Form 20-F
period 2008-12-31
Global Ship Lease, Inc.
filed 2009-06-25
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 1-34153

Global Ship Lease, Inc.

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands

(Jurisdiction of incorporation or organization)

c/o Portland House

Stag Place

London SW1E 5RS

United Kingdom

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Common Shares, par value of $0.01 per share	New York Stock Exchange
Warrants	New York Stock Exchange
Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

33,968,361 Class A Common Shares, par value of $0.01 per share

7,405,956 Class B Common Shares, par value of $0.01 per share

12,375,000 Class C Common Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as Issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GLOBAL SHIP LEASE, INC.

i

ii

iii

PART I

This Annual Report contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Annual Report include, but are not limited to, statements regarding Global Ship Lease’s disclosure concerning its operations, cash flows, financial position, dividend policy and likelihood of success in acquiring additional vessels to expand its business.

Forward-looking statements appear in a number of places in this Annual Report including, without limitation, in the sections entitled “Business Overview,” “Management’s Discussion and Analysis of Financial Conditions and Operations,” and “Dividend Policy.” The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the container shipping industry, including the rate of annual demand growth;

•	expectations regarding the strength of the future growth of the container shipping industry, including the rate of annual demand growth;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	the financial condition of CMA CGM, our initial Charterer and sole source of operating revenue, and its ability to continue to pay us charterhire in accordance with the charters;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel collisions and other damage including total or constructive loss;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain any waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation; and

•	other factors discussed in “Risk factors.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this Annual Report. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this Annual Report.

Unless the context otherwise requires, references to “the Company”, “we”, “us” or “our” refers to Global Ship Lease, Inc.; “CMA CGM” refers to CMA CGM S.A., “initial Charterer” refers to CMA CGM in its capacity as a charterer of our vessels; and “Ship Manager” refers to CMA Ships, a wholly-owned subsidiary of CMA CGM and our current ship manager.

For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report.

Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in United States dollars. We use the term “TEU”, meaning 20-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of Global Ship Lease’s containerships, which we also refer to as the vessels. Unless otherwise indicated, we calculate the average age of Global Ship Lease’s vessels on a weighted average basis, based on TEU capacity.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Global Ship Lease’s combined financial statements and notes thereto, which are referred to as Global Ship Lease’s combined financial statements, included elsewhere in this Annual Report. As of the date of this Annual Report, Global Ship Lease is in discussions with its lenders to obtain an amendment to its credit facility. Please see “Item 3 – Key Information - Risk Factors – Risks Related to Our Business.”

This selected historical combined financial and operating information gives effect to the Merger as at August 14, 2008 and consequently the combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2004 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the Merger and the period succeeding the Merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under its continuing business of long-term fixed rate time charters whereas for periods before 2008, under predecessor accounting rules, it earned virtually all of its revenue from carrying containerized cargo. Global Ship Lease uses the term “Predecessor Group” to mean the container shipping services provided by the 10 secondhand vessels, which it purchased in December 2007, and two newly built vessels, which it purchased in January 2008, in Global Ship Lease’s initial fleet when these vessels were owned and operated by CMA CGM and its subsidiaries rather than to mean any particular entity or entities.

There are significant differences between Global Ship Lease’s business after the acquisition of its initial fleet in December 2007 and January 2008, when it started its time charter business, and the business of Global Ship Lease’s Predecessor Group when the vessels earned revenue from carrying cargo for customers. Accordingly, the selected historical combined financial data prior to January 2008, which includes mainly the Predecessor Group’s trading activities of the vessels earning freight rates or revenue from carrying cargo for third party customers, are not indicative of the results Global Ship Lease would have achieved had it historically operated as an independent shipowning company earning charterhire or of Global Ship Lease’s future results.

The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc., as a result of the Merger, under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost and due to the changes in capital and legal structure following the Merger including the company becoming listed on the New York Stock Exchange.

The historical selected combined financial data as of December 31, 2008 (that includes two distinct reporting periods before and after the Merger), 2007 and 2006 and for each of the years then ended together with such information for the year ended December 31, 2005 have been derived from audited and unaudited combined financial statements of Global Ship Lease, Inc. The historical selected combined financial data as of December 31, 2005 and 2004 and for the year ended December 31, 2004 is derived from carve-out information of the Predecessor Group prepared by management of CMA CGM. Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

This selected financial information should be read together with, and is qualified in its entirety by, Global Ship Lease’s combined financial statements and the notes thereto included elsewhere in this Annual Report.

GLOBAL SHIP LEASE, INC.

	Selected combined financial information
	August 15 to December 31 2008	January 1 to August 14 2008	Year ended December 31,
			2007	2006	2005	2004
	Successor	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor
		(in millions of U.S. dollars, except per share data)
Statement of Income
Operating revenues:
Freight revenue (1)	$—	$2.1	$332.2	$299.6	$111.6	$58.1
Time charter revenue (2)	39.1	55.9	2.9	—	—	—
Operating expenses:
Voyage expenses (3)	—	(1.9)	(249.5)	(213.1)	(70.2)	(38.6)
Vessel expenses	(11.9)	(18.1)	(24.0)	(22.6)	(13.7)	(8.7)
Depreciation	(8.7)	(12.2)	(16.1)	(16.7)	(7.2)	(5.3)
General and administrative (4)	(3.7)	(3.8)	(17.8)	(11.3)	(2.7)	(1.3)
Other operating income / (expense)	0.1	(0.1)	2.3	11.9	(2.5)	—

Total operating expenses	(24.2)	(36.1)	(304.9)	(251.9)	(96.2)	(53.9)

Operating income	14.9	21.9	30.2	47.7	15.4	4.2
Non operating income/ (expense)
Interest income	0.4	0.4	0.2	—	—	—
Interest expense	(3.8)	(17.6)	(13.6)	(15.1)	(6.4)	(2.6)
Realized and unrealized gain on interest rate derivatives	(55.3)	2.7	—	—	—	—

Income before income taxes	(43.9)	7.4	16.8	32.7	9.0	1.7
Taxes on income	(0.1)	—	—	—	—	—

Net (loss) income	$(44.0)	$7.4	$16.8	$32.7	$9.0	$1.7

Net income per share in thousand $ per share
Basic and diluted (5)	n.a.	74	168	327	90	17
Weighted average number of common shares outstanding
Basic and diluted	n.a.	100	100	100	100	100

Net (loss) per Class A common share in $
Basic and diluted	(1.30)	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average number of Class A common shares outstanding
Basic and diluted in millions	33.8	n.a.	n.a.	n.a.	n.a.	n.a.
Net (loss) per Class B common share in $
Basic and diluted	Nil	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	n.a.	n.a.	n.a.	n.a.	n.a.

Statement of cash flow
Net cash from operating activities	$14.0	$20.7	$56.6	$22.8	$17.4	$3.0

Balance sheet data (at period end)
Total current assets	33.0	n/a	192.9	32.1	11.2	7.2
Total vessels	906.9	n/a	475.3	286.2	177.8	114.0
Total assets	966.6	n/a	674.6	344.5	203.0	121.7
Long-term debt (current and non-current portion)	542.1	n/a	401.1	139.2	109.9	28.7
Shareholder loan (6)	—	n/a	176.9	—	—	—
Preferred shares	48.0	—	—	—	—	—
Stockholders equity	295.0	n/a	87.5	170.0	18.4	23.5

Other data (time charter business)
Number of vessels in operation at period end	16	12	12	n.a	n.a	n.a
Ownership days	1,717	2,699	159	n.a	n.a	n.a
Utilization (7)	100%	98%	99%	n.a	n.a	n.a

(1)	This line item reports revenue earned by the Predecessor Group from carrying cargo on the vessels.

(2)	This line item reports revenues earned from Global Ship Lease’s chartering business following the purchase of its initial fleet of 10 secondhand vessels in December 2007.
(3)	This line item reports the voyage related expenses of carrying cargo by the Predecessor Group.
(4)	Global Ship Lease’s combined financial statements include the general and administrative expenses incurred by its Predecessor Group related to its operations and such costs incurred by Global Ship Lease as a wholly owned subsidiary of CMA CGM in the predecessor period prior to the Merger. Subsequent to the completion of the Merger, Global Ship Lease will incur additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by an independent listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the Predecessor Group and incurred in the predecessor period do not purport to be indicative of future expenses.
(5)	The weighted average number of shares outstanding of Global Ship Lease as of June 30, 2008 has been used for purposes of computing earnings per share for all presented prior periods.
(6)	Amounts due to the former shareholder were not assumed by Global Ship Lease following completion of the Merger.
(7)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days by the total number of ownership days, with the result expressed as a percentage. Operating days represent the number of days in the period that the vessels were available and were not off-hire for any reason, including scheduled dry-dockings, breakdowns or repairs. Ownership days represent the number of days in the period that we owned the relevant vessels.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Global Ship Lease’s $800 million credit facility contains restrictive covenants including a maximum leverage ratio based on borrowings under the credit facility expressed as a percentage of charter free market value of its vessels. Depending on the results of on-going discussions with our lenders and any updated leverage ratio that may be determined at June 30, 2009 the lenders under our credit facility may require us to make a prepayment of our borrowings or provide additional security which would likely cause a default under the credit facility and which would raise substantial doubt about our ability to continue as a going concern.

Global Ship Lease has a $800 million credit facility with Fortis Bank (Nederland) N.V., Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland, which Global Ship Lease used to acquire its fleet and intends to use to acquire additional vessels and fund working capital, among other things. As of December 31, 2008, outstanding borrowings under this facility were $542.1 million. The credit facility contains restrictive covenants including minimum cash, minimum net worth, minimum EBITDA to debt service, maximum net debt to total capital and maximum leverage ratio, which is the ratio of borrowings under credit facility to the market value of security posted, which is essentially the charter-free willing buyer willing seller market value of Global Ship Lease’s vessels.

Due to the global economic downturn and significantly reduced demand for container shipping services and thus for containerships, combined with continuing delivery of newbuilds, containership values have experienced dramatic declines in recent months. Purchase and sale transactions in the containership market have been very limited, mostly for small vessels and, in instances where such transactions have been completed, the prices have been significantly lower than comparable transactions in the past. No newbuilding orders have been placed for many months. Many ship brokers are not providing certificates of market value due to the disrupted market. The negative development in perceived market values has caused concern that Global Ship Lease may exceed its maximum permitted leverage ratio under its credit facility which provides that if the leverage ratio exceeds 75%, the Agent may require a prepayment of borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 75%.

Accordingly, on February 10, 2009, Global Ship Lease and the lenders entered into an addendum to the credit facility (the “Addendum”) to effect amendments to address these concerns relating to containership market conditions. The Addendum suspended the 75% leverage ratio test for the period between April 30, 2009 and April 30, 2010. In lieu thereof, the Addendum provides that if the leverage ratio exceeds 90% during this period, Global Ship Lease is required to deposit 50% of its cash available for distribution into a pledged account. In addition, the Addendum provides that if the leverage ratio exceeds 100% during this period, the Agent may require a prepayment of borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 100%.

On April 29, 2009, due to continuing challenges in the ship valuation environment, Global Ship Lease agreed with its lenders, to waive for two months until June 30, 2009 the requirement under the credit facility to submit vessel valuations and undertake the leverage ratio test. Valuations were otherwise due by April 30, 2009. Global Ship Lease has agreed that it will not declare or pay any dividend to common shareholders during this waiver period. Please see — Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

As of the date of this Annual Report, Global Ship Lease is in active discussions with its lenders to obtain a further amendment to the credit facility to address the situation. No assurances can be made as to the outcome of these discussions and we may not be successful in obtaining further covenant waivers or other modifications.

Management believes that, if it were possible to obtain up-to-date charter free valuations of its fleet as of the date of this Annual Report, the leverage ratio is likely to exceed 100%. Should an amendment to the credit facility or other relief not be obtained by June 30, 2009 and the leverage ratio is determined to be in excess of 100%, the Agent may require a prepayment of borrowings or the delivery of additional security. In such an event, Global Ship Lease is likely to go into default under the credit facility, which would raise substantial doubt about our ability to continue as a going concern. Please see — Item 8 “Financial Information — Financial Statements and Other Financial Information — Note 2(a)”.

Global Ship Lease may not be able to borrow funds under the credit facility to purchase CMA CGM Berlioz in July 2009 or the two 4,250 teu newbuild containerships in fourth quarter 2009.

Global Ship Lease is scheduled to purchase CMA CGM Berlioz in July 2009 for $82 million from CMA CGM and will need to be able to make additional borrowings under the credit facility to effect this purchase. Global Ship Lease is also contracted to purchase two newbuildings in fourth quarter 2010 and will need to pay additional cash consideration of approximately $140 million, after taking account of the 10% deposit already paid, which may also necessitate further borrowings under the credit facility.

Global Ship Lease’s ability to borrow further amounts under the credit facility is subject to, among other things, the leverage ratio not exceeding 70%.

Global Ship Lease is also discussing with its lenders the possibility of making additional drawings under the credit facility in respect of CMA CGM Berlioz notwithstanding that the leverage ratio is likely to exceed 70% in July 2009 if up-to-date valuations were to be obtained. No assurances can be made as to the outcome of these discussions.

If Global Ship Lease is unable to complete the acquisition of the CMA CGM Berlioz, we will be required to reverse the $7.8 million intangible asset and the $10.5 million intangible liability recognized in connection with the acquisition of the contracted fleet of CMA CGM at the time of the merger that occurred on August 14, 2008 through the statement of income, please see — Item 8 “Financial Information — Financial Statements and Other Financial Information — Note 3”.

If Global Ship Lease is unable to purchase the two newbuildings in fourth quarter 2010, we will have to write off the $15 million deposit already paid and recognized as an asset in our combined balance sheet.

Even if the lenders grant a waiver or other modifications to the credit facility, Global Ship Lease cannot assure you that it will be able to borrow amounts under its credit facility to pay for any further vessel acquisitions, and restrictive covenants in its credit facility and forthcoming amortization of the total amount that can be borrowed may impose financial and other restrictions on Global Ship Lease, such as limiting its ability to pay dividends.

Global Ship Lease’s ability to borrow amounts under the credit facility is subject to compliance with terms and conditions included in the loan documents. Global Ship Lease’s ability to borrow funds from the credit facility to acquire additional vessels and include them in the security package under the credit facility will be dependent on the leverage ratio, whether the purchase of the acquired vessels meets certain financial criteria, and whether the vessels meet certain age and minimum capacity requirements and are to be employed by an acceptable charterer.

In addition, as a condition for obtaining financing from its lenders, Global Ship Lease’s vessels need to be certified “in class” and without material overdue recommendations or conditions of class as determined by a member of the International Association of Classification Societies Ltd., or IACS.

Additionally, Global Ship Lease’s credit facility provides that it may not pay dividends if there is a continuing default under the facility. Global Ship Lease is prohibited from paying dividends if the payment of the dividend would result in a default and any payments to be made into the retention account are not fully up to date. Global Ship Lease’s ability to declare and pay dividends therefore depends on whether it is in compliance with its credit facility. Global Ship Lease’s credit facility is a revolving credit facility and it may be required to make repayments under the facility although these repayments may be redrawn. The charter free market value of Global Ship Lease’s vessels can fluctuate substantially depending on market supply and demand for vessels. In recent months, due to an excess of containership capacity as described above, vessel values have fallen significantly. In addition, it is probable that the market value of Global Ship Lease’s vessels will decrease over time, as vessels generally decrease in value as they age. Consequently, the leverage ratio is volatile and will likely increase over time, which will negatively affect Global Ship Lease’s ability to comply with its leverage ratio covenants. This, in turn, will impact Global Ship Lease’s ability to pay dividend payments.

In addition, in December 2011, four years from the date of the closing of the credit facility, the amounts available for borrowing will be permanently reduced each quarter. Therefore, unless Global Ship Lease is able to use other sources or refinance borrowings under its credit facility with new indebtedness that has a later maturity date, following four years after the date of the closing of the credit facility, the amount of cash that Global Ship Lease will have available in any period will be decreased by the amount of any principal repayments that it is required to make.

The credit facility also imposes additional operating and financial restrictions on Global Ship Lease. These restrictions may limit its ability to, among other things:

•	incur additional indebtedness in the vessel owning subsidiaries, including through the issuance of guarantees;

•	change the management of its vessels without the prior consent of the lender;

•	permit liens on its assets;

•	sell its vessels or change the ownership of its subsidiaries;

•	merge or consolidate with, or transfer all or substantially all its assets to, another person; and

•	enter into certain types of charters.

Therefore, Global Ship Lease may need to seek consent from its lenders in order to engage in certain corporate actions. Its lenders’ interests may be different from Global Ship Lease’s and it cannot guarantee that it will be able to obtain its lenders’ consent when needed. This may limit its ability to pay dividends, finance its future operations, make acquisitions or pursue business opportunities. Please see Item 4B “Business Overview—Global Ship Lease Credit Facility” for more information.

Global Ship Lease cannot assure you that it will be able to refinance any indebtedness incurred under its credit facility.

Global Ship Lease cannot assure you that, when required, it will be able to refinance its indebtedness on terms that are acceptable to Global Ship Lease or at all. The actual or perceived credit quality of its charterers, any defaults by them, and the market value of its fleet, among other things, may materially affect its ability to obtain new or replacement debt financing. If Global Ship Lease is not able to refinance its indebtedness, it will have to dedicate a portion of its cash flow from operations to pay the principal and interest of its indebtedness. Global Ship Lease cannot assure you that it will be able to generate cash flow in amounts that are sufficient for these purposes. If Global Ship Lease is not able to satisfy its debt service obligations with its cash flow from operations, Global Ship Lease may have to sell some or all of its assets, which may not be possible and which would have an adverse effect on its cash flows and results of operations. If Global Ship Lease is unable to meet its debt obligations for any reason, its lenders could declare its debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in its fleet which are mortgaged as part security for the debt, which could result in the acceleration of other indebtedness that Global Ship Lease may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Global Ship Lease is highly dependent on CMA CGM.

All of Global Ship Lease’s vessels in its fleet are chartered to its initial Charterer, CMA CGM. The initial Charterer’s payments to Global Ship Lease under the charters are currently its sole source of revenue. Global Ship Lease is highly dependent on the performance by the Charterer of its obligation under the charters. The container shipping industry is suffering a significant cyclical downturn with a substantial amount of excess ship capacity and many container shipping companies have reported substantial losses for first quarter 2009. If the initial Charterer ceases doing business or fails to perform its obligations under Global Ship Lease’s charters, Global Ship Lease’s business, financial position and cash available for the payment of dividends would be materially adversely affected as it is probable that, even if we were able to find replacement charters, such replacement charters would be at lower daily rates and shorter durations.

Moreover, under its ship management agreement with CMA Ships, the Ship Manager is obligated to provide Global Ship Lease with requisite financial information so that Global Ship Lease can meet its own reporting obligations under U.S. securities laws. CMA CGM has guaranteed the performance of CMA Ships and any payments due to Global Ship Lease under the ship management agreements. CMA CGM and CMA Ships are privately held French corporations with financial reporting schedules different from Global Ship Lease. If CMA CGM, CMA Ships or any of their subsidiaries is delayed in providing Global Ship Lease with key financial information, Global Ship Lease could fail to meet its financial reporting deadlines.

Global Ship Lease’s Ship Manager and CMA CGM, its initial Charterer, are privately held companies and there is little or no publicly available information about them.

CMA CGM is Global Ship Lease’s initial sole Charterer and its wholly owned subsidiary, CMA Ships, is Global Ship Lease’s initial Ship Manager. CMA CGM’s ability to continue to pay charterhire and CMA Ships’ ability to render ship management services will depend in part on their own financial strength. Circumstances beyond their control could impair CMA CGM’s and CMA Ships’ financial strength, and because they are privately held companies, information about the financial strength of their companies is not publicly available. As a result, Global Ship Lease and an investor in its securities might have little advance warning of financial or other problems affecting CMA CGM or their wholly owned subsidiaries even though their financial or other problems could have a material adverse effect on Global Ship Lease.

CMA CGM and Global Ship Lease’s Ship Manager have conflicts of interest with Global Ship Lease and limited contractual duties, which may make them favor their own interests to Global Ship Lease’s detriment.

Conflicts of interest may arise between Global Ship Lease, on the one hand, and CMA CGM, Global Ship Lease’s initial Charterer, and CMA Ships, its Ship Manager, on the other hand. As a result of these conflicts, Global Ship Lease’s Ship Manager may favor its own or its parent company’s interests over Global Ship Lease’s interests. These conflicts may have unfavorable consequences for Global Ship Lease. For example, Global Ship Lease’s Ship Manager could be encouraged to incur unnecessary costs, for which it would seek reimbursement from Global Ship Lease. Although Global Ship Lease’s ship management agreements expressly prohibit its Ship Manager from giving preferential treatment when performing any of its ship management services to any other vessel that is affiliated with it, or otherwise controlled by CMA CGM, conflicts of interest may arise between Global Ship Lease, and its Ship Manager and its initial Charterer.

CMA CGM could compete with Global Ship Lease.

Along with many other vessel-owning transportation companies, CMA CGM, currently Global Ship Lease’s sole Charterer and largest holder of its common shares, could compete with Global Ship Lease in its search to purchase newbuildings and secondhand vessels. Further, CMA CGM is not precluded from acting as an owner in the direct chartering market. While Global Ship Lease understands that CMA CGM currently has no intention of doing so, competition from CMA CGM may potentially harm Global Ship Lease’s ability to grow the business and may decrease its results of operations.

Certain terms in Global Ship Lease’s agreements with CMA CGM and its affiliates may be the result of negotiations that were not conducted at arms-length and may not reflect market standard terms. In addition, they may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The asset purchase agreement, the charters, the ship management agreements and the other contractual agreements Global Ship Lease entered into with CMA CGM and its wholly owned subsidiaries were made in the context of an affiliated relationship and were negotiated in the overall context of the previously contemplated public offering of its Class A common shares in 2007, the Merger in August 2008 and other related transactions. Global Ship Lease’s agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, its future operating results may be negatively affected if Global Ship Lease does not receive terms as favorable in future negotiations with unaffiliated third parties or has to enter into lengthy and costly negotiations with third parties in connection with entering into such agreements.

Global Ship Lease’s growth depends on its ability to maintain and expand its relationship with CMA CGM and obtain new charterers, for which Global Ship Lease will face substantial competition.

One of Global Ship Lease’s objectives is to acquire additional vessels and charter them out to container shipping companies as charterers. The process of obtaining new charterers is highly competitive and often takes several months. Charters are awarded based upon a variety of factors relating to the vessel owner, including:

•	competitiveness of overall price;

•	containership experience and quality of ship operations (including cost effectiveness);

•	shipping industry relationships and reputation for reliability, customer service and safety;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths for newbuildings; and

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications.

Global Ship Lease expects substantial competition in expanding its business, including with respect to obtaining new containership charters, from a number of experienced and substantial companies. Many of these competitors currently have significantly greater financial resources than Global Ship Lease does, and can therefore operate larger fleets and may be able to offer better charter rates. There may be an increasing number of owners with vessels available for charter, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for charters. As a result of these factors, Global Ship Lease may be unable to maintain or expand its relationships with CMA CGM or to obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on its business, results of operations and financial condition.

Global Ship Lease may be unable to make or realize expected benefits from vessel acquisitions, and implementing its growth strategy through acquisitions may harm its business, financial condition and operating results.

Global Ship Lease’s growth strategy includes, among other things, selectively acquiring newbuildings and secondhand vessels. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and obtaining the necessary resources to manage an enlarged business. Global Ship Lease cannot give any assurance that it will be successful in executing its growth plans, that Global Ship Lease will be able to employ acquired vessels under long-term charters or have ship management agreements with similar or better terms than those Global Ship Lease has obtained from its Ship Manager or that it will not incur significant expenses and losses in connection with its future growth.

Factors that may limit Global Ship Lease’s ability to acquire additional vessels include shipyard capacity for newbuildings, the relatively small number of independent fleet owners and the limited number of modern vessels with appropriate characteristics not subject to existing long-term or other charters. Competition from other purchasers could reduce Global Ship Lease’s acquisition opportunities or cause Global Ship Lease to pay higher prices.

Any acquisition of a vessel may not be profitable to Global Ship Lease and may not generate cash flow sufficient to justify Global Ship Lease’s investment. In addition, Global Ship Lease’s acquisition growth strategy exposes Global Ship Lease to risks that may harm its business, financial condition and operating results, including risks that Global Ship Lease may:

•	fail to obtain financing, ship management agreements and charters on acceptable terms;

•	be unable, including through its ship managers, to hire, train or retain qualified shore and seafaring personnel to manage and operate its growing business and fleet;

•	fail to realize anticipated benefits of cost savings or cash flow enhancements;

•	decrease its liquidity by using a significant portion of its available cash or borrowing capacity to finance acquisitions;

•	significantly increase its interest expense or financial leverage if Global Ship Lease incurs additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the vessels acquired; or

•	not be able to pay dividends.

Unlike newbuildings, secondhand vessels typically do not carry warranties as to their condition at the time of acquisition. While Global Ship Lease would generally inspect existing containerships prior to purchase, such an inspection would normally not provide Global Ship Lease with as much knowledge of a containership’s condition as if it had been built for Global Ship Lease and operated by Global Ship Lease during its life. Future repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for equivalent vessels of which Global Ship Lease has had direct experience. These additional costs could decrease Global Ship Lease’s cash flow and reduce its liquidity.

Global Ship Lease’s business depends upon certain individuals who may not necessarily continue to be affiliated with Global Ship Lease.

Global Ship Lease’s future success depends to a significant extent upon its Chief Executive Officer, Ian J. Webber, its Chief Financial Officer, Susan J. Cook, its Chief Commercial Officer, Thomas A. Lister and its Chief Technical Officer, Vivek Puri. Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri have an aggregate of over 80 years of experience in the shipping industry and have worked with several of the world’s largest shipping companies. They and members of the board of directors are crucial to the execution of its business strategies and to the growth and development of its business. If these individuals were no longer to be affiliated with Global Ship Lease, or if Global Ship Lease were to otherwise cease to receive advisory services from them, Global Ship Lease may be unable to recruit other employees with equivalent talent and experience, and its business and financial condition may suffer as a result.

Global Ship Lease is a recently formed company with limited separate operating history and its historical financial and operating data may not be representative of its future results.

Global Ship Lease is a recently formed company with limited operating history. The historical combined financial statements included in this Annual Report include, mainly as comparatives, its predecessor’s historical business activities as a container shipping company earning revenue from transporting shipper’s cargo and incurring both vessel and voyage expenses, including all costs related to handling of shippers’ cargoes for its vessels while they were owned and operated by CMA CGM until the date of the individual transfer of each of 10 vessels in December 2007 and two further vessels in January 2008. These combined financial statements reflect only the results of Global Ship Lease under its fixed-rate long-term charters, ship management agreements and its financing arrangements only from the date of the individual transfer of each vessel in December 2007 and January 2008. Further, Global Ship Lease’s capital and legal structure changed significantly as a result of the Merger in August 2008, including it becoming listed on the New York Stock Exchange. Consequently, historical financial information is not a meaningful representation of its future results of operations.

Global Ship Lease has not performed and does not intend to perform underwater inspections of its vessels.

Although Global Ship Lease has performed physical inspections of the vessels, Global Ship Lease has not performed and does not intend to perform any underwater inspections either prior to or after their delivery. As a result, Global Ship Lease will not be aware of any damage to a vessel that may exist at the time of delivery and which could only be discovered through an underwater inspection. Global Ship Lease has agreed to purchase the vessels and newbuildings on an “as is” basis, subject to CMA CGM being responsible for any class condition or recommendation that is found to have existed at the date of delivery of the vessels. However, if any damage is subsequently found, Global Ship Lease could incur substantial costs to repair the damage.

Delays in the deliveries of contracted vessels could harm its operating results.

Global Ship Lease has agreed to acquire one secondhand vessel, expected to be delivered in July 2009, and two newbuildings, expected to be delivered in the fourth quarter of 2010. The delivery of any of these vessels could be delayed and any delay could negatively affect its operating results.

The delivery of the secondhand vessel could be delayed because of, among other things:

•	hostilities or political disturbances;

•	non-performance on the vessel sale agreement by CMA CGM;

•

having an outstanding recommendation or condition of class attached to it or a suspension from class that would require, pursuant to its asset purchase agreement, CMA CGM to remedy such recommendation or condition of class prior to delivering the vessel to Global Ship Lease;

•	inability to obtain requisite permits or approvals; or

•	damage to or destruction of the vessel while being operated by the seller prior to the delivery date.

The delivery of newbuildings could be delayed for a number of reasons, including:

•	a worsening of the business relationship, or a contractual dispute, between the parties to the building contract that would slow or stop the building or delivery of the newbuildings;

•	non performance by any of the parties to the ship building contracts, vessel sale agreements or charters;

•	work stoppages or other labor disturbances or other events that disrupt shipyard operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of the shipyard or of the owner who has ordered the two vessels to be built;

•	a backlog of orders at the shipyard;

•	hostilities, political or economic disturbances in the regions where the newbuildings are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original specifications of the newbuildings;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; or

•	inability to obtain requisite permits or approvals;

Ship building contracts for newbuildings typically contain a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract.

Any termination of the ship building contract, or any delay in the delivery of contracted vessels, will eliminate or postpone Global Ship Lease’s receipt of revenues under the time charters for those vessels and may permanently reduce its actual and projected revenues, and would therefore adversely affect its results of operations and financial condition, and may negatively affect its stock price.

Global Ship Lease is a holding company and it depends on the ability of its subsidiaries to distribute funds to Global Ship Lease in order to satisfy its financial and other obligations.

Global Ship Lease is a holding company and has no significant assets other than the equity interests in its subsidiaries. Global Ship Lease’s subsidiaries own all of its vessels and payments under charters are made to its subsidiaries. As a result, its ability to pay dividends depends on the performance of its subsidiaries and their ability to distribute funds to it. The ability of its subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law or the laws of any jurisdiction which regulates the payment of dividends by companies. If Global Ship Lease is unable to obtain funds from its subsidiaries, Global Ship Lease may not be able to pay dividends.

As its fleet ages, Global Ship Lease may incur increased operating costs, which could adversely affect its earnings.

In general, the day-to-day cost of operating and maintaining a vessel in good operating condition increases with age. In addition, older vessels are typically less fuel efficient. Governmental regulations and safety or other equipment standards may also require expenditures for alterations, or the addition of new equipment, to its vessels and may restrict the type of activities in which its vessels may engage. Global Ship Lease cannot assure you that, as its vessels age, market conditions will justify those expenditures or enable that it can operate its vessels profitably during the remainder of their useful lives.

Global Ship Lease’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.

The shipping industry has inherent operational risks. Although Global Ship Lease carries hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance), Global Ship Lease may not be adequately insured against all risks or its insurers may not pay every claim. Even if its insurance coverage is adequate to cover its losses, Global Ship Lease may not be able to obtain a replacement vessel in the event of a total or constructive loss in a timely manner. Under the terms of its credit facility, Global Ship Lease may be subject to restrictions on the use of any proceeds Global Ship Lease may receive from claims under its insurance policies. Furthermore, in the future, Global Ship Lease may not be able to obtain adequate insurance coverage at reasonable rates for its fleet. Global Ship Lease may also be subject to calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the protection and indemnity associations through which Global Ship Lease receives indemnity insurance coverage for tort liability. Insurers typically have the right to charge additional premiums if vessels transit certain “excluded areas” which may be subject to higher risk of piracy, war or terrorism. Global Ship Lease cannot be certain that its insurers will continue to provide such cover, or that Global Ship Lease will be able to pass these increased costs to its charterers. Its insurance policies will also contain deductibles, limitations and exclusions which, although Global Ship Lease believes are standard in the shipping industry, may nevertheless increase its costs.

In addition, Global Ship Lease does not presently carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from an accident. Accordingly, any vessel that is off-hire for an extended period of time, due to an accident or otherwise, could have a material adverse effect on its business, results of operations and financial condition.

Global Ship Lease is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Global Ship Lease’s corporate affairs are governed by its articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, Global Ship Lease’s shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because Global Ship Lease is organized under the laws of the Republic of the Marshall Islands, it may be difficult to serve Global Ship Lease with legal process or enforce judgments against it, its directors or its management.

Global Ship Lease is organized under the laws of the Republic of the Marshall Islands, and substantially all of its assets are located outside of the United States. Its principal executive offices are located outside the United States and some of its directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against Global Ship Lease or against its directors or its management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against Global Ship Lease’s assets or its directors and officers.

Global Ship Lease cannot assure you that it will pay any dividends and Global Ship Lease’s dividend policy is subject to change at the discretion of its board of directors.

The declaration and payment of dividends is subject at all times to the discretion of Global Ship Lease’s board of directors and are limited by other contractual obligations such as those in the credit facility. To the extent permitted by such contractual obligations, Global Ship Lease intends to distribute a portion of its cash flow to its shareholders, while retaining cash flow for reinvestment in its business. Retained cash flow may be used to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by Global Ship Lease’s management and board of directors. There can be no assurance that its actual results will be as anticipated, that its board of directors will not increase the level of reserves or otherwise change its dividend policy or that Global Ship Lease will not have additional cash expenses or liabilities, including extraordinary expenses.

In addition to our current discussions with our lenders and its outcome, the timing and amount of future dividends, if any, could also be affected by various factors, including:

•	Global Ship Lease’s earnings, financial condition and anticipated cash requirements;

•	unexpected repairs to, or required capital expenditures on, vessels or drydocking costs in excess of amounts held in reserve;

•	additional acquisitions of vessels;

•	the loss of a vessel;

•

restrictions under its credit facility either now or agreed as part of future waiver discussions including the ratio of drawn debt to current charter-free market value of vessels pledged as security and in any future debt agreements; and

•

the provisions under Marshall Islands law affecting distributions to shareholders, which generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such dividend.

Global Ship Lease’s ability to pay dividends is limited by Marshall Islands law.

In addition to limiting payments of dividends if Global Ship Lease is, or could become, insolvent, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares).

Global Ship Lease has anti-takeover provisions in its organizational documents that may discourage a change of control.

Certain provisions of Global Ship Lease’s articles of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Certain of these provisions provide for:

•	a classified board of directors with staggered three-year terms;

•	restrictions on business combinations with certain interested shareholders;

•	directors only to be removed for cause and only with the affirmative vote of holders of at least a majority of the common shares entitled to vote in the election of directors;

•	advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at annual meetings; and

•	a limited ability for shareholders to call special shareholder meetings.

These anti-takeover provisions could make it more difficult for a third party to acquire Global Ship Lease, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

The price of Global Ship Lease’s securities may be volatile.

The price of Global Ship Lease’s common shares units and warrants may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	limited operating history;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in Global Ship Lease’s quarterly revenues and earnings and those of its publicly held competitors;

•	shortfalls in Global Ship Lease’s operating results from levels forecasted by securities analysts;

•	announcements concerning Global Ship Lease or its competitors; and

•	the general state of the securities markets.

The international containership industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

There will be a substantial number of Global Ship Lease’s common shares available for sale in the future that may adversely affect the market price of Global Ship Lease’s Class A common shares.

The common shares (not including the common shares underlying the sponsors warrants nor the common shares purchased by Mr. Gross and CMA CGM on the closing date of the Merger pursuant to assignment and acceptance agreements with Marathon) issued in the Merger to Marathon’s initial stockholders and CMA CGM are subject to transfer restrictions set forth in the stockholders agreement. Generally, such shares cannot be sold for one year from the date of the Merger, except that CMA CGM is permitted to transfer (i) up to 4,094,600 Class A common shares after the date that is 120 days after the date of the Merger, and (ii) up to 125,000 common shares to its directors and officers. Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial stockholders and CMA CGM can demand that Global Ship Lease register the resale of their common shares at any time after the one year anniversary of the Merger. Holders of the sponsor warrants were also entitled to request at any time after the Merger and did so request that we register the Class A common shares underlying the sponsor warrants on a shelf registration statement. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Global Ship Lease’s Class A common shares.

The outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders. This might have an adverse effect on the market price of our common shares.

Excluding the 5,500,000 sponsor warrants and an aggregate of 6,188,088 Class A warrants owned by CMA CGM, Michael Gross and other initial stockholders of Marathon, there are outstanding public warrants to purchase an aggregate of 39,531,348 Class A common shares. These warrants would likely only be exercised if the $6.00 per share exercise price is below the market price of our Class A common shares. To the extent they are exercised, additional Class A common shares will be issued, which will result in dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

Global Ship Lease cannot assure you that it will realize the expected benefits of its agreement to acquire two 4,250 TEU newbuildings scheduled to be delivered in the fourth quarter of 2010.

Global Ship Lease has an agreement to acquire two 4,250 TEU newbuildings for approximately $77 million per vessel. The two vessels are scheduled to be delivered in the fourth quarter of 2010 and are expected to be chartered to Zim Integrated Shipping Services Limited for a term of seven to eight years at a net rate of $28,000 per vessel per day. The purchase is subject to the completion of customary documentation and closing conditions. Although Global Ship Lease anticipates that the acquisition will be accretive, Global Ship Lease cannot assure you that it will realize the expected benefits of the acquisition. Further, it is possible that the shipyard, seller or charterer may fail to perform under the agreements which might result in Global Ship Lease being unable to purchase the vessels, having to write off the $15 million deposit already paid or becoming owners of the vessels with no effective charter in place.

Global Ship Lease has swapped the majority of its anticipated core debt from floating rate based on LIBOR to fixed rate debt until at least March 2013 and therefore is locked into a base borrowing rate to which the applicable spread is added to determine the effective rate. Accordingly, Global Ship Lease has removed most of the volatility from its interest charge, other than for changes in the applicable margin, and is unable to benefit from falling LIBOR rates.

As part of its risk management strategy and in order to avoid volatility in its interest expense, Global Ship Lease has swapped the majority of its anticipated core debt from floating rate based on LIBOR to fixed rate debt until at least March 2013. Approximately $580 million of debt has been swapped into a fixed rate of 3.59%. Global Ship Lease is therefore unable to benefit from falling LIBOR rates.

Depending on fluctuations in LIBOR, our interest rate swap agreements and their accounting treatment in our combined financial statements could result in declines in our net income.

We have entered into certain financial instrument contracts to hedge our exposure to interest rate fluctuations. These derivative instruments are accounted for under the relevant U.S. GAAP guidance at market value, as none of the derivatives qualify for hedge accounting, with changes in the mark-to-market being recognized directly in our combined statement of income. During the year ended December 31, 2008, LIBOR and the related forward interest rate curve experienced significant downward movement which significantly impacted the estimated market value of our financial instruments. resulting in a non-cash loss amounting to $54.9 million for the period from August 15, 2008 to December 31, 2008.

Future interest rate volatility may expose our net income to significant variations.

Risks Related to the Industry of Global Ship Lease

Global Ship Lease’s growth and long term profitability depend mainly upon growth in demand for containerships and the condition of the charter market. The container shipping industry is cyclical and volatile and the industry is currently experiencing a severe cyclical downturn. There is an excess of vessel capacity and demand for containerships has fallen. Charter rates and vessel values have dropped, thus reducing its ability to secure new charterers at attractive rates.

The container shipping industry is both cyclical and volatile in terms of charterhire rates and profitability. Charterhire rates have decreased significantly and rates may decrease further in the future. Fluctuations in charter rates result from changes in the supply and demand for ship capacity, which is driven mainly by changes in the supply and demand for world trade container shipping services. There is currently an oversupply of ship capacity which has caused freight rates, charter rates and asset values, to fall. The factors affecting the supply and demand for containerships and container shipping services are outside Global Ship Lease’s control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported, the size of containerships, and the extent of trans-shipments;

•	environmental and other legal and regulatory developments;

•	currency exchange rates; and

•	port and canal congestion.

The factors that influence the supply of containership capacity include:

•	the containership newbuilding orderbook compared to the existing cellular containership fleet;

•	the scrapping rate of older containerships;

•	the price of steel and other raw materials;

•	changes in environmental and other laws and regulations that may limit the useful life of containerships;

•	the availability of shipyard capacity;

•	port and canal congestion; and,

•	the price of oil and economics of slow steaming.

Global Ship Lease’s ability to re-charter its fleet upon the expiration or termination of its charters, and the charter rates receivable under and the duration of any renewal or replacement charters will depend upon, among other things, the then state of the containership market and how the then age and quality of Global Ship Lease’s fleet are perceived by the market. If the containership market is in a period of depression when Global Ship Lease’s vessels’ charters expire for whatever reason, including an oversupply of containership capacity, Global Ship Lease may be forced to re-charter its vessels at reduced or unprofitable rates, which may reduce or eliminate its earnings or make its earnings increasingly volatile, or it may not be able to re-charter its vessels at all. The same issues will exist if Global Ship Lease acquires additional vessels without charter arrangements in place, or at the expiration of such arrangements, obliging Global Ship Lease to try to fix employment of the additional vessels in the spot market while attempting to subject them to a long-term time charter arrangement.

If the market value of vessels or charter rates substantially declines then Global Ship Lease may incur a financial loss if it attempts to sell one or more of its vessels.

Containership values can fluctuate substantially over time and have recently declined significantly. A number of factors may contribute to a decrease in the market value of containerships, including:

•	unfavorable economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade growth leading to reduced demand for container shipping services;

•	increases or an oversupply in global containership capacity; and

•

the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards or otherwise.

If a charter terminates when the charter market for containerships is depressed, Global Ship Lease may be unable to re-charter the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, Global Ship Lease may seek to dispose of it. It is likely that in such circumstances asset values will also be depressed. Inability to dispose of the containership at a reasonable price could result in a loss on the vessel’s sale and adversely affect Global Ship Lease’s results of operations and financial condition.

Future fluctuations in charter rates and vessel values may trigger a possible impairment of Global Ship Lease’s vessels as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Global Ship Lease—Critical Accounting Policies and Estimates.”

Charter free market values of Global Ship Lease’s vessels pledged as security under the credit facility may also impact its ability to satisfy its loan-to-value covenants under the credit facility.

Global Ship Lease may have more difficulty entering into long-term charters if a more active and cheaper short-term or spot container shipping market develops.

At the expiration of Global Ship Lease’s charters, if a charter terminates early for any reason or if Global Ship Lease acquires vessels charter-free, Global Ship Lease will need to charter or re-charter its vessels. Should more vessels be available on the spot or short-term market at the time Global Ship Lease is seeking to fix new long-term charters, Global Ship Lease may have difficulty entering into such charters at profitable rates and for any term other than short term and, as a result, Global Ship Lease’s cash flow may be subject to instability in the long-term. In addition, it would be more difficult to fix relatively older vessels should there be an oversupply of younger vessels on the market. A more active short-term or spot market may require Global Ship Lease to enter into spot or short-term charters based on prevailing market rates, as opposed to long-term contracts based on a fixed rate, which could result in a decrease in Global Ship Lease’s cash flow in periods when charter rates are depressed.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. The M/V Sirius Star is classified as a very large crude carrier and has the capacity to carry over 2.0 million barrels of crude oil. Pirate attacks on any of our vessels could result in loss of life, the kidnapping of our crew or the theft, damage or destruction of our vessels or of cargo being transported thereon. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, costs, including due to employing onboard security guards, should we so decide, could increase in such circumstances. Any of these events may materially adversely affect our charterers, impairing their ability to make payments to us under our charters.

Terrorist attacks and international hostilities could affect its results of operations and financial condition.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect Global Ship Lease’s business, results of operations and financial condition from increased security costs and more rigorous inspection procedures at borders and ports. From time to time acts of terrorism, regional conflict and other armed conflict around the world, may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect Global Ship Lease’s ability to obtain additional financing on terms acceptable to Global Ship Lease or at all.

Terrorist attacks targeted at oceangoing vessels may also negatively affect Global Ship Lease’s future operations and financial condition from, for example, increased insurance costs, and directly impact its containerships or its customers. Future terrorist attacks could result in increased market volatility or even a recession in the United States or elsewhere or negatively affect global financial markets, and could further increase inspection and security requirements and regulation that could slow its operations and negatively affect its profitability. Any of these occurrences could have a material adverse impact on Global Ship Lease’s operating results, revenue and costs.

Global Ship Lease’s vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of its common shares.

From time to time and in relation to its charterers’ business, Global Ship Lease’s vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Syria and Iran. Although these sanctions and embargoes do not prevent Global Ship Lease’s vessels from making calls to ports in these countries, potential investors could view Global Ship Lease’s presence at those ports negatively, which could in turn adversely affect its reputation and the receptiveness of the market for Global Ship Lease’s common shares.

Risks inherent in the operation of containerships could impair the ability of the initial Charterer to make payments to Global Ship Lease, increase its costs or reduce the value of Global Ship Lease’s assets.

Global Ship Lease’s containerships and its cargoes are at risk of being damaged or lost because of events such as marine accidents, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. Any of these events connected to Global Ship Lease’s vessels or other vessels under the initial Charterer’s control, or any other factor which negatively affects the initial Charterer’s business such as the current economic downturn and significant cyclical depression in the container shipping industry, could impair the ability of the initial Charterer to make payments to Global Ship Lease pursuant to its charters. Although the initial Charterer is obligated to pay Global Ship Lease regardless of the amount of cargo on board or the safety of the cargoes, it is possible that low cargo volumes and low freight rates or events noted above may render the initial Charterer financially unable to pay Global Ship Lease its hire. Furthermore, there is a risk that a vessel may become damaged, lost or destroyed and any such occurrence may cause Global Ship Lease additional expenses to repair or substitute the vessel or may render Global Ship Lease unable to provide the vessel for chartering, which will cause Global Ship Lease to lose charterhire revenue.

These occurrences could also result in death or injury to persons, loss of property or environmental damage, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to Global Ship Lease’s reputation and customer relationships generally. Any of these circumstances or events could increase its costs or lower Global Ship Lease’s revenues, which could result in reduction in the market price of its Class A common shares.

Maritime claimants could arrest Global Ship Lease’s vessels, which could interrupt the initial Charterer’s or Global Ship Lease’s cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of Global Ship Lease’s vessels, for valid or invalid reasons, could interrupt the initial Charterer’s or Global Ship Lease’s cash flow and require the initial Charterer or Global Ship Lease or Global Ship Lease’s insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in its fleet for claims relating to another vessel in its fleet. In any event, any lien imposed may adversely affect its results of operations by delaying the revenue gained from ships.

Governments could requisition Global Ship Lease’s vessels during a period of war or emergency without adequate compensation.

A government could requisition one or more of Global Ship Lease’s vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although Global Ship Lease would likely be entitled to compensation in the event of a requisition of one or more of its vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of Global Ship Lease’s vessels may negatively impact its revenues and cash flow.

Technological innovation could reduce Global Ship Lease’s charterhire income and the value of Global Ship Lease’s vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical condition. Efficiency includes speed, fuel economy and the ability to load and discharge containers quickly. Flexibility includes the ability to enter harbors due to draft or other physical considerations, utilize related dock facilities, such as cranes, load or unload with on-board cranes and pass through canals and straits. Physical condition is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or more flexible or have longer physical lives than Global Ship Lease’s vessels, competition from these more technologically advanced containerships could adversely affect the amount of charterhire payments Global Ship Lease receives for its vessels once their initial charters expire and the resale value of its vessels could significantly decrease.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect Global Ship Lease’s business and operating results.

The hull and machinery of every commercial vessel must conform to the rules and standards of a classification society approved by the vessel’s country of registry. Such societies set the rules and standards for the design, construction, classification, and surveys of vessels and conduct surveys to determine whether vessels are in compliance with such rules and standards. A certification by the society is an attestation that the vessel is in compliance with the society’s rules and standards. A vessel involved in international trade must also conform to national and international regulations on safety, environment and security, including (but not limited to) the Safety of Life at Sea Convention, or SOLAS, and the International Convention for the Prevention of Pollution from Ships. A vessel conforms to such regulations by obtaining certificates from its country of registry and/or a classification society authorized by the country of registry.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Please see “Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, Lloyd’s Register and Germanischer Lloyd, the classification societies for the vessels in Global Ship Lease’s fleet, may approve and carry out in-water inspections of the underwater parts of its vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and Global Ship Lease intends to conduct in-water inspections when that option is available to it.

If a vessel does not maintain its “in class” certification or fails any annual survey, intermediate survey or special survey, port authorities may detain the vessel, refuse her entry into port or refuse to allow her to trade resulting in the vessel being unable to trade and therefore rendering her unemployable. In the event that a vessel becomes unemployable, Global Ship Lease could also be in violation of provisions in its charters, insurance coverage, covenants in its loan agreements and ship registration requirements and its revenues and future profitability would be negatively affected.

Global Ship Lease is subject to regulation and liability under environmental laws that could require significant expenditures and affect Global Ship Lease’s cash flows and net income.

The shipping industry, and the operations of containerships, are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which Global Ship Lease’s containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, Global Ship Lease cannot predict the cost of complying with such requirements or the impact thereof on the value or useful life of its containerships. Additional conventions, laws and regulations may be adopted that could limit Global Ship Lease’s ability to do business or increase the cost of its doing business and which may materially adversely affect Global Ship Lease’s operations. Global Ship Lease is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to its operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and compliance with these requirements can be costly.

Environmental requirements can also affect the value or useful lives of its vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, Global Ship Lease could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of oil-based products or other hazardous materials from its vessels or otherwise in connection with its operations. Global Ship Lease could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with its existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, criminal liabilities or seizure or detention of its vessels.

In addition, significant compliance costs could be incurred due to existing environmental laws and regulations and those that may be adopted, which could require new maintenance and inspection procedures and new restrictions on air emissions from its containerships, the development of contingency arrangements for potential spills and/or obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become increasingly strict in the future and require Global Ship Lease to incur significant capital expenditures on its vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Global Ship Lease believes that regulation of the shipping industry will continue to become more stringent and more expensive for Global Ship Lease and its competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of its containerships, among other events, could have a material adverse impact on its business, financial condition and results of operations. For additional information on these and other environmental requirements, you should carefully review the information contained in “Business Overview—Environmental and Other Regulations.”

Risks Related to Tax Matters

Global Ship Lease’s operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce its cash flow.

Global Ship Lease does not expect to be engaged in a United States trade or business. In the case of a foreign corporation that is not so engaged, the Internal Revenue Code of 1986, as amended (the “Code”), imposes a 4% U.S. federal income tax (without allowance of any deductions) on 50% of the corporation’s gross transportation income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, unless the corporation qualifies for the exemption provided in Section 883 of the Code. The imposition of this tax could have a negative effect on its business, financial condition and results of operations. Under the charter agreements, the initial Charterer has agreed to provide reimbursement for any such taxes as the initial Charterer determines where each vessel trades.

Global Ship Lease may qualify for the tax exemption provided by Section 883 of the Code. However, there are factual circumstances beyond its control that could cause Global Ship Lease not to have the benefit of this exemption and thereby be subject to the 4% tax described above. For example, if shareholders with a 5% or greater interest in its Class A common shares were collectively to own 50% or more of its outstanding common shares on more than half the days during a taxable year, Global Ship Lease would probably not be able to qualify for the exemption provided under Section 883 of the Code. Based on information that Marathon had as to its shareholders, it appears that if such shareholders were to retain the Global Ship Lease Class A common shares that they received in the Merger, Global Ship Lease likely would not qualify for the Section 883 exemption. Because this, as well as other factors relevant to the availability of the Section 883 exemption, will depend on future facts over which Global Ship Lease has no control, Global Ship Lease can give no assurances that it will qualify for the Section 883 exemption. See “Material U.S. Federal Income Tax Consequences—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the transportation income exemption.

Global Ship Lease could be taxed as a United States corporation.

Section 7874 of the Code provides that a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation. Akin Gump Strauss Hauer & Feld LLP has given a legal opinion that this rule should not apply to Global Ship Lease. Such opinion relied, in part, on assumptions, representations and other information as to certain factual matters, including valuation. Valuation is a question of fact and is subjective. There can be no assurance that the Internal Revenue Service (the “IRS”) would not seek to challenge the correctness of such assumptions, representations or other information or the conclusion reached in such legal opinion, or that such a challenge would not be successful. Akin Gump Strauss Hauer & Feld LLP has not undertaken any obligation to update its opinion.

If Global Ship Lease were to be treated as a U.S. corporation, its net income would be subject to U.S. federal corporate income tax, with the highest statutory rate currently being 35%. The imposition of this tax would likely have a negative effect on its business, financial condition and results of operations. Please see “Material U.S. Federal Income Tax Consequences—Taxation of Global Ship Lease—Possibility of taxation as a U.S. corporation” for a more comprehensive discussion of the tax consequences to Global Ship Lease being taxed as a U.S. corporation.

Certain adverse U.S. federal income tax consequences could arise for United States holders.

Shareholders of a “passive foreign investment company,” or PFIC, that are United States persons within the meaning of the Code, which Global Ship Lease refers to as “United States shareholders,” are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from a PFIC and the gain, if any, they derive from the sale or other disposition of their shares in a PFIC (as discussed below). In addition, dividends paid by a PFIC do not constitute qualified dividend income and, hence, are ineligible for the preferential rate of tax that applies to qualified dividend income.

A foreign corporation is treated as a PFIC if either (1) 75% or more of its gross income for any taxable year consists of certain types of “passive income” or (2) 50% or more of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business; income derived from the performance of services does not, however, constitute “passive income.”

While there are legal uncertainties involved in this determination, based on representations made by Global Ship Lease, GSL Holdings and Marathon, Simpson Thacher & Bartlett LLP, or Simpson Thacher, has advised Global Ship Lease, and has delivered an opinion to the effect, that (1) the charters Global Ship Lease has entered into with CMA CGM should constitute service contracts rather than leases for U.S. federal income tax purposes and (2) as a result, the income from these charters should not constitute “passive income,” and the assets Global Ship Lease owns for the production of this income should not constitute passive assets. Based on this opinion, Global Ship Lease does not expect that it will constitute a PFIC with respect to the current or any future taxable year.

There is, however, no direct legal authority under the PFIC rules addressing its current and projected future operations. In addition, Simpson Thacher’s opinion was based on certain representations made by Global Ship Lease, GSL Holdings and Marathon, and such representations were not and will not be presented for review to the IRS. Accordingly, no assurance can be given that the IRS will not assert that Global Ship Lease is a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion. Moreover, no assurance can be given that Global Ship Lease will be able to avoid PFIC classification for any future taxable year if Global Ship Lease decides to change the nature and/or extent of its operations. Simpson Thacher has not undertaken any obligation to update its opinion.

Further, in a recent case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income, and the terms of the time charter in that case differ in material respects from the terms of most of our time charters. No assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.

If the IRS were to determine that Global Ship Lease is or has been a PFIC for any taxable year, its United States shareholders will face adverse United States tax consequences. Distributions paid by Global Ship Lease with respect to its shares will not constitute qualified dividend income if Global Ship Lease were a PFIC in the year Global Ship Lease pays a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, its United States shareholders (other than shareholders who have made a “qualified electing fund” or “mark-to-market” election) will be subject to special rules relating to the taxation of “excess distributions”—with excess distributions being defined to include certain distributions Global Ship Lease may make on its Class A common shares as well as gain recognized by a U.S. holder on a disposition of its Class A common shares. In general, the amount of any “excess distribution” will be allocated ratably to each day of the U.S. holder’s holding period for its Class A common shares. The amount allocated to the current year and any taxable year prior to the first taxable year for which Global Ship Lease was a PFIC will be included in the U.S. holder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which Global Ship Lease was a PFIC, the tax imposed for the current year will be increased by the “deferred tax amount,” which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See “Material U.S. Federal Income Tax Consequences—Tax Consequences of Holding Class A Common Shares—U.S. holders—Consequences of possible passive foreign investment company classification” for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if Global Ship Lease were treated as a PFIC (including those applicable to United States shareholders who make a qualified electing fund or mark-to-market election).

Global Ship Lease may be subject to taxation on all or part of its income in the United Kingdom, which could have a material adverse effect on its results of operations.

If Global Ship Lease were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of its profits could be subject to UK corporate tax, which currently has a maximum rate of 28%. Global Ship Lease is managed and controlled from outside the United Kingdom and restricts its activities within the United Kingdom so that its UK taxes will be minimized. Certain intra-group services may be provided from within the United Kingdom, in which case UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

Because some administrative and executive services will be provided to Global Ship Lease by a subsidiary company located in the United Kingdom and certain of its directors may reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that Global Ship Lease is subject to UK corporate tax on all of its income, or on a greater portion of its income than Global Ship Lease currently expects to be taxed. If the UK taxing authorities made such a contention, Global Ship Lease could incur substantial legal costs defending its position, and, if Global Ship Lease was unsuccessful in its defense, its results of operations would be materially adversely affected.

Item 4.	Information on the Company

A. History and Development of the Company

Global Ship Lease is a Republic of the Marshall Islands corporation that owns a fleet of modern containerships of diverse sizes and charters the vessels out under long-term, fixed-rate charters to reputable container shipping companies to generate stable revenues. Global Ship Lease intends to grow its fleet through vessel acquisitions, charter these vessels out, increase its distributable cash flow per share and pay regular quarterly dividends to its shareholders.

Pursuant to an asset purchase agreement (the “asset purchase agreement”) with CMA CGM and certain of its vessel-owning subsidiaries, Global Ship Lease acquired from CMA CGM its current fleet of 13 secondhand vessels and three newly built vessels. All of the vessels are time chartered to CMA CGM (which, in such capacity, is sometimes referred to as the “initial Charterer”) for terms between five and 17 years equal to a non-weighted average term of 9.9 years remaining at December 31, 2008. Global Ship Lease’s management team undertakes all management of, and strategy for, its fleet and supervises the day-to-day ship management of its vessels which is currently provided by CMA Ships (the “Ship Manager”), a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements.

On March 21, 2008, Global Ship Lease entered into a merger agreement pursuant to which Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, Inc., a subsidiary of CMA CGM merged with and into GSL Holdings, Inc. (“GSL Holdings”), Marathon’s newly-formed, wholly owned Marshall Islands subsidiary, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, “Merger”). The Merger was consummated on August 14, 2008.

Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25 CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, 1,000 Series A preferred shares, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25, and $18,570,135 in cash. The rights of holders of Class B common shares are identical to those of holders of Class A common shares subject to meeting certain tests, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to the fourth quarter of 2008 and their dividend rights are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The Class C common shares automatically converted into Class A common shares on a one-for-one basis on January 1, 2009.

The Class A common shares, warrants to purchase Class A common shares and units (each unit consisting of one Class A common share and one warrant to purchase one Class A common share) are listed on the NYSE under the symbols GSL for the Class A common shares, GSL.WS for the warrants and GSL.U for the units.

The current mailing address of Global Ship Lease’s principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and its telephone number is 44 (0) 20 7869 8006.

B. Business Overview

Our Fleet

Global Ship Lease’s fleet, as of December 31, 2008, consisted of 16 containerships, including three newly built vessels, with an aggregate capacity of 59,670 TEU and a weighted average age of approximately 4.5 years and a non-weighted average age of 5.8 years. All of these vessels were acquired from CMA CGM or its subsidiaries pursuant to the asset purchase agreement.

The table below provides information about Global Ship Lease’s current fleet. Each vessel is on charter to CMA CGM:

Vessel Name	Size (TEU)	Year Built	Classification Society
Ville d’Orion	4,113	1997	Bureau Veritas
Ville d’Aquarius	4,113	1996	Bureau Veritas
CMA CGM Matisse	2,262	1999	Bureau Veritas
CMA CGM Utrillo	2,262	1999	Bureau Veritas
Delmas Keta	2,207	2003	Bureau Veritas
Julie Delmas	2,207	2002	Bureau Veritas
Kumasi	2,207	2002	Bureau Veritas
Marie Delmas	2,207	2002	Bureau Veritas
CMA CGM La Tour	2,272	2001	Bureau Veritas
CMA CGM Manet	2,272	2001	Bureau Veritas
CMA CGM Alcazar	5,100	2007	Bureau Veritas
CMA CGM Château d’If	5,100	2007	Bureau Veritas
CMA CGM Thalassa	10,960	2008	Bureau Veritas
CMA CGM Jamaica	4,298	2006	Germanischer Lloyd
CMA CGM Sambhar	4,045	2006	Lloyd’s Register
CMA CGM America	4,045	2006	Lloyd’s Register

In addition, Global Ship Lease has contracted to purchase three further containerships as set out in the table below:

Vessel Name	Size (TEU)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Period (years)		Net Daily Rate ($)
CMA CGM Berlioz (1)	6,627	2001	July 2009	CMA CGM	12		$34,000
Hull 789 (2)	4,250	2010	October 2010	ZISS	7-8	(3)	$28,000
Hull 790 (2)	4,250	2010	December 2010	ZISS	7-8	(3)	$28,000

(1)	Contracted to be purchased from CMA CGM
(2)	Contracted to be purchased from German interests
(3)	Seven to eight year charter at charterer’s option

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crew, lubricating oil, all maintenance and other services related to the vessel’s operation, the cost of which is included in the daily rate. The vessel owner is also responsible for insuring its interests in the vessel and liabilities as owner arising from its use. The charterer is responsible for substantially all of the vessel’s voyage costs, such as fuel and cargo handling charges.

Initial Term

Each of the vessels in our current fleet is subject to a long-term time charter with CMA CGM. Global Ship Lease has separate subsidiaries to own each vessel in its fleet. Global Ship Lease guarantees the obligations of each of its subsidiaries under the charters. Each of Global Ship Lease’s charters commenced on each vessel’s delivery. Due to different delivery dates and durations, its charters will expire on different dates and over a period of time. Global Ship Lease believes the staggered expirations of its charters will reduce its exposure to re-chartering risk upon expiration of its initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters have initial terms of five to 17 years and its fleet has a non-weighted average charter period of 9.9 years remaining at December 31, 2008. The initial charter periods for Global Ship Lease’s current fleet are as follows:

Vessel Name	Commencement of Charter	Charter Period (Years)
Ville d’Orion	December 2007	5
Ville d’Aquarius	December 2007	5
CMA CGM Matisse	December 2007	9
CMA CGM Utrillo	December 2007	9
Delmas Keta	December 2007	10
Julie Delmas	December 2007	10
Marie Delmas	December 2007	10
Kumasi	December 2007	10
CMA CGM La Tour	December 2007	9
CMA CGM Manet	December 2007	9
CMA CGM Alcazar	January 2008	13
CMA CGM Château d’If	January 2008	13
CMA CGM Thalassa	December 2008	17
CMA CGM Jamaica	December 2008	14
CMA CGM Sambhar	December 2008	14
CMA CGM America	December 2008	14

Net Daily Rate

“Net daily rate” refers to the basic payment by the charterer to the owner for the use of the vessel, net of any chartering commission (if applicable). Under all of the time charters for its current fleet, hire is payable to Global Ship Lease in advance every 15 days in United States dollars. The net daily rate is a fixed daily amount that will remain the same for the duration of the charter, although in certain circumstances the charter rate can increase. For example, under the global expense agreement, CMA CGM has agreed, effective as of the fourth year of each charter agreement, to compensate Global Ship Lease for any vessel in its fleet by the amount by which actual operating costs per day (excluding any drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is based on projected costs over the life of each charter, provided more than 50% of such increase is attributable to crew and lubricating oil costs, such compensation not to exceed $500 per day per vessel.

The following chart shows the net daily hire rate that CMA CGM has agreed to pay for each vessel:

Vessel Name	Net Daily Rate ($)
Ville d’Orion	28,500
Ville d’Aquarius	28,500
CMA CGM Matisse	18,465
CMA CGM Utrillo	18,465
Delmas Keta	18,465
Julie Delmas	18,465
Marie Delmas	18,465
CMA CGM La Tour	18,465
CMA CGM Manet	18,465
Kumasi	18,465
CMA CGM Alcazar	33,750
CMA CGM Château d’If	33,750
CMA CGM Thalassa	47,200
CMA CGM Jamaica	25,350
CMA CGM Sambhar	25,350
CMA CGM America	25,350

Operations and Expenses

As owner, Global Ship Lease is required to maintain each vessel in class and in an efficient state of hull and machinery and is responsible for vessel costs such as crewing, lubricating oil, maintenance, insurance and drydocking. The charterer is responsible for the voyage costs, which includes bunker fuel, stevedoring, port charges and towage. As described below, Global Ship Lease has entered into ship management agreements and the global expense agreement with its Ship Manager.

For vessels in the current fleet (and CMA CGM Berlioz), costs incurred due to structural changes because of changes in legal, classification society or regulatory requirements regarding the vessel shall be paid by Global Ship Lease although if the annual costs aggregate to more than $100,000 for each vessel impacted by such changes, the initial Charterer will compensate Global Ship Lease through a corresponding increase in charterhire from the year the aggregate amount is reached.

The charter agreements for vessels in the current fleet (and CMA CGM Berlioz) stipulate that the initial Charterer should re-imburse Global Ship Lease for any costs of war risks insurance additional premiums and additional crew expenses, if any, that are applicable if the initial Charterer acts outside the insurance limits and for entering areas which are specified by the insurance underwriters as being subject to additional premiums.

Right of First Refusal

Pursuant to the terms of the time charter, the initial Charterer of the current fleet (and CMA CGM Berlioz) has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if Global Ship Lease decides to sell the vessel during, or at the end of, the charter period. Should the initial Charterer not exercise its right of first refusal in case of a sale during the charter period, Global Ship Lease will be entitled to sell the vessel, subject to the initial Charterer’s approval, which shall not be unreasonably withheld. The initial Charterer has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to the initial Charterer’s interest.

Off-hire

Under the time charter, when the vessel is not available for service, or “off-hire,” the initial Charterer generally is not required to pay charter hire (unless the initial Charterer is responsible for the circumstances giving rise to the ship’s unavailability), and Global Ship Lease is responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

•	any drydocking for repairs, maintenance or classification society inspection;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•

any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in initial Charterer’s lost time;

•	crewing labor boycotts or certain vessel arrests; or

•	Global Ship Lease’s failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

Ship Management and Maintenance

Under each of its time charters, Global Ship Lease is responsible for the operation and technical management of each vessel, which includes crewing, provision of lubricating oils, maintaining the vessel, periodic drydocking and performing work required by regulations. The day-to-day crewing and technical management of its vessels are provided by its Ship Manager pursuant to the terms of the ship management agreements.

Termination and Withdrawal

If a vessel in the current fleet (or CMA CGM Berlioz) is off-hire for more than 90 consecutive days, then the initial Charterer may cancel the charter without any further consequential claims provided the vessel is free of cargo.

If a vessel’s fuel consumption is increased for a prolonged period above a specified percentage or speed is decreased below a specified level, the time charter provides that hire payments under the time charter may be adjusted until or unless the speed and fuel consumption return to the level specified in the time charter. If a vessel’s fuel consumption exceeds a higher percentage than the percentages specified in the charter over a continuous period of 30 days, and the reason is within its or the vessel’s control, the initial Charterer may request that Global Ship Lease cures the deficiency. If the deficiency is not cured within 30 days after Global Ship Lease receives notice, then the initial Charterer may terminate the charter.

If either party informs the other party of a default under the charter, and the default is not rectified within 60 days of such notice, then the party giving the notice has the right to terminate the time charter with respect to that vessel.

The charter will terminate in the event of a total (actual or constructive) loss of the vessel or if the vessel is requisitioned.

Global Ship Lease may suspend the performance of its obligations under the charter if the initial Charterer defaults on its payment obligations under the charter.

Ship Management Agreements

For the current fleet and CMA CGM Berlioz, Global Ship Lease’s Ship Manager, CMA Ships, a subsidiary of CMA CGM, provides day-to-day technical ship management services, including purchasing, crewing, provision of lubricating oil, vessel maintenance including arranging drydocking inspections and ensuring compliance with flag, class and other statutory requirements necessary to support Global Ship Lease’s business. CMA CGM guarantees the performance of all services and any payment due to Global Ship Lease by its Ship Manager pursuant to the ship management agreements.

Pursuant to its ship management agreements, Global Ship Lease expects to pay its Ship Manager for its services an annual management fee of $114,000 per vessel. Under the ship management agreements, its Ship Manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. Global Ship Lease will reimburse the Ship Manager for costs it incurs on Global Ship Lease’s behalf. However, such cost reimbursement is capped on a quarterly basis pursuant to the global expense agreement described in more detail below in “Global Expense Agreement.” Each ship management agreement provides that Global Ship Lease has the right to audit the accounts of its Ship Manager to verify the costs incurred. The Ship Manager has agreed to maintain Global Ship Lease’s vessels so that they remain in class with valid certification. In addition, the Ship Manager will be responsible for Global Ship Lease’s current fleet’s compliance with all government and other regulations, and compliance with class certifications.

The Ship Manager has established an accounting system and maintains the records of all costs and expenditures incurred as well as data necessary for the settlement of accounts between parties.

The Ship Manager is required to use its best endeavors to provide the services specified in the ship management agreements. Pursuant to the terms of the ship management agreements, Global Ship Lease will indemnify its Ship Manager and its employees, agents and sub-contractors and hold them harmless against all actions, proceedings, claims, demands or liabilities which may be brought against them or incurred by them arising out of or in connection with the performance of the ship management agreements, unless the same is proved to have resulted solely from the negligence, gross negligence or willful default of the Ship Manager, its employees, agents and sub-contractors.

Global Ship Lease’s Ship Manager will not be permitted to sub-contract its obligations under the ship management agreements without Global Ship Lease’s consent, which Global Ship Lease will not unreasonably withhold. With Global Ship Lease’s consent, the Ship Manager has sub-contracted all of its management services under its ship management agreements to its UK subsidiary, CMA Ships UK. Global Ship Lease’s ship management agreements with the Ship Manager have a term of three years from delivery of each vessel subject to the termination rights set forth below.

The ship management agreements are cancelable by Global Ship Lease if its Ship Manager fails to meet its obligations under the ship management agreements for any reason within its control and fails to remedy the default. In addition, after a ship management agreement has been in effect for one year, Global Ship Lease has the option of terminating the ship management agreement upon three months notice if Global Ship Lease can secure more competitive pricing from a recognized third party, approved by CMA CGM as charterer of the vessels, such approval not to be unduly withheld, subject to CMA Ships’ right to match the third party’s terms.

Global Ship Lease’s Ship Manager can terminate the agreement prior to the end of its term if, among other things: (a) it has not been paid within 30 days of a written request for payment (and Global Ship Lease fails to remedy such default) or (b) Global Ship Lease undergoes a change in control.

Either party may terminate a ship management agreement in the event of an order being made or a resolution being passed for the winding up, dissolution or bankruptcy of either party, or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes a special arrangement with its creditors. The ship management agreement will also terminate if the vessel becomes a total loss, is declared as a constructive or compromised or arranged total loss, is requisitioned or sold.

Global Ship Lease intends that the ship management of newbuilding hulls 789 and 790, scheduled for delivery in fourth quarter 2010 for timecharter to ZISS, will be subcontracted to a third party ship manager unrelated to CMA CGM.

Insurance

Global Ship Lease arranges for insurance coverage for each of its vessels, including hull and machinery insurance, protection and indemnity insurance and war risk insurance. Global Ship Lease is responsible for the payment of all premiums.

Global Expense Agreement

Pursuant to the ship management agreements with CMA Ships, ship operating expenses incurred by the Ship Manager on Global Ship Lease’s behalf in the operation of its fleet on charter to CMA CGM will be reimbursed. Pursuant to the global expense agreement that Global Ship Lease entered into with its Ship Manager, these expenses will be subject to a quarterly cap. Drydocking expenses and insurance premiums are not included in the cap arrangements. For each quarterly period, its Ship Manager bears the amount (if any) by which the actual aggregate expenses, excluding drydocking expenses and insurance premiums and costs of accidents and incidents, incurred with respect to all vessels in service exceed the aggregate cap for such quarterly period. The table below sets out the per diem cap per vessel.

Vessel Name	Per Diem Cap ($)
Ville d’Orion	6,400
Ville d’Aquarius	6,400
CMA CGM Matisse	5,400
CMA CGM Utrillo	5,400
Delmas Keta	5,400
Julie Delmas	5,400
Marie Delmas	5,400
CMA CGM La Tour	5,400
CMA CGM Manet	5,400
Kumasi	5,400
CMA CGM Alcazar	5,900
CMA CGM Château d’If	5,900
CMA CGM Thalassa	8,800
CMA CGM Jamaica	6,650
CMA CGM Sambhar	6,650
CMA CGM America	6,650
CMA CGM Berlioz (1)	7,800

(1)	Expected to be purchased in July 2009

Once its ship management agreements and the global expense agreement with its Ship Manager expire or are terminated, Global Ship Lease may not be able to negotiate similar terms in replacement agreements.

Also in the global expense agreement, CMA CGM has agreed, effective as of the fourth year of each charter agreement, to compensate Global Ship Lease, for any vessel in its current fleet (and CMA CGM Berlioz) by the amount by which actual operating costs per day (excluding any drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is based on projected costs over the life of each charter, provided more than 50% of such increase is attributable to crew and lubricating oil costs, such compensation not to exceed $500 per day per vessel.

Credit Facility

Global Ship Lease has an eight year $800 million senior secured revolving credit facility with Fortis Bank (Nederland) N.V., as Agent, Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland, which Global Ship Lease refers to as its credit facility. The original credit facility is dated December 10, 2007.

Global Ship Lease drew funds under its credit facility to finance in part the purchase of its vessels from CMA CGM and may draw down additional funds for the purchase of additional vessels meeting the requirements described below, as well as for other general corporate purposes. All of Global Ship Lease’s subsidiary companies owning vessels included in the security package are borrowers and guarantors jointly and severally guaranteeing Global Ship Lease’s obligations under the credit facility.

Recent Developments Relating to the Leverage Ratio Test

The credit facility has a leverage ratio test which provides that, if the leverage ratio (defined below) exceeds 75%, the Agent may require a prepayment of the borrowings to the extent necessary to reduce the leverage ratio to 75%.

On February 10, 2009, Global Ship Lease and the lenders entered into an addendum to the credit facility (the “Addendum”) to effect amendments to address concerns that the recent downward movements in charter free containership values generally could cause the leverage ratio to exceed 75%. The Addendum suspended the 75% leverage ratio test for the period between April 30, 2009 and April 30, 2010. In lieu thereof, the Addendum provides that if the leverage ratio exceeds 90% during this period, Global Ship Lease is required to deposit 50% of its cash available for distribution into a pledged account. In addition, the Addendum provides that if the leverage ratio exceeds 100% during this period, the Agent may require a prepayment of the borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 100%.

On April 29, 2009, due to continuing challenges in the ship valuation environment, Global Ship Lease agreed with its lenders to waive for two months the requirement under the credit facility to submit vessel valuations and undertake the leverage ratio test. Valuations were otherwise due by April 30, 2009. The credit facility bears an interest margin of 2.75% during this waiver period. Global Ship Lease has agreed that it will not declare or pay any dividend to common shareholders during this waiver period.

As of the date of this Annual Report, Global Ship Lease is in discussions with its lenders to obtain a further amendment to the credit facility to address the situation, including the issue of whether and on what terms borrowings may be made to purchase the CMA CGM Berlioz in July 2009. No assurances can be made as to the outcome of these discussions and we may not be successful in obtaining further covenant waivers or other modifications. Please see “Item 3 – Key Information - Risk Factors – Risks Related to Our Business.”

General Borrowing Terms

Subject to the satisfaction of certain conditions described below, Global Ship Lease is permitted to borrow funds up to the full amount of the credit facility for a period of four years from the closing of the credit facility (i.e. until December 2011). This period was reduced by one year pursuant to the Addendum. After this period, amounts that Global Ship Lease is able to borrow under the credit facility will reduce as discussed below.

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under its credit facility, net of surplus cash held in the retention account, to the aggregate charter free market value of the vessels securing the credit facility plus the value of other security held. The charter-free market value of a vessel is calculated semi-annually in April and

November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. The Addendum provides that should only one such current valuation be available at the relevant time, if for example all but one approved independent sale and purchase brokers are not prepared to issue valuations due to market disruption, then the result of the valuation that is available is averaged with the last valuations provided. Should no current valuations be available at the relevant time, then the last valuations are used. In these circumstances the borrower is required to seek further current valuations each month. Set forth below is the margin that applies to the applicable leverage ratio. Margins were amended by the Addendum and ratios in excess of 75% were added:

Leverage Ratio	Margin
Up to 50%	1.25%
Greater than 50% to 60%	1.30%
Greater than 60% to 70%	1.40%
Greater than 70% to 75%	1.60%
Greater than 75% to 80%	1.90%
Greater than 80% to 85%	2.25%
Greater than 85%	2.75%

During the continuance of any principal or interest default, the margin on the overdue amounts increases by 2% per annum. Pursuant to the terms of the credit facility, Global Ship Lease must hedge at least 50% of the amounts outstanding under the credit facility. Global Ship Lease hedged, prior to the Merger, the majority of the amounts outstanding under the credit facility.

Global Ship Lease pays a commitment fee of 0.50% per annum (increased from 0.25% pursuant to the Addendum), which will be payable quarterly in arrears, on the undrawn portion of the credit facility. Global Ship Lease will be responsible for the duly justified costs properly incurred in connection with the establishment and the maintenance of the credit facility.

Global Ship Lease’s ability to draw funds under its credit facility is subject to its total borrowings under its credit facility not exceeding 70% of the aggregate charter-free market value of the vessels within the security package plus the value of other security held.

Global Ship Lease’s ability to borrow amounts under its credit facility is also subject to the execution of customary documentation relating to the credit facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Its ability to borrow to acquire additional vessels that will be included in the security package under the credit facility will be subject to the subject vessel being a vessel where Global Ship Lease can prove (i) certain financial requirements related to the vessel, (ii) that the vessel is a container carrier of standard design and at least 750 TEU in capacity, (iii) that it is no more than 10 years old at the time of acquisition and (iv) that it is employed by an acceptable charterer. In certain limited circumstances, Global Ship Lease can utilize the credit facility to purchase vessels that will not be required to form part of the security package.

The credit facility amount will reduce, commencing December 2011, in 16 equal quarterly installments. Global Ship Lease must repay any amount outstanding that is in excess of the newly-reduced maximum credit facility amount. The amount of each installment will be determined in September 2011 based on the following formula: one-quarter of the amount of the credit facility amount divided by the number equal to 18 minus the average age of all vessels included in the security package weighted by market value. Any amount outstanding under the credit facility at the final maturity date in December 2015 must be repaid in one installment. Global Ship Lease may voluntarily cancel undrawn amounts under the credit facility from time to time in a minimum amount of $5.0 million or in multiples of $2.5 million in excess of such amount.

Security

Global Ship Lease’s credit facility provides that borrowings under the credit facility are secured by the following:

•	a first priority pledge over Global Ship Lease’s accounts, and those of Global Ship Lease’s subsidiaries’ owning vessels in the security package, which is held with the Agent;

•	cross-collateralized first priority mortgages on each of the vessels in the security package registered or flagged in a jurisdiction acceptable to the lenders;

•	marine and war risks insurance covering a minimum of 110% of the outstanding credit facility amount;

•	a first priority assignment of time charter contracts, in respect of the vessels in the security package;

•	a first priority assignment of insurances in respect of each of the vessels in the security package;

•	a first priority pledge over the shares of Global Ship Lease’s borrowing or guaranteeing subsidiaries;

•	corporate guarantees for Global Ship Lease’s obligations from guarantors being Global Ship Lease’s non-borrowing subsidiaries under this credit facility;

•

a first priority assignment of the unconditional and irrevocable corporate guarantee from CMA CGM to Global Ship Lease for the obligations of the initial Charterer, under the time charters, in cases where the initial Charterer is a subsidiary of CMA CGM;

•	a first priority assignment of the management agreements for the vessels in the security package; and

•	a first priority (general) assignment of the earnings of the vessels in the security package.

In the event of either the sale or total loss of a vessel, the amount available for Global Ship Lease to borrow under its credit facility will be reduced so that its borrowings under the credit facility does not exceed 70% of the market value of the remaining vessels that secure its obligations under the credit facility.

Covenants

Global Ship Lease’s credit facility contains covenants that require Global Ship Lease to ensure, among other things, that:

•	the employment details of additional vessels that Global Ship Lease acquires are given to the Agent;

•

technical and/or operational management of all the vessels secured under this facility and/or the supervisor in respect of newbuildings to be executed by CMA CGM or any of its wholly owned subsidiaries, or any other company internationally recognized and acceptable to the Agent;

•	the earnings accounts, the operating account and retention account in relation to the vessels are held with the Agent;

•

the vessels are in class, free of any material overdue recommendations, and the classification society is part of the IACS. No change of class without the prior written consent of the Agent, such consent not to be unreasonably withheld;

•	Global Ship Lease is only to be involved in the business of ownership of vessels, technical and commercial management of such vessels and related activities;

•

Global Ship Lease may not charter-in vessels, lease vessels or enter into any similar arrangement without the prior written approval of the Agent, other than time chartering up to three months, such consent not to be unreasonably withheld, unless the arrangement is with or to Global Ship Lease or its subsidiaries, in which case no approval from the Agent shall be required;

•	Global Ship Lease has supplied a list of acceptable flags approved by the Agent. Global Ship Lease may change flag to another approved flag provided the Agent receives the required documentation;

•

Global Ship Lease is restricted from certain asset acquisitions and disposals with respect to its subsidiaries other than disposals made in the ordinary course of business of the disposing subsidiary on arms-length terms and for fair value or any disposal of assets (other than vessels) in exchange for other assets comparable or superior as to type, value and quality;

•	there are restrictions on the ability of Global Ship Lease’s subsidiaries to incur additional indebtedness;

•	Global Ship Lease will at all times comply with the International Maritime Code for the Safe Operation of Ships and for Pollution Prevention adopted by the IMO;

•	there is no change of ownership of any of Global Ship Lease’s subsidiaries;

•

Global Ship Lease will provide the Agent with audited annual consolidated accounts, quarterly management accounts and, in respect of each subsidiary, annual unaudited accounts as soon as they are made available, in no event later than 120 days of the year-end and 60 days of the end of each quarter. Further relevant financial information will be provided on demand;

•

Global Ship Lease shall, at the same time the audited annual consolidated accounts and management accounts are due, provide the Agent with compliance certificates showing the calculation of the financial covenants. A listing of charter rates may also be included;

•

Global Ship Lease cannot dispose of net assets in excess of $300.0 million (of which a maximum of $200.0 million in aggregate should be in respect of its initial and contracted fleet) over any period of three consecutive calendar years other than with the consent of the Agent; and

•

Global Ship Lease may pay dividends if (1) no event of default has occurred or is continuing, (2) the payment of such a dividend does not trigger an event of default and (3) any payments to be made into the retention account are fully up to date.

Global Ship Lease’s credit facility contains financial covenants requiring that, among other things:

•	its cash balance on a consolidated basis must be a minimum of $15.0 million or six months’ net interest expense at all times;

•	Global Ship Lease’s financial net debt to total capitalization ratio shall not exceed 75%;

•	Global Ship Lease’s ratio of EBITDA to debt service, on a trailing four-quarter basis, shall be no less than 1.10 to 1; and

•	Global Ship Lease maintains a minimum net worth of $200.0 million.

Events of Default

Among other things, each of the following events with respect to Global Ship Lease or any of its subsidiaries, in some cases after the passage of time or notice or both, is an event of default under the credit facility agreement:

•	non-payment of amounts due and payable under this credit facility within four business days of the due date;

•	Global Ship Lease’s or its subsidiaries’ breach of Global Ship Lease’s non-financial covenants and failure to remedy within seven business days of receipt of a notice;

•	Global Ship Lease’s breach of a financial covenant;

•

cross default with respect to Global Ship Lease’s and its subsidiaries’ other obligations for any amount in excess of $15.0 million (with respect to Global Ship Lease) and $10.0 million (with respect to its subsidiaries);

•	if any person other than CMA CGM, and not agreed to by the lenders, acquires more than 51% of its outstanding voting shares; and

•

default of the initial Charterer or the Charter Guarantor which is continuing in respect of three or more of the time charter contracts associated with its initial and contracted fleet or default of more than half by number of the time charters associated with any approved charterer (provided such charterer is the charterer of at least 25% of Global Ship Lease’s vessels).

The credit facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate Global Ship Lease’s ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society, on request, also undertakes other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. In addition, the classification society will make recommendations, including imposing a timetable, for repairs following accidents and check to confirm such repairs have been effected to an acceptable standard.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed, are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed.

•

Intermediate Surveys. Also referred to as extended annual surveys, intermediate surveys are typically conducted two and one-half years after (a) commissioning the vessel and (b) after each class renewal. A drydocking is usually required during the intermediate survey for inspection of underwater parts and for repairs related to inspections. However, by increasing the resilience of the underwater coating and marking the vessel’s hull to accommodate in-water inspection by divers, in-water inspections may be accepted by classification societies in lieu of drydockings at intermediate surveys. If any defects are found, the classification surveyor will issue a “recommendation” that must be rectified by the shipowner within prescribed time limits. A drydocking would only be required if the in-water inspection showed urgent repairs that can only be carried out in drydock. In-water inspections are typically less expensive than drydocking inspections and Global Ship Lease intends to conduct in-water inspections when that option is available to it.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out typically every five years on the ship’s hull, machinery, including the electrical plant, and any special equipment classed, at the intervals indicated by the character of classification for the hull. Vessels are required to be inspected in a drydock as part of the special survey. At the special survey, the vessel is thoroughly examined including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel has experienced excessive wear and tear. As an alternate to carrying out all of the required inspections at the special survey every five years, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous basis, in which every relevant part of the vessel would be surveyed on a five year cycle. A dry-docking is still required at the firth year anniversary to inspect underwater parts. The process of continuous class renewal spreads out the required inspections, whilst the vessel is still in service, and reduces the amount of inspections required each fifth year.

As a condition for obtaining insurance coverage as well as for obtaining financing from its lenders, every one of Global Ship Lease’s vessels needs to be certified “in class” by a member of the IACS. Pursuant to the terms of the asset purchase agreement, now only applicable to CMA CGM Berlioz scheduled to be purchased in July 2009, any recommendations or suspensions from class which exist at the time of sale to Global Ship Lease will need to be remedied at the sole expense of the vendors before or during the next scheduled drydocking of that vessel. Global Ship Lease is also be indemnified for a period of two years from the date of the sale of each vessel for certain losses incurred prior to the full repair of the vessel that arise out of any recommendations existing on the vessel or suspensions from class at the time of sale. If the recommendations are not sufficiently corrected as determined by a member of the IACS, then the vessel may not remain “in class.” If a vessel is not “in class,” it may not be covered by insurance, and thus may not be available for charter. In addition, Global Ship Lease’s vessels must remain “in class” as a condition to obtaining financing from the lenders under its credit facility.

The following table lists the months by which the vessels in Global Ship Lease’s fleet need to have completed their next drydocking:

Vessel Name	Drydocking Month*
Ville d’Orion	January 2012
Ville d’Aquarius	December 2011
CMA CGM Matisse	November 2009
CMA CGM Utrillo	December 2009
Delmas Keta	March 2013
Julie Delmas	October 2012
Marie Delmas	January 2012
CMA CGM La Tour	June 2011
CMA CGM Manet	October 2011
Kumasi	March 2012
CMA CGM Alcazar	November 2012
CMA CGM Château d’If	December 2012
CMA CGM Thalassa	December 2013
CMA CGM Jamaica	September 2011
CMA CGM Sambhar	July 2011
CMA CGM America	September 2011
CMA CGM Berlioz	July 2011

*	Expected month of drydocking assume that the vessels of Global Ship Lease’s fleet qualify for in-water inspections.

Competition

Global Ship Lease operates in markets that are highly competitive. Global Ship Lease competes for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Global Ship Lease also expects to compete with many other companies, including CMA CGM and its subsidiaries, to, among other things, purchase newbuildings and secondhand vessels to grow its fleet.

Global Ship Lease expects substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors have significantly greater current financial resources than Global Ship Lease does, and can therefore operate larger fleets and may be able to offer better charter rates. There may be an increasing number of owners with vessels available for charter, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, Global Ship Lease may be unable to maintain or expand its relationships with its initial Charterer or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on its business, results of operations and financial condition.

Permits and Authorizations

Global Ship Lease is required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by Global Ship Lease or its Ship Manager. For example, the Delmas Keta, Julie Delmas, Kumasi and Marie Delmas vessels are not compliant with all United States, Canadian and Panama Canal regulations, as its initial Charterer does not intend to operate them in these waters.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of vessels. Global Ship Lease is subject to international conventions and codes, and national, state and local laws and regulations in force in the countries in which its vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures, and are subject to frequent change.

A variety of governmental and private entities subject its vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, United States Coast Guard, harbor master or equivalent, classification societies, flag state administrations, country of registry, charterers, and terminal operators. Certain of these entities require Global Ship Lease to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could require Global Ship Lease to incur substantial costs or temporarily suspend the operation of one or more of its vessels in one or more ports.

Global Ship Lease believes that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Global Ship Lease will be required to maintain operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with United States and international regulations. Because such laws and regulations are frequently changed and may impose increasingly strict requirements, future environmental regulations may limit Global Ship Lease’s ability to do business, increase its operating costs, force the early retirement of its vessels and/or affect their resale value, all of which could have a material adverse affect on its financial condition and results of operations.

International Maritime Organization

Global Ship Lease’s vessels are subject to standards imposed by the International Maritime Organization, or IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has negotiated international conventions and implemented regulations that address oil discharges, ballasting and unloading operations, sewage, garbage and air emissions, and impose liability for pollution in international waters and a signatory’s territorial waters.

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by regulations MARPOL Annex II. Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulfur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Global Ship Lease has registered the vessels in its fleet in flag states that have ratified Annex VI, which require that Global Ship Lease obtains International Air Pollution Prevention Certificates, or IAPP Certificates, for the vessels in its fleet, from those flag states. As of December 31, 2008, all of the vessels in the fleet had IAPP Certificates. On July 21, 2008, the United States enacted the Maritime Pollution Protection Act of 2008, implementing Annex VI in territorial waters of the United States. Once the president delivers the instrument of ratification to the IMO, the United States will become a party to Annex VI within 90 days. On October 9, 2008, the Member States of the IMO adopted amendments to Annex VI creating more stringent standards for engines and fuels The main changes to MARPOL Annex VI will see a progressive reduction in sulphur oxide (SOx) emissions from ships, with the global sulphur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018.

The limits applicable in Sulphur Emission Control Areas (SECAs) will be reduced to 1.00%, beginning on 1 July 2010 (from the current 1.50%); being further reduced to 0.10%, effective from 1 January 2015.

Progressive reductions in nitrogen oxide (NOx) emissions from marine engines were also agreed, with the most stringent controls on so-called “Tier III” engines, i.e. those installed on ships constructed on or after 1 January 2016, operating in Emission Control Areas.

These requirements could require modifications to our vessels to achieve compliance. Global Ship Lease is evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

The operation of its vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires shipowners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to adopt a safety and environmental protection policy; instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities within the provision of the ISM Code; procedures to prepare guidelines and respond to emergency situation; and procedures for internal audits and management reviews. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2008, each of the vessels in the fleet, and the entities managing or owning them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

The IMO has also adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements beginning in 2009, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 4, 2009, the BWM Convention has not yet been adopted by the required number of states to come into force. The IMO has indicated that it may seek to postpone the deadline for inclusion of ballast water treatment facilities on newly built ships to the end of 2011. Please see “Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “Bunker Oil.” The Bunker Convention defines “Bunker Oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention took effect on November 21, 2008.

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organo-tins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance.

Increasingly, independent agencies representing various nations and regions are adopting additional unilateral requirements on the operation of vessels in their territorial waters. These regulations, as described below, apply to its vessels when they are in their waters and can add to the costs of operating and maintaining those vessels as well as increasing the potential liabilities that apply to spills or releases of oil or other materials or violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants and affects all owners and operators whose vessels trade in the United States, including its territories and possessions, or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which are not operated by Global Ship Lease), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

The Coast Guard and Maritime Transportation Act of 2006, or CGMTA, amended OPA to increase the limits of the liability of responsible parties. For any non-tank vessel, the new limits on liability are the greater of $950 per gross ton or $800,000. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Additionally, OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. Global Ship Lease intends to comply with all applicable state regulations in the ports where its vessels call.

Global Ship Lease intends to maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of its vessels. If the damages from a catastrophic spill were to exceed its insurance coverage it could have an adverse effect on its business and results of operation.

OPA requires owners and operators of vessels to obtain a certificate of financial responsibility by establishing and maintaining with the United States Coast Guard, or Coast Guard, evidence of financial responsibility sufficient to meet their potential liabilities under the OPA; an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. An owner or operator may evidence its financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. For its vessels that plan on entering U.S. waters, Global Ship Lease intends to comply with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

The United States Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase costs of obtaining this insurance for Global Ship Lease and its competitors.

In addition, Title VII of the Coast Guard and Maritime Transportation Act of 2004 amended OPA to require the United States Coast Guard to issue regulations to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel. The United States Coast Guard has not issued such regulations yet, but has published a guidance document that allows for the issuance of interim authorization letters until the final regulations are promulgated. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Global Ship Lease is in the process of preparing plans to comply with the requirements of the CGMTA and OPA. Global Ship Lease’s vessels that call at U.S. ports have appropriate vessel response plans filed with the United States Coast Guard and copies are available onboard.

The Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified responsible parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton, or $0.5 million, unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. These liability amounts are included in the total financial responsibility amounts required to obtain a Coast Guard certificate of financial responsibility, as described above.

Ballast Water Management

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into United States ports through ballast water taken on by ships in foreign ports. Under NISA, the Coast Guard requires mandatory ballast water management practices for all vessels equipped with ballast water tanks bound for United States ports or entering United States waters and requires vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Coast Guard regulations also establish penalties for ships headed to the United States that fail to submit a ballast water management reporting form, as well as vessels bound for the Great Lakes or portions of the Hudson River that violate mandatory ballast water management requirements. The Coast Guard may now impose a civil penalty of up to $27,500 per day or, in the case of knowing violations, Class C Felony charge for non-submittal.

In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For example, Michigan has approved a law requiring vessels to obtain a ballast water discharge permit to operate in state waters and use certain technologies to prevent the introduction of non-native species into waters of the state. The Michigan Department of Environmental Quality has approved four options for ballast water treatment that involve sodium hypochlorite, chlorine dioxide, ultraviolet light radiation, or de-oxygenation. The use of these technologies may be costly for oceangoing vessels operating in Michigan ports to implement. The Sixth Circuit rejected a challenge to this law in November 2007, and it is unclear if it will be challenged on other grounds.

Similarly, on October 10, 2007, the California governor signed into law legislation, or A.B. 740, expanding the state’s marine invasive species ballast water regulatory program (A.B. 433, California’s Marine Invasive Species Act, which regulates the discharge and/or exchange of ballast water of vessels coming from outside the exclusive economic zone into a California port) to regulate “hull fouling organisms.” A.B. 740 gives the State Lands Commission until 2012 to adopt regulations requiring vessels owners and operators to use best available and economically feasible “inwater” technology to remove aquatic species from submerged parts of vessels. Until the regulations can be implemented, A.B. 740 specifies that “hull fouling organisms,” such as barnacles, algae, mussels, and worms that attach to the hard parts of ships, must be removed and disposed of on a regular basis. Furthermore, on October 15, 2007, the California State Lands Commission approved regulations governing the discharge of ballast water for vessels operating in California waters, which among other things, sets limits for the number of living organisms allowed in ballast water discharge. The regulations will be implemented on a graduated time schedule beginning on January 1, 2009, with a final performance standard of zero detectable living organisms going into effect on January 1, 2020. Other states may create other similar hull cleaning regulations or ballast water performance standards that could increase the costs of operating in state waters of the United States.

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters without a permit and imposes strict liability in the form of penalties for any unauthorized discharges. Current

Environmental Protection Agency, or EPA, regulations exempt ships in United States’ navigable waters from the requirement to obtain CWA permits for discharges of ballast water and other substances incidental to the normal operation of vessels. However, a United States District Court ruled in 2006 that EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the CWA, invalidating the blanket exemption in EPA regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels must comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations.

Changes in ballast water management rules and regulations, either in the United States or internationally (please see “International Maritime Organization” above), could increase the cost of compliance for ocean carriers, including requiring installation of equipment of ballast water treatment systems on vessels at substantial cost.

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. More recently, in November 2007, the EPA issued an Advance Notice of Proposed Rulemaking regarding its plan to propose more stringent emission standards and other related provisions for new Category 3 marine engines. The standards under consideration are consistent with the U.S. Government’s proposal to amend Annex VI of MARPOL discussed above, by establishing lower standards for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides. Certain emission standards under consideration could take effect as early as 2011. This announcement comes as the EPA is defending a lawsuit seeking to require new limits for emissions from Category 3 marine diesel engines on U.S. and foreign-flagged vessels operating in U.S. waters. If these amendments are implemented and apply to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install equipment in these vessels to comply.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from degassing operations by requiring the installation of vapor control equipment on vessels. A risk exists that new regulations could require significant capital expenditures and otherwise increase our costs.

After a previous attempt to regulate the emissions of auxiliary diesel engines on ocean-going vessels was rejected by the Ninth Circuit, California’s Air Resources Board, or CARB, approved new regulations on July 24, 2008. These regulations apply to ocean-going vessels’ main diesel engines, auxiliary engines, and auxiliary boilers when operating within 24 miles of the California coast and require operators to use low sulfur fuels. The Office of Administrative Law approved the rulemaking and filed it with the Secretary of State on May 29, 2009. The regulation will become effective on June 28, 2009.

California also approved regulations on December 3, 2008 to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. The regulations became effective January 2, 2009 and require vessel operators to either (1) turn off auxiliary engines for most of their stay and connect to the vessel to some other source of power, most likely a shore-based grid, or (2) use alternative control techniques to achieve equivalent emission reductions. These requirements may increase our operating costs while in California ports.

European Union

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect at least 25% of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction is according to these standards, and carry out regular surveys of ships in service to ensure compliance with the standards. The EU has adopted directives that provide member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance of the organization becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ exclusive economic zones. Under this Directive, our vessels may need to make expenditures to comply with the sulfur fuel content limits in the marine fuel they use in order to avoid delays or other obstructions to their operations. The EU has also issued a directive adopting the IMO’s standards for the maximum sulfur content of marine fuels used in special SOx Emission Control Areas, or ECAs, in the Baltic Sea, North Sea, and for any other seas or ports the IMO may designate as SOx ECAs 12 months after the date of entry into force of the designation. These and other related requirements may increase our costs of operating and may affect financial performance.

In response to the sinking of the MT Prestige and resulting oil spill in 2003, the EU adopted a directive requiring member states to impose criminal sanctions for certain pollution discharges committed intentionally, recklessly, or by serious negligence. Penalties may include fines, imprisonment, permanent or temporary disqualification from engaging in commercial activities, placement under judicial supervision, or exclusion from access to public benefits or aid.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on ship owners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage.

The EU is currently considering other proposals to further regulate vessel operations. In October 2007, the EU adopted a new Integrated Maritime Policy for the European Union that included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. Individual countries in the EU may also have additional environmental and safety requirements. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority. The trend, however, is towards increasing regulation and our prediction is that, if true, requirements will become more extensive and more stringent. Were more stringent future requirements to be put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our costs of operating, potentially affecting financial performance.

It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Regions

The environmental protection regimes in other relatively high-income countries, such as Canada, resemble those of the United States. To the extent Global Ship Lease operates in the territorial waters of such countries or enter their ports, its vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on its vessels and may entail significant expenditures on its part and may increase its costs to operate its initial and contracted fleet. These requirements, however, would apply to the industry as a whole and would also affect Global Ship Lease’s competitors.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard in July 2003 issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

United States Coast Guard regulations are intended to align with international maritime security standards and they exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Global Ship Lease has implemented various security measures addressed by SOLAS and the ISPS Code for the vessels in its initial fleet and intends to do so in the future for the vessels of its contracted fleet.

100% Container Screening

The United States signed into law the  9/11 Commission Act on August 3, 2007. The Act requires that all containers destined to the United States be scanned by x-ray machines before leaving port. This new requirement for 100% scanning is set to take effect in 2012, but the Secretary of the United States Department of Homeland Security has the authority to set an earlier deadline (based on developments arising from the on-going pilot program under the SAFE-Port Act of 2006) or to extend the deadline up to two years, to 2014. Ports that ship to the United States will likely have to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

Risk of Loss and Liability Insurance

General

The operation of any container vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is an inherent possibility of marine disaster, including oil spills and other environmental damages, other spills or releases, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes, in certain circumstances, virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

Global Ship Lease maintains marine hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for all its vessels in amounts that it believes to be prudent to cover normal risks in its operations, but Global Ship Lease may not be able to maintain these levels of coverage throughout its vessels’ useful lives. Furthermore, while Global Ship Lease believes that its insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that Global Ship Lease will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery, Loss of Hire and War Risks Insurance

Global Ship Lease maintains marine hull and machinery and war risks insurances, which cover the risk of actual or constructive total loss, for all of its vessels. Its vessels are each covered up to at least fair market value, which Global Ship Lease expects its board of directors to assess at least annually, with certain deductibles per vessel per incident. Global Ship Lease also maintains increased value coverage for each of its vessels. Under this increased value coverage, in the event of total loss of a vessel, Global Ship Lease will be entitled to recover amounts not recoverable under its hull and machinery policy due to under-insurance. Under the terms of its credit facility, Global Ship Lease has assigned these insurance policies to its lenders and is subject to restrictions on its use of any proceeds there from.

Global Ship Lease generally does not obtain loss-of-hire insurance covering the loss of revenue during extended off-hire periods. Global Ship Lease will evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of its vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is mutual indemnity insurance provided by mutual protection and indemnity associations, or P&I Associations, which insure its third-party and crew liabilities in connection with its shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Subject to the “capping” discussed below, its coverage, except for pollution, will be unlimited. Its protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident.

The International Group is comprised of 13 P&I Associations. The International Group insures approximately 90% of the world’s commercial blue-water tonnage and has entered into a pooling agreement with each of its members to reinsure each association’s liabilities. This pooling agreement provides a mechanism for sharing all claims up to a current cap of approximately $5.4 billion. Global Ship Lease intends to remain a member of a P&I Association that is a member of the International Group, and as such, Global Ship Lease will be subject to calls payable to the other P&I Associations based on the International Group’s claim records as well as the claim records of all other members of the individual P&I Associations.

C. Organizational Structure

The holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each vessel is owned by a directly held separate wholly owned subsidiary. Fifteen vessels are owned by companies incorporated in Cyprus and one is held by a Marshall Islands company. In addition, Global Ship Lease Services Limited, a company incorporated in England and Wales and which is directly wholly owned by the holding company, provides administrative services to the group.

D. Property, Plants and Equipment

Global Ship Lease’s only material properties are the vessels in its fleet, which are described in Item 4.B. Global Ship Lease does not own any real property.

Item 5.	Operating and Financial Review and Prospects

A. Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations for Global Ship Lease and Global Ship Lease’s Predecessor Group, or the Predecessor Group, should be read in conjunction with Global Ship Lease’s combined financial statements and the related notes and the financial and other information included elsewhere in this Annual Report. The term combined financial statements refers to the combined financial statements of Global Ship Lease, and its subsidiaries, and the Predecessor Group. The term Predecessor Group refers to the container shipping services provided by CMA CGM, and certain of its subsidiaries, using the vessels of Global Ship Lease’s initial fleet before they were purchased by Global Ship Lease. CMA CGM and its subsidiaries are in the business of providing container shipping services to shippers and earning revenue by carrying containerized cargo, whereas Global Ship Lease is a vessel owner earning revenue from chartering out its vessels. Further, as a result of the Merger between Global Ship Lease and Marathon on August 14, 2008, the combined financial statements for the year ended December 31, 2008 are not comparable to prior periods, primarily as a result of the change in the capital and legal structure of the Company and the effect of the purchase price allocation in connection with the Merger on periods subsequent to August 14, 2008. The period from January 1 to August 14, 2008 is described as Predecessor and August 15 to December 31, 2008 as Successor.

Overview

The combined financial statements include:

•

the carve out financial information reflecting the results and financial position of the 10 secondhand vessels and two newly built vessels (from their dates of purchase by the Predecessor Group) as they were operated by the Predecessor Group, in its business as a container shipping company, for the period up to the dates in December 2007 that CMA CGM sold the 10 secondhand vessels to Global Ship Lease, and the dates in January 2008 that CMA CGM sold the two newly built vessels to Global Ship Lease;

•

the results and financial position of the 10 secondhand vessels and the two newly built vessels as they were operated by Global Ship Lease, in its business as a vessel owner earning revenue from chartering out vessels, from the dates of the vessels’ acquisition in December 2007 and January 2008 by Global Ship Lease from CMA CGM; and

•

the results and financial position of the three secondhand vessels and one newly built vessel as they were operated by Global Ship Lease, in its business as a vessel owner earning revenue from chartering out vessels, from the dates of the vessels’ acquisition in December 2008 by Global Ship Lease from CMA CGM.

Assets, liabilities, revenues and expenses that relate to the Predecessor Group have been included where relevant in the combined financial statements. The shipping interests and other assets, liabilities, revenues and expenses of the Predecessor Group that do not relate to vessels in Global Ship Lease’s initial fleet are not included in the combined financial statements.

The combined financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America, which we refer to as U.S. GAAP, and are presented in United States dollars.

This discussion contains forward-looking statements based on assumptions about Global Ship Lease’s future business. Global Ship Lease’s actual results will likely differ materially from those contained in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Global Ship Lease acquired 10 secondhand vessels in December 2007, two newly built vessels in January 2008 and three secondhand vessels and one newly built vessel in December 2008. All 16 vessels are chartered to CMA CGM under fixed-rate time charters, with staggered expirations, for terms that range from five years to 17 years, resulting in a non-weighted average term of 9.9 years remaining at December 31, 2008. Each charter commenced on the delivery of the relevant vessel to Global Ship Lease. We have also contracted to purchase a further second-hand vessel from CMA CGM in July 2009, to be chartered to CMA CGM for 12 years, and two newly built vessels from German interests scheduled for delivery in fourth quarter 2010. These two vessels are to be chartered to Zim Integrated Shipping Services Limited (“ZISS”) for seven to eight years.

Global Ship Lease has entered into ship management agreements with its Ship Manager for the day-to-day technical management of its current fleet of vessels and for CMA CGM Berlioz, expected to be purchased in July 2009. See “Business Overview—Ship Management Agreements” for a more detailed description of Global Ship Lease’s ship management agreements.

Global Ship Lease commenced its business operations in December 2007 with its acquisition of the 10 secondhand vessels from CMA CGM. Global Ship Lease’s operations as a time charter owner differ significantly from the historical operations of the Predecessor Group upon which the Predecessor Group’s historical carve-out financial information included in the combined financial statements is based. In particular, Global Ship Lease generates revenues primarily from charter payments made to it by the charterers of its vessels and not from freight rates for transporting cargoes as undertaken by the Predecessor Group. Costs are also different. Global Ship Lease’s expenses consist mainly of vessel operating expenses including for crewing, provision of lubricating oil and for routine maintenance, as well as insurance costs and general and administrative expenses. Global Ship Lease does not bear the cost of bunker fuel or any costs associated with loading, unloading or transporting containers. The Predecessor Group’s costs include vessel operating expenses but also voyage expenses including costs for bunker fuel, stevedoring, provision of containers and inland transportation. Global Ship Lease believes that its contracted revenue under the fixed rate time charters that are in place and fixed fee and capped operating costs arrangements will help provide it with a stable cash flow that is sufficient for Global Ship Lease’s present operating requirements.

Because Global Ship Lease’s operations as shipowner differ significantly from the business operations of the Predecessor Group as a vessel operator, trends or performance that likely had a material effect on the Predecessor Group’s revenues will likely have limited direct impact on Global Ship Lease’s future revenues, except to the extent that these trends are a result of changing economic conditions in the overall containership industry, which may affect the viability of Global Ship Lease’s customers or generally affect the global demand for and the supply of containerships.

Global Ship Lease’s financial results will be largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in Global Ship Lease’s fleet and their charter rates;

•	the number of days that Global Ship Lease’s vessels are utilized and not subject to drydocking, special surveys or otherwise off-hire;

•

Global Ship Lease’s ability to control its expenses, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes; and

•	access to, and the pricing and other terms of, Global Ship Lease’s credit facility.

Global Ship Lease has entered into long-term fixed rate time charters for all of its vessels. Global Ship Lease expects that its base revenue will be largely fixed until (a) any of its charters expire or otherwise terminate when it will need to seek a renewal or recharter, at possibly a significantly different and lower rate depending on market conditions at the time, or (b) it acquires additional vessels. Global Ship Lease’s shortest time charter agreements expire in December 2012 on two vessels. The charter rate that it will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents affect the actual amount of revenues Global Ship Lease receives.

CMA CGM is currently Global Ship Lease’s only customer and charter payments from CMA CGM are Global Ship Lease’s sole source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and Global Ship Lease cannot assure its shareholders that CMA CGM will be able to make charter payments to it. If CMA CGM is unable to make charter payments to it, Global Ship Lease’s results of operations and financial condition will be materially adversely affected. Currently, Global Ship Lease has good commercial relations with CMA CGM, and has no reason to believe that CMA CGM will not be able to meet its commitments under its charter agreements with Global Ship Lease.

If Global Ship Lease’s existing charters with CMA CGM were terminated and Global Ship Lease was required to recharter at lower rates or if it failed to find new charters due to market conditions, its results of operations and financial condition would be materially adversely affected.

Merger

On March 21, 2008, Global Ship Lease entered into a merger agreement with Marathon, GSL Holdings and CMA CGM and thereafter entered into amendments to the merger agreement pursuant to which Marathon merged with and into GSL Holdings, its newly-formed, wholly owned Marshall Islands subsidiary, and then Global Ship Lease merged with and into GSL Holdings, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands. The Merger was consummated on August 14, 2008. Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, 1,000 Series A preferred shares, warrants to acquire 3,131,900 Class A common shares, and $18,570,135 in cash.

Critical Accounting Policies and Estimates

The combined financial statements have been prepared in accordance with U.S. GAAP, which requires Global Ship Lease to make estimates in the application of certain accounting policies based on its best assumptions, judgments and opinions. Global Ship Lease bases these estimates on the information available to it at the time and on various other assumptions it believes are reasonable under the circumstances. The following is a discussion of the principal accounting policies of Global Ship Lease and the Predecessor Group, some of which involve a high degree of judgment, and the methods of their application.

For a further description of Global Ship Lease’s material accounting policies, including for the Merger, please see notes 3 and 4 to the combined financial statements included elsewhere in this Annual Report.

Going Concern

Global Ship Lease has a $800 million credit facility with Fortis Bank (Nederland) N.V., Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA

and Bank of Scotland, which Global Ship Lease used to acquire its fleet and intends to use to acquire additional vessels and fund working capital, among other things. As of December 31, 2008, outstanding borrowings under the credit facility were $542.1 million.

The credit facility contains restrictive covenants including minimum cash, minimum net worth, minimum EBITDA to debt service, maximum net debt to total capital and maximum leverage ratio, which is the ratio of borrowings under credit facility to the market value of the security package, which is essentially the charter-free willing buyer willing seller market value of Global Ship Lease’s vessels.

Due to the global economic downturn and significantly reduced demand for container shipping services and thus for containerships, combined with continuing delivery of newbuilds, containership values have experienced dramatic declines in recent months. Purchase and sale transactions in the containership market have been very limited, mostly for small vessels and, in instances where such transactions have been completed, the prices have been significantly lower than comparable transactions in the past. No newbuilding orders have been placed for many months. Many ship brokers are not providing certificates of market value due to the disrupted market. The negative development in perceived market values has caused concern that Global Ship Lease may exceed its maximum permitted leverage ratio under its credit facility which provides that if the leverage ratio exceeds 75%, the Agent may require a prepayment of borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 75%.

Accordingly, on February 10, 2009, Global Ship Lease and the lenders entered into an addendum to the credit facility (the “Addendum”) to effect amendments to address these concerns relating to containership market conditions. The Addendum suspended the 75% leverage ratio test for the period between April 30, 2009 and April 30, 2010. In lieu thereof, the Addendum provides that if the leverage ratio exceeds 90% during this period, Global Ship Lease is required to deposit 50% of its cash available for distribution into a pledged account. In addition, the Addendum provides that if the leverage ratio exceeds 100% during this period, the Agent may require a prepayment of borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 100%.

On April 29, 2009, due to continuing challenges in the ship valuation environment, Global Ship Lease agreed with its lenders, to waive for two months until June 30, 2009 the requirement under the credit facility to submit vessel valuations and undertake the leverage ratio test. Valuations were otherwise due by April 30, 2009. Global Ship Lease has agreed that it will not declare or pay any dividend to common shareholders during this waiver period.

As of the date of this Annual Report, Global Ship Lease is in active discussions with its lenders to obtain a further amendment to the credit facility to address the situation. No assurances can be made as to the outcome of these discussions and we may not be successful in obtaining further covenant waivers or other modifications.

Management believes that, if it were possible to obtain up-to-date charter free valuations of its fleet as of the date of this Annual Report, the leverage ratio is likely to exceed 100%. Should an amendment to the credit facility or other relief not be obtained by June 30, 2009 and the leverage ratio is determined to be in excess of 100%, the Agent may require a prepayment of borrowings or the delivery of additional security. In such an event, Global Ship Lease is likely to go into default under the credit facility, which would raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2008 and the date of this Annual Report, there were no actual breaches of any covenant and Global Ship Lease has continued to classify the related debt as non current as discussed in Note 2.a to the combined financial statements.

The consolidated financial statements have been prepared assuming that Global Ship Lease will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should Global Ship Lease be unable to continue as a going concern.

Combined Financial Statements of the Vessels of Global Ship Lease’s Initial Fleet

The combined financial statements up to December 31, 2007 reflect mainly the financial position, results of operations and cash flows of the 10 secondhand vessels of Global Ship Lease’s initial fleet as they were operated by the Predecessor Group, in its business as a containership operator, up to the dates that those vessels were sold to Global Ship Lease by CMA CGM in December 2007. The combined financial statements up to December 31, 2008 include the two newly built vessels for the period of the Predecessor Group’s ownership up to dates in January 2008 when they were also sold to Global Ship Lease. The relevant financial information has been carved out of the consolidated financial statements of CMA CGM and its subsidiaries. The Predecessor Group’s business is as a containership operating company providing cargo transportation services, not as an independent shipowner as is Global Ship Lease’s business. Global Ship Lease believes that the information on these vessels, including their assets, liabilities, results of operations and cash flows, reasonably represent those vessels’ financial position, results of operations and cash flows for the Predecessor Group. However, the carve-out financial information on those vessels and their financial positions, results of operations and cash flows are not indicative of those that would have been realized had those or all the vessels of Global Ship Lease’s initial fleet been operated by it as an independent, stand-alone shipowning entity for the periods presented. For example, the combined financial statements for the year ended December 31, 2007 include only 159 ship days, all in December 2007, when the 10 secondhand vessels were owned by Global Ship Lease and operated by it in its business as a vessel owner chartering out its vessels on long-term time charters. These 10 vessels were owned by Global Ship Lease for 3,660 ship days in the year ended December 31, 2008. Accordingly, the financial position, results of operations and cash flows reflected in the combined financial statements are not indicative of those that would have been achieved had Global Ship Lease’s operated as an independent, stand-alone entity for the periods presented or of future results.

Successor / Predecessor presentation

In accordance with SAB Topic 5-J, Global Ship Lease reports separately the historical financial information related to its Predecessor which was acquired at the time of the Merger in August 2008. Accordingly, the combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the Merger referred to in Note 1 to combined financial statements and the period succeeding the Merger, respectively. Predecessor and Successor historical financial information is presented on the face of the combined balance sheet, combined statements of income, cash flow and shareholders’ equity with vertical “black line” between the Predecessor and Successor columns as these periods refer to two different entities.

Business Combination

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”), the purchase method of accounting is used to account for the acquisition of Global Ship Lease Inc. The cost of the acquisition is measured as the fair value of the assets given, equity instruments issued at the date of acquisition, plus costs directly attributable to the acquisition. The acquired assets, assumed liabilities, contractual contingencies and contingent liabilities, are recognized and measured at their fair value at the acquisition date. Management considered a number of factors, including valuations and appraisals, in determining the fair values of assets. Liabilities were revalued at using appropriate then current interest rates. In addition to revaluing existing assets and liabilities, Global Ship Lease recorded certain previously unrecognized assets and liabilities, including an intangible asset for the favorable purchase agreements related to the five vessels to be delivered post Merger and an intangible liability for below-market charters. The sum of the amounts assigned to assets and liabilities exceeded the allocable purchase price, creating negative goodwill. In accordance with SFAS 141, Global Ship Lease allocated this negative goodwill as a reduction of asset values (to vessels in operation, other fixed assets, and intangible assets) on a pro-rata basis.

Revenue Recognition

Unlike the Predecessor Group, whose revenue was derived from freight revenue generated by cargo transportation services, Global Ship Lease’s charter revenue is generated from long-term time charters for each vessel. The charters are regarded as operating leases and provide for a per vessel fixed daily charterhire rate. Revenue is recorded as earned. Assuming Global Ship Lease’s vessels are not off-hire, Global Ship Lease’s charter revenues are fixed for the period of the current charters and, accordingly, little judgment is required to be applied to the amount of revenue recognition.

Accounting for lease and similar transactions

Global Ship Lease’s charter hire agreements are classified as operating leases based on the facts and circumstances at their inception. In accordance with SFAS 13 “Accounting for lease” (“SFAS 13”), an operating lease is a lease agreement that does not transfer substantially all the risks and rewards incidental to the ownership to the lessee. The Company pays a particular attention in evaluating and applying the proper accounting treatment to lease transactions.

Vessel Lives

Vessels represent Global Ship Lease’s most significant tangible assets and Global Ship Lease states them in its financial statements at their acquisition cost (less an amount allocated to dry dock component), less accumulated depreciation and impairment loss, if any. Following the Merger, the vessels are recorded at their fair value less a proportion of the negative goodwill arising on the acquisition, allocated to these vessels.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2008 was $1,643 (2007: $833 and 2006: $nil). Other borrowing costs are expensed as incurred.

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. During the period of ownership by CMA CGM when the vessels were earning freight revenues generated by containerized transportation, the useful life was estimated at 25 years. Following the sale of the vessels to Global Ship Lease, the nature of operations changed significantly and the useful life was reassessed and estimated to be 30 years as Global Ship Lease anticipates that it will be able to earn revenue from its vessels at least until they are 30 years old.

Should certain factors or circumstances cause Global Ship Lease to revise its estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors and circumstances include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements and other factors, many of which are outside of Global Ship Lease’s control.

Derivative Instruments

The Predecessor Group entered into bunker derivative agreements to reduce its exposure to cash flow risks from changing bunker prices. In accordance with the requirements of U.S. GAAP, Global Ship Lease has recognized these derivative instruments on its balance sheet at fair value with the changes in the fair value of these derivative instruments recognized in the statement of income or deferred in equity within “Accumulated other comprehensive income/(loss)” until settlement of the hedge transaction. Global Ship Lease does not expect to enter into such hedging transactions in its on-going business as bunker costs are borne by its charterers.

In connection with its credit facility and as part of overall risk management, Global Ship Lease has entered into interest rate swap agreements to reduce its exposure to cash flow risks from floating interest rates. See Item 11 “Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk” for more information about Global Ship Lease’s interest rate swap agreements. The swaps are not accounted for as hedging instruments as they have not been designated as such and are not effective in mitigating the risks of changes in interest rates under U.S. GAAP. As such swaps are not accounted for as hedging instruments, Global Ship Lease recognizes them on its balance sheet at fair value with the changes in the fair value of these derivative instruments (mark to market adjustment) recognized in the statement of income. Global Ship Lease will not hold or issue derivative financial instruments for trading or other speculative purposes.

Impairment of Long-lived Assets

In accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) Global Ship Lease’s long-lived assets are regularly reviewed for impairment. Global Ship Lease performs the impairment test at the individual vessel level pursuant to paragraph 10 of SFAS 144.

Due to the global economic downturn and significantly reduced demand for container shipping services and thus for containerships, combined with continuing delivery of newbuilds, containership values have experienced dramatic declines in recent months. The book value of the Global Ship Lease’s fleet is likely to be greater than its market value based on ship brokers’ valuation. Please see — Item 3 “Key Information – Risk Factors”.

To determine whether there is an impairment indicator under SFAS 144, Global Ship Lease compares the sum of the undiscounted future cash flows resulting from existing charters for each vessel less estimated operating and dry dock expenses, plus the estimated undiscounted residual value of each vessel at the end of the charter, with its book value at the end of each reporting period in order to determine if the book value of such vessel is recoverable. The residual value at the end of the charter is determined taking into account the impact of possible future new charters and operating and dry dock expenses and/or the eventual disposition of the vessel.

The assumptions used to determine whether the sum of undiscounted cash flows expected to result from the use and eventual disposition of the vessels exceeds the carrying value involve a considerable degree of estimation on the part of Global Ship Lease’s management team. Actual results could differ from those estimates, which could have a material effect on the recoverability of the vessels.

The most significant assumptions used are:

•

the determination of the possible future new charters, future market values and/or the eventual disposition of each vessel. Estimates are based on market data and reports, including for the chartering and sale of comparable vessels, prepared by the industry press and by independent shipping analysts and brokers, and assessment by management thereof. The assumed charter rates subsequent to initial charter are based on the 10 years average historical charter rates and range from $18,900 for 2,207 TEUs to $60,400 for 10,960 TEUs.

•	the days on-hire which are estimated at a level consistent with Global Ship Lease’s on-hire statistics and peer group benchmarking;

•	useful life

•	future operating costs including insurance; and

•	the drydock expenses which are estimated based on one drydock every five years.

An impairment charge would occur for certain vessels if the forecasted charter rates were 60% less than the average historical charter rates assumed from the end of the initial charter term for the remaining lives of the vessels.

These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value is above its book value, Global Ship Lease considers that there is no indication of impairment. Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value is below its book value, Global Ship Lease considers that there is a potential impairment and perform a recoverability test, similar to the above but based on discounted cashflows. An impairment loss will be recognized if the book value of the vessel exceeds the sum of the discounted cash flows expected to result from the use and eventual disposition of the vessel.

As of December 31, 2008, Global Ship Lease concluded that the undiscounted sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value exceeded the vessel’s book value and accordingly the recoverability test of the impairment analysis was not required as no individual impairment of vessels existed.

Drydocking

Global Ship Lease’s drydocking costs are recognized as a component of the cost of the related vessel, depreciated to the date of the next drydocking. Global Ship Lease’s vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs associated with the drydocks are capitalized as a component of the cost of the relevant vessel as they occur and are amortized on a straight line basis over the period to the next anticipated drydock. Other expenditures relating to maintenance and repairs are expensed when incurred.

Upon initial purchase, an element of the purchase price is allocated to the drydock component and is amortized on a straight line basis to the next anticipated drydocking.

Costs capitalized as part of the drydock include costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. One vessel was drydocked in 2008 for a total cost of $1.5 million. In 2007, three vessels were drydocked by the Predecessor Group for a total cost of $4.7 million.

Share based compensation

Global Ship Lease awards restricted stock units to its employees and directors which vest, based on service conditions only, over a period of time up to three years from the award date. The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

Recent accounting pronouncements

On April 9, 2009, the FASB issued FASB Staff Position (FSP) No. 107-1 and APB 28-1 (FSP 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments.” This FSP requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. This FSP is effective for interim and annual periods ending after June 15, 2009 and should be applied prospectively. Global Ship Lease does not expect any material financial statement implications relating to the adoption of this FSP.

On April 9, 2009 the FASB issued FSP No. 115-2 and Financial Accounting Standard (FAS) 124-2 (FSP No. 115-2 and FAS 124-2), “Recognition and Presentation of Other Than Temporary Impairments.” This FSP is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. This FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This FSP is effective for interim and annual periods ending after June 15, 2009 and should be applied prospectively. Global Ship Lease does not expect any material financial statement implications relating to the adoption of this FSP.

The “Financial Accounting Standards Board (FASB) Accounting Standards Codification” (the Codification) will be effective on July 1, 2009, officially becoming the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP), superseding existing FASB, American Institute of Certified Public

Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. After that date, only one level of authoritative GAAP will exist. All other accounting literature will be considered non-authoritative. The Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission (SEC) guidance organized using the same topical structure in separate sections within the Codification. This will have an impact to the Global Ship Lease’s financial statements since all future references to authoritative accounting literature will be references in accordance with the Codification. For reporting purposes, the FASB also decided that the Codification will be effective for interim and annual periods ending on or after September 15, 2009. Under this guidance, calendar year-end companies would initially apply the Codification to their third-quarter interim financial statements.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the combined financial statements of Global Ship Lease.

Year ended December 31, 2008 Compared to Year ended December 31, 2007

Comparison between these two periods is of limited value as operations in the year ended December 31, 2008 were comprised almost entirely of Global Ship Lease’s on-going business of owning and chartering out containerships under time charters, whereas operations in the year ended December 31, 2007 were comprised almost entirely of the Predecessor Group earning revenue from the transportation of containerized cargo. Further, as a result of the accounting for the Merger on August 14, 2008, the year ended December 31, 2008 is reported as a Predecessor period, prior to the Merger, and a Successor period, after the Merger. The capital and legal structure of Global Ship Lease changed significantly on the Merger, including Global Ship Lease becoming listed on the New York Stock Exchange.

Total operating revenue

Operating revenue was $58.0 million for the period from January 1 to August 14, 2008, including time charter revenue of $55.9 million and voyage revenue of $2.1 million, and $39.1 million for the period from August 15 to December 31, 2008 all related to the time charter business. This compares to time charter revenue of $2.9 million and voyage revenue of $332.2 million for the year ended December 31, 2007.

Time charter revenue reflects income under the fixed rate time charters in effect. The significant increase in time charter revenue between 2007 and 2008 reflects a full year’s contribution of the 10 secondhand vessels purchased by Global Ship Lease in December 2007 and the contribution of the two newly built vessels purchased in January 2008. Certain time charter rates were also increased with effect from April 1 and August 12, 2008. Ownership days in 2008 were 4,416 (1,717 for the Successor and 2,699 for the Predecessor periods) compared to 159 in 2007. There were 45 planned and unplanned off-hire days in 2008 resulting in a utilization rate of 99%. Of the off-hire days, 15 were for the planned drydocking of the Delmas Keta in March. In 2007, there was one day off-hire and utilization was 99%.

Voyage revenue of $2.1 million in 2008 is the revenue earned by the Predecessor Group in carrying cargo on the two newly built vessels up to their dates of sale to Global Ship Lease in January 2008. Voyage revenue at $332.2 million in 2007 is significantly higher as it represents the Predecessor Group’s freight revenue carrying containerized cargo on the 10 vessels owned by it throughout almost all of 2007 and the two newly built vessels from their delivery to the Predecessor Group in November and December 2007 that are now owned by Global Ship Lease.

Operating expenses

Total operating expenses totaled $36.1 million for the period from January 1 to August 14, 2008 (or 62% of operating revenue) and $24.2 million for the period from August 15 to December 31, 2008 (or 62% of operating revenue). This compares to $304.9 million in 2007 (or 91% of operating revenue). The significant drop in total operating expenses is due to the change in business model and the elimination of voyage expenses, which were $249.5 million in 2007, from the cost base. Operating expenses can be analyzed as follows:

•

Voyage expenses: Voyage expenses, which are associated only with the Predecessor Group’s activity of earning freight revenue, were $1.9 million in 2008 relating only to the two newly built ships for the part of January whilst they were owned by the Predecessor Group. Voyage expenses of $249.5 million in 2007 (or 74% of operating revenue) related to 10 secondhand vessels for the entire period and the two newly built vessels for part of the year.

•

Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $18.1 million for the period from January 1 to August 14, 2008 (or 31% of operating revenue) of which $17.9 million related to the time charter business of Global Ship Lease and $0.2 million related to the Predecessor Group’s business, and $11.9 million for the period from August 15 to December 31, 2008 (or 30% of operating revenue) all related to the time charter business. In 2007, vessel operating expenses were $24.0 million (or 7% of operating revenue) of which $0.7 million related to Global Ship Lease’s time charter business and $23.2 million related to the Predecessor Group’s business. The increase in vessel operating expenses in 2008 for the time charter business and the reduction in these costs related to the Predecessor Group’s business is due to the transfer of vessels from the Predecessor Group to Global Ship Lease.

•

Depreciation: Depreciation was $12.2 million for the period from January 1 to August 14, 2008 (or 21% of operating revenue) of which $11.9 million related to the time charter business of Global Ship Lease and $0.3 million related to the Predecessor Group’s business, and was $8.7 million for the period from August 15 to December 31, 2008 (or 22% of operating revenue) all related to the time charter business. In 2007, depreciation was $16.1 million (or 5% of operating revenue) of which $0.6 million related to the time charter business of Global Ship Lease and $15.5 million related to the Predecessor Group’s business. Depreciation in 2008 was higher than 2007 mainly due to the effect of the two newly built vessels being included for a full year in 2008 together with the result of the step-up in the value of vessels under purchase accounting on the Merger offset by the impact of the application of the 30 year vessel life in Global Ship Lease’s ownership compared to 25 years in the Predecessor Group’s ownership.

•

General and Administrative: General and administrative expenses in 2008 were $3.8 million for the period from January 1 to August 14, 2008 (or 7% of operating revenue), of which $2.3 million related to the time charter business of Global Ship Lease and $1.5 million related to the Predecessor Group’s business, and $3.7 million for the period from August 15 to December 31, 2008 (or 9% of operating revenue) all related to the time charter business. The increase in general and administrative expenses after August 14, 2008 reflects Global Ship Lease becoming a publicly listed company which carries incremental costs together with the costs of stock based incentive plans which were $1.2 million in the period from August 15 to December 31, 2008. In 2007, general and administrative expenses were $17.8 million (or 5% of operating revenue) of which $0.3 million related to the time charter business of Global Ship Lease and $17.4 million related to the Predecessor Group’s business. General and administrative expenses for the Predecessor Group represent an allocation of the total CMA CGM group overhead and are thus not comparable to the costs incurred by Global Ship Lease as a standalone entity.

•

Other operating (income) expense: Other operating expense was $0.1 million for the period from January 1 to August 14, 2008, of which $(0.2) million income related to the time charter business of Global Ship Lease and $0.3 million expense related to bunker hedging activities in the Predecessor Group’s business, and $(0.1) million income for the period from August 15 to December 31, 2008 all related to the time charter business. Other operating income related to the time charter business is miscellaneous revenue mainly from carrying passengers. In 2007, other operating income was $(2.3) million and was entirely attributable to the Predecessor Group and related to bunker hedging.

Operating Income

As a consequence of all preceding items, operating income was $21.9 million for the period from January 1 to August 14, 2008, of which $24.0 million related to the time charter business of Global Ship Lease and $(2.1) million loss related to the Predecessor Group’s business, and $14.9 million for the period from August 15 to December 31, 2008 all related to the time charter business. This compares to $30.2 million in 2007 of which $1.2 million related to the time charter business of Global Ship Lease and $28.9 million related to the Predecessor Group’s business.

Interest Income

Interest income on cash deposits made by Global Ship Lease in 2008 was $0.4 million for the period from January 1 to August 14, 2008 all related to the time charter business of Global Ship Lease, and $0.4 million for the period from August 15 to December 31, 2008 also all related to the time charter business. There were no such deposits in 2007.

Interest Expense

Interest expense was $17.6 million for the period from January 1 to August 14, 2008 (or 30% of operating revenue) all of which related to the time charter business of Global Ship Lease and $3.8 million for the period from August 15 to December 31, 2008 (or 10% of operating revenue) also all related to the time charter business. The substantial reduction in interest cost after August 14, 2008 is due to the changes in capital structure of Global Ship Lease on completion of the Merger including cancellation of the fixed rate $176.9 million shareholder loan and repayment of $115.0 million drawing under Global Ship Lease’s $800 million credit facility. Interest expense in 2007 was $13.4 million (or 4% of operating revenue) of which $1.1 million relates to the time charter business and $12.3 million relates to the Predecessor Group’s on borrowings associated with the relevant vessels.

Realized and unrealized gain on derivatives

During 2008, Global Ship Lease entered into derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. A total of $580.0 million of anticipated core debt was swapped into fixed rate debt at an average rate of 3.59%. Of the notional amount of $580.0 million, $494.0 million of the swaps were effective by December 31, 2008 with the balance of $86.0 million becoming effective in 2009 and 2010 when debt is anticipated to be drawn to purchase the one secondhand vessel in July 2009 and the two newly built vessels in fourth quarter 2010. All swap agreements continue until at least March 2013 at the full notional amount, without amortization.

None of the interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period financial statements as unrealized gains or losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows. In 2008, initial payments in respect of derivatives of $4.7 million were made.

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives in 2008 was $2.7 million for the period from January 1 to August 14, all related to the time charter business of Global Ship Lease, and $(55.3) million loss for the period from August 15 to December 31, 2008 also all related to the time charter business.

Taxes on Income

Taxes on income were not material.

Net Income

As a consequence of all preceding items net income was $7.4 million for the period from January 1 to August 14, 2008, of which $9.5 million related to the time charter business of Global Ship Lease and $(2.1) million loss related to the Predecessor Group’s business, and $(44.0) million loss for the period from August 15 to December 31, 2008 also all related to the time charter business compared to $16.8 million in 2007 of which $0.1 million related to the time charter business and $16.7 million to the Predecessor Group.

Year ended December 31, 2007 Compared to Year ended December 31, 2006

The principal operating segment for the two years ended December 31, 2007 was containerized transportation as performed by the Predecessor Group. Global Ship Lease commenced its time charter business in December 2007 when it purchased 10 secondhand vessels from CMA CGM. As a result, this review is a comparison of the performance of the containerized transportation segment between the years ended December 31, 2007 and 2006, and where relevant, an analysis of the results of the vessel owner segment of Global Ship Lease as a time charter operating company for part of December 2007.

Total Operating Revenue

Operating revenue increased 12%, or $35.5 million, from $299.6 million in 2006 to $335.1 million in 2007. $32.6 million of the increase is related to the period when vessels were owned by the Predecessor Group and $2.9 million is related to the period after the vessels had been purchased by Global Ship Lease. The $32.6 million increase in total operating revenue for the period when vessels were under the Predecessor Group’s ownership is despite the loss of 159 service days due to the sale of the 10 secondhand ships in the initial fleet to Global Ship Lease in December 2007. The $32.6 million increase is additional revenue of $4.5 million earned after the delivery to the Predecessor Group of CMA CGM Alcazar in November 2007, improvement on revenue for $32.7 million on the six CMA CGM ships, mainly related to increases of freight rates out of Asia and to a reduction of $4.6 million on the four DELMAS ships mainly related to the fact that three of these vessels were drydocked in 2007 losing approximately 40 service days. CMA CGM Chateau d’If was delivered to the Predecessor Group on December 27, 2007 and that vessel did not contribute to total operating revenue in the year ended December 31, 2007. The $2.9 million revenue in the period after Global Ship Lease purchased the 10 secondhand vessels in December 2007 is the timecharter earnings for the total of 158 on-hire days for the 10 vessels in the month.

Operating Expenses

Operating expenses increased 21%, or $53.1 million, from $251.9 million in 2006 (or 84% of operating revenue) to $304.9 million in 2007 (or 91% of operating revenue). Out of this amount, $303.3 million is related to the period when vessels were under the Predecessor Group’s ownership, and $1.7 million is related to the period when the vessels were under Global Ship Lease’s ownership. Operating expenses consist of the following items:

•

Voyage expenses: Voyage expenses grew 17% or $36.3 million, from $213.1 million in 2006 (or 71% of operating revenue) to $249.5 million in 2007 (or 74% of operating revenue) despite the reduction in service days of 159 following the sale of the vessels. Voyage expenses are trade related and refer therefore exclusively to the period when vessels were owned by the Predecessor Group. The $36.3 million increase is related to the introduction of CMA CGM Alcazar , an impact of $4.2 million, to a $37.1 million, or 34%, increase in voyage expenses relating to CMA CGM vessels, mainly due to a 20% increase in bunker fuel price from $305 per ton in 2006 to $352 per ton in 2007, and to a 5%, or $5.0, million decrease in voyage expenses relating to the Predecessor Group vessels due to the drydock period when three vessels did not incur voyage expenses.

•

Vessel expenses: Vessel expenses increased 6%, or $1.3 million, from $22.6 million in 2006 (or 8% of operating revenue) to $24.0 million in 2007 (or 7% of operating revenue). The increase related to the period when vessels were under the Predecessor Group’s ownership accounts for $0.6 million while the increase related to the period when vessels were under Global Ship Lease’s ownership accounts for $0.7 million representing approximately 159 days in service for all 10 secondhand vessels.

•

Depreciation: Depreciation decreased 3%, or $0.5 million, from $16.7 million in 2006 (or 6% of operating revenue) to $16.1 million in 2007 (or 5% of operating revenue). The addition of the CMA CGM Alcazar increased depreciation by $0.6 million, but this increase is mitigated by the fact that depreciation on two of the vessels was calculated in 2006 in British Pounds, the functional currency of the entity owning the vessels, before being converted to U.S. dollars whilst they were directly depreciated in U.S. dollars following their transfer to a U.S. dollars functional currency entity in 2007. The main impact, however, is related to the revision of the vessels’ scrap value due to the steady increase of the price of steel. The prospective change in the vessels’ useful lives from 25 to 30-years following the transfer of the 10 vessels of Global Ship Lease’s initial fleet accounted for $0.1 million in this decrease.

•

General and Administrative: General and Administrative expenses grew 57%, or $6.4 million, from $11.3 million in 2006 (or 4% of operating revenue) to $17.8 million in 2007 (or 5% of operating revenue). This increase is split between $0.9 million increase relating to the period when vessels were owned by the Predecessor Group and to $5.5 million when vessels were owned by Global Ship Lease. The $0.9 million increase reflects the addition of the CMA CGM Alcazar and a currency translation effect on certain general and administrative costs denominated in Euro while the $5.5 million under Global Ship Lease’s ownership reflects mainly one off costs relating to the establishment of the corporation and the costs of the initial public offering of Global Ship Lease that was postponed in November 2007.

•	Other operating income: Other operating income changed from $11.9 million in 2006 to $2.3 million in 2007. The change is related to a change in the valuation of bunker hedges.

Operating Income

As a consequence of all preceding items operating income decreased 37%, or $17.6 million, from $47.7 million in 2006 to $30.1 million in 2007.

Interest Income

Interest income was $0.2 million ($0 in 2006) being interest earned on cash deposits made by Global Ship Lease.

Interest Expense

Interest expense decreased 10%, or $1.5 million, from $15.1 million in 2006 (or 5% of operating revenue) to $13.6 million in 2007 (or 4% of operating revenue). Interest expense relating to the period when vessels were owned by the Predecessor Group accounts were $12.3 million while in the period relating to Global Ship Lease ownership were $1.1 million. The reduction in interest expenses relating to the period when vessels were owned by the Predecessor Group from $15.1 million to $12.3 million is mainly related to (i) debt on CMA CGM La Tour and CMA CGM Manet being repaid at the end of 2006 and (ii) debt on the eight other secondhand vessels in the initial fleet being repaid during 2007, and certain positive currency translation effects on vessel financings. These positive effects were offset by the write off of unamortized deferred financing costs associated with the repaid debt.

Taxes on Income

The Predecessor Group was not subject to taxes on income for the periods presented by the combined financial statements. Global Ship Lease’s tax liability under its time charter business in the period was immaterial.

Net Income

As a result of all preceding items, net income decreased $15.9 million or 49% from $32.7 million in 2006 to $16.8 million in 2007.

B. Liquidity and Capital Resources

Year ended December 31, 2008 Compared to Year ended December 31, 2007

For the year ended December 31, 2008 Global Ship Lease’s operating activities were comprised almost entirely of the chartering out its vessels under time charters. The combined financial statements comprise two distinct reporting periods, the Predecessor period before the Merger, which completed on August 14, 2008, and the Successor period from that date.

Net cash provided by operating activities was $20.7 million in the period from January 1 to August 14, 2008 reflecting net income of $7.4 million, depreciation and amortization expense of $12.6 million, $5.1 million improvement in net working capital less $3.0 million change in fair value of interest rate derivatives net of settlement of hedges which do not qualify for hedge accounting and $1.5 million payment of drydock costs.

The cash settlement of interest rate derivatives was $4.9 million. The two newly built vessels were purchased in January for $188.7 million, financed by $188.0 borrowings under the credit facility which had been made in December 2007 with the proceeds being placed on deposit.

The net change in cash for the period January 1 to August 14, 2008 was an increase of $14.4 million leaving cash at the end of the period of $16.3 million.

Net cash provided by operating activities for the period from August 15 to December 31, 2008 was $14.0 million reflecting the net loss of $44.0 million, depreciation and amortization expense of $8.9 million, $55.5 million non cash change in fair value of interest rate derivatives net of settlement of hedges which do not qualify for hedge accounting, $1.1 million non cash charge for stock based compensation less $7.5 million settlement of accounts payable and other liabilities mainly associated with the Merger.

The cash settlement of interest rate derivatives was $0.6 million. Net current liabilities of $6.5 million (net of cash of $16.3 million) were acquired in the Merger and $317.4 million was released from the trust account. $147.1 million was used to retire stock in connection with the Merger and $115.0 million of long term debt was repaid. Amendment and other fees relating to the credit facility totaling $3.9 million were paid in connection with the Merger.

Warrant proceeds of $3.0 million were received and placed on restricted deposit. Four vessels were purchased in December 2008 for $257.4 million cash (in addition to the $99 million that had been prepaid through the issuance of 12,375,000 common shares to CMA CGM pursuant to the Merger). The cash payment was mainly financed by additional drawings under the credit facility of $256 million. A deposit of $15.5 million was paid for the two vessels anticipated to be purchased in fourth quarter 2010 and $15.6 million of dividends were paid.

The net change in cash for the period August 15, 2008 to December 31, 2008 was an increase of $25.8 million leaving cash at the end of the period of $26.4 million.

For the year ended December 31, 2007, Global Ship Lease’s operating activities, largely those of the Predecessor Group until Global Ship Lease’s acquisition of the 10 secondhand vessels in December 2007, generated $56.6 million. This amount reflects net income of $16.8 million, depreciation and amortization expenses of $18.3 million, $9.1 million change in the fair value of financial derivative instruments less payment of drydock costs of $4.7 million. Improvements in working capital contributed $17.0 million.

For the year ended December 31, 2007, net cash used in Global Ship Lease’s and the Predecessor Group’s investing activities amounted to $183.8 million, almost entirely being the acquisition of the two newly built vessels for $183.7 million.

For the year ended December 31, 2007, net cash received from Global Ship Lease’s and the Predecessor Group’s financing activities was $129.1 million. Drawings under Global Ship Lease’s credit facility were $401.1 million of which $188.0 million was placed on deposit pending the acquisition of the two newly built vessels in January 2008. A shareholder loan totaling $176.9 million was received from CMA CGM. Out of these inflows, costs of $5.9 million for the credit facility were paid and $146.2 million debt relating to certain vessels when owned by the Predecessor Group was repaid. The remaining cash outflow of $108.8 million is comprised (i) a reduction of $11.9 million in the amount due to CMA CGM within stockholders equity and (ii) a deemed distribution of $96.9 million relating to the difference between the purchase price of the initial fleet paid by Global Ship Lease and the value at which the initial fleet was recorded in the Predecessor Group’s financial statements at the dates of sale.

Overall, the net increase in cash and cash equivalents in 2007 was $1.9 million.

Year ended December 31, 2007 Compared to Year ended December 31, 2006

During 2007 and 2006, which represents mainly the operation of the vessels of Global Ship Lease’s initial fleet by the Predecessor Group but also includes a short period after Global Ship Lease’s acquisition of those 10 vessels in December 2007, the principal sources of liquidity for both the Predecessor Group and Global Ship Lease were loans secured by the vessels and operating cash flows. In addition, to part finance Global Ship Lease’s purchase of the 10 secondhand vessels in December 2007, Global Ship Lease obtained a shareholder loan of $176.9 million from CMA CGM. The remaining financing was provided from drawings under the credit facility.

For the year ended December 31, 2007, Global Ship Lease’s operating activities, largely those of the Predecessor Group until Global Ship Lease’s acquisition of the 10 secondhand vessels in December 2007, generated $56.6 million. This amount reflects net income of $16.8 million, depreciation and amortization expenses of $18.3 million, $9.1 million change in the fair value of financial derivative instruments less payment of drydock costs of $4.7 million. Improvements in working capital contributed $17.0 million.

In 2006, the Predecessor Group’s operating activities for the year generated $22.8 million. This amount primarily reflects a profit of $32.7 million, depreciation and amortization expenses of $17.1 million less a $10.0 million change in the fair value of financial derivative instruments settlements of hedges of $6.9 million and payment of $1.0 million for drydocks. Changes in working capital in that year negatively impacted the Predecessor Group’s cash position by $9.1 million, mainly related to the fact that the four additional vessels were deployed on a North Europe to West Africa route where payment delays are typically longer.

For the year ended December 31, 2007, net cash used in Global Ship Lease’s and the Predecessor Group’s investing activities amounted to $183.8 million, almost entirely being the acquisition of the two newly built vessels for $183.7 million.

In 2006, net cash used in the Predecessor Group’s investing activities for the year totaled $106.3 million, which included $107.4 million to acquire the four vessels previously owned by Delmas and $6.9 million received for the settlement of hedges.

For the year ended December 31, 2007, net cash received from Global Ship Lease’s and the Predecessor Group’s financing activities was $129.1 million. Drawings under Global Ship Lease’s credit facility were $401.1 million of which $188.0 million was placed on deposit pending the acquisition of the two newly built vessels in January 2008. A shareholder loan totaling $176.9 million was received from CMA CGM. Out of these inflows, issuance costs of $5.9 million for the credit facility were paid and $146.2 million debt relating to certain vessels when owned by the Predecessor Group was repaid. The remaining cash outflow of $108.8 million is comprised (i) a reduction of $11.9 million in the amount due to CMA CGM within stockholders equity and (ii) a deemed distribution of $96.9 million relating to the difference between the purchase price of the initial fleet paid by Global Ship Lease and the value at which the initial fleet was recorded in the Predecessor Group’s financial statements at the dates of sale.

In 2006, net cash received from Global Ship Lease’s Predecessor Group’s financing activities was $83.5 million. $57.2 million of that amount was received from the issuance of long-term debt, net of $0.7 million issuance costs. $64.6 million of net cash was used for the repayment of capital lease obligations related to the change in financing arrangements for the CMA CGM La Tour and CMA CGM Manet. Amounts payable to CMA CGM within stockholders equity increased by $110.0 million largely in connection with the acquisition of the four vessels delivered at the beginning of 2006 and the repayment of the financing of CMA CGM La Tour and CMA CGM Manet. Repayment of long-term debt totaled $19.1 million in 2006.

Global Ship Lease’s Credit Facility

Global Ship Lease has an eight year $800 million senior secured revolving credit facility with Fortis Bank (Nederland) N.V., as Agent, Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland, which Global Ship Lease refers to as its credit facility. The original credit facility is dated December 10, 2007.

Recent Developments Relating to the Leverage Ratio Test

The credit facility has a leverage ratio test which provides that, if the leverage ratio (defined below) exceeds 75%, the Agent may require a prepayment of the borrowings or delivery of additional security to the extent necessary to reduce the leverage ratio to 75%.

On February 10, 2009, Global Ship Lease and the lenders entered into an addendum to the credit facility (the “Addendum”) to effect amendments to address concerns that the recent downward movements in charter free containership values generally could cause the leverage ratio to exceed 75%. The Addendum suspended the 75% leverage ratio test for the period between April 30, 2009 and April 30, 2010. In lieu thereof, the Addendum provides that if the leverage ratio exceeds 90% during this period, Global Ship Lease is required to deposit 50% of its cash available for distribution into a pledged account. In addition, the Addendum provides that if the leverage ratio exceeds 100% during this period, the Agent may require a prepayment of the borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 100%.

On April 29, 2009, due to continuing challenges in the ship valuation environment, Global Ship Lease agreed with its lenders to waive for two months the requirement under the credit facility to submit vessel valuations and undertake the leverage ratio test. Valuations were otherwise due by April 30, 2009. The credit facility bears an interest margin of 2.75% during this waiver period. Global Ship Lease has agreed that it will not declare or pay any dividend to common shareholders during this waiver period.

As of the date of this Annual Report, Global Ship Lease is in discussions with its lenders to obtain a further amendment to the credit facility to address the situation, including the issue of whether and on what terms borrowings may be made to purchase the Berlioz in July 2009. No assurances can be made as to the outcome of these discussions and we may not be successful in obtaining further covenant waivers or other modifications. Please see “Item 3 – Key Information - Risk Factors – Risks Related to Our Business.”

General Borrowing Terms

Subject to the satisfaction of certain conditions described below, Global Ship Lease is permitted to borrow funds up to the full amount of the credit facility for a period of four years from the closing of the credit facility (i.e. until December 2011). This period was reduced by one year pursuant to the Addendum. After this period, amounts that Global Ship Lease is able to borrow under the credit facility will reduce as discussed below.

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under its credit facility, net of surplus cash held in the retention account, to the aggregate charter free market value of the vessels securing the credit facility plus the value of other security held. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. The Addendum provides that should only one such current valuation be available at the relevant time, if for example all but one approved independent sale and purchase brokers are not prepared to issue valuations due to market disruption, then the result of the valuation that is available is averaged with the last valuations provided. Should no current valuations be available at the relevant time, then the last valuations are used. In these circumstances the borrower is required to seek further current valuations each month. Set forth below is the margin that applies to the applicable leverage ratio. Margins were amended by the Addendum and ratios in excess of 75% were added):

Leverage Ratio	Margin
Up to 50%	1.25%
Greater than 50% to 60%	1.30%
Greater than 60% to 70%	1.40%
Greater than 70% to 75%	1.60%
Greater than 75% to 80%	1.90%
Greater than 80% to 85%	2.25%
Greater than 85%	2.75%

During the continuance of any principal or interest default, the margin on the overdue amounts increases by 2% per annum. Pursuant to the terms of the credit facility, Global Ship Lease must hedge at least 50% of the amounts outstanding under the credit facility. Global Ship Lease hedged, prior to the Merger, the majority of the amounts outstanding under the credit facility.

Global Ship Lease pays a commitment fee of 0.50% per annum (increased from 0.25% pursuant to the Addendum), which will be payable quarterly in arrears, on the undrawn portion of the credit facility. Global Ship Lease will be responsible for the duly justified costs properly incurred in connection with the establishment and the maintenance of the credit facility.

Global Ship Lease’s ability to draw funds under its credit facility is subject to its total borrowings under its credit facility not exceeding 70% of the aggregate charter-free market value of the vessels within the security package plus the value of other security held.

Global Ship Lease’s ability to borrow amounts under its credit facility is also subject to the execution of customary documentation relating to the credit facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Its ability to borrow to acquire additional vessels that will be included in the security package under the credit facility will be subject to the subject vessel being a vessel where Global Ship Lease can prove (i) certain financial requirements related to the vessel, (ii) that the vessel is a container carrier of standard design and at least 750 TEU in capacity, (iii) that it is no more than 10 years old at the time of acquisition and (iv) that it is employed by an acceptable charterer. In certain limited circumstances, Global Ship Lease can utilize the credit facility to purchase vessels that will not be required to form part of the security package.

The credit facility amount will reduce, commencing December 2011, in 16 equal quarterly installments. Global Ship Lease must repay any amount outstanding that is in excess of the newly-reduced maximum credit facility amount. The amount of each installment will be determined in September 2011 based on the following formula: one-quarter of the amount of the credit facility amount divided by the number equal to 18 minus the average age of all vessels included in the security package weighted by market value. Any amount outstanding under the credit facility at the final maturity date in December 2015 must be repaid in one installment. Global Ship Lease may voluntarily cancel undrawn amounts under the credit facility from time to time in a minimum amount of $5.0 million or in multiples of $2.5 million in excess of such amount.

See “Business Overview—Credit Facility” for further details on Global Ship Lease’s credit facility, including a description of the security provided, covenants and events of default.

Utilization of the credit facility

Global Ship Lease financed the purchase of the 10 secondhand vessels in December 2007 with $213.1 million of borrowings under the credit facility and drawings of $171.9 million under a shareholder loan made between Global Ship Lease and CMA CGM. In addition, Global Ship Lease drew approximately $5.0 million under the shareholder loan to pay lenders’ fees and expenses in connection with the credit facility bringing the total borrowings under the shareholder loan to $176.9 million. Prior to December 31, 2007, Global Ship Lease drew a further $188.0 million under the credit facility, which was placed on restricted cash deposit, in order to pay for the two newly built vessels of Global Ship Lease’s initial fleet purchased in January 2008. Total drawings under the credit facility as of December 31, 2007 were $401.1 million. The shareholder loan of $176.9 million was cancelled on the closing of the Merger and $115 million of the drawings under the credit facility were prepaid.

Pursuant to the Merger, $99.0 million of the total $355.0 million purchase price of the four vessels acquired in December 2008 was prepaid by the issuance of 12,375,000 Class C common shares to CMA CGM. These shares converted to Class A common shares on January 1, 2009. The balance of the purchase price of $256.0 million was settled from further borrowings under Global Ship Lease’s credit facility. As of December 31, 2008, total drawings under the credit facility were $542.1 million.

Global Ship Lease is in discussions with its lenders to borrow further funds under the credit facility to purchase the CMA CGM Berlioz, the final ship to be purchased under the asset purchase agreement with CMA CGM, in July 2009.

Further, Global Ship Lease has agreed to purchase two 4,250 TEU newbuildings for $77.4 million per vessel, of which 10% has been paid and 90% will be paid upon delivery, which is expected to be in the fourth quarter of 2010.

As of December 31, 2008, Global Ship Lease had $257.9 million of undrawn credit facility capacity which Global Ship Lease believes may be available to fund or part fund future vessel purchases, for working capital, and for other corporate expenses. Should the credit facility not be available to fund or part fund the purchase of these vessels, alternate sources of finance would be required in order to complete the purchases.

Working capital and dividends

Global Ship Lease’s net cash flows from operating activities corresponds directly with the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Global Ship Lease’s net cash flows from operating activities will not be exposed to the same fluctuations in operating expenses to which the Predecessor Group’s cash flows were subject. Pursuant to Global Ship Lease’s ship management agreements, Global Ship Lease has agreed to pay its Ship Manager an annual management fee of $114,000 per vessel and it will reimburse its Ship Manager for operating costs it incurs on Global Ship Lease’s behalf up to a quarterly cap pursuant to the global expense agreement (other than drydocking expenses and insurance premiums which will not be subject to the cap). Global Ship Lease will collect its charterhire 15 days in advance and pay its estimated ship management costs monthly in advance. Although Global Ship Lease can provide no assurances, it expects that its cash flow from its chartering arrangements will be sufficient to cover its ship management costs and fees, interest payments, commitment fees and other financing costs under its credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses. Based on such arrangements, Global Ship Lease expects that its operating cash flow will be stable for at least the initial three year terms of the ship management agreements and will be sufficient to fund its working capital requirements.

Under the terms of Global Ship Lease’s credit facility, it may not pay dividends if there is a continuing default under the credit facility, if the payment of the dividend would result in a default or breach of any other loan covenant or if Global Ship Lease’s payments for future interest into a pledged retention account are not fully up to date. Furthermore, it is probable that the market value of Global Ship Lease’s vessels will decrease over time, as vessels generally decrease in value as they age. In addition to depreciation over time, the market value of Global Ship Lease’s vessels can fluctuate substantially depending on market supply and demand for vessels. Consequently, the leverage ratio under its credit facility will likely increase over time and may fluctuate significantly due to cycles in the container shipping industry, which may negatively affect Global Ship Lease’s ability to comply with its financial ratio covenants. This, in turn, may impact Global Ship Lease’s ability to pay dividend payments.

In addition, in December, 2011, four years from the date of the closing of the credit facility, the amounts available for borrowing will be permanently reduced. Therefore, unless Global Ship Lease is able to obtain other financing or funding sources or refinance borrowings under Global Ship Lease’s credit facility with new indebtedness that has a later maturity date, then in December 2011, four years after the closing of the Merger, the amount of cash that Global Ship Lease will have available may be decreased by the amount of any principal repayments that Global Ship Lease is required to make.

Further, the $48 million Preferred Shares are mandatorily redeemable at par in August 2011.

Over the five years following the closing of the Merger, Global Ship Lease estimates that the average cost of the first drydocking of each of its vessels will be $940,000. Global Ship Lease has included a schedule of the next anticipated drydocking date for each of Global Ship Lease’s vessels in the section of this Annual Report entitled “Business Overview—Inspection by Classification Societies.”

If necessary, Global Ship Lease may fund its working capital, vessel acquisition and other requirements with borrowings under its credit facility (subject to the restrictions set forth therein). Global Ship Lease’s longer term liquidity requirements include repayment of the principal balance of its credit facility. In addition to funds retained in the business, depending on the availability of the credit facility, Global Ship Lease may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to meet its obligations and will likely require such further funding to meet its repayment obligations under the credit facility.

C. Research and Development

Not applicable.

D. Trend Information

Container shipping is a cyclical industry, with the demand for container shipping services driven by global trade. Between 1997 and 2007 containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fuelled partly by exports from China. This recent period of high growth, combined with operators seeking economies of scale achievable with ever larger vessels, has led to a significant orderbook of new containerships. In December, 2008 the orderbook was estimated to represent approximately 50% of existing global capacity measured in TEU. By May 2009 it had fallen to approximately 45%, with no additional newbuildings contracted in the preceding six months.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand. A theoretical 3,500 TEU containership newbuilding could have been contracted for approximately $34 million in Q1 2002, with contract prices peaking in Q3 2008 at around $67 million for essentially the same vessel. Over this period, second hand values for a 10 year old unit of comparable size increased from approximately $21 million to $46 million, peaking at around $50 million in Q1 2008. During the same timeframe, spot market charter rates for such a vessel moved from approximately $10,000 per day to $26,000 per day, peaking at $44,000 per day in Q1 2005.

The global economic crisis has adversely impacted containerized trade, with negative demand growth widely anticipated for 2009. Liner operators’ published results for Q1 2009 have been poor, reflecting the challenging market environment with both lower trade volumes and significantly reduced freight rates. For charter-owners, the adverse impact of reduced demand will be compounded in the near term by supply-side growth. As of May 2009 approximately 11% of the existing containership fleet was assessed to be idle, with the substantial orderbook still to be delivered. In May 2009, spot market charter rates for a 3,500 TEU vessel were around $6,500 per day. Vessel values have also fallen but an accurate assessment of this decline is hindered by limited liquidity in the sale and purchase market together with the recent freeze in contracting of newbuildings. Vessel values and spot market charter rates are expected to remain under pressure at least through 2009.

E. Off-Balance Sheet Arrangements

Except as described under Item 5F (Contractual Obligations) and Item 11 (Quantitative and Qualitative Disclosure About Market Risk), Global Ship Lease does not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Contractual Obligations

The contractual obligations presented below represent Global Ship Lease’s estimates of future payments under fixed contractual obligations and commitments as of December 31, 2008. Changes in Global Ship Lease’s business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and Global Ship Lease’s actual payments in future periods are likely to vary from those presented in the table.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations (1)	$—	$—	$127.7	$635.8	$763.4
Interest on long term debt obligations (2)	29.0	75.6	76.0	58.9	239.6
Net obligation under Interest Rate Swaps (3)	5.3	12.2	10.9	8.8	37.2
Ship management agreements (4)	1.9	2.5	0.1	—	4.4
Vessel purchase agreements (5)	82.0	139.3	—	—	221.3
Mandatorily Redeemable Preferred Shares and related interest (6)	1.9	51.2	—	—	53.1

	$120.2	$280.7	$214.6	$703.4	$1,319.0

(1)	Global Ship Lease did not assume any of the Predecessor Group’s debt relating to the vessels in Global Ship Lease’s fleet. Amounts shown in the table reflect debt and interest payable to Fortis Bank (Nederland) N.V., or Agent, Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland under Global Ship Lease’s $800.0 million credit facility. Interest on the outstanding portion of Global Ship Lease’s credit facility will be charged at the rate of the margin over one, three, six, nine or 12 month LIBOR as determined by the Agent. During the continuance of any principal or interest payment default, the margin will increase by 2%. Global Ship Lease expects that interest on the balance outstanding will be payable at least quarterly. Long term debt obligations includes the estimated effect of the financing of the three contracted vessels.
(2)	The estimated contractual interest obligation has been calculated using an assumed all in interest rate of 5.25% being estimated LIBOR of 2.50% plus a spread of 2.75%. The commitment fee payable on the undrawn amount of the credit facility is also included at 0.5%.
(3)	The estimated net obligations under Global Ship Lease’s interest rate swaps have been calculated using a LIBOR of 2.5%.
(4)	Obligations under Global Ship Lease’s ship management agreements are based on the assumptions that (a) Global Ship Lease pays the Ship Manager only an annual management fee of $114,000 per vessel and does not include the reimbursement of daily operating costs incurred on Global Ship Lease’s behalf and (b) the final vessel from CMA CGM pursuant to the asset purchase agreement will be delivered in July 2009.
(5)	Global Ship Lease expects to acquire (a) the final vessel under the asset purchase agreement from CMA CGM in July 2009 for $82.0 million and (b) two vessels from German interests in the fourth quarter of 2010 for $77.4 million each (of which 10% has already been paid).
(6)	Series A Preferred Shares are mandatorily redeemable in August 2011 at a cash price of $48 million. The interest obligation has been determined using an all in rate of 4.5% being estimated LIBOR of 2.5% plus the contractual spread of 2%.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2008 are listed below:

Name	Age	Position
Michael S. Gross	46	Chairman of the Board
Howard Boyd	64	Director
Angus R. Frew	50	Director
Guy Morel	59	Director
Jeffrey D. Pribor	51	Director
Ian J. Webber	51	Chief Executive Officer
Susan J. Cook	52	Chief Financial Officer
Thomas A. Lister	39	Chief Commercial Officer
Vivek Puri	51	Chief Technical Officer

Michael S. Gross. Michael S. Gross has been a director of Global Ship Lease since its inception and was appointed Chairman in September 2008. Since July 2006, Mr. Gross has been a senior partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Since March 2007, Mr. Gross has served as the chairman, chief executive officer and managing member of Solar Capital, LLC. In such capacities, Mr. Gross heads Magnetar Financial LLC’s credit and private investment business. Between February 2004 and February 2006, Mr. Gross was the president and chief executive officer of Apollo Investment Corporation, a publicly traded business development company that he founded and on whose board of directors and investment committee he served as chairman from February 2004 to July 2006, and was the managing partner of Apollo Investment Management, L.P., the investment adviser to Apollo Investment Corporation. From 1990 to February 2006, Mr. Gross was a senior partner at Apollo Management, L.P., a private equity firm which he founded in 1990 with five other persons. In addition, from 2003 to February 2006, Mr. Gross was the managing partner of Apollo Distressed Investment Fund, an investment fund he founded to invest principally in non-control oriented distressed debt and other investment securities of leveraged companies. Mr. Gross currently serves on the boards of directors of Saks, Inc., Alternative Asset Management Acquisition Corp. and Jarden Corporation.

Howard Boyd. Howard Boyd has been a director of Global Ship Lease since August 2008. In 1996, Mr. Boyd was named chief executive officer of Safmarine, a container liner operator based in Antwerp, which was purchased by AP Moller-Maersk in 1999. Mr. Boyd took a leading role in the takeover and continued as chief executive officer of the separate Safmarine entity until his retirement in 2004. His career with Safmarine began in 1970 when he joined as a tanker accountant. Mr. Boyd held a variety of positions with Safmarine, including financial controller, USA trade executive, chief operating officer of the bulk division and bulk director. He became a member of the Safmarine board of directors in 1988. Since 2004, Mr. Boyd has been a consultant to AP Moller-Maersk, continuing as a director of Safmarine, sitting on the Audit and Remuneration Committees until December 2008. Mr. Boyd has a Bachelor of Commerce from University of Cape Town and qualified as a South African Chartered Accountant.

Angus R. Frew. Angus R. Frew has been a director of Global Ship Lease since August 2008. Mr. Frew was president and chief executive officer from 2003 until early 2008 of GE SeaCo SRL, a joint venture between GE Capital and Sea Containers Ltd and one of the largest global container leasing companies. Mr. Frew was a director of the Institute of International Container Lessors from 2003 until early 2008, serving as chairman in 2004, and a director of the Container Owners’ Association from 2007 to early 2008. Mr. Frew was an officer of Sea Containers Ltd from 2003 to 2005 and senior vice president of its container division. From 1990 to 2002, Mr. Frew held senior management positions in the beverages industry with Grand Metropolitan Plc, Diageo Plc and The Seagram Company Ltd. After qualifying as a British Chartered Accountant in 1983, Mr. Frew held senior financial positions in a number of small entrepreneurial businesses in the IT consultancy, design and retail industries. Mr. Frew has an honors degree in chemistry from the University of Durham.

Guy Morel. Guy Morel has been a director of Global Ship Lease since August 2008. Mr. Morel is the general secretary of InterManager, the International Association of Shipmanagers. From 2005 to 2007, he was a professor of corporate finance and director of development at the International University of Monaco. From 1993 to 2004, he was the president and chief operating officer of MC Shipping Inc, a company quoted on the American Stock Exchange, and involved in the ownership and time chartering of containerships and LPG carriers. Between 1979 and 1993, Mr. Morel was one of the founders, a director and a shareholder of V.Ships Inc., a leading shipmanagement group, where he was a vice president in charge of strategic planning and marketing. Prior to 1979, he was a consultant with Data Resources Inc., an American consulting group involved in econometric modeling and economic forecasting. Mr. Morel holds a Bachelor’s Degree in civil engineering from Ecole Centrale de Paris and an MBA from Harvard Business School.

Jeffrey D. Pribor. Jeffrey D. Pribor has been a director of Global Ship Lease since August 2008. Mr. Pribor is currently executive vice president and the chief financial officer of General Maritime Corporation. Prior to that, from 2002 to 2004, Mr. Pribor was managing director and president of DnB NOR Markets, Inc., the U.S. investment banking division of DnB NOR Bank ASA, responsible for mergers and acquisitions, strategic advisory services and U.S. capital market activities for the bank’s shipping, offshore, logistics and energy clients. From 2001 to 2002, Mr. Pribor was managing director and group head of transportation banking at ABN AMRO, Inc. where he was responsible for all commercial and investment banking activities for shipping and other transportation companies in North America. From 1996 to 2001, Mr. Pribor was managing director and sector head of transportation and logistics investment banking for ING Barings. He also worked for over 10 years in the mergers and acquisitions group at Merrill Lynch, and as an attorney in the corporate and banking law practice of Milbank, Tweed, Hadley and McCloy. Mr. Pribor holds a B.A. from Yale University and a J.D. and an M.B.A. from Columbia University.

Ian J. Webber. Upon the completion of the Merger, Mr. Webber became the Chief Executive Officer of Global Ship Lease. From 1979 to 1996, Mr. Webber worked for PriceWaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.

Mr. Webber was named, along with his former employer CP Ships Limited and other officers of that company, as a defendant in a securities class action case before the United States District Court for the Middle District of Florida (the “Court”). The consolidated amended class action complaint alleged violations of Section 10(b) and Rule 10b-5 of the Exchange Act against all defendants and Section 20(a) of the Exchange Act against the individual defendants. The parties have reached an agreement to settle this class action proceeding in its entirety. Under the terms of the settlement, Mr. Webber denies all wrongdoing, is not making any payment, and will be fully released from any liability in this matter. The settlement was given final approval by the Court on October 21, 2008. One objector appealed the Court’s final approval of the settlement to the 11th Circuit Court of Appeals. Oral argument was heard by the 11th Circuit on May, 19, 2009 and the parties are currently awaiting a decision on the appeal from that court. Mr. Webber was also named, along with CP Ships Limited and several of its officers and directors, as a defendant in three purported securities class actions pending in Canada. Those actions, which allege similar claims to those raised in the United States securities class action case, are ongoing.

Susan J. Cook. Upon the completion of the Merger, Ms. Cook became the Chief Financial Officer of Global Ship Lease. From 1986 to 2006, Ms. Cook worked for The Peninsular and Oriental Steam Navigation Company and served as Group Head of Specialized Finance from 2003 to 2006, Head of Structured Finance from 1999 to 2003, Deputy Group Treasurer from 1994 to 1999 and Treasury Manager from 1989 to 1993. She is a Chartered Management Accountant and a member of the Association of Corporate Treasurers. Ms. Cook graduated from Brunel University and received a Master of Science from Oxford University.

Thomas A. Lister. Upon the completion of the Merger, Mr. Lister became the Chief Commercial Officer of Global Ship Lease. From 2005 until 2007, Mr. Lister was Senior Vice President at DVB Group Merchant Bank (Asia) Ltd, responsible for developing DVB’s Singapore ship fund and leasing project. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group Nordcapital as Director of Business Development. From 1991 to 2002, Mr. Lister worked for a number of shipping companies in both South America and the United States. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Vivek Puri. In November 2008 Mr. Puri was appointed as Chief Technical Officer of Global Ship Lease. Prior to joining Global Ship Lease, Mr. Puri was Senior Vice President and Chief Technical Officer for British Marine PLC UK. Before that he was Chief Technical Officer at Synergy Marine Cyprus, where he was responsible for the technical and commercial operations of a rapidly growing fleet of containerships. Mr. Puri spent 26 years with the Wallem Group, a global ship management company, where he held several positions including Managing Director of Wallem Ltd UK. Mr Puri graduated from the Marine Engineering College India in 1978. He is a Chartered engineer, a Chartered marine engineer and a Fellow of the Institute of Marine Engineers and Scientists.

B. Compensation

Employment Agreements and Executive Compensation of Global Ship Lease

Global Ship Lease Services Limited, Global Ship Lease’s wholly owned subsidiary, entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between Global Ship Lease and Global Ship Lease Services Limited, Mr. Webber serves as Global Ship Lease’s Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary of £250,000 and will be eligible to receive a bonus payment up to an annual maximum of 50% of his salary at the discretion of Global Ship Lease Services Limited.

The agreement is terminable by Mr. Webber if he provides not less than six months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than 12 months advance written notice to him (subject to exceptions in the case of summary termination). Global Ship Lease Services Limited has the right to terminate Mr. Webber at any time and in its absolute discretion by paying Mr. Webber a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Webber terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement) he will be entitled to receive payment in lieu of salary and contractual benefits for the 12 month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during his employment or for a period of one year thereafter, Mr. Webber will not, among other actions, solicit or attempt to solicit certain employees or certain customers of Global Ship Lease (or one of its group companies) or be involved in any relevant business in competition with Global Ship Lease (or one of its group companies).

Global Ship Lease Services Limited entered into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook serves as its Chief Financial Officer. Pursuant to her employment agreement, Ms. Cook receives an annual salary of £135,000 and will be eligible to receive a bonus payment up to an annual maximum of 25% of her salary at the discretion of Global Ship Lease Services Limited.

The agreement is terminable by Ms. Cook if she provides not less than six months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than nine months advance written notice to her (subject to exceptions in the case of summary termination). Pursuant to the terms of her employment agreement, Global Ship Lease Services Limited has the right to terminate Ms. Cook at any time and in its absolute discretion by paying Ms. Cook a sum equal to her salary and contractual benefits for the relevant period of notice. If Ms. Cook terminates her employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement) she will be entitled to receive payment in lieu of salary and contractual benefits for the nine-month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during her employment or for a period of one year thereafter, Ms. Cook, will not, among other actions, solicit or attempt to solicit certain employees or certain customers of Global Ship Lease (or one of its group companies) or be involved in any relevant business in competition with Global Ship Lease (or one of its group companies).

Global Ship Lease Services Limited entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister serves as its Chief Commercial Officer. Pursuant to his employment agreement, Mr. Lister receives an annual salary of £135,000 and will be eligible to receive a bonus payment up to an annual maximum of 25% of his salary at the discretion of Global Ship Lease Services Limited. In addition, Mr. Lister received a one-time signing bonus of £35,000.

The agreement is terminable by Mr. Lister if he provides not less than three months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than six months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, Global Ship Lease Services Limited will have the right to terminate Mr. Lister at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Lister terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement) he will be entitled to receive payment in lieu of salary and contractual benefits for the six-month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during his employment or for a period of six months thereafter, Mr. Lister, will not, among other actions, solicit or attempt to solicit certain employees or its certain customers of Global Ship Lease (or one of its group companies) or be involved in any relevant business in competition with Global Ship Lease (or one of its group companies).

Global Ship Lease Services Limited entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as its Chief Technical Officer. Pursuant to his employment agreement, Mr. Lister receives an annual salary of £85,000 and will be eligible to receive a bonus payment up to an annual maximum of 25% of his salary at the discretion of Global Ship Lease Services Limited.

The agreement is terminable by Mr. Puri if he provides not less than three months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than six months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, Global Ship Lease Services Limited will have the right to terminate Mr. Puri at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Puri terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement) he will be entitled to receive payment in lieu of salary and contractual benefits for the six-month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during his employment or for a period of 12 months thereafter, Mr. Puri, will not, among other actions, solicit or attempt to solicit certain employees or its certain customers of Global Ship Lease (or one of its group companies) or be involved in any relevant business in competition with Global Ship Lease (or one of its group companies).

Compensation of Directors of Global Ship Lease

The Chairman of the board of directors receives an annual fee of $150,000, consisting of $75,000 in cash and an annual restricted stock grant with a grant date value of $75,000. The other directors of Global Ship Lease receive an annual fee of $100,000, consisting of $50,000 in cash and an annual restricted stock grant with a grant date value of $50,000. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

2008 Equity Incentive Plan

Global Ship Lease adopted the 2008 Equity Incentive Plan (the “Plan”), which entitles employees, consultants and directors of Global Ship Lease and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents. The following description of the Plan is a summary of the material terms of the Plan.

The Plan is administered by the board of directors of Global Ship Lease or a committee of the board of directors. Subject to adjustment as provided below, the maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 1,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the Plan in any fiscal year is 500,000 per participant. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the Plan.

In the event that Global Ship Lease is subject to a change of control, the Plan administrator in its discretion may make such adjustments and other substitutions to the Plan and outstanding awards under the Plan as it deems equitable or desirable in its sole discretion.

The exercise price for options cannot be less than 100% of the fair market value on the date of grant. The maximum term of each stock option agreement shall not exceed 10 years from the date of the grant.

Stock appreciation rights, or SARs, may provide for a maximum limit on the amount of any payout notwithstanding the fair market value on the date of exercise of the SAR. The exercise price of a SAR shall not be less than 100% of the fair market value on the date of grant. The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed 10 years from the date of grant.

Stock grants may be issued with or without cash consideration under the Plan. The holder of a stock grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other Class A common shareholders. The Plan administrator may provide a participant who holds stock grants with dividends or dividend equivalents payable in cash, Class A common shares or other property.

Settlement of vested stock units may be in the form of cash, shares or any combination of both, as determined by the Plan administrator at the time of the grant of the stock units. Methods of converting stock units into cash may include (without limitation) a method based on the average fair market value of shares over a series of trading days. The holders of stock units shall have no voting rights.

Subject to the provisions of the Plan, awards granted under the Plan may include dividend equivalents. The Plan administrator may determine the amounts, terms and conditions of any such awards provided that they comply with applicable laws.

The Plan became effective as of the closing of the Merger. No award may be granted under the Plan after the tenth anniversary of the date of shareholder approval of the Plan.

The Global Ship Lease board of directors has granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the Plan, which are expected to vest over a three-year period; one third over 20 days commencing mid September 2009, one third on the second anniversary of the Merger and one third on the third anniversary. Mr. Puri has been granted 80,000 restricted shares, half to vest over 20 days commencing mid September 2009 and half on the second anniversary of the Merger.

C. Board Practices

Global Ship Lease’s board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Mr. Morel and Mr. Pribor, expires at the first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Boyd and Mr. Frew, expires at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. Gross, expires at the third annual meeting of stockholders.

Director Independence

Global Ship Lease’s board of directors has determined that Messrs. Pribor, Frew and Morel are “independent directors” as such term is defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE.

Board Committees

Global Ship Lease’s board of directors has formed an audit committee, a compensation committee, and a governance and nominating committee.

Audit Committee

Global Ship Lease’s audit committee consists of Messrs. Pribor, Frew and Morel, each of whom is “independent” as defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE. In addition, Global Ship Lease’s board of directors has determined that Mr. Pribor is an “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K of the Securities Exchange Act of 1934, as amended.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who, as required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, Global Ship Lease has certified to the NYSE that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Pribor satisfies the NYSE’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to Global Ship Lease, we have a compensation committee. Global Ship Lease’s compensation committee consists of Messrs. Boyd, Frew, Gross and Pribor. The compensation committee is responsible for and reports to the board of directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and determines director compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Global Ship Lease’s nominating and corporate governance committee consists of Messrs. Boyd, Gross and Morel. The nominating and corporate governance committee reports to the board of directors on and is responsible for issues succession planning and the appointment, development and performance evaluation of the members of the board and senior executives of Global Ship Lease. It also assesses the adequacy and effectiveness of Global Ship Lease’s corporate governance guidelines, reviewing and recommending changes to the board whenever necessary.

Code of Business Conduct and Ethics

Global Ship Lease has adopted a code of business conduct and ethics (“Code of Ethics”) that applies to its officers, employees and directors. More information on the Code of Ethics and board committee charters is available on Global Ship Lease’s website (www.globalshiplease.com) and in print to any shareholder upon request.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempted from certain corporate governance rules that apply to domestic companies under NYSE listing standards. The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements; and

•	in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the full board of directors approves such adoption.

D. Employees

As of December  31, 2008, we had four employees.

E. Share Ownership

See Item 7.A for information regarding beneficial ownership by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Global Ship Lease common shares as of May 31, 2009 by:

•	each person known by Global Ship Lease to be the beneficial owner of more than 5% of its outstanding common shares;

•	each of Global Ship Lease’s officers and directors; and

•	all of Global Ship Lease’s officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of Global Ship Lease common shares shown as beneficially owned, subject to applicable community property laws. As of May 31, 2009, an aggregate of 53,786,150 Global Ship Lease Class A and Class B common shares were issued and outstanding.

Percentage ownership calculations for beneficial ownership excluding IPO warrants, sponsor warrants and Class A warrants are based on 53,786,150 common shares outstanding, which includes Class A and Class B common shares. Percentage ownership calculations for beneficial ownership including IPO warrants, sponsor warrants and Class A warrants are based on 99,505,586 common shares outstanding, which (i) does not include shares underlying the sponsor warrants (since a cashless exercise as of May 31, 2009 would not result in the issuance of any shares), (ii) assumes the exercise in cash of all IPO warrants and all Class A warrants, and (iii) does not include Class A common shares underlying the restricted stock units issued to management.

	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)	Excluding IPO Warrants, Sponsor Warrants and Class A Merger Warrants	Including IPO Warrants, Sponsor Warrants and Class A Merger Warrants	Excluding IPO Warrants, Sponsor Warrants and Class A Warrants	Including IPO Warrants, Sponsor Warrants and Class A Warrants
Michael S. Gross (2)(3)	9,552,757	13,228,838	17.76%	13.29%
Jeffrey Pribor (3)	6,697	6,697	0.01%	0.01%
Howard Boyd (3)	6,697	6,697	0.01%	0.01%
Angus R. Frew (3)	6,697	6,697	0.01%	0.01%
Guy Morel (3)	6,697	6,697	0.01%	0.01%
Ian J. Webber (4)	—	—	—	—
Susan J. Cook (5)	—	—	—	—
Thomas Lister (6)	—	—	—	—
Vivek Puri (7)
All directors and executive officers as a group (9 individuals)	9,579,545	13,255,626	17.81%	13.32%
CMA CGM S.A.	24,412,700	27,544,600	45.39%	27.68%
Soros Strategic Partners LP/
SSP Offshore LLC/
SFM Participation II LLC/
SFM AH LLC/
Soros Fund Management LLC/
George Soros/
Robert Soros/

	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)	Excluding IPO Warrants, Sponsor Warrants and Class A Merger Warrants	Including IPO Warrants, Sponsor Warrants and Class A Merger Warrants	Excluding IPO Warrants, Sponsor Warrants and Class A Warrants	Including IPO Warrants, Sponsor Warrants and Class A Warrants
Jonathan Soros (8)	3,750,000	7,500,000	6.97%	7.54%
Integrated Core Strategies (US) LLC/
Integrated Holding Group LP/
Millennium Management LLC/
Israel A. Englander (9)	1,113,390	5,321,608	2.07%	5.35%
DePrince, Race & Zollo, Inc. (10)	2,153,181	8,293,516	4.00%	8.33%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares and 3,007,288 Class A warrants. Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. In addition, Mr. Gross owns 3,850,000 sponsor warrants, which have been amended to be exercisable only on a cashless basis. On June 4, 2008, Mr. Gross entered into a stock purchase plan with Citi, in accordance with the guidelines of Rule 10b5-1 and the provisions of Rule 10b-18 of the Exchange Act, under which he placed a limit order to purchase up to 2,000,000 shares of Marathon common stock at a price of $8.00 per share or below. Under this plan, 2,000,000 shares were purchased at prices between $7.59 and $7.87 with an average price of $7.84 per share. In addition, in connection with the consummation of the Merger, Mr. Gross purchased 1,325,000 Class A common shares. The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, 5th Floor, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as Chief Executive Officer of Global Ship Lease. Mr. Webber holds 375,000 restricted stock units. The restricted stock units are not reflected in the table above.
(5)	Ms. Cook serves as Chief Financial Officer and Secretary of Global Ship Lease. Ms. Cook holds 202,500 restricted stock units. The restricted stock units are not reflected in the table above.
(6)	Mr. Lister serves as Chief Commercial Officer of Global Ship Lease. Mr. Lister holds 202,500 restricted stock units. The restricted stock units are not reflected in the table above.
(7)	Mr. Puri serves as Chief Technical Officer of Global Ship Lease. Mr. Puri holds 80,000 restricted stock units. The restricted stock units are not reflected in the table above
(8)	Each of Soros Strategic Partners LP, SSP Offshore LLC, SFM Participation II LLC, SFM AH LLC, Soros Fund Management LLC, George Soros, Robert Soros and Jonathan Soros may be deemed the beneficial owner of 7,500,000 shares (consisting of 3,750,000 shares and 3,750,000 shares issuable upon the exercise of warrants held for the account of SSP Offshore LLC). This information is based on Amendment No. 2 to the Schedule 13G filed with the SEC on January 6, 2009.
(9)	Integrated Core Strategies (US) LLC is the beneficial owner of 5,321,608 Class A common shares (consisting of 1,113,390 Class A common shares and warrants to purchase 4,208,218 Class A common shares). . Millennium Management LLC is the general partner of the managing member of Integrated Core Strategies (US) LLP, and Mr. England is the managing member of Millennium Management LLC. This information is based on Statement of Changes in Beneficial Ownership Form 4 filed with the SEC on June 3, 2009.
(10)	This information is based on the Schedule 13G filed with the SEC on February 9, 2009.

B. Related Party Transactions

See Item 4.B for a discussion of our commercial transactions and agreements with CMA CGM.

Stockholders Agreement

At the time of the Merger, Global Ship Lease entered into a stockholders agreement with CMA CGM and Marathon Founders, LLC, pursuant to which such shareholders agree not to transfer any common shares of Global Ship Lease (excluding Class A common shares underlying the sponsor warrants or received with respect to Marathon securities purchased after Marathon’s initial public offering) prior to the first anniversary of the date of the Merger other than to affiliates or to the members of Marathon Founders, LLC who agree to be subject to such transfer restrictions. Notwithstanding the foregoing, CMA CGM is permitted to transfer (i) up to 4,094,600 Class A common shares after the date that is 120 days after the date of the Merger and (ii) up to 125,000 common shares to its directors and employees.

In addition, for a period of five years from the date of the Merger, CMA CGM agrees not to:

•	acquire additional common shares or other equity securities of Global Ship Lease;

•	make any tender offer or exchange offer for any common shares or other equity securities of Global Ship Lease;

•

make, or take any action to solicit, initiate or encourage, any offer or proposal for, or any indication of interest in, a merger, other business combination or other extraordinary transaction involving Global Ship Lease or any of its subsidiaries, or the acquisition of any common shares or other equity interest in, or a substantial portion of the assets of, Global Ship Lease or any of its subsidiaries;

•	propose any changes to the size or members of the board of directors of Global Ship Lease

•

solicit, or become a participant in any solicitation of, any proxy from any holder of common shares in connection with any vote on the matters described in the two preceding bullet points above, or agree or announce its intention to vote with any person undertaking a solicitation or grant any proxies with respect to any common shares to any person with respect to such matters, or deposit any common shares in a voting trust or enter into any other arrangement or agreement with respect to the voting thereof; or

•	form, join or in any way participate in a “group” (within the meaning of the Exchange Act) with respect to any common shares of Global Ship Lease.

These standstill restrictions will be temporarily released (i) in the event Global Ship Lease or its shareholders receive an unsolicited third party tender offer or exchange offer to acquire at least a majority of the outstanding common shares or there is a public announcement of a proposal or offer, or commencement of a proxy contest, to effect a change of control of Global Ship Lease, until such time as the board of directors of Global Ship Lease notifies CMA CGM that in the good faith determination of the board of directors such offer or proposal or proxy contest has concluded or been withdrawn, and (ii) to allow CMA CGM to respond to any vote, offer or other transaction involving a tender offer or exchange offer or a merger, business combination, sale of a substantial portion of assets or other extraordinary transaction that has been approved by the board of directors and/or for which the board of directors has granted its recommendation. Global Ship Lease agrees to include such standstill exceptions in any shareholder rights plan it may adopt.

Registration Rights Agreement

At the time of the Merger, Global Ship Lease entered into a registration rights agreement with CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial stockholders of Marathon common stock (including Michael Gross), pursuant to which Global Ship Lease agreed to register for resale on a registration statement under the Securities Act and applicable state securities laws, the common shares issued to such shareholders pursuant to the Merger or upon exercise of warrants. CMA CGM has the right to demand up to three registrations and the Marathon initial stockholders will have the right to demand up to two registrations. These shareholders also have the right to request that Global Ship Lease file a shelf registration statement with respect to their common shares as soon as the applicable transfer restrictions under the stockholders agreement expire. In addition, these shareholders also have piggyback registration rights allowing them to participate in offerings by Global Ship Lease and in demand registrations of the other shareholders. Global Ship Lease is obligated to pay all expenses incidental to the registration, excluding underwriter discounts and commissions.

Item 8.	Financial Information

A. Financial Statements and Other Financial Information

Please see Item 18 below.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims associated with operating containerships. We expect that these claims would be covered by insurance, subject to customary deductibles. Claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

As noted in “Business Overview—Credit Facilities” above, Global Ship Lease is in discussions with the lenders to finalize an amendment to the credit facility to take account of the implications on the leverage ratio covenants of recent significant decreases in charter free market values of containerships. The lenders agreed to defer for two months, until June 30, 2009, the requirement to submit updated vessel valuations.

In connection with the agreement of the two month waiver period, Global Ship Lease has agreed not to declare or pay any dividends to common shareholders during that period. The board of directors intended to review Global Ship Lease’s dividend policy once an amendment to the credit facility is agreed.

Ordinarily, dividends would be declared and paid on Global Ship Lease’s Class A common shares and Class B common shares and units.

Such dividends would be based on available cash flow, rather than net income, after all relevant cash expenditures, including cash interest expense on borrowings that finance operating assets, cash income taxes and after an allowance for the cash cost of future drydockings but not including deductions for non-cash items including depreciation and amortization and changes in the fair values of financial instruments, if any.

In addition to the 46,380,194 Class A common shares outstanding at May 31, 2009, there are 7,405,956 subordinated Class B common shares held by Marathon’s initial stockholders and CMA CGM. The terms of the subordinated Class B common shares provide some protection to Class A common shareholders as, during the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, Global Ship Lease can pay quarterly dividends on its Class A common shares and subordinated Class B common shares from its operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

first, 100% to all Class A common shares, pro rata, until each outstanding common share has been paid an amount equal to the applicable dividend for that quarter;

second, 100% to all Class A common shares, pro rata, until they have received any unpaid arrearages in the dividend for prior quarters during the subordination period;

third, 100% to all subordinated Class B common shares, pro rata, until each outstanding Class B common share has been paid an amount equal to the applicable dividend for that quarter;

after that, 100% to all Class A and Class B common shares, pro rata, as if they were a single class.

Notwithstanding the foregoing, the dividend rights of the holders of Class B common shares will be subordinated to those of holders of Class A common shares until at least the third quarter of 2011 absent a prior change in control of Global Ship Lease.

The declaration and payment of any dividend is subject at all times to the discretion of Global Ship Lease’s board of directors and will depend on, among other things, its earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions under its credit facility, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by its board of directors, increased or unanticipated expenses, a change in its dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond its control.

Global Ship Lease’s ability to pay dividends may be limited by the amount of cash it can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to its profitability, including the terms of any waiver that might be agreed with the lenders under the credit facility. Global Ship Lease is a holding company, and Global Ship Lease will depend on the ability of its subsidiaries to distribute funds to Global Ship Lease in order to satisfy its financial obligations and to pay dividend payments. Further, its board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. Please see Item 3 – “Key Information - Risk Factors” for a discussion of the risks associated with Global Ship Lease’s ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

Global Ship Lease believes that, under current U.S. federal income tax law, some portion of the distributions you receive from Global Ship Lease will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be taxable as “qualified dividend income” (subject to a maximum 15% U.S. federal income tax rate through 2010). Please see Item 10E “Tax Consequences of Holding Class A Common Shares—U.S. holders—Taxation of dividends paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income” and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by Global Ship Lease from constituting qualified dividend income.

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing.

On August 15, 2008, our Class A common shares, warrants and units began trading on the NYSE under the symbols “GSL”, “GSL.WS” and “GSL.U”, respectively. Each of our units consists of one Class A common share and one warrant.

The following sets forth the high and low closing sales price of our Class A common shares, warrants and units, as reported on the NYSE for the periods shown:

Class A Common Shares

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$7.64	$6.33
December 31, 2008	$6.30	$2.34
March 31, 2009	$3.60	$1.84
June 30, 2009 (through May 31, 2009)	$2.35	$1.75

Warrants

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$1.53	$0.68
December 31, 2008	$0.60	$0.08
March 31, 2009	$0.28	$0.05
June 30, 2009 (through May 31, 2009)	$0.10	$0.05

Units

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$9.23	$7.00
December 31, 2008	$6.99	$2.35
March 31, 2009	$3.70	$2.00
June 30, 2009 (through May 31, 2009)	$2.16	$1.87

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as Exhibit C to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983), filed with the SEC on July 8, 2008 and are hereby incorporated by reference into this Annual Report. Our Bylaws have previously been filed as Exhibit 3.2 to Form F-4 (File No. 333-150309) filed with the SEC on April 18, 2008 and are hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Articles of Incorporation and Bylaws and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our capital stock are described in the section “Description of Securities” of our Form F-1 (File No. 333-147070), filed with the SEC on September 12, 2008 and hereby incorporated by reference into this Annual Report and there have been no changes since that date.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

C. Material Contracts

Reference is made to Item 4.B for a description of the time charters, the ship management agreements and the global expense agreement, which are incorporated herein by reference. Reference is made to Item 5.B for a description of our credit facility, which is incorporated herein by reference. Reference is made to Item 6.B for a description of employment agreements, which is incorporated herein by reference. Reference is made to Item 7.B for a description of the registration rights agreement and the stockholders agreement, which are incorporated herein by reference.

D. Exchange Controls

We are not aware of any governmental laws, decrees or regulations in the Republic of The Marshall Islands that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Articles of Incorporation and Bylaws.

E. Taxation

The following represents the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares.

This section is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”) current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own Class A common shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

•	broker-dealers;

•	insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions or “financial services entities”;

•	taxpayers who hold Class A common shares as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	certain expatriates or former long-term residents of the United States; and

•	U.S. holders (as defined herein) whose functional currency is not the U.S. dollar.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Global Ship Lease’s Class A common shares through such entities. Prospective investors may want to consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of Class A common shares, in light of their particular circumstances.

Taxation of Global Ship Lease

Taxation of operating income

Unless exempt from U.S. federal income taxation under the rules described below in “The Section 883 exemption,” a foreign corporation that earns only transportation income is generally subject to U.S. federal income taxation under one of two alternative tax regimes: (1) the 4% gross basis tax or (2) the net basis tax and branch profits tax.

The 4% gross basis tax

For foreign corporations not engaged in a United States trade or business, the United States imposes a 4% U.S. federal income tax (without allowance of any deductions) on the corporation’s United States source gross transportation income. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel, or the performance of services directly related to the use of a vessel (and thus includes time charter and bareboat charter income). The United States source portion of transportation income includes 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as United States source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be United States source, Global Ship Lease does not expect to have any transportation income from voyages that begin and end in the United States.

The net basis tax and branch profits tax

Global Ship Lease does not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or Global Ship Lease were to be treated as engaged in a United States trade or business, all or a portion of Global Ship Lease’s taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this United States trade or business, or effectively connected income. Any effectively connected income would be subject to U.S. federal corporate income tax (with the highest statutory rate currently being 35%). In addition, an additional 30% branch profits tax would be imposed on Global Ship Lease at such time as Global Ship Lease’s after-tax effectively connected income is viewed as having been repatriated to Global Ship Lease’s offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income.

The Section 883 exemption

Both the 4% gross basis tax and the net basis and branch profits taxes described above are inapplicable to transportation income that qualifies for exemption under Section 883 of the Code. To qualify for the Section 883 exemption a foreign corporation must, among other things:

•	be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States, which we call an Equivalent Exemption;

•

satisfy one of the following three ownership tests (discussed in more detail below): (1) the more than 50% ownership test, or 50% Ownership Test, (2) the controlled foreign corporation test, or CFC Test or (3) the “Publicly Traded Test”; and

•	meet certain substantiation, reporting and other requirements (which include the filing of United States income tax returns).

Global Ship Lease is organized under the laws of the Marshall Islands. Each of the vessels in the fleet is owned by a separate wholly owned subsidiary organized either in the Marshall Islands or Cyprus. The United States Treasury Department recognizes both the Marshall Islands and Cyprus as jurisdictions that grant an Equivalent Exemption; therefore, Global Ship Lease should meet the first requirement for the Section 883 exemption. Additionally, Global Ship Lease intends to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on Global Ship Lease’s ability to satisfy the second requirement enumerated above.

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the Internal Revenue Service (the “IRS”) that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). Global Ship Lease does not believe that it will be able to satisfy the 50% Ownership Test due to the widely-held ownership of its Class A common shares and its lack of knowledge of the direct and indirect owners of entities which own its Class A common shares.

The CFC Test

The CFC Test requires that the non-United States corporation be treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. As discussed below at “Tax Consequences of Holding Class A Common Shares—U.S. holders—Possible treatment as a controlled foreign corporation,” Global Ship Lease cannot predict at this time whether it will be a CFC.

The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-United States corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption.

The Section 883 Regulations provide, in pertinent part, that stock of a non-United States corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Global Ship Lease’s Class A common shares are listed on the NYSE, and are not listed on any other securities exchange. Therefore, the Class A common shares should be treated as primarily traded on an established securities market in the United States. Moreover, the Class A common shares represent more than 50% of both the voting power and value of all classes of shares of Global Ship Lease.

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the common shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or  1/6 of the days in a short taxable year); and (2) the aggregate number of common shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding common shares during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While Global Ship Lease anticipates that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of Global Ship Lease’s control and, hence, no assurances can be provided that Global Ship Lease will satisfy the Publicly Traded Test each year.

In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of stock, or 5% Shareholders, own, in the aggregate, 50% or more of the vote and value of that class of stock. This is referred to as the 5% Override Rule. Based on information currently available to Global Ship Lease on its shareholders, it appears that if such shareholders were to retain the Global Ship Lease Class A common shares throughout 2009, the 5% Override Rule likely would apply, and Global Ship Lease would not qualify for the Section 883 exemption. However, it is possible that Global Ship Lease’s ownership may change such that the 5% Override Rule may not apply. The ability to avoid application of the 5% Override Rule will be outside of Global Ship Lease’s control and, as a result, no assurances can be provided that Global Ship Lease will satisfy the Publicly Traded Test for any year.

If Global Ship Lease were not to qualify for the Section 883 exemption in any year, the United States income taxes that become payable could have a negative effect on Global Ship Lease’s business, and could result in decreased earnings available for distribution to Global Ship Lease’s shareholders. However, under the charter agreements, the initial Charterer has agreed to provide reimbursement for any such taxes.

United States taxation of gain on sale of vessels

If Global Ship Lease qualifies for the Section 883 exemption, then gain from the sale of any vessel may be exempt from tax under Section 883. Even if such gain is not exempt from tax under Section 883, Global Ship Lease will not be subject to U.S. federal income taxation with respect to such gain, assuming that Global Ship Lease is not, and has never been, engaged in a U.S. trade or business. Under certain circumstances, if Global Ship Lease is so engaged, gain on sale of vessels could be subject to U.S. federal income tax.

Possibility of taxation as a U.S. corporation

Under changes made to the Code by the American Jobs Creation Act of 2004, which added Section 7874 of the Code, a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated, for U.S. federal tax purposes, as though it were a U.S. corporation if, after the acquisition, at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation. Marathon has received a legal opinion of Akin Gump Strauss Hauer & Feld LLP that this rule should not apply to Global Ship Lease following the Merger. The opinions of tax counsel neither bind the IRS nor preclude the IRS or courts from adopting a contrary position. Marathon did not obtain a ruling from the IRS on the application of Section 7874 of the Code to the Merger. Akin Gump Strauss Hauer & Feld LLP has not undertaken any obligation to update its opinion.

Such opinion relied, in part, on assumptions, representations and other information as to certain factual matters, including the value per share of Global Ship Lease Class B stock and Class C stock relative to the market value per share of Global Ship Lease Class A stock. Valuation is a question of fact and is subjective. If the IRS were successfully to challenge the correctness of any such assumptions, representations or other information, it is possible that Section 7874 of the Code could apply.

In addition, there is no definitive legal authority applying the rules under Section 7874 of the Code. Therefore, no assurance can be provided that the IRS will not successfully assert that Global Ship Lease should be treated as a U.S. corporation, in which case Global Ship Lease’s net income would be subject to U.S. federal corporate income tax (with the highest statutory rate currently being 35%).

Tax Consequences of Holding Class A Common Shares

U.S. holders

For purposes of this discussion, a U.S. holder is a beneficial owner of Global Ship Lease Class A common shares that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

Exercise of a warrant

Subject to the discussions of the PFIC and CFC rules below, a U.S. holder generally will not recognize gain or loss upon the exercise of a warrant, although it is possible that a holder of a sponsor warrant will recognize compensation income (taxable as ordinary income) in connection with such an exercise. Holders of sponsor warrants may want to consult their tax advisors as to the consequences to them of exercising their sponsor warrants. Class A common shares acquired pursuant to the exercise of a warrant will have a tax basis equal to the U.S. holder’s tax basis in the warrant increased by the exercise price paid to exercise the warrant. The holding period of such Class A common shares would begin on the date following the date of exercise of the warrant (or possibly the date of exercise).

To the extent a U.S. holder is entitled to receive a fractional interest of a share as a result of the exercise of a warrant, Global Ship Lease will round up the number of Class A common shares issued to the U.S. holder to the nearest whole number of Class A common shares. If Global Ship Lease has paid or pays dividends with respect to its Class A common shares within three years of such an exercise, it is possible that the difference between the rounded up number of Class A common shares and the fractional interest of the share could be treated as a taxable share dividend. Accordingly, U.S. holders may want to consult their tax advisors regarding the tax consequences of exercising warrants in light of their particular circumstances.

Taxation of dividends paid on Class A common shares

When Global Ship Lease makes a distribution with respect to its Class A common shares, subject to the discussions of the passive foreign investment company, or PFIC, and CFC rules below, a U.S. holder will be required to include in gross income as foreign source dividend income the amount of the distribution to the extent paid out of Global Ship Lease’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in the Class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Class A common shares.

Subject to the discussions of the PFIC and CFC rules below, in the case of a U.S. holder that is a corporation, dividends that Global Ship Lease pays will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction available for dividends received from United States corporations. In the case of certain non-corporate U.S. holders, dividends that Global Ship Lease pays prior to January 1, 2011 generally will be subject to tax at a maximum rate of 15%, provided that the U.S. holder meets certain holding period and other requirements and Global Ship Lease is not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. Legislation has been introduced which, if enacted, would deny the benefit of the 15% maximum rate to dividends that Global Ship Lease pays. Global Ship Lease cannot predict whether such legislation will be enacted, or, if so, what its effective date might be.

Taxation of the disposition of Class A common shares

Subject to the discussions of the PFIC and CFC rules below, upon the sale, exchange or other disposition of Class A common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in its Class A common shares.

Subject to the discussions of the PFIC and CFC rules below, capital gain from the sale, exchange or other disposition of Class A common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gain recognized by a U.S. holder on a sale, exchange or other disposition of Class A common shares generally will be treated as U.S. source income. A loss recognized by a U.S. holder on the sale, exchange or other disposition of Class A common shares generally will be allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Class A common shares may be subject to limitations, and U.S. holders may want to consult their own tax advisors regarding their ability to deduct any such capital loss in light of their particular circumstances.

Consequences of possible passive foreign investment company classification

A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (1) 75% or more of its gross income is “passive” income or (2) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a corporation is a PFIC in any taxable year that a person holds stock in the corporation (and was not a qualified electing fund with respect to such year, as discussed below), the stock held by such person will be treated as stock in a PFIC for all future years (absent an election which, if made, may require the electing person to pay taxes in the year of the election).

While there are legal uncertainties involved in this determination, Simpson Thacher has advised Global Ship Lease, and has delivered an opinion to the effect, that (1) the charters Global Ship Lease has entered into with CMA CGM should constitute service contracts rather than leases for U.S. federal income tax purposes and (2) as a result, the income from these charters should not constitute “passive income,” and the assets that Global Ship Lease owns for the production of this income should not constitute passive assets. Simpson Thacher’s opinion was based on certain representations that Global Ship Lease made to counsel including:

•

the terms of the charters that Global Ship Lease has entered into with CMA CGM were negotiated at arm’s-length, and the terms of the charters are customary for long-term charters of comparable vessels;

•

the terms of the ship management agreements and the global expense agreement that Global Ship Lease has entered into with CMA Ships were negotiated at arm’s-length and are reflective of the terms that Global Ship Lease believes could be reached in an agreement between unrelated third parties;

•

all charters that Global Ship Lease has entered into with CMA CGM and all ship management agreements that Global Ship Lease has entered into with CMA Ships are substantially similar to the charter and the ship management agreement that Global Ship Lease provided to Simpson Thacher for its review;

•

each vessel in Global Ship Lease’s initial and contracted fleet had, at charter inception, a remaining economic useful life of no less than (a) 30 years minus (b) the age of the vessel at charter inception; and

•

the total payments due to Global Ship Lease under each of the charters with CMA CGM were, at the time each such charter was entered into, substantially in excess of the bareboat charter rate for a comparable vessel.

Simpson Thacher’s opinion was also based on a representation that Global Ship Lease and Marathon made to counsel that, for each of the ship management agreements with CMA Ships, Global Ship Lease will enter into replacement ship management agreements with ship managers unrelated to CMA Ships or any of its affiliates on or prior to the expiration of each agreement’s initial three year term.

Based on this opinion (and Global Ship Lease’s expectation that the representations set forth above will apply equally to any future charters that Global Ship Lease enters into, that the terms of any future charters that Global Ship Lease enters into will contain terms that are substantially similar to those contained in the charter that was provided to Simpson Thacher for its review, that Global Ship Lease’s income from its chartering activities will be greater than 25% of Global Ship Lease’s total gross income at all relevant times and that the gross value of Global Ship Lease’s vessels subject to charter will exceed the gross value of all other assets Global Ship Lease owns at all relevant times), Global Ship Lease does not expect that it will constitute a PFIC with respect to any taxable year.

There can be no assurance that the representations made by Global Ship Lease, GSL Holdings, and Marathon will prove correct or that the nature of Global Ship Lease’s assets, income and operations will remain the same in the future (notwithstanding Global Ship Lease’s current expectations). Simpson Thacher has not undertaken any obligation to update its opinion. Further, in a recent case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income, and the terms of the time charter in that case differ in material respects from the terms of most of our time charters. No assurance can be given that the IRS or a court of law will accept Simpson Thacher’s position that the charters Global Ship Lease has entered into with CMA CGM constitute service contracts rather than leases for U.S. federal income tax purposes, or that future changes of law will not adversely affect Simpson

Thacher’s opinion. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment (based on the law then in effect) and does not bind the IRS or the courts. Any contest with the IRS may materially and adversely impact the market for the Class A common shares and the prices at which Class A common shares trade. In addition, the costs of any contest with the IRS will result in a reduction in cash available for distribution and thus will be borne indirectly by Global Ship Lease’s shareholders.

If Global Ship Lease were to be classified as a PFIC in any year, each U.S. holder of Global Ship Lease’s Class A common shares will be subject (in that year and all subsequent years) to special rules with respect to: (1) any “excess distribution” (generally defined as any distribution received by a shareholder in a taxable year that is greater than 125% of the average annual distributions received by the shareholder in the three preceding taxable years or, if shorter, the shareholder’s holding period for the Class A common shares), and (2) any gain realized upon the sale or other disposition of the Class A common shares. Under these rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for its Class A common shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Global Ship Lease was a PFIC will be taxed as ordinary income in the current year; and

•

the amount allocated to each of the other taxable years in the U.S. holder’s holding period for its Class A common shares will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge will be added as though the amount of the taxes computed with respect to these other taxable years were overdue.

In order to avoid the application of the PFIC rules, U.S. holders of Global Ship Lease Class A common shares may make a qualified electing fund, or a QEF, election provided in Section 1295 of the Code. In lieu of the PFIC rules discussed above, a U.S. holder that makes a valid QEF election will, in very general terms, be required to include its pro rata share of Global Ship Lease’s ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if the amount of that income is not the same as the distributions paid on the Class A common shares during the year. If Global Ship Lease later distributes the income or gain on which the U.S. holder has already paid taxes under the QEF rules, the amounts so distributed will not again be subject to tax in the hands of the U.S. holder. A U.S. holder’s tax basis in any Class A common shares as to which a QEF election has been validly made will be increased by the amount included in such U.S. holder’s income as a result of the QEF election and decreased by the amount of nontaxable distributions received by the U.S. holder. On the disposition of a common share, a U.S. holder making the QEF election generally will recognize capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and its adjusted tax basis in the common share. In general, a QEF election should be made on or before the due date for filing a U.S. holder’s federal income tax return for the first taxable year for which Global Ship Lease is a PFIC or, if later, the first taxable year for which the U.S. holder held common stock. In this regard, a QEF election is effective only if certain required information is made available by the PFIC. Subsequent to the date that Global Ship Lease first determines that it is a PFIC, Global Ship Lease will use commercially reasonable efforts to provide any U.S. holder of Class A common shares, upon request, with the information necessary for such U.S. holder to make the QEF election. If Global Ship Lease does not believe that it is a PFIC for a particular year but it is ultimately determined that it was a PFIC, it may not be possible for a holder to make a QEF election for such year.

In addition to the QEF election, Section 1296 of the Code permits United States persons to make a “mark-to-market” election with respect to marketable stock in a PFIC. If a U.S. holder of Global Ship Lease Class A common shares makes a mark-to-market election, such U.S. holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the Class A common shares at the end of the taxable year over such U.S. holder’s adjusted tax basis in the Class A common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such U.S. holder’s adjusted tax basis in the Class A common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the U.S. holder’s basis in the Class A common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). The consequences of this election are generally less favorable than those of a QEF election for U.S. holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case. U.S. holders may want to consult their tax advisors as to the consequences to them of making a mark-to-market or QEF election, as well as other U.S. federal income tax consequences of holding stock in a PFIC in light of their particular circumstances.

As previously indicated, if Global Ship Lease were to be classified as a PFIC for a taxable year in which Global Ship Lease pays a dividend or the immediately preceding taxable year, dividends paid by Global Ship Lease would not constitute “qualified dividend income” and, hence, would not be eligible for the reduced rate of U.S. federal income tax.

Possible treatment as a controlled foreign corporation

If more than 50% of the voting power or value of Global Ship Lease’s shares is owned by U.S. persons (within the meaning of the Code) who each own (directly or through application of certain rules of attribution) 10% or more of the voting power of the shares, or U.S 10% Holders, Global Ship Lease will be a controlled foreign corporation, or a CFC. If Global Ship Lease is so treated, there will be additional tax consequences to U.S. 10% Holders. In particular, in each year Global Ship Lease is a CFC, such U.S. 10% Holders who directly or indirectly own Global Ship Lease shares on the last day of the year will be required to include in ordinary income their pro rata share of Global Ship Lease’s “Subpart F income,” even if no distributions are made, for each such year. Such inclusions will not be eligible for the 15% maximum rate of tax on qualified dividends received by non-corporate taxpayers. In general, Subpart F income will include dividends, interest, royalties and other passive income of Global Ship Lease, but will not include active business income. Global Ship Lease believes, and intends to take the position, that the charters Global Ship Lease has entered into should not generate passive income, and thus the income generated by Global Ship Lease’s charters should not be treated as Subpart F income to its U.S. 10% Holders, although no assurance can be provided that the IRS will not successfully challenge such position.

Additionally, if Global Ship Lease is treated as a CFC, gain realized by a U.S. 10% Holder on the sale or other disposition of Class A common shares may be treated as dividend income to the extent of certain accumulated earnings and profits of Global Ship Lease. Moreover, for taxable years of a U.S. 10% Holder in which Global Ship Lease is a CFC, and taxable years of Global Ship Lease that end with or within such taxable years of such U.S. 10% Holders, Global Ship Lease generally will not be treated as a PFIC with respect to Class A common shares held by such U.S. 10% Holder (but may be treated as a PFIC with respect to other U.S. holders). However, it appears that a U.S. 10% Holder of a CFC who disposes of common shares received upon exercise of warrants may be subject to tax treatment under the PFIC regime with respect to such common shares. Each U.S. holder is advised to consult such U.S. holder’s own tax advisor concerning the PFIC and CFC rules with respect to ownership and disposition of Class A common shares received upon the exercise of warrants.

Under the attribution rules provided in the Code, the holder of an option to acquire common shares (including, for this purpose, a warrant) is deemed to own such common shares for purposes of determining whether such holder is a U.S. 10% Holder and for purposes of determining whether Global Ship Lease is a CFC. In applying similar option attribution rules for certain other purposes, the IRS has taken the position (with which some courts have disagreed) that a holder of warrants is treated as owning the common shares subject to such warrants, but that warrants owned by other holders would not be viewed as increasing the total number of outstanding common shares. It is not clear whether, or how, the IRS would seek to apply a similar theory to determine whether a particular shareholder is a U.S. 10% Holder or whether Global Ship Lease is a CFC, nor is it clear whether such a theory would be upheld. If a similar theory were to apply for this purpose, it could substantially increase the likelihood that Global Ship Lease would be a CFC or that a particular U.S. holder would be a U.S. 10% Holder.

Global Ship Lease cannot predict at this time whether it will be a CFC, and satisfaction of the CFC definitional test is outside of Global Ship Lease’s control. U.S. holders may want to consult their own tax advisors concerning the application of the controlled foreign corporation rules to them in light of their particular circumstances.

Non-U.S. holders

For purposes of this discussion, a non-U.S. holder is a beneficial owner of Global Ship Lease Class A common shares that is neither a U.S. holder nor a partnership (or any other entity taxed as a partnership for U.S. federal income tax purposes).

A non-U.S. holder will generally not be subject to U.S. federal income tax on dividends paid in respect of the Class A common shares or on gains recognized in connection with the sale or other disposition of the Class A common shares, provided, in each case, that the non-U.S. holder makes certain tax representations regarding the identity of the beneficial owner of the Class A common shares, and that such dividends or gains are not effectively connected with the non-U.S. holder’s conduct of a United States trade or business.

Dividends or gains that are effectively connected with a non-U.S. holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder, and may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If Global Ship Lease is treated as a U.S. corporation pursuant to Section 7874 of the Code, non-U.S. holders generally will be subject to withholding tax at a rate of 30% on all dividends paid by Global Ship Lease, unless a reduced rate of tax is available under a tax treaty.

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid on Class A common shares, and on the proceeds from the sale, exchange or disposition of Class A common shares. In addition, a holder may be subject to back-up withholding (currently at 28%) on dividends paid on Class A common shares, and on the proceeds from the sale, exchange or other disposition of Class A common shares, unless the holder provides certain identifying information, such as a duly executed IRS Form W-9 or W-8BEN, or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at the offices of our subsidiary Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Global Ship Lease is exposed to the impact of interest rate changes primarily through its floating-rate borrowings under Global Ship Lease’s credit facility and its $48 million preferred shares. Significant increases in interest rates could adversely affect Global Ship Lease’s results of operations and its ability to service its own debt. The Predecessor Group did not enter into interest rate swap agreements to reduce its exposure to cash flow risks from changing interest rates.

In connection with Global Ship Lease’s credit facility and as part of overall risk management, it has entered into interest rate swap agreements to reduce its exposure to market risks of variable interest rates. The swaps are not accounted for as hedging instruments as for accounting purposes they are not expected to be effective in mitigating the risks of changes in interest rates over the term of the debt and they do not meet all U.S. GAAP requirements. As a result, changes in the fair value of the interest rates swaps (mark to market adjustment) are included in earnings each period.

Counterparties to these financial instruments expose Global Ship Lease to credit-related losses in the event of non-performance; however, counterparties to these agreements are major financial institutions, and Global Ship Lease considers the risk of loss due to non-performance to be minimal. Global Ship Lease will not require collateral from these institutions. Global Ship Lease will not enter into interest rate swaps for trading purposes.

Sensitivity Analysis

Global Ship Lease’s analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on Global Ship Lease’s financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect Global Ship Lease’s business as a result of changes in interest rates.

Without applying the effect of any interest rate swap arrangements that Global Ship Lease has entered into in connection with Global Ship Lease’s credit facility, and based on borrowings under the credit facility together with the preferred shares and ignoring cash on deposit as of December 31, 2008, a hypothetical 1% increase in LIBOR would have the impact of reducing Global Ship Lease’s net income, before income taxes, by approximately $5.9 million.

The interest rate swaps agreements that Global Ship Lease entered into in connection with the credit facility is intended to minimize the risks associated with Global Ship Lease’s variable rate debt under its credit facility. Global Ship Lease expects that these interest rate swaps will significantly reduce the additional cash interest expense that could be caused by upward changes in variable market interest rates.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the United States dollar. All of Global Ship Lease’s revenues and the majority of Global Ship Lease’s operating costs are in United States dollars. In the future, Global Ship Lease does not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, Global Ship Lease does not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions nor to use financial instruments for trading or other speculative purposes.

Inflation

With the exception of rising costs associated with the employment of international crews for Global Ship Lease’s vessels and the impact of the price of lube oil costs, Global Ship Lease does not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses. For the duration of the Ship Management Agreements, daily operating costs, including the costs of crews and lube oils, are capped as discussed elsewhere in this Annual Report.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

This annual report does not contain a report by management on internal control over financial reporting or an attestation report of our registered public accounting firm. Under normal circumstances, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), we would be required to furnish a report by management on internal control over financial reporting, which must contain, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of that year, including a statement as to whether or not our internal control over financial reporting is effective. However, in Question No. 3 of the Frequently Asked Questions document updated by the staff of the SEC (the “Staff”) in September 2007, the Staff noted that in certain situations, companies are permitted to exclude acquired businesses from the scope of management’s assessment in the first annual report following a material business combination. The Staff stated that if a registrant consummates a material purchase business combination during its fiscal year, it might not always be possible to conduct an assessment of an acquired business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment. In addition, business combinations of special purpose acquisition companies present situations where excluding the acquired operating company from management’s assessment may not result in a meaningful assessment of internal controls effectiveness, given that the internal controls and processes of the acquired operating company are the only ones remaining after the transaction.

On August 14, 2008, Global Ship Lease completed a merger with Marathon Acquisition Corp. Marathon Acquisition Corp., the accounting acquirer in the Merger, was previously a blank check company formed in Delaware on April 27, 2006 for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or similar business combination, one or more operating businesses. Marathon was a company listed on The American Stock Exchange with limited operations and no assets other than cash. Following the Merger, Global Ship Lease listed on the New York Stock Exchange and Marathon ceased to exist.

Our combined financial statements presented elsewhere in this annual report include two distinct reporting periods: (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding and succeeding the Merger, respectively. Our Predecessor was not required to file any periodic or other reports with the SEC and was not subject to the reporting requirements of Section 15(d) of the Exchange Act until August 15, 2008.

Following the Merger, the internal controls and processes operating during the Successor period consisted solely of those of Global Ship Lease, the acquired operating company. The exclusion of the acquired company’s controls and processes from management’s report would result in the exclusion of virtually all controls. Considering the substantial changes in our internal controls and processes and the fact that the Successor’s control environment operated for less than five months during fiscal year 2008, a meaningful assessment of internal controls effectiveness was not feasible and management concluded that Global Ship Lease should omit such an assessment from the first annual report following the Merger.

Management acknowledges its responsibility for establishing and maintaining adequate internal controls over financial reporting. In order to comply with Section 404 of Sarbanes Oxley, management has begun the necessary system and process documentation and evaluation and will include its report on internal control over financial reporting in its future annual reports beginning with its annual report for the fiscal year ending December 31, 2009.

Changes in Internal Control over Financial Reporting

In accordance with Rule 13a-15(d), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Since August 2008, Global Ship Lease has begun documenting its risk assessment, identifying significant accounts and processes and evaluating the design effectiveness of its new internal control environment. In addition, a significant portion of Global Ship Lease’s day-to-day business, consisting of the crewing and technical management of our vessels, is outsourced to a third party ship management company that is privately owned and not otherwise subject to the Sarbanes-Oxley requirements. Management has also begun an analytical review and examination of the information provided by this ship manager to ensure that it is accurate and complete and that Global Ship Lease’s financial statements incorporating such information are correct. Global Ship Lease plans to complete an appropriate, efficient and meaningful assessment of the relevant internal control over financial reporting at the ship manager for its next annual report.

Item 16A.	Audit Committee Financial Expert

The Board has determined that director and member of the Audit Committee, Jeffrey D. Pribor, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics for all employees and directors. This document is available in the Corporate Governance section of our website (www.globalshiplease.com). We also intend to disclose any waivers to or amendments of our Code of Business Conduct and Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Code of Ethics free of charge upon written request of a shareholder.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2008 and 2007 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

In 2007 and 2008, the fees rendered by the auditors were as follows:

	2007 (Predecessor)	2008 (Predecessor for the period from January 1, 2008 to August 14, 2008)	2008 (Successor for the period from August 15, 2008 to December 31, 2008)
Audit Fees	$878,043	$403,250	$342,118
Audit-Related Fees	—	7,250	—
Tax Fees	—	32,389	32,389
All Other Fees	—	—	—
	$878,043	$442,889	$374,507

Audit Fees

Audit fees represent professional services rendered for the audit of our combined annual financial statements, the quarterly reviews and services provided by our principal accountant in connection with statutory and regulatory filings or engagements. Included in Audit Fees are professional services rendered in connection with the review of our regulatory filings for the project of initial public offering of our Predecessor in 2007 for $503,000 and the review of our regulatory filings for our merger in the first half of 2008 for $300,000.

Audit-Related Fees

Audit-Related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our combined financial statements which have not been reported under Audit Fees above.

Tax Fees

Tax fees for 2008 and 2007 are primarily for tax consultation services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant after the Merger which took place in August 2008.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements; and

•	in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the full board of directors approves such adoption.

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee that consists of four directors, all of whom satisfy NYSE standards for independence.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

2.1	Specimen Unit certificate (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.2	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.3	Specimen Warrant certificate (incorporated by reference to Exhibit 4.3 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.4	Warrant Agreement entered into by The Bank of New York and Marathon Acquisition Corp. (incorporated by reference to Exhibit 4.4 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.5	First Supplemental Warrant Agreement, dated March 18, 2008, between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.2 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

2.6	Second Supplemental Warrant Agreement, dated March 24, 2008, between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.3 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

2.7	Third Supplemental Warrant Agreement between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on August 7, 2008).

4.1	Agreement and Plan of Merger by and among Marathon Acquisition Corp., GSL Holdings, Inc., Global Ship Lease, Inc. and CMA CGM S.A., dated as of March 21, 2008 (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.2	Amendment, dated as of June 2, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc. (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.3	Second Amendment, dated as of July 3, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., as amended (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

4.4	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.5	Founder Warrant Purchase Agreement, dated as of May 11, 2006, between Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

4.6	First Supplemental Founder Warrant Purchase Agreement, dated March 18, 2008, between the Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 4.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.7	Founder Unit Purchase Agreement, dated as of May 11, 2006 among Marathon Acquisition Corp. and Marathon Founders, LLC and certain directors of Marathon (incorporated by reference to Exhibit 10.5 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

4.8	Form Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.9	Form of Transitional Services Agreement between Global Ship Lease Services Limited and CMA CGM S.A. (incorporated by reference to Exhibit A-5 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.10	Amended and Restated Asset Purchase Agreement, dated as of December 5, 2007, among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit 10.7 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.11	Form of Second Amended and Restated Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit A-2 to Exhibit 2.1 of Marathon Acquisition Corp’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.12	Credit Facility, dated as of December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 13, 2007).

4.13	Addendum No. 1 to Credit Facility, dated December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.14	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.15	Form of Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.16	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.17	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.18	Form of Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.19	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 1015 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.20	Form of Global Expense Agreement between CMA Ships and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.21	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.22	Form of Stockholders Agreement among GSL Holdings, Inc., CMA CGM S.A. and Marathon Founders, LLC (incorporated by reference to Exhibit B to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.23	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.24	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.25	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.26	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.27	Memorandum of Agreement for Hull 789 (incorporated by reference to Exhibit 10.26 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.28	Memorandum of Agreement for Hull 790 (incorporated by reference to Exhibit 10.27 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

11.1*	Code of Ethics

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2008.

*	Filed herewith.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this Annual Report.

Annual Survey. The inspection of a ship pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Backhaul. The weaker leg of a round trip voyage with less volume than the stronger headhaul leg or the return movement of a container—often empty—from a destination of unloading to a point of reloading of cargo.

Ballast. Weight in solid or liquid form, such as sea water, taken on a ship to increase draught, to change trim, or to improve stability or a voyage in which a ship is not laden with cargo.

Bareboat Charter. A charter of a ship under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Capacity. The nominal carrying capacity of the ship.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship.

Charter owners. A company that owns containerships and charters out its ships to container shipping companies rather than operating the ships for liner services; also known as shipowner.

Charter rate. The rate charged by charter owners normally as a daily rate for the use of their containerships by container shipping companies. Charter rates can be on a time charter or bareboat charter basis.

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class.”

Container shipping company. A shipping company operating liners services using its own or chartered ships with fixed port of call schedules. Also known as a liner company or a container operator.

Drydocking. Placing the ship in a drydock in order to check and repair areas and parts below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every three to five years, one of which must be a Special survey.

Freight rate. The amount charged by container shipping companies for transporting cargo, normally as a rate per 20-foot or 40-foot container.

Geared Containerships. Self-sustained containerships, which are able to load and discharge containers with their own onboard cranes and derricks.

Gross tonnage. A unit of measurement of the entire internal cubic capacity of the ship expressed in tons of 100 cubic feet to the ton.

Headhaul. The stronger leg of a round trip voyage with greater volume than the weaker backhaul or the outgoing goods to be delivered from a point of origin.

Hull. The main body of the ship without engines, buildings and cranes.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey. The inspection of a ship by a classification society surveyor that takes place 24 to 36 months after each special survey.

Newbuilding. A ship on order, construction or just delivered.

Off-hire. The period in which a ship is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Protection and indemnity insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping. The sale of a ship for conversion into scrap metal.

Ship management. The provision of shore-based ship management services related to crewing, technical and safety management and the compliance with all government, flag state, class certification and international rules and regulations.

Ship operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, ship management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Sister ships. Ships of the same class and specifications typically built at the same shipyard.

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market. The market for immediate chartering of a ship, usually for single voyages.

TEU. A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage expenses. Expenses incurred due to a ship’s voyage from a loading port to a discharging port, such as bunkers cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Global Ship Lease, Inc.

In our opinion, the accompanying consolidated balance sheet of Global Ship Lease, Inc., and the related combined statements of income, statements of cash flows, and statements of stockholder’s equity present fairly, in all material respects, the combined financial position of Global Ship Lease, Inc. at December 31, 2008, and the results of their operations and their cash flows for the 140 day period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a Going Concern. As discussed in Note 2.a to the combined financial statements, the Company is in discussion with its lenders to amend its facility agreement in respect to loan to value test that raises substantial doubt about its ability to continue as a Going Concern. Management’s plans in regard to these matters are also described in Note 2.a. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

June 19, 2009

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Global Ship Lease, Inc.

In our opinion, the combined balance sheets to the Predecessor of Global Ship Lease, Inc., and the related combined statements of income, statements of cash flows, and statements of stockholder’s equity present fairly, in all material respects, the combined financial position to the Predecessor of Global Ship Lease, Inc. at December 31, 2007, and the results of their operations and their cash flows for each of the two years ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

June 19, 2009

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France

Global Ship Lease, Inc.

Combined Balance Sheets

The combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007 and 2006, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2008	December 31, 2007
		Successor	Predecessor
Assets

Cash and cash equivalents		$26,363	$1,891
Restricted cash	16	3,026	188,000
Accounts receivable		638	185
Inventories		—	1,613
Prepaid expenses		734	231
Other receivables	13	1,713	194
Deferred financing costs	9	526	752

Total current assets		33,000	192,866

Vessels in operation	5	906,896	475,299
Vessel deposits	6	15,720	—
Other fixed assets		21	33
Intangible assets – purchase agreement	7	7,840	—
Derivative instruments	8	—	1,297
Deferred financing costs	9	3,131	5,130

Total non-current assets		933,608	481,759

Total Assets		$966,608	$674,625

Liabilities and Stockholders’ Equity

Liabilities

Current installments of long term debt	11	$—	$401,100
Intangible liability – charter agreements	10	1,608	—
Accounts payable		36	502
Accrued expenses	13	6,436	7,487
Derivative instruments	8	10,940	—

Total current liabilities		19,020	409,089

Long term debt	11	542,100	—
Shareholders’ loan	13	—	176,875
Preferred shares	16	48,000	—
Intangible liability - charter agreements	10	26,348	—
Derivative instruments	8	36,101	1,186

Total long-term liabilities		652,549	178,061

Total Liabilities		$671,569	$587,150

Commitments and contingencies	14	—	—

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Balance Sheets (continued)

The combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007 and 2006, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2008	December 31, 2007
		Successor	Predecessor

Stockholders’ Equity

Common stock - authorized 100 shares $.01 par value; 100 shares issued and outstanding		—	—
Class A Common stock - authorized 214,000,000 shares with a $.01 par value; 33,968,361 shares issued and outstanding	16	339	—
Class B Common stock - authorized 20,000,000 shares with a $.01 par value; 7,405,956 shares issued and outstanding	16	74	—
Class C Common stock - authorized 15,000,000 shares with a $.01 par value; 12,375,000 shares issued and outstanding, convertible to class A common shares	16	124	—

Retained earnings (deficit)		(9,338)	(96,925)
Net income(loss) for the period		(43,970)	16,776
Due to CMA CGM		—	162,885
Accumulated other comprehensive income		—	4,739
Additional paid in capital		347,810	—

Total Stockholders’ Equity		295,039	87,475

Total Liabilities and Stockholders’ Equity		$966,608	$674,625

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Income

The combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007 and 2006, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars except share data)

	Note	August 15 to December 31, 2008	January 1 to August 14, 2008	Year ended December 31,
				2007	2006
		Successor	Predecessor	Predecessor	Predecessor
Operating Revenues
Voyage revenue		$—	$2,072	$332,186	$299,599
Time charter revenue		39,095	55,883	2,909	—

		39,095	57,955	335,095	299,599

Operating Expenses
Voyage expenses		—	1,944	249,457	213,143
Vessel operating expenses		11,904	18,074	23,959	22,628
Depreciation	5	8,731	12,163	16,119	16,664
General and administrative		3,712	3,814	17,751	11,331
Other operating (income) expense	12	(106)	93	(2,341)	(11,908)

Total operating expenses		24,241	36,088	304,945	251,858

Operating Income		14,854	21,867	30,150	47,741

Non Operating Income (Expense)
Interest income		413	424	207	—
Interest expense		(3,842)	(17,600)	(13,561)	(15,064)
Realized and unrealized (loss) gain on interest rate derivatives	17	(55,293)	2,749	—	—

Income (Loss) before Income Taxes		(43,868)	7,440	16,796	32,677

Income taxes		(102)	(23)	(20)	—

Net Income (Loss)		$(43,970)	$7,417	$16,776	$32,677

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Income (continued)

The combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007 and 2006, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars except share data)

	Note	August 15 to December 31, 2008	January 1 to August 14, 2008	Year ended December 31,
				2007	2006
		Successor	Predecessor	Predecessor	Predecessor
Weighted average number of common shares outstanding basic and diluted		n.a.	100	100	100

Net income (loss) per share in $ per share basic and diluted		n.a.	$74,170	$167,760	$327,000

Weighted average number of Class A common shares outstanding
Basic and diluted	20	33,800,307	n.a..	n.a..	n.a.
Net income (loss) in $ per share amount
Basic and diluted	20	$(1.30)	n.a.	n.a..	n.a..

Weighted average number of Class B common shares outstanding
Basic and diluted	20	7,405,956	n.a.	n.a.	n.a.
Net income (loss) in $ per share amount
Basic and diluted	20	$ nil	n.a.	n.a.	n.a.

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Cash Flows

The combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007 and 2006, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	August 15 to December 31, 2008	January 1 to August 14, 2008	Year ended December 31,
				2007	2006
		Successor	Predecessor	Predecessor	Predecessor
Cash Flows from Operating Activities
Net income (loss)		$(43,970)	$7,417	$16,776	$32,677

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Unrealized foreign exchange		(80)	—	—	—
Depreciation	5	8,731	12,163	16,119	16,664
Amortization of deferred financing costs		199	491	2,194	463
Change in fair value of certain financial derivative instruments	17	54,851	(3,081)	9,132	(10,021)
Intangible liability amortization		(67)	—	—	—
Settlements of hedges which do not qualify for hedge accounting	17	632	141	58	(6,906)
Share-based compensation	18	1,167	—	—	—
Decrease (increase) in other receivables and prepaid expenses		337	(980)	26,574	(19,165)
Decrease (increase ) in inventories		—	1,613	2,390	(1,232)
(Decrease) increase in accounts payable and other liabilities		(7,849)	4,422	(11,918)	11,380
Periodic costs relating to drydocks		—	(1,460)	(4,738)	(1,016)

Net Cash Provided by Operating Activities		13,951	20,726	56,587	22,844

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	17	(632)	(4,871)	(58)	6.906
Acquisition of Global Ship Lease, Inc. net of cash acquired	3	(6,547)	—	—	—
Release of trust account	3	317,446	—	—	—
Purchase of other fixed assets		—		(36)	—
Cash paid for purchases of vessels and vessel prepayments		(272,927)	—	(183,713)	(113,203)

Net Cash Provided (Used) in Investing Activities		37,340	(4,871)	(183,807)	(106,297)

Cash Flows from Financing Activities
Proceeds from debt		256,000	—	401,100	57,874
Variation in restricted cash		(3,026)	188,000	(188,000)	—
Issuance costs of debt		(3,856)	(276)	(5,892)	(707)
Proceeds from shareholder loans		—	—	176,875	—
Proceeds from warrant exercise		3,026	—	—	—
Buyback of shares	3	(147,053)	—	—	—
(Decrease)/increase in amount due to CMA CGM		—	(188,713)	(11,881)	110,005
Deemed distribution to CMA CGM		—	(505)	(96,925)	—
Dividend payments	16	(15,624)
Repayments of long term debt	3	(115,000)	—	(146,166)	(19,095)
Repayments of capital lease obligations		—	—	—	(64,624)

Net Cash Provided (Used) by Financing Activities		(25,533)	(1,494)	129,111	83,453

Net Increase in Cash and Cash Equivalents		25,758	14,361	1,891	—

Cash and Cash Equivalents at start of Period		605	1,891	—	—

Cash and Cash Equivalents at end of Period		$26,363	16,252	1,891	—

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Cash Flows (continued)

The combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007 and 2006, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	August 15 to December 31, 2008	January 1 to August 14, 2008	Year ended December 31
	Note			2007	2006
		Successor	Predecessor	Predecessor	Predecessor

Supplemental Information

Non cash investing and financing activities

Issuance of shares and preferred shares for the acquisition of 100% shares of Global Ship Lease, Inc.		$216,730	$—	$—	$—

Dividend declared and not yet paid		$—	$—	$—	$—

Total interest paid during period		$4,639	$10,782	$10,102	$12,958

Total tonnage tax and income tax paid		$—	$—	$310	$200

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Stockholders’ Equity

The combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007 and 2006, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional paid in Capital	Stockholders’ Equity
Balance at December 31, 2005 (Predecessor)	—	$—	$—	$9,005	$(3,660)	$13,100	$—	$18,445
Incorporation of Global Ship Lease, Inc.	100	—	—	—	—	—	—	—
Change in amount due from CMA CGM	—	—	—	—	110,005	—	—	110,005
Allocation of prior year net income	—	—	—	(9,005)	9,005	—	—	—

Net income for the period	—	—	—	32,677	—	—	—	32,677

Effect of derivative instruments	—	—	—	—	—	(3,554)	—	(3,554)
Effect of currency translation adjustment	—	—	—	—	—	12,423	—	12,423

Balance at December 31, 2006 (Predecessor)	—	—	—	32,677	115,350	21,969	—	169,996
Incorporation of Global Ship Lease, Inc.	100	—	—	—	—	—	—	—
Change in amount due from CMA CGM	—	—	—	—	(11,881)	—	—	(11,881)
Allocation of prior year net income	—	—	—	(32,677)	32,677	—	—	—

Net income for the period	—	—	—	16,776	—	—	—	16,776

Effect of derivative instruments	—	—	—	—	—	(211)	—	(211)
Effect of currency translation adjustment	—	—	—	—	—	9,509	—	9,509
Other effect of the transfer of the initial ten vessels in 2007	—	—	—	—	26,739	(26,528)	—	211

Deemed distribution to CMA CGM	—	—	(96,925)	—	—	—	—	(96,925)

Balance at December 31, 2007 (Predecessor)	100	—	(96,925)	16,776	162,885	4,739	—	87,475

Change in amount due from CMA CGM	—	—	—	—	(188,716)	—	—	(188,716)

Allocation of prior year net income	—	—	(4,967)	(16,776)	21,743	—	—	—
Other effect of the transfer of the two vessels in 2008	—	—	—	651	4,088	(4,739)	—	—

Deemed distribution to CMA CGM	—	—	(505)	—	—	—	—	(505)

Net income for the period	—	—	—	7,417	—	—	—	7,417

Allocation of net income			8,068	(8,068)	—	—	—	—

Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—	—	—	—	(94,329)

Global Ship Lease, Inc.

Combined Statements of Stockholders’ Equity (continued)

The combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007 and 2006, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional paid in Capital	Stockholders’ Equity
Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—	—	—	—	(94,329)

Elimination of historical stockholders’ equity	(100)	—	94,329	—	—	—	—	94,329
Recognition of GSL Holdings stockholders’ equity pre-merger	26,685,209	266	6,286	—	—	—	175,375	181,927

Issuance of shares and warrants in connection with the merger (note 3)
Class A	6,778,650	68	—	—	—	—	51,672	51,740
Class B	7,405,956	74	—	—	—	—	26,043	26,117
Class C	12,375,000	124	—	—	—	—	89,348	89,472
Warrants	—	—	—	—	—	—	1,184	1,184
Warrants exercised into Class A shares (note 16)	504,502	5	—	—	—	—	3,021	3,026
Restricted Stock Units (note 18)	—	—	—	—	—	—	1,167	1,167
Net (loss) for the period	—	—	—	(43,970)	—	—	—	(43,970)
Dividends declared (note 16)	—	—	(15,624)	—	—	—	—	(15,624)

Balance at December 31, 2008 (Successor)	53,749,317	$537	$(9,338)	$(43,970)	$—	$—	$347,810	$295,039

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Notes to the Combined Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange, pursuant to an agreement and plan of merger dated March 21, 2008 as amended, which we refer to as the merger agreement. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

Under the merger agreement, Marathon, a U.S. corporation, first merged with its 100% owned Marshall Islands subsidiary, GSL Holdings, Inc. (“Holdings”), with Holdings continuing as the surviving company. Global Ship Lease, Inc., at that time a subsidiary of CMA CGM, then merged with Holdings, with Holdings again being the surviving company. Holdings was renamed Global Ship Lease, Inc. and became listed on the New York Stock Exchange on August 15, 2008.

In accordance with SFAS No. 141, “Business Combinations” (“FAS 141”), Marathon (through its subsidiary Holdings) has been treated as the accounting acquirer and Global Ship Lease, Inc. was treated as the acquiree. Under the purchase method of accounting, the identifiable assets and assumed liabilities of Global Ship Lease, Inc. were recorded at their estimated fair values as of the acquisition date. The excess of the fair value of the net acquired assets over the purchase price has been recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets. Because the activities of Marathon were insignificant prior to the acquisition, Global Ship Lease, Inc. (the acquiree), was determined to be the Predecessor for the purpose of reporting historical financial information.

The financial statements are for the periods August 15, 2008 to December 31, 2008 (period titled “Successor” reflecting results of the combined operations following the merger), January 1, 2008 to August 14, 2008 (period labeled “Predecessor”, reflecting the results of operations as historically reported of Global Ship Lease, Inc. prior to the merger), and the years ended December 31, 2007 and 2006 (also labeled “Predecessor”). Under Predecessor accounting rules, the financial statements include the results of the vessels when they were owned and operated by CMA CGM (rather than Global Ship Lease, Inc.) in its business of carrying containerized cargo prior to their sale to the Company, referred to hereafter as the period of ownership by CMA CGM.

As the merger was consummated on August 14, 2008, the balance sheet as of December 31, 2008 (labeled “Successor”) reflects the acquisition under the purchase method of accounting of all the identified assets and assumed liabilities of Global Ship Lease, Inc. The balance sheet as of December 31, 2007 (labeled “Predecessor”) reflects the historical balance sheet of Global Ship Lease, Inc. as previously reported.

The term “Company” refers to both Successor and Predecessor periods.

2.	Basis of Preparation and Nature of Operations

(a)	Basis of Preparation

In accordance with the terms of the waiver the Company agreed on April 29, 2009 with the lenders under its $800 million credit facility agreement (see Note 21), there will be no loan to value test performed during the period April 30, 2009 to June 30, 2009. Loan to value tests would otherwise have been required as at April 30, 2009. The Company is in active discussions with its lenders to amend the facility agreement in respect to loan to value in the light of recent significant falls in charter free market values of containerships. If the Company does not successfully amend the facility agreement by June 30, 2009 or agree a further waiver of the need to perform loan to value tests, and its loan to value ratio is above 100%, the lenders may declare an event of default and accelerate some or all of the debt or require the Company to provide additional security which would raise substantial doubt about our ability to continue as a going concern. Management expects that agreement will be reached and that, in any event, the lenders will not call the debt due to the Company’s stable business model, which is unchanged since the credit facility was agreed and the Company commenced operations and which generates largely predictable cash flows supported by long-term charter and other contracts. Further, the Company was compliant with all of its financial covenants at December 31, 2008 and at the date of issuance of these financial statements. As a result of management’s plan to address the situation, the relevant debt is classified as non-current in the combined balance sheet. The combined financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

(b)	Nature of Operation

The Company has a business of owning and chartering out containerships under long term time charters. It contracted under an asset purchase agreement dated December 5, 2007, subject to certain conditions, to acquire 17 containerships from CMA CGM. Of these, 10 were purchased by the Company during December 2007, two in January 2008 and four in December 2008. The remaining vessel is scheduled to be purchased in July 2009. All vessels are, or will be, time chartered to CMA CGM for remaining terms ranging from four to seventeen years. The Company has also entered into an agreement with German interests to acquire in the fourth quarter of 2010 two newbuildings for approximately $77 million per vessel. These vessels will be chartered to ZIM Integrated Shipping Services Limited (“ZISS”) for a period of seven years that could be extended to eight years at ZISS’s option.

During the period covered by these combined financial statements, the Company operated under two business models. During the period up to the delivery of the 10 vessels in December 2007 and two ships in January 2008 (i.e. all of the year ended December 31, 2006, virtually all of the year ended December 31, 2007 and, for two ships of the fleet, for a few days of January 2008 included in the year ended December 31, 2008) operations involved earning freight revenues from containerized transportation of goods for shippers whilst the vessels were owned by CMA CGM. Following the purchase by the Company of 10 vessels in December 2007 and the further two vessels in January 2008, the activities changed and consisted solely of ownership and provision of vessels to container shipping companies under time charters.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

Fleet

The following table provides information about the 16 vessels in the fleet chartered to CMA CGM and reflected in these combined financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL (2)	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	4	$28,500
Ville d’Aquarius	4,113	1996	December 2007	4	$28,500
CMA CGM Matisse	2,262	1999	December 2007	8	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	8	$18,465
Delmas Keta	2,207	2003	December 2007	9	$18,465
Julie Delmas	2,207	2002	December 2007	9	$18,465
Kumasi	2,207	2002	December 2007	9	$18,465
Marie Delmas	2,207	2002	December 2007	9	$18,465
CMA CGM La Tour	2,272	2001	December 2007	8	$18,465
CMA CGM Manet	2,272	2001	December 2007	8	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	12	$33,750
CMA CGM Château d’lf	5,100	2007	January 2008	12	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	17	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	14	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	14	$25,350
CMA CGM America	4,045	2006	December 2008	14	$25,350

(1)	Twenty-foot Equivalent Units.
(2)	The shows purchase dates of vessels related to the Company’s time charter business, which occurred during both the predecessor and successor period

The following table provides information about the contracted fleet not reflected in these combined financial statements, other than deposits paid on Hull 789 and Hull 790:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate ($)
CMA CGM Berlioz (2)	6,627	2001	July 2009	CMA CGM	12	$34,000
Hull 789 (3)	4,250	2010	October 2010	ZISS	7-8 (4)	$28,000
Hull 790 (3)	4,250	2010	December 2010	ZISS	7-8 (4)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from CMA CGM (note 13)
(3)	Contracted to be purchased from German interests (note 13)
(4)	Seven years charter that could be extended to eight years at Charterers’ option

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting for the Merger

On August 14, 2008, pursuant to the terms of the merger agreement, Holdings acquired all of Global Ship Lease, Inc.’s outstanding capital stock for $235,300 excluding transaction expenses, funded by the issue to CMA CGM of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, warrants to acquire 3,131,900 Class A common shares with an exercise price of $9.25 and 1,000 Series A preferred shares with a total nominal value of $48,000 and $18,570 in cash. The rights of the different classes of shares are set out in note 16.

The Company accounted for the business combination under the purchase method as prescribed by FAS 141. Under the purchase method, the identifiable assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. Any excess of the fair value of the net acquired assets over the purchase price was recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets.

The following table shows the calculation of allocable purchase price:

	Number of Instruments	Fair Value	Fair Value Per Instrument

Cash payment (1)	n.a.	$18,570	n.a.
Class A common shares	6,778,650	51,992	7.67
Class B common shares	3,934,050	26,083	6.63
Class C common shares	12,375,000	89,471	7.23
Warrants to acquire Class A common shares	3,131,900	1,184	0.38
Mandatory redeemable preferred shares	1,000	48,000	n.a.

		235,300
Transaction related expenses		14,556	n.a.

Total allocable purchase price		$249,856

(1)	An amount of $8,056 cash was paid in the successor period

Equity instruments issued in connection with the merger were assessed at their respective fair value reflecting specific features of each instrument at the date of the announcement of the definitive terms of the merger on July 24, 2008.

The Class A common shares have been valued at the $7.67 per share average closing price of the common stock (using the average closing price of the five business days on and surrounding the date of the announcement of definitive terms of the Merger i.e. July 24, 2008). The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to those paid with respect to the fourth quarter of 2008 and their dividend rights will be subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The rights of holders of Class C common shares were identical to those of holders of Class A common shares, except that holders of Class C common shares were not entitled to receive any dividends. The Class C common shares converted into Class A common shares on a one-for-one basis on January 1, 2009. Management estimated the per share value of the Class C common shares at the merger by discounting the share price of $7.67 by the present value of the first two $0.23 dividends foregone in 2008. Management calculated the discount rate of 10.75% by using the average of (a) a 12.6% cost of equity using the dividend growth model (assumes a comparable dividend of 8.6% and long-term dividend growth of 4.0%) and (b) an 8.9% cost of equity using the beta method (4.38% U.S. Risk Free Rate (30-year U.S. Treasury) plus a 5.0% adjusted equity market risk premium). Using this rate, the discount for the present value of the waived dividends is $0.44. This results in an implied share price of $7.23. Management estimated the per share value of the Class B common shares using the same method for the forgone dividends as used for Class C common shares. Management also applied an additional discount for subordinated dividend risk and impaired liquidity. Management estimated this additional discount of 7.8% (or $0.60 per share) by examining trading performance of subordinated share class for precedent transactions. This results in an implied share price of $6.63.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting for the Merger (continued)

Warrants issued to CMA CGM as part of the purchase price were valued using the Black-Scholes option pricing model, with an average share price of $7.67 (as described above), expected volatility at 30.0%, a risk free rate of 3.87%, an expected dividend yield of 11.99% over the duration of the instrument, and an expected duration of five years.

The following table shows the fair value of identifiable assets acquired and liabilities assumed at the merger date:

	Fair Value of Net Assets acquired	Adjustments for Negative Goodwill	Purchase Price Allocation

Cash and cash equivalents	$16,252	$—	$16,252
Prepaid expenses and other receivables	2,894	—	2,894
Derivative instruments	7,811	—	7,811
Vessels in operation	635,000	(110,921)	524,079
Vessel deposit	99,000	—	99,000
Other fixed assets	26	(5)	21
Intangible assets – purchase agreement	51,750	(9,043)	42,707
Long-term debt	(401,100)	—	(401,100)
Accounts payable	(1,181)	—	(1,181)
Accrued expenses and other liabilities	(12,604)	—	(12,604)
Intangible liabilities – charter agreements	(28,023)	—	(28,023)
Negative goodwill to be allocated	(119,969)	119,969	—

Total allocable purchase price	$249,856	$—	$249,856

The fair value of the identifiable acquired assets and liabilities has been reduced by $119,969 which equals the estimated excess of the fair value of the net acquired assets over the purchase price. Three asset classes were reduced pro rate: (i) identified intangible assets of $51,750 to $42,707, (ii) other fixed assets from $26 to $21 and (iii) vessels in operation from $635,000 to $524,079.

Derivative instruments were solely comprised of interest rate financial instruments that were recognized at their mark-to-market value. Vessels in operation were written up to their estimated fair market value at the merger date. The intangible asset recognized in connection with the CMA CGM contracted fleet purchase agreement was valued by comparing the acquisition prices as per the agreement and the vessels estimated fair market values at the merger date. The intangible liability recognized in connection with charter agreements was valued using the market approach where the Company’s actual charter agreements were compared to market rates at the merger date and discounted at a 8.0% interest rate.

In connection with the merger, $317,446 previously held in trust by Marathon was released. These funds were used to repay $115,000 of the assumed credit facility, to purchase $147,053 of shares from shareholders under the merger agreement and a share repurchase program, to pay $18,500 of costs associated with the merger and to pay $18,570 to CMA CGM due under the merger agreement. The balance was held for general working capital purposes including financing the deposits of $15,477 for the two vessels to be purchased in Q4 2010 paid in September 2008.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting for the Merger (continued)

Unaudited Supplemental Pro Forma Information under FAS 141

The following pro forma information for the years ended December 31, 2008 and 2007 assume that the acquisition of the Company occurred at the beginning of each of the reporting periods being presented.

	Year ended December, 31
	2008	2007

Operating revenue	$100,135	$75,607

Net income (loss)	$(26,045)	$15,256

Pro forma net income per share in $

Weighted average number of Class A common shares outstanding (a)
Basic	33,591,788	33,592,403
Diluted	33,591,788	44,401,990
Net income per share amount
Basic	$(0.78)	$0.45
Diluted	$(0.78)	$0.34

Weighted average number of Class B common shares outstanding (a)
Basic	7,405,956	7,405,956
Diluted	7,405,956	7,405,956
Net income per share amount
Basic	$—	$—
Diluted	$—	$—

(a)	Assuming Class A and B common shares are participating securities under the two-class method.

4.	Significant Accounting Policies

(a)	Basis of combination

The accompanying combined financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and include the financial statements of the Company and its wholly-owned subsidiaries, together with the carve-out information during the period CMA CGM owned the vessels and the merger referred to in note 1. All inter-company accounts have been eliminated on consolidation. For the Successor period, the Company’s financial statements have been prepared on a consolidated basis.

The accounting policies for the Company are identical for both the period of ownership by CMA CGM and the Predecessor. The accounting policies have been consistently applied throughout the periods presented.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(b)	Use of estimates

The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. It is reasonably possible that actual results differ from those estimates. Allocation methodologies used to prepare the combined financial statements are based on estimates and have been described in the notes, where appropriate.

(c)	Cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(d)	Restricted cash

Cash and cash equivalent subject to restrictions are excluded from cash and cash equivalent in the balance sheet and are presented as restricted cash.

(e)	Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts unless the accounts are subject to legal action, and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed as past-due based on contractual terms. Allowances for doubtful accounts amount to $nil as of December 31, 2008 (2007: $1).

During the period of operations under ownership by CMA CGM, customers were shippers, comprising exporters and importers, and intermediaries, also known as freight forwarders. At that time, the Company sub contracted certain freight recruitment and payment collections to shipping agencies who were obligated to pay for services provided if a customer defaulted on payment. Amounts receivable directly from final customers or shipping agents were shown within accounts receivables. An allowance for doubtful accounts was established for amounts that were considered uncollectible at year-end, based on review of outstanding invoices.

(f)	Inventories

Inventories consisted of bunkers on board vessels and lubricants in the period when the vessels were owned by CMA CGM. They are valued at cost on a first-in-first-out basis. Inventory costs include the transfer from equity of any gains/losses on qualifying cash flow hedges relating to inventory purchases.

(g)	Vessels

Vessels are recorded at their acquisition cost (less an amount allocated to dry dock component), less accumulated depreciation and impairment loss, if any. Following the merger described in note 1, the vessels are recorded at their fair value less a proportion of the negative goodwill arising on the acquisition allocated to these vessels.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2008 was $1,643 (2007: $833 and 2006: $nil). Other borrowing costs are expensed as incurred.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(g)	Vessels (continued)

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. During the period of ownership by CMA CGM when the vessels were earning freight revenues generated by the containerized transportation, the useful life was estimated as 25 years. Following the sale of the vessels to the Company, the nature of operations changed significantly and from this date, the vessels are earning time charter income from the chartering out of the vessels instead of from carrying cargo. On this new basis of operations the useful life was reassessed and estimated to be 30 years.

Prepayments and costs directly related to the future acquisition of vessels are presented in the balance sheet as vessel deposits.

(h)	Drydocking costs

Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortised on a straight line basis to the anticipated next dry dock.

(i)	Intangible assets – purchase agreement

In connection with the merger (note 1), the Company recognised an intangible asset arising from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair value at the merger date of the vessels yet to be purchased. This intangible asset is not amortized and has or will be transferred to the appropriate vessel on delivery.

Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate that the asset might be impaired. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s net book value, then the asset is deemed to be impaired and written down to its fair value.

(j)	Valuation of long-lived assets

In accordance with SFAS No. 144, “Impairment of long-lived assets”, intangible and fixed assets such as vessels, are reviewed for impairment when events or changes in circumstances indicate that it’s carrying amount may not be recoverable. An impairment loss is recognized when the sum of the expected future cash flows (undiscounted and without interest) from the asset over its estimated remaining useful life is less than its carrying amount. An impairment loss is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

(k)	Derivative instruments

(i)	Interest rate hedging activities

The Company has entered into certain hedging agreements in connection with its borrowings.

Interest rate derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument, and if so, the nature of the item being hedged.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(k)	Derivative instruments (continued)

(i)	Interest rate hedging activities (continued)

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value, as well as cash settlements of interest rate derivative instruments, are recognized immediately in the statement of income within “Realized and unrealized gain on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash provided (used) by investing activities”.

The fair value of derivatives is presented on the face of the balance sheet under the line item “Derivative instruments” And are split into their current and non-current portions based on the net cash flows expected within one year.

(ii)	Commodity hedging activities

Since the acquisition of the vessels from CMA CGM, the Company has not entered into any bunker derivative instruments and has not undertaken any bunker hedging activities. However these were activities undertaken during the period when the vessels were owned by CMA CGM.

Voyage operating expenses, incurred during period of operations under ownership by CMA CGM, were highly dependent on the cost of bunkers. During this period, the risk management policy was to hedge the price risk on anticipated bunker consumption through “over-the-counter” derivative instruments such as swaps and options.

Derivatives were initially recognized at fair value on the date a derivative contract was entered into and were subsequently re-measured at fair value. The method of recognizing the resulting gain or loss depended on whether the derivative was designated as a hedging instrument, and if so, the nature of the item being hedged. Certain derivatives were designated as hedges of highly probable forecast transactions (cash flow hedge). The fair value of derivatives is presented on the face of the balance sheet under the line item “Derivative instruments”.

The effective portion of changes in the fair value of derivatives that were designated and qualified as cash flow hedges were recognized in equity within “Accumulated other comprehensive income (loss).” The gain or loss relating to the ineffective portion was recognized immediately in the statement of income.

Amounts accumulated in equity were recycled in the statement of income in the periods when the hedged item affected profit or loss when the forecast transaction that was hedged took place. When the forecast transaction that was hedged resulted in the recognition of a non-financial asset (for example, inventory when bunker purchases were hedged), the gains and losses previously deferred in equity were transferred from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expired or was sold, or when a hedge no longer met the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remained in equity and was recognized when the forecast transaction was ultimately recognized in the statement of income. When a forecast transaction was no longer expected to occur, the cumulative gain or loss that was reported in equity was immediately transferred to the statement of income.

The statement of income impact (effective and ineffective portion) of bunker hedging activities that qualified as cash flow hedges was presented in the line item “Voyage expenses.” The settlement of transactions that qualified as cash flow hedges was presented within “Net cash provided (used) by operating activities”.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(k)	Derivative instruments (continued)

(ii)	Commodity hedging activities (continued)

Certain bunker derivative instruments contracted by CMA CGM did not qualify for hedge accounting. These transactions were recorded at fair value within the balance sheet with related gains and losses recorded in earnings. The statement of income impact of such derivatives was presented in the line item “Other operating income (expense).”

(l)	Deferred finance costs

Costs incurred in connection with obtaining long-term debt are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees.

(m)	Preferred shares

Preferred shares have been included within liabilities in the combined balance sheet and preferred share dividends included within interest expense in the combined income statement as their nature is similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares are entitled to receive a quarterly dividend equal to 3-month LIBOR plus 2% of the original issue price and rank senior to the Class A, Class B and Class C common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

(n)	Intangible liabilities – charter agreements

In connection with the merger (note 1), the Company recognised an intangible liability using the market approach wherein the Company’s actual charter agreements were compared to market rates at the merger date.

These intangible lease liabilities are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

(o)	Other comprehensive income (loss)

Other comprehensive income (loss), which was reported in the accompanying combined statement of equity, consisted of net income (loss) and other gains and losses affecting equity that, under US GAAP, were excluded from net income (loss). Other comprehensive income (loss) included the effective portion of derivative financial instruments that qualified as hedge accounting which were deferred in accordance with accounting principles described above, and the impact of the translation of foreign currency statements, as certain subsidiary entities had a functional currency different from the U.S. dollar.

(p)	Comparative figures

Certain of the figures presented in the balance sheet have been reclassified for comparative purposes to conform to the financial statement presentation adopted for the current year.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(q)	Segment information

Segment information has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments.

(r)	Revenue recognition and related operating expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such revenues are accounted for as operating leases and are therefore recognized on a straight line basis as the average revenues over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss would be recognized in the period when such accumulated loss is determined.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred.

Freight revenues earned during the period of the vessels’ ownership by CMA CGM and related costs directly attributable to loaded container movements were recognized on delivery of the loaded container to its final destination. Freight revenues and costs directly attributable to containers not delivered at the closing date, excluding mainly time based costs such as charter costs, fuel and oil consumption and port taxes and expenses, were reported as “other receivables” and “other payables”. A provision for net realizable value was recorded only when all costs necessary to complete the delivery of the service exceeded the corresponding expected freight revenue.

(s)	Foreign currency transactions

The Company’s functional currency is the U.S. dollar as substantially all revenues and a majority of expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet dates. Expenses paid in foreign currencies are recorded at the rate of exchange at the transaction date. Exchange gains and losses are included in the determination of net income.

(t)	Repairs and maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(u)	Insurance

The Company maintains hull and machinery insurance, war risk insurance, protection and indemnity insurance coverage, increased value insurance, demurrage and defence insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance companies are recognized as prepaid expenses and expensed over the period covered by the insurance contract.

(v)	Share based compensation

The Company awards restricted stock units to its employees and directors which vest , based on service conditions only, over a period of time up to three years from the award date.

The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(w)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s Cypriot subsidiaries are liable for a tax based on the tonnage of each vessel. The cost, which is included within operating expenses, totaled $48, $nil and $nil for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has one subsidiary in the United Kingdom which was incorporated in 2007, where the principal rate of corporate income tax is 28% (2007: 30%, 2006: n.a). This subsidiary earns management and other fees from fellow subsidiary companies.

During the period of the vessels’ ownership by CMA CGM, the Company was liable for a tax based on the tonnage of each vessel. The cost, which is included within general and administrative expenses, totaled $nil, $310 and $200 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company accounts for deferred income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recording assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. However, with regard to a deferred tax asset arising from the recognition of compensation costs for share awards, the Company recognizes a deferred asset based on the compensation cost booked in the reporting period with no adjustment for a valuation allowance, in accordance with the requirements of FAS 123R “Accounting for stock based compensation”,. At December 31, 2008 a deferred tax asset of $293 presented within “Other receivables” was recognized relating to the stock based compensation costs booked in the year.

(x)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of directors. Dividends to be paid are presented in the combined balance sheet in the line item “dividend payable”.

(y)	Earnings per share

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per common share is based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding non-vested restricted stock units. Diluted earnings per common share is calculated by applying the treasury stock method. All outstanding warrants and non-vested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted Earnings Per Share for the Successor period is presented for each category of participating common shares under the two-class method.

(z)	Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it did change previous practice. One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of FAS 157 on January 1, 2008, did not have a material impact on the combined financial statements of the Company.

In November 2007, the FASB provided under FASB Staff Position (“FSP”) FSP 157-2 a one year deferral for the implementation of FAS 157 for non-financial assets and liabilities reported or disclosed at fair value in the financial statements on a nonrecurring basis.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(z)	Recently issued accounting standards (continued)

SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), was issued in December 2007 (“FAS 141(R)”). FAS 141(R) requires that upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration and transaction costs will be expensed as incurred. FAS 141(R) also modifies the recognition for pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. FAS 141(R) amends Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. FAS 141(R) is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. The Company expects to adopt FAS 141 (R) on January 1, 2009. FAS 141(R)’s impact on accounting for business combinations is dependent upon acquisitions at that time. The Company does not anticipate any material impact from the adoption of FAS 141 (R).

SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”), was issued in December 2007. FAS 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. Under FAS 160 non-controlling interests are considered equity and should be reported as an element of consolidated equity, net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the income statement of the attribution of that income between the controlling and non-controlling interests, and increases and decreases in the non-controlling ownership interest amount will be accounted for as equity transactions. FAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. FAS 160 is required to be adopted prospectively, except for the reclassification of non controlling interests to equity, separate from the parent’s shareholders’ equity, in the consolidated statement of financial position and recasting consolidated net income (loss) to include net income (loss) attributable to both the controlling and non-controlling interests, both of which are required to be adopted retrospectively. The Company expects to adopt FAS 160 on January 1, 2009 and does not anticipate any material impact of this adoption on its combined financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 161”). FAS 161 expands disclosures previously required under FAS 133 about how derivatives and hedging activities affect the Company’s financial position, financial performance, and cash flow. FAS 161 is effective for fiscal years beginning after November 15, 2008. The Company expects to adopt FAS 161 on January 1, 2009. FAS 161’s will extend the disclosures provided in notes to the combined financial statements related to derivative instruments and hedging activities.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company does not expect the adoption of FSP 142-3 to have a material impact on its combined financial statements.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(z)	Recently issued accounting standards (continued)

The FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles “ (“FAS 162”) in May 2008, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. The effective date of FAS 162 is November 15, 2008. The adoption of FAS 162 did not change the Company’s accounting policies nor did it have an effect on its results of operations or financial position.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under FAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Company does not expect the adoption of EITF 07-05 to have a material impact on its combined financial statements.

In June 2008, the FASB issued FSP no. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF 03-6-1”). FSP EITF 03-6-1 clarifies whether instruments granted in share-based payment transactions should be included in the computation of EPS using the two-class method prior to vesting. The Company is in the process of analyzing the impact of FSP EITF03-6-1, which is effective for financial statements issued for fiscal years beginning after December 15, 2008.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the combined financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2008	December 31, 2007
	Successor	Predecessor

Cost	$915,627	$539,350
Accumulated Depreciation	(8,731)	(64,051)

Net Book Value	$906,896	$475,299

Variations in net book value of vessels including drydocking, are presented below:

	December 31, 2008	December 31, 2007
	Successor	Predecessor

Opening balance	$475,299	$286,229
Depreciation expense (Predecessor)	(12,163)	(16,119)
Additions in the period (Predecessor)	1,460	188,463
Purchase price adjustment (note 3)	59,302	—
Additions in the period (Successor)	356,862	—
Transfer from intangible assets – purchase agreement (note 7)	34,867	—
Depreciation expense (Successor)	(8,731)	—
Foreign currency translation adjustment	—	16,726

Closing balance	906,896	$475,299

As of December 31, 2008 all 16 of the vessels delivered to the Company were pledged as collateral under the credit facility agreement.

In December 2008 the Company took delivery of four of the five vessels in the contracted fleet. Included within additions is an advance payment of $99,000 made during the year and capitalized interest relating to these payments of $1,400 (2007: $833, 2006: $nil)

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Vessel Deposits

	December 31, 2008	December 31, 2007
	Successor	Predecessor

Additions in the period	$15,477	$—
Capitalized interest	243	—

Closing balance	$15,720	$—

The additions during the period relate to deposits paid for two 4,250 TEU newbuildings the Company has agreed to acquire from German interests for approximately $77 million per vessel. The purchase is subject to the completion of customary additional documentation and closing conditions. The two vessels are scheduled to be delivered in the fourth quarter of 2010. Both vessels will be chartered to ZISS for a term of seven to eight years at a net rate of $28,000 per vessel per day.

The Company is not liable to any other prepayments before the delivery of these vessels. Vessel deposits include capitalized interests for an amount of $243 as at December 31, 2008.

7.	Intangible Assets – Purchase Agreement

	December 31, 2008	December 31, 2007
	Successor	Predecessor

Purchase price allocation (note 3)	$42,707	$—
Transfer to vessels in operation	(34,867)	—

Closing balance	$7,840	$—

Intangible assets relate to the agreement as at August 14, 2008 to purchase five vessels from CMA CGM. These intangible assets are not being amortised but on delivery of the related vessel are or will be allocated to the cost of the purchased vessels on a pro rata basis.

During the year ended December 31, 2008 four of the five vessels with an intangible asset amount of $34,867 were purchased by the Company. The remaining vessel with a related intangible asset of $7,840 is expected to be delivered to the Company in July 2009.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Derivative Instruments

The fair value of derivative financial instruments contracted by the Company is presented as follows:

	December 31, 2008	December 31, 2007
	Successor	Predecessor
Fair value of bunker cost hedging instruments	$—	$111
Fair value of interest rate swap hedging instruments – current and non current portions	(47,041)	—

Closing balance	$(47,041)	$111

As at December 31, 2008, none of the Company’s derivative instruments qualify for hedge accounting. In the years ended December 31, 2007 and 2006 the net gains recognised in earnings during the period for bunker derivative instruments that qualified as cash flow hedging instruments amounted to $3,083 and $5,499 respectively.

During 2008 the Company has entered into certain derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. A total of $580,000 of anticipated core debt has been swapped into fixed rate debt at a weighted average rate of 3.59%, with details as follows:

Start Date	Maturity Date	Notional Amount	Fixed Rate %

May 12, 2008	March 17, 2013	$60,000	3.40
May 19, 2008	March 17, 2013	60,000	3.40
May 20, 2008	March 17, 2013	68,000	3.40
November 19, 2008	September 17, 2013	50,000	3.32
December 17, 2008	March 17, 2013	20,000	3.40
December 17, 2008	December 17, 2016	60,000	3.69	(1)
December 17, 2008	December 17, 2016	60,000	3.80	(1)
December 17, 2008	March 17, 2013	45,000	3.40
December 17, 2008	December 17, 2016	71,000	3.70	(1)
July 15, 2009	June 17, 2014	41,000	3.80
October 29, 2010	October 29, 2015	45,000	4.25

	Total / Weighted average rate:	$580,000	3.59%

(1)	The swap counterparty has a one time option to cancel the swap as of March 17, 2013
(2)	As of December 31, 2008, interest rate derivatives cover $542,100 outstanding credit facility

As of December 31, 2008 the maximum length of time over which the entity is hedging its interest rate exposure is approximately eight years. In the year ended December 31, 2008 unrealised losses of $52,544 were recognised in earnings relating to derivative instruments, of which there was a $2,749 gain in the Predecessor period and a $55,293 loss in the Successor period.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Deferred Financing Costs

	December 31, 2008	December 31, 2007
	Successor	Predecessor

Opening balance	$5,882	$2,279
Amortization expense included within interest expense (Predecessor)	(491)	(2,289)
Expenditure in the period	3,856	5,892
Purchase price adjustment (note3)	(5,391)	—
Amortization expense included within interest expense (Successor)	(199)	—

Closing balance	$3,657	$5,882

10.	Intangible Liability – Charter Agreements

	December 31, 2008	December 31, 2007
	Successor	Predecessor

Purchase price allocation (note3)	$28,023	$—
Amortization in period	(67)	—

Closing balance	$27,956	$—

Intangible liabilities relate to management’s estimate of fair value of below-market charters at the date of the merger (note 1) on August 14, 2008. The intangible liabilities will be amortized for each vessel over the remaining life of the charter. The fair value was estimated by management based on its experience with regard to availability of similar vessels, costs to build new vessels and current market demand. The contracted lease rates were compared to the estimated current market lease rates for similar vessels. The estimated lease intangibles were computed by discounting the difference in the projected lease cash flows using a discount rate of 8.0% and the length of the charter as the relevant time period.

Amortization of the intangible liabilities for the 12 initial vessels began on the date following the merger and for the four vessels delivered to the company in December 2008 on delivery to the Company. Amortization for the vessel due to be delivered in July 2009 will commence on delivery to the Company.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt

Long-term debt is summarized as follows:

	December 31, 2008	December 31, 2007
	Successor	Predecessor

Credit facility, at Libor USD + 0.75% to 1.10% (below)	$542,100	$401,100
Less current installments of long-term debt	—	(401,100)

Closing balance	$542,100	$—

The Company established a $800,000 senior secured credit facility with Fortis Bank, Citibank, HSH Nordbank, Sumitomo Mitsui, KFW and DnB Nor Bank. The margin applicable on interest payable under the credit facility varies from 0.75% to 1.10% depending on the “leverage ratio”, which is the ratio of the balance outstanding on the credit facility to the aggregate market value of the vessels, as determined from time to time. The Company also pays a commitment fee of 0.25% per annum based on the undrawn portion of the credit facility, which amounted to $257,900 at December 31, 2008. Further to the amendment of the terms of the credit facility as described below and in note 21 “Subsequent events”, the credit facility amount will reduce commencing four years from the date of the closing of the facility, which was in December 2007 in 16 quarterly installments.

This credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants within the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility). The credit facility also has a loan to value maintenance covenant of 75%.

On February 10, 2009, the Company announced it had amended the terms of its $800,000 credit facility agreement. Further details are provided in note 21 “Subsequent events”.

12.	Other operating (income) expense

Other operating (income) expense is summarized as follows:

	Year ended December 31.
	2008		2007	2006
	Successor	Predecessor	Predecessor	Predecessor
	August 15 to December 31	January 1 to August 14

Sundry shipping income	$(106)	$(187)	$—	$—
Realized (gains) losses on bunker derivative instruments	—	280	(2,341)	(11,908)

	$(106)	$93	$(2,341)	$(11,908)

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at December 31, 2008 is a significant shareholder of the Company, owning certain Class A common shares representing a 23.9% voting interest in the Company and all 12,375,000 Class C common shares which converted to Class A common shares on January 1, 2009.

Amounts due to CMA CGM companies are summarized as follows:

	December 31, 2008	December 31, 2007
	Successor	Predecessor

Shareholders’ Loan - 5.25% per annum ((a) below)	$—	$176,875
Accrued related party expenses	—	1,191
Current account ((b) below)	1,040	1,389

Amounts due to CMA CGM companies presented within liabilities	$1,040	$179,455

Current account ((b) below)	958	—

Amounts due from CMA CGM companies presented within assets	$958	$—

(a)	Under a shareholder’s loan agreement dated December 11, 2007, CMA CGM provided to the Predecessor a credit facility of $250,000. The amount of the loan outstanding on August 14, 2008 of $176,875 was cancelled upon completion of the merger (note 1). The loan was unsecured and bore interest at 5.25% per annum.
(b)	CMA CGM subsidiaries provide Global Ship Lease, Inc. and its subsidiaries with certain ship management services related to the operation of the Company’s fleet. The current account at December 31, 2008 and 2007 related to amounts payable by or recoverable from CMA CGM.

Asset Purchase Agreement

As reported in note 2, the Company entered into an asset purchase agreement with CMA CGM on December 5, 2007. Pursuant to this agreement, during December 2007, the Company purchased 10 secondhand vessels for a total price of $385,000 and in January 2008, the Company purchased two newly built vessels for a total price of $188,000. In December 2008 the Company purchased four vessels for a total price of $354,780 of which $99,000 was prepaid by virtue of the 12,375,000 Class C common shares in the Company issued to CMA CGM in the merger (note 3).

Under the asset purchase agreement, the Company is committed, subject to financing, to purchasing a further vessel from CMA CGM for a price of $82,000, with an expected purchase date of July 2009.

Time Charter Agreements

All 16 vessels owned during the period were time chartered to CMA CGM. Of the three vessels due to be delivered during 2009 to 2010, one has been chartered to CMA CGM. Under the time charters, hire is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods of between four and seventeen years. Of the $1,808,305 maximum future charter hire receivable for the total fleet set out in note 14, $1,665,113 relates to the 17 ships chartered or to be chartered to CMA CGM (including the vessel due for delivery).

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions (continued)

Ship Management Agreement

The Company outsources day to day technical management of its vessels to a ship manager that is closely supervised by the Company’s own staff. The ship manager for the initial and contracted fleet (excluding the two vessels to be purchased from German interests) is CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. CMA CGM guarantees the performance of all services and any payment due to the Company by the ship manager pursuant to the ship management agreements. The ship management agreements are for a period of three years from the date of delivery of the vessels to Global Ship Lease, Inc. and its subsidiaries, although they can be terminated early by the Company in certain circumstances.

The Company pays CMA Ships an annual management fee of $114 per vessel and reimburses costs incurred on its behalf mainly being for the provision of crew and lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the year ended December 31, 2008 amounted to $848 for the Successor period and $528 for the Predecessor period (2007: $49, 2006: $nil).

Except for transactions with CMA CGM, the Company did not enter into any other related party transactions.

14.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2, the Company has contracted to purchase a further vessel from CMA CGM at a cost of $82,000. In addition, the Company is committed to purchasing two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. A deposit of 10% has been paid for these two vessels.

Charter Hire Receivable

The Company has entered into long term charters for its vessels owned at December 31, 2008. The charter hire (including those relating to vessels due for delivery in 2009 and 2010), is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for periods of between five and 17 years and the maximum annual charter hire receivable for the fleet of 16 vessels as at December 31, 2008 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending December 31	Fleet operated as at December 31, 2008	Total fleet to be operated
2009	$144,347	$150,110
2010	144,347	158,913
2011	144,347	177,197
2012	144,058	176,998
2013 and thereafter	938,891	1,145,087

	$1,515,990	$1,808,305

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

15.	Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these combined financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” column in the table below includes (i) the elimination of the Containerized Transportation activity performed by the Predecessor up to August 14, 2008 and (ii) the IPO and merger costs expensed by the Predecessor.

During the years ended December 31, 2008, 2007 and 2006 the activities can be analyzed as follows:

	2008	2008			2007			2006
	Period August 15 to December 31	Period January 1 to August 14			Year ended December 31			Year ended December 31
	Successor	Predecessor			Predecessor			Predecessor
	Time Charter	Time Charter	Adjustment	Total	Time Charter	Adjustment	Total	Time Charter	Adjustment	Total

Operating revenues	39,095	55,883	2,072	57,955	2,909	332,186	335,095	—	299,599	299,599

Operating expenses

Voyage expenses	—	—	1,944	1,944	—	249,457	249,457	—	213,143	213,143
Vessel operating expenses	11,904	17,893	181	18,074	740	23,219	23,959	—	22,628	22,628
Depreciation	8,731	11,902	261	12,163	622	15,497	16,119	—	16,664	16,664
General and administrative	3,712	2,306	1,508	3,814	330	17,421	17,751	—	11,331	11,331
Other operating (income) expense	(106)	(187)	280	93	—	(2,341)	(2,341)	—	(11,908)	(11,908)

Total operating expenses	24,241	31,914	4,174	36,088	1,692	303,253	304,945	—	251,858	251,858

Operating income (expense)	14,854	23,969	(2,102)	21,867	1,217	28,933	30,150	—	47,741	47,741

Interest income	413	424	—	424	—	—	—	—	—	—
Interest expense	(3,842)	(17,600)	—	(17,600)	(1,103)	(12,251)	(13,354)	—	(15,064)	(15,064)
Realised and unrealised gain on derivatives	(55,293)	2,749	—	2,749	—	—	—	—	—	—

Income (expense) before income taxes	(43,868)	9,542	(2,102)	7,440	114	16,682	16,796	—	32,677	32,677

Taxes on Income	(102)	(23)	—	(23)	(20)	—	(20)	—	—	—

Net income (expense)	(43,970)	9,519	(2,102)	7,417	94	16,682	16,776	—	32,677	32,677

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

16.	Share Capital

At December 31, 2008 the Company has three classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011, and that Class B common share holders are not entitled to dividends for any period prior to the fourth quarter of 2008. The rights of holders of Class C common shares are identical to those of holders of Class A common shares, except that holders of Class C common shares are not entitled to receive any dividends. The Class C common shares converted into Class A common shares on a one-for-one basis on January 1, 2009.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable on August 14, 2011 and are required to be redeemed earlier using the proceeds of the exercise of any Public Warrants. The shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at December 31, 2008 total proceeds received from the exercise of warrants classified in the balance sheet as restricted cash were $3,026, and therefore none of the preferred shares were redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to receive quarterly is presented as part of interest expense.

In addition to the Class A, B and C common shares and the Series A Preferred shares, there are 39,531 Public Warrants which have an expiry of August 14, 2010 and give the holder the right to purchase one Class A common share at a price of $6 per share and 5,500 Sponsor Warrants which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,188 Class A Warrants which expire on September 1, 2011 and give the holders the right to purchase one Class A common share at a price of $9.25 per share.

On September 30, 2008 500,102 Public Warrants were exercised at a price of $6 each and 500,102 Class A common shares issued.

On September 22, 2008 the Company’s Board declared a starting dividend of $0.23 per Class A common share that was paid on October 14, 2008 to Class A common shareholders and unit holders of record on October 2, 2008.

On October 22, 2008, 4,400 Public Warrants were exercised at a price of $6 each and 4,400 Class A common shares issued.

On November 13, 2008 the Company’s Board declared a third quarter dividend of $0.23 per Class A common share that was paid on November 28, 2008 to Class A common shareholders and unit holders of record as of November 21, 2008.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

17.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability and details of existing interest rate derivatives are set out in note 8. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows. During the Predecessor period ended August 14, 2008, initial payments on derivatives of $4,730 were made (Nil for the Successor period ended December 31, 2008).

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized loss on interest rate derivatives for the year ended December 31, 2008 was $51,770.

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). The fair value hierarchy under SFAS No. 157 has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company has determined that the only derivative instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy are its interest rate swap agreements. These are all categorized as Level 2 and at December 31, 2008 there was a liability of $47,041. The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest rates at that date.

18.	Share-based compensation

In August 2008, the Company’s Board adopted the 2008 Equity Incentive Plan (the “Plan”), which entitles employees, consultants and Directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.

The Plan is administered by the Board or a committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 1,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the Plan in any fiscal year is 500,000 per participant.

The holder of a stock grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other Class A common shareholders when the grant vests and the shares are issued.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

18.	Share-based compensation (continued)

On August 14, 2008 the Company granted a total of 780,000 restricted share units under the Plan to the Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer. The shares vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary.

On November 12, 2008 the Company granted 80,000 restricted share units under the Plan to the Chief Technical Officer. The shares vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary.

On November 12, 2008 the Company granted 37,671 restricted share units under the Plan to the Directors of the Company which vested on January 1, 2009.

The fair value of the restricted share units on issue is calculated by multiplying the number of share units by the share value at the grant date, which is discounted for dividends forfeited over the vesting period.

There were no other awards granted by the Company during this period. There were no share based compensation schemes in place in the predecessor periods, and therefore no comparatives are provided.

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Shares	Weighted Average Fair Value
As at December 31, 2007	—	—
Granted – August 14, 2008	780,000	$7.37
Granted – November 12, 2008	117,671	2.80
Vested	—	—

As at December 31, 2008	897,671	$6.77

The fair value at the grant dates are $7.37 for the grants on August 14, 2008 and $2.80 for the grants on November 12, 2008, both of which are the average closing prices for the common stock surrounding those dates. The share values are discounted by 10.75% (the same rate used to discount the Class C shares in the purchase price allocation) and for the estimated $0.23 quarterly dividend over the relevant vesting periods.

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the shares calculated thereon is recognized as compensation costs in the income statement over the vesting period. During the period August 14, 2008 to December 31, 2008, the Company recognized a total of $1,167 share based compensation costs (2007: Nil). As at December 31, 2008, there was a total of $3,363 unrecognized compensation costs relating to the above share based awards (2007: Nil). The remaining costs are expected to be recognized over a period of 32 months.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

19.	Risks associated with concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2008 to the extent that substantially all of the amounts are deposited with one bank. However, the Company believes this risk is remote as the bank is a high credit quality financial institution.

(ii)	The Company currently derives 100% of its revenue from CMA CGM which is itself exposed to the slowdown in the container market industry.

(iii)	The ability of the Company to fund its future acquisition of vessels is dependent upon the Company’s lenders to fulfil their obligations under the credit facility.

20.	Earnings per share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period. At December 31, 2008, there were 45,031,348 warrants to purchase Class A common shares outstanding, including 5,500,000 sponsor warrants (which must be exercised on a cashless basis), at an exercise price of $6, and there were 860,000 restricted stock units authorized as part of management’s equity incentive plan. As of December 31, 2008 only Class A and B common shares are participating securities.

The diluted weighted average number of Class A common shares outstanding as at December 31, 2008 is the same as the basic weighted average number of shares. As there is a loss in the period ended December 31, 2008 it is considered anti dilutive to include instruments that convert to Class A common shares.

Class B

The Merger created 7,405,956 shares of Class B common shares. Class B common shareholders were not entitled to receive dividends in respect of income prior to the fourth quarter of 2008 and their dividend rights is be subordinated to those of holders of Class A common shares.

21.	Subsequent events

(a)	On February 10, 2009 the Company announced it had amended the terms of its $800 million credit agreement. Under the amendment, the maximum permitted loan to value maintenance ratio will be increased to 100%, from 75% previously, applicable for test dates in the period April 30, 2009 to April 30, 2010. During this period, the Company will have no restrictions on its ability to distribute dividends unless the loan to value ratio exceeds 90%, at which point the Company will be required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value falls back below 90% during a subsequent valuation period. As part of the amended facility, the Company has agreed to increase the margin of interest paid on the existing loan to value pricing grid by 50 basis points, and the grid has been extended to accommodate higher loan to value ratios. The facility will now bear an interest margin ranging from 1.25% to 2.75% over LIBOR, depending on loan to value. In addition, the commitment fee will increase to 0.50% from 0.25% and the maximum availability under the credit facility will begin to amortize from December 2011 rather than December 2012 previously.

(b)	On February 10, 2009, the Company announced a fourth quarter dividend of $0.23 per Class A common share, unit and Class B share that will be paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

(c)

On April 29, 2009, the Company agreed a further amendment to the terms of its $800 million credit agreement in the light of recent significant falls in charter free market values of containerships. During the period from April 30, 2009 to June 30, 2009 there will be no new valuations and the loan to value test will not be performed. Global Ship Lease, Inc. will not declare or pay any dividends to its common shareholders during the period and the facility will bear an interest margin of 2.75%. The Company is in active discussion with its bank group to agree a resolution to the loan to value maintenance covenant and amend the credit facility agreement to levels that Global Ship Lease, Inc. expects to be able to comply with in future periods.

(d)	As stated in note 16, the 12,375,000 Class C common shares held by CMA CGM converted on a one for one basis to Class A common shares on January 1, 2009.