Form 20-F/A
period 2008-12-31
Global Ship Lease, Inc.
filed 2009-12-09
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A amends and restates in its entirety the annual report of Global Ship Lease, Inc. on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on June 25, 2009 to reflect the material developments, including consequences of the Credit Facility Amendment dated August 20, 2009.

GLOBAL SHIP LEASE, INC.

i

ii

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

Forward-looking statements appear in a number of places in this Annual Report including, without limitation, in the sections entitled “Business Overview,” “Management’s Discussion and Analysis of Financial Conditions and Operations,” and “Dividend Policy.” The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our charterer and sole source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions including the two newbuildings to be purchased from German interests in the fourth quarter of 2010, and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation; and

•	other factors discussed in “Risk Factors.”

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

Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in United States dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of Global Ship Lease’s containerships, which we also refer to as vessels. Unless otherwise indicated, we calculate the average age of Global Ship Lease’s vessels on a weighted average basis, based on TEU capacity.

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

GLOBAL SHIP LEASE, INC.

	Selected combined financial information
	August 15 to December 31 2008	January 1 to August 14 2008	Year ended December 31,
			2007	2006	2005	2004
	Successor	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor
		(in millions of U.S. dollars, except per share data)
Statement of Income
Operating revenues:
Freight revenue (1)	$—	$2.1	$332.2	$299.6	$111.6	$58.1
Time charter revenue (2)	39.1	55.9	2.9	—	—	—
Operating expenses:
Voyage expenses (3)	—	(1.9)	(249.5)	(213.1)	(70.2)	(38.6)
Vessel expenses	(11.9)	(18.1)	(24.0)	(22.6)	(13.7)	(8.7)
Depreciation	(8.7)	(12.2)	(16.1)	(16.7)	(7.2)	(5.3)
General and administrative (4)	(3.7)	(3.8)	(17.8)	(11.3)	(2.7)	(1.3)
Other operating income / (expense)	0.1	(0.1)	2.3	11.9	(2.5)	—

Total operating expenses	(24.2)	(36.1)	(304.9)	(251.9)	(96.2)	(53.9)

Operating income	14.9	21.9	30.2	47.7	15.4	4.2
Non operating income/ (expense)
Interest income	0.4	0.4	0.2	—	—	—
Interest expense	(3.8)	(17.6)	(13.6)	(15.1)	(6.4)	(2.6)
Realized and unrealized gain on interest rate derivatives	(55.3)	2.7	—	—	—	—

Income before income taxes	(43.9)	7.4	16.8	32.7	9.0	1.7
Taxes on income	(0.1)	—	—	—	—	—

Net (loss) income	$(44.0)	$7.4	$16.8	$32.7	$9.0	$1.7

Net income per share in thousand $ per share
Basic and diluted (5)	n.a.	74	168	327	90	17
Weighted average number of common shares outstanding
Basic and diluted	n.a.	100	100	100	100	100
Net (loss) per Class A common share in $
Basic and diluted	(1.30)	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average number of Class A common shares outstanding
Basic and diluted in millions	33.8	n.a.	n.a.	n.a.	n.a.	n.a.
Net (loss) per Class B common share in $
Basic and diluted	Nil	n.a.	n.a.	n.a.	n.a.	n.a.
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	n.a.	n.a.	n.a.	n.a.	n.a.

Statement of cash flow
Net cash from operating activities	$14.0	$20.7	$56.6	$22.8	$17.4	$3.0

Balance sheet data (at period end)
Total current assets	33.0	n/a	192.9	32.1	11.2	7.2
Total vessels	906.9	n/a	475.3	286.2	177.8	114.0
Total assets	966.6	n/a	674.6	344.5	203.0	121.7
Long-term debt (current and non-current portion)	542.1	n/a	401.1	139.2	109.9	28.7
Shareholder loan (6)	—	n/a	176.9	—	—	—

	Selected combined financial information
	August 15 to December 31 2008	January 1 to August 14 2008	Year ended December 31,
			2007	2006	2005	2004
	Successor	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor
		(in millions of U.S. dollars, except per share data)
Preferred shares	48.0	—	—	—	—	—
Stockholders equity	295.0	n/a	87.5	170.0	18.4	23.5

Other data (time charter business)
Number of vessels in operation at period end	16	12	12	n.a	n.a	n.a
Ownership days	1,717	2,699	159	n.a	n.a	n.a
Utilization (7)	100%	98%	99%	n.a	n.a	n.a

(1)	This line item reports revenue earned by the Predecessor Group from carrying cargo on the vessels.
(2)	This line item reports revenues earned from Global Ship Lease’s chartering business following the purchase of its initial fleet of 10 secondhand vessels in December 2007.
(3)	This line item reports the voyage related expenses of carrying cargo by the Predecessor Group.
(4)	Global Ship Lease’s combined financial statements include the general and administrative expenses incurred by its Predecessor Group related to its operations and such costs incurred by Global Ship Lease as a wholly owned subsidiary of CMA CGM in the predecessor period prior to the Merger. Subsequent to the completion of the Merger, Global Ship Lease will incur additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by an independent listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the Predecessor Group and incurred in the predecessor period do not purport to be indicative of future expenses.
(5)	The weighted average number of shares outstanding of Global Ship Lease as of June 30, 2008 has been used for purposes of computing earnings per share for all presented prior periods.
(6)	Amounts due to the former shareholder were not assumed by Global Ship Lease following completion of the Merger.
(7)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days by the total number of ownership days, with the result expressed as a percentage. Operating days represent the number of days in the period that the vessels were available and were not off-hire for any reason, including scheduled dry-dockings, breakdowns or repairs. Ownership days represent the number of days in the period that we owned the relevant vessels. These data are non-GAAP statistical measures used by management to assess operating performance and are not included in combined financial statements prepared under U.S. GAAP.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Global Ship Lease’s credit facility contains restrictive covenants including a maximum leverage ratio based on borrowings under the credit facility expressed as a percentage of charter-free market value of its secured vessels. As a result of an amendment to the credit facility effective as of August 20, 2009 (the “Credit Facility Amendment”), regular testing of the leverage ratio covenant has been suspended effectively until April 30, 2011 and prepayment of outstanding borrowings commencing November 30, 2009 is required. If the leverage ratio tested as of April 30, 2011, or earlier in certain circumstances set forth in the credit facility, exceeds the permitted level, or if the company fails to meet the minimum scheduled prepayments, the lenders under the credit facility may require the company to make a prepayment of the borrowings or provide additional security, which would likely cause a default under the credit facility and which would raise substantial doubt about the company’s ability to continue as a going concern.

Global Ship Lease entered into its current credit facility with Fortis Bank (Nederland) N.V. (the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland in order to acquire its current fleet, additional vessels and fund working capital, among other things. As of December 31, 2008, outstanding borrowings under the credit facility were $542.1 million. Subsequently, the company borrowed an additional $57.0 million under the credit facility to partially finance the purchase of the CMA CGM Berlioz. The credit facility contains restrictive covenants including minimum cash, minimum net worth, minimum EBITDA to debt service, maximum net debt to total capital and maximum leverage ratio, which is the ratio of borrowings under credit facility to the charter-free market value of security posted. If

Global Ship Lease exceeds the maximum permitted leverage ratio of 75%, the Agent may require a prepayment of borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 75%.

Due to the global economic downturn and significantly reduced demand for container shipping services and containerships, combined with continued delivery of newbuildings, containership values have experienced dramatic declines in recent months. Purchase and sale transactions in the containership market have been very limited, confined primarily to small vessels and, in instances where such transactions have been completed, the prices have been significantly lower than comparable transactions in the past. No newbuilding orders have been placed for many months and many ship brokers have not been providing certificates of market value due to the disrupted market.

Due to the possibility that Global Ship Lease could exceed the maximum permitted leverage ratio under the credit facility as a result of the declines in charter-free market values of its vessels, Global Ship Lease’s lenders agreed to enter into the Credit Facility Amendment. Under the Credit Facility Amendment, the maximum 75% leverage ratio will not apply until the leverage ratio is first tested after the expiration of the waiver period which is up to and including November 30, 2010. Consequently the first such test is scheduled to be as of April 30, 2011. In addition, and in connection with the purchase of the CMA CGM Berlioz for $82.0 million, which was completed in August 2009, the Credit Facility Amendment permitted drawings of up to $42.0 million under the main credit facility and up to an additional $20.0 million as a newly created Over Advance Portion. In August, $42 .0 million was drawn under the main credit facility and $15.0 million was drawn under the Over Advance Portion. The $25.0 million balance of the purchase price was met from available cash. The Credit Facility Amendment provides that borrowings under the Over Advance Portion will be paid quarterly commencing November 2009 with free cash in excess of $20.0 million determined as of the previous month end. The Over Advance Portion is required to be fully prepaid by June 30, 2010. The credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end, subject to a minimum $40.0 million prepayment per rolling four-quarters as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter.

If the leverage ratio at the next test date scheduled for April 30, 2011 exceeds 75% or if the company fails to meet its scheduled prepayments under the credit facility or is otherwise in potential default under the credit facility, and if a further amendment to or waiver under the credit facility or other relief is not obtained, the Agent may require a prepayment of borrowings or the delivery of additional security. In such an event, Global Ship Lease is likely to go into default under the credit facility, which would raise substantial doubt about its ability to continue as a going concern.

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

The Credit Facility Amendment provides that Global Ship Lease may not declare or pay common dividends before November 30, 2010 or until the leverage ratio is no more than 75%, whichever is later.

The Credit Facility Amendment provides that Global Ship Lease may not declare or pay common dividends before November 30, 2010 or until the leverage ratio is no more than 75%, whichever is later. As a result, Global Ship Lease has suspended its previous policy of paying dividends to common shareholders. Additionally, Global Ship Lease’s credit facility provides that it may not pay dividends if there is a continuing default under the facility. Global Ship Lease is also prohibited from paying dividends if the payment of the dividend would result in a default and any payments to be made into the retention account are not fully up to date. The charter-free market value of Global Ship Lease’s vessels can fluctuate substantially depending on market supply and demand for vessels. In recent months, due to an excess of containership capacity as described above, vessel values have fallen significantly. In addition, it is probable that the market value of Global Ship Lease’s vessels will decrease over time, as vessels generally decrease in value as they age. Consequently, the leverage ratio is volatile and will likely increase over time, which will negatively affect Global Ship Lease’s ability to comply with its leverage ratio covenants. This, in turn, will impact Global Ship Lease’s ability to resume dividend payments in the future.

Global Ship Lease cannot assure you that it will be able to refinance any indebtedness incurred under its credit facility.

Global Ship Lease cannot assure you that at the credit facility’s final maturity date in August 2016 or when otherwise required, it will be able to refinance its indebtedness on terms that are acceptable to Global Ship Lease or at all. The actual or perceived credit quality of its charterers, any defaults by them, and the market value of its fleet, among other things, may materially affect its ability to obtain new or replacement debt financing. If Global Ship Lease is not able to refinance its indebtedness, it will have to dedicate cash flow from operations not already committed to prepay borrowings to pay the principal and interest of its indebtedness. Global Ship Lease cannot assure you that it will be able to generate cash flow in amounts that are sufficient for these purposes. If Global Ship Lease is not able to satisfy its debt service obligations with its cash flow from operations, Global Ship Lease may have to sell some or all of its assets, which may not be possible and which would have an adverse effect on its cash flows and results of operations. If Global Ship Lease is unable to meet its debt obligations for any reason, its lenders could declare its debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in its fleet.

Under the Credit Facility Amendment, all undrawn commitments of approximately $200.0 million was cancelled and consequently Global Ship Lease does not have any capacity under the credit facility to pay for any further vessel acquisitions, including the two 4,250 TEU newbuildings scheduled to be delivered in the fourth quarter of 2010. If Global Ship Lease is unable to secure sufficient financing, it will not be able to meet its obligations under the purchase contracts and Global Ship Lease may be exposed to legal action by the sellers for damages.

On September 11, 2008, Global Ship Lease entered into contracts to purchase from German interests two 4,250 TEU containerships for a price of approximately $77.4 million each. The vessels are expected to be delivered in October and December 2010 and are to be chartered to Zim Integrated Shipping Services Limited (“Zim”) for seven to eight years. A deposit of 10% was paid when the purchase contracts were signed and the balance of 90%, or approximately $139.3 million, is due upon delivery. As a result of the Credit Facility Amendment, Global Ship Lease has no capacity to borrow any further amounts under the credit facility to fund the remainder of the purchase price of the two newbuildings, and as such, must secure other sources of financing to meet its obligations to the sellers under the contracts. Global Ship Lease’s obligations under the purchase contracts are not conditioned on either the availability of financing or on the performance of the charters. Although the purchase contracts contain a clause to limit liability in the event of buyer default to the forfeiture of the previously paid deposit, this limitation on liability may not be effective. Unless Global Ship Lease can secure additional financing or an amendment to the purchase contracts, Global Ship Lease may be exposed to legal action by the sellers for damages which may exceed the deposit already paid.

The status of Global Ship Lease’s agreements to charter the two 4,250 TEU newbuildings is uncertain due to the financial restructuring of Zim.

Global Ship Lease has an agreement with Zim to charter the two 4,250 TEU newbuildings upon their delivery for a term of seven to eight years at a net rate of $28,000 per vessel per day. However, Zim has been engaged in a financial restructuring in order to reduce its cashflow burden, including seeking a reduction in charter payments under long-term charter agreements. The details of the financial restructuring have not been made public. Meanwhile, Zim has unilaterally reduced by 35% long-term charter payments with effect from September 1, 2009. Although Global Ship Lease has not agreed to any reduction in charterhire, Zim could unilaterally fail to perform under the charters when the charters are due to go into effect, such that Global Ship Lease could become the owner of the vessels with no effective charters in place.

Global Ship Lease is highly dependent on charter payments from CMA CGM.

All of Global Ship Lease’s vessels in its fleet are chartered to its initial Charterer, CMA CGM. The initial Charterer’s payments to Global Ship Lease under the charters are currently its sole source of revenue. Global Ship Lease is highly dependent on the performance by the initial Charterer of its obligation under the charters. The container shipping industry is suffering a significant cyclical downturn with a substantial amount of excess ship capacity and many container shipping companies, including CMA CGM, have reported substantial losses in 2009. Further, CMA CGM announced in September 2009 that CMA CGM and its lenders are exploring a potential financial restructuring to address its short and medium term financing requirements and that CMA CGM is seeking to reduce and in some cases cancel certain ship deliveries. Global Ship Lease is not involved in these discussions and it is impossible to predict the outcome of these discussions. In addition, there have been increasing delays in Global Ship Lease receiving charterhire payments from the initial Charterer, which under the charter contracts are due to be paid every 15 days in advance. If the initial Charterer ceases doing business or fails to perform its obligations under Global Ship Lease’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations.

Global Ship Lease’s Ship Manager and CMA CGM, its initial Charterer, are privately held companies and there is little or no publicly available information about them.

CMA CGM is Global Ship Lease’s initial sole Charterer and its wholly owned subsidiary, CMA Ships, is Global Ship Lease’s initial Ship Manager. CMA CGM’s ability to continue to pay charterhire and CMA Ships’ ability to render ship management services will depend in part on their own financial strength. CMA CGM has guaranteed the performance of CMA Ships under the ship management agreements. As described above, the container shipping sector is suffering a severe cyclical downturn and has been incurring substantial losses. Furthermore, many containership operators, including CMA CGM, have commitments to purchase newbuildings for delivery over the next three to four years which may not be fully funded with committed financing.

Circumstances beyond their control could impair CMA CGM’s and CMA Ships’ financial strength, and because they are privately held companies, information about their financial strength is not publicly available. As a result, Global Ship Lease and an investor in its securities might have little advance warning of financial or other problems affecting CMA CGM or their wholly owned subsidiaries even though their financial or other problems could have a material adverse effect on Global Ship Lease.

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

Global Ship Lease’s financial reporting is dependent on CMA CGM.

Under the ship management agreement with CMA Ships, the Ship Manager is obligated to provide Global Ship Lease with requisite financial information on a timely basis so that Global Ship Lease can meet its own reporting obligations under U.S. securities laws. CMA Ships and its parent company CMA CGM are privately held French corporations with financial reporting schedules different from Global Ship Lease. If CMA Ships or any of its affiliates is delayed in providing Global Ship Lease with key financial information, Global Ship Lease could fail to meet its financial reporting deadlines.

CMA CGM could compete with Global Ship Lease.

Along with many other vessel-owning companies, CMA CGM, currently Global Ship Lease’s sole Charterer and largest holder of its common shares, could compete with Global Ship Lease in its search to purchase newbuildings and secondhand vessels. Further, CMA CGM is not precluded from acting as an owner in the direct chartering market. While Global Ship Lease understands that CMA CGM currently has no intention of doing so, competition from CMA CGM may potentially harm Global Ship Lease’s ability to grow the business and may decrease its results of operations.

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

Global Ship Lease’s growth depends on its ability to purchase further vessels, obtain new charters and maintain and potentially expand its relationship with CMA CGM. Global Ship Lease will require additional financing to be able to grow and will face substantial competition.

One of Global Ship Lease’s objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies including potentially CMA CGM. This will be particularly challenging since Global Ship Lease will need to obtain additional financing in order to acquire vessels. Due to the global banking crisis and the severe cyclical downturn in the containership industry, financing for investment in containerships, whether newbuildings or existing vessels, is severely limited. Further, demand for new long-term or medium-term charters of containerships has significantly reduced due to the current excess of capacity.

The process of obtaining new charterers is highly competitive and often takes several months. Charters are awarded based upon a variety of factors relating to the vessel owner, including:

•	competitiveness of overall price;

•	the availability of committed financing;

•	containership experience and quality of ship operations (including cost effectiveness);

•	shipping industry relationships and reputation for reliability, customer service and safety;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths for newbuildings; and

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications.

Global Ship Lease will face substantial competition in expanding its business, including with respect to obtaining new containership charters, from a number of experienced companies. Many of these competitors may have greater financial resources than Global Ship Lease, and may also operate larger fleets and may be able to offer better charter rates. Due to the industry downturn, there are an increasing number of vessels available for charter, including many from owners with strong reputations and experience. The lack of available financing and excess supply of vessels in the container shipping market results in a more active short-term charter market and greater price competition for charters. As a result of these factors, Global Ship Lease may be unable to purchase additional containerships, expand its relationships with CMA CGM or to obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on its business, results of operations and financial condition.

Global Ship Lease may be unable to make or realize expected benefits from vessel acquisitions, and implementing its growth strategy through acquisitions may harm its business, financial condition and operating results.

Global Ship Lease’s growth strategy includes, among other things, selectively acquiring newbuildings and secondhand vessels. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and obtaining the necessary resources to manage an enlarged business. Global Ship Lease cannot give any assurance that it will be successful in executing its growth plans, that Global Ship Lease will be able to employ any acquired vessels under long-term charters or have ship management agreements with similar or better terms than those Global Ship Lease has obtained from its Ship Manager or that it will not incur significant expenses and losses in connection with its future growth.

Factors that may limit Global Ship Lease’s ability to acquire additional vessels include availability of financing, shipyard capacity for newbuildings, the relatively small number of independent fleet owners and the limited number of modern vessels with appropriate characteristics not subject to existing long-term or other charters. Competition from other purchasers could reduce Global Ship Lease’s acquisition opportunities or cause Global Ship Lease to pay higher prices.

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

Global Ship Lease’s current performance and future success depends to a significant extent upon its Chief Executive Officer, Ian J. Webber, its Chief Financial Officer, Susan J. Cook, its Chief Commercial Officer, Thomas A. Lister and its Chief Technical Officer, Vivek Puri. Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri have an aggregate of over 80 years of experience in the shipping industry and have worked with several of the world’s largest shipping companies. They and members of the board of directors are crucial to the execution of the company’s business strategies and to the growth and development of its business. If these individuals were no longer to be affiliated with Global Ship Lease, or if Global Ship Lease were to otherwise cease to receive advisory services from them, Global Ship Lease may be unable to recruit other employees with equivalent talent and experience, and its business and financial condition may suffer as a result.

Global Ship Lease is a recently formed company with a limited separate operating history and its historical financial and operating data are not representative of its future results.

Global Ship Lease is a recently formed company with limited operating history. The historical combined financial statements included in this Annual Report include, mainly as comparatives, its Predecessor Group’s historical business activities as a container shipping company earning revenue from transporting shippers’ cargo and incurring both vessel and voyage expenses, including fuel costs and all costs related to handling of containers for its vessels while the vessels were owned and operated by CMA CGM until the date of the individual transfer of each of 10 vessels in December 2007 and two further vessels in January 2008. These historical combined financial statements reflect the results of Global Ship Lease under its fixed-rate long-term charters, ship management agreements and its financing arrangements only from the date of the individual transfer to it of each vessel in December 2007 and January 2008 and subsequently in December 2008. Further, Global Ship Lease’s capital and legal structure changed significantly as a result of the Merger in August 2008, including it becoming listed on the New York Stock Exchange. Consequently, historical financial information is not a meaningful representation of its future results of operations.

Global Ship Lease has not performed and does not intend to perform underwater inspections of its vessels.

Although Global Ship Lease performed physical inspections of the vessels, Global Ship Lease has not performed and does not intend to perform any underwater inspections either prior to or after their purchase. As a result, Global Ship Lease will not be aware of any damage to a vessel that may exist at the time of delivery and which could only be discovered through an underwater inspection. Global Ship Lease purchased the vessels and newbuildings from CMA CGM on an “as is” basis, subject to CMA CGM being responsible for any class condition or recommendation that existed at the date of delivery of the vessels. However, if any damage is subsequently found, Global Ship Lease could incur substantial costs to repair the damage which would not be recoverable from the sellers.

Global Ship Lease is a holding company and it depends on the ability of its subsidiaries to distribute funds to Global Ship Lease in order to satisfy its financial and other obligations.

Global Ship Lease is a holding company and has no significant assets other than the equity interests in its subsidiaries. Global Ship Lease’s subsidiaries own all of its vessels and payments under charters are made to the subsidiaries. As a result, its ability to pay dividends depends on the performance of its subsidiaries and their ability to distribute funds to it. The ability of its subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law or the laws of any jurisdiction which regulates the payment of dividends by companies. If Global Ship Lease is unable to obtain funds from its subsidiaries, Global Ship Lease may not be able to meet its own liabilities or pay dividends, including on its preferred shares.

As its fleet ages, Global Ship Lease may incur increased operating costs, which would adversely affect its earnings.

In general, the day-to-day cost of operating and maintaining a vessel in good operating condition increases with age. In addition, older vessels are typically less fuel efficient and would attract lower charter rates compared to modern more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for alterations, or the addition of new equipment, to its vessels and may restrict the type of activities in which its vessels may engage. Global Ship Lease cannot assure you that, as its vessels age, market conditions will justify those expenditures or expenditures to otherwise improve fuel efficiency to enable it to operate its vessels profitably during the remainder of their useful lives.

Global Ship Lease’s insurance may be insufficient to cover losses that may occur to its property or result from its operations.

The shipping industry has inherent operational risks. Although Global Ship Lease carries hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance), Global Ship Lease may not be adequately insured against all risks or its insurers may not pay every claim. Even if its insurance coverage is adequate to cover its losses, Global Ship Lease may not be able to obtain a replacement vessel in the event of a total or constructive total loss in a timely manner. Further, under the terms of its credit facility, Global Ship Lease is subject to restrictions on the use of any proceeds Global Ship Lease may receive from claims in the event of a total or constructive total loss under its insurance policies. Furthermore, in the future, Global Ship Lease may not be able to obtain adequate insurance coverage at reasonable rates for its fleet. Global Ship Lease may also be subject to calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the protection and indemnity associations through which Global Ship Lease receives indemnity insurance coverage for tort liability. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas” which may be subject to higher risk of piracy, war or terrorism. Global Ship Lease cannot be certain that its insurers will continue to provide such cover, or that it will be able to pass these increased costs to its charterers. Its insurance policies also contain deductibles, limitations and exclusions which, although Global Ship Lease believes are standard in the shipping industry, may nevertheless increase its costs.

In addition, Global Ship Lease does not presently carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from an accident. Accordingly, any vessel that is off-hire for an extended period of time, due to an accident or otherwise, could have a material adverse effect on the company’s business, results of operations and financial condition.

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

Global Ship Lease is organized under the laws of the Republic of the Marshall Islands, and substantially all of its assets are located outside of the United States. Its principal executive offices are located outside the United States and most of its directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against Global Ship Lease or against its directors or its management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against Global Ship Lease’s assets or its directors and officers.

Global Ship Lease cannot assure you if and when Global Ship Lease will resume paying dividends.

As a result of the Credit Facility Amendment, the credit facility prohibits the declaration or payment of any common dividend until the later of November 30, 2010 or when the leverage ratio is no more than 75%. The declaration and payment of dividends is also subject at all times to the discretion of Global Ship Lease’s board of directors. When permitted by the credit facility and other contractual obligations, Global Ship Lease may resume the distribution of a portion of its cash flow to its shareholders, while retaining the remaining cash flow for reinvestment in its business, to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by Global Ship Lease’s management and board of directors. There can be no assurance that its actual results will be as anticipated, that its board of directors will not increase the level of cash reserves or otherwise change its dividend policy or that Global Ship Lease will not have additional cash expenses or liabilities, including extraordinary expenses.

In addition to restrictions imposed by the credit facility, the timing and amount of future dividends, if any, could also be affected by various factors, including:

•	Global Ship Lease’s earnings, financial condition and anticipated cash requirements;

•	unexpected repairs to, or required expenditures on, vessels or drydocking costs in excess of those anticipated;

•	additional acquisitions of vessels;

•	the loss of a vessel; and

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

The price of Global Ship Lease’s securities may be volatile.

The price of Global Ship Lease’s common shares, units and warrants may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	market conditions in the industry;

•	perceived counterparty risk;

•	fluctuations in Global Ship Lease’s quarterly revenues and earnings and those of publicly held containership owners or operators;

•	shortfalls in Global Ship Lease’s operating results from levels forecasted by securities analysts;

•	announcements concerning Global Ship Lease or other containership owners or operators; and

•	limited operating history;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	the general state of the securities markets.

The international containership industry has been highly unpredictable and volatile. The market for common shares in companies operating in this industry may be equally volatile.

There will be a substantial number of Global Ship Lease’s common shares available for sale in the future that may adversely affect the market price of Global Ship Lease’s Class A common shares.

The common shares (not including the common shares underlying the sponsors warrants nor the common shares purchased by Mr. Gross and CMA CGM on the closing date of the Merger pursuant to assignment and acceptance agreements with Marathon) issued in the Merger to Marathon’s initial stockholders and CMA CGM were subject to transfer restrictions set forth in the stockholders agreement. Generally, such shares could not be sold for one year from the date of the Merger. Furthermore, in connection with the Credit Facility Amendment, CMA CGM has agreed not to reduce its holding of common shares below the present level of approximately 24.4 million Class A and B common shares before November 30, 2010. Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial stockholders and CMA CGM can demand that Global Ship Lease register the resale of their common shares at any time after the one year anniversary of the Merger. Holders of the sponsor warrants were also entitled to request at any time after the Merger and did so request that we register the Class A common shares underlying the sponsor warrants on a shelf registration statement. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Global Ship Lease’s Class A common shares.

The outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

There are 5,500,000 sponsor warrants with an exercise price of $6.00 which expire August 14, 2010. The sponsor warrants must be exercised on a cashless basis. There are 6,188,088 Class A warrants expiring September 1, 2011 with an exercise price of $9.25. These are owned by CMA CGM, Michael Gross and other initial stockholders of Marathon. In addition, there are outstanding public warrants to purchase an aggregate of 39,531,348 Class A common shares that expire August 14, 2010. These warrants would likely only be exercised if the $6.00 or $9.25 per share exercise price is below the market price of the Class A common shares. To the extent they are exercised, additional Class A common shares will be issued, which will result in dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

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

As part of its risk management strategy and in order to avoid volatility in its interest expense as well as meet the requirement of the credit facility to fix the interest rate on at least 50% of drawn debt, Global Ship Lease has swapped the majority of its anticipated core debt from floating rate based on LIBOR to fixed rate debt until at least March 2013. Approximately $580 million of debt has been swapped into a fixed rate of 3.59%. Global Ship Lease is therefore unable to benefit from falling LIBOR rates. Further, under the terms of the Credit Facility Amendment, prepayment of outstanding borrowings has been accelerated and it is likely that Global Ship Lease will be in an over-hedged position.

Depending on fluctuations in LIBOR, our interest rate swap agreements and their accounting treatment in our combined financial statements could result in deceases in our reported net income.

We have entered into certain financial instrument contracts to hedge our exposure to interest rate fluctuations. These derivative instruments are accounted for under the relevant U.S. GAAP guidance at market value, as none of the derivatives qualify for hedge accounting, with changes in the value being recognized directly in our combined statement of income. During the year ended December 31, 2008, LIBOR and the related forward interest rate curve experienced significant downward movement which significantly impacted the estimated market value of our financial instruments, resulting in a non-cash loss amounting to $54.9 million for the period from August 15, 2008 to December 31, 2008.

Future interest rate volatility may expose our net income to significant variations.

Risks Related to the Industry of Global Ship Lease

Global Ship Lease’s growth and long term profitability depend mainly upon growth in demand for containerships and the condition of the charter market. The container shipping industry is cyclical and volatile and the industry is currently experiencing a severe cyclical downturn. There is an excess of vessel capacity and demand for containerships has fallen. Charter rates and vessel values have dropped, thus reducing the company’s ability to secure new charterers at attractive rates.

The container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Fluctuations in charter rates result from changes in the supply and demand for ship capacity, which is driven mainly by changes in the supply and demand for world trade container shipping services. There is currently an oversupply of ship capacity which has caused freight rates, charter rates and asset values, to fall. Charter rates have decreased significantly since mid 2008 and rates may decrease further in the future. The factors affecting the supply and demand for containerships and container shipping services are outside Global Ship Lease’s control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in the pattern of global production of products transported by containerships;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•

changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported, the size of containerships, the extent of trans-shipments and the competitiveness of other forms of marine transportation including dry bulk and refrigerated vessels;

•	environmental and other legal and regulatory developments;

•	the price of oil and economics of slow steaming;• the availability of trade finance and currency exchange rates; and

•	port and canal congestion.

The factors that influence the supply of containership capacity include:

•	the containership newbuilding orderbook;

•	the availability of financing;

•	the scrapping rate of older containerships;

•	the number of containerships off-hire;

•	the price of steel and other raw materials;

•	changes in environmental and other laws and regulations that may limit the useful life of containerships;

•	the availability of shipyard capacity;

•	port and canal congestion; and,

•	the price of oil, economics of slow steaming and number of vessels laid-up.

Global Ship Lease’s ability to re-charter its fleet upon the expiration or termination of its charters, and the charter rates receivable under and the duration of any renewal or replacement charters will depend upon, among other things, the then state of the containership market and how the then age and quality of Global Ship Lease’s fleet are perceived by the market. If the containership market is in a period of depression when Global Ship Lease’s vessels’ charters expire for whatever reason, including an oversupply of containership capacity, Global Ship Lease may be forced to re-charter its vessels at reduced or unprofitable rates, which may reduce or eliminate its earnings or make its earnings increasingly volatile, or it may not be able to re-charter its vessels at all. The same issues will exist if Global Ship Lease acquires additional vessels without charter arrangements in place, or at the expiration of charters that may be in place, obliging Global Ship Lease to try to fix employment of the additional vessels in the spot market while attempting to subject them to a long-term time charter arrangement.

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

Charter-free market values of Global Ship Lease’s vessels pledged as security under the credit facility may also impact its ability to satisfy its leverage ratio covenant under the credit facility.

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

Piracy is an inherent risk in the operation of ocean-going vessels and has recently affected vessels trading in several regions of the world such as the South China Sea, the Gulf of Aden and off the coast of Somalia. Throughout 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. The M/V Sirius Star is classified as a very large crude carrier and has the capacity to carry over 2.0 million barrels of crude oil. Pirate attacks on any of our vessels could result in loss of life, the kidnapping of our crew or the theft, damage or destruction of our vessels or of containers or cargo being transported thereon. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterers, impairing their ability to make payments to us under our charters.

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

Global Ship Lease’s containerships and its cargoes are at risk of being damaged or lost because of events such as marine accidents, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. Any of these events connected to Global Ship Lease’s vessels or other vessels under the initial Charterer’s control, or any other factor which negatively affects the initial Charterer’s business such as the current economic downturn and significant cyclical depression in the container shipping industry, could impair the ability of the initial Charterer to make payments to Global Ship Lease pursuant to its charters. Although the initial Charterer is obligated to pay Global Ship Lease charterhire regardless of the amount of cargo being carried on board, it is possible that generally low cargo volumes and low freight rates or events noted above may render the initial Charterer financially unable to pay Global Ship Lease its hire. Furthermore, there is a risk that a vessel may become damaged, lost or destroyed during normal operations and any such occurrence may cause Global Ship Lease additional expenses to repair or substitute the vessel or may render Global Ship Lease unable to provide the vessel for chartering, which will cause Global Ship Lease to lose charter revenue.

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

Technological innovation could reduce Global Ship Lease’s charter income and the value of Global Ship Lease’s vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical condition. Efficiency includes speed, fuel economy and the ability to load and discharge containers quickly. Flexibility includes the ability to enter harbors with draft or other physical considerations, utilize related dock facilities, such as cranes, load or unload with on-board cranes, carry temperature controlled containers and pass through canals and straits. Physical condition is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or more flexible or have longer physical lives than Global Ship Lease’s vessels, competition from these more technologically advanced containerships could adversely affect the amount of charterhire Global Ship Lease receives for its vessels once their initial charters expire and the resale value of its vessels could significantly decrease.

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

Environmental requirements can also affect the value or useful lives of vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, Global Ship Lease could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of oil-based products or other hazardous materials from its vessels or otherwise in connection with its operations. Global Ship Lease could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with its existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, criminal liabilities or seizure or detention of its vessels.

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

Further, in a recent case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income, and the terms of the time charter in that case differ in material respects from the terms of most of Global Ship Lease’s time charters. No assurance can be given that the IRS or a court of law would accept Global Ship Lease’s position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

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

Pursuant to an asset purchase agreement (the “asset purchase agreement”) with CMA CGM and certain of its vessel-owning subsidiaries, Global Ship Lease acquired from CMA CGM its current fleet of 14 secondhand vessels and three newly built vessels. All of the vessels are time chartered to CMA CGM (which, in such capacity, is sometimes referred to as the “initial Charterer”) for terms between five and 17 years equal to a non-weighted average term of 9.9 years remaining at December 31, 2008 for the 16 vessels in the fleet at that date. Global Ship Lease’s management team undertakes all management of, and strategy for, its fleet and supervises the day-to-day ship management of its vessels which is currently provided by CMA Ships (the “Ship Manager”), a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements.

On March 21, 2008, Global Ship Lease entered into a merger agreement pursuant to which Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, Inc., a subsidiary of CMA CGM, merged with and into GSL Holdings, Inc. (“GSL Holdings”), Marathon’s newly-formed, wholly owned Marshall Islands subsidiary, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, “Merger”). The Merger was consummated on August 14, 2008.

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

B. Business Overview

Our Fleet

Global Ship Lease’s fleet, as of September 30, 2009, consisted of 17 containerships, including three newly built vessels, with an aggregate capacity of 66,297 TEU and a weighted average age of approximately 5.6 years and a non-weighted average age of 6.6 years. All of these vessels were acquired from CMA CGM or its subsidiaries pursuant to the asset purchase agreement.

The table below provides information about Global Ship Lease’s current fleet. Each vessel is on charter to CMA CGM:

Vessel Name	Size (TEU)	Year Built	Classification Society
Ville d’Orion	4,113	1997	Bureau Veritas
Ville d’Aquarius	4,113	1996	Bureau Veritas
CMA CGM Matisse	2,262	1999	Bureau Veritas
CMA CGM Utrillo	2,262	1999	Bureau Veritas
Delmas Keta	2,207	2003	Bureau Veritas
Julie Delmas	2,207	2002	Bureau Veritas
Kumasi	2,207	2002	Bureau Veritas
Marie Delmas	2,207	2002	Bureau Veritas
CMA CGM La Tour	2,272	2001	Bureau Veritas
CMA CGM Manet	2,272	2001	Bureau Veritas
CMA CGM Alcazar	5,100	2007	Bureau Veritas
CMA CGM Château d’If	5,100	2007	Bureau Veritas
CMA CGM Thalassa	10,960	2008	Bureau Veritas
CMA CGM Jamaica	4,298	2006	Germanischer Lloyd
CMA CGM Sambhar	4,045	2006	Lloyd’s Register
CMA CGM America	4,045	2006	Lloyd’s Register
CMA CGM Berlioz	6,627	2001	Bureau Veritas

In addition, Global Ship Lease has contracted to purchase two further containerships as set out below:

Vessel Name	Size (TEU)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Period (years)		Net Daily Rate ($)
Hull 789 (1)	4,250	2010	October 2010	Zim	7-8	(2)	$28,000
Hull 790 (1)	4,250	2010	December 2010	Zim	7-8	(2)	$28,000

(1)	Contracted to be purchased from German interests
(2)	Seven to eight year charter at charterer’s option

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

Initial Term

Each of the vessels in our current fleet is subject to a long-term time charter with CMA CGM. Global Ship Lease has separate subsidiaries to own each vessel in its fleet. Global Ship Lease guarantees the obligations of each of its subsidiaries under the charters. Each of Global Ship Lease’s charters commenced on each vessel’s delivery. Due to different delivery dates and durations, its charters will expire on different dates and over a period of time. Global Ship Lease believes the staggered expirations of its charters will reduce its exposure to re-chartering risk upon expiration of its initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters have initial terms of five to 17 years and its fleet has a non-weighted average charter period of 9.9 years remaining at December 31, 2008 for the 16 vessels in the fleet at that date. The initial charter periods for Global Ship Lease’s current fleet are as follows:

Vessel Name	Commencement of Charter	Charter Period (Years)
Ville d’Orion	December 2007	5
Ville d’Aquarius	December 2007	5
CMA CGM Matisse	December 2007	9
CMA CGM Utrillo	December 2007	9
Delmas Keta	December 2007	10
Julie Delmas	December 2007	10
Marie Delmas	December 2007	10
Kumasi	December 2007	10
CMA CGM La Tour	December 2007	9
CMA CGM Manet	December 2007	9
CMA CGM Alcazar	January 2008	13
CMA CGM Château d’If	January 2008	13
CMA CGM Thalassa	December 2008	17
CMA CGM Jamaica	December 2008	14
CMA CGM Sambhar	December 2008	14
CMA CGM America	December 2008	14
CMA CGM Berlioz	August 2009	12

Net Daily Rate

“Net daily rate” refers to the basic payment by the charterer to the owner for the use of the vessel, net of any chartering commission (if applicable). Under all of the time charters for its current fleet, hire is payable to Global Ship Lease in advance every 15 days in United States dollars. The net daily rate is a fixed daily amount that will remain the same for the duration of the charter, although in certain circumstances the charter rate can increase. For example, under the global expense agreement, CMA CGM has agreed, effective as of the fourth year of each charter agreement, to compensate Global Ship Lease for any vessel in its fleet on charter to CMA CGM by the amount by which actual operating costs per day (excluding any drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is based on projected operating costs over the life of each charter, provided more than 50% of such increase is attributable to crew and lubricating oil costs, such compensation not to exceed $500 per day per vessel.

The following chart shows the net daily hire rate that CMA CGM has agreed to pay for each vessel:

Vessel Name	Net Daily Rate ($)
Ville d’Orion	28,500
Ville d’Aquarius	28,500
CMA CGM Matisse	18,465
CMA CGM Utrillo	18,465
Delmas Keta	18,465
Julie Delmas	18,465
Marie Delmas	18,465
CMA CGM La Tour	18,465
CMA CGM Manet	18,465
Kumasi	18,465
CMA CGM Alcazar	33,750
CMA CGM Château d’If	33,750
CMA CGM Thalassa	47,200
CMA CGM Jamaica	25,350
CMA CGM Sambhar	25,350
CMA CGM America	25,350
CMA CGM Berlioz	34,000

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

For vessels in the current fleet, costs incurred due to structural changes because of changes in legal, classification society or regulatory requirements regarding the vessel shall be paid by Global Ship Lease although if the annual costs aggregate to more than $100,000 for each vessel impacted by such changes, the initial Charterer will compensate Global Ship Lease through an increase in charterhire from the year the aggregate amount is reached.

The charter agreements for vessels in the current fleet stipulate that the initial Charterer should re-imburse Global Ship Lease for any costs of war risks insurance additional premiums and additional crew expenses, if any, that are applicable if the initial Charterer acts outside the insurance limits and for entering areas which are specified by the insurance underwriters as being subject to additional premiums.

Right of First Refusal

Pursuant to the terms of the time charter, the initial Charterer of the current fleet has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if Global Ship Lease decides to sell the vessel during, or at the end of, the charter period. Should the initial Charterer not exercise its right of first refusal in case of a sale during the charter period, Global Ship Lease will be entitled to sell the vessel, subject to the initial Charterer’s approval, which shall not be unreasonably withheld. The initial Charterer has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to the initial Charterer’s interest.

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

Termination and Withdrawal

If a vessel in the current fleet is off-hire for more than 90 consecutive days, then the initial Charterer may cancel the charter without any further consequential claims provided the vessel is free of cargo.

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

Ship Management Agreements

For the current fleet Global Ship Lease’s Ship Manager, CMA Ships, a subsidiary of CMA CGM, provides day-to-day technical ship management services, including purchasing, crewing, provision of lubricating oil, vessel maintenance including arranging drydocking inspections and ensuring compliance with flag, class and other statutory requirements necessary to support Global Ship Lease’s business. CMA CGM guarantees the performance of all services and any payment due to Global Ship Lease by its Ship Manager pursuant to the ship management agreements.

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

Global Ship Lease intends that the ship management of newbuilding hulls 789 and 790, scheduled for delivery in the fourth quarter of 2010 for timecharter to Zim, will be subcontracted to a third party ship manager unrelated to CMA CGM.

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

Vessel Name	Per Diem Cap ($)
Ville d’Orion	6,400
Ville d’Aquarius	6,400
CMA CGM Matisse	5,400
CMA CGM Utrillo	5,400
Delmas Keta	5,400
Julie Delmas	5,400
Marie Delmas	5,400
CMA CGM La Tour	5,400
CMA CGM Manet	5,400
Kumasi	5,400
CMA CGM Alcazar	5,900
CMA CGM Château d’If	5,900
CMA CGM Thalassa	8,800
CMA CGM Jamaica	6,650
CMA CGM Sambhar	6,650
CMA CGM America	6,650
CMA CGM Berlioz	7,800

Once its ship management agreements and the global expense agreement with its Ship Manager expire or are terminated, Global Ship Lease may not be able to negotiate similar terms in replacement agreements.

Also in the global expense agreement, CMA CGM has agreed, effective as of the fourth year of each charter agreement, to compensate Global Ship Lease, for any vessel in its current fleet by the amount by which actual operating costs per day (excluding any drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is based on projected operating costs over the life of each charter, provided more than 50% of such increase is attributable to crew and lubricating oil costs, such compensation not to exceed $500 per day per vessel.

Credit Facility

Global Ship Lease has a senior secured credit facility with Fortis Bank (Nederland) N.V. (the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland, which Global Ship Lease refers to as its credit facility. Global Ship Lease drew funds under its credit facility to finance in part the purchase of its vessels from CMA CGM. All of Global Ship Lease’s vessel-owning subsidiaries are included as borrowers and guarantors jointly and severally guaranteeing Global Ship Lease’s obligations under the credit facility.

Credit Facility Amendment

Under the terms of the Credit Facility Amendment, effective as of August 20, 2009, the credit facility effectively became a term loan of approximately $600 million with a final maturity date of August 14, 2016. Following the Credit Facility Amendment, there is no undrawn capacity under the credit facility.

The credit facility has a leverage ratio test which provides that, if the leverage ratio exceeds 75%, the Agent may require a prepayment of the borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 75%.

Due to the global economic downturn and significantly reduced demand for container shipping services and containerships, combined with continued delivery of newbuildings, containership values have experienced dramatic declines in recent months. Purchase and sale transactions in the containership market have been very limited, confined primarily to small vessels and, in instances where such transactions have been completed, the prices have been significantly lower than comparable transactions in the past. No newbuilding orders have been placed for many months and many ship brokers have not been providing certificates of market value due to the disrupted market.

Due to the possibility that Global Ship Lease would exceed the maximum permitted leverage ratio under the credit facility as a result of the declines in charter-free market values of its vessels, Global Ship Lease’s lenders agreed to enter into the Credit Facility Amendment. Under the Credit Facility Amendment, the maximum 75% leverage ratio will not apply until the leverage ratio is first tested after the expiration of the waiver period which is up to and including November 30, 2010. Consequently the first such test is scheduled to be as of April 30, 2011. In addition, and in connection with the purchase of the CMA CGM Berlioz for $82.0 million, which was completed in August 2009, the Credit Facility Amendment permitted drawings of up to $42.0 million under the main credit facility and up to an additional $20.0 million as a newly created Over Advance Portion. In August, $42 .0 million was drawn under the main credit facility and $15.0 million was drawn under the Over Advance Portion. The $25.0 million balance of the purchase price was met from available cash. The Credit Facility Amendment provides that borrowings under the Over Advance Portion will be paid quarterly commencing November 2009 with free cash in excess of $20.0 million determined as of the previous month end. The Over Advance Portion is required to be fully prepaid by June 30, 2010. The credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarters as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter.

No additional indebtedness is permitted until the Over Advance Portion is repaid in full, other than for the purpose of financing the purchase of the two contracted vessels from German interests.

If any additional capital is raised, 25% of such additional capital, net of expenses, must be used to prepay borrowings under the credit facility. This provision terminates when the repayment profile of the credit facility is reduced to 18 years or lower, based on the market value and weighted average age of the vessels. In the event of a sale of a vessel or a total loss or constructive total loss of a vessel, the proceeds received from such sale, total loss or constructive total loss must be used to prepay borrowings under the credit facility.

Further, the undrawn portion of the credit facility amounting to approximately $200.0 million was cancelled and Global Ship Lease has agreed that it will not declare or pay any dividends to common shareholders during the waiver period or thereafter until the leverage ratio falls to 75% or below.

In connection with the Credit Facility Amendment, CMA CGM has agreed not to reduce its holding of common shares in Global Ship Lease below the current level of approximately 24.4 million common shares and to defer the redemption of the $48.0 million preferred shares until after the final maturity of the credit facility in August 2016.

General Borrowing Terms

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under its credit facility, net of surplus cash held in the retention account, to the aggregate charter-free market value of the vessels securing the credit facility plus the value of other security held. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. If only one such valuation is available at the relevant time, then the result of that valuation will be used to assess the leverage ratio until a second valuation, to be sought monthly, becomes available and the two valuations can be averaged. Should no current valuations be available at the relevant time, then the leverage ratio will be assumed to be over 100%. The margin is fixed at 3.50% until the leverage ratio is first tested after November 30, 2010. Set forth below is the margin that applies for the relevant leverage ratio once the fixed margin period expires.

Leverage Ratio	Margin
Up to 65%	2.50%
Greater than 65% to 75%	3.00%
Greater than 75%	3.50%

During the continuance of any principal or interest default, the margin on the overdue amounts increases by 2% per annum. Pursuant to the terms of the credit facility, Global Ship Lease must hedge at least 50% of the amounts outstanding under the credit facility. Global Ship Lease hedged, prior to the Merger, the majority of the amounts outstanding under the credit facility.

Until undrawn commitments were cancelled pursuant to the Credit Facility Amendment, Global Ship Lease paid a commitment fee of 0.50% per annum on the undrawn portion of the credit facility. Global Ship Lease is responsible for the duly justified costs properly incurred in connection with the establishment and the maintenance of the credit facility.

Global Ship Lease is permitted to make early prepayments that can reduce subsequent prepayment obligations. Any amount outstanding under the credit facility at the final maturity date in August 2016 must be repaid in one installment.

Security

Global Ship Lease’s credit facility provides that borrowings under the credit facility are secured by the following:

•	a first priority pledge over Global Ship Lease’s bank accounts, and those of Global Ship Lease’s subsidiaries’ owning vessels in the security package, which are held with the Agent;

•	cross-collateralized first priority mortgages on each of the vessels in the security package registered or flagged in a jurisdiction acceptable to the lenders;

•	marine and war risks insurance covering a minimum of 110% of the outstanding credit facility amount;

•	a first priority assignment of time charter contracts, in respect of the vessels in the security package;

•	a first priority assignment of insurances in respect of each of the vessels in the security package;

•	a first priority pledge over the shares of Global Ship Lease’s borrowing or guaranteeing subsidiaries;

•	corporate guarantees for Global Ship Lease’s obligations from guarantors being Global Ship Lease’s non-borrowing subsidiaries under this credit facility;

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

•	Global Ship Lease supplies a list of acceptable flags approved by the Agent. Global Ship Lease may change flag to another approved flag provided the Agent receives the required documentation;

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

•

Global Ship Lease’s ratio of EBITDA to debt service, on a trailing four-quarter basis, shall be no less than 1.10 to 1. (Under the Credit Facility Amendment, $10.0 million per quarter is the amount of debt prepayment deemed to be the scheduled prepayment for the purposes of determining debt service); and

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

•

Intermediate Surveys. Also referred to as extended annual surveys, intermediate surveys are typically conducted two and one-half years after (a) commissioning the vessel and (b) after each class renewal. A drydocking is usually required during the intermediate survey for inspection of underwater parts and for repairs related to inspections. However, by increasing the resilience of the underwater coating and marking the vessel’s hull to accommodate in-water inspection by divers, in-water inspections may be accepted by classification societies in lieu of drydockings at intermediate surveys. If any defects are found, the classification surveyor will issue a “recommendation” that must be rectified by the shipowner within prescribed time limits. A drydocking would only be required if the in-water inspection showed urgent repairs that could only be carried out in drydock. In-water inspections are typically less expensive than drydocking inspections and Global Ship Lease intends to conduct in-water inspections when that option is available to it.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out typically every five years on the ship’s hull, machinery, including the electrical plant, and any special equipment classed, at the intervals indicated by the character of classification for the hull. Vessels are required to be inspected in a drydock as part of the special survey. At the special survey, the vessel is thoroughly examined including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial expense may have to be incurred for steel renewals to pass a special survey if the vessel has experienced excessive wear and tear. As an alternate to carrying out all of the required inspections at the special survey every five years, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous basis, in which every relevant part of the vessel would be surveyed on a five year cycle. A dry-docking is still required at the firth year anniversary to inspect underwater parts. The process of continuous class renewal spreads out the required inspections and their associated cost, whilst the vessel is still in service, and reduces the amount of inspection required each fifth year.

As a condition for obtaining insurance coverage as well as for obtaining financing from its lenders, each of Global Ship Lease’s vessels needs to be certified “in class” by a member of the IACS. Pursuant to the terms of the asset purchase agreement, any recommendations or suspensions from class which existed at the time of sale to Global Ship Lease would need to be remedied at the sole expense of the vendor before or during the next scheduled drydocking of that vessel. Global Ship Lease is also indemnified for a period of two years from the date of the purchase of each vessel for certain losses incurred prior to the full repair of any vessel that arise out of any recommendations existing on the vessel or suspensions from class at the time of sale. Generally, if the recommendations are not sufficiently corrected as determined by a member of the IACS, then the vessel may not remain “in class.” If a vessel is not “in class,” it may not be covered by insurance, and may not be available for charter. In addition, Global Ship Lease’s vessels must remain “in class” as a condition to obtaining financing from the lenders under its credit facility.

The following table lists the months by which the vessels in Global Ship Lease’s fleet need to have completed their next drydocking:

Vessel Name	Drydocking Month*
Ville d’Orion	January 2012
Ville d’Aquarius	December 2011
CMA CGM Matisse	November 2014
CMA CGM Utrillo	November 2009
Delmas Keta	March 2013
Julie Delmas	October 2012
Marie Delmas	January 2012
CMA CGM La Tour	June 2011
CMA CGM Manet	October 2011
Kumasi	March 2012
CMA CGM Alcazar	November 2012
CMA CGM Château d’If	December 2012
CMA CGM Thalassa	December 2013
CMA CGM Jamaica	September 2011
CMA CGM Sambhar	July 2011
CMA CGM America	September 2011
CMA CGM Berlioz	July 2011

*	Expected month of drydocking assume that the vessels of Global Ship Lease’s fleet qualify for in-water inspections.

Competition

Global Ship Lease operates in markets that are highly competitive. Global Ship Lease expects to compete for vessel purchases and charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Global Ship Lease also expects to compete with many other companies, including CMA CGM and its subsidiaries, to, among other things, purchase newbuildings and secondhand vessels to grow its fleet.

Global Ship Lease expects substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors may have greater financial resources than Global Ship Lease, and may also operate larger fleets and may be able to offer better charter rates. Due to the industry downturn, there are an increasing number of vessels available for charter, including many from owners with strong reputations and experience. The lack of available financing and excess supply of vessels in the container shipping market results in a more active short-term charter market and greater price competition for charters. As a result of these factors, Global Ship Lease may be unable to purchase additional containerships, expand its relationships with CMA CGM or to obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on its business, results of operations and financial condition.

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

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Global Ship Lease will be required to maintain operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with United States and international regulations. Because such laws and regulations are changed frequently and may impose increasingly strict requirements, future environmental regulations may limit Global Ship Lease’s ability to do business, increase its operating costs, force the early retirement of its vessels and/or affect their resale value, all of which could have a material adverse affect on its financial condition and results of operations.

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

These requirements could require modifications to Global Ship Lease’s vessels to achieve compliance. Global Ship Lease is evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to the company’s operations.

The operation of Global Ship Lease’s vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires shipowners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to adopt a safety and environmental protection policy; instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities within the provision of the ISM Code; procedures to prepare guidelines and respond to emergency situation; and procedures for internal audits and management reviews. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2008, each of the vessels in the fleet, and the entities managing or owning them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

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

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants and affects all owners and operators whose vessels trade in the United States, including its territories and possessions, or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which are not owned or operated by Global Ship Lease), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships.

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

On July 1, 2009 the United States Coast Guard by Interim Rule increased the limits of the liability of responsible parties with effect from July 31, 2009. For any non-tank vessel, the new limits on liability are the greater of $1,000 per gross ton or $854,400. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Additionally, OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. Global Ship Lease intends to comply with all applicable state regulations in the ports where its vessels call.

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

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The company’s vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. More recently, in November 2007, the EPA issued an Advance Notice of Proposed Rulemaking regarding its plan to propose more stringent emission standards and other related provisions for new Category 3 marine engines. The standards under consideration are consistent with the U.S. Government’s proposal to amend Annex VI of MARPOL discussed above, by establishing lower standards for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides. Certain emission standards under consideration could take effect as early as 2011. This announcement comes as the EPA is defending a lawsuit seeking to require new limits for emissions from Category 3 marine diesel engines on U.S. and foreign-flagged vessels operating in U.S. waters. If these amendments are implemented and apply to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install equipment in these vessels to comply.

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

After a previous attempt to regulate the emissions of auxiliary diesel engines on ocean-going vessels was rejected by the Ninth Circuit, California’s Air Resources Board, or CARB, approved new regulations on July 24, 2008. These regulations apply to ocean-going vessels’ main diesel engines, auxiliary engines, and auxiliary boilers when operating within 24 miles of the California coast and require operators to use low sulfur fuels. The Office of Administrative Law approved the rulemaking and filed it with the Secretary of State on May 29, 2009. The regulation became effective on June 28, 2009.

California also approved regulations on December 3, 2008 to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. The regulations became effective January 2, 2009 and require vessel operators to either (1) turn off auxiliary engines for most of their stay and connect the vessel to some other source of power, most likely a shore-based grid, or (2) use alternative control techniques to achieve equivalent emission reductions. These requirements may increase operating costs while in California ports.

European Union

In waters of the European Union, or the EU, the company’s vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect at least 25% of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards.

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

The EU is currently considering other proposals to further regulate vessel operations. In October 2007, the EU adopted a new Integrated Maritime Policy for the European Union that included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. Individual countries in the EU may also have additional environmental and safety requirements. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority. The trend, however, is towards increasing regulation and our expectation is that requirements will become more extensive and more stringent. Were more stringent future requirements to be put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our costs of operating, potentially affecting financial performance.

It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Regions

The environmental protection regimes in other relatively high-income countries, such as Canada, resemble those of the United States. To the extent Global Ship Lease’s vessels operate in the territorial waters of such countries or enter their ports, the relevant vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on its vessels and may entail significant expenditures on its part and may increase the company’s costs to operate its fleet. These requirements, however, would apply to the industry as a whole and would also affect Global Ship Lease’s competitors.

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

Hull & Machinery, Loss of Hire and War Risks Insurance

Global Ship Lease maintains marine hull and machinery and war risks insurances, which cover the risk of actual or constructive total loss, for all of its vessels. Its vessels are each covered up to at least fair market value, which Global Ship Lease expects to assess at least annually, with certain deductibles per vessel per incident. Global Ship Lease also maintains increased value coverage for each of its vessels under which in the event of total loss or constructive total loss of a vessel, Global Ship Lease will be entitled to recover amounts otherwise not recoverable under its basic hull and machinery or war policies due to under-insurance. Under the terms of its credit facility, Global Ship Lease has assigned these insurance policies to its lenders and is subject to restrictions on its use of any proceeds there from.

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

C. Organizational Structure

The holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each vessel is owned by a directly held separate wholly owned subsidiary. Sixteen vessels are owned by companies incorporated in Cyprus and one is held by a Marshall Islands company. In addition, Global Ship Lease Services Limited, a company incorporated in England and Wales and which is directly wholly owned by the holding company, provides administrative services to the group.

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

Global Ship Lease acquired 10 secondhand vessels in December 2007, two newly built vessels in January 2008 and three secondhand vessels and one newly built vessel in December 2008. In August 2009, the company also purchased a further second-hand vessel from CMA CGM, chartered to CMA CGM for 12 years. All 17 vessels are chartered to CMA CGM under fixed-rate time charters, with staggered expirations, for terms that range from five years to 17 years. Each charter commenced on the delivery of the relevant vessel to Global Ship Lease.

The company has also contracted to purchase two newly built vessels from German interests scheduled for delivery in the fourth quarter of 2010. These two vessels are to be chartered to Zim for seven to eight years.

Global Ship Lease has entered into ship management agreements with its Ship Manager for the day-to-day technical management of its current fleet of vessels. See “Business Overview—Ship Management Agreements” for a more detailed description of Global Ship Lease’s ship management agreements.

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

Global Ship Lease’s financial results will be largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in Global Ship Lease’s fleet and their charter rates;

•	the number of days that Global Ship Lease’s vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;

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

CMA CGM is currently Global Ship Lease’s only customer and charter payments from CMA CGM are Global Ship Lease’s sole source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and Global Ship Lease cannot assure its shareholders that CMA CGM will be able to make charter payments to it. In particular, CMA CGM announced in September 2009 that CMA CGM and its lenders are exploring a potential financial restructuring and that CMA CGM is seeking to reduce and in some cases cancel certain ship deliveries. If CMA CGM is unable to make charter payments to it, Global Ship Lease’s results of operations and financial condition will be materially adversely affected. Currently, Global Ship Lease has good commercial relations with CMA CGM, and has no reason to believe that CMA CGM will not be able to meet its commitments under its charter agreements with Global Ship Lease.

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

Revenue Recognition

Unlike the Predecessor Group, whose revenue was derived from freight revenue generated by cargo transportation services, Global Ship Lease’s charter revenue is generated from long-term time charters for each vessel. The charters are regarded as operating leases and provide for a per vessel fixed daily charter rate. Revenue is recorded as earned. Assuming Global Ship Lease’s vessels are not off-hire, Global Ship Lease’s charter revenues are fixed for the period of the current charters and, accordingly, little judgment is required to be applied to the amount of revenue recognition.

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

Due to the global economic downturn and significantly reduced demand for container shipping services and thus for containerships, combined with continuing delivery of newbuilds, containership values have experienced dramatic declines in recent months. The book value of the Global Ship Lease’s fleet is likely to be greater than its market value based on ship brokers’ valuation. Please see — Item 3 “Key Information—Risk Factors”.

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

•	the days on-hire which are estimated at a level consistent with Global Ship Lease’s on-hire statistics and peer group benchmarking;

•	useful life;

•	future operating costs including insurance; and

•	the drydock expenses which are estimated based on one drydock every five years.

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

Share based compensation

Global Ship Lease has awarded restricted stock units to its employees which vest, based on service conditions only, over a period of time up to three years from the award date. In addition, half of the base compensation paid to the directors is in the form of restricted stock units which vest, based on service conditions only, annually in arrears. The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

Recent accounting pronouncements

On April 9, 2009, the FASB issued FASB Staff Position (FSP) No. 107-1 and APB 28-1 (FSP 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments.” This FSP requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. This FSP is effective for interim and annual periods ending after June 15, 2009 and should be applied prospectively. The adoption of this pronouncement did not have a material impact on the company’s financial statements.

On April 9, 2009 the FASB issued FSP No. 115-2 and Financial Accounting Standard (FAS) 124-2 (FSP No. 115-2 and FAS 124-2), “Recognition and Presentation of Other Than Temporary Impairments.” This FSP is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. This FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This FSP is effective for interim and annual periods ending after June 15, 2009 and should be applied prospectively. The adoption of this pronouncement did not have a material impact on the company’s financial statements.

The FASB “Accounting Standards Codification” (the Codification) became effective on July 1, 2009, officially becoming the single source of authoritative non-governmental U.S. generally accepted accounting principles (GAAP), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. Only one level of authoritative GAAP now exists and it is termed Accounting Standards Codification (“ASC”). All other accounting literature is considered non-authoritative. The Codification reorganizes GAAP pronouncements into accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission (SEC) guidance organized using the same topical structure in separate sections within the Codification. This has impacted the company’s financial statements as all references to authoritative accounting literature has now been referenced in accordance with the Codification.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The company has adopted this pronouncement which is applicable to interim or annual periods ending on or after June 30, 2009 and evaluates for disclosure in its financial statements subsequent events that have occurred up to the date of issuance of the relevant financial statements.

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

Operating Income

As a consequence of all preceding items, operating income was $21.9 million for the period from January 1 to August 14, 2008, of which $24.0 million related to the time charter business of Global Ship Lease and $2.1 million loss related to the Predecessor Group’s business, and $14.9 million for the period from August 15 to December 31, 2008 all related to the time charter business. This compares to $30.2 million in 2007 of which $1.2 million related to the time charter business of Global Ship Lease and $28.9 million related to the Predecessor Group’s business.

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

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives in 2008 was $2.7 million for the period from January 1 to August 14, all related to the time charter business of Global Ship Lease, and $55.3 million loss for the period from August 15 to December 31, 2008 also all related to the time charter business.

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

Operating Expenses

Operating expenses increased 21%, or $53.1 million, from $251.9 million in 2006 (or 84% of operating revenue) to $304.9 million in 2007 (or 91% of operating revenue). Out of this amount, $303.3 million is related to the period when vessels were under the Predecessor Group’s ownership, and $1.7 million is related to the period when the vessels were under Global Ship Lease’s ownership. Operating expenses consist of the following items:

•

Voyage expenses: Voyage expenses grew 17% or $36.3 million, from $213.1 million in 2006 (or 71% of operating revenue) to $249.5 million in 2007 (or 74% of operating revenue) despite the reduction in service days of 159 following the sale of the vessels. Voyage expenses are trade related and refer therefore exclusively to the period when vessels were owned by the Predecessor Group. The $36.3 million increase is related to the introduction of CMA CGM Alcazar, an impact of $4.2 million, to a $37.1 million, or 34%, increase in voyage expenses relating to CMA CGM vessels, mainly due to a 20% increase in bunker fuel price from $305 per ton in 2006 to $352 per ton in 2007, and to a 5%, or $5.0, million decrease in voyage expenses relating to the Predecessor Group vessels due to the drydock period when three vessels did not incur voyage expenses.

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

Global Ship Lease’s Credit Facility

Global Ship Lease has a senior secured credit facility with Fortis Bank (Nederland) N.V. (the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland, which Global Ship Lease refers to as its credit facility. Global Ship Lease drew funds under its credit facility to finance in part the purchase of its vessels from CMA CGM. All of Global Ship Lease’s vessel-owning subsidiaries are borrowers and guarantors jointly and severally guaranteeing Global Ship Lease’s obligations under the credit facility.

Credit Facility Amendment

Under the terms of the Credit Facility Amendment, effective as of August 20, 2009, the credit facility effectively became a term loan of approximately $600 million with a final maturity date of August 14, 2016. Following the Credit Facility Amendment, there is no undrawn capacity under the credit facility.

The credit facility has a leverage ratio test which provides that, if the leverage ratio exceeds 75%, the Agent may require a prepayment of the borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 75%.

Due to the global economic downturn and significantly reduced demand for container shipping services and containerships, combined with continued delivery of newbuildings, containership values have experienced dramatic declines in recent months. Purchase and sale transactions in the containership market have been very limited, confined primarily to small vessels and, in instances where such transactions have been completed, the prices have been significantly lower than comparable transactions in the past. No newbuilding orders have been placed for many months and many ship brokers have not been providing certificates of market value due to the disrupted market.

Due to the possibility that Global Ship Lease would exceed the maximum permitted leverage ratio under the credit facility as a result of the declines in charter-free market values of its vessels, Global Ship Lease’s lenders agreed to enter into the Credit Facility Amendment. Under the Credit Facility Amendment, the maximum 75% leverage ratio will not apply until the leverage ratio is first tested after the expiration of the waiver period which is up to and including November 30, 2010. Consequently the first such test is scheduled to be as of April 30, 2011. In addition, and in connection with the purchase of the CMA CGM Berlioz for $82.0 million, which was completed in August 2009, the Credit Facility Amendment permitted drawings of up to $42.0 million under the main credit facility and up to an additional $20.0 million as a newly created Over Advance Portion. In August, $42 .0 million was drawn under the main credit facility and $15.0 million was drawn under the Over Advance Portion. The $25.0 million balance of the purchase price was met from available cash. The Credit Facility Amendment provides that borrowings under the Over Advance Portion will be paid quarterly commencing November 2009 with free cash in excess of $20.0 million determined as of the previous month end. The Over Advance Portion is required to be fully prepaid by June 30, 2010. The credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarters as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter.

No additional indebtedness is permitted until the Over Advance Portion is repaid in full, other than for the purpose of financing the purchase of the two contracted vessels from German interests.

If any additional capital is raised, 25% of such additional capital, net of expenses, must be used to prepay borrowings under the credit facility. This provision terminates when the repayment profile of the credit facility reduces to 18 years or lower, based on the market value and weighted average age of the vessels. In the event of a sale of a vessel or a total loss or constructive total loss of a vessel, the proceeds received from such sale, total loss or constructive total loss must be used to prepay borrowings under the credit facility.

Further, the undrawn portion of the credit facility amounting to approximately $200.0 million was cancelled and Global Ship Lease has agreed that it will not declare or pay any dividends to common shareholders during this waiver period or thereafter until the leverage ratio falls to 75% or below.

In connection with the Credit Facility Amendment, CMA CGM has agreed not to reduce its holding of common shares in Global Ship Lease below the current level of approximately 24.4 million common shares and to defer the redemption of the $48.0 million preferred shares until after the final maturity of the credit facility in August 2016.

General Borrowing Terms

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under its credit facility, net of surplus cash held in the retention account, to the aggregate charter-free market value of the vessels securing the credit facility plus the value of other security held. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. If only one such valuation is available at the relevant time, then the result of that valuation will be used to assess the leverage ratio until a second valuation, to be sought monthly, becomes available and the two valuations can be averaged. Should no current valuations be available at the relevant time, then the leverage ratio will be assumed to be over 100%. The margin is fixed at 3.50% until the leverage ratio is first tested after November 30, 2010. Set forth below is the margin that applies for the relevant leverage ratio once the fixed margin period expires.

Leverage Ratio	Margin
Up to 65%	2.50%
Greater than 65% to 75%	3.00%
Greater than 75%	3.50%

During the continuance of any principal or interest default, the margin on the overdue amounts increases by 2% per annum. Pursuant to the terms of the credit facility, Global Ship Lease must hedge at least 50% of the amounts outstanding under the credit facility. Global Ship Lease hedged, prior to the Merger, the majority of the amounts outstanding under the credit facility.

Until undrawn commitments were cancelled pursuant to the Credit Facility Amendment, Global Ship Lease paid a commitment fee of 0.50% per annum on the undrawn portion of the credit facility. Global Ship Lease is responsible for the duly justified costs properly incurred in connection with the establishment and the maintenance of the credit facility.

Global Ship Lease is permitted to make early prepayments that can reduce subsequent prepayment obligations. Any amount outstanding under the credit facility at the final maturity date in August 2016 must be repaid in one installment.

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

An additional $57.0 million was borrowed in August 2009 under the credit facility to purchase the CMA CGM Berlioz, the final ship to be purchased pursuant to the asset purchase agreement with CMA CGM, consisting of drawings of $42.0 million under the main credit facility and $15.0 million under the newly created Over Advance Portion. The $25.0 million balance of the purchase price of $82.0 million was met from available cash.

As a result of the Credit Facility Amendment, the undrawn portion of the credit facility was cancelled. Alternate sources of financing are required in order to complete the purchases of the two 4,250 TEU newbuildings for total contracted price of $77.4 million per vessel, of which 10% has been paid and 90% is to be paid upon delivery, which is expected to be in the fourth quarter of 2010.

Working capital and dividends

Global Ship Lease’s net cash flows from operating activities corresponds directly with the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Global Ship Lease’s net cash flows from operating activities will not be exposed to the same fluctuations in operating expenses to which the Predecessor Group’s cash flows were subject. Pursuant to Global Ship Lease’s ship management agreements, Global Ship Lease has agreed to pay its Ship Manager an annual management fee of $114,000 per vessel and it will reimburse its Ship Manager for operating costs it incurs on Global Ship Lease’s behalf up to a quarterly cap pursuant to the global expense agreement (other than drydocking expenses and insurance premiums which will not be subject to the cap). Charterhire is payable by the initial Charterer 15 days in advance and estimated ship management costs are payable monthly in advance. Although Global Ship Lease can provide no assurances, it expects that its cash flow from its chartering arrangements will be sufficient to cover its ship management costs and fees, interest payments, commitment fees and other financing costs under its credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses. Based on such arrangements, Global Ship Lease expects that its operating cash flow will be reasonably stable for at least the initial three year terms of the ship management agreements and will be sufficient to fund its working capital requirements.

The Credit Facility Amendment provides that Global Ship Lease may not declare or pay common dividends before November 30, 2010 or until the leverage ratio is no more than 75%, whichever is later. As a result, Global Ship Lease has suspended its previous policy of paying dividends to common shareholders.

The Credit Facility Amendment provides that borrowings under the Over Advance Portion totaling $15.0 million will be repaid quarterly commencing November 2009 with free cash in excess of $20.0 million determined as of the previous month end. The Over Advance Portion is required to be fully prepaid by June 30, 2010. The credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter.

Further, the $48.0 million Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

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

Global Ship Lease’s longer term liquidity requirements include financing the purchase of the two 4,250 TEU newbuildings from German interests and repayment of the remaining principal balance of its credit facility at the final maturity date in August 2016. In addition to funds generated by the business, Global Ship Lease may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to meet its obligations and will likely require such further funding to meet all of its repayment obligations under the credit facility.

C. Research and Development

Not applicable.

D. Trend Information

Container shipping is a cyclical industry, with the demand for container shipping services driven by global trade. Between 1997 and 2007 containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fuelled partly by exports from China. This period of high growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December, 2008 the orderbook was estimated to represent approximately 50% of existing global capacity measured in TEU. By August 2009 it had fallen to approximately 40%, with no additional newbuildings contracted in the preceding nine months.

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

The global economic crisis has adversely impacted containerized trade, with negative demand growth widely anticipated for 2009. Liner operators’ published results for the first two quarters of 2009 have been poor, reflecting the challenging market environment with both lower trade volumes and significantly reduced freight rates. For charter-owners, the adverse impact of reduced demand has been compounded in the near term by supply-side growth. As of August 2009 approximately 10% of the existing containership fleet was assessed to be idle, with the substantial orderbook still to be delivered. In August 2009, spot market charter rates for a 3,500 TEU vessel were around $6,000 per day. Vessel values have also fallen but an accurate assessment of this decline is hindered by limited liquidity in the sale and purchase market together with the recent freeze in contracting of newbuildings. Vessel values and spot market charter rates are expected to remain under pressure at least through 2009.

E. Off-Balance Sheet Arrangements

Except as described under Item 5F (Contractual Obligations) and Item 11 (Quantitative and Qualitative Disclosure About Market Risk), Global Ship Lease does not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Contractual Obligations

The contractual obligations presented below represent Global Ship Lease’s estimates of future payments under fixed contractual obligations and commitments as of December 31, 2008. Changes in Global Ship Lease’s business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and Global Ship Lease’s actual payments in future periods are likely to vary from those presented in the table. The table does not reflect the consequences of the Credit Facility Amendment dated August 20, 2009—Please see Item 5.B “Global Ship Lease’s Credit Facility”—or any other events subsequent to December 31, 2008. The footnotes to the table include a description of the main consequences of the Credit Facility Amendment as they might affect contractual obligations.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations (1)	$—	$—	$127.7	$635.8	$763.4
Interest on long term debt obligations (2)	29.0	75.6	76.0	58.9	239.6
Net obligation under Interest Rate Swaps (3)	5.3	12.2	10.9	8.8	37.2
Ship management agreements (4)	1.9	2.5	0.1	—	4.4
Vessel purchase agreements (5)	82.0	139.3	—	—	221.3
Mandatorily Redeemable Preferred Shares and related interest (6)	1.9	51.2	—	—	53.1

	$120.2	$280.7	$214.6	$703.4	$1,319.0

(1)	Global Ship Lease did not assume any of the Predecessor Group’s debt relating to the vessels in Global Ship Lease’s fleet. Amounts shown in the table reflect debt and interest payable to Fortis Bank (Nederland) N.V., or Agent, Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland under Global Ship Lease’s credit facility. Interest on the outstanding portion of Global Ship Lease’s credit facility will be charged at the rate of the margin over one, three, six, nine or 12 month LIBOR as determined by the Agent. During the continuance of any principal or interest payment default, the margin will increase by 2%. Global Ship Lease expects that interest on the balance outstanding will be payable at least quarterly. Long term debt obligations include the estimated effect of the financing of the three contracted vessels being CMA CGM Berlioz, which was purchased in August 2009, and two vessels to be acquired from German interests in fourth quarter 2010. The consequences of the Credit Facility Amendment are not reflected in the table but bring forward the commencement of repayments of borrowings, providing that borrowings under the Over Advance Portion will be paid quarterly commencing November 2009 with free cash in excess of $20.0 million determined as of the previous month end. The Over Advance Portion is required to be fully prepaid by June 30, 2010. The credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarters as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter. The Credit Facility Amendment also cancelled all undrawn commitments and therefore there is no availability under the facility to finance the purchase of the two vessels from German interests.
(2)	The estimated contractual interest obligation has been calculated using an assumed all in interest rate of 5.25% being estimated LIBOR of 2.50% plus a spread of 2.75%. The commitment fee payable on the undrawn amount of the credit facility is also included at 0.5%. The consequences of the Credit Facility Amendment are not reflected in the table but set the margin to be 3.50%, effectively up to April 30, 2011 and contemplates that this margin would continue if the leverage ratio remained over 75%. As all undrawn commitments were cancelled by the Credit Facility Amendment, commitment fees are no longer payable.
(3)	The estimated net obligations under Global Ship Lease’s interest rate swaps have been calculated using a LIBOR of 2.5% and assumes that the counterparties do not exercise their options to terminate as at March 17, 2013, three contracts totaling $191.0 million but that these continue to maturity of December 17, 2016.
(4)	Obligations under Global Ship Lease’s ship management agreements include an annual management fee of $114,000 per vessel and do not include the reimbursement of daily operating costs incurred on Global Ship Lease’s behalf. The final vessel to be purchased from CMA CGM pursuant to the asset purchase agreement is included from July 2009.
(5)	The table is presented on the basis that the final vessel to be purchased from CMA CGM under the asset purchase agreement is purchased in July 2009 for $82.0 million. On September 11, 2008, Global Ship Lease entered into contracts to purchase from German interests two 4,250 TEU containerships for a price of approximately $77.4 million each. The vessels are expected to be delivered in October and December 2010. A deposit of 10% was paid when the purchase contracts were signed and the balance of 90%, or approximately $139.3 million, is due upon delivery. As a result of the Credit Facility Amendment, Global Ship Lease has no capacity to borrow any further amounts under the credit facility to fund the remainder of the purchase price of the two newbuildings, and as such, must secure other sources of financing to meet its obligations to the sellers under the contracts. Global Ship Lease’s obligations under the purchase contracts are not conditioned on either the availability of financing or on the performance of the charters with Zim and which are due to come into effect on delivery of each vessel.
(6)	Series A Preferred Shares are included on the basis of being mandatorily redeemable in August 2011 at a cash price of $48 million. The interest obligation has been determined using an all in rate of 4.5% being estimated LIBOR of 2.5% plus the contractual spread of 2%. In connection with the Credit Facility Amendment, the consequences of which are not reflected in the table, CMA CGM has agreed to defer the redemption of the $48.0 million Preferred Shares until after the final maturity date of the Credit Facility such that the Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2008 are listed below:

Name	Age	Position
Michael S. Gross	46	Chairman of the Board
Howard Boyd	64	Director
Angus R. Frew	50	Director
Guy Morel	59	Director
Jeffrey D. Pribor	51	Director
Ian J. Webber	51	Chief Executive Officer
Susan J. Cook	52	Chief Financial Officer
Thomas A. Lister	39	Chief Commercial Officer
Vivek Puri	51	Chief Technical Officer

Michael S. Gross. Michael S. Gross has been a director of Global Ship Lease since its inception and was appointed Chairman in September 2008. Since July 2006, Mr. Gross has been a partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Since March 2007, Mr. Gross has served as the chairman, chief executive officer and managing member of Solar Capital, LLC. Between February 2004 and February 2006, Mr. Gross was the president and chief executive officer of Apollo Investment Corporation, a publicly traded business development company that he founded and on whose board of directors and investment committee he served as chairman from February 2004 to July 2006, and was the managing partner of Apollo Investment Management, L.P., the investment adviser to Apollo Investment Corporation. From 1990 to February 2006, Mr. Gross was a senior partner at Apollo Management, L.P., a private equity firm which he founded in 1990 with five other persons. In addition, from 2003 to February 2006, Mr. Gross was the managing partner of Apollo Distressed Investment Fund, an investment fund he founded to invest principally in non-control oriented distressed debt and other investment securities of leveraged companies. Mr. Gross currently serves on the boards of directors of Saks, Inc. and Jarden Corporation.

Howard Boyd. Howard Boyd has been a director of Global Ship Lease since August 2008. In 1996, Mr. Boyd was named chief executive officer of Safmarine, a container liner operator based in Antwerp, which was purchased by AP Moller-Maersk in 1999. Mr. Boyd took a leading role in the takeover and continued as chief executive officer of the separate Safmarine entity until his retirement in 2004. His career with Safmarine began in 1970 when he joined as a tanker accountant. Mr. Boyd held a variety of positions with Safmarine, including financial controller, USA trade executive, chief operating officer of the bulk division and bulk director. He became a member of the Safmarine board of directors in 1988. Mr. Boyd was appointed a consultant to AP Moller-Maersk, continuing as a director of Safmarine, from 2004 to 2008. During this period, he served on the Audit and Remuneration Committees. Mr. Boyd has a Bachelor of Commerce from University of Cape Town and qualified as a South African Chartered Accountant.

Angus R. Frew. Angus R. Frew has been a director of Global Ship Lease since August 2008. Mr. Frew has been chief executive of the British Chamber of Shipping since July 2009 and was president and chief executive officer from 2003 until early 2008 of GE SeaCo SRL, a joint venture between GE Capital and Sea Containers Ltd and one of the largest global container leasing companies. Mr. Frew was a director of the Institute of International Container Lessors from 2003 until early 2008, serving as chairman in 2004, and a director of the Container Owners’ Association from 2007 to early 2008. Mr. Frew was an officer of Sea Containers Ltd from 2003 to 2005 and senior vice president of its container division. From 1990 to 2002, Mr. Frew held senior management positions in the beverages industry with Grand Metropolitan Plc, Diageo Plc and The Seagram Company Ltd. After qualifying as a British Chartered Accountant in 1983, Mr. Frew held senior financial positions in a number of small entrepreneurial businesses in the IT consultancy, design and retail industries. Mr. Frew has an honors degree in chemistry from the University of Durham.

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

Mr. Webber was named, along with his former employer CP Ships Limited and other officers of that company, as a defendant in a securities class action case before the United States District Court for the Middle District of Florida (the “Court”). The consolidated amended class action complaint alleged violations of Section 10(b) and Rule 10b-5 of the Exchange Act against all defendants and Section 20(a) of the Exchange Act against the individual defendants. The parties have reached an agreement to settle this class action proceeding in its entirety. Under the terms of the settlement, Mr. Webber denies all wrongdoing, is not making any payment, and will be fully released from any liability in this matter. The settlement was given final approval by the Court on October 21, 2008. One objector appealed the Court’s final approval of the settlement to the 11th Circuit Court of Appeals. On August 13, 2009, the 11th Circuit dismissed the objector’s appeal. All time for further appeal has expired and a joint motion was filed on November 30, 2009 to dismiss a separate appeal from the district court’s dismissal of the complaint that had been stayed pending final approval of the settlement. Mr. Webber was also named, along with CP Ships Limited and several of its officers and directors, as a defendant in three purported securities class actions in Canada (the “Canadian Actions”). The Canadian Actions allege similar claims to those raised in the United States securities class action. The parties have reached an agreement to settle the Canadian Actions in their entirety. Under the terms of the settlement, Mr. Webber denies all wrongdoing, is not making any payment, and will be fully released from any liability in this matter. The settlement of the Canadian Actions is subject to final approval by the Quebec Superior Court and the Ontario Superior Court of Justice.

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

Vivek Puri. In November 2008 Mr. Puri was appointed as Chief Technical Officer of Global Ship Lease. Prior to joining Global Ship Lease, Mr. Puri was Senior Vice President and Chief Technical Officer for British Marine PLC UK. Before that he was Chief Technical Officer at Synergy Marine Cyprus, where he was responsible for the technical and commercial operations of a rapidly growing fleet of containerships. Mr. Puri spent 26 years with the Wallem Group, a global ship management company, where he held several positions including Managing Director of Wallem Ltd UK. Mr. Puri graduated from the Marine Engineering College India in 1978. He is a Chartered engineer, a Chartered marine engineer and a Fellow of the Institute of Marine Engineers and Scientists.

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

Compensation of Directors of Global Ship Lease

The Chairman of the board of directors receives an annual fee of $150,000, consisting of $75,000 in cash and an annual restricted stock grant with a grant date value of $75,000. The other directors of Global Ship Lease receive an annual fee of $100,000, consisting of $50,000 in cash and an annual restricted stock grant with a grant date value of $50,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee an additional $7,500. The Chairmen of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

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

In August 2008, the Global Ship Lease board of directors granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the Plan, which are expected to vest over a three-year period. One third of the award vested over 20 business days commencing mid September 2009, one third is expected to vest on the second anniversary of the Merger and one third on the third anniversary. In November 2008, Mr. Puri was been granted 80,000 restricted shares, half of which vested over 20 business days commencing mid September 2009 and half of which is expected to vest on the second anniversary of the Merger.

C. Board Practices

Global Ship Lease’s board of directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Mr. Morel and Mr. Pribor, expired at the first annual meeting of stockholders held in July 2009. They were re-elected to serve until the Annual Meeting to be held in 2012.

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

D. Employees

As of December 31, 2008, the company had four employees.

E. Share Ownership

See Item 7.A for information regarding beneficial ownership by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Global Ship Lease common shares as of November 30, 2009 by:

•	each person known by Global Ship Lease to be the beneficial owner of more than 5% of its outstanding common shares;

•	each of Global Ship Lease’s officers and directors; and

•	all of Global Ship Lease’s officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of Global Ship Lease common shares shown as beneficially owned, subject to applicable community property laws. As of November 30, 2009, an aggregate of 54,086,150 Global Ship Lease Class A and Class B common shares were issued and outstanding.

Percentage ownership calculations for beneficial ownership excluding IPO warrants, sponsor warrants and Class A warrants are based on 54,086,150 common shares outstanding, which includes only Class A and Class B common shares. Percentage ownership calculations for beneficial ownership including 39,531,348 IPO warrants, 6,188,088 Class A warrants and 710,273 unvested RSUs are based on 100,515,859 common shares outstanding, which (i) does not include shares underlying 5,500,000 sponsor warrants (since a cashless exercise as of November 30, 2009 would not result in the issuance of any shares), (ii) assumes the exercise in cash of all IPO warrants and all Class A warrants, and (iii) includes Class A common shares underlying the unvested restricted stock units issued to management and directors.

	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)	Excluding IPO Warrants, Sponsor Warrants and Class A Merger Warrants	Including IPO Warrants, Class A Warrants and unvested RSUs	Excluding IPO Warrants, Sponsor Warrants and Class A Warrants	Including IPO Warrants, Class A Warrants and unvested RSUs
Michael S. Gross (2)(3)	10,657,252	13,705,525	19.70%	13.64%
Jeffrey Pribor (3)	31,697	59,019	0.06%	0.06%
Howard Boyd (3)	6,697	34,019	0.01%	0.03%
Angus R. Frew (3)	6,697	34,019	0.01%	0.03%
Guy Morel (3)	6,697	34,019	0.01%	0.03%
Ian J. Webber (4)	81,800	331,800	0.15%	0.33%
Susan J. Cook (5)	38,800	173,800	0.07%	0.17%
Thomas Lister (6)	38,800	173,800	0.07%	0.17%
Vivek Puri (7)	23,000	63,000	0.04%	0.06%
All directors and executive officers as a group (9 individuals)	10,891,440	14,609,001	20.14%	14.53%
CMA CGM S.A.	24,412,700	27,544,600	45.14%	27.40%

	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)	Excluding IPO Warrants, Sponsor Warrants and Class A Merger Warrants	Including IPO Warrants, Class A Warrants and unvested RSUs	Excluding IPO Warrants, Sponsor Warrants and Class A Warrants	Including IPO Warrants, Class A Warrants and unvested RSUs
DePrince, Race & Zollo, Inc. (8)	2,153,181	8,293,516	3.99%	8.25%
Pine River Capital Management L.P. (9)	3,658,228	3,658,228	6.76%	3.64%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares and 3,007,288 Class A warrants. Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. In addition, Mr. Gross owns 3,850,000 sponsor warrants, which have been amended to be exercisable only on a cashless basis. On June 4, 2008, Mr. Gross entered into a stock purchase plan with Citi, in accordance with the guidelines of Rule 10b5-1 and the provisions of Rule 10b-18 of the Exchange Act, under which he placed a limit order to purchase up to 2,000,000 shares of Marathon common stock at a price of $8.00 per share or below. Under this plan, 2,000,000 shares were purchased at prices between $7.59 and $7.87 with an average price of $7.84 per share. In addition, in connection with the consummation of the Merger, Mr. Gross purchased 1,325,000 Class A common shares. In January 2009, Mr. Gross received 10,045 Class A common shares as part of his remuneration for 2008 as the company’s chairman. In the period November 16, 2009 to November 30, 2009, Mr. Gross purchased in open market transactions 1,104,495 Class A common shares at prices between $1.0682 and $1.50. At November 30, 2009 Mr. Gross held 40,985 restricted stock units in relation to his remunerations for 2009 as Chairman of the Board of Directors. The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, 5th Floor, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as Chief Executive Officer of Global Ship Lease. At November 30, 2009 Mr. Webber held 250,000 restricted stock units which are included in the table above.
(5)	Ms. Cook serves as Chief Financial Officer and Secretary of Global Ship Lease. At November 30, 2009 Ms. Cook held 135,000 restricted stock units which are included in the table above.
(6)	Mr. Lister serves as Chief Commercial Officer of Global Ship Lease. At November 30, 2009 Mr. Lister held 135,000 restricted stock units which are included in the table above.
(7)	Mr. Puri serves as Chief Technical Officer of Global Ship Lease. At November 30, 2009 Mr. Puri held 40,000 restricted stock units which are included in the table above
(8)	This information is based on the Schedule 13G filed with the SEC on February 9, 2009.
(9)	Each of Pine River Capital Management L.P., Nisswa Acquisition Masterfund Ltd. and Brian Taylor may be deemed to be the beneficial owner of 3,658,228 Class A common shares based on Schedule 13G filed with the SEC on July 23, 2009.

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

Furthermore, in connection with the Credit Facility Amendment in August 2009, CMA CGM has agreed not to reduce its holding of common shares in Global Ship Lease below the current level of approximately 24.4 million shares.

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

Dividend Policy

As noted in “Business Overview—Credit Facilities” above, pursuant to the terms of the Credit Facility Amendment, Global Ship Lease has agreed not to declare or pay any dividends to common shareholders until the later of November 30, 2010 or the date at which the leverage ratio falls to 75% or lower. The board of directors intends to review Global Ship Lease’s dividend policy once the company is eligible to resume dividend payments.

Dividends, if any, would be based on available cash flow, rather than net income, after all relevant cash expenditures, including cash interest expense on borrowings that finance operating assets, cash income taxes and after an allowance for the cash cost of future drydockings but not including deductions for non-cash items including depreciation and amortization and changes in the fair values of financial instruments, if any.

In addition to the 46,680,194 Class A common shares outstanding at October 31, 2009, there are 7,405,956 subordinated Class B common shares held by Marathon’s initial stockholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, Global Ship Lease can pay quarterly dividends on its Class A common shares and subordinated Class B common shares from its operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

Global Ship Lease’s ability to pay dividends may be limited by the amount of cash it can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to its profitability. Global Ship Lease is a holding company, and Global Ship Lease will depend on the ability of its subsidiaries to distribute funds to Global Ship Lease in order to satisfy its financial obligations and to pay dividend payments. Further, its board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. Please see Item 3 – “Key Information—Risk Factors” for a discussion of the risks associated with Global Ship Lease’s ability to pay dividends.

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

The following sets forth the high and low closing sales price of our Class A common shares, warrants and units, as reported on the NYSE for the periods shown:

Class A Common Shares

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$7.64	$6.33
December 31, 2008	$6.30	$2.34
March 31, 2009	$3.60	$1.84
June 30, 2009	$2.35	$1.75
September 30, 2009	$2.10	$1.19
December 31, 2009 (through November 30, 2009)	$1.66	$1.05

Warrants

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$1.53	$0.68
December 31, 2008	$0.60	$0.08
March 31, 2009	$0.28	$0.05
June 30, 2009	$0.15	$0.05
September 30, 2009	$0.12	$0.04
December 31, 2009 (through November 30, 2009)	$0.05	$0.02

Units

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$9.23	$7.00
December 31, 2008	$6.99	$2.35
March 31, 2009	$3.70	$2.00
June 30, 2009	$2.22	$1.51
September 30, 2009	$2.09	$1.36
December 31, 2009 (through November 30, 2009)	$1.93	$1.01

Item 10.	Additional Information

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

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the United States dollar. All of Global Ship Lease’s revenues and the majority of Global Ship Lease’s operating costs are in United States dollars. In the future, Global Ship Lease does not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, Global Ship Lease does not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or to use financial instruments for trading or other speculative purposes.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

2.1	Specimen Unit certificate (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.2	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.3	Specimen Warrant certificate (incorporated by reference to Exhibit 4.3 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.4	Warrant Agreement entered into by The Bank of New York and Marathon Acquisition Corp. (incorporated by reference to Exhibit 4.4 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.5	First Supplemental Warrant Agreement, dated March 18, 2008, between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.2 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

2.6	Second Supplemental Warrant Agreement, dated March 24, 2008, between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.3 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

2.7	Third Supplemental Warrant Agreement between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on August 7, 2008).

4.1	Agreement and Plan of Merger by and among Marathon Acquisition Corp., GSL Holdings, Inc., Global Ship Lease, Inc. and CMA CGM S.A., dated as of March 21, 2008 (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.2	Amendment, dated as of June 2, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc. (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.3	Second Amendment, dated as of July 3, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., as amended (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

4.4	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.5	Founder Warrant Purchase Agreement, dated as of May 11, 2006, between Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

4.6	First Supplemental Founder Warrant Purchase Agreement, dated March 18, 2008, between the Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 4.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.7	Founder Unit Purchase Agreement, dated as of May 11, 2006 among Marathon Acquisition Corp. and Marathon Founders, LLC and certain directors of Marathon (incorporated by reference to Exhibit 10.5 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

Exhibit Number	Description
4.8	Form Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.9	Form of Transitional Services Agreement between Global Ship Lease Services Limited and CMA CGM S.A. (incorporated by reference to Exhibit A-5 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.10	Amended and Restated Asset Purchase Agreement, dated as of December 5, 2007, among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit 10.7 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.11	Form of Second Amended and Restated Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit A-2 to Exhibit 2.1 of Marathon Acquisition Corp’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.12	Credit Facility, dated as of December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 13, 2007).

4.13	Addendum No. 1 to Credit Facility, dated December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.14	Addendum No. 2 to Credit Facility, dated February 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on February 10, 2009).

4.15	Waiver Agreement to Credit Facility, dated April 29, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on May 1, 2009).

4.16	Waiver Agreement to Credit Facility, dated June 26, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on June 29, 2009).

4.17	Waiver Agreement to Credit Facility, dated July 30, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on July 31, 2009).

4.18	Amendment and Restatement Agreement to Credit Facility, dated August 20, 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on August 21, 2009).

4.19	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.20	Form of Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.21	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

Exhibit Number	Description
4.22	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.23	Form of Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.24	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 1015 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.25	Form of Global Expense Agreement between CMA Ships and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.26	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.27	Form of Stockholders Agreement among GSL Holdings, Inc., CMA CGM S.A. and Marathon Founders, LLC (incorporated by reference to Exhibit B to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.28	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.29	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.30	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.31	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.32	Memorandum of Agreement for Hull 789 (incorporated by reference to Exhibit 10.26 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.33	Memorandum of Agreement for Hull 790 (incorporated by reference to Exhibit 10.27 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

8.1	List of Subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

11.1	Code of Ethics (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2008.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/S/ IAN J. WEBBER
Ian J. Webber Chief Executive Officer

Date: December 9, 2009

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

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2008	December 31, 2007
		Successor	Predecessor
Assets

Cash and cash equivalents		$26,363	$1,891
Restricted cash	16	3,026	188,000
Accounts receivable		638	185
Inventories		—	1,613
Prepaid expenses		734	231
Other receivables	13	1,713	194
Deferred financing costs	9	526	752

Total current assets		33,000	192,866

Vessels in operation	5	906,896	475,299
Vessel deposits	6	15,720	—
Other fixed assets		21	33
Intangible assets – purchase agreement	7	7,840	—
Derivative instruments	8	—	1,297
Deferred financing costs	9	3,131	5,130

Total non-current assets		933,608	481,759

Total Assets		$966,608	$674,625

Liabilities and Stockholders’ Equity

Liabilities

Current installments of long term debt	11	$—	$401,100
Intangible liability – charter agreements	10	1,608	—
Accounts payable		36	502
Accrued expenses	13	6,436	7,487
Derivative instruments	8	10,940	—

Total current liabilities		19,020	409,089

	Note	December 31, 2008	December 31, 2007
		Successor	Predecessor
Long term debt	11	542,100	—
Shareholders’ loan	13	—	176,875
Preferred shares	16	48,000	—
Intangible liability - charter agreements	10	26,348	—
Derivative instruments	8	36,101	1,186

Total long-term liabilities		652,549	178,061

Total Liabilities		$671,569	$587,150

Commitments and contingencies	14	—	—

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

(Expressed in thousands of U.S. dollars except share data)

	Note	August 15 to December 31, 2008	January 1 to August 14, 2008	Year ended December 31,
				2007	2006
		Successor	Predecessor	Predecessor	Predecessor
Weighted average number of common shares outstanding basic and diluted		n.a.	100	100	100

Net income (loss) per share in $ per share basic and diluted		n.a.	$74,170	$167,760	$327,000

Weighted average number of Class A common shares outstanding
Basic and diluted	20	33,800,307	n.a.	n.a.	n.a.
Net income (loss) in $ per share amount
Basic and diluted	20	$(1.30)	n.a.	n.a.	n.a.

Weighted average number of Class B common shares outstanding
Basic and diluted	20	7,405,956	n.a.	n.a.	n.a.
Net income (loss) in $ per share amount
Basic and diluted	20	$ nil	n.a.	n.a.	n.a.

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

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Basis of Preparation and Nature of Operations (continued)

(b)	Nature of Operation

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

Derivative instruments were solely comprised of interest rate financial instruments that were recognized at their mark-to-market value. Vessels in operation were written up to their estimated fair market value at the merger date. The intangible asset recognized in connection with the CMA CGM contracted fleet purchase agreement was valued by comparing the acquisition prices as per the agreement and the vessels estimated fair market values at the merger date. The intangible liability recognized in connection with charter agreements was valued using the market approach where the Company’s actual charter agreements were compared to market rates at the merger date and discounted at an 8.0% interest rate.

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

Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next dry dock.

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

The Company awards restricted stock units to its employees and directors which vest, based on service conditions only, over a period of time up to three years from the award date.

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

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(w)	Income taxes (continued)

During the period of the vessels’ ownership by CMA CGM, the Company was liable for a tax based on the tonnage of each vessel. The cost, which is included within general and administrative expenses, totaled $nil, $310 and $200 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company accounts for deferred income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recording assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. However, with regard to a deferred tax asset arising from the recognition of compensation costs for share awards, the Company recognizes a deferred asset based on the compensation cost booked in the reporting period with no adjustment for a valuation allowance, in accordance with the requirements of FAS 123R “Accounting for stock based compensation”. At December 31, 2008 a deferred tax asset of $293 presented within “Other receivables” was recognized relating to the stock based compensation costs booked in the year.

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

SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“FAS 160”), was issued in December 2007. FAS 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. Under FAS 160 non-controlling interests are considered equity and should be

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

The FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”) in May 2008, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. The effective date of FAS 162 is November 15, 2008. The adoption of FAS 162 did not change the Company’s accounting policies nor did it have an effect on its results of operations or financial position.

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

5.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2008	December 31, 2007
	Successor	Predecessor
Cost	$915,627	$539,350
Accumulated Depreciation	(8,731)	(64,051)

Net Book Value	$906,896	$475,299

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Vessels in Operation, less Accumulated Depreciation (continued)

Variations in net book value of vessels, including drydocking, are presented below:

	December 31, 2008	December 31, 2007
	Successor	Predecessor
Opening balance	$475,299	$286,229
Depreciation expense (Predecessor)	(12,163)	(16,119)
Additions in the period (Predecessor)	1,460	188,463
Purchase price adjustment (note 3)	59,302	—
Additions in the period (Successor)	356,862	—
Transfer from intangible assets – purchase agreement (note 7)	34,867	—
Depreciation expense (Successor)	(8,731)	—
Foreign currency translation adjustment	—	16,726

Closing balance	906,896	$475,299

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

Intangible assets relate to the agreement as at August 14, 2008 to purchase five vessels from CMA CGM. These intangible assets are not being amortized but on delivery of the related vessel are or will be allocated to the cost of the purchased vessels on a pro rata basis.

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

During 2008 the Company has entered into certain derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. A total of $580,000 of anticipated core debt has been swapped into fixed rate debt at a weighted average rate of 3.59%, with details as follows:

Start Date	Maturity Date	Notional Amount	Fixed Rate %
May 12, 2008	March 17, 2013	$60,000	3.40
May 19, 2008	March 17, 2013	60,000	3.40
May 20, 2008	March 17, 2013	68,000	3.40
November 19, 2008	September 17, 2013	50,000	3.32
December 17, 2008	March 17, 2013	20,000	3.40
December 17, 2008	December 17, 2016	60,000	3.69	(1)
December 17, 2008	December 17, 2016	60,000	3.80	(1)
December 17, 2008	March 17, 2013	45,000	3.40
December 17, 2008	December 17, 2016	71,000	3.70	(1)
July 15, 2009	June 17, 2014	41,000	3.80
October 29, 2010	October 29, 2015	45,000	4.25

	Total / Weighted average rate:	$580,000	3.59%

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Derivative Instruments (continued)

(1)	The swap counterparty has a one time option to cancel the swap as of March 17, 2013
(2)	As of December 31, 2008, interest rate derivatives cover $542,100 outstanding credit facility

As of December 31, 2008 the maximum length of time over which the entity is hedging its interest rate exposure is approximately eight years. In the year ended December 31, 2008 unrealized losses of $52,544 were recognised in earnings relating to derivative instruments, of which there was a $2,749 gain in the Predecessor period and a $55,293 loss in the Successor period.

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

The Company established an $800,000 senior secured credit facility with Fortis Bank, Citibank, HSH Nordbank, Sumitomo Mitsui, KFW and DnB Nor Bank. The margin applicable on interest payable under the credit facility varies from 0.75% to 1.10% depending on the “leverage ratio”, which is the ratio of the balance outstanding on the credit facility to the aggregate market value of the vessels, as determined from time to time. The Company also pays a commitment fee of 0.25% per annum based on the undrawn portion of the credit facility, which amounted to $257,900 at December 31, 2008. Further to the amendment of the terms of the credit facility as described below and in note 21 “Subsequent events”, the credit facility amount will reduce commencing four years from the date of the closing of the facility, which was in December 2007 in 16 quarterly installments.

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

Amounts due to CMA CGM companies are summarized as follows:

	December 31, 2008	December 31, 2007
	Successor	Predecessor
Shareholders’ Loan—5.25% per annum ((a) below)	$—	$176,875
Accrued related party expenses	—	1,191
Current account ((b) below)	1,040	1,389

Amounts due to CMA CGM companies presented within liabilities	$1,040	$179,455

Current account ((b) below)	958	—

Amounts due from CMA CGM companies presented within assets	$958	$—

(a)	Under a shareholder’s loan agreement dated December 11, 2007, CMA CGM provided to the Predecessor a credit facility of $250,000. The amount of the loan outstanding on August 14, 2008 of $176,875 was cancelled upon completion of the merger (note 1). The loan was unsecured and bore interest at 5.25% per annum.
(b)	CMA CGM subsidiaries provide Global Ship Lease, Inc. and its subsidiaries with certain ship management services related to the operation of the Company’s fleet. The current account at December 31, 2008 and 2007 related to amounts payable by or recoverable from CMA CGM.

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

During the years ended December 31, 2008, 2007 and 2006 the activities can be analyzed as follows:

	2008	2008			2007			2006
	Period August 15 to December 31	Period January 1 to August 14			Year ended December 31			Year ended December 31
	Successor	Predecessor			Predecessor			Predecessor
	Time Charter	Time Charter	Adjustment	Total	Time Charter	Adjustment	Total	Time Charter	Adjustment	Total

Operating revenues	39,095	55,883	2,072	57,955	2,909	332,186	335,095	—	299,599	299,599

Operating expenses

Voyage expenses	—	—	1,944	1,944	—	249,457	249,457	—	213,143	213,143
Vessel operating expenses	11,904	17,893	181	18,074	740	23,219	23,959	—	22,628	22,628
Depreciation	8,731	11,902	261	12,163	622	15,497	16,119	—	16,664	16,664
General and administrative	3,712	2,306	1,508	3,814	330	17,421	17,751	—	11,331	11,331
Other operating (income) expense	(106)	(187)	280	93	—	(2,341)	(2,341)	—	(11,908)	(11,908)

Total operating expenses	24,241	31,914	4,174	36,088	1,692	303,253	304,945	—	251,858	251,858

Operating income (expense)	14,854	23,969	(2,102)	21,867	1,217	28,933	30,150	—	47,741	47,741

Interest income	413	424	—	424	—	—	—	—	—	—
Interest expense	(3,842)	(17,600)	—	(17,600)	(1,103)	(12,251)	(13,354)	—	(15,064)	(15,064)
Realized and unrealized gain on derivatives	(55,293)	2,749	—	2,749	—	—	—	—	—	—

Income (expense) before income taxes	(43,868)	9,542	(2,102)	7,440	114	16,682	16,796	—	32,677	32,677

Taxes on Income	(102)	(23)	—	(23)	(20)	—	(20)	—	—	—

Net income (expense)	(43,970)	9,519	(2,102)	7,417	94	16,682	16,776	—	32,677	32,677

16.	Share Capital

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

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

16.	Share Capital (continued)

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

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

21.	Subsequent events

(a)	On February 10, 2009 the Company announced it had amended the terms of its $800 million credit agreement. Under the amendment, the maximum permitted loan to value maintenance ratio will be increased to 100%, from 75% previously, applicable for test dates in the period April 30, 2009 to April 30, 2010. During this period, the Company will have no restrictions on its ability to distribute dividends unless the loan to value ratio exceeds 90%, at which point the Company will be required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value falls back below 90% during a subsequent valuation period. As part of the amended facility, the Company has agreed to increase the margin of interest paid on the existing loan to value pricing grid by 50 basis points, and the grid has been extended to accommodate higher loan to value ratios. The facility will now bear an interest margin ranging from 1.25% to 2.75% over LIBOR, depending on loan to value. In addition, the commitment fee will increase to 0.50% from 0.25% and the maximum availability under the credit facility will begin to amortize from December 2011 rather than December 2012 previously.

(b)	On February 10, 2009, the Company announced a fourth quarter dividend of $0.23 per Class A common share, unit and Class B share that will be paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

(c)	On April 29, 2009, the Company agreed a further amendment to the terms of its $800 million credit agreement in the light of recent significant falls in charter free market values of containerships. During the period from April 30, 2009 to June 30, 2009 there will be no new valuations and the loan to value test will not be performed. Global Ship Lease, Inc. will not declare or pay any dividends to its common shareholders during the period and the facility will bear an interest margin of 2.75%. The Company is in active discussion with its bank group to agree a resolution to the loan to value maintenance covenant and amend the credit facility agreement to levels that Global Ship Lease, Inc. expects to be able to comply with in future periods.

(d)	As stated in note 16, the 12,375,000 Class C common shares held by CMA CGM converted on a one for one basis to Class A common shares on January 1, 2009.

22.	Subsequent events (unaudited)

On August 20, 2009, the Company further amended the terms of the credit facility. Under the revised terms of the credit facility, the loan to value covenant has been waived up to and including November 30, 2010 with the next loan to value test scheduled for April 30, 2011. Further, the amendment enabled the Company to borrow $57,000 under the credit facility including a $15,000 newly created Over Advance Portion (“OAP Loan”) to allow the purchase of the CMA CGM Berlioz on August 26, 2009. The balance of the $82,000 vessel purchase price was funded by cash. Amounts borrowed under the amended credit facility bear interest at Libor plus a fixed margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value ratio, to be determined at the end of April and November each year.

Under the amendment, all undrawn commitments of $200,900 were cancelled after the delivery of the CMA CGM Berlioz. No further commitment fees are payable subsequent to the cancellation of the undrawn commitments. The Company may not declare or pay dividends to common shareholders during the period up to November 30, 2010 or thereafter until the loan to value ratio is at or below 75%.

The first repayment of the OAP Loan was made in November 2009 in an amount equal to free cash in excess of $20,000 determined as at the end of October 2009. The second repayment is due in February 2010 on the same basis, with free cash determined as at the end of January 2010. The OAP Loan must be repaid in full by June 30, 2010.

The balance of borrowings under the credit facility are to be repaid quarterly commencing June 30, 2010 in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Once loan to value is at or below 75%, repayment of borrowings will become fixed at $10,000 per quarter. The final maturity date of the credit facility remains August 14, 2016 at which point any remaining outstanding balance must be repaid.

As part of the August 20, 2009 amendment, CMA CGM has agreed to defer redemption of the $48,000 preferred shares it holds until after the final maturity of the credit facility in August 2016, subject to any earlier redemption from proceeds from the exercise of warrants (see Note 16), and also to retain its current holding of approximately 24.4 million common shares in the Company until at least November 30, 2010.