Form 20-F
period 2009-12-31
Global Ship Lease, Inc.
filed 2010-05-18
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

46,830,467 Class A Common Shares, par value of $0.01 per share

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

This selected historical combined financial and operating information gives effect to the Merger as at August 14, 2008 and consequently the combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2004 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the Merger and the period succeeding the Merger, respectively. Further, the company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under its continuing business of long-term fixed rate time charters whereas for periods before 2008, under predecessor accounting rules, it earned virtually all of its revenue from carrying containerized cargo. Global Ship Lease uses the term “Predecessor Group” to mean the container shipping services provided by the 10 secondhand vessels, which it purchased in December 2007, and two newly built vessels, which it purchased in January 2008, in Global Ship Lease’s initial fleet when these vessels were owned and operated by CMA CGM and its subsidiaries rather than to mean any particular entity or entities.

There are significant differences between Global Ship Lease’s business after the acquisition of its initial fleet in December 2007 and January 2008, when it started its time charter business, and the business of Global Ship Lease’s Predecessor Group when the vessels earned revenue from carrying cargo for customers. Accordingly, the selected historical combined financial data prior to January 2008, which includes mainly the Predecessor Group’s trading activities of the vessels earning freight rates or revenue from carrying cargo for third party customers, are not indicative of the results Global Ship Lease would have achieved had it historically operated as an independent ship-owning company earning charterhire or of Global Ship Lease’s future results.

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

The historical selected combined financial data as of December 31, 2009, 2008 and 2007 and for each of the years then ended (2008 including two distinct reporting periods before and after the Merger) together with such information for the years ended December 31, 2006 and 2005 have been derived from audited combined financial statements of Global Ship Lease, Inc. The historical selected combined financial data as of December 31, 2006 and 2005 is derived from carve-out information of the Predecessor Group prepared by management of CMA CGM. Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

This selected financial information should be read together with, and is qualified in its entirety by, Global Ship Lease’s combined financial statements and the notes thereto included elsewhere in this Annual Report.

GLOBAL SHIP LEASE, INC.

	2009	August 15 to December 31 2008	January 1 to August 14 2008	2007	2006	2005
	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
			(in millions of U.S. dollars, except per share data)
Statement of Income
Operating revenues:
Freight revenue (1)	$—	$—	$2.1	$332.2	$299.6	$111.6
Time charter revenue (2)	148.7	39.1	55.9	2.9	—	—
Operating expenses:
Voyage expenses (3)	—	—	(1.9)	(249.5)	(213.1)	(70.2)
Vessel expenses	(41.4)	(11.9)	(18.1)	(24.0)	(22.6)	(13.7)
Depreciation	(37.3)	(8.7)	(12.2)	(16.1)	(16.7)	(7.2)
General and administrative (4)	(8.7)	(3.7)	(3.8)	(17.8)	(11.3)	(2.7)
Other operating income / (expense)	0.4	0.1	(0.1)	2.3	11.9	(2.5)

Total operating expenses	(87.0)	(24.2)	(36.1)	(304.9)	(251.9)	(96.2)

Operating income	61.7	14.9	21.9	30.2	47.7	15.4
Non operating income/ (expense)
Interest income	0.5	0.4	0.4	0.2	—	—
Interest expense	(24.2)	(3.8)	(17.6)	(13.6)	(15.1)	(6.4)
Realized and unrealized gain on interest rate derivatives	4.8	(55.3)	2.7	—	—	—

Income before income taxes	42.8	(43.9)	7.4	16.8	32.7	9.0
Taxes on income	(0.4)	(0.1)	—	—	—	—

Net income (loss)	$42.4	$(44.0)	$7.4	$16.8	$32.7	$9.0

Net income per share in thousand $ per share
Basic and diluted (5)	n.a.	n.a.	74	168	327	90
Weighted average number of common shares outstanding
Basic and diluted	n.a.	n.a.	100	100	100	100
Net income (loss) per Class A common share in $
Basic and diluted (5)	0.91	(1.30)	n.a.	n.a.	n.a.	n.a.
Weighted average number of Class A common shares outstanding
Basic in millions	46.5	33.8	n.a.	n.a.	n.a.	n.a.
Diluted in millions	46.8	33.8	n.a.	n.a.	n.a.	n.a.
Net (loss) per Class B common share in $
Basic and diluted	Nil	Nil	n.a.	n.a.	n.a.	n.a.
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	n.a.	n.a.	n.a.	n.a.

Statement of cash flow
Net cash from operating activities	$72.9	$14.0	$20.7	$56.6	$22.8	$17.4

Balance sheet data (at period end)
Total current assets	44.2	32.9	n/a	192.9	32.1	11.2
Total vessels	961.7	906.9	n/a	475.3	286.2	177.8
Total assets	1,027.4	966.6	n/a	674.6	344.5	203.0
Long-term debt (current and non-current portion)	588.2	542.1	n/a	401.1	139.2	109.9
Shareholder loan (6)	—	—	n/a	176.9	—	—

	2009	August 15 to December 31 2008	January 1 to August 14 2008
				2007	2006	2005
	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
			(in millions of U.S. dollars, except per share data)
Preferred shares	48.0	48.0	—	—	—	—
Stockholders’ equity	327.6	295.0	n.a.	87.5	170.0	18.4

Other data (time charter business)
Number of vessels in operation at period end	17	16	12	10	n.a	n.a
Ownership days	5,968	1,717	2,699	159	n.a	n.a
Utilization (7)	98.8%	100%	98%	99%	n.a	n.a

(1)	This line item reports revenue earned by the Predecessor Group from carrying cargo on the vessels.
(2)	This line item reports revenues earned from Global Ship Lease’s chartering business following the purchase of its initial fleet of 10 secondhand vessels in December 2007.
(3)	This line item reports the voyage related expenses of carrying cargo by the Predecessor Group.
(4)	Global Ship Lease’s combined financial statements include the general and administrative expenses incurred by its Predecessor Group related to its operations and such costs incurred by Global Ship Lease as a wholly owned subsidiary of CMA CGM in the predecessor period prior to the Merger. Subsequent to the completion of the Merger, Global Ship Lease has incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by an independent listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the Predecessor Group and incurred in the predecessor period do not purport to be indicative of future expenses.
(5)	The weighted average number of shares outstanding of Global Ship Lease as of June 30, 2008 has been used for purposes of computing earnings per share for all presented prior periods.
(6)	Amounts due to the former shareholder were not assumed by Global Ship Lease following completion of the Merger.
(7)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days by the total number of ownership days, with the result expressed as a percentage. Operating days represent the number of days in the period that the vessels were available and were not off-hire for any reason, including scheduled dry-dockings, breakdowns or repairs. Ownership days represent the number of days in the period that we owned the relevant vessels. These data are non-GAAP statistical measures used by management to assess operating performance and are not included in combined financial statements prepared under U.S. GAAP.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Global Ship Lease is highly dependent on charter payments from CMA CGM.

All of Global Ship Lease’s vessels in its fleet are chartered to its initial Charterer, CMA CGM. The initial Charterer’s payments to Global Ship Lease under the charters are currently its sole source of revenue. Global Ship Lease is highly dependent on the performance by the initial Charterer of its obligation under the charters. The container shipping industry has suffered a significant cyclical downturn with a substantial amount of excess ship capacity and many container shipping companies, including CMA CGM, have reported substantial losses in 2009. Further, CMA CGM announced in September 2009 that CMA CGM and its lenders are exploring a potential financial restructuring to address its short and medium term financing requirements and that CMA CGM is seeking to reduce and in some cases cancel certain ship deliveries. Global Ship Lease is not involved in these discussions and it is not possible to predict the outcome of these discussions. In addition, Global Ship Lease has experienced delays in receiving charterhire payments from the initial Charterer, where between one and three instalments have been outstanding, which under the charter contracts are due to be paid every 15 days in advance. If the initial Charterer ceases doing business or fails to perform its obligations under Global Ship Lease’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about Global Ship Lease’s ability to continue as a going concern.

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

Due to the global economic downturn and significantly reduced demand for container shipping services and containerships, combined with continued delivery of newbuildings, containership values have experienced dramatic declines since mid 2008. Purchase and sale transactions in the containership market have been very limited, confined primarily to small vessels and, in instances where such transactions have been completed, the prices have been significantly lower than comparable transactions in the past. No newbuilding orders have been placed for many months and many ship brokers have not been providing certificates of market value due to the disrupted market.

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

The Credit Facility Amendment provides that Global Ship Lease may not declare or pay common dividends before November 30, 2010 or until the leverage ratio is no more than 75%, whichever is later. As a result, Global Ship Lease has suspended its previous policy of paying dividends to common shareholders. Additionally, Global Ship Lease’s credit facility provides that it may not pay dividends if there is a continuing default under the facility. Global Ship Lease is also prohibited from paying dividends if the payment of the dividend would result in a default and any payments to be made into the retention account are not fully up to date. The charter-free market value of Global Ship Lease’s vessels can fluctuate substantially depending on market supply and demand for vessels. Since mid 2008, due to an excess of containership capacity as described above, vessel values have fallen significantly. In addition, it is probable that the market value of Global Ship Lease’s vessels will decrease over time, as vessels generally decrease in value as they age. Consequently, the leverage ratio is volatile and will likely increase over time, which will negatively affect Global Ship Lease’s ability to comply with its leverage ratio covenants. This, in turn, will impact Global Ship Lease’s ability to resume dividend payments in the future.

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

On September 11, 2008, Global Ship Lease entered into contracts to purchase from German interests two 4,250 TEU containerships for a price of approximately $77.4 million each. The vessels are expected to be delivered in December 2010 and are to be chartered to Zim Integrated Shipping Services Limited (“Zim”) for seven to eight years. A deposit of 10% was paid when the purchase contracts were signed and the balance of 90%, or approximately $139.3 million, is due upon delivery. As a result of the Credit Facility Amendment, Global Ship Lease has no capacity to borrow any further amounts under the credit facility to fund the remainder of the purchase price of the two newbuildings, and as such, must secure other sources of financing to meet its obligations to the sellers under the contracts. Global Ship Lease’s obligations under the purchase contracts are not conditioned on either the availability of financing or on the performance of the charters. Although the purchase contracts contain a clause to limit liability in the event of buyer default to the forfeiture of the previously paid deposit, this limitation on liability may not be effective. Unless Global Ship Lease can secure additional financing or an amendment to the purchase contracts, Global Ship Lease may be exposed to legal action by the sellers for damages which may exceed the deposit already paid. In addition, Global Ship Lease may suffer impairment loss on any part of the deposit which has been paid and which might not be recoverable.

The status of Global Ship Lease’s agreements to charter the two 4,250 TEU newbuildings is uncertain due to the financial restructuring of Zim.

Global Ship Lease has an agreement with Zim to charter the two 4,250 TEU newbuildings upon their delivery for a term of seven to eight years at a net rate of $28,000 per vessel per day. In November 2009 Zim announced a financial restructuring in order to reduce its cashflow burden, including obtaining a reduction in charter payments under certain long-term charter agreements. Although Global Ship Lease has not agreed to any reduction in charterhire, Zim could unilaterally fail to perform under the charters when the charters are due to go into effect, such that Global Ship Lease could become the owner of the vessels with no effective charters in place.

Global Ship Lease’s Ship Manager and CMA CGM, its initial Charterer, are privately held companies and there is little or no publicly available information about them.

CMA CGM is Global Ship Lease’s sole Charterer and its wholly owned subsidiary, CMA Ships, is Global Ship Lease’s Ship Manager. CMA CGM’s ability to continue to pay charterhire and CMA Ships’ ability to render ship management services will depend in part on their own financial strength. CMA CGM has guaranteed the performance of CMA Ships under the ship management agreements. As described above, the container shipping sector has suffered a severe cyclical downturn and has been incurring substantial losses. Furthermore, many containership operators, including CMA CGM, have commitments to purchase newbuildings for delivery over the next three to four years which may not be fully funded with committed financing.

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

Global Ship Lease is a recently formed company with limited operating history. The historical combined financial statements included in this Annual Report include, mainly as comparatives, its Predecessor Group’s historical business activities as a container shipping company earning revenue from transporting shippers’ cargo and incurring both vessel and voyage expenses, including fuel costs and all costs related to handling of containers for its vessels while the vessels were owned and operated by CMA CGM until the date of the individual transfer of each of 10 vessels in December 2007 and two further vessels in January 2008. These historical combined financial statements reflect the results of Global Ship Lease under its fixed-rate long-term charters, ship management agreements and its financing arrangements only from the date of the individual transfer to it of each vessel in December 2007, January 2008, December 2008 and August 2009. Further, Global Ship Lease’s capital and legal structure changed significantly as a result of the Merger in August 2008, including it becoming listed on the New York Stock Exchange. Consequently, historical financial information is not a meaningful representation of its future results of operations.

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

The common shares (not including the common shares underlying the sponsors warrants nor the common shares purchased by Mr. Gross and CMA CGM on the closing date of the Merger pursuant to assignment and acceptance agreements with Marathon) issued in the Merger to Marathon’s initial stockholders and CMA CGM were subject to transfer restrictions set forth in the stockholders agreement. Generally, such shares could not be sold for one year from the date of the Merger. Furthermore, in connection with the Credit Facility Amendment, CMA CGM has agreed not to reduce its holding of common shares below the present level of approximately 24.4 million Class A and B common shares before November 30, 2010. Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial stockholders and CMA CGM can demand that Global Ship Lease register the resale of their common shares at any time after the one year anniversary of the Merger. Holders of the sponsor warrants were also entitled to request at any time after the Merger and did so request that the company register the Class A common shares underlying the sponsor warrants on a shelf registration statement. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Global Ship Lease’s Class A common shares.

The outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

There are 5,500,000 sponsor warrants with an exercise price of $6.00 which expire August 24, 2010. The sponsor warrants must be exercised on a cashless basis. There are 6,188,088 Class A warrants expiring September 1, 2013 with an exercise price of $9.25. These are owned by CMA CGM, Michael Gross and other initial stockholders of Marathon. In addition, there are outstanding public warrants to purchase an aggregate of 39,531,348 Class A common shares that expire August 24, 2010. These warrants would likely only be exercised if the $6.00 or $9.25 per share exercise price is below the market price of the Class A common shares. To the extent they are exercised, additional Class A common shares will be issued, which will result in dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

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

As part of its risk management strategy and in order to avoid volatility in its interest expense as well as meet the requirement of the credit facility to fix the interest rate on at least 50% of drawn debt, Global Ship Lease has swapped the majority of its anticipated core debt from floating rate based on LIBOR to fixed rate debt until at least March 2013. Approximately $580 million of debt has been swapped into an average fixed rate of 3.59%. Global Ship Lease is therefore unable to benefit from falling LIBOR rates. Further, under the terms of the Credit Facility Amendment, prepayment of outstanding borrowings has been accelerated and it is likely that Global Ship Lease will be in an over-hedged position.

Depending on fluctuations in LIBOR, our interest rate swap agreements and their accounting treatment in ourfinancial statements could result in deceases in our reported net income.

We have entered into certain financial instrument contracts to hedge our exposure to interest rate fluctuations. These derivative instruments are accounted for under the relevant U.S. GAAP guidance at market value, as none of the derivatives qualify for hedge accounting, with changes in the value being recognized directly in our combined statement of income. During the year ended December 31, 2009, LIBOR the related forward interest rate curve experienced upward movement which significantly impacted the estimated market value of our financial instruments, resulting in a non-cash gain of $17.9 million in 2009. However, for the period from August 15, 2008 to December 31, 2008, we recorded a non-cash loss of $55.9 million.

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

The container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Fluctuations in charter rates result from changes in the supply and demand for ship capacity, which is driven mainly by changes in the supply and demand for world trade container shipping services. There is currently an oversupply of ship capacity which has caused freight rates, charter rates and asset values, to fall. Charter rates have decreased significantly since mid 2008 and although short term charter rates have increased recently, rates may decrease in the future. The factors affecting the supply and demand for containerships and container shipping services are outside Global Ship Lease’s control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

•	environmental and other legal and regulatory developments;

•	the price of oil and economics of slow steaming;

•	the availability of trade finance and currency exchange rates; and

•	port and canal congestion.

The factors that influence the supply of containership capacity include:

•	the containership newbuilding orderbook;

•	the availability of financing;

•	the scrapping rate of older containerships;

•	the number of containerships off-hire;

•	the price of steel and other raw materials;

•	changes in environmental and other laws and regulations that may limit the useful life of containerships;

•	the availability of shipyard capacity;

•	port and canal congestion; and

•	the price of oil, economics of slow steaming and number of vessels laid-up.

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

Piracy is an inherent risk in the operation of ocean-going vessels and has recently affected vessels trading in several regions of the world such as the South China Sea, the Gulf of Aden and off the coast of Somalia. In recent years, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Pirate attacks on any of the company’s vessels could result in loss of life, the kidnapping of crew or the theft, damage or destruction of vessels or of containers or cargo being transported thereon. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterers, impairing their ability to make payments to us under our charters.

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

Global Ship Lease does not expect to be engaged in a United States trade or business. In the case of a foreign corporation that is not so engaged, the Internal Revenue Code of 1986, as amended (the “Code”), imposes a 4% U.S. federal income tax (without allowance of any deductions) on 50% of the corporation’s gross transportation income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, unless the corporation qualifies for the exemption provided in Section 883 of the Code. The imposition of this tax could have a negative effect on Global Ship Lease’s business, financial condition and results of operations. Under the charter agreements, the initial Charterer has agreed to provide reimbursement for any such taxes as the initial Charterer determines where each vessel trades.

There are factual circumstances, such as the composition of its shareholder base, beyond Global Ship Lease’s control that could cause it not to have the benefit of the exemption provided by Section 883 of the Code and thereby be subject to the 4% tax described above. Based on information that Global Ship Lease has as to its shareholders and other matters, Global Ship Lease may qualify for the Section 883 exemption for 2009. Because the availability of the Section 883 exemption depends on matters over which Global Ship Lease has no control, Global Ship Lease can give no assurances that it will or will continue to qualify for the Section 883 exemption. See “Additional Information—Taxation—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the transportation income exemption.

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

If Global Ship Lease were to be treated as a U.S. corporation, its net income would be subject to U.S. federal corporate income tax, with the highest statutory rate currently being 35%. The imposition of this tax would likely have a negative effect on its business, financial condition and results of operations. Please see “Additional Information—Taxation—Taxation of Global Ship Lease—Possibility of taxation as a U.S. corporation” for a more comprehensive discussion of the tax consequences to Global Ship Lease being taxed as a U.S. corporation.

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

If the IRS were to determine that Global Ship Lease is or has been a PFIC for any taxable year, its United States shareholders will face adverse United States tax consequences. Distributions paid by Global Ship Lease with respect to its shares will not constitute qualified dividend income if Global Ship Lease were a PFIC in the year Global Ship Lease pays a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, its United States shareholders (other than shareholders who have made a “qualified electing fund” or “mark-to-market” election) will be subject to special rules relating to the taxation of “excess distributions”—with excess distributions being defined to include certain distributions Global Ship Lease may make on its Class A common shares as well as gain recognized by a U.S. holder on a disposition of its Class A common shares. In general, the amount of any “excess distribution” will be allocated ratably to each day of the U.S. holder’s holding period for its Class A common shares. The amount allocated to the current year and any taxable year prior to the first taxable year for which Global Ship Lease was a PFIC will be included in the U.S. holder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which Global Ship Lease was a PFIC, the tax imposed for the current year will be increased by the “deferred tax amount,” which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See “Additional Information—Taxation—Taxation of Global Ship Lease—Tax Consequences of Holding Class A Common Shares—U.S. holders—Consequences of possible passive foreign investment company classification” for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if Global Ship Lease were treated as a PFIC (including those applicable to United States shareholders who make a qualified electing fund or mark-to-market election).

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

Pursuant to an asset purchase agreement (the “asset purchase agreement”) with CMA CGM and certain of its vessel-owning subsidiaries, Global Ship Lease acquired from CMA CGM its current fleet of 14 secondhand vessels and three newly built vessels. All of the vessels are time chartered to CMA CGM (which, in such capacity, is sometimes referred to as the “initial Charterer”) for terms between five and 17 years equal to a non-weighted average term of 9.1 years remaining at December 31, 2009 for the 17 vessels in the fleet at that date. Global Ship Lease’s management team undertakes all management of, and strategy for, its fleet and supervises the day-to-day ship management of its vessels which is currently provided by CMA Ships (the “Ship Manager”), a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements.

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

The mailing address of Global Ship Lease’s principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and its telephone number is 44 (0) 20 7869 8006.

B. Business Overview

Our Fleet

Global Ship Lease’s fleet, as of December 31, 2009, consisted of 17 containerships, including three newly built vessels, with an aggregate capacity of 66,297 TEU and a weighted average age of approximately 5.8 years and a non-weighted average age of 6.9 years. All of these vessels were acquired from CMA CGM or its subsidiaries pursuant to the asset purchase agreement.

The table below provides information about Global Ship Lease’s current fleet. Each vessel is on charter to CMA CGM:

Vessel Name	Size (TEU)	Year Built	Classification Society
Ville d’Orion	4,113	1997	Bureau Veritas
Ville d’Aquarius	4,113	1996	Bureau Veritas
CMA CGM Matisse	2,262	1999	Bureau Veritas
CMA CGM Utrillo	2,262	1999	Bureau Veritas
Delmas Keta	2,207	2003	Bureau Veritas
Julie Delmas	2,207	2002	Bureau Veritas
Kumasi	2,207	2002	Bureau Veritas
Marie Delmas	2,207	2002	Bureau Veritas
CMA CGM La Tour	2,272	2001	Bureau Veritas
CMA CGM Manet	2,272	2001	Bureau Veritas
CMA CGM Alcazar	5,100	2007	Bureau Veritas
CMA CGM Château d’If	5,100	2007	Bureau Veritas
CMA CGM Thalassa	10,960	2008	Bureau Veritas
CMA CGM Jamaica	4,298	2006	Germanischer Lloyd
CMA CGM Sambhar	4,045	2006	Lloyd’s Register
CMA CGM America	4,045	2006	Lloyd’s Register
CMA CGM Berlioz	6,627	2001	Bureau Veritas

In addition, Global Ship Lease has contracted to purchase two further containerships as set out below:

Vessel Name	Size (TEU)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Period (years)		Net Daily Rate ($)
Hull 789 (1)	4,250	2010	December 2010	Zim	7-8	(2)	$28,000
Hull 790 (1)	4,250	2010	December 2010	Zim	7-8	(2)	$28,000

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

Initial Term

Each of the vessels in our current fleet is subject to a long-term time charter with CMA CGM. Global Ship Lease has separate subsidiaries to own each vessel in its fleet. Global Ship Lease guarantees the obligations of each of its subsidiaries under the charters. Each of Global Ship Lease’s charters commenced on each vessel’s delivery. Due to different delivery dates and durations, its charters will expire on different dates and over a period of time. Global Ship Lease believes the staggered expirations of its charters will reduce its exposure to re-chartering risk upon expiration of its initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters have initial terms of five to 17 years and its fleet has a non-weighted average charter period of 9.1 years remaining at December 31, 2009 for the 17 vessels in the fleet at that date. The initial charter periods for Global Ship Lease’s current fleet are as follows:

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

Vessel Name	Per Diem Cap ($)
Ville d’Orion	6,400
Ville d’Aquarius	6,400
CMA CGM Matisse	5,400
CMA CGM Utrillo	5,400
Delmas Keta	5,400
Julie Delmas	5,400
Marie Delmas	5,400
CMA CGM La Tour	5,400

Vessel Name	Per Diem Cap ($)
CMA CGM Manet	5,400
Kumasi	5,400
CMA CGM Alcazar	5,900
CMA CGM Château d’If	5,900
CMA CGM Thalassa	8,800
CMA CGM Jamaica	6,650
CMA CGM Sambhar	6,650
CMA CGM America	6,650
CMA CGM Berlioz	7,800

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

In connection with the Credit Facility Amendment, CMA CGM has agreed not to reduce its holding of common shares in Global Ship Lease below the current level of approximately 24.4 million common shares at least until November 30, 2010 and to defer the redemption of the $48.0 million preferred shares until after the final maturity of the credit facility in August 2016.

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

•

Intermediate Surveys. Also referred to as extended annual surveys, intermediate surveys are typically conducted two and one-half years after (a) commissioning the vessel and (b) after each class renewal. A drydocking is usually required during the intermediate survey for inspection of underwater parts and for repairs related to inspections. However, by increasing the resilience of the underwater coating and marking the vessel’s hull to accommodate in-water inspection by divers, in-water inspections may be accepted by classification societies in lieu of drydockings at intermediate surveys. If any defects are found, the classification surveyor will issue a “recommendation” that must be rectified by the ship-owner within prescribed time limits. A drydocking would only be required if the in-water inspection showed urgent repairs that could only be carried out in drydock. In-water inspections are typically less expensive than drydocking inspections and Global Ship Lease intends to conduct in-water inspections when that option is available to it.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out typically every five years on the ship’s hull, machinery, including the electrical plant, and any special equipment classed, at the intervals indicated by the character of classification for the hull. Vessels are required to be inspected in a drydock as part of the special survey. At the special survey, the vessel is thoroughly examined including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial expense may have to be incurred for steel renewals to pass a special survey if the vessel has experienced excessive wear and tear. As an alternate to carrying out all of the required inspections at the special survey every five years, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous basis, in which every relevant part of the vessel would be surveyed on a five year cycle. A dry-docking is still required at the firth year anniversary to inspect underwater parts. The process of continuous class renewal spreads out the required inspections and their associated cost, whilst the vessel is still in service, and reduces the amount of inspection required each fifth year.

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

The following table lists the month by which the vessels in Global Ship Lease’s fleet need to have completed their next drydocking:

Vessel Name	Drydocking Month*
Ville d’Orion	January 2012
Ville d’Aquarius	December 2011
CMA CGM Matisse	November 2014
CMA CGM Utrillo	December 2014
Delmas Keta	March 2013
Julie Delmas	October 2012
Marie Delmas	January 2012
CMA CGM La Tour	June 2011
CMA CGM Manet	October 2011
Kumasi	March 2012
CMA CGM Alcazar	November 2012
CMA CGM Château d’If	December 2012
CMA CGM Thalassa	December 2013
CMA CGM Jamaica	September 2011
CMA CGM Sambhar	July 2011
CMA CGM America	September 2011
CMA CGM Berlioz	July 2011

*	Expected month of drydocking assume that the vessels of Global Ship Lease’s fleet qualify for in-water inspections.

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

Permits and Authorizations

Global Ship Lease is required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by Global Ship Lease or its Ship Manager. For example, the Delmas Keta, Julie Delmas, Kumasi and Marie Delmas are not compliant with all United States, Canadian and Panama Canal regulations, as the initial Charterer does not intend to operate them in these waters.

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

A variety of governmental and private entities subject its vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, United States Coast Guard, harbor master or equivalent, classification societies, flag state administrations, country of registry, charterers, and terminal operators. Certain of these entities require Global Ship Lease to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could require Global Ship Lease to incur substantial penalties, costs or temporarily suspend the operation of one or more of its vessels in one or more ports.

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

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by regulations MARPOL Annex II. Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulfur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Global Ship Lease has registered the vessels in its fleet in flag states that have ratified Annex VI, which require that Global Ship Lease obtains International Air Pollution Prevention Certificates, or IAPP Certificates, for the vessels in its fleet, from those flag states. As of December 31, 2009, all of the vessels in the fleet had IAPP Certificates. On July 21, 2008, the United States enacted the Maritime Pollution Protection Act of 2008, implementing Annex VI in territorial waters of the United States. Once the president delivers the instrument of ratification to the IMO, the United States will become a party to Annex VI within 90 days. On October 9, 2008, the Member States of the IMO adopted amendments to Annex VI creating more stringent standards for engines and fuels The main changes to MARPOL Annex VI will see a progressive reduction in sulphur oxide (SOx) emissions from ships, with the global sulphur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018.

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

The operation of Global Ship Lease’s vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires ship-owners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to adopt a safety and environmental protection policy; instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities within the provision of the ISM Code; procedures to prepare guidelines and respond to emergency situation; and procedures for internal audits and management reviews. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2009, each of the vessels in the fleet, and the entities managing or owning them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

The IMO has also adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements beginning in 2009, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has not yet been ratified by the required number of states to come into force. The IMO has indicated that it may seek to postpone the deadline for inclusion of ballast water treatment facilities on newly built ships to the end of 2011. Please see “Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of convention states caused by discharges of “Bunker Oil.” The Bunker Convention defines “Bunker Oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention took effect on November 21, 2008.

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

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants and affects all owners and operators whose vessels trade to the United States, including its territories and possessions, or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which are not owned or operated by Global Ship Lease), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships.

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

OPA requires owners and operators of vessels to obtain a certificate of financial responsibility by establishing and maintaining with the United States Coast Guard, or Coast Guard, evidence of financial responsibility sufficient to meet their potential liabilities under the OPA; an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. An owner or operator may evidence its financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. For its vessels that are likely to enter U.S. waters, Global Ship Lease intends to comply with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient insurance.

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

In addition, Title VII of the Coast Guard and Maritime Transportation Act of 2004, or CGMTA, amended OPA to require the United States Coast Guard to issue regulations to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel. The United States Coast Guard has not issued such regulations yet, but has published a guidance document that allows for the issuance of interim authorization letters until the final regulations are promulgated. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Global Ship Lease has plans to comply with the requirements of the CGMTA and OPA. Global Ship Lease’s vessels that call at U.S. ports have appropriate vessel response plans filed with the United States Coast Guard and copies are available onboard.

The Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified responsible parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. These liability amounts are included in the total financial responsibility amounts required to obtain a Coast Guard certificate of financial responsibility, as described above.

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

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The company’s vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. More recently, in November 2007, the EPA issued an Advance Notice of Proposed Rulemaking regarding its plan to propose more stringent emission standards and other related provisions for new Category 3 marine engines. The standards under consideration are consistent with the U.S. Government’s proposal to amend Annex VI of MARPOL discussed above, by establishing more stringent standards for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides. Certain emission standards under consideration could take effect as early as 2011. This announcement comes as the EPA is defending a lawsuit seeking to require new limits for emissions from Category 3 marine diesel engines on U.S. and foreign-flagged vessels operating in U.S. waters. If these amendments are implemented and apply to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install equipment in these vessels to comply.

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

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Greenhouse gas emissions from international shipping are not expressly excluded from the Kyoto Protocol though are not included in the Annex 1 country’s national targets. The Protocol directs those countries to pursue limitation and reduction measures through the IMO. The European Union confirmed in April 2007 and in 2009 that it plans to expand the European Union emissions trading scheme (ETS) by adding vessels. The 2009 ETS Directive requires the EU to propose an alternate plan to reduce shipping emissions if agreement is not reached by the IMO by December 2011. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Legislation has been introduced into the U.S. Congress to reduce greenhouse gas emissions in the United States. In addition, EPA’s December 2009 “endangerment finding” regarding greenhouse gases allows the EPA to begin regulating greenhouse gas emissions under existing provisions of the federal Clean Air Act. To date, rules proposed by EPA pursuant to this authority have not involved ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

A. Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations for Global Ship Lease and Global Ship Lease’s Predecessor Group, or the Predecessor Group, should be read in conjunction with Global Ship Lease’s combined financial statements and the related notes and the financial and other information included elsewhere in this Annual Report. The term combined financial statements refers to the combined financial statements of Global Ship Lease, and its subsidiaries, and the Predecessor Group. The term Predecessor Group refers to the container shipping services provided by CMA CGM, and certain of its subsidiaries, using the vessels of Global Ship Lease’s initial fleet before they were purchased by Global Ship Lease. CMA CGM and its subsidiaries are in the business of providing container shipping services to shippers and earning revenue by carrying containerized cargo, whereas Global Ship Lease is a vessel owner earning revenue from chartering out its vessels. Further, as a result of the Merger between Global Ship Lease and Marathon on August 14, 2008, the combined financial statements for the years ended December 31, 2009 and 2008 are not comparable to prior periods, primarily as a result of the change in the capital and legal structure of the company and the effect of the purchase price allocation in connection with the Merger on periods subsequent to August 14, 2008. The period from January 1 to August 14, 2008 is described as Predecessor and August 15 to December 31, 2008 as Successor.

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

•

the results and financial position of the three secondhand vessels and one newly built vessel as they were operated by Global Ship Lease, in its business as a vessel owner earning revenue from chartering out vessels, from the dates of the vessels’ acquisition in December 2008 by Global Ship Lease from CMA CGM and the results and financial position of the one secondhand vessel as it was operated by Global Ship Lease, in its business as a vessel owner earning revenue from chartering out vessels, from the date of the vessel’s acquisition in August 2009 by Global Ship Lease from CMA CGM.

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

Global Ship Lease acquired 10 secondhand vessels in December 2007, two newly built vessels in January 2008, three secondhand vessels, one newly built vessel in December 2008 and a further second-hand vessel in August 2009 from CMA CGM. All 17 vessels are chartered to CMA CGM under fixed-rate time charters, with staggered expirations, for terms that range from five years to 17 years. Each charter commenced on the delivery of the relevant vessel to Global Ship Lease.

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

Because Global Ship Lease’s operations as ship-owner differ significantly from the business operations of the Predecessor Group as a vessel operator, trends or performance that likely had a material effect on the Predecessor Group’s revenues will likely have limited direct impact on Global Ship Lease’s future revenues, except to the extent that these trends are a result of changing economic conditions in the overall containership industry, which may affect the viability of Global Ship Lease’s customers or generally affect the global demand for and the supply of containerships.

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

CMA CGM is currently Global Ship Lease’s only customer and charter payments from CMA CGM are Global Ship Lease’s sole source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and Global Ship Lease cannot assure its shareholders that CMA CGM will be able to make charter payments to it. In particular, CMA CGM announced in September 2009 that CMA CGM and its lenders are exploring a potential financial restructuring and that CMA CGM is seeking to reduce and in some cases cancel certain ship deliveries. In addition, Global Ship Lease has experienced increased delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. If CMA CGM is unable to make charter payments to it, Global Ship Lease’s results of operations and financial condition will be materially adversely affected. If Global Ship Lease’s existing charters with CMA CGM were terminated and Global Ship Lease was required to recharter at lower rates or if it failed to find new charters due to market conditions, its results of operations and financial condition would be materially adversely affected.

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

Combined Financial Statements of the Vessels of Global Ship Lease’s Initial Fleet

The combined financial statements up to December 31, 2007 reflect mainly the financial position, results of operations and cash flows of the 10 secondhand vessels of Global Ship Lease’s initial fleet as they were operated by the Predecessor Group, in its business as a containership operator, up to the dates that those vessels were sold to Global Ship Lease by CMA CGM in December 2007. The combined financial statements up to December 31, 2008 include the two newly built vessels for the period of the Predecessor Group’s ownership up to dates in January 2008 when they were also sold to Global Ship Lease. The relevant financial information has been carved out of the consolidated financial statements of CMA CGM and its subsidiaries. The Predecessor Group’s business is as a containership operating company providing cargo transportation services, not as an independent ship-owner as is Global Ship Lease’s business. Global Ship Lease believes that the information on these vessels, including their assets, liabilities, results of operations and cash flows, reasonably represent those vessels’ financial position, results of operations and cash flows for the Predecessor Group. However, the carve-out financial information on those vessels and their financial positions, results of operations and cash flows are not indicative of those that would have been realized had those or all the vessels of Global Ship Lease’s initial fleet been operated by it as an independent, stand-alone ship-owning entity for the periods presented. For example, the combined financial statements for the year ended December 31, 2007 include only 159 ship days, all in December 2007, when the 10 secondhand vessels were owned by

Global Ship Lease and operated by it in its business as a vessel owner chartering out its vessels on long-term time charters. These 10 vessels were owned by Global Ship Lease for 3,660 ship days in the year ended December 31, 2008. Accordingly, the financial position, results of operations and cash flows reflected in the combined financial statements are not indicative of those that would have been achieved had Global Ship Lease’s operated as an independent, stand-alone entity for the periods presented or of future results.

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

Business Combination

In accordance with ASC Topic 805 “Business Combinations” (“ASC Topic 085”), the purchase method of accounting is used to account for the acquisition of Global Ship Lease Inc. The cost of the acquisition is measured as the fair value of the assets given, equity instruments issued at the date of acquisition, plus costs directly attributable to the acquisition. The acquired assets, assumed liabilities, contractual contingencies and contingent liabilities, are recognized and measured at their fair value at the acquisition date. Management considered a number of factors, including valuations and appraisals, in determining the fair values of assets. Liabilities were revalued at using appropriate then current interest rates. In addition to revaluing existing assets and liabilities, Global Ship Lease recorded certain previously unrecognized assets and liabilities, including an intangible asset for the favorable purchase agreements related to the five vessels to be delivered post Merger and an intangible liability for below-market charters. The sum of the amounts assigned to assets and liabilities exceeded the allocable purchase price, creating negative goodwill. In accordance with ASC Topic 805, Global Ship Lease allocated this negative goodwill as a reduction of asset values (to vessels in operation, other fixed assets, and intangible assets) on a pro-rata basis.

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

Accounting for lease and similar transactions

Global Ship Lease’s charter hire agreements are classified as operating leases based on the facts and circumstances at their inception. In accordance with ASC Topic 840 “Leases” , an operating lease is a lease agreement that does not transfer substantially all the risks and rewards incidental to the ownership to the lessee. The company pays a particular attention in evaluating and applying the proper accounting treatment to lease transactions.

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2009 was $524 (2008: $1,643 and 2007: $833). Other borrowing costs are expensed as incurred.

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

Impairment of Long-lived Assets

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” Global Ship Lease’s long-lived assets are regularly reviewed for impairment. Global Ship Lease performs the impairment test at the individual vessel level pursuant to paragraph 10 of ASC Topic 360.

Due to the global economic downturn and significantly reduced demand for container shipping services and thus for containerships, combined with continuing delivery of newbuilds, containership values have experienced dramatic declines since mid 2008. The book value of the Global Ship Lease’s fleet is likely to be greater than its market value based on ship brokers’ valuation. Please see — Item 3 “Key Information—Risk Factors”.

To determine whether there is an impairment indicator under ASC Topic 360, Global Ship Lease compares the sum of the undiscounted future cash flows resulting from existing charters for each vessel less estimated operating and dry dock expenses, plus the estimated undiscounted residual value of each vessel at the end of the charter, with its book value at the end of each reporting period in order to determine if the book value of such vessel is recoverable. The residual value at the end of the charter is determined taking into account the impact of possible future new charters and operating and dry dock expenses and/or the eventual disposition of the vessel.

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

As of December 31, 2009, Global Ship Lease concluded that the undiscounted sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value exceeded the vessel’s book value and accordingly the recoverability test of the impairment analysis was not required as no individual impairment of vessels existed.

An impairment indication, requiring the Company to recognize an impairment loss based on discounted cashflows, would exist for certain vessels if the forecasted charter rates were 60% less than the average historical charter rates assumed from the end of the initial charter term for the remaining lives of the vessels.

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

Costs capitalized as part of the drydock include costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. Two vessels were drydocked in 2009 for a total cost of $1.7 million. One vessel was drydocked in 2008 for a total cost of $1.5 million. In 2007, three vessels were drydocked by the Predecessor Group for a total cost of $4.7 million.

Share based compensation

Global Ship Lease has awarded restricted stock units to its employees which vest, based on service conditions only, over a period of time up to three years from the award date. In addition, half of the base compensation paid to the directors for 2009 and for 2008 (from their appointment) was in the form of restricted stock units which vest, based on service conditions only, annually in arrears. The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

Recent accounting pronouncements

Management does not believe that there are recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the combined financial statements of Global Ship Lease.

Year ended December 31, 2009 Compared to Year ended December 31, 2008

Comparison between these two periods is of somewhat limited value as operations in the year ended December 31, 2009 were comprised entirely of Global Ship Lease’s on-going business of owning and chartering out containerships under time charters whereas operations in the year ended December 31, 2008 included for a few days in January 2008 the results for two vessels when they were owned and operated by the Predecessor Group earning revenue from the transportation of containerized cargo. Further, as a result of the accounting for the Merger on August 14, 2008, the year ended December 31, 2008 is reported as a Predecessor period, prior to the Merger, and a Successor period, after the Merger. The capital and legal structure of Global Ship Lease changed significantly on the Merger, including Global Ship Lease becoming listed on the New York Stock Exchange.

Total operating revenue

Operating revenue was $148.7 million for the year ended December 31, 2009 compared to $58.0 million for the period from January 1 to August 14, 2008, including time charter revenue of $55.9 million and voyage revenue of $2.1 million, and $39.1 million for the period from August 15 to December 31, 2008 all related to the time charter business. The total time charter revenue for 2008 was $95 million.

Time charter revenue reflects income under the fixed rate time charters in effect. The significant increase in time charter revenue between 2008 and 2009 reflects a full year’s contribution of the three secondhand vessels and one newly built vessel purchased by Global Ship Lease in December 2008 and the contribution of the secondhand vessel purchased in August 2009. Certain time charter rates were also increased with effect from April 1 and August 12, 2008. Ownership days in 2009 were 5,968 compared to 4,416 in 2008 (1,717 for the Successor and 2,699 for the Predecessor periods). There were 74 planned and unplanned off-hire days in 2009 compared to 45 in 2008 resulting in a utilization rate of 99%. Of the off-hire days, 32 were for the planned drydocking of CMA CGM Matisse in August and CMA CGM Utrillo in November/December 2009. In 2008 15 off-hire days were for the planned drydocking of the Delmas Keta in March.

Voyage revenue of $2.1 million in 2008 is the revenue earned by the Predecessor Group in carrying cargo on the two newly built vessels up to their dates of sale to Global Ship Lease in January 2008.

Operating expenses

Total operating expenses totaled $87.0 million for the year ended December 31, 2009 (or 58% of operating revenue) compared to $36.1 million for the period from January 1 to August 14, 2008 (or 62% of operating revenue) and $24.2 million for the period from August 15 to December 31, 2008 (or 62% of operating revenue). Operating expenses can be analyzed as follows:

•

Voyage expenses: Voyage expenses, which are associated only with the Predecessor Group’s activity of earning freight revenue, were $1.9 million in 2008 relating only to the two newly built ships for the part of January whilst they were owned by the Predecessor Group. There were no voyage expenses in 2009.

•

Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $41.4 million for 2009 (or 28% of operating revenue) compared $18.1 million for the period from January 1 to August 14, 2008 (or 31% of operating revenue) of which $17.9 million related to the time charter business of Global Ship Lease and $0.2 million related to the Predecessor Group’s business, and $11.9 million for the period from August 15 to December 31, 2008 (or 30% of operating revenue) all related to the time charter business. The increase in vessel operating expenses in 2009 for the time charter business is due to the full year’s effect of the three secondhand vessels and one newly built vessel purchased by Global Ship Lease in December 2008 and the of the secondhand vessel purchased in August 2009.

•

Depreciation: Depreciation was $37.3 million for 2009 (or 25% of operating revenue) compared to $12.2 million for the period from January 1 to August 14, 2008 (or 21% of operating revenue) of which $11.9 million related to the time charter business of Global Ship Lease and $0.3 million related to the Predecessor Group’s business, and was $8.7 million for the period from August 15 to December 31, 2008 (or 22% of operating revenue) all related to the time charter business. Depreciation in 2009 was higher than 2008 mainly due to the effect of the full year effect of the four vessels purchased in December 2008 and the secondhand vessel purchased in August 2009.

•

General and Administrative: General and administrative expenses in 2009 were $8.7 million (or 6% of operating revenue) compared to $3.8 million for the period from January 1 to August 14, 2008 (or 7% of operating revenue), of which $2.3 million related to the time charter business of Global Ship Lease and $1.5 million related to the Predecessor Group’s business, and $3.7 million for the period from August 15 to December 31, 2008 (or 9% of operating revenue) all related to the time charter business. The increase in general and administrative expenses after August 14, 2008 reflects Global Ship Lease becoming a publicly listed company which carries incremental costs together with the costs of stock based incentive plans which were $2.5 million in 2009 compared to $1.2 million in the period from August 15 to December 31, 2008.

•

Other operating (income) expense: Other operating income was $0.4 million in 2009 compared to an expense of $0.1 million for the period from January 1 to August 14, 2008, of which $(0.2) million income related to the time charter business of Global Ship Lease and $0.3 million expense related to bunker hedging activities in the Predecessor Group’s business, and $(0.1) million income for the period from August 15 to December 31, 2008 all related to the time charter business. Other operating income related to the time charter business is miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters.

Operating Income

As a consequence of all preceding items, operating income was $61.7 million in 2009 compared to $21.9 million for the period from January 1 to August 14, 2008, of which $24.0 million related to the time charter business of Global Ship Lease and $2.1 million loss related to the Predecessor Group’s business, and $14.9 million for the period from August 15 to December 31, 2008 all related to the time charter business.

Interest Income

Interest income on cash deposits made by Global Ship Lease in 2009 was $0.5 million compared to $0.4 million for the period from January 1 to August 14, 2008 all related to the time charter business of Global Ship Lease, and $0.4 million for the period from August 15 to December 31, 2008 also all related to the time charter business.

Interest Expense

Interest expense was $24.2 million for 2009 (or 16% of operating revenue) compared to $17.6 million for the period from January 1 to August 14, 2008 (or 30% of operating revenue) all of which related to the time charter business of Global Ship Lease and $3.8 million for the period from August 15 to December 31, 2008 (or 10% of operating revenue) also all related to the time charter business. The substantial reduction in interest cost after August 14, 2008 is due to the changes in capital structure of Global Ship Lease on completion of the Merger including cancellation of the fixed rate $176.9 million shareholder loan and repayment of $115.0 million drawing under Global Ship Lease’s credit facility.

Realized and unrealized gain on derivatives

During 2008, Global Ship Lease entered into derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. A total of $580.0 million of anticipated core debt was swapped into fixed rate debt at an average rate of 3.59%. Of the notional amount of $580.0 million, $494.0 million of the swaps were effective by December 31, 2008 with a further $41.0 million becoming effective in July 2009 and the balance of $45.0 million becoming effective in 2010 consistent with anticipated purchases of further vessels. All swap agreements continue until at least March 2013 at the full notional amount, without amortization.

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

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives in 2009 was $17.9 million compared to $3.1 million for the period from January 1 to August 14, all related to the time charter business of Global Ship Lease, and $54.9 million loss for the period from August 15 to December 31, 2008 also all related to the time charter business.

Taxes on Income

Taxes on income were $0.4 million or 1% of income before income taxes. Taxes on income in 2008 were not material.

Net Income

As a consequence of all preceding items net income was $42.4 million for 2009 compared to $7.4 million for the period from January 1 to August 14, 2008, of which $9.5 million related to the time charter business of Global Ship Lease and $(2.1) million loss related to the Predecessor Group’s business, and $(44.0) million loss for the period from August 15 to December 31, 2008 all related to the time charter business.

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

Interest Expense

Interest expense was $17.6 million for the period from January 1 to August 14, 2008 (or 30% of operating revenue) all of which related to the time charter business of Global Ship Lease and $3.8 million for the period from August 15 to December 31, 2008 (or 10% of operating revenue) also all related to the time charter business. The substantial reduction in interest cost after August 14, 2008 is due to the changes in capital structure of Global Ship Lease on completion of the Merger including cancellation of the fixed rate $176.9 million shareholder loan and repayment of $115.0 million drawing under Global Ship Lease’s credit facility. Interest expense in 2007 was $13.4 million (or 4% of operating revenue) of which $1.1 million relates to the time charter business and $12.3 million relates to the Predecessor Group’s on borrowings associated with the relevant vessels.

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

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives in 2008 was $3.1 million for the period from January 1 to August 14, all related to the time charter business of Global Ship Lease, and $54.9 million loss for the period from August 15 to December 31, 2008 also all related to the time charter business. Unrealized gains amounted to $9.1 million in 2007.

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

B. Liquidity and Capital Resources

Year ended December 31, 2009 Compared to Year ended December 31, 2008

For the year ended December 31, 2009 Global Ship Lease’s operating activities were comprised entirely of the chartering out its vessels under time charters.

Net cash provided by operating activities was $72.9 million in 2009 reflecting mainly net income of $42.4 million, depreciation of $37.3 million, amortization of deferred charges $3.1 million, share based compensation $2.5 million less $1.5 million amortization of intangible liability, $4.3 million deterioration in net working capital, $4.8 million change in fair value of interest rate derivatives net of settlement of hedges which do not qualify for hedge accounting and $1.7 million payment of drydock costs.

The cash settlement of interest rate derivatives was $13.1 million. CMA CGM Berlioz was purchased in August 2009 for a total cash cost of $83.6 million, financed by $57.0 million of borrowings under the credit facility and the balance from cash on hand.

In November 2009 $10.9 million of borrowings were repaid. Professional fees and other costs associated with the amendments to the credit facility that were secured in 2009 totaled $5.4 million.

After paying a dividend in respect of fourth quarter 2008 in March 2009 totaling $12.4 million, the net increase in cash and cash equivalents during 2009 was $4.4 million resulting in closing cash of $30.8 million.

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

Due to the global economic downturn and significantly reduced demand for container shipping services and containerships, combined with continued delivery of newbuildings, containership values have experienced dramatic declines since mid 2008. Purchase and sale transactions in the containership market have been very limited, confined primarily to small vessels and, in instances where such transactions have been completed, the prices have been significantly lower than comparable transactions in the past. No newbuilding orders have been placed for many months and many ship brokers have not been providing certificates of market value due to the disrupted market.

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

In connection with the Credit Facility Amendment, CMA CGM has agreed not to reduce its holding of common shares in Global Ship Lease below the current level of approximately 24.4 million common shares at least until November 30, 2010 and to defer the redemption of the $48.0 million preferred shares until after the final maturity of the credit facility in August 2016.

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

An additional $57.0 million was borrowed in August 2009 under the credit facility to purchase the CMA CGM Berlioz, the final ship to be purchased pursuant to the asset purchase agreement with CMA CGM, consisting of drawings of $42.0 million under the main credit facility and $15.0 million under the newly created Over Advance Portion. The $25.0 million balance of the purchase price of $82.0 million was met from available cash. In November 2009, $10.9 million of the Over Advance Portion was prepaid leaving a total balance outstanding on the credit facility of $588.2 million at December 31, 2009 of which $68.3 million has been presented as current.

As a result of the Credit Facility Amendment, the undrawn portion of the credit facility was cancelled. Alternate sources of financing are required in order to complete the purchases of the two 4,250 TEU newbuildings for total contracted price of $77.4 million per vessel, of which 10% has been paid and 90% is to be paid upon delivery, which is expected to be in the fourth quarter of 2010.

Working capital and dividends

Global Ship Lease’s net cash flows from operating activities corresponds directly with the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Global Ship Lease’s net cash flows from operating activities will not be exposed to the same fluctuations in operating expenses to which the Predecessor Group’s cash flows were subject. Pursuant to Global Ship Lease’s ship management agreements, Global Ship Lease has agreed to pay its Ship Manager an annual management fee of $114,000 per vessel and to reimburse the Ship Manager for operating costs it incurs on Global Ship Lease’s behalf up to a quarterly cap pursuant to the global expense agreement (other than drydocking expenses and insurance premiums which will not be subject to the cap). Charterhire is payable by the initial Charterer 15 days in advance and estimated ship management costs are payable monthly in advance. Although Global Ship Lease can provide no assurances (see “Risk Factors – Risks Related to our Business – Global Ship Lease is highly dependent on charter payments from CMA CGM”), it expects that its cash flow from its chartering arrangements will be sufficient to cover its ship management costs and fees, interest payments, commitment fees and other financing costs under its credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses. Based on such arrangements, Global Ship Lease expects that its operating cash flow will be reasonably stable for at least the initial three year terms of the ship management agreements and will be sufficient to fund its working capital requirements.

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

Over the five years following the closing of the Merger, Global Ship Lease estimates that the average cost of the first drydocking of each of its vessels will be $1,150,000. Global Ship Lease has included a schedule of the next anticipated drydocking date for each of Global Ship Lease’s vessels in the section of this Annual Report entitled “Business Overview—Inspection by Classification Societies.”

Global Ship Lease’s other liquidity requirements include repaying the credit facility quarterly commencing June 30, 2010, financing the purchase of the two 4,250 TEU newbuildings from German interests which is expected to be in the fourth quarter 2010 and the repaying the remaining principal balance of its credit facility at the final maturity date in August 2016. In addition to funds generated by the business, Global Ship Lease may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to meet its obligations and will likely require such further funding to meet all of its repayment obligations under the credit facility.

C. Research and Development

Not applicable.

D. Trend Information

Container shipping is a cyclical industry, with the demand for container shipping services driven by global trade. Between 1997 and 2007 containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fuelled partly by exports from China. This period of high growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December, 2008 the orderbook was estimated to represent approximately 50% of existing global capacity measured in TEU. By March 2010 it had fallen to approximately 34%, with almost no additional newbuildings contracted in the preceding 12 months.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand. A theoretical 3,500 TEU containership newbuilding could have been contracted for approximately $34 million in first quarter 2002, with contract prices peaking in third quarter 2008 at around $67 million for essentially the same vessel. Over this period, second hand values for a 10 year old vessel of comparable size increased from approximately $21 million to $46 million, peaking at around $50 million in first quarter 2008. During the same timeframe, spot market charter rates for such a vessel moved from approximately $10,000 per day to $26,000 per day, peaking at $44,000 per day in first quarter 2005.

The global economic crisis has adversely impacted containerized trade, with demand contracting by approximately 9% in 2009. Liner operators’ published results for 2009 have been poor, reflecting the challenging market environment with both lower trade volumes and significantly reduced freight rates. However, first quarter 2010 has seen improvement in both volume and freight rates although this modest recovery is fragile.

For charter-owners, the adverse impact of reduced demand has been compounded in the near term by supply-side growth. As of March 2010 approximately 10% of the existing containership fleet was assessed to be idle, with the substantial orderbook still to be delivered. In March 2010, spot market charter rates for a 3,500 TEU vessel were around $7,000 per day, improved on a low of approximately $5,500 per day in fourth quarter 2009 but substantially below peak rates. Vessel values declined significantly during 2009 but may have bottomed out and, for certain size categories, both asset values and charter rates have shown some slight upward momentum during first quarter 2010.

E. Off-Balance Sheet Arrangements

Except as described under Item 5F (Contractual Obligations) and Item 11 (Quantitative and Qualitative Disclosure About Market Risk), Global Ship Lease does not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Contractual Obligations

The contractual obligations presented below represent Global Ship Lease’s estimates of future payments under fixed contractual obligations and commitments as of December 31, 2009. Changes in Global Ship Lease’s business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and Global Ship Lease’s actual payments in future periods are likely to vary from those presented in the table.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations (1)	$68.3	$85.3	$80.0	$354.6	$588.2
Interest on long term debt obligations (1)(2)	22.9	35.4	28.4	18.8	105.5
Net obligation under Interest Rate Swaps (3)	16.8	36.5	20.5	13.7	87.5
Ship management agreements (4)	1.9	0.6	—	—	2.5
Vessel purchase agreements (5)	139.3	—	—	—	139.3
Mandatorily Redeemable Preferred Shares and related interest (6)	1.2	2.4	2.4	50.0	56.1

	$250.2	$160.2	$131.3	$437.2	$979.1

(1)	Global Ship Lease did not assume any of the Predecessor Group’s debt relating to the vessels in Global Ship Lease’s fleet. Amounts shown in the table reflect debt and interest payable to Fortis Bank (Nederland) N.V., or Agent, Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW, DnB Nor Bank ASA and Bank of Scotland under Global Ship Lease’s credit facility. Interest on the outstanding portion of Global Ship Lease’s credit facility will be charged at the rate of the margin over one, three, six, nine or 12 month LIBOR as determined by the Agent. During the continuance of any principal or interest payment default, the margin will increase by 2%. Global Ship Lease expects that interest on the balance outstanding will be payable at least quarterly. Long term debt obligations do not include the effect of the financing of the two vessels to be acquired from German interests in fourth quarter 2010. The consequences of the Credit Facility Amendment are reflected in the table. Remaining borrowings under the Over Advance Portion of $4.1 million were prepaid in February 2010. The credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarters as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter. For the purposes of the above table, it is assumed that the leverage ratio becomes 75% or less when the leverage ratio is next tested as at April 30, 2011. The Credit Facility Amendment cancelled all undrawn commitments and therefore there is no availability under the facility to finance the purchase of the two vessels from German interests.
(2)	The estimated contractual interest obligation has been calculated using an assumed all in interest rate of 4.00% being estimated LIBOR of 0.50% plus a spread of 3.50% being the margin set by the Credit Facility Amendment, effectively up to April 30, 2011 then reduced to an assumed all in interest rate of 3.50% including a spread of 3.00% on the assumption that the leverage ratio becomes 75% or less. The Credit Facility Amendment contemplates a continuation of a spread of 3.50% if the leverage ratio remained over 75%. As all undrawn commitments were cancelled by the Credit Facility Amendment, commitment fees are no longer payable.
(3)	The estimated net obligations under Global Ship Lease’s interest rate swaps have been calculated using a LIBOR of 0.5% and assumes that the counterparties do not exercise their options to terminate, as at March 17, 2013, three contracts totaling $191.0 million but that these continue to maturity of December 17, 2016.
(4)	Obligations under Global Ship Lease’s ship management agreements include an annual management fee of $114,000 per vessel and do not include the reimbursement of daily operating costs incurred on Global Ship Lease’s behalf.

(5)	On September 11, 2008, Global Ship Lease entered into contracts to purchase from German interests two 4,250 TEU containerships for a price of approximately $77.4 million each. The vessels are expected to be delivered in December 2010. A deposit of 10% was paid when the purchase contracts were signed and the balance of 90%, or approximately $139.3 million, is due upon delivery. As a result of the Credit Facility Amendment, Global Ship Lease has no capacity to borrow any further amounts under the credit facility to fund the remainder of the purchase price of the two newbuildings, and as such, must secure other sources of financing to meet its obligations to the sellers under the contracts. Global Ship Lease’s obligations under the purchase contracts are not conditioned on either the availability of financing or on the performance of the charters with Zim which are due to come into effect on delivery of each vessel.
(6)	In connection with the Credit Facility Amendment, CMA CGM agreed to defer the redemption of the $48.0 million Preferred Shares until after the final maturity date of the Credit Facility such that the Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016. The interest obligation has been determined using an all in rate of 2.50% being estimated LIBOR of 0.5% plus the contractual spread of 2.0%.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2009 are listed below:

Name	Age	Position
Michael S. Gross	48	Chairman of the Board
Howard Boyd	65	Director
Angus R. Frew	51	Director
Guy Morel	60	Director
Jeffrey D. Pribor	52	Director
Ian J. Webber	52	Chief Executive Officer
Susan J. Cook	53	Chief Financial Officer
Thomas A. Lister	40	Chief Commercial Officer
Vivek Puri	52	Chief Technical Officer

Michael S. Gross. Michael S. Gross has been a director of Global Ship Lease since its inception and was appointed Chairman in September 2008. Mr. Gross has been chairman of the board of directors of Solar Capital Ltd since December 2007, and chief executive officer and president since November 2007. From July 2006 through approximately the first quarter 2009, Mr. Gross was a partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Between February 2004 and February 2006, Mr. Gross was the president and chief executive officer of Apollo Investment Corporation, a publicly traded business development company that he founded and on whose board of directors and investment committee he served as chairman from February 2004 to July 2006, and was the managing partner of Apollo Investment Management, L.P., the investment adviser to Apollo Investment Corporation. From 1990 to February 2006, Mr. Gross was a senior partner at Apollo Management, L.P., a private equity firm which he founded in 1990 with five other persons. In addition, from 2003 to February 2006, Mr. Gross was the managing partner of Apollo Distressed Investment Fund, an investment fund he founded to invest principally in non-control oriented distressed debt and other investment securities of leveraged companies. Mr. Gross currently also serves on the boards of directors of Saks, Inc. and Jarden Corporation.

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

Mr. Webber was named, along with his former employer CP Ships Limited and other officers of that company, as a defendant in a securities class action case before the United States District Court for the Middle District of Florida (the “Court”). The consolidated amended class action complaint alleged violations of Section 10(b) and Rule 10b-5 of the Exchange Act against all defendants and Section 20(a) of the Exchange Act against the individual defendants. The parties have reached an agreement to settle this class action proceeding in its entirety. Under the terms of the settlement, Mr. Webber denies all wrongdoing, is not making any payment, and will be fully released from any liability in this matter. The settlement was given final approval by the Court on October 21, 2008. One objector appealed the Court’s final approval of the settlement to the 11th Circuit Court of Appeals. On August 13, 2009, the 11th Circuit dismissed the objector’s appeal. All time for further appeal has expired and a joint motion was filed on November 30, 2009 to dismiss a separate appeal from the district court’s dismissal of the complaint that had been stayed pending final approval of the settlement. The 11th Circuit granted the parties’ joint motion to dismiss the appeal with prejudice on December 16, 2009. Mr. Webber was also named, along with CP Ships Limited and several of its officers and directors, as a defendant in three purported securities class actions in Canada (the “Canadian Actions”). The Canadian Actions allege similar claims to those raised in the United States securities class action. The parties have reached an agreement to settle the Canadian Actions in their entirety. Under the terms of the settlement, Mr. Webber denies all wrongdoing, is not making any payment, and is fully released from any liability in this matter. The settlement of the Canadian Actions received final approval by the Quebec Superior Court on January 18, 2010 and by the Ontario Superior Court of Justice on February 3, 2010.

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

B. Compensation

Employment Agreements and Executive Compensation of Global Ship Lease

Global Ship Lease Services Limited, Global Ship Lease’s wholly owned subsidiary, entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between Global Ship Lease and Global Ship Lease Services Limited, Mr. Webber serves as Global Ship Lease’s Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary of £250,000 and is eligible to receive a bonus payment up to an annual maximum of 50% of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited entered into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook serves as its Chief Financial Officer. Pursuant to her employment agreement, Ms. Cook receives an annual salary of £160, 000 (£135,000 up to December 31, 2009) and is eligible to receive a bonus payment up to an annual maximum of 25% of her salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister serves as its Chief Commercial Officer. Pursuant to his employment agreement, Mr. Lister receives an annual salary of £150, 000 (£135,000 up to December 31, 2009) and is eligible to receive a bonus payment up to an annual maximum of 25% of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as its Chief Technical Officer. Pursuant to his employment agreement, Mr. Puri receives an annual salary of £110, 000 (£85,000 up to December 31, 2009) and is eligible to receive a bonus payment up to an annual maximum of 25% of his salary at the discretion of Global Ship Lease Services Limited.

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

Compensation of Directors of Global Ship Lease

The Chairman of the board of directors receives an annual fee of $150,000, consisting up to December 31, 2009 of $75,000 in cash and an annual restricted stock grant with a grant date value of $75,000. From January 1, 2010, the annual fee consists of $120,000 in cash and an annual restricted stock grant with a grant date value of $30,000. The other directors of Global Ship Lease receive an annual fee of $100,000, consisting up to December 31, 2009 of $50,000 in cash and an annual restricted stock grant with a grant date value of $50,000. From January 1, 2010, the annual fee consists of $80,000 in cash and an annual restricted stock grant with a grant date value of $20,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee an additional $7,500. The Chairmen of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

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

In August 2008, the Global Ship Lease board of directors granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the Plan, which are expected to vest over a three-year period. One third of the award vested over 20 business days commencing mid September 2009, one third is expected to vest on the second anniversary of the Merger and one third on the third anniversary. In November 2008, Mr. Puri was been granted 80,000 restricted shares, half of which vested over 20 business days commencing mid September 2009 and half of which is expected to vest on the second anniversary of the Merger. No further awards have been made.

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

D. Employees

At December 31, 2009, the company had five employees.

E. Share Ownership

See Item 7.A for information regarding beneficial ownership by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Global Ship Lease common shares as of April 30, 2010 by:

•	each person known by Global Ship Lease to be the beneficial owner of more than 5% of its outstanding common shares;

•	each of Global Ship Lease’s officers and directors; and

•	all of Global Ship Lease’s officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of Global Ship Lease common shares shown as beneficially owned, subject to applicable community property laws. As of April 30, 2010, an aggregate of 54,236,423 Global Ship Lease Class A and Class B common shares were issued and outstanding.

Percentage ownership calculations for beneficial ownership excluding IPO warrants, sponsor warrants and Class A warrants are based on 54,236,423 common shares outstanding, which includes only Class A and Class B common shares. Percentage ownership calculations for beneficial ownership including 39,531,348 IPO warrants, 6,188,088 Class A warrants and 618,510 unvested RSUs are based on 100,574,369 common shares outstanding, which (i) does not include shares underlying 5,500,000 sponsor warrants (since a cashless exercise as of March 31, 2010 would not result in the issuance of any shares), (ii) assumes the exercise in cash of all IPO warrants and all Class A warrants, and (iii) includes Class A common shares underlying the unvested restricted stock units issued to management and directors.

	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)	Excluding IPO Warrants, Sponsor Warrants and Class A Warrants	Including IPO Warrants, Class A Warrants and unvested RSUs	Excluding IPO Warrants, Sponsor Warrants and Class A Warrants	Including IPO Warrants, Class A Warrants and unvested RSUs
Michael S. Gross (2)(3)	10,698,237	13,721,483	19.73%	13.64%
Jeffrey Pribor (3)	59,019	69,657	0.11%	0.07%
Howard Boyd (3)	34,019	44,657	0.06%	0.04%
Angus R. Frew (3)	34,019	44,657	0.06%	0.04%
Guy Morel (3)	34,019	44,657	0.06%	0.04%
Ian J. Webber (4)	84,800	334,800	0.16%	0.33%
Susan J. Cook (5)	38,800	173,800	0.07%	0.17%
Thomas Lister (6)	38,800	173,800	0.07%	0.17%
Vivek Puri (7)	23,000	63,000	0.04%	0.06%
All directors and executive officers as a group (9 individuals)	11,044,713	14,670,511	20.36%	14.59%
CMA CGM S.A.	24,412,700	27,544,600	45.01%	27.39%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares and 3,007,288 Class A warrants. Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. In addition, Mr. Gross owns 3,850,000 sponsor warrants, which have been amended to be exercisable only on a cashless basis. On June 4, 2008, Mr. Gross entered into a stock purchase plan with Citi, in accordance with the guidelines of Rule 10b5-1 and the provisions of Rule 10b-18 of the Exchange Act, under which he placed a limit order to purchase up to 2,000,000 shares of Marathon common stock at a price of $8.00 per share or below. Under this plan, 2,000,000 shares were purchased at prices between $7.59 and $7.87 with an average price of $7.84 per share. In addition, in connection with the consummation of the Merger, Mr. Gross purchased 1,325,000 Class A common shares. In January 2009, Mr. Gross received 10,045 Class A common shares as part of his remuneration for 2008 as the company’s chairman. In the period November 16, 2009 to November 30, 2009, Mr. Gross purchased in open market transactions 1,104,495 Class A common shares at prices between $1.0682 and $1.50. In January 2010, Mr. Gross received 40,985 Class A common shares as part of his remuneration for 2009 as the company’s chairman. At March 31, 2010 Mr. Gross held 15,958 restricted stock units in relation to his remunerations for 2010 as Chairman of the Board of Directors which are expected to vest in January 2011. The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, 5th Floor, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as Chief Executive Officer of Global Ship Lease. At April 30, 2010 Mr. Webber held 250,000 restricted stock units which are included in the table above.
(5)	Ms. Cook serves as Chief Financial Officer and Secretary of Global Ship Lease. At April 30, 2010 Ms. Cook held 135,000 restricted stock units which are included in the table above.
(6)	Mr. Lister serves as Chief Commercial Officer of Global Ship Lease. At April 30, 2010 Mr. Lister held 135,000 restricted stock units which are included in the table above.
(7)	Mr. Puri serves as Chief Technical Officer of Global Ship Lease. At April 30, 2010 Mr. Puri held 40,000 restricted stock units which are included in the table above

B. Related Party Transactions

See Item 4.B for a discussion of our commercial transactions and agreements with CMA CGM.

Stockholders Agreement

At the time of the Merger, Global Ship Lease entered into a stockholders agreement with CMA CGM and Marathon Founders, LLC, pursuant to which, until August 14, 2013, CMA CGM agrees not to:

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

•	propose any changes to the size or members of the board of directors of Global Ship Lease;

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

In addition to the 46,680,194 Class A common shares outstanding at December 31, 2009, there are 7,405,956 subordinated Class B common shares held by Marathon’s initial stockholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, Global Ship Lease can pay quarterly dividends on its Class A common shares and subordinated Class B common shares from its operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

Global Ship Lease believes that, under current U.S. federal income tax law, some portion of the distributions you receive from Global Ship Lease will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be taxable as “qualified dividend income” (subject to a maximum 15% U.S. federal income tax rate through 2010). Please see “Additional Information—Taxation—Tax Consequences of Holding Class A Shares—U.S. holders—Taxation of dividends paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income” and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by Global Ship Lease from constituting qualified dividend income.

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

The following sets forth the high and low closing sales price of our Class A common shares, warrants and units, as reported on the NYSE for the periods shown:

Class A Common Shares

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$7.64	$6.33
December 31, 2008	$6.30	$2.34
March 31, 2009	$3.60	$1.84
June 30, 2009	$2.35	$1.75
September 30, 2009	$2.10	$1.19
December 31, 2009	$1.66	$1.05
March 31, 2010	$2.66	$1.45
June 30, 2010 (through April 30, 2010)	$3.29	$2.31

Warrants

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$1.53	$0.68
December 31, 2008	$0.60	$0.08
March 31, 2009	$0.28	$0.05
June 30, 2009	$0.15	$0.05
September 30, 2009	$0.12	$0.04
December 31, 2009	$0.05	$0.02
March 31, 2010	$0.03	$0.02
June 30, 2010 (through April 30, 2010)	$0.04	$0.02

Units

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$9.23	$7.00
December 31, 2008	$6.99	$2.35
March 31, 2009	$3.70	$2.00
June 30, 2009	$2.22	$1.51
September 30, 2009	$2.09	$1.36
December 31, 2009	$1.93	$1.01
March 31, 2010	$2.60	$1.38
June 30, 2010 (through April 30, 2010)	$3.22	$2.30

Item 10.	Additional Information

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own Class A common shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

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

No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

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

The Section 883 exemption

Both the 4% gross basis tax and the net basis and branch profits taxes described above are inapplicable to U.S. source transportation income that qualifies for exemption under Section 883 of the Code. To qualify for the Section 883 exemption a foreign corporation must, among other things:

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

(1) The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). Global Ship Lease believes that it satisfied the 50% Ownership Test up to and including 2008 due to being a wholly owned subsidiary of CMA CGM until the merger on August 14, 2008 but does not believe that it will be able to satisfy the 50% Ownership Test for 2009 and beyond due to its lack of knowledge of the direct and indirect owners of entities which own its Class A common shares.

(2) The CFC Test

The CFC Test requires that the non-United States corporation be treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. As discussed below at “Tax Consequences of Holding Class A Common Shares—U.S. holders—Possible treatment as a controlled foreign corporation,” Global Ship Lease cannot predict at this time whether it will be a CFC.

(3) The Publicly Traded Test

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the common shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or  1/ 6 of the days in a short taxable year); and (2) the aggregate number of common shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding common shares during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While Global Ship Lease anticipates that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of Global Ship Lease’s control and, hence, no assurances can be provided that Global Ship Lease will satisfy the Publicly Traded Test each year.

In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of stock, or 5% Shareholders, own, in the aggregate, 50% or more of the vote and value of that class of stock. This is referred to as the 5% Override Rule. In performing the analysis, the company is entitled to rely on current Schedule 13D and 13G filings with the SEC to identify its 5% Shareholders, without having to make any independent investigation to determine the identity of the 5% Shareholder. In the event the 5% Override Rule is triggered, the Section 883 Regulations provide that the 5% Override Rule will nevertheless not apply if the company can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders”, as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the value of the class of stock for more than half the number of days during the taxable year. Based on information currently available to Global Ship Lease on its shareholders, it appears that the 5% Override Rule did not apply for 2009 and will continue to not apply if such shareholders were to retain the Global Ship Lease Class A common shares throughout 2010 and the company was to satisfy certain substantiation requirements. However, it is possible that Global Ship Lease’s ownership may change such that the 5% Override Rule may apply. The ability to avoid application of the 5% Override Rule will be outside of Global Ship Lease’s control and, as a result, no assurances can be provided that Global Ship Lease will satisfy the Publicly Traded Test for any year.

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

Global Ship Lease believes that it is not a CFC but cannot predict whether it will become a CFC, and satisfaction of the CFC definitional test is outside of Global Ship Lease’s control. U.S. holders may want to consult their own tax advisors concerning the application of the controlled foreign corporation rules to them in light of their particular circumstances.

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

Without applying the effect of any interest rate swap arrangements that Global Ship Lease has entered into in connection with Global Ship Lease’s credit facility, and based on borrowings under the credit facility together with the preferred shares and ignoring cash on deposit as of December 31, 2009, a hypothetical 1% increase in LIBOR would have the impact of reducing Global Ship Lease’s net income, before income taxes, by approximately $6.4 million.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, the end of the period covered by this report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Management acknowledges its responsibility for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Relate to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2009 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal controls over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Audit, France, the independent registered public accounting firm that audited the company’s December 31, 2009 combined financial statements, as stated in their report which is included herein.

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

During the year ended December 31, 2009 there were no changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2009 and 2008 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

In 2009 and 2008, the fees rendered by the auditors were as follows:

	2009 (Successor)	2008 (Predecessor for the period from January 1, 2008 to August 14, 2008)	2008 (Successor for the period from August 15, 2008 to December 31, 2008)
Audit Fees	$383,753	$403,250	$342,118
Audit-Related Fees	—	7,250	—
Tax Fees	60,386	32,389	32,389
All Other Fees	—	—	—
	$444,140	$442,889	$374,507

Audit Fees

Audit fees represent professional services rendered for the audit of our combined annual financial statements, the quarterly reviews and services provided by our principal accountant in connection with statutory and regulatory filings or engagements. Included in Audit Fees for the Predecessor period 2008 is $403,250 for professional services rendered in connection with the review of our regulatory filings for our merger.

Audit-Related Fees

Audit-Related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our combined financial statements which have not been reported under Audit Fees above.

Tax Fees

Tax fees for 2009 and 2008 are primarily for tax consultation services.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

2.1	Specimen Unit certificate (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.2	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.3	Specimen Warrant certificate (incorporated by reference to Exhibit 4.3 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.4	Warrant Agreement entered into by The Bank of New York and Marathon Acquisition Corp. (incorporated by reference to Exhibit 4.4 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.5	First Supplemental Warrant Agreement, dated March 18, 2008, between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.2 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

2.6	Second Supplemental Warrant Agreement, dated March 24, 2008, between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.3 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

2.7	Third Supplemental Warrant Agreement between Marathon Acquisition Corp. and the Warrant Agent (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on August 7, 2008).

4.1	Agreement and Plan of Merger by and among Marathon Acquisition Corp., GSL Holdings, Inc., Global Ship Lease, Inc. and CMA CGM S.A., dated as of March 21, 2008 (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.2	Amendment, dated as of June 2, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc. (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.3	Second Amendment, dated as of July 3, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., as amended (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

4.4	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.5	Founder Warrant Purchase Agreement, dated as of May 11, 2006, between Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

4.6	First Supplemental Founder Warrant Purchase Agreement, dated March 18, 2008, between the Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 4.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.7	Founder Unit Purchase Agreement, dated as of May 11, 2006 among Marathon Acquisition Corp. and Marathon Founders, LLC and certain directors of Marathon (incorporated by reference to Exhibit 10.5 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

Exhibit Number	Description
4.8	Form Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.9	Form of Transitional Services Agreement between Global Ship Lease Services Limited and CMA CGM S.A. (incorporated by reference to Exhibit A-5 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.10	Amended and Restated Asset Purchase Agreement, dated as of December 5, 2007, among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit 10.7 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.11	Form of Second Amended and Restated Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit A-2 to Exhibit 2.1 of Marathon Acquisition Corp’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.12	Credit Facility, dated as of December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 13, 2007).

4.13	Addendum No. 1 to Credit Facility, dated December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.14	Addendum No. 2 to Credit Facility, dated February 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on February 10, 2009).

4.15	Waiver Agreement to Credit Facility, dated April 29, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on May 1, 2009).

4.16	Waiver Agreement to Credit Facility, dated June 26, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on June 29, 2009).

4.17	Waiver Agreement to Credit Facility, dated July 30, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on July 31, 2009).

4.18	Amendment and Restatement Agreement to Credit Facility, dated August 20, 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on August 21, 2009).

4.19	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.20	Form of Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.21	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

Exhibit Number	Description
4.22	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.23	Form of Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.24	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 1015 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.25	Form of Global Expense Agreement between CMA Ships and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.26	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.27	Form of Stockholders Agreement among GSL Holdings, Inc., CMA CGM S.A. and Marathon Founders, LLC (incorporated by reference to Exhibit B to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.28	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.29	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.30	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.31	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.32	Memorandum of Agreement for Hull 789 (incorporated by reference to Exhibit 10.26 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.33	Memorandum of Agreement for Hull 790 (incorporated by reference to Exhibit 10.27 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

8.1	List of Subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

11.1	Code of Ethics (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2009.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/S/ IAN J. WEBBER
Ian J. Webber Chief Executive Officer

Date: May 18, 2010

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

Bareboat Charter. A charter of a ship under which the ship-owner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Capacity. The nominal carrying capacity of the ship.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the ship-owner by a charterer for the use of a ship.

Charter owners. A company that owns containerships and charters out its ships to container shipping companies rather than operating the ships for liner services; also known as ship-owner.

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

Off-hire. The period in which a ship is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Protection and indemnity insurance. Insurance obtained through a mutual association formed by ship-owners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

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

Time charter. A charter under which the ship-owner hires out a ship for a specified period of time. The ship-owner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The ship-owner is paid charterhire, which accrues on a daily basis.

Voyage expenses. Expenses incurred due to a ship’s voyage from a loading port to a discharging port, such as bunkers cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

GLOBAL SHIP LEASE, INC.

COMBINED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

Global Ship Lease, Inc.

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

In our opinion, the accompanying combined balance sheets and the related combined statement of income and statement of cash flows present fairly, in all material respects, the financial position of Global Ship Lease, Inc. (the “Company”) as at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the periods then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in section entitled Management’s Report on Internal Control Over Financial Reporting within the Company’s Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a Going Concern. As discussed in Note 2 to the combined financial statements, the uncertainty related to the financial situation of the Company’s charterer raises substantial doubt about its ability to continue as a Going Concern. Management’s description of these matters is also included in the note. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

May 10, 2010

Global Ship Lease, Inc.

Combined Balance Sheets

The combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under long term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2009	December 31, 2008
		Successor	Successor
Assets

Cash and cash equivalents		$30,810	$26,363
Restricted cash	16	3,026	3,026
Accounts receivable		7,838	638
Prepaid expenses		685	734
Other receivables		613	1,420
Deferred tax		285	176
Deferred financing costs	9	903	526

Total current assets		44,160	32,883

Vessels in operation	5	961,708	906,896
Vessel deposits	6	16,243	15,720
Other fixed assets		9	21
Intangible assets – purchase agreement	7	—	7,840
Deferred tax		161	117
Deferred financing costs	9	5,077	3,131

Total non-current assets		983,198	933,725

Total Assets		$1,027,358	$966,608

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements	10	$2,119	$1,608
Current portion of long term debt	11	68,300	—
Accounts payable		3,502	36
Accrued expenses		4,589	6,436
Derivative instruments	8	15,971	10,940

Total current liabilities		94,481	19,020

Long term debt	11	519,892	542,100
Preferred shares	16	48,000	48,000
Intangible liability – charter agreements	10	24,288	26,348
Derivative instruments	8	13,142	36,101

Total long term liabilities		605,322	652,549

Total Liabilities		$699,803	$671,569

Commitments and contingencies	14	—	—

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Balance Sheets (continued)

The combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under long term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2009	December 31, 2008
		Successor	Successor
Stockholders’ Equity
Class A Common stock - authorized 214,000,000 shares with a $.01 par value; 46,680,194 shares issued and outstanding	16	467	339
Class B Common stock - authorized 20,000,000 shares with a $.01 par value; 7,405,956 shares issued and outstanding	16	74	74
Class C Common stock - authorized 15,000,000 shares with a $.01 par value; 12,375,000 shares issued, converted to Class A common shares on January 1, 2009	16	—	124

Retained deficit		(65,679)	(9,338)
Net income (loss) for the period		42,374	(43,970)
Additional paid in capital		350,319	347,810

Total Stockholders’ Equity		327,555	295,039

Total Liabilities and Stockholders’ Equity		$1,027,358	$966,608

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Income

The combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under long term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars except share data)

	Note	Year ended December 31, 2009	August 15 to December 31, 2008	January 1 to August 14, 2008	Year ended December 31, 2007
		Successor	Successor	Predecessor	Predecessor
Operating Revenues
Voyage revenue		$—	$—	$2,072	$332,186
Time charter revenue		148,708	39,095	55,883	2,909

		148,708	39,095	57,955	335,095

Operating Expenses
Voyage expenses		—	—	1,944	249,457
Vessel operating expenses		41,368	11,904	18,074	23,959
Depreciation	5	37,307	8,731	12,163	16,119
General and administrative		8,748	3,712	3,814	17,751
Other operating (income) expense	12	(432)	(106)	93	(2,341)

Total operating expenses		86,991	24,241	36,088	304,945

Operating Income		61,717	14,854	21,867	30,150

Non Operating Income (Expense)
Interest income		519	413	424	207
Interest expense		(24,224)	(3,842)	(17,600)	(13,561)
Realized and unrealized gain (loss) on interest rate derivatives	17	4,806	(55,293)	2,749	—

Income (Loss) before Income Taxes		42,818	(43,868)	7,440	16,796

Income taxes		(444)	(102)	(23)	(20)

Net Income (Loss)		$42,374	$(43,970)	$7,417	$16,776

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Income (continued)

The combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under long term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars except share data)

	Note	Year ended December 31, 2009	August 15 to December 31, 2008	January 1 to August 14, 2008	Year ended December 31, 2007
		Successor	Successor	Predecessor	Predecessor
Weighted average number of Common shares outstanding basic and diluted		n.a.	n.a.	100	100

Net Income in $ per share Basic and diluted		n.a.	n.a.	$74,170	$167,760

Weighted average number of Class A common shares outstanding
Basic	20	46,459,509	33,800,307	n.a.	n.a.
Diluted	20	46,754,858	33,800,307	n.a.	n.a.
Net Income (Loss) in $ per share
Basic	20	$0.91	$(1.30)	n.a.	n.a.
Diluted	20	$0.91	$(1.30)	n.a.	n.a.

Weighted average number of Class B common shares outstanding
Basic and diluted	20	7,405,956	7,405,956	n.a.	n.a.
Net Income in $ per share
Basic and diluted	20	$ nil	$ nil	n.a.	n.a.

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Cash Flows

The combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under long term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	Year ended December 31, 2009	August 15 to December 31, 2008	January 1 to August 14, 2008		Year ended December 31, 2007
		Successor	Successor	Predecessor		Predecessor
Cash Flows from Operating Activities
Net Income (Loss)		$42,374	$(43,970)	$7,417		$16,776

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	5	37,307	8,731	12,164		16,119
Amortization of deferred financing costs		3,108	199	491		2,194
Change in fair value of certain derivative instruments	17	(17,928)	54,851	(3,081)		9,132
Amortization of intangible liability		(1,549)	(67)	—		—
Settlements of hedges which do not qualify for hedge accounting	17	13,121	632	141		58
Share based compensation	18	2,513	1,167	—		—
(Increase) decrease in other receivables and other assets		(6,510)	337	(980)		26,574
Decrease in inventories		—	—	1,613		2,390
Increase (decrease) in accounts payable and other liabilities		2,165	(7,849)	4,420		(11,918)
Costs relating to drydocks		(1,706)	—	(1,459)		(4,738)
Unrealized foreign exchange loss (gain)		17	(80)	—		—

Net Cash Provided by Operating Activities		72,912	13,951	20,726		56,587

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	17	(13,121)	(632)	(4,871)		(58)
Acquisition of Global Ship Lease, Inc. net of cash acquired	3	—	(6,547)	—		—
Release of trust account	3	—	317,446	—		—
Purchase of other fixed assets		—	—	—		(36)
Purchases of vessels, vessel prepayments and vessel deposits		(83,639)	(272,927)	—		(183,713)

Net Cash (Used in) Provided by Investing Activities		(96,760)	37,340	(4,871)		(183,807)

Cash Flows from Financing Activities
Proceeds from debt		57,000	256,000	—		401,100
Repayments of debt		(10,908)	(115,000)	—		(146,166)
Variation in restricted cash		—	(3,026)	188,000		(188,000)
Issuance costs of debt		(5,426)	(3,856)	(276)		(5,892)
Proceeds from shareholder loans		—	—	—		176,875
Proceeds from warrant exercise		—	3,026	—		—
Buyback of shares	3	—	(147,053)	—		—
(Decrease) in amount due to CMA CGM Deemed distribution to CMA CGM		— —	— —	(188,713 (505	) )	(11,881 (96,925	) )
Dividend payments	16	(12,371)	(15,624)	—		—

Net Cash Provided by (Used in) Financing Activities		28,295	(25,533)	(1,494)		129,111

Net Increase in Cash and Cash Equivalents		4,447	25,758	14,361		1,891

Cash and Cash Equivalents at start of Period		26,363	605	1,891		—

Cash and Cash Equivalents at end of Period		$30,810	$26,363	$16,252		$1,891

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Cash Flows (continued)

The combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Year ended December 31 2009	August 15 to December 31, 2008	January 1 to August 14, 2008	Year ended December 31, 2007
	Successor	Successor	Predecessor	Predecessor

Supplemental Information

Non cash investing and financing activities

Issuance of shares and preferred shares for the acquisition of 100% shares of Global Ship Lease, Inc.	$—	$216,730	$—	$—

Dividends declared	$—	$—	$—	$—

Total interest paid	$22,092	$4,639	$10,782	$10,102

Total income tax paid	$186	$—	$—	$310

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Stockholders’ Equity

The combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional Paid in Capital	Stockholders’ Equity
Balance at December 31, 2006 (Predecessor)	100	$—	$—	$32,677	$115,350	$21,969	$—	$169,996
Change in amount due from CMA CGM	—	—	—	—	(11,881)	—	—	(11,881)
Allocation of prior year net income	—	—	—	(32,677)	32,677	—	—	—

Net income for the period	—	—	—	16,776	—	—	—	16,776
Effect of derivative instruments	—	—	—	—	—	(211)	—	(211)
Effect of currency translation adjustment	—	—	—	—	—	9,509	—	9,509
Other effect of the transfer of the initial ten vessels in 2007	—	—	—	—	26,739	(26,528)	—	211
Deemed distribution to CMA CGM	—	—	(96,925)	—	—	—	—	(96,925)

Balance at December 31, 2007 (Predecessor)	100	—	(96,925)	16,776	162,885	4,739	—	87,475
Change in amount due from CMA CGM	—	—	—	—	(188,716)	—	—	(188,716)
Allocation of prior year net income	—	—	(4,967)	(16,776)	21,743	—	—	—

Net income for the period	—	—	—	7,417	—	—	—	7,417

Other effect of the transfer of the two vessels in 2008	—	—	—	651	4,088	(4,739)	—	—
Deemed distribution to CMA CGM	—	—	(505)	—	—	—	—	(505)
Allocation of net income	—	—	8,068	(8,068)	—	—		—

Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—	—	—	—	(94,329)
Elimination of historical stockholders’ equity	(100)	—	94,329	—	—	—	—	94,329
Recognition of GSL Holdings stockholders’ equity pre-merger	26,685,209	266	6,286	—	—	—	175,375	181,927
Issuance of shares and warrants in connection with the merger (note 3)
Class A	6,778,650	68	—	—	—	—	51,672	51,740
Class B	7,405,956	74	—	—	—	—	26,043	26,117
Class C	12,375,000	124	—	—	—	—	89,348	89,472
Warrants	—	—	—	—	—	—	1,184	1,184
Warrants exercised into Class A shares (note 16)	504,502	5	—	—	—	—	3,021	3,026
Restricted Stock Units (note 18)	—	—	—	—	—	—	1,167	1,167
Net (loss) for the period	—	—	—	(43,970)	—	—	—	(43,970)

Dividends declared (note 16)	—	—	(15,624)	—	—	—	—	(15,624)

Balance at December 31, 2008 (Successor)	53,749,317	$537	$(9,338)	$(43,970)	$—	$—	$347,810	$295,039

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Stockholders’ Equity (continued)

The combined financial statements up to December 31, 2009 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2009 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived all of its revenue in 2009 and virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional paid in Capital	Stockholders’ Equity
Balance at December 31, 2008 (Successor)	53,749,317	$537	$(9,338)	$(43,970)	$—	$—	$347,810	$295,039

Allocation of prior year net (loss)	—	—	(43,970)	43,970		—	—	—

Class C Shares converted to Class A
Class C	(12,375,000)	(124)	—	—	—	—	—	(124)
Class A	12,375,000	124	—	—	—	—	—	124
Restricted Stock Units (note 18)	—	—	—	—	—	—	2,513	2,513
Shares issued (note 18)	336,833	4					(4)	—
Net income for the period	—	—	—	42,374	—	—	—	42,374
Dividends declared (note 16)	—	—	(12,371)	—	—	—	—	(12,371)

Balance at December 31, 2009 (Successor)	54,086,150	$541	$(65,679)	$42,374	$—	$—	$350,319	$327,555

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Notes to the Combined Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

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

In accordance with ASC Topic 805 “Business Combinations”, Marathon (through its subsidiary Holdings) has been treated as the accounting acquirer and Global Ship Lease, Inc. was treated as the acquiree. Under the purchase method of accounting, the identifiable assets and assumed liabilities of Global Ship Lease, Inc. were recorded at their estimated fair values as of the acquisition date. The excess of the fair value of the net acquired assets over the purchase price has been recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets. Because the activities of Marathon were insignificant prior to the acquisition, Global Ship Lease, Inc. (the acquiree), was determined to be the Predecessor for the purpose of reporting historical financial information.

The financial statements for the year ended December 31, 2009 and for the period August 15, 2008 to December 31, 2008 are wholly “Successor”, reflecting results of the combined operations following the merger. The results for the period January 1, 2008 to August 14, 2008 and for the year ended December 31, 2007 (labeled “Predecessor”), reflect results of the operations as historically reported for Global Ship Lease, Inc. prior to the merger. Under Predecessor accounting rules, the period January 1, 2008 to August 14, 2008 includes for a few days of January 2008 the results of two vessels when they were owned and operated by CMA CGM (rather than Global Ship Lease, Inc.) in its business of carrying containerized cargo prior to the sale of the vessels to the Company (see note 15).

As the merger was consummated on August 14, 2008, the balance sheets as of December 31, 2009 and December 31, 2008 (both labeled “Successor”) reflect the acquisition under the purchase method of accounting of all the identified assets and assumed liabilities of Global Ship Lease, Inc. (see note 3).

The term “Company” refers to both Successor and Predecessor periods.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. It contracted under an asset purchase agreement dated December 5, 2007, to acquire 17 containerships from CMA CGM. Of these, 10 were purchased by the Company during December 2007, two in January 2008, four in December 2008 and one in August 2009. All vessels are time chartered to CMA CGM for remaining terms as at December 31, 2009 ranging from 3 to 16 years. The Company has also entered into an agreement with German interests to acquire in the fourth quarter of 2010 two newbuildings for approximately $77,000 per vessel. The Company has an agreement to charter out these vessels to ZIM Integrated Shipping Services Limited (“ZIM”) for a period of seven years that could be extended to eight years at ZIM’s option.

During the period covered by these combined financial statements, the Company operated under two business models. During the period up to the delivery of the 10 vessels in December 2007 and the two ships in January 2008 (i.e. virtually all of the year ended December 31, 2007 and, for two ships of the fleet, for a few days of January 2008 included in the year ended December 31, 2008) operations involved earning freight revenues from containerized transportation of goods for shippers whilst the vessels were owned by CMA CGM. Following the purchase by the Company of the 10 vessels in December 2007 and a further two vessels in January 2008, the activities changed and consisted solely of ownership and provision of vessels to container shipping companies under time charters.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (Continued)

(b)	Basis of Preparation

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain ship deliveries. The Company is not involved in these discussions. The Company has experienced delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at December 31, 2009, one period of charterhire, due on December 16, 2009, was outstanding amounting to $6.9 million. This was received in January 2010. As at close of business on May 7, 2010, the latest practicable date prior to the issuance of these combined financial statements, charterhire due on May 1, 2010 totalling approximately $6.4 million was outstanding.

Under the ship management contracts with CMA Ships, a wholly owned subsidiary of CMA CGM, vessel operating costs and management fees are payable monthly in advance. As at December 31, 2009 the Company owed its ship manager approximately $3.4 million under the ship management agreement for operating costs and management fees for December 2009. This was paid in January 2010. As at close of business on May 7, 2010, the latest practicable date prior to the issuance of these combined financial statements, $3.1 million was owed by the Company to CMA Ships for operating costs and management fees for May 2010.

The Company’s combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These combined financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor relate to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

If CMA CGM is unable to accomplish a financial restructuring and ceases doing business or otherwise fails to perform its obligations under the Company’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, should the Company be able to find replacement charters, these would be at significantly lower daily rates and for shorter durations than currently in place. In this situation there would be significant uncertainty about the Company’s ability to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (Continued)

The following table provides information about the 17 vessels in the fleet chartered to CMA CGM and reflected in these combined financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL (2)	Charter Remaining Duration (years)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	3.00	$28,500
Ville d’Aquarius	4,113	1996	December 2007	3.00	$28,500
CMA CGM Matisse	2,262	1999	December 2007	7.00	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	7.00	$18,465
Delmas Keta	2,207	2003	December 2007	8.00	$18,465
Julie Delmas	2,207	2002	December 2007	8.00	$18,465
Kumasi	2,207	2002	December 2007	8.00	$18,465
Marie Delmas	2,207	2002	December 2007	8.00	$18,465
CMA CGM La Tour	2,272	2001	December 2007	7.00	$18,465
CMA CGM Manet	2,272	2001	December 2007	7.00	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	11.00	$33,750
CMA CGM Château d’lf	5,100	2007	January 2008	11.00	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	16.00	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	13.00	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	13.00	$25,350
CMA CGM America	4,045	2006	December 2008	13.00	$25,350
CMA CGM Berlioz (3)	6,627	2001	August 2009	11.75	$34,000

(1)	Twenty-foot Equivalent Units.
(2)	The table shows purchase dates of vessels related to the Company’s time charter business, which occurred during both the Predecessor and Successor periods.
(3)	The vessel, CMA CGM Berlioz, is a second hand vessel acquired during the year.

The following table provides information about the contracted fleet not reflected in these combined financial statements, other than deposits paid:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate
Hull 789 (2)	4,250	2010	October 2010	ZIM	7-8 (3)	$28,000
Hull 790 (2)	4,250	2010	December 2010	ZIM	7-8 (3)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from German interests (note 8).
(3)	Seven years charter that could be extended to eight years at Charterer’s option.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting for the Merger

On August 14, 2008, pursuant to the terms of the merger agreement, Holdings acquired all of Global Ship Lease, Inc.’s outstanding capital stock for $235,300 excluding transaction expenses, funded by the issue to CMA CGM of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, warrants to acquire 3,131,900 Class A common shares with an exercise price of $9.25 and 1,000 Series A preferred shares with a total nominal value of $48,000 and $18,570 in cash. The rights of the different classes of securities are set out in note 16.

The Company accounted for the business combination under the purchase method as prescribed by ASC Topic 805. Under the purchase method, the identifiable assets acquired and liabilities assumed were recorded at their fair value as of the acquisition date. Any excess of the fair value of the net acquired assets over the purchase price was recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets.

The following table shows the calculation of allocable purchase price:

	Number of Instruments	Fair Value	Fair Value Per Instrument
Cash payment (1)	n.a.	$18,570	n.a.
Class A common shares	6,778,650	51,992	7.67
Class B common shares	3,934,050	26,083	6.63
Class C common shares	12,375,000	89,471	7.23
Warrants to acquire Class A common shares	3,131,900	1,184	0.38
Mandatory redeemable preferred shares	1,000	48,000	n.a.

		235,300
Transaction related expenses		14,556	n.a.

Total allocable purchase price		$249,856

(1)	An amount of $8,056 cash was paid in the Successor period in 2008.

Equity instruments issued in connection with the merger were assessed at their respective fair value reflecting specific features of each instrument at the date of the announcement of the definitive terms of the merger on July 24, 2008.

The Class A common shares were valued at the $7.67 per share average closing price of the common stock (using the average closing price of the five business days on and surrounding the date of the announcement of definitive terms of the merger i.e. July 24, 2008). The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to those paid with respect to the fourth quarter of 2008 and their dividend rights are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The rights of holders of Class C common shares were identical to those of holders of Class A common shares, except that holders of Class C common shares were not entitled to receive any dividends. The Class C common shares converted into Class A common shares on a one-for-one basis on January 1, 2009. Management estimated the per share fair value of the Class C common shares at the merger by discounting the share price of $7.67 by the present value of the first two $0.23 anticipated dividends foregone in 2008. Management calculated the discount rate of 10.75% by using the average of (a) a 12.6% cost of equity using the dividend growth model (assumes a comparable dividend of 8.6% and long term dividend growth of 4.0%) and (b) an 8.9% cost of equity using the beta method (4.38% U.S. Risk Free Rate (30-year U.S. Treasury) plus a 5.0% adjusted equity market risk premium). Using this rate, the discount for the present value of the foregone dividends was $0.44. This results in an implied share price of $7.23. Management estimated the per share fair value of the Class B common shares using the same method for the forgone dividends as used for Class C common shares. Management also applied an additional discount for subordinated dividend risk and impaired liquidity. Management estimated this additional discount of 7.8% (or $0.60 per share) by examining the trading performance of subordinated share class for precedent transactions. This resulted in an implied share value of $6.63.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting for the Merger (Continued)

Warrants issued to CMA CGM as part of the purchase price were valued using the Black-Scholes option pricing model, with an average share value of $7.67 (as described above), expected volatility at 30.0%, a risk free rate of 3.87%, an expected dividend yield of 11.99% over the duration of the instrument, and an expected duration of five years.

The following table shows the fair value of identifiable assets acquired and liabilities assumed at the merger date:

	Fair Value of Net Assets acquired	Adjustments for Negative Goodwill	Purchase Price Allocation
Cash and cash equivalents	$16,252	$—	$16,252
Prepaid expenses and other receivables	2,894	—	2,894
Derivative instruments	7,811	—	7,811
Vessels in operation	635,000	(110,921)	524,079
Vessel deposit	99,000	—	99,000
Other fixed assets	26	(5)	21
Intangible assets – purchase agreement	51,750	(9,043)	42,707
Long term debt	(401,100)	—	(401,100)
Accounts payable	(1,181)	—	(1,181)
Accrued expenses and other liabilities	(12,604)	—	(12,604)
Intangible liabilities – charter agreements	(28,023)	—	(28,023)
Negative goodwill to be allocated	(119,969)	119,969	—

Total allocable purchase price	$249,856	$—	$249,856

The fair value of the identifiable acquired assets and liabilities was reduced by $119,969 which equals the estimated excess of the fair value of the net acquired assets over the purchase price. Three asset classes were reduced pro rata: (i) identified intangible assets from $51,750 to $42,707, (ii) other fixed assets from $26 to $21 and (iii) vessels in operation from $635,000 to $524,079.

Derivative instruments comprised solely of interest rate financial instruments that were recognized at their mark-to-market value. Vessels in operation were written up to their estimated fair market value at the merger date. The intangible asset recognized in connection with the purchase agreement is for the five vessels contracted to be purchased as at August 14, 2008 from CMA CGM and was valued by comparing the acquisition prices as per the agreement and the vessels estimated fair market values at the merger date. The intangible liability recognized in connection with charter agreements was valued using the market approach where the Company’s actual charter agreements were compared to market rates at the merger date and discounted at an 8.0% interest rate.

In connection with the merger, $317,446 cash previously held in trust by Marathon was released. These funds were used to repay $115,000 of the assumed credit facility, to purchase $147,053 of shares from shareholders under the merger agreement and a share repurchase program, to pay $18,500 of costs associated with the merger and to pay $18,570 to CMA CGM due under the merger agreement. The balance was held for general working capital purposes including financing the deposits of $15,477 for the two vessels to be purchased in the fourth quarter of 2010 paid in September 2008.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting for the Merger (Continued)

Unaudited Supplemental Pro Forma Information

The following pro forma information for the year ended December 31, 2008 assumes that the acquisition of the Company occurred at the beginning of the reporting period being presented.

Year Ended December 31, 2008
Operating revenue	$100,135

Net loss	$(26,045)

Pro forma net income per share

Weighted average number of Class A common shares outstanding (1)
Basic	33,591,788
Diluted	33,591,788
Net loss per share
Basic	$(0.78)
Diluted	$(0.78)

Weighted average number of Class B common shares outstanding (1)
Basic	7,405,956
Diluted	7,405,956
Net income per share
Basic	$—
Diluted	$—

(1)	Assuming Class A and B common shares are participating securities under the two-class method.

4.	Significant Accounting Policies

(a)	Basis of combination

The accompanying combined financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and include the financial statements of the Company and its wholly-owned subsidiaries, together with the carve-out information during the period CMA CGM owned the vessels and the merger referred to in note 1. All inter-company transactions and accounts have been eliminated on consolidation. For the Successor period, the Company’s financial statements have been prepared on a consolidated basis.

The accounting policies have been consistently applied throughout the periods presented.

(b)	Use of estimates

The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. It is possible that actual results may differ from those estimates. Allocation methodologies used to prepare the combined financial statements are based on estimates and have been described in the notes, where appropriate.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (Continued)

(c)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(d)	Restricted cash

Cash and cash equivalent subject to restrictions are excluded from cash and cash equivalents in the balance sheet and are presented as restricted cash.

(e)	Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts unless the accounts are subject to legal action, and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed as past-due based on contractual terms. Allowances for doubtful accounts amount to $nil as of December 31, 2009 (2008: $nil).

During the period of operations under ownership by CMA CGM, customers were shippers, comprising exporters, importers and intermediaries, also known as freight forwarders. At that time, the Company sub-contracted certain freight recruitment and payment collections to shipping agencies who were obligated to pay for services provided if a customer defaulted on payment. Amounts receivable directly from final customers or shipping agents were shown within accounts receivables. An allowance for doubtful accounts was established for amounts that were considered uncollectible at year-end, based on review of outstanding invoices.

(f)	Inventories

Inventories consisted of bunkers on board vessels and lubricants in the period when the vessels were owned by CMA CGM. They are valued at cost on a first-in-first-out basis. Inventory costs include the transfer from equity of any gains/losses on qualifying cash flow hedges relating to inventory purchases.

(g)	Vessels

Vessels are recorded at their acquisition cost (less an amount allocated to dry dock component), less accumulated depreciation and impairment loss, if any. Following the merger described in note 1, the vessels are recorded at their fair value, less a proportion of the negative goodwill arising at the time of the merger allocated to these vessels, rather than at their acquisition cost.

In connection with the merger (note 1), the Company recognised an intangible asset arising from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair values at the merger date of the vessels yet to be purchased. This intangible asset was transferred to the cost of the appropriate vessel on delivery and as all such vessels have now been delivered, no intangible asset remains.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2009 was $523 (2008: $1,643 and 2007: $833). Other borrowing costs are expensed as incurred.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (Continued)

(g)	Vessels (Continued)

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. During the period when the vessels were owned by CMA CGM when the vessels were earning freight revenues generated by the containerized transportation, the useful life was estimated as 25 years. Following the sale of the vessels to the Company, the nature of operations changed significantly and from this date, the vessels earn time charter income from the chartering out of the vessels instead of from carrying cargo. On this new basis of operations the useful life was reassessed and estimated to be 30 years.

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

(i)	Long-lived assets

In accordance with ASC Topic 360, “Impairment of long-lived assets”, intangible and fixed assets such as vessels are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount. An impairment loss is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

During the year ended December 31, 2009, market conditions deteriorated as a result of the global economic downturn and a surplus of containership capacity. Containership spot charter rates and asset values decreased significantly during the year. These changes are considered indicators of potential impairment of the carrying amount of the Company’s vessels. Accordingly, the undiscounted cash flow test for each vessel was performed as of December 31, 2009.

The assumptions used to determine the cash flows expected to be generated by each vessel involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions used and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount.

The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the GSL fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Based on the assumptions made, the expected undiscounted future cash flows exceed the vessels’ carrying amounts as of December 31, 2009.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (Continued)

(j)	Derivative instruments

(i)	Interest rate hedging activities

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

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value, as well as cash settlements of interest rate derivative instruments, are recognized immediately in the statement of income within “Realized and unrealized gain (loss) on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash provided by (used in) investing activities”.

The fair value of derivatives is presented on the face of the balance sheet under the line item “Derivative instruments” and is split into current and non-current portions based on the net cash flows expected within one year.

(ii)	Commodity hedging activities

Since the acquisition of the vessels from CMA CGM, the Company has not entered into any bunker derivative instruments and has not undertaken any bunker hedging activities. However these were activities undertaken during the period when the vessels were owned by CMA CGM.

(k)	Deferred finance costs

Costs incurred in connection with obtaining long term debt and in obtaining amendments to existing facilities are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees.

(l)	Preferred shares

Preferred shares have been included within liabilities in the combined balance sheet and preferred share dividends included within interest expense in the combined income statement as their nature is similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares are entitled to receive a dividend equal to 3-month Libor plus 2% on the original issue price and rank senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

(m)	Intangible liabilities – charter agreements

In connection with the merger (note 1), the Company recognised an intangible liability using the market approach wherein the Company’s actual charter agreements were compared to market rates at the merger date.

These intangible liabilities are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

(n)	Classification of long term debt

Long term debt is classified within current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (Continued)

(o)	Other comprehensive income (loss)

Other comprehensive income (loss), which is reported in the accompanying combined statement of equity, consists of net income (loss) and other gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) only relates to the period in which the vessels were owned and operated by CMA CGM and includes the effective portion of bunker derivative financial instruments that qualified as hedge accounting and the impact of the translation of foreign currency statements, as certain of CMA CGM’s vessel owning subsidiaries had a functional currency other than the U.S. dollar.

(p)	Segment information

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

(q)	Revenue recognition and related operating expense

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

Freight revenues earned during the period of the vessels’ ownership by CMA CGM and related costs directly attributable to loaded container movements were recognized on delivery of the loaded container to its final destination. Freight revenues and costs directly attributable to containers not delivered at the closing date, excluding mainly time based costs such as charter costs, fuel and lubrication oil consumption and port taxes and expenses, were reported as “other receivables” and “other payables”. A provision for net realizable value was recorded only when all costs necessary to complete the delivery of the service exceeded the corresponding expected freight revenue.

(r)	Foreign currency transactions

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

(s)	Repairs and maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(t)	Insurance

The Company maintains hull and machinery insurance, war risks insurance, protection and indemnity insurance coverage, increased value insurance, and freight, demurrage and defence insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance providers are recognized as prepaid expenses and expensed over the period covered by the insurance contract.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (Continued)

(u)	Share based compensation

The Company awards restricted stock units to its employees and directors which vest, based on service conditions only, over a period of time up to three years from the award date.

The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

(v)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s Cyprus subsidiaries are liable for a tax based on the tonnage of the vessel each company owns. The cost, which is included within operating expenses, amounted to $109, $48 and $nil for the years ended December 31, 2009, 2008 and 2007, respectively. The Cyprus subsidiaries are also liable for income tax payable on interest income.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 28% (2008: 28%, 2007: 30%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recording assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. However, with regard to a deferred tax asset arising from the recognition of compensation costs for share awards, the Company recognizes a deferred asset based on the compensation cost booked in the reporting period with no adjustment for a valuation allowance, in accordance with the requirements of ASC Topic 718 “Accounting for stock based compensation.” At December 31, 2009 a deferred tax asset of $445 (2008: $293) presented within “Other receivables” was recognized relating to the stock based compensation costs booked in the year.

(w)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the combined balance sheet in the line item “Dividends payable”.

(x)	Earnings per share

In accordance with ASC Topic 260 “Earnings Per Share”, basic earnings per common share is based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding non-vested restricted stock units. Diluted earnings per common share is calculated by applying the treasury stock method. All outstanding warrants and non-vested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted Earnings Per Share for the Successor period is presented for each category of participating common shares under the two-class method.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (Continued)

(y)	Recently issued accounting standards

The FASB “Accounting Standards Codification” (the Codification) became effective on July 1, 2009, officially becoming the single source of authoritative non-governmental U.S. generally accepted accounting principles (US GAAP), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. Only one level of authoritative US GAAP now exists and it is termed Accounting Standards Codification (“ASC”). All other accounting literature is considered non-authoritative. The Codification reorganizes US GAAP pronouncements into accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission (SEC) guidance organized using the same topical structure in separate sections within the Codification. This has impacted the Company’s financial statements as all references to authoritative accounting literature have now been referenced in accordance with the Codification.

On April 9, 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as ASC Topic 825, “Interim Disclosures about Fair Value of Financial Instruments.” This pronouncement requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. This pronouncement is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this pronouncement did not have a material impact on the combined financial statements of the Company.

On April 9, 2009 the FASB issued guidance now codified as ASC Topic 320, “Recognition and Presentation of Other Than Temporary Impairments.” This pronouncement is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. This pronouncement also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This pronouncement is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this pronouncement did not have a material impact on the combined financial statements of the Company.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted this pronouncement and has evaluated for disclosure subsequent events that have occurred up to the date of issuance of the combined financial statements of the Company.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the combined financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2009	December 31, 2008

	Successor	Successor
Cost	$1,007,500	$915,627
Accumulated Depreciation	(45,792)	(8,731)

Net Book Value	$961,708	$906,896

Variations in net book value of vessels including drydocking, are presented below:

	December 31, 2009	December 31, 2008

	Successor	Successor
Opening balance	$906,896	$475,299
Depreciation expense (Predecessor)	—	(12,163)
Additions in the period (Predecessor)	—	1,460
Purchase price adjustment (note 3)	—	59,302
Additions in the period (Successor)	84,267	356,862
Transfer from intangible assets – purchase agreement (note 7)	7,840	34,867
Depreciation expense (Successor)	(37,295)	(8,731)

Closing balance	$961,708	$906,896

In December 2008 the Company took delivery of four of the five vessels in the contracted fleet. Included within additions for the year ended December 31, 2008 was an advance payment of $99,000 made in that year and capitalized interest of $1,400 (2007: $833) relating to the advance payment.

In August 2009, the Company took delivery of the CMA CGM Berlioz, the final vessel in its contracted fleet. The book value of the CMA CGM Berlioz includes the transfer of $7,840 from the intangible asset recognized at the time of the merger, and which arose from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair value at the merger date of the vessels yet to be purchased. There was no interest capitalized during the year ended 31 December 2009 in respect of vessels in operation.

As of December 31, 2009 all 17 vessels were pledged as collateral under the credit facility agreement.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Vessel Deposits

	December 31, 2009	December 31, 2008

	Successor	Successor
Opening balance	$15,720	$—
Additions in the period	—	15,477
Capitalized interest	523	243

Closing balance	$16,243	$15,720

Vessel deposits relate to two 4,250 TEU newbuildings that the Company has agreed to acquire from German interests for approximately $77,000 per vessel. The purchase is subject to the completion of customary additional documentation and closing conditions. The two vessels are scheduled to be delivered in the fourth quarter of 2010. Both vessels are contracted to be chartered to ZIM for a term of seven or eight years at a net rate of $28,000 per vessel per day.

The Company is not liable for any other prepayments before the delivery of these vessels other than to provide certain owner’s supplies such as lashing gear. Vessel deposits include capitalized interest of $766 as at December 31, 2009 (2008: $243).

7.	Intangible Assets – Purchase Agreement

	December 31, 2009	December 31, 2008
	Successor	Predecessor
Purchase price allocation (note 3)	$7,840	$42,707
Transfer to vessels in operation	(7,840)	(34,867)

Closing balance	$—	$7,840

Intangible assets related to the agreement in place as at August 14, 2008 to purchase five vessels from CMA CGM. These intangible assets were not amortised but on delivery of the related vessel were allocated to the cost of the purchased vessels.

During the year ended December 31, 2009, the final vessel in the contracted fleet (2008: four) was purchased by the Company. The related intangible asset of $7,840 (2008: $34,867) was transferred to the cost of the vessel.

8.	Derivative Instruments

The fair value of derivative financial instruments contracted by the Company is as follows:

	December 31, 2009	December 31, 2008

	Successor	Successor
Fair value of interest rate swap hedging instruments - current and non current portions	$(29,113)	$(47,041)

Closing balance	$(29,113)	$(47,041)

As at December 31, 2009 and December 31, 2008, none of the Company’s derivative instruments qualified for hedge accounting. In the year ended December 31, 2007 the net gains recognized in earnings during the period for bunker derivative instruments that qualified as cash flow hedging instruments amounted to $3,083.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Derivative Instruments (Continued)

During 2008 the Company entered into certain derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. A total of $580,000 of anticipated core debt has been swapped into fixed rate debt at a weighted average rate of 3.59%, with details as follows:

Start Date	Maturity Date	Notional Amount	Fixed Rate %
May 12, 2008	March 17, 2013	$60,000	3.40
May 19, 2008	March 17, 2013	60,000	3.40
May 20, 2008	March 17, 2013	68,000	3.40
November 19, 2008	September 17, 2013	50,000	3.32
December 17, 2008	March 17, 2013	20,000	3.40
December 17, 2008	December 17, 2016	60,000	3.69	(1)
December 17, 2008	December 17, 2016	60,000	3.80	(1)
December 17, 2008	March 17, 2013	45,000	3.40
December 17, 2008	December 17, 2016	71,000	3.70	(1)
July 15, 2009	June 17, 2014	41,000	3.80
October 29, 2010	October 29, 2015	45,000	4.25

	Total / Weighted average rate:	$580,000	3.59%

(1)	The swap counterparty has a one time option to cancel the swap as of March 17, 2013

As of December 31, 2009 the maximum length of time over which the entity is hedging its interest rate exposure is approximately seven years.

9.	Deferred Financing Costs

	December 31, 2009	December 31, 2008

	Successor	Successor
Opening balance	$3,657	$5,882
Amortization expense included within interest expense (Predecessor)	—	(491)
Expenditure in the period	5,431	3,856
Purchase price adjustment (note 3)	—	(5,391)
Amortization expense included within interest expense (Successor)	(3,108)	(199)

Closing balance	$5,980	$3,657

The Company’s borrowing capacity under its credit facility was reduced as part of amendments agreed on February 10, 2009 and August 20, 2009 (see note 11). A portion of the unamortized deferred financing costs at the date of each amendment was written off, in proportion to the decrease in the borrowing capacity, for $176 and $2,015 respectively. These amounts have been included within interest expense. The remaining unamortized deferred financing costs existing at the date of each amendment together with the additional fees and attributable costs paid ($3,293 and $2,138, respectively) were deferred and are amortized over the remaining term of the credit agreement.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

10.	Intangible Liability – Charter Agreements

	December 31, 2009	December 31, 2008

	Successor	Successor
Opening balance	$27,956	$—
Purchase price allocation (note 3)	—	28 ,023
Amortization in period	(1,549)	(67)

Closing balance	$26,407	$27,956

Intangible liabilities relate to management’s estimate of fair value of below-market charters at the date of the merger (note 1), on August 14, 2008. The intangible liabilities will be amortized for each vessel over the remaining life of the charter. The fair value was estimated by management based on its experience with regard to availability of similar vessels, costs to build new vessels and current market demand. The contracted lease rates were compared to the estimated current market lease rates for similar vessels. The estimated lease intangibles were computed by discounting the difference in the projected lease cash flows using a discount rate of 8.0% and the length of the charter as the relevant time period.

Amortization of the intangible liabilities for the 12 initial vessels began on the date following the merger and for the remaining five vessels delivered to the Company after the merger, amortization commenced on delivery.

11.	Long term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with Fortis Bank, Citibank, HSH Nordbank, Sumitomo Mitsui Banking Corporation, KFW and DnB Nor Bank. Subsequently, Bank of Scotland joined the syndicate.

On February 10, 2009 the Company announced it had amended the terms of the original agreement in response to significant decreases in market values of containerships and the consequent implications on the loan to value covenant in the credit facility. Loan to value is the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels, determined in April and November each year. The amended agreement increased temporarily the permitted maximum loan to value to 100% (previously 75%) applicable for test dates up to and including April 30, 2010. The margin applicable on interest payable under the credit facility varied from 1.25% to 2.75% over Libor depending on the loan to value ratio. The Company also paid a commitment fee of 0.50% per annum based on the undrawn portion of the credit facility (0.25% per annum up to February 10, 2009). During this period, the Company had no restrictions on its ability to distribute dividends unless the loan to value ratio exceeded 90%, at which point the Company would have been required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value fell back below 90% during a subsequent valuation period. If the loan to value ratio exceeded 100%, the Company may have been required to prepay the loan or provide additional security to reduce the loan to value ratio to below 100%. The credit facility amount of $800,000 was to be reduced by 19 equal quarterly instalments, based on the market value weighted average age of the secured vessels compared to 18 years, commencing in December 2011. The final maturity date of the credit facility continued to be August 14, 2016 at which point any remaining outstanding balance had to be repaid.

On April 29, 2009, the Company agreed with the lenders that no loan to value tests would be performed pending agreement of a further amendment to the credit facility in response to further deterioration in market values of containerships. The margin applicable during this waiver period was 2.75% and the Company agreed that no dividends would be declared or paid on common shares during this time. The waiver period was extended on June 25, 2009 and again on July 30, 2009 through until August 31, 2009.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long term Debt (Continued)

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

Under the amendment, all undrawn commitments of $200,900 were cancelled after the delivery of the CMA CGM Berlioz. No further commitment fees are payable subsequent to the cancellation of the undrawn commitments. The commitment fee in the year ended December 31, 2009 amounted to $779 (2008: $473 (Successor) and $624 (Predecessor), 2007: $92 (Predecessor). The Company may not declare or pay dividends to common shareholders during the period up to November 30, 2010 or thereafter until the loan to value ratio is at or below 75%.

A repayment of $10,908 of the OAP loan was made in November 2009. The second repayment in February 2010 fully repaid the OAP loan.

The balance of borrowings under the credit facility is to be repaid quarterly commencing June 30, 2010 in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Once loan to value is at or below 75%, repayment of borrowings will become fixed at $10,000 per quarter. The final maturity date of the credit facility remains August 14, 2016 at which point any remaining outstanding balance must be repaid.

As part of the August 20, 2009 amendment, CMA CGM has agreed to defer redemption of the $48,000 preferred shares it holds until after the final maturity of the credit facility in August 2016, subject to any earlier redemption from proceeds from the exercise of warrants (see note 10), and also to retain its current holding of approximately 24.4 million common shares in the Company until at least November 30, 2010.

The credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long term Debt (Continued)

Long term debt is summarized as follows:

	December 31, 2009	December 31, 2008

	Successor	Successor
Credit facility, at Libor USD + 2.5% to 3.5%	$588,192	$542,100
Less current instalments of long term debt	(68,300)	—

	$519,892	$542,100

As described above and as part of the amendment dated August 20, 2009, outstanding borrowings under the credit facility are to be repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the month end prior to the scheduled repayment. Repayments become fixed at $10,000 per quarter once loan to value is at or below 75% which, for the purposes of the following table, is assumed to be as at April 30, 2011, the next scheduled test date. Based on management’s reasonable estimates of excess cashflow, as at December 31, 2009 the estimated repayments in each of relevant periods are as follows:

	December 31, 2009	December 31, 2008

	Successor	Successor
Due in one year or less	$68,300	$—
Due after one year through two years	45,300	—
Due after two years through five years	120,000	—
Due after five years	354,592	542,100

	$588,192	$542,100

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, loan to value may not be at or below 75% as at April 30, 2011 in which case, assuming a continuation of the current waiver, prepayments will continue to be based on excess cash.

12.	Other operating (income) expense

Other operating (income) expense is summarized as follows:

	Year ended December 31,
	2009	2008		2007
	Successor	Successor	Predecessor	Predecessor
		August 15 to December 31	January 1 to August 14
Sundry shipping income	$(288)	$(106)	$(187)	$—
Other sundry income	(144)
Realized (gains) losses on bunker derivative instruments	—	—	280	(2,341)

	$(432)	$(106)	$93	$(2,341)

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at December 31, 2009 is a significant shareholder of the Company, owning certain Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to CMA CGM companies are summarized as follows:

	December 31, 2009	December 31, 2008

	Successor	Successor
Current account (below)	$3,764	$1,040

Amounts due to CMA CGM companies presented within liabilities	$3,764	$1,040

Current account (below)	$7,838	$958

Amounts due from CMA CGM companies presented within assets	$7,838	$958

CMA CGM charters all of the Company’s operating vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at December 31, 2009 and December 31, 2008 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the year to December 31, 2009, the Company paid CMA CGM dividends on the preferred shares of $2,279 (2008: $nil) of which $848 related to the year ended December 31, 2008.

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

In August 2009, the Company took delivery of the CMA CGM Berlioz, a 2001-built 6,627 TEU container vessel and the last vessel of its contracted fleet with CMA CGM. The vessel was purchased for $82,000 and was funded by drawings under the credit facility and available cash (see note 11). The CMA CGM Berlioz is on a non-cancellable, 12-year time charter to CMA CGM at a daily rate of $34.

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is due in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2009 of between 3 and 16 years. Of the $1,659,803 maximum future charter hire receivable for the total fleet set out in note 14 (including for two vessels scheduled to be purchased in fourth quarter 2010 and to be chartered to ZIM, a company not related to CMA CGM), $1,516,611 relates to the 17 ships currently chartered to CMA CGM.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions (Continued)

Ship Management Agreement

The Company outsources day to day technical management of its vessels to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the year ended December 31, 2009 amounted to $1,864 (2008: Successor period $528 and Predecessor period $848, 2007: $49).

Except for transactions with CMA CGM, the Company did not enter into any other related party transactions.

14.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2, the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. A deposit of 10% has been paid for these two vessels. The remaining purchase obligations are currently unfunded.

Charter Hire Receivable

The Company has entered into long term charters for its vessels owned at December 31, 2009. The charter hire (including those relating to vessels due for delivery in 2010), is due in advance and the daily rate is fixed for the duration of the charter. The charters were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at December 31, 2009 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending December 31	Fleet operated as at December 31, 2009	Total fleet to be operated
2010	$156,756	$158,911
2011	156,756	177,197
2012	156,502	176,998
2013	135,952	156,392
2014	135,952	156,392
2013 and thereafter	774,693	833,913

	$1,516,611	$1,659,803

15.	Operating Segments

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

The “Adjustment” columns in the table below include (i) the elimination of the containerized transportation activity performed by the Predecessor up to August 14, 2008, and (ii) the IPO and merger costs expensed by the Predecessor.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

15.	Operating Segments (Continued)

During the years ended December 31, 2009, 2008 and 2007 the activities can be analyzed as follows:

	2009	2008				2007
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,			Year ended December 31,
	Successor	Successor	Predecessor			Predecessor
	Time Charter	Time Charter	Time Charter	Adjustment	Total	Time Charter	Adjustment	Total

Operating revenues	$148,708	$39,095	$55,883	$2,072	$57,955	$2,909	$332,186	$335,095

Operating expenses

Voyage expenses	—	—	—	1,944	1,944	—	249,457	249,457
Vessel operating expenses	41,368	11,904	17,893	181	18,074	740	23,219	23,959
Depreciation	37,307	8,731	11,902	261	12,163	622	15,497	16,119
General and administrative	8,748	3,712	2,306	1,508	3,814	330	17,421	17,751
Other operating (income) expense	(432)	(106)	(187)	280	93	—	(2,341)	(2,341)

Total operating expenses	86,991	24,241	31,914	4,174	36,088	1,692	303,253	304,945

Operating income (loss)	61,717	14,854	23,969	(2,102)	21,867	1,217	28,933	30,150

Interest income	519	413	424	—	424	—	—	—
Interest expense	(24,224)	(3,842)	(17,600)	—	(17,600)	(1,103)	(12,251)	(13,354)
Realised and unrealised gain (loss) on derivatives	4,806	(55,293)	2,749	—	2,749	—	—	—

Income (loss) before income taxes	42,818	(43,868)	9,542	(2,102)	7,440	114	16,682	16,796

Income taxes	(444)	(102)	(23)	—	(23)	(20)	—	(20)

Net income (loss)	$42,374	$(43,970)	$9,519	$(2,102)	$7,417	$94	$16,682	$16,776

16.	Share Capital

At December 31, 2009 the Company has two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met. Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares issued by the Company were converted into Class A common shares on a one-for-one basis.

The restricted stock units granted to the Directors in November 2008 as part of their compensation for service during 2008 vested on January 1, 2009, and subsequently 36,833 shares were issued to the Directors. A proportion of the restricted stock units granted to management in August and November 2008 as part of their compensation arrangements vested in September and October 2009, and consequently 300,000 Class A common shares were issued to management in this period.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

16.	Share Capital (Continued)

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016 and are required to be redeemed earlier using the proceeds of any exercise of Public Warrants. The preferred shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at December 31, 2009 total proceeds received from the exercise of warrants, classified in the balance sheet as restricted cash, were $3,026 (2008: $3,026) and therefore none of the preferred shares have been redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there are 39,531,348 Public Warrants (2008: 39,531,348) which have an expiry of August 24, 2010 and give the holder the right to purchase one Class A common share at a price of $6. There are 5,500,000 Sponsor Warrants (2008: 5,500,000) which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,188,088 Class A Warrants (2008: 6,188,088) which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

On September 30, 2008 500,102 Public Warrants were exercised at a price of $6 each and 500,102 Class A common shares issued.

On October 22, 2008, 4,400 Public Warrants were exercised at a price of $6 each and 4,400 Class A common shares issued.

On September 22, 2008 the Company announced a starting dividend of $0.23 per Class A common share which was paid on October 14, 2008 to Class A common shareholders and unit holders of record on October 2, 2008.

On November 13, 2008 the Company announced a third quarter 2008 dividend of $0.23 per Class A common share which was paid on November 28, 2008 to Class A common shareholders and unit holders of record as of November 21, 2008.

On February 10, 2009, the Company announced a fourth quarter 2008 dividend of $0.23 per Class A common share, unit and Class B share which was paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

17.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability and details of existing interest rate derivatives are set out in note 8. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows. There were no initial payments on derivatives made in the year ended December 31, 2009 (2008: Successor period $nil and Predecessor period $4,730).

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives for the year ended December 31, 2009 was $17,928 (2008: $51,770 loss, of which Successor period loss of $54,851 and Predecessor period gain of $3,081, 2007 $nil).

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

17.	Interest Rate Derivatives and Fair Value Measurements (Continued)

The Company adopted ASC Topic 820 “Fair Value Measurements.” The fair value hierarchy under ASC Topic 820 has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company has determined that the only derivative instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy are its interest rate swap agreements. These are all categorized as Level 2 and at December 31, 2009 there was a liability of $29,113 (2008: $47,041). The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest rates at that date.

18.	Share-based compensation

In August 2008, the Company’s Board adopted the 2008 Equity Incentive Plan (the “Plan”), which enables employees, consultants and Directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.

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

Under the plan, the Company has issued the following share based awards:

	Restricted Stock Units
	Number of Shares		Weighted Average Fair Value
	Management	Directors
Granted on August 14, 2008	780,000	—	$7.37
Granted on November 12, 2008	80,000	37,671	$2.80

Un-vested as at January 1, 2009	860,000	37,671	$6.77
Vested in January 2009	—	(37,671)	$(2.80)
Granted on May 18, 2009	—	150,273	$1.83
Vested in September 2009	(195,000)	—	$(6.76)
Vested in October 2009	(105,000)	—	$(6.76)

Un-Vested as at December 31, 2009	560,000	150,273	$5.94

The restricted stock units granted to management on August 14, 2009 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting date of the first tranche was amended and total of 260,000 vested in September and October 2009. The vesting date on the second and third tranches remains unchanged.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

18.	Share-based compensation (Continued)

The restricted stock units granted on to management on November 12, 2008 were to vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary. The vesting date of the first tranche was amended and a total of 40,000 vested in September and October 2009. The vesting date on the second tranche remains unchanged.

The restricted stock units granted to Directors on November 12, 2008 vested in January 2009.

The restricted stock units granted to Directors in May 2009 vested in January 2010.

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the shares is recognized as compensation costs in the income statement over the vesting period. The fair value of the restricted share units for this purpose is calculated by multiplying the number of share units by the fair value of the shares at the grant date, which is discounted for dividends forfeited over the vesting period.

For the grants issued on August 14, 2008 and November 12, 2008, the fair value at the grant date was $7.37 and $2.80 respectively, both of which were the average closing prices for the common stock surrounding those dates. The share values were discounted by 10.75% (the same rate used to discount the Class C shares in the purchase price allocation) and for the estimated $0.23 quarterly dividend over the relevant vesting periods.

For the grant issued on May 18, 2009, the fair value at the grant date was $1.83, which was the closing price for the common stock on that date. The share value has not been discounted.

During the year ended December 31, 2009 the Company recognized a total of $2,513 (2008: Successor period $1,167 and Predecessor period $nil, 2007: $nil) in respect of share based compensation costs. As at December 31, 2009, there was a total of $1,126 (2008: $3,363, 2007: $nil) unrecognized compensation costs relating to the above share based awards. The remaining costs are expected to be recognized over a period of 20 months.

19.	Risks associated with concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2009 to the extent that substantially all of the amounts are deposited with two banks (2008; one bank). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

(ii)	The Company derives 100% of its revenue from CMA CGM which is exposed to the slowdown in the container market industry and which announced in September 2009 that it and its lenders were exploring a potential financial negotiation to address its short and medium term financing requirements (see note 2).

(iii)	The Company has contracted to purchase two vessels in the fourth quarter of 2010 for approximately $77,000 each, of which 10% has been paid. The balance of the purchase price is unfunded and the acquisition of these vessels is dependent upon the Company being able to generate sufficient funding.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

20.	Earnings per share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period. At December 31, 2009, there were 51,219,436 warrants (2008: 51,219,436 warrants) to purchase Class A common shares outstanding, including 39,531,348 Public Warrants exercisable at $6 which expire on August 24, 2010, 5,500,000 Sponsor Warrants (2008: 5,500,000 Sponsor Warrants) (which must be exercised on a cashless basis), at an exercise price of $6 which also expire on August 24, 2010, and 6,188,088 Class A Warrants exercisable at $9.25 and which expire September 1, 2013. In addition, there were 710,273 restricted stock units (2008: 897,671 restricted stock units) authorized as part of management’s equity incentive plan and as part of the Directors’ compensation for 2009. As of December 31, 2009 only Class A and B common shares are participating securities.

The diluted weighted average number of Class A common shares outstanding as at December 31, 2009 includes the incremental effect relating to outstanding restricted stock units, but excludes the outstanding warrants. The warrants are excluded because they would have an antidilutive effect.

Class B

The Merger created 7,405,956 shares of Class B common shares. Class B common shareholders were not entitled to receive dividends in respect of income prior to the fourth quarter of 2008 and their dividend rights is be subordinated to those of holders of Class A common shares.

21.	Subsequent events

There are no subsequent events other than those disclosed elsewhere in these financial statements.