Form 20-F/A
period 2009-12-31
Global Ship Lease, Inc.
filed 2010-09-16
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 on Form 20-F/A amends and restates in its entirety the annual report of Global Ship Lease, Inc. on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on May 18, 2010 to reflect the expiration of the warrants issued by Marathon Acquisition Corp. in connection with its initial public offering and to reflect certain amendments following review of the original filing by the Securities and Exchange Commission.

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

All of Global Ship Lease’s vessels in its fleet are chartered to its initial Charterer, CMA CGM. The initial Charterer’s payments to Global Ship Lease under the charters are currently its sole source of revenue. Global Ship Lease is highly dependent on the performance by the initial Charterer of its obligation under the charters. The container shipping industry has suffered a significant cyclical downturn with a substantial amount of excess ship capacity and many container shipping companies, including CMA CGM, have reported substantial losses in 2009. Further, CMA CGM announced in September 2009 that CMA CGM and its lenders are exploring a potential financial restructuring to address its short and medium term financing requirements and that CMA CGM is seeking to reduce and in some cases cancel certain ship deliveries. Global Ship Lease is not involved in these discussions and it is not possible to predict the outcome of these discussions. In addition, Global Ship Lease has experienced delays in receiving charterhire payments from the initial Charterer, where between one and three installments have been outstanding, which under the charter contracts are due to be paid every 15 days in advance. If the initial Charterer ceases doing business or fails to perform its obligations under Global Ship Lease’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about Global Ship Lease’s ability to continue as a going concern.

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

The price of Global Ship Lease’s common shares may be volatile, and may fluctuate due to factors such as:

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

The common shares (not including the common shares purchased by Mr. Gross and CMA CGM on the closing date of the Merger pursuant to assignment and acceptance agreements with Marathon) issued in the Merger to Marathon’s initial stockholders and CMA CGM were subject to transfer restrictions set forth in the stockholders agreement. Generally, such shares could not be sold for one year from the date of the Merger. Furthermore, in connection with the Credit Facility Amendment, CMA CGM has agreed not to reduce its holding of common shares below the present level of approximately 24.4 million Class A and B common shares before November 30, 2010. Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial stockholders and CMA CGM can demand that Global Ship Lease register the resale of their common shares at any time after the one year anniversary of the Merger. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Global Ship Lease’s Class A common shares.

The Class A Warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

There are 6,188,088 Class A warrants expiring September 1, 2013 with an exercise price of $9.25. These are owned by CMA CGM, Michael Gross and other initial stockholders of Marathon. These warrants would likely only be exercised if the $9.25 per share exercise price is below the market price of the Class A common shares. To the extent they are exercised, additional Class A common shares will be issued, which will result in dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

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

Depending on fluctuations in LIBOR, our interest rate swap agreements and their accounting treatment in our financial statements could result in deceases in our reported net income.

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

The Class A common shares are listed on the NYSE under the symbol GSL.

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

The charter agreements for vessels in the current fleet stipulate that the initial Charterer should reimburse Global Ship Lease for any costs of war risks insurance additional premiums and additional crew expenses, if any, that are applicable if the initial Charterer acts outside the insurance limits and for entering areas which are specified by the insurance underwriters as being subject to additional premiums.

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

CMA CGM is currently Global Ship Lease’s only customer and charter payments from CMA CGM are Global Ship Lease’s sole source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and Global Ship Lease cannot assure its shareholders that CMA CGM will be able to make charter payments to it. In particular, CMA CGM announced in September 2009 that CMA CGM and its lenders are exploring a potential financial restructuring and that CMA CGM is seeking to reduce and in some cases cancel certain ship deliveries. In addition, Global Ship Lease has experienced increased delays in receiving charterhire from CMA CGM, where between one and three installments have been outstanding. If CMA CGM is unable to make charter payments to it, Global Ship Lease’s results of operations and financial condition will be materially adversely affected. If Global Ship Lease’s existing charters with CMA CGM were terminated and Global Ship Lease was required to recharter at lower rates or if it failed to find new charters due to market conditions, its results of operations and financial condition would be materially adversely affected.

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

Borrowing costs incurred during the construction of vessels or as part of the pre-financing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2009 was $524 (2008: $1,643 and 2007: $833). Other borrowing costs are expensed as incurred.

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

The most significant assumptions used are:

•

the determination of the possible future new charters, future market values and/or the eventual disposition of each vessel. Estimates are based on market data and reports, including for the chartering and sale of comparable vessels, prepared by the industry press and by independent shipping analysts and brokers, and assessment by management thereof. The assumed daily charter rates subsequent to initial charter are based on the 10 years average historical charter rates and range from $18,900 for 2,207 TEU vessels to $60,400 for 10,960 TEU vessels. The container shipping industry has experienced significant cyclical volatility over its history. The Company believes that assuming a reversion to historical average charter hire levels, assessed over a period including both cyclical highs and lows, is the most objective approach for forecasting charter rates over an extended time horizon for long lived assets and is thus also the most objective indicator of rates at which the Company’s vessels may be re-marketed on conclusion of their initial charters;

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

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. Taken as a whole, the market experienced upward movements in the U.S.$ LIBOR yield curve through 2009 and, to a lesser extent, in 2008 from May, when the Company entered into the interest rate derivatives, up to mid August, and consequently the Company’s interest rate derivatives appreciated in value. The unrealized gain on interest rate derivatives in 2009 was $17.9 million compared to $3.1 million for the period from January 1 to August 14, all related to the time charter business of Global Ship Lease. Conversely, during the later part of 2008 there was a downward shift in the U.S.$ LIBOR yield curve causing the Company’s interest rate derivatives to fall significantly in value. Accordingly a $54.9 million loss was recorded for the period from August 15 to December 31, 2008 also all related to the time charter business.

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

Michael S. Gross. Michael S. Gross has been a director of Global Ship Lease since its inception and was appointed Chairman in September 2008. Since 2007, Mr. Gross has served as the chairman of the board and chief executive officer of Solar Capital Ltd. (including its predecessor), a company which invests primarily in leveraged, middle market companies and which has been a publicly-traded closed-end investment company since February 2010. From July 2006 through approximately the first quarter 2009, Mr. Gross was a partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Between February 2004 and February 2006, Mr. Gross was the president and chief executive officer of Apollo Investment Corporation, a publicly traded business development company that he founded and on whose board of directors and investment committee he served as chairman from February 2004 to July 2006, and was the managing partner of Apollo Investment Management, L.P., the investment adviser to Apollo Investment Corporation. From 1990 to February 2006, Mr. Gross was a senior partner at Apollo Management, L.P., a private equity firm which he founded in 1990 with five other persons. In addition, from 2003 to February 2006, Mr. Gross was the managing partner of Apollo Distressed Investment Fund, an investment fund he founded to invest principally in non-control oriented distressed debt and other investment securities of leveraged companies. Mr. Gross currently also serves on the boards of directors of Saks, Inc. and Jarden Corporation. Mr. Gross holds a B.B.A. in accounting from University of Michigan and an M.M. from the J.L. Kellogg Graduate School of Management at Northwestern University.

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

Guy Morel. Guy Morel has been a director of Global Ship Lease since August 2008. Mr. Morel is the general secretary of InterManager, the International Association of Shipmanagers. From 2005 to 2007, he was a professor of corporate finance and director of development at the International University of Monaco. From 1993 to 2004, he was the president and chief operating officer of MC Shipping Inc, a company quoted on the American Stock Exchange, and involved in the ownership and time chartering of containerships and LPG carriers. Between 1979 and 1993, Mr. Morel was one of the founders, a director and a shareholder of V.Ships Inc., a leading ship management group, where he was a vice president in charge of strategic planning and marketing. Prior to 1979, he was a consultant with Data Resources Inc., an American consulting group involved in econometric modeling and economic forecasting. Mr. Morel holds a Bachelor’s Degree in civil engineering from Ecole Centrale de Paris and an MBA from Harvard Business School.

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

In August 2008, the Global Ship Lease board of directors granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the Plan, which are expected to vest over a three-year period. One third of the award vested over 20 business days commencing mid September 2009, one third is expected to vest over 20 business days commencing mid September 2010 and one third on the third anniversary of the Merger. In November 2008, Mr. Puri was been granted 80,000 restricted shares, half of which vested over 20 business days commencing mid September 2009 and half of which is expected to vest over 20 business days commencing mid September 2009. No further awards have been made.

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

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Global Ship Lease common shares as of August 31, 2010 by:

•	each person known by Global Ship Lease to be the beneficial owner of more than 5% of its outstanding common shares;

•	each of Global Ship Lease’s officers and directors; and

•	all of Global Ship Lease’s officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of Global Ship Lease common shares shown as beneficially owned, subject to applicable community property laws. As of August 31, 2010, an aggregate of 54,236,423 Global Ship Lease Class A and Class B common shares were issued and outstanding. IPO warrants and sponsor warrants expired on August 24, 2010.

	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)
Michael S. Gross (2)(3)	13,705,525	23.94%
Jeffrey Pribor (3)	59,019	0.11%
Howard Boyd (3)	34,019	0.06%
Angus R. Frew (3)	34,019	0.06%
Guy Morel (3)	34,019	0.06%
Ian J. Webber (4)	209,800	0.39%
Susan J. Cook (5)	106,300	0.20%
Thomas Lister (6)	106,300	0.20%
Vivek Puri (7)	63,000	0.12%
All directors and executive officers as a group (9 individuals)	14,352,001	24.94%
CMA CGM S.A.	27,544,600	48.01%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares and 3,007,288 Class A warrants (which are included in the table above). Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. At August 31, 2010 Mr. Gross held 15,958 restricted stock units in relation to his remuneration for 2010 as Chairman of the Board of Directors which are expected to vest in January 2011 (which are not included in the table above). The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, 5th Floor, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as Chief Executive Officer of Global Ship Lease. At August 31, 2010 Mr. Webber held 125,000 restricted stock units scheduled to vest prior to October 31, 2010, and which are included in the table above, and 125,000 restricted stock units which are scheduled to vest after October 31, 2010, which are not included in the table above.
(5)	Ms. Cook serves as Chief Financial Officer and Secretary of Global Ship Lease. At August 31, 2010 Ms. Cook held 67,500 restricted stock units scheduled to vest prior to October 31, 2010, and which are included in the table above, and 67,500 restricted stock units which are scheduled to vest after October 31, 2010, which are not included in the table above.
(6)	Mr. Lister serves as Chief Commercial Officer of Global Ship Lease. At August 31, 2010 Mr. Lister held 67,500 restricted stock units scheduled to vest prior to October 31, 2010, and which are included in the table above, and 67,500 restricted stock units which are scheduled to vest after October 31, 2010, which are not included in the table above.
(7)	Mr. Puri serves as Chief Technical Officer of Global Ship Lease. At August 30, 2010 Mr. Puri held 20,000 restricted stock units scheduled to vest prior to October 31, 2010, and which are included in the table above, and 20,000 restricted stock units which are scheduled to vest after October 31, 2010, which are not included in the table above.

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

Furthermore, in connection with the Credit Facility Amendment in August 2009, CMA CGM has agreed not to reduce before November 30, 2010 its holding of common shares in Global Ship Lease below the current level of approximately 24.4 million shares.

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

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing.

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”.

The following sets forth the high and low closing sales price of our Class A common shares as reported on the NYSE for the periods shown:

Class A Common Shares

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$7.64	$6.33
December 31, 2008	$6.30	$2.34
March 31, 2009	$3.60	$1.84
June 30, 2009	$2.35	$1.75
September 30, 2009	$2.10	$1.19
December 31, 2009	$1.66	$1.05
March 31, 2010	$2.66	$1.45
June 30, 2010	$3.45	$2.00
September 30, 2010 (through August 31, 2010)	$3.29	$2.31

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

Date: September 16, 2010

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

Headhaul .. The stronger leg of a round trip voyage with greater volume than the weaker backhaul or the outgoing goods to be delivered from a point of origin.

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

Global Ship Lease, Inc.

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

In our opinion, the accompanying combined balance sheets and the related combined statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Global Ship Lease, Inc. (the “Company”) as at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the periods then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in section entitled Management’s Report on Internal Control Over Financial Reporting within the Company’s Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

May 10, 2010, except for the effect on the combined financial statements of the amendments which are referred in Note 2(c), as to which the date is September 14, 2010

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

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

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional Paid in Capital	Stockholders’ Equity
Balance at December 31, 2006 (Predecessor)	100	$—	$—	$32,677	$115,350	$21,969	$—	$169,996
Change in amount due from CMA CGM	—	—	—	—	(11,881)	—	—	(11,881)
Allocation of prior year net income	—	—	—	(32,677)	32,677	—	—	—

Net income for the period	—	—	—	16,776	—	—	—	16,776
Effect of derivative instruments	—	—	—	—	—	(211)	—	(211)
Effect of currency translation adjustment	—	—	—	—	—	9,509	—	9,509
Other effect of the transfer of the initial ten vessels in 2007	—	—	—	—	26,739	(26,528)	—	211
Deemed distribution to CMA CGM (note 13)	—	—	(96,925)	—	—	—	—	(96,925)

Balance at December 31, 2007 (Predecessor)	100	—	(96,925)	16,776	162,885	4,739	—	87,475
Change in amount due from CMA CGM	—	—	—	—	(188,716)	—	—	(188,716)
Allocation of prior year net income	—	—	(4,967)	(16,776)	21,743	—	—	—
Net income for the period	—	—	—	7,417	—	—	—	7,417
Other effect of the transfer of the two vessels in 2008	—	—	—	651	4,088	(4,739)	—	—
Deemed distribution to CMA CGM (note 13)	—	—	(505)	—	—	—	—	(505)
Allocation of net income	—	—	8,068	(8,068)	—	—		—

Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—	—	—	—	(94,329)
Elimination of historical stockholders’ equity	(100)	—	94,329	—	—	—	—	94,329
Recognition of GSL Holdings stockholders’ equity pre-merger	26,685,209	266	6,286	—	—	—	175,375	181,927
Issuance of shares and warrants in connection with the merger (note 3)
Class A	6,778,650	68	—	—	—	—	51,672	51,740
Class B	7,405,956	74	—	—	—	—	26,043	26,117
Class C	12,375,000	124	—	—	—	—	89,348	89,472
Warrants	—	—	—	—	—	—	1,184	1,184
Warrants exercised into Class A shares (note 16)	504,502	5	—	—	—	—	3,021	3,026
Restricted Stock Units (note 18)	—	—	—	—	—	—	1,167	1,167
Net (loss) for the period	—	—	—	(43,970)	—	—	—	(43,970)

Dividends declared (note 16)	—	—	(15,624)	—	—	—	—	(15,624)

Balance at December 31, 2008 (Successor)	53,749,317	$537	$(9,338)	$(43,970)	$—	$—	$347,810	$295,039

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

Statement of income accounts for the Predecessor Group reflected in predecessor periods 2007 and 2008

Voyage revenue and voyage expenses have been allocated to the Predecessor Group by direct attribution through the use of the comprehensive information system used by CMA CGM. For each accounting transaction, specific information is recorded, including the port calls (localization and date) and the vessel operated. Therefore, the Predecessor Group was able to specifically identify voyage revenues, voyage expenses, vessel expenses and depreciation by vessel.

General and administrative expenses, as well as logistic, container costs and insurance expenses, were allocated to the Predecessor Group based on the number of loaded containers carried onboard each vessel. This allocation method is considered to be commonly used in the container shipping industry and is considered by management to be a reasonable basis for determining the attributable costs of the respective operations. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, travel and entertainment were allocated based on the vessels’ proportionate share of Predecessor Group’s general and administrative expenses for each of the periods presented.

During the periods presented, CMA CGM was subject to various tonnage tax regimes relating to the container shipping business. Accordingly, taxes for the Predecessor Group is based on the tonnage of each vessel and is therefore allocated directly to each vessel and included within general and administrative expenses.

Derivative financial instruments mainly relate to bunker fuel. The allocation of the accounting impact of such derivatives is based on the ratio of the actual fuel consumption for the vessels in the Predecessor Group’s fleet compared to the actual fuel consumption of the CMA CGM total fleet. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations.

Other operating income(expense) relates to bunker hedges that did not qualify for hedge accounting and have been allocated based on the ratio of the actual fuel consumption for the vessels in the Predecessor Group’s fleet compared to the actual fuel consumption of the CMA CGM total fleet. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations.

Interest expense for the Predecessor Group was directly derived from the actual debt on each vessel operated by the Predecessor Group.

(c)	Amended Combined Financial Statements

These combined financial statements amend the original combined financial statements included in the Company’s annual report for the year ended December 31, 2009 which was filed on Form 20-F with the Securities and Exchange Commission on May 18, 2010. Amendments made to notes 2.(b), 3, 13, 14, 20 and 21 incorporate certain disclosure modifications which were made following comments received from the Securities and Exchange Commission related to the original filing and events which have occurred up to date of the approval of the amended combined financial statements.

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

In connection with the merger, $317,446 cash previously held in trust by Marathon was released. These funds were used to repay $115,000 of the assumed credit facility, to pay a total of $147,053 for the conversion of 7.7 million shares and repurchase of 10.8 million shares in connection with the merger closing, to pay $18,500 of costs associated with the merger and to pay $18,570 to CMA CGM due under the merger agreement. The balance was held for general working capital purposes including financing the deposits of $15,477 for the two vessels to be purchased in the fourth quarter of 2010 paid in September 2008.

In connection with the merger, the equity in GSL Holdings pre-merger was $181,927 consisting of additional paid in capital $175,375, accumulated earnings of $6,286 and par value of common shares $266.

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

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies(Continued)

(g)	Vessels (Continued)

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

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (Continued)

(q)	Revenue recognition and related operating expense (Continued)

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

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

10.	Intangible Liability – Charter Agreements (Continued)

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

As Global Ship Lease, Inc. and CMA CGM were entities under common control at the time of the purchase of the first 12 vessels, the difference between the purchase price paid to CMA CGM by the Company for these vessels and the in aggregate lower amount at which the vessels were recorded in the Predecessor Group’s financial statements at the dates of sale, was recognized as a deemed distribution to CMA CGM. The amounts presented within the statements of cash flows and of stockholders’ equity were as follows:

1. The difference between (i) the $385,000 purchase price paid for the 10 vessels purchased in December 2007 and (ii) the carrying amount at the transfer dates, amounting to $288,075, in Predecessor Group carve-out financial statements, has been recorded as a deemed distribution to CMA CGM for $96,925.

2. The difference between (i) the $188,000 purchase price paid for the two vessels purchased in January 2008 and (ii) the carrying amount at the transfer dates, amounting to $187,495, in Predecessor Group carve-out financial statements, has been recorded as a deemed distribution to CMA CGM for $505.

During the Predecessor Group’s period and prior to the purchase by the Company of the initial fleet of 12 vessels, the vessels were owned and operated by CMA CGM. At that time, the vessels as a whole did not belong to a separate legal group, nor were they owned by a separate legal entity or operated as a discrete unit. Accordingly, there was no separate share capital and

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions (Continued)

reserves relating to the vessels for the periods covered by these combined financial statements up to the purchase of these vessels by the Company. The net investment by the Predecessor Group during this period of operations has been shown on the balance sheet as an amount due to CMA CGM and included within equity. This balance reflects the accumulated net investment by CMA CGM, including the accumulated net income relating to prior periods, and is impacted by all transactions as CMA CGM in effect was the source of finance for all operating, investing and financing transactions. All funding of the Predecessor Group’s operations during the period of the combined financial statements has been assumed to be by cash flows generated by operations, bank loans specifically related to the acquisition of the ships, and due to CMA CGM as a net investment in equity. The variation in net investment can be analyzed as follows:

In thousand of $	January 1 to August 14, 2008	Year ended December 31, 2007
	Predecessor	Predecessor
Net cash provided by operating activities of the Predecessor Group	(1,359)	(53,743)
Settlements of hedges which do not qualify for hedge accounting	141	58
Acquisition of vessels by the Predecessor Group	—	183,713
Repayments of long-term debt by the Predecessor Group	—	146,166
Net book value of the 12 vessels transferred to the Company	(187,495)	(288,075)

Change in amount due to CMA CGM	(188,713)	(11,881)

The average balance due to CMA CGM for the period from January 1 to August 14, 2008 and year ended December 31, 2007 amounted to $81,442 and $139,118 respectively.

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

Contracted Vessel Purchases

As reported in note 2, the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. The purchase contracts are non-cancelable. A deposit of 10% has been paid for these two vessels. The remaining purchase obligation of approximately $139,300 is unfunded and is due on delivery of the vessels, which is anticipated to be in December 2010. The vessels are to be chartered to Zim Integrated Shipping Services Limited for seven to eight years. Global Ship Lease has no capacity to borrow any further amounts under its credit facility and therefore must secure other sources of financing to meet its obligations to the sellers under the contracts. The Company continues to discuss opportunities for raising sufficient capital to meet its obligations with a number of different providers of finance, but can give no assurances as to the likely success of these discussions.

The purchase contracts contain a clause to limit liability in the event of buyer default to the forfeiture of the previously paid deposit. However, this intended limitation on liability may not be effective. Unless Global Ship Lease can secure additional financing or an amendment to the purchase contracts, Global Ship Lease may be exposed to legal action by the sellers for damages which may exceed the deposit already paid. In addition, Global Ship Lease may suffer impairment loss on any part of the deposit which has been paid and which might not be recoverable.

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

Under the two class method applied by the Company, net income is first reduced by the amount of dividends declared for the current period and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the year ended December 31, 2009, no dividend was declared on 2009 net income. Dividends paid in the period related to 2008 net income. Class B common shareholders were not entitled to receive dividends in respect of income prior to the fourth quarter of 2008 and until at least the third quarter 2011, Class B common share dividend rights are subordinated to those of holders of Class A common shares. Net income for the period was allocated based on the contractual rights of each class of security and there was insufficient net income to allow any dividend on the Class B common shares and accordingly no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, all losses for the Successor period from August 15, 2008 through December 31, 2008 were allocated to the Class A common shareholders.

At December 31, 2009, there were 51,219,436 warrants (2008: 51,219,436 warrants) to purchase Class A common shares outstanding, including 39,531,348 Public Warrants exercisable at $6 which expired on August 24, 2010, 5,500,000 Sponsor Warrants (2008: 5,500,000 Sponsor Warrants) (which must be exercised on a cashless basis), at an exercise price of $6 which also expired on August 24, 2010, and 6,188,088 Class A Warrants exercisable at $9.25 and which expire September 1, 2013. In addition, there were 710,273 restricted stock units (2008: 897,671 restricted stock units) authorized as part of management’s equity incentive plan and as part of the Directors’ compensation for 2009. As of December 31, 2009 only Class A and B common shares are participating securities.

The diluted weighted average number of Class A common shares outstanding as at December 31, 2009 includes the incremental effect relating to outstanding restricted stock units, but excludes the outstanding warrants. The warrants are excluded because they would have an antidilutive effect.

21.	Subsequent events

On August 2, 2010, the Class A common shares and Public Warrants underlying the units of the Company commenced mandatory separate trading. On August 24, 2010, all outstanding Sponsor Warrants and Public Warrants expired.