Form 20-F
period 2010-12-31
Global Ship Lease, Inc.
filed 2011-05-19
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

47,130,467 Class A Common Shares, par value of $0.01 per share

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

GLOBAL SHIP LEASE, INC.

PART I

This Annual Report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Annual Report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy and likelihood of success in acquiring additional vessels to expand our business.

Forward-looking statements appear in a number of places in this Annual Report including, without limitation, in the sections entitled “Business Overview,” “Management’s Discussion and Analysis of Financial Conditions and Operations,” and “Dividend Policy.” The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

our financial condition and liquidity, including our ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	our ability to meet our financial covenants and repay our credit facility;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments including the availability of cash and the impact of constraints under our credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	our ability to capitalize on our management’s and board of directors’ relationships and reputations in the containership industry to our advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation; and

•	other factors discussed in “Risk Factors.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this Annual Report. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this Annual Report.

Unless the context otherwise requires, references to “the company”, “we”, “us” or “our” refers to Global Ship Lease, Inc.; “CMA CGM” refers to CMA CGM S.A. and “Ship Manager” refers to CMA Ships, a wholly-owned subsidiary of CMA CGM and our current ship manager.

For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report.

Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in United States dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto, which are referred to as our combined financial statements, included elsewhere in this Annual Report.

This selected historical combined financial and operating information gives effect to the merger of Global Ship Lease, Inc and Marathon Acquisition Corp as described further below (“Merger”) as at August 14, 2008 and consequently the selected combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2006 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the Merger and the period succeeding the Merger, respectively. Further, although we derived all of our revenue in 2010 and 2009 and virtually all of our revenue in 2008 from chartering out our vessels under our continuing business of long-term fixed rate time charters, for periods before 2008, under predecessor accounting rules, we earned all or virtually all of our revenue from carrying containerized cargo when the vessels were owned and operated by CMA CGM and its subsidiaries. We use the term “Predecessor Group” to mean the container shipping services provided by the 10 secondhand vessels, which we purchased in December 2007, and two newly built vessels, which we purchased in January 2008, in our initial fleet when these vessels were owned and operated by CMA CGM and its subsidiaries rather than to mean any particular entity or entities.

There are significant differences between our business after the acquisition of our initial fleet of 12 vessels in December 2007 and January 2008, when we started our time charter business, and the business of our Predecessor Group when the vessels earned revenue from carrying cargo for customers. Accordingly, the selected historical combined financial data prior to January 2008, which includes mainly the Predecessor Group’s trading activities of the vessels earning revenue from carrying cargo for third party customers, are not indicative of the results we would have achieved had we historically operated as an independent ship-owning company earning charterhire or of our future results.

The combined financial statements for the Successor period after August 14, 2008 reflect the acquisition of Global Ship Lease, Inc., as a result of the Merger, under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost and due to the changes in capital and legal structure following the Merger including our becoming listed on the New York Stock Exchange.

The historical selected combined financial data as of December 31, 2010, 2009, 2008, 2007 and 2006 and for each of the years then ended (2008 including two distinct reporting periods before and after the Merger) have been derived from our audited combined financial statements and have been prepared in accordance with United States generally accepted accounting principles. The historical selected combined financial data as of December 31, 2006 and for the year then ended together with such financial data for 2007 relating to the initial 10 vessels until their purchase by us in December 2007 and the two new vessels when they were in CMA CGM’s ownership for the last few days of 2007 until their purchase by us in January 2008 is derived from carve-out information of the

Predecessor Group prepared by management of CMA CGM. Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

This selected financial information should be read together with, and is qualified in its entirety by, our combined financial statements and the notes thereto included elsewhere in this Annual Report.

(in millions of U.S. dollars, except per share data)
	2010	2009	August 15 to December 31 2008	January 1 to August 14 2008	2007	2006
	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
Statement of Income
Operating revenues:
Freight revenue (1)	$—	$—	$—	$2.1	$332.2	$299.6
Time charter revenue (2)	158.8	148.7	39.1	55.9	2.9	—
Operating expenses:
Voyage expenses (3)	—	—	—	(1.9)	(249.5)	(213.1)
Vessel expenses	(42.1)	(41.4)	(11.9)	(18.1)	(24.0)	(22.6)
Depreciation	(40.1)	(37.3)	(8.7)	(12.2)	(16.1)	(16.7)
General and administrative (4)	(8.3)	(8.7)	(3.7)	(3.8)	(17.8)	(11.3)
Impairment charge (5)	(17.1)	—	—	—	—	—

Other operating income (expense)	0.4	0.4	0.1	(0.1)	2.3	11.9

Total operating expenses	(107.1)	(87.0)	(24.2)	(36.1)	(304.9)	(251.9)

Operating income	51.8	61.7	14.9	21.9	30.2	47.7
Non operating income (expense)
Interest income	0.2	0.5	0.4	0.4	0.2	—
Interest expense	(23.8)	(24.2)	(3.8)	(17.6)	(13.6)	(15.1)
Realized and unrealized (loss) gain on interest rate derivatives	(32.0)	4.8	(55.3)	2.7	—	—

(Loss) income before income taxes	(3.9)	42.8	(43.9)	7.4	16.8	32.7
Taxes on income	(0.1)	(0.4)	(0.1)	—	—	—

Net (loss) income	$(4.0)	$42.4	$(44.0)	$7.4	$16.8	$32.7

Net income per share in thousand $ per share
Basic and diluted (6)	n.a.	n.a.	n.a.	74	168	327
Weighted average number of common shares outstanding
Basic and diluted	n.a.	n.a.	n.a.	100	100	100
Net (loss) income per Class A common share in $
Basic and diluted (6)	(0.08)	0.91	(1.30)	n.a.	n.a.	n.a.
Weighted average number of Class A common shares outstanding
Basic in millions	46.9	46.5	33.8	n.a.	n.a.	n.a.
Diluted in millions	46.9	46.8	33.8	n.a.	n.a.	n.a.
Net (loss) per Class B common share in $
Basic and diluted	Nil	Nil	Nil	n.a.	n.a.	n.a.
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	7.4	n.a.	n.a.	n.a.

Statement of cash flow
Net cash from operating activities	$85.0	$72.9	$14.0	$20.7	$56.6	$22.8
Net cash (used in) provided by Investing Activities	(32.1)	(96.8)	37.3	(4.9)	(183.8)	(106.3)
Net cash (used in) provided by Financing Activities	(55.4)	28.3	(25.5)	(1.5)	129.1	83.5

Balance sheet data (at period end)
Total current assets	41.0	44.2	32.9	n.a.	192.9	32.1
Total vessels	922.5	961.7	906.9	n.a.	475.3	286.2
Total assets	981.0	1,027.4	966.6	n.a.	674.6	344.5
Long-term debt (current and non-current portion)	532.8	588.2	542.1	n.a.	401.1	139.2
Shareholder loan (7)	—	—	—	n.a.	176.9	—
Preferred shares	48.0	48.0	48.0	—	—	—
Stockholders’ equity	324.6	327.6	295.0	n.a.	87.5	170.0

	2010	2009	August 15 to December 31 2008	January 1 to August 14 2008	2007	2006
	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
Other data (time charter business)
Number of vessels in operation at period end	17	17	16	12	10	n.a
Ownership days	6,205	5,968	1,717	2,699	159	n.a
Utilization (8)	100.0%	98.8%	99.8%	98.5%	99.6%	n.a

(1)	This line item reports revenue earned by the Predecessor Group from carrying cargo on the vessels.
(2)	This line item reports revenues earned from our chartering business following the purchase of our vessels commencing December 2007.
(3)	This line item reports the voyage related expenses of carrying cargo by the Predecessor Group.
(4)	Our combined financial statements include the general and administrative expenses incurred by our Predecessor Group related to its operations and such costs incurred by us as a wholly owned subsidiary of CMA CGM in the predecessor period prior to the Merger. Subsequent to the completion of the Merger, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by an independent listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the Predecessor Group and incurred in the Predecessor period do not purport to be indicative of future expenses.
(5)	On November 8, 2010, we signed agreements with the sellers of two 4,250 TEU container vessels which terminated our purchase obligations totaling $154.8 million. Under the agreements we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel (ii) made a further cash payment of approximately $6.2 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which are valued at approximately $0.4 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller. The vessels were delivered by the builder in December 2010 and January 2011 respectively. Under US GAAP (i) the estimated fair value of the two purchase options was recorded as an asset in the balance sheet at $13.6 million and (ii) an impairment charge of $17.1 million has been recognized which is comprised of $15.5 million released deposits, $1.3 million capitalized interest and $0.3 million other predelivery capital expenditure for the newbuildings.
(6)	The weighted average number of our common shares outstanding as of June 30, 2008 has been used for purposes of computing earnings per share for all periods prior to this date as financial information for 2007 and 2006 periods were carved-out from our Predecessor Group.
(7)	Amounts due to the former shareholder were not assumed by us following completion of the Merger.
(8)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days when hire was being earned by the total number of ownership days, with the result expressed as a percentage. Operating days represent the aggregate number of days in the period that the vessels were available and were not off-hire for any reason, including scheduled dry-dockings, breakdowns or repairs. Ownership days represent the number of days in the period that we owned the relevant vessels. These data are non-GAAP statistical measures used by management to assess operating performance and are not included in combined financial statements prepared under U.S. GAAP.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

We are highly dependent on charter payments from CMA CGM.

All of our vessels are chartered to CMA CGM. CMA CGM’s payments to us under the charters are currently our sole source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligation under the charters. The container shipping industry suffered a significant cyclical downturn in the second half of 2008 and through 2009 and many container shipping companies, including CMA CGM, reported substantial losses. Further, CMA CGM announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements. We have not been involved in these discussions and it is not possible to predict the outcome. In addition, we have experienced from time to time delays in receiving charterhire payments from CMA CGM, where between one and three installments have been outstanding, which under the charter contracts are due to be paid every 15 days in advance. Positive industry conditions returned in 2010 with most carriers reporting significant improvement in financial performance. In November 2010, CMA CGM announced that final agreement had been reached between its shareholders and Yildirim Group of Turkey which had agreed to invest $500 million in CMA CGM by acquiring five year ORA (convertible) notes giving access to 20% of CMA CGM’s share capital. In January 2011, CMA CGM announced that this investment had been completed. Further, in April 2011 CMA CGM placed $475m of dollar-denominated senior notes that mature in 2017 with a coupon of 8.500%, and €325m of 8.875% euro-denominated senior notes that mature in 2019. CMA CGM has represented to us that with the recent bond issue, it has substantially completed its financial restructuring.

Nevertheless, if CMA CGM ceases doing business or fails to perform its obligations under our charters, our business, financial position and results of operations would be materially adversely affected as it is probable that, even if we were able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about our ability to continue as a going concern.

Our credit facility contains restrictive covenants including a maximum leverage ratio based on borrowings under the credit facility expressed as a percentage of charter-free market value of our secured vessels. If the leverage ratio under our credit facility exceeds the permitted level, the lenders under the credit facility may require us to make an additional prepayment of the borrowings or provide additional security, which we may not be able to do and would likely cause a default under the credit facility and which would raise substantial doubt about our ability to continue as a going concern.

We have a credit facility with ABN AMRO Bank N.V. (also the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW Ipex Bank GmbH, DnB NOR Bank ASA and Bank of Scotland plc. As of December 31, 2010, outstanding borrowings under the credit facility were $532.8 million. The credit facility contains restrictive financial and other covenants including minimum cash, minimum net worth, minimum EBITDA to debt service, maximum financial net debt to total capital and maximum leverage ratio, which is the ratio of borrowings under the credit facility to the charter-free market value of security posted.

If the leverage ratio when tested exceeds 75% or we are otherwise in potential default under the credit facility, and if an amendment to or waiver under the credit facility or other relief is not obtained, the Agent may require a prepayment of borrowings or the delivery of additional security. In such an event, we are likely to go into default under the credit facility, which would raise substantial doubt about our ability to continue as a going concern.

The credit facility also imposes scheduled repayments and additional operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	incur additional indebtedness in the vessel owning subsidiaries, including through the issuance of guarantees;

•	change the management of our vessels without the prior consent of the lender;

•	permit liens on our assets;

•	sell our vessels or change the ownership of our subsidiaries;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•	enter into certain types of charters.

Therefore, we may need to seek consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may limit our ability to pay dividends, finance our future operations, make acquisitions or pursue business opportunities. Please see Item 4B “Business Overview—Our Credit Facility” for more information.

The Credit Facility Amendment provides that we may not declare or pay common dividends unless the leverage ratio is no more than 75%.

The Credit Facility Amendment provides that we may not declare or pay common dividends unless the leverage ratio is no more than 75%. The leverage ratio was tested as at April 30, 2011 and was less than 75%. Additionally, our credit facility provides that we may not pay dividends if there is a continuing default under the facility. We are also prohibited from paying dividends if the payment of the dividend would result in a default and any payments to be made into the retention account are not fully up to date. The charter-free market value of our vessels can fluctuate substantially depending on market supply and demand for vessels. In addition, it is probable that the market value of our vessels will decrease over time, as vessels generally decrease in value as they age. Consequently, the leverage ratio is volatile and will likely increase over time, which will negatively affect our ability to comply with our leverage ratio covenant. This, in turn, will impact our ability to resume or continue dividend payments in the future.

We cannot give assurance that we will be able to refinance any indebtedness incurred under our credit facility.

We cannot assure you that at the credit facility’s final maturity date in August 2016 or when otherwise required, we will be able to refinance our indebtedness at all or on terms that are acceptable to us. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain new or replacement debt financing. If we are not able to refinance our indebtedness, we will have to dedicate cash flow from operations not already committed to prepay borrowings to pay the principal and interest of our indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy our debt service obligations with our cash flow from operations, we may have to sell some or all of our assets, which may not be possible and which would have an adverse effect on our cash flows and results of operations. If we are unable to meet our debt obligations for any reason, our lenders could declare our debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in our fleet.

We currently do not have financing to pay for any further vessel acquisitions, including those for which we hold options to purchase in December 2011 and January 2012.

On September 11, 2008, we entered into contracts to purchase from German interests two 4,250 TEU containerships for a price of approximately $77.4 million each. A deposit of 10% was paid when the purchase contracts were signed and the balance of 90%, or approximately $139.3 million in total, was due upon delivery which was anticipated to be in the fourth quarter 2010.

On November 8, 2010, we amended these purchase agreements whereby our purchase obligations were converted into purchase options. We agreed to (i) release the deposits and accrued interest totaling approximately $8.1 million per vessel to the sellers (ii) make a further cash payment of approximately $6.1 million per vessel and (iii) transfer to the sellers certain supplies purchased for the vessels which were valued at approximately $0.5 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller, which was December 20, 2010 for the first vessel and January 7, 2011 for the second. If we do not exercise the purchase options, the sellers retain all monies paid to them and we will have no further liability.

The vessels are chartered to Zim Integrated Shipping Services Limited (“Zim”) by the present owners for seven to eight years from delivery by the builders.

We have no capacity to borrow any further amounts under the credit facility to fund the purchase price of $122.5 million for these two vessels, and as such, must secure other sources of financing to complete these purchases.

Charterer’s consent is required for a change in ownership of the two 4,250 TEU containerships for the continuation of the charters currently in place.

The consent of Zim, as charterer, not to be unreasonably withheld, is required for a continuation of the charters of the two 4,250 TEU vessels should we exercise our options to purchase the vessels. The charters would, upon purchase by us, have a remaining term of six to seven years at a net rate of $28,000 per vessel per day. If Zim does not give consent and we purchase the vessels, we could become the owner of the vessels with no effective charters in place.

CMA CGM and CMA Ships are privately held companies and there is little or no publicly available information about them.

CMA CGM is our sole Charterer and its wholly owned subsidiary, CMA Ships, is our Ship Manager. CMA CGM has guaranteed the performance of CMA Ships under the ship management agreements. CMA CGM’s ability to continue to pay charterhire and CMA Ships’ ability to render ship management services will depend in part on their own financial strength.

Circumstances beyond their control could impair CMA CGM’s and CMA Ships’ financial position, and because they are privately held companies, information about their financial position is not publicly available. As a result, we and an investor in our securities might have little advance warning of financial or other problems affecting CMA CGM or its wholly owned subsidiaries even though their financial or other difficulties could have a material adverse effect on us.

CMA CGM and CMA Ships have conflicts of interest with us which may make them favor their own interests to our detriment.

Conflicts of interest may arise between us, on the one hand, and CMA CGM, our Charterer, and CMA Ships, our Ship Manager, on the other hand. As a result of these conflicts, CMA Ships may favor its own or its parent company’s interests over our interests. These conflicts may have unfavorable consequences for us. Although our ship management agreements expressly prohibit CMA Ships from giving preferential treatment when performing any of its ship management services to any other vessel that is affiliated with it, or otherwise controlled by CMA CGM, conflicts of interest may arise between us, and our Ship Manager and our Charterer.

Our financial reporting is dependent on CMA Ships.

Under the ship management agreement with CMA Ships, the Ship Manager is obliged to provide us with requisite financial information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. CMA Ships and its parent company CMA CGM are privately held corporations with financial reporting schedules different from ours. If CMA Ships or any of its affiliates is delayed in providing us with key financial information, we could fail to meet our financial reporting deadlines.

CMA CGM could compete with us.

Along with many other vessel-owning companies, CMA CGM, currently our sole Charterer and largest holder of our common shares, could compete with us for the purchase of newbuildings and secondhand vessels. Further, CMA CGM is not precluded from acting as an owner in the direct chartering market. While we understand that CMA CGM currently has no intention of doing so, competition from CMA CGM may potentially harm our ability to grow the business and may decrease our results of operations.

Certain terms in our agreements with CMA CGM and its affiliates may be the result of negotiations that were not conducted at arms-length and may not reflect market standard terms. In addition, they may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The charters, the ship management agreements and the other contractual agreements we have entered into with CMA CGM and its wholly owned subsidiaries were made during an affiliated relationship in the context of a previously contemplated public offering of our Class A common shares in 2007, the Merger in August 2008 and other related transactions. Our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties.

Our growth depends on our ability to purchase further vessels, obtain new charters and maintain and potentially expand our relationship with CMA CGM. We will require additional financing to be able to grow and will face substantial competition.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies including potentially CMA CGM. Acquisition of vessels will be challenging as, inter alia, we will need to obtain additional financing in order to complete vessel purchases. Due to the recent global banking crisis and the continuing effects on the banking sector of the 2008/2009 severe cyclical downturn in the containership industry, financing for investment in containerships, whether newbuildings or existing vessels, is severely limited.

The process of obtaining new charterers is highly competitive. Charters are awarded based upon a variety of factors relating to the vessel owner, including:

•	competitiveness of overall price;

•	availability of committed financing;

•	containership experience and quality of ship operations (including cost effectiveness);

•	shipping industry relationships and reputation for reliability, customer service and safety;

•	quality and experience of seafaring crew;

•	ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths for newbuildings; and

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications.

We will face substantial competition in expanding our business from a number of experienced companies. Many of these competitors may have greater financial resources than us, may also operate larger fleets, may have been established for longer and may be able to offer better charter rates. During any industry downturn there are an increased number of vessels available for charter, including many from owners with strong reputations and experience. The potential excess supply of vessels results in greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with CMA

CGM or to obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Unless we set aside reserves or are able to borrow funds for vessel replacement at the end of a vessel’s useful life, our revenue will decline.

Unless we maintain reserves or are able to borrow or otherwise raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income depend upon the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our results of operations and financial condition will be harmed.

We may be unable to make or realize expected benefits from vessel acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes, among other things, selectively acquiring newbuildings and secondhand vessels. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and obtaining the necessary resources to manage an enlarged business. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ any acquired vessels under long-term charters or have ship management agreements with similar or better terms than those we have obtained from CMA Ships or that we will not incur significant expenses and losses in connection with our future growth.

Factors that may limit our ability to acquire additional vessels include competition from other owners, availability of financing, shipyard capacity for newbuildings and the limited number of modern vessels with appropriate characteristics not already subject to existing long-term or other charters. Competition from other purchasers could reduce our acquisition opportunities or cause us to pay higher prices.

Global financial markets have been disrupted in recent years. The debt and equity capital markets have been distressed, and it has been difficult generally to obtain financing. Further, the cost of any available financing increased significantly. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios, shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

Any acquisition of a vessel may not be profitable to us and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to obtain financing, ship management agreements and charters on acceptable terms;

•	be unable, including through our ship managers, to hire, train or retain qualified shore and seafaring personnel to manage and operate our enlarged business and fleet;

•	fail to realize anticipated benefits of cost savings or cash flow enhancements;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or by additional repayments of debt;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the vessels acquired; or

•	not be able to pay dividends.

Secondhand vessels typically do not carry warranties as to their condition at the time of acquisition. While we would generally inspect secondhand containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of the vessel’s condition as if it had been built for and operated by us during its life. Future repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for equivalent vessels of which we have had direct experience. These additional costs could decrease our cash flow and reduce our liquidity.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting organizations have proposed the elimination of allowing operating leases to not be recorded on the balance sheet. The proposals are expected to be finalized in 2011 and implemented in 2013 or later. If the proposals are adopted as currently proposed, they would have the effect of bringing most off-balance sheet operating leases, including time charters, onto a lessee’s balance sheet as liabilities. This proposed change could affect charterers by causing them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us.

Our current performance and future success depends to a significant extent upon our Chief Executive Officer, Ian J. Webber, our Chief Financial Officer, Susan J. Cook, our Chief Commercial Officer, Thomas A. Lister and our Chief Technical Officer, Vivek Puri. Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri have an aggregate of over 80 years of experience in the shipping industry and have worked with several of the world’s largest shipping companies. They and members of the board of directors are crucial to the execution of the company’s business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

We have a limited operating history and our historical financial and operating data are not representative of our future results.

We have a limited operating history. The historical combined financial statements included in this Annual Report include, mainly for periods up to January 31, 2008, our Predecessor Group’s historical business activities as a container shipping company earning revenue from transporting shippers’ cargo and incurring both vessel and voyage expenses, including fuel costs and all costs related to handling of containers for our vessels while the vessels were owned and operated by CMA CGM or its subsidiaries until the date of the individual transfer of each of 10 vessels in December 2007 and two further vessels in January 2008. The historical combined financial statements reflect our results as a vessel owner rather than operator under our fixed-rate long-term charters, ship management agreements and our financing arrangements only from the date of the individual transfer to us of the relevant vessels in December 2007 and January 2008. Further, our capital and legal structure changed significantly as a result of the Merger in August 2008, including our becoming listed on the New York Stock Exchange. Consequently, historical financial information prior to August 15, 2008 is not a meaningful representation of our future results of operations.

We have not performed and may not perform underwater inspections of vessels prior to purchase.

Although we performed physical inspections of the vessels prior to their purchase, we did not perform any underwater inspections. As a result, we will not be aware of any damage to a vessel that may have existed at the time of purchase and which could only be discovered through an underwater inspection. We purchased the vessels from CMA CGM between December 2007 and August 2009 on an “as is” basis, subject to CMA CGM being responsible for any class condition or recommendation that existed at the date of delivery of the vessels. However, if any damage is subsequently found, we could incur substantial costs to repair the damage which would not be recoverable from the sellers.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law or the laws of any jurisdiction which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to meet our debt service obligations, pay dividends, including on our preferred shares or meet our other liabilities.

As our fleet ages, we may incur increased operating costs, which would adversely affect our earnings.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications, or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The shipping industry has inherent operational risks. Although we carry hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes coverage for environmental damage and pollution) and other insurances commonly used by vessel owners, we may not be adequately insured against all risks or our insurers may not pay every claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a replacement vessel in the event of a total or constructive total loss in a timely manner. Further, under the terms of our credit facility, we are subject to restrictions on the use of any proceeds we may receive under claims in the event of a total or constructive total loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas” which may be subject to higher risk of piracy, war or terrorism. We cannot be certain that our insurers will continue to provide such cover, or that we will be able to recover these increased costs from our charterers. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

In addition, we do not presently carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from a major accident. Accordingly, any vessel that is off-hire for an extended period of time, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are organized under the laws of the Republic of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our principal executive offices are located outside the United States and most of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

We cannot assure you if and when we will resume paying dividends.

As a result of the Credit Facility Amendment, we are prohibited from declaring or paying any common dividend until the leverage ratio is no more than 75%. The leverage ratio as at April 30, 2011 was less than 75% and greater than 65%. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors. Whilst we may resume the distribution of a portion of our cash flow to our shareholders, while retaining the remaining cash flow for reinvestment in our business, to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by our management and board of directors. There can be no assurance that our actual results will be as anticipated, that our board of directors will not increase the level of cash reserves or otherwise change our dividend policy or that we will not have additional cash expenses or liabilities, including extraordinary expenses.

In addition to restrictions imposed by the credit facility, the timing and amount of future dividends, if any, could also be affected by various factors, including:

•	our earnings, financial condition and anticipated cash requirements;

•	unexpected repairs to, or required expenditures on, vessels or drydocking costs in excess of those anticipated;

•	additional acquisitions of vessels;

•	the loss of a vessel; and

•

the provisions under Marshall Islands law affecting distributions to shareholders, which generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such dividend.

We have anti-takeover provisions in our organizational documents that may discourage a change of control.

Certain provisions of our articles of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

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

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

The price of our securities may be volatile.

The price of our common shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly revenues and earnings and those of publicly held containership owners or operators;

•	market conditions in the industry;

•	perceived counterparty risk;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or other containership owners or operators;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation including taxation; and

•	the general state of the securities markets.

The international containership industry has been highly unpredictable and volatile. The market for common shares in companies operating in this industry may be equally volatile.

There will be a substantial number of our common shares available for sale in the future that may adversely affect the market price of our Class A common shares.

The common shares (not including the common shares purchased by Mr. Gross and CMA CGM on the closing date of the Merger pursuant to assignment and acceptance agreements with Marathon) issued in the Merger to Marathon’s initial stockholders and to CMA CGM were subject to transfer restrictions set forth in the stockholders agreement. Generally, such shares could not be sold for one year from the date of the Merger. Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial stockholders and CMA CGM can demand that we register the resale of their common shares at any time after the one year anniversary of the Merger. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common shares.

The Class A Warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and would result in dilution to our shareholders.

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

We have entered into interest rate derivatives to swap a notional amount of $580 million of debt from a floating rate based on LIBOR to a fixed rate until at least February 2013. We are therefore locked into a fixed base borrowing rate, before margin, averaging 3.59% on a notional amount of $580 million of debt. We have removed most of the volatility from our cash interest cost, other than for changes in the applicable margin, and are unable to benefit from falling LIBOR rates.

As part of our risk management strategy and in order to avoid volatility in our cash interest expense as well as meet the requirement of the credit facility to fix the interest rate on at least 50% of drawn debt, we have entered into interest rate derivatives to swap a notional amount of $580 million of floating rate debt based on LIBOR into fixed rate debt averaging 3.59% until at least February 2013. We are therefore unable to benefit from falling LIBOR rates. Further, due to required prepayment of outstanding borrowings, we expect to remain in an over-hedged position.

Depending on fluctuations in LIBOR, our interest rate swap agreements and their accounting treatment in our financial statements could result in volatility in our reported net income.

We have entered into certain financial instrument contracts to hedge our exposure to interest rate fluctuations. These derivative instruments are recorded in our balance sheet under U.S. GAAP at market value, as none of the derivatives qualify for hedge accounting, with changes in the value being recognized directly in our combined statement of income. During the year ended December 31, 2009, the relative LIBOR forward interest rate curve experienced upward movement which significantly impacted the market value of our financial instruments, resulting in a non-cash gain of $17.9 million. However, for the year ended December 31, 2010, due to reverses in the forward interest rate curve, we recorded a non-cash loss of $15.3 million. As of December 31, 2010 these derivatives represented a liability of $44.4 million. Future interest rate volatility may expose our net income to significant variations.

Risks Related to Our Industry

Our growth and long term profitability depend mainly upon growth in demand for containerships and the condition of the charter market. The container shipping industry is cyclical and volatile. It has recently experienced a severe cyclical downturn from mid 2008 through 2009.

The container shipping industry is cyclical, showing significant volatility in vessel values, freight rates, charter rates and financial performance. For example, containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the global economic crisis began to affect global container trade, driving charter rates to 10 year lows. In 2010, due to improved economic conditions and increased demand for container shipping services, containership charter rates improved significantly although they remain generally below long term averages. The recent improvement in charter rates may not be sustainable and rates could decline again.

Weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships and container shipping services are outside our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

•	environmental and other legal and regulatory developments;

•	the price of oil and economics of slow steaming;

•	the availability of trade finance and currency exchange rates; and

•	port and canal congestion.

The factors that influence the supply of containership capacity include:

•	the containership newbuilding orderbook;

•	the availability of financing;

•	the scrapping rate of older containerships;

•	the number of containerships off-hire or otherwise idle including laid-up;

•	the price of steel and other raw materials;

•	changes in environmental and other laws and regulations that may limit the useful life of containerships;

•	the availability of shipyard capacity;

•	port and canal congestion; and

•	the extent of slow steaming.

Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy emerged in 2008 and continued into 2009, and economic conditions remain fragile. The current global recovery is proceeding at varying speeds across regions and is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, Ireland and Portugal, have significantly weakened the Euro zone, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

We anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. In 2010, growth in China’s gross domestic product was 10.3%. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slowed or negative economic growth in the future, then this may exacerbate the effect of the significant downturns in the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of sovereign debt defaults by European Union member countries, including Greece, Ireland and Portugal, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

The United States and other parts of the world exhibited weak economic trends and were in a recession in 2008 and 2009. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are also considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. SEC, other regulators, self regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009 and, while generally stabilizing in 2010, remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009 and have only marginally rebounded in 2010. The credit crisis in Greece, for example, and concerns over debt levels of certain other European Union member states, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterer’s business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterer’s container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. Furthermore, if China was to permit the renminbi to float to a free market rate of exchange, it is widely anticipated that the renminbi would appreciate significantly in value against the U.S. dollar. An increase in the value of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped in containerized form. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the incipient global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterer serves has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterer’s business, operating results and financial condition and could thereby affect its ability to make timely charter hire payments to us and to renew and increase the number of its time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

We may incur a financial loss if we attempt to sell one or more of our vessels.

Containership values can fluctuate substantially over time. While there has been recovery in containership values in 2010 following significant declines mid 2008 to end 2009, containership values remain generally below long term averages. A number of factors may contribute to a decrease in the market value of containerships, including:

•	unfavorable economic conditions;

•	a substantial or extended decline in world trade growth leading to reduced demand for container shipping services;

•	increases or an oversupply in containership capacity;

•	increased age;

•	prevailing charter rates; and

•

the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards or otherwise.

If a charter terminates when the charter market for containerships is depressed, we may be unable to recharter the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. It is likely that in such circumstances asset values will also be depressed. Inability to dispose of the containership at a reasonable price could result in a loss on the vessel’s sale and adversely affect our results of operations and financial condition.

Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

Depressed market values of our vessels pledged as security under the credit facility may also impact our ability to satisfy our leverage ratio covenant under the credit facility.

We may have more difficulty entering into long-term charters if a more active and cheaper short-term or spot container shipping market develops.

At the expiration of our charters or if a charter terminates early for any reason or if we acquire vessels charter-free, we will need to charter or recharter our vessels. If an excess of vessels is available on the spot or short-term market at the time we are seeking to fix new long-term charters, we may have difficulty entering into such charters at profitable rates and for any term other than short term and, as a result, our cash flow may be subject to instability in the long-term. In addition, it would be more difficult to fix relatively older vessels should there be an oversupply of younger vessels on the market. A more active short-term or spot market may require us to enter into spot or short-term charters based on prevailing market rates, as opposed to long-term contracts, which could result in a decrease in our cash flow in periods when charter rates are depressed.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

While the size of the containership orderbook has declined over the last two years, the containership newbuilding orderbook as at December 31, 2010 had an aggregate capacity of 3.9 million TEUs, representing approximately 28% of the total on the water fleet capacity. The size of the orderbook, which, subject to deliveries, will increase as new orders are placed, will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the demand for containerships, may result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Piracy is an inherent risk in the operation of ocean-going vessels and particularly affects vessels trading in specific regions of the world such as the South China Sea, the Gulf of Aden, the Arabian Sea and especially off the coast of Somalia. In recent years, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Generally, we do not control the routing of our vessels which is determined by the charterer. Pirate attacks on any of the company’s vessels could result in loss of life, the kidnapping of crew or the theft, damage or destruction of vessels or of containers or cargo being transported thereon. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterer’s business, impairing its ability to make payments to us under our charters.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition from increased security costs and more rigorous inspection procedures at borders and ports. From time to time acts of terrorism, regional conflict and other armed conflict around the world, may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks targeted at oceangoing vessels may also negatively affect our future operations and financial condition from, for example, increased insurance costs, and directly impact our containerships or our charterer. Future terrorist attacks could result in increased market volatility or even a recession in the United States or elsewhere or negatively affect global financial markets, and could further increase inspection and security requirements and regulation that could slow our operations and negatively affect our profitability. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Risks inherent in the operation of containerships could impair the ability of the charterer to make payments to us, increase our costs or reduce the value of our assets.

Our containerships and their cargoes are at risk of being damaged or lost because of events such as marine accidents, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. Any of these events connected to our vessels or other vessels under the charterer’s control, or any other factor which negatively affects the charterer’s business such as economic downturn and significant cyclical depression in the container shipping industry, could impair the ability of the charterer to make payments to us pursuant to our charters. Although the charterer is obligated to pay us charterhire regardless of the amount of cargo being carried on board, it is possible that generally low cargo volumes and low freight rates or events noted above may render the charterer financially unable to pay us its hire. Furthermore, there is a risk that a vessel may become damaged, lost or destroyed during normal operations and any such occurrence may cause us additional expenses to repair or substitute the vessel or may render us unable to provide the vessel for chartering, which will cause us to lose charter revenue.

These occurrences could also result in death or injury to persons, loss of property or environmental damage, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our common shares.

Maritime claimants could arrest our vessels, which could interrupt the charterer’s or our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

Governments could requisition our vessels during a period of war or emergency without adequate compensation.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would likely be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and cash flow.

Technological innovation could reduce our charter income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical condition. Efficiency includes speed, fuel economy and the ability to load and discharge containers quickly. Flexibility includes the ability to enter harbors with draft or other physical considerations, utilize related dock facilities, such as cranes, load or unload with on-board cranes, carry temperature controlled containers and pass through canals and straits. Physical condition is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charterhire we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect our business and operating results.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Please see “Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, Lloyd’s Register and Germanischer Lloyd, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

If a vessel does not maintain its “in class” certification or fails any annual survey, intermediate survey or special survey, port authorities may detain the vessel, refuse her entry into port or refuse to allow her to trade resulting in the vessel being unable to trade and therefore rendering her unemployable. In the event that a vessel becomes unemployable, we could also be in violation of provisions in our charters, insurance coverage, covenants in our loan agreements and ship registration requirements and our revenues and future profitability would be negatively affected.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

The shipping industry and the operation of containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, we cannot predict the cost of complying with such requirements or the impact thereof on the value or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and compliance with these requirements can be costly.

Environmental requirements can also affect the value or useful lives of vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of oil-based products or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, criminal liabilities or seizure or detention of our vessels.

In addition, significant compliance costs could be incurred due to existing environmental laws and regulations and those that may be adopted, which could require new maintenance and inspection procedures and new restrictions on air emissions from our containerships, the development of contingency arrangements for potential spills and/or obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become increasingly strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships, among other events, could have a material adverse impact on our business, financial condition and results of operations. For additional information on these and other environmental requirements, you should review the information contained in “Business Overview—Environmental and Other Regulations.”

Risks Related to Tax Matters

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

We do not expect to be engaged in a U.S. trade or business. In the case of a foreign corporation that is not so engaged, the Internal Revenue Code of 1986, as amended (the “Code”), imposes a 4% U.S. federal income tax (without allowance of any deductions) on 50% of the corporation’s gross transportation income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, unless the corporation qualifies for the exemption provided in Section 883 of the Code. The imposition of this tax could have a negative effect on our business, financial condition and results of operations. Under the charter agreements, the charterer has agreed to provide reimbursement for any such taxes as the charterer determines where each vessel trades.

There are factual circumstances, such as the composition of our shareholder base, beyond our control that could cause it not to have the benefit of the exemption provided by Section 883 of the Code and thereby be subject to the 4% tax described above. Based on information that we have as to our shareholders and other matters, we expect to qualify for Section 883 exemption for 2010. Because the availability of the Section 883 exemption depends on matters over which we have no control, however, we can give no assurances that we will or will continue to qualify for the Section 883 exemption. See “Additional Information—Taxation—Taxation of Global Ship Lease—The Section 883 exemption.”

We could be taxed as a U.S. corporation.

Section 7874 of the Code provides that a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation. Although we believe that this rule should not apply to us in the context of the Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and therefore there can be no assurance that the Internal Revenue Service (the “IRS”) would not seek to challenge such position, or that such a challenge would not be successful. If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax, with the highest statutory rate currently being 35%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations. Please see “Additional Information—Taxation—Taxation of Global Ship Lease—Possibility of taxation as a U.S. corporation” for a more comprehensive discussion of the tax consequences of us being taxed as a U.S. corporation.

Certain adverse U.S. federal income tax consequences could arise for United States holders.

Shareholders of a “passive foreign investment company,” or PFIC, that are United States persons within the meaning of the Code, which we refer to as “United States shareholders,” are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from a PFIC and the gain, if any, they derive from the sale or other disposition of their shares in a PFIC (as discussed below). In addition, dividends paid by a PFIC do not constitute qualified dividend income and, hence, are ineligible for the preferential rate of tax that applies to qualified dividend income.

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

Based on the projected composition of our income and valuation of our assets, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year, although there can be no assurance in this regard. Our expectation is based principally on the position that, for purposes of determining whether we are a PFIC, the majority, if not all, of the gross income we derive from our chartering activities should constitute services income rather than rental income. Correspondingly, we believe such income should not constitute passive income, and the assets owned and operated by us in connection with the production of such income (in particular, the vessels) should not constitute passive assets under the PFIC rules.

We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations. Accordingly, no assurance can be given that the IRS will not assert that we are a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion. Moreover, no assurance can be given that we will be able to avoid PFIC classification for any future taxable year if we decide to change the nature and/or extent of our operations.

Further, in a recent case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income, and the terms of the time charter in that case differ in material respects from the terms of our time charters. No assurance can be given that the IRS or a court of law would accept our position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

If the IRS were to determine that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Distributions paid by us with respect to our shares will not constitute qualified dividend income if we were a PFIC in the year we pay a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, our United States shareholders (other than shareholders who have made a “qualified electing fund” or “mark-to-market” election) will be subject to special rules relating to the taxation of “excess distributions”—with excess distributions being defined to include certain distributions we may make on our Class A common shares as well as gain recognized by a U.S. holder on a disposition of our Class A common shares. In general, the amount of any “excess distribution” will be allocated ratably to each day of the U.S. holder’s holding period for our Class A common shares. The amount allocated to the current year and any taxable year prior to the first taxable year for which we were a PFIC will be included in the U.S. holder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which we were a PFIC, the tax imposed for the current year will be increased by the “deferred tax amount,” which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See “Additional Information—Taxation—Taxation of Global Ship Lease—Tax Consequences of Holding Class A Common Shares—U.S. holders—Consequences of possible passive foreign investment company classification” for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if we were treated as a PFIC (including those applicable to United States shareholders who make a qualified electing fund or mark-to-market election).

We may be subject to taxation on all or part of our income in the United Kingdom, which could have a material adverse effect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 28% up to March 31, 2011 reducing to 26% for the year ending March 31, 2012 and to 25% thereafter. We are strategically managed and controlled from outside the United Kingdom and restrict our activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

Because some administrative and executive services are provided to us by a subsidiary company located in the United Kingdom and certain of our directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we are subject to UK corporate tax on all of our income, or on a greater portion of our income than we currently expect to be taxed. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially adversely affected.

Item 4.	Information on the Company

A. History and Development of the Company

We are a Republic of the Marshall Islands corporation that owns a fleet of modern containerships of a range of sizes. Our business is to charter out our fleet under long-term, fixed-rate charters to reputable container shipping companies to generate stable revenues and predictable cashflows.

We were formed in 2007 to purchase and charter back containerships then owned or to be purchased by CMA CGM. Pursuant to an asset purchase agreement dated December 5, 2007 (the “asset purchase agreement”) with CMA CGM and certain of its vessel-owning subsidiaries, we acquired from CMA CGM our current fleet of 17 containerships between December 2007 and August 2009. All of the vessels are time chartered to CMA CGM for initial terms between five and 17 years equal to a non-weighted average term of 8.1 years remaining at December 31, 2010 and an average age weighted by TEU capacity of 6.8 years, below the weighted average age of the global fleet of 8.1 years. Our management team undertakes all management of our fleet and supervises the day-to-day ship management of our vessels which is currently provided by CMA Ships (the “Ship Manager”), a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements, with an agreement to cap the reimbursement by us of expenses incurred on our behalf providing us with a predictable cost structure.

On March 21, 2008, Global Ship Lease entered into a merger agreement pursuant to which Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, then a subsidiary of CMA CGM, merged with and into GSL Holdings, Inc. (“GSL Holdings”), Marathon’s newly-formed wholly owned Marshall Islands subsidiary, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, “Merger”). The Merger was consummated on August 14, 2008.

Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, 1,000 Series A preferred shares, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25, and $18,570,135 in cash. The rights of holders of Class B common shares are identical to those of holders of Class A common shares subject to meeting certain tests, except that the holders of Class B common shares are not entitled to receive any dividends with respect to any quarter prior to the fourth quarter of 2008 and their dividend rights are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The Class C common shares automatically converted into Class A common shares on a one-for-one basis on January 1, 2009. Pursuant to the Merger, CMA CGM holds approximately 45% of our outstanding common shares. See “Major Shareholders and Related Party Transactions – Major Shareholders.”

Our Class A common shares are listed on the NYSE under the symbol “GSL”.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is 44 (0) 20 7869 8006.

B. Business Overview

Our Fleet

Our fleet, as of December 31, 2010, consisted of 17 containerships with an aggregate capacity of 66,297 TEU and a weighted average age of approximately 6.8 years and a non-weighted average age of 7.9 years.

The table below provides information about our current fleet. Each vessel is on charter to CMA CGM:

Vessel Name	Size (TEU)	Year Built	Classification Society	Commencement of Charter	Remaining Charter Period (1) (years)	Net Daily Rate ($)
Ville d’Orion	4,113	1997	Bureau Veritas	December 2007	2.0	28,500
Ville d’Aquarius	4,113	1996	Bureau Veritas	December 2007	2.0	28,500
CMA CGM Matisse	2,262	1999	Bureau Veritas	December 2007	6.0	18,465
CMA CGM Utrillo	2,262	1999	Bureau Veritas	December 2007	6.0	18,465
Delmas Keta	2,207	2003	Bureau Veritas	December 2007	7.0	18,465
Julie Delmas	2,207	2002	Bureau Veritas	December 2007	7.0	18,465
Kumasi	2,207	2002	Bureau Veritas	December 2007	7.0	18,465
Marie Delmas	2,207	2002	Bureau Veritas	December 2007	7.0	18,465
CMA CGM La Tour	2,272	2001	Bureau Veritas	December 2007	6.0	18,465
CMA CGM Manet	2,272	2001	Bureau Veritas	December 2007	6.0	18,465
CMA CGM Alcazar	5,100	2007	Bureau Veritas	January 2008	10.0	33,750
CMA CGM Château d’If	5,100	2007	Bureau Veritas	January 2008	10.0	33,750
CMA CGM Thalassa	10,960	2008	Bureau Veritas	December 2008	15.0	47,200
CMA CGM Jamaica	4,298	2006	Germanischer Lloyd	December 2008	12.0	25,350
CMA CGM Sambhar	4,045	2006	Lloyd’s Register	December 2008	12.0	25,350
CMA CGM America	4,045	2006	Lloyd’s Register	December 2008	12.0	25,350
CMA CGM Berlioz	6,627	2001	Bureau Veritas	August 2009	10.7	34,000

(1)	As of December 31, 2010

In addition, we have options to purchase from German interests two further containerships (with charters attached) as set out below:

Vessel Name	Size (TEU)	Year Built	Option Expiration Date (1)	Charterer	Commencement of Charter by GSL (1)	Initial Charter Period (years) (2)	Net Daily Rate ($)
Zim Alabama	4,250	2010	September 19, 2011	Zim	December 2011	7-8	28,000
Zim Texas	4,250	2011	October 6, 2011	Zim	January 2012	7-8	28,000

(1)	If purchase options exercised.
(2)	Seven to eight year charter from initial delivery of the vessels by the builder in December 2010 and January 2011.

We agreed in September 2008 to purchase these two vessels from German interests in the fourth quarter of 2010 for approximately $77.4 million each. A deposit of 10% was paid. On November 8, 2010 we signed agreements with the sellers of these vessels which terminated our purchase obligations and gave us purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builders to the sellers, for a payment of $61.25 million per vessel. We released the deposits and accrued interest totaling $8.1 million per vessel to the sellers. In addition, we (i) made a further cash payment of $6.2 million per vessel and (ii) transferred to the sellers certain supplies purchased for the vessels valued at $0.4 million per vessel. The total value of all these items is $14.7 million per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessels by the builders to the sellers, one was delivered in December 2010 and the other in January 2011. The purchase of each vessel is to be completed one year after its delivery. If we do not exercise a purchase option, the sellers retain all monies paid to them in respect of that vessel and we have no further liability. The charters to ZIM, subject to charterer’s consent to a change of ownership of the vessels, will at the date of purchase have a remaining term of six to seven years at ZIM’s option. We currently do not have financing to purchase these vessels.

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

Initial Term

Each of the vessels in our current fleet is subject to a long-term time charter with CMA CGM. We have separate subsidiaries to own each vessel in our fleet. We guarantee the obligations of each of our subsidiaries under the charters. Each of our charters commenced on each vessel’s delivery. Due to different delivery dates and durations, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to rechartering risk upon expiration of our initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters have initial terms of five to 17 years (plus or minus 90 days at charterer’s option) and our fleet has a non-weighted average charter period of 8.1 years remaining at December 31, 2010.

Net Daily Rate

“Net daily rate” refers to the basic payment by the charterer to the owner for the use of the vessel, net of any chartering commission (if applicable). Under all of the time charters for our current fleet, hire is payable to us in advance every 15 days in United States dollars. The net daily rate is a fixed daily amount that will remain the same for the duration of the charter, although in certain circumstances the charter rate can increase. For example, under the global expense agreement, CMA CGM has agreed, effective as of the fourth year of each charter agreement and provided that CMA Ships is no longer our ship manager, to compensate us for any vessel in our fleet on charter to CMA CGM by the amount by which actual operating costs per day (excluding any drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is based on projected operating costs over the life of each charter, provided more than 50% of such increase is attributable to crew and lubricating oil costs, such compensation not to exceed $500 per day per vessel.

Operations and Expenses

As owner, we are required to maintain each vessel in class and in an efficient state of hull and machinery and are responsible for vessel costs such as crewing, lubricating oil, maintenance, insurance and drydocking. The charterer is responsible for the voyage costs, which includes bunker fuel, stevedoring, port charges and towage. As described below, we have entered into ship management agreements and the global expense agreement with our Ship Manager.

For vessels in the current fleet, costs incurred due to structural changes because of changes in legal, classification society or regulatory requirements regarding the vessel shall be paid by us although if the annual costs aggregate to more than $100,000 for each vessel impacted by such changes, CMA CGM will compensate us through an increase in charterhire.

The charter agreements for vessels in the current fleet stipulate that CMA CGM should reimburse us for any costs of war risks insurance additional premiums and additional crew expenses, if any, that are applicable if it acts outside the insurance limits and for entering areas which are specified by the insurance underwriters as being subject to additional premiums.

Right of First Refusal

Pursuant to the terms of the time charter, CMA CGM has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell the vessel during, or at the end of, the charter period. Should CMA CGM not exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

Off-hire

Under the time charter, when the vessel is not available for service, and is “off-hire,” CMA CGM generally is not required to pay charter hire (unless CMA CGM is responsible for the circumstances giving rise to the ship’s unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

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

•	its deviation, other than to save life or property, which results in CMA CGM’s lost time;

•	crewing labor boycotts or certain vessel arrests; or

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and technical management of each vessel, which includes crewing, provision of lubricating oils, maintaining the vessel, periodic drydocking and performing work required by regulations. The day-to-day crewing and technical management of our vessels are provided by our Ship Manager pursuant to the terms of the ship management agreements.

Termination and Withdrawal

If a vessel in the current fleet is off-hire for more than 90 consecutive days, then CMA CGM may cancel the charter without any further consequential claims provided the vessel is free of cargo.

If a vessel’s fuel consumption is increased for a prolonged period above a specified percentage or speed is decreased below a specified level, the time charter provides that hire payments under the time charter may be adjusted until or unless the speed and fuel consumption return to the level specified in the time charter. If a vessel’s fuel consumption exceeds a higher percentage than the percentages specified in the charter over a continuous period of 30 days, and the reason is within our or the vessel’s control, CMA CGM may request that we cure the deficiency. If the deficiency is not cured within 30 days after we receive notice, then CMA CGM may terminate the charter.

If either party informs the other party of a default under the charter, and the default is not rectified within 60 days of such notice, then the party giving the notice has the right to terminate the time charter with respect to that vessel.

The charter will terminate in the event of a total (actual or constructive) loss of the vessel or if the vessel is requisitioned.

We may suspend the performance of our obligations under the charter if CMA CGM defaults on its payment obligations under the charter.

Ship Management Agreements

For the current fleet our Ship Manager, CMA Ships, a subsidiary of CMA CGM, provides day-to-day technical ship management services, including purchasing, crewing, provision of lubricating oil, vessel maintenance including arranging drydocking inspections and ensuring compliance with flag, class and other statutory requirements necessary to support our business. CMA CGM guarantees the performance of all services and any payment due to us by our Ship Manager pursuant to the ship management agreements.

Pursuant to our ship management agreements, we pay our Ship Manager for its services an annual management fee of $114,000 per vessel. Under the ship management agreements, our Ship Manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We will reimburse the Ship Manager for costs it incurs on our behalf. However, such cost reimbursement is capped on a quarterly basis pursuant to the global expense agreement described in more detail below in “Global Expense Agreement.” Each ship management agreement provides that we have the right to audit the accounts of our Ship Manager to verify the costs incurred. The Ship Manager has agreed to maintain our vessels so that they remain in class with valid certification. In addition, the Ship Manager will be responsible for our current fleet’s compliance with all government and other regulations, and compliance with class certifications.

The Ship Manager has established an accounting system and maintains the records of all costs and expenditures incurred as well as data necessary for the settlement of accounts between parties.

The Ship Manager is required to use its best endeavors to provide the services specified in the ship management agreements. Pursuant to the terms of the ship management agreements, we will indemnify our Ship Manager and its employees, agents and sub-contractors and hold them harmless against all actions, proceedings, claims, demands or liabilities which may be brought against them or incurred by them arising out of or in connection with the performance of the ship management agreements, unless the same is proved to have resulted solely from the negligence, gross negligence or willful default of the Ship Manager, its employees, agents and sub-contractors.

Our Ship Manager will not be permitted to sub-contract its obligations under the ship management agreements without our consent, which we will not unreasonably withhold. With our consent, the Ship Manager has sub-contracted all of its management services under its ship management agreements to its UK subsidiary, CMA Ships UK. Our ship management agreements with the Ship

Manager have a term of three years from delivery of each vessel, subject to the termination rights set forth below. Accordingly, the original term of 12 of the 17 ship management agreements have expired, with such agreements remaining in place on an at-will basis.

The ship management agreements are cancelable by us if our Ship Manager fails to meet its obligations for any reason within its control and fails to remedy the default. In addition, after a ship management agreement has been in effect for one year, we have the option of terminating the ship management agreement upon three months notice if we can secure more competitive pricing from a recognized third party, approved by CMA CGM as charterer of the vessels, such approval not to be unduly withheld, subject to CMA Ships’ right to match the third party’s terms.

Our Ship Manager can terminate the agreement prior to the end of its term if, among other things: (a) it has not been paid within 30 days of a written request for payment (and we fail to remedy such default) or (b) we undergo a change in control.

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

We intend that the ship management of Zim Alabama and Zim Texas, if they are purchased in December 2011 and January 2012 respectively pursuant to the option agreements described in more detail in “Our Fleet” above, will be contracted to a third party ship manager unrelated to CMA CGM.

Insurance

We arrange for insurance coverage for each of our vessels, including hull and machinery insurance, protection and indemnity insurance and war risk insurance. We are responsible for the payment of all premiums.

Global Expense Agreement

Pursuant to the ship management agreements with CMA Ships, ship operating expenses incurred by the Ship Manager on our behalf in the operation of our fleet on charter to CMA CGM will be reimbursed. Pursuant to the global expense agreement that we entered into with our Ship Manager, these expenses will be subject to a quarterly cap. Drydocking expenses and insurance premiums are not included in the cap arrangements. For each quarterly period, our Ship Manager bears the amount (if any) by which the actual aggregate expenses, excluding drydocking expenses and insurance premiums and costs of accidents and incidents, incurred with respect to all vessels in service exceed the aggregate cap for such quarterly period. The table below sets out the per diem cap per vessel.

Vessel Name	Per Diem Cap ($)
Ville d’Orion	6,400
Ville d’Aquarius	6,400
CMA CGM Matisse	5,400
CMA CGM Utrillo	5,400
Delmas Keta	5,400
Julie Delmas	5,400
Marie Delmas	5,400
CMA CGM La Tour	5,400
CMA CGM Manet	5,400
Kumasi	5,400
CMA CGM Alcazar	5,900
CMA CGM Château d’If	5,900
CMA CGM Thalassa	8,800
CMA CGM Jamaica	6,650
CMA CGM Sambhar	6,650
CMA CGM America	6,650
CMA CGM Berlioz	7,800

Once our ship management agreements and the global expense agreement with our Ship Manager expire or are terminated, we may not be able to negotiate similar terms in replacement agreements.

Also in the global expense agreement, CMA CGM has agreed, provided that CMA Ships is no longer the ship manager and therefore the cap arrangements are no longer applicable, effective as of the fourth year of each charter agreement, to compensate us, for any vessel in our current fleet by the amount by which actual operating costs per day (excluding any drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is based on projected operating costs over the life of each charter, provided more than 50% of such increase is attributable to crew and lubricating oil costs, such compensation not to exceed $500 per day per vessel.

Credit Facility

We have a senior secured credit facility with ABN AMRO Bank N.V. (also the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW Ipex Bank GmbH, DnB NOR Bank ASA and Bank of Scotland plc, which we refer to as our credit facility. We drew funds under our credit facility to finance in part the purchase of our vessels from CMA CGM. All of our subsidiaries are included as borrowers and guarantors jointly and severally guaranteeing our obligations under the credit facility.

The credit facility was entered into in 2007 and was originally an $800 million revolving facility, non amortizing for five years and with a term of eight years.

Credit Facility Amendment

The credit facility has a leverage ratio test which provides that, if the leverage ratio exceeds 75%, the Agent may require a prepayment of the borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 75%.

Due to the possibility that we would exceed the maximum permitted leverage ratio under the credit facility as a result of the declines in market values of our vessels from mid 2008 due to adverse market conditions, our lenders agreed to enter into the Credit Facility Amendment whereby, effective as of August 20, 2009, the credit facility effectively became a term loan of approximately $600 million with an unchanged final maturity date of August 14, 2016. Following the Credit Facility Amendment, there is no undrawn capacity under the credit facility and prepayments were accelerated.

Under the Credit Facility Amendment, the maximum 75% leverage ratio will not apply until the leverage ratio is first tested after the expiration of the waiver period which is up to and including November 30, 2010. Consequently the first such test was scheduled to be as of April 30, 2011. The leverage ratio as at that date was less than 75% and greater than 65%. Commencing June 30, 2010 the credit facility was repaid quarterly in an amount equal to free cash in excess of $20.0 million determined as at the previous month end subject to a minimum of $40.0 million repayment a year on a rolling 12 month trailing basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, as it was as at April 30, 2011, scheduled repayments will be set at $10.0 million per quarter. The next leverage ratio test including updated vessel valuations is as at November 30, 2011.

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

Further, the undrawn portion of the credit facility amounting to approximately $200.0 million was cancelled and we have agreed that we will not declare or pay any dividends to common shareholders during the waiver period or thereafter unless the leverage ratio is 75% or below.

In connection with the Credit Facility Amendment, CMA CGM agreed not to reduce its holding of approximately 24.4 million common shares in us at least until November 30, 2010 and to defer the redemption of the $48.0 million preferred shares until after the final maturity of the credit facility remains August 14, 2016.

General Borrowing Terms

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under our credit facility, net of surplus cash held in the retention account, to the aggregate charter-free market value of the vessels securing the credit facility plus the value of any other security held. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. If only one such valuation is available at the relevant time, then the result of that valuation will be used to assess the leverage ratio until a second valuation, to be sought monthly, becomes available and the two valuations can be averaged. If no current valuations are available at the relevant time, the leverage ratio will be assumed to be over 100%. The margin was fixed at 3.50% until the leverage ratio test as at April 30, 2011. Set forth below is the margin that applies for the relevant leverage ratio once the fixed margin period expires.

Leverage Ratio	Margin
Up to 65%	2.50%
Greater than 65% up to 75%	3.00%
Greater than 75%	3.50%

During the continuance of any principal or interest default, the margin on the overdue amounts increases by 2% per annum. Pursuant to the terms of the credit facility, we must hedge at least 50% of the amounts outstanding under the credit facility. We hedged, prior to the Merger, the majority of the amounts anticipated to be outstanding under the credit facility.

Until undrawn commitments were cancelled pursuant to the Credit Facility Amendment, we paid a commitment fee of 0.50% per annum on the undrawn portion of the credit facility. We are responsible for the duly justified costs properly incurred in connection with the establishment and the maintenance of the credit facility.

We are permitted to make early prepayments that can reduce subsequent prepayment obligations. Any amount outstanding under the credit facility at the final maturity date on August 14, 2016 must be repaid in one installment.

Security

Our credit facility provides that borrowings under the credit facility are secured by the following:

•	a first priority pledge over our bank accounts, and those of our subsidiaries owning vessels in the security package, which are held with the Agent;

•	cross-collateralized first priority mortgages on each of the vessels in the security package registered or flagged in a jurisdiction acceptable to the lenders;

•	marine and war risks insurance covering a minimum of 110% of the outstanding credit facility amount;

•	a first priority assignment of time charter contracts, in respect of the vessels in the security package;

•	a first priority assignment of insurances in respect of each of the vessels in the security package;

•	a first priority pledge over the shares of our subsidiaries;

•	corporate guarantees for our obligations from guarantors being our subsidiaries under this credit facility;

•

a first priority assignment of the unconditional and irrevocable corporate guarantee from CMA CGM to us for the obligations of CMA CGM, under the time charters, in cases where the charterer is a subsidiary of CMA CGM;

•	a first priority assignment of the management agreements for the vessels in the security package; and

•	a first priority (general) assignment of the earnings of the vessels in the security package.

In the event of either the sale or total loss of a vessel, the amount available for us to borrow under our credit facility will be reduced so that our borrowings under the credit facility does not exceed 70% of the market value of the remaining vessels that secure our obligations under the credit facility.

Covenants

Our credit facility contains covenants that require us to ensure, among other things, that:

•	the employment details of additional vessels that we acquire are given to the Agent;

•

technical and/or operational management of all the vessels secured under this facility and/or the supervisor in respect of newbuildings to be executed by CMA CGM or any of its wholly owned subsidiaries, or any other company internationally recognized and acceptable to the Agent;

•	the earnings accounts and retention account in relation to the vessels are held with the Agent;

•

the vessels are in class, free of any material overdue recommendations, and the classification society is part of the IACS. No change of class without the prior written consent of the Agent, such consent not to be unreasonably withheld;

•	we are only to be involved in the business of ownership of vessels, technical and commercial management of such vessels and related activities;

•

we may not charter-in vessels, lease vessels or enter into any similar arrangement without the prior written approval of the Agent, other than time chartering up to three months, such consent not to be unreasonably withheld, unless the arrangement is with or to us or our subsidiaries, in which case no approval from the Agent shall be required;

•	we provide a list of acceptable flags approved by the Agent. We may change flag to another approved flag provided the Agent receives the required documentation;

•

we are restricted from certain asset acquisitions and disposals with respect to our subsidiaries other than disposals made in the ordinary course of business of the disposing subsidiary on arms-length terms and for fair value or any disposal of assets (other than vessels) in exchange for other assets comparable or superior as to type, value and quality;

•	there are restrictions on the ability of our subsidiaries to incur additional indebtedness;

•	we will at all times comply with the International Maritime Code for the Safe Operation of Ships and for Pollution Prevention adopted by the IMO;

•	there is no change of ownership of any of our subsidiaries;

•

we will provide the Agent with audited annual consolidated accounts, quarterly management accounts and, in respect of each subsidiary, annual unaudited accounts as soon as they are made available, in no event later than 120 days of the year-end and 60 days of the end of each quarter. Further relevant financial information will be provided on demand;

•

we will, at the same time the audited annual consolidated accounts and management accounts are due, provide the Agent with compliance certificates confirming compliance with the financial covenants. A listing of charter rates is also to be included;

•

we cannot dispose of net assets in excess of $300.0 million (of which a maximum of $200.0 million in aggregate should be in respect of our initial and contracted fleet) over any period of three consecutive calendar years other than with the consent of the Agent; and

•

we may pay dividends if (1) no event of default has occurred or is continuing, (2) the payment of such a dividend does not trigger an event of default and (3) any payments to be made into the retention account are fully up to date.

Our credit facility contains financial covenants requiring that, among other things:

•	our cash balance on a consolidated basis must be a minimum of $15.0 million or six months’ net interest expense at all times;

•	our financial net debt to total capitalization ratio shall not exceed 75%;

•

our ratio of EBITDA to debt service, on a trailing four-quarter basis, shall be no less than 1.10 to 1. (Under the Credit Facility Amendment, $10.0 million per quarter is the amount of debt prepayment deemed to be the scheduled prepayment for the purposes of determining debt service); and

•	we maintain a minimum net worth of $200.0 million.

Events of Default

Among other things, each of the following events with respect to us or any of our subsidiaries, in some cases after the passage of time or notice or both, is an event of default under the credit facility agreement:

•	non-payment of amounts due and payable under this credit facility within four business days of the due date;

•	our or our subsidiaries’ breach of our non-financial covenants and failure to remedy within seven business days of receipt of a notice;

•	our breach of a financial covenant;

•	cross default with respect to our and our subsidiaries’ other obligations for any amount in excess of $15.0 million (with respect to us) and $10.0 million (with respect to our subsidiaries);

•	if any person other than CMA CGM, and not agreed to by the lenders, acquires more than 51% of our outstanding voting shares; and

•

default of CMA CGM or the Charter Guarantor which is continuing in respect of three or more of the time charter contracts associated with our initial and contracted fleet or default of more than half by number of the time charters associated with any approved charterer (provided such charterer is the charterer of at least 25% of our vessels).

The credit facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral.

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

•

Intermediate Surveys. Also referred to as extended annual surveys, intermediate surveys are typically conducted two and one-half years after (a) commissioning the vessel and (b) after each class renewal. A drydocking is usually required during the intermediate survey for inspection of underwater parts and for repairs related to inspections. However, by increasing the resilience of the underwater coating and marking the vessel’s hull to accommodate in-water inspection by divers, in-water inspections may be accepted by classification societies in lieu of drydockings at intermediate surveys. If any defects are found, the classification surveyor will issue a “recommendation” that must be rectified by the ship-owner within prescribed time limits. A drydocking would only be required if the in-water inspection showed urgent repairs that could only be carried out in drydock. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to it.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out typically every five years on the ship’s hull, machinery, including the electrical plant, and any special equipment classed, at the intervals indicated by the character of classification for the hull. Vessels are required to be inspected in a drydock as part of the special survey. At the special survey, the vessel is thoroughly examined including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial expense may have to be incurred for steel renewals to pass a special survey if the vessel has experienced excessive wear and tear. As an alternate to carrying out all of the required inspections at the special survey every five years, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous basis, in which every relevant part of the vessel would be surveyed on a five year cycle. A dry-docking is still required at the fifth year anniversary to inspect underwater parts. The process of continuous class renewal spreads out the required inspections and their associated cost, while the vessel is still in service, and reduces the amount of inspection required each fifth year.

As a condition for obtaining insurance coverage, each of our vessels needs to be certified “in class” by a member of the IACS. Pursuant to the terms of the asset purchase agreement. We are also indemnified for a period of two years from the date of the purchase of each vessel for certain losses incurred prior to the full repair of any vessel that arise out of any recommendations existing on the vessel or suspensions from class at the time of sale. Generally, if recommendations are not sufficiently corrected as determined by a member of the IACS, then the vessel may not remain “in class.” If a vessel is not “in class,” it may not be covered by insurance, and may not be available for charter. In addition, our vessels must remain “in class” as a condition to obtaining financing from the lenders under our credit facility.

The following table lists the month by which the vessels in our fleet need to have completed their next drydocking:

Vessel Name	Drydocking Month*
Ville d’Orion	January 2012
Ville d’Aquarius	December 2011
CMA CGM Matisse	November 2014
CMA CGM Utrillo	December 2014
Delmas Keta	March 2013
Julie Delmas	October 2012
Marie Delmas	January 2012
CMA CGM La Tour	June 2011
CMA CGM Manet	October 2011
Kumasi	March 2012
CMA CGM Alcazar	November 2012
CMA CGM Château d’If	December 2012
CMA CGM Thalassa	December 2013
CMA CGM Jamaica	September 2011

Vessel Name	Drydocking Month*
CMA CGM Sambhar	July 2011
CMA CGM America	September 2011
CMA CGM Berlioz	July 2016

*	Expected month of drydocking assume that the vessels qualify for in-water inspections.

Competition

We operate in markets that are highly competitive. We expect to compete for vessel purchases and charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. We also expect to compete with many other companies, including CMA CGM and its subsidiaries, to, among other things, purchase newbuildings and secondhand vessels to grow our fleet.

We expect substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors may have greater financial resources than us, and may also operate larger fleets and may be able to offer better charter rates. Due to the recent industry downturn, there have been an increased number of vessels available for charter, including many from owners with strong reputations and experience. The lack of available financing and excess supply of vessels in the container shipping market results in a more active short-term charter market and greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with CMA CGM or to obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by us or our Ship Manager. For example, the Delmas Keta, Julie Delmas, Kumasi and Marie Delmas have not been certified to comply with all United States, Canadian and Panama Canal regulations, as CMA CGM does not intend to operate them in these waters.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of vessels. We are subject to international conventions and codes, and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures, and are subject to frequent change.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, United States Coast Guard, harbor master or equivalent, classification societies, flag state administrations, country of registry, charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial penalties, costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. Because such laws and regulations are changed frequently and may impose increasingly strict requirements, future environmental regulations may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse affect on our financial condition and results of operations.

International Maritime Organization

Our vessels are subject to standards imposed by the International Maritime Organization, or IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has negotiated international conventions and implemented regulations that address oil discharges, ballasting and unloading operations, sewage, garbage and air emissions, and impose liability for pollution in international waters and a signatory’s territorial waters.

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by regulations MARPOL Annex II. Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulfur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We have registered the vessels in our fleet in flag states that have ratified Annex VI, which require that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates, for the vessels in our fleet, from those flag states. As of December 31, 2010, all of the vessels in the fleet had IAPP Certificates. On July 21, 2008, the United States enacted the Maritime Pollution Protection Act of 2008, implementing Annex VI in territorial waters of the United States and subsequently delivered the instrument of ratification to the IMO, making the United States a party to Annex VI. On October 9, 2008, the Member States of the IMO adopted amendments to Annex VI that came into force on July 1, 2010 creating more stringent standards for engines and fuels The main changes to MARPOL Annex VI will see a progressive reduction in sulphur oxide (SOx) emissions from ships, with the global sulphur cap reduced initially to 3.50% (from the current 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018.

The limits applicable in Sulphur Emission Control Areas (SECAs) were reduced to 1.00%, beginning on 1 July 2010 (from the prior 1.50%); being further reduced to 0.10%, effective from 1 January 2015.

Progressive reductions in nitrogen oxide (NOx) emissions from marine engines were also agreed, with the most stringent controls on so-called “Tier III” engines, i.e. those installed on ships constructed on or after 1 January 2016, operating in Emission Control Areas.

Effective August 2012, certain waters adjacent to the United States Atlantic, Pacific, Gulf of Mexico and Hawaiian coasts up to the United States 200 nautical mile Exclusive Economic Zone limit will be regulated as Emission Control Areas. These and similar requirements could require modifications to our vessels to achieve compliance. We are evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

The operation of our vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires ship-owners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to assess all identified risks, adopt a safety and environmental protection policy achieving the ISM Code objectives ; adopt instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities with the provision of the ISM Code and corrective action; procedures to prepare guidelines and respond to emergency situation; and procedures for regular internal audits and management reviews including evaluating effectiveness. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2010, each of the vessels in our fleet, and the entities managing them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

In 2004, the IMO has also adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has not yet been ratified by the required number of states to come into force. Please see “Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

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

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organo-tins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance. As of December 31, 2010 each of our vessels was in possession of a Statement of Compliance issued by the Classification Society.

Increasingly, independent agencies representing various nations and regions are adopting additional unilateral requirements on the operation of vessels in their territorial waters. These regulations, as described below, apply to our vessels when they are in their waters and can add to the costs of operating and maintaining those vessels as well as increasing the potential liabilities that apply to spills or releases of oil or other materials or violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants and affects all owners and operators whose vessels trade to the United States, including its territories and possessions, or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which are not owned or operated by us), it also applies to non-tank ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships.

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

On July 1, 2009 the United States Coast Guard by Interim Rule increased the limits of the liability of responsible parties with effect from July 31, 2009. For any non-tank vessel, the new limits on liability are the greater of $1,000 per gross ton or $854,400. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Additionally, OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

We intend to maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to obtain a certificate of financial responsibility by establishing and maintaining with the United States Coast Guard, or Coast Guard, evidence of financial responsibility sufficient to meet their potential liabilities under the OPA; an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. An owner or operator may evidence its financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. For our vessels that are likely to enter U.S. waters, we intend to comply with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient insurance.

The United States Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase costs of obtaining this insurance for us and our competitors.

In addition, Title VII of the Coast Guard and Maritime Transportation Act of 2004, or CGMTA, amended OPA to require the United States Coast Guard to issue regulations to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel. The United States Coast Guard has not issued such regulations yet, but has published a guidance document that allows for the issuance of interim authorization letters until the final regulations are promulgated. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Regulations issued under CGMTA that require Government-Initiated Unannounced Exercises (GIUE) to test the response plans are being extended to non-tank vessels. GIUE are paid for by the ship owner. We have plans to comply with the requirements of the CGMTA and OPA. Our vessels that call at U.S. ports have appropriate vessel response plans filed with the United States Coast Guard and copies are available onboard.

Following the "Deepwater Horizon" incident a number of legislative proposals have been made in the U.S Senate that may repeal the Limitation of Liability Act of 1851, remove or increase the cap on liability provided by OPA 90 and provide for non-pecuniary loss and punitive damages by amending the Death on the High Seas Act and Jones Act. We continue to monitor these proposals.

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

Coast Guard regulations also establish penalties for ships headed to the United States that fail to submit a ballast water management reporting form, as well as vessels bound for the Great Lakes or portions of the Hudson River that violate mandatory ballast water management requirements. The Coast Guard may now impose a civil penalty of up to $27,500 per day or, in the case of knowing violations, Class C Felony charge for non-submittal. On August 28, 2009, the Coast Guard proposed to amend its regulations to establish allowable concentrations of living organisms in discharged ballast water and establish an approval process for ballast water management systems. However, final regulations have yet to be promulgated.

In the absence of comprehensive federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements.

On October 10, 2007, the California governor signed into law legislation, or A.B. 740, expanding the state’s marine invasive species ballast water regulatory program (A.B. 433, California’s Marine Invasive Species Act, which regulates the discharge and/or exchange of ballast water of vessels coming from outside the exclusive economic zone into a California port) to regulate “hull fouling organisms.” A.B. 740 gives the State Lands Commission until 2012 to adopt regulations requiring vessels owners and operators to use best available and economically feasible “inwater” technology to remove aquatic species from submerged parts of vessels. Until the regulations can be implemented, A.B. 740 specifies that “hull fouling organisms,” such as barnacles, algae, mussels, and worms that attach to the hard parts of ships, must be removed and disposed of on a regular basis. Furthermore, on October 15, 2007, the California State Lands Commission approved regulations governing the discharge of ballast water for vessels operating in California waters, which among other things, sets limits for the number of living organisms allowed in ballast water discharge. The regulations will be implemented on a graduated time schedule beginning on January 1, 2010 for new vessels and from January 1, 2014 for existing vessels. Other states may create other similar hull cleaning regulations or ballast water performance standards that could increase the costs of operating in state waters of the United States.

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters without a permit and imposes strict liability in the form of penalties for any unauthorized discharges. Current Environmental Protection Agency, or EPA, regulations exempt ships in United States’ navigable waters from the requirement to obtain CWA permits for discharges of ballast water and other substances incidental to the normal operation of vessels. However, a United States District Court ruled in 2006 that EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the CWA, invalidating the blanket exemption in EPA regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels were required to comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations.

Changes in ballast water management rules and regulations, either in the United States or internationally (please see “International Maritime Organization” above), could increase the cost of compliance for ocean carriers, including requiring installation of equipment of ballast water treatment systems on vessels at substantial cost.

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The company’s vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. More recently, on December 22, 2009, the EPA issued more stringent emission standards for new Category 3 marine engines. The standards are consistent with the amendments to Annex VI of MARPOL discussed above. Certain emission standards will take effect as early as 2011. We may incur costs to install equipment in these vessels to comply.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from degassing operations by requiring the installation of vapor control equipment on vessels. There is a risk that new regulations could require significant capital expenditures and otherwise increase our costs.

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

EU Directive 2009/16/EC introduces a new harmonized and coordinated regime for port state control inspections and from January 1, 2011 a new on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records.

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

The EU is currently considering other proposals to further regulate vessel operations. In October 2007, the EU adopted a new Integrated Maritime Policy for the European Union that included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. Individual countries in the EU may also have additional environmental and safety requirements. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority. The trend, however, is towards increasing regulation and our expectation is that requirements will become more extensive and more stringent. Were more stringent future requirements to be put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our operating costs, potentially affecting financial performance.

Other Regions

The environmental protection regimes in other relatively high-income countries, such as Canada, resemble those of the United States. The People’s Republic of China is presently introducing its own regime along similar lines. To the extent our vessels operate in the territorial waters of such countries or enter their ports, the relevant vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase the company’s costs to operate our fleet. These requirements, however, would apply to the industry as a whole and would also affect our competitors.

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC), or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Greenhouse gas emissions from international shipping are not expressly excluded from the Kyoto Protocol though are not included in the Annex 1 country’s national targets. The Protocol directs those countries to pursue limitation and reduction measures through the IMO. The reports of the subsequent UNFCCC conferences in Copenhagen and Cancun have not mentioned shipping though the industry will no doubt have to contribute to the Green Climate Fund agreed at the latter. The European Union confirmed in April 2007 and in 2009 that it plans to expand the European Union emissions trading scheme (ETS) by adding vessels. The 2009 ETS Directive requires the EU to propose an alternate plan to reduce shipping emissions if agreement is not reached by the IMO by December 2011. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Legislation has been introduced into the U.S. Congress to reduce greenhouse gas emissions in the United States. In addition, EPA’s December 2009 “endangerment finding” regarding greenhouse gases allows the EPA to begin regulating greenhouse gas emissions under existing provisions of the federal Clean Air Act. To date, rules proposed by EPA pursuant to this authority have not involved ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

United States Coast Guard regulations are intended to align with international maritime security standards and they exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. we have implemented various security measures addressed by SOLAS and the ISPS Code for the vessels in our fleet.

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

The EU advance cargo declaration scheme came into force on January 1, 2011 under Regulations 648/2005, 1875/2006 and 312/2009 as part of the Community Customs Code. The system requires freight forwarders, with the carrier's permission, to declare any intended containerized cargo movements to and from the EU electronically within certain time limits, and the ship operator to give certain notices. Failure to comply may result in penalties being applied in accordance with national legislation.

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

We maintain marine hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for all our vessels in amounts that we believe to be prudent to cover normal risks in our operations, but we may not be able to maintain these levels of coverage throughout our vessels’ useful lives. Furthermore, while we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurances, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value, which we expect to assess at least annually, with certain deductibles per vessel per incident. We also maintain increased value coverage for each of our vessels under which in the event of total loss or constructive total loss of a vessel, we will be entitled to recover amounts otherwise not recoverable under our basic hull and machinery or war policies due to under-insurance. Under the terms of our credit facility, we have assigned these insurance policies to our lenders and are subject to restrictions on our use of any proceeds there from.

We have not obtained loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We will evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is mutual indemnity insurance provided by mutual protection and indemnity associations, or P&I Associations, which insure our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Its coverage, except for pollution, is unlimited; coverage for pollution is capped at $1.0 billion per vessel per incident.

The International Group is comprised of 13 P&I Associations. The International Group insures approximately 90% of the world’s commercial blue-water tonnage and has entered into a pooling agreement with each of its members to reinsure each association’s liabilities. This pooling agreement provides a mechanism for sharing all claims up to a current cap of approximately $5.4 billion. We intend to remain a member of a P&I Association that is a member of the International Group, and as such, we will be subject to calls payable to the other P&I Associations based on the International Group’s claim records as well as the claim records of all other members of the individual P&I Associations.

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

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in Item 4.B. We do not own any real property.

Item 5.	Operating and Financial Review and Prospects

A. Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for us and our Predecessor Group, should be read in conjunction with our combined financial statements and the related notes and the financial and other information included elsewhere in this Annual Report. The term combined financial statements refers to the combined financial statements of Global Ship Lease, Inc. and its subsidiaries, and the Predecessor Group. The term Predecessor Group refers to the container shipping services provided by CMA CGM, and certain of its subsidiaries, using the vessels of our initial fleet before they were purchased by us. CMA CGM and its subsidiaries are in the business of providing container shipping services to shippers and earning revenue by carrying containerized cargo, whereas we are a vessel owner earning revenue from chartering out our vessels. Further, as a result of the Merger between Global Ship Lease and Marathon on August 14, 2008, the combined financial statements for the years ended December 31, 2010, 2009 and 2008 are not comparable to prior periods, primarily as a result of the change in the capital and legal structure of the company and the effect of the purchase price allocation in connection with the Merger on periods subsequent to August 14, 2008. The period from January 1 to August 14, 2008 is described as Predecessor and August 15 to December 31, 2008 as Successor.

Overview

The combined financial statements include:

•

the carve out financial information reflecting the results and financial position of the 10 secondhand vessels and two newly built vessels (from their dates of purchase by the Predecessor Group) as they were operated by the Predecessor Group in its business as a container shipping company, for the period up to the dates in December 2007 that CMA CGM sold the 10 secondhand vessels to us, and the dates in January 2008 that CMA CGM sold the two newly built vessels to us;

•

the results and financial position of the 10 secondhand vessels and the two newly built vessels as they were operated by us, in our business as a vessel owner earning revenue from chartering out vessels, from the dates of the vessels’ acquisition in December 2007 and January 2008 by us from CMA CGM;

•

the results and financial position of the three secondhand vessels and one newly built vessel as they were operated by us, in our business as a vessel owner earning revenue from chartering out vessels, from the dates of the vessels’ acquisition in December 2008 by us from CMA CGM and the results and financial position of the one secondhand vessel as it was operated by us, in our business as a vessel owner earning revenue from chartering out vessels, from the date of the vessel’s acquisition in August 2009 by us from CMA CGM.

Assets, liabilities, revenues and expenses that relate to the Predecessor Group have been included where relevant in the combined financial statements. The shipping interests and other assets, liabilities, revenues and expenses of the Predecessor Group that do not relate to vessels in our fleet are not included in the combined financial statements.

The combined financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America, which we refer to as U.S. GAAP, and are presented in United States dollars.

This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ materially from those contained in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

We acquired 10 secondhand vessels in December 2007, two newly built vessels in January 2008, three secondhand vessels, one newly built vessel in December 2008 and a further second-hand vessel in August 2009 from CMA CGM. All 17 vessels are chartered to CMA CGM under fixed-rate time charters, with staggered expirations, for initial terms that range from five years to 17 years. Each charter commenced on the delivery of the relevant vessel to us.

We also have options to purchase two vessels from German interests. The vessels were delivered to the German interests in December 2010 and January 2011 and are chartered to Zim Integrated Shipping Services Limited (“Zim”) for seven to eight years. We have no capacity to borrow any further amounts under the credit facility to fund the remainder of the purchase price of these two vessels, and as such, must secure other sources of financing to exercise the purchase options. We have entered into ship management agreements with our Ship Manager for the day-to-day technical management of our current fleet of vessels. See “Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements.

We commenced our business operations in December 2007 with the acquisition of the 10 secondhand vessels from CMA CGM. Our operations as a time charter owner differ significantly from the historical operations of the Predecessor Group upon which the Predecessor Group’s historical carve-out financial information included in the combined financial statements is based. In particular, we generate revenues primarily from charter payments made to us by the charterers of our vessels and not from freight rates for transporting cargoes as undertaken by the Predecessor Group. Costs are also different. Our expenses consist mainly of vessel operating expenses including for crewing, provision of lubricating oil and for routine maintenance, as well as insurance costs and general and administrative expenses. We do not bear the cost of bunker fuel or any costs associated with loading, unloading or transporting containers. The Predecessor Group’s costs include vessel operating expenses but also voyage expenses including costs for bunker fuel, stevedoring, provision of containers and inland transportation. We believe that our contracted revenue under the fixed rate time charters that are in place and fixed fee and capped operating costs arrangements will help provide us with a stable cash flow that is sufficient for our present operating requirements.

Because our operations as ship-owner differ significantly from the business operations of the Predecessor Group as a vessel operator, trends or performance that likely had a material effect on the Predecessor Group’s revenues will likely have limited direct impact on our future revenues, except to the extent that these trends are a result of changing economic conditions in the overall containership industry, which may affect the viability of our customers or generally affect the global demand for and the supply of containerships.

Our financial results will be largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in our fleet and their charter rates;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;

•

Our ability to control our expenses, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

•	changes in the market value of our interest rate swap agreements;

•	impairment of our vessels and other non-current assets; and

•	access to, and the pricing and other terms of, our credit facility.

We have entered into long-term fixed rate time charters for all of our vessels. We expect that our base revenue will be largely fixed until (a) any of our charters expire or otherwise terminate when we will need to seek a renewal or recharter, at possibly a significantly different and lower rate depending on market conditions at the time, or (b) we acquire additional vessels. Our shortest time charter agreements expire in December 2012 (plus or minus 90 days at charterer’s option) on two vessels. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents affect the actual amount of revenues we receive.

CMA CGM is currently our only customer and charter payments from CMA CGM are our sole source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure our shareholders that CMA CGM will be able to make charter payments to us. The container shipping industry has suffered a recent significant cyclical downturn with a substantial amount of excess ship capacity and many container shipping companies, including CMA CGM, reported substantial losses in 2009. Further, CMA CGM announced in September 2009 that CMA CGM and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that CMA CGM was seeking to reduce and in some cases cancel certain ship deliveries. Positive industry conditions returned in 2010 with most carriers reporting significant improvement in financial performance. In November 2010, CMA CGM announced that final agreement had been reached between its shareholders and Yildirim Group of Turkey which had agreed to invest $500 million in CMA CGM by acquiring five year ORA (convertible) notes giving access to 20% of CMA CGM’s share capital. In January 2011, CMA CGM announced that this investment had been completed. In January 2011, CMA CGM announced that this investment had been completed. Further, in April 2011 CMA CGM placed $475m of dollar-denominated senior notes that mature in 2017 with a coupon of 8.500%, and €325m of 8.875% euro-denominated senior notes that mature in 2019. CMA CGM has represented to us that with the recent bond issue, it has substantially completed its financial restructuring. Nevertheless, if, CMA CGM is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with CMA CGM were terminated and we were required to recharter at lower rates or if we failed to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Merger

On March 21, 2008, Global Ship Lease entered into a merger agreement with Marathon, GSL Holdings and CMA CGM and thereafter entered into amendments to the merger agreement pursuant to which Marathon merged with and into GSL Holdings, its newly-formed, wholly owned Marshall Islands subsidiary, and then Global Ship Lease merged with and into GSL Holdings, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands. The Merger was consummated on August 14, 2008. Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares (which converted into Class A common shares in accordance with their terms on January 1, 2009), 1,000 Series A preferred shares with $48,000,000 of aggregate liquidation preference, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25, and $18,570,135 in cash.

Critical Accounting Policies and Estimates

The combined financial statements have been prepared in accordance with U.S. GAAP, which requires us to make estimates in the application of certain accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information available to us at the time and on various other assumptions we believe are reasonable under the circumstances. The following is a discussion of our and our Predecessor Group’s principal accounting policies, some of which involve a high degree of judgment, and the methods of their application.

For a further description of our material accounting policies, including for the Merger, please see notes 3 and 4 to the combined financial statements included elsewhere in this Annual Report.

Combined Financial Statements of the Vessels of Our Initial Fleet

The combined financial statements up to December 31, 2007 reflect mainly the financial position, results of operations and cash flows of the 10 secondhand vessels of our initial fleet as they were operated by the Predecessor Group, in its business as a containership operator, up to the dates that those vessels were sold to us by CMA CGM in December 2007. The combined financial statements up to December 31, 2008 include the two newly built vessels for the period of the Predecessor Group’s ownership up to dates in January 2008 when they were also sold to us. The relevant financial information has been carved out of the consolidated financial statements of CMA CGM and its subsidiaries. The Predecessor Group’s business is as a containership operating company providing cargo transportation services, not as an independent ship-owner as is our business. We believe that the information on these vessels, including their assets, liabilities, results of operations and cash flows, reasonably represents those vessels’ financial position, results of operations and cash flows for the Predecessor Group. However, the carve-out financial information on those vessels and their financial positions, results of operations and cash flows are not indicative of those that would have been realized had those or all the vessels of our initial fleet been operated by us as an independent, stand-alone ship-owning entity for the periods presented. For example, the combined financial statements for the year ended December 31, 2007 include only 159 ship days, all in December 2007, when the 10 secondhand vessels were owned and operated by us in our business as a vessel owner chartering out our vessels on long-term time charters. These 10 vessels were owned by us for 3,660 ship days in the year ended December 31, 2008. Accordingly, the financial position, results of operations and cash flows reflected in the combined financial statements are not indicative of those that would have been achieved had we operated as an independent, stand-alone entity for the periods presented or of future results.

Successor / Predecessor presentation

In accordance with SAB Topic 5-J, we report separately the historical financial information related to our Predecessor which was acquired at the time of the Merger in August 2008. Accordingly, the combined financial statements up to December 31, 2010 include two distinct reporting periods (i) through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the Merger referred to in Note 1 to the combined financial statements and the period succeeding the Merger, respectively. Predecessor and Successor historical financial information is presented on the face of the combined balance sheet, combined statements of income, cash flow and shareholders’ equity with vertical “black line” between the Predecessor and Successor columns as these periods refer to two different entities.

Business Combination

In accordance with ASC Topic 805 “Business Combinations” (“ASC Topic 085”), the purchase method of accounting is used to account for the acquisition of Global Ship Lease, Inc. The cost of the acquisition is measured as the fair value of the assets given, equity instruments issued at the date of acquisition, plus costs directly attributable to the acquisition. The acquired assets, assumed liabilities, contractual contingencies and contingent liabilities, are recognized and measured at their fair value at the acquisition date. Management considered a number of factors, including valuations and appraisals, in determining the fair values of assets. Liabilities were revalued using appropriate then current interest rates. In addition to revaluing existing assets and liabilities, we recorded certain previously unrecognized assets and liabilities, including an intangible asset for the favorable purchase agreements related to the five vessels to be delivered post Merger and an intangible liability for below-market charters. The sum of the amounts assigned to assets and liabilities exceeded the allocable purchase price, creating negative goodwill. In accordance with ASC Topic 805, we allocated this negative goodwill as a reduction of asset values (to vessels in operation, other fixed assets, and intangible assets) on a pro-rata basis.

Revenue Recognition

Unlike the Predecessor Group, whose revenue was derived from freight revenue generated by cargo transportation services, our charter revenue is generated from long-term time charters for each vessel. The charters are regarded as operating leases and provide for a per vessel fixed daily charter rate. Revenue is recorded as earned. Assuming our vessels are not off-hire, our charter revenues are fixed for the period of the current charters and, accordingly, little judgment is required to be applied to the amount of revenue recognition.

Accounting for lease and similar transactions

Our charter hire agreements are classified as operating leases based on the facts and circumstances at their inception. In accordance with ASC Topic 840 “Leases”, an operating lease is a lease agreement that does not transfer substantially all the risks and rewards incidental to the ownership to the lessee. We pay particular attention in evaluating and applying the proper accounting treatment to lease transactions.

Vessels

Vessels represent our most significant tangible assets and we state them in our financial statements at their acquisition cost (less an amount allocated to dry dock component), less accumulated depreciation and impairment loss, if any. Following the Merger, the vessels are recorded at their fair value less a proportion of the negative goodwill arising on the acquisition, allocated to these vessels.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the pre-financing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2010 was $525 (2009: $524 and 2008: $1,643). Other borrowing costs are expensed as incurred.

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives, currently estimated to be 30 years, which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure.

Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors and circumstances include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements and other factors, many of which are outside of our control.

Derivative Instruments

The Predecessor Group entered into bunker derivative agreements to reduce its exposure to cash flow risks from changing bunker prices. In accordance with the requirements of U.S. GAAP, we have recognized these derivative instruments on our balance sheet at fair value with the changes in the fair value of these derivative instruments recognized in the statement of income or deferred in equity within “Accumulated other comprehensive income/(loss)” until settlement of the hedge transaction. We do not expect to enter into such hedging transactions in our on-going business as bunker costs are borne by our charterers.

In connection with our credit facility and as part of overall risk management, we have entered into interest rate swap agreements to reduce our exposure to cash flow risks from floating interest rates. See Item 11 “Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk” for more information about our interest rate swap agreements. The swaps are not accounted for as hedging instruments as they have not been designated as such and are not effective in mitigating the risks of changes in interest rates under U.S. GAAP. As such swaps are not accounted for as hedging instruments, we recognize them on our balance sheet at fair value with the non-cash changes in the fair value of these derivative instruments (mark to market adjustment) recognized in the statement of income. We will not hold or issue derivative financial instruments for trading or other speculative purposes.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” our long-lived assets are regularly reviewed for impairment. We perform the impairment test at the individual vessel level pursuant to paragraph 10 of ASC Topic 360.

Due to the effects of the global economic downturn and reduced demand for container shipping services and thus for containerships, combined with continuing delivery of newbuildings, containership values have experienced declines from mid 2008 to end 2009. Despite improvements in market values through 2010, the book value of our fleet is likely to be greater than its market value based on ship brokers’ valuation. Please see — Item 3 “Key Information—Risk Factors”.

To determine whether there is an impairment indicator under ASC Topic 360, we compare the sum of the undiscounted future cash flows over the anticipated remaining life for each vessel less estimated operating and dry dock expenses, plus the estimated undiscounted residual value at the end of its life, with its book value at the end of each reporting period in order to determine if the book value of such vessel is recoverable.

The assumptions used to determine whether the sum of undiscounted cash flows expected to result from the use and eventual disposition of the vessels exceeds the carrying value involve a considerable degree of estimation on the part of our management team. Actual results could differ from those estimates, which could have a material effect on the recoverability of the vessels.

The most significant assumptions used are:

•

the determination of the possible future new charters, future market values and/or the eventual disposition of each vessel. Estimates are based on current market data and reports, including for the chartering and sale of comparable vessels, prepared by the industry press and by independent shipping analysts and brokers, and assessment by management thereof. The assumed daily charter rates subsequent to initial charter are based on reversion to average historical charter rates and range from $17,356 for 2,207 TEU vessels to $48,396 for 10,960 TEU vessels. For larger vessels, for which historical data is limited or unavailable, average rates have been extrapolated from data for smaller vessels. The container shipping industry has experienced significant cyclical volatility over its history. We believe that assuming a reversion to historical average charter hire levels, assessed over a period including both cyclical highs and lows, is the most objective approach for forecasting charter rates over an extended time horizon for long lived assets and is thus also the most objective indicator of rates at which our vessels may be re-marketed on conclusion of their initial charters;

•	the days on-hire which are estimated at a level consistent with our on-hire statistics and peer group benchmarking;

•	useful life;

•	future operating costs including insurance; and

•	the drydock expenses which are estimated based on one drydock every five years.

These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Whenever the sum of the undiscounted future cash flows for each vessel less operating expenses plus its expected residual value is above its book value, we consider that there is no indication of impairment. Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value is below its book value, we consider that there is a potential impairment and perform a recoverability test, similar to the above but based on discounted cashflows. An impairment loss will be recognized if the book value of the vessel exceeds the sum of the discounted cash market participant flows expected to result from the use and eventual disposition of the vessel.

As of December 31, 2010, we concluded that the undiscounted sum of the future cash flows for each vessel less operating expenses plus its expected residual value exceeded the vessel’s book value and accordingly the recoverability test of the impairment analysis was not required as no individual impairment of vessels existed.

Accounting for vessel purchase options

In November 2010, in relation to the contracts we made in September 2008 to purchase two 4,250 TEU vessels from German interests in the fourth quarter of 2010, we entered into agreements that terminated our purchase obligations and provided us with options to acquire these two vessels on year later in December 2011 and January 2012 – See Item 4.B “Information on the Company – Business Overview”. The total consideration to terminate our previous purchase obligations and secure the options amounted to $29.4 million for the two vessels.

In this context, in accordance with ASC 350 “Intangibles—Goodwill and Other” we recognized an intangible asset amounting to $13.6 million corresponding to the estimated fair value of the vessel purchase options obtained. The fair value of these purchase options was determined based on the estimated charter-attached market value of these vessels assessed by independent broker valuations and management’s analysis of the favorable attached charter compared to actual market conditions.

The excess of the consideration transferred or paid on the transaction date reflecting the cancellation of the purchase obligation was recorded as an expense under the line item “Impairment charge” for an amount of $17.1 million.

The intangible asset will be tested for impairment in case impairment indicators are identified. It will be amortized from the date of acquisition of the vessels. If the purchase options are not exercised, the intangible asset will be written off.

Drydocking

Our vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs associated with the drydocks are capitalized as a component of the cost of the relevant vessel as they occur and are amortized on a straight line basis over the period to the next anticipated drydock. Other expenditures relating to maintenance and repairs are expensed when incurred.

Upon initial purchase, an element of the purchase price is allocated to the drydock component and is amortized on a straight line basis to the next anticipated drydocking.

Costs capitalized as part of the drydock include costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. There were no dry dockings in 2010. Two vessels were drydocked in 2009 for a total cost of $1.7 million. One vessel was drydocked in 2008 for a total cost of $1.5 million.

Share based compensation

We have awarded restricted stock units to certain of our employees which vest, based on service conditions only, over a period of time up to three years from the award date. In addition, a portion of the base compensation paid to the directors (20% for 2010 and 50% for 2009 and for 2008 (from their appointment)) was in the form of restricted stock units which vest, based on service conditions only, annually in arrears. The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

Recent accounting pronouncements

Management does not believe that there are recently issued, but not yet effective accounting pronouncements, which if currently adopted, would have a material impact on our combined financial statements.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

Total operating revenue

Operating revenue reflects income under the fixed rate time charters in effect and was $158.8 million for the year ended December 31, 2010 compared to $148.7 million for the year ended December 31, 2009. The 7% increase in revenue is due to the contribution of the seventeenth vessel which was purchased in August 2009 adding 311 ownership days to a total of 6,205 for 2010 and from only three days offhire in 2010 compared to 74 in 2009 including 32 for two planned drydockings.

Operating expenses

Total operating expenses totaled $107.1 million for the year ended December 31, 2010 (or 67% of operating revenue) compared to $87.0 million for the year ended December 31, 2009 (or 58% of operating revenue). Excluding $17.1 million impairment charge in 2010 operating expenses were 57% of revenue.

Operating expenses can be analyzed as follows:

•

Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $42.1 million for 2010 (or 26% of operating revenue) compared $41.4 million for 2009 (or 28% of operating revenue). The increase in total vessel expenses from the addition of the seventeenth vessel from August 2009 is offset by a reduction in daily vessel costs of 2% or $152 per day to $6,780 per ownership day in 2010 from $6,932 per ownership day in 2009. The decrease compared to 2009 is due mainly to lower lubricating oil consumption following the installation of electronically timed cylinder lubricating oil injection system on eight vessels.

•

Depreciation: Depreciation was $40.1 million for 2010 (or 25% of operating revenue) compared to $37.3 million for 2009 (or 25% of operating revenue). The increase in 2010 is from the addition of the seventeenth vessel from August 2009.

•	General and Administrative: General and administrative expenses in 2010 were $8.3 million (or 5% of operating revenue) compared to $8.7 million for 2009 (or 6% of operating revenue).

•

Impairment charge: On November 8, 2010, we signed agreements with the sellers of two 4,250 TEU container vessels which terminated our purchase obligations which totaled $154.8 million. Under the agreements, we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel, to the sellers, (ii) made a further cash payment of approximately $6.1 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which are valued at approximately $0.5 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller, which is expected to be in December 2010 for both vessels.

Under US GAAP, an impairment charge totalling $17.1 million (or 11% of operating revenue) was recognised in the quarter ended December 31, 2010 which is comprised of $15.5 million released deposits, $1.3 million capitalized interest and $0.3 million other predelivery capital expenditure for the newbuildings.

•

Other operating (income) expense: Other operating income was $0.4 million in 2010 the same as in 2009. Other operating income related to the time charter business is miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters.

Operating Income

As a consequence of all preceding items, operating income was $51.8 million in 2010 compared to $61.7 million in 2009.

Interest Income

Interest income on cash deposits made by us in 2010 was $0.2 million compared to $0.5 million for 2009.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $23.8 million (or 15% of operating revenue). Borrowings under our credit facility together with the preferred shares averaged $615.7 million during the year. Interest expense in 2009 was $24.2 million (or 16% of operating revenue), including $2.2 million accelerated write off of deferred financing fees, based on average borrowings including the preferred shares of $608.7 million in the year.

Realized and unrealized gain on derivatives

During 2008, we entered into derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under our credit facility. A total of $580.0 million of anticipated core debt was swapped into fixed rate debt at an average rate of 3.59%. Of the notional amount of $580.0 million, $535.0 million of the swaps were effective by December 31, 2009 and the balance of $45.0 million becoming effective in 2010 consistent with anticipated purchases of further vessels. All swap agreements continue until at least February 2013 at the full notional amount, without amortization.

None of the interest rate agreements qualified for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period financial statements as unrealized gains or losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows. Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized non-cash gains or losses.

Taken as a whole, the market experienced downward movements in the U.S. $ LIBOR forward yield curve through 2010 and upward movements through 2009, and consequently the Company’s interest rate derivatives depreciated in value in 2010 having appreciated in 2009. For the year ended December 31, 2010 the total loss from derivative hedging instruments was $32.0 million of which $16.7 million was realized and $15.3 million unrealized compared to a total gain in 2009 of $4.8 million of which $13.1 million was a realized loss and $17.9 million was an unrealized gain.

Taxes on Income

Taxes on income for 2010 were $0.1 million compared to $0.4 million for 2009.

Net Income

As a consequence of all preceding items the net loss was $4.0 million for 2010 compared to net income of $42.4 million for 2009.

Year ended December 31, 2009 Compared to Year ended December 31, 2008

Comparison between these two periods is difficult because operations in the year ended December 31, 2009 were comprised entirely of our on-going business of owning and chartering out 16 or 17 containerships under time charters whereas operations in the year ended December 31, 2008 included between 10 and 16 containerships under timecharter and, for a few days in January 2008 the results for two vessels when they were owned and operated by the Predecessor Group earning revenue from the transportation of containerized cargo. Further, as a result of the accounting for the Merger on August 14, 2008, the year ended December 31, 2008 is reported as a Predecessor period, prior to the Merger, and a Successor period, after the Merger. Our capital and legal structure changed significantly on the Merger, including our becoming listed on the New York Stock Exchange.

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

The significant increase in time charter revenue between 2008 and 2009 reflects a full year’s contribution of the three secondhand vessels and one newly built vessel purchased by us in December 2008 and the contribution of the secondhand vessel purchased in August 2009. Certain time charter rates were also increased with effect from April 1 and August 12, 2008. Ownership days in 2009 were 5,968 compared to 4,416 in 2008 (1,717 for the Successor and 2,699 for the Predecessor periods). There were 74 planned and unplanned off-hire days in 2009 compared to 45 in 2008 resulting in a utilization rate of 99%. Of the off-hire days, 32 were for the planned drydocking of CMA CGM Matisse in August and CMA CGM Utrillo in November/December 2009. In 2008 15 off-hire days were for the planned drydocking of the Delmas Keta in March.

Voyage revenue of $2.1 million in 2008 is the revenue earned by the Predecessor Group in carrying cargo on the two newly built vessels up to their dates of sale to us in January 2008.

Operating expenses

Total operating expenses totaled $87.0 million for the year ended December 31, 2009 (or 58% of operating revenue) compared to $36.1 million for the period from January 1 to August 14, 2008 (or 62% of operating revenue) and $24.2 million for the period from August 15 to December 31, 2008 (or 62% of operating revenue).

Operating expenses can be analyzed as follows:

•

Voyage expenses: Voyage expenses, which are associated only with the Predecessor Group’s activity of earning freight revenue, were $1.9 million in 2008 relating only to the two newly built ships for the part of January while they were owned by the Predecessor Group. There were no voyage expenses in 2009.

•

Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $41.4 million for 2009 (or 28% of operating revenue) compared to $18.1 million for the period from January 1 to August 14, 2008 (or 31% of operating revenue) of which $17.9 million related to our time charter business and $0.2 million related to the Predecessor Group’s business, and $11.9 million for the period from August 15 to December 31, 2008 (or 30% of operating revenue) all related to the time charter business. The increase in vessel operating expenses in 2009 for the time charter business is due to the full year’s effect of the three secondhand vessels and one newly built vessel purchased by us in December 2008 and the of the secondhand vessel purchased in August 2009. Vessel expenses were $6,932 per ownership day in 2009 compared to $6,748 per ownership day in 2008. The increase over 2008 is due mainly to the impact of the four vessels delivered in December 2008 which are on average larger than the previous vessels and are thus more expensive to operate.

•

Depreciation: Depreciation was $37.3 million for 2009 (or 25% of operating revenue) compared to $12.2 million for the period from January 1 to August 14, 2008 (or 21% of operating revenue) of which $11.9 million related to our time charter business and $0.3 million related to the Predecessor Group’s business, and was $8.7 million for the period from August 15 to December 31, 2008 (or 22% of operating revenue) all related to the time charter business. Depreciation in 2009 was higher than 2008 mainly due to the effect of the full year effect of the four vessels purchased in December 2008 and the secondhand vessel purchased in August 2009.

•

General and Administrative: General and administrative expenses in 2009 were $8.7 million (or 6% of operating revenue) compared to $3.8 million for the period from January 1 to August 14, 2008 (or 7% of operating revenue), of which $2.3 million related to our time charter business and $1.5 million related to the Predecessor Group’s business, and $3.7 million for the period from August 15 to December 31, 2008 (or 9% of operating revenue) all related to the time charter business. The increase in general and administrative expenses after August 14, 2008 reflects our becoming a publicly listed company which carries incremental costs together with the costs of stock based incentive plans which were $2.5 million in 2009 compared to $1.2 million in the period from August 15 to December 31, 2008.

•

Other operating (income) expense: Other operating income was $0.4 million in 2009 compared to an expense of $0.1 million for the period from January 1 to August 14, 2008, of which $(0.2) million income related to our time charter business and $0.3 million expense related to bunker hedging activities in the Predecessor Group’s business, and $(0.1) million income for the period from August 15 to December 31, 2008 all related to the time charter business. Other operating income related to the time charter business is miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters.

Operating Income

As a consequence of all preceding items, operating income was $61.7 million in 2009 compared to $21.9 million for the period from January 1 to August 14, 2008, of which $24.0 million related to our time charter business and $2.1 million loss related to the Predecessor Group’s business, and $14.9 million for the period from August 15 to December 31, 2008 all related to the time charter business.

Interest Income

Interest income on cash deposits made by us in 2009 was $0.5 million compared to $0.4 million for the period from January 1 to August 14, 2008 all related to our time charter business, and $0.4 million for the period from August 15 to December 31, 2008 also all related to the time charter business.

Interest Expense

Interest expense was $24.2 million for 2009 (or 16% of operating revenue) compared to $17.6 million for the period from January 1 to August 14, 2008 (or 30% of operating revenue) all of which related to our time charter business and $3.8 million for the period from August 15 to December 31, 2008 (or 10% of operating revenue) also all related to the time charter business. The substantial reduction in interest cost after August 14, 2008 is due to the changes in capital structure of us on completion of the Merger including cancellation of the fixed rate $176.9 million shareholder loan and repayment of $115.0 million drawing under our credit facility.

Realized and unrealized gain on derivatives

A total of $580.0 million of anticipated core debt was swapped in 2008 into fixed rate debt at an average rate of 3.59%. Of the notional amount of $580.0 million, $494.0 million of the swaps were effective by December 31, 2008 with a further $41.0 million becoming effective in July 2009 and the balance of $45.0 million becoming effective in 2010 consistent with anticipated purchases of further vessels. All swap agreements continue until at least February 2013 at the full notional amount, without amortization.

None of the interest rate agreements qualified for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period financial statements as unrealized gains or losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows. In 2008, initial payments in respect of derivatives of $4.7 million were made.

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. Taken as a whole, the market experienced upward movements in the U.S.$ LIBOR yield curve through 2009 and, to a lesser extent, in 2008 from May, when we entered into the interest rate derivatives, up to mid August, and consequently our interest rate derivatives appreciated in value. For the year ended December 31, 2009 the reported gain was $4.8 million comprising $13.1 million realized loss and $17.9 million unrealized gain. For the year ended December 31, 2008 the reported loss was $52.5 million of which $0.8 million was realized and $51.8 million was unrealized.

The unrealized gain on interest rate derivatives in 2009 was $17.9 million compared to $3.1 million gain for the period from January 1 to August 14, all related to our time charter business. Conversely, during the later part of 2008 there was a downward shift in the U.S.$ LIBOR yield curve causing our interest rate derivatives to fall significantly in value. Accordingly a $54.9 million loss was recorded for the period from August 15 to December 31, 2008 also all related to the time charter business.

Taxes on Income

Taxes on income in 2009 were $0.4 million or 1% of income before income taxes. Taxes on income in 2008 were not material.

Net Income

As a consequence of all preceding items net income was $42.4 million for 2009 compared to $7.4 million for the period from January 1 to August 14, 2008, of which $9.5 million related to our time charter business and $(2.1) million loss related to the Predecessor Group’s business, and $(44.0) million loss for the period from August 15 to December 31, 2008 all related to the time charter business.

    B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Our net cash flows from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including insurance premiums, general and administrative expenses, interest and other financing costs including the settlement of interest rate derivatives. In addition, each of our vessels is subject to a dry dock every five years. Over the five years following the closing of the Merger, we estimate that the average cost drydocking each of our vessels will be $1.2 million. Seven vessels are scheduled to be drydocked in 2011 and six in 2012. We have included a full schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Business Overview—Inspection by Classification Societies.”

Further, the Credit Facility Amendment provides that the credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter.

Further, the $48.0 million Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

Based on our contractual arrangements, we expect that our operating cash flow will be reasonably predictable and stable and will be sufficient, together with retained cash, to fund our day to day working capital requirements, although we can provide no assurances (see “Risk Factors – Risks Related to our Business – We are highly dependent on charter payments from CMA CGM”).

The Credit Facility Amendment provides that we may not declare or pay common dividends until the leverage ratio under the credit facility is no more than 75%. The leverage ratio was tested as at April 30, 2011 and was less than 75% and greater than 65%. No decisions have been made by the Board of Directors regarding the resumption of dividends. Routine requirements of the business may also limit our ability to pay a dividend.

We have no capital commitments and no undrawn, committed financings. Therefore, we will require new credit facilities and/or other additional capital to effect vessel acquisitions, including the purchase of the two 4,250 TEU vessels over which we have purchase options.

Our other longer term liquidity requirements include repaying the remaining principal balance of our credit facility at the final maturity date of August 14, 2016. Further, the $48.0 million Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

In addition to funds generated by the business and retained, we are likely to require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to meet our obligations and will likely require such further funding to meet all of our repayment obligations under the credit facility.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

For the year ended December 31, 2010 our operating activities were comprised entirely of the chartering out our vessels under time charters.

Net cash provided by operating activities was $85.0 million in 2010 reflecting mainly net loss of $4.0 million, depreciation of $40.1 million, impairment charge $17.1 million, amortization of deferred charges $1.1 million, change in fair value of derivatives $15.3 million, settlement of hedges which do not qualify for hedge accounting $16.7 million, share based compensation $1.0 million less $2.1 million amortization of intangible liability.

The cash settlement of interest rate derivatives was $16.7 million, $1.7 million was expended on vessels including supplies for newbuildings, and $13.6 million cash payment was made in connection with converting purchase obligations to buy two vessels from German Interests into options.

Pursuant to the Credit Facility Amendment, total repayments of $55.4 million were made in 2010.

The net decrease in cash and cash equivalents during 2010 was $2.4 million resulting in closing cash of $28.4 million.

Year ended December 31, 2009 Compared to Year ended December 31, 2008

For the year ended December 31, 2009 our operating activities were comprised entirely of the chartering out our vessels under time charters.

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

Our Credit Facility

We have a senior secured credit facility with ABN AMRO Bank N.V. (also the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW Ipex GmbH, DnB NOR Bank ASA and Bank of Scotland plc, which we refer to as our credit facility. We drew funds under our credit facility to finance in part the purchase of our vessels from CMA CGM. All of our subsidiaries are borrowers and guarantors jointly and severally guaranteeing our obligations under the credit facility.

The credit facility was entered into in 2007 and was originally an $800 million revolving facility, non amortizing for five years and with a term of eight years.

Credit Facility Amendment

The credit facility has a leverage ratio test which provides that, if the leverage ratio exceeds 75%, the Agent may require a prepayment of the borrowings or the delivery of additional security to the extent necessary to reduce the leverage ratio to 75%.

Due to the possibility that we would exceed the maximum permitted leverage ratio under the credit facility as a result of the declines in market values of our vessels from mid 2008 due to adverse market conditions, our lenders agreed to enter into the Credit Facility Amendment whereby, effective as of August 20, 2009, the credit facility effectively became a term loan of approximately $600 million with an unchanged final maturity date of August 14, 2016. Following the Credit Facility Amendment, there is no undrawn capacity under the credit facility and prepayments were accelerated.

Under the Credit Facility Amendment, the maximum 75% leverage ratio will not apply until the leverage ratio is first tested after the expiration of the waiver period which is up to and including November 30, 2010. Consequently the first such test was scheduled to be as of April 30, 2011. The leverage ratio as at that date was less than 75% and greater than 65%. Commencing June 30, 2010 the balance of borrowings under the credit facility was repaid quarterly in an amount equal to free cash in excess of $20.0 million determined as at the previous month end subject to a minimum of $40.0 million repayment a year on a rolling 12 month trailing basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, as it was as at April 30, 2011, scheduled repayments will be set at $10.0 million per quarter. The next leverage ratio test including updated vessel valuations is as at November 30, 2011.

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

Further, the undrawn portion of the credit facility amounting to approximately $200 million was cancelled and we have agreed that we will not declare or pay any dividends to common shareholders during this waiver period or thereafter unless the leverage ratio is 75% or below.

In connection with the Credit Facility Amendment, CMA CGM has agreed not to reduce its holding of common shares in us below the current level of approximately 24.4 million common shares at least until November 30, 2010 and to defer the redemption of the $48.0 million preferred shares until after the final maturity of the credit facility which remains August 14, 2016.

General Borrowing Terms

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under our credit facility, net of surplus cash held in the retention account, to the aggregate charter-free market value of the vessels securing the credit facility plus the value of any other security held. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. If only one such valuation is available at the relevant time, then the result of that valuation will be used to assess the leverage ratio until a second valuation, to be sought monthly, becomes available and the two valuations can be averaged. If no current valuations are available at the relevant time, the leverage ratio will be assumed to be over 100%. The margin was fixed at 3.50% until the leverage ratio test as at April 30, 2011. Set forth below is the margin that applies for the relevant leverage ratio once the fixed margin period expires.

Leverage Ratio	Margin
Up to 65%	2.50%
Greater than 65% up to 75%	3.00%
Greater than 75%	3.50%

During the continuance of any principal or interest default, the margin on the overdue amounts increases by 2% per annum. Pursuant to the terms of the credit facility, we must hedge at least 50% of the amounts outstanding under the credit facility. We hedged, prior to the Merger, the majority of the amounts outstanding under the credit facility.

Until undrawn commitments were cancelled pursuant to the Credit Facility Amendment, we paid a commitment fee of 0.50% per annum on the undrawn portion of the credit facility. We are responsible for the duly justified costs properly incurred in connection with the establishment and the maintenance of the credit facility.

We are permitted to make early prepayments that can reduce subsequent prepayment obligations. Any amount outstanding under the credit facility at the final maturity date on August 14, 2016 must be repaid in one installment.

See “Business Overview—Credit Facility” for further details on our credit facility, including a description of the security provided, covenants and events of default.

Utilization of the credit facility

We financed the purchase of 10 secondhand vessels in December 2007 with $213.1 million of borrowings under the credit facility and drawings of $171.9 million under a shareholder loan made between us and CMA CGM. In addition, we drew approximately $5.0 million under the shareholder loan to pay lenders’ fees and expenses in connection with the credit facility, bringing the total borrowings under the shareholder loan to $176.9 million. Prior to December 31, 2007, we drew a further $188.0 million under the credit facility, which was placed on restricted cash deposit, in order to pay for the two newly built vessels of our initial fleet purchased in January 2008. Total drawings under the credit facility as of December 31, 2007 were $401.1 million. The shareholder loan of $176.9 million was cancelled on the closing of the Merger and $115.0 million of the drawings under the credit facility were prepaid.

Pursuant to the Merger, $99.0 million of the total $355.0 million purchase price of the four vessels acquired in December 2008 was prepaid by the issuance of 12,375,000 Class C common shares to CMA CGM. These shares converted to Class A common shares on January 1, 2009. The balance of the purchase price of $256.0 million was settled from further borrowings under the credit facility. As of December 31, 2008, total drawings under the credit facility were $542.1 million.

An additional $57.0 million was borrowed in August 2009 under the credit facility to purchase the CMA CGM Berlioz, the final ship to be purchased from CMA CGM, consisting of drawings of $42.0 million under the main credit facility and $15.0 million under a newly created Over Advance Portion. The $25.0 million balance of the purchase price of $82.0 million was met from available cash. In November 2009, $10.9 million of the Over Advance Portion was prepaid leaving a total balance outstanding on the credit facility of $588.2 million at December 31, 2009 of which $68.3 million was presented as due within one year.

The remaining balance of $4.1 million of the Over Advance portion was prepaid in February 2010 and $51.3 million of the main facility was prepaid in the year leaving a remaining balance at December 31, 2010 of $532.8 million of which $44.5 million has been presented as due within one year.

As a result of the cancellation of the undrawn portion of the credit facility, alternate sources of financing are required for future vessel acquisitions (Please see — Item 3 “Key Information—Risk Factors”).

Working capital and dividends

Our net cash flows from operating activities corresponds directly with the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Our net cash flows from operating activities will not be exposed to the same fluctuations in operating expenses to which the Predecessor Group’s cash flows were subject. Pursuant to our ship management agreements, we have agreed to pay our Ship Manager an annual management fee of $114,000 per vessel and to reimburse the Ship Manager for operating costs it incurs on our behalf up to a quarterly cap pursuant to the global expense agreement (other than drydocking expenses and insurance premiums which will not be subject to the cap). Charterhire is payable by CMA CGM 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see “Risk Factors – Risks Related to our Business – We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments, and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses. Based on such arrangements, we expect that our operating cash flow will be reasonably stable for at least the initial three year terms of the ship management agreements and will be sufficient to fund our working capital requirements.

The Credit Facility Amendment provides that we may not declare or pay common dividends unless the leverage ratio is no more than 75%. The Credit Facility Amendment also provides that the credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less scheduled repayments will be set at $10.0 million per quarter. The leverage ratio was less than 75% at the test date of April 30, 2011 and accordingly prepayments are fixed at $10 million per quarter and we are permitted to pay common dividends.

Further, the $48.0 million Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

Over the five years following the closing of the Merger, we estimate that the average cost of the first drydocking of each of our vessels will be $1,150,000. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include repaying the remaining principal balance of our credit facility at the final maturity date in August 2016. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to meet our obligations and will likely require such further funding to meet all of our repayment obligations under the credit facility.

C. Research and Development

Not applicable.

D. Trend Information

Container shipping is a cyclical industry, with the demand for container shipping services driven by global trade. Between 1997 and 2007 containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fuelled partly by exports from China. This period of high growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December, 2008 the orderbook was estimated to represent approximately 60% of existing global capacity measured in TEU.

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

The global economic crisis from mid 2008 to end 2009 adversely impacted containerized trade, with demand contracting by approximately 9% in 2009. Liner operators’ published results for 2009 were poor, reflecting the challenging market environment with both lower trade volumes and significantly reduced freight rates. At the end of 2009, approximately 12% of the existing containership fleet was assessed to be idle. The spot market charter rates for a 3,500 TEU vessel were approximately $5,500 per day in fourth quarter 2009. Vessel values declined significantly during 2009 with a 10 year old 3,500 TEU vessel having a value of approximately $15 million.

In 2010, due to improved economic conditions, liner operators returned to profitability with demand for container shipping services increasing by 12%. By the end of 2010, the idle fleet was estimated at approximately 2%, and the orderbook had fallen to approximately 28% of existing capacity, with very limited additional newbuildings contracted in the preceding 12 months. Spot market charter rates improved significantly, although they remain generally below long term averages; a 3,500 TEU vessel could earn approximately $14,500 per day. Consistent with increased charter rates, asset values increased through 2010 with a 10 year old 3,500 TEU vessel having a value of approximately $36 million by year end.

E. Off-Balance Sheet Arrangements

Except as described under Item 5F (Contractual Obligations) and Item 11 (Quantitative and Qualitative Disclosure About Market Risk), we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2010. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table. The table does not include the purchase options for the two 4,250 TEU vessels.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations (1)	44.5	80.0	80.0	328.3	532.8
Interest on long term debt obligations (1)(2)	21.7	36.8	30.2	8.1	96.8
Net obligation under Interest Rate Swaps (3)	15.2	25.6	14.1	5.1	60.0
Ship management agreements (4)	0.8	0.1	—	—	0.9
Mandatorily Redeemable Preferred Shares and related interest (5)	1.5	2.9	2.9	51.0	58.3

	83.7	145.4	127.2	392.5	748.8

(1)	Due to the Credit Facility Amendment, the balance of borrowings under the credit facility has been repaid quarterly in an amount equal to free cash in excess of $20.0 million determined as at the previous month end subject to a minimum of $40.0 million repayment a year on a rolling 12 month trailing basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, as it did as at April 30, 2011, scheduled repayments will be set at $10.0 million per quarter. The above table is based on a leverage ratio of 75% or less as at April 30, 2011.
(2)	The estimated contractual interest obligation has been calculated using an assumed all in interest rate of 4.5% being estimated LIBOR of 1.0% plus a spread of 3.5% being the margin set by the Credit Facility Amendment, effectively up to April 30, 2011 then reduced to an assumed all in interest rate of 4.0% including a margin of 3.0% when the leverage ratio became 75% or less. The Credit Facility Amendment contemplates a continuation of a spread of 3.5% if the leverage ratio remains over 75%.
(3)	The estimated net obligations under our interest rate swaps have been calculated using a LIBOR of 1.00% and assume that the counterparties do not exercise their options to terminate, as at February 28, 2013 or March 17, 2013, one and two contracts respectively totaling $191.0 million but that these continue to maturity of December 17, 2016.
(4)	Obligations under our ship management agreements include an annual management fee of $114,000 per vessel and do not include the reimbursement of daily operating costs incurred on our behalf.
(5)	In connection with the Credit Facility Amendment, CMA CGM agreed to defer the redemption of the $48.0 million Preferred Shares until after the final maturity date of the Credit Facility such that the Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016. The interest obligation has been determined using an all in rate of 3.0% being estimated LIBOR of 1.0% plus the contractual spread of 2.0%.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this annual report and their ages as of December 31, 2010 are listed below:

Name	Age	Position
Michael S. Gross	49	Chairman of the Board
Howard Boyd	66	Director
Angus R. Frew	52	Director
Guy Morel	61	Director
Jeffrey D. Pribor	53	Director
Ian J. Webber	53	Chief Executive Officer
Susan J. Cook	54	Chief Financial Officer
Thomas A. Lister	41	Chief Commercial Officer
Vivek Puri	53	Chief Technical Officer

Michael S. Gross. Michael S. Gross has been our director since inception and was appointed Chairman in September 2008. Mr. Gross has been chairman of the board of directors of Solar Capital Ltd since December 2007, and chief executive officer and president since November 2007. From July 2006 through approximately the first quarter 2009, Mr. Gross was a partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Between February 2004 and February 2006, Mr. Gross was the president and chief executive officer of Apollo Investment Corporation, a publicly traded business development company that he founded and on whose board of directors and investment committee he served as chairman from February 2004 to July 2006, and was the managing partner of Apollo Investment Management, L.P., the investment adviser to Apollo Investment Corporation. From 1990 to February 2006, Mr. Gross was a senior partner at Apollo Management, L.P., a private equity firm which he founded in 1990 with five other persons. In addition, from 2003 to February 2006, Mr. Gross was the managing partner of Apollo Distressed Investment Fund, an investment fund he founded to invest principally in non-control oriented distressed debt and other investment securities of leveraged companies. Mr. Gross currently also serves on the boards of directors of Saks, Inc. and Jarden Corporation.

Howard Boyd. Howard Boyd has been our director since August 2008. In 1996, Mr. Boyd was named chief executive officer of Safmarine, a container liner operator based in Antwerp, which was purchased by AP Moller-Maersk in 1999. Mr. Boyd took a leading role in the takeover and continued as chief executive officer of the separate Safmarine entity until his retirement in 2004. His career with Safmarine began in 1970 when he joined as a tanker accountant. Mr. Boyd held a variety of positions with Safmarine, including financial controller, USA trade executive, chief operating officer of the bulk division and bulk director. He became a member of the Safmarine board of directors in 1988. Mr. Boyd was appointed a consultant to AP Moller-Maersk, continuing as a director of Safmarine, from 2004 to 2008. During this period, he served on the Audit and Remuneration Committees. Mr. Boyd has a Bachelor of Commerce from University of Cape Town and qualified as a South African Chartered Accountant.

Angus R. Frew. Angus R. Frew has been our director since August 2008. Mr. Frew has been chief executive of the British Chamber of Shipping since July 2009 and was president and chief executive officer from 2003 until 2008 of GE SeaCo SRL, a joint venture between GE Capital and Sea Containers Ltd and one of the largest global container leasing companies. Mr. Frew was a director of the Institute of International Container Lessors from 2003 until 2008, serving as chairman in 2004, and a director of the Container Owners’ Association from 2007 to early 2008. Mr. Frew was an officer of Sea Containers Ltd from 2003 to 2005 and senior vice president of its container division. From 1990 to 2002, Mr. Frew held senior management positions in the beverages industry with Grand Metropolitan Plc, Diageo Plc and The Seagram Company Ltd. After qualifying as a British Chartered Accountant in 1983, Mr. Frew held senior financial positions in a number of small entrepreneurial businesses in the IT consultancy, design and retail industries. Mr. Frew has an honors degree in chemistry from the University of Durham.

Guy Morel. Guy Morel has been our director since August 2008. Mr. Morel was the general secretary of InterManager, the International Association of Shipmanagers from 2007 to 2010. From 2005 to 2007, he was a professor of corporate finance and director of development at the International University of Monaco. From 1993 to 2004, he was the president, director and chief operating officer of MC Shipping Inc, a company quoted on the American Stock Exchange, and involved in the ownership and time chartering of containerships and LPG carriers. Between 1979 and 1993, Mr. Morel was one of the founders, a director and a shareholder of V.Ships Inc., a leading ship management group, where he was a senior vice president in charge of strategic planning and marketing. Prior to 1979, he was a consultant with Data Resources Inc., an American consulting group involved in econometric modeling and economic forecasting. Mr. Morel holds a Bachelor’s Degree in civil engineering from Ecole Centrale de Paris and an MBA from Harvard Business School.

Jeffrey D. Pribor. Jeffrey D. Pribor has been our director since August 2008. Mr. Pribor is currently executive vice president and the chief financial officer of General Maritime Corporation. Prior to that, from 2002 to 2004, Mr. Pribor was managing director and president of DnB NOR Markets, Inc., the U.S. investment banking division of DnB NOR Bank ASA, responsible for mergers and acquisitions, strategic advisory services and U.S. capital market activities for the bank’s shipping, offshore, logistics and energy clients. From 2001 to 2002, Mr. Pribor was managing director and group head of transportation banking at ABN AMRO, Inc. where he was responsible for all commercial and investment banking activities for shipping and other transportation companies in North America. From 1996 to 2001, Mr. Pribor was managing director and sector head of transportation and logistics investment banking for ING Barings. He also worked for over 10 years in the mergers and acquisitions group at Merrill Lynch, and as an attorney in the corporate and banking law practice of Milbank, Tweed, Hadley and McCloy. Mr. Pribor holds a B.A. from Yale University and a J.D. and an M.B.A. from Columbia University.

Ian J. Webber. Upon the completion of the Merger, Mr. Webber became our Chief Executive Officer. From 1979 to 1996, Mr. Webber worked for PriceWaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.

Susan J. Cook. Upon the completion of the Merger, Ms. Cook became our Chief Financial Officer. From 1986 to 2006, Ms. Cook worked for The Peninsular and Oriental Steam Navigation Company and served as Group Head of Specialized Finance from 2003 to 2006, Head of Structured Finance from 1999 to 2003, Deputy Group Treasurer from 1994 to 1999 and Treasury Manager from 1989 to 1993. She is a Chartered Management Accountant and a member of the Association of Corporate Treasurers. Ms. Cook graduated from Brunel University and received a Master of Science from Oxford University.

Thomas A. Lister. Upon the completion of the Merger, Mr. Lister became our Chief Commercial Officer. From 2005 until 2007, Mr. Lister was Senior Vice President at DVB Group Merchant Bank (Asia) Ltd, responsible for developing DVB’s Singapore ship fund and leasing project. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group Nordcapital as Director of Business Development. From 1991 to 2002, Mr. Lister worked for a number of shipping companies in both South America and the United States. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Vivek Puri. In November 2008 Mr. Puri was appointed our Chief Technical Officer. Prior to joining Global Ship Lease, Mr. Puri was Senior Vice President and Chief Technical Officer for British Marine PLC UK. Before that he was Chief Technical Officer at Synergy Marine Cyprus, where he was responsible for the technical and commercial operations of a rapidly growing fleet of containerships. Mr. Puri spent 26 years with the Wallem Group, a global ship management company, where he held several positions including Managing Director of Wallem Ltd UK. Mr. Puri graduated from the Marine Engineering College India in 1978. He is a Chartered engineer, a Chartered marine engineer and a Fellow of the Institute of Marine Engineers and Scientists.

B. Compensation

Employment Agreements and Executive Compensation

Global Ship Lease Services Limited, our wholly owned subsidiary, entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and Global Ship Lease Services Limited, Mr. Webber serves as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary of £290,000 (£250,000 up to December 31, 2010) and is eligible to receive a bonus payment up to an annual maximum of 60% (50% up to December 31, 2010) of his salary at the discretion of Global Ship Lease Services Limited.

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

The agreement also provides that, during his employment or for a period of one year thereafter, Mr. Webber will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Global Ship Lease Services Limited entered into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook serves as our Chief Financial Officer. Pursuant to her employment agreement, Ms. Cook receives an annual salary of £165, 000 (£160,000 for 2010) and is eligible to receive a bonus payment up to an annual maximum of 40% (25% up to December 31, 2010) of her salary at the discretion of Global Ship Lease Services Limited.

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

The agreement also provides that, during her employment or for a period of one year thereafter, Ms. Cook, will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Global Ship Lease Services Limited entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister serves as our Chief Commercial Officer. Pursuant to his employment agreement, Mr. Lister receives an annual salary of £175, 000 (£150,000 for 2010) and is eligible to receive a bonus payment up to an annual maximum of 40% (25% up to December 31, 2010) of his salary at the discretion of Global Ship Lease Services Limited.

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

The agreement also provides that, during his employment or for a period of six months thereafter, Mr. Lister, will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Global Ship Lease Services Limited entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as our Chief Technical Officer. Pursuant to his employment agreement, Mr. Puri receives an annual salary of £130, 000 (£110,000 for 2010) and is eligible to receive a bonus payment up to an annual maximum of 40% (25% up to December 31, 2010) of his salary at the discretion of Global Ship Lease Services Limited.

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

The agreement also provides that, during his employment or for a period of 12 months thereafter, Mr. Puri, will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Compensation of Directors

The Chairman of our board of directors receives an annual fee of $150,000, consisting up to December 31, 2009 of $75,000 in cash and an annual restricted stock grant with a grant date value of $75,000. From January 1, 2010, the annual fee consists of $120,000 in cash and an annual restricted stock grant with a grant date value of $30,000. Our other directors receive an annual fee of $100,000, consisting up to December 31, 2009 of $50,000 in cash and an annual restricted stock grant with a grant date value of $50,000. From January 1, 2010, the annual fee consists of $80,000 in cash and an annual restricted stock grant with a grant date value of $20,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee an additional $7,500. The Chairmen of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

2008 Equity Incentive Plan

We adopted the 2008 Equity Incentive Plan (the “Plan”), which entitles our and our subsidiaries’ employees, consultants and directors to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents. The following description of the Plan is a summary of the material terms of the Plan.

The Plan is administered by our board of directors or a committee of the board of directors. Subject to adjustment as provided below, the maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 1,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the Plan in any fiscal year is 500,000 per participant. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the Plan.

In the event that we are subject to a change of control, the Plan administrator in its discretion may make such adjustments and other substitutions to the Plan and outstanding awards under the Plan as it deems equitable or desirable in its sole discretion.

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

In August 2008, our board of directors granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the Plan, which are expected to vest over a three-year period. One third of the award vested over 20 business days commencing mid September 2009, one third vested over 20 business days commencing mid September 2010 and one third is expected to vest over 20 business days commencing mid September 2011. In November 2008, Mr. Puri was granted 80,000 restricted shares, half of which vested over 20 business days commencing mid September 2009 and half vested over 20 business days commencing mid September 2010. In March 2011, the board of directors granted 15,000 restricted shares to Mr. Puri which are expected to vest over 20 business days commencing mid September 2011. No further awards have been made.

C. Board Practices

Our board of directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Mr. Morel and Mr. Pribor, expired at the first annual meeting of stockholders held in July 2009. They were re-elected to serve until the Annual Meeting to be held in 2012.

The term of office of the second class of directors, consisting of Mr. Boyd and Mr. Frew, expired at the second annual meeting of stockholders held in July 2010. They were reelected to serve until the annual Meeting to be held in 2013.

The term of office of the third class of directors, consisting of Mr. Gross, expires at the third annual meeting of stockholders due in 2011.

Director Independence

Our board of directors has determined that Messrs. Pribor, Frew and Morel are “independent directors” as such term is defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE.

Board Committees

Our board of directors has formed an audit committee, a compensation committee, and a governance and nominating committee.

Audit Committee

Our audit committee consists of Messrs. Pribor, Frew and Morel, each of whom is “independent” as defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE. In addition, our board of directors has determined that Mr. Pribor is an “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K of the Securities Exchange Act of 1934, as amended.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who, as required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we have certified to the NYSE that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Pribor satisfies the NYSE’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee. Our compensation committee consists of Messrs. Boyd, Frew, Gross and Pribor. The compensation committee is responsible for and reports to the board of directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and determines director compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Boyd, Gross and Morel. The nominating and corporate governance committee reports to the board of directors on and is responsible for succession planning and the appointment, development and performance evaluation of the members of the board and senior executives. It also assesses the adequacy and effectiveness of our corporate governance guidelines, reviewing and recommending changes to the board whenever necessary.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics (“Code of Ethics”) that applies to our officers, employees and directors. More information on the Code of Ethics and board committee charters is available on our website (www.globalshiplease.com) and in print to any investor upon request.

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

D. Employees

At December 31, 2010, we had seven employees.

E. Share Ownership

See Item 7.A for information regarding beneficial ownership by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of March 31, 2010 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all of our common shares shown as beneficially owned, subject to applicable community property laws. As of March 31, 2010, an aggregate of 54,594,934 Class A and Class B common shares were issued and outstanding. IPO warrants and sponsor warrants expired on August 24, 2010.

	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)
Michael S. Gross (2)(3)	13,721,484	23.82%
Jeffrey Pribor (3)	69,657	0.13%
Howard Boyd (3)	44,657	0.08%
Angus R. Frew (3)	44,657	0.08%
Guy Morel (3)	44,657	0.08%

	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)
Ian J. Webber (4)	144,,800	0.27%
Susan J. Cook (5)	71,200	0.13%
Thomas Lister (6)	71,200	0.13%
Vivek Puri (7)	42,200	0.08%
All directors and executive officers as a group (9 individuals)	14,254,512	26.11%
CMA CGM S.A. (8)	27,544,600	47.72%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares and 3,007,288 Class A warrants (which are included in the table above). Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. At March 31, 2011 Mr. Gross held 4,878 restricted stock units in relation to his remuneration for 2011 as Chairman of the board of directors which are expected to vest in January 2012 (which are not included in the table above). The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as our Chief Executive Officer. At March 31, 2011, Mr. Webber held 125,000 restricted stock units scheduled to vest after May 31, 2011 which are not included in the table above.
(5)	Ms. Cook serves as our Chief Financial Officer and Secretary. At March 31, 2011, Ms. Cook held 67,500 restricted stock units scheduled to vest after May 31, 2011 which are not included in the table above.
(6)	Mr. Lister serves as our Chief Commercial Officer. At March 31, 2011, Mr. Lister held 67,500 restricted stock units scheduled to vest after May 31, 2011 which are not included in the table above.
(7)	Mr. Puri serves as our Chief Technical Officer. At March 31, 2011, Mr. Puri held 15,000 restricted stock units scheduled to vest after May 31, 2011 which are not included in the table above.
(8)	CMA CGM S.A.is the record holder of 24,412,700 Class A and Class B common shares and 3,131,900 Class A warrants (which are included in the table above). The business address of CMA CGM S.A. is 4, quai d’Arenc, 13235 Marseille Cedex 02, France.

B. Related Party Transactions

See Item 4.B for a discussion of our commercial transactions and agreements with CMA CGM.

Stockholders Agreement

At the time of the Merger, we entered into a stockholders agreement with CMA CGM and Marathon Founders, LLC, pursuant to which, until August 14, 2013, CMA CGM agrees not to:

•	acquire additional common shares or other equity securities of ours;

•	make any tender offer or exchange offer for any common shares or other equity securities of ours;

•

make, or take any action to solicit, initiate or encourage, any offer or proposal for, or any indication of interest in, a merger, other business combination or other extraordinary transaction involving us or any of our subsidiaries, or the acquisition of any common shares or other equity interest in, or a substantial portion of the assets of, us or any of our subsidiaries;

•	propose any changes to the size or members of our board of directors;

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

•	form, join or in any way participate in a “group” (within the meaning of the Exchange Act) with respect to any of our common shares.

These standstill restrictions will be temporarily released (i) in the event we or our shareholders receive an unsolicited third party tender offer or exchange offer to acquire at least a majority of the outstanding common shares or there is a public announcement of a proposal or offer, or commencement of a proxy contest, to effect a change of control of us, until such time as our board of directors notifies CMA CGM that in the good faith determination of the board of directors such offer or proposal or proxy contest has concluded or been withdrawn, and (ii) to allow CMA CGM to respond to any vote, offer or other transaction involving a tender offer or exchange offer or a merger, business combination, sale of a substantial portion of assets or other extraordinary transaction that has been approved by the board of directors and/or for which the board of directors has granted its recommendation. We agreed to include such standstill exceptions in any shareholder rights plan we may adopt.

Registration Rights Agreement

At the time of the Merger, we entered into a registration rights agreement with CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial stockholders of Marathon common stock (including Michael Gross), pursuant to which we agreed to register for resale on a registration statement under the Securities Act and applicable state securities laws, the common shares issued to such shareholders pursuant to the Merger or upon exercise of warrants. CMA CGM has the right to demand up to three registrations and the Marathon initial stockholders will have the right to demand up to two registrations. These shareholders also have the right to request that we file a shelf registration statement with respect to their common shares as soon as the applicable transfer restrictions under the stockholders agreement expire. In addition, these shareholders also have piggyback registration rights allowing them to participate in offerings by us and in demand registrations of the other shareholders. We are obligated to pay all expenses incidental to the registration, excluding underwriter discounts and commissions.

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

Dividend Policy

As noted in “Business Overview—Credit Facilities” above, pursuant to the terms of the Credit Facility Amendment, we agreed not to declare or pay any dividends to common shareholders until the later of November 30, 2010 or the date at which the leverage ratio falls to 75% or lower. The leverage ratio was tested as at April 30, 2011 and was less than 75%.

In addition to the 47,130,467 Class A common shares outstanding at December 31, 2010, there are 7,405,956 subordinated Class B common shares held by Marathon’s initial stockholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, we can pay quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

first , 100% to all Class A common shares, pro rata, until each outstanding common share has been paid an amount equal to the applicable dividend for that quarter;

second , 100% to all Class A common shares, pro rata, until they have received any unpaid arrearages in the dividend for prior quarters during the subordination period;

third , 100% to all subordinated Class B common shares, pro rata, until each outstanding Class B common share has been paid an amount equal to the applicable dividend for that quarter;

after that, 100% to all Class A and Class B common shares, pro rata, as if they were a single class.

Notwithstanding the foregoing, the dividend rights of the holders of Class B common shares will be subordinated to those of holders of Class A common shares until at least the third quarter of 2011 absent a prior change in control of us.

The declaration and payment of any dividend is subject at all times to the discretion of our board of directors which reviews our dividend policy quarterly, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and financial performance including cash flow, restrictions under our credit facility, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

We are not currently paying a dividend on our common shares.

Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. Please see Item 3 – “Key Information—Risk Factors” for a discussion of the risks associated with our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be taxable as “qualified dividend income” (subject to a maximum 15% U.S. federal income tax rate through 2012). Please see “Additional Information—Taxation—Tax Consequences of Holding Class A Shares—U.S. holders—Taxation of dividends paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income” and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by us from constituting qualified dividend income.

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing.

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”.

The following sets forth the high and low closing sales price of our Class A common shares as reported on the NYSE for the periods shown:

Class A Common Shares

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$7.64	$6.33
December 31, 2008	$6.30	$2.34
March 31, 2009	$3.60	$1.84
June 30, 2009	$2.35	$1.75
September 30, 2009	$2.10	$1.19
December 31, 2009	$1.66	$1.05
March 31, 2010	$2.66	$1.45
June 30, 2010	$3.45	$2.00
September 30, 2010	$2.87	$2.25
December 31, 2010	$5.35	$2.65
March 31, 2011	$7.43	$4.94

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

The following does not address any aspect of U.S. federal gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Class A common shares through such entities. Prospective investors may want to consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our Class A common shares, in light of their particular circumstances.

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

The 4% gross basis tax

For foreign corporations not engaged in a United States trade or business, the United States imposes a 4% U.S. federal income tax (without allowance of any deductions) on the corporation’s United States source gross transportation income. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel, or the performance of services directly related to the use of a vessel (and thus includes time charter and bareboat charter income). The United States source portion of transportation income includes 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as United States source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be United States source, we do not expect to have any transportation income from voyages that begin and end in the United States.

The net basis tax and branch profits tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or we were to be treated as engaged in a United States trade or business, all or a portion of our taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this United States trade or business, or effectively connected income. Any effectively connected income would be subject to U.S. federal corporate income tax (with the highest statutory rate currently being 35%). In addition, an additional 30% branch profits tax would be imposed on us at such time as our after-tax effectively connected income is viewed as having been repatriated to our offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income.

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

We are organized under the laws of the Marshall Islands. Each of the vessels in the fleet is owned by a separate wholly owned subsidiary organized either in the Marshall Islands or Cyprus. The United States Treasury Department recognizes both the Marshall Islands and Cyprus as jurisdictions that grant an Equivalent Exemption; therefore, we should meet the first requirement for the

Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy the second requirement enumerated above.

(1) The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). We believe that we satisfied the 50% Ownership Test up to and including 2008 due to being a wholly owned subsidiary of CMA CGM until the merger on August 14, 2008 but believe that we may not currently be able to satisfy the 50% Ownership Test due to our lack of knowledge of the direct and indirect owners of entities which own our Class A common shares.

(2) The CFC Test

The CFC Test requires that the non-United States corporation be treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. As discussed below at “Tax Consequences of Holding Class A Common Shares—U.S. holders—Possible treatment as a controlled foreign corporation,” we cannot predict at this time whether we will be a CFC.

(3) The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-United States corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption.

The Section 883 Regulations provide, in pertinent part, that stock of a non-United States corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our Class A common shares are listed on the NYSE and are not listed on any other securities exchange. Therefore, our Class A common shares should be treated as primarily traded on an established securities market in the United States. Moreover, the Class A common shares represent more than 50% of both the voting power and value of all classes of our shares.

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the common shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of common shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding common shares during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year.

In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of stock, or 5% Shareholders, own, in the aggregate, 50% or more of the vote and value of that class of stock. This is referred to as the 5% Override Rule. In performing the analysis, we are entitled to rely on current Schedule 13D and 13G filings with the SEC to identify our 5% Shareholders, without having to make any independent investigation to determine the identity of the 5% Shareholder. In the event the 5% Override Rule is triggered, the Section 883 Regulations provide that the 5% Override Rule will nevertheless not apply if the company can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders”, as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the value of the class of stock for more than half the number of days during the taxable year. Based on information currently available to us on our shareholders, it appears that the 5% Override Rule did not apply for 2009 or 2010 and will continue to not apply if such shareholders were to retain the our Class A common shares throughout 2011 and we were to satisfy certain substantiation requirements. However, it is possible that our ownership may change such that the 5% Override Rule may apply. The ability to avoid application of the 5% Override Rule will be outside of our control and, as a result, no assurances can be provided that we will satisfy the Publicly Traded Test for any year.

If we were not to qualify for the Section 883 exemption in any year, the United States income taxes that become payable could have a negative effect on our business, and could result in decreased earnings available for distribution to our shareholders. However, under the charter agreements, CMA CGM has agreed to provide reimbursement for any such taxes.

United States taxation of gain on sale of vessels

If we qualify for the Section 883 exemption, then gain from the sale of any vessel may be exempt from tax under Section 883. Even if such gain is not exempt from tax under Section 883, we will not be subject to U.S. federal income taxation with respect to such gain, assuming that we are not, and has never been, engaged in a U.S. trade or business. Under certain circumstances, if we are so engaged, gain on sale of vessels could be subject to U.S. federal income tax.

Possibility of taxation as a U.S. corporation

Section 7874 of the Code provides that a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation. Although we believe that this rule should not apply to us in the context of the Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and, therefore, there can be no assurance that the IRS would not seek to challenge such a position, or that such a challenge would not be successful.

If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax with the highest statutory rate currently being 35%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations.

Tax Consequences of Holding Class A Common Shares

U.S. holders

For purposes of this discussion, a U.S. holder is a beneficial owner of our Class A common shares that is:

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

Taxation of dividends paid on Class A common shares

When we make a distribution with respect to our Class A common shares, subject to the discussions of the passive foreign investment company, or PFIC, and CFC rules below, a U.S. holder will be required to include in gross income as foreign source dividend income the amount of the distribution to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in the Class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Class A common shares.

Subject to the discussions of the PFIC and CFC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction available for dividends received from United States corporations. In the case of certain non-corporate U.S. holders, dividends that we pay in taxable years beginning prior to January 1, 2013 generally will be subject to tax at a maximum rate of 15%, provided that the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. Legislation has been introduced which, if enacted, would deny the benefit of the 15% maximum rate to dividends that we pay. We cannot predict whether such legislation will be enacted, or, if so, what its effective date might be.

Taxation of the disposition of Class A common shares

Subject to the discussions of the PFIC and CFC rules below, upon the sale, exchange or other disposition of Class A common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in our Class A common shares.

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

Based on the projected composition of our income and valuation of our assets, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year, although there can be no assurance in this regard. Our expectation is based principally on the position that, for purposes of determining whether we are a PFIC, the majority, if not all, of the gross income we derive from our chartering activities should constitute services income rather than rental income. Correspondingly, we believe such income should not constitute passive income, and the assets owned and operated by us in connection with the production of such income (in particular, the vessels) should not constitute passive assets under the PFIC rules.

We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations. Accordingly, no assurance can be given that the IRS will not assert that we are a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion. Moreover, no assurance can be given that we will be able to avoid PFIC classification for any future taxable year if we decide to change the nature and/or extent of our operations.

Further, in a recent case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income, and the terms of the time charter in that case differ in material respects from the terms of our time charters. Subsequently, the IRS has stated that it disagrees with and will not acquiesce to the rental versus services distinction in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, no assurance can be given that the IRS or a court of law would accept our position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

If we were to be classified as a PFIC in any year, each U.S. holder of our Class A common shares will be subject (in that year and all subsequent years) to special rules with respect to: (1) any “excess distribution” (generally defined as any distribution received by a U.S. holder in a taxable year that is greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A common shares), and (2) any gain realized upon the sale or other disposition of the Class A common shares. Under these rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for our Class A common shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year; and

•

the amount allocated to each of the other taxable years in the U.S. holder’s holding period for our Class A common shares will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge will be added as though the amount of the taxes computed with respect to these other taxable years were overdue.

In addition, each U.S. holder of our Class A common shares will be required to file an IRS Form 8621 if such U.S. holder holds its shares in any year in which we were classified as a PFIC.

In order to avoid the application of the PFIC rules, U.S. holders of our Class A common shares may make a qualified electing fund, or a QEF, election provided in Section 1295 of the Code. In lieu of the PFIC rules discussed above, a U.S. holder that makes a valid QEF election will, in very general terms, be required to include its pro rata share of our ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if the amount of that income is not the same as the distributions paid on the Class A common shares during the year. If we later distribute the income or gain on which the U.S. holder has already paid taxes under the QEF rules, the amounts so distributed will not again be subject to tax in the hands of the U.S. holder. A U.S. holder’s tax basis in any Class A common shares as to which a QEF election has been validly made will be increased by the amount included in such U.S. holder’s income as a result of the QEF election and decreased by the amount of nontaxable distributions received by the U.S. holder. On the disposition of a common share, a U.S. holder making the QEF election generally will recognize capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and its adjusted tax basis in the common share. In general, a QEF election should be made on or before the due date for filing a U.S. holder’s federal income tax return for the first taxable year for which we are a PFIC or, if later, the first taxable year for which the U.S. holder held common stock. In this regard, a QEF election is effective only if certain required information is made available by the PFIC. Subsequent to the date that we first determine that we are a PFIC, we will use commercially reasonable efforts to provide any U.S. holder of Class A common shares, upon request, with the information necessary for such U.S. holder to make the QEF election. If we do not believe that we are a PFIC for a particular year but it is ultimately determined that we were a PFIC, it may not be possible for a holder to make a QEF election for such year.

In addition to the QEF election, Section 1296 of the Code permits United States persons to make a “mark-to-market” election with respect to marketable stock in a PFIC. If a U.S. holder of our Class A common shares makes a mark-to-market election, such U.S. holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the Class A common shares at the end of the taxable year over such U.S. holder’s adjusted tax basis in the Class A common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such U.S. holder’s adjusted tax basis in the Class A common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the U.S. holder’s basis in the Class A common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). If a U.S. holder makes an effective mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our Class A common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The consequences of this election are generally less favorable than those of a QEF election for U.S. holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case. U.S. holders may want to consult their tax advisors as to the consequences to them of making a mark-to-market or QEF election, as well as other U.S. federal income tax consequences of holding stock in a PFIC in light of their particular circumstances.

As previously indicated, if we were to be classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid by us would not constitute “qualified dividend income” and, hence, would not be eligible for the reduced rate of U.S. federal income tax.

Possible treatment as a controlled foreign corporation

If more than 50% of the voting power or value of our shares is owned by U.S. persons (within the meaning of the Code) who each own (directly or through application of certain rules of attribution) 10% or more of the voting power of the shares, or U.S 10% Holders, we will be a controlled foreign corporation, or a CFC. If we were so treated, there will be additional tax consequences to U.S. 10% Holders. In particular, in each year we are a CFC, such U.S. 10% Holders who directly or indirectly own our shares on the last day of the year will be required to include in ordinary income their pro rata share of our “Subpart F income,” even if no distributions are made, for each such year. Such inclusions will not be eligible for the 15% maximum rate of tax on qualified dividends received by non-corporate taxpayers. In general, Subpart F income will include dividends, interest, royalties and other passive income of ours, but will not include active business income. We believe, and intend to take the position, that the charters we have entered into should not generate passive income, and thus the income generated by our charters should not be treated as Subpart F income to our U.S. 10% Holders, although no assurance can be provided that the IRS will not successfully challenge such position.

Additionally, if we are treated as a CFC, gain realized by a U.S. 10% Holder on the sale or other disposition of Class A common shares may be treated as dividend income to the extent of our certain accumulated earnings and profits. Moreover, for taxable years of a U.S. 10% Holder in which we are a CFC, and our taxable years that end with or within such taxable years of such U.S. 10% Holders, we generally will not be treated as a PFIC with respect to Class A common shares held by such U.S. 10% Holder (but may be treated as a PFIC with respect to other U.S. holders).

We believe that we are not a CFC but cannot predict whether we will become a CFC, and satisfaction of the CFC definitional test is outside of our control. U.S. holders may want to consult their own tax advisors concerning the application of the controlled foreign corporation rules to them in light of their particular circumstances.

Non-U.S. holders

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our Class A common shares that is neither a U.S. holder nor a partnership (or any other entity taxed as a partnership for U.S. federal income tax purposes).

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

If we are treated as a U.S. corporation pursuant to Section 7874 of the Code, non-U.S. holders generally will be subject to withholding tax at a rate of 30% on all dividends paid by us, unless a reduced rate of tax is available under a tax treaty.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at the offices of our subsidiary, Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facility and our $48 million preferred shares. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in item 5.F “Operating and Financial Review and Prospects – Contractual Obligations”.

In connection with our credit facility and as part of overall risk management, we have entered into interest rate swap agreements to reduce our exposure to market risks of variable interest rates. The swaps are not accounted for as hedging instruments as for accounting purposes they are not expected to be effective in mitigating the risks of changes in interest rates over the term of the debt and they do not meet all U.S. GAAP requirements. As a result, changes in the fair value of the interest rates swaps (mark to market adjustment) are included in earnings each period. Details of our interest rate swaps are provided in note 9 to our Combined financial statements included elsewhere in this Annual Report.

Counterparties to these financial instruments expose us to credit-related losses in the event of non-performance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We will not require collateral from these institutions. We will not enter into interest rate swaps for trading purposes.

Sensitivity Analysis

Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Without applying the effect of any interest rate swap arrangements that we have entered into in connection with our credit facility, and based on borrowings under the credit facility together with the preferred shares and ignoring cash on deposit as of December 31, 2010, a hypothetical 1% increase in LIBOR would have the impact of reducing our net income, before income taxes, by approximately $5.8 million.

The interest rate swap agreements that we entered into in connection with the credit facility are intended to minimize the risks associated with our variable rate debt under our credit facility. We expect that these interest rate swaps will significantly reduce the additional cash interest expense that could be caused by upward changes in variable market interest rates.

We have entered into derivatives to swap a notional amount of $580 million of debt from floating rate to fixed until at least February 2013. Due to required prepayment of borrowings, we expect to remain in an over-hedged position.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the United States dollar. All of our revenues and the majority of our operating costs are in United States dollars. In the future, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, we do not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or to use financial instruments for trading or other speculative purposes.

Inflation

With the exception of rising costs associated with the employment of international crews for our vessels and the impact of global oil prices on the cost of lubricating oil, we do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses. For the duration of the Ship Management Agreements, daily operating costs, including the costs of crews and lube oils but excluding insurance and dry docking costs, are capped as discussed elsewhere in this Annual Report.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal controls over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Audit, France, the independent registered public accounting firm that audited our December 31, 2010 combined financial statements, as stated in their report which is included herein.

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

During the year ended December 31, 2010 there were no changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2010 and 2009 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

In 2010 and 2009, the fees rendered by the auditors were as follows:

	2010	2009
Audit Fees	$342,200	$389,974
Tax Fees	88,205	80,724
	$430,405	$470,698

Audit Fees

Audit fees represent professional services rendered for the audit of our combined annual financial statements, the quarterly reviews and services provided by our principal accountant in connection with statutory and regulatory filings or engagements.

Tax Fees

Tax fees for 2010 and 2009 are primarily for tax consultation services.

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

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Page
GLOBAL SHIP LEASE, INC.
Audited
Report of Independent Registered Public Accounting Firm	F-1 - F-2
Combined Balance Sheets as at December 31, 2010 and 2009	F-3 - F-4
Combined Statements of Income for the years ended December 31, 2010, 2009 and 2008	F-5 - F-6
Combined Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	F-7 - F-8
Combined Statements of Stockholders’ Equity for the years ended December 31, 2010, 2009 and 2008	F-9 - F-10
Notes to Combined Financial Statements	F-11 - F-36

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

2.1	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.1	Agreement and Plan of Merger by and among Marathon Acquisition Corp., GSL Holdings, Inc., Global Ship Lease, Inc. and CMA CGM S.A., dated as of March 21, 2008 (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.2	Amendment, dated as of June 2, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc. (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.3	Second Amendment, dated as of July 3, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., as amended (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

4.4	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.5	Founder Warrant Purchase Agreement, dated as of May 11, 2006, between Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

4.6	First Supplemental Founder Warrant Purchase Agreement, dated March 18, 2008, between the Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 4.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

Exhibit Number	Description
4.7	Form Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.8	Form of Transitional Services Agreement between Global Ship Lease Services Limited and CMA CGM S.A. (incorporated by reference to Exhibit A-5 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.9	Amended and Restated Asset Purchase Agreement, dated as of December 5, 2007, among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit 10.7 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.10	Form of Second Amended and Restated Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit A-2 to Exhibit 2.1 of Marathon Acquisition Corp’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.11	Credit Facility, dated as of December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 13, 2007).

4.12	Addendum No. 1 to Credit Facility, dated December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.13	Addendum No. 2 to Credit Facility, dated February 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on February 10, 2009).

4.14	Waiver Agreement to Credit Facility, dated April 29, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on May 1, 2009).

4.15	Waiver Agreement to Credit Facility, dated June 26, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on June 29, 2009).

4.16	Waiver Agreement to Credit Facility, dated July 30, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on July 31, 2009).

4.17	Amendment and Restatement Agreement to Credit Facility, dated August 20, 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on August 21, 2009).

4.18	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.19	Form of Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.20	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

Exhibit Number	Description
4.21	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.22	Form of Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.23	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 1015 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.24	Form of Global Expense Agreement between CMA Ships and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.25	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.26	Form of Stockholders Agreement among GSL Holdings, Inc., CMA CGM S.A. and Marathon Founders, LLC (incorporated by reference to Exhibit B to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.27	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.28	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.29	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.30	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.31	Memorandum of Agreement for Hull 789 (incorporated by reference to Exhibit 10.26 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.32	Memorandum of Agreement for Hull 790 (incorporated by reference to Exhibit 10.27 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.33	Agreement in Respect of the Vessel with Builder’s Hull No. YZJ2007-789 dated November 8, 2010 (incorporated by reference to Exhibit III of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 12, 2010.

4.34	Agreement in Respect of the Vessel with Builder’s Hull No. YZJ2007-790 dated November 8, 2010 (incorporated by reference to Exhibit III of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 12, 2010.

8.1	List of Subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

11.1	Code of Ethics (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit to the incorporation by reference of the combined financial statements of the Company for the fiscal year ended December 31, 2010.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/S/ IAN J. WEBBER
Ian J. Webber Chief Executive Officer

Date: May 18, 2011

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

Bunkers . Heavy fuel and diesel oil used to power a ship’s engines and generators.

Capacity . The nominal carrying capacity of the ship, measured in TEU.

Charter . The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port.

Charterer . The party that hires a ship for a period of time or for a voyage.

Charterhire . A sum of money paid to the ship-owner by a charterer for the use of a ship.

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

Container shipping company. A shipping company operating liners services using owned or chartered ships with fixed port of call schedules. Also known as a carrier, liner company or operator.

Drydocking. Placing the ship in a drydock in order to check and repair areas and parts below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every three to five years, one of which must be a Special Survey, or after an accident resulting in under-water damage.

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

Newbuilding. A ship on order, under construction or just delivered.

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

Shipper. Someone who prepares goods for shipment or arranges seaborne transportation, essentially a customer of a container shipping company.

Sister ships. Ships of the same class and specifications typically built at the same shipyard.

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market. The market for immediate chartering of a ship, usually for single voyages or for short periods of time, up to 12 months.

TEU . A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the ship-owner hires out a ship for a specified period of time. The ship-owner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The ship-owner is paid charterhire, which accrues on a daily basis.

Vessel operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, ship management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude bunker costs, port expenses, stevedoring costs, agents’ fees, canal dues, extra war risk insurance and commissions, which are included in “voyage expenses.”

Voyage expenses. Expenses incurred due to a ship’s voyage from a loading port to a discharging port, such as bunkers costs, port expenses, stevedoring costs, agents’ fees, canal dues, extra war risk insurance and commissions.

GLOBAL SHIP LEASE, INC.

COMBINED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

Global Ship Lease, Inc.

Index to Combined Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-1 - F-2

Combined Balance Sheets as at December 31, 2010 and 2009	F-3 - F-4

Combined Statements of Income for the years ended December 31, 2010, 2009 and 2008	F-5 - F-6

Combined Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	F-7 - F-8

Combined Statements of Changes in Stockholders’ Equity for the years ended December 31, 2010, 2009 and 2008	F-9 - F-10

Notes to Combined Financial Statements	F-11 - F-36

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

In our opinion, the accompanying combined balance sheets as of December 31, 2010 and December 31, 2009 and the related combined statements of income, of changes in stockholders’ equity and of cash flows for the years ended December 31, 2010 and December 31, 2009, and for the period from August 15, 2008 to December 31, 2008 present fairly, in all material respects, the financial position of Global Ship Lease, Inc. and its subsidiaries (Successor) (the “Company”) as of December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and December 31, 2009, and for the period from August 15, 2008 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in section entitled Management’s Report on Internal Control Over Financial Reporting within the Company’s Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2010 and 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

May 18, 2011

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

In our opinion, the combined statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Global Ship Lease Inc., and its subsidiaries (Predecessor) (the “Company”) for the period from January 1, 2008 to August 14, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

June 19, 2009

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

Global Ship Lease, Inc.

Combined Balance Sheets

The combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost.

(Expressed in thousands of U.S. dollars except share data)

	Note	December 31, 2010	December 31, 2009
		Successor	Successor
Assets

Cash and cash equivalents		$28,360	$30,810
Restricted cash	17	3,027	3,026
Accounts receivable		7,341	7,838
Prepaid expenses		712	685
Other receivables		264	613
Deferred tax		265	285
Deferred financing costs	10	1,009	903

Total current assets		40,978	44,160

Vessels in operation	5	922,498	961,708
Vessel deposits	6	—	16,243
Other fixed assets		10	9
Intangible assets – vessel purchase options	8	13,645	—
Intangible assets – other	8	26	—
Deferred tax		—	161
Deferred financing costs	10	3,865	5,077

Total non-current assets		940,044	983,198

Total Assets		$981,022	$1,027,358

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long-term debt	12	$44,500	$68,300
Intangible liability – charter agreements	11	2,119	2,119
Accounts payable		1,391	3,502
Accrued expenses		5,575	4,589
Derivative instruments	9	17,798	15,971

Total current liabilities		71,383	94,481

Long-term debt	12	488,269	519,892
Preferred shares	17	48,000	48,000
Intangible liability – charter agreements	11	22,169	24,288
Derivative instruments	9	26,637	13,142

Total long-term liabilities		585,075	605,322

Total Liabilities		$656,458	$699,803

Commitments and contingencies	15	—	—

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Balance Sheets (continued)

The combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost.

(Expressed in thousands of U.S. dollars except share data)

	Note	December 31, 2010	December 31, 2009
		Successor	Successor
Stockholders’ Equity
Class A Common stock - authorized 214,000,000 shares with a $0.01 par value; 47,130,467 shares issued and outstanding (2009 - 46,680,194)	17	$471	$467
Class B Common stock - authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2009 - 7,405,956)	17	74	74

Additional paid in capital		351,295	350,319
Accumulated deficit		(27,276)	(23,305)

Total Stockholders’ Equity		324,564	327,555

Total Liabilities and Stockholders’ Equity		$981,022	$1,027,358

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Income

The combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost.

(Expressed in thousands of U.S. dollars except share data)

	Note	Year ended December 31, 2010	Year ended December 31, 2009	August 15 to December 31, 2008	January 1 to August 14, 2008
		Successor	Successor	Successor	Predecessor
Operating Revenues
Time charter revenue		$158,837	$148,708	$39,095	$55,883
Voyage revenue		—	—	—	2,072

		158,837	148,708	39,095	57,955

Operating Expenses
Voyage expenses		—	—	—	1,944
Vessel operating expenses		42,067	41,368	11,904	18,074
Depreciation	5	40,051	37,307	8,731	12,163
General and administrative		8,253	8,748	3,712	3,814
Impairment charge	7	17,082	—	—	—
Other operating (income) expense	13	(389)	(432)	(106)	93

Total operating expenses		107,064	86,991	24,241	36,088

Operating Income		51,773	61,717	14,854	21,867

Non Operating Income (Expense)
Interest income		185	519	413	424
Interest expense		(23,828)	(24,224)	(3,842)	(17,600)
Realized and unrealized (loss) gain on interest rate derivatives	18	(32,049)	4,806	(55,293)	2,749

(Loss) Income before Income Taxes		(3,919)	42,818	(43,868)	7,440

Income taxes		(52)	(444)	(102)	(23)

Net (Loss) Income		$(3,971)	$42,374	$(43,970)	$7,417

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Income (continued)

The combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost.

(Expressed in thousands of U.S. dollars except share data)

	Note	Year ended December 31, 2010	Year ended December 31, 2009	August 15 to December 31, 2008	January 1 to August 14, 2008
		Successor	Successor	Successor	Predecessor
Weighted average number of Common shares outstanding Basic and diluted		n.a.	n.a.	n.a.	100

Net Income in $ per share Basic and diluted		n.a.	n.a.	n.a.	$74,170

Weighted average number of Class A common shares outstanding
Basic	21	46,910,604	46,459,509	33,800,307	n.a.
Diluted	21	46,910,604	46,754,858	33,800,307	n.a.
Net (Loss) Income in $ per Class A share
Basic	21	$(0.08)	$0.91	$(1.30)	n.a.
Diluted	21	$(0.08)	$0.91	$(1.30)	n.a.

Weighted average number of Class B common shares outstanding
Basic and diluted	21	7,405,956	7,405,956	7,405,956	n.a.
Net (Loss) Income in $ per Class B share
Basic and diluted	21	$ nil	$ nil	$ nil	n.a.

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Cash Flows

The combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost.

(Expressed in thousands of U.S. dollars)

	Note	Year ended December 31, 2010	Year ended December 31, 2009	August 15 to December 31, 2008	January 1 to August 14, 2008
		Successor	Successor	Successor	Predecessor
Cash Flows from Operating Activities
Net (Loss) Income		$(3,971)	$42,374	$(43,970)	$7,417

Adjustments to Reconcile Net (Loss ) Income to Net Cash Provided by Operating Activities
Depreciation	5	40,051	37,307	8,731	12,164
Impairment charge	7	17,082	—	—	—
Amortization of deferred financing costs	10	1,106	3,108	199	491
Change in fair value of certain derivative instruments	18	15,322	(17,928)	54,851	(3,081)
Amortization of intangible liability		(2,119)	(1,549)	(67)	—
Settlements of hedges which do not qualify for hedge accounting	18	16,727	13,121	632	141
Share based compensation	19	980	2,513	1,167	—
Decrease (increase) in other receivables and other assets		1,020	(6,510)	337	(980)
Decrease in inventories		—	—	—	1,613
(Decrease) increase in accounts payable and other liabilities		(992)	2,165	(7,849)	4,420
Costs relating to drydocks		(164)	(1,706)	—	(1,459)
Unrealized foreign exchange (gain) loss		(15)	17	(80)	—

Net Cash Provided by Operating Activities		85,027	72,912	13,951	20,726

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	18	(16,727)	(13,121)	(632)	(4,871)
Acquisition of Global Ship Lease, Inc. net of cash acquired	3	—	—	(6,547)	—
Release of trust account	3	—	—	317,446	—
Purchase of other fixed assets		(12)	—	—	—
Acquisition of vessel purchase options	8	(13,645)	—	—	—
Expenditure on vessels, vessel prepayments and vessel deposits		(1,670)	(83,639)	(272,927)	—
Variation in restricted cash		—	—	(3,026)	188,000

Net Cash (Used in) Provided by Investing Activities		(32,054)	(96,760)	34,314	183,129

Cash Flows from Financing Activities
Proceeds from debt		—	57,000	256,000	—
Repayments of debt		(55,423)	(10,908)	(115,000)	—
Issuance costs of debt		—	(5,426)	(3,856)	(276)
Proceeds from warrant exercise		—	—	3,026	—
Buyback of shares	3	—	—	(147,053)	—
(Decrease) in amount due to CMA CGM Deemed distribution to CMA CGM		— —	— —	— —	(188,713) (505)
Dividend payments	17	—	(12,371)	(15,624)	—

Net Cash (Used in) Provided by Financing Activities		(55,423)	28,295	(22,507)	(189,494)

Net (Decrease) Increase in Cash and Cash Equivalents		(2,450)	4,447	25,758	14,361

Cash and Cash Equivalents at start of Period		30,810	26,363	605	1,891

Cash and Cash Equivalents at end of Period		$28,360	$30,810	$26,363	$16,252

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Cash Flows (continued)

The combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost.

(Expressed in thousands of U.S. dollars)

	Note	Year ended December 31, 2010	Year ended December 31, 2009	August 15 to December 31, 2008	January 1 to August 14, 2008
		Successor	Successor	Successor	Predecessor
Supplemental Information

Issuance of shares and preferred shares for the acquisition of 100% shares of Global Ship Lease, Inc.		$—	$—	$216,730	$—

Total interest paid		$22,368	$22,092	$4,639	$10,782

Total income tax paid		$210	$186	$—	$—

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Changes in Stockholders’ Equity

The combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost.

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Due to CMA CGM	Accumulated (Deficit)	Accumulated Other Comprehensive Income	Stockholders’ Equity
Balance at December 31, 2007 (Predecessor)	100	$—	$—	$162,885	$(80,149)	$4,739	$87,475
Change in amount due from CMA CGM	—	—	—	(188,716)	—	—	(188,716)
Allocation of prior year net income	—	—	—	21,743	(21,743)	—	—

Net income for the period	—	—	—	—	7,417	—	7,417
Other effect of the transfer of the two vessels in 2008	—	—	—	4,088	651	(4,739)	—
Deemed distribution to CMA CGM	—	—	—	—	(505)	—	(505)

Balance at August 14, 2008 (Predecessor)	100	—	—	—	(94,329)	—	(94,329)
Elimination of historical stockholders’ equity	(100)	—	—	—	94,329	—	94,329
Recognition of GSL Holdings stockholders’ equity pre-merger	26,685,209	266	175,375	—	6,286	—	181,927
Issuance of shares and warrants in connection with the merger (note 3)
Class A	6,778,650	68	51,672	—	—	—	51,740
Class B	7,405,956	74	26,043	—	—	—	26,117
Class C	12,375,000	124	89,348	—	—	—	89,472
Warrants	—	—	1,184	—	—	—	1,184
Warrants exercised into Class A shares (note 17)	504,502	5	3,021	—	—	—	3,026
Restricted Stock Units (note 19)	—	—	1,167	—	—	—	1,167
Net (loss) for the period	—	—	—	—	(43,970)	—	(43,970)

Dividends declared (note 17)	—	—	—	—	(15,624)	—	(15,624)

Balance at December 31, 2008 (Successor)	53,749,317	537	347,810	—	$(53,308)	—	295,039
Class C Shares converted to Class A
Class C	(12,375,000)	(124)	—	—	—	—	(124)
Class A	12,375,000	124	—	—	—	—	124
Restricted Stock Units (note 19)	—	—	2,513	—	—	—	2,513
Class A shares issued (note 17,19)	336,833	4	(4)	—	—	—	—
Net income for the period	—	—	—	—	42,374	—	42,374

Dividends declared (note 17)	—	—	—	—	(12,371)	—	(12,371)

Balance at December 31, 2009 (Successor)	54,086,150	$541	$350,319	$—	$(23,305)	$—	$327,555

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Combined Statements of Changes in Stockholders’ Equity (continued)

The combined financial statements up to December 31, 2010 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2010 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. The combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost.

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Due to CMA CGM	Accumulated (Deficit)	Accumulated Other Comprehensive Income	Stockholders’ Equity
Balance at December 31, 2009 (Successor)	54,086,150	$541	$350,319	$—	$(23,305)	$—	$327,555

Restricted Stock Units (note 19)	—	—	980	—	—	—	980
Class A shares issued (notes 17, 19)	450,273	4	(4)	—	—	—	—
Net (loss) for the period	—	—	—	—	(3,971)	—	(3,971)

Balance at December 31, 2010 (Successor)	54,536,423	$545	$351,295	$—	$(27,276)	$—	$324,564

See accompanying notes to combined financial statements

Global Ship Lease, Inc.

Notes to the Combined Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Under the merger agreement, Marathon, a U.S. corporation, first merged with its 100% owned Marshall Islands subsidiary, GSL Holdings, Inc. (“Holdings”), with Holdings continuing as the surviving company. Global Ship Lease, Inc., at that time a subsidiary of CMA CGM S.A. (“CMA CGM”), then merged with Holdings, with Holdings again being the surviving company. Holdings was renamed Global Ship Lease, Inc. and became listed on the New York Stock Exchange on August 15, 2008.

Marathon (through it’s subsidiary Holdings) has been treated as the accounting acquirer and Global Ship Lease, Inc. as the acquiree. Under the purchase method of accounting, the identifiable assets acquired and the liabilities assumed of Global Ship Lease, Inc. were recorded at their estimated fair values as of the acquisition date. The excess of the fair value of the net acquired assets over the purchase price has been recorded as a pro rata reduction of identified vessels in operation, intangible assets and other fixed assets. Because the activities of Marathon were insignificant prior to the acquisition, Global Ship Lease, Inc. (the acquiree), was determined to be the Predecessor for the purpose of reporting historical financial information.

The financial statements for the years ended December 31, 2010, December 31, 2009 and for the period August 15, 2008 to December 31, 2008 are “Successor”, reflecting results of the combined operations following the merger. The results for the period January 1, 2008 to August 14, 2008 (labeled “Predecessor”), reflect results of the operations as historically reported for Global Ship Lease, Inc. prior to the merger. Under Predecessor accounting rules, the period January 1, 2008 to August 14, 2008 includes for a few days of January 2008 the results of two vessels when they were owned and operated by CMA CGM (rather than Global Ship Lease, Inc.) in its business of carrying containerized cargo, prior to the sale of the vessels to the Company (see note 16).

As the merger was consummated on August 14, 2008, the balance sheets as of December 31, 2010 and December 31, 2009 reflect the acquisition under the purchase method of accounting of all the identified assets acquired and the liabilities assumed of Global Ship Lease, Inc. (see note 3).

The term “Company” refers to both Successor and Predecessor periods.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. All vessels in operation are time chartered to CMA CGM for remaining terms as at December 31, 2010 ranging from two to 15 years.

During the period covered by these combined financial statements, the Company operated under two business models. For the first few days of January 2008, for two vessels of the fleet, operations involved earning freight revenues from containerized transportation of goods for shippers whilst the vessels were owned by CMA CGM. The remaining 10 vessels during that time earned revenue from being time chartered out. Thereafter, the activity consisted solely of ownership and provision of vessels to container shipping companies under time charters.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(a)	Nature of Operations (continued)

The following table provides information about the 17 vessels in the fleet chartered to CMA CGM and reflected in these combined financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Approximate Remaining Charter Duration (years) (3)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	2.00	$28.500
Ville d’Aquarius	4,113	1996	December 2007	2.00	$28.500
CMA CGM Matisse	2,262	1999	December 2007	6.00	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	6.00	$18.465
Delmas Keta	2,207	2003	December 2007	7.00	$18.465
Julie Delmas	2,207	2002	December 2007	7.00	$18.465
Kumasi	2,207	2002	December 2007	7.00	$18.465
Marie Delmas	2,207	2002	December 2007	7.00	$18.465
CMA CGM La Tour	2,272	2001	December 2007	6.00	$18.465
CMA CGM Manet	2,272	2001	December 2007	6.00	$18.465
CMA CGM Alcazar	5,100	2007	January 2008	10.00	$33.750
CMA CGM Château d’lf	5,100	2007	January 2008	10.00	$33.750
CMA CGM Thalassa	10,960	2008	December 2008	15.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	12.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	12.00	$25.350
CMA CGM America	4,045	2006	December 2008	12.00	$25.350
CMA CGM Berlioz	6,627	2001	August 2009	10.75	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	Purchase dates of vessels related to the Company’s time charter business.
(3)	As at December 31, 2010

The Company agreed in September 2008 to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,400 each. A deposit of 10% was paid. On November 8, 2010 the Company signed agreements with the sellers of these vessels which terminated its purchase obligations and granted it options giving it the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builders to the sellers, for a payment of $61,250 per vessel. The Company released the deposits and accrued interest totalling $8,103 per vessel to the sellers (see note 7). In addition, the Company (i) made a further cash payment of $6,171 per vessel and (ii) transferred to the sellers certain supplies purchased for the vessels valued at $426 per vessel (see note 8). The total value of all these items is $14,700 per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessels by the builders to the sellers, one of which was in December 2010 and the other in January 2011. If the Company does not exercise a purchase option, the sellers retain all monies paid to them in respect of that vessel and the Company has no further liability. The charters to ZIM, subject to charterer’s consent to the change of ownership of the vessels, will, at the date of purchase, be for a remaining term of six years, which could be extended for a further year at ZIM’s option (see notes 6, 8 and 15).

Vessel Name	Capacity in TEUs (1)	Year Built	Potential Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate
ZIM Alabama	4,250	2010	December 2011	ZIM	6-7 (2)	$28.000
ZIM Texas	4,250	2011	January 2012	ZIM	6-7 (2)	$28.000

(1)	Twenty-foot Equivalent Units.
(2)	Six years charter that could be extended to seven years at Charterer’s option.

Segment Information

Since mid January 2008, the activity of the Company consists solely of the ownership and provision of vessels for container shipping under time charters.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain vessel deliveries. On January 28, 2011 CMA CGM further announced that, in accordance with agreements signed on November 25, 2010 between it and Yildirim Group of Turkey, it had issued $500 million in Redeemable Bonds, all of which were subscribed by the Yildirim Group. CMA CGM reported that this investment enables it to sustainably strengthen its balance sheet and secure its investment plan, while providing additional funds to support expansion. Further, in April 2011 CMA CGM placed $475m of dollar-denominated senior notes that mature in 2017 with a coupon of 8.500%, and €325m of 8.875% euro-denominated senior notes that mature in 2019. The Company has not been involved in any of these matters.

CMA CGM has represented to us that with the recent bond issue, it has substantially completed its financial restructuring.

The Company’s combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These combined financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Statements of income for the Predecessor Group reflected in Predecessor period

Under Predecessor accounting rules, the period January 1, 2008 to August 14, 2008 includes for a few days of January 2008 the results of two vessels when they were owned and operated by CMA CGM (rather than Global Ship Lease, Inc.) in its business of carrying containerized cargo, prior to the sale of the vessels to the Company (see note 16).

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

General and administrative expenses, as well as logistic, container costs and insurance expenses, were allocated to the Predecessor Group based on the number of loaded containers carried onboard each vessel. This allocation method is considered to be commonly used in the container shipping industry and is considered by management to be a reasonable basis for determining the attributable costs of the respective operations. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, travel and entertainment were allocated based on the vessels’ proportionate share of Predecessor Group’s general and administrative expenses for the period presented.

During the Predecessor Group period presented, CMA CGM was subject to various tonnage tax regimes relating to the container shipping business. Accordingly, taxes for the Predecessor Group was based on the tonnage of each vessel and therefore allocated directly to each vessel and included within general and administrative expenses.

Derivative financial instruments in the Predecessor period mainly relate to bunker fuel. The allocation of the accounting impact of such derivatives was based on the ratio of the actual fuel consumption for the vessels in the Predecessor Group’s fleet compared to the actual fuel consumption of the CMA CGM total fleet. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation (continued)

Other operating income (expense) in the Predecessor period relates to bunker hedges that did not qualify for hedge accounting and have been allocated based on the ratio of the actual fuel consumption for the vessels in the Predecessor Group’s fleet compared to the actual fuel consumption of the CMA CGM total fleet. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations.

Interest expense in the Predecessor period was directly derived from the actual debt on each vessel owned and operated by the Predecessor Group.

3.	Accounting for the Merger

On August 14, 2008, pursuant to the terms of the merger agreement, Holdings acquired all of Global Ship Lease, Inc.’s outstanding capital stock for $235,300 excluding transaction expenses, funded by the issue to CMA CGM of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, warrants to acquire 3,131,900 Class A common shares with an exercise price of $9.25 and 1,000 Series A preferred shares with a total nominal value of $48,000 and $18,570 in cash. The rights of the different classes of securities are set out in note 17.

The Company accounted for the business combination under the purchase method. Under the purchase method, the identifiable assets acquired and liabilities assumed were recorded at their fair value as of the acquisition date. Any excess of the fair value of the net acquired assets over the purchase price was recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets.

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

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars excepct share data)

3.	Accounting for the Merger (continued)

The Class A common shares were valued at $7.67 per share (using the average closing price of Marathon’s common shares for the five business days on and surrounding the date of the announcement of definitive terms of the merger i.e. July 24, 2008). The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to those paid with respect to the fourth quarter of 2008 and their dividend rights are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The rights of holders of Class C common shares were identical to those of holders of Class A common shares, except that holders of Class C common shares were not entitled to receive any dividends. The Class C common shares converted into Class A common shares on a one-for-one basis on January 1, 2009. Management estimated the per share fair value of the Class C common shares at the merger by discounting the share price of $7.67 by the present value of the first two $0.23 anticipated dividends foregone in 2008. Management calculated the discount rate of 10.75% by using the average of (a) a 12.6% cost of equity using the dividend growth model (assumes a comparable dividend of 8.6% and long term dividend growth of 4.0%) and (b) an 8.9% cost of equity using the beta method (4.38% U.S. Risk Free Rate (30-year U.S. Treasury) plus a 5.0% adjusted equity market risk premium). Using this rate, the discount for the present value of the foregone dividends was $0.44. This results in an implied share price of $7.23. Management estimated the per share fair value of the Class B common shares using the same method for the forgone dividends as used for Class C common shares. Management also applied an additional discount for subordinated dividend risk and impaired liquidity. Management estimated this additional discount of 7.8% (or $0.60 per share) by examining the trading performance of subordinated share class for precedent transactions. This resulted in an implied share value of $6.63.

Warrants issued to CMA CGM as part of the purchase price were valued using the Black-Scholes option pricing model, with an average share value of $7.67 (as described above), expected volatility at 30.0%, a risk free rate of 3.87%, an expected dividend yield of 11.99% over the duration of the instrument, and an expected duration of five years.

The following table shows the fair value of identifiable assets acquired and liabilities assumed at the merger date:

	Fair Value of Net Assets Acquired	Adjustments for Negative Goodwill	Purchase Price Allocation
Cash and cash equivalents	$16,252	$—	$16,252
Prepaid expenses and other receivables	2,894	—	2,894
Derivative instruments	7,811	—	7,811
Vessels in operation	635,000	(110,921)	524,079
Vessel deposit	99,000	—	99,000
Other fixed assets	26	(5)	21
Intangible assets – purchase agreement	51,750	(9,043)	42,707
Long term debt	(401,100)	—	(401,100)
Accounts payable	(1,181)	—	(1,181)
Accrued expenses and other liabilities	(12,604)	—	(12,604)
Intangible liabilities – charter agreements	(28,023)	—	(28,023)
Negative goodwill to be allocated	(119,969)	119,969	—

Total allocable purchase price	$249,856	$—	$249,856

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Accounting for the Merger (continued)

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

In connection with the merger, $317,446 cash previously held in trust by Marathon was released. These funds were used to repay $115,000 of the assumed credit facility, to pay a total of $147,053 for the conversion of 7.7 million shares and repurchase of 10.8 million shares in connection with the merger closing, to pay $18,500 of costs associated with the merger and to pay $18,570 to CMA CGM due under the merger agreement. The balance was held for general working capital purposes including financing the deposits of $15,477 for the two vessels that were to be purchased in the fourth quarter of 2010 paid in September 2008 (see note 15).

In connection with the merger, the equity in GSL Holdings, Inc. pre-merger was $181,927 consisting of additional paid in capital $175,375, accumulated earnings of $6,286 and par value of common shares $266.

4.	Significant Accounting Policies

(a)	Basis of combination

The accompanying combined financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and include the financial statements of the Company and its wholly-owned subsidiaries, together with the carve-out information during the period CMA CGM owned the vessels and the merger referred to in note 1. All inter-company transactions and accounts have been eliminated on consolidation. For the Successor period, the Company’s financial statements have been prepared on a consolidated basis.

The accounting policies have been consistently applied throughout the periods presented.

(b)	Use of estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(d)	Restricted cash

Cash and cash equivalent subject to restrictions are excluded from cash and cash equivalents in the balance sheet and are presented as restricted cash.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(e)	Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts unless the accounts are subject to legal action, and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed as past-due based on contractual terms. Allowances for doubtful accounts amount to $nil as of December 31, 2010 (2009: $nil).

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

(f)	Vessels

Vessels are recorded at their acquisition cost (less an amount allocated to dry dock component), less accumulated depreciation up to the merger described in note 1. Following the merger, the vessels are recorded at their fair value, less a proportion of the negative goodwill arising at the time of the merger allocated to these vessels, rather than at their acquisition cost, less accumulated depreciation and impairment loss, if any.

In connection with the merger (note 1), the Company recognised an intangible asset arising from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair values at the merger date of the vessels yet to be purchased. This intangible asset was transferred to the cost of the appropriate vessel on delivery and as all such vessels have now been delivered, no intangible asset remains in respect of these vessels.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2010 was $525 (2009: $523 and 2008: $1,643). Other borrowing costs are expensed as incurred.

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years.

Prepayments and costs directly related to the future acquisition of vessels are presented in the balance sheet as vessel deposits.

(g)	Drydocking costs

Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with the required regulatory inspection of the vessel, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next dry dock.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(h)	Intangible assets

Vessel purchase options

Cash consideration paid or transferred for the acquisition of purchase options to acquire vessels at a fixed purchase price are recognized as intangible assets in an amount up to the difference, as at the transaction date, between (i) the amount paid for the options plus the purchase price of the vessels and (ii) the fair value of the vessels plus the fair value of attached charters. The fair value of the vessel is assessed based on independent broker valuations. The fair value of a charter attached to the vessel is assessed based on market rates compared to the contracted attached charter rates for the life of the charter.

Vessel purchase agreements

In connection with the merger (see note 1), the Company recognised an intangible asset arising from the comparison of the acquisition cost of an asset and the estimated fair value at the delivery date of the vessel to be purchased. This intangible asset was not amortized and was transferred to the cost of appropriate vessel on its purchase.

Impairment

Intangible assets are reviewed individually for impairment annually or more frequently due to events or changes in circumstances that indicate that the asset might be impaired. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s net book value, then the asset is deemed to be impaired and written down to its fair value.

(i)	Intangible liabilities – charter agreements

In connection with the merger (see note 1), the Company recognised an intangible liability using the market approach wherein the Company’s actual charter agreements were compared to market rates at the merger date. These intangible liabilities, recognizing the below market rates as at the date of merger, are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

(j)	Long-lived assets

Fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount. An impairment charge is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

Through 2010 market conditions improved with increased containership spot charter rates and asset values. However, asset values have not returned to those at the time of the Merger in August 2008 when the Company’s assets were recorded at fair value (see note 3). This is seen as an indicator of potential impairment of the carrying value of the Company’s vessels. Accordingly, the undiscounted cashflow test for each vessel was performed as of December 2010. A test of impairment was also undertaken as at December 31, 2009.

The assumptions used to determine the cash flows expected to be generated by each vessel involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions used and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount.

The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the GSL fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Based on the assumptions made, the expected undiscounted future cash flows exceed the vessels’ carrying amounts as of December 31, 2010 and 2009.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(k)	Derivative instruments

(i)	Interest rate hedges

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

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value, as well as cash settlements of interest rate derivative instruments, are recognized immediately in the combined statement of income within “Realized and unrealized (loss) gain on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash (used in) provided by investing activities”.

The fair value of derivatives is presented on the face of the balance sheet under the line item “Derivative instruments” and is split into current and non-current portions based on the net cash flows expected within one year.

(ii)	Commodity hedges

Since the acquisition of the vessels from CMA CGM, the Company has not entered into any bunker derivative instruments and has not undertaken any bunker hedging activities. However these were activities undertaken during the period when the vessels were owned by CMA CGM.

(l)	Deferred finance costs

Costs incurred in connection with obtaining long term debt and in obtaining amendments to existing facilities are recorded as deferred financing costs and are amortized to interest expense using the effective interest method over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees.

(m)	Preferred shares

Preferred shares have been included within liabilities in the combined balance sheet and preferred share dividends included within interest expense in the combined statement of income as their nature is similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares are entitled to receive a dividend equal to 3-month U.S. dollar Libor plus 2% on the original issue price and rank senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

(n)	Classification of long term debt

Long term debt is classified within current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o)	Other comprehensive income (loss)

Other comprehensive income (loss), which is reported in the combined statement of equity, consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income (loss). Other comprehensive income (loss) relates only to the period in which the vessels were owned and operated by CMA CGM and includes the effective portion of bunker derivative financial instruments that qualified for hedge accounting and the impact of the translation of foreign currency statements, as certain of CMA CGM’s vessel owning subsidiaries had a functional currency other than the U.S. dollar.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(p)	Segment information

Segment information has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operates under one business model from which it derives its revenues reported within these financial statements: the provision of vessels by the Company under time charters to container shipping companies. The Company previously operated under two business models from which it derives its revenues reported within these financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor Group (see note 2(b)). There were no transactions between reportable segments.

(q)	Revenue recognition and related operating expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight line basis as the average revenues over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such accumulated loss is determined. The Company has no loss generating time charters.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred.

Freight revenues earned during the period of the vessels’ ownership by CMA CGM and related costs directly attributable to loaded container movements were recognized on delivery of the loaded container to its final destination. Freight revenues and costs directly attributable to containers not delivered at the closing date of the financial statements, excluding mainly time based costs such as charter costs, fuel and lubrication oil consumption and port taxes and expenses, were reported as “other receivables” and “other payables”. A provision for net realizable value was recorded only when all costs necessary to complete the delivery of the service exceeded the corresponding expected freight revenue.

(r)	Foreign currency transactions

The Company’s functional currency is the U.S. dollar as substantially all revenues and a majority of expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet dates. Expenses paid in foreign currencies are recorded at the rate of exchange at the transaction date. Exchange gains and losses are included in the determination of net (loss) income.

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

The Company awards restricted stock units to its management and Directors which vest, based on service conditions only, over a period of time up to three years from the award date.

The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

(v)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are flagged in Cyprus and Panama and are liable for a tax based on the tonnage of the vessel each company owns. The cost, which is included within operating expenses, amounted to $130, $109 and $48 for the years ended December 31, 2010, 2009 and the period from August 15 to December 31, 2008, respectively. The Cyprus subsidiaries are liable for income tax payable on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 28% (2009: 28%, 2008: 28%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recording assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2010 a deferred tax asset of $265 (2009: $446) was recognized relating to stock based compensation costs charged to the combined statement of income in respect of unvested shares.

The Company recognizes uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the position.

(w)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the combined balance sheet in the line item “Dividends payable”.

(x)	Earnings per share

Basic earnings per common share are based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding non-vested restricted stock units. Diluted earnings per common share are calculated by applying the treasury stock method. All outstanding warrants and non-vested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the Successor period is presented for each category of participating common shares under the two-class method.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

(y)	Recently issued accounting standards

In February 2010, the Financial Accounting Standards Board (“FASB”) issued an additional accounting pronouncement that amended certain requirements for subsequent events (FASB ASC Topic 855), which requires an SEC filer to evaluate subsequent events through the date the financial statements are available to be issued and removes the previous requirement to disclose the date through which subsequent events have been evaluated. The amendments were effective on issuance of the final pronouncement. The adoption of this pronouncement had no effect on the audited combined financial statements of the Company.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the combined financial statements of the Company.

5.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2010	December 31, 2009

	Successor	Successor
Cost	$1,008,330	$1,007,500
Accumulated Depreciation	(85,832)	(45,792)

Net book value	$922,498	$961,708

Variations in net book value of vessels including drydocking, are presented below:

	December 31, 2010	December 31, 2009

	Successor	Successor
Opening balance	$961,708	$906,896
Additions in the period	830	84,267
Transfer from intangible assets – purchase agreement (note 8)	—	7,840
Depreciation expense	(40,040)	(37,295)

Closing balance	$922,498	$961,708

In August 2009, the Company took delivery of CMA CGM Berlioz, the final vessel in its contracted fleet. The book value of CMA CGM Berlioz includes the transfer of $7,840 from the intangible asset recognized at the time of the merger and which arose from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair value at the merger date of vessels yet to be purchased. There was no interest capitalized during the years ended December 31, 2010 and December 31, 2009 in respect of vessels in operation.

As of December 31, 2010 all 17 vessels were pledged as collateral under the credit facility agreement (see note 12).

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Vessel Deposits

	December 31, 2010	December 31, 2009

	Successor	Successor
Opening balance	$16,243	$15,720
Capitalized interest	525	523
Release of original deposit	(15,477)	—
Impairment of capitalized interest	(1,291)	—

Closing balance	$—	$16,243

The Company agreed in September 2008 to purchase two 4,250 TEU newbuildings from German interests in the fourth quarter of 2010 for approximately $77,400 each. A deposit of 10% was paid for these two vessels.

On November 8, 2010 the Company signed agreements with the sellers of these vessels which terminated the Company’s purchase obligations and granted the Company purchase options to acquire the vessels one year later (see notes 2(a) and 15). Under the agreements, the Company released the vessel deposits.

Vessel deposits included capitalized interest of $ nil as at December 31, 2010 (2009: $766).

7.	Impairment Charge

Following the agreement of the Company with German interests on November 8, 2010 to terminate the Company’s obligations to purchase the two 4,250 TEU newbuildings, an impairment charge of $17,082 has been recognized which is comprised of $15,477 released deposits, $1,291 capitalized interest and $314 other predelivery capital expenditure for the newbuildings (see notes 2(a), 6 and 15).

No impairment charge was recorded in 2009 or 2008.

8.	Intangible Assets

	December 31, 2010	December 31, 2009

	Successor	Successor
Opening balance - purchase agreement	$—	$7,840
Transfer to vessels in operation	—	(7,840)
Addition – vessel purchase options	13,645	—
Addition – software development	26	—

Closing balance	$13,671	$—

Vessel Purchase Options

On November 8, 2010 the Company signed agreements with the sellers of the two 4,250 TEU newbuildings to terminate the Company’s obligations to purchase the vessels and granted the Company options to purchase the vessels. The intangible assets relating to these vessel purchase options are the fair value of the purchase options on the date of the agreement. These intangible assets will be amortised from the date of acquisition of the vessels. If the purchase options are not exercised, the intangible assets will be written off (see notes 2(a) and 15).

Purchase Agreement

Intangible assets related to purchase agreements are in respect of the agreement in place as at August 14, 2008 to purchase five further vessels from CMA CGM. These intangible assets were not amortized but on delivery of the related vessel were allocated to the cost of the purchased vessels (see note 3).

During the year ended December 31, 2009, the final vessel in the contracted fleet was purchased by the Company. The related intangible asset of $7,840 was transferred to the cost of the vessel (see note 5).

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Derivative Instruments

The fair value of derivative financial instruments contracted by the Company is as follows:

	December 31, 2010	December 31, 2009

	Successor	Successor
Fair value of interest rate swap hedging instruments - current and non current portions	$44,435	$29,113

As at December 31, 2010 and December 31, 2009, none of the Company’s derivative instruments qualified for hedge accounting.

During 2008 the Company entered into certain derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. A total of $580,000 has been swapped into fixed rate debt at a weighted average rate of 3.59%, with details as follows:

Start Date	Maturity Date	Notional Amount	Fixed Rate %
May 12, 2008	March 17, 2013	$60,000		3.40
May 19, 2008	March 17, 2013	60,000		3.40
May 20, 2008	March 17, 2013	68,000		3.40
November 19, 2008	November 29, 2013	50,000		3.30
December 17, 2008	March 17, 2013	20,000		3.40
December 17, 2008	December 17, 2016	60,000	(1)	3.69
December 17, 2008	December 17, 2016	60,000	(2)	3.81
December 17, 2008	March 17, 2013	45,000		3.40
December 17, 2008	December 17, 2016	71,000	(2)	3.71
July 15, 2009	August 29, 2014	41,000		3.78
October 29, 2010	October 29, 2015	45,000		4.25

	Total / Weighted average rate	$580,000		3.59%

(1)	The swap counterparty has a one time option to cancel the swaps in February 2013
(2)	The swap counterparties have a one time option to cancel the swaps in March 2013

As of December 31, 2010 the maximum length of time over which the entity is hedging its interest rate exposure is approximately six years (2009: seven years).

10.	Deferred Financing Costs

	December 31, 2010	December 31, 2009
	Successor	Successor
Opening balance	$5,980	$3,657
Expenditure in the period	—	5,431
Amortization included within interest expense	(1,106)	(3,108)

Closing balance	$4,874	$5,980

The Company’s borrowing capacity under its credit facility was reduced under amendments agreed on February 10, 2009 and August 20, 2009 (see note 12). A portion of the unamortized deferred financing costs at the date of each amendment was written off, in proportion to the decrease in the borrowing capacity, for $176 and $2,015 respectively. These amounts were included within interest expense. The remaining unamortized deferred financing costs existing at the date of each amendment together with the additional fees and attributable costs paid ($3,293 and $2,138, respectively) were deferred and are amortized over the remaining term of the credit agreement.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Intangible Liability – Charter Agreements

	December 31, 2010	December 31, 2009

	Successor	Successor
Opening balance	$26,407	$27,956
Amortization in period	(2,119)	(1,549)

Closing balance	$24,288	$26,407

Intangible liabilities relate to management’s estimate of fair value of below-market charters at the date of the merger (see note 1), on August 14, 2008. The intangible liabilities are being amortized for each vessel over the remaining life of the associated charter. The fair value was estimated by management based on its experience with regard to availability of similar vessels, costs to build new vessels and current market demand. The contracted lease rates were compared to the estimated current market lease rates for similar vessels. The estimated lease intangibles were computed by discounting the difference in the projected lease cash flows using a discount rate of 8.0% and the length of the charter as the relevant time period.

Amortization of the intangible liabilities for the 12 initial vessels began on the date following the merger and for the remaining five vessels delivered to the Company after the merger, amortization commenced on delivery.

12.	Long Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate.

On February 10, 2009 and April 29, 2009 the Company agreed with its lenders amendments to the credit facility relating to the permitted maximum loan to value (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels). On August 20, 2009, the Company further amended the terms of the credit facility. Under the revised terms, the loan to value covenant was waived up to and including November 30, 2010 with the next loan to value test scheduled for April 30, 2011. Further, the amendment enabled the Company to borrow $57,000 under the credit facility including a $15,000 newly created Over Advance Portion (“OAP Loan”) to allow the purchase of CMA CGM Berlioz on August 26, 2009. The balance of the $82,000 vessel purchase price was funded by cash. Amounts borrowed under the amended credit facility bear interest at U.S. dollar Libor plus a fixed margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value, to be determined at the end of April and November each year.

Under the August 20, 2009 amendment, all undrawn commitments were cancelled. No further commitment fees were payable subsequent to the cancellation of the undrawn commitments. The commitment fee in the year ended December 31, 2009 amounted to $779 (2008: $473 (Successor) and $624 (Predecessor). The Company is not able to declare or pay dividends to common shareholders until the loan to value is at or below 75% which will not be tested before April 30, 2011.

The OAP loan was fully repaid in two instalments in November 2009 and February 2010.

Commencing June 30, 2010 the balance of borrowings under the credit facility is being repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis a repayment of $30,959 was made under the credit facility on June 30, 2010. On September 28, 2010 the Company agreed with the lenders to defer to December 30, 2010 the repayment of $16,235 otherwise due on September 30, 2010. These funds were released to the lenders on November 30, 2010. A further repayment of $4,136 was made on December 31, 2010.

Once loan to value is at or below 75%, repayment of borrowings will become fixed at $10,000 per quarter. The final maturity date of the credit facility remains August 14, 2016 at which point any remaining outstanding balance must be repaid.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Long Term Debt (continued)

As part of the August 20, 2009 amendment, CMA CGM agreed to defer redemption of the $48,000 preferred shares it holds until after the final maturity of the credit facility in August 2016 and also to retain its current holding of approximately 24.4 million common shares in the Company until at least November 30, 2010.

The credit facility is secured by, inter alia, first priority mortgages on each of the 17 vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long term debt is summarized as follows:

	December 31, 2010	December 31, 2009

	Successor	Successor
Credit facility, at Libor USD + 2.50% to 3.50%	$532,769	$588,192
Less current instalments of long-term debt	(44,500)	(68,300)

	$488,269	$519,892

Based on (i) management’s reasonable estimate of cashflow from January 1, 2011 and (ii) loan to value being at or below 75% at the next scheduled testing date, the estimated repayments in each of the relevant periods are as follows:

Year ending December 31,	December 31, 2010

Successor
2011	$44,500
2012	40,000
2013	40,000
2014	40,000
2015	40,000
2016	328,269

$532,769

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, loan to value may not be at or below 75% as at April 30, 2011 in which case, assuming a continuation of the current waiver, quarterly prepayments will continue to be based on free cash in excess of $20,000 at the measurement dates.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Other operating (income) expense

Other operating (income) expense is summarized as follows:

	Year ended December 31,
	2010	2009	2008
			August 15 to December 31	January 1 to August 14
	Successor	Successor	Successor	Predecessor
Sundry shipping income	$(350)	$(288)	$(106)	$(187)
Other sundry income	(39)	(144)	—	—
Realized losses on bunker derivative instruments	—	—	—	280

	$(389)	$(432)	$(106)	$93

14.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at December 31, 2010 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2010	December 31, 2009

	Successor	Successor
Current account (below)	$1,946	$3,764

Amounts due to CMA CGM companies presented within liabilities	$1,946	$3,764

Current account (below)	$7,341	$7,838

Amounts due from CMA CGM companies presented within assets	$7,341	$7,838

CMA CGM charters all of the Company’s vessels in operation and one of its subsidiaries provides the Company with ship management services. The current account balances at December 31, 2010 and December 31, 2009 relate to amounts payable to or recoverable from CMA CGM group companies.

The Company has experienced delays in receiving charterhire from CMA CGM, with between one and three instalments outstanding at times through 2010. Under the charter contracts, charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at December 31, 2010, one period of charterhire, due on December 16, 2010, was outstanding amounting to $6,872. This was received in January 2011. As at close of business on April 26, 2011, the latest practicable date prior to the issuance of these combined financial statements, charterhire due on April 16, 2011 totalling $6,442 was outstanding.

CMA CGM holds all of the Series A preferred shares of the Company. During the year to December 31, 2010, the Company paid CMA CGM dividends on the preferred shares of $1,136 (2009: $2,279 of which $848 related to the year ended December 31, 2008, 2008: $nil). Dividends on preferred shares are included within interest expense.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

14.	Related Party Transactions (continued)

Asset Purchase Agreement

As reported in note 3, the Company entered into an asset purchase agreement with CMA CGM on December 5, 2007.

In August 2009, the Company took delivery of CMA CGM Berlioz, a 2001-built 6,627 TEU container vessel and the last vessel of its contracted fleet with CMA CGM. The vessel was purchased for $82,000 which was funded by drawings under the credit facility and available cash (see note 12). CMA CGM Berlioz is on a non-cancellable, 12-year time charter to CMA CGM at a daily rate of $34.

During the Predecessor Group’s period and prior to the purchase by the Company of the initial fleet of 12 vessels, the vessels were owned and operated by CMA CGM. At that time, the vessels as a whole did not belong to a separate legal group, nor were they owned by a separate legal entity or operated as a discrete unit. Accordingly, there was no separate share capital and reserves relating to the vessels for the periods covered by these combined financial statements up to the purchase of these vessels by the Company. The net investment by the Predecessor Group during this period of operations has been shown on the balance sheet as an amount due to CMA CGM and included within equity. This balance reflects the accumulated net investment by CMA CGM, including the accumulated net income relating to prior periods, and is impacted by all transactions as CMA CGM in effect was the source of finance for all operating, investing and financing transactions. All funding of the Predecessor Group’s operations during the period of the combined financial statements has been assumed to be by cash flows generated by operations, bank loans specifically related to the acquisition of the vessels, and due to CMA CGM as a net investment in equity. The variation in net investment can be analyzed as follows:

January 1 to August 14, 2008

Predecessor
Net cash provided by operating activities of the Predecessor Group	$(1,359)
Settlements of hedges which do not qualify for hedge accounting	141
Net book value of the 12 vessels transferred to the Company	(187,495)

Change in amount due to CMA CGM	$(188,713)

The average balance due to CMA CGM for the period from January 1 to August 14, 2008 amounted to $81,442.

Time Charter Agreements

All of the Company’s vessels in operation are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2010 of between two and 15 years (see note 2(a)). Of the $1,482,606 maximum future charter hire receivable set out in note 15 (including for two vessels subject to purchase option agreements (see note 15) and to be chartered to ZIM, a company not related to CMA CGM), $1,359,854 relates to the 17 vessels currently chartered to CMA CGM.

Ship Management Agreement

The Company outsources day to day technical management of its 17 vessels in operation to a ship manager, CMA Ships Limited, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Limited an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the year ended December 31, 2010 amounted to $1,943 (2009: $1,864, 2008: $1,376, of which Successor period $528 and Predecessor period $848).

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

15.	Commitments and Contingencies

Vessel Purchase Options

On November 8, 2010 the Company acquired purchase options giving it the right, but not the obligation, to purchase two 4,250 TEU vessels from German interests, on the first anniversary of their delivery by the builders to the sellers, for a payment of $61,250 per vessel. Each purchase option is to be exercised no later than 270 days after the delivery of the vessels by the builders to the sellers, one of which was in December 2010 and the other in January 2011. If the Company does not exercise a purchase option, the Company has no further liability. The vessels are on charter to ZIM. The charters to ZIM, subject to charterers consent to change of ownership of the vessels, will at the time of the vessels’ purchase by the Company be for a remaining period of six years which could be extended for a further year at ZIM’s option (see notes 2(a), 7 and 8).

Charter Hire Receivable

The Company has entered into long term charters for its vessels in operation at December 31, 2010. The charter hire (including those relating to vessels due for delivery in 2011 and 2012, assuming the Company’s purchase options are exercised), is fixed for the duration of the charter. The charters were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at December 31, 2010 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending December 31,	Fleet operated as at December 31, 2010	Total fleet to be operated
2011	$156,757	$157,065
2012	156,502	176,802
2013	135,952	156,392
2014	135,952	156,392
2015	135,952	156,392
Thereafter	638,739	679,563

	$1,359,854	$1,482,606

16.	Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operates under one business model from which it derives its revenues reported within these financial statements: the provision of vessels by the Company under time charters to container shipping companies. The Company previously operated under two business models from which it derives its revenues reported within these combined financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor Group. There were no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” columns in the table below include (i) the elimination of the containerized transportation activity performed by the Predecessor up to August 14, 2008, and (ii) the IPO and merger costs expensed by the Predecessor.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Operating Segments (continued)

During the years ended December 31, 2010, 2009 and 2008 the activities can be analyzed as follows:

	2010	2009	2008
	Year ended December 31,	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,
	Successor	Successor	Successor	Predecessor
	Time Charter	Time Charter	Time Charter	Time Charter	Adjustment	Total
Operating revenues	$158,837	$148,708	$39,095	$55,883	$2,072	$57,955

Operating expenses

Voyage expenses	—	—	—	—	1,944	1,944
Vessel operating expenses	42,067	41,368	11,904	17,893	181	18,074
Depreciation	40,051	37,307	8,731	11,902	261	12,163
General and administrative	8,253	8,748	3,712	2,306	1,508	3,814
Impairment charge	17,082	—	—	—	—	—
Other operating (income) expense	(389)	(432)	(106)	(187)	280	93

Total operating expenses	107,064	86,991	24,241	31,914	4,174	36,088

Operating income (loss)	51,773	61,717	14,854	23,969	(2,102)	21,867

Interest income	185	519	413	424	—	424
Interest expense	(23,828)	(24,224)	(3,842)	(17,600)	—	(17,600)
Realised and unrealised (loss) gain on derivatives	(32,049)	4,806	(55,293)	2,749	—	2,749

(Loss) income before income taxes	(3,919)	42,818	(43,868)	9,542	(2,102)	7,440

Income taxes	(52)	(444)	(102)	(23)	—	(23)

Net (loss) income	$(3,971)	$42,374	$(43,970)	$9,519	$(2,102)	$7,417

17.	Share Capital

At December 31, 2010 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met. Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares were converted into Class A common shares on a one-for-one basis.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 19).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016. They are classified as a long-term liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17.	Share Capital (continued)

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there were 39,531,348 Public Warrants (2009: 39,531,348) which gave the holder the right to purchase one Class A common share at a price of $6.00, and which expired on August 24, 2010. There were 5,500,000 Sponsor Warrants (2009: 5,500,000) which had similar terms to the Public Warrants except that the exercise had to be on a cashless basis, and these also expired on August 24, 2010. Further, there are 6,188,088 Class A Warrants outstanding (2009: 6,188,088) which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

As at December 31, 2010 total proceeds received in 2008 from the exercise of Public Warrants prior to the warrant expiry on August 24, 2010, were $3,027 (2009: $3,026). Such funds were to be used to redeem the Series A Preferred shares, with a minimum redemption amount of $5,000. As this threshold has not been reached, none of the preferred shares have been redeemed and the funds remain classified as restricted cash in the balance sheet.

On February 10, 2009, the Company announced a fourth quarter 2008 dividend of $0.23 per Class A common share, unit and Class B share which was paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

18.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability and details of existing interest rate derivatives are set out in note 9. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows. There were no initial payments on derivatives made in the year ended December 31, 2010 (2009: $nil).

Realized gains or losses from interest rate derivatives are recognized in the statement of income together with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized loss on interest rate derivatives for the year ended December 31, 2010 was $15,322 (2009: $17,928 gain, 2008: $51,770 loss, of which Successor period loss of $54,851 and Predecessor period gain of $3,081).

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company has determined that the only derivative instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy are its interest rate swap agreements. These are all categorized as Level 2 and at December 31, 2010 there was a liability of $44,435 (2009: $29,113). The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest rates at that date.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

19.	Share-Based Compensation

In August 2008, the Company’s Board adopted the 2008 Equity Incentive Plan (the “Plan”), which enables management, consultants and Directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.

The Plan is administered by the Board or a committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 1,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the Plan in any fiscal year is 500,000.

The holder of a stock grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other Class A common shareholders when the grant vests and the shares are issued.

Under the plan, the Company has issued the following share based awards:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
Granted on August 14, 2008	780,000	—	$5.50	n/a
Granted on November 12, 2008	80,000	—	1.76	n/a
Granted on November 12, 2008	—	37,671	2.80	n/a

Un-Vested as at January 1, 2009	860,000	37,671	$5.06	n/a
Vested in January 2009	—	(37,671)	2.80	3.17
Granted on May 18, 2009	—	150,273	1.83	n/a
Vested in September 2009	(195,000)	—	5.72	1.61
Vested in October 2009	(105,000)	—	5.72	1.61

Un-Vested as at December 31, 2009	560,000	150,273	$4.21	n/a
Vested in January 2010	—	(150,273)	1.83	1.46
Granted on March 1, 2010	—	58,511	1.88	n/a
Vested in September 2010	(210,000)	—	4.93	2.67
Vested in October 2010	(90,000)	—	4.93	2.65

Un-Vested as at December 31, 2010	260,000	58,511	$4.23	n/a

The restricted stock units granted to management on August 14, 2008 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting date of the first and second tranches was amended and a total of 260,000 vested in September and October 2009 and a further 260,000 vested in September and October 2010. The vesting date of the third tranche remains unchanged.

The restricted stock units granted to management on November 12, 2008 were to vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary. The vesting date of the first and second tranche was amended and a total of 40,000 vested in September and October 2009 and the remaining 40,000 vested in September and October 2010.

The restricted stock units granted to Directors on November 12, 2008 vested in January 2009.

The restricted stock units granted to Directors on May 18, 2009 vested in January 2010.

The restricted stock units granted to Directors on March 1, 2010 vested in January 2011.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

19.	Share-Based Compensation (continued)

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the combined statement of income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date, which is discounted for dividends forfeited over the vesting period. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

For the grants issued on August 14, 2008 and November 12, 2008, the share value at the grant date was $7.37 and $2.80 respectively, both of which were the average closing prices for the common stock surrounding those dates. These share values were then discounted by 10.75% (the same rate used to discount the Class C shares in the purchase price allocation) and for the estimated $0.23 quarterly dividend over the relevant vesting periods, to give a fair value at the grant date of $5.50 and $1.76 respectively.

For the grant issued on May 18, 2009, the fair value at the grant date was $1.83, which was the closing price for the common stock on that date. The share value has not been discounted.

For the grant issued on March 1, 2010, the fair value at the grant date was $1.88, which was the closing price for the common stock on that date. The share value has not been discounted.

During the year ended December 31, 2010 the Company recognized a total of $980 (2009: $2,513, 2008: $1,167, of which Successor period $1,167 and Predecessor period $nil) in respect of share based compensation costs. As at December 31, 2010, there was a total of $255 (2009: $1,126) unrecognized compensation costs relating to the above share based awards. The remaining costs are expected to be recognized over a period of eight months.

20.	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives 100% of its revenue from CMA CGM which is exposed to the cyclicality of the container shipping industry .

(ii)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2010 to the extent that substantially all of the amounts are deposited with four banks (2009; two banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

21.	Earnings per Share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method applied by the Company, net income is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the year ended December 31, 2010, no dividend was declared on 2010 net income (2009: nil). Dividends paid in the year ended December 31, 2009 related to 2008 net income. Until at least the third quarter 2011, Class B dividend rights are subordinated to those of holders of Class A common shares. Net income for the period was allocated based on the contractual rights of each class of security and there was insufficient net income to allow any dividend on the Class B common shares and accordingly no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, any losses would only be allocated to the Class A common shareholders.

On August 24, 2010 39,531,348 Public Warrants exercisable at $6.00 to purchase Class A common shares and 5,500,000 Sponsor Warrants, exercisable on a cashless basis, expired. At December 31, 2010, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 318,511 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2010. As of December 31, 2010 only Class A and B common shares are participating securities.

For the year ended December 31, 2010 and the period ended December 31, 2008 the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have an antidilutive effect. For the year ended December 31, 2009, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

21.	Earnings per Share (continued)

(In thousands, except share data)	Year ended December 31, 2010	Year ended December 31, 2009	August 15 to December 31, 2008	January 1 to August 14, 2008
	Successor	Successor	Successor	Predecessor
Common shares
Weighted average number of common shares outstanding — basic and diluted (F)	—	—	—	100

Class A common shares
Weighted average number of common shares outstanding (B)	46,910,604	46,459,509	33,800,307	—
Dilutive effect of share-based awards	—	295,349	—	—

Common shares and common share equivalents (H)	46,910,604	46,754,858	33,800,307	—

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	—
Dilutive effect of share-based awards	—	—	—	—

Common shares (J)	7,405,956	7,405,956	7,405,956	—

Basic Earnings per Share
Net (loss) income available to shareholders	$(3,971)	$42,374	$(43,970)	$7,417

Available to:
- Common shareholders for period	—	—	—	$7,417
- Class A shareholders for period	$(3,971)	$42,374	$(43,970)	—
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net (loss) income available for Common shares (E)	—	—	—	$7,417
Net (loss) income available for Class A (A)	$(3,971)	$42,374	$(43,970)	—
Net (loss) income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Common shares (E/F)	—	—	—	$74,170
Class A (A/B)	$(0.08)	$0.91	$(1.30)	—
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net (loss) income available to shareholders	$(3,971)	$42,374	$(43,970)	$7,417

Available to:
- Common shareholders for period	—	—	—	$7,417
- Class A shareholders for period	$(3,971)	$42,374	$(43,970)	—
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net (loss) income available for Common shares (K)	—	—	—	$7,417
Net (loss) income available for Class A (G)	$(3,971)	$42,374	$(43,970)	—
Net (loss) income available for Class B (I)	—	—	—	—

Diluted Earnings per share:
Common shares (K/F)	—	—	—	$74,170
Class A (G/H)	$(0.08)	$0.91	$(1.30)	—
Class B (I/J)	—	—	—	—

Global Ship Lease, Inc.

Notes to the Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

22.	Subsequent events

There are no subsequent events other than those disclosed elsewhere in these financial statements.