Form 20-F
period 2011-12-31
Global Ship Lease, Inc.
filed 2012-04-13
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

47,463,978 Class A Common Shares, par value of $0.01 per share

7,405,956 Class B Common Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Forward-looking statements appear in a number of places in this Annual Report including, without limitation, in the sections entitled “Business Overview,” “Management’s Discussion and Analysis of Financial Conditions and Operations,” and “Dividend Policy.” The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the overall health and condition of the U.S. and global financial markets;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

our financial condition and liquidity, including our ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	our ability to meet our financial covenants and repay our credit facility;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments including the availability of cash and the impact of constraints under our credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of key employees and crew, number of off-hire days, drydocking and survey requirements, general and administrative costs and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•

our continued ability to enter into or renew long-term, fixed-rate charters including the re-charterering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	the continued performance of existing long-term, fixed-rate time charters;

•	our ability to capitalize on our management’s and board of directors’ relationships and reputations in the containership industry to our advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including environmental and taxation;

•	potential liability from future litigation; and

•	other factors discussed in “Risk Factors.”

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

A. Selected Financial Data

You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto, which are referred to as our consolidated financial statements, included elsewhere in this Annual Report.

This selected historical consolidated financial and operating information gives effect to the merger of Global Ship Lease, Inc. and Marathon Acquisition Corp as described further below (“Merger”) as at August 14, 2008 and consequently the selected consolidated financial statements up to December 31, 2011 include two distinct reporting periods (i) January 1, 2007 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2011 (“Successor”), which relate to the period preceding the Merger and the period succeeding the Merger, respectively. Further, although we derived all of our revenue in 2011, 2010 and 2009 and virtually all of our revenue in 2008 from chartering out our vessels under our continuing business of long-term fixed rate time charters, for periods before 2008, under predecessor accounting rules, we earned all or virtually all of our revenue from carrying containerized cargo when the vessels were owned and operated by CMA CGM and its subsidiaries. We use the term “Predecessor Group” to mean the container shipping services provided by the 10 secondhand vessels, which we purchased in December 2007, and two newly built vessels, which we purchased in January 2008, in our initial fleet when these vessels were owned and operated by CMA CGM and its subsidiaries rather than to mean any particular entity or entities.

There are significant differences between our business after the acquisition of our initial fleet of 12 vessels in December 2007 and January 2008, when we started our time charter business, and the business of our Predecessor Group when the vessels earned revenue from carrying cargo for customers. Accordingly, the selected historical consolidated financial data prior to January 2008, which includes mainly the Predecessor Group’s trading activities of the vessels earning revenue from carrying cargo for third party customers, are not indicative of the results we would have achieved had we historically operated as an independent ship-owning company earning charterhire or of our future results.

The consolidated financial statements for the Successor period after August 14, 2008 reflect the acquisition of Global Ship Lease, Inc., as a result of the Merger, under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost and due to the changes in capital and legal structure following the Merger including our becoming listed on the New York Stock Exchange.

The historical selected consolidated financial data as of December 31, 2011, 2010, 2009, 2008 and 2007 and for each of the years then ended (2008 including two distinct reporting periods before and after the Merger) have been derived from our audited consolidated financial statements and have been prepared in accordance with United States generally accepted accounting principles. The historical selected consolidated financial data for 2007 relating to the initial 10 vessels until their purchase by us in December 2007 and the two new vessels when they were in CMA CGM’s ownership for the last few days of 2007 until their purchase by us in January 2008 is derived from carve-out information of the Predecessor Group prepared by management of CMA CGM. Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

This selected financial data should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

(in millions of U.S. dollars, except per share data)
	2011	2010	2009	August 15 to December 31 2008	January 1 to August 14 2008	2007
	Successor	Successor	Successor	Successor	Predecessor	Predecessor
Statement of Income
Operating revenues:
Freight revenue (1)	$—	$—	$—	$—	$2.1	$332.2
Time charter revenue (2)	156.3	158.8	148.7	39.1	55.9	2.9
Operating expenses:
Voyage expenses (3)	—	—	—	—	(1.9)	(249.5)
Vessel expenses	(45.5)	(42.1)	(41.4)	(11.9)	(18.1)	(24.0)
Depreciation	(40.1)	(40.1)	(37.3)	(8.7)	(12.2)	(16.1)
General and administrative (4)	(7.4)	(8.3)	(8.7)	(3.7)	(3.8)	(17.8)
Impairment charge (5)	(13.6)	(17.1)	—	—	—	—
Other operating income (expense)	0.3	0.4	0.4	0.1	(0.1)	2.3

Total operating expenses	(106.3)	(107.1)	(87.0)	(24.2)	(36.1)	(304.9)

Operating income	49.9	51.8	61.7	14.9	21.9	30.2
Non operating income (expense)
Interest income	0.1	0.2	0.5	0.4	0.4	0.2
Interest expense	(20.6)	(23.8)	(24.2)	(3.8)	(17.6)	(13.6)
Realized (loss) on interest rate derivatives	(19.4)	(16.7)	(13.1)	(0.4)	(0.3)	—
Unrealized (loss) gain on interest rate derivatives	(0.9)	(15.3)	17.9	(54.9)	3.0	—

Income (loss) before income taxes	9.1	(3.9)	42.8	(43.9)	7.4	16.8
Taxes on income	(0.1)	(0.1)	(0.4)	(0.1)	—	—

Net income (loss)	$9.1	$(4.0)	$42.4	$(44.0)	$7.4	$16.8

Net income per share in thousand $ per share
Basic and diluted (6)	n.a.	n.a.	n.a.	n.a.	74	168
Weighted average number of common shares outstanding
Basic and diluted	n.a.	n.a.	n.a.	n.a.	100	100
Net income (loss) per Class A common share in $
Basic and diluted (6)	0.19	(0.08)	0.91	(1.30)	n.a.	n.a.
Weighted average number of Class A common shares outstanding
Basic in millions	47.3	46.9	46.5	33.8	n.a.	n.a.
Diluted in millions	47.4	46.9	46.8	33.8	n.a.	n.a.
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	n.a.	n.a.
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	7.4	7.4	n.a.	n.a.

Statement of cash flow
Net cash from operating activities	$74.9	$85.2	$74.6	$14.0	$20.7	$56.6
Net cash (used in) provided by Investing Activities	(27.3)	(32.2)	(98.4)	37.3	(4.9)	(183.8)
Net cash (used in) provided by Financing Activities	(50.2)	(55.4)	28.3	(25.5)	(1.5)	129.1

Balance sheet data (at period end)
Total current assets	45.5	41.0	44.2	32.9	n.a.	192.9
Total vessels	890.2	922.5	961.7	906.9	n.a.	475.3
Total assets	939.5	981.0	1,027.4	966.6	n.a.	674.6
Long-term debt (current and non-current portion)	483.6	532.8	588.2	542.1	n.a.	401.1
Shareholder loan (7)	—	—	—	—	n.a.	176.9
Preferred shares	48.0	48.0	48.0	48.0	—	—
Stockholders’ equity	334.2	324.6	327.6	295.0	n.a.	87.5

Other data (time charter business)
Number of vessels in operation at period end	17	17	17	16	12	10
Ownership days	6,205	6,205	5,968	1,717	2,699	159
Utilization (8)	98.3%	100.0%	98.8%	99.8%	98.5%	99.6%

(1)	This line item reports revenue earned by the Predecessor Group from carrying cargo on the vessels.
(2)	This line item reports revenues earned from our chartering business following the purchase of our vessels commencing December 2007.
(3)	This line item reports the voyage related expenses of carrying cargo by the Predecessor Group.
(4)	Our consolidated financial statements include the general and administrative expenses incurred by our Predecessor Group related to its operations and such costs incurred by us as a wholly owned subsidiary of CMA CGM in the Predecessor period prior to the Merger. Subsequent to the completion of the Merger, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by an independent listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the Predecessor Group and incurred in the Predecessor period do not purport to be indicative of future expenses.
(5)	On November 8, 2010, we signed agreements with the sellers of two 4,250 TEU container vessels which terminated our purchase obligations totaling $154.8 million. Under the agreements we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel (ii) made a further cash payment of approximately $6.2 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.4 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. The purchase options were to be exercised by September 16, 2011 for one vessel and October 4, 2011 for the other vessel. Under U.S. GAAP (i) the estimated fair value of the two purchase options was recorded as an asset in the balance sheet as at December 31, 2010 at $13.6 million (ii) an impairment charge of $17.1 million was recognized in the fourth quarter 2010 which comprised $15.5 million released deposits, $1.3 million capitalized interest and $0.3 million other predelivery capital expenditure for the newbuildings. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels at an attractive price and with financing on favorable terms. As we considered it unlikely that we would be able to obtain committed finance on acceptable terms before the expiry of the options, the intangible assets totaling $13.6 million relating to these options were written off in the second quarter 2011. Both purchase options were allowed to expire.
(6)	The weighted average number of our common shares outstanding as of June 30, 2008 has been used for purposes of computing earnings per share for all periods prior to this date as financial information for 2007 was carved-out from our Predecessor Group.
(7)	Amounts due to the former shareholder were not assumed by us following completion of the Merger.
(8)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days when hire was being earned by the total number of ownership days, with the result expressed as a percentage. Operating days represent the aggregate number of days in the period that the vessels were available and were not off-hire for any reason, including scheduled dry-dockings, breakdowns or repairs. Ownership days represent the number of days in the period that we owned the relevant vessels. These data are non-GAAP statistical measures used by management to assess operating performance and are not included in consolidated financial statements prepared under U.S. GAAP.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

We are highly dependent on charter payments from CMA CGM.

All of our vessels are chartered to CMA CGM. CMA CGM’s payments to us under the charters are currently our sole source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligation under the charters. The container shipping industry suffered a significant cyclical downturn in the second half of 2008 and through 2009, with positive industry conditions returning in 2010. The container shipping industry suffered a further cyclical downturn in 2011 and many container shipping companies have reported substantial losses. CMA CGM is discussing with its lenders the rescheduling of certain repayments and the adjustment of certain covenants to take account of the cyclical nature of the container shipping industry. Further, we have experienced continued and, from time to time, increased delays in receiving charterhire payments from CMA CGM, where between one and four installments have been outstanding, which under the charter contracts are due to be paid every 15 days in advance.

If CMA CGM ceases doing business or fails to perform its obligations under our charters, our business, financial position and results of operations would be materially adversely affected as it is probable that, even if we were able to find replacement charters, such replacement charters would be at significantly lower daily rates and for shorter durations. If such events occur, there would be significant uncertainty about our ability to continue as a going concern.

We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

The time charters for two of our 17 containerships will expire as early as September 2012. While we generally expect to be able to obtain new time charters for our vessels within a reasonable period prior to their expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, demand for containerships has been weak and charter rates in the spot market are depressed and we are highly unlikely to be able to secure charter rates at the same level as the current time charters. If we are unable to obtain new time charters for these containerships at favorable rates or are unable to secure new charters at all it could have a material adverse effect on our business, results of operations and financial condition.

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

We have a credit facility with ABN AMRO Bank N.V. (also the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW Ipex Bank GmbH, DnB NOR Bank ASA and Bank of Scotland plc. As of December 31, 2011, outstanding borrowings under the credit facility were $483.6 million. The credit facility contains restrictive financial and other covenants including minimum cash, minimum net worth, minimum EBITDA to debt service, maximum financial net debt to total capital and maximum leverage ratio, which is the ratio of borrowings under the credit facility to the charter-free market value of security posted.

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

The container shipping industry is currently experiencing a significant cyclical downturn. As a consequence, there has been a decline in charter free market values of containerships. In anticipation of the scheduled test of the leverage ratio as at November 30, 2011 when we expected that it would be between 75% and 90%, we agreed on November 30, 2011 with our lenders to waive the requirement to perform the leverage ratio test until November 30, 2012 (the “Credit Facility Waiver”). If charter free market values of containerships continue to be depressed, we may require another waiver from the leverage ratio test as at November 30, 2012. There is no guarantee that such a waiver will be obtained.

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

Therefore, we may need to seek consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may limit our ability to pay dividends, finance our future operations, make acquisitions or pursue business opportunities. See Item 4.B. “Business Overview—Our Credit Facility” for more information.

The Credit Facility Waiver provides that we may not declare or pay common dividends before November 30, 2012 or until the leverage ratio is no more than 75%, whichever is later.

The Credit Facility Waiver provides that we may not declare or pay common dividends before November 30, 2012 or until the leverage ratio is no more than 75%, whichever is later. As a result, we are currently unable to pay dividends to common shareholders. Additionally, our credit facility provides that we may not pay dividends if there is a continuing default under the facility. We are also prohibited from paying dividends if the payment of the dividend would result in a default and any payments to be made into the retention account are not fully up to date. The charter free market value of our vessels can fluctuate substantially depending on market supply and demand for vessels. Since mid 2008, due to an excess of containership capacity, vessel market values have been substantially depressed. In addition, the market value of our vessels will decrease over time, as vessels generally decrease in value as they age. Consequently, the leverage ratio is volatile and will likely increase over time, which will negatively affect our ability to comply with our leverage ratio covenants. This, in turn, will impact our ability to resume dividend payments in the future.

We cannot give assurance that we will be able to refinance any indebtedness incurred under our credit facility.

We cannot assure you that at the credit facility’s final maturity date in August 2016 or when otherwise required, we will be able to refinance our indebtedness at all or on terms that are acceptable to us. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain new or replacement debt financing. If we are not able to refinance our indebtedness, we will have to dedicate all of our cash flow from operations to pay the principal and interest of our indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy our debt service obligations with our cash flow from operations, we may have to sell some or all of our assets, which may not be possible and which would have an adverse effect on our cash flows and results of operations. If we are unable to meet our debt obligations for any reason, our lenders could declare our debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in our fleet.

Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment, or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

CMA CGM and CMA Ships are privately held companies and there is little or no publicly available information about them.

CMA CGM is our sole charterer and its wholly owned subsidiary, CMA Ships, is our ship manager. CMA CGM has guaranteed the performance of CMA Ships under the ship management agreements. CMA CGM’s ability to continue to pay charterhire and CMA Ships’ ability to render ship management services will depend in part on their own financial position.

Circumstances beyond their control could impair CMA CGM’s and CMA Ships’ financial position, and because they are privately held companies, information about their financial position is not publicly available. As a result, we and an investor in our securities might have little advance warning of financial or other difficulties affecting CMA CGM or its wholly owned subsidiaries even though their financial or other difficulties could have a material adverse effect on us.

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

Under the ship management agreements with CMA Ships, CMA Ships is obliged to provide us with requisite financial information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. CMA Ships and its parent company CMA CGM are privately held corporations with financial reporting arrangements different from ours. If CMA Ships or any of its affiliates is delayed in providing us with key financial information, we could fail to meet our financial reporting deadlines.

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

Our growth depends on our ability to purchase further vessels, obtain new charters and maintain our relationship with CMA CGM. We will require additional financing to be able to grow and will face substantial competition.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies potentially including CMA CGM. Acquisition of vessels will be challenging as, inter alia, we will need to obtain additional financing in order to complete vessel purchases. Due to the continuing effects on the banking sector of the economic downturn and the severe cyclical downturn in the container shipping industry, financing for investment in containerships, whether newbuildings or existing vessels, is severely limited. Further, the cost of any available financing increased significantly. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios, shortened loan terms and accelerated repayment schedules. The actual or perceived credit quality of our charterers and proposed charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

The process of obtaining further vessels and new charters is highly competitive. The purchase of vessels and gaining of new charters depends on a variety of factors relating to the vessel owner, including:

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

International and U.S. accounting standard-setting organizations have proposed the elimination of allowing operating leases to not be recorded on the balance sheet. The proposals are still under discussion and a further draft of the accounting standard is expected to be issued during the second half of 2012. The date for implementation is now likely to be 2014 or later. If the proposals are adopted as currently proposed, they would have the effect of bringing most off-balance sheet operating leases, including time charters, onto a lessee’s balance sheet as liabilities. This proposed change could affect charterers by causing them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us.

Our current performance and future success depend to a significant extent upon our Chief Executive Officer, Ian J. Webber, our Chief Financial Officer, Susan J. Cook, our Chief Commercial Officer, Thomas A. Lister and our Chief Technical Officer, Vivek Puri. Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri have an aggregate of over 80 years of experience in the shipping industry and have worked with several of the world’s largest shipping companies. They and members of the board of directors are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

We have a limited operating history and our historical financial and operating data are not representative of our future results.

We have a limited operating history. The historical consolidated financial statements included in this Annual Report include, mainly for periods up to January 31, 2008, our Predecessor Group’s historical business activities as a container shipping company earning revenue from transporting shippers’ cargo and incurring both vessel and voyage expenses, including fuel costs and all costs related to handling of containers for our vessels while the vessels were owned and operated by CMA CGM or its subsidiaries until the date of the individual transfer of each of 10 vessels in December 2007 and two further vessels in January 2008. The historical consolidated financial statements reflect our results as a vessel owner rather than operator under our fixed-rate long-term charters, ship management agreements and our financing arrangements only from the date of the individual transfer to us of the relevant vessels in December 2007 and January 2008. Further, our capital and legal structure changed significantly as a result of the Merger in August 2008, including our becoming listed on the New York Stock Exchange. Consequently, historical financial information prior to August 15, 2008 is not a meaningful representation of our future results of operations.

We did not perform and may not perform underwater inspections of vessels prior to purchase.

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands or Cypriot law or the laws of any jurisdiction which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to meet our debt service obligations, pay dividends, including on our preferred shares or meet our other liabilities.

Rising crew and other vessel operating costs may adversely affect our profits.

Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high quality masters, officers and crews. In recent years, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain a sufficient number of high quality onboard seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations and financial condition.

Rising fuel prices may have an adverse affect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay.

The price of fuel is unpredictable and fluctuates based on events outside our control, including but not limited to geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in United States dollars and some of our expenses are denominated in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged any of this exposure and our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. Future declines in the U.S. dollar versus the Euro could have a material effect on our operating expenses and net income.

We must make substantial expenditures to maintain our fleet and to acquire vessels, which may reduce or eliminate the amount of cash for dividends to our stockholders.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these maintenance expenditures from operating cash flow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. Significant expenditures, including to maintain our fleet, may reduce or eliminate the amount of cash available for distribution to our stockholders.

As our fleet ages, we may incur increased operating costs, which would adversely affect our earnings.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications, or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives. Our current fleet of 17 vessels as of December 31, 2011 had an average age weighted by capacity of 7.8 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 17 containerships as of December 31, 2011, had an average age weighted by capacity of 7.8 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any reserves set aside for vessel replacement will not be available for dividends.

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

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been very few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

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

The credit facility prohibits us from declaring or paying any common dividend unless the leverage ratio is no more than 75%. The Credit Facility Waiver waives the requirement to perform the leverage ratio test until November 30, 2012 and also prohibits the payment of any common dividend during the waiver period. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors.

When permitted by the credit facility and other contractual obligations, we may resume the distribution of a portion of our cash flow to our shareholders, while retaining the remaining cash flow for reinvestment in our business, to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by our board of directors.

The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law.

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	acquisition of additional vessels;

•	delays in the delivery of newbuilding vessels, if any, and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	unexpected repairs to, or required expenditures on, vessels or drydocking costs in excess of those anticipated;

•	the loss of a vessel;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal years, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may be able to pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future.

We have entered into interest rate derivatives to swap a notional amount of $580 million of debt from a floating rate based on LIBOR to a fixed rate until at least March 2013, when $253 million of the cover expires. We are therefore locked into a fixed base borrowing rate, before margin, averaging 3.59% on a weighted basis on a nominal amount of $580 million of debt. We have removed most of the volatility from our cash interest cost, other than for changes in the applicable margin, and are unable to benefit from falling LIBOR rates.

As part of our risk management strategy and in order to avoid volatility in our cash interest expense as well as meet the requirement of the credit facility to fix the interest rate on at least 50% of drawn debt, we have entered into interest rate derivatives to swap a notional amount of $580 million of floating rate debt based on LIBOR into fixed rate debt averaging 3.59% on a weighted basis until at least March 2013, when $253 million of the cover expires. We are therefore unable to benefit from falling LIBOR rates. Further, due to required prepayment of outstanding borrowings, we expect to remain in an over-hedged position.

Depending on fluctuations in LIBOR, our interest rate swap agreements and their accounting treatment in our financial statements could result in volatility in our reported net income.

We have entered into certain financial instrument contracts to hedge our exposure to interest rate fluctuations. These derivative instruments are recorded in our consolidated balance sheet under U.S. GAAP at market value, as none of the derivatives qualify for hedge accounting, with changes in the value being recognized directly in our consolidated statement of income. As an example of the potential volatility, during the year ended December 31, 2009, the relative LIBOR forward interest rate curve experienced upward movement which significantly impacted the market value of our financial instruments, resulting in a non-cash gain of $17.9 million. However, for the year ended December 31, 2010, due to reverses in the forward interest rate curve, we recorded a non-cash loss of $15.3 million. For the year ended December 31, 2011, we recorded a non-cash loss of $0.9 million. As of December 31, 2011 these derivatives represented a liability of $45.3 million. Future interest rate volatility may expose our net income to significant variations.

Risks Relating to Our Industry

Our growth and long term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile. It has recently experienced a severe cyclical downturn from mid 2008 through 2009, favorable conditions in 2010 and a further severe downturn in 2011.

The container shipping industry is cyclical, showing significant volatility in vessel values, freight rates, charter rates and financial performance. For example, containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the global economic crisis began to affect global container trade, driving charter rates to 10 year lows. In 2010, due to improved economic conditions and increased demand for container shipping services, containership charter rates improved significantly although they remain generally below long term averages. In 2011, due to poor economic conditions and an excess of containership capacity, charter rates again fell.

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

Our ability to recharter our containerships upon the expiration or termination of their current charters, which will be as early as September 2012 for two vessels, and the charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy emerged in 2008 and continued into 2009, although there was some improvement in 2010 and 2011, global economy remains fragile. The global economy is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, Ireland and Portugal, have significantly weakened the Euro zone, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

We anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. In 2011, growth in China’s gross domestic product was 9.2%. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slowed or negative economic growth in the future, then this may exacerbate the effect of the significant downturns in the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of sovereign debt defaults by European Union member countries, including Greece, Ireland and Portugal, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

The United States and other parts of the world have exhibited very weak economic trends since 2008. The credit markets in the United States and elsewhere have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state and other governments have implemented and are also considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. SEC, other regulators, self regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets have been exceedingly distressed and volatile. The current sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and other countries around the world, as well as concerns about some international banks, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues.

We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

Containership values can fluctuate substantially over time. Containership values decreased significantly in 2008 and 2009 and have remained at depressed levels through 2011 and remain generally below long term averages. A number of factors may contribute to a decrease in the market value of containerships, including:

•	unfavorable economic conditions;

•	a substantial or extended decline in world trade growth leading to reduced demand for container shipping services;

•	increases or an over-supply in containership capacity including from new vessels on order;

•	increased age;

•	prevailing charter rates; and

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

Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in Item 5.A. “Results of Operations—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

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

While the size of the containership orderbook has declined over the last three years, the containership newbuilding orderbook as at March 2012 represented approximately 28% of the total on the water fleet capacity. Further containerships are likely to be ordered. Delivery of newly built containerships will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Piracy is an inherent risk in the operation of ocean-going vessels and particularly affects vessels trading in specific regions of the world such as the South China Sea, the Gulf of Aden, the Arabian Sea and especially off the coast of Somalia. In recent years, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Generally, we do not control the routing of our vessels which is determined by the charterer. Pirate attacks on any of our vessels could result in loss of life, the kidnapping of crew or the theft, damage or destruction of vessels or of containers or cargo being transported thereon. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterer’s business, impairing its ability to make payments to us under our charters.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and in Mumbai on November 26, 2008 and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition from increased security costs and more rigorous inspection procedures at borders and ports. From time to time acts of terrorism, regional conflict and other armed conflict around the world, may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and in countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea, and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a prohibition on investments by U.S. persons and a 180-day prohibition on calling at any U.S. port, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria with respect to certain prohibited goods.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The smuggling of drugs, weapons or other contraband and stowaways on our vessels may lead to governmental claims against us.

We expect that our vessels will call in areas where smugglers attempt to hide drugs, weapons and other contraband on vessels or stowaways attempt to board, with or without the knowledge of crew members. To the extent our vessels are found with contraband or stowaways, whether with or without the knowledge of any of our crew or charterers, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

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

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterer’s or our cash flow.

If we default under our credit facility, our lenders who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. Any proceeds of such sale would be used to first repay all amounts outstanding under the credit facility, including interest rate derivatives. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

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

The hull and machinery of every commercial vessel must conform to the rules and standards of a classification society approved by the vessel’s country of registry. Such societies set the rules and standards for the design, construction, classification, and surveys of vessels and conduct surveys to determine whether vessels are in compliance with such rules and standards. A certification by a society is an attestation that the vessel is in compliance with the society’s rules and standards. A vessel involved in international trade must also conform to national and international regulations on safety, environment and security, including (but not limited to) the Safety of Life at Sea Convention, or SOLAS, and the International Convention for the Prevention of Pollution from Ships. A vessel conforms to such regulations by obtaining certificates from its country of registry and/or a classification society authorized by the country of registry.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. See Item 4.B. “Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, Lloyd’s Register and Germanischer Lloyd, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

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

In addition, significant compliance costs could be incurred due to existing environmental laws and regulations and those that may be adopted, which could require new maintenance and inspection procedures and new restrictions on air emissions from our containerships, the development of contingency arrangements for potential spills and/or obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become increasingly strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships, among other events, could have a material adverse impact on our business, financial condition and results of operations. For additional information on these and other environmental requirements, you should review the information contained in Item 4.B. “Business Overview—Environmental and Other Regulations.”

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our containership business.

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines and other penalties against us.

Since the events of September 11, 2001, United States authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, which would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels.

It is unclear what additional changes, if any, to the existing inspection and security procedures may ultimately be proposed or implemented in the future, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations on us. Furthermore, changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of goods in containers uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

Risks Relating to our Common Stock

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

Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial stockholders and CMA CGM can demand that we register the resale of their common shares at any time. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common shares.

The Class A Warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and would result in dilution to our shareholders.

There are 6,188,088 Class A warrants expiring September 1, 2013 with an exercise price of $9.25. These are owned by CMA CGM, Mr. Gross and other initial stockholders of Marathon. These warrants would likely only be exercised if the $9.25 per share exercise price is below the market price of the Class A common shares. To the extent they are exercised, additional Class A common shares will be issued, which will result in dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

Our management is required to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We have undertaken a comprehensive effort in preparation for compliance with Section 404, which includes the documentation, testing and review of our internal controls under the direction of our management. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that all our controls will be considered effective in future assessments. Therefore, we can give no assurances that our internal control over financial reporting will satisfy regulatory requirements in the future.

We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Subject to the rules of the NYSE, in the future, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances. The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing stockholders’ proportionate ownership interest in us may decrease;

•	the dividend amount payable per share on our common stock may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common stock may decline.

Our stockholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing stockholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of an offering prospectus without the prior written consent of the underwriter(s).

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

There are factual circumstances, such as the composition of our shareholder base, beyond our control that could cause us not to have the benefit of the exemption provided by Section 883 of the Code and thereby be subject to the 4% tax described above. Based on information that we have as to our shareholders and other matters, we expect to qualify for Section 883 exemption for 2011. Because the availability of the Section 883 exemption depends on matters over which we have no control, however, we can give no assurances that we will or will continue to qualify for the Section 883 exemption. See Item 10.E. “Additional Information—Taxation—Taxation of Global Ship Lease—The Section 883 exemption.”

We could be taxed as a U.S. corporation.

Section 7874 of the Code provides that a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation. Although we believe that this rule should not apply to us in the context of the Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and therefore there can be no assurance that the Internal Revenue Service (the “IRS”) would not seek to challenge such position, or that such a challenge would not be successful. If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax, with the highest statutory rate currently being 35%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations. See Item 10.E. “Additional Information—Taxation—Taxation of Global Ship Lease—Possibility of taxation as a U.S. corporation” for a more comprehensive discussion of the tax consequences of us being taxed as a U.S. corporation.

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

If the IRS were to determine that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Distributions paid by us with respect to our shares will not constitute qualified dividend income if we were a PFIC in the year we pay a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, our United States shareholders (other than shareholders who have made a “qualified electing fund” or “mark-to-market” election) will be subject to special rules relating to the taxation of “excess distributions”—with excess distributions being defined to include certain distributions we may make on our Class A common shares as well as gain recognized by a U.S. holder on a disposition of our Class A common shares. In general, the amount of any “excess distribution” will be allocated ratably to each day of the U.S. holder’s holding period for our Class A common shares. The amount allocated to the current year and any taxable year prior to the first taxable year for which we were a PFIC will be included in the U.S. holder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which we were a PFIC, the tax imposed for the current year will be increased by the “deferred tax amount,” which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See Item 10.E. “Additional Information—Taxation—Taxation of Global Ship Lease—Tax Consequences of Holding Class A Common Shares—U.S. holders—Consequences of possible passive foreign investment company classification” for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if we were treated as a PFIC (including those applicable to United States shareholders who make a qualified electing fund or mark-to-market election).

We may be subject to taxation on all or part of our income in the United Kingdom, which could have a material adverse effect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 28% up to March 31, 2011 reducing to 26% for the year ended March 31, 2012, 24% for the year ending March 31, 2013, 23% for the year ending March 31, 2014 and 22% thereafter. We are strategically managed and controlled from outside the United Kingdom and restrict our activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

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

We may be subject to taxes which will reduce our cash flow.

We are subject to tax in certain jurisdictions in which we are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, further reducing the cash available for distribution.

Item 4.	Information on the Company

A. History and Development of the Company

We are a Republic of the Marshall Islands corporation that owns a fleet of modern containerships of a range of sizes. Our business is to charter out our fleet under long-term, fixed-rate charters to reputable container shipping companies to generate stable revenues and predictable cashflows.

We were formed in 2007 to purchase and charter back containerships then owned or to be purchased by CMA CGM. Pursuant to an asset purchase agreement dated December 5, 2007 (the “asset purchase agreement”) with CMA CGM and certain of its vessel-owning subsidiaries, we acquired from CMA CGM our current fleet of 17 containerships between December 2007 and August 2009. All of the vessels are time chartered to CMA CGM for initial terms between five and 17 years equal to a weighted average remaining term of 8.3 years at December 31, 2011 and an average age weighted by TEU capacity of 7.8 years, below the weighted average age of the global fleet of 8.3 years. Our management team undertakes all management of our fleet and supervises the day-to-day ship management of our vessels which is currently provided by CMA Ships, a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements, with an agreement to cap the reimbursement by us of expenses incurred on our behalf providing us with a predictable cost structure.

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

Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, 1,000 Series A preferred shares, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25, and $18,570,135 in cash. The rights of holders of Class B common shares are identical to those of holders of Class A common shares subject to meeting certain tests, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to the fourth quarter of 2008 and their dividend rights were subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The Class B common shares continue to be subordinated. The Class C common shares automatically converted into Class A common shares on a one-for-one basis on January 1, 2009. Pursuant to the Merger, CMA CGM holds approximately 45% of our outstanding common shares. See Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders.”

Our Class A common shares are listed on the NYSE under the symbol “GSL”.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is 44 (0) 20 7869 8006.

B. Business Overview

Our Fleet

Our fleet, as of December 31, 2011, consisted of 17 containerships with an aggregate capacity of 66,349 TEU and a weighted average age of approximately 7.8 years and a non-weighted average age of 8.9 years.

The table below provides information about our current fleet. Each vessel is on charter to CMA CGM:

Vessel Name	Size (TEU)	Year Built	Classification Society	Commencement of Charter	Remaining Charter Period (1) (years)	Net Daily Rate ($)
Ville d’Orion	4,113	1997	Bureau Veritas	December 2007	1.0	28,500
Ville d’Aquarius	4,113	1996	Bureau Veritas	December 2007	1.0	28,500
CMA CGM Matisse	2,262	1999	Bureau Veritas	December 2007	5.0	18,465
CMA CGM Utrillo	2,262	1999	Bureau Veritas	December 2007	5.0	18,465
Delmas Keta	2,207	2003	Bureau Veritas	December 2007	6.0	18,465
Julie Delmas	2,207	2002	Bureau Veritas	December 2007	6.0	18,465
Kumasi	2,207	2002	Bureau Veritas	December 2007	6.0	18,465
Marie Delmas	2,207	2002	Bureau Veritas	December 2007	6.0	18,465
CMA CGM La Tour	2,272	2001	Bureau Veritas	December 2007	5.0	18,465
CMA CGM Manet	2,272	2001	Bureau Veritas	December 2007	5.0	18,465
CMA CGM Alcazar	5,089	2007	Bureau Veritas	January 2008	9.0	33,750
CMA CGM Château d’If	5,089	2007	Bureau Veritas	January 2008	9.0	33,750
CMA CGM Thalassa	11,040	2008	Bureau Veritas	December 2008	14.0	47,200
CMA CGM Jamaica	4,298	2006	Germanischer Lloyd	December 2008	11.0	25,350
CMA CGM Sambhar	4,045	2006	Lloyd’s Register	December 2008	11.0	25,350
CMA CGM America	4,045	2006	Lloyd’s Register	December 2008	11.0	25,350
CMA CGM Berlioz	6,621	2001	Bureau Veritas	August 2009	9.7	34,000

(1)	As of December 31, 2011. Plus or minus 90 days at charterer’s option.

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

Initial Term

Each of the vessels in our current fleet is subject to a long-term time charter with CMA CGM. We have separate subsidiaries to own each vessel in our fleet. We guarantee the obligations of each of our subsidiaries under the charters. Each of our charters commenced on each vessel’s delivery. Due to different delivery dates and durations, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to rechartering risk upon expiration of our initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters had initial terms of five to 17 years (plus or minus 90 days at charterer’s option) and our fleet has a weighted average charter period of 8.3 years remaining at December 31, 2011.

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

Ship Management Agreements

CMA Ships, a subsidiary of CMA CGM, provides day-to-day technical ship management services, including purchasing, crewing, provision of lubricating oil, vessel maintenance including arranging drydocking inspections and ensuring compliance with flag, class and other statutory requirements necessary to support our business. CMA CGM guarantees the performance of all services and any payment due to us by CMA Ships pursuant to the ship management agreements.

We pay CMA Ships an annual management fee of $114,000 per vessel. Under the ship management agreements, our ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We reimburse the ship manager for costs it incurs on our behalf. However, such cost reimbursement is capped on a quarterly basis pursuant to the global expense agreement described in more detail below in “Global Expense Agreement.” Each ship management agreement provides that we have the right to audit the accounts of our ship manager to verify the costs incurred. CMA Ships has agreed to maintain our vessels so that they remain in class with valid certification. In addition, they are responsible for our current fleet’s compliance with all government and other regulations, and compliance with class certifications.

CMA Ships has established an accounting system and maintains the records of all costs and expenditures incurred as well as data necessary for the settlement of accounts between parties.

CMA Ships is required to use its best endeavors to provide the services specified in the ship management agreements. Pursuant to the terms of the ship management agreements, we indemnify CMA Ships and its employees, agents and sub-contractors and hold them harmless against all actions, proceedings, claims, demands or liabilities which may be brought against them or incurred by them arising out of or in connection with the performance of the ship management agreements, unless the same is proved to have resulted solely from the negligence, gross negligence or willful default of CMA Ships, its employees, agents and sub-contractors.

CMA Ships is not permitted to sub-contract its obligations under the ship management agreements without our consent, which we will not unreasonably withhold. With our consent, CMA Ships has sub-contracted all of its management services under its ship management agreements to its UK subsidiary, CMA Ships UK. Our ship management agreements with CMA Ships have a term of three years from delivery of each vessel, subject to the termination rights set forth below. However, the ship management agreements provide that they remain in place after their third anniversary and may thereafter be terminated by either party on two months written notice.

The ship management agreements are cancelable by us if CMA Ships fails to meet its obligations for any reason within its control and fails to remedy the default. In addition, as all of the ship management agreements have been in effect for more than one year, we are able to terminate the agreements on three months’ notice if we can secure more competitive pricing from a recognized third party, approved by CMA CGM as charterer of the vessels, such approval not to be unduly withheld, subject to CMA Ships’ right to match the third party’s terms.

CMA Ships can terminate the agreement prior to the end of its term if, among other things: (a) it has not been paid within 30 days of a written request for payment (and we fail to remedy such default) or (b) we undergo a change in control.

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

Global Expense Agreement

Pursuant to the ship management agreements with CMA Ships, ship operating expenses incurred by it on our behalf in the operation of our vessels will be reimbursed. Pursuant to the global expense agreement that we entered into with CMA Ships, these expenses will be subject to a quarterly cap. Drydocking expenses and insurance premiums are not included in the cap arrangements. For each quarterly period, CMA Ships bears the amount (if any) by which the actual aggregate expenses, excluding drydocking expenses and insurance premiums and costs of accidents and incidents, incurred with respect to all vessels in service exceed the aggregate cap for such quarterly period. The table below sets out the per diem cap per vessel.

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

Due to the possibility that we would exceed the maximum permitted leverage ratio under the credit facility as a result of the declines in market values of our vessels from mid 2008 due to adverse market conditions, our lenders agreed to enter into an Amendment and Restatement Agreement to the Credit Facility, dated August 20, 2009 (the Credit Facility Amendment) whereby, effective as of August 20, 2009, the credit facility effectively became an amortizing term loan of approximately $600 million with an unchanged final maturity date of August 14, 2016. Under the Credit Facility Amendment, prepayments were accelerated and the undrawn portion of the credit facility amounting to approximately $200.0 million was cancelled. Consequently, there is no undrawn capacity under the credit facility.

Under the Credit Facility Amendment, the maximum 75% leverage ratio would not apply until the leverage ratio was first tested after the expiration of the waiver period which was up to and including November 30, 2010. Consequently the first such test was scheduled to be as of April 30, 2011. Commencing June 30, 2010 the credit facility was repaid quarterly in an amount equal to free cash in excess of $20.0 million determined as at the previous month end subject to a minimum of $40.0 million repayment a year on a rolling 12 month trailing basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments would be fixed at $10.0 million per quarter. In addition, the fixed interest margin to be paid over LIBOR was agreed to be 3.50% during the waiver period.

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

Further, we agreed that we would not declare or pay any dividends to common shareholders during the waiver period or thereafter unless the leverage ratio is 75% or below.

In connection with the Credit Facility Amendment, CMA CGM agreed to defer the redemption of the $48.0 million preferred shares until after the final maturity of the credit facility remains August 14, 2016.

Leverage Ratio and Credit Facility Waiver

The leverage ratio was tested as at April 30, 2011, when it was 75% or less. Consequently repayments of the credit facility became set at $10.0 million per quarter and the fixed interest margin to be paid over LIBOR reduced to 3.00%.

In anticipation of the scheduled test of the leverage ratio as at November 30, 2011 when we expected that it would be between 75% and 90%, due to declines in market values of our vessels, we agreed the Credit Facility Waiver with our lenders to waive the requirement to perform the leverage ratio test until November 30, 2012. Under the terms of the waiver, the fixed interest margin to be paid over LIBOR increased to 3.50%, prepayments are required to be made quarterly based on cash flow as described above and dividends on common shares cannot be paid.

General Borrowing Terms

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under our credit facility, net of surplus cash held in the retention account, to the aggregate charter-free market value of the vessels securing the credit facility plus the value of any other security held by the lenders. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. If only one such valuation is available at the relevant time, then the result of that valuation will be used to assess the leverage ratio until a second valuation, to be sought monthly, becomes available and the two valuations can be averaged. If no current valuations are available at the relevant time, the leverage ratio will be assumed to be over 100%. Set forth below is the margin that applies for the relevant leverage ratio once the fixed margin period expires.

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

Until undrawn commitments were cancelled pursuant to the Credit Facility Amendment, we paid a commitment fee of 0.50% per annum on the undrawn portion of the credit facility. We are responsible for the duly justified costs properly incurred in connection with the maintenance of the credit facility.

We are permitted to make voluntary early prepayments that can reduce subsequent prepayment obligations. Any amount outstanding under the credit facility at the final maturity date on August 14, 2016 must be repaid in one installment.

Security

Our credit facility requires that borrowings under the credit facility are secured by the following:

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

•	the earnings accounts in relation to the vessels and retention account are held with the Agent;

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

The following table lists the month by which the vessels in our fleet need to have completed their next drydocking, taking into account the three drydockings completed so far in 2012:

Vessel Name	Drydocking Month*
Ville d’Orion	January 2017
Ville d’Aquarius	December 2016
CMA CGM Matisse	November 2014
CMA CGM Utrillo	December 2014
Delmas Keta	March 2013
Julie Delmas	November 2012
Marie Delmas	January 2017
CMA CGM La Tour	June 2016
CMA CGM Manet	October 2016
Kumasi	June 2012
CMA CGM Alcazar	November 2012
CMA CGM Château d’If	December 2012
CMA CGM Thalassa	December 2013
CMA CGM Jamaica	September 2016
CMA CGM Sambhar	July 2016
CMA CGM America	September 2016
CMA CGM Berlioz	July 2016

*	Expected month of drydocking assume that the vessels qualify for in-water inspections at the intermediate survey.

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

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by regulations MARPOL Annex II. Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulphur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. We have registered the vessels in our fleet in flag states that have ratified Annex VI, which require that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates, for the vessels in our fleet, from those flag states. As of December 31, 2011, all of the vessels in the fleet had IAPP Certificates. On July 21, 2008, the United States enacted the Maritime Pollution Protection Act of 2008, implementing Annex VI in territorial waters of the United States and subsequently delivered the instrument of ratification to the IMO, making the United States a party to Annex VI. On October 9, 2008, the Member States of the IMO adopted amendments to Annex VI that came into force on July 1, 2010 creating more stringent standards for engines and fuels The main changes to MARPOL Annex VI see a progressive reduction in sulphur oxide (SOx) emissions from ships, with the global sulphur cap reduced initially to 3.50% (from 4.50%), effective from 1 January 2012; then progressively to 0.50%, effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018.

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

On August 1, 2011 a North American Emission Control Area was formally established in which emissions of Sulphur Oxides, Nitrogen Oxides and particulate matter from ships will be subject to more stringent controls than the limits which apply globally.

Amendments to MARPOL were also adopted in July 2011 to designate waters adjacent to the coasts of Puerto Rico and the U.S. Virgin Islands as an Emission Control Area. These amendments are expected to enter into force on 1 January 2013 with the new Emission Control Area taking effect 12 months later.

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

The operation of our vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires ship-owners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to assess all identified risks, adopt a safety and environmental protection policy achieving the ISM Code objectives; adopt instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities with the provision of the ISM Code and corrective action; procedures to prepare guidelines and respond to emergency situation; and procedures for regular internal audits and management reviews including evaluating effectiveness. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2011, each of the vessels in our fleet, and the entities managing them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

In 2004, the IMO has also adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has been ratified by 33 states but those states constitute only 26.46% of gross tonnage and therefore the Convention has not yet come into force. See “Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

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

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organo-tins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance. As of December 31, 2011 each of our vessels was in possession of a Statement of Compliance issued by the Classification Society.

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

In addition, Title VII of the Coast Guard and Maritime Transportation Act of 2004, or CGMTA, amended OPA to require the United States Coast Guard to issue regulations to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel. The United States Coast Guard has not finalized such regulations yet, but has published a guidance document that allows for the issuance of interim authorization letters until the final regulations are promulgated. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Regulations issued under CGMTA that require Government-Initiated Unannounced Exercises (GIUE) to test the response plans are being extended to non-tank vessels. GIUE are paid for by the ship owner. We comply with the requirements of the CGMTA and OPA. Our vessels that call at U.S. ports have appropriate vessel response plans filed with the United States Coast Guard and copies are available onboard.

Following the “Deepwater Horizon” incident a number of legislative proposals have been made in the U.S. Senate that may repeal the Limitation of Liability Act of 1851, remove or increase the cap on liability provided by OPA 90 and provide for non-pecuniary loss and punitive damages by amending the Death on the High Seas Act and Jones Act. We continue to monitor these proposals.

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

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters without a permit and imposes strict liability in the form of penalties for any unauthorized discharges. Current Environmental Protection Agency, or EPA, regulations exempt ships in United States’ navigable waters from the requirement to obtain CWA permits for discharges of ballast water and other substances incidental to the normal operation of vessels. However, a United States District Court ruled in 2006 that EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the CWA, invalidating the blanket exemption in EPA regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels were required to comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations. The existing 2008 VGP will expire on 19 December 2013 and the EPA have published a redrafted VGP for public review and comment that will contain numerical ballast water discharge limits for most vessels, more stringent effluent limits for oil to sea interfaces and for exhaust gas scrubber wash water and an annual report in place of the current one-time report.

Late in 2011 the U.S. House of Representatives Committee on Transportation and Infrastructure approved the Commercial Vessels Discharges Reform Act 2011 which would amend the Federal Water Pollution Control Act and would set a nationwide performance standard for water ballast management which conforms to the IMO standard and would require the installation of treatment technology to meet the new standard. The Act replaces a patchwork of inconsistent ballast water regulations across the various U.S. states, some containing requirements more stringent than IMO.

Changes in ballast water management rules and regulations, either in the United States or internationally (See “International Maritime Organization” above), could increase the cost of compliance for ocean carriers, including requiring installation of equipment of ballast water treatment systems on vessels at substantial cost.

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. More recently, on December 22, 2009, the EPA issued more stringent emission standards for new Category 3 marine engines. The standards are consistent with the amendments to Annex VI of MARPOL discussed above. Certain emission standards have taken effect early as 2011. We may incur costs to install equipment in these vessels to comply.

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

After a previous attempt to regulate the emissions of auxiliary diesel engines on ocean-going vessels was rejected by the Ninth Circuit, California’s Air Resources Board, or CARB, approved new regulations on July 24, 2008. These regulations apply to ocean-going vessels’ main diesel engines, auxiliary engines, and auxiliary boilers when operating within 24 miles of the California coast and require operators to use low sulphur fuels. The Office of Administrative Law approved the rulemaking and filed it with the Secretary of State on May 29, 2009. The regulation became effective on June 28, 2009. CARB have proposed a change to the implementation date for the second phase of the program from January 1, 2012 to January 1, 2014, when ocean going vessels would be limited to using distillate fuels containing no more than 0.1% of sulphur, aligning California’s requirements more closely with the Federal standards and allowing vessel operators more flexibility to acquire compliant fuels.

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

European Union

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety and set out criminal penalties which are being progressively incorporated into domestic legislation. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect at least 25% of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards.

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

The EU’s directive on the sulphur content of fuels restricts the maximum sulphur content of marine fuels used in vessels operating in EU member states’ exclusive economic zones. Under this Directive, our vessels may need to make expenditures to comply with the sulphur fuel content limits in the marine fuel they use in order to avoid delays or other obstructions to their operations. On July 15, 2011 the European Commission adopted a proposal for amendments to the Sulphur Directive to bring it in line with MARPOL Annex VI. The EU has also issued a directive adopting the IMO’s standards for the maximum sulphur content of marine fuels used in special SOx Emission Control Areas, or ECAs, in the Baltic Sea, North Sea, and for any other seas or ports the IMO may designate as SOx ECAs 12 months after the date of entry into force of the designation. These and other related requirements may increase our costs of operating and may affect financial performance.

In addition to the above-mentioned developments, the European Commission has released a speech delivered by the European Commissioner for Environment which reiterates the importance of transposing the IMO air emissions rules (MARPOL Annex VI) into the European Union law as quickly as possible to provide a strong enforcement mechanism.

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

The EU is currently considering other proposals to further regulate vessel operations. In October 2007, the EU adopted a new Integrated Maritime Policy for the European Union that included, in part, the development of environmentally sound end-of-life ship dismantling requirements. The European Commission is particularly interested in a solution to ensure sound ship dismantling in non-OECD countries. It is thought that any new regulation would incorporate elements of the Hong Kong International Convention on the Safe and Environmentally Sound Recycling of Ships, appropriate for the global approach to ship dismantling and elements of the Basel Convention to the in situ treatment of materials from dismantling, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. Individual countries in the EU may also have additional environmental and safety requirements. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority. The trend, however, is towards increasing regulation and our expectation is that requirements will become more extensive and more stringent. Were more stringent future requirements to be put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our operating costs, potentially affecting financial performance.

Ballast Water Management in Europe

From January 1, 2012 a voluntary ballast water management regime has been operating in the Mediterranean Sea. The regime, which effectively urges ships to undertake ballast water exchange before entering the Mediterranean, is to remain in place until the BWM Convention comes into force.

United Kingdom: Bribery Act

The Bribery Act 2011 came into force on July 1, 2011 and will affect our management company. As well as having a zero tolerance for the payment, or receipt of any bribe whatever the amount (including facilitation payments, unlike U.S. legislation) the Act creates two new offences of bribing a public official and of failing to prevent bribery. The Act applies to both offences committed in the UK and overseas where the offence is committed by a person with a close connection to the UK.

The U.K. Serious Fraud Office has identified the shipping industry as one of the most high risk industries.

Other Regions

The environmental protection regimes in other relatively high-income countries, such as Canada, resemble those of the United States. The People’s Republic of China introduced its own regime along similar lines in 2010 which, in some instances requires ship operators to re-contract with an approved Chinese Ship Pollution Response organization. To the extent our vessels operate in the territorial waters of such countries or enter their ports, the relevant vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase our costs to operate our fleet. These requirements, however, would apply to the industry as a whole and would also affect our competitors.

A recent development is that the Australian Maritime Safety Authority has issued a notice advising that maximum penalties for pollution offences have increased from 500 to 20,000 penalty units (currently equivalent to A$11 million for a corporation).

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC), or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. The recent UN Climate change Conference resulted in the creation of a second Kyoto protocol commitment period from 2013 and a decision by governments to negotiate a new agreement with legal force including commitments from energy economies for implementation in 2020. Greenhouse gas emissions from international shipping are not expressly excluded from the Kyoto Protocol though are not included in the Annex 1 country’s national targets. The Protocol directs those countries to pursue limitation and reduction measures through the IMO. The reports of the subsequent UNFCCC conferences in Copenhagen and Cancun have not mentioned shipping, though the industry will no doubt have to contribute to the Green Climate Fund agreed at the latter as it has been recognized by the UN and G20 that shipping is a potential major source of funds. The G20 has suggested a contribution as high as US$25 billion per year. The European Union confirmed in April 2007 and in 2009 that it plans to expand the European Union emissions trading scheme (ETS) by adding vessels. The 2009 ETS Directive requires the EU to propose an alternate plan to reduce shipping emissions if agreement is not reached by the IMO by December 2011. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Legislation has been introduced into the U.S. Congress to reduce greenhouse gas emissions in the United States. In addition, EPA’s December 2009 “endangerment finding” regarding greenhouse gases allows the EPA to begin regulating greenhouse gas emissions under existing provisions of the federal Clean Air Act. To date, rules proposed by EPA pursuant to this authority have not involved ocean-going vessels.

In July 2011, parties to MARPOL Annex VI adopted mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments will make the Energy Efficiency Design Index (EEDI) mandatory for new ships and the Ship Energy Efficiency Management Plan (SEEMP) mandatory for all ships. The EEDI details required energy efficiency levels and the SEEMP details a mechanism for improving efficiency. The regulations are expected to enter into force on 1 January 2013 and, with any other climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels, could require us to incur additional compliance costs and make significant financial expenditures we cannot predict with certainty at this time.

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

The EU advance cargo declaration scheme came into force on January 1, 2011 under Regulations 648/2005, 1875/2006 and 312/2009 as part of the Community Customs Code. The system requires freight forwarders, with the carrier’s permission, to declare any intended containerized cargo movements to and from the EU electronically within certain time limits, and the ship operator to give certain notices. Failure to comply may result in penalties being applied in accordance with national legislation.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is mutual indemnity insurance provided by mutual protection and indemnity associations, or P&I Associations, which insure third-party and crew liabilities in connection with shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Its coverage, except for pollution, is unlimited; coverage for pollution is capped at $1.0 billion per vessel per incident.

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

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in Item 4.B. “Information on the Company—Business Overview”. We do not own any real property.

Item 5.	Operating and Financial Review and Prospects

A. Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for us and our Predecessor Group, should be read in conjunction with our consolidated financial statements and the related notes and the financial and other information included elsewhere in this Annual Report. The term consolidated financial statements refers to the consolidated financial statements of Global Ship Lease, Inc. and its subsidiaries.

Overview

We are a containership charter owner, incorporated in the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to container liner companies.

We currently own 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at December 31, 2011 of 7.8 years. All of the vessels are fixed on long-term charters to CMA CGM with an average remaining term of 7.1 years, or 8.3 years on a weighted by capacity basis.

The consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America, which we refer to as U.S. GAAP, and are presented in United States dollars.

This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ materially from those contained in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

We acquired 10 secondhand vessels in December 2007, two newly built vessels in January 2008, three secondhand vessels, one newly built vessel in December 2008 and a further second-hand vessel in August 2009 from CMA CGM. All 17 vessels are chartered to CMA CGM under fixed-rate time charters, with staggered expirations, for initial terms that ranged from five years to 17 years. Each charter commenced on the delivery of the relevant vessel to us.

We have entered into ship management agreements with CMA Ships for the day-to-day technical management of our current fleet of vessels. See Item 4.B. “Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements.

We commenced our business operations in December 2007 with the acquisition of the 10 secondhand vessels from CMA CGM. Our operations as a time charter owner differ significantly from the historical operations of the Predecessor Group upon which the Predecessor Group’s historical carve-out financial information included in the consolidated financial statements is based. In particular, we generate revenues primarily from charter payments made to us by the charterers of our vessels and not from freight rates for transporting cargoes as undertaken by the Predecessor Group. Costs are also different. Our expenses consist mainly of vessel operating expenses including for crewing, provision of lubricating oil and for routine maintenance, as well as insurance costs and general and administrative expenses. We do not bear the cost of bunker fuel or any costs associated with loading, unloading or transporting containers. The Predecessor Group’s costs include vessel operating expenses but also voyage expenses including costs for bunker fuel, stevedoring, provision of containers and inland transportation. We believe that our contracted revenue under the fixed rate time charters that are in place and fixed fee and capped operating costs arrangements will help provide us with a stable cash flow that is sufficient for our present operating requirements.

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

Our financial results will be largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in our fleet and their charter rates;

•	the terms under which we will recharter our vessels once the existing time charters have expired, including the two vessels whose existing charters expire as early as September 2012;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;

•

Our ability to control our expenses, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

•	changes in the market value of our interest rate swap contracts;

•	impairment of our vessels and other non-current assets; and

•	access to, and the pricing and other terms of, our credit facility.

We have entered into long-term fixed rate time charters for all of our vessels. We expect that our base revenue will be largely fixed until (a) any of our charters expire or otherwise terminate when we will need to seek a renewal or recharter, at possibly a significantly different and lower rate depending on market conditions at the time, or (b) we acquire additional vessels. Our shortest time charter agreements expire in December 2012 (plus or minus 90 days at charterer’s option) on two vessels. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

CMA CGM is currently our only customer and charter payments from CMA CGM are our sole source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure our shareholders that CMA CGM will be able to make charter payments to us. The container shipping industry has suffered a recent significant cyclical downturn with a substantial amount of excess ship capacity and many container shipping companies, including CMA CGM, reported substantial losses in 2009. Further, CMA CGM announced in September 2009 that CMA CGM and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that CMA CGM was seeking to reduce and in some cases cancel certain ship deliveries. Positive industry conditions returned in 2010 with most carriers reporting significant improvement in financial performance. In November 2010, CMA CGM announced that final agreement had been reached between its shareholders and Yildirim Group of Turkey which had agreed to invest $500 million in CMA CGM by acquiring five year ORA (convertible) notes giving access to 20% of CMA CGM’s share capital. In January 2011, CMA CGM announced that this investment had been completed. In January 2011, CMA CGM announced that this investment had been completed. Further, in April 2011 CMA CGM placed $475m of dollar-denominated senior notes that mature in 2017 with a coupon of 8.500%, and €325m of 8.875% euro-denominated senior notes that mature in 2019. In August 2011, CMA CGM represented to us that it had substantially completed its financial restructuring. However, the container shipping industry has suffered a further significant cyclical downturn in 2011 and many container shipping companies have reported substantial losses. CMA CGM is discussing with its lenders the rescheduling of certain repayments and the adjustment of certain covenants to take account of the cyclical nature of the container shipping industry.

If CMA CGM is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with CMA CGM were terminated and we were required to recharter at lower rates or if we failed to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Merger

On March 21, 2008, Global Ship Lease entered into a merger agreement with Marathon, GSL Holdings and CMA CGM and thereafter entered into amendments to the merger agreement pursuant to which Marathon merged with and into GSL Holdings, its newly-formed, wholly owned Marshall Islands subsidiary, and then Global Ship Lease merged with and into GSL Holdings, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands. The Merger was consummated on August 14, 2008. Pursuant to the Merger, holders of shares of Marathon common stock

(other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25 which expire in September 2013. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares (which converted into Class A common shares in accordance with their terms on January 1, 2009), 1,000 Series A preferred shares with $48,000,000 of aggregate liquidation preference, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25 which expire in September 2013, and $18,570,135 in cash.

Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires us to make estimates in the application of certain accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information available to us at the time and on various other assumptions we believe are reasonable under the circumstances. The following is a discussion of our and our Predecessor Group’s principal accounting policies, some of which involve a high degree of judgment, and the methods of their application.

For a further description of our material accounting policies, see note 3 to the consolidated financial statements included at Item 18. “Financial Statements”.

Revenue Recognition

Our revenue is generated from long-term time charters for each vessel. The charters are regarded as operating leases and provide for a per vessel fixed daily charter rate. Revenue is recorded as earned. Assuming our vessels are not off-hire, our charter revenues are fixed for the period of the current charters and, accordingly, little judgment is required to be applied to the amount of revenue recognition.

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

Vessels

Vessels represent our most significant tangible assets. Until the Merger, we stated them in our financial statements at their acquisition cost less an amount allocated to dry dock component, less accumulated depreciation and impairment loss, if any. Following the Merger, the vessels were recorded at their fair value as at the date of the Merger less a proportion of the negative goodwill arising on the acquisition, allocated to these vessels, less accumulated depreciation and impairment loss, if any.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the pre-financing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2011 was nil (2010: $525, 2009: $524 and 2008: $1,643). Other borrowing costs are expensed as incurred.

Vessels are depreciated to a residual value, corresponding to the best estimate of their scrap value, using the straight-line method over their estimated useful lives, currently estimated to be 30 years, which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure.

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

Impairment of Long-lived Assets

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” our long-lived assets are reviewed for impairment upon the occurrence of a triggering event which could be, for example, a significant decrease in the market value of vessels, a significant adverse way in which a vessel is being used or in its physical condition, or there is an expectation that the vessel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We perform the impairment test at the individual vessel level pursuant to paragraph 10 of ASC Topic 360.

To determine whether there is an impairment indicator under ASC Topic 360, we compare the sum of the undiscounted future cash flows over the anticipated remaining life for each vessel less estimated operating and dry dock expenses, plus the estimated undiscounted residual value at the end of its life, with its book value in order to determine if the book value of such vessel is recoverable.

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

The most significant assumptions used are:

•

the determination of the possible future new charters, future market values and/or the eventual disposition of each vessel. Estimates are based on current market data and reports, including for the chartering and sale of comparable vessels, prepared by the industry press and by independent shipping analysts and brokers, and assessment by management thereof. For the 15 vessels with charters running beyond 2015, the assumed rates for subsequent charters are based on reversion to average historical levels and range from $16,258 per day for 2,207 TEU vessels to $66,617 per day for our 11,040 TEU vessel. For the two vessels of 4,113 TEU that come off their initial charters in late 2012, charter rates are only assumed to revert to average historical levels from 2016, gradually recovering from currently prevailing rates of around $8,000 per day. The container shipping industry has experienced significant cyclical volatility over its history. We believe that assuming a reversion to historical average charter hire levels, assessed over a period including both cyclical highs and lows, is the most objective approach for forecasting charter rates over an extended time horizon for long lived assets and is thus also the most objective indicator of rates at which our vessels may be re-marketed on conclusion of their initial charters;

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

Whenever the sum of the undiscounted future cash flows for each vessel less operating expenses plus its expected residual value is above its book value, we consider that there is no indication of impairment. Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value is below its book value, we consider that there is a potential impairment and perform a recoverability test, similar to the above but based on discounted cash flows. An impairment loss will be recognized if the book value of the vessel exceeds the sum of the discounted cash flows expected to result from the use and eventual disposition of the vessel.

Due to the effects of the global economic downturn and reduced demand for container shipping services and thus for containerships, combined with continuing delivery of newbuildings, containership values have experienced declines from mid 2008 to end 2011 and into 2012, despite some improvement in market values through 2010.

As of December 31, 2011, we concluded that events occurred and circumstances had changed, which might have triggered the existence of potential impairment of our long-lived assets. These indicators included a deterioration in the spot charter market and a decline in containership values. Accordingly, we performed an impairment test and as of December 31, 2011, we concluded that the undiscounted sum of the future cash flows for each vessel less operating expenses plus its expected residual value exceeded the vessel’s book value and accordingly the recoverability test of the impairment analysis was not required as no individual vessel impairment existed.

As a result of the declines in containership values, the book value of our fleet is likely to be greater than its charter free market value. See Item 3.D. “Key Information—Risk Factors -Vessel values may fluctuate, which may adversely affect our financial condition, and result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels” even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

All of our vessels are currently employed under fixed rate time charters with an average remaining term of 8.3 years (weighted by aggregate TEU capacity), with expirations ranging from September 2012 (for two vessels) at the earliest to March 2026 (one vessel) at the latest. We believe that if we sell vessels with charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

Accounting for vessel purchase options

In November 2010, in relation to the agreements made in September 2008 to purchase two 4,250 TEU vessels from German interests in the fourth quarter of 2010, we entered into agreements that terminated our purchase obligations and provided us with options to acquire these two vessels one year later in December 2011 and January 2012 – See Item 4.B. “Information on the Company – Business Overview”. The total consideration to terminate our previous purchase obligations and secure the options amounted to $29.4 million for the two vessels.

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

The purchase options were to be exercised by September 16, 2011 for one vessel and October 4, 2011 for the other vessel. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels at an attractive price and with financing on favorable terms. As we considered it unlikely that we would be able to obtain committed finance on acceptable terms before the expiry of the options, the intangible assets totaling $13.6 million relating to these options were written off in the second quarter 2011. Both purchase options were allowed to expire.

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

Costs capitalized as part of the drydock include costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. There were six completed drydockings in 2011 for a total cost of $7.8 million with a loss of revenue from offhire of $2.1 million. There were no dry dockings in 2010, two in 2009 for a total cost of $1.7 million and one in 2008 for a total cost of $1.5 million. We expect that seven vessels will complete drydocking in 2012, two in 2013 and 2014 and none in 2015.

Derivative Instruments

In connection with our credit facility and as part of overall risk management, we have entered into interest rate swap agreements to reduce our exposure to cash flow risks from floating interest rates. See Item 11. “Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk” for more information about our interest rate swap agreements. The swaps are not accounted for as hedging instruments as they have not been designated as such and are not effective in mitigating the risks of changes in interest rates under U.S. GAAP. As such swaps are not accounted for as hedging instruments, we recognize them on our balance sheet at fair value with the non-cash changes in the fair value of these derivative instruments (mark to market adjustment) recognized in the statement of income. We will not hold or issue derivative financial instruments for trading or other speculative purposes.

Share based compensation

We have awarded restricted stock units to certain of our employees which vested, based on service conditions only, over a period of time up to three years from the grant date. Outstanding stock awards vest generally when the employee leaves service, provided this is after three years from the grant date. In addition, a portion of the base compensation paid to the directors (20% for 2011 and 2010 and 50% for 2009 and for 2008 (from their appointment)) was in the form of restricted stock units which vest, based on service conditions only, annually in arrears. The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

Recent accounting pronouncements

Management does not believe that there are recently issued, but not yet effective accounting pronouncements, which if currently adopted, would have a material impact on our consolidated financial statements.

Year ended December 31, 2011 Compared to Year ended December 31, 2010

Total operating revenue

Operating revenue reflects income under the fixed rate time charters in effect and was $156.3 million for the year ended December 31, 2011 compared to $158.8 million for the year ended December 31, 2010. The 2% reduction in revenue is due mainly to 95 days offhire associated with six vessels being drydocked in 2011, compared to no drydockings in 2010, and from 11 days unplanned offhire in 2011 compared to three in 2010.

Operating expenses

Total operating expenses totaled $106.3 million for the year ended December 31, 2011 (or 68% of operating revenue) compared to $107.1 million for the year ended December 31, 2010 (or 67% of operating revenue). Excluding $13.6 million impairment charge in 2011 operating expenses were 59% of revenue. Excluding $17.1 million impairment charge in 2010 operating expenses were 57% of revenue.

Operating expenses can be analyzed as follows:

•

Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $45.5 million for 2011 (or 29% of operating revenue) or an average of $7,336 per day compared to $42.1 million for 2010 (or 26% of operating revenue) or an average of $6,780 per day. The increase of $556 per day, or 8.2%, is mostly for increased crew wages, including an adverse effect from exchange rate movements, increased lubricating oil unit costs and for costs associated with drydockings that cannot be capitalized.

•	Depreciation: With a stable fleet, depreciation was $40.1 million for 2011 (or 26% of operating revenue) the same as in 2010 (or 25% of operating revenue).

•	General and Administrative: General and administrative expenses in 2011 were $7.4 million (or 5% of operating revenue) compared to $8.3 million for 2010 (or 5% of operating revenue).

•

Impairment charge: On November 8, 2010, we signed agreements with the sellers of two 4,250 TEU container vessels which terminated our purchase obligations which totaled $154.8 million. Under the agreements, we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel, to the sellers, (ii) made a further cash payment of approximately $6.1 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.5 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option was to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller, which was expected to be in December 2010 for both vessels.

The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and with financing on favorable terms. As we considered it unlikely that we would be able to obtain committed finance on acceptable terms before the expiry of the options on September 16, 2011 for one vessel and October 4, 2011 for the other, intangible assets totaling $13.6 million (or 9% of operating revenue) relating to these options were written off in the second quarter 2011. Both purchase options were allowed to expire.

In 2010, an impairment charge totalling $17.1 million (or 11% of operating revenue) was recognised which was comprised of $15.5 million released deposits, $1.3 million capitalized interest and $0.3 million other predelivery capital expenditure for the newbuildings.

•

Other operating income: Other operating income was $0.3 million in 2011 compared to $0.4 million in 2010. Other operating income related to the time charter business is miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters.

Operating Income

As a consequence of all preceding items, operating income was $49.9 million (or 32% of operating revenue) in 2011 compared to $51.8 million (or 33% of operating revenue) in 2010.

Interest Income

Interest income on cash held by us in 2011 was $0.1 million compared to $0.2 million for 2010.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $20.6 million (or 13% of operating revenue) in 2011. Borrowings under our credit facility together with the preferred shares averaged $562.8 million during the year. Interest expense in 2010 was $23.8 million (or 15% of operating revenue), based on average borrowings including the preferred shares of $615.7 million in the year.

Realized and unrealized gain on derivatives

During 2008, we entered into derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under our credit facility. A total of $580.0 million of anticipated core debt was swapped into fixed rate debt at an average rate of 3.59%. Of the notional amount of $580.0 million, $535.0 million of the swaps were effective by December 31, 2009 and the balance of $45.0 million becoming effective in 2010 consistent with anticipated purchases of further vessels. $253 million of the swap agreements expire in March 2013, $50 million expire in November 2013, $41 million expire in August 2014, $45 million expire in October 2015 with the remaining $191 million expiring in December 2016.

None of the interest rate agreements qualified for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period financial statements as unrealized gains or losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows. Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized non-cash gains or losses.

As U.S. $ LIBOR has remained low, the interest rate derivatives have been “out-of-the-money” and have shown realized losses, based on the difference between prevailing U.S. $ LIBOR and the average fixed rate of 3.59%. In 2011, the realized loss was $19.4 million (or 12% of operating revenue) compared to $16.7 million (or 10% of operating revenue) in 2010.

Taken as a whole, the market experienced a slight downward movement in the U.S. $ LIBOR forward yield curve through 2011 with more substantial downward movements in 2010, and consequently the Company’s interest rate derivatives depreciated in value slightly in 2011 and more significantly in 2010. For the year ended December 31, 2011 the unrealized loss from derivative hedging instruments was $0.8 million (less than 1% of operating revenue) compared to an unrealized loss of 15.3 million in 2010 (or 10% of operating revenue).

Taxes on Income

Taxes on income for 2011 were $0.1 million, the same as in 2010.

Net Income

As a consequence of all preceding items the net income was $9.1 million for 2011 compared to a net loss of $4.0 million for 2010.

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

•

Impairment charge: Under the agreements dated November 8, 2010, in respect of the two 4,250 TEU container vessels, we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel, to the sellers, (ii) made a further cash payment of approximately $6.1 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.5 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option was to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller, which is expected to be in December 2010 for both vessels.

Under U.S. GAAP, an impairment charge totalling $17.1 million (or 11% of operating revenue) was recognised in the quarter ended December 31, 2010 which is comprised of $15.5 million released deposits, $1.3 million capitalized interest and $0.3 million other predelivery capital expenditure for the newbuildings.

•

Other operating income: Other operating income was $0.4 million in 2010 the same as in 2009. Other operating income related to the time charter business is miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters.

Operating Income

As a consequence of all preceding items, operating income was $51.8 million in 2010 compared to $61.7 million in 2009.

Interest Income

Interest income on cash held by us in 2010 was $0.2 million compared to $0.5 million for 2009.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $23.8 million (or 15% of operating revenue) in 2010. Borrowings under our credit facility together with the preferred shares averaged $615.7 million during the year. Interest expense in 2009 was $24.2 million (or 16% of operating revenue), including $2.2 million accelerated write off of deferred financing fees, based on average borrowings including the preferred shares of $608.7 million in the year.

Realized and unrealized gain on derivatives

As U.S. $ LIBOR remained low during 2009 and 2010, the interest rate derivatives were “out-of-the-money” and showed realized losses, based on the difference between prevailing U.S. $ LIBOR and the weighted average fixed rate of 3.59%. In 2010, the realized loss was $16.7 million (or 11% of operating revenue) compared to $13.1 million (or 9% of operating revenue) in 2009.

Taken as a whole, the market experienced downward movements in the U.S. $ LIBOR forward yield curve through 2010 and upward movements through 2009, and consequently the Company’s interest rate derivatives depreciated in value in 2010 having appreciated in 2009. For the year ended December 31, 2010 there was an unrealized loss of 15.3 million (or 10% of operating revenue) in 2010 compared to an unrealized gain in 2009 of $17.9 million (or 12% of operating income).

Taxes on Income

Taxes on income for 2010 were $0.1 million compared to $0.4 million for 2009.

Net Income

As a consequence of all preceding items the net loss was $4.0 million for 2010 compared to net income of $42.4 million for 2009.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including insurance premiums, general and administrative expenses, interest and other financing costs including the settlement of interest rate derivatives. In addition, each of our vessels is subject to a dry dock every five years. The average cost of the six drydockings completed in 2011 was $1.3 million with an average loss of revenue of $0.3 million whilst the relevant vessel was offhire. Seven vessels are scheduled to be drydocked in 2012, two in 2013, two in 2014 and none in 2015. We have included a schedule of the next anticipated drydocking date for each of our vessels in Item 4.B. “Business Overview—Inspection by Classification Societies.”

Further, under the Credit Facility Waiver agreed with our lenders on November 30, 2011, the credit facility will be repaid quarterly commencing December 31, 2011 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter. The next scheduled test of the leverage ratio is November 30, 2012.

Based on our contractual arrangements, we expect that our operating cash flow will be reasonably predictable and stable and will be sufficient, together with retained cash, to fund our day to day working capital requirements, although we can provide no assurances (see Item 3.D. “Key Information – Risk Factors – Risks Related to our Business – We are highly dependent on charter payments from CMA CGM”).

The Credit Facility Waiver provides that we may not declare or pay common dividends until the leverage ratio under the credit facility is no more than 75%. Routine requirements of the business may also limit our ability to pay a dividend.

We have no capital commitments and no undrawn, committed financings. Therefore, we will require new credit facilities and/or other additional capital to effect vessel acquisitions.

Our other longer term liquidity requirements include repaying the remaining principal balance of our credit facility at the final maturity date of August 14, 2016. Further, the $48.0 million Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

In addition to funds generated by the business and retained, we are likely to require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the credit facility.

Year ended December 31, 2011 Compared to Year ended December 31, 2010

For the year ended December 31, 2011 our operating activities were comprised entirely of the chartering out of our vessels under time charters.

Net cash provided by operating activities was $74.9 million in 2011 reflecting mainly net income of $9.1 million, depreciation of $40.1 million, impairment charge $13.6 million, amortization of deferred charges $1.1 million, change in fair value of derivatives $0.9 million, settlement of hedges which do not qualify for hedge accounting $19.4 million, share based compensation $0.6 million less $2.1 million amortization of intangible liability, $7.0 million increase in receivables and $0.8 million increase in payables.

The cash settlement of interest rate derivatives was $19.4 million and $7.7 million was paid for drydockings.

Total repayments of $49.2 million were made in respect of the credit facility during 2011 and $1.0 million was paid in respect of obtaining on November 30, 2011 the waiver of the requirement to perform the leverage ratio test until November 30, 2012.

The net decrease in cash and cash equivalents during 2011 was $2.5 million resulting in closing cash of $25.8 million.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

For the year ended December 31, 2010 our operating activities were comprised entirely of the chartering out our vessels under time charters.

Net cash provided by operating activities was $85.2 million in 2010 reflecting mainly net loss of $4.0 million, depreciation of $40.1 million, impairment charge $17.1 million, amortization of deferred charges $1.1 million, change in fair value of derivatives $15.3 million, settlement of hedges which do not qualify for hedge accounting $16.7 million, share based compensation $1.0 million less $2.1 million amortization of intangible liability.

The cash settlement of interest rate derivatives was $16.7 million, $1.7 million was expended on vessels including supplies for newbuildings, and $13.6 million cash payment was made in connection with converting purchase obligations to buy two vessels from German Interests into options.

Total repayments of $55.4 million were made in respect of the credit facility in 2010.

The net decrease in cash and cash equivalents during 2010 was $2.4 million resulting in closing cash of $28.4 million.

Our Credit Facility

We have a senior secured credit facility with ABN AMRO Bank N.V. (also the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW Ipex GmbH, DnB NOR Bank ASA and Bank of Scotland plc, which we refer to as our credit facility. We drew funds under our credit facility to finance in part the purchase of our vessels from CMA CGM. All of our vessel owning subsidiaries and our service company are borrowers and guarantors jointly and severally guaranteeing our obligations under the credit facility.

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

Due to the possibility that we would exceed the maximum permitted leverage ratio under the credit facility as a result of the declines in market values of our vessels from mid 2008 due to adverse market conditions, our lenders agreed to enter into an Amendment and Restatement Agreement to the Credit Facility, dated August 20, 2009 (the Credit Facility Amendment) whereby, effective as of August 20, 2009, the credit facility effectively became an amortizing term loan of approximately $600 million with an unchanged final maturity date of August 14, 2016. Under the Credit Facility Amendment, prepayments were accelerated and the undrawn portion of the credit facility amounting to approximately $200 million was cancelled. Consequently, there is no undrawn capacity under the credit facility.

Under the Credit Facility Amendment, the maximum 75% leverage ratio would not apply until the leverage ratio was first tested after the expiration of the waiver period which was up to and including November 30, 2010. Consequently the first such test was scheduled to be as of April 30, 2011. Commencing June 30, 2010 the credit facility was repaid quarterly in an amount equal to free cash in excess of $20.0 million determined as at the previous month end subject to a minimum of $40.0 million repayment a year on a rolling 12 month trailing basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments would be fixed at $10.0 million per quarter. In addition, the fixed interest margin to be paid over LIBOR was agreed to be 3.50% during the waiver period.

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

Further, we agreed that we would not declare or pay any dividends to common shareholders during the waiver period or thereafter unless the leverage ratio is 75% or below.

In connection with the Credit Facility Amendment, CMA CGM agreed to defer the redemption of the $48.0 million preferred shares until after the final maturity of the credit facility which remains August 14, 2016.

Leverage Ratio and Credit Facility Waiver

The leverage ratio was tested as at April 30, 2011, when it was 75% or less. Consequently repayments of the credit facility became set at $10.0 million per quarter and the fixed interest margin to be paid over LIBOR reduced to 3.00%,.

In anticipation of the scheduled test of the leverage ratio as at November 30, 2011 when we expected that it would be between 75% and 90% due to declines in market values of our vessels, we agreed the Credit Facility Waiver with our lenders to waive the requirement to perform the leverage ratio test until November 30, 2012. Under the terms of the waiver, the fixed interest margin to be paid over LIBOR increased to 3.50%, prepayments are required to be made quarterly based on cash flow as described above and dividends on common shares cannot be paid.

General Borrowing Terms

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under our credit facility, net of surplus cash held in the retention account, to the aggregate charter-free market value of the vessels securing the credit facility plus the value of any other security held by the lenders. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. If only one such valuation is available at the relevant time, then the result of that valuation will be used to assess the leverage ratio until a second valuation, to be sought monthly, becomes available and the two valuations can be averaged. If no current valuations are available at the relevant time, the leverage ratio will be assumed to be over 100%. Set forth below is the margin that applies for the relevant leverage ratio once the fixed margin period expires.

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

Until undrawn commitments were cancelled pursuant to the Credit Facility Amendment, we paid a commitment fee of 0.50% per annum on the undrawn portion of the credit facility. We are responsible for the duly justified costs properly incurred in connection with the maintenance of the credit facility.

We are permitted to make voluntary early prepayments that can reduce subsequent prepayment obligations. Any amount outstanding under the credit facility at the final maturity date on August 14, 2016 must be repaid in one installment.

See Item 4.B. “Business Overview—Credit Facility” for further details on our credit facility, including a description of the security provided, covenants and events of default.

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

During 2011 $49.2 million of the credit facility was prepaid leaving a remaining balance at December 31, 2011 of $483.6 million of which $46.0 million has been presented as due within one year.

As a result of the cancellation of the undrawn portion of the credit facility, alternate sources of financing are required for future vessel acquisitions (See Item 3.D. “Key Information—Risk Factors”).

Working capital and dividends

Our net cash flows from operating activities corresponds directly with the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship manager an annual management fee of $114,000 per vessel and to reimburse it for operating costs it incurs on our behalf up to a quarterly cap pursuant to the global expense agreement (other than drydocking expenses and insurance premiums which will not be subject to the cap). Charterhire is payable by CMA CGM 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see Item 3.D. “Key Information—Risk Factors – Risks Related to our Business – We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments, and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

The Credit Facility Amendment provides that we may not declare or pay common dividends unless the leverage ratio is no more than 75%. The Credit Facility Amendment provides that the credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio became 75% or less as at April 30, 2011, scheduled repayments were set at $10.0 million per quarter. Under the Credit Facility Waiver, the credit facility is being repaid quarterly from December 31, 2011 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis.

Further, the $48.0 million Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

We estimate that the average cost of the six drydockings completed in 2011 was approximately $1.3 million, with an average loss of revenue of $0.3 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled Item 4.B. “Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include repaying the remaining principal balance of our credit facility at the final maturity date in August 2016. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the credit facility.

C. Research and Development

Not applicable.

D. Trend Information

Container shipping is a cyclical industry, with the demand for container shipping services driven by global trade. Between 1997 and 2007 containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fuelled partly by exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010 demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth is estimated to have been between 7% and 8%.

The period of super-cyclical growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December, 2008 the orderbook was estimated to represent approximately 60% of existing global capacity measured in TEU. The global financial crisis and poor industry conditions have led to a much reduced level of ordering of new vessels and as at March, 2012, the orderbook stood at around 28% of existing capacity.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand. From 2002 through 2011, the average newbuilding price for a theoretical 3,500 TEU containership was around $49 million, with prices ranging between $33 million (third quarter 2002) and $67 million (third quarter 2008). During the same period, secondhand values for a 10 year old vessel of similar size averaged $34 million and ranged between $12 million (mid-2009) and $52 million (second quarter 2005). Meantime, spot market charter rates for such tonnage averaged about $23,150 per day and ranged between $5,450 (late 2009) and $44,000 (first quarter 2005). As at March, 2012 prevailing spot market charter rates were around $6,250 per day, with newbuilding prices at approximately $48 million and second hand values at about $16 million.

Liner operators’ results are also sensitive to the dynamics of supply and demand. Results were adversely affected in 2009, recovered significantly in 2010 and declined again in 2011. In March, 2012 operators implemented a series of General Rate Increases (GRIs) in a number of trades in order to improve financial performance.

The combination of macroeconomic uncertainty, anticipated lower containerized demand growth and consequent excess supply in some vessel size segments is expected to keep vessel values and charter rates under some pressure in the near to medium term.

E. Off-Balance Sheet Arrangements

Except as described under Item 5.F. “Contractual Obligations” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk”, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2011. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations (1)	46.0	80.0	357.6	—	483.6
Interest on long term debt obligations (1)(2)	21.2	32.6	21.7	—	75.6
Net obligation under Interest Rate Swaps (3)	15.3	17.8	11.6	—	44.7
Ship management agreements (4)	0.4	—	—	—	0.4
Mandatorily Redeemable Preferred Shares and related interest (5)	1.5	2.9	10.8	41.6	56.8

	84.3	133.4	1401.8	41.6	661.2

(1)	Under the Credit Facility Waiver, the credit facility is being repaid quarterly until September 30, 2012 in an amount equal to free cash in excess of $20.0 million determined as at the previous month end subject to a minimum of $40.0 million repayment a year on a rolling 12 month trailing basis. Should the leverage ratio become 75% or less at the next test date of November 30, 2012, scheduled repayments will be set at $10.0 million per quarter. The above table is based on a leverage ratio of 75% or less as at November 30, 2012.
(2)	The estimated contractual interest obligation has been calculated using an assumed all in interest rate of 4.5% being estimated LIBOR of 1.0% plus a spread of 3.5% being the margin set by the Credit Facility Waiver, up to November 30, 2012 then reduced to an assumed all in interest rate of 4.0% including a margin of 3.0% on the basis that the leverage ratio becomes 75% or less. The Credit Facility Amendment contemplates a continuation of a spread of 3.5% if the leverage ratio remains over 75%.
(3)	The estimated net obligations under our interest rate swaps have been calculated using a LIBOR of 1.00% and assume that the counterparties do not exercise their options to terminate, as at February 28, 2013 or March 17, 2013, one and two contracts respectively totaling $191.0 million but that these continue to maturity of December 17, 2016.
(4)	Obligations under our ship management agreements include (i) the management fee for two months for the notice period under 16 of our ship management contracts which have been in place for more than three years, and (ii) the management fee for the 239 days remaining until its third anniversary under one ship management contract, each based on an annual management fee of $114,000 per vessel. These obligations do not include any amount for the reimbursement of daily operating costs incurred by the ship manager on our behalf.
(5)	The Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016. The interest obligation has been determined using an all in rate of 3.0% being estimated LIBOR of 1.0% plus the contractual spread of 2.0%.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2011 are listed below:

Name	Age	Position
Michael S. Gross	50	Chairman of the Board
Howard Boyd	67	Director
Angus R. Frew	53	Director
Guy Morel	62	Director
Jeffrey D. Pribor	54	Director
Ian J. Webber	54	Chief Executive Officer
Susan J. Cook	55	Chief Financial Officer
Thomas A. Lister	42	Chief Commercial Officer
Vivek Puri	54	Chief Technical Officer

Michael S. Gross. Mr. Gross has been a director since inception and was appointed Chairman in September 2008. Since December 2010, Mr., Gross has been the Chairman of the board of directors, Chief Executive Officer and President of Solar Senior Capital Ltd. Since December 2007, Mr. Gross has served as the Chairman and Chief Executive Officer of Solar Capital Ltd, a finance company focusing on debt and equity investments in leveraged companies. From July 2006 through approximately the first quarter 2009, Mr. Gross was a partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Mr. Gross was the Chairman, Chief Executive Officer, and Secretary of Marathon Acquisition Corp. from April 2006 to August 2008. Between February 2004 and February 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. (“AIM”), a leading private equity firm which he founded in 1990 and the investment adviser to AIC. From 1990 to February 2006, Mr. Gross was a senior partner at AIM. Mr. Gross currently serves on the boards of directors of Saks Incorporated and Jarden Corporation.

Howard Boyd. Mr. Boyd has been a director since August 2008. In 1996, Mr. Boyd was named chief executive officer of Safmarine, a container liner operator based in Antwerp, which was purchased by AP Moller-Maersk in 1999. Mr. Boyd took a leading role in the takeover and continued as chief executive officer of the separate Safmarine entity until his retirement in 2004. His career with Safmarine began in 1970 when he joined as a tanker accountant. Mr. Boyd held a variety of positions with Safmarine, including financial controller, USA trade executive, chief operating officer of the bulk division and bulk director. He became a member of the Safmarine board of directors in 1988. Mr. Boyd was appointed a consultant to AP Moller-Maersk, continuing as a director of Safmarine, from 2004 to 2008. During this period, he served on the Audit and Remuneration Committees. Mr. Boyd has a Bachelor of Commerce from University of Cape Town and qualified as a South African Chartered Accountant.

Angus R. Frew. Mr. Frew has been a director since August 2008. Mr. Frew has been chief executive of the British Chamber of Shipping since July 2009 and was president and chief executive officer from 2003 until 2008 of GE SeaCo SRL, a joint venture between GE Capital and Sea Containers Ltd and one of the largest global container leasing companies. Mr. Frew was a director of the Institute of International Container Lessors from 2003 until 2008, serving as chairman in 2004, and a director of the Container Owners’ Association from 2007 to early 2008. Mr. Frew was an officer of Sea Containers Ltd from 2003 to 2005 and senior vice president of its container division. From 1990 to 2002, Mr. Frew held senior management positions in the beverages industry with Grand Metropolitan Plc, Diageo Plc and The Seagram Company Ltd. After qualifying as a British Chartered Accountant in 1983, Mr. Frew held senior financial positions in a number of small entrepreneurial businesses in the IT consultancy, design and retail industries. Mr. Frew has an honors degree in chemistry from the University of Durham.

Guy Morel. Mr. Morel has been a director since August 2008. Mr. Morel was the general secretary of InterManager, the International Association of Shipmanagers from 2007 to 2010. From 2005 to 2007, he was a professor of corporate finance and director of development at the International University of Monaco. From 1993 to 2004, he was the president, director and chief operating officer of MC Shipping Inc, a company quoted on the American Stock Exchange, and involved in the ownership and time chartering of containerships and LPG carriers. Between 1979 and 1993, Mr. Morel was one of the founders, a director and a shareholder of V.Ships Inc., a leading ship management group, where he was senior vice president in charge of strategic planning and marketing. Prior to 1979, he was a consultant with Data Resources Inc., an American consulting group involved in econometric modeling and economic forecasting. Mr. Morel holds a Bachelor’s Degree in civil engineering from Ecole Centrale de Paris and an MBA from Harvard Business School.

Jeffrey D. Pribor. Mr. Pribor has been a director since August 2008. Mr. Pribor is currently executive vice president and the chief financial officer of General Maritime Corporation. Prior to that, from 2002 to 2004, Mr. Pribor was managing director and president of DnB NOR Markets, Inc., the U.S. investment banking division of DnB NOR Bank ASA, responsible for mergers and acquisitions, strategic advisory services and U.S. capital market activities for the bank’s shipping, offshore, logistics and energy clients. From 2001 to 2002, Mr. Pribor was managing director and group head of transportation banking at ABN AMRO, Inc. where he was responsible for all commercial and investment banking activities for shipping and other transportation companies in North America. From 1996 to 2001, Mr. Pribor was managing director and sector head of transportation and logistics investment banking for ING Barings. He also worked for over 10 years in the mergers and acquisitions group at Merrill Lynch, and as an attorney in the corporate and banking law practice of Milbank, Tweed, Hadley and McCloy. Mr. Pribor holds a B.A. from Yale University and a J.D. and an M.B.A. from Columbia University.

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

Vivek Puri. In November 2008 Mr. Puri was appointed as our Chief Technical Officer. Prior to joining us, Mr. Puri was Senior Vice President and Chief Technical Officer for British Marine PLC UK. Before that he was Chief Technical Officer at Synergy Marine Cyprus, where he was responsible for the technical and commercial operations of a rapidly growing fleet of containerships. Mr. Puri spent 26 years with the Wallem Group, a global ship management company, where he held several positions including Managing Director of Wallem Ltd UK. Mr. Puri graduated from the Marine Engineering College India in 1978. He is a Chartered engineer, a Chartered marine engineer and a Fellow of the Institute of Marine Engineers and Scientists.

B. Compensation

Employment Agreements and Executive Compensation

Global Ship Lease Services Limited, our wholly owned subsidiary, has entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and Global Ship Lease Services Limited, Mr. Webber serves as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary of £290,000 (£250,000 up to December 31, 2010) and is eligible to receive a bonus payment up to an annual maximum of 60% (50% up to December 31, 2010) of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook serves as our Chief Financial Officer. Pursuant to her employment agreement, Ms. Cook receives an annual salary of £165,000 (£160,000 for 2010) and is eligible to receive a bonus payment up to an annual maximum of 40% (25% up to December 31, 2010) of her salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister serves as our Chief Commercial Officer. Pursuant to his employment agreement, Mr. Lister receives an annual salary of £175,000 (£150,000 for 2010) and is eligible to receive a bonus payment up to an annual maximum of 40% (25% up to December 31, 2010) of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as our Chief Technical Officer. Pursuant to his employment agreement, Mr. Puri receives an annual salary of £130,000 (£,000 for 2010) and is eligible to receive a bonus payment up to an annual maximum of 40% (25% up to December 31, 2010) of his salary at the discretion of Global Ship Lease Services Limited.

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

Stock grants may be issued with or without cash consideration under the Plan. The holder of a stock grant awarded under the Plan shall have the same voting, dividend and other rights as other Class A common shareholders. The Plan administrator may provide a participant who holds stock grants with dividends or dividend equivalents payable in cash, Class A common shares or other property.

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

In August 2008, our board of directors granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the Plan, which were expected to vest over a three-year period. One third of the award vested over 20 business days commencing mid September 2009, one third vested over 20 business days commencing mid September 2010 and one third vested over 20 business days commencing mid September 2011. In November 2008, Mr. Puri was granted 80,000 restricted shares, half of which vested over 20 business days commencing mid September 2009 and half vested over 20 business days commencing mid September 2010. In March 2011, Mr. Puri was granted 15,000 restricted shares which vested over 20 business days commencing mid September 2011. In September 2011, Mr. Webber was granted 55,000 restricted shares, Ms. Cook 34,000 restricted shares, Mr. Lister 34,000 restricted shares and Mr. Puri 27,000 restricted shares, which were expected to vest over a two-year period. One half of the award was expected to vest over 20 business days commencing mid September 2012, and one half over 20 business days commencing mid September 2013. In March 2012, the grants made in September 2011 were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and September 30, 2013 for the other half of the grant. In March 2012, Mr. Webber was granted 27,500 restricted shares, Ms. Cook 17,000 restricted shares, Mr. Lister 17,000 restricted shares and Mr. Puri 13,500 restricted shares, which are expected to vest when the individual leaves employment provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. No further awards have been made.

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

The term of office of the third class of directors, consisting of Mr. Gross, expired at the third annual meeting of stockholders held in August 2011. He was reelected to serve until the Annual Meeting to be held in 2014.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Boyd, Gross and Morel. The nominating and corporate governance committee reports to the board of directors on and is responsible for succession planning and the appointment, development and performance evaluation of the members of our board and senior executives. It also assesses the adequacy and effectiveness of our corporate governance guidelines, reviewing and recommending changes to the board whenever necessary.

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

D. Employees

At December 31, 2011, we had eight employees.

E. Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of March 31, 2012 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all of our common shares shown as beneficially owned, subject to applicable community property laws. As of March 31, 2012, an aggregate of 54,887,820 Class A and Class B common shares were issued and outstanding.

	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Common Shares
Name and Address of Beneficial Owner (1)
Michael S. Gross (2)(3)	13,726,362	23.71%
Jeffrey Pribor (3)	72,909	0.13%
Howard Boyd (3)	47,909	0.09%
Angus R. Frew (3)	47,909	0.09%
Guy Morel (3)	47,909	0.09%
Ian J. Webber (4)	204,800	0.37%
Susan J. Cook (5)	103,600	0.19%
Thomas Lister (6)	103,600	0.19%
Vivek Puri (7)	49,400	0.09%
All directors and executive officers as a group (9 individuals)	14,404,398	24.88%
CMA CGM S.A. (8)	27,544,600	47.47%
DePrince, Race & Zollo, Inc (9)	4,213,007	7.68%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares and 3,007,288 Class A warrants (which are included in the table above). Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. At March 31, 2012 Mr. Gross held 8,746 restricted stock units in relation to his remuneration for 2012 as Chairman of the board of directors which are expected to vest in January 2013 (which are not included in the table above). The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as our Chief Executive Officer. At March 31, 2012, Mr. Webber held 82,500 restricted stock units scheduled to vest after May 31, 2012 which are not included in the table above.
(5)	Ms. Cook serves as our Chief Financial Officer and Secretary. At March 31, 2012, Ms. Cook held 51,000 restricted stock units scheduled to vest after May 31, 2012 which are not included in the table above.
(6)	Mr. Lister serves as our Chief Commercial Officer. At March 31, 2012, Mr. Lister held 51,000 restricted stock units scheduled to vest after May 31, 2012 which are not included in the table above.
(7)	Mr. Puri serves as our Chief Technical Officer. At March 31, 2012, Mr. Puri held 40,500 restricted stock units scheduled to vest after May 31, 2012 which are not included in the table above.
(8)	CMA CGM S.A. is the record holder of 24,412,700 Class A and Class B common shares and 3,131,900 Class A warrants (which are included in the table above). The business address of CMA CGM S.A. is 4, quai d’Arenc, 13235 Marseille Cedex 02, France.
(9)	This information is based on the Schedule 13G filed with the SEC on February 15, 2012

B. Related Party Transactions

See Item 4.B. “Information on the Company — Business Overview” for a discussion of our commercial transactions and agreements with CMA CGM.

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

Please see Item 18. “Financial Statements” below.

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

Dividend Policy

As noted in Item 4.B. “Information on the Company—Business Overview—Our Credit Facility” above, pursuant to the terms of the Credit Facility Amendment, we agreed not to declare or pay any dividends to common shareholders until at least November 30, 2012.

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

In addition to the 47,463,978 Class A common shares outstanding at December 31, 2011, there were 7,405,956 subordinated Class B common shares held by Marathon’s initial stockholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, we can pay quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

Notwithstanding the foregoing, the dividend rights of the holders of Class B common shares continue to be subordinated to those of holders of Class A common shares, absent a prior change in control of us.

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

Our ability to pay dividends may be subject to constraints under or credit facility and limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. See Item 3. “Key Information—Risk Factors” for a discussion of the risks associated with our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be taxable as “qualified dividend income” (subject to a maximum 15% U.S. federal income tax rate through 2012). See Item. 10 “Additional Information—Taxation—Tax Consequences of Holding Class A Shares—U.S. holders—Taxation of dividends paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income” and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by us from constituting qualified dividend income.

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing.

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”.

The following sets forth the high and low closing sales price of our Class A common shares as reported on the NYSE for the periods shown:

Class A Common Shares

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$7.64	$6.33
December 31, 2008	$6.30	$2.34
March 31, 2009	$3.60	$1.84
June 30, 2009	$2.35	$1.75
September 30, 2009	$2.10	$1.19
December 31, 2009	$1.66	$1.05
March 31, 2010	$2.66	$1.45
June 30, 2010	$3.45	$2.00
September 30, 2010	$2.87	$2.25
December 31, 2010	$5.35	$2.65
March 31, 2011	$7.43	$4.94
June 30, 2011	$7.08	$5.33
September 30, 2011	$5.51	$1.95
December 31, 2011	$2.78	$1.65
March 31, 2012	$3.56	$1.60

Item 10.	Additional Information

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

C. Material Contracts

Reference is made to Item 4.B. “Information on the Company—Business Overview” for a description of the time charters, the ship management agreements and the global expense agreement, which are incorporated herein by reference. Reference is made to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of our credit facility, which is incorporated herein by reference. Reference is made to Item 6.B. “Directors, Senior Management and Employees—Compensation” for a description of employment agreements, which is incorporated herein by reference. Reference is made to Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” for a description of the registration rights agreement and the stockholders agreement, which are incorporated herein by reference.

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

In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of stock, or 5% Shareholders, own, in the aggregate, 50% or more of the vote and value of that class of stock. This is referred to as the 5% Override Rule. In performing the analysis, we are entitled to rely on current Schedule 13D and 13G filings with the SEC to identify our 5% Shareholders, without having to make any independent investigation to determine the identity of the 5% Shareholder. In the event the 5% Override Rule is triggered, the Section 883 Regulations provide that the 5% Override Rule will nevertheless not apply if the company can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders”, as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the value of the class of stock for more than half the number of days during the taxable year. Based on information currently available to us on our shareholders, it appears that the 5% Override Rule did not apply for 2009, 2010 or 2011 and will continue to not apply if such shareholders were to retain the our Class A common shares throughout 2012 and we were to satisfy certain substantiation requirements. However, it is possible that our ownership may change such that the 5% Override Rule may apply. The ability to avoid application of the 5% Override Rule will be outside of our control and, as a result, no assurances can be provided that we will satisfy the Publicly Traded Test for any year.

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

Marshall Islands Taxation

Because we do not (and do not expect in the future) that we will conduct business or operations in the Republic of The Marshall Islands, we are not subject to income, capital gains, profits or other taxation under current Marshall Islands law.

Other Taxation

We are subject to taxation in certain non- U.S. jurisdictions because we are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

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

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facility and our $48 million preferred shares. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in Item 5.F. “Operating and Financial Review and Prospects – Contractual Obligations”.

In connection with our credit facility and as part of overall risk management, we have entered into interest rate swap agreements to reduce our exposure to market risks of variable interest rates. The swaps are not accounted for as hedging instruments as for accounting purposes they are not expected to be effective in mitigating the risks of changes in interest rates over the term of the debt and they do not meet all U.S. GAAP requirements. As a result, changes in the fair value of the interest rates swaps (mark to market adjustment) are included in earnings each period. Details of our interest rate swaps are provided in note 9 to our Consolidated financial statements included elsewhere in this Annual Report.

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

Without applying the effect of any interest rate swap arrangements that we have entered into in connection with our credit facility, and based on borrowings under the credit facility together with the preferred shares and ignoring cash on deposit as of December 31, 2011, a hypothetical 1% increase in LIBOR would have the impact of reducing our net income, before income taxes, by approximately $5.3 million.

The interest rate swap agreements that we entered into in connection with the credit facility are intended to minimize the risks associated with our variable rate debt under our credit facility. We expect that these interest rate swaps will significantly reduce the additional cash interest expense that could be caused by upward changes in variable market interest rates.

We have entered into derivatives to swap a notional amount of $580 million of debt from floating rate to fixed rate. $253 million of the derivatives expire in March 2013, $50 million in November 2013, $41 million in August 2014, $45 million in October 2015 and the remaining $191 million in December 2016. The swap counterparties to the derivatives that otherwise expire in December 2016 have a one-time option to cancel the derivatives in February or March 2013. Unless short term interest rates increase significantly before that time, we think it is unlikely that the counterparties will exercise their options to cancel. Due to required prepayment of borrowings, we expect to remain in an over-hedged position.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal controls over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Audit, France, the independent registered public accounting firm that audited our December 31, 2011 consolidated financial statements, as stated in their report which is included herein.

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

During the year ended December 31, 2011 there were no changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting

Item 16.A.	Audit Committee Financial Expert

The Board has determined that director and member of the Audit Committee, Jeffrey D. Pribor, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16.B.	Code of Ethics

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

Item 16.C.	Principal Accountant Fees and Services

Our principal accountant for 2011 and 2010 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

In 2011 and 2010, the fees for services rendered by the auditors were as follows:

	2011	2010
Audit Fees	$351,500	$342,200
Audit-Related Fees	25,900	—
Tax Fees	31,800	88,205

	$409,200	$430,405

Audit Fees

Audit fees represent professional services rendered for the audit of our consolidated annual financial statements, the quarterly reviews and services provided by our principal accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-Related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements or other filings which have not been reported under Audit Fees above.

Tax Fees

Tax fees for 2011 and 2010 are primarily for tax consultation services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee has pre-approved services, subject to a detailed pre-approval policy and procedure established by them and also subject to a limit for all non-audit fees of $100,000 per year.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

Not applicable.

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements; and

•	in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the full board of directors approves such adoption.

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee that consists of four directors, all of whom satisfy NYSE standards for independence.

Item 16.H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Page
GLOBAL SHIP LEASE, INC.
Audited
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as at December 31, 2011 and 2010	F-2
Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	F-5
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2011, 2010 and 2009	F-6
Notes to the Consolidated Financial Statements	F-7

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

2.1	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.1	Agreement and Plan of Merger by and among Marathon Acquisition Corp., GSL Holdings, Inc., Global Ship Lease, Inc. and CMA CGM S.A., dated as of March 21, 2008 (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.2	Amendment, dated as of June 2, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc. (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.3	Second Amendment, dated as of July 3, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., as amended (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

4.4	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.5	Founder Warrant Purchase Agreement, dated as of May 11, 2006, between Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

4.6	First Supplemental Founder Warrant Purchase Agreement, dated March 18, 2008, between the Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 4.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.7	Form Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.8	Form of Transitional Services Agreement between Global Ship Lease Services Limited and CMA CGM S.A. (incorporated by reference to Exhibit A-5 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.9	Amended and Restated Asset Purchase Agreement, dated as of December 5, 2007, among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit 10.7 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.10	Form of Second Amended and Restated Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit A-2 to Exhibit 2.1 of Marathon Acquisition Corp’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.11	Credit Facility, dated as of December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 13, 2007).

Exhibit Number	Description
4.12	Addendum No. 1 to Credit Facility, dated December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.13	Addendum No. 2 to Credit Facility, dated February 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on February 10, 2009).

4.14	Waiver Agreement to Credit Facility, dated April 29, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on May 1, 2009).

4.15	Waiver Agreement to Credit Facility, dated June 26, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on June 29, 2009).

4.16	Waiver Agreement to Credit Facility, dated July 30, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on July 31, 2009).

4.17	Amendment and Restatement Agreement to Credit Facility, dated August 20, 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on August 21, 2009).

4.18	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.19	Form of Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.20	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.21	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.22	Form of Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.23	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 1015 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.24	Form of Global Expense Agreement between CMA Ships and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.25	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

Exhibit Number	Description
4.26	Form of Stockholders Agreement among GSL Holdings, Inc., CMA CGM S.A. and Marathon Founders, LLC (incorporated by reference to Exhibit B to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.27	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.28	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.29	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.30	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.31	Memorandum of Agreement for Hull 789 (incorporated by reference to Exhibit 10.26 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.32	Memorandum of Agreement for Hull 790 (incorporated by reference to Exhibit 10.27 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.33	Agreement in Respect of the Vessel with Builder’s Hull No. YZJ2007-789 dated November 8, 2010 (incorporated by reference to Exhibit III of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 12, 2010.

4.34	Agreement in Respect of the Vessel with Builder’s Hull No. YZJ2007-790 dated November 8, 2010 (incorporated by reference to Exhibit III of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 12, 2010.

8.1	List of Subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

11.1	Code of Ethics (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2011.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/S/ IAN J. WEBBER
Ian J. Webber Chief Executive Officer

Date: April 13, 2012

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

Capacity. The nominal carrying capacity of the ship, measured in TEU.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the ship-owner by a charterer for the use of a ship.

Charter owner. A company that owns containerships and charters out its ships to container shipping companies rather than operating the ships for liner services; also known as ship-owner or lessor.

Charter rate. The rate charged by a Charter owner normally as a daily rate for the use of its containerships by a charterer. Charter rates can be on a time charter or bareboat charter basis.

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

Container shipping company. A shipping company operating liner services using owned or chartered ships with fixed port of call schedules. Also known as a carrier, liner company or an operator.

Drydocking. Placing the ship in a drydock in order to check and repair areas and parts below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Under Classification Society rules, drydockings for containerships are generally required once every three to five years or after an accident resulting in under-water damage.

Freight rate. The amount charged by container shipping companies for transporting cargo, normally as a rate per 20-foot or 40-foot container.

Geared Containerships. Self-sustained containerships, which are able to load and discharge containers with their own onboard cranes and derricks.

Gross tonnage. A unit of measurement of the entire internal cubic capacity of the ship expressed in tons at 100 cubic feet to the ton.

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

Off-hire. The period in which a ship is not available for service under a charter and, accordingly, the charterer generally is not required to pay the hire. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Scrapping. The sale of a ship for conversion into scrap metal.

Ship management. The provision of shore-based ship management services related to crewing, technical and safety management and the compliance with all government, flag state, class certification and international rules and regulations.

Shipper. Someone who prepares goods for shipment or arranges seaborne transportation; essentially a customer of a container shipping company.

Sister ships. Ships of the same class and specification typically built at the same shipyard.

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

Time charter. A charter under which the ship-owner hires out a ship for a specified period of time. The ship-owner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses such as fuel and additional voyage insurance. The ship-owner is paid charterhire, which accrues on a daily basis.

Vessel operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, ship management fees, costs of lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude bunker costs, port expenses, stevedoring costs, agents’ fees, canal dues, extra war risk insurance and commissions, which are included in “voyage expenses.”

Voyage expenses. Expenses incurred due to a ship’s voyage from a loading port to a discharging port, such as bunkers costs, port expenses, stevedoring costs, agents’ fees, canal dues, extra war risk insurance and commissions.

GLOBAL SHIP LEASE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

Global Ship Lease, Inc.

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Global Ship Lease, Inc. and its subsidiaries (“the Company”) at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 (b)(i) to the consolidated financial statements, the Company has entered into significant contracts with CMA CGM, a related party and the sole source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

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

April 13, 2012

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31, 2011	December 31, 2010
Assets

Cash and cash equivalents	$25,814	$28,360
Restricted cash (note 15)	3,027	3,027
Accounts receivable	13,911	7,341
Prepaid expenses	726	712
Other receivables	839	264
Deferred tax	19	265
Deferred financing costs (note 9)	1,168	1,009

Total current assets	45,504	40,978

Vessels in operation (note 4)	890,249	922,498
Other fixed assets	54	10
Intangible assets – vessel purchase options (note 7)	—	13,645
Intangible assets – other (note 7)	92	26
Deferred tax	10	—
Deferred financing costs (note 9)	3,626	3,865

Total non-current assets	894,031	940,044

Total Assets	$939,535	$981,022

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long-term debt (note 11)	$46,000	$44,500
Intangible liability – charter agreements (note 10)	2,119	2,119
Accounts payable	1,286	1,391
Accrued expenses	4,953	5,575
Derivative instruments (note 8)	15,920	17,798

Total current liabilities	70,278	71,383

Long-term debt (note 11)	437,612	488,269
Preferred shares (note 15)	48,000	48,000
Intangible liability – charter agreements (note 10)	20,050	22,169
Derivative instruments (note 8)	29,395	26,637

Total long-term liabilities	535,057	585,075

Total Liabilities	$605,335	$656,458

Commitments and contingencies (note 14)	—	—

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2011	December 31, 2010
Stockholders’ Equity
Class A Common stock - authorized 214,000,000 shares with a $0.01 par value; 47,463,978 shares issued and outstanding (2010 - 47,130,467) (note 15)	$475	$471
Class B Common stock - authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2010 - 7,405,956) (note 15)	74	74

Additional paid in capital	351,856	351,295
Accumulated deficit	(18,205)	(27,276)

Total Stockholders’ Equity	334,200	324,564

Total Liabilities and Stockholders’ Equity	$939,535	$981,022

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Year ended December 31, 2011		Year ended December 31, 2010		Year ended December 31, 2009
Operating Revenues
Time charter revenue		$156,268		$158,837		$148,708

Operating Expenses
Vessel operating expenses		45,517		42,067		41,368
Depreciation (note 4)		40,131		40,051		37,307
General and administrative		7,384		8,253		8,748
Impairment charge (note 6)		13,645		17,082		—
Other operating income (note 12)		(336)		(389)		(432)

Total operating expenses		106,341		107,064		86,991

Operating Income		49,927		51,773		61,717

Non Operating Income (Expense)
Interest income		56		185		519
Interest expense		(20,564)		(23,828)		(24,224)
Realized loss on interest rate derivatives		(19,393)		(16,727)		(13,122)
Unrealized (loss) gain on interest rate derivatives (note 16)		(881)		(15,322)		17,928

Income (Loss) before Income Taxes		9,145		(3,919)		42,818

Income taxes		(74)		(52)		(444)

Net Income (Loss)		$9,071		$(3,971)		$42,374

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (note 19)		47,262,549		46,910,604		46,459,509
Diluted (note 19)		47,448,012		46,910,604		46,754,858

Net Income (Loss) in $ per Class A share
Basic (note 19)		$0.19		$(0.08)		$0.91
Diluted (note 19)		$0.19		$(0.08)		$0.91

Weighted average number of Class B common shares outstanding
Basic and diluted (note 19)		7,405,956		7,405,956		7,405,956

Net Income (Loss) in $ per Class B share
Basic and diluted (note 19)	$	nil	$	nil	$	nil

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Cash Flows from Operating Activities
Net Income (Loss)	$9,071	$(3,971)	$42,374

Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation (note 4)	40,131	40,051	37,307
Impairment charge (note 6)	13,645	17,082	—
Amortization of deferred financing costs (note 9)	1,101	1,106	3,108
Change in fair value of certain derivative instruments (note 16)	881	15,322	(17,928)
Amortization of intangible liability	(2,119)	(2,119)	(1,549)
Settlements of hedges which do not qualify for hedge accounting (note 16)	19,393	16,727	13,121
Share based compensation (note 17)	565	980	2,513
(Increase) decrease in receivables and other assets	(6,952)	1,020	(6,510)
(Decrease) increase in accounts payable and other liabilities	(823)	(992)	2,165
Unrealized foreign exchange (gain) loss	(21)	(15)	17

Net Cash Provided by Operating Activities	74,872	85,191	74,618

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting (note 16)	(19,393)	(16,727)	(13,121)
Cash paid for other fixed assets	(59)	(12)	—
Cash paid for intangible assets	(97)	—	—
Acquisition of vessel purchase options (note 7)	—	(13,645)	—
Cash paid for purchase of vessels, vessel prepayments and vessel deposits	—	(1,670)	(83,639)
Costs relating to drydockings	(7,705)	(164)	(1,706)

Net Cash Used in Investing Activities	(27,254)	(32,218)	(98,466)

Cash Flows from Financing Activities
Proceeds from debt	—	—	57,000
Repayments of debt	(49,157)	(55,423)	(10,908)
Issuance costs of debt	(1,007)	—	(5,426)
Dividend payments (note 15)	—	—	(12,371)

Net Cash (Used in) Provided by Financing Activities	(50,164)	(55,423)	28,295

Net (Decrease) Increase in Cash and Cash Equivalents	(2,546)	(2,450)	4,447

Cash and Cash Equivalents at start of Year	28,360	30,810	26,363

Cash and Cash Equivalents at end of Year	$25,814	$28,360	$30,810

Supplemental Information
Non cash Investing and financing activities

Total interest paid	$19,518	$22,368	$22,092

Total income tax paid	$144	$210	$186

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated (Deficit)	Stockholders’ Equity

Balance at December 31, 2008	53,749,317	$537	$347,810	$(53,308)	$295,039
Class C Shares converted to Class A
Class C	(12,375,000)	(124)	—	—	(124)
Class A	12,375,000	124	—	—	124
Restricted Stock Units (note 17)	—	—	2,513	—	2,513
Class A shares issued (note 15, 17)	336,833	4	(4)	—	—
Net income for the year	—	—	—	42,374	42,374
Dividends declared (note 15)	—	—	—	(12,371)	(12,371)

Balance at December 31, 2009	54,086,150	$541	$350,319	$(23,305)	$327,555
Restricted Stock Units (note 17)	—	—	980	—	980
Class A shares issued (notes 15, 17)	450,273	4	(4)	—	—
Net (loss) for the year	—	—	—	(3,971)	(3,971)

Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564
Restricted Stock Units (note 17)	—	—	565	—	565
Class A shares issued (notes 15, 17)	333,511	4	(4)	—	—
Net income for the year	—	—	—	9,071	9,071

Balance at December 31, 2011	54,869,934	$549	$351,856	$(18,205)	$334,200

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

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

The Company has a business of owning and chartering out containerships under long term time charters. All vessels are time chartered to CMA CGM for remaining terms as at December 31, 2011 ranging from one to 14 years. The following table provides information about the 17 vessels in the fleet chartered to CMA CGM and reflected in these consolidated financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Approximate Remaining Charter Duration (years) (3)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	1.0	$28.500
Ville d’Aquarius	4,113	1996	December 2007	1.0	$28.500
CMA CGM Matisse	2,262	1999	December 2007	5.0	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	5.0	$18.465
Delmas Keta	2,207	2003	December 2007	6.0	$18.465
Julie Delmas	2,207	2002	December 2007	6.0	$18.465
Kumasi	2,207	2002	December 2007	6.0	$18.465
Marie Delmas	2,207	2002	December 2007	6.0	$18.465
CMA CGM La Tour	2,272	2001	December 2007	5.0	$18.465
CMA CGM Manet	2,272	2001	December 2007	5.0	$18.465
CMA CGM Alcazar	5,089	2007	January 2008	9.0	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	9.0	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	14.0	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	11.0	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	11.0	$25.350
CMA CGM America	4,045	2006	December 2008	11.0	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	9.7	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	Purchase dates of vessels related to the Company’s time charter business.
(3)	As at December 31, 2011. Plus or minus 90 days at charterer’s option.

Segment Information

The activity of the Company currently consists solely of the ownership and provision of vessels for container shipping under time charters.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

(i)	Counterparty risk

All of the Company’s vessels are chartered to CMA CGM and payments to the Company under the charters are currently its sole source of operating revenue. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under the charters. The container shipping industry is volatile and is currently experiencing a cyclical downturn and many container shipping companies are reporting losses.

CMA CGM is discussing with its lenders the rescheduling of certain repayments and the adjustment of certain covenants to take account of the cyclical nature of the container shipping industry.

The Company has experienced continued and from time to time, increased delays in receiving charterhire from CMA CGM, where between one and four instalments have been outstanding. Under the charter contracts, charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at December 31, 2011, two periods of charterhire, due on December 1 and December 16, 2011, were outstanding amounting to $13,314. This was received in January 2012. As at close of business on April 12, 2012, the latest practicable date prior to the issuance of these consolidated financial statements, two periods of charterhire, due on March 16 and April 1, 2012, were outstanding amounting to $13,314.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

If CMA CGM is unable to reach agreements with its lenders and ceases doing business or otherwise fails to perform its obligations under the Company’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, should the Company be able to find replacement charters, these would be at significantly lower daily rates and for shorter durations than currently in place. In this situation there would be significant uncertainty about the Company’s ability to continue as a going concern.

(ii)	Credit Facility

A further consequence of the current cyclical downturn is that there have been declines in charter free market values of containerships. Under the terms of the Company’s credit facility, the Leverage Ratio, being the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels which are under charter, cannot exceed 75%. On November 30, 2011, due to the downturn in market values, the Company announced a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. Should charter free market values not improve, a further waiver or other relief may be required in respect of the test as at November 30, 2012.

If relief in respect of the test due as at November 30, 2012 is required and is not obtained and the Leverage Ratio is above 75%, the lenders may declare an event of default and accelerate some or all of the debt or require the Company to provide additional security which would raise substantial doubt about the Company’s ability to continue as a going concern. The Company was compliant with all of its financial covenants at December 30, 2011 and at the date of issuance of these financial statements.

As a result of the waiver, the relevant debt is classified as non-current in the consolidated balance sheet and the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies

(a)	Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and include the financial statements of the Company and its wholly-owned subsidiaries. All inter-company transactions and accounts have been eliminated on consolidation.

The accounting policies have been consistently applied throughout the periods presented.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(d)	Restricted cash

Cash and cash equivalents subject to restrictions are excluded from cash and cash equivalents in the consolidated balance sheet and are presented as restricted cash.

(e)	Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts unless the accounts are subject to legal action, and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed as past-due based on contractual terms. Allowances for doubtful accounts amount to $ nil as of December 31, 2011 (2010: $ nil).

(f)	Vessels

Up to the date of the merger described in note 1, vessels were recorded at their acquisition cost, less an amount allocated to dry dock component, less accumulated depreciation. From the date of the merger, the vessels have been recorded at their fair value at the date of the merger, less a proportion of the negative goodwill arising at the time of the merger allocated to these vessels, less accumulated depreciation and impairment loss, if any.

In connection with the merger, the Company recognised an intangible asset arising from the comparison of the acquisition prices in the asset purchase agreement between the Company as buyer and CMA CGM as seller and the estimated fair values at the merger date of the vessels yet to be purchased. This intangible asset was transferred to the cost of the appropriate vessel on delivery and as all such vessels have now been delivered, no intangible asset remains in respect of these vessels.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2011 was $ nil (2010: $525 and 2009: $523). Other borrowing costs are expensed as incurred.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(f)	Vessels (continued)

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from first delivery from the shipyard.

Prepayments and costs directly related to the future acquisition of vessels are presented in the consolidated balance sheet as vessel deposits.

(g)	Drydocking costs

Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with the required regulatory inspection of the vessel, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next dry docking date.

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

Vessel purchase agreements

In connection with the merger (see note 1), the Company recognised an intangible asset arising from the comparison of the contracted acquisition prices and the estimated fair value at the date of the merger of the vessels to be purchased. This intangible asset was not amortized and was transferred to the cost of each appropriate vessel on its purchase.

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

(i)	Intangible liabilities – charter agreements

In connection with the merger (see note 1), the Company recognised an intangible liability using the market approach wherein the Company’s actual charter rates were compared to market rates at the merger date. These intangible liabilities, recognizing the below market rates as at the date of merger, are amortized as an increase of time charter revenue over the remaining term of the relevant charters.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(j)	Long-lived assets

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

The decline in charter free vessel values referred to in note 2(b)(ii) was seen as an indicator of potential impairment of the carrying value of the Company’s vessels. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed as at September 30, 2011 and a further review as at December 31, 2011. A test of impairment was also undertaken as at December 31, 2010.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years from first delivery from the shipyard. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Based on the assumptions made, the expected undiscounted future cash flows exceed the vessels’ carrying amounts as of September 30, 2011, December 31, 2011 and December 31, 2010 and accordingly no impairment has been recognised.

(k)	Derivative instruments

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

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value are recognized immediately in the Consolidated Statement of Income within “Unrealized (loss) gain on interest rate derivatives”. Cash settlements of interest rate derivative instruments are recognized immediately in the Consolidated Statement of Income within “Realized loss on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash (used in) investing activities”.

The fair value of derivatives is presented on the face of the consolidated balance sheet under the line item “Derivative instruments” and is split into current and non-current portions based on the net cash flows expected within one year.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(m)	Preferred shares

Preferred shares have been included within liabilities in the consolidated balance sheet and preferred share dividends included within interest expense in the consolidated statement of income as their nature is similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares are entitled to receive a dividend equal to 3-month U.S. dollar Libor plus 2% on the original issue price and rank senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

(n)	Classification of long term debt

Long term debt is classified within current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o)	Other comprehensive income (loss)

Other comprehensive income (loss), which is reported in the consolidated statement of equity, consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income (loss).

(p)	Revenue recognition and related operating expense

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

(q)	Foreign currency transactions

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

(r)	Repairs and maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(s)	Insurance

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(t)	Share based compensation

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

(u)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are flagged in Bahamas, Cyprus and Panama and are liable for tax based on the tonnage of the vessel. The cost, which is included within operating expenses, amounted to $124, $130 and $109 for the years ended December 31, 2011, 2010 and 2009, respectively. The Cyprus subsidiaries are liable for income tax payable on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 26% (2010: 28%, 2009: 28%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recording assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2011 a deferred tax asset of $29 (2010: $265) was recognized relating to stock based compensation costs charged to the consolidated statement of income in respect of unvested shares.

The Company recognizes uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the position.

(v)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the consolidated balance sheet in the line item “Dividends payable”.

(w)	Earnings per share

Basic earnings per common share are based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding non-vested restricted stock units. Diluted earnings per common share are calculated by applying the treasury stock method. All outstanding warrants and non-vested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(x)	Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement that amended fair value measurement and disclosure requirements (Topic 820). This amendment does not affect valuation practices used by the Company. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of this pronouncement is not expected to have an effect on the audited consolidated financial statements of the Company other than minor disclosure amendments.

In June 2011, FASB issued an amendment on the presentation and disclosure of comprehensive income (Topic 220). An entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. The pronouncement eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment is effective for annual periods, and interim periods beginning after December 15, 2011. The adoption of this pronouncement is not expected to have an effect on the audited consolidated financial statements of the Company.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2011	December 31, 2010
Cost	$1,012,051	$1,008,330
Accumulated Depreciation	(122,325)	(85,832)
Drydock expenditure – in progress	523	—

Net book value	$890,249	$922,498

Variations in net book value of vessels including drydocking, are presented below:

	December 31, 2011	December 31, 2010
Opening balance	$922,498	$961,708
Additions in the period	7,863	830
Depreciation expense	(40,112)	(40,040)

Closing balance	$890,249	$922,498

There was no interest capitalized during the years ended December 31, 2011 and December 31, 2010 in respect of vessels in operation.

As of December 31, 2011 all 17 vessels were pledged as collateral under the credit facility agreement (see note 11).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Vessel Deposits

	December 31, 2011	December 31, 2010
Opening balance	$—	$16,243
Capitalized interest	—	525
Release of original deposit	—	(15,477)
Impairment of capitalized interest	—	(1,291)

Closing balance	$—	$—

The Company agreed in September 2008 to purchase two 4,250 TEU newbuildings from German interests in the fourth quarter of 2010 for approximately $77,400 each. A deposit of 10% was paid.

On November 8, 2010 the Company signed agreements with the sellers of the vessels which terminated the Company’s purchase obligations and granted the Company purchase options to acquire the vessels one year later (see notes 7 and 14). Under the agreements, the Company released the vessel deposits.

6.	Impairment Charge

Following the agreement of the Company with German interests on November 8, 2010 to terminate the Company’s obligations to purchase the two 4,250 TEU newbuildings, an impairment charge of $17,082 was recognized during the year ended December 31, 2010 which was comprised of $15,477 released deposits, $1,291 capitalized interest and $314 other predelivery capital expenditure for the newbuildings (see notes 5 and 14).

The vessel purchase options (see note 7) with a carrying value at December 31, 2010 of $13,645 were impaired, and subsequently allowed to lapse without being exercised, during the year ended December 31, 2011.

7.	Intangible Assets

	December 31, 2011	December 31, 2010
Opening balance—purchase agreement	$13,671	$—
Addition – vessel purchase options	—	13,645
Impairment – vessel purchase options	(13,645)	—
Addition – software development	61	26
Depreciation – software development	5	—

Closing balance	$92	$13,671

Vessel Purchase Options

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU newbuildings to terminate the purchase obligations under contracts entered into in September 2008 and grant the Company options to purchase the vessels one year later. Intangible assets relating to these purchase options were recognised at the fair value of the purchase options on the date of the agreement.

The purchase options were to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As the Company was unable to obtain committed finance on acceptable terms, the intangible assets relating to these purchase options were impaired during the year ended December 31, 2011 and the purchase options have subsequently lapsed (see notes 6 and 14).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Derivative Instruments

The fair value of derivative financial instruments contracted by the Company is as follows:

	December 31, 2011	December 31, 2010
Fair value of interest rate swap hedging instruments - current and non current portions	$45,315	$44,435

As at December 31, 2011 and December 31, 2010, none of the Company’s derivative instruments qualified for hedge accounting.

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

As of December 31, 2011 the maximum length of time over which the Company has hedged its interest rate exposure is approximately five years (2010: six years).

9.	Deferred Financing Costs

	December 31, 2011	December 31, 2010
Opening balance	$4,874	$5,980
Expenditure in the period	1,021	—
Amortization included within interest expense	(1,101)	(1,106)

Closing balance	$4,794	$4,874

The Company’s borrowing capacity under its credit facility was reduced under amendments agreed on February 10, 2009 and August 20, 2009. A portion of the unamortized deferred financing costs at the date of each amendment was written off, in proportion to the decrease in the borrowing capacity for $176 and $2,015 respectively. These amounts were included within interest expense.

On November, 30, 2011 the Company obtained a waiver until November 30, 2012 from the Leverage Ratio test required under its credit facility (see note 11). The fees and related costs paid ($1,021; 2010: $nil) have been deferred and are amortized over the remaining term of the credit agreement.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

10.	Intangible Liability – Charter Agreements

	December 31, 2011	December 31, 2010
Opening balance	$24,288	$26,407
Amortization in period	(2,119)	(2,119)

Closing balance	$22,169	$24,288

Intangible liabilities relate to management’s estimate of the fair value of below-market charters at the date of the merger (see note 1), on August 14, 2008. The intangible liabilities are being amortized for each vessel over the remaining life of the associated charter. The fair value was estimated by management based on its experience with regard to availability of similar vessels, costs to build new vessels and current market demand. The contracted lease rates were compared to the estimated market lease rates for similar vessels. The intangible liabilities were determined by discounting the difference in the projected lease cash flows using a discount rate of 8.0% and the length of the charter as the relevant time period.

Amortization of the intangible liabilities for the 12 initial vessels began on the date following the merger and for the remaining five vessels delivered to the Company after the merger, amortization commenced upon delivery. These intangible liabilities are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

11.	Long Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate.

Amounts borrowed under the credit facility bear interest at U.S. dollar Libor plus a margin of 2.50%, 3.00% or 3.50% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels), determined at the end of April, May, August and November each year with updated valuations to be obtained for the tests at the end of April and November.

The Leverage Ratio is not permitted to exceed 75%.

Further to an amendment to the credit facility agreed in August 2009, between June 30, 2010 and April 30, 2011, borrowings under the credit facility were repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis, repayments of the credit facility were made in the year ended December 31, 2010 amounting to $51,330. A further repayment of $13,816 was made on March 31, 2011.

At April 30, 2011 the Leverage Ratio was less than 75% and greater than 65%. Accordingly, from that date (i) interest margin paid on borrowings was 3.00% (ii) prepayments of borrowings were fixed at $10,000 per quarter, and (iii) the Company was able to make dividend payments to common shareholders. On this basis, further repayments of $10,000 were made on both June 30, 2011 and September 30, 2011.

Due to the downturn after April 2011 in charter free market values for containerships, on November 30, 2011, the Company obtained a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. Accordingly from November 30, 2011 (i) the interest margin on borrowings reverted to 3.50% (ii) prepayments of borrowings are to be made quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis, and (iii) the Company is unable to make dividend payments to common shareholders. On this basis, a repayment of $15,341 was made on December 30, 2011.

The next Leverage Ratio test is scheduled for November 30, 2012.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long Term Debt (continued)

The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be repaid.

The credit facility is secured by, inter alia, first priority mortgages on each of the Company’s 17 vessels, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long term debt is summarized as follows:

	December 31, 2011	December 31, 2010
Credit facility, at Libor USD + 2.50% to 3.50%	$483,612	$532,769
Less current instalments of long-term debt	(46,000)	(44,500)

	$437,612	$488,269

Based on (i) management’s reasonable estimate of cash flows from January 1, 2012 and (ii) the Leverage Ratio being at or below 75% at the next scheduled test date of November 30, 2012, the estimated repayments in each of the relevant periods are as follows:

Year ending December 31,	December 31, 2010
2012	$46,000
2013	40,000
2014	40,000
2015	40,000
2016	317,612

$483,612

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, the Leverage Ratio may not be at or below 75% as at November 30, 2012 in which case, assuming a continuation of the current waiver, quarterly prepayments will continue to be based on free cash in excess of $20,000 at the measurement dates.

12.	Other operating (income) expense

Other operating (income) expense is summarized as follows:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Sundry shipping income	$(327)	$(350)	$(288)
Other sundry income	(9)	(39)	(144)

	$(336)	$(389)	$(432)

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2011 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2011	December 31, 2010
Current account (below)	$2,597	$1,946

Amounts due to CMA CGM companies presented within liabilities	$2,597	$1,946

Current account (below)	$13,911	$7,341

Amounts due from CMA CGM companies presented within assets	$13,911	$7,341

CMA CGM charters all of the Company’s vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at December 31, 2011 and December 31, 2010 relate to amounts payable to or recoverable from CMA CGM group companies.

The Company has experienced continued and, from time to time, increased delays in receiving charterhire from CMA CGM, where between one and four instalments have been outstanding up to the date of these financial statements. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at December 31, 2011, two periods of charterhire, due on December 1 and December 16, 2011, were outstanding amounting to $13,314. This was received in January 2012. As at close of business on April 12, 2012, the latest practicable date prior to the issuance of these consolidated financial statements, two periods of charterhire, due on March 16 and April 1, 2012, were outstanding amounting to $13,314.

CMA CGM holds all of the Series A preferred shares of the Company. During the year to December 31, 2011, the Company paid CMA CGM dividends on the preferred shares of $1,125 (2010: $1,136, 2009: $2,279 of which $848 related to the year ended December 31, 2008). Dividends on preferred shares are included within interest expense.

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2011 of between one and 14 years (see note 2(a)). All the $1,202,913 future charter hire receivable for the fleet set out in note 14 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreement

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships Limited, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Limited an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the year ended December 31, 2011 amounted to $1,938 (2010: $1,943, 2009: $1,864).

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

14.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into long term charters for its vessels. The charter hire is fixed for the duration of the charter. The charters were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at December 31, 2011 before allowance for any off-hire periods, is as follows:

Year ending December 31,	Fleet as at December 31, 2011
2012	156,502
2013	135,952
2014	135,952
2015	135,952
2016	135,013
Thereafter	503,542

$1,202,913

15.	Share Capital

At December 31, 2011 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until certain financial conditions, mainly relating to the record of dividend payments, have been met when the Class B common shares would convert to Class A common shares on a one-for-one basis. The financial conditions have not yet been met and accordingly the conversion has not taken place.

Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares were converted into Class A common shares on a one-for-one basis.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 17).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016. They are classified as a long-term liability. The dividend that preferred shareholders are entitled to be paid is presented as part of interest expense.

On August 24, 2010, 39,531,348 Public Warrants, which gave the holder the right to purchase one Class A common share at a price of $6, and 5,500,000 Sponsor Warrants, which had similar terms except that the exercise had to be on a cashless basis, expired. There are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

As at December 31, 2011, total proceeds received in 2008 from the exercise of Public Warrants, prior to their expiry, were $3,027 (December 31, 2010: $3,027). Such funds are to be used to redeem the Series A preferred shares, with a minimum redemption instalment of $5,000. As this threshold has not been reached, none of the preferred shares have been redeemed and the funds are classified as restricted cash in the consolidated balance sheet.

On February 10, 2009, the Company announced a fourth quarter 2008 dividend of $0.23 per Class A common share, unit and Class B share which was paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company has entered into interest rate swap agreements to manage the exposure to interest rate variability and details of existing interest rate derivatives are set out in note 8. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows. There were no initial payments on derivatives made in the year ended December 31, 2011 (2010: $nil).

Realized gains or losses from interest rate derivatives are recognized in the consolidated statement of income together with cash settlements. In addition, the interest rate derivatives are “marked to market” at each reporting period end and are recorded at fair values. The unrealized loss on interest rate derivatives for the year ended December 31, 2011 was $881 (2010: $15,322 loss, 2009: $17,928 gain).

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

The Company has determined that the only derivative instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy are its interest rate swap agreements. These are all categorized as Level 2 and at December 31, 2011 there was a liability of $45,316 (2010: $44,435). The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest rates at that date.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

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

Under the plan, the Company has issued the following share based awards:

	Restricted Stock Units
	Number of Units
			Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
	Management	Directors
Un-Vested as at January 1, 2009	860,000	37,671	$5.06	n/a
Vested in January 2009	—	(37,671)	2.80	3.17
Granted on May 18, 2009	—	150,273	1.83	n/a
Vested in September 2009	(195,000)	—	5.72	1.61
Vested in October 2009	(105,000)	—	5.72	1.61

Un-Vested as at December 31, 2009	560,000	150,273	$4.21	n/a
Vested in January 2010	—	(150,273)	1.83	1.46
Granted on March 1, 2010	—	58,511	1.88	n/a
Vested in September 2010	(210,000)	—	4.93	2.67
Vested in October 2010	(90,000)	—	4.93	2.65

Un-Vested as at December 31, 2010	260,000	58,511	$4.23	n/a
Vested in January 2011	—	(58,511)	1.88	5.04
Granted on March 17, 2011	15,000	17,886	6.15	n/a
Vested in September 2011	(206,250)	—	4.84	2.35
Granted on September 2, 2011	150,000	—	3.07	n/a
Vested in October 2011	(68,750)	—	4.84	1.96

Un-Vested as at December 31, 2011	150,000	17,886	$3.40	n/a

The restricted stock units granted to three members of management on August 14, 2008 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting dates were amended and a total of 260,000 vested in September and October 2009, a further 260,000 vested in September and October 2010 and the final tranche of 260,000 vested in September and October 2011.

The restricted stock units granted to one member of management on November 12, 2008 were to vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary. The vesting date of both tranches was amended and a total of 40,000 vested in September and October 2009 and the remaining 40,000 vested in September and October 2010.

The restricted stock units granted to Directors on November 12, 2008, May 18, 2009, March 1, 2010 and March 17, 2011 vested in January 2009, January 2010, January 2011 and January 2012 respectively.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17.	Share-Based Compensation (continued)

Restricted stock units totalling 15,000 were granted to one member of management on March 17, 2011. 11,250 units vested during September 2011 and the balance of 3,750 units vested during October 2011. The restricted stock units granted to four members of management on September 2, 2011 are to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, the grants made in September 2011 were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and September 30, 2013 for the other half of the grant.

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the consolidated statement of income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date, which is discounted for dividends forfeited over the vesting period. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

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

For the grants issued on March 17, 2011, the fair value at the grant date was $6.15, which was the closing price for the common stock on that date. The share value has not been discounted.

For the grants issued on September 2, 2011, the share value at the grant date $3.07, which was the closing price for the common stock on that date. The share value has not been discounted as no dividends were expected to be paid on the common stock at that time.

During the year ended December 31, 2011 the Company recognized a total of $565 (2010: $980, 2009: $2,513) in respect of share based compensation costs. As at December 31, 2011, there was a total of $352 (2010: $255) unrecognized compensation costs relating to the above share based awards. The remaining costs are expected to be recognized over a period of 22 months.

18.	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives 100% of its revenue from CMA CGM which is exposed to the cyclicality of the container shipping industry.

(ii)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2011 to the extent that substantially all of the amounts are deposited with four banks (2010; four banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

19.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the years ended December 31, 2011, December 31, 2010 and December 31, 2009 no dividend was declared on income for those years. The dividends paid in the year ended December 31, 2009 related to 2008 net income. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, any losses would only be allocated to the Class A common shareholders.

On August 24, 2010 39,531,348 Public Warrants exercisable at $6.00 to purchase Class A common shares and 5,500,000 Sponsor Warrants, exercisable on a cashless basis, expired. At December 31, 2011, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 167,886 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2011. As of December 31, 2011 only Class A and B common shares are participating securities.

For the year ended December 31, 2010 the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have an antidilutive effect. For the years ended December 31, 2011 and December 31, 2009, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

19.	Earnings per Share (continued)

(In thousands, except share data)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Class A common shares
Weighted average number of common shares outstanding (B)	47,262,549	46,910,604	46,459,509
Dilutive effect of share-based awards	185,463	—	295,349

Common shares and common share equivalents (H)	47,448,012	46,910,604	46,754,858

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—

Common shares (J)	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income (loss) available to shareholders	$9,071	$(3,971)	$42,374

Available to:
- Class A shareholders for period	$9,071	$(3,971)	$42,374
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro-rata between Class A and B	—	—	—
Net income (loss) available for Common shares (E)	—	—	—
Net income (loss) available for Class A (A)	$9,071	$(3,971)	$42,374
Net income (loss) available for Class B (C)	—	—	—

Basic Earnings per share:
Class A (A/B)	$0.19	$(0.08)	$0.91
Class B (C/D)	—	—	—

Diluted Earnings per Share
Net income (loss) available to shareholders	$9,071	$(3,971)	$42,374

Available to:
- Class A shareholders for period	$9,071	$(3,971)	$42,374
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro rata between Class A and B	—	—	—
Net income (loss) available for Class A (G)	$9,071	$(3,971)	$42,374
Net income (loss) available for Class B (I)	—	—	—

Diluted Earnings per share:
Common shares (K/F)	—	—	—
Class A (G/H)	$0.19	$(0.08)	$0.91
Class B (I/J)	—	—	—

20.	Comparatives

The classification of costs in previous years relating to drydockings in the consolidated statement of cash flows have been reclassified from operating activities to investing activities.

21.	Subsequent events

There are no subsequent events other than those disclosed elsewhere in these consolidated financial statements.