Form 20-F
period 2012-12-31
Global Ship Lease, Inc.
filed 2013-04-12
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

47,481,864 Class A Common Shares, par value of $0.01 per share

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

This selected historical consolidated financial and operating information gives effect to the merger of Global Ship Lease, Inc. and Marathon Acquisition Corp as described further below (“Merger”) as at August 14, 2008 and consequently the selected consolidated financial statements up to December 31, 2012 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2012 (“Successor”), which relate to the period preceding the Merger and the period succeeding the Merger, respectively. Further, we derived all of our revenue in 2012, 2011, 2010 and 2009 and virtually all of our revenue in 2008 from chartering out our vessels under our continuing business of long-term fixed rate time charters. We use the term “Predecessor Group” to mean the container shipping services provided by the 10 secondhand vessels, which we purchased in December 2007, and two newly built vessels, which we purchased in January 2008, in our initial fleet when these vessels were owned and operated by CMA CGM and its subsidiaries rather than to mean any particular entity or entities.

There are significant differences between our business after the acquisition of our initial fleet of 12 vessels in December 2007 and January 2008, when we started our time charter business, and the business of our Predecessor Group when the vessels earned revenue from carrying containerized cargo for customers. Accordingly, the selected historical consolidated financial data up to August 14, 2008 includes for January 2008 the Predecessor Group’s trading activities of the two vessels up to the date of their purchase by us in that month when they earned revenue from carrying cargo for third party customers. The selected historical consolidated financial data up to that date is not indicative of the results we would have achieved had we historically operated solely as an independent ship-owning company earning charterhire or of our future results.

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

The historical selected consolidated financial data as of December 31, 2012, 2011, 2010, 2009 and 2008 and for each of the years then ended (2008 including two distinct reporting periods before and after the Merger) have been derived from our audited consolidated financial statements and have been prepared in accordance with United States generally accepted accounting principles. Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

This selected financial data should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

(in millions of U.S. dollars, except per share data)	2012	2011	2010	2009	August 15 to December 31 2008	January 1 to August 14 2008
	Successor	Successor	Successor	Successor	Successor	Predecessor
Statement of Income
Operating revenues:
Freight revenue (1)	$—	$—	$—	$—	$—	$2.1
Time charter revenue (2)	153.2	156.3	158.8	148.7	39.1	55.9
Operating expenses:
Voyage expenses (3)	—	—	—	—	—	(1.9)
Vessel expenses	(45.6)	(45.5)	(42.1)	(41.4)	(11.9)	(18.1)
Depreciation	(40.3)	(40.1)	(40.1)	(37.3)	(8.7)	(12.2)
General and administrative (4)	(5.8)	(7.4)	(8.3)	(8.7)	(3.7)	(3.8)
Impairment charge (5)	—	(13.6)	(17.1)	—	—	—
Other operating income (expense)	0.3	0.3	0.4	0.4	0.1	(0.1)

Total operating expenses	(91.4)	(106.3)	(107.1)	(87.0)	(24.2)	(36.1)

Operating income	61.8	49.9	51.8	61.7	14.9	21.9
Non operating income (expense)
Interest income	0.1	0.1	0.2	0.5	0.4	0.4
Interest expense	(21.2)	(20.6)	(23.8)	(24.2)	(3.8)	(17.6)
Realized (loss) on interest rate derivatives	(18.4)	(19.4)	(16.7)	(13.1)	(0.4)	(0.3)
Unrealized gain (loss) on interest rate derivatives	9.7	(0.9)	(15.3)	17.9	(54.9)	3.0

Income (loss) before income taxes	32.1	9.1	(3.9)	42.8	(43.9)	7.4
Taxes on income	(0.1)	(0.1)	(0.1)	(0.4)	(0.1)	—

Net income (loss)	$31.9	$9.1	$(4.0)	$42.4	$(44.0)	$7.4

Net income per share in thousand $ per share
Basic and diluted (6)	n.a.	n.a.	n.a.	n.a.	n.a.	74
Weighted average number of common shares outstanding
Basic and diluted	n.a.	n.a.	n.a.	n.a.	n.a.	100
Net income (loss) per Class A common share in $
Basic and diluted (6)	0.67	0.19	(0.08)	0.91	(1.30)	n.a.
Weighted average number of Class A common shares outstanding
Basic in millions	47.5	47.3	46.9	46.5	33.8	n.a.
Diluted in millions	47.6	47.4	46.9	46.8	33.8	n.a.
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil	n.a.
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	7.4	7.4	7.4	n.a.
Statement of cash flow
Net cash from operating activities	$83.7	$74.9	$85.2	$74.6	$14.0	$20.7
Net cash (used in) provided by Investing Activities	(24.3)	(27.3)	(32.2)	(98.4)	37.3	(4.9)
Net cash (used in) provided by Financing Activities	(59.1)	(50.2)	(55.4)	28.3	(25.5)	(1.5)
Balance sheet data (at period end)
Total current assets	44.0	45.5	41.0	44.2	32.9	n.a.
Total vessels	856.4	890.2	922.5	961.7	906.9	n.a.
Total assets	903.7	939.5	981.0	1,027.4	966.6	n.a.
Long-term debt (current and non-current portion)	425.7	483.6	532.8	588.2	542.1	n.a.
Preferred shares	45.0	48.0	48.0	48.0	48.0	—
Stockholders’ equity	366.6	334.2	324.6	327.6	295.0	n.a.
Other data (time charter business)
Number of vessels in operation at period end	17	17	17	17	16	12
Ownership days	6,222	6,205	6,205	5,968	1,717	2,699
Utilization (7)	98.4%	98.3%	100.0%	98.8%	99.8%	98.5%

(1)	This line item reports revenue earned by the Predecessor Group from carrying cargo on the vessels.

(2)	This line item reports revenues earned from our chartering business following the purchase of our vessels commencing December 2007.
(3)	This line item reports the voyage related expenses of carrying cargo by the Predecessor Group.
(4)	Our consolidated financial statements include the general and administrative expenses incurred by our Predecessor Group related to its operations and such costs incurred by us as a wholly owned subsidiary of CMA CGM in the Predecessor period prior to the Merger. Subsequent to the completion of the Merger, we have incurred additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by an independent listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the Predecessor Group and incurred in the Predecessor period do not purport to be indicative of future expenses.
(5)	On November 8, 2010, we signed agreements with the sellers of two 4,250 TEU container vessels which terminated our purchase obligations totaling $154.8 million. Under the agreements we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel (ii) made a further cash payment of approximately $6.2 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.4 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. The purchase options were to be exercised by September 16, 2011 for one vessel and October 4, 2011 for the other vessel. Under U.S. GAAP (i) the estimated fair value of the two purchase options was recorded as an asset in the balance sheet as at December 31, 2010 at $13.6 million (ii) an impairment charge of $17.1 million was recognized in the fourth quarter 2010 which comprised $15.5 million released deposits, $1.3 million capitalized interest and $0.3 million other predelivery capital expenditure for the newbuildings. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels at an attractive price and with financing on favorable terms. As we considered it unlikely that we would be able to obtain committed finance on acceptable terms before the expiry of the options, the intangible assets totaling $13.6 million relating to these options were written off in the second quarter 2011. Both purchase options were allowed to expire.
(6)	The weighted average number of our common shares outstanding as of June 30, 2008 has been used for purposes of computing earnings per share for all periods prior to this date as financial information for 2007 was carved-out from our Predecessor Group.
(7)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days when hire was being earned by the total number of ownership days, with the result expressed as a percentage. Operating days represent the aggregate number of days in the period that the vessels were available and were not off-hire for any reason, including scheduled dry-dockings, breakdowns or repairs. Ownership days represent the number of days in the period that we owned the relevant vessels. These data are non-GAAP statistical measures used by management to assess operating performance and are not included in consolidated financial statements prepared under U.S. GAAP.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

We are highly dependent on charter payments from CMA CGM.

All of our vessels are chartered to CMA CGM. CMA CGM’s payments to us under the charters are currently our sole source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligation under the charters. The container shipping industry suffered a significant cyclical downturn in the second half of 2008 and through 2009, with positive industry conditions returning in 2010. The container shipping industry suffered a further cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012 however, the industry remains under pressure due to oversupply of container ship capacity. CMA CGM announced on February 12, 2013 that it had finalized its financial restructuring launched in 2012 including a new covenant package taking into account the container shipping industry’s volatility. Further, we have experienced continued and, from time to time, increased delays in receiving charterhire payments from CMA CGM, where between one and three installments have been outstanding since January 1, 2012, which under the charter contracts are due to be paid every 15 days in advance.

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

The time charters for two of our 17 containerships will expire as early as May 1, 2013. While we generally expect to be able to obtain new time charters for our vessels within a reasonable period prior to their expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, demand for containerships has been weak with a significant number of vessels idle and charter rates in the spot market are depressed and we may not be able to secure charter rates at the same level as the current time charters. If we are unable to obtain new time charters for these containerships at favorable rates or are unable to secure new charters at all it could have a material adverse effect on our business, results of operations and financial condition.

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

We have a credit facility with ABN AMRO Bank N.V. (also the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW Ipex Bank GmbH, DnB NOR Bank ASA and Bank of Scotland plc until October 2012, when it transferred its exposure to OCM Starfish Debtco S.àr.l. In February 2013, one member of the syndicate novated part of their commitment to FPA Hawkeye-7 Fund, FPA Crescent Fund, FPA Hawkeye Fund and FPA Value Partners Fund.

As of December 31, 2012, outstanding borrowings under the credit facility were $425.7 million. The credit facility contains restrictive financial and other covenants including minimum cash, minimum net worth, minimum EBITDA to debt service, maximum financial net debt to total capital and maximum leverage ratio, which is the ratio of borrowings under the credit facility to the charter-free market value of security posted.

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

The container shipping industry is currently experiencing a significant cyclical downturn. As a consequence, there has been a decline in charter free market values of containerships. In anticipation of the scheduled test of the leverage ratio as at November 30, 2012 when we expected that it would exceed 75%, we agreed on November 9, 2012 with our lenders to waive the requirement to perform the leverage ratio test until December 1, 2014 (the “Credit Facility Waiver”). If charter free market values of containerships continue to be depressed, not-with-standing anticipated further reduction in the amount of debt outstanding due to amortization, we may require another waiver from the leverage ratio test as at December 1, 2014. There is no guarantee that such a waiver will be obtained.

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

Therefore, we may need to seek consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may limit our ability to pay dividends, finance our future operations, make acquisitions or pursue business opportunities. See Item 4.B. “Business Overview — Our Credit Facility” for more information.

The Credit Facility Waiver provides that we may not declare or pay common dividends before December 1, 2014 or until the leverage ratio is no more than 75%, whichever is later.

The Credit Facility Waiver provides that we may not declare or pay common dividends before December 1, 2014 or until the leverage ratio is no more than 75%, whichever is later. As a result, we are currently unable to pay dividends to common shareholders. Additionally, our credit facility provides that we may not pay dividends if there is a continuing default under the facility. We are also prohibited from paying dividends if the payment of the dividend would result in a default and any payments to be made into the retention account are not fully up to date. The charter free market value of our vessels can fluctuate substantially depending on market supply and demand for vessels. Since mid 2008, due to an excess of containership capacity, vessel market values have been substantially depressed. In addition, the market value of our vessels will decrease over time, as vessels generally decrease in value as they age. Consequently, the leverage ratio is volatile and will likely increase over time, which will negatively affect our ability to comply with our leverage ratio covenants. This, in turn, will impact our ability to resume dividend payments in the future.

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

The initial charters, the ship management agreements and the other contractual agreements we have entered into with CMA CGM and its wholly owned subsidiaries were made during an affiliated relationship in the context of a previously contemplated public offering of our Class A common shares in 2007, the Merger in August 2008 and other related transactions. Further, the new charters that came into effect in September 2012, after the Merger, for Ville d’Aquarius and Ville d’Orion were also agreed with CMA CGM, then a significant shareholder and related party. Our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties.

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

We may be unable to make or realize expected benefits from vessel acquisitions, and implementing our growth strategy through acquisitions which may harm our business, financial condition and operating results.

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

International and U.S. accounting standard-setting organizations have proposed the elimination of allowing operating leases to not be recorded on the balance sheet. The proposals are still under discussion and a further draft of the accounting standard is expected to be issued during the first half of 2013. The date for implementation is now unlikely to be before 2016. If the proposals are adopted as currently proposed, they would have the effect of bringing most off-balance sheet operating leases, including time charters, onto a lessee’s balance sheet as liabilities. This proposed change could affect charterers by causing them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

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

We have a limited operating history. The historical consolidated financial statements reflect our results as a vessel owner under our fixed-rate long-term charters, ship management agreements and our financing arrangements only from the date of the individual transfer to us of the relevant vessels in December 2007 and January 2008. Further, our capital and legal structure changed significantly as a result of the Merger in August 2008, including our becoming listed on the New York Stock Exchange. Consequently, historical financial information prior to August 15, 2008 is not a meaningful representation of our future results of operations.

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

We generate all of our revenues in United States dollars and some of our expenses are denominated in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged any of this exposure and our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. Future declines in the United States dollar versus the Euro could have a material effect on our operating expenses and net income.

We must make substantial expenditures to maintain our fleet and to acquire vessels, which may reduce or eliminate the amount of cash for dividends to our stockholders.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these maintenance expenditures from operating cashflow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. Significant expenditures, including to maintain our fleet, may reduce or eliminate the amount of cash available for distribution to our stockholders.

As our fleet ages, we may incur increased operating costs, which would adversely affect our earnings.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications, or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives. Our current fleet of 17 vessels as of December 31, 2012 had an average age weighted by capacity of 8.8 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 17 containerships as of December 31, 2012, had an average age weighted by capacity of 8.8 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any reserves set aside for vessel replacement will not be available for dividends.

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

The credit facility prohibits us from declaring or paying any common dividend unless the leverage ratio is no more than 75%. The Credit Facility Waiver waives the requirement to perform the leverage ratio test until December 1, 2014 and also prohibits the payment of any common dividend during the waiver period. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors.

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

We have entered into six interest rate derivatives to swap a total notional amount of $327.0 million of debt from a floating rate based on LIBOR to a fixed rate. The swaps expire between November 2013 and December 2016. We are therefore locked into a fixed base borrowing rate, before margin, averaging 3.74% on a weighted basis on a nominal amount of $327.0 million of debt. Total floating rate debt at December 31, 2012 was $470.7 million. Whilst we have limited the volatility in our cash interest cost, other than for changes in the applicable margin, we are unable to fully benefit from falling LIBOR rates.

As part of our risk management strategy and in order to avoid volatility in our cash interest expense as well as meet the requirement of the credit facility to fix the interest rate on at least 50% of drawn debt, we entered into interest rate derivatives to swap a notional amount of $580 million of floating rate debt based on LIBOR into fixed rate debt averaging 3.59% on a weighted basis. In March 2013, $253 million of the cover expired leaving $327 million of interest rate swaps outstanding at a weighted average rate of 3.74%. We are therefore unable to fully benefit from falling LIBOR rates.

Depending on fluctuations in LIBOR, our interest rate swap agreements and their accounting treatment in our financial statements could result in volatility in our reported net income.

We have entered into certain financial instrument contracts to hedge our exposure to interest rate fluctuations. These derivative instruments are recorded in our consolidated balance sheet under U.S. GAAP at market value, as none of the derivatives qualify for hedge accounting, with changes in the value being recognized directly in our consolidated statement of income. As an example of the potential volatility, during the year ended December 31, 2009, the relative LIBOR forward interest rate curve experienced upward movement which significantly impacted the market value of our financial instruments, resulting in a non-cash gain of $17.9 million. However, for the year ended December 31, 2010, due to reverses in the forward interest rate curve, we recorded a non-cash loss of $15.3 million. For the year ended December 31, 2011, we recorded a non-cash loss of $0.9 million. For the year ended December 31, 2012, we recorded a non-cash gain of $ 9.7 million. As of December 31, 2012 the derivatives represented a liability of $35.6 million. Future interest rate volatility may expose our net income to significant variations.

Risks Relating to Our Industry

Our growth and long term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile. It has recently experienced a severe cyclical downturn from mid 2008 through 2009, favorable conditions in 2010 and a further severe downturn in 2011 with over supply of capacity continuing through 2012.

The container shipping industry is cyclical, showing significant volatility in vessel values, freight rates, charter rates and financial performance. For example, containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the global economic crisis began to affect global container trade, driving charter rates to 10 year lows. In 2010, due to improved economic conditions and increased demand for container shipping services, containership charter rates improved significantly although they remain generally below long term averages. In 2011 and 2012, due to poor economic conditions and an excess of containership capacity, charter rates again fell.

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

Our ability to recharter our containerships upon the expiration or termination of their current charters, which will be as early as May 1, 2013 for two vessels, and the charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy emerged in 2008 and continued into 2009, although there was some improvement in 2010, 2011 and 2012, the global economy remains fragile. The global economy is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Cyprus, Greece, Ireland and Portugal, have significantly weakened the Euro zone, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

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

The United States and other parts of the world, including the Euro zone, have exhibited very weak economic trends since 2008. The credit markets in the United States and elsewhere have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state and other governments have implemented and are also considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. SEC, other regulators, self regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets have been exceedingly distressed and volatile. The sovereign debt crisis in countries such as Cyprus and Greece, for example, and concerns over debt levels of certain other European Union member states and other countries around the world, as well as concerns about some international banks, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues.

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

Containership values can fluctuate substantially over time. Containership values decreased significantly in 2008 and 2009 and have remained at depressed levels through 2012 and remain generally below long term averages. A number of factors may contribute to a decrease in the market value of containerships, including:

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

While the size of the containership orderbook has declined over the last three years, the containership newbuilding orderbook as at March, 2013 represented approximately 21% of the total on the water fleet capacity. Further containerships are likely to be ordered. Delivery of newly built containerships will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new containerships built in future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our stockholders.

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

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and in countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which amended the Iran Sanctions Act of 1996. Among other things, CISADA introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits U.S. persons from engaging in transactions or dealings with foreign individuals or entities that (1) have violated, attempted to violate, conspired to violate or caused a violation of any sanctions in effect against Iran or Syria, (2) facilitated any deceptive transactions for or on behalf of any person subject to U.S. sanctions concerning Iran or Syria, or (3) are owned or controlled by, or are acting on behalf of, any such person or entity subject to sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be evading foreign sanctions under Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which expanded the range of Iran-related activities that expose third parties to sanctions created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

To the best of our knowledge, none of our vessels have called at ports in Iran, Syria, Sudan or Cuba during 2012, nor have we provided any services or products to Iran, Syria, Sudan and Cuba, or entered into any agreements, commercial arrangements or had any contact with the governments of, or entities controlled by the governments of, the aforementioned countries, during this time period. Additionally, to the best of our knowledge, we have not during 2012 directly provided any services or products to Iran, or entered into any agreements, commercial arrangements or had any contact with the government of, or entities controlled by the government of Iran.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. See Item 4.B. “Business Overview — Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, Lloyd’s Register and Germanischer Lloyd, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

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

Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial stockholders and, under certain circumstances, CMA CGM can demand that we register the resale of their holdings of our common shares at any time. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common shares.

The Class A Warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and would result in dilution to our shareholders.

There are 6,188,088 Class A warrants with an exercise price of $9.25 expiring September 1, 2013. These are owned by CMA CGM and Mr. Gross and other initial stockholders of Marathon. These warrants would likely only be exercised if the $9.25 per share exercise price is below the market price of the Class A common shares. To the extent they are exercised, additional Class A common shares will be issued, which will result in dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

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

There are factual circumstances, such as the composition of our shareholder base, beyond our control that could cause us not to have the benefit of the exemption provided by Section 883 of the Code and thereby be subject to the 4% tax described above. Based on information that we have as to our shareholders and other matters, we expect to qualify for Section 883 exemption for 2012. Because the availability of the Section 883 exemption depends on matters over which we have no control, however, we can give no assurances that we will or will continue to qualify for the Section 883 exemption. See Item 10.E. “Additional Information—Taxation—Taxation of Global Ship Lease—The Section 883 exemption.”

We could be taxed as a U.S. corporation.

Section 7874 of the Code provides that a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation. Although we believe that this rule should not apply to us in the context of the Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and therefore there can be no assurance that the Internal Revenue Service (the “IRS”) would not seek to challenge such position, or that such a challenge would not be successful. If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax, with the highest statutory rate currently being 35%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations. See Item 10.E. “Additional Information — Taxation — Taxation of Global Ship Lease — Possibility of taxation as a U.S. corporation” for a more comprehensive discussion of the tax consequences of us being taxed as a U.S. corporation.

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

Further, in a case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income, and the terms of the time charter in that case differ in material respects from the terms of our time charters. No assurance can be given that the IRS or a court of law would accept our position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

If the IRS were to determine that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Distributions paid by us with respect to our shares will not constitute qualified dividend income if we were a PFIC in the year we pay a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, our United States shareholders (other than shareholders who have made a “qualified electing fund” or “mark-to-market” election) will be subject to special rules relating to the taxation of “excess distributions”—with excess distributions being defined to include certain distributions we may make on our Class A common shares as well as gain recognized by a U.S. holder on a disposition of our Class A common shares. In general, the amount of any “excess distribution” will be allocated ratably to each day of the U.S. holder’s holding period for our Class A common shares. The amount allocated to the current year and any taxable year prior to the first taxable year for which we were a PFIC will be included in the U.S. holder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which we were a PFIC, the tax imposed for the current year will be increased by the “deferred tax amount,” which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See Item 10.E. “Additional Information—Taxation—Tax Consequences of Holding Class A Common Shares Consequences of possible passive foreign investment company classification” for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if we were treated as a PFIC (including those applicable to United States shareholders who make a qualified electing fund or mark-to-market election).

We may be subject to taxation on all or part of our income in the United Kingdom, which could have a material adverse effect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 26% for the year ended March 31, 2012, 24% for the year ended March 31, 2013, 23% for the year ending March 31, 2014 and 21% for the year ending March 31, 2015 and 20% thereafter. We are strategically managed and controlled from outside the United Kingdom and restrict our activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

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

We were formed in 2007 to purchase and charter back containerships then owned or to be purchased by CMA CGM. Pursuant to an asset purchase agreement dated December 5, 2007 with CMA CGM and certain of its vessel-owning subsidiaries, we acquired from CMA CGM our current fleet of 17 containerships between December 2007 and August 2009. All of the vessels were time chartered to CMA CGM for initial terms between five and 17 years. Two of the initial charters expired in September 2012 and were renewed with CMA CGM as charterer for approximately eight months, with earliest expiry date May 1, 2013. The weighted average remaining term was 7.4 years at December 31, 2012 and average age weighted by TEU capacity was 8.8 years. Our management team undertakes all management of our fleet and supervises the day-to-day ship management of our vessels which is currently provided by CMA Ships, a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements, with an agreement to cap the reimbursement by us of expenses incurred on our behalf providing us with a predictable cost structure.

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

Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, 1,000 Series A preferred shares, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25, and $18,570,135 in cash. The rights of holders of Class B common shares are identical to those of holders of Class A common shares subject to meeting certain tests, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to the fourth quarter of 2008 and their dividend rights were subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The Class B common shares remain subordinated. The Class C common shares automatically converted into Class A common shares on a one-for-one basis on January 1, 2009. Pursuant to the Merger, CMA CGM holds approximately 45% of our outstanding common shares. See Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders.”

Our Class A common shares are listed on the NYSE under the symbol “GSL”.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is 44 (0) 20 7869 8006.

B. Business Overview

Our Fleet

Our fleet, as of December 31, 2012, consisted of 17 containerships with an aggregate capacity of 66,349 TEU and a weighted average age of approximately 8.8 years and a non-weighted average age of 9.9 years.

The table below provides information about our current fleet. Each vessel is on charter to CMA CGM:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion	4,113	1997	Dec 2007	0.4	May 1, 2013	9,962
Ville d’Aquarius	4,113	1996	Dec 2007	0.4	May 1, 2013	9,962
CMA CGM Matisse	2,262	1999	Dec 2007	4.0	Sept 21, 2016	18,465
CMA CGM Utrillo	2,262	1999	Dec 2007	4.0	Sept 11, 2016	18,465
Delmas Keta	2,207	2003	Dec 2007	5.0	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	5.0	Sept 11, 2017	18,465
Kumasi	2,207	2002	Dec 2007	5.0	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	Dec 2007	5.0	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	Dec 2007	4.0	Sept 20, 2016	18,465
CMA CGM Manet	2,272	2001	Dec 2007	4.0	Sept 7, 2016	18,465
CMA CGM Alcazar	5,089	2007	Jan 2008	8.0	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	8.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	13.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	10.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	10.0	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	10.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2011	Aug 2009	8.8	May 28, 2021	34,000

(1)	Twenty-foot Equivalent Units.
(2)	As at December 31, 2012. Plus or minus 90 days (22 days for Ville d’Orion & Ville d’Aquarius) at charterer’s option.

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

Initial Term

Each of the vessels in our current fleet is subject to a time charter with CMA CGM. We have separate subsidiaries to own each vessel in our fleet. We guarantee the obligations of each of our subsidiaries under the charters. Each of our initial charters commenced on each vessel’s delivery. Due to different delivery dates and durations, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to rechartering risk upon expiration of our initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters had initial terms of five to 17 years (plus or minus 90 days at charterer’s option).

New charters

The initial charters for two of our vessels, Ville d’Aquarius and Ville d’Orion expired in September 2012 and were renewed with CMA CGM until May 23, 2013 plus or minus 22 days at charterer’s option. Including these new charters, our fleet had a weighted average charter period of 7.4 years remaining at December 31, 2012.

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

Credit Facility

We have a senior secured credit facility with ABN AMRO Bank N.V. (also the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW Ipex Bank GmbH, DnB NOR Bank ASA and Bank of Scotland plc until October 2012, when it transferred its exposure to OCM Starfish Debtco S.àr.l. Further, in February 2013, one member of the syndicate novated part of their commitment to FPA Hawkeye-7 Fund, FPA Crescent Fund, FPA Hawkeye Fund and FPA Value Partners Fund. which we refer to as our credit facility. We drew funds under our credit facility to finance in part the purchase of our vessels from CMA CGM. All of our subsidiaries are included as borrowers and guarantors jointly and severally guaranteeing our obligations under the credit facility.

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

Leverage Ratio and Credit Facility Waivers

The leverage ratio was tested as at April 30, 2011, when it was 75% or less. Consequently repayments of the credit facility became set at $10.0 million per quarter and the fixed interest margin to be paid over LIBOR reduced to 3.00%.

In anticipation of the scheduled test of the leverage ratio as at November 30, 2011 when we expected that it would be between 75% and 90%, due to declines in market values of our vessels, we agreed with our lenders to waive the requirement to perform the leverage ratio test until November 30, 2012. Under the terms of the waiver, the fixed interest margin to be paid over LIBOR increased to 3.50%, prepayments are required to be made quarterly based on cash flow as described above and dividends on common shares cannot be paid. We expected that the leverage ratio, if tested at November 30, 2012, would exceed 75% due to continuing depressed market conditions and accordingly, on November 9, 2012, we agreed a further Credit Facility Waiver with our lenders to waive the requirement to perform the leverage ratio test until December 1, 2014. Under the terms of the further waiver, the fixed interest margin to be paid over LIBOR increased to 3.75%, prepayments are required to be made quarterly based on cash flow as described above and dividends on common shares cannot be paid.

General Borrowing Terms

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under our credit facility, net of surplus cash held in the retention account, to the aggregate charter-free market value of the vessels securing the credit facility plus the value of any other security held by the lenders. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. If only one such valuation is available at the relevant time, then the result of that valuation will be used to assess the leverage ratio until a second valuation, to be sought monthly, becomes available and the two valuations can be averaged. If no current valuations are available at the relevant time, the leverage ratio will be assumed to be over 100%. Set forth below is the margin that applies for the relevant leverage ratio once the fixed margin period inherent in the Credit Facility Waiver expires.

Leverage Ratio	Margin
Up to 65%	2.50%
Greater than 65% up to 75%	3.00%
Greater than 75%	3.50%

During the continuance of any principal or interest default, the margin on the overdue amounts increases by 2% per annum. Pursuant to the terms of the credit facility, we must hedge at least 50% of the amounts outstanding under the credit facility. Prior to the Merger, we entered into interest rate derivatives to swap the majority of the amounts anticipated to be outstanding under the credit facility from floating rate to fixed rate.

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

The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking, taking into account the two drydockings completed so far in 2013:

Vessel Name	Classification Society	Drydocking Month*
Ville d’Orion	Bureau Veritas	January 2017
Ville d’Aquarius	Bureau Veritas	December 2016
CMA CGM Matisse	Bureau Veritas	November 2014
CMA CGM Utrillo	Bureau Veritas	December 2014
Delmas Keta	Bureau Veritas	March 2018
Julie Delmas	Bureau Veritas	November 2017
Marie Delmas	Bureau Veritas	March 2017
CMA CGM La Tour	Bureau Veritas	June 2016
CMA CGM Manet	Bureau Veritas	October 2016
Kumasi	Bureau Veritas	March 2017
CMA CGM Alcazar	Bureau Veritas	November 2017
CMA CGM Château d’If	Bureau Veritas	December 2017
CMA CGM Thalassa	Bureau Veritas	December 2013
CMA CGM Jamaica	Germanischer Lloyd	September 2016
CMA CGM Sambhar	Lloyd’s Register	July 2016
CMA CGM America	Lloyd’s Register	September 2016
CMA CGM Berlioz	Bureau Veritas	June 2016

*	Expected month of drydocking assume that the vessels qualify for in-water inspections at the intermediate survey.

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

International Maritime Organization

Our vessels are subject to standards imposed by the International Maritime Organization, or IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has negotiated various international conventions and implemented regulations that address oil discharges, ballasting and unloading operations, sewage, garbage and air emissions, and impose liability for pollution in international waters and a signatory’s territorial waters.

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by regulations MARPOL Annex II. Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulphur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for the creation of Emission Control Areas, or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area (the latter to enter into effect on January 1, 2014). Additional geographical areas may be designated as ECAs in the future. Annex VI calls for incremental reductions in sulphur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), with the global sulphur cap reduced initially to

3.50% (from 4.50%), effective from January 1, 2012; then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018. Annex VI also calls for the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit for engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit for engines installed on or after 2016 operating in nitrogen oxide ECAs.

We have registered the vessels in our fleet in flag states that have ratified Annex VI, which require that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates, for the vessels in our fleet, from those flag states. As of December 31, 2012, all of the vessels in the fleet had IAPP Certificates.

These and similar requirements could require modifications to our vessels to achieve compliance. We are evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

The operation of our vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires ship-owners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to assess all identified risks, adopt a safety and environmental protection policy achieving the ISM Code objectives; adopt instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities with the provision of the ISM Code and corrective action; procedures to prepare guidelines and respond to emergency situation; and procedures for regular internal audits and management reviews including evaluating effectiveness. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2012, each of the vessels in our fleet, and the entities managing them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for the installation of ballast water treatment systems on newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first intermediate or renewal survey after January 1, 2016. The BWM Convention will not enter into force, on a retroactive basis, until 12 months after it has been adopted by 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has been ratified by 36 states but those states constitute only 29.07% of gross tonnage and therefore the Convention has not yet come into force. See “Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

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

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organo-tins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance. As of December 31, 2012 each of our vessels was in possession of a Statement of Compliance issued by the Classification Society.

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

International Labor Organisation

The UN specialized agency, the International Labour Organisation (ILO) announced in autumn last year that the Maritime Labour Convention, 2006 (MLC 2006) will come into force on August 20, 2013 following ratification by 30 nations representing 33% of the world’s shipping gross tonnage. MLC 2006 establishes minimum requirements for seafarer’s employment conditions such as hours of work and rest, training/certification, health protection, medical care/certification, welfare and social security protection, as well as, for new ships, accommodation and recreational facilities. Each ship is required to obtain proof of compliance in the form of a Maritime Labour Certificate from the flag state and by preparing a Declaration of Maritime Labour Compliance, which should minimize compliance inspections. We expect that the conditions of seafarers on board our vessels will be compliant.

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

Ballast Water Management

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into United States ports through ballast water taken on by ships in foreign ports. Under NISA, the Coast Guard required mandatory ballast water management practices for all vessels equipped with ballast water tanks bound for United States ports or entering United States waters and requires vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel.

The US Coast Guard Final Rule, Standard for Living Organisms in Ships’ Ballast Water Discharged in US Waters (superseding the previous) came into effect on June 21, 2012 and sets out allowable organism concentrations consistent with the IMO BWM Convention. The Final Rule also set outs general non-indigenous species reduction practices including hull, tank and pipe cleaning. The Final Rule introduces a requirement for a Ballast Water Management System (BWMS) for vessels with a ballast water capacity between 1500 and 5000 cubic meters by January 1, 2014 and for those with smaller or larger capacity by January 1, 2016. All of vessels have ballast water capacities in excess of 5,000 cubic meters. Before then as alternatives, ballast water may be exchanged 200 nautical miles from any shore or an Alternative Management System may be installed that is approved by a foreign administration under the BWM Convention, meets a minimum effective determination by the Coast Guard and received full approval within five years of the compliance date for the vessel. The BWMS must meet stringent maximum allowable organism concentrations depending on their size and hazard to health, as well as other design criteria. BWM records must be retained on board for two years and information notified at least 24 hours prior to arrival.

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters without a permit and imposes strict liability in the form of penalties for any unauthorized discharges. Current Environmental Protection Agency, or EPA, regulations exempt ships in United States’ navigable waters from the requirement to obtain CWA permits for discharges of ballast water and other substances incidental to the normal operation of vessels. However, a United States District Court ruled in 2006 that EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the CWA, invalidating the blanket exemption in EPA regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels were required to comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations. The new 2013 VGP will replace the 2008 VGP on 19 December 2013 and provides for more stringent numerical ballast water discharge limits for most vessels, more stringent effluent limits for oil to sea interfaces and for exhaust gas scrubber wash water and an annual report in place of the current one-time report.

There remains a patchwork of partly inconsistent ballast water management and hull cleaning regulations across the various U.S. states, some containing requirements more stringent than IMO, such as California, which requires vessels exceeding 300gt operating in its waters to perform, record and report regular hull cleaning and limits the number of living organisms of different categories that may be discharged.

Changes in ballast water management rules and regulations, either in the United States or internationally (See “International Maritime Organization” above), could increase the cost of compliance for ocean carriers, including requiring installation of equipment of ballast water treatment systems on vessels at substantial cost.

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. In December 2009, the EPA issued more stringent emission standards for new Category 3 marine engines. The standards are consistent with the amendments to Annex VI of MARPOL discussed above. Certain emission standards took effect early as 2011. We may incur costs to install equipment in these vessels to comply.

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

European Union

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety and set out criminal penalties which are being progressively incorporated into domestic legislation. For instance, the EU has adopted directives (1999/35/EC & 2009/16/EC) that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect at least 25% of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards.

EU Directive 2009/16/EC introduced a new harmonized and coordinated regime for port state control inspections and from January 1, 2011 a new on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records.

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

The EU’s directive on the sulphur content of fuels (1999/32/EC amended 2005/33/EC) restricts the maximum sulphur content of marine fuels used in vessels operating in EU member states’ exclusive economic zones. Under this Directive, our vessels may need to make expenditures to comply with the sulphur fuel content limits in the marine fuel they use in order to avoid delays or other obstructions to their operations. In November 2012, the European Commission amended the Sulphur Directive to bring it in line with MARPOL Annex VI (not including the possible postponement following the IMO review of available fuel). The EU has also issued a directive adopting the IMO’s standards for the maximum sulphur content of marine fuels used in ECAs in the Baltic Sea, North Sea, English Channel and for any other seas or ports the IMO may designate as SOx ECAs 12 months after the date of entry into force of the designation. These and other related requirements may increase our costs of operating and may affect financial performance.

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

Ballast Water Management in Europe

From January 1, 2012 a voluntary ballast water management regime has been operating in the Mediterranean Sea, NE Atlantic & Baltic, and in-between. The regime, which effectively urges ships to undertake ballast water exchange before entering those areas, is to remain in place until the BWM Convention comes into force.

United Kingdom: Bribery Act

The Bribery Act 2011 came into force on July 1, 2011 and will affect our management company. As well as having a zero tolerance for the payment, or receipt of any bribe whatever the amount (including facilitation payments, unlike U.S. legislation) the Act creates two new offences of bribing a public official and of failing as a commercial organization to prevent bribery when an ‘associated person’ bribes another on its behalf absent adequate procedures to prevent. The Act applies to both offences committed in the UK and overseas where the offence is committed by a person with a close connection to the UK. Fines are potentially unlimited.

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

In July 2011, parties to MARPOL Annex VI adopted mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments will make the Energy Efficiency Design Index (EEDI) mandatory for new ships and the Ship Energy Efficiency Management Plan (SEEMP) mandatory for all ships. The EEDI details required energy efficiency levels and the SEEMP details a mechanism for improving efficiency. The regulations became effective from January 1, 2013 and, with any other climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels, could require us to incur additional compliance costs and make significant financial expenditures we cannot predict with certainty at this time.

With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases.

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

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in Item 4.B. “Information on the Company — Business Overview”. We do not own any real property.

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

We currently own 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at December 31, 2012 of 8.8 years. All of the vessels are fixed on long-term charters to CMA CGM with an average remaining term of 6.1 years, or 7.4 years on a weighted by capacity basis.

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

We acquired 10 secondhand vessels in December 2007, two newly built vessels in January 2008, three secondhand vessels, one newly built vessel in December 2008 and a further second-hand vessel in August 2009 from CMA CGM. All 17 vessels are chartered to CMA CGM under fixed-rate time charters, with staggered expirations, for initial terms that ranged from five years to 17 years. Two of the initial charters have expired and on expiry new charters were entered into with the earliest expiration date being May 1, 2013. Each initial charter commenced on the delivery of the relevant vessel to us.

We have entered into ship management agreements with CMA Ships for the day-to-day technical management of our current fleet of vessels. See Item 4.B. “Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements.

We commenced our business operations in December 2007 with the acquisition of the 10 secondhand vessels from CMA CGM. Our operations as a time charter owner differ significantly from the historical operations of the Predecessor Group upon which the Predecessor Group’s historical carve-out financial information included in the consolidated financial statements for January 2008 is based. In particular, we generate revenues primarily from charter payments made to us by the charterers of our vessels and not from freight rates for transporting cargoes as undertaken by the Predecessor Group. Costs are also different. Our expenses consist mainly of vessel operating expenses including for crewing, provision of lubricating oil and for routine maintenance, as well as insurance costs and general and administrative expenses. We do not bear the cost of bunker fuel or any costs associated with loading, unloading or transporting containers. The Predecessor Group’s costs include vessel operating expenses but also voyage expenses including costs for bunker fuel, stevedoring, provision of containers and inland transportation. We believe that our contracted revenue under the fixed rate time charters that are in place and fixed fee and capped operating costs arrangements will help provide us with a stable cash flow that is sufficient for our present operating requirements.

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

Our financial results will be largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in our fleet and their charter rates;

•	the terms under which we will recharter our vessels once the existing time charters have expired, including the two vessels whose existing charters expire as early as May 1, 2013;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;

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

We have entered into mainly long-term fixed rate time charters for all of our vessels. We expect that our base revenue will be largely fixed until (a) any of our charters expire or otherwise terminate when we will need to seek a renewal or recharter, at possibly a significantly different and lower rate depending on market conditions at the time, or (b) we acquire additional vessels. Our shortest time charter agreements expire on May 22, 2013 (plus or minus 22 days at charterer’s option) on two vessels. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

CMA CGM is currently our only customer and charter payments from CMA CGM are our sole source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure our shareholders that CMA CGM will be able to make charter payments to us. The container shipping industry has suffered a recent significant cyclical downturn with a substantial amount of excess ship capacity and many container shipping companies, including CMA CGM, reported substantial losses in 2009. Further, CMA CGM announced in September 2009 that CMA CGM and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that CMA CGM was seeking to reduce and in some cases cancel certain ship deliveries. Positive industry conditions returned in 2010 with most carriers reporting significant improvement in financial performance. In November 2010, CMA CGM announced that final agreement had been reached between its shareholders and Yildirim Group of Turkey which had agreed to invest $500 million in CMA CGM by acquiring five year ORA (convertible) notes giving access to 20% of CMA CGM’s share capital. In January 2011, CMA CGM announced that this investment had been completed. Further, in April 2011 CMA CGM placed $475m of dollar-denominated senior notes that mature in 2017 with a coupon of 8.500%, and €325m of 8.875% euro-denominated senior notes that mature in 2019. In August 2011, CMA CGM represented to us that it had substantially completed its financial restructuring. The container shipping industry suffered a further cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012 however, the industry remained under pressure due to oversupply of container ship capacity. Early in 2012, CMA CGM began discussing with its lenders the rescheduling of certain repayments and the adjustment of certain covenants to take account of the cyclical nature of the container shipping industry. CMA CGM announced on February 12, 2013 that it had finalized its financial restructuring launched in 2012 including a new covenant package taking into account of the container shipping industry’s volatility and the partial refinancing of a credit line maturing in 2013 into new secured term loans of a maturity of more than three years for a total amount of Euro 280 million. They also announced that a binding agreement have been signed with the French Fonds Strategique d’Investissement which at closing, expected to be within three months, will subscribe $150 million for redeemable bonds convertible into 6% equity. In addition, the Yildirim Group will invest a further $100 million redeemable bonds convertible into 4% equity. We have experienced continued and, from time to time, increased delays in receiving charterhire payments from CMA CGM, where between one and three installments have been outstanding since January 1, 2012, which under the charter contracts are due to be paid every 15 days in advance.

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

Revenue Recognition

Our revenue is generated from time charters for each vessel. The charters are regarded as operating leases and provide for a per vessel fixed daily charter rate. Revenue is recorded as earned. Assuming our vessels are not off-hire, our charter revenues are fixed for the period of the current charters and, accordingly, little judgment is required to be applied to the amount of revenue recognition.

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

Vessels

Vessels represent our most significant tangible assets. Until the Merger, we stated them in our financial statements at their acquisition cost less an amount allocated to drydock component, less accumulated depreciation and impairment loss, if any. Following the Merger, the vessels were recorded at their fair value as at the date of the Merger less a proportion of the negative goodwill arising on the acquisition, allocated to these vessels, less accumulated depreciation and impairment loss, if any.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the pre-financing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2012 was nil (2011: nil, 2010: $525 and 2009: $524). Other borrowing costs are expensed as incurred.

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

To determine whether there is an impairment indicator under ASC Topic 360, we compare the sum of the undiscounted future cash flows over the anticipated remaining life for each vessel less estimated operating and drydock expenses, plus the estimated undiscounted residual value at the end of its life, with its book value in order to determine if the book value of such vessel is recoverable.

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

The most significant assumptions used are:

•

the determination of the possible future new charters, future market values and/or the eventual disposition of each vessel. Estimates are based on current market data and reports, including for the chartering and sale of comparable vessels, prepared by the industry press and by independent shipping analysts and brokers, and assessment by management. For the 15 vessels with charters expiring after 2015, the assumed rates for subsequent charters are based on reversion to average historical. For the two vessels of 4,113 TEU that came off their initial charters in late 2012 and which are currently on charters that expire as early as May 1, 2013, charter rates are only assumed to revert to average historical levels from 2017, gradually recovering from current prevailing rates of around $7,500 per day. The container shipping industry has experienced significant cyclical volatility over its history. We believe that assuming a reversion to historical average charter hire levels, assessed over a period including both cyclical highs and lows, is the most objective approach for forecasting charter rates over an extended time horizon for long lived assets and is thus also the most objective indicator of rates at which our vessels may be re-marketed on conclusion of their initial charters;

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

Due to the effects of the global economic downturn and reduced demand for container shipping services and thus for containerships, combined with continuing delivery of newbuildings, containership values experienced declines from mid 2008 to end 2012 and into 2013, despite some improvement in market values through 2010.

As of December 31, 2012, we concluded that events had occurred and circumstances had changed, which might have triggered the existence of potential impairment of our long-lived assets. These indicators included a deterioration in the spot charter market and a decline in containership values through 2012. Accordingly, we performed an impairment test in accordance with US GAAP. As of December 31, 2012, we concluded that the undiscounted sum of the future cash flows for each vessel less operating expenses exceeded the vessel’s carrying value and accordingly the recoverability test of the impairment analysis was not required as no individual impairment of vessels was identified.

As a result of the declines in containership values, the carrying value of our fleet is likely to be greater than its market value as of December 31, 2012. Please see — Item 3 “Key Information—Risk Factors —Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels”. However, we would not impair any vessel’s carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by each vessel over the remainder of its operating life would exceed its carrying amount.

An internal exercise, which used a discounted cash flow model, suggested that as at December 31, 2012, 11 of our 17 vessels may have market values below their carrying value. However, we currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

While we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability after the expiry of existing charters, and future assessments of vessel impairment.

Although we intend to continue to hold and operate our vessels, the following table presents information with respect to the carrying value of our vessels and indicates whether their estimated market values based on the internal discounted cash flow analysis are below their carrying values as of December 31, 2012. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. Our estimates also assume that our vessels will be employed under the existing charters until expiry and are re-chartered thereafter. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment for any of the vessels for which the market value based on discounted cash flows is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that may show estimated market values below their carrying values, exceed such vessels’ carrying values as of December 31, 2012, and accordingly have not recorded an impairment charge.

As we obtain information from various industry and other sources, our estimates of market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Price (2) $ millions	Carrying Value (3) $ millions
Ville d’Orion *	4,113	1997	46.0	33.3
Ville d’Aquarius *	4,113	1996	45.0	33.1
CMA CGM Matisse	2,262	1999	34.0	20.7
CMA CGM Utrillo	2,262	1999	34.0	21.4
Delmas Keta *	2,207	2003	38.0	27.7
Julie Delmas *	2,207	2002	38.0	27.5
Kumasi *	2,207	2002	38.0	28.3
Marie Delmas *	2,207	2002	38.0	28.4
CMA CGM La Tour *	2,272	2001	37.0	30.9
CMA CGM Manet *	2,272	2001	37.0	31.6
CMA CGM Alcazar	5,089	2007	94.0	78.2
CMA CGM Château d’If	5,089	2007	94.0	77.8
CMA CGM Thalassa	11,040	2008	154.0	136.9
CMA CGM Jamaica *	4,298	2006	67.0	68.7
CMA CGM Sambhar *	4,045	2006	67.0	67.2
CMA CGM America *	4,045	2006	67.0	67.0
CMA CGM Berlioz	6,621	2001	82.0	77.6

Total			1,010.0	856.4

(1)	Twenty-foot Equivalent Units
(2)	Purchase price includes an element allocated to a drydock component
(3)	Including unamortized drydocking costs

*	Indicates vessels for which we believe, as of December 31, 2012, the market value based on discounted future cash flows was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate market value based on discounted cash flows by approximately $72.4 million at December 31, 2012.

Purchase price consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods, where relevant. An element of the purchase price is allocated to a drydock component.

Up to the date of the Merger, vessels were recorded in the financial statements at their purchase price, less an amount allocated to a drydock component and less accumulated depreciation. Vessels owned at the date of the Merger were subsequently recorded at their fair value at the date of the Merger, less a proportion of the negative goodwill arising at the time of the Merger allocated to these vessels and less accumulated depreciation. Vessels purchased subsequent to the Merger are stated at purchase price, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods and drydock component, where relevant). Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Costs directly associated with the required regulatory inspection of each vessel, its hull and its machinery and for the defouling and repainting of the hull (“drydocking”) are capitalized as they are incurred and are depreciated on a straight line basis over the period between drydocks, which is typically five years. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next drydocking date. We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost (or fair value, where relevant) of the vessel less its estimated residual value. The drydock component is amortized on a straight line basis to the anticipated next drydocking date.

We review for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our fleet for impairment on a vessel by vessel basis. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we evaluate the vessel for impairment loss. The impairment loss is determined as the difference between the carrying amount of the vessel and the fair value of the vessel. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

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

Costs capitalized as part of the drydock include costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. There were six completed drydockings in 2012, one of which commenced late December 2011, for a total estimated cost of $7.1 million and a loss of revenue of $2.2 million. In 2011, six drydockings were completed for a total cost of $7.8 million and a loss of revenue from offhire of $2.1 million. There were no drydockings in 2010, two in 2009 for a total cost of $1.7 million and one in 2008 for a total cost of $1.5 million. We expect that three vessels will complete drydocking in 2013, one of which commenced late December 2012, two in 2014 and none in 2015.

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

Share based compensation

We have awarded restricted stock units to certain of our employees . Grants made before 2011, vested, based on service conditions only, over a period of time up to three years from the grant date. For grants made from 2011, stock awards vest, generally when the employee leaves service, provided this is after three years from the grant date. In addition, a portion of the base compensation paid to the directors (20% for 2012, 2011 and 2010 and 50% for 2009 and for 2008 (from their appointment)) was in the form of restricted stock units which vest, based on service conditions only, annually in arrears. The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

Recent accounting pronouncements

Management does not believe that there are recently issued, but not yet effective accounting pronouncements, which if currently adopted, would have a material impact on our consolidated financial statements.

Year ended December 31, 2012 Compared to Year ended December 31, 2011

Total operating revenue

Operating revenue reflects income under the fixed rate time charters in effect and was $153.2 million for the year ended December 31, 2012 compared to $156.3 million for the year ended December 31, 2011. The 2% reduction in revenue is due mainly to lower charter rates in effect from September 21, 2012 and September 20, 2012 respectively for two vessels on the commencement of new charters at $9,962 per day per vessel, compared to $28,500 per day per vessel previously. There were 82 days offhire associated with six vessels being drydocked in 2012, compared to 95 days for drydocking in 2011. Unplanned offhire for 2012 was 16 days compared to 11 in 2011.

Operating expenses

Total operating expenses totaled $91.4 million for the year ended December 31, 2012 (or 60% of operating revenue) compared to $106.3 million for the year ended December 31, 2011 (or 68% of operating revenue). Operating expenses for the year ended December 31, 2011 included $13.6 million impairment charge. Excluding this, operating expenses were 59% of revenue.

Operating expenses can be analyzed as follows:

•

Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $45.6 million for 2012 (or 30% of operating revenue) or an average of $7,327 per day compared to $45.5 million for 2011 (or 29% of operating revenue) or an average of $7,336 per day. The decrease in daily cost was $9 per day.

•	Depreciation: With a stable fleet, depreciation was $40.3 million for 2012 (or 26% of operating revenue) up $0.2 million from $40.1 million (or 26% of operating revenue) in 2011.

•

General and Administrative: General and administrative expenses in 2012 were $5.8 million (or 4% of operating revenue) compared to $7.4 million for 2011 (or 5% of operating revenue) mainly due to reduced professional fees for legal and consulting services.

•

Impairment charge in 2011: On November 8, 2010, we signed agreements with the sellers of two 4,250 TEU container vessels which terminated our purchase obligations which totaled $154.8 million. Under the agreements, we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel, to the sellers, (ii) made a further cash payment of approximately $6.1 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.5 million per vessel. The total value of these items was $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option was to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller, which was expected to be in December 2010 for both vessels.

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

•

Other operating income: Other operating income was $0.3 million in 2012 the same as in 2011. Other operating income related to the time charter business is miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters.

Operating Income

As a consequence of all preceding items, operating income was $61.8 million (or40% of operating revenue) in 2012 compared to $49.9 million (or 32% of operating revenue) in 2011. Operating income for 2011 before the impairment charge was $63.5 million (or 41% of operating revenue).

Interest Income

Interest income on cash held by us in 2012 was $0.1 million, the same as in 2011.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $21.2 million (or 14% of operating revenue) in 2012. Borrowings under our credit facility together with the preferred shares averaged $509.6 million during the year. Interest expense in 2011 was $20.6 million (or 13% of operating revenue), based on average borrowings including the preferred shares of $562.8 million in the year. The applicable margin for 2012 was higher at between 3.50% and 3.75% under the terms of the waivers from the leverage ratio test. In 2011, the margin was between 3.00% and 3.50% as for approximately six months of the year, we were in compliance with the leverage ratio test.

Realized and unrealized gain on derivatives

During 2008, we entered into derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under our credit facility. A total of $580.0 million of anticipated core debt was swapped into fixed rate debt at a weighted average rate of 3.59%. Of the notional amount of $580.0 million, $535.0 million of the swaps were effective by December 31, 2009 and the balance of $45.0 million becoming effective in October 2010 consistent with anticipated purchases of further vessels. $253.0 million of the swap agreements expired in March 2013, leaving a notional amount of $327.0 million outstanding of which $50.0 million expire in November 2013, $41.0 million expire in August 2014, $45.0 million expire in October 2015 with the remaining $191.0 million expiring in December 2016.

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

As U.S. $ LIBOR has remained low, the interest rate derivatives have been “out-of-the-money” and have shown realized losses, based on the difference between prevailing U.S. $ LIBOR and the average fixed rate of 3.59%. In 2012, the realized loss was 18.4 million (or 12% of operating revenue) compared to a realized loss of $19.4 million (or 12% of operating revenue) in 2011.

Taken as a whole, the market experienced an upward movement in the U.S. $ LIBOR forward yield curve through 2012 compared to slight downward movements in 2011. Consequently our interest rate derivatives appreciated in value in 2012 by $9.7 million (or 6% of operating revenue) compared to a slight deterioration of $0.9 million (less than 1% of operating revenue) in 2011.

Taxes on Income

Taxes on income for 2012 were $0.1 million, the same as in 2011.

Net Income

As a consequence of all preceding items the net income was $31.9 million for 2012 compared to net income of $9.1 million for 2011. The improved performance in 2012 is explain mostly by there being no impairment charge—$13.6 million in 2011 – and an improvement of $8.9 million in the unrealized gain on interest rate derivatives.

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

Realized and unrealized gain on derivatives

During 2008, we entered into derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under our credit facility. A total of $580.0 million of anticipated core debt was swapped into fixed rate debt at an average rate of 3.59%. Of the notional amount of $580.0 million, $535.0 million of the swaps were effective by December 31, 2009 and the balance of $45.0 million becoming effective in October 2010 consistent with anticipated purchases of further vessels. $253.0 million of the swap agreements expired in March 2013, $50.0 million expire in November 2013, $41.0 million expire in August 2014, $45.0 million expire in October 2015 with the remaining $191.0 million expiring in December 2016.

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

Taken as a whole, the market experienced a slight downward movement in the U.S. $ LIBOR forward yield curve through 2011 with more substantial downward movements in 2010, and consequently the Company’s interest rate derivatives depreciated in value slightly in 2011 and more significantly in 2010. For the year ended December 31, 2011 the unrealized loss from derivative hedging instruments was $0.9 million (less than 1% of operating revenue) compared to an unrealized loss of 15.3 million in 2010 (or 10% of operating revenue).

Taxes on Income

Taxes on income for 2011 were $0.1 million, the same as in 2010.

Net Income

As a consequence of all preceding items, net income was $9.1 million for 2011 compared to a net loss of $4.0 million for 2010.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including insurance premiums, general and administrative expenses, interest and other financing costs including the settlement of interest rate derivatives. In addition, each of our vessels is subject to a drydock every five years. The average cost of the six drydockings completed in 2012 was $1.2 million with an average loss of revenue of $0.4 million whilst the relevant vessel was offhire. Three vessels are scheduled to complete drydockings in 2013, two in 2014 and none in 2015. We have included a schedule of the next anticipated drydocking date for each of our vessels in Item 4.B. “Business Overview—Inspection by Classification Societies.”

Further, under the Credit Facility Waiver agreed with our lenders on November 9, 2012, the credit facility will be repaid quarterly commencing December 31, 2012 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio becomes 75% or less, scheduled repayments will be set at $10.0 million per quarter. The next scheduled test of the leverage ratio is not until December 1, 2014. Due to there being no test of the leverage ratio within 12 months from the balance sheet date and thus no possibility that the debt could be accelerated due to not passing the leverage ratio in this time, the relevant portion of debt has been shown as current. Based on our contractual arrangements, we expect that our operating cash flow will be reasonably predictable and stable and will be sufficient, together with retained cash, to fund our day to day working capital requirements, although we can provide no assurances (see Item 3.D. “Key Information—Risk Factors – Risks Related to our Business – We are highly dependent on charter payments from CMA CGM”).

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

Our other longer term liquidity requirements include repaying the remaining principal balance of our credit facility at the final maturity date of August 14, 2016. Further, the $45.0 million Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

In addition to funds generated by the business and retained, we are likely to require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the credit facility.

Year ended December 31, 2012 Compared to Year ended December 31, 2011

For the year ended December 31, 2012 our operating activities were comprised entirely of the chartering out of our vessels under time charters.

Net cash provided by operating activities was $83.7 million in 2012 reflecting mainly net income of $31.9 million, depreciation of $40.3 million, amortization of deferred charges $1.3 million, , settlement of hedges which do not qualify for hedge accounting $18.4 million, share based compensation $0.5 million and increase in payables $4.0 million less change in fair value of derivatives $9.7 million, amortization of intangible liability $2.1 million and increase in receivables $0.8 million.

The cash settlement of interest rate derivatives was $18.4 million and $5.9 million was paid for drydockings.

Total repayments of $57.9 million were made in respect of the credit facility during 2012 and $1.1 million was paid in respect of obtaining on November 9, 2012 the waiver of the requirement to perform the leverage ratio test until December 1, 2014. $3.0 million of the preferred shares were redeemed using $3.0 million of restricted cash for which the sole use is to redeem these preferred shares.

The net increase in cash and cash equivalents during 2012 was $0.3 million resulting in closing cash of $26.1 million.

Year ended December 31, 2011 Compared to Year ended December 31, 2010

For the year ended December 31, 2011 our operating activities were comprised entirely of the chartering out of our vessels under time charters.

Net cash provided by operating activities was $74.9 million in 2011 reflecting mainly net income of $9.1 million, depreciation of $40.1 million, impairment charge $13.6 million, amortization of deferred charges $1.1 million, change in fair value of derivatives $0.9 million, settlement of hedges which do not qualify for hedge accounting $19.4 million, share based compensation $0.6 million less amortization of intangible liability $2.1 million, increase in receivables $7.0 million and decrease in payables $0.8 million.

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

Our Credit Facility

We have a senior secured credit facility with ABN AMRO Bank N.V. (also the “Agent”), Citibank Global Markets Limited, HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, Brussels Branch, KFW Ipex GmbH, DnB NOR Bank ASA and Bank of Scotland plc until October 2012, when it transferred its exposure to OCM Starfish Debtco S.àr.l. Further, in February 2013, one member of the syndicate novated part of their commitment to FPA Hawkeye-7 Fund, FPA Crescent Fund, FPA Hawkeye Fund and FPA Value Partners Fund. which we refer to as our credit facility. We drew funds under our credit facility to finance in part the purchase of our vessels from CMA CGM. All of our vessel owning subsidiaries and our service company are borrowers and guarantors jointly and severally guaranteeing our obligations under the credit facility.

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

Leverage Ratio and Credit Facility Waivers

The leverage ratio was tested as at April 30, 2011, when it was 75% or less. Consequently repayments of the credit facility became set at $10.0 million per quarter and the fixed interest margin to be paid over LIBOR reduced to 3.00%,.

In anticipation of the scheduled test of the leverage ratio as at November 30, 2011 when we expected that it would be between 75% and 90% due to declines in market values of our vessels, we agreed with our lenders to waive the requirement to perform the leverage ratio test until November 30, 2012. Under the terms of the waiver, the fixed interest margin to be paid over LIBOR increased to 3.50%, prepayments are required to be made quarterly based on cash flow as described above and dividends on common shares cannot be paid. We expected that the leverage ratio, if tested at November 30, 2012, would exceed 75% due to continuing depressed market conditions and accordingly, on November 9, 2012, we agreed a further Credit Facility Waiver with our lenders to waive the requirement to perform the leverage ratio test until December 1, 2014. Under the terms of the further waiver, the fixed interest margin to be paid over LIBOR increased to 3.75%, prepayments are required to be made quarterly based on cash flow as described above and dividends on common shares cannot be paid.

General Borrowing Terms

Borrowings under the credit facility bear interest at a rate of the margin over one, three, six, nine or 12 month United States Dollar LIBOR, or such other periods as the Agent may agree. The margin depends on the “leverage ratio,” which is defined as the ratio of the aggregate amount outstanding under our credit facility, net of surplus cash held in the retention account, to the aggregate charter-free market value of the vessels securing the credit facility plus the value of any other security held by the lenders. The charter-free market value of a vessel is calculated semi-annually in April and November as the arithmetic average of valuations determined by two independent sale and purchase brokers acceptable to the Agent. If only one such valuation is available at the relevant time, then the result of that valuation will be used to assess the leverage ratio until a second valuation, to be sought monthly, becomes available and the two valuations can be averaged. If no current valuations are available at the relevant time, the leverage ratio will be assumed to be over 100%. Set forth below is the margin that applies for the relevant leverage ratio once the fixed margin period inherent in the Credit Facility Waiver expires.

Leverage Ratio	Margin
Up to 65%	2.50%
Greater than 65% up to 75%	3.00%
Greater than 75%	3.50%

During the continuance of any principal or interest default, the margin on the overdue amounts increases by 2% per annum. Pursuant to the terms of the credit facility, we must hedge at least 50% of the amounts outstanding under the credit facility. Prior to the Merger, we entered into interest rate derivatives to swap the majority of the amounts anticipated to be outstanding under the credit facility from floating rate to fixed rate.

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

During 2011 $49.2 million of the credit facility was prepaid leaving a remaining balance at December 31, 2011 of $483.6 million of which $46.0 million has been presented as due within one year. A further $57.9 million of the credit facility was prepaid in 2012 leaving a balance of $425.7 million outstanding at December 31, 2012, of which $50.6 million has been presented as due within one year, being the amount of the estimated cash sweep for 2013, based on our reasonable estimate of cash flows for the year.

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

The Credit Facility Amendment provides that we may not declare or pay common dividends unless the leverage ratio is no more than 75%. The Credit Facility Amendment also provides that the credit facility will be repaid quarterly commencing June 30, 2010 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis as long as the leverage ratio is, or is deemed to be, over 75%. When the leverage ratio became 75% or less as at April 30, 2011, scheduled repayments were set at $10.0 million per quarter. Under the waivers of the requirement to perform the leverage ratio test, the credit facility is being repaid quarterly from December 31, 2011 with free cash in excess of $20.0 million determined as of the previous month end subject to a minimum $40.0 million prepayment per rolling four-quarter basis.

Further, the $45.0 million Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

We estimate that the average cost of the six drydockings completed in 2012 was approximately $1.2 million, with an average loss of revenue of $0.4 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled Item 4.B. “Business Overview—Inspection by Classification Societies.”

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

C. Research and Development

Not applicable.

D. Trend Information

Container shipping is a cyclical industry, with the demand for container shipping services driven by global trade. Between 1997 and 2007 containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fuelled partly by exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010 demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. this trend continued through 2012, with year-on-year growth is estimated to have been between 3% and 4%.

The period of super-cyclical growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December, 2008 the orderbook was estimated to represent approximately 60% of existing global capacity measured in TEU. The global financial crisis and poor industry conditions have led to a much reduced level of ordering of new vessels and as at March, 2013, the orderbook stood at around 21% of existing capacity.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand. From 2003 through 2012, the average newbuilding price for a theoretical 3,500 TEU containership was around $50 million, with annualized average prices ranging between $36 million (2002) and $65 million (2008). During the same period, secondhand values for a 10 year old vessel of similar size averaged $35 million and ranged between $19 million (2009) and $48 million (2005). Meantime, spot market charter rates for such tonnage averaged about $22,200 per day and ranged between $6,400 (2009) and $38,000 (2005). As at March, 2013 prevailing spot market charter rates were around $6,900 per day, with newbuilding prices at approximately $35 million and second hand values at about $12 million.

Liner operators’ results are also sensitive to the dynamics of supply and demand. Results were adversely affected in 2009, recovered significantly in 2010 and declined again in 2011. Commencing March, 2012 operators successfully implemented a series of General Rate Increases (GRIs) in a number of trades in order to improve financial performance. This trend continued through the year and helped to insulate liner companies’ financial results from challenging industry fundamentals.

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

F. Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2012. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations (1)	50.6	92.4	282.7	—	425.7
Interest on long term debt obligations (1)(2)	17.6	26.0	6.1	—	49.6
Net obligation under Interest Rate Swaps (3)	12.2	16.5	6.0	—	34.8
Ship management agreements (4)	0.3	—	—	—	0.3
Mandatorily Redeemable Preferred Shares and related interest (5)	1.1	2.3	25.8	24.4	53.6

	81.8	137.2	320.5	24.4	564.0

(1)	Under the Credit Facility Waiver, the credit facility is being repaid quarterly until December 1, 2014 in an amount equal to free cash in excess of $20.0 million determined as at the previous month end subject to a minimum of $40.0 million repayment a year on a rolling 12 month trailing basis. Should the leverage ratio become 75% or less at the next test date of December 1, 2014, scheduled repayments will be set at $10.0 million per quarter. The above table is based on a leverage ratio of 75% or less as at December 1,, 2014.
(2)	The estimated contractual interest obligation has been calculated using an assumed all in interest rate of 4.25% being estimated LIBOR of 0.50% plus a spread of 3.75% being the margin set by the Credit Facility Waiver, up to December 1, 2014 then reduced to an assumed all in interest rate of 3.50% including a margin of 3.00% on the basis that the leverage ratio becomes 75% or less. The Credit Facility Amendment contemplates a continuation of a spread of 3.5% if the leverage ratio remains over 75%.
(3)	The estimated net obligations under our interest rate swaps have been calculated using a LIBOR of 0.50%.
(4)	Obligations under our ship management agreements include the management fee for two months for the notice period under all of our ship management contracts as they have been in place for more than three years based on an annual management fee of $114,000 per vessel. These obligations do not include any amount for the reimbursement of daily operating costs incurred by the ship manager on our behalf.
(5)	The Preferred Shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016. The interest obligation has been determined using an all in rate of 2.50% being estimated LIBOR of 0.50% plus the contractual spread of 2.00%.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2012 are listed below:

Name	Age	Position
Michael S. Gross	51	Chairman of the Board
Howard Boyd	68	Director
Angus R. Frew	54	Director
Guy Morel	63	Director
Ian J. Webber	55	Chief Executive Officer
Susan J. Cook	56	Chief Financial Officer
Thomas A. Lister	43	Chief Commercial Officer
Vivek Puri	55	Chief Technical Officer

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

Angus R. Frew. Mr. Frew has been a director since August 2008. Mr. Frew has been chief executive of the British Chamber of Shipping since July 2009. He is expected to become the new Secretary General of BIMCO in October 2013. Mr. Frew was president and chief executive officer from 2003 until 2008 of GE SeaCo SRL, a joint venture between GE Capital and Sea Containers Ltd and one of the largest global container leasing companies. Mr. Frew was a director of the Institute of International Container Lessors from 2003 until 2008, serving as chairman in 2004, and a director of the Container Owners’ Association from 2007 to early 2008. Mr. Frew was an officer of Sea Containers Ltd from 2003 to 2005 and senior vice president of its container division. From 1990 to 2002, Mr. Frew held senior management positions in the beverages industry with Grand Metropolitan Plc, Diageo Plc and The Seagram Company Ltd. After qualifying as a British Chartered Accountant in 1983, Mr. Frew held senior financial positions in a number of small entrepreneurial businesses in the IT consultancy, design and retail industries. Mr. Frew has an honors degree in chemistry from the University of Durham.

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

As of March 8, 2013, Jeffrey Pribor stepped down as a Director of the Company in order to dedicate his time and attention to his new role at Jefferies & Co. as Global Head of Maritime Investment Banking.

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

B. Compensation

Employment Agreements and Executive Compensation

Global Ship Lease Services Limited, our wholly owned subsidiary, has entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and Global Ship Lease Services Limited, Mr. Webber serves as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary of £298,700 (£290,000 for 2011) and is eligible to receive a bonus payment up to an annual maximum of 60% (60% in 2011) of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook serves as our Chief Financial Officer. Pursuant to her employment agreement, Ms. Cook receives an annual salary of £170,000 (£165,000 for 2011) and is eligible to receive a bonus payment up to an annual maximum of 40% (40% in 2011) of her salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister serves as our Chief Commercial Officer. Pursuant to his employment agreement, Mr. Lister receives an annual salary of £180,250 (£175,000 for 2011) and is eligible to receive a bonus payment up to an annual maximum of 40% (40% in 2011) of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as our Chief Technical Officer. Pursuant to his employment agreement, Mr. Puri receives an annual salary of £134,000 (£130,000 for 2010) and is eligible to receive a bonus payment up to an annual maximum of 40% (40% in 2011) of his salary at the discretion of Global Ship Lease Services Limited.

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

Compensation of Directors

The Chairman of our board of directors receives an annual fee of $157,500 ($150,000 in 2011) consisting of $126,000 in cash and a restricted stock grant with a grant date value of $31,500. The restricted stock vests in January 2014, providing the Chairman is still in post. For 2011, the annual fee consisted of $120,000 in cash and a restricted stock grant with a grant date value of $30,000 which vested in January 2013. Our other directors receive an annual fee of $105,000, consisting of $84,000 in cash and a restricted stock grant with a grant date value of $21,000. The restricted stock vests in January 2014, providing the Director is still in post. For 2011, the annual fee consisted of $80,000 in cash and an annual restricted stock grant with a grant date value of $20,000 which vested in January 2013. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee an additional $7,500. The Chairmen of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

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

In August 2008, our board of directors granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the Plan, which were expected to vest over a three-year period. One third of the award vested over 20 business days commencing mid September 2009, one third vested over 20 business days commencing mid September 2010 and one third vested over 20 business days commencing mid September 2011. In November 2008, Mr. Puri was granted 80,000 restricted shares, half of which vested over 20 business days commencing mid September 2009 and half vested over 20 business days commencing mid September 2010. In March 2011, Mr. Puri was granted 15,000 restricted shares which vested over 20 business days commencing mid September 2011. In September 2011, Mr. Webber was granted 55,000 restricted shares, Ms. Cook 34,000 restricted shares, Mr. Lister 34,000 restricted shares and Mr. Puri 27,000 restricted shares, which were expected to vest over a two-year period. One half of the award was expected to vest over 20 business days commencing mid September 2012,and one half over 20 business days commencing mid September 2013. In March 2012, the grants made in September 2011 were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and September 30, 2013 for the other half of the grant. In March 2012, Mr. Webber was granted 27,500 restricted shares, Ms. Cook 17,000 restricted shares, Mr. Lister 17,000 restricted shares and Mr. Puri 13,500 restricted shares, which are expected to vest when the individual leaves employment provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. No further awards have been made. In March 2013, Mr. Webber was granted 27,500 restricted shares, Ms. Cook 17,000 restricted shares, Mr. Lister 17,000 restricted shares and Mr. Puri 13,500 restricted shares, which are expected to vest when the individual leaves employment provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Other than the annual awards of restricted stock units as part of the compensation of our board of directors, no other awards have been made.

C. Board Practices

Our board of directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The second term of office of the first class of directors, consisting of Mr. Morel and Mr. Pribor, expired at the fourth annual meeting of stockholders held in July 2012. They were re-elected to serve until the Annual Meeting to be held in 2015. Following the resignation of Mr. Pribor, the first class of directors consists of Mr. Morel.

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

Director Independence

Our board of directors has determined that Messrs. Gross, Boyd, Frew and Morel are “independent directors” as such term is defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE.

Board Committees

Our board of directors has formed an audit committee, a compensation committee, and a governance and nominating committee.

Audit Committee

Our audit committee consists of Messrs. Boyd, Frew and Morel, each of whom is “independent” as defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE. In addition, our board of directors has determined that Mr. Frew is an “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K of the Securities Exchange Act of 1934, as amended.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who, as required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we have certified to the NYSE that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Frew satisfies the NYSE’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee. Our compensation committee consists of Messrs. Boyd, Frew and Gross. The compensation committee is responsible for and reports to the board of directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and determines director compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

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

D. Employees

At December 31, 2012, we had eight employees.

E. Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of March 31, 2013 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all of our common shares shown as beneficially owned, subject to applicable community property laws. As of March 31, 2013, an aggregate of 54,919,890 Class A and Class B common shares were issued and outstanding.

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Common Shares
Michael S. Gross (2)(3)	13,735,108	23.71%
Howard Boyd (3)	53,470	0.10%
Angus R. Frew (3)	53,740	0.10%
Guy Morel (3)	53,740	0.10%
Ian J. Webber (4)	204,800	0.37%
Susan J. Cook (5)	103,600	0.19%
Thomas Lister (6)	103,600	0.19%
Vivek Puri (7)	49,400	0.09%
All directors and executive officers as a group (9 individuals)	14,357,728	24.79%
CMA CGM S.A. (8)	27,544,600	47.45%
DePrince, Race & Zollo, Inc (9)	5,059,997	9.21%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares and 3,007,288 Class A warrants (which are included in the table above). Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. At March 31, 2013 Mr. Gross held 9,184 restricted stock units in relation to his remuneration for 2013 as Chairman of the board of directors which are expected to vest in January 2014 (which are not included in the table above). The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as our Chief Executive Officer. At March 31, 2013, Mr. Webber held 110,000 restricted stock units scheduled to vest after May 31, 2013 which are not included in the table above.
(5)	Ms. Cook serves as our Chief Financial Officer and Secretary. At March 31, 2013, Ms. Cook held 68,000 restricted stock units scheduled to vest after May 31, 2013 which are not included in the table above.
(6)	Mr. Lister serves as our Chief Commercial Officer. At March 31, 2013, Mr. Lister held 68,000 restricted stock units scheduled to vest after May 31, 2013 which are not included in the table above.
(7)	Mr. Puri serves as our Chief Technical Officer. At March 31, 2013, Mr. Puri held 54,000 restricted stock units scheduled to vest after May 31, 2013 which are not included in the table above.
(8)	CMA CGM S.A.is the record holder of 24,412,700 Class A and Class B common shares and 3,131,900 Class A warrants (which are included in the table above). The business address of CMA CGM S.A. is 4, quai d’Arenc, 13235 Marseille Cedex 02, France.
(9)	This information is based on the Schedule 13G filed with the SEC on February 13, 2013

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

Registration Rights Agreement

At the time of the Merger, we entered into a registration rights agreement with CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial stockholders of Marathon common stock (including Michael Gross), pursuant to which we agreed to register for resale on a registration statement under the Securities Act and applicable state securities laws, the common shares issued to such shareholders pursuant to the Merger or upon exercise of warrants. CMA CGM has the right to demand up to three registrations and the Marathon initial stockholders will have the right to demand up to two registrations. These shareholders also have the right to request that we file a shelf registration statement with respect to their common shares as soon as the applicable transfer restrictions under the stockholders agreement expire. In addition, these shareholders also have piggyback registration rights allowing them to participate in offerings by us and in demand registrations of the other shareholders. We are obligated to pay all expenses incidental to the registration, excluding underwriter discounts and commissions. An amendment to the registration rights agreement was agreed on February 11, 2013 in the context of CMA CGM desiring to pledge their holdings of our Class A common shares and Class B common shares as security for a new facility agreement. The amendment provides that if we have received a notice of pledge in respect of these shares, then we may not file a registration statement in respect of them, essentially unless the pledgors agree. We received a notice of pledge on February 11, 2013.

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

Dividend Policy

As noted in Item 4.B. “Information on the Company — Business Overview — Our Credit Facility” above, pursuant to the terms of the Credit Facility Waivers, we agreed not to declare or pay any dividends to common shareholders until at least December 1, 2014.

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

In addition to the 47,481,864 Class A common shares outstanding at December 31, 2012, there were 7,405,956 subordinated Class B common shares held by Marathon’s initial stockholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, we can pay quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

Notwithstanding the foregoing, the dividend rights of the holders of Class B common shares continue to be subordinated to those of holders of Class A common shares absent a prior change in control of us.

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

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be treated as “qualified dividend income” subject to tax at preferential rates. See Item. 10 “Additional Information—Taxation—Tax Consequences of Holding Class A Common Shares—Taxation of dividends paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income” and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by us from constituting qualified dividend income.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing.

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”.

The following sets forth the high and low closing sales price of our Class A common shares as reported on the NYSE for the periods shown:

Class A Common Shares

Quarter Ended	High	Low
September 30, 2008 (since August 15, 2008)	$7.64	$6.33
December 31, 2008	$6.30	$2.34
March 31, 2009	$3.60	$1.84
June 30, 2009	$2.35	$1.75
September 30, 2009	$2.10	$1.19
December 31, 2009	$1.66	$1.05
March 31, 2010	$2.66	$1.45
June 30, 2010	$3.45	$2.00
September 30, 2010	$2.87	$2.25
December 31, 2010	$5.35	$2.65
March 31, 2011	$7.43	$4.94
June 30, 2011	$7.08	$5.33
September 30, 2011	$5.51	$1.95
December 31, 2011	$2.78	$1.65
March 31, 2012	$3.56	$1.60
June 30, 2012	$3.90	$3.08
September 30, 2012	$3.67	$3.07
December 31, 2012	$3.49	$2.52
March 31, 2013	$3.06	$4.61

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

C. Material Contracts

Reference is made to Item 4.B. “Information on the Company — Business Overview” for a description of the time charters, the ship management agreements and the global expense agreement, which are incorporated herein by reference. Reference is made to Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a description of our credit facility, which is incorporated herein by reference. Reference is made to Item 6.B. “Directors, Senior Management and Employees — Compensation” for a description of employment agreements, which is incorporated herein by reference. Reference is made to Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” for a description of the registration rights agreement and the stockholders agreement, which are incorporated herein by reference.

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

In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of stock, or 5% Shareholders, own, in the aggregate, 50% or more of the vote and value of that class of stock. This is referred to as the 5% Override Rule. In performing the analysis, we are entitled to rely on current Schedule 13D and 13G filings with the SEC to identify our 5% Shareholders, without having to make any independent investigation to determine the identity of the 5% Shareholder. In the event the 5% Override Rule is triggered, the Section 883 Regulations provide that the 5% Override Rule will nevertheless not apply if the company can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders”, as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the value of the class of stock for more than half the number of days during the taxable year. Based on information currently available to us on our shareholders, it appears that the 5% Override Rule did not apply for 2012, 2011, 2010 or 2009 and will continue to not apply if such shareholders were to retain our Class A common shares throughout 2013 and we were to satisfy certain substantiation requirements. However, it is possible that our ownership may change such that the 5% Override Rule may apply. The ability to avoid application of the 5% Override Rule will be outside of our control and, as a result, no assurances can be provided that we will satisfy the Publicly Traded Test for any year.

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

Subject to the discussions of the PFIC and CFC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction available for dividends received from United States corporations. In the case of certain non-corporate U.S. holders, dividends that we pay generally will be treated as “qualified dividend income” subject to tax at preferential rates, provided that the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. For dividends paid in taxable years beginning on or after January 1, 2013, the maximum rate is 20%. Legislation has been introduced which, if enacted, would deny the benefit of these preferential rates to dividends that we pay. We cannot predict whether such legislation will be enacted, or, if so, what its effective date might be.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income (or undistributed net investment income in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute dividends and gain upon a sale, exchange or other disposition of our Class A common shares. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership of our Class A common shares.

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

Further, in a case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income, and the terms of the time charter in that case differ in material respects from the terms of our time charters. Subsequently, the IRS has stated that it disagrees with and will not acquiesce to the rental versus services distinction in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, no assurance can be given that the IRS or a court of law would accept our position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

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

As previously indicated, if we were to be classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid by us would not constitute “qualified dividend income” and, hence, would not be eligible for the preferential rates of U.S. federal income tax.

Possible treatment as a controlled foreign corporation

If more than 50% of the voting power or value of our shares is owned by U.S. persons (within the meaning of the Code) who each own (directly or through application of certain rules of attribution) 10% or more of the voting power of the shares, or U.S 10% Holders, we will be a controlled foreign corporation, or a CFC. If we were so treated, there will be additional tax consequences to U.S. 10% Holders. In particular, in each year we are a CFC, such U.S. 10% Holders who directly or indirectly own our shares on the last day of the year will be required to include in ordinary income their pro rata share of our “Subpart F income,” even if no distributions are made, for each such year. Such inclusions will not be eligible for the preferential rates of tax on qualified dividends received by non-corporate taxpayers. In general, Subpart F income will include dividends, interest, royalties and other passive income of ours, but will not include active business income. We believe, and intend to take the position, that the charters we have entered into should not generate passive income, and thus the income generated by our charters should not be treated as Subpart F income to our U.S. 10% Holders, although no assurance can be provided that the IRS will not successfully challenge such position.

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

In connection with our credit facility and as part of overall risk management, we have entered into interest rate swap agreements to reduce our exposure to market risks of variable interest rates. The swaps are not accounted for as hedging instruments as for accounting purposes they are not expected to be effective in mitigating the risks of changes in interest rates over the term of the debt and they do not meet all U.S. GAAP requirements. As a result, changes in the fair value of the interest rates swaps (mark to market adjustment) are included in earnings each period. Details of our interest rate swaps are provided in note 6 to our consolidated financial statements included elsewhere in this Annual Report.

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

Without applying the effect of any interest rate swap arrangements that we have entered into in connection with our credit facility, and based on borrowings under the credit facility together with the preferred shares and ignoring cash on deposit as of December 31, 2012, a hypothetical 1% increase in LIBOR would have the impact of reducing our net income, before income taxes, by approximately $4.7 million.

The interest rate swap agreements that we entered into in connection with the credit facility are intended to minimize the risks associated with our variable rate debt under our credit facility. We expect that these interest rate swaps will significantly reduce the additional cash interest expense that could be caused by upward changes in variable market interest rates.

We entered into derivatives to swap a notional amount of $580.0 million of debt from floating rate to fixed rate. $253.0 million of these derivatives expired in March 2013 leaving a remaining notional amount of $327.0 million of which $50.0 million expires in November 2013, $41.0 million in August 2014, $45.0 million in October 2015 and the remaining $191.0 million in December 2016.

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

Inflation

With the exception of rising costs associated with the employment of international crews for our vessels and the impact of global oil prices on the cost of lubricating oil, we do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses. For the duration of the Ship Management Agreements, daily operating costs, including the costs of crews and lube oils but excluding insurance and drydocking costs, are capped as discussed elsewhere in this Annual Report.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal controls over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Audit, France, the independent registered public accounting firm that audited our December 31, 2012 consolidated financial statements, as stated in their report which is included herein.

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

During the year ended December 31, 2012 there were no changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting

Item 16.A. Audit Committee Financial Expert

The Board has determined that director and member of the Audit Committee, Angus Frew, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Item 16.C. Principal Accountant Fees and Services

Our principal accountant for 2012 and 2011 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

In 2012 and 2011 the fees for services rendered by the auditors were as follows:

	2012	2011
Audit Fees	$325,400	$351,500
Audit-Related Fees	—	25,900
Tax Fees	23,300	31,800

	$348,700	$409,200

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

Tax Fees

Tax fees for 2012 and 2011 are primarily for tax consultation services.

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

Item 16.H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

2.1	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.1	Agreement and Plan of Merger by and among Marathon Acquisition Corp., GSL Holdings, Inc., Global Ship Lease, Inc. and CMA CGM S.A., dated as of March 21, 2008 (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.2	Amendment, dated as of June 2, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc. (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.3	Second Amendment, dated as of July 3, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., as amended (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

4.4	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.5	First Amendment to Registration Rights Agreement, dated as of February 11,2013, among Global Ship Lease, Inc. (formerly GSL Holdings, Inc.) and CMA CGM S.A. (incorporated by reference to Exhibit 1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on February 28, 2013).

4.6	Founder Warrant Purchase Agreement, dated as of May 11, 2006, between Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 10.8 of Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on June 29, 2006).

4.7	First Supplemental Founder Warrant Purchase Agreement, dated March 18, 2008, between the Marathon Acquisition Corp. and Marathon Investors, LLC (incorporated by reference to Exhibit 4.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.8	Form Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.9	Form of Transitional Services Agreement between Global Ship Lease Services Limited and CMA CGM S.A. (incorporated by reference to Exhibit A-5 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.10	Amended and Restated Asset Purchase Agreement, dated as of December 5, 2007, among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit 10.7 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.11	Form of Second Amended and Restated Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit A-2 to Exhibit 2.1 of Marathon Acquisition Corp’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.12	Credit Facility, dated as of December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 13, 2007).

Exhibit Number	Description
4.13	Addendum No. 1 to Credit Facility, dated December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.14	Addendum No. 2 to Credit Facility, dated February 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on February 10, 2009).

4.15	Waiver Agreement to Credit Facility, dated April 29, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on May 1, 2009).

4.16	Waiver Agreement to Credit Facility, dated June 26, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on June 29, 2009).

4.17	Waiver Agreement to Credit Facility, dated July 30, 2009, between Global Ship Lease, Inc. and Fortis Bank (Nederland) N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on July 31, 2009).

4.18	Amendment and Restatement Agreement to Credit Facility, dated August 20, 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on August 21, 2009).

4.19	Waiver Agreement to Credit Facility, dated November 30, 2011, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., ABN Amro Bank N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on December 1, 2011).

4.20	Waiver Agreement to Credit Facility, dated November 9, 2012, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., ABN Amro Bank N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit III of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on December 1, 2012).

4.21	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.22	Form of Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.23	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.24	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.25	Form of Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.26	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 1015 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

Exhibit Number	Description
4.27	Form of Global Expense Agreement between CMA Ships and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.28	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

Exhibit Number	Description

4.29	Form of Stockholders Agreement among GSL Holdings, Inc., CMA CGM S.A. and Marathon Founders, LLC (incorporated by reference to Exhibit B to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.30	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.31	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.32	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.33	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.34	Memorandum of Agreement for Hull 789 (incorporated by reference to Exhibit 10.26 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.35	Memorandum of Agreement for Hull 790 (incorporated by reference to Exhibit 10.27 of Global Ship Lease, Inc.’s Registration Statement on Form F-1/A (File No. 333-153448) filed on September 18, 2008).

4.36	Agreement in Respect of the Vessel with Builder’s Hull No. YZJ2007-789 dated November 8, 2010 (incorporated by reference to Exhibit III of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 12, 2010).

4.37	Agreement in Respect of the Vessel with Builder’s Hull No. YZJ2007-790 dated November 8, 2010 (incorporated by reference to Exhibit III of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 12, 2010).

8.1	List of Subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

11.1	Code of Ethics (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2012.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/S/ IAN J. WEBBER
Ian J. Webber Chief Executive Officer

Date: April 12, 2013

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

YEAR ENDED DECEMBER 31, 2012

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Ship Lease, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Global Ship Lease, Inc. and its subsidiaries (“the Company”) at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 (b) (i) to the consolidated financial statements, the Company has entered into significant contracts with CMA CGM, a related party and the sole source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

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

April 12, 2013

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	$26,145	$25,814
Restricted cash (note 13)	3	3,027
Accounts receivable	14,417	13,911
Prepaid expenses	795	726
Other receivables	1,165	839
Deferred tax	—	19
Deferred financing costs (note 7)	1,493	1,168

Total current assets	44,018	45,504

Vessels in operation (note 4)	856,394	890,249
Other fixed assets	29	54
Intangible assets – other (note 5)	73	92
Deferred tax	—	10
Deferred financing costs (note 7)	3,166	3,626

Total non-current assets	859,662	894,031

Total Assets	$903,680	$939,535

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long-term debt (note 9)	$50,572	$46,000
Intangible liability – charter agreements (note 8)	2,119	2,119
Accounts payable	5,353	1,286
Accrued expenses	5,419	4,953
Derivative instruments (note 6)	12,225	15,920

Total current liabilities	75,688	70,278

Long-term debt (note 9)	375,104	437,612
Preferred shares (note 13)	44,976	48,000
Intangible liability – charter agreements (note 8)	17,931	20,050
Deferred tax liability	27	—
Derivative instruments (note 6)	23,366	29,395

Total long-term liabilities	461,404	535,057

Total Liabilities	$537,092	$605,335

Commitments and contingencies (note 12)	—	—

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2012	December 31, 2011
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,481,864 shares issued and outstanding (2011 – 47,463,978) (note 13)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2011 – 7,405,956) (note 13)	74	74
Additional paid in capital	352,316	351,856
Retained earnings (accumulated deficit)	13,723	(18,205)

Total Stockholders’ Equity	366,588	334,200

Total Liabilities and Stockholders’ Equity	$903,680	$939,535

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
Operating Revenues
Time charter revenue		$153,205		$156,268		$158,837

Operating Expenses
Vessel operating expenses		45,588		45,517		42,067
Depreciation		40,343		40,131		40,051
General and administrative		5,784		7,384		8,253
Impairment charge (note 5)		—		13,645		17,082
Other operating income (note 10)		(342)		(336)		(389)

Total operating expenses		91,373		106,341		107,064

Operating Income		61,832		49,927		51,773
Non Operating Income (Expense)
Interest income		79		56		185
Interest expense		(21,178)		(20,564)		(23,828)
Realized loss on interest rate derivatives		(18,402)		(19,393)		(16,727)
Unrealized gain (loss) on interest rate derivatives (note 14)		9,725		(881)		(15,322)

Income (Loss) before Income Taxes		32,056		9,145		(3,919)
Income taxes		(128)		(74)		(52)

Net Income (Loss)		$31,928		$9,071		$(3,971)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (note 17)		47,481,766		47,262,549		46,910,604
Diluted (note 17)		47,633,991		47,448,012		46,910,604
Net Income (Loss) in $ per Class A share
Basic (note 17)		$0.67		$0.19		$(0.08)
Diluted (note 17)		$0.67		$0.19		$(0.08)
Weighted average number of Class B common shares outstanding
Basic and diluted (note 17)		7,405,956		7,405,956		7,405,956
Net Income (Loss) in $ per Class B share
Basic and diluted (note 17)	$	nil	$	nil	$	nil

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Cash Flows from Operating Activities
Net Income (Loss)	$31,928	$9,071	$(3,971)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation	40,343	40,131	40,051
Impairment charge (note 5)	—	13,645	17,082
Amortization of deferred financing costs (note 9)	1,250	1,101	1,106
Change in fair value of certain derivative instruments (note 14)	(9,725)	881	15,322
Amortization of intangible liability	(2,119)	(2,119)	(2,119)
Settlements of hedges which do not qualify for hedge accounting (note 14)	18,402	19,393	16,727
Share based compensation (note 15)	460	565	980
(Increase) decrease in receivables and other assets	(810)	(6,952)	1,020
Increase (decrease) in accounts payable and other liabilities	3,958	(823)	(992)
Unrealized foreign exchange loss (gain)	11	(21)	(15)

Net Cash Provided by Operating Activities	83,698	74,872	85,191

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting (note 14)	(18,402)	(19,393)	(16,727)
Cash paid for other fixed assets	—	(59)	(12)
Cash paid for intangible assets	—	(97)	—
Acquisition of vessel purchase options (note 5)	—	—	(13,645)
Cash paid for purchase of vessels, vessel prepayments and vessel deposits	—	—	(1,670)
Costs relating to drydockings	(5,914)	(7,705)	(164)

Net Cash Used in Investing Activities	(24,316)	(27,254)	(32,218)

Cash Flows from Financing Activities
Repayments of debt	(57,936)	(49,157)	(55,423)
Issuance costs of debt	(1,115)	(1,007)	—
Variation in restricted cash (note 13)	3,024	—	—
Repayment of preferred shares (note 13)	(3,024)	—	—

Net Cash Used in Financing Activities	(59,051)	(50,164)	(55,423)

Net Increase(Decrease) in Cash and Cash Equivalents	331	(2,546)	(2,450)
Cash and Cash Equivalents at start of Year	25,814	28,360	30,810

Cash and Cash Equivalents at end of Year	$26,145	$25,814	$28,360

Supplemental Information
Total interest paid	$20,105	$19,518	$22,368
Total income tax paid	$69	$144	$210

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2009	54,086,150	$541	$350,319	$(23,305)	$327,555
Restricted Stock Units (note 15)	—	—	980	—	980
Class A shares issued (notes 13, 15)	450,273	4	(4)	—	—
Net (loss) for the year	—	—	—	(3,971)	(3,971)

Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564
Restricted Stock Units (note 15)	—	—	565	—	565
Class A shares issued (notes 13, 15)	333,511	4	(4)	—	—
Net income for the year	—	—	—	9,071	9,071

Balance at December 31, 2011	54,869,934	$549	$351,856	$(18,205)	$334,200
Restricted Stock Units (note 15)	—	—	460	—	460
Class A shares issued (notes 13, 15)	17,886	—	—	—	—
Net income for the year	—	—	—	31,928	31,928

Balance at December 31, 2012	54,887,820	$549	$352,316	$13,723	$366,588

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Under the merger agreement, Marathon, a U.S. corporation, first merged with its wholly owned Marshall Islands subsidiary, GSL Holdings, Inc. (“Holdings”), with Holdings continuing as the surviving company. Global Ship Lease, Inc., at that time a subsidiary of CMA CGM S.A. (“CMA CGM”), then merged with Holdings, with Holdings again being the surviving company. Holdings was renamed Global Ship Lease, Inc. and became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a) Nature of Operations

The Company owns and charters out containerships. All vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at December 31, 2012 ranging from 0.4 to 13.0 years (see note 11).

The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these consolidated financial statements.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Remaining Charter Duration (years) (3)	Daily Charter Rate
Ville d’Orion (4)	4,113	1997	December 2007	0.4	$9.962
Ville d’Aquarius (5)	4,113	1996	December 2007	0.4	$9.962
CMA CGM Matisse	2,262	1999	December 2007	4.0	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	4.0	$18.465
Delmas Keta	2,207	2003	December 2007	5.0	$18.465
Julie Delmas	2,207	2002	December 2007	5.0	$18.465
Kumasi	2,207	2002	December 2007	5.0	$18.465
Marie Delmas	2,207	2002	December 2007	5.0	$18.465
CMA CGM La Tour	2,272	2001	December 2007	4.0	$18.465
CMA CGM Manet	2,272	2001	December 2007	4.0	$18.465
CMA CGM Alcazar	5,089	2007	January 2008	8.0	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	8.0	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	13.0	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	10.0	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	10.0	$25.350
CMA CGM America	4,045	2006	December 2008	10.0	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	8.7	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	Purchase dates of vessels related to the Company’s time charter business.
(3)	As at December 31, 2012. Plus or minus 90 days, other than Ville d’Orion and Ville d’Aquarius, at charterer’s option.
(4)	A new charter commenced on September 21, 2012 and will expire on May 23, 2013 plus or minus 22 days at charterer’s option.
(5)	A new charter commenced on September 20, 2012 and will expire on May 23, 2013 plus or minus 22 days at charterer’s option.

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

All of the Company’s vessels are chartered to CMA CGM and payments to the Company under the charters are currently its sole source of operating revenue. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under the charters. The container shipping industry is volatile and is currently experiencing a cyclical downturn and many container shipping companies have reported losses.

On February 12, 2013 CMA CGM announced it had finalised its financial restructuring as it had reached agreement with its banks regarding its debt restructuring including a new covenant package taking into account the volatile nature of the container shipping industry. A further part of the restructuring is agreement with the French Fonds Strategique d’Investissement to invest $150 million in bonds redeemable for shares and a further investment by the Yildrim Group of $100 million, also for bonds redeemable for shares.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at December 31, 2012, two periods of charterhire, due on December 1 and December 16, 2012, were outstanding amounting to $12,164. This was received in January 2013. As at close of business on April 11, 2013, the latest practicable date prior to the issuance of these consolidated financial statements, one period of charterhire, due on April 1, 2013, was outstanding amounting to $5,886.

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

A further consequence of the current cyclical downturn is that there have been declines in charter free market values of containerships. Under the terms of the Company’s credit facility, the Leverage Ratio, being the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels which are under charter, cannot exceed 75%. On November 30, 2011, due to the declines in market values, the Company agreed with its lenders a waiver of the requirement to perform the Leverage Ratio test until November 30, 2012.

As the Company anticipated, due to continuing poor industry conditions, that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%, it agreed with its lenders on November 13, 2012, a further waiver for two years of the requirement to perform the Leverage Ratio test. The next scheduled test will be as at December 1, 2014. As a result of the waiver, debt cannot be accelerated for the Leverage Ratio during the waiver period and debt estimated to be payable after one year is classified as non-current in the consolidated balance sheet and the consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

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

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts unless the accounts are subject to legal action, and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed as past-due based on contractual terms. Allowances for doubtful accounts amount to $ nil as of December 31, 2012 (2011: $ nil).

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2012 was $ nil (2011: $ nil and 2010: $525). Other borrowing costs are expensed as incurred.

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

Upon initial purchase, an element of the purchase price of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next dry docking date. Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with a drydocking, including the required regulatory inspection of the vessel, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. All capitalized drydocking costs have been classified within investing activities in the statement of cashflows.

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

The decline in charter free vessel values referred to in note 2(b)(ii) was seen as an indicator of potential impairment of the carrying value of the Company’s vessels. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed as at December 31, 2011. Tests of impairment were also undertaken at September 30, 2011 and December 31, 2010.

The agreement of new charters of two of the Company’s vessels at rates substantially below the previous rates was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at September 30, 2012.

Due to continuing poor industry conditions, a further impairment test on a vessel by vessel basis was performed as at December 31, 2012. No impairment has been recognised as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

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

Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts at each of the test dates disclosed above and accordingly no impairment has been recognised.

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

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value are recognized immediately in the Consolidated Statement of Income within “Unrealized gain (loss) on interest rate derivatives”. Cash settlements of interest rate derivative instruments are recognized immediately in the Consolidated Statement of Income within “Realized loss on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash used in investing activities”.

The fair value of derivatives is presented on the face of the consolidated balance sheet under the line item “Derivative instruments” and is split into current and non-current portions based on the net cash flows expected within one year.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(l)	Deferred financing costs

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

Other comprehensive income (loss), which is reported in the consolidated statement of equity, consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income (loss). Under ASU 2011-05, an entity reporting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. As the Company does not, to date, have other comprehensive income, the accompanying consolidated financial statements only include a consolidated statement of income.

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

The Company’s functional currency is the U.S. dollar as substantially all revenues and a majority of expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet dates. Expenses paid in foreign currencies are recorded at the rate of exchange at the transaction date. Exchange gains and losses are included in the determination of net income (loss).

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

The Company awards restricted stock units to its management and Directors as part of their compensation.

The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

(u)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are flagged in Bahamas, Cyprus and Panama and are liable for tax based on the tonnage of the vessel. The cost, which is included within operating expenses, amounted to $146, $124 and $130 for the years ended December 31, 2012, 2011 and 2010, respectively. The Cyprus subsidiaries are liable for income tax payable on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 24% (2011: 26%, 2010: 28%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recorded assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2012 a deferred tax liability of $27 (2011: deferred tax asset of $29) was recognized relating to stock based compensation costs charged to the consolidated statement of income in respect of unvested shares and timing differences between the carrying amounts of assets for financial reporting purposes and their tax bases.

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

No accounting standards applicable to the Company have been issued since December 31, 2011.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2012	December 31, 2011
Cost	$1,014,367	$1,012,051
Accumulated Depreciation	(158,205)	(122,325)
Drydock expenditure – in progress	232	523

Net book value	$856,394	$890,249

Variations in net book value of vessels including drydocking, are presented below:

	December 31, 2012	December 31, 2011
Opening balance	$890,249	$922,498
Additions in the period	6,444	7,863
Depreciation expense	(40,299)	(40,112)

Closing balance	$856,394	$890,249

As of December 31, 2012 all 17 vessels were pledged as collateral under the credit facility agreement (see note 9).

5.	Intangible Assets

	December 31, 2012	December 31, 2011
Opening balance – vessel purchase options and software development	$92	$13,671
Impairment – vessel purchase options	—	(13,645)
Addition – software development	—	71
Depreciation – software development	(19)	(5)

Closing balance	$73	$92

Vessel Purchase Options

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU newbuildings to terminate the Company’s purchase obligations under contracts entered into in September 2008 and grant the Company options to purchase the vessels one year later. Intangible assets relating to these purchase options were recognised at the fair value of the purchase options on the date of the agreement amounting to $13,645. As a result of this agreement, previously paid vessel deposits amounting to $17,082 were impaired in November 2010.

The purchase options were to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As the Company was unable to obtain committed finance on acceptable terms, the intangible assets relating to these purchase options were written off in the second quarter 2011. The purchase options have lapsed.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Derivative Instruments

The fair value of derivative financial instruments contracted by the Company is as follows:

	December 31, 2012	December 31, 2011
Fair value of interest rate swap hedging instruments —current and non current portions	$35,591	$45,315

As at December 31, 2012 and December 31, 2011, none of the Company’s derivative instruments qualified for hedge accounting.

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

(1)	The swap counterparty had a one time option to cancel the swaps in February 2013 which was not exercised
(2)	The swap counterparties had a one time option to cancel the swaps in March 2013 which was not exercised

As of December 31, 2012 the maximum length of time over which the Company has hedged its interest rate exposure is approximately four years (2011: five years).

7.	Deferred Financing Costs

	December 31, 2012	December 31, 2011
Opening balance	$4,794	$4,874
Expenditure in the period	1,115	1,021
Amortization included within interest expense	(1,250)	(1,101)

Closing balance	$4,659	$4,794

On November, 30, 2011 the Company obtained a waiver until November 30, 2012 from the Leverage Ratio test required under its credit facility (see note 9). The fees and related costs paid amounted to $1,021 and were deferred and are being amortized over the remaining term of the credit agreement.

On November 13, 2012 the Company obtained a further waiver until December 1, 2014 from the Leverage Ratio test. The fees and related costs paid amounted to $1,115 and have been deferred and are being amortized over the remaining term of the credit agreement.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Intangible Liability – Charter Agreements

	December 31, 2012	December 31, 2011
Opening balance	$22,169	$24,288
Amortization in period	(2,119)	(2,119)

Closing balance	$20,050	$22,169

Intangible liabilities relate to management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the merger (see note 1). The intangible liabilities are being amortized for each vessel over the remaining life of the associated charter. The fair value was estimated by management based on its experience with regard to availability of similar vessels, costs to build new vessels and current market demand. The contracted lease rates were compared to the estimated market lease rates for similar vessels. The intangible liabilities were determined by discounting the difference in the projected lease cash flows using a discount rate of 8.0% and the length of the charter as the relevant time period.

Amortization of the intangible liabilities for the 12 initial vessels began on the date following the merger and for the remaining five vessels delivered to the Company after the merger, amortization commenced upon delivery. These intangible liabilities are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

9.	Long Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate until October 2012, when it transferred its exposure to OCM Starfish Debtco S.àr.l. In February 2013, one member of the syndicate novated part of their commitment to the following funds: FPA Hawkeye-7 Fund, FPA Crescent Fund, FPA Hawkeye Fund and FPA Value Partners Fund.

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

Further to an amendment to the credit facility agreed in August 2009, between June 30, 2010 and April 30, 2011, borrowings under the credit facility were repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis, a repayment of $13,816 was made on March 31, 2011.

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

Due to the downturn after April 2011 in charter free market values of containerships, on November 30, 2011 the Company obtained a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. Accordingly from November 30, 2011 (i) the interest margin on borrowings reverted to 3.50% (ii) prepayments of borrowings were made quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis, and (iii) the Company was unable to make dividend payments to common shareholders. Repayments were made of $15,341 on December 30, 2011, $11,788 on March 30, 2012, $12,068 on June 29, 2012 and $23,000 on September 28, 2012.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Long Term Debt (continued)

As the Company anticipated, due to continuing poor industry conditions, that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%, it agreed with its lenders on November 13, 2012, a further waiver for two years of the requirement to perform the Leverage Ratio test. Accordingly, the next scheduled test will be as at December 1, 2014. In the waiver period, the fixed interest margin to be paid over LIBOR is 3.75%, prepayments are based on cash flow, as in the previous waiver, and dividends on common shares cannot be paid. As a result of the new waiver, debt cannot be accelerated for the Leverage Ratio during the waiver period and debt estimated to be payable after one year is classified as non-current in the consolidated balance sheet. It was also agreed that all secured vessels will be included in the Leverage Ratio test, whether they are subject to a charter or not. Under the terms of the new waiver, a repayment of the credit facility was made of $11,080 on December 31, 2012.

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

Long term debt is summarized as follows:

	December 31, 2012	December 31, 2011
Credit facility, at Libor USD + 2.50% to 3.75%	$425,676	$483,612
Less current instalments of long-term debt	(50,572)	(46,000)

	$375,104	$437,612

Based on (i) management’s reasonable estimate of cash flows from January 1, 2013 and (ii) the waiver of the requirement to test the Leverage Ratio until December 1, 2014 at which point it is assumed to be less than 75% meaning that the Company will be able to comply with the leverage ratio covenant at its next measurement date, the estimated repayments in each of the relevant periods are as follows:

Year ending December 31,	December 31, 2012
2013	$50,572
2014	52,441
2015	40,000
2016	282,663

$425,676

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented.

10.	Other Operating (Income) Expense

Other operating (income) expense is summarized as follows:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Sundry shipping income	$(329)	$(327)	$(350)
Other sundry income	(13)	(9)	(39)

	$(342)	$(336)	$(389)

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2012 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2012	December 31, 2011
Current account (below)	$7,077	$2,597

Amounts due to CMA CGM companies presented within liabilities	$7,077	$2,597

Current account (below)	$14,413	$13,911

Amounts due from CMA CGM companies presented within assets	$14,413	$13,911

CMA CGM charters all of the Company’s vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at December 31, 2012 and December 31, 2011 relate to amounts payable to or recoverable from CMA CGM group companies.

The Company has experienced continued and from time to time, increased delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding up to the date of these financial statements. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at December 31, 2012, two periods of charterhire, due on December 1 and December 16, 2012, were outstanding amounting to $12,164. This was received in January 2013. As at close of business on April 11, 2013, the latest practicable date prior to the issuance of these consolidated financial statements, one period of charterhire, due on April 1, 2013, was outstanding amounting to $5,886.

CMA CGM holds all of the Series A preferred shares of the Company. During the year to December 31, 2012, the Company paid CMA CGM dividends on the preferred shares of $1,161 (2011: $1,125, 2010: $1,136). Dividends on preferred shares are included within interest expense.

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2012 of between 0.4 and 13.0 years (see note 2(a)). All the $1,049,240 maximum contracted future charter hire receivable for the fleet set out in note 12 relates to the 17 vessels currently chartered to CMA CGM.

Ship Management Agreement

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap, depending on the vessel, of between $5.4 and $8.8 per day per vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the year ended December 31, 2012 amounted to $1,938 (2011: $1,938, 2010: $1,943).

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for all of its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted future annual charter hire receivable (not allowing for any offhire) for the fleet of 17 vessels as at December 31, 2012, including the two replacement charters entered into in September 2012 as referred to in note 2(a), is as follows:

Year ending December 31,	Fleet as at December 31, 2012
2013	138,781
2014	135,952
2015	135,952
2016	135,013
2017	107,811
Thereafter	395,731

$1,049,240

13.	Share Capital

At December 31, 2012 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. The last quarter for which a dividend was paid was fourth quarter 2008. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 15).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016. They are classified as a long-term liability. The dividend that preferred shareholders are entitled to be paid is presented as part of interest expense.

Total proceeds received in 2008, and recorded as restricted cash, from the exercise of Public Warrants prior to their expiry was $3,027 (December 31, 2011: $3,027). These proceeds were to be used to redeem the Series A preferred shares with a minimum redemption amount of $5,000. As part of the replacement time charters agreed in September 2012 for the Ville d’Aquarius and the Ville d’Orion, the Company accelerated the redemption of 63 Series A preferred shares of $48 each for $3,024.

There are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

14.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company has entered into interest rate swap agreements to manage the exposure to interest rate variability and details of existing interest rate derivatives are set out in note 6. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows. There were no initial payments on derivatives made in the years ended December 31, 2012 and December 31, 2011.

Realized gains or losses from interest rate derivatives are recognized in the consolidated statement of income together with cash settlements. In addition, the interest rate derivatives are “marked to market” at each reporting period end and are recorded at fair values. The unrealized gain on interest rate derivatives for the year ended December 31, 2012 was $9,725 (2011: $881 loss, 2010: $15,322 loss).

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

The Company has determined that the only derivative instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy are its interest rate swap agreements. These are all categorized as Level 2 and at December 31, 2012 there was a liability of $35,591 (2011: $45,315). The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest rates at that date.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

15.	Share-Based Compensation

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

Under the plan, the Company has issued the following share based awards:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant	Actual Fair Value on Vesting
	Management	Directors	date	date
Un-Vested as at January 1, 2010	560,000	150,273	$4.21	n/a
Vested in January 2010	—	(150,273)	1.83	1.46
Granted on March 1, 2010	—	58,511	1.88	n/a
Vested in September 2010	(210,000)	—	4.93	2.67
Vested in October 2010	(90,000)	—	4.93	2.65

Un-Vested as at December 31, 2010	260,000	58,511	$4.23	n/a
Vested in January 2011	—	(58,511)	1.88	5.04
Granted on March 17, 2011	15,000	17,886	6.15	n/a
Vested in September 2011	(206,250)	—	4.84	2.35
Granted on September 2, 2011	150,000	—	3.07	n/a
Vested in October 2011	(68,750)	—	4.84	1.96

Un-Vested as at December 31, 2011	150,000	17,886	$3.40	n/a
Vested in January 2012	—	(17,886)	6.15	1.75
Granted on March 13, 2012	75,000	32,070	3.43	n/a

Un-Vested as at December 31, 2012	225,000	32,070	$3.22	n/a

The restricted stock units granted to three members of management on August 14, 2008 were to vest over a period of three years; with a third vesting each year on the anniversary of the merger. The vesting dates were subsequently amended and a total of 260,000 vested annually during September and October of 2009, 2010 and 2011.

The restricted stock units granted to one member of management on November 12, 2008 were to vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary. The vesting date of both tranches was amended and a total of 40,000 vested in September and October 2009 and the remaining 40,000 vested in September and October 2010.

The restricted stock units granted to Directors on May 18, 2009, March 1, 2010, March 17, 2011 and March 13, 2012 vested in January 2010, January 2011, January 2012 and January 2013 respectively.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

15.	Share-Based Compensation (continued)

Restricted stock units granted to one member of management on March 17, 2011 vested during September and October 2011. The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause.

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

For the grants issued on March 1, 2010, March 17, 2011, September 2, 2011 and March 13, 2012, the fair value at the grant date was the closing price for the common stock on that date. The share value has not been discounted as no dividends were expected to be paid on the common stock at that time.

During the year ended December 31, 2012 the Company recognized a total of $460 (2011: $565, 2010: $980) in respect of share based compensation costs. As at December 31, 2012 there was a total of $260 (2011: $352) unrecognized compensation costs relating to the above share based awards. The remaining costs are expected to be recognized over a period of 21 months.

16.	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives 100% of its revenue from CMA CGM which is exposed to the cyclicality of the container shipping industry.

(ii)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2012 to the extent that substantially all of the amounts are deposited with four banks (2011; four banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the years ended December 31, 2012, December 31, 2011 and December 31, 2010 no dividend was declared. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2012, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 257,070 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation as at the period end. As of December 31, 2012 only Class A and B common shares are participating securities.

For the year ended December 31, 2010 the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have an antidilutive effect. For the years ended December 31, 2012 and December 31, 2011, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17.	Earnings per Share (continued)

(In thousands, except share data)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Class A common shares
Weighted average number of common shares outstanding (B)	47,481,766	47,262,549	46,910,604
Dilutive effect of share-based awards	152,225	185,463	—

Common shares and common share equivalents (F)	47,633,991	47,448,012	46,910,604

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income (loss) available to shareholders	$31,928	$9,071	$(3,971)
Available to:
- Class A shareholders for period	$31,928	$9,071	$(3,971)
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro-rata between Class A and B	—	—	—
Net income (loss) available for Class A (A)	$31,928	$9,071	$(3,971)
Net income (loss) available for Class B (C)	—	—	—
Basic Earnings per share:
Class A (A/B)	$0.67	$0.19	$(0.08)
Class B (C/D)	—	—	—
Diluted Earnings per Share
Net income (loss) available to shareholders	$31,928	$9,071	$(3,971)
Available to:
- Class A shareholders for period	$31,928	$9,071	$(3,971)
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro rata between Class A and B	—	—	—
Net income (loss) available for Class A (E)	$31,928	$9,071	$(3,971)
Net income (loss) available for Class B (G)	—	—	—
Diluted Earnings per share:
Class A (E/F)	$0.67	$0.19	$(0.08)
Class B (G/H)	—	—	—

18.	Subsequent events

There are no subsequent events other than those disclosed elsewhere in these consolidated financial statements.