Form 20-F
period 2013-12-31
Global Ship Lease, Inc.
filed 2014-04-22
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

47,513,934 Class A Common Shares, par value of $0.01 per share

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

GLOBAL SHIP LEASE, INC.

PART I

Special Note Regarding Forward Looking Statements

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

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this Annual Report. The risks described under “Risk Factors” are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this Annual Report.

Unless the context otherwise requires, references to “the company”, “we”, “us” , “our” or “Global Ship Lease” refers to Global Ship Lease, Inc.; “CMA CGM” refers to CMA CGM S.A. and “Ship Manager” refers to CMA Ships, a wholly-owned subsidiary of CMA CGM and our current ship manager. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

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

This historical selected consolidated financial data have been derived from our audited consolidated financial statements and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

This selected financial data should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

(in millions of U.S. dollars, except per share data)
	2013	2012	2011	2010	2009

Statement of Income
Operating revenues:
Time charter revenue (1)	$143.2	$153.2	$156.3	$158.8	$148.7
Operating expenses:
Vessel expenses	(46.0)	(45.6)	(45.5)	(42.1)	(41.4)
Depreciation	(40.4)	(40.3)	(40.1)	(40.1)	(37.3)
General and administrative	(6.0)	(5.8)	(7.4)	(8.3)	(8.7)
Impairment charge (2)	—	—	(13.6)	(17.1)	—
Other operating income	0.4	0.3	0.3	0.4	0.4

Total operating expenses	(92.1)	(91.4)	(106.3)	(107.1)	(87.0)

Operating income	51.8	61.8	49.9	51.8	61.7
Non operating income (expense)
Interest income	—	0.1	0.1	0.2	0.5
Interest expense	(18.8)	(21.2)	(20.6)	(23.8)	(24.2)
Realized (loss) on interest rate derivatives	(14.0)	(18.4)	(19.4)	(16.7)	(13.1)
Unrealized gain (loss) on interest rate derivatives	14.3	9.7	(0.9)	(15.3)	17.9

Income (loss) before income taxes	32.6	32.1	9.1	(3.9)	42.8
Taxes on income	(0.1)	(0.1)	(0.1)	(0.1)	(0.4)

Net income (loss)	$32.5	$31.9	$9.1	$(4.0)	$42.4

Net income (loss) per Class A common share in $
Basic and diluted	0.68	0.67	0.19	(0.08)	0.91
Weighted average number of Class A common shares outstanding
Basic in millions	47.6	47.5	47.3	46.9	46.5
Diluted in millions	47.8	47.6	47.4	46.9	46.8
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	7.4	7.4	7.4

Statement of cash flow
Net cash from operating activities	$74.3	$83.7	$74.9	$85.2	$74.6
Net cash (used in) Investing Activities	(16.6)	(24.3)	(27.3)	(32.2)	(98.4)
Net cash (used in) provided by Financing Activities	(59.3)	(59.1)	(50.2)	(55.4)	28.3

Balance sheet data (at period end)
Total current assets	38.4	44.0	45.5	41.0	44.2
Total vessels	817.9	856.4	890.2	922.5	961.7
Total assets	858.2	903.7	939.5	981.0	1,027.4
Long-term debt (current and non-current portion)	366.4	425.7	483.6	532.8	588.2
Preferred shares(3)	45.0	45.0	48.0	48.0	48.0
Stockholders’ equity	399.5	366.6	334.2	324.6	327.6

Other data (time charter business)
Number of vessels in operation at period end	17	17	17	17	17
Ownership days (4)	6,205	6,222	6,205	6,205	5,968
Utilization (5)	99.5%	98.4%	98.3%	99.9%	98.8%

(1)	This line item reports revenues earned from our chartering business following the purchase of our vessels commencing December 2007.
(2)

On November 8, 2010, we signed agreements with the sellers of two 4,231 TEU container vessels which terminated our purchase obligations totaling $154.8 million. Under the agreements we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel (ii) made a further cash payment of approximately $6.2 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.4 million per vessel. The total value of these items was $29.4 million or $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. The purchase options were to be exercised by September 16, 2011 for one vessel and October 4, 2011 for the other vessel. Under U.S. GAAP, (i) the estimated fair value of the two purchase options was recorded as an intangible asset in the balance sheet of $13.6 million and (ii) the balance of the consideration paid in the transaction amounting to $17.1 million was expensed as an impairment charge in 2010. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As we were not able to obtain committed finance on acceptable terms, the purchase options were allowed to expire.
(3)	Represents the aggregate outstanding liquidation preference on our Series A preferred shares. The Series A preferred shares are mandatorily redeemable in 11 quarterly installments of approximately $4.0 million from August 31, 2016 with a final payment of the remaining amount outstanding on May 31, 2019. They are classified as a long-term liability on our balance sheet. Preferred shareholders are entitled to cash dividends equal to three-month USD LIBOR plus 2.0% of the original liquidation preference which are accounted for as a liability on our balance sheet. Dividends are payable quarterly or at such other times as we may choose. The dividend that preferred shareholders are entitled to is included as part of interest expense. All of the Series A preferred shares are held by CMA CGM.

In addition to the scheduled repayments commencing August 31, 2016, the Series A preferred shares provide for mandatory redemptions upon the occurrence of certain events, including the issuance of equity, issuance of unsecured debt, sale of a vessel and a change of control.

(4)	Ownership days represent the number of days in the period that we owned the relevant vessels.
(5)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days when hire was being earned by the total number of ownership days, with the result expressed as a percentage. Operating days represent the aggregate number of days in the period that the vessels were available and were not off-hire for any reason, including scheduled dry-dockings, breakdowns or repairs. These data are non-U.S. GAAP statistical measures used by management to assess operating performance and are not included in consolidated financial statements prepared under U.S. GAAP.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

We are highly dependent on charter payments from CMA CGM.

All of our vessels are chartered to CMA CGM. CMA CGM’s payments to us under the charters are currently our sole source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligations under the charters. The container shipping industry suffered a significant cyclical downturn in the second half of 2008 and through 2009, with positive industry conditions returning in 2010. The container shipping industry suffered a further cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012 and 2013, however, the industry remains under pressure due to oversupply of container ship capacity. We have experienced continued and, from time to time, increased delays in receiving charterhire payments from CMA CGM. Since January 1, 2012, between one and three installments have been outstanding at any one time, which under the charter contracts are due to be paid every 15 days in advance. As at December 31, 2013, one period of charterhire was outstanding, amounting to $6.1 million.

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

We are dependent on third parties to manage our ships.

All of our vessels are managed by a third party, CMA Ships, a wholly owned subsidiary of CMA CGM, which, for an annual management fee of $123,000 per vessel, is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. Our ship management agreements with CMA Ships may be terminated by either party on two months written notice. In the future, CMA Ships may demand a higher fee or other more favorable terms in consideration for its services or decide to terminate its agreements with us. The prices or terms of new ship management agreements with CMA Ships or an alternate provider may be significantly less favorable to us than the terms of our existing ship management agreements.

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

Circumstances beyond their control could impair CMA CGM’s and CMA Ships’ financial position, and because they are privately held companies, limited information about their financial position is publicly available. As a result, we and an investor in our securities might have little advance warning of financial or other difficulties affecting CMA CGM or its wholly owned subsidiaries even though their financial or other difficulties could have a material adverse effect on us.

CMA CGM and CMA Ships have conflicts of interest with us which may make them favor their own interests to our detriment.

As at December 31, 2013, CMA CGM owned approximately 44.45% of our outstanding common stock. Accordingly, CMA CGM has the power to exert considerable influence over our actions and its concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination, which could have an adverse effect on the price of our common stock. In addition, the standstill provisions of the stockholders agreement entered into between us, CMA CGM and Marathon Founders, LLC, at the time of the Merger, expired on August 14, 2013. Accordingly, CMA CGM is no longer precluded from acquiring additional shares of our common stock or initiating changes to our board of directors. CMA CGM has recently requested us to add two additional directors to our board with those seats to be filled by their nominees. Our discussions are ongoing. Under our bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) the interested director’s relationship or interest as to the contract or transaction must be disclosed to the board of directors and such contract or transaction is authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction is specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by the board of directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

Moreover, conflicts of interest may also arise between us, on the one hand, and CMA CGM, our charterer, or CMA Ships, our Ship Manager, on the other hand. As a result of these conflicts, CMA Ships may favor its own or its parent company’s interests over our interests. These conflicts may have unfavorable consequences for us. Although our ship management agreements expressly prohibit CMA Ships from giving preferential treatment when performing any of its ship management services to any other vessel that is affiliated with it, or otherwise controlled by CMA CGM, conflicts of interest may arise between us, and our Ship Manager and our charterer. These risks may be exacerbated in the event that CMA CGM elects to exert more influence in the management of our business through board representation, acquiring additional shares of our common stock or otherwise.

Our financial reporting is dependent on CMA Ships.

Under the ship management agreements with CMA Ships, CMA Ships is obliged to provide us with requisite financial information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. CMA Ships and its parent company CMA CGM are privately held corporations with financial reporting arrangements different from ours. If CMA Ships or any of its affiliates is delayed in providing us with key financial information, we could fail to meet our financial reporting deadlines, which could lead to regulatory sanctions being imposed on us and cause us to default on reporting covenants under our financing agreements. Any such results may have a material adverse effect on our results of operation, financial condition and reputation.

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

The initial charters, the ship management agreements and the other contractual agreements we have entered into with CMA CGM and its wholly owned subsidiaries were made during an affiliated relationship in the context of a previously contemplated public offering of our Class A common shares in 2007, the Merger in August 2008 and other related transactions. Further, the new charters that came into effect after September 2012 for Ville d’Aquarius and Ville d’Orion were also agreed with CMA CGM, a significant shareholder and related party. Our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties.

Our growth depends on our ability to purchase further vessels, obtain new charters and maintain our relationship with CMA CGM. We will require additional financing to be able to grow and will face substantial competition.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies potentially including CMA CGM. Acquisition of vessels will be challenging as, inter alia, we will need to obtain additional financing in order to complete vessel purchases. Due to the continuing effects on the banking sector of the economic downturn and the severe cyclical downturn in the container shipping industry, financing for investment in containerships, whether newbuildings or existing vessels, is severely limited. Further, the cost of any available financing has increased significantly. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value advance ratios, shortened loan terms and accelerated repayment schedules. The actual or perceived credit quality of our charterers and proposed charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

The process of obtaining further vessels and new charters is highly competitive. The purchase of vessels and gaining of new charters depends on a variety of factors relating to the vessel owner, including:

•	competitiveness of overall price;

•	availability of committed financing;

•	containership leasing experience and quality of ship operations (including cost effectiveness);

•	shipping industry relationships and reputation for reliability, customer service and safety;

•	quality and experience of seafaring crew;

•	ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths for newbuildings; and

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications.

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

The time charters for two of our 17 containerships will expire as early as April 2014. While we generally expect to be able to obtain new time charters for our vessels within a reasonable period prior to their expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, the supply/demand balance for containerships has been under pressure since late 2008 with a significant number of vessels idle and charter rates in the spot market depressed and we may not be able to secure charter rates at the same level as the current time charters. If we are unable to obtain new time charters for these containerships at favorable rates or are unable to secure new charters at all it could have a material adverse effect on our business, results of operations and financial condition.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As at March 19, 2014, we had $465.0 million of total debt and other long term liabilities outstanding, including $420.0 million of secured indebtedness (all of which is represented by our 10.000% first priority secured notes due 2019 (the “notes”)) and $45.0 million aggregate liquidation preference of preferred shares, and we had availability of $40.0 million under our senior secured revolving credit facility (the “revolving credit facility”).

Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of our cash flows from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the revolving credit facility and notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

Despite our indebtedness levels, we may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and our revolving credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. In addition, the indenture governing the notes and our revolving credit facility will not prevent us from incurring obligations that do not constitute indebtedness thereunder. Our covenants also permit us to incur substantial non-recourse indebtedness in subsidiaries that do not guarantee our obligations under our notes.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The indenture governing the notes and our revolving credit facility contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase their capital stock or make other restricted payments and investments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with affiliates;

•	merge, consolidate or sell all or substantially all of our properties and assets;

•	create or designate unrestricted subsidiaries; and

•	impair the security interests.

In addition, the restrictive covenants in the revolving credit facility require us to satisfy certain financial condition tests at the risk of default or reduction and cancellation of certain commitments under the revolving credit facility. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

Due to the restrictive covenants under our revolving credit facility, we may need to seek consent from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of our revolving credit facility, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our revolving credit facility, the lenders could elect to declare all amounts outstanding under our revolving credit facility to be immediately due and payable. Such actions by the lenders could cause cross defaults under the indenture governing our notes.

Substantially all of the assets currently owned by us serve as security under our revolving credit facility and for our notes. If our operating performance declines, we may be required to obtain waivers from the lenders under the revolving credit facility to avoid default thereunder. If we are not able to obtain a waiver from the lenders under the revolving credit facility, the lenders could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterer’s or our cash flow.

If we default under our revolving credit facility or on our notes, our lenders under our credit agreement and/or holders of our notes who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and demand for available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity;

•	the cost of newbuildings;

•	governmental or other regulations; and

•	the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Additionally, under our current time charter agreements, the charterer has a right of first refusal should we decide to sell the vessel during or at the end of the charter period. If they do not exercise this right, we are entitled to sell the vessel, subject to their prior approval, which cannot be unreasonably withheld. We may be forced to sell our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Our vessels may be subject to extended periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the time charters for our vessels, when the vessel is not available for service, and is “off-hire,” the charterer generally is not required to pay the hire rate, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

•	any drydocking for repairs, maintenance or classification society inspection;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•	any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in CMA CGM’s lost time;

•	crewing labor boycotts or certain vessel arrests;

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

•	the vessel’s declared performance speed is reduced or fuel consumption is increased by more than 5%; or

•	the vessel is requisitioned by any government or governmental authority.

Additionally, the charterer may have the right to terminate the charter agreement under a number of circumstances, such as, if:

•	a vessel in the current fleet is off-hire for more than 90 consecutive days and the vessel is free of cargo;

•	the charterer informs us of a default under the charter, and the default is not rectified within 60 days of such notice;

•	there is a total (actual or constructive) loss of the vessel;

•	the vessel is requisitioned by any government or governmental authority; or

•	a vessel’s declared performance speed is reduced or fuel consumption increased in excess of 10% over a continuous period of 30 days, and the reason is within our or the vessel’s control.

We may be unable to make or realize expected benefits from acquisitions of vessels or container shipping-related assets, and implementing our growth strategy through acquisitions which may harm our business, financial condition and operating results.

Our growth strategy includes, among other things, selectively acquiring secondhand and, potentially, newbuilding vessels and we may also seek to diversify our asset base by acquiring containers and other container shipping-related assets if an attractive investment opportunity presents itself in the future. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and obtaining the necessary resources to manage an enlarged business. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ any acquired vessels under long-term charters, that we will be able to purchase secondhand vessels or newbuildings at satisfactory prices or obtain ship management agreements with similar or better terms than those we have obtained from CMA Ships, that we will be able to purchase containers and subsequently lease them out at satisfactory prices or that we will not incur significant expenses and losses in connection with our future growth.

Factors that may limit our ability to acquire additional vessels and container shipping-related assets include competition from other owners and lessors, availability of financing, shipyard capacity for newbuildings and the limited number of modern vessels with appropriate characteristics not already subject to existing long-term or other charters. Competition from other purchasers could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or container shipping-related assets may not be profitable to us and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to obtain financing, ship management agreements and charters on acceptable terms;

•	be unable, including through our ship managers, to hire, train or retain qualified shore and seafaring personnel to manage and operate our enlarged business and fleet;

•	fail to realize anticipated benefits of cost savings or cash flow enhancements;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or by additional repayments of debt;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

•	incur or assume unanticipated liabilities, losses or costs associated with the vessels acquired.

Should we expand our business or provide services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate if we expand the size of our fleet or begin to lease containers, and attempts to improve those systems may be ineffective. In addition, we may need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or begin to lease containers, and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations and financial condition may be harmed.

We are exposed to risks associated with the purchase and operation of secondhand vessels.

Secondhand vessels typically do not carry warranties as to their condition at the time of acquisition. While we would generally inspect secondhand containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of the vessel’s condition as if it had been built for and operated by us during its life. Future repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for equivalent vessels of which we have had direct experience. These additional costs could decrease our cash flow and reduce our liquidity. There can be no assurance that market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of the economic lives of such vessels.

We may not perform underwater inspections of vessels prior to purchase.

Although we would perform physical inspections of any vessels prior to their purchase, we may not undertake any underwater inspections. As a result, we will not be aware of any damage to a vessel that may have existed at the time of purchase and which could only be discovered through an underwater inspection. However, if any damage is subsequently found, we could incur substantial costs to repair the damage which would not be recoverable from the sellers.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting organizations have proposed the elimination of allowing operating leases to not be recorded on the balance sheet. The proposals are still under discussion. The date for implementation is now unlikely to be before 2016. If the proposals are adopted as currently proposed, they would have the effect of bringing most off-balance sheet operating leases, including time charters, onto a lessee’s balance sheet as liabilities. This proposed change could affect charterers by causing them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

We must make substantial expenditures to maintain our fleet and to acquire vessels.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these maintenance expenditures from operating cashflow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including to maintain our fleet, with borrowings under our revolving credit facility or otherwise find alternative sources of financing. Such alternatives may not be available on economic terms or at all.

As our fleet ages, we may incur increased operating costs, which would adversely affect our earnings.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications, or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives. Our current fleet of 17 vessels as at December 31, 2013 had an average age weighted by TEU capacity of 9.8 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 17 containerships as at December 31, 2013, had an average age weighted by TEU capacity of 9.8 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us.

Our current performance and future success depend to a significant extent upon our Chief Executive Officer, Ian J. Webber, our Chief Financial Officer, Susan J. Cook, our Chief Commercial Officer, Thomas A. Lister and our Chief Technical Officer, Vivek Puri. Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri have approximately 100 years of cumulative experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and members of the board of directors are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

Rising fuel prices may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters,that cost will affect the level of charter rates that charterers are prepared to pay.

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to pay dividends or make other distributions or payments to us will be subject to the availability of profits or funds for such purpose which, in turn, will depend on the future performance of the subsidiary concerned which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond its control. Additionally, the ability of our subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by English, Marshall Islands or Cypriot law or the laws of any jurisdiction which regulates the payment of dividends by companies. Applicable tax laws may also subject such payments to further taxation. Applicable law may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. Limitations on our ability to transfer cash among and within our group may mean that even though we, in aggregate, may have sufficient resources to meet our obligations, we may not be permitted to make the necessary transfers from one entity in our group to another entity in our group in order to make payments on our obligations. Therefore, if we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends, including on our preferred shares, or meet our debt service obligations or our other liabilities.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars and some of our expenses are denominated in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, thereby decreasing our net income. We have not hedged any of this exposure and our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. Future declines in the U.S. dollar versus other currencies could have a material effect on our operating expenses and net income.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The shipping industry has inherent operational risks. Although we carry hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes coverage for environmental damage and pollution) and other insurances commonly used by vessel owners, we may not be adequately insured against all risks or our insurers may not pay every claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a replacement vessel in the event of a total or constructive total loss in a timely manner. Further, under our revolving credit facility and the indenture that governs our notes, we are subject to restrictions on the use of any proceeds we may receive under claims in the event of a total or constructive total loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas” which may be subject to higher risk of piracy, war or terrorism. We cannot be certain that our insurers will continue to provide such cover, or that we will be able to recover these increased costs from our charterers. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

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

We cannot assure you if and when we will resume paying dividends.

We have not paid dividends since March 2009. Subject to the limitations contained in our revolving credit facility, the indenture governing our notes and other contractual obligations, we may resume the distribution of a portion of our cash flow to our shareholders, while retaining the remaining cash flow for reinvestment in our business, to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by our board of directors. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors.

The international containership and containership leasing industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

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

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the U.S.. However, there have been very few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Risks Relating to Our Industry

Our growth and long term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile. It has recently experienced a severe cyclical downturn from mid 2008 through 2009, favorable conditions in 2010 and a further severe downturn in 2011 with over supply of capacity continuing through 2013.

The container shipping industry is cyclical, showing significant volatility in vessel values, freight rates, charter rates and financial performance. For example, containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the global economic crisis began to affect global container trade, driving charter rates to 10 year lows. In 2010, due to improved economic conditions and increased demand for container shipping services, containership charter rates improved significantly although they remain generally below long term averages. Since 2010, due to poor economic conditions and an excess of containership capacity, charter rates again fell in 2011 with oversupply of capacity continuing through 2013.

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

Our ability to recharter our containerships upon the expiration or termination of their current charters, which will be as early as April 2014 for two vessels, and the charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy emerged in 2008 and continued into 2009, and although there has been some improvement from 2010, the global economy remains fragile. The global economy is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Cyprus, Greece, Ireland and Portugal, have significantly weakened the Euro zone, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S., and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

We anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slowed or negative economic growth in the future, then this may exacerbate the effect of the significant downturns in the economies of the U.S. and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of sovereign debt defaults by European Union member countries, including Cyprus, Greece, Ireland and Portugal, and the possibility of market reforms to float the Chinese Renminbi, either of which development could weaken the Euro against the Chinese Renminbi, could adversely affect consumer demand in the European Union. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in world financial markets and the resulting governmental action in the U.S. and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

The U.S. and other parts of the world, including the Euro zone, have exhibited very weak economic trends since 2008. The credit markets in the U.S. and elsewhere have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state and other governments have implemented and are also considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. SEC, other regulators, self regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

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

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterer’s container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the U.S. and Europe. Any reduction in or hindrance to the output of China based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. Furthermore, if China was to permit the Renminbi to float to a free market rate of exchange, it is widely anticipated that the Renminbi would appreciate significantly in value against the U.S. dollar. An increase in the value of the Renminbi may negatively impact the U.S.’ demand for imported goods, many of which are shipped in containerized form. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

We may incur realized and unrealized losses and impairments in connection with declining containership values and/or in connection with vessel dispositions.

Containership values can fluctuate substantially over time. Containership values have decreased significantly since late 2008 and have remained at depressed levels, generally below long term averages. A number of factors may contribute to a decrease in the market value of containerships, including:

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

Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in Item 5.A. “Operating and Financial Review and Prospects—Results of Operations—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

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

While the size of the containership orderbook has declined over the last three years, the containership newbuilding orderbook as at December 31, 2013 represented approximately 22% of the total on the water fleet capacity. Further containerships are likely to be ordered. Delivery of newly built containerships will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

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

Piracy is an inherent risk in the operation of ocean-going vessels and particularly affects vessels operating in specific regions of the world such as the South China Sea, the Gulf of Aden, the Arabian Sea, off the coast of West Africa and especially off the coast of Somalia. In recent years, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Generally, we do not control the routing of our vessels which is determined by the charterer. Pirate attacks on any of our vessels could result in loss of life, the kidnapping of crew or the theft, damage or destruction of vessels or of containers or cargo being transported thereon. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterer’s business, impairing its ability to make payments to us under our charters.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks, such as the attacks on the U.S. on September 11, 2001, and in Mumbai on November 26, 2008 and the continuing response of the U.S. and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition from increased security costs and more rigorous inspection procedures at borders and ports. From time to time acts of terrorism, regional conflict and other armed conflict around the world, may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks targeted at oceangoing vessels may also negatively affect our future operations and financial condition from, for example, increased insurance costs, and directly impact our containerships or our charterer. Future terrorist attacks could result in increased market volatility or even a recession in the U.S. or elsewhere or negatively affect global financial markets, and could further increase inspection and security requirements and regulation that could slow our operations and negatively affect our profitability. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could have a material adverse effect on our results of operations and financial condition.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and in countries identified by the U.S. government as state sponsors of terrorism. In addition, as a result of actions taken by our charterers, we may be deemed to have engaged in financial transactions that are prohibited by such sanctions or embargoes. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which amended the Iran Sanctions Act of 1996. Among other things, CISADA introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits U.S. persons from engaging in transactions or dealings with foreign individuals or entities that (1) have violated, attempted to violate, conspired to violate or caused a violation of any sanctions in effect against Iran or Syria, (2) facilitated any deceptive transactions for or on behalf of any person subject to U.S. sanctions concerning Iran or Syria, or (3) are owned or controlled by, or are acting on behalf of, any such person or entity subject to sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be evading foreign sanctions under Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which expanded the range of Iran-related activities that expose third parties to sanctions created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the U.S. to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

To the best of our knowledge, none of our vessels have called at ports in Iran, Syria, Sudan or Cuba since January 1, 2012, nor have we provided any services or products to Iran, Syria, Sudan and Cuba, or entered into any agreements, commercial arrangements or had any contact with the governments of, or entities controlled by the governments of, the aforementioned countries, during this time period. Additionally, to the best of our knowledge, we have not since January 1, 2012 directly provided any services or products to Iran, or entered into any agreements, commercial arrangements or had any contact with the government of, or entities controlled by the government of Iran.

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

It may not be possible for some of our vessels to call on Turkish ports due to the Turkish embargo on Cypriot flag vessels and vessels owned by Cypriot companies.

In 1987 the Turkish Government introduced certain restrictive measures against Cypriot flag vessels prohibiting such vessels to call on Turkish ports. In 1997 the restrictive measures were extended and since then they apply not only against Cypriot flag vessels but also against vessels registered under a foreign flag (of any nationality) sailing to Turkish ports directly from any Cypriot port under the effective control of the Republic of Cyprus or against vessels of any flag related to the Republic of Cyprus in terms of ownership or ship management. Cypriot vessels will be allowed passage through the Turkish Straits (Bosphorus) with or without pilot but no other services or provisions will be given, including bunker supply. Currently, 16 of our 17 vessels are owned by Cypriot companies and of these 11 are Cyprus flagged. Whilst the restrictive measures remain in place, our vessels which are either Cypriot flagged or owned by a Cypriot company may not call on Turkish ports. This may restrict the use of Cypriot ports by our charterers and may have an effect on the possible operation of our vessels by them in the Eastern Mediterranean and the Black Sea.

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

We are exposed to significant risks in relation to compliance with anti-corruption laws and regulations.

Our business entails numerous interactions with government authorities, including port authorities, health, safety, and environment authorities, labor and tax authorities and customs and immigration authorities. Furthermore, at our charterer’s direction, our vessels call at ports throughout the world, including in some countries where corruption is endemic. Although we have strict and adequate procedures prohibiting our employees or persons associated with us from making unlawful payments to government officials, we cannot guarantee that such payments may not be made despite our procedures and without our approval. In such case, such payments may be deemed to have violated anti-corruption laws potentially applicable to us, including the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act. Both civil and criminal penalties may be imposed on us as a result of violations of anti-corruption laws, and such penalties could have a significant impact on our reputation, business and financial condition.

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

Governments could requisition our vessels during a period of war or emergency without adequate compensation, which under most of our time charter agreements would permit the customer to terminate the charter agreement for that vessel.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would likely be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Additionally, under most of our time charter agreements, if a vessel is requisitioned, our customer has the option to terminate the charter agreement within 14 days of receipt of notice of the requisition. Government requisition of one or more of our vessels may negatively impact our revenues and cash flow.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. See Item 4.B. “Information on the Company—Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, Lloyd’s Register and Germanischer Lloyd, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

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

In addition, significant compliance costs could be incurred due to existing environmental laws and regulations and those that may be adopted, which could require new maintenance and inspection procedures and new restrictions on air emissions from our containerships, the development of contingency arrangements for potential spills and/or obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become increasingly strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships, among other events, could have a material adverse impact on our business, financial condition and results of operations. For additional information on these and other environmental requirements, you should review the information contained in Item 4.B. “Information on the Company—Business Overview—Environmental and Other Regulations.”

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

Since the events of September 11, 2001, U.S. authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, which would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels.

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

Depending on the outcome of an ongoing European Union investigation of container liner companies related to potential antitrust violations, our growth, results of operations and our ability to charter our vessels may be reduced.

The European Commission is conducting investigations of certain major container liner companies, including CMA CGM, related to potential violations of European Union competition (antitrust) rules. Although we have no basis for assessing the outcome of these investigations, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make CMA CGM or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations and financial condition. In addition, any significant financial penalties arising from these or similar investigations could reduce the ability of CMA CGM or future customers to make charter payments to us, which likewise could harm our business, results of operations and financial condition.

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

We are a “foreign private issuer” under the securities laws of the U.S. and the rules of the NYSE. Under the securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.

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

Risks Related to Tax Matters

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which would reduce our cash flow.

We do not expect to be engaged in a U.S. trade or business. In the case of a foreign corporation that is not so engaged, the Internal Revenue Code of 1986, as amended (the “Code”), imposes a 4% U.S. federal income tax (without allowance of any deductions) on 50% of the corporation’s gross transportation income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless the corporation qualifies for the exemption provided in Section 883 of the Code. The imposition of this tax could have a negative effect on our business, financial condition and results of operations. Under the charter agreements, the charterer has agreed to provide reimbursement for any such taxes as the charterer determines where each vessel trades.

We will qualify for the exemption under Section 883 if, among other things, our stock is treated as primarily and regularly traded on an established securities market in the U.S. However, under the Treasury regulations, our stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders who actually or constructively own at least 5% of our stock (“5% shareholders”), own, in the aggregate, 50% or more of our stock, unless a sufficient amount of our stock is owned by 5% shareholders that are considered to be “qualified shareholders” to preclude non-qualifying 5% shareholders from owning 50% or more of the total value of our stock held by the 5% shareholders group.

Generally, a 5% shareholder is a qualified 5% shareholder only if the 5% shareholder is an individual who is a resident of a qualified foreign country, the government of a qualified foreign country, a foreign corporation organized in a qualified foreign country that meets the “publicly-traded” test discussed herein, a non-profit organization organized in a qualified foreign country or an individual beneficiary (resident in a qualified foreign country) of a pension plan administered in or by a qualified foreign country. Generally, a foreign country is a qualified foreign country if it grants an equivalent exemption from tax to corporations organized in the U.S..

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2013, and expect to qualify for 2014. However, it is possible that our ownership may change such that qualified 5% shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% shareholders from owning 50% or more of the total value of our stock held by the 5% shareholders group.

Such an ownership change, and certain other requirements for our stock to be treated as primarily and regularly traded on an established securities market, will be outside of our control and, as a result, no assurances can be provided that our stock will be so treated for any year. Moreover, since the availability of the Section 883 exemption depends on other matters over which we have no control, we can give no assurances that we will, or will continue to, qualify for the Section 883 exemption. See Item 10.E. “Additional Information—Taxation —Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the U.S. federal income tax rules related to Section 883.

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

Certain adverse U.S. federal income tax consequences could arise for U.S. holders.

Shareholders of a “passive foreign investment company,” or PFIC, that are U.S. persons within the meaning of the Code, which we refer to as “U.S. shareholders,” are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from a PFIC and the gain, if any, they derive from the sale or other disposition of their shares in a PFIC (as discussed below). In addition, dividends paid by a PFIC do not constitute qualified dividend income and, hence, are ineligible for the preferential rate of tax that applies to qualified dividend income.

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

If the IRS were to determine that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Distributions paid by us with respect to our shares will not constitute qualified dividend income if we were a PFIC in the year we pay a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, our U.S. shareholders (other than shareholders who have made a “qualified electing fund” or “mark-to-market” election) will be subject to special rules relating to the taxation of “excess distributions”—with excess distributions being defined to include certain distributions we may make on our Class A common shares as well as gain recognized by a U.S. holder on a disposition of our Class A common shares. In general, the amount of any “excess distribution” will be allocated ratably to each day of the U.S. holder’s holding period for our Class A common shares. The amount allocated to the current year and any taxable year prior to the first taxable year for which we were a PFIC will be included in the U.S. holder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which we were a PFIC, the tax imposed for the current year will be increased by the “deferred tax amount,” which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See Item 10.E. “Additional Information—Taxation —Tax Consequences of Holding Class A Common Shares—Consequences of possible passive foreign investment company classification” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we were treated as a PFIC (including those applicable to U.S. shareholders who make a qualified electing fund or mark-to-market election).

We may be subject to taxation on all or part of our income in the United Kingdom, which could have a material adverse effect on our results of operations.

If we or our vessel owning subsidiaries were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 26% for the year ended March 31, 2012, 24% for the year ended March 31, 2013, 23% for the year ending March 31, 2014 and 21% for the year ending March 31, 2015 and 20% thereafter. We and our vessel owning subsidiaries are strategically managed and controlled from outside the United Kingdom and have restricted activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

We do not believe that we or our vessel owning subsidiaries are residents of the United Kingdom, or that we or our vessel owning subsidiaries have permanent establishments in the United Kingdom. However, because some administrative and executive services are provided to us or our vessel owning subsidiaries by a subsidiary company located in the United Kingdom and certain of our directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we or our vessel owning subsidiaries are subject to UK corporate tax on all of our income, or on a greater portion of our income than we currently expect to be taxed. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially adversely affected.

We may be subject to taxes which will reduce our cash flow.

We and our vessel owning subsidiaries are subject to tax in certain jurisdictions in which we are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority, or a change in law in a jurisdiction in which we operate (including Cyprus, where a number of our vessel owning subsidiaries are entered in Cyprus’ tonnage tax regime), could result in additional tax imposed on us, further reducing the cash available for distribution.

Item 4. Information on the Company

A. History and Development of the Company

We are a Republic of the Marshall Islands corporation that owns a fleet of modern containerships of a range of sizes. Our business is to charter out our fleet under long-term, fixed-rate charters to reputable container shipping companies to generate stable revenues and predictable cashflows.

We were formed in 2007 to purchase and charter back containerships then owned or to be purchased by CMA CGM, the third largest containership operator in the world. We acquired our current fleet of 17 containerships from CMA CGM between December 2007 and August 2009. All of the vessels were time chartered to CMA CGM for initial terms between five and 17 years. Two of the initial charters expired in September 2012 and were renewed with CMA CGM as charterer for approximately eight months. The charters were further renewed from May 1, 2013 and expire as early as April 2014. On January 31, 2014, CMA CGM gave notice of re-delivery of these two vessels, reserving its right to re-deliver them in the first half of April 2014. The TEU weighted average remaining term of our charters was 6.5 years at December 31, 2013 and TEU weighted average age was 9.8 years. Our management team undertakes all management of our fleet and supervises the day-to-day technical ship management of our vessels which is currently provided by CMA Ships, a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements, with an agreement to cap the reimbursement by us of expenses incurred on our behalf.

On March 21, 2008, Global Ship Lease entered into a merger agreement pursuant to which Marathon and Global Ship Lease, then a subsidiary of CMA CGM, merged with and into GSL Holdings, Inc. (“GSL Holdings”), Marathon’s newly-formed wholly owned Marshall Islands subsidiary, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, “Merger”). The Merger was consummated on August 14, 2008.

Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, 1,000 Series A preferred shares, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25, and $18,570,135 in cash. The rights of holders of Class B common shares are identical to those of holders of Class A common shares subject to meeting certain tests, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to the fourth quarter of 2008 and their dividend rights were subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The Class B common shares remain subordinated. The Class C common shares automatically converted into Class A common shares on a one-for-one basis on January 1, 2009. The warrants to acquire Class A shares at an exercise price of $9.25 expired in September 2013. Pursuant to the Merger, CMA CGM holds approximately 45% of our outstanding common shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”

Our Class A common shares are listed on the NYSE under the symbol “GSL”.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is 44 (0) 20 7869 8006.

B. Business Overview

Recent Developments

On March 19, 2014, we completed a private placement of $420.0 million aggregate principal amount of 10.000% first priority secured notes due 2019. In connection with the private placement, on March 19, 2014, we also entered into a $40.0 million senior secured revolving credit facility. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity, working capital and dividends—Indebtedness”. We used a portion of the net proceeds of the notes to repay all outstanding borrowings under, and terminate, our previous senior secured credit facility (the “Previous Credit Facility”), to terminate our interest rate swap agreements and to pay related fees and expenses. We intend to use the remaining net proceeds of the notes for general corporate purposes. We refer to these transactions collectively as the “Transactions.”

Our Fleet

Our fleet, as of December 31, 2013, consisted of 17 containerships with an aggregate capacity of 66,349 TEU and a TEU weighted average age of approximately 9.8 years and a non-weighted average age of 10.9 years.

The table below provides information about our current fleet. Each vessel is on charter to CMA CGM:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Purchase by GSL	Remaining Charter Term (1) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion (2)	4,113	15,904	1997	Dec 2007	0.3	April 1, 2014	7,000
Ville d’Aquarius (2)	4,113	15,887	1996	Dec 2007	0.3	April 1, 2014	7,000
CMA CGM Matisse	2,262	11,676	1999	Dec 2007	3.0	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	11,676	1999	Dec 2007	3.0	Sept 12, 2019	15,300
Delmas Keta	2,207	11,731	2003	Dec 2007	4.0	Sept 20, 2017	18,465
Julie Delmas	2,207	11,731	2002	Dec 2007	4.0	Sept 11, 2017	18,465
Kumasi	2,207	11,731	2002	Dec 2007	4.0	Sept 21, 2017	18,465
Marie Delmas	2,207	11,731	2002	Dec 2007	4.0	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	11,742	2001	Dec 2007	3.0	Sept 20, 2019	15,300
CMA CGM Manet	2,272	11,742	2001	Dec 2007	3.0	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	20,087	2007	Jan 2008	7.0	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	20,100	2007	Jan 2008	7.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	38,577	2008	Dec 2008	12.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	17,272	2006	Dec 2008	9.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	17,355	2006	Dec 2008	9.0	Sept 16, 2022	25,350
CMA CGM America	4,045	17,355	2006	Dec 2008	9.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	26,776	2001	Aug 2009	7.7	May 28, 2021	34,000

(1)	As at March 31, 2014. Plus or minus 90 days at charterer’s option, except Ville d’Orion and Ville d’Aquarius, which are plus or minus 30 days at charterer’s option.
(2)	We currently expect that one vessel will be re-delivered towards the end of April 2014 and the other towards the end of May 2014.

On January 31, 2014, CMA CGM issued notices of redelivery for Ville d’Orion and Ville d’Aquarius. These gave CMA CGM the right to redeliver the vessels as early as between April 1 and April 15, 2014, on the expiration of the current charters, but does not preclude potential charter extension. If an extension to the charters is not agreed, depending on market conditions, we may seek employment of these vessels with another charterer, lay them up or effect a sale.

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

Initial Term

Each of the vessels in our current fleet is subject to a time charter with CMA CGM based on standard industry terms. We have separate subsidiaries to own each vessel in our fleet. We guarantee the obligations of each of our subsidiaries under the charters. Each of our initial charters commenced on each vessel’s delivery. Due to different delivery dates and durations, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to rechartering risk upon expiration of our initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters had initial terms of five to 17 years (plus or minus 90 days at charterer’s option).

New charters

The initial charters for two of our vessels, Ville d’Aquarius and Ville d’Orion expired in September 2012. New charters were put in place with CMA CGM until May 23, 2013 plus or minus 22 days at the charterer’s option. Further charters were entered into with effect from May 1, 2013 until April 30, 2014 plus or minus 30 days at the charterer’s option. On January 31, 2014, CMA CGM issued notices of redelivery for Ville d’Orion and Ville d’Aquarius. This gives CMA CGM the right to redeliver the vessels between April 1 and April 15, 2014, on the expiration of the current charters, but does not preclude potential charter extension. If an extension to the charters is not agreed, depending on market conditions, we may seek employment of these vessels with another charterer, lay them up or effect a sale.

Additionally, in connection with the Transactions, we and CMA CGM have agreed to amend the terms of four existing charters that were scheduled to expire as early as September 2016 to provide for new expiry dates in December 2019, plus or minus 90 days at the charterer’s option, and new daily charter rates, effective as of February 1, 2014, of $15,300 (reduced from $18,465) (the “Charter Extensions”).

Excluding the two vessels whose time charters expire in 2014 (representing 4% of operating revenues for the year ended December 31, 2013), the existing time charters have a TEU weighted average remaining charter term of 7.8 years, as at December 31, 2013 (after giving effect to the Charter Extensions).

Net Daily Rate

“Net daily rate” refers to the basic payment by the charterer to the owner for the use of the vessel, net of any chartering commission (if applicable). Under all of the time charters for our current fleet, hire is payable to us in advance every 15 days in U.S. dollars. The net daily rate is a fixed daily amount that will remain the same for the duration of the charter, although in certain circumstances the charter rate can increase when, for example, we incur capital expenditure to comply with regulatory requirements introduced after the charters were agreed.

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

Right of First Refusal

Pursuant to the terms of the time charter, CMA CGM has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell the vessel during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

Off-hire

Under the time charter, when the vessel is not available for service, and is “off-hire,” CMA CGM generally is not required to pay charter hire (unless CMA CGM is responsible for the circumstances giving rise to the ship’s unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, including:

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

We pay CMA Ships an annual management fee of $123,000 (up to and including 2013, $114,000) per vessel. Under the ship management agreements, our ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We reimburse the ship manager for costs it incurs on our behalf. However, should costs exceed certain predetermined levels, CMA CGM has agreed to compensate us for some of these reimbursements pursuant to the global expense agreement described in more detail below in “Global Expense Agreement.” Each ship management agreement provides that we have the right to audit the accounts of our ship manager to verify the costs incurred. CMA Ships has agreed to maintain our vessels so that they remain in class with valid certification. In addition, they are responsible for our current fleet’s compliance with all government and other regulations, and compliance with class certifications.

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

CMA Ships is not permitted to sub-contract its obligations under the ship management agreements without our consent, which we will not unreasonably withhold. With our consent, CMA Ships has sub-contracted all of its management services under its ship management agreements to its UK subsidiary, CMA Ships UK. The ship management agreements may be terminated by either party on two months written notice.

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

Insurance

We arrange for insurance coverage for each of our vessels, including hull and machinery insurance, protection and indemnity insurance and war risk insurance. We are responsible for the payment of all premiums. See “—Risk of Loss and Liability Insurance.”

Global Expense Agreement

Under our ship management agreements with CMA Ships, we have agreed to reimburse CMA Ships for ship operating expenses incurred by it on our behalf in the operation of our vessels. Pursuant to the global expense agreement that we entered into with CMA Ships and CMA CGM, this reimbursement was subject to a quarterly cap, fixed for the first three years that the relevant vessel was managed by CMA Ships. Since all of our vessels have been managed by CMA Ships for at least three years, the fixed cap arrangements have lapsed in accordance with the terms of the global expense agreement.

After the first three years, CMA CGM has agreed to compensate us, for any vessel in our fleet which remains on its initial charter, by the amount (not to exceed $500 per day per vessel) by which actual operating costs per day (excluding any exceptional repair costs, drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is reset annually at an agreed and inflating amount as set out in the global expense agreement, provided more than 50% of such increase is attributable to crew and lubricating oil costs. This arrangement is designed to provide some protection from unexpected and significant increases in operating costs, particularly for crew and lubricating oil costs, which are driven mainly by global markets over which we have no control.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed, are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed.

•	Intermediate Surveys. Also referred to as extended annual surveys, intermediate surveys are typically conducted two and one-half years after (a) commissioning the vessel and (b) after each class renewal. A drydocking is usually required during the intermediate survey for inspection of underwater parts and for repairs related to inspections. However, by increasing the resilience of the underwater coating and marking the vessel’s hull to accommodate in-water inspection by divers, in-water inspections may be accepted by classification societies in lieu of drydockings at intermediate surveys. If any defects are found, the classification surveyor will issue a “recommendation” that must be rectified by the ship-owner within prescribed time limits. A drydocking would only be required if the in-water inspection showed urgent repairs that could only be carried out in drydock. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out typically every five years on the ship’s hull, machinery, including the electrical plant, and any special equipment classed, at the intervals indicated by the character of classification for the hull. Vessels are required to be inspected in a drydock as part of the special survey. However, with the classification society’s approval, the vessel can be subject to an underwater inspection, in lieu of a drydocking. At the special survey, the vessel is thoroughly examined including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial expense may have to be incurred for steel renewals to pass a special survey if the vessel has experienced excessive wear and tear. As an alternate to carrying out all of the required inspections at the special survey every five years, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous basis, in which every relevant part of the vessel would be surveyed on a five year cycle. A dry-docking or underwater inspection is required at the fifth year anniversary to inspect underwater parts. The process of continuous class renewal spreads out the required inspections and their associated cost, while the vessel is still in service, and reduces the amount of inspection required each fifth year.

As a condition for obtaining insurance coverage, each of our vessels needs to be certified “in class” by a member of the IACS. Generally, if recommendations are not sufficiently corrected as determined by a member of the IACS, then the vessel may not remain “in class.” If a vessel is not “in class,” it may not be covered by insurance, and may not be available for charter.

The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking, taking into account the two drydockings completed in 2013:

Vessel Name	Classification Society	Drydocking Month(1)
Ville d’Orion	Bureau Veritas	January 2017
Ville d’Aquarius	Bureau Veritas	December 2016
CMA CGM Matisse	Bureau Veritas	November 2014
CMA CGM Utrillo	Bureau Veritas	December 2014
Delmas Keta	Bureau Veritas	March 2018
Julie Delmas	Bureau Veritas	November 2017
Marie Delmas	Bureau Veritas	January 2017
CMA CGM La Tour	Bureau Veritas	June 2016
CMA CGM Manet	Bureau Veritas	October 2016
Kumasi	Bureau Veritas	March 2017
CMA CGM Alcazar	Bureau Veritas	November 2017
CMA CGM Château d’If	Bureau Veritas	December 2017
CMA CGM Thalassa(2)	Bureau Veritas	November 2016
CMA CGM Jamaica	Germanischer Lloyd	September 2016
CMA CGM Sambhar	Lloyd’s Register	July 2016
CMA CGM America	Lloyd’s Register	September 2016
CMA CGM Berlioz	Bureau Veritas	July 2016

(1)	Expected month of drydocking assume that the vessels qualify for in-water inspections at the intermediate survey.
(2)	CMA CGM Thalassa underwent its first special survey in November 2013 whilst afloat including an underwater inspection in lieu of a drydocking. As a result, the next required inspection in a drydock has been postponed from December 2013 until November 2016 at the latest. The vessel may be drydocked earlier for operational reasons.

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

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by us or our Ship Manager. For example, the Delmas Keta, Julie Delmas, Kumasi and Marie Delmas have not been certified to comply with all U.S., Canadian and Panama Canal regulations, as CMA CGM does not intend to operate them in these waters.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of vessels. We are subject to international conventions and codes, and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges, ballast water management and security. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures, and are subject to frequent change.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, U.S. Coast Guard, harbor master or equivalent, classification societies, flag state administrations, country of registry, charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial penalties, costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Because such laws and regulations are changed frequently and may impose increasingly strict requirements, future environmental regulations may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

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

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by regulations MARPOL Annex II. Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulphur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for the creation of Emission Control Areas, or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future. Annex VI calls for incremental reductions in sulphur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), with the global sulphur cap reduced initially to 3.50% (from 4.50%), effective from January 1, 2012; then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018. Annex VI also calls for the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit for engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit for engines installed on or after 2016 operating in nitrogen oxide ECAs.

We have registered the vessels in our fleet in flag states that have ratified Annex VI, which require that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates, for the vessels in our fleet, from those flag states. As of December 31, 2013, all of the vessels in our fleet had IAPP Certificates.

New regulations aimed at improving the energy efficiency of international shipping entered into force on January 1, 2013, following amendments to the International Convention for the Prevention of Pollution from Ships (MARPOL) which were adopted in July 2011. These amendments add new Chapter 4 Regulations on energy efficiency for ships to MARPOL Annex VI, to make mandatory an Energy Efficiency Design Index (EEDI), for new ships built after January 1, 2013 and a Ship Energy Efficiency Management Plan (SEEMP) for all ships. Ships in service need to submit a SEEMP and obtain certification of compliance from their classification society by the first annual survey after January 1, 2013.

The EEDI is a non-prescriptive, performance-based mechanism that leaves the choice of technologies to use in a specific ship design to the industry. As long as the required energy-efficiency level is attained, ship designers and builders would be free to use the most cost-efficient solutions for the ship to comply with the regulations.

The SEEMP establishes a mechanism for operators to improve the energy efficiency of ships. Owners are required to prepare and vessels are required to keep on board, a ship specific SEEMP. As at December 31, 2013 all of our vessels had prepared and submitted a SEEMP. Fifteen of our vessels had been issued with an International Energy Efficiency Certificate by class and the remaining two vessels are expected to be surveyed and certified within the statutory deadline.

These and similar requirements could require modifications to our vessels to achieve compliance. We are evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

The operation of our vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires ship-owners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to assess all identified risks, adopt a safety and environmental protection policy achieving the ISM Code objectives; adopt instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities with the provision of the ISM Code and corrective action; procedures to prepare guidelines and respond to emergency situation; and procedures for regular internal audits and management reviews including evaluating effectiveness. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As at December 31, 2013, each of the vessels in our fleet, and the entities managing them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for the installation of ballast water treatment systems on newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first intermediate or renewal survey after January 1, 2016. However, a 2013 IMO Resolution, provides that for ships constructed before the BWM Convention enters into force, compliance with the ballast water performance standard will not be required until their first renewal survey after entry into force. The BWM Convention will not enter into force, on a retroactive basis, until 12 months after it has been adopted by 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has been ratified by 38 states but those states constitute only 30.38% of gross tonnage and therefore the Convention has not yet come into force. See “—Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

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

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organo-tins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance. As at December 31, 2013 each of our vessels was in possession of a Statement of Compliance issued by the Classification Society.

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

International Labor Organisation

The Maritime Labour Convention, 2006 (MLC 2006) came into force on August 20, 2013 following ratification by 30 nations representing 33% of the world’s shipping gross tonnage. MLC 2006 establishes minimum requirements for seafarer’s employment conditions such as hours of work and rest, training/certification, health protection, medical care/certification, welfare and social security protection, as well as, for new ships, accommodation and recreational facilities. Each ship is required to obtain proof of compliance in the form of a Maritime Labour Certificate from the flag state and by preparing a Declaration of Maritime Labour Compliance, which should minimize compliance inspections. We expect that the conditions of seafarers on board our vessels will be compliant.

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants and affects all owners and operators whose vessels trade to the U.S., including its territories and possessions, or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which are not owned or operated by us), it also applies to non-tank ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships.

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

On July 1, 2009 the U.S. Coast Guard (the “Coast Guard”) by Interim Rule increased the limits of the liability of responsible parties with effect from July 31, 2009. For any non-tank vessel, the new limits on liability are the greater of $1,000 per gross ton or $854,400. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Additionally, OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

We intend to maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to obtain a certificate of financial responsibility by establishing and maintaining with the Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA; an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. An owner or operator may evidence its financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. For our vessels that are likely to enter U.S. waters, we intend to comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase costs of obtaining this insurance for us and our competitors.

In addition, Title VII of the Coast Guard and Maritime Transportation Act of 2004, or CGMTA, amended OPA to require the U.S. Coast Guard to issue regulations to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel. The U.S. Coast Guard issued a Nontank Vessel Response Plan Final Rule on September, 30, 2013 effective October 30, 2013 and implemented on January 30, 2014 under which vessel owners or operators must submit a new oil spill Vessel Response Plan to meet the new requirements of Title 33, Code of Federal Regulations (Part 155, subpart J) to replace the present Vessel Response Plans given changes in the regulations. The Vessel Response Plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. Regulations issued under CGMTA that require Government-Initiated Unannounced Exercises (GIUE) to test the response plans were extended to non-tank vessels. GIUE are paid for by the ship owner. We comply with the requirements of the CGMTA and OPA. Our vessels that call at U.S. ports have appropriate vessel response plans filed with the U.S. Coast Guard and copies are available onboard.

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

Ballast Water Management

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the Coast Guard required mandatory ballast water management practices for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters and requires vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel.

The US Coast Guard Final Rule, Standard for Living Organisms in Ships’ Ballast Water Discharged in US Waters (superseding the previous) came into effect on June 21, 2012 and sets out allowable organism concentrations consistent with the IMO BWM Convention. The Final Rule also set outs general non-indigenous species reduction practices including hull, tank and pipe cleaning. The Final Rule introduces a requirement for a Ballast Water Management System (BWMS) for vessels with a ballast water capacity between 1500 and 5000 cubic meters by the first scheduled drydocking after January 1, 2014 and for those with smaller or larger capacity by the first such drydocking after January 1, 2016. All of our vessels have ballast water capacities in excess of 5,000 cubic meters. Before then as alternatives, ballast water may be exchanged 200 nautical miles from any shore or an Alternative Management System may be installed that is approved by a foreign administration under the BWM Convention, meets a minimum effective determination by the Coast Guard and receives full approval within five years of the compliance date for the vessel. The BWMS must meet stringent maximum allowable organism concentrations depending on their size and hazard to health, as well as other design criteria. BWM records must be retained on board for two years and information notified at least 24 hours prior to arrival. The Coast Guard has recently by Policy letter advised it will consider individual requests for extensions in case of real difficulty in implementing BWM discharge standards due to availability of appropriate BWMS, though it has also issued an updated list of approved BWMS.

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters without a permit and imposes strict liability in the form of penalties for any unauthorized discharges. Current Environmental Protection Agency, or EPA, regulations exempt ships in U.S. navigable waters from the requirement to obtain CWA permits for discharges of ballast water and other substances incidental to the normal operation of vessels. However, a U.S. District Court ruled in 2006 that EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the CWA, invalidating the blanket exemption in EPA regulations for all discharges incidental to the normal operation of a vessel as at September 30, 2008, and directed EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels were required to comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations. The new 2013 VGP replaced the 2008 VGP on 19 December 2013 and provides for more stringent numerical ballast water discharge limits for most vessels, more stringent effluent limits for oil to sea interfaces and for exhaust gas scrubber wash water and an annual report in place of the current one-time report.

There remains a patchwork of partly inconsistent ballast water management and hull cleaning regulations across the various U.S. states, some containing requirements more stringent than IMO, such as California, which requires vessels exceeding 300 gross tons operating in its waters to perform, record and report regular hull cleaning and limits the number of living organisms of different categories that may be discharged.

Changes in ballast water management rules and regulations, either in the U.S. or internationally (See “—International Maritime Organization” above), could increase the cost of compliance for ocean carriers, including requiring installation of equipment of ballast water treatment systems on vessels at substantial cost.

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

After a previous attempt to regulate the emissions of auxiliary diesel engines on ocean-going vessels was rejected by the Ninth Circuit, California’s Air Resources Board, or CARB, approved new regulations on July 24, 2008. These regulations apply to ocean-going vessels’ main diesel engines, auxiliary engines, and auxiliary boilers when operating within 24 nautical miles of the California coast and require operators to use low sulphur fuels. The Office of Administrative Law approved the rulemaking and filed it with the Secretary of State on May 29, 2009. The regulation became effective on June 28, 2009. The implementation date for the second phase of the program, which further reduced permissible levels of sulphur in fuel was January 1, 2014, when ocean going vessels would be limited to using distillate fuels containing no more than 0.1% of sulphur, aligning California’s requirements more closely with the Federal standards and allowing vessel operators more flexibility to acquire compliant fuels.

California also approved regulations on December 3, 2008 to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. The regulations became effective January 2, 2009 and require vessel operators to either (1) turn off auxiliary engines for most of their stay and connect the vessel to some other source of power, most likely a shore-based grid, or (2) use alternative control techniques to achieve equivalent emission reductions. Fleet operators were required to submit or update their plans and reduction of at berth emissions by half on average has been required since January 1, 2014. These requirements may increase operating costs while in California ports.

European Union

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level Directives implemented by the various nations through laws and regulations of these requirements and EU Regulations that have direct effect in EU member states. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety and set out criminal penalties which are being progressively incorporated into domestic legislation.

On Port State Control, for instance, the EU has adopted directives (1999/35/EC & 2009/16/EC) that require member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag, and number of previous detentions. Member states must inspect at least 25% of vessels using their ports annually and provide increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards.

EU Directive 2009/16/EC introduced a new harmonized and coordinated regime for port state control inspections and from January 1, 2011 a new on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records.

Our vessels are also required to be inspected by an appropriate classification society. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction is according to these standards, and carry out regular surveys of ships in service to ensure compliance with the standards as well as flag state regulations. The EU has adopted directives that provide member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance of the organization becomes unsatisfactory.

The EU’s directive on the sulphur content of fuels restricts the maximum sulphur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulphur content of marine fuels applicable in specific Sulphur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulphur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as for any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to treating exhaust gases) to comply with relevant limitations on sulphur oxide emissions levels. Another more recent, directive of the European Parliament and the European Council has entered into force, which amends the previous directive to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Another EU directive requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU is currently considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues. The EU Commission’s proposals included, in part, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport.

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

The EU is currently considering other proposals to further regulate vessel operations. In October 2007, the EU adopted a new Integrated Maritime Policy for the European Union that included, in part, the development of environmentally sound end-of-life ship dismantling requirements. The European Commission is particularly interested in a solution to ensure sound ship dismantling in non-OECD countries. It is thought that any new regulations would incorporate elements of the Hong Kong International Convention on the Safe and Environmentally Sound Recycling of Ships, appropriate for the global approach to ship dismantling and elements of the Basel Convention to the in situ treatment of materials from dismantling. On November 15, 2013 an EU Regulation on Ship Recycling was adopted requiring vessels to carry an inventory of hazardous materials within seven years for existing ships. Further regulations are expected to promote the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and other options for EU legislation to reduce greenhouse gas emissions from maritime transport.

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

Ballast Water Management in Europe

From October 1, 2012, a voluntary ballast water management regime has been operating in the Mediterranean Sea, NE Atlantic & Baltic, and in-between. The regime, which effectively urges ships to undertake ballast water exchange before entering those areas, is to remain in place until the BWM Convention comes into force.

Other Regions

The environmental protection regimes in other relatively high-income countries, such as Canada, resemble those of the U.S.. The People’s Republic of China introduced its own regime along similar lines in 2010 which, in some instances requires ship operators to re-contract with an approved Chinese Ship Pollution Response organization. To the extent our vessels operate in the territorial waters of such countries or enter their ports, the relevant vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase our costs to operate our fleet. These requirements, however, would apply to the industry as a whole and would also affect our competitors.

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC), or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. The recent UN Climate change Conference resulted in the creation of a second Kyoto protocol commitment period from 2013 and a decision by governments to negotiate a new agreement with legal force including commitments from energy economies for implementation in 2020. Greenhouse gas emissions from international shipping are not expressly excluded from the Kyoto Protocol though are not included in the Annex 1 country’s national targets. The Protocol directs those countries to pursue limitation and reduction measures through the IMO. The reports of the subsequent UNFCCC conferences in Copenhagen and Cancun have not mentioned shipping, though the industry may have to contribute to the Green Climate Fund agreed at the latter as it has been recognized by the UN and G20 that shipping is a potential major source of funds. The G20 has suggested a contribution as high as US$25 billion per year.

In the U.S., the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Legislation has been introduced into the U.S. Congress to reduce greenhouse gas emissions in the U.S.. In addition, EPA’s December 2009 “endangerment finding” regarding greenhouse gases allows the EPA to begin regulating greenhouse gas emissions under existing provisions of the federal Clean Air Act. To date, rules proposed by EPA pursuant to this authority have not involved ocean-going vessels.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard in July 2003 issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S.. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

U.S. Coast Guard regulations are intended to align with international maritime security standards and they exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented various security measures addressed by SOLAS and the ISPS Code for the vessels in our fleet.

Anti-Corruption Laws

Our business entails numerous interactions with government authorities, including port authorities, health, safety, and environment authorities, labor and tax authorities and customs and immigration authorities. Furthermore, at our charterer’s direction, our vessels call at ports throughout the world, including in some countries where corruption is endemic. Although we have strict and adequate procedures prohibiting our employees or persons associated with us from making unlawful payments to government officials, we cannot guarantee that such payments may not be made despite our procedures and without our approval. In such case, such payments may be deemed to have violated anti-corruption laws potentially applicable to us, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act 2010 (the “Bribery Act”), and the anti-corruption laws of any jurisdiction applicable to us.

The FCPA, passed in 1977, prohibits providing, offering, promising, or authorizing the offer, promise or payment, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business. The Bribery Act 2010, which came into force in July 2011, created four main offenses of (i) making bribes, (ii) receiving bribes, (iii) bribing foreign public officials, and (iv) failing as a commercial organization to prevent bribery when an ‘associated person’ bribes another on its behalf absent adequate procedures to prevent. The Bribery Act extends beyond bribery of government officials and applies to both offenses committed in the United Kingdom and overseas where the offense is committed by a person with a close connection to the United Kingdom, and fines are potentially unlimited. In addition, the U.K. Serious Fraud Office has identified the shipping industry as one of the most high risk industries likely to be affected by the Bribery Act.

Risk of Loss and Liability Insurance

General

The operation of any container vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is an inherent possibility of marine disaster, including oil spills and other environmental damages, other spills or releases, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes, in certain circumstances, virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the U.S., has made liability insurance more expensive for ship owners and operators trading in the U.S. market.

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

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurances, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value, which we expect to assess at least annually, with certain deductibles per vessel per incident. We also maintain increased value coverage for each of our vessels under which in the event of total loss or constructive total loss of a vessel, we will be entitled to recover amounts otherwise not recoverable under our basic hull and machinery or war policies due to under-insurance. As required by the terms of our revolving credit facility and the notes, we will assign these insurance policies to our lenders under the revolving credit facility and the holders of the notes and will be subject to restrictions on our use of any proceeds there from.

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

A. Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and the financial and other information included elsewhere in this Annual Report. The term consolidated financial statements refers to the consolidated financial statements of Global Ship Lease, Inc. and its subsidiaries. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ materially from those contained in the forward-looking statements. See Part I. “Special Note Regarding Forward-Looking Statements.”

Overview

We are a containership charter owner, incorporated in the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to container liner companies.

We currently own 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at December 31, 2013 of 9.8 years. All of the vessels are fixed on charters, mainly long term, to CMA CGM with an average remaining term of 5.2 years, or 6.5 years on a weighted by capacity basis.

We acquired 10 secondhand vessels in December 2007, two newly built vessels in January 2008, three secondhand vessels and one newly built vessel in December 2008 and a further second-hand vessel in August 2009 from CMA CGM. All 17 vessels are chartered to CMA CGM under fixed-rate time charters, with staggered expirations, for initial terms that ranged from five years to 17 years. Two of the initial charters have expired and on expiry new charters were entered into with the earliest expiration date being May 1, 2013. Those charters were further renewed from May 1, 2013 and expire as early as April 2014. On January 31, 2014, CMA CGM has reserved its right to re-deliver these two vessels in the first half of April 2014. Each initial charter commenced on the delivery of the relevant vessel to us.

We have entered into ship management agreements with CMA Ships for the day-to-day technical management of our current fleet of vessels. See Item 4.B. “Information on the Company—Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements.

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in our fleet and their charter rates;

•	the terms under which we will recharter our vessels once the existing time charters have expired, including the two vessels whose existing charters expire as early as April 2014;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;

•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

•	changes in the market value of our interest rate derivatives;

•	impairment of our vessels and other non-current assets; and

•	access to, and the pricing and other terms of, our revolving credit facility.

We have entered into mainly long-term fixed rate time charters for all of our vessels. We expect that our base revenue will be largely fixed until (a) any of our charters expire or otherwise terminate when we will need to seek a renewal or recharter, at possibly a significantly different rate depending on market conditions at the time, or (b) we acquire additional vessels. Our shortest time charter agreements expire as early as April 2014 on two vessels. We have received redelivery notice for these vessels. The charter rate that we would be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents affect the actual amount of revenues we receive.

CMA CGM is currently our only customer and charter payments from CMA CGM are our sole source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us. The container shipping industry suffered a cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012 however, the industry remains under pressure due to oversupply of container ship capacity. CMA CGM announced on February 12, 2013 that it had finalized its financial restructuring launched in 2012 including a new covenant package taking into account the container shipping industry’s volatility. We were not involved in these discussions. Further, we have experienced continued and, from time to time, increased delays in receiving charterhire payments from CMA CGM, where, in the year ended December 31, 2013, between one and three installments have been outstanding at any one time, which under the charter contracts are due to be paid every 15 days in advance. As at December 31, 2013, one period of charterhire was outstanding, amounting to $6.1 million. If CMA CGM is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with CMA CGM were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Recent Developments

On March 19, 2014, we completed a private placement of $420.0 million aggregate principal amount of 10.000% first priority secured notes due 2019. In connection with the private placement, on March 19, 2014, we also entered into a $40.0 million senior secured revolving credit facility. See “—Liquidity and Capital Resources—Liquidity, working capital and dividends—Indebtedness”. We used a portion of the net proceeds of the notes to repay all outstanding borrowings under, and terminate, our Previous Credit Facility, to terminate our interest rate swap agreements and to pay related fees and expenses. We intend to use the remaining net proceeds of the notes for general corporate purposes.

Merger

On March 21, 2008, Global Ship Lease entered into a merger agreement with Marathon, GSL Holdings and CMA CGM and thereafter entered into amendments to the merger agreement pursuant to which Marathon merged with and into GSL Holdings, its newly-formed, wholly owned Marshall Islands subsidiary, and then Global Ship Lease merged with and into GSL Holdings, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands. The Merger was consummated on August 14, 2008. Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25 which expired in September 2013. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares (which converted into Class A common shares in accordance with their terms on January 1, 2009), 1,000 Series A preferred shares with $48,000,000 of aggregate liquidation preference, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25 which expired in September 2013, and $18,570,135 in cash.

Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires us to make estimates in the application of certain accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information available to us at the time and on various other assumptions we believe are reasonable under the circumstances. The following is a discussion of our principal accounting policies, some of which involve a high degree of judgment, and the methods of their application.

For a further description of our material accounting policies, please see note 3 to the consolidated financial statements included at Item 18. “Financial Statements”.

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

Accounting for lease and similar transactions

Our charter hire agreements are classified as operating leases based on the facts and circumstances at their inception. In accordance with ASC Topic 840 “Leases,” an operating lease is a lease agreement that does not transfer substantially all the risks and rewards incidental to the ownership to the lessee. We pay particular attention in evaluating and applying the proper accounting treatment to lease transactions.

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

Costs directly associated with the required regulatory inspection of each vessel, its hull and its machinery and for the defouling and repainting of the hull (typically referred to as “drydocking”) are capitalized as they are incurred and are depreciated on a straight line basis over the period between drydocks, which is typically five years. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next drydocking date. We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost (or fair value, where relevant) of the vessel less its estimated residual value. The drydock component is amortized on a straight line basis to the anticipated next drydocking date.

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

Costs capitalized as part of the drydock include costs directly associated with the required regulatory inspection of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. Two drydockings were completed in 2013 for a total cost of $2.1 million, excluding offhire. There were six dry dockings in 2012 for a total cost of $7.1 million, six in 2011 for a total cost of $7.9 million and none in 2010.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” our long-lived assets are regularly reviewed for impairment. We perform the impairment test at the individual vessel level pursuant to paragraph 10 of ASC Topic 360 when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Fixed assets such as vessels are reviewed individually for impairment. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount. An impairment charge is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

The decline in charter free vessel values due to poor industry conditions was seen as an indicator of potential impairment of the carrying value of our vessels. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed as at December 31, 2011. Tests of impairment were also undertaken at September 30, 2011. No impairment was identified.

The agreement of new charters which came into effect in September 2012 of two of our vessels at rates substantially below the previous rates was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at September 30, 2012. No impairment was identified.

Due to continuing poor industry conditions, a further impairment test on a vessel by vessel basis was performed as at December 31, 2012. No impairment was identified.

The charters of the two vessels noted above expired with effect from April 30, 2013 and further new charters were entered into, again at rates below the previous rates. Accordingly, a further impairment test was performed for these two vessels as at March 31, 2013. No impairment was identified.

Due to continuing poor industry conditions, a further impairment test on a vessel by vessel basis was performed as at December 31, 2013. No impairment was identified.

The assumptions used involve a considerable degree of estimation on the part of our management. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are:

•	charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions

•	off-hire days, which are based on actual off-hire statistics for our fleet

•	operating costs, based on current levels escalated over time based on long term trends

•	dry docking frequency, duration and cost and

•	estimated useful life which is assessed as a total of 30 years from first delivery from the shipyard.

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

Based on the assumptions made, the expected undiscounted future cash flows exceeded each of the vessel’s carrying amounts at each of the test dates disclosed above and accordingly no impairment has been recognized.

Although we currently intend to continue to hold and operate our vessels, the following table presents information with respect to the carrying value of our vessels and indicates whether their estimated market values based on the charter attached valuations prepared by Howe Robinson Marine Evaluations Limited are below their carrying values as at December 31, 2013. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. We would not record an impairment for any of the vessels for which the market value based on charter attached valuations is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that show estimated market values below their carrying values, exceed such vessels’ carrying values as at December 31, 2013, and accordingly have not recorded an impairment charge.

In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

Vessel Name	Capacity in TEU	Year Built	Purchase Price(1) (in millions of U.S. dollars)	Carrying Value(2) (in millions of U.S. dollars)
Ville d’Orion*	4,113	1997	$46.0	$31.1
Ville d’Aquarius*	4,113	1996	45.0	30.8
CMA CGM Matisse(G)*	2,262	1999	34.0	19.4

Vessel Name	Capacity in TEU	Year Built	Purchase Price(1) (in millions of U.S. dollars)	Carrying Value(2) (in millions of U.S. dollars)
CMA CGM Utrillo(G)*	2,262	1999	34.0	20.2
Delmas Keta(G)*	2,207	2003	38.0	27.5
Julie Delmas(G*)	2,207	2002	38.0	26.1
Kumasi(G)*	2,207	2002	38.0	26.8
Marie Delmas(G)*	2,207	2002	38.0	26.9
CMA CGM La Tour(G)*	2,272	2001	37.0	29.3
CMA CGM Manet(G)*	2,272	2001	37.0	29.8
CMA CGM Alcazar*	5,089	2007	94.0	75.2
CMA CGM Château d’If*	5,089	2007	94.0	75.4
CMA CGM Thalassa*	11,040	2008	154.0	131.8
CMA CGM Jamaica*	4,298	2006	67.0	65.8
CMA CGM Sambhar*	4,045	2006	67.0	64.3
CMA CGM America*	4,045	2006	67.0	64.2
CMA CGM Berlioz*	6,621	2001	82.0	73.6

Total			$1,010.0	$817.9

(1)	Purchase price includes an element allocated to a drydock component
(2)	As at December 31, 2013, including unamortized drydocking costs
(G)	Indicates geared vessel
*	Indicates vessels for which we believe, as at December 31, 2013, the market value based on charter attached valuations was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate market value based on charter attached valuations by approximately $169.9 million at December 31, 2013.

Purchase price consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods, where relevant. An element of the purchase price is allocated to a drydock component.

Derivative Instruments

In connection with our Previous Credit Facility and as part of overall risk management, we entered into interest rate swap agreements to reduce our exposure to cash flow risks from floating interest rates. The swaps are not accounted for as hedging instruments as they have not been designated as such and are not effective in mitigating the risks of changes in interest rates under U.S. GAAP. As such swaps are not accounted for as hedging instruments, we recognize them on our balance sheet at fair value with the non-cash changes in the fair value of these derivative instruments (mark to market adjustment) recognized in the statement of income. The swap agreements were terminated as part of the Transactions on March 19, 2014. We will not hold or issue derivative financial instruments for trading or other speculative purposes.

Share based compensation

We have awarded restricted stock units to certain of our employees which vest, based on service conditions only, over a period of time up to three years from the award date. In addition, a portion of the base compensation paid to the directors for 2013, 2012 and 2011 was in the form of restricted stock units which vest, based on service conditions only, annually in arrears. The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

Recent accounting pronouncements

Management does not believe that there are recently issued, but not yet effective accounting pronouncements, which if currently adopted, would have a material impact on our consolidated financial statements.

Results of Operations

Year ended December 31, 2013 Compared to Year ended December 31, 2012

	Year ended December 31,
	2013	2012
	(unaudited)
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$143.2	$153.2

Operating Expenses
Vessel operating expenses	$46.0	$45.6
Depreciation	40.4	40.3
General and administrative	6.0	5.8
Other operating (income)	(0.4)	(0.3)

Total operating expenses	92.1	91.4

Operating Income	51.2	61.8

Non-Operating Income (Expense)
Interest income	$—	$0.1
Interest expense	(18.8)	(21.2)
Realized (loss) on interest rate derivatives	(14.0)	(18.4)
Unrealized gain on interest rate derivatives	14.3	9.7

Net Income	$32.5	$31.9

Total operating revenue

Operating revenue reflects income under fixed rate time charters in effect and was $143.2 million in the year ended December 31, 2013, down $10.0 million on revenue of $153.2 million for the comparative period in 2012. The decrease in revenue is due to reduced revenue from two charters which were renewed in September 2012 and May 2013 at successively lower rates and an aggregate of 17 fewer ownership days as 2012 was a leap year, offset by lower offhire. There were 6,205 ownership days in the year ended December 31, 2013 with 28 days offhire (including 21 days for planned drydockings) giving utilization of 99.5%. In the comparative period of 2012, there were 98 days offhire (including 82 days for planned drydockings) representing utilization of 98.4%.

Operating expenses

Operating expenses totaled $92.1 million for the year ended December 31, 2013 (or 64% of operating revenue) compared to $91.4 million for the year ended December 31, 2012 (or 60% of operating revenue).

Operating expenses can be analyzed as follows:

•	Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $46.0 million for the year ended December 31, 2013 (or 32% of operating revenue) compared to $45.6 million for the comparative period in 2012 (or30% of operating revenue). The average cost per ownership day was $7,421, up $94 or 1.2% from $7,327 for the comparative period in 2012.

•	Depreciation: Depreciation was $40.4 million (or 28% of operating revenue) for the year ended December 31, 2013, slightly up from $40.3 million in the comparative period (or 26% of operating revenue) in 2012.

•	General and Administrative: General and administrative costs incurred were $6.0 million (or 4% of operating revenue) in the year ended December 31, 2013, compared to $5.8 million (or 4% of operating revenue) in the comparative period in 2012.

•	Other operating (income) expense: Other operating income represents miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters. In the year ended December 31, 2013 it was $0.4 million, compared to $0.3 million in the comparative period.

Operating Income

As a consequence of all preceding items, operating income was $51.2 million (or 36% of operating revenue) for the year ended December 31, 2013 compared to $61.8 million (or 40% of operating revenue) in the comparative period.

Interest Income

Interest income on cash held by us for the year ended December 31, 2014 was $44,000 compared to $79,000 for the previous year.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the year ended December 31, 2013 was $18.8 million (or 13% of operating revenue). Total average borrowings, including the preferred shares, through the year ended December 31, 2013 was $450.1 million. Interest expense in the comparative period in 2012 was $21.2 million (or 14% of operating revenue) on average borrowings, including the preferred shares, of $509.6 million.

Realized and unrealized gain on derivatives

A total of $580.0 million of interest rate derivatives at a weighted average rate of 3.59% was outstanding from January 1, 2013 to March 17, 2013, when $253.0 million of interest rate derivatives expired. The remaining $327 million of interest rate derivatives were at a weighted average rate of 3.74%. A further $50 million of interest rate derivatives expired on November 29, 2013. The remaining $277 million of interest rate derivatives were at an average rate of 3.82%. Our interest rate derivatives were terminated as part of the Transactions on March 19, 2014.

The derivative hedging instruments gave a realized loss of $18.8 million (or 13% of operating revenue) in the year ended December 31, 2013 for settlements in the period, as current USD LIBOR rates were lower than the average fixed rate. This compares to a realized loss of $21.2 million (or 14% of operating revenue) in the year ended December 31, 2012. The reduction in realized loss is due mainly to the expiration of $253.0 million of cover in March 2013. These interest rate derivatives do not qualify for hedge accounting under U.S. GAAP, and were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. There was a $14.3 million unrealized gain in the year ended December 31, 2013 for revaluation of the balance sheet position given current USD LIBOR and movements in the forward curve for interest rates. This compares to an unrealized gain of $9.7 million in the comparative period.

Unrealized mark-to-market adjustments had no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the year ended December 31, 2013 and the year ended December 31, 2012 was not material.

Net Income

Net income for the year ended December 31, 2013 was $32.5 million including $14.3 million non-cash interest rate derivative mark-to-market gain. For the year ended December 31, 2012 net income was $31.9 million, including $9.7 million non-cash interest rate derivative mark-to-market gain. Reduced interest charges in 2013 on lower average outstanding debt, together with lower realized losses on interest rate derivatives as the outstanding cover was reduced and increased unrealized gains on interest rate derivatives largely offset reduced revenue from revised charter arrangements on two vessels.

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

Operating expenses can be analyzed as follows:

•	Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $45.6 million for 2012 (or 30% of operating revenue) or an average of $7,327 per day compared to $45.5 million for 2011 (or 29% of operating revenue) or an average of $7,336 per day. The decrease in daily cost was $9 per day.

•	Depreciation: With a stable fleet, depreciation was $40.3 million for 2012 (or 26% of operating revenue) up $0.2 million from $40.1 million (or 26% of operating revenue) in 2011.

•	General and Administrative: General and administrative expenses in 2012 were $5.8 million (or 4% of operating revenue) compared to $7.4 million for 2011 (or 5% of operating revenue) mainly due to reduced professional fees for legal and consulting services.

•	Impairment charge in 2011: On November 8, 2010, we signed agreements with the sellers of two 4,250 TEU container vessels which terminated our purchase obligations which totaled $154.8 million. Under the agreements, we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel, to the sellers, (ii) made a further cash payment of approximately $6.1 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.5 million per vessel. The total value of these items was $29.4 million or $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. Each purchase option was to be exercised no later than 270 days after the delivery of the vessel by the builder to the seller, which was expected to be in December 2010 for both vessels.

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

Operating Income

As a consequence of all preceding items, operating income was $61.8 million (or 40% of operating revenue) in 2012 compared to $49.9 million (or 32% of operating revenue) in 2011. Operating income for 2011 before the impairment charge was $63.5 million (or 41% of operating revenue).

Interest Income

Interest income on cash held by us in 2012 was $0.1 million, unchanged from $0.1 million in 2011.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $21.2 million (or 14% of operating revenue) in 2012. Borrowings under our Previous Credit Facility together with the preferred shares averaged $509.6 million during the year. Interest expense in 2011 was $20.6 million (or 13% of operating revenue), based on weighted average by day borrowings including the preferred shares of $562.8 million in the year.

Realized and unrealized gain on derivatives

A total of $580.0 million interest rate derivatives at a weighted average rate of 3.59% was outstanding through 2012.

None of the interest rate agreements qualified for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the financial statements as unrealized gains or losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows. Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized non-cash gains or losses.

As U.S. $ LIBOR remained low in 2012, the interest rate derivatives have been “out-of-the-money” and have shown realized losses, based on the difference between prevailing U.S. $ LIBOR and the average fixed rate of 3.59%. In 2012, the realized loss was $18.4 million (or 12% of operating revenue) similar conditions existed in 2011 giving a realized loss of $19.4 million (or 12% of operating revenue).

Taken as a whole, the market experienced an upward movement in the U.S. $ LIBOR forward yield curve through 2012 compared to slight downward movements in 2011. Consequently our interest rate derivatives appreciated in value in 2012 by $9.7 million (or 6% of operating revenue) compared to a slight deterioration of $0.9 million (less than 1% of operating revenue) in 2011.

Taxes on Income

Taxes on income for 2012 were $0.1 million, unchanged from $0.1 million in 2011.

Net Income

As a consequence of all preceding items the net income was $31.9 million for 2012 compared to net income of $9.1 million for 2011. The improved performance in 2012 is explained mostly by there being no impairment charge – compared to a $13.6 million charge in 2011 – and an improvement of $10.6 million in the unrealized gain on interest rate derivatives.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs including the settlement of interest rate derivatives. In addition, each of our vessels is subject to a drydock every five years. The average cost of the 16 drydockings completed in 2009-2013 was $1.2 million with an average loss of revenue of $0.3 million whilst the relevant vessel was offhire. Two vessels completed their scheduled drydockings in 2013. Two regulatory drydockings are scheduled in 2014 and none in 2015. We have included a schedule of the next anticipated drydocking date for each of our vessels in “Business—Inspection by Classification Societies.”

From January 1, 2010 through March 19, 2014, all of our cash in excess of $20 million measured at the end of the month prior to each quarter end, has been swept at the quarter end to repay drawings under the Previous Credit Facility. As a consequence, cash and cash equivalents on hand at the end of each quarter has not varied significantly. The main factor affecting cashflow in a period is the timing of the receipt of charterhire, which is due to be paid every 15 days in advance on the 1st and 16th of each month.

Other than cost for drydocking, there are no other material current commitments for capital expenditures or other known and reasonably likely material cash requirements. However, changes to the regulatory environment may lead to additional capital expenditure. For example, compliance with environmental regulations regarding ballast water management may require us to fit ballast water management systems to our vessels, although not before the first scheduled drydocking after January 1, 2016. See Item 4.B. “Information on the Company—Business Overview—Environmental and Other Regulations—Ballast Water Management.”

Our other longer term liquidity requirements include redemptions of the $45.0 million preferred shares, which are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016 with a final payment on May 31, 2019.

We have policies in place to control treasury activities within the group. For example, all new funding must be approved by our Board of Directors and cash deposits can only be made with institutions meeting certain credit metrics.

Our Previous Credit Facility required us to hedge at least 50% of our floating rate debt. This was achieved by entering into interest rate derivatives. As at December 31, 2013 we had $277.0 million of swaps in place to hedge our exposure to the impact of interest rate changes on our floating rate debt. Total floating rate debt, including the preferred shares, at December 31, 2013 was $411.3 million, leaving $134.4 million unhedged floating rate debt. The average fixed rate inherent in the $277.0 million of swaps is 3.82%. All our interest rate derivative agreements were terminated as part of the Transactions. We do not enter into derivatives for speculative purposes.

Upon consummation of the Transactions, our only floating rate debt will be $45.0 million of preferred shares and any drawings under our revolving credit facility. We may enter into hedging instruments, including new interest rate swap agreements, in future to hedge our cash flows.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros.

Pre-Transactions

Our liquidity and sources of cash will change significantly as a result of the Transactions. See “—Post-Transactions” below for a description of these changes.

	Year Ended December 31,
(in millions of U.S. dollars)	2013	2012	2011
Cash Flows from Operating Activities
Net Income (Loss)	$32.5	$31.9	$9.1
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating
Activities
Depreciation	$40.4	$40.3	$40.1
Impairment charge	—	—	13.6
Amortization of deferred financing costs	1.4	1.2	1.1
Change in fair value of certain derivative instruments	(14.3)	(9.7)	0.9
Amortization of intangible liability	(2.1)	(2.1)	(2.1)
Settlements of hedges which do not qualify for hedge accounting	14.0	18.4	19.4
Share based compensation	0.4	0.5	0.6
Movement in working capital	2.1	3.2	(7.8)

Net Cash Provided by Operating Activities	74.3	83.7	74.9

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	$(14.0)	$(18.4)	$(19.4)
Acquisition of vessel purchase options	—	—	—
Cash paid for purchase of vessels, vessel prepayments and vessel deposits	—	—	—
Cash paid for drydockings	(2.6)	(5.9)	(7.7)

Net Cash Used in Investing Activities	(16.6)	(24.3)	(27.3)

Cash Flows from Financing Activities
Repayments of debt	$(59.3)	$(57.9)	$(49.2)
Issuance costs of debt	—	(1.1)	(1.0)
Variation in restricted cash	—	3.0	—
Repayment of preferred shares	—	(3.0)	—
Net Cash Used in Financing Activities	(59.3)	(59.1)	(50.2)

Net (Decrease) Increase in Cash and Cash Equivalents	(1.6)	0.3	(2.5)
Cash and Cash Equivalents at start of Period	26.1	25.8	28.4

Cash and Cash Equivalents at end of Period	$24.5	$26.1	$25.8

Year ended December 31, 2013 Compared to Year ended December 31, 2012

Net cash provided by operating activities was $74.3 million for the year ended December 31, 2013 reflecting mainly net income of $32.5 million, adjusted for depreciation of $40.4 million, amortization of deferred charges of $1.4 million, settlement of hedges which do not qualify for hedge accounting of $14.0 million, share based compensation of $0.4 million and movements in working capital of $2.1 million less change in fair value of derivatives of $14.3 million and amortization of intangible liabilities of $2.1 million.

The cash settlement of interest rate derivatives was $14.0 million and $2.6 million was expended on drydocking expenses.

Total debt repayments of $59.3 million were made in the year ended December 31, 2013.

There was a net reduction in cash and cash equivalents of $1.6 million in the year ended December 31, 2013, resulting in closing cash of $24.5 million compared to closing cash of $26.1 million at December 31, 2012. There is little variability in quarter or year end cash due to the required cash sweep under the Previous Credit Facility as described above.

Year ended December 31, 2012 Compared to Year ended December 31, 2011

Net cash provided by operating activities was $83.7 million in 2012 reflecting mainly net income of $31.9 million, depreciation of $40.3 million, amortization of deferred charges of $1.3 million, settlement of hedges which do not qualify for hedge accounting of $18.4 million, share based compensation of $0.5 million and increase in payables of $4.0 million less change in fair value of derivatives of $9.7 million, amortization of intangible liabilities of $2.1 million and increase in receivables of $0.8 million.

The cash settlement of interest rate derivatives was $18.4 million and $5.9 million was paid for drydockings.

Total repayments of $57.9 million were made in respect of the Previous Credit Facility during 2012 and $1.1 million was paid in respect of obtaining on November 9, 2012 a waiver of the requirement under the Previous Credit Facility to perform a leverage ratio test until December 1, 2014. $3.0 million of the preferred shares were redeemed using $3.0 million of restricted cash for which the sole use is to redeem these preferred shares.

The net increase in cash and cash equivalents during 2012 was $0.3 million resulting in closing cash of $26.1 million at December 31, 2012 compared to closing cash of $25.8 million at December 31, 2011. There is little variability in quarter end cash due to the required cash sweep under our Previous Credit Facility as described above.

Indebtedness

The Notes and the Indenture

The notes were issued under an indenture, dated as of March 19, 2014, among the Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent.

Interest and Maturity

The notes bear interest at 10.000% per annum and mature on April 1, 2019. Interest is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2014, to holders of record at the close of business on March 15 or September 15, as the case may be, immediately preceding each such interest payment date.

Security

The notes are secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors (the “Mortgaged Vessels”) and certain other associated property, contract rights and bank accounts, as well as share pledges over the subsidiary guarantors that own the Mortgaged Vessels (together with the Mortgaged Vessels, the “Initial Collateral”). In the future, vessels, shipping containers and container shipping-related assets and certain other associated property and contract rights may be pledged in addition to or in substitution for Initial Collateral. As used herein, “Collateral” refers to the Initial Collateral and any such additional or substitute collateral.

The Collateral also secures on a first priority basis up to $40.0 million of indebtedness which may be incurred under the revolving credit facility, which is described below.

Guarantees

The notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by Global Ship Lease Services Limited (“GSL Limited”) and each of our 17 subsidiaries that own Mortgaged Vessels. In the future, the notes will be guaranteed by our existing and future restricted subsidiaries in the circumstances provided in the indenture governing the notes.

Optional Redemption

We may redeem the notes in whole or in part, at our option, at any time before April 1, 2016, at a redemption price equal to 100% of the principal amount plus a make-whole premium as provided in the indenture governing the notes. We may redeem the notes in whole or in part, at our option, at any time on or after April 1, 2016, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2016	105.000%
2017	102.500%
2018	100.000%

In addition, at any time before April 1, 2016, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 110.000% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

Additional Amounts and Redemption for Changes in Withholding Taxes

Except as required by law, we will make payments on the notes free of withholding or deduction for taxes. If withholding or deduction is required, we will, subject to certain customary exceptions, be required to pay additional amounts so that the net amounts holders of the notes receive will equal the amount holders of the notes would have received if withholding or deduction had not been imposed. If, as a result of a change in law, we are required to pay such additional amounts, we may redeem the notes in whole but not in part, at any time at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon the occurrence of certain change of control events, holders of the notes will have the right to require us to repurchase some or all of their notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Proceeds of Asset Sales and Events of Loss

We will be obligated in certain instances to make offers to purchase outstanding notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of an event of loss with respect to Collateral. The purchase price of the notes will be 102% of their principal amount plus accrued and unpaid interest, if any.

Excess Cash Flow

If we have at least $1.0 million of Excess Cash Flow (as defined in the indenture governing the notes) for each fiscal year, commencing in respect of the year ended December 31, 2014, we will be required to make an offer to repurchase a maximum principal amount of notes per annum equal to the lesser of (a) the Excess Cash Flow for such fiscal year and (b) $20.0 million, at a price equal to 102% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes.

Certain Covenants

The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase their capital stock or make other restricted payments and investments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with affiliates;

•	merge, consolidate or sell all or substantially all of our properties and assets;

•	create or designate unrestricted subsidiaries; and

•	impair the security interests.

These covenants are subject to important exceptions and qualifications, which are provided in the indenture governing the notes.

Revolving Credit Facility

In connection with the private placement of notes, we and GSL Limited, as initial borrowers, and together with each of our 17 subsidiaries that own Mortgaged Vessels, as initial guarantors, entered into a new credit agreement dated as of March 19, 2014, with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank International plc, as facility agent and Deutsche Bank Trust Company Americas, as security agent, together with security and other agreements, which provide for our revolving credit facility.

General

The revolving credit facility provides for aggregate commitments of $40.0 million, which shall be reduced to $25.0 million if on any testing date, our debt service coverage ratio in respect of the preceding six months is less than 1:1. Debt service coverage will be tested on December 31, 2016, June 30, 2017 and December 31, 2017. Subject to customary conditions precedent, certain of our subsidiaries may borrow under the revolving credit facility to finance (or refinance) the acquisition of vessels and may also borrow amounts not to exceed, at any time outstanding, $5.0 million for general corporate purposes. To the extent that borrowings under the revolving credit facility are applied towards all or part of the acquisition cost (or the refinancing thereof) of a vessel, we will be required to pledge, on a first-priority basis, such vessel, together with certain other associated property, contract rights and bank accounts, and the capital stock of the applicable vessel-owning subsidiary, as additional Collateral securing the obligations under the revolving credit facility and the notes.

Interest Rate, Fees and Maturity

Borrowings under the revolving credit facility bear interest at LIBOR plus a margin of 3.25% per annum, payable quarterly in arrears or at the end of certain other interest payment periods.

In addition to paying interest on outstanding principal under the revolving credit facility, we are required to pay a quarterly commitment fee of 1.30% per annum to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. We also pay certain other customary fees.

The final maturity date of the revolving credit facility is October 1, 2018.

Mandatory Prepayments

The revolving credit facility will require us to prepay outstanding loans, subject to certain exceptions, with the net cash proceeds of certain sales or other dispositions of Collateral or upon the occurrence of an event of loss with respect to Collateral and upon a change of control.

Voluntary Prepayments

We will be able to voluntarily prepay outstanding loans under the revolving credit facility at any time, subject to certain notice requirements.

Guarantees and Security

Guarantees will be jointly and severally provided by us and the same subsidiaries guaranteeing the notes. In addition, any subsidiaries who become borrowers under the revolving credit facility will also provide a guarantee. Our obligations under the revolving credit facility will be secured by first-priority security interests (subject to certain permitted liens) over the Collateral that will rank equal with the security interest of the notes, subject to the right of the finance parties under the revolving credit facility to receive the net proceeds of any foreclosure on the Collateral before the holders of the notes.

Certain Covenants and Events of Default

We will be required to maintain minimum cash and cash equivalents in an amount ranging from $15.0 million to $20.0 million, as provided in the credit agreement governing our revolving credit facility.

In addition, the revolving credit facility contains negative covenants that, among other things and subject to certain significant exceptions, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase capital stock or make other restricted payments and investments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with affiliates;

•	merge, consolidate or sell all or substantially all of our properties and assets;

•	create or designate unrestricted subsidiaries; and

•	impair the security interests.

The credit agreement governing our revolving credit facility also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the revolving credit facility will be entitled to take various actions, including the acceleration of amounts due under the revolving credit facility and actions customarily permitted to be taken by a secured creditor. Amendments and waivers of the covenants described above or any other provisions which affect solely the revolving credit facility will require the consent of lenders holding all or the majority of the commitments and loans under the revolving credit facility.

Previous Credit Facility

Our Previous Credit Facility with ABN AMRO Bank N.V. (also the “Agent”) and the other parties thereto from time to time was entered into in 2007 and was originally an $800.0 million revolving facility, non-amortizing for five years and with a term of eight years. All of our vessel owning subsidiaries and GSL Limited were borrowers and guarantors jointly and severally guaranteeing our obligations under the Previous Credit Facility. As described above, we used a portion of the net proceeds of the private placement of notes to repay all outstanding borrowings under, and terminate, our Previous Credit Facility on March 19, 2014.

Post-Transactions

After the consummation of the Transactions, we are highly leveraged. As at December 31, 2013, after giving effect to the Transactions, we would have had approximately $465.0 million of total debt and other long term liabilities outstanding, including $420.0 million of secured indebtedness (all of which would have been represented by our notes) and $45.0 million aggregate liquidation preference of our preferred shares, and we would have had availability of $40.0 million under our revolving credit facility. The revolving credit facility was undrawn on March 19, 2014.

Our liquidity requirements are significant, primarily due to debt service requirements. After giving effect to the Transactions (based on the interest rate on the notes) as if they had occurred on January 1, 2013, our cash interest expense for the year ended December 31, 2013 would have been $43.6 million.

We believe that amounts available through our revolving credit facility, together with funds generated by the business and retained, will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, debt repayment obligations and to purchase additional vessels.

As market conditions warrant, we may from time to time, depending upon market conditions, seek to repurchase debt securities that we have issued or loans that we have borrowed, including the notes and borrowings under our revolving credit facility, in privately negotiated or open market transactions, by tender offer or otherwise.

Working capital and dividends

Our net cash flows from operating activities corresponds directly with the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship manager an annual management fee of $123,000 per vessel and to reimburse it for operating costs it incurs on our behalf up to a quarterly cap pursuant to the global expense agreement (other than drydocking expenses and insurance premiums which will not be subject to the cap). Charterhire is payable by CMA CGM 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business—We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments, and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

Our $45.0 million of preferred shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016.

We estimate that the average cost of the 16 drydockings completed between 2009 to 2013 was approximately $1.2 million, with an average loss of revenue of $0.3 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled Item 4.B. “Information on the Company—Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include repaying the remaining principal balance of the notes at the stated maturity date on April 1, 2019. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the notes.

C. Research and Development

Not applicable.

D. Trend Information

Maritime Strategies International Ltd. (“MSI”) has provided certain statistical and graphical information contained in this Annual Report in Item 5.D. “Trend Information.” MSI has advised that (i) some information in MSI’s database is derived from estimates derived from industry sources or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in MSI’s database, (iii) whilst MSI has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors, (iv) MSI, its agents, officers and employees cannot accept liability for any loss suffered in consequence of reliance on such information or in any other manner, and (v) the provision of such information does not obviate any need to make appropriate further enquiries.

Industry Overview

The container shipping industry is one of the younger shipping sectors, with the first containerized cargoes shipped in the mid-1950s. Containerization is the most convenient and cost-effective way to transport a huge range of cargoes, predominantly a diverse selection of consumer and manufactured goods, and as such has been a significant driver of globalization.

From 1993 through 2008, containerized trade grew at a compound annual rate of over 9%. 2009 saw the only year of negative growth in the industry’s history, on the back of the global economic slowdown, with volumes shrinking 8%. Volumes recovered in 2010, posting growth of 15%. 2011 growth exceeded 7%, but slowed in 2012 to around 4%. Containerized trade volumes in 2012 were 161 million TEU and, based on data available as at December 31, 2013, are estimated at 166 million TEU in 2013.

The containerized supply chain extends throughout the world. However the most important trades are those linking the major manufacturing economies in Asia and, in particular, China with the major consuming economies in North America and Europe and, increasingly, the intra-Asian trades connecting that region’s rapidly growing markets. Growth in containerized trade is linked to demand for manufactured goods and thereby to regional economic growth. However, historically this underlying growth has been boosted by both the containerization of breakbulk goods, including refrigerated cargoes, and the outsourcing of manufacturing from Europe and North America.

The rapid expansion in containerized trade has also led to a rapid expansion in the global liner fleet, of which the vast majority of vessels are fully cellular containerships (vessels fitted with cell guides for containers throughout the ship, improving container stowage and significantly enhancing the efficiency of load and discharge operations). Between 1994 and 2013, the nominal carrying capacity of the fully cellular fleet grew by a compound annual rate of over 10% and, as at December 31, 2013, stood at 17.5 million TEU, aboard a total of 5,182 vessels.

Within the container shipping industry, key participants include shippers, liner companies and charter-owners. Shippers are the senders and receivers of containerized cargo. Liner companies are logistics service providers responsible for the seaborne, and often also inland, transportation of containerized goods; they negotiate freight rates with shippers themselves, or with third parties such as freight forwarders/consolidators. Liner companies either operate vessels that they themselves own, or lease vessels from charter-owners. Charter-owners (also referred to as containership owners and containership lessors) provide the function of owning containerships and leasing, or chartering, them out to liner companies. Today, around half of the operated fleet, measured by TEU capacity, is provided by charter-owners—up from an estimated 16% in 1995.

In the containership charter market, leases are most often structured as time charters. Under a time charter, with the exception of fuel (which is paid for by the lessee), most operating costs of the vessel are borne by the lessor. Charter periods can vary in length: the spot market generally refers to charter fixtures of 12 months or less, while term charters cover longer fixtures, with periods of 10 years or more not uncommon.

Demand

Global container trade predominantly involves the movement of manufactured and semi-manufactured goods. Containerized trade has both facilitated and been driven by globalization. Growth drivers include the increasing consumption of manufactured goods, expansion of containerization into other cargo modes, the outsourcing of manufacturing and consumer demand for global product. Consequently, containerized trade has tended to expand at a multiple of both global gross domestic product growth and total seaborne trade growth (see Chart 1). In 2012, global containerized trade volumes amounted to 161 million TEU and, based on data available as at December 31, 2013, 2013 volumes are estimated at approximately 166 million TEU.

Chart 1: Year-on-Year Growth of World Gross Domestic Product, Seaborne Trade and Container Trade (2013 Estimated Based on Data as at December 31, 2013)

Chart 2 shows the breakdown of containerized trade by region. China accounts for 36% of global container port throughput, the Far East (excluding China) accounts for another 19% and Europe is in third place with a 14% share. Since the downturn of 2009, containerized trade growth has tended to be concentrated in the emerging markets of Asia (including China), Africa and the Middle East (see Table 1).

Chart 2: Container Port Throughput by Region, Full Year 2013 Estimated (Based on Data Available as at December 31, 2013)

Table 1: Regional Container Port Throughput: Compound Annual Growth Rates (Based on Data Available as at December 31, 2013)

	1993-2008	2009	2010-2012	2013E
North America	6%	-12%	5%	3%
Latin America	10%	-12%	8%	2%
Western Europe	7%	-9%	7%	0%
Eastern Europe	16%	-19%	10%	9%
Africa	11%	0%	5%	4%
Middle East	12%	-15%	8%	2%
South Asia	13%	-7%	10%	0%
South East Asia	9%	-5%	10%	4%
China	17%	-4%	11%	5%
Other Asia	4%	-15%	6%	2%
Oceania	8%	-8%	6%	5%
WORLD	9%	-8%	9%	3%

Traditionally, global container trade has been separated into four different trade groupings: the arterial East-West Trades (“mainlanes”), the non-mainlane East-West trades, North-South trades and intra-regional trades.

The mainlane trades are the major East-West routes connecting Asia, North America and Europe. Transpacific (commonly taken to refer to all cargoes moved between Asia and North America, regardless of whether they cross the Pacific or go via the Suez Canal) and Asia-Europe are the largest long-haul container trades. The distances associated with these tradelanes mean that their impact upon vessel demand is disproportionately higher than their absolute size by volume alone would imply; this is the “TEU-mile” effect. Cargoes on the Transpacific and Asia-Europe trades are normally carried on the largest vessels (over 10,000 TEU) since the length and high cargo volumes of these trades, combined with well-developed port infrastructure, allow such vessels to maximize their economies of scale.

Although during the mid-2000s the Asia-Europe and Transpacific trades saw rapid growth, particularly on the stronger Asian export leg, more recently the compound average growth rate for all the mainlane trades fell to 6% over the period 2010-2012, and for 2013 is estimated to be 4%.

The non-mainlane East-West trades are those which link the Middle East and Indian Subcontinent to Asia, Europe and North America. Of these, the most significant is the Westbound Asia-Middle East/Indian Subcontinent trade, which in 2013 is projected to represent nearly 6% of global volumes. While historically these trades have been served by smaller vessels than those deployed on the mainlane trades, the combination of relatively high cargo volumes and good port infrastructure has meant that they can also accommodate vessels over 10,000 TEU.

North-South trades are those which connect North America, Europe and Asia with Central and South America, Africa and Oceania. North-South trades grew by a compound annual rate of 8% from 2010-2012 and the largest of them—the Southbound Asia-Latin America trade—is projected to total five million TEU in 2013. Vessels serving these trades are typically between 2,900 TEU and 7,600 TEU, in part due to the lower volumes on some tradelanes and in part as a consequence of physical port restrictions preventing significantly larger vessels being deployed on the trade. However, the combination of strong volume growth and improved infrastructure in selected ports has meant that certain services to Latin-America are being upgraded to vessels over 7,600 TEU.

Intra-regional trades are the largest trade grouping and include the intra-Asian, intra-European and intra-Latin America and Caribbean trades. Of these, the largest is the intra-Asian trade, representing approximately one third of global containerized volumes. Each intra-regional trade is made up of many different sub-trades, which may have very different characteristics. Consequently, intra-regional trades are served by a wide range of vessels, ranging from containerships under 1,000 TEU up to vessels in excess of 5,200 TEU. However, for a majority of the intra-regional sub-trades either low freight volumes, short distances or port restrictions make them most suited to smaller vessels; in some cases only smaller vessels equipped with gear (i.e. those with their own cranes to load and unload containers) are viable.

Chart 3 breaks down estimated global containerized volumes by trade grouping in 2013, while Chart 4 shows estimated annual growth by trade grouping 2008 through 2013.

Chart 3: Global Container Trade by Trade Grouping, Full Year 2013 Estimated (Based on Data Available as at December 31, 2013)

Chart 4: Annual Container Trade Growth (2013 Estimated Based on Data Available as at December 31, 2013)

Supply

As at December 31, 2013, 5,182 containerships with a nominal capacity totaling 17.5 million TEU were on the water. A further 3.8 million TEU were on order, for delivery through 2016. Growth of the containership fleet (see Chart 5) has been driven by anticipated growth in containerized trade, adjusted for the TEU-mile effect, together with the increasing size of vessels to achieve scale economies. The fleet has expanded by a compound annual rate of a little over 10% over the last 20 years, with nominal capacity increasing by 80% between 2006 and 2013. Growth rates have slowed somewhat since 2009, falling to approximately 9% in 2010 and 2011 and to 6% in 2012 and a little over 5% in 2013. The orderbook-to-fleet ratio peaked at over 60% in 2007. As at December 31, 2013, it was only 22%. In recent years, ordering has been heavily weighted towards larger vessels, and consequently the orderbook, both in absolute terms and as a percentage of the existing fleet, is highest in the segment for vessels over 12,000 TEU (see Chart 6).

Chart 5: Historical Development of the Containership Fleet (2013 Estimated Based on Data Available as at December 31, 2013)

Chart 6: Estimated Capacity on Order and Orderbook as a Percentage of the Fleet, by Segment, as at December 31, 2013

The pursuit of economies of scale and consequent focus of the orderbook on ever larger units means that, on average, vessels in the smaller size segments of the containership fleet are significantly older than those in the larger size segments (see Chart 7). Approximately 52% of the fleet under 1,300 TEU by capacity is more than ten years old and 14% is at least 20 years old. In contrast, no vessel over 12,000 TEU is more than eight years old; no ship larger than 5,200 TEU is more than 20 years old. The average economic life expectancy of a containership is 30 years.

Chart 7: Containership Fleet by Size and Age Bands, Estimated, as at December 31, 2013

The size of vessels has increased over time as liner companies seek to reduce unit cost by increasing economies of scale. However, the potential economies associated with deploying larger vessels can only be unlocked if the utilization levels on those vessels (a function of total available cargo volume, market share and service frequency on a particular route) reaches a certain point. Other factors include voyage length (larger vessels tend to be most efficient on longer trades) and physical constraints (ports need to be sufficiently deep and equipped with appropriate shoreside infrastructure to handle larger vessels).

There is considerable overlap in trading patterns for each size segment of the containership fleet (see Chart 8), and these patterns have evolved, and continue to evolve, over time. Since 2008, the tonnage cascade (which refers to the process of the deployment of larger vessels, which displace smaller vessels which, in turn, displace even smaller vessels onto other tradelanes) has accelerated due to the top-heavy orderbook and comparatively weaker recent volume growth on the mainlanes. As at December 31, 2013, 84% of capacity over 7,600 TEU was deployed on mainlane trades.

Deployment for the 5,200-7,600 TEU and 3,900-5,200 TEU fleet segments is evenly split between mainlane trades and non-mainlane East-West and North-South trades (with a small amount of capacity being deployed on intra-regional trades). Non-mainlane East-West and North-South trades provide employment to half of the 2,900-3,900 TEU fleet segment, while vessels below 2,900 TEU are most commonly employed on intra-regional trades.

With the exception of services transiting the Panama Canal (which will be able to accommodate larger vessels beginning approximately 2016) vessel deployment on mainlane trades is not generally subject to vessel size restrictions. However, deployment on non-mainlane trades is often subject to physical constraints such as shallow draft and/or limited shoreside infrastructure. Factors such as these can be compounded by liner companies’ desire not to tie up their larger, strategic vessels in congested or otherwise inefficient ports. Under-developed shoreside infrastructure also creates a requirement for geared vessels with their own cranes to load and unload cargo. Although port development projects tend to loosen these constraints over time, this is offset by the increasing range of ports which can receive containerships as markets continue to emerge. As at December 31, 2013, 14% of the global fleet (by TEU capacity) was geared, while geared tonnage represented only 6% of the orderbook. The simple average age of the geared fleet was 12.3 years.

While major ports in the Middle East and Latin America are often able to manage vessels over 5,200 TEU, secondary ports are frequently not able to do so. Infrastructure limitations in the Indian Subcontinent and Africa are yet more pronounced.

Chart 8: Containership Deployment by Trade, as at December 31, 2013

Five factors significantly mitigate effective supply (which refers to the carrying capacity of the containership fleet as it is deployed and operated): scrapping, orderbook cancellation (or delay), vessel idling, slow steaming and funding availability.

From 2000-2008, only 340,000 TEU of capacity was scrapped in total. In 2009, the market downturn led owners to demolish 400,000 TEU. Scrapping volumes fell to 160,000 TEU in 2010 and 90,000 TEU in 2011, but in 2012 increased to 350,000 TEU and are estimated at 440,000 TEU in 2013. To date, scrapping activity has been confined to vessels below 5,200 TEU.

Prior to 2008, the cancellation of containership orders was relatively rare, while the delivery of newbuildings after their scheduled delivery date was generally associated with technical issues rather than commercial requirements. However, with the industry downturn from the end of 2008, both slippage and cancellation had a significant impact on reducing and delaying delivery of the containership orderbook. In 2009, 0.6 million TEU of capacity was cancelled, which declined to 0.2 million TEU in 2010 and 40,000 TEU in 2011, but increased to 0.2 million TEU in 2012. Cancellations are estimated to have been 0.2 million TEU in 2013.

As well as increasing cancellations and delaying deliveries, the industry has combatted oversupply by idling vessels. Total idle capacity rose from 70,000 TEU in September 2008 to a peak of over 1.5 million TEU, representing 11% of the global fleet, in October 2009. Idle capacity subsequently fell to 110,000 TEU in mid-2011, before peaking again at 840,000 TEU in December 2012. At December 31, 2013, idle capacity was estimated at 797,000 TEU, or 5% of the global fleet. Idle capacity varies by fleet segment (see Chart 9).

Chart 9: Estimated Idle Fleet Breakdown, as at December 31, 2013

Slow steaming has also been a significant development in restraining effective capacity growth. It was first introduced in 2008, as a response to high fuel prices as the relationship between vessel speed and fuel consumption is non-linear. Slow steaming typically leads to additional vessels being inserted into an existing service, to maintain a given service frequency, while each vessel steams at a lower speed. It is most easily and effectively applied to longer trades and was pioneered on the Asia-Europe trade. In 2007, a standard Asia-Europe service was maintained with eight vessels on an eight week rotation; by the end of 2013 eleven and twelve vessel strings, on eleven or twelve week rotations, had become typical. High bunker prices have also seen slow steaming extended to other long distance, high-volume trades such as the Transpacific, Asia-Latin America and Asia-Middle East trades. While the nominal capacity of the containership fleet expanded by 34% from 2008-2012, adjusting for slow steaming reduced this growth rate to 19%.

Since late 2008, container shipping has been capital-constrained. This is a product of the retrenchment of shipping banks (particularly those based in Europe) and the decline of the KG environment. This has limited the ordering of new containerships, resulting in the current below-trend orderbook-to-fleet ratio. Alternative capital providers, including private equity, are known to be exploring opportunities within the sector.

Recent Vessel Ordering

Containership newbuildings are either contracted by a liner company intending to operate the vessel, or by an independent charter-owner planning to charter it to a line. Charter-owners either order vessels with pre-arranged term charters to a liner company (often referred to as a “back-to-back” arrangement) or on a speculative basis, hoping to fix the vessel on the open market once it is delivered. Prior to 2008, charter-owner orders of vessels of over 5,200 TEU tended to be on a back-to-back basis, against term charters of five years or more.

Since 2008, the ordering of new containerships has been by the liner companies themselves and by relatively few charter-owners with access to capital. Notwithstanding some modest recent speculative ordering, most newbuilding commitments made by charter-owners have been back-to-back with long term charters to established liner operators. Recent ordering activity has tended to be focused on the larger vessel sizes. In 2012, approximately $4.2 billion of containership newbuildings were contracted; in 2007 the figure was almost ten times higher. Orders placed in 2013 are estimated at $16.5 billion.

The weighting of the orderbook towards larger vessels also implies that the near term impact, if any, of the new generation of fuel-efficient “eco-ships” (referring to new designs of vessels which are configured to offer reduced fuel consumption and are able to operate at lower speeds) may be more pronounced in the larger size segments. Furthermore, the contracting of such tonnage by liner companies or, on a back-to-back basis, by charter-owners implies that such vessels are unlikely to be significantly exposed to the spot charter market for some time. With more limited newbuilding activity for smaller vessels, it is expected that those eco-ships that do appear on the spot charter market will earn a premium but will be unlikely to more generally define vessel earnings until they account for a larger proportion of the market. At December 31, 2013, the orderbook for tonnage under 5,200 TEU stood at 6% of existing tonnage, implying a relatively slow rate of fleet replacement.

Containership Leasing

Fully cellular fleet ownership is split between liner companies and charter owners. Liner companies are logistics service providers. They are responsible for the seaborne transportation of containerized cargo, its handling at load and discharge ports and also often inland transportation between those ports and the container’s origin/destination. While there are more than a hundred liner companies, over 47% of fully cellular capacity is controlled by the top five lines. 87% of capacity is controlled by the top twenty lines.

Liner companies have increasingly disaggregated vessel operation from vessel ownership. In a highly capital intensive industry, chartering vessels allows liner companies to outsource their capital requirements while also giving them a platform to scale operating capacity up and down in line with fluctuations in demand. As at December 31, 2013, 50% of containership capacity deployed by the top 25 lines was chartered in from containership lessors. 48% of the total capacity operated by all liner companies was chartered in. Of the charter owner fleet, 26% is provided by the top five charter-owners and 63% by the top 25. In 1995 it has been reported that only 16% of the liner fleet was chartered in. German charter-owners remain the largest suppliers of chartered tonnage, collectively representing 60% of all chartered capacity as at December 31, 2013 (see Chart 10).

Chart 10: Ownership of Containership Fleet Capacity, as at December 31, 2013

Chart 11 shows the fleet and orderbook of the top 25 liner companies, as well as highlighting the percentage of their capacity which is chartered in.

Chart 11: Top 25 Liner Companies, as at December 31, 2013

Historically, the KG system was the principal source of equity for many German owners. The system has been employed as an investment vehicle for high net worth individuals (primarily German) in various asset classes, including shipping assets. In addition to the returns from their investments, investors in ship-oriented KGs also gain various tax benefits (although since 2005 these tax benefits have been reduced). Since 2008 the KG environment for ship investments has been significantly constrained, with limited new capital raised.

Chart 12: Top 25 Charter-Owners, as at December 31 2013

Although charter-owners are represented throughout the containership fleet, they are particularly prominent in the market for smaller vessels, controlling over half the tonnage in every fleet segment below 5,200 TEU. Overall, the charter owner fleet totaled nearly nine million TEU as at December 31, 2013, of which over five million TEU was composed of vessels under 5,200 TEU.

Chart 13: The Charter Owner Fleet by Vessel Size Segment, as at December 31, 2013

The Containership Leasing (Charter) Market

Liner companies charter vessels in from independent charter-owners. Charters can either be on a time charter or a bareboat basis.

Under a time charter, with the exception of fuel (which is paid for by the lessee), most operating costs of the vessel, including crewing and provisioning, maintenance and repair, lubricating oils and insurances, are borne by the lessor. The lessor must also cover capital expenditure associated with maintaining the vessel, including that for periodic drydocking. Time charters are broadly analogous to wet leases.

Under a bareboat charter, all operating expenses (including fuel) are borne by the lessee. The lessee must also typically cover required capital expenditure on the vessel during the lifetime of the lease. Bareboat charters are effectively financing transactions.

Shipping industry bodies, such as the Baltic and International Maritime Council (“BIMCO”), have developed standard contractual forms as the bases for time charter and bareboat charter agreements. These forms have been widely adopted by the industry.

Time charters tend to be more common than bareboat charters in the containership charter market.

Charter periods can vary in length. The spot market generally refers to charters of 12 months or less. Term charters cover longer fixtures, with periods of 10 years or more not uncommon.

Charter contracts with international liner operators tend to be denominated in United States Dollars.

The containership charter market has evolved with the containership fleet, with a liquid charter market only developing for a given vessel size segment once the fleet of vessels on the charter market for that segment reaches a critical mass—from speculative orders, from liner companies selling vessels to charter-owners and from the expiry of initial back-to-back charters. Consequently, the charter market for the smaller sizes of containerships has a longer pedigree than for larger vessels. Today, there is a liquid charter market for vessels up to around 5,200 TEU. Although there are larger ships on the charter market, transaction volumes are currently limited.

The volume of containership charter fixtures varies according to the demand for ships and the average length of charter. Chart 14 shows the evolution of reported containership fixtures. In 2005-2006 the total volume of charter fixtures fell as average charter length increased. Conversely, fixtures in 2012 reached their highest level ever, in part a result of shorter charter periods as well as the larger charter owner fleet.

Chart 14: Reported Annual Containership Fixture Activity

In the spot, or short term, charter market, rates are driven by the dynamics of supply and demand (see Chart 15), which may differ by fleet segment. From 1998-2008, 6-12 month time charter rates for a theoretical 3,500 TEU gearless containership averaged $23,000/day. However, at the end of 2008 demand for containerships fell along with trade volumes, putting charter rates under pressure. An earnings recovery in 2010 and early 2011 proved short-lived. As at December 31, 2013, prevailing spot market rates for the theoretical 3,500 TEU vessel were somewhat over $7,000/day. Chart 16 shows the evolution of containership time charter rates for selected vessel sizes in the short term (6-12 months) charter market.

Chart 15: Containership Earnings in the Spot Charter Market are Shaped by Supply and Demand Fundamentals (2013 Estimated Based on Data Available as at December 31, 2013)

The Containership Spot Market Charter Rate Index in Chart 15 is calculated using weighted average charter rates of vessels from seven different fleet segments, with the weighting assigned according to the relative capacity (in TEU) of those fleet segments in a given year.

Chart 16: Evolution of Containership Time Charter Rates in the Short Term Charter Market

Generally, liner operators are the containership lessees. Operating results for the liners have tended to be cyclical (see Chart 17) and strongly influenced by fluctuations in underlying supply and demand. However, during 2012 and 2013, liners have endeavored, with periodic success, to decouple freight rates from industry fundamentals. This has been through a combination of capacity management and pricing discipline, including the implementation of general rate increases.

Chart 17: Average Quarterly EBITDA Margins for Selected Liner Companies(1)

(1)	The Average EBITDA Margins shown in the chart are based on the simple average of EBITDA results published by Maersk Line, Hapag-Lloyd, APL, CSAV, CCNI and RCL, representing a selection of global, East-West, North-South and intra-regional / niche liner operators of varying sizes.
(2)	CMA CGM’s EBITDA margins are shown since the first quarter of 2012, since this information was not publicly available prior to such time.

Vessel Prices

Containership newbuilding prices are dictated by the global supply and demand of shipyard capacity, together with the input costs faced by the shipyards themselves (principally steel, labour, equipment and energy). In the years prior to 2008, containership newbuilding prices were very strong, driven up not only by demand from containership owners and operators but also through competition for shipyard berths from other sectors. The shipbuilding industry responded to high demand by increasing supply, with China in particular being a source of significant new capacity.

After the financial crisis of 2008, demand for the three major ship types (oil tankers, dry bulk carriers and containerships) decreased significantly, and vessel newbuilding prices came under pressure. The newbuilding price has been further undermined by increased productivity at shipyards, which has partially offset rising input costs.

The secondhand market for containerships has grown along with the container shipping industry, particularly as charter-owners have increased their share of the fleet, driving an increase in the number of transactions. Secondhand containership sales can either be on a charter-free basis, where the vessel is delivered as is, or with a charter contract attached. The latter is particularly common when liner companies are selling a vessel: charter-owners often find a sale and leaseback structure attractive for the contracted cashflow during the leaseback period, while liner companies take an asset off their balance sheet and release equity. The economics for such a transaction are negotiated as a function of purchase price, charter rate, expected residual value of the vessel and counterparty risk.

Charter-free containership values between 2003 and 2008 were at elevated levels, driven up by strong earnings and high newbuilding prices. However as the earnings environment deteriorated at the end of 2008, asset values also came under pressure. 2010-11 saw a brief recovery in prices, but the current combination of depressed earnings in the short term charter market and downward pressure on newbuilding prices put asset values under further pressure.

As at December 31, 2013, the newbuilding price for a theoretical 4,400 TEU vessel was $48 million, down from a 2008 peak of almost $77 million. Combined with the poor earnings environment, this has pushed asset values down, with a theoretical fifteen year old 4,400 TEU vessel valued at a little over $11 million, down from over $50 million at the start of 2008 and over 60% below the 10 year historic average of $29 million. The scrap price for such a vessel would be approximately $7 million. Chart 18 below shows the evolution of benchmark prices for a 4,400 TEU vessel.

Chart 18: 4,400 TEU Vessel Price Benchmarks for Newbuildings, Existing Tonnage (Five Year Old Vessels and 15 Year Old Vessels) and Scrap

E. Off-Balance Sheet Arrangements

Except as described under “—Contractual Obligations” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk”, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Contractual Obligations

Historical Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as at December 31, 2013. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

Contractual Obligations	Less than 1year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations, excluding interest(1)	$50.1	$316.3	—	—	$366.4
Interest on long term debt obligations(1)(2)	15.1	19.0	—	—	34.1
Net obligation under interest rate swaps(3)	9.0	9.0	—	—	18.0
Ship management agreements(4)	0.3	—	—	—	0.3
Mandatorily Redeemable Preferred Shares including interest(5)	1.1	10.2	33.0	5.2	49.5

Total	$75.7	$354.5	$33.0	$5.2	$468.3

(1)	The Previous Credit Facility was repaid in connection with the Transactions.
(2)	The estimated contractual interest obligation has been calculated using an assumed interest rate of 4.25%, which represents estimated USD LIBOR of 0.50% plus a spread of 3.75%, which was the applicable margin under the Previous Credit Facility at least until April 30, 2015. For periods after April 30, 2015, we have assumed an interest rate of 3.50%, representing estimated USD LIBOR of 0.50% plus a reduced margin of 3.00% on the basis that our leverage ratio becomes 75% or less. The Previous Credit Facility contemplated a combination of a margin of 3.50% if the leverage ratio remained above 75%.
(3)	The estimated net obligations under our interest rate swaps have been calculated using a USD LIBOR of 0.50%. The interest rate swaps were terminated in connection with the Transactions.
(4)	Reflects the management fee payable for the two month notice period required in connection with a termination under each of our ship management contracts. This amount is based on the annual management fee of $123,000 per vessel. These obligations do not include any amount for the reimbursement of daily operating costs incurred by the Ship Manager on our behalf.
(5)	The Series A preferred shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016. The interest obligation has been determined using an all in rate of 2.50% being estimated USD LIBOR of 0.50% plus the contractual margin of 2.00%.

In addition to the scheduled repayments commencing August 31, 2016, the Series A preferred shares provide for mandatory redemptions upon the occurrence of certain events, including the issuance of equity, issuance of unsecured debt, sale of a vessel and a change of control.

As Adjusted Contractual Obligations

The following table summarizes our contractual obligations as at December 31, 2013 after giving effect to the Transactions.

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations, excluding interest(1)	—	—	420.0	—	$420.0
Interest on long term debt(2)	43.8	87.6	87.6	—	218.9
Ship management agreements(3)	0.3	—	—	—	0.3
Mandatorily Redeemable Preferred Shares including interest(4)	1.1	10.2	33.0	5.2	49.5

Total	$45.2	$97.8	$540.6	$5.2	$688.8

(1)	Consists of $420.0 million aggregate principal amount of the notes.
(2)	Represents aggregate interest payments on the $420.0 million aggregate principal amount of the notes, as well as commitment fees at 130 basis points for our revolving credit facility. It does not reflect interest payments in respect of borrowings under our revolving credit facility. Assuming the borrowing of all amounts available under our revolving credit facility (based on an assumed USD LIBOR rate of 0.5% for the periods presented), our annualized interest expense would increase by $0.2 million.

(3)	Reflects the management fee payable for two month notice period required in connection with a termination under all of our ship management contracts. This amount is based on the annual management fee of $123,000 per vessel. These obligations do not include any amount for the reimbursement of daily operating costs incurred by the Ship Manager on our behalf.
(4)	The Series A preferred shares are mandatorily redeemable at par by quarterly installments of approximately $4.0 million commencing August 31, 2016. The interest obligation has been determined using an all in rate of 2.50% being estimated USD LIBOR of 0.50% plus the contractual margin of 2.00%.

In addition to the scheduled repayments commencing August 31, 2016, the Series A preferred shares provide for mandatory redemptions upon the occurrence of certain events, including the issuance of equity, issuance of unsecured debt, sale of a vessel and a change of control.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2013 are listed below:

Name	Age	Position
Michael S. Gross	52	Chairman of the Board
Howard Boyd	69	Director
Angus R. Frew	56	Director
Guy Morel	64	Director
Ian J. Webber	56	Chief Executive Officer
Susan J. Cook	57	Chief Financial Officer
Thomas A. Lister	44	Chief Commercial Officer
Vivek Puri	56	Chief Technical Officer

Michael S. Gross. Mr. Gross has been a director since inception and was appointed Chairman in September 2008. Since December 2010, Mr., Gross has been the Chairman of the board of directors, Chief Executive Officer and President of Solar Senior Capital Ltd. Since December 2007, Mr. Gross has served as the Chairman and Chief Executive Officer of Solar Capital Ltd, a finance company focusing on debt and equity investments in leveraged companies. From July 2006 through approximately the first quarter 2009, Mr. Gross was a partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Mr. Gross was the Chairman, Chief Executive Officer, and Secretary of Marathon Acquisition Corp. from April 2006 to August 2008. Between February 2004 and February 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. (“AIM”), a leading private equity firm which he founded in 1990 and the investment adviser to AIC. From 1990 to February 2006, Mr. Gross was a senior partner at AIM. Mr. Gross currently serves on the board of directors of Jarden Corporation.

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

Angus R. Frew. Mr. Frew has been a director since August 2008. He was appointed Secretary General of BIMCO in October 2013. Previously, Mr. Frew was chief executive of the UK Chamber of Shipping since July 2009. Mr. Frew was president and chief executive officer from 2003 until 2008 of GE SeaCo SRL, a joint venture between GE Capital and Sea Containers Ltd and one of the largest global container leasing companies. Mr. Frew was a director of the Institute of International Container Lessors from 2003 until 2008, serving as chairman in 2004, and a director of the Container Owners’ Association from 2007 to early 2008. Mr. Frew was an officer of Sea Containers Ltd from 2003 to 2005 and senior vice president of its container division. From 1990 to 2002, Mr. Frew held senior management positions in the beverages industry with Grand Metropolitan Plc, Diageo Plc and The Seagram Company Ltd. After qualifying as a British Chartered Accountant in 1983, Mr. Frew held senior financial positions in a number of small entrepreneurial businesses in the IT consultancy, design and retail industries. Mr. Frew has an honors degree in chemistry from the University of Durham.

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

Thomas A. Lister. Upon the completion of the Merger, Mr. Lister became our Chief Commercial Officer. From 2005 until 2007, Mr. Lister was Senior Vice President at DVB Group Merchant Bank (Asia) Ltd, responsible for developing DVB’s Singapore ship fund and leasing project. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group Nordcapital as Director of Business Development. From 1991 to 2002, Mr. Lister worked for a number of shipping companies in both South America and the U.S. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

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

B. Compensation

Employment Agreements and Executive Compensation

Global Ship Lease Services Limited, our wholly owned subsidiary, has entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and Global Ship Lease Services Limited, Mr. Webber serves as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary of £298,700 and is eligible to receive a bonus payment up to an annual maximum of 60% of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook serves as our Chief Financial Officer. Pursuant to her employment agreement, Ms. Cook receives an annual salary of £170,000 and is eligible to receive a bonus payment up to an annual maximum of 40% of her salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister serves as our Chief Commercial Officer. Pursuant to his employment agreement, Mr. Lister receives an annual salary of £180,250 and is eligible to receive a bonus payment up to an annual maximum of 40% of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as our Chief Technical Officer. Pursuant to his employment agreement, Mr. Puri receives an annual salary of £134,000 and is eligible to receive a bonus payment up to an annual maximum of 40% of his salary at the discretion of Global Ship Lease Services Limited.

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

Compensation of Directors

The Chairman of our board of directors receives an annual fee of $157,500 which for 2013 consisted of $126,000 in cash and a restricted stock grant with a grant date value of $31,500. The restricted stock vested in January 2014. Our other directors receive an annual fee of $105,000, consisting in 2013 of $84,000 in cash and a restricted stock grant with a grant date value of $21,000. The restricted stock vested in January 2014. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee an additional $7,500. The Chairmen of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

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

C. Board Practices

Our board of directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Mr. Morel and Mr. Jeffrey Pribor, expired at the fourth annual meeting of stockholders held in July 2012. They were re-elected to serve until the Annual Meeting to be held in 2015. As of March 8, 2013, Jeffrey Pribor stepped down as a Director of the Company in order to dedicate his time and attention to his new role at Jefferies & Co. as Global Head of Maritime Investment Banking. Following the resignation of Mr. Pribor, the first class of directors consists of Mr. Morel.

The term of office of the second class of directors, consisting of Mr. Boyd and Mr. Frew, expired at the second annual meeting of stockholders held in July 2012. They were reelected to serve until the Annual Meeting held in 2013 when they were further reelected to serve until the Annual Meeting to be held in 2016.

The term of office of the third class of directors, consisting of Mr. Gross, expired at the third annual meeting of stockholders held in August 2011. He was reelected to serve until the Annual Meeting to be held in 2014.

None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon the termination of their employment.

Director Independence

Our board of directors has determined that Messrs. Gross, Boyd, Frew and Morel are “independent directors” as such term is defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE.

Board Committees

Our board of directors has formed an audit committee, a compensation committee, and a governance and nominating committee.

Audit Committee

We have established an Audit Committee, comprised of three members of our board of directors, who, as directed by our written Audit Committee Charter, are responsible for developing and maintaining our systems of internal accounting and financial controls, preparing our financial statements, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Our audit committee consists of Messrs. Boyd, Frew and Morel, each of whom is “independent” as defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE. In addition, our board of directors has determined that Mr. Frew is an “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K of the Securities Exchange Act of 1934, as amended.

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

D. Employees

At December 31, 2013, we had eight employees.

E. Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of March 31, 2014 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all of our common shares shown as beneficially owned, subject to applicable community property laws. As of March 31, 2014, an aggregate of 54,947,440 Class A and Class B common shares were issued and outstanding.

The Class A common shares and the Class B common shares each have one vote and vote together as a single class except that any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized common shares of a class, increase or decrease the par value of common shares of a class, or alter or change the powers, preferences or rights of the class of common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the votes entitled to be cast by the holders of such class of common shares then outstanding, voting separately as a class.

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Common Shares
Michael S. Gross (2)(3)	10,737,004	19.54%
Howard Boyd (3)	59,862	0.11%
Angus R. Frew (3)	59,862	0.11%
Guy Morel (3)	59,862	0.11%
Ian J. Webber (4)	204,800	0.37%
Susan J. Cook (5)	103,600	0.19%
Thomas Lister (6)	103,600	0.19%
Vivek Puri (7)	49,400	0.09%
All directors and executive officers as a group (8 individuals)	11,377,990	20.71%
CMA CGM S.A. (8)	24,412,700	44.43%
DePrince, Race & Zollo, Inc (9)	6,401,808	11.65%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.

(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares. Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as our Chief Executive Officer. At March 31, 2014, Mr. Webber held 110,000 restricted stock units scheduled to vest after August 30, 2014 which are not included in the table above.
(5)	Ms. Cook serves as our Chief Financial Officer and Secretary. At March 31, 2014, Ms. Cook held 68,000 restricted stock units scheduled to vest after August 30, 2014 which are not included in the table above.
(6)	Mr. Lister serves as our Chief Commercial Officer. At March 31, 2014, Mr. Lister held 68,000 restricted stock units scheduled to vest after August 30, 2014 which are not included in the table above.
(7)	Mr. Puri serves as our Chief Technical Officer. At March 31, 2014, Mr. Puri held 54,000 restricted stock units scheduled to vest after August 30, 2014 which are not included in the table above.
(8)	CMA CGM S.A.is the record holder of 24,412,700 Class A and Class B common shares. The business address of CMA CGM S.A. is 4, quai d’Arenc, 13235 Marseille Cedex 02, France.
(9)	This information is based on the Schedule 13G filed with the SEC on February 13, 2014

As of March 31, 2014, we had 15 shareholders of record, seven of which were located in the United States and held an aggregate of 31,231,754 of our Class A and Class B common shares, representing 56.8% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,818,607 of our common shares as of March 31, 2014. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

See Item 4.B. “Information on the Company—Business Overview” for a discussion of our commercial transactions and agreements with CMA CGM.

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

In addition to the 47,513,934 Class A common shares outstanding at December 31, 2013, there were 7,405,956 subordinated Class B common shares held by Marathon’s initial stockholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, we can pay quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

The declaration and payment of any dividend is subject at all times to the discretion of our board of directors which reviews our dividend policy quarterly, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and financial performance including cash flow, restrictions under our revolving credit facility and the indenture that governs our notes, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

We are not currently paying a dividend on our common shares.

Our ability to pay dividends may be subject to constraints under our revolving credit facility or the indenture governing our notes and limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. See Item 3.D. “Key Information—Risk Factors” for a discussion of the risks associated with our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the U.S. and that meets certain holding period and other requirements, such dividends will be treated as “qualified dividend income” subject to tax at preferential rates. See Item. 10.E. “Additional Information—Taxation—Tax Consequences of Holding Class A Common Shares—Taxation of dividends paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income” and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by us from constituting qualified dividend income.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing.

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”.

The following sets forth the high and low closing sales price of our Class A common shares as reported on the NYSE for the periods shown:

Class A Common Shares

Year Ended	High	Low
December 31, 2008 (since August 15, 2008)	$7.64	$2.34
December 31, 2009	$3.60	$1.05
December 31, 2010	$5.35	$1.45
December 31, 2011	$7.43	$1.65
December 31, 2012	$3.90	$1.60
December 31, 2013	$6.34	$4.61

Quarter Ended	High	Low
March 31, 2012	$3.56	$1.60
June 30, 2012	$3.90	$3.08
September 30, 2012	$3.67	$3.07
December 31, 2012	$3.49	$2.52
March 31, 2013	$3.06	$4.61
June 30, 2013	$4.68	$3.90
September 30, 2013	$5.18	$3.96
December 31, 2013	$6.34	$4.91

Month Ended	High	Low
September 30, 2013	$5.18	$4.46
October 31, 2013	$5.36	$5.01
November 30, 2013	$5.36	$4.91
December 31, 2013	$6.34	$5.18
January 31, 2014	$5.85	$5.04
February 28, 2014	$5.62	$4.96
March 31, 2014	$5.58	$4.12

Item 10.	Additional Information

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

C. Material Contracts

Reference is made to Item 4.B. “Information on the Company—Business Overview” for a description of the time charters, the ship management agreements and the global expense agreement, which are incorporated herein by reference. Reference is made to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity, working capital and dividends—Indebtedness” for a description of the credit agreement governing our revolving credit facility and the indenture governing our notes, which are incorporated herein by reference. Reference is made to Item 6.B. “Directors, Senior Management and Employees—Compensation” for a description of employment agreements, which is incorporated herein by reference. Reference is made to Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” for a description of the registration rights agreement, which is incorporated herein by reference.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own Class A common shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

•	broker-dealers;

•	insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions or “financial services entities”;

•	taxpayers who hold Class A common shares as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	certain expatriates or former long-term residents of the U.S.; and

•	U.S. holders (as defined herein) whose functional currency is not the U.S. dollar.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Class A common shares through such entities. Prospective investors should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our Class A common shares, in light of their particular circumstances.

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

The 4% gross basis tax

For foreign corporations not engaged in a U.S. trade or business, the U.S. imposes a 4% U.S. federal income tax (without allowance of any deductions) on the corporation’s U.S. source gross transportation income. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel, or the performance of services directly related to the use of a vessel (and thus includes time charter and bareboat charter income). The U.S. source portion of transportation income includes 50% of the income attributable to voyages that begin or end (but not both) in the U.S.. Generally, no amount of the income from voyages that begin and end outside the U.S. is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. Although the entire amount of transportation income from voyages that begin and end in the U.S. would be U.S. source, we do not expect to have any transportation income from voyages that begin and end in the U.S.

The net basis tax and branch profits tax

We do not expect to engage in any activities in the U.S. or otherwise have a fixed place of business in the U.S. Nonetheless, if this situation were to change or we were to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business, or effectively connected income. Any effectively connected income would be subject to U.S. federal corporate income tax (with the highest statutory rate currently being 35%). In addition, an additional 30% branch profits tax would be imposed on us at such time as our after-tax effectively connected income is viewed as having been repatriated to our offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income.

The Section 883 exemption

Both the 4% gross basis tax and the net basis and branch profits taxes described above are inapplicable to U.S. source transportation income that qualifies for exemption under Section 883 of the Code. To qualify for the Section 883 exemption a foreign corporation must, among other things:

•	be organized in a jurisdiction outside the U.S. that grants an equivalent exemption from tax to corporations organized in the U.S., which we call an Equivalent Exemption;

•	satisfy one of the following three ownership tests (discussed in more detail below): (1) the more than 50% ownership test, or 50% Ownership Test, (2) the controlled foreign corporation test, or CFC Test or (3) the “Publicly Traded Test”; and

•	meet certain substantiation, reporting and other requirements (which include the filing of U.S. income tax returns).

We are organized under the laws of the Marshall Islands. Each of the vessels in the fleet is owned by a separate wholly owned subsidiary organized either in the Marshall Islands or Cyprus. The U.S. Treasury Department recognizes both the Marshall Islands and Cyprus as jurisdictions that grant an Equivalent Exemption; therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy the second requirement enumerated above.

(1) The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the U.S., that grant an Equivalent Exemption, (2) non-U.S. corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50%

Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). We believe that we satisfied the 50% Ownership Test up to and including 2008 due to being a wholly owned subsidiary of CMA CGM until the merger on August 14, 2008 but believe that we may not currently be able to satisfy the 50% Ownership Test due to our lack of knowledge of the direct and indirect owners of entities which own our Class A common shares.

(2) The CFC Test

The CFC Test requires that the non-U.S. corporation be treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. As discussed below at ”—Tax Consequences of Holding Class A Common Shares—U.S. holders—Possible treatment as a controlled foreign corporation,” we cannot predict at this time whether we will be a CFC.

(3) The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the U.S. or in a foreign country that grants an Equivalent Exemption.

The Section 883 Regulations provide, in pertinent part, that stock of a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our Class A common shares are listed on the NYSE and are not listed on any other securities exchange. Therefore, our Class A common shares should be treated as primarily traded on an established securities market in the U.S. Moreover, the Class A common shares represent more than 50% of both the voting power and value of all classes of our shares.

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the common shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or  1⁄6 of the days in a short taxable year); and (2) the aggregate number of common shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding common shares during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year.

In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of stock, or 5% Shareholders, own, in the aggregate, 50% or more of the vote and value of that class of stock. This is referred to as the 5% Override Rule. In performing the analysis, we are entitled to rely on current Schedule 13D and 13G filings with the SEC to identify our 5% Shareholders, without having to make any independent investigation to determine the identity of the 5% Shareholder. In the event the 5% Override Rule is triggered, the Section 883 Regulations provide that the 5% Override Rule will nevertheless not apply if the company can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders”, as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of the relevant class of stock held by 5% Shareholders for more than half the number of days during the taxable year.

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2013 under the Publicly Traded Test, and expect to so qualify for 2014. However, it is possible that our ownership may change such that qualified shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% shareholders from owning 50% or more of the total value of our stock held by the 5% Shareholders group, causing the 5% Override Rule to apply. If the 5% Override Rule applies, we would fail the Publicly Traded Test, and may fail to qualify for the Section 883 exemption.

Such an ownership change, and certain other requirements for our stock to be treated as primarily and regularly traded on an established securities market, are outside of our control and, as a result, no assurances can be provided that our stock will be so treated for any year. Moreover, since the availability of the Section 883 exemption depends on other matters over which we have no control, we can give no assurances that we will, or will continue to, qualify for the Section 883 exemption.

If we were not to qualify for the Section 883 exemption in any year, the U.S. income taxes that become payable could have a negative effect on our business, and could result in decreased earnings available for distribution to our shareholders. However, under the charter agreements, CMA CGM has agreed to provide reimbursement for any such taxes.

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

Tax Consequences of Holding Class A Common Shares

U.S. holders

For purposes of this discussion, a U.S. holder is a beneficial owner of our Class A common shares that is:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

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

Subject to the discussions of the PFIC and CFC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction available for dividends received from U.S. corporations. In the case of certain non-corporate U.S. holders, dividends that we pay generally will be treated as “qualified dividend income” subject to tax at preferential rates, provided that the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. For dividends paid in taxable years beginning on or after January 1, 2013, the maximum rate is 20%. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. If we pay an “extraordinary dividend” on our Class A common shares that is treated as “qualified dividend income”, then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Consequences of possible passive foreign investment company classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (1) 75% or more of its gross income is “passive” income or (2) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a corporation is a PFIC in any taxable year that a person holds stock in the corporation (and was not a qualified electing fund with respect to such year, as discussed below), the stock held by such person will be treated as stock in a PFIC for all future years (absent an election which, if made, may require the electing person to pay taxes in the year of the election).

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

In addition to the QEF election, Section 1296 of the Code permits U.S. persons to make a “mark-to-market” election with respect to marketable stock in a PFIC. If a U.S. holder of our Class A common shares makes a mark-to-market election, such U.S. holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the Class A common shares at the end of the taxable year over such U.S. holder’s adjusted tax basis in the Class A common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such U.S. holder’s adjusted tax basis in the Class A common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the U.S. holder’s basis in the Class A common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). If a U.S. holder makes an effective mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our Class A common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The consequences of this election are generally less favorable than those of a QEF election for U.S. holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case. U.S. holders may want to consult their tax advisors as to the consequences to them of making a mark-to-market or QEF election, as well as other U.S. federal income tax consequences of holding stock in a PFIC in light of their particular circumstances.

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

Additionally, if we are treated as a CFC, gains realized by a U.S. 10% Holder on the sale or other disposition of Class A common shares may be treated as dividend income to the extent of our certain accumulated earnings and profits. Moreover, for taxable years of a U.S. 10% Holder in which we are a CFC, and our taxable years that end with or within such taxable years of such U.S. 10% Holders, we generally will not be treated as a PFIC with respect to Class A common shares held by such U.S. 10% Holder (but may be treated as a PFIC with respect to other U.S. holders).

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

A non-U.S. holder will generally not be subject to U.S. federal income tax on dividends paid in respect of the Class A common shares or on gains recognized in connection with the sale or other disposition of the Class A common shares, provided, in each case, that the non-U.S. holder makes certain tax representations regarding the identity of the beneficial owner of the Class A common shares, and that such dividends or gains are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.

Dividends or gains that are effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder, and may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

Other Taxation

We are subject to taxation in certain non-U.S. jurisdictions because we are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

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

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our revolving credit facility and our $45 million preferred shares. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in Item 5.F. “Operating and Financial Review and Prospects—Contractual Obligations”.

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

Based on borrowings under the revolving credit facility together with the preferred shares and ignoring cash on deposit as of March 31, 2014, a hypothetical 1% increase in LIBOR would have the impact of reducing our net income, before income taxes, by approximately $0.5 million.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. In the future, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, we do not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or to use financial instruments for trading or other speculative purposes.

Inflation

With the exception of rising costs associated with the employment of international crews for our vessels and the impact of global oil prices on the cost of lubricating oil, we do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses. For the duration of the global expense agreement, under certain predefined circumstances, we will be able to recover a portion of our vessel operating costs above a pre-set threshold.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 using the framework Internal Control—Integrated Framework (1992) issued by the Treadway Commission’s Committee of Sponsoring Organizations (1992). Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of our internal controls over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Audit, France, the independent registered public accounting firm that audited our December 31, 2013 consolidated financial statements, as stated in their report which is included herein.

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

During the year ended December 31, 2013 there were no changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting

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

Item 16.C.	Principal Accountant Fees and Services

Our principal accountant for 2013 and 2012 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

In 2013 and 2012 the fees for services rendered by the auditors were as follows:

	2013	2012
Audit Fees	$318,400	$325,400
Audit-Related Fees	70,000	—
Tax Fees	116,375	23,300

	$504,775	$348,700

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

Tax Fees

Tax fees for 2013 and 2012 are primarily for tax consultation services.

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

Item 16.H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

2.1	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.1	Agreement and Plan of Merger by and among Marathon Acquisition Corp., GSL Holdings, Inc., Global Ship Lease, Inc. and CMA CGM S.A., dated as of March 21, 2008 (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.2	Amendment, dated as of June 2, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc. (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.3	Second Amendment, dated as of July 3, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., as amended (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

4.4	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.5	First Amendment to Registration Rights Agreement, dated as of February 11,2013, among Global Ship Lease, Inc. (formerly GSL Holdings, Inc.) and CMA CGM S.A. (incorporated by reference to Exhibit 1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on February 28, 2013).

4.6	Form Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.7	Amended and Restated Asset Purchase Agreement, dated as of December 5, 2007, among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit 10.7 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.8	Indenture, dated as of March 19, 2014, among Global Ship Lease, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.9	Form of notes (included in Exhibit 4.8) (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.10	Form of Second Amended and Restated Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit A-2 to Exhibit 2.1 of Marathon Acquisition Corp’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.11	Credit Facility, dated as of December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 13, 2007).

Exhibit Number	Description

4.12	Addendum No. 1 to Credit Facility, dated December 10, 2007, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.13	Addendum No. 2 to Credit Facility, dated February 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on February 10, 2009).

4.14	Amendment and Restatement Agreement to Credit Facility, dated August 20, 2009, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DNB Nor Bank ASA, Sumitomo Mitsui Banking Corporation, Brussels Branch, (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on August 21, 2009).

4.15	Waiver Agreement to Credit Facility, dated November 9, 2012, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., ABN Amro Bank N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility, (incorporated by reference to Exhibit III of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-341539) filed on December 1, 2012).

4.16*	Waiver Agreement to Credit Facility, dated February 10, 2014, among the Companies Listed In Part 1 of Schedule 1 thereto, Global Ship Lease, Inc., ABN Amro Bank N.V., as Facility Agent for and on behalf of the Lenders to the Credit Facility.

4.17	Credit Agreement, dated as of March 19, 2014, among Global Ship Lease, Inc., Global Ship Lease Services Limited, the guarantors party thereto, Citibank N.A., London Branch, Citibank International plc and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 99.3 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.18	Intercreditor Agreement, dated as of March 19, 2014, among Global Ship Lease, Inc., the parties listed on Part A of Schedule 5 thereto, Citibank N.A., London Branch, Deutsche Bank Trust Company Americas and the other parties from time to time party thereto (incorporated by reference to Exhibit 99.4 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.19	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.20	Form of Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.21	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.22	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.23	Form of Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.24	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 1015 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

Exhibit Number	Description

4.25	Form of Global Expense Agreement between CMA Ships and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.26	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

Exhibit Number	Description

4.27	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.28	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.29	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.30	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

8.1	List of Subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

11.1	Code of Ethics (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit to the incorporation by reference of the consolidated financial statements of the Company for the fiscal year ended December 31, 2013.

15.2*	Consent of Maritime Strategies International Ltd.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/S/ IAN J. WEBBER
Ian J. Webber Chief Executive Officer

Date: April 22, 2014

GLOSSARY OF SHIPPING TERMS

Unless otherwise stated, references to the following terms have the following meaning as used in this Annual Report:

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

Bareboat charter. A charter of a ship under which the ship-owner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for all ship operating expenses, including expenses for crewing, lubricating oil, insurance, maintenance and drydockings, and for all voyage expenses such as bunker fuel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

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

Liner company or liner. A container shipping company (also referred to as lines or operators).

KG. Kommanditgesellschaft, a closed end fund construct broadly analogous to a limited partnership. It has been employed as an investment vehicle for high net worth individuals (primarily German) in various types of assets, including shipping assets.

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

Orderbook-to-fleet ratio. The ratio of the orderbook for new vessels yet to be delivered to the existing on-the-water fleet determined on the basis of TEU capacity and expressed as a percentage.

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

Time charter. A charter under which the ship-owner hires out a ship for a specified period of time. The ship-owner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses such as fuel and additional voyage insurance. The ship-owner is paid charterhire, which accrues on a daily basis.

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

YEAR ENDED DECEMBER 31, 2013

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Ship Lease, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Global Ship Lease, Inc. and its subsidiaries (“the Company”) at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Neuilly-sur-Seine, France

April 22, 2014

PricewaterhouseCoopers Audit

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2013	December 31, 2012
Assets

Cash and cash equivalents	$24,536	$26,145
Restricted cash (note 14)	3	3
Accounts receivable	7,006	14,417
Prepaid expenses (note 6)	5,337	795
Other receivables	115	1,165
Deferred financing costs (note 8)	1,391	1,493

Total current assets	38,388	44,018

Vessels in operation (note 4)	817,875	856,394
Other fixed assets	7	29
Intangible assets (note 5)	95	73
Deferred financing costs (note 8)	1,882	3,166

Total non-current assets	819,859	859,662

Total Assets	$858,247	$903,680

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long-term debt (note 10)	$50,110	$50,572
Intangible liability – charter agreements (note 9)	2,119	2,119
Accounts payable	1,289	5,353
Accrued expenses	6,887	5,419
Derivative instruments (note 7)	8,776	12,225

Total current liabilities	69,181	75,688

Long-term debt (note 10)	316,256	375,104
Preferred shares (note 14)	44,976	44,976
Intangible liability – charter agreements (note 9)	15,812	17,931
Deferred tax liability	43	27
Derivative instruments (note 7)	12,513	23,366

Total long-term liabilities	389,600	461,404

Total Liabilities	$458,781	$537,092

Commitments and contingencies (note 13)	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,513,934 shares issued and outstanding (2012 – 47,481,864) (note 14)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2012 – 7,405,956) (note 14)	74	74
Additional paid in capital	352,676	352,316
Retained earnings	46,241	13,723

Total Stockholders’ Equity	399,466	366,588

Total Liabilities and Stockholders’ Equity	$858,247	$903,680

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
Operating Revenues
Time charter revenue		$143,212		$153,205		$156,268

Operating Expenses
Vessel operating expenses		46,048		45,588		45,517
Depreciation		40,385		40,343		40,131
General and administrative		6,030		5,784		7,384
Impairment charge (note 5)		—		—		13,645
Other operating income (note 11)		(411)		(342)		(336)

Total operating expenses		92,052		91,373		106,341

Operating Income		51,160		61,832		49,927

Non Operating Income (Expense)
Interest income		44		79		56
Interest expense		(18,846)		(21,178)		(20,564)
Realized loss on interest rate derivatives		(14,045)		(18,402)		(19,393)
Unrealized gain (loss) on interest rate derivatives (note 15)		14,302		9,725		(881)

Income before Income Taxes		32,615		32,056		9,145

Income taxes		(97)		(128)		(74)

Net Income		$32,518		$31,928		$9,071

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSU’s without service conditions) (note 18)		47,607,750		47,500,670		47,262,549
Diluted (note 18)		47,767,266		47,611,657		47,448,012

Net Income per Class A share
Basic (including RSU’s without service conditions) (note 18)		$0.68		$0.67		0.19
Diluted (note 18)		$0.68		$0.67		$0.19

Weighted average number of Class B common shares outstanding
Basic and diluted (note 18)		7,405,956		7,405,956		7,405,956

Net Income per Class B share
Basic and diluted (note 18)	$	nil	$	nil	$	nil

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Cash Flows from Operating Activities
Net Income	$32,518	$31,928	$9,071

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	40,385	40,343	40,131
Impairment charge (note 5)	—	—	13,645
Amortization of deferred financing costs (note 8)	1,386	1,250	1,101
Change in fair value of derivative instruments (note 15)	(14,302)	(9,725)	881
Amortization of intangible liability	(2,119)	(2,119)	(2,119)
Settlements of hedges which do not qualify for hedge accounting (note 15)	14,045	18,402	19,393
Share based compensation (note 16)	360	460	565
Decrease (increase) in receivables and other assets	3,836	(810)	(6,952)
(Decrease) increase in accounts payable and other liabilities	(1,772)	3,958	(823)
Unrealized foreign exchange loss (gain)	7	11	(21)

Net Cash Provided by Operating Activities	74,344	83,698	74,872

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting (note 15)	(14,045)	(18,402)	(19,393)
Cash paid for other fixed assets	(2)	—	(59)
Cash paid for intangible assets	(43)	—	(97)
Cash paid for drydockings	(2,553)	(5,914)	(7,705)

Net Cash Used in Investing Activities	(16,643)	(24,316)	(27,254)

Cash Flows from Financing Activities
Repayments of debt	(59,310)	(57,936)	(49,157)
Issuance costs of debt	—	(1,115)	(1,007)
Variation in restricted cash (note 14)	—	3,024	—
Repayment of preferred shares (note 14)	—	(3,024)	—

Net Cash Used in Financing Activities	(59,310)	(59,051)	(50,164)

Net (Decrease) Increase in Cash and Cash Equivalents	(1,609)	331	(2,546)

Cash and Cash Equivalents at start of Year	26,145	25,814	28,360

Cash and Cash Equivalents at end of Year	$24,536	$26,145	$25,814

Supplemental Information

Total interest paid	$18,782	$20,105	$19,518

Total income tax paid	$78	$69	$144

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Retained Earnings / (Accumulated Deficit)	Stockholders’ Equity
Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564

Restricted Stock Units (note 16)	—	—	565	—	565
Class A shares issued (notes 14, 16)	333,511	4	(4)	—	—
Net income for the year	—	—	—	9,071	9,071

Balance at December 31, 2011	54,869,934	$549	$351,856	$(18,205)	$334,200

Restricted Stock Units (note 16)	—	—	460	—	460
Class A shares issued (notes 14, 16)	17,886	—	—	—	—
Net income for the year	—	—	—	31,928	31,928

Balance at December 31, 2012	54,887,820	$549	$352,316	$13,723	$366,588

Restricted Stock Units (note 16)	—	—	360	—	360
Class A shares issued (notes 14, 16)	32,070	—	—	—	—
Net income for the year	—	—	—	32,518	32,518

Balance at December 31, 2013	54,919,890	$549	$352,676	$46,241	$399,466

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

The Company owns and charters out containerships. All vessels are time chartered to CMA CGM for remaining terms as at December 31, 2013 ranging from 0.30 to 12.00 years (see note 12).

The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these consolidated financial statements.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Remaining Charter Duration (years) (3)	Daily Charter Rate
Ville d’Orion (4)	4,113	1997	December 2007	0.30	$7.000
Ville d’Aquarius (4)	4,113	1996	December 2007	0.30	$7.000
CMA CGM Matisse (5)	2,262	1999	December 2007	3.00	$18.465
CMA CGM Utrillo (5)	2,262	1999	December 2007	3.00	$18.465
Delmas Keta	2,207	2003	December 2007	4.00	$18.465
Julie Delmas	2,207	2002	December 2007	4.00	$18.465
Kumasi	2,207	2002	December 2007	4.00	$18.465
Marie Delmas	2,207	2002	December 2007	4.00	$18.465
CMA CGM La Tour (5)	2,272	2001	December 2007	3.00	$18.465
CMA CGM Manet (5)	2,272	2001	December 2007	3.00	$18.465
CMA CGM Alcazar	5,089	2007	January 2008	7.00	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	7.00	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	12.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	9.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	9.00	$25.350
CMA CGM America	4,045	2006	December 2008	9.00	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	7.75	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	Purchase dates of vessels related to the Company’s time charter business.
(3)	As at December 31, 2013. Plus or minus 90 days, other than Ville d’Orion and Ville d’Aquarius, at charterer’s option.
(4)	New charters commenced on May 1, 2013 and will expire on April 30, 2014 plus or minus 30 days at charterer’s option. On January 31, 2014 CMA CGM issued notices of redelivery for Ville d’Orion and Ville d’Aquarius. These gave CMA CGM the right to redeliver the vessels as early as between April 1 and April 15, 2014 on the expiration of the current charters. It is currently expected that one vessel will be redelivered towards the end of April 2014 and the other towards the end of May 2014.
(5)	Effective March 19, 2014 these charters were extended by three years to provide for new expiry dates in December 2019 and new daily charter rates of $15,300, effective as of February 1, 2014.

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

On February 12, 2013 CMA CGM announced it had finalised a financial restructuring, having reached agreement with its banks regarding a restructuring of their debt and a new covenant package taking into account the volatile nature of the container shipping industry. Other parts of this restructuring have been the French Fonds Strategique d’Investissement investment of $150 million in bonds redeemable for shares (completed June 2013) and an additional investment by the Yildrim Group of $100 million, also for bonds redeemable for shares.

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

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at December 31, 2013, one period of charterhire, due on December 16, 2013, was outstanding amounting to $6,184. This was received in January 2014. As at close of business on February 7, 2014, the latest practicable date prior to the issuance of these consolidated financial statements, one period of charterhire, due on February 1, 2014 amounting to $5,797 was outstanding.

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

A further consequence of the current cyclical downturn is that there have been declines in charter free market values of containerships. Under the terms of the Company’s credit facility, the Leverage Ratio, being the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels, cannot exceed 75%.

As the Company anticipated that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%, it agreed with its lenders on November 13, 2012, to a further waiver, for two years, of the requirement to perform the Leverage Ratio test. The next scheduled test was to be December 1, 2014. As a result of the waiver, debt cannot be accelerated for the Leverage Ratio during the waiver period and debt estimated to be payable after one year is classified as non-current in the consolidated balance sheet and the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. On February 10, 2014 the Company agreed with the lenders under the Credit Facility an extension to the waiver from the requirement to test the Leverage Ratio. The next scheduled test will be as at May 1, 2015. All other terms of the waiver are unchanged.

The credit facility was fully repaid and terminated on March 19, 2014 (see note 19).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies

(a)	Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and include the financial statements of the Company and its wholly owned subsidiaries. All inter-company transactions and accounts have been eliminated on consolidation.

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

Cash and cash equivalents subject to restrictions are excluded from cash and cash equivalents in the consolidated balance sheets and are presented as restricted cash.

(e)	Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts unless the accounts are subject to legal action, and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed as past-due based on contractual terms. Allowances for doubtful accounts amount to $ nil as of December 31, 2013 (2012: $ nil).

(f)	Vessels

Up to the date of the merger described in note 1, vessels were recorded at their acquisition cost, less an amount allocated to drydock component, less accumulated depreciation. From the date of the merger, the vessels have been recorded at their fair value at the date of the merger, less a proportion of the negative goodwill arising at the time of the merger allocated to these vessels, less accumulated depreciation and impairment loss, if any.

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Interest capitalized in the year ended December 31, 2013 was $ nil (2012 and 2011: $ nil). Other borrowing costs are expensed as incurred.

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

Prepayments and costs directly related to the future acquisition of vessels are presented in the consolidated balance sheets as vessel deposits.

(g)	Drydocking costs

Upon initial purchase, an element of the purchase price of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next drydocking date. Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with a drydocking, including the required regulatory inspection of the vessel, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. All capitalized drydocking costs have been classified within investing activities in the consolidated statements of cash flows.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(j)	Long-lived assets (continued)

The decline in charter free vessel values referred to in note 2(b)(ii) was seen as an indicator of potential impairment of the carrying value of the Company’s vessels. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed as at September 30, 2011 and again as at December 31, 2012. No impairment was recognised after each of these tests as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

The agreement of new charters with effect from May 1, 2013 of two of the Company’s vessels at rates below the previous rates was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at March 31, 2013. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at March 31, 2013 and accordingly no impairment was recognised.

Due to continuing poor industry conditions, a further impairment test on a vessel by vessel basis was performed as at December 31, 2013. No impairment has been recognised as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

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

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value are recognized immediately in the consolidated statements of income within “Unrealized gain (loss) on interest rate derivatives”. Cash settlements of interest rate derivative instruments are recognized immediately in the consolidated statements of income within “Realized loss on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash used in investing activities”.

The fair value of derivatives is presented on the face of the consolidated balance sheets under the line item “Derivative instruments” and is split into current and non-current portions based on the net cash flows expected within one year.

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

Preferred shares have been included within liabilities in the consolidated balance sheets and preferred share dividends included within interest expense in the consolidated statements of income as their nature is similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares are entitled to receive a dividend equal to 3-month U.S. dollar LIBOR plus 2% on the original issue price and rank senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

(n)	Classification of long term debt

Long term debt is classified within current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o)	Other comprehensive income (loss)

Other comprehensive income (loss), which is reported in the consolidated statement of stockholders’ equity, consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income (loss). Under ASU 2011-05, an entity reporting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. As the Company does not, to date, have other comprehensive income, the accompanying consolidated financial statements only include consolidated statements of income.

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

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are flagged in Bahamas, Cyprus and Panama and are liable for tax based on the tonnage of the vessel. The cost, which is included within operating expenses, amounted to $169, $146 and $124 for the years ended December 31, 2013, 2012 and 2011, respectively. The Cyprus subsidiaries are liable for income tax payable on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 23% (2012: 24%, 2011: 26%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recorded assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2013 a deferred tax liability of $43 (2012: $27) was recognized relating to stock based compensation costs charged to the consolidated statements of income in respect of unvested shares and timing differences between the carrying amounts of assets for financial reporting purposes and their tax bases.

The Company recognizes uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the position.

(v)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the consolidated balance sheets in the line item “Dividends payable”.

(w)	Earnings per share

Basic earnings per common share are based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unvested restricted stock units. Diluted earnings per common share are calculated by applying the treasury stock method. All outstanding warrants and unvested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(x)	Recently issued accounting standards

In January 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (Topic 210) that clarified a previous update issued in 2011 in respect of disclosure of offsetting assets and liabilities. The amendment is effective for annual and interim periods beginning on or after January 1, 2013. The adoption of this update has led to minor disclosure amendments.

In February 2013, FASB issued an update amending certain requirements for the reporting of joint and several liability arrangements (Topic 405). A reporting entity will be required to make increased disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendment is effective for annual and interim periods beginning on or after December 15, 2013 and early adoption is permitted. The adoption of this update has led to minor disclosure amendments.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2013	December 31, 2012
Cost	$1,014,473	$1,014,367
Accumulated Depreciation	(196,598)	(158,205)
Drydock expenditure – in progress	—	232

Net book value	$817,875	$856,394

Variations in net book value of vessels including drydocking, are presented below:

	December 31, 2013	December 31, 2012
Opening balance	$856,394	$890,249
Additions in the period	1,866	6,444
Depreciation expense	(40,385)	(40,299)

Closing balance	$817,875	$856,394

As of December 31, 2013 all 17 vessels were pledged as collateral under the credit facility agreement (see note 10).

5.	Intangible Assets

	December 31, 2013	December 31, 2012
Software development
Opening balance	$73	$92
Additions	43	—
Depreciation	(21)	(19)

Closing balance	$95	$73

In 2011, vessel purchase options which had been recorded at a fair value of $13,645 and were recognised as an intangible asset were fully impaired as they lapsed without the Company exercising them.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Prepaid Expenses

Prepaid expenses as at December 31, 2013 includes $4,800 (2012: nil) costs incurred in connection with the Company’s refinancing project.

7.	Derivative Instruments

The fair value of derivative financial instruments contracted by the Company is as follows:

	December 31, 2013	December 31, 2012
Fair value of interest rate swap hedging instruments - current and non current portions	$21,289	$35,591

As at December 31, 2013 and December 31, 2012, none of the Company’s derivative instruments qualified for hedge accounting.

The Company entered into certain derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. A total of $277,000 has been swapped into fixed rate debt at a weighted average rate of 3.82%, with details as follows:

Start Date	Maturity Date	Notional Amount	Fixed Rate %
December 17, 2008	December 17, 2016	$60,000	(1) 3.69
December 17, 2008	December 17, 2016	60,000	(2) 3.81
December 17, 2008	December 17, 2016	71,000	(2) 3.71
July 15, 2009	August 29, 2014	41,000	3.78
October 29, 2010	October 29, 2015	45,000	4.25

	Total / Weighted average rate	$277,000	3.82%

(1)	The swap counterparty had a one time option to cancel the swaps in February 2013 which was not exercised
(2)	The swap counterparties had a one time option to cancel the swaps in March 2013 which was not exercised

As of December 31, 2013 the maximum length of time over which the Company has hedged its interest rate exposure was approximately three years (2012: four years).

The interest rate derivatives were terminated on March 19, 2014 (see note 19).

8.	Deferred Financing Costs

	December 31, 2013	December 31, 2012
Opening balance	$4,659	$4,794
Expenditure in the period	—	1,115
Amortization included within interest expense	(1,386)	(1,250)

Closing balance	$3,273	$4,659

On November 13, 2012 the Company obtained a waiver until December 1, 2014 from the Leverage Ratio test. The fees and related costs paid amounted to $1,115 and have been deferred and are being amortized over the remaining term of the credit agreement.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Intangible Liability – Charter Agreements

	December 31, 2013	December 31, 2012
Opening balance	$20,050	$22,169
Amortization in period	(2,119)	(2,119)

Closing balance	$17,931	$20,050

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

10.	Long Term Debt

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

At April 30, 2011 the Leverage Ratio was less than 75% and greater than 65%. Accordingly, from that date (i) interest margin paid on borrowings was 3.00% (ii) repayments of borrowings were fixed at $10,000 per quarter, and (iii) the Company was able to make dividend payments to common shareholders, although no such dividends were paid. On this basis, further repayments of $10,000 were made on both June 30, 2011 and September 30, 2011.

Due to the downturn after April 2011 in charter free market values of containerships, on November 30, 2011 the Company obtained a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. Accordingly from November 30, 2011 (i) the interest margin on borrowings reverted to 3.50% (ii) quarterly repayments of borrowings to be made in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis, and (iii) the Company was unable to make dividend payments to common shareholders. On this basis, repayments were made of $15,341 on December 31, 2011 and $11,788 on March 30, 2012.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

10.	Long Term Debt (continued)

As the Company anticipated, due to continuing poor industry conditions, that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%, it agreed with its lenders on November 13, 2012, to a further waiver, for two years, of the requirement to perform the Leverage Ratio test. Accordingly, the next scheduled test was to be December 1, 2014. It was also agreed that all secured vessels will be included in the Leverage Ratio test, whether they are subject to a charter or not. In the waiver period, the fixed interest margin to be paid over U.S. dollar LIBOR is 3.75%, repayments are based on cash flow, as in the previous waiver, and dividends on common shares cannot be paid.

On February 10, 2014 the Company agreed with its lenders to extend the current waiver period through to April 30, 2015, with May 1, 2015 being the date of the next Leverage Ratio test. The current waiver terms and conditions will continue through the extension period. During the waiver period, including the extension, debt cannot be accelerated for the Leverage Ratio during the waiver period and debt estimated to be payable after one year is classified as non-current in the consolidated balance sheets. repayments of the credit facility were made of $11,080 on December 31, 2012, $14,800 on March 28, 2013, $10,797 on June 28, 2013, $15,803 on September 30, 2013 and $17,909 on December 30, 2013.

The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be repaid.

The credit facility is secured by, inter alia, first priority mortgages on each of the Company’s 17 vessels, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The Company, along with all of its subsidiaries, is jointly and severally liable for the total amount of the outstanding credit facility. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long term debt is summarized as follows:

	December 31, 2013	December 31, 2012
Credit facility, at US Dollar LIBOR + 3.50% to 3.75%	$366,366	$425,676
Less current instalments of long term debt	(50,110)	(50,572)

	$316,256	$375,104

Based on (i) management’s reasonable estimate of cash flows from January 1, 2014 and (ii) the waiver of the requirement to test the Leverage Ratio until May 1, 2015 at which point it is assumed to be less than 75% meaning that the Company will be able to comply with the leverage ratio covenant at its next measurement date, the estimated repayments in each of the relevant periods are as follows:

Year ending December 31,

2014	$50,110
2015	43,761
2016	272,495

$366,366

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented.

The credit facility was fully repaid and terminated on March 19, 2014 (see note 19).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Other Operating (Income) Expense

Other operating (income) expense is summarized as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Sundry shipping income	$(411)	$(329)	$(327)
Other sundry income	—	(13)	(9)

	$(411)	$(342)	$(336)

12.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2013 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2013	December 31, 2012
Amounts due to CMA CGM companies presented within current liabilities	$1,969	$7,077

Amounts due from CMA CGM companies presented within current assets	$7,006	$14,413

CMA CGM charters all of the Company’s vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at December 31, 2013 and December 31, 2012 relate to amounts payable to or recoverable from CMA CGM group companies.

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding up to the date of these financial statements. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at December 31, 2013, one period of charterhire, due on December 16, 2013, was outstanding amounting to $6,184. This was received in January 2014. As at close of business on February 7, 2014, the latest practicable date prior to the issuance of these consolidated financial statements, one period of charterhire, due on February 1, 2014 amounting to $5,797 was outstanding.

CMA CGM holds all of the Series A preferred shares of the Company. During the year to December 31, 2013, the Company paid CMA CGM dividends on the preferred shares of $1,037 (2012: $1,161, 2011: $1,125). Dividends on preferred shares are included within interest expense.

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2013 of between 0.3 and 12.0 years (see note 2(a)). All the $912,140 maximum contracted future charter hire receivable for the fleet set out in note 13 relates to the 17 vessels currently chartered to CMA CGM.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Related Party Transactions (continued)

Ship Management Agreement

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap, depending on the vessel, of between $5.4 and $8.8 per day per vessel. The impact of the cap is determined annually and vessel by vessel for so long as the initial charters remain in place. Ship management fees expensed for the year ended December 31, 2013 amounted to $1,938 (2012: $1,938, 2011: $1,938).

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

13.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted future annual charter hire receivable (not allowing for any offhire and assuming expiry at the midpoint between the earliest and latest possible end dates) for the fleet of 17 vessels as at December 31, 2013 is as follows:

Year ending December 31,	Fleet as at December 31, 2013
2014	137,632
2015	135,952
2016	135,013
2017	107,811
2018	82,034
Thereafter	313,698

$912,140

The above table does not include the effect of the amendments to four charters referred to in note 19.

14.	Share Capital

At December 31, 2013 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

14.	Share Capital (continued)

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 16).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They are classified as a long-term liability. The dividend that preferred shareholders are entitled to is presented as part of interest expense.

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

On September 1, 2013, 6,188,088 Class A Warrants which were convertible to Class A common shares at a price of $9.25 expired without being exercised.

15.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company has entered into interest rate swap agreements to manage the exposure to interest rate variability and details of existing interest rate derivatives are set out in note 7. These interest rate swap agreements are secured by first priority mortgages on each of the Company’s 17 vessels and rank secondary to the long-term debt (see note 10). None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows. There were no initial payments on derivatives made in the years ended December 31, 2013 and December 31, 2012.

Realized gains or losses from interest rate derivatives are recognized in the consolidated statements of income together with cash settlements. In addition, the interest rate derivatives are “marked to market” at each reporting period end and are recorded at fair values. This generates unrealized gains or losses. The unrealized gain on interest rate derivatives for the year ended December 31, 2013 was $14,302 (2012: $9,725 gain, 2011: $881 loss).

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

The Company has determined that the only derivative instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy are its interest rate swap agreements. These are all categorized as Level 2 and at December 31, 2013 there was a liability of $21,289 (2012: $35,591). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives. The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest rates at that date.

The interest rate derivatives were terminated on March 19, 2014 (see note 19).

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

Under the plan, the Company has issued the following share based awards:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant	Actual Fair Value on Vesting
	Management	Directors	Date	Date
Unvested as at January 1, 2011	260,000	58,511	$4.23	n/a
Vested in January 2011	—	(58,511)	1.88	5.04
Granted on March 17, 2011	15,000	17,886	6.15	n/a
Vested in September 2011	(206,250)	—	4.84	2.35
Granted on September 2, 2011	150,000	—	3.07	n/a
Vested in October 2011	(68,750)	—	4.84	1.96

Unvested as at December 31, 2011	150,000	17,886	$3.40	n/a
Vested in January 2012	—	(17,886)	6.15	1.75
Granted on March 13, 2012	75,000	32,070	3.43	n/a

Unvested as at December 31, 2012	225,000	32,070	$3.22	n/a
Vested in January 2013	—	(32,070)	3.43	3.07
Granted on March 7, 2013	75,000	27,550	3.43	n/a

Unvested as at December 31, 2013	300,000	27,550	$3.26	n/a

The restricted stock units granted to three members of management on August 14, 2008 were to vest over a period of three years; with a third vesting each year on the anniversary of the merger. The vesting dates were subsequently amended and a total of 260,000 vested annually during September and October of 2009, 2010 and 2011.

The restricted stock units granted to Directors on March 1, 2010, March 17, 2011, March 13, 2012 and March 7, 2013 vested in January 2011, January 2012, January 2013 and January 2014 respectively.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Share-Based Compensation (continued)

Restricted stock units granted to one member of management on March 17, 2011 vested during September and October 2011. The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. The restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

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

For the grants issued on March 1, 2010, March 17, 2011, September 2, 2011, March 13, 2012 and March 7, 2013, the fair value at the grant date was the closing price for the common stock on that date. The share value has not been discounted as no dividends were expected to be paid on the common stock at that time.

During the year ended December 31, 2013 the Company recognized a total of $360 (2012: $460, 2011: $565) in respect of share based compensation costs. As at December 31, 2013 there was a total of $252 (2012: $260) unrecognized compensation costs relating to the above share based awards. The remaining costs are expected to be recognized over a period of 21 months.

17.	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives 100% of its revenue from CMA CGM which is exposed to the cyclicality of the container shipping industry.

(ii)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2013 to the extent that substantially all of the amounts are deposited with three banks (2012; four banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

18.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the years ended December 31, 2013, December 31, 2012 and December 31, 2011 no dividend was declared. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2013, there were 327,550 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation as at the period. As of December 31, 2013 only Class A and B common shares are participating securities.

For the years ended December 31, 2013, December 31, 2012 and December 31, 2011, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

18.	Earnings per Share (continued)

(In thousands, except share data)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Class A common shares
Weighted average number of common shares outstanding (B)	47,513,846	47,481,766	47,262,549
Weighted average number of RSU’s without service conditions (note 16) (B)	93,904	18,904	—
Dilutive effect of share-based awards	159,516	110,987	185,463

Common shares and common share equivalents (F)	47,767,266	47,611,657	47,448,012

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income available to shareholders	$32,518	$31,928	$9,071

Available to:
- Class A shareholders for period	$32,518	$31,928	$9,071
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro-rata between Class A and B	—	—	—

Net income available for Class A (A)	$32,518	$31,928	$9,071
Net income available for Class B (C)	—	—	—

Basic Earnings per share:
Class A (A/B)	$0.68	$0.67	$0.19
Class B (C/D)	—	—	—

Diluted Earnings per Share
Net income available to shareholders	$32,518	$31,928	$9,071

Available to:
- Class A shareholders for period	$32,518	$31,928	$9,071
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro rata between Class A and B	—	—	—

Net income available for Class A (E)	$32,518	$31,928	$9,071
Net income available for Class B (G)	—	—	—

Diluted Earnings per share:
Class A (E/F)	$0.68	$0.67	$0.19
Class B (G/H)	—	—	—

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

19.	Subsequent events

On January 31, 2014, the Company received notice from CMA CGM that it has reserved its right to redeliver CMA CGM Ville d’Orion and CMA CGM Ville d’Aquarius as early as between April 1 and April 15, 2014 on the expiration of the existing charters.

One of the cranes on-board CMA CGM Julie Delmas was found to be damaged in January 2014 and is out of service. The Company has agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day, to reflect the diminished performance of the vessel, for as long as the crane is not operational, which could be as long as several months.

On March 19, 2014 (the “Issue Date”), the Company completed a private placement of $420.0 million aggregate principal amount of 10.000% first priority secured notes due 2019. In connection with the private placement, on the Issue Date the Company also entered into a $40.0 million senior secured revolving credit facility. The Company used a portion of the net proceeds of the notes to repay all outstanding borrowings under its previous senior secured credit facility (the “Previous Credit Facility”) which was then terminated, to terminate its interest rate swap agreements and to pay related fees and expenses. These transactions are collectively referred to as the “Transactions.”

Additionally, in connection with the Transactions, the Company and CMA CGM agreed to amend the terms of four existing charters that were scheduled to expire as early as September 2016 to provide for new expiry dates in December 2019, plus or minus 90 days at the charterer’s option, and new daily charter rates, effective as of February 1, 2014, of $15,300 (reduced from $18,465).