Form 20-F
period 2014-12-31
Global Ship Lease, Inc.
filed 2015-04-21
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Depositary Shares, each of which represents a 1/100th interest in a share of 8.75% Series B Cumulative Redeemable Perpetual

Preferred Shares, par value $0.01 per share (and 8.75% Series B

Cumulative Redeemable Perpetual Preferred Shares*)

New York Stock Exchange

*	Not for trading, but only in connection with the registration of the Depositary Shares representing such 1/100th interest in shares of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

47,541,484 Class A Common Shares, par value of $0.01 per share

7,405,956 Class B Common Shares, par value of $0.01 per share

14,000 Series B Preferred Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Unless the context otherwise requires, references to “the company”, “we”, “us” , “our” or “Global Ship Lease” refers to Global Ship Lease, Inc.; “CMA CGM” refers to CMA CGM S.A. and “CMA Ships” refers to CMA Ships, a wholly-owned subsidiary of CMA CGM and our principal ship manager. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

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

This historical selected consolidated financial data has been derived from our audited consolidated financial statements and has been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

This selected financial data should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	2014	2013	2012	2011	2010
	(in millions of U.S. dollars, except per share data)
Statement of Income
Operating revenues:
Time charter revenue	$138.6	$143.2	$153.2	$156.3	$158.8
Operating expenses:
Vessel expenses	(48.8)	(46.0)	(45.6)	(45.5)	(42.1)
Depreciation	(41.1)	(40.4)	(40.3)	(40.1)	(40.1)
General and administrative	(7.0)	(6.0)	(5.8)	(7.4)	(8.3)
Impairment charge(1)	—	—	—	(13.6)	(17.1)
Other operating income	0.5	0.4	0.3	0.3	0.4

Total operating expenses	(96.3)	(92.1)	(91.4)	(106.3)	(107.1)

Operating income	42.3	51.2	61.8	49.9	51.8
Non operating income (expense)
Interest income	0.1	—	0.1	0.1	0.2
Interest expense	(43.9)	(18.8)	(21.2)	(20.6)	(23.8)
Gain on redemption of Series A preferred shares	8.6	—	—	—	—
Realized (loss) on interest rate derivatives	(2.8)	(14.0)	(18.4)	(19.4)	(16.7)
Unrealized gain (loss) on interest rate derivatives	1.9	14.3	9.7	(0.9)	(15.3)

Income (loss) before income taxes	6.2	32.6	32.1	9.1	(3.9)
Taxes on income	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)

Net income (loss)	6.1	32.5	31.9	9.1	(4.0)
Earnings allocated to Series B preferred shares	(1.1)	—	—	—	—

Net income (loss) available to common shareholders	5.0	$32.5	$31.9	$9.1	$(4.0)

Net income (loss) per Class A common share in $
Basic and diluted	0.10	0.68	0.67	0.19	(0.08)
Weighted average number of Class A common shares outstanding
Basic in millions	47.7	47.6	47.5	47.3	46.9
Diluted in millions	47.8	47.8	47.6	47.4	46.9
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	7.4	7.4	7.4
Statement of cash flow
Net cash from operating activities	$60.9	$74.3	$83.7	$74.9	$85.2
Net cash (used in) Investing Activities	(80.1)	(16.6)	(24.3)	(27.3)	(32.2)
Net cash provided by (used in) Financing Activities	27.9	(59.3)	(59.1)	(50.2)	(55.4)
Balance sheet data (at period end)
Total current assets	39.8	38.4	44.0	45.5	41.0
Total vessels	836.5	817.9	856.4	890.2	922.5
Total assets	886.6	858.2	903.7	939.5	981.0
Long-term debt (current and non-current portion) (2)	414.8	366.4	425.7	483.6	532.8
Preferred shares(3)	—	45.0	45.0	48.0	48.0
Class A and B common stock	0.5	0.5	0.5	0.5	0.5
Stockholders’ equity(4)	438.1	399.5	366.6	334.2	324.6
Other data (time charter business)
Number of vessels in operation at period end	18	17	17	17	17
Ownership days(5)	6,270	6,205	6,222	6,205	6,205
Utilization(6)	98.0%	99.5%	98.4%	98.3%	99.9%

(1)	On November 8, 2010, we signed agreements with the sellers of two 4,231 TEU container vessels which terminated our purchase obligations totaling $154.8 million. Under the agreements we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel (ii) made a further cash payment of approximately $6.2 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.4 million per vessel. The total value of these items was $29.4 million or $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. The purchase options were to be exercised by September 16, 2011 for one vessel and October 4, 2011 for the other vessel. Under U.S. GAAP, (i) the estimated fair value of the two purchase options was recorded as an intangible asset in the balance sheet of $13.6 million and (ii) the balance of the consideration paid in the transaction amounting to $17.1 million was expensed as an impairment charge in 2010. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As we were not able to obtain committed finance on acceptable terms, the purchase options were allowed to expire.
(2)	Prior to March 19, 2014, long-term debt comprised amounts outstanding under a senior secured credit facility (“Previous Credit Facility”) that was first drawn in December 2007. The Company completed the issue of $420 million 10.000% First Priority Senior Secured Notes (the “notes”) on March 19, 2014, the principal use of proceeds being to repay the amounts outstanding under the Previous Credit Facility which was then terminated.

(3)	Represents the aggregate outstanding liquidation preference on our Series A preferred shares. The Series A preferred shares were mandatorily redeemable in 11 quarterly instalments of approximately $4.0 million from August 31, 2016 with a final payment of the remaining amount outstanding on May 31, 2019. They were classified as a long-term liability on our balance sheet. Preferred shareholders were entitled to cash dividends equal to three-month USD LIBOR plus 2.0% of the original liquidation preference which was accounted for as a liability on our balance sheet. Dividends were payable quarterly or at such other times at our choice. The dividend that preferred shareholders was entitled to is included as part of interest expense. All of the Series A preferred shares were held by CMA CGM. The Series A preferred shares, which had a liquidation value at maturity of $45.0 million, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36.4 million on August 22, 2014, using the proceeds received from the issuance of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B preferred shares”), the balance of the restricted cash and cash on hand.
(4)	On August 20, 2014, we issued 1,400,000 depositary shares (the “depositary shares”), each of which represents 1/100th of one share of our Series B preferred shares. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B preferred shares may be redeemed, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33.5 million. These shares are classified as equity in the consolidated financial statements.
(5)	Ownership days represent the number of days in the period that we owned the relevant vessels.
(6)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days when hire was being earned by the total number of ownership days, with the result expressed as a percentage. Operating days represent the aggregate number of days in the period that the vessels were available and were not off-hire or otherwise not earning revenue for any reason, including scheduled dry-dockings, breakdowns, repairs or idle time between charters. These data are non-U.S. GAAP statistical measures used by management to assess operating performance and are not included in consolidated financial statements prepared under U.S. GAAP.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

We are highly dependent on charter payments from CMA CGM.

All but four of our 19 vessels are chartered to CMA CGM. CMA CGM’s payments to us under these charters are our principal source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry suffered a significant cyclical downturn in the second half of 2008 and through 2009, with positive industry conditions returning in 2010. The industry suffered a further cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012, 2013 and 2014, however, the industry remains under pressure due to oversupply of container ship capacity. We have experienced, from time to time, delays in receiving charterhire payments from CMA CGM, which under the charter contracts are due to be paid on the 1st and 16th of each month, in advance. Up to two instalments were outstanding at times during 2014. As at December 31, 2014, no charterhire was outstanding.

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

All but two of our 19 vessels are managed by CMA Ships, a wholly owned subsidiary of CMA CGM, which, for an annual management fee of $123,000 per vessel, is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. Our ship management agreements with CMA Ships may be terminated by either party on two months written notice. In the future, CMA Ships may demand a higher fee or other more favorable terms in consideration for its services or decide to terminate its agreements with us. The prices or terms of new ship management agreements with CMA Ships or an alternate provider may be significantly less favorable to us than the terms of our existing ship management agreements. Our other two vessels are managed by a ship manager based in Hong Kong, on similar terms.

CMA CGM and CMA Ships are privately held companies and there is little or no publicly available information about them.

CMA CGM is our principal charterer and its wholly owned subsidiary, CMA Ships, is our principal ship manager. CMA CGM has guaranteed the performance of CMA Ships under the ship management agreements. CMA CGM’s ability to continue to pay charterhire and CMA Ships’ ability to render ship management services will depend in part on their own financial position.

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

As at December 31, 2014, CMA CGM owned approximately 44.4% of our outstanding common stock. Accordingly, CMA CGM has the power to exert considerable influence over our actions and its concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination, which could have an adverse effect on the price of our common stock. In addition, the standstill provisions of the stockholders agreement entered into between us, CMA CGM and Marathon Founders, LLC, at the time of the Merger, expired on August 14, 2013. Accordingly, CMA CGM is no longer precluded from acquiring additional shares of our common stock or initiating changes to our board of directors. In May 2014 we appointed two additional directors to our board with those seats filled by CMA CGM nominees. Under our bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) any interested director’s relationship or interest as to the contract or transaction must be disclosed to the board of directors and such contract or transaction is authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction is specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by the board of directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

Moreover, conflicts of interest may also arise between us, on the one hand, and CMA CGM, our charterer, or CMA Ships, our principal ship manager, on the other hand. As a result of these conflicts, CMA Ships may favor its own or its parent company’s interests over our interests. These conflicts may have unfavorable consequences for us. Although our ship management agreements expressly prohibit CMA Ships from giving preferential treatment when performing any of its ship management services to any other vessel that is affiliated with it, or otherwise controlled by CMA CGM, conflicts of interest may arise between us, and CMA Ships as ship manager and CMA CGM as charterer. These risks may be exacerbated in the event that CMA CGM elects to exert more influence in the management of our business through its nominated board representation, acquiring additional shares of our common stock or otherwise.

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

CMA CGM could compete with us.

Along with many other vessel-owning companies, CMA CGM, currently our principal charterer and largest holder of our common shares, could compete with us for the purchase of vessels. Further, CMA CGM is not precluded from acting as an owner in the direct chartering market. While we understand that CMA CGM currently has no intention of becoming such an owner, competition from CMA CGM may potentially harm our ability to grow the business and may decrease our results of operations.

Certain terms in our agreements with CMA CGM and its affiliates may be the result of negotiations that were not conducted at arms-length and may not reflect market standard terms. In addition, they may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The initial charters, the ship management agreements and the other contractual agreements, including the terms of the Series A preferred shares and the subsequent agreement to redeem these in August 2014, we have entered into with CMA CGM and its wholly owned subsidiaries were made during an affiliated relationship in the context of a previously contemplated public offering of our Class A common shares in 2007, the Merger in August 2008 and other related transactions. New charters, now expired, that came into effect on the expiration of the initial charters in September 2012 for Ville d’Aquarius and Ville d’Orion were also agreed with CMA CGM, a significant shareholder and related party. Further, we agreed with CMA CGM, with effect from February 1, 2014, to extend by three years the charters on four other vessels at a lower on-going daily charter rate. Our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties.

Our growth depends on our ability to purchase further vessels, obtain new charters and maintain our relationship with CMA CGM. We will require additional financing to be able to grow and will face substantial competition.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies potentially including CMA CGM. Acquisition of vessels will be challenging as, inter alia, we may need to obtain additional financing in order to complete vessel purchases. Due to the continuing effects of the economic downturn and the severe cyclical downturn in the container shipping industry, financing for investment in containerships, whether newbuildings or existing vessels, is severely limited. Further, the cost of any available financing has increased significantly. In addition, in recent years, the number of lenders for shipping companies has decreased and lenders have generally lowered their loan-to-value advance ratios, shortened loan terms and accelerated repayment schedules. The actual or perceived credit quality of our charterers and proposed charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

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

We will face substantial competition in expanding our business from a number of experienced companies. Many of these competitors may have greater financial resources than us, may also operate larger fleets, may have been established for longer and may be able to offer better charter rates. During any industry downturn there are an increased number of vessels available for charter, including many from owners with strong reputations and experience. Excess supply of vessels results in greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with CMA CGM or to obtain new charters on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

The time charters for two of our 19 containerships can be terminated on 30 days’ notice and will in any case expire no later than June 3, 2015 and July 17, 2015. While we generally expect to be able to obtain new time charters for our vessels within a reasonable period prior to their expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, the supply/demand balance for containerships has been under pressure since late 2008 with, from time to time, a significant number of vessels idle and charter rates in the spot market depressed and we may not be able to secure charter rates at the same level as the current time charters. If we are unable to obtain new time charters for these containerships at favorable rates or are unable to secure new charters, in which case the vessels would be idle and we would continue to incur certain operating costs but earn no revenue, at all it could have a material adverse effect on our business, results of operations and financial condition.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As at December 31, 2014, we had $420.0 million of secured indebtedness outstanding (all of which is represented by our notes) and we had availability of $40.0 million under our senior secured revolving credit facility (the “revolving credit facility”). The revolving credit facility was drawn in full to partly fund the purchase of our 19th vessel on March 11, 2015.

Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest on our indebtedness and up to $20.0 million to repurchase notes under the Excess Cash Flow offer, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the revolving credit facility and notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

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

Substantially all of the assets currently owned by us serve as security under our revolving credit facility and for our notes. If our operating performance declines, we may be required to obtain waivers from the holders of our notes and the lenders under the revolving credit facility to avoid default thereunder. If we are not able to obtain a waiver from the holders of our notes and the lenders under the revolving credit facility, the lenders could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterer’s or our cash flow.

If we default under our revolving credit facility or on our notes, our lenders under our revolving credit facility and/or holders of our notes who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

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

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Additionally, under our current time charter agreements with CMA CGM, the charterer has a right of first refusal should we decide to sell the vessel during or at the end of the charter period. If they do not exercise this right, we are entitled to sell the vessel, subject to their prior approval, which cannot be unreasonably withheld. We may be forced to sell our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results.

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

Under the time charters for our vessels, when the vessel is not available for service, it will likely be “off-hire,” and the charterer is generally not required to pay hire, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

•	any drydocking for repairs, maintenance or classification society inspection;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•	any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in charterer’s lost time;

•	crewing labor boycotts or certain vessel arrests;

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

•	the vessel’s declared performance speed is reduced or fuel consumption is increased by more than 5% over a specified period of time; or

•	the vessel is requisitioned by any government or governmental authority.

Additionally, the charterer may have the right to terminate the charter agreement under a number of circumstances, such as, if:

•	the vessel is off-hire for a specified number of days, in the case of our charters with CMA CGM more than 90 consecutive days, and the vessel is free of cargo;

•	the charterer informs us of a default under the charter, and the default is not rectified, in the case of our charters with CMA CGM, within 60 days of such notice;

•	there is a total (actual or constructive) loss of the vessel;

•	the vessel is requisitioned by any government or governmental authority; or

•	a vessel’s declared performance speed is reduced or fuel consumption increased in excess of 10% over a continuous period of 30 days, and the reason is within our or the vessel’s control.

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

Although we would perform physical inspections of any vessel prior to its purchase, it may not be possible for us to undertake any underwater inspections. As a result, we will not be aware of any damage to a vessel that may have existed at the time of purchase and which could only be discovered through an underwater inspection. However, if any damage is subsequently found, we could incur substantial costs to repair the damage which would not be recoverable from the sellers.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting organizations have proposed the elimination of allowing operating leases to not be recorded on the balance sheet. The proposals are still under discussion. The date for implementation is now unlikely to be before 2017. If the proposals are adopted as currently proposed, they would have the effect of bringing most off-balance sheet operating leases, including time charters, onto a lessee’s balance sheet as liabilities. This proposed change could affect charterers by causing them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

We must make substantial expenditures to maintain our fleet and to acquire vessels.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these maintenance expenditures from operating cashflow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Further, we may be obliged to incur substantial expenditure to become compliant with changes in the regulatory environment, particularly concerning clean air and ballast water. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including those required to maintain our fleet, with borrowings under our revolving credit facility or otherwise find alternative sources of financing. Such alternatives may not be available on economic terms or at all.

As our fleet ages, we may incur increased operating costs, which would adversely affect our earnings.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives. Our fleet of 18 vessels as at December 31, 2014 had an average age weighted by TEU capacity of 10.7 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 18 containerships as at December 31, 2014, had an average age weighted by TEU capacity of 10.7 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us.

Our current performance and future success depend to a significant extent upon our Chief Executive Officer, Ian J. Webber, our Chief Financial Officer, Susan J. Cook, our Chief Commercial Officer, Thomas A. Lister and our Chief Technical Officer, Vivek Puri. Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri have over 100 years of cumulative experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and members of the board of directors are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

Increased fuel prices may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both directly and indirectly. The cost of fuel will be borne by us if our containerships are being positioned between charters or are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. We also bear the cost of fuel associated with dry-dockings and when a vessel is off-hire. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay, depending in part of the fuel efficiency of a particular vessel.

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to pay dividends or make other distributions or payments to us will be subject to the availability of profits or funds for such purpose which, in turn, will depend on the future performance of the subsidiary concerned which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond its control. Additionally, the ability of our subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by English, Marshall Islands, Cypriot or Hong Kong law or the laws of any jurisdiction which regulates the payment of dividends by companies. Applicable tax laws may also subject such payments to further taxation. Applicable law may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. Limitations on our ability to transfer cash among and within our group may mean that even though we, in aggregate, may have sufficient resources to meet our obligations, we may not be permitted to make the necessary transfers from one entity in our group to another entity in our group in order to make payments on our obligations. Therefore, if we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends, including on our preferred shares, or meet our debt service obligations or our other liabilities.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars and some of our expenses are denominated in currencies other than U.S. dollars. This currency mismatch could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, thereby decreasing our net income. We have not hedged any of this exposure and our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. Future declines in the U.S. dollar versus other currencies could have a material effect on our operating expenses and net income.

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

We cannot assure you if and when we will resume paying dividends on our common shares.

We have not paid dividends on our common shares since March 2009. Subject to the limitations contained in our revolving credit facility, the indenture governing our notes and other contractual obligations, we may resume the distribution of a portion of our cash flow to our shareholders, while retaining the remaining cash flow for reinvestment in our business, to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by our board of directors. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors.

The international containership and containership leasing industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	acquisition of additional vessels;

•	delays in the delivery of newbuilding vessels, if any, and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	any idle time after one charter expires and a new charter is agreed or the vessel is disposed of, should a new charter not be agreed;

•	unexpected repairs to, or required expenditures on, vessels or dry-docking costs in excess of those anticipated;

•	the loss of a vessel;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

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

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the U.S. However, there have been very few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Risks Relating to Our Industry

Our growth and long term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile. It experienced a severe cyclical downturn from mid-2008 through 2009, favorable conditions in 2010 and a further severe downturn in 2011 with over supply of capacity, although less acute, continuing to date.

Container shipping is a cyclical industry, with the demand for container shipping services and therefor the demand for container ships, driven by global trade. Between 1997 and 2007 containerized trade exhibited compound annual growth of approximately 10.0%, with a period of super-cyclical growth from 2002 to mid-2008 fuelled partly by exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010 demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. In 2012, 2013 and 2014 containerized trade is estimated to have grown, year-on-year, by 3.0%, 4.9% and 6.0%, respectively.

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

Our ability to recharter our containerships upon the expiration or termination of their current charters, which for two vessels can be terminated on 30 days’ notice and will in any case expire no later than June 3, 2015 and July 17, 2015, and the charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

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

The U.S. and other parts of the world, including the Euro zone, have exhibited very weak economic trends at times since 2008 and certain parts of the world continue to show weak economic conditions. The credit markets in the U.S. and elsewhere have, from time to time, experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state and other governments have implemented and are also considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Global financial markets and economic conditions have been severely disrupted and volatile at times in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets have been exceedingly distressed and volatile. The sovereign debt crisis in countries such as Cyprus and Greece, for example, and concerns over debt levels of certain other European Union member states and other countries around the world, as well as concerns about some international banks, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues.

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

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterer’s container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the U.S. and Europe. Any reduction in or hindrance to the output of China based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. Furthermore, if China was to permit the Renminbi to float to a free market rate of exchange, it is widely anticipated that the Renminbi would appreciate significantly in value against the U.S. dollar. An increase in the value of the Renminbi may negatively impact the U.S.’ demand for imported goods, many of which are shipped in containerized form. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

While the size of the containership orderbook has declined over the last three years, the containership newbuilding orderbook as at December 31, 2014 represented approximately 18.4% of the total on the water fleet capacity. Further containerships are likely to be ordered. Delivery of newly built containerships will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits together with other vessel specifications such as the capacity to carry temperature controlled containers (reefers). Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform, or if new containerships built in future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our stockholders.

Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.

Piracy is an inherent risk in the operation of ocean-going vessels and particularly affects vessels operating in specific regions of the world such as the South China Sea, the Gulf of Aden, the Arabian Sea, off the coast of West Africa and especially off the coast of Somalia. In recent years, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coasts of Somalia and West Africa. Generally, we do not control the routing of our vessels which is determined by the charterer. Pirate attacks on any of our vessels could result in loss of life, the kidnapping of crew or the theft, damage or destruction of vessels or of containers or cargo being transported thereon. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterer’s business, impairing its ability to make payments to us under our charters.

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

In 1987 the Turkish Government introduced certain restrictive measures against Cypriot flag vessels prohibiting such vessels to call on Turkish ports. In 1997 the restrictive measures were extended and since then they apply not only against Cypriot flag vessels but also against vessels registered under a foreign flag (of any nationality) sailing to Turkish ports directly from any Cypriot port under the effective control of the Republic of Cyprus or against vessels of any flag related to the Republic of Cyprus in terms of ownership or ship management. Cypriot vessels will be allowed passage through the Turkish Straits (Bosphorus) with or without pilot but no other services or provisions will be given, including bunker supply. Currently, 16 of our 19 vessels are owned by Cypriot companies and of these 11 are Cyprus flagged. Whilst the restrictive measures remain in place, our vessels which are either Cypriot flagged or owned by a Cypriot company may not call on Turkish ports. This may restrict the use of Cypriot ports by our charterers and may have an effect on the possible operation of our vessels by them in the Eastern Mediterranean and the Black Sea.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. See Item 4.B. “Information on the Company—Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, Lloyd’s Register and Germanischer Lloyd, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

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

Risks Relating to our Common Stock and Depositary Shares Representing Series B Preferred Shares

The price of our securities may be volatile.

The price of our common shares and depositary shares representing Series B preferred shares may be volatile and may fluctuate due to factors such as:

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

The international containership industry has been highly unpredictable and volatile. The market for common shares and depositary shares representing Series B preferred shares in companies operating in this industry may be equally volatile.

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

Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial stockholders and, under certain circumstances, CMA CGM can demand that we register the resale of their holdings of our common shares at any time. 10,737,004 common shares held by Marathon’s initial stockholders were registered for sale under Form F-3 filed with the Securities and Exchange Commission on July 28, 2014. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common shares.

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

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B preferred shares, and accordingly the depositary shares, as the case may be, and our ability to pay dividends on or redeem our Series B preferred shares is limited by Marshall Islands law and our contractual obligations.

We pay quarterly dividends on the Series B preferred shares, and accordingly the depositary shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, if our board of directors does not authorize and declare a dividend for any dividend period prior to the related dividend payment date, holders of the Series B preferred shares and accordingly the depositary shares would not be entitled to receive a dividend for that dividend period. However, any unpaid dividends will accumulate.

In addition, we may have insufficient cash available to redeem the Series B preferred shares, and accordingly the depositary shares. The amount of cash we can use to pay dividends or redeem our Series B preferred shares and the depositary shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of any cash reserves established by our board of directors;

•	restrictions under Marshall Islands law as described below;

•	restrictions under our credit facilities and other instruments and agreements governing our existing and future debt as described below; and

•	our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry and the other factors (see Item “Risks Related to our Business” above), many of which are beyond our control.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by noncash items, and our board of directors in its discretion may elect not to declare any dividends. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Marshall Islands law provides that we may pay dividends on and redeem the Series B preferred shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series B preferred shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Further, the terms of our outstanding notes and our revolving credit facility prohibit us from declaring or paying any dividends or distributions on preferred stock, including the Series B preferred shares, or redeeming, purchasing, acquiring or making a liquidation payment on preferred stock in certain circumstances.

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

Generally, a 5% shareholder is a qualified 5% shareholder only if the 5% shareholder is an individual who is a resident of a qualified foreign country, the government of a qualified foreign country, a foreign corporation organized in a qualified foreign country that meets the “publicly-traded” test discussed herein, a non-profit organization organized in a qualified foreign country or an individual beneficiary (resident in a qualified foreign country) of a pension plan administered in or by a qualified foreign country. Generally, a foreign country is a qualified foreign country if it grants an equivalent exemption from tax to corporations organized in the U.S.

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2014, and expect to qualify for 2015. However, it is possible that our ownership may change such that qualified 5% shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% shareholders from owning 50% or more of the total value of our stock held by the 5% shareholders group.

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

In this regard, we have been advised by our tax advisor that the income from our chartering activities is, more likely than not, services income. There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations or supporting our position. Accordingly, no assurance can be given that the IRS will not assert that we are a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion and we have not obtained advice from our tax advisor on whether we are a PFIC.

Further, in a case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income. Subsequently, the IRS has stated that it disagrees with and will not acquiesce to the rental versus services distinction in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Further, the facts in Tidewater are not directly analogous to our facts. No assurance can be given that the IRS or a court of law would accept our position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

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

If we or our vessel owning subsidiaries were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 26% for the year ended March 31, 2012, 24% for the year ended March 31, 2013, 23% for the year ending March 31, 2014 and 21% for the year ended March 31, 2015 and 20% thereafter. We and our vessel owning subsidiaries are strategically managed and controlled from outside the United Kingdom and have restricted activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

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

We and our vessel owning subsidiaries are subject to tax in certain jurisdictions in which we are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority, or a change in law in a jurisdiction in which we operate (including Cyprus and Hong Kong, where a number of our vessel owning subsidiaries are entered in the local tonnage tax regime), could result in additional tax imposed on us, further reducing the cash available for distribution.

Item 4.	Information on the Company

A.	History and Development of the Company

We are a Republic of the Marshall Islands corporation that owns a fleet of modern containerships of a range of sizes. Our business is to charter out our fleet under long-term, fixed-rate charters to reputable container shipping companies to generate stable revenues and predictable cashflows.

We were formed in 2007 to purchase and charter back containerships then owned or to be purchased by CMA CGM, the third largest containership operator in the world. We acquired our initial fleet of 17 containerships from CMA CGM between December 2007 and August 2009. All of the vessels were time chartered to CMA CGM for terms between five and 17 years. Two of the initial charters, relating to our 4,113 TEU vessels, Ville d’Aquarius and Ville d’Orion, expired in September 2012 and were renewed successively with CMA CGM until expiry late April 2014 for Ville d’Aquarius and late May 2014 for Ville d’Orion. New charters were agreed with Sea Consortium, trading as X-Press Feeders, commencing May 7, 2014 and extended effective December 3, 2014 for between four and six months for Ville d’Aquarius and July 17, 2014 for between six and 12 months for Ville d’Orion. On October 28, 2014 we took delivery of our eighteenth vessel, the 8,063 TEU OOCL Tianjin, having purchased her from Orient Overseas Container Lines Limited (“OOCL”). The vessel was immediately chartered back to OOCL for between 36 and 39 months. The TEU weighted average remaining term of our charters, excluding the Ville d’Aquarius and Ville d’Orion which are deployed in the short term charter market, was 6.4 years at December 31, 2014 and TEU weighted average age for the fleet was 10.7 years. On March 11, 2015 we took delivery of a second 8,063 TEU vessel, the OOCL Qingdao, also purchased from OOCL and, again, immediately chartered back for between 36 and 39 months. Our management team undertakes all management of our fleet including the supervision of the day-to-day technical ship management of our vessels which as at March 31, 2015 was provided for 17 of our 19 vessels by CMA Ships, a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements, with an agreement to cap the reimbursement by us of expenses incurred on our behalf on the 15 vessels they charter. A third party ship manager based in Hong Kong provides the day-to-day technical management of the two vessels chartered to OOCL.

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

Pursuant to the Merger, holders of shares of Marathon common stock (other than Marathon Founders, LLC and the other initial stockholders of Marathon) received one Class A common share of Global Ship Lease for each share of Marathon common stock issued and outstanding immediately prior to the effective time of the Merger. In respect of the aggregate 9,375,000 shares of Marathon common stock held by them, Marathon Founders, LLC and the other initial stockholders of Marathon received in the Merger an aggregate of 2,846,906 Class A common shares of Global Ship Lease, 3,471,906 Class B common shares and warrants to acquire an aggregate of 3,056,188 Class A common shares at an exercise price of $9.25. CMA CGM received consideration consisting of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, 1,000 Series A preferred shares, warrants to acquire 3,131,900 Class A common shares at an exercise price of $9.25, and $18,570,135 in cash. The rights of holders of Class B common shares are identical to those of holders of Class A common shares subject to meeting certain tests, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to the fourth quarter of 2008 and their dividend rights were subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The Class B common shares remain subordinated. The Class C common shares automatically converted into Class A common shares on a one-for-one basis on January 1, 2009. The warrants to acquire Class A shares at an exercise price of $9.25 expired in September 2013. Pursuant to the Merger, CMA CGM holds approximately 44.5% of our outstanding common shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”

On August 20, 2014, we issued 1,400,000 Depositary Shares, each of which represents 1/100th of one share of our Series B preferred shares. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B preferred shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

Our Class A common shares and our Series B preferred shares are listed on the NYSE under the symbols “GSL” and “GSL-B”, respectively.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is 44 (0) 20 7869 8006.

B.	Business Overview

Recent Developments

On March 11, 2015, we completed the purchase of the 2004 built 8,063 TEU containership OOCL Qingdao for $53.6 million. The vessel was immediately chartered back to OOCL, the sellers, for a period of between 36 and 39 months at a gross charter rate of $34,500 per day. The acquisition was financed with cash on hand and by drawing down on our $40 million revolving credit facility.

Our Fleet

Our fleet, as of December 31, 2014, consisted of 18 containerships with an aggregate capacity of 74,412 TEU and a TEU weighted average age of approximately 10.7 years and a non-weighted average age of 11.8 years.

The table below provides information about our current fleet as at December 31, 2014:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Purchase by GSL	Remaining Charter Term (years) (1)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion(2)	4,113	15,904	1997	Dec 2007	0.3	Jan 17, 2015	8,000
Ville d’Aquarius(2)	4,113	15,887	1996	Dec 2007	0.3	April 3, 2015	8,390
CMA CGM Matisse	2,262	11,676	1999	Dec 2007	5.0	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	11,676	1999	Dec 2007	5.0	Sept 12, 2019	15,300
Delmas Keta	2,207	11,731	2003	Dec 2007	3.0	Sept 20, 2017	18,465
Julie Delmas	2,207	11,731	2002	Dec 2007	3.0	Sept 11, 2017	18,465
Kumasi	2,207	11,731	2002	Dec 2007	3.0	Sept 21, 2017	18,465
Marie Delmas	2,207	11,731	2002	Dec 2007	3.0	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	11,742	2001	Dec 2007	5.0	Sept 20, 2019	15,300
CMA CGM Manet	2,272	11,742	2001	Dec 2007	5.0	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	20,087	2007	Jan 2008	6.0	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	20,100	2007	Jan 2008	6.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	38,577	2008	Dec 2008	11.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	17,272	2006	Dec 2008	8.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	17,355	2006	Dec 2008	8.0	Sept 16, 2022	25,350
CMA CGM America	4,045	17,355	2006	Dec 2008	8.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	26,776	2001	Aug 2009	6.7	May 28, 2021	34,000
OOCL Tianjin(1)	8,063	34,243	2005	Oct 2014	3.0	Oct 28, 2017	34,500

(1)	As at December 31, 2014. Plus or minus 90 days at charterer’s option, except (i) Ville d’Orion which is between January 17, and July 17, 2015 (ii) Ville d’Aquarius which is between April 3 and June 3, 2015, and (iii) OOCL Tianjin which is between October 28, 2017 and January 28, 2018 at charterer’s option.
(2)	Ville d’Orion and Ville d’Aquarius can be redelivered on 30 days’ notice. If an extension to the charters is not agreed, depending on market conditions, we may seek employment of these vessels with another charterer, lay them up or effect a sale.
(3)	The table does not include OOCL Qingdao, a 2004 built 8,063 TEU containership which we purchased on March 11, 2015 and immediately chartered back to OOCL at a daily charter rate of $34,500 for a period of between 36 and 39 months.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crew, lubricating oil, all maintenance and other services related to the vessel’s operation, the cost of which is included in the daily rate. The vessel owner is also responsible for insuring its interests in the vessel and liabilities as owner arising from its use. The charterer is responsible for substantially all of the vessel’s voyage costs, such as fuel (bunker) costs, canal fees, port expenses, extra war risk insurance costs if the vessel is deployed outside normal insurance limits and for entering areas which are specified by the insurance underwriters as being subject to additional premiums and cargo handling charges.

Initial Charters

Each of the vessels in our initial fleet of 17 vessels was or remains subject to a time charter with CMA CGM based on standard industry terms. We have separate subsidiaries to own each vessel in our fleet. We guarantee the obligations of each of our subsidiaries under the charters. Each of our initial charters commenced on each vessel’s delivery. Due to different delivery dates and durations, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to rechartering risk upon expiration of our initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters on our initial 17 vessels had terms of five to 17 years (plus or minus 90 days at charterer’s option). We agreed with CMA CGM, with effect from February 1, 2014, to extend by three years the charters on four vessels at a lower on-going daily charter rate. As at December 31, 2014, 15 vessels remained on their initial charters, as amended.

Subsequent charters

The initial charters for two of our vessels, Ville d’Aquarius and Ville d’Orion expired in September 2012. New charters were put in place with CMA CGM until May 23, 2013 plus or minus 22 days at the charterer’s option. Further charters were entered into with effect from May 1, 2013 until April 30, 2014 plus or minus 30 days at the charterer’s option. Ville d’Aquarius was redelivered to us by CMA CGM on April 26, 2014. On May 7, 2014, a new charter to Sea Consortium, doing business as X-Press Feeders came into effect for a period of 180 days plus or minus 30 days at charterer’s option. That charter was extended effective December 3, 2014 for between four and six months, at charterer’s option. Ville d’Orion was redelivered to us by CMA CGM on May 25, 2014. On July 17, 2014, a new charter to Sea Consortium came into effect for a period of between six and 12 months, at charterer’s option. Each of these vessels can be redelivered to us by the charterer on 30 days’ notice. If an extension to the charters is not agreed, depending on market conditions, we may seek employment of these vessels with another charterer, lay them up or effect a sale.

New Charters

On October 28, 2014 we purchased OOCL Tianjin from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

On March 11, 2015 we purchased OOCL Qingdao from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

Excluding the two vessels whose time charters expire in 2015 (representing 4% of operating revenues for the year ended December 31, 2014), the existing time charters had a TEU weighted average remaining charter term of 6.0 years, as at March 11, 2015.

Daily Charter Rate

Daily charter rate refers to the gross amount per day payable by the charterer to the owner for the use of the vessel. It may be reduced by chartering commission payable to a broker or other party. Under our time charters hire is payable to us typically every 15 days in advance and in U.S. dollars. The daily charter rate is a fixed daily amount that will remain the same for the duration of the charter, although the charter rate can be reduced in certain circumstances where there are added costs to the charterer due to vessel performance deficiencies in speed or fuel consumption. Hire can also be reduced, pro-rata for any cost savings that we may realize, if the vessel is laid up or idled at charterers’ request. Our initial charters with CMA CGM provide for an increase in charter rate when we incur unavoidable capital expenditure above a specified threshold to comply, for example, with regulatory requirements introduced after the charters were agreed.

Operations and Expenses

As owner, we are required to maintain each vessel in class and in an efficient state of hull and machinery and are responsible for vessel costs such as crewing, lubricating oil, maintenance, insurance and drydocking. The charterer is responsible for the voyage costs, which includes bunker fuel, stevedoring, port charges and towage. As described below, we have entered into ship management agreements to sub-contract the day-to-day technical management of our vessels.

Right of First Refusal

Pursuant to the terms of the time charters with CMA CGM, CMA CGM has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell the vessel during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

Off-hire

Under a time charter, when the vessel is not available for service, and is “off-hire,” the charterer generally is not required to pay charter hire (unless the charterer is responsible for the circumstances giving rise to the ship’s unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, including:

•	any drydocking for repairs, maintenance or classification society inspection;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•	any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in the charterer’s lost time;

•	crewing labor boycotts or certain vessel arrests; or

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and technical management of each vessel, which includes crewing, provision of lubricating oils, maintaining the vessel, periodic drydocking and performing work required by regulations. The day-to-day crewing and technical management of our vessels are provided by our ship managers pursuant to the terms of ship management agreements.

Termination and Withdrawal

Generally, if a vessel is off-hire for more than a specified number of consecutive days, for example 90 in the case of the initial charters with CMA CGM, then the charterer may cancel the charter without any further consequential claims provided the vessel is free of cargo. Some of our charters provide that we can in some circumstances provide a substitute a vessel during an anticipated extended period of off-hire. If a vessel’s fuel consumption exceeds a level specified in the charter over a continuous period of 30 days, and the reason is within our or the vessel’s control, CMA CGM may request that we cure the deficiency. If the deficiency is not cured within 30 days after we receive notice, then CMA CGM may terminate the charter.

Generally, if either party informs the other party of a default under the charter, and the default is not rectified within 60 days of such notice, then the party giving the notice has the right to terminate the time charter with respect to that vessel.

The charter will terminate in the event of a total (actual or constructive) loss of the vessel or if the vessel is requisitioned.

We may suspend the performance of our obligations under the charter if the charterer defaults on its payment obligations under the charter.

Ship Management Agreements

CMA Ships, a subsidiary of CMA CGM, provides day-to-day technical ship management services on all of our vessels other than the two vessels on charter to OOCL, where the service is provided by a third party ship manager based in Hong Kong. Such services include purchasing, crewing, provision of lubricating oil, vessel maintenance including arranging drydocking inspections and ensuring compliance with flag, class and other statutory requirements necessary to support our business. CMA CGM guarantees the performance of all services and any payment due to us by CMA Ships pursuant to its ship management agreements.

We pay CMA Ships an annual management fee of $123,000 (up to and including 2013, $114,000) per vessel it manages. The annual fee payable to the manager of the OOCL vessels is not materially different. Under the ship management agreements, our ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We reimburse the ship manager for costs it incurs on our behalf. Each ship management agreement provides that we have the right to audit the accounts of our ship manager to verify the costs incurred. The ship managers have agreed to maintain our vessels so that they remain in class with valid certification. In addition, they are responsible for our current fleet’s compliance with all government and other regulations, and compliance with class certifications.

The ship managers are required to use their best endeavors to provide the services specified in the ship management agreements. Pursuant to the terms of the ship management agreements, we indemnify the manager and its employees, agents and sub-contractors and hold them harmless against all actions, proceedings, claims, demands or liabilities which may be brought against them or incurred by them arising out of or in connection with the performance of the ship management agreements, unless the same is proved to have resulted solely from the negligence, gross negligence or willful default of CMA Ships, its employees, agents and sub-contractors.

The manager is generally not permitted to sub-contract its obligations under the ship management agreements without our consent, which we will not unreasonably withhold. With our consent, CMA Ships has sub-contracted all of its management services under its ship management agreements to its UK subsidiary, CMA Ships UK. Furthermore, with our agreement, manning has been subcontracted to CMA Ships UK’s affiliate based in Singapore. The ship management agreements may generally be terminated by either party on two months written notice, often after a specified minimum period of time.

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

Global Expense Agreement

Under our ship management agreements with CMA Ships, we have agreed to reimburse CMA Ships for ship operating expenses incurred by it on our behalf in the operation of our vessels. Pursuant to the global expense agreement that we entered into with CMA Ships and CMA CGM, this reimbursement was subject to a quarterly cap, fixed for the first three years that the relevant vessel was managed by CMA Ships. Since all of the relevant vessels have been managed by CMA Ships for at least three years, the fixed cap arrangements have lapsed in accordance with the terms of the global expense agreement.

After the first three years, CMA CGM has agreed to compensate us, for any vessel in our fleet which remains on its initial charter, by the amount (not to exceed $500 per day per vessel) by which actual operating costs per day (excluding any exceptional repair costs, drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is reset annually at a predetermined and increasing amount as set out in the global expense agreement, provided more than 50% of such increase is attributable to crew and lubricating oil costs. This arrangement is designed to provide some protection from unexpected and significant increases in operating costs, particularly for crew and lubricating oil costs, which are driven mainly by global markets over which we have no control.

Once our ship management agreements with CMA Ships and the global expense agreement expire or are terminated, we may not be able to negotiate similar terms in replacement agreements.

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

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out typically every five years on the ship’s hull, machinery, including the electrical plant, and any special equipment classed, at the intervals indicated by the character of classification for the hull. Vessels are normally required to be inspected in a drydock as part of the special survey. However, with the classification society’s approval, the vessel can be subject to an underwater inspection, in lieu of a drydocking. At the special survey, the vessel is thoroughly examined including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial expense may have to be incurred for steel renewals to pass a special survey if the vessel has experienced excessive wear and tear. As an alternate to carrying out all of the required inspections at the special survey every five years, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous basis, in which every relevant part of the vessel would be surveyed on a five year cycle. A dry-docking or underwater inspection is required at the fifth year anniversary to inspect underwater parts. The process of continuous class renewal spreads out the required inspections and their associated cost, while the vessel is still in service, and reduces the amount of inspection required each fifth year.

As a condition for obtaining insurance coverage, each of our vessels needs to be certified “in class” by a member of the International Association of Classification Societies (“IACS”). Generally, if recommendations are not sufficiently corrected as determined by a member of IACS, then the vessel may not remain “in class.” If a vessel is not “in class,” it may not be covered by insurance, and may not be available for charter.

The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking, taking into account the drydocking of OOCL Tianjin completed in January 2015:

Vessel Name	Classification Society	Drydocking Month(1)
Ville d’Orion	Bureau Veritas	January 2017
Ville d’Aquarius	Bureau Veritas	December 2016
CMA CGM Matisse	Bureau Veritas	November 2019
CMA CGM Utrillo	Bureau Veritas	December 2019
Delmas Keta	Bureau Veritas	March 2018
Julie Delmas	Bureau Veritas	November 2017
Marie Delmas	Bureau Veritas	January 2017
CMA CGM La Tour	Bureau Veritas	June 2016
CMA CGM Manet	Bureau Veritas	October 2016
Kumasi	Bureau Veritas	March 2017
CMA CGM Alcazar	Bureau Veritas	November 2017
CMA CGM Château d’If	Bureau Veritas	December 2017
CMA CGM Thalassa (2)	Bureau Veritas	December 2017
CMA CGM Jamaica	DNV-GL	September 2016
CMA CGM Sambhar	Lloyd’s Register	July 2016
CMA CGM America	Lloyd’s Register	September 2016
CMA CGM Berlioz	Bureau Veritas	July 2016
OOCL Tianjin	American Bureau of Shipping	March 2020
OOCL Qingdao	American Bureau of Shipping	April 2019

(1)	Expected month of drydocking assume that the vessels qualify for in-water inspections at the intermediate survey.
(2)	CMA CGM Thalassa underwent its first special survey in November 2013 whilst afloat including an underwater inspection in lieu of a drydocking. As a result, the next required inspection in a drydock has been postponed from December 2013 until December 2017 at the latest. The vessel was drydocked in December 2014, principally to modify the bulbous bow to allow for more efficient fuel consumption at slower speeds. In addition, regular drydock work was undertaken, including repainting the underwater parts, and current regulatory deadline of December 2017 may be extended.

The table does not take account of discretionary drydockings which might be planned to effect upgrades, such as the bulbous bow on CMA CGM Thalassa, or in response to proposed or actual regulatory changes such as for ballast water treatment.

Competition

We operate in markets that are highly competitive. We expect to compete for vessel purchases and charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. We also expect to compete with many other companies, both other owners and operators including CMA CGM and its subsidiaries, to, among other things, purchase newbuildings and secondhand vessels to grow our fleet.

We expect substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors may have greater financial resources than us, and may also operate larger fleets and may be able to offer better charter rates. Due to the recent industry downturn, there have been an increased number of vessels available for charter, including many from owners with strong reputations and experience. Excess supply of vessels in the container shipping market results in a more active short-term charter market and greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships or to obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by us or our ship managers. For example, the Delmas Keta, Julie Delmas, Kumasi and Marie Delmas have not been certified to comply with all U.S., Canadian and Panama Canal regulations, as CMA CGM does not intend to operate them in these waters.

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

International Maritime Organization

Our vessels are subject to standards imposed by the International Maritime Organization, (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has negotiated various international conventions and implemented regulations that address oil discharges, ballasting and unloading operations, sewage, garbage and air emissions, and impose liability for pollution in international waters and a signatory’s territorial waters.

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by regulations MARPOL Annex II. Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulphur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for the creation of Emission Control Areas, or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future. Annex VI calls for incremental reductions in sulphur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), with the global sulphur cap reduced initially to 3.50% (from 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018. Annex VI also calls for the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit for engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit for engines installed on or after 2016 operating in nitrogen oxide ECAs.

We have registered the vessels in our fleet in flag states that have ratified Annex VI, which require that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates, for the vessels in our fleet, from those flag states. As of December 31, 2014, all of the vessels in our fleet had IAPP Certificates.

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

The SEEMP establishes a mechanism for operators to improve the energy efficiency of ships. Owners are required to prepare and vessels are required to keep on board, a ship specific SEEMP. As at December 31, 2014 all of our vessels had prepared and submitted a SEEMP and had been issued with an International Energy Efficiency Certificate (IEEC).

These and similar requirements could require modifications to our vessels to achieve compliance. We are evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

The operation of our vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires ship-owners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to assess all identified risks, adopt a safety and environmental protection policy achieving the ISM Code objectives; adopt instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; defined levels of authority and lines of communication between, and among, shore and shipboard personnel; procedures for reporting accidents and non-conformities with the provision of the ISM Code and corrective action; procedures to prepare guidelines and respond to emergency situation; and procedures for regular internal audits and management reviews including evaluating effectiveness. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As at December 31, 2014, each of the vessels in our fleet, and the entities managing them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for the installation of ballast water treatment systems on newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first intermediate or renewal survey after January 1, 2016. However, a 2013 IMO Resolution, provides that for ships constructed before the BWM Convention enters into force, compliance with the ballast water performance standard will not be required until their first renewal survey after entry into force. The BWM Convention will not enter into force, on a retroactive basis, until 12 months after it has been adopted by at least 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 10, 2015, the BWM Convention has been ratified by 44 states but those states constitute only 32.86% of gross tonnage and therefore the Convention has not yet come into force. See “—Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

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

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organotins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance. As at December 31, 2014 each of our vessels was in possession of a Statement of Compliance issued by the Classification Society.

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

International Labour Organization

The Maritime Labour Convention, 2006 (MLC 2006) came into force on August 20, 2013 following ratification by 30 nations representing 33% of the world’s shipping gross tonnage. MLC 2006 establishes minimum requirements for seafarer’s employment conditions such as hours of work and rest, training/certification, health protection, medical care/certification, welfare and social security protection, as well as, for new ships, accommodation and recreational facilities. Each ship is required to obtain proof of compliance in the form of a Maritime Labour Certificate from the flag state and by preparing a Declaration of Maritime Labour Compliance, which should minimize compliance inspections. Each of our vessels is compliant.

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

The US Coast Guard Final Rule, Standard for Living Organisms in Ships’ Ballast Water Discharged in US Waters (superseding the previous) came into effect on June 21, 2012 and sets out allowable organism concentrations consistent with the IMO BWM Convention. The Final Rule also set outs general non-indigenous species reduction practices including hull, tank and pipe cleaning. The Final Rule introduces a requirement for a Ballast Water Management System (BWMS) for vessels with a ballast water capacity between 1500 and 5000 cubic meters by the first scheduled drydocking after January 1, 2014 and for those with smaller or larger capacity by the first such drydocking after January 1, 2016. All of our vessels have ballast water capacities in excess of 5,000 cubic meters. Before then as alternatives, ballast water may be exchanged 200 nautical miles from any shore or an Alternative Management System may be installed that is approved by a foreign administration under the BWM Convention, meets a minimum effective determination by the Coast Guard and receives full approval within five years of the compliance date for the vessel. The BWMS must meet stringent maximum allowable organism concentrations depending on their size and hazard to health, as well as other design criteria. BWM records must be retained on board for two years and information notified at least 24 hours prior to arrival. The Coast Guard has by Policy letter advised it will consider individual requests for extensions in case of real difficulty in implementing BWM discharge standards due to availability of appropriate BWMS, though it has also issued an updated list of approved BWMS.

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

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. The risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.

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

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurances, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value, which we expect to assess at least annually, with certain deductibles per vessel per incident. We also maintain increased value coverage for each of our vessels under which in the event of total loss or constructive total loss of a vessel, we will be entitled to recover amounts otherwise not recoverable under our basic hull and machinery or war policies due to under-insurance. As required by the terms of our revolving credit facility and the notes, we have assigned certain of our insurance policies to our lenders under the revolving credit facility and the holders of the notes and will be subject to restrictions on our use of any proceeds therefrom.

We have not so far obtained loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We evaluate obtaining such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is mutual indemnity insurance provided by mutual protection and indemnity associations, or P&I Associations, which insure third-party and crew liabilities in connection with shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Its coverage, except for pollution, is unlimited; coverage for pollution is capped at $1.0 billion per vessel per incident. As required by the terms of our revolving credit facility and the notes, we have assigned certain of our insurance policies to our lenders under the revolving credit facility and the holders of the notes and will be subject to restrictions on our use of any proceeds therefrom.

13 P&I Associations comprise The International Group, which insures approximately 90% of the world’s commercial blue-water tonnage and has entered into a pooling agreement with each of its members to reinsure each association’s liabilities. We intend to remain members of P&I Associations that are members of the International Group, and as such, we will be subject to calls payable to the International Group based on other P&I Associations claim records as well as the claim records of all other members of our own P&I Associations.

C.	Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each vessel is owned by a directly held separate wholly owned subsidiary. Sixteen vessels are owned by companies incorporated in Cyprus, two by companies incorporated in Hong Kong and one is held by a further Marshall Islands company. In addition, Global Ship Lease Services Limited, a company incorporated in England and Wales and which is directly wholly owned by the holding company, provides administrative services to the group.

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

At December 31, 2014 we owned 18 vessels with a total capacity of 74,412 TEU with an average age, weighted by TEU capacity, of 10.7 years. All of the vessels are fixed on charters, mainly long term, with an average remaining term of 5.5 years, or 6.4 years on a weighted by capacity basis, excluding two vessels which are fixed in the short term charter market.

10,737,004 common shares held by Marathon’s initial stockholders were registered for sale under Form F-3 filed with the Securities and Exchange Commission on July 28, 2014. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common shares.

On October 28, 2014 we purchased OOCL Tianjin from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

On March 11, 2015 we purchased OOCL Qingdao from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

We have entered into ship management agreements with third party ship managers for the day-to-day technical management of our current fleet of vessels. See Item 4.B. “Information on the Company—Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements.

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in our fleet and their charter rates;

•	the terms under which we will recharter our vessels once the existing time charters have expired, including the two vessels whose existing charters can expire on 30 days’ notice;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;

•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

•	changes in the market value of any interest rate derivatives;

•	impairment of our vessels and other non-current assets; and

•	access to, and the pricing and other terms of, our revolving credit facility.

We have entered into mainly long-term fixed rate time charters for all of our vessels. We expect that our base revenue will be largely fixed until (a) any of our charters expire or otherwise terminate when we will need to seek a renewal or recharter, at possibly a significantly different rate depending on market conditions at the time, or (b) we acquire additional vessels. Our time charter agreements on two vessels are on 30 days’ notice and expire at the latest by June 3, 2015 and July 17, 2015. The charter rate that we would be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents affect the actual amount of revenues we receive.

CMA CGM is our main customer and charter payments from CMA CGM are our principal source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us. The container shipping industry suffered a cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012 however, the industry remains under pressure due to oversupply of container ship capacity. Whilst charter payments have been received on a timely basis in the past few months, we have experienced, from time to time, delays in receiving charterhire payments from CMA CGM. For example, in the year ended December 31, 2013, between one and three instalments were outstanding at any one time, which under the charter contracts are due to be paid on the 1st and 16th of each month, in advance. As at December 31, 2014, charterhire was up-to-date. If CMA CGM is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with CMA CGM were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Recent Developments

On March 11, 2015 we purchased OOCL Qingdao from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

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

Vessels

Vessels represent our most significant tangible assets. Up to the date of the Merger, vessels were recorded in the financial statements at their purchase price, with an amount allocated to a drydock component and less accumulated depreciation. Vessels owned at the date of the Merger were subsequently recorded at their fair value at the date of the Merger, with an amount allocated to a drydock component, less a proportion of the negative goodwill arising at the time of the Merger allocated to these vessels and less accumulated depreciation. Vessels purchased subsequent to the Merger are stated at purchase price, which consists of the contract price and any material expenses incurred upon acquisition (including initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods and drydock component, where relevant). Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from first delivery from the shipyard which we believe is within industry standards for containership owners and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost (or fair value, where relevant) of the vessel less its estimated residual value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. Other borrowing costs are expensed as incurred.

Prepayments and costs directly related to the future acquisition of vessels are presented in the consolidated balance sheet as vessel deposits.

Drydocking

Our vessels are drydocked approximately every five years for their special survey and for major repairs and maintenance that cannot be performed while the vessels are operating. Costs associated with the drydocks are capitalized as a component of the cost of the relevant vessel as they occur and are amortized on a straight line basis over the period to the next anticipated drydock, which are typically at five year intervals. Other expenditures relating to maintenance and repairs are expensed when incurred.

Upon initial purchase, an element of the purchase price is allocated to the drydock component and is amortized on a straight line basis to the next anticipated drydocking.

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. Two drydockings were completed for regulatory reasons in 2014. In addition, CMA CGM Thalassa was drydocked in December 2014, principally to modify the bulbous bow to allow for more efficient fuel consumption at lower speeds. Regular drydocking work was also undertaken, including repainting the underwater parts. The total cost of these three drydockings, excluding the effect of offhire and the work to modify the bulbous bow, was $4.1 million. There were two drydockings in 2013 for a total cost of $2.1 million, six dry dockings in 2012 for a total cost of $7.1 million, six in 2011 for a total cost of $7.9 million and none in 2010.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” our long-lived assets are regularly reviewed for impairment. We perform the impairment test at the individual vessel level pursuant to paragraph 10 of ASC Topic 360 when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Vessels are reviewed individually for impairment. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount. An impairment charge is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the present value of future cash flows discounted by an appropriate discount rate.

Due to continuing poor industry conditions, impairment tests have been carried out on a vessel by vessel basis a number of times in recent years. No impairment was identified. A further impairment test on a vessel by vessel basis was performed as at December 31, 2014. No impairment was identified.

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

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels and indicates whether their estimated market values based on charter attached valuations as at April 10, 2015 prepared by an independent ship broking firm are below their carrying values as at December 31, 2014. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. We would not record an impairment for any of the vessels for which the market value based on charter attached valuations is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that show estimated market values below their carrying values, exceed such vessels’ carrying values as at December 31, 2014, and accordingly have not recorded an impairment charge.

In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

Vessel Name	Capacity in TEU	Year Built	Purchase Price(1) (in millions of U.S. dollars)	Carrying Value(2) (in millions of U.S. dollars)
Ville d’Orion*	4,113	1997	$46.0	$28.8
Ville d’Aquarius*	4,113	1996	45.0	28.4
CMA CGM Matisse(G)*	2,262	1999	34.0	19.6
CMA CGM Utrillo(G)*	2,262	1999	34.0	20.3
Delmas Keta(G)*	2,207	2003	38.0	26.0
Julie Delmas(G*)	2,207	2002	38.0	24.6
Kumasi(G)*	2,207	2002	38.0	25.3
Marie Delmas(G)*	2,207	2002	38.0	25.4
CMA CGM La Tour(G)*	2,272	2001	37.0	27.6
CMA CGM Manet(G)*	2,272	2001	37.0	28.1
CMA CGM Alcazar*	5,089	2007	94.0	72.1
CMA CGM Château d’If*	5,089	2007	94.0	72.3
CMA CGM Thalassa*	11,040	2008	154.0	127.9
CMA CGM Jamaica*	4,298	2006	67.0	62.9
CMA CGM Sambhar*	4,045	2006	67.0	61.4
CMA CGM America*	4,045	2006	67.0	61.3
CMA CGM Berlioz*	6,621	2001	82.0	69.6
OOCL Tianjin	8,083	2005	55.0	54.9

Total			$1,065.0	$836.5

(1)	Purchase price includes an element allocated to a drydock component
(2)	As at December 31, 2014, including unamortized drydocking costs
(G)	Indicates geared vessel
*	Indicates vessels for which we believe the market value based on charter attached valuations was lower than the vessel’s carrying value as at December 31, 2014. We believe that the aggregate carrying value of these vessels at December 31, 2014 exceeded their aggregate market value based on charter attached valuations as at April 10, 2015 by approximately $145.5 million.

Purchase price consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods, where relevant. An element of the purchase price is allocated to a drydock component.

Derivative Instruments

In connection with our Previous Credit Facility and as part of overall risk management, we entered into interest rate swap agreements to reduce our exposure to cash flow risks from floating interest rates. The swaps were not accounted for as hedging instruments as they had not been designated as such and were not effective in mitigating the risks of changes in interest rates under U.S. GAAP. As such swaps were not accounted for as hedging instruments, we recognized them on our balance sheet at fair value with the non-cash changes in the fair value of these derivative instruments (mark to market adjustment) recognized in the statement of income. The swap agreements were terminated as part of the repayment of the Previous Credit Facility on March 19, 2014. We will not hold or issue derivative financial instruments for trading or other speculative purposes.

Share Based Compensation

We have awarded restricted stock units to certain of our employees which vest, based on service conditions only, over a period of time up to three years from the award date. In addition, a portion of the base compensation paid to the directors up to 2013 was in the form of restricted stock units which vested, based on service conditions only, annually in arrears. The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

Recent Accounting Pronouncements

Management does not believe that there are recently issued, but not yet effective accounting pronouncements, which if currently adopted, would have a material impact on our consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The update is effective for annual periods beginning after December 15, 2016 and early application is not permitted. We are currently assessing the impact of adopting this update on our financial statements.

In June 2014, FASB issued an update in respect of Stock Compensation (Topic 718). The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance condition should not be reflected in estimating the grant-date fair value of the award and the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The amendment is effective for annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to lead to any changes to our financial statements.

Results of Operations

Year ended December 31, 2014 Compared to Year ended December 31, 2013

	Year ended December 31,
	2014	2013
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$138.6	$143.2

Operating Expenses
Vessel operating expenses	$48.8	$46.0
Depreciation	41.1	40.4
General and administrative	7.0	6.0
Other operating (income)	(0.5)	(0.4)

Total operating expenses	96.3	92.1

Operating Income	42.3	51.2

Non-Operating Income (Expense)
Interest income	$0.1	$—
Interest expense	(43.9)	(18.8)
Gain on redemption of Series A preferred shares	8.6	—
Realized (loss) on interest rate derivatives	(2.8)	(14.0)
Unrealized gain on interest rate derivatives	1.9	14.3
Income taxes	(0.1)	(0.1)

Net Income	$6.1	$32.5
Earnings allocated to Series B preferred shares	(1.1)	—

Net Income available to Common Shareholders	$5.0	$32.5

Total Operating Revenue

Operating revenue reflects income under fixed rate time charters in effect and was $138.6 million in the year ended December 31, 2014, down $4.6 million on revenue of $143.2 million for 2013. The decrease in revenue is due to lower daily rates on four vessels following the extension of their charters by three years effective February 1, 2014, a total of 64 days idle time for the two 4,113 TEU vessels pending re-deployment on new charters, a reduced daily rate on Julie Delmas for 155 days during a period of reduced capability due to a damaged crane and increased offhire, offset by the contribution from OOCL Tianjin from October 28, 2014. There were 6,270 ownership days in the year ended December 31, 2014 with 60 days offhire (including 48 days for drydockings) and 64 idle days giving utilization of 98.0%. In 2013, there were 6,205 ownership days, 28 days offhire (including 21 days for drydockings) representing utilization of 99.5%.

Operating Expenses

Operating expenses totaled $96.3 million for the year ended December 31, 2014 (or 69% of operating revenue) compared to $92.1 million for the year ended December 31, 2013 (or 64% of operating revenue).

Operating expenses can be analyzed as follows:

•	Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $48.8 million for the year ended December 31, 2014 (or 35% of operating revenue) compared to $46.0 million for 2013 (or 32% of operating revenue). The average cost per ownership day was $7,778, up $357 or 4.8% from $7,421 for 2013. A large portion of the increase is for the cost of bunkers consumed when the two 4,113 TEU vessels were idle, between charters, and for repositioning for the commencement of the new charters.

•	Depreciation: Depreciation was $41.1 million (or 30% of operating revenue) for the year ended December 31, 2014, up slightly from $40.4 million (or 28% of operating revenue) in 2013 in part for the additional of OOCL Tianjin on October 28, 2014.

•	General and Administrative: General and administrative costs incurred were $7.0 million (or 5% of operating revenue) in the year ended December 31, 2014, compared to $6.0 million (or 4% of operating revenue) for 2013. The increase is mainly for additional professional fees associated with increased activity levels.

•	Other operating (income) expense: Other operating income represents miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters. In the year ended December 31, 2014 it was $0.5 million, compared to $0.4 million in 2013.

Operating Income

As a consequence of all preceding items, operating income was $42.3 million (or 31% of operating revenue) for the year ended December 31, 2014 compared to $51.2 million (or 36% of operating revenue) in 2013.

Interest Income

Interest income on cash held by us for the year ended December 31, 2014 was $64,000 compared to $44,000 for 2013.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the year ended December 31, 2014 was $43.9 million (or 32% of operating revenue). Total average borrowings during the year, including the Previous Credit Facility until it was repaid on March 19, 2014, the notes from their date of issuance on March 19, 2014 and the Series A preferred shares until their redemption on August 22, 2014, was $437.4 million. Interest expense for 2013 was $18.8 million (or 13% of operating revenue) on average borrowings, including the Series A preferred shares, of $450.1 million. The increase in interest cost in 2014 is due mainly to a higher rate of interest of 10.0% on the notes compared to approximately 4.0% on the Previous Credit Facility and the Series A Preferred Shares.

Gain on Redemption of Series A Preferred Shares

The Series A preferred shares, which had a liquidation value at maturity of $45.0 million, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36.4 million on August 22, 2014, using the proceeds received from the issuance of the Series B preferred shares, the balance of the restricted cash and cash on hand. The transaction resulted in a non-cash gain of $8.6 million.

Realized and Unrealized Gain on Derivatives

A total of $277.0 million of interest rate derivatives at a weighted average rate of 3.82% was outstanding from January 1, 2014 to March 19, 2014, when they were terminated concurrently with the repayment and termination of the Previous Credit Facility The derivative hedging instruments gave a realized loss of $2.8 million (or 2% of operating revenue) in the year ended December 31, 2014 for settlements in the period, as current USD LIBOR rates were lower than the average fixed rate. This compares to a realized loss of $14.0 million (or 10% of operating revenue) in the year ended December 31, 2013. These interest rate derivatives did not qualify for hedge accounting under U.S. GAAP, and were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. There was a $1.9 million unrealized gain in the year ended December 31, 2014 for revaluation of the balance sheet position given current USD LIBOR and movements in the forward curve for interest rates. This compares to an unrealized gain of $14.3 million in the comparative period.

Unrealized mark-to-market adjustments had no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the year ended December 31, 2014 and the year ended December 31, 2013 was not material as the vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net Income

Net income for the year ended December 31, 2014 was $6.1 million including the $8.6 million gain on redemption of the Series A preferred shares and $1.9 million non-cash interest rate derivative mark-to-market gain. For the year ended December 31, 2013 net income was $32.5 million, including $14.3 million non-cash interest rate derivative mark-to-market gain. The decline in net income is due mainly to lower revenue as a result of the extensions to the four charters and idle time for the two 4,113 TEU vessels together with lower unrealized gains on interest rate derivatives, partly offset by the gain on redemption of the Series A preferred shares and lower realized losses on interest rate derivatives.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $35.0 million Series B preferred shares issued on August 20, 2014 of $1.1 million are presented as a reduction of Net Income, as and when declared by the Board of Directors.

Net Income Available to Common Shareholders

Net income available to common shareholders was $5.0 million for the year ended December 31, 2014 compared to $32.5 million for 2013.

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

Operating expenses can be analyzed as follows:

•	Vessel expenses: Vessel expenses, which relate to the operation of the vessels themselves, were $46.0 million for the year ended December 31, 2013 (or 32% of operating revenue) compared to $45.6 million for the comparative period in 2012 (or 30% of operating revenue). The average cost per ownership day was $7,421, up $94 or 1.2% from $7,327 for the comparative period in 2012.

•	Depreciation: Depreciation was $40.4 million (or 28% of operating revenue) for the year ended December 31, 2013, slightly up from $40.3 million in the comparative period (or 26% of operating revenue) in 2012.

•	General and Administrative: General and administrative costs incurred were $6.0 million (or 4% of operating revenue) in the year ended December 31, 2013, compared to $5.8 million (or 4% of operating revenue) in the comparative period in 2012.

•	Other operating (income) expense: Other operating income represents miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters. In the year ended December 31, 2013 it was $0.4 million, compared to $0.3 million in the comparative period.

Operating Income

As a consequence of all preceding items, operating income was $51.2 million (or 36% of operating revenue) for the year ended December 31, 2013 compared to $61.8 million (or 40% of operating revenue) in the comparative period.

Interest Income

Interest income on cash held by us for the year ended December 31, 2014 was $44,000 compared to $79,000 for the previous year.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the year ended December 31, 2013 was $18.8 million (or 13% of operating revenue). Total average borrowings, including the Series A preferred shares, through the year ended December 31, 2013 was $450.1 million. Interest expense in the comparative period in 2012 was $21.2 million (or 14% of operating revenue) on average borrowings, including the preferred shares, of $509.6 million.

Realized and Unrealized Gain on Derivatives

A total of $580.0 million of interest rate derivatives at a weighted average rate of 3.59% was outstanding from January 1, 2013 to March 17, 2013, when $253.0 million of interest rate derivatives expired. The remaining $327 million of interest rate derivatives were at a weighted average rate of 3.74%. A further $50 million of interest rate derivatives expired on November 29, 2013. The remaining $277 million of interest rate derivatives were at an average rate of 3.82%. Our interest rate derivatives were terminated as part of the repayment of the Previous Credit Facility on March 19, 2014.

The derivative hedging instruments gave a realized loss of $14.0 million (or 10% of operating revenue) in the year ended December 31, 2013 for settlements in the period, as current USD LIBOR rates were lower than the average fixed rate. This compares to a realized loss of $18.4 million (or 12% of operating revenue) in the year ended December 31, 2012. The reduction in realized loss is due mainly to the expiration of $253.0 million of cover in March 2013. These interest rate derivatives did not qualify for hedge accounting under U.S. GAAP, and were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. There was a $14.3 million unrealized gain in the year ended December 31, 2013 for revaluation of the balance sheet position given current USD LIBOR and movements in the forward curve for interest rates. This compares to an unrealized gain of $9.7 million in the comparative period.

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

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs including where appropriate the settlement of interest rate derivatives. In addition, each of our vessels is subject to a drydock every five years. The average cost of the 18 drydockings completed between April 2011 and January 2015 was $1.3 million with an average loss of revenue of $0.3 million whilst the relevant vessel was offhire. Two vessels completed their scheduled drydockings in 2014. In addition, CMA CGM Thalassa was dry-docked on a discretionary basis mainly to modify the bulbous bow to improve fuel efficiency at slow speeds. The OOCL Tianjin was dry-docked in January 2015; no further regulatory drydockings are scheduled in 2015. We have included a schedule of the next anticipated drydocking date for each of our vessels in “Business—Inspection by Classification Societies.”

The main factor affecting operating cashflow in a period is the timing of the receipt of charterhire, which is due to be paid in advance, on the 1st and 16th of each month for vessels on charter to CMA CGM and every two weeks based on the start date of the charter in the case of our other charterers. From January 1, 2012 through December 31, 2013, all of our cash in excess of $20 million measured at the end of the month prior to each quarter end, was been swept at the quarter end to repay drawings under the Previous Credit Facility. As a consequence, cash and cash equivalents on hand at the end of each quarter up to that date did not vary significantly. After that date the main factors affecting quarter end cash are the timing of the payment of interest on the notes, which is due to be paid semi-annually on April 1 and October 1 each year, commencing October 1, 2014 and the result of the Excess Cash Flow offer, up to a maximum of $20 million per annum commencing in 2015, which we are required to make within 120 days of the year end. Beginning on March 11, 2015, we are required to make interest payments under the revolving credit facility. Assuming LIBOR to be 0.5%, quarterly interest on the fully drawn revolving credit facility of $40.0 million would amount to approximately $0.4 million. In addition, we intend to declare and make quarterly dividend payments amounting to approximately $0.8 million per quarter on our Series B preferred shares.

Other than costs for drydocking, there were no other material current commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy. Changes to the regulatory environment may lead to additional capital expenditure. For example, compliance with environmental regulations regarding ballast water management may require us to fit ballast water management systems to our vessels, although not before the first scheduled drydocking after January 1, 2016. See Item 4.B. “Information on the Company—Business Overview—Environmental and Other Regulations—Ballast Water Management.”

We have policies in place to control treasury activities within the group. For example, all new funding must be approved by our Board of Directors and cash deposits can only be made with institutions meeting certain credit metrics.

Our Previous Credit Facility required us to hedge at least 50% of our floating rate debt. This was achieved by entering into interest rate derivatives. The $277.0 million of swaps outstanding were terminated on March 19, 2014 when the Previous Credit Facility itself was repaid and terminated. We do not enter into derivatives for speculative purposes.

Our only floating rate debt was $45.0 million of Series A preferred shares until they were redeemed on August 20, 2014. At December 31, 2014 there were no drawings under our floating rate $40.0 million revolving credit facility. The revolving credit facility was fully drawn to partly finance the purchase of OOCL Qingdao on March 11, 2015. We may enter into hedging instruments, including new interest rate swap agreements, in future to hedge our cash flows.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros.

Our liquidity and sources of cash changed significantly as a result of the issuance of the notes, repayment of the Previous Credit Facility and termination of the associated interest rate derivatives all in March 2014, the issue of the Series B preferred shares in August 2014 and the redemption of the Series A preferred shares, mainly from the net proceeds therefrom.

The table below shows our consolidated cash flows for each of the three years ended December 31, 2014.

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	(in millions of U.S. dollars)
Cash Flows from Operating Activities
Net Income	$6.1	$32.5	$31.9
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	41.1	40.4	40.3
Amortization of deferred financing costs	5.7	1.4	1.2
Amortization of original issue discount	1.1	—	—
Change in fair value of derivative instruments	(1.9)	(14.3)	(9.7)
Amortization of intangible liability	(2.1)	(2.1)	(2.1)
Settlements of derivative instruments which do not qualify for hedge accounting	2.8	14.0	18.4
Share based compensation	0.2	0.4	0.5
Gain on redemption of Series A preferred shares	(8.6)	—	—
Movement in working capital	16.6	2.1	3.2

Net Cash Provided by Operating Activities	60.9	74.3	83.7
Cash Flows from Investing Activities
Cash paid for vessels	(55.2)	—	—
Settlements and termination of derivative instruments which do not qualify for hedge accounting	(22.1)	(14.0)	(18.4)
Cash paid for drydockings	(2.8)	(2.6)	(5.9)

Net Cash Used in Investing Activities	(80.1)	(16.6)	(24.3)
Cash Flows from Financing Activities
Repayment of credit facility	(366.4)	(59.3)	(57.9)
Proceeds from issuance of secured notes	413.7	—	—
Deferred financing costs incurred	(15.8)	—	(1.1)
Net proceeds from issuance of Series B preferred shares	33.9	—	—
Variation in restricted cash	—	—	3.0
Redemption of Series A preferred shares	(36.4)	—	(3.0)
Series B preferred shares – dividends paid	(1.1)	—	—

Net Cash Provided by (Used in) Financing Activities	27.9	(59.3)	(59.1)

Net Increase (Decrease) in Cash and Cash Equivalents	8.8	(1.6)	0.3
Cash and Cash Equivalents at Start of Year	24.5	26.1	25.8

Cash and Cash Equivalents at End of Year	$33.3	$24.5	$26.1

Year ended December 31, 2014 Compared to Year ended December 31, 2013

Net cash provided by operating activities was $60.9 million for the year ended December 31, 2014 reflecting mainly net income of $6.1 million, adjusted for depreciation of $41.1 million, amortization of deferred charges and original issue discount of $6.8 million, settlement of hedges which do not qualify for hedge accounting of $2.8 million, share based compensation of $0.2 million and movements in working capital of $16.6 million less change in fair value of derivatives of $1.9 million, amortization of intangible liabilities of $2.1 million and gain on redemption of Series A preferred shares $8.6 million.

Net cash provided by operating activities for the year ended December 31, 2014 at $60.9 million was $13.4 million lower than in 2013 mainly due to lower operating income, down $8.9 million, from reduced revenue from the four amended and extended charters and from idle time on the two 4,113 TEU vessels, and increased interest costs following the issuance of the notes on March 19, 2014, partially offset by reduced settlement of interest rate derivatives and improved working capital as charter hire has been paid more promptly.

Cash flows used in investing activities for the year ended December 31, 2014 included $55.2 million for the purchase of OOCL Tianjin (nil in 2013), $22.1 million for the settlement and termination of interest rate derivatives ($14.0 million in 2013) and $2.8 million on drydocking costs ($2.6 million in 2013).

Cash flows from financing activities for the year ended December 31, 2014 included $413.7 million proceeds from the issuance of the notes and $33.9 million net proceeds from the issuance of the Series B preferred shares less $366.4 million repayment and termination of the Credit Facility, $36.4 million redemption of the Series A preferred shares, $15.8 million costs associated with the issuance of the notes and $1.1 million dividend paid on the Series B preferred shares. The only cashflow from financing activities in 2013 was $59.3 million repayment of the Previous Credit Facility.

Overall, there was a net increase in cash and cash equivalents of $8.8 million in the year ended December 31, 2014, resulting in closing cash of $33.3 million compared to closing cash of $24.5 million at December 31, 2013.

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

Net cash provided by operating activities for the year ended December 31, 2013 at $74.3 million was $9.4 million lower than in 2012 mainly as a result of lower operating income, down $10.7 million, from reduced revenues as the initial charters on the two 4,113 TEU vessels were renewed late 2012 at lower rates.

Cash flows from investing activities comprised cash settlement of interest rate derivatives $14.0 million and $2.6 million expended on drydocking expenses for 2013, in aggregate $7.7 million lower than for the equivalent items in 2012.

Total debt repayments of $59.3 million were made in the year ended December 31, 2013.

There was a net reduction in cash and cash equivalents of $1.6 million in the year ended December 31, 2013, resulting in closing cash of $24.5 million compared to closing cash of $26.1 million at December 31, 2012. There was little variability in yearend cash due to the required cash sweep under the Previous Credit Facility as described above.

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

Security

The notes are secured by first priority ship mortgages on 18 vessels owned by certain subsidiaries (the “Mortgaged Vessels”) including OOCL Qingdao and certain other associated property, contract rights and bank accounts, as well as share pledges over the subsidiaries that own the Mortgaged Vessels (together with the Mortgaged Vessels, the “Initial Collateral”). In addition, the notes are guaranteed by all of the vessel owning subsidiaries. In the future, vessels, shipping containers and container shipping-related assets and certain other associated property and contract rights may be pledged in addition to or in substitution for Initial Collateral. As used herein, “Collateral” refers to the Initial Collateral and any such additional or substitute collateral.

The Collateral also secures on a first priority basis up to $40.0 million of indebtedness which may be incurred under the revolving credit facility, which is described below.

Guarantees

The notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by Global Ship Lease Services Limited (“GSL Limited”) and all of our restricted subsidiaries. The notes will be guaranteed by our future restricted subsidiaries in the circumstances provided in the indenture governing the notes.

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

Excess Cash Flow

If we have at least $1.0 million of Excess Cash Flow (as defined in the indenture governing the notes) for each fiscal year, commencing in respect of the year ended December 31, 2014, we will be required to make an offer to repurchase a maximum principal amount of notes per annum equal to the lesser of (a) the Excess Cash Flow for such fiscal year and (b) $20.0 million, at a price equal to 102% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes. For fiscal year 2014, the Excess Cash Flow offer amounts to $20.0 million.

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

Revolving Credit Facility

In connection with the private placement of notes, we and GSL Limited, as initial borrowers, and together with each of our 17 subsidiaries that owned Mortgaged Vessels, as initial guarantors, entered into a new credit agreement dated as of March 19, 2014, with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank International plc, as facility agent and Deutsche Bank Trust Company Americas, as security agent, together with security and other agreements, which provide for our revolving credit facility.

General

The revolving credit facility provides for aggregate commitments of $40.0 million, which shall be reduced to $25.0 million if on any testing date, our debt service coverage ratio in respect of the preceding six months is less than 1:1. Debt service coverage will be tested on December 31, 2016, June 30, 2017 and December 31, 2017. Subject to customary conditions precedent, certain of our subsidiaries may borrow under the revolving credit facility to finance (or refinance) the acquisition of vessels and may also borrow amounts not to exceed, at any time, $5.0 million for general corporate purposes. To the extent that borrowings under the revolving credit facility are applied towards all or part of the acquisition cost (or the refinancing thereof) of a vessel, we will be required to pledge, on a first-priority basis, such vessel, together with certain other associated property, contract rights and bank accounts, and the capital stock of the applicable vessel-owning subsidiary, as additional Collateral securing the obligations under the revolving credit facility and the notes and the vessel owning company will become a joint and several guarantor under the notes and the revolving credit facility. The revolving credit facility was fully drawn to finance the purchase of OOCL Qingdao on March 11, 2015.

Interest Rate, Fees and Maturity

Borrowings under the revolving credit facility bear interest at LIBOR plus a margin of 3.25% per annum, payable at least quarterly in arrears or at the end of certain other interest payment periods.

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

Previous Credit Facility

Our Previous Credit Facility with ABN AMRO Bank N.V. (also the “Agent”) and the other parties thereto from time to time was entered into in 2007 and was originally an $800.0 million revolving facility, non-amortizing for five years and with a term of eight years. All of our then vessel owning subsidiaries and GSL Limited were borrowers and guarantors jointly and severally guaranteeing our obligations under the Previous Credit Facility. As described above, we used a portion of the net proceeds of the private placement of notes to repay all outstanding borrowings under, and terminate, our Previous Credit Facility on March 19, 2014.

Leverage

As at December 31, 2014, we had $420.0 million of secured indebtedness under the notes and availability of $40.0 million under our revolving credit facility. The revolving credit facility was fully drawn in March 2015 to finance the purchase of the OOCL Qingdao.

Our liquidity requirements are significant, primarily due to debt service requirements. Based on the $420.0 million principal amount of the notes and based on their fixed interest rate our cash interest expense in a year is $42.0 million. In addition, we have an obligation to make an Excess Cash Flow tender offer of up to $20 million annually. Further, the dividend on the $35.0 million Series B preferred shares amounts to $3.1 million each year. Finally, the revolving credit facility of $40.0 million was drawn in full to partly fund the purchase of OOCL Qingdao on March 11, 2015. Assuming a LIBOR of 0.5%, the annual interest cost associated with the revolving credit facility would be $1.5 million.

We believe that funds generated by the business and retained, will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, debt repayment obligations and to purchase additional vessels.

As market conditions warrant, we may from time to time, depending upon market conditions, seek to repurchase debt securities that we have issued or loans that we have borrowed, including the notes and borrowings under our revolving credit facility, in privately negotiated or open market transactions, by tender offer or otherwise.

Working capital and dividends

Our net cash flows from operating activities corresponds directly with the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse it for operating costs it incurs on our behalf (up to a cap pursuant to the global expense agreement for vessels managed by CMA Ships). Charterhire is payable by our charterers 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business—We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under the notes and our revolving credit facility, other financing costs under our revolving credit facility, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B preferred shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of the 18 drydockings completed between April 2011 and January 2015 was approximately $1.3 million, with an average loss of revenue of $0.3 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled Item 4.B. “Information on the Company—Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include an annual Excess Cash Flow offer of up to $20.0 million on our notes and repaying the remaining principal balance of the notes at the stated maturity date on April 1, 2019, if they have not been repaid earlier. Further, the maturity date of the revolving credit facility is October 1, 2018. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the notes.

C.	Research and Development

Not applicable.

D.	Trend Information

Container shipping is a cyclical industry, with the demand for container shipping services and therefore the demand for container ships, driven by global trade. Between 1997 and 2007 containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fuelled partly by exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010 demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. In 2012, 2013 and 2014 containerized trade is estimated to have grown, year-on-year, by 3.0%, 4.9% and 6.0%, respectively.

The period of super-cyclical growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December, 2008 the orderbook was estimated to represent over 60% of existing global capacity measured in TEU. This inflated orderbook has largely been absorbed into the global containership fleet. The global financial crisis and poor industry conditions have led to a much reduced level of ordering of new vessels and as at April, 2015, the orderbook-to-fleet ratio stood at just over 19%. Furthermore, scrapping activity accelerated, reaching record levels of over 450,000 TEU (more than 200 ships) in 2013. Scrapings in 2014 continued at high levels – just under 400,000 TEU.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand. From 2005 through 2014, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $49 million, with average prices ranging between $36 million (2009) and $67 million (2008). During the same period, secondhand values for a 10 year old vessel of similar size averaged $29 million and ranged between $10 million (2014) and $52 million (2005). Meantime, spot market charter rates for such tonnage averaged about $17,800 per day and ranged between $5,500 (2009) and $44,000 (2005). As at April, 2015 prevailing spot market charter rates were around $10,250 per day, with newbuilding prices at approximately $41 million and second hand values at about $11.5 million.

Liner operator companies’ results are also highly sensitive to the dynamics of supply and demand. Results were adversely affected in 2009, recovered significantly in 2010 and declined again in 2011. Commencing March, 2012 operators successfully implemented a series of General Rate Increases (“GRI”s) in a number of trades in order to improve financial performance. GRI initiatives continued to be implemented through 2013 and 2014 to positive, but generally short-lived, effect. Freight rates have remained volatile on most tradelanes.

The comparatively modest orderbook-to-fleet ratio, low idle containership fleet capacity (1.5% as at April, 2015), and firming trade growth suggest that industry fundamentals may be beginning to improve. However, the macroeconomic backdrop remains fragile and uncertain.

E.	Off-Balance Sheet Arrangements

Except as described under “—Contractual Obligations” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk”, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F.	Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as at December 31, 2014. These amounts do not include dividends on the Series B preferred shares or amounts in relation to the revolving credit facility which was fully drawn in connection with the purchase of OOCL Qingdao on March 11, 2015. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long term debt obligations, excluding interest(1)	—	—	420.0	—	$420.0
Interest on long term debt(2)	42.5	85.0	52.9	—	180.5
Ship management agreements(3)	0.4	—	—	—	0.4

Total	$43.0	$85.0	$472.9	$—	$600.9

(1)	Consists of $420.0 million aggregate principal amount of the notes. Does not reflect borrowings under our revolving credit facility, under which we borrowed $40.0 million to purchase OOCL Qingdao on March 11, 2015.
(2)	Represents aggregate interest payments on the $420.0 million aggregate principal amount of the notes, as well as commitment fees at 130 basis points for our revolving credit facility to its latest final maturity date of October 1, 2018. It does not reflect interest payments in respect of borrowings under that revolving credit facility. Assuming the borrowing of all amounts available under our revolving credit facility (based on an assumed USD LIBOR rate of 0.5% for the periods presented), our annual interest expense would increase by $1.0 million.
(3)	Reflects the management fee payable for two month notice period required in connection with termination of the ship management contracts with CMA Ships based on the annual management fee of $123,000 per vessel and the minimum term of one year, thereafter a three month notice period, required in connection with the ship management contracts for the OOCL Tianjin, based on the annual management fee of $131,000. These obligations do not include any amount for the reimbursement of daily operating costs incurred by the ship managers on our behalf.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2014 are listed below:

Name	Age	Position
Michael S. Gross	53	Chairman of the Board
Howard Boyd	70	Director
Angus R. Frew	56	Director
Guy Morel	65	Director
Alain Wils	71	Director
John van de Merwe	62	Director
Ian J. Webber	57	Chief Executive Officer
Susan J. Cook	58	Chief Financial Officer
Thomas A. Lister	45	Chief Commercial Officer
Vivek Puri	57	Chief Technical Officer

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

Guy Morel. Mr. Morel has been a director since August 2008. Mr. Morel was the general secretary of InterManager, the International Association of Shipmanagers from 2007 to 2010. From 2005 to 2007, he was a professor of corporate finance and director of development at the International University of Monaco. From 1993 to 2004, he was the president, director and chief operating officer of MC Shipping Inc., a company quoted on the American Stock Exchange, and involved in the ownership and time chartering of containerships and LPG carriers. Between 1979 and 1993, Mr. Morel was one of the founders, a director and a shareholder of V.Ships Inc., a leading ship management group, where he was senior vice president in charge of strategic planning and marketing. Prior to 1979, he was a consultant with Data Resources Inc., an American consulting group involved in econometric modeling and economic forecasting. Mr. Morel holds a Bachelor’s Degree in civil engineering from Ecole Centrale de Paris and an MBA from Harvard Business School.

Alain Wils. Mr. Wils was appointed as a director by the board of directors on May 8, 2014. He is a consultant in the shipping and logistics industries, after more than 40 years of experience in the sector. Mr. Wils joined the CMA CGM group in 1996 as managing director of the previously state owned shipping company, CGM, on its acquisition by CMA. He was appointed an executive board member of CMA CGM in 2001 on the merger of CMA and CGM, until his retirement in 2008. From 1992 to 1996, he was chairman and CEO of Sceta International, later renamed Geodis International, a leading European logistics and freight forwarding company. He was the managing director of the shipping group Delmas Vieljeux, which he joined in 1971, from 1982 to 1992. Mr. Wils, who is a graduate of HEC Paris and of Paris University, was appointed Chevalier de la Légion d’Honneur in 1995 and chaired the French Shipowners’ Association from 1998 to 2000.

John J. van de Merwe. Mr. van de Merwe was appointed a director by the board of directors on May 8, 2014. With over 40 years of experience in operations, sales, pricing, marketing, geographic management, logistics, general and executive management in the international transportation industry, he is currently an independent consultant based in the Netherlands, providing services on maritime, transportation and logistics related topics, an activity he started in 2006. Mr. van de Merwe joined CMA CGM in 2000 to become President, later President/ CEO of their high growth North American entity, based in Secaucus, New Jersey and later Marseille. He retired in 2006. He started his career in Rotterdam, the Netherlands where he joined Sea-Land Service Inc. (“Sea-Land”) in 1972 in operations. He subsequently spent 28 years with Sea-Land. He held a number of management positions in sales, operations, pricing, becoming General Manager for North Europe in 1988. In 1990 he assumed responsibility for 29 countries, 23 ports and over 1,000 staff as Vice President/General Manager Europe which role included business development in the former Soviet Union. In 1990, Mr. van de Merwe became the first non-American Officer of Sea-Land and in 1997, he was appointed Division Head for the new Asia/Middle East/ Europe Division. He also served on the Senior Management Board and pioneered the concept of a shared service center for Sea-Land in Mumbai. Mr. van de Merwe holds an International Marketing Degree from Netherlands Institute for Marketing.

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

Employment Agreements and Executive Compensation

Global Ship Lease Services Limited, our wholly owned subsidiary, has entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and Global Ship Lease Services Limited, Mr. Webber serves as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary of £304,668 and is eligible to receive a bonus payment up to an annual maximum of 60% of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook serves as our Chief Financial Officer. Pursuant to her employment agreement, Ms. Cook receives an annual salary of £173,400 and is eligible to receive a bonus payment up to an annual maximum of 40% of her salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister serves as our Chief Commercial Officer. Pursuant to his employment agreement, Mr. Lister receives an annual salary of £183,852 and is eligible to receive a bonus payment up to an annual maximum of 40% of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as our Chief Technical Officer. Pursuant to his employment agreement, Mr. Puri receives an annual salary of £136,680 and is eligible to receive a bonus payment up to an annual maximum of 40% of his salary at the discretion of Global Ship Lease Services Limited.

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

Compensation of Directors

The Chairman of our board of directors receives an annual fee of $157,500. Our other directors receive an annual fee of $105,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee an additional $7,500. The Chairmen of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

2008 Equity Incentive Plan

We adopted the 2008 Equity Incentive Plan (the “Plan”), which entitles our and our subsidiaries’ employees, consultants and directors to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents. The following description of the Plan is a summary of the material terms of the Plan.

The Plan is administered by our board of directors or a committee of the board of directors. Subject to adjustment as provided below, the maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 1,500,000. A total of 1,498,123 Class A common shares have been awarded under the Plan. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the Plan in any fiscal year is 500,000 per participant. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the Plan.

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

In August 2008, our board of directors granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the Plan, which were expected to vest over a three-year period. One third of the award vested over 20 business days commencing mid-September 2009, one third vested over 20 business days commencing mid-September 2010 and one third vested over 20 business days commencing mid-September 2011. In November 2008, Mr. Puri was granted 80,000 restricted shares, half of which vested over 20 business days commencing mid-September 2009 and half vested over 20 business days commencing mid-September 2010. In March 2011, Mr. Puri was granted 15,000 restricted shares which vested over 20 business days commencing mid-September 2011. In September 2011, Mr. Webber was granted 55,000 restricted shares, Ms. Cook 34,000 restricted shares, Mr. Lister 34,000 restricted shares and Mr. Puri 27,000 restricted shares, which were expected to vest over a two-year period. One half of the award was expected to vest over 20 business days commencing mid-September 2012, and one half over 20 business days commencing mid-September 2013. In March 2012, the grants made in September 2011 were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and September 30, 2013 for the other half of the grant. In March 2012, Mr. Webber was granted 27,500 restricted shares, Ms. Cook 17,000 restricted shares, Mr. Lister 17,000 restricted shares and Mr. Puri 13,500 restricted shares, which are expected to vest when the individual leaves employment provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. In March 2013, Mr. Webber was granted 27,500 restricted shares, Ms. Cook 17,000 restricted shares, Mr. Lister 17,000 restricted shares and Mr. Puri 13,500 restricted shares, which are expected to vest when the individual leaves employment provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause. Other than the annual awards of restricted stock units as part of the compensation of our board of directors, no other awards have been made.

C.	Board Practices

Our board of directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The current term of office of the first class of directors consisting of Mr. Morel and Mr. Wils, from his appointment as a director by the board of directors on May 8, 2014 expires at the annual meeting of stockholders to be held in 2015.

The current term of office of the second class of directors, consisting of Mr. Boyd and Mr. Frew, expires at the annual meeting of stockholders to be held in July 2016. The term of office of the third class of directors, consisting of Mr. Gross and Mr. van de Merwe, from his appointment as a director by the board of directors on May 8, 2014, expires at the annual meeting of stockholders to be held in 2017. None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon the termination of their employment.

Director Independence

Our board of directors has determined that all directors are “independent directors” as such term is defined in Rule 10A-3 of the Exchange Act and the rules of the NYSE.

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

At December 31, 2014, we had eight employees.

E.	Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of March 31, 2015 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all of our common shares shown as beneficially owned, subject to applicable community property laws. As of March 31, 2015, an aggregate of 54,947,440 Class A and Class B common shares were issued and outstanding.

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

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Common Shares
Michael S. Gross(2)(3)	10,737,004	19.54%
Howard Boyd(3)	59,862	0.11%
Angus R. Frew(3)	59,862	0.11%
Guy Morel(3)	59,862	0.11%
Ian J. Webber(4)	204,800	0.37%
Susan J. Cook(5)	103,600	0.19%
Thomas Lister(6)	103,600	0.19%
Vivek Puri(7)	49,400	0.09%
All directors and executive officers as a group (8 individuals)	11,377,990	20.71%
CMA CGM S.A.(8)	24,412,700	44.43%
DePrince, Race & Zollo, Inc.(9)	6,366,069	11.59%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Marathon Founders, LLC is the record holder of 6,217,712 Class A and Class B common shares. Marathon Founders, LLC is owned and controlled by Mr. Gross. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as our Chief Executive Officer. At March 31, 2015, Mr. Webber held 110,000 restricted stock units scheduled to vest after August 30, 2015 which are not included in the table above.
(5)	Ms. Cook serves as our Chief Financial Officer and Secretary. At March 31, 2015, Ms. Cook held 68,000 restricted stock units scheduled to vest after August 30, 2015 which are not included in the table above.
(6)	Mr. Lister serves as our Chief Commercial Officer. At March 31, 2015, Mr. Lister held 68,000 restricted stock units scheduled to vest after August 30, 2015 which are not included in the table above.
(7)	Mr. Puri serves as our Chief Technical Officer. At March 31, 2015, Mr. Puri held 54,000 restricted stock units scheduled to vest after August 30, 2015 which are not included in the table above.
(8)	CMA CGM S.A.is the record holder of 24,412,700 Class A and Class B common shares. The business address of CMA CGM S.A. is 4, quai d’Arenc, 13235 Marseille Cedex 02, France.
(9)	This information is based on the Schedule 13G filed with the SEC on February 6, 2015

As of March 31, 2015, we had 14 shareholders of record, six of which were located in the United States and held an aggregate of 31,231,757 of our Class A and Class B common shares, representing 56.8% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,818,607 of our common shares as of March 31, 2015. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

See Item 4.B. “Information on the Company—Business Overview” for a discussion of our commercial transactions and agreements with CMA CGM.

Registration Rights Agreement

At the time of the Merger, we entered into a registration rights agreement with CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial stockholders of Marathon common stock (including Michael Gross), pursuant to which we agreed to register for resale on a registration statement under the Securities Act and applicable state securities laws, the common shares issued to such shareholders pursuant to the Merger or upon exercise of warrants. CMA CGM has the right to demand up to three registrations and the Marathon initial stockholders have the right to demand up to two registrations. These shareholders also have the right to request that we file a shelf registration statement with respect to their common shares as soon as the applicable transfer restrictions under the stockholders agreement expire. In addition, these shareholders also have piggyback registration rights allowing them to participate in offerings by us and in demand registrations of the other shareholders. We are obligated to pay all expenses incidental to the registration, excluding underwriter discounts and commissions. An amendment to the registration rights agreement was agreed on February 11, 2013 in the context of CMA CGM desiring to pledge their holdings of our Class A common shares and Class B common shares as security for a new facility agreement. The amendment provides that if we have received a notice of pledge in respect of these shares, then we may not file a registration statement in respect of them, essentially unless the pledgors agree. We received a notice of pledge on February 11, 2013. 10,737,004 common shares held by Marathon’s initial stockholders were registered for sale under Form F-3 filed with the Securities and Exchange Commission on July 28, 2014.

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

In addition to the 47,541,484 Class A common shares outstanding at December 31, 2014, there were 7,405,956 subordinated Class B common shares held by Marathon’s initial stockholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, we can pay quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

We are not currently paying a dividend on our common shares. There were 1,400,000 depositary shares outstanding at December 31, 2014, each of which represents 1/100th of one share of our Series B preferred shares. Dividends on the Series B preferred shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B preferred shares of the Company, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B preferred shares, subject to certain exceptions. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” A dividend was declared with respect to our Series B preferred shares on September 22, 2014 and on December 10, 2014.

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

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”. On August 20, 2014, our Series B preferred shares began trading on the NYSE under the symbol “GSL-B”.

The following sets forth the high and low closing sales price of our Class A common shares and our Series B preferred shares as reported on the NYSE for the periods shown:

	Class A Common		Series B Preferred
Year Ended	High	Low	High	Low
December 31, 2010	$5.35	$1.45	—	—
December 31, 2011	$7.43	$1.65	—	—
December 31, 2012	$3.90	$1.60	—	—
December 31, 2013	$6.34	$4.61	—	—
December 31, 2014	$5.85	$3.12	—	—

Quarter Ended	High	Low	High	Low
March 31, 2013	$3.06	$4.61	—	—
June 30, 2013	$4.68	$3.90	—	—
September 30, 2013	$5.18	$3.96	—	—
December 31, 2013	$6.34	$4.91	—	—
March 31, 2014	$5.85	$4.12	—	—
June 30, 2014	$4.44	$3.72	—	—
September 30, 2014 (Series B preferred from August 20, 2014)	$4.40	$3.63	$24.70	$22.00
December 31, 2014	$4.50	$3.12	$23.20	$17.44
March 31, 2015	$5.64	$4.63	$23.30	$18.19

Month Ended	High	Low	High	Low
October 31, 2014	$4.04	$3.12	$23.20	$20.87
November 30, 2014	$3.99	$3.61	$21.28	$19.50
December 31, 2014	$4.50	$3.74	$19.65	$17.44
January 31, 2015	$5.07	$4.63	$21.75	$18.19
February 28, 2015	$5.41	$4.65	$22.95	$19.94
March 31, 2015	$5.64	$4.99	$23.30	$22.40

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The rights, preferences and restrictions attaching to each class of our capital stock are described in the section “Description of Securities” of our Form F-1 (File No. 333-153448), filed with the SEC on September 12, 2008 and hereby incorporated by reference into this Annual Report and there have been no changes since that date, other than the issuance of the Series B preferred shares in August 2014.

On August 20, 2014, we issued 1,400,000 Depositary Shares, each of which represents 1/100th of one share of our Series B preferred shares. In the event of any liquidation, dissolution or winding up of our affairs, holders of the Series B preferred shares will have the right to receive the liquidation preference of $2,500.00 per share of Series B preferred shares (equivalent to $25.00 per depositary share or $35.0 million in the aggregate) plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared. Dividends are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B preferred shares of the Company, no dividend may be declared or paid or set apart for payment on our common stock and each other class or series of capital stock established after the original issue date of the Series B preferred shares that is not expressly made senior to or on parity with the Series B preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”) (other than a dividend payable solely in Junior Securities), unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B preferred shares and any securities that rank pari passu with the Series B preferred shares through the most recent respective dividend payment dates. Holders of the Series B preferred shares generally have no voting rights, except in limited circumstances. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B preferred shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The rights, preferences and restrictions attaching to the Series B preferred shares are described in the section “Description of Series B Preferred Shares and Depositary Shares” of our prospectus supplement dated August 13, 2014 filed with the SEC on August 15, 2014 and hereby incorporated by reference into this Annual Report and there have been no changes since that date. The rights, preferences and restrictions attaching to the Series B preferred shares are further qualified by (i) the Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014, and (ii) the Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (each of (i) and (ii) being incorporated by reference to Exhibits 3.1 and 4.1, respectively, of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014), each of which is hereby incorporated by reference into this Annual Report and there have been no changes since that date.

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

This section is based on current provisions of the Code current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

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

We are organized under the laws of the Marshall Islands. Each of the vessels in the fleet is owned by a separate wholly owned subsidiary organized either in the Marshall Islands, Cyprus or Hong Kong. The U.S. Treasury Department recognizes the Marshall Islands, Cyprus and Hong Kong as jurisdictions that grant an Equivalent Exemption; therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy the second requirement enumerated above.

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

(2) The CFC Test

The CFC Test requires that the non-U.S. corporation be treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. As discussed below at “—Tax Consequences of Holding Class A Common Shares—U.S. holders—Possible treatment as a controlled foreign corporation,” we cannot predict at this time whether we will be a CFC.

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the common shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1 / 6 of the days in a short taxable year); and (2) the aggregate number of common shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding common shares during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year.

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

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2014 under the Publicly Traded Test, and expect to so qualify for 2015. However, it is possible that our ownership may change such that qualified shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% shareholders from owning 50% or more of the total value of our stock held by the 5% Shareholders group, causing the 5% Override Rule to apply. If the 5% Override Rule applies, we would fail the Publicly Traded Test, and may fail to qualify for the Section 883 exemption.

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

United States taxation of gain on sale of vessels

If we qualify for the Section 883 exemption, then gain from the sale of any vessel may be exempt from tax under Section 883. Even if such gain is not exempt from tax under Section 883, we will not be subject to U.S. federal income taxation with respect to such gain, assuming that we are not, and have never been, engaged in a U.S. trade or business. Under certain circumstances, if we are so engaged, gain on sale of vessels could be subject to U.S. federal income tax.

Possibility of taxation as a U.S. corporation

Section 7874 of the Code provides that a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, (1) at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation, and (2) the foreign corporation’s expanded affiliate group does not have substantial business activities in the foreign corporation’s jurisdiction of organization. Although we believe that this rule should not apply to us in the context of the Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and, therefore, there can be no assurance that the IRS would not seek to challenge such a position, or that such a challenge would not be successful.

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

Subject to the discussions of the PFIC and CFC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction available for dividends received from U.S. corporations. In the case of certain non-corporate U.S. holders, dividends that we pay generally will be treated as “qualified dividend income” subject to tax at preferential rates, provided that the Class A common shares are listed on an established securities market in the U.S. (such as the NYSE), the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. If we pay an “extraordinary dividend” on our Class A common shares that is treated as “qualified dividend income”, then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Consequences of possible passive foreign investment company classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (1) 75% or more of its gross income is “passive” income or (2) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The determination of whether a corporation is a PFIC is made annually. If a corporation is a PFIC in any taxable year that a person holds stock in the corporation (and was not a qualified electing fund with respect to such year, as discussed below), the stock held by such person will be treated as stock in a PFIC for all future years (absent an election which, if made, may require the electing person to pay taxes in the year of the election).

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

In this regard, we have been advised by our tax advisor that the income from our chartering activities is, more likely than not, services income. There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations or supporting our position. Accordingly, no assurance can be given that the IRS will not assert that we are a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion and we have not obtained advice from our tax advisor on whether we are a PFIC.

Further, in a case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income. Subsequently, the IRS has stated that it disagrees with and will not acquiesce to the rental versus services distinction in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Further, the facts in Tidewater are not directly analogous to our facts. Consequently, no assurance can be given that the IRS or a court of law would accept our position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

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

In addition to the QEF election, Section 1296 of the Code permits U.S. persons to make a “mark-to-market” election with respect to marketable stock in a PFIC. If a U.S. holder of our Class A common shares makes a mark-to-market election, such U.S. holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the Class A common shares at the end of the taxable year over such U.S. holder’s adjusted tax basis in the Class A common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such U.S. holder’s adjusted tax basis in the Class A common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the U.S. holder’s basis in the Class A common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). If a U.S. holder makes an effective mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our Class A common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The consequences of this election are generally less favorable than those of a QEF election for U.S. holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case. U.S. holders should consult their tax advisors as to the consequences to them of making a mark-to-market or QEF election, as well as other U.S. federal income tax consequences of holding stock in a PFIC in light of their particular circumstances.

As previously indicated, if we were to be classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid by us would not constitute “qualified dividend income” and, hence, would not be eligible for the preferential rates of U.S. federal income tax.

Possible treatment as a controlled foreign corporation

If more than 50% of the voting power or value of our shares is owned by U.S. persons (within the meaning of the Code) who each own (directly or through application of certain rules of attribution) 10% or more of the voting power of the shares, or U.S. 10% Holders, we will be a controlled foreign corporation, or a CFC. If we were so treated, there will be additional tax consequences to U.S. 10% Holders. In particular, in each year we are a CFC, such U.S. 10% Holders who directly or indirectly own our shares on the last day of the year will be required to include in ordinary income their pro rata share of our “Subpart F income,” even if no distributions are made, for each such year. Such inclusions will not be eligible for the preferential rates of tax on qualified dividends received by non-corporate taxpayers. In general, Subpart F income will include dividends, interest, royalties and other passive income of ours, but will not include active business income. We believe, and intend to take the position, that the charters we have entered into should not generate passive income, and thus the income generated by our charters should not be treated as Subpart F income to our U.S. 10% Holders, although no assurance can be provided that the IRS will not successfully challenge such position.

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

Tax Consequences of Holding 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

Our Series B preferred shares are treated as equity rather than debt for U.S. federal income tax purposes.

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

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our revolving credit facility. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in Item 5.F. “Operating and Financial Review and Prospects—Contractual Obligations”.

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

Based on maximum borrowings of $40.0 million under the revolving credit facility and ignoring cash on deposit, a hypothetical 1% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $0.4 million.

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

Inflation

With the exception of rising costs associated with the employment of international crews for our vessels and the impact of global oil prices on the cost of lubricating oil, we do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses. For the duration of the global expense agreement, under certain predefined circumstances, we will be able to recover a portion of our vessel operating costs above a pre-determined threshold.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of our internal controls over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Audit, France, the independent registered public accounting firm that audited our December 31, 2014 consolidated financial statements, as stated in their report which is included herein.

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

During the year ended December 31, 2014 there were no changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 16.A.	Audit Committee Financial Expert

The Board has determined that director and chairman of the Audit Committee, Mr. Frew, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Item 16.C.	Principal Accountant Fees and Services

Our principal accountant for 2014 and 2013 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

In 2014 and 2013 the fees for services rendered by the auditors were as follows:

	2014	2013
Audit Fees	$311,900	$318,400
Audit-Related Fees	98,000	70,000
Tax Fees	97,100	116,375

	$507,000	$504,775

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

Tax Fees

Tax fees for 2014 and 2013 are primarily for tax consultation services.

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

Item 16.H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

1.3	Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014).

2.1	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014).

4.1	Agreement and Plan of Merger by and among Marathon Acquisition Corp., GSL Holdings, Inc., Global Ship Lease, Inc. and CMA CGM S.A., dated as of March 21, 2008 (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.2	Amendment, dated as of June 2, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc. (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on June 3, 2008).

4.3	Second Amendment, dated as of July 3, 2008, to Agreement and Plan of Merger, dated as of March 21, 2008, among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., as amended (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

4.4	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.5	First Amendment to Registration Rights Agreement, dated as of February 11,2013, among Global Ship Lease, Inc. (formerly GSL Holdings, Inc.) and CMA CGM S.A. (incorporated by reference to Exhibit 1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on February 28, 2013).

Exhibit Number	Description

4.6	Form Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.7	Amended and Restated Asset Purchase Agreement, dated as of December 5, 2007, among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit 10.7 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

4.8	Indenture, dated as of March 19, 2014, among Global Ship Lease, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.9	Form of Notes (included in Exhibit 4.8) (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.10*

Supplemental Indenture For Additional Guarantor, dated as of December 23, 2014, among Global Ship Lease, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent.

4.11*	Supplemental Indenture For Additional Guarantor, dated as of February 23, 2015, among Global Ship Lease, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent.

4.12	Form of Second Amended and Restated Asset Purchase Agreement among Global Ship Lease, Inc. and CMA CGM S.A., Delmas S.A.S., Pacific I S.N.C. and Pacific II S.N.C. (incorporated by reference to Exhibit A-2 to Exhibit 2.1 of Marathon Acquisition Corp’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.13	Credit Agreement, dated as of March 19, 2014, among Global Ship Lease, Inc., Global Ship Lease Services Limited, the guarantors party thereto, Citibank N.A., London Branch, Citibank International plc and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 99.3 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.14	Intercreditor Agreement, dated as of March 19, 2014, among Global Ship Lease, Inc., the parties listed on Part A of Schedule 5 thereto, Citibank N.A., London Branch, Deutsche Bank Trust Company Americas and the other parties from time to time party thereto (incorporated by reference to Exhibit 99.4 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.15	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.16	Form of Guarantee made by the CMA CGM S.A. in favor of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.17	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

Exhibit Number	Description

4.18	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.19	Form of Guarantee made by Global Ship Lease, Inc. in favor of CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.20	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 1015 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.21	Form of Global Expense Agreement between CMA Ships and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.22	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1
(File No. 333-147070) filed on November 1, 2007).

4.23	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.24	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.25	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.26	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

11.1	Code of Ethics (incorporated by reference to Exhibit II of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 001-341539) filed on June 25, 2009).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Date: April 21, 2015

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

Geared containerships. Self-sustained containerships, which are able to load and discharge containers with their own on-board cranes and derricks.

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

YEAR ENDED DECEMBER 31, 2014

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Ship Lease, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Global Ship Lease, Inc. and its subsidiaries (“the Company”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Internal Control Over Financial Reporting” under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 (b) (i) to the consolidated financial statements, the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

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

April 20, 2015

PricewaterhouseCoopers Audit

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$33,295	$24,536
Restricted cash (note 13)	—	3
Accounts receivable	1,244	7,006
Prepaid expenses (note 7)	609	5,337
Other receivables	996	115
Inventory	553	—
Current portion of deferred financing costs (note 7)	3,148	1,391

Total current assets	39,845	38,388

Vessels in operation (note 4)	836,537	817,875
Other fixed assets	6	7
Intangible assets (note 5)	67	95
Deferred financing costs (note 7)	10,172	1,882

Total non-current assets	846,782	819,859

Total Assets	$886,627	$858,247

Liabilities and Stockholders’ Equity

Liabilities
Current portion of long-term debt (note 9)	$—	$50,110
Intangible liability – charter agreements (note 8)	2,119	2,119
Deferred revenue	462	—
Accounts payable	2,123	1,289
Accrued expenses	15,278	6,887
Derivative instruments (note 6)	—	8,776

Total current liabilities	19,982	69,181

Long-term debt (note 9)	414,782	316,256
Series A Preferred shares (note 13)	—	44,976
Intangible liability – charter agreements (note 8)	13,693	15,812
Deferred tax liability	34	43
Derivative instruments (note 6)	—	12,513

Total long-term liabilities	428,509	389,600

Total Liabilities	$448,491	$458,781

Commitments and contingencies (note 12)	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2013 – 47,513,934) (note 13)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2013 – 7,405,956) (note 13)	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2013 – nil) (note 13)	—	—
Additional paid in capital	386,350	352,676
Retained earnings	51,237	46,241

Total Stockholders’ Equity	438,136	399,466

Total Liabilities and Stockholders’ Equity	$886,627	$858,247

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
Operating Revenues
Time charter revenue		$138,615		$143,212		$153,205

Operating Expenses
Vessel operating expenses		48,770		46,048		45,588
Depreciation		41,059		40,385		40,343
General and administrative		7,022		6,030		5,784
Other operating income (note 10)		(510)		(411)		(342)

Total operating expenses		96,341		92,052		91,373

Operating Income		42,274		51,160		61,832

Non Operating Income (Expense)
Interest income		64		44		79
Interest expense		(43,872)		(18,846)		(21,178)
Gain on redemption of Series A Preferred Shares (note 13)		8,576		—		—
Realized loss on interest rate derivatives		(2,801)		(14,045)		(18,402)
Unrealized gain (loss) on interest rate derivatives (note 14)		1,944		14,302		9,725

Income before Income Taxes		6,185		32,615		32,056
Income taxes		(75)		(97)		(128)

Net Income		$6,110		$32,518		$31,928
Earnings allocated to Series B Preferred Shares (note 13)		(1,114)		—		—

Net income available to Common Shareholders		$4,996		$32,518		$31,928

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSU’s without service conditions) (note 17)		47,710,313		47,607,750		47,500,670
Diluted (note 17)		47,823,736		47,767,266		47,611,657
Net Income per Class A share
Basic (including RSU’s without service conditions) (note 17)		$0.10		$0.68		$0.67
Diluted (note 17)		$0.10		$0.68		$0.67
Weighted average number of Class B common shares outstanding
Basic and diluted (note 17)		7,405,956		7,405,956		7,405,956
Net Income per Class B share
Basic and diluted (note 17)	$	nil	$	nil	$	nil

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Cash Flows from Operating Activities
Net Income	$6,110	$32,518	$31,928

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	41,059	40,385	40,343
Amortization of deferred financing costs (note 7)	5,732	1,386	1,250
Amortization of original issue discount (note 9)	1,082	—	—
Change in fair value of derivative instruments (note 14)	(1,944)	(14,302)	(9,725)
Amortization of intangible liability	(2,119)	(2,119)	(2,119)
Settlements of derivative instruments which do not qualify for hedge accounting (note 14)	2,801	14,045	18,402
Share based compensation (note 15)	177	360	460
Gain on redemption of Series A Preferred Shares (note 13)	(8,576)	—	—
Decrease (increase) in accounts receivable and other assets	9,458	3,836	(810)
(Increase) in inventory	(553)	—	—
Increase (decrease) in accounts payable and other liabilities	7,225	(1,772)	3,958
Increase in unearned revenue	462	—	—
Unrealized foreign exchange (gain) loss	(11)	7	11

Net Cash Provided by Operating Activities	60,903	74,344	83,698

Cash Flows from Investing Activities
Cash paid for vessels (note 4)	(55,162)	—	—
Settlements and termination of derivative instruments which do not qualify for hedge accounting (note 14)	(22,146)	(14,045)	(18,402)
Cash paid for other assets	(7)	(2)	—
Cash paid for intangible assets	—	(43)	—
Cash paid for drydockings	(2,765)	(2,553)	(5,914)

Net Cash Used in Investing Activities	(80,080)	(16,643)	(24,316)

Cash Flows from Financing Activities
Repayment of credit facility (note 9)	(366,366)	(59,310)	(57,936)
Proceeds from issuance of secured notes (note 9)	413,700	—	—
Deferred financing costs incurred (note 7)	(15,779)	—	(1,115)
Net proceeds from issuance of Series B Preferred Shares (note 13)	33,892	—	—
Variation in restricted cash (note 13)	3	—	3,024
Redemption of Series A Preferred Shares (note 13)	(36,400)	—	(3,024)
Series B Preferred Shares – dividends paid (note 13)	(1,114)	—	—

Net Cash Provided by (Used in) Financing Activities	27,936	(59,310)	(59,051)

Net Increase (Decrease) in Cash and Cash Equivalents	8,759	(1,609)	331
Cash and Cash Equivalents at Start of Year	24,536	26,145	25,814

Cash and Cash Equivalents at End of Year	$33,295	$24,536	$26,145

Supplemental Information
Total interest paid	$26,298	$18,782	$20,105
Total income tax paid	$80	$78	$69

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings / Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2011	54,869,934	—	$549	$—	$351,856	$(18,205)	$334,200
Restricted Stock Units (note 15)	—	—	—	—	460	—	460
Class A Common shares issued (notes 13, 15)	17,886	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	31,928	31,928

Balance at December 31, 2012	54,887,820	—	$549	$—	$352,316	$13,723	$366,588

Restricted Stock Units (note 15)	—	—	—	—	360	—	360
Class A Common shares issued (notes 13, 15)	32,070	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	32,518	32,518

Balance at December 31, 2013	54,919,890	—	$549	$—	$352,676	$46,241	$399,466

Restricted Stock Units (note 15)	—	—	—	—	177	—	177
Class A Common shares issued (notes 13, 15)	27,550	—	—	—	—	—	—
Series B Preferred Shares issued (note 13)		14,000	—	—	35,000	—	35,000
Series B Preferred Shares issue expenses (note 13)	—	—	—	—	(1,503)	—	(1,503)
Net income for the year	—	—	—	—	—	6,110	6,110
Series B Preferred Shares dividend (note 13)	—	—	—	—	—	(1,114)	(1,114)

Balance at December 31, 2014	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

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

The Company owns and charters out containerships. With the exception of three vessels which are on short to medium term time charters to unrelated parties, all vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at December 31, 2014 ranging from 3.00 to 11.00 years (see note 11).

The following table provides information about the 18 vessels owned as at December 31, 2014:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	Sea Consortium	0.30	$8.000
Ville d’Aquarius	4,113	1996	December 2007	Sea Consortium	0.30	$8.390
CMA CGM Matisse (3)	2,262	1999	December 2007	CMA CGM	5.00	$15.300
CMA CGM Utrillo (3)	2,262	1999	December 2007	CMA CGM	5.00	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	3.00	$18.465
Julie Delmas (4)	2,207	2002	December 2007	CMA CGM	3.00	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	3.00	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	3.00	$18.465
CMA CGM La Tour (3)	2,272	2001	December 2007	CMA CGM	5.00	$15.300
CMA CGM Manet (3)	2,272	2001	December 2007	CMA CGM	5.00	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	6.00	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	6.00	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	11.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	8.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	8.00	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	8.00	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	6.75	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	3.00	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) Ville d’Orion which is between January 17 and July 17, 2015, (ii) Ville d’Aquarius which is between April 3 and June 3, 2015, and (iii) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, all at charterer’s option.
(3)	The charters on these four vessels were extended in February 2014 by three years with new expiry dates in December 2019 at an amended daily charter rate of $15.300 per day with effect from February 1, 2014.
(4)	One of the cranes on-board Julie Delmas was found to be damaged in January 2014 and was out of service. The Company agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day from February 9, 2014, to reflect the diminished performance of the vessel, for as long as the crane was not operational. The crane was repaired with effect from July 14, 2014 when the daily charter rate reverted to $18,465.

Segment Information

The activity of the Company currently consists solely of the ownership and chartering out of containerships.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

(i)	Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and is currently experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

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

The Company has from time to time experienced delays in receiving charterhire from CMA CGM. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. Up to two instalments were outstanding at times during 2014. As at December 31, 2014, no charterhire was outstanding. As at close of business on April 17, 2015, the latest practicable date prior to the issuance of these consolidated financial statements, no charterhire was outstanding.

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

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $ nil as of December 31, 2014 (2013: $ nil).

(f)	Vessels

Vessels acquired up to the date of the merger described in note 1, were initially recorded at their acquisition cost, less an amount allocated to drydock component, less accumulated depreciation. From the date of the merger, these vessels have been recorded at their fair value at the date of the merger, less a proportion of the negative goodwill arising at the time of the merger allocated to these vessels, less accumulated depreciation and impairment loss, if any.

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

Vessels acquired after the merger are stated at acquisition cost, less accumulated depreciation. The cost of the vessel consists of the contract price and expenses incurred in connection with the acquisition.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2014, 2013 and 2012. Other borrowing costs are expensed as incurred.

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

Prepayments and costs directly related to the future acquisition of specific vessels are presented in the Consolidated Balance Sheets as vessel deposits.

(g)	Drydocking costs

An element of the purchase price of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next drydocking date. Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with a drydocking, including the required regulatory inspection of the vessel, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. Capitalized drydocking costs are classified within investing activities in the Consolidated Statements of Cash Flows.

(h)	Intangible assets

Vessel purchase options

Cash consideration for the acquisition of purchase options to acquire vessels at a fixed purchase price are recognized as intangible assets in an amount up to the difference, as at the transaction date, between (i) the amount paid for the options plus the purchase price of the vessels and (ii) the fair value of the vessels plus the fair value of attached charters. The fair value of the vessel is assessed based on independent broker valuations. The fair value of a charter attached to the vessel is assessed based on market rates compared to the contracted attached charter rates for the life of the charter.

Impairment

Intangible assets are reviewed individually for impairment annually or more frequently due to events or changes in circumstances that indicate that the asset might be impaired. If the estimated cash flows from the use of the asset and its eventual disposal are below the asset’s net book value, then the asset is deemed to be impaired and written down to its fair value.

(i)	Intangible liabilities – charter agreements

In connection with the merger (see note 1), the Company recognised an intangible liability using the market approach whereby the Company’s actual charter rates were compared to market rates at the merger date. These intangible liabilities, recognizing the below market rates as at the date of merger, are amortized giving rise to an increase of time charter revenue over the remaining term of the relevant charters.

(j)	Long-lived assets

Fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount and is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(j)	Long-lived assets (continued)

Due to continuing poor industry conditions, impairment tests on a vessel by vessel basis were performed as at December 31, 2013 and again as at December 31, 2014. No impairment was recognised after either of these tests as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

The agreement of new charters with effect from May 1, 2013 of two of the Company’s vessels at rates below the previous rates was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at March 31, 2013. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at March 31, 2013 and accordingly no impairment was recognised. The further agreement on new charters of two of the Company’s vessels in May and July 2014 (see note 2(a)) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on the expected undiscounted cash flows by vessel, was performed for these two vessels as at June 30, 2014. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at June 30, 2014 and accordingly no impairment was recognised.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(k)	Derivative instruments (continued)

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

Series A Preferred shares were included within Liabilities in the Consolidated Balance Sheets and preferred share dividends included within interest expense in the Consolidated Statements of Income as their nature was similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares were entitled to receive a dividend equal to 3-month U.S. dollar LIBOR plus 2% on the original issue price and ranked senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Series B Preferred shares have been included within Equity in the Consolidated Balance Sheets and preferred share dividends are presented as a reduction of Retained Earnings in the Consolidated Statement of Stockholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of these redeemable perpetual preferred shares, which may only be redeemed at the discretion of the company, are entitled to receive a dividend equal to 8.75% on the original issue price and rank senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

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

(p)	Revenue recognition and related operating expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue.

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

The Company maintains hull and machinery insurance, war risks insurance, protection and indemnity insurance coverage, increased value insurance, and freight, demurrage and defence insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance providers are recognized as prepaid expenses and are expensed over the period covered by the insurance contract.

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

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are flagged in Bahamas, Cyprus, Hong Kong and Panama and are liable for tax based on the tonnage of the vessel. The cost, which is included within operating expenses, amounted to $126, $169 and $146 for the years ended December 31, 2014, 2013 and 2012, respectively. The Cyprus and Hong Kong subsidiaries are liable for income tax on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 21% (2013: 23%, 2012: 24%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recorded assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2014 a deferred tax liability of $34 (2013: $43) was recognized relating to stock based compensation costs charged to the Consolidated Statements of Income in respect of unvested shares and timing differences between the carrying amounts of assets for financial reporting purposes and their tax bases.

The Company recognizes uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the position.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(v)	Inventories

Inventories consist of bunkers and lubricants on board certain of the vessels. Inventories are stated at the lower of cost or market value as determined using the first-in, first-out method.

(w)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the Consolidated Balance Sheets in the line item “Dividends payable”.

(x)	Earnings per share

Basic earnings per common share are based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unvested restricted stock units. Diluted earnings per common share are calculated by applying the treasury stock method. All unvested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method.

(y)	Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The update is effective for annual periods beginning after December 15, 2016 and early application is not permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

In June 2014, FASB issued an update in respect of Stock Compensation (Topic 718). The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance condition should not be reflected in estimating the grant-date fair value of the award and the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The amendment is effective for annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to lead to any changes to the Company’s financial statements.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2014	December 31, 2013
Cost	$1,070,627	$1,014,473
Accumulated Depreciation	(234,146)	(196,598)
Drydock expenditure – in progress	56	—

Net book value	$836,537	$817,875

On October 28, 2014, the Company acquired an 8,063 TEU containership (OOCL Tianjin) from OOCL for a purchase price of $55 million.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation (continued)

Variations in net book value of vessels, including drydocking, are presented below:

	December 31, 2014	December 31, 2013
Opening balance	$817,875	$856,394
Additions in the period	59,721	1,866
Depreciation expense	(41,059)	(40,385)

Closing balance	$836,537	$817,875

As of December 31, 2014, 17 of the 18 vessels were pledged as collateral under the 2019 Notes and Revolving Credit Facility (see note 9).

5.	Intangible Assets

	December 31, 2014	December 31, 2013
Software development:
Opening balance	$95	$73
Additions	—	43
Depreciation	(28)	(21)

Closing balance	$67	$95

6.	Derivative Instruments

The fair value of derivative financial instruments contracted by the Company is as follows:

	December 31, 2014	December 31, 2013
Fair value of interest rate swap hedging instruments - current and non current portions	$—	$21,289

The Company had entered into certain derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its secured credit facility. On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 10.0% First Priority Secured Notes due 2019 (the “2019 Notes”), which have a fixed interest rate (see note 9(b)). The $277,000 nominal amount of outstanding interest rate swaps which had hedged the Company’s interest rate risk as at December 31, 2013, were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the Consolidated Statements of Income as a realised loss on derivative instruments.

As at December 31, 2013, none of the Company’s derivative instruments qualified for hedge accounting and the maximum length of time over which the Company had hedged its interest rate exposure was approximately three years.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Deferred Financing Costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed this refinancing by the issue of 10.0% First Priority Secured Notes due 2019 disclosed in note 9(b) and by agreeing the Revolving Credit Facility disclosed in note 9(c). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the first quarter.

	December 31, 2014	December 31, 2013
Opening balance	$3,273	$4,659
Reclassification from prepaid expenses	4,800	—
Expenditure in the period	10,979	—
Amortization included within interest expense	(5,732)	(1,386)

Closing balance	$13,320	$3,273

The deferred finance costs are being amortised on an effective interest rate basis over the life of the financings for which they were incurred.

The remaining unamortized balance of deferred financing costs relating to the credit facility which was fully repaid and terminated on March 19, 2014 amounting to $2,986 was written off and recorded within interest expense within the Consolidated Statements of Income.

8.	Intangible Liability – Charter Agreements

	December 31, 2014	December 31, 2013
Opening balance	$17,931	$20,050
Amortization in period	(2,119)	(2,119)

Closing balance	$15,812	$17,931

Intangible liabilities relate to management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the merger (see note 1). The intangible liabilities are being amortized for each vessel over the remaining life of the associated charter. The fair value was estimated by management based on its experience with regard to availability of similar vessels, costs to build new vessels and current market demand. The contracted lease rates were compared to the estimated market lease rates for similar vessels. The intangible liabilities were determined by discounting the difference in the projected lease cash flows using a discount rate of 8.0% and the remaining length of the charter as the relevant time period.

Amortization of the intangible liabilities for the 12 initial vessels began on the date following the merger and for the remaining five vessels delivered to the Company after the merger, amortization commenced upon delivery. These intangible liabilities are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

9.	Long Term Debt

a)	Credit Facility

From December 2007 the Company was financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid and terminated on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 9(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Long Term Debt (continued)

a)	Credit Facility (continued)

Due to the downturn after April 2011 in charter free market values of containerships, the Company obtained waivers from its lenders of the requirement to perform the Leverage Ratio test, the last of which had extended the waiver to April 30, 2015. Under the terms of the waivers, the Company paid a margin of 3.75% over USD LIBOR and made quarterly repayments of the credit facility in an amount equal to cash in excess of $20,000 determined as at the previous month end, subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Additionally the Company was unable to make dividend payments to common shareholders.

	December 31, 2014	December 31, 2013
Secured credit facility, at USD LIBOR + 3.75%	$—	$366,366
Less current instalments	—	(50,110)

	$—	$316,256

b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes (the “2019 Notes”) which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. The 2019 Notes are secured by first priority ship mortgages on 17 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. The 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

	December 31, 2014	December 31, 2013
2019 Notes	$420,000	$—
Less original issue discount	(6,300)	—
Amortization of original issue discount	1,082	—

Closing balance	$414,782	$—

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the 2019 Notes we are required within 120 days following the end of each financial year, in which we have at least $1,000 of Excess Cash Flow, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest to, but not including, the purchase date.

c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a new $40.0 million senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, commencing June 30, 2014. Up to and including December 31, 2015, the Company must have a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Long Term Debt (continued)

c)	Revolving Credit Facility (continued)

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. At December 31, 2014 no amounts had been drawn down under the Revolving Credit Facility.

10.	Other Operating Income

Other operating income is summarized as follows:

	Year ended December 31,
	2014	2013	2012
Sundry shipping income	$420	$411	$329
Other sundry income	90	—	13

	$510	$411	$342

11.	Related Party Transactions

CMA CGM is considered to be a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2014 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.43% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2014	December 31, 2013
Amounts due to CMA CGM companies presented within current liabilities	$2,366	$1,969

Amounts due from CMA CGM companies presented within current assets	$1,183	$7,006

The current account balances at December 31, 2014 and December 31, 2013 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on all but one of its vessels.

The Company has from time to time experienced delays in receiving charterhire from CMA CGM. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. Up to two instalments were outstanding at times during 2014. As at December 31, 2014, no charterhire was outstanding. As at close of business on April 17, 2015, the latest practicable date prior to the issuance of these consolidated financial statements, no charterhire was outstanding.

CMA CGM held all of the Series A preferred shares of the Company until they were fully redeemed, at a discount, pursuant to a Share Repurchase Agreement on August 22, 2014 (see note 13). Dividends on these preferred shares for the year ended December 31, 2014 amounted to $653 (2013: $1,037, 2012: $1,161). Dividends on these preferred shares are included within interest expense.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Related Party Transactions (continued)

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2014 of between 3.00 and 11.00 years (see note 2(a)). Of the $871,639 maximum contracted future charter hire receivable for the fleet set out in note 12, $832,492 relates to the 15 vessels that were chartered to CMA CGM as at December 31, 2014. Revenues generated from charters to CMA CGM are summarized as follows:

	Year ended December 31,
	2014	2013	2012
Revenue generated from charters to CMA CGM	$133,426	$143,212	$153,205

Ship Management Agreement

The Company outsources day to day technical management of 17 of its vessels to a ship manager, CMA Ships Limited, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Limited an annual management fee of $123 per vessel (2013: $114, 2012: $114) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.9 and $9.0 (2013: between $5.4 and $8.8) per day per vessel depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place. Ship management fees expensed for the year ended December 31, 2014 amounted to $2,091 (2013: $1,938, 2012: $1,938).

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

12.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels subject to charters as at December 31, 2014 is as follows:

Year ending December 31,	Fleet as at December 31, 2014
2015	145,811
2016	144,317
2017	142,189
2018	104,372
2019	103,285
Thereafter	231,665

$871,639

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

13.	Share Capital

At December 31, 2014 the Company had two classes of common shares outstanding. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

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

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 15).

The Series A Preferred Shares ranked senior to the common shares and were mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They were classified as a long-term liability. The dividend that the Series A Preferred shareholders were entitled to was presented as part of interest expense. Total proceeds received in 2008, and recorded as restricted cash, from the exercise of Public Warrants prior to their expiry was $3,027. These proceeds were only to be used to redeem the Series A Preferred Shares with a minimum redemption amount of $5,000. As part of the replacement time charters agreed in September 2012 for the Ville d’Aquarius and the Ville d’Orion, the Company accelerated the redemption of 63 Series A Preferred Shares of $48 each for $3,024. The remaining Series A Preferred Shares, which had a liquidation value at maturity of $44,976, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36,400 on August 22, 2014, using the proceeds received from the issuance of the Series B Preferred Shares, the balance of the restricted cash and cash on hand.

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheet. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statement of Equity, when and if declared by the Board of Directors. A dividend was declared on September 22, 2014 for the third quarter 2014 and on December 10, 2014 for the fourth quarter 2014.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

14.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 9(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the credit facility (see note 9(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 2019 Notes, which have a fixed interest rate. The $277,000 nominal amount of outstanding interest rate swaps which had hedged the Company’s interest rate risk were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the Consolidated Statements of Income as a realised loss on derivative instruments.

During the periods when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the year ended December 31, 2014 was $1,944 (2013: $14,302, 2012: $9,725).

None of the Company’s interest rate agreements qualified for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period were reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives, periodic cash settlements and termination payments) are included within cash flows from investing activities in the Consolidated Statements of Cash Flows.

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

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the current year, the fair value at the reporting date was $ nil (December 31, 2013: liability of $21,289). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

15.	Share-Based Compensation

In August 2008, the Company’s Board adopted the 2008 Equity Incentive Plan (the “Plan”), which enables management, consultants and Directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.

The Plan is administered by the Board or a committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 1,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the Plan in any fiscal year is 500,000. As at December 31, 2014, the remaining number of Class A common shares available to be awarded under the Plan was 1,877.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

15.	Share-Based Compensation (continued)

The holder of a stock grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other Class A common shareholders when the grant vests and the shares are issued.

Under the plan, the Company has issued the following share based awards since January 1, 2012:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
	Management	Directors
Unvested as at January 1, 2012	150,000	17,886	$3.40	n/a
Vested in January 2012	—	(17,886)	6.15	1.75
Granted on March 13, 2012	75,000	32,070	3.43	n/a

Unvested as at December 31, 2012	225,000	32,070	$3.22	n/a
Vested in January 2013	—	(32,070)	3.43	3.07
Granted on March 7, 2013	75,000	27,550	3.43	n/a

Unvested as at December 31, 2013	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	3.43	5.85

Unvested as at December 31, 2014	300,000	—	$3.25	n/a

The restricted stock units granted to Directors on March 17, 2011, March 13, 2012 and March 7, 2013 vested in January 2012, January 2013 and January 2014 respectively.

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

For the grants issued on September 2, 2011, March 13, 2012 and March 7, 2013, the fair value at the grant date was the closing price for the common stock on that date. The share value has not been discounted as no dividends were expected to be paid on the common stock at that time.

During the year ended December 31, 2014 the Company recognized a total of $177 (2013: $360, 2012: $460) in respect of share based compensation costs. As at December 31, 2014 there was a total of $75 (2013: $252) unrecognized compensation costs relating to the above share based awards. The remaining costs are expected to be recognized over a period of nine months.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives the majority of its revenue from CMA CGM which is exposed to the cyclicality of the container shipping industry.

(ii)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2014 to the extent that substantially all of the amounts are deposited with three banks (2013; three banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

17.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the years ended December 31, 2014, December 31, 2013 and December 31, 2012 no dividend was declared. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2014, there were 300,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2014 only Class A and B common shares are participating securities.

For the years ended December 31, 2014, December 31, 2013 and December 31, 2012, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

(In thousands, except share data)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Class A common shares
Weighted average number of common shares outstanding (B)	47,541,409	47,513,846	47,481,766
Weighted average number of RSU’s without service conditions (note 15) (B)	168,904	93,904	18,904
Dilutive effect of share-based awards	113,423	159,516	110,987

Common shares and common share equivalents (F)	47,823,736	47,767,266	47,611,657

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income available to common shareholders	$4,996	$32,518	$31,928

Available to:
- Class A shareholders for period	$4,996	$32,518	$31,928
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro-rata between Class A and B	—	—	—

Net income available for Class A (A)	$4,996	$32,518	$31,928
Net income available for Class B (C)	—	—	—

Basic Earnings per share:
Class A (A/B)	$0.10	$0.68	$0.67
Class B (C/D)	—	—	—

Diluted Earnings per Share
Net income available to common shareholders	$4,996	$32,518	$31,928

Available to:
- Class A shareholders for period	$4,996	$32,518	$31,928
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro rata between Class A and B	—	—	—

Net income available for Class A (E)	$4,996	$32,518	$31,928
Net income available for Class B (G)	—	—	—

Diluted Earnings per share:
Class A (E/F)	$0.10	$0.68	$0.67
Class B (G/H)	—	—	—

18.	Subsequent events

The Company acquired an 8,063 TEU containership from Orient Overseas Container Lines Limited (“OOCL”) on March 11, 2015. The vessel, OOCL Qingdao, had a purchase price of $53.6 million, which was settled by fully utilising the $40.0 million Revolving Credit Facility and existing cash on hand. The vessel was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34,500 per day.