Form 20-F
period 2015-12-31
Global Ship Lease, Inc.
filed 2016-04-15
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-34153

Global Ship Lease, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of The Marshall Islands

(Jurisdiction of incorporation or organization)

c/o Portland House

Stag Place

London SW1E 5RS

United Kingdom

(Address of principal executive offices)

Ian J. Webber

Chief Executive Officer

Stag Place

London SW1E 5RS

United Kingdom

Tel number: 44 (0) 20 7869 8006

Fax number: 44 (0) 20 7869 8119

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Common Shares, par value of $0.01 per share Depositary Shares, each of which represents a 1/100th interest in a share of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (and 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares*)	New York Stock Exchange New York Stock Exchange

*	Not for trading, but only in connection with the registration of the Depositary Shares representing such 1/100th interest in shares of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, pursuant to the requirements of the Securities and Exchange Commission

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

14,000 Series B Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share

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

GLOBAL SHIP LEASE, INC.

PART I

Unless the context otherwise requires, references to “the company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc.; “CMA CGM” refer to CMA CGM S.A., currently our principal charterer and largest holder of our common shares; and “CMA Ships” refer to CMA Ships, a wholly-owned subsidiary of CMA CGM and our principal ship manager. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

Special Note Regarding Forward-Looking Statements

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

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this Annual Report. The risks described under “Risk Factors” are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or “SEC,” after the date of this Annual Report.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

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

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of U.S. dollars, except number of shares and per share and other data)
Statement of Income
Operating revenues:
Time charter revenue	$164.9	$138.6	$143.2	$153.2	$156.3
Operating expenses:
Vessel expenses	(50.1)	(48.8)	(46.0)	(45.6)	(45.5)
Depreciation	(44.9)	(41.1)	(40.4)	(40.3)	(40.1)
General and administrative	(6.5)	(7.0)	(6.0)	(5.8)	(7.4)
Impairment charge (1)	(44.7)	—	—	—	(13.6)
Other operating income	0.5	0.5	0.4	0.3	0.3

Total operating expenses	(145.7)	(96.3)	(92.1)	(91.4)	(106.3)

Operating income	19.3	42.3	51.2	61.8	49.9
Non operating income (expense)
Interest income	0.1	0.1	—	0.1	0.1
Interest expense	(48.2)	(43.9)	(18.8)	(21.2)	(20.6)
Gain on redemption of Series A preferred shares	—	8.6	—	—	—
Realized (loss) on interest rate derivatives (2)	—	(2.8)	(14.0)	(18.4)	(19.4)
Unrealized gain (loss) on interest rate derivatives (2)	—	1.9	14.3	9.7	(0.9)

(Loss) income before income taxes	(28.8)	6.2	32.6	32.1	9.1
Taxes on income	0.0	(0.1)	(0.1)	(0.1)	(0.1)

Net (loss) income	(28.9)	6.1	32.5	31.9	9.1
Earnings allocated to Series B preferred shares	(3.1)	(1.1)	—	—	—

Net (loss) income available to common shareholders	(31.9)	$5.0	$32.5	$31.9	$9.1

Net (loss) income per Class A common share in $
Basic and diluted	(0.67)	0.10	0.68	0.67	0.19
Weighted average number of Class A common shares outstanding
Basic in millions	47.8	47.7	47.6	47.5	47.3
Diluted in millions	47.8	47.8	47.8	47.6	47.4
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	7.4	7.4	7.4
Dividend per Class A common share in $	0.20	—	—	—	—
Statement of cash flow
Net cash from operating activities	$62.3	$60.9	$74.3	$83.7	$74.9
Net cash (used in) Investing Activities	(101.2)	(80.1)	(16.6)	(24.3)	(27.3.)
Net cash provided by (used in) Financing Activities	59.2	27.9	(59.3)	(59.1)	(50.2)
Balance sheet data (at period end)
Total current assets	57.6	36.7	37.0	42.5	44.3
Total vessels	846.9	836.5	817.9	856.4	890.2
Total assets (2)	904.9	873.7	855.0	899.0	934.7
Debt (current and non-current portion) (2)	478.1	401.9	363.1	421.0	478.8
Preferred shares (3)	—	—	45.0	45.0	48.0
Class A and B common stock	0.5	0.5	0.5	0.5	0.5
Stockholders’ equity (4)	395.8	438.1	399.5	366.6	334.2
Other data (time charter business)
Number of vessels in operation at period end	18	18	17	17	17
Ownership days (5)	6,893	6,270	6,205	6,222	6,205
Utilization (6)	99.6%	98.0%	99.5%	98.4%	98.3%

(1)	On September 30, 2015, we received notice of re-delivery for Ville d’Aquarius, our oldest vessel built in 1996; the vessel was re-delivered on October 29, 2015. Given our assessment of the vessel’s re-chartering prospects in the then market environment and an imminent class mandated tail shaft survey, a sale of the vessel was completed on November 5, 2015 for net proceeds of approximately $4.6 million. The vessel was written down as at September 30, 2015 by $22.2 million to its estimated net realizable value, after deduction of estimated selling costs.

On November 2, 2015, we received notice of re-delivery for Ville d’Orion, our second oldest vessel built in 1997; the vessel was re-delivered on December 3, 2015 and similar to her sister vessel, Ville d’Aquarius, a sale of the vessel was completed on December 8, 2015 for net proceeds of approximately $4.7 million. An impairment charge of $22.5 million was booked in the third quarter of 2015 for this vessel.

On November 8, 2010, we signed agreements with the sellers of two 4,231 TEU container vessels which terminated our purchase obligations totaling $154.8 million. Under the agreements we (i) released deposits, including accrued interest and totaling approximately $8.1 million per vessel (ii) made a further cash payment of approximately $6.2 million per vessel and (iii) transferred to the sellers certain supplies purchased for the vessels which were valued at approximately $0.4 million per vessel. The total value of these items was $29.4 million, or $14.7 million per vessel. In exchange, we acquired purchase options giving us the right, but not the obligation, to purchase each vessel on the first anniversary of its delivery by the builder to the seller, for a final payment of $61.25 million per vessel. The purchase options were to be exercised by September 16, 2011 for one vessel and October 4, 2011 for the other vessel. Under U.S. GAAP, (i) the estimated fair value of the two purchase options was recorded as an intangible asset in the balance sheet of $13.6 million and (ii) the balance of the consideration paid in the transaction amounting to $17.1 million was expensed as an impairment charge in 2010. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As we were not able to obtain committed finance on acceptable terms, the intangible asset of $13.6 million was written off in 2011 and the purchase options were allowed to expire.

(2)	Prior to March 19, 2014, long-term debt comprised amounts outstanding under a senior secured credit facility (“Previous Credit Facility”) that was first drawn in December 2007; maximum drawings under this facility were $599.1 million. The facility’s floating interest rate was hedged with interest rate derivatives which gave rise to realized losses and unrealized gains or losses. The Company completed the issue of $420.0 million 10.000% First Priority Senior Secured Notes (the “notes”) on March 19, 2014, the principal use of proceeds being to repay the amounts outstanding under the Previous Credit Facility of $366.6 million which was then terminated, and to settle and terminate the outstanding interest rate derivatives.

During 2015, $40.0 million was fully drawn under a Revolving Credit Facility (the “revolving credit facility”), agreed in connection with the issuance of the notes, to assist with the purchase of OOCL Qingdao on March 11, 2015.

On July 29, 2015, we entered into a $35.0 million Secured Term Loan with DVB Bank SE (the “secured term loan”). The entire $35.0 million was drawn on September 10, 2015 and secured by OOCL Tianjin.

In accordance with a new accounting standard, effective from December 31, 2015, $10.6 million unamortized deferred financing costs, which excludes the arrangement fee for our revolving credit facility, as at December 31, 2015 is shown as a direct deduction from the carrying amount of relevant debt. Previously, deferred financing costs were included in current and non-current assets. Prior years presentation of Debt and of Total Assets has been adjusted.

(3)	Represents the aggregate outstanding liquidation preference on our Series A preferred shares. The Series A preferred shares were mandatorily redeemable in 11 quarterly installments of approximately $4.0 million from August 31, 2016, with a final payment of the remaining amount outstanding due on May 31, 2019 and were classified as a long-term liability on our balance sheet. Preferred shareholders were entitled to cash dividends equal to three-month USD LIBOR plus 2.0% of the original liquidation preference. Dividends were payable quarterly or at such other times at our choice. The dividend to which preferred shareholders were entitled is included as part of interest expense. All of the Series A preferred shares were held by CMA CGM. The Series A preferred shares, which had a liquidation value at maturity of $45.0 million, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36.4 million on August 22, 2014, using the proceeds received from the issuance of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B preferred shares”), together with restricted cash and cash on hand.
(4)	On August 20, 2014, we issued 1,400,000 depositary shares, each of which represents 1/100th of one share of our Series B preferred shares (the “depositary shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B preferred shares may be redeemed, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33.5 million. The shares are classified as equity in the consolidated financial statements.
(5)	Ownership days represent the number of days in the period that we owned the relevant vessels.
(6)	Utilization is used to measure our efficiency in operating the fleet and is calculated by dividing the total number of operating days when hire was being earned by the total number of ownership days, with the result expressed as a percentage. Operating days represent the aggregate number of days in the period that the vessels were available and were not off-hire or otherwise not earning revenue for any reason, including scheduled dry-dockings, breakdowns, repairs or idle time between charters. These data are non-U.S. GAAP statistical measures used by management to assess operating performance and are not included in consolidated financial statements prepared under U.S. GAAP.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We are highly dependent on charter payments from CMA CGM.

All but three of our 18 vessels are chartered to CMA CGM. CMA CGM’s payments to us under these charters are our principal source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry has been suffering an extended cyclical downturn since mid-2008, and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012, 2013 and 2014. However, market conditions deteriorated in 2015 with lower than expected growth in the demand for container shipping services and higher than expected growth in the containership fleet from the delivery of new buildings. Freight rates, charter rates and asset values remain under pressure due to oversupply of container ship capacity. Further, CMA CGM has announced the proposed acquisition of Singapore-based container shipping company Neptune Orient Lines Limited for a total consideration of $2.4 billion in a debt and cash funded transaction. The acquisition, which is subject to anti-trust approvals, may weaken the CMA CGM group’s liquidity at least until CMA CGM integrates Neptune Orient Lines Limited. We have experienced, from time to time, delays in receiving charterhire payments from CMA CGM, which under the charter contracts are due to be paid on the 1st and 16th of each month, in advance. Up to one installment was outstanding at times during 2015. As at December 31, 2015, no charterhire was outstanding.

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

Thirteen of our 18 vessels are managed by CMA Ships, a wholly owned subsidiary of CMA CGM, which, for an annual management fee of $123,000 per vessel, is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. Our ship management agreements with CMA Ships may be terminated by either party on two months written notice. In the future, CMA Ships may demand a higher fee or other more favorable terms in consideration for its services or decide to terminate its agreements with us. The prices or terms of new ship management agreements with CMA Ships or an alternate provider may be significantly less favorable to us than the terms of our existing ship management agreements. Our five other vessels are managed by a ship manager based in Hong Kong on similar terms, which subjects us to similar risks.

CMA CGM and CMA Ships have conflicts of interest with us which may make them favor their own interests to our detriment.

As at December 31, 2015, CMA CGM owned approximately 44.4% of our outstanding common stock. Accordingly, CMA CGM has the power to exert considerable influence over our actions and its concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination, which could have an adverse effect on the price of our common stock. In addition, CMA CGM may acquire additional shares of our common stock or initiate changes to our board of directors. In May 2014, we appointed two additional independent directors to our board with those seats filled by CMA CGM nominees. Under our bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) any interested director’s relationship or interest as to the contract or transaction must be disclosed to the board of directors, and such contract or transaction must be authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction must be specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by the board of directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

Moreover, conflicts of interest may also arise between us, on the one hand, and CMA CGM, our principal charterer, or CMA Ships, our principal ship manager, on the other hand. As a result of these conflicts, CMA Ships may favor its own or its parent company’s interests over our interests. These conflicts may have unfavorable consequences for us. Although our ship management agreements expressly prohibit CMA Ships from giving preferential treatment when performing any of its ship management services to any other vessel that is affiliated with it, or otherwise controlled by CMA CGM, conflicts of interest may arise between us, and CMA Ships as ship manager and CMA CGM as charterer. These risks may be exacerbated in the event that CMA CGM elects to exert more influence in the management of our business through its nominated board representation, acquiring additional shares of our common stock or otherwise.

Our financial reporting is partly dependent on information provided by our third party ship managers.

Our ship managers are obliged to provide us with requisite financial information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. Our ship managers are privately held corporations with financial reporting arrangements different from ours. If our ship managers are delayed in providing us with key financial information, we could fail to meet our financial reporting deadlines, which could lead to regulatory sanctions being imposed on us and cause us to default on reporting covenants under our financing agreements. Any such results may have a material adverse effect on our results of operation, financial condition and reputation.

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

The initial charters, the ship management agreements and the other contractual agreements, including the terms of the Series A preferred shares and the subsequent agreement to redeem these in August 2014, we have entered into with CMA CGM and its wholly owned subsidiaries were made during an affiliated relationship in the context of a previously contemplated public offering of our Class A common shares in 2007, the 2008 merger of Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, then a subsidiary of CMA CGM, with and into GSL Holdings, Inc., Marathon’s newly-formed wholly-owned Marshall Islands subsidiary, with GSL Holdings, Inc. (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, the “Merger”), and other related transactions. New charters, now expired, that came into effect upon the expiration of the initial charters in September 2012 for Ville d’Aquarius and Ville d’Orion, were also consented to by CMA CGM, a significant shareholder and related party. Further, we agreed with CMA CGM, with effect from February 1, 2014, to extend by three years the charters on four other vessels at a lower on-going daily charter rate. Our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties.

Our growth depends on continued growth in the demand for containerships, our ability to purchase further vessels, obtain new charters and maintain our relationship with CMA CGM. We will require additional financing to be able to grow and will face substantial competition.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies potentially including CMA CGM. Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Short-term containership charter rates have fluctuated significantly during the last few years, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

We will face substantial competition in expanding our business from a number of experienced companies. Many of these competitors may have greater financial resources than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. During any industry downturn there are an increased number of vessels available for charter, including many from owners with strong reputation and experience. Excess supply of vessels in the container shipping market results in greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with CMA CGM or obtain new charters on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

As of February 1, 2016, newbuilding containerships with an aggregate capacity of 3.9 million TEUs, representing approximately 19.6% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates, which is currently the case. The time charters for five of our 18 containerships can be terminated as early as dates between September 11, 2017 and October 28, 2017. The charters of an additional two vessels could terminate in March and September 2018. While we generally expect to be able to obtain new time charters for our vessels prior to their expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, the supply/demand balance for containerships has been under pressure since late 2008 with, from time to time, a significant number of vessels idle and charter rates in the spot market depressed and we may not be able to secure charter rates at the same level as the current time charters. If we are unable to obtain new time charters for our containerships at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations and financial condition.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As at December 31, 2015, we had (i) $419.7 million of secured indebtedness outstanding under our notes, (ii) $40.0 million drawn and outstanding under our senior secured revolving credit facility and (iii) $33.1 million outstanding under our secured term loan under a facility entered into in July 2015 with DVB Bank SE.

Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest on our indebtedness and up to $20.0 million to repurchase notes annually under the Excess Cash Flow (as defined in the indenture governing the notes) offer, as well as scheduled repayments of the secured term loan, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, the revolving credit facility and the secured term loan, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

Despite our indebtedness levels, we may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes, our revolving credit facility and our secured term loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. In addition, the indenture governing the notes and our revolving credit facility will not prevent us from incurring obligations that do not constitute indebtedness thereunder. Our covenants also permit us to incur substantial non-recourse indebtedness in subsidiaries that do not guarantee our obligations under our notes. If we incur substantially more indebtedness, the risks associated with our indebtedness as described above could be exacerbated.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The indenture governing the notes, our revolving credit facility and our secured term loan contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

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

In addition, the restrictive covenants in the revolving credit facility and the secured term loan require us to satisfy certain financial condition tests at the risk of default or reduction and cancellation of certain commitments under these facilities. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

Due to the restrictive covenants under our revolving credit facility and restrictions in our notes, we may need to seek consent from our lenders and/or noteholders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ and/or noteholers’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that are in our best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

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

Substantially all of the assets currently owned by us serve as security under our notes, revolving credit facility and secured term loan. If our operating performance declines, we may be required to obtain waivers from the holders of our notes and the lenders under the revolving credit facility and secured term loan to avoid default thereunder. If we are not able to obtain a waiver from the holders of our notes and the lenders under the revolving credit facility and the secured term loan, the lenders could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterer’s or our cash flow.

If we default under our notes, revolving credit facility or secured term loan, holders of our notes and lenders on our revolving credit facility and secured term loan who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

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

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Additionally, under our current time charter agreements with CMA CGM, the charterer has a right of first refusal should we decide to sell the vessel during or at the end of the charter period. If they do not exercise this right, we are entitled to sell the vessel, subject to their prior approval, which cannot be unreasonably withheld. We may be forced to sell our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

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

Under the time charters for our vessels, when the vessel is not available for service, it will likely be “off-hire,” in which case the charterer is generally not required to pay hire, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

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

Our business, financial condition and results of operations may be materially adversely affected if our vessels are subject to extended periods of off-hire.

We may be unable to make or realize expected benefits from acquisitions of vessels or container shipping-related assets, and implementing our growth strategy through acquisitions which may harm our business, financial condition and operating results.

Our growth strategy includes, among other things, selectively acquiring secondhand and, potentially, newbuilding vessels and possibly seeking to diversify our asset base by acquiring containers and other container shipping-related assets if an attractive investment opportunity presents itself in the future. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and obtaining the necessary resources to manage an enlarged business. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ any acquired vessels under long-term charters, that we will be able to purchase secondhand vessels or newbuildings at satisfactory prices or obtain ship management agreements with similar or better terms than those we have obtained from our current ship managers, that we will be able to purchase containers and subsequently lease them out at satisfactory prices or that we will not incur significant expenses and losses in connection with our future growth.

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

International and U.S. accounting standard-setting organizations have recently announced new accounting rules requiring companies to recognize all lease related assets and liabilities in their financial statements. The new leasing standard will apply to fiscal years beginning after December 15, 2018 with early adoption permitted. Most operating leases, including time charters, are currently not included on a lessee’s balance sheet. The effect of the new accounting rules will be to bring most such leases onto the lessee’s balance sheet as liabilities. This change could affect charterers by causing them to breach certain financial covenants and may make them less likely to enter into time charters, which could reduce our growth opportunities.

We must make substantial expenditures to maintain our fleet and to acquire vessels.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these maintenance expenditures from operating cash flow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Further, we may be obliged to incur substantial expenditure to become compliant with changes in the regulatory environment, particularly concerning clean air and ballast water treatment. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including those required to maintain our fleet, with borrowings under our revolving credit facility or otherwise find alternative sources of financing. Such alternatives may not be available on economic terms or at all, which could have a material adverse effect on our business and results of operations.

As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 18 vessels as at December 31, 2015 had an average age weighted by TEU capacity of 11.0 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 18 containerships as at December 31, 2015, had an average age weighted by TEU capacity of 11.0 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us.

Our current performance and future success depend to a significant extent upon our Chief Executive Officer, Ian J. Webber, our Chief Financial Officer, Susan J. Cook, our Chief Commercial Officer, Thomas A. Lister, and our Chief Technical Officer, Vivek Puri. Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri have over 100 years of cumulative experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and members of the board of directors are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

Rising crew and other vessel operating costs may adversely affect our profits.

Acquiring and renewing charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high quality masters, officers and crews. The limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has from time to time created upward pressure on crewing costs, which we generally bear under our time charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain a sufficient number of high quality onboard seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations and financial condition.

Increased fuel prices may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us both directly and indirectly. The cost of fuel will be borne by us when our vessels are being positioned for drydockings, between charters and when employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. We also bear the cost of fuel associated with dry-dockings and when a vessel is off-hire. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay, depending in part on the fuel efficiency of a particular vessel.

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

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to pay dividends or make other distributions or payments to us will be subject to the availability of profits or funds for such purpose which, in turn, will depend on the future performance of the subsidiary concerned which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond its control. Additionally, the ability of our subsidiaries to make these distributions could be affected by the provisions of our financing arrangements or a claim or other action by a third party, including a creditor, or by English, Marshall Islands, Cypriot or Hong Kong law or the laws of any jurisdiction which regulates the payment of dividends by companies. Applicable tax laws may also subject such payments to further taxation. Applicable law may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. Limitations on our ability to transfer cash among and within our group may mean that even though we, in aggregate, may have sufficient resources to meet our obligations, we may not be permitted to make the necessary transfers from one entity in our group to another entity in our group in order to make payments on our obligations. Therefore, if we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends, including on our preferred shares, or meet our debt service obligations or our other liabilities.

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

The shipping industry has inherent operational risks. Although we carry hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes coverage for environmental damage and pollution) and other insurances commonly held by vessel owners, we may not be adequately insured against all risks or our insurers may not pay every claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a replacement vessel in the event of a total or constructive total loss in a timely manner. Further, under our financings, we are subject to restrictions on the use of any proceeds we may receive under claims in the event of a total or constructive total loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas” which may be subject to higher risk of piracy, war or terrorism. We cannot be certain that our insurers will continue to provide such cover, or that we will be able to recover these increased costs from our charterers. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

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

Risks Relating to Our Industry

Our growth and long term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile. It experienced a severe cyclical downturn in 2011 with over supply of capacity continuing to date.

Container shipping is a cyclical industry, with the demand for container shipping services and therefore the demand for container ships, driven by global trade. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010, demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. In 2012, 2013, and 2014, volume grew by 3.0%, 5.1% and 5.4%, respectively. Volume growth in 2015 is estimated to have been 2.3%. In contrast, containership capacity grew by 5.9%, 5.5%, and 6.4% in 2012, 2013 and 2014, respectively, and it is estimated to have grown 8.0% in 2015.

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

Our ability to recharter our containerships upon the expiration or termination of their current charters, which for five of our 18 vessels could be as early as dates between September 11, 2017 and October 28, 2017, and the charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our results of operations or make our results of operations volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Weak economic conditions throughout the world, particularly the Asia Pacific region, the European Union or the United States sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy have prevailed since mid-2008, resurging in the second half of 2015 and the global economy remains fragile. The global economy is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Cyprus, Greece, Ireland and Portugal, have significantly weakened the Euro zone, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

We anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, China has been suffering a slowdown in recent times. If the growth in China’s gross domestic product continues to decline, as is forecast for 2016, and other countries in the Asia Pacific region experience slowed or negative economic growth in the future, this may exacerbate the effect of the significant downturns in the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of sovereign debt defaults by European Union member countries, including Cyprus, Greece, Ireland and Portugal, and the possibility of market reforms to float the Chinese Renminbi, either of which development could weaken the Euro against the Chinese Renminbi, could adversely affect consumer demand in the European Union. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

The United States and other parts of the world, including the Euro zone, have exhibited very weak economic trends at times since 2008 and certain parts of the world continue to show weak economic conditions. The credit markets in the United States and elsewhere have, from time to time, experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state and other governments have implemented and are also considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

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

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. Furthermore, if China was to permit the Renminbi to float to a free market rate of exchange, it is widely anticipated that the Renminbi would appreciate significantly in value against the U.S. dollar. An increase in the value of the Renminbi may negatively impact the U.S.’ demand for imported goods, many of which are shipped in containerized form. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

If a charter terminates when the charter market for containerships is depressed, we may be unable to recharter the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. It is likely that, in such circumstances, asset values will also be depressed. The disposal of a containership at a distressed price would likely result in a loss on the vessel’s sale and adversely affect our results of operations and financial condition, as was seen on our disposal of Ville d’Aquarius and Ville d’Orion in late 2015.

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

While the size of the containership orderbook has declined since the peak of 2008/2009, the containership newbuilding orderbook as at December 31, 2015 represented approximately 20.1% of the total on the water fleet capacity. Further containerships are likely to be ordered. Delivery of newly built containerships will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits together with other vessel specifications such as the capacity to carry temperature controlled containers (reefers). Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform, or if new containerships built in future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our shareholders.

Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.

Piracy is an inherent risk in the operation of ocean-going vessels and particularly affects vessels operating in specific regions of the world such as the South China Sea, the Gulf of Aden, the Arabian Sea, off the coast of West Africa and off the coast of Somalia. In recent years, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coasts of Somalia and West Africa. Generally, we do not control the routing of our vessels which is determined by the charterer. Pirate attacks on any of our vessels could result in loss of life, the kidnapping of crew or the theft, damage or destruction of vessels or of containers or cargo being transported thereon. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterer’s business, impairing its ability to make payments to us under our charters.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks, such as the attacks in the United States on September 11, 2001 in Paris on November 13, 2015 and in Brussels on March 22, 2016, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition from increased security costs and more rigorous inspection procedures at borders and ports. From time to time, acts of terrorism, regional conflict and other armed conflict around the world, may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could have a material adverse effect on our results of operations and financial condition.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and in countries identified by the U.S. government as state sponsors of terrorism. In addition, as a result of actions taken by our charterers, we may be deemed to have engaged in financial transactions that are prohibited by such sanctions or embargoes. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which amended the Iran Sanctions Act of 1996. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibited U.S. persons from engaging in transactions or dealings with foreign individuals or entities that (1) have violated, attempted to violate, conspired to violate or caused a violation of certain Executive Orders related to Iran or Syria, (2) facilitated any deceptive transactions for or on behalf of any person subject to U.S. sanctions concerning Iran or Syria, or (3) are owned or controlled by, or are acting on behalf of, any such person or entity subject to sanctions. Also in 2012, the United States enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which expanded the range of Iran-related activities that expose third parties to sanctions, created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensified existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also included a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel and the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. The ITRA also included a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. In January 2013, the United States enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that participated in Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities. In January

2016, the United States implemented its commitments under the Joint Comprehensive Plan of Action (the “JCPOA”). Pursuant to the JCPOA the United States committed to cease to apply, terminate or modify to effectuate the termination of certain Iran-related Executive Orders, as well as certain provisions of the Iran Sanctions Act, CISADA, the ITRA, the IFCPA and related regulations, and to remove certain individuals and entities from lists of sanctioned persons, including those designated under Executive Order 13608. Thus, the United States has committed not to impose sanctions on non-U.S. persons for engaging in certain transactions or dealings in Iran involving finance and banking; insurance; the energy and petrochemical sectors; the shipping, shipbuilding and port sectors; gold and other precious metals; raw and semi-finished metals and mineral resources, including software for integrating industrial processes; and the automotive sector. However, the JCPOA contains a “snap-back” provision that allows for the reinstatement of sanctions if Iran fails to continue to meet its obligations under the agreement.

To the best of our knowledge, none of our vessels have called at ports in Iran, Syria, Sudan or Cuba since January 1, 2013, nor have we provided any services or products to Iran, Syria, Sudan and Cuba, or entered into any agreements, commercial arrangements or had any contact with the governments of, or entities controlled by the governments of, the aforementioned countries, during this time period. Additionally, to the best of our knowledge, we have not, since January 1, 2013, directly provided any services or products to Iran, or entered into any agreements, commercial arrangements or had any contact with the government of, or entities controlled by the government of Iran.

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

In 1987, the Turkish Government introduced certain restrictive measures against Cypriot owned or flagged vessels prohibiting such vessels to call on Turkish ports. In 1997, the restrictive measures were extended and since then they apply not only against Cypriot flag vessels but also against vessels registered under a foreign flag (of any nationality) sailing to Turkish ports directly from any Cypriot port under the effective control of the Republic of Cyprus or against vessels of any flag related to the Republic of Cyprus in terms of ownership or ship management. Cypriot vessels will be allowed passage through the Turkish Straits (Bosphorus) with or without pilot but no other services or provisions will be given, including bunker supply. Currently, 14 of our 18 vessels are owned by Cypriot companies and of these nine are Cyprus flagged. Whilst the restrictive measures remain in place, our vessels which are either Cypriot flagged or owned by a Cypriot company may not call on Turkish ports. This may restrict the use of Cypriot ports by our charterers and may have an effect on the possible operation of our vessels by them in the Eastern Mediterranean and the Black Sea or give rise to costs to change the ownership and flag of relevant vessels to permit trading to Turkey.

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

Our business entails numerous interactions with government authorities, including port authorities, health, safety, and environment authorities, labor and tax authorities and customs and immigration authorities. Furthermore, at our charterer’s direction, our vessels call at ports throughout the world, including in some countries where corruption is endemic. Although we have strict and adequate procedures prohibiting our employees or persons associated with us from making unlawful payments to government officials, we cannot guarantee that such payments may not be made despite our procedures and without our approval. In such case, such payments may be deemed to have violated anti-corruption laws potentially applicable to us, including the UK Bribery Act 2010 (the “Bribery Act”) and the U.S. Foreign Corrupt Practices Act (the “FCPA”). Both civil and criminal penalties may be imposed on us as a result of violations of anti-corruption laws, and such penalties could have a significant impact on our reputation, business and financial condition.

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

It is unclear what additional changes, if any, to the existing inspection and security procedures may ultimately be proposed or implemented in the future, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations on us. Furthermore, changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of goods in containers uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organisation (“IMO”) and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

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

Risks Relating to our Common Stock and Depositary Shares Representing Series B Preferred Shares

We cannot assure you if and when we will pay dividends on our common shares.

We are not currently paying dividends on our common shares. Subject to the limitations contained in our revolving credit facility, the indenture governing our notes and other contractual obligations, we may resume the distribution of a portion of our cash flow to our shareholders, while retaining the remaining cash flow for costs such as drydockings, reinvestment in our business, funding vessel or fleet acquisitions, making debt repayments and for other purposes, as determined by our board of directors. The timing and amount of any dividends declared will depend on, among other things (a) our results of operations, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors.

The international containership and containership leasing industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends in each quarter will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	acquisition of additional vessels;

•	the timing of scheduled drydockings;

•	the timing of interest payments and scheduled debt amortization payments;

•	delays in the delivery of newbuilding vessels, if any, and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	any idle time after one charter expires until a new charter is agreed or the vessel is disposed of, should a new charter not be agreed;

•	unexpected repairs to, or required expenditures on, vessels or dry-docking costs in excess of those anticipated;

•	the loss of a vessel;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal years, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may not be able to pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future.

The price of our securities may be volatile.

The price of our common shares and depositary shares representing Series B preferred shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly revenues and results of operations and those of publicly held containership owners or operators;

•	market conditions in the industry;

•	perceived counterparty risk;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or other containership owners or operators;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation including taxation; and

•	the general state of the securities markets.

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

Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial shareholders and, under certain circumstances, CMA CGM can demand that we register the resale of their holdings of our common shares at any time. 10,737,004 common shares held by Marathon’s initial shareholders were registered for sale under a registration statement on Form F-3 filed with the SEC on July 28, 2014. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common shares.

Our management is required to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that our internal controls will be considered effective in future assessments. Therefore, we can give no assurances that our internal control over financial reporting will satisfy regulatory requirements in the future.

We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Subject to the rules of the NYSE, in the future, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances. The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the dividend amount payable per share on our common stock may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common stock may decline.

Our shareholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of an offering prospectus without the prior written consent of the underwriter(s).

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B preferred shares, and accordingly the depositary shares, as the case may be, and our ability to pay dividends on or redeem our Series B preferred shares is limited by Marshall Islands law and our contractual obligations.

We pay quarterly dividends on the Series B preferred shares, and accordingly the depositary shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, if our board of directors does not authorize and declare a dividend for any dividend period prior to the relevant dividend payment date, holders of the Series B preferred shares and accordingly the depositary shares would not be entitled to receive a dividend for that dividend period. However, any unpaid dividends will accumulate. In addition, on or after August 20, 2019, we will have the option to redeem the Series B preferred shares, and accordingly the depositary shares, although we may have insufficient cash available to do so or may otherwise elect not to do so.

The amount of cash we can use to pay dividends or redeem our Series B preferred shares and the depositary shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of any cash reserves established by our board of directors;

•	restrictions under Marshall Islands law as described below;

•	restrictions under our notes and our credit facilities and other instruments and agreements governing our existing and future debt as described below; and

•	our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry and the other factors (see Item “Risks Related to our Business” above), many of which are beyond our control.

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

We will qualify for the exemption under Section 883 if, among other things, our stock is treated as primarily and regularly traded on an established securities market in the United States. However, under the Treasury regulations, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders who actually or constructively own at least 5% of the vote and value of the outstanding shares of such class of stock (“5% Shareholders”), own, in the aggregate, 50% or more of the vote and value of the outstanding shares of such class of stock, unless a sufficient amount of stock is owned by 5% Shareholders that are considered to be “qualified shareholders” to preclude non-qualifying 5% Shareholders from owning 50% or more of the total value of the stock held by the 5% Shareholders group.

Generally, a 5% Shareholder is a qualified 5% Shareholder if the 5% Shareholder is an individual who is a resident of a qualified foreign country, the government of a qualified foreign country, a foreign corporation organized in a qualified foreign country that meets the “publicly-traded” test discussed herein, a non-profit organization organized in a qualified foreign country or an individual beneficiary (resident in a qualified foreign country) of a pension plan administered in or by a qualified foreign country. Generally, a foreign country is a qualified foreign country if it grants an equivalent exemption from tax to corporations organized in the United States.

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2015, and expect to qualify for 2016. However, it is possible that our ownership may change such that qualified 5% Shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% Shareholders from owning 50% or more of the total value of the stock held by the 5% Shareholders group.

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

If we or our vessel owning subsidiaries were considered to be a resident of the United Kingdom (or “UK”) or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 24%, 23% and 21% for the year ended March 31, 2013, 2014 and 2015, respectively, and 20% thereafter. We and our vessel owning subsidiaries are strategically managed and controlled from outside the United Kingdom and have restricted activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

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

A. History and Development of the Company

Our legal and commercial name is Global Ship Lease, Inc. We are a Republic of the Marshall Islands corporation that owns a fleet of containerships of a range of sizes. Our business is to charter out our fleet under long-term, fixed-rate charters to reputable container shipping companies to generate stable revenues and predictable cash flows.

We were formed in 2007 to purchase and charter back containerships then owned or to be purchased by CMA CGM, the third largest containership operator in the world by number of vessels. We acquired our initial fleet of 17 containerships from CMA CGM between December 2007 and August 2009. All of the vessels were time chartered back to CMA CGM for terms between five and 17 years. Two of the initial charters, relating to our 4,113 TEU vessels, Ville d’Aquarius and Ville d’Orion, expired in September 2012 and were renewed successively with CMA CGM until late April 2014 for Ville d’Aquarius and late May 2014 for Ville d’Orion. New charters were agreed with another charterer, Sea Consortium, trading as X-Press Feeders, commencing May 7, 2014 for Ville d’Aquarius and July 17, 2014 for Ville d’Orion. These charters were successively renewed until the vessels’ redelivery to us late in 2015. The vessels were sold on November 5, 2015 and December 8, 2015, respectively. On October 28, 2014, we took delivery of the 8,063 TEU OOCL Tianjin, having purchased it from Orient Overseas Container Lines Limited (“OOCL”). The vessel was immediately chartered back to OOCL for a period between 36 and 39 months. On March 11, 2015, we took delivery of a second 8,063 TEU vessel, the OOCL Qingdao, also purchased from OOCL and, again, immediately chartered back for a period between 36 and 39 months. On September 17, 2015, we took delivery of a third 8,063 TEU vessel, the OOCL Ningbo, also purchased from OOCL and, again, immediately chartered back for a period between 36 and 39 months. The TEU weighted average remaining term of our 18 charters was 4.8 years at December 31, 2015 and TEU weighted average age for the fleet was 11.0 years. Our management team undertakes all management of our fleet including the supervision of the day-to-day technical ship management of our vessels which as of December 31, 2015 was provided for 13 of our 18 vessels by CMA Ships, a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements, with an agreement to cap the reimbursement by us of expenses incurred on our behalf on the vessels they charter. A third party ship manager based in Hong Kong provides the day-to-day technical management of the other five vessels.

On March 21, 2008, Global Ship Lease entered into a merger agreement pursuant to which Marathon and Global Ship Lease, then a subsidiary of CMA CGM, merged with and into GSL Holdings, Inc., Marathon’s newly-formed, wholly-owned Marshall Islands subsidiary, with GSL Holdings, Inc. (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, the “Merger”). The Merger was consummated on August 14, 2008.

Pursuant to the Merger, CMA CGM holds approximately 44.4% of our outstanding common shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”

Until March 19, 2014, long-term debt comprised amounts outstanding under the Previous Credit Facility that was first drawn in December 2007. A total of $599.1 million was drawn under this facility. The floating interest rate was hedged with interest rate derivatives which gave rise to realized losses and unrealized gains or losses. The Previous Credit Facility was repaid by a quarterly cashflow sweep from November 2009. On March 19, 2014, we completed the issue of $420.0 million 10.000% notes, the principal use of proceeds being to repay the then $366.6 million remaining amount outstanding under the Previous Credit Facility which was then terminated. Outstanding derivatives were settled and terminated at the same time.

On August 20, 2014, we issued 1,400,000 depositary shares, each of which represents 1/100th of one share of our Series B preferred shares. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B preferred shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds of $33.5 million were used, together with restricted cash and cash on hand, to redeem for $36.4 million, a substantial discount to liquidation value of $45.0 million, the Series A preferred shares.

During 2015, $40.0 million was fully drawn under the revolving credit facility, agreed in connection with the issuance of the notes, to assist with the purchase of OOCL Qingdao on March 11, 2015. On July 29, 2015, we entered into the $35.0 million secured term loan. The entire $35.0 million was drawn on September 10, 2015 and secured by OOCL Tianjin.

For information about our material capital expenditures, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity, working capital and dividends.”

Our Class A common shares and our depositary shares, each of which represents a 1/100th interest in a share of our Series B preferred shares, are listed on the NYSE under the symbols “GSL” and “GSL-B,” respectively.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is 44 (0) 20 7869 8006. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, their telephone number is +1(302) 738-6680 and their facsimile number is +1(302) 738-7210.

Our website address is www.globalship.com. The information included on our website is not incorporate herein by reference. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

B. Business Overview

Our Fleet

Our fleet, as of December 31, 2015, consisted of 18 containerships with an aggregate capacity of 82,312 TEU and a TEU weighted average age of approximately 11.0 years and a non-weighted average age of 11.3 years.

The table below provides information about our fleet as at December 31, 2015:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Purchase by GSL	Remaining Charter Term (years) (1)	Earliest Charter Expiry Date	Daily Charter Rate $
CMA CGM Matisse	2,262	11,676	1999	Dec 2007	4.0	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	11,676	1999	Dec 2007	4.0	Sept 12, 2019	15,300
Delmas Keta	2,207	11,731	2003	Dec 2007	2.0	Sept 20, 2017	18,465
Julie Delmas	2,207	11,731	2002	Dec 2007	2.0	Sept 11, 2017	18,465
Kumasi	2,207	11,731	2002	Dec 2007	2.0	Sept 21, 2017	18,465
Marie Delmas	2,207	11,731	2002	Dec 2007	2.0	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	11,742	2001	Dec 2007	4.0	Sept 20, 2019	15,300
CMA CGM Manet	2,272	11,742	2001	Dec 2007	4.0	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	20,087	2007	Jan 2008	5.0	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	20,100	2007	Jan 2008	5.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	38,577	2008	Dec 2008	10.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	17,272	2006	Dec 2008	7.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	17,355	2006	Dec 2008	7.0	Sept 16, 2022	25,350
CMA CGM America	4,045	17,355	2006	Dec 2008	7.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	26,776	2001	Aug 2009	5.7	May 28, 2021	34,000
OOCL Tianjin (1)	8,063	34,243	2005	Oct 2014	2.0	Oct 28, 2017	34,500
OOCL Qingdao (1)	8,063	34,305	2004	Mar 2015	2.3	Mar 11, 2018	34,500
OOCL Ningbo (1)	8,063	34,243	2004	Sept 2015	2.7	Sept 17, 2018	34,500

(1)	Remaining charter term as at December 31, 2015 plus or minus 90 days at charterer’s option, except for (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao, which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo, which is between September 17, 2018 and December 17, 2018, all at charterer’s option.

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

Initial Charters

Each of the vessels in our initial fleet of 17 vessels was, and 15 remain, subject to a time charter with CMA CGM based on standard industry terms. We have separate subsidiaries to own each vessel in our fleet. We guarantee the obligations of each of our subsidiaries under the charters. Each of our initial charters commenced on each vessel’s delivery. Due to different delivery dates and durations, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to rechartering risk upon expiration of our initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters on our initial 17 vessels had terms of five to 17 years (plus or minus 90 days at charterer’s option). We agreed with CMA CGM, with effect from February 1, 2014, to extend by three years the charters on four vessels at a lower on-going daily charter rate. As at December 31, 2015, 15 vessels remained on their initial charters, as amended.

Subsequent Charters on the Initial Fleet

The initial charters for two of our vessels, Ville d’Aquarius and Ville d’Orion expired in September 2012. New charters were put in place with CMA CGM until May 2013 and further renewed with effect from May 1, 2013 until April 30, 2014. Ville d’Aquarius was redelivered to us by CMA CGM on April 26, 2014. On May 7, 2014, a new charter to Sea Consortium, doing business as X-Press Feeders, came into effect for a period of 180 days plus or minus 30 days at charterer’s option. That charter was extended successively until the vessel’s redelivery to us on October 29, 2015. Ville d’Aquarius was sold on November 5, 2015. Ville d’Orion was redelivered to us by CMA CGM on May 25, 2014. On July 17, 2014, a new charter to Sea Consortium came into effect for a period of between six and 12 months, at charterer’s option. That charter was extended until the vessel was redelivered to us on December 3, 2015. Ville d’Orion was sold on December 8, 2015. Each of the remaining 15 vessels on charter to CMA CGM can be redelivered to us by the charterer on 30 days’ notice, during the re-delivery period. If an agreement to extend the charters is not reached, depending on market conditions, we may seek employment of these vessels with another charterer, lay them up or effect a sale.

New Charters

On October 28, 2014, we purchased OOCL Tianjin from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

On March 11, 2015, we purchased OOCL Qingdao from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

On September 17, 2015, we purchased OOCL Ningbo from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery

Daily Charter Rate

Daily charter rate refers to the gross amount per day payable by the charterer to the owner for the use of the vessel. It may be reduced by chartering commission payable to a broker or other party. Under our time charters, hire is payable to us typically every 15 days in advance and in U.S. dollars. The daily charter rate is a fixed daily amount that will remain the same for the duration of the charter, although the charter rate can be reduced in certain circumstances where there are added costs to the charterer due to vessel performance deficiencies in speed or fuel consumption. Hire can also be reduced, pro-rata for any cost savings that we may realize, if the vessel is laid up or idled at the charterers’ request. Our initial charters with CMA CGM provide for an increase in charter rate when we incur unavoidable capital expenditure above a specified threshold to comply, for example, with regulatory requirements introduced after the charters were agreed.

Operations and Expenses

As owners, we are required to maintain each vessel in class and in an efficient state of hull and machinery and are responsible for vessel costs such as crewing, lubricating oil, maintenance, insurance and drydocking. The charterer is responsible for the voyage costs, which includes bunker fuel, stevedoring, port charges and towage. As described below, we have entered into ship management agreements to sub-contract the day-to-day technical management of our vessels.

Right of First Refusal

Pursuant to the terms of the initial time charters with CMA CGM, CMA CGM has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell the vessel during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

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

Termination and Withdrawal

Generally, if a vessel is off-hire for more than 90 consecutive days, then the charterer may cancel the charter without any further consequential claims provided the vessel is free of cargo. Some of our charters provide that we can in some circumstances provide a substitute vessel during an anticipated extended period of off-hire. For the vessels chartered to CMA CGM, if a vessel’s fuel consumption exceeds a level specified in the charter over a continuous period of 30 days, and the reason is within our or the vessel’s control, CMA CGM may request that we cure the deficiency. If the deficiency is not cured within 30 days after we receive notice, then CMA CGM may terminate the charter. OOCL does not have a similar right.

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

Ship Management Agreements

CMA Ships, a subsidiary of CMA CGM, provides day-to-day technical ship management services on 13 of our vessels. The technical ship management service is provided by a third party ship manager based in Hong Kong for the remaining five vessels, including those on charter to OOCL. Such services include purchasing, crewing, provision of lubricating oil, vessel maintenance including arranging drydocking inspections and ensuring compliance with flag, class and other statutory requirements necessary to support our business. CMA CGM guarantees the performance of all services and any payment due to us by CMA Ships pursuant to its ship management agreements.

We pay CMA Ships an annual management fee of $123,000 per vessel it manages. The annual fee payable to the manager of the OOCL vessels is not materially different. Under the ship management agreements, our ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We reimburse the ship managers for the costs they incur on our behalf. Each ship management agreement provides that we have the right to audit the accounts of our ship manager to verify the costs incurred. The ship managers have agreed to maintain our vessels so that they remain in class with valid certification. In addition, they are responsible for our current fleet’s compliance with all government and other regulations, and compliance with class certifications.

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

After the first three years, CMA CGM has agreed to compensate us, for any vessel in our fleet which remains on its initial charter, by the amount (not to exceed $500 per day per vessel) by which actual operating costs per day (excluding any exceptional repair costs, drydock costs and insurance premiums) are greater than $500 over a specified amount, which specified amount is reset annually at a predetermined and increasing amount as set out in the global expense agreement, provided that more than 50% of such increase is attributable to crew and lubricating oil costs. This arrangement is designed to provide some protection from unexpected and significant increases in operating costs, particularly for crew and lubricating oil costs, which are driven mainly by global markets over which we have no control.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed, are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and, where applicable, for special equipment classed.

•	Intermediate Surveys. Also referred to as extended annual surveys, intermediate surveys are typically conducted two and one-half years after (a) commissioning the vessel and (b) after each class renewal. A drydocking is usually required during the intermediate survey for inspection of underwater parts and for repairs related to inspections. However, by increasing the resilience of the underwater coating and marking the vessel’s hull to accommodate in-water inspection by divers, in-water inspections may be accepted by classification societies in lieu of drydockings at intermediate surveys. If any defects are found, the classification surveyor will issue a “recommendation” that must be rectified by the ship-owner within prescribed time limits. A drydocking would only be required if the in-water inspection showed urgent repairs that could only be carried out in drydock. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out typically every five years on the ship’s hull, machinery, including the electrical plant, and any special equipment classed, at the intervals indicated by the character of classification for the hull. Vessels are normally required to be inspected in a drydock as part of the special survey. However, with the classification society’s approval, the vessel can be subject to an underwater inspection, in lieu of a drydocking. At the special survey, the vessel is thoroughly examined including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial expense may have to be incurred for steel renewals to pass a special survey if the vessel has experienced excessive wear and tear. As an alternate to carrying out all of the required inspections at the special survey every five years, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous basis, in which every relevant part of the vessel would be surveyed on a five year cycle. A dry-docking or underwater inspection is required at the fifth year anniversary to inspect underwater parts. The process of continuous class renewal spreads out the required inspections and their associated cost, while the vessel is still in service, and reduces the amount of inspection required each fifth year.

As a condition for obtaining insurance coverage, each of our vessels needs to be certified “in class” by a member of the International Association of Classification Societies (“IACS”). Generally, if recommendations are not sufficiently corrected as determined by a member of IACS, then the vessel may not remain “in class.” If a vessel is not “in class,” it may not be covered by insurance, and may not be available for charter. The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking:

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Matisse	Bureau Veritas	November 2019
CMA CGM Utrillo	Bureau Veritas	December 2019
Delmas Keta	Bureau Veritas	March 2018
Julie Delmas	Bureau Veritas	November 2017
Marie Delmas	Bureau Veritas	January 2017
CMA CGM La Tour	Bureau Veritas	June 2016
CMA CGM Manet	Bureau Veritas	October 2016
Kumasi	Bureau Veritas	March 2017
CMA CGM Alcazar	Bureau Veritas	November 2017
CMA CGM Château d’If	Bureau Veritas	December 2017
CMA CGM Thalassa (2)	Bureau Veritas	December 2017
CMA CGM Jamaica	DNV-GL	September 2016
CMA CGM Sambhar	Lloyd’s Register	July 2016
CMA CGM America	Lloyd’s Register	September 2016
CMA CGM Berlioz	Bureau Veritas	July 2016
OOCL Tianjin	American Bureau of Shipping	March 2020
OOCL Qingdao	American Bureau of Shipping	April 2019
OOCL Ningbo	American Bureau of Shipping	May 2019

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.
(2)	CMA CGM Thalassa underwent its first special survey in November 2013 while afloat, including an underwater inspection in lieu of a drydocking. As a result, the next required inspection in a drydock was postponed from December 2013 until December 2017 at the latest. The vessel was drydocked in December 2014, principally to modify the bulbous bow to allow for more efficient fuel consumption at slower speeds. In addition, regular drydock work was undertaken, including repainting the underwater parts, and the current regulatory deadline of December 2017 may be extended.

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

We expect substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors may have greater financial resources than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. Due to the recent industry downturn, there have been an increased number of vessels available for charter, including many from owners with strong reputations and experience. Excess supply of vessels in the container shipping market results in a more active short-term charter market and greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with CMA CGM or OOCL or obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of vessels. We are subject to international conventions and codes, and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges, ballast water management and security. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and the implementation of certain operating procedures, and are subject to frequent change.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Because such laws and regulations are changed frequently and may impose increasingly strict requirements, future environmental regulations may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

International Maritime Organization

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has negotiated various international conventions and implemented regulations that address oil discharges, ballasting and unloading operations, sewage, garbage and air emissions, and impose liability for pollution in international waters and a signatory’s territorial waters.

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

We have registered the vessels in our fleet in flag states that have ratified Annex VI, which require that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates, for the vessels in our fleet, from those flag states. As of December 31, 2015, all of the vessels in our fleet had IAPP Certificates.

Regulations aimed at improving the energy efficiency of international shipping entered into force on January 1, 2013, following amendments to the International Convention for the Prevention of Pollution from Ships (MARPOL), which were adopted in July 2011. These amendments add new Chapter 4 Regulations on energy efficiency for ships to MARPOL Annex VI, to make mandatory an Energy Efficiency Design Index (EEDI), for new ships built after January 1, 2013 and a Ship Energy Efficiency Management Plan (SEEMP) for all ships. Ships in service need to submit a SEEMP and obtain certification of compliance from their classification society by the first annual survey after January 1, 2013.

The EEDI is a non-prescriptive, performance-based mechanism that leaves the choice of technologies to use in a specific ship design to the industry. As long as the required energy-efficiency level is attained, ship designers and builders would be free to use the most cost-efficient solutions for the ship to comply with the regulations.

The SEEMP establishes a mechanism for operators to improve the energy efficiency of ships. Owners are required to prepare and vessels are required to keep on board, a ship specific SEEMP. As at December 31, 2015 all of our vessels had prepared and submitted a SEEMP and had been issued with an International Energy Efficiency Certificate (IEEC).

These and similar requirements could require modifications to our vessels to achieve compliance. We are evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

The operation of our vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires ship-owners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to assess all identified risks; adopt a safety and environmental protection policy achieving the ISM Code objectives; adopt instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; define levels of authority and lines of communication between, and among, shore and shipboard personnel; implement procedures for reporting accidents and non-conformities with the provisions of the ISM Code and corrective action; implement procedures to prepare guidelines and respond to emergency situations; and implement procedures for regular internal audits and management reviews including evaluating effectiveness. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As at December 31, 2015, each of the vessels in our fleet, and the entities managing them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for the installation of ballast water treatment systems on newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first intermediate or renewal survey after January 1, 2016. However, a 2013 IMO Resolution provides that for ships constructed before the BWM Convention enters into force, compliance with the ballast water performance standard will not be required until their first renewal survey after entry into force. The BWM Convention will not enter into force, on a retroactive basis, until 12 months after it has been adopted by at least 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 10, 2016, the BWM Convention has been ratified by 47 states but those states constitute only 34.35% of gross tonnage and therefore the Convention has not yet come into force. See “—Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

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

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organotins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance. As at December 31, 2015, each of our vessels was in possession of a Statement of Compliance issued by the Classification Society.

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

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants and affects all owners and operators whose vessels trade to the United States, including its territories and possessions, or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which are not owned or operated by us), it also applies to non-tank ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships.

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

On July 1, 2009, the U.S. Coast Guard (the “Coast Guard”) by Interim Rule increased the limits of the liability of responsible parties with effect from July 31, 2009. For any non-tank vessel, the new limits on liability are the greater of $1,000 per gross ton or $854,400. The Coast Guard further updated these limits more recently to the greater of $1,100 per gross ton or $939,800 effective as of November 19, 2015. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Additionally, OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

We intend to maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to obtain a certificate of financial responsibility by establishing and maintaining with the Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA; an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. An owner or operator may evidence its financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the United States. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. For our vessels that are likely to enter U.S. waters, we intend to comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient insurance.

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

Following the “Deepwater Horizon” incident, a number of legislative proposals have been made in the U.S. Senate that may repeal the Limitation of Liability Act of 1851, remove or increase the cap on liability provided by OPA 90 and provide for non-pecuniary loss and punitive damages by amending the Death on the High Seas Act and Jones Act. We continue to monitor these proposals.

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

The U.S. Coast Guard Final Rule, Standard for Living Organisms in Ships’ Ballast Water Discharged in US Waters (superseding the previous) came into effect on June 21, 2012 and sets out allowable organism concentrations consistent with the IMO BWM Convention. The Final Rule also set outs general non-indigenous species reduction practices including hull, tank and pipe cleaning. The Final Rule introduces a requirement for a Ballast Water Management System (BWMS) for vessels with a ballast water capacity between 1500 and 5000 cubic meters by the first scheduled drydocking after January 1, 2014 and for those with smaller or larger capacity by the first such drydocking after January 1, 2016. All of our vessels have ballast water capacities in excess of 5,000 cubic meters. Before then as alternatives, ballast water may be exchanged 200 nautical miles from any shore or an Alternative Management System may be installed that is approved by a foreign administration under the BWM Convention, meets a minimum effective determination by the Coast Guard and receives full approval within five years of the compliance date for the vessel. The BWMS must meet stringent maximum allowable organism concentrations depending on their size and hazard to health, as well as other design criteria. BWM records must be retained on board for two years and information notified at least 24 hours prior to arrival. The Coast Guard has by Policy letter advised it will consider individual requests for extensions in case of real difficulty in implementing BWM discharge standards due to the availability of appropriate BWMS, though it has also issued an updated list of approved BWMS.

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters without a permit and imposes strict liability in the form of penalties for any unauthorized discharges. Current Environmental Protection Agency, or EPA, regulations exempt ships in U.S. navigable waters from the requirement to obtain CWA permits for discharges of ballast water and other substances incidental to the normal operation of vessels. However, a U.S. District Court ruled in 2006 that EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the CWA, invalidating the blanket exemption in EPA regulations for all discharges incidental to the normal operation of a vessel as at September 30, 2008, and directed EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels were required to comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations. The new 2013 VGP replaced the 2008 VGP on December 19, 2013 and provides for more stringent numerical ballast water discharge limits for most vessels, more stringent effluent limits for oil to sea interfaces and for exhaust gas scrubber wash water and an annual report in place of the current one-time report.

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

Changes in ballast water management rules and regulations, either in the United States or internationally (See “—International Maritime Organization” above), could increase the cost of compliance for ocean carriers, including requiring installation of equipment of ballast water treatment systems on vessels at substantial cost.

Clean Air Act

The Federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for compression-ignition marine engines operating in U.S. waters. These types of engines are called “Category 3” marine diesel engines and are typically found on large oceangoing vessels. These rules are currently limited to new engines beginning with the 2004 model year. In December 2009, the EPA issued more stringent emission standards for new Category 3 marine engines. The standards are consistent with the amendments to Annex VI of MARPOL discussed above. Certain emission standards took effect as early as 2011. We may incur costs to install equipment in these vessels to comply.

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

European Union

In the waters of the European Union, or the EU, our vessels are subject to regulation EU-level Directives implemented by the various nations through laws and regulations of these requirements and EU Regulations that have a direct effect in EU member states. These laws and regulations prescribe measures to prevent pollution, protect the environment, and support maritime safety and set out criminal penalties which are being progressively incorporated into domestic legislation.

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

EU Directive 2009/16/EC introduced a new harmonized and coordinated regime for port state control inspections and, from January 1, 2011, a new on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records.

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

In October 2007, the EU adopted an Integrated Maritime Policy for the European Union that included, in part, the development of environmentally sound end-of-life ship dismantling requirements. The European Commission is particularly interested in a solution to ensure sound ship dismantling in non-OECD countries. It is thought that any new regulations would incorporate elements of the Hong Kong International Convention on the Safe and Environmentally Sound Recycling of Ships, appropriate for the global approach to ship dismantling and elements of the Basel Convention to the in situ treatment of materials from dismantling. On November 15, 2013, an EU Regulation on Ship Recycling was adopted requiring vessels to carry an inventory of hazardous materials within seven years for existing ships. Further regulations are expected to promote the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and other options for EU legislation to reduce greenhouse gas emissions from maritime transport. The EU is currently considering other proposals to further regulate vessel operations.

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

Other Regions

The environmental protection regimes in other relatively high-income countries, such as Canada, resemble those of the United States. The People’s Republic of China introduced its own regime along similar lines in 2010, which, in some instances, requires ship operators to re-contract with an approved Chinese Ship Pollution Response organization. To the extent our vessels operate in the territorial waters of such countries or enter their ports, the relevant vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase our costs to operate our fleet. These requirements, however, would apply to the industry as a whole and would also affect our competitors.

Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC), or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. The recent UN Climate change Conference resulted in the creation of a second Kyoto protocol commitment period from 2013 and a decision by governments to negotiate a new agreement with legal force including commitments from energy economies for implementation in 2020. Greenhouse gas emissions from international shipping are not expressly excluded from the Kyoto Protocol though are not included in the Annex 1 country’s national targets. The Protocol directs those countries to pursue limitation and reduction measures through the IMO. The reports of the subsequent UNFCCC conferences in Copenhagen and Cancun have not mentioned shipping, though the industry may have to contribute to the Green Climate Fund agreed at the latter as it has been recognized by the UN and G20 that shipping is a potential major source of funds. The G20 has suggested a contribution as high as $25 billion per year.

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

In July 2011, parties to MARPOL Annex VI adopted mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments make the Energy Efficiency Design Index (EEDI) mandatory for new ships and the Ship Energy Efficiency Management Plan (SEEMP) is mandatory for all ships. With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases.

The European Union (“EU”) recently adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which was published in the Official Journal on May 19, 2015 and went into effect on July 1, 2015. The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to warships and fish catching or processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future.

The IMO, EU, Canada, the United States and other individual countries, states and provinces continue to evaluate various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. For example, the United Nations COP21 Climate Change Conference in Paris in December 2015, called for reductions in greenhouse gas emissions, but did not include proposals specifically targeting shipping. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

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

U.S. Coast Guard regulations are intended to align with international maritime security standards and they exempt non-U.S. vessels from MTSA vessel security measures, provided that such vessels have on board a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented various security measures addressed by SOLAS and the ISPS Code for the vessels in our fleet.

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

Anti-Corruption Laws

Our business entails numerous interactions with government authorities, including port authorities, health, safety, and environment authorities, labor and tax authorities and customs and immigration authorities. Furthermore, at our charterer’s direction, our vessels call at ports throughout the world, including in some countries where corruption is endemic. Although we have strict and adequate procedures prohibiting our employees or persons associated with us from making unlawful payments to government officials, we cannot guarantee that such payments may not be made despite our procedures and without our approval. In such case, such payments may be deemed to have violated anti-corruption laws potentially applicable to us, including the FCPA, the Bribery Act and the anti-corruption laws of any jurisdiction applicable to us.

The FCPA, passed in 1977 and since amended, prohibits providing, offering, promising, or authorizing the offer, promise or payment, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business. The Bribery Act, which came into force in July 2011, created four main offenses of (i) making bribes, (ii) receiving bribes, (iii) bribing foreign public officials, and (iv) failing as a commercial organization to prevent bribery when an ‘associated person’ bribes another on its behalf absent adequate procedures to prevent. The Bribery Act extends beyond bribery of government officials and applies to both offenses committed in the United Kingdom and overseas where the offense is committed by a person with a close connection to the United Kingdom, and fines are potentially unlimited. In addition, the U.K. Serious Fraud Office has identified the shipping industry as one of the most high risk industries likely to be affected by the Bribery Act.

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

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurances, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value, which we expect to assess at least annually, with certain deductibles per vessel per incident. We also maintain increased value coverage for each of our vessels under which in the event of total loss or constructive total loss of a vessel, we will be entitled to recover amounts otherwise not recoverable under our basic hull and machinery or war policies due to under-insurance. As required by the terms of our revolving credit facility, the notes and the secured term loan, we have assigned certain of our insurance policies to our lenders under the revolving credit facility and the holders of the notes and will be subject to restrictions on our use of any proceeds therefrom.

We have yet to obtain loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We evaluate obtaining such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

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

Thirteen P&I Associations comprise The International Group, which insures approximately 90% of the world’s commercial blue-water tonnage and has entered into a pooling agreement with each of its members to reinsure each association’s liabilities. We intend to remain members of P&I Associations that are members of the International Group, and as such, we will be subject to calls payable to the International Group based on other P&I Associations claim records as well as the claim records of all other members of our own P&I Associations.

C. Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each vessel is owned by a directly held separate wholly-owned subsidiary. Thirteen vessels are owned by companies incorporated in Cyprus; four by companies incorporated in Hong Kong; and one is held by another Marshall Islands company. In addition, Global Ship Lease Services Limited, a company incorporated in England and Wales and which is directly wholly owned by the holding company, provides administrative services to the group.

A list of our subsidiaries and the country of incorporation of each one is provided as Exhibit 8.1 to this annual report on Form 20-F.

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in Item 4.B. “Information on the Company—Business Overview.” We do not own any real property.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

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

At December 31, 2015, we owned 18 vessels with a total capacity of 82,312 TEU with an average age, weighted by TEU capacity, of 11.0 years. All of the vessels are fixed on charters, mainly long term, with an average remaining term of 4.6 years, or 4.8 years on a weighted by capacity basis.

10,737,004 common shares held by Marathon’s initial shareholders were registered for sale under a registration statement on Form F-3 filed with the SEC on July 28, 2014. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common shares.

On March 11, 2015, we purchased OOCL Qingdao from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

On September 17, 2015, we purchased OOCL Ningbo from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery.

We have entered into ship management agreements with third-party ship managers for the day-to-day technical management of our current fleet of vessels. See Item 4.B. “Information on the Company—Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements.

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in our fleet and their charter rates;

•	the terms under which we recharter our vessels once the existing time charters have expired;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;

•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

•	impairment of our vessels and other non-current assets; and

•	access to, and the pricing and other terms of, our revolving credit facility and secured term loan.

We have entered into mainly long-term fixed rate time charters for all of our vessels. We expect that our base revenue will be largely fixed until (a) any of our charters expire or otherwise terminate when we will need to seek a renewal or recharter, at possibly a significantly different rate depending on market conditions at the time, or (b) we acquire additional vessels. The time charters for five of our 18 containerships can be terminated as early as dates from September 11, 2017 to October 28, 2017. A further two vessels’ charters could terminate in March and September 2018. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents affect the actual amount of revenues we receive.

CMA CGM is our main customer and the largest holder of our common shares. Charter payments from CMA CGM are our principal source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.

The container shipping industry suffered a cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012; however, the industry remains under pressure due to oversupply of container ship capacity. While charter payments have been received on a timely basis in 2014 and 2015, we have experienced, from time to time, delays in receiving charterhire payments from CMA CGM. For example, in the year ended December 31, 2013, between one and three installments were outstanding at any one time, which under the charter contracts are due to be paid on the 1st and 16th of each month, in advance. During the year ended December 31, 2015, up to one installment was outstanding. As of December 31, 2015, charterhire was up-to-date. If CMA CGM is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with CMA CGM were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Recent Developments

On March 15, 2016, we announced the results of the tender offer in respect of excess cashflow and collateral sale proceeds, which we are obliged to make under the terms of our bond indenture. The offer was launched on February 2, 2016 and was to purchase up to $28,417,622 aggregate amount with respect to our notes, at a price of 102 together with accrued interest.

The aggregate amount of notes validly tendered exceeded the maximum offer amount and consequently the validly tendered notes were accepted for purchase on a pro rata basis. $26.7 million principal amount of notes, together with premium and accrued interest, were purchased on March 16, 2016.

Merger

On March 21, 2008, Global Ship Lease entered into a merger agreement with Marathon, GSL Holdings and CMA CGM and thereafter entered into amendments to the merger agreement pursuant to which Marathon merged with and into GSL Holdings, its newly-formed, wholly-owned Marshall Islands subsidiary, and then Global Ship Lease merged with and into GSL Holdings, with GSL Holdings (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands. The Merger was consummated on August 14, 2008.

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

For a further description of our material accounting policies, please see note 3 to the consolidated financial statements included at Item 18. “Financial Statements.”

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

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from first delivery from the shipyard, which we believe is within industry standards for containership owners and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost (or fair value, where relevant) of the vessel less its estimated residual value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

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

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. One drydocking was completed for regulatory reasons in 2015, the total cost of which, excluding the effect of offhire, was $1.5 million. In 2014, there were three drydockings. In addition, CMA CGM Thalassa was drydocked in December 2014, principally to modify the bulbous bow to allow for more efficient fuel consumption at lower speeds. Regular drydocking work was also undertaken, including repainting the underwater parts. The total cost of the three drydockings in 2014, excluding the effect of offhire and the work on CMA CGM Thalassa, was $4.1 million. There were two drydockings in 2013 for a total cost of $2.1 million.

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

On September 30, 2015, we received notice of re-delivery for Ville d’Aquarius, our oldest vessel, built in 1996; the vessel was re-delivered on October 29, 2015. Given our assessment of the vessel’s re-chartering prospects in the then market environment and an imminent class mandated tail shaft survey, a sale of the vessel was completed on November 5, 2015 for net proceeds of approximately $4.6 million. The vessel was impaired as at September 30, 2015 by $22.2 million and written down to its estimated net realizable value, after deducting estimated selling costs. On November 2, 2015, we received notice of re-delivery for Ville d’Orion, our second oldest vessel, built in 1997; the vessel was re-delivered on December 3, 2015 and similar to its sister vessel, Ville d’Aquarius, a sale of the vessel was completed on December 8, 2015 for net proceeds of approximately $4.7 million. An impairment charge of $22.5 million was booked in the third quarter of 2015 for this vessel.

A further impairment test on a vessel by vessel basis was performed as at December 31, 2015. No impairment was identified.

The assumptions used involve a considerable degree of estimation on the part of our management. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are:

•	charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions;

•	offhire days, which are based on actual off-hire statistics for our fleet;

•	operating costs, based on current levels escalated over time based on long term trends;

•	drydocking frequency, duration and cost; and

•	estimated useful life which is assessed as a total of 30 years from first delivery from the shipyard.

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

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels and indicates whether their estimated market values based on charter attached valuations as at December 31, 2015 prepared by an independent ship broking firm are below their carrying values as at December 31, 2015. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. We would not record an impairment for any of the vessels for which the market value based on charter attached valuations is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that show estimated market values below their carrying values exceed such vessels’ carrying values as at December 31, 2015, and accordingly have not recorded an impairment charge.

If time charter rates do not improve materially in the near term from current spot market rates, we expect that our average estimated daily time charter rates used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels. In accordance with our accounting policy, if this occurs, we will be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Sensitivity analysis as at December 31, 2015 suggests that an impairment charge of approximately $81 million would be triggered by a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts (and impairment of approximately $39 million for a 5% reduction) under the current methodology. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at December 31, 2015. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets forth the purchase price and carrying value of each of our vessels:

Vessel Name	Capacity in TEU	Year Built	Purchase Price(1) (in millions of U.S. dollars)	Carrying Value(2) (in millions of U.S. dollars)
CMA CGM Matisse(G)*	2,262	1999	34.0	18.3
CMA CGM Utrillo(G)*	2,262	1999	34.0	18.9
Delmas Keta(G)*	2,207	2003	38.0	24.5
Julie Delmas(G*)	2,207	2002	38.0	23.2
Kumasi(G)*	2,207	2002	38.0	23.8
Marie Delmas(G)*	2,207	2002	38.0	23.8
CMA CGM La Tour(G)*	2,272	2001	37.0	25.9
CMA CGM Manet(G)*	2,272	2001	37.0	26.3
CMA CGM Alcazar*	5,089	2007	94.0	69.0
CMA CGM Château d’If*	5,089	2007	94.0	69.2
CMA CGM Thalassa*	11,040	2008	154.0	123.0
CMA CGM Jamaica*	4,298	2006	67.0	60.0
CMA CGM Sambhar*	4,045	2006	67.0	58.5
CMA CGM America*	4,045	2006	67.0	58.5
CMA CGM Berlioz*	6,621	2001	82.0	65.6
OOCL Tianjin	8,083	2005	55.0	53.6
OOCL Qingdao	8,083	2004	53.6	51.7
OOCL Ningbo	8,083	2004	53.6	53.0

Total			$1,081.2	$846.9

(1)	Purchase price consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods, where relevant. Purchase price includes an element allocated to a drydock component

(2)	As at December 31, 2015, including unamortized drydocking costs
(G)	Indicates geared vessel
*	Indicates vessels for which we believe the market value based on charter attached valuations was lower than the vessel’s carrying value as at December 31, 2015. We believe that the aggregate carrying value of these vessels at December 31, 2015 exceeded their aggregate market value based on charter attached valuations as at December 31, 2015 by approximately $97.7 million.

Share Based Compensation

We have awarded restricted stock units to certain of our employees. In addition, a portion of the base compensation paid to the directors up to 2013 was in the form of restricted stock units which vested, based on service conditions only, annually in arrears. For 2015, 20% of the base compensation to be paid to our directors is expected to be in the form of stock issued under the 2015 Equity Incentive Plan. The accounting fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The update was originally effective for annual periods beginning after December 15, 2016 and early application was not permitted. In August 2015, the FASB issued a further update to defer the effective date by one year to annual periods beginning after December 15, 2017. We are currently reviewing the impact of adopting this update on our revenue recognition.

In June 2015, FASB issued an update in respect of Stock Compensation (Topic 718). The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance condition should not be reflected in estimating the grant-date fair value of the award and the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The amendment is effective for annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to lead to any changes to our financial statements.

In February 2016, FASB issued an accounting standards update in respect of leases (Topic 842). The update makes significant changes to the accounting requirements for lessees, who will be required to recognize right-of-use assets with a corresponding lease liability for all but short-term leases. The standard is to be adopted using a modified retrospective transition. The accounting requirements for lessors remain largely unchanged. The update is effective for annual periods beginning after December 15, 2018 although early application is permitted. We are currently assessing the impact of adopting this update on our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on our consolidated financial statements.

Results of Operations

Year ended December 31, 2015 Compared to Year ended December 31, 2014

	Year ended December 31,
	2015	2014
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$164.9	$138.6

Operating Expenses
Vessel operating expenses	$50.1	$48.8
Depreciation	44.9	41.1
Impairment of vessels	44.7	—
General and administrative	6.5	7.0
Other operating (income)	(0.5)	(0.5)

Total operating expenses	145.7	96.3

Operating Income	19.3	42.3

Non-Operating Income (Expense)
Interest income	$0.1	$0.1
Interest expense	(48.2)	(43.9)
Gain on redemption of Series A preferred shares	—	8.6
Realized (loss) on interest rate derivatives	—	(2.8)
Unrealized gain on interest rate derivatives	—	1.9
Income taxes	0.0	(0.1)

Net (Loss) Income	$(28.9)	$6.1
Earnings allocated to Series B preferred shares	(3.1)	(1.1)

Net (Loss) Income available to Common Shareholders	$(31.9)	$5.0

Operating Revenues

Operating revenues reflect income under fixed rate time charters in effect and was $164.9 million in the year ended December 31, 2015, up $26.3 million, or 19.0%, from operating revenues of $138.6 million for 2014. The increase in operating revenues is mainly due to a 11.7% increase in operating days from 6,146 in 2014 to 6,864 in 2015, the addition of two vessels in March and September 2015 and the full year effect of the vessel acquired in October 2014 together with reduced offhire due to fewer drydockings in 2015 and reduced idle time for vessels between charter fixtures. The charter rates on the additional vessels are $34,500 per day, significantly higher than the average rate per day of $22,105 earned in 2014. There were 6,893 ownership days in the year ended December 31, 2015 with 16 days offhire (including nine days for drydockings) and 13 idle days giving a utilization of 99.6%. In 2014, there were 6,270 ownership days with 60 days offhire (including 48 days for drydockings) and 64 idle days giving a utilization of 98.0%.

Operating Expenses

Operating expenses, including $44.7 million charge for impairment, totaled $145.7 million for the year ended December 31, 2015 (or 88% of operating revenues). Excluding impairment, operating expenses were $101.0 million (or 61% of operating revenues). For the year ended December 31, 2014, operating expenses totaled $96.3 million (or 69% of operating revenue) and there was no charge for impairment.

Operating expenses can be analyzed as follows:

•	Vessel operating expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $50.1 million for the year ended December 31, 2015 (or 30% of operating revenues) compared to $48.8 million for 2014 (or 35% of operating revenues). The average cost per ownership day was $7,269, down $509, or 6.6%, from $7,778 for 2014. The reduction is mainly due to lower crew costs, lower insurance costs on renewal and higher costs in 2014 from the cost of bunkers consumed when the two 4,113 TEU vessels were idle between charters, and for repositioning for the commencement of the new charters; $0.7 million (or $104 per day).

•	Depreciation: Depreciation was $44.9 million (or 27% of operating revenues) for the year ended December 31, 2015, up from $41.1 million (or 30% of operating revenues) in 2014 mainly due to the addition of the three vessels in October 2014, March 2015 and September 2015.

•

Impairment of Vessels: On September 30, 2015, we received notice of re-delivery for Ville d’Aquarius, our oldest vessel, built in 1996; the vessel was re-delivered on October 29, 2015. Given our assessment of the vessel’s re-chartering prospects in the then market environment and an imminent class mandated tail shaft survey, a sale of the vessel was completed on November 5, 2015 for net proceeds of approximately $4.6 million. The vessel was impaired by $22.2 million to its estimated net realizable value, after deducting estimated selling costs. On November 2, 2015, we received notice of re-delivery for Ville d’Orion, our second oldest vessel, built in 1997; the vessel was re-delivered on December 3, 2015 and similar to her sister vessel, Ville d’Aquarius, a sale of the vessel was completed on December 8, 2015 for net proceeds of approximately $4.7 million. An impairment charge of $22.5 million was booked in the third quarter of 2015 for this vessel.

•	General and administrative: General and administrative expenses were $6.5 million (or 4% of operating revenues) in the year ended December 31, 2015, compared to $7.0 million (or 5% of operating revenues) for 2014. The reduction is mainly due to lower professional fees.

•	Other operating income: Other operating income represents miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters. In the year ended December 31, 2015, other operating income was $0.5 million, the same as in 2014.

Operating Income

As a consequence of all preceding items, operating income was $19.3 million (or 12% of operating revenues) for the year ended December 31, 2015 compared to $42.3 million (or 31% of operating revenues) in 2014.

Interest Income

Interest income on cash held by us for the year ended December 31, 2015 was $62,000 compared to $64,000 in 2014.

Interest Expense

Interest expense for the year ended December 31, 2015 was $48.2 million (or 29% of operating revenues). Total average borrowings during the year, including the notes, the revolving credit facility from March 11, 2015 when it was fully drawn and the secured term loan from September 10, 2015 when it was fully drawn, was $462.8 million. Interest expense for 2014, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $43.9 million (or 32% of operating revenues) on average borrowings, including the Previous Credit Facility until it was repaid on March 19, 2014, the notes from their date of issuance on March 19, 2014 and the Series A preferred shares until their redemption on August 22, 2014, was $437.4 million. The increase in interest cost in 2015 is due mainly to the full year effect of the higher rate of interest of 10.0% on the notes compared to approximately 4.0% on the Previous Credit Facility and the Series A Preferred Shares together with interest on the revolving credit facility and the secured term loan, both of which were drawn only in 2015.

Gain on Redemption of Series A Preferred Shares

There is no effect of the Series A preferred shares in 2015. The Series A preferred shares, which had a liquidation value at maturity of $45.0 million, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36.4 million on August 22, 2014, using the proceeds received from the issuance of the Series B preferred shares, restricted cash and cash on hand. The transaction resulted in a non-cash gain of $8.6 million.

Realized Loss and Unrealized Gain on Interest Rate Derivatives

There were no realized losses or unrealized gains on derivatives in 2015. A total of $277.0 million of interest rate derivatives at a weighted average rate of 3.82% was outstanding from January 1, 2014 to March 19, 2014, when they were terminated concurrently with the repayment and termination of the Previous Credit Facility. The derivative hedging instruments gave a realized loss of $2.8 million (or 2% of operating revenues) in the year ended December 31, 2014 for settlements in the period, as USD LIBOR rates were lower than the average fixed rate. These interest rate derivatives did not qualify for hedge accounting under U.S. GAAP, and were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. There was a $1.9 million unrealized gain in the year ended December 31, 2014 for revaluation of the balance sheet position given USD LIBOR and movements in the forward curve for interest rates.

Unrealized mark-to-market adjustments had no impact on operating performance or cash generation in the period reported.

Income Taxes

Income taxes for the years ended December 31, 2015 and 2014 were not material as the vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net (Loss) Income

For the year ended December 31, 2015, net loss was $28.9 million, including $44.7 million non-cash impairment charge. Net income for the year ended December 31, 2014 was $6.1 million including the $8.6 million gain on redemption of the Series A preferred shares and $1.9 million non-cash interest rate derivative mark-to-market gain.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $35.0 million Series B preferred shares issued on August 20, 2014 are presented as a reduction of net (loss) income, as and when declared by the Board of Directors. These dividends totaled $3.1 million for the year ended December 31, 2015 compared to $1.1 million in the year ended December 31, 2014.

Net (Loss) Income Available to Common Shareholders

Net (loss) available to common shareholders, after the $44.7 million impairment charge, was $31.9 million for the year ended December 31, 2015 compared to net income of $5.0 million for 2014.

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

Operating Revenues

Operating revenues reflect income under fixed rate time charters in effect and was $138.6 million in the year ended December 31, 2014, down $4.6 million from $143.2 million for 2013. The decrease in revenue is mainly due to lower daily rates on four vessels following the extension of their charters by three years effective February 1, 2014, a total of 64 days idle time for the two 4,113 TEU vessels pending re-deployment on new charters, a reduced daily rate on Julie Delmas for 155 days during a period of reduced capability due to a damaged crane and increased offhire, offset by the contribution from OOCL Tianjin from October 28, 2014. There were 6,270 ownership days in the year ended December 31, 2014 with 60 days offhire (including 48 days for drydockings) and 64 idle days giving utilization of 98.0%. In 2013, there were 6,205 ownership days, 28 days offhire (including 21 days for drydockings) representing utilization of 99.5%.

Operating Expenses

Operating expenses totaled $96.3 million for the year ended December 31, 2014 (or 69% of operating revenues) compared to $92.1 million for the year ended December 31, 2013 (or 64% of operating revenues).

Operating expenses can be analyzed as follows:

•	Vessel operating expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $48.8 million for the year ended December 31, 2014 (or 35% of operating revenues) compared to $46.0 million for 2013 (or 32% of operating revenues). The average cost per ownership day was $7,778, up $357 or 4.8% from $7,421 for 2013. A large portion of the increase is for the cost of bunkers consumed when the two 4,113 TEU vessels were idle, between charters, and for repositioning for the commencement of the new charters.

•	Depreciation: Depreciation was $41.1 million (or 30% of operating revenues) for the year ended December 31, 2014, up slightly from $40.4 million (or 28% of operating revenues) in 2013 in part for the addition of OOCL Tianjin on October 28, 2014.

•	General and administrative: General and administrative expenses were $7.0 million (or 5% of operating revenues) in the year ended December 31, 2014 compared to $6.0 million (or 4% of operating revenues) for 2013. The increase was mainly due to additional professional fees associated with increased activity levels.

•	Other operating (income): Other operating income represents miscellaneous revenue mainly from carrying passengers and sundry recharges under the time charters. In the year ended December 31, 2014, other operating (income) was $0.5 million, compared to $0.4 million in 2013.

Operating Income

As a consequence of all preceding items, operating income was $42.3 million (or 31% of operating revenues) for the year ended December 31, 2014 compared to $51.2 million (or 36% of operating revenues) in 2013.

Interest Income

Interest income on cash held by us for the year ended December 31, 2014 was $64,000 compared to $44,000 for 2013.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the year ended December 31, 2014, was $43.9 million (or 32% of operating revenues). Total average borrowings during the year, including the Previous Credit Facility until it was repaid on March 19, 2014, the notes from their date of issuance on March 19, 2014 and the Series A preferred shares until their redemption on August 22, 2014, was $437.4 million. Interest expense for 2013 was $18.8 million (or 13% of operating revenues) on average borrowings, including the Series A preferred shares, of $450.1 million. The increase in interest cost in 2014 was due mainly to a higher rate of interest of 10.0% on the notes compared to approximately 4.0% on the Previous Credit Facility and the Series A Preferred Shares.

Gain on Redemption of Series A Preferred Shares

The Series A preferred shares, which had a liquidation value at maturity of $45.0 million, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36.4 million on August 22, 2014, using the proceeds received from the issuance of the Series B preferred shares, restricted cash and cash on hand. The transaction resulted in a non-cash gain of $8.6 million.

Realized Loss and Unrealized Gain on Interest Rate Derivatives

A total of $277.0 million of interest rate derivatives at a weighted average rate of 3.82% was outstanding from January 1, 2014 to March 19, 2014, when they were terminated concurrently with the repayment and termination of the Previous Credit Facility The derivative hedging instruments gave a realized loss of $2.8 million (or 2% of operating revenues) in the year ended December 31, 2014 for settlements in the period, as the USD LIBOR rates were lower than the average fixed rate. This compares to a realized loss of $14.0 million (or 10% of operating revenues) in the year ended December 31, 2013. These interest rate derivatives did not qualify for hedge accounting under U.S. GAAP, and were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. There was a $1.9 million unrealized gain in the year ended December 31, 2014 for revaluation of the balance sheet position given the USD LIBOR rates and movements in the forward curve for interest rates. This compares to an unrealized gain of $14.3 million in 2013.

Unrealized mark-to-market adjustments had no impact on operating performance or cash generation in the period reported.

Income Taxes

Income taxes for the years ended December 31, 2014 and 2013 were not material as the vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net Income

Net income for the year ended December 31, 2014 was $6.1 million including the $8.6 million gain on redemption of the Series A preferred shares and $1.9 million non-cash interest rate derivative mark-to-market gain. For the year ended December 31, 2013, net income was $32.5 million, including $14.3 million non-cash interest rate derivative mark-to-market gain. The decline in net income is due mainly to lower revenue as a result of the extensions to the four charters and idle time for the two 4,113 TEU vessels together with lower unrealized gains on interest rate derivatives, partly offset by the gain on redemption of the Series A preferred shares and lower realized losses on interest rate derivatives.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $35.0 million Series B preferred shares issued on August 20, 2014 are presented as a reduction of net income in 2014, as and when declared by the Board of Directors. These dividends totaled $3.1 million for the year ended December 31, 2015 compared to $1.1 million for the year ended December 31, 2014.

Net Income Available to Common Shareholders

Net income available to common shareholders was $5.0 million for the year ended December 31, 2014 compared to $32.5 million for 2013.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs including where appropriate the settlement of interest rate derivatives. In addition, each of our vessels is subject to a drydock every five years. The average cost of the 18 drydockings completed between April 2011 and January 2015 was $1.3 million with an average loss of revenue of $0.3 million while the relevant vessel was offhire. One vessel completed its scheduled drydocking in 2015. Two vessels were drydocked in each of 2014 and 2013. In addition, CMA CGM Thalassa was dry-docked in 2014 on a discretionary basis mainly to modify the bulbous bow to improve fuel efficiency at slow speeds. We have included a schedule of the next anticipated drydocking date for each of our vessels in “Business—Inspection by Classification Societies.”

The main factor affecting operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid in advance, on the 1st and 16th of each month for vessels on charter to CMA CGM and every two weeks based on the start date of the charter in the case of our other charterers. The main factors affecting quarter end cash are the timing of the payment of interest on the notes, which is due to be paid semi-annually on April 1 and October 1 each year since October 1, 2014, and the result of the Excess Cash Flow offer up to a maximum of $20 million per annum commencing in 2015, which we are required to make within 120 days of the year end. In April and May 2015, we conducted an Excess Cash Flow offer to purchase up to $20.0 million aggregate amount of our notes at a purchase price of 102% of their aggregate principal amount plus accrued and unpaid interest to, but not including, the purchase date. The principal amount of notes tendered and accepted was $350,000. Beginning on March 11, 2015, we are required to make interest payments on the $40.0 million under the revolving credit facility. Assuming LIBOR to be 0.5%, quarterly interest on the fully drawn revolving credit facility would amount to approximately $0.4 million. Beginning on September 10, 2015, we are required to make interest payments on the $35.0 million drawn under the secured term loan. Assuming LIBOR to be 0.5%, quarterly interest on the fully drawn secured term loan would amount to approximately $0.3 million. Further, the secured term loan is repayable in 20 equal quarterly installments of $1.75 million, commencing three months after drawdown on September 15, 2015. The secured term loan agreement also requires an additional amount of $1.4 million to be repaid in eight equal quarterly installments of $0.175 million beginning on the same day as the 20 equal quarterly installments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of its current charter. In addition, we intend to declare and make quarterly dividend payments amounting to approximately $0.8 million per quarter on our Series B preferred shares on a perpetual basis. Finally, we may declare and pay dividends on our common shares.

Other than costs for drydocking, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy. Changes to the regulatory environment may lead to additional capital expenditure. For example, compliance with environmental regulations regarding ballast water management may require us to fit ballast water management systems to our vessels, although not before the first scheduled drydocking after January 1, 2017. See Item 4.B. “Information on the Company—Business Overview—Environmental and Other Regulations—Ballast Water Management.”

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2015, we had $53.6 million in cash and cash equivalents. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling, Euros and HK dollars. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

Due to our charter coverage and nature of our operating and financial costs, our cashflows are predictable and visible, at least in the near to medium term. We have policies in place to control treasury activities within the group. For example, all new funding must be approved by our Board of Directors, and cash deposits can only be made with institutions meeting certain credit metrics and up to predetermined limits by institution.

Our floating rate debt is represented by drawings under the revolving credit facility and under the secured term loan. We have in the past, and may in the future, enter into hedging instruments, including interest rate swap agreements, to hedge our cash flows. We would not enter into derivatives for trading or speculative purposes.

Our liquidity and sources of cash have changed significantly as a result of the issuance of the notes, repayment of the Previous Credit Facility and termination of the associated interest rate derivatives in March 2014, the issuance of the Series B preferred shares and the redemption of the Series A preferred shares, mainly from the net proceeds therefrom, in August 2014 and the drawing on the revolving credit facility and the secured term loan.

The table below shows our consolidated cash flows for each of the three years ended December 31, 2015.

	Year ended December 31,
	2015	2014	2013
	(in millions of U.S. dollars)
Cash Flows from Operating Activities
Net (loss) Income	$(28.9)	$6.1	$32.5
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	44.9	41.1	40.4
Vessel impairment	44.7	—	—
Gain on sale of vessels	(0.1)	—	—
Amortization of deferred financing costs	3.4	5.7	1.4
Amortization of original issue discount	1.2	1.1	—
Change in fair value of derivative instruments	—	(1.9)	(14.3)
Amortization of intangible liability	(2.1)	(2.1)	(2.1)
Settlements of derivative instruments which do not qualify for hedge accounting	—	2.8	14.0
Share based compensation	0.1	0.2	0.4
Gain on redemption of Series A preferred shares	—	(8.6)	—
Movement in working capital	(0.8)	16.6	2.1

Net Cash Provided by Operating Activities	62.3	60.9	74.3
Cash Flows from Investing Activities
Cash paid for vessels	(108.2)	(55.2)	—
Proceeds from sale of vessels	9.5	—	—
Settlements and termination of derivative instruments which do not qualify for hedge accounting	—	(22.1)	(14.0)
Cash paid for drydockings	(2.6)	(2.8)	(2.6)

Net Cash Used in Investing Activities	(101.2)	(80.1)	(16.6)
Cash Flows from Financing Activities
Repayment of credit facility	—	(366.4)	(59.3)
Proceeds from issuance of secured notes	—	413.7	—
Deferred financing costs incurred	(1.0)	(15.8)	—
Net proceeds from issuance of Series B preferred shares	—	33.9	—
Repurchase of secured notes	(0.4)	—	—
Proceeds from drawdown of credit facilities	75.0	—	—
Repayment of credit facilities	(1.9)	—	—
Class A common dividends paid	(9.5)	—	—
Redemption of Series A preferred shares	—	(36.4)	—
Series B preferred shares – dividends paid	(3.1)	(1.1)	—

Net Cash Provided by (Used in) Financing Activities	59.2	27.9	(59.3)

Net Increase (Decrease) in Cash and Cash Equivalents	20.3	8.8	(1.6)
Cash and Cash Equivalents at Start of Year	33.3	24.5	26.1

Cash and Cash Equivalents at End of Year	$53.6	$33.3	$24.5

Year ended December 31, 2015 Compared to Year ended December 31, 2014

Net cash provided by operating activities was $62.3 million for the year ended December 31, 2015 reflecting mainly net loss of $28.9 million, adjusted for depreciation of $44.9 million, vessel impairment of $44.7 million, amortization of deferred financing costs and original issue discount of $4.6 million and share-based compensation of $0.1 million, less gain on sale of vessels of $0.1 million, amortization of intangible liabilities of $2.1 million and movements in working capital of $0.9 million.

Net cash provided by operating activities for the year ended December 31, 2015 was $62.3 million which was $1.4 million higher than in 2014 mainly due to higher operating income before the impairment charge, and up $21.7 million due mainly to the additional vessels, partially offset by a small negative movement in working capital in 2015 of $0.8 million compared to an improvement working capital of $16.6 million in 2014 as charter hire was paid more promptly.

Cash flows used in investing activities for the year ended December 31, 2015 included $108.2 million for the purchase of OOCL Qingdao and OOCL Ningbo ($55.2 million for OOCL Tianjin in 2014), $9.5 million net proceeds from the sale of Ville d’Aquarius and Ville d’Orion (nil in 2014) and $2.6 million on drydocking costs ($2.8 million in 2014).

Cash flows from financing activities for the year ended December 31, 2015 included $75.0 million proceeds from the drawdown of our revolving credit facility and our secured term loan less $0.4 million repurchase of notes, $1.9 million repayment of the secured term loan, $1.0 million deferred financing costs incurred, $3.1 million dividend paid on the Series B preferred shares and $9.5 million dividends paid on Class A common shares. Cash flows from financing activities for the year ended December 31, 2014 were mainly associated with the issuance of the notes and repayment and termination of the Previous Credit Facility and the issuance of the Series B preferred shares and redemption of the Series A preferred shares, together with $1.1 million dividend paid on the Series B preferred shares.

Overall, there was a net increase in cash and cash equivalents of $20.3 million in the year ended December 31, 2015, resulting in closing cash of $53.6 million compared to closing cash of $33.3 million at December 31, 2014.

Year ended December 31, 2014 Compared to Year ended December 31, 2013

Net cash provided by operating activities was $60.9 million for the year ended December 31, 2014 reflecting mainly net income of $6.1 million, adjusted for depreciation of $41.1 million, amortization of deferred financing costs and original issue discount of $6.8 million, settlement of hedges which do not qualify for hedge accounting of $2.8 million, share-based compensation of $0.2 million and movements in working capital of $16.6 million less change in fair value of derivatives of $1.9 million, amortization of intangible liabilities of $2.1 million and gain on redemption of Series A preferred shares of $8.6 million.

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

Cash flows from financing activities for the year ended December 31, 2014 included $413.7 million proceeds from the issuance of the notes and $33.9 million net proceeds from the issuance of the Series B preferred shares less $366.4 million repayment and termination of the Credit Facility, $36.4 million redemption of the Series A preferred shares, $15.8 million costs associated with the issuance of the notes and $1.1 million dividend paid on the Series B preferred shares. The only cash flow from financing activities in 2013 was $59.3 million repayment of the Previous Credit Facility.

Overall, there was a net increase in cash and cash equivalents of $8.8 million in the year ended December 31, 2014, resulting in closing cash of $33.3 million compared to closing cash of $24.5 million at December 31, 2013.

Indebtedness

The Notes and the Indenture

The notes were issued under an indenture, dated as of March 19, 2014, among the Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent. The following description of the indenture, as amended or supplemented, and the form of note is qualified by reference to the indenture, the supplemental indentures and the form of note, copies of which are filed as exhibits to this annual report.

Interest and Maturity

The notes bear interest at 10.000% per annum and mature on April 1, 2019. Interest is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2014, to holders of record at the close of business on March 15 or September 15, as the case may be, immediately preceding each such interest payment date.

Security

The notes are secured by first priority ship mortgages on 16 vessels owned by certain subsidiaries (the “Mortgaged Vessels”) including OOCL Qingdao and certain other associated property, contract rights and bank accounts, as well as share pledges over the subsidiaries that own the Mortgaged Vessels (together with the Mortgaged Vessels, the “Initial Collateral”). In addition, the notes are guaranteed by all of the vessel owning subsidiaries. In the future, vessels, shipping containers and container shipping-related assets and certain other associated property and contract rights may be pledged in addition to or in substitution for Initial Collateral. As used herein, “Collateral” refers to the Initial Collateral and any such additional or substitute collateral.

The Collateral also secures on a first priority basis up to $40.0 million of indebtedness which may be incurred under the revolving credit facility, which is described below.

Guarantees

The notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by Global Ship Lease Services Limited (“GSLS Limited”) and all of our restricted subsidiaries. The notes will be guaranteed by our future restricted subsidiaries in the circumstances provided in the indenture governing the notes.

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

In addition, at any time before April 1, 2016, we could have redeemed up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 110.000% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

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

Proceeds of Asset Sales and Events of Loss

We will be obligated in certain instances to make offers to purchase outstanding notes with the net proceeds of certain sales, such as those of Ville d’Aquarius and Ville d’Orion in the year ended December 31, 2015, or other dispositions of assets or upon the occurrence of an event of loss with respect to Collateral. The purchase price of the notes will be 102% of their principal amount plus accrued and unpaid interest, if any. The Collateral Sale Offer of approximately $8.4 million with respect to the sale of Ville d’Aquarius and Ville d’Orion was accepted in March 2016.

Excess Cash Flow

If we have at least $1.0 million of Excess Cash Flow (as defined in the indenture governing the notes) for each fiscal year, commencing in respect of the year ended December 31, 2014, we will be required to make an offer to repurchase a maximum principal amount of notes per annum equal to the lesser of (a) the Excess Cash Flow for such fiscal year and (b) $20.0 million, at a price equal to 102% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes. For each of the years 2014 and 2015, the Excess Cash Flow offer amounted to $20.0 million. The Excess Cash Flow Offer of $20.0 million for 2015 was accepted in March 2016, whereas only approximately $350,000 of the Excess Cash Flow Offer of $20.0 million for 2014 was accepted in April 2015.

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

Revolving Credit Facility

In connection with the private placement of notes, we and GSLS Limited, as initial borrowers, and together with each of our 17 subsidiaries that owned Mortgaged Vessels, as initial guarantors, entered into a credit agreement dated as of March 19, 2014, with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank International plc, as facility agent and Deutsche Bank Trust Company Americas, as security agent, together with security and other agreements, which provide for our revolving credit facility. The following description of the revolving credit facility is qualified by reference to the credit agreement, dated as of March 19, 2014, a copy of which is filed as an exhibit to this annual report.

General

The revolving credit facility provides for aggregate commitments of $40.0 million, which shall be reduced to $25.0 million if on any testing date, our debt service coverage ratio in respect of the preceding six months is less than 1:1. Debt service coverage will be tested on December 31, 2016, June 30, 2017 and December 31, 2017. Subject to customary conditions precedent, certain of our subsidiaries may borrow under the revolving credit facility to finance (or refinance) the acquisition of vessels and may also borrow amounts not to exceed, at any time, $5.0 million for general corporate purposes. To the extent that borrowings under the revolving credit facility are applied towards all or part of the acquisition cost (or the refinancing thereof) of a vessel, we will be required to pledge, on a first-priority basis, such vessel, together with certain other associated property, contract rights and bank accounts, and the capital stock of the applicable vessel-owning subsidiary, as additional Collateral securing the obligations under the revolving credit facility and the notes and the vessel owning company will become a joint and several guarantor under the notes and the revolving credit facility. The revolving credit facility was fully drawn to finance the purchase of OOCL Qingdao on March 11, 2015. Further, $0.8 million was repaid in January 2016 out of the net sale proceeds of Ville d’Aquarius and Ville d’Orion.

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

Mandatory Prepayments

The revolving credit facility will require us to prepay outstanding loans, subject to certain exceptions, with the net cash proceeds of certain sales or other dispositions of Collateral, such as the sales of Ville d’Aquarius and Ville d’Orion, or upon the occurrence of an event of loss with respect to Collateral and upon a change of control. Further, if in respect of a measurement period ending on any of December 31, 2016, June 30, 2017 or December 31, 2017, the debt service coverage ratio (essentially the ratio of EBITDA to net interest) is less than 1.0:1.0, then the availability under the facility will be reduced to $25.0 million and any drawings in excess of this must be prepaid.

Voluntary Prepayments

We will be able to voluntarily prepay outstanding loans under the revolving credit facility at any time, subject to certain notice requirements and without penalty other than break costs.

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

Certain Covenants and Events of Default

We are required to maintain minimum cash and cash equivalents in an amount of $15.0 million as at June 30 and December 31 in each year up to and including 2015 and $20.0 million on the same test dates thereafter.

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

Secured Term Loan

On July 29, 2015, we entered into a $35.0 million secured term loan with DVB Bank SE (the “secured term loan”). The entire amount was drawn on September 10, 2015. The borrower is Global Ship Lease 20 Limited (the “borrower”), our subsidiary and owner of the OOCL Tianjin, which vessel is secured to the facility (the “secured vessel”). The secured term loan is guaranteed by Global Ship Lease, Inc. The following description of the secured term loan is qualified by reference to the $35 million facility agreement, a copy of which is filed as an exhibit to this annual report.

General

The secured term loan provides for aggregate commitments not exceeding the lower of $35.0 million and 65% of the charter attached fair market value of the secured vessel at the time of drawdown. Subject to customary conditions precedent, drawing was permitted no later than September 30, 2015, to refinance the vessel or for general corporate purposes, including the purchase of additional vessels by the Global Ship Lease group.

Interest Rate, Fees and Maturity

Borrowings under the secured term loan bear interest at USD LIBOR plus a margin of 2.75% per annum up to November 30, 2018 and 3.25% thereafter, payable at least quarterly in arrears or at the end of certain other interest periods.

There is no commitment fee, although we pay certain other customary fees, including an initial arrangement fee of 1.25%.

The final maturity date of the secured term loan is September 10, 2020, which is five years after drawdown.

Repayments

The secured term loan is repayable in 20 equal quarterly installments, commencing three months after drawdown. An additional $1.4 million is to be repaid over eight equal quarterly installments, on the same dates as the first eight regular repayments, to provide a reserve for potential enhancement expenditure on the secured vessel, such as modifications to the bow or propeller. These additional installments reduce the debt balance and can be redrawn to fund the enhancement work, or, if no such work is required, redrawn or utilized to permanently reduce the quarterly installments for the remainder of the term of the loan.

Mandatory Prepayments

The secured term loan requires early repayment, inter alia, (i) on November 30, 2018, if the notes are not refinanced by that date or (ii) if the secured vessel ceases to be employed on a charter and remains without employment for a period in excess of 90 days. The secured term loan must also be repaid if the vessel is sold or becomes a total loss.

Voluntary Prepayments

We are able to voluntarily prepay the outstanding amount under the secured term loan at any time, subject to certain notice requirements, without penalty other than break costs if such voluntary prepayment is other than at a roll or maturity date.

Guarantees and Security

A guarantee is provided by us. The obligations under the secured term loan are secured by first-priority security interests (subject to certain permitted liens) over the secured vessel and related contracts.

Certain Covenants and Events of Default

We are required to maintain (i) minimum cash and cash equivalents in an amount of $15.0 million as at June 30 and December 31 in each year up to and including 2015 and $20.0 million on the same test dates thereafter and (ii) minimum shareholders’ equity of $200.0 million. Further, the facility agent is entitled to test a security cover covenant twice a year on the dates that we submit the unaudited financial statements for the first and third quarters. The security cover is calculated as the percentage of charter attached fair market value of the secured vessel to loan outstanding and is to be less than 133% in the 12 months to July 29, 2016, less than 148% between July 30, 2016 and July 29, 2017 and less than 166% thereafter. We were compliant with the covenant when tested for the third quarter of 2015.

The secured term loan also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the secured term loan will be entitled to take various actions, including the acceleration of amounts due under the facility and actions customarily permitted to be taken by a secured creditor. Amendments and waivers of the covenants described above or any other provisions which affect the secured term loan will require the consent of lenders holding all or the majority of the commitments and loans under the facility.

Previous Credit Facility

Our Previous Credit Facility with ABN AMRO Bank N.V. (also the “Agent”) and the other parties thereto from time to time was entered into in 2007 and was originally an $800.0 million revolving facility, non-amortizing for five years and with a term of eight years. All of our then vessel owning subsidiaries and GSLS Limited were borrowers and guarantors jointly and severally guaranteeing our obligations under the Previous Credit Facility. As described above, we used a portion of the net proceeds of the private placement of notes to repay all outstanding borrowings under, and terminate, our Previous Credit Facility on March 19, 2014.

Leverage

As at December 31, 2015, we had $419.7 million of secured indebtedness under the notes, we had fully drawn the $40.0 million availability under our revolving credit facility and we had an outstanding balance of $33.1 million under the secured term loan.

Our liquidity requirements are significant, primarily due to debt service requirements. Based on the $419.7 million principal amount of the notes and their fixed interest rate, our cash interest expense in a year is $42.0 million. In addition, we have an obligation to make an Excess Cash Flow tender offer of up to $20.0 million annually. Further, the revolving credit facility of $40.0 million was fully drawn to partly fund the purchase of OOCL Qingdao on March 11, 2015. Assuming a LIBOR of 0.5%, the annual interest cost associated with the revolving credit facility would be $1.5 million. The revolving credit facility matures on October 1, 2018. In addition, the outstanding balance at December 31, 2015 of $33.1 million under our secured term loan would incur annual interest of $1.1 million, assuming a LIBOR of 0.5%, increasing to $1.3 million annually after November 30, 2018. Amortization of the secured term loan is $7.7 million annually, reducing to $7.0 million after December 10, 2017. In certain circumstances, the outstanding balance of the secured term loan becomes repayable late 2018. Finally, the dividend on the $35.0 million Series B preferred shares amounts to $3.1 million each year.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, drydocking costs and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions, seek to repurchase debt securities that we have issued or repay loans that we have borrowed, including the notes and borrowings under our revolving credit facility or the secured term loan, in privately negotiated or open market transactions, by tender offer or otherwise.

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf (up to a cap pursuant to the global expense agreement for vessels managed by CMA Ships). Charterhire is payable by our charterers 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business—We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under the notes, our revolving credit facility and our secured term loan, including amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B preferred shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

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

Our other liquidity requirements include an annual Excess Cash Flow offer of up to $20.0 million on our notes and repaying the remaining principal balance of the notes at the stated maturity date on April 1, 2019, if they have not been repaid or redeemed earlier. Further, the maturity date of the revolving credit facility is October 1, 2018. Finally, the secured term loan is repayable in 20 equal quarterly installments of $1.75 million, commencing December 10, 2015. The loan agreement requires an additional $175,000 to be repaid with each of the first eight quarterly installments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional installments reduce the debt balance and can be redrawn to fund the enhancement work or utilized to permanently reduce the quarterly installments for the remainder of the term of the loan if no such work is required. The secured term loan matures on September 10, 2020, five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel (OOCL Tianjin) ceases to be employed on a charter for a period in excess of 90 days or is sold or is a total loss. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the notes.

C. Research and Development

Not applicable.

D. Trend Information

The container shipping industry is cyclical, with the demand for container shipping services and therefore the demand for container ships, driven by global trade. Between 1997 and 2007, containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fueled partly by significant increases in exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010, demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. In 2012, 2013 and 2014, containerized trade grew, year-on-year, by 3.0%, 5.1% and 5.4%, respectively. In 2015, containerized trade growth is estimated to have grown approximately 2.3%. In contrast, containership capacity grew by 5.9%, 5.5% and 6.4% in 2012, 2013 and 2014, respectively, and is estimated to have grown by 8.0% in 2015.

The period of super-cyclical growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December 2008, the orderbook was estimated to represent over 60% of existing global capacity measured in TEU. Since then, however, the industry has been recalibrating to a lower demand growth paradigm. In February 2016, the orderbook-to-fleet ratio stood at just under 20%. Furthermore, scrapping activity reached record levels of over 450,000 TEU in 2013, with another 400,000 TEU scrapped in 2014. Scrapping in 2015 was initially at lower levels, but accelerated as the year progressed; almost 25% of the year’s scrapping activity took place in December.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand. From 2005 through 2014, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $49 million, with average prices ranging between $36 million (2009) and $67 million (2008). During the same period, secondhand values for a 10-year old vessel of similar size averaged $29 million and ranged between $10 million (2014) and $52 million (2005). Meantime, spot market charter rates for such tonnage averaged about $17,800 per day and ranged between $5,500 (2009) and $44,000 (2005). In February 2016, prevailing spot market charter rates were around $6,000 per day, with newbuilding prices at approximately $38 million and second hand values at about $10 million.

Liner companies’ results are also highly sensitive to the dynamics of supply and demand. Results were adversely affected in 2009, recovered significantly in 2010 and declined again in 2011. Commencing March 2012, operators successfully implemented a series of General Rate Increases (“GRI”s) in a number of trades in order to improve financial performance. GRI initiatives continued to be implemented through 2013, 2014 and 2015 to positive, but generally short-lived, effect. Freight rates have remained volatile on most tradelanes and have come under strong downward pressure in late 2015 and early 2016.

In February 2016, the industry was facing significant headwinds in the near term: over 7% of the global containership fleet was idle and the macroeconomic backdrop fragile and uncertain. However, with ongoing scrapping, and a comparatively modest orderbook-to-fleet ratio (especially for mid-size and smaller vessels), medium term prospects are expected to be better.

E. Off-Balance Sheet Arrangements

Except as described under “—Contractual Obligations” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk”, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as at December 31, 2015. These amounts do not include dividends on the Series B preferred shares. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long-term debt obligations, excluding interest(1)	$35.2	$91.2	$366.3	$—	$492.7
Interest on long-term debt(2)	42.4	77.7	9.3	—	129.4
Ship management agreements(3)	0.4	—	—	—	0.4

Total	$78.0	$168.9	$375.6	$—	$622.5

(1)	Consists of total outstanding as at December 31, 2015 of $419.7 million aggregate principal amount of the notes, $40.0 million borrowings under our revolving credit facility and $33.1 million drawings less amortization under our secured term loan.
(2)	Represents aggregate interest payments on the notes, assuming amortization of the notes with the maximum excess cash flow offers on March 31, 2016, 2017 and 2018, interest at 325 basis points over USD LIBOR (assumed to be 0.5%) for our revolving credit facility to its final maturity date of October 1, 2018 and interest for our secured term loan at 275 basis points over USD LIBOR until November 30, 2018 and 325 basis points over USD LIBOR thereafter until its latest maturity on September 10, 2020.
(3)	Reflects the management fee payable for two-month notice period required in connection with the termination of the 13 ship management contracts with CMA Ships based on the annual management fee of $123,000 per vessel and the minimum term of one year, as well as a three-month notice period required in connection with the five ship management contracts with our other ship manager, based on the annual management fee of $123,000. These obligations do not include any amount for the reimbursement of daily operating costs incurred by the ship managers on our behalf.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2015 are listed below:

Name	Age	Position
Michael S. Gross	54	Chairman of the Board
Howard Boyd	71	Director
Angus R. Frew	57	Director
Guy Morel	66	Director
Alain Wils	72	Director
John J. van de Merwe	63	Director
Ian J. Webber	58	Chief Executive Officer
Susan J. Cook	59	Chief Financial Officer
Thomas A. Lister	46	Chief Commercial Officer
Vivek Puri	58	Chief Technical Officer

Michael S. Gross. Mr. Gross has been a director since inception and was appointed Chairman in September 2008. Since December 2010, Mr. Gross has been the Chairman of the board of directors, Chief Executive Officer and President of Solar Senior Capital Ltd, a finance company focusing on debt and equity investments in leveraged companies. From December 2007 through December 2010, Mr. Gross served as the Chairman of the board of directors and Chief Executive Officer of Solar Capital Ltd. From July 2006 through approximately the first quarter of 2009, Mr. Gross was a partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Mr. Gross was the Chairman, Chief Executive Officer and Secretary of Marathon Acquisition Corp. from April 2006 to August 2008. Between February 2004 and February 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. (“AIM”), a leading private equity firm that he founded in 1990 and the investment adviser to AIC. From 1990 to February 2006, Mr. Gross was a senior partner at AIM. Mr. Gross currently serves on the board of directors of Jarden Corporation.

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

Angus R. Frew. Mr. Frew has been a director since August 2008. He has been Secretary General of BIMCO since October 2013. Previously, Mr. Frew was chief executive of the UK Chamber of Shipping since July 2009. Mr. Frew was president and chief executive officer from 2003 until 2008 of GE SeaCo SRL, a joint venture between GE Capital and Sea Containers Ltd and one of the largest global container leasing companies. Mr. Frew was a director of the Institute of International Container Lessors from 2003 until 2008, serving as chairman in 2004, and a director of the Container Owners’ Association from 2007 to early 2008. Mr. Frew was an officer of Sea Containers Ltd from 2003 to 2005 and senior vice president of its container division. From 1990 to 2002, Mr. Frew held senior management positions in the beverages industry with Grand Metropolitan Plc, Diageo Plc and The Seagram Company Ltd. After qualifying as a British Chartered Accountant in 1983, Mr. Frew held senior financial positions in a number of small entrepreneurial businesses in the IT consultancy, design and retail industries. Mr. Frew has an honors degree in chemistry from the University of Durham.

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

Alain Wils. Mr. Wils has been a director since May 2014. He is a consultant in the shipping and logistics industries, after more than 40 years of experience in the sector. Mr. Wils joined the CMA CGM group in 1996 as managing director of the previously state-owned shipping company, CGM, on its acquisition by CMA. He was appointed an executive board member of CMA CGM in 2001 on the merger of CMA and CGM until his retirement in 2008. From 1992 to 1996, he was chairman and CEO of Sceta International, later renamed Geodis International, a leading European logistics and freight forwarding company. He was the managing director of the shipping group Delmas Vieljeux, which he joined in 1971, from 1982 to 1992. Mr. Wils, who is a graduate of HEC Paris and of Paris University, was appointed Chevalier de la Légion d’Honneur in 1995 and chaired the French Shipowners’ Association from 1998 to 2000.

John J. van de Merwe. Mr. van de Merwe has been a director since May 2014. With over 40 years of experience in operations, sales, pricing, marketing, geographic management, logistics, general and executive management in the international transportation industry, he is currently an independent consultant based in the Netherlands, providing services on maritime, transportation and logistics related topics, an activity he started in 2006. Mr. van de Merwe joined CMA CGM in 2000 to become President, and later President/CEO, of their high growth North American entity, based in Secaucus, New Jersey and later Marseille, and retired in 2006. In 1972, he started his career in Rotterdam, the Netherlands where he joined Sea-Land Service Inc. in operations. He subsequently spent 28 years with Sea-Land and held a number of management positions, including sales, operations, pricing and became General Manager for North Europe in 1988. In 1990, he assumed responsibility for 29 countries, 23 ports and over 1,000 staff as Vice President/General Manager Europe, which role included business development in the former Soviet Union. In 1990, Mr. van de Merwe became the first non-American Officer of Sea-Land and, in 1997, he was appointed Division Head for the new Asia/Middle East/ Europe Division. He also served on the Senior Management Board and pioneered the concept of a shared service center for Sea-Land in Mumbai. Mr. van de Merwe holds an International Marketing Degree from the Netherlands Institute for Marketing.

Ian J. Webber. Mr. Webber became our Chief Executive Officer in August 2008. From 1979 to 1996, Mr. Webber worked for PriceWaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.

Susan J. Cook. Ms. Cook became our Chief Financial Officer in August 2008. From 1986 to 2006, Ms. Cook worked for The Peninsular and Oriental Steam Navigation Company and served as Group Head of Specialized Finance from 2003 to 2006, Head of Structured Finance from 1999 to 2003, Deputy Group Treasurer from 1994 to 1999 and Treasury Manager from 1989 to 1993. She is a Chartered Management Accountant and a member of the Association of Corporate Treasurers. Ms. Cook graduated from Brunel University and received a Master of Science from Oxford University.

Thomas A. Lister. Mr. Lister became our Chief Commercial Officer in August 2008. From 2005 until 2007, Mr. Lister was Senior Vice President at DVB Group Merchant Bank (Asia) Ltd, responsible for developing DVB’s Singapore ship fund and leasing project. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group Nordcapital as Director of Business Development. From 1991 to 2002, Mr. Lister worked for a number of shipping companies in both South America and the United States. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Vivek Puri. Mr. Puri became our Chief Technical Officer in November 2008. Prior to joining us, Mr. Puri was Senior Vice President and Chief Technical Officer for British Marine PLC UK. Before that, he was Chief Technical Officer at Synergy Marine Cyprus, where he was responsible for the technical and commercial operations of a rapidly growing fleet of containerships. Mr. Puri spent 26 years with the Wallem Group, a global ship management company, where he held several positions, including Managing Director of Wallem Ltd UK. Mr. Puri graduated from the Marine Engineering College India in 1978. He is a Chartered engineer, a Chartered marine engineer and a Fellow of the Institute of Marine Engineers and Scientists.

B. Compensation

Employment Agreements and Executive Compensation

Global Ship Lease Services Limited, our wholly-owned subsidiary, has entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and Global Ship Lease Services Limited, Mr. Webber serves as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary of £304,668 and is eligible to receive a bonus payment up to an annual maximum of 60% of his salary at the discretion of Global Ship Lease Services Limited.

The agreement is terminable by Mr. Webber if he provides not less than six months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than 12 months advance written notice to him (subject to exceptions in the case of summary termination). Global Ship Lease Services Limited has the right to terminate Mr. Webber at any time and in its absolute discretion by paying Mr. Webber a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Webber terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), he will be entitled to receive payment in lieu of salary and contractual benefits for the 12 month notice period, together with any accrued but unpaid bonus.

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

The agreement is terminable by Ms. Cook if she provides not less than six months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than nine months advance written notice to her (subject to exceptions in the case of summary termination). Pursuant to the terms of her employment agreement, Global Ship Lease Services Limited has the right to terminate Ms. Cook at any time and in its absolute discretion by paying Ms. Cook a sum equal to her salary and contractual benefits for the relevant period of notice. If Ms. Cook terminates her employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), she will be entitled to receive payment in lieu of salary and contractual benefits for the nine-month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during her employment or for a period of one year thereafter, Ms. Cook. will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

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

The agreement is terminable by Mr. Lister if he provides not less than three months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than six months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, Global Ship Lease Services Limited will have the right to terminate Mr. Lister at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Lister terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), he will be entitled to receive payment in lieu of salary and contractual benefits for the six-month notice period, together with any accrued but unpaid bonus.

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

The agreement is terminable by Mr. Puri if he provides not less than three months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provides not less than six months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, Global Ship Lease Services Limited will have the right to terminate Mr. Puri at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Puri terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), he will be entitled to receive payment in lieu of salary and contractual benefits for the six-month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during his employment or for a period of 12 months thereafter, Mr. Puri, will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Compensation of Directors

The Chairman of our board of directors receives an annual fee of $157,500. Our other directors receive an annual fee of $105,000. For 2016, 20% of the annual fee is to be settled by the issuance of shares under the 2015 Equity Incentive Plan. A total of 8,529 shares were issued on March 31, 2016 in respect of directors fees for the first quarter of 2016. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairmen of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

2015 Equity Incentive Plan

We adopted the Global Ship Lease, Inc. 2015 Equity Incentive Plan (the “2015 Plan”) on August 28, 2015 when it was approved at our 2015 annual meeting. The 2015 Plan is substantively similar to the prior plan, the Global Ship Lease, Inc. 2008 Equity Incentive Plan (the “2008” Plan”), which became effective on the closing of the Merger and under which we do not intend to make any further awards.

The 2015 Plan allows our and our subsidiaries’ employees, consultants and directors to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents. The following description of the Plan is qualified by reference to the 2015 Plan, a copy of which is filed as an exhibit to this annual report.

The 2015 Plan is administered by our board of directors or a committee of the board of directors. Subject to adjustment as provided below, the maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2015 Plan during its 10-year term is 1,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the 2015 Plan in any fiscal year is 500,000 per participant. If an award granted under the 2015 Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the 2015 Plan.

In the event that we are subject to a change of control, the 2015 Plan administrator, in its sole discretion, may make such adjustments and other substitutions to the 2015 Plan and outstanding awards under the 2015 Plan as it deems equitable or desirable.

The exercise price for options cannot be less than 100% of the fair market value on the date of grant. The maximum term of each stock option agreement shall not exceed 10 years from the grant date.

Stock appreciation rights, or SARs, may provide for a maximum limit on the amount of any payout notwithstanding the fair market value on the date of exercise of the SAR. The exercise price of a SAR shall not be less than 100% of the fair market value on the date of grant. The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed 10 years from the date of grant.

Stock grants may be issued with or without cash consideration under the 2015 Plan. The holder of a stock grant awarded under the 2015 Plan shall have the same voting, dividend and other rights as other Class A common shareholders. The 2015 Plan administrator may provide a participant who holds stock grants with dividends or dividend equivalents payable in cash, Class A common shares or other property.

Settlement of vested stock units may be in the form of cash, shares or any combination of both, as determined by the 2015 Plan administrator at the time of the grant of the stock units. Methods of converting stock units into cash may include (without limitation) a method based on the average fair market value of shares over a series of trading days. The holders of stock units shall have no voting rights.

Subject to the provisions of the 2015 Plan, awards granted under the 2015 Plan may include dividend equivalents. The 2015 Plan administrator may determine the amounts, terms and conditions of any such awards provided that they comply with applicable laws.

In March 2016, Mr. Webber was granted 76,300 restricted shares, Ms. Cook 43,426 restricted shares, Mr. Lister 46,044 restricted shares and Mr. Puri 34,230 restricted shares. Half of these awards, totalling 100,000 restricted shares, are expected to vest when the individual leaves employment provided that this is after December 31, 2016 and is not as a result of termination for cause. The other half is expected to vest after December 31, 2016 but only after the company’s stock price has been at least $5.00 for 20 consecutive trading days, provided that this is before December 31, 2019. On March 31, 2016, a total of 8,529 shares were issued under the 2015 Plan as part of our directors’ compensation. No other awards have been granted under the 2015 Plan and none may be granted after the tenth anniversary of the date of shareholder approval.

2008 Equity Incentive Plan

The 2008 Plan, under which we do not intend to make any additional grants, has entitled our and our subsidiaries’ employees, consultants and directors to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents. The material terms of the 2008 Plan are substantively similar to the 2015 Plan described above.

A total of 1,498,123 Class A common shares have been awarded under the Plan.

In August 2008, our board of directors granted 375,000 restricted shares to Mr. Webber, 202,500 restricted shares to Ms. Cook and 202,500 restricted shares to Mr. Lister under the 2008 Plan, which vested over a three-year period. One third of the award vested over 20 business days commencing mid-September 2009, one third vested over 20 business days commencing mid-September 2010 and one third vested over 20 business days commencing mid-September 2011. In November 2008, Mr. Puri was granted 80,000 restricted shares, half of which vested over 20 business days commencing mid-September 2009 and the other half vested over 20 business days commencing mid-September 2010. In March 2011, Mr. Puri was granted 15,000 restricted shares that vested over 20 business days commencing mid-September 2011. In September 2011, Mr. Webber was granted 55,000 restricted shares, Ms. Cook was granted 34,000 restricted shares, Mr. Lister was granted 34,000 restricted shares and Mr. Puri was granted 27,000 restricted shares, which were expected to vest over a two-year period. One half of the award was expected to vest over 20 business days commencing mid-September 2012, and one half over 20 business days commencing mid-September 2013. In March 2012, the grants made in September 2011 were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason other than for termination for cause, provided that this would be after September 30, 2012 in respect of half of the grant and September 30, 2013 for the other half of the grant. In March 2012, Mr. Webber was granted 27,500 restricted shares, Ms. Cook was granted 17,000 restricted shares, Mr. Lister was granted 17,000 restricted shares and Mr. Puri was granted 13,500 restricted shares, which are expected to vest when the individual leaves employment provided that this will be after September 30, 2014 and is not as a result of termination for cause or resignation prior to January 1, 2017. In March 2013, Mr. Webber was granted 27,500 restricted shares, Ms. Cook was granted 17,000 restricted shares, Mr. Lister was granted 17,000 restricted shares and Mr. Puri was granted 13,500 restricted shares, which are expected to vest when the individual leaves employment provided that this will be after September 30, 2015 and is not as a result of termination for cause or resignation prior to January 1, 2017. Other than the annual awards of restricted stock units as part of the compensation of our board of directors, no other awards have been made.

C. Board Practices

Our board of directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term.

The current term of office of the Term I class of directors consisting of Mr. Morel and Mr. van de Merwe expires at the annual meeting of shareholders to be held in 2018.

The current term of office of the Term II class of directors, consisting of Mr. Boyd and Mr. Frew, expires at the annual meeting of shareholders to be held in 2016.

The current term of office of the Term III class of directors, consisting of Mr. Gross and Mr. Wils, expires at the annual meeting of shareholders to be held in 2017.

None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon the termination of their employment.

Director Independence

Our board of directors has determined that all directors are “independent directors” as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE rules.

Board Committees

Our board of directors has formed an audit committee, a compensation committee, and a governance and nominating committee. Our board committee charters are available on our website (www.globalshiplease.com) and in print to any investor upon request. The information included on our website is not incorporated herein by reference.

Audit Committee

We have established an audit committee, comprised of three members of our board of directors, who, as directed by our written audit committee charter, is responsible for overseeing the management’s conduct of our systems of internal accounting and financial controls, reviewing our financial statements, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees.

The audit committee will at all times be composed exclusively of “independent directors” who, as required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Our audit committee consists of Messrs. Boyd, Frew and Morel, each of whom is “independent” as defined in Rule 10A-3 under the Exchange Act and the NYSE rules.

In addition, the audit committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Frew satisfies the NYSE’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under Item 401 of Regulation S-K under the Exchange Act.

Compensation Committee

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee. Our compensation committee consists of Messrs. Boyd, Frew and Gross. The compensation committee is responsible for and reports to the board of directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and determines director and executive compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

U.S. issuers are required to have a nominating and corporate governance committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a nominating and corporate governance committee. Our nominating and corporate governance committee consists of Messrs. Boyd, Gross and Morel. The nominating and corporate governance committee reports to the board of directors on and is responsible for succession planning and the appointment, development and performance evaluation of our board members and senior executives. It also assesses the adequacy and effectiveness of our corporate governance guidelines, reviewing and recommending changes to the board whenever necessary.

D. Employees

At each of December 31, 2015, 2014 and 2013, we had eight employees.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

See “Item 6.B. Compensation – 2015 Equity Incentive Plan” for information regarding our equity incentive plan.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of March 31, 2016 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all of our common shares shown as beneficially owned, subject to applicable community property laws. As of March 31, 2016, an aggregate of 54,955,969 Class A and Class B common shares were issued and outstanding.

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

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership of Class A and Class B common shares	Approximate Percentage of Outstanding Common Shares
Michael S. Gross(2)(3)	10,738,973	19.54%
Howard Boyd(3)	61,174	0.11%
Angus R. Frew(3)	61,174	0.11%
Guy Morel(3)	61,174	0.11%
Alain Wils(3)	1,312	0.00%
John J. van de Merwe(3)	2,312	0.00%
Ian J. Webber(4)	204,800	0.37%
Susan J. Cook(5)	103,600	0.19%
Thomas Lister(6)	103,600	0.19%
Vivek Puri(7)	49,400	0.09%
All directors and executive officers as a group (10 individuals)	11,387,519	20.72%
CMA CGM S.A.(8)	24,412,700	44.42%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Mr. Gross owns and controls Marathon Founders, LLC, which is the record holder of 6,217,712 Class A and Class B common shares. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, New York, New York 10022.
(3)	Each of these individuals is a director and the holding includes an aggregate of 8,529 shares issued on March 31, 2016 under the 2015 Equity incentive Plan as part of their compensation for the first quarter of 2016.
(4)	Mr. Webber serves as our Chief Executive Officer. At March 31, 2016, Mr. Webber held 186,300 restricted stock units scheduled to vest after May 30, 2016 that are not included in the table above.
(5)	Ms. Cook serves as our Chief Financial Officer and Secretary. At March 31, 2016, Ms. Cook held 111,426 restricted stock units scheduled to vest after May 30, 2016 that are not included in the table above.
(6)	Mr. Lister serves as our Chief Commercial Officer. At March 31, 2016, Mr. Lister held 114,044 restricted stock units scheduled to vest after May 30, 2016 that are not included in the table above.
(7)	Mr. Puri serves as our Chief Technical Officer. At March 31, 2016, Mr. Puri held 88,230 restricted stock units scheduled to vest after May 30, 2016 that are not included in the table above.
(8)	The business address of CMA CGM S.A. is 4, quai d’Arenc, 13235 Marseille Cedex 02, France.

As of March 31, 2016, we had 16 shareholders of record, six of which were located in the United States and held an aggregate of 29,894,723 of our Class A and Class B common shares, representing 54.4% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,818,607 of our common shares as of March 31, 2016. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

Our major shareholders do not have different voting rights.

We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

See Item 4.B. “Information on the Company—Business Overview” for a discussion of our commercial transactions and agreements with CMA CGM and CMA Ships.

Registration Rights Agreement

At the time of the Merger, we entered into a registration rights agreement with CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial shareholders of Marathon common stock (including Michael Gross), pursuant to which we agreed to register for resale on a registration statement under the Securities Act of 1933, as amended, and applicable state securities laws, the common shares issued to such shareholders pursuant to the Merger or upon exercise of warrants. CMA CGM has the right to demand up to three registrations and the Marathon initial shareholders have the right to demand up to two registrations. These shareholders also have the right to request that we file a shelf registration statement with respect to their common shares as soon as the applicable transfer restrictions under the shareholders agreement expire. In addition, these shareholders also have piggyback registration rights allowing them to participate in offerings by us and in demand registrations of the other shareholders. We are obligated to pay all expenses incidental to the registration, excluding underwriter discounts and commissions. An amendment to the registration rights agreement was agreed to on February 11, 2013 in the context of CMA CGM desiring to pledge their holdings of our Class A common shares and Class B common shares as security for a new facility agreement. The amendment provides that if we have received a notice of pledge in respect of these shares, then we may not file a registration statement in respect of them, essentially unless the pledgors agree. We received a notice of pledge on February 11, 2013. 10,737,004 common shares held by Marathon’s initial shareholders were registered for sale under a registration statement on Form F-3 filed with the SEC on July 28, 2014.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

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

In addition to the 47,541,484 Class A common shares outstanding at December 31, 2015, there were 7,405,956 subordinated Class B common shares held by Marathon’s initial shareholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, we can pay quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

There were 1,400,000 depositary shares outstanding at December 31, 2015, each of which represents 1/100th of one share of our Series B preferred shares. Dividends on the Series B preferred shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B preferred shares of the Company, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B preferred shares, subject to certain exceptions. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” Dividends have been declared as scheduled with respect to our Series B preferred shares.

Our ability to pay dividends may be subject to constraints under our secured term loan, revolving credit facility or the indenture governing our notes and limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. See Item 3.D. “Key Information—Risk Factors” for a discussion of the risks associated with our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be treated as “qualified dividend income” subject to tax at preferential rates. See Item. 10.E. “Additional Information—Taxation—Tax Consequences of Holding Class A Common Shares —Taxation of dividends paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income.”

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing.

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”. On August 20, 2014, our depositary shares, each of which represents a 1/100th interest in a share of our Series B preferred shares, began trading on the NYSE under the symbol “GSL-B”.

The following sets forth the high and low closing sales price of our Class A common shares and our depositary shares, each of which represents a 1/100th interest in a share of our Series B preferred shares as reported on the NYSE for the periods shown:

	Class A Common Share		Depositary Share, representing 1/100th interest in Series B Preferred Share
Year Ended	High	Low	High	Low
December 31, 2011	$7.43	$1.65	—	—
December 31, 2012	$3.90	$1.60	—	—
December 31, 2013	$6.34	$4.61	—	—
December 31, 2014 (Series B preferred from August 20, 2014)	$5.85	$3.12	$24.70	$18.19
December 31, 2015	$6.29	$2.50	$23.94	$11.51

Quarter Ended	High	Low	High	Low
March 31, 2014	$5.85	$4.12	—	—

June 30, 2014	$4.44	$3.72	—	—
September 30, 2014 (Series B preferred from August 20, 2014)	$4.40	$3.63	$24.70	$22.00
December 31, 2014	$4.50	$3.12	$23.20	$17.44
March 31, 2015	$5.64	$4.63	$23.30	$18.19
June 30, 2015	$5.97	$5.10	$23.94	$22.20
September 30, 2015	$6.29	$4.40	$23.54	$21.37
December 31, 2015	$4.69	$2.50	$23.54	$11.51
March 31, 2016	$2.60	$1.07	$14.60	$8.00

Month Ended	High	Low	High	Low
October 31, 2015	$4.69	$4.10	$22.53	$21.77
November 30, 2015	$4.19	$3.33	$21.97	$14.90
December 31, 2015	$3.40	$2.50	$16.55	$11.51
January 31, 2016	$2.60	$1.67	$12.24	$8.00
February 29, 2016	$2.13	$1.53	$12.94	$10.27
March 31, 2016	$1.32	$1.07	$14.60	$11.36

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Articles of Incorporation have previously been filed as Exhibit C to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed with the SEC on July 8, 2008 and are hereby incorporated by reference into this Annual Report. Our Bylaws have previously been filed as Exhibit 3.2 to the registration statement on Form F-4 (File No. 333-150309) filed with the SEC on April 18, 2008 and are hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Articles of Incorporation and Bylaws and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the sections “Description of Capital Shares,” “Description of Preferred Shares,” and “Description of Depositary Shares” of the Amendment No. 1 to our registration statement on Form F-3 (File No. 333-197518) filed with the SEC on July 28, 2014 and hereby incorporated by reference into this Annual Report. There have been no changes since that date, other than the issuance of the Series B preferred shares in August 2014, as described below.

On August 20, 2014, we issued 1,400,000 depositary shares, each of which represents 1/100th of one share of our Series B preferred shares. In the event of any liquidation, dissolution or winding up of our affairs, holders of the Series B preferred shares will have the right to receive the liquidation preference of $2,500.00 per share of Series B preferred shares (equivalent to $25.00 per depositary share or $35.0 million in the aggregate) plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared. Dividends are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B preferred shares of the Company, no dividend may be declared or paid or set apart for payment on our common stock and each other class or series of capital stock established after the original issue date of the Series B preferred shares that is not expressly made senior to or on parity with the Series B preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”) (other than a dividend payable solely in Junior Securities), unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B preferred shares and any securities that rank pari passu with the Series B preferred shares through the most recent respective dividend payment dates. Holders of the Series B preferred shares generally have no voting rights, except in limited circumstances. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B preferred shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The rights, preferences and restrictions attaching to the Series B preferred shares are described in the section “Description of Series B Preferred Shares and Depositary Shares” of our prospectus supplement dated August 13, 2014 filed with the SEC on August 15, 2014 and hereby incorporated by reference into this Annual Report. There have been no changes since that date. The rights, preferences and restrictions attaching to the Series B preferred shares are further qualified by (i) the Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014, and (ii) the Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (each of (i) and (ii) being incorporated by reference to Exhibits 3.1 and 4.1, respectively, of Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on August 20, 2014), each of which is hereby incorporated by reference into this Annual Report. There have been no changes since that date.

We are not aware of any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

C. Material Contracts

Reference is made to Item 4.B. “Information on the Company—Business Overview” for a description of the time charters, the ship management agreements and the global expense agreement, which is incorporated herein by reference. Reference is made to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity, working capital and dividends—Indebtedness” for a description of the credit agreement governing our revolving credit facility, the indenture governing our notes and the agreement governing our secured term loan, which is incorporated herein by reference. Reference is made to Item 6.B. “Directors, Senior Management and Employees—Compensation” for a description of employment agreements, which is incorporated herein by reference. Reference is made to Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” for a description of the registration rights agreement, which is incorporated herein by reference.

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

This section is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

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

The 4% gross basis tax

For foreign corporations not engaged in a U.S. trade or business, the United States imposes a 4% U.S. federal income tax (without allowance of any deductions) on the corporation’s U.S. source gross transportation income. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel, or the performance of services directly related to the use of a vessel (and thus includes time charter and bareboat charter income). The U.S. source portion of transportation income includes 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be U.S. source, we do not expect to have any transportation income from voyages that begin and end in the United States.

The net basis tax and branch profits tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or were we to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gains from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business, or effectively connected income. Any effectively connected income would be subject to U.S. federal corporate income tax (with the highest statutory rate currently being 35%). In addition, an additional 30% branch profits tax would be imposed on us at such time as our after-tax effectively connected income is viewed as having been repatriated to our offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income.

The Section 883 exemption

Both the 4% gross basis tax and the net basis and branch profits taxes described above are inapplicable to U.S. source transportation income that qualifies for exemption under Section 883 of the Code. To qualify for the Section 883 exemption, a foreign corporation must, among other things:

•	be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States, which we call an Equivalent Exemption;

•	satisfy one of the following three ownership tests (discussed in more detail below): (1) the more than 50% ownership test, or 50% Ownership Test, (2) the controlled foreign corporation test, or CFC Test or (3) the “Publicly Traded Test”; and

•	meet certain substantiation, reporting and other requirements (that include the filing of U.S. income tax returns).

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

(1) The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders include: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-U.S. corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). We believe that we satisfied the 50% Ownership Test, up to and including 2008, due to being a wholly owned subsidiary of CMA CGM until the Merger on August 14, 2008, but believe that we currently may not be able to satisfy the 50% Ownership Test due to our lack of knowledge of the direct and indirect owners of entities which own our Class A common shares.

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year.

In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of stock, or 5% Shareholders, own, in the aggregate, 50% or more of the vote and value of that class of stock. This is referred to as the 5% Override Rule. In performing the analysis, we are entitled to rely on current Schedule 13D and 13G filings with the SEC to identify our 5% Shareholders, without having to make any independent investigation to determine the identity of the 5% Shareholder. In the event the 5% Override Rule is triggered, the Section 883 Regulations provide that the 5% Override Rule will nevertheless not apply if the company can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders,” as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of the relevant class of stock held by 5% Shareholders for more than half the number of days during the taxable year.

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2015 under the Publicly Traded Test, and expect to so qualify for 2016. However, it is possible that our ownership may change such that qualified shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% Shareholders from owning 50% or more of the total value of our stock held by the 5% Shareholders group, causing the 5% Override Rule to apply. If the 5% Override Rule applies, we would fail the Publicly Traded Test, and may fail to qualify for the Section 883 exemption.

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

Possibility of taxation as a U.S. corporation

Section 7874 of the Code provides that a foreign corporation that acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, (1) at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation, and (2) the foreign corporation’s expanded affiliate group does not have substantial business activities in the foreign corporation’s jurisdiction of organization. Although we believe that this rule should not apply to us in the context of the Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and, therefore, there can be no assurance that the IRS would not seek to challenge such a position, or that such a challenge would not be successful.

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

Subject to the discussions of the PFIC and CFC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction available for dividends received from U.S. corporations. In the case of certain non-corporate U.S. holders, dividends that we pay generally will be treated as “qualified dividend income” subject to tax at preferential rates, provided that the Class A common shares are listed on an established securities market in the United States (such as the NYSE), the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. If we pay an “extraordinary dividend” on our Class A common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

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

3.8% tax on net investment income

A U.S. holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s net investment income (or undistributed net investment income in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. holder’s net investment income will generally include distributions made by us that constitute dividends and gain upon a sale, exchange or other disposition of our Class A common shares. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership of our Class A common shares.

Consequences of possible passive foreign investment company classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (1) 75% or more of its gross income is “passive” income or (2) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business; income derived from the performance of services does not, however, constitute “passive income.” The determination of whether a corporation is a PFIC is made annually. If a corporation is a PFIC in any taxable year that a person holds stock in the corporation (and was not a qualified electing fund with respect to such year, as discussed below), the stock held by such person will be treated as stock in a PFIC for all future years (absent an election which, if made, may require the electing person to pay taxes in the year of the election).

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

If we were to be classified as a PFIC in any year, each U.S. holder of our Class A common shares that does not make a timely qualified electing fund or mark-to-market election (as discussed below) will be subject (in that year and all subsequent years) to special rules with respect to: (1) any “excess distribution” (generally defined as any distribution received by a U.S. holder in a taxable year that is greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A common shares), and (2) any gain realized upon the sale or other disposition of the Class A common shares. Under these rules:

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

In addition, each U.S. holder of our Class A common shares will generally be required to file an IRS Form 8621 if such U.S. holder holds its shares in any year in which we were classified as a PFIC.

In order to avoid the application of the PFIC rules discussed above with respect to excess distributions and realized gains, U.S. holders of our Class A common shares may make a qualified electing fund, or a QEF, election provided in Section 1295 of the Code. In lieu of the PFIC rules discussed above, a U.S. holder that makes a valid QEF election will, in very general terms, be required to include its pro rata share of our ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if the amount of that income is not the same as the distributions paid on the Class A common shares during the year. If we later distribute the income or gain on which the U.S. holder has already paid taxes under the QEF rules, the amounts so distributed will not again be subject to tax in the hands of the U.S. holder. A U.S. holder’s tax basis in any Class A common shares as to which a QEF election has been validly made will be increased by the amount included in such U.S. holder’s income as a result of the QEF election and decreased by the amount of nontaxable distributions received by the U.S. holder. On the disposition of a common share, a U.S. holder making the QEF election generally will recognize capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and its adjusted tax basis in the common share. In general, a QEF election should be made on or before the due date for filing a U.S. holder’s federal income tax return for the first taxable year for which we are a PFIC or, if later, the first taxable year for which the U.S. holder held common stock. In this regard, a QEF election is effective only if certain required information is made available by the PFIC. Subsequent to the date that we first determine that we are a PFIC, we will use commercially reasonable efforts to provide any U.S. holder of Class A common shares, upon request, with the information necessary for such U.S. holder to make the QEF election. If we do not believe that we are a PFIC for a particular year but it is ultimately determined that we were a PFIC, it may not be possible for a holder to make a QEF election for such year.

In addition to the QEF election, Section 1296 of the Code permits U.S. persons to make a “mark-to-market” election with respect to marketable stock in a PFIC. If a U.S. holder of our Class A common shares makes a mark-to-market election, such U.S. holder generally would, in each taxable year that we are a PFIC: (1) include as ordinary income the excess, if any, of the fair market value of the Class A common shares at the end of the taxable year over such U.S. holder’s adjusted tax basis in the Class A common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such U.S. holder’s adjusted tax basis in the Class A common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the U.S. holder’s basis in the Class A common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). If a U.S. holder makes an effective mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our Class A common shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The consequences of this election are generally less favorable than those of a QEF election for U.S. holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case. U.S. holders should consult their tax advisors as to the consequences to them of making a mark-to-market or QEF election, as well as other U.S. federal income tax consequences of holding stock in a PFIC in light of their particular circumstances.

As previously indicated, if we were to be classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid by us would not constitute “qualified dividend income” and, hence, would not be eligible for the preferential rates of U.S. federal income tax that apply to certain non-corporate U.S. holders.

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our Class A common shares and any of our non-U.S. subsidiaries is also classified as a PFIC, such U.S. holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

Possible treatment as a controlled foreign corporation

If more than 50% of the voting power or value of our shares is owned by U.S. persons (within the meaning of the Code) who each own (directly or through application of certain rules of attribution) 10% or more of the voting power of the shares, or U.S. 10% Holders, we will be a controlled foreign corporation, or a CFC. If we were so treated, there will be additional tax consequences to U.S. 10% Holders. In particular, in each year we are a CFC, such U.S. 10% Holders who directly or indirectly own our shares on the last day of the year will be required to include in ordinary income their pro rata share of our “Subpart F income,” even if no distributions are made, for each such year. Such inclusions will not be eligible for the preferential rates of tax on qualified dividend income received by non-corporate taxpayers. In general, Subpart F income will include dividends, interest, royalties and other passive income of ours, but will not include active business income. We believe, and intend to take the position, that the charters we have entered into should not generate passive income, and thus the income generated by our charters should not be treated as Subpart F income to our U.S. 10% Holders, although no assurance can be provided that the IRS will not successfully challenge such position.

Additionally, if we are treated as a CFC, gains realized by a U.S. 10% Holder on the sale or other disposition of Class A common shares may be treated as dividend income to the extent of our certain accumulated earnings and profits. Moreover, for the period in which we are a CFC and a U.S. holder is a U.S. 10% Holder, we generally will not be treated as a PFIC with respect to Class A common shares held by such U.S. holder (but may be treated as a PFIC with respect to other U.S. holders).

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

A non-U.S. holder will generally not be subject to U.S. federal income tax on dividends paid in respect of the Class A common shares or on gains recognized in connection with the sale or other disposition of the Class A common shares, provided, in each case, that such dividends or gains are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.

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

If we are treated as a U.S. corporation pursuant to Section 7874 of the Code, non-U.S. holders generally will be subject to withholding tax at a rate of 30% on all dividends paid by us, unless a reduced rate of tax is available under a tax treaty or the dividends are exempt from withholding because they are effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (and, in each case, the relevant certification requirements are satisfied).

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid on Class A common shares, and on the proceeds from the sale, exchange or disposition of Class A common shares. In addition, a holder may be subject to back-up withholding (currently at 28%) on dividends paid on Class A common shares, and on the proceeds from the sale, exchange or other disposition of Class A common shares, unless the holder provides certain identifying information, such as a duly executed IRS Form W-9, W-8BEN or W-8BEN-E, or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Tax Consequences of Holding 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

Our Series B preferred shares are treated as equity rather than debt for U.S. federal income tax purposes. Prospective investors should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our Series B preferred shares, in light of their particular circumstances.

Marshall Islands Taxation

Because we do not (and do not expect in the future that we will) conduct business or operations in the Republic of The Marshall Islands, we are not subject to income, capital gains, profits or other taxation under current Marshall Islands law.

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

I. Subsidiaries

See Exhibit 8.1 to this annual report.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our revolving credit facility. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in Item 5.F. “Operating and Financial Review and Prospects—Contractual Obligations.”

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

Based on maximum borrowings of $40.0 million under the revolving credit facility and borrowings of $33.1 million under the secured term loan and ignoring cash on deposit, a hypothetical 1% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $0.7 million.

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

Inflation

With the exception of rising costs associated with the employment of international crews for our vessels and the impact of global oil prices on the cost of lubricating oil, we do not believe that inflation has had, or is likely in the foreseeable future to have, a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses. For the duration of the global expense agreement, under certain predefined circumstances, we will be able to recover a portion of our vessel operating costs above a pre-determined threshold.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

None.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of our internal controls over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Audit, France, the independent registered public accounting firm that audited our December 31, 2015 consolidated financial statements, as stated in their report included herein.

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

During the year ended December 31, 2015, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board has determined that our director and chairman of the audit committee, Mr. Frew, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. This document is available in the Corporate Governance section of our website (www.globalshiplease.com). The information included on our website is not incorporate herein by reference. We also intend to disclose any waivers to or amendments of our Code of Business Conduct and Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2015 and 2014 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

In 2015 and 2014 the fees for services rendered by the auditors were as follows:

	2015	2014
Audit Fees	$325,600	$311,900
Audit-Related Fees	—	98,000
Tax Fees	49,050	97,100
All Other Fees	—	—

	$374,650	$507,000

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

Tax Fees

Tax fees for 2015 and 2014 are primarily for tax consultation services.

The audit committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee has pre-approved services, subject to a detailed pre-approval policy and procedure established by them and also subject to a limit for all non-audit fees of $100,000 per year.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to domestic companies under NYSE listing standards. Even though we are not required to do so, we follow certain corporate governance practices applicable to domestic companies under NYSE listing standards, such as:

•	we have a compensation committee that consists of three directors, all of whom satisfy NYSE standards for independence;

•	we have a nominating and corporate governance committee that consists of three directors, all of whom satisfy NYSE standards for independence;

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements; and

•	we obtained shareholder approval prior to the adoption of our equity compensation plans, instead of obtaining approval of only the full board of directors.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, are filed as part of this Annual Report:

Page
GLOBAL SHIP LEASE, INC.
Report of Independent Registered Public Accounting Firm	FIN-2
Consolidated Balance Sheets as at December 31, 2015 and 2014	FIN-3
Consolidated Statements of Income for the years ended December 31, 2015, 2014 and 2013	FIN-4
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013	FIN-5
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2015, 2014 and 2013	FIN-6
Notes to the Consolidated Financial Statements	FIN-7

Item 19.	Exhibits

The agreements and other documents filed as exhibits to this Annual Report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

1.3	Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014).

2.1	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014).

4.1	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.2	First Amendment to Registration Rights Agreement, dated as of February 11,2013, among Global Ship Lease, Inc. (formerly GSL Holdings, Inc.) and CMA CGM S.A. (incorporated by reference to Exhibit I of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on February 28, 2013).

4.3	Form of Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.4	Indenture, dated as of March 19, 2014, among Global Ship Lease, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.5	Form of Notes (included in Exhibit 4.8) (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.6	Supplemental Indenture For Additional Guarantor, dated as of December 23, 2014, among Global Ship Lease, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent (incorporated by reference to Exhibit 4.10 of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 333-34153) filed April 21, 2015).

4.7	Supplemental Indenture For Additional Guarantor, dated as of February 23, 2015, among Global Ship Lease, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent (incorporated by reference to Exhibit 4.11 of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 333-34153) filed April 21, 2015).

4.8	Credit Agreement, dated as of March 19, 2014, among Global Ship Lease, Inc., Global Ship Lease Services Limited, the guarantors party thereto, Citibank N.A., London Branch, Citibank International plc and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 99.3 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

Exhibit Number	Description

4.9	Intercreditor Agreement, dated as of March 19, 2014, among Global Ship Lease, Inc., the parties listed on Part A of Schedule 5 thereto, Citibank N.A., London Branch, Deutsche Bank Trust Company Americas and the other parties from time to time party thereto (incorporated by reference to Exhibit 99.4 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.10	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.11	Form of Guarantee made by CMA CGM S.A. for Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.12	US$35,000,000 Facility Agreement dated 29 July 2015 among Global Ship Lease 20 Limited as borrower, guaranteed by Global Ship Lease, Inc. as guarantor, arranged by DVB Bank SE as mandated lead arranger with DVB Bank SE acting as facility agent and DVB Bank SE acting as security agent (incorporated by reference to Exhibit III to Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on November 4, 2015).

4.13	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.14	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-4 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.15	Form of Guarantee made by Global Ship Lease, Inc. for CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.16	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 10.15 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.17	Form of Global Expense Agreement between CMA Ship Management and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.18	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.19	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008)

4.20	Global Ship Lease, Inc. 2015 Equity Incentive Plan (incorporated by reference to Appendix A to Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on July 31, 2015).

4.21	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.22	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.23	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of Ian J. Webber, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of Susan J. Cook, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Date: April 15, 2016

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

Ballast. Weight in solid or liquid form, such as seawater, taken on a ship to increase draught, to change trim, or to improve stability or a voyage in which a ship is not laden with cargo.

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

YEAR ENDED DECEMBER 31, 2015

Global Ship Lease, Inc.

FIN-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Ship Lease, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Global Ship Lease, Inc. and its subsidiaries (“the Company”) at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control Over Financial Reporting” under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 (b) to the consolidated financial statements, the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

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

Neuilly-sur-Seine, France

April 15, 2016

PricewaterhouseCoopers Audit

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers-92200 Neuilly-sur-Seine, France.

FIN-2

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2015	December 31, 2014
Assets

Cash and cash equivalents	$53,591	$33,295
Accounts receivable	1,621	1,244
Prepaid expenses	1,101	609
Other receivables	708	996
Inventory	610	553

Total current assets	57,631	36,697

Vessels in operation (note 4)	846,939	836,537
Other fixed assets	5	6
Intangible assets (note 5)	39	67
Other long term assets (note 7)	306	407

Total non-current assets	847,289	837,017

Total Assets	$904,920	$873,714

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long-term debt (note 7)	$35,160	$—
Intangible liability – charter agreements (note 6)	2,104	2,119
Deferred revenue	796	462
Accounts payable	622	2,123
Accrued expenses	14,950	15,278

Total current liabilities	53,632	19,982

Long-term debt (note 7)	442,913	401,869
Intangible liability – charter agreements (note 6)	11,589	13,693
Deferred tax liability	20	34

Total long-term liabilities	454,522	415,596

Total Liabilities	$508,154	$435,578

Commitments and contingencies (note 10)	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2014 – 47,541,484) (note 11)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2014 – 7,405,956) (note 11)	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2014 – 14,000) (note 11)	—	—
Additional paid in capital	386,425	386,350
Retained earnings	9,792	51,237

Total Stockholders’ Equity	396,766	438,136

Total Liabilities and Stockholders’ Equity	$904,920	$873,714

See accompanying notes to consolidated financial statements

FIN-3

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013

Operating Revenues
Time charter revenue		$164,919		$138,615		$143,212

Operating Expenses
Vessel operating expenses		50,104		48,770		46,048
Depreciation		44,859		41,059		40,385
Impairment of vessels (note 4)		44,700		—		—
General and administrative		6,478		7,022		6,030
Other operating income (note 8)		(475)		(510)		(411)

Total operating expenses		145,666		96,341		92,052

Operating Income		19,253		42,274		51,160

Non Operating Income (Expense)
Interest income		62		64		44
Interest expense		(48,152)		(43,872)		(18,846)
Gain on redemption of Series A Preferred Shares (note 11)		—		8,576		—
Realized loss on interest rate derivatives		—		(2,801)		(14,045)
Unrealized gain on interest rate derivatives (note 12)		—		1,944		14,302

(Loss) Income before Income Taxes		(28,837)		6,185		32,615

Income taxes		(38)		(75)		(97)

Net (Loss) Income		$(28,875)		$6,110		$32,518

Earnings allocated to Series B Preferred Shares (note 11)		(3,062)		(1,114)		—

Net (Loss) Income available to Common Shareholders		$(31,937)		$4,996		$32,518

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSU’s without service conditions) (note 15)		47,785,388		47,710,313		47,607,750
Diluted (note 15)		47,785,388		47,823,736		47,767,266

Net (loss) income per Class A share
Basic (including RSU’s without service conditions) (note 15)		$(0.67)		$0.10		$0.68
Diluted (note 15)		$(0.67)		$0.10		$0.68

Weighted average number of Class B common shares outstanding
Basic and diluted (note 15)		7,405,956		7,405,956		7,405,956

Net (loss) income per Class B share
Basic and diluted (note 15)	$	nil	$	nil	$	nil

See accompanying notes to consolidated financial statements

FIN-4

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013

Cash Flows from Operating Activities
Net (loss) income	$(28,875)	$6,110	$32,518

Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation	44,859	41,059	40,385
Vessel impairment (note 4)	44,700	—	—
Gain on sale of vessels (note 4)	(93)	—	—
Amortization of deferred financing costs (note 7)	3,374	5,732	1,386
Amortization of original issue discount (note 7)	1,178	1,082	—
Change in fair value of derivative instruments (note 12)	—	(1,944)	(14,302)
Amortization of intangible liability	(2,119)	(2,119)	(2,119)
Settlements of derivative instruments which do not qualify for hedge accounting (note 12)	—	2,801	14,045
Share based compensation (note 13)	75	177	360
Gain on redemption of Series A Preferred Shares (note 11)	—	(8,576)	—
(Increase) decrease in accounts receivable and other assets	(607)	9,458	3,836
(Increase) in inventory	(160)	(553)	—
(Decrease) increase in accounts payable and other liabilities	(315)	7,225	(1,772)
Increase in unearned revenue	334	462	—
Unrealized foreign exchange (gain) loss	(14)	(11)	7

Net Cash Provided by Operating Activities	62,337	60,903	74,344

Cash Flows from Investing Activities
Cash paid for vessels (note 4)	(108,187)	(55,162)	—
Net proceeds from sale of vessels (note 4)	9,513	—	—
Settlements and termination of derivative instruments which do not qualify for hedge accounting (note 12)	—	(22,146)	(14,045)
Cash paid for other assets	(3)	(7)	(2)
Cash paid for intangible assets	—	—	(43)
Cash paid for drydockings	(2,548)	(2,765)	(2,553)

Net Cash Used in Investing Activities	(101,225)	(80,080)	(16,643)

Cash Flows from Financing Activities
Repayment of previous credit facility (note 7)	—	(366,366)	(59,310)
Proceeds from issuance of secured notes (note 7)	—	413,700	—
Repurchase of secured notes (note 7)	(350)	—	—
Proceeds from drawdown of credit facilities (note 7)	75,000	—	—
Repayment of credit facilities (note 7)	(1,925)	—	—
Deferred financing costs incurred (note 7)	(971)	(15,779)	—
Net proceeds from issuance of Series B Preferred Shares (note 11)	—	33,892	—
Variation in restricted cash (note 11)	—	3	—
Redemption of Series A Preferred Shares (note 11)	—	(36,400)	—
Class A Common Shares – dividends paid (note 11)	(9,508)	—	—
Series B Preferred Shares – dividends paid (note 11)	(3,062)	(1,114)	—

Net Cash Provided by (Used in) Financing Activities	59,184	27,936	(59,310)

Net Increase (Decrease) in Cash and Cash Equivalents	20,296	8,759	(1,609)

Cash and Cash Equivalents at Start of Year	33,295	24,536	26,145

Cash and Cash Equivalents at End of Year	$53,591	$33,295	$24,536

Supplemental Information

Total interest paid	$43,103	$26,298	$18,782

Total income tax paid	$69	$80	$78

See accompanying notes to consolidated financial statements

FIN-5

Global Ship Lease, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity

Balance at December 31, 2012	54,887,820	—	$549	$—	$352,316	$13,723	$366,588

Restricted Stock Units (note 13)	—	—	—	—	360	—	360
Class A Common shares issued (notes 11, 13)	32,070	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	32,518	32,518

Balance at December 31, 2013	54,919,890	—	$549	$—	$352,676	$46,241	$399,466

Restricted Stock Units (note 13)	—	—	—	—	177	—	177
Class A Common shares issued (notes 11, 13)	27,550	—	—	—	—	—	—
Series B Preferred Shares issued (note 13)		14,000	—	—	35,000	—	35,000
Series B Preferred Shares issue expenses (note 11)	—	—	—	—	(1,503)	—	(1,503)
Net income for the year	—	—	—	—	—	6,110	6,110
Series B Preferred Shares dividend (note 11)	—	—	—	—	—	(1,114)	(1,114)

Balance at December 31, 2014	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

Restricted Stock Units (note 13)	—	—	—	—	75	—	75
Net loss for the year	—	—	—	—	—	(28,875)	(28,875)
Dividends on Class A Common Shares (note 11)	—	—	—	—	—	(9,508)	(9,508)
Series B Preferred Shares dividend (note 11)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2015	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766

See accompanying notes to consolidated financial statements

FIN-6

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

The Global Ship Lease group owns and charters out containerships. As of December 31, 2015, the group owned 18 vessels; 15 were time chartered to CMA CGM and three to Orient Overseas Container Lines. The remaining charter periods range from 2.00 to 10.00 years.

The following table provides information about the 18 vessels owned as at December 31, 2015:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	4.00	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	4.00	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	2.00	$18.465
Julie Delmas	2,207	2002	December 2007	CMA CGM	2.00	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	2.00	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	2.00	$18.465
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	4.00	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	4.00	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	5.00	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	5.00	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	10.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	7.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	7.00	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	7.00	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	5.75	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	2.00	$34.500
OOCL Qingdao (3)	8,063	2004	March 2015	OOCL	2.25	$34.500
OOCL Ningbo (4)	8,063	2004	September 2015	OOCL	2.75	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The Company acquired the OOCL Qingdao from Orient Overseas Container Lines Limited (“OOCL”) on March 11, 2015. The vessel was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34.5 per day.
(4)	The Company acquired the OOCL Ningbo from Orient Overseas Container Lines Limited (“OOCL”) on September 17, 2015. The vessel was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34.5 per day.

FIN-7

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(a)	Nature of Operations (continued)

Segment Information

The activity of the Company currently consists solely of the ownership and chartering out of containerships.

(b)	Basis of Preparation

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

FIN-8

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(e)	Accounts receivable

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $ nil as of December 31, 2015 (2014: $ nil).

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2015, 2014 or 2013. Other borrowing costs are expensed as incurred.

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

FIN-9

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

Impairment

Intangible assets are reviewed individually for impairment annually or more frequently due to events or changes in circumstances that indicate that the asset might be impaired. If the estimated cash flows from the future use of the asset and its eventual disposal are below the asset’s net book value, then the asset is deemed to be impaired and written down to its fair value.

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

The redelivery and potential sale of two of the Company’s vessels in late 2015 (see note 4) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on the fair value less estimated costs to sell, was performed for these two vessels as at September 30, 2015. Using these assumptions, an impairment loss of $44,700 was immediately recognised.

Due to continuing poor industry conditions, impairment tests on a vessel by vessel basis were performed as at December 31, 2014 and again as at December 31, 2015. No impairment was recognised after either of these tests as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

FIN-10

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

Interest rate hedges

Interest rate derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at each period end at their fair value. The method of recognizing the resulting gain or loss depends on whether or not the derivative is designated and qualifies as a hedging instrument, and if so, the nature of the item being hedged.

If the Company’s interest rate derivative instruments do not qualify for hedge accounting, changes in the fair value are recognized immediately in the Consolidated Statements of Income within “Unrealized gain (loss) on interest rate derivatives”. Cash settlements of interest rate derivative instruments are recognized immediately in the Consolidated Statements of Income within “Realized loss on interest rate derivatives”. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash used in investing activities”.

The fair value of derivatives is presented on the face of the Consolidated Balance Sheets under the line item “Derivative instruments” and is split into current and non-current portions based on the net cash flows expected within one year.

(l)	Deferred financing costs

Costs incurred in connection with obtaining long term debt and in obtaining amendments to existing facilities are recorded as deferred financing costs and are amortized to interest expense using the effective interest method over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Debt issuance costs, other than any up-front arrangement fee for revolving credit facilities, related to a recognized debt liability are presented as a direct deduction from the carrying amount of that debt. Arrangement fees for revolving credit facilities are shown within Other Long Term Assets.

(m)	Preferred shares

Series A Preferred shares were included within Liabilities in the Consolidated Balance Sheets, up to their redemption in August 2014, and their preferred share dividends included within interest expense in the Consolidated Statements of Income as their nature was similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares were entitled to receive a dividend equal to 3-month U.S. dollar LIBOR plus 2% on the original issue price and ranked senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Series B Preferred shares have been included within Equity in the Consolidated Balance Sheets, from their issue in August 2014, and their preferred share dividends are presented as a reduction of Retained Earnings in the Consolidated Statement of Stockholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of these redeemable perpetual preferred shares, which may only be redeemed at the discretion of the Company, are entitled to receive a dividend equal to 8.75% on the original issue price and rank senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

FIN-11

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

The Company may award restricted stock units to its management and Directors as part of their compensation.

The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

FIN-12

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(u)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are flagged in Bahamas, Cyprus, Hong Kong and Panama and are liable for tax based on the tonnage of the vessel. The cost, which is included within operating expenses, amounted to $124, $126 and $169 for the years ended December 31, 2015, 2014 and 2013, respectively. The Cyprus and Hong Kong subsidiaries are liable for income tax on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 20% (2014: 21%, 2013: 23%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recorded assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2015 a deferred tax liability of $20 (2014: $34) was recognized relating to stock based compensation costs charged to the Consolidated Statements of Income in respect of unvested shares and timing differences between the carrying amounts of assets for financial reporting purposes and their tax bases.

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

FIN-13

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Significant Accounting Policies (continued)

(y)	Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The update was originally effective for annual periods beginning after December 15, 2016 and early application was not permitted. In August 2015, the FASB issued a further update to defer the effective date by one year to annual periods beginning after December 15, 2017. The Company is currently reviewing the impact of adopting this update on its revenue recognition.

In June 2015, FASB issued an update in respect of Stock Compensation (Topic 718). The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance condition should not be reflected in estimating the grant-date fair value of the award and the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The amendment is effective for annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to lead to any changes to the Company’s financial statements.

In February 2016, FASB issued an accounting standards update in respect of leases (Topic 842). The update makes significant changes to the accounting requirements for lessees, who will be required to recognize right-of-use assets with a corresponding lease liability for all but short-term leases. The standard is to be adopted using a modified retrospective transition. The accounting requirements for lessors remain largely unchanged. The update is effective for annual periods beginning after December 15, 2018 although early application is permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2015	December 31, 2014

Cost	$1,095,245	$1,070,627
Accumulated Depreciation	(248,306)	(234,146)
Drydock expenditure – in progress	—	56

Net book value	$846,939	$836,537

On October 28, 2014, the Company acquired an 8,063 TEU containership (OOCL Tianjin) from OOCL for a purchase price of $55,000. On March 11, 2015, the Company acquired an 8,063 TEU containership (OOCL Qingdao) from OOCL for a purchase price of $53,600. On September 17, 2015, the Company acquired an 8,063 TEU containership (OOCL Ningbo) from OOCL for a purchase price of $53,600.

FIN-14

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation (continued)

Both Ville d’Aquarius and Ville d’Orion were redelivered at the end of their charters during the fourth quarter of 2015 and the sales of the vessels were agreed and completed in November 2015 and December 2015, respectively. These vessels were impaired as at September 30, 2015 by $22,203 and $22,497 respectively to their fair value less estimated costs to sell. Following completion of the sales, a gain on sale was recognised in the amount of $93, measured against the revised carrying value, and this is presented in Other Operating Income in the Consolidated Statement of Income. Variations in net book value of vessels, including drydocking, are presented below:

	December 31, 2015	December 31, 2014

Opening balance	$836,537	$817,875
Additions in the period	109,055	59,721
Depreciation expense	(44,829)	(41,059)
Vessel impairment	(44,700)	—
Disposals	(9,124)	—

Closing balance	$846,939	$836,537

As of December 31, 2015, 17 of the 18 vessels were pledged as collateral under the 2019 Notes, Revolving Credit Facility and Secured Term Loan (see note 7).

5.	Intangible Assets

	December 31, 2015	December 31, 2014

Software development:
Opening balance	$67	$95
Additions	—	—
Depreciation	(28)	(28)

Closing balance	$39	$67

6.	Intangible Liability – Charter Agreements

	December 31, 2015	December 31, 2014

Opening balance	$15,812	$17,931
Amortization in period	(2,119)	(2,119)

Closing balance	$13,693	$15,812

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

FIN-15

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long Term Debt

	December 31, 2015	December 31, 2014

2019 Notes	$420,000	$420,000
Less repurchase of Notes under Excess Cash Flow	(350)	—
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	2,259	1,082

2019 Notes (note 7(b))	415,609	414,782
Revolving Credit Facility (note 7(c))	40,000	—
Secured Term Loan (note 7(d))	33,075	—
Less: Deferred financing costs (note 7(f))	(10,611)	(12,913)

Balance	478,073	401,869
Less: Current portion of 2019 Notes (note 7(b))	(26,660)	—
Less: Current portion of Revolving Credit Facility (note 7(c))	(800)	—
Less: Current portion of Secured Term Loan (note 7(d))	(7,700)	—

Non-current portion of Long-Term Debt	442,913	401,869

(a)	Previous Credit Facility

The Company was previously financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid and terminated on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 7(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

(b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes (the “2019 Notes”) which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at December 31, 2015, the 2019 Notes are secured by first priority ship mortgages on 16 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the 2019 Notes we are required within 120 days following the end of each financial year, in which we have at least $1,000 of Excess Cash Flow, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 was tendered and accepted.

Following the sale of two vessels (see note 4) secured to the 2019 Notes in November and December 2015, the Company is required to offer the net sale proceeds, less a proportion to be used to repay part of the associated revolving credit facility (see note 7(c)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417, at a purchase price of 102% of the aggregate principal amount plus accrued and unpaid interest up to but not including the date of purchase.

FIN-16

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long Term Debt (continued)

(c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

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

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. During the quarter ended March 31, 2015, the facility was fully drawn down to assist with the purchase of OOCL Qingdao on March 11, 2015. Following the sale of two secured vessels (see note 4) in November and December 2015, a proportion of the net sale proceeds has to be applied to reduce amounts outstanding under the facility.

(d)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”). This facility matures five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the loan is USD LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly.

The Secured Term Loan is secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

The Secured Term Loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. $35,000 was drawn down under the Secured Term Loan on September 10, 2015. The loan agreement requires an additional $1,400 to be repaid over eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

(e)	Repayment Schedule

Based on scheduled and estimated repayments from January 1, 2016 the long term debt will be reduced in each of the relevant periods as follows:

Year ending December 31,

2016	$35,160
2017	26,285
2018	64,960
2019	362,470
2020	3,850
Less: original issue discount	(4,041)
Less: deferred financing costs	(10,611)

$478,073

FIN-17

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long Term Debt (continued)

(f)	Deferred financing costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed the refinancing by the issue of the 2019 Notes (see note 7(b)) and by agreeing the Revolving Credit Facility (see note 7(c)). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the quarter.

	December 31, 2015	December 31, 2014

Opening balance	$12,913	$3,273
Reclassification from prepaid expenses	—	4,800
Expenditure in the period	971	10,479
Amortization included within interest expense	(3,273)	(5,639)

Closing balance	$10,611	$12,913

The Company incurred costs during the first half of 2015 in relation to the drawdown of the Revolving Credit Facility (see note 7(c)) amounting to $370 which have been deferred. During the quarter ended September 30, 2015 the Company incurred costs in relation to the drawdown of the Secured Term Loan (see note 7(d)) amounting to $601 which have been deferred.

Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The unamortized balance of deferred financing costs relating to the previous credit facility which was fully repaid and terminated on March 19, 2014 and amounting to $2,986 was written off and recorded within interest expense within the Consolidated Statements of Income in the first quarter of 2014.

The Company has adopted the accounting standards update issued by FASB in April 2015 “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. Effective December 31, 2015, debt issuance costs, other than the up-front arrangement fee for the Revolving Credit Facility, related to our recognized debt liabilities are presented as a direct deduction from the carrying amount of that debt. The arrangement fee for the Revolving Credit Facility is presented in Other Long Term Assets. In the prior year, total debt issuance costs of $3,148 and $10,172 were presented as current and non-current assets respectively; $12,913 has been reclassified against long-term debt and $407 relating to the arrangement fee for the Revolving Credit Facility is shown within Other Long Term Assets.

8.	Other Operating Income

Other operating income is summarized as follows:

	Year ended December 31,
	2015	2014	2013

Sundry shipping income	$382	$420	$411
Gain on sale of vessels	93	—	—
Other sundry income	—	90	—

	$475	$510	$411

FIN-18

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2015 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.43% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2015	December 31, 2014

Amounts due to CMA CGM companies presented within current liabilities	$1,878	$2,366

Amounts due from CMA CGM companies presented within current assets	$2,124	$1,183

The current account balances at December 31, 2015 and December 31, 2014 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

CMA CGM held all of the Series A Preferred Shares of the Company until they were fully redeemed, at a discount, pursuant to a Share Repurchase Agreement on August 22, 2014 (see note 11). Due to the redemption there were no dividends on these preferred shares for the year ended December 31, 2015 (2014: $653, 2013: $1,037). Dividends on these preferred shares are included within interest expense.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2015 of between 2.00 and 10.00 years (see note 2(a)). Of the $790,724 maximum contracted future charter hire receivable for the fleet set out in note 10, $701,162 relates to the 15 vessels that were chartered to CMA CGM as at December 31, 2015. Revenues generated from charters to CMA CGM are summarized as follows:

	Year ended December 31,
	2015	2014	2013

Revenue generated from charters to CMA CGM	$133,351	$133,426	$143,212

Ship Management Agreement

At December 31, 2015, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2014: $123, 2013: $114) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement. Ship management fees expensed for the year ended December 31, 2015 amounted to $1,866 (2014: $2,091, 2013: $1,938).

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

FIN-19

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

10.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels subject to charters as at December 31, 2015 is as follows:

Year ending December 31,

2016	169,571
2017	167,305
2018	118,896
2019	103,285
2020	82,259
Thereafter	149,408

$790,724

11.	Share Capital

At December 31, 2015 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

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

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 13). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. No awards have been issued to date under the 2015 Plan which permits a maximum issuance of 1,500,000 shares.

The Series A Preferred Shares ranked senior to the common shares and were mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They were classified as a long-term liability. The dividend on the Series A Preferred shareholders was presented as part of interest expense in the consolidated statements of income. These shares, which had a liquidation value at maturity of $44,976, were redeemed on August 22, 2014, at a discount pursuant to a Share Repurchase Agreement for $36,400, using the proceeds received from the issuance of the Series B Preferred Shares, the balance of the restricted cash and cash on hand.

FIN-20

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on December 10, 2015 for the fourth quarter 2015.

12.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 7(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the previous credit facility (see note 7(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

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

During the periods when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the year ended December 31, 2014 was $1,944 (2013: $14,302).

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

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the previous year, the fair value at the reporting date was $ nil (December 31, 2014: $ nil). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

FIN-21

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Share-Based Compensation

In August 2008, the Company’s Board adopted the 2008 Equity Incentive Plan (the “2008 Plan”), which enables management, consultants and Directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.

The 2008 Plan is administered by the Board or a committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2008 Plan during the 10-year term of the Plan was 1,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the 2008 Plan in any fiscal year was 500,000. Awards totaling 1,498,123 Class A common shares were made under the 2008 Plan until it was closed for new awards in August 2015, when the 2015 Plan was adopted (see below).

The holder of a stock grant awarded under the 2008 Plan has the same voting, dividend and other rights as the Company’s other Class A common shareholders when the grant vests and the shares are issued.

Under the 2008 Plan, the Company issued the following share based awards since January 1, 2013:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
	Management	Directors

Unvested as at January 1, 2013	225,000	32,070	$3.22	n/a
Vested in January 2013	—	(32,070)	3.43	3.07
Granted on March 7, 2013	75,000	27,550	3.43	n/a

Unvested as at December 31, 2013	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	3.43	5.85

Unvested as at December 31, 2014	300,000	—	$3.25	n/a
Vested in January 2015	—	—	—	—

Unvested as at December 31, 2015	300,000	—	$3.25	n/a

Restricted stock units granted to Directors on March 13, 2012 and March 7, 2013 vested in January 2013 and January 2014 respectively.

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

For the grants issued on March 13, 2012 and March 7, 2013, the fair value at the grant date was the closing price for the common stock on that date. The share value has not been discounted as no dividends were expected to be paid on the common stock at that time.

FIN-22

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Share-Based Compensation (continued)

During the year ended December 31, 2015 the Company recognized a total of $75 (2014: $177, 2013: $360) in respect of share based compensation costs. As at December 31, 2015 there were no unrecognized compensation costs relating to the above share based awards (2014: $75).

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”), which allows the Board of Directors to grant employees, consultants and directors of the company and its subsidiaries options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. The 2015 Plan permits a maximum issuance of 1,500,000 shares. No awards had been issued by December 31, 2015.

14.	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives the majority of its revenue from CMA CGM which is exposed to the cyclicality of the container shipping industry.

(ii)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2015 to the extent that substantially all of the amounts are deposited with three banks (2014; three banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

15.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 11). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2015, there were 300,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2015 only Class A and B common shares are participating securities.

For the year ended December 31, 2015, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes the outstanding share-based incentive awards as these would have had an antidilutive effect. For the years ended December 31, 2014 and December 31, 2013, the diluted weighted average number of shares includes the incremental effect of outstanding share-based incentive awards.

FIN-23

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

15.	Earnings per Share (continued)

(In thousands, except share data)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013

Class A common shares
Basic weighted average number of common shares outstanding (B)	47,541,484	47,541,409	47,513,846
Weighted average number of RSU’s without service conditions (note 13) (B)	243,904	168,904	93,904
Dilutive effect of share-based incentive awards	—	113,423	159,516

Common shares and common share equivalents (F)	47,785,388	47,823,736	47,767,266

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net (loss) income available to common shareholders	$(31,937)	$4,996	$32,518

Available to:
- Class A shareholders for period	$(31,937)	$4,996	$32,518
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro-rata between Class A and B	—	—	—

Net (loss) income available for Class A (A)	$(31,937)	$4,996	$32,518
Net (loss) income available for Class B (C)	—	—	—

Basic Earnings per share:
Class A (A/B)	$(0.67)	$0.10	$0.68
Class B (C/D)	—	—	—

Diluted Earnings per Share
Net (loss) income available to common shareholders	$(31,937)	$4,996	$32,518

Available to:
- Class A shareholders for period	$(31,937)	$4,996	$32,518
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro rata between Class A and B	—	—	—

Net (loss) income available for Class A (E)	$(31,937)	$4,996	$32,518
Net (loss) income available for Class B (G)	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(0.67)	$0.10	$0.68
Class B (G/H)	—	—	—

16.	Subsequent events

On February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer following the sale of two vessels (see note 9(b)) in an aggregate amount of $28,417 (“Maximum Offer Amount”) to holders of our 2019 Notes. The offer was at a purchase price of 102% of the aggregate principal amount plus accrued and unpaid interest up to but not including the date of purchase. At the close of this offer on March 14, 2016, the Notes tendered exceeded the Maximum Offer Amount and $26,662 were accepted on a pro rata basis, with settlement being made on March 16, 2016.

On March 3, 2016 and pursuant to the 2015 Plan (see note 13), restricted stock units were granted to four members of management divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this is after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but in addition only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019. On March 31, 2016, 8,529 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for the quarter ended March 31, 2016.

A dividend of $54.6875 per Series B Preferred Share was declared on March 8, 2016 for the first quarter 2016.

FIN-24