Form 20-F
period 2016-12-31
Global Ship Lease, Inc.
filed 2017-04-12
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

47,575,609 Class A Common Shares, par value of $0.01 per share

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

Large accelerated filer  ☐                  Accelerated filer  ☐                 Non-accelerated filer  ☒

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

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions of U.S. dollars, except number of shares and per share and Other Data)
Statement of Income
Operating revenues:
Time charter revenue	$166.5	$164.9	$138.6	$143.2	$153.2
Operating expenses:
Vessel expenses	(45.7)	(50.1)	(48.8)	(46.0)	(45.56)
Depreciation	(42.8)	(44.9)	(41.1)	(40.4)	(40.3)
General and administrative	(6.3)	(6.5)	(7.0)	(6.0)	(5.8)
Impairment charge (1)	(92.4)	(44.7)	—	—	—
Other operating income	0.2	0.5	0.5	0.4	0.3

Total operating expenses	(187.0)	(145.7)	(96.3)	(92.1)	(91.4)

Operating (loss) income	(20.5)	19.3	42.3	51.2	61.8
Non-operating income (expense)
Interest income	0.2	0.1	0.1	—	0.1
Interest expense	(44.8)	(48.2)	(43.9)	(18.8)	(21.2)
Gain on redemption of Series A preferred shares	—	—	8.6	—	—
Realized (loss) on interest rate derivatives (2)	—	—	(2.8)	(14.0)	(18.4)
Unrealized gain on interest rate derivatives (2)	—	—	1.9	14.3	9.7

(Loss) income before income taxes	(65.1)	(28.8)	6.2	32.6	32.1
Taxes on income	0.0	0.0	(0.1)	(0.1)	(0.1)

Net (loss) income	(65.1)	(28.9)	6.1	32.5	31.9
Earnings allocated to Series B preferred shares	(3.1)	(3.1)	(1.1)	—	—

Net (loss) income available to common shareholders	(68.2)	(31.9)	$5.0	$32.5	$31.9

Net (loss) income per Class A common share in $
Basic and diluted	(1.42)	(0.67)	0.10	0.68	0.67
Weighted average number of Class A common shares outstanding
Basic in millions	47.9	47.8	47.7	47.6	47.5
Diluted in millions	47.9	47.8	47.8	47.8	47.6
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	7.4	7.4	7.4
Dividend per Class A common share in $	—	0.20	—	—	—
Statement of cash flow
Net cash from Operating Activities	$71.2	$62.3	$60.9	$74.3	$83.7
Net cash (used in) Investing Activities	(6.9)	(101.2)	(80.1)	(16.6)	(24.3)
Net cash (used in) provided by Financing Activities	(63.6)	59.2	27.9	(59.3)	(59.1)
Balance sheet data (at period end)
Total current assets	56.9	57.6	36.7	37.0	42.5
Total vessels	719.1	846.9	836.5	817.9	856.4
Total assets (2)	776.3	904.9	873.7	855.0	899.0
Debt (current and non-current portion) (2)	419.9	478.1	401.9	363.1	421.0
Preferred shares (3)	—	—	—	45.0	45.0
Class A and B common stock	0.6	0.5	0.5	0.5	0.5
Stockholders’ equity (4)	328.9	395.8	438.1	399.5	366.6
Other data (time charter business)
Number of vessels in operation at period end	18	18	18	17	17
Ownership days (5)	6,588	6,893	6,270	6,205	6,222
Utilization (6)	98.4%	99.6%	98.0%	99.5%	98.4%

(1)	Our accounting policies require that tangible fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. On August 10, 2016, we agreed with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi. A revised rate of $13,000 per day applies from August 1, 2016 until the charters’ previous earliest expiry dates in September 2017, after which we have three consecutive option periods, the first of 1.25 years and the second and third of one year each, through December 31, 2020 each at a rate of $9,800 per day. These amendments triggered the performance of an impairment test on these two vessels as at August 1, 2016. A non-cash impairment charge of $29.4 million was recognized in the quarter ended September 30, 2016 as the sum of the expected undiscounted future cash flows from these assets over their estimated remaining useful lives is less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is the net present value of estimated future cash flows discounted by an appropriate discount rate.

The 2016 year-end impairment review gave rise to a non-cash impairment charge recorded in the quarter ended December 31, 2016 of $63.1 million, as the sum of the expected undiscounted future cash flows from four vessels over their estimated remaining useful lives was less than the carrying amounts. The total non-cash charge for impairment for the year ended December 31, 2016 was $92.4 million.

On September 30, 2015, we received notice of re-delivery for Ville d’Aquarius, our oldest vessel built in 1996; the vessel was re-delivered on October 29, 2015. Given our assessment of the vessel’s re-chartering prospects in the then market environment and an imminent class mandated tail shaft survey, a sale of the vessel was completed on November 5, 2015 for net proceeds of approximately $4.6 million. The vessel was written down as at September 30, 2015 by $22.2 million to its estimated net realizable value, after deduction of estimated selling costs. On November 2, 2015, we received notice of re-delivery for Ville d’Orion, our second oldest vessel built in 1997; the vessel was re-delivered on December 3, 2015 and similar to her sister vessel, Ville d’Aquarius, a sale of the vessel was completed on December 8, 2015 for net proceeds of approximately $4.7 million. An impairment charge of $22.5 million was booked in the third quarter of 2015 for this vessel. Together, these write downs totaled $44.7 million.

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

In accordance with a new accounting standard, effective from December 31, 2015, $10.6 million unamortized deferred financing costs, which excludes the arrangement fee for our revolving credit facility, as at December 31, 2015 is shown as a direct deduction from the carrying amount of relevant debt. Previously, deferred financing costs were included in current and non-current assets. Prior years’ presentation of Debt and of Total Assets has been adjusted.

(3)	Represents the aggregate outstanding liquidation preference on our Series A preferred shares. The Series A preferred shares were mandatorily redeemable in 11 quarterly installments of approximately $4.0 million from August 31, 2016, with a final payment of the remaining amount outstanding due on May 31, 2019 and were classified as a long-term liability on our balance sheet. Preferred shareholders were entitled to cash dividends equal to three-month USD LIBOR plus 2.0% of the original liquidation preference. Dividends were payable quarterly or at such other times at our choice. The dividend to which Series A preferred shareholders were entitled was included as part of interest expense. All of the Series A preferred shares were held by CMA CGM. The Series A preferred shares, which had a liquidation value at maturity of $45.0 million, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36.4 million on August 22, 2014, using the proceeds received from the issuance of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B preferred shares”), together with restricted cash and cash on hand.
(4)	On August 20, 2014, we issued 1,400,000 depositary shares, each of which represents 1/100th of one share of our Series B preferred shares (the “depositary shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B preferred shares may be redeemed, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33.5 million. The Series B preferred shares are classified as equity in the consolidated financial statements.
(5)	Ownership days represent the number of days in the period that we owned the relevant vessels.
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

All but three of our 18 vessels are chartered to CMA CGM. CMA CGM’s payments to us under these charters are our principal source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry has been suffering an extended cyclical downturn since mid-2008, and many container shipping companies have reported substantial losses. Financial performance of container shipping companies improved in 2012, 2013 and 2014. However, market conditions deteriorated in 2015 and 2016 with lower than expected growth in the demand for container shipping services and higher than expected growth in the containership fleet from the delivery of new buildings. Freight rates, charter rates and asset values remain under pressure due to oversupply of container ship capacity. Whilst there were no delays in receiving charterhire in 2016, we have previously experienced, from time to time, delays in receiving charterhire payments from CMA CGM, which under the charter contracts are due to be paid on the 1st and 16th of each month, in advance. As at December 31, 2016, no charterhire was outstanding.

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

Thirteen of our 18 vessels are managed by CMA Ships, a wholly-owned subsidiary of CMA CGM, which, for an annual management fee of $123,000 per vessel, is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. Our ship management agreements with CMA Ships may be terminated by either party on two months written notice. In the future, CMA Ships may demand a higher fee or other more favorable terms in consideration for its services or decide to terminate its agreements with us. The prices or terms of new ship management agreements with CMA Ships or an alternate provider may be significantly less favorable to us than the terms of our existing ship management agreements. Our five other vessels are managed by a ship manager based in Hong Kong on similar terms, which subjects us to similar risks.

CMA CGM and CMA Ships have conflicts of interest with us which may make them favor their own interests to our detriment.

As at December 31, 2016, CMA CGM owned approximately 44.4% of our outstanding common stock. Accordingly, CMA CGM has the power to exert considerable influence over our actions and its concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination, which could have a material adverse effect on the price of our common stock. In addition, CMA CGM may acquire additional shares of our common stock or initiate changes to our board of directors. In May 2014, we appointed two additional independent directors to our board with those seats filled by CMA CGM nominees. Under our bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) any interested director’s relationship or interest as to the contract or transaction must be disclosed to the board of directors, and such contract or transaction must be authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction must be specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by the board of directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

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

Our ship managers are obliged to provide us with requisite financial information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. Our ship managers are privately-held corporations with financial reporting arrangements different from ours. If our ship managers are delayed in providing us with key financial information, we could fail to meet our financial reporting deadlines, which could lead to regulatory sanctions being imposed on us and cause us to default on reporting covenants under our financing agreements. Any such results may have a material adverse effect on our results of operation, financial condition and reputation.

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

Certain terms in our agreements with CMA CGM and its affiliates may be the result of negotiations that were not conducted at arms-length and may not reflect market standard terms. Accordingly, they may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The initial charters, the ship management agreements and the other contractual agreements, including the terms of the Series A preferred shares and the subsequent agreement to redeem these in August 2014, were entered into when we were a wholly-owned subsidiary of CMA in the context of a proposed public offering of our Class A common shares in 2007, and subsequently the 2008 merger of Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, with and into GSL Holdings, Inc., Marathon’s newly-formed wholly-owned Marshall Islands subsidiary, with GSL Holdings, Inc. (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, the “Merger”), and other related transactions. New charters, now expired, that came into effect upon the expiration of the initial charters in September 2012 for Ville d’Aquarius and Ville d’Orion, were also consented to by CMA CGM, a significant shareholder and related party. Further, we agreed with CMA CGM, with effect from February 1, 2014, to extend by three years the charters on four other vessels at a lower on-going daily charter rate and, in August 2016, we agreed to amend the charters on two further vessels whereby a lower daily charter rate applies from August 1, 2016 until the charters’ previous earliest expiry dates in September 2017, after which we have three consecutive option periods in our favour, the first of 1.25 years and the second and third of one year each, through December 31, 2020 each at a rate of $9,800 per day. Our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties.

Our growth depends on continued growth in the demand for containerships, our ability to purchase further vessels, obtain new charters and maintain our relationship with CMA CGM. We will require additional financing to be able to grow and will face substantial competition.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies potentially including CMA CGM. The opportunity to acquire additional containerships will in part depend on the state of and prospects for container shipping. The container shipping industry is both cyclical and volatile in terms of supply demand balance, freight rates and charter rates and overall profitability. By and large, the industry has been under pressure since 2008, with an excess of supply of containership capacity and mediocre demand growth. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Nearly all of our cash flow is generated from our charters of containerships. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

As of January 1, 2017, the orderbook for newbuilding containerships represented an aggregate capacity of 3.2 million TEUs, approximately 15.7% of the total worldwide containership fleet capacity as of that date. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. As of that date, 351 containerships were idle, with a capacity of 1.4 million TEUs, or 6.9% of the total cellular fleet. An over-supply of containership capacity, combined with lack of growth in the demand for containerships, may result in a continuation of low charter rates. The time charters for five of our 18 containerships can be terminated as early as dates between September 11, 2017 and September 17, 2018. We cannot be assured that we will be able to obtain new time charters for our vessels on expiry of existing charters or that if we do, the new rates will be favorable. If we are unable to obtain new time charters for our containerships at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations and financial condition.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As at December 31, 2016, we had (i) $365.8 million of secured indebtedness outstanding under our notes, (ii) $39.2 million drawn and outstanding under our revolving credit facility and (iii) $24.4 million outstanding under our secured term loan.

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

Due to the restrictive covenants under our revolving credit facility and restrictions in our notes, we may need to seek consent from our lenders and/or noteholders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ and/or noteholders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that are in our best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

A breach of any of the covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of our revolving credit facility and secured term loan, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our revolving credit facility or secured term loan, the lenders could elect to declare all amounts outstanding under our revolving credit facility and secured term loan to be immediately due and payable. Such actions by the lenders could cause cross defaults under the indenture governing our notes.

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

Vessel values may fluctuate due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and demand for available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity;

•	the cost of newbuildings;

•	governmental or other regulations; and

•	the need to upgrade second hand and previously owned vessels as a result of changes in regulations, charterer requirements, technological advances in vessel design or equipment, or otherwise.

In addition, as vessels grow older, they generally decline in value. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. Additionally, under our current time charter agreements with CMA CGM, the charterer has a right of first refusal should we decide to sell the vessel during or at the end of the charter period. If they do not exercise this right, we are entitled to sell the vessel, subject to their prior approval, which cannot be unreasonably withheld. We may be forced to sell our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

In addition, if we determine at any time that a vessel’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels. Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in Item 5.A. “Operating and Financial Review and Prospects—Results of Operations—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

Declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities. This could harm our business, results of operations, financial condition or ability to raise capital.

If time charter rates do not improve meaningfully from current market rates during the next 12 months, we may need to recognize further impairment charges including during the year ending December 31, 2017. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates at December 31, 2016.

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

Should we expand our business or provide additional services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

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

The U.S. accounting standard-setting organization has issued its new standard on leases which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities. This new standard will become effective for fiscal years beginning after December 15, 2018.

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

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 18 vessels as at December 31, 2016 had an average age weighted by TEU capacity of 12.0 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 18 containerships as at December 31, 2016 had an average age weighted by TEU capacity of 12.0 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us.

Our current performance and future success depend to a significant extent upon our Chief Executive Officer, Ian J. Webber, our Chief Financial and Chief Commercial Officer, Thomas A. Lister, and our Chief Technical Officer, Vivek Puri. Mr. Webber, Mr. Lister and Mr. Puri have almost 100 years of cumulative experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and members of the board of directors are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

Increased fuel prices may have a material adverse effect on our profits.

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

We generate all of our revenues in U.S. dollars and some of our expenses are denominated in currencies other than U.S. dollars. This currency mismatch could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, thereby decreasing our net income. We have not hedged any of this exposure and our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. Future declines in the U.S. dollar versus other currencies could have a material adverse effect on our operating expenses and net income.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The shipping industry has inherent operational risks. Although we carry hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes coverage for environmental damage and pollution) and other insurances commonly held by vessel owners, we may not be adequately insured against all risks or our insurers may not pay every claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a replacement vessel in the event of a total or constructive total loss in a timely manner. Further, under our financings, we are subject to restrictions on the use of any proceeds we may receive under claims in the event of a total or constructive total loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas,” which may be subject to higher risk of piracy, war or terrorism. We cannot be certain that our insurers will continue to provide such cover, or that we will be able to recover these increased costs from our charterers. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

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

Risks Relating to Our Industry

Our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile. It experienced a severe cyclical downturn in 2011, with over supply of capacity continuing to date.

The container shipping industry is cyclical, with the demand for container shipping services and therefore the demand for container ships, driven by global trade. Between 1997 and 2007, containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fueled partly by significant increases in exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010, demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. From 2012 through 2015, containerized trade grew, year-on-year, by between 2.2% and 5.3%. In 2016, containerized trade is estimated to have grown approximately 3.5%. In contrast, cellular containership capacity grew annually by between 5.5% and 8.1% in the years 2012 through 2015, and is estimated to have grown by 1.2% in 2016.

Weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships and container shipping services are outside our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in the pattern of global production of products transported by containerships;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported, the size of containerships, the extent of trans-shipments and the competitiveness of other forms of marine transportation including dry bulk and refrigerated vessels;

•	environmental and other legal and regulatory developments;

•	the price of oil and economics of slow steaming;

•	the availability of trade finance and currency exchange rates; and

•	port and canal congestion.

The factors that influence the supply of containership capacity include:

•	the containership newbuilding orderbook;

•	the availability of financing;

•	the scrapping rate of containerships;

•	the number of containerships off-hire or otherwise idle including laid-up;

•	the price of steel and other raw materials;

•	changes in environmental and other laws and regulations that may limit the useful life of containerships;

•	the availability of shipyard capacity;

•	port and canal congestion; and

•	the extent of slow steaming.

Our ability to recharter our containerships upon the expiration or termination of their current charters, which for five of our 18 vessels could be as early as dates between September 11, 2017 and September 17, 2018, and the charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our results of operations or make our results of operations volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Much of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated the United States may seek to implement more protective trade measures. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in the cost of goods exported from Asia Pacific, the length of time required to deliver goods from the region and the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China’s high rate of real GDP growth is forecasted to continue to slow during 2017. The United States have indicated they may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

The global economy experienced disruption and volatility following adverse changes in global capital markets commencing in 2007 and 2008. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, results of operations and financial condition.

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

We cannot be certain that financing or refinancing will be available on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We may have more difficulty entering into long-term charters if a more active and cheaper short-term or spot container shipping market develops.

At the expiration of our charters or if a charter terminates early for any reason or if we acquire vessels charter-free, we will need to charter or recharter our vessels. If an excess of vessels is available on the spot or short-term market at the time we are seeking to fix new longer-term charters, we may have difficulty entering into such charters at all or at profitable rates and for any term other than short term and, as a result, our cash flow may be subject to instability in the mid to long-term. In addition, it would be more difficult to fix relatively older vessels should there be an oversupply of younger vessels on the market. A depressed spot market may require us to enter into short-term spot charters based on prevailing market rates, which could result in a decrease in our cash flow.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

While the size of the containership orderbook has declined since the peak of 2008/2009, the containership newbuilding orderbook as at December 31, 2016 represented approximately 15.7% of the total on the water fleet capacity. Further containerships are likely to be ordered. Delivery of newly built containerships will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

Piracy is an inherent risk in the operation of ocean-going vessels and particularly affects vessels operating in specific regions of the world such as the South China Sea, the Gulf of Aden, the Arabian Sea, off the coast of West Africa and off the coast of Somalia. Generally, we do not control the routing of our vessels, which is determined by the charterer. Pirate attacks on any of our vessels could result in loss of life, the kidnapping of crew or the theft, damage or destruction of vessels or of containers or cargo being transported thereon. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterer’s business, impairing its ability to make payments to us under our charters.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition from increased security costs and more rigorous inspection procedures at borders and ports. From time to time, acts of terrorism, regional conflict and other armed conflict around the world may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

From time to time, on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and in countries identified by the U.S. government as state sponsors of terrorism. In addition, as a result of actions taken by our charterers, we may be deemed to have engaged in financial transactions that are prohibited by such sanctions or embargoes. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which amended the Iran Sanctions Act of 1996. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibited U.S. persons from engaging in transactions or dealings with foreign individuals or entities that (1) have violated, attempted to violate, conspired to violate or caused a violation of certain Executive Orders related to Iran or Syria, (2) facilitated any deceptive transactions for or on behalf of any person subject to U.S. sanctions concerning Iran or Syria, or (3) are owned or controlled by, or are acting on behalf of, any such person or entity subject to sanctions. Also in 2012, the United States enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which expanded the range of Iran-related activities that expose third parties to sanctions, created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensified existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also included a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel and the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. The ITRA also included a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. In January 2013, the United States enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that participated in Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities. In January 2016, the United States implemented its commitments under the Joint Comprehensive Plan of Action (the “JCPOA”). Pursuant to the JCPOA the United States committed to cease to apply, terminate or modify to effectuate the termination of certain Iran-related Executive Orders, as well as certain provisions of the Iran Sanctions Act, CISADA, the ITRA, the IFCPA and related regulations, and to remove certain individuals and entities from lists of sanctioned persons, including those designated under Executive Order 13608. Thus, the United States has committed not to impose sanctions on non-U.S. persons for engaging in certain transactions or dealings in Iran involving finance and banking; insurance; the energy and petrochemical sectors; the shipping, shipbuilding and port sectors; gold and other precious metals; raw and semi-finished metals and mineral resources, including software for integrating industrial processes; and the automotive sector. However, the JCPOA contains a “snap-back” provision that allows for the reinstatement of sanctions if Iran fails to continue to meet its obligations under the agreement.

To the best of our knowledge, none of our vessels have called at ports in Iran, Syria, Sudan or Cuba since January 1, 2014, nor have we provided any services or products to Iran, Syria, Sudan and Cuba, or entered into any agreements, commercial arrangements or had any contact with the governments of, or entities controlled by the governments of, the aforementioned countries, during this time period. Additionally, to the best of our knowledge, we have not, since January 1, 2014, directly provided any services or products to Iran, or entered into any agreements, commercial arrangements or had any contact with the government of, or entities controlled by the government of Iran.

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

In 1987, the Turkish Government introduced certain restrictive measures against Cypriot owned or flagged vessels prohibiting such vessels to call on Turkish ports. In 1997, the restrictive measures were extended and since then they apply not only against Cypriot flag vessels but also against vessels registered under a foreign flag (of any nationality) sailing to Turkish ports directly from any Cypriot port under the effective control of the Republic of Cyprus or against vessels of any flag related to the Republic of Cyprus in terms of ownership or ship management. Cypriot vessels will be allowed passage through the Turkish Straits (Bosphorus) with or without pilot but no other services or provisions will be given, including bunker supply. Currently, 13 of our 18 vessels are owned by Cypriot companies and of these eight are Cyprus flagged. Whilst the restrictive measures remain in place, our vessels which are either Cypriot flagged or owned by a Cypriot company may not call on Turkish ports. This may restrict the use of Cypriot ports by our charterers and may have an adverse effect on the possible operation of our vessels by them in the Eastern Mediterranean and the Black Sea or give rise to costs to change the ownership and flag of relevant vessels to permit trading to Turkey.

The smuggling of drugs, weapons or other contraband and stowaways on our vessels may lead to governmental claims against us.

We expect that our vessels will call in areas where smugglers attempt to hide drugs, weapons and other contraband on vessels or stowaways attempt to board, with or without the knowledge of crew members. To the extent our vessels are found with contraband or stowaways, whether with or without the knowledge of any of our crew or charterers, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are exposed to significant risks in relation to compliance with anti-corruption laws and regulations.

Our business entails numerous interactions with government authorities, including port authorities, health, safety, and environment authorities, labor and tax authorities and customs and immigration authorities. Furthermore, at our charterer’s direction, our vessels call at ports throughout the world, including in some countries where corruption is endemic. Although we have strict and adequate procedures prohibiting our employees or persons associated with us from making unlawful payments to government officials, we cannot guarantee that such payments may not be made despite our procedures and without our approval. In such case, such payments may be deemed to have violated anti-corruption laws potentially applicable to us, including the UK Bribery Act 2010 (the “Bribery Act”) and the U.S. Foreign Corrupt Practices Act (the “FCPA”). Both civil and criminal penalties may be imposed on us as a result of violations of anti-corruption laws, and such penalties could have a material adverse impact on our reputation, business and financial condition.

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

Specifically, in 2004, the International Maritime Organization (the “IMO”) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The Convention will enter into force from September 8, 2017. Consequently, approved ballast water treatment systems must be, inter alia, retro-fitted on existing vessels of 400 gross tonnes (gt) and above, prior to the first renewal after that date of the IOPP Certificate required under MARPOL Annex I. All of our vessels exceed 400 gt. Typically, the renewal date of the IOPP Certificate is co-incidental with regulatory dry-dockings. See “Environmental and other regulations—International Maritime Organization” below, for a discussion of possible impacts of increased ballast water management regulation. The costs associated with compliance are unclear.

Further, recently, the U.S. Coast Guard has approved a number of Ballast Water Management Systems (“BWMS”) and, accordingly, relevant vessels operating in U.S. waters and not otherwise exempted, are required to manage ballast water in one of five ways (i) use a U.S. type-approved BWMS to meet the discharge standard; (ii) temporarily use a foreign type-approved BWMS that has been accepted by the U.S. Coast Guard as an Alternative Management System; (iii) use and discharge ballast water obtained exclusively from a U.S. Public Water System; (iv) discharge ballast water to a reception facility; or (v) do not discharge ballast water inside 12 nautical miles. Existing exemption letters will remain valid and the Coast Guard will continue to consider applications for extensions if the vessel owner can demonstrate that despite all efforts, compliance is not possible.

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

Depending on the outcome of an ongoing EU investigation of container liner companies related to potential antitrust violations, our growth, results of operations and our ability to charter our vessels may be reduced.

In July 2016, the European Commission completed its investigations of certain major container liner companies, including some of our existing customers, related to potential violations of EU competition (antitrust) rules. The liner companies under investigation offered to enter into the following binding commitments regarding their future conduct for a period of three years, starting December 7, 2016;

•	the carriers will stop publishing and communicating General Rate Increase announcements, i.e., changes to prices expressed solely as an amount or percentage of the change;

•	in order for any future price announcements to be useful for customers, the carriers will announce figures that include at least the five main elements of the total price (base rate, bunker charges, security charges, terminal handling charges and peak season charges if applicable);

•	price announcements will be binding on the carriers as maximum prices for the announced period of validity (but carriers will remain free to offer prices below these ceilings);

•	price announcements will not be made more than 31 days before their entry into force, which corresponds to the period when customers usually start booking in significant volumes (typically, customers plan their shipments between four weeks and one week before they need to move their consignments).

Although we have no basis for assessing the effect of these commitments, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations and financial condition.

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

The international containership and containership leasing industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends in each quarter will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	acquisition of additional vessels;

•	the timing of scheduled drydockings;

•	the timing of interest payments, scheduled debt amortization payments and other payments that might be due under our debt facilities;

•	delays in the delivery of newbuilding vessels, if any, and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	any idle time after one charter expires until a new charter is agreed or the vessel is disposed of, should a new charter not be agreed;

•	unexpected repairs to, or required expenditures on, vessels or dry-docking costs in excess of those anticipated;

•	the loss of a vessel;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

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

Pursuant to the registration rights agreement entered into at the effective time of the Merger, Marathon’s initial shareholders and, under certain circumstances, CMA CGM can demand that we register the resale of their holdings of our common shares at any time. 10,737,004 common shares held by Marathon’s initial shareholders were registered for sale under a registration statement on Form F-3 filed with the SEC on July 28, 2014. The registration and availability of such a significant number of securities for trading in the public market may have a material adverse effect on the market price of our Class A common shares.

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

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and, if we are an accelerated filer or a large accelerated filer, a related attestation of our independent registered public accounting firm. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that our internal controls will be considered effective in future assessments and that our independent registered public accounting firm would reach a similar conclusion. Therefore, we can give no assurances that our internal control over financial reporting will satisfy regulatory requirements in the future.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2009 through 2016 under the “publicly-traded” test, and expect to so qualify for 2017. However, it is possible that our ownership may change such that qualified 5% Shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% Shareholders from owning 50% or more of the total value of the stock held by the 5% Shareholders group.

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

If we or our vessel owning subsidiaries were considered to be a resident of the United Kingdom (or “UK”) or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 24%, 23% and 21% for the years ended March 31, 2013, 2014 and 2015, respectively, and 20% thereafter. We and our vessel owning subsidiaries are strategically managed and controlled from outside the United Kingdom and have restricted activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

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

We were formed in 2007 to purchase and charter back containerships then owned or to be purchased by CMA CGM, the third largest containership operator in the world by number of vessels. We acquired our initial fleet of 17 containerships from CMA CGM between December 2007 and August 2009. All of the vessels were time chartered back to CMA CGM for terms between five and 17 years. Two of the initial charters, relating to our 4,113 TEU vessels, Ville d’Aquarius and Ville d’Orion, expired in September 2012 and were renewed successively with CMA CGM until late April 2014 for Ville d’Aquarius and late May 2014 for Ville d’Orion. New charters were agreed with another charterer, Sea Consortium, trading as X-Press Feeders, commencing May 7, 2014 for Ville d’Aquarius and July 17, 2014 for Ville d’Orion. These charters were successively renewed until the vessels’ redelivery to us late in 2015. The vessels were sold on November 5, 2015 and December 8, 2015, respectively. On October 28, 2014, we took delivery of the 8,063 TEU OOCL Tianjin, having purchased it from Orient Overseas Container Lines Limited (“OOCL”). The vessel was immediately chartered back to OOCL for a period between 36 and 39 months. On March 11, 2015, we took delivery of a second 8,063 TEU vessel, the OOCL Qingdao, also purchased from OOCL and, again, immediately chartered back for a period between 36 and 39 months. On September 17, 2015, we took delivery of a third 8,063 TEU vessel, the OOCL Ningbo, also purchased from OOCL and, again, immediately chartered back for a period between 36 and 39 months. The TEU weighted average remaining term of our 18 charters was 4.0 years at December 31, 2016 and TEU weighted average age for the fleet was 12.0 years. Our management team undertakes all management of our fleet including the supervision of the day-to-day technical ship management of our vessels which as of December 31, 2016 was provided for 13 of our 18 vessels by CMA Ships, a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements, with an agreement to cap the reimbursement by us of expenses incurred on our behalf on the vessels they charter. A third party ship manager based in Hong Kong provides the day-to-day technical management of the other five vessels.

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

Until March 19, 2014, long-term debt comprised amounts outstanding under the Previous Credit Facility that was first drawn in December 2007. A total of $599.1 million was drawn under this facility. The floating interest rate was hedged with interest rate derivatives which gave rise to realized losses and unrealized gains or losses. The Previous Credit Facility was repaid by a quarterly cashflow sweep from November 2009. On March 19, 2014, we completed the issue of $420.0 million 10.000% notes, the principal use of proceeds being to repay the then $366.6 million remaining amount outstanding under the Previous Credit Facility which was then terminated. All outstanding interest rate derivatives were settled and terminated at the same time.

On August 20, 2014, we issued 1,400,000 depositary shares, each of which represents 1/100th of one share of our Series B preferred shares. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B preferred shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds of $33.5 million were used, together with restricted cash and cash on hand, to redeem for $36.4 million, a substantial discount to liquidation value of $45.0 million, our Series A preferred shares.

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

Our website address is www.globalshiplease.com. The information included on our website is not incorporate herein by reference. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

B. Business Overview

Our Fleet

Our fleet, as of December 31, 2016, consisted of 18 containerships with an aggregate capacity of 82,312 TEU and a TEU weighted average age of approximately 12.0 years and a non-weighted average age of 12.3 years.

The table below provides information about our fleet as at December 31, 2016:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Purchase by GSL	Remaining Charter Term (years) (1)		Earliest Charter Expiry Date	Daily Charter Rate $
CMA CGM Matisse	2,262	11,676	1999	Dec 2007	3.0		Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	11,676	1999	Dec 2007	3.0		Sept 12, 2019	15,300
Delmas Keta	2,207	11,731	2003	Dec 2007	1.0		Sept 20, 2017	18,465
Julie Delmas	2,207	11,731	2002	Dec 2007	1.0		Sept 11, 2017	18,465
Kumasi	2,207	11,731	2002	Dec 2007	1.0-4.0	(2)	Sept 21, 2017	13,000	(2)
Marie Delmas	2,207	11,731	2002	Dec 2007	1.0-4.0	(2)	Sept 14, 2017	13,000	(2)
CMA CGM La Tour	2,272	11,742	2001	Dec 2007	3.0		Sept 20, 2019	15,300
CMA CGM Manet	2,272	11,742	2001	Dec 2007	3.0		Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	20,087	2007	Jan 2008	4.0		Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	20,100	2007	Jan 2008	4.0		Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	38,577	2008	Dec 2008	9.0		Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	17,272	2006	Dec 2008	6.0		Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	17,355	2006	Dec 2008	6.0		Sept 16, 2022	25,350
CMA CGM America	4,045	17,355	2006	Dec 2008	6.0		Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	26,776	2001	Aug 2009	4.7		May 28, 2021	34,000
OOCL Tianjin (1)	8,063	34,243	2005	Oct 2014	1.0		Oct 28, 2017	34,500
OOCL Qingdao (1)	8,063	34,305	2004	Mar 2015	1.3		Mar 11, 2018	34,500
OOCL Ningbo (1)	8,063	34,243	2004	Sept 2015	1.7		Sept 17, 2018	34,500

(1)	Remaining charter term as at December 31, 2016 plus or minus 90 days at charterer’s option, except for (i) OOCL Tianjin, which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao, which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo, which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(2)	The charters for Kumasi and Marie Delmas were amended in July 2016. The earliest possible re-delivery date is shown in the table. However, we may exercise three consecutive options in our favour to extend the charters, at $9,800 per day, which extend the earliest re-delivery date to October 2, 2020.

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

Initial Charters

Each of the vessels in our initial fleet of 17 vessels was subject to a time charter with CMA CGM based on standard industry terms. We have separate subsidiaries to own each vessel in our fleet. We guarantee the obligations of each of our subsidiaries under the charters. Each of our initial charters commenced on each vessel’s delivery. Due to different delivery dates and durations, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to rechartering risk upon expiration of our initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters on our initial 17 vessels had terms of five to 17 years (plus or minus 90 days at charterer’s option). We agreed with CMA CGM, with effect from February 1, 2014, to extend by three years the charters on four vessels at a lower on-going daily charter rate. In 2015, two of the vessels in our initial fleet were sold. On August 10, 2016, we further agreed with CMA CGM to amend and extend the charters of two further vessels. A revised rate of $13,000 per day applies from August 1, 2016 until the charters’ previous earliest expiry dates in September 2017, after which we have three consecutive option periods, the first of 1.25 years and the second and third of one year each, through December 31, 2020 at a rate of $9,800 per day. As at December 31, 2016, nine vessels remained on their un-amended initial charters. Each of the 15 vessels on charter to CMA CGM can be redelivered to us by the charterer on 30 days’ notice, during the re-delivery period. If an agreement to extend the charters is not reached, depending on market conditions, we may seek employment of these vessels with another charterer, lay them up or effect a sale.

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

We pay CMA Ships an annual management fee of $123,000 per vessel it manages. The annual fee payable to the other manager of our vessels is not materially different. Under the ship management agreements, our ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We reimburse the ship managers for the costs they incur on our behalf. Each ship management agreement provides that we have the right to audit the accounts of our ship manager to verify the costs incurred. The ship managers have agreed to maintain our vessels so that they remain in class with valid certification. In addition, they are responsible for our current fleet’s compliance with all government and other regulations, and compliance with class certifications.

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

Global Expense Agreement

Under our ship management agreements with CMA Ships, we have agreed to reimburse CMA Ships for ship operating expenses incurred by it on our behalf in the operation of our vessels. Pursuant to the global expense agreement that we entered into with CMA Ships and CMA CGM, this reimbursement is subject to a cap.

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

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Matisse	Bureau Veritas	November 2019
CMA CGM Utrillo	Bureau Veritas	December 2019
Delmas Keta	Bureau Veritas	March 2018
Julie Delmas	Bureau Veritas	November 2017
Marie Delmas	Bureau Veritas	January 2022
CMA CGM La Tour	Bureau Veritas	June 2021
CMA CGM Manet	Bureau Veritas	October 2021
Kumasi	Bureau Veritas	March 2022
CMA CGM Alcazar	Bureau Veritas	February 2022
CMA CGM Château d’If	Bureau Veritas	December 2017
CMA CGM Thalassa (2)	Bureau Veritas	June 2022
CMA CGM Jamaica	DNV-GL	September 2021
CMA CGM Sambhar	Lloyd’s Register	July 2021
CMA CGM America	Lloyd’s Register	September 2021
CMA CGM Berlioz	Bureau Veritas	July 2021
OOCL Tianjin	American Bureau of Shipping	March 2020
OOCL Qingdao	American Bureau of Shipping	April 2019
OOCL Ningbo	American Bureau of Shipping	May 2019

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.
(2)	CMA CGM Thalassa underwent its first special survey in November 2013 while afloat, including an underwater inspection in lieu of a drydocking. As a result, the next required inspection in a drydock was postponed from December 2013 until December 2017 at the latest. The vessel was drydocked in December 2014, principally to modify the bulbous bow to allow for more efficient fuel consumption at slower speeds. In addition, regular drydock work was undertaken, including repainting the underwater parts. The next drydocking is due by June 2022, subject to a satisfactory survey afloat to be performed no later than November 2018.

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

The IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. MARPOL Annex I specifies requirements for continuous monitoring of oily water discharges and establishes a number of special areas in which more stringent discharge standards are applicable. Carriage of chemicals in bulk is covered by Annex II. Annex III regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These Annex III requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex IV contains a set of regulations regarding the discharge of sewage into the sea, the configuration and operation of ships’ equipment and systems for the control of sewage discharge, and requirements for survey and certification. Annex V totally prohibits the disposal of plastics anywhere into the sea, and severely restricts discharges of other garbage from ships into coastal waters and special areas. MARPOL’s Annex VI sets limits on sulphur oxide, nitrogen oxide, carbon dioxide and particulate matter emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for the creation of Emission Control Areas, or ECAs. ECAs have already been established for the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future. Annex VI calls for incremental reductions in sulphur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), with the global sulphur cap reduced initially to 3.50% (from 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018. That study was published in August 2016, and showed that under all scenarios and sensitivity options considered, there will be sufficient clean fuel available in 2020. Accordingly, in October 2016, the IMO confirmed the effective date of January 1, 2020. Annex VI also calls for the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit for engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit for engines installed on or after 2016 operating in nitrogen oxide ECAs.

We have registered our vessels in flag states that have ratified Annex VI, which requires that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates from those flag states. As of December 31, 2016, all of our vessels had IAPP Certificates.

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

The SEEMP establishes a mechanism for operators to improve the energy efficiency of ships. Owners are required to prepare and vessels are required to keep on board, a ship specific SEEMP. As at December 31, 2016 all of our vessels had prepared and submitted a SEEMP and had been issued with an International Energy Efficiency Certificate (IEEC).

These and similar requirements could require modifications to our vessels to achieve compliance. We are evaluating these requirements and the alternatives for achieving compliance. The costs to comply with these requirements may be material or significant to our operations.

The operation of our vessels is also affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, compliance with which is required under the International Convention of Safety of Life at Sea, or SOLAS. The ISM Code requires ship-owners or any other entity such as a manager or a bareboat charterer, who has assumed the responsibility for operating and managing the vessel, to develop and maintain a “Safety Management System,” which includes the requirements to assess all identified risks; adopt a safety and environmental protection policy achieving the ISM Code objectives; adopt instructions and procedures to ensure safe operation of ships and protection of the environment pursuant to international and flag state laws and regulations; define levels of authority and lines of communication between, and among, shore and shipboard personnel; implement procedures for reporting accidents and non-conformities with the provisions of the ISM Code and corrective action; implement procedures to prepare guidelines and respond to emergency situations; and implement procedures for regular internal audits and management reviews including evaluating effectiveness. The ISM Code requires that the vessel operator be issued a Document of Compliance and the vessels it operates be issued a Safety Management Certificate, evidencing compliance by the vessel’s management with ISM Code requirements for a Safety Management System. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As at December 31, 2016, each of the vessels in our fleet, and the entities managing them, were certified pursuant to requirements of ISM Code. There can be no assurance that any certification will be maintained indefinitely. SOLAS itself specifies minimum standards for the construction, equipment and operation of ships, compatible with their safety. Flag states are responsible for ensuring that ships under their jurisdictions comply with these requirements, and require various certificates pursuant to SOLAS as proof of such compliance.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The implementation dates were deferred by a 2013 IMO Resolution which provides that for ships constructed before the BWM Convention enters into force, compliance with the ballast water performance standard will not be required until their first renewal survey after entry into force. The BWM Convention was adopted by Finland on September 8, 2016. Finland’s accession brought the combined tonnage of contracting States to the treaty to 35.1441%, with 52 contracting States, which is in excess of the minimum requirement of at least 30 IMO Member States, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Accordingly, the BWM Convention will enter into force from September 8, 2017, 12 months after the required thresholds were met. Consequently, approved ballast water treatment systems must be fitted on newbuilding vessels of 400 gross tonnes and above, to be delivered after September 8, 2017 and retro-fitted on existing vessels of 400 gross tonnes and above, prior to the first renewal after that date of the IOPP Certificate required under MARPOL Annex I. All of our vessels are over 400 gross tonnes. Typically, the renewal date of the IOPP Certificate is co-incidental with regulatory dry-dockings. See “—Ballast Water Management,” below, for a discussion of possible impacts of increased ballast water management regulation.

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

On September 17, 2008, the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or AFSC, came into force. It prohibits the use of harmful organotins in anti-fouling paints used on ships and will establish a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Our vessels are required to obtain certification of compliance. As at December 31, 2016, each of our vessels was in possession of a Statement of Compliance issued by the Classification Society.

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

OPA requires owners and operators of vessels to obtain a certificate of financial responsibility by establishing and maintaining with the Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA; an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA. An owner or operator may evidence its financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the United States, against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. For our vessels that are likely to enter U.S. waters, we intend to comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient insurance.

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

Following the “Deepwater Horizon” incident in 2010, a number of legislative proposals have been made in the U.S. Senate that may repeal the Limitation of Liability Act of 1851, remove or increase the cap on liability provided by OPA 90 and provide for non-pecuniary loss and punitive damages by amending the Death on the High Seas Act and Jones Act. We continue to monitor these proposals.

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

The U.S. Coast Guard Final Rule, Standard for Living Organisms in Ships’ Ballast Water Discharged in US Waters (superseding the previous) came into effect on June 21, 2012 and sets out allowable organism concentrations consistent with the IMO BWM Convention. The Final Rule also set outs general non-indigenous species reduction practices including hull, tank and pipe cleaning. The Final Rule introduces a requirement for a Ballast Water Management System (BWMS) for vessels with a ballast water capacity between 1500 and 5000 cubic meters by the first scheduled drydocking after January 1, 2014 and for those with smaller or larger capacity by the first such drydocking after January 1, 2016. All of our vessels have ballast water capacities in excess of 5,000 cubic meters. Before then as alternatives, ballast water may be exchanged 200 nautical miles from any shore or an Alternative Management System (“AMS”) may be installed that is approved by a foreign administration under the BWM Convention, meets a minimum effective determination by the Coast Guard and receives full approval within five years of the compliance date for the vessel. The Coast Guard has advised it will consider individual requests for extensions in case of real difficulty in implementing BWM discharge standards due to the availability of appropriate BWMS. Recently, the Coast Guard has approved a number of BWMS and accordingly, relevant vessels operating in U.S. waters and not otherwise exempted, are required to manage ballast water in one of five ways (i) use a U.S. type-approved BWMS to meet the discharge standard; (ii) temporarily use a foreign type-approved BWMS that has been accepted by the U.S. Coast Guard as an AMS; (iii) use and discharge ballast water obtained exclusively from a U.S. Public Water System; (iv) discharge ballast water to a reception facility; or (v) do not discharge ballast water inside 12 nautical miles. Existing exemption letters remain valid and the Coast Guard will continue to consider applications for extensions, on a vessel by vessel basis, if the vessel owner can demonstrate that despite all efforts, compliance is not possible.

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters without a permit and imposes strict liability in the form of penalties for any unauthorized discharges. Current Environmental Protection Agency, or EPA, regulations exempt ships in U.S. navigable waters from the requirement to obtain CWA permits for discharges of ballast water and other substances incidental to the normal operation of vessels. However, a U.S. District Court ruled in 2006 that EPA lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the CWA, invalidating the blanket exemption in EPA regulations for all discharges incidental to the normal operation of a vessel as at September 30, 2008, and directed EPA to develop a system for regulating all discharges from vessels by that date. EPA’s appeal failed and the Ninth Circuit Court of Appeals upheld the District Court’s ruling on July 23, 2008. In response, EPA issued a Vessel General Permit, or the VGP, covering the discharges incidental to the operation of vessels greater than 79 feet in length on December 18, 2008. Vessels were required to comply with the VGP by February 6, 2009. The VGP requires the use of Best Management Practices, inspections, and monitoring of the areas of the vessel the permit addresses. States may also add additional conditions. For example, California requires that all vessel discharges in its waters comply with numeric effluent limitations. The new 2013 VGP replaced the 2008 VGP on December 19, 2013 and provides for more stringent numerical ballast water discharge limits for most vessels, more stringent effluent limits for oil to sea interfaces and for exhaust gas scrubber wash water and an annual report in place of the current one-time report. The 2013 VGP expires December 19, 2018.

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

The European Union (“EU”) adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which was published in the Official Journal on May 19, 2015 and went into effect on July 1, 2015. The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to warships and fish catching or processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future.

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

We do not have loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We evaluate obtaining such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

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

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in Item 4.B. “Information on the Company—Business Overview.” The vessels are affected by environmental and other regulations. See Item 4.B “Information on the Company – Environmental and Other Regulations”. Sixteen of the vessels are secured to the notes and the revolving credit facility. One vessel is secured to the secured term loan. One vessel in unencumbered. See item 5.B “Operating and Financial Review - Liquidity and Financial Resources – Indebtdeness”. We do not own any real property.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

At December 31, 2016, we owned 18 vessels with a total capacity of 82,312 TEU with an average age, weighted by TEU capacity, of 12.0 years. All of the vessels are fixed on charters, mainly long term, with an average remaining term of 3.9 years, or 4.0 years on a weighted by capacity basis.

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

We have entered into mainly long-term fixed rate time charters for all of our vessels. We expect that our base revenue will be largely fixed until (a) any of our charters expire or otherwise terminate when we will need to seek a renewal or recharter, at possibly a significantly different rate depending on market conditions at the time, or (b) we acquire additional vessels. The time charters for five of our 18 containerships can be terminated as early as dates from September 11, 2017 to September 17, 2018. A further four vessels’ charters could terminate in September 2019. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents affect the actual amount of revenues we receive.

CMA CGM is our main customer and the largest holder of our common shares. Charter payments from CMA CGM are our principal source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.

The container shipping industry suffered a cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012; however, the industry remains under pressure due to oversupply of container ship capacity. While charter payments have been received on a timely basis from 2014, we previously experienced, from time to time, delays in receiving charterhire payments from CMA CGM. For example, in the year ended December 31, 2013, between one and three installments were outstanding at any one time, which under the charter contracts are due to be paid on the 1st and 16th of each month, in advance. Charterhire was received on a timely basis in 2016 and, as of December 31, 2016, charterhire was up-to-date. If CMA CGM is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with CMA CGM were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Recent Developments

On March 22, 2017, we announced a cash tender offer in respect of Excess Cash Flow (as defined in the indenture governing the notes), which we are obliged to make under the terms of the indenture. The offer is to purchase up to $20.0 million aggregate amount of our notes at a price of 102% of their aggregate principal amount plus accrued and unpaid interest to, but not including, the purchase date. The offer will expire at 5:00 p.m., New York City time, on April 19, 2017, unless extended by us, in our sole discretion.

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

Vessels

Vessels represent our most significant tangible assets. Up to the date of the Merger, vessels were recorded in the financial statements at their purchase price, with an amount allocated to a drydock component, and less accumulated depreciation. Vessels owned at the date of the Merger are recorded at their fair value at the date of the Merger, with an amount allocated to a drydock component, less a proportion of the overall negative goodwill arising at the time of the Merger allocated to these vessels and less subsequent accumulated depreciation and impairment. Vessels purchased subsequent to the Merger are stated at purchase price, which consists of the contract price and any material expenses incurred upon acquisition (including initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods and drydock component, where relevant) less subsequent accumulated depreciation and impairment. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from first delivery from the shipyard, which we believe is within industry standards for containership owners and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost (or fair value, where relevant) less any impairment of the vessel less its estimated residual value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

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

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. Six drydockings were completed in 2016 for regulatory reasons, the total cost of which, excluding the effect of the associated 100 days of offhire, was $7.8 million. One such drydocking was completed in 2015, the total cost of which, excluding the effect of nine days offhire, was $1.5 million. In 2014, there were three drydockings. In addition, CMA CGM Thalassa was drydocked in December 2014, principally to modify the bulbous bow to allow for more efficient fuel consumption at lower speeds. Regular drydocking work was also undertaken, including repainting the underwater parts. The total cost of the three drydockings in 2014, excluding the effect of 48 days offhire and the work on CMA CGM Thalassa, was $4.1 million.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” our long-lived assets are regularly reviewed for impairment. We perform the impairment test at the individual vessel level pursuant to paragraph 10 of ASC Topic 360 when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

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

The 2016 year-end impairment review gave rise to a non-cash charge, recorded in the three months ended December 31, 2016, of $63.1 million, as the sum of the expected undiscounted future cash flows from four vessels over their estimated remaining useful lives is less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is assessed, on a vessel by vessel basis, as the net present value of estimated future cash flows, discounted by an appropriate discount rate. A further non-cash impairment charge of $29.4 million was recognized in the three months ended September 30, 2016, following our agreement with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi, giving a total charge for impairment in the year ended December 31, 2016 of $92.4 million.

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

The assumptions used involve a considerable degree of estimation on the part of our management. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are:

•	charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, for the four years from the date of the impairment test and thereafter a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions;

•	offhire days, which are based on actual off-hire statistics for our fleet;

•	operating costs, based on current levels escalated over time based on long-term trends;

•	drydocking frequency, duration and cost; and

•	estimated useful life, which is assessed as a total of 30 years from first delivery from the shipyard.

In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied. The impaired value for a given asset is set at a minimum of its estimated scrap value.

These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Whenever the sum of the undiscounted future cash flows for each vessel plus its expected residual value is above its book value, we consider that there is no indication of impairment. Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value is below its book value, we consider that there is a potential impairment and perform a recoverability test, similar to the above but based on discounted cash flows. An impairment loss will be recognized if the book value of the vessel exceeds the sum of the discounted cash flows expected to result from the use and eventual disposition of the vessel.

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above, and indicates whether their estimated market values, based on charter attached valuations as at December 31, 2016 prepared by an independent ship broking firm, are below their carrying values as at December 31, 2016. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. We would not record an impairment for any of the vessels for which the market value based on charter attached valuations is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that show estimated market values below their carrying values exceed such vessels’ carrying values as at December 31, 2016, and accordingly have not recorded any further impairment charge.

If time charter rates do not show material and sustained improvement from first quarter 2017 spot market rates, we expect that our average estimated daily time charter rates used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels. In accordance with our accounting policy, if this occurs, we will be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Sensitivity analysis as at December 31, 2016 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would trigger an increase in the impairment charge of approximately $32.0 million. A reduction of 5.0% in the assumed charter rates would trigger an increase in the impairment charge of approximately $4.4 million. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at December 31, 2016. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets forth the purchase price and carrying value of each of our vessels:

Vessel Name	Capacity in TEU	Year Built	Purchase Price(1) (in millions of U.S. dollars)	Carrying Value(2) (in millions of U.S. dollars)
CMA CGM Matisse(G)*	2,262	1999	34.0	16.9
CMA CGM Utrillo(G)*	2,262	1999	34.0	17.5
Delmas Keta(G)	2,207	2003	38.0	4.0
Julie Delmas(G)	2,207	2002	38.0	4.5
Kumasi(G)	2,207	2002	38.0	8.0
Marie Delmas(G)	2,207	2002	38.0	8.1
CMA CGM La Tour(G)	2,272	2001	37.0	11.8
CMA CGM Manet(G)*	2,272	2001	37.0	12.4
CMA CGM Alcazar*	5,089	2007	94.0	66.0
CMA CGM Château d’If*	5,089	2007	94.0	66.2
CMA CGM Thalassa*	11,040	2008	154.0	117.9
CMA CGM Jamaica*	4,298	2006	67.0	58.5
CMA CGM Sambhar*	4,045	2006	67.0	56.9
CMA CGM America*	4,045	2006	67.0	57.0
CMA CGM Berlioz*	6,621	2001	82.0	62.8
OOCL Tianjin*	8,083	2005	55.0	51.0
OOCL Qingdao*	8,083	2004	53.6	49.1
OOCL Ningbo*	8,083	2004	53.6	50.4

Total			$1,081.2	$719.1

(1)	Purchase price consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods, where relevant. Purchase price includes an element allocated to a drydock component
(2)	As at December 31, 2016, including unamortized drydocking costs
(G)	Indicates geared vessel
*	Indicates vessels for which we believe the market value based on charter attached valuations was lower than the vessel’s carrying value as at December 31, 2016. We believe that the aggregate carrying value of these vessels at December 31, 2016 exceeded their aggregate market value based on charter attached valuations as at December 31, 2016 by approximately $202.1 million.

Share-Based Compensation

We have awarded restricted stock units to certain of our employees. In addition, a portion of the base compensation paid to the directors up to 2013 was in the form of restricted stock units, which vested, based on service conditions only, annually in arrears. For 2016, 20% of the base compensation paid to our directors was in the form of stock issued under the 2015 Equity Incentive Plan, with the number of stock units issued based on a value of $4.00 per unit. The accounting fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

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

In April 2016, FASB issued an accounting standards update in respect of Compensation – Stock Compensation (Topic 718) – Improvements to Employee Share-Based Payment Accounting. The amendments are intended to simplify various aspects of the accounting for employee share-based payments including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2016, although early application is permitted. We are currently assessing the impact of adopting this update on our financial statements.

In August 2016, FASB issued an accounting standards update in respect of Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments. The update is intended to address diversity in how certain cash receipts and cash payments are presented in the statement of cash flows. The update is effective for annual periods beginning after December 15, 2017, although early application is permitted. We are currently assessing the impact of adopting this update on our financial statements.

We have adopted the new Going Concern standard under ASU 2014-15.

We do not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on our consolidated financial statements.

Results of Operations

Year ended December 31, 2016 Compared to Year ended December 31, 2015

	Year ended December 31,
	2016	2015
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$166.5	$164.9

Operating Expenses
Vessel operating expenses	$45.7	$50.1
Depreciation	42.8	44.9
Impairment of vessels	92.4	44.7
General and administrative	6.3	6.5
Other operating (income)	(0.2)	(0.5)

Total operating expenses	187.0	145.7

Operating (Loss) Income	(20.5)	19.3

Non-Operating Income (Expense)
Interest income	$0.2	$0.1
Interest expense	(44.8)	(48.2)
Income taxes	0.0	0.0

Net (Loss) Income	$(65.1)	$(28.9)
Earnings allocated to Series B preferred shares	(3.1)	(3.1)

Net (Loss) Income available to Common Shareholders	$(68.2)	$(31.9)

Operating Revenues

Operating revenues reflect income under fixed rate time charters in effect and was $166.5 million in the year ended December 31, 2016, up $1.6 million, or 1.0%, from operating revenues of $164.9 million for 2015. The increase in operating revenues is mainly due to the full year effect of two vessels acquired in March and September 2015, each earnings $34,500 per day, offset by reduced revenue following the sale of two vessels in fourth quarter 2015 which had been earning $11,000 and $10,700 per day respectively for their most recent charters in the second half of 2015, with a further reduction in revenue from increased offhire from regulatory drydockings, which was 100 days in the year ended December 31, 2016 compared to nine days in the prior year. There were 6,588 ownership days in the year ended December 31, 2016 with 103 days offhire (including the 100 days for drydockings), giving an overall utilization of 98.4%. In 2015, there were 6,893 ownership days, 16 days offhire (including nine for drydockings) and 13 idle days giving a utilization of 99.6%.

Operating Expenses

Operating expenses, including $92.4 million charge for impairment, totaled $187.0 million for the year ended December 31, 2016 (or 112% of operating revenues). Excluding impairment, operating expenses for 2016 were $94.6 million (or 57% of operating revenues). Operating expenses, including $44.7 million charge for impairment, totaled $145.7 million for the year ended December 31, 2015 (or 88% of operating revenues). Excluding impairment, operating expenses for 2015 were $101.0 million (or 61% of operating revenues).

Operating expenses can be analyzed as follows:

•	Vessel operating expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $45.7 million for the year ended December 31, 2016 (or 27% of operating revenues) compared to $50.1 million for 2015 (or 30% of operating revenues). The average cost per ownership day was $6,936, down $333, or 4.6%, from $7,269 for 2015. The reduction is primarily attributable to reduced crew costs and insurance costs on renewals, together with the elimination of the relatively high costs related to the operation of the two vessels which were sold in fourth quarter 2015, partly offset by costs incurred in drydockings (six in 2016 compared to one in 2015) that are expensed rather than capitalized.

•	Depreciation: Depreciation was $42.8 million (or 26% of operating revenues) for the year ended December 31, 2016, down from $44.9 million (or 27% of operating revenues) in 2015 mainly due to lower ownership days.

•	Impairment of Vessels: Our 2016 year-end impairment review gave rise to a non-cash charge recorded in the fourth quarter of $63.1 million, as the sum of the expected undiscounted future cash flows from four vessels over their estimated remaining useful lives is less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is assessed, on a vessel by vessel basis, as the net present value of estimated future cash flows, discounted by an appropriate discount rate. There was no such impairment charge in fourth quarter 2015. A further non-cash impairment charge of $29.4 million was recognized in the three months ended September 30, 2016, following our agreement with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi. Accordingly, the total non-cash impairment charge for the year ended December 31, 2016 was $92.4 million (or 56% of operating revenues).

Following receipt of notices of re-delivery for Ville d’Aquarius and Ville d’Orion in fourth quarter 2015 and our assessment of the vessels’ re-chartering prospects, sales of the vessels were completed on November 5 and December 8, 2015, respectively, for total net proceeds of approximately $9.3 million. The vessels were written down as at September 30, 2015 by $44.7 million to their estimated net realizable value, including estimated selling costs.

•	General and administrative: General and administrative expenses were $6.3 million (or 4% of operating revenues) in the year ended December 31, 2016, compared to $6.5 million (or 4% of operating revenues) for 2015. The reduction is mainly due to lower professional fees.

•	Other operating income: Other operating income represents miscellaneous revenue mainly from carrying passengers and sundry recharges to charterers under our time charters. In the year ended December 31, 2016, other operating income was $0.2 million, down from $0.5 million in 2015.

Operating Income

As a consequence of all preceding items, operating loss was $20.5 million for the year ended December 31, 2016 compared to operating income of $19.3 million (or 12% of operating revenues) in 2015.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2016 was $0.2 million compared to $0.1 million in 2015.

Interest Expense

Debt at December 31, 2016 comprised amounts outstanding on our 10% Notes, the revolving credit facility, which was drawn March 11, 2015, and the secured term loan, which was drawn September 10, 2015.

Interest expense for the year ended December 31, 2016 was $44.8 million (or 27% of operating revenues), down $3.4 million on interest expense of $48.2 million (or 29% of operating revenues) for the year ended December 31, 2015. The decrease is due to lower interest on the notes following the repurchase by way of tender of $26.7 million principal amount of the notes in March 2016, open market purchases of a total of $27.2 million principal amount of the notes in May, August and November 2016 and the $2.9 million gain realized on these open market purchases, offset by $0.5 million premium paid in relation to the tender offer and accelerated write-off of the portion of deferred financing charges and the original issue discount attributable to notes which were purchased and retired in the year.

Income Taxes

Income taxes for the years ended December 31, 2016 and 2015 were not material as the vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net Loss

For the year ended December 31, 2016, net loss was $65.1 million, including $92.4 million non-cash impairment charge. Net loss for the year ended December 31, 2015 was $28.9 million, including $44.7 million non-cash impairment charge.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $35.0 million Series B preferred shares issued on August 20, 2014 are presented as a reduction of net (loss), as and when declared by the Board of Directors. These dividends totaled $3.1 million for each of the years ended December 31, 2016 and 2015.

Net (Loss) Available to Common Shareholders

Net (loss) available to common shareholders, after the $92.4 million impairment charge, was $68.2 million for the year ended December 31, 2016 compared to net (loss) of $31.9 million for 2015, after the $44.7 million impairment charge.

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

Operating Revenues

Operating revenues was $164.9 million in the year ended December 31, 2015, up $26.3 million, or 19.0%, from operating revenues of $138.6 million for 2014. The increase in operating revenues is mainly due to a 11.7% increase in operating days from 6,146 in 2014 to 6,864 in 2015, the addition of two vessels in March and September 2015 and the full year effect of the vessel acquired in October 2014 together with reduced offhire due to fewer drydockings in 2015 and reduced idle time for vessels between charter fixtures. The charter rates on the additional vessels were $34,500 per day, significantly higher than the average rate per day of $22,105 earned in 2014. There were 6,893 ownership days in the year ended December 31, 2015 with 16 days offhire (including nine days for drydockings) and 13 idle days giving a utilization of 99.6%. In 2014, there were 6,270 ownership days with 60 days offhire (including 48 days for drydockings) and 64 idle days giving a utilization of 98.0%.

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

Operating expenses can be analyzed as follows:

•	Vessel operating expenses: Vessel operating expenses were $50.1 million for the year ended December 31, 2015 (or 30% of operating revenues) compared to $48.8 million for 2014 (or 35% of operating revenues). The average cost per ownership day was $7,269, down $509, or 6.6%, from $7,778 for 2014. The reduction is mainly due to lower crew costs, lower insurance costs on renewal and higher costs in 2014 from the cost of bunkers consumed when the two 4,113 TEU vessels were idle between charters, and for repositioning for the commencement of the new charters; $0.7 million (or $104 per day).

•	Depreciation: Depreciation was $44.9 million (or 27% of operating revenues) for the year ended December 31, 2015, up from $41.1 million (or 30% of operating revenues) in 2014 mainly due to the addition of the three vessels in October 2014, March 2015 and September 2015.

•	Impairment of Vessels: Following receipt of notices of re-delivery for Ville d’Aquarius and Ville d’Orion in fourth quarter 2015 and our assessment of the vessels’ re-chartering prospects, sales of the vessels were completed on November 5, and December 8, 2015 respectively, for total net proceeds of approximately $9.3 million. The vessels were written down as at September 30, 2015 by $44.7 million to their estimated net realizable value, including estimated selling costs.

•	General and administrative: General and administrative expenses were $6.5 million (or 4% of operating revenues) in the year ended December 31, 2015, compared to $7.0 million (or 5% of operating revenues) for 2014. The reduction is mainly due to lower professional fees.

•	Other operating income: Other operating income was $0.5 million, the same as in 2014.

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

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs including where appropriate the settlement of interest rate derivatives. In addition, each of our vessels is subject to a drydock every five years. The average cost of the 16 drydockings completed on vessels in the current fleet between January 2012 and December 2016 was $1.2 million with an average loss of revenue of $0.3 million while the relevant vessel was offhire. Six vessels completed scheduled drydockings in 2016. One vessel completed its scheduled drydocking in 2015. Two vessels were drydocked in 2014. In addition, CMA CGM Thalassa was dry-docked in 2014 on a discretionary basis mainly to modify the bulbous bow to improve fuel efficiency at slow speeds. We have included a schedule of the next anticipated drydocking date for each of our vessels in Item 4. “Business—Inspection by Classification Societies.”

The main factor affecting operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid in advance, on the 1st and 16th of each month for vessels on charter to CMA CGM and every two weeks based on the start date of the charter in the case of our other charterer. The main additional factors affecting quarter end cash, other than the consequences of any asset sales and purchases, the terms of our debt instruments and the payments for costs of drydockings, are the timing of the payment of interest on the notes, which is due to be paid semi-annually on April 1 and October 1 each year since October 1, 2014, and the result of the Excess Cash Flow offer on the notes in an amount up to a maximum of $20 million per annum commencing in 2015, which we are required to make within 120 days of the year end. In March 2016, we completed the Excess Cash Flow offer, for 2015 cashflow, to purchase up to $20.0 million aggregate amount of our notes at a purchase price of 102% of their aggregate principal amount plus accrued and unpaid interest to, but not including, the purchase date. The principal amount of notes tendered exceeded the maximum offer amount and, accordingly, validly tendered notes were accepted for purchase on a pro rata basis. The Excess Cash Flow offer early in 2015, for 2014 cashflow, to purchase up to $20.0 million aggregate amount of our notes resulted in $350,000 principal amount of notes being tendered and accepted. The Excess Cash Flow offer for 2016 cashflow, to purchase up to $20.0 million aggregate amount of our notes, was announced on March 22, 2017 and is scheduled to expire on April 19, 2017. We are required to make interest payments on the $39.2 million outstanding as at December 31, 2016 under the revolving credit facility. Assuming LIBOR to be 0.5%, quarterly interest on the fully drawn revolving credit facility would amount to approximately $0.4 million. We are also required to make interest payments on the outstanding balance under the secured term loan; at December 31, 2016, this was $24.4 million. Assuming LIBOR to be 0.5%, and no amortization of the secured loan, quarterly interest on the fully drawn secured term loan would amount to approximately $0.2 million. Further, the secured term loan is repayable in 20 equal quarterly installments of $1.75 million, commencing three months after drawdown on September 15, 2015. The secured term loan agreement also requires an additional amount of $1.4 million to be repaid in eight equal quarterly installments of $0.175 million beginning on the same day as the 20 equal quarterly installments, to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of its current charter. In November 2016, we entered into an amendment to the secured term loan whereby we agreed to increase by $1.0 million the five quarterly installments commencing December 2016, in exchange for a revision to the definition of shareholders equity, in the context of the minimum shareholders equity covenant, to eliminate from that definition any charge for impairment after July 1, 2016.

The facility agent for the secured term loan is entitled to test a security cover covenant twice a year. The security cover is calculated as the percentage of charter attached fair market value of the secured vessel to loan outstanding and is to be less than 148% up to July 29, 2017 and less than 166% thereafter. We have been compliant with the covenant to date; the next test is late April 2017. Should we not be compliant, the facility agent can require us to prepay such amount so as to eliminate the shortfall. As an alternate, we can provide additional security.

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

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2016, we had $54.2 million in cash and cash equivalents. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling, Euros and HK dollars. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

The table below shows our consolidated cash flows for each of the three years ended December 31, 2016.

	Year ended December 31,
	2016	2015	2014
	(in millions of U.S. dollars)
Cash Flows from Operating Activities
Net (loss) income	$(65.1)	$(28.9)	$6.1
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	42.8	44.9	41.1
Vessel impairment	92.4	44.7	—
Gain on sale of vessels	—	(0.1)	—
Amortization of deferred financing costs	3.6	3.4	5.7
Amortization of original issue discount	1.7	1.2	1.1
Gain on repurchase of secured notes	(2.9)	—	—
Change in fair value of derivative instruments	—	—	(1.9)
Amortization of intangible liability	(2.1)	(2.1)	(2.1)
Settlements of derivative instruments which do not qualify for hedge accounting	—	—	2.8
Share based compensation	0.3	0.1	0.2
Gain on redemption of Series A preferred shares	—	—	(8.6)
Movement in working capital	0.4	(0.8)	16.6

Net Cash Provided by Operating Activities	71.2	62.3	60.9
Cash Flows from Investing Activities
Cash paid for vessels	—	(108.2)	(55.2)
Proceeds from sale of vessels	(0.3)	9.5	—
Settlements and termination of derivative instruments which do not qualify for hedge accounting	—	—	(22.1)
Cash paid for drydockings	(6.7)	(2.6)	(2.8)

Net Cash Used in Investing Activities	(6.9)	(101.2)	(80.1)
Cash Flows from Financing Activities
Repayment of credit facility	—	—	(366.4)
Proceeds from issuance of secured notes	—	—	413.7
Deferred financing costs incurred	—	(1.0)	(15.8)
Net proceeds from issuance of Series B preferred shares	—	—	33.9
Repurchase of secured notes	(51.0)	(0.4)	—
Proceeds from drawdown of credit facilities	—	75.0	—
Repayment of credit facilities	(9.5)	(1.9)	—
Class A common dividends paid	—	(9.5)	—
Redemption of Series A preferred shares	—	—	(36.4)
Series B preferred shares – dividends paid	(3.1)	(3.1)	(1.1)

Net Cash Provided by (Used in) Financing Activities	(63.6)	59.2	27.9

Net Increase (Decrease) in Cash and Cash Equivalents	0.7	20.3	8.8
Cash and Cash Equivalents at Start of Year	53.6	33.3	24.5

Cash and Cash Equivalents at End of Year	$54.2	$53.6	$33.3

Year ended December 31, 2016 Compared to Year ended December 31, 2015

Net cash provided by operating activities was $71.2 million for the year ended December 31, 2016 reflecting mainly net loss of $65.1 million, adjusted for depreciation of $42.8 million, vessel impairment of $92.4 million, amortization of deferred financing costs and original issue discount of $5.3 million, share-based compensation of $0.3 million, and movements in working capital of $0.4 million less gain on repurchase of notes of $2.9 million and amortization of intangible liabilities of $2.1 million.

Net cash provided by operating activities for the year ended December 31, 2016 at $71.2 million was $8.9 million higher than in 2015 mainly due to an increase of $8.0 million in operating income before impairment charges.

Net cash used in investing activities for the year ended December 31, 2016 was $6.9 million, the majority of which was cash paid for drydockings. In 2015, net cash used in investing activities was $101.2 million, including $108.2 million for the purchase of OOCL Qingdao and OOCL Ningbo less $9.5 million net proceeds from the sale of Ville d’Aquarius and Ville d’Orion and $2.6 million on drydocking costs.

Net cash used in financing activities for the year ended December 31, 2016 at $63.6 million included $51.0 million repurchase of notes, $9.5 million repayment of the secured term loan and $3.1 million dividend paid on the Series B preferred shares. For 2015, $59.2 million net cash was provided by financing activities, mainly being $75.0 million proceeds from the drawdown of our revolving credit facility and our secured term loan less $0.4 million repurchase of notes, $1.9 million repayment of the secured term loan, $1.0 million deferred financing costs incurred, $3.1 million dividend paid on the Series B preferred shares and $9.5 million dividends paid on Class A common shares.

Overall, there was a net increase in cash and cash equivalents of $0.7 million in the year ended December 31, 2016, resulting in closing cash of $54.2 million compared to closing cash of $53.6 million at December 31, 2015.

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

Optional Redemption

We could have redeemed the notes in whole or in part, at our option, at any time before April 1, 2016, at a redemption price equal to 100% of the principal amount plus a make-whole premium as provided in the indenture governing the notes. We may redeem the notes in whole or in part, at our option, at any time on or after April 1, 2016, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

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

Excess Cash Flow

If we have at least $1.0 million of Excess Cash Flow (as defined in the indenture governing the notes) for each fiscal year, commencing in respect of the year ended December 31, 2014, we are required to make an offer to repurchase a maximum principal amount of notes per annum equal to the lesser of (a) the Excess Cash Flow for such fiscal year and (b) $20.0 million, at a price equal to 102% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes. For each of the years 2014, 2015 and 2016, the Excess Cash Flow Offer amounted to $20.0 million. The Excess Cash Flow Offer of $20.0 million for 2015 was completed in March 2016 and was oversubscribed, being allocated pro rata to notes validly tendered, whereas only $350,000 of the Excess Cash Flow Offer of $20.0 million for 2014 was accepted in April 2015. The Excess Cash Flow Offer for 2016, in an amount of up to $20.0 million, at a purchase price equal to 102% of the aggregate principal amount of notes to be repurchased plus accrued and unpaid interest, if any, on the notes, was announced on March 22, 2017 and is scheduled to expire on April 19, 2017.

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

Revolving Credit Facility

In connection with the private placement of notes, we and GSLS Limited, as initial borrowers, and together with each of our 17 subsidiaries that owned Mortgaged Vessels, as initial guarantors, entered into a credit agreement dated as of March 19, 2014, with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank International plc, as facility agent and Deutsche Bank Trust Company Americas, as security agent, together with security and other agreements, which provide for our revolving credit facility. The following description of the revolving credit facility is qualified by reference to the credit agreement, dated as of March 19, 2014, a copy of which is filed as an exhibit to this annual report. As of December 31, 2016, $39.2 million was outstanding.

General

The revolving credit facility provides for aggregate commitments of $40.0 million, which shall be reduced to $25.0 million if on any testing date, our debt service coverage ratio in respect of the preceding six months is less than 1.0:1.0. Debt service coverage is to be tested on December 31, 2016, June 30, 2017 and December 31, 2017. Subject to customary conditions precedent, certain of our subsidiaries may borrow under the revolving credit facility to finance (or refinance) the acquisition of vessels and may also borrow amounts not to exceed, at any time, $5.0 million for general corporate purposes. To the extent that borrowings under the revolving credit facility are applied towards all or part of the acquisition cost (or the refinancing thereof) of a vessel, we will be required to pledge, on a first-priority basis, such vessel, together with certain other associated property, contract rights and bank accounts, and the capital stock of the applicable vessel-owning subsidiary, as additional Collateral securing the obligations under the revolving credit facility and the notes and the vessel owning company will become a joint and several guarantor under the notes and the revolving credit facility. The revolving credit facility was fully drawn to finance the purchase of OOCL Qingdao on March 11, 2015. Further, $0.8 million was repaid in January 2016 out of the net sale proceeds of Ville d’Aquarius and Ville d’Orion.

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

Mandatory Prepayments

The revolving credit facility requires us to prepay outstanding loans, subject to certain exceptions, with the net cash proceeds of certain sales or other dispositions of Collateral, such as the sales of Ville d’Aquarius and Ville d’Orion, or upon the occurrence of an event of loss with respect to Collateral and upon a change of control. Further, if in respect of a measurement period ending on any of

December 31, 2016, June 30, 2017 or December 31, 2017, the debt service coverage ratio (essentially the ratio of EBITDA to net interest) is less than 1.0:1.0, then the availability under the facility will be reduced to $25.0 million and any drawings in excess of this must be prepaid. The debt service coverage ratio as at December 31, 2016 exceeded 1.0:1.0.

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

Secured Term Loan

On July 29, 2015, we entered into a $35.0 million secured term loan with DVB Bank SE (the “secured term loan”). The entire amount was drawn on September 10, 2015. The borrower is Global Ship Lease 20 Limited (the “borrower”), our subsidiary and owner of the OOCL Tianjin, which vessel is secured to the facility (the “secured vessel”). The secured term loan is guaranteed by Global Ship Lease, Inc. The secured term loan was amended on November 30, 2016. The following description of the secured term loan is qualified by reference to the $35 million facility agreement and the amendment, copies of which are filed as an exhibit to this annual report. As at December 31, 2016, $24.4 million was outstanding.

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

Repayments

The secured term loan is repayable in 20 equal quarterly installments, commencing three months after drawdown. An additional $1.4 million is to be repaid over eight equal quarterly installments, on the same dates as the first eight regular repayments, to provide a reserve for potential enhancement expenditure on the secured vessel, such as modifications to the bow or propeller. These additional installments reduce the debt balance and can be redrawn to fund the enhancement work, or, if no such work is required, redrawn or utilized to permanently reduce the quarterly installments for the remainder of the term of the loan. The amendment agreed on November 30, 2016 provided for accelerated amortization totaling $5.0 million to be paid in equal instalments of $1.0 million over five quarters, commencing in the fourth quarter of 2016. Repayments from March 2018 are to be reduced pro rata for the accelerated amortization.

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

Certain Covenants and Events of Default

We are required to maintain (i) minimum cash and cash equivalents in an amount of $15.0 million as at June 30 and December 31 in each year up to and including 2015 and $20.0 million on the same test dates thereafter and (ii) minimum shareholders’ equity of $200.0 million. The definition of shareholders’ equity was amended on November 30, 2016 to exclude the effect of any impairment charges after July 1, 2016. Further, the facility agent is entitled to test a security cover covenant twice a year on the dates that we submit the unaudited financial statements for the first and third quarters. The security cover is calculated as the percentage of charter attached fair market value of the secured vessel to loan outstanding and is to be less than 133% in the 12 months to July 29, 2016, less than 148% between July 30, 2016 and July 29, 2017 and less than 166% thereafter. We were compliant with the covenant when tested for the first and third quarter of 2016. Should we not be in compliance with the security cover covenant, the facility agent can require us to prepay the shortfall. Alternately, we can provide additional security so as to become compliant. Should any prepayments be made to cure a security covenant shortfall, subsequent regular amortization instalments are reduced.

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

Leverage

As at December 31, 2016, we had $365.8 million of secured indebtedness under the notes, we had $39.2 million outstanding under our revolving credit facility and we had an outstanding balance of $24.4 million under the secured term loan.

Our liquidity requirements are significant, primarily due to debt service requirements. Based on $365.8 million principal amount of the notes and their fixed interest rate, our cash interest expense on the notes in a year is $36.6 million. In addition, we have an obligation to make an Excess Cash Flow tender offer on the notes of up to $20.0 million annually. Further, assuming a LIBOR of 0.5%, the annual interest cost associated with the $39.2 million outstanding on the revolving credit facility would be $1.5 million. The revolving credit facility matures on October 1, 2018. In addition, the outstanding balance at December 31, 2016 of $24.4 million under our secured term loan would incur annual interest of $0.6 million, taking account of scheduled amortization and assuming a LIBOR of 0.5%. Amortization of the secured term loan is anticipated to be $11.5 million in 2017, reducing to $4.7 million in 2018 and 2019 and $3.5 million in 2020. In certain circumstances, the outstanding balance of the secured term loan becomes repayable late 2018. Finally, the dividend on the $35.0 million Series B preferred shares amounts to $3.1 million each year.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, drydocking costs and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions, seek to repurchase debt securities that we have issued or repay loans that we have borrowed, including the notes and borrowings under our revolving credit facility or the secured term loan, in privately-negotiated or open market transactions, by tender offer or otherwise.

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf (up to a cap pursuant to the global expense agreement for certain vessels managed by CMA Ships). Charterhire is payable by our charterers 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business—We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under the notes, our revolving credit facility and our secured term loan, including amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B preferred shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of each of the 16 drydockings completed on vessels in the current fleet between January 2012 and December 2016 was $1.2 million, with an average loss of revenue of $0.3 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled Item 4.B. “Information on the Company—Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include an annual Excess Cash Flow Offer of up to $20.0 million on our notes and repaying the remaining principal balance of the notes at the stated maturity date on April 1, 2019, if they have not been repaid or redeemed earlier. Further, the maturity date of the revolving credit facility is October 1, 2018. Finally, the secured term loan is repayable in 20 equal quarterly installments of $1.75 million, commencing December 10, 2015. The loan agreement requires an additional $175,000 to be repaid with each of the first eight quarterly installments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional installments reduce the debt balance and can be redrawn to fund the enhancement work or utilized to permanently reduce the quarterly installments for the remainder of the term of the loan if no such work is required. Further, we have agreed to pay accelerated amortization totaling $5.0 million equally over five quarters, commencing in the fourth quarter of 2016. Repayments from March 2018 are to be reduced pro rata for the accelerated amortization. The secured term loan matures on September 10, 2020, five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel (OOCL Tianjin) ceases to be employed on a charter for a period in excess of 90 days or is sold or is a total loss. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the notes.

C. Research and Development

None.

D. Trend Information

The container shipping industry is cyclical, with the demand for container shipping services and therefore the demand for container ships driven by global trade. Between 1997 and 2007, containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fueled partly by significant increases in exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010, demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. From 2012 through 2015, containerized trade grew, year-on-year, by between 2.2% and 5.3%. In 2016, containerized trade is estimated to have grown approximately 3.5%. In contrast, cellular containership capacity grew annually by between 5.5% and 8.1% in the years 2012 through 2015, and is estimated to have grown by 1.2% in 2016.

The period of super-cyclical growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December 2008, the orderbook was estimated to represent over 60% of existing global capacity measured in TEU. Since then, however, the industry has been recalibrating to a lower demand growth paradigm. In January 2017, the orderbook-to-fleet ratio stood at just under 16%. Furthermore, scrapping activity reached record levels of over 650,000 TEU in 2016.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand. From 2007 through 2016, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $45 million, with average prices for the year ranging between $33 million (2016) and $67 million (2008). During the same period, secondhand values for a 10-year old vessel of similar size averaged $23 million and ranged between $5 million (2016) and $50 million (2008). Meantime, spot market charter rates for such tonnage averaged about $12,850 per day and ranged between $5,150 (2016) and $33,000 (2007/8). In January 2017, prevailing spot market charter rates were around $5,300 per day, with newbuilding prices at approximately $33 million and second hand values at about $5 million.

Liner companies’ results are also highly sensitive to the dynamics of supply and demand. Results were adversely affected in 2009, recovered significantly in 2010 and declined again in 2011. Commencing March 2012, operators successfully implemented a series of General Rate Increases (“GRI”s) in a number of trades in order to improve financial performance. GRI initiatives have continued to be implemented to positive, but generally short-lived, effect. Freight rates have remained volatile on most tradelanes and came under strong downward pressure during 2016; liner results for the year are generally expected to be weak. 2016 saw the bankruptcy of Hanjin, the seventh largest liner operator by operated capacity, together with an acceleration of consolidation in the sector. Among others, COSCO and China Shipping merged, CMA CGM acquired NOL, Maersk Line announced that it would acquire Hamburg-Süd, Hapag-Lloyd that it would merge with UASC, and NYK, MOL and K-Line that they would form a joint liner shipping venture. Furthermore, three mega-alliances between liner operators were announced: 2M+HMM (Maersk, MSC and HMM), Ocean Alliance (CMA CGM, COSCO Shipping, Evergreen and OOCL), and The Alliance (Hapag-Lloyd & UASC, NYK, MOL, K-Line and Yang-Ming).

In January 2017, the industry was facing significant headwinds in the near term: nearly 7% of the global cellular containership fleet was idle and the macroeconomic and socio-political backdrop fragile and uncertain. However, notwithstanding scope for demand-side shocks, with ongoing scrapping, and a comparatively modest orderbook-to-fleet ratio (especially for mid-size and smaller vessels), prospects for the sector are expected to show gradual improvement over the medium to long term.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as at December 31, 2016. These amounts do not include dividends on the Series B preferred shares which amount to $3.1 million annually. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long-term debt obligations, excluding interest(1)	$30.3	$395.6	$3.5	$—	$429.4
Interest on long-term debt(2)	37.3	43.2	0.1	—	80.6
Ship management agreements(3)	0.4	—	—	—	0.4

Total	$67.9	$438.8	$3.6	$—	$510.3

(1)	Consists of total outstanding as at December 31, 2016 of $365.8 million aggregate principal amount of the notes, $39.8 million borrowings under our revolving credit facility and $24.4 million under our secured term loan.
(2)	Represents aggregate interest payments on the notes, assuming amortization of the notes with the maximum excess cash flow offers on March 31, 2017 and 2018, interest at 325 basis points over USD LIBOR (assumed to be 0.5%) for our revolving credit facility to its final maturity date of October 1, 2018 and interest for our secured term loan at 275 basis points over USD LIBOR until November 30, 2018 and 325 basis points over USD LIBOR thereafter until its latest maturity on September 10, 2020.
(3)	Reflects the management fee payable for two-month notice period required in connection with the termination of the 13 ship management contracts with CMA Ships based on the annual management fee of $123,000 per vessel and the minimum term of one year, as well as a three-month notice period required in connection with the five ship management contracts with our other ship manager, based on the annual management fee of $123,000. These obligations do not include any amount for the reimbursement of daily operating costs incurred by the ship managers on our behalf.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2016 are listed below:

Name	Age	Position
Michael S. Gross	55	Chairman of the Board
Howard Boyd	72	Director
Angus R. Frew	58	Director
Guy Morel	67	Director
Alain Wils	73	Director
John J. van de Merwe	64	Director
Ian J. Webber	59	Chief Executive Officer
Thomas A. Lister	47	Chief Financial and Chief Commercial Officer
Vivek Puri	59	Chief Technical Officer

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

Thomas A. Lister. Mr. Lister became our Chief Commercial Officer in August 2008 and also became our Chief Financial Officer as of April 1, 2017. From 2005 until 2007, Mr. Lister was a Senior Vice President at DVB Bank. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group Nordcapital (now E.R. Capital Holding) as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles in international shipping groups. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

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

From August 2008 through March 31, 2017, Susan J. Cook was our Chief Financial Officer. As of April 1, 2017, she became a part-time advisor to the company.

B. Compensation

Employment Agreements and Executive Compensation

Global Ship Lease Services Limited, our wholly-owned subsidiary, has entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and Global Ship Lease Services Limited, Mr. Webber serves as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary and is eligible to receive an annual cash bonus payment up to an annual maximum of 60% of his salary at the discretion of Global Ship Lease Services Limited.

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

Global Ship Lease Services Limited entered into an employment agreement with Ms. Cook and, pursuant to the inter-company agreement, Ms. Cook served as our Chief Financial Officer through March 31, 2017. Pursuant to her employment agreement, Ms. Cook received an annual salary and was eligible to receive an annual cash bonus payment up to an annual maximum of 40% of her salary at the discretion of Global Ship Lease Services Limited.

The agreement was terminable by Ms. Cook if she provided not less than six months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provided not less than nine months advance written notice to her (subject to exceptions in the case of summary termination). Pursuant to the terms of her employment agreement, Global Ship Lease Services Limited had the right to terminate Ms. Cook at any time and in its absolute discretion by paying Ms. Cook a sum equal to her salary and contractual benefits for the relevant period of notice. If Ms. Cook terminated her employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), she would be entitled to receive payment in lieu of salary and contractual benefits for the nine-month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during her employment or for a period of one year thereafter, Ms. Cook will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Ms. Cook informed the Company’s Board of Directors in February 2017 of her desire to step down from the full-time Chief Financial Officer role, with effect from April 1, 2017. She has agreed to remain with the company in a part-time advisory capacity.

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister served as our Chief Commercial Officer through March 31, 2017 and has served as our Chief Financial and Chief Commercial Officer from April 1, 2017. Pursuant to his employment agreement, Mr. Lister receives an annual salary and is eligible to receive an annual cash bonus payment up to an annual maximum of 40% of his salary at the discretion of Global Ship Lease Services Limited.

The agreement was terminable by Mr. Lister if he provided not less than three months advance written notice to Global Ship Lease Services Limited, or by Global Ship Lease Services Limited if it provided not less than six months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, Global Ship Lease Services Limited will have the right to terminate Mr. Lister at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Lister terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), he will be entitled to receive payment in lieu of salary and contractual benefits for the six-month notice period, together with any accrued but unpaid bonus.

The agreement also provided that, during his employment or for a period of six months thereafter, Mr. Lister would not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Mr. Lister has succeeded Ms. Cook as Chief Financial Officer, effective April 1, 2017. His employment agreement was amended from that date to provide for six-month notice by him to terminate the agreement and nine-month notice by the company. The non-compete period from the termination of employment was reduced to three months.

Global Ship Lease Services Limited has entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as our Chief Technical Officer. Pursuant to his employment agreement, Mr. Puri receives an annual salary and is eligible to receive an annual cash bonus payment up to an annual maximum of 40% of his salary at the discretion of Global Ship Lease Services Limited.

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

The agreement also provides that, during his employment or for a period of 12 months thereafter, Mr. Puri will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Aggregate compensation, comprising base salary and annual bonus, for Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri for 2016 was £1,070,128.

Compensation of Directors

The Chairman of our board of directors receives an annual fee of $157,500. Our other directors receive an annual fee of $105,000. For 2016, 20% of the annual fee was settled by the issuance of shares under the 2015 Equity Incentive Plan, with the determination of the number of shares issued based on a notional per share value of $4.00 rather than market prices. A total of 34,125 shares were issued in respect of directors fees for 2016. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

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

In March 2016, Mr. Webber was granted 76,300 restricted shares, Ms. Cook 43,426 restricted shares, Mr. Lister 46,044 restricted shares and Mr. Puri 34,230 restricted shares. Half of these awards, totalling 100,000 restricted shares, are expected to vest when the individual leaves employment provided that this is after December 31, 2016 and is not as a result of termination for cause. The other half is expected to vest after December 31, 2016 but only after the company’s stock price has been at least $5.00 for 20 consecutive trading days, provided that this is before December 31, 2019. During 2016, a total of 34,125 shares were issued under the 2015 Plan as part of our directors’ compensation. No other awards have been granted under the 2015 Plan and none may be granted after the tenth anniversary of the date of shareholder approval.

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

The current term of office of the Term II class of directors, consisting of Mr. Boyd and Mr. Frew, expires at the annual meeting of shareholders to be held in 2019.

The current term of office of the Term III class of directors, consisting of Mr. Gross and Mr. Wils, expires at the annual meeting of shareholders to be held in 2017.

None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon the termination of their employment.

For information about the period during which each director and executive officer has served in such position at our company, see Item 6.A “Directors, Senior Management and Employees – Directors and Senior Management.”

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

Audit Committee

We have established an audit committee, comprised of four members of our board of directors, who, as directed by our written audit committee charter, is responsible for overseeing the management’s conduct of our systems of internal accounting and financial controls, reviewing our financial statements, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees.

The audit committee will at all times be composed exclusively of “independent directors” who, as may be required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Our audit committee consists of Messrs. Boyd, Frew, Morel and Wils, each of whom is “independent” as defined in Rule 10A-3 under the Exchange Act and the NYSE rules.

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

Compensation Committee

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee. Our compensation committee consists of Messrs. Boyd, Frew, Gross and van de Merwe. The compensation committee is responsible for and reports to the board of directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and determines director and executive compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

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

D. Employees

At each of December 31, 2016, 2015 and 2014, we had eight employees.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

See “Item 6.B. Compensation – 2015 Equity Incentive Plan” for information regarding our equity incentive plan.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of February 28, 2017 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our common shares shown as beneficially owned, subject to applicable community property laws. As of February 28, 2017, an aggregate of 54,981,565 Class A and Class B common shares were issued and outstanding.

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

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership of Class A and Class B common shares	Approximate Percentage of Outstanding Common Shares
Michael S. Gross(2)(3)	10,744,879	19.54%
Howard Boyd(3)	65,112	0.12%
Angus R. Frew(3)	65,112	0.12%
Guy Morel(3)	65,112	0.12%
Alain Wils(3)	5,250	0.01%
John J. van de Merwe(3)	6,250	0.01%
Ian J. Webber(4)	204,800	0.37%
Susan J. Cook(5)	103,600	0.19%
Thomas Lister(6)	103,600	0.19%
Vivek Puri(7)	49,400	0.09%
All directors and executive officers as a group (10 individuals)	11,413,115	20.76%
CMA CGM S.A.(8)	24,412,700	44.40%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)	Mr. Gross owns and controls Marathon Founders, LLC, which is the record holder of 6,217,712 Class A and Class B common shares. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, New York, New York 10022.
(3)	Each of these individuals is a director.
(4)	Mr. Webber serves as our Chief Executive Officer. At February 28, 2017, Mr. Webber held 186,300 restricted stock units scheduled to vest after April 29, 2017 that are not included in the table above.
(5)	Ms. Cook served as our Chief Financial Officer through March 31, 2017. At February 28, 2017, Ms. Cook held 111,426 restricted stock units scheduled to vest after April 29, 2017 that are not included in the table above.
(6)	Mr. Lister served as our Chief Commercial Officer through March 31, 2017 and serves as our Chief Financial and Chief Commercial Officer since April 1, 2017. At February 28, 2017, Mr. Lister held 114,044 restricted stock units scheduled to vest after April 29, 2017 that are not included in the table above.
(7)	Mr. Puri serves as our Chief Technical Officer. At February 28, 2017, Mr. Puri held 88,230 restricted stock units scheduled to vest after April 29, 2017 that are not included in the table above.
(8)	The business address of CMA CGM S.A. is 4, quai d’Arenc, 13235 Marseille Cedex 02, France.

As of February 28, 2017, we had 18 shareholders of record, six of which were located in the United States and held an aggregate of 31,239,629 of our Class A and Class B common shares, representing 56.8% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,818,607 of our Class A common shares as of February 28, 2017. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

Our major shareholders, directors and executive officers do not have different voting rights.

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

A. Consolidated Statements and Other Financial Information

Please see Item 18. “Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims associated with operating containerships. We expect that these claims would be covered by insurance, subject to customary deductibles. Claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

In addition to the 47,575,609 Class A common shares outstanding at December 31, 2016, there were 7,405,956 subordinated Class B common shares held by Marathon’s initial shareholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, we can pay quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

There were 1,400,000 depositary shares outstanding at December 31, 2016, each of which represents 1/100th of one share of our Series B preferred shares. Dividends on the Series B preferred shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B preferred shares of the Company, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B preferred shares, subject to certain exceptions. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” Dividends have been declared as scheduled with respect to our Series B preferred shares.

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

None.

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

The following sets forth the high and low closing sales price of our Class A common shares and our depositary shares, each of which represents a 1/100th interest in a share of our Series B preferred shares as reported on the NYSE for the periods shown:

	Class A Common Share		Depositary Share, representing 1/100th interest in Series B Preferred Share
Year Ended	High	Low	High	Low
December 31, 2012	$3.90	$1.60	—	—
December 31, 2013	$6.34	$4.61	—	—
December 31, 2014 (Series B preferred from August 20, 2014)	$5.85	$3.12	$24.70	$18.19
December 31, 2015	$6.29	$2.50	$23.94	$11.51
December 31, 2016	$2.50	$1.07	$21.28	$8.00

Quarter Ended	High	Low	High	Low
March 31, 2015	$5.64	$4.63	$23.30	$18.19
June 30, 2015	$5.97	$5.10	$23.94	$22.20
September 30, 2015	$6.29	$4.40	$23.54	$21.37
December 31, 2015	$4.69	$2.50	$23.54	$11.51
March 31, 2016	$2.60	$1.07	$14.60	$8.00
June 30, 2016	$2.30	$1.10	$16.50	$12.75
September 30, 2016	$1.89	$1.32	$20.98	$13.24
December 31, 2016	$2.50	$1.19	$21.28	$18.69

Month Ended	High	Low	High	Low
September 30, 2016	$1.89	$1.56	$20.98	$17.15
October 31, 2016	$1.61	$1.28	$20.54	$19.65
November 30, 2016	$2.50	$1.19	$20.45	$18.69
December 31, 2016	$1.85	$1.50	$21.28	$19.99
January 31, 2017	$1.70	$1.55	$21.09	$20.40
February 28, 2017	$1.58	$1.32	$20.71	$19.01

Item 10.	Additional Information

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

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2009 through 2016 under the Publicly Traded Test, and expect to so qualify for 2017. However, it is possible that our ownership may change such that qualified shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% Shareholders from owning 50% or more of the total value of our stock held by the 5% Shareholders group, causing the 5% Override Rule to apply. If the 5% Override Rule applies, we would fail the Publicly Traded Test, and may fail to qualify for the Section 883 exemption.

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

Tax Consequences of Holding 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

Our Series B preferred shares are treated as equity rather than debt for U.S. federal income tax purposes. Similar considerations apply as those described above in “Tax Consequences of Holding Class A Common Shares”. Prospective investors should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our Series B preferred shares, in light of their particular circumstances.

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

Based on maximum borrowings of $39.2 million under the revolving credit facility and borrowings of $24.4 million under the secured term loan and ignoring cash on deposit, a hypothetical 1% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $0.6 million.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2016.

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

During the year ended December 31, 2016, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Not applicable

Item 16A.	Audit Committee Financial Expert

The Board has determined that our director and chairman of the audit committee, Mr. Frew, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. This document is available in the Corporate Governance section of our website (www.globalshiplease.com). The information included on our website is not incorporate herein by reference. We also intend to disclose on our website any waivers to or amendments of our Code of Business Conduct and Ethics for the benefit of our executive officers that we may be required to disclose under applicable rules.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2016 and 2015 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

The fees for services rendered by the auditors in 2016 and 2015 were as follows:

	2016	2015
Audit Fees	$318,050	$325,600
Audit-Related Fees	—	—
Tax Fees	52,700	49,050
All Other Fees	—	—

	$370,750	$374,650

Audit Fees

Audit fees represent professional services rendered for the audit of our consolidated annual financial statements, the quarterly reviews and services provided by our principal accountant in connection with statutory and regulatory filings or engagements.

Tax Fees

Tax fees for 2016 and 2015 are primarily for tax compliance and consultation services.

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

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to domestic companies under NYSE listing standards. Even though we are not required to do so, we follow certain corporate governance practices applicable to domestic companies under NYSE listing standards, such as:

•	we have a compensation committee that consists of four directors, all of whom satisfy NYSE standards for independence;

•	we have a nominating and corporate governance committee that consists of three directors, all of whom satisfy NYSE standards for independence;

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements; and

•	we obtained shareholder approval prior to the adoption of our equity compensation plans, instead of obtaining approval of only the full board of directors.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as part of this Annual Report:

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 8, 2008).

1.2	Amended and Restated By-laws of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on April 18, 2008).

1.3	Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014).

2.1	Specimen Class A common share certificate (incorporated by reference to Exhibit 4.2 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014).

4.1	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.2	First Amendment to Registration Rights Agreement, dated as of February 11,2013, among Global Ship Lease, Inc. (formerly GSL Holdings, Inc.) and CMA CGM S.A. (incorporated by reference to Exhibit I of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on February 28, 2013).

4.3	Form of Indemnification Agreement between Marathon Acquisition Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of Amendment No. 2 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-134078) filed on August 1, 2006).

4.4	Indenture, dated as of March 19, 2014, among Global Ship Lease, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.5	Form of Notes (included in Exhibit 4.8) (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.6	Supplemental Indenture For Additional Guarantor, dated as of December 23, 2014, among Global Ship Lease, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent (incorporated by reference to Exhibit 4.10 of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 333-34153) filed on April 21, 2015).

4.7	Supplemental Indenture For Additional Guarantor, dated as of February 23, 2015, among Global Ship Lease, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent (incorporated by reference to Exhibit 4.11 of Global Ship Lease, Inc.’s Annual Report on Form 20-F (File No. 333-34153) filed on April 21, 2015).

4.8	Credit Agreement, dated as of March 19, 2014, among Global Ship Lease, Inc., Global Ship Lease Services Limited, the guarantors party thereto, Citibank N.A., London Branch, Citibank International plc and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 99.3 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.9	Intercreditor Agreement, dated as of March 19, 2014, among Global Ship Lease, Inc., the parties listed on Part A of Schedule 5 thereto, Citibank N.A., London Branch, Deutsche Bank Trust Company Americas and the other parties from time to time party thereto (incorporated by reference to Exhibit 99.4 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on March 21, 2014).

4.10	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

Exhibit Number	Description

4.11	Form of Guarantee made by CMA CGM S.A. for Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.12	US$35,000,000 Facility Agreement dated 29 July 2015 among Global Ship Lease 20 Limited as borrower, guaranteed by Global Ship Lease, Inc. as guarantor, arranged by DVB Bank SE as mandated lead arranger with DVB Bank SE acting as facility agent and DVB Bank SE acting as security agent (incorporated by reference to Exhibit III to Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on November 4, 2015).

4.13	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.14	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-4 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.15	Form of Guarantee made by Global Ship Lease, Inc. for CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.16	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 10.15 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.17	Form of Global Expense Agreement between CMA Ship Management and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.18	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.19	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008)

4.20	Global Ship Lease, Inc. 2015 Equity Incentive Plan (incorporated by reference to Appendix A to Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on July 31, 2015).

4.21	Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.22	Form of Employment Agreement of Susan J. Cook (incorporated by reference to Exhibit 10.24 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.23	Form of Employment Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.24*	Amendment Agreement dated 30 November 2016 relating to a Facility Agreement dated 29 July 2015 among Global Ship Lease 20 Limited as borrower, Global Ship Lease, Inc. as guarantor, DVB Bank SE as original lender, mandated lead arranger, facility agent and security agent.

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit.

101.1*	The following financial information from Global Ship Lease, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL includes: (i) Consolidated Balance Sheets at December 31, 2016 and 2015, (ii) Consolidated Statements of Income for the years ended December 31, 2016, 2015 and 2014, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014, (iv) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2016, 2015 and 2014, and (v) the Notes to the Consolidated Financial Statements.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Date: April 12, 2017

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

YEAR ENDED DECEMBER 31, 2016

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Ship Lease, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Global Ship Lease, Inc. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 (b) to the consolidated financial statements, the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

Neuilly-sur-Seine, France

April 12, 2017

PricewaterhouseCoopers Audit

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	$54,243	$53,591
Accounts receivable	29	87
Due from related party (note 9)	906	2,124
Prepaid expenses	1,146	1,101
Other receivables	52	118
Inventory	553	610

Total current assets	56,929	57,631

Vessels in operation (note 4)	719,110	846,939
Other fixed assets	7	5
Intangible assets (note 5)	16	39
Other long term assets (note 7)	195	306

Total non-current assets	719,328	847,289

Total Assets	$776,257	$904,920

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long-term debt (note 7)	$31,026	$35,160
Intangible liability – charter agreements (note 6)	1,807	2,104
Deferred revenue	1,940	796
Accounts payable	963	622
Due to related party (note 9)	1,315	1,256
Accrued expenses	11,664	13,694

Total current liabilities	48,715	53,632

Long-term debt (note 7)	388,847	442,913
Intangible liability – charter agreements (note 6)	9,782	11,589
Deferred tax liability	20	20

Total long-term liabilities	398,649	454,522

Total Liabilities	$447,364	$508,154

Commitments and contingencies (note 10)	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,575,609 shares issued and outstanding (2015 – 47,541,484) (note 11)	$476	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2015 – 7,405,956) (note 11)	74	74

Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2015 – 14,000) (note 11)	—	—
Additional paid in capital	386,708	386,425
(Accumulated deficit) Retained earnings	(58,365)	9,792

Total Stockholders’ Equity	328,893	396,766

Total Liabilities and Stockholders’ Equity	$776,257	$904,920

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Year ended December 31, 2016		Year ended December 31, 2015		Year ended December 31, 2014
Operating Revenues
Time charter revenue		$37,567		$31,568		$5,189
Time charter revenue – related party (note 9)		128,956		133,351		133,426

		$166,523		$164,919		$138,615

Operating Expenses
Vessel operating expenses		44,096		48,238		46,679
Vessel operating expenses – related party (note 9)		1,599		1,866		2,091
Depreciation		42,805		44,859		41,059
Impairment of vessels (note 4)		92,422		44,700		—
General and administrative		6,297		6,478		7,022
Other operating income (note 8)		(216)		(475)		(510)

Total operating expenses		187,003		145,666		96,341

Operating (Loss) Income		(20,480)		19,253		42,274

Non Operating Income (Expense)
Interest income		198		62		64
Interest expense		(44,767)		(48,152)		(43,872)
Gain on redemption of Series A Preferred Shares (note 11)		—		—		8,576
Realized loss on interest rate derivatives		—		—		(2,801)
Unrealized gain on interest rate derivatives (note 12)		—		—		1,944

(Loss) Income before Income Taxes		(65,049)		(28,837)		6,185

Income taxes		(46)		(38)		(75)

Net (Loss) Income		$(65,095)		$(28,875)		$6,110

Earnings allocated to Series B Preferred Shares (note 11)		(3,062)		(3,062)		(1,114)

Net (Loss) Income available to Common Shareholders		$(68,157)		$(31,937)		$4,996

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSU’s without service conditions) (note 15)		47,854,351		47,785,388		47,710,313
Diluted (note 15)		47,854,351		47,785,388		47,823,736

Net (loss) income per Class A common share
Basic (including RSU’s without service conditions) (note 15)		$(1.42)		$(0.67)		$0.10
Diluted (note 15)		$(1.42)		$(0.67)		$0.10

Weighted average number of Class B common shares outstanding
Basic and diluted (note 15)		7,405,956		7,405,956		7,405,956

Net (loss) income per Class B common share
Basic and diluted (note 15)	$	nil	$	nil	$	nil

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Cash Flows from Operating Activities
Net (loss) income	$(65,095)	$(28,875)	$6,110

Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation	42,805	44,859	41,059
Vessel impairment (note 4)	92,422	44,700	—
Gain on sale of vessels (note 4)	—	(93)	—
Gain on repurchase of secured notes (note 7)	(2,865)	—	—
Amortization of deferred financing costs (note 7)	3,622	3,374	5,732
Amortization of original issue discount (note 7)	1,651	1,178	1,082
Change in fair value of derivative instruments (note 12)	—	—	(1,944)
Amortization of intangible liability	(2,104)	(2,119)	(2,119)
Settlements of derivative instruments which do not qualify for hedge accounting (note 12)	—	—	2,801
Share based compensation (note 13)	283	75	177
Gain on redemption of Series A Preferred Shares (note 11)	—	—	(8,576)
Decrease in accounts receivable and other assets	219	334	3,635
Decrease (increase) in inventory	57	(160)	(553)
(Decrease) increase in accounts payable and other liabilities	(1,751)	794	6,699
Increase (decrease) in related party balances	738	(2,050)	6,349
Increase in unearned revenue	1,144	334	462
Unrealized foreign exchange loss (gain)	26	(14)	(11)

Net Cash Provided by Operating Activities	71,152	62,337	60,903

Cash Flows from Investing Activities
Cash paid for vessels (note 4)	—	(108,187)	(55,162)
Net proceeds from sale of vessels (note 4)	(254)	9,513	—
Settlements and termination of derivative instruments which do not qualify for hedge accounting (note 12)	—	—	(22,146)
Cash paid for other assets	(6)	(3)	(7)
Cash paid for drydockings	(6,681)	(2,548)	(2,765)

Net Cash Used in Investing Activities	(6,941)	(101,225)	(80,080)

Cash Flows from Financing Activities
Repayment of previous credit facility (note 7)	—	—	(366,366)
Proceeds from issuance of secured notes (note 7)	—	—	413,700
Repurchase of secured notes (note 7)	(50,997)	(350)	—
Proceeds from drawdown of credit facilities (note 7)	—	75,000	—
Repayment of credit facilities (note 7)	(9,500)	(1,925)	—
Deferred financing costs incurred (note 7)	—	(971)	(15,779)
Net proceeds from issuance of Series B Preferred Shares (note 11)	—	—	33,892
Variation in restricted cash (note 11)	—	—	3
Redemption of Series A Preferred Shares (note 11)	—	—	(36,400)
Class A common shares – dividends paid (note 11)	—	(9,508)	—
Series B Preferred Shares – dividends paid (note 11)	(3,062)	(3,062)	(1,114)

Net Cash (Used in) Provided by Financing Activities	(63,559)	59,184	27,936

Net Increase in Cash and Cash Equivalents	652	20,296	8,759

Cash and Cash Equivalents at Start of Year	53,591	33,295	24,536

Cash and Cash Equivalents at End of Year	$54,243	$53,591	$33,295

Supplemental Information

Total interest paid	$43,134	$43,103	$26,298

Total income tax paid	$50	$69	$80

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings / (Accumulated Deficit)	Stockholders’ Equity

Balance at December 31, 2013	54,919,890	—	$549	$—	$352,676	$46,241	$399,466

Restricted Stock Units (note 13)	—	—	—	—	177	—	177
Class A common shares issued (notes 11, 13)	27,550	—	—	—	—	—	—
Series B Preferred Shares issued (note 13)		14,000	—	—	35,000	—	35,000
Series B Preferred Shares issue expenses (note 11)	—	—	—	—	(1,503)	—	(1,503)
Net income for the year	—	—	—	—	—	6,110	6,110
Series B Preferred Shares dividend (note 11)	—	—	—	—	—	(1,114)	(1,114)

Balance at December 31, 2014	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

Restricted Stock Units (note 13)	—	—	—	—	75	—	75
Net loss for the year	—	—	—	—	—	(28,875)	(28,875)
Dividends on Class A common shares (note 11)	—	—	—	—	—	(9,508)	(9,508)
Series B Preferred Shares dividend (note 11)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2015	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766
Restricted Stock Units (note 13)	—	—	—	—	283	—	283
Class A common shares issued (notes 11, 13)	34,125	—	1	—	—	—	1
Net loss for the year	—	—	—	—	—	(65,095)	(65,095)
Series B Preferred Shares dividend (note 11)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2016	54,981,565	14,000	$550	$—	$386,708	$(58,365)	$328,893

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

2.	Nature of Operations and Basis of Preparation

(a) Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of December 31, 2016, the group owned 18 vessels; 15 were time chartered to CMA CGM and three to Orient Overseas Container Lines (“OOCL”), with remaining charter periods ranging from 1.00 to 9.00 years.

The following table provides information about the 18 vessels owned as at December 31, 2016:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	3.00	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	3.00	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	1.00	$18.465
Julie Delmas	2,207	2002	December 2007	CMA CGM	1.00	$18.465
Kumasi (3)	2,207	2002	December 2007	CMA CGM	4.00	$13.000
Marie Delmas (3)	2,207	2002	December 2007	CMA CGM	4.00	$13.000
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	3.00	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	3.00	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	4.00	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	4.00	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	9.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	6.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	6.00	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	6.00	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	4.75	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	1.00	$34.500
OOCL Qingdao	8,063	2004	March 2015	OOCL	1.25	$34.500
OOCL Ningbo	8,063	2004	September 2015	OOCL	1.75	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The charters on these two vessels were amended in July 2016 to provide for a revised charter rate of $13.0 per day with effect from August 1, 2016 until September 14, 2017 for Marie Delmas and September 21, 2017 for Kumasi, and to provide for three option periods, all at the Company’s option, at a charter rate of $9.8 per day. The option periods are (i) September 15 or 22, 2017 for Marie Delmas and Kumasi respectively to December 31, 2018, (ii) January 1, 2019 to December 31, 2019 and (iii) January 1, 2020 to December 31, 2020.

(a)	Nature of Operations

Segment Information

The activity of the Company currently consists solely of the ownership and chartering out of containerships.

(b)	Basis of Preparation

Counterparty risk

The majority of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and is currently experiencing a sustained cyclical downturn. Many container shipping companies have reported financial losses.

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

(d)	Accounts receivable

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $ nil as of December 31, 2016 (2015: $ nil).

(e)	Vessels

Vessels acquired up to the date of the merger described in note 1, were initially recorded at their acquisition cost, less an amount allocated to drydock component, less accumulated depreciation. From the date of the merger, these vessels have been recorded at their fair value at the date of the merger, less a proportion of the negative goodwill arising at the time of the merger allocated to these vessels, less subsequent accumulated depreciation and impairment loss, if any.

In connection with the merger, the Company recognised an intangible asset, in respect of the five vessels yet to be purchased as at the date of the merger, arising from the comparison of the acquisition prices in the asset purchase agreement between the Company as buyer and CMA CGM as seller and the estimated fair values at the merger date of the vessels yet to be purchased. This intangible asset was transferred to the cost of the appropriate vessel on delivery and as all such vessels have now been delivered, no intangible asset remains in respect of these vessels.

Vessels acquired after the merger are stated at acquisition cost, consisting of the contract price and expenses incurred in connection with the acquisition, less accumulated depreciation.

Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2016, 2015 or 2014. Other borrowing costs are expensed as incurred.

Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Prepayments and costs directly related to the future acquisition of specific vessels are presented in the Consolidated Balance Sheets as vessel deposits.

(f)	Drydocking costs

An element of the purchase price of a vessel is allocated to a drydock component which is amortized on a straight line basis to the next anticipated drydocking date. Vessels are drydocked approximately every five years for major repairs and maintenance that cannot be performed while the vessels are operating. Costs directly associated with a drydocking, including the required regulatory inspection of the vessel, its hull and its machinery and for the defouling and repainting of the hull are capitalized as they are incurred and depreciated on a straight line basis over the period between drydocks. Capitalized drydocking costs are classified within investing activities in the Consolidated Statements of Cash Flows.

(g)	Intangible liabilities – charter agreements

In connection with the merger (see note 1), the Company recognised an intangible liability using the market approach whereby the Company’s actual charter rates were compared to market rates at the merger date. These intangible liabilities, recognizing the below market rates as at the date of merger, are amortized, giving rise to an increase of time charter revenue, over the remaining term of the relevant charters.

(h)	Long-lived assets

Fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount and is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of estimated future cash flows, discounted by an appropriate discount rate.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, for the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years from original delivery by the shipyard. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

(i)	Derivative instruments

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

(j)	Deferred financing costs

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

(k)	Preferred shares

Series A Preferred Shares were included within Liabilities in the Consolidated Balance Sheets, up to their redemption in August 2014, and the dividends were included within interest expense in the Consolidated Statements of Income as their nature was similar to that of a liability rather than equity. Holders of these mandatorily redeemable preferred shares were entitled to receive a dividend equal to 3-month USD LIBOR plus 2% on the original issue price and ranked senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Series B Preferred Shares have been included within Equity in the Consolidated Balance Sheets, from their issue in August 2014, and the dividends are presented as a reduction of Retained Earnings in the Consolidated Statement of Stockholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of these redeemable perpetual preferred shares, which may only be redeemed at the discretion of the Company, are entitled to receive a dividend equal to 8.75% on the original issue price and rank senior to the Class A and Class B common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

(l)	Classification of long term debt

Long term debt is classified within current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m)	Other comprehensive income (loss)

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

(n)	Revenue recognition and related operating expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the Consolidated Balance Sheets.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred.

(o)	Foreign currency transactions

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

(p)	Repairs and maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(q)	Insurance

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

(r)	Share based compensation

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

(s)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are flagged in Bahamas, Cyprus, Hong Kong and Panama and are liable for tax based on the tonnage of the vessel. The cost, which is included within operating expenses, amounted to $93, $124 and $126 for the years ended December 31, 2016, 2015 and 2014, respectively. The Cyprus and Hong Kong subsidiaries are liable for income tax on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 20% (2015: 20%, 2014: 21%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recorded assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2016 a deferred tax liability of $20 (2015: $20) was recognized relating to stock based compensation costs charged to the Consolidated Statements of Income in respect of unvested shares and timing differences between the carrying amounts of assets for financial reporting purposes and their tax bases.

The Company recognizes uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the position.

(t)	Inventories

Inventories consist of bunkers and lubricants on board certain of the vessels. Inventories are stated at the lower of cost or market value as determined using the first-in, first-out method.

(u)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the Consolidated Balance Sheets in the line item “Dividends payable”.

(v)	Earnings per share

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

(w)	Recently issued accounting standards

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

In April 2016, FASB issued an accounting standards update in respect of Compensation – Stock Compensation (Topic 718) – Improvements to Employee Share-Based Payment Accounting. The amendments are intended to simplify various aspects of the accounting for employee share-based payments including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2016, although early application is permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

In August 2016, FASB issued an accounting standards update in respect of Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments. The update is intended to address diversity in how certain cash receipts and cash payments are presented in the statement of cash flows. The update is effective for annual periods beginning after December 15, 2017, although early application is permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

The Company has adopted the new Going Concern standard under ASU 2014-15.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2016	December 31, 2015

Cost	$1,095,275	$1,095,245
Accumulated Depreciation	(283,743)	(248,306)
Vessel impairment	(92,422)	—

Net book value	$719,110	$846,939

Due to continuing poor industry conditions, impairment tests were performed on a vessel by vessel basis as at December 31, 2016 (see note 3), which resulted in an impairment charge on four vessels, totalling $63,065, being recognised in the three months ended December 31, 2016.

Impairment tests were performed on two of the group’s vessels as at July 31, 2016, following amendments to the terms of their charters (see note 3), which resulted in an impairment charge of $29,357 being recognised in the three months ended September 30, 2016.

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

	December 31, 2016	December 31, 2015

Opening balance	$846,939	$836,537
Additions in the period	7,370	109,055
Depreciation expense	(42,777)	(44,829)
Vessel impairment	(92,422)	(44,700)
Disposals	—	(9,124)

Closing balance	$719,110	$846,939

As of December 31, 2016, 17 of the 18 vessels were pledged as collateral under the 2019 Notes and Revolving Credit Facility, or the Secured Term Loan (see note 7).

5.	Intangible Assets

	December 31, 2016	December 31, 2015

Software development:
Opening balance	$39	$67
Additions	—	—
Depreciation	(23)	(28)

Closing balance	$16	$39

6.	Intangible Liability – Charter Agreements

	December 31, 2016	December 31, 2015

Opening balance	$13,693	$15,812
Amortization in period	(2,104)	(2,119)

Closing balance	$11,589	$13,693

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

Amortization of the intangible liabilities for the 12 vessels in the company’s fleet as of the date of the merger began on the date following the merger and for the remaining five vessels purchased by the Company after the merger, amortization commenced upon delivery. These intangible liabilities are amortized over the remaining term of the relevant charter, giving rise to an increase in time charter revenue.

7.	Long Term Debt

	December 31, 2016	December 31, 2015

2019 Notes	$420,000	$420,000
Less repurchase of Notes (note 7(b))	(54,212)	(350)
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	3,910	2,259

2019 Notes (note 7(b))	363,398	415,609
Revolving Credit Facility (note 7(c))	39,200	40,000
Secured Term Loan (note 7(d))	24,375	33,075
Less: Deferred financing costs (note 7(f))	(7,100)	(10,611)

Balance	419,873	478,073
Less: Current portion of 2019 Notes (note 7(b))	(19,501)	(26,660)
Less: Current portion of Revolving Credit Facility (note 7(c))	—	(800)
Less: Current portion of Secured Term Loan (note 7(d))	(11,525)	(7,700)

Non-current portion of Long-Term Debt	388,847	442,913

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

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at December 31, 2016, the 2019 Notes were secured by first priority ship mortgages on 16 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the terms of the 2019 Notes the Company is required within 120 days following the end of each financial year, in which there is at least $1,000 of Excess Cash Flow, as defined, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount of 2019 Notes plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 nominal amount of 2019 Notes was tendered and accepted.

Following the sale of two vessels (see note 4) secured to the 2019 Notes in November and December 2015, the Company was required to offer the net sale proceeds, less a proportion to be used to repay part of the associated Revolving Credit Facility (see note 7(c)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417, at a purchase price of 102% of the aggregate principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. At the close of this offer, the nominal amount of 2019 Notes tendered exceeded the Maximum Offer Amount and $26,662 were accepted on a pro rata basis.

In May, August and November, 2016, the Company purchased $4,200, $5,000 and $18,000 of Notes respectively, in the open market. This gave rise to gains of $452, $475 and $1,938, which are included within Interest Expense in the Consolidated Statements of Income. These Notes were subsequently cancelled.

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

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. Up to and including December 31, 2015, the Company was required to have a minimum cash balance of $15,000 on each test date, being June 30 and December 31 in each year. After this date, the minimum cash balance on each test date increased to $20,000.

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

The Secured Term Loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. $35,000 was drawn down under the Secured Term Loan on September 10, 2015. The loan agreement requires an additional $1,400 to be repaid over eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

The Secured Term Loan has the same Cash Balance financial covenant as that in the Revolving Credit Facility. In addition, there is a minimum Shareholders Equity covenant of $200,000, also to be tested semi-annually on June 30 and December 31. The Secured Term Loan was amended on November 30, 2016 to exclude from the definition of Shareholders Equity the effect of any impairment charges recognised after July 1, 2016. The amendment also provided for accelerated amortization totalling $5.0 million to be paid equally in five quarterly instalments, commencing fourth quarter 2016. Repayments from March 2018 are to be reduced pro rata for the accelerated amortization.

(e) Repayment Schedule

Based on scheduled and estimated repayments from January 1, 2017 the long term debt will be reduced in each of the relevant periods as follows:

Year ending December 31,
2017	$31,026
2018	63,374
2019	331,458
2020	3,505
Less: original issue discount	(2,390)
Less: deferred financing costs	(7,100)

$419,873

(f) Deferred financing costs

	December 31, 2016	December 31, 2015

Opening balance	$10,611	$12,913
Expenditure in the period	—	971
Amortization included within interest expense	(3,511)	(3,273)

Closing balance	$7,100	$10,611

The Company incurred costs during 2015 in relation to the drawdown of the Revolving Credit Facility (see note 7(c)) amounting to $370 and in relation to the drawdown of the Secured Term Loan (see note 7(d)) amounting to $601, which have been deferred.

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

8.	Other Operating Income

Other operating income is summarized as follows:

	Year ended December 31,
	2016	2015	2014
Sundry shipping income	$216	$382	$420
Gain on sale of vessels	—	93	—
Other sundry income	—	—	90

	$216	$475	$510

9.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2016 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.4% voting interest in the Company.

Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets. The current account balances at December 31, 2016 and December 31, 2015 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

CMA CGM held all of the Series A Preferred Shares of the Company until they were fully redeemed, at a discount, pursuant to a Share Repurchase Agreement on August 22, 2014 (see note 11). Due to the redemption there were no dividends on these preferred shares for the year ended December 31, 2016 (2015: $nil, 2014: $653). Dividends on these preferred shares are included within interest expense.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2016 of between 1.00 and 9.00 years (see note 2(a)). Of the $638,530 maximum contracted future charter hire receivable for the fleet set out in note 10, $586,849 relates to the 15 vessels that were chartered to CMA CGM as at December 31, 2016. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.

Ship Management Agreements

At December 31, 2016, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2015: $123, 2014: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement. Ship management fees related to CMA Ships are shown separately in the Consolidated Statements of Income.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

10.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels as at December 31, 2016, and assuming the options included in the charters for Kumasi and Marie Delmas are exercised, is as follows:

Year ending December 31,
2017	163,201
2018	126,050
2019	110,439
2020	89,432
2021	53,917
Thereafter	95,491

$638,530

11.	Share Capital

At December 31, 2016 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

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

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 13). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. The 2015 Plan which permits a maximum issuance of 1,500,000 shares. During the year ended December 31, 2016, 34,125 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2016. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

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

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the latest of which was on December 9, 2016 for the fourth quarter 2016.

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

During the periods when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the year ended December 31, 2014 was $1,944.

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

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in 2014, the fair value at the reporting date was $ nil (December 31, 2015: $ nil). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

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

Under both the 2008 Plan and 2015 Plan, the Company issued the following share based awards since January 1, 2014:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
	Management	Directors

Unvested as at January 1, 2014	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	3.43	5.85

Unvested as at December 31, 2014	300,000	—	$3.25	n/a
Vested in January 2015	—	—	—	n/a

Unvested as at December 31, 2015	300,000	—	$3.25	n/a
Granted in March 2016	200,000	—	1.18	n/a

Unvested as at December 31, 2016	500,000	—	$2.42	n/a

Under the 2008 Plan, restricted stock units granted to Directors on March 7, 2013 vested in January 2014.

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

Under the 2015 Plan, restricted stock units granted to four members of management on March 3, 2016 were divided into two tranches. The first tranche (100,000 restricted stock units)) will vest when the individual leaves employment, provided that this is after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but, in addition, only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019.

During the year ended December 31, 2016, 34,125 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2016. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

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

During the year ended December 31, 2016, the Company recognized a total of $283 (2015: $75, 2014: $177) in respect of share based compensation costs. As at December 31, 2016 there were no unrecognized compensation costs relating to the above share based awards (2015: $ nil).

14.	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives the majority of its revenue from CMA CGM which is exposed to the cyclicality of the container shipping industry.

(ii)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2016 to the extent that substantially all of the amounts are deposited with three banks (2015; three banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

15.	Earnings per Share

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

At December 31, 2016, there were 500,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2016 only Class A and B common shares are participating securities.

For the years ended December 31, 2016 and December 31, 2015, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes the outstanding share-based incentive awards as these would have had an antidilutive effect. For the year ended December 31, 2014, the diluted weighted average number of shares includes the incremental effect of outstanding share-based incentive awards.

(In thousands, except share data)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014

Class A common shares
Basic weighted average number of common shares outstanding (B)	47,554,351	47,541,484	47,541,409
Weighted average number of RSU’s without service conditions (note 13) (B)	300,000	243,904	168,904
Dilutive effect of share-based incentive awards	—	—	113,423

Common shares and common share equivalents (F)	47,854,351	47,785,388	47,823,736

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net (loss) income available to common shareholders	$(68,157)	$(31,937)	$4,996

Available to:
- Class A shareholders for period	$(68,157)	$(31,937)	$4,996
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro-rata between Class A and B	—	—	—

Net (loss) income available for Class A (A)	$(68,157)	$(31,937)	$4,996
Net (loss) income available for Class B (C)	—	—	—

Basic Earnings per share:
Class A (A/B)	$(1.42)	$(0.67)	$0.10
Class B (C/D)	—	—	—

Diluted Earnings per Share
Net (loss) income available to common shareholders	$(68,157)	$(31,937)	$4,996

Available to:
- Class A shareholders for period	$(68,157)	$(31,937)	$4,996
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro rata between Class A and B	—	—	—

Net (loss) income available for Class A (E)	$(68,157)	$(31,937)	$4,996
Net (loss) income available for Class B (G)	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(1.42)	$(0.67)	$0.10
Class B (G/H)	—	—	—

16.	Subsequent events

A dividend of $54.6875 per Series B Preferred Share was declared on March 3, 2017 for the first quarter 2017.

On March 22, 2017, the Company announced a cash tender offer in respect of the Excess Cash Flow, which we are obliged to make under the terms of the indenture. The offer is to purchase up to $20,000 aggregate amount of the 2019 Notes at a price of 102% of their aggregate principal amount plus accrued and unpaid interest to, but not including, the purchase date. The offer will expire at 5.00 p.m., New York City time, on April 19, 2017, unless extended by us, in our sole discretion.