Form 20-F
period 2017-12-31
Global Ship Lease, Inc.
filed 2018-03-29
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

47,609,734 Class A Common Shares, par value of $0.01 per share

7,405,956 Class B Common Shares, par value of $0.01 per share

14,000 Series B Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

	2017	2016	2015	2014	2013
Statement of Income
Operating revenues:
Time charter revenue	$159.0	$166.5	$164.9	$138.6	$143.2
Operating expenses:
Vessel expenses	(43.5)	(45.7)	(50.1)	(48.8)	(46.0)
Depreciation	(38.0)	(42.8)	(44.9)	(41.1)	(40.4)
General and administrative	(5.3)	(6.3)	(6.5)	(7.0)	(6.0)
Impairment charge (1)	(87.6)	(92.4)	(44.7)	—	—
Other operating income	0.1	0.2	0.5	0.5	0.4
Total operating expenses	(174.3)	(187.0)	(145.7)	(96.3)	(92.1)
Operating (loss) income	(15.3)	(20.5)	19.3	42.3	51.2
Non-operating income (expense)
Interest income	0.5	0.2	0.1	0.1	—
Interest expense	(59.4)	(44.8)	(48.2)	(43.9)	(18.8)
Gain on redemption of Series A preferred shares	—	—	—	8.6	—
Realized (loss) on interest rate derivatives (2)	—	—	—	(2.8)	(14.0)
Unrealized gain on interest rate derivatives (2)	—	—	—	1.9	14.3
(Loss) income before income taxes	(74.2)	(65.1)	(28.8)	6.2	32.6
Taxes on income	0.0	0.0	0.0	(0.1)	(0.1)
Net (loss) income	(74.3)	(65.1)	(28.9)	6.1	32.5
Earnings allocated to Series B preferred shares	(3.1)	(3.1)	(3.1)	(1.1)	—
Net (loss) income available to common shareholders	(77.3)	(68.2)	(31.9)	$5.0	$32.5
Net (loss) income per Class A common share in $
Basic and diluted	(1.61)	(1.42)	(0.67)	0.10	0.68
Weighted average number of Class A common shares outstanding
Basic in millions	48.0	47.9	47.8	47.7	47.6
Diluted in millions	48.0	47.9	47.8	47.8	47.8
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	7.4	7.4	7.4	7.4	7.4
Dividend per Class A common share in $	—	—	0.20	—	—
Statement of cash flow
Net cash from Operating Activities	$57.8	$71.2	$62.3	$60.9	$74.3
Net cash (used in) Investing Activities	(4.9)	(6.9)	(101.2)	(80.1)	(16.6)
Net cash (used in) provided by Financing Activities	(33.9)	(63.6)	59.2	27.9	(59.3)
Balance sheet data (at period end)
Total current assets	77.4	56.9	57.6	36.7	37.0
Total vessels	597.8	719.1	846.9	836.5	817.9
Total assets (2)	675.2	776.3	904.9	873.7	855.0
Debt (current and non-current portion) (2)	398.5	419.9	478.1	401.9	363.1
Preferred shares (3)	—	—	—	—	45.0
Class A and B common stock	0.6	0.6	0.5	0.5	0.5
Stockholders’ equity (4)	251.6	328.9	395.8	438.1	399.5
Other data (time charter business)
Number of vessels in operation at period end	18	18	18	18	17
Ownership days (5)	6,570	6,588	6,893	6,270	6,205
Utilization (6)	98.4%	98.4%	99.6%	98.0%	99.5%

(1)

Our accounting policies require that tangible fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

In September 2017, we agreed with CMA CGM to extend the charters on Julie Delmas and Delmas Keta, by 12 months (plus or minus 45 days at the charterer’s option) at a fixed rate of $7,800 per vessel per day, commencing September 11, 2017 and September 20, 2017 respectively. These extensions triggered the performance of an impairment test on the two vessels. No impairment was identified.

In October 2017, we agreed a new charter of GSL Tianjin with CMA CGM . The charter is for a period of three to eight months (at the charterer's option) at a fixed rate of $13,000 per day, which commenced on October 25, 2017, immediately upon re-delivery from its previous charter.  This new charter was subsequently extended with effect from January 26, 2018 for a period of eight to 12 months (at the charterer’s option) at a fixed rate of $11,900 per day. The new charter to CMA CGM triggered the performance of an impairment test on the vessel. No impairment was identified.

Charter rates in the spot market and asset values saw improvements through 2017.  However, taking into account the seasonal as well as cyclical nature of the container shipping industry, we determined that it would nonetheless be appropriate under US GAAP to undertake a fleet-wide review for impairment as at December 31, 2017.  This review gave rise to an impairment charge of $87.6 million.

On August 10, 2016, we agreed with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi. A revised rate of $13,000 per day applied from August 1, 2016 until the charters’ previous earliest expiry dates in September 2017, after which we have three consecutive option periods, the first of 1.25 years and the second and third of one year each, through December 31, 2020 each at a rate of $9,800 per day. These amendments triggered the performance of an impairment test on these two vessels as at August 1, 2016. A non-cash impairment charge of $29.4 million was recognized in the quarter ended September 30, 2016 as the sum of the expected undiscounted future cash flows from these assets over their estimated remaining useful lives is less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is the net present value of estimated future cash flows discounted by an appropriate discount rate.

Due to continuing adverse market conditions, an impairment review was performed as at December 31, 2016 and gave rise to a non-cash impairment charge recorded in the quarter ended December 31, 2016 of $63.1 million, as the sum of the expected undiscounted future cash flows from four vessels over their estimated remaining useful lives was less than the carrying amounts. The total non-cash charge for impairment for the year ended December 31, 2016 was $92.4 million.

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

(2)

Prior to March 19, 2014, long-term debt comprised amounts outstanding under a senior secured credit facility (“Previous Credit Facility”) that was first drawn in December 2007; maximum drawings under this facility were $599.1 million. The facility’s floating interest rate was hedged with interest rate derivatives which gave rise to realized losses and unrealized gains or losses. The Company completed the issue of $420.0 million 10.000% First Priority Senior Secured Notes due 2019 (the “2019 notes”) on March 19, 2014, the principal use of proceeds being to repay the amounts outstanding under the Previous Credit Facility of $366.6 million which was then terminated, and to settle and terminate the outstanding interest rate derivatives.

During 2015, $40.0 million was fully drawn under a Revolving Credit Facility (the “revolving credit facility”), agreed in connection with the issuance of the 2019 notes, to assist with the purchase of OOCL Qingdao on March 11, 2015.

On July 29, 2015, we entered into a $35.0 million Secured Term Loan with DVB Bank SE (the “secured term loan”). The entire $35.0 million was drawn on September 10, 2015 and secured by OOCL Tianjin.

In October 2017, all outstanding debt including the 2019 Notes, the revolving credit facility and the secured term loan was repaid from the proceeds of a new issuance of  $360.0 million principal amount 9.875% First Priority Senior Secured Notes due 2022 (the “2022 notes”) and $54.8 million new secured term loan, together with cash on hand.

In accordance with a new accounting standard, effective from December 31, 2015, unamortized deferred financing costs, which excludes the arrangement fee for our previous revolving credit facility, as at December 31, 2015 is shown as a direct deduction from the carrying amount of relevant debt.  Previously, deferred financing costs were included in current and non-current assets. Prior years’ presentation of Debt and of Total Assets has been adjusted.

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

All but two of our 18 vessels are chartered to CMA CGM. CMA CGM’s payments to us under these charters are our principal source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is cyclical, and has been suffering an extended cyclical downturn since mid-2008, and many container shipping companies have reported substantial losses. Financial performance of container shipping companies improved in 2012, 2013, 2014 and 2017. However, market conditions deteriorated in 2015 and 2016 with lower than expected growth in the demand for container shipping services and higher than expected growth in the containership fleet from the delivery of new buildings. Freight rates, charter rates and asset values were under pressure due to oversupply of container ship capacity. Whilst there were no delays in receiving charterhire in 2017, we have previously experienced, from time to time, delays in receiving charterhire payments from CMA CGM, which under the charter contracts are due to be paid on the 1st and 16th of each month, in advance. As at December 31, 2017, no charterhire was outstanding.

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

Seven of our 18 vessels are managed by CMA Ships, a wholly-owned subsidiary of CMA CGM, which, for an annual management fee of $123,000 per vessel, is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. Our ship management agreements with CMA Ships may be terminated by either party on two months written notice. In the future, CMA Ships may demand a higher fee or other more favorable terms in consideration for its services or decide to terminate its agreements with us. The prices or terms of new ship management agreements with CMA Ships or an alternate provider may be significantly less favorable to us than the terms of our existing ship management agreements. Our 11 other vessels are managed by a ship manager based in Hong Kong on similar terms, which subjects us to similar risks.

CMA CGM and CMA Ships have conflicts of interest with us which may make them favor their own interests to our detriment.

As at December 31, 2017, CMA CGM owned approximately 44.4% of our outstanding common stock. Accordingly, CMA CGM has the power to exert considerable influence over our actions and its concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination, which could have a material adverse effect on the price of our common stock. In addition, CMA CGM may acquire additional shares of our common stock or initiate changes to our board of directors. In May 2014, we appointed two additional independent directors to our board with those seats filled by CMA CGM nominees. In September 2017, we appointed a serving senior executive of CMA CGM to our board, at CMA CGM’s request.  Under our bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) any interested director’s relationship or interest as to the contract or transaction must be disclosed to the board of directors, and such contract or transaction must be authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction must be specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by the board of directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

Moreover, conflicts of interest may also arise between us, on the one hand, and CMA CGM, our principal charterer, or CMA Ships, one of our ship managers, on the other hand. As a result of these conflicts, CMA Ships may favor its own or its parent company’s interests over our interests. These conflicts may have unfavorable consequences for us. Although our ship management agreements expressly prohibit CMA Ships from giving preferential treatment when performing any of its ship management services to any other vessel that is affiliated with it, or otherwise controlled by CMA CGM, conflicts of interest may arise between us, and CMA Ships as ship manager and CMA CGM as charterer. These risks may be exacerbated in the event that CMA CGM elects to exert more influence in the management of our business through its nominated board representation, acquiring additional shares of our common stock or otherwise.

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

The initial charters, the ship management agreements and the other contractual agreements, including the terms of the Series A preferred shares and the subsequent agreement to redeem these in August 2014, were entered into when we were a wholly-owned subsidiary of CMA in the context of a proposed public offering of our Class A common shares in 2007, and subsequently the 2008 merger of Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, with and into GSL Holdings, Inc., Marathon’s newly-formed wholly-owned Marshall Islands subsidiary, with GSL Holdings, Inc. (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, the “Merger”), and other related transactions. We have subsequently agreed amendments of and extensions to a number of the initial charters with CMA CGM.  Further, in October 2017, we agreed to charter GSL Tianjin, previously chartered to OOCL, to CMA CGM.  That new charter was extended in January 2018. Our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties.

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

We will face substantial competition in expanding our business from a number of experienced companies. Many of these competitors may have greater financial resources and a lower cost of capital than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. During any industry downturn there are an increased number of vessels available for charter, including many from owners with strong reputation and experience. Excess supply of vessels in the container shipping market results in greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with CMA CGM or obtain new charters on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

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

As of January 1, 2018, the orderbook for newbuilding containerships represented an aggregate capacity of 2.7 million TEUs, approximately 12.7% of the total worldwide containership fleet capacity as of that date. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. As of that date, 99 containerships were idle, with a capacity of 0.4 million TEUs, or 1.8% of the total cellular fleet. An over-supply of containership capacity, combined with lack of growth in the demand for containerships, may result in a continuation of low charter rates. The time charters for four of our 18 containerships can be terminated as early as dates between July 28, 2018 and September 26, 2018. A further vessel has a charter which can be terminated as early as January 1, 2019 and a further four vessels have charters that can terminate as early as dates in September 2019.  We cannot be assured that we will be able to obtain new time charters for our vessels on expiry of existing charters or that if we do, the new rates will be favorable. If we are unable to obtain new time charters for our containerships at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations and financial condition.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As at December 31, 2017, we had (i) $360.0 million of secured indebtedness outstanding under our 2022 notes, and (ii) $54.8 million drawn and outstanding under our secured term loan.

Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;
•

requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest on our indebtedness and aggregate $40.0 million fixed amortization of our 2022 notes and the secured term loan in each of 2018, 2019 and 2020, with $35 million annually thereafter, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the 2022 notes and the secured term loan, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the 2022 notes and the agreements governing such other indebtedness;

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

We may be able to incur substantial additional indebtedness in the future. Although the indenture governing the 2022 notes and our secured term loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. In addition, the indenture governing the 2022 notes and our secured term loan will not prevent us from incurring obligations that do not constitute indebtedness thereunder. Our covenants also permit us to incur substantial non-recourse indebtedness in subsidiaries that do not guarantee our obligations under our 2022 notes. If we incur substantially more indebtedness, the risks associated with our indebtedness as described above could be exacerbated.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The indenture governing the 2022 notes and our secured term loan contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

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

In addition, the restrictive covenants in our 2022 notes and the secured term loan require us to satisfy certain financial covenants, including a minimum liquidity covenant and, in the secured term loan, a debt service coverage ratio test. Our ability to meet those financial covenants and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

Due to restrictions in our 2022 notes and the secured term loan, we may need to seek consent from our noteholders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ and/or noteholders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that are in our best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

A breach of any of the covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of our secured term loan, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our secured term loan, the lenders could elect to declare all amounts outstanding under the secured term loan to be immediately due and payable. Such actions by the lenders could cause cross defaults under the indenture governing our 2022 notes.

Substantially all of the assets currently owned by us serve as security under our 2022 notes and secured term loan. If our operating performance declines, we may be required to obtain waivers from the holders of our 2022 notes and the lenders under the secured term loan to avoid default thereunder. If we are not able to obtain a waiver from the holders of our 2022 notes and the lenders under the secured term loan, the lenders could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterer’s or our cash flow.

If we default under our 2022 notes, or secured term loan, holders of our 2022 notes and lenders on our secured term loan who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

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

If impairment testing is required and time charter rates do not improve meaningfully from current market rates, we may need to recognize further impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates at December 31, 2017.

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

We must make substantial expenditures to maintain our fleet and we generally expect to finance these maintenance expenditures from operating cash flow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Further, we may be obliged to incur substantial expenditure to become compliant with changes in the regulatory environment, particularly concerning emission control and ballast water treatment. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including those required to maintain our fleet, with borrowings under our secured term loan or otherwise find alternative sources of financing. Such alternatives may not be available on economic terms or at all, which could have a material adverse effect on our business and results of operations.

As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 18 vessels as at December 31, 2017 had an average age weighted by TEU capacity of 13.0 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 18 containerships as at December 31, 2017 had an average age weighted by TEU capacity of 13.0 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

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

The container shipping industry is cyclical, with the demand for container shipping services and therefore the demand for container ships driven by global trade. Between 1997 and 2007, containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fueled partly by significant increases in exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010, demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. From 2012 through 2016, containerized trade grew, year-on-year, by between 2.1% and 5.4%. In 2017, containerized trade is estimated to have grown approximately 5.4%. In contrast, cellular containership capacity grew annually by between 1.2% and 8.1% in the years 2012 through 2016, and is estimated to have grown by 3.8% in 2017.

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

Our ability to recharter our containerships upon the expiration or termination of their current charters, which for four of our 18 containerships could be as early as dates between July 28, 2018 and September 26, 2018. A further vessel has a charter which can be terminated as early as January 1, 2019 and a further four vessels have charters that can terminate as early as dates in September 2019, and the charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our results of operations or make our results of operations volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

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

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China’s rate of real GDP growth is fallen from its highs.  The United States have also indicated they may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

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

While the size of the containership orderbook has declined substantially since the peak of 2008/2009, the containership newbuilding orderbook as at January 1, 2018 represented approximately 12.7% of the total on the water fleet capacity. Further containerships are likely to be ordered. Delivery of newly built containerships will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

We are not currently paying dividends on our common shares. Subject to the limitations contained in our secured term loan, the indenture governing our 2022 notes and other contractual obligations, we may resume the distribution of a portion of our cash flow to our shareholders, while retaining the remaining cash flow for costs such as drydockings, reinvestment in our business, funding vessel or fleet acquisitions, making debt repayments and for other purposes, as determined by our board of directors. The timing and amount of any dividends declared will depend on, among other things (a) our results of operations, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors.

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

The amount of cash we can use to pay dividends or redeem our Series B preferred shares and the depositary shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
•	the amount of any cash reserves established by our board of directors;
•	restrictions under Marshall Islands law as described below;
•	restrictions under our 2022 notes and our secured term loan and other instruments and agreements governing our existing and future debt as described below; and
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

Further, the terms of our outstanding 2022 notes and our secured term loan prohibit us from declaring or paying any dividends or distributions on preferred stock, including the Series B preferred shares, or redeeming, purchasing, acquiring or making a liquidation payment on preferred stock in certain circumstances.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2009 through 2017 under the “publicly-traded” test, and expect to so qualify for 2018. However, it is possible that our ownership may change such that qualified 5% Shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% Shareholders from owning 50% or more of the total value of the stock held by the 5% Shareholders group.

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

Section 7874 of the Code provides that a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation. Although we believe that this rule should not apply to us in the context of the Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and therefore there can be no assurance that the Internal Revenue Service (the “IRS”) would not seek to challenge such position, or that such a challenge would not be successful. If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax, with the highest statutory rate currently being 21%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations.

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

On October 25, 2017, on the expiry of its charter with OOCL, the renamed GSL Tianjin commenced a new charter with CMA CGM, which was extended in January 2018.

A number of the initial charters to CMA CGM have been amended and extended.

In February 2018 we agreed to an extension of our charter with OOCL for the OOCL Qingdao, with effect from March 11, 2018, at a fixed rate of $14,000 per day.  Earliest redelivery is now January 1, 2019, with latest redelivery March 15, 2019, at charterer's option.

On March 1, 2018, we announced an agreement to acquire a 2005-built, 2,800 TEU containership for $11.3 million. Following delivery, which is expected to be during the second quarter of 2018, once the existing charter terminates, the vessel will commence charter employment with CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.

The TEU weighted average remaining term of our 18 charters was 3.2 years at December 31, 2017, taking into account the extension of the charters of GSL Tianjin and OOCL Qingdao, and TEU weighted average age for the fleet was 13.0 years.

Our management team undertakes all management of our fleet including the supervision of the day-to-day technical ship management of our vessels which is provided for seven of our 18 vessels by CMA Ships, a wholly owned subsidiary of CMA CGM, pursuant to ship management agreements, with an agreement to cap the reimbursement by us of expenses incurred on our behalf on the vessels they charter. A third party ship manager based in Hong Kong provides the day-to-day technical management of the other 11 vessels.

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

Until March 19, 2014, long-term debt comprised amounts outstanding under the Previous Credit Facility that was first drawn in December 2007. A total of $599.1 million was drawn under this facility. The floating interest rate was hedged with interest rate derivatives which gave rise to realized losses and unrealized gains or losses. The Previous Credit Facility was repaid by a quarterly cashflow sweep from November 2009.  On March 19, 2014, we completed the issue of $420.0 million 10.000% First Priority Senior Secured Notes due 2019 (the “2019 notes”), the principal use of proceeds being to repay the then $366.6 million remaining amount outstanding under the Previous Credit Facility which was then terminated. All outstanding interest rate derivatives were settled and terminated at the same time.

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

During 2015, $40.0 million was fully drawn under the revolving credit facility, agreed in connection with the issuance of the 2019 notes, to assist with the purchase of OOCL Qingdao on March 11, 2015. On July 29, 2015, we entered into the $35.0 million secured term loan. The entire $35.0 million was drawn on September 10, 2015 and secured by OOCL Tianjin.

On October 31, 2017, we closed on our offering of $360.0 million principal amount 9.875% First Priority Senior Secured Notes due 2022 (the “2022 notes”), the net proceeds of which, together with the proceeds from a new $54.8 million senior secured bank loan and cash on hand, were used to repay all amounts outstanding under our 2019 notes, revolving credit facility and secured term loan.

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

B. Business Overview

Our Fleet

Our fleet, as of December 31, 2017, consisted of 18 containerships with an aggregate capacity of 82,312 TEU and a TEU weighted average age of approximately 13.0 years and a non-weighted average age of 13.3 years.

The table below provides information about our fleet as at December 31, 2017:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Purchase by GSL	Remaining Charter Term (years) (1)	Earliest Charter Expiry Date	Daily Charter Rate $
CMA CGM Matisse	2,262	11,676	1999	Dec 2007	2.0	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	11,676	1999	Dec 2007	1.9	Sept 11, 2019	15,300
Delmas Keta	2,207	11,731	2003	Dec 2007	0.7	Aug 6, 2018	7,800
Julie Delmas	2,207	11,731	2002	Dec 2007	0.7	Jul 28, 2018	7,800
Kumasi	2,207	11,731	2002	Dec 2007	1.0 - 3.0(2)	Nov 16, 2018	9,800
Marie Delmas	2,207	11,731	2002	Dec 2007	1.0 - 3.0(2)	Nov 16, 2018	9,800
CMA CGM La Tour	2,272	11,742	2001	Dec 2007	2.0	Sept 20, 2019	15,300
CMA CGM Manet	2,272	11,742	2001	Dec 2007	1.9	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	20,087	2007	Jan 2008	3.0	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	20,100	2007	Jan 2008	3.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	38,577	2008	Dec 2008	8.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	17,272	2006	Dec 2008	5.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	17,355	2006	Dec 2008	5.0	Sept 16, 2022	25,350
CMA CGM America	4,045	17,355	2006	Dec 2008	5.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	26,776	2001	Aug 2009	3.7	May 28, 2021	34,000
GSL Tianjin	8,063	34,243	2005	Oct 2014	0.9(3)	Sept 26, 2018	11,900
OOCL Qingdao	8,063	34,305	2004	Mar 2015	0.2	Jan 1, 2019	14,000
OOCL Ningbo	8,063	34,243	2004	Sept 2015	0.8	Sep 17, 2018	34,500

(1)

As at December 31, 2017 to mid-point of re-delivery period. Plus or minus 90 days, other than (i) Julie Delmas and Delmas Keta which are plus or minus 45 days, (ii) Kumasi and Marie Delmas see footnote 3 below, (iii) GSL Tianjin which is now between September 26, 2018 and January 26, 2019 see footnote 4 below, (iv) OOCL Qingdao which is now between January 1, 2019 and March 15, 2019 see footnote 4 below and (v) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.

(2)

The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day.  The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.

(3)

A new time charter for GSL Tianjin, formerly named OOCL Tianjin, with CMA CGM commenced October 25, 2017, immediately upon re-delivery from its previous charter to OOCL, at a fixed rate of $13,000 per day for a period of three to eight months at the charterer’s option. The charter was extended with effect from January 26, 2018 at a fixed rate of $11,900 per day for a period of eight to 12 months, at charterer’s option. The new period is reflected in the table.

(4)

In February 2018 we agreed to an extension of our charter with OOCL for the OOCL Qingdao. The extension is with effect from March 11, 2018, at a fixed rate of $14,000 per day.  Earliest redelivery is now January 1, 2019, with latest redelivery March 15, 2019, at charterer's option. The new period is reflected in the table.

On March 1, 2018, we announced an agreement to acquire a 2005-built, 2,800 TEU containership for $11.3 million. Following delivery, which is expected to be during the second quarter of 2018, once the existing charter terminates, the vessel will commence charter employment with CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.

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

Initial Charters

Each of the vessels in our initial fleet of 17 vessels was subject to a time charter with CMA CGM based on standard industry terms. We have separate subsidiaries to own each vessel in our fleet. We guarantee the obligations of each of our subsidiaries under the charters. Each of our initial charters commenced on each vessel’s delivery. Due to different delivery dates and durations, our charters will expire on different dates and over a period of time. We believe the staggered expirations of our charters will reduce our exposure to rechartering risk upon expiration of our initial charters and may mitigate the impact of the cyclical nature of the container shipping industry. The charters on our initial 17 vessels had terms of five to 17 years (plus or minus 90 days at charterer’s option). We agreed with CMA CGM, with effect from February 1, 2014, to extend by three years the charters on four vessels at a lower on-going daily charter rate. In 2015, two of the vessels in our initial fleet were sold. On August 10, 2016, we further agreed with CMA CGM to amend and extend the charters of two further vessels. A revised rate of $13,000 per day applies from August 1, 2016 until the charters’ previous earliest expiry dates in September 2017, after which we have three consecutive option periods, the first of 1.25 years and the second and third of one year each, through December 31, 2020 at a rate of $9,800 per day. We have exercised the first such option. On September 11, 2017, we agreed with CMA CGM to extend the charters of Julie Delmas and Delmas Keta from dates in September 2017  for 12 months at a rate of $7,800 per day.  On October 25, 2017, a new charter of GSL Tianjin, formerly named OOCL Tianjin, came into effect with CMA CGM for a period of three to eight months and at a rate of $13,000 per day.  This new charter was extended on January 26, 2018 for a period of eight to 12 months at $11,900 per day.  As at December 31, 2017, seven vessels remained on their un-amended initial charters. Each of the 16 vessels on charter to CMA CGM can be redelivered to us by the charterer on 30 days’ notice, during the re-delivery period. If an agreement to extend the charters is not reached, depending on market conditions, we may seek employment of these vessels with another charterer, lay them up or effect a sale.

New Charters

On October 28, 2014, we purchased OOCL Tianjin from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery. The vessel was redelivered to us by OOCL on October 25, 2017 and was immediately chartered to CMA CGM.

On March 11, 2015, we purchased OOCL Qingdao from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months.  The charter was extended in February 2018, with effect from March 11, 2018, at a fixed rate of $14,000 per day.  Earliest redelivery is now January 1, 2019, with latest redelivery March 15, 2019

On September 17, 2015, we purchased OOCL Ningbo from OOCL and immediately chartered the vessel back to OOCL for a period of 36 to 39 months, at charterer’s option with 60 days’ notice of re-delivery

On March 1, 2018, we announced an agreement to acquire a 2005-built, 2,800 TEU containership for $11.3 million. Following delivery, which is expected to be during the second quarter of 2018, once the existing charter terminates, the vessel will commence charter employment with CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.

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

Ship Management Agreements

CMA Ships, a subsidiary of CMA CGM, provides day-to-day technical ship management services on seven of our vessels. The technical ship management service is provided by a third party ship manager based in Hong Kong for the remaining 11 vessels, including those on charter to OOCL. Such services include purchasing, crewing, provision of lubricating oil, vessel maintenance including arranging drydocking inspections and ensuring compliance with flag, class and other statutory requirements necessary to support our business. CMA CGM guarantees the performance of all services and any payment due to us by CMA Ships pursuant to its ship management agreements.

We pay CMA Ships an annual management fee of $123,000 per vessel it manages. A similar annual fee is paid to the other manager of our vessels. Under the ship management agreements, our ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We reimburse the ship managers for the costs they incur on our behalf. Each ship management agreement provides that we have the right to audit the accounts of our ship manager to verify the costs incurred. The ship managers have agreed to maintain our vessels so that they remain in class with valid certification. In addition, they are responsible for our current fleet’s compliance with all government and other regulations, and compliance with class certifications.

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

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Matisse	Bureau Veritas	November 2019
CMA CGM Utrillo	Bureau Veritas	December 2019
Delmas Keta	Bureau Veritas	June 2018
Julie Delmas	Bureau Veritas	November 2022(3)
Marie Delmas	Bureau Veritas	January 2022
CMA CGM La Tour	Bureau Veritas	June 2021
CMA CGM Manet	Bureau Veritas	October 2021
Kumasi	Bureau Veritas	March 2022
CMA CGM Alcazar	Bureau Veritas	February 2022
CMA CGM Château d’If	Bureau Veritas	May 2022
CMA CGM Thalassa (2)	Bureau Veritas	June 2022
CMA CGM Jamaica	DNV-GL	September 2021
CMA CGM Sambhar	Lloyd’s Register	July 2021
CMA CGM America	Lloyd’s Register	September 2021
CMA CGM Berlioz	Bureau Veritas	July 2021
OOCL Tianjin	American Bureau of Shipping	March 2020
OOCL Qingdao	American Bureau of Shipping	April 2019
OOCL Ningbo	American Bureau of Shipping	May 2019

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.
(2)

CMA CGM Thalassa was drydocked in December 2014, principally to modify the bulbous bow to allow for more efficient fuel consumption at slower speeds. In addition, regular drydock work was undertaken, including repainting the underwater parts. The next drydocking is due by June 2022, subject to a satisfactory survey afloat to be performed no later than November 2018.

(3)	Julie Delmas was last drydocked in February 2018,

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

We have registered our vessels in flag states that have ratified Annex VI, which requires that we obtain International Air Pollution Prevention Certificates, or IAPP Certificates from those flag states. As of December 31, 2017, all of our vessels had IAPP Certificates.

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

The SEEMP establishes a mechanism for operators to improve the energy efficiency of ships. Owners are required to prepare and vessels are required to keep on board, a ship specific SEEMP. As at December 31, 2017 all of our vessels had prepared and submitted a SEEMP and had been issued with an International Energy Efficiency Certificate (IEEC).

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

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurances, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value, which we expect to assess at least annually, with certain deductibles per vessel per incident. We also maintain increased value coverage for each of our vessels under which in the event of total loss or constructive total loss of a vessel, we will be entitled to recover amounts otherwise not recoverable under our basic hull and machinery or war policies due to under-insurance. As required by the terms of the secured term loan and the indenture governing the 2022 notes, we have assigned certain of our insurance policies to our lenders under the secured term loan and the holders of the 2022 notes and will be subject to restrictions on our use of any proceeds therefrom.

We do not have loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We evaluate obtaining such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is mutual indemnity insurance provided by mutual protection and indemnity associations, or P&I Associations, which insure third-party and crew liabilities in connection with shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Its coverage, except for pollution, is unlimited; coverage for pollution is capped at $1.0 billion per vessel per incident. As required by the terms of the secured term loan and the indenture governing the 2022 notes, we have assigned certain of our insurance policies to our lenders under the secured term loan and the holders of the 2022 notes and will be subject to restrictions on our use of any proceeds therefrom.

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

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in Item 4.B. “Information on the Company—Business Overview.” The vessels are affected by environmental and other regulations. See Item 4.B “Information on the Company – Environmental and Other Regulations”. Eighteen of the vessels are secured to the 2022 notes and the secured term loan. See item 5.B “Operating and Financial Review - Liquidity and Financial Resources – Indebtedness”. We do not own any real property.

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

At December 31, 2017, we owned 18 vessels with a total capacity of 82,312 TEU with an average age, weighted by TEU capacity, of 13.0 years.

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

•	impairment of our vessels and other non-current assets; and
•	access to, and the pricing and other terms of, our secured term loan and other financing.

All of the vessels are fixed on charters, mainly long term, with an average remaining term of 2.8 years, or 3.1 years on a weighted by capacity basis, taking account of the extension to the charter of GSL Tianjin announced in January 2018. The time charters for five of our 18 containerships can be terminated as early as dates from September 11, 2017 to September 17, 2018. A further four vessels’ charters could terminate in September 2019. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents affect the actual amount of revenues we receive.

CMA CGM is our main customer and the largest holder of our common shares. Charter payments from CMA CGM are our principal source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.

The container shipping industry suffered a cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012; however, the industry remains under pressure due to oversupply of container ship capacity. While charter payments have been received on a timely basis from 2014, we previously experienced, from time to time, delays in receiving charterhire payments from CMA CGM. For example, in the year ended December 31, 2013, between one and three installments were outstanding at any one time, which under the charter contracts are due to be paid on the 1st and 16th of each month, in advance. Charterhire was received on a timely basis in 2017 and, as of December 31, 2017, charterhire was up-to-date. If CMA CGM is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with CMA CGM were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Recent Developments

With effect from January 26, 2018, the new time charter for GSL Tianjin, formerly named OOCL Tianjin, with CMA CGM which commenced October 25, 2017, was extended at a fixed rate of $11,900 for a period of eight to 12 months, at charterer’s option.

In February 2018 we agreed to an extension of our charter with OOCL for the OOCL Qingdao, with effect from March 11, 2018, at a fixed rate of $14,000 per day.  Earliest redelivery is now January 1, 2019, with latest redelivery March 15, 2019, at charterer's option.

On March 1, 2018, we announced an agreement to acquire a 2005-built, 2,800 TEU containership for $11.3 million. Following delivery, which is expected to be during the second quarter of 2018, once the existing charter terminates, the vessel will commence charter employment with CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.

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

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. Four drydockings were completed in 2017 for regulatory reasons, the total cost of which, excluding the effect of the associated 62 days of offhire, was $4.2 million. Six drydockings were completed in 2016 for regulatory reasons, the total cost of which, excluding the effect of the associated 100 days of offhire, was $7.8 million. One such drydocking was completed in 2015, the total cost of which, excluding the effect of nine days offhire, was $1.5 million..

Impairment of Long-lived Assets

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” our long-lived assets are reviewed for impairment, at the individual vessel level, pursuant to paragraph 10 of ASC Topic 360 when events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount. Any impairment charge recorded is equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the present value of future cash flows discounted by an appropriate discount rate. Charter rates in the spot market and asset values saw improvements through 2017.  Whilst market developments are encouraging, taking into account the seasonal as well as cyclical nature of the container shipping industry, we did not consider that the recovery had been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2017.  Accordingly, a non-cash impairment charge of $87.6 million was recorded in the three months ended December 31, 2017.

In October 2017, we agreed a new charter of GSL Tianjin with CMA CGM following the vessel’s redelivery from her previous charterer, OOCL. The new charter to CMA CGM triggered the performance of an impairment test on the vessel. No impairment was identified.

An impairment review was performed as at December 31, 2016, triggered by continuing poor industry conditions, assessed on a seasonally adjusted basis.    An impairment charge of $63.1 million was recorded in the three months ended December 31, 2016.  A further non-cash impairment charge of $29.4 million was recognized in the three months ended September 30, 2016, following our agreement with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi, giving a total charge for impairment in the year ended December 31, 2016 of $92.4 million.

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

•	offhire days, which are based on actual off-hire statistics for our fleet;
•	operating costs, based on current levels escalated over time based on long-term trends;
•	drydocking frequency, duration and cost;
•	estimated useful life, which is assessed as a total of 30 years from first delivery from the shipyard; and
•	expected residual value.

In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied. The impaired value for a given asset is set at a minimum of its estimated scrap value.

These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Should market conditions seen in 2017 continue to improve on a sustainable basis, it may no longer be appropriate to assume a revision to historic mean charter rates after four years.

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

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above, and indicates whether their estimated market values, based on charter attached valuations as at December 31, 2017 prepared by an independent ship broking firm and totaling $458.0 million, are below their carrying values as at December 31, 2017. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. We would not record an impairment for any of the vessels for which the market value based on charter attached valuations is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that show estimated market values below their carrying values exceed such vessels’ carrying values as at December 31, 2017, and accordingly have not recorded any further impairment charge.

As noted above, for impairment testing we assume that charter rates will revert to historic means after four years, where relevant.  Over the last few years, historic mean rates have declined as stronger earlier years are replaced with weaker later years. If time charter rates do not show material and sustained improvement, we expect that our average estimated daily time charter rates used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels. In accordance with our accounting policy, if this occurs and we are required to perform any impairment tests, we may be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Sensitivity analysis as at December 31, 2017 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would trigger an increase in the theoretical impairment charge of approximately $73.5 million. A reduction of 5.0% in the assumed charter rates would trigger an increase in the impairment charge of approximately $33.9 million. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at December 31, 2017. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the purchase price and carrying value of each of our vessels:

Vessel Name	Capacity in TEU	Year Built	Purchase Price(1) (in millions of U.S. dollars)	Carrying Value(2) (in millions of U.S. dollars)
CMA CGM Matisse(G)	2,262	1999	34.0	9.3
CMA CGM Utrillo(G)	2,262	1999	34.0	9.2
Delmas Keta(G)	2,207	2003	38.0	3.8
Julie Delmas(G)	2,207	2002	38.0	4.3
Kumasi(G)	2,207	2002	38.0	8.4
Marie Delmas(G)	2,207	2002	38.0	8.6
CMA CGM La Tour(G)*	2,272	2001	37.0	11.1
CMA CGM Manet(G)*	2,272	2001	37.0	11.7
CMA CGM Alcazar*	5,089	2007	94.0	36.7
CMA CGM Château d’If*	5,089	2007	94.0	64.0
CMA CGM Thalassa*	11,040	2008	154.0	112.8
CMA CGM Jamaica*	4,298	2006	67.0	55.5
CMA CGM Sambhar	4,045	2006	67.0	30.6
CMA CGM America	4,045	2006	67.0	30.0
CMA CGM Berlioz*	6,621	2001	82.0	58.8
OOCL Tianjin*	8,083	2005	55.0	48.6
OOCL Qingdao*	8,083	2004	53.6	46.7
OOCL Ningbo*	8,083	2004	53.6	47.8
Total			$1,081.2	$597.8

(1)

Purchase price consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods, where relevant. Purchase price includes an element allocated to a drydock component

(2)	As at December 31, 2017, including unamortized drydocking costs
(G)	Indicates geared vessel
*

Indicates vessels for which we believe the market value based on charter attached valuations (totaling $458.0 million for all 18 vessels as at December 31, 2017) was lower than the vessel’s carrying value as at December 31, 2017. We believe that the aggregate carrying value of these vessels at December 31, 2017 exceeded their aggregate market value based on charter attached valuations as at December 31, 2017 by approximately $158.2 million.

Share-Based Compensation

We have awarded restricted stock units to certain of our employees. In addition, a portion of the base compensation paid to the directors up to 2013 was in the form of restricted stock units, which vested, based on service conditions only, annually in arrears. For 2016 and 2017, 20% of the base compensation paid to our directors was in the form of stock issued under the 2015 Equity Incentive Plan, with the number of stock units issued based on a value of $4.00 per unit. The accounting fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The effective date is for annual periods beginning after December 15, 2017. The ASU requires us to (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We expect that our time charter arrangements contain a service component, for example the provision of crew, that may fall within the scope of this standard. However, we do not expect the application of this standard to have a material impact on the financial statements, as we understand the proposed amendments to ASC 842 (see below) allowing entities not to separate the non-lease component can also be applied under the lease accounting standard applicable during 2018 (ASC 840).

In February 2016, FASB issued an accounting standards update (ASU 2016-02) in respect of leases (Topic 842). The update makes significant changes to the accounting requirements for lessees, who will be required to recognize right-of-use assets with a corresponding lease liability for all but short-term leases. The standard is to be adopted using a modified retrospective transition. The accounting requirements for lessors remain largely unchanged. The update is effective for annual periods beginning after December 15, 2018 although early application is permitted. The standard requires us to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components (or service components) relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components.

On November 29, 2017, the FASB proposed amendments to ASC 842 to add two practical expedients which would allow entities to elect for a simplified transition approach, and provide lessors with an option to simplify how lease and other related revenues are presented and disclosed. We will adopt ASC 842 with effect from January 1, 2019, and do not anticipate, beyond additional disclosures, any material impact on the financial statements.

We do not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on our consolidated financial statements.

Results of Operations

Year ended December 31, 2017 Compared to Year ended December 31, 2016

	Year ended December 31,
	2017	2016
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$159.0	$166.5
Operating Expenses
Vessel operating expenses	$43.5	$45.7
Depreciation	38.0	42.8
Impairment of vessels	(87.6)	92.4
General and administrative	5.3	6.3
Other operating (income)	(0.1)	(0.2)
Total operating expenses	174.3	187.0
Operating Loss	(15.3)	(20.5)
Non-Operating Income (Expense)
Interest income	$0.5	$0.2
Interest expense	(59.4)	(44.8)
Income taxes	0.0	0.0
Net Loss	$(74.3)	$(65.1)
Earnings allocated to Series B preferred shares	(3.1)	(3.1)
Net Loss available to Common Shareholders	$(77.3)	$(68.2)

Operating Revenues

Operating revenues reflect income under fixed rate time charters in effect and were $159.0 million in the year ended December 31, 2017, down $7.5 million, or 4.5%, from operating revenues of $166.5 million for 2016. The decrease in operating revenues is mainly due to (i) the 12 month extensions of the charters of Julie Delmas and Delmas Keta effective mid-September, 2017, at $7,800 per day compared to $18,465 per day previously, (ii) the new charter of GSL Tianjin to CMA CGM effective late October, 2017 at $13,000 per day compared to $34,500 per day for the expiring charter to OOCL and (iii) a stepdown from the previous charter rate of $18,465 per day for Marie Delmas and Kumasi, effective August 1, 2016, following amendments to these charters, whereby the charter rate reduced to $13,000 per day and further reduced to $9,800 per day from mid-September 2017 as we exercised the first of three options in our favor to extend the charters to end 2018.

There were 6,570 ownership days in 2017 with 102 days offhire, including 62 for regulatory drydockings, giving utilization of 98.4%.  In 2016, there were 6,588 ownership days with 103 days offhire (including 100 days for drydockings), giving an overall utilization of 98.4%.

Operating Expenses

Operating expenses totaled $174.3 million (or 110% of operating revenues) including $87.6 million charge for impairment for the year ended December 31, 2017.  Operating expenses, including $92.4 million charge for impairment, totaled $187.0 million for the year ended December 31, 2016 (or 112% of operating revenues). Excluding impairment, operating expenses for 2017 were $86.7 million for 2017 (or 55% of operating revenue) and for 2016 were $94.6 million (or 57% of operating revenues).

Operating expenses can be analyzed as follows:

•

Vessel operating expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $43.5 million for the year ended December 31, 2017 (or 27% of operating revenues) compared to $45.7 million for the year ended December 31, 2016 (or 27% of operating revenues).  The average cost per ownership day was $6,614, down $322, or 4.6%, from $6,936 for 2016. The reduction is due mainly to lower repair and maintenance costs, partly offset by increased costs for insurance deductibles

•

Depreciation: Depreciation was $38.0 million (or 24% of operating revenues) for the year ended December 31, 2017, down from $42.8 million (or 26% of operating revenues) in 2016 mainly due to the effect of lower book values for a number of vessels following impairment write downs taken in the third and fourth quarters 2016.

•

Impairment of Vessels: Whilst charter rates in the spot market and asset values saw improvements through 2017, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2017 which resulted in a non-cash impairment charge of $87.6 million being recognised in the three months ended December 31, 2017 as the sum of the expected undiscounted future cash flows from five vessels over their estimated remaining useful lives was less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is assessed, on a vessel by vessel basis, as the net present value of estimated future cash flows, discounted by an appropriate discount rate. A non-cash charge for impairment was recorded in the fourth quarter 2016, due to continuing poor industry conditions, of $63.1 million. A further non-cash impairment charge of $29.4 million was recognized in the three months ended September 30, 2016, following our agreement with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi. Accordingly, the total non-cash impairment charge for the year ended December 31, 2016 was $92.4 million (or 56% of operating revenues).

•

General and administrative: General and administrative expenses were $5.3 million (or 3% of operating revenues) in the year ended December 31, 2017, compared to $6.3 million (or 4% of operating revenues) for 2016. The reduction is mainly due to lower staff costs and professional fees.

•

Other operating income: Other operating income represents miscellaneous revenue mainly from carrying passengers and sundry recharges to charterers under our time charters. In the year ended December 31, 2017, other operating income was $0.1 million, down from $0.2 million in 2016.

Operating Loss

As a consequence of all preceding items, operating loss was $15.3 million for the year ended December 31, 2017 compared to an operating loss of $20.5 million for the year ended December 31, 2016.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2017 was $0.5 million compared to $0.2 million in 2016 as average cash balances were higher as were interest rates on deposits.

Interest Expense

Our previous 2019 notes, revolving credit facility and secured term loan were refinanced in October 2017 using the net proceeds from the issuance of $360.0 million principal amount new 9.875% First Priority Senior Secured Notes due 2022, a new $54.8 million secured term loan, and cash on hand.

Interest expense for the year ended December 31, 2017 therefore comprised interest on the previous debt structure up to dates in October and on the new debt structure from dates in October.  Further, interest expense includes the premium paid for the redemption of the 2019 notes and the accelerated write off of unamortized original issue discount thereon and deferred financing charges associated with the previous financing structure.

Interest expense for the year ended December 31, 2017, interest expense was $59.4 million, up $14.6 million on interest expense of $44.8 million for the year ended December 31, 2016. The increase is mainly due to the consequences of the refinancing completed in October 2017 including a premium on the redemption of the 2019 notes of $8.7 million, the write off of the remaining balance of original issue discount on the 2019 notes of $1.3 million and the write off of the remaining balance of deferred financing charges of $4.3 million associated with all debt repaid.  In contrast, interest expense for the year ended December 31, 2016 was reduced by $1.9 million gain on the open market purchases of $18.0 million principal amount of the 2019 notes in November 2016.

Income Taxes

Income taxes for the years ended December 31, 2017 and 2016 were not material as the vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net Loss

For the year ended December 31, 2017, net loss was $74.3 million, after $87.6 million non-cash impairment, compared to a net loss for the year ended December 31, 2016 of $65.1 million, after $92.4 million non-cash impairment charge.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $35.0 million Series B preferred shares issued on August 20, 2014 are presented as a reduction of net (loss), as and when declared by the Board of Directors. These dividends totaled $3.1 million for each of the years ended December 31, 2017 and 2016.

Net Loss Available to Common Shareholders

Net loss available to common shareholders for the year ended December 31, 2017 was $77.3 million, after $87.6 million non-cash impairment, compared to a net loss available to common shareholders, after $92.4 million impairment charge, of $68.2 million for the year ended December 31, 2016.

Year ended December 31, 2016 Compared to Year ended December 31, 2015

	Year ended December 31,
	2016	2015
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$166.5	$164.9
Operating Expenses
Vessel operating expenses	$45.7	$50.1
Depreciation	42.8	44.9
Impairment of vessels	92.4	44.7
General and administrative	6.3	6.5
Other operating (income)	(0.2)	(0.5)
Total operating expenses	187.0	145.7
Operating Loss	(20.5)	19.3
Non-Operating Income (Expense)
Interest income	$0.2	$0.1
Interest expense	(44.8)	(48.2)
Income taxes	0.0	0.0
Net Loss	$(65.1)	$(28.9)
Earnings allocated to Series B preferred shares	(3.1)	(3.1)
Net Loss available to Common Shareholders	$(68.2)	$(31.9)

Operating Revenues

Operating revenues were $166.5 million in the year ended December 31, 2016, up $1.6 million, or 1.0%, from operating revenues of $164.9 million for 2015. The increase in operating revenues is mainly due to the full year effect of two vessels acquired in March and September 2015, each earnings $34,500 per day, offset by reduced revenue following the sale of two vessels in fourth quarter 2015 which had been earning $11,000 and $10,700 per day respectively for their most recent charters in the second half of 2015, with a further reduction in revenue from increased offhire from regulatory drydockings, which was 100 days in the year ended December 31, 2016 compared to nine days in the prior year. There were 6,588 ownership days in the year ended December 31, 2016 with 103 days offhire (including the 100 days for drydockings), giving an overall utilization of 98.4%. In 2015, there were 6,893 ownership days, 16 days offhire (including nine for drydockings) and 13 idle days giving a utilization of 99.6%.

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

Operating expenses can be analyzed as follows:

•

Vessel operating expenses: Vessel operating expenses were $45.7 million for the year ended December 31, 2016 (or 27% of operating revenues) compared to $50.1 million for 2015 (or 30% of operating revenues). The average cost per ownership day was $6,936, down $333, or 4.6%, from $7,269 for 2015. The reduction is primarily attributable to reduced crew costs and insurance costs on renewals, together with the elimination of the relatively high costs related to the operation of the two vessels which were sold in fourth quarter 2015, partly offset by costs incurred in drydockings (six in 2016 compared to one in 2015) that are expensed rather than capitalized.

•

Depreciation: Depreciation was $42.8 million (or 26% of operating revenues) for the year ended December 31, 2016, down from $44.9 million (or 27% of operating revenues) in 2015 mainly due to lower ownership days.

•

Impairment of Vessels: A non-cash charge for impairment was recorded in the fourth quarter 2016, due to continuing poor industry conditions, of $63.1 million, as the sum of the expected undiscounted future cash flows from four vessels over their estimated remaining useful lives is less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is assessed, on a vessel by vessel basis, as the net present value of estimated future cash flows, discounted by an appropriate discount rate. A further non-cash impairment charge of $29.4 million was recognized in the three months ended September 30, 2016, following our agreement with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi. Accordingly, the total non-cash impairment charge for the year ended December 31, 2016 was $92.4 million (or 56% of operating revenues).

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

Interest Expense

Debt at December 31, 2016 comprised amounts outstanding on our 2019 notes, the revolving credit facility, which was drawn March 11, 2015, and the secured term loan, which was drawn September 10, 2015.

Interest expense for the year ended December 31, 2016 was $44.8 million (or 27% of operating revenues), down $3.4 million on interest expense of $48.2 million (or 29% of operating revenues) for the year ended December 31, 2015. The decrease is due to lower interest on the 2019 notes following the repurchase by way of tender of $26.7 million principal amount of the 2019 notes in March 2016, open market purchases of a total of $27.2 million principal amount of the 2019 notes in May, August and November 2016 and the $2.9 million gain realized on these open market purchases, offset by $0.5 million premium paid in relation to the tender offer and accelerated write-off of the portion of deferred financing charges and the original issue discount attributable to 2019 notes which were purchased and retired in the year.

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

Net (Loss) Available to Common Shareholders

Net loss available to common shareholders, after the $92.4 million impairment charge, was $68.2 million for the year ended December 31, 2016 compared to net loss of $31.9 million for 2015, after the $44.7 million impairment charge.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. The average cost of the 16 drydockings completed on vessels in the current fleet between January 2013 and December 2017 was $1.2 million with an average loss of revenue of $0.3 million while the relevant vessel was offhire. Four regulatory drydockings were completed in 2017; six in 2016 and one in 2015. We have included a schedule of the next anticipated drydocking date for each of our vessels in Item 4. “Business—Inspection by Classification Societies.” In future years there will be incremental costs for compliance with ballast water management regulations and most likely with emission control regulations; see Item 4. “Business—Environmental and Other Regulations.”

The main factor affecting operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid in advance, on the 1st and 16th of each month for vessels on charter to CMA CGM and every two weeks based on the start date of the charter in the case of our other charterer. The main additional factors affecting quarter end cash, other than the consequences of any asset sales and purchases and the payments for costs of drydockings, are the timing of the payment of interest on the 2022 notes, which is due to be paid semi-annually on May 15 and November 15 each year, interest payable on the new secured term loan which is due at least quarterly and amortization of both instruments.

We are required to repay $40.0 million for the first three years and $35,000 thereafter, across both the 2022 notes and the new secured term loan. The new secured term loan has minimum fixed amortization whereas, as long as amounts are outstanding under that loan, amortization of the 2022 notes is at the option of the noteholders.  Around the first and second anniversary of the issue of the 2022 notes, we will offer to redeem $20.0 million of the 2022 notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the secured term loan at par. Should the amount outstanding under the loan be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 notes at 102%. Around the third anniversary of the issue of the 2022 notes, we will mandatorily redeem $40. 0 million of the 2022 notes at a purchase price of 102%, less any amount remaining under the secured term loan. Around the fourth anniversary of the issue of the 2022 notes, we will mandatorily redeem $35.0 million of the 2022 notes at a purchase price of 102%.  The minimum repayments of the secured term loan are four instalments of $10.0 million semi-annually commencing April 30, 2018, and two subsequent instalments of $7.4 million; the final maturity date of the loan is no later than October 31, 2020.

Prior to the issuance of the 2022 notes and the consequent redemption of the 2019 notes, we were obliged to make an Excess Cash Flow offer on the 2019 notes, within 120 days of the year end and in an amount up to a maximum of $20 million per annum. In April 2017, we completed the Excess Cash Flow offer for 2016, purchasing $19.5 million principal amount of 2019 notes at a price of 102% together with accrued but unpaid interest for a total amount of $20.0 million.   In March 2016, we completed the Excess Cash Flow offer for 2015 cashflow which was combined with a Collateral Sale Offer, on the same terms, relating to net proceeds received from the sale of two vessels late 2015.  We purchased $26.7 million principal amount of 2019 notes at a price of 102% together with accrued but unpaid interest for a total amount of $28.4 million.  The Excess Cash Flow offer early in 2015, for 2014 cashflow, to purchase up to $20.0 million aggregate amount of our 2019 notes resulted in $350,000 principal amount of 2019 notes being tendered and accepted.

Assuming LIBOR to be 0.5%, quarterly interest on the unamortized amount of $54.8 million for the secured term loan would amount to approximately $0.5 million.

The previous secured term loan, repaid in full in October 2017, was repayable in 20 equal quarterly installments of $1.75 million, commencing three months after drawdown on September 15, 2015. The agreement also required an additional amount of $1.4 million to be repaid in eight equal quarterly installments of $0.175 million beginning on the same day as the 20 equal quarterly installments, to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of its then charter. In November 2016, we entered into an amendment to the secured term loan whereby we agreed to increase by $1.0 million the five quarterly installments commencing December 2016, in exchange for a revision to the definition of shareholders equity, in the context of the minimum shareholders equity covenant, to eliminate from that definition any charge for impairment after July 1, 2016.

Both the 2022 notes and the new secured term loan require us to have $20.0 million minimum liquidity at each quarter end.

The credit agreement governing the secured term loan provides for mandatory prepayment of a certain portion of the term loan if, on any testing date, our debt service coverage ratio in respect of the preceding six months is less than 1:1 for any such measurement period up to, and including, the measurement period ending on December 31, 2019, and 0.8:1.0 thereafter for so long as the amount of principal outstanding under the term loan is greater than $15.0 million. Debt service coverage will be tested on June 30 and December 31 of each year, commencing June 30, 2018, until the balance is $15.0 million or less. If we have drawn amounts under the term loan in excess of $15.0 million and on any testing date our debt service coverage ratio in respect of the preceding six months is less than the applicable debt service coverage ratio, we will be obliged to prepay the portion of the term loan drawn in excess of $15.0 million.

In addition, we intend to declare and make quarterly dividend payments amounting to approximately $0.8 million per quarter on our Series B preferred shares on a perpetual basis. Finally, we may declare and pay dividends on our common shares.

Other than costs for drydocking and compliance with environmental regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2017, we had $73.3 million in cash and cash equivalents. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling, Euros and HK dollars. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

The table below shows our consolidated cash flows for each of the three years ended December 31, 2017.

	Year ended December 31,
	2017	2016	2015
	(in millions of U.S. dollars)
Cash Flows from Operating Activities
Net loss	$(74.3)	$(65.1)	$(28.9)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities
Depreciation	38.0	42.8	44.9
Vessel impairment	87.6	92.4	44.7
Gain on sale of vessels	—	—	(0.1)
Amortization of deferred financing costs	7.8	3.6	3.4
Amortization of original issue discount	2.5	1.7	1.2
Gain on repurchase of 2019 notes	—	(2.9)	—
Change in fair value of derivative instruments	—	—	—
Amortization of intangible liability	(1.8)	(2.1)	(2.1)
Share based compensation	0.3	0.3	0.1
Movement in working capital	(2.3)	0.4	(0.8)
Net Cash Provided by Operating Activities	57.8	71.2	62.3
Cash Flows from Investing Activities
Cash paid for vessels	—	—	(108.2)
Cash paid for vessels improvements	(0.3)	—	—
Proceeds from sale of vessels	—	(0.3)	9.5
Cash paid for drydockings	(4.6)	(6.7)	(2.6)
Net Cash Used in Investing Activities	(4.9)	(6.9)	(101.2)
Cash Flows from Financing Activities
Proceeds from the issuance of 2022 notes	356.4	—	—
Deferred financing costs incurred	(12.7)	—	(1.0)
Net proceeds from issuance of Series B preferred shares	—	—	—
Repurchase of 2019 notes	(365.8)	(51.0)	(0.4)
Proceeds from drawdown of credit facilities	54.8		75.0
Repayment of credit facilities	(63.6)	(9.5)	(1.9)
Class A common dividends paid	—	—	(9.5)
Series B preferred shares – dividends paid	(3.1)	(3.1)	(3.1)
Net Cash (Used in) Provided by Financing Activities	(33.9)	(63.6)	59.2
Net Increase in Cash and Cash Equivalents	19.0	0.7	20.3
Cash and Cash Equivalents at Start of Year	54.2	53.6	33.3
Cash and Cash Equivalents at End of Year	$73.3	$54.2	$53.6

Year ended December 31, 2017 Compared to Year ended December 31, 2016

Net cash provided by operating activities was $57.8 million for the year ended December 31, 2017 reflecting mainly net loss of $74.3 million, adjusted for depreciation of $38.0 million, impairment of $87.6 million, amortization of deferred financing costs and original issue discount of $10.3 million, including $5.8 million accelerated write-off resulting from refinancing completed in October 2017, share-based compensation of $0.3 million, less movements in working capital of $2.3 million and amortization of intangible liabilities of $1.8 million.

Net cash provided by operating activities for the year ended December 31, 2017 at $57.8 million was $13.4 million lower than in 2016 (before impairment charges) mainly due to the reduction in operating revenues of $7.5 million from lower charter rates on some vessels and costs associated with the refinancing, including $8.7 million premium paid on the redemption of the 2019 notes in October 2017.

Net cash used in investing activities for the year ended December 31, 2017 was $4.9 million, including $4.6 million for drydockings. In 2016, net cash used in investing activities was $6.9 million including $6.7 million for drydocking costs.

Net cash used in financing activities for the year ended December 31, 2017 was $33.9 million, including $356.4 million net proceeds from the issuance of the 2022 notes and $54.8 million proceeds from the new secured term loan less $365.8 million for the repurchase of the 2019 notes including premium, $63.6 million repayment of the previous revolving credit facility and secured term loan, $12.7 million deferred financing costs incurred and $3.1 million dividend paid on the Series B preferred shares. For 2016, net cash used in financing activities was $63.6 million and included $51.0 million repurchase of 2019 notes, $9.5 million repayment of the secured term loan and $3.1 million dividend paid on the Series B preferred shares.

Overall, there was a net increase in cash and cash equivalents of $19.0 million in the year ended December 31, 2017, resulting in closing cash of $73.3 million compared to closing cash of $54.2 million at December 31, 2016.

Year ended December 31, 2016 Compared to Year ended December 31, 2015

Net cash provided by operating activities was $71.2 million for the year ended December 31, 2016 reflecting mainly net loss of $65.1 million, adjusted for depreciation of $42.8 million, vessel impairment of $92.4 million, amortization of deferred financing costs and original issue discount of $5.3 million, share-based compensation of $0.3 million, and movements in working capital of $0.4 million less gain on repurchase of 2019 notes of $2.9 million and amortization of intangible liabilities of $2.1 million.

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

Net cash used in financing activities for the year ended December 31, 2016 at $63.6 million included $51.0 million repurchase of 2019 notes, $9.5 million repayment of the secured term loan and $3.1 million dividend paid on the Series B preferred shares. For 2015, $59.2 million net cash was provided by financing activities, mainly being $75.0 million proceeds from the drawdown of our revolving credit facility and our secured term loan less $0.4 million repurchase of 2019 notes, $1.9 million repayment of the secured term loan, $1.0 million deferred financing costs incurred, $3.1 million dividend paid on the Series B preferred shares and $9.5 million dividends paid on Class A common shares.

Overall, there was a net increase in cash and cash equivalents of $0.7 million in the year ended December 31, 2016, resulting in closing cash of $54.2 million compared to closing cash of $53.6 million at December 31, 2015.

Indebtedness

The 2022 Notes and the Indenture

On October 31, 2017, we completed a private placement of $360.0 million aggregate principal amount of 9.875% first priority secured notes due 2022. Concurrently, we also entered into a $54.8 million super senior secured term loan credit facility.

The 2022 notes were issued under an indenture, among us, the guarantors party thereto and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent. The description of the indenture and the 2022 notes contained in this annual report is qualified in its entirety by reference to the full text of the indenture and the form of the 2022 notes, which are filed herewith as exhibits to this annual report.

Interest and Maturity

The 2022 notes bear interest at 9.875% per annum and mature on November 15, 2022. Interest is payable semi-annually in arrears on each May 15 and November 15, commencing on May 15, 2018, to holders of record at the close of business on May 1 or November 1, as the case may be, immediately preceding each such interest payment date.

Security

The 2022 notes are secured by first priority ship mortgages on 18 vessels owned by certain subsidiary guarantors (the “Mortgaged Vessels”) and certain other associated property, contract rights and bank accounts, as well as share pledges over the subsidiary guarantors that own the Mortgaged Vessels (collectively, the “Initial Collateral”). In the future, vessels and certain other associated property and contract rights may be pledged in addition to or in substitution for Initial Collateral. As used herein, “Collateral” refers to the Initial Collateral and any such additional or substitute collateral.

The Collateral also secures on a first priority basis up to $54.8 million in principal of indebtedness, plus interest and costs payable, under the secured term loan, which is described below.

Guarantees

The 2022 notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by Global Ship Lease Services Limited (“GSLS Limited”) and each of our 18 subsidiaries that own Mortgaged Vessels.

Optional Redemption

We may redeem the 2022 notes in whole or in part, at our option, at any time before November 15, 2019, at a redemption price equal to 100% of the principal amount plus a make-whole premium as provided in the indenture. We may redeem the 2022 notes in whole or in part, at our option, at any time on or after November 15, 2019, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2022 notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of holders of 2022 notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2019	104.938%
2020	102.469%
2021	100.000%

Additional Amounts and Redemption for Changes in Withholding Taxes

Except as required by law, we will make payments on the 2022 notes free of withholding or deduction for taxes. If withholding or deduction is required, we will, subject to certain customary exceptions, be required to pay additional amounts so that the net amounts holders of the 2022 notes receive will equal the amount holders of the 2022 notes would have received if withholding or deduction had not been imposed. If, as a result of a change in law, we are required to pay such additional amounts, we may redeem the 2022 notes in whole but not in part, at any time at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon the occurrence of certain change of control events, holders of the 2022 notes will have the right to require us to repurchase some or all of their 2022 notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Proceeds of Certain Asset Sales and Total Loss Events

We will be obligated in certain instances to make offers to purchase outstanding 2022 notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of a Total Loss Event with respect to Collateral. The purchase price of the 2022 notes will be 102% (in the case of an Asset Sale (as defined in the indenture)) or 100% (in the case of a Total Loss Event (as defined in the indenture)) of their principal amount plus accrued and unpaid interest, if any.

Annual Mandatory Offer and Amortization

We will be required to repay, redeem or repurchase an aggregate amount of the 2022 notes and secured term loan equal to $40.0 million per year in 2018, 2019 and 2020 and $35.0 million per year thereafter, subject to certain conditions, including an obligation to make an annual offer to repurchase a certain principal amount of 2022 notes so long as the secured term loan is outstanding. Any repurchase or redemption of 2022 notes in compliance with this requirement will be at a price of 102% of their principal amount plus accrued and unpaid interest, if any.

Certain Covenants

We are required to ensure that, as of each quarter date, we maintain an amount of unrestricted cash and cash equivalents equal to at least $20 million on a consolidated basis.

The indenture contains covenants that, among other things, limit the ability of us and our subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;
•	pay dividends on, redeem or repurchase their capital stock, provide financial support or make restricted transfers of assets to non-guarantor subsidiaries;
•	create certain liens;
•	transfer or sell certain assets;
•	enter into certain transactions other than arm’s length transactions; and
•	merge, consolidate or sell all or substantially all of their properties and assets.
•	These covenants are subject to important exceptions and qualifications, which are provided in the indenture.

Governing Law

The indenture and the 2022 notes are governed by New York law.

Secured Term Loan

In connection with the private placement of the 2022 notes, we, as initial borrower, and GSLS Limited together with each of our 18 subsidiaries that own Mortgaged Vessels, as initial guarantors, entered into a new credit agreement, dated October 25, 2017, together with security and other agreements, with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank Europe plc, UK Branch, as facility agent, and Citibank, N.A., London Branch, as security agent, which provides for a $54.8 million super senior secured term loan facility. The description of the secured term loan contained in this annual report does not purport to be complete and is qualified in its entirety by reference to the full text of the secured term loan, which is filed as an exhibit to this annual report.

General

The secured term loan is in the amount of $54.8 million. The secured term loan was fully drawn at the Issue Date of the 2022 notes. We are not entitled to re-borrow any part of the secured term loan which is repaid.

Interest Rate, Fees and Maturity

Borrowings under the secured term loan bear interest at LIBOR plus a margin of 3.25% per annum, payable semi-annually in arrears or (if an interest payment period is shorter than 6 months) at the end of each interest payment period. We also will pay certain other customary fees.

The final maturity date of the secured term loan will be October 31, 2020.

Amortization

Borrowings under the secured term loan are amortized semi-annually at a rate of $20.0 million for each of the first and second years and $14.8 million in the third year. There will be additional amortization should the annual mandatory tender offer to redeem 2022 notes not be accepted in full or in part.

Mandatory Prepayments

The secured term loan requires us to prepay the respective part of the outstanding loan amount, subject to certain exceptions, with the net cash proceeds of certain sales or other dispositions of Collateral or upon the occurrence of an event of loss with respect to Collateral and upon a change of control or in the event of illegality.

The secured term loan also provides for mandatory prepayment of a certain portion of the secured term loan if, on any testing date, our debt service coverage ratio in respect of the preceding six months is less than 1:1 for any such measurement period up to, and including, the measurement period ending on December 31, 2019, and 0.8:1.0 thereafter for so long as the amount of principal outstanding under the secured term loan is greater than $15.0 million. Debt service coverage is tested on the initial drawdown date and on December 31 and June 30 of each year until the balance is $15.0 million or less. If we have drawn amounts under the secured term loan in excess of $15.0 million and on any testing date our debt service coverage ratio in respect of the preceding six months is less than the applicable debt service coverage ratio, we will be obliged to prepay the portion of the secured term loan drawn in excess of $15.0 million.

Voluntary Prepayments

We are able to voluntarily prepay outstanding portions of the loan under the secured term loan at any time, subject to certain notice requirements.

Guarantees and Security

Guarantees are jointly and severally provided by us and the same subsidiaries guaranteeing the 2022 notes. In addition, any subsidiaries who become additional guarantors under the secured term loan will provide a guarantee on the same basis. Our obligations under the secured term loan are secured by first-priority security interests (subject to certain permitted liens) over the Collateral that will rank equal with the security interest of the 2022 notes, subject to the right of the finance parties under the secured term loan to receive the net proceeds of any foreclosure on the Collateral before the holders of the 2022 notes.

Certain Covenants and Events of Default

We are required to maintain minimum cash and cash equivalents in an amount of $20.0 million, to be tested quarterly as provided in the credit agreement governing the secured term loan.

In addition, the secured term loan contains negative covenants that, among other things and subject to certain significant exceptions, limit our ability and the ability of our subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;
•	pay dividends on, redeem or repurchase their capital stock, provide financial support or make restricted transfers of assets to non-guarantor subsidiaries;
•	create certain liens;
•	transfer or sell certain assets;
•	enter into certain transactions other than arm’s length transactions; and
•	merge, consolidate or sell all or substantially all of their properties and assets.

The credit agreement governing the secured term loan also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the secured term loan will be entitled to take various actions, including the acceleration of amounts due under the secured term loan and actions customarily permitted to be taken by a secured creditor. Amendments and waivers of the covenants described above or any other provisions which affect solely the secured term loan require the consent of lenders holding all or the majority of the commitments and loans under the secured term loan.

Governing Law

The secured term loan will be governed by English law.

Intercreditor Agreement

In connection with the issuance of the Notes and the execution of the Indenture and the Term Loan, we and the guarantors entered into an intercreditor agreement with the security agent and the other parties thereto, that governs, among other things, the relationships and relative priorities among the lenders under the secured term loan and the holders of 2022 notes. The intercreditor agreement is filed as an exhibit to this annual report.

The 2019 Notes and the Indenture

The 2019 notes were issued under an indenture, dated as of March 19, 2014, among the Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent. The following description of the indenture, as amended or supplemented, and the form of note is qualified by reference to the indenture, the supplemental indentures and the form of note, copies of which are filed as exhibits to this annual report. They were fully redeemed on October 31, 2017 as part of our refinancing.

Interest and Maturity

The 2019 notes carried interest at 10.000% per annum and matured on April 1, 2019. Interest was payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2014, to holders of record at the close of business on March 15 or September 15, as the case may be, immediately preceding each such interest payment date.

Security

The 2019 notes were secured by first priority ship mortgages on 16 vessels owned by certain subsidiaries (the “Mortgaged Vessels”) including OOCL Qingdao and certain other associated property, contract rights and bank accounts, as well as share pledges over the subsidiaries that own the Mortgaged Vessels. In addition, the 2019 notes were guaranteed by all of the vessel owning subsidiaries.

The Collateral also secured on a first priority basis up to $40.0 million of indebtedness which may be incurred under the previous revolving credit facility, which is described below.

Guarantees

The 2019 notes were fully and unconditionally guaranteed, jointly and severally, on a senior basis, by Global Ship Lease Services Limited (“GSLS Limited”) and all of our restricted subsidiaries.

Optional Redemption

We could have redeemed the 2019 notes in whole or in part, at our option, at any time on or after April 1, 2016, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2019 notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of 2019 notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2016	105.000%
2017	102.500%
2018	100.000%

Proceeds of Asset Sales and Events of Loss

We were obligated in certain instances to make offers to purchase outstanding 2019 notes with the net proceeds of certain sales, such as those of Ville d’Aquarius and Ville d’Orion in the year ended December 31, 2015, or other dispositions of assets or upon the occurrence of an event of loss with respect to Collateral. The purchase price of the 2019 notes was to be 102% of their principal amount plus accrued and unpaid interest, if any. The Collateral Sale Offer of approximately $8.4 million with respect to the sale of Ville d’Aquarius and Ville d’Orion was completed in March 2016.

Excess Cash Flow

If we had at least $1.0 million of Excess Cash Flow (as defined in the indenture governing the 2019 notes) for each fiscal year, commencing in respect of the year ended December 31, 2014, we were required to make an offer to repurchase a maximum principal amount of 2019 notes per annum equal to the lesser of (a) the Excess Cash Flow for such fiscal year and (b) $20.0 million, at a price equal to 102% of the aggregate principal amount of 2019 notes repurchased plus accrued and unpaid interest, if any, on the 2019 notes. For each of the years 2014, 2015 and 2016, the Excess Cash Flow Offer amounted to $20.0 million. The Excess Cash Flow Offer of $20.0 million for 2016 was oversubscribed, was allocated pro rata to 2019 notes validly tendered and was completed in April 2017.  The Excess Cash Flow offer for 2015 (which was combined with the Collateral Sale Offer noted above) was completed in March 2016 and was oversubscribed, being allocated pro rata to 2019 notes validly tendered, whereas only $350,000 of the Excess Cash Flow Offer of $20.0 million for 2014 was accepted in April 2015.

Certain Covenants

The indenture governing the 2019 notes contained covenants that, among other things, limited our ability and the ability of our restricted subsidiaries to:

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

Previous Revolving Credit Facility

In connection with the private placement of 2019 notes, we and GSLS Limited, as initial borrowers, and together with each of our 17 subsidiaries that owned Mortgaged Vessels, as initial guarantors, entered into a credit agreement dated as of March 19, 2014, with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank International plc, as facility agent and Deutsche Bank Trust Company Americas, as security agent, together with security and other agreements, which provided for our revolving credit facility. The following description of the revolving credit facility is qualified by reference to the credit agreement, dated as of March 19, 2014. The revolving credit facility was fully repaid and cancelled in October 2017 as part of the refinancing.

General

The revolving credit facility provided for aggregate commitments of $40.0 million, which would have been reduced to $25.0 million if on any testing date, our debt service coverage ratio in respect of the preceding six months is less than 1.0:1.0. Debt service coverage was to be tested on December 31, 2016, June 30, 2017 and December 31, 2017. Subject to customary conditions precedent, certain of our subsidiaries may borrow under the revolving credit facility to finance (or refinance) the acquisition of vessels and may also borrow amounts not to exceed, at any time, $5.0 million for general corporate purposes. To the extent that borrowings under the revolving credit facility were applied towards all or part of the acquisition cost (or the refinancing thereof) of a vessel, we would have been required to pledge, on a first-priority basis, such vessel, together with certain other associated property, contract rights and bank accounts, and the capital stock of the applicable vessel-owning subsidiary, as additional Collateral securing the obligations under the revolving credit facility and the 2019 notes and the vessel owning company would become a joint and several guarantor under the 2019 notes and the revolving credit facility. The revolving credit facility was fully drawn to finance the purchase of OOCL Qingdao on March 11, 2015. Further, $0.8 million was repaid in January 2016 out of the net sale proceeds of Ville d’Aquarius and Ville d’Orion.

Interest Rate, Fees and Maturity

Borrowings under the revolving credit facility carried interest at LIBOR plus a margin of 3.25% per annum, payable at least quarterly in arrears or at the end of certain other interest payment periods.

In addition to paying interest on outstanding principal under the revolving credit facility, we were required to pay a quarterly commitment fee of 1.30% per annum to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. We also paid certain other customary fees.

The final maturity date of the revolving credit facility was October 1, 2018.

Mandatory Prepayments

The revolving credit facility required us to prepay outstanding loans, subject to certain exceptions, with the net cash proceeds of certain sales or other dispositions of Collateral, such as the sales of Ville d’Aquarius and Ville d’Orion, or upon the occurrence of an event of loss with respect to Collateral and upon a change of control. Further, if in respect of a measurement period ending on any of December 31, 2016, June 30, 2017 or

December 31, 2017, the debt service coverage ratio (essentially the ratio of EBITDA to net interest) was less than 1.0:1.0, then the availability under the facility would have been reduced to $25.0 million and any drawings in excess of this would have had to have been prepaid.

Voluntary Prepayments

We were able to voluntarily prepay outstanding loans under the revolving credit facility at any time, subject to certain notice requirements and without penalty other than break costs.

Guarantees and Security

Guarantees were jointly and severally provided by us and the same subsidiaries guaranteeing the 2019 notes. Our obligations under the revolving credit facility were secured by first-priority security interests (subject to certain permitted liens) over the Collateral that ranked equal with the security interest of the notes, subject to the right of the finance parties under the revolving credit facility to receive the net proceeds of any foreclosure on the Collateral before the holders of the notes.

Certain Covenants and Events of Default

We were required to maintain minimum cash and cash equivalents in an amount of $15.0 million as at June 30 and December 31 in each year up to and including 2015 and $20.0 million on the same test dates thereafter.

In addition, the revolving credit facility contained negative covenants that, among other things and subject to certain significant exceptions, limited our ability and the ability of our restricted subsidiaries to:

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

The credit agreement governing our revolving credit facility also contained certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurred, the lenders under the revolving credit facility would have been entitled to take various actions, including the acceleration of amounts due under the revolving credit facility and actions customarily permitted to be taken by a secured creditor. Amendments and waivers of the covenants described above or any other provisions which affected solely the revolving credit facility required the consent of lenders holding all or the majority of the commitments and loans under the revolving credit facility.

Previous Secured Term Loan

On July 29, 2015, we entered into a $35.0 million secured term loan with DVB Bank SE (the “secured term loan”). The entire amount was drawn on September 10, 2015. The borrower was Global Ship Lease 20 Limited (the “borrower”), our subsidiary and owner of the OOCL Tianjin, which vessel was secured to the facility (the “secured vessel”). The secured term loan was guaranteed by Global Ship Lease, Inc. The secured term loan was amended on November 30, 2016. The following description of the secured term loan is qualified by reference to the $35 million facility agreement and the amendment, copies of which are filed as an exhibit to this annual report. The loan was fully repaid and cancelled in October 2017 as part of our refinancing.

General

The secured term loan provided for aggregate commitments not exceeding the lower of $35.0 million and 65% of the charter attached fair market value of the secured vessel at the time of drawdown. Subject to customary conditions precedent, drawing was permitted no later than September 30, 2015, to refinance the vessel or for general corporate purposes, including the purchase of additional vessels by the Global Ship Lease group.

Interest Rate, Fees and Maturity

Borrowings under the secured term loan carried interest at USD LIBOR plus a margin of 2.75% per annum up to November 30, 2018 and 3.25% thereafter, payable at least quarterly in arrears or at the end of certain other interest periods.

There was no commitment fee, although we paid certain other customary fees, including an initial arrangement fee of 1.25%.

The final maturity date of the secured term loan was September 10, 2020, which was five years after drawdown.

Repayments

The secured term loan was repayable in 20 equal quarterly installments, commencing three months after drawdown. An additional $1.4 million was to be repaid over eight equal quarterly installments, on the same dates as the first eight regular repayments, to provide a reserve for potential enhancement expenditure on the secured vessel, such as modifications to the bow or propeller. These additional installments reduced the debt balance and could be redrawn to fund the enhancement work, or, if no such work is required, redrawn or utilized to permanently reduce the quarterly installments for the remainder of the term of the loan. The amendment agreed on November 30, 2016 provided for accelerated amortization totaling $5.0 million to be paid in equal instalments of $1.0 million over five quarters, commencing in the fourth quarter of 2016. Repayments from March 2018 were to be reduced pro rata for the accelerated amortization.

Mandatory Prepayments

The secured term loan required early repayment, inter alia, (i) on November 30, 2018, if the 2019 notes were not refinanced by that date or (ii) if the secured vessel ceased to be employed on a charter and remained without employment for a period in excess of 90 days. The secured term loan also had to be repaid if the vessel was sold or became a total loss.

Voluntary Prepayments

We were able to voluntarily prepay the outstanding amount under the secured term loan at any time, subject to certain notice requirements, without penalty other than break costs if such voluntary prepayment is other than at a roll or maturity date.

Guarantees and Security

A guarantee was provided by us. The obligations under the secured term loan were secured by first-priority security interests (subject to certain permitted liens) over the secured vessel and related contracts.

Certain Covenants and Events of Default

We were required to maintain (i) minimum cash and cash equivalents in an amount of $15.0 million as at June 30 and December 31 in each year up to and including 2015 and $20.0 million on the same test dates thereafter and (ii) minimum shareholders’ equity of $200.0 million. The definition of shareholders’ equity was amended on November 30, 2016 to exclude the effect of any impairment charges after July 1, 2016. Further, the facility agent was entitled to test a security cover covenant twice a year on the dates that we submitted the unaudited financial statements for the first and third quarters. The security cover was calculated as the percentage of charter attached fair market value of the secured vessel to loan outstanding and was to be less than 133% in the 12 months to July 29, 2016, less than 148% between July 30, 2016 and July 29, 2017 and less than 166% thereafter. Should we not have been in compliance with the security cover covenant, the facility agent could require us to prepay the shortfall. Alternately, we could have provided additional security so as to become compliant. Should any prepayments have been made to cure a security covenant shortfall, subsequent regular amortization instalments were to be reduced.

The secured term loan also contained certain customary representations and warranties, affirmative covenants and events of default. If an event of default occured, the lenders under the secured term loan were entitled to take various actions, including the acceleration of amounts due under the facility and actions customarily permitted to be taken by a secured creditor. Amendments and waivers of the covenants described above or any other provisions which affected the secured term loan required the consent of lenders holding all or the majority of the commitments and loans under the facility.

Leverage

As at December 31, 2017, we had $360.0 million of secured indebtedness under the 2022 notes and $54.8 outstanding under the secured term loan.

Our liquidity requirements are significant, primarily due to drydocking costs and debt service requirements. Based on $360.0 million principal amount of the 2022 notes and their fixed interest rate of 9.875%, our cash interest expense on the 2022 notes in a year is $35.6 million.  Assuming a LIBOR of 0.5%, the annual interest cost associated with the $54.8 million outstanding on secured term loan as at December 31, 2017 would be $2.1 million.  We are also required to pay $40.0 million of amortization, across both the 2022 notes and the secured term loan, in each of 2018, 2019 and 2020.  Thereafter, the amortization requirement falls to $35 million. Finally, the dividend on the $35.0 million Series B preferred shares amounts to $3.1 million each year.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, drydocking costs, interest and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions and the provisions of the indenture governing the 2022 notes and of the agreement governing the secured term loan, seek to repurchase debt securities that we have issued or repay loans that we have borrowed, including the 2022 notes and borrowings under our secured term loan, in privately-negotiated or open market transactions, by tender offer or otherwise.

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs including amortization and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf (up to a cap pursuant to the global expense agreement for certain vessels managed by CMA Ships). Charterhire is payable by our charterers 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business—We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under the 2022 notes and our secured term loan, amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B preferred shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of each of the 16 drydockings completed on vessels in the current fleet between January 2013 and December 2017 was $1.2 million, with an average loss of revenue of $0.3 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled Item 4.B. “Information on the Company—Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include a requirement to pay $40.0 million of amortization, across both the 2022 notes and the secured term loan, in each of 2018, 2019 and 2020.  Thereafter, the amortization requirement falls to $35 million.  Finally, the dividend on the $35.0 million Series B preferred shares amounts to $3.1 million each year.  In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the 2022 notes.

C. Research and Development

None.

D. Trend Information

The container shipping industry is cyclical, with the demand for container shipping services and therefore the demand for container ships driven by global trade. Between 1997 and 2007, containerized trade exhibited compound annual growth of approximately 10%, with a period of super-cyclical growth from 2002 to mid-2008 fueled partly by significant increases in exports from China. The global financial crisis, from late 2008, contributed to a contraction of demand for the first time in the history of containerization, with 2009 volumes falling by 9%. In 2010, demand rebounded, with volume growth of almost 13%. During 2011, macroeconomic sentiment softened and containerized trade growth slowed to approximately 7.0%. From 2012 through 2016, containerized trade grew, year-on-year, by between 2.1% and 5.4%. In 2017, containerized trade is estimated to have grown approximately 5.4%. In contrast, cellular containership capacity grew annually by between 1.2% and 8.1% in the years 2012 through 2016, and is estimated to have grown by 3.8% in 2017.

The period of super-cyclical growth, combined with operators seeking economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December 2008, the orderbook was estimated to represent over 60% of existing global capacity measured in TEU. Since then, however, the industry has been recalibrating to a lower demand growth paradigm. By the end of 2017, the orderbook-to-fleet ratio was less than 13%. Furthermore, almost 430,000 TEU were scrapped in 2017: down on the record levels of 2016 (over 650,000 TEU), but still material.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand. From 2008 through 2017, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $43 million, with prices ranging between $33 million (2017) and $67 million (2008). During the same period, secondhand values for a 10-year old vessel of similar size averaged $19 million and ranged between $5 million (2016) and $50 million (2008). Meantime, spot market charter rates for such tonnage averaged about $10,650 per day and ranged between $5,150 (2016) and $33,000 (2007/8). In January 2018, prevailing spot market charter rates were around $9,300 per day, with newbuilding prices at approximately $35 million and second hand values at about $11 million.

Liner companies’ results are also highly sensitive to the dynamics of supply and demand. Results were adversely affected in 2009, recovered significantly in 2010 and declined again in 2011. Commencing March 2012, operators successfully implemented a series of General Rate Increases (“GRI”s) in a number of trades in order to improve financial performance. GRI initiatives have continued to be implemented to positive, but generally short-lived, effect. Freight rates have remained volatile on most tradelanes but liner results for 2017 are generally expected to be up on 2016.

2017 saw continued consolidation in the liner sector. Among others, mergers and acquisitions were announced between COSCO and OOCL, and between Maersk and Hamburg-Süd. NYK, MOL and K-Line announced the formation of “ONE”, while will bring together their respective liner divisions. Furthermore, three liner mega-alliances were launched: 2M+HMM (Maersk, MSC and HMM), Ocean Alliance (CMA CGM, COSCO Shipping, Evergreen and OOCL), and The Alliance (Hapag-Lloyd & UASC, NYK, MOL, K-Line and Yang-Ming).

Early 2018, has seen industry dynamics materially improved on a year earlier: idle containership capacity had fallen below 2% by year-end 2017, down from nearly 7% at year-end-2016. Indices for spot market charter rates and second hand containership values rose approximately 40% between the fourth quarter of 2016 and the fourth quarter of 2017, and have continued on an upward trajectory. Although downside risks remain, cargo volumes are growing, and the global macroeconomic backdrop and market sentiment are generally positive. Although still in its infancy, a fundamentals-based recovery appears to be in progress.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as at December 31, 2017. These amounts do not include dividends on the Series B preferred shares which amount to $3.1 million annually. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long-term debt obligations, excluding interest(1)	$40.0	$80.0	$294.8	$—	$414.8
Interest on long-term debt(2)	37.3	68.4	50.2	—	155.8
Ship management agreements(3)	0.4	—	—	—	0.4
Total	$77.6	$148.4	$345.0	$—	$571.0

(1)	Consists of total outstanding as at December 31, 2017 of $360.0 million aggregate principal amount of the 2022 notes and $54.8 million under our secured term loan.
(2)

Represents aggregate interest payments on the  2022 notes at 9.875% and secured term loan at LIBOR at 0.5% plus margin of 3.25%, and assuming accelerated amortization of the secured term loan.  Annual redemption of the 2022 notes and accelerated amortization of the secured term loan as of November 30 in each year as relevant.

(3)

Reflects the management fee payable for two-month notice period required in connection with the termination of the 13 ship management contracts in place with CMA Ships as at December 31, 2017 based on the annual management fee of $123,000 per vessel and the three-month notice period required in connection with the five ship management contracts with our other ship manager, based on the annual management fee of $123,000. These obligations do not include any amount for the reimbursement of daily operating costs incurred by the ship managers on our behalf. After the year end, the management of six vessels was transferred from CMA Ships to our other ship manager, with a minimum term of one year.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2017 are listed below:

Name	Age	Position
Michael S. Gross	56	Chairman of the Board
Howard Boyd	73	Director
Angus R. Frew	59	Director
Guy Morel	68	Director
Alain Wils	74	Director
John J. van de Merwe	65	Director
Philippe Lemonnier	57	Director
Ian J. Webber	60	Chief Executive Officer
Thomas A. Lister	48	Chief Financial and Chief Commercial Officer
Vivek Puri	60	Chief Technical Officer

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

Philippe Lemonnier. Mr. Lemonnier was appointed a director in September 2017.  He currently serves as CMA CGM's Vice President of Finance Transformation, Corporate Control and Transversal Projects, having joined the company in 2005. He has more than 30 years of experience in finance and accounting, and has served in senior leadership roles across multiple industries, including as the Chief Financial Officer of two French telecommunications companies.

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

B. Compensation

Employment Agreements and Executive Compensation

Global Ship Lease Services Limited (“GSLS”), our wholly-owned subsidiary, has entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and GSLS, Mr. Webber serves as our Chief Executive Officer. Pursuant to his employment agreement, Mr. Webber receives an annual salary and is eligible to receive an annual cash bonus payment up to an annual maximum of 60% of his salary at the discretion of GSLS.

The agreement is terminable by Mr. Webber if he provides not less than six months advance written notice to GSLS, or by GSLS if it provides not less than 12 months advance written notice to him (subject to exceptions in the case of summary termination). GSLS has the right to terminate Mr. Webber at any time and in its absolute discretion by paying Mr. Webber a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Webber terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), he will be entitled to receive payment in lieu of salary and contractual benefits for the 12 month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during his employment or for a period of one year thereafter, Mr. Webber will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

GSLS has entered into an employment agreement with Mr. Lister and, pursuant to the inter-company agreement, Mr. Lister served as our Chief Commercial Officer through March 31, 2017 and has served as our Chief Financial and Chief Commercial Officer from April 1, 2017. Pursuant to his employment agreement, Mr. Lister receives an annual salary and is eligible to receive an annual cash bonus payment up to an annual maximum of 40% of his salary at the discretion of GSLS.

The agreement is terminable by Mr. Lister if he provided not less than six months advance written notice to GSLS, or by GSLS if it provided not less than nine months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, GSLS will have the right to terminate Mr. Lister at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Lister terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), he will be entitled to receive payment in lieu of salary and contractual benefits for the nine-month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during his employment or for a period of three months thereafter, Mr. Lister will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

GSLS has entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri serves as our Chief Technical Officer. Pursuant to his employment agreement, Mr. Puri receives an annual salary and is eligible to receive an annual cash bonus payment up to an annual maximum of 40% of his salary at the discretion of GSLS.

The agreement is terminable by Mr. Puri if he provides not less than three months advance written notice to GSLS, or by GSLS if it provides not less than six months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, GSLS will have the right to terminate Mr. Puri at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice. If Mr. Puri terminates his employment agreement for “good reason” following a “change of control” (each as defined in the employment agreement), he will be entitled to receive payment in lieu of salary and contractual benefits for the six-month notice period, together with any accrued but unpaid bonus.

The agreement also provides that, during his employment or for a period of 12 months thereafter, Mr. Puri will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Susan Cook was our Chief Financial Officer until March 31, 2017, when she stepped down from that role.  She has continued to be employed by GSLS, in a part-time advisory capacity.

Aggregate compensation, comprising base salary and annual bonus for 2016, paid to Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri during2017 was £1,055,370.

Compensation of Directors

The Chairman of our board of directors receives an annual fee of $157,500. Our other directors receive an annual fee of $105,000. For 2017, 20% of the annual fee was settled by the issuance of shares under the 2015 Equity Incentive Plan, with the determination of the number of shares issued based on a notional per share value of $4.00 rather than market prices. A total of 34,125 shares were issued in respect of directors fees for 2017. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

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

A total of 34,125 shares were issued under the 2015 Plan as part of our directors’ compensation for 2017.

In January 2018, Mr. Webber was granted 70,056 restricted shares, Mr. Lister 46,784 restricted shares, Mr. Puri 36,790 restricted shares. Further awards totaling 46,370 were made to two other employees.  Half of these awards, totaling 100,000 restricted shares, are expected to vest when the individual leaves employment provided that this is after March 31, 2018 and is not as a result of termination for cause. The other half is expected to vest after March 31, 2018 but only after our stock price has been at least $3.00 for 20 consecutive trading days, provided that this is before December 31, 2020.

In March 2018, Mr. Webber was granted 70,686 restricted shares, Mr. Lister 51,810 restricted shares, Mr. Puri 37,124 restricted shares. Further awards totaling 40,380 were made to two other employees.  Half of these awards, totaling 100,000 restricted shares, are expected to vest when the individual leaves employment provided that this is after March 31, 2019 and is not as a result of termination for cause. The other half is expected to vest after March 31, 2019 but only after our stock price has been at least $3.00 for 20 consecutive trading days, provided that this is before December 31, 2021.

In March 2016, Mr. Webber was granted 76,300 restricted shares, Ms. Cook 43,426 restricted shares, Mr. Lister 46,044 restricted shares and Mr. Puri 34,230 restricted shares. Half of these awards, totaling 100,000 restricted shares, are expected to vest when the individual leaves employment provided that this is after December 31, 2016 and is not as a result of termination for cause. The other half is expected to vest after December 31, 2016 but only after the company’s stock price has been at least $5.00 for 20 consecutive trading days, provided that this is before December 31, 2019. During 2016, a total of 34,125 shares were issued under the 2015 Plan as part of our directors’ compensation. No other awards have been granted under the 2015 Plan and none may be granted after the tenth anniversary of the date of shareholder approval.

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

The current term of office of the Term I class of directors consisting of Mr. Morel, Mr. van de Merwe and Mr. Lemonnier expires at the annual meeting of shareholders to be held in 2018.

The current term of office of the Term II class of directors, consisting of Mr. Boyd and Mr. Frew, expires at the annual meeting of shareholders to be held in 2019.

The current term of office of the Term III class of directors, consisting of Mr. Gross and Mr. Wils, expires at the annual meeting of shareholders to be held in 2020.

None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon the termination of their employment.

For information about the period during which each director and executive officer has served in such position at our company, see Item 6.A “Directors, Senior Management and Employees – Directors and Senior Management.”

Director Independence

Our board of directors has determined that all directors other than Mr. Lemonnier are “independent directors” as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE rules. Mr, Lemonnier, a senior executive of CMA CGM, our largest shareholder, was appointed to as a Director in September 2017, following CMA CGM’s nomination.

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

D. Employees

At each of December 31, 2017, 2016 and 2015, we had nine employees.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

See “Item 6.B. Compensation – 2015 Equity Incentive Plan” for information regarding our equity incentive plan.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of February 28, 2018 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;
•	each of our officers and directors; and
•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our common shares shown as beneficially owned, subject to applicable community property laws. As of February 28, 2018, an aggregate of 55,015,690 Class A and Class B common shares were issued and outstanding.

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

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership of Class A and Class B common shares	Approximate Percentage of Outstanding Common Shares
Michael S. Gross(2)(3)	10,752,754	19.54%
Howard Boyd(3)	70,362	0.13%
Angus R. Frew(3)	70,362	0.13%
Philippe Lemonnier(3)	___0	___0.0%
Guy Morel(3)	70,362	0.13%
Alain Wils(3)	10,500	0.02%
John J. van de Merwe(3)	11,500	0.02%
Ian J. Webber(4)	204,800	0.37%
Thomas Lister(5)	103,600	0.19%
Vivek Puri(6)	49,400	0.09%
All directors and executive officers as a group (10 individuals)	11,343,640	20.62%
CMA CGM S.A.(7)	24,412,700	44.37%

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom.
(2)

Mr. Gross owns and controls Marathon Founders, LLC, which is the record holder of 6,217,712 Class A and Class B common shares. As a result, Mr. Gross may be deemed to beneficially own the shares held by Marathon Founders, LLC. The business address of Mr. Gross is c/o Marathon Founders, LLC, 500 Park Avenue, New York, New York 10022.

(3)	Each of these individuals is a director.

(4)

Mr. Webber serves as our Chief Executive Officer. At February 28, 2018, Mr. Webber held 256,356 restricted stock units scheduled to vest after April 29, 2018, some of which are contingent on stock price performance, that are not included in the table above. In March 2018, Mr. Webber was granted 70,686 restricted stock units scheduled to vest after April 29, 2018, some of which are contingent on stock price performance, that are not included in the table above.

(5)

Mr. Lister served as our Chief Commercial Officer through March 31, 2017 and has served as our Chief Financial and Chief Commercial Officer since April 1, 2017. At February 28, 2018, Mr. Lister held 160,828 restricted stock units scheduled to vest after April 29, 2018, some of which are contingent on stock price performance, that are not included in the table above. In March 2018,  Mr. Lister was granted 51,810 restricted stock units scheduled to vest after April 29, 2018, some of which are contingent on stock price performance, that are not included in the table above.

(6)

Mr. Puri serves as our Chief Technical Officer. At February 28, 2018, Mr. Puri held 125,020 restricted stock units scheduled to vest after April 29, 2018, some of which are contingent on stock price performance, that are not included in the table above. In March 2018, Mr. Puri was granted 37,124 restricted stock units scheduled to vest after April 29, 2018, some of which are contingent on stock price performance, that are not included in the table above. (7)The business address of CMA CGM S.A. is 4, quai d’Arenc, 13235 Marseille Cedex 02, France.

As of February 28, 2018, we had 17 shareholders of record, six of which were located in the United States and held an aggregate of 31,247,504 of our Class A and Class B common shares, representing 56.8% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,818,607 of our Class A common shares as of February 28, 2018. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

In addition to the 47,609,734 Class A common shares outstanding at December 31, 2017, there were 7,405,956 subordinated Class B common shares held by Marathon’s initial shareholders and CMA CGM. During the subordination period, no dividends can be paid on the Class B common shares unless dividends at the rate of $0.23 per share have been paid on all Class A common shares for all quarters. In general, during the subordination period, we can pay quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

The declaration and payment of any dividend is subject at all times to the discretion of our board of directors which reviews our dividend policy quarterly, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and financial performance including cash flow, restrictions under our secured term loan and the indenture that governs our 2022 notes, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

There were 1,400,000 depositary shares outstanding at December 31, 2017, each of which represents 1/100th of one share of our Series B preferred shares. Dividends on the Series B preferred shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B preferred shares of the Company, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B preferred shares, subject to certain exceptions. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” Dividends have been declared as scheduled with respect to our Series B preferred shares.

Our ability to pay dividends may be subject to constraints under our secured term loan or the indenture governing our 2022 notes and limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. See Item 3.D. “Key Information—Risk Factors” for a discussion of the risks associated with our ability to pay dividends.

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

The following sets out the high and low closing sales price of our Class A common shares and our depositary shares, each of which represents a 1/100th interest in a share of our Series B preferred shares as reported on the NYSE for the periods shown:

	Class A Common Share		Depositary Share, representing 1/100th interest in Series B Preferred Share
Year Ended	High	Low	High	Low
December 31, 2012	$3.90	$1.60	—	—
December 31, 2013	$6.34	$4.61	—	—
December 31, 2014 (Series B preferred from August 20, 2014)	$5.85	$3.12	$24.70	$18.19
December 31, 2015	$6.29	$2.50	$23.94	$11.51
December 31, 2016	$2.50	$1.07	$21.28	$8.00
December 31, 2017	$1.94	$1.07	$24.60	$19.01

Quarter Ended	High	Low	High	Low
March 31, 2016	$2.60	$1.07	$14.60	$8.00
June 30, 2016	$2.30	$1.10	$16.50	$12.75
September 30, 2016	$1.89	$1.32	$20.98	$13.24
December 31, 2016	$2.50	$1.19	$21.28	$18.69
March 31, 2017	$1.70	$1.32	$21.09	$19.01
June 30, 2017	$1.46	$1.17	$23.34	$20.30
September 30, 2017	$1.57	$1.07	$23.74	$20.15
December 31, 2017	$1.94	$1.11	$24.60	$22.08

Month Ended	High	Low	High	Low
September 30, 2017	$1.57	$1.10	$23.74	$21.96
October 31, 2017	$1.59	$1.31	$23.01	$22.08
November 30, 2017	$1.94	$1.17	$23.10	$22.30
December 31, 2017	$1.22	$1.11	$24.60	$22.67
January 31, 2018	$1.37	$1.16	$25.36	$23.64
February 28, 2018	$1.24	$1.13	$24.74	$24.00

Item 10.	Additional Information

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

C. Material Contracts

Reference is made to Item 4.B. “Information on the Company—Business Overview” for a description of the time charters, the ship management agreements and the global expense agreement, which is incorporated herein by reference. Reference is made to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity, working capital and dividends—Indebtedness” for a description of the agreement governing our secured term loan and the indenture governing our 2022 notes, which is incorporated herein by reference. Reference is made to Item 6.B. “Directors, Senior Management and Employees—Compensation” for a description of employment agreements, which is incorporated herein by reference. Reference is made to Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” for a description of the registration rights agreement, which is incorporated herein by reference.

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

This section is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change or differing interpretation, possibly on a retroactive basis. Changes in these authorities may cause the tax consequences of Class A common share ownership to vary substantially from the consequences described below.

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

The net basis tax and branch profits tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or were we to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gains from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business, or effectively connected income. Any effectively connected income would be subject to U.S. federal corporate income tax (with the highest statutory rate being 21% from January 1, 2018, previously 35%). In addition, an additional 30% branch profits tax would be imposed on us at such time as our after-tax effectively connected income is viewed as having been repatriated to our offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income.

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

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2009 through 2017 under the Publicly Traded Test, and expect to so qualify for 2018. However, it is possible that our ownership may change such that qualified shareholders will not own, in the aggregate, a sufficient amount of our stock for more than half the days during the taxable year to preclude the non-qualifying 5% Shareholders from owning 50% or more of the total value of our stock held by the 5% Shareholders group, causing the 5% Override Rule to apply. If the 5% Override Rule applies, we would fail the Publicly Traded Test, and may fail to qualify for the Section 883 exemption.

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

If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax with the highest statutory rate being 21% from January 1, 2018, previously 35%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations.

Tax Consequences of Holding Class A Common Shares

U.S. holders

For purposes of this discussion, a U.S. holder is a beneficial owner of our Class A common shares that owns (actually or constructively) less than 10% of our equity and that is:

•	an individual who is a citizen or resident of the United States (as determined for U.S. federal income tax purposes);
•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

Taxation of distributions paid on Class A common shares

When we make a distribution with respect to our Class A common shares, subject to the discussions of the passive foreign investment company, or PFIC rules below, a U.S. holder will be required to include in gross income as foreign source dividend income the amount of the distribution to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in the Class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Class A common shares.

Subject to the discussions of the PFIC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates of up to 21% (35% prior to January 1, 2018) and generally will not qualify for a dividends-received deduction available for dividends received from U.S. corporations. In the case of certain non-corporate U.S. holders, dividends that we pay generally will be treated as “qualified dividend income” subject to tax at preferential rates, provided that the Class A common shares are listed on an established securities market in the United States (such as the NYSE), the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a U.S. holder’s tax basis (or fair market value).If we pay an “extraordinary dividend” on our Class A common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Taxation of the disposition of Class A common shares

Subject to the discussions of the PFIC rules below, upon the sale, exchange or other disposition of Class A common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in our Class A common shares. The U.S. holder’s initial tax basis in its Class A common shares generally will be the U.S. holder’s purchase price for the Class A common shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital, as discussed above under ‘Taxation of distributions paid on Class A common shares.’

Subject to the discussions of the PFIC rules below, capital gain from the sale, exchange or other disposition of Class A common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gain recognized by a U.S. holder on a sale, exchange or other disposition of Class A common shares generally will be treated as U.S. source income. A loss recognized by a U.S. holder on the sale, exchange or other disposition of Class A common shares generally will be allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Class A common shares may be subject to limitations, and U.S. holders may want to consult their own tax advisors regarding their ability to deduct any such capital loss in light of their particular circumstances.

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

A non-U.S. holder will generally not be subject to U.S. federal income tax on dividends paid in respect of the Class A common shares or on gains recognized in connection with the sale or other disposition of the Class A common shares, provided, in each case, that such dividends or gains are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business. . However, even if not engaged in a U.S. trader or business, individual non-U.S. holders may be subject to tax on gain resulting from the disposition of our Class A common shares if they are present in the U.S. for 183 days or more during the taxable year in which those Class A common shares are disposed and meet certain other requirements.

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

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid on Class A common shares, and on the proceeds from the sale, exchange or disposition of Class A common shares. In addition, a holder may be subject to back-up withholding (currently at 24%) on dividends paid on Class A common shares, and on the proceeds from the sale, exchange or other disposition of Class A common shares, unless the holder provides certain identifying information, such as a duly executed IRS Form W-9, W-8BEN or

W-8BEN-E, or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our secured term loan. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in Item 5.F. “Operating and Financial Review and Prospects—Contractual Obligations.”

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

Based on maximum borrowings of $54.8 million under the secured term loan and ignoring amortization thereon and cash on deposit, a hypothetical 1% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $0.6 million.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2017.

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

During the year ended December 31, 2017, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2017 and 2016 was PricewaterhouseCoopers Audit, France, an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

The fees for services rendered by the auditors in 2017 and 2016 were as follows:

	2017	2016
Audit Fees	$328,700	$318,050
Audit-Related Fees	100,000	—
Tax Fees	47,500	52,700
All Other Fees	—	—

	$476,200	$370,750

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

Tax Fees

Tax fees for 2017 and 2016 are primarily for tax compliance and consultation services.

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

Exhibit Number	Description

4.2

First Amendment to Registration Rights Agreement, dated as of February 11, 2013, among Global Ship Lease, Inc. (formerly GSL Holdings, Inc.) and CMA CGM S.A. (incorporated by reference to Exhibit I of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on February 28, 2013).

4.3

Indenture, dated as of October 31, 2017, among Global Ship Lease, Inc., the guarantors party thereto and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 3, 2017).

4.4	Form of Notes (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 3, 2017).

4.5

Facility Agreement, dated October 25, 2017, among Global Ship Lease, Inc., as borrower, the guarantors party thereto, Citibank, N.A., London Branch, as arranger, bookrunner and security agent, and Citibank Europe plc, UK Branch, as facility agent. (incorporated by reference to Exhibit 99.3 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 3, 2017).

4.6

Intercreditor Agreement, dated as of October 31, 2017,, among Global Ship Lease, Inc., the guarantors party thereto, Citibank, N.A., London Branch, as Notes trustee, Citibank Europe plc, UK Branch, as term agent, and the other parties from time to time party thereto (incorporated by reference to Exhibit 99.4 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 3, 2017).

4.7

Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.8

Form of Guarantee made by CMA CGM S.A. for Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.9

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

4.13

Form of Global Expense Agreement between CMA Ship Management and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.14

Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.15	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008)

4.16	Global Ship Lease, Inc. 2015 Equity Incentive Plan (incorporated by reference to Appendix A to Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on July 31, 2015).

Exhibit Number	Description

4.17

Form of Employment Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.18

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

101.1*

The following financial information from Global Ship Lease, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL includes: (i) Consolidated Balance Sheets at December 31, 2017 and 2016, (ii) Consolidated Statements of Income for the years ended December 31, 2017, 2016 and 2015, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015, (iv) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2017, 2016 and 2015, and (v) the Notes to the Consolidated Financial Statements.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Date: March 29, 2018

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

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Ship Lease, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Ship Lease, Inc. and its subsidiaries (collectively referred to as the “Company”) at December 31, 2017 and December 31, 2016, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its  operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 2 (b) to the consolidated financial statements, the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

Marseille, France

March 29, 2018

PricewaterhouseCoopers Audit

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

We have served as the Company’s auditor since 2007.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	$73,266	$54,243
Accounts receivable	72	29
Due from related party (note 9)	1,932	906
Prepaid expenses	918	1,146
Other receivables	458	52
Inventory	742	553
Total current assets	77,388	56,929

Vessels in operation (note 4)	597,779	719,110
Other fixed assets	10	7
Intangible assets (note 5)	7	16
Other long term assets (note 7)	—	195
Total non-current assets	597,796	719,328
Total Assets	$675,184	$776,257
Liabilities and Stockholders’ Equity

Liabilities
Current portion of long-term debt (note 7)	$40,000	$31,026
Intangible liability – charter agreements (note 6)	1,771	1,807
Deferred revenue	2,178	1,940
Accounts payable	1,486	963
Due to related party (note 9)	2,813	1,315
Accrued expenses	8,788	11,664
Total current liabilities	57,036	48,715

Long-term debt (note 7)	358,515	388,847
Intangible liability – charter agreements (note 6)	8,011	9,782
Deferred tax liability	17	20
Total long-term liabilities	366,543	398,649
Total Liabilities	$423,579	$447,364

Commitments and contingencies (note 10)	—	—

Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,609,734 shares issued and outstanding (2016 – 47,575,609) (note 11)	$476	$476
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2016 – 7,405,956) (note 11)	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2016 – 14,000) (note 11)	—	—
Additional paid in capital	386,748	386,708
Accumulated deficit	(135,693)	(58,365)
Total Stockholders’ Equity	251,605	328,893
Total Liabilities and Stockholders’ Equity	$675,184	$776,257

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Operating Revenues
Time charter revenue	$35,044	$37,567	$31,568
Time charter revenue – related party (note 9)	123,944	128,956	133,351
	$158,988	$166,523	$164,919
Operating Expenses
Vessel operating expenses	41,858	44,096	48,238
Vessel operating expenses – related party (note 9)	1,599	1,599	1,866
Depreciation	37,981	42,805	44,859
Impairment of vessels (note 4)	87,624	92,422	44,700
General and administrative	5,301	6,297	6,478
Other operating income (note 8)	(51)	(216)	(475)
Total operating expenses	174,312	187,003	145,666

Operating (Loss) Income	(15,324)	(20,480)	19,253

Non Operating Income (Expense)
Interest income	489	198	62
Interest expense	(59,391)	(44,767)	(48,152)

Loss before Income Taxes	(74,226)	(65,049)	(28,837)

Income taxes	(40)	(46)	(38)
Net Loss	$(74,266)	$(65,095)	$(28,875)

Earnings allocated to Series B Preferred Shares (note 11)	(3,062)	(3,062)	(3,062)
Net Loss available to Common Shareholders	$(77,328)	$(68,157)	$(31,937)

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSU’s without service conditions) (note 14)	47,975,889	47,854,351	47,785,388
Diluted (note 14)	47,975,889	47,854,351	47,785,388

Net loss per Class A common share
Basic (including RSU’s without service conditions) (note 14)	$(1.61)	$(1.42)	$(0.67)
Diluted (note 14)	$(1.61)	$(1.42)	$(0.67)
Weighted average number of Class B common shares outstanding
Basic and diluted (note 14)	7,405,956	7,405,956	7,405,956

Net (loss) income per Class B common share
Basic and diluted (note 14)	$ nil	$ nil	$ nil

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Cash Flows from Operating Activities
Net loss	$(74,266)	$(65,095)	$(28,875)

Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities
Depreciation	37,981	42,805	44,859
Vessel impairment (note 4)	87,624	92,422	44,700
Gain on sale of vessels (note 4)	—	—	(93)
Gain on repurchase of secured notes (note 7)	—	(2,865)	—
Amortization of deferred financing costs (note 7)	7,772	3,622	3,374
Amortization of original issue discount (note 7)	2,523	1,651	1,178
Amortization of intangible liability	(1,807)	(2,104)	(2,119)
Share based compensation (note 12)	272	283	75
(Increase) decrease in accounts receivable and other assets	(441)	219	334
(Increase) decrease in inventory	(188)	57	(160)
(Decrease) increase in accounts payable and other liabilities	(3,030)	(1,751)	794
Increase (decrease) in related party balances	1,138	738	(2,050)
Increase in unearned revenue	238	1,144	334
Unrealized foreign exchange loss (gain)	2	26	(14)
Net Cash Provided by Operating Activities	57,818	71,152	62,337

Cash Flows from Investing Activities
Cash paid for vessels (note 4)	—	—	(108,187)
Net proceeds from sale of vessels (note 4)	—	(254)	9,513
Cash paid for vessel improvements	(255)	—	—
Cash paid for other assets	(8)	(6)	(3)
Cash paid for drydockings	(4,632)	(6,681)	(2,548)
Net Cash Used in Investing Activities	(4,895)	(6,941)	(101,225)
Proceeds from issuance of secured notes (note 7)
Cash Flows from Financing Activities
Proceeds from issuance of secured notes (note 7)	356,400	—	—
Repurchase of secured notes (note 7)	(365,788)	(50,997)	(350)
Proceeds from drawdown of credit facilities (note 7)	54,800	—	75,000
Repayment of credit facilities (note 7)	(63,575)	(9,500)	(1,925)
Deferred financing costs incurred (note 7)	(12,675)	—	(971)
Class A common shares – dividends paid (note 11)	—	—	(9,508)
Series B Preferred Shares – dividends paid (note 11)	(3,062)	(3,062)	(3,062)
Net Cash (Used in) Provided by Financing Activities	(33,900)	(63,559)	59,184
Net Increase in Cash and Cash Equivalents	19,023	652	20,296

Cash and Cash Equivalents at Start of Year	54,243	53,591	33,295
Cash and Cash Equivalents at End of Year	$73,266	$54,243	$53,591

Supplemental Information

Total interest paid	$43,152	$43,134	$43,103

Total income tax paid	$46	$50	$69

See accompanying notes to consolidated financial statements

Global Ship Lease, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings / (Accumulated Deficit)	Stockholders’ Equity
Balance at December 31, 2014	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

Restricted Stock Units (note 12)	—	—	—	—	75	—	75
Net loss for the year	—	—	—	—	—	(28,875)	(28,875)
Dividends on Class A common shares (note 11)	—	—	—	—	—	(9,508)	(9,508)
Series B Preferred Shares dividend (note 11)	—	—	—	—	—	(3,062)	(3,062)
Balance at December 31, 2015	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766

Restricted Stock Units (note 12)	—	—	—	—	283	—	283
Class A common shares issued (notes 11, 12)	34,125	—	1	—	—	—	1
Net loss for the year	—	—	—	—	—	(65,095)	(65,095)
Series B Preferred Shares dividend (note 11)	—	—	—	—	—	(3,062)	(3,062)
Balance at December 31, 2016	54,981,565	14,000	$550	$—	$386,708	$(58,365)	$328,893

Restricted Stock Units (note 12)	—	—	—	—	40	—	40
Class A common shares issued (notes 11, 12)	34,125	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	(74,266)	(74,266)
Series B Preferred Shares dividend (note 11)	—	—	—	—	—	(3,062)	(3,062)
Balance at December 31, 2017	55,015,690	14,000	$550	$—	$386,748	$(135,693)	$251,605

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

The Global Ship Lease group owns and charters out containerships. As of December 31, 2017, the group owned 18 vessels; 16 were time chartered to CMA CGM and two to Orient Overseas Container Lines (“OOCL”), with remaining charter periods ranging from 0.7 to 8 years.

The following table provides information about the 18 vessels owned as at December 31, 2017:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	2.0	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	1.9	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	0.7	$7.800
Julie Delmas	2,207	2002	December 2007	CMA CGM	0.7	$7.800
Kumasi (3)	2,207	2002	December 2007	CMA CGM	3.0	$9.800
Marie Delmas (3)	2,207	2002	December 2007	CMA CGM	3.0	$9.800
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	2.0	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	1.9	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	3.0	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	3.0	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	8.0	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	5.0	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	5.0	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	5.0	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	3.7	$34.000
GSL Tianjin (4)	8,063	2005	October 2014	CMA CGM	0.9	$13.000
OOCL Qingdao	8,063	2004	March 2015	OOCL	1.1	$34.500
OOCL Ningbo	8,063	2004	September 2015	OOCL	0.8	$34.500

(1)	Twenty-foot Equivalent Units
(2)

As at December 31, 2017 to mid-point of re-delivery period, updated for subsequent charter extensions. Plus or minus 90 days, other than (i) Julie Delmas and Delmas Keta which are plus or minus 45 days, (ii) Kumasi and Marie Delmas see footnote 3 below, (iii) GSL Tianjin which is now between September 26, 2018 and January 26, 2019 see footnote 4 below, (iv) OOCL Qingdao which is now between January 1, 2019 and March 15, 2019 see footnote 5 below and (v) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.

(3)

The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day.  The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.

(4)

A new time charter for GSL Tianjin, formerly named OOCL Tianjin, with CMA CGM commenced October 25, 2017, immediately upon re-delivery from its previous charter to OOCL, at a fixed rate of $13,000 per day for a period of three to eight months at the charterer’s option. The charter was extended with effect from January 26, 2018 at a fixed rate of $11,900 per day for a period of eight to 12 months, at charterer’s option. The new period is reflected in the table.

(5)

In February 2018, the charter for OOCL Qingdao was extended with effect from March 11, 2018 at a fixed rate of $14,000 per day. Redelivery is now between January 1, 2019 and  March 15, 2019, at the charterer’s option

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

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $ nil as of December 31, 2017 (2016: $ nil).

3.	Significant Accounting Policies (continued)
(e)	Vessels

Vessels acquired up to the date of the merger described in note 1, were initially recorded at their acquisition cost, less an amount allocated to drydock component, less accumulated depreciation. From the date of the merger, these vessels have been recorded at their fair value at the date of the merger, less a proportion of the negative goodwillarising at the time of the merger allocated to these vessels, less subsequent accumulated depreciation and impairment loss, if any.

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2017, 2016 or 2015. Other borrowing costs are expensed as incurred.

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

(g)	Intangible liabilities – charter agreements

In connection with the merger (see note 1), the Company recognised an intangible liability using the market approach whereby the Company's actual charter rates were compared to market rates at the merger date. These intangible liabilities, recognizing the below market rates as at the date of merger, are amortized, giving rise to an increase of time charter revenue, over the remaining term of the relevant charters.

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

3.	Significant Accounting Policies (continued)

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

(i)	Deferred financing costs

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

(j)	Preferred shares

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

(k)	Classification of long term debt

Long term debt is classified within current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3.	Significant Accounting Policies (continued)
(l)	Other comprehensive income (loss)

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

(m)	Revenue recognition and related operating expense

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

(n)	Foreign currency transactions

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

(o)	Repairs and maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(p)	Insurance

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

(q)	Share based compensation

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

(r)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are flagged in Bahamas, Cyprus, Hong Kong and Panama and are liable for tax based on the tonnage of the vessel. The cost, which is included within operating expenses, amounted to $72, $93 and $124 for the years ended December 31, 2017, 2016 and 2015, respectively. The Cyprus and Hong Kong subsidiaries are liable for income tax on any interest income earned from non-shipping activity.

3.	Significant Accounting Policies (continued)

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 19% (2016: 20%, 2015: 20%). This subsidiary earns management and other fees from fellow group companies.

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recorded assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2017 a deferred tax liability of $17 (2016: $20) was recognized relating to stock based compensation costs charged to the Consolidated Statements of Income in respect of unvested shares and timing differences between the carrying amounts of assets for financial reporting purposes and their tax bases.

The Company recognizes uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the position.

(s)	Inventories

Inventories consist of bunkers and lubricants on board certain of the vessels. Inventories are stated at the lower of cost or market value as determined using the first-in, first-out method.

(t)	Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the Consolidated Balance Sheets in the line item “Dividends payable”.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

(u)	Earnings per share

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

(v)	Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606)”, which supercedes nearly all existing revenue recognition guidance under U.S. GAAP. The effective date is for annual periods beginning after December 15, 2017. The ASU requires the Company to (i) identify the contracts(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company expects that its time charter arrangements contain a service component, for example the provision of crew, that may fall within the scope of this standard. However, the Company does not expect the application of this standard to have a material impact on the financial statements, as it understands the proposed amendments to ASC 842 (see below) allowing entities not to separate the non-lease component can also be applied under the lease accounting standard applicable during 2018 (ASC 840).

In February 2016, FASB issued an accounting standards update (ASC 2016-02) in respect of leases (Topic 842). The update makes significant changes to the accounting requirements for lessees, who will be required to recognize right-of-use assets with a corresponding lease liability for all but short-term leases. The standard is to be adopted using a modified retrospective transition. The accounting requirements for lessors remain largely unchanged. The update is effective for annual periods beginning after December 15, 2018 although early application is permitted. The standard requires the Company to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components (or service components) relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components.

On November 29, 2017, the FASB proposed amendments to ASC 842 to add two practical expedients which would allow entities to elect for a simplified transition approach, and provide lessors with an option to simplify how lease and other related revenues are presented and disclosed. The Company will adopt ASC 842 with effect from January 1, 2019, and does not anticipate, beyond additional disclosures, any material impact on the financial statements.

3.	Significant Accounting Policies (continued)

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements, would have a material impact on its consolidated financial statements.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2017	December 31, 2016
Cost	$1,003,440	$1,095,275
Accumulated Depreciation	(318,037)	(283,743)
Vessel impairment during period	(87,624)	(92,422)
Net book value	$597,779	$719,110

Whilst charter rates in the spot market and asset values saw improvements through 2017, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery is not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2017; which resulted in an impairment charge on five vessels, totalling $87,624, being recognised in the three months ended December 31, 2017.

In October 2017, a new charter of GSL Tianjin was agreed with CMA CGM for a period of three to eight months (at the charterer’s option) at a fixed rate of $13,000 per day, commencing October 25, 2017, immediately upon re-delivery from its previous charter to OOCL. The new charter triggered the performance of an impairment test on the vessel. No impairment was identified.

An impairment test was performed on all vessels as at December 31, 2016 (see note 3), which resulted in an impairment charge on four vessels, totalling $63,065, being recognised in the three months ended December 31, 2016.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

Impairment tests were performed on two of the group’s vessels as at July 31, 2016, following amendments to the terms of their charters (see note 3), which resulted in an impairment charge of $29,357 being recognised in the three months ended September 30, 2016.

Ville d’Aquarius and Ville d’Orion were redelivered at the end of their charters during the fourth quarter of 2015 and the sales of the vessels were agreed and completed in November 2016 and December 2015, respectively. These vessels were impaired as at September 30, 2015 by $22,203 and $22,497 respectively to their fair value less estimated costs to sell. Following completion of the sales, a gain on sale was recognised in the amount of $93, measured against the revised carrying value, and this is presented in Other Operating Income in the Consolidated Statements of Income.

Variations in net book value of vessels, including drydocking, are presented below:

	December 31, 2017	December 31, 2016
Opening balance	$719,110	$846,939
Additions in the period	4,260	7,370
Depreciation expense	(37,967)	(42,777)
Vessel impairment	(87,624)	(92,422)
Closing balance	$597,779	$719,110

As of December 31, 2017, all of the 18 vessels were pledged as collateral under the 2022 Notes and the Secured Term Loan (see note 7).

5.	Intangible Assets

	December 31, 2017	December 31, 2016
Software development:
Opening balance	$16	$39
Depreciation	(9)	(23)
Closing balance	$7	$16

6.	Intangible Liability – Charter Agreements

	December 31, 2017	December 31, 2016
Opening balance	$11,589	$13,693
Amortization in period	(1,807)	(2,104)
Closing balance	$9,782	$11,589

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long Term Debt

	December 31, 2017	December 31, 2016
2019 Notes	$—	$420,000
2022 Notes	360,000	—
Less repurchase of Notes (note 7(a))	—	(54,212)
Less original issue discount	(3,600)	(6,300)
Amortization of original issue discount	133	3,910
2022 Notes / 2019 Notes (note 7(d) and (a))	356,533	363,398
Revolving Credit Facility (note 7(b))	—	39,200
Secured Term Loan (note 7(c))	—	24,375
Super Senior Term Loan (note 7(e))	54,800	—
Less: Deferred financing costs (note 7(e))	(12,818)	(7,100)
Balance	398,515	419,873
Less: Current portion of 2019 Notes (note 7(a))	—	(19,501)
Less: Current portion of Secured Term Loan (note 7(c))	—	(11,525)
Less: Current portion of Super Senior Term Loan (note 7(e))	(40,000)	—
Non-current portion of Long-Term Debt	$358,515	$388,847

a)	10.0% First Priority Secured Notes Due 2019

In March 2014 the Company issued $ 420,000 of 10.0% First Priority Secured Notes with a final maturity on April 1, 2019. The outstanding 2019 Notes were fully repaid and terminated on November 22, 2017 using proceeds of the issue of the 2022 Notes (see note 7(d)).

Interest on the 2019 Notes was payable semi-annually on April 1 and October 1 of each year. The 2019 Notes were secured by first priority ship mortgages on 16 of the Company’s 18 vessels and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning  the 16 mortgaged vessels. In addition, the 2019 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount was amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the terms of the 2019 Notes, the Company was required within 120 days following the end of each financial year in which the Company has at least $1,000 of Excess Cash Flow, as defined, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was made on April 21, 2015. At the close of this offer, $350 nominal amount of 2019 Notes was tendered and accepted.

Following the sale of two vessels  in November and December 2015 which were secured to the 2019 Notes, the Company was required to offer the net sale proceeds, less a proportion used to repay part of the Revolving Credit Facility (see note 7(b)), to Noteholders (“Collateral Sale Offer”). The terms of the Collateral Sale Offer were the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417 (“Maximum Offer Amount”), at a purchase price of 102% of the aggregate principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. At the close of this offer, the nominal amount of 2019 Notes tendered exceeded the Maximum Offer Amount and $26,662 principal amount of 2019 Notes were accepted on a pro rata basis.

The third Excess Cash Flow offer, for 2016, in the maximum amount of $20,000, was launched on March 22, 2017. At the close of this offer on April 19, 2017, the 2019 Notes tendered exceeded the Maximum Offer Amount and $19,501 nominal amount of the 2019 Notes was accepted on a pro rata basis.

In May, August and November, 2016, the Company purchased $4,200, $5,000 and $18,000 principal amount of 2019 Notes respectively, in the open market. This gave rise to gains of $452, $475 and $1,938, which are included within Interest Expense in the Consolidated Statements of Income. These Notes were subsequently cancelled.

7.	Long Term Debt (continued)
b)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”) with a final maturity on October 1, 2018. The interest rate

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

under the facility was USD LIBOR plus a margin of 3.25% and was payable at least quarterly. The outstanding balance of the Revolving Credit Facility was fully repaid on October 31, 2017 using proceeds of the Super Senior Term Loan (see note 7(e)).

c)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”) with a maturity five years after drawdown, with early repayment, inter alia, if the 2019 Notes were not refinanced by November 30, 2018, or if the secured vessel ceased to be employed on a charter for a period in excess of 90 days. This Secured Term Loan was fully repaid on October 26, 2017 using proceeds of the new Super Senior Term Loan (see note 7(e)) and cash on hand.

The Secured Term Loan bore interest at USD LIBOR plus a margin of 2.75% and was payable at least quarterly.

The Secured Term Loan was secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

d)	9.875% First Priority Secured Notes due 2022

On October 31, 2017 the Company completed the sale of $360,000 of 9.875% First Priority Secured Notes (“the 2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2017 the 2022 Notes were secured by first priority ship mortgages on all of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2022 Notes.

The Company is required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Super Senior Term Loan. The new Super Senior Term Loan has minimum fixed amortization whereas as long as amounts are outstanding under that Term Loan  amortization of the 2022 notes is at the option of the noteholders.  Around the first and second anniversary of the issue of the 2022 Notes, the Company will offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Super Senior Term Loan at par. Should the amount outstanding under the Super Senior Term Loan be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Super Senior Term Loan. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.

e)	Super Senior Term Loan

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 Super Senior Term Loan with Citibank N.A. (the “Super Senior Term Loan”). The term loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is USD LIBOR plus a margin of 3.25% and is payable at least quarterly.

Amortization, which may be increased as described in note 7(d) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.

The collateral provided to the 2022 Notes also secures on a first priority basis the Super Senior Term Loan. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long Term Debt (continued)
f)	Repayment Schedule

Based on scheduled repayments from January 1, 2018 the long term debt, comprising the 2022 Notes and the Super Senior Term Loan, will be reduced in each of the relevant periods as follows:

Year ending December 31,
2018	$40,000
2019	40,000
2020	40,000
2021	35,000
2022	259,800
414,800
Less: original issue discount	(3,467)
Less: deferred financing costs	(12,818)
$398,515
g)	Deferred Financing Costs

	December 31, 2017	December 31, 2016
Opening balance	$7,100	$10,611
Expenditure in the period	13,177	—
Amortization included within interest expense	(7,459)	(3,511)
Closing balance	$12,818	$7,100

Costs amounting to $13,117 were incurred in connection with the Company’s issue of the 2022 Notes and agreeing the Super Senior Term Loan. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The remaining unamortized balance of deferred financing costs relating to the 2019 Notes, Revolving Credit Facility and the Secured Term Loan which were fully repaid and terminated in October 2017 amounting to $4,191 was written off and recorded within interest expense within the Consolidated Statements of Income. As the replacement of the Revolving Credit Facility with the Super Senior Term Loan is deemed to be a debt modification, the remaining unamortized balance of deferred financing costs related to the Revolving Credit Facility are being carried forward and being amortized with the costs of the Super Senior Term Loan.

8.	Other Operating Income

Other operating income is summarized as follows:

	Year ended December 31,
	2017	2016	2015
Sundry shipping income	$51	$216	$382
Gain on sale of vessels	—	—	93
	$51	$216	$475

9.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2017 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.4% voting interest in the Company.

Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets. The current account balances at December 31, 2017 and December 31, 2016 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2017 of between 0.7 and 8.0 years (see note 2(a)). Of the $481,701 maximum contracted future charter hire receivable for the fleet set out in note 10, $468,764 relates to the 16 vessels that were chartered to CMA CGM as at December 31, 2017. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.

Ship Management Agreements

At December 31, 2017, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2016: $123, 2015: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement. Ship management fees related to CMA Ships are shown separately in the Consolidated Statements of Income.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

10.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels as at December 31, 2017, and assuming the options included in the charters for Kumasi and Marie Delmas are exercised, is as follows:

Year ending December 31,
2018	132,423
2019	110,439
2020	89,432
2021	53,917
2022	43,837
Thereafter	51,653
$481,701

11.	Share Capital

At December 31, 2017 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 13). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. The 2015 Plan which permits a maximum issuance of 1,500,000 shares. On December 29, 2017, 34,125 shares were issued under the 2015 Plan, representing 20% of the directors’ base fee for 2017. On March 31, June 30, September 30 and December 30, 2016, 8,529, 8,534, 8,534 and 8,528 shares respectively, were issued under the 2015 Plan, representing 20% of directors’ base fee for quarters ended March 31, June 30, September 30, and December 31, 2016. In both years, the number of shares issued was determined on the basis of a notional value per share of $4.00 rather than market values.

11.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis.  At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the latest of which was on December 8, 2017 for the fourth quarter 2017.

12.	Share-Based Compensation

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

Under both the 2008 Plan and 2015 Plan, the Company issued the following share based awards since January 1, 2014:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2015	300,000	—	$3.25	n/a
Vested in 2015	—	—	—	n/a
Unvested as at December 31, 2015	300,000	—	$3.25	n/a
Granted in March 2016	200,000	—	1.18	n/a
Unvested as at December 31, 2016	500,000	—	$2.42	n/a
Granted in 2017	—	—	—	n/a
Unvested as at December 31, 2017	500,000	—	$2.42	n/a

Under the 2008 Plan, restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

12.	Share-Based Compensation (continued)

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

Under the 2015 Plan, restricted stock units were granted on January 8, 2018 to five members of management as part of their 2017 remuneration, in two tranches. The first tranche (100,000 restricted stock units)) will vest when the individual leaves employment, provided that this is after March 31, 2018 and is not for cause. The second tranche (100,000 restricted stock units) also vests after March 31, 2018 on the same terms, but, in addition, only if and when the stock price has been at or above $3.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2020.

During the year ended December 31, 2017 and 2016, 34,125 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

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

During the year ended December 31, 2017, the Company recognized a total of $272 (2016: $283, 2015: $75) in respect of share based compensation costs. As at December 31, 2017 there were no unrecognized compensation costs relating to the above share based awards (2016: $ nil).

13.	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives the majority of its revenue from CMA CGM which is exposed to the cyclicality of the container shipping industry.
(ii)

There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2017 to the extent that substantially all of the amounts are deposited with three banks (2016; three banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

14.	Earnings per Share

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

At December 31, 2017, there were 500,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2017 only Class A and B common shares are participating securities.

14.	Earnings per Share (continued)

For the years ended December 31, 2017, December 31, 2016 and December 31, 2015, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes the outstanding share-based incentive awards as these would have had an antidilutive effect.

(In thousands, except share data)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Class A common shares
Basic weighted average number of common shares outstanding (B)	47,575,889	47,554,351	47,541,484
Weighted average number of RSU’s without service conditions (note 12) (B)	400,000	300,000	243,904
Dilutive effect of share-based incentive awards	—	—	—
Common shares and common share equivalents (F)	47,975,889	47,854,351	47,785,388
Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—
Common shares (H)	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net loss available to common shareholders	$(77,328)	$(68,157)	$(31,937)

Available to:
- Class A shareholders for period	$(77,328)	$(68,157)	$(31,937)
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro-rata between Class A and B	—	—	—

Net loss available for Class A (A)	$(77,328)	$(68,157)	$(31,937)
Net income (loss) available for Class B (C)	—	—	—

Basic Earnings per share:
Class A (A/B)	$(1.61)	$(1.42)	$(0.67)
Class B (C/D)	—	—	—

Diluted Earnings per Share
Net loss available to common shareholders	$(77,328)	$(68,157)	$(31,937)

Available to:
- Class A shareholders for period	$(77,328)	$(68,157)	$(31,937)
- Class A shareholders for arrears	—	—	—
- Class B shareholders for period	—	—	—
- allocate pro rata between Class A and B	—	—	—

Net loss available for Class A (E)	$(77,328)	$(68,157)	$(31,937)
Net income (loss) available for Class B (G)	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(1.61)	$(1.42)	$(0.67)
Class B (G/H)	—	—	—

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

15.	Subsequent events

In January 2018, the charter for GSL Tianjin to CMA CGM was extended with effect from January 26, 2018 at a fixed rate of $11,900 per day for a period of eight to 12 months, at charterer’s option.

In February 2018, the charter for OOCL Qingdao to OOCL was extended with effect from March 11, 2018 at a fixed rate of $14,000 per day. Redelivery is now between January 1, 2019 and March 15, 2019, at the charterer’s option.

On March 1, 2018, the Company announced that it had agreed to acquire a 2005-built, 2,800 TEU containership for a purchase price of $11.3 million. Following delivery, which is expected to be during the second quarter of 2018 once the existing charter terminates, the vessel will commence charter employment with CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.

A dividend of $54.6875 per Series B Preferred Share was declared on March 1, 2018 for the first quarter 2018.