Form 20-F
period 2018-12-31
Global Ship Lease, Inc.
filed 2019-03-29
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Class A Common Shares, par value of $0.01 per share Depositary Shares, each of which represents a 1/100th interest in a share of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

8.75% Series B Cumulative Redeemable Perpetual Preferred Shares*

New York Stock Exchange New York Stock Exchange

*

Not for trading, but only in connection with the registration of the Depositary Shares representing such 1/100th interest in shares of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

9,017,205 Class A common shares, par value of $0.01 per share

925,745 Class B common shares, par value of $0.01 per share

14,000 Series B Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share

250,000 Series C Perpetual Preferred Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

PART I

Unless the context otherwise requires, references to the “company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc.; “CMA CGM” refers to CMA CGM S.A., currently our principal charterer; “CMA Ships” refers to CMA Ships, a wholly-owned subsidiary of CMA CGM and one of our ship technical managers, “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018, Technomar Shipping Inc (“Technomar”) refers to one of our ship technical managers and ConChart Commercial Inc (“Conchart”) refers to our commercial ship manager. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity. All share and per share amounts disclosed in this Annual Report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

Special Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Annual Report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of our strategic transaction with Poseidon Containers, and the likelihood of success in acquiring additional vessels to expand our business.

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

A. Selected Financial Data

You should read the information set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto, which are referred to as our consolidated financial statements, included elsewhere in this Annual Report.

The historical selected consolidated financial data as of December 31, 2018 and 2017 and operating results for the years ended December 31, 2018, 2017, and 2016, are derived from our audited consolidated financial statements which are included in this report. The historical selected consolidated financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and December 31, 2014 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	2018 (1)	2017	2016	2015	2014
	(Expressed in millions of U.S. dollars, except for per share data)
Statements of Income
Operating revenues:
Time charter revenue	$157.1	$159.3	$166.8	$165.3	$138.7
Operating expenses:
Vessel operating expenses	(49.3)	(42.7)	(45.4)	(48.9)	(47.6)
Time charter and voyage expenses	(1.6)	(1.0)	(0.7)	(1.6)	(1.3)
Depreciation and amortization	(35.5)	(38.0)	(42.8)	(44.9)	(41.1)
Impairment of vessels	(71.8)	(87.6)	(92.4)	(44.7)	—
General and administrative expenses	(9.2)	(5.4)	(6.2)	(6.5)	(7.0)

Total operating expenses	(167.4)	(174.7)	(187.5)	(146.6)	(97.0)

Operating (loss) income	(10.3)	(15.4)	(20.7)	18.7	41.7
Non-operating income (expense)
Interest income	1.4	0.5	0.2	0.1	0.1
Interest and other finance expense	(48.7)	(59.4)	(44.8)	(48.2)	(43.9)
Gain on redemption of Series A Preferred Shares	—	—	—	—	8.6
Realized (loss) on interest rate derivatives	—	—	—	—	(2.8)
Unrealized gain on interest rate derivatives	—	—	—	—	1.9
Other income, net	0.3	0.1	0.2	0.6	0.6

(Loss) income before income taxes	(57.3)	(74.2)	(65.1)	(28.8)	6.2
Income taxes	0.0	0.0	0.0	0.0	(0.1)

Net (loss) income	(57.3)	(74.2)	(65.1)	(28.8)	6.1
Earnings allocated to Series B Preferred Shares	(3.1)	(3.1)	(3.1)	(3.1)	(1.1)

Net (loss) income available to common shareholders	(60.4)	(77.3)	(68.2)	(31.9)	5.0

Net (loss) income per Class A common share, in $
Basic and diluted	(7.42)	(12.89)	(11.39)	(5.36)	0.8
Weighted average number of Class A common shares outstanding
Basic in millions	6.5	6.0	6.0	6.0	6.0
Diluted in millions	6.5	6.0	6.0	6.0	6.0
Net income per Class B common share, in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	0.9	0.9	0.9	0.9	0.9
Dividend per Class A common share in $	—	—	—	0.02	—
Statement of cash flow
Net cash from Operating Activities	$47.7	$66.9	$71.6	$62.3	$60.9
Net cash provided by (used in) Investing Activities	24.3	(4.9)	(6.9)	(101.2)	(80.1)
Net cash (used in) provided by Financing Activities	(55.2)	(42.9)	(64.1)	59.2	27.9
Balance sheet data (at period end)
Total current assets	99.0	77.4	57.1	57.6	36.7
Total vessels in operation	1,112.8	586.5	707.3	838.4	826.2
Total assets	1,233.5	675.9	777.2	904.9	873.7
Debt (current and non-current portion)	877.2	398.5	419.9	478.1	401.9
Series B and C Preferred Shares	—	—	—	—	—
Class A and B common shares	0.1	0.1	0.1	0.1	0.1
Shareholders’ equity	316.4	251.6	328.9	395.8	438.1
Other data
Number of vessels in operation at period end	38	18	18	18	18
Ownership days	7,675	6,570	6,588	6,893	6,270
Utilization	98.7%	98.4%	98.4%	99.6%	98.0%

(1)

On November 15, 2018, we completed a strategic combination with Poseidon Containers, acquiring 20 containerships, one of which, the Argos, was contracted to be sold which sale was completed in December 2018 (the “Poseidon Transaction”). The consideration given for the acquisition of the net assets was 3,005,603 Class A common shares and 250,000 Series C perpetual convertible preferred shares of par value $0.01 (the “Series C Preferred Shares”). Each Series C preferred share carries 38.75 votes and they are convertible in certain circumstances to a total of 13.0 million Class A common shares. References herein to “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to “Poseidon Fleet” are to the 19 vessels that were acquired by us upon consummation of the Poseidon Transaction, excluding one additional vessel acquired but held for sale and delivered to the new owner in December 2018.

(2)

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this Annual Report give effect to the reverse stock split retroactively, for all periods presented, which resulted in the number of issued and outstanding Class A common shares reducing from 79,543,921 to 9,942,950.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We may not realize all of the anticipated benefits of our recent strategic transaction with Poseidon Containers.

On November 15, 2018, we completed the Poseidon Transaction, a strategic combination with Poseidon Containers whereby we acquired Poseidon Containers, including its fleet of 20 containerships, one of which was contracted to be sold, the sale of which was completed in December 2018. On the closing of the Poseidon Transaction, we issued 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible into 12,955,187 Class A common shares upon the occurrence of certain events, to the unitholders of Poseidon Containers and assumed the debt of Poseidon Containers, which amounted to $509.7 million as at November 15, 2018.

There is a risk that some or all of the expected benefits of the Poseidon Transaction may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where we do business, the effects of competition in the markets in which we operate, and the impact of changes in the laws and regulations regulating the container shipping industry. The challenge of coordinating previously separate businesses makes evaluating our business and future financial prospects following the Poseidon Transaction difficult. Our ability to realize anticipated benefits and cost savings will depend, in part, on our ability to successfully integrate the operations of both us and Poseidon Containers in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or dividends. The past financial performance of each of Global Ship Lease and Poseidon Containers may not be indicative of their future financial performance. Realization of the anticipated benefits of the Poseidon Transaction will depend, in part, on our ability to successfully integrate our business. We have devoted, and expect to continue to devote, significant management attention and resources to integrating business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered relating to the Poseidon Transaction and the coordination of the two companies’ operations could have an adverse effect on our business, financial results, financial condition or our share price. The consummation of the Poseidon Transaction and the integration of Poseidon Containers with our business may also result in additional and unforeseen expenses. Failure to realize all of the anticipated benefits of the Poseidon Transaction may impact our business, results of operations and financial condition.

Significant demands have been, and will continue to be, placed on us as a result of the Poseidon Transaction.

As a result of the completion of the Poseidon Transaction, significant demands have been, and will continue to be, placed on our managerial, operational and financial personnel and systems. We cannot assure you that our systems, procedures and controls will be adequate to support the expansion of operations resulting from the Poseidon Transaction. Our future operating results will be affected by the ability of our officers and key employees to manage changing business conditions and to implement and expand our operational and financial controls and reporting systems as a result of the Poseidon Transaction.

We are dependent on our charterers, particularly CMA CGM, and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Seventeen of our 38 vessels are chartered to CMA CGM and we have entered into charter agreements with CMA CGM to charter an additional five of our vessels, commencing in the first half of 2019. CMA CGM’s payments to us under these charters are an important source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is cyclical, and has been suffering an extended cyclical downturn since mid-2008, and many container shipping companies have reported substantial losses. Financial performance of container shipping companies improved in 2012, 2013, 2014 and 2017. However, market conditions deteriorated in 2015 and 2016 with lower than expected growth in the demand for container shipping services and higher than expected growth in the containership fleet from the delivery of new buildings. Freight rates, charter rates and asset values were under pressure due to oversupply of container ship capacity. Industry conditions improved through 2017 and into the first half of 2018, with weakness in short term market charter rates being seen in the second half of 2018. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

Whilst there were no delays in receiving charterhire in 2017 or 2018, we have previously experienced, from time to time, delays in receiving charterhire payments from CMA CGM, which under the charter contracts are due to be paid two weeks in advance. As at December 31, 2018, no charterhire was outstanding from CMA CGM.

If CMA CGM, or any other of our charterers, ceases doing business or fails to perform its obligations under our charters, our business, financial position and results of operations would be materially adversely affected as it is probable that, even if we were able to find replacement charters, such replacement charters would be at significantly lower daily rates and for shorter durations. If such events occur, there would be significant uncertainty about our ability to continue as a going concern.

We are dependent on third parties, some of which are related parties, to manage our ships and substantial fees will be payable to our ship managers regardless of our profitability.

All of our vessels are technically managed by third-party ship managers under contracts whereby, for an annual management fee, the manager provides all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. As of the date of this report, the 19 vessels acquired in the Poseidon Transaction are technically managed by Technomar, a company in which our Executive Chairman is a significant shareholder, 11 vessels were technically managed by a ship manager based in Hong Kong, seven were technically managed by CMA Ships, a wholly-owned subsidiary of CMA CGM, and one by a ship manager based in Germany. It is anticipated that the technical management of all of our vessels will transfer to Technomar during 2019.

Additionally, as of the date of this report, 20 of our vessels are commercially managed by Conchart, a company in which our Executive Chairman is a significant shareholder. The services provided by Conchart, as our commercial manager, include chartering, sale and purchase and post-fixture administration.

The fees and expenses payable pursuant to our technical and commercial ship management agreements will be payable without regard to our business, results of operation and financial condition. Additionally, we have limited rights to terminate our management agreements. The payment of fees to our managers could adversely affect our results of operations and ability to pay dividends.

Our third-party ship managers are privately-held companies and there is little or no publicly available information about them.

The ability of Technomar, Conchart, CMA Ships and our other third-party ship managers, to render ship management services will depend in part on their own financial strength. Circumstances beyond our control could impair our third-party ship managers’ financial strength, and because each is a privately-held company, information about the financial strength of our third-party ship managers is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting our third-party ship managers even though their financial or other problems could have a material adverse effect on us.

Technomar, Conchart, CMA CGM and CMA Ships have conflicts of interest with us which may make them favor their own interests to our detriment.

Our Executive Chairman, who, through Management Investor Co., also controls approximately 10.0% of the votes on any matter submitted to the vote of our common shareholders, is a significant shareholder of and controls Technomar and Conchart. As of the date of this report, CMA CGM, the parent company of CMA Ships, holds approximately 15.6% of our voting power and has nominated two members of our Board of Directors. Accordingly, CMA CGM, our principal charterer, and affiliates of Technomar, Conchart and CMA Ships, our third-party ship managers, have the power to exert considerable influence over our actions. These relationships could create conflicts of interest between us and our third-party ship managers and principal charterer. Under our bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) any interested director’s relationship or interest as to the contract or transaction must be disclosed to the board of directors, and such contract or transaction must be authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction must be specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by the board of directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

Such conflicts of interest may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed or owned by other companies affiliated with our third-party ship managers or principal charterer. As a result of these conflicts, our third-party ship managers or our principal charterer may favor their own or their affiliates’ interests over our interests. These conflicts may have unfavorable consequences for us. Although Technomar and Conchart have entered into a non-competition agreement with us, and although our ship management agreements expressly prohibit CMA Ships from giving preferential treatment when performing any of its ship management services to any other vessel that is affiliated with it, or otherwise controlled by CMA CGM, conflicts of interest may arise between us and our third-party ship managers and principal charterer, and such conflicts may have an adverse effect on our results of operations.

Our financial reporting is partly dependent on information provided by our third-party ship managers and on accounting and financial reporting services provided by Technomar.

Our ship managers are obliged to provide us with requisite financial information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. Furthermore, the accounting and financial reporting for Poseidon Containers is provided by Technomar, under an administrative support section of the ship management contracts. It is anticipated that all accounting and financial reporting for the legacy Global Ship Lease entities will transition to Technomar during 2019.    Our ship managers, including Technomar, are privately-held corporations with financial reporting arrangements different from ours. If our ship managers are delayed in providing us with key financial information, or Technomar otherwise fails to meet its obligations under the administrative support section of the ship management agreements, we could fail to meet our financial reporting deadlines, which could lead to regulatory sanctions being imposed on us and cause us to default on reporting covenants under our financing agreements. Any such results may have a material adverse effect on our results of operation, financial condition and reputation.

Certain terms in our agreements with CMA CGM and its affiliates may be the result of negotiations that were not conducted at arms-length and may not reflect market standard terms. Accordingly, they may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The initial charters, the ship management agreements and the other contractual agreements, including the terms of the Series A preferred shares and the subsequent agreement to redeem these in August 2014 were entered into when we were a wholly-owned subsidiary of CMA CGM in the context of a proposed public offering of our Class A common shares in 2007, and subsequently the 2008 merger of Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, with and into GSL Holdings, Inc., Marathon’s newly-formed wholly-owned Marshall Islands subsidiary, with GSL Holdings, Inc. (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, the “Marathon Merger”), and other related transactions. We have subsequently agreed amendments of and extensions to a number of the initial charters with CMA CGM. Our agreements with CMA CGM may include terms that could not have been obtained from arms-length negotiations with unaffiliated third parties for similar services and assets. As a result, our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties.

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

Certain shareholders may have the power to exert control over us, and their interests could conflict with the interests of our other shareholders.

According to information contained in public filings, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, hereafter referred to as Kelso, controls approximately 50.1% of the vote on any matter submitted to the vote of our common shareholders, through its ownership of Series C Preferred Shares and by virtue of a voting agreement with certain other of our shareholders. In addition, a Managing Director of Kelso is a member of our Board of Directors. As a result, Kelso has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including increasing or decreasing our authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. In addition, according to public filings, CMA CGM, George Giouroukos (our Executive Chairman) through Management Investor Co., Michael S. Gross (our former Chairman and a director) and MAAS Capital respectively hold and/or control approximately 15.6%, 10.0%, 6.8% and 5.3% of our voting power. Conflicts of interest may also arise between us and these significant shareholders or their affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. Moreover, the concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business. Similarly, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with concentrated ownership.

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

As of February 1, 2019, the orderbook for newbuilding containerships represented an aggregate capacity of 2.75 million TEUs, approximately 12.3% of the total worldwide containership fleet capacity as of that date. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. As of that date, 195 containerships were idle, with a capacity of 0.6 million TEUs, or 2.5% of the total cellular fleet. An over-supply of containership capacity, combined with lack of growth in the demand for containerships, may result in a continuation of low charter rates. The time charters for nine of our 38 containerships can be terminated before the end second quarter 2019 and a further ten vessels have charters that can be terminated during the second half of 2019. We cannot be assured that we will be able to obtain new time charters for our vessels on expiry of existing charters or that if we do, the new rates will be favorable. If we are unable to obtain new time charters for our containerships at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations and financial condition.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As at December 31, 2018, we had (i) $340.0 million of secured indebtedness outstanding under our 9.875% First Priority Senior Secured Notes due 2022 (the “ 2022 notes”), (ii) $34.8 million drawn and outstanding under a secured term loan, (iii) $8.1 million drawn under a growth facility and (iv) $506.3 million secured debt associated with the 19 Poseidon Fleet.

Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest on our indebtedness, amortization payments for our 2022 notes and our credit facilities, and, under certain circumstances, principal payments through a cash sweep mechanism in certain of our credit facilities, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;

•	increasing our vulnerability to refinancing risk as a substantial proportion of the debt assumed in the Poseidon Transaction falls due in 2020;

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

Our debt agreements, including those assumed in the Poseidon Transaction, contain restrictions that limit our flexibility in operating our business.

Our debt agreements, including those assumed in the Poseidon Transaction, contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness or issue certain preferred stock;

•	make any substantial change to the nature of our business;

•	pay dividends on or repay or distribute any dividend or share premium reserve;

•	redeem or repurchase capital stock or make other restricted payments and investments;

•	create or impair certain securities interests, including liens;

•	transfer or sell certain assets;

•	enter into certain transactions with affiliates;

•	acquire a company, shares or securities or a business or undertaking;

•	enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or sell all or substantially all of our properties and assets;

•	create or designate unrestricted subsidiaries; and

•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel.

In addition, certain of our debt agreements require us to satisfy certain financial covenants, including a minimum liquidity covenant, minimum net worth covenant, a debt service coverage ratio test, loan to value covenant, and book leverage ratio and value adjusted leverage ratio tests. Our ability to meet those financial covenants and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

Due to restrictions in our debt agreements, we may need to seek consent from our noteholders and other lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. For example, our debt agreements restrict our entry into certain transactions or the termination or amendment of our third-party ship management agreements, and require that George Giouroukos remain our Executive Chairman. Our lenders’ and/or noteholders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that are in our best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

A breach of any of the covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of our secured term loan, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our credit facilities, the lenders could elect to declare all amounts outstanding under the loan to be immediately due and payable. Such actions by the lenders could cause cross defaults under our other credit facilities and the indenture governing our 2022 notes.

Substantially all of the assets currently owned by us serve as security under our secured debt agreements. If our operating performance declines, we may be required to obtain waivers from the holders of our 2022 notes and the lenders under our credit facilities to avoid default thereunder. If we are not able to obtain a waiver from the holders of our 2022 notes and the lenders under our credit facilities, the lenders could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterer’s or our cash flow.

If we default under our 2022 notes, or any other credit facility, holders of our 2022 notes and lenders under our other credit facilities who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

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

In addition, as vessels grow older, they generally decline in value. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. Additionally, under most of our time charter agreements with CMA CGM, the charterer has a right of first refusal should we decide to sell the vessel during or at the end of the charter period. If they do not exercise this right, we are entitled to sell the vessel, subject to their prior approval, which cannot be unreasonably withheld. We may be forced to sell our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

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

If impairment testing is required and time charter rates do not improve meaningfully from current market rates, we may need to recognize further impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates at December 31, 2018.

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

Under the time charters for our vessels, when the vessel is not available for service, it will likely be “off-hire,” in which case the charterer is generally not required to pay hire, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

•	any drydocking for repairs, maintenance or classification society inspection;

•	any time out of service necessary for owner to upgrade vessels to meet new regulatory requirements, such as ballast water treatment or emission control;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•

any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in charterer’s lost time;

•	crewing labor boycotts or certain vessel arrests;

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

•	the vessel’s declared performance speed is reduced or fuel consumption is increased by more than 5% over a specified period of time; or

•	the vessel is requisitioned by any government or governmental authority.

Additionally, the charterer may have the right to terminate the charter agreement under a number of circumstances, such as, if:

•	the vessel is off-hire for a specified number of days.

•	the charterer informs us of a default under the charter, and the default is not rectified.

•	there is a total (actual or constructive) loss of the vessel;

•	the vessel is requisitioned by any government or governmental authority; or

•

a vessel’s declared performance speed is reduced or fuel consumption increased in excess of a pre-agreed percentage over a continuous period of an agreed number of days, (for example, consumption in excess of 10% of that declared for a given speed over a continuous period of 30 days) and the reason is within our or the vessel’s control.

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

The U.S. accounting standard-setting organization has issued its new standard on leases which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities. This new standard has become effective for fiscal years which began after December 15, 2018.

We must make substantial expenditures to maintain our fleet, meet new regulatory requirements or to acquire vessels.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these expenditures from operating cash flow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Further, we may be obliged to incur substantial expenditure to become compliant with changes in the regulatory environment, particularly concerning emission control and ballast water treatment. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including those required to maintain our fleet, with borrowings under our secured term loan or otherwise find alternative sources of financing. Such alternatives may not be available on economic terms or at all, which could have a material adverse effect on our business and results of operations.

As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 38 vessels as at December 31, 2018 had an average age weighted by TEU capacity of 11.0 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 38 containerships as at December 31, 2018 had an average age weighted by TEU capacity of 11.0 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us.

Our current performance and future success depend to a significant extent upon our Executive Chairman, George Giouroukos, our Chief Executive Officer, Ian J. Webber, our Chief Commercial Officer, Thomas A. Lister, and our Chief Financial Officer, Anastasios Psaropoulos, who collectively have almost 100 years of cumulative experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and members of the board of directors are crucial to the execution of our business strategies and to the growth and development of our business. Mr. Giouroukos is committed to spend approximately 50% on his time on matters related to our affairs. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings and cash flow.

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. At times when we have loans outstanding which are based on LIBOR, the interest rates borne by such loan facilities fluctuate with changes in LIBOR, and this would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, there is uncertainty relating to the LIBOR calculation process which may result in the phasing out of LIBOR in the future, and lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would also have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee,” a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.

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

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Risks Relating to Our Industry

Our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile.

Container shipping industry is both seasonal and cyclical, but has shown positive demand growth in every year of its history except 2009. Between 2000 and 2007, during a period of super-cyclical growth partly fueled by a significant increase in trade with China, containerized trade exhibited annual growth averaging almost 11%. The global financial crisis, from late 2008, prompted a contraction of demand, with 2009 volumes falling by over 8%. In 2010, demand rebounded, with volume growth of approximately 15%. From 2011 through 2017, containerized trade grew, year-on-year, by between 1.7% and 7.4%. In 2018, containerized trade is estimated to have grown approximately 3.9%, notwithstanding negative sentiment, including from increased trade tensions between the US and China, particularly in the second half of the year. On the supply side, cellular containership capacity grew annually by between 1.3% and 8.6% in the years 2011 through 2017. With much reduced levels of scrapping, net supply growth in 2018 is estimated at 5.1%. .

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

Our ability to recharter our containerships upon the expiration or termination of their current charters; the time charters for nine of our 38 containerships can be terminated before the end second quarter 2019 and a further ten vessels have charters that can be terminated during the second half of 2019. Charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our results of operations or make our results of operations volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Seasonal fluctuations could affect our operating results and available cash from quarter to quarter.

We operate our vessels in markets that have historically exhibited seasonal, as well as cyclical, variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of our cash flow.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Much of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations in China, including with regards to tax matters, and their implementation by local authorities could affect our charterers’ business and have a material adverse impact on our business, results of operations and financial condition.

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

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China’s rate of real GDP growth is fallen from its highs. The United States have also indicated they may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies and the withdrawal of the United Kingdom from the European Union. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

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

While the size of the containership orderbook has declined substantially since the peak of 2008/2009, the containership newbuilding orderbook as at January 1, 2019 represented approximately 12.3% of the total on the water fleet capacity. Further containerships are likely to be ordered. Delivery of newly built containerships will result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

If labor or other interruptions are not resolved in a timely manner, they could have an adverse effect on our business, results of operations, cash flows, financial condition and available cash.

In addition to providing services to us our technical managers are responsible for recruiting the senior officers and other crew members for our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest or any other labor interruption, could prevent or hinder our operations from being carried out as we expect and could have an adverse effect on our business, financial condition, operating results, distribution of dividends or the trading price of our common shares.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. See Item 4.B. “Information on the Company—Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, Lloyd’s Register, DNV-GL & RINA and American Bureau of Shipping, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

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

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect of such compliance on the current market value, resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may negatively impact our business, results of operations and financial condition.

Environmental requirements may also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations, even if not carried as cargo.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations and financial condition. For additional information about the environmental regulations to which we are subject, please read Item 4.B. “Information on the Company—Business Overview—Environmental and Other Regulations.”

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

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organisation, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”) and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.

In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its sulfur emission limit of 0.5% m/m. These regulations may be complied with by (i) using low sulfur fuel which will likely be at a higher cost that existing heavy fuel oil, (ii) installing scrubbers for cleaning of exhaust gas; or (iii) by retrofitting vessels to be powered by, for example, liquefied natural gas, which is not likely to be a viable option for smaller older vessels due to the high costs involved. The higher cost of low sulfur fuel will in the first instance be borne by the vessel operator, our charterer, whereas the installation of scrubbers or retrofitting for an alternative fuel source, would in the first instance be borne by us as the vessel owner. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Regulations relating to ballast water discharge coming into effect in September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels constructed before September 8, 2017, must comply with updated standards on or after September 8, 2019, with the exact date depending on the date of the next International Oil Pollution Prevention (“IOPP”) renewal survey. In some cases, such as where vessels are due to trade to U.S. ports, the implementation date may be before the IMO deadline. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water to eliminate unwanted organisms. Ships constructed on or after September 8, 2017 have been obligated to comply with the standards on or after September 8, 2017. We currently have nine vessels which have a ballast water management system fitted and 29 vessels that do not. The costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

There may be a substantial number of our common shares available for sale in the future that may adversely affect the market price of our Class A common shares.

On the closing of the Poseidon Transaction, we issued 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible into 12,955,187 Class A common shares upon the occurrence of certain events. Further, in connection with the Poseidon Transaction, we entered into an Amended and Restated Registration Rights Agreement with affiliates of Kelso, CMA CGM, George Giouroukos (our Executive Chairman) through Management Investor Co., Michael S. Gross (our former Chairman and a director) and MAAS Capital with respect to all Class A common shares, including those issuable on conversion of the Series C Preferred Shares, held by such shareholders as of the closing of the Poseidon Transaction. The registration and availability of such a significant number of securities for trading in the public market may have a material adverse effect on the market price of our Class A common shares.

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

The market price of our Class A common shares has recently declined significantly, and our Class A common shares could be delisted from the NYSE or trading could be suspended.

On November 13, 2018, we announced that we had been notified by the NYSE that the average closing price of the Company’s common shares over a period of 30 consecutive trading days had fallen below the minimum required level of $1.00 per share. This notification initiated a six-month period during which we can cure the deficiency, and we intend to do so within the prescribed period. See “Item 4. Information on the Company—A. History and Development of the Company.”

A decline in the closing price of our Class A common shares could result in a breach of the requirements for listing on the NYSE. Although we undertook a one-for-eight reverse stock split effective March 25, 2019 in order to cure the deficiency, if we do not succeed, the NYSE could commence suspension or delisting procedures in respect of our Class A common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and. Additionally, fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our Class A common shares to investors, may constitute a breach under certain of our credit facilities, constitute an event of default under certain classes of our preferred stock and cause the trading volume of our Class A common shares to decline, which could result in a further decline in the market price of our Class A common shares.

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

We do not expect to be engaged in a U.S. trade or business. In the case of a foreign corporation that is not so engaged, the Internal Revenue Code of 1986, as amended (the “Code”), imposes a 4% U.S. federal income tax (without allowance of any deductions) on 50% of the corporation’s gross transportation income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, unless the corporation qualifies for the exemption provided in Section 883 of the Code or an applicable income tax treaty. The imposition of this tax could have a negative effect on our business, financial condition and results of operations. Under the charter agreements, the charterer has agreed to provide reimbursement for any such taxes as the charterer determines where each vessel trades.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2009 through 2018 under the “publicly-traded” test. However, it is likely that our ownership may change such that nonqualified 5% Shareholders may own, in the aggregate, 50% or more of the total value of the our Class A common stock.

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

Section 7874 of the Code provides that a foreign corporation which acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation. Although we believe that this rule should not apply to us in the context of the Marathon Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and therefore there can be no assurance that the Internal Revenue Service (the “IRS”) would not seek to challenge such position, or that such a challenge would not be successful. If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax, currently imposed at a rate of 21%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations.

Certain adverse U.S. federal income tax consequences could arise for U.S. holders.

Shareholders of a “passive foreign investment company,” or PFIC, that are U.S. persons within the meaning of the Code (“U.S. shareholders”) are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from a PFIC and the gain, if any, they derive from the sale or other disposition of their shares in a PFIC (as discussed below). In addition, dividends paid by a PFIC do not constitute qualified dividend income and, hence, are ineligible for the preferential rate of tax that applies to qualified dividend income.

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

We do not believe that we or our vessel owning subsidiaries are residents of the United Kingdom, or that we or our vessel owning subsidiaries have permanent establishments in the United Kingdom. However, because some administrative and executive services are provided to us or our vessel owning subsidiaries by a subsidiary company located in the United Kingdom and certain of our directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we or our vessel owning subsidiaries are subject to UK corporate tax on all of our income, or on a greater portion of our income than we currently expect to be taxed. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially adversely affected.]

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

A. History and Development of the Company

Our legal and commercial name is Global Ship Lease, Inc. We are a Republic of the Marshall Islands corporation that owns a fleet of mid-sized and smaller containerships which we charter out under fixed-rate charters to reputable container shipping companies.

We were formed in 2007 to purchase and charter back 17 containerships then owned or to be purchased by CMA CGM, the third largest containership operator in the world by number of vessels. We acquired our initial fleet from CMA CGM between December 2007 and August 2009. All of the vessels were time chartered back to CMA CGM for terms between five and 17 years.

Between October 2014 and September 2015, we purchased three 8,063 TEU vessels from Orient Overseas Container Lines Limited (“OOCL”), chartering each back to OOCL for a period between 36 and 39 months. Two 4,113 TEU vessels, originally acquired from CMA CGM, were sold in November and December 2015.

We acquired a 2005-built, 2,800 TEU containership in June 2018, chartering the vessel to CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.

On November 15, 2018, we completed the Poseidon Transaction, acquiring 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018. References herein to “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to “Poseidon Fleet” are to the 19 vessels that were acquired by the Company from Poseidon Containers upon consummation of the Poseidon Transaction, excluding one additional vessel acquired but held for sale and delivered to its new owners in December 2018.

As of December 31, 2018, we owned 38 mid-sized and smaller containerships with a TEU weighted average age of 11.0 years, all of which were chartered out with a TEU weighted average remaining charter term of 2.5 years.

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this Annual Report give effect to the reverse stock split retroactively, for all periods presented, which resulted in the number of issued and outstanding Class A common shares reducing from 79,543,921 to 9,942,950.

Our management team undertakes all management of our fleet including the supervision of the day-to-day technical ship management of our vessels which is provided by third-party ship managers. As at December 31, 2018, the 19 legacy Poseidon Containers’ vessels were managed by Technomar, a company in which our Executive Chairman is a significant shareholder, 11 vessels were managed by a ship manager based in Hong Kong, seven were managed by CMA Ships, a wholly-owned subsidiary of CMA CGM, and one by a ship manager based in Germany. It is anticipated that the management of all vessels will transfer to Technomar during 2019. Additionally, as at December 31, 2018, 20 vessels were commercially managed by Conchart, a company in which our Executive Chairman is a significant shareholder.

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

Our website address is www.globalshiplease.com. The information included on our website is not incorporated herein by reference. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

B. Business Overview

Our Fleet

Our fleet, as of December 31, 2018, consisted of 38 containerships with an aggregate capacity of 200,615 TEU and a TEU weighted average age of approximately 11.0 years and a non-weighted average age of 12.7 years.

The table below provides information about our fleet of 38 containerships as at December 31, 2018:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date		Daily Charter Rate—Gross $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26		47,200
UASC Al Khor(1)(12)	9,115	31,764	2015	Hapag-Lloyd	1Q19	2Q19		40,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20	3Q20		39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20	3Q20		39,200
GSL Tianjin	8,667	34,243	2005	CMA CGM	2Q19	3Q19		11,900	(2)
OOCL Qingdao	8,667	34,305	2004	OOCL	1Q19	2Q19		14,000
GSL Ningbo	8,667	34,243	2004	Maersk	2Q19	4Q20		12,100	(3)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23		25,910
Kristina (1)	6,927	23,424	2013	Wan Hai	2Q19	3Q19	(4)	19,500	(4)
Katherine(1)	6,927	23,424	2013	CMA CGM	1Q24	2Q24		25,910
Alexandra(1)	6,927	23,424	2013	ONE	1Q19	2Q19	(4)	20,750	(4)
UASC Bubiyan(1)	6,882	23,919	2015	Hapag-Lloyd	1Q19	2Q19	(4)	20,000	(4)
UASC Yas(1)(11)	6,882	23,864	2015	CMA CGM	1Q24	2Q24		25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21		34,000
Agios Dimitrios	6,572	24,746	2011	MSC	3Q19	4Q19	(5)	12,500	(5)
Tasman(13)	5,936	25,010	2000	ZIM	1Q19	3Q19	(6)	16,350	(6)
Dimitris Y(13)	5,936	25,010	2000	ZIM	2Q19	3Q19		16,750
Ian H(13)	5,936	25,128	2000	ZIM	2Q19	3Q19		17,000
Dolphin II	5,095	20,596	2007	HMM	2Q19	4Q19	(7)	7,700	(7)
Orca I	5,095	20,696	2006	ZIM	2Q19	3Q19		11,750
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21		33,750
CMA CGM Château d’If	5,089	20,100	2007	CMA CGM	4Q20	2Q21		33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23		25,350
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	3Q22	1Q23		25,350
CMA CGM America	4,045	17,355	2006	CMA CGM	3Q22	1Q23		25,350
GSL Valerie	2,824	11,971	2005	CMA CGM	2Q19	3Q19		9,000
Athena	2,762	13,538	2003	MSC	1Q19	2Q19		9,000
Maira	2,506	11,453	2000	MSC	1Q19	1Q19	(8)	9,000	(8)
Nikolas	2,506	11,370	2000	MSC	1Q19	2Q19		9,000
Newyorker	2,506	11,463	2001	MSC	1Q19	2Q19		9,000
CMA CGM La Tour	2,272	11,742	2001	CMA CGM	3Q19	1Q20		15,300
CMA CGM Manet	2,272	11,742	2001	CMA CGM	3Q19	1Q20		15,300
CMA CGM Matisse	2,262	11,676	1999	CMA CGM	3Q19	1Q20		15,300
CMA CGM Utrillo	2,262	11,676	1999	CMA CGM	3Q19	1Q20		15,300
GSL Keta	2,207	11,731	2003	ANL	2Q19	3Q19		8,450
GSL Julie	2,207	11,731	2002	CMA CGM	1Q19	1Q19	(9)	7,800	(9)
Kumasi	2,207	11,731	2002	CMA CGM	4Q19	1Q21	(10)	9,800	(10)
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q19	1Q21	(10)	9,800	(10)

(1)	Modern design, high reefer capacity, fuel efficient vessels.
(2)	Rate increased to $13,000 per day from January 26, 2019.
(3)	Rate increased to $12,400 per day from March 21, 2019 and further increases to $18,000 per day from September 21, 2019.

(4)	Thereafter, five years to CMA CGM at $25,910 per day.
(5)	Thereafter, option for four years at $20,000 per day, callable by us.
(6)	Extended after December 31, 2018 at $11,500 per day to July 17, 2019 plus or minus 30 days.
(7)	Rate increases to $11,500 per day from August 15, 2019.
(8)	Extended after December 31, 2018 at $8,500 per day to August 17, 2020 plus or minus 30 days.
(9)

Rate $7,800 per day and, agreed after December 31, 2018, $7,200 per day from March 16, 2019 to between August 16, 2019 and October 16, 2019, at charterer’s option, with an option in favour of charterer to extend from October 16, 2019 at $8,500 per day for six months plus or minus 30 days.

(10)	Option at $9,800 per day to December 31, 2020 plus or minus 90 days, callable by us.
(11)	Renamed Olivia I effective March 19, 2019.
(12)	Thereafter, on a three-year time charter with Hapag-Lloyd expected to commence in the second quarter of 2019.
(13)	Optimized for fuel-efficient performance at lower operating speeds.

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

The initial term for a time charter commences on the vessel’s delivery to the charterer. Time charters agreements may include options, in favor of the owner or the charterer, to extend the charter on pre-agreed terms. At the end of a charter, the vessel may be re-delivered by the charterer within a pre-agreed time window, to allow for operational flexibility. Charters may be extended on mutually agreed terms, or the vessel is re-delivered, in which case we would seek alternate employment with another charterer.

Our charters expire on different dates and over a period of time. We believe the staggered expirations of our charters reduces our exposure to rechartering risk and may mitigate the impact of the cyclical nature of the container shipping industry.

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

Right of First Refusal

Pursuant to the terms of the initial time charters with CMA CGM, of which 11 were in place at December 31, 2018, CMA CGM has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell it during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

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

Termination and Withdrawal

Generally, if a vessel is off-hire for a significant number of consecutive days, then the charterer may cancel the charter without any further consequential claims provided the vessel is free of cargo. The number of these days varies from 20 to 90 days and depends on the relevant charter agreement. Some of our charters provide that we can in some circumstances provide a substitute vessel during an anticipated extended period of off-hire.

For a number of vessels chartered to CMA CGM, if a vessel’s fuel consumption exceeds a level specified in the charter over a continuous period of 30 days, and the reason is within our or the vessel’s control, CMA CGM may request that we cure the deficiency. If the deficiency is not cured within 30 days after we receive notice, then CMA CGM may terminate the charter. OOCL does not have a similar right.

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

Ship Management

As at December 31, 2018, Technomar provided day-to-day technical ship management services on 19 of our vessels, a third-party ship manager based in Hong Kong provided such services for 11 vessels, CMA Ships, a subsidiary of CMA CGM, provided such services for seven of our vessels and one vessel was managed by a third-party ship manager based in Germany. We anticipate that Technomar will assume all technical ship management services during 2019.

Under the ship management agreements, our ship managers are responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We reimburse the ship managers for the costs they incur on our behalf. Each ship management agreement provides that we have the right to audit the accounts of our ship manager to verify the costs incurred. The ship managers have agreed to maintain our vessels so that they remain in class with valid certification. In addition, they are responsible for our current fleet’s compliance with all applicable government and other regulations, and compliance with class certifications.

We pay Technomar a daily management fee of Euro 685, payable in U.S. dollars at an agreed rate of exchange, which, in addition to the technical ship management services noted above, includes administrative support services provided to the GSL group including accounting and financial reporting, treasury management services and legal services. We pay CMA Ships an annual management fee of $123,000 per vessel; a similar annual fee is paid to the other managers of our vessels.

The ship managers are required to use their best endeavors to provide the services specified in the ship management agreements. Pursuant to the terms of the ship management agreements, we provide customary indemnification to the manager and its employees, agents and sub-contractors.

The ship management agreements with Technomar are for a minimum term of 36 months. The management agreements may be terminated by either party by giving six months’ written notice with termination to be effective no sooner than the expiry of the minimum term. A termination payment of 50% of the annual fee is payable if the management agreement is terminated by the mangers and a termination fee of two times the annual fee is payable if the management agreement is terminated by the owners. Our other ship management agreements may generally be terminated by either party on two months written notice. The Technomar ship management agreements may also be terminated by one party on change of control in the other party.

Either party may terminate a ship management agreement in the event of default, which has not been cured, an order being made or a resolution being passed for the winding up, dissolution or bankruptcy of either party, or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes a special arrangement with its creditors. The ship management agreement will also terminate if the vessel becomes a total loss, is declared as a constructive or compromised or arranged total loss, is requisitioned or sold.

Commercial Management

Commercial management of vessels includes evaluating possible daily rate and duration of future employment, marketing a vessel for such employment, agreeing the detailed terms of a new charter or extension of an existing charter, administering the conduct of the charter including collection of charter-hire where necessary. Commercial management also includes negotiating sale and purchase transactions.

Global Ship Lease Services Limited (“GSLS”), a wholly owned subsidiary of the company, is the commercial manager for the 18 vessels provided as security under the 2022 notes and one of our credit facilities. It has entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, whereby Conchart is appointed to provide commercial advisory and exclusive brokerage services.

GSLS has agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, other than charters with CMA CGM, and 1.00% commission on any sale and purchase transaction. No commission is payable on any charter of a vessel in the GSL Fleet to CMA CGM in place as of November 15, 2018, or extension thereof. Also, no commission is payable to Conchart in cases when not more than 30 days have elapsed between the conclusion of a new charter to CMA CGM and the end of a preexisting CMA CGM charter which was in place on November 15, 2018, provided that the relevant vessel has not been chartered to any non-CMA CGM charterer in the period between the two CMA CGM charters. For any other new charters to CMA CGM or its affiliates, the rate of commission is 0.75%. However, no commission is payable for such charters if CMA CGM or its affiliates waive their own address commission.

The EBSA has a minimum term of three years and can thereafter be terminated on six months’ notice in which case a termination payment of six times the average monthly commission paid in the previous six months is due if the EBSA is terminated by Conchart and 12 times the average monthly commission paid in the previous six months is due if the EBSA is terminated by GSLS. The EBSA may also be terminated by one party on change of control in the other party. Either party may terminate the EBSA in the event of default, which has not been cured, an order being made or a resolution being passed for the winding up, dissolution or bankruptcy of either party, or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes a special arrangement with its creditors.

The remaining 20 vessels are or will be subject to a Commercial Management Agreement directly with Conchart, on terms substantially similar to those of the EBSA.

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

Our remaining ship management agreements with CMA Ships are expected to be terminated in 2019 as all technical ship management transfers to Technomar. As a consequence, the global expense agreement will no longer apply.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by the vessel’s country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. All of our vessels are certified as being “in class” by all the applicable Classification Societies.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant and any special equipment classed, are required to be performed as follows:

Annual Surveys

For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys

Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys

Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey which is generally every five years, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At a ship-owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.

All vessels are also dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking:

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Thalassa	Bureau Veritas	Jun-22
UASC Al Khor	DNV-GL & RINA	Jun-20
Anthea Y	DNV-GL & RINA	Aug-20
Maira XL	DNV-GL & RINA	Aug-20
OOCL Tianjin	American Bureau of Shipping	Mar-20
OOCL Qingdao	American Bureau of Shipping	Apr-19
OOCL Ningbo	American Bureau of Shipping	May-19
Mary	RINA	Jan-23
Kristina	DNV-GL	Sep-20
Katherine	RINA	Oct-20
Alexandra	RINA	Jan-23
UASC Bubiyan	DNV-GL & RINA	Jan-20
UASC Yas (2)	DNV-GL & RINA	Feb-20
CMA CGM Berlioz	Bureau Veritas	Jul-21
Agios Dimitrios	Bureau Veritas	Jan-21
Tasman	Bureau Veritas	Jan-20
Dimitris Y	Bureau Veritas	May-20
Ian H	Bureau Veritas	Jul-20
Dolphin II	Bureau Veritas	Jan-22
Orca I	Bureau Veritas	Nov-21
CMA CGM Alcazar	Bureau Veritas	Oct-22
CMA CGM Château d’If	Bureau Veritas	May-22
CMA CGM Jamaica	DNV-GL	June-21
CMA CGM Sambhar	Lloyd’s Register	Jul-21
CMA CGM America	Lloyd’s Register	Sep-21
GSL Valerie	DNV-GL	Jun-20
Athena	RINA	Feb-23
Maira	RINA	Aug-20
Nikolas	RINA	Aug-20
Newyorker	RINA	Jan-21
CMA CGM La Tour	Bureau Veritas	Jun-21
CMA CGM Manet	Bureau Veritas	Dec-21
CMA CGM Matisse	Bureau Veritas	Nov-19
CMA CGM Utrillo	Bureau Veritas	Dec-19
GSL Keta	Bureau Veritas	Mar-23
GSL Julie	Bureau Veritas	Nov-22
Kumasi	Bureau Veritas	Mar-22
Marie Delmas	Bureau Veritas	Jan-22

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.
(2)	Renamed Olivia I effective March 19, 2019.

The table does not take account of discretionary drydockings which might be planned to effect upgrades, or in response to proposed or actual regulatory changes such as for ballast water treatment.

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

We expect substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors may have greater financial resources than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. Due to the recent industry downturn, there have been an increased number of vessels available for charter, including many from owners with strong reputations and experience. Excess supply of vessels in the container shipping market results in a more active short-term charter market and greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with existing customers or obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by us or our ship managers. For example, the Delmas Keta, GSL Julie, Kumasi and Marie Delmas have not been certified to comply with all U.S., Canadian and Panama Canal regulations, as CMA CGM does not intend to operate them in these waters.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels. We are subject to international conventions and codes, and national, state, and local laws and regulations in the jurisdictions in which our vessels operate or are registered, including, among others, those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions and water discharges. Because such laws and regulations frequently change, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale or current market value or useful lives of our vessels.

A variety of government, quasi-government and private entities require us to obtain permits, licenses or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations and with flag state administrations.

The following is an overview of certain material governmental regulations that affect our business and the operation of our vessels.

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. The IMO has adopted international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap (currently 0.1%) on the sulfur content applicable inside Emission Control Areas, or ECAs. Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Other areas in China are subject to local regulations that impose stricter emission controls. Additional geographical areas may be designated as ECAs in the future.

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011, and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S. Caribbean Sea nitrogen oxide ECAs and for engines installed on or after 2021 for vessels operating in the Baltic and North Sea. For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation. Additional ECAs could be established in the future. The IMO has undertaken a study for a new 0.1% m/m low sulphur ECA in the Mediterranean.

In 2016, the IMO confirmed its decision to implement a global sulfur cap of 0.5% m/m in 2020. This represents a significant cut from the 3.5% m/m global limit currently in place and demonstrates a clear commitment by IMO to ensuring shipping meets its environmental obligations. Effective from January 1, 2020, vessels should either be fitted with exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulfur content fuel or should have undertaken fuel system modification and tank cleaning, allowing the use of more expensive, low sulfur fuel. From March 1, 2020, vessels not fitted with exhaust gas scrubbers cannot have high sulfur content fuel on board.

Our existing time charters call for our customers to supply fuel that complies with Annex VI. It may be that charterers of certain of our vessels will seek to comply with Annex VI by agreeing with us to have exhaust gas cleaning systems installed. The technology for exhaust gas cleaning systems is under development, and the cost estimates for the supply and operation of these systems vary.

These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations.

The IMO has also adopted technical and operational measures aimed at reducing greenhouse gas emissions from vessels. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. The IMO now requires ships of 5,000 gross tonnage, or grt, or more to record and report their fuel consumption to their flag state at the end of each calendar year. The IMO plans to use this data to adopt an initial greenhouse gas emissions reduction strategy.

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur on a fault or strict-liability basis. We believe our vessels comply with the Bunker Convention.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

The IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention,” prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels and requires vessels over 400 grt engaged in international voyages to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time, or subsequent surveys when the anti fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) adopted at MEPC 70 entered into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. As all our existing containerships are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

The IMO also regulates vessel safety. The International Safety Management Code, or the ISM Code, provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires our vessels to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy and implementation procedures. A Safety Management Certificate is issued under the provisions of the SOLAS Convention to each vessel with a Safety Management System verified to be in compliance with the ISM Code. Failure to comply with the ISM Code may subject a party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified. Furthermore, all seafarers are required to meet the standards of the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and be in possession of a valid STCW certificate. Flag states that have ratified the SOLAS Convention and STCW generally employ the classification societies to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liability that applies to violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990, (“OPA”), establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation and Liability Act, (“CERCLA”), governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S., are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including but not limited to assessment of damages, remediation, damages to natural resources such as fish and wildlife habitat, and agency oversight costs. Although our vessels do not carry oil as cargo, they do carry oil as bunkers, or fuel.

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, wilful misconduct or a violation of certain regulations. Similarly, liability limits do not apply (i) under OPA if the responsible party fails or refuses to report the incident where the responsible party knows or has reason to know of the incident or reasonably cooperate and assist as requested in connection with oil removal activities, or (ii) under CERCLA if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard financial assurance certificates, or COFRs, for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

OPA and CERCLA do not prohibit individual states from imposing their own liability regimes with regard to oil pollution or hazardous substance incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. Nevertheless, future changes to OPA, CERCLA and other United States environmental regulations could adversely affect our operations.

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the “waters of the United States” and regulating quality standards for surface waters. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA imposes strict liability in the form of penalties for any unauthorized discharges, and substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” thereby expanding federal authority under the CWA, but following litigation, the EPA and Department of the Army proposed a limited definition of “waters of the United States” in December 2018. The effect of this proposal is still unknown. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done.

The U.S. Environmental Protection Agency, or the EPA, requires certain vessels to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in U.S. waters. The 2013 VGP, which expired on December 19, 2018, was written to include existing U.S. Coast Guard management and ballast water exchange requirements. The EPA will now regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Under NISA, newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels, are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016

VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection form and submission of annual reports. We have submitted NOIs for our vessels where required.    Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The U.S. Coast Guard regulations also require vessels to maintain a vessel-specific ballast water management plan that addresses training and safety procedures, fouling maintenance and sediment removal procedures. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subject our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

European Union Requirements

In waters of the EU, our vessels are subject to regulation by EU-level legislation, including directives implemented by the various member states through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions (Directive 2009/16/EC on Port State Control as amended and supplemented from time to time). Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction in accordance with such standards, and carry out regular surveys of ships in service to ensure compliance with such standards. The EU has adopted legislation (Regulation (EC) No 391/2009 and Directive 2009/15/EC, as amended and supplemented from time to time) that provides member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels (Directive (EU) 2016/802, which consolidates Directive 1999/32/EC and its various amendments) restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. The directive has been amended to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Through Directive 2005/35/EC (as amended by Directive 2009/123/EC and as further amended and supplemented from time to time), the EU requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties. Directive 2000/59/EC (as amended and supplemented from time to time) requires all ships (except for warships, naval auxiliary or other state-owned or state-operated ships on non-commercial service), irrespective of flag, calling at, or operating within, ports of member states to deliver all ship-generated waste and cargo residues to port reception facilities. Under the directive, a fee is payable by the ships for the use of the port reception facilities, including the treatment and disposal of the waste. The ships may be subject to an inspection for verification of their compliance with the requirements of the directive and penalties may be imposed for their breach.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU has adopted a regulation (EU Ship Recycling Regulation (1257/2013)) which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The regulation seeks to facilitate the ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009. The regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory.

The regulation entered into force on December 30, 2013, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

The EU is considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements (as described above in respect of the EU Ship Recycling Regulation (1257/2013)), promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The European Maritime Safety Agency has been established to provide technical support to the EU Commission and member states in respect of EU legislation pertaining to maritime safety, pollution and security. The EU, any individual country or other competent authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement, which was adopted in 2015 by a large number of countries and entered into force in November 2016, deals with greenhouse gas emission reduction measures and targets from 2020 to limit the global average temperature increase to well below 2° Celsius above pre-industrial levels. International shipping was not included in this agreement, but it is expected that its adoption may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

The IMO, EU, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states to 20% below 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Of particular importance, due to the trade intensity in these areas, are four ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), aiming to reduce the levels of ship-generated air pollution and focus on the sulfur content of fuels. As of January 1, 2017, vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulfur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within Chinese emission control areas have implemented this standard. As of January 1, 2019, vessels must switch to fuel with a sulfur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the Inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China should report energy consumption data of their last voyage to China MSA before leaving port (China Regulation on Data Collection for Energy Consumption of Ships). Hong Kong’s current Fuel at Berth Regulation requiring ships to burn fuel with a sulfur content not exceeding 0.5% m/m while at berth are expected to be replaced by a regulation extending the standard to ships operating in Hong Kong waters. Ships not fitted with scrubbers will be required to burn fuel with a sulfur content not exceeding 0.5% m/m within Hong Kong waters, irrespective of whether they are sailing or at berth. In Taiwan, ships not fitted with exhaust gas scrubbers must burn fuel with a sulfur content not exceeding 0.5% m/m when entering its international commercial port areas.

In connection with the introduction of the ban of high sulfur fuel for vessels not fitted with exhaust gas scrubbers, a number of countries are introducing rules as to the type of exhaust gas scrubber that may be acceptable to be operated on vessels, in effect prohibiting the operation in their waters of hybrid or open loop type exhaust gas scrubbers and forcing vessels to use more expensive closed loop systems or to burn low sulfur fuel when sailing in their waters.

International Labor Organization

The International Labor Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Vessel Security Regulations

Since September 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the U.S Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, the SOLAS Convention and the ISPS Code.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is virtually unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. We are members of a number of P&I associations, all of which are included in the International Group. As such, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

C. Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each vessel is owned by a separate wholly-owned subsidiary. Twenty vessels are owned by companies incorporated in Marshall Islands; thirteen vessels are owned by companies incorporated in Cyprus and five by companies incorporated in Hong Kong. In addition, GSLS, a company incorporated in England and Wales and which is directly wholly owned by the holding company, provides certain administrative services to the group.

A list of our subsidiaries and the country of incorporation of each one is provided as Exhibit 8.1 to this Annual Report on Form 20-F.

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in Item 4.B. “Information on the Company—Business Overview.” The vessels are affected by environmental and other regulations. See Item 4.B “Information on the Company – Environmental and Other Regulations”. Our vessels serve as security under our debt agreements. See item 5.B “Operating and Financial Review—Liquidity and Financial Resources – Indebtedness”. We do not own any real property.

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

Overview

We are a containership vessel owner, incorporated in the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.

At December 31, 2018, we owned 38 vessels with a total capacity of 200,615 TEU with an average age, weighted by TEU capacity, of 11.0 years.

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

All of the vessels are fixed on charters, with a balanced range of short term to long term, and an average remaining term of 2.5 years on a weighted by capacity basis. The time charters for nine of our 38 containerships can be terminated before the end second quarter 2019 and a further ten vessels have charters that can be terminated during the second half of 2019. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents affect the actual amount of revenues we receive.

CMA CGM is our main customer and holds 15.6% of our voting rights. Charter payments from CMA CGM are a major source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.

The container shipping industry suffered a cyclical downturn in 2011 and many container shipping companies reported substantial losses. Financial performance of container shipping companies improved in 2012; however, the industry remains under pressure due to oversupply of container ship capacity. Charter payments have been received on a timely basis from 2014 and charterhire was received on a timely basis in 2018 and, as of December 31, 2018, charterhire was up-to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Recent Developments

Poseidon Transaction

On November 15, 2018, we completed the Poseidon Transaction, a strategic combination with Poseidon Containers whereby we acquired Poseidon Containers, including its fleet of 20 containerships, one of which was contracted to be sold, the sale of which was completed in December 2018. On the closing of the Poseidon Transaction, we issued 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible into 12,955,187 Class A common shares upon the occurrence of certain events, to the unitholders of Poseidon Containers and assumed the debt of Poseidon Containers, which amounted to $509.7 million as at November 15, 2018.

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

Revenue Recognition

Our revenue is generated from long-term time charters for each vessel. The charters are regarded as operating leases and provide for a per vessel fixed daily charter rate. Revenue is recorded on a straight-line basis. Assuming our vessels are not off-hire, our charter revenues are fixed for the period of the current charters and, accordingly, little judgment is required to be applied to the amount of revenue recognition. Operating revenue is stated net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.

Vessels in Operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2018 or 2017. Other borrowing costs are expensed as incurred.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the Consolidated Statements of Income.

Vessels acquisitions

The Poseidon Transaction has been accounted for under ASU 2017-01 as an asset acquisition. The vessels acquired on November 15, 2018, described in note 1, were recorded at their fair value, based on valuations obtained from third party independent ship brokers, less negative goodwill arising as a result of the accounting for the overall Poseidon Transaction, allocated pro-rata.

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

Prior to the completion of the Poseidon Transaction on November 15, 2018, the Company allocated an element of the purchase price of a vessel to a drydocking component which was amortized on a straight-line basis to the next anticipated drydocking date.

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. Two drydockings were completed in 2018 for regulatory reasons the total cost of which, excluding the effect of the associated 34 days of offhire, was $2.5 million. Four drydockings were completed in 2017, the total cost of which, excluding the effect of the associated 62 days of offhire, was $4.0 million. Six drydockings were completed in 2016 for regulatory reasons, the total cost of which, excluding the effect of the associated 100 days of offhire, was $7.9 million. One such drydocking was completed in 2015, the total cost of which, excluding the effect of nine days offhire, was $1.5 million.

Impairment of Long-lived Assets

Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached. The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are:

•

charter rates on expiry of existing charters, net of address commissions, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter;

•	off-hire days, which are based on actual off-hire statistics for our fleet;

•	operating costs, based on current levels escalated over time based on long term trends;

•	dry docking frequency, duration and cost;

•	the cost of fitting ballast water treatment systems;

•	estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard; and

•	scrap values.

Whilst charter rates in the spot market and asset values saw overall improvements through 2018, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2018 for the 19 vessels in the GSL Fleet.

As a result, we performed step one of the impairment assessment of each of the vessel groups in the GSL Fleet by comparing the undiscounted projected net operating cash flows for each vessel group to the carrying value of the vessel group.

During the three months ended December 31, 2018, our assessment concluded that step two of the impairment analysis was required for three of our vessels groups that were held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, an impairment loss of $71,834 was recorded for three vessels, shown as “Impairment of vessels” in the Consolidated Statements of Income, being the difference between the fair value of the vessel group (which included the charter attached) and the vessel group’s carrying value.

No impairment test was performed for the vessels comprising the Poseidon Fleet as at December 31, 2018, as no events or circumstances existed indicating that their carrying value may not be recoverable. The carrying value of the vessels at December 31, 2018 was significantly lower than their fair value, mainly as a result of the allocation of negative goodwill arising from the accounting for the Poseidon Transaction.

In September 2018, we agreed with CMA CGM to extend the charter on GSL Julie and entered a new charter with Maersk Line for GSL Ningbo (formerly OOCL Ningbo). These extensions triggered the performance of an impairment test on the two vessels; no impairment was identified.

In January 2018, we agreed with CMA CGM to extend the charter on GSL Tianjin by eight to 12 months (at the charterer’s option) at a fixed rate of $11,900 per day, commencing January 26, 2018. In February 2018, we agreed with OOCL to extend the charter of OOCL Qingdao to between January 1, 2019 and March 15, 2019 (at the charterer’s option) at a fixed rate of $14,000 per day, commencing March 11, 2018. These extensions triggered the performance of an impairment test on the two vessels; no impairment was identified.

The impairment assessment performed for 2017 and 2016 resulted in impairment charges of $87.6 million and $92.4 million, respectively.

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above, and indicates whether their estimated market values, based on charter attached valuations as at December 31, 2018 with the assistance of an independent ship broking firm and totaling $1,331.0 million, are below their carrying values as at December 31, 2018. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. We would not record an impairment for any of the vessels for which the market value based on charter attached valuations is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that show estimated market values below their carrying values exceed such vessels’ carrying values as at December 31, 2018, and accordingly have not recorded any further impairment charge.

As noted above, for impairment testing we assume that charter rates will revert to historic averages after four years, where relevant. Over the last few years, historic average rates have declined as stronger earlier years are replaced with weaker later years. If time charter rates do not show material and sustained improvement, we expect that our average estimated daily time charter rates used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels. In accordance with our accounting policy, if this occurs and we are required to perform any impairment tests, we may be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Sensitivity analysis as at December 31, 2018 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would trigger an increase in the theoretical impairment charge of approximately $4.7 million. A reduction of 5.0% in the assumed charter rates would trigger an increase in the impairment charge of approximately $1.2 million.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at December 31, 2018. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the purchase price and carrying value of each of our vessels as of December 31, 2018:

Vessel Name	Capacity in TEU	Year Built	Purchase Price(1) (in millions of U.S. dollars)	Carrying Value(2) (in millions of U.S. dollars)
CMA CGM Thalassa*	11,040	2008	154.0	107.7
UASC Al Khor	9,115	2015	69.9	69.6
Anthea Y	9,115	2015	69.9	69.6
Maira XL	9,115	2015	69.9	69.6
OOCL Tianjin*	8,667	2005	55.0	46.0
OOCL Qingdao*	8,667	2004	53.6	44.1
OOCL Ningbo*	8,667	2004	53.6	45.3
Mary	6,927	2013	48.3	48.1
Kristina	6,927	2013	48.3	48.2
Katherine	6,927	2013	48.3	48.1
Alexandra	6,927	2013	48.3	48.2
UASC Bubiyan	6,882	2015	54.0	53.8
UASC Yas (3)	6,882	2015	54.0	53.8
CMA CGM Berlioz	6,621	2001	82.0	33.8
Agios Dimitrios	6,572	2011	22.8	22.7
Tasman	5,936	2000	11.4	11.3
Dimitris Y	5,936	2000	11.4	11.3
Ian H	5,936	2000	11.4	11.4
Dolphin II	5,095	2007	12.2	12.2
Orca I	5,095	2006	11.4	11.3
CMA CGM Alcazar*	5,089	2007	94.0	35.0
CMA CGM Château d’If	5,089	2007	94.0	32.3
CMA CGM Jamaica	4,298	2006	67.0	30.3
CMA CGM Sambhar	4,045	2006	67.0	29.0
CMA CGM America	4,045	2006	67.0	28.4
GSL Valerie	2,824	2005	11.5	11.2
Athena	2,762	2003	8.5	8.5
Maira(G)	2,506	2000	5.7	5.7
Nikolas(G)	2,506	2000	5.7	5.7
Newyorker(G)	2,506	2001	6.1	6.1
CMA CGM La Tour(G)*	2,272	2001	37.0	10.3
CMA CGM Manet(G)*	2,272	2001	37.0	10.9
CMA CGM Matisse(G)*	2,262	1999	34.0	8.5
CMA CGM Utrillo(G)*	2,262	1999	34.0	8.4
Delmas Keta(G)	2,207	2003	38.0	4.8
GSL Julie(G)	2,207	2002	38.0	5.2
Kumasi(G)	2,207	2002	38.0	7.9
Marie Delmas(G)	2,207	2002	38.0	8.0

Total			$1,710.2	$1,122.3

(1)

Purchase price for the GSL Fleet consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods, where relevant. Purchase price includes any element allocated to a drydock component. Purchase price for the vessels in the Poseidon Fleet, 2018 are recorded at fair value, based on valuations assessed by independent ship brokers, less negative goodwill arising as a result of the accounting for the Poseidon Transaction, allocated pro-rata to each vessel based on fair value.

(2)	As at December 31, 2018, including unamortized drydocking costs.
(3)	Renamed to M/V Olivia I effective March 19, 2019.
(G)	Indicates geared vessel
*

Indicates vessels for which we believe the market value based on charter attached valuations was lower than the vessel’s carrying value as at December 31, 2018. We believe that the aggregate carrying value of these vessels at December 31, 2018 exceeded their aggregate market value based on charter attached valuations as at December 31, 2018 by approximately $63.1 million.

Share-Based Compensation

We have awarded restricted stock units to certain of our employees. For 2016 and 2017, 20% of the base compensation paid to our directors was in the form of stock issued under the 2015 Equity Incentive Plan, with the number of stock units issued based on a value of $32.00 per unit. The accounting fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. In March 2018, the FASB tentatively approved a proposed amendment to ASU 842, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. As adopted by the Accounting Standards Update No. 2018-11 in July 2018, this practical expedient will allow lessors to elect and account for the combined component based on its predominant characteristic.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, “Codification Improvements to Topic 842, Leases” and in December 2018 the Accounting Standards Update No. 2018-20 “Narrow-scope improvements for lessors”, which further improve and clarify ASU 2016-02. The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of all practical expedients. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its consolidated financial statements since the Company is primarily a lessor and the changes to the lessor model are minor.

The Company is continuing its assessment of other miscellaneous leases and may identify additional impacts this guidance will have on its consolidated financial statements and disclosures. The Company currently does not have any other miscellaneous leases that are greater than 12 months and the Company is the lessee that would be impacted by the adoption of this standard.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 “Codification improvements to Topic 326”, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Results of Operations

Year ended December 31, 2018 compared to Year ended December 31, 2017

	Year ended December 31,
	2018	2017
Operating Revenues	(in millions of U.S. dollars)
Time charter revenue	$157.1	$159.3
Operating Expenses
Vessel operating expenses	(49.3)	(42.7)
Time charter and voyage expenses	(1.6)	(1.0)
Depreciation and amortization	(35.5)	(38.0)
Impairment of vessels	(71.8)	(87.6)
General and administrative expenses	(9.2)	(5.4)

Total operating expenses	(167.4)	(174.7)

Operating Loss	(10.3)	(15.4)

Non-Operating Income (Expense)
Interest income	1.4	0.5
Interest and other finance expense	(48.7)	(59.4)
Other income, net	0.3	0.1
Income taxes	0.0	0.0

Net Loss	(57.3)	(74.2)
Earnings allocated to Series B Preferred Shares	(3.1)	(3.1)

Net Loss available to Common Shareholders	$(60.4)	$(77.3)

Operating Revenues

Operating revenues reflect income under fixed rate time charters in effect and were $157.1 million in the year ended December 31, 2018, a decrease of $2.2 million, or 1.4%, from operating revenues of $159.3 million for 2017. The Poseidon Fleet, acquired on November 15, 2018, contributed operating revenues of $15.9 million. The decrease in operating revenues of $18.1 million for the legacy GSL vessels is mainly due to charter renewals (i) Delmas Keta and GSL Julie where the day rate stepped down in September 2017 from $18,465 per day to $7,800 per day, (ii) GSL Tianjin, where the rate stepped down in October 2017 from $34,500 per day to $13,000 per day and to $11,900 per day in November 2018, (iii) OOCL Qingdao where the rate stepped down in March 2018 from $34,500 per day to $14,000 per day (iv) GSL Ningbo where the day rate stepped down in September, 2018 from $34,500 per day to an initial rate of $11,500 per day, offset by (v) revenue earned by GSL Valerie from July 1, 2018.

There were 7,675 ownership days in 2018 with 98 days offhire, including 34 for regulatory drydockings, giving utilization of 98.7%. In 2017, there were 6,570 ownership days with 102 days offhire, including 62 days for drydockings, giving an overall utilization of 98.4%.

Total Operating Expenses

Total Operating expenses totaled $167.4 million (or 107% of operating revenues) including $71.8 million charge for impairment for the year ended December 31, 2018. Operating expenses, including $87.6 million charge for impairment, totaled $174.7 million for the year ended December 31, 2017 (or 110% of operating revenues). Excluding impairment, operating expenses for 2018 were $95.6 million for 2018 (or 61% of operating revenue) and for 2017 were $87.1 million (or 55% of operating revenues).

Total Operating expenses can be analyzed as follows:

•

Vessel operating expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $49.3 million for the year ended December 31, 2018 (or 31% of operating revenues) compared to $42.7 million for the year ended December 31, 2017 (or 27% of operating revenues). The increase is mainly due to the addition of the Poseidon vessels from November 15, 2018. The average cost per ownership day was $6,420, down $79, from $6,499 for 2017. The decrease is mainly due to lower insurance costs offset by increase in repairs and maintenance costs.

•

Time Charter and voyage expenses: Time charter and voyage expenses, which are voyage expenses for the owner’s account, were $1.6 million for the year ended December 31, 2018 (or 1% of operating revenues) compared to $1.0 million for the year ended December 31, 2017 (or 1% of operating revenues). The increase is mainly due to the addition of the Poseidon vessels from November 15, 2018. The increase is mainly due to increase in brokerage commissions.

•

Depreciation and Amortization: Depreciation and Amortization was $35.5 million (or 23% of operating revenues) for the year ended December 31, 2018, down from $38.0 million (or 24% of operating revenues) in 2017 mainly due to the effect of lower book values for a number of vessels following impairment write downs taken in the fourth quarter 2017, offset by additional depreciation on the Poseidon vessels from November 15, 2018.

•

Impairment of Vessels: Whilst charter rates in the spot market and asset values saw improvements through 2018, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment as at December 31, 2018 which resulted in a non-cash impairment charge of $71.8 million (or 46% of operating revenues) being recognized in the three months ended December 31, 2018. A non-cash charge for impairment was recorded in the fourth quarter 2017, due to continuing poor industry conditions, of $87.6 million (or 55% of operating revenues).

•

General and administrative: General and administrative expenses were $9.2 million (or 6% of operating revenues) in the year ended December 31, 2018, compared to $5.4 million (or 3% of operating revenues) for 2017. The increase is mainly due to costs associated with the Poseidon transaction.

Operating Loss

As a consequence of all preceding items, operating loss was $10.3 million for the year ended December 31, 2018 compared to an operating loss of $15.4 million for the year ended December 31, 2017.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2018 was $1.4 million compared to $0.5 million in 2017 as average cash balances were higher as were interest rates on deposits.

Interest and other finance expenses

Our previous 2019 notes, revolving credit facility and secured term loan were refinanced in October 2017 using the net proceeds from the issuance of $360.0 million principal amount new 9.875% First Priority Senior Secured Notes due 2022, a new $54.8 million secured term loan, and cash on hand.

Interest expense for the year ended December 31, 2018 comprised interest on the new debt structure, including on debt assumed as a result of the Poseidon transaction on November 15, 2018, whereas interest expense for the year ended December 31, 2017 comprised interest of the previous debt structure up to dates in October and on the new debt structure from dates in October. Further, interest expense in 2017 included the premium paid for the redemption of the 2019 notes and the accelerated write off of unamortized original issue discount thereon and deferred financing charges associated with the previous financing structure.

Interest expense for the year ended December 31, 2018, was $48.7 million, including $0.4 million premium paid on the 2020 notes down $10.7 million on interest expense of $59.4 million for the year ended December 31, 2017. The decrease is mainly due to the consequences of the refinancing completed in October 2017 including a charge in 2017 of $8.7 million premium on the redemption of the 2019 notes, the write-off of the remaining balance of original issue discount on the 2019 notes of $1.3 million and the write-off of the remaining balance of deferred financing charges of $4.3 million associated with all debt repaid.

Other income, net

Other operating income, net represents miscellaneous revenue mainly from carrying passengers and sundry recharges to charterers under our time charters. In the year ended December 31, 2018, other operating income, net was $0.3 million, up from $0.1 million in 2017.

Income Taxes

Income taxes for the years ended December 31, 2018 and 2017 were not material as our vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net Loss

For the year ended December 31, 2018, net loss was $57.3 million, after $71.8 million non-cash impairment, compared to a net loss for the year ended December 31, 2017 of $74.2 million, after $87.6 million non-cash impairment charge.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $35.0 million Series B Preferred Shares issued on August 20, 2014 are presented as a reduction of net loss, as and when declared by the Board of Directors. These dividends totaled $3.1 million for each of the years ended December 31, 2018 and 2017.

Net Loss Available to Common Shareholders

Net loss available to common shareholders for the year ended December 31, 2018 was $60.4 million, after $71.8 million non-cash impairment, compared to a net loss available to common shareholders, after $87.6 million impairment charge, of $77.3 million for the year ended December 31, 2017.

Year ended December 31, 2017 compared to Year ended December 31, 2016

	Year ended December 31,
	2017	2016
Operating Revenues	(in millions of U.S. dollars)
Time charter revenue	$159.3	$166.8
Operating Expenses
Vessel operating expenses	(42.7)	(45.4)
Time charter and voyage expenses	(1.0)	(0.7)
Depreciation and amortization	(38.0)	(42.8)
Impairment of vessels	(87.6)	(92.4)
General and administrative expenses	(5.4)	(6.2)

Total operating expenses	(174.7)	(187.5)

Operating Loss	(15.4)	(20.7)

Non-Operating Income (Expense)
Interest income	0.5	0.2
Interest and other finance expense	(59.4)	(44.8)
Other income, net	0.1	0.2
Income taxes	(0.0)	(0.0)

Net Loss	(74.2)	(65.1)
Earnings allocated to Series B Preferred Shares	(3.1)	(3.1)

Net Loss available to Common Shareholders	$(77.3)	$(68.2)

Operating Revenues

Operating revenues reflect income under fixed rate time charters in effect and were $159.3 million in the year ended December 31, 2017, down $7.5 million, or 4.5%, from operating revenues of $166.8 million for 2016. The decrease in operating revenues is mainly due to (i) the 12 month extensions of the charters of GSL Julie and Delmas Keta effective mid-September, 2017, at $7,800 per day compared to $18,465 per day previously, (ii) the new charter of GSL Tianjin to CMA CGM effective late October, 2017 at $13,000 per day compared to $34,500 per day for the expiring charter to OOCL and (iii) a stepdown from the previous charter rate of $18,465 per day for Marie Delmas and Kumasi, effective August 1, 2016, following amendments to these charters, whereby the charter rate reduced to $13,000 per day and further reduced to $9,800 per day from mid-September 2017 as we exercised the first of three options in our favor to extend the charters to end 2018.

There were 6,570 ownership days in 2017 with 102 days offhire, including 62 for regulatory drydockings, giving utilization of 98.4%. In 2016, there were 6,588 ownership days with 103 days offhire (including 100 days for drydockings), giving an overall utilization of 98.4%.

Total Operating Expenses

Total Operating expenses totaled $174.7 million (or 110% of operating revenues) including $87.6 million charge for impairment for the year ended December 31, 2017. Operating expenses, including $92.4 million charge for impairment, totaled $187.5 million for the year ended December 31, 2016 (or 112% of operating revenues). Excluding impairment, operating expenses for 2017 were $87.1 million for 2017 (or 55% of operating revenue) and for 2016 were $95.1 million (or 57% of operating revenues).

Total Operating expenses can be analyzed as follows:

•

Vessel operating expenses: Vessel operating expenses were $42.7 million for the year ended December 31, 2017 (or 27% of operating revenues) compared to $45.4 million for the year ended December 31, 2016 (or 27% of operating revenues). The average cost per ownership day was $6,499, down $386, or 5.6%, from $6,885 for 2016. The reduction is due mainly to lower repair and maintenance costs, partly offset by increased costs for insurance deductibles.

•

Time charter and voyage expenses: Time charter and voyage expenses, were $1.0 million for the year ended December 31, 2017 (or 1% of operating revenues) compared to $0.7 million for the year ended December 31, 2016 (or 0.4% of operating revenues). The increase is mainly due to increase in port expenses.

•

Depreciation and Amortization: Depreciation and Amortization was $38.0 million (or 24% of operating revenues) for the year ended December 31, 2017, down from $42.8 million (or 26% of operating revenues) in 2016 mainly due to the effect of lower book values for a number of vessels following impairment write downs taken in the third and fourth quarters of 2016.

•

Impairment of Vessels: Whilst charter rates in the spot market and asset values saw improvements through 2017, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2017 which resulted in a non-cash impairment charge of $87.6 million being recognized in the three months ended December 31, 2017. A non-cash charge for impairment was recorded in the fourth quarter 2016, due to continuing poor industry conditions, of $63.1 million. A further non-cash impairment charge of $29.3 million was recognized in the three months ended September 30, 2016, following our agreement with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi. Accordingly, the total non-cash impairment charge for the year ended December 31, 2016 was $92.4 million (or 55% of operating revenues).

•

General and administrative: General and administrative expenses were $5.4 million (or 3% of operating revenues) in the year ended December 31, 2017, compared to $6.2 million (or 4% of operating revenues) for 2016. The reduction is mainly due to lower staff costs and professional fees.

Operating Loss

As a consequence of all preceding items, operating loss was $15.4 million for the year ended December 31, 2017 compared to an operating loss of $20.7 million for the year ended December 31, 2016.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2017 was $0.5 million compared to $0.2 million in 2016 as average cash balances were higher as were interest rates on deposits.

Interest and other finance expenses

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

Interest expense for the year ended December 31, 2017, was $59.4 million, up $14.6 million on interest expense of $44.8 million for the year ended December 31, 2016. The increase is mainly due to the consequences of the refinancing completed in October 2017 including a premium on the redemption of the 2019 notes of $8.7 million, the write off of the remaining balance of original issue discount on the 2019 notes of $1.4 million and the write off of the remaining balance of deferred financing charges of $4.3 million associated with all debt repaid. In contrast, interest expense for the year ended December 31, 2016 was reduced by $1.9 million gain on the open market purchases of $18.0 million principal amount of the 2019 notes in November 2016.

Other income, net

Other income, net represents miscellaneous revenue mainly from carrying passengers and sundry recharges to charterers under our time charters. In the year ended December 31, 2017, other operating income was $0.1 million, down from $0.2 million in 2016.

Income Taxes

Income taxes for the years ended December 31, 2017 and 2016 were not material as the vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net Loss

For the year ended December 31, 2017, net loss was $74.2 million, after $87.6 million non-cash impairment, compared to a net loss for the year ended December 31, 2016 of $65.1 million, after $92.4 million non-cash impairment charge.

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

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. The average cost of the 18 drydockings completed on vessels in the current fleet between January 2013 and December 2018 was $1.2 million with an average loss of revenue of $0.3 million while the relevant vessel was offhire. This amount does not include any allowance for the installation of ballast water treatment systems or other vessel enhancements. Two regulatory drydockings were completed in 2018, four in 2017 and six in 2016. We have included a schedule of the next anticipated drydocking date for each of our vessels in Item 4. “Business—Inspection by Classification Societies.” In future years there will be incremental costs for compliance with ballast water management regulations and most likely with emission control regulations; see Item 4. “Business—Environmental and Other Regulations.”

The main factor affecting operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance and, other than from any asset sales and purchases, are the payments for costs of drydockings, the timing of the payment of interest on the 2022 notes, which is due to be paid semi-annually on May 15 and November 15 each year, and quarterly on our other debt and amortization of our 2022 notes and other debt.

We are required to repay $40.0 million in each of the first three years and $35.0 million annually thereafter, across both the 2022 notes and the related secured term loan provided by Citibank. The secured term loan has minimum fixed amortization whereas, as long as amounts are outstanding under that loan, amortization of the 2022 notes is at the option of the noteholders. Around the first anniversary of the issue of the 2022 notes, we offered to redeem $20.0 million nominal amount of the 2022 notes at a purchase price of 102%. The offer was fully accepted and $20 million nominal amount of the 2022 notes were redeemed and cancelled. If any portion of the offer had not accepted, it would have been applied to repay the secured term loan at par. Around the second anniversary of the issue of the 2022 notes, we will offer to redeem a further $20.0 million of the 2022 notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the secured term loan at par. Should the amount outstanding under the loan be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 notes at 102%. Around the third anniversary of the issue of the 2022 notes, we will mandatorily redeem $40.0 million of the 2022 notes at a purchase price of 102%, less any amount remaining under the secured term loan. Around the fourth anniversary of the issue of the 2022 notes, we will mandatorily redeem $35.0 million of the 2022 notes at a purchase price of 102%. The minimum repayments of the secured term loan are four instalments of $10.0 million semi-annually commencing April 30, 2018, and two subsequent instalments of $7.4 million; the final maturity date of the loan is no later than October 31, 2020. We are also required to pay a minimum of $24.1 million of amortization in 2019 on the $514.4 million outstanding on other secured term loans and minimum amortization of $22.2 million and balloon payment of $267.8 in 2020.

As indicated in “F. Tabular Disclosure of Contractual Obligations,” below, interest payment obligations for 2019 are $67.8 million, for 2020 and 2021 are $104.8 million and for 2022 and 2023 are $33.4 million. The dividend on the $35.0 million Series B Preferred Shares amounts to $3.1 million each year.

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

At December 31, 2018, we had $889.2 million of debt outstanding of which $340.0 million was for our 2022 notes which carry interest at a fixed rate of 9.875%, $38.5 million was provided by Blue Ocean at a fixed rate of interest of 10.0% and $510.7 million was floating rate debt across a number of facilities and bearing interest at LIBOR plus an average margin of approximately 4.00% . Assuming LIBOR to be 2.5%, quarterly interest on total gross debt at December 31, 2018, without taking into account amortization, would amount to approximately $17.7 million.

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

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2018, we had $90.1 million in cash and cash equivalents, including restricted cash. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling, Euros and HK dollars. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

Our floating rate debt is represented by drawings under a number of secured credit facilities. We have in the past, and may in the future, enter into hedging instruments, including interest rate swap agreements, to hedge our cash flows. We would not enter into derivatives for trading or speculative purposes.

The table below shows our consolidated cash flows for each of the three years ended December 31, 2018, 2017 and 2016

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net loss	$(57.3)	$(74.2)	$(65.1)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35.5	38.0	42.8
Vessel impairment	71.8	87.6	92.4
Gain on repurchase of secured notes	—	—	(2.9)
Amortization of deferred financing costs	4.6	7.8	3.6
Amortization of original issue discount/premium on repurchase of notes	1.2	11.6	2.2
Amortization of intangible liability/asset-charter agreements	(1.3)	(1.8)	(2.1)
Share based compensation	0.1	0.3	0.3
Movement in working capital	(6.9)	(2.4)	0.4

Net cash provided by operating activities	47.7	66.9	71.6
Cash flows from investing activities:
Acquisition of vessels	(11.4)	—	—
Net proceeds from sale of vessels	14.5	—	(0.3)
Cash paid for vessel improvements	(0.2)	(0.3)	—
Cash paid for other assets	—	(0.0)	(0.0)
Cash paid for drydockings	(2.6)	(4.6)	(6.6)
Cash acquired from Poseidon transaction, net of capitalized expenses	24.0	0.0	0.0

Net cash provided by/(used in) investing activities	24.3	(4.9)	(6.9)
Cash flows from financing activities:
Proceeds from issuance of secured notes	—	356.4	—
Repurchase of secured notes	(20.4)	(374.8)	(51.5)
Proceeds from drawdown of credit facilities	8.1	54.8	—
Repayment of credit facilities	(37.8)	(63.5)	(9.5)
Deferred financing costs paid	(2.0)	(12.7)	—
Series B Preferred Shares-dividends paid	(3.1)	(3.1)	(3.1)

Net cash used in financing activities	(55.2)	(42.9)	(64.1)
Net increase in cash and cash equivalents and restricted cash	16.8	19.1	0.6
Cash and cash equivalents and restricted cash at beginning of the year	73.3	54.2	53.6

Cash and cash equivalents and restricted cash at end of the year	$90.1	$ 73.3	$54.2

Year ended December 31, 2018 compared to Year ended December 31, 2017

Net cash provided by operating activities was $47.7 million for the year ended December 31, 2018 reflecting mainly net loss of $57.3 million, adjusted for depreciation and amortization of $35.5 million, impairment of $71.8 million, amortization of deferred financing costs and original issue discount of $5.8 million, including $0.4 million premium paid on repurchase of our 2022 notes, share-based compensation of $0.1 million, less movements in working capital of $6.9 million and amortization of intangible liabilities/assets of $1.3 million.

Net cash provided by operating activities for the year ended December 31, 2018 at $47.7 million was $19.2 million lower than in 2017 mainly due to the reduction in operating revenues of $2.2 million from lower charter rates on some vessels offset by the contribution from the Poseidon Fleet from November 15, 2018, increased vessel operating expenses and time charter and voyage expenses from the Poseidon Fleet, costs associated with the Poseidon Transaction, offset by reduced interest and other financial expenses due to 2017 including costs associated with the refinancing completed in October 2017, including premium on redemption of all of the outstanding 2019 notes. In addition, movement in working capital was $ 4.5 million higher in 2018 compared to 2017 mainly due to the Poseidon Transaction.

Net cash provided by investing activities for the year ended December 31, 2018 was $24.3 million, including $24.0 million on completion of the Poseidon Transaction, $14.5 million proceeds from sale of Argos, offset by $11.4 million for the purchase of GSL Valerie and $2.6 million for drydockings. In 2017, net cash used in investing activities was $4.9 million, mainly from $4.6 million for drydocking costs.

Net cash used in financing activities for the year ended December 31, 2018 was $55.2 million, including $37.8 million repayment of credit facilities, $20.4 million repayment of the 2022 notes, $2.0 million deferred financing costs paid and $3.1 million dividend paid on the Series B Preferred Shares, offset by $8.1 million net drawdown from a new secured term loan for partly finance the acquisition of GSL Valerie. Net cash used in financing activities for the year ended December 31, 2017 was $42.9 million including $356.4 million net proceeds from the issuance of the 2022 notes and $54.8 million proceeds from the new secured term loan less $374.8 million for the repurchase of the 2019 notes including premium, $63.5 million repayment of the previous revolving credit facility and secured term loan, $12.7 million deferred financing costs paid and $3.1 million dividend paid on the Series B Preferred Shares.

Overall, there was a net increase in cash and cash equivalents and restricted cash of $16.8 million in the year ended December 31, 2018, resulting in closing cash of $90.1 million compared to closing cash of $73.3 million at December 31, 2017.

Year ended December 31, 2017 compared to Year ended December 31, 2016

Net cash provided by operating activities was $66.9 million for the year ended December 31, 2017 reflecting mainly net loss of $74.2 million, adjusted for depreciation of $38.0 million, impairment of $87.6 million, amortization of deferred financing costs and original issue discount of $19.4 million, including $5.8 million accelerated write-off resulting from refinancing completed in October 2017, share-based compensation of $0.3 million, less movements in working capital of $2.4 million and amortization of intangible liabilities/assets of $1.8 million.

Net cash provided by operating activities for the year ended December 31, 2017 at $66.9 million was $4.7 million lower than in 2016 mainly due to the reduction in operating revenues of $7.5 million from lower charter rates on some vessels and costs associated with the refinancing, including $8.7 million premium paid on the redemption of the 2019 notes in October 2017.

Net cash used in investing activities for the year ended December 31, 2017 was $4.9 million, including $4.6 million for drydockings. In 2016, net cash used in investing activities was $6.9 million including $6.6 million for drydocking costs.

Net cash used in financing activities for the year ended December 31, 2017 was $42.9 million, including $356.4 million net proceeds from the issuance of the 2022 notes and $54.8 million proceeds from the new secured term loan less $374.8 million for the repurchase of the 2019 notes including premium, $63.5 million repayment of the previous revolving credit facility and secured term loan, $12.7 million deferred financing costs incurred and $3.1 million dividend paid on the Series B Preferred Shares. For 2016, net cash used in financing activities was $64.1 million and included $51.5 million repurchase of 2019 notes, $9.5 million repayment of the secured term loan and $3.1 million dividend paid on the Series B Preferred Shares.

Overall, there was a net increase in cash and cash equivalents of $19.1 million in the year ended December 31, 2017, resulting in closing cash of $73.3 million compared to closing cash of $54.2 million at December 31, 2016.

Indebtedness

Our indebtedness as at December 31, 2018 comprised:

Lender	December 31, 2018 $ million	Collateral vessels	Interest Rate	Final maturity date
2022 notes	340.0	GSL Fleet (18 vessels)	9.875%	November 15, 2022
GSL Citi Term Loan	34.8	GSL Fleet (18 vessels)	LIBOR plus 3.25%	October 31, 2020
GSL Hayfin Loan Facility	8.1	GSL Valerie	LIBOR plus 5.50%	July 16, 2022
Poseidon - DVB Bank	51.1	Maira, Nikolas, Newyorker, Mary	LIBOR plus 2.85%	December 31, 2020
Poseidon - Credit Agricole	53.1	Dolphin II, Athena, Kristina	LIBOR plus 2.75%	December 31, 2020
Poseidon - Blue Ocean	23.8	Agios Dimitrios	LIBOR plus 4.00%(2)	December 31, 2020
Poseidon - ABN - AMRO Bank	62.2	Katherine, Orca I	LIBOR plus 3.42%(1)	December 31, 2020
Poseidon - ATB	17.1	Tasman, Dimitris Y, Ian H	LIBOR plus 3.90%	December 31, 2020
Poseidon - Credit Agricole	80.0	Alexandra, UASC Bubiyan, UASC Yas	LIBOR plus 3.00%(2)	June 30, 2020
Poseidon - Blue Ocean	38.5	Alexandra, UASC Bubiyan, UASC Yas	10.00% fixed	October 3, 2023
Poseidon- Deutsche, CIT - Senior	141.9	Al Khor, Anthea Y, Maira XL	LIBOR plus 3.00%	June 30, 2022
Poseidon- Deutsche, Blue Ocean - Junior	38.6	Al Khor, Anthea Y, Maira XL	LIBOR plus 10.00%	June 30, 2022

	889.2

(1)	Increases to LIBOR plus 3.50% from March 31, 2019
(2)	Bears interest on $18.8 million of principal.
(3)	LIBOR plus 3.00% for the first six months up to April 5, 2019, then LIBOR plus 3.25% for the next 12 months up to April 5, 2020 and then LIBOR plus 3.50%

Notes

9.875% First Priority Secured Notes due 2022

On October 31, 2017, we issued $360.0 million in aggregate principal amount of 9.875% First Priority Secured Notes due 2022 (the “2022 notes”) in a private placement.

The 2022 notes mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356.4 million.

The 2022 notes bear interest at a coupon rate of 9.875% per annum, and is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2018 the 2022 notes were secured by first priority ship mortgages on 18 of our vessels in the GSL Flee) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 notes are fully and unconditionally guaranteed, jointly and severally, by our relevant 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

We are required to have a minimum cash balance of $20.0 million on each test date, being March 31, June 30, September 30 and December 31 in each year.

We are required to repay $40.0 million each year for the first three years and $35.0 million thereafter, across both the 2022 notes and the Citibank Super Senior Term Loan (“Citi Term Loan”). See “—$54.8 Million Citibank Super Senior Term Loan” below. The Citi Term Loan has minimum fixed amortization whereas as long as amounts are outstanding under the Citi Term Loan, amortization of the 2022 notes is at the option of the noteholders, who can accept or reject an annual tender offer which we are obliged to make. In December 2018, the tender offer was accepted in full and we repurchased $20.0 million nominal amount of the 2022 notes at a purchase price of 102%. Around the second anniversary of the issue of the 2022 notes, we will further offer to redeem $20.0 million of the 2022 notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Citi Term Loan at par. Should the amount outstanding under the Citi Term Loan be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 notes at 102%. Around the third anniversary of the issue of the 2022 notes, we will mandatorily redeem $40.0 million of the 2022 notes at a purchase price of 102%, less any amount remaining under the Citi Term Loan. Around the fourth anniversary of the issue of the 2022 notes, we will mandatorily redeem $35.0 million of the 2022 notes at a purchase price of 102%.

On December 20, 2018, we entered into a First Supplemental Indenture of the 2022 notes under which the date beginning on which we are permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of our consolidated net profit after taxes for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.

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

As of December 31, 2018, the outstanding balance on the 2022 notes was $340.0 million.

Credit Facilities

$54.8 million Citibank Super Senior Term Loan

On October 26, 2017, and in connection with our 2022 notes, we entered into a $54.8 Million Super Senior Term Loan with Citibank N.A. The proceeds of this facility were used, together with the proceeds of our 2022 notes and cash on hand, to refinance our 10.000% first priority secured notes due 2019 and other debt then outstanding. The term loan matures on October 31, 2020. The term loan is cross-collateralized on a first priority basis with the collateral under our 2022 notes, including 18 vessels in the GSL Fleet. The term loan is to be amortized in four semi-annual instalments of $10.0 million followed by two semi-annual instalments of $7.4 million. Amortization may be accelerated, as described above in “—Indebtedness—Notes—9.875% First Priority Secured Notes due 2022.”

The term loan bears interest at LIBOR plus a margin of 3.25%.

As of December 31, 2018, the outstanding balance on this facility was $34.8 million.

$65.0 million Hayfin Non-Revolving Secured Term Loan Facility

We agreed a new $65 million Non-Revolving Secured Term Loan Facility with Hayfin Services LLP, as agent and service agent, and other financial institutions, on September 7, 2018. The facility provides for a secured term loan of up to $65 million, which is available for drawing until May 10, 2019. The facility matures on July 16, 2022. The proceeds of this loan are to be used to finance our acquisition of feeder container vessels with carrying capacities of 1,000 to 3,600 TEU, with such borrowed amounts not to exceed the lower of scrap value, calculated at $400 per lightweight tonne and 65% of the charter free market value of the vessel to be acquired. On September 10, 2018, we drew down approximately $8.1 million in connection with our acquisition of GSL Valerie.

The facility bears interest at LIBOR plus a margin of 5.5%.

As of December 31, 2018, the outstanding balance of this facility was $8.1 million.

$52.6 million DVB Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $51.1 million related to Maira, Nikolas, Newyorker and Mary, provided by DVB Bank SE (“DVB”). The facility agreement is dated July 18, 2017, with initial drawdown amount of $52.6 million and final maturity of December 31, 2020.

The facility has a repayment schedule, along with a cash sweep clause, whereby excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B, each amounting to $5.5 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $4.4 million payable on December 31, 2020. Tranche C, amounting to $5.8 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $4.7 million payable on December 31, 2020. Tranche D, of the remaining $35.8 million, is scheduled to be repaid in four consecutive quarterly instalments of $1.1 million starting from March 31, 2020 and a balloon payment of $31.5 million payable also on December 31, 2020. In addition, certain financial covenants will apply starting from January 1, 2020.

The facility bears interest at LIBOR plus a margin of 2.85% per annum.

As of December 31, 2018, the outstanding balance on this facility was $51.1 million.

$55.7 million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $54.0 million relating to Dolphin II, Kristina and Athena, provided by Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement is dated August 11, 2017, with initial drawdown amount of $55.7 million and final maturity of December 31, 2020.

The facility has a repayment schedule, along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A, amounting to $19.4 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $18.0 million payable on December 31, 2020. Tranche B, amounting to $10.5 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.2 million starting from March 31, 2020 and a balloon payment of $9.7 million payable on December 31, 2020. Tranche C, amounting to $25.8 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.8 million starting from March 31, 2020 and a balloon payment of $22.4 million payable also on December 31, 2020. In addition, certain financial covenants will apply starting from January 1, 2020.

This facility bears interest at LIBOR plus a margin of 2.75% per annum.

As of December 31, 2018, the outstanding balance on this facility was $53.1 million.

$24.5 million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, we assume debt outstanding of $24.2 million relating to Agios Dimitrios provided by Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement is dated August 11, 2017, with initial drawdown amount of $24.5 million and final maturity of December 31, 2020.

The facility has a repayment schedule, along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive quarterly instalments of $0.6 million starting from March 31, 2020 and a balloon payment of $21.9 million payable on December 31, 2020.

This facility bears interest on $18.8 million of principal at LIBOR plus a margin of 4.0% per annum.

As of December 31, 2018, the outstanding balance on this facility was $23.8 million.

$65.3 million ABN AMRO Bank Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $64.3 million relating to Orca II and Katherine provided by ABN AMRO Bank N.V. The agreement is dated August 30, 2017, with initial drawdown amount of $65.3 million and final maturity of December 31, 2020.

The facility has a repayment schedule, along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive instalments in the amount of $1.1 million starting from March 31, 2020 plus a balloon instalment of $60.8 million on December 31, 2020.

This facility bears interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.

As of December 31, 2018, the outstanding balance on this facility was $62.2 million.

$17.1 million Amsterdam Trade Bank N.V. Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of 17.1 million relating to Tasman, Dimitris Y and Ian H provided by Amsterdam Trade Bank N.V. The agreement is dated October 9, 2018 with initial drawdown amount of $17.1 million divided in three tranches of $5.7 million each and final maturity of December 31, 2020.

The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche is scheduled to be repaid in four consecutive quarterly instalments of $110,000 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5.3 million on December 31, 2020.

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

As of December 31, 2018, the outstanding balance on this facility was $17.1 million.

$80.0 million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $80.0 million relating to Alexandra, UASC Bubiyan and UASC Yas provided by Credit Agricole. The agreement is dated October 3, 2018, with initial drawdown amount of $80.0 million and final maturity of June 30, 2020.

The Facility shall be repaid in seven equal quarterly instalments of $1.5 million each, the first such instalment due three months from the utilization date, plus a final balloon of $69.5 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.

As of December 31, 2018, the outstanding balance on this facility was $80.0 million.

$38.5 million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $38.5 million relating to Alexandra, UASC Bubiyan and UASC Yas provided by Blue Ocean. The agreement is dated October 3, 2018, with initial drawdown amount of $38.5 million and final maturity of October 3, 2023.

The Facility is scheduled to be repaid in one instalment at maturity date and bears interest at 10.0% fixed, payable quarterly in arrears.

As of December 31, 2018, the outstanding balance on this facility was $38.5 million.

$180.5 million Deutsche, CIT, Entrust Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $180.5 million relating to UASC Al Khor, Maira XL and Anthea Y provided by Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180.5 million and final maturity of June 30, 2022.

On December 31, 2018, the borrowers entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the facility such that it was split into a senior facility in an amount of $141.9 million (“Senior Facility”) and a junior facility in an amount of $38.6 million (“Junior Facility”). The Lenders of the Senior Facility are Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Deutsche Bank AG, Blue Ocean, and Entrustpermal ICAV. The final maturity of both Facilities (Senior and Junior) is June 30, 2022. In addition to the repayment schedule, a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.

Senior Facility

The Senior Facility comprised of three tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $0.9 million with the first such instalment due three months from the utilization date, and a final instalment of $35.1 million. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.2 million. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.3 million.

The Senior Facility bears interest at LIBOR plus 3.0% payable quarterly in arrears.

As of December 31, 2018, the outstanding balance on the Senior Facility was $141.9 million.

Junior Facility

The Junior Facility comprised of in three Tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million.

The Junior Facility bears interest at LIBOR plus 10.0% payable quarterly in arrears.

As of December 31, 2018, the outstanding balance on the Junior Facility was $38.6 million.

Covenants

Certain of our credit facilities have financial covenants, which require us to maintain, among other things:

•	minimum consolidated liquidity of not less than $12.5 million, or an average of $300,000 per vessel, whichever is higher;

•	minimum net worth of not less than $50.0 million;

•

minimum market value of collateral for each credit facility, such that the aggregate market value of the vessels collateralizing the particular credit facility is between 125% and 135%, depending on the particular facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall; and

•

book leverage ratio (the ratio of total borrowings divided by total assets) and value adjusted leverage ratio (the ratio of total interest-bearing debt divided by the value adjusted total assets) of not more than 75%.

The agreements governing our indebtedness also contain undertakings restricting us from, among other things:

•	incur additional indebtedness or issue certain preferred stock;

•	make any substantial change to the general nature of our business;

•	pay dividends on or repay or distribute any dividend or share premium reserve;

•	redeem or repurchase capital stock;

•	create or impair certain securities interests, including liens;

•	transfer or sell certain assets;

•	enter into certain transactions other than arm’s length transactions;

•	acquire a company, shares or securities or a business or undertaking;

•	enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or sell all or substantially all of our properties or assets;

•	experience any change in the position of Executive Chairman; and

•	change the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel.

Our secured credit facilities are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	first priority assignment of earnings and insurances from the mortgaged vessels;

•	pledge of the earnings account of the mortgaged vessel;

•	pledge of the equity interest of each of the vessel-owning subsidiaries; and

•	corporate guarantees.

Repaid Debt

Secured Term Loan

On July 29, 2015, we entered into a $35.0 million secured term loan with DVB. The entire amount was drawn on September 10, 2015. The borrower was Global Ship Lease 20 Limited, our subsidiary and owner of the OOCL Tianjin, which vessel was secured to the facility. Borrowings under the secured term loan carried interest at LIBOR plus a margin of 2.75% per annum up to November 30, 2018 and 3.25% thereafter, payable at least quarterly in arrears or at the end of certain other interest periods. The secured term loan was guaranteed by Global Ship Lease, Inc. The loan was fully repaid and cancelled in October 2017 as part of our refinancing.

DVB Credit Facility

On November 14, 2018, the vessel owning company of Argos entered into a deed of amendment and restatement of a loan agreement for a $14.3 million credit facility with DVB. This facility was fully repaid on December 19, 2018, following the sale of the vessel.

The 2019 Notes and the Indenture

The 2019 notes were issued under an indenture, dated as of March 19, 2014, among the Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent. The 2019 notes were fully redeemed on October 31, 2017 as part of our refinancing.

Revolving Credit Facility

In connection with the private placement of our 2019 notes, we and GSLS Limited, as initial borrowers, and together with each of our 17 subsidiaries that owned Mortgaged Vessels, as initial guarantors, entered into a credit agreement dated as of March 19, 2014, with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank International plc, as facility agent and Deutsche Bank Trust Company Americas, as security agent, together with security and other agreements, which provided for our revolving credit facility. Borrowings under the revolving credit facility carried interest at LIBOR plus a margin of 3.25% per annum, payable at least quarterly in arrears or at the end of certain other interest payment periods. The revolving credit facility was fully repaid and cancelled in October 2017 as part of the refinancing.

Leverage

As at December 31, 2018, we had a total of $889.2 million of gross debt, comprising $340.0 million of fixed rate debt under our 2022 notes and $38.5 million fixed rate facility in Poseidon, and $510.7 million floating rate debt being $34.8 outstanding under the Citibank Super Senior Term Loan, $8.1 million under the Hayfin Non-Revolving Secured Term Loan Facility and $467.8 million under the floating rate credit facilities assumed as part of the Poseidon transaction.

Our liquidity requirements are significant, primarily due to drydocking costs and debt service requirements. As indicated in “—F. Tabular Disclosure of Contractual Obligations,” below, minimum amortization of debt in 2019 totals $64.1 million and interest is $67.8 million. The table shows minimum amortization of debt of $378.2 million for 2020 and 2021; interest in that period would be $104.8 million. The table shows minimum amortization of debt of $446.9 million for 2022 and 2023; interest in that period would be $33.4 million. Finally, the dividend on the $35.0 million Series B Preferred Shares amounts to $3.1 million each year.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months following the issuance of this Form 20-F, including working capital requirements, drydocking costs, interest and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions and the provisions of the indenture governing the 2022 notes and of the agreement governing the secured term loan, seek to repurchase debt securities that we have issued or repay loans that we have borrowed, including the 2022 notes and borrowings under our other credit facilities, in privately-negotiated or open market transactions, by tender offer or otherwise.

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs including amortization and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf. Charterhire is payable by our charterers 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business—We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under the 2022 notes and our other borrowings, amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B Preferred Shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of each of the 18 drydockings completed on vessels in the fleet between January 2013 and December 2018 was $1.2 million, with an average loss of revenue of $0.3 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled Item 4.B. “Information on the Company—Business Overview—Inspection by Classification Societies.”

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

C. Research and Development

None.

D. Trend Information

Container shipping plays a fundamental role in world trade, with growth in containerized trade volumes historically correlated to growth in global GDP. The industry is both seasonal and cyclical, but has shown positive demand growth in every year of its history except 2009. Between 2000 and 2007, during a period of super-cyclical growth partly fueled by a significant increase in trade with China, containerized trade exhibited annual growth averaging almost 11%. The global financial crisis, from late 2008, prompted a contraction of demand, with 2009 volumes falling by over 8%. In 2010, demand rebounded, with volume growth of approximately 15%. From 2011 through 2017, containerized trade grew, year-on-year, by between 1.7% and 7.4%. In 2018, containerized trade is estimated to have grown approximately 3.9%, notwithstanding negative sentiment, including from increased trade tensions between the US and China, particularly in the second half of the year. On the supply side, cellular containership capacity grew annually by between 1.3% and 8.6% in the years 2011 through 2017. With much reduced levels of scrapping, net supply growth in 2018 is estimated at 5.1%.

The period of super-cyclical growth, combined with operators seeking reduced slot costs through economies of scale achievable with ever larger vessels, led to a significant orderbook of new containerships. In December 2008, the orderbook was estimated to represent over 60% of existing global capacity measured in TEU. Since then, however, the industry has been adjusting to lower demand growth, capital constraints, and consolidation. By the end of 2018, the overall orderbook-to-fleet ratio was down to 12.3%; for mid-size and smaller vessels (10,000 TEU and below), it was 3.8%.

Vessel newbuilding prices, second hand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand, combined with sentiment. From 2000 through 2018, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $44 million, with prices ranging between $33 million (2017) and $67 million (2008). During the same period, secondhand values for a 10-year old vessel of similar size averaged $24 million and ranged between $5 million (2016) and $52 million (2005). Meantime, spot market charter rates for such tonnage averaged about $17,550 per day and ranged between $5,150 (2016) and $44,000 (2005). In December 2018, prevailing spot market charter rates were around $9,250 per day, with newbuilding prices at approximately $39 million and second hand values at about $11 million.

Negative sentiment from the second half of 2018 also impacted the beginning of 2019. However, after Chinese New Year in February, charter rates for larger mid-size vessels have firmed materially; rates for 8,500 TEU vessels increased from lows of around $12,000 per day in the Fall of 2018 to around $21,000 per day in early March 2019. Although downside risks remain, potential upside catalysts for the industry include a constructive outcome to trade discussions between the US and China, and the imminent implementation of IMO 2020 emission control regulations. The latter is expected to reduce the effective supply of containerships through a combination of vessel withdrawals for the retro-fitting of scrubbers, and a further reduction in operating speeds to reduce consumption of more expensive, low-sulfur fuel.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as at December 31, 2018. These amounts do not include dividends on the Series B Preferred Shares which amount to $3.1 million annually. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long-term debt obligations, excluding interest(1)	$64.1	$378.2	$446.9	$—	$889.2
Interest on long-term debt(2)	67.8	104.8	33.4	—	206.0
Ship management agreements(3)	11.7	24.2	1.1	—	37.0

Total	$143.6	$507.2	$481.4	$—	$1,132.2

(1)

Consists of total debt outstanding as at December 31, 2018 of $340.0 million aggregate principal amount of the 2022 notes, $34.8 million under our Citibank Super Senior Term Loan, $8.1 million under the Hayfin Non-Revolving Secured Term Loan Facility and $506.3 million under the Poseidon credit facilities. The table reflects the annual redemption of the 2022 notes and amortization of the Citibank Super Senior Term Loan, as relevant, as well as the scheduled fixed amortization and final repayments of all other credit facilities, excluding future cash sweeps other than the sweep paid in the first quarter 2019 reflecting excess cash generated in fourth quarter 2018, as defined in the relevant credit facilities.

(2)

Represents aggregate interest payments at the fixed rate of 9.875% on the 2022 notes, and at the fixed rate of 10.00% on the Blue Ocean credit facility and on all of our floating rate debt at the relevant margin plus LIBOR at 2.5%

(3)

Reflects the fees payable to our ship managers for (i) two-month notice period required in connection with the termination of the eight ship management contracts in place with CMA Ships and one other manager as at December 31, 2018, (ii) the three-month notice period required in connection with the 11 ship management contracts with our other ship manager, both based on the annual management fee of $123,000, and (iii) the minimum term of 36 months for the ship management agreements with Technomar, from the actual or anticipated effective date of these contracts, as a daily rate of €685 and an exchange rate of 1.145 USD:Euro, inflated at 2.5% annually and brokerage commissions payable to our commercial manager, Conchart, for the current employment of the fleet, up to earliest date of delivery. The obligations to our ship managers do not include any amount for the reimbursement of daily operating costs incurred by them on our behalf.

G. Safe Harbor

See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2018 are listed below:

Name	Age	Position
George Giouroukos	53	Executive Chairman
Michael S. Gross	57	Director
Alain Wils	75	Director
Philippe Lemonnier	58	Director
Michael Chalkias	48	Director
Henry Mannix III	39	Director
Alain Pitner	69	Director
Menno van Lacum	48	Director
Ian J. Webber	61	Chief Executive Officer
Thomas A. Lister	49	Chief Commercial Officer
Anastasios Psaropoulos	40	Chief Financial Officer

George Giouroukos: Mr. Giouroukos has been our Executive Chairman since November 2018 when the strategic combination with Poseidon Containers was completed. He has been involved in Shipping since 1993, when he joined a major Greek shipowning company and worked in various departments. He founded Technomar, an internationally recognized ship management company, in 1994, where he has served as Managing Director. With over 25 years of experience in the sector, he has negotiated and executed over 200 secondhand and newbuilding vessel transactions, creating partnerships with a number of major shipping banks resulting in co-investment of approximately $230 million in workout transactions. He has also partnered with Private Equity firms to jointly invest in container and dry bulk vessels. Mr. Giouroukos serves as the Chairman of the Hellenic Advisory Committee of International classification society, RINA and holds a Bachelor in Mechanical Engineering from University College London and a Master in Engineering from Brunel University.

Michael S. Gross: Mr. Gross has been a director since inception and was Chairman from September 2008 to November 2018 when the strategic combination with Poseidon Containers closed. Since 2010, Mr. Gross has been the Chairman of the board of directors and Chief Executive Officer of Solar Senior Capital Ltd. Since 2007, Mr. Gross has served as the Chairman and Chief Executive Officer of Solar Capital Ltd, a finance company focusing on debt and equity investments in leveraged companies. From 2004 to 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. (“AIM”), the investment adviser to AIC. From 1990 to 2006 Mr. Gross was a senior partner of Apollo Management, a leading private equity firm which he co-founded in 1990.

Alain Wils: Mr. Wils has been a director since May 2014. He is a consultant in the shipping and logistics industries, after more than 40 years of experience in the sector. Mr. Wils joined the CMA CGM group in 1996 as managing director of the previously state-owned shipping company, CGM, on its acquisition by CMA. He was appointed an executive board member of CMA CGM in 2001 on the merger of CMA and CGM until his retirement in 2008. From 1992 to 1996, he was chairman and CEO of Sceta International, later renamed Geodis International, a leading European logistics and freight forwarding company. He was the managing director of the shipping group Delmas Vieljeux, which he joined in 1971, from 1982 to 1992. Mr. Wils, who is a graduate of HEC Paris and of Paris University, was appointed Chevalier de la Légion d’Honneur in 1995 and chaired the French Shipowners’ Association from 1998 to 2000.

Philippe Lemonnier: Mr. Lemonnier was appointed as director in September 2017. He currently serves as Global Head of Efficiency Programs at CEVA Logistics and is responsible for Procurement and the Margin Improvement Program. Previously, he was Group Financial Controller and in charge of the Agility Program (cost savings program) at CMA CGM, having joined the company in 2005. He has more than 30 years of experience in finance and accounting, and has served in senior leadership roles across multiple industries, including as the Chief Financial Officer of two French telecommunications companies.

Michael. Chalkias: Mr Chalkias is the Co-founder of Prime Marine, a leading international product tanker and gas carrier management company, where he serves as Co-Chief Executive Officer. He has more than 20 years of experience in the shipping industry, during which he has accumulated broad experience in all aspects of the business and established strong relationships in the industry. Prior to co-founding Prime Marine’s predecessor in 1999, he was employed by Tufton Oceanic Limited, a specialized shipping finance and investment firm in London, where he was involved with debt and equity instruments as well as structured financing. Over the course of his career, Mr. Chalkias has invested in many vessels, primarily product tankers and gas carriers, as well as co-investing in shipping assets alongside well known US based Private Equity Funds.

He also serves as Director of First Ship Lease Trust, a publicly traded Singapore-based business trust, which controls a diversified portfolio of 19 vessels. Mr. Chalkias holds an MSc with Distinction in Shipping, Trade & Finance from the Cass Business School at the City University of London and a BSc with Honours in Maritime Business and Maritime Law from the University of Plymouth.

Henry (Hank) Mannix III: Mr. Mannix was appointed a director in November 2018. He has served as a director of Poseidon Containers since 2010. Mr. Mannix joined Kelso in 2004 and became a Managing Director in 2015. He spent the preceding two years in the investment banking division of Credit Suisse First Boston. Mr. Mannix is also a director of Elara Caring, Physicians Endoscopy, Sirius Computer Solutions and The Traxys Companies. Mr. Mannix received a B.A. in Math and Economics from the College of the Holy Cross in 2001. Mr. Mannix has extensive experience in corporate financing and in evaluating the financial performance and operations of companies across a variety of business sectors, including the shipping sector.

Alain Pitner: Mr. Pitner, who has 30 years of shipping experience, was appointed a director in November 2018. Mr. Pitner commenced his career in 1974 in the Risk Department of Banque Indosuez, now part of Credit Agricole Group. He held various operational and commercial responsibilities in the Bank’s French Export Credit Department. In 1987, Mr. Pitner joined the Shipping Division of the Bank’s Structured Finance Department, where he financed newbuildings and was also responsible for special projects. He then was entrusted with increasingly senior roles. In September 2017, after 42 years, Mr. Pitner retired from the bank. He graduated from Reims business school and holds a MSIA from Krannert Business School—Purdue University, USA.

Menno van Lacum: Mr. van Lacum commenced his career in 1997 at the Fortis Group in the Netherlands. In 1999, he joined the Transportation Group at MeesPierson where he was responsible, in different capacities, for arranging and structuring debt capital markets and leasing products predominantly for the Transportation Equipment Leasing sector. In 2005, Mr. van Lacum became Director of the Fortis Principal Finance Group in the USA, responsible for holding equity investments and structuring debt instruments across different asset classes within the Transportation Sector. In 2009, Mr. van Lacum joined the Transportation Capital Group (“TCG”) as a Partner in the Netherlands. TCG is a private investment firm focusing primarily on the maritime industry. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.

Ian J. Webber: Mr. Webber became our Chief Executive Officer in August 2008. From 1979 to 1996, Mr. Webber worked for PriceWaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.

Thomas A. Lister: Mr. Lister has been our Chief Commercial Officer since August 2008 and, from April 2017 to November 2018, was also our Chief Financial Officer. From 2005 until 2007, Mr. Lister was a Senior Vice President at DVB. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group, Nordcapital & E.R.Schiffahrt, as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles in international shipping groups. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Anastasios Psaropoulos: Mr. Psaropoulos became our Chief Financial Officer in November 2018. He has over 12 years of experience in finance in the shipping sector. He has served as Chief Financial Officer of Poseidon Containers and Technomar, which he joined in 2011, participating in a number of successful distressed assets acquisitions. Prior to Poseidon, he was financial controller in Dolphin Capital, an AIM listed real estate development fund. He has also worked as an external auditor with PricewaterhouseCoopers, covering shipping and oil & gas industries. Mr. Psaropoulos holds a Master in Economics with specialization in Finance and Investments, from the Athens University of Economics and Business. He has also participated in the Program for Leadership Development (PLDA) of Harvard Business School.

From November 2008 until January 2019 Vivek Puri was our Chief Technical Officer.

From August 2008 through March 31, 2017, Susan J. Cook was our Chief Financial Officer. As of April 1, 2017, she became a part-time advisor to the company.

B. Compensation

Employment Agreements and Executive Compensation

With respect to the service of Mr. Giouroukos as our Executive Chairman, our board has approved the entry into an employment contract between GSL Enterprises Ltd. (“GSL Enterprises”), our wholly-owned subsidiary, and Mr. Giouroukos, and an inter-company agreement between us and GSL Enterprises. Pursuant to the intended employment agreement, Mr. Giouroukos will receive an annual salary and will be eligible to receive an annual performance-based cash bonus payment out of the profits of GSL Enterprises.

The agreement will be terminable by Mr. Giouroukos if he provides not less than six months’ advance written notice to GSL Enterprises except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms will be defined in the employment agreement, in which case Mr. Giouroukos will be able to terminate the agreement by providing not less than 14 days’ advance written notice to GSL Enterprises. GSL Enterprises will be able to terminate Mr. Giouroukos’ employment agreement by providing no less than 12 months’ advance written notice to Mr. Giouroukos (subject to exceptions in the case of summary termination). If Mr. Giouroukos resigns for “good reason” or GSL Enterprises terminates his employment for any reason whatsoever other than for “cause”, Mr. Giouroukos shall be entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.

GSLS, our wholly-owned subsidiary, has entered into an employment agreement with Mr. Webber and, pursuant to the terms of an inter-company agreement between us and GSLS, Mr. Webber serves as our Chief Executive Officer.

Mr. Webber’s employment agreement provided that for “good reason” following a “change of control” (each as defined in the employment agreement), he would be entitled to receive payment in lieu of salary and contractual benefits for his 12 month notice period, together with any accrued but unpaid bonus. As the Poseidon Transaction would constitute a “change of control” as defined, in order to protect the interests of the Global Ship Lease group, GSLS and Mr. Webber entered into an Amended and Restated Service Agreement dated June 1, 2018 with a further Deed of Amendment dated October 16, 2018.

Pursuant to these revised employment agreements, the Poseidon Transaction was excluded from the definition of change of control. On completion of the Poseidon Transaction, for so long as Mr. Webber has not resigned, he became entitled to a transaction bonus equivalent to 60% of six months’ salary, and is entitled to receive a Retention Amount payable in nine equal instalments, up to end of July 2019, being equal to salary and bonus at 60% of his salary for 12 months, together with bonus at 60% of his salary up to end July 2019. The company retains the right to terminate the employment agreement against payment of all amounts due, unless such termination is for cause. The company and Mr. Webber may each terminate the employment agreement on one month’s notice within 90 days following (i) the completion of the Transition, being the substantive completion of the transfer of accounting, finance and other administrative functions from London to Athens, and (ii) November 15, 2019, being the anniversary of the completion of the Poseidon Transaction. Should the employment agreement be terminated in this manner, Mr. Webber is entitled to receive the balance of the Retention Amount, if any, the value of one year’s contractual benefits, such as private medical cover, and the balance of bonus, if any, at 60% of his salary from August 1, 2019 to the date of termination.

Mr. Webber receives a salary and is eligible to receive a cash bonus payment up to an annual maximum of 60% of his salary at the discretion of GSLS. He is also eligible to receive share based incentives.

Subject to the above, the agreement is terminable by Mr. Webber if he provides not less than six months advance written notice to GSLS, or by GSLS if it provides not less than 12 months advance written notice to him (subject to exceptions in the case of summary termination). GSLS has the right to terminate Mr. Webber at any time and in its absolute discretion by paying Mr. Webber a sum equal to his salary and contractual benefits for the relevant period of notice.

The agreement also provides that, during his employment or for a period of one year thereafter, Mr. Webber will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

With respect to the service of Mr. Psaropoulos as our Chief Financial Officer and Treasurer, our board has approved the entry into an employment contract between GSL Enterprises, our wholly-owned subsidiary, and Mr. Psaropoulos, and an inter-company agreement between us and GSL Enterprises. Pursuant to the intended employment agreement, Mr. Psaropoulos will receive an annual salary and will be eligible to receive an annual performance-based cash bonus payment out of the profits of GSL Enterprises.

The agreement will be terminable by Mr. Psaropoulos if he provides not less than six months’ advance written notice to GSL Enterprises except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms will be defined in the employment agreement, in which case Mr. Psaropoulos will be able to terminate the agreement by providing not less than 14 days’ advance written notice to GSL Enterprises. GSL Enterprises will be able to terminate Mr. Psaropoulos’ employment agreement by providing no less than 12 months’ advance written notice to Mr. Psaropoulos (subject to exceptions in the case of summary termination). If Mr. Psaropoulos resigns for “good reason” or GSL Enterprises terminates his employment for any reason whatsoever other than for “cause”, Mr. Psaropoulos shall be entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.

GSLS, our wholly-owned subsidiary, has entered into an employment agreement with Mr. Lister and, pursuant to the terms of an inter-company agreement between us and GSLS, Mr. Lister serves as our Chief Commercial Officer. Mr. also served as our Chief Financial Officer from April 1, 2017 to November 15, 2018.

Mr. Lister’s employment agreement provided that for “good reason” following a “change of control” (each as defined in the employment agreement), he would be entitled to receive payment in lieu of salary and contractual benefits for his nine month notice period, together with any accrued but unpaid bonus. As the Poseidon Transaction would constitute a “change of control” as defined, in order to protect the interests of the Global Ship Lease group, GSLS and Mr. Lister entered into an Amended and Restated Service Agreement dated June 1, 2018 with a further Amended and Restated Service Agreement dated October 16, 2018.

Pursuant to the revised employment agreement, the Poseidon Transaction was excluded from the definition of change of control. On completion of the Poseidon Transaction, for so long as Mr. Lister has not resigned, he became entitled to a transaction bonus equivalent to 40% of six months’ salary, and is entitled to receive a Retention Amount payable in nine equal instalments, up to end of July 2019, being equal to salary and bonus at 40% of his salary for 12 months, together with bonus at 40% of his salary up to end July 2019. The company retains the right to terminate the employment agreement against payment of all amounts due, unless such termination is for cause. The company and Mr. Lister may each terminate the employment agreement on one month’s notice within 90 days following (i) the completion of the Transition, being the substantive completion of the transfer of accounting, finance and other administrative functions from London to Athens, and (ii) November 15, 2019, being the anniversary of the completion of the Poseidon Transaction. Should the employment agreement be terminated in this manner, Mr. Lister is entitled to receive the balance of the Retention Amount, if any, the value of one year’s contractual benefits, such as private medical cover, and the balance of bonus, if any, at 40% of his salary from August 1, 2019 to the date of termination.

Mr. Lister receives a salary and is eligible to receive a cash bonus payment up to an annual maximum of 40% of his salary at the discretion of GSLS. He is also eligible to receive share based incentives.

Subject to the above, the agreement is terminable by Mr. Lister if he provided not less than six months advance written notice to GSLS, or by GSLS if it provided not less than nine months advance written notice to him (subject to exceptions in the case of summary termination). Pursuant to the terms of his employment agreement, GSLS will have the right to terminate Mr. Lister at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice.

The agreement also provides that, during his employment or for a period of three months thereafter, Mr. Lister will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

GSLS has entered into an employment agreement with Mr. Puri and, pursuant to the inter-company agreement, Mr. Puri served as our Chief Technical Officer until completion of the Poseidon Transaction on November 15, 2018.

Mr. Puri’s employment agreement provided that for “good reason” following a “change of control” (each as defined in the employment agreement), he would be entitled to receive payment in lieu of salary and contractual benefits for his six month notice period, together with any accrued but unpaid bonus. As the Poseidon Transaction would constitute a “change of control” as defined, in order to protect the interests of the Global Ship Lease group, GSLS and Mr. Puri entered into an Amended and Restated Service Agreement dated June 17, 2018 with a further Amended and Restated Service Agreement dated October 16, 2018.

Mr. Puri’s revised employment agreement retained the good reason following a change of control triggers, which Mr. Puri exercised on December 12, 2018, crystallizing an entitlement to a termination payment equivalent to salary, contractual benefits and bonus at 40% for 12 months, together with bonus at 40% from October 1, 2018 to the termination date. He was also entitled to a transaction bonus equivalent to three months’ salary at 40%.

GSLS and Mr. Puri agreed, under a Settlement Agreement dated January 18, 2019, that, notwithstanding the above, Mr. Puri’s employment would continue unless and until terminated by either party on at least two weeks’ notice. Mr. Puri received an initial severance amount and is entitled to a further severance amount at termination.

Pursuant to his employment agreement, Mr. Puri receives a salary and is eligible to receive a cash bonus payment up to an annual maximum of 40% of his salary at the discretion of GSLS.

Pursuant to the terms of his employment agreement, GSLS will have the right to terminate Mr. Puri at any time and in its absolute discretion by paying him a sum equal to his salary and contractual benefits for the relevant period of notice

The agreement also provides that, during his employment or for a period of 12 months thereafter, Mr. Puri will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Susan Cook was our Chief Financial Officer until March 31, 2017, when she stepped down from that role. She has continued to be employed by GSLS, in a part-time advisory capacity. Ms. Cook also entered into an Amended and Restated Service Agreement dated June 1, 2018 with a further Deed of Amendment dated October 16, 2018. Ms. Cook was also entitled to receive a Retention Amount, payable in six equal instalments, up to end of April 2019, being equal to salary and bonus at 40% for 12 months, together with bonus at 40% up to end July 2019. Ms. Cook’s employment terminated on February 28, 2019, accelerating the payment of the outstanding Retention Amount instalments.

Aggregate compensation, including base salary for 2018, annual bonus for 2017, annual bonus for the first three quarters of 2018 and amounts paid as a result of the Poseidon Transaction including the Retentions amounts referred to above, paid to Mr. Webber, Ms. Cook, Mr. Lister and Mr. Puri during 2018 was $2.3 million.

Compensation of Directors

Our Executive Chairman shall be employed by GSL Enterprises Ltd. and is entitled to a net annual salary of $80,000 and an annual performance-based cash bonus which is anticipated to be at least $170,000. Previously, the Chairman of our board of directors received an annual fee of $157,500. Our other directors receive an annual fee of $105,000. For 2017, 20% of the annual fee was settled by the issuance of shares under the 2015 Equity Incentive Plan, with the determination of the number of shares issued based on a notional per share value of $32.00 rather than market prices. A total of 34,125 shares were issued in respect of directors fees for 2017. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the governance and nominating committee and the compensation committee each receive an additional $5,000 and each member receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

2019 Equity Incentive Plan

On February 4, 2019, our board of directors adopted the Global Ship Lease, Inc. 2019 Equity Incentive Plan, (the “2019 Plan”), under which directors, officers and employees (including any prospective director, officer or employee) of us and our subsidiaries and affiliates are eligible to receive non-qualified options, stock appreciation rights, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards as set forth fully in the 2019 Plan. We have reserved a total of 1,812,500 Class A common stock, par value $0.01 per share, for issuance under the 2019 Plan during its 10-year term. During any calendar year, non-employee directors may not be granted more than 12,500 shares of Class A common stock or cash awards in excess of $100,000.

The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of our company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by our compensation committee of our board of directors or such other committee of our board of directors as may be designated by the board.

Under the terms of the 2019 Plan, stock options and appreciation rights granted under the 2019 Plan will have an exercise price equal to the fair market value of a common share on the date of grant, provided that in no event may the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the 2019 Plan. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the 2019 Plan. The 2019 Plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2019 Plan), unless otherwise provided by the 2019 Plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

Our board of directors may amend or terminate the 2019 Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair the rights or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of 2019 Plan amendments may be required in certain circumstances if required by applicable rules of a national securities exchange or the SEC. Unless terminated earlier by the board of directors, the 2019 Plan will expire ten years from the date on which the 2019 Plan was adopted by the board of directors.

Following the adoption of the 2019 Plan, the 2015 and 2008 Plans were terminated. As of the date of filing of this report, no awards have been made under the 2019 Plan.

2015 Equity Incentive Plan

We adopted the Global Ship Lease, Inc. 2015 Equity Incentive Plan (the “2015 Plan”) on August 28, 2015 when it was approved at our 2015 annual meeting. The 2015 Plan is substantively similar to the prior plan, the Global Ship Lease, Inc. 2008 Equity Incentive Plan (the “2008 Plan”), which became effective on the closing of the Marathon Merger. The 2015 Plan has now been terminated.

The 2015 Plan allowed our and our subsidiaries’ employees, consultants and directors to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents. The following description of the Plan is qualified by reference to the 2015 Plan, a copy of which is filed as an exhibit to this Annual Report.

The 2015 Plan was administered by our board of directors or a committee of the board of directors. Subject to adjustment as provided below, the maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2015 Plan during its 10-year term was 187,500. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the 2015 Plan in any fiscal year was 62,500 per participant.

In the event that we were subject to a change of control, the 2015 Plan administrator, in its sole discretion, may make such adjustments and other substitutions to the 2015 Plan and outstanding awards under the 2015 Plan as it deems equitable or desirable.

A total of 4,266 shares were issued under the 2015 Plan as part of our directors’ compensation for 2017.

In January 2018, Mr. Webber was granted 8,757 restricted shares, Mr. Lister 5,848 restricted shares, Mr. Puri 4,598 restricted shares. Further awards totaling 5,796 were made to two other employees. Half of these awards, totaling 12,500 restricted shares, were expected to vest when the individual left employment provided that this was after March 31, 2018 and was not as a result of termination for cause. The other half was expected to vest after March 31, 2018 but only after our stock price had been at least $24.00 for 20 consecutive trading days, provided that this was before December 31, 2020.

In March 2018, Mr. Webber was granted 8,835 restricted shares, Mr. Lister 6,476 restricted shares, Mr. Puri 4,640 restricted shares. Further awards totaling 5,047 were made to two other employees. Half of these awards, totaling 12,500 restricted shares, were expected to vest when the individual left employment provided that this was after March 31, 2019 and was not as a result of termination for cause. The other half was expected to vest after March 31, 2019 but only after our stock price had been at least $24.00 for 20 consecutive trading days, provided that this was before December 31, 2021.

In March 2016, Mr. Webber was granted 9,537 restricted shares, Ms. Cook 5,428 restricted shares, Mr. Lister 5,755 restricted shares and Mr. Puri 4,278 restricted shares. Half of these awards, totaling 12,500 restricted shares, were expected to vest when the individual left employment provided that this was after December 31, 2016 and was not as a result of termination for cause. The other half was expected to vest after December 31, 2016 but only after the company’s stock price had been at least $40.00 for 20 consecutive trading days, provided that this was before December 31, 2019.

During 2016, a total of 4,266 shares were issued under the 2015 Plan as part of our directors’ compensation.

No other awards have been granted under the 2015 Plan and none may be granted after the tenth anniversary of the date of shareholder approval.

2008 Equity Incentive Plan

The 2008 Plan, which has now been terminated, allowed our and our subsidiaries’ employees, consultants and directors to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents. The material terms of the 2008 Plan are substantively similar to the 2015 Plan described above.

A total of 187,265 Class A common shares have been awarded under the Plan.

In August 2008, our board of directors granted 46,875 restricted shares to Mr. Webber, 25,312 restricted shares to Ms. Cook and 25,312 restricted shares to Mr. Lister under the 2008 Plan, which vested over a three-year period. One third of the award vested over 20 business days commencing mid-September 2009, one third vested over 20 business days commencing mid-September 2010 and one third vested over 20 business days commencing mid-September 2011. In November 2008, Mr. Puri was granted 10,000 restricted shares, half of which vested over 20 business days commencing mid-September 2009 and the other half vested over 20 business days commencing mid-September 2010. In March 2011, Mr. Puri was granted 1,875 restricted shares that vested over 20 business days commencing mid-September 2011. In September 2011, Mr. Webber was granted 6,975 restricted shares, Ms. Cook was granted 4,250 restricted shares, Mr. Lister was granted 4,250 restricted shares and Mr. Puri was granted 3,375 restricted shares, which were expected to vest over a two-year period. One half of the award was expected to vest over 20 business days commencing mid-September 2012, and one half over 20 business days commencing mid-September 2013. In March 2012, the grants made in September 2011 were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason other than for termination for cause, provided that this would be after September 30, 2012 in respect of half of the grant and September 30, 2013 for the other half of the grant. In March 2012, Mr. Webber was granted 3,437 restricted shares, Ms. Cook was granted 2,125 restricted shares, Mr. Lister was granted 2,125 restricted shares and Mr. Puri was granted 1,687 restricted shares, which are expected to vest when the individual leaves employment provided that this will be after September 30, 2014 and is not as a result of termination for cause or resignation prior to January 1, 2017. In March 2013, Mr. Webber was granted 3,437 restricted shares, Ms. Cook was granted 2,125 restricted shares, Mr. Lister was granted 2,125 restricted shares and Mr. Puri was granted 1,687 restricted shares, which are expected to vest when the individual leaves employment provided that this will be after September 30, 2015 and is not as a result of termination for cause or resignation prior to January 1, 2017. Other than the annual awards of restricted stock units as part of the compensation of our board of directors, no other awards have been made.

Completion of the Poseidon Transaction represented a Change of Control as defined under the 2015 and 2008 Plans and, as a consequence, all outstanding restricted share awards vested in November 2018.

C. Board Practices

Our board of directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term.

The current term of office of the Term I class of directors consisting of Mr. Lemonnier, Mr. Mannix and Mr. Pitner, expires at the annual meeting of shareholders to be held in 2021.

The current term of office of the Term II class of directors, consisting of Mr. Chalkias and Mr. Giouroukos, expires at the annual meeting of shareholders to be held in 2019.

The current term of office of the Term III class of directors, consisting of Mr. Gross, Mr. van Lacum and Mr. Wils, expires at the annual meeting of shareholders to be held in 2020.

Other than our Executive Chairman, none of our directors have service contracts with us or any of our subsidiaries providing for benefits upon the termination of their employment.

For information about the period during which each director and executive officer has served in such position at our company, see Item 6.A “Directors, Senior Management and Employees – Directors and Senior Management.”

Director Independence

Our board of directors has determined that all directors other than Mr. Lemonnier are “independent directors” as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE rules. Mr. Lemonnier, a senior executive of CMA CGM, our largest shareholder, was appointed to as a Director in September 2017, following CMA CGM’s nomination.

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

The audit committee will at all times be composed exclusively of “independent directors” who, as may be required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Our audit committee consists of Messrs. Chalkias, van Lacum and Wils, each of whom is “independent” as defined in Rule 10A-3 under the Exchange Act and the NYSE rules.

In addition, the audit committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. van Lacum satisfies the NYSE’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under Item 401 of Regulation S-K under the Exchange Act.

Compensation Committee

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee. Our compensation committee consists of Messrs. Gross, Mannix and Pitner. The compensation committee is responsible for and reports to the board of directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and determines director and executive compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

U.S. issuers are required to have a nominating and corporate governance committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a nominating and corporate governance committee. Our nominating and corporate governance committee consists of Messrs. Chalkias, Pitner and Wils. The nominating and corporate governance committee reports to the board of directors on and is responsible for succession planning and the appointment, development and performance evaluation of our board members and senior executives. It also assesses the adequacy and effectiveness of our corporate governance guidelines, reviewing and recommending changes to the board whenever necessary.

D. Employees

At December 31, 2018, we had 11 employees. At each of December 31, 2017 and 2016, we had nine employees.

E. Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

See Item 6.B. “Compensation – 2015 Equity Incentive Plan” for information regarding our equity incentive plan.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of the date of this report by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares or our Series C Preferred Shares, shown as beneficially owned, subject to applicable community property laws. As of the date of this report, an aggregate of 9,942,950 Class A common shares were issued and outstanding, the 7,405,956 Class B common shares having converted to Class A common shares on January 2, 2019 and a reverse stock split in the ratio one-for-eight having been effected as of March 25, 2019. In addition, there were an aggregate of 250,000 Series C Preferred Shares outstanding, all held by Kelso affiliates, which convert in limited circumstances to an aggregate of 12,955,187 Class A common shares.

The Class A common shares each have one vote and vote together as a single class except that any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized common shares of a class, increase or decrease the par value of common shares of a class, or alter or change the powers, preferences or rights of the class of common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the votes entitled to be cast by the holders of such class of common shares then outstanding, voting separately as a class. Each Series C Preferred Share is entitled to 38.75 votes on all matters submitted to a vote of the shareholders. The holders of Series C Preferred Shares vote together with the common shareholders as one class on all matters submitted to a vote of the shareholders.

Name of Beneficial Owner	Amount of Beneficial Ownership of Class A Common Shares		Approximate Percentage of Outstanding Common Shares (1)
George Giouroukos	1,969,188	(2)	19.80%
Michael S. Gross	1,344,094	(3)	13.52%
Alain Wils	1,312		0.01%
Philippe Lemonnier	0		0%
Henry Mannix III	155,750	(4)	1.57%
Michael Chalkias	0		0%
Ian J. Webber	55,312		0.56%
Thomas Lister	26,904		0.27%
Anastasios Psaropoulos	0		0%
All directors and executive officers as a group (11 individuals)	3,552,560		35.73%
CMA CGM S.A.	3,051,587	(5)	30.69%
MAAS Capital	1,036,415		10.42%
KIA VIII (Newco Marine) Ltd.	155,750	(4)	1.57%
KEP VI (Newco Marine) Ltd.	155,750	(4)	1.57%

(1)	Calculated based on 9,942,950 common shares outstanding as of the date of this report.
(2)

Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Management Investor Co., which is the record holder of 1,969,188 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Management Investor Co.

(3)

This information is derived from a Schedule 13D/A filed with the SEC on January 3, 2019. Michael S. Gross directly holds 566,880 shares of Class A Common Stock. Marathon Founders, LLC directly holds 777,214 shares of Class A Common Stock. As the Managing Member of Marathon Founders, LLC, Mr. Gross may be deemed to exercise voting rights and investment power over all securities of Global Ship Lease, Inc. held by Marathon Founders, LLC and thus may be deemed to beneficially own such shares.

(4)

This information is derived from a Schedule 13D filed with the SEC on November 26, 2018. Includes Class A common shares deemed to be beneficially owned by KIA VIII (Newco Marine) Ltd., or KIA VIII, and KEP VI (Newco Marine) Ltd., or KEP VI, by virtue of a voting agreement entered into among KEP VIII, KEP VI, CMA CGM S.A. and Michael S. Gross. KEP VI (Cayman, L.P., KEP VI (Cayman) GP Ltd., KIA VIII (International), L.P., KELSO GP VIII (Cayman) L.P., KELSO GP VIII (Cayman) Ltd., Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip Berney, Frank J. Loverro, James J. Connors, II, Stanley de J. Osborne, Church M. Moore, Christopher L. Collins, Anna Lynn Alexander, Howard A. Matlin, Stephen C. Dutton, Matthew S. Edgerton, John K. Kim and Henry Mannix III (the “Kelso Joint Filers”) may be deemed to share beneficial ownership of these Class A common shares. Each of the Kelso Joint Filers share investment and voting power with respect to any Class A common shares beneficially owned by KIA VIII and KEP VI but disclaim beneficial ownership of such Class A common shares.

In addition, there were an aggregate of 250,000 Series C Preferred Shares outstanding, all held by Kelso affiliates, which convert in limited circumstances to an aggregate of 12,955,187 Class A common shares. Each Series C Preferred Share is entitled to 38.75 votes on all matters submitted to a vote of the shareholders. The holders of Series C Preferred Shares vote together with the common shareholders as one class on all matters submitted to a vote of the shareholders. According to information contained in public filings, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, hereafter referred to as Kelso, controls approximately 50.1% of the vote on any matter submitted to the vote of our common shareholders, through its ownership of Series C Preferred Shares and by virtue of the voting agreement with certain other of our shareholders.
(5)

This information is derived from a Schedule 13D/A filed with the SEC on January 14, 2019. CMA CGM S.A. is controlled by Merit Corporation S.A.L., which may be deemed to exercise voting and investment power over all securities of Global Ship Lease, Inc. held by CMA CGM S.A. and thus may be deemed to beneficially own such securities.

As of March 27, 2019, we had 21 registered shareholders of record, 7 of which were located in the United States and held an aggregate of 5,358,863 of our Class A common shares, representing 53.9% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 4,543,721 of our Class A common shares as of March 27, 2019. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

Other than Kelso by virtue of its beneficial ownership of Series C Preferred Shares, our major shareholders, directors and executive officers do not have different voting rights.

We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Registration Rights Agreement

At the time of the Marathon Merger, we entered into a registration rights agreement with CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial shareholders of Marathon common stock (including Michael S. Gross), pursuant to which we agreed to register for resale on a registration statement under the Securities Act of 1933, as amended, and applicable state securities laws, the common shares issued to such shareholders pursuant to the Marathon Merger or upon exercise of warrants (the “Marathon Registration Rights Agreement”).

On October 29, 2018, we entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which amended and restated the Marathon Registration Rights Agreement, with KEP VI, KIA VIII, CMA CGM, Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. with respect to all Class A common shares and Series C Preferred Shares held by such shareholders on the closing date of the Poseidon Transaction, including any Class A common shares issuable on conversion of Series C Preferred Shares. The Amended and Restated Registration Rights Agreement became effective on the closing of the Poseidon Transaction. Pursuant to the Amended and Restated Registration Rights Agreement, we will, on or before the date that is six months after the closing of the Poseidon Transaction, file with the SEC a shelf registration statement to register the offer and resale of all securities covered by the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement provides certain piggyback and demand registration rights. The Amended and Restated Registration Rights Agreement also provides that the shareholders party to it will not transfer any shares covered by the agreement for a period of six months following the closing of the Poseidon Transaction (with certain exceptions) and contains customary indemnification and other provisions.

Letter Agreement

On October 29, 2018, we entered into a Letter Agreement with affiliates of Kelso, CMA CGM, Marathon Founders, LLC and Michael S. Gross. The Letter Agreement became effective on the closing of the Poseidon Transaction.

Pursuant to the Letter Agreement, (a) for so long as CMA CGM holds at least 5% of our voting power, CMA CGM has the right to designate (and Kelso has the obligation to vote in favor of) an individual nominee to serve on our Board of Directors (and such nominee will also have a right to serve on the Audit Committee of the Board of Directors), (b) for so long as CMA CGM holds at least 10% of our voting power, CMA CGM has the right to designate (and Kelso has the obligation to vote in favor of) two individuals to serve on the Board of Directors and (c) CMA CGM designated Philippe Lemonnier and Alain Wils as the two individuals to serve on the Board of Directors.

The Letter Agreement also contains certain participation and tag-along rights. For example, each of Kelso and CMA CGM has the right to purchase a pro rata portion of any new issuance of securities by us (other than certain exempt issuances) for so long as it holds at least 10% of our voting power. Additionally, each of CMA CGM, Marathon Founders, LLC and Mr. Gross have the right to transfer Class A common shares pro rata alongside Kelso in any transfer or series of related transfers by Kelso to a third party that would result in the third party acquiring more than 30% of our voting power (with the exception of certain exempt transfers).

The Letter Agreement also provides that, for so long as CMA CGM holds at least 5% of our voting power, we may not make any material change in the nature of our business without the unanimous consent of the Board of Directors.

Non-Compete Agreement

On October 29, 2018, we entered into a Non-Compete Agreement with Mr. George Giouroukos and Conchart reflecting, among others, the provisions described below. The Non-Compete Agreement became effective on the closing of the Poseidon Transaction.

Restricted Business

For so long as Mr. Giouroukos is our Executive Chairman, Mr. Giouroukos and any entity which he controls will agree not to acquire, own or operate containerships. However, under certain exceptions, Mr. Giouroukos, and any entity which he controls, may compete with us, which could affect our business. Specifically, Mr. Giouroukos, and any entity which he controls, will not be prevented from:

(1)	acquiring, owning, operating or chartering vessels other than containerships;

(2)

acquiring or owning one or more containerships if we decide not to exercise our right of first refusal to acquire such containership, in accordance with the terms of the Non-Compete Agreement described below under “Right of First Refusal”;

(3)

Acquiring, owning, operating or chartering one or more containerships as part of the acquisition of a controlling interest in a business or package of assets that owns, operates or charters such containerships; provided, however, that Mr. Giouroukos, and any entity which he controls must offer to sell such containership(s) to us at their fair market value plus any additional tax or other similar costs that Mr. Giouroukos, and any entity which he controls, incurs in connection with the acquisition and the transfer of such containership to us separate from the acquired business, if a majority of the value of the business or the package of assets acquired is attributable to containerships;

(4)

providing vessel management services relating to containerships, or other vessel types, including technical and commercial management, warehouse transactions for financial institutions and pool management;

(5)

Acquiring, owning, operating or chartering any containership that Mr. Giouroukos, and any entity which he controls, owned or operated or had a contractual arrangement with respect to as of the closing date of the Plan of Merger by and among Poseidon Containers Holdings LLC, K&T Marine LLC, us and other parties;

(6)

transferring to Mr. Giouroukos or any entity which he controls, title to a vessel that Mr. Giouroukos or such entity that he controls or any third party is entitled to acquire, own and operate under the Non-Compete Agreement, pursuant to or in connection with the termination of a financing arrangement, including by way of a sale and leaseback or similar transaction, which is accounted for under United States generally accepted accounting principles as a financial lease; and

(7)

acquiring, owning, operating or chartering any containership that is subject to an offer to purchase as described in paragraphs (2) and (3) above, in each case pending the offer of such containership to us and our determination whether to purchase the containership and, if so, pending the closing of such purchase.

Further to the above, notwithstanding this agreement, Mr. Giouroukos, and any entity which he controls, may claim business opportunities that would benefit us, and this could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Right of First Refusal

Mr. Giouroukos, and any entity he controls, will also agree to grant us a right of first refusal to acquire any containership, after Mr. Giouroukos, or an entity controlled by him, enters into an agreement that sets forth terms upon which he or it would acquire such containership. Mr. Giouroukos, or such entity controlled by him, shall notify us within 30 days of any agreement that he, or his controlled entity, has entered into to purchase a containership and will provide a period of 7 calendar days in respect of a single vessel transaction, or a period of 14 calendar days in respect of a multi-vessel transaction, from the date that he delivers such notice to us of said opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to become the purchaser of such containership, before Mr. Giouroukos, or any entity he controls, will accept the opportunity or offer it to any of his other affiliates or entities controlled by him. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Giouroukos, or entity controlled by him. The approval of our conflicts committee which is comprised of independent directors will be required to accept or reject this offer.

Upon a change of control of us, these rights of first refusal will terminate immediately. In addition, at such time that Mr. Giouroukos ceases to serve as our Executive Chairman, these rights of first refusal as applicable to Mr. Giouroukos will terminate immediately.

Right of First Offer on Containerships

Mr. Giouroukos will also agree to grant a right of first offer to us for any containership he, or any entity controlled by him, owns or acquires, upon any proposed sale, transfer, or other disposition.

Prior to entering into any transaction regarding any containership’s disposition with a non-affiliated third party, Mr. Giouroukos, or such entity controlled by him, will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 14-day period after the delivery of such notice, and at our election we (through our conflicts committee) and Mr. Giouroukos, or such entity controlled by him, will negotiate in good faith to reach an agreement on the transaction, which shall be approved by our conflicts committee which is comprised of independent directors. If we do not reach an agreement within such 14-day period, Mr. Giouroukos, or such entity controlled by him, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the containership to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable than those offered pursuant to the written notice.

Upon a change of control of us, these rights of first offer will terminate immediately. In addition, at such time that Mr. Giouroukos ceases to serve as our Executive Chairman, these rights of first offer as applicable to Mr. Giouroukos will terminate immediately.

Chartering Opportunities

If Conchart, or any entity it controls, acquires knowledge of a potential opportunity to enter into a potential charter with or without profit sharing for a particular containership that it believes in good faith would be suitable for our vessels, which we refer to as a “Potential Charter Opportunity,” then Conchart, or such entity that it controls, would be obliged to offer such Potential Charter Opportunity to us and, for a period of up to two business days, we shall have the right to elect to pursue such Potential Charter Opportunity for ourselves or allow Conchart to direct such Potential Charter Opportunity to itself or another person or entity. In determining suitability of a Potential Charter Opportunity, Conchart shall take into consideration certain factors, such as the availability, suitability and positioning of the relevant vessel, the potential charterer’s demands for the vessel’s specifications and costs. In the event we do not elect to accept the Potential Charter Opportunity, Conchart shall be free to pursue such Potential Charter Opportunity or direct it to another person or entity for a period of 15 calendar days on the same terms and conditions as presented to us.

Ship Management Agreements

As of December 31, 2018, Technomar provided day-to-day technical ship management services to us on 19 of our vessels pursuant to technical ship management agreements. Mr. George Giouroukos, our Executive Chairman, is a significant shareholder of Technomar. Technomar’s services being provided under the technical ship management agreements include crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We pay Technomar a daily management fee of EUR 685 per vessel, to be paid in U.S. Dollars at an agreed rate of exchange, which, in addition to covering the technical ship management services being provided, includes administrative support services, including accounting and financial reporting, treasury management services and legal services also being provided pursuant to the technical ship management agreements. The technical ship management agreements with Technomar are for a minimum term of 36 months. The technical ship management agreements may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the technical ship management agreements are terminated on at least six months prior written notice, a termination fee equal to 50% of the annual management fee is payable to Technomar if the technical ship management agreements are terminated by the mangers and a termination fee equal to two times the annual fee is payable to Technomar if the technical ship management agreements are terminated by the owners. Our other ship technical ship management agreements may generally be terminated by either party on two months prior written notice. The Technomar technical ship management agreements may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the technical ship management agreement, and (iv) upon the sale or total loss of a vessel; except where the owner is terminating the technical ship management agreements for cause, a termination fee is payable to Technomar and will range from 25% of the annual management fee to two times the annual management fee, depending on the reason for the termination.

As of December 31, 2018, CMA Ships, a wholly-owned subsidiary of CMA CGM, provided day-to-day technical ship management services on 11 of our vessels. As of December 31, 2018, CMA CGM owned approximately 15.6% of voting rights and has two nominees of our Board of Directors. CMA Ship’s services include the provision of crew, lubricating oils and routine maintenance. We pay CMA Ships an annual management fee of $123,000 per vessel and reimburse costs incurred by CMA Ships on our behalf, mainly being for the provision of crew, lubricating oils and routine maintenance.

The management fees paid by us to Technomar and CMA Ships for the year ended December 31, 2018 amounted to $723,000 and $967,000, respectively (for the year ended 2017, CMA Ships was paid a management fee equal to $1.6 million).

Conchart provides commercial management services to us on 20 of our vessels pursuant to commercial management agreements. Mr. George Giouroukos, our Executive Chairman, is a significant shareholder of Conchart. Under the commercial management agreements, Conchart is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advising us on market developments, and on the development of new rules and regulations with respect to trading and cargo restrictions, (iv) assisting in the calculation of hires, and the collection of any sums related to the operation of vessels, (v) communicating with agents, and (vi), negotiating memoranda of agreement for the sale of the vessels. Except with respect to charters with CMA CGM, we have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, and we have agreed to pay Conchart a 1.00% commission on any sale and purchase transaction. No commission is payable on any charter to CMA CGM, or extension thereof, in place as of October 29, 2018. For any new charters to CMA CGM or its affiliates, the rate of commission is 0.75%. However, no commission is payable for such charters if CMA CGM or its affiliates waive their own address commission. The commercial management agreements with Conchart are for a minimum term of 36 months. The commercial management agreements may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the commercial management agreements are terminated on at least six months prior written notice, a termination fee equal to six times the average monthly commission paid by us to Conchart (or which accrued) in the prior six month period is payable to Conchart if the commercial management agreements are terminated by the mangers and a termination fee equal to twelve times the average monthly commission paid by us to Conchart (or which accrued) in the prior twelve month period is payable to Conchart if the commercial management agreements are terminated by the owners. The Conchart commercial management agreements may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the commercial management agreement, and (iv) upon the sale or total loss of a vessel; except where the owner is terminating the commercial management agreements for cause, a termination fee is payable to Conchart and will range from three times the average monthly commission paid by us to Conchart (or which accrued) in the prior three month period to twelve times the average monthly commission paid by us to Conchart (or which accrued) in the prior twelve month period, depending on the reason for the termination.

The fees paid by us to Conchart for the year ended December 31, 2018 amounted to $222,000.

GSLS has entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, whereby Conchart is appointed to provide commercial advisory and exclusive brokerage services to us on 18 of our vessels (none of which are vessels covered by the commercial management agreement with us and Conchart). Under the EBSA, Conchart shall provide GSLS brokerage services which includes the marketing of the vessels for sale, and the negotiation and execution of charters for the vessels. Except with respect to charters with CMA CGM, GSLS has agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, and GSLS has agreed to pay Conchart a 1.00% commission on any sale and purchase transaction. No commission is payable on any charter to CMA CGM, or extension thereof, in place as of October 29, 2018. Also, no commission is payable to Conchart in cases when not more than 30 days have elapsed between the conclusion of a new charter to CMA CGM and the end of a preexisting CMA CGM charter which was in place on October 29, 2018, provided that the relevant vessel has not been chartered to any non-CMA CGM charterer in the period between the two CMA CGM charters. For any other new charters to CMA CGM or its affiliates, the rate of commission is 0.75%; however, no commission is payable for such charters if CMA CGM or its affiliates waive their own address commission. The EBSA with Conchart is for a minimum term of three years. The EBSA may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the EBSA is terminated on at least six months prior written notice, a termination fee equal to six times the average monthly commission paid by GSLS to Conchart (or which accrued) in the prior six month period is payable to Conchart if the EBSA is terminated by the mangers and a termination fee equal to twelve times the average monthly commission paid by GSLS to Conchart (or which accrued) in the prior twelve month period is payable to Conchart if the EBSA is terminated by the owners. The EBSA may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the EBSA, and (iv) upon the sale or total loss of a vessel; except where GSLS is terminating the EBSA for cause, a termination fee is payable to Conchart and will range from three times the average monthly commission paid by GSLS to Conchart (or which accrued) in the prior three month period to twelve times the average monthly commission paid by GSLS to Conchart (or which accrued) in the prior twelve month period, depending on the reason for the termination.

For additional information on our related party transactions, please see the notes to our consolidated financial statements included herein.

C. Interests of Experts and Counsel

Not applicable.

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

In addition to the 9,017,205 Class A common shares outstanding at December 31, 2018, there were 925,745 subordinated Class B common shares held by Marathon’s initial shareholders and CMA CGM. During the subordination period, no dividends could be paid on the Class B common shares unless dividends at the rate of $0.02875 per share had been paid on all Class A common shares for all quarters. In general, during the subordination period, we could have paid quarterly dividends on our Class A common shares and subordinated Class B common shares from our operating surplus (as defined in the amended and restated articles of incorporation) in the following manner:

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

Notwithstanding the foregoing, the dividend rights of the holders of Class B common shares continued to be subordinated to those of holders of Class A common shares absent a prior change in control of us.

Following the completion of the Poseidon Transaction, all outstanding Class B common shares converted one-for-one to Class A common shares on January 2, 2019.

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

There were 1,400,000 depositary shares outstanding at December 31, 2018, each of which represents 1/100th of one share of our Series B Preferred Shares. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares of the Company, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares, subject to certain exceptions. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” Dividends have been declared as scheduled with respect to our Series B Preferred Shares.

Our ability to pay dividends may be subject to constraints under the indenture governing our 2022 notes and our various credit facilities and limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. See Item 3.D. “Key Information—Risk Factors” for a discussion of the risks associated with our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be treated as “qualified dividend income” subject to tax at preferential rates. See Item. 10.E. “Additional Information—Taxation—Tax Consequences of Holding Class A common shares —Taxation of distributions paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income.”

B. Significant Changes

None.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details

Please see Item 9.C. “Offer and the Listing—Markets.”

B.	Plan of Distribution

Not applicable

C.	Markets

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”. On August 20, 2014, our depositary shares, each of which represents a 1/100th interest in a share of our Series B Preferred Shares, began trading on the NYSE under the symbol “GSL-B”.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation have previously been filed as Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019 and are hereby incorporated by reference into this Annual Report. Articles of Amendment to the Amended and Restated Articles of Incorporation have previously been filed as Exhibit 3.3 to our Current Report on Form 6-K, filed with the SEC on March 25, 2019 and are hereby incorporated by reference into this Annual Report. Our Second Amended and Restated Bylaws have previously been filed as Exhibit 1 to the current report on Form 6-K filed with the SEC on November 27, 2018 and are hereby incorporated by reference into this Annual Report.

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

On November 15, 2018, we issued 250,000 Series C Preferred Shares of par value $0.01 per share. The Series C Preferred Shares are convertible to an aggregate of 12,955,187 Class A common shares at the option of the holder on the date when our 9.875% First Priority Secured Notes due 2022 are no longer outstanding. In addition, the Series C Preferred Shares will convert automatically upon transfer to any person who is not an affiliate of the initial holder of such Series C Preferred Shares. Upon the occurrence of any liquidation, dissolution or winding up of our affairs, holders of Series C Perpetual Shares shall be entitled to receive an amount equal to the amount payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible at such time, such amount to be determined as of the record date for determination of holders of Class A common shares entitled to receive such distribution or, if no such record date is established, as of the date of such distribution. Holders of Series C Preferred Shares are entitled to a dividend only should such a dividend be declared on our Class A common shares. If our Board of Directors declares a dividend or other distribution upon the then-outstanding Class A common shares, then the holders of the Series C Preferred Shares shall be entitled to receive the amount of dividends as would be payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible. Each Series C Preferred Share shall entitle the holder thereof to 38.75 votes on all matters submitted to a vote of shareholders. Except as otherwise provided in the Certificate of Designation for Series C Preferred Shares or required by law, the Series C Preferred Shares shall vote together with the Common Shares as one class in the election of directors of the Company and on all other matters submitted to a vote of the shareholders. The Series C Preferred Shares shall be perpetual and shall not be subject to mandatory redemption, sinking fund or other similar provisions. The rights, preferences and restrictions attaching to the Series C Preferred Shares are described in the Certificate of Designation for Series C Perpetual Preferred Shares of Global Ship Lease, Inc. (incorporated by reference to Exhibit A of Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on October 29, 2018) and hereby incorporated by reference into this Annual Report. There have been no changes since that date.

We are not aware of any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

C. Material Contracts

Attached as exhibits to this Annual Report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report. We refer you to Item 4.B. “Information on the Company—Business Overview,” Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity, working capital and dividends—Indebtedness,” to Item 6.B. “Directors, Senior Management and Employees—Compensation,” and Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of these contracts. Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D. Exchange Controls

We are not aware of any governmental laws, decrees or regulations in the Republic of The Marshall Islands that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E. Taxation

The following represents the opinion of our United States and Marshall Islands tax counsel, Seward & Kissel LLP, and is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our Class A common shares.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own Class A common shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

•	broker-dealers;

•	insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions or “financial services entities”;

•	taxpayers who hold Class A common shares as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	taxpayers that own 10% or more, directly or constructively, of the Class A common shares;

•	certain expatriates or former long-term residents of the United States; and

•	U.S. holders (as defined herein) whose functional currency is not the U.S. dollar.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state or local tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Class A common shares through such entities. Shareholders should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our Class A common shares, in light of their particular circumstances.

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

The net basis tax and branch profits tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or were we to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gains from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business, or effectively connected income. Any effectively connected income would be subject to U.S. federal corporate income tax, currently imposed at a rate of 21%. In addition, an additional 30% branch profits tax would be imposed on us at such time as our after-tax effectively connected income is viewed as having been repatriated to our offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income.

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

(1) The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders include: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-U.S. corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). We believe that we satisfied the 50% Ownership Test, up to and including 2008, due to being a wholly owned subsidiary of CMA CGM until the Marathon Merger on August 14, 2008, but believe that we currently may not be able to satisfy the 50% Ownership Test due to our lack of knowledge of the direct and indirect owners of entities which own our Class A common shares.

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

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2009 through 2018 under the Publicly Traded Test. However, it is likely that our ownership may change such that nonqualified shareholders may own, in the aggregate, 50% or more of the total value of our Class A common stock, causing the 5% Override Rule to apply. If the 5% Override Rule applies, we would fail the Publicly Traded Test, and may fail to qualify for the Section 883 exemption.

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

Possibility of taxation as a U.S. corporation

Section 7874 of the Code provides that a foreign corporation that acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, (1) at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation, and (2) the foreign corporation’s expanded affiliate group does not have substantial business activities in the foreign corporation’s jurisdiction of organization. Although we believe that this rule should not apply to us in the context of the Marathon Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and, therefore, there can be no assurance that the IRS would not seek to challenge such a position, or that such a challenge would not be successful.

If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax, currently imposed at a rate of 21%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations.

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

Subject to the discussions of the PFIC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at the regular corporate rate of 21% and generally will not qualify for a dividends-received deduction available for dividends received from U.S. corporations. In the case of certain non-corporate U.S. holders, dividends that we pay generally will be treated as “qualified dividend income” subject to tax at preferential rates, provided that the Class A common shares are listed on an established securities market in the United States (such as the NYSE), the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a U.S. holder’s tax basis (or fair market value).If we pay an “extraordinary dividend” on our Class A common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Tax Consequences of Holding 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

Our Series B preferred shares are treated as equity rather than debt for U.S. federal income tax purposes. Similar considerations apply as those described above in “—Tax Consequences of Holding Class A common shares.” Prospective investors should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our Series B preferred shares, in light of their particular circumstances.

Marshall Islands Taxation

In the opinion of our Marshall Islands tax counsel, Seward & Kissel LLP, because we do not (and do not expect in the future that we will) conduct business or operations in the Republic of The Marshall Islands, we are not subject to income, capital gains, profits or other taxation under current Marshall Islands law. Distributions on our Class A common shares or on our Series B Preferred Shares will not be subject to Marshall Islands withholding tax.

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

Not applicable.

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

Based on the outstanding balance at December 31, 2018 of our floating rate credit facilities of $510.7 million and ignoring amortization thereon and cash on hand, a hypothetical 1% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $5.1 million.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2018.

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

During the year ended December 31, 2018, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Not applicable

Item 16A.	Audit Committee Financial Expert

The Board has determined that our director and chairman of the audit committee, Mr. van Lacum, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Our principal accountants for 2018 and 2017 were PricewaterhouseCoopers S.A. and PricewaterhouseCoopers Audit, France, respectively, independent registered public accounting firms.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers Audit’s Services

The fees for services rendered by the auditors in 2018 and 2017 were as follows:

	2018	2017
Audit Fees	$661,800	$328,700
Audit-Related Fees	403,300	100,000
Tax Fees	43,800	47,500
All Other Fees	—	—

	$1,108,900	$476,200

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

Tax Fees

Tax fees for 2018 and 2017 are primarily for tax compliance and consultation services.

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

On November 16, 2018, the Audit Committee of the Board of Directors of Global Ship Lease, Inc. replaced PricewaterhouseCoopers Audit (“PwC Audit”) with PricewaterhouseCoopers S.A. (“PwC S.A.”) as our new independent registered public accounting firm.

The reports of PwC Audit on Global Ship Lease’s consolidated financial statements for the fiscal years ended December 31, 2017 and 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2016 and 2017, and the subsequent interim period from January 1, 2018 through November 15, 2018, (i) Global Ship Lease had no disagreements with PwC Audit on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Audit, would have caused PwC Audit to make reference to the subject matter of the disagreements in connection with its reports on the combined and consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

Global Ship Lease provided PwC Audit with a copy of this Form 20-F prior to its filing with the Securities and Exchange Commission and requested that PwC Audit furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of PwC Audit’s letter is attached as Exhibit 16.1 to this Form 20-F.

In connection with the audits of the Company’s financial statements for each of the fiscal years ended December 31, 2016 and 2017 and from January 1, 2018 through November 15, 2018 neither Global Ship Lease nor anyone on its behalf has consulted with PwC S.A. on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Global Ship Lease’s financial statements, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Item 16G.	Corporate Governance

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to domestic companies under NYSE listing standards. Even though we are not required to do so, we follow certain corporate governance practices applicable to domestic companies under NYSE listing standards, such as:

•	we have a compensation committee that consists of four directors, all of whom satisfy NYSE standards for independence;

•	we have a nominating and corporate governance committee that consists of three directors, all of whom satisfy NYSE standards for independence; and

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements.

The significant differences between our corporate governance practices and the NYSE standards are set forth below.

Shareholder Approval of Equity Compensation Plans

The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law and our amended and restated bylaws, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our equity incentive plan.

Share Issuances

In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances. Additionally, the NYSE restricts the issuance of super voting stock such as our Series C Preferred Shares. However, pursuant to 313.00 of Section 3 of the NYSE Listed Company Manual, the NYSE will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is in compliance with the NYSE’s requirements for domestic companies or that is not prohibited by the company’s home country law. We are not subject to such restrictions under our home country, Marshall Islands, law.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the reports of PricewaterhouseCoopers S.A. and PricewaterhouseCoopers Audit thereon, beginning on page F-1, are filed as part of this Annual Report:

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Global Ship Lease, Inc.’s Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to Global Ship Lease, Inc.’s Current Report on Form 6-K, filed with the SEC fon March 25, 2019).

1.3	Second Amended and Restated Bylaws of GSL Holdings, Inc. (incorporated by reference to Exhibit 1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 27, 2018).

1.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014).

1.5*	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018.

2.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Form 6-K (File No. 001-34153) filed on March 25, 2019).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on August 20, 2014).

4.1	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).

4.2	First Amendment to Registration Rights Agreement, dated as of February 11, 2013, among Global Ship Lease, Inc. (formerly GSL Holdings, Inc.) and CMA CGM S.A. (incorporated by reference to Exhibit I of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on February 28, 2013).

4.3	Indenture, dated as of October 31, 2017, among Global Ship Lease, Inc., the guarantors party thereto and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 3, 2017).

4.4	First Supplemental Indenture, dated December 20, 2018, by and among Global Ship Lease, Inc., the guarantors party thereto and Citibank, N.A., London Branch (incorporated by reference to Exhibit 99.1 to Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on December 20, 2018).

4.5	Form of Notes (incorporated by reference to Exhibit 99.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 3, 2017).

4.6	Facility Agreement, dated October 25, 2017, among Global Ship Lease, Inc., as borrower, the guarantors party thereto, Citibank, N.A., London Branch, as arranger, bookrunner and security agent, and Citibank Europe plc, UK Branch, as facility agent. (incorporated by reference to Exhibit 99.3 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 3, 2017).

Exhibit Number	Description
4.7	Intercreditor Agreement, dated as of October 31, 2017, among Global Ship Lease, Inc., the guarantors party thereto, Citibank, N.A., London Branch, as Notes trustee, Citibank Europe plc, UK Branch, as term agent, and the other parties from time to time party thereto (incorporated by reference to Exhibit 99.4 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on November 3, 2017).

4.8	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.9	Form of Guarantee made by CMA CGM S.A. for Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.10	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.11	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-4 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.12	Form of Guarantee made by Global Ship Lease, Inc. for CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.13	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 10.15 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.14*	Loan Agreement dated August 30, 2017, made by and among Zeus One Marine LLC and Ikaros Marine LLC, as joint and several borrowers, the banks and financial institutions listed therein as lenders, and ABN AMRO Bank N.V., as agent, arranger, security trustee and swap bank.

4.15*	Amending and Restating Deed dated October 9, 2018, by and among Zeus One Marine LLC and Ikaros Marine LLC as joint and several borrowers, Tasman Marine LLC, Hudson Marine LLC and Drake Marine LLC as collateral owners, Poseidon Containers Holdings LLC as corporate guarantor, Odysseus Marine LLC as shareholder, the banks and financial institutions listed therein as lenders, and ABN Amro Bank N.V. as agent, arranger, swap bank and security trustee.

4.16*	Second Amending and Restating Deed dated October 25, 2018, by and among Zeus One Marine LLC and Ikaros Marine LLC as joint and several borrowers, Tasman Marine LLC, Hudson Marine LLC and Drake Marine LLC as collateral owners, Poseidon Containers Holdings LLC as corporate guarantor, Odysseus Marine LLC as shareholder, the banks and financial institutions listed therein as lenders, and ABN Amro Bank N.V. as agent, arranger, swap bank and security trustee.

4.17*	Facility Agreement, dated October 9, 2018, by and among THD Maritime Co. Limited as Borrower, Tasman Marine LLC, Hudson Marine LLC, Drake Marine LLC and Poseidon Containers Holdings LLC as joint and several guarantors, Amsterdam Trade Bank N.V. as mandated lead arranger, agent and security trustee and the financial institutions listed therein as lenders.

4.18*	Loan Agreement dated August 11, 2017 made by and among Crédit Agricole Corporate and Investment Bank, as lender, and Hector Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, as borrowers.

4.19*	First Supplemental Agreement, dated October 24, 2018, by and among Hector Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC as joint and several borrowers, Poseidon Containers Holdings LLC as corporate guarantor, Odysseus Marine LLC as share pledgor and Crédit Agricole Corporate and Investment Bank as lender.

4.20*	Facility Agreement dated August 11, 2017 made by and among Leonidas Marine LLC, as borrower, Poseidon Containers Holdings LLC, as guarantor, the financial institutions listed therein as lenders, and Wilmington Trust National Association as facility agent and security agent.

4.21*	First Supplemental Agreement, dated October 24, 2018, by and among Leonidas Marine LLC as borrower, Poseidon Containers Holdings LLC as guarantor, the financial institutions listed therein as lenders and Wilmington Trust, National Association as facility agent and security agent.

Exhibit Number	Description
4.22*	Facility Agreement dated July 18, 2017 made by and among Athena Marine LLC, Aphrodite Marine LLC, Aris Marine LLC and Alexander Marine LLC, as joint and Several Borrowers, Poseidon Containers Holdings LLC, as guarantor, DVB Bank SE, Amsterdam Branch, as arranger, facility agent and security agent, and DVB Bank SE, as account bank.

4.23*	First Supplemental Agreement with respect to the DVB Facility (as hereinafter defined), dated October 24 2018, by and among Athena Marine LLC, Aphrodite Marine LLC, Aris Marine LLC and Alexander Marine LLC as joint and several borrowers, Poseidon Containers Holdings LLC as guarantor, Odysseus Marine LLC as shareholder, the banks and financial institutions listed therein as lenders, DVB Bank SE, Amsterdam Branch as facility agent, security agent and arranger, and DVB Bank SE as account bank.

4.24*	Facility Agreement, dated October 3, 2018, by and among Philippos Marine LLC, Aristoteles Marine LLC and Menelaos Marine LLC as joint and several borrowers, Poseidon Containers Holdings LLC and Triton Containers Holdings LLC as parent guarantors, the banks and financial institutions listed therein as lenders, Crédit Agricole Corporate and Investment Bank as arranger, facility agent and security agent.

4.25*	Junior Facility Agreement, dated October 3, 2018, by and among Philippos Marine LLC, Aristoteles Marine LLC and Menelaos Marine LLC as joint and several borrowers, Poseidon Containers Holdings LLC and Triton Containers Holdings LLC as guarantors, the banks and financial institutions listed therein as lenders, and Wilmington Trust, National Association as agent and security agent.

4.26*	Term Loan Facility, dated [•], 2018, by and among Laertis Marine LLC, Telemachus Marine LLC and Penelope Marine LLC as joint and several borrowers and hedge guarantors, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC and K&T Marine LLC, as guarantors, Deutsche Bank AG, as arranger, Deutsche Bank AG Filiale Deutschlandgeschaft, as account bank, and Wilmington Trust, National Association, as facility agent and security agent.

4.27	Form of Global Expense Agreement between CMA Ship Management and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.28	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of Global Ship Lease, Inc.’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.29	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 of Global Ship Lease, Inc’s Registration Statement on Form F-1 (File No. 333-153448) filed on September 12, 2008).

4.30	2015 Equity Incentive Plan (incorporated by reference to Appendix A to Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on July 31, 2015).

4.31	2019 Omnibus Incentive Plan (incorporated by reference to Exhibit I of Global Ship Lease, Inc’s Report on Form 6-K (File No. 001-34153) filed on March 1, 2019).

4.32	Form of Service Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.33	Form of Service Agreement of Thomas A. Lister (incorporated by reference to Exhibit 10.25 of Amendment No. 3 to Global Ship Lease, Inc.’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.34*	Amended and Restated Service Agreement of Ian J. Webber, dated June 1, 2018

4.35*	Deed of Amendment of Amended and Restated Service Agreement of Ian J. Webber, dated October 16, 2018

4.36*	Amended and Restated Service Agreement of Thomas A. Lister, dated June 1, 2018

4.37*	Deed of Amendment of Amended and Restated Service Agreement of Thomas A. Lister, dated October 16, 2018

4.38	Non-Compete Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc. (incorporated by reference to Exhibit 10.2 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on October 30, 2018).

4.39	Deed of Commercial Advisory Services and Exclusive Brokerage Services Agreement, dated as of October 29, 2018, by and among Conchart Commercial Inc., Global Ship Lease Services Limited and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.4 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on October 30, 2018).

Exhibit Number	Description
4.40	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on October 30, 2018).

4.41	Letter Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Global Ship Lease, Inc., CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross (incorporated by reference to Exhibit 10.5 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on October 30, 2018).

4.42	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on October 30, 2018).

4.43	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.3 of Global Ship Lease, Inc.’s Current Report on Form 6-K (File No. 001-34153) filed on October 30, 2018).

4.44*	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and vessel-owning subsidiaries of Global Ship Lease, Inc.

Exhibit Number	Description
8.1*	List of Subsidiaries of Global Ship Lease, Inc.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16.1*	Letter from PricewaterhouseCoopers Audit addressed to the SEC regarding the disclosure provided in Item 16F.

101.1*	The following financial information from Global Ship Lease, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL includes: (i) Consolidated Balance Sheets at December 31, 2018 and 2017, (ii) Consolidated Statements of Income for the years ended December 31, 2018, 2017 and 2016, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016, (iv) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016, and (v) the Notes to the Consolidated Financial Statements.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Date: March 29, 2019

GLOSSARY OF SHIPPING TERMS

Unless otherwise stated, references to the following terms have the following meaning as used in this Annual Report:

Address commission. A discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate

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

Time charter and voyage expenses. Expenses incurred including brokerage commission and those for owner’s account attributable to a ship’s voyage, such as bunkers costs when the vessel is idle or offhire and expenses incurred due to a ship’s voyage from a loading port to a discharging port, such as bunkers costs, port expenses, stevedoring costs, agents’ fees, canal dues, extra war risk insurance and commissions

Vessel operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, ship management fees, costs of lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude bunker costs, port expenses, stevedoring costs, agents’ fees, canal dues, extra war risk insurance and commissions, which are included in “voyage expenses.”

Voyage expenses. Expenses incurred due to a ship’s voyage from a loading port to a discharging port, such as bunkers costs, port expenses, stevedoring costs, agents’ fees, canal dues, extra war risk insurance and commissions.

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 2 (a) to the consolidated financial statements, the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 29, 2019

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 (a) to the consolidated financial statements, the Company changed the manner in which it accounts for certain cash receipts and cash payments in 2018.

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

Significant Transactions with Related Parties

As discussed in Note 2 (a) to the consolidated financial statements, the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

PricewaterhouseCoopers Audit

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers – 92200 Neuilly-sur-Seine, France

Marseille, France

March 29, 2018, except for the effects of the stock split discussed in Note 1 to the consolidated financial statements and the change in the manner in which the Company accounts for certain cash receipts and cash payments discussed in Note 2 (a) to the consolidated financial statements, as to which the date is March 29, 2019

We served as the Company’s auditor from 2007 to 2018.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	December 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$82,059	$73,266
Restricted cash	3	2,186	—
Accounts receivable, net		1,927	72
Inventories	8	5,769	742
Prepaid expenses and other current assets	7	6,214	1,376
Due from related parties	13	817	1,932

Total current assets		$98,972	$77,388

NON - CURRENT ASSETS
Vessels in operation	4	$1,112,766	$586,520
Other fixed assets		5	10
Intangible assets - charter agreements	6	5,400	700
Intangible assets - other		—	7
Deferred charges, net	5	9,569	11,259
Other non - current assets		948	—
Restricted cash, net of current portion	3	5,827	—

Total non - current assets		1,134,515	598,496

TOTAL ASSETS		$1,233,487	$675,884

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	9	$9,586	$1,486
Accrued liabilities	10	15,407	8,788
Current portion of long - term debt	11	64,088	40,000
Deferred revenue		3,118	2,178
Due to related parties	13	3,317	2,813

Total current liabilities		95,516	55,265

LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	11	$813,130	$358,515
Intangible liability - charter agreements	6	8,470	10,482
Deferred tax liability		9	17

Total non - current liabilities		821,609	369,014

Total liabilities		917,125	424,279

Commitments and Contingencies	14	—	—
SHAREHOLDERS’ EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 9,017,205 shares issued and outstanding (2017 – 5,951,217 shares)	15	$90	$60
Class B common shares - authorized 20,000,000 shares with a $0.01 par value 925,745 issued and outstanding (2017 – 925,745 shares)	15	9	9
Series B Preferred Shares - authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2017 – 14,000 shares)	15	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2017 - nil)	15	3	—
Additional paid in capital		512,379	387,229
Accumulated deficit		(196,119)	(135,693)

Total shareholders’ equity		316,362	251,605

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,233,487	$675,884

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Year ended December 31,
	Note	2018		2017		2016
OPERATING REVENUES
Time charter revenue	12		$30,890		$35,334		$37,881
Time charter revenue - related party	12,13		126,207		123,944		128,956

			$157,097		$159,278		$166,837

OPERATING EXPENSES:
Vessel operating expenses			47,584		41,098		43,757
Vessel operating expenses - related parties	13		1,689		1,599		1,599
Time charter and voyage expenses			1,352		962		705
Time charter and voyage expenses - related party	13		222		—		—
Depreciation and amortization	4, 5		35,455		37,981		42,805
Impairment of vessels	4		71,834		87,624		92,422
General and administrative expenses			9,221		5,367		6,224

Operating Loss			(10,260)		(15,353)		(20,675)

NON OPERATING INCOME/(EXPENSES)
Interest income			1,425		489		198
Interest and other finance expenses			(48,686)		(59,413)		(44,788)
Other income, net			212		51		216

Total non operating expenses			(47,049)		(58,873)		(44,374)

Loss before income taxes			(57,309)		(74,226)		(65,049)

Income taxes			(55)		(40)		(46)

Net Loss			$(57,364)		$(74,266)		$(65,095)
Earnings allocated to Series B Preferred Shares			(3,062)		(3,062)		(3,062)

Net Loss available to Common Shareholders			$(60,426)		$(77,328)		$(68,157)

Earnings/(Loss) per Share
Weighted average number of Class A common shares outstanding
Basic and diluted (including RSU’s without service conditions)	17		6,514,390		5,996,986		5,981,794
Net Loss per Class A common share
Basic and diluted (including RSU’s without service conditions)	17		$(7.42)		$(12.89)		$(11.39)
Weighted average number of Class B common shares outstanding
Basic and diluted	17		925,745		925,745		925,745
Net Loss per Class B common share
Basic and diluted	17	$	nil	$	nil	$	nil

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2018	2017	2016
Cash flows from operating activities:
Net loss		$(57,364)	$(74,266)	$(65,095)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		35,455	37,981	42,805
Vessel impairment	4	71,834	87,624	92,422
Gain on repurchase of secured notes		—	—	(2,865)
Amortization of deferred financing costs		4,629	7,772	3,622
Amortization of original issue discount/premium on repurchase of notes		1,207	11,570	2,184
Amortization of intangible asset/liability - charter agreements	6	(1,305)	(1,807)	(2,104)
Share based compensation	16	50	272	283
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable and other assets		5,019	(441)	219
(Increase) decrease in inventories		(2,250)	(188)	57
Decrease in accounts payable and other liabilities		(9,117)	(3,030)	(1,751)
(Decrease) increase in related parties’ balances		(625)	1,138	738
Increase in deferred revenue		214	238	1,144
Unrealized foreign exchange (gain) loss		(5)	2	26

Net cash provided by operating activities		47,742	66,865	71,685

Cash flows from investing activities:
Acquisition of vessels		(11,436)	—	—
Net proceeds from sale of vessels		14,504	—	(254)
Cash paid for vessel improvements		(239)	(255)	—
Cash paid for other assets		—	(8)	(6)
Cash paid for drydockings		(2,636)	(4,632)	(6,681)
Cash acquired in Poseidon Transaction, net of capitalized expenses		24,037	—	—

Net cash provided by/(used in) investing activities		24,230	(4,895)	(6,941)

Cash flows from financing activities:
Proceeds from issuance of secured notes		—	356,400	—
Repurchase of secured notes	11	(20,400)	(374,835)	(51,530)
Proceeds from drawdown of credit facilities	11	8,125	54,800	—
Repayment of credit facilities	11	(37,771)	(63,575)	(9,500)
Deferred financing costs paid		(2,058)	(12,675)	—
Series B Preferred Shares - dividends paid	15	(3,062)	(3,062)	(3,062)

Net cash used in financing activities		$(55,166)	(42,947)	(64,092)

Net increase in cash and cash equivalents and restricted cash		16,806	19,023	652
Cash and cash equivalents and restricted cash at beginning of the year		73,266	54,243	53,591

Cash and cash equivalents and restricted cash at end of the year		$90,072	$73,266	$54,243

Supplementary Cash Flow Information:
Cash paid for interest		$42,390	43,152	43,134
Cash paid for income taxes		84	46	50
Non-cash investing activities:
Unpaid capitalized expenses*		(826)	—	—
Working capital acquired		(11,331)	—	—
Vessels and other intangibles acquired		622,925	—	—
Debt acquired		(509,673)	—	—
Non-cash financing activities:
Issuance of Class A common shares		(23,564)	—	—
Issuance of Series C Preferred Shares		(101,569)	—	—

* Unpaid fees related to the Poseidon Transaction (see note 1)

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid - in capital	Retained Earnings/ (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 1, 2016	6,868,430	14,000	—	$68	$—	$—	$386,906	$9,792	$396,766
Restricted Stock Units (Note 16)	—	—	—	—	—	—	283	—	283
Class A common shares issued (Note 15)	4,266	—	—	1	—	—	—	—	1
Net Loss for the year	—	—	—	—	—	—	—	(65,095)	(65,095)
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2016	6,872,696	14,000	—	$69	$—	$—	$387,189	$(58,365)	$328,893

Restricted Stock Units (Note 16)	—	—	—	—	—	—	40	—	40
Class A common shares issued (Note 15)	4,266	—	—	—	—	—	—	—	—
Net Loss for the year	—	—	—	—	—	—	—	(74,266)	(74,266)
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2017	6,876,962	14,000	—	$69	$—	$—	$387,229	$(135,693)	$251,605

Restricted Stock Units (Note 16)	—	—	—	—	—	—	50	—	50
Class A common shares issued (Note 15)	3,065,988	—	—	30	—	—	23,534	—	23,564
Series C Preferred Shares issued (Note 15)	—	—	250,000	—	—	3	101,566	—	101,569
Net Loss for the year	—	—	—	—	—	—	—	(57,364)	(57,364)
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(196,119)	$316,362

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	Description of Business

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Under the merger agreement, Marathon, a U.S. corporation, first merged with its wholly owned Marshall Islands subsidiary, GSL Holdings, Inc. (“Holdings”), with Holdings continuing as the surviving company. Global Ship Lease, Inc., at that time a subsidiary of CMA CGM S.A. (“CMA CGM”), then merged with Holdings, with Holdings again being the surviving company. Holdings was renamed Global Ship Lease, Inc. and became listed on the New York Stock Exchange on August 15, 2008 (the “Marathon Merger”).

On November 15, 2018, the Company completed the acquisition of 20 containerships, one of which, the Argos, was contracted to be sold which sale was completed in December 2018, from Poseidon Containers Holdings LLC and K&T Marine LLC (together, “Poseidon Containers”) and the transaction (the “Poseidon Transaction”). References herein to “GSL Fleet” are to the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction, and references to “Poseidon Fleet” are to the 19 vessels that were acquired by the Company from Poseidon Containers upon consummation of the Poseidon Transaction, excluding the one additional vessel acquired but held for sale and was delivered to its new owner on December 19, 2018.

On March 25, 2019, the Company’s common shares began trading on a reverse-split-adjusted basis, following approval received from the Company’s shareholders at a Special Meeting held on March 20, 2019 and subsequently approval from the Company’s Board of Directors to reverse split the Company’s common shares at a ratio of one-for-eight. The Class A common shares and Class B common shares per share amounts disclosed in the consolidated financial statements and notes give effect to the reverse stock split retroactively, for all periods presented.

The Company’s business is to own and charter out containerships to leading liner companies. As of December 31, 2018, the Company owned 38 vessels with average age weighted by TEU capacity of 11.0 years.

The following table provides information about the vessels:

Company Name (1)	Fleet (2)	Country of Incorporation	Vessel Name	Capacity in TEUs (4)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 3 Limited	GSL	Cyprus	CMA CGM Matisse	2,262	1999	3Q19
Global Ship Lease 4 Limited	GSL	Cyprus	CMA CGM Utrillo	2,262	1999	3Q19
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	2Q19
Global Ship Lease 6 Limited	GSL	Cyprus	GSL Julie	2,207	2002	1Q19
Global Ship Lease 7 Limited	GSL	Cyprus	Kumasi	2,207	2002	4Q19
Global Ship Lease 8 Limited	GSL	Cyprus	Marie Delmas	2,207	2002	4Q19
Global Ship Lease 9 Limited	GSL	Cyprus	CMA CGM La Tour	2,272	2001	3Q19
Global Ship Lease 10 Limited	GSL	Cyprus	CMA CGM Manet	2,272	2001	3Q19
Global Ship Lease 12 Limited	GSL	Cyprus	CMA CGM Château d’If	5,089	2007	4Q20
Global Ship Lease 13 Limited	GSL	Cyprus	CMA CGM Thalassa	11,040	2008	4Q25
Global Ship Lease 14 Limited	GSL	Cyprus	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 15 Limited	GSL	Cyprus	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 16 Limited	GSL	Cyprus	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 20 Limited	GSL	Hong Kong	GSL Tianjin	8,667	2005	2Q19
Global Ship Lease 21 Limited	GSL	Hong Kong	OOCL Qingdao	8,667	2004	1Q19
Global Ship Lease 22 Limited	GSL	Hong Kong	GSL Ningbo	8,667	2004	2Q19
Global Ship Lease 23 Limited	GSL	Hong Kong	CMA CGM Berlioz	6,621	2001	2Q21
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	2Q19
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	4Q20

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

1.	Description of Business (continued)

Company Name (1)	Fleet (3)	Country of Incorporation	Vessel Name	Capacity in TEUs (4)	Year Built	Earliest Charter Expiry Date
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	1Q19
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	1Q19
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q19
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	2Q19
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q19
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q19
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	3Q19
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q19	(6)
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	1Q19
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q19
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	2Q19
Phillipos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q19	(6)
Aristoteles Marine LLC	Poseidon	Marshall Islands	UASC Bubiyan	6,882	2015	1Q19	(6)
Menelaos Marine LLC(5)	Poseidon	Marshall Islands	UASC Yas	6,882	2015	1Q24
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q19
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q20
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	2Q20

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	The GSL Fleet comprises the 19 vessels wholly owned by the Company prior to completion of the Poseidon Transaction;
(3)	The Poseidon Fleet comprises the 19 vessels wholly owned by Poseidon Containers as at the completion of the Poseidon Transaction, excluding one additional vessel held for sale;
(4)	Twenty-foot Equivalent Units;
(5)	Renamed Olivia I, effective March 19, 2019;
(6)	Thereafter, five years to CMA CGM at $25,910 per day.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Certain comparative figures have been reclassified to conform to changes in presentation in the current year.

Adoption of new accounting standards

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring the Company to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods. Under the new guidance, there is a five—step model to apply to revenue recognition. The five—steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied. The adoption of this standard did not have any effect on the retained earnings or on the financial results for year ended December 31, 2018 of the Company since all the Company’s vessels generated revenues from time charter agreements. The Company expects the impact of the adoption of the new revenue standard to be immaterial to its net income on an ongoing basis.

On January 1, 2018, the Company adopted ASU 2016-18, “Restricted Cash” (“ASU 2016-18”), which updated ASC Topic 230, “Statement of Cash Flows.” ASU 2016-18 required companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements. The reclassification of restricted cash in the statements of cash flows does not impact net income as previously reported or any prior amounts reported on the statements of comprehensive income, or balance sheets. There was no effect of the retrospective application of this change in accounting principle on the Company’s statements of cash flows, as the Company did not have restricted cash for the years ended December 31, 2017 or December 31, 2016.

On January 1, 2018, the Company adopted ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). The FASB issued ASU 2016-15 to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statements of cash flows. The amendments in this update provide guidance on eight specific cash flow issues. The effect of the retrospective application of this change in accounting principle on the Company’s statements of cash flows for the years ended December 31, 2017 and 2016 resulted in an increase in net cash provided by operating activities of $9,047 and $533, respectively and an increase in net cash used in financing activities of $9,047 and $533, respectively.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s consolidated financial statements.

(c)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(e)	Restricted cash

Restricted cash consists of retention accounts which are restricted in use and held in order to service debt and interest payments. In addition, restricted cash consists of pledged cash maintained with lenders and amounts built-up for future drydockings.

(f)	Insurance claims

Insurance claims consist of claims submitted and/or claims in the process of compilation or submission. They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurers. Any outstanding costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectation as to the collection dates.

(g)	Inventories

Inventories consist of bunkers, lubricants, stores and provisions. Inventories are stated at the lower of cost or net realizable value as determined using the first-in, first-out method.

(h)	Accounts receivable, net

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $ nil as of December 31, 2018 (2017: $ nil).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(i)	Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2018 or 2017. Other borrowing costs are expensed as incurred.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the Consolidated Statements of Income.

Vessels acquisitions

The Poseidon Transaction has been accounted for under ASU 2017-01 as an asset acquisition. The vessels acquired on November 15, 2018, described in note 1, were recorded at their fair value, based on valuations obtained from third party independent ship brokers, less negative goodwill arising as a result of the accounting for the overall Poseidon Transaction, allocated pro-rata. The following table summarizes the accounting for the Poseidon Transaction, including the fair value of the stock-based consideration given:

Assets and Liabilities Acquired	Amount
Vessels fair value as of November 15, 2018	$761,248
Negative goodwill allocated pro-rata to the vessels acquired	(143,726)

Vessels fair value recognized as of November 15, 2018 (see note 4)	617,522
Cash and cash equivalents	35,044
Fair value of time charter contracts attached, net of pro-rata allocation of negative goodwill (see note 6)	5,404
Debt assumed	(509,673)
Working capital (excluding cash and cash equivalents)	(11,331)

Total	$136,966

Fair Value of Consideration Given	Amount
Share price as of November 15, 2018 (as adjusted for reverse stock split)	$7.84
Fair value of stock-based consideration	125,133
Capitalized transaction expenses	11,833

Total consideration	$136,966

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(j)	Deferred charges, net

Drydocking costs are reported in the Consolidated Balance Sheets within “Deferred charges, net”, and include planned major maintenance and overhaul activities for ongoing certification. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and amortized on a straight—line basis over the period until the next scheduled drydocking, which is generally five years. Any remaining unamortized balance from the previous drydocking is written—off.

The amortization period reflects the estimated useful economic life of the deferred charge, which is the period between each drydocking. Costs incurred during the drydocking relating to routine repairs and maintenance are expensed. The unamortized portion of drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain or (loss) on sale of the vessel.

(k)	Intangible assets and liabilities – charter agreements

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

(l)	Impairment of Long—lived assets

Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached. The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Whilst charter rates in the spot market and asset values saw overall improvements through 2018, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2018 for the 19 vessels in the GSL Fleet.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(l)	Impairment of Long—lived assets (continued)

As a result, our management performed step one of the impairment assessment of each of the vessel groups in the GSL Fleet by comparing the undiscounted projected net operating cash flows for each vessel group to the carrying value of the vessel group.

During the three months ended December 31, 2018, our assessment concluded that step two of the impairment analysis was required for three of our vessels groups that were held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, an impairment loss of $71,834 was recorded for three vessels, shown as “Impairment of vessels” in the Consolidated Statements of Income, being the difference between the fair value of the vessel group (which included the charter attached) and the vessel group’s carrying value.

No impairment test was performed for the vessels comprising the Poseidon Fleet as at December 31, 2018, as no events or circumstances existed indicating that their carrying value may not be recoverable. The carrying value of the vessels at December 31, 2018 was significantly lower than their fair value, mainly as a result of the allocation of negative goodwill arising from the accounting for the Poseidon Transaction.

The assessment performed for 2017 and 2016 resulted in impairment charges of $87,624 and $92,422, respectively.

(m)	Deferred financing costs

Costs incurred in connection with obtaining long—term debt and in obtaining amendments to existing facilities are recorded as deferred financing costs and are amortized to interest expense using the effective interest method over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Debt issuance costs, other than any up—front arrangement fee for revolving credit facilities, related to a recognized debt liability are presented as a direct deduction from the carrying amount of that debt. Arrangement fees for revolving credit facilities are shown within “Other non—current assets”.

(n)	Preferred shares

The Series B Preferred Shares have been included within Equity in the Consolidated Balance Sheets, from their issue in August 2014, and the dividends are presented as a reduction of Retained Earnings or addition to Accumulated Deficit in the Consolidated Statements of Shareholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of these redeemable perpetual preferred shares, which may only be redeemed at the discretion of the Company, are entitled to receive a dividend equal to 8.75% on the original issue price and rank senior to the common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

The Series C Preferred Shares have been included within Equity in the Consolidated Balance Sheets, from their issue on November 15, 2018. The Class C Preferred Shares are convertible in certain circumstances to Class A common shares and they are entitled to a dividend only should such a dividend be declared on the Class A common shares.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(o)	Other comprehensive income/ (loss)

Other comprehensive income/ (loss), which is reported in the Consolidated Statements of Shareholders’ Equity, consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income (loss). Under ASU 2011-05, an entity reporting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. As the Company does not, to date, have other comprehensive income, the accompanying Consolidated Financial Statements only include Consolidated Statements of Income.

(p)	Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight—line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight—line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the Consolidated Balance Sheets.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.

Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off—hire or idle.

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

The fair value of restricted stock unit grants is determined by reference to the share price on the date of grant, adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(s)	Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. The Company’s vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses.

The Cyprus and Hong Kong subsidiaries are also liable for income tax on any interest income earned from non—shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 19% (2017: 19%, 2016: 20%).

The Company accounts for deferred income taxes using the liability method which requires the determination of deferred tax assets and liabilities, based upon temporary timing differences that arise between the financial statement and tax bases of recorded assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance where appropriate, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. At December 31, 2018 a deferred tax liability of $9 (2017: $17) was recognized relating to stock based compensation costs charged to the Consolidated Statements of Income in respect of unvested shares and timing differences between the carrying amounts of assets for financial reporting purposes and their tax bases.

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

(u)	Earnings/ (Loss) per share

Basic earnings/ (loss) per common share are based on income/ (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock units. Diluted income/ (loss) per common share are calculated by applying the treasury stock method. All unvested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two—class method.

(v)	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives its revenue from CMA CGM and other liner companies which are exposed to the cyclicality of the container shipping industry.

(ii)

There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2018, to the extent that substantially all of the amounts are deposited with eight banks (2017; three banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(w)	Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(x)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long—term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As at December 31, 2018, the Company’s three vessel groups that were held and used with a total aggregate carrying amount of $165,334 were written down to their fair value of $93,500 resulting in a non-cash impairment charge of $71,834 which was allocated to the respective vessels’ carrying values (see note 4) and was included in Consolidated Statements of Income for the year ended December 31, 2018. The estimated fair value, measured on a non—recurring basis, of the Company’s relevant three vessel groups that are held and used is calculated with the assistance of valuation obtained by third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level II in the fair value hierarchy.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 13). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(x)	Fair Value Measurement and Financial Instruments (continued)

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Income.

(y)	Recently issued accounting standards

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years which began after December 15, 2018, including interim periods within those fiscal years. Early application was permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non—lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. In March 2018, the FASB tentatively approved a proposed amendment to ASU 842, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non—lease components based on their relative standalone selling prices. As adopted by the Accounting Standards Update No. 2018-11 in July 2018, this practical expedient will allow lessors to elect and account for the combined component based on its predominant characteristic.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, “Codification Improvements to Topic 842, Leases” and in December 2018 the Accounting Standards Update No. 2018-20 “Narrow—scope improvements for lessors”, which further improve and clarify ASU 2016-02. The Company plans to adopt the standard as of January 1, 2019 and expects to elect the use of all practical expedients. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its consolidated financial statements since the Company is primarily a lessor and the changes to the lessor model are fairly minor.

The Company currently does not have any other miscellaneous leases that are greater than 12 months and the Company is the lessee that would be impacted by the adoption of this standard.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 “Codification improvements to Topic 326”, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements would have a material impact on its consolidated financial statements.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Restricted Cash

Restricted cash as of December 31, 2018 and 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Retention accounts	$2,186	$—

Total Current Restricted Cash	$2,186	$—

Cash Collateral	$5,190	$—
Blocked bank deposits	637

Total Non - Current Restricted Cash	5,827	—

Total Current and Non - Current Restricted Cash	$8,013	$—

4.	Vessels in Operation

Vessels in Operation as of December 31, 2018 and 2017 consisted of the following:

	Vessel Cost, as adjusted for impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2017	$916,809	$(209,481)	$707,328

Additions	310	—	310
Depreciation	—	(33,494)	(33,494)
Impairment loss	(182,585)	94,961	(87,624)

As of December 31, 2017	$734,534	$(148,014)	$586,520

Additions	11,675	—	11,675
Acquisitions through the Poseidon Transaction	617,522	—	617,522
Depreciation	—	(31,117)	(31,117)
Impairment loss	(139,354)	67,520	(71,834)

As of December 31, 2018	$1,224,377	$(111,611)	$1,112,766

On June 18, 2018, the Company took delivery of a 2005-built, 2,824 TEU containership, now named GSL Valerie, for a total cost of $11,436.

On November 15, 2018, the Company completed the Poseidon Transaction, acquiring 20 containerships, one of which, the Argos, was contracted to be sold which sale was completed in December 2018. The Poseidon vessels were recorded at their fair value, less negative goodwill arising as a result of the accounting for the Poseidon Transaction, allocated pro-rata at that date. The vessel contracted to be sold at the date of the transaction was classified as an asset held-for-sale and was held at a fair value which equaled the agreed sale price. As a result, no gain or loss has been recognized in the Company’s Consolidated Statements of Income.

Whilst charter rates in the spot market and asset values saw overall improvements through 2018, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review of the GSL Fleet for impairment as at December 31, 2018. The impairment review resulted in an impairment charge on three vessels, totaling $71,834, being recognized during the year ended December 31, 2018.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation (continued)

No impairment test was performed for the vessels comprising the Poseidon Fleet as at December 31, 2018, as no events or circumstances existed indicating that their carrying value may not be recoverable. The carrying value of the vessels at December 31, 2018, was significantly lower than their fair value, in part as a result of the allocation of negative goodwill arising from the accounting for the Poseidon Transaction.

The impairment review as at December 31, 2017 and 2016 gave rise to an impairment charge of $87,624 and $92,422 on five and six vessels, respectively in the GSL Fleet.

As of December 31, 2018, 18 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”), and one vessel of the GSL Fleet was pledged as collateral under the Hayfin Credit Facility. Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over the 19 Poseidon vessels (see note 11).

5.	Deferred charges, net

Deferred charges, net as of December 31, 2018 and 2017 consisted of the following:

Dry - docking Costs

As of January 1, 2017	$11,782
Additions	3,949
Amortization	(4,472)

As of December 31, 2017	$11,259

Additions	2,635
Amortization	(4,200)
Write - off	(125)

As of December 31, 2018	$9,569

The Company follows the deferral method of accounting for dry—docking costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight—line basis over the period until the next scheduled dry—docking, which is generally five years. Any remaining unamortized balance from the previous dry-docking are written—off.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Intangible Assets/Liabilities – Charter Agreements

Intangible Liabilities – Charter Agreements as of December 31, 2018 and 2017 consisted of the following:

	December 31,	December 31,
	2018	2017
Opening balance	$10,482	$12,527
Amortization in period	(2,012)	(2,045)

Closing balance	$8,470	$10,482

Intangible liabilities relate to management’s estimate of the fair value of below—market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible liabilities, which are related to five vessels as at December 31, 2018, are being amortized over the remaining term of the relevant charter, giving rise to an increase in time charter revenue.

Intangible Assets – Charter Agreements as of December 31, 2018 and 2017 consisted of the following:

	December 31,	December 31,
	2018	2017
Opening balance	$700	$937
Additions through the Poseidon Transaction	5,404	—
Amortization in the year	(704)	(237)

Closing balance	$5,400	$700

Intangible assets relate to management’s estimate of the fair value of two above—market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible assets are amortized over the remaining term of the relevant charters, giving rise to a reduction in time charter revenue.

In addition, following the completion of the Poseidon Transaction (see note 1) on November 15, 2018, intangible assets were recognized. These assets were derived from the management’s estimate of the fair value of above—market charters. These intangible assets, which are related to two vessels, are being amortized over the remaining term of the relevant charter, giving rise to a reduction in time charter revenue. The unamortized balance of the intangible assets recognized following the Poseidon Transaction as of December 31, 2018, will be fully amortized during the second quarter of 2020.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets as of December 31, 2018 and December 31, 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Insurance and other claims	$1,761	$348
Advances to suppliers and other assets	2,128	68
Prepaid vessel expenditure	840	327
Prepaid insurances	787	418
Other	698	215

Total	$6,214	$1,376

8.	Inventories

Inventories as of December 31, 2018 and December 31, 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Bunkers	$443	$—
Lubricants	4,958	742
Stores	192	—
Victualling	176	—

Total	$5,769	$742

9.	Accounts Payable

Accounts payable as of December 31, 2018 and 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Suppliers, repairers	$8,561	$1,207
Insurers, agents and brokers	358	—
Payables to charterers	368	—
Other creditors	299	279

Total	$9,586	$1,486

10.	Accrued Liabilities

Accrued liabilities as of December 31, 2018 and 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Accrued expenses	$7,154	$2,764
Accrued interest	8,253	6,024

Total	$15,407	$8,788

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long—Term Debt

Long- term debt as of December 31, 2018 and 2017 consisted of the following:

Facilities	December 31, 2018	December 31, 2017
2022 Notes	$360,000	$360,000
Less repurchase of Notes	(20,000)	—
Less original issue discount	(3,600)	(3,600)
Accumulated amortization of original issue discount	941	133

2022 Notes (a)	$337,341	$356,533

Poseidon - DVB Credit Facility (b)	51,063	—
Poseidon - Credit Agricole Credit Facility (c)	53,069	—
Poseidon - Blue Ocean Credit Facility (d)	23,830	—
Poseidon - ABN-AMRO Credit Facility (e)	62,189	—
Poseidon - ATB Credit Facility (f)	17,100	—
Poseidon - Credit Agricole Credit Facility (g)	80,000	—
Poseidon - Blue Ocean Credit Facility (h)	38,500	—
Poseidon - Deutsche, CIT, Entrust Credit Facility (i)	180,500	—
Citi Credit Facility (j)	34,800	54,800
Hayfin Credit Facility (k)	8,125	—
Less: Deferred financing costs (n)	(9,299)	(12,818)

Total	$877,218	$398,515

Less: Current portion of 2022 Notes (a)	(20,000)	—
Less: Current portion of Poseidon - DVB Credit Facility (b)	(2,231)	—
Less: Current portion of Poseidon - Credit Agricole Credit Facility (c)	(405)	—
Less: Current portion of Poseidon - ABN - AMRO Credit Facility (e)	(129)	—
Less: Current portion of Poseidon - ATB Credit Facility (f)	(1,628)	—
Less: Current portion of Poseidon - Credit Agricole Credit Facility (g)	(6,000)	—
Less: Current portion of Poseidon - Deutsche, CIT, Entrust Credit Facility (i)	(13,695)	—
Less: Current portion of Citi Credit Facility (j)	(20,000)	(40,000)

Non—current portion of Long - Term Debt	$813,130	$358,515

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long—Term Debt (continued)

a)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi—annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2018 the 2022 Notes were secured by first priority ship mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes.

The Company is required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility – see 12(j) below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make. In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. Around the second anniversary of the issue of the 2022 Notes, the Company will further offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Citi Credit Facility at par. Should the amount outstanding under the Citi Credit Facility be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Citi Credit Facility. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.

On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.

As of December 31, 2018, the outstanding balance was $337,341, net of the outstanding balance of the original issue discount.

b)	$52.6 Million DVB Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.

The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B each amounting to $5,500 is scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,429 payable in December 31, 2020.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long—Term Debt (continued)

b)	$52.6 Million DVB Credit Facility (continued)

Tranche C amounting to $5,800 is scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,734 payable in December 31, 2020. Tranche D of the remaining $35,800 is scheduled to be repaid in four consecutive quarterly instalments of $1,083 starting from March 31, 2020 and a balloon payment of $31,500 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.

The facility bears interest at LIBOR plus a margin of 2.85% per annum.

As of December 31, 2018, the outstanding balance on this facility was $51,063.

c)	$55.7 Million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement is dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.

The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A amounting to $19,400 is scheduled to be repaid in four consecutive quarterly instalments of $350 starting from March 31, 2020 and a balloon payment of $18,000 payable in December 31, 2020. Tranche B amounting to $10,500 is scheduled to be repaid in four consecutive quarterly instalments of $200 starting from March 31, 2020 and a balloon payment of $9,700 payable in December 31, 2020. Tranche C amounting to $25,750 is scheduled to be repaid in four consecutive quarterly instalments of $850 starting from March 31, 2020 and a balloon payment of $22,350 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.

This facility bears interest at LIBOR plus a margin of 2.75% per annum.

As of December 31, 2018, the outstanding balance on this facility was $53,069.

d)	$24.5 Million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three ( together, “Blue Ocean”). The agreement is dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.

The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive quarterly instalments of $650 starting from March 31, 2020 and a balloon payment of $21,900 payable in December 31, 2020.

This facility bears interest on $18.8 million of principal at LIBOR plus a margin of 4.0% per annum.

As of December 31, 2018, the outstanding balance on this facility was $23,830.

e)	$65.3 Million ABN AMRO Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement is dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long—Term Debt (continued)

e)	$65.3 Million ABN AMRO Bank Credit Facility (continued)

The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive instalments in the amount of $1,125 starting from March 31, 2020 plus a balloon instalment of $60,800 at the maturity date, December 31, 2020.

This facility bears interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.

As of December 31, 2018, the outstanding balance on this facility was $62,189.

f)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. The agreement is dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.

The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche is scheduled to be repaid in four consecutive quarterly instalments of $110 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5,260 on December 31, 2020.

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

As of December 31, 2018, the outstanding balance on this facility was $17,100.

g)	$80.0 Million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and UASC Yas on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement is dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020.

The Facility shall be repaid in seven equal quarterly instalments of $1,500 each, the first such instalment due three months from the utilization date, plus a final balloon of $69,500 payable together with the last 7th instalment.

This facility bears interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.

As of December 31, 2018, the outstanding balance on this facility was $80,000.

h)	$38.5 Million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and UASC Yas on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement is dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.

The Facility is scheduled to be repaid in one instalment at maturity date and bears interest at 10.0% fixed payable quarterly in arrears.

As of December 31, 2018, the outstanding balance on this facility was $38,500.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long—Term Debt (continued)

i)	$180.5 Million Deutsche, CIT, Entrust Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.

On December 31, 2018, the Company entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Deutsche Bank AG, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.

Senior Facility

The Senior Facility comprised of three Tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $868, the first such instalment due three months from the utilization date, and a final instalment of $35,148. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $863, the first such instalment due three months from the utilization date, and a final instalment of $35,218. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $858, the first such instalment due three months from the utilization date, and a final instalment of $35,288.

The Senior Facility bears interest at LIBOR plus 3.0% payable quarterly in arrears.

As of December 31, 2018, the outstanding balance on the Senior Facility was $141,900.

Junior Facility

The Junior Facility comprised of three Tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $236, the first such instalment due three months from the utilization date, and a final instalment of $9,563. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $235, the first such instalment due three months from the utilization date, and a final instalment of $9,577. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $233, the first such instalment due three months from the utilization date, and a final instalment of $9,604.

The Junior Facility bears interest at LIBOR plus 10.0% payable quarterly in arrears.

As of December 31, 2018, the outstanding balance on the Junior Facility was $38,600.

j)	$54.8 Million Citi Credit Facility

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is USD LIBOR plus a margin of 3.25% and is payable at least quarterly.

Amortization, which may be increased as described in note 11(a) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.

The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

As of December 31, 2018, the outstanding balance on this facility was $34,800.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long—Term Debt (continued)

k)	$65.0 Million Hayfin Credit Facility

On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65,000. The Hayfin Credit Facility is to be borrowed in tranches and is to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, is available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is USD LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum is due on the undrawn commitments until May 10, 2019.

Any debt drawn under the Hayfin Credit Facility will be secured by first priority ship mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged Vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie. Any future tranche cannot exceed 65% of the charter free market value of the vessel to be acquired. The Company is required to have a minimum cash balance of $20,000, on a consolidated basis, on each test date, being March 31, June 30, September 30 and December 31 in each year. The Company is also required to hold, at all times, a cash balance of $500 per Facility Mortgaged Vessel and a reserve for dry docking costs of the Facility Mortgaged Vessels; these are both shown in the Balance Sheets as Restricted Cash.

As of December 31, 2018, the outstanding balance of this facility was $8,125.

l)	$14.35 Million DVB Argos Credit Facility

On November 14, 2018, the vessel owning company of Argos entered into a deed of amendment and restatement of a loan agreement on a $14,300 facility with DVB Bank. This facility was fully repaid on December 19, 2018 following the sale of Argos.

m)	Repayment Schedule

Maturities of long—term debt for the years subsequent to December 31, 2018 are as follows:

Payment due by period ended	December 31, 2018
2019	$64,088
2020	330,033
2021	48,176
2022	408,379
2023	38,500

$889,176

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long—Term Debt (continued)

n)	Deferred Financing Costs

	December 31, 2018	December 31, 2017
Opening balance	$12,818	$7,100
Expenditure in the period	307	13,177
Amortization included within interest expense	(3,826)	(7,459)

Closing balance	$9,299	$12,818

Costs amounting to $307 were incurred in connection with the Hayfin Credit Facility for the acquisition of GSL Valerie. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred. In addition, fees amounting to $2,055 were incurred in connection with the above mentioned loan and the unamortized balance is presented within “Other non—current assets”.

o)	Debt covenants—securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on the Company’s vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.

As of December 31, 2018 and 2017, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Time charter revenue

Time charter revenue as of December 31, 2018, 2017 and 2016 consisted of the following:

	December 31, 2018	December 31, 2017	December 31, 2016
Time charter revenue	$30,890	$35,334	$37,881
Time charter revenue - related party	126,207	123,944	128,956

	$157,097	$159,278	$166,837

Operating revenue from significant customers (constituting more than 10% of total time charter revenue) was as follows:

	Year Ended December 31,
Charterer	2018	2017	2016
CMA CGM	80.41%	77.82%	77.28%
OOCL	Under 10%	22.18%	22.72%

13.	Related Party Transactions

CMA CGM is presented as a related party due to the fact that on December 31, 2018, 2017 and 2016 it was a significant shareholder of the Company, owning Class A and Class B common shares representing 15.55%, 44.4% and 44.4%, respectively of voting rights in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the Consolidated Balance Sheets.

Time Charter Agreements

A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income. The outstanding receivables due from CMA CGM are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $817 and $1,932 as of December 31, 2018 and 2017, respectively.

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has a number of ship management agreements with Technomar under which the ship manager is responsible for all day—to—day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. For the 19 vessels of Poseidon Fleet, the ship management agreements were effective at the date of the completion of the Poseidon Transaction, while for the GSL Fleet, the agreements will be effective upon the transfer of management of each vessel to Technomar.

At December 31, 2018, the Company outsourced day—to—day technical management of seven of its vessels in the GSL Fleet to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2017: $123, 2016: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement.

The management fees charged to the Company by Technomar and CMA Ships for the year ended December 31, 2018 amounted to $722 and $967, respectively (2017: CMA Ships—$1,599) and are shown in vessel operating expenses – related parties in the Consolidated Statements of Income. As of December 31, 2018, these outstanding fees due to Technomar and CMA Ships are presented in the Consolidated Balance Sheets under “Due to related parties” totaling $1,362 and $1,829 respectively (2017: CMA Ships—$2,813).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions (continued)

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to two vessels during 2018.

The fees charged to the Company by Conchart for the year ended December 31, 2018 amounted to $222 and are disclosed within time charter and voyage costs – related parties in the Consolidated Statements of Income.

These outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under “Due to related parties” totaling $126 and $nil as of December 31, 2018 and 2017, respectively.

14.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any offhire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 38 vessels as at December 31, 2018 is as follows:

Amount
2019	206,682
2020	141,577
2021	104,775
2022	91,783
2023 and thereafter	103,418

Total minimum lease revenue, net of address commissions	648,235

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

15.	Share Capital

On March 25, 2019, the Company effected a one-for-eight reverse stock split of the Company’s issued Class A common shares (Note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors, following approval of shareholders at a Special Meeting on March 20, 2019. The reverse stock split did not change the authorized number of shares or par value of the Company’s common shares.

At December 31, 2018, the Company had two classes of common shares. The rights of holders of Class B common shares were identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares were subordinated to those of holders of Class A common shares. As a consequence of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common shares on a one-for-one basis on January 2, 2019 and were also retrospectively adjusted for the one-for-eight reverse stock split.

On completion of the Poseidon Transaction on November 15, 2018, the Company issued 3,005,603 Class A common shares and 250,000 new Series C Preferred Shares of par value $0.01. Each Series C Preferred Share carries 38.75 votes and are convertible in certain circumstances to a total of 12,955,187 Class A common shares. They are entitled to a dividend only should such a dividend be declared on the Class A common shares. As a consequence of the completion of the Poseidon Transaction, all outstanding restricted stock units vested on November 15, 2018 and as a result a total of 60,425 Class A common shares were also issued.

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 16). During each of the years ended December 31, 2017 and 2016, 4,266 Class A common shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016, respectively. The number of shares to be issued was determined on the basis of a notional value per share of $32.00 rather than market values.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Share—Based Compensation

In August 2015, the Company’s Board adopted the 2015 Equity Incentive Plan (the “2015 Plan”), which enabled management, consultants and Directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.

Under the 2015 Plan, restricted stock units were granted to four members of management on March 3, 2016 and were divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual left employment, provided that this was after December 31, 2016 and was not for cause. The second tranche (12,500 restricted stock units) also vested after December 31, 2016 on the same terms, but, in addition, only if and when the stock price had been at or above $40.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2019.

Restricted stock units were granted to five members of management on January 8, 2018 under the 2015 Plan, as part of their 2017 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual left employment, provided that this was after March 31, 2018 and was not for cause. The second tranche (12,500 restricted stock units) would also vests after March 31, 2018 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2020.

Restricted stock units were granted to five members of management on March 1, 2018 under the 2015 Plan, as part of their 2018 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual leaves employment, provided that this was after March 31, 2019 and was not for cause. The second tranche (12,500 restricted stock units) would also vests after March 31, 2019 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2021.

No restricted stock units were granted during 2017.

As a consequence of the completion of the Poseidon Transaction, all outstanding restricted stock units vested on November 15, 2018 and as a result a total of 60,425 Class A common shares were issued.

On February 4, 2019, the 2019 Omnibus Incentive Plan (the “2019 Plan”) was adopted, and the 2015 Plan and its predecessor plan from 2008 were terminated.

The 2019 Plan is administered by the compensation committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000. No awards have been made under the 2019 Plan.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Share—Based Compensation (continued)

Share based awards since January 1, 2016, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2016	37,500	—	$26.00	n/a

Granted in March 3, 2016	25,000	—	9.44	n/a

Unvested as at December 31, 2016	62,500	—	$19,36	n/a

Granted in 2017	—	—	—	n/a

Unvested as at December 31, 2017	62,500	—	$19.36	n/a

Granted in January 8, 2018	25,000	—	9.28	n/a
Granted in March 1, 2018	25,000	—	9.04	n/a
Vested on November 15, 2018	(112,500)	—	n/a	7.92

Unvested as at December 31, 2018	—	—	$—	—

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date, which is discounted for dividends forfeited over the vesting period. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

On November 15, 2018, as a consequence of the completion of the Poseidon Transaction, all 112,500 unvested restricted stock units vested and as a result, 60,425 Class A common shares were issued, with the balance being retained by the Company to fund individual’s personal tax liabilities under UK tax legislation, based on a fair value per share of $7.92.

During each of the years ended December 31, 2017 and 2016, 4,266 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined based on a notional value per share of $32.00 rather than market values.

During the year ended December 31, 2018, the company recognized a total of $50 (2017: $272, 2016: $283) in respect of stock based compensation.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17.	Earnings/(Loss) per Share

Basic earnings/(loss) per common share is presented under the two—class method and is computed by dividing the earnings/(loss) available to common shareholders by the weighted average number of common shares outstanding for the period.

Under the two—class method, net income/(loss), if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 15). Net income/(loss) for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares. The net loss allocated to Class A and Series C share was based on an as converted basis utilizing the two—class method.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders and Series C preferred shareholders. Net loss should only be allocated to Class A common shareholders and Series C preferred shareholders.

At December 31, 2018, there were no unvested awards under any of the Company’s incentive Plans. As at December 31, 2017, there were 62,500 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2018, only Class A and B common shares and Series C preferred shares were participating securities.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17.	Earnings/(loss) per Share (continued)

Numerator:	December 31, 2018	December 31, 2017	December 31, 2016
Net loss attributable to common shareholders	$(60,426)	$(77,328)	$(68,157)
Undistributed loss attributable to Series C participating preferred shares	12,110	—	—

Net loss available to common shareholders, basic and diluted	(48,316)	(77,328)	(68,157)
Net Loss available to:
Class A, basic and diluted	(48,316)	(77,328)	(68,157)
Class B, basic and diluted	—	—	—
Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	$6,514,390	$5,946,986	$5,944,294
Weighted average number of RSUs without service conditions	—	50,000	37,500

Common share and common share equivalents, basic and diluted	6,514,390	5,996,986	5,981,794
Class B Common shares
Basic weighted average number of common shares outstanding	925,745	925,745	925,745

Common shares, basic and diluted	$925,745	$925,745	$925,745
Basic and diluted common loss per share:
Class A	(7.42)	(12.89)	(11.39)
Class B	—	—	—
Series C Preferred Shares—basic and diluted loss per share:
Undistributed loss attributable to Series C participating preferred shares	(12,110)	—	—
Basic and diluted weighted average number of Series C Preferred shares outstanding, as converted	$1,632,709	—	—
Basic and diluted loss per share	(7.42)	—	—

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

18.	Subsequent events

On January 2, 2019, as a consequence of completing the Poseidon Transaction, all outstanding Class B common shares converted one—for—one to Class A common shares.

On February 4, 2019, the 2019 Omnibus Incentive Plan was adopted and the 2015 Plan and 2008 Plan were terminated (see note 16).

On February 28, 2019, a dividend of $0.546875 per Series B Preferred Share was announced for the first quarter 2019.

On March 25, 2019, the Company effected a one-for-eight reverse stock split of its Class A common shares, which was authorized at a special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of the Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in these financial statements give effect to the reverse stock split retroactively, for all periods presented, which resulted in the number of issued and outstanding common shares reducing from 79,543,921 as at December 31, 2018 to 9,942,950.