Form 20-F
period 2019-12-31
Global Ship Lease, Inc.
filed 2020-04-02
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _________ to

Commission file number: 001-34153

Global Ship Lease, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of The Marshall Islands

(Jurisdiction of incorporation or organization)

25 Wilton Road, London SW1V 1LW, United Kingdom

(Address of principal executive offices)

Ian J. Webber, Chief Executive Officer, 25 Wilton Road, London SW1V 1LW, United Kingdom

Tel number: + 44 (0) 20 3998 0063

ian.webber@globalshiplease.com

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Class A Common Shares, par value of $0.01 per share	GSL	New York Stock Exchange

Depositary Shares, each of which represents a 1/100th interest in a share of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share	GSL-B	New York Stock Exchange

8.75% Series B Cumulative Redeemable Perpetual Preferred Shares*	N/A*	N/A*

8.00% Senior Unsecured Notes due 2024	GSLD	New York Stock Exchange

*	Not for trading, but only in connection with the registration of the Depositary Shares representing 1/100th interest in such shares of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

17,556,738 Class A common shares, par value of $0.01 per share

14,428 Series B Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share

250,000 Series C Perpetual Preferred Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes   ☐   No    ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes   ☐   No   ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

1

PART I

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc.; “CMA CGM” refers to CMA CGM S.A., currently our principal charterer; “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, Technomar Shipping Inc (“Technomar”) refers to our ship technical manager and ConChart Commercial Inc (“Conchart”) refers to one of our commercial ship managers. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels or ships. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

On November 15, 2018, we completed a strategic combination with Poseidon Containers, acquiring 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 ships that were owned by us prior to the consummation of the Poseidon Transaction and references to the “Poseidon Fleet” are to the 19 vessels that were acquired by us upon consummation of the Poseidon Transaction, excluding the Argos, which was subsequently sold.

All share and per share amounts disclosed in this Annual Report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial and other data as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, which is derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of operations and statements of cash flows for the years ended December 31, 2019, 2018 and 2017 and our audited consolidated balance sheets as of December 31, 2019 and 2018, together with the notes thereto, are included in this Annual Report. Our audited consolidated statements of income and cash flows for the years ended December 31, 2016 and 2015 and our audited consolidated balance sheets as of December 31, 2017, 2016 and 2015, and the notes thereto, are not included herein.

You should read the information set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and notes thereto.

2

	2019	2018(1)	2017	2016	2015
	(Expressed in millions of U.S. dollars, except for per share data)
Statement of Operations
Operating revenues:
Time charter revenue	$261.1	$157.1	$159.3	$166.8	$165.3

Operating expenses:
Vessel operating expenses	(87.8)	(49.3)	(42.7)	(45.4)	(48.9)
Time charter and voyage expenses	(9.0)	(1.6)	(1.0)	(0.7)	(1.6)
Depreciation and amortization	(43.9)	(35.5)	(38.0)	(42.8)	(44.9)
General and administrative expenses	(8.8)	(9.2)	(5.4)	(6.2)	(6.5)
Impairment of vessels	—	(71.8)	(87.6)	(92.4)	(44.7)
Total operating expenses	(149.5)	(167.4)	(174.7)	(187.5)	(146.6)
Operating Income / (Loss)	111.6	(10.3)	(15.4)	(20.7)	18.7
Non-operating income (expenses)
Interest income	1.8	1.4	0.5	0.2	0.1
Interest and other financial expenses	(75.0)	(48.7)	(59.4)	(44.8)	(48.2)
Other income, net	1.5	0.3	0.1	0.2	0.6
Income / (Loss) before income taxes	39.9	(57.3)	(74.2)	(65.1)	(28.8)
Income taxes	(0.0)	0.0	(0.0)	(0.0)	0.0
Net Income / (Loss)	39.9	(57.3)	(74.2)	(65.1)	(28.8)
Earnings allocated to Series B Preferred Shares	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)
Net Income / (Loss) available to common shareholders(2)	36.8	(60.4)	(77.3)	(68.2)	(31.9)
Net Income / (Loss) per Class A common share in $
Basic and diluted	1.48	(7.42)	(12.89)	(11.39)	(5.36)
Weighted average number of Class A common shares outstanding
Basic in millions	11.9	6.5	6.0	6.0	6.0
Diluted in millions	11.9	6.5	6.0	6.0	6.0
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	0.9	0.9	0.9	0.9
Dividend per Class A common share in $	—	—	—	—	0.02
Statement of cash flow
Net cash provided by Operating Activities	93.3	47.7	66.9	71.6	62.3
Net cash (used in)/provided by Investing Activities	(99.9)	24.3	(4.9)	(6.9)	(101.2)
Net cash provided by/(used in) Financing Activities	64.1	(55.2)	(42.9)	(64.1)	59.2
Balance sheet data (at year end)
Total current assets	161.9	99.0	77.4	57.1	57.6
Total vessels in operation	1,155.6	1,112.8	586.5	707.3	838.4
Total assets	1,351.8	1,233.5	675.9	777.2	904.9
Debt (current and non-current portion), net	896.9	877.2	398.5	419.9	478.1
Class B and C Preferred Shares	—	—	—	—	—
Class A and B common shares	0.2	0.1	0.1	0.1	0.1
Stockholders’ equity	406.4	316.4	251.6	328.9	395.8
Other data
Number of vessels in operation at year end	43	38	18	18	18
Ownership days	14,326	7,675	6,570	6,588	6,893
Utilization	94.4%	98.7%	98.4%	98.4%	99.6%

(1)	On November 15, 2018, we completed the Poseidon Transaction. The consideration given for the acquisition of the net assets was 3,005,603 Class A common shares and 250,000 Series C perpetual convertible preferred shares of par value $0.01 (the “Series C Preferred Shares”). Each Series C preferred share carries 38.75 votes and they are convertible in certain circumstances to a total of approximately 13.0 million Class A common shares.
3

(2)	On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this Annual Report give effect to the reverse stock split retroactively, for all periods presented, which resulted in the number of issued and outstanding Class A common shares reducing from 79,543,921 to 9,942,950.

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

Payments to us by our charterers under time charters are, and will continue to be, our sole source of operating cash flow. As at December 31, 2019, 17 of our 43 vessels were chartered to CMA CGM. CMA CGM’s payments to us under these charters are an important source of operating revenue. We are consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is cyclical and, whilst financial performance improved from time to time, has been suffering an extended cyclical downturn since mid-2008, with freight rates, charter rates, asset values, and liner operator earnings under pressure due to oversupply of container ship capacity. Industry conditions improved through 2017 and into the first half of 2018, with weakness in short term market charter rates being seen in the second half of 2018. Full year growth in container volume in 2019 is estimated at 2.0%, despite negative sentiment resulting from trade tensions between the U.S. and China. More recently, the coronavirus (COVID-19) pandemic is expected to have a negative effect on global container trade which is likely, in turn, to impact our charterers’ operating cash flows. This, together with the global disruption to administrative efficiency that is likely to be caused by companies quarantining employees and shifting to working from home on an unprecedented scale, may result in delays in us receiving charter hire payments. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similar terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

Whilst there were no delays in receiving charterhire payments in 2018 or 2019, we have previously experienced, from time to time, delays in receiving charterhire payments from CMA CGM, which under the charter contracts are due to be paid two weeks in advance. As of December 31, 2019, no charterhire payments were outstanding.

If CMA CGM, or any other of our charterers, ceases doing business or fails to perform its obligations under our charters, our business, financial position and results of operations would be materially adversely affected by reduced operating cashflow. If vessels were redelivered to us prior to the scheduled expiration of their respective charters, it is probable that, even if we were able to find replacement charters, such replacement charters would be at significantly lower daily rates and for shorter durations. If such events occur, these events may give rise to uncertainty about our ability to continue as a going concern. Please also see “—We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry” below.

We may not realize all of the anticipated benefits of our recent strategic transaction with Poseidon Containers.

On November 15, 2018, we completed the Poseidon Transaction, a strategic combination with Poseidon Containers whereby we acquired Poseidon Containers, including its fleet of 20 containerships, one of which was contracted to be sold, the sale of which was completed in December 2018. On the closing of the Poseidon Transaction, we issued 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible into 12,955,187 Class A common shares upon the occurrence of certain events, to the unitholders of Poseidon Containers and assumed the debt of Poseidon Containers, which amounted to $509.7 million as of November 15, 2018.

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

All of our vessels are technically managed by Technomar, a company of which our Executive Chairman is the majority beneficial owner, under ship management contracts whereby, for an annual management fee, the manager provides all day-to-day ship technical management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking.

Additionally, as of the date of this report, all of our vessels are directly or indirectly commercially managed by Conchart, a company of which our Executive Chairman is the sole beneficial owner. The services provided by Conchart, as our commercial manager, include chartering, sale and purchase and post-fixture administration.

The fees and expenses payable pursuant to our technical and commercial ship management agreements will be payable without regard to our business, results of operation and financial condition and we have limited rights to terminate our management agreements. The payment of fees to our managers could adversely affect our results of operations and ability to pay dividends.

Our third-party ship managers are privately-held companies and there is little or no publicly available information about them.

The ability of Technomar and Conchart to render technical and commercial ship management services will depend in part on their own financial strength. Circumstances beyond our control could impair our third-party ship managers’ financial strength, and because each is a privately held company, information about the financial strength of our third-party ship managers is not available. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our third-party ship managers even though their financial or other problems could have a material adverse effect on us.

Technomar, Conchart and CMA CGM may have conflicts of interest with us which may make them favor their own interests to our detriment.

Our Executive Chairman is the Founder, Managing Director, and majority beneficial owner of Technomar and the sole beneficial owner of ConChart. As of the date of this report, CMA CGM, holds approximately 11.2% of our voting power and has nominated two members of our Board of Directors. Accordingly, CMA CGM, our principal charterer, and affiliates of Technomar and Conchart, our third-party ship managers, have the power to exert considerable influence over our actions. These relationships could create conflicts of interest between us and our third-party ship managers and principal charterer. Under our amended and restated bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) any interested director’s relationship or interest as to the contract or transaction must be disclosed to the board of directors, and such contract or transaction must be authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction must be specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by the board of directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

Such conflicts of interest may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed or owned by other companies affiliated with our third-party ship managers or principal charterer. As a result of these conflicts, our third-party ship managers or our principal charterer may favor their own or their affiliates’ interests over our interests. These conflicts may have unfavorable consequences for us. Although Technomar and Conchart have entered into a non-competition agreement with us, conflicts of interest may arise between us and our third-party ship managers and principal charterer, and such conflicts may not be resolved in our favor and could have an adverse effect on our results of operations.

Our financial reporting is partly dependent on information provided by our third-party ship managers and on accounting and financial reporting services provided by Technomar.

Our ship managers are obliged to provide us with requisite financial information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. Furthermore, the accounting and financial reporting for Poseidon Containers is provided by Technomar, under an administrative support section of the ship management contracts. All accounting and financial reporting for the legacy Global Ship Lease entities transitioned to Technomar during the year ended December 31, 2019. Technomar is a privately held company with financial reporting arrangements different from ours. If it is delayed in providing us with key financial information, or it otherwise fails to meet its obligations under the administrative support section of the ship management agreements, we could fail to meet our financial reporting deadlines, which could lead to regulatory sanctions being imposed on us and cause us to default on reporting covenants under our financing agreements. Any such results may have a material adverse effect on our results of operation, financial condition and reputation.

Certain terms in our agreements with CMA CGM may be the result of negotiations that were not conducted at arms-length and may not reflect market standard terms. Accordingly, they may include terms that may not be obtained from future negotiations with unaffiliated third parties.

Our charter agreements with CMA CGM and certain other contractual agreements were entered into when we were a wholly-owned subsidiary of CMA CGM in the context of a proposed public offering of our Class A common shares in 2007, and subsequently the 2008 merger of Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, with and into GSL Holdings, Inc., Marathon’s newly-formed wholly-owned Marshall Islands subsidiary, with GSL Holdings, Inc. (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, the “Marathon Merger”), and other related transactions. We have subsequently agreed to amendments of and extensions to a number of the charters we have with CMA CGM. Our agreements with CMA CGM may include terms that could not have been obtained and may not be attainable in the future from arms-length negotiations with unaffiliated third parties for similar services and assets.

Our growth depends on continued growth in the demand for containerships, our ability to purchase additional vessels and obtain new charters. We will require additional financing to be able to grow and will face substantial competition.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies. The opportunity to acquire additional containerships will in part depend on the state of and prospects for container shipping. The container shipping industry is both cyclical and volatile in terms of supply demand balance, freight rates and charter rates and overall profitability. By and large, the industry has been under pressure since 2008, with an excess of supply of containership capacity and mediocre demand growth. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Acquisition of vessels will be challenging as, among other things, we may need to obtain additional financing in order to complete vessel purchases. Due to the continuing effects of the economic downturn and the severe cyclical downturn in the container shipping industry, financing for investment in containerships, whether newbuildings or existing vessels, is severely limited. Further, the cost of available financing has increased significantly. In addition, in recent years, the number of lenders for shipping companies has decreased and lenders have generally lowered their loan-to-value advance ratios, shortened loan terms and accelerated repayment schedules. The actual or perceived credit quality of our charterers and proposed charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

The process of obtaining further vessels and new charters is highly competitive and depends on a variety of factors relating to the vessel owner, including:

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
7

We will face substantial competition in expanding our business from a number of experienced companies. Many of these competitors may have greater financial resources and a lower cost of capital than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. During any industry downturn there are an increased number of vessels available for charter, including many from owners with strong reputation and experience. Excess supply of vessels in the container shipping market results in greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with our existing charterers or obtain new charters on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Certain shareholders may have the power to exert significant influence over us, and their interests could conflict with the interests of our other shareholders.

According to information contained in public filings, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, hereafter referred to as Kelso, controls approximately 36.1% of the vote on any matter submitted to the vote of our common shareholders, through its ownership of Series C Preferred Shares and by virtue of a voting agreement with certain other of our shareholders. In September 2019, we entered into a letter agreement with Kelso whereby Kelso agreed to convert all of its outstanding Series C Preferred Shares into Class A common shares upon the repayment in full of our 9.875% First Priority Senior Secured Notes due 2022 (the “2022 Notes”). In addition, a Managing Director of Kelso is a member of our Board of Directors. As a result, Kelso has the power to exert considerable influence over our actions and the outcome of matters on which our shareholders are entitled to vote, including increasing or decreasing our authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. In addition, according to public filings, CMA CGM, George Giouroukos (our Executive Chairman) through Shipping Participations Inc. and Michael S. Gross (our former Chairman and a current director) hold and/or control approximately 11.2%, 5.4% and 4.9%, respectively of our voting power, respectively. Conflicts of interest may also arise between us and these significant shareholders or their affiliates, which may result in transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. Moreover, the concentration of ownership may delay, deter or prevent acts that may be favored by or favorable to our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business. Similarly, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with concentrated ownership.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

Nearly all of our cash flow is generated from our chartering of containerships. Due to our lack of diversification, an adverse development in the containership industry may harm our business, results of operations and financial condition more significantly than if we maintained more diverse assets or lines of business.

We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

According to Maritime Strategies International Ltd. (“MSI”), as of December 31, 2019, the overall orderbook-to-fleet ratio represented approximately 10.9% of the total worldwide containership fleet capacity as of that date. Notwithstanding scrapping, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years. As of that date, approximately 240 containerships were idle, with an aggregate capacity of around 1.3 million TEUs, or 5.8% of the total cellular fleet. Potentially, an over-supply of containership capacity, combined with a lack of growth in the demand for containerships, may result in downward pressure on charter rates. As at December 31, 2019, but adjusted to include all ships delivered and charters agreed through March 31, 2020, the charters for nine of our 45 containerships either have expired or could expire before the end of the first half of 2020 and a further 12 vessels have charters which may expire during the second half of 2020. We cannot be assured that we will be able to obtain new time charters for our vessels on expiry of existing charters or that if we do, the new rates will be favorable. If we are unable to obtain new time charters for our containerships at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations and financial condition. Please also see “—We are dependent on our charterers, particularly CMA CGM, and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow” above.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As of December 31, 2019, we had $912.8 million of outstanding indebtedness, including $322.7 million of secured indebtedness outstanding under our 2022 Notes (together with our 8.00% Senior Unsecured Notes due 2024, the “Notes”).

Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;
•	requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest on our indebtedness, amortization payments for our 2022 Notes and our credit facilities, and, under certain circumstances, principal payments through a cash sweep mechanism in certain of our credit facilities, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;
•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Notes and our credit facilities, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indentures governing the Notes and the agreements governing such other indebtedness;
•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and
•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

Despite our indebtedness levels, we may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future, including through our at-the-market offering of additional 8.00% Senior Unsecured Notes due 2024. Although the indenture governing the 2022 Notes and certain of our facility agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. In addition, the indenture governing the 2022 Notes and our other facility agreements will not prevent us from incurring obligations that do not constitute indebtedness thereunder. Our covenants also permit us to incur substantial non-recourse indebtedness in subsidiaries that do not guarantee our obligations under our 2022 Notes. If we incur substantially more indebtedness, the risks associated with our indebtedness as described above could be exacerbated.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our debt agreements contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

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

In addition, certain of our debt agreements require us to satisfy certain financial covenants, including a minimum liquidity covenant, minimum net worth covenant, a debt service coverage ratio test, loan to value covenant and value adjusted leverage ratio tests. Our ability to meet those financial covenants and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

Due to restrictions in our debt agreements, we may need to seek consent from our noteholders and other lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. For example, our debt agreements restrict our entry into certain transactions or the termination or amendment of our third-party ship management agreements and require that George Giouroukos remain our Executive Chairman. Our lenders’ and/or noteholders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that are in our or our shareholders’ best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

A breach of any of the covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and may permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our credit facilities, the lenders could elect to declare all amounts outstanding under the loan to be immediately due and payable. Such actions by the lenders could cause cross defaults under our other credit facilities and the indentures governing our Notes.

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

If we default under our 2022 Notes, or any other credit facility, holders of our 2022 Notes and lenders under our other credit facilities who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless and until all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

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

In addition, if we determine at any time that a vessel’s value has been impaired, we may need to recognize impairment charge, which could be significant, that would reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels. Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in “Item 5. Operating and Financial Review and Prospects— A. Results of Operations—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

Declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities. This could harm our business, results of operations, financial condition or ability to raise capital.

If impairment testing is required and time charter rates do not improve meaningfully from current market rates, we may need to recognize further impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates as of December 31, 2019.

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

Under the time charters for our vessels, when the vessel is not available for service, it will likely be “off-hire,” in which case the charterer is generally not required to pay hire, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

•	any drydocking for repairs, maintenance or classification society inspection;
•	any time out of service necessary for owner to upgrade vessels to meet new regulatory requirements, such as ballast water treatment or emission control or to improve the specification and commercial characteristics of our vessels;
•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;
•	any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;
•	its deviation, other than to save life or property, which results in charterer’s lost time;
•	crewing labor boycotts or certain vessel arrests;
12

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.
•	the vessel’s declared performance speed is reduced or fuel consumption is increased by more than 5% over a specified period of time; or
•	the vessel is requisitioned by any government or governmental authority.

Additionally, the charterer may have the right to terminate the charter agreement under a number of circumstances, such as if:

•	the vessel is off-hire for a specified number of days.
•	the charterer informs us of a default under the charter, and the default is not rectified.
•	there is a total (actual or constructive) loss of the vessel;
•	the vessel is requisitioned by any government or governmental authority; or
•	a vessel’s declared performance speed is reduced or fuel consumption increased in excess of a pre-agreed percentage over a continuous period of an agreed number of days, (for example, consumption in excess of 10% of that declared for a given speed over a continuous period of 30 days) and the reason is within our or the vessel’s control.

Our business, financial condition and results of operations may be materially adversely affected if our vessels are subject to extended periods of off-hire.

We may be unable to make or realize expected benefits from acquisitions of vessels or container shipping-related assets and implementing our growth strategy through acquisitions which may harm our business, financial condition and operating results.

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
13

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

Our current operating and financial systems may not be adequate if we expand the size of our fleet or begin to provide additional services and attempts to improve those systems may be ineffective. In addition, we may need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or begin to provide additional services, and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations and financial condition may be harmed.

We are exposed to risks associated with the purchase and operation of secondhand vessels.

Secondhand vessels typically do not carry warranties as to their condition at the time of acquisition. While we would generally inspect secondhand containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of the vessel’s condition as if it had been built for and operated by us during its life. Future repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than those for equivalent vessels of which we have had direct experience. These additional costs could decrease our cash flow and reduce our liquidity. There can be no assurance that market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of the economic lives of such vessels.

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

Our ability to enter time charters or grow may be reduced by the introduction of new accounting rules for leasing.

The new U.S. accounting standard on lease accounting ASU 2016-02 “Leases” (“the new lease standard”), became effective for financial years that began after December 15, 2018. The new lease standard has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our ability to enter into new charters or growth opportunities.

We must make substantial expenditures to maintain our fleet, meet new regulatory requirements or to acquire vessels.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these expenditures from operating cash flow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Further, we may be obliged to make substantial expenditures to become compliant with changes in the regulatory environment, particularly concerning emission control and ballast water treatment. We may also incur substantial expenditure to improve the specification and commercial characteristics of some of our vessels. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including those required to maintain our fleet, with additional borrowings or otherwise find alternative sources of financing. Such financing arrangements may not be available on satisfactory economic terms or at all, which could have a material adverse effect on our business and results of operations.

As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel-efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 43 vessels as of December 31, 2019 had an average age weighted by TEU capacity of 12.5 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 43 vessels as of December 31, 2019 had an average age weighted by TEU capacity of 12.5 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us in the future.

Our current performance and future success depend to a significant extent upon our Executive Chairman, George Giouroukos, our Chief Executive Officer, Ian J. Webber, our Chief Commercial Officer, Thomas A. Lister, and our Chief Financial Officer, Anastasios Psaropoulos, who collectively have almost 100 years of cumulative experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and members of the board of directors are crucial to the execution of our business strategies and to the growth and development of our business. Mr. Giouroukos has committed to spend approximately 50% on his time on matters related to our affairs. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us both directly and indirectly. The cost of fuel will be borne by us when our vessels are offhire, being positioned for and undergoing drydockings, between charters and when employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is ordinarily borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay, depending in part on the fuel efficiency of a particular vessel.

The price of fuel is unpredictable and fluctuates based on events outside our control, including but not limited to geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

In addition, since the implementation of the International Maritime Organization’s regulations limiting sulfur emissions (“IMO 2020 Sulfur Regulation”) effective January 1, 2020, our vessels have been and continue to be operated using compliant low sulfur fuels, the price of which has increased as a result of increased demand. Fuel may continue to be more expensive, which may reduce our profitability and the competitiveness of our business compared to other forms of transportation.  Further, as fuel costs are generally paid by our charterers, high fuel prices may impact their profitability if they are unable to pass these costs through to their customers.  High fuel prices could have a material adverse effect on our business, results of operations and financial condition.

Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings and cash flow.

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. At times when we have loans outstanding which are based on LIBOR, the interest rates borne by such loan facilities fluctuate with changes in LIBOR, and this would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, there is uncertainty relating to the LIBOR calculation process which is expected to result in the phasing out of LIBOR in the future. Indeed, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee,” a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” However, SOFR and other alternatives are fundamentally different to LIBOR and to each other and there can be no assurance that any alternative reference rate would become widely accepted. The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.

In the event of the continued or permanent unavailability of LIBOR, many of our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative reference rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to pay dividends or make other distributions or payments to us will be subject to the availability of profits or funds for such purpose which, in turn, will depend on the future performance of the subsidiary concerned which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond its control. Additionally, the ability of our subsidiaries to make these distributions could be affected by the provisions of our financing arrangements or a claim or other action by a third party, including a creditor, or by English, Marshall Islands, Cypriot or Hong Kong law or the laws of any jurisdiction which regulates the payment of dividends by companies. Applicable tax laws may also subject such payments to further taxation. Applicable law may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. Limitations on our ability to transfer cash among and within our group may mean that even though we, in aggregate, may have sufficient resources to meet our obligations, we may not be permitted to make the necessary transfers from one entity in our group to another entity in our group in order to make payments on our obligations. Therefore, if we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends, including on our Series B Preferred Shares, or meet our debt service obligations or our other liabilities.

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

In addition, we do not presently carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from a major accident. Accordingly, any vessel that is off hire for an extended period of time, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

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

Container shipping industry is both seasonal and cyclical but has shown positive demand growth in every year of its history except 2009. According to MSI, between 1993 and 2008, which included a period of super-cyclical growth partly fueled by a significant increase in trade with China, containerized trade grew at an annual compound rate of over 9.0%. The global financial crisis, from late 2008, prompted a contraction of demand, with 2009 volumes falling by around 8.0%. In 2010, demand rebounded, with volume growth of approximately 15.0%. Between 2011 and 2018 average compound annual growth of containerized trade was 3.5%. Full year growth in 2019 is estimated at 2.0%, despite negative sentiment resulting from increased trade tensions between the U.S. and China. On the supply side, cellular containership capacity grew by a compound annual rate of 6.1% from 2009 through 2018. In 2019, supply is estimated to have expanded by approximately 4.0% and, as of December 31, 2019, the containership fleet stood at approximately 5,300 ships, with an aggregate capacity estimated at 22.9 million TEU.

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

Our ability to recharter our containerships upon the expiration of their current charters. Of our fleet of 45 containerships (including the two ships which delivered in early 2020) nine have charters which either have expired or may expire before the end of the first half of 2020 and a further 12 have charters which may expire during the second half of 2020. Charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our results of operations or make our results of operations volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Our financial and operating performance may be adversely affected by global public health threats, including the recent outbreak of the novel coronavirus (COVID-19).

Public health threats, such as the coronavirus (COVID-19), influenza and other highly communicable diseases or viruses, outbreaks of which from time to time occur in various parts of the world in which we operate, including China, could adversely impact our operations and the operations of our customers. The recent pandemic of the novel coronavirus (COVID-19) could, among other things, cause delayed or extended drydockings, disrupt our operations from non-availability of staff and materials and significantly affect global markets, affecting the demand for container shipping services, and therefore charter rates and asset values. If the effect of the coronavirus (COVID-19) is ongoing, we may be unable to recharter our ships at appropriate rates or durations.

Additionally, any prolonged restrictive measures implemented in order to control or contain the coronavirus (COVID-19) or other global public health threats may have a material and adverse effect on our business operations and demand for our vessels generally.

Seasonal fluctuations could affect our operating results and available cash from quarter to quarter.

We operate our vessels in markets that have historically exhibited seasonal, as well as cyclical, variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of our cash flow.

A decrease in the export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

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

Our international operations expose us to the risk that increased trade protectionism will harm our business. In times of global economic challenge, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, there have been continuing trade tensions, including significant tariff increases, between the United States and China, resulting in leaders of the United States and China implementing certain increasingly protective trade measures, which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United Stated and China in early 2020 which, among other things, requires China to purchase approximately $200 billion in American products and services over the next two years, and future phases may result in decreased tariffs. However, protectionist developments, or the perception that they may occur, could have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China’s rate of real GDP growth has fallen from its historical highs. The United States has also implemented more protectionist trade measures in an effort to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies and the withdrawal of the United Kingdom from the European Union. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

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

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

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

While the size of the containership orderbook has declined substantially since its peak in 2008/2009, the containership newbuilding orderbook as of January 1, 2020 represented approximately 10.9% of the total on the water fleet capacity. Further containerships are likely to be ordered. Notwithstanding scrapping, delivery of newly built containerships will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

Terrorist attacks targeted at oceangoing vessels may also negatively affect our future operations and financial condition from, for example, increased insurance costs, and directly impact our containerships or our charterer. Future terrorist attacks could result in increased market volatility or even a recession in the United States or elsewhere or negatively affect global financial markets and could further increase inspection and security requirements and regulation that could slow our operations and negatively affect our profitability. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and have a material adverse effect on the market for our securities.

Although we do not expect that our vessels will call on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism (“Sanctioned Jurisdictions”), and we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, on charterers’ instructions and without our consent, our vessels may call on ports located in such countries or territories in the future. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities and may be amended or strengthened over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.

To the best of our knowledge, none of our vessels have called at ports in Sanctioned Jurisdictions since January 1, 2014, nor have we provided any services or products to Sanctioned Jurisdiction, or entered into any agreements, commercial arrangements or had any contact with the governments of, or entities controlled by the governments of, Sanctioned Jurisdictions, during this time period. Additionally, neither we nor our affiliates have, since January 1, 2014, knowingly provided any services or products to Iran, or entered into any agreements, commercial arrangements or had any contact with the government of, or entities controlled by the government of Iran.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with Sanctioned Jurisdictions and certain financial institutions may have policies against lending or extending credit to companies that have contracts with Sanctioned Jurisdictions. The determination by these investors not to invest in, or to divest from, our common shares or the determination by these financial institutions not to offer financing may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

It may not be possible for some of our vessels to call on Turkish ports due to the Turkish embargo on Cypriot flag vessels and vessels owned by Cypriot companies.

In 1987, the Turkish Government introduced certain restrictive measures against Cypriot owned or flagged vessels prohibiting such vessels to call on Turkish ports. In 1997, the restrictive measures were extended and since then they apply not only against Cypriot flag vessels but also against vessels registered under a foreign flag (of any nationality) sailing to Turkish ports directly from any Cypriot port under the effective control of the Republic of Cyprus or against vessels of any flag related to the Republic of Cyprus in terms of ownership or ship management. Cypriot vessels will be allowed passage through the Turkish Straits (Bosphorus) with or without pilot but no other services or provisions will be given, including bunker supply. Currently, nine of our 45 vessels are owned by Cypriot companies and of these five are Cyprus flagged. Whilst the restrictive measures remain in place, our vessels which are either Cypriot flagged or owned by a Cypriot company may not call on Turkish ports. This may restrict the use of Cypriot ports by our charterers and may have an adverse effect on the possible operation of our vessels by them in the Eastern Mediterranean and the Black Sea or give rise to costs to change the ownership and flag of relevant vessels to permit trading to Turkey.

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

We rely, and will continue to rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet which would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. See “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, Lloyd’s Register, DNV-GL & RINA and American Bureau of Shipping, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations and financial condition. For additional information about the environmental regulations to which we are subject, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.”

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

In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its sulfur emission limit of 0.5% m/m. These regulations may be complied with by (i) using low sulfur fuel which is at a higher cost that standard heavy fuel oil, (ii) installing scrubbers for cleaning of exhaust gas; or (iii) by retrofitting vessels to be powered by, for example, liquefied natural gas, which is not likely to be a viable option for smaller older vessels due to the high costs involved. The higher cost of low sulfur fuel is, in the first instance, borne by the vessel operator, our charterer, whereas the installation of scrubbers or retrofitting for an alternative fuel source, would in the first instance be borne by us as the vessel owner. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Regulations relating to ballast water discharge that have been in effect since September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels constructed before September 8, 2017, must comply with updated standards on or after September 8, 2019, with the exact date depending on the date of the next International Oil Pollution Prevention (“IOPP”) renewal survey. In some cases, such as where vessels are due to trade to U.S. ports, the implementation date may be before the IMO deadline. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water to eliminate unwanted organisms. Ships constructed on or after September 8, 2017 have been obligated to comply with the standards on or after September 8, 2017. We currently have 15 vessels which have a ballast water management system fitted and 30 vessels that do not. The costs of compliance may be substantial and adversely affect our revenues and profitability. Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that by December 2020, the U.S. Environmental Protection Agency (“EPA”) is required to develop national standards of performance for approximately 30 discharges. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based.  Two years thereafter (2022), the U.S. Coast Guard is required to develop corresponding implementation, compliance, and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation, and use of devices to achieve the EPA national standards of performance.

The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Risks Relating to our Common Stock and Depositary Shares Representing Series B Preferred Shares

We cannot assure you if and when we will pay dividends on our common shares.

We are not currently paying dividends on our common shares. Subject to the limitations contained in the agreements governing our indebtedness, we may resume the distribution of a portion of our cash flow to our shareholders, while retaining the remaining cash flow for costs such as drydockings, reinvestment in our business, funding vessel or fleet acquisitions, making debt repayments and for other purposes, as determined by our board of directors. The timing and amount of any dividends declared will depend on, among other things (a) our results of operations, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors.

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

On the closing of the Poseidon Transaction, we issued 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible into 12,955,187 Class A common shares upon the occurrence of certain events. Further, in connection with the Poseidon Transaction, pursuant to an Amended and Restated Registration Rights Agreement, we registered for resale all Class A common shares, including those issuable upon conversion of the Series C Preferred Shares, held by affiliates of Kelso, CMA CGM, George Giouroukos (our Executive Chairman) through a holding company, Michael S. Gross (our former Chairman and a director) and MAAS Capital Investments B.V. (“Maas Capital”) as of the closing of the Poseidon Transaction. In September 2019, Kelso agreed to convert its Series C Preferred Shares upon our repayment of our 2022 Notes. The registration and availability of such a significant number of securities for trading in the public market may have a material adverse effect on the market price of our Class A common shares.

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
30

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

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B Preferred Shares, and accordingly the Depositary Shares, as the case may be.

We pay quarterly dividends on the Series B Preferred Shares, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, if our board of directors does not authorize and declare a dividend for any dividend period prior to the relevant dividend payment date, holders of the Series B Preferred Shares and accordingly the Depositary Shares would not be entitled to receive a dividend for that dividend period. However, any unpaid dividends will accumulate. In addition, we have the option to redeem the Series B Preferred Shares, and accordingly the Depositary Shares, although we may have insufficient cash available to do so or may otherwise elect not to do so.

The amount of cash we can use to pay dividends or redeem our Series B Preferred Shares and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
•	the amount of any cash reserves established by our board of directors;
•	restrictions under Marshall Islands law as described below;
•	restrictions under our credit facilities and other instruments and agreements governing our existing and future debt as described below; and
•	our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry and the other factors (see “—Risks Related to our Business” above), many of which are beyond our control.
32

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

Our ability to pay dividends on and to redeem our Series B Preferred Shares is limited by the requirements of Marshall Islands law and by our contractual obligations.

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

Further, the terms of our credit facilities may prohibit us from declaring or paying any dividends or distributions on preferred stock, including the Series B Preferred Shares, or redeeming, purchasing, acquiring or making a liquidation payment on preferred stock in certain circumstances. The indenture governing our 2022 Notes, as well as the related Citi Credit Facility (as defined herein), prohibit us from redeeming shares, including the Series B Preferred Shares, and accordingly, the Depositary Shares representing Series B Preferred Shares.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2009 through 2018 under the “publicly-traded” test. We do not believe that we were able to satisfy the “publicly-traded” test for 2019 and, consequently, we were not exempt from U.S. federal income taxation on our U.S. source gross transportation income. Whether we may satisfy the “publicly-traded” test for 2020 and future taxable years depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2020 or future taxable years. See Item “10. Additional Information—E. Taxation—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the U.S. federal income tax rules related to Section 883.

Under our charter agreements, our charterers have agreed to reimburse any such taxes. However, if our charterers do not provide such reimbursement, this will have a negative impact on our financial condition and results of operations.

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

A. History and Development of the Company

Our legal and commercial name is Global Ship Lease, Inc. We are a Republic of the Marshall Islands corporation that owns a fleet of mid-sized and smaller containerships which we charter out under fixed-rate charters to reputable container shipping companies. The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, 25 Wilton Road, London SW1V 1LW, United Kingdom, and our telephone number at that address is +44 (0) 20 3998 0063. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. Our website address is www.globalshiplease.com. None of the information contained on these websites is incorporated herein by reference or forms a part of this Annual Report. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

We were formed in 2007 to purchase and charter back 17 containerships then owned or to be purchased by CMA CGM, at that time the third largest containership operator in the world by number of vessels. On August 14, 2008, we merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on the American Stock Exchange. Under the merger agreement, Marathon, a U.S. corporation, first merged with its wholly-owned Marshall Islands subsidiary, GSL Holdings, Inc. (“Holdings”), with Holdings continuing as the surviving company. Global Ship Lease, Inc., at that time a subsidiary of CMA CGM, then merged with Holdings, with Holdings again being the surviving company. Holdings was renamed Global Ship Lease, Inc. and became listed on the NYSE on August 15, 2008.

On November 15, 2018, we completed the Poseidon Transaction, a transformative transaction by which we acquired 20 containerships, one of which was contracted to be sold. On the closing of the Poseidon Transaction, we issued as consideration 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible to an aggregate of 12,955,187 Class A common shares in certain circumstances, and assumed the debt of Poseidon Containers, which amounted to $509.7 million as of November 15, 2018.

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this Annual Report give effect to the reverse stock split retroactively, for all periods presented.

As of March 31, 2020, we owned 45 mid-sized and smaller containerships, of which nine are new-design, high-specification, fuel-efficient, and wide-beam.

Class A Common Shares

On October 1, 2019, we closed our upsized fully underwritten public offering of 7,613,788 Class A common shares, at a public offering price of $7.25 per share, for gross proceeds of approximately $55.2 million, (the “October 2019 Equity Offering”).  This includes the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, were approximately $50.7 million. Certain members of our executive management purchased an aggregate of 168,968 Class A common shares in the October 2019 Equity Offering at the public offering price, for which the underwriter did not receive any discount or commissions.

2024 Notes

On November 19, 2019, we issued $27.5 million aggregate principal amount of our 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”) in an underwritten public offering, and on November 27, 2019, we issued an additional $4.125 million aggregate principal amount of 2024 Notes pursuant to the underwriters’ exercise of their option to purchase additional 2024 Notes, resulting in aggregate net proceeds to us of approximately $29.6 million, after the payment of underwriting discounts and commissions and offering expenses, (the “November 2019 Notes Offering”). Certain members of our executive management purchased $300,000 aggregate principal amount of 2024 Notes in the November 2019 Notes Offering, for which the underwriters did not receive any discount or commissions.

On November 27, 2019, we launched an “at the market” offering program (the “2024 Notes ATM Program”), pursuant to which we may sell, from time to time, up to an additional $68.0 million of 2024 Notes. As of March 31, 2020, we have issued and sold approximately $27.3 million aggregate principal amount of 2024 Notes under the 2024 Notes ATM Program, resulting in net proceeds to us of approximately $26.6 million.

Depositary Shares ATM Program

On December 10, 2019, we launched an “at the market” offering program (the “Depositary Shares ATM Program”), pursuant to which we may sell, from time to time, up to $75.0 million of our depositary shares (the “Depositary Shares”), each of which represents 1/100th of one share of our 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share). As of March 31, 2020, we have issued and sold approximately 0.2 million of our Depositary Shares under the Depositary Shares ATM Program, resulting in net proceeds to us of approximately $5.1 million.

Recent and Other Developments

Optional Partial Redemption of 2022 Notes

On February 10, 2020, we used the net proceeds from our offering of 2024 Notes and cash on hand to redeem $46.0 million aggregate principal amount of our 2022 Notes. Following the optional partial redemption, approximately $276.7 million aggregate principal amount of 2022 Notes remains outstanding.

Refinancing

On February 13, 2020, we refinanced our DVB Credit Facility which had a maturity date in December 2020, through the utilization of the $38.0 million second tranche of our Syndicated Senior Facility (as described herein), as well as an additional new facility of $9.0 million with an international lender. The second tranche of the Syndicated Senior Facility is secured by the vessel Mary, and the new $9.0 million facility is secured by the vessels Maira, Nikolas and Newyorker.

GSL Matisse

In March 2020, pending disposal, the Company agreed to a short-term charter to commence April 4, 2020, for GSL Matisse, at a confidential rate.

COVID-19 Outbreak

The outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that, as of the date of this report, has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and uncertainty in the global financial markets. When these measures and the resulting economic impact will end and what the long-term impact of such measures is on the global economy cannot be known at this time. A significant reduction in manufacturing and other economic activities has and will continue to have a material and adverse impact on the global production and supply of the goods that our customers transport on our vessels. The scale and duration, as well as the impact, of these factors, while currently uncertain, could have a material and adverse impact on our earnings, cash flows and financial condition for 2020. Accordingly, an estimate of the impact cannot be made at this time.

B. Business Overview

Our Fleet

The table below provides certain information about our fleet of 45 containerships as of March 31, 2020:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20	3Q20	39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20	3Q20	39,200
MSC Tianjin	8,603	34,325	2005	MSC	2Q24(2)	3Q24	Confidential
MSC Qingdao	8,603	34,305	2004	MSC	2Q24(2)	3Q24	Confidential
GSL Ningbo	8,603	34,340	2004	Maersk	3Q20	4Q20	18,000
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24(3)	Confidential
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24(3)	Confidential
GSL Grania	7,847	29,190	2004	Maersk	3Q22	4Q24(3)	Confidential
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine(1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra(1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis(1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I(1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,746	2011	MSC	4Q23	1Q24	20,000
New Purchase One	6,422	27,954	2002	Confidential	2Q20	3Q20	Confidential (4)
New Purchase Two	6,422	28,070	2002	Confidential	2Q20	4Q20	Confidential (4)
GSL Vinia	6,080	23,737	2004	Confidential	2Q24	1Q25	Confidential (5)
GSL Christel Elisabeth	6,080	23,745	2004	Confidential	2Q24	1Q25	Confidential (5)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23(6)	12,500(6)
Dimitris Y	5,936	25,010	2000	ZIM	2Q21	3Q21	14,500
Ian H	5,936	25,128	2000	ZIM	1Q21	2Q21	14,500
Dolphin II	5,095	20,596	2007	Feedertech	3Q20	4Q20	12,500
Orca I	5,095	20,633	2006	Maersk	2Q20(7)	2Q21(7)	9,000(7)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	19,994	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	MSC	3Q20	3Q20	9,000
Athena	2,762	13,538	2003	MSC	1Q21	1Q21	9,000
Maira	2,506	11,453	2000	MSC	3Q20	3Q20	8,250 (8)
Nikolas	2,506	11,370	2000	MSC	3Q20	3Q20	9,000
Newyorker	2,506	11,463	2001	MSC	4Q20	1Q21	9,000
GSL La Tour	2,272	11,742	2001	MSC	4Q20	4Q20	8,800
Manet	2,272	11,727	2001	COSCO	2Q20	2Q20	9,900
GSL Matisse	2,262	11,676	1999	Confidential	2Q20	2Q20	Confidential(9)
Utrillo	2,262	11,676	1999	CMA CGM	1Q20	1Q20	8,500 (10)
GSL Keta	2,207	11,731	2003	OOCL	3Q20	3Q20	9,400 (11)
GSL Julie	2,207	11,731	2002	CMA CGM	2Q20	2Q20	8,500
Kumasi	2,207	11,791	2002	CMA CGM	4Q20	1Q21	9,800
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q20	1Q21	9,800

(1) Modern design, high reefer capacity fuel efficient vessels

(2) Five-year charters which commenced 2Q2019

(3) GSL Eleni delivered 3Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer.

(4) New Purchase One was delivered in late January 2020 and New Purchase Two was delivered in February 2020. The initial charter of New Purchase One was extended by 70 - 90 days and, if not extended further, will now expire in 2Q2020 or 3Q2020.

(5) GSL Vinia and GSL Christel Elisabeth delivered in December 2019 and are contracted on 52 – 60 months charters.

(6) 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.

(7) 12-month extension at charterer’s option callable in 2Q2020, at an increased rate of $10,000 per day;

(8) Rate increases to $9,000 per day from April 1, 2020;

(9) A new short-term charter, on confidential terms, is expected to commence on or around April 4, 2020, expiring later that month.

(10) Charter with CMA CGM expired February 16, 2020; a new short-term charter, to a different counterparty and on confidential terms, commenced February 29, 2020.

(11) Charter extended from April 9, 2020, at a confidential rate

Fleet Development

As of December 31, 2019, adjusted to include the two containerships which delivered early in 2020, our fleet consisted of 45 containerships with an aggregate capacity of 248,968 TEU and a TEU-weighted average age of approximately 12.8 years.

Vessel Acquisitions

In the second quarter of 2019, we entered into an agreement to acquire three 2004-built 7,847 TEU containerships (GSL Eleni, GSL Kalliopi and GSL Grania) for an aggregate purchase price of $48.5 million. GSL Eleni had a five-year charter with Maersk Line, and GSL Grania and GSL Kalliopi each had three-year charters with Maersk Line, with two consecutive one-year extensions at the charterer’s option. A portion of the purchase price has been financed by borrowings under a new senior secured debt facility totaling $37.0 million with a maturity date in October 2024, which we refer to herein as the Hellenic Credit Facility, and the remaining amount was funded with cash on hand. The three vessels were delivered to us in the third and fourth quarters of 2019.

In the fourth quarter of 2019, we entered into an agreement to acquire two 2002-built 6,422 TEU Post-Panamax containerships for an aggregate purchase price which is approximately $3.0 million above the vessels’ scrap value. The first vessel was delivered in January 2020 and the second vessel was delivered in February 2020. The vessels have charters in place through the end of the first quarter of 2020 and the middle of the third quarter of 2020, respectively (based upon the mid-point of each charter redelivery window). We expect to partially finance the acquisition of these vessels with new debt facilities.

In the fourth quarter of 2019, we entered into agreements to acquire two 2004-built 6,080 TEU containerships, GSL Christel Elisabeth and Verdi (renamed GSL Vinia), for an aggregate purchase price of $24.5 million. The vessels, which have bows optimized for fuel efficiency at lower operating speeds, have charters in place with a leading liner operator for a minimum of 52 months/maximum of 60 months. The vessels were delivered to us in the fourth quarter of 2019. A portion of the purchase price was financed by drawing down $22.0 million under an amended and restated loan agreement with Hellenic Bank that provided for additional borrowing capacity in that amount.

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

The initial term for a time charter commences on the vessel’s delivery to the charterer. Time charter agreements may include options, in favor of the owner or the charterer, to extend the charter on pre-agreed terms. At the end of a charter, the vessel may be re-delivered by the charterer within a pre-agreed time window, to allow for operational flexibility. Charters may be extended on mutually agreed terms, or the vessel is re-delivered, in which case we would seek alternate employment with another charterer.

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

Right of First Refusal

Pursuant to the terms of the initial time charters with CMA CGM, of which 11 were in place at December 31, 2019, CMA CGM has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell it during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

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

Management of Our Fleet

Our management team supervises the day-to-day technical ship management of our vessels which is provided by Technomar, a company in which our Executive Chairman is a significant shareholder. Additionally, as of December 31, 2019, 25 vessels were commercially managed by Conchart, a company in which our Executive Chairman is the sole beneficial owner.

Technical Management

As of December 31, 2019, Technomar provided day-to-day technical ship management services on all of our vessels.

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

Global Ship Lease Services Limited (“GSLS”), a wholly owned subsidiary of the company, is the commercial manager for the 18 vessels provided as security under the 2022 Notes and Citi Credit Facility. It has entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, whereby Conchart is appointed to provide commercial advisory and exclusive brokerage services.

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

The remaining vessels are subject to a Commercial Management Agreement directly with Conchart, on terms substantially similar to those of the EBSA.

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

Class Renewal Surveys

Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, which is generally every five years, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At a ship-owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.

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

The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking:

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Thalassa	Bureau Veritas	Dec-23
UASC Al Khor	DNV-GL & RINA	Jun-20
Anthea Y	DNV-GL & RINA	Aug-20
Maira XL	DNV-GL & RINA	Aug-20
MSC Tianjin	American Bureau of Shipping	Mar-20
MSC Qingdao	Bureau Veritas	Oct-24
GSL Ningbo	Bureau Veritas	Sep-24
GSL Eleni	DNV-GL	Jul-24
GSL Kalliopi	DNV-GL	Nov-24
GSL Grania	DNV-GL	Sep-24
Mary	RINA	Jan-23
Kristina	DNV-GL	Mar-23
Katherine	RINA	Apr-23
Alexandra	RINA	Jan-23
Alexis	DNV-GL & RINA	Jul-24
Olivia I	DNV-GL & RINA	Jul-24
CMA CGM Berlioz	Bureau Veritas	Jul-21
Agios Dimitrios	Bureau Veritas	Jan-21
New Purchase One	Lloyd’s Register	Jan-23
New Purchase Two	Lloyd’s Register	Dec-22
GSL Vinia(2)	Bureau Veritas	Mar-25
GSL Christel Elisabeth	Bureau Veritas	Jan-25
Tasman	Bureau Veritas	Jan-25
Dimitris Y	Bureau Veritas	May-20
Ian H	Bureau Veritas	Jul-20
Dolphin II	Bureau Veritas	Jan-22
Orca I	Bureau Veritas	Nov-21
CMA CGM Alcazar	Bureau Veritas	Nov-22
CMA CGM Château d’If	Bureau Veritas	May-22
CMA CGM Jamaica	DNV-GL	Sep-21
CMA CGM Sambhar	Lloyd’s Register	Jul-21
CMA CGM America	Lloyd’s Register	Dec-20
GSL Valerie	DNV-GL	Jun-20
Athena	RINA	Feb-23
Maira	RINA	Aug-20
Nikolas	RINA	Aug-20
Newyorker	RINA	Jan-21
GSL La Tour	Bureau Veritas	Jun-21
Manet(3)	Bureau Veritas	Oct-21
GSL Matisse	Bureau Veritas	Nov-20
Utrillo	Bureau Veritas	Jun-20
GSL Keta	Bureau Veritas	Mar-23
GSL Julie	Bureau Veritas	Nov-22
Kumasi	Bureau Veritas	Mar-22
Marie Delmas	Bureau Veritas	Jan-22

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.
44

(2)	Previously named Verdi.
(3)	Previously named GSL Manet.

The table does not take account of discretionary drydockings to effect vessel upgrades, or in response to proposed or actual regulatory changes such as for ballast water treatment.

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

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by us or our ship managers. For example, GSL Keta, GSL Julie, Kumasi and Marie Delmas have not been certified to comply with all U.S., Canadian and Panama Canal regulations, as our charterers do not intend to operate them in these waters.

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

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011, and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S. Caribbean Sea nitrogen oxide ECAs and for engines installed on or after 2021 for vessels operating in the Baltic and North Sea. For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation. Additional ECAs could be established in the future. The IMO has undertaken a study for a new 0.1% m/m low sulfur ECA in the Mediterranean.

In 2016, the IMO confirmed its decision to implement a global sulfur cap of 0.5% m/m in 2020. Vessels should currently either be fitted with exhaust gas scrubbers, allowing the vessel to continue to use less expensive, high sulfur content fuel or should have undertaken fuel system modification and tank cleaning, allowing the use of more expensive, low sulfur fuel. From March 1, 2020, vessels not fitted with exhaust gas scrubbers cannot have high sulfur content fuel on board.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

The IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention,” prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels and requires vessels over 400 grt engaged in international voyages to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time, or subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

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

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. Similarly, liability limits do not apply (i) under OPA if the responsible party fails or refuses to report the incident where the responsible party knows or has reason to know of the incident or reasonably cooperate and assist as requested in connection with oil removal activities, or (ii) under CERCLA if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the “waters of the United States” and regulating quality standards for surface waters. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA imposes strict liability in the form of penalties for any unauthorized discharges, and substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” thereby expanding federal authority under the CWA, but following litigation, the EPA and Department of the Army proposed a limited definition of “waters of the United States” in December 2018. The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existing prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019 and redefines “waters of the United States.” The effect of this rule is still currently unknown. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Under NISA, newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels, are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016

VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Other Greenhouse Gas Legislation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

The IMO, EU, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

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

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Of particular importance, due to the trade intensity in these areas, are four ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), aiming to reduce the levels of ship-generated air pollution and focus on the sulfur content of fuels. As of January 1, 2017, vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulfur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within Chinese emission control areas have implemented this standard. As of January 1, 2019, vessels must switch to fuel with a sulfur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. From January 1, 2020, vessels entering Inland ECAs (Yangtze River and Xi Jiang River) must use fuel with a sulfur content not exceeding 0.10% while operating within the Inland ECA. Looking further ahead, a sulfur cap of 0.1% will apply to seagoing vessels entering Hainan Waters within the coastal ECA from January 1, 2022. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the Inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China should report energy consumption data of their last voyage to China MSA before leaving port (China Regulation on Data Collection for Energy Consumption of Ships). Hong Kong’s current Fuel at Berth Regulation requiring ships to burn fuel with a sulfur content not exceeding 0.5% m/m while at berth are expected to be replaced by a regulation extending the standard to ships operating in Hong Kong waters. Ships not fitted with scrubbers will be required to burn fuel with a sulfur content not exceeding 0.5% m/m within Hong Kong waters, irrespective of whether they are sailing or at berth. In Taiwan, ships not fitted with exhaust gas scrubbers must burn fuel with a sulfur content not exceeding 0.5% m/m when entering its international commercial port areas.

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

Vessel Security Regulations

Since September 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the U.S Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA. Similarly, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery, increased value and war risks insurances, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value, which we expect to assess at least annually, with certain deductibles per vessel per incident. We also maintain freight value coverage for each of our vessels under which in the event of total loss or constructive total loss of a vessel, we will be entitled to recover amounts otherwise not recoverable under our basic hull and machinery or war policies. As required by the terms of the Citi Credit Facility and the indenture governing the 2022 Notes, we have assigned certain of our insurance policies to our lenders under the Citi Credit Facility and the holders of the 2022 Notes and will be subject to restrictions on our use of any proceeds therefrom.

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

Our current protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US $10 million up to, currently, approximately US$ 7.0 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C. Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each of our vessels is owned by a separate wholly-owned subsidiary. 23 vessels are owned by companies incorporated in Marshall Islands; nine vessels are owned by companies incorporated in Cyprus, nine vessels are owned by companies incorporated in Liberia and four by companies incorporated in Hong Kong. In addition, GSLS, a company incorporated in England and Wales and which is directly wholly owned by the holding company, and GSL Enterprises Ltd., a Marshall Islands corporation which has established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967), provide certain administrative services to the group.

A list of our subsidiaries and their respective countries of incorporation is provided as Exhibit 8.1 to this Annual Report on Form 20-F.

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in “Item 4. Information on the Company—B. Business Overview.” The vessels are affected by environmental and other regulations. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.” Certain of our vessels serve as security under our debt agreements. See “Item 5. Operating and Financial Review—B. Liquidity and Financial Resources—Indebtedness.” We do not own any real property.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and the financial and other information included elsewhere in this Annual Report. The term consolidated financial statements refers to the consolidated financial statements of Global Ship Lease, Inc. and its subsidiaries. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ materially from those contained in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Overview

We are a containership owner, incorporated in the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.

As of December 31, 2019, we owned 43 vessels and had contracted to purchase two further vessels. Including these two vessels, our fleet has a total capacity of 248,968 TEU with an average age, weighted by TEU capacity, of 12.8 years.

We have entered into ship management agreements with a third-party ship manager for the day-to-day technical management of our current fleet of vessels. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” for a more detailed description of our ship management agreements.

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;
•	the number of vessels in our fleet and their charter rates;
•	the terms under which we recharter our vessels once the existing time charters have expired;
•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;
56

•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;
•	impairment of our vessels and other non-current assets; and
•	access to, and the pricing and other terms of, our financing arrangements.

As at December 31, 2019 and as adjusted to include the two ships delivered in 2020 and new charters agreed through March 31, 2020, the average remaining term of our charters at December 31, 2019, to the mid-point of redelivery, including options under our control, was 2.5 years on a TEU-weighted basis. The time charters for nine of our 45 containerships either have expired or could expire before the end of the first half of 2020, and a further 12 vessels have charters that could expire during the second half of 2020. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

As of December 31, 2019, CMA CGM is our main customer and charter payments from them are a major source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.

The container shipping industry suffered a cyclical downturn as a result of the Global Financial Crisis in 2008 - 2009 and many container shipping companies reported substantial losses. Financial performance of container shipping companies has subsequently improved; however, the industry has remained under pressure due to oversupply of container ship capacity. Nevertheless, charter payments have been received on a timely basis in 2019 and, as of December 31, 2019, charterhire was up-to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

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

For a further description of our material accounting policies, please see note 3 to the consolidated financial statements included at “Item 18. Financial Statements.”

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2019 or 2018. Other borrowing costs are expensed as incurred.

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

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as of the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the Consolidated Statements of Operations.

Vessels acquisitions

The Poseidon Transaction has been accounted for under ASU 2017-01 as an asset acquisition. The vessels acquired on November 15, 2018 were recorded at their fair value, based on valuations obtained from third party independent ship brokers, less negative goodwill arising as a result of the accounting for the overall Poseidon Transaction, allocated pro-rata.

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

Prior to the completion of the Poseidon Transaction on November 15, 2018, we allocated an element of the purchase price of a vessel to a drydocking component which was amortized on a straight-line basis to the next anticipated drydocking date.

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. Five drydockings were completed in 2019 for regulatory reasons and five vessel upgrades were completed, the total cost of which, excluding the effect of the associated 537 days of offhire, was $8.7 million. The duration of drydockings was adversely affected in 2019 by congestion at Chinese and other shipyards as a result of scrubber retrofitting. Two drydockings were completed in 2018 for regulatory reasons the total cost of which, excluding the effect of the associated 34 days of offhire, was $2.5 million. Four drydockings were completed in 2017, the total cost of which, excluding the effect of the associated 62 days of offhire, was $4.0 million. Six drydockings were completed in 2016 for regulatory reasons, the total cost of which, excluding the effect of the associated 100 days of offhire, was $7.9 million. One such drydocking was completed in 2015, the total cost of which, excluding the effect of nine days offhire, was $1.5 million.

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

Whilst charter rates in the spot market and asset values saw overall improvements through 2019, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2019 might not be recoverable. Consequently, we performed an impairment analysis (step one) to estimate the future undiscounted cash flows for each of their vessel groups. The assessment concluded that no impairment of vessels existed as of December 31, 2019, as the undiscounted projected net operating cash flows exceeded the carrying values. Step two of the impairment analysis was not required.

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

During the year ended December 31, 2018, our assessment concluded that step two of the impairment analysis was required for three of our vessels groups that were held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, an impairment loss of $71.8 million was recorded for three vessels, shown as “Impairment of vessels” in the Consolidated Statements of Operations, being the difference between the fair value of the vessel group (which included the charter attached) and the vessel group’s carrying value.

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

The impairment assessment performed for 2017 resulted in an impairment charge of $87.6 million.

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above, and indicates whether their estimated market values, based on charter attached valuations as at December 31, 2019 with the assistance of an independent ship broking firm and totaling $1,303.0 million, are below their carrying values as at December 31, 2019. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. We would not record an impairment for any of the vessels for which the market value based on charter attached valuations is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that show estimated market values below their carrying values exceed such vessels’ carrying values as at December 31, 2019, and accordingly have not recorded any further impairment charge. As noted above, for impairment testing we assume that charter rates will revert to historic averages after four years, where relevant. Over the last few years, historic average rates have declined as stronger earlier years are replaced with weaker later years. If time charter rates do not show material and sustained improvement, we expect that our average estimated daily time charter rates used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels. In accordance with our accounting policy, if this occurs and we are required to perform any impairment tests, we may be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Sensitivity analysis as at December 31, 2019 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would trigger a theoretical impairment charge of approximately $30.3 million. A reduction of 5.0% in the assumed charter rates would trigger a theoretical impairment charge of approximately $12.6 million.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at December 31, 2019. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the carrying value of each of the vessels we owned as of December 31, 2018 and 2019:

Vessel Name	Capacity in TEUs	Year Built	Carrying Value(1) as at December 31, 2018 (in millions of U.S. dollars)	Carrying Value as at December 31, 2019 (in millions of U.S. dollars)
CMA CGM Thalassa *	11,040	2008	$ 107.7	$ 102.9
UASC Al Khor	9,115	2015	69.6	67.5
Anthea Y	9,115	2015	69.6	67.5
Maira XL	9,115	2015	69.6	67.5
MSC Tianjin *	8,603	2005	46.0	43.8
MSC Qingdao *	8,603	2004	44.1	43.0
GSL Ningbo *	8,603	2004	45.3	43.5
GSL Grania	7,847	2004	—	16.4
GSL Eleni	7,847	2004	—	19.6
GSL Kalliopi	7,847	2004	—	16.3
Mary	6,927	2013	48.1	46.6
Kristina	6,927	2013	48.2	48.8
Katherine	6,927	2013	48.1	48.8
Alexandra	6,927	2013	48.2	48.4
Alexis	6,882	2015	53.8	54.3
Olivia I	6,882	2015	53.8	54.4
CMA CGM Berlioz *	6,621	2001	33.8	31.8
Agios Dimitrios	6,572	2011	22.7	22.1
GSL Vinia	6,080	2004	—	12.5
GSL Christel Elisabeth	6,080	2004	—	13.3
Tasman	5,936	2000	11.3	12.4
Dimitris Y	5,936	2000	11.3	11.2
Ian H	5,936	2000	11.4	11.3
Dolphin II	5,095	2007	12.2	12.0
Orca I *	5,095	2006	11.3	11.2
CMA CGM Alcazar *	5,089	2007	35.0	33.4
CMA CGM Château d’If *	5,089	2007	32.3	31.0
CMA CGM Jamaica *	4,298	2006	30.3	28.7
CMA CGM Sambhar *	4,045	2006	29.0	27.5
CMA CGM America *	4,045	2006	28.4	27.0
GSL Valerie *	2,824	2005	11.2	10.8
Athena	2,762	2003	8.5	8.3
Maira (G)	2,506	2000	5.7	5.6
Nikolas (G)	2,506	2000	5.7	5.6
Newyorker (G)	2,506	2001	6.1	5.9
GSL La Tour (G)*	2,272	2001	10.3	9.7
Manet (G)*	2,272	2001	10.9	10.2
GSL Matisse (G)*	2,262	1999	8.5	9.1
CMA CGM Utrillo (G)*	2,262	1999	8.4	7.8
GSL Keta (G)	2,207	2003	4.8	4.5
GSL Julie (G)	2,207	2002	5.2	4.9
Kumasi (G)	2,207	2002	7.9	7.5
Marie Delmas (G)*	2,207	2002	8.0	7.6
			$ 1,122.3	$ 1,172.2

(1)	Carrying value, includes unamortized drydocking costs and excludes favorable and unfavorable leases of $5.0 million, net.
(G)	Indicates geared vessel.
61

*	Indicates vessels for which we believe the market value based on charter attached valuations was lower than the carrying value as at December 31, 2019. We believe that the aggregate carrying value of these vessels at December 31, 2019 exceeded their aggregate market value based on charter attached valuations as at December 31, 2019 by approximately $102.0 million.

Share-Based Compensation

We have awarded restricted stock units to certain of our employees. For 2017, 20% of the base compensation paid to our directors was in the form of stock issued under the 2015 Equity Incentive Plan, with the number of stock units issued based on a value of $2.00 per unit. The accounting fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 “Codification improvements to Topic 326”, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the impact of the new standard on our consolidated financial statements.

We do not believe that any other recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Results of Operations

Year ended December 31, 2019 compared to Year ended December 31, 2018

	Year ended December 31,
	2019	2018
Operating Revenues	(in millions of U.S. dollars)
Time charter revenue	$261.1	$157.1
Operating Expenses
Vessel operating expenses	(87.8)	(49.3)
Time charter and voyage expenses	(9.0)	(1.6)
Depreciation and amortization	(43.9)	(35.5)
Impairment of vessels	—	(71.8)
General and administrative expenses	(8.8)	(9.2)
Total operating expenses	(149.5)	(167.4)

Operating Income/(Loss)	111.6	(10.3)

Non-Operating Income (Expenses)
Interest income	1.8	1.4
Interest and other finance expenses	(75.0)	(48.7)
Other income, net	1.5	0.3
Income taxes	0.0	0.0

Net Income/(Loss)	39.9	(57.3)
Earnings allocated to Series B Preferred Shares	(3.1)	(3.1)

Net Income/(Loss) available to Common Shareholders	$36.8	$(60.4)
62

Operating Revenues

Operating revenues reflect income under fixed rate time charters in effect and were $261.1 million in the year ended December 31, 2019, an increase of $104.0 million, or 66.2%, from operating revenues of $157.1 million for 2018. The increase is mainly due to the full year effect of the acquisition of the Poseidon Fleet, effective November 15, 2018, together with the acquisition of five further containerships in 2019; ownership days in 2019 were 14,326, up 86.7% on 7,675 of 2018. Offsetting the effect of the larger fleet is an increase in offhire and idle time.

There were 806 days offhire through the year, including 537 for five planned vessel upgrades, five completed regulatory drydockings and two in progress as at December 31, 2019. The time taken for drydockings and vessel upgrades has been adversely affected by congestion at Chinese and other shipyards as a result of global scrubber retrofitting. Overall utilization for 2019 was 94.4%. In 2018 overall utilization of 98.7%.

Total Operating Expenses

Total Operating Expenses totaled $149.5 million (or 57.3% of operating revenues). Operating expenses, including $71.8 million charge for impairment, totaled $167.4 million for the year ended December 31, 2018 (or 106.6% of operating revenues). Excluding impairment, operating expenses for 2018 were $95.6 million for 2018 (or 60.9% of operating revenue).

Total Operating expenses can be analyzed as follows:

•	Vessel operating expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $87.8 million for the year ended December 31, 2019 (or 33.6% of operating revenues) compared to $49.3 million for the year ended December 31, 2018 (or 31.4% of operating revenues). Ownership days in 2019 were 14,326, up 86.7% on 7,675 of 2018. The increase is mainly due to the addition of the Poseidon Fleet from November 15, 2018 and five further ships acquired in 2019. The average cost per ownership day was $6,128, down $292, (or 4.5%), from $6,420 for 2018.
•	Time Charter and voyage expenses: Time charter and voyage expenses, which comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is offhire or idle and miscellaneous costs associated with a ship’s voyage for the owner’s account, were $9.0 million for the year ended December 31, 2019 (or 3.4% of operating revenues) compared to $1.6 million for the year ended December 31, 2018 (or 1.0% of operating revenues). The increase was mainly due to the addition of the Poseidon Fleet, all of which incur such commission, compared to our legacy ships, where commission is paid only for those which have completed their initial charters to CMA CGM or OOCL and which have been employed on a new charter obtained with the assistance of a broker.
•	Depreciation and Amortization: Depreciation and Amortization was $43.9 million (or 16.8% of operating revenues) for the year ended December 31, 2019, up from $35.5 million (or 22.6% of operating revenues) in 2018. The increase was mainly due to the addition of the Poseidon Fleet, and five further ships during 2019, offset by the effect of lower book values for a number of ships following an impairment charge in December 2018 as well as a change in estimated scrap value per LWT with effect from January 1, 2019 from $250 to $400.
•	Impairment of Vessels: Whilst charter rates in the spot market and asset values saw improvements through 2019, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment as at December 31, 2019. No impairment was identified. The impairment review for 2018 resulted in a non-cash impairment charge of $71.8 million (or 45.7% of operating revenues) being recognized in the quarter ended December 31, 2018.
63

•	General and administrative: General and administrative expenses were $8.8 million (or 3.4% of operating revenues) in the year ended December 31, 2019, and were $9.2 million (or 5.9% of operating revenues) for 2018. The average cost per ownership day was $615 for the year ended December 31, 2019 compared to $1,201 per day for the year ended December 31, 2018.

Operating Income/(Loss)

As a consequence of all preceding items, operating income was $111.6 million for the year ended December 31, 2019 compared to an operating loss of $10.3 million for the year ended December 31, 2018.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2019 was $1.8 million compared to $1.4 million in 2018 as average cash balances were higher as were interest rates on deposits.

Interest and other finance expenses

Interest and other finance expenses for the year ended December 31, 2019 includes interest on debt assumed as a result of the Poseidon transaction on November 15, 2018 together with interest on new borrowings to partly finance the purchase of additional ships and on the 2024 Notes issued from November 19, 2019.

Interest and other finance expenses for the year ended December 31, 2019, was $75.0 million, up on interest and other finance expenses for the year ended December 31, 2018, of $48.7 million. The increase is mainly due to the full year effect of the debt assumed in the Poseidon transaction together with interest on new borrowings.

Other income, net

Other operating income, net represents miscellaneous revenue mainly from carrying passengers and sundry recharges to charterers under our time charters. In the year ended December 31, 2019, other operating income, net was $1.5 million, up from $0.3 million in 2018.

Income Taxes

Income taxes for the years ended December 31, 2019 and 2018 were not material as our vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net Income/(Loss)

For the year ended December 31, 2019, net income was $39.9 million, compared a net loss of $57.3 million, after $71.8 million non-cash impairment, for the year ended December 31, 2018.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $35.0 million Series B Preferred Shares issued on August 20, 2014 and subsequently issued under our Depositary Shares ATM program, are presented as a reduction of net income, as and when declared by the Board of Directors. These dividends totaled $3.1 million for each of the years ended December 31, 2019 and 2018.

Net Income/(Loss) Available to Common Shareholders

Net income available to common shareholders for the year ended December 31, 2019 was $36.8 million, compared to a net loss available to common shareholders, after $71.8 million impairment charge, of $60.4 million for the year ended December 31, 2018.

Year ended December 31, 2018 compared to Year ended December 31, 2017

For a discussion of our results for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 29, 2019.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. Five drydockings were completed in 2019 for regulatory reasons and five for vessel upgrades, the total cost of which, excluding the effect of the associated 537 days of offhire, was $8.7 million. The duration of drydockings was adversely affected in 2019 by congestion at Chinese and other shipyards as a result of scrubber retrofitting. The average cost of the 23 drydockings completed on vessels in the current fleet between January 2013 and December 2019 was $1.2 million with an average loss of revenue of $0.4 million while the relevant vessel was offhire. This amount does not include any allowance for the installation of ballast water treatment systems or other vessel enhancements. Five regulatory drydockings were completed in 2019, two were completed in 2018, and four in 2017. We have included a schedule of the next anticipated drydocking date for each of our vessels in “Item 4. Information on the Company—B. Business—Inspection by Classification Societies.” In future years there will be incremental costs for compliance with ballast water management regulations and with emission control regulations should we decide, in conjunction with our relevant charter, to retrofit scrubbers on our vessels. See “Item 4. Information on the Company—B. Business—Environmental and Other Regulations.”

The main factor affecting operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance and, other than from any asset sales and purchases, are the payments for costs of drydockings, the timing of the payment of interest on the 2022 Notes, which is due to be paid semi-annually on May 15 and November 15 each year, and quarterly on our other debt, including on our 2024 Notes, and amortization of our 2022 Notes and other debt.

We are required to repay $40.0 million in each of the first three years and $35.0 million annually (the “Repayment Requirement”) thereafter, across both the 2022 Notes and the related secured term loan provided by Citibank (the “Citi Credit Facility”) in accordance with the terms of the Indenture relating to the 2022 Notes. The Citi Credit Facility has minimum fixed amortization whereas, as long as amounts are outstanding under that loan, amortization of the 2022 Notes is at the option of the noteholders. In late 2018, pursuant to the Repayment Requirement, around the first anniversary of the issue of the 2022 Notes, we offered to redeem $20.0 million nominal amount of the 2022 Notes at a purchase price of 102%. The offer was fully accepted and $20.0 million nominal amount of the 2022 Notes were redeemed and cancelled. If any portion of the offer had not accepted, it would have been applied to repay the Citi Credit Facility at par. In late 2019, pursuant to the Repayment Requirement, around the second anniversary of the issue of the 2022 Notes, we offered to redeem a further $20.0 million of the 2022 Notes at a purchase price of 102%. Noteholders holding approximately $17.3 million nominal amount of the 2022 Notes accepted the offer and such notes were redeemed and cancelled. The $2.7 million of the offer not accepted was applied to repay the Citi Credit Facility at par. The minimum repayments of the Citi Credit Facility are four instalments of $10.0 million semi-annually commencing April 30, 2018, and two subsequent instalments of $7.4 million; the final maturity date of the loan is no later than October 31, 2020. As of December 31,2019, $322.7 million was outstanding on the 2022 Notes and $12.1 million on the Citi Credit Facility. We are also required to pay a minimum of $47.5 million of amortization in 2020 on the $538.3 million outstanding on other secured term loans and minimum amortization of $47.8 million in 2021.

As indicated in “F. Tabular Disclosure of Contractual Obligations,” below, interest payment obligations for 2020 are $63.7 million, $56.7 million for 2021, $45.2 million for 2022, $16.0 million for 2024 and $12.3 million for 2025. The dividend on the $35.0 million Series B Preferred Shares amounts to $3.1 million each year.

At December 31, 2019, we had $912.8 million of debt outstanding, consisting of $322.7 million under our 2022 Notes which carry interest at a fixed rate of 9.875%, $38.5 million under our Blue Ocean Credit Facility at a fixed rate of interest of 10.0%, $39.8 million under our 2024 Notes which carry interest at the fixed rate of 8.00%, and $511.8 million under our other credit facilities which have floating interest rates at LIBOR plus an average margin of approximately 3.60%. Assuming LIBOR to be 1.0%, quarterly interest on total gross debt at December 31, 2019, without taking into account amortization, would amount to approximately $15.6 million.

Both the 2022 Notes and the Citi Credit Facility require us to have $20.0 million minimum liquidity at each quarter end.

In addition, we intend to declare and make quarterly dividend payments amounting to approximately $0.8 million per quarter on our Series B Preferred Shares on a perpetual basis, based on the amount outstanding as of December 31, 2019. Finally, we may declare and pay dividends on our common shares, subject to any applicable restrictions contained in our current and future agreements governing our indebtedness, including the indenture governing the 2022 Notes and our credit facilities.

Other than costs for drydockings, compliance with environmental regulations and the installation of scrubbers on three vessels, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2019, we had $147.6 million in cash and cash equivalents, including restricted cash. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling, Euros and HK dollars. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

The table below shows our consolidated cash flows for each of the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(in millions of U.S. dollars)
Cash Flows from Operating Activities
Net Income / (Loss )	$39.8	$(57.3)	$(74.2)
Adjustments to Reconcile Net Income / (Loss) to Net Cash Provided by Operating Activities
Depreciation and amortization	43.9	35.5	38.0
Vessel impairment	—	71.8	87.6
Amortization of deferred financing costs	3.1	4.6	7.8
Amortization of original issue discount/premium on repurchase of notes	1.1	1.2	11.6
Amortization of intangible liability/asset-charter agreements	1.9	(1.3)	(1.8)
Share based compensation	1.7	0.1	0.3
Movement in working capital	1.8	(6.9)	(2.4)
Net Cash Provided by Operating Activities	93.3	47.7	66.9
Cash Flows from Investing Activities
Acquisition of vessels	(73.0)	(11.4)	—
Net proceeds from sale of vessels	—	14.5	—
Cash paid for vessel expenditures	(9.5)	(0.2)	(0.3)
Advances for vessel acquisitions and other additions	(9.2)	—	—
Cash paid for drydockings	(7.4)	(2.6)	(4.6)
Cash acquired from Poseidon Transaction, net of capitalized expenses	(0.8)	24.0	—
Net Cash (Used in)/Provided by Investing Activities	(99.9)	24.3	(4.9)
Cash Flows from Financing Activities
Proceeds from issuance of 2022 Notes, net of costs	—	—	356.4
Proceeds from issuance of 2024 Notes, net of costs	39.8	—	—
Deferred financing costs paid	(7.9)	(2.0)	(12.7)
Repayment of refinanced debt	(262.8)	—	—
Repurchase of notes, including premium(1)	(17.6)	(20.4)	(374.8)
Proceeds from drawdown of credit facilities	327.5	8.1	54.8
Repayment of credit facilities	(63.5)	(37.8)	(63.5)
Proceeds from offering of Class A common shares, net of costs	50.7	—	—
Proceeds from offering of Series B preferred shares, net of costs	1.0	—	—
Series B preferred shares – dividends paid	(3.1)	(3.1)	(3.1)
Net Cash Provided by/(Used in) Financing Activities	64.1	(55.2)	(42.9)
Net Increase in Cash and Cash Equivalents	57.5	16.8	19.1
Cash and Cash Equivalents and restricted cash at Start of Year	90.1	73.3	54.2
Cash and Cash Equivalents and restricted cash at End of Year	$147.6	$90.1	$73.3

(1)	Includes the repurchase of $17.6 million and $20.4 million of our 2022 Notes for 2019 and 2018, respectively, and the repurchase in full of $374.8 million of our prior 10.00% First Priority Senior Secured Notes due 2019, in October 2017.

Year ended December 31, 2019 compared to Year ended December 31, 2018

Net cash provided by operating activities was $93.3 million for the year ended December 31, 2019 reflecting mainly net income of $39.8 million, adjusted for depreciation and amortization of $43.9 million, amortization of deferred financing costs and original issue discount of $4.2 million, amortization of intangible liabilities of $1.9 million, share-based compensation of $1.7 million, plus movements in working capital, including deferred revenue, of $1.8 million.

Net cash provided by operating activities for the year ended December 31, 2019 at $93.3 million was $45.6 million higher than in 2018 mainly due to the full year effect of the Poseidon Fleet acquired on November 15, 2018, and five further ship additions in 2019 which, inter alia, led to an increase of $104.0 million operating revenue, $45.9 million increase in vessel operating and time charter and voyage expenses and an increase of $26.3 million in net interest expense. In addition, movement in working capital was $8.7 million higher in 2019 compared to 2018.

Net cash used in investing activities for the year ended December 31, 2019 was $99.9 million, including $73.0 million for the purchase of ships, $18.7 million vessel additions and other advances and $7.4 million paid for drydockings.

Net cash provided by investing activities in December 31, 2018 was $24.3 million, including $24.0 million on completion of the Poseidon Transaction, $14.5 million proceeds from sale of Argos, offset by $11.4 million for the purchase of GSL Valerie and $2.6 million for drydockings.

Net cash provided by financing activities for the year ended December 31, 2019 was $64.1 million, including $39.8 million net proceeds from issuing our 2024 Notes, $327.5 million drawdown of new credit facilities, $50.7 million net proceeds from issuing Class A common shares and $1.0 million net proceeds from issuing Series B Preferred Shares under our ATM program offset by $17.6 million purchase of our 2022 Notes under the mandatory annual offer, $63.5 million amortization of credit facilities, $262.8 million repayment of refinanced debt, $7.9 million deferred financing costs paid and $3.1 million dividends paid on our Series B Preferred Shares. Net cash used in financing activities for the year ended December 31, 2018 was $55.2 million, including $37.8 million repayment of credit facilities, $20.4 million repayment of the 2022 Notes, $2.0 million deferred financing costs paid and $3.1 million dividend paid on the Series B Preferred Shares, offset by $8.1 million net drawdown from a new secured term loan for partly finance the acquisition of GSL Valerie.

Overall, there was a net increase in cash and cash equivalents and restricted cash of $57.5 million in the year ended December 31, 2019, resulting in closing cash of $147.6 million compared to closing cash of $90.1 million at December 31, 2018.

Year ended December 31, 2018 compared to Year ended December 31, 2017

For a discussion of our liquidity and capital resources for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Liquidity, working capital and dividends-Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 29, 2019.

Our indebtedness as of December 31, 2019 comprised:

Facility	$ million	Collateral vessels	Interest Rate	Final maturity date
Citi Credit Facility	12.1	GSL Fleet (18 vessels)	LIBOR plus 3.25%	October 31, 2020
Hayfin Credit Facility	7.1	GSL Valerie	LIBOR plus 5.50%	July 16, 2022
DVB Credit Facility†	45.4	Maira, Nikolas, Newyorker, Mary	LIBOR plus 2.85%	December 31, 2020
Deutsche, CIT, HCOB Credit Facility	129.5	Al Khor, Anthea Y, Maira XL	LIBOR plus 3.00%	June 30, 2022
Blue Ocean Junior Credit Facility	35.2	Al Khor, Anthea Y, Maira XL	LIBOR plus 10.00%	June 30, 2022
Hellenic Credit Facility	57.7	GSL Eleni, GSL Kalliopi, GSL Grania, GSL Christel Elisabeth, GSL Vinia	LIBOR plus 3.90%	May 24, 2024
Senior Syndicated Facility	224.8	Orca I, Katherine, Dolphin II, Athena, Kristina, Agios Dimitrios, Alexandra, Alexis, Olivia	LIBOR plus 3.00%	September 24, 2024
Junior Syndicated Facility	38.5	Orca I, Katherine, Dolphin II, Athena, Kristina, Agios Dimitrios, Alexandra, Alexis, Olivia	10.00%	September 24, 2024
2022 Notes	322.7	GSL Fleet (18 vessels)	9.875%	November 15, 2022
2024 Notes	39.8	(Unsecured)	8.00%	December 31, 2024
TOTAL	912.8

† This facility was refinanced on February 13, 2020 by Tranche B of the Senior Syndicated Facility and a new $9.0 million facility secured by three vessels.

Notes

8.00% Senior Unsecured Notes due 2024

On November 19, 2019, we issued $27.5 million aggregate principal amount of 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”) in an underwritten public offering. On November 27, 2019, we issued an additional $4.1 million aggregate principal amount of 2024 Notes pursuant the underwriters’ exercise of their option to purchase such additional 2024 Notes.

On November 27, 2019, we entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) pursuant to which we may sell, from time to time, up to an additional $68.0 million of 2024 Notes (the “2024 Notes ATM Program”). As of December 31, 2019, we had issued and sold approximately $8.1 million aggregate principal amount of 2024 Notes under the 2024 Notes ATM Program.

Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020 and the 2024 Notes have a maturity date of December 31, 2024.

We have the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.

As of December 31, 2019, the total outstanding aggregate principal amount of the 2024 Notes was $39.8 million.

9.875% First Priority Secured Notes due 2022

On October 31, 2017, we issued $360.0 million in aggregate principal amount of 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”) in a private placement. The 2022 Notes mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356.4 million.

The 2022 Notes bear interest at a coupon rate of 9.875% per annum and is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As of December 31, 2019, the 2022 Notes were secured by first priority ship mortgages on 18 of our vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by our relevant 18 vessel owning subsidiaries and Global Ship Lease Services Limited. The indenture governing the 2022 Notes require us to have a minimum cash balance of $20.0 million on each test date, being March 31, June 30, September 30 and December 31 in each year.

We are required to repay $40.0 million each year for the first three years and $35.0 million thereafter (the “Repayment Requirement”), across both the 2022 Notes and the Citibank Super Senior Term Loan (“Citi Credit Facility”). See “—$54.8 Million Citi Credit Facility” below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under the Citi Credit Facility, amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer which we are obliged to make. In December 2018, pursuant to the Repayment Requirement, the tender offer was accepted in full and we repurchased $20.0 million nominal amount of the 2022 Notes at a purchase price of 102%. In December 2019, pursuant to the Repayment Requirement, the tender offer of $20.0 million was partially accepted by the noteholders and we repurchased $17.3 million of the 2022 Notes at a purchase price of 102%. In accordance with the terms of the Citi Credit Facility and indenture governing the 2022 Notes, the balance of the offer of $2.7 million was applied to repay the Citi Credit Facility.

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

During the first quarter of 2020, we entered into a series of supplemental indentures to the indenture governing the 2022 Notes in connection with the change of jurisdiction of certain of our subsidiary guarantors thereunder.

Optional Redemption

We may redeem the 2022 Notes in whole or in part, at our option, at any time at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2022 Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of holders of 2022 Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2019	104.938%
2020	102.469%
2021	100.000%

As of December 31, 2019, the outstanding balance on the 2022 Notes was $322.7 million. On February 10, 2020, we effected an optional redemption of $46.0 million principal amount of the 2022 Notes at a purchase price 104.938% of the principal amount redeemed plus accrued and unpaid interest, bringing the aggregate principal amount outstanding following the redemption to $276.7 million.

Credit Facilities

$54.8 million Citi Credit Facility

On October 26, 2017, and in connection with our 2022 Notes, we entered into a $54.8 loan facility with Citibank N.A., which we refer to as the Citi Credit Facility. The proceeds of this facility were used, together with the proceeds of our 2022 Notes and cash on hand, to refinance our 10.00% first priority secured notes due 2019 and other debt then outstanding. The term loan matures on October 31, 2020. The term loan is cross-collateralized on a first priority basis with the collateral under our 2022 Notes, including 18 vessels in the GSL Fleet. The loan is payable semi-annually in instalments of $10.0 million resulting in minimum repayment of $20.0 million in each of the first and second years with the balance of the Citi Credit Facility to be repaid in the third year. Amortization may be accelerated, as described above in “—Indebtedness—Notes—9.875% First Priority Secured Notes due 2022.”

The term loan bears interest at LIBOR plus a margin of 3.25%.

As of December 31, 2019, the outstanding balance of the Citi Credit Facility was $12.1 million.

$65.0 million Hayfin Credit Facility

In September 2018, we entered into a $65.0 million facility agreement with Hayfin Services LLP, as agent and service agent, and certain other financial institutions, which we refer to as the Hayfin Credit Facility. The Hayfin Credit Facility provides for a secured term loan of up to $65.0 million, which was available for drawing until May 10, 2019, and matures on July 16, 2022. The proceeds of this loan were to be used to finance our acquisition of feeder container vessels with carrying capacities of 1,000 to 3,600 TEU, with such borrowed amounts not to exceed the lower of scrap value, calculated at $400 per lightweight tonne and 65% of the charter free market value of the vessel to be acquired. On September 10, 2018, we drew down approximately $8.1 million in connection with our acquisition of GSL Valerie.

The facility bears interest at LIBOR plus a margin of 5.50%.

As of December 31, 2019, the outstanding balance of the Hayfin Credit Facility was $7.1 million.

$52.6 million DVB Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $51.1 million related to the vessels Maira, Nikolas, Newyorker and Mary, provided by DVB Bank SE (“DVB”). The facility agreement, which we refer to as the DVB Credit Facility, is dated July 18, 2017, with an initial drawdown amount of $52.6 million and final maturity of December 31, 2020.

The DVB Credit Facility has a repayment schedule, along with a cash sweep clause, whereby excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B, each amounting to $5.5 million, are scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $4.4 million payable on December 31, 2020. Tranche C, amounting to $5.8 million, is scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $4.7 million payable on December 31, 2020. Tranche D, of the remaining $35.8 million, is scheduled to be repaid in four consecutive quarterly instalments of $1.1 million starting from March 31, 2020 and a balloon payment of $31.5 million payable also on December 31, 2020. In addition, certain financial covenants will apply starting from January 1, 2020.

The DVB Credit Facility bears interest at LIBOR plus a margin of 2.85% per annum.

As of December 31, 2019, the outstanding balance on the DVB Credit Facility was $45.4 million.

On February 13, 2020, the DVB Credit Facility was fully refinanced through the utilization of the $38.0 million Tranche B of the Senior Syndicated Facility, and an additional facility of $9.0 million which we entered into with an international bank in February 2020 and which is secured by mortgages over the vessels Maira, Nikolas and Newyorker.

$180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $180.5 million relating to the vessels UASC Al Khor, Maira XL and Anthea Y provided by Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180.5 million and final maturity of June 30, 2022.

On December 31, 2018, the borrowers entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the facility such that it was split into a senior facility in an amount of $141.9 million (“Senior Facility”) and a junior facility in an amount of $38.6 million (“Blue Ocean Junior Facility”). The lenders of the Senior Facility are Deutsche Bank AG, Hamburg Commercial Bank AG (“HCOB”) and CIT Bank N.A and the lenders of the Blue Ocean Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC. The final maturity of both Facilities (Senior and Blue Ocean Junior) is June 30, 2022. In addition to the repayment schedule, a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Blue Ocean Junior Facility.

Senior Facility

The Senior Facility is comprised of three tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $0.9 million with the first such instalment due three months from the utilization date, and a final instalment of $35.1 million. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.2 million. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.3 million.

The Senior Facility bears interest at LIBOR plus 3.00% payable quarterly in arrears.

As of December 31, 2019, the outstanding balance on the Senior Facility was $129.5 million.

Blue Ocean Junior Facility

The Blue Ocean Junior Facility is comprised of in three Tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million.

The Blue Ocean Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.

As of December 31, 2019, the outstanding balance on the Blue Ocean Junior Facility was $35.2 million.

$59.0 million Hellenic Bank Credit Facility

On May 23, 2019, we entered into a facility agreement with Hellenic Bank Public Company Limited for an amount up to $37.0 million, which we refer to as the Hellenic Credit Facility. Borrowings under the Hellenic Credit Facility were available in tranches and were used in connection with the acquisition of the GSL Eleni, GSL Kalliopi and GSL Grania. We drew down on an initial tranche of $13.0 million on May 24, 2019, in connection with the acquisition of the GSL Eleni. The first tranche is repayable in 20 equal quarterly instalments of $0.5 million each with a final balloon payment of $4.0 million payable together with the final instalment. We drew down a second tranche of $12.0 million on September 4, 2019, in connection with the acquisition of the GSL Grania. The second tranche is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon payment of $4.0 million, payable together with the final instalment. The third tranche of $12.0 million was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The third tranche is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon payment of $4.0 million payable together with the final instalment.

On December 10, 2019, we entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22.0 million that was to be borrowed in two tranches and was to be used in connection with the acquisition of the vessels Verdi (renamed GSL Vinia) and GSL Christel Elisabeth. Both additional tranches were drawn on December 10, 2019. Each tranche is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon payment of $3.5 million payable together with the final instalment.

The Hellenic Credit Facility bears interest at LIBOR plus a margin of 3.90% per annum. As of December 31, 2019, the outstanding balance of the Hellenic Credit Facility was $57.7 million.

$268.0 million Syndicated Senior Secured Credit Facility

On September 19, 2019, we entered into a new syndicated $268.0 million senior secured credit facility comprised of two tranches (the “Senior Syndicated Facility”) with Crédit Agricole Corporate and Investment Bank, ABN AMRO BANK N.V., CIT Bank N.A, Siemens Financial Services, Inc, Bank SINOPAC CO. LTD, CTBC Bank CO., LTD. and Banque Palatine. The first tranche of the Senior Syndicated Facility of $230.0 million was drawn down, in full, and the proceeds were used to refinance five of our senior credit facilities existing at the time with maturities in December 2020 and April 2021 (the “First Tranche Refinancing”). The senior credit facilities that were refinanced were our $65.3 million ABN AMRO Bank Credit Facility, $17.1 million Amsterdam Trade Bank N.V. Credit Facility, $80.0 million Crédit Agricole Credit Facility, $24.5 million Blue Ocean Credit Facility and $55.7 million Crédit Agricole Credit Facility. As a result of the First Tranche Refinancing, three 2000-built 6,000 TEU ships, Tasman, Dimitris Y and Ian H, became unencumbered. The second tranche of up to $38.0 million is available to us on similar terms until May 2020 to facilitate further refinancing. The final maturity date of the Senior Syndicated Facility is September 2024, five years after drawdown. Borrowings under the Senior Syndicated Facility bear interest at LIBOR plus a margin of 3.00% and the scheduled amortization of the first tranche is $5.2 million per quarter plus a balloon payment of $126.0 million.

As of December 31, 2019, the outstanding balance of the Senior Syndicated Facility was $224.8 million.

Tranche B amounts to $38.0 million and was committed for eight months after the signing of the loan agreement. Upon draw down, Tranche B is scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million and a balloon payment of $18.0 million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. On February 13, 2020, Tranche B was fully drawn to refinance the DVB Credit Facility.

The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.

$38.5 million Junior Syndicated Facility

On September 19, 2019, we also refinanced all of the existing indebtedness under our $38.5 million Blue Ocean Credit Facility (the “Junior Syndicated Facility”), with the only change being to extend the maturity from September 2023 to September 2024, consistent with the maturity date of the Senior Syndicated Facility. The other terms of the Junior Syndicated Facility remain consistent with the original $38.5 million Blue Ocean Credit Facility, bearing interest at 10.00% and repayable in one balloon payment upon maturity.

As of December 31, 2019, the outstanding balance of the Junior Syndicated Facility was $38.5 million.

Covenants

Certain of our credit facilities have financial covenants, which require us to maintain, on borrowers or subholding level, among other things:

•	minimum consolidated liquidity of not less than $12.5 million, or an average of $300,000 per vessel, whichever is higher;
•	minimum net worth of not less than $50.0 million;
•	minimum market value of collateral for each credit facility, such that the aggregate market value of the vessels collateralizing the particular credit facility is between 125% and 135%, depending on the particular facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall; and

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

•	incurring additional indebtedness or issuing certain preferred stock;
•	making any substantial change to the general nature of our business;
•	paying dividends on or repaying or distributing any dividend or share premium reserve;
•	redeeming or repurchasing capital stock;
•	creating or impairing certain securities interests, including liens;
•	transferring or selling certain assets;
•	entering into certain transactions other than arm’s length transactions;
•	acquiring a company, shares or securities or a business or undertaking;
•	entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our properties or assets;
73

•	experiencing any change in the position of Executive Chairman; and
•	changing the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminating or materially amending the management agreement relating to such vessel.

Our secured credit facilities are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;
•	first priority assignment of earnings and insurances from the mortgaged vessels;
•	pledge of the earnings account of the mortgaged vessel;
•	pledge of the equity interest of each of the vessel-owning subsidiaries; and
•	corporate guarantees.

Debt Repaid in 2019

$65.3 million ABN AMRO Bank Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $64.3 million relating to Orca II and Katherine provided by ABN AMRO Bank N.V. The agreement was dated August 30, 2017, with initial drawdown amount of $65.3 million and final maturity of December 31, 2020.

The facility had a repayment schedule, along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility was scheduled to be repaid in four consecutive instalments in the amount of $1.1 million starting from March 31, 2020 plus a balloon instalment of $60.8 million on December 31, 2020.

This facility carried interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.

This facility was refinanced by the Senior Syndicated Facility on September 24, 2019.

$17.1 million Amsterdam Trade Bank N.V. Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of 17.1 million relating to Tasman, Dimitris Y and Ian H provided by Amsterdam Trade Bank N.V. The agreement was dated October 9, 2018 with initial drawdown amount of $17.1 million divided in three tranches of $5.7 million each and final maturity of December 31, 2020.

The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche was scheduled to be repaid in four consecutive quarterly instalments of $110,000 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5.3 million on December 31, 2020.

This facility carried interest at LIBOR plus a margin of 3.90% per annum.

This facility was refinanced by the Syndicated Senior Secured Facility on September 24, 2019.

$80.0 million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $80.0 million relating to Alexandra, Alexis (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) provided by Credit Agricole. The agreement was dated October 3, 2018, with initial drawdown amount of $80.0 million and final maturity of June 30, 2020.

The Facility was to be repaid in 10 equal quarterly instalments of $1.5 million each, the first such instalment due three months from the utilization date, plus a final balloon of $65.0 million payable together with the final instalment.

This facility carried interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.

This facility was refinanced by the Senior Syndicated Facility on September 24, 2019.

$24.5 million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $24.2 million relating to Agios Dimitrios provided by Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three. The agreement was dated August 11, 2017, with initial drawdown amount of $24.5 million and final maturity of December 31, 2020.

The facility had a repayment schedule, along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility was scheduled to be repaid in four consecutive quarterly instalments of $0.6 million starting from March 31, 2020 and a balloon payment of $21.9 million payable on December 31, 2020.

This facility carried interest on $18.8 million of principal at LIBOR plus a margin of 4.00% per annum.

This facility was refinanced by the Senior Syndicated Facility on September 24, 2019.

$55.7 million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $54.0 million relating to Dolphin II, Kristina and Athena, provided by Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement was dated August 11, 2017, with initial drawdown amount of $55.7 million and final maturity of December 31, 2020.

The facility had a repayment schedule, along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A, amounting to $19.4 million, was scheduled to be repaid in four consecutive quarterly instalments of $0.3 million starting from March 31, 2020 and a balloon payment of $18.0 million payable on December 31, 2020. Tranche B, amounting to $10.5 million, was scheduled to be repaid in four consecutive quarterly instalments of $0.2 million starting from March 31, 2020 and a balloon payment of $9.7 million payable on December 31, 2020. Tranche C, amounting to $25.8 million, was scheduled to be repaid in four consecutive quarterly instalments of $0.8 million starting from March 31, 2020 and a balloon payment of $22.4 million payable also on December 31, 2020. In addition, certain financial covenants will apply starting from January 1, 2020.

This facility carried interest at LIBOR plus a margin of 2.75% per annum.

This facility was refinanced by the Senior Syndicated Facility on September 24, 2019.

Leverage

As of December 31, 2019, we had $912.8 million of debt outstanding of which $322.7 million was for our 2022 Notes which carry interest at a fixed rate of 9.875%, $38.5 million was provided by Blue Ocean at a fixed rate of interest of 10.0%, $39.8 million was for our 2024 Notes which carry interest at the fixed rate of 8.00% and $511.8 million was floating rate debt across a number of facilities and bearing interest at LIBOR plus an average margin of approximately 3.60%.

Our liquidity requirements are significant, primarily due to drydocking costs and debt service requirements. As indicated in “—F. Tabular Disclosure of Contractual Obligations,” below, minimum amortization of debt in 2020 totals $87.5 million and interest is $63.7 million. The table shows minimum amortization of debt of $521.2 million for 2021 and 2022; interest in that period would be $101.9 million. The table shows minimum amortization of debt of $302.6 million for 2023 and 2024; interest in that period would be $28.3 million.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months following the issuance of this Form 20-F, including working capital requirements, drydocking costs, interest and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions and the provisions of the indenture governing the 2022 Notes and of the agreement governing the Citi Credit Facility, seek to repurchase debt securities that we have issued or repay loans that we have borrowed, including the 2022 Notes and borrowings under our other credit facilities, in privately-negotiated or open market transactions, by tender offer or otherwise.

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs including amortization and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf. Charterhire is payable by our charterers 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under the Notes and our other borrowings, amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B Preferred Shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of each of the 23 drydockings completed on vessels in the fleet between January 2013 and December 2018 was $1.2 million, with an average loss of revenue of $0.4 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include a requirement to pay $40.0 million of amortization, across both the 2022 Notes and the Citi Credit Facility in 2020. Thereafter, the amortization requirement falls to $35 million per annum. Finally, the dividend on the $35.0 million Series B Preferred Shares outstanding as at December 31, 2019 amounts to $3.1 million each year. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the 2022 Notes and other borrowings.

C. Research and Development

None.

D. Trend Information

All of the information and data presented in this section, including the analysis of the container shipping industry, has been provided by MSI. MSI has advised that (i) some information in MSI’s database is derived from estimates derived from industry sources or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in MSI’s database, (iii) whilst MSI has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors, (iv) MSI, its agents, officers and employees cannot accept liability for any loss suffered in consequence of reliance on such information or in any other manner, and (v) the provision of such information does not obviate any need to make appropriate further inquiries.

Containerization is the most convenient and cost-effective way to transport a wide range of cargoes, predominantly a diverse selection of consumer, manufactured, and semi-manufactured goods. Furthermore, emissions per ton-mile of cargo carried compare favorably to other existing modes of transport. The first containerized cargoes were shipped in the mid-1950s; global containerized trade volumes for 2019 are estimated to be 212 million TEU.

The containerized supply chain extends throughout the world. The Mainlane trades are those linking the major manufacturing economies in Asia with the major consumer economies in North America and Europe and the trans-Atlantic trade. However, over 70% of global containerized trade volumes are in the non-Mainlane trades, with intra-regional trades alone representing almost 40%. The largest trade grouping comprises the intra-Asian trades connecting that region’s rapidly growing markets.

Growth in containerized trade is linked to consumer-led demand for manufactured goods and thereby to regional economic growth. Historically, underlying growth has been boosted by both the containerization of breakbulk goods, including refrigerated cargoes, and the relocation of manufacturing from developed economies such as those in Europe and North America, to lower cost regions, most notably in Asia. Of these, the continued containerization of refrigerated (or ‘reefer’) cargoes is expected to outpace overall container trade growth.

From 1993 to 2008, containerized trade grew at a compound annual rate of over 9.0%, driven by China’s infrastructural investment growth and integration into the global trade system, macroeconomic and construction booms in the United States and Western Europe, the off-shoring of production, and the expansion of global supply chains. 2009, due to the global financial crisis and recession, was the only year of negative growth in the industry’s history, with volumes shrinking 8.0%. Volumes recovered in 2010, with growth of 15.0%. Between 2011 and 2018 average compound annual growth of containerized trade was 3.5%. Full year growth in 2019 is estimated at 2.0%, despite negative sentiment resulting from trade tensions between the U.S. and China.

The rapid expansion in containerized trade also led to a rapid expansion in the global containership fleet, of which the vast majority of vessels are fully cellular containerships (ships specialized for the transport of containers and fitted with cell guides throughout the ship to optimize container stowage and significantly enhance the efficiency of load and discharge operations). At the same time, liner shipping companies have sought to reduce slot costs (unit costs) through economies of scale achievable with ever larger ships.

Between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate of 11.4%; and from 2009 through 2018 at 6.1%, as the industry digested the legacy, pre-crisis orderbook. In 2019, supply is estimated to have expanded by 4.0% and, as of December 31, 2019, the containership fleet stood at approximately 5,300 ships, with an aggregate capacity estimated at 22.9 million TEU – over half of which is chartered in from containership owners like GSL.

In December 2008, the orderbook was estimated to represent over 60% of existing global capacity. Since then, however, the industry has been adjusting to lower demand growth, capital constraints, and consolidation. By the end of 2019, the overall orderbook-to-fleet ratio was down to 10.9%; for ships between 2,000 TEU and 9,999 TEU, it was 2.5%.

Vessel newbuilding prices, secondhand values and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand, combined with sentiment. From 2000 through 2019, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $44 million, with prices ranging between $33 million (2016) and $63 million (2007). During the same period, secondhand values for a 10-year old ship of similar size averaged around $23 million and ranged between $5 million (2016) and $50 million (2007). Meantime, spot market charter rates for such tonnage averaged about $17,150 per day and ranged between $5,500 (2016) and $38,450 (2005). In January 2020, prevailing spot market charter rates were around $10,550 per day, with newbuilding prices at approximately $42 million and secondhand values for a 10 year old ship at about $9 million.

The containership market is currently responding to changes to the global regulations that govern vessel sulfur emissions. Sulfur dioxide (SOx) is produced as a by-product of burning conventional bunker fuels, and successive rounds of legislation set by the IMO have focused on reducing the associated air pollution. Under regulations in place prior to January 1, 2020, vessels could consume bunker fuel with a maximum sulfur content of 3.5% (except in certain coastal areas, where the limit was 0.1% sulfur content). From January 1, 2020, under IMO 2020, the maximum sulfur content of bunker fuel has been reduced to 0.5%. This applies globally and across the merchant shipping fleet, and not only to containerships.

Vessel owners and operators have three broad options to comply with the new regulations. The default is to consume bunker fuel with 0.5% sulfur content; an alternate is to install exhaust gas cleaning technology (“scrubbers”) that removes (or “scrubs”) the sulfur dioxide content from a vessel’s exhaust emissions; a third possibility is to switch to an alternate fuel source, such as LNG (an option which is realistically only available for newbuildings). It should be noted that, under time charter contracts, which are the most common contractual arrangements in the containership chartering space, fuel cost is for the account of and the responsibility of the charterer, rather than the containership owner. The pricing spread between “new” Low Sulfur Fuel Oil and “old” (lower cost) High Sulfur Fuel Oil has prompted the installation of scrubbers on part of the containership fleet. The pricing spread is expected to become increasingly narrow over time.

Early 2020 has also seen the appearance of the novel coronavirus (COVID-19) pandemic, beginning in China and spreading to most other areas of the world. The pandemic has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus, which has in turn resulted in a significant reduction in global economic activity and extreme volatility in the financial markets. The longer-term implications of this pandemic on container shipping are, as yet, unclear.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2019. These amounts do not include dividends on the Series B Preferred Shares which currently amount to $3.1 million annually. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long-term debt obligations, excluding interest(1)	$87.5	$521.2	$302.6	$1.5	$912.8
Interest on long-term debt(2)	63.7	101.9	28.3	—	193.9
Ship management agreements(3)	14.1	16.2	3.0	—	33.3

Total	$165.3	$639.3	$333.9	$1.5	$1,140.0
78

(1)	Consists of total debt outstanding as of December 31, 2019 of $322.7 million aggregate principal amount of the 2022 Notes, $12.1 million under our Citi Credit Facility, $7.1 million under the Hayfin Credit Facility, $473.4 million under the Poseidon credit facilities (comprised of the DVB Facility, Deutsche, CIT, Entrust Credit Facility, Blue Ocean Junior Facility, Senior Syndicated Facility and Junior Syndicated Facility), $57.7 million under the Hellenic Credit Facility and $39.8 million under our 2024 Notes. The table reflects the annual redemption of the 2022 Notes and amortization of the Citi Credit Facility, as relevant, as well as the scheduled fixed amortization and final repayments of all other credit facilities, excluding future cash sweeps other than the sweeps paid in the first and to be paid in the second quarter 2020 reflecting excess cash generated in third and fourth quarter 2019, as defined in the relevant credit facilities.
(2)	Represents aggregate interest payments at the fixed rate of 9.875% on the 2022 Notes, at the fixed rate of 8.00% on the 2024 Notes and at the fixed rate of 10.00% on the Junior Syndicated Facility and on all of our floating rate debt at the relevant margin plus LIBOR at 1.00%.
(3)	Reflects the fees payable to our ship manager for (i) the minimum term of 36-60 months for the ship management agreements with Technomar, from the actual or anticipated effective date of these contracts, at a daily rate of €685 and an exchange rate of 1.120 USD:Euro, inflated at 2.5% annually and brokerage commissions payable to our commercial manager, Conchart, for the current employment of the fleet, up to earliest date of redelivery under current charters. The obligations to our ship managers do not include any amount for the reimbursement of daily operating costs incurred by them on our behalf.

G. Safe Harbor

See the section titled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2019 are listed below:

Name	Age	Position
George Giouroukos	54	Executive Chairman
Michael S. Gross	58	Director
Alain Wils	76	Director
Philippe Lemonnier	59	Director
Michael Chalkias	49	Director
Henry Mannix III	40	Director
Alain Pitner	70	Director
Menno van Lacum	49	Director
Ian J. Webber	62	Chief Executive Officer
Thomas A. Lister	50	Chief Commercial Officer
Anastasios Psaropoulos	41	Chief Financial Officer
79

George Giouroukos: Mr. Giouroukos has been our Executive Chairman since November 2018 when the strategic combination with Poseidon Containers was completed. He has been involved in Shipping since 1993, when he joined a major Greek shipowning company and worked in various departments. He founded Technomar, an internationally recognized ship management company, in 1994, where he has served as Managing Director. With over 25 years of experience in the sector, he has negotiated and executed over 200 secondhand and newbuilding ship transactions, creating partnerships with a number of major shipping banks resulting in co-investment of approximately $230 million in workout transactions. He has also partnered with Private Equity firms to jointly invest in container and dry bulk ships. Mr. Giouroukos serves as the Chairman of the Hellenic Advisory Committee of International classification society, RINA and holds a Bachelor in Mechanical Engineering from University College London and a Master in Engineering from Brunel University.

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

Philippe Lemonnier: Mr. Lemonnier has been a director since September 2017. He currently serves as Vice President Group Performance Control at CMA CGM group. Previously he was Global Head of Efficiency Programs at CEVA Logistics, also responsible for Procurement and the Margin Improvement Program. He has served as Group Financial Controller and in charge of the Agility Program (cost savings program) at CMA CGM, having joined the company in 2005. He has more than 30 years of experience in finance and accounting and has served in senior leadership roles across multiple industries, including as the Chief Financial Officer of two French telecommunications companies.

Michael Chalkias: Mr. Chalkias has been a director since November 2018 when the strategic combination with Poseidon Containers was completed. He is the Co-founder of Prime Marine, a leading international product tanker and gas carrier company, which has managed more than 95 ships since its inception, where he serves as Co-Chief Executive Officer. Since March 2018, Mr. Chalkias has also served as non-executive, non-independent director of First Ship Lease Trust (“FSL Trust”), a Singapore-based business trust listed on the Mainboard of the Singapore Exchange Securities Trading Limited. FSL Trust currently owns a diversified portfolio of 18 ships. Mr. Chalkias has more than 25 years of experience in the shipping industry, during which he has accumulated broad experience in all aspects of the business and established strong relationships in the shipping industry. Prior to co-founding Prime Marine’s predecessor in 1999, he was employed by Tufton Oceanic Limited, a specialized shipping finance and investment firm in London, where he was involved with debt and equity instruments as well as structured financing. Over the course of his career, Mr. Chalkias has invested in many ships, primarily product tankers and gas carriers. Mr. Chalkias holds an MSc with Distinction in Shipping, Trade & Finance from the Cass Business School at the City University of London and a BSc with Honors in Maritime Business and Maritime Law from the University of Plymouth.

Henry (Hank) Mannix III: Mr. Mannix was appointed a director in November 2018. He has served as a director of Poseidon Containers since 2010. Mr. Mannix joined Kelso & Company, a U.S. private equity firm, in 2004 and became a Managing Director in 2015. He spent the preceding two years in the investment banking division of Credit Suisse First Boston. Mr. Mannix is also a director of Elara Caring, Physicians Endoscopy and The Traxys Companies. Mr. Mannix received a B.A. in Math and Economics from the College of the Holy Cross in 2001. Mr. Mannix has extensive experience in corporate financing and in evaluating the financial performance and operations of companies across a variety of business sectors, including the shipping sector.

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

Menno van Lacum: Mr. van Lacum was appointed a director in November 2018 and commenced his career in 1997 at the Fortis Group in the Netherlands. In 1999, he joined the Transportation Group at MeesPierson where he was responsible, in different capacities, for arranging and structuring debt capital markets and leasing products predominantly for the Transportation Equipment Leasing sector. In 2005, Mr. van Lacum became Director of the Fortis Principal Finance Group in the USA, responsible for holding equity investments and structuring debt instruments across different asset classes within the Transportation Sector. In 2009, Mr. van Lacum joined the Transportation Capital Group (“TCG”) as a Partner in the Netherlands. TCG is a private investment firm focusing primarily on the shipping industry. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.

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

Thomas A. Lister: Mr. Lister has been our Chief Commercial Officer since August 2008 and, from April 2017 until the merger with Poseidon Containers in November 2018, was also our Chief Financial Officer. From 2005 until 2007, Mr. Lister was a Senior Vice President at DVB. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group, Nordcapital & E.R.Schiffahrt, as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles liner shipping companies and their agents. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

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

B. Compensation

Compensation of Executive Officers

For the year ended December 31, 2019, we have expensed an aggregate of $1.88 million in compensation to our current and former executive officers. Set forth below is a description of certain material terms of the employment agreements with each of our executive officers, which is qualified in its entirety by the respective agreements which are filed as exhibits hereto.

George Giouroukos, Executive Chairman

Mr. Giouroukos has entered into an employment contract with GSL Enterprises Ltd. (“GSL Enterprises”), our wholly-owned subsidiary, and Mr. Giouroukos serves as our Executive Chairman pursuant to the terms of an inter-company agreement between us and GSL Enterprises.

Pursuant to his employment agreement, Mr. Giouroukos receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSL Enterprises.

The agreement is terminable by Mr. Giouroukos if he provides not less than six months’ advance written notice to GSL Enterprises except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms are defined in his employment agreement, in which case Mr. Giouroukos is able to terminate the agreement by providing not less than 14 days’ advance written notice to GSL Enterprises. GSL Enterprises is able to terminate Mr. Giouroukos’ employment agreement by providing no less than 12 months’ advance written notice to Mr. Giouroukos (subject to exceptions in the case of summary termination). If Mr. Giouroukos resigns for “good reason” or GSL Enterprises terminates his employment for any reason whatsoever other than for “cause”, Mr. Giouroukos is entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.

Ian Webber, Chief Executive Officer

GSLS, our wholly-owned subsidiary, has entered into an employment agreement with Mr. Webber and Mr. Webber serves as our Chief Executive Officer pursuant to the terms of an inter-company agreement between us and GSLS.

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

Pursuant to these revised employment agreements, the Poseidon Transaction was excluded from the definition of change of control. On completion of the Poseidon Transaction, for so long as Mr. Webber has not resigned, he became entitled to a transaction bonus equivalent to 60% of six months’ salary, and is entitled to receive a Retention Amount payable in nine equal instalments, up to end of July 2019, being equal to salary and bonus at 60% of his salary for 12 months, together with bonus at 60% of his salary up to end July 2019. The company retained the right to terminate the employment agreement against payment of all amounts due, unless such termination was for cause. The company and Mr. Webber could have each terminated the employment agreement on one month’s notice within 90 days following the earlier of (i) the completion of the “Transition”, being the substantive completion of the transfer of accounting, finance and other administrative functions from London to Athens, and (ii) November 15, 2019, being the anniversary of the completion of the Poseidon Transaction. The Transition was completed on July 31, 2019. Should the employment agreement have been terminated in this manner, Mr. Webber would have been entitled to receive the balance of the Retention Amount, if any, the value of one year’s contractual benefits, such as private medical cover, and the balance of bonus, if any, at 60% of his salary from August 1, 2019 to the date of termination.

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

Anastasios Psaropoulos, Chief Financial Officer

Mr. Psaropoulos has entered into an employment contract with GSL Enterprises, our wholly-owned subsidiary, and pursuant to the terms of an inter-company agreement between us and GSL Enterprises Mr. Psaropoulos serves as our Chief Financial Officer and Treasurer.

Pursuant to the employment agreement, Mr. Psaropoulos receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSL Enterprises.

The agreement is terminable by Mr. Psaropoulos if he provides not less than six months’ advance written notice to GSL Enterprises except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms are defined in the employment agreement, in which case Mr. Giouroukos is able to terminate the agreement by providing not less than 14 days’ advance written notice to GSL Enterprises. GSL Enterprises is able to terminate Mr. Psaropoulos’ employment agreement by providing no less than 12 months’ advance written notice to Mr. Psaropoulos (subject to exceptions in the case of summary termination). If Mr. Psaropoulos resigns for “good reason” or GSL Enterprises terminates his employment for any reason whatsoever other than for “cause”, Mr. Psaropoulos is entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.

Thomas Lister, Chief Commercial Officer

GSLS, our wholly-owned subsidiary, has entered into an employment agreement with Mr. Lister and, pursuant to the terms of an inter-company agreement between us and GSLS, Mr. Lister serves as our Chief Commercial Officer. Mr. Lister also previously served as our Chief Financial Officer from April 1, 2017 to November 15, 2018 until the merger with Poseidon Containers.

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

Pursuant to the revised employment agreement, the Poseidon Transaction was excluded from the definition of change of control. On completion of the Poseidon Transaction, for so long as Mr. Lister has not resigned, he became entitled to a transaction bonus equivalent to 40% of six months’ salary, and is entitled to receive a Retention Amount payable in nine equal instalments, up to end of July 2019, being equal to salary and bonus at 40% of his salary for 12 months, together with bonus at 40% of his salary up to end July 2019. The company retained the right to terminate the employment agreement against payment of all amounts due, unless such termination was for cause. The company and Mr. Lister could have each terminated the employment agreement on one month’s notice within 90 days following the earlier of (i) the completion of the Transition, being the substantive completion of the transfer of accounting, finance and other administrative functions from London to Athens, and (ii) November 15, 2019, being the anniversary of the completion of the Poseidon Transaction. The Transition was completed on July 31, 2019. Should the employment agreement have been terminated in this manner, Mr. Lister would have been entitled to receive the balance of the Retention Amount, if any, the value of one year’s contractual benefits, such as private medical cover, and the balance of bonus, if any, at 40% of his salary from August 1, 2019 to the date of termination.

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

Former Executive Officers

Vivek Puri, former Chief Technical Officer

Mr. Puri served as our Chief Technical Officer until completion of the Poseidon Transaction on November 15, 2018. GSLS and Mr. Puri agreed, under a Settlement Agreement dated January 18, 2019, that Mr. Puri’s employment would continue unless and until terminated by either party on at least two weeks’ notice. Mr. Puri received an initial severance amount and was entitled to a further severance amount at termination. Mr. Puri’s employment terminated on April 12, 2019.

Susan Cook, former Chief Financial Officer

Susan Cook served as our Chief Financial Officer until March 31, 2017, when she resigned from that role. She continued to be employed by GSLS, in a part-time advisory capacity, until February 28, 2019. Ms. Cook also entered into an Amended and Restated Service Agreement dated June 1, 2018 with a further Deed of Amendment dated October 16, 2018. Ms. Cook was also entitled to receive a Retention Amount, payable in six equal instalments, up to end of April 2019, being equal to salary and bonus at 40% for 12 months, together with bonus at 40% up to end July 2019. Ms. Cook’s employment terminated on February 28, 2019, accelerating the payment of the outstanding Retention Amount instalments.

Compensation of Directors

Our Executive Chairman is employed by GSL Enterprises Ltd. and is entitled to a net annual salary of $80,000 and an annual performance-based cash bonus which is anticipated to be at least $170,000. Our other directors receive an annual fee of $105,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the nominating and corporate governance committee and the compensation committee each receive an additional $5,000 and each member of those committees receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

2019 Omnibus Incentive Plan

On February 4, 2019, our board of directors adopted the Global Ship Lease, Inc. 2019 Omnibus Incentive Plan, (the “2019 Plan”), under which directors, officers and employees (including any prospective director, officer or employee) of us and our subsidiaries and affiliates are eligible to receive non-qualified options, stock appreciation rights, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards as set forth fully in the 2019 Plan. We have reserved a total of 1,812,500 Class A common shares for issuance under the 2019 Plan during its 10-year term. During any calendar year, each non-employee director may not be granted more than 12,500 shares of Class A common stock or cash awards in excess of $100,000. We currently have 453,125 Class A common shares remaining to be awarded under the 2019 Plan.

The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of our company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by the compensation committee of our board of directors or such other committee of our board of directors as may be designated by the board.

Under the terms of the 2019 Plan, stock options and appreciation rights granted under the 2019 Plan will have an exercise price equal to the fair market value of a common share on the date of grant, provided that in no event may the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than 10 years from the date of grant.

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

Our board of directors may amend or terminate the 2019 Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair the rights or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of 2019 Plan amendments may be required in certain circumstances if required by applicable rules of a national securities exchange or the SEC. Unless terminated earlier by the board of directors, the 2019 Plan will expire 10 years from the date on which the 2019 Plan was adopted by the board of directors.

Following the adoption of the 2019 Plan, the 2015 and 2008 Plans were terminated.

In 2019, our Board of Directors approved awards to our executive officers under the 2019 Plan, providing our executive officers with the opportunity to receive up to 1,359,375 Class A common shares in aggregate, in four tranches.

•	Tranche A, to vest based on time served only, over the three years commencing January 1, 2019. One third of Tranche A vested in the first quarter of 2020 and the remainder will vest in eight equal instalments over consecutive three month intervals commencing March 31, 2020.
•	Tranche B, vested in January 2020, once the 60 Day Volume Weighted Average Price of the Class A common shares (the “60 Day VWAP”) exceeded $8.00.
•	Tranche C, to vest on the business day after the 60 Day VWAP of the Class A common shares exceeds $11.00.
•	Tranche D, to vest on the business day after the 60 Day VWAP of the Class A common shares exceeds $14.00.

Mr. Giouroukos, Mr. Webber, Mr. Psaropoulos and Mr. Lister were awarded 27%, 22%, 13% and 13% of the total number of Class A common shares, with Tranche A, B, C and D representing 25%, 15%, 25% and 35% respectively.

C. Board Practices

Our board of directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The current term of office of the Term I class of directors consisting of Mr. Lemonnier, Mr. Mannix and Mr. Pitner, expires at the annual meeting of shareholders to be held in 2021. The current term of office of the Term II class of directors, consisting of Mr. Chalkias and Mr. Giouroukos, expires at the annual meeting of shareholders to be held in 2022. The current term of office of the Term III class of directors, consisting of Mr. Gross, Mr. van Lacum and Mr. Wils, expires at the annual meeting of shareholders to be held in 2020.

Other than our Executive Chairman, none of our directors have service contracts with us or any of our subsidiaries providing for benefits upon the termination of their employment.

For information about the period during which each director and executive officer has served in such position at our company, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”

Director Independence

Our board of directors has determined that all directors other than Mr. Lemonnier are “independent directors” as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE rules. Mr. Lemonnier, a senior executive of CMA CGM, our largest shareholder, was appointed as a Director in September 2017, following his nomination by CMA CGM.

Board Observer Agreement

On November 12, 2019, we entered into a Board Observer Agreement with B. Riley Financial, Inc. and B. Riley FBR which (i) amended the prior engagement letter and underwriting agreement by and between B. Riley FBR and ourselves to eliminate the right of B. Riley FBR to appoint a director to our Board of Directors; and (ii) granted a right to B. Riley Financial, Inc. to designate an observer to our Board of Directors (“Observer”), provided that B. Riley Financial, Inc. and/or its affiliates own more than 5% of the outstanding voting power of us. The Observer may attend all meetings of the board of directors and certain meetings of committees of the board of directors in a non-voting, observer capacity and may participate in discussions of the board of directors. B. Riley Financial, Inc. has designated Daniel Shribman as its representative to serve as Observer.

Board Committees

Our board of directors has formed an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board committee charters are available on our website (www.globalshiplease.com) and in print to any investor upon request. The information included on our website is not incorporated herein by reference.

Audit Committee

We have established an audit committee, comprised of three members of our board of directors, which, as directed by our written audit committee charter, is responsible for overseeing the management’s conduct of our systems of internal accounting and financial controls, reviewing our financial statements, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees.

The audit committee will at all times be composed exclusively of “independent directors” who, as may be required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Our audit committee currently consists of Messrs. Chalkias, van Lacum and Wils, each of whom is “independent” as defined in Rule 10A-3 under the Exchange Act and the NYSE rules.

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

Compensation Committee

U.S. domestic issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee. Our compensation committee consists of Messrs. Gross, Mannix and Pitner. The compensation committee is responsible for and reports to the board of directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and determines director and executive compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

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

D. Employees

As of December 31, 2019, we had seven employees.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Equity Incentive Plan” for information regarding our equity incentive plan.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Class A common shares as of the date of this report by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;
•	each of our officers and directors; and
•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares or our Series C Preferred Shares, shown as beneficially owned, subject to applicable community property laws. As of the date of this report, an aggregate of 17,556,738 Class A common shares were issued and outstanding. In addition, there were an aggregate of 250,000 Series C Preferred Shares outstanding, all held by Kelso affiliates, which convert in limited circumstances to an aggregate of 12,955,187 Class A common shares.

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

Name of Beneficial Owner	Class A Common Shares Beneficially Owned		Approximate Percentage of Outstanding Class A Common Shares(1)
5% Shareholders:
CMA CGM S.A.	3,051,587	(2)	17.4%
B. Riley Financial, Inc.	2,089,226	(3)	11.9%
Nokomis Capital, L.L.C.	1,225,000	(4)	7.0%
MAAS Capital	1,036,415	(5)	5.9%
Whitefort Capital Master Fund, LP	883,041	(6)	5.0%
George Giouroukos	1,473,336	(7)(10)	8.4%
Michael S. Gross	1,344,094	(8)	7.7%

Other Directors and Executive Officers:
Alain Wils	1,312		0.01%
Henry Mannix III	155,750	(9)	0.9%
Menno van Lacum	13,794		0.1%
Ian J. Webber	69,106	(10)	0.4%
Thomas Lister	33,801	(10)	0.2%
Anastasios Psaropoulos	13,685		0.1%
All directors and executive officers as a group (11 individuals)	3,104,878		17.7%

Other:
KIA VIII (Newco Marine) Ltd.	155,750	(9)	0.9%
KEP VI (Newco Marine) Ltd.	155,750	(9)	0.9%

(1)	Calculated based on 17,556,738 common shares outstanding as of the date of this report.
(2)	This information is derived from a Schedule 13D/A filed with the SEC on October 15, 2019. CMA CGM S.A. is controlled by Merit Corporation S.A.L., which may be deemed to exercise voting and investment power over all securities of Global Ship Lease, Inc. held by CMA CGM S.A. and thus may be deemed to beneficially own such securities.
(3)	This information is derived from a Schedule 13G/A filed with the SEC on January 28, 2020 which stated that, as of the relevant date, BRC Partners Opportunities fund, L.P. (“BRPLP”) beneficially owned 344,827 shares of Class A common stock. BRC Partners Management GP, LLC (“BRPGP”) is the general partner of BRPLP. B. Riley Capital Management, LLC (“BRCM”) is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to have beneficially owned the 344,827 shares of Common Stock owned directly by BRPLP. As of the relevant date, BRFBR beneficially owned 1,744,399 shares of Class A common stock.

As of the relevant date, B. Riley Financial, Inc., as the parent company of BRCM and BRFBR may be deemed to have beneficially owned the 2,089,226 shares of Class A common stock beneficially owned in the aggregate by BRCM and BRFBR.

(4)	This information is derived from a Schedule 13G filed with the SEC on February 14, 2020.
88

(5)	This information is derived from a Schedule 13G filed with the SEC on May 17, 2019 which included that, as of the relevant date, Maas Capital Investments B.V. was the beneficial owner of 1,036,415 Class A common shares.
(6)	This information is derived from a Schedule 13G filed with the SEC on March 13, 2020 which included that, as of the relevant date, Whitefort Capital Master Fund, LP was the beneficial owner of 883,041 Class A common shares. David Salanic and Joseph Kaplan, by virtue of their positions as Co-Managing Partners of Whitefort Capital Management, LP, the investment manager of Whitefort Capital Master Fund, LP, may be deemed to have voting and dispositive power with respect to the shares owned by Whitefort Capital Master Fund, LP.
(7)	Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Shipping Participations Inc., which is the record holder of 1,473,336 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Shipping Participations Inc.
(8)	This information is derived from a Schedule 13D/A filed with the SEC on October 3, 2019. Michael S. Gross directly holds 566,880 shares of Class A common shares. Marathon Founders, LLC directly holds 777,214 shares of Class A common shares. As the Managing Member of Marathon Founders, LLC, Mr. Gross may be deemed to exercise voting rights and investment power over all securities of Global Ship Lease, Inc. held by Marathon Founders, LLC and thus may be deemed to beneficially own such shares.
(9)	This information is derived from a Schedule 13D filed with the SEC on October 4, 2019. Includes Class A common shares deemed to be beneficially owned by KIA VIII (Newco Marine) Ltd., or KIA VIII, and KEP VI (Newco Marine) Ltd., or KEP VI, by virtue of a voting agreement entered into among KEP VIII, KEP VI, CMA CGM S.A. and Michael S. Gross. KEP VI (Cayman), L.P., KEP VI (Cayman) GP Ltd., KIA VIII (International), L.P., KELSO GP VIII (Cayman) L.P., KELSO GP VIII (Cayman) Ltd., Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Stanley de J. Osborne, Church M. Moore, Christopher L. Collins, Anna Lynn Alexander, Howard A. Matlin, Stephen C. Dutton, Matthew S. Edgerton, and Henry Mannix III (the “Kelso Joint Filers”) may be deemed to share beneficial ownership of these Class A common shares. Each of the Kelso Joint Filers share investment and voting power with respect to any Class A common shares beneficially owned by KIA VIII and KEP VI but disclaim beneficial ownership of such Class A common shares.

In addition, there were an aggregate of 250,000 Series C Preferred Shares outstanding, all held by Kelso affiliates, which convert in limited circumstances to an aggregate of 12,955,187 Class A common shares. Each Series C Preferred Share is entitled to 38.75 votes on all matters submitted to a vote of the shareholders. The holders of Series C Preferred Shares vote together with the common shareholders as one class on all matters submitted to a vote of the shareholders. According to information contained in public filings, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, hereafter referred to as Kelso, controls votes representing approximately 36.1% of the vote on any matter submitted to the vote of our common shareholders, through its ownership of Series C Preferred Shares and by virtue of the voting agreement with certain other of our shareholders.

(10)	Does not include share-based awards that were approved by the Company’s Board of Directors in 2019, which are described above under the heading “Item 6. Directors, Senior Management and Employees-B. Compensation-2019 Omnibus Incentive Plan”.

As of March 22, 2020, we had 18 registered shareholders of record, five of which were located in the United States and held an aggregate of 11,558,621 of our Class A common shares, representing 65.8% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 10,761,690 of our Class A common shares as of March 22, 2020. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

Right of First Refusal

Mr. Giouroukos, and any entity he controls, will also agree to grant us a right of first refusal to acquire any containership, after Mr. Giouroukos, or an entity controlled by him, enters into an agreement that sets forth terms upon which he or it would acquire such containership. Mr. Giouroukos, or such entity controlled by him, shall notify us within 30 days of any agreement that he, or his controlled entity, has entered into to purchase a containership and will provide a period of seven calendar days in respect of a single vessel transaction, or a period of 14 calendar days in respect of a multi-vessel transaction, from the date that he delivers such notice to us of said opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to become the purchaser of such containership, before Mr. Giouroukos, or any entity he controls, will accept the opportunity or offer it to any of his other affiliates or entities controlled by him. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Giouroukos, or entity controlled by him. The approval of our conflicts committee which is comprised of independent directors will be required to accept or reject this offer.

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

Ship Management Agreements

As of December 31, 2019, Technomar provided day-to-day technical ship management services to us on all of our vessels pursuant to technical ship management agreements. Mr. George Giouroukos, our Executive Chairman, is a significant shareholder of Technomar. Technomar’s services being provided under the technical ship management agreements include crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We pay Technomar a daily management fee of EUR 685 per vessel, to be paid in U.S. Dollars at an agreed rate of exchange, which, in addition to covering the technical ship management services being provided, includes administrative support services, including accounting and financial reporting, treasury management services and legal services also being provided pursuant to the technical ship management agreements. The technical ship management agreements with Technomar are for a minimum term of 36 months. The technical ship management agreements may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the technical ship management agreements are terminated on at least six months prior written notice, a termination fee equal to 50% of the annual management fee is payable to Technomar if the technical ship management agreements are terminated by the mangers and a termination fee equal to two times the annual fee is payable to Technomar if the technical ship management agreements are terminated by the owners. Our other ship technical ship management agreements may generally be terminated by either party on two months prior written notice. The Technomar technical ship management agreements may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the technical ship management agreement, and (iv) upon the sale or total loss of a vessel; except where the owner is terminating the technical ship management agreements for cause, a termination fee is payable to Technomar and will range from 25% of the annual management fee to two times the annual management fee, depending on the reason for the termination.

During the year ended December 31, 2019, CMA Ships, a wholly-owned subsidiary of CMA CGM, provided day-to-day technical ship management services on 11 of our vessels. As of December 31, 2019, CMA CGM owned approximately 11.2% of voting rights and has two nominees of our Board of Directors. CMA Ship’s services include the provision of crew, lubricating oils and routine maintenance. We paid CMA Ships an annual management fee of $123,000 per vessel and reimburse costs incurred by CMA Ships on our behalf, mainly being for the provision of crew, lubricating oils and routine maintenance.

The management fees paid by us to Technomar and CMA Ships for the year ended December 31, 2019 amounted to $9.2 million and $0.8 million, respectively. For the year ended December 31, 2018 management fees amounted to $0.7 million and $1.0 million, respectively.

Conchart provides commercial management services to us on all of our vessels, other than the 18 vessels pledged as security to our 2022 Notes, pursuant to commercial management agreements. Mr. George Giouroukos, our Executive Chairman, is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advising us on market developments, and on the development of new rules and regulations with respect to trading and cargo restrictions, (iv) assisting in the calculation of hires, and the collection of any sums related to the operation of vessels, (v) communicating with agents, and (vi), negotiating memoranda of agreement for the sale of the vessels. Except with respect to charters with CMA CGM, we have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, and we have agreed to pay Conchart a 1.00% commission on any sale and purchase transaction. No commission is payable on any charter to CMA CGM, or extension thereof, in place as of October 29, 2018. For any new charters to CMA CGM or its affiliates, the rate of commission is 0.75%. However, no commission is payable for such charters if CMA CGM or its affiliates waive their own address commission. The commercial management agreements with Conchart are for a minimum term of 36 months. The commercial management agreements may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the commercial management agreements are terminated on at least six months prior written notice, a termination fee equal to six times the average monthly commission paid by us to Conchart (or which accrued) in the prior six month period is payable to Conchart if the commercial management agreements are terminated by the mangers and a termination fee equal to twelve times the average monthly commission paid by us to Conchart (or which accrued) in the prior twelve month period is payable to Conchart if the commercial management agreements are terminated by the owners. The Conchart commercial management agreements may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the commercial management agreement, and (iv) upon the sale or total loss of a vessel; except where the owner is terminating the commercial management agreements for cause, a termination fee is payable to Conchart and will range from three times the average monthly commission paid by us to Conchart (or which accrued) in the prior three month period to twelve times the average monthly commission paid by us to Conchart (or which accrued) in the prior twelve month period, depending on the reason for the termination.

The fees paid by us to Conchart for the year ended December 31, 2019 amounted to $1.8 million. For the year ended December 31, 2018, fees paid to Conchart amounted to $0.2 million.

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

Kelso Letter Agreement

In September 2019, we entered into an agreement with Kelso, whereby Kelso agreed to convert all of its outstanding Series C Preferred Shares into Class A common shares upon the repayment in full of our 2022 Notes.

Participation in Global Ship Lease Securities Offerings

Certain members of our executive management purchased an aggregate of 168,968 Class A common shares in the October 2019 Equity Offering at the public offering price, for which the underwriters did not receive any discount or commissions. In addition, certain members of our executive management purchased 300,000 aggregate principal amount of 2024 Notes in the November 2019 Notes Offering, for which the underwriter did not receive any discount or commissions.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” below.

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

The declaration and payment of any dividend is subject at all times to the discretion of our board of directors which reviews our dividend policy quarterly, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and financial performance including cash flow, restrictions under our current and future agreements governing our indebtedness, including our credit facilities and the indentures that govern our 2022 Notes, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

There were 1,442,800 Depositary Shares outstanding at December 31, 2019, each of which represents 1/100th of one share of our Series B Preferred Shares. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares, subject to certain exceptions. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Dividends have been declared as scheduled with respect to our Series B Preferred Shares.

Our ability to pay dividends is also limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to pay dividend payments. Further, our board of directors may elect to not distribute any dividends or may significantly reduce the dividends. As a result, the amount of dividends actually paid, if any, may vary from the amount previously paid and such variations may be material. See “Item 3. Key Information—D. Risk Factors” for a discussion of the risks associated with our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be treated as “qualified dividend income” subject to tax at preferential rates. See “Item. 10. Additional Information—E. Taxation—Tax Consequences of Holding Class A common shares —Taxation of distributions paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income.”

B. Significant Changes

None.

Item 9.	The Offer and Listing.

A. Offer and Listing Details

Please see “Item 9. Offer and the Listing—C. Markets.”

B. Plan of Distribution

Not applicable

C. Markets

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”. On August 20, 2014, our Depositary Shares, each of which represents a 1/100th interest in a share of our Series B Preferred Shares, began trading on the NYSE under the symbol “GSL-B”. On November 19, 2019, our 2024 Notes began trading on the NYSE under the symbol “GSLD”.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation have previously been filed as Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019 and are hereby incorporated by reference into this Annual Report. Articles of Amendment to the Amended and Restated Articles of Incorporation have previously been filed as Exhibit 3.3 to our Report on Form 6-K, filed with the SEC on March 25, 2019 and are hereby incorporated by reference into this Annual Report. Our Third Amended and Restated Bylaws have previously been filed as Exhibit 99.1 to our Report on Form 6-K filed with the SEC on March 23, 2020 and are hereby incorporated by reference into this Annual Report.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are described in our Amended and Restated Articles of Incorporation, as amended, and Third Amended and Restated Bylaws and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the sections “Description of Capital Shares” and “Description of Preferred Shares” of the Amendment No. 1 to our registration statement on Form F-3 (File No. 333-197518) filed with the SEC on July 28, 2014 and hereby incorporated by reference into this Annual Report. The rights, preferences and restrictions attaching to our Depositary Shares and Series B Preferred Shares are described in the sections “Description of Preferred Shares” and “Description of Depositary Shares” of our registration statement on Form F-3 (File No. 333-235305) filed with the SEC on November 27, 2019 and incorporated by reference into this Annual Report. There have been no changes since that date, other than the issuance of Series B Preferred Shares and Depositary Shares pursuant to our Depositary Shares ATM Program, as described below.

On August 20, 2014, we issued 1,400,000 Depositary Shares, each of which represents 1/100th of one share of our Series B Preferred Shares. A further 42,800 Depositary Shares were issued during the year ended December 31, 2019 under our Depositary Shares ATM Program. Each Series B Preferred Share has the right to receive the liquidation preference of $2,500.00 per share (equivalent to $25.00 per depositary share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared. Dividends are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of our Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common stock and each other class or series of capital stock established after the original issue date of the Series B Preferred Shares that is not expressly made senior to or on parity with the Series B Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”) (other than a dividend payable solely in Junior Securities), unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares and any securities that rank pari passu with the Series B Preferred Shares through the most recent respective dividend payment dates. Holders of the Series B Preferred Shares generally have no voting rights, except in limited circumstances. The Series B Preferred Shares may be redeemed at any time, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The rights, preferences and restrictions attaching to the Series B Preferred Shares are described in the sections “Description of Preferred Shares” and “Description of Depositary Shares” of our registration statement on Form F-3 (File No. 333-235305) filed with the SEC on November 27, 2019 and incorporated by reference into this Annual Report. There have been no changes since that date with the exception of the issuance of further Series B Preferred Shares in connection with our Depositary Shares ATM Program. The rights, preferences and restrictions attaching to the Series B Preferred Shares are further qualified by (i) the Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014, (ii) the Certificate of Amendment to the Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 and (iii) the Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (each of (i) and (iii) being incorporated by reference to Exhibits 3.1 and 4.1, respectively, of Global Ship Lease, Inc.’s Report on Form 6-K filed on August 20, 2014 and (ii) being incorporated by reference to Exhibit 3.1 of Global Ship Lease Inc.’s Report on Form 6-K filed on December 10, 2019), each of which is hereby incorporated by reference into this Annual Report. There have been no changes since the respective dates.

On November 15, 2018, we issued 250,000 Series C Preferred Shares of par value $0.01 per share. The Series C Preferred Shares are convertible to an aggregate of 12,955,187 Class A common shares under certain circumstances, including on the date when our 2022 Notes are no longer outstanding. In addition, the Series C Preferred Shares will convert automatically upon transfer to any person who is not an affiliate of the initial holder of such Series C Preferred Shares. Upon the occurrence of any liquidation, dissolution or winding up of our affairs, holders of Series C Perpetual Shares shall be entitled to receive an amount equal to the amount payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible at such time, such amount to be determined as of the record date for determination of holders of Class A common shares entitled to receive such distribution or, if no such record date is established, as of the date of such distribution. Holders of Series C Preferred Shares are entitled to a dividend only should such a dividend be declared on our Class A common shares. If our Board of Directors declares a dividend or other distribution upon the then-outstanding Class A common shares, then the holders of the Series C Preferred Shares shall be entitled to receive the amount of dividends as would be payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible. Each Series C Preferred Share shall entitle the holder thereof to 38.75 votes on all matters submitted to a vote of shareholders. Except as otherwise provided in the Certificate of Designation for Series C Preferred Shares or required by law, the Series C Preferred Shares shall vote together with the Common Shares as one class in the election of directors of the Company and on all other matters submitted to a vote of the shareholders. The Series C Preferred Shares shall be perpetual and shall not be subject to mandatory redemption, sinking fund or other similar provisions. The rights, preferences and restrictions attaching to the Series C Preferred Shares are described in the Certificate of Designation for Series C Perpetual Preferred Shares of Global Ship Lease, Inc. (incorporated by reference to Exhibit A of Global Ship Lease, Inc.’s Report on Form 6-K filed on October 29, 2018) and hereby incorporated by reference into this Annual Report. There have been no changes since that date.

We are not aware of any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

Registration Rights Agreements

In connection with registered public offering of our Class A common shares that closed on October 1, 2019, or the October 2019 Offering, we have entered into a registration rights agreement with certain affiliates of B. Riley FBR, Inc., or the B. Riley Affiliates, the underwriter in the October 2019 Offering, pursuant to which we agreed to register any shares of our Class A common stock held by the B. Riley Affiliates following the completion of the October 2019 Offering to the extent such shares constitute “restricted” or “control” securities under applicable rules and regulations of the Commission, or the B. Riley Registration Rights Agreement. The B. Riley Registration Rights Agreement provides the B. Riley Affiliates with certain piggyback and demand registration rights, and contains customary indemnification and other provisions.

We also have a registration rights agreement with certain of our major shareholders that was amended and restated in October 2018. For a description of the Amended and Restated Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

C. Material Contracts

We refer you to “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity, Working Capital and Dividends—Indebtedness,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the contracts that we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report. Certain of these material agreements that are to be performed in whole or in part after the date of this annual report are attached as exhibits to this Annual Report.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own Class A common shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

•	broker-dealers;
•	insurance companies;
•	taxpayers who have elected mark-to-market accounting;
•	tax-exempt organizations;
•	regulated investment companies;
•	real estate investment trusts;
•	financial institutions or “financial services entities”;
•	taxpayers who hold Class A common shares as part of a straddle, hedge, conversion transaction or other integrated transaction;
•	taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;
•	taxpayers that are subject to the “base-erosion and anti-avoidance” tax;
•	taxpayers that own 10% or more, directly or constructively, of our common shares;
•	certain expatriates or former long-term residents of the United States; and
•	U.S. holders (as defined herein) whose functional currency is not the U.S. dollar.
99

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
100

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year. However, the Class A common shares may not represent more than half of the voting power or value of all classes of our stock.

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

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2009 through 2018 under the Publicly Traded Test. We did not believe that we were able to satisfy the “publicly-traded” test for 2019 and, consequently, we were not exempt from U.S. federal income taxation on our U.S. source gross transportation income. Whether we may satisfy the “publicly-traded” test for 2020 and future taxable years depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2020 or future taxable years.

If we were not to qualify for the Section 883 exemption in any year, the U.S. income taxes that become payable could have a negative effect on our business, and could result in decreased earnings available for distribution to our shareholders. However, under our charter agreements, the charterers have agreed to provide reimbursement for any such taxes.

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

Taxation of the disposition of Class A common shares

Subject to the discussions of the PFIC rules below, upon the sale, exchange or other disposition of Class A common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in our Class A common shares. The U.S. holder’s initial tax basis in its Class A common shares generally will be the U.S. holder’s purchase price for the Class A common shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital, as discussed above under ’Taxation of distributions paid on Class A common shares.’

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We filed reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available from www.sec.gov. Shareholders may also request a copy of our filings by writing to us at the following address: c/o Global Ship Lease Services Limited, 25 Wilton Road, London SW1V 1LW, United Kingdom or telephoning us at +44 (0) 20 3998 0063.

I. Subsidiaries

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facilities. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in “Item 5. Operating and Financial Review and Prospects—F. Contractual Obligations.”

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

Based on the outstanding balance at December 31, 2019 of our floating rate credit facilities of $511.9 million and ignoring amortization thereon and cash on hand, a hypothetical 1% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $5.1 million.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2019.

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

During the year ended December 31, 2019, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2019 and 2018 was PricewaterhouseCoopers S.A., independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers S.A.’s Services

The fees for services rendered by the auditor in 2019 and 2018 were as follows:

	2019	2018
Audit Fees	$879,905	$661,800
Audit-Related Fees	—	403,300
Tax Fees	55,334	43,800
All Other Fees	—	—
Total	$935,239	$1,108,900

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

Tax Fees

Tax fees for 2019 and 2018 are primarily for tax compliance and consultation services.

The audit committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee has pre-approved all non-audit services, subject to a detailed pre-approval policy and procedure established by them.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

On November 16, 2018, the Audit Committee of our Board of Directors replaced PricewaterhouseCoopers Audit (“PwC Audit”) with PricewaterhouseCoopers S.A. (“PwC S.A.”) as our new independent registered public accounting firm.

The information required to be disclosed pursuant to this Item 16F was previously reported on Form 20-F, filed with the SEC on March 29, 2019.

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Global Ship Lease, Inc.’s Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 6-K, filed with the SEC on March 25, 2019).

1.3	Third Amended and Restated Bylaws of Global Ship Lease, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed on March 23, 2020).

1.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

1.5	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 10, 2019).

1.6	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F filed on March 29, 2019).

2.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K (File No. 001-34153) filed on March 25, 2019).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

2.3	Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on November 19, 2019).

2.4	First Supplemental Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed on November 19, 2019).

2.5*	Amendment No. 1 to the First Supplemental Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee, entered into as of April 2, 2020.

2.6*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Form of Registration Rights Agreement between GSL Holdings, Inc., Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. (incorporated by reference to Exhibit A-1 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on July 24, 2008).
113

4.2	First Amendment to Registration Rights Agreement, dated as of February 11, 2013, among Global Ship Lease, Inc. (formerly GSL Holdings, Inc.) and CMA CGM S.A. (incorporated by reference to Exhibit I of the Company’s Report on Form 6-K filed on February 28, 2013).

4.3	Registration Rights Agreement, dated October 1, 2019, by and among Global Ship Lease, Inc., B. Riley Financial, Inc. and BRC Partners Opportunity Fund, LP (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed on October 3, 2019).

4.4	Indenture, dated as of October 31, 2017, among Global Ship Lease, Inc., the guarantors party thereto and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed on November 3, 2017).

4.5	First Supplemental Indenture, dated December 20, 2018, by and among Global Ship Lease, Inc., the guarantors party thereto and Citibank, N.A., London Branch (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed on December 20, 2018).

4.6*	Supplemental Indentures to the Indenture, dated as of October 31, 2017, as amended by the First Supplemental Indenture, dated December 20, 2018, by and among Global Ship Lease, Inc., the guarantors party thereto and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent.

4.7	Form of 2022 Notes (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed on November 3, 2017).

4.8	Facility Agreement, dated October 25, 2017, among Global Ship Lease, Inc., as borrower, the guarantors party thereto, Citibank, N.A., London Branch, as arranger, bookrunner and security agent, and Citibank Europe plc, UK Branch, as facility agent. (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed on November 3, 2017).

4.9	Intercreditor Agreement, dated as of October 31, 2017, among Global Ship Lease, Inc., the guarantors party thereto, Citibank, N.A., London Branch, as Notes trustee, Citibank Europe plc, UK Branch, as term agent, and the other parties from time to time party thereto (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed on November 3, 2017).

4.10	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.11	Form of Guarantee made by CMA CGM S.A. for Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.12	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.13	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-4 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.14	Form of Guarantee made by Global Ship Lease, Inc. for CMA CGM S.A. and CMA Ships (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.15	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.16	Facility Agreement, dated September 19, 2019, by and among the subsidiaries of the Company listed in Part A of Schedule 1 thereto as borrowers, the Company and Poseidon Containers Holdings LLC, Hephaestus Marine LLC, Pericles Marine LLC and Zeus One Marine LLC as guarantors, the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank and ABN AMRO Bank N.A. as bookrunners and arrangers, Crédit Agricole Corporate and Investment Bank, ABN AMRO Bank N.A. and CIT Bank, N.A. as mandated lead arrangers and Crédit Agricole Corporate and Investment Bank, as facility agent and security agent (incorporated by reference to Exhibit 10.36 of the Company’s Registration Statement on Form F-1/A (File No. 333-233198) filed on September 24, 2019).
114

4.17	Junior Facility Agreement, dated September 19, 2019, by and among the companies listed in Part A of Schedule 1 as joint and several borrowers, Poseidon Containers Holdings LLC, Global Ship Lease, Inc., Hephaestus Marine LLC, Pericles Marine LLC and Zeus One Marine LLC as guarantors, the financial institutions listed in Part B of Schedule 1 as lenders, and Wilmington Trust (London) Limited as facility agent and security agent (incorporated by reference to Exhibit 10.37 of the Company’s Registration Statement on Form F-1/A (File No. 333-233198) filed on September 24, 2019).

4.18	Term Loan Facility, dated May 23, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent (incorporated by reference to Exhibit 10.35 of the Company’s Registration Statement on Form F-1 (File No. 333-233198) filed on August 9, 2019).

4.19*	Deed of Accession, Amendment and Restatement, dated December 10, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as original borrowers, Global Ship Lease 33 LLC and Global Ship Lease 34 LLC, as additional borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent, relating to the facility agreement dated May 23, 2019.

4.20*	Junior Term Loan Facility, dated December 31, 2018, by and among Laertis Marine LLC, Telemachus Marine LLC and Penelope Marine LLC, as joint and several borrowers and hedge guarantors, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC and K&T Marine LLC, as guarantors, and Wilmington Trust (London) Limited as facility agent and security agent.

4.21	Term Loan Facility, dated November 9, 2018, by and among Laertis Marine LLC, Telemachus Marine LLC and Penelope Marine LLC as joint and several borrowers and hedge guarantors, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC and K&T Marine LLC, as guarantors, Deutsche Bank AG, as arranger, Deutsche Bank AG Filiale Deutschlandgeschaft, as account bank, and Wilmington Trust, National Association, as facility agent and security agent (incorporated by reference to Exhibit 4.26 of the Company’s Form 20-F filed on March 29, 2019).

4.22*	Facility Agreement, dated September 7, 2018, by and among Global Ship Lease Investments, Inc., as borrower, Global Ship Lease 26 Limited, as original vessel owner, GSL Holdings, Inc., as parent, Global Ship Lease, Inc., as ultimate parent, the financial institutions listed in Schedule 1 Part II, as original lenders, and Hayfin Services LLP as agent and security agent.

4.23*	Term Loan Facility, dated February 26, 2020, by and among Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor and Chailease International Financial Services Pte. Ltd., as lender.

4.24	Form of Global Expense Agreement between CMA Ship Management and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.25	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.26	2019 Omnibus Incentive Plan (incorporated by reference to Exhibit I of the Company’s Report on Form 6-K (File No. 001-34153) filed on March 1, 2019).
115

4.27	Form of Service Agreement of Ian J. Webber (incorporated by reference to Exhibit 10.23 of Amendment No. 3 of the Company’s Registration Statement on Form F-4 (File No. 333-150309) filed on July 3, 2008).

4.28	Amended and Restated Service Agreement of Ian J. Webber, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of the Company’s Form 20-F filed on March 29, 2019).

4.29	Deed of Amendment of Amended and Restated Service Agreement of Ian J. Webber, dated October 16, 2018 (incorporated by reference to Exhibit 4.35 of the Company’s Form 20-F filed on March 29, 2019)

4.30	Amended and Restated Service Agreement of Thomas A. Lister, dated June 1, 2018 (incorporated by reference to Exhibit 4.36 of the Company’s Form 20-F filed on March 29, 2019).

4.31	Deed of Amendment of Amended and Restated Service Agreement of Thomas A. Lister, dated October 16, 2018 (incorporated by reference to Exhibit 4.37 of the Company’s Form 20-F filed on March 29, 2019).

4.32	Non-Compete Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.33	Deed of Commercial Advisory Services and Exclusive Brokerage Services Agreement, dated as of October 29, 2018, by and among Conchart Commercial Inc., Global Ship Lease Services Limited and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.34	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.35	Letter Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Global Ship Lease, Inc., CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.36	Letter Agreement, dated September 23, 2019, by and among the Global Ship Lease, Inc., KIA VIII (Newco Marine) Ltd. and KEP VI (Newco Marine) Ltd. (incorporated by reference to Exhibit 10.38 of the Company’s Registration Statement on Form F-1/A (File No. 333-233198) filed on September 24, 2019)

4.37	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.38	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.39	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 4.44 of the Company’s Form 20-F filed on March 29, 2019)
116

4.40*	Board Observer Agreement and Amendment to Engagement Letter and Underwriting Agreement, dated November 12, 2019, by and among the Company, B. Riley FBR, Inc. and B. Riley Financial, Inc.

4.41*	Employment Agreement, dated August 1, 2019, by and between GSL Enterprises Ltd. and Georgios Giouroukos

4.42*	Employment Agreement, dated August 1, 2019, by and between GSL Enterprises Ltd. and Anastasios Psaropoulos

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Audit

15.2*	Consent of PricewaterhouseCoopers S.A.

15.3*	Consent of Maritime Strategies International Ltd.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

* Filed herewith.

117

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Date: April 2, 2020

118

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

119

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

120

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

121

Global Ship Lease, Inc.

F- 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Significant Transactions with Related Parties

As discussed in Note 2(a) to the consolidated financial statements, the Company has significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue and consequently the Company is highly dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
April 2, 2020

We have served as the Company’s auditor since 2018.

F- 2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of operations, changes in shareholder’s equity and cash flows for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

PricewaterhouseCoopers Audit

/s/ PricewaterhouseCoopers Audit

Marseille, France

March 29, 2018, except for the effects of the stock split discussed in Note 2(a) to the consolidated financial statements, as to which the date is March 29, 2019

We served as the Company’s auditor from 2007 to 2018.

F- 3

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$138,024	$82,059
Restricted cash	3	3,909	2,186
Accounts receivable, net		2,350	1,927
Inventories	8	5,595	5,769
Prepaid expenses and other current assets	7	8,132	6,214
Due from related parties	13	3,860	817
Total current assets		$161,870	$98,972
NON - CURRENT ASSETS
Vessels in operation	4	$1,155,586	$1,112,766
Advances for vessels acquisitions and other additions	4	10,791	—
Other fixed assets		—	5
Intangible assets - charter agreements	6	1,467	5,400
Deferred charges, net	5	16,408	9,569
Other non - current assets	11r	—	948
Restricted cash, net of current portion	3	5,703	5,827
Total non - current assets		1,189,955	1,134,515
TOTAL ASSETS		$1,351,825	$1,233,487
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	9	$9,052	$9,586
Accrued liabilities	10	22,916	15,407
Current portion of long - term debt	11	87,532	64,088
Deferred revenue		9,987	3,118
Due to related parties	13	109	3,317
Total current liabilities		129,596	95,516
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	11	$809,357	$813,130
Intangible liabilities - charter agreements	6	6,470	8,470
Deferred tax liability		—	9
Total non - current liabilities		815,827	821,609
Total liabilities		$945,423	$917,125
Commitments and Contingencies	14	—	—
SHAREHOLDERS’ EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,556,738 shares issued and outstanding (2018 – 9,017,205 shares)	15	$175	$90
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2018 – 925,745 shares)	15	—	9
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 14,428 shares issued and outstanding (2018 – 14,000 shares)	15	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2018 - 250,000 shares)	15	3	3
Additional paid in capital		565,586	512,379
Accumulated deficit		(159,362)	(196,119)
Total shareholders’ equity		406,402	316,362
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,351,825	$1,233,487

See accompanying notes to Consolidated Financial Statements

F- 4

Global Ship Lease, Inc.

Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

		Year ended December 31,
	Note	2019	2018	2017
OPERATING REVENUES
Time charter revenue (include related party revenues of $153,661, $126,207 and $123,944 for each of the years ended December 31, 2019, 2018 and 2017, respectively)	12, 13	$261,102	$157,097	$159,278
OPERATING EXPENSES:
Vessel operating expenses (include related party vessels operating expenses of $9,880, $1,689 and $1,599 for each of the years ended December 31, 2019, 2018 and 2017, respectively)	13	87,786	49,273	42,697
Time charter and voyages expenses - related parties (include related party time charter and voyage expenses of $1,845, $222 and $nil for each of the years ended December 31, 2019, 2018 and 2017, respectively)	13	9,022	1,574	962
Depreciation and amortization	4, 5	43,912	35,455	37,981
Impairment of vessels	4	—	71,834	87,624
General and administrative expenses		8,815	9,221	5,367
Operating Income/ (Loss)		111,567	(10,260)	(15,353)

NON OPERATING INCOME/(EXPENSES)
Interest income		1,791	1,425	489
Interest and other finance expenses		(74,994)	(48,686)	(59,413)
Other income, net		1,477	212	51
Total non operating expenses		(71,726)	(47,049)	(58,873)
Income/ (Loss) before income taxes		39,841	(57,309)	(74,226)
Income taxes		(3)	(55)	(40)
Net Income/ (Loss)		$39,838	$(57,364)	$(74,266)
Earnings allocated to Series B Preferred Shares		(3,081)	(3,062)	(3,062)

Net Income/ (Loss) available to Common Shareholders		$36,757	$(60,426)	$(77,328)
Earnings/ (Loss) per Share
Weighted average number of Class A common shares outstanding
Basic	17	11,859,506	6,514,390	5,996,986
Diluted	17	11,906,906	6,514,390	5,996,986
Net Earnings / (Loss) per Class A common share
Basic	17	1.48	(7.42)	(12.89)
Diluted	17	1.48	(7.42)	(12.89)

Weighted average number of Class B common shares outstanding
Basic and diluted	17	nil	925,745	925,745

Net Earnings / (Loss) per Class B common share
Basic and diluted	17	n/a	nil	nil

See accompanying notes to Consolidated Financial Statements

F- 5

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2019	2018	2017
Cash flows from operating activities:
Net income / (loss)		$39,838	$(57,364)	$(74,266)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		43,912	35,455	37,981
Vessels impairment	4	—	71,834	87,624
Amortization of deferred financing costs		3,108	4,629	7,772
Amortization of original issue discount/premium on repurchase of notes		1,140	1,207	11,570
Amortization of intangible assets/liabilities - charter agreements	6	1,933	(1,305)	(1,807)
Share based compensation	16	1,717	50	272
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets		(1,393)	5,019	(441)
Decrease/(increase) in inventories		174	(2,250)	(188)
Increase/(decrease) in accounts payable and other liabilities		2,284	(9,117)	(3,030)
(Decrease)/increase in related parties’ balances, net		(6,251)	(625)	1,138
Increase in deferred revenue		6,869	214	238
Unrealized foreign exchange loss/(gain)		50	(5)	2
Net cash provided by operating activities		93,381	47,742	66,865
Cash flows from investing activities:
Acquisition of vessels		(72,997)	(11,436)	—
Cash paid for vessel expenditures		(9,528)	(239)	(255)
Net proceeds from sale of vessels		—	14,504	—
Advances for vessel acquisitions and other additions		(9,184)	—	—
Cash paid for other assets		—	—	(8)
Cash paid for drydockings		(7,390)	(2,636)	(4,632)
Cash acquired in Poseidon Transaction, net of capitalized expenses		(826)	24,037	—
Net cash (used in)/ provided by investing activities		(99,925)	24,230	(4,895)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		39,765	—	—
Proceeds from issuance of 2022 Notes		—	—	356,400
Repurchase of 2022 Notes and other senior notes, including premium	11	(17,623)	(20,400)	(374,835)
Proceeds from drawdown of credit facilities	11	327,500	8,125	54,800
Repayment of credit facilities	11	(63,505)	(37,771)	(63,575)
Repayment of refinanced debt		(262,810)	—	—
Deferred financing costs paid		(7,904)	(2,058)	(12,675)
Proceeds from offering of Class A common shares, net of offering costs		50,710	—	—
Proceeds from offering of Series B preferred shares, net of offering costs		1,056	—	—
Series B Preferred Shares - dividends paid	15	(3,081)	(3,062)	(3,062)
Net cash provided by/ (used in) financing activities		$64,108	$(55,166)	$(42,947)
Net increase in cash and cash equivalents and restricted cash		57,564	16,806	19,023
Cash and cash equivalents and restricted cash at beginning of the year		90,072	73,266	54,243
Cash and cash equivalents and restricted cash at end of the year		$147,636	$90,072	$73,266
Supplementary Cash Flow Information:
Cash paid for interest		$70,630	$42,390	$43,152
Cash paid for income taxes		—	84	46
Non-cash investing activities:
Unpaid capitalized expenses		—	(826)	—
Unpaid drydocking expenses		3,676	—	—
Unpaid vessels additions		1,641	—	—
Working capital acquired		—	(11,331)	—
Vessels and other intangibles acquired		—	622,925	—
Debt acquired		—	(509,673)	—
Non-cash financing activities:
Issuance of Class A common shares		—	(23,564)	—
Issuance of Series C Preferred Shares		—	(101,569)	—
Unpaid offering costs		200	—	—

See accompanying notes to Consolidated Financial Statements

F- 6

Global Ship Lease, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common	Number of Series B Preferred	Number of Series C Preferred					Retained
	Shares at par value $0.01	Shares at par value $0.01	Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid - in capital	Earnings/ (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 1, 2017	6,872,696	14,000	—	$69	$—	$—	$387,189	$(58,365)	$328,893

Issuance of Restricted Stock Units (Note 16)	—	—	—	—	—	—	40	—	40
Class A common shares issued (Note 15)	4,266	—	—	—	—	—	—	—	—
Net Loss for the year	—	—	—	—	—	—	—	(74,266)	(74,266)
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2017	6,876,962	14,000	—	$69	$—	$—	$387,229	$(135,693)	$251,605

Issuance of Restricted Stock Units (Note 16)	—	—	—	—	—	—	50	—	50
Class A common shares issued (Note 15)	3,065,988	—	—	30	—	—	23,534	—	23,564
Series C Preferred Shares issued (Note 15)	—	—	250,000	—	—	3	101,566	—	101,569
Net Loss for the year	—	—	—	—	—	—	—	(57,364)	(57,364)
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(196,119)	$316,362

Issuance of Restricted Stock Units (Note 16)	—	—	—	—	—	—	1,717	—	1,717
Class A common shares issued, net of offering costs (Note 15)	7,613,788	—	—	76	—	—	50,634	—	50,710
Net Income for the year	—	—	—	—	—	—	—	39,838	39,838
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,081)	(3,081)
Issuance of Series B Preferred shares, net of offering costs	—	428	—	—	—	—	856	—	856
Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$—	$3	$565,586	$(159,362)	$406,402

See accompanying notes to Consolidated Financial Statements

F- 7

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	Description of Business

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity, changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.

The Company’s business is to own and charter out containerships to leading liner companies. As of December 31, 2019, the Company owned 43 vessels with average age weighted by TEU capacity of 12.5 years. It had contracted to purchase two further ships, which were delivered in January and February 2020 (see note 18).

The following table provides information about the 43 vessels owned as at December 31, 2019.

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 3 Limited	GSL	Cyprus	GSL Matisse	2,262	1999	—
Global Ship Lease 4 Limited	GSL	Cyprus	Utrillo	2,262	1999	1Q20
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	1Q20
Global Ship Lease 6 Limited	GSL	Cyprus	GSL Julie	2,207	2002	1Q20
Global Ship Lease 7 Limited	GSL	Cyprus	Kumasi	2,207	2002	4Q20
Global Ship Lease 8 Limited	GSL	Cyprus	Marie Delmas	2,207	2002	4Q20
Global Ship Lease 9 Limited	GSL	Cyprus	GSL La Tour	2,272	2001	4Q20
Global Ship Lease 10 Limited	GSL	Cyprus	Manet	2,272	2001	2Q20
Global Ship Lease 12 Limited	GSL	Cyprus	CMA CGM Château d’If	5,089	2007	4Q20
Global Ship Lease 13 Limited	GSL	Cyprus	CMA CGM Thalassa	11,040	2008	4Q25
Global Ship Lease 14 Limited	GSL	Cyprus	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 15 Limited	GSL	Cyprus	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 16 Limited	GSL	Cyprus	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 20 Limited	GSL	Hong Kong	MSC Tianjin	8,603	2005	2Q24(3)
Global Ship Lease 21 Limited	GSL	Hong Kong	MSC Qingdao	8,603	2004	2Q24(3)
Global Ship Lease 22 Limited	GSL	Hong Kong	GSL Ningbo	8,603	2004	3Q20
Global Ship Lease 23 Limited	GSL	Hong Kong	CMA CGM Berlioz	6,621	2001	2Q21
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	2Q20
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,847	2004	3Q24
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22(4)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Grania	7,847	2004	3Q22(4)
Global Ship Lease 33 Limited	—	Liberia	GSL Vinia	6,080	2004	2Q24
Global Ship Lease 34 Limited	—	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	4Q20

F- 8

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

1.	Description of Business (continued)

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	1Q20
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	1Q20
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q20
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	3Q20
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q20
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q20(5)
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	2Q22(6)
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q21
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	1Q21
Philippos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q20
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	2Q20

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty - foot Equivalent Units;
(3) Five-year charters which commenced 2Q2019;
(4) Additional 12 - 24 month extension at charterer’s option;
(5) Rate increases to $10,000 per day from June 3, 2020;
(6) Additional 12 - month extension at charterer’s option, callable in 2Q2022 at an increased rate of $20,000 per day.

F- 9

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

On March 25, 2019, the Company’s common shares began trading on a reverse-split-adjusted basis, following approval received from the Company’s shareholders at a Special Meeting held on March 20, 2019 and subsequently approval from the Company’s Board of Directors to reverse split the Company’s common shares at a ratio of one-for-eight. The Class A common shares and Class B common shares per share amounts disclosed in the consolidated financial statements and notes give effect to the reverse stock split retroactively, for all years presented.

Adoption of new accounting standards

On January 1, 2019, the Company adopted the requirements of ASU 2016-02 “Leases”  (“ASC 842” or “the new lease standard”), applying the alternative transition method, which is consistent with the approach the Company elected under the new revenue standard adopted as of January 1, 2018. The Company has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel, in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. All of the Company’s time charter agreements provide for fixed consideration. The revenue earned under time charter contracts is not negotiated in separate components. The Company assessed that the lease component included in its time charter contracts, if accounted separately, would be classified as an operating lease. In addition, the timing and pattern of transfer of the non-lease component and the associated lease component in a time charter are the same. All of the Company’s revenues for years ended December 31, 2019 and 2018 derive from time charter agreements that are classified as operating leases.

The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts which is the lease component.

As a result of this adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2019. The comparative information has not been revised and continues to be reported under the accounting standards in effect for those periods (ASC 840), including disclosure requirements.

Counterparty risk

A significant portion of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters, which operate in an industry that is subject to volatility.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, these events may give rise to uncertainty about the Company’s ability to continue as a going concern.

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

F- 10

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

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $ nil as of December 31, 2019 (2018: $ nil).

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

F- 11

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(i)	Vessels in operation (continued)

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2019 and 2018.

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

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2018, management estimated the residual values of its vessels based on scrap rate of $250 per LWT. Effective January 1, 2019, following management’s consideration of current market trends for scrap rates and historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $400. This change in accounting estimates did not materially affect the statements of operations and the earnings/ (losses) per share of the Company for the year ended December 31, 2019.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the Consolidated Statements of Operations.

Acquisition of the Poseidon Fleet

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

Assets and Liabilities Acquired	Amount
Vessels fair value as of November 15, 2018	$761,248
Negative goodwill allocated pro-rata to the vessels acquired	(143,726)
Vessels fair value recognized as of November 15, 2018 (see note 3)	617,522
Cash and cash equivalents	35,044
Fair value of time charter contracts attached, net of pro-rata allocation of negative goodwill	5,404
Debt assumed	(509,673)
Working capital (excluding cash and cash equivalents)	(11,331)
Total	$136,966

Fair Value of Consideration Given	Amount
Share price as of November 15, 2018 (as adjusted for reverse stock split)	$7.84
Fair value of stock-based consideration	125,133
Capitalized transaction expenses	11,833
Total consideration	$136,966

F- 12

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(j)	Deferred charges, net

Drydocking costs are reported in the Consolidated Balance Sheets within “Deferred charges, net”, and include planned major maintenance and overhaul activities for ongoing certification. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled drydocking, which is generally five years. Any remaining unamortized balance from the previous drydocking is written-off.

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

(l)	Impairment of Long-lived assets

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

Whilst charter rates in the spot market and asset values saw overall improvements through 2019, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2019 might not be recoverable.

F- 13

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(l)	Impairment of Long-lived assets (continued)

As a result, step one of the impairment assessment of each of the vessel groups was performed, by comparing the undiscounted projected net operating cash flows for each vessel group to the carrying value of the vessel group. No impairment was identified for the year ended December 31, 2019.

As of December 31, 2018, it was determined that step two of the impairment analysis was required for three vessels groups, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, an impairment loss of $71,834 was recorded for three vessels, shown as “Impairment of vessels” in the Consolidated Statements of Operations, being the aggregate difference between the fair value of the vessel group (which included the charter attached) and the vessel group’s carrying value.

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

The assessment performed for 2017 resulted in impairment charges of $87,624.

(m)	Deferred financing costs

Costs incurred in connection with obtaining long-term debt and in obtaining amendments to existing facilities are recorded as deferred financing costs and are amortized to interest expense using the effective interest method over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Debt issuance costs, other than any up-front arrangement fee for revolving credit facilities, related to a recognized debt liability are presented as a direct deduction from the carrying amount of that debt. Arrangement fees for revolving credit facilities are shown within “Other non-current assets”.

(n)	Preferred shares

The Series B Preferred Shares have been included within Equity in the Consolidated Balance Sheets since their initial issue in August 2014, and the dividends are presented as a reduction of Retained Earnings or addition to Accumulated Deficit in the Consolidated Statements of Shareholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of these redeemable perpetual preferred shares, which may only be redeemed at the discretion of the Company, are entitled to receive a dividend equal to 8.75% on the original issue price, should such dividend be declared, and rank senior to the common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

The Series C Preferred Shares have been included within Equity in the Consolidated Balance Sheets, from their issue on November 15, 2018. The Class C Preferred Shares are convertible in certain circumstances to Class A common shares and they are entitled to a dividend only should such a dividend be declared on the Class A common shares.

F- 14

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(o)	Other comprehensive income/ (loss)

Other comprehensive income/ (loss), which is reported in the Consolidated Statements of Shareholders’ Equity, consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income (loss). Under ASU 2011-05, an entity reporting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. As the Company does not, to date, have other comprehensive income, the accompanying Consolidated Financial Statements only include Consolidated Statements of Operations.

(p)	Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the Consolidated Balance Sheets.

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

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

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

The Company has awarded incentive stock units to its management and Directors as part of their compensation.

Using the graded vesting method of expensing the incentive stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the Consolidated Statements of Operations over the vesting period. The fair value of the incentive stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

F- 15

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

The Cyprus and Hong Kong subsidiaries are also liable for income tax on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax is 19% (2018: 19%, 2017: 19%).

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

(v)	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives its revenue from CMA CGM and other liner companies which are exposed to the cyclicality of the container shipping industry.

(ii)	There is a concentration of credit risk with respect to cash and cash equivalents at December 31, 2019, to the extent that substantially all of the amounts are deposited with five banks (2018; eight banks). However, the Company believes this risk is remote as the banks are high credit quality financial institutions.
F- 16

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

(x)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

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

As at December 31, 2018, the Company’s three vessel groups that were held and used with a total aggregate carrying amount of $165,334 were written down to their fair value of $93,500 resulting in a non-cash impairment charge of $71,834 which was allocated to the respective vessels’ carrying values (see note 4) and was included in Consolidated Statements of Operations for the year ended December 31, 2018. The estimated fair value, measured on a non-recurring basis, of the Company’s relevant three vessel groups that are held and used is calculated with the assistance of valuation obtained by third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level II in the fair value hierarchy.

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

F- 17

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

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Operations.

(y)	Recently issued accounting standards

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

F- 18

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Restricted Cash

Restricted cash as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Retention accounts	$3,024	$2,186
Restricted bank deposits	885	—
Total Current Restricted Cash	$3,909	$2,186

Cash Collateral	$5,190	$5,190
Guarantee deposits	10	—
Restricted bank deposits	503	637
Total Non - Current Restricted Cash	5,703	5,827
Total Current and Non - Current Restricted Cash	$9,612	$8,013

4.	Vessels in Operation

Vessels in Operation as of December 31, 2019 and 2018 consisted of the following:

	Vessel Gross Cost, as adjusted for	Accumulated	Net Book
	impairment charges	Depreciation	Value
As of January 1, 2018	$734,534	$(148,014)	$586,520

Additions	11,675	—	11,675
Acquisitions through the Poseidon Transaction	617,522	—	617,522
Depreciation	—	(31,117)	(31,117)
Impairment loss	(139,354)	67,520	(71,834)

As of December 31, 2018	$1,224,377	$(111,611)	$1,112,766

Additions	82,559	—	82,559
Depreciation	—	(39,739)	(39,739)
As of December 31, 2019	$1,306,936	$(151,350)	$1,155,586

On December 12, 2019, the Company took delivery of two 2004-built, 6,080 TEU containerships, GSL Vinia and GSL Christel Elisabeth, for a contract price of $12,250 each.

On October 9, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Kalliopi, for a contract price of $15,000.

On September 9, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Grania, for a contract price of $15,000.

On May 28, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Eleni, for a contract price of $18,500.

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.

F- 19

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation (continued)

On June 18, 2018, the Company took delivery of a 2005-built, 2,824 TEU containership, now named GSL Valerie, for a contract price of $11,275.

Impairment

Whilst charter rates in the spot market and asset values saw overall improvements through 2019, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2019 might not be recoverable. Consequently, the Company performed an impairment analysis (step one) to estimate the future undiscounted cash flows for each of their vessel groups. The assessment concluded that no impairment of vessels existed as of December 31, 2019, as the undiscounted projected net operating cash flows exceeded the carrying values. Step two of the impairment analysis was not required.

As of December 31, 2018, an impairment test was performed for the 19 vessels in the GSL Fleet, which resulted in an impairment charge on three vessels, totaling to $71,834, being recognized during the year ended December 31, 2018.

Collateral

As of December 31, 2019, 18 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”), one vessel of the GSL Fleet was pledged as collateral under the Hayfin Credit Facility and the vessels acquired during 2019 were pledged under the Hellenic Bank Credit Facility (see note 11). Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over 16 of the Poseidon vessels. Three vessels were unencumbered.

Advances for vessel acquisitions and other additions

On November 5, 2019, the Company via its subsidiaries, Global Ship Lease 35 and 36 agreed to purchase two 2002-built, 6,422 TEU containerships for a contract price of $13,000 each. In connection with these acquisitions, the Company paid advances of $1,300 each. Both vessels were delivered subsequent to the year end (see note 18).

The Company has made advances for the installation of scrubbers and ballast water treatments totaling $8,191 and $nil as of December 31, 2019 and 2018, respectively.  It is expected that the installations will be completed during 2020.

5.	Deferred charges, net

Deferred charges, net as of December 31, 2019 and 2018 consisted of the following:

Dry - docking Costs
As of January 1, 2018	$11,259
Additions	2,635
Amortization	(4,200)
Write - off	(125)
As of December 31, 2018	$9,569
Additions	11,066
Amortization	(4,169)
Write - off	(58)
As of December 31, 2019	$16,408

The Company follows the deferral method of accounting for dry-docking costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking, which is generally five years. Any remaining unamortized balance from the previous dry-docking are written-off.

F- 20

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Intangible Assets/Liabilities – Charter Agreements

Intangible Liabilities – Charter Agreements as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Opening balance	$8,470	$10,482
Amortization in period	(2,000)	(2,012)
Closing balance	$6,470	$8,470

Intangible liabilities relate to management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible liabilities, which are related to five vessels as at December 31, 2019, are being amortized over the remaining term of the relevant charter, giving rise to an increase in time charter revenue.

Intangible Assets – Charter Agreements as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Opening balance	$5,400	$700
Additions through the Poseidon Transaction	—	5,404
Amortization in the year	(3,933)	(704)
Closing balance	$1,467	$5,400

Intangible assets relate to management’s estimate of the fair value of two above-market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible assets are amortized over the remaining term of the relevant charters, giving rise to a reduction in time charter revenue.

In addition, following the completion of the Poseidon Transaction (see note 1) on November 15, 2018, intangible assets were recognized. These assets were derived from the management’s estimate of the fair value of above-market charters. These intangible assets, which are related to two vessels, are being amortized over the remaining term of the relevant charter, giving rise to a reduction in time charter revenue. The unamortized balance of the intangible assets recognized following the Poseidon Transaction as of December 31, 2019, are expected to be fully amortized during the second quarter of 2020.

F- 21

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets as of December 31, 2019 and December 31, 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Insurance and other claims	$1,709	$1,761
Advances to suppliers and other assets	4,964	2,128
Prepaid vessel expenditure	—	840
Prepaid insurances	998	787
Other	461	698
Total	$8,132	$6,214

8.	Inventories

Inventories as of December 31, 2019 and December 31, 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Bunkers	$251	$443
Lubricants	4,331	4,958
Stores	777	192
Victualling	236	176
Total	$5,595	$5,769

9.	Accounts Payable

Accounts payable as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Suppliers, repairers	$7,327	$8,561
Insurers, agents and brokers	163	358
Payables to charterers	762	368
Other creditors	800	299
Total	$9,052	$9,586

10.	Accrued Liabilities

Accrued liabilities as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Accrued expenses	$16,047	$7,154
Accrued interest	6,869	8,253
Total	$22,916	$15,407

F- 22

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt

Long-term debt as of December 31, 2019 and 2018 consisted of the following:

Facilities	December 31, 2019	December 31, 2018
2022 Notes	$340,000	$360,000
Less repurchases	(17,277)	(20,000)
2022 Notes (a)	$322,723	$340,000
2024 Notes (b)	39,765	—
DVB Credit Facility (c)	45,445	51,063
Syndicated Senior Secured Credit Facility (d)	224,800	—
Blue Ocean Junior Credit Facility (e, k)	38,500	38,500
Credit Agricole Credit Facility (f)	—	53,069
Blue Ocean Credit Facility (g)	—	23,830
ABN-AMRO Credit Facility (h)	—	62,189
ATB Credit Facility (i)	—	17,100
Credit Agricole Credit Facility (j)	—	80,000
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (l)	164,710	180,500
Citi Credit Facility (m)	12,077	34,800
Hayfin Credit Facility (n)	7,129	8,125
Hellenic Bank Credit Facility (o)	57,700	—
Total	$912,849	$889,176
Less: Current portion of 2022 Notes (a)	(27,923)	(20,000)
Less: Current portion of long-term debt	(59,609)	(44,088)
Less: Original issue discount of 2022 Notes (a)	(1,859)	(2,659)
Less: Original issue discount of 2024 Notes (b)	(6)	—
Less: Deferred financing costs (s)	(14,095)	(9,299)
Non-current portion of Long-Term Debt	$809,357	$813,130

F- 23

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

a)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at September 30, 2019 and December 31, 2018 the 2022 Notes were secured by first priority vessel mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year. The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes.

The Company is required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility - see note 11(m) below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make. In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. In December 2019, the tender offer of $20,000 was partially accepted by the noteholders and the Company repurchased $17,277 principal amount of the 2022 Notes at a purchase price of 102%. The balance of the offer of $2,723 was applied to repay the Citi Credit Facility at par - see note 11(m) below. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, reduced by the amount of the Citi Credit Facility repaid during 2020. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.

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

As of December 31, 2019, the outstanding balance was $320,864, net of the outstanding balance of the original issue discount.

b)	8.00% Senior Unsecured Notes due 2024

On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.

The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102%, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100%.

On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes.

As of December 31, 2019, the outstanding aggregate principal amount of the 2024 notes was $39,765 including an amount of $8,140 that comprise of newly issued 2024 notes under the At Market Issuance Sales Agreement. The outstanding balance, net of the outstanding balance of the original issue discount, was $39,759.

F- 24

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

c)	$52.6 Million DVB Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.

The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B each amounting to $5,500 are scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,429 payable in December 31, 2020.

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

As of December 31, 2019, the outstanding balance on this facility was $45,446.

d)	$268.0 Million Syndicated Senior Secured Credit Facility

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches.

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

The existing indebtedness that was refinanced comprised of the following credit facilities:

•	$55,700 Credit Agricole Credit Facility with an outstanding balance of $50,961 as of September 19, 2019 (see note 11f).
•	$24,500 Blue Ocean Credit Facility with an outstanding balance of $23,652 as of September 19, 2019 (see note 11g).
•	$65,300 ABN AMRO Credit Facility with an outstanding balance of $61,595 as of September 19, 2019 (see note 11h).
•	$17,100 Amsterdam Trade Bank (“ATB”) Credit Facility with an outstanding balance of $12,600 as of September 19, 2019 (see note 11i).
•	$80,000 Credit Agricole Credit Facility with an outstanding balance of $75,500 as of September 19, 2019 (see note 11j).

As of December 31, 2019, the outstanding balance of Tranche A amounted to $224,800.

Tranche B amounts to $38,000 and is committed for eight months after the signing of the loan agreement. Upon draw down, Tranche B is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. Tranche B has not been drawn down.

The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.

F- 25

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

e)	$38.5 Million Blue Ocean Junior Credit Facility

On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 11k).

The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.

This facility bears interest at 10.00% per annum.

As of December 31, 2019, the outstanding balance on this facility amounted to $38,500.

f)	$55.7 Million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement was dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.

The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A amounting to $19,400 was scheduled to be repaid in four consecutive quarterly instalments of $350 starting from March 31, 2020 and a balloon payment of $18,000 payable in December 31, 2020. Tranche B amounting to $10,500 was scheduled to be repaid in four consecutive quarterly instalments of $200 starting from March 31, 2020 and a balloon payment of $9,700 payable in December 31, 2020. Tranche C amounting to $25,750 was scheduled to be repaid in four consecutive quarterly instalments of $850 starting from March 31, 2020 and a balloon payment of $22,350 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants would apply starting from January 1, 2020.

This facility carried interest at LIBOR plus a margin of 2.75% per annum.

As of September 23, 2019, the outstanding balance on this facility amounted to $50,961 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 11d).

g)	$24.5 Million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement was dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.

The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility was scheduled to be repaid in four consecutive quarterly instalments of $650 starting from March 31, 2020 and a balloon payment of $21,900 payable in December 31, 2020.

This facility bears interest on $18,830 of principal at LIBOR plus a margin of 4.00% per annum.

As of September 24, 2019, the outstanding balance on this facility amounted to $23,652 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 11d).

F- 26

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

h)	$65.3 Million ABN AMRO Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement was dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.

The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility was scheduled to be repaid in four consecutive instalments in the amount of $1,125 starting from March 31, 2020 plus a balloon instalment of $60,800 at the maturity date, December 31, 2020.

This facility bears interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.

As of September 24, 2019, the outstanding balance on this facility amounted to $61,595 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 11d).

i)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. The agreement was dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.

The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche was scheduled to be repaid in four consecutive quarterly instalments of $110 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5,260 on December 31, 2020.

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

As of September 27, 2019, the outstanding balance on this facility amounted to $12,600 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 11d).

j)	$80.0 Million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, Alexis, (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement was dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.

The Facility was repayable in 10 equal quarterly instalments of $1,500 each with a final balloon of $65,000 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.

As of September 24, 2019, the outstanding balance on this facility amounted to $75,500 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 11d).

F- 27

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

k)	$38.5 Million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas) on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement was dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.

The Facility is scheduled to be repaid in one instalment at maturity date and bears interest at 10.00% fixed payable quarterly in arrears.

As of September 19, 2019, the outstanding balance on this facility amounted to $38,500 was refinanced by the Blue Ocean Junior Credit Facility (see note 11e).

l)	$180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.

On December 31, 2018, the Company entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG, (“HCOB”) Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.

Senior Facility

The Senior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B relates to Anthea Y and is repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C relates to Maira XL and is repayable in 14 instalments of $858 and a final instalment of $35,288.

The Senior Facility bears interest at LIBOR plus 3.00% payable quarterly in arrears.

As of December 31, 2019, the outstanding balance on the Senior Facility was $129,487.

Junior Facility

The Junior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 14 instalments of $233 and a final instalment of $9,604.

The Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.

As of December 31, 2019, the outstanding balance on the Junior Facility was $35,223.

F- 28

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

m)	$54.8 Million Citi Credit Facility

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.

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

As of December 31, 2019, the outstanding balance on this facility was $12,077.

n)	$65.0 Million Hayfin Credit Facility

On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provided for a secured term loan facility of up to $65,000. The Hayfin Credit Facility was to be borrowed in tranches and was to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated.

Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.

As of December 31, 2019, the outstanding balance of this facility was $7,129.

F- 29

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

o)	$59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi (see note 4).

An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.

A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.

The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.

On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33, 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

As of December 31, 2019, the outstanding balance of this facility was $57,700.

p)	$14.35 Million DVB Argos Credit Facility

On November 14, 2018, the vessel owning company of Argos entered into a deed of amendment and restatement of a loan agreement on a $14,300 facility with DVB Bank. This facility was fully repaid on December 19, 2018 following the sale of Argos.

q)	Repayment Schedule

Maturities of long-term debt for the years subsequent to December 31, 2019 are as follows:

Payment due by year ended	Amount
December 31, 2020	$87,532
December 31, 2021	82,848
December 31, 2022	438,408
December 31, 2023	33,975
December 31, 2024 and thereafter	270,086
$912,849

F- 30

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

r)	Deferred Financing Costs

	December 31, 2019	December 31, 2018
Opening balance	$9,299	$12,818
Expenditure in the period	7,904	307
Amortization included within interest expense	(3,108)	(3,826)
Closing balance	$14,095	$9,299

In 2019, total costs amounting $4,726 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 11d) and the Blue Ocean Junior Credit Facility (see note 11e) utilized for the refinance of certain then-existed credit facilities. Further, total costs amounting $2,426 were incurred in connection with the issuance of 2024 Notes (see note 11b). Additionally, total costs amounting to $752 were incurred in connection with the Hellenic Bank Credit Facility (see note 11o). These costs are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.

In 2018, costs amounting to $307 were incurred in connection with the Hayfin Credit Facility (see note 11n). for the acquisition of GSL Valerie. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.

In addition, the Company incurred costs during 2018 amounting to $2,055 in relation to the agreement and initial drawdown of the Hayfin Credit Facility. The arrangement fees for the Term Loan Facility were presented as Other Non Current Assets and amortized on a straight line basis over the Availability Period. Debt issuance costs for each tranche drawn down, were presented as a direct deduction from the carrying amount of that debt and amortized on a straight line basis over the life of the term loan remaining. The unamortised balance as of December 31, 2018 amounting to $948 was written off during the second quarter of 2019 when the availability period was terminated.

s)	Debt covenants-securities

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

As of December 31, 2019 and December 31, 2018, the Company was in compliance with its debt covenants.

F- 31

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Time charter revenue

Operating revenue from significant customers (constituting more than 10% of total time charter revenue) was as follows:

	Year Ended December 31,
Charterer	2019	2018	2017
CMA CGM	57.18%	80.41%	77.82%
COSCO	10.88%	—	—
OOCL	—	Under 10%	22.18%

13.	Related Party Transactions

CMA CGM is presented as a related party due to the fact that as of December 31, 2019, it was a significant shareholder of the Company, owning Class A common shares representing 11.20% and as of December 31, 2018, owning Class A and Class B common shares representing 15.55% and 44.4%, respectively of voting rights in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the Consolidated Balance Sheets.

Time Charter Agreements

A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. As of December 31, 2019, no charter hires were outstanding from the charterer. Revenues generated from charters to CMA CGM are presented in the Consolidated Statements of Operations. The outstanding receivables due from CMA CGM are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $2,968 and $817 as of December 31, 2019 and December 31, 2018, respectively.

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of December 31, 2019, the management of the Company’s fleet was performed solely by Technomar.

As of December 31, 2018, the Company outsourced day-to-day technical management of seven of its vessels in the GSL Fleet to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company paid CMA Ships an annual management fee of $123 per vessel (2018: $123, 2017: $nil) and reimbursed costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement.

The management fees charged to the Company by Technomar and CMA Ships for the year ended December 31, 2019 amounted to $9,159 and $720, respectively (year ended December 31, 2018: Technomar-$722 and CMA Ships-$967 and year ended December 31, 2017: Technomar-$nil and CMA Ships-$1,599) and are shown in vessel operating expenses-related parties in the Consolidated Statements of Operations. As of December 31, 2019, no outstanding fees are presented due to Technomar and CMA Ships (December 31, 2018: Technomar: $1,362 and CMA Ships: $1,829). Additionally, as of December 31, 2019, outstanding receivables due from Technomar and CMA Ships totaling to $855 and $37 respectively are presented under “Due from related parties”.

F- 32

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions (continued)

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to seven vessels up to December 31, 2019; for all new acquired vessels during 2019, the agreements were effective since the commencement of their operations.

The fees charged to the Company by Conchart for the year ended December 31, 2019 amounted to $1,845 (2018: $222 and 2017: $nil) and are disclosed within time charter and voyage costs-related parties in the Consolidated Statements of Operations.

Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under “Due to related parties” totaling to $109 and $113 as of December 31, 2019 and 2018, respectively.

14.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 43 vessels as at December 31, 2019 is as follows:

Amount
December 31, 2020	$236,876
December 31, 2021	172,068
December 31, 2022	142,411
December 31, 2023	106,747
Thereafter	51,698
Total minimum lease revenue, net of address commissions	$709,800
F- 33

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

15.	Share Capital

Common shares

As of December 31, 2019, the Company had one class of common shares.

On October 1, 2019, the Company closed a public offering of 7,613,788 Class A common shares, at an offering price of $7.25 per share, for gross proceeds of $55,200. This included the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, amounted to $50,710 and are to be used for general corporate purposes, including the acquisition of containerships or the prepayment of debt.

On March 25, 2019, the Company effected a one-for-eight reverse stock split of the Company’s issued Class A common shares (see note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors, following approval of shareholders at a Special Meeting on March 20, 2019. The reverse stock split did not change the authorized number of shares or par value of the Company’s common shares. As part of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common shares on a one-for-one basis on January 2, 2019 and were also retrospectively adjusted for the one-for-eight reverse stock split.

On completion of the Poseidon Transaction on November 15, 2018, the Company issued 3,005,603 Class A common shares and 250,000 new Series C Preferred Shares of par value $0.01. Each Series C Preferred Share carries 38.75 votes and are convertible in certain circumstances to a total of 12,955,187 Class A common shares. They are entitled to a dividend only should such a dividend be declared on the Class A common shares. As a part of the completion of the Poseidon Transaction, all outstanding restricted stock units vested on November 15, 2018 and as a result a total of 60,425 Class A common shares were also issued.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 16).

Preferred shares

On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). In 2019, the Company issued 428 Series B Preferred Shares for net proceeds of $856.

On August 20, 2014, the Company issued 1,400,000 Series B Preferred Shares. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

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

F- 34

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Share-Based Compensation

In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the Company’s 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,359,375 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche is to vest conditioned only on continued service over the three year period which commenced January 1, 2019. Tranches two, three and four will vest when the Company’s stock price exceeds $8.00, $11.00 and $14.00, respectively, over a 60 day period. The $8.00 threshold was achieved in January 2020.

On February 4, 2019, the 2019 Plan was adopted, and the 2015 Plan and its predecessor plan from 2008 were terminated.

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

No restricted stock units were granted during 2017.

Share based awards, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Management	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2017	62,500	$19.36	n/a
Granted in 2017	—	—	n/a
Unvested as at December 31, 2017	62,500	$19.36	n/a
Granted on January 8, 2018	25,000	9.28	n/a
Granted on March 1, 2018	25,000	9.04	n/a
Vested on November 15, 2018	(112,500)	n/a	7.92
Unvested as at December 31, 2018	—	$—	—
Granted on January 1, 2019	1,359,375	3.79	n/a
Unvested as at December 31, 2019	1,359,375	$3.79	n/a
F- 35

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Share-Based Compensation (continued)

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the Consolidated Statements of Operations over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

On November 15, 2018, as a result of the completion of the Poseidon Transaction, all 112,500 unvested restricted stock units vested and as a result, 60,425 Class A common shares were issued, with the balance being retained by the Company to fund individual’s personal tax liabilities under UK tax legislation, based on a fair value per share of $7.92.

During the year ended December 31, 2018, 4,266 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined based on a notional value per share of $32.00 rather than market values.

During the year ended December 31, 2019, the Company recognized a total of $1,717 (2018: $50 and 2017: $272), in respect of stock based compensation.

17.	Earnings/(Loss) per Share

Under the two-class method, net income/(loss), if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.

Earnings/ (losses) are only allocated to participating securities in a period of net income/ (loss) if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. No such obligation exists for Class B common shareholders as at December 31, 2019, as they have converted to Class A common shares on a one-for-one basis on January 2, 2019 (see note 15). As a result, earnings would only be allocated to the Class A common shareholders and Series C preferred shareholders.

At December 31, 2019, there were 1,359,375 shares of restricted stock units granted and unvested as part of management’s equity incentive plan. At December 31, 2018, there were no unvested awards under any of the Company’s incentive plans. As at December 31, 2017, there were 62,500 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2018, only Class A and B common shares and Series C preferred shares were participating securities.

F- 36

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17.	Earnings/(Loss) per Share (continued)

Numerator:	December 31, 2019	December 31, 2018	December 31, 2017
Net income/(loss) attributable to common shareholders	$36,757	$(60,426)	$(77,328)
Undistributed (income)/ loss attributable to Series C participating preferred shares	(19,190)	12,110	—
Net income/(loss) available to common shareholders, basic and diluted	17,567	(48,316)	(77,328)

Net income/(loss) available to:
Class A, basic and diluted	17,567	(48,316)	(77,328)
Class B, basic and diluted	—	—	—

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	$11,859,506	$6,514,390	$5,946,986
Weighted average number of RSUs without service conditions	—	—	50,000
Dilutive effect of share-based awards	—	—	5,996,986
Common share and common share equivalents, basic	11,859,506	6,514,390	5,996,986
Plus weighted average number of RSUs with service conditions	47,400	—	—
Common share and common share equivalents, dilutive	11,906,906	6,514,390	5,996,986

Class B Common shares
Basic weighted average number of common shares outstanding	—	925,745	925,745
Common shares, basic and diluted	$—	$925,745	$925,745

Basic earnings/(losses) per share:
Class A	1.48	(7.42)	(12.89)
Class B	—	—	—

Diluted earnings/ (losses) per share:
Class A	1.48	(7.42)	(12.89)
Class B	—	—	—

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	19,190	(12,110)	—
Basic weighted average number of Series C Preferred shares outstanding, as converted	$12,955,187	$1,632,709	$—
Plus weighted average number of RSUs with service conditions	51,780	—	—
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	13,006,967	1,632,709	—
Basic earnings / (loss) per share	1.48	(7.42)	—
Diluted earnings / (loss) per share	1.48	(7.42)	—

F- 37

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

18.	Subsequent events

On January 29, 2020, the Company took delivery of a 2002-built, 6,422 TEU containership for a purchase price of $13,000 (see note 4).

On February 21, 2020, the Company took delivery of a further 2002-built, 6,422 TEU containership, for a purchase price of $13,000 (see note 4).

Subsequent to the year end, DVB’s outstanding credit facility that matured on December 31, 2020, was fully refinanced through the utilization of Tranche B of the $268,000 Syndicated Senior Secured Credit Facility (see note 11d) and an additional facility of $9,000 that the Company entered on February 26,2020, with an international bank and secured by Maira, Nikolas and Newyorker.

On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest.

After the year end and up to March 31, 2020, the Company in connection with the At Market Issuance Sales Agreements (see notes 11b and 15) has received net proceeds of $4,013 from the issuance of Series B Preferred Shares and an $18,844 from the offer and sale of new issued issuance of 2024 Notes.

On March 5, 2020, a dividend of $0.546875 per Series B Preferred Share was announced for the first quarter 2020.

In March 2020, pending disposal, the Company agreed to a short-term charter to commence April 4, 2020, for GSL Matisse, at a confidential rate.

COVID-19 Outbreak: The outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that, as of the date of this report, has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and uncertainty in the global financial markets. When these measures and the resulting economic impact will end and what the long-term impact of such measures is on the global economy cannot be known at this time. A significant reduction in manufacturing and other economic activities has and will continue to have a material and adverse impact on the global production and supply of the goods that our customers transport on our vessels. The scale and duration, as well as the impact, of these factors, while currently uncertain, could have a material and adverse impact on our earnings, cash flows and financial condition for 2020. Accordingly, an estimate of the impact cannot be made at this time.

F- 38