Form 20-F
period 2020-12-31
Global Ship Lease, Inc.
filed 2021-03-19
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

17,741,008 Class A common shares, par value of $0.01 per share

22,822 Series B Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.S. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued		Other ☐
	by the International Accounting Standards Board	☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange

Act).     Yes   ☐     No  ☒

GLOBAL SHIP LEASE, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Annual Report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of strategic acquisitions, and the likelihood of success in acquiring additional vessels to expand our business.

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

PART I

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “CMA CGM” refers to CMA CGM S.A., currently a principal charterer and shareholder, “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018, Technomar Shipping Inc (“Technomar”) refers to our ship technical manager and ConChart Commercial Inc (“Conchart”, and together with Technomar, our “Managers”) refers to our commercial ship managers. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels or ships. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

On November 15, 2018, we completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 ships that were owned by us prior to the consummation of the Poseidon Transaction and references to the “Poseidon Fleet” are to the 19 vessels that were acquired by us upon consummation of the Poseidon Transaction, one of which has subsequently been sold.

All share and per share amounts disclosed in this Annual Report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial and other data as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, which is derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of operations and statements of cash flows for the years ended December 31, 2020, 2019 and 2018 and our audited consolidated balance sheets as of December 31, 2020 and 2019, together with the notes thereto, are included in this Annual Report. Our audited consolidated statements of income and cash flows for the years ended December 31, 2017 and 2016 and our audited consolidated balance sheets as of December 31, 2018, 2017, and 2016, and the notes thereto, are not included herein.

You should read the information set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and notes thereto.

	2020	2019	2018 (1)	2017	2016
	(Expressed in millions of U.S. dollars, except for per share data)
Statement of Operations
Operating revenues:
Time charter revenue	$282.8	$261.1	$157.1	$159.3	$166.8
Operating expenses:
Vessel operating expenses	(102.8)	(87.8)	(49.3)	(42.7)	(45.4)
Time charter and voyage expenses	(11.2)	(9.0)	(1.6)	(1.0)	(0.7)
Depreciation and amortization	(47.0)	(43.9)	(35.5)	(38.0)	(42.8)
General and administrative expenses	(8.4)	(8.8)	(9.2)	(5.4)	(6.2)
Impairment of vessels	(8.5)	—	(71.8)	(87.6)	(92.4)
Loss on sale of vessels	(0.2)	—	—	—	—

Total operating expenses	(178.1)	(149.5)	(167.4)	(174.7)	(187.5)

Operating Income / (Loss)	104.7	111.6	(10.3)	(15.4)	(20.7)
Non-operating income/(expenses)
Interest income	1.0	1.8	1.4	0.5	0.2
Interest and other finance expenses	(65.4)	(75.0)	(48.7)	(59.4)	(44.8)
Other income, net	1.3	1.5	0.3	0.1	0.2

Income / (Loss) before income taxes	41.6	39.9	(57.3)	(74.2)	(65.1)
Income taxes	(0.0)	(0.0)	0.0	(0.0)	(0.0)

Net Income / (Loss)	41.6	39.9	(57.3)	(74.2)	(65.1)
Earnings allocated to Series B Preferred Shares	(4.0)	(3.1)	(3.1)	(3.1)	(3.1)

Net Income / (Loss) available to common shareholders (2)	37.6	36.8	(60.4)	(77.3)	(68.2)

Net Earnings / (Loss) per Class A common share in $
Basic	1.23	1.48	(7.42)	(12.89)	(11.39)
Diluted	1.22	1.48	(7.42)	(12.89)	(11.39)
Weighted average number of Class A common shares outstanding
Basic in millions	17.7	11.9	6.5	6.0	6.0
Diluted in millions	17.8	11.9	6.5	6.0	6.0
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	Nil	0.9	0.9	0.9
Dividend per Class A common share in $	—	—	—	—	—
Statement of cash flow
Net cash provided by Operating Activities	104.4	93.3	47.7	66.9	71.6
Net cash (used in)/provided by Investing Activities	(39.6)	(99.9)	24.3	(4.9)	(6.9)
Net cash (used in)/provided by Financing Activities	(120.2)	64.1	(55.2)	(42.9)	(64.1)
Balance sheet data (at year end)
Total current assets	98.6	161.9	99.0	77.4	57.1
Vessels in operation	1,140.6	1,155.6	1,112.8	586.5	707.3
Total assets	1,274.2	1,351.8	1,233.5	675.9	777.2
Debt (current and non-current portion), net	769.5	896.9	877.2	398.5	419.9
Class B and C Preferred Shares	—	—	—	—	—
Class A and B common shares	0.2	0.2	0.1	0.1	0.1
Shareholders’ equity	464.7	406.4	316.4	251.6	328.9
Other data
Number of vessels in operation at year end	43	43	38	18	18
Ownership days	16,044	14,326	7,675	6,570	6,588
Utilization	93.0%	94.4%	98.7%	98.4%	98.4%

(1)

On November 15, 2018, we completed the Poseidon Transaction. The consideration given was 3,005,603 Class A common shares and 250,000 Series C perpetual convertible preferred shares of par value $0.01 (the “Series C Preferred Shares”). On January 20, 2021, all 250,000 Series C Preferred Shares were converted into an aggregate of 12,955,188 Class A common shares.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risks and uncertainties discussed below could materially and adversely affect our business, financial condition and results of operations and the market price of our securities. Our business, financial condition and results of operations and the market price of our securities could also be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks.

Risk Factor Summary

•	Our financial and operating performance may be adversely affected by global public health threats, including the recent outbreak of the novel coronavirus (COVID-19).

•	The volatile container shipping market and difficulty finding profitable charters for our vessels upon their expiry.

•

We are dependent on our charterers, particularly CMA CGM, and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

•

Our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile.

•	Our ability to comply with various financial and collateral covenants in our credit facilities.

•	Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

•	The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.

•	A decrease in the export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

•

Our growth depends on continued growth in the demand for containerships, our ability to purchase additional vessels and obtain new charters. We will require additional financing to be able to grow and will face substantial competition.

•	Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

•	We must make substantial expenditures to maintain our fleet, meet new regulatory requirements or to acquire vessels.

•	As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

•	Increased competition in technology and innovation could reduce our charter hire income and our vessels’ values.

•

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.

•	Despite our indebtedness levels, we may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

•	We are exposed to volatility in, and related to the phasing out of, LIBOR and to exchange rate fluctuations.

•	Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

•	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.

•

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and have a material adverse effect on the market for our securities.

•

Governments could requisition our vessels during a period of war or emergency without adequate compensation, which under most of our time charter agreements would permit the customer to terminate the charter agreement for that vessel.

•	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect our business and operating results.

•

Should we expand our business or provide additional services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

•	Our third-party ship managers are privately-held companies and there is little or no publicly available information about them.

•	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

•	Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which would reduce our cash flow.

Risks Relating to Our Business

Operating Revenue Risk

We are dependent on our charterers, particularly CMA CGM, and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are, and will continue to be, our sole source of operating cash flow. As at December 31, 2020, 14 of our 43 vessels were chartered to CMA CGM. CMA CGM’s payments to us under these charters are an important source of operating revenue. We are consequently dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is cyclical and, whilst financial performance improved from time to time, suffered an extended cyclical downturn lasting from the Global Financial Crisis in 2008/2009 through 2016, with freight rates, charter rates, asset values, and liner operator earnings under pressure due to oversupply of container ship capacity. Industry conditions improved from 2017 through 2019, albeit with some weakness in short term market charter rates in the second half of 2018. The compound annual growth rate of containerized trade volumes from 2010 through 2019 was 3.8%. In the first half of 2020 global containerized trade volumes contracted sharply due to the COVID-19 pandemic, falling approximately 7.0% compared to the same period in 2019. However, volumes improved in the second half of the year, resulting in estimated negative growth of approximately 2.0% for the full year. Significant uncertainty remains concerning the longer-term impact of COVID-19 upon container shipping and the macro-economic environment in general. Equally unpredictable is the impact it may have upon our charterers’ operations and cash flows, and their payment of charterhire to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similar terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

Whilst there were no delays in receiving charterhire payments in 2019 or 2020, we have previously experienced, from time to time, delays in receiving charterhire payments from CMA CGM, which under the charter contracts are due to be paid two weeks in advance. As of December 31, 2020, no charterhire payments were outstanding.

If CMA CGM or any of our charterers ceases doing business or fails to perform their respective obligations under their charters with us, our business, financial position and results of operations could be materially adversely affected if we face difficulties finding immediate replacement charters, or if such replacement charters were at lower daily rates and for shorter durations. If such events occur, these events may give rise to uncertainty about our ability to continue as a going concern. Please also see “—We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry” below.

Operational Growth Risk

Significant demands may be placed on us as a result of possible future acquisitions.

As a result of possible future acquisitions, significant demands may be placed on our managerial, operational and financial personnel and systems. We cannot assure you that our systems, procedures and controls will be adequate to support the expansion of our operations. Our future operating results will be affected by the ability of our officers and key employees to manage changing business conditions and to implement and expand our operational and financial controls and reporting systems as a result of future acquisitions.

Our growth depends on continued growth in the demand for containerships, our ability to purchase additional vessels and obtain new charters. We will require additional financing to be able to grow and will face substantial competition.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies. The opportunity to acquire additional containerships will in part depend on the state of and prospects for container shipping. The container shipping industry is both cyclical and volatile in terms of supply demand balance, freight rates and charter rates and overall profitability. Although supply-side fundamentals have shown some improvement between 2017 and 2020, by and large, the industry has been under pressure since 2008, with an excess of supply of containership capacity and mediocre demand growth. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Third Parties’ Performance Risk

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

Additionally, as of the date of this report, all of our vessels are commercially managed by Conchart, a company of which our Executive Chairman is the sole beneficial owner. The services provided by Conchart, as our commercial manager, include chartering, sale and purchase and post-fixture administration.

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

Related Parties’ Risks

Technomar, Conchart and CMA CGM may have conflicts of interest with us which may make them favor their own interests to our detriment.

Our Executive Chairman is the Founder, Managing Director, and majority beneficial owner of Technomar and the sole beneficial owner of ConChart, our third-party ship and commercial manager, respectively. As of the date of this report, CMA CGM, one of our principal charterers, holds approximately 8.4% of our voting power and has nominated two members of our Board of Directors. Accordingly, CMA CGM and affiliates of Technomar and Conchart have the power to exert considerable influence over our actions. These relationships could create conflicts of interest between us and our third-party ship managers and CMA CGM. Under our amended and restated bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) any interested director’s relationship or interest as to the contract or transaction must be disclosed to our Board of Directors, and such contract or transaction must be authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction must be specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by our Board of Directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

Such conflicts of interest may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed or owned by other companies affiliated with our third-party ship managers or CMA CGM. As a result of these conflicts, our third-party ship managers or CMA CGM may favor their own or their affiliates’ interests over our interests. These conflicts may have unfavorable consequences for us. Although Technomar and Conchart have entered into a non-competition agreement with us, conflicts of interest may arise between us and our third-party ship managers and CMA CGM, and such conflicts may not be resolved in our favor and could have an adverse effect on our results of operations.

Our financial reporting is partly dependent on accounting and financial information provided to us by Technomar with respect to our vessels.

Technomar is obliged to provide us with requisite financial and accounting information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. Technomar is a privately held company with financial reporting arrangements different from ours. If it is delayed in providing us with key financial information, or it otherwise fails to meet its contractual obligations to us, we could fail to meet our financial reporting deadlines, which could lead to regulatory sanctions being imposed on us and cause us to default on reporting covenants under our financing agreements. Any such results may have a material adverse effect on our results of operation, financial condition and reputation.

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

Shareholders’ Power Risk

Certain shareholders may have the power to exert significant influence over us, and their interests could conflict with the interests of our other shareholders.

According to information available to us, including contained in public filings, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, hereafter referred to as Kelso, owns approximately 35.7% of our Class A common shares through its ownership of 12,955,188 Class A common shares following the conversion of the 250,000 Series C Preferred Shares it held, on January 20, 2021. In addition, a Managing Director of Kelso is a member of our Board of Directors. As a result, Kelso has the power to exert significant influence over our actions and the outcome of matters on which our shareholders are entitled to vote, including increasing or decreasing our authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. In addition, according to information available to us, including public filings, CMA CGM owns approximately 8.4% of our Class common shares. Conflicts of interest may also arise between us and these significant shareholders or their affiliates, which may result in transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. Moreover, the concentration of ownership may delay, deter or prevent acts that may be favored by or favorable to our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business. Similarly, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with concentrated ownership.

Market Related Risks

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

According to Maritime Strategies International Ltd. (“MSI”), as of December 31, 2020 the overall orderbook-to-fleet ratio represented approximately 9.9% of the total worldwide containership fleet capacity as of that date. Notwithstanding scrapping, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years, particularly in the larger vessel sizes (over 10,000 TEU) for which the orderbook to fleet ratio at year-end 2020 was 23.3%. At that same time, idle capacity stood at about 276 thousand TEUs, or 1.2% of the total cellular fleet. An over-supply of containership capacity, combined with a lack of growth in the demand for containerships, may result in downward pressure on charter rates. As at December 31, 2020, but adjusted to include all ships delivered and charters agreed through March 10, 2021, the charters for six of our 43 containerships either have expired or could expire before the end of the first half of 2021 and a further seven vessels have charters which may expire during the second half of 2021. We cannot be assured that we will be able to obtain new time charters for our vessels on expiry of existing charters or that if we do, the new rates will be favorable. If we are unable to obtain new time charters for our containerships at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations and financial condition. Please also see “—We are dependent on our charterers, particularly CMA CGM, and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow” above.

Financing/Debt Risks

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As of December 31, 2020, we had $781.9 million of outstanding indebtedness, including $233.4 million of secured indebtedness outstanding under our 2022 Notes (together with our 8.00% Senior Unsecured Notes due 2024, the “Notes”).

Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest on our indebtedness, amortization payments for our credit facilities, and, under certain circumstances, principal payments through a cash sweep mechanism in certain of our credit facilities, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;

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

We may be able to incur substantial additional indebtedness in the future, including through our at-the-market offering of additional 8.00% Senior Unsecured Notes due 2024. Although certain of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. In addition, our debt agreements will not prevent us from incurring obligations that do not constitute indebtedness thereunder. If we incur substantially more indebtedness, the risks associated with our indebtedness as described above could be exacerbated.

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

In addition, certain of our debt agreements require our subsidiaries to satisfy certain financial covenants on their facilities, including on minimum liquidity, minimum net worth, and value adjusted leverage ratio. Our ability to meet those financial covenants and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

Due to restrictions in our debt agreements, we may need to seek consent from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. For example, our debt agreements restrict our entry into certain transactions or the termination or amendment of our third-party ship management agreements and require that George Giouroukos remain our Executive Chairman. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that are in our or our shareholders’ best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

A breach of any of the covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and may permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our credit facilities, the lenders could elect to declare all amounts outstanding under the loan to be immediately due and payable. Such actions by the lenders could cause cross defaults under our other credit facilities.

Substantially all of the assets currently owned by us serve as security under our secured debt agreements. If our operating performance declines, we may be required to obtain waivers from the lenders under our credit facilities to avoid default thereunder. If we are not able to obtain a waiver from the lenders under our credit facilities, the lenders could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterer’s or our cash flow.

If we default under any of our credit facilities, lenders under our other credit facilities who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless and until all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterer’s or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

Assets’ Fair Value Risks

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

In addition, as vessels grow older, they generally decline in value. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. Additionally, under some of our time charter agreements with CMA CGM, the charterer has a right of first refusal should we decide to sell the vessel during or at the end of the charter period. If they do not exercise this right, we are entitled to sell the vessel, subject to their prior approval, which cannot be unreasonably withheld. We may be forced to sell our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

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

If impairment testing is required and time charter rates do not improve meaningfully from current market rates, we may need to recognize further impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates as of December 31, 2020.

Loss of Income Risks

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

•	its deviation, other than to save life or property, which results in charterer’s lost time;

•	crewing labor boycotts or certain vessel arrests;

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates;

•	the vessel’s declared performance speed is reduced or fuel consumption is increased by more than 5% over a specified period of time; or

•	the vessel is requisitioned by any government or governmental authority.

Additionally, the charterer may have the right to terminate the charter agreement under a number of circumstances, such as if:

•	the vessel is off-hire for a specified number of days;

•	the charterer informs us of a default under the charter, and the default is not rectified;

•	there is a total (actual or constructive) loss of the vessel;

•	the vessel is requisitioned by any government or governmental authority; or

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

Vessels’ Operational Risks

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

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel-efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 43 vessels as of December 31, 2020 had an average age weighted by TEU capacity of 13.7 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 43 vessels as of December 31, 2020 had an average age weighted by TEU capacity of 13.7 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

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

Interest Rate Risk

Volatility in the London Interbank Offered Rate (“LIBOR”), could affect our profitability, earnings and cash flow.

LIBOR has been historically volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. At times when we have loans outstanding which are based on LIBOR, the interest rates borne by such loan facilities fluctuate with changes in LIBOR, and this would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, LIBOR has been the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021.

In response to the potential discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

In the event of the continued or permanent unavailability of LIBOR, many of our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative reference rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Subsidiaries’ Performance Risk

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to pay dividends or make other distributions or payments to us will be subject to the availability of profits or funds for such purpose which, in turn, will depend on the future performance of the subsidiary concerned which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond its control. Additionally, the ability of our subsidiaries to make these distributions could be affected by the provisions of our financing arrangements or a claim or other action by a third party, including a creditor, or by English law, Marshall Islands law or the laws of any jurisdiction which applies to us and regulates the payment of dividends by companies. Applicable tax laws may also subject such payments to further taxation. Applicable law may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. Limitations on our ability to transfer cash among and within our group may mean that even though we, in aggregate, may have sufficient resources to meet our obligations, we may not be permitted to make the necessary transfers from one entity in our group to another entity in our group in order to make payments on our obligations. Therefore, if we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends, including on our Series B Preferred Shares, or meet our debt service obligations or our other liabilities.

Exchange Rates’ Fluctuation Risk

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

Insurance Related Risks

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

Place of Incorporation Risk

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

Cyber Security Risk

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

Container shipping industry is both seasonal and cyclical but has shown positive demand growth in every year of its history except 2009 (the Global Financial Crisis) and 2020 (the COVID-19 pandemic). According to MSI, between 2000 and 2008, which included a period of super-cyclical growth partly fueled by a significant increase in trade with China, containerized trade grew at an annual compound rate of 9.9%. The Global Financial Crisis, from late 2008, prompted a contraction of demand, with 2009 volumes falling by around 8.2%. In 2010, demand rebounded, with volume growth of 15.2%. Between 2010 and 2019 the average compound annual growth of containerized trade was 3.8%. In 2020, as a result of the COVID-19 crisis, containerized volumes contracted by 6.6% compared to first half 2019. Whilst cargo volumes recovered during the second half of 2020, overall negative growth of 2.0% is estimated for full year 2020. On the supply side, cellular containership capacity grew by a compound annual rate of 5.9% from 2009 through 2019. In 2020, supply is estimated to have expanded by approximately 3.1% and, as of December 31, 2020, the containership fleet stood at just under 5,300 ships, with an aggregate capacity estimated at 23.5 million TEU.

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

Our ability to recharter our containerships upon the expiration of their current charters. Of our fleet of 43 containerships six have charters which either have expired or may expire before the end of the first half of 2021 and a further seven have charters which may expire during the second half of 2021. Charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our results of operations or make our results of operations volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Public Health Threats Risk

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

Seasonal Fluctuations Risk

Seasonal fluctuations could affect our operating results and available cash from quarter to quarter.

We operate our vessels in markets that have historically exhibited seasonal, as well as cyclical, variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of our cash flow.

Global Financial Market Risks

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

Because we anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China’s rate of real GDP growth has fallen from its historical highs. The United States has also implemented more protectionist trade measures in an effort to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies and the withdrawal of the United Kingdom from the European Union. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

The global economy experienced disruption and volatility following adverse changes in global capital markets commencing in 2007 and 2008. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, results of operations and financial condition.

The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been, and continue to be, volatile at. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets and starting in late February, financial markets in the U.S. experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been exceedingly distressed and volatile. The sovereign debt crisis in countries such as Cyprus and Greece, for example, and concerns over debt levels of certain other European Union member states and other countries around the world, as well as concerns about some international banks, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions and the economic slow-down resulting from COVID-19 and the intentional governmental responses to the virus may also adversely affect the market price of our common shares.

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

The U.K.’s withdrawal from the European Union (“EU”) may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, a process that the government of the U.K. formally initiated in March 2017 (“Brexit”). The U.K. and the EU negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period was in place until December 2020, during which the U.K. remained subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. The EU-UK Trade and Cooperation Agreement (“Cooperation Agreement”) was agreed on December 24, 2020, ratified by the UK Parliament on December 30, 2020 and has been provisionally applied by the EU from December 31, 2020. There is some uncertainty as to the practical consequences of the Cooperation Agreement and its impact on the future relationship between the U.K. and the EU. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

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

While the size of the containership orderbook has declined substantially since its peak in 2008/2009, the containership newbuilding orderbook as of December 31, 2020 represented approximately 9.9% of the total on the water fleet capacity. Further containerships are likely to be ordered. Notwithstanding scrapping, delivery of newly built containerships will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

Piracy Related Risk

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

Vessels’ Trading Risks

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and have a material adverse effect on the market for our securities.

Although we do not expect that our vessels will call on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism (“Sanctioned Jurisdictions”), and we endeavor to take precautions reasonably designed to mitigate such activities, it is possible that, on charterers’ instructions and without our consent, our vessels may call on ports located in Sanctioned Jurisdictions in the future. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities and may be amended or strengthened over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

Environmental and Safety Compliance Risks

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

In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its sulfur emission limit of 0.5% m/m. These regulations may be complied with by (i) using low sulfur fuel which is at a higher cost that standard heavy fuel oil, (ii) installing scrubbers for cleaning of exhaust gas; or (iii) by retrofitting vessels to be powered by, for example, liquefied natural gas, which is not likely to be a viable option for smaller older vessels due to the high costs involved. The higher cost of low sulfur fuel is, in the first instance, borne by the vessel operator, our charterer, whereas the installation of scrubbers or retrofitting for an alternative fuel source, would in the first instance be borne by us as the vessel owner. In contrary to initial concerns, the availability of low sulfur fuel has not been an issue for the industry and, to date, the pricing spread between high- and low-sulfur fuels has been much tighter than originally anticipated. Nevertheless, costs of compliance going forward may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Climate change risks and greenhouse gas restrictions may adversely impact our operations.

Due to concerns over the risks associated with climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL.

Any climate control legislation, or other regulatory initiatives that aim to reduce greenhouse gases emissions, may affect our business. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships. Among other things, these risks may include increases in the pricing of greenhouse gas emissions, new reporting regulations, changes in legislation impacting existing products and services, costs of transitioning to lower-emission fuels and technologies, potential substitution or replacement of existing products and services, and stakeholder concerns and/or shifts in customer preferences which may have financial implications for our business and could lead us to retire existing assets prior to the end of the their currently-anticipated economic lives.

In addition to being exposed to the risk of legislative and regulatory change, our business is vulnerable to the underlying risks of climate change itself and may be directly or indirectly affected by climate-related changes such as rising sea levels, rising temperatures, changes in precipitation patterns, volatile and extreme weather, demographic change, and heightened risk of conflict—all of which could lead, among other things, to reduced demand for our services, increased operating and/or capital costs, and increased insurance premiums.

Regulations relating to ballast water discharge that have been in effect since September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels constructed before September 8, 2017, must comply with updated standards on or after September 8, 2019, with the exact date depending on the date of the next International Oil Pollution Prevention (“IOPP”) renewal survey. In some cases, such as where vessels are due to trade to U.S. ports, the implementation date may be before the IMO deadline. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water to eliminate unwanted organisms. Ships constructed on or after September 8, 2017 have been obligated to comply with the standards on or after September 8, 2017. We currently have 22 vessels which have a ballast water management system fitted and 21 vessels that do not. The costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that by December 2020, the U.S. Environmental Protection Agency (“EPA”) is required to develop national standards of performance for approximately 30 discharges. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA. By approximately 2022, the U.S. Coast Guard is required to develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. These may include requirements governing the design, construction, testing, approval, installation, and use of devices to achieve the EPA national standards of performance.

The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Risks Relating to our Common Stock and Depositary Shares Representing Series B Preferred Shares

We cannot guarantee that our Board of Directors will declare dividends.

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our dividend policy. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to declare and pay dividends in the future. The timing and amount of any dividends declared will depend on, among other things (a) our results of operations, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our Board of Directors.

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

We will qualify for the exemption under Section 883 if, among other things, our stock is treated as primarily and regularly traded on an established securities market in the United States. However, under the relevant Treasury regulations, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders who actually or constructively own at least 5% of the vote and value of the outstanding shares of such class of stock (“5% Shareholders”), own, in the aggregate, 50% or more of the vote and value of the outstanding shares of such class of stock, unless a sufficient amount of stock is owned by 5% Shareholders that are considered to be “qualified shareholders” to preclude non-qualifying 5% Shareholders from owning 50% or more of the total value of the stock held by the 5% Shareholders group.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2009 through 2018 under the “publicly-traded” test. We do not believe that we were able to satisfy the “publicly-traded” test for 2019 and, consequently, we were not exempt from U.S. federal income taxation on our U.S. source gross transportation income for 2019. Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2020, under the “publicly-traded” test. Whether we may satisfy the “publicly-traded” test depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2021 or future taxable years. See Item “10. Additional Information—E. Taxation—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the U.S. federal income tax rules related to Section 883.

Under our charter agreements, our charterers have agreed to reimburse any such taxes. However, if our charterers do not provide such reimbursement, this could have a negative impact on our financial condition and results of operations.

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

If we or our vessel owning subsidiaries were considered to be a resident of the United Kingdom (or “UK”) or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 21%, 20% and 20% for the years ended March 31, 2014, 2015 and 2016, respectively, and 19% thereafter. We and our vessel owning subsidiaries are strategically managed and controlled from outside the United Kingdom and have restricted activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arms-length price for those services. The appropriate arms-length price in these circumstances is likely to be a matter of negotiation with the UK taxing authorities.

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

We and our vessel owning subsidiaries may be subject to tax in certain jurisdictions in which we are organized, own assets or have operations, which would reduce the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority, or a change in law in a jurisdiction in which we operate (including Cyprus and Hong Kong, where a number of our vessel owning subsidiaries are entered in the local tonnage tax regime), could result in additional tax imposed on us, further reducing the cash available for distribution.

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

On November 15, 2018, we completed the Poseidon Transaction, a transformative transaction by which we acquired 20 containerships, one of which was contracted to be sold. On the closing of the Poseidon Transaction, we issued as consideration 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which were since converted to an aggregate of 12,955,188 Class A common shares, and assumed the debt of Poseidon Containers, which amounted to $509.7 million as of November 15, 2018.

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

As of March 10, 2021, we owned 43 mid-sized and smaller containerships, of which nine are new-design, high-specification, fuel-efficient, and wide-beam and had contracted to purchase a further seven 6,000 TEU containerships.

Class A Common Shares

On October 1, 2019, we closed our fully underwritten public offering of 7,613,788 Class A common shares, at a public offering price of $7.25 per share, for gross proceeds of approximately $55.2 million, (the “October 2019 Equity Offering”). This includes the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, were approximately $50.7 million. Certain members of our executive management purchased an aggregate of 168,968 Class A common shares in the October 2019 Equity Offering at the public offering price, for which the underwriter did not receive any discount or commissions.

On January 20, 2021, we repaid all of our outstanding 2022 Notes from the proceeds of a new $236.2 million senior secured loan facility (the “New Hayfin Facility”) with Hayfin Capital Management, LLP (“Hayfin”) and cash on hand. As a result, on the same day, the 250,000 Series C Preferred Shares, representing all such shares outstanding, converted to an aggregate of 12,955,188 Class A common shares.

On January 26, 2021, we closed our fully underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds of approximately $70.2 million, and on February 17, 2021, we issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds we received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67.8 million. Following the closing of the January 2021 Equity Offering, we had 36,283,468 Class A common shares outstanding.

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

On November 27, 2019, we launched an “at the market” offering program (the “2024 Notes ATM Program”), pursuant to which we may sell, from time to time, up to an additional $68.0 million of 2024 Notes. As of March 10, 2021, we have issued and sold approximately $41.1 million aggregate principal amount of 2024 Notes under the 2024 Notes ATM Program, resulting in net proceeds to us of $40.6 million such that as at that date, $72.8 million aggregate principal amount of the 2024 Notes was outstanding.

Depositary Shares ATM Program

On December 10, 2019, we launched an “at the market” offering program (the “Depositary Shares ATM Program”), pursuant to which we may sell, from time to time, up to $75.0 million of our depositary shares (the “Depositary Shares”), each of which represents 1/100th of one share of our 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share). As of March 10, 2021, we have issued and sold approximately 1.1 million of our Depositary Shares under the Depositary Shares ATM Program, resulting in net proceeds to us of $26.5 million such that as at that date, $63.7 million aggregate principal amount of the Depositary Shares was outstanding.

Other Recent Developments

In addition to the recent events described above, on January 12, 2021, we announced that our Board of Directors approved the initiation of a quarterly cash dividend of $0.12 per Class A Common Share, with effect from the first quarter of 2021.

On February 9, 2021, we announced that we had contracted to purchase and charter back seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116.0 million. The charters are to leading liner operators for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option. With these additions, our fleet will comprise 50 vessels with a total capacity of 287,336 TEU. The vessels are scheduled for phased delivery during the second and third quarters of 2021, at which time they will be renamed GSL Arcadia, GSL Dorothea, GSL Maria, GSL Melita, GSL MYNY, GSL Tegea and GSL Violetta.

B. Business Overview

Our Fleet

The table below provides certain information about our fleet of 43 containerships as of December 31, 2020, including charters agreed up to March 10, 2021:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	3Q23 (2)	4Q23 (2)	Note	(2)
Maira XL(1)	9,115	31,820	2015	ONE (3)	2Q22	3Q22	Note	(3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	Note	(4)
MSC Qingdao	8,603	34,609	2004	MSC	2Q24	3Q24	23,000	(4)
GSL Ningbo	8,603	34,340	2004	MSC (5)	1Q23 (5)	3Q23 (5)	Note	(5)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (6)	16,500	(6)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24 (6)	14,500	(6)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24 (6)	14,500	(6)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk (7)	3Q23(7)	4Q23(7)	Note	(7)
GSL Nicoletta	6,840	28,070	2002	MSC	2Q21	3Q21	13,500
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,931	2011	MSC	4Q23	1Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk (8)	3Q24	1Q25	13,250	(8)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk (8)	2Q24	1Q25	13,250	(8)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23 (9)	12,500	(9)
Dimitris Y	5,936	25,010	2000	ZIM	1Q24(10)	2Q24(10)	Note	(10)
Ian H	5,936	25,128	2000	ZIM	2Q24(10)	3Q24(10)	Note	(10)
Dolphin II	5,095	20,596	2007	Sea-Lead(11)	1Q22(11)	2Q22 (11)	7,000	(11)
Orca I	5,095	20,633	2006	Maersk(12)	2Q24 (12)	3Q25 (12)	Note	(12)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q21 (13)	4Q21 (13)	16,000	(13)
GSL Château d’If	5,089	19,994	2007	Hapag-Lloyd (13)	4Q21 (13)	4Q21 (13)	14,500	(13)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	ZIM	3Q21	1Q22	12,825	(14)
Athena	2,762	13,538	2003	MSC	1Q21	2Q21	9,000
Maira	2,506	11,453	2000	Hapag-Lloyd (15)	1Q23	2Q23 (15)	14,260	(15)
Nikolas	2,506	11,370	2000	CMA CGM (16)	1Q23	2Q23	16,000	(16)
Newyorker	2,506	11,463	2001	MSC	1Q21	1Q21	8,000
La Tour	2,272	11,742	2001	MSC	2Q21	2Q21	7,250
Manet	2,272	11,727	2001	Sea-Lead	4Q21 (17)	4Q21 (17)	7,750	(17)
Keta	2,207	11,731	2003	OOCL	3Q21 (18)	3Q21 (18)	9,400	(18)
Julie	2,207	11,731	2002	Sea Consortium	2Q21	2Q21	9,250
Kumasi	2,207	11,791	2002	CMA CGM	3Q21 (19)	4Q21 (19)	9,300	(19)
Marie Delmas	2,207	11,731	2002	CMA CGM	3Q21 (19)	4Q21 (19)	9,300	(19)

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)	Charter at $23,500 per day to 4Q2020; thereafter direct continuation at a rate of $38,000 per day.
(3)	Charter to 1Q2021 at $24,990 per day; thereafter direct continuation at a rate of $31,650 per day.
(4)

Charter to MSC Tianjin at $23,000 per day through 1Q2021; thereafter at $19,000 per day, due to cancellation of scrubber installation. MSC Qingdao has a scrubber installed, and will continue to trade at a rate of $23,000 per day.

(5)	Charter with Maersk at a rate of $18,000 per day to November 2020, with a new charter to MSC commencing thereafter at a rate of $22,500 per day and with median expiry 2Q2023.
(6)

GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(7)

GSL Christen commenced a new charter with Maersk in 3Q2020, with escalating charter rates: the rate for the first four months is $12,250 per day, after which it climbs to $14,000 per day until mid-March 2021, and thereafter increases to $15,000 per day. On expiry of the charter in May 2021, GSL Christen will be chartered to a leading liner operator at a confidential rate through to the median expiry of the charter in 4Q2023;

(8)	GSL Vinia and GSL Christel Elisabeth delivered in 4Q2019, and are contracted on 52 – 60 months charters.
(9)	12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.
(10)

A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021 to 3Q2024, and Dimitris Y, at a confidential rate , from May 2022 to median expiry of the charter in 2Q2024.

(11)	Charter with Sea-Lead at a rate of $7,000 per day to January 2021, with a new charter to OOCL to commence thereafter at a rate of $24,500 per day and with median expiry 1Q2022.
(12)

Charter with Maersk at a rate of $10,000 per day ending in 2Q2021. On expiry of the charter in April 2021, Orca I will be chartered to a leading liner operator at a confidential rate through to the median expiry of the charter in 3Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.

(13)

CMA CGM Alcazar was chartered to CMA CGM at $33,750 per day (the original sale & leaseback rate agreed in 2008) to October 2020; thereafter the charter was extended to 4Q2021, assuming median redelivery, at a rate of $16,000 per day. GSL Chateau d’If (formerly CMA CGM Chateau d’If) was chartered to CMA CGM at $33,750 per day to October 2020; thereafter a new charter was agreed with Hapag-Lloyd to 4Q2021, assuming median delivery, at a rate of $14,500 per day.

(14)	New charter agreed with ZIM, on scheduled completion of GSL Valerie’s drydocking at end-October 2020, at an average rate of $12,825 per day, assuming median duration of the charter to 4Q2021.
(15)

Charter with MSC to November 2020, at which time the vessel was dry-docked. Thereafter, in January 2021, Maira was chartered to Hapag-Lloyd at an average rate of $14,260 per day, with median expiry in 1Q2023;

(16)	Charter with MSC to December 2020, at which time the vessel was dry-docked. Thereafter, in January 2021, Nikolas was chartered to CMA CGM at a rate of $16,000 per day, with median expiry in 1Q2023;
(17)	Charter with Sea-Lead at a rate of $7,750 per day to January 2021, extended thereafter at a rate of $12,850 per day and with median expiry 4Q2021.
(18)	Charter to October 2020 at a rate of $8,000 per day; thereafter extended to 3Q2021, with a new rate of $9,400 per day.
(19)	Charter to October 2020 at a rate of $9,800 per day; thereafter extended to 3Q2021, assuming median charter term, with a new rate of $9,300 per day.

The following table provides information about the seven ships that we have contracted to purchase as announced on February 9, 2021 and which are scheduled to deliver during the second and third quarters of 2021. Contract cover for each vessel is for a firm period of at least three years from the date each vessel is delivered, with charterers holding two one-year extension options thereafter.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer
GSL Arcadia	6,008	24,858	2000	Maersk
GSL MYNY	6,008	24,873	2000	Maersk
GSL Melita	6,008	24,848	2001	Maersk
GSL Maria	6,008	24,414	2001	Maersk
GSL Violetta	6,008	24,873	2000	Maersk
GSL Tegea	6,008	24,308	2001	Maersk
GSL Dorothea	6,008	24,243	2001	Maersk

Fleet Development

As of December 31, 2020, our fleet consisted of 43 containerships with an aggregate capacity of 245,280 TEU and a TEU-weighted average age of approximately 13.7 years.

Vessel Acquisitions

We have contracted to purchase and charter back seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116 million. On completion of short charters on two of these vessels, we have agreed that all seven ships will be chartered to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option. With these additions, our fleet will comprise 50 vessels with a total capacity of 287,336 TEU.

The vessels are scheduled for phased delivery during the second and third quarters of 2021, at which time they will be renamed GSL Arcadia, GSL Dorothea, GSL Maria, GSL Melita, GSL MYNY, GSL Tegea and GSL Violetta.

Vessel disposals

We sold two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, on July 3, 2020 and July 20, 2020, respectively.

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

Right of First Refusal

Pursuant to the terms of the initial time charters with CMA CGM, of which eight were in place at December 31, 2020, CMA CGM has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell it during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

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

Management of Our Fleet

Our management team supervises the day-to-day technical ship management of our vessels which is provided by Technomar, a company in which our Executive Chairman is a significant shareholder. Additionally, as of December 31, 2020, 27 vessels were commercially managed by Conchart, a company in which our Executive Chairman is the sole beneficial owner.

Technical Management

As of December 31, 2020, Technomar provided day-to-day technical ship management services on all of our vessels.

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

We pay Technomar a daily management fee of Euro 685 (Euro 700 from January 1, 2021), payable in U.S. dollars at an agreed rate of exchange, which, in addition to the technical ship management services noted above, includes administrative support services provided to the GSL group including accounting and financial reporting, treasury management services and legal services.

The ship managers are required to use their best endeavors to provide the services specified in the ship management agreements. Pursuant to the terms of the ship management agreements, we provide customary indemnification to the manager and its employees, agents and sub-contractors.

In connection with our entry into the New Hayfin Facility in January 2021, the minimum term of the ship management agreements for the 21 vessels provided as security under the New Hayfin Facility is five years, until January 2026. The term of the ship management agreements for the five vessels provided as security under the Hellenic Credit facility also has a minimum term of five years starting on the dates that the vessels were delivered to us which were between May and December 2019.

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

Global Ship Lease Services Limited (“GSLS”), a wholly owned subsidiary of the company, was the commercial manager for the 16 vessels provided as security under the 2022 Notes and Citi Credit Facility until the 2022 Notes were fully repaid on January 20, 2021, the Citi Credit Facility having been fully repaid on October 31, 2020. It had entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, whereby Conchart was appointed to provide commercial advisory and exclusive brokerage services.

GSLS had agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, other than charters with CMA CGM, and 1.00% commission on any sale and purchase transaction. No commission was payable on any charter of a vessel in the GSL Fleet to CMA CGM in place as of November 15, 2018, or extension thereof. Also, no commission was payable to Conchart in cases when not more than 30 days have elapsed between the conclusion of a new charter to CMA CGM and the end of a preexisting CMA CGM charter which was in place on November 15, 2018, provided that the relevant vessel has not been chartered to any non-CMA CGM charterer in the period between the two CMA CGM charters. For any other new charters to CMA CGM or its affiliates, the rate of commission was 0.75%. However, no commission was payable for such charters if CMA CGM or its affiliates waive their own address commission.

The EBSA had a minimum term of three years and could thereafter be terminated on six months’ notice in which case a termination payment of six times the average monthly commission paid in the previous six months is due if the EBSA was terminated by Conchart and 12 times the average monthly commission paid in the previous six months is due if the EBSA was terminated by GSLS. The EBSA may also have been terminated by one party on change of control in the other party. Either party may have terminated the EBSA in the event of default, which had not been cured, an order being made or a resolution being passed for the winding up, dissolution or bankruptcy of either party, or if a receiver was appointed, or if it suspends payment, ceases to carry on business or makes a special arrangement with its creditors.

By mutual consent, the EBSA was terminated without penalty on the repayment of the 2022 Notes on January 20, 2021 and the 16 vessels became subject to commercial management agreements directly with Conchart, on terms substantially similar to those of the EBSA.

The remaining vessels were already subject to a commercial management agreement directly with Conchart, on terms substantially similar to those of the EBSA.

In connection with the entry into the New Hayfin Facility in January 2021, the minimum term of the commercial management agreements for the 21 vessels provided as security to that facility were extended to five years up to January 2026. The minimum term of the commercial management agreements for the five vessels provided as security for the Hellenic Credit facility also have a minimum term of five years starting on the dates that the vessels were delivered to us which were between May and December 2019.

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

The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking:

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Thalassa	Bureau Veritas	Dec-21
UASC Al Khor	DNV-GL & RINA	Dec-22
Anthea Y	DNV-GL & RINA	Feb-23
Maira XL	DNV-GL & RINA	Aug-25
MSC Tianjin	RINA	Mar-21
MSC Qingdao	Bureau Veritas	Apr-24
GSL Ningbo	Bureau Veritas	May-24
GSL Eleni	DNV-GL	Jul-24
GSL Kalliopi	DNV-GL	Oct-24
GSL Grania	DNV-GL	Sep-24
Mary	RINA	Jan-23
Kristina	DNV-GL	Mar-23
Katherine	RINA	Apr-23
Alexandra	RINA	Jan-23
Alexis	DNV-GL & RINA	Jul-24
Olivia I	DNV-GL & RINA	Jul-24
GSL Christen	Lloyd’s Register	Nov-22
GSL Nicoletta	RINA	Nov-22
CMA CGM Berlioz	Bureau Veritas	Jul-21
Agios Dimitrios	Bureau Veritas	Sep-25
GSL Vinia	Bureau Veritas	Oct-24
GSL Christel Elisabeth	Bureau Veritas	Sep-24
Tasman	Bureau Veritas	Jan-25
Dimitris Y	Bureau Veritas	May-25
Ian H	Bureau Veritas	Jul-25
Dolphin II	Bureau Veritas	Jan-22
Orca I	Bureau Veritas	Nov-21
CMA CGM Alcazar	Bureau Veritas	Nov-22
GSL Château d’If	Bureau Veritas	Dec-22
CMA CGM Jamaica	DNV-GL	Sep-21
CMA CGM Sambhar	Lloyd’s Register	Jul-21
CMA CGM America	Lloyd’s Register	Sep-21
GSL Valerie	DNV-GL	Jun-25
Athena	RINA	Feb-23
Maira	RINA	Aug-25
Nikolas	RINA	Aug-25
Newyorker	RINA	Apr-21
La Tour	Bureau Veritas	Jun-21
Manet	Bureau Veritas	Oct-21
Keta	Bureau Veritas	Mar-23
Julie	Bureau Veritas	Nov-22
Kumasi	Bureau Veritas	Mar-22
Marie Delmas	Bureau Veritas	Jan-22

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.

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

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by us or our ship managers. For example, Keta, Julie, Kumasi and Marie Delmas have not been certified to comply with all U.S., Canadian and Panama Canal regulations, as our charterers do not intend to operate them in these waters. However, permits can be obtained in case charterers wish to trade the vessels in USA Canada and/or transit Panama Canal.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

The IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention,” prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels and requires vessels over 400 grt engaged in international voyages to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time, or subsequent surveys when the anti-fouling systems are altered or replaced. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, under the IMO’s Resolution MSC.428(98), cyber risks must be appropriately addressed in existing safety management systems no later than the first annual verification of a company’s Document of Compliance after January 1, 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

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

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the “waters of the United States” and regulating quality standards for surface waters. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA imposes strict liability in the form of penalties for any unauthorized discharges, and substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” thereby expanding federal authority under the CWA, but following litigation, the EPA and Department of the Army proposed a limited definition of “waters of the United States” in December 2018. The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019 and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is still currently unknown. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Under NISA, newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels, are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016.

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

Other Greenhouse Gas Legislation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

International Labor Organization

The International Labor Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international trade or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

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

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery, increased value and war risks insurances, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value, which we expect to assess at least annually, with certain deductibles per vessel per incident. We also maintain freight value coverage for each of our vessels under which in the event of total loss or constructive total loss of a vessel, we will be entitled to recover the lost anticipated long term income. As required by the terms of our credit facilities, we have assigned certain of our insurance policies to our lenders and will be subject to restrictions on our use of any proceeds therefrom.

We do not have loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We evaluate obtaining such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, (“Clubs”) which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is virtually unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our current protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 Clubs that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group of P&I Clubs maintain a Pool arrangement, which provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, $100.0 million. The Clubs are collectively reinsured in the International Group Excess Loss Programme for $3.0 billion, with an excess of $100 million. The overall limit of coverage per vessel, per incident, is approximately $7.0 billion. As members of Clubs which are members of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of Clubs comprising the International Group.

C. Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each of our vessels is owned by a separate wholly-owned subsidiary. 23 vessels are owned by companies incorporated in Marshall Islands; and 20 vessels are owned by companies incorporated in Liberia. In addition, GSLS, a company incorporated in England and Wales and which is directly wholly owned by the holding company, and GSL Enterprises Ltd., a Marshall Islands corporation which has established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967), provide certain administrative services to the group.

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

As of December 31, 2020, we owned 43 vessels, with a total capacity of 245,280 TEU with an average age, weighted by TEU capacity, of 13.7 years. As of the date of this annual report, we had contracted to purchase seven further vessels, approximately 20 years old and representing a total of 42,056 TEU.

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

As at December 31, 2020 and as adjusted to include new charters agreed through March 10, 2021, the average remaining term of our charters at December 31, 2020, to the mid-point of redelivery, including options under our control, was 2.5 years on a TEU-weighted basis. The time charters for six of our 43 containerships either have expired or could expire before the end of the first half of 2021, and a further seven vessels have charters that could expire during the second half of 2021. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

As of December 31, 2020, CMA CGM is our main customer and charter payments from them are a major source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.

The container shipping industry suffered a cyclical downturn as a result of the Global Financial Crisis in 2008—2009 and many container shipping companies reported substantial losses. Financial performance of container shipping companies has subsequently improved; however, the industry has remained under pressure due to oversupply of container ship capacity. Nevertheless, charter payments have been received on a timely basis in 2020 and, as of December 31, 2020, charterhire was up-to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

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

For a further description of our material accounting policies, please see note 2 to the consolidated financial statements included at “Item 18. Financial Statements.”

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

We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2020 and 2019.

We adopted the new “Leases” standard (Topic 842) on January 1, 2019 using the modified retrospective method. We elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore, we elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on our consolidated financial statements since we are primarily a lessor and the accounting for lessors is largely unchanged under this standard.

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2020 or 2019. Other borrowing costs are expensed as incurred.

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

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. Nine drydockings were completed in 2020 for regulatory reasons and eleven vessel upgrades were completed, the total cost of which, excluding the effect of the associated 660 days of offhire, was $26.6 million. Five drydockings were completed in 2019 for regulatory reasons and five vessel upgrades were completed, the total cost of which, excluding the effect of the associated 537 days of offhire, was $8.7 million. The duration of drydockings was adversely affected in 2020 by delays caused by COVID-19 and by continuing congestion at Chinese and other shipyards as a result of scrubber retrofitting, which also affected 2019. Two drydockings were completed in 2018 for regulatory reasons the total cost of which, excluding the effect of the associated 34 days of offhire, was $2.5 million.

Impairment of Long-lived Assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively. As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, the Company had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment charge of $7.6 million was recognized for the three months ended March 31, 2020 and an additional impairment charge of $0.9 million has been recognized in the three months ended June 30, 2020.

Whilst charter rates in the spot market and asset values saw improvements through 2020, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2020 might not be recoverable.

As a result, step one of the impairment assessment of each of the vessel groups was performed. As the undiscounted projected net operating cash flows of each of the vessel groups exceeded the carrying amount, step two of the impairment test was not required and there were no additional impairment charges as of December 31, 2020.

The assessment performed for 2019 resulted in no impairment charges.

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

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above, and indicates whether their estimated market values, based on charter attached valuations as at December 31, 2020 with the assistance of an independent ship broking firm and totaling $1,253.3 million, are below their carrying values as at December 31, 2020. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. We would not record an impairment for any of the vessels for which the market value based on charter attached valuations is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. The undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that show estimated market values below their carrying values exceed such vessels’ carrying values as at December 31, 2020, and accordingly have not recorded any further impairment charge. As noted above, for impairment testing we assume that charter rates will revert to historic averages after four years, where relevant. Over the last few years, historic average rates have declined as stronger earlier years are replaced with weaker later years. If time charter rates do not show material and sustained improvement, we expect that our average estimated daily time charter rates used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels. In accordance with our accounting policy, if this occurs and we are required to perform any impairment tests, we may be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Sensitivity analysis as at December 31, 2020 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would trigger a theoretical impairment charge of approximately $53.3 million. A reduction of 5.0% in the assumed charter rates would trigger a theoretical impairment charge of approximately $29.1 million.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at December 31, 2020. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the carrying value of each of the vessels we owned as of December 31, 2020 and 2019:

Vessel Name	Capacity in TEUs	Year Built	Carrying Value as at December 31, 2019 (in millions of U.S. dollars)	Carrying Value as at December 31, 2020 (1) (in millions of U.S. dollars)
CMA CGM Thalassa *	11,040	2008	$102.9	$98.3
UASC Al Khor	9,115	2015	67.5	65.7
Anthea Y	9,115	2015	67.5	65.7
Maira XL	9,115	2015	67.5	66.3
MSC Tianjin *	8,603	2005	43.8	42.1
MSC Qingdao *	8,603	2004	43.0	46.4
GSL Ningbo *	8,603	2004	43.5	42.5
GSL Eleni	7,847	2004	19.6	18.8
GSL Kalliopi	7,847	2004	16.3	16.1
GSL Grania	7,847	2004	16.4	16.0
Mary	6,927	2013	46.6	45.6
Kristina	6,927	2013	48.8	47.0
Katherine	6,927	2013	48.8	47.0
Alexandra	6,927	2013	48.4	46.7
Alexis	6,882	2015	54.3	52.5
Olivia I	6,882	2015	54.4	52.5
GSL Christen	6,840	2002	0.0	13.3
GSL Nicoletta	6,840	2002	0.0	12.9
CMA CGM Berlioz *	6,621	2001	31.8	29.8
Agios Dimitrios	6,572	2011	22.1	27.6
GSL Vinia	6,080	2004	12.5	13.8
GSL Christel Elisabeth	6,080	2004	13.3	13.7
Tasman	5,936	2000	12.4	13.3
Dimitris Y	5,936	2000	11.2	12.6
Ian H	5,936	2000	11.3	12.9
Dolphin II	5,095	2007	12.0	11.8
Orca I	5,095	2006	11.2	11.0
CMA CGM Alcazar *	5,089	2007	33.4	31.8
GSL Château d’If *	5,089	2007	31.0	29.6
CMA CGM Jamaica *	4,298	2006	28.7	27.1
CMA CGM Sambhar *	4,045	2006	27.5	26.0
CMA CGM America *	4,045	2006	27.0	25.6
GSL Valerie *	2,824	2005	10.8	12.1
Athena	2,762	2003	8.3	8.1
Maira (G) *	2,506	2000	5.6	7.0
Nikolas (G) *	2,506	2000	5.6	6.7
Newyorker (G)	2,506	2001	5.9	5.9
La Tour (G)*	2,272	2001	9.7	9.0
Manet (G)*	2,272	2001	10.2	9.6
GSL Matisse (G)*	2,262	1999	9.1	0.0
Utrillo (G)*	2,262	1999	7.8	0.0
Keta (G)	2,207	2003	4.5	4.3
Julie (G)	2,207	2002	4.9	4.7
Kumasi (G)*	2,207	2002	7.5	7.0
Marie Delmas (G)*	2,207	2002	7.6	7.1

			$1,172.2	$1,163.5

(1)	Carrying value includes unamortized drydocking costs
(G)	Indicates geared vessel.
*

Indicates vessels for which the market value based on charter attached valuations was lower than the carrying value as at December 31, 2020. The aggregate carrying value of these vessels at December 31, 2020 exceeded their aggregate market value based on charter attached valuations as at December 31, 2020 by approximately $124.3 million.

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

Recent Accounting Pronouncements

We do not believe that any recently issued accounting pronouncements would have a material impact on our consolidated financial statements.

Results of Operations

Year ended December 31, 2020 compared to Year ended December 31, 2019

	Year ended December 31,
	2020	2019
Operating Revenues	(in millions of U.S. dollars)
Time charter revenue	$282.8	$261.1
Operating Expenses
Vessel operating expenses	(102.8)	(87.8)
Time charter and voyage expenses	(11.2)	(9.0)
Depreciation and amortization	(47.0)	(43.9)
Impairment of vessels	(8.5)	—
General and administrative expenses	(8.4)	(8.8)
Loss on sale of vessels	(0.2)	—
Total operating expenses	(178.1)	(149.5)

Operating Income	104.7	111.6

Non-Operating Income / (Expenses)
Interest income	1.0	1.8
Interest and other finance expenses	(65.4)	(75.0)
Other income, net	1.3	1.5
Income taxes	0.0	0.0

Net Income	41.6	39.9
Earnings allocated to Series B Preferred Shares	(4.0)	(3.1)

Net Income available to Common Shareholders	$37.6	$36.8

Operating Revenues

Operating revenues reflect income under fixed rate time charters and were $282.8 million in the year ended December 31, 2020, an increase of $21.7 million, or 8.3%, from operating revenues of $261.1 million for 2019. The increase is mainly due to an increase of 10.4% in operating days from the addition of two vessels during the second and third quarter of 2019 and five vessels since October 1, 2019, together with increased revenue from MSC Tianjin, Alexandra, Alexis, Olivia I, Kristina and Katherine as the charters for these ships were renewed at increased rates, offset by a decrease in revenue from GSL Matisse and Utrillo (both sold in July 2020) and La Tour and Manet, as their charters were renewed at lower rates.

There were 1,120 days offhire through the year, including 687 for 11 planned vessel upgrades, nine completed regulatory drydockings and one in progress as at December 31, 2020. With 338 idle time for GSL Matisse and Utrillo (prior to their sale in July 2020), utilization for 2020 was 93.0%. In 2019 overall utilization was 94.4%.

Total Operating Expenses

Total Operating Expenses totaled $178.1 million (or 63.0% of operating revenues). Operating expenses totaled $149.5 million for the year ended December 31, 2019 (or 57.3% of operating revenues).

Total Operating expenses can be analyzed as follows:

•

Vessel operating expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $102.8 million for the year ended December 31, 2020 (or 36.4% of operating revenues) compared to $87.8 million for the year ended December 31, 2019 (or 33.6% of operating revenues). Ownership days in 2020 were 16,044, up 12.0% on 14,326 of 2019. The increase is mainly due to the acquisition of two vessels during the second and third quarter of 2019 and five vessels since October 1, 2019, all of which are Post-Panamax with higher daily operating expenses, plus the effect of COVID-19 restrictions and delays on crew replacement and delivery of spares. The average cost per ownership day was $6,410, up $282, (or 4.6%), from $6,128 for 2019.

•

Time Charter and voyage expenses: Time charter and voyage expenses, which comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is offhire or idle and miscellaneous costs associated with a ship’s voyage for the owner’s account, were $11.2 million for the year ended December 31, 2020 (or 4.0% of operating revenues) compared to $9.0 million for the year ended December 31, 2019 (or 3.4% of operating revenues). The increase was mainly due to the fact that a number of our legacy ships have completed their initial charters with CMA CGM or OOCL, which did not include brokerage commission and were subsequently employed on new charters obtained with the assistance of a broker, thereby incurring such commissions. Further, there was an increase in bunker costs for GSL Matisse and Utrillo (both vessels were sold during July 2020) and Julie and GSL Christen during idle time.

•

Depreciation and Amortization: Depreciation and Amortization was $47.0 million (or 16.6% of operating revenues) for the year ended December 31, 2020, up from $43.9 million (or 16.8% of operating revenues) in 2019. The increase was mainly due to the addition of two vessels during the second and third quarter of 2019 and five vessels since October 1, 2019.

•

Impairment of Vessels-Loss on sale of vessels: Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively resulting in a loss of $0.2 million. As of March 31, 2020, we had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized. An additional impairment charge of $0.9 million was recognized on these two vessels in the three months ended June 30, 2020 for a total of $8.5 million in the year ended December 31, 2020. No impairment charges were recognized in the prior year period.

•

General and administrative: General and administrative expenses were $8.4 million (or 3.0% of operating revenues) in the year ended December 31, 2020, and were $8.8 million (or 3.3% of operating revenues) for 2019. The average cost per ownership day was $520 for the year ended December 31, 2020 compared to $615 per day for the year ended December 31, 2019.

Operating Income

As a consequence of all preceding items, operating income was $104.7 million for the year ended December 31, 2020 compared to an operating income of $111.6 million for the year ended December 31, 2019.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2020 was $1.0 million compared to $1.8 million in 2019 with the decrease being due to lower deposit rates.

Interest and other finance expenses

Interest and other finance expenses for the year ended December 31, 2020, was $65.4 million, down on interest and other finance expenses for the year ended December 31, 2019, of $75.0 million. The decrease is mainly due to lower outstanding principal during 2020 and decrease in LIBOR.

Other income, net

Other operating income, net represents miscellaneous revenue mainly from sundry recharges to charterers under our time charters. In the year ended December 31, 2020, other operating income, net was $1.3 million, down from $1.5 million in 2019.

Income Taxes

Income taxes for the years ended December 31, 2020 and 2019 were not material as our vessel owning subsidiaries were subject to taxation based on tonnage rather than accounting profits.

Net Income

For the year ended December 31, 2020, net income was $41.6 million, compared to a net income of $39.9 million for the year ended December 31, 2019.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $57.1 million of Series B Preferred Shares outstanding as at December 31, 2020, are presented as a reduction of net income, as and when declared by the Board of Directors. These dividends totaled $4.0 and $3.1 million for each of the years ended December 31, 2020 and 2019, respectively.

Net Income Available to Common Shareholders

Net income available to common shareholders for the year ended December 31, 2020 was $37.6 million, compared to a net income available to common shareholders of $36.8 million for the year ended December 31, 2019.

Year ended December 31, 2019 compared to Year ended December 31, 2018

For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” contained in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 2, 2020.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. Nine drydockings were completed in 2020 for regulatory reasons and eleven vessel upgrades were completed, the total cost of which, excluding the effect of the associated 660 days of offhire, was $26.6 million. Five drydockings were completed in 2019 for regulatory reasons and five for vessel upgrades, the total cost of which, excluding the effect of the associated 537 days of offhire, was $8.7 million. The duration of drydockings was adversely affected in 2019 by congestion at Chinese and other shipyards as a result of scrubber retrofitting. Two drydockings were completed in 2018, and four in 2017. The average cost of the 32 drydockings completed on vessels in the current fleet between January 2013 and December 2020 was $1.1 million with an average loss of revenue of $0.5 million while the relevant vessel was offhire. This amount does not include any allowance for the installation of ballast water treatment systems or other vessel enhancements.

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

The main factor affecting operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance and, other than from any asset sales and purchases, are the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, including on our 2024 Notes, and amortization of our debt.

We fully redeemed our 2022 Notes on January 20, 2021 and fully repaid the related secured term loan provided by Citibank (the “Citi Credit Facility”) on October 31, 2020. We were required to repay $40.0 million in each of the first three years and $35.0 million annually (the “Repayment Requirement”) thereafter, across both the 2022 Notes and the Citi Credit Facility in accordance with the terms of the Indenture relating to the 2022 Notes. The Citi Credit Facility had minimum fixed amortization whereas, as long as amounts were outstanding under that loan, amortization of the 2022 Notes is at the option of the noteholders. In late 2018, pursuant to the Repayment Requirement, around the first anniversary of the issue of the 2022 Notes, we offered to redeem $20.0 million nominal amount of the 2022 Notes at a purchase price of 102%. The offer was fully accepted and $20.0 million nominal amount of the 2022 Notes were redeemed and cancelled. If any portion of the offer had not accepted, it would have been applied to repay the Citi Credit Facility at par. In late 2019, pursuant to the Repayment Requirement, around the second anniversary of the issue of the 2022 Notes, we offered to redeem a further $20.0 million of the 2022 Notes at a purchase price of 102%. Noteholders holding approximately $17.3 million nominal amount of the 2022 Notes accepted the offer and such notes were redeemed and cancelled. The $2.7 million of the offer not accepted was applied to repay the Citi Credit Facility at par. In December 2020, pursuant to the Repayment Requirement and as the Citi Credit Facility had been fully repaid on October 31, 2020, we mandatorily redeemed $28.0 million aggregate principal amount of the 2022 Notes. The minimum repayments of the Citi Credit Facility were four instalments of $10.0 million semi-annually commencing April 30, 2018, and two subsequent instalments of $7.4 million; the final maturity date of the loan was no later than October 31, 2020. As of December 31, 2020, $233.4 million was outstanding on the 2022 Notes (which has since been refinanced).

We are also required to pay a minimum of $76.7 million of amortization in 2021 and a minimum amortization of $200.0 million in 2022.

As indicated in “F. Tabular Disclosure of Contractual Obligations,” below, interest payment obligations were $46.2 million for 2021, $65.7 million for 2022 and 2023, $33.1 million for 2024 and 2025 and $0.4 million for 2026.

At December 31, 2020, we had $781.9 million of debt outstanding, consisting of $233.4 million under our 2022 Notes which carried interest at a fixed rate of 9.875%, $38.5 million under our Blue Ocean Credit Facility at a fixed rate of interest of 10.0%, $59.8 million under our 2024 Notes which carry interest at the fixed rate of 8.00%, and $450.2 million under our other credit facilities which have floating interest rates at LIBOR plus a weighted average margin of approximately 3.60%. Assuming LIBOR of 0.3%, quarterly interest on total gross debt at December 31, 2020, without taking into account amortization, would amount to approximately $12.4 million.

Our credit facilities require that we maintain $20.0 million minimum liquidity at each quarter end on group basis.

In addition, we intend to declare and make quarterly dividend payments amounting to approximately $1.2 million per quarter on our Series B Preferred Shares on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares, based on the amount outstanding as of December 31, 2020. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. On January 12, 2021, we announced that our Board of Directors had approved the initiation of a quarterly cash dividend of $0.12 per Class A Common Share, with effect from the first quarter of 2021.

Other than costs for drydockings and compliance with environmental regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2020, we had $92.3 million in cash and cash equivalents, including restricted cash. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

The table below shows our consolidated cash flows for each of the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
	(in millions of U.S. dollars)
Cash flows from operating activities
Net income / (loss)	$41.6	$39.8	$(57.3)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Depreciation and amortization	47.0	43.9	35.5
Impairment of vessels	8.5	—	71.8
Loss on sale of vessels	0.2	—	—
Amortization of deferred financing costs	4.1	3.1	4.6
Amortization of original issue discount/premium on repurchase of notes	3.3	1.1	1.2
Amortization of intangible assets/liabilities-charter agreements	(0.5)	1.9	(1.3)
Share based compensation	2.0	1.7	0.1
Movement in working capital	(1.8)	1.8	(6.9)

Net cash provided by operating activities	104.4	93.3	47.7
Cash flows from investing activities
Acquisition of vessels	(23.1)	(73.0)	(11.4)
Net proceeds from sale of vessels	6.9	—	14.5
Cash paid for vessel expenditures	(4.1)	(9.5)	(0.2)
Advances for vessel acquisitions and other additions	(4.5)	(9.2)	—
Cash paid for drydockings	(14.8)	(7.4)	(2.6)
Cash acquired from Poseidon Transaction, net of capitalized expenses	—	(0.8)	24.0

Net cash (used in)/provided by investing activities	(39.6)	(99.9)	24.3
Cash flows from financing activities
Proceeds from issuance of 2024 Notes	20.1	39.8	—
Deferred financing costs paid	(1.2)	(7.9)	(2.0)
Repayment of refinanced debt	(44.4)	(262.8)	—
Repurchase of 2022 Notes, including premium	(92.0)	(17.6)	(20.4)
Proceeds from drawdown of credit facilities	47.0	327.5	8.1
Repayment of credit facilities	(64.3)	(63.5)	(37.8)
Proceeds from offering of Class A common shares, net of offering costs	—	50.7	—
Proceeds from offering of Series B preferred shares, net of offering costs	18.7	1.0	—
Series B preferred shares – dividends paid	(4.0)	(3.1)	(3.1)

Net cash (used in)/provided by financing activities	(120.1)	64.1	(55.2)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(55.3)	57.5	16.8
Cash and cash equivalents and restricted cash at beginning of the year	147.6	90.1	73.3

Cash and cash equivalents and restricted cash at end of the year	$92.3	$147.6	$90.1

Year ended December 31, 2020 compared to Year ended December 31, 2019

Net cash provided by operating activities was $104.4 million for the year ended December 31, 2020 reflecting mainly net income of $41.6 million, adjusted for depreciation and amortization of $47.0 million, impairment of vessels of $8.5 million, loss on sale of vessels of $0.2 million, amortization of deferred financing costs and original issue discount of $7.4 million, amortization of intangible liabilities of $0.5 million, share-based compensation of $2.0 million, plus movements in working capital, including deferred revenue, of $1.8 million.

Net cash provided by operating activities for the year ended December 31, 2020 at $104.4 million was $11.1 million higher than in 2019 mainly due to increase in depreciation and amortization expense as a consequence of the full year effect of the five vessels purchased in late 2019 and the two vessels purchased in early 2020 and the impairment losses of $8.5 million recognized on the sale of two vessels (GSL Matisse and Utrillo). In 2020 we had an increase of $21.7 million in operating revenues, $17.1 million increase in vessel operating and time charter and voyage expenses and a decrease of $9.6 million in net interest expense. In addition, movement in working capital was $3.6 million lower in 2020 compared to 2019.

Net cash used in investing activities for the year ended December 31, 2020 was $39.6 million, including $23.1 million for the purchase of two ships, $8.6 million vessel additions and other advances, $14.8 million paid for drydockings and $6.9 million proceeds from sale of two vessels.

Net cash used in investing activities for the year ended December 31, 2019 was $99.9 million, including $73.0 million for the purchase of ships, $18.7 million vessel additions and other advances and $7.4 million paid for drydockings.

Net cash used in financing activities for the year ended December 31, 2020 was $120.1 million, including $20.1 million net proceeds from issuing our 2024 Notes, $47.0 million drawdown of new credit facilities, $18.7 million net proceeds from issuing Series B Preferred Shares under our ATM program offset by $92.0 million purchase of our 2022 Notes under the mandatory annual offer plus the optional redemption in February 2020, $64.3 million amortization of credit facilities, $44.4 million repayment of refinanced debt, $1.2 million deferred financing costs paid and $4.0 million dividends paid on our Series B Preferred Shares.

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

Overall, there was a net decrease in cash and cash equivalents and restricted cash of $55.3 million in the year ended December 31, 2020, resulting in closing cash of $92.3 million compared to closing cash of $147.6 million at December 31, 2019.

Year ended December 31, 2019 compared to Year ended December 31, 2018

For a discussion of our liquidity and capital resources for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Liquidity, working capital and dividends-Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” contained in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 2, 2020.

Our indebtedness as of December 31, 2020 comprised:

Facility	$ million	Collateral vessels	Interest Rate	Final maturity date
Chailease Credit Facility	7.6	Maira, Nikolas, Newyorker	LIBOR plus 4.2%	March 31, 2025
Hayfin Credit Facility	5.8	GSL Valerie	LIBOR plus 5.50%	July 16, 2022
Deutsche, CIT, HCOB Credit Facility	117.2	UASC Al Khor, Anthea Y, Maira XL	LIBOR plus 3.00%	June 30, 2022
Entrust, Blue Ocean Credit Facility	31.9	UASC Al Khor, Anthea Y, Maira XL	LIBOR plus 10.00%	June 30, 2022
Hellenic Credit Facility	10.3	GSL Eleni	LIBOR plus 3.90%	May 25, 2024
	10.0	GSL Grania		September 4, 2024
	10.4	GSL Kalliopi		October 2, 2024
	19.0	GSL Vinia, GSL Christel Elisabeth		December 31, 2024
Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine)	238.0	Orca I, Katherine, Dolphin II, Athena, Kristina, Agios Dimitrios, Alexandra, Alexis, Olivia I, Mary	LIBOR plus 3.00%	September 24, 2024
Blue Ocean Junior Credit Facility	38.5	Orca I, Katherine, Dolphin II, Athena, Kristina, Agios Dimitrios, Alexandra, Alexis, Olivia I, Mary	10.00%	September 24, 2024
2022 Notes(1)	233.4	GSL Fleet (16 vessels)	9.875%	November 15, 2022
2024 Notes	59.8	(Unsecured)	8.00%	December 31, 2024

TOTAL	781.9

(1)	Subsequently repaid.

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

On November 27, 2019, we entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) pursuant to which we may sell, from time to time, up to an additional $68.0 million of 2024 Notes (the “2024 Notes ATM Program”). As of December 31, 2020, we had issued and sold approximately $28.2 million aggregate principal amount of 2024 Notes under the 2024 Notes ATM Program.

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

As of December 31, 2020, the total outstanding aggregate principal amount of the 2024 Notes was $59.8 million.

9.875% First Priority Secured Notes due 2022

On October 31, 2017, we issued and sold $360.0 million in aggregate principal amount of our 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”) which were scheduled to mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356.4 million. The 2022 Notes were fully redeemed in January 2021, as discussed below.

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 and December 31, 2019 the 2022 Notes were secured by first priority vessel mortgages on the 16 and 18 vessels, respectively, in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by 16 and 18 of our vessel owning subsidiaries as of December 31, 2020 and 2019, respectively, and Global Ship Lease Services Limited.

We were required to have a minimum cash balance of $20.0 million on each test date, being March 31, June 30, September 30 and December 31 in each year. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. We were required to repay $40.0 million each year for the first three years and $35.0 million thereafter, across both the 2022 Notes and the Citi Credit Facility. The Citi Credit Facility had minimum fixed amortization whereas as long as amounts were outstanding thereunder, amortization of the 2022 Notes is at the option of the noteholders, who could accept or reject an annual tender offer we were obliged to make. In December 2018, the tender offer was accepted in full and we repurchased $20.0 million of the 2022 Notes at a purchase price of 102%. In December 2019, the tender offer of $20.0 million was partially accepted by the noteholders and we repurchased $17.3 million principal amount of the 2022 Notes at a purchase price of 102%. The balance of the offer of $2.7 million was applied to repay the Citi Credit Facility at par. The Citi Credit Facility was fully repaid on October 31, 2020, consequently on December 3, 2020, we mandatorily redeemed $28.0 million aggregate principal amount of the 2022 Notes at a redemption price of $28.6 million (representing 102.0% of the aggregate principal amount redeemed) plus accrued and unpaid interest.

On February 10, 2020, we completed an optional redemption of $46.0 million aggregate principal amount of our 2022 Notes at a redemption price of $48.3 million (representing 104.938% of the aggregate principal amount redeemed) plus accrued and unpaid interest. During the year ended December 31, 2020, we also repurchased $15.3 million of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.

The aggregate principal amount outstanding at December 31, 2020 was $233.4 million. On January 20, 2021, we optionally redeemed, in full, $233.4 million aggregate principal amount of 2022 Notes, representing all such 2022 Notes outstanding, using the proceeds we received from the New Hayfin Facility and cash on hand, at a redemption price of $239.2 million (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest.

Credit Facilities

$65.0 million Hayfin Credit Facility

On September 7, 2018, we entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provided for a secured term loan facility of up to $65.0 million. The Hayfin Credit Facility was to be borrowed in tranches and was to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. An initial tranche of $8.1 million was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie. The Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated.

Outstanding amounts under the Hayfin Credit Facility are secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and the Facility Mortgaged vessel owning subsidiaries.

The facility bears interest at LIBOR plus a margin of 5.50%.

As of December 31, 2020, the outstanding balance of the Hayfin Credit Facility was $5.8 million.

$180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $180.5 million relating to the vessels UASC Al Khor, Maira XL and Anthea Y provided by Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180.5 million and final maturity of June 30, 2022.

On December 31, 2018, the borrowers entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the facility such that it was split into a senior facility in an amount of $141.9 million (“Senior Facility”) and a junior facility in an amount of $38.6 million (“Entrust, Blue Ocean Junior Facility”). The lenders of the Senior Facility are Deutsche Bank AG, Hamburg Commercial Bank AG (“HCOB”) and CIT Bank N.A and the lenders of the Blue Ocean Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Blue Ocean Junior) is June 30, 2022. In addition to the repayment schedule, a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Blue Ocean Junior Facility.

Senior Facility

The Senior Facility is comprised of three tranches. Tranche A relates to UASC Al Khor and is scheduled to be repaid in 14 instalments of $0.9 million with the first such instalment due three months from the utilization date, and a final instalment of $35.1 million. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.2 million. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.3 million.

The Senior Facility bears interest at LIBOR plus 3.00% payable quarterly in arrears.

As of December 31, 2020, the outstanding balance on the Senior Facility was $117.2 million.

Junior Facility

The Junior Facility is comprised of in three Tranches. Tranche A relates to UASC Al Khor and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million.

The Blue Ocean Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.

As of December 31, 2020, the outstanding balance on the Blue Ocean Junior Facility was $31.9 million.

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

On December 10, 2019, we entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22.0 million that was to be borrowed in two tranches and was to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both additional tranches were drawn on December 10, 2019. Each tranche is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon payment of $3.5 million payable together with the final instalment.

The Hellenic Credit Facility bears interest at LIBOR plus a margin of 3.90% per annum. As of December 31, 2020, the outstanding balance of the Hellenic Credit Facility was $49.7 million.

$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, we entered into a new syndicated $268.0 million senior secured credit facility comprised of two tranches (the “Senior Syndicated Facility”) with Crédit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), CIT Bank N.A (“CIT”), Siemens Financial Services, Inc (“Siemens”), Bank SINOPAC CO. LTD (“Bank Sinopac”), CTBC Bank CO., LTD (“CTBC”) and Banque Palatine (“Palatine”). The first tranche of the Senior Syndicated Facility of $230.0 million was drawn down, in full, and the proceeds were used to refinance five of our senior credit facilities existing at the time with maturities in December 2020 and April 2021 (the “First Tranche Refinancing”). The senior credit facilities that were refinanced were our $65.3 million ABN AMRO Bank Credit Facility, $17.1 million Amsterdam Trade Bank N.V. Credit Facility, $80.0 million Crédit Agricole Credit Facility, $24.5 million Blue Ocean Credit Facility and $55.7 million Crédit Agricole Credit Facility. As a result of the First Tranche Refinancing, three 2000-built 6,000 TEU ships, Tasman, Dimitris Y and Ian H, became unencumbered. The final maturity date of the Senior Syndicated Facility is September 2024, five years after drawdown. Borrowings under the Senior Syndicated Facility bear interest at LIBOR plus a margin of 3.00% and the scheduled amortization of the first tranche is $5.2 million per quarter plus a balloon payment of $126.0 million.

On February 10, 2020 we drew down in full Tranche B in the amount of $38.0 million, which is scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million and a balloon payment of $18.0 million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. Tranche B was fully utilized to refinance the DVB Credit Facility.

The existing indebtedness that was fully refinanced with the Syndicated Senior Secured Credit Facility comprised of the following credit facilities:

•

$55.7 Million Credit Agricole Credit Facility: This facility bore interest at LIBOR plus a margin of 2.75% per annum. As of September 23, 2019, the outstanding balance on this facility amounted to $51.0 million and was fully refinanced.

•

$24.5 Million Blue Ocean Credit Facility: A facility with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). This facility bore interest on $18.8 million of principal at LIBOR plus a margin of 4.00% per annum. As of September 24, 2019, the outstanding balance on this facility amounted to $23.7 million and was fully refinanced.

•

$65.3 Million ABN AMRO Credit Facility Blue Ocean Credit Facility: This facility bore interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum. As of September 24, 2019, the outstanding balance on this facility amounted to $61.6 million and was fully refinanced.

•

$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility: This facility bore interest at LIBOR plus a margin of 3.90% per annum. As of September 27, 2019, the outstanding balance on this facility amounted to $12.6 million and was fully refinanced.

•

$80.0 Million Credit Agricole Credit Facility: This facility bore interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears. As of September 24, 2019, the outstanding balance on this facility amounted to $75.5 million and was fully refinanced.

As of December 31, 2020, the outstanding balance of the Senior Syndicated Facility was $238.0 million.

$38.5 million Blue Ocean Junior Credit Facility

On September 19, 2019, we entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38.5 million relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility. We drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.

This facility bears interest at 10.00% per annum.

As of December 31, 2020, the outstanding balance of the Blue Ocean Junior Credit Facility was $38.5 million.

$9.0 million Chailease Credit Facility

On February 26, 2020, we entered into a secured term facility agreement with Chailease International Financial Services Pte., for an amount of $9.0 million. The Chailease credit facility was used to refinance of DVB Credit Facility. The Facility is to be repaid in 36 consecutive monthly instalments of $0.2 million and 24 monthly instalments of $0.1 million with a final balloon of $1.3 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 4.20% per annum.

As of December 31, 2020, the outstanding balance of the Chailease Credit Facility was $7.6 million.

New Credit Facilities in 2021

New Hayfin Facility

On January 7, 2021, we entered into a new $236.2 million senior secured loan facility with Hayfin Capital Management, LLP, or Hayfin, as lender, agent and security agent, which we refer to as the New Hayfin Facility. The New Hayfin Facility is guaranteed by us and certain of our subsidiaries. We used the proceeds from the New Hayfin Facility, along with cash on hand, to optionally redeem in full our outstanding 2022 Notes.

The New Hayfin Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly installments of $6.56 million, along with a balloon payment at maturity. The New Hayfin Facility is secured by, among other things, first priority ship mortgages over 21 of our vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary.

Covenants

Certain of our credit facilities have financial covenants, which require us to maintain, on borrowers or subholding level, among other things:

•	minimum liquidity on borrowers level;

•

minimum market value of collateral for each credit facility, such that the aggregate market value of the vessels collateralizing the particular credit facility is between 120% and 135%, depending on the particular facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall; and

On group level, the Company has a minimum consolidated liquidity of not less than $20.0 million.

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

Debt repaid in 2020

$54.8 million Citi Credit Facility

On October 26, 2017, and in connection with our 2022 Notes, we entered into a $54.8 loan facility with Citibank N.A., which we refer to as the Citi Credit Facility. The proceeds of this facility were used, together with the proceeds of our 2022 Notes and cash on hand, to refinance our 10.00% first priority secured notes due 2019 and other debt then outstanding. The term loan matured on October 31, 2020. The term loan was cross-collateralized on a first priority basis with the collateral under our 2022 Notes, including 16 vessels in the GSL Fleet. The loan was payable semi-annually in instalments of $10.0 million resulting in minimum repayment of $20.0 million in each of the first and second years with the balance of the Citi Credit Facility to be repaid in the third year.

The term loan carried interest at LIBOR plus a margin of 3.25%.

The term loan was fully repaid on October 31, 2020.

$52.6 million DVB Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $51.1 million related to the vessels Maira, Nikolas, Newyorker and Mary, provided by DVB Bank SE (“DVB”). The facility agreement, which we refer to as the DVB Credit Facility, was dated July 18, 2017, with an initial drawdown amount of $52.6 million and final maturity of December 31, 2020.

As of February 12, 2020, the outstanding balance on this facility amounted to $44.4 million was fully refinanced by the Tranche B Syndicated Senior Secured Credit Facility and the Chailease Credit Facility.

The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility carried interest at LIBOR plus a margin of 2.85% per annum.

Leverage

As of December 31, 2020, we had $781.9 million of debt outstanding of which $233.4 million was for our 2022 Notes which carry interest at a fixed rate of 9.875%, $38.5 million was provided by Blue Ocean at a fixed rate of interest of 10.0%, $59.8 million was for our 2024 Notes which carry interest at the fixed rate of 8.00% and $450.2 million was floating rate debt across a number of facilities and bearing interest at LIBOR plus an average margin of approximately 3.60%.

Our liquidity requirements are significant, primarily due to drydocking costs and debt service requirements. As indicated in “—F. Tabular Disclosure of Contractual Obligations,” below, minimum amortization of debt in 2021 totals $76.7 million and interest is $46.2 million. The table shows minimum amortization of debt of $260.3 million for 2022 and 2023; interest in that period would be $65.7 million. The table shows minimum amortization of debt of $342.7 million for 2024 and 2025; interest in that period would be $33.1 million. The table shows minimum amortization of debt of $102.2 million for 2026; interest in that period would be $0.4 million.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months following the issuance of this Form 20-F, including working capital requirements, drydocking costs, interest and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions and the provisions on our facilities/notes, seek to repay loans or repurchase debt securities, in privately-negotiated or open market transactions.

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock costs, interest and other financing costs including amortization and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf. Charterhire is payable by our charterers 15 days in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—We are highly dependent on charter payments from CMA CGM”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under our borrowings, amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B Preferred Shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of each of the 32 drydockings completed on vessels in the fleet between January 2013 and December 2020 was $1.1 million, with an average loss of revenue of $0.5 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include a requirement to pay a minimum of $76.7 million of amortization in 2021 on our secured term loans and minimum amortization of $260.3 million in 2022. Finally, the dividend on the $57.1 million Series B Preferred Shares outstanding as at December 31, 2020 amounts to $5.0 million each year. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the 2022 Notes and other borrowings.

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

Container shipping is the most convenient low-carbon and cost-effective way to transport a wide range of cargoes, predominantly a diverse selection of consumer, manufactured, semi-manufactured, and perishable goods. It is estimated that around 90% of non-bulk cargoes traded by sea are carried by containership. Approximately 201 million TEU, equating to around 1.8 billion tonnes, of containerized cargo are estimated to have been carried in 2020. Global containerized cargo volumes have grown every year since the industry’s inception in 1956, with two exceptions: 2009, during the Global Financial Crisis, and 2020, due to the impact of COVID-19. However, the industry has displayed resilience during the COVID-19 crisis: after contracting significantly in the first half of 2020, leaving global containerized volumes 6.6% lower compared to the same period of 2019, cargo volumes recovered strongly during the second half of 2020. Overall, negative growth of 2.0% is estimated for 2020 – with a rebound of 6.8% anticipated in 2021. Supply-side fundamentals are supportive: as at December 31, 2020, idle capacity of the global containership fleet was only 1.2% and the orderbook-to-fleet ratio was at a year-end 40 year low.

The containerized supply chain extends throughout the world. Mainlane trades are those linking the major manufacturing economies in Asia with the major consumer economies in North America (the Transpacific trades) and Europe (the Asia-Europe trades), and those linking Europe with the Americas (the Transatlantic trades). These trades tend to be served by the largest containerships on the water. However, in 2019, a more “normal” year compared to 2020, 71% of global containerized volumes were on the non-Mainlane trades, with intra-regional trades—of which the largest is Intra-Asia—representing almost 40%. These non-Mainlane and intra-regional trades are predominantly served by mid-sized and smaller containerships (10,000 TEU, or smaller).

Growth in containerized trade is linked to consumer-led demand for goods and thereby to regional economic growth. Historically, underlying growth was boosted by both the containerization of breakbulk goods, including refrigerated cargoes, and the relocation of manufacturing from developed economies, such as those in Europe and North America, to lower cost regions, most notably in Asia. Of these, the continued containerization of refrigerated (or ‘reefer’) cargoes is expected to continue to outpace overall container trade growth.

From 2000 through 2008, a period of super-cyclical growth largely catalyzed by China, the Compound Annual Growth Rate (“CAGR”) of global containerized trade was 9.9%. Having contracted by 8.0% in 2009, during the Global Financial Crisis, growth rebounded to 15.3% the following year. The CAGR from 2010 through 2019 was 3.8%. In 2020, during the COVID-19 crisis, global containerized trade volumes contracted sharply in the first half of the year, falling 6.6% on the same period in 2019. However, volumes began to recover in the second half of the year, resulting in estimated negative growth of approximately 2.0% for the full year. Analyst consensus for this volume recovery involves a combination of changing consumption habits (consumers purchasing “things” rather than “experiences” during COVID-19 lock-downs), re-stocking, and making supply chains more robust (moving from “just in time” to “just in case” inventory management). Although heavily caveated, growth in 2021 is currently forecast at 6.8%.

Expansion in containerized trade has also led to expansion in the global containership fleet, of which the vast majority of vessels are fully cellular containerships which are ships specialized for the transport of containers and fitted with cell guides throughout the ship to optimize container stowage and significantly enhance the efficiency of load and discharge operations. At the same time, liner shipping companies have sought to reduce slot costs (unit costs) through economies of scale achievable with ever larger ships.

Between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate of 11.4%; and from 2009 through 2019 at 5.9%, as the industry digested the legacy, pre-financial crisis orderbook. In 2020, net supply is estimated to have expanded by 3.1% and, as of December 31, 2020, the containership fleet stood at approximately 5,294 ships, with an aggregate capacity estimated at 23.5 million TEU – over half of which is chartered in from containership owners like Global Ship Lease.

In December 2008, the orderbook was estimated to represent over 60% of existing global capacity. Since then, however, the industry has been adjusting to lower demand growth, capital constraints, and consolidation. By the end of 2020, the overall orderbook-to-fleet ratio was down to 9.9%: a year-end 40 year low. For ships between 2,000 TEU and 9,999 TEU it was 1.3%, and for those between 5,500 TEU and 9,999 TEU (mid-size Post-Panamax) it was 0.1%.

Vessel newbuilding prices, secondhand values, and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand, combined with sentiment. From 2000 through 2020, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $43.5 million, with prices ranging between $31.5 million (2002) and $65.0 million (2008). During the same period, secondhand values for a 10 year old ship of similar size averaged around $22.3 million and ranged between $5.0 million (2016) and $52.0 million (2005). Meantime, spot market charter rates for such tonnage averaged about $16,900 per day and ranged between $5,300 per day (2016) and $43,700 per day (2005). In January 2021, prevailing spot market charter rates were around $21,000 per day, with newbuilding prices at approximately $40.3 million and secondhand values for a 10 year old ship at about $15.0 million.

Containerization is a low-carbon form of transportation, with Green House Gas (“GHG”) emissions per ton-mile of cargo carried significantly lower than that for other common modes of freight transport such as air, road, and rail. As a key component of global supply chains, container shipping is also a contributor to the UN’s Sustainable Development Goals—particularly those associated with poverty alleviation, economic growth, and infrastructure.

The industry’s principal regulator, the IMO, has set targets for the reduction of GHG emissions from shipping. The key agreed target is to reduce annual GHG emissions in absolute terms by at least 50% by 2050, compared to benchmark 2008 levels. Further targets have also been set on carbon intensity: specifically, a reduction in CO2 emissions “per transport work” by at least 40% by 2030, with efforts towards 70% by 2050. Emissions-reducing regulations expected to be introduced from January 1, 2023 include EEXI (Energy Efficiency Existing Ship Index), Enhanced SEEMP (Ship Energy Efficiency Management Plan), and CII (Carbon Intensity Indicator). Among other things, these measures are intended to reduce emissions by limiting the power output from vessels’ main engines, which may have the effect of reducing the operating speed of the global fleet, tightening effective supply.

Some liner companies are adopting Liquified Natural Gas, or LNG, as a transition fuel towards the next generation of genuinely green fuels. Others have expressed skepticism about LNG as part of a de-carbonization strategy given that it is still a hydrocarbon, suggesting they may wait until net-zero emission fuels are commercially available. The current consensus view is that 2030 will be the earliest inflection point at which next-generation green fuels (with the considerable infrastructure required to support them) will become commercially available, allowing industry adoption to begin to accelerate. In the interim, it is expected that the industry will continue to rely predominantly on existing, conventionally-fueled containerships that are optimized for lower emissions. Given that ships are long-lived assets, and that it is not economically viable to radically change fuel and engine type mid-life, uncertainty over future fuel and propulsion standards is inhibiting new ordering activity.

For conventionally-fueled containerships, there is considerable variation in vessel emissions per tonne of cargo carried, with the economies of scale yielded by larger vessels typically resulting in lower emissions per container carried. Other factors, such as vessel age and design, fuel saving and energy efficiency retrofits, sailing speed, time in port, weather routing and other operational differences, can also have a significant impact on the relative fuel efficiency of different classes of containership. Logically, there is a strong correlation between ships with low fuel costs per TEU slot and ships with low emissions per slot. There is a significant increase in efficiency in the transition from small feeder containerships (sub-3,000 TEU) to intermediate-sized vessels (4,000 – 10,000 TEU). Whilst even larger vessels (above 12,000 TEU) offer further efficiencies relative to intermediate vessels, the incremental improvement curve tends to flatten as vessel sizes increase beyond that point.

While the emissions profile of a ship during its operating lifetime is comparatively well understood, insufficient work has been done on a full life-cycle basis: quantifying the material carbon footprints associated with building a new ship, and subsequently de-commissioning and re-cycling it at the end of its economic life.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2020. These amounts do not include dividends on the Series B Preferred Shares which amount to $5.0 million annually based on the principal outstanding as at December 31, 2020. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Long-term debt obligations, excluding interest(1)	$76.7	$260.3	$342.7	$102.2	$781.9
Interest on long-term debt(2)	46.2	65.7	33.1	0.4	145.4
Ship management agreements(3)	14.8	12.4	2.1	—	29.3

Total	$137.7	$338.4	$377.9	$102.6	$956.6

(1)

Consists of total debt outstanding as of December 31, 2020 of $233.4 million aggregate principal amount of the 2022 Notes, $5.8 million under the Hayfin Credit Facility, $433.2 million under the Poseidon credit facilities (comprised of the Chailease Facility, Deutsche, CIT, HCOB, Entrust Credit Facility, Blue Ocean Junior Facility, Senior Secured Syndicated Credit Facility and Junior Syndicated Facility), $49.7 million under the Hellenic Credit Facility and $59.8 million under our 2024 Notes. The table reflects the amortization of the New Hayfin Facility that was used to refinance our 2022 Notes and amortization of the Citi Credit Facility, as relevant, as well as the scheduled fixed amortization and final repayments of all other credit facilities, excluding future cash sweeps, as defined in the relevant credit facilities.

(2)

Represents aggregate interest payments at the fixed rate of 7.5% (7% margin plus floor LIBOR at 0.5%) on the New Hayfin Facility, at the fixed rate of 8.00% on the 2024 Notes and at the fixed rate of 10.00% on the Junior Syndicated Facility and on all of our floating rate debt at the relevant margin plus LIBOR at 0.30%, where applicable.

(3)

Reflects the fees payable to our ship manager for (i) the minimum term of 36-60 months for the ship management agreements with Technomar, from the actual or anticipated effective date of these contracts, at a daily rate of €700 and an exchange rate of 1.228 USD:Euro, inflated at 2.5% annually and brokerage commissions payable to our commercial manager, Conchart, for the current employment of the fleet, up to earliest date of redelivery under current charters. The obligations to our ship managers do not include any amount for the reimbursement of daily operating costs incurred by them on our behalf.

G. Safe Harbor

See the section titled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2020 are listed below:

Name	Age	Position
George Giouroukos	55	Executive Chairman
Michael S. Gross	59	Director
Alain Wils	77	Director
Philippe Lemonnier	60	Director
Michael Chalkias	50	Director
Henry Mannix III	41	Director
Alain Pitner	71	Director
Menno van Lacum	50	Director
Ian J. Webber	63	Chief Executive Officer
Thomas A. Lister	51	Chief Commercial Officer
Anastasios Psaropoulos	42	Chief Financial Officer

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

Michael S. Gross: Mr. Gross has been a director since inception and was Chairman from September 2008 to November 2018 when the strategic combination with Poseidon Containers closed. Mr. Gross is the Chairman of the board of directors and Co-Chief Executive Officer of SLR Investment Corp. and SLR Senior Investment Corp., publicly traded BDC’s focused on private direct lending. From 2004 to 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. (“AIM”), the investment adviser to AIC. From 1990 to 2006 Mr. Gross was a senior partner of Apollo Management, a leading private equity firm which he co-founded in 1990.

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

Michael Chalkias: Mr. Chalkias has been a director since November 2018 when the strategic combination with Poseidon Containers was completed. He is the Co-founder and Co-Chief Executive Officer of the Prime Marine group, a leading global operator and manager in the seaborne oil and gas transportation space, which has managed more than 100 ships since its inception, Since March 2018, Mr. Chalkias has also served as non-executive, non-independent director of First Ship Lease Trust (“FSL Trust”), a Singapore-based business trust listed on the Mainboard of the Singapore Exchange Securities Trading Limited. Mr. Chalkias counts more than 25 years in the shipping industry, during which he has accumulated extensive in-depth knowledge in all aspects of the business and established strong relationships in the sector. Through Prime Marine, he has invested in many ships, primarily product tankers and gas carriers and has partnered with a number of international banks and US private equity firms. Prior to co-founding Prime Marine’s predecessor in 1999, he was employed by Tufton Oceanic Limited, a specialized shipping finance and investment firm in London, where he was actively involved with debt and equity instruments as well as structured financing. Mr. Chalkias holds an MSc with Distinction in Shipping, Trade & Finance from the Cass Business School at the City University of London and a BSc with Honors in Maritime Business and Maritime Law from the University of Plymouth.

Henry (Hank) Mannix III: Mr. Mannix was appointed a director in November 2018. He has served as a director of Poseidon Containers since 2010. Mr. Mannix joined Kelso & Company, a U.S. private equity firm, in 2004 and became a Managing Director in 2015. He spent the preceding two years in the investment banking division of Credit Suisse First Boston. Mr. Mannix is also a director of Elara Caring, Physicians Endoscopy and Refresh Mental Health. Mr. Mannix received a B.A. in Math and Economics from the College of the Holy Cross in 2001. Mr. Mannix has extensive experience in corporate financing and in evaluating the financial performance and operations of companies across a variety of business sectors, including the shipping sector.

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

Thomas A. Lister: Mr. Lister has been our Chief Commercial Officer since August 2008 and, from April 2017 until the merger with Poseidon Containers in November 2018, was also our Chief Financial Officer. From 2005 until 2007, Mr. Lister was a Senior Vice President at DVB. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group, Nordcapital & E.R.Schiffahrt, as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles for liner shipping companies and their agents. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Anastasios Psaropoulos: Mr. Psaropoulos became our Chief Financial Officer in November 2018. He has over 12 years of experience in finance in the shipping sector. He has served as Chief Financial Officer of Poseidon Containers and Technomar, which he joined in 2011, participating in more than 190 successful S&P transactions including distressed deals. Prior to Poseidon, he was financial controller in Dolphin Capital, an AIM listed real estate development fund. He has also worked as an external auditor with PricewaterhouseCoopers, covering shipping and oil & gas industries. Mr. Psaropoulos holds a Master in Economics with specialization in Finance and Investments, from the Athens University of Economics and Business. He has also participated in the Program for Leadership Development (PLDA) of Harvard Business School.

B. Compensation

Compensation of Executive Officers

For the year ended December 31, 2020, we have expensed an aggregate of $1.51 million in compensation to our executive officers. Set forth below is a description of certain material terms of the employment agreements with each of our executive officers, which is qualified in its entirety by the respective agreements which are filed as exhibits hereto.

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

Compensation of Directors

Our Executive Chairman is employed by GSL Enterprises Ltd. and is entitled to a net annual salary of $80,000 and an annual performance-based cash bonus which is anticipated to be at least $170,000. Our other directors receive an annual fee of $105,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the nominating and corporate governance committee and the compensation committee each receive an additional $5,000 and each member of those committees receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our Board of Directors or committees.

2019 Omnibus Incentive Plan

On February 4, 2019, our Board of Directors adopted the Global Ship Lease, Inc. 2019 Omnibus Incentive Plan, (the “2019 Plan”), under which directors, officers and employees (including any prospective director, officer or employee) of us and our subsidiaries and affiliates are eligible to receive non-qualified options, stock appreciation rights, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards as set forth fully in the 2019 Plan. We have reserved a total of 1,812,500 Class A common shares for issuance under the 2019 Plan during its 10-year term. During any calendar year, each non-employee director may not be granted more than 12,500 shares of Class A common stock or cash awards in excess of $100,000. We currently have 391,500 Class A common shares remaining to be awarded under the 2019 Plan.

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

Our Board of Directors may amend or terminate the 2019 Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair the rights or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of 2019 Plan amendments may be required in certain circumstances if required by applicable rules of a national securities exchange or the SEC. Unless terminated earlier by our Board of Directors, the 2019 Plan will expire 10 years from the date on which the 2019 Plan was adopted by the Board of Directors.

Following the adoption of the 2019 Plan, the 2015 and 2008 Plans were terminated.

In 2019, our Board of Directors approved awards to our executive officers under the 2019 Plan, providing our executive officers with the opportunity to receive up to 1,359,375 Class A common shares in aggregate, in four tranches. In addition, On March 11, 2021, our Board of Directors approved additional awards of 61,625 of Class A common shares under 2019 Plan resulting in a total amount of awards totaling up to 1,421,000 shares.

•

Tranche A, to vest based on time served only, over the three years commencing January 1, 2019. One third of Tranche A vested in the first quarter of 2020 and the remainder will vest in eight equal instalments over consecutive three month intervals which commenced March 31, 2020.

•	Tranche B, vested in January 2020, as the 60 Day Volume Weighted Average Price (the “60 Day VWAP”) of the Class A common shares exceeded $8.00.

•	Tranche C, vested in January 2021, as the 60 Day VWAP of the Class A common shares exceeded $11.00.

•	Tranche D, to vest on the business day after the 60 Day VWAP of the Class A common shares exceeds $14.00.

Mr. Giouroukos, Mr. Webber, Mr. Psaropoulos, Mr. Lister and other employees were awarded 27%, 22%, 13%, 13% and 3% of the total number of Class A common shares, respectively, with Tranche A, B, C and D representing 25%, 15%, 25% and 35% respectively.

C. Board Practices

Our Board of Directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The current term of office of the Term I class of directors consisting of Mr. Lemonnier, Mr. Mannix and Mr. Pitner, expires at the annual meeting of shareholders to be held in 2021. The current term of office of the Term II class of directors, consisting of Mr. Chalkias and Mr. Giouroukos, expires at the annual meeting of shareholders to be held in 2022. The current term of office of the Term III class of directors, consisting of Mr. Gross, Mr. van Lacum and Mr. Wils, expires at the annual meeting of shareholders to be held in 2023.

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

Director Independence

Our Board of Directors has determined that all directors other than Mr. Lemonnier are “independent directors” as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE rules. Mr. Lemonnier, a senior executive of CMA CGM, was appointed as a Director in September 2017, following his nomination by CMA CGM.

Board Observer Agreement

On November 12, 2019, we entered into a Board Observer Agreement with B. Riley Financial, Inc. and B. Riley FBR which (i) amended the prior engagement letter and underwriting agreement by and between B. Riley FBR and ourselves to eliminate the right of B. Riley FBR to appoint a director to our Board of Directors; and (ii) granted a right to B. Riley Financial, Inc. to designate an observer to our Board of Directors (“Observer”), provided that B. Riley Financial, Inc. and/or its affiliates own more than 5% of the outstanding voting power of us. The Observer may attend all meetings of the Board of Directors and certain meetings of committees of our Board of Directors in a non-voting, observer capacity and may participate in discussions of our Board of Directors. B. Riley Financial, Inc. has designated Daniel Shribman as its representative to serve as Observer.

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

In addition, the audit committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our Board of Directors has determined that Mr. van Lacum satisfies the NYSE’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under Item 401 of Regulation S-K under the Exchange Act.

Compensation Committee

U.S. domestic issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee. Our compensation committee consists of Messrs. Gross, Mannix and Pitner. The compensation committee is responsible for and reports to our Board of Directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and determines director and executive compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

U.S. issuers are required to have a nominating and corporate governance committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a nominating and corporate governance committee. Our nominating and corporate governance committee consists of Messrs. Chalkias, Pitner and Wils. The nominating and corporate governance committee reports to our Board of Directors on and is responsible for succession planning and the appointment, development and performance evaluation of our board members and senior executives. It also assesses the adequacy and effectiveness of our corporate governance guidelines, reviewing and recommending changes to the board whenever necessary.

Conflicts Committee

We have established a Conflicts Committee to review, evaluate, and approve any transaction or other matter referred or disclosed to it where a conflict of interest or potential conflict of interest exists or arises, whether real or perceived. Such matters may include transactions between us on the one hand, and Technomar, or Conchart, or any of our officers or directors or affiliates of our officers or directors, on the other hand. Our Conflicts Committee consists of Messrs. Chalkias, van Lacum, and Wils.

Environment, Social, and Governance (“ESG”) Committee

We have established an ESG Committee to (i) guide, support, and supervise management in developing, articulating, and continuing to evolve, our ESG strategy, (ii) evaluate and recommend ESG initiatives for adoption by us, (iii) assess ESG risks and opportunities, and (iv) promote ESG practices within our business culture and processes. Our ESG committee consists of Messrs. Chalkias, van Lacum, Wils, and Giouroukos.

D. Employees

As of December 31, 2020, we had seven employees.

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

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares or our Series C Preferred Shares, shown as beneficially owned, subject to applicable community property laws. As of the date of this report, an aggregate of 36,283,468 Class A common shares were issued and outstanding.

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

Name of Beneficial Owner	Class A Common Shares Beneficially Owned		Approximate Percentage of Outstanding Class A Common Shares(1)
5% Shareholders:
Kelso	12,955,188	(2)	35.7%
CMA CGM S.A.	3,051,587	(3)	8.4%
B. Riley Financial, Inc.	2,189,824	(4)	6.0%
Other Directors and Executive Officers:
Henry Mannix III	See footnote	(2)	See footnote (2)
George Giouroukos	1,628,305	(5)(7)	4.5%
Michael Gross	1,344,094	(6)	3.7%
Alain Wils	1,312		0.0%
Menno van Lacum	13,794	(7)	0.0%
Ian Webber	69,106	(7)	0.2%
Thomas Lister	33,801		0.1%
Anastasios Psaropoulos	88,299	(7)	0.2%
All directors and executive officers as a group (11 individuals)	16,133,899	(2)	44.5%

(1)	Calculated based on 36,283,468 Class A common shares outstanding as of the date of this report.
(2)

This information is derived from a Schedule 13D filed with the SEC on October 4, 2019 and information provided to us by Kelso. On January 20, 2021, upon the redemption in full of our 2022 Notes, KIA VIII (Newco Marine) Ltd., or KIA VIII, and KEP VI (Newco Marine) Ltd., or KEP VI, exercised their right to convert an aggregate of 250,000 Series C Preferred Shares, representing all such shares outstanding at that time, into Class A common shares of the Company, resulting in our issuance of an aggregate of 12,955,188 Class A common shares to KIA VIII and KEP VI. KEP VI (Cayman), L.P., KEP VI (Cayman) GP Ltd., KIA VIII (International), L.P., KELSO GP VIII (Cayman) L.P., KELSO GP VIII (Cayman) Ltd., Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Stanley de J. Osborne, Church M. Moore, Christopher L. Collins, Anna Lynn Alexander, Howard A. Matlin, Stephen C. Dutton, Matthew S. Edgerton, Henry Mannix III and Willian Woo (the “Kelso Joint Filers”) may be deemed to share beneficial ownership of these Class A common shares. Each of the Kelso Joint Filers share investment and voting power with respect to any Class A common shares beneficially owned by KIA VIII and KEP VI but disclaim beneficial ownership of such Class A common shares.

(3)

This information is derived from a Schedule 13D/A filed with the SEC on October 15, 2019. CMA CGM S.A. is controlled by Merit Corporation S.A.L., which may be deemed to exercise voting and investment power over all securities of Global Ship Lease, Inc. held by CMA CGM S.A. and thus may be deemed to beneficially own such securities.

(4)

This information is derived from a Schedule 13G/A filed with the SEC and dated January 21, 2021. As at that date, BRC Partners Opportunity Fund, L.P. (“BRPLP”) beneficially owned 416,840 shares of Class A common shares. BRC Partners Management GP, LLC. (“BRPGP”) is the general partner of BRPLP. B. Riley Capital Management, LLC. (“BRCM”) is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to have beneficially owned the 416,840 shares of Class A common shares owned directly by BRPLP. As at that date, B. Riley Securities, Inc. (“BRS”) beneficially owned 1,772,984 shares of Class A common shares. As at that date, B. Riley Financial, Inc. as the parent company of BRCM and BRS may be deemed to have beneficially owned the 2,189,824 shares of Common Stock beneficially owned in the aggregate by BRCM and BRS.

(5)

Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Shipping Participations Inc., which is the record holder of 1,628,305 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Shipping Participations Inc.

(6)

This information is derived from a Schedule 13D/A filed with the SEC on January 21, 2021. Michael S. Gross directly holds 566,880 shares of Class A common shares. Marathon Founders, LLC directly holds 777,214 shares of Class A common shares. As the Managing Member of Marathon Founders, LLC, Mr. Gross may be deemed to exercise voting rights and investment power over all securities of Global Ship Lease, Inc. held by Marathon Founders, LLC and thus may be deemed to beneficially own such shares.

(7)

Does not include share-based awards for which shares have not been issued that were approved by the Company’s Board of Directors in 2019, which are described above under the heading “Item 6. Directors, Senior Management and Employees-B. Compensation-2019 Omnibus Incentive Plan”.

As of March 10, 2021, we had 18 registered shareholders of record, five of which were located in the United States and held an aggregate of 17,465,746 of our Class A common shares, representing 48.1% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 16,668,815 of our Class A common shares as of March 10, 2020. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

Ship Management Agreements

As of December 31, 2020, Technomar provided day-to-day technical ship management services to us on all of our vessels pursuant to technical ship management agreements. Mr. George Giouroukos, our Executive Chairman, is a significant shareholder of Technomar. Technomar’s services being provided under the technical ship management agreements include crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We pay Technomar a daily management fee of EUR 685 (EURO 700 from January 1, 2021) per vessel, to be paid in U.S. Dollars at an agreed rate of exchange, which, in addition to covering the technical ship management services being provided, includes administrative support services, including accounting and financial reporting, treasury management services and legal services also being provided pursuant to the technical ship management agreements. The technical ship management agreements with Technomar are for a minimum term of 36 months other than those for the 21 vessels provided as security for the New Hayfin Facility where the minimum term is five years from January 2021 and the five vessels provided as security for the Hellenic Credit facility where the minimum term is also five years starting on the dates that the vessels were delivered to us which were between May and December 2019. The technical ship management agreements may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the technical ship management agreements are terminated on at least six months prior written notice, a termination fee equal to 50% of the annual management fee is payable to Technomar if the technical ship management agreements are terminated by the mangers and a termination fee equal to two times the annual fee is payable to Technomar if the technical ship management agreements are terminated by the owners. Our other ship technical ship management agreements may generally be terminated by either party on two months prior written notice. The Technomar technical ship management agreements may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the technical ship management agreement, and (iv) upon the sale or total loss of a vessel; except where the owner is terminating the technical ship management agreements for cause, a termination fee is payable to Technomar and will range from 25% of the annual management fee to two times the annual management fee, depending on the reason for the termination.

The management fees paid by us to Technomar for the year ended December 31, 2020 amounted to $12.6 million. The management fees paid by us to Technomar and CMA Ships for the year ended December 31, 2019 amounted to $9.2 million and $0.8 million, respectively. For the year ended December 31, 2018 management fees amounted to $0.7 million and $1.0 million, respectively.

Conchart provides commercial management services to us on all of our vessels pursuant to commercial management agreements. Mr. George Giouroukos, our Executive Chairman, is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advising us on market developments, and on the development of new rules and regulations with respect to trading and cargo restrictions, (iv) assisting in the calculation of hires, and the collection of any sums related to the operation of vessels, (v) communicating with agents, and (vi), negotiating memoranda of agreement for the sale of the vessels. Except with respect to charters with CMA CGM, we have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, and we have agreed to pay Conchart a 1.00% commission on any sale and purchase transaction. No commission is payable on any charter to CMA CGM, or extension thereof, in place as of October 29, 2018. For any new charters to CMA CGM or its affiliates, the rate of commission is 0.75%. However, no commission is payable for such charters if CMA CGM or its affiliates waive their own address commission. The commercial management agreements with Conchart are for a minimum term of 36 months other than those for the 21 vessels provided as security for the New Hayfin Facility where the minimum term is five years from January 2021 and the five vessels provided as security for the Hellenic Credit facility where the minimum term is also five years starting on the dates that the vessels were delivered to us which were between May and December 2019. The commercial management agreements may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the commercial management agreements are terminated on at least six months prior written notice, a termination fee equal to six times the average monthly commission paid by us to Conchart (or which accrued) in the prior six month period is payable to Conchart if the commercial management agreements are terminated by the mangers and a termination fee equal to twelve times the average monthly commission paid by us to Conchart (or which accrued) in the prior twelve month period is payable to Conchart if the commercial management agreements are terminated by the owners. The Conchart commercial management agreements may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the commercial management agreement, and (iv) upon the sale or total loss of a vessel; except where the owner is terminating the commercial management agreements for cause, a termination fee is payable to Conchart and will range from three times the average monthly commission paid by us to Conchart (or which accrued) in the prior three month period to twelve times the average monthly commission paid by us to Conchart (or which accrued) in the prior twelve month period, depending on the reason for the termination.

The fees paid by us to Conchart for the year ended December 31, 2020 amounted to $2.4 million. For the year ended December 31, 2019, fees paid to Conchart amounted to $1.8 million.

GSLS had entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, whereby Conchart was appointed to provide commercial advisory and exclusive brokerage services to us on our vessels which we provided as security to the 2022 Notes and Citi Credit facility, none of which are vessels covered by the commercial management agreement with us and Conchart. Under the EBSA, Conchart provided GSLS brokerage services which included the marketing of the vessels for sale, and the negotiation and execution of charters for the vessels. Except with respect to charters with CMA CGM, GSLS agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, and GSLS agreed to pay Conchart a 1.00% commission on any sale and purchase transaction. No commission is payable on any charter to CMA CGM, or extension thereof, in place as of October 29, 2018. Also, no commission was payable to Conchart in cases when not more than 30 days have elapsed between the conclusion of a new charter to CMA CGM and the end of a preexisting CMA CGM charter which was in place on October 29, 2018, provided that the relevant vessel has not been chartered to any non-CMA CGM charterer in the period between the two CMA CGM charters. For any other new charters to CMA CGM or its affiliates, the rate of commission was 0.75%; however, no commission was payable for such charters if CMA CGM or its affiliates waive their own address commission. The EBSA with Conchart is for a minimum term of three years. The EBSA may have been terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the EBSA had been terminated on at least six months prior written notice, a termination fee equal to six times the average monthly commission paid by GSLS to Conchart (or which accrued) in the prior six month period would have been payable to Conchart if the EBSA was terminated by the mangers and a termination fee equal to twelve times the average monthly commission paid by GSLS to Conchart (or which accrued) in the prior twelve month period was payable to Conchart if the EBSA was terminated by the owners. The EBSA may also have been terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the EBSA, and (iv) upon the sale or total loss of a vessel; except where GSLS was terminating the EBSA for cause, a termination fee was payable to Conchart and would have ranged from three times the average monthly commission paid by GSLS to Conchart (or which accrued) in the prior three month period to twelve times the average monthly commission paid by GSLS to Conchart (or which accrued) in the prior twelve month period, depending on the reason for the termination.

By mutual consent, the EBSA was terminated without penalty on the repayment of the 2022 Notes on January 20, 2021 and the relevant 16 vessels became subject to commercial management agreements directly with Conchart, on terms substantially similar to those of the EBSA.

For additional information on our related party transactions, please see the notes to our consolidated financial statements included herein.

Kelso Letter Agreement

In September 2019, we entered into an agreement with Kelso, whereby Kelso agreed to convert all of its outstanding Series C Preferred Shares into Class A common shares upon the repayment in full of our 2022 Notes, which occurred in January 2021.

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

Dividend Policy

On January 12, 2021, we announced that our Board of Directors had initiated a new dividend policy under which we intend to pay shareholders a regular quarterly cash dividend of $0.12 per Class A common share with effect from the first quarter of 2021.

However, dividends, if any, would be based on available cash flow, rather than net income, after all relevant cash expenditures, including cash interest expense on borrowings that finance operating assets, cash income taxes and after an allowance for the cash cost of future drydockings but not including deductions for non-cash items including depreciation and amortization and changes in the fair values of financial instruments, if any.

The declaration and payment of any dividend is subject at all times to the discretion of our Board of Directors which reviews our dividend policy quarterly, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and financial performance including cash flow, restrictions under our current and future agreements governing our indebtedness, including our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our Board of Directors, increased or unanticipated expenses, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

There were 2,282,198 Depositary Shares outstanding at December 31, 2020, each of which represents 1/100th of one share of our Series B Preferred Shares. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares, subject to certain exceptions. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Dividends have been declared as scheduled with respect to our Series B Preferred Shares.

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

On August 20, 2014, we issued 1,400,000 Depositary Shares, each of which represents 1/100th of one share of our Series B Preferred Shares. A further 42,800 Depositary Shares were issued during the year ended December 31, 2019 under our Depositary Shares ATM Program, 839,442 Depositary Shares were issued during the year ended December 31, 2020 under the program and a further 266,024 Depositary Shares have been issued between January 1, 2021 and March 10, 2021. Each Series B Preferred Share has the right to receive the liquidation preference of $2,500.00 per share (equivalent to $25.00 per depositary share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared. Dividends are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors.

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

On November 15, 2018, we issued 250,000 Series C Preferred Shares of par value $0.01 per share. The Series C Preferred Shares were converted to an aggregate of 12,955,188 Class A common shares on January 20, 2021.

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

E. Taxation

The following represents the opinion of our United States and Marshall Islands tax counsel, Seward & Kissel LLP, and is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our Class A common shares and Series B Preferred Shares.

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

The Section 883 exemption

The 4% gross basis tax described above is inapplicable to U.S. source transportation income that qualifies for exemption under Section 883 of the Code. To qualify for the Section 883 exemption, a foreign corporation must, among other things:

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

We are organized under the laws of the Marshall Islands. Each of the vessels in the fleet is owned by a separate wholly owned subsidiary organized either in the Marshall Islands, Liberia Cyprus or Hong Kong. The U.S. Treasury Department recognizes the Marshall Islands, Liberia, Cyprus and Hong Kong as jurisdictions that grant an Equivalent Exemption; therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy the second requirement enumerated above.

(1) The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders include: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-U.S. corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). Given the widely held nature of our Class A common shares, we do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test.

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. During the 2020, the Class A common shares represented more than 50% of the total combined voting power and value of all classes of our stock. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year. However, the Class A common shares may not represent more than half of the voting power or value of all classes of our stock.

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

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2009 through 2018 under the Publicly Traded Test. We do not believe that we were able to satisfy the “publicly-traded” test for 2019 and, consequently, we were not exempt from U.S. federal income taxation on our U.S. source gross transportation income. Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2020. Whether we may satisfy the “publicly-traded” test for 2021 and future taxable years depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2021 or future taxable years.

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

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a U.S. holder’s tax basis (or fair market value). If we pay an “extraordinary dividend” on our Class A common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Tax Consequences of Holding 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

Our Series B Preferred Shares are treated as equity rather than debt for U.S. federal income tax purposes. Similar considerations apply as those described above in “—Tax Consequences of Holding Class A common shares.” Holders of Series B Preferred Shares should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our Series B Preferred Shares, in light of their particular circumstances.

Special rules may apply to any “extraordinary dividend” paid by us to U.S. holders of Series B Preferred Shares. Dividends paid by us in respect of stock which is preferred as to dividends will be treated as an “extraordinary dividend” if the issue price of such stock exceeds its liquidation rights or its stated redemption price. If we pay an “extraordinary dividend” on our Series B Preferred Shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend. U.S. holders of Series B Preferred Shares are urged to consult their tax advisors about the potential treatment of dividends as “extraordinary dividends” for U.S. federal income tax purposes.

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

Other Taxation

We may be subject to taxation in certain non-U.S. jurisdictions because we are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

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

Based on the outstanding balance at December 31, 2020 of our floating rate credit facilities of $450.2 million and ignoring amortization thereon and cash on hand, a hypothetical 1% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $4.5 million.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2020.

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

During the period covered by this Annual Report on Form 20-F, there have been no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2020 and 2019 was PricewaterhouseCoopers S.A., independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers S.A.’s Services

The fees for services rendered by the principal accountant in 2020 and 2019 were as follows:

	2020	2019
Audit Fees	$492,398	$858,705
Audit related fees	51,568	21,200
Tax Fees	132,158	55,334

Total	$676,124	$935,239

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

Tax Fees

Tax fees for 2020 and 2019 are primarily for tax compliance and consultation services.

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

The following financial statements, together with the report of PricewaterhouseCoopers S.A. thereon, beginning on page F-1, are filed as part of this Annual Report:

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Global Ship Lease, Inc.’s Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 6-K, filed with the SEC on March 25, 2019).

1.3	Third Amended and Restated Bylaws of Global Ship Lease, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed on March 23, 2020).

1.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

1.5	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 10, 2019).

1.6	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F filed on March 29, 2019).

2.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K (File No. 001-34153) filed on March 25, 2019).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

2.3	Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on November 19, 2019).

2.4	First Supplemental Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed on November 19, 2019).

2.5	Amendment No. 1 to the First Supplemental Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee, entered into as of April 2, 2020 (incorporated by reference to Exhibit 2.5 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

2.6*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.2	Form of Guarantee made by CMA CGM S.A. for Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.3	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.4	Facility Agreement, dated September 19, 2019, by and among the subsidiaries of the Company listed in Part A of Schedule 1 thereto as borrowers, the Company and Poseidon Containers Holdings LLC, Hephaestus Marine LLC, Pericles Marine LLC and Zeus One Marine LLC as guarantors, the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank and ABN AMRO Bank N.A. as bookrunners and arrangers, Crédit Agricole Corporate and Investment Bank, ABN AMRO Bank N.A. and CIT Bank, N.A. as mandated lead arrangers and Crédit Agricole Corporate and Investment Bank, as facility agent and security agent (incorporated by reference to Exhibit 10.36 of the Company’s Registration Statement on Form F-1/A (File No. 333-233198) filed on September 24, 2019).

4.5	Junior Facility Agreement, dated September 19, 2019, by and among the companies listed in Part A of Schedule 1 as joint and several borrowers, Poseidon Containers Holdings LLC, Global Ship Lease, Inc., Hephaestus Marine LLC, Pericles Marine LLC and Zeus One Marine LLC as guarantors, the financial institutions listed in Part B of Schedule 1 as lenders, and Wilmington Trust (London) Limited as facility agent and security agent (incorporated by reference to Exhibit 10.37 of the Company’s Registration Statement on Form F-1/A (File No. 333-233198) filed on September 24, 2019).

4.6	Term Loan Facility, dated May 23, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent (incorporated by reference to Exhibit 10.35 of the Company’s Registration Statement on Form F-1 (File No. 333-233198) filed on August 9, 2019).

4.7	Deed of Accession, Amendment and Restatement, dated December 10, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as original borrowers, Global Ship Lease 33 LLC and Global Ship Lease 34 LLC, as additional borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent, relating to the facility agreement dated May 23, 2019. (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on April 2, 2020)

4.8	Junior Term Loan Facility, dated December 31, 2018, by and among Laertis Marine LLC, Telemachus Marine LLC and Penelope Marine LLC, as joint and several borrowers and hedge guarantors, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC and K&T Marine LLC, as guarantors, and Wilmington Trust (London) Limited as facility agent and security agent. (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F filed on April 2, 2020)

4.9	Term Loan Facility, dated November 9, 2018, by and among Laertis Marine LLC, Telemachus Marine LLC and Penelope Marine LLC as joint and several borrowers and hedge guarantors, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC and K&T Marine LLC, as guarantors, Deutsche Bank AG, as arranger, Deutsche Bank AG Filiale Deutschlandgeschaft, as account bank, and Wilmington Trust, National Association, as facility agent and security agent (incorporated by reference to Exhibit 4.26 of the Company’s Form 20-F filed on March 29, 2019).

4.10	Facility Agreement, dated September 7, 2018, by and among Global Ship Lease Investments, Inc., as borrower, Global Ship Lease 26 Limited, as original vessel owner, GSL Holdings, Inc., as parent, Global Ship Lease, Inc., as ultimate parent, the financial institutions listed in Schedule 1 Part II, as original lenders, and Hayfin Services LLP as agent and security agent. (incorporated by reference to Exhibit 4.22 of the Company’s Annual Report on Form 20-F filed on April 2, 2020)

4.11	Term Loan Facility, dated February 26, 2020, by and among Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor and Chailease International Financial Services Pte. Ltd., as lender. (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F filed on April 2, 2020)

4.12*	$236.2 Million Senior Secured Loan Facility, dated January 7, 2021.

4.13	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.14	2019 Omnibus Incentive Plan (incorporated by reference to Exhibit I of the Company’s Report on Form 6-K (File No. 001-34153) filed on March 1, 2019).

4.15	Amended and Restated Service Agreement of Ian J. Webber, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of the Company’s Form 20-F filed on March 29, 2019).

4.16	Deed of Amendment of Amended and Restated Service Agreement of Ian J. Webber, dated October 16, 2018 (incorporated by reference to Exhibit 4.35 of the Company’s Form 20-F filed on March 29, 2019)

4.17	Amended and Restated Service Agreement of Thomas A. Lister, dated June 1, 2018 (incorporated by reference to Exhibit 4.36 of the Company’s Form 20-F filed on March 29, 2019).

4.18	Deed of Amendment of Amended and Restated Service Agreement of Thomas A. Lister, dated October 16, 2018 (incorporated by reference to Exhibit 4.37 of the Company’s Form 20-F filed on March 29, 2019).

4.19	Non-Compete Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.20	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.21	Letter Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Global Ship Lease, Inc., CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.22	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.23	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.24	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 4.44 of the Company’s Form 20-F filed on March 29, 2019)

4.25	Board Observer Agreement and Amendment to Engagement Letter and Underwriting Agreement, dated November 12, 2019, by and among the Company, B. Riley FBR, Inc. and B. Riley Financial, Inc. (incorporated by reference to Exhibit 4.40 of the Company’s Annual Report on Form 20-F filed on April 2, 2020))

4.26*	Amended and Restated Employment Agreement, dated March 12, 2020, by and between GSL Enterprises Ltd. and Georgios Giouroukos

4.27*	Amended and Restated Employment Agreement, dated March 12, 2020, by and between GSL Enterprises Ltd. and Anastasios Psaropoulos

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers S.A.

15.2*	Consent of Maritime Strategies International Ltd.

15.3*	Consent of Seward & Kissel LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Date: March 19, 2021

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

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

Significant Transactions with Related Parties

As discussed in Note 2(a) to the consolidated financial statements, the Company has significant contracts with CMA CGM, a related party and a significant source of the Company’s operating revenues and consequently the Company is dependent on the performance by CMA CGM of its obligations under those contracts which will in turn depend partly on CMA CGM’s financial situation.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment – Long-lived assets

As disclosed in Notes 2 and 4 to the consolidated financial statements, as of December 31, 2020 the Company’s fleet consisted of vessels with a total carrying value of $1.1 billion. Management reviews vessels held and used or to be disposed of by the Company for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers. The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet, (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values. Revenue assumptions are based on contracted time charter rates up to the end of the existing contract of each vessel and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

The principal considerations for our determination that performing procedures relating to impairment assessment – long lived assets is a critical audit matter, is the significant judgement by management in the selection of the forecast charter rates in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel group thereafter, as a benchmark for the estimated time charter rates for the non-contracted revenue days. A high degree of auditor judgement, subjectivity and significant effort was also required in performing procedures and evaluating audit evidence obtained related to the estimated time charter rates for the non-contracted revenue days, which involved the use of professionals with the specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, assessing the step one analysis of the impairment assessments with the relevant accounting framework; testing completeness, accuracy and relevance of underlying data used in the analysis; evaluating the appropriateness of the undiscounted cash flow model and the reasonableness of the significant assumption used by management relating to estimated time charter rates for non-contracted revenue days. The reasonableness of the estimated time charter rates was assessed by (i) comparing them to actual historical average time charter rates of the vessels and (ii) ensuring consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s undiscounted cash flow model and the reasonableness of the estimated time charter rates used in the model.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 19, 2021

We have served as the Company’s auditor since 2018.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$80,757	$138,024
Restricted cash	3	825	3,909
Accounts receivable, net		2,532	2,350
Inventories	8	6,316	5,595
Prepaid expenses and other current assets	7	6,711	8,132
Due from related parties	13	1,472	3,860

Total current assets		$98,613	$161,870

NON - CURRENT ASSETS
Vessels in operation	4	$1,140,583	$1,155,586
Advances for vessels acquisitions and other additions	4	1,364	10,791
Intangible assets - charter agreements	6	—	1,467
Deferred charges, net	5	22,951	16,408
Restricted cash, net of current portion	3	10,680	5,703

Total non - current assets		1,175,578	1,189,955

TOTAL ASSETS		$1,274,191	$1,351,825

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	9	$10,557	$9,052
Accrued liabilities	10	19,127	22,916
Current portion of long - term debt	11	76,681	87,532
Deferred revenue		5,623	9,987
Due to related parties	13	225	109

Total current liabilities		112,213	129,596

LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	11	$692,775	$809,357
Intangible liabilities - charter agreements	6	4,462	6,470

Total non - current liabilities		697,237	815,827

Total liabilities		$809,450	$945,423

Commitments and Contingencies	4	—	—
SHAREHOLDERS’ EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,741,008 shares issued and outstanding (2019 – 17,556,738 shares)	15	$177	$175
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 22,822 shares issued and outstanding (2019 – 14,428 shares)	15	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2019 - 250,000 shares)	15	3	3
Additional paid in capital		586,355	565,586
Accumulated deficit		(121,794)	(159,362)

Total shareholders’ equity		464,741	406,402

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,274,191	$1,351,825

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

		Year ended December 31,
	Note	2020	2019	2018
OPERATING REVENUES
Time charter revenue (include related party revenues of $144,608, $153,661 and $126,207 for each of the years ended December 31, 2020, 2019 and 2018, respectively)	12, 13	$282,813	$261,102	$157,097
OPERATING EXPENSES:
Vessel operating expenses (include related party vessels operating expenses of $12,580, $9,880 and $1,689 for each of the years ended December 31, 2020, 2019 and 2018, respectively)	13	102,837	87,786	49,273
Time charter and voyages expenses - related parties (include related party brokerage commissions of $2,446, $1,845 and $222 for each of the years ended December 31, 2020, 2019 and 2018, respectively)	13	11,149	9,022	1,574
Depreciation and amortization	4, 5	46,978	43,912	35,455
Impairment of vessels	4	8,497	—	71,834
General and administrative expenses		8,350	8,815	9,221
Loss on sale of vessels		244	—	—

Operating Income/ (Loss)		104,758	111,567	(10,260)

NON-OPERATING INCOME/(EXPENSES)
Interest income		956	1,791	1,425
Interest and other finance expenses		(65,354)	(74,994)	(48,686)
Other income, net		1,252	1,477	212

Total non-operating expenses		(63,146)	(71,726)	(47,049)

Income/ (Loss) before income taxes		41,612	39,841	(57,309)

Income taxes		(49)	(3)	(55)

Net Income/ (Loss)		$41,563	$39,838	$(57,364)
Earnings allocated to Series B Preferred Shares		(3,995)	(3,081)	(3,062)

Net Income/ (Loss) available to Common Shareholders		$37,568	$36,757	$(60,426)

Earnings/ (Loss) per Share
Weighted average number of Class A common shares outstanding
Basic	17	17,687,137	11,859,506	6,514,390
Diluted	17	17,752,525	11,906,906	6,514,390
Net Earnings / (Loss) per Class A common share
Basic	17	1.23	1.48	(7.42)
Diluted	17	1.22	1.48	(7.42)
Weighted average number of Class B common shares outstanding
Basic and diluted	17	nil	nil	925,745
Net Earnings / (Loss) per Class B common share
Basic and diluted	17	n/a	n/a	nil

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2020	2019	2018
Cash flows from operating activities:
Net income / (loss)		$41,563	$39,838	$(57,364)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization		46,978	43,912	35,455
Impairment of vessels	4	8,497	—	71,834
Loss on sale of vessels		244	—	—
Amortization of deferred financing costs		4,085	3,108	4,629
Amortization of original issue discount/premium on repurchase of notes		3,269	1,140	1,207
Amortization of intangible assets/liabilities - charter agreements	6	(541)	1,933	(1,305)
Share based compensation	16	1,998	1,717	50
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets		3,132	(1,393)	5,019
(Increase)/decrease in inventories		(721)	174	(2,250)
Increase/(decrease) in accounts payable and other liabilities		(2,215)	2,284	(9,117)
Increase/(decrease) in related parties’ balances, net		2,504	(6,251)	(625)
(Decrease)/increase in deferred revenue		(4,364)	6,869	214
Unrealized foreign exchange gain		—	50	(5)

Net cash provided by operating activities		104,429	93,381	47,742

Cash flows from investing activities:
Acquisition of vessels		(23,060)	(72,997)	(11,436)
Cash paid for vessel expenditures		(4,089)	(9,528)	(239)
Net proceeds from sale of vessels		6,852	—	14,504
Advances for vessel acquisitions and other additions		(4,541)	(9,184)	—
Cash paid for drydockings		(14,756)	(7,390)	(2,636)
Cash acquired in Poseidon Transaction, net of capitalized expenses		—	(826)	24,037

Net cash (used in)/provided by investing activities		(39,594)	(99,925)	24,230

Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		20,054	39,765	—
Repurchase of 2022 Notes, including premium	11	(91,971)	(17,623)	(20,400)
Proceeds from drawdown of credit facilities	11	47,000	327,500	8,125
Repayment of credit facilities	11	(64,311)	(63,505)	(37,771)
Repayment of refinanced debt		(44,366)	(262,810)	—
Deferred financing costs paid		(1,193)	(7,904)	(2,058)
Proceeds from offering of Class A common shares, net of offering costs		(74)	50,710	—
Proceeds from offering of Series B preferred shares, net of offering costs		18,647	1,056	—
Series B Preferred Shares - dividends paid	15	(3,995)	(3,081)	(3,062)

Net cash (used in)/provided by financing activities		$(120,209)	$64,108	$(55,166)

Net (decrease)/increase in cash and cash equivalents and restricted cash		(55,374)	57,564	16,806
Cash and cash equivalents and restricted cash at beginning of the year		147,636	90,072	73,266

Cash and cash equivalents and restricted cash at end of the year		$92,262	$147,636	$90,072

Supplementary Cash Flow Information:
Cash paid for interest		$59,769	$70,630	$42,390
Cash paid for income taxes		—	—	84
Non-cash investing activities:
Unpaid capitalized expenses		—	—	(826)
Unpaid drydocking expenses		1,321	3,676	—
Unpaid vessels additions		4,127	1,641	—
Working capital acquired		—	—	(11,331)
Vessels and other intangibles acquired		—	—	622,925
Debt acquired		—	—	(509,673)
Non-cash financing activities:
Issuance of Class A common shares		—	—	(23,564)
Issuance of Series C Preferred Shares		—	—	(101,569)
Unpaid offering costs		—	200	—

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

		Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01
	Number of Common Shares				Series B Preferred Shares	Series C Preferred Shares	Additional paid - in capital		Total
	at par value $0.01			Common Shares				(Accumulated Deficit)	Shareholders’ Equity
Balance at January 1, 2018	6,876,962	14,000	—	$69	$—	$—	$387,229	$(135,693)	$251,605
Issuance of Restricted Stock Units (Note 16)	—	—	—	—	—	—	50	—	50
Class A common shares issued (Note 15)	3,065,988	—	—	30	—	—	23,534	—	23,564
Series C Preferred Shares issued (Note 15)	—	—	250,000	—	—	3	101,566	—	101,569
Net Loss for the year	—	—	—	—	—	—	—	(57,364)	(57,364)
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(196,119)	$316,362

Issuance of Restricted Stock Units (Note 16)	—	—	—	—	—	—	1,717	—	1,717
Class A common shares issued, net of offering costs (Note 15)	7,613,788	—	—	76	—	—	50,634	—	50,710
Net Income for the year	—	—	—	—	—	—	—	39,838	39,838
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,081)	(3,081)
Issuance of Series B Preferred shares, net of offering costs	—	428	—	—	—	—	856	—	856

Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$—	$3	$565,586	$(159,362)	$406,402

Issuance of Restricted Stock Units (Note 16)	—	—	—	—	—	—	1,998	—	1,998
Class A common shares issued (Notes 15 and 16)	184,270	—	—	2	—	—	(76)	—	(74)
Net Income for the year	—	—	—	—	—	—	—	41,563	41,563
Series B Preferred Shares dividend (Note 15)	—	—	—	—	—	—	—	(3,995)	(3,995)
Issuance of Series B Preferred shares, net of offering costs	—	8,394	—	—	—	—	18,847	—	18,847

Balance at December 31, 2020	17,741,008	22,822	250,000	$177	$—	$3	$586,355	$(121,794)	$464,741

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	Description of Business

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the “Poseidon Transaction”). References herein to the “GSL Fleet” are to the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos.

The Company’s business is to own and charter out containerships to leading liner companies. As of December 31, 2020, the Company owned 43 vessels with average age weighted by TEU capacity of 13.7 years.

The following table provides information about the 43 vessels owned as at December 31, 2020.

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	GSL	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q22
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	3Q23
Global Ship Lease 53 LLC	GSL	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	GSL	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	GSL	Liberia	GSL Ningbo	8,603	2004	1Q23
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,847	2004	3Q24	(3)
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22	(3)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Grania	7,847	2004	4Q22	(3)
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 48 LLC	GSL	Liberia	CMA CGM Berlioz	6,621	2001	2Q21
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 35 LLC	—	Liberia	GSL Nicoletta	6,840	2002	2Q21
Global Ship Lease 36 LLC	—	Liberia	GSL Christen	6,840	2002	1Q21	(4)
Global Ship Lease 33 LLC	—	Liberia	GSL Vinia	6,080	2004	3Q24	(5)
Global Ship Lease 34 LLC	—	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24	(5)
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	1Q22	(6)
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q22
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	1Q21
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	1Q22

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	Description of Business

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	1Q21	(7)
Global Ship Lease 47 LLC	GSL	Liberia	GSL Château d’If	5,089	2007	4Q21
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q21
Global Ship Lease 50 LLC	GSL	Liberia	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	GSL	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 51 LLC	GSL	Liberia	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 42 LLC	GSL	Liberia	GSL Valerie	2,824	2005	3Q21
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q21
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	4Q20	(8)
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	4Q20	(8)
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q21
Global Ship Lease 46 LLC	GSL	Liberia	La Tour	2,272	2001	2Q21
Global Ship Lease 38 LLC	GSL	Liberia	Manet	2,272	2001	4Q21
Global Ship Lease 40 LLC	GSL	Liberia	Keta	2,207	2003	3Q21
Global Ship Lease 41 LLC	GSL	Liberia	Julie	2,207	2002	2Q21
Global Ship Lease 45 LLC	GSL	Liberia	Kumasi	2,207	2002	3Q21
Global Ship Lease 44 LLC	GSL	Liberia	Marie Delmas	2,207	2002	3Q21

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)

GSL Eleni delivered 3Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer;

(4)	GSL Christen is chartered for 2 – 10 months, at charterer’s option. The charter commenced in July 2020;
(5)	GSL Vinia and GSL Christel Elisabeth were delivered in December 2019 and are contracted on 52 – 60 months charters;
(6)	12-month extension at charterer’s option callable in 2Q2022;
(7)	12 - 24 month charter (which commenced in June 2019), at charterer’s option;
(8)	Charter with MSC to November/December 2020, at which time the vessels were dry-docked.

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

Adoption of new accounting standards

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends the accounting for credit losses on available-for-sale debt securities, purchased financial assets with credit deterioration and clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, these amendments require the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and current expectations of future economic conditions based on reasonable and supportable forecasts. Upon adoption and as of December 31, 2020, this new guidance did not have a material impact on the Company’s audited consolidated financial statements, as the majority of its Accounts Receivable, net relates to receivables arising from operating leases and are scoped out of the new standard.

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s audited consolidated financial statements for the year ended December 31, 2020 as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

Counterparty risk

The Company has significant contracts with CMA CGM, a related party and a significant source of the Company’s operating revenues and consequently the Company is dependent on the performance by CMA CGM of its obligations under these charters, which operate in an industry that is subject to volatility.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations could be materially adversely affected as it is probable that the Company could face difficulties finding immediate replacement charters, and such charters could potentially be at lower daily rates and shorter durations.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(a)	Basis of Presentation (continued)

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, business closures, quarantines, travel restrictions, and physical distancing requirements. These measures have resulted in a significant reduction in global economic activities and uncertainty in the global financial markets. When these measures and the resulting economic impact will end and the long-term impact of such measures on the global economy cannot be determined at this time. A significant reduction in manufacturing and other economic activities has and will continue to have a material and adverse impact on the global production and supply of goods, such as those that the Company’s customers transport on its vessels, which has and may continue to negatively affect the demand for container shipping services, and therefore charter rates and asset values. In addition, the COVID-19 pandemic has caused, and if it continues on a prolonged basis may continue to cause, delayed or extended drydockings and disruptions in the Company’s operations from non-availability of staff and materials. The scale and duration, as well as the impact, of these factors, while currently uncertain, could have a material and adverse impact on the Company’s operations, earnings, cash flows and financial condition.

While the Company cannot predict the long-term economic impact of the COVID-19 pandemic, it will continue to actively monitor the situation and may take further actions altering the Company’s business operations that it determines are in the best interests of its employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where the Company operates. The ultimate effects that any such alterations or modifications may have on the Company’s business are not clear, including any potential negative effects on its business operations and financial results.

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

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $nil as of December 31, 2020 (2019: $ nil).

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2020 and 2019.

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

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

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

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(l)	Impairment of Long-lived assets (continued)

Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively. As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, the Company had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment charge of $7,585 was recognized for the three months ended March 31, 2020 and an additional impairment charge of $912 has been recognized in the three months ended June 30, 2020.

Whilst charter rates in the spot market and asset values saw improvements through 2020, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2020 might not be recoverable.

As a result, step one of the impairment assessment of each of the vessel groups was performed. As the undiscounted projected net operating cash flows of each of the vessel groups exceeded the carrying amount, step two of the impairment test was not required and there were no additional impairment charges as of December 31, 2020.

The assessment performed for 2019 resulted in no impairment charges.

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

The Series B Preferred Shares were originally issued in August 2014 and have been included within Equity in the Consolidated Balance Sheets since their initial issue in August 2014 and increased in 2019 and 2020 with the introduction of ATM program, and the dividends are presented as a reduction of Retained Earnings or addition to Accumulated Deficit in the Consolidated Statements of Shareholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of these redeemable perpetual preferred shares, which may only be redeemed at the discretion of the Company, are entitled to receive a dividend equal to 8.75% on the original issue price, should such dividend be declared, and rank senior to the common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Significant Accounting Policies (continued)

(n)	Preferred shares (continued)

The 250,000 Series C Perpetual Convertible Preferred Shares (the “Series C Preferred Shares”) have been included within Equity in the Consolidated Balance Sheets, from their issue on November 15, 2018. The Series C Preferred Shares were convertible in certain circumstances to Class A common shares and they were entitled to a dividend only should such a dividend be declared on the Class A common shares. On January 20, 2021, upon the redemption in full of the 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”), KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert all of their Series C Preferred Shares into Class A common shares of the Company, resulting in issuance of an aggregate of 12,955,188 Class A common shares to Kelso.

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

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2020 and 2019.

The Company adopted the new “Leases” standard (Topic 842) on January 1, 2019 using the modified retrospective method. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore the Company elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on the consolidated financial statements since the Company is primarily a lessor and the accounting for lessors is largely unchanged under this standard.

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

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax for 2020 is 19% (2019: 19%)

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

(u)	Earnings/(Loss) per share

Basic earnings/(loss) per common share are based on income/(loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock units. Diluted income/ (loss) per common share are calculated by applying the treasury stock method. All unvested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method.

(v)	Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives its revenue from CMA CGM and other liner companies which are exposed to the cyclicality of the container shipping industry.

(ii)

There is a minimum concentration of credit risk with respect to cash and cash equivalents at December 31, 2020, to the extent that substantially all of the amounts are deposited with eight banks (2019: five banks). The Company believes this risk is remote as the banks are high credit quality financial institutions.

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

As at March 31, 2020, two of the Company’s vessel groups that were held and used with a total aggregate carrying amount of $15,585 were written down to their fair value of $8,000 resulting in a non-cash impairment charge of $7,585 which was allocated to the respective vessels’ carrying values (see note 4). As at June 30, 2020, the two above mentioned vessels with a total aggregate carrying amount of $8,008 were written down to their fair value of $7,096 resulting in a non-cash impairment charge of $912 which was allocated to their respective carrying values. Total impairment charge of $8,497 was included in the Consolidated Statements of Operations for the year ended December 31, 2020. The estimated fair value, measured on a non-recurring basis, of the Company’s relevant three vessel groups that are held and used is calculated with the assistance of valuation obtained by third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level II in the fair value hierarchy.

As at December 31, 2018, three of the Company’s vessel groups that were held and used with a total aggregate carrying amount of $165,334 were written down to their fair value of $93,500 resulting in a non-cash impairment charge of $71,834 which was allocated to the respective vessels’ carrying values (see note 4) and was included in Consolidated Statements of Operations for the year ended December 31, 2018. The estimated fair value, measured on a non-recurring basis, of the Company’s relevant three vessel groups that are held and used is calculated with the assistance of valuation obtained by third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level II in the fair value hierarchy.

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

Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, of vessel employment contracts (see note 13). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Restricted Cash

Restricted cash as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Retention accounts	$525	$3,024
Cash collateral	300	885

Total Current Restricted Cash	$825	$3,909

Cash collateral	$6,953	$5,190
Guarantee deposits	20	10
Restricted bank deposits/Drydock reserves	3,207	503
Cash in custody	500	—

Total Non - Current Restricted Cash	10,680	5,703

Total Current and Non - Current Restricted Cash	$11,505	$9,612

4.	Vessels in Operation

Vessels in Operation as of December 31, 2020 and 2019 consisted of the following:

	Vessel Gross Cost, as adjusted for impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2019	$1,224,377	$(111,611)	$1,112,766

Additions	82,559	—	82,559
Depreciation	—	(39,739)	(39,739)

As of December 31, 2019	$1,306,936	$(151,350)	$1,155,586

Additions	41,710	—	41,710
Disposals	(7,058)	—	(7,058)
Depreciation	—	(41,158)	(41,158)
Impairment loss	(43,803)	35,306	(8,497)

As of December 31, 2020	$1,297,785	$(157,202)	$1,140,583

As of December 31, 2020, the Company had made additions for the installation of scrubbers and ballast water treatments.

On July 20, 2020, the Company sold Utrillo for net proceeds of $3,411, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.

On July 3, 2020, the Company sold GSL Matisse for net proceeds of $3,441, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.

On February 21, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Nicoletta for a purchase price of $12,660.

On January 29, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Christen for a purchase price of $13,000.

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

Impairment

During the three months ended March 31, 2020, the Company determined that the vessels Utrillo and GSL Matisse should be divested. As at March 31, 2020, the vessels were not immediately available for sale and therefore did not qualify as “assets held for sale”. As of March 31, 2020, the Company had an expectation that the vessels would each be sold before the end of their estimated useful life, and as a result an impairment test of each of the specific asset groups was performed, recognizing an impairment loss of $7,585. As of June 30, 2020, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360 for the classification of the vessels GSL Matisse and Utrillo as “held for sale” were met. The difference between the estimated fair value less cost to sell both vessels and their carrying value (including the unamortized balance of dry-docking cost of $38), amounting to $912, was recognized during the three months ended June 30, 2020 under the line item “Vessel impairment losses”. An impairment loss of $8,497 has been recognized under the line item “Vessel impairment losses” in the Consolidated Statements of Operations for the year ended December 31, 2020.

Whilst charter rates in the spot market and asset values saw overall improvements through 2020, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2020 might not be recoverable.

As a result, step one of the impairment assessment of each of the vessel groups was performed, by comparing the undiscounted projected net operating cash flows for each vessel group to the carrying value of the vessel group. The Company’s assessment performed as at December 31, 2020 resulted in no additional impairment charges.

The total impairment loss recognized for the year ended December 31, 2020 amounted to $8,497.

As of December 31, 2019, the assessment concluded that no impairment of vessels existed as the undiscounted projected net operating cash flows exceeded the carrying values. Step two of the impairment analysis was not required.

Collateral

As of December 31, 2020, 16 vessels were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”) and 22 vessels were pledged as collateral under the Company’s loan facilities. Five vessels were unencumbered as of December 31, 2020.

Advances for vessel acquisitions and other additions

On November 5, 2019, the Company via its subsidiaries, Global Ship Lease 35 and 36 agreed to purchase two 2002-built, 6,840 TEU containerships for a contract price of $13,000 each. In connection with these acquisitions, the Company paid advances of $1,300 each. The vessels were delivered in January and February 2020 (see note 18).

As of December 31, 2020, the Company has made advances for vessels other additions totaling $1,364. As of December 31, 2019, the Company had made advances for the installation of scrubbers and ballast water treatments totaling $8,191.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Deferred charges, net

Deferred charges, net as of December 31, 2020 and 2019 consisted of the following:

Dry - docking Costs
As of January 1, 2019	$9,569
Additions	11,066
Amortization	(4,169)
Write – off	(58)

As of December 31, 2019	$16,408

Additions	12,401
Amortization	(5,820)
Write – off	(38)

As of December 31, 2020	$22,951

The Company follows the deferral method of accounting for dry-docking costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking, which is generally five years. Any remaining unamortized balance from the previous dry-docking are written-off.

6.	Intangible Assets/Liabilities – Charter Agreements

Intangible Liabilities – Charter Agreements as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Opening balance	$6,470	$8,470
Amortization in the period	(2,008)	(2,000)

Closing balance	$4,462	$6,470

Intangible liabilities relate to management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible liabilities, which are related to five vessels as at December 31, 2020, are being amortized over the remaining term of the relevant charter, giving rise to an increase in time charter revenue.

Intangible Assets – Charter Agreements as of December 31, 2020 and 2019 consisted of the following:

	December 31,	December 31,
	2020	2019
Opening balance	$1,467	$5,400
Amortization in the period	(1,467)	(3,933)

Closing balance	$—	$1,467

Intangible assets were derived from the management’s estimate of the fair value of above-market charters. These intangible assets, were being amortized over the remaining term of the relevant charter, giving rise to a reduction in time charter revenue. The unamortized balance of the intangible assets recognized following the Poseidon Transaction (Note 1) as of December 31, 2019, was fully amortized during the second quarter of 2020.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets as of December 31, 2020 and December 31, 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Insurance and other claims	$762	$1,709
Advances to suppliers and other assets	2,329	4,964
Prepaid insurances	584	998
Other (includes scrubber equipment and installation claim)	3,036	461

Total	$6,711	$8,132

8.	Inventories

Inventories as of December 31, 2020 and December 31, 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Bunkers	$521	$251
Lubricants	4,223	4,331
Stores	1,291	777
Victualling	281	236

Total	$6,316	$5,595

9.	Accounts Payable

Accounts payable as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Suppliers, repairers	$8,774	$7,327
Insurers, agents and brokers	406	163
Payables to charterers	650	762
Other creditors	727	800

Total	$10,557	$9,052

10.	Accrued Liabilities

Accrued liabilities as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Accrued expenses	$15,133	$16,047
Accrued interest	3,994	6,869

Total	$19,127	$22,916

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt

Long-term debt as of December 31, 2020 and 2019 consisted of the following:

Facilities	December 31, 2020	December 31, 2019
2022 Notes	$322,723	$340,000
Less repurchases	(89,287)	(17,277)

2022 Notes (a)	$233,436	$322,723

2024 Notes (b)	59,819	39,765
DVB Credit Facility (c)	—	45,445
Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine) (d)	238,000	224,800
Blue Ocean Junior Credit Facility (e)	38,500	38,500
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (f)	149,055	164,710
Citi Credit Facility (g)	—	12,077
Hayfin Credit Facility (h)	5,833	7,129
Hellenic Bank Credit Facility (i)	49,700	57,700
Chailease Credit Facility (j)	7,596	—

Total	$781,939	$912,849

Less: Current portion of 2022 Notes (a)	(26,240)	(27,923)
Less: Current portion of long-term debt	(50,441)	(59,609)
Less: Original issue discount of 2022 Notes (a)	(1,133)	(1,859)
Less: Original issue discount of 2024 Notes (b)	(147)	(6)
Less: Deferred financing costs (l)	(11,203)	(14,095)

Non-current portion of Long-Term Debt	$692,775	$809,357

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

a)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400. The 2022 Notes were fully redeemed in January 2021 (note 18).

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 and December 31, 2019 the 2022 Notes were secured by first priority vessel mortgages on the 16 and 18 vessels, respectively, in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 16 and 18 vessel owning subsidiaries as of December 31, 2020 and 2019, respectively, and Global Ship Lease Services Limited.

The Company was required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. The Company was required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility—see note 11(m) below. The Citi Credit Facility had minimum fixed amortization whereas as long as amounts were outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who could accept or reject an annual tender offer the Company was obliged to make. In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. In December 2019, the tender offer of $20,000 was partially accepted by the noteholders and the Company repurchased $17,277 principal amount of the 2022 Notes at a purchase price of 102%. The balance of the offer of $2,723 was applied to repay the Citi Credit Facility at par—see note 11(m) below. The Citi Credit Facility was fully repaid on October 31, 2020, consequently on December 3, 2020, the Company mandatorily redeemed $28,000 principal amount of the 2022 Notes at a redemption price of $28,560 (representing 102.0% of the aggregate principal amount redeemed) plus accrued and unpaid interest.

On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount redeemed) plus accrued and unpaid interest. During the year ended December 31, 2020, the Company purchased $15,287 of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.

On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company was permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.

As of December 31, 2020, the outstanding balance was $232,303, net of the outstanding balance of the original issue discount.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

b)	8.00% Senior Unsecured Notes due 2024 (continued)

On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes. During 2020, a further $20,054 proceeds was raised under the ATM program for the 2024 Notes. As of December 31, 2020, the outstanding aggregate principal amount of the 2024 notes was $59,819 including an amount of $28,194 that comprise of newly issued 2024 notes under the At Market Issuance Sales Agreement. The outstanding balance, net of the outstanding balance of the original issue discount, was $59,672.

c)	$52.6 Million DVB Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.

As of February 12, 2020, the outstanding balance on this facility amounted to $44,366 was fully refinanced by the Tranche B Syndicated Senior Secured Credit Facility (see note 11d) and the Chailease Credit Facility (see note 11j).

The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility carried interest at LIBOR plus a margin of 2.85% per annum.

d)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), CIT Bank, N.A. (“CIT”), Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”). Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

Tranche B amounts to $38,000 was draw down in full on February 10, 2020, and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.

The existing indebtedness that was fully refinanced with the Syndicated Senior Secured Credit Facility comprised of the following credit facilities:

•

$55.7 Million Credit Agricole Credit Facility: This facility bore interest at LIBOR plus a margin of 2.75% per annum. As of September 23, 2019, the outstanding balance on this facility amounted to $50,961 and was fully refinanced.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

d)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine) (continued)

•

$24.5 Million Blue Ocean Credit Facility: A facility with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). This facility bore interest on $18,830 of principal at LIBOR plus a margin of 4.00% per annum. As of September 24, 2019, the outstanding balance on this facility amounted to $23,652 and was fully refinanced.

•

$65.3 Million ABN AMRO Credit Facility Blue Ocean Credit Facility: This facility bore interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum. As of September 24, 2019, the outstanding balance on this facility amounted to $61,595 and was fully refinanced.

•

$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility: This facility bears interest at LIBOR plus a margin of 3.90% per annum. As of September 27, 2019, the outstanding balance on this facility amounted to $12,600 and was fully refinanced.

•

$80.0 Million Credit Agricole Credit Facility: This facility bore interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears. As of September 24, 2019, the outstanding balance on this facility amounted to $75,500 and was fully refinanced.

As of December 31, 2020, the outstanding balance of Tranche A amounted to $238,000.

The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.

e)	$38.5 Million Blue Ocean Junior Credit Facility

On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 11d).

The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.

This facility bears interest at 10.00% per annum.

As of September 19, 2019, the outstanding balance on the following facility which was acquired in connection with the Poseidon Transaction and was fully refinanced with the Blue Ocean Junior Credit facility:

•

$38.5 Million Blue Ocean Credit Facility: The Facility bore interest at 10.00% fixed payable quarterly in arrears. As of September 19, 2019, the outstanding balance on this facility amounted to $38,500 and was fully refinanced.

As of December 31, 2020, the outstanding balance on this facility amounted to $38,500.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

f)	$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.

On December 31, 2018, the Company entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.

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

As of December 31, 2020, the outstanding balance on the Senior Facility was $117,180.

Junior Facility

The Junior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 14 instalments of $233 and a final instalment of $9,604.

The Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.

As of December 31, 2020, the outstanding balance on the Junior Facility was $31,875.

g)	$54.8 Million Citi Credit Facility

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matured no later than October 31, 2020. The interest rate was LIBOR plus a margin of 3.25% and is payable at least quarterly.

As of December 31, 2020, the outstanding balance on this facility was fully repaid.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

h)	$65.0 Million Hayfin Credit Facility

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

As of December 31, 2020, the outstanding balance of this facility was $5,833.

i)	$59.0 Million Hellenic Bank Credit Facility

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

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

As of December 31, 2020, the outstanding balance of this facility was $49,700.

j)	$9.0 Million Chailease Credit Facility

On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility is to be used for the refinance of DVB Credit Facility (see note 11c).

The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly installments of $86 with a final balloon of $1,314 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 4.20% per annum.

As of December 31, 2020, the outstanding balance of this facility was $7,596.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Long-Term Debt (continued)

k)	Repayment Schedule

Maturities of long-term debt for the years subsequent to December 31, 2020 are as follows:

Payment due by year ended	Amount
December 31, 2021	$76,681
December 31, 2022	200,032
December 31, 2023	60,284
December 31, 2024	314,894
December 31, 2025	27,812
December 31, 2026 and thereafter	102,236

$781,939

l)	Deferred Financing Costs

	December 31, 2020	December 31, 2019
Opening balance	$14,095	$9,299
Expenditure in the period	1,193	7,904
Amortization included within interest expense	(4,085)	(3,108)

Closing balance	$11,203	$14,095

During 2020, total costs amounting $776 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 11b). In addition, total costs amounting $67 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 11d), costs amounting $320 in connection with the Chailease Credit Facility (see note 11j) and costs amounting $30 in connection with the two Tranches of Hellenic Bank Credit Facility that were drawn down during the twelve months ended December 31, 2020 (see note 11i).

In 2019, total costs amounting $4,726 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 11d) and the Blue Ocean Junior Credit Facility (see note 11e) utilized for the refinance of certain then-existed credit facilities. Further, total costs amounting $2,426 were incurred in connection with the issuance of 2024 Notes (see note 11b). Additionally, total costs amounting to $752 were incurred in connection with the Hellenic Bank Credit Facility (see note 11i). These costs are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.

m)	Debt covenants-securities

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

As of December 31, 2020, and December 31, 2019, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Time charter revenue

Operating revenue from significant customers (constituting more than 10% of total time charter revenue) was as follows:

	Year Ended December 31,
Charterer	2020	2019	2018
CMA CGM	50.60%	57.18%	80.41%
COSCO	6.85%	10.88%	—
MAERSK	14.13%	—	—
MSC	12.86%	—	—

13.	Related Party Transactions

CMA CGM is presented as a related party due to the fact that as of December 31, 2020 and December 31, 2019, it was a significant shareholder of the Company, owning Class A common shares representing 11.13% and 11.20% of voting rights, respectively, in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the Consolidated Balance Sheets.

Time Charter Agreements

A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance as in every charter and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are presented in the Consolidated Statements of Operations. The outstanding receivables due from CMA CGM are presented in the Consolidated Balance Sheets under “Due from related parties” totaling $1,278 and $2,968 as of December 31, 2020 and December 31, 2019, respectively.

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently ship management agreement with Technomar for all fleet under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. During 2019, the ship management of certain vessels was undertaken by other third party companies, including CMA Ships, an affiliate of CMA CGM. As of December 31, 2020, and 2019, the management of the Company’s fleet was performed solely by Technomar.

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

The management fees charged to the Company by Technomar and CMA Ships for the year ended December 31, 2020 amounted to $12,580 and $nil, respectively (year ended December 31, 2019: Technomar-$9,160 and CMA Ships-$720) and are shown in vessel operating expenses-related parties in the Consolidated Statements of Operations. As of December 31, 2020, no outstanding fees are presented due to Technomar and CMA Ships (December 31, 2019: Technomar: $nil and CMA Ships: $nil). Additionally, as of December 31, 2020, outstanding receivables due from Technomar and CMA Ships totaling to $184 and $10 respectively are presented under “Due from related parties”.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13.	Related Party Transactions (continued)

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, till refinance of 2022 Notes which took place on January 2021 an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to seven vessels up to December 31, 2020; for all new acquired vessels during 2019 and 2020, the agreements were effective upon acquisition.

The fees charged to the Company by Conchart for the year ended December 31, 2020 amounted to $2,446 (2019: $1,845 and 2018: $222) and are disclosed within time charter and voyage costs-related parties in the Consolidated Statements of Operations.

Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under “Due to related parties” totaling to $225 and $109 as of December 31, 2020 and 2019, respectively.

14.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 43 vessels as at December 31, 2020 is as follows:

Amount
December 31, 2021	$244,032
December 31, 2022	168,881
December 31, 2023	112,889
December 31, 2024	39,770
Thereafter	12,933

Total minimum lease revenue, net of address commissions	$578,505

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

15.	Share Capital

Common shares

As of December 31, 2020, the Company has one class of common shares.

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

On completion of the Poseidon Transaction on November 15, 2018, the Company issued 3,005,603 Class A common shares and 250,000 new Series C Preferred Shares of par value $0.01. Each Series C Preferred Share carries 38.75 votes and were converted in January 2021 after refinance of 2022 Notes to a total of 12,955,188 Class A common shares. They are entitled to a dividend only should such a dividend be declared on the Class A common shares.

Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 16). In April 2020, 184,270 shares were issued under grants made under the Equity Incentive Plan.

Preferred shares

On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company’s Series B Preferred Shares (the “Depositary Share ATM Program”). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during year ended December 31, 2020, the Company issued 839,442 depositary shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds of $18,847. As of December 31, 2020, the Company had 22,822 Series B Preferred Shares outstanding.

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

In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the Company’s 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,359,375 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche is to vest conditioned only on continued service over the three year period which commenced January 1, 2019. Tranches two, three and four will vest when the Company’s stock price exceeds $8.00, $11.00 and $14.00, respectively, over a 60 day period. The $8.00 threshold was achieved in January 2020 and the $11.00 threshold was achieved in January 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019 and 317,188 incentive shares vested in the year ended December 31, 2020. Of the total of 430,467 which vested, 184,270 were settled and were issued as Class A common shares in April 2020. A further 45,313 Class A common shares were issued in January 2021.

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

Restricted stock units were granted to five members of management on March 1, 2018 under the 2015 Plan, as part of their 2018 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual leaves employment, provided that this was after March 31, 2019 and was not for cause. The second tranche (12,500 restricted stock units) would also vest after March 31, 2019 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2021.

Restricted stock units were granted to five members of management on January 8, 2018 under the 2015 Plan, as part of their 2017 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual left employment, provided that this was after March 31, 2018 and was not for cause. The second tranche (12,500 restricted stock units) would also vest after March 31, 2018 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2020.

Share based awards, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2018	62,500	$19.36	n/a

Granted on January 8, 2018	25,000	9.28	n/a
Granted on March 1, 2018	25,000	9.04	n/a
Vested on November 15, 2018	(112,500)	n/a	7.92

Unvested as at December 31, 2018	—	$—	—

Granted in July 2019	1,359,375	3.79	n/a
Vested in 2019	113,279	—	4.95

Unvested as at December 31, 2019	1,246,096	$3.79	n/a
Vested in 2020	317,188	—	4.45

Unvested as at December 31, 2020	928,908	$3.79	n/a

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16.	Share-Based Compensation (continued)

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

During the year ended December 31, 2020, the Company recognized a total of $1,998 (2019: $1,717 and 2018: $50), in respect of stock based compensation.

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

At December 31, 2020 and 2019, there were 928,908 and 1,246,096 shares, respectively, of restricted stock units granted and unvested as part of management’s equity incentive plan. At December 31, 2018, there were no unvested awards under any of the Company’s incentive plans. As at December 31, 2017, there were 62,500 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2018, only Class A and B common shares and Series C preferred shares were participating securities.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17.	Earnings/(Loss) per Share (continued)

Numerator:	December 31, 2020	December 31, 2019	December 31, 2018
Net income/(loss) attributable to common shareholders	$37,568	$36,757	$(60,426)
Undistributed (income)/ loss attributable to Series C participating preferred shares	(15,883)	(19,190)	12,110

Net income/(loss) available to common shareholders, basic and diluted	$21,685	$17,567	$(48,316)

Net income/(loss) available to:
Class A, basic and diluted	$21,685	$17,567	$(48,316)
Class B, basic and diluted	—	—	—

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	17,687,137	11,859,506	6,514,390
Weighted average number of RSUs without service conditions	—	—	—
Dilutive effect of share-based awards	—	—	—

Common share and common share equivalents, basic	17,687,137	11,859,506	6,514,390
Plus weighted average number of RSUs with service conditions	65,388	47,400	—

Common share and common share equivalents, dilutive	17,752,525	11,906,906	6,514,390

Class B Common shares
Basic weighted average number of common shares outstanding	—	—	925,745

Common shares, basic and diluted	—	—	925,745

Basic earnings/(loss) per share:
Class A	1.23	1.48	(7.42)
Class B	—	—	—

Diluted earnings/(loss) per share:
Class A	1.22	1.48	(7.42)
Class B	—	—	—

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	$15,883	$19,190	$(12,110)
Basic weighted average number of Series C Preferred shares outstanding, as converted	12,955,187	12,955,187	1,632,709
Plus weighted average number of RSUs with service conditions	47,895	51,780	—
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	13,003,082	13,006,967	1,632,709
Basic earnings / (loss) per share	1.23	1.48	(7.42)
Diluted earnings / (loss) per share	1.22	1.48	(7.42)

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

18.	Subsequent events

On January 12, 2021, the Company announced that Board of Directors approved the initiation of a quarterly cash dividend of $0.12 per Class A Common Share, with effect from the first quarter of 2021.

On January 7, 2021, the Company entered into a new $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Facility”), and on January 19, 2021, the Company drew down the full amount under the New Hayfin Facility. The proceeds from the New Hayfin Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021 (see below). The New Hayfin Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly installments of $6,560, along with a balloon payment at maturity. The New Hayfin Facility is secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. In addition to reducing the Company’s interest costs, the re-financing also reduces amortization payments, from $35,000 per year under the 2022 Notes, to $26,240 per year under the New Hayfin Facility and with no premium comparing to 2% under the Company’s 2022 Notes. Furthermore, the re-financing has eliminated the incurrence covenants applicable under the 2022 Notes, meaningfully reducing constraints on developing the business.

On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Facility and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest.

On January 20, 2021, upon the redemption in full of the 2022 Notes, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert an aggregate of 250,000 Series C Perpetual Convertible Preferred Shares, representing all such shares outstanding, into Class A common shares of the Company, resulting in issuance of an aggregate of 12,955,188 Class A common shares to Kelso.

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intends to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds, the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,794. Following the closing of the January 2021 Equity offering, the Company has 36,283,468 Class A common shares outstanding.

On February 9, 2021, the Company announced that it has agreed to purchase and charter back seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116,000. The charters are to leading liner operators for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option. With these additions, the Company’s fleet will comprise 50 vessels with a total capacity of 287,280 TEU. The vessels are scheduled for phased delivery during the second and third quarters of 2021, at which time they will be renamed GSL Arcadia, GSL Dorothea, GSL Maria, GSL Melita, GSL MYNY, GSL Tegea and GSL Violetta.

After the year end and up to March 17, 2021, the Company issued and sold an aggregate of 354,583 depositary shares (representing an interest in 3,545 Series B Preferred Shares) in connection with the At Market Issuance Sales Agreement for net proceeds of $8,721.

During the period from January 1, 2021 through March 17, 2021, a further $13,505 proceeds was raised under the ATM program for the 2024 Notes.

On March 11, 2021, the Board of Directors approved additional awards of 61,625 of Class A common shares under 2019 Plan resulting in a total amount of awards totaling up to 1,421,000 shares.