Form 20-F
period 2021-12-31
Global Ship Lease, Inc.
filed 2022-03-24
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

36,464,109 Class A common shares, par value of $0.01 per share

43,592 Series B Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share

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

Large accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Emerging growth company	☐

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

Forward-looking statements appear in a number of places in this Annual Report including, without limitation, in the sections entitled “Business Overview,” “Management’s Discussion and Analysis of Financial Conditions and Operations,” and “Dividend Policy”.

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

PART I

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “CMA CGM” refers to CMA CGM S.A., currently a major charterer and shareholder, “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018, Technomar Shipping Inc (“Technomar”) refers to our principal ship technical manager and ConChart Commercial Inc (“Conchart”, and together with Technomar, our “Managers”) refers to our commercial ship manager. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels or ships. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

On November 15, 2018, we completed a transformative transaction, acquiring Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 ships that were owned by us prior to the consummation of the Poseidon Transaction and references to the “Poseidon Fleet” are to the net 19 vessels that were acquired by us upon consummation of the Poseidon Transaction.

All share and per share amounts disclosed in this Annual Report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Reserved

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

Risk Factor Summary

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.
•	Our growth depends on continued growth in the demand for containerships, our ability to purchase additional vessels and obtain new charters. We will require additional financing to be able to grow and will face substantial competition to purchase vessels.
•	Should we expand our business or provide additional services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.
•	Our third-party ship technical and commercial managers, including Technomar, and Conchart are privately-held companies and there is little or no publicly available information about them.
•	Due to our lack of diversification, adverse developments in the containership business could harm our business, results of operations and financial condition.
•	The volatile container shipping market and difficulty finding profitable charters for our vessels upon their expiry.
•	Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.
•	Despite our indebtedness levels, we may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.
•	Our ability to comply with various financial and collateral covenants in our credit facilities.
•	Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.
•	We must make substantial expenditures to maintain our fleet, meet new regulatory requirements, meet commercial requirements or to acquire vessels.
•	As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.
•	We are exposed to volatility in, and related to the discontinuance of, LIBOR and to exchange rate fluctuations.
•	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
•	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
•	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.
•	Our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile.
2

•	Our financial and operating performance may be adversely affected by global public health threats, such as and including the outbreak of COVID-19.
•	A decrease in the export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.
•	The current state of the world financial markets, and economic and geopolitical conditions and conflicts could have a material adverse impact on our results of operations, financial condition and cash flows.
•	Increased competition in technology and innovation could reduce our charter hire income and our vessels’ values.
•	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and have a material adverse effect on the market for our securities.
•	Governments could requisition our vessels during a period of war or emergency without adequate compensation, which under most of our time charter agreements would permit the customer to terminate the charter agreement for that vessel.
•	Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect our business and operating results.
•	We are subject to regulation and liability under environmental laws that continue to develop and could require significant expenditures and affect our cash flows and net income.
•	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.
•	Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which would reduce our cash flow.

Risks Relating to Our Business

Operating Revenue Risk

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are, and will continue to be, our sole source of operating cash flow. We are consequently dependent on the performance by our charterers of their obligations under the charters. The container shipping industry is cyclical and, whilst financial performance improved from time to time, suffered an extended cyclical downturn lasting from the Global Financial Crisis in 2008/2009 through 2016, with freight rates, charter rates, asset values, and liner operator earnings under pressure due to oversupply of container ship capacity. Industry conditions improved from 2017 through 2019, albeit with some weakness in short term market charter rates in the second half of 2018. The compound annual growth rate of containerized trade volumes from 2010 through 2019 was 3.8%. In the first half of 2020 global containerized trade volumes contracted sharply due to the COVID-19 pandemic. However, volumes improved in the second half of the year, resulting in estimated negative growth of approximately 1.9% for the full year. Demand growth accelerated in 2021 and is estimated to have reached 7.1%. This rapid growth in demand, combined with bottlenecks and congestion in the global supply chain, further tightened capacity - driving earnings in the sector to historic highs. These dynamics have continued in early 2022, with the global containership fleet close to full employment. However, significant uncertainty remains concerning the longer-term impact of COVID-19 upon container shipping and the macro-economic environment in general. Similar uncertainty exists regarding the broader impact of the conflict in Ukraine and other geopolitical tensions, such as those surrounding Taiwan. Furthermore, the recent hostilities between Russia and Ukraine, in addition to sanctions announced on February 22, 2022 by President Biden and several European leaders against Russia and any forthcoming sanctions, may also adversely impact our business, and the escalation of conflicts between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Equally unpredictable is the impact these uncertainties may have upon our charterers’ operations and cash flows, and their payment of charterhire to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similar terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

Whilst there were no delays in receiving charterhire payments in 2020 or 2021, we have previously experienced, from time to time, delays in receiving charterhire payments from some of our charterers, which under the charter contracts are due to be paid two weeks in advance. As of December 31, 2021, no charterhire payments were outstanding.

If any of our charterers ceases doing business or fails to perform their respective obligations under their charters with us, our business, financial position and results of operations could be materially adversely affected if we face difficulties finding immediate replacement charters, or if such replacement charters were at lower daily rates and for shorter durations. If such events occur, these events may give rise to uncertainty about our ability to continue as a going concern. Please also see “—We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry” below.

Operational Growth Risk

Significant demands may be placed on us as a result of possible future acquisitions of additional vessels.

As a result of possible future acquisitions of vessels, significant demands may be placed on our managerial, operational and financial personnel and systems. We cannot assure you that our systems, procedures and controls will be adequate to support the expansion of our operations. Our future operating results will be affected by the ability of our officers and key employees to manage changing business conditions and to implement and expand our operational and financial controls and reporting systems as a result of future acquisitions.

Our growth depends on continued growth in the demand for containerships, our ability to purchase additional vessels and obtain new charters. We will require additional financing to be able to grow and will face substantial competition to purchase vessels.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies. The opportunity to acquire additional containerships will in part depend on the state of and prospects for container shipping. The container shipping industry is both cyclical and volatile in terms of supply demand balance, freight rates, charter rates, vessel values and overall profitability. Although supply-side fundamentals have generally been improving since 2017, and the global containership fleet was effectively fully employed by the end of 2021, the industry remains vulnerable to an excess of supply of containership capacity and mediocre demand growth. As at December 31, 2021, the global containership orderbook to fleet ratio was 23.8% - weighted heavily towards containerships larger than 10,000 TEU - with deliveries running from 2022 through to 2025. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Acquisition of vessels will be challenging as, among other things, we may need to obtain additional financing in order to complete vessel purchases. In recent years, financing for investment in containerships, whether newbuildings or existing vessels, has been severely limited. Further, the cost of available financing may increase significantly in the future. In addition, the number of lenders for shipping companies has decreased and lenders have generally lowered their loan-to-value advance ratios, shortened loan terms and accelerated repayment schedules. The actual or perceived credit quality of our charterers and proposed charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

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

We will face substantial competition in expanding our business from a number of experienced companies. Many of these competitors may have greater financial resources and a lower cost of capital than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. During an industry downturn there are an increased number of vessels available for charter, including many from owners with strong reputations and experience. Excess supply of vessels in the container shipping market results in greater price competition for charters. During strong industry conditions, the value of vessels rises and there is substantially greater competition for purchase opportunities. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with our existing charterers or obtain new charters on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions of vessels or container shipping-related assets and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes, among other things, selectively acquiring secondhand and, potentially, newbuilding vessels and possibly seeking to diversify our asset base by acquiring containers and other container shipping-related assets if an attractive investment opportunity presents itself. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and obtaining the necessary resources to manage an enlarged business. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ any acquired vessels under charters, that we will be able to purchase secondhand vessels or newbuildings at satisfactory prices or obtain ship management agreements with similar or better terms than those we have obtained from our current ship managers, that we will be able to purchase container shipping-related assets and subsequently lease them out at satisfactory prices or that we will not incur significant expenses and losses in connection with our future growth.

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

Our current operating and financial systems may not be adequate if we further expand the size of our fleet or begin to provide additional services and attempts to improve those systems may be ineffective. In addition, we may need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we further expand our fleet, or begin to provide additional services, and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations and financial condition may be harmed.

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

The majority of our ship technical management agreements are with Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, for an annual management fee. The manager provides all day-to-day ship technical management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. As of the date of this report, Technomar provided technical ship management services for all but six vessels, which were purchased by us in July 2021.

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

Our third-party ship technical and commercial managers are privately-held companies and there is little or no publicly available information about them.

The ability of our third party ship managers, including Technomar and Conchart, to render technical and commercial ship management services will depend in part on their own financial strength. Circumstances beyond our control could impair our third-party ship managers’ financial strength, and because each is a privately held company, information about the financial strength of our third-party ship managers is not available. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our third-party ship managers even though their financial or other problems could have a material adverse effect on us.

Related Parties’ Risks

Technomar, Conchart and CMA CGM may have conflicts of interest with us which may make them favor their own interests to our detriment.

Our Executive Chairman is the Founder, Managing Director, and majority beneficial owner of Technomar and the sole beneficial owner of Conchart, our third-party ship technical and commercial manager, respectively. As of the date of this report, CMA CGM, one of our major charterers, holds approximately 8.3% of our voting power and had nominated two members of our Board of Directors. Accordingly, CMA CGM and affiliates of Technomar and Conchart have the power to exert considerable influence over our actions. These relationships could create conflicts of interest between us and our Managers and CMA CGM. Under our amended and restated bylaws, in order for the approval of contracts or transactions involving a related party not to be voidable (1) any interested director’s relationship or interest as to the contract or transaction must be disclosed to our Board of Directors, and such contract or transaction must be authorized by a majority of the disinterested directors (or, in certain cases, all of the disinterested directors) or (2) the contract or transaction must be specifically approved in good faith by vote of the shareholders. Furthermore, our corporate governance guidelines require a director with a personal interest in a matter being approved by our Board of Directors to disclose the interest, to recuse himself or herself from participation in the discussion and to not vote on the matter.

Such conflicts of interest may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed or owned by other companies affiliated with our Managers or CMA CGM. As a result of these conflicts, our Managers or CMA CGM may favor their own or their affiliates’ interests over our interests. These conflicts may have unfavorable consequences for us. Although Technomar and Conchart have entered into a non-competition agreement with us, conflicts of interest may arise between us and our Managers and CMA CGM, and such conflicts may not be resolved in our favor and could have an adverse effect on our results of operations.

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

Four of our current charter agreements with CMA CGM and certain other contractual agreements were entered into when we were a wholly-owned subsidiary of CMA CGM in the context of a proposed public offering of our Class A common shares in 2007, and subsequently the 2008 merger of Marathon Acquisition Corp. (“Marathon”) and Global Ship Lease, with and into GSL Holdings, Inc., Marathon’s newly-formed wholly-owned Marshall Islands subsidiary, with GSL Holdings, Inc. (now renamed Global Ship Lease, Inc.) continuing as the surviving company incorporated in the Republic of the Marshall Islands (collectively, the “Marathon Merger”), and other related transactions. We have subsequently agreed to amendments of and extensions to a number of the charters we have with CMA CGM. Our agreements with CMA CGM may include terms that could not have been obtained and may not be attainable in the future from arms-length negotiations with unaffiliated third parties for similar services and assets.

Shareholders’ Power Risk

Certain shareholders may have the power to exert significant influence over us, and their interests could conflict with the interests of our other shareholders.

CMA CGM owns approximately 8.3% of our Class  A common shares and our Executive Chairman, including via Shipping Participations Inc, a company which he controls owns approximately 6.1% of our Class A common shares. Conflicts of interest may also arise between us and these significant shareholders or their affiliates, which may result in transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. Moreover, the concentration of ownership may delay, deter or prevent acts that may be favored by or favorable to our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business. Similarly, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with concentrated ownership.

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

According to Maritime Strategies International Ltd. (“MSI”), as of December 31, 2021 the overall orderbook-to-fleet ratio represented approximately 23.4% of the total worldwide containership fleet capacity as of that date. Notwithstanding scrapping, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years, particularly in the larger vessel sizes (over 10,000 TEU) for which the orderbook to fleet ratio at year-end 2021 was 45.3%. At that same time, idle capacity stood at about 165,000 TEUs, or 0.7% of the total cellular fleet. An over-supply of containership capacity, combined with a lack of growth in the demand for containerships, may result in downward pressure on charter rates. As at December 31, 2021, but adjusted to include all charters agreed through March 2, 2022, the charter for one of our 65 containerships either has expired or could expire before the end of the first half of 2022 and a further nine vessels have charters which may expire during the second half of 2022. We cannot be assured that we will be able to obtain new time charters for our vessels on expiry of existing charters or that if we do, the new rates will be favorable. If we are unable to obtain new time charters for our containerships at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations and financial condition. Please also see “—We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow” above.

Financing/Debt Risks

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. As of December 31, 2021, we had $1,085.6 million of outstanding indebtedness, including $117.5 million of indebtedness outstanding under our 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”), $178.4 million of finance leases and $789.7 million of secured credit facilities.

Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;
•	requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest on our indebtedness, amortization payments for our credit facilities, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;
•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the 2024 Notes and the agreements governing such other indebtedness;
•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and
•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

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

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterers’ or our cash flow.

If we default under any of our credit facilities, lenders under our other credit facilities who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless and until all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterers’ or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

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

 In addition, as vessels grow older, they generally decline in value. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. Additionally, under four of our time charter agreements with CMA CGM, the charterer, has a right of first refusal should we decide to sell the vessel during or at the end of the charter period. If they do not exercise this right, we are entitled to sell the vessel, subject to their prior approval, which cannot be unreasonably withheld. We may be forced to sell our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

In addition, if we determine at any time that a vessel’s value has been impaired, we may need to recognize impairment charge, which could be significant, that would reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels. Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in “Item 5. Operating and Financial Review and Prospects— A. Results of Operations—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Estimates”.

Declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities. This could harm our business, results of operations, financial condition or ability to raise capital.

If impairment testing is required, we may need to recognize impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may need to recognize in the future will depend upon the then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our assessments as of December 31, 2021.

Loss of Income Risks

Our vessels may be subject to extended periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the time charters for our vessels, when the vessel is not available for service, it will likely be “off-hire,” in which case the charterer is generally not required to pay hire, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. Additionally, in many cases the charterer has the option to extend the latest redelivery date by the offhire days. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

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
10

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

Vessels’ Operational Risks

We must make substantial expenditures to maintain our fleet, meet new regulatory requirements, meet commercial requirements or to acquire vessels.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these expenditures from operating cash flow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Further, we may be obliged to make substantial expenditures to become compliant with changes in the regulatory environment, particularly concerning decarbonization, emission control and ballast water treatment. We may also incur substantial expenditure to improve the specification and commercial characteristics of some of our vessels. Maintenance expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including those required to maintain our fleet, with additional borrowings or otherwise find alternative sources of financing. Such financing arrangements may not be available on satisfactory economic terms or at all, which could have a material adverse effect on our business and results of operations.

As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel-efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 65 vessels as of December 31, 2021 had an average age weighted by TEU capacity of 14.9 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 65 vessels as of December 31, 2021 had an average age weighted by TEU capacity of 14.9 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us both directly and indirectly. The cost of fuel is borne by us when our vessels are offhire, being positioned for and undergoing drydockings, between charters and when employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is ordinarily borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay, depending in part on the fuel efficiency of a particular vessel.

The price of fuel is unpredictable and fluctuates based on events outside our control, including but not limited to conflicts, geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

Interest Rate Risk

Volatility in the London Interbank Offered Rate (“LIBOR”), the cessation of LIBOR and replacement of our interest rate in our debt agreements could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on LIBOR, which has been historically volatile. The publication of the U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

 In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR”. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

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

Container shipping industry is both seasonal and cyclical but has shown positive demand growth in every year of its history except 2009 (the Global Financial Crisis) and 2020 (the COVID-19 pandemic). According to MSI, between 2000 and 2008, which included a period of super-cyclical growth partly fueled by a significant increase in trade with China, containerized trade grew at an annual compound rate of 9.9%. The Global Financial Crisis, from late 2008, prompted a contraction of demand, with 2009 volumes falling by around 8.0%. In 2010, demand rebounded, with volume growth of 15.3%. Between 2010 and 2019 the average compound annual growth of containerized trade was 3.8%. In 2020, as a result of the COVID-19 crisis, containerized volumes contracted by 1.9% compared to 2019, despite a significant rebound in the second half of the year. The recovery in accelerated in 2021, with demand growth estimated at 7.1%. On the supply side, cellular containership capacity grew by a compound annual rate of 5.7% from 2009 through 2020, and is estimated to have expanded by approximately 4.5% in 2021. As of December 31, 2021, the containership fleet stood at just under 5,500 ships, with an aggregate capacity estimated at 24.8 million TEU.

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
14

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

Our ability to recharter our containerships upon the expiration of their current charters. Of our fleet of 65 containerships, one has a charter which may expire before June 30, 2022 and a further nine have charters which may expire during the second half of 2022. Charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our results of operations or make our results of operations volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or on rechartering at their expiry.

Public Health Threats Risk

Our financial and operating performance may be adversely affected by global public health threats, such as and including COVID-19.

Public health threats, such as the coronavirus (COVID-19), influenza and other highly communicable diseases or viruses, outbreaks of which from time to time occur in various parts of the world in which we operate, including China, could adversely impact our operations and the operations of our customers. The recent pandemic of the novel coronavirus (COVID-19) has, among other things, caused delayed or extended drydockings, disrupted our operations from non-availability of staff and materials and significantly affect global markets, including the demand for container shipping services, and therefore charter rates and asset values. If the effect of the COVID-19 is ongoing, or another such pandemic occurs, we may be unable to recharter our ships at appropriate rates or durations.

Additionally, any prolonged restrictive measures implemented in order to control or contain COVID-19 or other global public health threats may have a material and adverse effect on our business operations and demand for our vessels generally.

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

We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of containerships in ports in the Asia Pacific region. Consequently, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China’s rate of real GDP growth has fallen from its historical highs. The United States has also implemented more protectionist trade measures in an effort to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies and the withdrawal of the United Kingdom from the European Union. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January 2020 that deescalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. Notwithstanding the interim trade deal, the US policy on China may not change dramatically under President Joe Biden and there is no assurance that the Chinese economy will not experience a significant slowdown in the future. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

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

Global financial markets and economic conditions have been, and continue to be, volatile. Inter alia, this volatility is due to continuing uncertainty around COVID-19 and, more recently, heightened geopolitical tension surrounding the recent hostilities between Russia and Ukraine, and growing concerns regarding inflation and prices for commodities such as oil and steel. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, a process that the government of the U.K. formally initiated in March 2017 (“Brexit”). The U.K. and the EU negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period was in place until December 2020, during which the U.K. remained subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. The EU-UK Trade and Cooperation Agreement (“Cooperation Agreement”) was agreed on December 24, 2020, ratified by the UK Parliament on December 30, 2020 and has been provisionally applied by the EU from December 31, 2020. There is still uncertainty as to the practical consequences of the Cooperation Agreement and its impact on the future relationship between the U.K. and the EU over the short-, medium, and long term. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

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

While the size of the containership orderbook has declined substantially since its peak in 2008/2009, the containership newbuilding orderbook as of December 31, 2021 represented approximately 23.4% of the total on the water fleet capacity. Further containerships are likely to be ordered. Notwithstanding scrapping, delivery of newly built containerships will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

Vessels’ Trading Risks

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or other penalties and have a material adverse effect on the market for our securities.

While none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism (“Sanctioned Jurisdictions”), and we endeavor to take precautions reasonably designed to mitigate such activities, it is possible that, on charterers’ instructions and without our consent, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

A government of a vessel’s registry could requisition one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would likely be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Additionally, under most of our time charter agreements, if a vessel is requisitioned, our customer has the option to terminate the charter agreement within 14 days of receipt of notice of the requisition. Government requisition of one or more of our vessels may negatively impact our revenues and cash flow.

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

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect of such compliance on the current market value, resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may negatively impact our business, results of operations and financial condition. In addition, any future decarbonization technologies may increase our costs, or we may be limited in our ability to apply them to commercial scale.

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

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations and financial condition. For additional information about the environmental regulations to which we are subject, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations”.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment health and safety, diversity, labor conditions and human rights in recent years, and have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on the company’s business and financial condition.

Moreover, from time to time, in alignment with our sustainability priorities, we may incur additional costs, establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

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

From January 1, 2020, vessels must comply with the IMO mandated sulfur emission limit of 0.5% m/m. This may be achieved by (i) using low sulfur fuel which may be at a higher cost that standard heavy fuel oil, (ii) installing scrubbers for cleaning of exhaust gas; or (iii) by retrofitting vessels to be powered by, for example, liquefied natural gas. The higher cost of low sulfur fuel is, in the first instance, borne by the vessel operator, our charterer, whereas the installation of scrubbers or retrofitting for an alternative fuel source, would in the first instance be borne by us as the vessel owner. Contrary to initial concerns, the availability of low sulfur fuel has not been an issue for the industry and, to date, the pricing spread between high- and low-sulfur fuels has been much tighter than originally anticipated. Nevertheless, costs of compliance going forward may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Climate change risks and greenhouse gas restrictions may adversely impact our operations.

Due to concerns over the risks associated with climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s Marine Environment Protection Committee (the “MEPC”), announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Maritime shipping will also be included in the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels constructed before September 8, 2017, must comply with updated standards on or after September 8, 2019, with the exact date depending on the date of the next International Oil Pollution Prevention (“IOPP”) renewal survey. In some cases, such as where vessels are due to trade to U.S. ports, the implementation date may be before the IMO deadline. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water to eliminate unwanted organisms. Ships constructed on or after September 8, 2017 have been obligated to comply with the standards on or after September 8, 2017. We currently have 43 vessels which have a ballast water management system fitted and 22 vessels that do not. The costs of compliance may be substantial and adversely affect our revenues and profitability.

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

Risks Relating to our Common Stock and Depositary Shares Representing Series B Preferred Shares

We cannot guarantee that our Board of Directors will declare dividends or otherwise return cash to shareholders.

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our dividend policy or determine to return cash to shareholders in other ways, such as share repurchases. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to declare and pay dividends in the future. The timing and amount of any dividends declared will depend on, among other things (a) our results of operations, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our Board of Directors.

The international containership and containership leasing industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends in each quarter will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;
•	acquisition of additional vessels;
•	the timing of scheduled drydockings;
•	the timing of interest payments, scheduled debt amortization payments and other payments that might be due under our debt facilities;
•	delays in the delivery of newbuilding vessels, if any, and the beginning of payments under charters relating to those vessels;
•	the level of our operating costs, such as the costs of crews, lubricants and insurance;
•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;
•	any idle time after one charter expires until a new charter is agreed or the vessel is disposed of, should a new charter not be agreed;
•	unexpected repairs to, or required expenditures on, vessels or dry-docking costs in excess of those anticipated;
•	the loss of a vessel;
•	prevailing global and regional economic and geopolitical conditions;
•	changes in interest rates;
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;
•	modification or revocation of our dividend policy by our Board of Directors; and
•	the amount of any cash reserves established by our Board of Directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends or to be returned to shareholders in other ways.

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal years, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may not be able to pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future or that cash will be returned to shareholders in other ways.

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

Our shareholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of up to 180 days after the date of an offering prospectus without the prior written consent of the underwriter(s).

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2009 through 2018 under the “publicly-traded” test. We do not believe that we were able to satisfy the “publicly-traded” test for 2019 and, consequently, we were not exempt from U.S. federal income taxation on our U.S. source gross transportation income for 2019. Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2020 and 2021, under the “publicly-traded” test. Whether we may satisfy the “publicly-traded” test depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2022 or future taxable years. See Item “10. Additional Information—E. Taxation—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the U.S. federal income tax rules related to Section 883.

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

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (the “OECD”) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In the third quarter of 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. Qualifying international shipping income is exempt from many aspects of this framework. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As this framework is subject to further negotiation, final approval by the G20, and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain.

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

On November 15, 2018, we completed the Poseidon Transaction, a transformative transaction by which we acquired 20 containerships, one of which was contracted to be sold. On the closing of the Poseidon Transaction, we issued as consideration 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which were converted to an aggregate of 12,955,188 Class A common shares in January 2021, and assumed the debt of Poseidon Containers, which amounted to $509.7 million.

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

During 2021, we completed a series of vessel purchases, resulting in our acquisition of 23 additional vessels, and as of March 10, 2022, we owned 65 mid-sized and smaller containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax. See “Item 4. Information on the Company-B. Business Overview”.

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

During the year ended December 31, 2020, 184,270 Class A common shares were issued under our 2019 Omnibus Incentive Plan (the “2019 Plan”) resulting in a total of 17,741,008 Class A common shares outstanding as of December 31, 2020.

On January 20, 2021, we repaid all of our outstanding 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”) from the proceeds of a new $236.2 million senior secured loan facility (the “New Hayfin Facility”) with Hayfin Capital Management, LLP (“Hayfin”) and cash on hand. As a result, on the same day, the 250,000 Series C Preferred Shares, representing all such shares outstanding, converted to an aggregate of 12,955,188 Class A common shares.

On January 26, 2021, we closed our fully underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds of approximately $70.2 million, and on February 17, 2021, we issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds we received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67.5 million. Following the closing of the January 2021 Equity Offering, we had 36,283,468 Class A common shares outstanding.

On September 1, 2021, we announced the purchase and retirement of 521,650 Class A common shares for $10.0 million, reducing our issued and outstanding Class A common shares to 36,216,803 as of that date.

During the year ended December 31, 2021, 747,604 Class A common shares were issued under the 2019 Plan, and in January 2022, a further 347,283 Class A common shares were issued under the 2019 Plan.

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

On November 27, 2019, we launched an “at the market” offering program (the “2024 Notes ATM Program”), for the sale, from time to time, of up to an additional $68.0 million of 2024 Notes. As of March 10, 2022, we have issued and sold approximately $50.9 million aggregate principal amount of the 2024 Notes ATM Program, resulting in net proceeds to us of $50.3 million..

On August 13, 2021, as part of the consideration for the purchase of 12 containerships from Borealis Finance LLC (the “Borealis Fleet”), for an aggregate purchase price of $233.9 million we issued $35.0 million of 2024 Notes to the sellers of the ships. As at December 31, 2021 total outstanding balance of the 2024 Notes was $117.5 million.

Depositary Shares ATM Program

On December 10, 2019, we launched an “at the market” offering program (the “Depositary Shares ATM Program”), pursuant to which we may sell, from time to time, up to $75.0 million of our depositary shares (the “Depositary Shares”), each of which represents 1/100th of one share of our 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share). As of March 10, 2022, we have issued and sold approximately 3.0 million of our Depositary Shares under the Depositary Shares ATM Program, resulting in net proceeds to us of $71.4 million.

Other Recent Developments

On March 4, 2022, we provided a notice of redemption to holders of our 2024 Notes for our redemption of $28.5 million aggregate principal amount of the 2024 Notes at a redemption price equal to 102.0% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date of April 5, 2022.

On March 2, 2022, we announced that our Board of Directors authorized share repurchases in the amount of up to $40.0 million, to be utilized on an opportunistic basis.

On February 10, 2022, we announced a dividend of $0.25 per Class A common share for the fourth quarter of 2021 to be paid on March 4, 2022 to common shareholders of record as of February 22, 2022. This follows dividends of $0.25 per Class A common share paid for the first, second and third quarters 2021.

In January 2022, agreed an amendment to the existing $268.0 million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine) with outstanding balance of $213.2 million, to extend the maturity date from September 2024 to December 2026, favorably amend certain covenants, and release three vessels from the facility’s collateral basket, at an unchanged rate of LIBOR + 3.00%. These three vessels were subsequently used as collateral for a new $60.0 million syndicated senior secured debt facility, maturing July 2026 and priced at LIBOR + 2.75%, which was used to fully repay the 10.00% Blue Ocean junior debt facility and for general corporate purposes.

In December 2021, we hedged our exposure to a potential rising interest rate environment by putting in place a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter 2026, on $484.1 million of our floating rate debt, which reduces over time and represents approximately half of the then outstanding floating rate debt. In February 2022, we entered into a further USD one-month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $507.9 million of floating rate debt, which also reduces over time and represented approximately half of the outstanding floating rate.

On November 22, 2021, we announced that our Board of Directors approved the increase in the dividend on our Class A common shares by 50% to $0.375 per share per quarter effective from first quarter 2022.

B. Business Overview

Our Fleet

The table below provides certain information about our fleet of 65 containerships as of December 31, 2021, including charters agreed up to March 10, 2022:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
UASC Al Khor (1)	9,115	31,764	2015	Hapag-Lloyd (3)	1Q27 (3)	3Q27 (3)	34,000 (3)
Anthea Y (1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
Maira XL(1)	9,115	31,820	2015	ONE (3)	2Q27 (3)	4Q27 (3)	31,650 (3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	1Q25	23,000
GSL Ningbo	8,603	34,340	2004	MSC	1Q23	3Q23	22,500
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (5)	16,500 (5)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	1Q25 (5)	14,500 (5)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24 (5)	14,500 (5)
Mary (1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina (1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	3Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	3Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	4Q23	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	4Q24	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750 (6)
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	2Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	2Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (7)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (7)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (7)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (7)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (7)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (7)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (7)
Tasman	5,936	25,010	2000	Maersk	1Q22	1Q24	12,500 (8)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	3Q24	14,500 (9)
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500 (9)
GSL Tripoli	5,470	22,259	2009	Maersk	3Q24	4Q27	36,500 (10)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28	36,500 (10)
GSL Tinos	5,470	22,067	2010	Maersk	3Q24	4Q27	36,500 (10)
GSL Syros	5,470	22,098	2010	Maersk	3Q24	4Q27	36,500 (10)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	2Q25	24,500 (11)
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (12)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q22	4Q22	22,000
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	3Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	3Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	2Q23	25,350
GSL Rossi	3,421	16,420	2012	Gold Star/ZIM	1Q26	3Q26	20,000 (13)
GSL Alice	3,421	16,543	2014	CMA CGM	1Q23	2Q23	21,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	2Q23	3Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	13,250 (14)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	20,250 (15)
GSL Lalo	2,824	11,950	2006	ONE	4Q22	1Q23	18,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	1Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $
GSL Elizabeth	2,741	11,507	2006	ONE	3Q22	1Q23	18,500
GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Westwood	4Q22	1Q23	19,250
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	1Q25	32,000 (16)
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000 (17)
Akiteta (18)	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000
GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900

(1)	Modern design, high reefer capacity, fuel-efficient vessel.

(2)	In many instances charterers have the option to further extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers - may exceed the Latest Charter Expiry Dates indicated.

(3)	UASC Al Khor & Maira XL. On November 22, 2021 we announced the forward fixture of these two ships, upon the expiry of their existing charters in the second or third quarters of 2022, to a leading liner operator for approximately five years each at a charter rate of $65,000 per day.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(5)	GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(6)	CMA CGM Berlioz. Chartered at $34,000 per day through end-December 2021, at which time the rate increased to $37,750 per day.

(7)	On February 9, 2021 we announced that we had contracted to purchase seven ships of approximately 6,000 TEU each, which have now been delivered. Contract cover for each ship is for a firm period of at least three years from the date each vessel is delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by - and terminating prior to - each vessel’s 25th year drydocking & special survey.

(8)	Tasman. 12-month extension at charterer’s option is callable in 2Q2022, at an increased rate of $20,000 per day.

(9)	A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021, and ZIM Europe (formerly Dimitris Y), at a rate of $24,250 per day, from May 2022.

(10)	On June 16, 2021 we announced that we had contracted to purchase four ultra-high reefer ships of 5,470 TEU each. These ships delivered in September and October of 2021. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(11)	Dolphin II. Chartered to OOCL at $24,500 per day through April 2022, at which time the rate will increase to $53,500 per day.

(12)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.

(13)	GSL Rossi. Chartered to Gold Star / ZIM to March 2022 at a rate of $20,000 per day; thereafter the rate increases to an average of $38,875 per day.

(14)	GSL Valerie: chartered to ZIM at $13,250 per day to January 2022; thereafter the rate increases to an average of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.

(15)	Matson Molokai. Chartered to Matson at $20,250 per day to May 2022 after which the rate increases to $36,500 per day.

(16)	Manet. Chartered to OOCL at a rate of $32,000 per day upon completion of dry-docking.

(17)	Kumasi. Chartered to Wan Hai at a rate of $38,000 per day upon completion of dry-docking.

(18)	Akiteta, formerly Marie Delmas. Chartered to OOCL at a rate of $32,000 per day upon completion of dry-docking. Note that this charter was formerly attributed to Kumasi, but was switched to Akiteta due to vessel positioning and availability.

Fleet Development

As of December 31, 2021, our fleet consisted of 65 containerships with an aggregate capacity of 342,348 TEU and a TEU-weighted average age of approximately 14.9 years.

Vessel Acquisitions

On February 9, 2021, we contracted to purchase from and charter back to Maersk Line, seven 6,000 TEU Post-Panamax containerships (the “Seven Vessels”) with an average age of approximately 20 years for an aggregate purchase price of $116.0 million funded by cash, a new $64.2 million secured credit facility and a new $14.7 million sale and leaseback agreement. The vessels were delivered between April 26, 2021 and July 28, 2021.

On June 8, 2021, we contracted to purchase 12 containerships from Borealis Finance LLC, with an average size of approximately 3,000 TEU, a weighted average age of 11 years, and all with charters to leading liner operators, for an aggregate purchase price of $233.9 million funded by cash, an issuance of $35.0 million of existing 2024 Notes to the sellers of the ships and a new $140.0 million syndicated secured credit facility. All of these vessels were delivered in July 2021.

On June 16, 2021, we contracted to purchase four 5,470 TEU ultra-high reefer capacity Panamax containerships with an average age of approximately 11 years, and with charters to Maersk Line, for an aggregate purchase price of $148.0 million funded by cash and four new $30.0 million sale and leaseback agreements. Three of these vessels were delivered to us in September 2021 and the remaining vessel was delivered on October 13, 2021.

Vessel disposals

We sold La Tour, a 2001-built, 2,272 TEU containership, on June 30, 2021, for net proceeds of $16.5 million. The vessel was released as collateral under our $236.2 million senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”). The net gain from the sale of vessel was $7.8 million.

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

Right of First Refusal

Pursuant to the terms of the initial time charters with CMA CGM, of which four were in place at December 31, 2021, CMA CGM has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell it during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

Off-hire

Under a time charter, when the vessel is not available for service, and is “off-hire,” the charterer generally is not required to pay charter hire (unless the charterer is responsible for the circumstances giving rise to the ship’s unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. Additionally, in many cases the charterer has the option to extend the latest redelivery date by the offhire days. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, including:

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

Management of Our Fleet

Our management team supervises the day-to-day technical ship management of our vessels which is provided mainly by Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner. The technical management of six vessels is provided by a separate third party ship manager. Additionally, as of December 31, 2021, all of our vessels were commercially managed by Conchart, a company of which our Executive Chairman is the sole beneficial owner.

Technical Management

Technomar provides all day-to-day technical ship management services for all but six of our vessels, where technical management services are provided by a separate third-party ship manager (the “Third-Party Managed Vessels”).

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

We pay Technomar a daily management fee of Euro 700 (Euro 715 from January 1, 2022), per vessel, payable in U.S. dollars at an agreed exchange rate of 1.164 USD to 1.0 Euro, which, in addition to the technical ship management services noted above, includes administrative support services provided to the GSL group including accounting and financial reporting, treasury management services and legal services.

The ship managers are required to use their best endeavors to provide the services specified in the ship management agreements. Pursuant to the terms of the ship management agreements, we provide customary indemnification to the manager and its employees, agents and sub-contractors.

The ship management agreements for the vessels provided as security under our credit facilities have a minimum duration equal to the duration of their respective credit facilities.

The management agreements with Technomar may be terminated by either party by giving six months’ written notice with termination to be effective no sooner than the expiry of the minimum term. In this case, a termination payment of 50% of the annual fee is payable if the management agreement is terminated by the managers and a termination fee of two times the annual fee is payable if the management agreement is terminated by the owners.

A third-party ship manager provides technical and crew services for the Third-Party Managed Vessels. We pay $200,000 per annum per vessel for technical management services and $4,000 per month per vessel for crew services for these vessels. The minimum contract period is two years from each vessel’s delivery date, with the second year being subject to certain performance parameters of the manager. The management agreements with the third-party managers may be terminated by either party by giving two months’ written notice with termination to be effective no sooner than the expiry of the minimum term. A termination payment of a one month fee is payable if the management agreement is terminated by either party.

Either party may terminate a ship management agreement in the event of default, which has not been cured, an order being made or a resolution being passed for the winding up, dissolution or bankruptcy of either party, or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes a special arrangement with its creditors. The ship management agreement will also terminate if the vessel becomes a total loss, is declared as a constructive or compromised or arranged total loss, is requisitioned or sold. The agreements with Technomar can also be terminated by either party upon a change of control of the other party.

 In addition, each of our vessel-owning subsidiaries for the Third-Party Managed Vessels has entered into a Supervision Agreement with Technomar, pursuant to which Technomar supervises the third-party manager in order to ensure the services are fulfilled as required under the third party management agreements. In addition, Technomar undertakes the provision of Technical, Drydock, Insurance, Freight and Claims Handling Services as well as accounting, administrative & support services. The terms of the Supervision Agreements are similar, mutatis mutandis, to the terms of our existing Technical Management Agreements with Technomar. Pursuant to the Supervision Agreements, we pay a supervision fee of $150 per day per vessel, which, subject to the vessel-owning subsidiary’s approval, may be increased every January 1 by not more than 2.5%. The minimum duration is from the delivery date of each vessel to us until the earlier of either (i) the termination of the third party management agreement or (ii) the lapse of 24 calendar months from the delivery date in which case the Supervision Agreement automatically converts to a Technomar technical management agreement under agreed terms as per our existing Technomar management agreements, with a minimum duration until September 30, 2026 and with the first budget to be agreed on the date of conversion.

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

The commercial management of all of our vessels is provided by Conchart, under agreements which provide for Conchart to receive a commission of 1.25% on all monies earned under each charter fixture, and 1.00% commission on any sale and purchase transaction. No commission is payable on any charter of a vessel in the GSL Fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to the managers for any extension of such charters after March 31, 2021.

The commercial management agreements for the vessels provided as security under our credit facilities have a minimum term equal to the duration of their respective credit facilities and can thereafter be terminated on six months’ notice in which case a termination payment is due of six times the average monthly commission paid in the previous six months if the agreement is terminated by Conchart and 12 times the average monthly commission paid in the previous six months if the agreement is terminated by the vessel owner. The agreement can also be terminated by one party on change of control in the other party. Either party can terminated the agreement in the event of default, which has not been cured, an order being made or a resolution being passed for the winding up, dissolution or bankruptcy of either party, or if a receiver was appointed, or if it suspends payment, ceases to carry on business or makes a special arrangement with its creditors.

 Until January 20, 2021, Global Ship Lease Services Limited (“GSLS”), a wholly owned subsidiary of the company, was the commercial manager for the 16 vessels provided as security under the 2022 Notes and an associated credit facility until the 2022 Notes were fully repaid on January 20, 2021, the associated credit facility having been fully repaid on October 31, 2020. It had entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, whereby Conchart was appointed to provide commercial advisory and exclusive brokerage services on terms substantially similar to those of the described above.

By mutual consent, the EBSA was terminated without penalty on the repayment of the 2022 Notes and the 16 vessels became subject to commercial management agreements directly with Conchart.

Pursuant to the Brokerage Services Agreement dated February 21, 2020 among GSL Inc , each GSl vessel owning company and GSL Enterprises Ltd (“GSL Enterprises”), GSL Enterprises is engaged by GSL Inc and the GSL SPVs to provide various brokerage, administrative and other services. GSL Enterprises is getting a base fee of $1,000 per month per vessel plus any supplemental fees to cover all operating needs of GSL Enterprises. The Brokerage Services Agreement can be terminated by mutual agreement at any time or by either party in case of the other party’s breach of the terms of the agreement.

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

The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking:

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Thalassa	Bureau Veritas	Jun-22
UASC Al Khor	DNV-GL & RINA	Dec-22
Anthea Y	DNV-GL & RINA	Feb-23
Maira XL	DNV-GL & RINA	Aug-25
MSC Tianjin	RINA	Mar-25
MSC Qingdao	Bureau Veritas	Apr-24
GSL Ningbo	Bureau Veritas	May-24
GSL Eleni	DNV-GL	Jul-24
GSL Kalliopi	DNV-GL	Oct-24
GSL Grania	DNV-GL	Sep-24
Mary	RINA	Jan-23
Kristina	DNV-GL	Mar-23
Katherine	RINA	Apr-23
Alexandra	RINA	Jan-23
Alexis	DNV-GL & RINA	Jul-24
Olivia I	DNV-GL & RINA	Jul-24
GSL Christen	RINA	Aug-22
GSL Nicoletta	RINA	Sep-22
CMA CGM Berlioz	Bureau Veritas	In progress
Agios Dimitrios	Bureau Veritas	Sep-25
GSL Vinia	Bureau Veritas	Oct-24
GSL Christel Elisabeth	Bureau Veritas	Sep-24
GSL Dorothea	RINA	May-26
GSL Arcadia	DNV-GL	Dec-25
GSL Violetta	DNV-GL	Aug-25
GSL Maria	RINA	Dec-26
GSL MYNY	DNV-GL	Oct-25
GSL Melita	RINA	May-26
GSL Tegea	RINA	Jun-26
Tasman	Bureau Veritas	Jan-25
ZIM Europe	Bureau Veritas	May-25
Ian H	Bureau Veritas	Jul-25
GSL Tripoli	DNV-GL	Sep-22
GSL Kithira	DNV-GL	Jul-22
GSL Tinos	DNV-GL	Jun-22
GSL Syros	DNV-GL	Jul-22
Dolphin II	Bureau Veritas	Apr-22
Orca I	Bureau Veritas	Nov-26
CMA CGM Alcazar	Bureau Veritas	Nov-22
GSL Château d’If	Bureau Veritas	Aug-22
GSL Susan	RINA	Jul-22
CMA CGM Jamaica	DNV-GL	In progress
CMA CGM Sambhar	RINA	Jul-26
CMA CGM America	RINA	In progress
GSL Rossi	RINA	Dec-27
GSL Alice	RINA	Mar-29
GSL Eleftheria	RINA	Jun-28
GSL Melina	RINA	Dec-28
GSL Valerie	DNV-GL	Jun-25

Vessel Name	Classification Society	Drydocking Month(1)
Matson Molokai	RINA	Feb-25
GSL Lalo	RINA	Jun-26
GSL Mercer	RINA	May-22
Athena	RINA	Feb-23
GSL Elizabeth	RINA	Mar-26
tbr GSL Chloe	RINA	Jan-25
GSL Maren	RINA	Mar-24
Maira	RINA	Aug-25
Nikolas	RINA	Aug-25
Newyorker	RINA	Jan-26
Manet	Bureau Veritas	Oct-26
Keta	Bureau Veritas	Nov-26
Julie	Bureau Veritas	Aug-22
Kumasi	Bureau Veritas	Feb-27
Akiteta	Bureau Veritas	Jan-27
GSL Amstel	RINA	Oct-23

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.

The table does not take account of discretionary drydockings to effect vessel upgrades, or in response to proposed or actual regulatory changes such as for ballast water treatment.

Competition

We operate in markets that are highly competitive. We expect to compete for vessel purchases and charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. We also expect to compete with many other companies, both other owners and operators to, among other things, purchase newbuildings and secondhand vessels to grow our fleet.

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

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. Not all of the permits, licenses and certificates currently required to operate the vessels globally have been obtained by us or our ship managers. For example, Keta, Julie, Kumasi and Akiteta have not been certified to comply with all U.S., Canadian and Panama Canal regulations, as our charterers do not intend to operate them in these waters. However, permits can be obtained in case charterers wish to trade the vessels in USA Canada and/or transit Panama Canal.

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

From January 1, 2020, the IMO mandated global sulfur cap of 0.5% m/m was implemented. Vessels comply either by being fitted with exhaust gas cleaning systems (“scrubbers”), allowing the vessel to continue to use less expensive, higher sulfur content fuel or by burning more expensive, low sulfur fuel. From March 1, 2020, vessels not fitted with exhaust gas scrubbers cannot have high sulfur content fuel on board.

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

The IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention,” prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels and requires vessels over 400 grt engaged in international voyages to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time, or subsequent surveys when the anti-fouling systems are altered or replaced. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the “waters of the United States” and regulating quality standards for surface waters. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA imposes strict liability in the form of penalties for any unauthorized discharges, and substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of waters of the United States (“WOTUS”), thereby expanding federal authority under the CWA, but following litigation, the EPA and Department of the Army proposed a limited definition of “waters of the United States” in December 2018. The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Under NISA, newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels, are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016.

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

The IMO, EU, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently developing a proposal for the inclusion of shipping in the EU Emissions Trading System.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.

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

Of particular importance, due to the trade intensity in these areas, are four ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), aiming to reduce the levels of ship-generated air pollution and focus on the sulfur content of fuels. As of January 1, 2017, vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulfur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within Chinese emission control areas have implemented this standard. As of January 1, 2019, vessels must switch to fuel with a sulfur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. From January 1, 2020, vessels entering Inland ECAs (Yangtze River and Xi Jiang River) must use fuel with a sulfur content not exceeding 0.10% while operating within the Inland ECA. Looking further ahead, a sulfur cap of 0.1% will apply to seagoing vessels entering Hainan Waters within the coastal ECA from January 1, 2022. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the Inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China should report energy consumption data of their last voyage to China MSA before leaving port (China Regulation on Data Collection for Energy Consumption of Ships). Hong Kong’s current Fuel at Berth Regulation requiring ships to burn fuel with a sulfur content not exceeding 0.5% m/m while at berth are expected to be replaced by a regulation extending the standard to ships operating in Hong Kong waters. Ships not fitted with scrubbers will be required to burn fuel with a sulfur content not exceeding 0.5% m/m within Hong Kong waters, irrespective of whether they are sailing or at berth. In Taiwan, ships not fitted with exhaust gas scrubbers must burn fuel with a sulfur content not exceeding 0.5% m/m when entering its international commercial port areas. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025.

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

Our current protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 Clubs that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group of P&I Clubs maintain a Pool arrangement, which provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, $100.0 million. The Clubs are collectively reinsured in the International Group Excess Loss Programme for $3.0 billion, with an excess of $100.0 million. The overall limit of coverage per vessel, per incident, is approximately $7.0 billion. As members of Clubs which are members of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of Clubs comprising the International Group.

C. Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each of our vessels is owned by a separate wholly-owned subsidiary. 23 vessels are owned by companies incorporated in Marshall Islands; one of them is under sale and leaseback transaction and while the disponent owner is a Marshall Island company, its registered owner is a Hong Kong non GSL company. 42 vessels are owned by companies incorporated in Liberia; five of them are under sale and leaseback transactions and while the disponent owners are Liberian companies, their registered owners are Hong Kong non GSL companies. In addition, GSLS, a company incorporated in England and Wales and which is directly wholly owned by the holding company, and GSL Enterprises Ltd., a Marshall Islands corporation which has established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967), provide certain administrative services to the group.

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

A. Operating Results

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

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

As of December 31, 2021, we owned 65 vessels, with a total capacity of 342,348 TEU with an average age, weighted by TEU capacity, of 14.9 years.

We have entered into ship management agreements with third-party ship managers for the day-to-day technical and commercial management of our current fleet of vessels. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” for a more detailed description of our ship management agreements.

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

As at December 31, 2021 and as adjusted to include new charters agreed through March 10, 2022, the average remaining term of our charters at December 31, 2021, to the mid-point of redelivery, including options under our control, was 2.6 years on a TEU-weighted basis. The time charters for one of our 65 containerships either have expired or could expire before the end of the first half of 2022, and a further nine vessels have charters that could expire during the second half of 2022. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

The container shipping industry suffered a cyclical downturn as a result of the Global Financial Crisis in 2008—2009 and many container shipping companies reported substantial losses. Financial performance of container shipping companies subsequently improved however, the industry remained under pressure due to oversupply of container ship capacity. 2020 saw a substantial downturn, triggered by the global COVID-19 pandemic. However, the industry has recovered markedly, commencing late 2020 with volumes, freight rates, charter rates and vessel values all increasing substantially. Charter payments have been received on a timely basis and, as of December 31, 2021, charterhire was up-to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Selected Financial Information and Other Data

The following table sets forth our selected consolidated financial and other data as of and for the years ended December 31, 2021, 2020, 2019, 2018 and 2017. Consolidated financial data is derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income and statements of cash flows for the years ended December 31, 2021, 2020 and 2019 and our audited consolidated balance sheets as of December 31, 2021 and 2020, together with the notes thereto, are included in this Annual Report. Our audited consolidated statements of income and cash flows for the years ended December 31, 2018 and 2017 and our audited consolidated balance sheets as of December 31, 2019, 2018, and 2017, and the notes thereto, are not included herein.

	2021	2020	2019	2018 (1)	2017
	(Expressed in millions of U.S. dollars, except for per share data)
Statement of Income
Operating revenues:
Time charter revenue	$ 448.0	$ 282.8	$ 261.1	$ 157.1	$ 159.3
Operating expenses:
Vessel operating expenses	(130.3)	(102.8)	(87.8)	(49.3)	(42.7)
Time charter and voyage expenses	(13.1)	(11.2)	(9.0)	(1.6)	(1.0)
Depreciation and amortization	(61.6)	(47.0)	(43.9)	(35.5)	(38.0)
General and administrative expenses	(13.2)	(8.4)	(8.8)	(9.2)	(5.4)
Impairment of vessels	—	(8.5)	—	(71.8)	(87.6)
Gain/(Loss) on sale of vessels	7.8	(0.2)	—	—	—
Total operating expenses	(210.4)	(178.1)	(149.5)	(167.4)	(174.)
Operating Income / (Loss)	237.6	104.7	111.6	(10.3)	(15.)
Non-operating income/(expenses)
Interest income	0.4	1.0	1.8	1.4	0.5
Interest and other finance expenses	(69.2)	(65.4)	(75.0)	(48.7)	(59.4)
Other income, net	2.8	1.3	1.5	0.3	0.1
Income / (Loss) before income taxes	171.6	41.6	39.9	(57.3)	(74.2)
Income taxes	(0.1)	(0.0)	(0.0)	0.0	(0.0)
Net Income / (Loss)	171.5	41.6	39.9	(57.3)	(74.2)
Earnings allocated to Series B Preferred Shares	(8.3)	(4.0)	(3.1)	(3.1)	(3.1)
Net Income / (Loss) available to common shareholders (2)	163.2	37.6	36.8	(60.4)	(77.3)
Net Earnings / (Loss) per Class A common share in $
Basic	4.65	1.23	1.48	(7.42)	(12.89)
Diluted	4.60	1.22	1.48	(7.42)	(12.89)
Weighted average number of Class A common shares outstanding
Basic in millions	35.1	17.7	11.9	6.5	6.0
Diluted in millions	35.5	17.8	11.9	6.5	6.0
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	Nil	Nil	0.9	0.9
Dividend per Class A common share in $	27.9	—	—	—	—
Statement of cash flow
Net cash provided by Operating Activities	263.9	104.4	93.3	47.7	66.9
Net cash (used in)/provided by Investing Activities	(482.2)	(39.6)	(99.9)	24.3	(4.9)
Net cash provided by/(used in) Financing Activities	321.6	(120.1)	64.1	(55.2)	(42.9)

51

	2021	2020	2019	2018 (1)	2017
	(Expressed in millions of U.S. dollars, except for per share data)
Balance sheet data (at year end)
Total current assets	143.4	98.6	161.9	99.0	77.4
Vessels in operation	1,682.8	1,140.6	1,155.6	1,112.8	586.5
Total assets	1,994.1	1,274.2	1,351.8	1,233.5	675.9
Debt (current and non-current portion), net	1,070.5	769.5	896.9	877.2	398.5
Class B and C Preferred Shares	—	—	—	—	—
Class A and B common shares	0.4	0.2	0.2	0.1	0.1
Shareholders’ equity	712.6	464.7	406.4	316.4	251.6
Other data
Number of vessels in operation at year end	65	43	43	38	18
Ownership days	19,427	16,044	14,326	7,675	6,570
Utilization	94.3%	93.0%	94.4%	98.7%	98.4%
(1)	On November 15, 2018, we completed the Poseidon Transaction. The consideration given was 3,005,603 Class A common shares and 250,000 Series C perpetual convertible preferred shares of par value $0.01 (the “Series C Preferred Shares”). On January 20, 2021, all 250,000 Series C Preferred Shares were converted into an aggregate of 12,955,188 Class A common shares.

(2)	On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this Annual Report give effect to the reverse stock split retroactively, for all periods presented.

Results of Operations

Year ended December 31, 2021 compared to Year ended December 31, 2020

	Year ended December 31,
	2021	2020
Operating Revenues	(in millions of U.S. dollars)
Time charter revenue	$ 448.0	$ 282.8
Operating Expenses
Vessel operating expenses	(130.3)	(102.8)
Time charter and voyage expenses	(13.1)	(11.2)
Depreciation and amortization	(61.6)	(47.0)
Impairment of vessels	-	(8.5)
General and administrative expenses	(13.2)	(8.4)
Gain/(loss) on sale of vessels	7.8	(0.2)
Total operating expenses	(210.4)	(178.1)
Operating Income	237.6	104.7
Non-Operating Income / (Expenses)
Interest income	0.4	1.0
Interest and other finance expenses	(69.2)	(65.4)
Other income, net	2.8	1.3
Income taxes	(0.1)	(0.0)
Net Income	171.5	41.6
Earnings allocated to Series B Preferred Shares	(8.3)	(4.0)
Net Income available to Common Shareholders	$ 163.2	$ 37.6

Operating Revenues

Operating revenues reflect income under fixed rate time charters and were $448.0 million in the year ended December 31, 2021, an increase of $165.2 million, or 58.4%, from operating revenues of $282.8 million for 2020. The increase is principally due to (i) a 21.1% increase in ownership days, due to the net acquisition of 22 vessels in 2021, resulting in 19,427 ownership days in 2021, compared to 16,044 in 2020, (ii) increased revenue on charter renewals at higher rates on 15 vessels since the beginning of 2021 and the full year effect of four charter renewals at higher rates effective in 2020, (iii) $45.4 million credit from amortization of intangible liabilities arising on below-market charters attached to vessels, and (iv) $16.3 million due to the modification of time charter contracts with a direct continuation at a different rate with the same charterer, offset by an increase in unplanned offhire days from 95 in 2020 to 260 days in 2021 and an increase in planned offhire days from 687 in 2020 to 752 in 2021.

There were 1,100 days offhire through the year, including 752 days for 11 planned vessel upgrades, 11 completed regulatory drydockings and four in progress as at December 31, 2021. Utilization for 2021 was 94.3%. In 2020, utilization was 93.0%.

Total Operating Expenses

Total Operating Expenses totaled $210.4 million (or 47.0% of operating revenues). Operating expenses totaled $178.1 million for the year ended December 31, 2020 (or 63.0% of operating revenues).

Total Operating expenses can be analyzed as follows:

•	Vessel operating expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $130.3 million for the year ended December 31, 2021 (or 29.0% of operating revenues) compared to $102.8 million for the year ended December 31, 2020 (or 36.4% of operating revenues). Ownership days in 2021 were 19,427, up 21.1% on 16,044 of 2020. The increase is mainly due to the net increase of 22 vessels since January 1, 2021. The average cost per ownership day was $6,707, up $297, (or 4.6%), from $6,410 for 2020.

•	Time Charter and voyage expenses: Time charter and voyage expenses, which comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is offhire or idle and miscellaneous costs associated with a ship’s voyage for the owner’s account, were $13.1 million for the year ended December 31, 2021 (or 2.9% of operating revenues) compared to $11.1 million for the year ended December 31, 2020 (or 3.9% of operating revenues). The increase was mainly due to the net increase of 22 vessels since January 1, 2021. The average cost per ownership day was $674, down $21, (or 3.0%), from $695 for 2020

•	Depreciation and Amortization: Depreciation and Amortization was $61.6 million (or 13.7% of operating revenues) for the year ended December 31, 2021, up from $47.0 million (or 16.6% of operating revenues) in 2020. The increase was mainly due to the net increase of 22 vessels since January 1, 2021.
•	Impairment of Vessels-Gain/(loss) on sale of vessels: The 2001-built, 2,272 TEU containership, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million. As at December 31, 2021, there were no events or changes in circumstances which indicated that the carrying amounts of any of our vessels may not be recoverable and therefore no impairment was charged. As of March 31, 2020, we had an expectation that the 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized. An additional impairment charge of $0.9 million was recognized on these two vessels in the three months ended June 30, 2020 for a total of $8.5 million in the year ended December 31, 2020. The two vessels were sold in July 2020.
•	General and administrative: General and administrative expenses were $13.2 million (or 2.9% of operating revenues) in the year ended December 31, 2021, and were $8.4 million (or 3.0% of operating revenues) for 2020. The increase was mainly due to social tax costs related to vesting of certain senior management stock awards, the effect in share based compensation expense from a new stock award plan agreed in July 2021 and increased cost of D&O insurance. The average cost per ownership day was $682 for the year ended December 31, 2021, up $162, compared to $520 per day for the year ended December 31, 2020.

Operating Income

As a consequence of all preceding items, operating income was $237.6 million for the year ended December 31, 2021 compared to an operating income of $104.7 million for the year ended December 31, 2020.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2021 was $0.4 million compared to $1.0 million for the year ended December 31, 2020 with the decrease being mainly due to lower deposit rates.

Interest and other finance expenses

Interest and other finance expenses for the year ended December 31, 2021 were $69.2 million, an increase of $3.8 million, or 5.8%, on the interest and other finance expenses for the comparative period, of $65.4 million, although total debt increased by a net amount of $303.7 million year on year or 38.8%. The increase was mainly due to $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021 compared to $2.8 million premium paid on the redemption of $74.0 million of the 2022 Notes in 2020, the associated non-cash write off of deferred financing charges of $3.7 million and of original issue discount of $1.1 million, a prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of our Odyssia Credit Facilities and interest on new loans with Hamburg Commercial Bank AG (“HCOB”) and new sale and leaseback agreements with Neptune and CMBFL, all for vessel additions, offset by a decrease in our blended cost of debt from approximately 6.3% for 2020 to 4.5% for 2021, as a result of our refinancing activities.

Other income, net

Other operating income, net represents miscellaneous revenue mainly from sundry recharges to charterers under our time charters. In the year ended December 31, 2021, other operating income, net was $2.8 million, up from $1.3 million in 2020.

Income Taxes

Income taxes for the years ended December 31, 2021 and 2020 were not material as our vessel owning subsidiaries were subject to taxation based on tonnage rather than profits.

Net Income

For the year ended December 31, 2021, net income was $171.5 million, compared to a net income of $41.6 million for the year ended December 31, 2020.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $109.0 million of Series B Preferred Shares outstanding as at December 31, 2021, are presented as a reduction of net income, as and when declared by the Board of Directors. These dividends totaled $8.3 million and $4.0 million for each of the years ended December 31, 2021 and 2020, respectively.

Net Income Available to Common Shareholders

Net income available to common shareholders for the year ended December 31, 2021 was $163.2 million, compared to a net income available to common shareholders of $37.6 million for the year ended December 31, 2020.

Year ended December 31, 2020 compared to Year ended December 31, 2019

For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” contained in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 19, 2021.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. 11 drydockings were completed in 2021 for regulatory reasons and 11 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 752 days of offhire, was $28.3 million. Nine drydockings were completed in 2020 for regulatory reasons and 11 for vessel upgrades, the total cost of which, excluding the effect of the associated 687 days of offhire, was $26.6 million. The average cost of the 20 drydockings completed on vessels in the current fleet between January 2020 and December 2021 was $1.6 million with an average loss of revenue of $0.8 million while the relevant vessel was offhire. The average cost for vessel upgrades due to commercial reasons was $0.4 million.

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

The main factor affecting cash flow in a period is the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance, proceeds from any asset sales, costs of any asset purchases, the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, amortization of our debt including the 2024 Notes,, financings and refinancings, purchases of our Class A common shares, for which the Board of Directors authorized $40.0 million in March 2022, and dividends paid on our Class A common shares and Series B Preferred Shares.

At December 31, 2021, we had $1,085.6 million of debt outstanding, consisting of $117.5 million under our 2024 Notes which carry interest at the fixed rate of 8.00%, $789.7 million under our other credit facilities and $178.4 million under sale and leaseback financing transactions which have floating interest rates at LIBOR plus a weighted average margin of approximately 4.05%. Assuming LIBOR of 0.75%, quarterly interest on total gross debt at December 31, 2021, without taking into account amortization or any interest rate hedges, would amount to approximately $14.3 million.

Our credit facilities require that we maintain $20.0 million minimum liquidity at each quarter end on group basis.

We intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares, based on the amount outstanding as of December 31, 2021. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. We paid dividends of $0.25 per Class A common share for the first, second, third and fourth quarter of 2021 and we have announced that from first quarter of 2022 the dividend will increase by 50% to $0.375 per Class A common share per quarter.

Other than costs for drydockings and compliance with environmental regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2021, we had $203.5 million in cash and cash equivalents, including restricted cash and time deposits. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

Our floating rate debt is represented by drawings under a number of secured credit facilities. In December 2021, we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026 on $484.1 million of floating rate debt and in February 2022 we entered into a USD one-month LIBOR interest rate cap of 0.75% though fourth quarter of 2026 on $507.9 million of floating rate debt to hedge our cash flows. We would not enter into derivatives for trading or speculative purposes.

The table below shows our consolidated cash flows for each of the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
	(in millions of U.S. dollars)
Cash flows from operating activities
Net income	$ 171.5	$ 41.6	$ 39.8
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	61.6	47.0	43.9
Impairment of vessels	—	8.5	—
(Gain)/loss on sale of vessels	(7.8)	0.2	—
Amortization of deferred financing costs	8.3	4.1	3.1
Amortization of original issue discount/premium on repurchase of notes	8.6	3.3	1.1
Amortization of intangible assets/liabilities-charter agreements	(45.4)	(0.5)	1.9
Share based compensation	3.5	2.0	1.7
Movement in working capital	63.6	(1.8)	1.8
Net cash provided by operating activities	263.9	104.4	93.3
Cash flows from investing activities
Acquisition of vessels	(463.7)	(23.1)	(73.0)
Net proceeds from sale of vessels	16.5	6.9	—
Cash paid for vessel expenditures	(4.6)	(4.1)	(9.5)
Advances for vessel acquisitions and other additions	(3.3)	(4.5)	(9.2)
Cash paid for drydockings	(19.2)	(14.8)	(7.4)
Time deposits acquired	(7.9)	—	—
Cash acquired from Poseidon Transaction, net of capitalized expenses	—	—	(0.8)
Net cash used in investing activities	(482.2)	(39.6)	(99.9)
Cash flows from financing activities
Proceeds from issuance of 2024 Notes	22.7	20.1	39.8
Deferred financing costs paid	(13.8)	(1.2)	(7.9)
Repayment of refinanced debt	(149.6)	(44.4)	(262.8)
Repurchase of 2022 Notes, including premium	(239.2)	(92.0)	(17.6)
Proceeds from drawdown of credit facilities and sale and leaseback	744.5	47.0	327.5
Repayment of credit facilities and sale and leaseback	(115.5)	(64.3)	(63.5)
Net proceeds from offering of Class A common shares, net of offering costs	67.5	—	50.7
Retirement of Class A common shares	(10.0)	—	—
Proceeds from offering of Series B preferred shares, net of offering costs	51.2	18.7	1.0
Class A common shares-dividend paid	(27.9)	—	—
Series B preferred shares – dividends paid	(8.3)	(4.0)	(3.1)
Net cash provided by/(used in) financing activities	321.6	(120.1)	64.1
Net increase/(decrease) in cash and cash equivalents and restricted cash	103.3	(55.3)	57.5
Cash and cash equivalents and restricted cash at beginning of the year	92.3	147.6	90.1
Cash and cash equivalents and restricted cash at end of the year	$ 195.6	$ 92.3	$ 147.6

Year ended December 31, 2021 compared to Year ended December 31, 2020

Net cash provided by operating activities was $263.9 million for the year ended December 31, 2021 reflecting mainly net income of $171.5 million, adjusted for depreciation and amortization of $61.6 million, gain on sale of vessels of $7.8 million, amortization of deferred financing costs and original issue discount of $16.9 million, amortization of intangible liabilities of $45.4 million, share-based compensation of $3.5 million, plus movements in working capital, including deferred revenue, of $63.6 million.

Net cash provided by operating activities for the year ended December 31, 2021 at $263.9 million was $159.5 million higher than in 2020 mainly due to net income up by $129.9 million, $14.6 million increase in depreciation and amortization expense as a consequence of the net acquisition of 22 vessels in 2021, movement in working capital $65.4 million higher in 2021 mainly due to increase in deferred revenue, offset by $45.9 million increase in amortization of intangible liabilities arising on below-market charters attached to vessel additions and $7.8 million gain on sale of vessels.

Net cash used in investing activities for the year ended December 31, 2021 was $482.2 million, including $463.7 million for the purchase of 23 ships, 7.9 million vessel additions and other advances, $19.2 million paid for drydockings, $7.9 million cash in time deposits acquired and $16.5 million proceeds from sale of one vessel.

Net cash used in investing activities for the year ended December 31, 2020 was $39.6 million, including $23.1 million for the purchase of two ships, $8.6 million vessel additions and other advances, $14.8 million paid for drydockings and $6.9 million proceeds from sale of two vessels.

Net cash provided by financing activities for the year ended December 31, 2021 was $321.6 million, including $22.7 million net proceeds from issuing our 2024 Notes under our ATM program, $744.5 million drawdown of new credit facilities, $51.2 million net proceeds from issuing Series B Preferred Shares under our ATM program, $67.5 million net proceeds from issuance of Class A common shares, $10.0 million purchase and retirement of 521,650 Class A common shares, offset by $239.2 million used for the full optional redemption of our outstanding expensive 2022 Notes, $115.5 million repayment of credit facilities, $149.6 million repayment of refinanced debt, $13.8 million deferred financing costs paid, $8.3 million dividends paid on our Series B Preferred Shares and $27.9 million dividends paid on our Class A common shares.

Net cash used in financing activities for the year ended December 31, 2020 was $120.1 million, including $20.1 million net proceeds from issuing our 2024 Notes under our ATM program, $47.0 million drawdown of new credit facilities, $18.7 million net proceeds from issuing Series B Preferred Shares under our ATM program offset by $92.0 million purchase of our 2022 Notes under the mandatory annual offer plus the optional redemption in February 2020, $64.3 million amortization of credit facilities, $44.4 million repayment of refinanced debt, $1.2 million deferred financing costs paid and $4.0 million dividends paid on our Series B Preferred Shares.

Overall, there was a net increase in cash and cash equivalents and restricted cash of $103.3 million in the year ended December 31, 2021, resulting in closing cash and cash equivalents and restricted cash of $195.6 million compared to closing cash and cash equivalents and restricted cash of $92.3 million at December 31, 2020.

Year ended December 31, 2020 compared to Year ended December 31, 2019

For a discussion of our liquidity and capital resources for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Liquidity, working capital and dividends-Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” contained in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 19, 2021.

Our indebtedness as of December 31, 2021 comprised:

Facility	$ million	Collateral vessels	Interest Rate	Final maturity date
Chailease Credit Facility	5.6	Maira, Nikolas, Newyorker	LIBOR plus 4.2%	March 2025
Sinopac Credit Facility	11.6	GSL Valerie	LIBOR plus 3.25%	September 2026
Deutsche Credit Facility	49.3	UASC Al Khor	LIBOR plus 3.25%	April 2026
CACIB, CTBC, Sinopac Credit Facility	49.2	Maira XL	LIBOR plus 2.75%	April 2026
Hellenic Credit Facility	8.5	GSL Eleni	LIBOR plus 3.90%	May 2024
	8.4	GSL Grania		September 2024
	8.8	GSL Kalliopi		October 2024
	16.0	GSL Vinia, GSL Christel Elisabeth		December 2024
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Sinopac, Palatine)(1)	213.2	Orca I, Katherine, Dolphin II, Athena, Kristina, Agios Dimitrios, Alexandra, Alexis, Olivia I, Mary	LIBOR plus 3.00%	September 2024
Blue Ocean Junior Credit Facility(2)	26.2	Orca I, Katherine, Dolphin II, Athena, Kristina, Agios Dimitrios, Alexandra, Alexis, Olivia I	10.00%	September 2024
HCOB Credit Facility	28.1	GSL Arcadia, GSL Maria, GSL Dorothea	LIBOR plus 3.5%	April 2025
	18.7	GSL Melita, GSL Tegea		May 2025
	10.0	GSL MYNY		July 2025
57

Facility	$ million	Collateral vessels	Interest Rate	Final maturity date
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility	132.0	GSL Susan, GSL Mercer, Matson Molokai, GSL Lalo, GSL Amstel, tbr GSL Chloe, GSL Alice, GSL Melina, GSL Eleftheria, GSL Elizabeth, GSL Maren, GSL Rossi	LIBOR plus 3.25%	July 2026
CMBFL Finance Lease	50.0	Anthea Y	LIBOR plus 3.25%	May 2028
CMBFL Finance Lease	85.2	GSL Tripoli, GSL Tinos, GSL Syros	LIBOR plus 3.25%	September 2027
CMBFL Finance Lease	30.0	GSL Kithira	LIBOR plus 3.25%	October 2027
Neptune Finance Lease	13.2	GSL Violetta	LIBOR plus 4.64%	February 2026
New Hayfin Credit Facility	204.1	GSL Fleet (20 vessels)	LIBOR plus 7.00%	January 2026
2024 Notes	117.5	(Unsecured)	8.00%	December 2024
TOTAL	1,085.6
(1)	Refinanced in January 2022.
(2)	Repaid in January 2022.

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

On November 27, 2019, we entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) pursuant to which we may sell, from time to time, up to an additional $68.0 million of 2024 Notes (the “2024 Notes ATM Program”). As of December 31, 2021, we had issued and sold approximately $50.9 million aggregate principal amount of 2024 Notes under the 2024 Notes ATM Program.

In July 2021, we agreed to purchase the Borealis Fleet for an aggregate purchase price of $233.9 million, part of which was financed by the issuance of $35.0 million of 2024 Notes to the sellers.

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

As of December 31, 2021, the total outstanding aggregate principal amount of the 2024 Notes was $117.5 million.

9.875% First Priority Secured Notes due 2022

On October 31, 2017, we issued and sold $360.0 million in aggregate principal amount of our 2022 Notes which were scheduled to mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356.4 million. The 2022 Notes were fully redeemed in January 2021, as discussed below.

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

Credit Facilities

$65.0 million Hayfin Credit Facility

On September 7, 2018, we entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provided for a secured term loan facility of up to $65.0 million. The Hayfin Credit Facility was to be borrowed in tranches and was to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. An initial tranche of $8.1 million was drawn on September 10, 2018 in connection with the acquisition of GSL Valerie. The Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and had a final maturity date of July 16, 2022. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated.

Outstanding amounts under the Hayfin Credit Facility were secured by first priority vessel mortgage on the acquired vessel and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over the subsidiary owning the vessel. In addition, the Hayfin Credit Facility was fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and the Facility Mortgaged vessel owning subsidiaries.

On August 27, 2021, the Hayfin Credit Facility was cancelled, having been fully repaid with proceeds from a new secured credit facility amounting to $12.0 million with Bank SINOPAC CO. LTD (“Bank Sinopac”).

$180.5 million Deutsche, First-Citizens & Trust Company, HCOB, Entrust, Blue Ocean Credit Facility

In connection with the Poseidon Transaction, we assumed debt outstanding of $180.5 million relating to the vessels UASC Al Khor, Maira XL and Anthea Y provided by Deutsche Bank AG. The agreement was dated November 9, 2018, with initial drawdown amount of $180.5 million and final maturity of June 30, 2022.

On December 31, 2018, we entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the facility such that it was split into a senior facility in an amount of $141.9 million (“Senior Facility”) and a junior facility in an amount of $38.6 million (“Entrust, Blue Ocean Junior Facility”). The lenders of the Senior Facility were Deutsche Bank AG, HCOB and First-Citizens & Trust Company and the lenders of the Blue Ocean Junior Facility were Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Blue Ocean Junior) was June 30, 2022. In addition to the repayment schedule, a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) would apply pro rata against the Senior Facility and the Blue Ocean Junior Facility.

Senior Facility

The Senior Facility was comprised of three tranches. Tranche A related to UASC Al Khor and was scheduled to be repaid in 14 instalments of $0.9 million with the first such instalment due three months from the utilization date, and a final instalment of $35.1 million. Tranche B related to Anthea Y and was scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.2 million. Tranche C related to Maira XL and was scheduled to be repaid in 14 instalments of $0.9 million, the first such instalment due three months from the utilization date, and a final instalment of $35.3 million.

The Senior Facility bore interest at LIBOR plus 3.00% payable quarterly in arrears.

The Senior facility was cancelled, having been fully repaid with proceeds from i) a new secured credit facility amounting to $51.7 million with Crédit Agricole Corporate and Investment Bank (“CACIB”), CTBC Bank CO., LTD (“CTBC”) and Sinopac, ii) a new secured credit facility amounting $51.7 million with Deutsche Bank and iii) a new $54.0 million Sale and Leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”).

Junior Facility

The Junior Facility was comprised of in three Tranches. Tranche A related to UASC Al Khor and was scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche B related to Anthea Y and was scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million. Tranche C related to Maira XL and was scheduled to be repaid in 14 instalments of $0.2 million, the first such instalment due three months from the utilization date, and a final instalment of $9.6 million.

The Blue Ocean Junior Facility bore interest at LIBOR plus 10.00% payable quarterly in arrears.

The Blue Ocean Junior facility was cancelled, having been fully repaid with proceeds from i) a new secured credit facility amounting to $51.7 million with CACIB, CTBC and Sinopac, ii) a new secured credit facility amounting $51.7 million with Deutsche Bank and iii) a new $54.0 million Sale and Leaseback agreement with CMBFL.

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

As of December 31, 2021, the outstanding balance of the Hellenic Credit Facility was $41.7 million.

$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Sinopac, Palatine)

On September 19, 2019, we entered into a new syndicated $268.0 million senior secured credit facility comprised of two tranches (the “Senior Syndicated Facility”) with CACIB, ABN Amro Bank N.V. (“ABN”), CIT Bank N.A (“CIT”), Siemens Financial Services, Inc (“Siemens”), Sinopac, CTBC and Banque Palatine (“Palatine”). The first tranche of the Senior Syndicated Facility of $230.0 million was drawn down, in full, and the proceeds were used to refinance five of our senior credit facilities existing at the time with maturities in December 2020 and April 2021 (the “First Tranche Refinancing”). As a result of the First Tranche Refinancing, three 2000-built 6,000 TEU ships, Tasman, ZIM Europe and Ian H, became unencumbered. The final maturity date of the Senior Syndicated Facility is September 2024, five years after drawdown. Borrowings under the Senior Syndicated Facility bear interest at LIBOR plus a margin of 3.00% and the scheduled amortization of the first tranche is $5.2 million per quarter plus a balloon payment of $126.0 million.

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

The existing indebtedness that was fully refinanced with the Syndicated Senior Facility comprised of the following credit facilities:

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

As of December 31, 2021, the outstanding balance of the Senior Syndicated Facility was $213.2 million.

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

This facility bore interest at 10.00% per annum.

As of December 31, 2021, the outstanding balance of the Blue Ocean Junior Credit Facility was $26.2 million, and on January 10, 2022, we repaid this facility in full.

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

As of December 31, 2021, the outstanding balance of the Chailease Credit Facility was $5.6 million.

New Credit Facilities and sale and leaseback agreements (finance leases) in 2021

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

As of December 31, 2021, the outstanding balance of the New Hayfin Credit Facility was $204.1 million.

$51.7 million CACIB, CTBC, Sinopac Credit Facility

On April 13, 2021, the Company via its subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51,7 million in order to refinance one of the three tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.6 million. The new secured credit facility has a maturity in April 2026.

The Lenders are CACIB, Sinopac and CTBC.

The facility is repayable in 20 equal consecutive quarterly instalments of $1.3 million with a final balloon of $26.2 million payable together with the final instalment.

The facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $49.2 million.

$64.2 million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, we entered into a Senior Secured term loan facility with HCOB “the HCOB Facility” for an amount of up to $64.2 million in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32.1 million were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21.4 million were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10.7 million was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the facility is repayable in 16 equal consecutive quarterly instalments of $0.7 million.

The facility bears interest at LIBOR plus a margin of 3.50% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $56.8 million.

$51.7 million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of $51.7 million with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.5 million.

The new facility is repayable in 20 equal consecutive quarterly instalments of $1.2 million with a final balloon of $28.4 million payable together with the final instalment.

The facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $49.3 million.

$140.0 million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, we entered into a facility with CACIB, HCOB, E.Sun Commercial Bank, Ltd (“ESUN”), CTBC and Taishin International Bank (“Taishin”) for a total of $140.0 million to finance the acquisition of the Borealis Fleet. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The facility is repayable in 6 equal consecutive quarterly instalments of $8.0 million, 8 equal consecutive quarterly instalments of $5.4 million and 6 equal consecutive quarterly instalments of $2.2 million with a final balloon of $35.6 million payable together with the final instalment.

The facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $132.0 million.

$12.0 million Sinopac Credit Facility

On August 27, 2021, the Company via its subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12.0 million with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The new facility is repayable in 20 equal consecutive quarterly instalments of $0.4 million with a final balloon of $3.6 million payable together with the final instalment.

The facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $11.6 million.

$14.7 million Sale and Leaseback agreement-Neptune Maritime Leasing

On May 12, 2021, the Company via its subsidiary GSL Violetta LLC entered into a $14.7 million sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, we drew $14.7 million under this agreement.

The sale and leaseback agreement is repayable in 15 equal consecutive quarterly instalments of $0.8 million each and four equal consecutive quarterly instalments of $0.5 million with a repurchase obligation of $1.0 million on the last repayment date.

The sale and leaseback agreement matures in February 2026 and bears interest at LIBOR plus a margin of 4.64% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this sale and leaseback agreement was $13.2 million.

$54.0 million Sale and Leaseback agreement-CMBFL

On May 20, 2021, the Company via its subsidiary Telemachus Marine LLC entered into a $54.0 million sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46.6 million. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement is repayable in eight equal consecutive quarterly instalments of $2.0 million each and 20 equal consecutive quarterly instalments of $0.9 million with a repurchase obligation of $19.9 million on the final repayment date.

The sale and leaseback agreement matures in May 2028 and bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

In May 2021, on delivery of the vessel, the Company drew $54.0 million, which represented vessel purchase price $75.0 million less advanced hire of $21.0 million, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

As of December 31, 2021, the outstanding balance of this sale and leaseback agreement was $50.0 million.

$120.0 million Sale and Leaseback agreement-CMBFL Four vessels

On August 26, 2021, the Company via its subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into four $30.0 million sale and leaseback agreements with CMBFL to finance the acquisition of the Four Vessels. As at September 30, 2021, we had drawdown a total of $90.0 million. The drawdown for the fourth vessel, amounting to $30.0 million, took place on October 13, 2021 together with the delivery of this vessel. We have a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1.6 million and 12 equal consecutive quarterly instalments of $0.3 million with a repurchase obligation of $7.0 million on the final repayment date.

The sale and leaseback agreement for the three vessels matures in September 2027 and for the fourth vessel in October 2027 and bear interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of these sale and lease back agreements was $115.2 million.

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
64

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

Leverage

As of December 31, 2021, we had $1,085.6 million of debt outstanding of which $26.2 million was provided by Blue Ocean at a fixed rate of interest of 10.0%, $117.5 million was for our 2024 Notes which carry interest at the fixed rate of 8.00% and $941.9 million was floating rate debt across a number of facilities and sale and leaseback arrangements and bearing interest at LIBOR plus an average margin of approximately 4.05%. In December 2021 we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $484.1 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. In February 2022 we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $507.9 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date.

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

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock and vessel upgrade costs, interest and other financing costs including amortization and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf. Charterhire is payable by our charterers 15 days or monthly in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—We are highly dependent on charter payments”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under our borrowings, amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B Preferred Shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of each of the 20 drydockings completed on vessels in the fleet between January 2020 and December 2021 was $1.6 million, with an average loss of revenue of $0.8 million from offhire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include a requirement to pay a minimum of $190.3 million of amortization in 2022 on our secured term loans and minimum amortization of $153.6 million in 2023. Interest requirements are $48.8 million and $41.8 million, respectively. The dividend on the $109.0 million Series B Preferred Shares outstanding as at December 31, 2021 amounts to $9.5 million each year. We have also announced an increase in the dividend to be paid on our Class A common shares to $0.375 per share per quarter from the first quarter 2022. Based on the number of Class A common shares outstanding as at March 10, 2022, this dividend, which is subject to approval by the Board of Directors, would amount to $13.8 million per quarter. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the 2024 Notes and other borrowings.

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

Container shipping is the most convenient low-carbon and cost-effective way to transport a wide range of cargoes, predominantly a diverse selection of consumer, manufactured, semi-manufactured, and perishable goods. It is estimated that around 90% of non-bulk cargoes traded by sea are carried by containership. Approximately 201 million TEU, equating to around 1.9 billion tonnes, of containerized cargo are estimated to have been carried in 2021. Global containerized cargo volumes have grown every year since the industry’s inception in 1956, with two exceptions: 2009, during the Global Financial Crisis, and 2020, due to the impact of COVID-19. However, the industry has displayed resilience during the COVID-19 crisis: after contracting significantly in the first half of 2020, leaving global containerized volumes 6.6% lower compared to the same period of 2019, cargo volumes rebounded strongly during the second half of 2020, with the recovery accelerating in 2021. Overall, negative growth of 1.9% was seen in 2020, with positive growth of 7.1% estimated for 2021. On the supply side: as at December 31, 2021, idle capacity of the global containership fleet was only 0.6% - which is effectively full employment – and the orderbook-to-fleet ratio stood at 23.4%.

The containerized supply chain extends throughout the world. Mainlane trades are those linking the major manufacturing economies in Asia with the major consumer economies in North America (the Transpacific trades) and Europe (the Asia-Europe trades), and those linking Europe with the Americas (the Transatlantic trades). These trades tend to be served by the largest containerships on the water. In 2021, an estimated 72% of global containerized volumes were on the non-Mainlane trades, with intra-regional trades—of which the largest is Intra-Asia—representing just over 40%. These non-Mainlane and intra-regional trades are predominantly served by mid-sized and smaller containerships (10,000 TEU, or smaller).

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

From 2000 through 2008, a period of super-cyclical growth largely catalyzed by China, the Compound Annual Growth Rate (“CAGR”) of global containerized trade was 9.9%. Having contracted by 8.0% in 2009, during the Global Financial Crisis, growth rebounded to 15.3% the following year. The CAGR from 2010 through 2019 was 3.8%. As already noted, in 2020 – during the COVID-19 crisis – global containerized trade volumes contracted by 1.9%, followed by a 7.1% rebound in 2021. Analyst consensus for this volume recovery involves a combination of changing consumption habits (consumers purchasing “things” rather than “experiences” during COVID-19 lock-downs), re-stocking, and making supply chains more robust (moving from “just in time” to “just in case” inventory management).

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

Between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate of 11.4%; and from 2009 through 2020 at 5.7%, as the industry digested the legacy, pre-financial crisis orderbook. In 2021, net supply is estimated to have expanded by 4.5% and, as of December 31, 2021, the containership fleet was estimated to be 5,467 ships, with an aggregate capacity estimated at 24.8 million TEU – just under half of which is chartered in from containership owners like Global Ship Lease.

In December 2008, the orderbook was estimated to represent over 60% of existing global capacity. Since then, however, the industry has been adjusting to lower demand growth, capital constraints, and consolidation. By the end of 2021, the overall orderbook-to-fleet ratio stood at 23.4%. For ships between 2,000 TEU and 9,999 TEU it was 8.7%, and for those between 5,500 TEU and 9,999 TEU (mid-size Post-Panamax) it was 7.7%.

Vessel newbuilding prices, secondhand values, and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand, combined with sentiment. From 2000 through 2021, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $43.7 million, with prices ranging between $31.5 million (2002) and $65.0 million (2008). During the same period, secondhand values for a 10 year old ship of similar size averaged around $23.8 million and ranged between $5.0 million (2016) and $58.0 million (2021). Meantime, spot market charter rates for such tonnage averaged about $18,700 per day and ranged between $5,300 per day (2016) and $92,200 per day (2021). In January 2022, prevailing rates in the market for short term charters (under 12 months) were around $92,300 per day, with newbuilding prices at approximately $51.0 million and secondhand values for a 10 year old ship at about $62.0 million.

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

The industry’s principal regulator, the IMO, has set targets for the reduction of GHG emissions from shipping. The key agreed target is to reduce annual GHG emissions in absolute terms by at least 50% by 2050, compared to benchmark 2008 levels. Further targets have also been set on carbon intensity: specifically, a reduction in CO2 emissions “per transport work” by at least 40% by 2030, with efforts towards 70% by 2050. Emissions-reducing regulations expected to be introduced from January 1, 2023 include EEXI (Energy Efficiency Existing Ship Index), Enhanced SEEMP (Ship Energy Efficiency Management Plan), and CII (Carbon Intensity Indicator). Among other things, these measures are intended to reduce emissions by limiting the power output from vessels’ main engines, which may have the effect of reducing the operating speed of the global fleet, tightening effective supply. Other national and pan-national regulators, such as the EU, are also implementing regulations focused upon decarbonization which are expected to evolve and tighten over time.

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

E. Critical Accounting Estimates

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

For a further description of our material accounting policies, please see note 2 to the consolidated financial statements included at “Item 18. Financial Statements”.

Revenue Recognition

Our revenue is generated from time charters for each vessel. The charters are regarded as operating leases and provide for a per vessel fixed daily charter rate. Revenue is recorded on a straight-line basis. Our charter revenues are fixed for the period of the current charters, subject to any offhire, and, accordingly, little judgment is required to be applied to the amount of revenue recognition. Operating revenue is stated net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.

If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the year ended December 31, 2021 an amount of $16.2 million has been recorded in time charter revenue for such modifications. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue.

We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

Vessels in Operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2021 or 2020.

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

Management estimates the residual values of the our container vessels based on a scrap price of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

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

Drydocking

Drydocking costs are reported in the Consolidated Balance Sheets within "Deferred charges, net", and include planned major maintenance and overhaul activities for ongoing certification. We follow the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled drydocking, which is generally five years. Any remaining unamortized balance from the previous drydocking is written-off.

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

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. 11 drydockings were completed in 2021 for regulatory reasons and 11 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 752 days of offhire, was $28.3 million. Nine drydockings were completed in 2020 for regulatory reasons and 11 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 687 days of offhire, was $26.6 million. The duration of drydockings was adversely affected in 2021 by delays caused by COVID-19 and by continuing congestion at Chinese and other shipyards, which also affected 2020. Five drydockings were completed in 2019 for regulatory reasons and five vessel upgrades were completed, the total cost of which, excluding the effect of the associated 537 days of offhire, was $8.7 million.

Intangible assets and liabilities-charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital. The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities charter agreements” in the Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

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

The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the year ended December 31, 2021.

Through 2020 whilst charter rates in the spot market and asset values saw improvements, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2020 might not be recoverable.

As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2020. As the undiscounted projected net operating cash flows of each of the vessel groups exceeded the carrying amount, step two of the impairment test was not required and there were no impairment charges as of December 31, 2020.

The assessment performed for 2019 resulted in no impairment charges.

As of December 31, 2018, it was determined that step two of the impairment analysis was required for three vessels groups, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, an impairment loss of $71.8 million was recorded for three vessels, shown as “Impairment of vessels” in the Consolidated Statements of Income, being the aggregate difference between the fair value of the vessel group (which included the charter attached) and the vessel group’s carrying value.

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

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above. The estimated market values, based on charter attached valuations as at December 31, 2021 with the assistance of an independent ship broking firm and totaling $3,211.3 million, are above their carrying values as at December 31, 2021. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. During 2021 charter rates in the spot market and asset values saw significant improvements and increase. As of December 31, 2021 charter attached values are above vessels’ carrying values. We evaluated the impact of current economic situation on the recoverability of all our vessel groups and we determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the year ended December 31, 2021.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those fair values as at December 31, 2021. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the carrying value of each of the vessel group we owned as of December 31, 2021 and 2020:

Vessel Name	Capacity in TEUs	Year Built	Carrying Value as at December 31, 2020 (in millions of U.S. dollars)	Carrying Value as at December 31, 2021 (1) (in millions of U.S. dollars)
CMA CGM Thalassa	11,040	2008	$95.6	$91.7
UASC Al Khor	9,115	2015	65.7	63.5
Anthea Y	9,115	2015	65.7	63.6
Maira XL	9,115	2015	66.3	64.0
MSC Tianjin	8,603	2005	42.1	41.7
MSC Qingdao	8,603	2004	46.4	43.8
GSL Ningbo	8,603	2004	42.5	41.2
GSL Eleni	7,847	2004	18.8	18.1
GSL Kalliopi	7,847	2004	16.1	15.6
GSL Grania	7,847	2004	16.0	15.5
Mary	6,927	2013	45.6	44.0
Kristina	6,927	2013	47.0	45.1
Katherine	6,927	2013	47.0	45.1
Alexandra	6,927	2013	46.7	44.9
Alexis	6,882	2015	52.5	50.6
Olivia I	6,882	2015	52.5	50.6
GSL Christen	6,840	2002	13.3	13.1
GSL Nicoletta	6,840	2002	12.9	12.7
CMA CGM Berlioz	6,621	2001	29.2	28.7
Agios Dimitrios	6,572	2011	27.6	26.6
GSL Vinia	6,080	2004	13.8	13.4
GSL Christel Elisabeth	6,080	2004	13.7	13.2
GSL Dorothea	5,992	2001	0.0	18.5
GSL Arcadia	6,008	2000	0.0	15.3
GSL Violetta	6,008	2000	0.0	15.2
GSL Maria	6,008	2001	0.0	18.7
GSL MYNY	6,008	2000	0.0	18.4
GSL Melita	6,008	2001	0.0	20.5
GSL Tegea	5,992	2001	0.0	20.3
Tasman	5,936	2000	13.3	12.7
ZIM Europe	5,936	2000	12.6	12.2
Ian H	5,936	2000	12.9	12.6
GSL Tripoli	5,470	2009	0.0	36.3
GSL Kithira	5,470	2009	0.0	36.4
GSL Tinos	5,470	2010	0.0	37.5
GSL Syros	5,470	2010	0.0	37.5
Dolphin II	5,095	2007	11.8	11.6
Orca I	5,095	2006	11.0	12.8
CMA CGM Alcazar	5,089	2007	31.8	30.3
GSL Château d’If	5,089	2007	29.6	28.1
GSL Susan	4,363	2008	0.0	27.0
CMA CGM Jamaica	4,298	2006	26.7	25.6
CMA CGM Sambhar	4,045	2006	25.7	27.0
CMA CGM America	4,045	2006	25.2	24.2
GSL Rossi	3,421	2012	0.0	24.4
GSL Alice (G)	3,421	2014	0.0	26.1
GSL Eleftheria (G)	3,404	2013	0.0	28.2
GSL Melina (G)	3,404	2013	0.0	23.0
GSL Valerie	2,824	2005	12.1	11.4
72

Vessel Name	Capacity in TEUs	Year Built	Carrying Value as at December 31, 2020 (in millions of U.S. dollars)	Carrying Value as at December 31, 2021 (1) (in millions of U.S. dollars)
Matson Molokai	2,824	2007	0.0	22.2
GSL Lalo	2,824	2006	0.0	20.2
GSL Mercer	2,824	2007	0.0	25.6
Athena	2,762	2003	8.1	7.8
GSL Elizabeth	2,741	2006	0.0	20.3
tbr GSL Chloe (G)	2,546	2012	0.0	24.7
GSL Maren (G)	2,546	2014	0.0	21.7
Maira (G)	2,506	2000	7.0	6.9
Nikolas (G)	2,506	2000	6.7	7.3
Newyorker (G)	2,506	2001	5.9	7.8
La Tour (G)	2,272	2001	9.0	0.0
Manet (G)	2,272	2001	9.6	9.1
Keta (G)	2,207	2003	4.3	5.8
Julie (G)	2,207	2002	4.7	4.4
Kumasi (G)	2,207	2002	7.0	7.2
Akiteta (G)	2,207	2002	7.1	7.3
GSL Amstel (G)	1,118	2008	0.0	8.3
			$1,159.1	$1,665.1

(1)	Carrying value includes unamortized drydocking costs and excludes intangible liabilities-charter agreements.

(G)	Indicates geared vessel.

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

Recent Accounting Pronouncements

We do not believe that any recently issued accounting pronouncements would have a material impact on our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2021 are listed below:

Name	Age	Position
George Giouroukos	56	Executive Chairman
Michael S. Gross	60	Director
Alain Wils	78	Director
Philippe Lemonnier	61	Director
Michael Chalkias	51	Director
Henry Mannix III	42	Director
Alain Pitner	72	Director
Menno van Lacum	51	Director
Ian J. Webber	64	Chief Executive Officer
Thomas A. Lister	52	Chief Commercial Officer
Anastasios Psaropoulos	43	Chief Financial Officer

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

Henry (Hank) Mannix III: Mr. Mannix was appointed a director in November 2018. He has served as a director of Poseidon Containers since 2010. Mr. Mannix joined Kelso & Company, a U.S. private equity firm (“Kelso”), in 2004 and became a Managing Director in 2015. He spent the preceding two years in the investment banking division of Credit Suisse First Boston. Mr. Mannix is also a director of Elara Caring, Physicians Endoscopy and Refresh Mental Health. Mr. Mannix received a B.A. in Math and Economics from the College of the Holy Cross in 2001. Mr. Mannix has extensive experience in corporate financing and in evaluating the financial performance and operations of companies across a variety of business sectors, including the shipping sector.

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

Menno van Lacum: Mr. van Lacum was appointed a director in November 2018. He commenced his career in 1997 by joining the Transportation Group at MeesPierson where he was responsible, in different capacities, for arranging and structuring debt capital markets and leasing products predominantly for the Transportation Equipment Leasing sector. In 2005, Mr. van Lacum became Director of the Fortis Principal Finance Group in the USA, responsible for holding equity investments and structuring debt instruments within the Transportation Sector. In 2009, Mr. van Lacum joined the Transportation Capital Group (“TCG”) as a Partner in the Netherlands focusing primarily on holding investments in the maritime industry. In 2019, Mr. van Lacum became CEO of Prow Capital, a private debt fund manager focusing on ESG investments in the shipping industry. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.

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

B. Compensation

Compensation of Executive Officers

For the year ended December 31, 2021, we have expensed an aggregate of $2.34 million in compensation to our executive officers. Set forth below is a description of certain material terms of the employment agreements with each of our executive officers, which is qualified in its entirety by the respective agreements which are filed as exhibits hereto.

George Giouroukos, Executive Chairman

Mr. Giouroukos has entered into an employment contract with GSL Enterprises, our wholly-owned subsidiary, and Mr. Giouroukos serves as our Executive Chairman pursuant to the terms of an inter-company agreement between us and GSL Enterprises.

Pursuant to his employment agreement, Mr. Giouroukos receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSL Enterprises.

The agreement is terminable by Mr. Giouroukos if he provides not less than six months’ advance written notice to GSL Enterprises except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms are defined in his employment agreement, in which case Mr. Giouroukos is able to terminate the agreement by providing not less than 14 days’ advance written notice to GSL Enterprises. GSL Enterprises is able to terminate Mr. Giouroukos’s employment agreement by providing no less than 12 months’ advance written notice to Mr. Giouroukos (subject to exceptions in the case of summary termination). If Mr. Giouroukos resigns for “good reason” or GSL Enterprises terminates his employment for any reason whatsoever other than for “cause”, Mr. Giouroukos is entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.

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

The agreement will automatically terminate on September 20, 2025, except as otherwise agreed in writing. In addition, the agreement may be earlier terminated by Mr. Webber if he provides not less than six months advance written notice to GSLS, or by GSLS if it provides not less than 12 months advance written notice to him (subject to exceptions in the case of summary termination). GSLS has the right to terminate Mr. Webber at any time and in its absolute discretion by paying Mr. Webber a sum equal to his salary and contractual benefits for the relevant period of notice.

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

The agreement is terminable by Mr. Psaropoulos if he provides not less than six months’ advance written notice to GSL Enterprises except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms are defined in the employment agreement, in which case Mr. Psaropoulos is able to terminate the agreement by providing not less than 14 days’ advance written notice to GSL Enterprises. GSL Enterprises is able to terminate Mr. Psaropoulos’ employment agreement by providing no less than 12 months’ advance written notice to Mr. Psaropoulos (subject to exceptions in the case of summary termination). If Mr. Psaropoulos resigns for “good reason” or GSL Enterprises terminates his employment for any reason whatsoever other than for “cause”, Mr. Psaropoulos is entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.

Thomas Lister, Chief Commercial Officer

Mr. Lister entered into an employment contract with GSL Enterprises, our wholly-owned subsidiary, with effect from January 1, 2022, and pursuant to the terms of an inter-company agreement between us and GSL Enterprises, Mr. Lister serves as our Chief Commercial Officer.

Pursuant to the employment agreement, Mr. Lister receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSL Enterprises.

The agreement is terminable by Mr. Lister if he provides not less than six months’ advance written notice to GSL Enterprises except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms are defined in the employment agreement, in which case Mr. Lister is able to terminate the agreement by providing not less than 14 days’ advance written notice to GSL Enterprises. GSL Enterprises is able to terminate Mr. Lister’s employment agreement by providing no less than 12 months’ advance written notice to Mr. Lister (subject to exceptions in the case of summary termination). If Mr. Lister resigns for “good reason” or GSL Enterprises terminates his employment for any reason whatsoever other than for “cause”, Mr. Lister is entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.

Up to December 31, 2021, Mr. Lister was employed by GSLS, our wholly-owned subsidiary, and pursuant to the terms of an inter-company agreement between us and GSLS, Mr. Lister served as our Chief Commercial Officer. Mr. Lister also previously served as our Chief Financial Officer from April 1, 2017 to November 15, 2018 until the merger with Poseidon Containers.

Mr. Lister received a salary and was eligible to receive a cash bonus payment up to an annual maximum of 40% of his salary at the discretion of GSLS. He was also eligible to receive share based incentives.

The agreement was terminated by mutual consent without any payments on December 31, 2021 when Mr. Lister entered into the new employment contract with GSL Enterprises.

Compensation of Directors

Our Executive Chairman is employed and remunerates as an executive by GSL Enterprises and is entitled to a net annual salary of about $80,000 and an annual performance-based cash bonus which is anticipated to be at least $170,000. Our other directors receive an annual fee of $105,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the nominating and corporate governance committee and the compensation committee each receive an additional $5,000 and each member of those committees receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our Board of Directors or committees.

2019 Omnibus Incentive Plan

On February 4, 2019, our Board of Directors adopted the Global Ship Lease, Inc. the 2019 Omnibus Incentive Plan, and on September 29, 2021, we amended and restated the plan to provide for the issuance of additional shares thereunder (the “2019 Plan”). Under the 2019 Plan, directors, officers and employees (including any prospective director, officer or employee) of us and our subsidiaries and affiliates are eligible to receive non-qualified options, stock appreciation rights, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards as set forth fully in the 2019 Plan. During any calendar year, each non-employee director may not be granted more than 25,000 shares of Class A common stock or cash awards in excess of $100,000. We initially reserved a total of 1,812,500 Class A common shares, which was subsequently increased to 3,412,500 Class A common shares, for issuance under the 2019 Plan during its 10-year term. We currently have 368,780 Class A common shares available to be awarded under the 2019 Plan.

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

•	Tranche A, to vest based on time served only, over the three years commencing January 1, 2019. One third of Tranche A vested in the first quarter of 2020 and the remainder will vest in eight equal instalments over consecutive three month intervals which commenced March 31, 2020.
•	Tranche B, vested in January 2020, as the 60 Day Volume Weighted Average Price (the “60 Day VWAP”) of the Class A common shares exceeded $8.00.
•	Tranche C, vested in January 2021, as the 60 Day VWAP of the Class A common shares exceeded $11.00.
•	Tranche D, vested in March 2021, as the 60 Day VWAP of the Class A common shares exceeded $14.00.
77

Mr. Giouroukos, Mr. Webber, Mr. Psaropoulos, Mr. Lister and other employees were awarded 34%, 28%, 17%, 17% and 4% of the total number of Class A common shares, respectively, with Tranche A, B, C and D representing 25%, 15%, 25% and 35% respectively.

In July 2021, Mr. Giouroukos received 17,720 Class A common shares as a special bonus.

As at December 31, 2021, all of the above awards have vested as the criteria have been met. 931,874 shares were settled and issued and 506,846 remained to be issued. As at March 10, 2022, a further 308,095 shares had been settled and issued and 198,751 remained to be issued.

On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Plan by 1,600,000, as reflected in the adoption of the 2019 Omnibus Incentive Plan, and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, will vest quarterly up to September 30, 2025, when the Company’s stock price exceeds $27.00 and $30.00, respectively, over a 60-day period. The Board of Directors also approved stock-based awards to the seven non-executive directors under the 2019 Plan totaling 105,000 shares of incentive stock to vest in a similar manner to those awarded to senior management.

Mr. Giouroukos, Mr. Webber, Mr. Psaropoulos, Mr. Lister, other employees and the non-executive directors were awarded 37%, 22%, 15%, 15%, 4% and 7% of the total number of Class A common shares.

55,175 incentive shares vested in the year ended December 31, 2021 under the new awards. Of the total of 55,175 incentive shares which vested up to December 31, 2021, no shares were settled or issued as at December 31, 2021. As at March 10, 2022 39,188 shares had been settled and issued and 15,987 remained to be issued.

C. Board Practices

Our Board of Directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The current term of office of the Term I class of directors consisting of Mr. Lemonnier, Mr. Mannix and Mr. Pitner, expires at the annual meeting of shareholders to be held in 2024. The current term of office of the Term II class of directors, consisting of Mr. Chalkias and Mr. Giouroukos, expires at the annual meeting of shareholders to be held in 2022. The current term of office of the Term III class of directors, consisting of Mr. Gross, Mr. van Lacum and Mr. Wils, expires at the annual meeting of shareholders to be held in 2023.

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

Board Observer Agreement

On November 12, 2019, we entered into a Board Observer Agreement with B. Riley Financial, Inc. and B. Riley FBR which (i) amended the prior engagement letter and underwriting agreement by and between B. Riley FBR and ourselves to eliminate the right of B. Riley FBR to appoint a director to our Board of Directors; and (ii) granted a right to B. Riley Financial, Inc. to designate an observer to our Board of Directors (“Observer”), provided that B. Riley Financial, Inc. and/or its affiliates own more than 5% of the outstanding voting power of us. On March 24, 2022, B. Riley Financial, Inc. notified us that its ownership of our stock decreased and that the Observer has stepped down.

Board Committees

Our Board of Directors has formed an audit committee, a compensation committee, a nominating and corporate governance committee, a conflicts committee and an environmental, social and governance committee. Our board committee charters are available on our website (www.globalshiplease.com) and in print to any investor upon request. The information included on our website is not incorporated herein by reference.

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

D. Employees

As of December 31, 2021, we had seven employees.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Omnibus Incentive Plan” for information regarding our equity incentive plan.

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

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares, shown as beneficially owned, subject to applicable community property laws. As of the date of this report, an aggregate of 36,911,392 Class A common shares were issued and outstanding.

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

Name of Beneficial Owner	Class A Common Shares Beneficially Owned	Approximate Percentage of Outstanding Class A Common Shares(1)
5% Shareholders:
CMA CGM S.A.(2)	3,051,587	8.3%
Punch & Associates Investment Management, Inc.(3)	2,331,394	6.3%
George Giouroukos(4)	2,254,387	6.1%
Other Directors and Executive Officers:
Michael Gross	50,000	0.1%
Alain Wils	1,312	0.0%
Menno van Lacum	13,794	0.0%
Ian Webber	192,606	0.5%
Thomas Lister	33,801	0.1%
Anastasios Psaropoulos	185,810	0.5%
All directors and executive officers as a group (7 individuals) (5)	2,731,710	7.4%

(1)	Calculated based on 36,911,392 Class A common shares outstanding as of the date of this report.
(2)	This information is derived from a Schedule 13D/A filed with the SEC on October 15, 2019. CMA CGM S.A. is controlled by Merit Corporation S.A.L., which may be deemed to exercise voting and investment power over all securities of Global Ship Lease, Inc. held by CMA CGM S.A. and thus may be deemed to beneficially own such securities.
(3)	This information is derived from a Schedule 13G filed with the SEC on February 14, 2022.
(4)	Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Shipping Participations Inc., which is the record holder of 2,234,020 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Shipping Participations Inc.
(5)

The number of shares of Class A common shares beneficially owned by a person and the percentage ownership of that person, includes Class A common shares under stock-based awards held by that person that are exercisable, vested or convertible as of March 21, 2022 or that will become exercisable, vested or convertible within 60 days after March 21 , 2022 and which are described above under the heading “Item 6. Directors, Senior Management and Employees-B. Compensation-2019 Omnibus Incentive Plan”.

As of February 28, 2022, we had 12 registered shareholders of record, two of which were located in the United States holding an aggregate of 33,716,887 of our Class A common shares, representing 91.6% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 33,714,573 of our Class A common shares as of February 28, 2022. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

On October 29, 2018, we entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which amended and restated the Marathon Registration Rights Agreement, with KEP VI, KIA VIII, CMA CGM, Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. with respect to all Class A common shares and Series C Preferred Shares held by such shareholders on the closing date of the Poseidon Transaction, including any Class A common shares issued on conversion of the Series C Preferred Shares (the “Registrable Securities”). The Amended and Restated Registration Rights Agreement became effective on the closing of the Poseidon Transaction. Pursuant to the Amended and Restated Registration Rights Agreement, we filed with the SEC a shelf registration statement to register the offer and resale of all of the Registrable Securities.. The Amended and Restated Registration Rights Agreement also provides certain piggyback and demand registration rights to the holders of Registrable Securities and contains customary indemnification and other provisions. Based on information provided to us by Kelso, KEP VI and KIA VIII no longer hold Registrable Securities.

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

Ship Management Agreements

 As of December 31, 2021, Technomar provided day-to-day technical ship management services for all but six vessels in the Borealis Fleet. Another third party provides management on these six vessels as well as on the remaining six vessels in the Borealis Fleet ships from the time of their delivery in July 2021 until a change of management to Technomar in September 2021. Mr. George Giouroukos, our Executive Chairman, is the Founder, Managing Director, and majority beneficial owner of Technomar. Technomar’s services being provided under technical ship management agreements include crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We pay Technomar a daily management fee of EUR 700 (EURO 715 from January 1, 2022) per vessel, to be paid in U.S. Dollars at an agreed rate of exchange, which, in addition to covering the technical ship management services being provided, includes administrative support services, including accounting and financial reporting, treasury management services and legal services also being provided pursuant to the technical ship management agreements. The technical ship management agreements with Technomar for the vessels that serve as collateral under our credit facilities are for a minimum duration equal to the duration of such respective credit facilities. The technical ship management agreements may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the technical ship management agreements are terminated on at least six months prior written notice, a termination fee equal to 50% of the annual management fee is payable to Technomar if the technical ship management agreements are terminated by the managers and a termination fee equal to two times the annual fee is payable to Technomar if the technical ship management agreements are terminated by the owners. Our other ship technical ship management agreements may generally be terminated by either party on two months prior written notice following their minimum duration. The Technomar technical ship management agreements may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the technical ship management agreement, and (iv) upon the sale or total loss of a vessel; except where the owner is terminating the technical ship management agreements for cause, a termination fee is payable to Technomar and will range from 25% of the annual management fee to two times the annual management fee, depending on the reason for the termination.

The management fees paid by us to Technomar for the year ended December 31, 2021 amounted to $15.3 million. The management fees paid by us to Technomar for the year ended December 31, 2020 amounted to $12.6 million. For the year ended December 31, 2019 management fees paid by us to Technomar and CMA Ships amounted to $9.2 million and $0.8 million, respectively.

We have also entered into Supervision Agreements with Technomar with respect to our Third-Party Managed Vessels. Please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” for additional information on the Supervision Agreements.

Conchart provides commercial management services to us on all of our vessels pursuant to commercial management agreements. Mr. George Giouroukos, our Executive Chairman, is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advising us on market developments, and on the development of new rules and regulations with respect to trading and cargo restrictions, (iv) assisting in the calculation of hires, and the collection of any sums related to the operation of vessels, (v) communicating with agents, and (vi), negotiating memoranda of agreement for the sale of the vessels. We have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, and we have agreed to pay Conchart a 1.00% commission on any sale and purchase transaction. No commission is payable on any charter of a vessel in the GSL Fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to the managers for any extension of such charters after March 31,2021. The commercial management agreements with Conchart for the vessels provided as security under our credit facilities have a minimum term equal to the duration of their respective credit facilities. The commercial management agreements may be terminated by either party by giving not less than six months’ prior written notice with termination to be effective no sooner than the expiry of the minimum term. If the commercial management agreements are terminated on at least six months prior written notice, a termination fee equal to six times the average monthly commission paid by us to Conchart (or which accrued) in the prior six month period is payable to Conchart if the commercial management agreements are terminated by the mangers and a termination fee equal to twelve times the average monthly commission paid by us to Conchart (or which accrued) in the prior twelve month period is payable to Conchart if the commercial management agreements are terminated by the owners. The Conchart commercial management agreements may also be terminated (i) by one party on the change of control in the other party, (ii) automatically on the insolvency of a party, (iii) by one party upon the breach by the other party of the commercial management agreement, and (iv) upon the sale or total loss of a vessel; except where the owner is terminating the commercial management agreements for cause, a termination fee is payable to Conchart and will range from three times the average monthly commission paid by us to Conchart (or which accrued) in the prior three month period to twelve times the average monthly commission paid by us to Conchart (or which accrued) in the prior twelve month period, depending on the reason for the termination.

The fees paid by us to Conchart for the year ended December 31, 2021 amounted to $3.6 million. For the year ended December 31, 2020, fees paid to Conchart amounted to $2.4 million.

Until January 20, 2021, 16 vessels which we provided as security to the 2022 Notes and Citi Credit facility were commercially managed by GSLS which had entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, whereby Conchart was appointed to provide commercial advisory and exclusive brokerage services to GSLS on those vessels on substantially the same terms as described above.

By mutual consent, the EBSA was terminated without penalty on the repayment of the 2022 Notes on January 20, 2021 and the relevant 16 vessels became subject to commercial management agreements directly with Conchart.

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

Please see Note 14, Related Party Transactions, to our consolidated financial statements for additional information about our related party transactions.

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

Dividend Policy

On January 12, 2021, we announced that our Board of Directors had initiated a dividend policy under which we intended to pay shareholders a regular quarterly cash dividend of $0.12 per Class A common share with effect from the first quarter of 2021. We paid dividends of $0.25 per Class A common share for the first, second, third and fourth quarter of 2021 and we announced on November 22, 2021 that from first quarter of 2022 the dividend will increase by 50% to $0.375 per Class A common share per quarter.

Dividends, if any, will be based on available cash flow, rather than net income, after all relevant cash expenditures, including cash interest expense on borrowings that finance operating assets, cash income taxes and after an allowance for the cash cost of future drydockings but not including deductions for non-cash items including depreciation and amortization and changes in the fair values of financial instruments, if any.

The declaration and payment of any dividend is always subject at all times to the discretion of our Board of Directors which reviews our dividend policy quarterly, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and financial performance including cash flow, restrictions under our current and future agreements governing our indebtedness, including our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our Board of Directors, increased or unanticipated expenses, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

There were 4,359,190 Depositary Shares outstanding at December 31, 2021, each of which represents 1/100th of one share of our Series B Preferred Shares. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares, subject to certain exceptions. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Dividends have been declared as scheduled with respect to our Series B Preferred Shares.

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

A. Offer and Listing Details

Please see “Item 9. Offer and the Listing—C. Markets”.

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

On August 20, 2014, we issued 1,400,000 Depositary Shares, each of which represents 1/100th of one share of our Series B Preferred Shares. A further 42,756 Depositary Shares were issued during the year ended December 31, 2019 under our Depositary Shares ATM Program, 839,442 Depositary Shares were issued during the year ended December 31, 2020 under the program and a further 2,076,992 Depositary Shares have been issued during the year ended December 31, 2021. Each Series B Preferred Share has the right to receive the liquidation preference of $2,500.00 per share (equivalent to $25.00 per depositary share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared. Dividends are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of our Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common stock and each other class or series of capital stock established after the original issue date of the Series B Preferred Shares that is not expressly made senior to or on parity with the Series B Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”) (other than a dividend payable solely in Junior Securities), unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares and any securities that rank pari passu with the Series B Preferred Shares through the most recent respective dividend payment dates. Holders of the Series B Preferred Shares generally have no voting rights, except in limited circumstances. The Series B Preferred Shares may be redeemed at any time, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The rights, preferences and restrictions attaching to the Series B Preferred Shares are described in the sections “Description of Preferred Shares” and “Description of Depositary Shares” of our registration statement on Form F-3 (File No. 333-235305) filed with the SEC on November 27, 2019 and incorporated by reference into this Annual Report. There have been no changes since that date with the exception of the issuance of further Series B Preferred Shares in connection with our Depositary Shares ATM Program. The rights, preferences and restrictions attaching to the Series B Preferred Shares are further qualified by (i) the Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014, (ii) the Certificate of Amendment to the Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 and (iii) the Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (each of (i) and (iii) being incorporated by reference to Exhibits 3.1 and 4.1, respectively, of Global Ship Lease, Inc.’s Report on Form 6-K filed on August 20, 2014 and (ii) being incorporated by reference to Exhibit 3.1 of Global Ship Lease Inc.’s Report on Form 6-K filed on December 10, 2019), each of which is hereby incorporated by reference into this Annual Report. There have been no changes since the respective dates.

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

We also have a registration rights agreement with certain of our shareholders that was amended and restated in October 2018 upon closing of the Poseidon Transaction. For a description of the Amended and Restated Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. During 2021, the Class A common shares represented more than 50% of the total combined voting power and value of all classes of our stock. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year. However, the Class A common shares may not represent more than half of the voting power or value of all classes of our stock.

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

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2009 through 2018 under the Publicly Traded Test. We do not believe that we were able to satisfy the “publicly-traded” test for 2019 and, consequently, we were not exempt from U.S. federal income taxation on our U.S. source gross transportation income. Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2020 and 2021. Whether we may satisfy the “publicly-traded” test for 2022 and future taxable years depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2022 or future taxable years.

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

Taxation of the disposition of Class A common shares

Subject to the discussions of the PFIC rules below, upon the sale, exchange or other disposition of Class A common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in our Class A common shares. The U.S. holder’s initial tax basis in its Class A common shares generally will be the U.S. holder’s purchase price for the Class A common shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital, as discussed above under ‘Taxation of distributions paid on Class A common shares’.

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

Sensitivity Analysis

In December 2021 and February 2022, we entered into interest rate cap agreements with respect to an aggregate of $992.0 million of our floating rate debt, effective through the fourth quarter of 2026, for a USD one-month LIBOR cap of 0.75%. For additional information, please see “Item 4. Information on the Company—A. History and Development of the Company—Other Recent Developments.”

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

Based on the outstanding balance at December 31, 2021 of our floating rate credit facilities of $941.9 million and ignoring amortization thereon and cash on hand, a hypothetical increase in LIBOR up to 0.75% following the interest rate cap agreements we entered into, would have the impact of reducing our annual net income, before income taxes, by approximately $4.9 million.

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

Inflation

With the exception of rising costs associated with the employment of international crews for our vessels, the impact of global oil prices on the cost of lubricating oil and other global commodity prices such as steel which is used in drydocking and other repairs we do not believe that inflation has had, or is likely in the foreseeable future to have, a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses. For the duration of the global expense agreement, under certain predefined circumstances, we will be able to recover a portion of our vessel operating costs above a pre-determined threshold.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers S.A, which has audited the consolidated financial statements of the Company for the year ended December 31, 2021, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2021 and 2020 was PricewaterhouseCoopers S.A., independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers S.A.’s Services

The fees for services rendered by the principal accountant in 2021 and 2020 were as follows:

	2021	2020
Audit Fees	$ 569,833	$ 492,398
Audit related fees	286,873	51,568
Tax Fees	67,191	132,158
Total	$ 923,897	$ 676,124

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

Tax Fees

Tax fees for 2021 and 2020 are primarily for tax compliance and consultation services.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Global Ship Lease, Inc.’s Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 6-K, filed with the SEC on March 25, 2019).

1.3	Third Amended and Restated Bylaws of Global Ship Lease, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed on March 23, 2020).

1.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

1.5	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 10, 2019).

1.6	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F filed on March 29, 2019).

2.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K (File No. 001-34153) filed on March 25, 2019).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

2.3	Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on November 19, 2019).

2.4	First Supplemental Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed on November 19, 2019).

2.5	Amendment No. 1 to the First Supplemental Indenture, dated as of November 19, 2019, by and between the Company and Wilmington Savings Fund Society, FSB, as trustee, entered into as of April 2, 2020 (incorporated by reference to Exhibit 2.5 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

2.6	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.6 of the Company’s Annual Report on Form 20-F filed on March 19, 2021)

4.1	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.2	Form of Guarantee made by CMA CGM S.A. for Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.3	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed on March 25, 2008).

4.4	Facility Agreement, dated September 19, 2019, by and among the subsidiaries of the Company listed in Part A of Schedule 1 thereto as borrowers, the Company and Poseidon Containers Holdings LLC, Hephaestus Marine LLC, Pericles Marine LLC and Zeus One Marine LLC as guarantors, the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank and ABN AMRO Bank N.A. as bookrunners and arrangers, Crédit Agricole Corporate and Investment Bank, ABN AMRO Bank N.A. and CIT Bank, N.A. as mandated lead arrangers and Crédit Agricole Corporate and Investment Bank, as facility agent and security agent (incorporated by reference to Exhibit 10.36 of the Company’s Registration Statement on Form F-1/A (File No. 333-233198) filed on September 24, 2019).

4.5	Term Loan Facility, dated May 23, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent (incorporated by reference to Exhibit 10.35 of the Company’s Registration Statement on Form F-1 (File No. 333-233198) filed on August 9, 2019).

4.6	Deed of Accession, Amendment and Restatement, dated December 10, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as original borrowers, Global Ship Lease 33 LLC and Global Ship Lease 34 LLC, as additional borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent, relating to the facility agreement dated May 23, 2019 (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on April 2, 2020)

4.7	Term Loan Facility, dated February 26, 2020, by and among Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor and Chailease International Financial Services Pte. Ltd., as lender. (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F filed on April 2, 2020)

4.8	$236.2 Million Senior Secured Loan Facility, dated January 7, 2021 (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed on March 19, 2021)

4.9*	$51.7 Million Credit Facility, dated April 13, 2021, by and among Penelope Marine LLC as borrower, the Company and Poseidon Containers Holdings LLC, as guarantors and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank as bookrunner and arranger, Crédit Agricole Corporate and Investment Bank, CTBC Bank Co., LTD and Bank Sinopac Co., LTD as mandated lead arrangers and Crédit Agricole Corporate and Investment Bank, as facility agent and security agent

4.10*	$64.2 Million Credit Facility, dated April 15, 2021, by and among GSL Arcadia LLC, GSL Tegea LC, GSL MYNY LLC, GSL Melita LLC, GSL Maria LLC and GSL Dorothea LLC as joint and several borrowers, the bank and financial institutions listed in Schedule 1 as lenders and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee

4.11*	$51.7 Million Credit Facility, dated May 6, 2021, by and among Laertis Marine LLC as borrower, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC, K&T Marine LLC and the Company as guarantors and Deutsche Bank AG Filiale Deutschlanddgeschaft as arranger, facility agent and security agent

4.12*	$140.0 Million Credit Facility, dated July 6, 2021, by and among Global Ship Lease 55 LLC, Global Ship Lease 57 LLC, Global Ship Lease 58 LLC, Global Ship Lease 59 LLC, Global Ship Lease 60 LLC, Global Ship Lease 61 LLC, Global Ship Lease 62 LLC, Global Ship Lease 63 LLC, Global Ship Lease 64 LLC, Global Ship Lease 65 LLC, Global Ship Lease 66 LLC and Global Ship Lease 67 LLC as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank and Haburg Commercial Bank AG as mandated lead arrangers, Crédit Agricole Corporate and Investment Bank as facility agent and security agent

4.13*	$12.0 Million Credit Facility, dated August 27, 2021, by and among Global Ship Lease 42 LLC as borrower, the Company as guarantor and Sinopac Capital International (HK) Limited as lender

4.14*	$14.7 Million Sale and Leaseback Agreement, dated May 12, 2021, by and among NML Violetta Inc. as Lessor and GSL Violetta LLC as Lessee

4.15*	$54.0 Million Sale and Leaseback Agreement, dated May 20, 2021, by and among SEA 156 Leasing Co. Limited as Lessor and Telemachus Marine LLC as Lessee

4.16*	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 253 Leasing Co. Limited as Lessor and Global Ship Lease 70 LLC as Lessee

4.17*	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 254 Leasing Co. Limited as Lessor and Global Ship Lease 71 LLC as Lessee

4.18*	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 251 Leasing Co. Limited as Lessor and Global Ship Lease 68 LLC as Lessee

4.19*	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 252 Leasing Co. Limited as Lessor and Global Ship Lease 69 LLC as Lessee

4.20	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.21*	2019 Omnibus Incentive Plan (as amended and restated on September 29, 2021)

4.22	Amended and Restated Service Agreement of Ian J. Webber, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of the Company’s Form 20-F filed on March 29, 2019).

4.23	Deed of Amendment of Amended and Restated Service Agreement of Ian J. Webber, dated October 16, 2018 (incorporated by reference to Exhibit 4.35 of the Company’s Form 20-F filed on March 29, 2019)

4.24	Non-Compete Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.25	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.26	Letter Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Global Ship Lease, Inc., CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.27	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.28	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.29	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 4.44 of the Company’s Form 20-F filed on March 29, 2019)

4.30	Board Observer Agreement and Amendment to Engagement Letter and Underwriting Agreement, dated November 12, 2019, by and among the Company, B. Riley FBR, Inc. and B. Riley Financial, Inc. (incorporated by reference to Exhibit 4.40 of the Company’s Annual Report on Form 20-F filed on April 2, 2020)

4.31	Amended and Restated Employment Agreement, dated March 12, 2020, by and between GSL Enterprises Ltd. and Georgios Giouroukos (incorporated by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F filed on March 19, 2021)

4.32	Amended and Restated Employment Agreement, dated March 12, 2020, by and between GSL Enterprises Ltd. and Anastasios Psaropoulos (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F filed on March 19, 2021)

4.33*	Amendment to the Service Agreement of Ian J. Weber, dated September 29, 2021

4.34*	Employment Agreement, dated January 3, 2022, by and between GSL Enterprises Ltd. and Thomas Lister

4.35*	Form of Supervision Agreement with Technomar Shipping Inc., as Supervision Managers

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers S.A.

15.2*	Consent of Maritime Strategies International Ltd.

15.3*	Consent of Seward & Kissel LLP
101	Interactive Data Files (formatted as Inline XBRL).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Date: March 24, 2022

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

Utilization. The percentage of days for which owner receives charterhire. The difference to 100% or full utilization will be offhire, both planned for, say, regulatory drydocking, and unplanned for, say, breakdown, and idle time between charters.

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

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Initial Recognition of “Intangible liabilities - charter agreements”

As described in Notes 2 and 6 to the consolidated financial statements, as of December 31, 2021, the carrying value of the Company’s intangible liabilities – charter agreements was $55.4 million. The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”).  The estimated market charter rate (including duration) is considered a significant assumption.

The principal considerations for our determination, that performing procedures relating to Initial Recognition of “Intangible liabilities - charter agreements” is a critical audit matter, are (i) a high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of “Intangible liabilities - charter agreements”, due to the significant judgement by management when developing the estimate; and (ii) the significant audit effort in evaluating the significant assumptions related to the estimated market charter rates (including duration).

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the initial recognition of “Intangible liabilities - charter agreements” and controls over the development of significant assumptions related to the estimated market charter rate (including duration). These procedures also included testing management’s process for estimating the fair value of intangible liabilities - charter agreements. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the estimated market charter rate (including duration) for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Evaluating the reasonableness of the assumption related to the estimated market charter rate (including duration) involved, i) comparing the daily time charter rate assumption with other relevant market data, and ii) assessing whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s cash flow models and developing an independent estimate of the discount rate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 24, 2022

We have served as the Company’s auditor since 2018.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$67,280	$80,757
Time deposits		7,900	—
Restricted cash	3	24,894	825
Accounts receivable, net		3,220	2,532
Inventories	8	11,410	6,316
Prepaid expenses and other current assets	7	25,224	6,711
Derivative asset	9	533	—
Due from related parties	14	2,897	1,472
Total current assets		$143,358	$98,613
NON - CURRENT ASSETS
Vessels in operation	4	$1,682,816	$1,140,583
Advances for vessels acquisitions and other additions	4	6,139	1,364
Deferred charges, net	5	37,629	22,951
Other non-current assets	2p	14,010	—
Derivative asset, net of current portion	9	6,694	—
Restricted cash, net of current portion	3	103,468	10,680
Total non - current assets		1,850,756	1,175,578
TOTAL ASSETS		$1,994,114	$1,274,191
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	10	$13,159	$10,557
Accrued liabilities	11	32,249	19,127
Current portion of long - term debt	12	190,316	76,681
Current portion of deferred revenue		8,496	5,623
Due to related parties	14	543	225
Total current liabilities		$244,763	$112,213
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	12	$880,134	$692,775
Intangible liabilities - charter agreements	6	55,376	4,462
Deferred revenue, net of current portion	3	101,288	—
Total non - current liabilities		1,036,798	697,237
Total liabilities		$1,281,561	$809,450
Commitments and Contingencies	15	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,464,109 shares issued and outstanding (2020 – 17,741,008 shares)	16	$365	$177
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2020 – 22,822 shares)	16	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value Nil shares issued and outstanding (2020 - 250,000 shares)	16	—	3
Additional paid in capital		698,463	586,355
Retained Earnings/(Accumulated deficit)		13,498	(121,794)
Accumulated other comprehensive income	9	227	—
Total shareholders' equity		712,553	464,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,994,114	$1,274,191

 See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share and per share data)

		Year ended December 31,
	Note	2021	2020	2019
OPERATING REVENUES
Time charter revenue (include related party revenues of $144,681, $142,826 and $153,661 for each of the years ended December 31, 2021, 2020 and 2019, respectively)	13,14	$402,524	$282,272	$263,035
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $6,882, $1,782 and $1,771 for each of the years ended December 31, 2021, 2020 and 2019, respectively)	6	45,430	541	(1,933)
Total operating revenues		447,954	282,813	261,102

OPERATING EXPENSES:
Vessel operating expenses (include related party vessels operating expenses of $15,294, $12,580 and $9,880 for each of the years ended December 31, 2021, 2020 and 2019, respectively)	14	130,304	102,837	87,786
Time charter and voyages expenses (include related party time charter and voyage expenses of $3,583, $2,446 and $1,845 for each of the years ended December 31, 2021, 2020 and 2019, respectively)	14	13,100	11,149	9,022
Depreciation and amortization	4,5	61,563	46,978	43,912
Impairment of vessels	4	—	8,497	—
General and administrative expenses		13,240	8,350	8,815
(Gain)/loss on sale of vessels	4	(7,770)	244	—
Operating Income		237,517	104,758	111,567

NON-OPERATING INCOME/(EXPENSES)
Interest income		449	956	1,791
Interest and other finance expenses (includes $5,764, $2,831 and $346 Notes premium for each of the years ended December 31, 2021, 2020 and 2019, respectively)		(69,227)	(65,354)	(74,994)
Other income, net		2,812	1,252	1,477
Total non-operating expenses		(65,966)	(63,146)	(71,726)
Income before income taxes		171,551	41,612	39,841
Income taxes		(56)	(49)	(3)
Net Income		$171,495	$41,563	$39,838
Earnings allocated to Series B Preferred Shares		(8,263)	(3,995)	(3,081)
Net Income available to Common Shareholders		$163,232	$37,568	$36,757
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	18	35,125,003	17,687,137	11,859,506
Diluted	18	35,508,015	17,752,525	11,906,906
Net Earnings per Class A common share
Basic	18	4.65	1.23	1.48
Diluted	18	4.60	1.22	1.48

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2021	2020	2019
Net Income available to Common Shareholders		$163,232	$37,568	$36,757
Other comprehensive income:
Cash Flow Hedge:
Unrealized gain on interest rate cap	9	227	—	—
Total Other Comprehensive Income		227	—	—
Total Comprehensive Income		$163,459	$37,568	$36,757

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2021	2020	2019
Cash flows from operating activities:
Net income		$171,495	$41,563	$39,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		61,563	46,978	43,912
Impairment of vessels	4	—	8,497	—
(Gain)/loss on sale of vessels	4	(7,770)	244	—
Amortization of deferred financing costs	12	8,279	4,085	3,108
Amortization of original issue discount/premium on repurchase of notes		8,615	3,269	1,140
Amortization of intangible (liabilities)/assets - charter agreements	6	(45,430)	(541)	1,933
Share based compensation	17	3,510	1,998	1,717
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets		(33,211)	3,132	(1,393)
(Increase)/decrease in inventories		(5,094)	(721)	174
Increase in derivative asset	9	(7,000)	—	—
Increase/(decrease) in accounts payable and other liabilities		5,939	(2,215)	2,284
(Decrease)/increase in related parties' balances, net		(1,107)	2,504	(6,251)
Increase/(decrease) in deferred revenue	3	104,160	(4,364)	6,869
Unrealized foreign exchange loss		—	—	50
Net cash provided by operating activities		263,949	104,429	93,381
Cash flows from investing activities:
Acquisition of vessels and intangibles		(463,750)	(23,060)	(72,997)
Cash paid for vessel expenditures		(4,611)	(4,089)	(9,528)
Net proceeds from sale of vessels		16,514	6,852	—
Advances for vessel acquisitions and other additions		(3,276)	(4,541)	(9,184)
Cash paid for drydockings		(19,226)	(14,756)	(7,390)
Time deposits acquired		(7,900)	—	—
Cash acquired in Poseidon Transaction, net of capitalized expenses		—	—	(826)
Net cash used in investing activities		(482,249)	(39,594)	(99,925)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		22,701	20,054	39,765
Repurchase of 2022 Notes, including premium	12	(239,183)	(91,971)	(17,623)
Proceeds from drawdown of credit facilities and sale and leaseback	12	744,506	47,000	327,500
Repayment of credit facilities and sale and leaseback	12	(115,502)	(64,311)	(63,505)
Repayment of refinanced debt		(149,632)	(44,366)	(262,810)
Deferred financing costs paid		(13,790)	(1,193)	(7,904)
Net proceeds from offering of Class A common shares, net of offering costs		67,549	(74)	50,710
Retirement of Class A common shares		(10,000)	—	—
Proceeds from offering of Series B preferred shares, net of offering costs		51,234	18,647	1,056
Class A common shares - dividend paid		(27,940)	—	—
Series B Preferred Shares - dividend paid	16	(8,263)	(3,995)	(3,081)
Net cash provided by/(used in) financing activities		$321,680	$(120,209)	$64,108
Net increase/(decrease) in cash and cash equivalents and restricted cash		103,380	(55,374)	57,564
Cash and cash equivalents and restricted cash at beginning of the year		92,262	147,636	90,072
Cash and cash equivalents and restricted cash at end of the year		$195,642	$92,262	$147,636
Supplementary Cash Flow Information:
Cash paid for interest		$49,528	$59,769	$70,630
Non-cash investing activities:
Unpaid drydocking expenses		5,799	1,321	3,676
Unpaid vessel expenditures		6,257	4,127	1,641
Unpaid advances for vessels' acquisitions and other additions		1,499	—	—
Acquisition of vessels and intangibles		96,344	—	—
Non-cash financing activities:
Issuance of 2024 Notes for the acquisition of vessels		35,000	—	—
Premium on the 2024 Notes issued for the acquisition of vessels		1,680	—	—
Unpaid offering costs		—	—	200
Net unrealized gain on interest rate cap		227	—	—

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	(Accumulated Deficit)/ Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2019	9,942,950	14,000	250,000	$99	$ —	$3	$512,379	$(196,119)	$ —	$316,362
Issuance of Restricted Stock Units (Note 17)	—	—	—	—	—	—	1,717	—	—	1,717
Issuance of Class A common shares, net of offering costs (Notes 16 and 17)	7,613,788	—	—	76	—	—	50,634	—	—	50,710
Net Income for the year	—	—	—	—	—	—	—	39,838	—	39,838
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(3,081)	—	(3,081)
Issuance of Series B Preferred shares, net of offering costs	—	428	—	—	—	—	856	—	—	856
Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$ —	$3	$565,586	$(159,362)	$ —	$406,402

Issuance of Restricted Stock Units (Note 17)	—	—	—	—	—	—	1,998	—	—	1,998
Issuance of Class A common shares, net of offering costs (Notes 16 and 17)	184,270	—	—	2	—	—	(76)	—	—	(74)
Net Income for the year	—	—	—	—	—	—	—	41,563	—	41,563
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(3,995)	—	(3,995)
Issuance of Series B Preferred shares, net of offering costs	—	8,394	—	—	—	—	18,847	—	—	18,847
Balance at December 31, 2020	17,741,008	22,822	250,000	$177	$ —	$3	$586,355	$(121,794)	$ —	$464,741
Issuance of Restricted Stock Units (Note 17)	747,604	—	—	8	—	—	3,502	—	—	3,510
Issuance of Class A common shares, net of offering costs (Notes 16 and 17)	5,541,959	—	—	55	—	—	67,494	—	—	67,549
Conversion of Series C Preferred shares to Class A common shares (Note 16)	12,955,188	—	(250,000)	130	—	(3)	(127)	—	—	—
Cancellation of Class A common shares (Note 16)	(521,650)	—	—	(5)	—	—	(9,995)	—	—	(10,000)
Other comprehensive income	—	—	—	—	—	—	—	—	227	227
Net Income for the year	—	—	—	—	—	—	—	171,495	—	171,495
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(8,263)	—	(8,263)
Issuance of Series B Preferred shares, net of offering costs (Note 7)	—	20,770	—	—	—	—	51,234	—	—	51,234
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(27,940)	—	(27,940)
Balance at December 31, 2021	36,464,109	43,592	—	$365	$ —	$ —	$698,463	$13,498	$227	$712,553

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

The Company’s business is to own and charter out containerships to leading liner companies. On June 30, 2021, the Company sold La Tour, a 2001 built 2,272 TEU containership. As of December 31, 2021, the Company owned 65 vessels with average age weighted by TEU capacity of 14.9 years.

The following table provides information about the 65 vessels owned as at December 31, 2021.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	UASC Al Khor	9,115	2015	1Q27
Penelope Marine LLC	Marshall Islands	Maira XL	9,115	2015	2Q27
Telemachus Marine LLC (3)	Marshall Islands	Anthea Y	9,115	2015	3Q23
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	1Q23
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	3Q24(4)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22(4)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	4Q22(4)
Alexander Marine LLC	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,840	2002	3Q24
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,840	2002	3Q23
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	6,621	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	2Q24(5)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q24(5)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q24(5)
GSL Violetta LLC (3)	Liberia	GSL Violetta	6,008	2000	4Q24(5)
GSL Tegea LLC	Liberia	GSL Tegea	5,992	2001	3Q24(5)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	3Q24(5)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	3Q24(5)
Tasman Marine LLC	Marshall Islands	Tasman	5,936	2000	1Q22(6)
Hudson Marine LLC	Marshall Islands	Zim Europe	5,936	2000	1Q24(7)
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	2Q24(7)
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q24(8)
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	3Q24(8)
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	3Q24(8)
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	3Q24(8)
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q25
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q24(9)
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q22
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	1Q23
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	2Q23
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,404	2013	3Q25
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	4Q24
Global Ship Lease 62 LLC	Liberia	Matson Molokai	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	4Q22
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	1Q25
Pericles Marine LLC	Marshall Islands	Athena	2,762	2003	2Q24
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	3Q22
Global Ship Lease 65 LLC	Liberia	tbr GSL Chloe (10)	2,546	2012	4Q24
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	4Q22
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	1Q23
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	1Q23
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q24
Global Ship Lease 38 LLC	Liberia	Manet	2,272	2001	4Q24
Global Ship Lease 40 LLC	Liberia	Keta	2,207	2003	1Q25
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	1Q23
Global Ship Lease 45 LLC	Liberia	Kumasi	2,207	2002	4Q21
Global Ship Lease 44 LLC	Liberia	Akiteta (ex Marie Delmas)(11)	2,207	2002	4Q24
Global Ship Lease 67 LLC	Liberia	GSL Amstel	1,118	2008	3Q23

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;

(3)	Currently, under a sale and leaseback transaction;During 2021, the Company has entered into six agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the six agreements as financing transactions;

(4)	GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer;

(5)	GSL Arcadia, GSL Melita, GSL Maria, GSL Violetta, GSL Tegea, GSL Dorothea, GSL MYNY. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey;

(6)	Tasman. Thereafter, the charterer has the option to charter the vessel for a further 12 months;

(7)	Ian H & Zim Europe. A package agreement with the charterer, for direct charter extensions on two 5,900 TEU ships: Ian H from May 2021 and Zim Europe (formerly Dimitris Y) from May 2022. On April 9, 2021, Dimiris Y was renamed Zim Europe;

(8)	GSL Kithira, GSL Tripoli, GSL Syros, GSL Tinos. Thereafter, the charterer has the option to extend each charter by three years;

(9)	Orca I. Thereafter, the charterer has the option to extend the charter the vessel for a further 12-14 months;

(10)	“tbr” means “to be renamed”;

(11)	On January 5, 2022, Marie Delmas was renamed Akiteta

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

1.	Description of Business (continued)

In February 2021, the Company contracted to purchase seven ships of approximately 6,000 TEU each (the “Seven Vessels”) for an aggregate purchase price of $116,000. At the time of the transaction, the Company had agreed charters for all seven ships to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option; for two vessels these new charters commenced in the fourth quarter 2021, upon completion of pre-existing short charters. Six vessels were delivered in May 2021 and the seventh vessel in July 2021.

In June 2021, the Company contracted to purchase 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) for an aggregate purchase price of $233,890. At the time of the transaction, the ships were all on charter with leading liner operators, with remaining charter durations of three to 25 months. The Twelve Vessels were delivered in July 2021.

In June 2021, the Company contracted to purchase four 5,470 TEU Panamax containerships (the “Four Vessels”) for an aggregate purchase price of $148,000. On delivery, the ships were chartered to Maersk Line operator for a firm period of three years, followed by a three-year extension at charterer’s option. Three vessels were delivered in September 2021 and the fourth vessel in October 2021.

With these additions and following the sale of La Tour on June 30, 2021, the Company’s fleet comprises 65 containerships.

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

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s audited consolidated financial statements for the year ended December 31, 2021 . Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)
(a)	Basis of Presentation (continued)

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, business closures, quarantines, travel restrictions, and physical distancing requirements. These actions have caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

While the Company cannot predict the long-term economic impact of the COVID-19 pandemic, it will continue to actively monitor the situation and may take further actions altering the Company’s business operations that it determines are in the best interests of its employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where the Company operates. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. The ultimate effects that any such alterations or modifications may have on the Company’s business are not clear, including any potential negative effects on its business operations and financial results.

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

(d) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Deposits held at call with banks with original maturities of more than three months are included under caption “Time deposits”.

(e) Restricted cash

Restricted cash consists of retention accounts which are restricted in use and held in order to service debt and interest payments. In addition, restricted cash consists of pledged cash maintained with lenders and amounts built-up for future drydockings. Also includes restricted cash received in advance from charterers for future charter service.

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

(h) Accounts receivable, net

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $nil as of December 31, 2021 (2020: $nil).

(i) Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at note 2(k) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2021 and 2020.

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

(j) Deferred charges, net

Drydocking costs are reported in the Consolidated Balance Sheets within "Deferred charges, net", and include planned major maintenance and overhaul activities for ongoing certification. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled drydocking, which is generally five years. Any remaining unamortized balance from the previous drydocking is written-off.

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

(k) Intangible assets and liabilities – charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities -charter agreements” in the Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

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

(l) Impairment of Long-lived assets (continued)

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

Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively.  As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, the Company had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment charge of $7,585 was recognized for the three months ended March 31, 2020 and an additional impairment charge of $912 had been recognized in the three months ended June 30, 2020.

The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the year ended December 31, 2021.

Through 2020 whilst charter rates in the spot market and asset values saw improvements, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2020 might not be recoverable.

As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2020. As the undiscounted projected net operating cash flows of each of the vessel groups exceeded the carrying amount, step two of the impairment test was not required and there were no impairment charges as of December 31, 2020.

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

(n) Preferred shares

The Series B Preferred Shares were originally issued in August 2014 and have been included within Equity in the Consolidated Balance Sheets since their initial issue in August 2014 and increased in 2019, 2020 and 2021 with the introduction of ATM program, and the dividends are presented as a reduction of Retained Earnings or addition to Accumulated Deficit in the Consolidated Statements of Changes in Shareholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of these redeemable perpetual preferred shares, which may only be redeemed at the discretion of the Company, are entitled to receive a dividend equal to 8.75% on the original issue price, should such dividend be declared, and rank senior to the common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(n) Preferred shares (continued)

The 250,000 Series C Perpetual Convertible Preferred Shares (the “Series C Preferred Shares”) have been included within Equity in the Consolidated Balance Sheets, from their issue on November 15, 2018. The Series C Preferred Shares were convertible in certain circumstances to Class A common shares and they were entitled to a dividend only should such a dividend be declared on the Class A common shares. On January 20, 2021, upon the redemption in full of the 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”), Series C Preferred shares converted to Class A common shares see note 16.

(o) Other comprehensive income

Other comprehensive income, which is reported in the Consolidated Statements of Changes in Shareholders’ Equity, consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Under ASU 2011-05, an entity reporting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. For year ended December 31, 2021, the Company recorded an unrealized gain on the interest rate caps of $227, reported as a component of other comprehensive income and presented in the Consolidated Statements of Comprehensive Income (see note 9).

(p) Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the year ended December 31, 2021, an amount of $16,174 has been recorded in time charter-revenues for such modifications. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of December 31, 2021, current and non-current portion from straight line, amounting to $2,866 ($nil as for December 31, 2020) and $14,010 ($nil as for December 31, 2020), respectively, are presented in the Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively.

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

Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(p) Revenue recognition and related expense (continued)

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During 2021, the Company has entered into six agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the six agreements as financing transactions.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

(q) Foreign currency transactions

The Company’s functional currency is the U.S. dollar as substantially all revenues and a majority of expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet dates. Expenses paid in foreign currencies are recorded at the rate of exchange at the transaction date. Exchange gains and losses are included in the determination of net Income/(Loss).

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

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax for 2021 is 19% (2020: 19% and 2019:19%).

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

(t) Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of Directors. Dividends to be paid are presented in the Consolidated Balance Sheets in the line item “Accrued Liabilities”.

(u) Earnings per share

Basic earnings per common share are based on income available to common shareholders divided by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock units. Diluted income per common share are calculated by applying the treasury stock method. All unvested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method.

(v) Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives its revenue from liner companies which are exposed to the cyclicality of the container shipping industry.
(ii)

There is a minimum concentration of credit risk with respect to cash and cash equivalents at December 31, 2021, to the extent that substantially all of the amounts are deposited with ten banks (2020: eight banks). The Company believes this risk is remote as the banks are high credit quality financial institutions.

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

(x) Fair Value Measurement and Financial Instruments

Financial instruments carried on the Consolidated Balance Sheets include cash and cash equivalents, time deposits, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

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

(x) Fair Value Measurement and Financial Instruments (continued)

During 2020, two of the Company’s vessel groups with a total aggregate carrying amount of $15,585 were written down to their fair value resulting in a non-cash impairment charge of $8,497 which was allocated to the respective vessels’ carrying values. Total impairment charge of $8,497 was included in the Consolidated Statements of Income for the year ended December 31, 2020. The estimated fair value, measured on a non-recurring basis, of the Company’s relevant three vessel groups that are held and used is calculated with the assistance of valuation obtained by third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level II in the fair value hierarchy.

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million, which amortizes over time as the Company’s outstanding debt balances decline. The objective of the hedges is to reduce the variability of cash flows associated with the forecasted interest rates relating to its variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs). As of December 31, 2021 and 2020, the Company recorded on the Consolidated Balance Sheets a derivative asset of $7,227 and $nil, respectively, relating to cumulative basis adjustments for fair value hedges (see note 9).

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, of vessel employment contracts (see note 14). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

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

(y) Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

 (y) Derivative instruments (continued)

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This Transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The Company receives payments on the interest rate caps for any period that the one-month USD LIBOR rate is beyond the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase option was $7,000, which was paid out of cash on trade settlement date, December 22, 2021. The premium paid related to this derivative was classified in the Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

There were no interest rate caps in place before 2021. The amounts included in accumulated other comprehensive income (see Note 9) will be reclassified to interest expense should the hedge no longer be considered effective. No amount of ineffectiveness was included in net income for the year ended December 31, 2021. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

(z) Recently issued accounting standards

The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its consolidated financial statements.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3. Restricted Cash

Restricted cash as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Retention accounts	$11,276	$525
Restricted bank deposits/Drydock reserves	13,618	—
Cash collateral	—	300
Total Current Restricted Cash	$24,894	$825

Cash collateral(*)	$100,000	$6,953
Guarantee deposits	20	20
Restricted bank deposits/Drydock reserves	2,948	3,207
Cash in custody	500	500
Total Non - Current Restricted Cash	103,468	10,680
Total Current and Non - Current Restricted Cash	$128,362	$11,505

(*)	Advances from charterers.

4. Vessels in Operation

Vessels in Operation as of December 31, 2021 and 2020 consisted of the following:

	Vessel Gross Cost, as adjusted for impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2020	$1,306,936	$(151,350)	$1,155,586

Additions	41,710	—	41,710
Disposals	(7,058)	—	(7,058)
Depreciation	—	(41,158)	(41,158)
Impairment loss	(43,803)	35,306	(8,497)
As of December 31, 2020	$1,297,785	$(157,202)	$1,140,583

Additions	603,514	—	603,514
Disposals	(23,167)	14,445	(8,722)
Depreciation	—	(52,559)	(52,559)
As of December 31, 2021	$1,878,132	$(195,316)	$1,682,816

2021 Vessels acquisitions

In September and October 2021, the Company took delivery of the Four Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
GSL Tripoli	5,470	2009	37,000	September 1, 2021
GSL Tinos	5,470	2010	37,500	September 9, 2021
GSL Syros	5,470	2010	37,500	September 13, 2021
GSL Kithira	5,470	2009	36,000	October 13, 2021

The charters of the Four vessels resulted in an intangible liability of $17,100 that was recognized and will be amortized over the remaining useful life of the charters.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation (continued)

2021 Vessels acquisitions (continued)

In July 2021, the Company took delivery of the Twelve Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery Date
GSL Susan	4,363	2008	20,740	July 29, 2021
GSL Rossi	3,421	2012	21,580	July 29, 2021
GSL Alice	3,421	2014	23,150	July 29, 2021
GSL Melina	3,404	2013	23,990	July 29, 2021
GSL Eleftheria	3,404	2013	26,870	July 29, 2021
GSL Mercer	2,824	2007	20,750	July 29, 2021
GSL Lalo	2,824	2006	13,320	July 29, 2021
Matson Molokai	2,824	2007	16,430	July 15, 2021
GSL Elizabeth	2,741	2006	13,910	July 28, 2021
tbr GSL Chloe	2,546	2012	22,320	July 29, 2021
GSL Maren	2,546	2014	23,270	July 29, 2021
GSL Amstel	1,118	2008	7,560	July 29, 2021

The charters of the Twelve vessels resulted in an intangible liability of $76,193 that was recognized and will be amortized over the remaining useful life of the charters.

In April, May and July 2021, the Company took delivery of the Seven Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery Date
GSL MYNY	6,008	2000	17,600	July 28, 2021
GSL Melita	6,008	2001	15,500	May 25, 2021
GSL Violetta(*)	6,008	2000	17,300	April 28, 2021
GSL Maria(*)	6,008	2001	16,600	April 28, 2021
GSL Arcadia	6,008	2000	18,000	April 26, 2021
GSL Dorothea	5,992	2001	15,500	April 26, 2021
GSL Tegea	5,992	2001	15,500	May 17, 2021

(*)	The charters of these vessels resulted in an intangible liability of $3,051 that was recognized and will be amortized over the remaining useful life of the charters.

2021 Sale of Vessel

On June 30, 2021, the Company sold La Tour for net proceeds of $16,514, and the vessel was released as collateral under the Company’s $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”). The net gain from the sale of vessel was $7,770.

2020 Vessels acquisitions

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

2020 Sale of Vessels

On July 20, 2020, the Company sold Utrillo for net proceeds of $3,411, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.

On July 3, 2020, the Company sold GSL Matisse for net proceeds of $3,441, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.

Impairment

The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed during the year ended December 31, 2021.

During the three months ended March 31, 2020, the Company determined that the vessels Utrillo and GSL Matisse should be divested. As at March 31, 2020, the vessels were not immediately available for sale and therefore did not qualify as “assets held for sale”. As of March 31, 2020, the Company had an expectation that the vessels would each be sold before the end of their estimated useful life, and as a result an impairment test of each of the specific asset groups was performed, recognizing an impairment loss of $7,585. As of June 30, 2020, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360 for the classification of the vessels GSL Matisse and Utrillo as “held for sale” were met. The difference between the estimated fair value less cost to sell both vessels and their carrying value (including the unamortized balance of dry-docking cost of $38), amounting to $912, was recognized during the three months ended June 30, 2020 under the line item “Impairment of vessels”. An impairment loss of $8,497 has been recognized under the line item “Impairment of vessels” in the Consolidated Statements of Income for the year ended December 31, 2020.

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

The total impairment loss recognized for the years ended December 31, 2021, 2020 and 2019 amounted to $nil, $8,497 and $nil respectively.

Collateral

As of December 31, 2021, vessels were pledged as collateral under the Company’s loan facilities. No vessels were unencumbered as of December 31, 2021.

Advances for vessel acquisitions and other additions

As of December 31, 2021, and December 31, 2020, there were no advances for vessel acquisitions, as all vessels had been delivered as at these dates. As of December 31, 2021, and December 31, 2020, the Company had other vessel additions mainly for ballast water treatments totaling $6,139 and $1,364, respectively.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5. Deferred charges, net

Deferred charges, net as of December 31, 2021 and 2020 consisted of the following:

Dry - docking Costs

As of January 1, 2020	$16,408
Additions	12,401
Amortization	(5,820)
Write – off	(38)
As of December 31, 2020	$22,951
Additions	23,704
Amortization	(9,004)
Write – off	(22)
As of December 31, 2021	$37,629

The Company follows the deferral method of accounting for dry-docking costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-docking, which is generally five years. Any remaining unamortized balance from the previous dry-docking are written-off.

6. Intangible Liabilities/Assets – Charter Agreements

Intangible Liabilities – Charter Agreements as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Opening balance	$4,462	$6,470
Additions	96,344	—
Amortization	(45,430)	(2,008)
Total	$55,376	$4,462

Intangible liabilities are related to (i) acquisition of the Seven, the Twelve and the Four Vessels, and (ii) management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for each of the years ended December 31, 2021 and 2020 was $45,430 and $541 ($2,008 amortization income of intangible liabilities-charter agreements net of $1,467 amortization expense of intangible assets-charter agreements), including related party amortization of intangible liabilities-charter agreements of $6,882 and $1,782 for each of the years ended December 31, 2021 and 2020, respectively).

Intangible Assets – Charter Agreements as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Opening balance	$—	$1,467
Amortization	—	(1,467)
Total	$—	$—

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6. Intangible Liabilities/Assets – Charter Agreements (continued)

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

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to December 31, 2025 is estimated to be as follows:

Amount
December 31, 2022	$41,158
December 31, 2023	8,556
December 31, 2024	5,113
December 31, 2025	549
$55,376

The weighted average useful lives are 1.61 years for the remaining intangible liabilities-charter agreements terms.

7. Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets as at December 31, 2021 and December 31, 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Insurance and other claims	$6,265	$762
Advances to suppliers and other assets	7,963	2,329
Prepaid insurances	2,657	584
Other (1)	8,339	3,036
Total	$25,224	$6,711

(1)	Includes current portion of straight-line, scrubber equipment and installation claim.

8. Inventories

Inventories as at December 31, 2021 and December 31, 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Bunkers	$1,187	$521
Lubricants	8,462	4,223
Stores	1,358	1,291
Victualling	403	281
Total	$11,410	$6,316

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9. Derivative Asset

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above beyond the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

	December 31, 2021	December 31, 2020
Opening balance	$—	$—
Interest rate cap premium	7,000	—
Unrealized gain on interest rate cap	227	—
Closing balance	$7,227	$—
Less: Current portion of derivative asset	(533)	—
Non-current portion of derivative asset	$6,694	$—

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. No amount of ineffectiveness was included in net income for the year ended December 31, 2021. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

10. Accounts Payable

Accounts payable as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Suppliers, repairers	$6,339	$8,774
Insurers, agents and brokers	355	406
Payables to charterers	1,566	650
Other creditors	4,899	727
Total	$13,159	$10,557

11. Accrued Liabilities

Accrued liabilities as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Accrued expenses	$28,557	$15,133
Accrued interest	3,692	3,994
Total	$32,249	$19,127

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt

Long-term debt as of December 31, 2021 and 2020 consisted of the following:

Facilities	December 31, 2021	December 31, 2020
Sinopac Credit Facility (a)	$11,580	$—
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (b)	132,000	—
Deutsche Credit Facility (c)	49,345	—
HCOB Credit Facility (d)	56,844	—
CACIB, Bank Sinopac, CTBC Credit Facility (e)	49,150	—
New Hayfin Credit Facility (f)	204,129	—
Chailease Credit Facility (g)	5,568	7,596
2024 Notes (h)	117,520	59,819
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (i)	213,200	238,000
Blue Ocean Junior Credit Facility (i, j)	26,205	38,500
Hellenic Bank Credit Facility (k)	41,700	49,700
Deutsche, First-Citizens & Trust Company, HCOB, Entrust, Blue Ocean Credit Facility (l)	—	149,055
Hayfin Credit Facility (m)	—	5,833
	$907,241	$548,503
2022 Notes (n)	233,436	322,723
Less redemptions and repurchases (n)	(233,436)	(89,287)
2022 Notes (n)	$—	$233,436
Total credit facilities	$907,241	$781,939
Sale and Leaseback Agreement CMBFL – $120,000 (o)	115,238	—
Sale and Leaseback Agreement CMBFL – $54,000 (p)	49,950	—
Sale and Leaseback Agreement – Neptune $14,735 (q)	13,147	—
Total Sale and Leaseback Agreements	$178,335	$—
Total borrowings	$1,085,576	$781,939
Less: Current portion of 2022 Notes (n)	—	(26,240)
Less: Current portion of long-term debt	(153,641)	(50,441)
Less: Current portion of Sale and Leaseback Agreements (o,p,q)	(36,675)	—
Less: Original issue discount of 2022 Notes (n)	—	(1,133)
Plus/(Less): Original issue premium/(discount) of 2024 Notes (h)	1,588	(147)
Less: Deferred financing costs (s)	(16,714)	(11,203)
Non-current portion of Long-Term Debt	$880,134	$692,775

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Long-Term Debt (continued)
a)	$12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, the Company via its subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The new Facility is repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $11,580.

b)	$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company entered into a facility with Credit Agricole Corporate and Investment Bank (“CACIB”), Hamburg Commercial Bank AG (“HCOB”), E.Sun Commercial Bank, Ltd (“ESUN”), CTBC Bank Co. Ltd. (“CTBC”) and Taishin International Bank (“Taishin”) for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The Facility is repayable in 6 equal consecutive quarterly instalments of $8,000, 8 equal consecutive quarterly instalments of $5,400 and 6 equal consecutive quarterly instalments of $2,200 with a final balloon of $35,600 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $132,000.

c)	$51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.

The new Facility is repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $49,345.

d)	$64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the Facility is repayable in 16 equal consecutive quarterly instalments of $668.75.

This facility bears interest at LIBOR plus a margin of 3.50% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $56,844.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Long-Term Debt (continued)
e)	$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, the Company via its subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,648. The secured credit facility has a maturity in April 2026.

The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).

The Facility is repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this facility was $49,150.

f)	$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, the Company entered into the New Hayfin Credit Facility amounting to $236,200, and on January 19, 2021, the Company drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021, see note 12n below. The New Hayfin Credit Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6,560, along with a balloon payment at maturity. The New Hayfin Credit Facility is secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, the Company additionally repaid $5,831, and the vessel was released as collateral under the Company’s New Hayfin Credit Facility.

As of December 31, 2021, the outstanding balance of this facility was $204,129.

g)	$9.0 Million Chailease Credit Facility

On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility was used for the refinance of DVB Credit Facility.

The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 4.20% per annum.

As of December 31, 2021, the outstanding balance of this facility was $5,568.

h)	8.00% Senior Unsecured Notes due 2024

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Long-Term Debt (continued)
h)	8.00% Senior Unsecured Notes due 2024 (continued)

On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes.

As of December 31, 2021, the outstanding aggregate principal amount of the 2024 notes was $117,520 including an amount of $85,895 that comprise of newly issued 2024 notes under the At Market Issuance Sales Agreement. The outstanding balance, including the unamortized balance of the original issue premium/(discount), was $119,108. In July 2021, the Company agreed to purchase the Twelve Vessels for an aggregate purchase price of $233,890, part of which was financed by the issuance of $35,000 of existing 2024 Notes to the sellers. The remaining purchase price was financed by cash on hand and a new syndicated credit facility for a total of $140,000 (see note 12b).

i)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), First-Citizens & Trust Company, Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.

The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.

As of December 31, 2021, the outstanding balance of this facility was $213,200.

In January 2022, the Company also agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00% (see note 19).

j)	$38.5 Million Blue Ocean Junior Credit Facility

On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 12i).

The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024. This facility bears interest at 10.00% per annum.

During the year ended December 31, 2021, the Company using a portion of the net proceeds from the at-the-market issuance programs prepaid an amount of $12,295 plus a prepayment fee of $1,618. Following also this prepayment, as of December 31, 2021, the outstanding balance of this facility was $26,205.

On January 19, 2022, the Company using a portion of the net proceeds from the new facility agreement entered on December 31, 2021 fully prepaid the amount $26,205 plus a prepayment fee of $3,968 (see note 19).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Long-Term Debt (continued)
k)	$59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.

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

On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth.

Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

As of December 31, 2021, the outstanding balance of this facility was $41,700.

l)	$180.5 Million Deutsche, First-Citizens & Trust Company, HCOB, Entrust, Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement was dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.

On December 31, 2018, the Company entered a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG First-Citizens & Trust Company and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) was June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) applied pro rata against the Senior Facility and the Junior Facility.

Senior Facility

The Senior Facility was comprised of three Tranches. Tranche A related to Al Khor and was repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B related to Anthea Y and was repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C related to Maira XL and was repayable in 14 instalments of $858 and a final instalment of $35,288.

The Senior Facility bore interest at LIBOR plus 3.00% payable quarterly in arrears.

On April 13, 2021, and May 6, 2021, the Company entered into two new secured credit facilities amounting to $51,700 and $51,670, respectively, to refinance two of the three existing tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022 (see note 12e and 12c). On May 20, 2021, the Company entered into a $54,000 sale and leaseback agreement (see note 12p) with unrelated third party to refinance the outstanding balance of the third tranche of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022.

As of December 31, 2021, the outstanding balance of the Senior Facility was fully repaid.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Long-Term Debt (continued)
l)	$180.5 Million Deutsche, First-Citizens & Trust Company, HCOB, Entrust, Blue Ocean Credit Facility (continued)

Junior Facility

The Junior Facility was comprised of three Tranches. Tranche A related to Al Khor and was repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B related to Anthea Y and was repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C related to Maira XL and was repayable in 14 instalments of $233 and a final instalment of $9,604.

The Junior Facility bore interest at LIBOR plus 10.00% payable quarterly in arrears.

Following the refinancing that took place in April and May 2021, as described above, as of December 31, 2021, the outstanding balance of the Junior Facility was fully repaid.

m)	$65.0 Million Hayfin Credit Facility

On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provided for a secured term loan facility of up to $65,000. The Hayfin Credit Facility was to be borrowed in tranches and was to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate was LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated. Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.

On August 27, 2021, the Company entered into a new secured credit facility amounting to $12,000 to refinance the existing Hayfin Credit Facility, that had a maturity date in July 2022 (see note 12a). Following the refinancing that took place in August 2021, as described above, as of December 31, 2021, the outstanding balance of Hayfin Credit Facility was nil.

n)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. The 2022 Notes were fully redeemed in January 2021.

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on the 16 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.

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

On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Credit Facility, see note 12f above, and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds was $10,642 and is recorded within the Consolidated Statements of Income as interest expense.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Long-Term Debt (continued)
o)	$120.0 Million Sale and Leaseback agreements – CMBFL Four Vessels

On August 26, 2021, the Company via its subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021 together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement will be repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of these sale and lease back agreements was $115,238.

p)	$54.0 Million Sale and Leaseback agreement – CMBFL

On May 20, 2021, the Company via its subsidiary Telemachus Marine LLC entered into a $54,000 sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement will be repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

The sale and leaseback agreement matures in May 2028 and bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

As of December 31, 2021, the outstanding balance of this sale and leaseback agreement was $49,950.

q)	$14.7 Million Sale and Leaseback agreement – Neptune Maritime Leasing

On May 12, 2021, the Company via its subsidiary GSL Violetta LLC entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, the Company drew $14,735 under this agreement.

The sale and leaseback agreement will be repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.

The sale and leaseback agreement matures in February 2026 and bears interest at LIBOR plus a margin of 4.64% per annum payable quarterly in arrears.

As of December 31, 2021, the outstanding balance of this sale and leaseback agreement was $13,147.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Long-Term Debt (continued)
r)	Repayment Schedule

Maturities of long-term debt for the years subsequent to December 31, 2021 are as follows:

Payment due by year ended	Amount
December 31, 2022	190,316
December 31, 2023	153,572
December 31, 2024	274,940
December 31, 2025	92,968
December 31, 2026	316,175
December 31, 2027 and thereafter	57,605
$1,085,576

s)	Deferred Financing Costs

	December 31, 2021	December 31, 2020
Opening balance	$11,203	$14,095
Expenditure in the period	13,790	1,193
Amortization included within interest expense	(8,279)	(4,085)
Closing balance	$16,714	$11,203

During 2021, total costs amounting $434 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 12h). In addition, total costs amounting $4,049 were incurred in connection with the New Hayfin Credit Facility (see note 12f), $777 in connection with the Deutsche Credit Facility (see note 12c), $1,386 in connection with the HCOB Credit Facility (see note 12d), $191 in connection with the Neptune sale and leaseback agreement (see note 12q), $984 in connection with the CACIB, Bank Sinopac, CTBC Credit Facility (see note 12e), $945 in connection with the CMBFL sale and lease back agreement (see note 12p), $252 in connection with the Sinopac Credit Facility (see note 12a), $2,852 in connection with the HCOB, CACIB Credit Facility (see note 12b) for financing the acquisition of the Twelve Vessels and $1,920 in connection with the Sale and Leaseback agreements with CMBFL for the Four Vessels (see note 12o) that were drawn down during the year ended December 31, 2021.

During 2020, total costs amounting $776 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 12h). In addition, total costs amounting $67 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 12i), costs amounting $320 in connection with the Chailease Credit Facility (see note 12g) and costs amounting $30 in connection with the two Tranches of Hellenic Bank Credit Facility that were drawn down during the year ended December 31, 2020 (see note 12k).

(t) Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with, or remedied.

As of December 31, 2021, and December 31, 2020, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13. Time charter revenue

Operating revenue from significant customers (constituting more than 10% of total time charter revenue) was as follows:

	Year Ended December 31,
Charterer	2021	2020	2019
CMA CGM	33.83%	50.60%	57.18%
COSCO	5.96%	6.85%	10.88%
MAERSK	22.81%	14.13%	—
MSC	7.54%	12.86%	—

14. Related Party Transactions

CMA CGM is presented as a related party due to the fact that as of December 31, 2021 and December 31, 2020, it was a shareholder, owning Class A common shares representing 8.4% and 11.13% of voting rights, respectively, in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the Consolidated Balance Sheets.

Time Charter Agreements

A number of the Company’s time charter arrangements are with CMA CGM, representing 33.8% of gross revenues in the year ended December 31, 2021. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the Consolidated Statements of Income. The outstanding receivables due from CMA CGM are presented in the Consolidated Balance Sheets under "Due from related parties" totaling $1,202 and $1,278 as of December 31, 2021 and December 31, 2020, respectively. Any outstanding fees due to CMA CGM are presented in the Consolidated Balance Sheets under "Due to related parties" totaling to $502 and $nil as of December 31, 2021 and 2020, respectively.

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of December 31, 2021, and 2020, Technomar provides all day-to-day technical ship management services for all but Twelve Vessels which were delivered in July 2021. Another third party provided such management on the 12 ships, from the time of their delivery in July 2021 upon change of management for six of them in September 2021. During September 2021, management for six out of the 12 vessels was transferred to Technomar as well, and the remaining six vessels were continued to be outsourced for day-to-day technical management to a third party manager for the provision of crew, lubricating oils and routine maintenance. The management fees charged to the Company by third party managers for the year ended December 31, 2021, amounted to $834 (year ended December 31, 2020: $0) and are shown in vessel operating expenses in the Consolidated Statements of Income. Technomar continues to supervise management for the six outsourced vessels.

The management fees charged to the Company by Technomar and CMA Ships for the year ended December 31, 2021, amounted to $15,294 and $nil, respectively (2020: Technomar-$12,580 and CMA Ships-$nil and 2019: Technomar-$9,160 and CMA Ships-$720) and are shown in vessel operating expenses-related parties in the Consolidated Statements of Income. As of December 31, 2021, no outstanding fees are presented due to Technomar (December 31, 2020: $nil). Additionally, as of December 31, 2021, outstanding receivables due from Technomar and CMA Ships totaling to $1,785 and $10 respectively are presented under “Due from related parties” (December 31, 2020: Technomar: $184 and CMA Ships: $10).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

14.	Related Party Transactions (continued)

Ship Management Agreements (continued)

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos, the agreements were effective from the date of the completion of the Poseidon Transaction; for the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction till refinance of 2022 Notes which took place on January 2021, an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to all vessels delivered up to December 31, 2021; for all new acquired vessels during 2019 and going forward, the agreements were effective upon acquisition.

The fees charged to the Company by Conchart for the year ended December 31, 2021 amounted to $3,583 (2020: $2,446 and 2019: $1,845) and are disclosed within time charter and voyage expenses-related parties in the Consolidated Statements of Income.

Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under "Due to related parties" totaling to $41 and $225 as of December 31, 2021 and 2020, respectively.

15. Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 65 vessels as at December 31, 2021 is as follows:

Amount
December 31, 2022	$573,189
December 31, 2023	503,819
December 31, 2024	341,800
December 31, 2025	129,092
Thereafter	78,439
Total minimum lease revenue, net of address commissions	$1,626,339

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

16. Share Capital

Common shares

As of December 31, 2021, the Company has one class of Class A common shares. On October 1, 2019, the Company closed a public offering of 7,613,788 Class A common shares, at an offering price of $7.25 per share, for gross proceeds of $55,200. This included the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, amounted to $50,710 and are to be used for general corporate purposes, including the acquisition of containerships or the prepayment of debt.

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

Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 17). In April 2020, 184,270 shares were issued under grants made under the Equity Incentive Plan. During 2021, 747,604 Class A common shares were issued under the 2019 Plan.

On January 11, 2021, the Board of Directors approved the initiation of a quarterly cash dividend of $0.12 per Class A Common Share, with effect from the first quarter of 2021.

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

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,758. On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing its’s issued and outstanding shares. As at December 31, 2021, the Company had 36,464,109 Class A common shares outstanding.

On April 13, 2021, Kelso and Maas Capital Investments B.V. sold an aggregate of 5,175,000 Class A common shares which they held in an underwritten public offering at $12.50 per share (including 675,000 Class A common shares that were sold pursuant to the underwriters’ exercise, in full, of their option to purchase additional shares). The Company did not receive any proceeds from this sale of Class A Common Shares.

On May 10, 2021, the Company declared a dividend of $0.25 per Class A common share from the earnings of the first quarter 2021, paid on June 3 to common shareholders of record as of May 24, 2021, amounting to $9,347.

On August 5, 2021, the Company declared a dividend of $0.25 per Class A common share from the earnings of the second quarter 2021, paid on September 3 to common shareholders of record as of August 23, 2021, amounting to $9,358.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

16.	Share Capital (continued)

Common shares (continued)

On November 2, 2021, the Company declared a dividend of $0.25 per Class A common share from the earnings of the third quarter 2021 paid on December 2 to common shareholders of record as of November 22, 2021, amounting to $9,235.

Preferred shares

On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company’s Series B Preferred Shares (the “Depositary Share ATM Program”). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during year ended December 31, 2020, the Company issued 839,442 depositary shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds of $18,847. During the year ended December 31, 2021, the Company issued 2,076,992 depositary shares (representing an interest in 20,770 Series B Preferred Shares) for net proceeds of approximately $51,234. As of December 31, 2021, the Company had 43,592 Series B Preferred Shares outstanding.

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

These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Changes in Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

17. Share-Based Compensation

On February 4, 2019, the 2019 Plan was adopted. The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any calendar year is 12,500 shares or $100,000.

In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the 2019 Plan. In 2021, the Board of Directors approved additional awards of 61,625 of Class A common shares under the 2019 Omnibus Incentive Plan (the “2019 Plan”) resulting in a total amount of awards totaling up to 1,421,000 shares. In July 2021, the Board of Directors approved the issuance of 17,720 shares to one member of senior management as a special bonus.

The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020 and the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 1,008,253 incentive shares vested in the year ended December 31, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020. A further 747,604 Class A common shares were settled and issued during the year ended December 31, 2021. A total of 1,438,720 incentive shares have vested as at December 31, 2021. As of December 31, 2021, 931,874 Class A common shares were issued under the 2019 Plan.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

17.	Share-Based Compensation (continued)

On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Plan of 1,600,000 and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, will vest quarterly up to September 30, 2025, when the Company’s stock price exceeds $27.00 and $30.00, respectively, over a 60-day period. The Board of Directors also approved stock-based awards to non-executive directors under the 2019 Plan totalling 105,000 shares of incentive stock to vest in a similar manner to those awarded to senior management. 55,175 incentive shares vested in the year ended December 31, 2021 under the new awards. Of the total of 55,175 incentive shares which vested up to December 31, 2021, no shares were settled or issued.

Share based awards since January 1, 2020, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2020	1,246,096	$3.79	n/a
Vested in 2020	(317,188)	—	4.45
Unvested as at December 31, 2020	928,908	$3.79	n/a
Granted in March 2021	61,625	11.72	n/a
Granted in July 2021	17,720	16.93	n/a
Granted in October 2021	1,605,000	10.51	n/a
Vested in year ended December 31, 2021	(1,063,428)	n/a	16.59
Unvested as at December 31, 2021	1,549,825	$10.51	n/a

Using the graded vesting method of expensing the incentive shares grants, the weighted average fair value of the stock units is recognized as compensation costs in the Consolidated Statements of Income over the vesting period. The fair value of the incentive share grants for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

For the year ended December 31, 2021 and 2020, the Company recognized a total of $3,510 and $1,998, respectively, in respect of stock-based compensation.

18. Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders and Series C preferred shareholders.

At December 31, 2021, there were 1,549,825 shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards approved on September 29, 2021. At December 31, 2020, there were 928,908 shares of incentive share grants unvested as part of management’s equity incentive awards.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

18.	Earnings per Share (continued)

Numerator:	December 31, 2021	December 31, 2020	December 31, 2019
Net income attributable to common shareholders	$163,232	$37,568	$36,757
Undistributed income attributable to Series C participating preferred shares	—	(15,883)	(19,190)
Net income available to common shareholders, basic and diluted	$163,232	$21,685	$17,567

Net income available to:
Class A, basic and diluted	$163,232	$21,685	$17,567

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	35,125,003	17,687,137	11,859,506
Plus weighted average number of RSUs with service conditions	383,012	65,388	47,400
Common share and common share equivalents, dilutive	35,508,015	17,752,525	11,906,906

Basic earnings per share:
Class A	4.65	1.23	1.48

Diluted earnings per share:
Class A	4.60	1.22	1.48

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	$—	$15,883	$19,190
Basic weighted average number of Series C Preferred shares outstanding, as converted	—	12,955,187	12,955,187
Plus weighted average number of RSUs with service conditions	—	47,895	51,780
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	—	13,003,082	13,006,967
Basic earnings per share	—	1.23	1.48
Diluted earnings per share	—	1.22	1.48

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

19. Subsequent events

The Company declared a dividend of $0.25 per Class A common share for the fourth quarter of 2021 to be paid on March 4, 2022 to common shareholders of record as of February 22, 2022.

On November 22, 2021, the Board of Directors announced its intention to increase the quarterly dividend to be paid to common shareholders by 50% to $0.375 per share, with effect from the first quarter of 2022.

The Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amend certain covenants in the Company’s favor, and release three vessels from the facility’s collateral basket (the “Unencumbered Vessels”), at an unchanged rate of LIBOR + 3.00%. The Unencumbered Vessels were subsequently used as collateral for a new $60.0 million syndicated senior secured debt facility. This credit facility has a maturity in July 2026 and was borrowed in three tranches. The Lenders are E.SUN Commercial Bank Ltd (E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears. All three tranches were drawn down in January 2022. The Company using a portion of the net proceeds from this credit facility fully prepaid the outstanding amount of the Blue Ocean Junior Credit facility, amounting to $26,205 plus a prepayment fee of $3,968.

In February 2022, the Company has also hedged its exposure to a potential rising interest rate environment by putting in place a one-month USD LIBOR interest rate cap of 0.75% through fourth quarter 2026, on $507.9 million of its floating rate debt, which reduces over time and represents approximately half of the Company’s outstanding floating rate debt. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date.

On March 2, 2022, we announced that our Board of Directors authorized share repurchases in the amount of up to $40.0 million, to be utilized on an opportunistic basis.

On March 4, 2022, the Company provide a notice of partial redemption of its 2024 Notes to the trustee. The Company has elected to effect a redemption of $28,500 aggregate principal amount of the Notes (the “Redeemed Notes”) at a redemption price equal to 102.00% of the principal amount thereof plus accrued and unpaid interest. Upon completion of the Redemption, approximately $89,020 aggregate principal amount of the Notes will remain outstanding.