Form 20-F
period 2022-12-31
Global Ship Lease, Inc.
filed 2023-03-23
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

35,990,288 Class A common shares, par value of $0.01 per share

43,592 Series B Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒    No  ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.S. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange

Act).     Yes   ☐     No  ☒

GLOBAL SHIP LEASE, INC.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “project”, “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Annual Report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of strategic acquisitions, and the likelihood of success in acquiring additional vessels to expand our business.

Forward-looking statements appear in a number of places in this Annual Report including, without limitation, in the sections entitled “Business Overview”, “Management’s Discussion and Analysis of Financial Conditions and Operations”, and “Dividend Policy”.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this Annual Report. The risks described under “Risk Factors” are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or “SEC”, after the date of this Annual Report.

PART I

Unless the context otherwise requires, references to the “Company”, “we”, “us”, “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “Technomar” refers to Technomar Shipping Inc., our principal ship technical manager and “Conchart” refers to Conchart Commercial Inc., our commercial ship manager, “Managers” refers to Technomar and Conchart, together. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels or ships. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity. All share and per share amounts disclosed in this Annual Report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risk Factor Summary

·	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

·	Our growth depends on continued growth in the demand for containerships, our ability to purchase additional vessels and obtain new charters. We may require additional financing to be able to grow and will face substantial competition to purchase vessels.

·	Should we expand our business or provide additional services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

·	Our third-party ship technical and commercial managers, including Technomar, and Conchart are privately held companies and there is little or no publicly available information about them.

·	Due to our lack of diversification, adverse developments in the containership business could harm our business, results of operations and financial condition.

·	The volatile container shipping market and difficulty finding profitable charters for our vessels upon their expiry.

·	Our indebtedness could adversely affect our ability to raise additional capital to fund our operations or pursue other business opportunities and limit our ability to react to changes in the economy or our industry.

·	Despite our indebtedness levels, we may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

·	Our ability to comply with various financial and collateral covenants in our credit facilities.

·	Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

·	We must make substantial expenditures to maintain our fleet, meet new regulatory requirements, meet commercial requirements or to acquire vessels.

·	As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

·	Volatility in the London Interbank Offered Rate (“LIBOR”), the cessation of LIBOR and replacement of our interest rate in our debt agreements could affect our profitability, earnings and cash flow.

·	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

·	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

·	It may not be possible for investors to serve process on or enforce U.S. judgments against us.

·	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.

·	Our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile.

·	Our financial and operating performance may be adversely affected by global public health threats, such as and including the outbreak of COVID-19.

·	A decrease in the export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

·	The current state of the world financial markets, and economic and geopolitical conditions and conflicts could have a material adverse impact on our results of operations, financial condition and cash flows.

·	Increased competition in technology and innovation could reduce our charter hire income and our vessels’ values.

·	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and have a material adverse effect on the market for our securities.

·	Governments could requisition our vessels during a period of war or emergency without adequate compensation, which under most of our time charter agreements would permit the customer to terminate the charter agreement for that vessel.

·	Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect our business and operating results.

·	We are subject to regulation and liability under environmental laws, including - while not being limited to - those related to emissions, decarbonization and the climate emergency, that continue to develop and could require significant expenditures and affect our cash flows and net income.

·	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.

·	We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

·	Future sales of our common stock could cause the market price of our common stock to decline.

·	Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which would reduce our cash flow.

Risks Relating to Our Business

Operating Revenue Risk

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are, and will continue to be, our sole source of operating cash flow. We are consequently dependent on the performance by our charterers of their obligations under the charters. The container shipping industry is cyclical and, whilst financial performance improved from time to time, suffered an extended cyclical downturn lasting from the Global Financial Crisis in 2008/2009 through 2016, with freight rates, charter rates, asset values, and liner operator earnings under pressure due to oversupply of container ship capacity. Industry conditions improved from 2017 through 2019, albeit with some weakness in short term market charter rates in the second half of 2018. The compound annual growth rate (“CAGR”) of containerized trade volumes from 2010 through 2019 was 3.8%. From 2010 through 2022, incorporating the impact of negative growth in 2020 (COVID-19), the rebound in 2021, and further negative growth in 2022 (Russia-Ukraine conflict), CAGR was 3.1%. However, significant uncertainty remains concerning the longer-term impact of COVID-19 upon container shipping and the macro-economic environment in general. Similar uncertainty exists regarding the broader impact of the conflict in Ukraine, including the effect of sanctions imposed against Russia, and other geopolitical tensions, such as those surrounding Taiwan. Such uncertainty may adversely impact our business, and any escalation or spillover effects from the conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Equally unpredictable is the impact these uncertainties may have upon our charterers’ operations and cash flows, and their payment of charterhire to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similar terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

Whilst there were no delays in receiving charterhire payments in 2021 or 2022, we have previously experienced, from time to time, delays in receiving charterhire payments from some of our charterers, which under the charter contracts are due to be paid two weeks or one month in advance. As of December 31, 2022, no charterhire payments were outstanding.

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

Our growth depends on continued growth in the demand for containerships, our ability to purchase additional vessels and obtain new charters. We may require additional financing to be able to grow and will face substantial competition to purchase vessels.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies. The opportunity to acquire additional containerships will in part depend on the state of and prospects for container shipping. The container shipping industry is both cyclical and volatile in terms of supply demand balance, freight rates, charter rates, vessel values and overall profitability. Although supply-side fundamentals have generally been improving since 2017. The industry remains vulnerable to an excess of supply of containership capacity and mediocre demand growth. As at December 31, 2022, idle capacity of the global containership fleet was 1.9%, and the global containership orderbook to fleet ratio was 29.4% - weighted heavily towards containerships larger than 10,000 TEU. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Acquisition of vessels will be challenging as, among other things, we may need to obtain additional financing in order to complete vessel purchases. In recent years, financing for investment in containerships, whether newbuildings or existing vessels, has been severely limited. Further, the cost of available financing may increase significantly in the future. In addition, the number of lenders for shipping companies has fluctuated and lenders have generally lowered their loan-to-value advance ratios, shortened loan terms and accelerated repayment schedules. The actual or perceived credit quality of our charterers and proposed charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

The process of obtaining further vessels and new charters is highly competitive and depends on a variety of factors relating to the vessel owner, including:

•	competitiveness of overall price;

•	availability of committed financing;

•	containership leasing experience and quality of ship operations (including cost effectiveness);

•	shipping industry relationships and reputation for reliability, customer service and safety;

•	quality and experience of seafaring crew;

•	ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths for newbuildings;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications; and

•	the energy efficiency and carbon profile of our ships.

We will face substantial competition in expanding our business from a number of companies. Many of these competitors may have greater financial resources and a lower cost of capital than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. During an industry downturn there are an increased number of vessels available for charter, including many from owners with strong reputations and experience. Excess supply of vessels in the container shipping market results in greater price competition for charters. During strong industry conditions, the value of vessels rises and there is substantially greater competition for purchase opportunities. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with our existing charterers or obtain new charters on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions of vessels or container shipping-related assets/enhancements and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

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

The majority of our ship technical management agreements are with Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, for an annual management fee. The manager provides all day-to-day ship technical management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. As of the date of this report, Technomar provided technical ship management services for all but six of our vessels (“Third-Party Managed Vessels”) which were purchased by us in July 2021.

Additionally, as of the date of this report, all of our vessels are commercially managed by Conchart, a company of which our Executive Chairman is the sole beneficial owner. The services provided by Conchart, as our commercial manager, include chartering, sale and purchase and post-fixture administration.

The fees and expenses payable pursuant to our technical and commercial ship management agreements will be payable without regard to our business, results of operation and financial condition and we have limited rights to terminate our management agreements. The payment of fees to our managers could adversely affect our results of operations and ability to pay dividends. See “Item 4. Information on the Company — B. Business Overview —Management of our Fleet”.

 Our third-party ship technical and commercial managers are privately held companies and there is little or no publicly available information about them.

The ability of our third-party ship managers, including Technomar and Conchart, to render technical and commercial ship management services will depend in part on their own financial strength. Circumstances beyond our control could impair our third-party ship managers’ financial strength, and because each is a privately held company, information about the financial strength of our third-party ship managers is not available. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our third-party ship managers even though their financial or other problems could have a material adverse effect on us.

Related Parties’ Risks

Our Executive Chairman and our Managers may have conflicts of interest with us which may make them favor their own interests to our detriment.

Our Executive Chairman is the Founder, Managing Director, and majority beneficial owner of Technomar and the sole beneficial owner of Conchart, our third-party ship technical and commercial manager, respectively. Our Executive Chairman also beneficially owns approximately 5.9% of our Class A common shares. Accordingly, Technomar, Conchart, and our Executive Chairman (including their affiliates) have the power to exert considerable influence over our actions. These relationships could create conflicts of interest between us and our Managers. Such conflicts of interest may result in transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our Class A common shares.

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

Such conflicts of interest may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed or owned by other companies affiliated with our Managers. As a result of these conflicts, our Managers may favor their own or their affiliates’ interests over our interests. These conflicts may have unfavorable consequences for us. Although our Executive Chairman and Conchart have entered into a non-competition agreement with us, conflicts of interest may arise between us and our Managers, and such conflicts may not be resolved in our favor and could have an adverse effect on our results of operations.

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

In addition, we operate our vessels in markets that have historically exhibited seasonal, as well as cyclical, variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of our cash flow.

 We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

According to Maritime Strategies International Ltd. (“MSI”), as of December 31, 2022 idle capacity of the global containership fleet was 1.9%, and the overall orderbook-to-fleet ratio stood at 29.4%. Notwithstanding scrapping, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years, particularly in the larger vessel sizes (over 10,000 TEU). An over-supply of containership capacity, combined with a lack of growth in the demand for containerships, may result in downward pressure on charter rates. As at December 31, 2022, but adjusted to include charters agreed through March 10, 2023, the charters for five of our containerships, including GSL Amstel which in February 2023 we agreed to sell, either have expired or could expire before the end of the first half of 2023 and a further seven vessels have charters which may expire during the second half of 2023.

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

Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by COVID-19, rising tariff barriers and environmental concerns may also accelerate these trends.

Financing/Debt Risks

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations or pursue other business opportunities and may limit our ability to react to changes in the economy or our industry.

As of December 31, 2022, we had $949.5 million of outstanding indebtedness, being $336.9 million of privately rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”), $141.7 million of finance leases and $470.9 million of secured credit facilities.

Our leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest and amortization payments for our indebtedness, therefore reducing our ability to use our cash flows to fund operations, capital expenditure and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under our 2027 Secured Notes and the agreements governing our other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

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

Our debt agreements contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit or restrict our ability and the ability of certain of our subsidiaries from, among other things:

•	incurring additional indebtedness;

•	making any substantial change to the nature of our business;

•	paying dividends;

•	redeeming or repurchasing capital stock;

•	selling the collateral vessel, if applicable;

•	entering into certain transactions other than arm’s length transactions;

•	acquiring a company, shares or securities or a business or undertaking;

•	effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;

•	changing the flag, class or technical or commercial management of the applicable collateral vessel or terminating or materially amending the management agreements relating to such vessel; and

•	experiencing any change in the position of our Executive Chairman.

In addition, certain of our debt agreements require us and our subsidiaries to satisfy certain financial covenants, including on minimum liquidity, minimum net worth, and value adjusted leverage ratio. Our ability to meet those financial covenants and other tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

Due to restrictions in our debt agreements, we may need to seek consent from our lenders in order to engage in certain corporate and commercial actions that we believe would be in the best interest of our business, and a denial of consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. For example, our debt agreements restrict our entry into certain transactions or the termination or amendment of our third-party ship management agreements with Technomar and Conchart and require that George Giouroukos remain our Executive Chairman. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our or our shareholders’ best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

A breach of any of these covenants could result in a default under one or more of our debt agreements, including as a result of cross default provisions, and may permit the lenders (and other similar counterparties) to cease making loans to us. Upon the occurrence of an event of default under our debt agreements, the lenders (or other similar counterparties) could elect to declare all amounts outstanding under the loan to be immediately due and payable. Such actions by the lenders (or other similar counterparties) could cause cross defaults under our other debt agreements.

All but five of the vessels currently owned by us serve as security under our secured debt agreements. If our operating performance declines, we may be required to obtain waivers from our lenders (and other similar counterparties) to avoid default thereunder. If we are not able to obtain such waivers, our lenders (and other similar counterparties) could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterers’ or our cash flow.

If we default under any of our credit facilities or other indebtedness, lenders under our other credit facilities and indebtedness who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless and until all amounts outstanding under such indebtedness had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterers’ or our cash flow and require the charterer or us or our insurance to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa , under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from ships.

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

In addition, as vessels grow older, they generally decline in value. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. Additionally, pursuant to the terms of the one remaining initial time charter with CMA CGM, the charterer has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell it during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of the vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest. Under two other charters, CMA CGM has the right to participate in any competitive sales process for the underlying vessels undertaken either during, or at the end of, the corresponding charter period. We may be forced to sell some of our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

In addition, if we determine at any time that a vessel’s value has been impaired, we may need to recognize impairment charge, which could be significant, that would reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates, vessel values and inflation in expenses. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels. Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in “Item 5. Operating and Financial Review and Prospects— A. Results of Operations—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Estimates”.

Declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities. This could harm our business, results of operations, financial condition or ability to raise capital.

If impairment testing is required, we may need to recognize impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. For example, we recorded an impairment loss of $3.0 million during the fourth quarter of 2022 on one vessel. The amount, if any, and timing of any impairment charges we may need to recognize in the future will depend upon the then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our assessments as of December 31, 2022.

Loss of Income Risks

Our vessels may be subject to extended periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the time charters for our vessels, when the vessel is not available for service, it will likely be “off-hire”, in which case the charterer is generally not required to pay hire, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. Additionally, in many cases the charterer has the option to extend the latest redelivery date by the off-hire days. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

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

We must make substantial expenditures to maintain our fleet and we generally expect to finance these expenditures from operating cash flow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Further, we may be obliged to make substantial expenditures to become compliant with changes in the regulatory environment, particularly concerning decarbonization, emission control and ballast water treatment. We may also incur substantial expenditure to improve the specification and commercial characteristics and competitiveness of some of our vessels. Such expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including those required to maintain our fleet, with additional borrowings or otherwise find alternative sources of financing. Such financing arrangements may not be available on satisfactory economic terms or at all, which could have a material adverse effect on our business and results of operations.

As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel-efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 65 vessels as of December 31, 2022 had an average age weighted by TEU capacity of 15.9 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 65 vessels as of December 31, 2022 had an average age weighted by TEU capacity of 15.9 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us in the future.

Our current performance and future success depend to a significant extent upon our Executive Chairman, George Giouroukos, our Chief Executive Officer, Ian J. Webber, our Chief Commercial Officer & Head of ESG, Thomas A. Lister, and our Chief Financial Officer, Anastasios Psaropoulos, who collectively have almost 100 years of cumulative experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and members of the Board of Directors are crucial to the execution of our business strategies and to the growth and development of our business. Mr. Giouroukos has committed to spend approximately 50% on his time on matters related to our affairs. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us both directly and indirectly. The cost of fuel is borne by us when our vessels are off-hire, being positioned for and undergoing drydockings, between charters and when employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. In such case, we cannot guarantee that we will hedge our fuel costs on any prospective future voyage charters, and, therefore, an increase in the price of fuel may affect in a negative way our profitability and our cash flows. Even where the cost of fuel is ordinarily borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay, depending in part on the fuel efficiency of a particular vessel. Upon redelivery of any vessels at the end of a time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period.

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

In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has recommended an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR”. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. The use of alternative rates or the transition of our existing loan agreements from U.S. Dollar LIBOR could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

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

Insurance and Litigation Related Risks

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

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition. Please see "Item 8. Consolidated Statements and Other Financial Information—A. Legal Proceedings”.

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

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. In addition, you should not assume that courts in the country in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

The container shipping industry is both seasonal and cyclical but has shown positive demand growth in every year of its history except 2009 (the Global Financial Crisis) and 2020 (the COVID-19 pandemic). According to MSI, between 2000 and 2008, which included a period of super-cyclical growth partly fueled by a significant increase in trade with China, containerized trade grew at an annual compound rate of 9.9%. The Global Financial Crisis, from late 2008, prompted a contraction of demand, with 2009 volumes falling by around 8.0%. In 2010, demand rebounded, with volume growth of 15.3%. From 2010 through 2022, incorporating the impact of negative growth in 2020 (COVID-19), the rebound in 2021, and further negative growth in 2022 (Russia-Ukraine conflict), CAGR was 3.1%. On the supply side, between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate of 11.4%; and from 2009 through 2020 at 5.7%, as the industry digested the legacy, pre-financial crisis orderbook. In 2022, net supply is estimated to have expanded by 4.1% and, as of December 31, 2022, the containership fleet was estimated to be 5,643 ships, with an aggregate capacity of approximately 25.8 million TEU.

Weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships and container shipping services are outside our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in the patterns of global production and consumption of products transported by containerships;

•	the changing dynamics of globalization, regionalization, or re-shoring of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported, the size of containerships, the extent of trans-shipments and the competitiveness of other forms of marine transportation including dry bulk and refrigerated vessels;

•	environmental and other legal and regulatory developments;

•	the price of oil and economics of slow steaming;

•	the availability of trade finance and currency exchange rates; and

•	port and canal congestion.

The factors that influence the supply of containership capacity include:

•	the containership newbuilding orderbook;

•	the availability of financing;

•	the scrapping rate of containerships;

•	the number of containerships off-hire or otherwise idle including laid-up;

•	the price of steel and other raw materials;

•	changes in environmental and other laws and regulations that may limit the useful life of containerships;

•	the availability of shipyard capacity;

•	port and canal congestion; and

•	the extent of slow steaming.

Our ability to recharter our containerships upon the expiration of their current charters. As at December 31, 2022, but adjusted to include all charters agreed through March 10, 2023, the charter for five of our containerships, including GSL Amstel which in February 2023 we agreed to sell, either have expired or could expire before the end of the first half of 2023 and a further seven vessels have charters which may expire during the second half of 2023.

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

Public health threats, such as the coronavirus (COVID-19), influenza and other highly communicable diseases or viruses, outbreaks of which from time to time occur in various parts of the world in which we operate, including China, could adversely impact our operations and the operations of our customers. The recent pandemic of the novel COVID-19 has, among other things, caused delayed or extended drydockings, disrupted our operations from non-availability of staff and materials and significantly affect global markets, including the demand for container shipping services, and therefore charter rates and asset values.

Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the outbreak of COVID-19. The United States has announced that it will terminate the COVID-19 national emergency and public health emergency that was put in place in 2020. Notably, the Chinese government removed its zero-COVID policy in December 2022, although China is now facing a sudden surge in COVID-19 cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for our vessels may deteriorate and our operations and cash flows may be negatively impacted.

The occurrence of epidemics or an increase or resurgence in the severity or duration of COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessel and other vessels we may acquire, and ability to pay dividends.

Global Financial Market Risks

A decrease in the export and/or import of containerized cargo or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

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

We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of containerships in ports in the Asia Pacific region. Consequently, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China's GDP growth rate for the year ended December 31, 2022 was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns, which was a marked decline from 8.1%. for the year ended December 31, 2021. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future.

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

The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19, and banking crises or failures, such as the recent Silicon Valley Bank failure. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves or a new COVID-19 variant emerges. The recent lockdowns in certain cities in China resulted in port congestion, delays, temporary closures of shipyards and further continuation or expansion of these lockdowns may cause disruptions in the global economy. In addition, the continuing conflict in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Further, we may not be able to access our existing cash due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of Silicon Valley Bank (a bank unrelated to us and our activities). If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition.

The U.K.’s withdrawal from the European Union (“EU”) may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, a process that the government of the U.K. formally initiated in March 2017 (“Brexit”). The U.K. and the EU negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period was in place until December 2020, during which the U.K. remained subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. The EU-UK Trade and Cooperation Agreement (“Cooperation Agreement”) was agreed on December 24, 2020, ratified by the UK Parliament on December 30, 2020 and has been provisionally applied by the EU from December 31, 2020. There is still uncertainty as to the practical consequences of the Cooperation Agreement and its impact on the future relationship between the U.K. and the EU over the short-, medium, and long term. These developments and uncertainties have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

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

While the size of the containership orderbook has declined substantially since its peak in 2008/2009, the containership newbuilding orderbook as of December 31, 2022 represented approximately 29.4% of the total on the water fleet capacity. Further containerships are likely to be ordered. Notwithstanding scrapping, delivery of newly built containerships will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. See “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, DNV-GL & RINA, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

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

Environmental requirements, including in response to emissions reduction and decarbonization, may also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations, even if not carried as cargo.

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

From January 1, 2020, vessels must comply with the IMO mandated sulfur emission limit of 0.5% m/m on the sulfur in fuel oil used on board. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. This may be achieved by (i) using low sulfur fuel which may be at a higher cost that standard heavy fuel oil, (ii) installing scrubbers for cleaning of exhaust gas; or (iii) by retrofitting vessels to be powered by, for example, liquefied natural gas. The higher cost of low sulfur fuel is, in the first instance, borne by the vessel operator, our charterer, whereas the installation of scrubbers or retrofitting for an alternative fuel source, would in the first instance be borne by us as the vessel owner. Contrary to initial concerns, the availability of low sulfur fuel has not been an issue for the industry and, to date, the pricing spread between high- and low-sulfur fuels has been much tighter than originally anticipated. Nevertheless, costs of compliance going forward may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Maritime shipping will also be included in the Emission Trading Scheme (ETS) as of 2024 with a phase-in period. It is expected that either shipowners or operators (charterers) will need to purchase and surrender emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. As part of the phased approach shipping companies will be required to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. The person or organization responsible for the compliance with the EU ETS will be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. An ETS costs clause is also being mandated which enables the shipping company to contractually pass on costs of ETS allowances to commercial operators. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, such as the FuelEU Maritime proposal, could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015(which the United States rejoined in February 2021), which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL.

Any climate control legislation, or other regulatory initiatives that aim to reduce greenhouse gases emissions, may affect our business. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships. Among other things, these risks may include increases in the pricing of greenhouse gas emissions, new reporting regulations (such as, for example, the Corporate Sustainability Reporting Directive, which will apply from 2024), changes in legislation impacting existing products and services, costs of transitioning to lower-emission fuels and technologies, potential substitution or replacement of existing products and services, and stakeholder concerns and/or shifts in customer preferences which may have financial implications for our business and could lead us to retire existing assets prior to the end of the their currently-anticipated economic lives.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels constructed before September 8, 2017, must comply with updated standards on or after September 8, 2019, with the exact date depending on the date of the next International Oil Pollution Prevention (“IOPP”) renewal survey. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water to eliminate unwanted organisms. Ships constructed on or after September 8, 2017 have been obligated to comply with the standards on or after September 8, 2017. We currently have 57 vessels which have a ballast water management system fitted and eight vessels that do not. The costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards and the corresponding Coast Guard regulations are published. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

We are subject to certain risks relating to the inability to obtain the minimum quorum established in our Amended and Restated Articles of Incorporation and our Third Amended and Restated Bylaws for the conduct of business at shareholder meetings.

Currently, our Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws require a quorum of the majority of our common stock outstanding in order to conduct business at any meeting of shareholders (including our annual meetings of shareholders). Due to the increased size and diversified nature of our shareholder base, it has become administratively more difficult to obtain the current quorum at shareholder meetings. Preparing proxy materials, including the printing and mailing of such materials to shareholders, together with proxy solicitation in order to reach the quorum requirement, is costly. Further, adjourning shareholder meetings for failure to obtain the requisite quorum also leads to increased costs. If we are unable to obtain the minimum quorum requirement to conduct business at shareholder meetings, we may be unable to take effectively conduct certain business.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2009 through 2018 under the “publicly-traded” test. We do not believe that we were able to satisfy the “publicly-traded” test for 2019 and, consequently, we were not exempt from U.S. federal income taxation on our U.S. source gross transportation income for 2019. Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2020 through 2022, under the “publicly-traded” test. Whether we may satisfy the “publicly-traded” test depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2023 or future taxable years. See Item “10. Additional Information—E. Taxation—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the U.S. federal income tax rules related to Section 883.

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

A foreign corporation is treated as a PFIC if either (1) 75% or more of its gross income for any taxable year consists of certain types of “passive income” or (2) 50% or more of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business; income derived from the performance of services does not, however, constitute “passive income”.

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

In this regard, we have been advised by our tax advisor that the income from our time and voyage chartering activities should be classified as services income. There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations or supporting our position. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) will not assert that we are a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion.

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

If we or our vessel owning subsidiaries were considered to be a resident of the United Kingdom (or “UK”) or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 21%, 20% and 20% for the years ended March 31, 2014, 2015 and 2016, respectively, and 19% thereafter until the year ending March 31, 2023. From April 1, 2023, the main rate increases to 25% for profits above £250,000, with a small profits rate of 19% for companies with profits of £50,000 or less. Companies with profits between £50,000 and £250,000 will pay tax at the main rate, reduced by a marginal relief.

We and our vessel owning subsidiaries are centrally managed and controlled from outside the United Kingdom and have restricted activities within the United Kingdom. Certain intra-group services are provided from within the United Kingdom and UK corporate tax will be payable on the arm’s-length price for those services. The appropriate arm’s-length price in these circumstances may be subject to discussion with the UK taxing authorities.

We do not believe that we or our vessel owning subsidiaries are residents of the United Kingdom for UK tax purposes, or that we or our vessel owning subsidiaries have permanent establishments in the United Kingdom. However, because some administrative and executive services are provided to us or our vessel owning subsidiaries by a subsidiary company located in the United Kingdom and certain of our directors reside in the United Kingdom, and because UK statutory and case law does not outline specific activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we or our vessel owning subsidiaries are subject to UK corporate tax on all of our income, or on a greater portion of our income than we currently expect to be taxed. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially adversely affected.

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

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (the “OECD”) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars”. Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In the third quarter of 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. Qualifying international shipping income is exempt from many aspects of this framework. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As this framework is subject to further negotiation, final approval by the G20, and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain.

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

We were formed in 2007 pursuant to the Marshall Islands Business Corporations Act to purchase and charter back 17 containerships then owned or to be purchased by CMA CGM, at that time the third largest containership operator in the world by number of vessels. On August 14, 2008, we merged indirectly with Marathon and became listed on the NYSE on August 15, 2008.

On November 15, 2018, we completed a transformative transaction by which we acquired 20 containerships, one of which was contracted to be sold, which we refer to as the “Poseidon Transaction”. On the closing of the Poseidon Transaction, we issued as consideration 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which were converted to an aggregate of 12,955,188 Class A common shares in January 2021, and assumed debt in the amount of $509.7 million.

During 2021, we completed a series of vessel purchases, resulting in our acquisition of 23 additional vessels, and as of March 10, 2023, we owned 65 mid-sized and smaller containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax. See “Item 4. Information on the Company-B. Business Overview”.

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

On October 1, 2019, we closed our fully underwritten public offering of 7,613,788 Class A common shares, at a public offering price of $7.25 per share, for gross proceeds of approximately $55.2 million, (the “October 2019 Equity Offering”). This includes the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after deducting underwriting discounts and commissions and expenses, were approximately $50.7 million. Certain members of our executive management purchased an aggregate of 168,968 Class A common shares in the October 2019 Equity Offering at the public offering price, for which the underwriter did not receive any discount or commissions.

During the year ended December 31, 2020, we issued 184,270 Class A common shares under our 2019 Omnibus Incentive Plan (the “2019 Plan”) resulting in a total of 17,741,008 Class A common shares outstanding as of December 31, 2020.

On January 20, 2021, upon the redemption in full of our outstanding 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”), KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert an aggregate of 250,000 Series C Perpetual Convertible Preferred Shares, representing all such shares outstanding, into Class A common shares of the Company, resulting in issuance of an aggregate of 12,955,188 Class A common shares to Kelso.

On January 26, 2021, we closed our fully underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds of approximately $70.2 million, prior to deducting underwriting discounts, commissions and other offering expenses, and on February 17, 2021, we issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds we received in the January 2021 Equity Offering, after deducting underwriting discounts and commissions and expenses, were approximately $67.5 million. Following the closing of the January 2021 Equity Offering, we had 36,283,468 Class A common shares outstanding.

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

On May 10, 2021, the Board of Directors initiated a quarterly cash dividend of $0.25 per Class A Common Share, with effect from the first quarter of 2021, which increased to $0.375 per Class A common share, with effect from the first quarter of 2022.

On September 1, 2021, we announced the purchase and retirement of 521,650 Class A common shares for $10.0 million.

During the year ended December 31, 2021, 747,604 Class A common shares were issued under the 2019 Plan.

As at December 31, 2021, there were 36,464,109 Class A common shares outstanding.

In March 2022, our Board of Directors authorized our repurchase of up to $40.0 million common shares, to be utilized on an opportunistic basis (our “Share Repurchase Program). During the year ended December 31, 2022, we repurchased an aggregate of 1,060,640 Class A common shares under the Share Repurchase Program for an average purchase price of $18.87 per share, and during the period from January 1, 2023 through the date of this report, we repurchased an aggregate of 582,178 Class A common shares under the Share Repurchase Program for an average purchase price of $17.16 per share. As of the date of this report, we have remaining approximately $10.00 million available for repurchases under the Share Repurchase Program.

During the year ended December 31, 2022, 586,819 Class A common shares were issued under the 2019 Plan.

As at December 31, 2022, there were 35,990,288 Class A common shares outstanding.

 Depositary Shares

On August 20, 2014, we issued 1,400,000 Depositary Shares (the "Depositary Shares"), each of which represents 1/100th of one share of the Company's 8.75% Series B Cumulative Perpetual Preferred Shares ("Series B Preferred Shares") representing an interest in a total of 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share), priced at $25.00 per Depositary Share (NYSE:GSL-B). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per Depositary Share).

On December 29, 2022 we entered into a new At Market Issuance Sales Agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which we may offer and sell, from time to time, up to $150.0 million of our Depositary Shares (the “New Depositary Shares ATM Program”). The Depositary Shares ATM Program terminated and replaced, in its entirety, the former At Market Issuance Sales Agreement, dated December 10, 2019, that we had in place with the Agent for the offer and sale, from time to time, up to $75.0 million of our Depositary Shares, which was fully utilized (the “Initial Depositary Shares ATM Program”). As of December 31, 2021, we had issued and sold approximately 3.0 million of our Depositary Shares, representing an interest in 29,592 Series B Preferred Shares, under the Initial Depositary Shares ATM Program, and as of December 31, 2022, we have not issued or sold any Depositary Shares under the New Depositary Shares ATM Program.

As at December 31, 2022, 4,359,190 Depositary Shares were outstanding, representing an interest in 43,592 Series B Preferred Shares.

Other Recent Developments

After the period end and up to March 10, 2023, we repurchased and retired a total of 582,178 common shares during January 2023 for a total investment of approximately $10.0 million.

On February 9, 2023, we announced a dividend of $0.375 per Class A common share for the fourth quarter of 2022 to be paid on March 6, 2023 to common shareholders of record as of February 22, 2023. This follows dividends of $0.375 per Class A common share paid for the first, second and third quarters 2022.

In February 2023, we agreed to sell GSL Amstel, a 1,118 TEU feeder and non-core asset with imminent special survey and dry-docking requirements, for approximately its book value as at December 31, 2022.

 B. Business Overview

Our Fleet

The table below provides certain information about our fleet of 65 containerships as of December 31, 2022, including charters agreed up to March 10, 2023:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (ex UASC Al Khor) (1)	9,115	31,764	2015	ZIM (3)	2Q27 (3)	3Q27 (3)	65,000 (3)
Anthea Y (1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
ZIM Xiamen (ex Maira XL)(1)	9,115	31,820	2015	ZIM (3)	3Q27 (3)	4Q27 (3)	65,000 (3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	2Q25	23,000
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27 (5)	22,500 (5)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	1Q25 (6)	16,500 (6)
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q23	4Q24 (6)	18,900 (6)
GSL Grania	7,847	29,190	2004	Maersk	3Q23	1Q25 (6)	17,750 (6)
Mary (1)	6,927	23,424	2013	CMA CGM (7)	4Q28	1Q31 (7)	25,910 (7)
Kristina (1)	6,927	23,421	2013	CMA CGM (7)	3Q29	3Q31 (7)	25,910 (7)
Katherine (1)	6,927	23,403	2013	CMA CGM (7)	1Q29	2Q31 (7)	25,910 (7)
Alexandra (1)	6,927	23,348	2013	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Alexis (1)	6,882	23,919	2015	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Olivia I (1)	6,882	23,864	2015	CMA CGM (7)	2Q29	2Q31 (7)	25,910 (7)
GSL Christen	6,840	27,954	2002	Maersk	3Q23	1Q24	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (8)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (8)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (8)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (8)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (8)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (8)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (8)
Tasman	5,936	25,010	2000	Maersk	4Q23	1Q24	20,000 (9)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500 (10)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28	36,500 (10)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (10)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (10)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Confidential (12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	25,350 (12)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	25,350 (12)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	25,350 (12)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	38,875
GSL Alice	3,421	16,543	2014	CMA CGM	1Q23	2Q23	21,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	2Q23	3Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	35,600 (13)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,500
GSL Lalo	2,824	11,950	2006	ONE (14)	1Q24	2Q24	18,500 (14)
GSL Mercer	2,824	11,970	2007	ONE	4Q24	2Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	3Q24	21,500
GSL Elizabeth	2,741	11,507	2006	ONE	2Q23	3Q23	18,750 (15)
Beethoven tbr GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Westwood (Swire)	1Q24	2Q24	19,250 (16)
Maira	2,506	11,453	2000	Hapag-Lloyd	3Q23	4Q23	14,450 (17)
Nikolas	2,506	11,370	2000	CMA CGM	1Q24	1Q24	16,000(18)
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000
GSL Amstel*	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900

*	Vessel sold.

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)	In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Off-hire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.
(3)	ZIM Norfolk (ex UASC Al Khor) & ZIM Xiamen (ex Maira XL). On November 22, 2021 we announced the forward fixture of these two ships, upon the expiry of their then-existing charters in the second and third quarters of 2022, respectively, for approximately five years each at a charter rate of $65,000 per day.
(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)	GSL Ningbo chartered to MSC at $22,500 per day to July 2023. Thereafter, the charter has been extended by 48 to 52 months, at a confidential rate.
(6)	GSL Eleni (delivered 2Q 2019) is chartered for five years; GSL Kalliopi (delivered 4Q 2019) and GSL Grania (delivered 3Q 2019) are chartered for three years plus two successive periods of one year each, at the option of the charterer. For GSL Kalliopi and GSL Grania the first option periods were exercised in May 2022. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively. These new rates were applied from 3Q 2022 for GSL Grania and 4Q 2022 for GSL Kalliopi.
(7)	Mary, Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charters are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately late 2023 and late 2024, at a confidential rate.
(8)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey.
(9)	Tasman. 12-month extension at charterer’s option was declared in May 2022, at an increased rate of $20,000 per day. The new rate applied from 3Q 2022.
(10)	GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.
(11)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(12)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America. In July 2022, these four vessels were each forward fixed for five years +/- 45 days at confidential charter rates. The new charter for GSL Susan commenced in 4Q 2022, while the remaining charters are scheduled to commence towards the end of 1Q 2023.
(13)	GSL Valerie. Chartered to ZIM at an average rate of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.
(14)	GSL Lalo. Chartered to MSC at $17,500 per day for a period of 14 to 16 months, upon expiry of the preceding charter in 1Q 2023;
(15)	GSL Elizabeth. Charter extended to ONE at $18,750 per day for a period of four to seven months, commencing late 4Q 2022;
(16)	GSL Maren. Charter extended to Westwood (Swire) for a period of 11 to 14 months, commencing at the end of 1Q 2023 at a rate of $17,200 per day for the first 2 months and for the remaining period at a rate of $18,200.
(17)	Maira. Charter extended for four to 6.5 months, commencing at the end of 2Q 2023 at a rate of $17,750 per day.
(18)	Nikolas. Charter extended for 10 to 12 months, at a daily rate of $16,750, commencing 1Q23.

 Fleet Development

As of December 31, 2022, our fleet consisted of 65 containerships with an aggregate capacity of 342,348 TEU and a TEU-weighted average age of approximately 15.9 years.

Vessel Acquisitions

In 2021, we purchased a total of 23 vessels.

We purchased seven containerships of approximately 6,000 TEU each (the “Seven Vessels”) for an aggregate purchase price of $116,000. At the time of the transaction, we had agreed charters for all seven ships to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option; for two vessels these new charters commenced in the fourth quarter 2021, upon completion of pre-existing short charters. Four vessels were delivered in April 2021, two in May 2021 and the seventh vessel in July 2021.

We purchased 12 containerships from Borealis Finance LLC for an aggregate purchase price of $233,890 (the “Borealis Fleet”), of which $35.0 million was paid in the form of debt with the issuance of our 8.00% Senior Unsecured Notes due 2024 (“2024 Notes”) to the sellers.

At the time of the transaction, the ships were all on charter with leading liner operators, with remaining charter durations of three to 25 months. The 12 vessels in the Borealis Fleet were delivered to us in July 2021. Four 5,470 TEU Panamax containerships (the “Four Vessels”) for an aggregate purchase price of $148,000. On delivery, the ships were chartered to Maersk Line operator for a firm period of three years, followed by a three-year extension at charterer’s option. Three vessels were delivered in September 2021 and the fourth vessel in October 2021.

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

Right of First Refusal

Pursuant to the terms of the one remaining initial time charter with CMA CGM, the charterer has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell it during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of the vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest. Under two other charters, CMA CGM has the right to participate in any competitive sales process for the underlying vessels undertaken either during, or at the end of, the corresponding charter period.

 Off-hire

Under a time charter, when the vessel is not available for service, and is “off-hire”, the charterer generally is not required to pay charter hire (unless the charterer is responsible for the circumstances giving rise to the ship’s unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. Additionally, in many cases the charterer has the option to extend the latest redelivery date by the off-hire days. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, including:

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

Management of Our Fleet

Our management team supervises the day-to-day technical ship management of our vessels which is provided mainly by Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner. The technical management of six vessels  is provided by a separate third party ship manager. As of December 31, 2022, all of our vessels were commercially managed by Conchart, a company of which our Executive Chairman is the sole beneficial owner.

Technical Management

Technomar provides us with all day-to-day technical ship management services, pursuant to a technical management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “TTMA”), for all but six of our vessels, where technical and crew management services are provided by a separate third-party ship manager.

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

During the year ended December 31, 2022, we paid Technomar a daily management fee of Euro 715 (Euro 750 from January 1, 2023), per vessel, payable in U.S. dollars, which, in addition to the technical ship management services noted above, includes administrative support services provided to us including accounting and financial reporting, treasury management and legal services. Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions—Ship Management Agreements”.

A separate third-party ship manager provides technical and crew services for the six  Third-Party Managed Vessels. We paid $200,000 per vessel for technical management services and $4,000 per month per vessel for crew services for these vessels. The minimum contract period is two years from each vessel’s delivery date, with the second year being subject to certain performance parameters of the manager. The management agreements with the third-party managers may be terminated by either party by giving two months’ written notice with termination to be effective no sooner than the expiry of the minimum term. A termination payment of a one month fee is payable if the management agreement is terminated by either party.

In addition, each of our vessel-owning subsidiaries for the six Third-Party Managed Vessels has entered into a Supervision Agreement with Technomar, pursuant to which Technomar supervises the third-party manager in order to ensure the services are fulfilled as required under the third party management agreements. In addition, Technomar undertakes the provision of Technical, Drydock, Insurance, Freight and Claims Handling Services as well as accounting, administrative & support services. The terms of the Supervision Agreements are similar in substance, mutatis mutandis, to the terms of our existing Technical Management Agreements with Technomar. Pursuant to the Supervision Agreements, we pay a supervision fee of $150 per day per vessel ($157.5 from January 1, 2023), which, subject to the vessel-owning subsidiary’s approval, may be increased every January 1 by not more than 2.5%. The minimum duration is from the delivery date of each vessel to us until the earlier of either (i) the termination of the third party management agreement or (ii) the lapse of 24 calendar months from the delivery date in which case the Supervision Agreement automatically converts to a Technomar technical management agreement under agreed terms as per our existing Technomar management agreements, with a minimum duration until September 30, 2026, and for GSL Suzan where the minimum duration is December 2, 2027, and with the first budget to be agreed on the date of conversion.

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

The commercial management of all of our vessels is provided by Conchart pursuant to a commercial management agreement with respect to each of our vessels (as amended from time to time, the “CCMA”). Under each CCMA, we have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture. No commission is payable on any charter of a vessel in our fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to Conchart for any extension of such charters after March 31, 2021. The CCMA also provides for Conchart to be the named broker in each memorandum of agreement (or equivalent agreement) for the sale of all vessels and purchase of some vessels, at a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel. The CCMA, with respect to a vessel, has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the vessel serves as collateral, unless terminated earlier in accordance with the provisions of the CCMA. We expect that additional vessels that we may acquire in the future will also be managed under a CCMA on substantially similar terms. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions—Ship Management Agreements”.

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

Pursuant to a Brokerage Services Agreement dated February 21, 2020 among the Company, each vessel owning subsidiary and GSL Enterprises Ltd (“GSL Enterprises”), GSL Enterprises has been engaged by the Company and the vessel owning subsidiaries to provide various brokerage, administrative and other services. GSL Enterprises receives a base fee of $1,300 per month per vessel plus supplemental fees. The Brokerage Services Agreement can be terminated by mutual agreement at any time or by either party in case of the other party’s breach of the terms of the agreement.

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

 The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking.

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Thalassa	RINA	Jul-27
ZIM Norfolk (ex UASC Al Khor)	DNV-GL & RINA	Jun-30
Anthea Y	DNV-GL & RINA	Mar-28
ZIM Xiamen (ex Maira XL)	DNV-GL & RINA	Aug-25
MSC Tianjin	RINA	Mar-25
MSC Qingdao	Bureau Veritas	Apr-24
GSL Ningbo	Bureau Veritas	May-24
GSL Eleni	DNV-GL	Jul-24
GSL Kalliopi	DNV-GL	Oct-24
GSL Grania	DNV-GL	Sep-24
Mary	RINA	Nov-25
Kristina	DNV-GL	Jul-25
Katherine	RINA	Apr-25
Alexandra	RINA	Aug-25
Alexis	DNV-GL & RINA	Jan-25
Olivia I	DNV-GL & RINA	Feb-25
GSL Christen	RINA	Dec-27
GSL Nicoletta	RINA	Apr-23
CMA CGM Berlioz	Bureau Veritas	Jul-26
Agios Dimitrios	Bureau Veritas	Sep-25
GSL Vinia	Bureau Veritas	Oct-24
GSL Christel Elisabeth	Bureau Veritas	Sep-24
GSL Dorothea	RINA	May-26
GSL Arcadia	DNV-GL	Dec-25
GSL Violetta	DNV-GL	Aug-25
GSL Maria	RINA	Dec-26
GSL MYNY	DNV-GL	Oct-25
GSL Melita	RINA	May-26
GSL Tegea	RINA	Jun-26
Tasman	Bureau Veritas	Jan-25
ZIM Europe	Bureau Veritas	May-25
Ian H	Bureau Veritas	Jul-25
GSL Tripoli	RINA	Apr-23
GSL Kithira	RINA	Jan-28
GSL Tinos	RINA	Jun-23
GSL Syros	RINA	In progress
Dolphin II	Bureau Veritas	Jan-27
Orca I	Bureau Veritas	Nov-26
CMA CGM Alcazar	Bureau Veritas	Nov-27
GSL Château d’If	Bureau Veritas	Dec-27
GSL Susan	RINA	Jun-23
CMA CGM Jamaica	DNV-GL	Aug-26
CMA CGM Sambhar	RINA	Jul-26
CMA CGM America	RINA	Sep-26
GSL Rossi	RINA	Dec-27
GSL Alice	RINA	Mar-29
GSL Eleftheria	RINA	Jun-28
GSL Melina	RINA	Dec-28
GSL Valerie	DNV-GL	Jun-25
Matson Molokai	RINA	Feb-25
GSL Lalo	RINA	Jun-26
GSL Mercer	RINA	May-27
Athena	RINA	May-23
GSL Elizabeth	RINA	Mar-26
Beethoven tbr GSL Chloe	RINA	Jan-25
GSL Maren	RINA	Mar-24
Maira	RINA	Aug-25
Nikolas	RINA	Aug-25
Newyorker	RINA	Jan-26
Manet	Bureau Veritas	Oct-26
Keta	Bureau Veritas	Nov-26
Julie	Bureau Veritas	May-23
Kumasi	Bureau Veritas	Feb-27
GSL Amstel	RINA	Oct-23
Akiteta	Bureau Veritas	Jan-27

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.

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

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. The IMO has adopted international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap (currently 0.1%) on the sulfur content applicable inside Emission Control Areas, or ECAs. Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Recently at the MEPC78, the IMO approved a proposal for a new ECA in the Mediterranean to apply from 1 July 2025. Other areas in China are subject to local regulations that impose stricter emission controls. Additional geographical areas may be designated as ECAs in the future. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

 Annex VI establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide (also known as NECAs) for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021. Additional ECAs could be established in the future.

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

The IMO has also adopted technical and operational measures aimed at reducing greenhouse gas emissions from vessels. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. The IMO now requires ships of 5,000 gross tonnage, or grt, or more to record and report their fuel consumption to their flag state at the end of each calendar year. The IMO plans to use this data to adopt an initial greenhouse gas emissions reduction strategy.

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur on a fault or strict-liability basis. We believe our vessels comply with the Bunker Convention. Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments became effective on June 1, 2022. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

The IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention,” prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels and requires vessels over 400 grt engaged in international voyages to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time, or subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, MEPC 75 approved draft amendments to the Anti-fouling Convention will come into effect and will include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. The amendments require ships to remove this substance, or apply a coating to anti-fouling systems with this substance at the next scheduled renewal of the anti-fouling system after January 1, 2023. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the “waters of the United States” and regulating quality standards for surface waters. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA imposes strict liability in the form of penalties for any unauthorized discharges, and substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of waters of the United States (“WOTUS”), thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, and will become effective on March 20, 2023. The revised WOTUS rule replaces the 2020 Navigable Waters Protection Rule and generally reflects an expansion of the CWA jurisdiction.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP. Under the U.S. National Invasive Species Act, or NISA, newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels, are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

European Union Requirements

In waters of the EU, our vessels are subject to regulation by EU-level legislation, including directives implemented by the various member states through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions (Directive 2009/16 of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

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

The EU has adopted a regulation (EU Ship Recycling Regulation (1257/2013) which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The regulation seeks to facilitate the ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009. The regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The regulation entered into force on December 30, 2013, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

  The EU is considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements (as described above in respect of the EU Ship Recycling Regulation (1257/2013), promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The European Maritime Safety Agency has been established to provide technical support to the EU Commission and member states in respect of EU legislation pertaining to maritime safety, pollution and security. The EU, any individual country or other competent authority may adopt additional legislation or regulations applicable to us and our operations.

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

The IMO, EU, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU recently agreed on a Directive on the inclusion of shipping in the EU Emissions Trading System.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 76, the IMO adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions, as discussed further below.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that would affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal to that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal. The supplemental proposal would reduce of methane emissions between 2023 and 2030 by approximately 87 percent compared to emissions from this sector in 2005 and the EPA anticipates issuing a final rule by the end of 2023. If these new regulations are finalized, they could affect our operations.

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

C. Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each of our vessels is owned by a separate wholly-owned subsidiary. 23 vessels are owned by companies incorporated in Marshall Islands; one of them is under sale and leaseback transaction and while the disponent owner is a Marshall Island company, its registered owner is a Hong Kong non GSL company. 42 vessels are owned by companies incorporated in Liberia; five of them are under sale and leaseback transactions and while the disponent owners are Liberian companies, their registered owners are Hong Kong (four) and Liberia (one) non GSL companies. In addition, GSLS, a company incorporated in England and Wales and which is directly wholly owned by the holding company, and GSL Enterprises Ltd., a Marshall Islands corporation which has established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967), provide certain administrative services to the group.

A list of our subsidiaries and their respective countries of incorporation is provided as Exhibit 8.1 to this Annual Report on Form 20-F.

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in “Item 4. Information on the Company—B. Business Overview.” The vessels are affected by environmental and other regulations. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.” Certain of our vessels serve as security under our debt agreements. See “Item 5. Operating and Financial Review—B. Liquidity and Financial Resources —Indebtedness”. We do not own any real property.

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

As of December 31, 2022, we owned 65 vessels, with a total capacity of 342,348 TEU with an average age, weighted by TEU capacity, of 15.9 years.

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

As at December 31, 2022 and as adjusted to include new charters agreed through March 10, 2023, the average remaining term of our charters at December 31, 2022, to the mid-point of redelivery, including options under our control, was 2.7 years on a TEU-weighted basis. The time charters for five of our 65 containerships, including GSL Amstel which has been agreed in February 2023 to be sold, either have expired or could expire before the end of the first half of 2023, and a further seven vessels have charters that could expire during the second half of 2023. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

The container shipping industry suffered a cyclical downturn as a result of the Global Financial Crisis in 2008—2009 and many container shipping companies reported substantial losses. Financial performance of container shipping companies subsequently improved however, the industry remained under pressure due to oversupply of container ship capacity. 2020 saw a substantial downturn, triggered by the global COVID-19 pandemic.While the industry has recovered markedly, commencing late 2020 with volumes, freight rates, charter rates and vessel values all increasing substantially, the market is currently faced with macro headwinds (primarily due to the conflict in Ukraine and elevated inflation) and negative sentiment, which is placing downward pressure on consumer demand, and as a result, the container shipping industry.

Charter payments have been received on a timely basis and, as of December 31, 2022, charterhire was up-to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Selected Financial Information and Other Data

The following table sets forth our selected consolidated financial and other data as of and for the years ended December 31, 2022, 2021, 2020, 2019 and 2018. Consolidated financial data is derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income and statements of cash flows for the years ended December 31, 2022, 2021 and 2020 and our audited consolidated balance sheets as of December 31, 2022 and 2021, together with the notes thereto, are included in this Annual Report. Our audited consolidated statements of income and cash flows for the years ended December 31, 2019 and 2018 and our audited consolidated balance sheets as of December 31, 2020, 2019, and 2018, and the notes thereto, are not included herein.

	2022	2021	2020	2019	2018 (1)
	(Expressed in millions of U.S. dollars, except for per share data)
Statement of Income
Operating revenues:
Time charter revenue	$ 645.6	$ 448.0	$ 282.8	$ 261.1	$ 157.1
Operating expenses:
Vessel operating expenses	(167.4)	(130.3)	(102.8)	(87.8)	(49.3)
Time charter and voyage expenses	(21.2)	(13.1)	(11.2)	(9.0)	(1.6)
Depreciation and amortization	(81.3)	(61.6)	(47.0)	(43.9)	(35.5)
General and administrative expenses	(18.5)	(13.2)	(8.4)	(8.8)	(9.2)
Impairment of vessels	(3.0)	—	(8.5)	—	(71.8)
Gain/(Loss) on sale of vessels	—	7.8	(0.2)	—	—
Total operating expenses	(291.4)	(210.4)	(178.1)	(149.5)	(167.4)
Operating Income / (Loss)	354.2	237.6	104.7	111.6	(10.3)
Non-operating income/(expenses)
Interest income	2.5	0.4	1.0	1.8	1.4
Interest and other finance expenses	(75.3)	(69.2)	(65.4)	(75.0)	(48.7)
Other income, net	1.8	2.8	1.3	1.5	0.3
Fair value adjustment on derivative asset	9.7	—	—	—	—
Income / (Loss) before income taxes	292.9	171.6	41.6	39.9	(57.3)
Income taxes	0.0	(0.1)	(0.0)	(0.0)	0.0
Net Income / (Loss)	292.9	171.5	41.6	39.9	(57.3)
Earnings allocated to Series B Preferred Shares	(9.5)	(8.3)	(4.0)	(3.1)	(3.1)
Net Income / (Loss) available to common shareholders (2)	283.4	163.2	37.6	36.8	(60.4)
Net Earnings / (Loss) per Class A common share in $
Basic	7.74	4.65	1.23	1.48	(7.42)
Diluted	7.62	4.60	1.22	1.48	(7.42)
Weighted average number of Class A common shares outstanding
Basic in millions	36.6	35.1	17.7	11.9	6.5
Diluted in millions	37.2	35.5	17.8	11.9	6.5
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	Nil	Nil	Nil	0.9
Dividend per Class A common share in $	50.5	27.9	—	—	—
Statement of cash flow
Net cash provided by Operating Activities	351.9	267.1	104.4	93.3	47.7
Net cash (used in)/provided by Investing Activities	(34.3)	(482.2)	(39.6)	(99.9)	24.3
Net cash (used in)/provided by Financing Activities	(243.3)	318.4	(120.1)	64.1	(55.2)
Balance sheet data (at year end)
Total current assets	237.0	143.4	98.6	161.9	99.0
Vessels in operation	1,623.3	1,682.8	1,140.6	1,155.6	1,112.8
Total assets	2,106.2	1,994.1	1,274.2	1,351.8	1,233.5
Debt (current and non-current portion), net	934.4	1,070.5	769.5	896.9	877.2
Class A and B common shares	0.4	0.4	0.2	0.2	0.1
Shareholders’ equity	966.5	712.6	464.7	406.4	316.4
Other data
Number of vessels in operation at year end	65	65	43	43	38
Ownership days	23,725	19,427	16,044	14,326	7,675
Utilization	95.5%	94.3%	93.0%	94.4%	98.7%
(1)	On November 15, 2018, we completed the Poseidon Transaction. The consideration given was 3,005,603 Class A common shares and 250,000 Series C perpetual convertible preferred shares of par value $0.01 (the “Series C Preferred Shares”). On January 20, 2021, all 250,000 Series C Preferred Shares were converted into an aggregate of 12,955,188 Class A common shares.

(2)	On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this Annual Report give effect to the reverse stock split retroactively, for all periods presented.

 Results of Operations

Year ended December 31, 2022 compared to Year ended December 31, 2021

	Year ended December 31,
	2022	2021
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$ 645.6	$ 448.0
Operating Expenses
Vessel operating expenses	(167.4)	(130.3)
Time charter and voyage expenses	(21.2)	(13.1)
Depreciation and amortization	(81.3)	(61.6)
Impairment of vessel	(3.0)	—
General and administrative expenses	(18.5)	(13.2)
Gain on sale of vessels	—	7.8
Total operating expenses	(291.4)	(210.4)
Operating Income	354.2	237.6
Non-Operating Income / (Expenses)
Interest income	2.5	0.4
Interest and other finance expenses	(75.3)	(69.2)
Other income, net	1.8	2.8
Fair value adjustment on derivative asset	9.7	—
Income taxes	0.0	(0.1)
Net Income	292.9	171.5
Earnings allocated to Series B Preferred Shares	(9.5)	(8.3)
Net Income available to Common Shareholders	$ 283.4	$ 163.2

Operating Revenues

Operating revenues reflect income under fixed rate time charters and were $645.6 million in the year ended December 31, 2022, an increase of $197.6 million, or 44.1%, from operating revenues of $448.0 million for 2021. The increase is principally due to (i) a 22.1% increase in ownership days, due to the net acquisition of 22 vessels in 2021, resulting in 23,725 ownership days in 2022, compared to 19,427 in 2021, (ii) increased revenue on charter renewals at higher rates on eight vessels since the beginning of 2022 and the full year effect of eight charter renewals at higher rates effective in 2021, and (iii) a decrease of planned off-hire from 752 days in 2021 to 581 days in 2022 offset by (i) $4.3 million reduction in the credit from amortization of intangible liabilities arising on below-market charters attached to vessels, (ii) 5.0 million due to the modification of time charter contracts with a direct continuation at a different rate with the same charterer and (iii) an increase in unplanned off-hire days from 260 in 2021 to 460 days in 2022.

There were 1,041 days off-hire through the year, including 581 days for 26 planned vessel upgrades, 12 completed regulatory drydockings and one in progress as at December 31, 2022. Utilization for 2022 was 95.5%. In 2021, utilization was 94.3%.

Total Operating Expenses

Total operating expenses totaled $291.4 million (or 45.1% of operating revenues). Total operating expenses totaled $210.4 million for the year ended December 31, 2021 (or 47.0% of operating revenues).

Total operating expenses is primarily comprised of:

•	Vessel Operating Expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $167.4 million for the year ended December 31, 2022 (or 25.9% of operating revenues) compared to $130.3 million for the year ended December 31, 2021 (or 29.0% of operating revenues). Ownership days in 2022 were 23,725, up 22.1% on 19,427 of 2021. The increase was mainly due to the net increase of 22 vessels in 2021, 17 of which were delivered after June 30, 2021, increased crew expenses due to higher salaries and crew travel expenses and increased insurance costs. The average cost per ownership day was $7,058, up $351, (or 5.2%), from $6,707 for 2021.

•	Time Charter and Voyage Expenses: Time charter and voyage expenses, which comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous costs associated with a ship’s voyage for the owner’s account, were $21.2 million for the year ended December 31, 2022 (or 3.3% of operating revenues) compared to $13.1 million for the year ended December 31, 2021 (or 2.9% of operating revenues). The increase was mainly due to the net increase of 22 vessels in 2021, 17 of which were delivered after June 30, 2021, increased commissions on charter renewals at higher rates and additional voyage administration costs. The average cost per ownership day was $892, up $218, (or 32.3%), from $674 for 2021.

•	Depreciation and Amortization: Depreciation and Amortization was $81.3 million (or 12.6% of operating revenues) for the year ended December 31, 2022, up from $61.6 million (or 13.7% of operating revenues) in 2021. The increase was mainly due to the net increase of 22 vessels in 2021, 17 of which were delivered after June 30, 2021 and the 12 drydockings that were completed in 2022.

•	Impairment of Vessel-Gain on Sale of Vessel: An impairment loss of $3.0 million was recorded in the fourth quarter of 2022 on one vessel, which subsequent to the year end we have agreed to sell. As at December 31, 2021, there were no events or changes in circumstances which indicated that the carrying amounts of any of our vessels may not be recoverable and therefore no impairment was charged. The 2001-built, 2,272 TEU containership, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million.

•	General and Administrative: General and administrative expenses were $18.5 million (or 2.9% of operating revenues) in the year ended December 31, 2022, and were $13.2 million (or 2.9% of operating revenues) for 2021. The increase was mainly due to the non-cash effect of stock-based compensation expenses due to vesting recorded in 2022. The average cost per ownership day was $781 for the year ended December 31, 2022, up $99, compared to $682 per day for the year ended December 31, 2021.

Operating Income

As a consequence of all preceding items, operating income was $354.2 million for the year ended December 31, 2022 compared to an operating income of $237.6 million for the year ended December 31, 2021.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2022 was $2.5 million compared to $0.4 million for the year ended December 31, 2021 with the increase being mainly due to net increase in cash and cash equivalents deposited in time deposits during 2022.

Interest and other finance expenses

Interest and other finance expenses for the year ended December 31, 2022 were $75.3 million, an increase of $6.1 million, or 8.8%, on the interest and other finance expenses for the comparative period, of $69.2 million, although total debt decreased by a net amount of $136.1 million year on year or 12.5%. The increase in interest and other finance expenses was mainly due to a prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility, $0.6 million premium paid on the redemption in April of $28.5 million of the 2024 Notes, a $1.8 million premium paid on the full redemption of our 2024 Notes in July 2022, the associated non-cash write off of deferred financing charges of $2.1 million and acceleration of premium amortization of $1.3 million and a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of the Blue Ocean Junior Credit Facility compared to $5.8 million premium paid on the redemption in full of the 2022 Notes in January 2021 plus the acceleration of deferred financing charges of $3.7 million, and the acceleration of amortization of original issue discount associated with the redemption of the 2022 Notes of $1.1 million plus the prepayment fee of $1.6 million paid on the partial repayment of the Blue Ocean Junior Credit Facility, plus the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of the Odyssia Credit Facilities, plus a prepayment fee of $0.2 million on the repayment of Hayfin Facility.

Other income, net

Other income, net represents miscellaneous revenue mainly from sundry recharges to charterers under our time charters. In the year ended December 31, 2022, other income, net was $1.8 million, down from $2.8 million in 2021.

Income Taxes

Income taxes for the years ended December 31, 2022 and 2021 were not material as our vessel owning subsidiaries were subject to taxation based on tonnage rather than profits.

Net Income

For the year ended December 31, 2022, net income was $292.9 million, compared to a net income of $171.5 million for the year ended December 31, 2021.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $109.0 million of Series B Preferred Shares outstanding as at December 31, 2022, are presented as a reduction of net income, as and when declared by the Board of Directors. These dividends totaled $9.5 million and $8.3 million for each of the years ended December 31, 2022 and 2021, respectively.

Net Income Available to Common Shareholders

Net income available to common shareholders for the year ended December 31, 2022 was $283.4 million, compared to a net income available to common shareholders of $163.2 million for the year ended December 31, 2021.

Year ended December 31, 2021 compared to Year ended December 31, 2020

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” contained in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 24, 2022.

B. Liquidity and Capital Resources

Liquidity, working capital and dividends

Overview

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. 12 drydockings were completed in 2022 for regulatory reasons and 26 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 581 days of off-hire, was $34.7 million. 11 drydockings were completed in 2021 for regulatory reasons and 11 for vessel upgrades, the total cost of which, excluding the effect of the associated 752 days of off-hire, was $28.3 million. The average cost of the 23 drydockings completed on vessels in the current fleet between January 2021 and December 2022 was $1.9 million with an average loss of revenue of $1.2 million while the relevant vessel was off-hire. The average cost for vessel upgrades due to commercial reasons was $0.4 million.

We have included a schedule of the next anticipated drydocking date for each of our vessels in “Item 4. Information on the Company—B. Business— Inspection by Classification Societies.” In future years there will be incremental costs for compliance with ballast water management regulations and with emission control regulations should we decide, in conjunction with our relevant charter, to retrofit scrubbers on our vessels. See “Item 4. Information on the Company—B. Business—Environmental and Other Regulations”.

The main factor affecting cash flow in a period is the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance, proceeds from any asset sales, costs of any asset purchases, the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, amortization of our debt including the 2027 Secured Notes, financings and refinancings, purchases of our Class A common shares, for which the Board of Directors authorized $40.0 million in March 2022, and dividends paid on our Class A common shares and Series B Preferred Shares.

At December 31, 2022, we had $949.5 million of debt outstanding, consisting of $336.9 million under our 2027 Secured Notes which carry interest at the fixed rate of 5.69%, $470.9 million under our other credit facilities and $141.7 million under sale and leaseback financing transactions which have floating interest rates at LIBOR plus a weighted average margin of approximately 3.04%. Assuming LIBOR of 0.75%, quarterly interest on total gross debt at December 31, 2022, without taking into account amortization or any interest rate hedges, would amount to approximately $10.8 million.

Our credit facilities require that we maintain $20.0 million minimum liquidity at each quarter end on group basis.

We intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares based on the amount outstanding as of December 31, 2022 on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. We paid dividends of $0.375 per Class A common share for the first, second, third and fourth quarter of 2022.

Other than costs for drydockings and compliance with environmental regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2022, we had $278.5 million in cash and cash equivalents, including restricted cash and time deposits. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

Our floating rate debt is represented by drawings under a number of secured credit facilities. In December 2021, we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026 on $484.1 million of floating rate debt and in February 2022 we entered into USD one-month LIBOR interest rate caps of 0.75% though fourth quarter of 2026 on $507.9 million of floating rate debt to hedge our cash flows. We would not enter into derivatives for trading or speculative purposes.

The table below shows our consolidated cash flows for each of the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
	(in millions of U.S. dollars)
Cash flows from operating activities
Net income	$ 292.9	$ 171.5	$ 41.6
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	81.3	61.6	47.0
Impairment of vessels	3.0	—	8.5
(Gain)/loss on sale of vessel	—	(7.8)	0.2
Amounts reclassified from OCI	(1.1)	—	—
Amortization of derivative assets premium	1.1	—	—
Amortization of deferred financing costs	11.2	8.3	4.1
Amortization of original issue premium of notes/premium on repurchase of notes	0.8	8.6	3.3
Amortization of intangible liabilities-charter agreements	(41.2)	(45.4)	(0.5)
Fair value adjustment on derivative asset	(9.7)	—	—
Prepayment fees on debt repayment	15.2	3.2	—
Share based compensation	10.1	3.5	2.0
Movement in working capital	(11.7)	63.6	(1.8)

Net cash provided by operating activities	351.9	267.1	104.4
Cash flows from investing activities
Acquisition of vessels and intangibles	—	(463.7)	(23.1)
Net proceeds from sale of vessels	—	16.5	6.9
Cash paid for vessel expenditures	(5.5)	(4.6)	(4.1)
Advances for vessel acquisitions and other additions	(3.8)	(3.3)	(4.5)
Cash paid for drydockings	(24.4)	(19.2)	(14.8)
Time deposits acquired	(0.6)	(7.9)	—

Net cash used in investing activities	(34.3)	(482.2)	(39.6)
Cash flows from financing activities
Proceeds from issuance of 2024 Notes	—	22.7	20.1
Deferred financing costs paid	(9.7)	(13.8)	(1.2)
Repayment of refinanced debt, including prepayment fees	(276.7)	(152.8)	(44.4)
Proceeds from 2027 Secured Notes	350.0	—	—
Repurchase of 2024 Notes, including premium	(119.9)	—	—
Repurchase of 2022 Notes, including premium	—	(239.2)	(92.0)
Proceeds from drawdown of credit facilities and sale and leaseback	60.0	744.5	47.0
Repayment of credit facilities and sale and leaseback	(167.0)	(115.5)	(64.3)
Net proceeds from offering of Class A common shares, net of offering costs	—	67.5	—
Cancellation of Class A common shares	(20.0)	(10.0)	—
Proceeds from offering of Series B preferred shares, net of offering costs	—	51.2	18.7
Class A common shares-dividend paid	(50.5)	(27.9)	—
Series B preferred shares – dividends paid	(9.5)	(8.3)	(4.0)

Net cash (used in)/provided by financing activities	(243.3)	318.4	(120.1)

Net increase/(decrease) in cash and cash equivalents and restricted cash	74.3	103.3	(55.3)
Cash and cash equivalents and restricted cash at beginning of the year	195.6	92.3	147.6

Cash and cash equivalents and restricted cash at end of the year	$ 269.9	$ 195.6	$ 92.3

Year ended December 31, 2022 compared to Year ended December 31, 2021

Net cash provided by operating activities was $351.9 million for the year ended December 31, 2022 reflecting mainly net income of $292.9 million, adjusted for depreciation and amortization of $81.3 million, impairment loss of $3.0 million, amounts reclassified from OCI of $1.1 million, amortization of derivative assets premium of $1.1 million, amortization of deferred financing costs and original issue premium of $12.0 million, amortization of intangible liabilities of $41.2 million, share-based compensation of $10.1 million, fair value adjustment on derivative asset of $9.7 million, prepayment fees on debt repayment of $15.2 million plus movements in working capital, including deferred revenue, of $11.7 million. During the year ended December 31, 2022, the Company has made reclassifications to the prior year statement of cash flows to correct and reclassify debt premiums paid from operating outflows to financing outflows which resulted in a decrease in operating outflows and increase in financial outflows of $3.2 million for the year ended December 31, 2021. The Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were not material to any previously issued annual financial statements.

Net cash provided by operating activities for the year ended December 31, 2021 at $267.1 million was $162.7 million higher than in 2020 mainly due to net income up by $129.9 million, $14.6 million increase in depreciation and amortization expense as a consequence of the net acquisition of 22 vessels in 2021, movement in working capital $65.4 million higher in 2021 mainly due to increase in deferred revenue, offset by $44.9 million increase in amortization of intangible liabilities arising on below-market charters attached to vessel additions and $7.8 million gain on sale of vessels.

Net cash used in investing activities for the year ended December 31, 2022 was $34.3 million, including $9.3 million vessel additions and other advances, $24.4 million paid for drydockings and $0.6 million cash in time deposits acquired.

Net cash used in investing activities for the year ended December 31, 2021 was $482.2 million, including $463.7 million for the purchase of 23 ships, 7.9 million vessel additions and other advances, $19.2 million paid for drydockings, $16.5 million proceeds from sale of one vessel and $7.9 million cash in time deposits withdrawal.

Net cash used in financing activities for the year ended December 31, 2022 was $243.3 million, including $9.7 million deferred financing costs paid, $276.7 million repayment of refinanced debt, $119.9 million used for the full optional redemption of our 2024 Notes, $167.0 million repayment of credit facilities, $20.0 million purchase and retirement of 1,060,640 Class A common shares, $50.5 million dividends paid on our Class A common shares, $9.5 million dividends paid on our Series B Preferred Shares offset by $60.0 million drawdown of new credit facilities and $350.0 million proceeds from our 2027 Secured Notes.

Net cash provided by financing activities for the year ended December 31, 2021 was $318.4 million, including $22.7 million net proceeds from issuing our 2024 Notes under our at-the market issuance program in effect at that time for the 2024 Notes, $744.5 million drawdown of new credit facilities, $51.2 million net proceeds from issuing Series B Preferred Shares under our Initial Depositary Shares ATM Program, $67.5 million net proceeds from issuance of Class A common shares, $10.0 million purchase and retirement of 521,650 Class A common shares, offset by $239.2 million used for the full optional redemption of our outstanding expensive 2022 Notes, $115.5 million repayment of credit facilities, $152.8 million repayment of refinanced debt, $13.8 million deferred financing costs paid, $8.3 million dividends paid on our Series B Preferred Shares and $27.9 million dividends paid on our Class A common shares.

Overall, there was a net increase in cash and cash equivalents and restricted cash of $74.3 million in the year ended December 31, 2022, resulting in closing cash and cash equivalents and restricted cash of $269.9 million compared to closing cash and cash equivalents and restricted cash of $195.6 million at December 31, 2021.

Year ended December 31, 2021 compared to Year ended December 31, 2020

For a discussion of our liquidity and capital resources for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Liquidity, working capital and dividends-Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” contained in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 24, 2022.

Our indebtedness as of December 31, 2022 comprised:

Lender	(in million)	Collateral vessels	Interest Rate	Final maturity date
Chailease Credit Facility	3.9	Maira, Nikolas, Newyorker	LIBOR plus 4.2%	March, 2025
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)	181.2	Kristina, Katherine, Agios Dimitrios, Alexandra, Alexis, Olivia I, Mary	SOFR plus Credit Adjustment Spread (“CAS”) plus 3.00%	December, 2026
E.SUN, MICB, Cathay, Taishin Credit Facility	46.5	Dolphin II, Athena, Orca	LIBOR plus 2.75%	July, 2026
New Credit Agricole, CTBC, Sinopac Facility	44.0	ZIM Xiamen (ex Maira XL)	LIBOR plus 2.75%	April, 2026
New Deutsche Bank Credit Facility	44.7	ZIM Norfolk (ex UASC Al Khor)	LIBOR plus 3.25%	April, 2026
HCOB Credit Facility	40.7	GSL Arcadia, GSL Maria, GSL Dorothea, GSL Tegea, GSL Melita, GSL MYNY	LIBOR plus 3.5%	April-July, 2025
2027 Secured Notes	336.9	20 vessels	Interpolated interest rate of 2.84% plus margin of 2.85%	July, 2027
Sinopac Credit Facility	9.9	GSL Valerie	LIBOR plus 3.25%	September, 2026
Finance Lease with CMBFL	41.9	Anthea Y	LIBOR plus 3.25%	May, 2028
Finance Lease with Neptune	10.0	GSL Violetta	LIBOR plus 4.64%	February, 2026
Finance Lease with CMBFL	89.8	GSL Tripoli, GSL Syros, GSL Tinos, GSL Kithira	LIBOR plus 3.25%	September, 2027
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility	100.0	Borealis vessels	LIBOR plus 3.25%	July, 2026
	949.5

Our Borrowing Activities

5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of ours, closed on the private placement of $350.0 million of privately rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

We used the net proceeds from the private placement for the repayment of the remaining outstanding balances on our New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were allocated for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note shall be paid in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

As of December 31, 2022, the outstanding balance of this facility was $336.9 million.

$60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, we entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). We used a portion of the net proceeds from this credit facility to fully prepay the outstanding balance on our Blue Ocean Junior Credit facility, amounting to $26.2 million plus a prepayment fee of $4.0 million. All three tranches were drawn down in January 2022.

The new Facility is repayable in eight equal consecutive quarterly instalments of $4.5 million and ten equal consecutive quarterly instalments of $2.4 million.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of this facility was $46.5 million.

$12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, we entered into a secured credit facility for an amount of $12.0 million with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The new facility is repayable in 20 equal consecutive quarterly instalments of $0.4 million with a final balloon of $3.6 million payable together with the final instalment.

The facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of this facility was $9.9 million.

$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, we entered into a facility with Credit Agricole Corporate and Investment Bank (“CACIB”), Hamburg Commercial Bank AG (“HCOB”), E.Sun Commercial Bank, Ltd (“ESUN”), CTBC Bank Co. Ltd. (“CTBC”) and Taishin International Bank (“Taishin”) for a total of $140.0 million to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The facility is repayable in 6 equal consecutive quarterly instalments of $8.0 million, 8 equal consecutive quarterly instalments of $5.4 million and 6 equal consecutive quarterly instalments of $2.2 million with a final balloon of $35.6 million payable together with the final instalment.

The facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of this facility was $100.0 million.

$51.7 million Deutsche Bank AG Credit Facility

On May 6, 2021, we entered into a secured facility for an amount of $51.7 million with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.5 million.

The new facility is repayable in 20 equal consecutive quarterly instalments of $1.2 million with a final balloon of $28.4 million payable together with the final instalment.

The facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of this facility was $44.7 million.

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

As of December 31, 2022, the outstanding balance of this facility was $40.7 million.

$51.7 million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, we entered into a secured facility for an amount of $51.7 million in order to refinance one of the three tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.6 million. The new secured credit facility has a maturity in April 2026.

The Lenders are CACIB, Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC.

The facility is repayable in 20 equal consecutive quarterly instalments of $1.3 million with a final balloon of $26.2 million payable together with the final instalment.

The facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of this facility was $44.0 million.

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

As of December 31, 2022, the outstanding balance of the Chailease Credit Facility was $3.9 million.

$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, we entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224.3 million.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), First-Citizens & Trust Company, Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

Tranche A amounting to $230.0 million was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5.2 million starting from December 12, 2019 and a balloon payment of $126.0 million payable on September 24, 2024.

Tranche B amounts to $38.0 million was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million and a balloon payment of $18.million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate is SOFR plus a margin of 3.00% plus CAS and is payable at each quarter end date.

As of December 31, 2022, the outstanding balance of this facility was $181.2 million.

Sale and leaseback agreements (finance leases)

$120.0 million Sale and Leaseback agreement-CMBFL Four vessels

On August 26, 2021, we entered into four $30.0 million sale and leaseback agreements with CMBFL to finance the acquisition of the Four Vessels. As at September 30, 2021, we had drawdown a total of $90.0 million. The drawdown for the fourth vessel, amounting to $30.0 million, took place on October 13, 2021 together with the delivery of this vessel. We have a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

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

As of December 31, 2022, the outstanding balance of these sale and lease back agreements was $89.8 million.

$54.0 million Sale and Leaseback agreement-CMBFL

On May 20, 2021, we entered into a $54.0 million sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46.6 million. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

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

As of December 31, 2022, the outstanding balance of this sale and leaseback agreement was $41.9 million.

$14.7 million Sale and Leaseback agreement-Neptune Maritime Leasing

On May 12, 2021, we entered into a $14.7 million sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, we drew $14.7 million under this agreement.

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

As of December 31, 2022, the outstanding balance of this sale and leaseback agreement was $10.0 million.

Covenants

Financial Covenants

The agreements governing our indebtedness contain certain financial covenants, which require us to maintain, among other things:

• minimum liquidity at the borrower (vessel-owner or finance lessor) level and minimum consolidated liquidity of at least $20.0 million at the group level;

• minimum market value of collateral for each credit facility, such that the aggregate market value of the vessels collateralizing the particular credit facility is between 120% and 135%, depending on the particular facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall; and

Restrictive Covenants

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

• incurring additional indebtedness;

• making any substantial change to the nature of our business;

• paying dividends;

• redeeming or repurchasing capital stock;

• selling the collateral vessel, if applicable;

• entering into certain transactions other than arm’s length transactions;

• acquiring a company, shares or securities or a business or undertaking;

• effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;

• changing the flag, class or technical or commercial management of the applicable collateral vessel or terminating or materially amending the management agreements relating to such vessel; and

• experiencing any change in the position of our Executive Chairman.

Security

Our credit facilities and 2027 Secured Notes are generally secured by, among other things:

•  a first priority mortgage over the relevant collateralized vessels;

•  first priority assignment of earnings and insurances from the mortgaged vessels;

•  pledge of the earnings account of the mortgaged vessel;

•  pledge of the equity interest of each of the vessel-owning subsidiaries; and

•  corporate guarantees.

Debt repaid in 2022

Redemption of 8.00% Senior Unsecured Notes due 2024

On April 5, 2022, we completed the partial redemption of $28.5 million aggregate principal amount of our 8.00% Senior Unsecured Notes due 2024 Notes (the “2024 Notes”) at a price equal to 102.00% of the principal amount plus accrued and unpaid interest. On July 18, 2022, we completed the full redemption of the remaining outstanding 2024 Notes of $89.0 million aggregate principal amount at a price of 102.00% of the principal amount plus accrued and unpaid interest, using a portion of the net proceeds from the private placement of $350.0 million aggregate principal amount of our 2027 Secured Notes. Total loss on redemption was $2.4 million and is recorded within the Consolidated Statements of Income for the year ended December 31, 2022 in line “Interest and other finance expenses”.

As of December 31, 2022, the outstanding aggregate principal amount of the 2024 notes was $nil.

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

On June 24, 2022, the Hellenic Bank credit Facility was fully prepaid by us using a portion of the net proceeds from the private placement of $350.0 million aggregate principal amount of our 2027 Secured Notes, pursuant to a note purchase agreement, dated June 14, 2022.

As of December 31, 2022, the outstanding balance of the Hellenic Credit Facility was $nil.

$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, we entered into a new $236.2 million senior secured loan facility with Hayfin Capital Management, LLP, or Hayfin, as lender, agent and security agent, which we refer to as the New Hayfin Credit Facility. The New Hayfin Facility is guaranteed by us and certain of our subsidiaries. We used the proceeds from the New Hayfin Credit Facility, along with cash on hand, to optionally redeem in full our outstanding 2022 Notes.

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

On June 30, 2021, due to the sale of La Tour, we additionally repaid $5.8 million, and the vessel was released as collateral under our New Hayfin Credit Facility. On June 16, 2022, we used a portion of the proceeds from the private placement for the full prepayment of the remaining outstanding balance $197.6 million plus a prepayment fee of $11.2 million.

As of December 31, 2022, the outstanding balance of the New Hayfin Credit Facility was $nil.

$38.5 million Blue Ocean Junior Credit Facility

On September 19, 2019, we entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38.5 million relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility. We drew down the facility on September 23, 2019 and it was scheduled to be repaid in a single instalment on the termination date which fell on September 24, 2024.

This facility bore interest at 10.00% per annum.

During the year ended December 31, 2021, we used a portion of the net proceeds from the at-the-market issuance programs to prepay an amount of $12.3 million under this facility plus a prepayment fee of $1.6 million.

On January 19, 2022, we used a portion of the net proceeds from the new facility agreement entered on December 30, 2021 with E.SUN, MICB, Cathay, Taishin, to fully prepay the amount of $26.2 million under this facility, plus a prepayment fee of $4.0 million. Following these prepayments, as of December 31, 2022, the outstanding balance of this facility was $nil.

Leverage

As of December 31, 2022, we had $949.5 million of debt outstanding of which $336.9 million was for our 2027 Secured Notes which carry interest at the fixed rate 5.69% and $612.6 million was floating rate debt across a number of facilities and sale and leaseback arrangements and bearing interest at LIBOR/SOFR plus an average margin of approximately 3.04%. In December 2021 we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $484.1 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. In February 2022 we entered into USD one-month LIBOR interest rate caps of 0.75% through fourth quarter of 2026, on $507.9 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next 12 months following the issuance of this Form 20-F, including working capital requirements, drydocking costs, interest and debt repayment obligations.

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

We estimate that the average cost of each of the 23 drydockings completed on vessels in the fleet between January 2021 and December 2022 was $1.9 million, with an average loss of revenue of $1.2 million from off-hire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies”.

Our other liquidity requirements include a requirement to pay a minimum of $189.8 million of amortization in 2023 on our secured term loans and minimum amortization of $169.7 million in 2024. Interest requirements are $39.4 million and $31.2 million, respectively. The dividend on the $109.0 million Series B Preferred Shares outstanding as at December 31, 2022 amounts to $9.5 million each year. Based on the number of Class A common shares outstanding as at March 10, 2023, this dividend, which is subject to approval by the Board of Directors, would amount to $13.5 million per quarter. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the 2027 Secured Notes and other borrowings.

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

Container shipping is the most convenient low-carbon and cost-effective way to transport a wide range of cargoes, predominantly a diverse selection of consumer, manufactured, semi-manufactured, and perishable goods. It is estimated that around 90% of non-bulk cargoes traded by sea are carried by containership. Approximately 213 million TEU, equating to around 1.9 billion tonnes, of containerized cargo are estimated to have been carried in 2022. Global containerized cargo volumes have grown every year since the industry’s inception in 1956, with three exceptions: 2009, during the Global Financial Crisis, 2020, due to the impact of COVID-19, and 2022, due to the geo-political tensions and macro-economic headwinds caused by the ongoing conflict between Russia and Ukraine. Negative growth of 1.9% was seen in 2020, followed by a strong rebound, with positive growth of 5.9% in 2021. Negative growth of 1.6% is currently estimated for 2022. On the supply side: as at December 31, 2022, idle capacity of the global containership fleet was 1.9%, and the overall orderbook-to-fleet ratio stood at 29.4%.

The containerized supply chain extends throughout the world. Mainlane trades are those linking the major manufacturing economies in Asia with the major consumer economies in North America (the Transpacific trades) and Europe (the Asia-Europe trades), and those linking Europe with the Americas (the Transatlantic trades). These trades tend to be served by the largest containerships on the water. In 2022, an estimated 72% of global containerized volumes were on the non-Mainlane trades, with intra-regional trades—of which the largest is Intra-Asia—representing just over 40%. These non-Mainlane and intra-regional trades are predominantly served by mid-sized and smaller containerships (10,000 TEU, or smaller).

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

From 2000 through 2008, a period of super-cyclical growth largely catalyzed by China, the Compound Annual Growth Rate (“CAGR”) of global containerized trade was 9.9%. Having contracted by 8.0% in 2009, during the Global Financial Crisis, growth rebounded to 15.3% the following year. The CAGR from 2010 through 2019 was 3.8%. From 2010 through 2022, incorporating the impact of negative growth in 2020 (COVID-19), the rebound in 2021, and further negative growth in 2022 (Russia-Ukraine conflict), CAGR was 3.1%.

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

Between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate of 11.4%; and from 2009 through 2020 at 5.7%, as the industry digested the legacy, pre-financial crisis orderbook. In 2022, net supply is estimated to have expanded by 4.1% and, as of December 31, 2022, the containership fleet was estimated to be 5,643 ships, with an aggregate capacity estimated at 25.8 million TEU – a little under half of which is chartered in from containership owners like Global Ship Lease.

In December 2008, the orderbook was estimated to represent over 60% of existing global capacity. Since then, however, the industry has been adjusting to lower demand growth, capital constraints, and consolidation. By the end of 2022, the overall orderbook-to-fleet ratio stood at 29.4%. For ships between 2,000 TEU and 9,999 TEU it was 14.3%, and for those between 5,500 TEU and 9,999 TEU (mid-size Post-Panamax) it was 17.1%.

Vessel newbuilding prices, secondhand values, and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand, combined with sentiment. From 2000 through 2022, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $43.7 million, with prices ranging between $31.5 million (2002) and $65.0 million (2008). During the same period, secondhand values for a 10 year old ship of similar size averaged around $23.8 million and ranged between $5.0 million (2016) and $64.0 million (2022). Meantime, spot market charter rates for such tonnage averaged about $18,700 per day and ranged between $5,300 per day (2016) and $102,600 per day (2022). In January 2023, prevailing rates in the market for short term charters (under 12 months) were around $18,800 per day, with newbuilding prices at approximately $55.0 million and secondhand values for a 10 year old ship at about $16.0 million.

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

The industry’s principal regulator, the IMO, has set targets for the reduction of GHG emissions from shipping. The key agreed target is to reduce annual GHG emissions in absolute terms by at least 50% by 2050, compared to benchmark 2008 levels. Further targets have also been set on carbon intensity: specifically, a reduction in CO2 emissions “per transport work” by at least 40% by 2030, with efforts towards 70% by 2050. Emissions-reducing regulations effective from January 1, 2023 include EEXI (Energy Efficiency Existing Ship Index), Enhanced SEEMP (Ship Energy Efficiency Management Plan), and CII (Carbon Intensity Indicator). Among other things, these measures are intended to reduce emissions by limiting the power output from vessels’ main engines, which may have the effect of reducing the operating speed of the global fleet, tightening effective supply. Other national and pan-national regulators, such as the EU, are also implementing regulations (including, but not limited to, Emissions Trading Schemes) focused upon decarbonization which are expected to evolve and tighten over time.

Some liner companies are adopting Liquified Natural Gas, or LNG, as a transition fuel towards the next generation of genuinely green fuels. Others have expressed skepticism about LNG as part of a de-carbonization strategy given that it is still a hydrocarbon, suggesting they may wait until net-zero emission fuels are commercially available. The current consensus view is that 2030 will be the earliest inflection point at which next-generation green fuels (with the considerable infrastructure required to support them) will become commercially available, allowing industry adoption to begin to accelerate. In the interim, it is expected that the industry will continue to rely predominantly on existing, conventionally-fueled containerships that are optimized for lower emissions. Although not without its own challenges, Carbon Capture and Storage (CCS) is receiving increasing attention as a potentially powerful tool to mitigate emissions and to support the synthesis and circularity of clean fuels such as Green Methanol.

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

Revenue Recognition

Our revenue is generated from time charters for each vessel. The charters are regarded as operating leases and provide for a per vessel fixed daily charter rate. Revenue is recorded on a straight-line basis. Our charter revenues are fixed for the period of the current charters, subject to any off-hire, and, accordingly, little judgment is required to be applied to the amount of revenue recognition. Operating revenue is stated net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.

If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the year ended December 31, 2022 an amount of $10.9 million has been recorded in time charter revenue for such modifications. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue.

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2022 or 2021.

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

Management estimates the residual values of our container vessels based on a scrap price of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

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

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. 12 drydockings were completed in 2022 for regulatory reasons and 26 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 581 days of off-hire, was $34.7 million. 11 drydockings were completed in 2021 for regulatory reasons and 11 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 752 days of off-hire, was $28.3 million. The duration of drydockings was adversely affected in 2022 by delays caused by COVID-19 and by continuing congestion at Chinese and other shipyards, which also affected 2021. Nine drydockings were completed in 2020 for regulatory reasons and 11 for vessel upgrades, the total cost of which, excluding the effect of the associated 687 days of off-hire, was $26.6 million.

Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million (“December 2021 hedging”), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

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

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $9.7 million as at December 31, 2022 was recorded through Consolidated Statements of Income ($nil for December 31, 2021 and 2020). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2022, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $1.1 million was reclassified from other comprehensive income to the Consolidated Statements of Income.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs – Level 2 inputs). As of December 31, 2022 and 2021, the Company recorded a derivative asset of $63.5 million and $7.2 million, respectively.

Intangible assets and liabilities-charter agreements

Our intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel.

The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

Impairment of Long-lived Assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by us are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, we perform step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

We use a number of assumptions in projecting our undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

Through 2021, we evaluated the impact of current economic situation on the recoverability of all our vessel groups and determined that there was no triggering event and no impairment test was performed for the year ended December 31, 2021.

Through the latter part of 2022, we noted that charter rates in the spot market had come under pressure and accordingly determined that events occurred and circumstances had changed, which indicated that potential impairment of our long-lived assets could exist. These indicators included continued volatility in the spot market and the related impact of the current container sector on management’s expectation for future revenues. As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2022 and step two of the impairment analysis was required for one vessel group, as its undiscounted projected net operating cash flows did not exceed its carrying value. As a result, we recorded an impairment loss of $3.0 million for one vessel asset group with a total aggregate carrying amount of $9.0 million which was written down to its fair value of $6.0 million. Sensitivity analysis as at December 31, 2022 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would trigger a theoretical impairment charge of approximately $3.0 million. A reduction of 5.0% in the assumed charter rates would trigger a theoretical impairment charge of approximately $3.0 million.

As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2020. As the undiscounted projected net operating cash flows of each of the vessel groups exceeded the carrying amount, step two of the impairment test was not required and there were no impairment charges as of December 31, 2020.

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above. The estimated market values, based on charter attached valuations as at December 2, 2022 with the assistance of an independent ship broking firm totaled $2,882.5 million. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those fair values as at December 31, 2022. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the carrying value of each of the vessel group we owned as of December 31, 2021 and 2022:

Vessel Name	Capacity in TEUs	Year Built	Carrying Value as at December 31, 2021(1) (in millions of U.S. dollars)	Carrying Value as at December 31, 2022 (1) (in millions of U.S. dollars)
CMA CGM Thalassa *	11,040	2008	$91.7	$90.7
ZIM Norfolk (ex UASC Al Khor)	9,115	2015	63.5	62.6
Anthea Y	9,115	2015	63.6	61.4
ZIM Xiamen (ex Maira XL)	9,115	2015	64.0	61.6
MSC Tianjin *	8,603	2005	41.7	39.2
MSC Qingdao *	8,603	2004	43.8	41.3
GSL Ningbo	8,603	2004	41.2	39.3
GSL Eleni	7,847	2004	18.1	17.5
GSL Kalliopi	7,847	2004	15.6	15.1
GSL Grania	7,847	2004	15.5	15.3
Mary	6,927	2013	44.0	42.4
Kristina	6,927	2013	45.1	43.3
Katherine	6,927	2013	45.1	43.3
Alexandra	6,927	2013	44.9	43.2
Alexis	6,882	2015	50.6	48.7
Olivia I	6,882	2015	50.6	48.8
GSL Christen	6,840	2002	13.1	15.3
GSL Nicoletta	6,840	2002	12.7	12.8
CMA CGM Berlioz	6,621	2001	28.7	29.7
Agios Dimitrios	6,572	2011	26.6	25.7
GSL Vinia	6,080	2004	13.4	12.8
GSL Christel Elisabeth	6,080	2004	13.2	12.7
GSL Dorothea	5,992	2001	18.5	17.5
GSL Arcadia	6,008	2000	15.3	15.3
GSL Violetta	6,008	2000	15.2	15.4
GSL Maria	6,008	2001	18.7	18.3
GSL MYNY	6,008	2000	18.4	18.6
GSL Melita *	6,008	2001	20.5	19.3
GSL Tegea *	5,992	2001	20.3	19.2
Tasman	5,936	2000	12.7	12.2
ZIM Europe	5,936	2000	12.2	12.2
Ian H	5,936	2000	12.6	12.1
GSL Tripoli	5,470	2009	36.3	36.4
GSL Kithira	5,470	2009	36.4	38.0
GSL Tinos *	5,470	2010	37.5	37.6
GSL Syros	5,470	2010	37.5	37.6
Dolphin II	5,095	2007	11.6	13.7
Orca I	5,095	2006	12.8	12.8
CMA CGM Alcazar	5,089	2007	30.3	31.0
GSL Château d’If	5,089	2007	28.1	27.1
GSL Susan	4,363	2008	27.0	31.0
CMA CGM Jamaica	4,298	2006	25.6	26.8
CMA CGM Sambhar	4,045	2006	27.0	25.5
CMA CGM America	4,045	2006	24.2	25.7
GSL Rossi	3,421	2012	24.4	26.0
GSL Alice (G)	3,421	2014	26.1	29.8
GSL Eleftheria (G)	3,404	2013	28.2	27.3
GSL Melina (G)	3,404	2013	23.0	26.1
GSL Valerie	2,824	2005	11.4	10.9
Matson Molokai	2,824	2007	22.2	24.3
GSL Lalo *	2,824	2006	20.2	22.9
GSL Mercer	2,824	2007	25.6	25.4
Athena	2,762	2003	7.8	7.6
GSL Elizabeth *	2,741	2006	20.3	23.2
Beethoven tbr GSL Chloe (G)	2,546	2012	24.7	23.8
GSL Maren (G)	2,546	2014	21.7	25.6
Maira (G)	2,506	2000	6.9	6.5
Nikolas (G)	2,506	2000	7.3	6.7
Newyorker (G)	2,506	2001	7.8	7.2
Manet (G)	2,272	2001	9.1	10.5
Keta (G)	2,207	2003	5.8	5.5
Julie (G)	2,207	2002	4.4	4.9
Kumasi (G)	2,207	2002	7.2	9.0
Akiteta (G)	2,207	2002	7.3	8.6
GSL Amstel (G)	1,118	2008	8.3	6.0
			$1,665.1	$1,663.8

(1)	Carrying value includes the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase.

(G)	Indicates geared vessel.

(*)	Indicates vessels for which the market value based on charter attached valuations was lower than the carrying value as at December 31, 2022. The aggregate carrying value of these vessels at December 31, 2022 exceeded their aggregate market value based on charter attached valuations as at December 2, 2022 by approximately $58.1 million.

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

Recent Accounting Pronouncements

We do not believe that any recently issued accounting pronouncements would have a material impact on our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2022 are listed below:

Name	Age	Position
George Giouroukos	57	Executive Chairman
Michael S. Gross	61	Director
Alain Wils	79	Director
Ulrike Helfer *	63	Director
Michael Chalkias	52	Director
Yoram (Rami) Neugeborn **	61	Director
Alain Pitner	74	Director
Menno van Lacum	52	Director
Ian J. Webber	65	Chief Executive Officer
Thomas A. Lister	53	Chief Commercial Officer & Head of ESG
Anastasios Psaropoulos	44	Chief Financial Officer

* Effective as of June 17, 2022, the Board appointed Ms. Ulrike Helfer as a Term I Director, filling the vacancy created by the resignation of Mr. Henry (Hank) Mannix III.

** Effective as of May 5, 2022, the Board appointed Captain Yoram (Rami) Neugeborn as a Term I Director, filling the vacancy created by the resignation of Mr. Philippe Lemonnier.

Biographical information concerning the directors and executive officers listed above is set forth below.

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

Ulrike Helfer: Ms. Helfer was appointed a director in 2022 and has more than 40 years of experience in the finance industry and more than 20 years of shipping experience. She commenced her career in international ship financing in 2000 in Vereins- und Westbank AG (merged into UniCredit). In 2005, Ms. Helfer joined DVB Bank SE in Hamburg, where she became Deputy Head of the Global Container, Car Carrier, Intermodal & Ferry Group. In 2011, Ms. Helfer became the Chief Representative of DVB Bank in Greece. She spent the preceding five years in Athens managing DVB’s local office by reporting directly to the CEO of the bank. In 2016, Ms. Helfer was asked by the Federal State of Schleswig-Holstein and the City of Hamburg to become a Member of the Board of Managing Directors of the newly established portfoliomanagement AöR. In this role Ms. Helfer and her team had the responsibility of winding down a portfolio of non-performing shipping loans with an amount of EUR 4.1 billion transferred from HSH Nordbank AG to portfoliomanagement AöR. Ms. Helfer is also a Member of the Advisory Board of Deutsche Bundesbank in Hamburg, Schleswig-Holstein and Mecklenburg-Vorpommern.

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

Captain Yoram (Rami) Neugeborn: Mr. Neugeborn was appointed a director in 2022 and is a Master Mariner with more than 40 years of experience in the shipping industry. He currently serves as the Chief Executive Officer of Aquarii Shipping Solutions Ltd., a private shipping consultant company. Prior to joining the Board of GSL, from 2010 to 2022 he served as Manager of the Chartering and Sale and Purchase Division at ZIM Integrated Shipping Services Ltd. and from 2008 to 2010 he served as the Manager of the Shipping Commercial Division at XT Shipping Ltd. (formerly, Ofer Brothers Shipping, Haifa). Between 2002 – 2007 he served as a Managing Director of Zim-Ofer Shipbrokers. Further, from 1994 to 1998 he served as Commanding Captain onboard ocean-going vessels. Mr. Neugeborn graduated from the Israeli Maritime Institute in Acre, Israel (Haifa University) and has a Certificate of Competency, Master Mariner F.G.

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

Thomas A. Lister: Mr. Lister has been our Chief Commercial Officer since August 2008 and, from April 2017 until the merger with Poseidon Containers in November 2018, was also our Chief Financial Officer. Since 2019, Mr. Lister has led our ESG initiatives to ensure close alignment of our commercial and ESG strategies. From 2005 until 2007, Mr. Lister was a Senior Vice President at DVB Bank. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group, Nordcapital & E.R.Schiffahrt, as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles for liner shipping companies and their agents. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Anastasios Psaropoulos: Mr. Psaropoulos became our Chief Financial Officer in November 2018. He has over 12 years of experience in finance in the shipping sector. He has served as Chief Financial Officer of Poseidon Containers and Technomar, which he joined in 2011, participating in more than 190 successful S&P transactions including distressed deals. Prior to Poseidon, he was financial controller in Dolphin Capital, an AIM listed real estate development fund. He has also worked as an external auditor with PricewaterhouseCoopers, covering shipping and oil & gas industries. Mr. Psaropoulos holds a Master in Economics with specialization in Finance and Investments, from the Athens University of Economics and Business. He has also participated in the Program for Leadership Development (PLDA) and in the program preparing to be a Corporate Director (PCD) of Harvard Business School.

B. Compensation

Compensation of Executive Officers

For the year ended December 31, 2022, we have expensed an aggregate of $1.66 million in compensation to our executive officers, which includes the remuneration of our Executive Chairman. Set forth below is a description of certain material terms of the employment agreements with each of our executive officers, which is qualified in its entirety by the respective agreements which are filed as exhibits hereto.

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

Thomas Lister, Chief Commercial Officer & Head of ESG

Mr. Lister entered into an employment contract with GSL Enterprises, our wholly-owned subsidiary, with effect from January 1, 2022, and pursuant to the terms of an inter-company agreement between us and GSL Enterprises, Mr. Lister serves as our Chief Commercial Officer and Head of ESG.

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

 Compensation of Directors

Our directors (other than our Executive Chairman) receive an annual fee of $105,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the nominating and corporate governance committee and the compensation committee each receive an additional $5,000 and each member of those committees receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our Board of Directors or committees. Our Executive Chairman receives remuneration as an executive officer and does not receive director fees.

2019 Omnibus Incentive Plan

On February 4, 2019, our Board of Directors adopted the Global Ship Lease, Inc. 2019 Omnibus Incentive Plan (the “2019 Plan”).

The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of our company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by the compensation committee of our Board of Directors or such other committee of our Board of Directors as may be designated by them.

Under the terms of the 2019 Plan stock options and appreciation rights granted under the 2019 Plan will have an exercise price equal to the fair market value of a common share on the date of grant, provided that in no event may the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than 10 years from the date of grant.

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

Following the adoption of the 2019 Plan, our previous plans adopted in 2015 and 2008 were terminated.

In 2019, our Board of Directors approved awards to our executive officers under the 2019 Plan, providing those executive officers with the opportunity to receive up to 1,359,375 Class A common shares in aggregate, in four tranches, subject to certain vesting criteria. On March 11, 2021, our Board of Directors approved additional awards of 61,625 of Class A common shares, in four tranches, subject to certain vesting criteria, to two other employees resulting in a total amount of awards of up to 1,421,000 shares.

In July 2021, Mr. Giouroukos received an additional 17,720 Class A common shares pursuant to the 2019 Plan as a special bonus.

As at December 31, 2021, all of the above awards had vested as the criteria had been met. 931,874 shares were settled and issued and 506,846 remained to be issued.

On September 29, 2021, the compensation committee and the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the 2019 Plan by 1,600,000 to 3,412,500, and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches, subject to certain vesting criteria, with a grant date October 1, 2021. The compensation committee and Board of Directors also approved an increase the maximum number of Class A common shares that each non-employee director may be granted in any one year to 25,000 and subsequently approved stock-based awards to the then seven non-executive directors totaling 105,000 shares of incentive stock, or 15,000 each, to vest in a similar manner to those awarded to senior management.

During the year ended December 31, 2022, 28,528 unvested share awards were cancelled on the resignation of two directors and an award of 13,780 was made to one new director to vest in a similar manner to the other awards, with the first tranche adjusted for the date of appointment of the director.

As at December 31, 2022, 3,028,972 incentive Class A common shares had been awarded under the 2019 Plan leaving 383,528 Class A common shares available to be awarded under the 2019 Plan.

As at December 31, 2022, 1,712,261 incentive Class A common shares had vested under the 2019 Plan, of which 193,569 had not been issued or settled. As at March 10, 2023, 110,625 Class A common shares remained to be issued.

C. Board Practices

Our Board of Directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The current term of office of the Term I class of directors consisting of Ms. Helfer, Mr. Neugeborn and Mr. Pitner, expires at the annual meeting of shareholders to be held in 2024. The current term of office of the Term II class of directors, consisting of Mr. Chalkias and Mr. Giouroukos, expires at the annual meeting of shareholders to be held in 2025. The current term of office of the Term III class of directors, consisting of Mr. Gross, Mr. van Lacum and Mr. Wils, expires at the annual meeting of shareholders to be held in 2023.

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

Director Independence

Our Board of Directors has determined that all of our directors, other than Mr. George Giouroukos, are “independent directors” as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE rules.

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

The audit committee will at all times be composed exclusively of “independent directors” who, as may be required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Our audit committee currently consists of Messrs. Chalkias, van Lacum, Wils and Ms. Helfer, each of whom is “independent” as defined in Rule 10A-3 under the Exchange Act and the NYSE rules.

In addition, the audit committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our Board of Directors has determined that Mr. van Lacum has such financial sophistication and also qualifies as an “audit committee financial expert” (please refer to Item16A. Audit Committee Financial Expert).

Compensation Committee

We have established a compensation committee, consisting of Messrs. Gross, Chalkias and Pitner, that is responsible for and reports to our Board of Directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and makes recommendations to the Board of Directors on director and executive compensation and prepares any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee, consisting of Messrs. Chalkias, Pitner and Wils, that reports to our Board of Directors on and is responsible for succession planning and the appointment, development and performance evaluation of our board members and senior executives. It also assesses the adequacy and effectiveness of our corporate governance guidelines, reviewing and recommending changes to the board whenever necessary.

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

Environment, Social, and Governance (“ESG”) Committee

We have established an ESG Committee to (i) guide, support, and supervise management in developing, articulating, and continuing to evolve, our ESG strategy, (ii) evaluate and recommend ESG initiatives for adoption by us, (iii) assess ESG risks and opportunities, and (iv) promote ESG practices within our business culture and processes. Our ESG committee consists of Messrs. Neugeborn, van Lacum, Wils, and Giouroukos.

D. Employees

As of December 31, 2022, we had seven employees.

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

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares, shown as beneficially owned, subject to applicable community property laws. As of the date of this report, an aggregate of 35,491,054 Class A common shares were issued and outstanding.

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

		Approximate Percentage
Name of Beneficial Owner	Class A Common Shares	of Outstanding Class A
	Beneficially Owned	Common Shares(1)

5% Shareholders:

George Giouroukos(2)	2,095,857	5.9%
Morgan Stanley (3)	2,008,638	5.7%
Whitefort Capital Management, LP (4)	1,977,288	5.6%
Punch & Associates Investment Management, Inc. (5)	1,879,926	5.3%
The Goldman Sachs Group, Inc. (6)	1,977,288	5.6%

Other Directors and Executive Officers:
Michael Gross	53,096	0.1%
Alain Wils	4,408	0.0%
Menno van Lacum	16,887	0.0%
Alain Pitner	3,096	0.0%
Michael Chalkias	3,096	0.0%
Rami Neugeborn	1,870	0.0%
Ian Webber	192,106	0.5%
Thomas Lister	41,801	0.1%
Anastasios Psaropoulos (7)	105,810	0.3%
All directors and executive officers as a group (10 individuals) (8)	2,518,027	7.1%

(1)	Calculated based on 35,491,054 Class A common shares outstanding as of the date of this report.
(2)	Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Shipping Participations Inc. which is the record holder of 2,075,490 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Shipping Participations Inc.
(3)	This information is derived from a Schedule 13G filed with the SEC on February 9, 2023.

(4)	This information is derived from a Schedule 13G/A filed with the SEC on February 14, 2023.
(5)	This information is derived from a Schedule 13G/A filed with the SEC on February 13, 2023.
(6)	This information is derived from a Schedule 13G/A filed with the SEC on September 9, 2022.
(7)	Shares owned directly or indirectly via a company that Mr. Psaropoulos owns and controls.

(8)	The number of shares of Class A common shares beneficially owned by a person and the percentage ownership of that person, includes Class A common shares under stock-based awards held by that person that are exercisable, vested or convertible as of March 10, 2023 or that will become exercisable, vested or convertible within 60 days after March 10, 2023 and which are described above under the heading “Item 6. Directors, Senior Management and Employees-B. Compensation-2019 Omnibus Incentive Plan”.

 As of February 28, 2023, we had 16 registered shareholders of record, two of which were located in the United States holding an aggregate of 35,197,268 of our Class A common shares, representing 99.17% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 35,194,954 of our Class A common shares as of February 28, 2023. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

On October 29, 2018, we entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which amended and restated the Marathon Registration Rights Agreement, with KEP VI, KIA VIII, CMA CGM, Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. with respect to all Class A common shares (and the Series C Preferred Shares at that time) held by such shareholders on the closing date of the Poseidon Transaction, including any Class A common shares issued on conversion of the Series C Preferred Shares (the “Registrable Securities”). The Amended and Restated Registration Rights Agreement became effective on the closing of the Poseidon Transaction. Pursuant to the Amended and Restated Registration Rights Agreement, we filed with the SEC a shelf registration statement to register the offer and resale of all of the Registrable Securities. The Amended and Restated Registration Rights Agreement also provides certain piggyback and demand registration rights to the holders of Registrable Securities and contains customary indemnification and other provisions. Based on information provided to us by Kelso, KEP VI and KIA VIII no longer hold Registrable Securities. Based on a Schedule 13D/A filed by CMA CGM with the SEC on September 7, 2022, CMA CGM no longer holds any Registerable Securities.

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

Chartering Opportunities

If Conchart, or any entity it controls, acquires knowledge of a potential opportunity to enter into a potential charter with or without profit sharing for a particular containership that it believes in good faith would be suitable for our vessels, which we refer to as a “Potential Charter Opportunity”, then Conchart, or such entity that it controls, would be obliged to offer such Potential Charter Opportunity to us and, for a period of up to two business days, we shall have the right to elect to pursue such Potential Charter Opportunity for ourselves or allow Conchart to direct such Potential Charter Opportunity to itself or another person or entity. In determining suitability of a Potential Charter Opportunity, Conchart shall take into consideration certain factors, such as the availability, suitability and positioning of the relevant vessel, the potential charterer’s demands for the vessel’s specifications and costs. In the event we do not elect to accept the Potential Charter Opportunity, Conchart shall be free to pursue such Potential Charter Opportunity or direct it to another person or entity for a period of 15 calendar days on the same terms and conditions as presented to us.

Ship Management Agreements

Technomar provides us with all day-to-day technical ship management services, pursuant to a technical management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “TTMA”), for all but six of our vessels, where technical and crew management services are provided by a separate third-party ship manager.

Mr. George Giouroukos, our Executive Chairman, is the Founder, Managing Director, and majority beneficial owner of Technomar. Technical management services provided under each TTMA include crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. During the year ended December 31, 2022, we paid Technomar a daily management fee of EUR 715 (EURO 750 from January 1, 2023) per vessel, to be paid in U.S. Dollars, which, in addition to covering the technical ship management services being provided, includes administrative support services, including accounting and financial reporting, treasury management services and legal services also being provided pursuant to the TTMAs. We also reimburse the Technomar for the costs it incurs on our behalf, and provide customary indemnification to Technomar and its employees, agents and sub-contractors.

Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. Each TTMA may be terminated (a) by either party by giving six months’ written notice, in which case, if such notice is given at or prior to the termination of the minimum term, a termination payment of fifty percent of the annual fee is payable by us if the TTMA is terminated by Technomar and a termination payment of three times the annual fee is payable by us if the TTMA is terminated by us, or (b) following the expiry of the minimum term, by either party by giving six months’ written notice to the other party, in which case, a termination payment of fifty percent of the annual fee is payable by us if the TTMA is terminated by Technomar and a termination payment of two times the annual fee is payable by us if the TTMA is terminated by us. In the event of the sale or total loss of the applicable vessel, a payment equal to one quarter of the annual management fee will apply, provided that the sale is not part of a change in control. If the TTMA is terminated as a result of a change of control in us, as provided in the TTMA, then a termination payment of three times the annual fee will apply. The TTMA may also be terminated (i) by us, upon a change of control of Technomar, (ii) automatically on the insolvency of either party, (iii) by one party upon the breach by the other party of the TTMA, among other reasons, and may result in a termination payment as provided therein. We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms.

The management fees paid by us to Technomar for the year ended December 31, 2022 amounted to $16.6 million. The management fees paid by us to Technomar for the year ended December 31, 2021 amounted to $15.3 million. For the year ended December 31, 2020 management fees paid by us to Technomar amounted to $12.6 million.

We have also entered into Supervision Agreements with Technomar with respect to our Third-Party Managed Vessels. Please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” for additional information on the Supervision Agreements.

Conchart provides commercial management services to us on all of our vessels pursuant to commercial management agreements (each, as amended from time to time, the “CCMA”). Mr. George Giouroukos, our Executive Chairman, is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advising us on market developments, and on the development of new rules and regulations with respect to trading and cargo restrictions, (iv) assisting in the calculation of hires, and the collection of any sums related to the operation of vessels, (v) communicating with agents, and (vi), negotiating memoranda of agreement for the sale of the vessels. No commission is payable on any charter of a vessel in our fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to the managers for any extension of such charters after March 31,2021. We have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture. Further, we have agreed to pay to the commercial manager, who shall be named broker in each memorandum of agreement (or equivalent agreement) providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel.

 The CCMA, with respect to a vessel, has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the vessel or the credit facility (or other debt agreement) for which the vessel serves as collateral, unless terminated earlier in accordance with the provisions of the CCMA. The CCMA, with respect to a vessel, may be terminated (a) by either party by giving six months’ written notice, in which case, if such notice is given at or prior to the termination of the minimum term, a termination payment is payable by us of six times the average monthly commission paid by us to Conchart (or which has accrued) in the previous six month period if the agreement is terminated by Conchart, and a termination payment is payable by us equal to thirty-six times the average monthly commission paid by us (or which has accrued) to Conchart in the previous twelve months if the CCMA is terminated by us, or (b) following the expiry of the minimum term, by either party giving six months’ written notice to the other party, in which case a termination payment is payable by us of six times the average monthly commission paid by us to Conchart (or which has accrued) in the previous six month period if the CCMA is terminated by Conchart, and a termination payment is payable by us of twelve times the average monthly commission paid by us (or which has accrued) to Conchart in the previous twelve months if the CCMA is terminated by us.

If the CCMA is terminated as a result of a change of control in us, as provided in each CCMA, then a termination payment of thirty-six times the average monthly commission paid by us with respect to such vessel (or which has accrued) to Conchart in the previous twelve months period will apply. The CCMA may also be terminated (i) by us, upon a change of control of Conchart, (ii) automatically on the insolvency of either party, (iii) by one party upon the breach by the other party of the CCMA, among other reasons as set forth in the CCMA, and may result in a termination payment as provided therein. We expect that additional vessels that we may acquire in the future will also be managed under a CCMA on substantially similar terms.

The fees paid by us to Conchart for the year ended December 31, 2022 amounted to $6.3 million. For the year ended December 31, 2021, fees paid to Conchart amounted to $3.6 million.

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

Dividend Policy

On January 12, 2021, we announced that our Board of Directors had initiated a dividend policy under which we intended to pay shareholders a regular quarterly cash dividend of $0.12 per Class A common share with effect from the first quarter of 2021. We paid dividends of $0.25 per Class A common share for the first, second, third and fourth quarter of 2021 and we announced on November 22, 2021 that from first quarter of 2022 the dividend will increase by 50% to $0.375 per Class A common share per quarter. We paid dividends of $0.375 per Class A common share for the first, second, third and fourth quarter of 2022.

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

There were 4,359,190 Depositary Shares outstanding at December 31, 2022, each of which represents 1/100th of one share of our Series B Preferred Shares. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares, subject to certain exceptions. See “Item 10. Additional Information—B. Memorandum and Articles of Association”. Dividends have been declared as scheduled with respect to our Series B Preferred Shares.

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

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be treated as “qualified dividend income” subject to tax at preferential rates. See “Item. 10. Additional Information—E. Taxation—Tax Consequences of Holding Class A common shares — Taxation of distributions paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income”.

B. Significant Changes

None.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Please see “Item 9. Offer and the Listing—C. Markets”.

B. Plan of Distribution

Not applicable.

C. Markets

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL”. On August 20, 2014, our Depositary Shares, each of which represents a 1/100th interest in a share of our Series B Preferred Shares, began trading on the NYSE under the symbol “GSL-B”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

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

 A description of the material terms of our Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws is included in “Description of Securities,” attached hereto as Exhibit 2.3 and incorporated by reference herein.

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

We also have a registration rights agreement with certain of our shareholders that was amended and restated in October 2018 upon closing of the Poseidon Transaction. For a description of the Amended and Restated Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions”.

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

E. Taxation

The following represents the opinion of our United States and Marshall Islands tax counsel, Watson Farley & Williams LLP, and is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our Class A common shares and Series B Preferred Shares.

This section is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change or differing interpretation, possibly on a retroactive basis. Changes in these authorities may cause the tax consequences of share ownership to vary substantially from the consequences described below.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own Class A common shares or Series B Preferred Shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

•	broker-dealers;

•	insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions or “financial services entities”;

•	taxpayers who hold our shares as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	taxpayers that are subject to the “base-erosion and anti-avoidance” tax;

•	taxpayers that own 10% or more, directly or constructively, of our common shares;

•	certain expatriates or former long-term residents of the United States; and

•	U.S. holders (as defined herein) whose functional currency is not the U.S. dollar.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state or local tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our shares through such entities. Shareholders should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our shares, in light of their particular circumstances.

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

The 4% gross basis tax

For foreign corporations not engaged in a U.S. trade or business, the United States imposes a 4% U.S. federal income tax (without allowance of any deductions) on the corporation’s U.S. source gross transportation income. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel, or the performance of services directly related to the use of a vessel (and thus generally includes time charter and bareboat charter income). The U.S. source portion of transportation income includes 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be U.S. source, we do not expect to have any transportation income from voyages that begin and end in the United States.

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

We are organized under the laws of the Marshall Islands. Each of the vessels in the fleet is owned by a separate wholly owned subsidiary that has elected to be disregarded as separate from us for U.S. federal income tax purposes (or in the case of one subsidiary, organized either in the Marshall Islands). The U.S. Treasury Department recognizes the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy one of the three ownership tests.

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. During 2022, the Class A common shares represented more than 50% of the total combined voting power and value of all classes of our stock. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year. However, the Class A common shares may not represent more than half of the voting power or value of all classes of our stock.

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

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2009 through 2018 under the Publicly Traded Test. We do not believe that we were able to satisfy the “publicly-traded” test for 2019 and, consequently, we were not exempt from U.S. federal income taxation on our U.S. source gross transportation income in that year. Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2020, 2021 and 2022. Whether we may satisfy the “publicly-traded” test for 2023 and future taxable years depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2023 or future taxable years.

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

 Subject to the discussions of the PFIC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at regular corporate rates and generally will not qualify for a dividends-received deduction available for dividends received from U.S. corporations. In the case of certain non-corporate U.S. holders, dividends that we pay generally will be treated as “qualified dividend income” subject to tax at preferential rates, provided that the Class A common shares are listed on an established securities market in the United States (such as the NYSE), the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a U.S. holder’s tax basis (or fair market value). If we pay an “extraordinary dividend” on our Class A common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Subject to the discussions of the PFIC rules below, capital gain from the sale, exchange or other disposition of Class A common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gain recognized by a U.S. holder on a sale, exchange or other disposition of Class A common shares generally will be treated as U.S. source income. A loss recognized by a U.S. holder on the sale, exchange or other disposition of Class A common shares generally will be allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Class A common shares may be subject to limitations, and U.S. holders should consult their own tax advisors regarding their ability to deduct any such capital loss in light of their particular circumstances.

3.8% tax on net investment income

A U.S. holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s net investment income (or undistributed net investment income in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. holder’s net investment income will generally include distributions made by us that constitute dividends and gain upon a sale, exchange or other disposition of our Class A common shares. This tax is in addition to any income taxes due on such investment income. Net investment income generally will not include a U.S. holder's pro rata share of our income and gain if we are a PFIC and that U.S. holder makes a QEF election, as described below in “—Consequences of possible passive foreign investment company classification”. However, a U.S. holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. holder's ordinary income and net investment income.

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

In this regard, we have been advised by our tax advisor that the income from our time and voyage chartering activities should be services income. There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations or supporting our position. Accordingly, no assurance can be given that the IRS will not assert that we are a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion.

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

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our Class A common shares and any of our non-U.S. subsidiaries that is classified as a corporation for U.S. federal income tax purposes is also classified as a PFIC, such U.S. holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid on Class A common shares, and on the proceeds from the sale, exchange or disposition of Class A common shares. In addition, a holder may be subject to back-up withholding (currently at a rate of 24%) on dividends paid on Class A common shares, and on the proceeds from the sale, exchange or other disposition of Class A common shares, unless the holder provides certain identifying information, such as a duly executed IRS Form W-9, W-8BEN or W-8BEN-E, or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Individuals who are U.S. holders (and to the extent specified in applicable Treasury regulations, certain individuals who are non-U.S. holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our Class A common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. holder (and to the extent specified in applicable Treasury regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and Non-U.S. holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

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

Marshall Islands Taxation

In the opinion of our Marshall Islands tax counsel, Watson Farley & Williams LLP, because we do not (and do not expect in the future that we will) conduct business or operations in the Republic of The Marshall Islands, we are not subject to income, capital gains, profits or other taxation under current Marshall Islands law. Distributions on our Class A common shares or on our Series B Preferred Shares will not be subject to Marshall Islands withholding tax.

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

Currently we are fully hedged on our floating rate debt of $612.6 million.

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

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. Currently, due to the conflict in Ukraine and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs and other expenses, in addition to drydocking expenses and general and administrative expenses.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which appears herein.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2022 and 2021 was PricewaterhouseCoopers S.A., an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers S.A.’s Services

The fees for services rendered by the principal accountant in 2022 and 2021 were as follows:

	2022	2021
Audit Fees	$636,800	$569,833
Audit related fees	95,585	286,873
Tax Fees	38,864	67,191
Total	$771,249	$923,897

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

Tax Fees

Tax fees for 2022 and 2021 are primarily for tax compliance and consultation services.

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

In March 2022, our Board of Directors authorized our repurchase of up to $40.0 million common shares, to be utilized on an opportunistic basis (our “Share Repurchase Program”). The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares.

The following table sets forth our share repurchase activity during 2022, including the number of shares repurchased, the average price paid per share, the number of shares repurchased as part of publicly announced Share Repurchase Program and the amount yet to be used on share repurchases under the Share Repurchase Program.

Period	Total Number of Common Shares Repurchased	Average Price Paid per Common Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program ($ in millions)
April 2022	184,684	26.66	184,684	35.1
September 2022	568,835	17.55	753,319	25.1
October 2022	307,121	16.61	1,060,640	20.0
Total 2022	1,060,640	18.87	1,060,640	20.0

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

The following financial statements, together with the report of PricewaterhouseCoopers S.A. thereon, beginning on page F-1, are filed as part of this.

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Global Ship Lease, Inc.’s Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 6-K, filed with the SEC on March 25, 2019).

1.3	Third Amended and Restated Bylaws of Global Ship Lease, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed on March 23, 2020).

1.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

1.5	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 10, 2019).

1.6	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 29, 2022).

1.7	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F filed on March 29, 2019).

2.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K (File No. 001-34153) filed on March 25, 2019).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

2.3*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Term Loan Facility, dated May 23, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent (incorporated by reference to Exhibit 10.35 of the Company’s Registration Statement on Form F-1 (File No. 333-233198) filed on August 9, 2019).

4.2	Deed of Accession, Amendment and Restatement, dated December 10, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as original borrowers, Global Ship Lease 33 LLC and Global Ship Lease 34 LLC, as additional borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent, relating to the facility agreement dated May 23, 2019 (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

4.3	Term Loan Facility, dated February 26, 2020, by and among Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor and Chailease International Financial Services Pte. Ltd., as lender. (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

4.4	$51.7 Million Credit Facility, dated April 13, 2021, by and among Penelope Marine LLC as borrower, the Company and Poseidon Containers Holdings LLC, as guarantors and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank as bookrunner and arranger, Crédit Agricole Corporate and Investment Bank, CTBC Bank Co., LTD and Bank Sinopac Co., LTD as mandated lead arrangers and Crédit Agricole Corporate and Investment Bank, as facility agent and security agent (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.5	$64.2 Million Credit Facility, dated April 15, 2021, by and among GSL Arcadia LLC, GSL Tegea LC, GSL MYNY LLC, GSL Melita LLC, GSL Maria LLC and GSL Dorothea LLC as joint and several borrowers, the bank and financial institutions listed in Schedule 1 as lenders and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee (incorporated by reference to Exhibit 4.10 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.6	$51.7 Million Credit Facility, dated May 6, 2021, by and among Laertis Marine LLC as borrower, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC, K&T Marine LLC and the Company as guarantors and Deutsche Bank AG Filiale Deutschlanddgeschaft as arranger, facility agent and security agent (incorporated by reference to Exhibit 4.11 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.7	$140.0 Million Credit Facility, dated July 6, 2021, by and among Global Ship Lease 55 LLC, Global Ship Lease 57 LLC, Global Ship Lease 58 LLC, Global Ship Lease 59 LLC, Global Ship Lease 60 LLC, Global Ship Lease 61 LLC, Global Ship Lease 62 LLC, Global Ship Lease 63 LLC, Global Ship Lease 64 LLC, Global Ship Lease 65 LLC, Global Ship Lease 66 LLC and Global Ship Lease 67 LLC as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG as mandated lead arrangers, Crédit Agricole Corporate and Investment Bank as facility agent and security agent (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.8	$12.0 Million Credit Facility, dated August 27, 2021, by and among Global Ship Lease 42 LLC as borrower, the Company as guarantor and Sinopac Capital International (HK) Limited as lender (incorporated by reference to Exhibit 4.13 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.9	$14.7 Million Sale and Leaseback Agreement, dated May 12, 2021, by and among NML Violetta Inc. as Lessor and GSL Violetta LLC as Lessee (incorporated by reference to Exhibit 4.14 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.10	$54.0 Million Sale and Leaseback Agreement, dated May 20, 2021, by and among SEA 156 Leasing Co. Limited as Lessor and Telemachus Marine LLC as Lessee (incorporated by reference to Exhibit 4.15 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.11	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 253 Leasing Co. Limited as Lessor and Global Ship Lease 70 LLC as Lessee (incorporated by reference to Exhibit 4.16 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.12	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 254 Leasing Co. Limited as Lessor and Global Ship Lease 71 LLC as Lessee (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.13	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 251 Leasing Co. Limited as Lessor and Global Ship Lease 68 LLC as Lessee (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.14	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 252 Leasing Co. Limited as Lessor and Global Ship Lease 69 LLC as Lessee (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.15	Note Purchase Agreement, dated June 14, 2022, by and among Knausen Holding LLC and the purchasers named therein, relating to the 5.69% Senior Secured Notes due 2027 (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed on June 21, 2022).

4.16	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.17	2019 Omnibus Incentive Plan (as amended and restated on September 29, 2021) (incorporated by reference to Exhibit 4.21 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.18	Amended and Restated Service Agreement of Ian J. Webber, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of the Company’s Form 20-F filed on March 29, 2019).

4.19	Deed of Amendment of Amended and Restated Service Agreement of Ian J. Webber, dated October 16, 2018 (incorporated by reference to Exhibit 4.35 of the Company’s Form 20-F filed on March 29, 2019).

4.20	Non-Compete Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.21	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.22	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.23*	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and vessel-owning subsidiaries of Global Ship Lease, Inc.

4.24*	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and vessel-owning subsidiaries of Global Ship Lease, Inc.

4.25	Amended and Restated Employment Agreement, dated March 12, 2020, by and between GSL Enterprises Ltd. and Georgios Giouroukos (incorporated by reference to Exhibit 4.31 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.26	Amended and Restated Employment Agreement, dated March 12, 2020, by and between GSL Enterprises Ltd. and Anastasios Psaropoulos (incorporated by reference to Exhibit 4.32 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.27	Amendment to the Service Agreement of Ian J. Weber, dated September 29, 2021 (incorporated by reference to Exhibit 4.33 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.28	Employment Agreement, dated January 3, 2022, by and between GSL Enterprises Ltd. and Thomas Lister (incorporated by reference to Exhibit 4.34 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.29	Form of Supervision Agreement with Technomar Shipping Inc., as Supervision Managers (incorporated by reference to Exhibit 4.35 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.30*	$60.0 Million Credit Facility, dated December 30, 2021, by and among Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, E.SUN Commercial Bank, LTD, CATHAY United Bank, Mega International Commercial Bank CO., LTD, Offshore Banking Branch and Taishin International Bank as mandated lead arrangers, E.SUN Commercial Bank, LTD as facility agent and security agent.

4.31	At Market Issuance Sales Agreement, dated December 29, 2022, by and between the Company and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 of the Company’s Report on Form 6-K filed on January 4, 2023).

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers S.A.

15.2*	Consent of Maritime Strategies International Ltd.

15.3*	Consent of Watson Farley & Williams LLP

101*	Interactive Data Files (formatted as Inline XBRL).

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

90

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Name: Ian J. Webber
Title: Chief Executive Officer

Date: March 22, 2023

91

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

Backhaul. The weaker leg of a round trip voyage with less volume than the stronger headhaul leg or the return movement of a container-often empty-from a destination of unloading to a point of reloading of cargo.

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

92

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

Time charter and voyage expenses. Expenses incurred including brokerage commission and those for owner’s account attributable to a ship’s voyage, such as bunkers costs when the vessel is idle or off-hire and expenses incurred due to a ship’s voyage from a loading port to a discharging port, such as bunkers costs, port expenses, stevedoring costs, agents’ fees, canal dues, extra war risk insurance and commissions.

Utilization. The percentage of days for which owner receives charterhire. The difference to 100% or full utilization will be off-hire, both planned for, say, regulatory drydocking, and unplanned for, say, breakdown, and idle time between charters.

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

93

Global Ship Lease, Inc.

F- 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

F- 2

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

Impairment Assessment – Long-lived assets

As disclosed in Notes 2 and 4 to the consolidated financial statements, as of December 31, 2022 the Company’s fleet consisted of vessels with a total carrying value of $1.6 billion. Management reviews vessels held and used or to be disposed of by the Company for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers. The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet, (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values. Revenue assumptions are based on contracted time charter rates up to the end of the existing contract of each vessel and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s vessel impairment assessment. These procedures also included, among others, assessing the step one analysis of the impairment assessments with the relevant accounting framework; testing completeness, accuracy and relevance of underlying data used in the analysis; evaluating the appropriateness of the undiscounted cash flow model and the reasonableness of the significant assumption used by management relating to estimated time charter rates for non-contracted revenue days. The reasonableness of the estimated time charter rates was assessed by (i) comparing them to actual historical average time charter rates of the vessels and (ii) ensuring consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s undiscounted cash flow model and the reasonableness of the estimated time charter rates used in the model.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 22, 2023

We have served as the Company's auditor since 2018.

F- 3

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$120,130	$67,280
Time deposits		8,550	7,900
Restricted cash	3	28,363	24,894
Accounts receivable, net		3,684	3,220
Inventories	8	12,237	11,410
Prepaid expenses and other current assets	7	33,765	25,224
Derivative asset	9	29,645	533
Due from related parties	14	673	2,897
Total current assets		$237,047	$143,358
NON - CURRENT ASSETS
Vessels in operation	4	$1,623,307	$1,682,816
Advances for vessels acquisitions and other additions	4	4,881	6,139
Deferred charges, net	5	54,663	37,629
Other non-current assets	2p	31,022	14,010
Derivative asset, net of current portion	9	33,858	6,694
Restricted cash, net of current portion	3	121,437	103,468
Total non - current assets		1,869,168	1,850,756
TOTAL ASSETS		$2,106,215	$1,994,114
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	10	$22,755	$13,159
Accrued liabilities	11	36,038	32,249
Current portion of long - term debt	12	189,832	190,316
Current portion of deferred revenue		12,569	8,496
Due to related parties	14	572	543
Total current liabilities		$261,766	$244,763
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	12	$744,557	$880,134
Intangible liabilities - charter agreements	6	14,218	55,376
Deferred revenue, net of current portion	3	119,183	101,288
Total non - current liabilities		877,958	1,036,798
Total liabilities		$1,139,724	$1,281,561
Commitments and Contingencies	15	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,990,288 shares issued and outstanding (2021 - 36,464,109 shares)	16	$359	$365
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2021 - 43,592 shares)	16	—	—
Additional paid in capital		688,262	698,463
Retained Earnings		246,390	13,498
Accumulated other comprehensive income		31,480	227
Total shareholders' equity		966,491	712,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,106,215	$1,994,114

 See accompanying notes to Consolidated Financial Statements

F- 4

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share and per share data)

		Year ended December 31,
	Note	2022	2021	2020
OPERATING REVENUES
Time charter revenue (include related party revenues of $66,929, $144,681 and $142,826 for each of the years ended December 31, 2022, 2021 and 2020, respectively)	13, 14	$604,487	$402,524	$282,272
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $5,385, $6,882 and $1,782 for each of the years ended December 31, 2022, 2021 and 2020, respectively)	6,14	41,158	45,430	541
Total operating revenues		645,645	447,954	282,813

OPERATING EXPENSES:
Vessel operating expenses (include related party vessels operating expenses of $16,642, $15,294 and $12,580 for each of the years ended December 31, 2022, 2021 and 2020, respectively)	14	167,444	130,304	102,837
Time charter and voyages expenses (include related party time charter and voyage expenses of $6,289, $3,583 and $2,446 for each of the years ended December 31, 2022, 2021 and 2020, respectively)	14	21,154	13,100	11,149
Depreciation and amortization	4, 5	81,303	61,563	46,978
Impairment of vessels	4	3,033	—	8,497
General and administrative expenses		18,526	13,240	8,350
(Gain)/loss on sale of vessels	4	—	(7,770)	244
Operating Income		354,185	237,517	104,758

NON-OPERATING INCOME/(EXPENSES)
Interest income		2,512	449	956
Interest and other finance expenses (include $21,511 expenses relating to prepayment fees, acceleration of deferred financing costs, premium and acceleration of premium amortization, $5,764 and $2,831 Notes premium for each of the years ended December 31, 2022, 2021 and 2020, respectively)		(75,289)	(69,227)	(65,354)
Other income, net		1,782	2,812	1,252
Fair value adjustment on derivative asset	9	9,685	—	—
Total non-operating expenses		(61,310)	(65,966)	(63,146)
Income before income taxes		292,875	171,551	41,612
Income taxes		50	(56)	(49)
Net Income		$292,925	$171,495	$41,563
Earnings allocated to Series B Preferred Shares	16	(9,536)	(8,263)	(3,995)
Net Income available to Common Shareholders		$283,389	$163,232	$37,568
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	18	36,603,134	35,125,003	17,687,137
Diluted	18	37,204,345	35,508,015	17,752,525
Net Earnings per Class A common share
Basic	18	7.74	4.65	1.23
Diluted	18	7.62	4.60	1.22

See accompanying notes to Consolidated Financial Statements

F- 5

Global Ship Lease, Inc.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2022	2021	2020
Net Income available to Common Shareholders		$283,389	$163,232	$37,568
Other comprehensive income:
Cash Flow Hedge:
Unrealized gain on derivative assets	9	31,221	227	—
Amortization of interest rate cap premium		1,123	—	—
Amounts reclassified to earnings	9	(1,091)	—	—
Total Other Comprehensive Income		31,253	227	—
Total Comprehensive Income		$314,642	$163,459	$37,568

See accompanying notes to Consolidated Financial Statements

F- 6

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars )

		Year ended December 31,
	Note	2022	2021	2020
Cash flows from operating activities:
Net income		$292,925	$171,495	$41,563
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		81,303	61,563	46,978
Impairment of vessels	4	3,033	—	8,497
(Gain)/loss on sale of vessels	4	—	(7,770)	244
Amounts reclassified from other comprehensive income	9	(1,091)	—	—
Amortization of derivative assets’ premium		1,123	—	—
Amortization of deferred financing costs	12	11,233	8,279	4,085
Amortization of original issue premium of notes/premium on repurchase of notes		762	8,615	3,269
Amortization of intangible (liabilities)/assets - charter agreements	6	(41,158)	(45,430)	(541)
Fair value adjustment on derivative asset	9	(9,685)	—	—
Prepayment fees on debt repayment	12	15,197	3,230	—
Share based compensation	17	10,104	3,510	1,998
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets		(26,017)	(33,211)	3,132
(Increase) in inventories		(827)	(5,094)	(721)
Increase in derivative assets	9	(15,370)	(7,000)	—
Increase/(decrease) in accounts payable and other liabilities		6,187	5,939	(2,215)
Increase/(decrease) in related parties' balances, net		2,253	(1,107)	2,504
Increase/(decrease) in deferred revenue	3	21,968	104,160	(4,364)
Unrealized foreign exchange loss		1	—	—
Net cash provided by operating activities		$351,941	$267,179	$104,429
Cash flows from investing activities:
Acquisition of vessels and intangibles		—	(463,750)	(23,060)
Cash paid for vessel expenditures		(5,460)	(4,611)	(4,089)
Net proceeds from sale of vessels		—	16,514	6,852
Advances for vessel acquisitions and other additions		(3,772)	(3,276)	(4,541)
Cash paid for drydockings		(24,457)	(19,226)	(14,756)
Time deposits acquired		(650)	(7,900)	—
Net cash used in investing activities		$(34,339)	$(482,249)	$(39,594)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	12	—	22,701	20,054
Repurchase of 2022 Notes, including premium	12	—	(239,183)	(91,971)
Repurchase of 2024 Notes, including premium	12	(119,871)	—	—
Proceeds from drawdown of credit facilities and sale and leaseback	12	60,000	744,506	47,000
Proceeds from 2027 Secured Notes	12	350,000	—	—
Repayment of credit facilities and sale and leaseback	12	(167,056)	(115,502)	(64,311)
Repayment of refinanced debt, including prepayment fees	12	(276,671)	(152,862)	(44,366)
Deferred financing costs paid		(9,655)	(13,790)	(1,193)
Net proceeds from offering of Class A common shares, net of offering costs	16	—	67,549	(74)
Cancellation of Class A common shares	16	(20,011)	(10,000)	—
Proceeds from offering of Series B preferred shares, net of offering costs	16	(17)	51,234	18,647
Class A common shares - dividend paid	16	(50,497)	(27,940)	—
Series B Preferred Shares - dividend paid	16	(9,536)	(8,263)	(3,995)
Net cash (used in)/provided by financing activities		$(243,314)	$318,450	$(120,209)
Net increase/(decrease) in cash and cash equivalents and restricted cash		74,288	103,380	(55,374)
Cash and cash equivalents and restricted cash at beginning of the year		195,642	92,262	147,636
Cash and cash equivalents and restricted cash at end of the year		$269,930	$195,642	$92,262
Supplementary Cash Flow Information:
Cash paid for interest		$51,490	$49,528	$59,769
Cash received from interest rate caps		9,245	—	—
Non-cash investing activities:
Unpaid capitalized expenses		9,022	—	—
Unpaid drydocking expenses		11,447	5,799	1,321
Unpaid vessel expenditures		—	6,257	4,127
Unpaid advances for vessels' acquisitions and other additions		—	1,499	—
Acquisition of vessels and intangibles		—	96,344	—
Non-cash financing activities:
Issuance of 2024 Notes for the acquisition of vessels		—	35,000	—
Premium on the 2024 Notes issued for the acquisition of vessels		—	1,680	—
Unpaid offering costs		283	—	—
Unrealized gain on derivative assets		31,221	227	—

See accompanying notes to Consolidated Financial Statements

F- 7

Global Ship Lease, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	(Accumulated Deficit)/ Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2020	17,556,738	14,428	250,000	$ 175	$ —	$3	$565,586	$ (159,362)	$ —	$ 406,402
Stock-based compensation expense (Note 17)	184,270	—	—	2	—	—	1,998	—	—	2,000
Issuance of Class A common shares, net of offering costs (Notes 16 and 17)	—	—	—	—	—	—	(76)	—	—	(76)
Net Income for the year	—	—	—	—	—	—	—	41,563	—	41,563
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(3,995)	—	(3,995)
Issuance of Series B Preferred shares, net of offering costs	—	8,394	—	—	—	—	18,847	—	—	18,847
Balance at December 31, 2020	17,741,008	22,822	250,000	$ 177	$ —	$ 3	$ 586,355	$ (121,794)	$ —	$ 464,741
Stock-based compensation expense (Note 17)	747,604	—	—	8	—	—	3,502	—	—	3,510
Issuance of Class A common shares, net of offering costs (Notes 16 and 17)	5,541,959	—	—	55	—	—	67,494	—	—	67,549
Conversion of Series C Preferred shares to Class A common shares (Note 16)	12,955,188	—	(250,000)	130	—	(3)	(127)	—	—	—
Cancellation of Class A common shares (Note 16)	(521,650)	—	—	(5)	—	—	(9,995)	—	—	(10,000)
Other comprehensive income	—	—	—	—	—	—	—	—	227	227
Net Income for the year	—	—	—	—	—	—	—	171,495	—	171,495
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(8,263)	—	(8,263)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	20,770	—	—	—	—	51,234	—	—	51,234
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(27,940)	—	(27,940)
Balance at December 31, 2021	36,464,109	43,592	—	$ 365	$ —	$ —	$ 698,463	$ 13,498	$ 227	$ 712,553
Stock-based compensation expense (Note 17)	586,819	—	—	5	—	—	10,099	—	—	10,104
Cancellation of Class A common shares (Note 16)	(1,060,640)	—	—	(11)	—	—	(20,000)	—	—	(20,011)
Other comprehensive income	—	—	—	—	—	—	—	—	31,253	31,253
Net Income for the year	—	—	—	—	—	—	—	292,925	—	292,925
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(9,536)	—	(9,536)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	—	—	—	—	—	(300)	—	—	(300)
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(50,497)	—	(50,497)
Balance at December 31, 2022	35,990,288	43,592	—	$ 359	$ —	$ —	$ 688,262	$ 246,390	$ 31,480	$ 966,491

See accompanying notes to Consolidated Financial Statements

F- 8

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

In 2021, the Company purchased 23 vessels. Seven containerships of approximately 6,000 TEU each (the “Seven Vessels”), were purchased for an aggregate purchase price of $116,000. Four vessels were delivered in April 2021, two in May 2021 and the seventh vessel in July 2021. Twelve containerships were purchased from Borealis Finance LLC (the “Twelve Vessels”) for an aggregate purchase price of $233,890. The Twelve Vessels were delivered in July 2021. Four 5,470 TEU Panamax containerships (the “Four Vessels”) for an aggregate purchase price of $148,000. Three vessels were delivered in September 2021 and the fourth vessel in October 2021.

With these additions and following the sale of La Tour on June 30, 2021, the Company’s fleet comprises 65 containerships with average age weighted by TEU capacity of 15.9 years.

The following table provides information about the 65 vessels owned as at December 31, 2022.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	Zim Norfolk (ex UASC Al Khor) (14)	9,115	2015	2Q27
Penelope Marine LLC	Marshall Islands	Zim Xiamen (ex Maira XL) (14)	9,115	2015	3Q27
Telemachus Marine LLC (3)	Marshall Islands	Anthea Y	9,115	2015	3Q23
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q27(4)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	3Q24(5)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	3Q23(5)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	3Q23(5)
Alexander Marine LLC	Marshall Islands	Mary	6,927	2013	4Q28(6)
Hector Marine LLC	Marshall Islands	Kristina	6,927	2013	3Q29(6)
Ikaros Marine LLC	Marshall Islands	Katherine	6,927	2013	1Q29(6)
Philippos Marine LLC	Marshall Islands	Alexandra	6,927	2013	2Q29(6)
Aristoteles Marine LLC	Marshall Islands	Alexis	6,882	2015	2Q29(6)
Menelaos Marine LLC	Marshall Islands	Olivia I	6,882	2015	2Q29(6)
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,840	2002	3Q24
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,840	2002	3Q23
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	6,621	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24

F- 9

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

1. Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	2Q24(7)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q24(7)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q24(7)
GSL Violetta LLC (3)	Liberia	GSL Violetta	6,008	2000	4Q24(7)
GSL Tegea LLC	Liberia	GSL Tegea	5,992	2001	3Q24(7)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	3Q24(7)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	3Q24(7)
Tasman Marine LLC	Marshall Islands	Tasman	5,936	2000	4Q23(8)
Hudson Marine LLC	Marshall Islands	Zim Europe	5,936	2000	1Q24
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	2Q24
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q24(9)
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	4Q24(9)
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q24(9)
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	4Q24(9)
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q25
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q24(10)
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27(11)
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28(11)
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28(11)
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28(11)
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	1Q23
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	2Q23
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,404	2013	3Q25
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	4Q24
Global Ship Lease 62 LLC	Liberia	Matson Molokai	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	1Q23
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	1Q25
Pericles Marine LLC	Marshall Islands	Athena	2,762	2003	2Q24
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth (12)	2,741	2006	2Q23
Global Ship Lease 65 LLC	Liberia	tbr GSL Chloe (13)	2,546	2012	4Q24
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	1Q23
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	1Q23
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	1Q23
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q24
Global Ship Lease 38 LLC	Liberia	Manet	2,272	2001	4Q24
Global Ship Lease 40 LLC	Liberia	Keta	2,207	2003	1Q25
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	1Q23
Global Ship Lease 45 LLC	Liberia	Kumasi	2,207	2002	1Q25
Global Ship Lease 44 LLC	Liberia	Akiteta	2,207	2002	4Q24
Global Ship Lease 67 LLC	Liberia	GSL Amstel	1,118	2008	3Q23

F- 10

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

1. Description of Business (continued)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)	Currently, under a sale and leaseback transaction (see note 2p);
(4)	GSL Ningbo was forward fixed to a leading liner company for minimum 48 months - maximum 52 months. The new charter is scheduled to commence in 3Q 2023;
(5)	GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year each at the option of the charterer. The first of these extension options was exercised for both vessels in 2Q 2022 and commenced for GSL Grania and for GSL Kalliopi in 3Q and in 4Q 2022, respectively;
(6)	Mary, Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to a leading liner company for 60 months +/- 45 days, after which the charterer has the option to extend each charter for a further two years; The new charters are scheduled to commence as each of the existing charters expire, between approximately December 2023 and August 2024;
(7)	GSL Arcadia, GSL Melita, GSL Maria, GSL Violetta, GSL Tegea, GSL Dorothea, GSL MYNY. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time - for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey;
(8)	Tasman. 12-month extension at charterer’s option was exercised in 2Q 2022 and commenced in 3Q 2022;
(9)	GSL Kithira, GSL Tripoli, GSL Syros, GSL Tinos were chartered for a period of three years, after which the charterer has the option to extend each charter for a further three years;
(10)	Orca I. After the initial firm period of the charter, the charterer has the option to extend the charter for a further 12-14 months;
(11)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America were each forward fixed to a leading liner company for a period of five years with up to +/- 45 days in charterer’s option. The new charter for GSL Susan commenced in October 2022, while the remaining charters are scheduled to commence in March 2023;
(12)	GSL Elizabeth was chartered to a leading liner company for a period of four to seven months and the new charter commenced in 4Q 2022;
(13)	“tbr” means “to be renamed”;
(14)	On May 22, 2022, UASC Al Khor was renamed Zim Norfolk. On July 11, 2022, Maira XL was renamed Zim Xiamen.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

On March 25, 2019, the Company’s common shares began trading on a reverse-split-adjusted basis, following approval received from the Company’s shareholders at a Special Meeting held on March 20, 2019 and subsequently approval from the Company’s Board of Directors to reverse split the Company’s common shares at a ratio of one-for-eight. The Class A common shares per share amounts disclosed in the consolidated financial statements and notes give effect to the reverse stock split retroactively, for all years presented.

During the year ended December 31, 2022, the Company has made reclassifications to the prior year statement of cash flows to correct and reclassify debt premiums paid from operating outflows to financing outflows which resulted in a decrease in operating outflows and increase in financial outflows of $3,230 for the year ended December 31, 2021. The Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were not material to any previously issued annual financial statements.

F- 11

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

 2. Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company applied the amendments prospectively through December 31, 2022. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, in December 2022 the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848)”. The amendments of this update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. Currently, the Company has various other contracts that reference LIBOR. The Company has modified one contract to replace LIBOR with SOFR and elected to apply the modification accounting. There was no impact to the Company’s audited consolidated financial statements for the year ended December 31, 2022 as a result of adopting this standard.

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

Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the outbreak of COVID-19. The World Health Organization officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for the Company’s vessels may deteriorate and its operations and cash flows may be negatively impacted.

While the Company cannot predict the long-term economic impact of the COVID-19 pandemic, it will continue to actively monitor the situation and may take further actions to alter the Company’s business operations that it determines are in the best interests of its employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where the Company operates. As a result, many of the Company’s estimates and assumptions required increased judgement and carry a higher degree of variability and volatility. The ultimate effects that any such alterations or modifications may have on the Company’s business are not clear, including any potential negative effects on its business operations and financial results.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other material interests. All significant intercompany balances and transactions have been eliminated in the Company’s consolidated financial statements.

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

(h) Accounts receivable, net

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $nil as of December 31, 2022 (2021: $nil).

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2022, 2021 and 2020.

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

(j) Deferred charges, net

Drydocking costs are reported in the Consolidated Balance Sheets within "Deferred charges, net", and include planned major maintenance and overhaul activities for ongoing certification. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period of five years until approximately the next scheduled drydocking. Any remaining unamortized balance from the previous drydocking is written-off.

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

(k) Intangible assets and liabilities - charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

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

Through the latter part of 2022, the Company noted that charter rates in the spot market had come under pressure and accordingly determined that events occurred and circumstances had changed, which indicated that potential impairment of the Company’s long-lived assets could exist. These indicators included continued volatility in the spot market and the related impact of the current container sector on management’s expectation for future revenues. As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2022 and step two of the impairment analysis was required for one vessel group, as its undiscounted projected net operating cash flows did not exceed its carrying value. As a result, the Company recorded an impairment loss of $3,033 for one vessel asset group with a total aggregate carrying amount of $9,033 which was written down to its fair value of $6,000 (see note 4).

Through 2021, the Company evaluated the impact of current economic situation on the recoverability of all its vessel groups and determined that there was no triggering event and no impairment test was performed for the year ended December 31, 2021.

Through 2020, whilst charter rates in the spot market and asset values saw improvements, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a review for impairment for vessel groups where the carrying value as at December 31, 2020 might not be recoverable. As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2020. As the undiscounted projected net operating cash flows of each of the vessel groups exceeded the carrying amount, step two of the impairment test was not required and there were no impairment charges as of December 31, 2020.

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

(n) Preferred shares

The Series B Preferred Shares were originally issued in August 2014 and have been included within Equity in the Consolidated Balance Sheets since their initial issue in August 2014 and increased in 2019, 2020 and 2021 with the introduction of ATM program see note 16, and the dividends are presented as a reduction of Retained Earnings or addition to Accumulated Deficit in the Consolidated Statements of Changes in Shareholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of these redeemable perpetual preferred shares, which may only be redeemed at the discretion of the Company, are entitled to receive a dividend equal to 8.75% on the original issue price, should such dividend be declared, and rank senior to the common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

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

(o) Other comprehensive income

Other comprehensive income, which is reported in the Consolidated Statements of Changes in Shareholders’ Equity, consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Under ASU 2011-05, an entity reporting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. For year ended December 31, 2022 the Company recorded an unrealized gain on the interest rate caps, , amortization of interest rate cap premium and an amount reclassified to earnings of $31,221, $1,123 and ($1,091), respectively, reported as a component of other comprehensive income and presented in the Consolidated Statements of Comprehensive Income (see note 9). For year ended December 31, 2021, the Company recorded an unrealized gain on the interest rate caps of $227, $nil for amortization of interest rate cap premium and no amount reclassified to earnings.

(p) Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the years ended December 31, 2022 and 2021, an amount of $10,899 and $15,869, respectively, has been recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of December 31, 2022, current and non-current portion from implementing the straight-line basis, amounting to $6,487 ($2,866 and $nil as for December 31, 2021 and 2020, respectively) and $21,144 ($14,010 and $nil as for December 31, 2021 and 2020, respectively), respectively, are presented in the Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively.

F- 16

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(p) Revenue recognition and related expense (continued)

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

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out - bareboat-out arrangements.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(s) Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. Otherwise, the Company’s vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses.

The Cyprus and Hong Kong subsidiaries are also liable for income tax on any interest income earned from non-shipping activity.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax for 2022 is 19% (2021: 19% and 2020:19%). There has been no change to the applicable tax rate in the year. In the Spring Budget 2021, the UK government announced an increase in the main corporation tax rate from 19% to 25% with effect from 1 April 2023.

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
(ii)

There is a minimum concentration of credit risk with respect to cash and cash equivalents at December 31, 2022, to the extent that substantially all of the amounts are deposited with nine banks (2021: ten banks). The Company believes this risk is remote as the banks are high credit quality financial institutions.

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

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(x) Fair Value Measurement and Financial Instruments

Financial instruments carried on the Consolidated Balance Sheets include cash and cash equivalents, restricted cash, time deposits, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Through the latter part of 2022, the Company noted that charter rates in the spot market had come under pressure and accordingly determined that events occurred and circumstances had changed, which indicated that potential impairment of the Company’s long-lived assets could exist. These indicators included continued volatility in the spot market and the related impact of the current container sector on management’s expectation for future revenues. As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2022 and step two of the impairment analysis was required for one vessel group, as its undiscounted projected net operating cash flows did not exceed its carrying value. As a result, the Company recorded an impairment loss of $3,033 for one vessel asset group with a total aggregate carrying amount of $9,033 which was written down to its fair value of $6,000.

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

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $9,685 as at December 31, 2022 was recorded through Consolidated Statements of Income ($nil for December 31, 2021 and 2020). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

F- 19

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(x) Fair Value Measurement and Financial Instruments (continued)

As of December 31, 2022, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $1,091 was reclassified from other comprehensive income to the Consolidated Statements of Income.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs – Level 2 inputs). As of December 31, 2022 and 2021, the Company recorded a derivative asset of $63,503 and $7,227, respectively (see note 9).

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

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

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

(y) Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million (“December 2021 hedging”), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

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

(y) Derivative instruments (continued)

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

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $9,685 as at December 31, 2022 was recorded through Consolidated Statements of Income ($nil for December 31, 2021 and 2020). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see note 9).

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2022, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $1,091 was reclassified from other comprehensive income to the Consolidated Statements of Income.

(z) Recently issued accounting standards

The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its consolidated financial statements.

3. Restricted Cash

Restricted cash as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Retention accounts	$23,903	$11,276
Restricted bank deposits/Drydock reserves	4,460	13,618
Total Current Restricted Cash	$28,363	$24,894

Cash collateral(*)	$118,471	$100,000
Guarantee deposits	20	20
Restricted bank deposits/Drydock reserves	2,446	2,948
Cash in custody	500	500
Total Non - Current Restricted Cash	121,437	103,468
Total Current and Non - Current Restricted Cash	$149,800	$128,362

(*)	Advances from charterers.

F- 21

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4. Vessels in Operation

Vessels in Operation as of December 31, 2022, 2021 and 2020 consisted of the following:

	Vessel Gross Cost, as adjusted for impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2020	$1,306,936	$(151,350)	$1,155,586
Additions	41,710	—	41,710
Disposals	(7,058)	—	(7,058)
Depreciation	—	(41,158)	(41,158)
Impairment Loss	(43,803)	35,306	(8,497)
As of December 31, 2020	$1,297,785	$(157,202)	$1,140,583

Additions	603,514	—	603,514
Disposals	(23,167)	14,445	(8,722)
Depreciation	—	(52,559)	(52,559)
As of December 31, 2021	$1,878,132	$(195,316)	$1,682,816

Additions	11,756	—	11,756
Depreciation	—	(68,232)	(68,232)
Impairment loss	(3,730)	697	(3,033)
As of December 31, 2022	$1,886,158	$(262,851)	$1,623,307

As of December 31, 2022, the Company had made additions for vessel expenditures and ballast water treatments.

2021 Vessels acquisitions

In September and October 2021, the Company took delivery of the Four Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
GSL Tripoli	5,470	2009	37,000	September 1, 2021
GSL Tinos	5,470	2010	37,500	September 9, 2021
GSL Syros	5,470	2010	37,500	September 13, 2021
GSL Kithira	5,470	2009	36,000	October 13, 2021

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

The charters in place at the time of the purchase of the Twelve Vessels resulted in an intangible liability of $76,193 that was recognized and will be amortized over the remaining useful life of the charters.

In April, May and July 2021, the Company took delivery of the Seven Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery Date
GSL MYNY	6,008	2000	17,600	July 28, 2021
GSL Melita	6,008	2001	15,500	May 25, 2021
GSL Violetta*	6,008	2000	17,300	April 28, 2021
GSL Maria*	6,008	2001	16,600	April 28, 2021
GSL Arcadia	6,008	2000	18,000	April 26, 2021
GSL Dorothea	5,992	2001	15,500	April 26, 2021
GSL Tegea	5,992	2001	15,500	May 17, 2021

*	The charters of these vessels resulted in an intangible liability of $3,051 that was recognized and amortized over the remaining useful life of the charters. As of December 31, 2022, the intangible liability relating to the Seven Vessels had been fully amortized.

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

2020 Vessels acquisitions (continued)

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

The net loss from the sale of both vessels in 2020 was $244.

Impairment

Through the latter part of 2022, the Company noted that charter rates in the spot market had come under pressure and accordingly determined that events occurred and circumstances had changed, which indicated that potential impairment of the Company’s long-lived assets could exist. These indicators included continued volatility in the spot market and the related impact of the current container sector on management’s expectation for future revenues. As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2022 and step two of the impairment analysis was required for one vessel group, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $3,033 for one vessel group with a total aggregate carrying amount of $9,033 which was written down to its fair value of $6,000.

Through 2021, the Company evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there was no triggering event and no impairment test was performed for the year ended December 31, 2021.

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

The total impairment loss recognized for the years ended December 31, 2022, 2021 and 2020 amounted to $3,033, $nil and $8,497, respectively.

Collateral

As of December 31, 2022, 20 vessels were pledged as collateral under the 5.69% Senior Secured Notes due 2027 and 40 vessels under the Company’s loan facilities. Five vessels were unencumbered as of December 31, 2022.

F- 24

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4. Vessels in Operation (continued)

Advances for vessel acquisitions and other additions

As of December 31, 2022, and December 31, 2021, there were no advances for vessel acquisitions, as all vessels had been delivered as at these dates. As of December 31, 2022, and December 31, 2021, the Company had advances for other vessel additions mainly for ballast water treatment systems totaling $4,881 and $6,139, respectively.

5. Deferred charges, net

Deferred charges, net as of December 31, 2022, 2021 and 2020 consisted of the following:

Dry - docking Costs
As of January 1, 2020	$16,408
Additions	12,401
Amortization	(5,820)
Write - off	(38)
As of December 31, 2020	$22,951
Additions	23,704
Amortization	(9,004)
Write - off	(22)
As of December 31, 2021	$37,629
Additions	30,105
Amortization	(13,071)
As of December 31, 2022	$54,663

The Company follows the deferral method of accounting for dry-docking costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period of five years until approximately the next scheduled dry-docking, which is generally five years. Any remaining unamortized balance from the previous dry-docking are written-off.

6. Intangible Liabilities/Assets - Charter Agreements

Intangible Liabilities - Charter Agreements as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Opening balance	$55,376	$4,462
Additions	—	96,344
Amortization	(41,158)	(45,430)
Total	$14,218	$55,376

Intangible Assets – Charter Agreements as of December 31, 2021 and 2020 ($nil as of December 31, 2022 and 2021 as were fully amortized during 2020) consisted of the following:

	December 31, 2021	December 31, 2020
Opening balance	$—	$1,467
Amortization	—	(1,467)
Total	$—	$—

F- 25

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6 .Intangible Liabilities/Assets - Charter Agreements (continued)

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

Amortization income of intangible liabilities-charter agreements for the years ended December 31, 2022, 2021 and 2020 was $41,158 and $45,430 and $541 ($2,008 amortization income of intangible liabilities-charter agreements net of $1,467 amortization expense of intangible assets-charter agreements), including related party amortization of intangible liabilities-charter agreements of $5,385, $6,882, and $1,782 for each of the years ended December 31, 2022, 2021 and 2020, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to December 31, 2025 is estimated to be as follows:

Amount
December 31, 2023	$8,556
December 31, 2024	5,113
December 31, 2025	549
$14,218

The weighted average useful lives are 1.66 years for the remaining intangible liabilities-charter agreements terms.

7. Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets as at December 31, 2022 and December 31, 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Insurance and other claims	$15,008	$6,265
Advances to suppliers and other assets	6,946	7,963
Prepaid insurances	2,969	2,657
Other (1)	8,842	8,339
Total	$33,765	$25,224

(1)	Includes mainly current portion of the straight-line basis of revenue recognition.

8. Inventories

Inventories as at December 31, 2022 and December 31, 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Bunkers	$—	$1,187
Lubricants	10,048	8,462
Stores	1,643	1,358
Victualling	546	403
Total	$12,237	$11,410

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

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $9,685 and $nil as at December 31, 2022 and 2021, respectively, was recorded through Consolidated Statements of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. Amount received from interest rate caps for each of the years ended December 31, 2022, 2021 and 2020 was $9,245, $nil and $nil, respectively.

	December 31, 2022	December 31, 2021
Opening balance	$7,227	$—
Derivative asset premium	15,370	7,000
Unrealized gain on derivative assets	31,221	227
Fair value adjustment on derivative asset	9,685	—
Closing balance	$63,503	$7,227
Less: Current portion of derivative assets	(29,645)	(533)
Non-current portion of derivative assets	$33,858	$6,694

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedges no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2022, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $1,091 was reclassified from other comprehensive income to the Consolidated Statements of Income.

10. Accounts Payable

Accounts payable as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Suppliers, repairers	$12,802	$6,339
Insurers, agents and brokers	510	355
Payables to charterers	6,306	1,566
Other creditors	3,137	4,899
Total	$22,755	$13,159

F- 27

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11. Accrued Liabilities

Accrued liabilities as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Accrued expenses	$26,676	$28,557
Accrued interest	9,362	3,692
Total	$36,038	$32,249

12. Long-Term Debt

Long-term debt as of December 31, 2022 and 2021 consisted of the following:

Facilities	December 31, 2022	December 31, 2021
2027 Secured Notes (a)	$336,875	$—
E.SUN, MICB, Cathay, Taishin Credit Facility (b)	46,500	—
Sinopac Credit Facility (c)	9,900	11,580
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (d)	100,000	132,000
Deutsche Credit Facility (e)	44,695	49,345
HCOB Credit Facility (f)	40,794	56,844
CACIB, Bank Sinopac, CTBC Credit Facility (g)	44,050	49,150
New Hayfin Credit Facility (h)	—	204,129
Chailease Credit Facility (i)	3,852	5,568
2024 Notes (j)	—	117,520
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (k)	181,200	213,200
Blue Ocean Junior Credit Facility (k, l)	—	26,205
Hellenic Bank Credit Facility (m)	—	41,700
	$807,866	$907,241
2022 Notes (n)	—	233,436
Less redemptions and repurchases (n)	—	(233,436)
2022 Notes (n)	$—	$—
Total credit facilities	$807,866	$907,241
Sale and Leaseback Agreement CMBFL - $120,000 (o)	89,838	115,238
Sale and Leaseback Agreement CMBFL - $54,000 (p)	41,850	49,950
Sale and Leaseback Agreement - Neptune $14,735 (q)	9,971	13,147
Total Sale and Leaseback Agreements	$141,659	$178,335
Total borrowings	$949,525	$1,085,576
Less: Current portion of long-term debt	(155,424)	(153,641)
Less: Current portion of Sale and Leaseback Agreements (o,p,q)	(34,408)	(36,675)
Plus: Original issue premium of 2024 Notes (j)	—	1,588
Less: Deferred financing costs (s)	(15,136)	(16,714)
Non-current portion of Long-Term Debt	$744,557	$880,134

F- 28

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

a)	5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private placement of $350,000 of privately rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

The Company used the net proceeds from the private placement for the repayment of the remaining outstanding balances on its New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were allocated for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note shall be paid in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

As of December 31, 2022, the outstanding balance of this facility was $336,875.

b)	$60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company via its subsidiaries Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). The Company using a portion of the net proceeds from this credit facility fully prepaid the outstanding amount of the Blue Ocean Junior Credit facility, amounting to $26,205 plus a prepayment fee of $3,968. All three tranches were drawn down in January 2022.

The new Facility is repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of this facility was $46,500.

c)	$12.0 Million Sinopac Capital International Credit Facility

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

As of December 31, 2022, the outstanding balance of this facility was $9,900.

F- 29

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

d)	$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

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

The Facility is repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon of $35,600 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of this facility was $100,000.

e)	$51.7 Million Deutsche Bank AG Credit Facility

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

As of December 31, 2022, the outstanding balance of this facility was $44,695.

f)	$64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB Credit Facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.

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

As of December 31, 2022, the outstanding balance of this facility was $40,794.

g)	$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

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

F- 30

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

g)	$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility (continued)

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of this facility was $44,050.

h)	$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, the Company entered into the New Hayfin Credit Facility amounting to $236,200, and on January 19, 2021, the Company drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021, see note 12n below. The New Hayfin Credit Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6,560, along with a balloon payment at maturity. The New Hayfin Credit Facility is secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, the Company additionally repaid $5,831, and the vessel was released as collateral under the Company’s New Hayfin Credit Facility. On June 16, 2022, the Company used a portion of the proceeds from the private placement for the full prepayment of the remaining outstanding balance $197,569 plus a prepayment fee of $11,229.

As of December 31, 2022, the outstanding balance of this facility was $nil.

i)	$9.0 Million Chailease Credit Facility

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

This facility bears interest at LIBOR plus a margin of 4.20% per annum.

As of December 31, 2022, the outstanding balance of this facility was $3,852.

j)	Redemption of 8.00% Senior Unsecured Notes due 2024

On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which matured on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes was payable on the last day of February, May, August and November of each year commencing on February 29, 2020.

The Company had the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.

On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent could offer and sell from time to time newly issued 2024 Notes.

In July 2021, the Company agreed to purchase the Twelve Vessels for an aggregate purchase price of $233,890, part of which was financed by the issuance of $35,000 2024 Notes to the sellers. The remaining purchase price was financed by cash on hand and a new syndicated credit facility for a total of $140,000 (see note 12d).

F- 31

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.Long-Term Debt (continued)

j)	Redemption of 8.00% Senior Unsecured Notes due 2024 (continued)

On April 5, 2022 the Company completed the partial redemption of $28,500 aggregate principal amount of the Notes (the “Redeemed Notes”) at a redemption price equal to 102.00% of the principal amount thereof plus accrued and unpaid interest. Upon completion of the redemption the outstanding aggregate principal amount of the 2024 Notes was $89,020. On July 15, 2022, the 2024 Notes were fully repaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 Secured Notes, pursuant to a note purchase agreement, dated June 14, 2022. Total loss on redemption was $2,350 and is recorded within the Consolidated Statements of Income for the year ended December 31, 2022 in line “Interest and other finance expenses”.

As of December 31, 2022, the outstanding aggregate principal amount of the 2024 notes was $nil.

k)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

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

Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate is SOFR plus a margin of 3.00% plus Credit Adjustment Spread (“CAS”) and is payable at each quarter end date.

As of December 31, 2022, the outstanding balance of this facility was $181,200.

l)	$38.5 Million Blue Ocean Junior Credit Facility

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

The Company fully drew down the facility on September 23, 2019 and it was scheduled to be repaid in a single instalment on the termination date which fell on September 24, 2024. This facility bears interest at 10.00% per annum.

During the year ended December 31, 2021, the Company used a portion of the net proceeds from the at-the-market issuance programs to prepay an amount of $12,295 under this facility plus a prepayment fee of $1,618.

On January 19, 2022, the Company used a portion of the net proceeds from the new facility agreement entered on December 30, 2021 with E.SUN, MICB, Cathay, Taishin, to fully prepay the amount of $26,205 under this facility, plus a prepayment fee of $3,968.

As of December 31, 2022, the outstanding balance of this facility was $nil.

F- 32

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

m)	$59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. Borrowings under the Hellenic Bank Facility were available in tranches and were used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.

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

On June 24, 2022, the Hellenic Bank credit Facility was fully prepaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 Secured Notes, pursuant to a note purchase agreement, dated June 14, 2022.

As of December 31, 2022, the outstanding balance of this facility was $nil.

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

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on 16 of our vessels at that time and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.

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

On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Credit Facility, see note 12h above, and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds was $10,642 and is recorded within the Consolidated Statements of Income for the year ended December 31, 2021 as interest and other finance expenses.

F- 33

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

o)	$120.0 Million Sale and Leaseback agreements - CMBFL Four Vessels

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

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2022, the outstanding balance of these sale and lease back agreements was $89,838.

p)	$54.0 Million Sale and Leaseback agreement - CMBFL

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

As of December 31, 2022, the outstanding balance of this sale and leaseback agreement was $41,850.

q)	$14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing

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

As of December 31, 2022, the outstanding balance of this sale and leaseback agreement was $9,971.

F- 34

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

r)	Repayment Schedule

Maturities of long-term debt for the years subsequent to December 31, 2022 are as follows:

Payment due by year ended	Amount
December 31, 2023	189,832
December 31, 2024	169,679
December 31, 2025	128,828
December 31, 2026	276,706
December 31, 2027	162,718
December 31, 2028 and thereafter	21,762
$949,525

s)	Deferred Financing Costs

	December 31, 2022	December 31, 2021
Opening balance	$16,714	$11,203
Expenditure in the period	9,655	13,790
Amortization included within interest expense	(11,233)	(8,279)
Closing balance	$15,136	$16,714

During 2022, total costs amounting to $1,066 were incurred in connection with the Syndicated Senior Secured Credit facility (see note 12k), $1,180 in connection with E.SUN, MICB, Cathay, Taishin credit facility (see note 12b) and $7,409 in connection with the 2027 Secured Notes.

During 2021, total costs amounting $434 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 12j). In addition, total costs amounting $4,049 were incurred in connection with the New Hayfin Credit Facility (see note 12h), $777 in connection with the Deutsche Credit Facility (see note 12e), $1,386 in connection with the HCOB Credit Facility (see note 12f), $191 in connection with the Neptune sale and leaseback agreement (see note 12q), $984 in connection with the CACIB, Bank Sinopac, CTBC Credit Facility (see note 12g), $945 in connection with the CMBFL sale and lease back agreement (see note 12p), $252 in connection with the Sinopac Credit Facility (see note 12c), $2,852 in connection with the HCOB, CACIB Credit Facility (see note 12d) for financing the acquisition of the Twelve Vessels and $1,920 in connection with the Sale and Leaseback agreements with CMBFL for the Four Vessels (see note 12o) that were drawn down during the year ended December 31, 2021.

For the years ended December 31, 2022, 2021 and 2020, the Company recognized a total of $11,233, $8,279 and $4,085, respectively, in respect of amortization of deferred financing costs.

t)	Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or remedied.

As of December 31, 2022, and December 31, 2021, the Company was in compliance with its debt covenants.

F- 35

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

13. Time charter revenue

Operating revenue from significant customers (constituting more than 10% of total time charter revenue) was as follows:

	Year Ended December 31,
Charterer	2022	2021	2020
CMA CGM	29.62%	33.83%	50.60%
MAERSK	29.79%	22.81%	14.13%
MSC	5.28%	7.54%	12.86%
ZIM	10.73%	7.49%	3.51%

14. Related Party Transactions

CMA CGM has been presented as a related party due to the fact that as of December 31, 2021 and December 31, 2020, it was a shareholder, owning Class A common shares representing 8.4% of voting rights in the Company. As of May 27, 2022, following the sale of its shares in the Company, CMA CGM is no longer a shareholder. Related party revenue and expenses shown on the Consolidated Statements of Income for CMA CGM are up to May 27, 2022.

Time Charter Agreements

A number of the Company’s time charter arrangements are with CMA CGM, representing 14.9% of gross revenues for the period it was considered to be a related party in the year ended December 31, 2022, 33.8% of gross revenues in the year ended December 31, 2021 and 50.6% of gross revenues in the year ended December 31, 2020. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Related party revenues generated from charters to CMA CGM are disclosed separately in the Consolidated Statements of Income.

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, among other things, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of December 31, 2022 and 2021, Technomar provided all day-to-day technical ship management services for all but the Twelve Vessels which were delivered in July 2021. Another third party provided such management on the Twelve Vessels, from the time of their delivery in July 2021 until a change of management for six of them in September 2021 to Technomar, and the remaining six vessels continued to be outsourced for day-to-day technical management to the third-party manager. The management fees charged to the Company by third party managers for the years ended December 31, 2022 and 2021, amounted to $1,488 and $834, respectively, (year ended December 31, 2020: $0) and are shown in “Vessels operating expenses” in the Consolidated Statements of Income. Technomar continues to supervise management for the six outsourced vessels.

The management fees charged to the Company by Technomar for the years ended December 31, 2022, 2021 and 2020, amounted to $16,642, $15,294 and $12,580, respectively and are shown under “Vessels operating expenses-related parties” in the Consolidated Statements of Income. Additionally, as of December 31, 2022 and 2021, outstanding receivables due from Technomar totaling $673 and $1,785, respectively, are presented under “Due from related parties”.

F- 36

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

14. Related Party Transactions (continued)

Ship Management Agreements (continued)

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos, the agreements were effective from the date of the completion of the Poseidon Transaction; for the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction till refinance of 2022 Notes which took place on January 2021, an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to all vessels that have been delivered; for all new acquired vessels during 2019 and going forward, the agreements were effective upon acquisition.

The fees charged to the Company by Conchart for the years ended December 31, 2022, 2021 and 2020, amounted to $6,289 and $3,583 and $2,446, respectively, and are disclosed within “Time charter and voyage expenses-related parties” in the Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under "Due to related parties" totaling to $572 and $41 as of December 31, 2022 and 2021, respectively.

The Company as per commercial management agreements has agreed to pay to the commercial manager who shall be named broker in each memorandum of agreement (or equivalent agreement) providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager.

15. Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 65 vessels as at December 31, 2022 is as follows:

Amount
December 31, 2023	$596,321
December 31, 2024	496,107
December 31, 2025	305,174
December 31, 2026	238,269
Thereafter	307,729
Total minimum lease revenue, net of address commissions	$1,943,600

F- 37

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

16. Share Capital

Common shares

As of December 31, 2022, the Company has one class of Class A common shares.

Restricted stock units or incentive stock units have been granted to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 17). In April 2020, the Company issued 184,270 shares under grants made under the 2019 Omnibus Incentive Plan (the “2019 Plan”). In 2021, 747,604 Class A common shares were issued under the 2019 Plan.

During the year ended December 31, 2022, a further 586,819 Class A common shares were issued under the 2019 Plan.

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

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after deducting underwriting discounts and commissions and expenses, were approximately $67,758. On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing the issued and outstanding shares. In April 2022, September 2022 and October 2022, the Company repurchased 184,684, 568,835 and 307,121 Class A common shares, respectively, reducing the issued and outstanding shares. As at December 31, 2022, the Company had 35,990,288 Class A common shares outstanding.

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

On May 10, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the first quarter 2021, paid on June 3, 2021 to common shareholders of record as of May 24, 2021, amounting to $9,347.

On August 5, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the second quarter 2021, paid on September 3, 2021 to common shareholders of record as of August 23, 2021, amounting to $9,358.

On November 2, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the third quarter 2021 paid on December 2, 2021 to common shareholders of record as of November 22, 2021, amounting to $9,235.

On November 22, 2021, the Board of Directors announced its intention to increase the quarterly dividend to be paid to common shareholders by 50% to $0.375 per share, with effect from the first quarter of 2022.

On February 10, 2022, the Company announced a dividend of $0.25 per Class A common share from the earnings of the fourth quarter of 2021 paid on March 4, 2022 to common shareholders of record as of February 22, 2022, amounting to $9,257.

F- 38

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

16. Share Capital (continued)

Common shares (continued)

On May 9, 2022, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2022 paid on June 2, 2022, to common shareholders of record as of May 24, 2022 amounting to $13,836.

On August 4, 2022, the Company announced a dividend of $0.375 per Class A common share from the earnings of the second quarter of 2022 paid on September 2, 2022 to common shareholders of record as of August 23, 2022 amounting to $13,856.

On November 9, 2022, the Company announced a dividend of $0.375 per Class A common share from the earnings of the third quarter of 2022 paid on December 2, 2022, to common shareholders of record as of November 22, 2022 amounting to $13,548.

Preferred shares

On August 20, 2014, the Company issued 1,400,000 Depositary Shares (the "Depositary Shares"), each of which represents 1/100th of one share of the Company's 8.75% Series B Cumulative Perpetual Preferred Shares ("Series B Preferred Shares") representing an interest in 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) (NYSE:GSL-B), priced at $25.00 per Depositary Share. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

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

On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional Depositary Shares. Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 Depositary Shares (representing an interest in 428 Series B Preferred Shares) for net proceeds net of offering costs of $856. During year ended December 31, 2020, the Company issued 839,442 Depositary Shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds net of offering costs of $18,847. During the year ended December 31, 2021, the Company issued 2,076,992 Depositary Shares for net proceeds net of offering costs of $51,234.

On December 29, 2022, the Company entered into a new At Market Issuance Sales Agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, up to $150,000,000 of its Depositary Shares. This new ATM Agreement terminated and replaced, in its entirety, the former at-the-market program that the Company had in place with the Agent for the Depositary Shares. Up to December 31, 2022, the Company had offering costs amounting to $300 and no sales had occurred under the new ATM Agreement.

As of December 31, 2022, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

F- 39

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17. Share-Based Compensation

On February 4, 2019, the Board of Directors adopted the Global Ship Lease, Inc. 2019 Omnibus Incentive Plan (“the 2019 Plan”).

The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as may be designated by them. Unless terminated earlier by the Board of Directors, the 2019 Plan will expire 10 years from the date on which the 2019 Plan was adopted by the Board of Directors.

Following the adoption of the 2019 Plan, previous plans adopted in 2015 and 2008 were terminated.

In 2019, the Board of Directors approved awards to the Company’s executive officers under the 2019 Plan, providing those executive officers with the opportunity to receive up to 1,359,375 Class A common shares in aggregate. The Board of Directors approved additional awards of 61,625 of Class A common shares to two other employees resulting in a total amount of awards of up to 1,421,000 shares. In July 2021, the Board of Directors approved the issuance of 17,720 shares to one member of senior management as a special bonus.

The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020, the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 1,008,253 incentive shares vested in the year ended December 31, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020. A further 747,604 Class A common shares were settled and issued during the year ended December 31, 2021. A total of 1,438,720 incentive shares had vested as at December 31, 2021, of which 931,874 and 408,096 had been issued in 2021 and 2022, respectively.

On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the 2019 Plan by 1,600,000 to 3,412,500, and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, were to vest quarterly up to September 30, 2025, when our stock price exceeded $27.00 and $30.00, respectively, over a 60-day period. The Compensation Committee and Board of Directors also approved an increase the maximum number of Class A common shares that each non-employee director may be granted in any one year to 25,000 and subsequently approved stock-based awards to the then seven non-executive directors totaling 105,000 shares of incentive stock, or 15,000 each, to vest in a similar manner to those awarded to senior management.

During the year ended December 31, 2022, 28,528 unvested share awards were cancelled or withdrawn on the resignations of two directors and an award of 13,780 was made to one new director to vest in a similar manner to the other awards, with the first tranche adjusted for the date of appointment of the director.

As at December 31, 2022, 3,028,972 incentive Class A common shares had been awarded under the 2019 Plan leaving 383,528 Class A common shares available to be awarded under the 2019 Plan.

During the years ended December 31, 2022 and 2021, 218,366 and 55,175 incentive shares vested, respectively, under the new awards , of which $178,723 and $nil had been issued in 2022 and 2021, respectively.

F- 40

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

17. Share-Based Compensation (continued)

A total of 1,712,261 incentive shares under both plans had vested as at December 31, 2022. Of the total incentive shares which vested under both plans up to December 31, 2022, 193,569 had not been issued.

Share based awards since January 1, 2021, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2021	928,908	$3.79	n/a
Granted in March 2021	61,625	11.72	n/a
Granted in July 2021	17,720	16.93	n/a
Granted in October 2021	1,605,000	22.35	n/a
Vested in year ended December 31, 2021	(1,063,428)	n/a	16.59
Unvested as at December 31, 2021	1,549,825	$22.35	n/a
Vested in year ended December 31, 2022	(218,366)	n/a	19.36
Cancelled in May 2022	(14,748)	n/a	n/a
Unvested as at December 31, 2022	1,316,711	$22.35	n/a

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

For the years ended December 31, 2022, 2021 and 2020, the Company recognized a total of $10,104, $3,510 and $1,998, respectively, in respect of stock-based compensation.

18. Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders.

At December 31, 2022 and 2021, there were 1,316,711 and 1,549,825, respectively, shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards approved on September 29, 2021.

F- 41

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

18. Earnings per Share (continued)

	December 31, 2022	December 31, 2021	December 31, 2020
Numerator:
Net income attributable to common shareholders	$283,389	$163,232	$37,568
Undistributed income attributable to Series C participating preferred shares	—	—	(15,883)
Net income available to common shareholders, basic and diluted	$283,389	$163,232	$21,685

Net income available to:
Class A, basic and diluted	$283,389	$163,232	$21,685

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	36,603,134	35,125,003	17,687,137
Plus weighted average number of RSUs with service conditions	601,211	383,012	65,388
Common share and common share equivalents, dilutive	37,204,345	35,508,015	17,752,525

Basic earnings per share:
Class A	7.74	4.65	1.23

Diluted earnings per share:
Class A	7.62	4.60	1.22

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	$—	$—	$15,883
Basic weighted average number of Series C Preferred shares outstanding, as converted	—	—	12,955,187
Plus weighted average number of RSUs with service conditions	—	—	47,895
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	—	—	13,003,082
Basic earnings per share	—	—	1.23
Diluted earnings per share	—	—	1.22

19. Subsequent events

From January 1, 2023 and up to January 27, 2023, the Company repurchased a total of 582,178 common shares for a total investment of $10,000.

In February 2023, the Company declared a dividend of $0.375 per Class A common share from the earnings of the fourth quarter of 2022 to be paid on March 6, 2023 to common shareholders of record as of February 22, 2023 amounting to $13,548.

In February 2023, the Company agreed to sell GSL Amstel, a 1,118 TEU feeder and non-core asset with imminent special survey and dry-docking requirements, for approximately its book value as at December 31, 2022.

F- 42