Form 20-F
period 2023-12-31
Global Ship Lease, Inc.
filed 2024-03-20
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

9 Irodou Attikou Street, Kifisia, Athens 14561, Greece

(Address of principal executive offices)

Anastasios Psaropoulos, Chief Financial Officer, 9 Irodou Attikou Street, Kifisia, Athens 14651, Greece

Tel number: + 30 210 6233670

t.psaropoulos@globalshiplease.com

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

35,188,323 Class A common shares, par value of $0.01 per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.S. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

PART I

Unless the context otherwise requires, references to the “Company”, “we”, “us”, “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “Technomar” refers to Technomar Shipping Inc., our technical ship manager and “Conchart” refers to Conchart Commercial Inc., our commercial ship manager, “Managers” refers to Technomar and Conchart, together. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Report are in U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels or ships. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity. All share and per share amounts disclosed in this Annual Report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

 Not applicable.

D.	Risk Factors

The risks and uncertainties discussed below relate principally to the industry in which we operate and our business in general, and others relate to the market and ownership of our securities. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition and results of operations, cash available for the payment of dividends, and the market price of our securities. Our business, financial condition and results of operations and the market price of our securities could also be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks.

Risk Factor Summary

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

•	Our growth depends on continued growth in the demand for containerships, our ability to purchase additional vessels and obtain new charters. We may require additional financing to be able to grow and will face substantial competition to purchase vessels.

•	Should we expand our business or provide additional services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

•	Our third-party technical and commercial ship managers, Technomar and Conchart, are privately held companies and there is little or no publicly available information about them.

•	Due to our lack of diversification, adverse developments in the containership business could harm our business, results of operations and financial condition.

•	The volatile container shipping market and difficulty finding profitable charters for our vessels upon their expiry.

•	Our indebtedness could adversely affect our ability to raise additional capital to fund our operations or pursue other business opportunities and limit our ability to react to changes in the economy or our industry.

•	Despite our indebtedness levels, we may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

•	Our ability to comply with various financial and collateral covenants in our credit facilities.

•	Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

•	We must make substantial expenditures to maintain our fleet, meet new regulatory requirements, meet commercial requirements or to acquire vessels.

•	As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

•	Volatility in the Secured Overnight Financing Rate (“SOFR”) could affect our profitability, earnings and cash flow.

•	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

•	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

•	It may not be possible for investors to serve process on or enforce U.S. judgments against us.

•	Our Fourth Amended and Restated Bylaws include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

•	We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.

•	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches, or the failure or unavailability of these systems, could adversely affect our business and results of operations.

•	Our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. The container shipping industry is cyclical and volatile.

•	Our financial and operating performance may be adversely affected by global public health threats.

•	A decrease in the export of goods or an increase in trade protectionism may harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

•	The current state of the world financial markets, and economic and geopolitical conditions and conflicts could have a material adverse impact on our results of operations, financial condition and cash flows.

•	Increased competition in technology and innovation could reduce our charter hire income and our vessels’ values.

•	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and have a material adverse effect on the market for our securities.

•	Governments could requisition our vessels during a period of war or emergency without adequate compensation, which under most of our time charter agreements would permit the customer to terminate the charter agreement for that vessel.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect our business and operating results.

•	We are subject to regulation and liability under environmental laws, including - while not being limited to - those related to emissions, decarbonization and the climate emergency, that continue to develop and could require significant expenditures and affect our cash flows and net income.

•	Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.

•	We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

•	Future sales of our common stock could cause the market price of our common stock to decline.

•	Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which would reduce our cash flow.

Risks Relating to Our Business

Operating Revenue Risk

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are, and will continue to be, our sole source of operating cash flow. We are consequently dependent on the performance by our charterers of their obligations under the charters. The container shipping industry is cyclical and, whilst financial performance improved from time to time, suffered an extended cyclical downturn lasting from the Global Financial Crisis in 2008/2009 through 2016, with freight rates, charter rates, asset values, and liner operator earnings under pressure due to oversupply of container ship capacity. Industry conditions generally improved from 2017 through 2019. The compound annual growth rate (“CAGR”) of containerized trade volumes from 2010 through 2023 was 2.8%, incorporating the impact of negative growth in 2020 (COVID-19), the rebound in 2021, and further negative growth in 2022 and 2023 (geo-political tensions driving inflationary macro-economic headwinds). The uncertainty concerning the COVID-19 pandemic and its impact on container shipping and the macro-economic environment has waned significantly over the past year. However, global public health threats, such as the reemergence of a COVID-19 outbreak, influenza and other highly communicable diseases or viruses, could adversely impact our operations and our charterers and other counterparties’ ability or willingness to fulfill their obligations to us. Additionally, uncertainty exists regarding the broader global economic impact of geopolitical conflicts, such as the ongoing war in Ukraine, including the effect of sanctions imposed against Russia, the recent escalation of the Israel-Gaza conflict, other geopolitical tensions, such as those surrounding Taiwan and China, and the potential disruption to shipping routes including due to low water levels in the Panama Canal and ongoing attacks by Houthis on vessels in the Red Sea. Such uncertainty may adversely impact our business, and any escalation or spillover effects from these and similar conflicts may lead to further regional and international conflicts or armed action. It is possible that such conflicts could disrupt supply chains and cause instability in the global economy. Equally unpredictable is the impact these uncertainties may have upon our charterers’ operations and cash flows, and their payment of charter hire to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similar terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

Whilst there were no delays in receiving charter hire payments in 2022 or 2023, we may experience delays in receiving charter hire payments from some of our charterers, which under the charter contracts are due to be paid two weeks or one month in advance. As of December 31, 2023, no charter hire payments were outstanding.

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

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies. The opportunity to acquire additional containerships will, in part, depend on the state of and prospects for container shipping. The container shipping industry is both cyclical and volatile in terms of supply demand balance, freight rates, charter rates, vessel values and overall profitability. Although supply-side fundamentals have generally been improving since 2017, the industry remains vulnerable to an excess of supply of containership capacity and mediocre demand growth. As at December 31, 2023, idle capacity of the global containership fleet was 1.3%, and the global containership orderbook to fleet ratio was 26.8% - weighted heavily towards containerships larger than 10,000 TEU. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

 Acquisition of vessels will be challenging as, among other things, we may need to obtain additional financing in order to complete vessel purchases. In recent years, financing for investment in containerships, whether newbuildings or existing vessels, has been severely limited. Further, the cost of available financing is currently high and may increase significantly in the future. In addition, the number of lenders for shipping companies has fluctuated and lenders have generally lowered their loan-to-value advance ratios, shortened loan terms and accelerated repayment schedules. The actual or perceived credit quality of our charterers and proposed charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

The process of obtaining further vessels and new charters is highly competitive and depends on a variety of factors, including, among others:

•	competitiveness of overall price;

•	availability of committed financing;

•	containership leasing experience and quality of ship operations (including cost effectiveness);

•	shipping industry relationships and reputation for reliability, customer service and safety;

•	quality and experience of seafaring crew;

•	ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths for newbuildings;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications; and

•	the energy efficiency and carbon profile of ships, including technical advances in vessel design, capacity, propulsion technology and fuel consumption efficiency, of us and our competitors.

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

Our growth strategy includes, among other things, selectively acquiring secondhand and, potentially, newbuilding vessels and possibly seeking to diversify our asset base if an attractive investment opportunity presents itself. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and obtaining the necessary resources to manage an enlarged business. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ any acquired vessels under charters, that we will be able to purchase secondhand vessels or newbuildings at satisfactory prices or obtain ship management agreements with similar or better terms than those we have obtained from our current ship managers, that we will be able to purchase container shipping-related assets and subsequently lease them out at satisfactory prices or that we will not incur significant expenses and losses in connection with our future growth.

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

As of the date of this annual report, all of our vessels are technically managed by Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, for an annual management fee. Technomar provides all day-to-day technical ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, such as the arrangement, management of drydocking and services in relation to the European Union Emission Trading System (“EU ETS”).

Additionally, all of our vessels are commercially managed by Conchart, a company of which our Executive Chairman is the sole beneficial owner. The services provided by Conchart, as our commercial manager, include chartering, sale and purchase and post-fixture administration.

The fees and expenses payable pursuant to our technical and commercial ship management agreements with Technomar and Conchart, respectively, will be payable without regard to our business, results of operation and financial condition and we have limited rights to terminate our management agreements. The payment of fees to our managers could adversely affect our results of operations and ability to pay dividends. For additional information please see “Item 4. Information on the Company — B. Business Overview —Management of our Fleet.”

Our third-party technical and commercial ship managers are privately held companies and there is little or no publicly available information about them.

The ability of our third-party ship managers, Technomar and Conchart, to render technical and commercial ship management services will depend in part on their own financial strength. Circumstances beyond our control could impair our third-party ship managers’ financial strength, and because each is a privately held company, information about the financial strength of our third-party ship managers is not available. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our third-party ship managers even though their financial or other problems could have a material adverse effect on us.

Risks Relating to Certain of our Related Parties

Our Executive Chairman and our Managers may have conflicts of interest with us which may make them favor their own interests to our detriment.

Our Executive Chairman is the Founder, Managing Director, and majority beneficial owner of Technomar and the sole beneficial owner of Conchart, our third-party technical and commercial ship managers. Our Executive Chairman also beneficially owns approximately 6.4% of our Class A common shares. Accordingly, Technomar, Conchart, and our Executive Chairman (including their affiliates) have the power to exert considerable influence over our actions. These relationships could create conflicts of interest between us and our Managers. Such conflicts of interest may result in transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our Class A common shares.

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

According to Maritime Strategies International Ltd. (“MSI”), as of December 31, 2023, idle capacity of the global containership fleet was 1.3%, and the overall orderbook-to-fleet ratio stood at 26.8%. Notwithstanding scrapping, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years, particularly in the larger vessel sizes (over 10,000 TEU). An over-supply of containership capacity, combined with a lack of growth in the demand for containerships, may result in downward pressure on charter rates. As at December 31, 2023, but adjusted to include charters agreed through March 11, 2024, the charters for nine of our containerships either have expired or could expire before the end of the first half of 2024 and a further nineteen vessels have charters which may expire during the second half of 2024.

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

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.

Financing/Debt Risks

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations or pursue other business opportunities and may limit our ability to react to changes in the economy or our industry.

 As of December 31, 2023, we had $823.2 million of outstanding indebtedness, being $284.4 million of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”), $107.3 million of finance leases and $431.5 million of secured credit facilities.

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

In addition, as vessels grow older, they generally decline in value. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. Additionally, pursuant to the terms of the one remaining initial time charter with CMA CGM, the charterer has a right of first refusal to purchase the vessel at matching terms to any offer of any third party if we decide to sell it during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the vessel, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of the vessel to owners whose business or shareholding is determined to be detrimental or contrary to its interest. Under one other charter, CMA CGM has the right to participate in any competitive sales process for the underlying vessel undertaken either during, or at the end of, the corresponding charter period. We may be forced to sell some of our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

In addition, if we determine at any time that a vessel’s value has been impaired, we may need to recognize an impairment charge, which could be significant, that would reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates, vessel values and inflation in expenses. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels. Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in “Item 5. Operating and Financial Review and Prospects— A. Results of Operations—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Estimates.”

Declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities. This could harm our business, results of operations, financial condition or ability to raise capital.

If impairment testing is required, we may need to recognize impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. For example, we recorded an impairment loss of $18.8 million, in aggregate, in 2023 for two vessels. The amount, if any, and timing of any impairment charges we may need to recognize in the future will depend upon the then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our assessments as of December 31, 2023.

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

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel-efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 68 vessels as of December 31, 2023 had an average age weighted by TEU capacity of 17.2 years.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 68 vessels as of December 31, 2023 had an average age weighted by TEU capacity of 17.2 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

 Our business depends upon certain individuals who may not necessarily continue to be affiliated with us in the future.

Our current performance and future success depend to a significant extent upon our Executive Chairman, George Giouroukos, our incoming Chief Executive Officer (and current Chief Commercial Officer & Head of ESG) Thomas A. Lister, and our Chief Financial Officer, Anastasios Psaropoulos, who collectively have almost 85 years of experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and members of our Board of Directors are crucial to the execution of our business strategies and to the growth and development of our business. Mr. Giouroukos has committed to spend approximately 50% on his time on matters related to our affairs. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

Rising crew and other vessel operating costs may adversely affect our profits.

Acquiring and renewing charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. The limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has from time-to-time created upward pressure on crewing costs, which we generally bear under our time charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain a sufficient number of high-quality onboard seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations and financial condition.

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

Interest Rate Risk

Volatility in the Secured Overnight Financing Rate (“SOFR”) could affect our profitability, earnings and cash flow.

Our secured credit facilities and finance lease obligations accrue interest based on SOFR, which, in some cases adds a credit adjustment spread, or CAS. Changes in SOFR could affect the amount of interest payable on our debt, and, in turn, could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations under SOFR or any other alternative rate, we may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

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

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition. Please see “Item 8. Consolidated Statements and Other Financial Information—A. Legal Proceedings.”

Risks Related to Certain Corporate Affairs

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been very few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

Our Fourth Amended and Restated Bylaws include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our Fourth Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the High Court of the Republic of the Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or shareholder of the Company to the Company or the Company’s shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or our Amended and Restated Articles of Incorporation or Fourth Amended and Restated Bylaws. Our Fourth Amended and Restated Bylaws further provide that, unless we consent in writing to the selection of an alternative forum and subject to the foregoing, and except as otherwise provided above, the United States District Court for the Southern District of York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for claims arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forum selection provisions may increase costs associated with, and/or limit a shareholder’s ability to, bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims, although shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.

Our Fourth Amended and Restated Bylaws include forum selection provisions as described above. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provisions contained in our Fourth Amended and Restated Bylaws to be inapplicable or unenforceable in such action. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and the rules and regulations thereunder and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulations thereunder, and accordingly, we cannot be certain that a court would enforce our forum selection provisions.  It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable, and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs with resolving such claims in other jurisdictions, or otherwise not receive the benefits that we expect our forum selection provisions to provide, which could adversely affect our business, financial condition and results of operations.

Cybersecurity Risk

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

The container shipping industry is both seasonal and cyclical but has shown positive demand growth in every year of its history except 2009 (the Global Financial Crisis), 2020 (the COVID-19 pandemic), 2022 and 2023 (geo-political tensions driving inflationary macro-economic headwinds). According to MSI, between 2000 and 2008, which included a period of super-cyclical growth partly fueled by a significant increase in trade with China, containerized trade grew at an annual compound rate of 9.9%. The Global Financial Crisis, from late 2008, prompted a contraction of demand, with 2009 volumes falling by around 8.0%. In 2010, demand rebounded, with volume growth of 15.3%. From 2010 through 2023, incorporating the impact of negative growth in 2020 (COVID-19), the rebound in 2021, and further negative growth in 2022 and 2023 (geo-political tensions driving inflationary macro-economic headwinds), CAGR was 2.8%. On the supply side, between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate (CAGR) of 11.4%; and from 2009 through 2020 at 5.7%, as the industry digested the legacy of the pre-financial crisis orderbook. Net supply CAGR 2021 through 2023 is estimated at 5.6% and, as of December 31, 2023, the containership fleet was estimated to be 5,906 ships, with an aggregate capacity of approximately 27.9 million TEU.

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

Our ability to recharter our containerships upon the expiration of their current charters. As at December 31, 2023, but adjusted to include all charters agreed through March 11, 2024, the charters for nine of our containerships, either have expired or could expire before the end of the first half of 2024 and a further nineteen vessels have charters which may expire during the second half of 2024.

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

Public Health Threats Risk

Our financial and operating performance may be adversely affected by global public health threats.

Public health threats, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses, outbreaks of which from time to time occur in various parts of the world in which we operate, including China, could adversely impact our operations and the operations of our customers. The COVID-19 pandemic had, among other things, caused delayed or extended drydockings, disrupted our operations from non-availability of staff and materials and significantly affect global markets, including the demand for container shipping services, and therefore charter rates and asset values.

Although the incidence and severity of COVID-19 and its variants have diminished over time, similar restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases are likely to have an adverse impact on the global economic conditions, which would materially and adversely affect our business, results of operations, cash flows, financial condition, value of our vessel and other vessels we may acquire, and ability to pay dividends. As a result of prevention measures and restrictions, our vessels may not be able to call or disembark from ports, located in regions affected by an outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidarity, closure of ports and customs offices, as well as disruptions in supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to health threats.

Global Financial Market Risks

A decrease in the export and/or import of containerized cargo or an increase in trade protectionism may harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

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

We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of containerships in ports in the Asia Pacific region. Consequently, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2023 was approximately 5.2%, which was an increase from 3.0% for the year ended December 31, 2022. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future.

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

The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, the recent escalation of the Israel-Gaza conflict, the potential disruption of shipping routes including due to low water levels in the Panama Canal and ongoing attacks by Houthis on vessels in the Red Sea, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19, and banking crises or failures, such as the recent Silicon Valley Bank failure. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves or a new COVID-19 variant emerges. In addition, the continuing conflict in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

While the size of the containership orderbook has declined substantially since its peak in 2008/2009, the containership newbuilding orderbook as of December 31, 2023 represented approximately 26.8% of the total on the water fleet capacity. Further containerships are likely to be ordered. Notwithstanding scrapping, delivery of newly built containerships will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

Our containerships and their cargoes are at risk of being damaged or lost because of events such as marine accidents, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. Any of these events connected to our vessels or other vessels under the charterer’s control, or any other factor which negatively affects the charterer’s business such as economic downturn and significant cyclical depression in the container shipping industry, could impair the ability of the charterer to make payments to us pursuant to our charters. Although the charterer is obligated to pay us charter hire regardless of the amount of cargo being carried on board, it is possible that generally low cargo volumes and low freight rates or events noted above may render the charterer financially unable to pay us its hire. Furthermore, there is a risk that a vessel may become damaged, lost or destroyed during normal operations and any such occurrence may cause us additional expenses to repair or substitute the vessel or may render us unable to provide the vessel for chartering, which will cause us to lose charter revenue.

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

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”) and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.

From January 1, 2020, vessels must comply with the IMO mandated sulfur emission limit of 0.5% m/m on the sulfur in fuel oil used on board. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. This may be achieved by (i) using low sulfur fuel which may be at a higher cost that standard heavy fuel oil, (ii) installing scrubbers for cleaning of exhaust gas; or (iii) by retrofitting vessels to be powered by, for example, liquefied natural gas. The higher cost of low sulfur fuel is, in the first instance, borne by the vessel operator, our charterer, whereas the installation of scrubbers or retrofitting for an alternative fuel source, would in the first instance be borne by us as the vessel owner. Contrary to initial concerns, the availability of low sulfur fuel has not been an issue for the industry and, to date, the pricing spread between high- and low-sulfur fuels has been much tighter than originally anticipated. Nevertheless, costs of compliance going forward may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Climate change risks and greenhouse gas restrictions may adversely impact our operations.

Due to concerns over the risks associated with climate change, a number of countries, the IMO and other regulatory organizations have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.

Maritime shipping is now included in the European Union Emission Trading Scheme (“EU ETS”) as of 2024 with a phase-in period. Broadly, it is the “shipping company” which is either the ship owner or the ISM party contractually mandated to assume responsibility for EU ETS compliance, that is required to purchase and surrender emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period (the “EU ETS Responsible Entity”). As part of the phased approach shipping companies will be required to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. An ETS costs clause is also being mandated which enables the shipping company to contractually pass on costs of ETS allowances to commercial operators. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, such as the Fuel EU Maritime proposal, could also affect our financial position in terms of compliance and administration costs when they take effect. Effective January 1, 2024, we appointed Technomar, our technical ship manager, as the EU ETS Responsible Entity and amended our technical management agreements with Technomar to expand the scope of its responsibilities, accordingly.

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

Any climate control legislation, or other regulatory initiatives that aim to reduce greenhouse gases emissions, may affect our business. Compliance with changes in laws, regulations and obligations relating to climate change may affect the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing ships and require us to install new emission controls, require that we acquire allowances or pay taxes related to our greenhouse gas emissions or that we administer and manage a greenhouse gas emissions program. Among other things, these risks may also include increases in the pricing of greenhouse gas emissions, new reporting regulations (such as, for example, the Corporate Sustainability Reporting Directive, applicable for certain companies from 2024, see below), changes in legislation impacting existing products and services, costs of transitioning to lower-emission fuels and technologies, potential substitution or replacement of existing products and services, and stakeholder concerns and/or shifts in customer preferences which may have financial implications for our business and could lead us to retire existing assets prior to the end of the their currently-anticipated economic lives.

For example, on March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in registration statements and annual reports. The final rules will require us to disclose, among other things, material climate-related risks, information about our Board of Directors’ oversight of climate-related risks, management’s role in managing material climate-related risks, and Scope 1 and Scope 2 greenhouse gas emissions. Compliance with these rules will be phased in over time based on our filing status as well as the content of the disclosure and assurance requirements. Although we are in the process of evaluating the new rules, compliance may result in increased legal, accounting, and other compliance-related costs, as well as place strain on our personnel, systems, and resources.

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

For further discussion, please see “Item 4. Information on the Company—B. Business—Environmental and Other Regulations”.

European mandatory non-financial reporting regulations.

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply on a phased basis starting from financial year 2024 through to 2028 to large EU and non-EU entities, subject to certain financial and employee thresholds being met. If the CSRD is applicable to us, we may incur significant costs, to prepare for and manage the administrative aspect of compliance with the CSRD.

Regulations relating to ballast water discharge that have been in effect since September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels constructed before September 8, 2017, must comply with updated standards on or after September 8, 2019, with the exact date depending on the date of the next International Oil Pollution Prevention (“IOPP”) renewal survey. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water to eliminate unwanted organisms. Ships constructed on or after September 8, 2017 have been obligated to comply with the standards on or after September 8, 2017. We currently have 67 vessels which have a ballast water management system fitted and one vessel that does not.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards and the corresponding Coast Guard regulations are published. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Certain provisions of our Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

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

We are subject to certain risks relating to the inability to obtain the minimum quorum established in our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws for the conduct of business at shareholder meetings.

Our Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws require a quorum of the majority of our common stock outstanding in order to conduct business at any meeting of shareholders (including our annual meetings of shareholders). Due to the increased size and diversified nature of our shareholder base, it has become administratively more difficult to obtain the current quorum at shareholder meetings. Preparing proxy materials, including the printing and mailing of such materials to shareholders, together with proxy solicitation in order to reach the quorum requirement, is costly. Further, adjourning shareholder meetings for failure to obtain the requisite quorum also leads to increased costs. If we are unable to obtain the minimum quorum requirement to conduct business at shareholder meetings, we may be unable to take effectively conduct certain business.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2021 through 2023, under the “publicly-traded” test. Whether we may satisfy the “publicly-traded” test depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2024 or future taxable years. See Item “10. Additional Information—E. Taxation—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the U.S. federal income tax rules related to Section 883.

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

If we or our vessel owning subsidiaries were considered to be a resident of the United Kingdom (or “UK”) or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 21%, 20% and 20% for the years ended March 31, 2014, 2015 and 2016, respectively, and 19% thereafter until the year ended March 31, 2023. From April 1, 2023, the main rate increases to 25% for profits above £250,000, with a small profits rate of 19% for companies with profits of £50,000 or less. Companies with profits between £50,000 and £250,000 will pay tax at the main rate, reduced by a marginal relief.

We and our vessel owning subsidiaries are centrally managed and controlled from outside the United Kingdom and have restricted activities within the United Kingdom. Certain intra-group services will have been provided from within the United Kingdom up to March 31, 2024 and UK corporate tax will be payable on the arm’s-length price for those services. The appropriate arm’s-length price in these circumstances may be subject to discussion with the UK taxing authorities.

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

The mailing address of our principal executive office is c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens 14561, Greece and our telephone number at that address is +30 210 6233670. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. Our website address is www.globalshiplease.com. None of the information contained on these websites is incorporated herein by reference or forms a part of this Annual Report. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

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

During 2021, we completed a series of vessel purchases, resulting in our acquisition of 23 additional vessels, and in 2023 we acquired an additional four containerships.

As of March 11, 2024, we owned 68 mid-sized and smaller containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax. See “Item 4. Information on the Company-B. Business Overview”.

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

On May 10, 2021, our Board of Directors initiated a quarterly cash dividend of $0.25 per Class A Common Share, with effect from the first quarter of 2021, which increased to $0.375 per Class A common share, with effect from the first quarter of 2022.

On September 1, 2021, we announced the purchase and retirement of 521,650 Class A common shares for $10.0 million.

During the year ended December 31, 2021, 747,604 Class A common shares were issued under the 2019 Omnibus Incentive Plan (the “2019 Plan”).

As at December 31, 2021, there were 36,464,109 Class A common shares outstanding.

In March 2022, our Board of Directors authorized our repurchase of up to $40.0 million common shares, to be utilized on an opportunistic basis (our “Share Repurchase Program”). During the year ended December 31, 2022, we repurchased an aggregate of 1,060,640 Class A common shares under the Share Repurchase Program for an average purchase price of $18.87 per share, for a total of $20.0 million under the Share Repurchase Program.

During the year ended December 31, 2022, 586,819 Class A common shares were issued under the 2019 Plan.

As at December 31, 2022, there were 35,990,288 Class A common shares outstanding.

In July 2023, our Board of Directors replenished our Share Repurchase Program with the authorization of our repurchase of an additional $40.0 million of common shares. During the year ended December 31, 2023, we repurchased an aggregate of 1,242,663 Class A common shares at an average price of $17.68 per share, for a total of $22.0 million, and during the period from January 1, 2024 through the date of this annual report, we repurchased an aggregate of 242,372 Class A common shares for an average purchase price of $19.84 per share, for a total of $4.8 million. As of the date of this annual report, we have remaining approximately $33.2 million available for repurchases under the Share Repurchase Program.

During the year ended December 31, 2023, 440,698 Class A common shares were issued under the 2019 Plan.

As at December 31, 2023, there were 35,188,323 Class A common shares outstanding.

Depositary Shares

On August 20, 2014, we issued 1,400,000 Depositary Shares (the “Depositary Shares”), each of which represents 1/100th of one share of the Company's 8.75% Series B Cumulative Perpetual Preferred Shares (“Series B Preferred Shares”) representing an interest in a total of 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share), priced at $25.00 per Depositary Share (NYSE:GSL-B). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per Depositary Share).

On December 29, 2022, we entered into a new At Market Issuance Sales Agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which we may offer and sell, from time to time, up to $150.0 million of our Depositary Shares (the “New Depositary Shares ATM Program”). The Depositary Shares ATM Program terminated and replaced, in its entirety, the former At Market Issuance Sales Agreement, dated December 10, 2019, that we had in place with the Agent for the offer and sale, from time to time, up to $75.0 million of our Depositary Shares, which was fully utilized (the “Initial Depositary Shares ATM Program”). During the year ended December 31, 2021, we issued and sold approximately 3.0 million of our Depositary Shares, representing an interest in 29,592 Series B Preferred Shares, under the Initial Depositary Shares ATM Program. During the year ended December 31, 2022 and December 31, 2023, we have not issued or sold any Depositary Shares under the New Depositary Shares ATM Program.

As at December 31, 2023, 4,359,190 Depositary Shares were outstanding, representing an interest in 43,592 Series B Preferred Shares.

Other Recent Developments

On June 20, 2023, we announced updates from three leading credit rating agencies. Our Corporate Credit Rating had been upgraded to Ba3 from B1, with a stable outlook, by Moody’s Investor Service. In addition, S&P Global Ratings revised our outlook to positive and affirmed its long-term issued credit rating at ‘BB’, and the Kroll Bond Rating Agency affirmed both our BB corporate rating with a stable outlook, as well as the BBB/stable investment grade rating and outlook for the $350.0 million 5.69% Senior Secured Notes due 2027.

On December 7, 2023, we announced that Ian Webber, our Chief Executive Officer, will retire from the position of Chief Executive Officer and will join our Board of Directors, effective March 31, 2024, expanding the size of our Board of Directors to nine members. Thomas Lister, our Chief Commercial Officer has been appointed to succeed Mr. Webber as CEO, effective concurrently with Mr. Webber’s retirement.

On February 12, 2024, we announced that our Board of Directors declared a dividend of $0.375 per Class A common share for the fourth quarter of 2023, that was paid on March 6, 2024 to common shareholders of record as of February 22, 2024. This follows dividends of $0.375 per Class A common share paid for each of the first, second and third quarters of 2023.

On March 4, 2024, we announced that our Board of Directors declared a dividend of $0.546875 per Depositary Share, scheduled to be paid on April 2, 2024 to all Series B Preferred Shareholders of record as of March 22, 2024.

B. Business Overview

Our Fleet

The table below provides certain information about our fleet of 68 containerships as of December 31, 2023, including charters agreed up to March 11, 2024:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	3Q25	4Q25	Footnote (3)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
MSC Tianjin	8,603	34,325	2005	MSC	3Q27	4Q27	19,000 (4)
MSC Qingdao	8,603	34,609	2004	MSC	3Q27	3Q27	23,000 (4)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27 (5)	Footnote (5)
GSL Alexandra	8,544	37,777	2004	Maersk	3Q25	3Q26	Footnote (6)
GSL Sofia	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Effie	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Lydia	8,544	37,777	2003	Maersk	2Q25	3Q26	Footnote (6)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	1Q25	16,500
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q24	4Q24	18,900
GSL Grania	7,847	29,190	2004	Maersk	3Q24	1Q25	17,750
Mary (tbr Colombia Express) (1) (17)	6,927	23,424	2013	Hapag-Lloyd (7)	4Q28	1Q31 (7)	Footnote (7)
Kristina (1)	6,927	23,421	2013	CMA CGM (7)	3Q29	4Q31 (7)	25,910 (7)
Katherine (1)	6,927	23,403	2013	CMA CGM (7)	2Q29	2Q31 (7)	25,910 (7)
Alexandra (1)	6,927	23,348	2013	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Alexis (1)	6,882	23,919	2015	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Olivia I (1)	6,882	23,864	2015	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
GSL Christen	6,840	27,954	2002	OOCL	3Q24	4Q24	20,500
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios	6,572	24,931	2011	MSC	2Q27	3Q27	20,000 (4)
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	1Q25	3Q26	18,600 (8)
GSL Arcadia	6,008	24,858	2000	Maersk	1Q25	1Q26	18,600 (8)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (8)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (8)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (8)
GSL Melita	6,008	24,848	2001	Maersk	3Q25	3Q26	18,600 (8)
GSL Tegea	5,992	24,308	2001	Maersk	3Q25	3Q26	18,600 (8)
Tasman	5,936	25,010	2000	Maersk	1Q25	1Q25	20,000 (9)
Zim Europe (tbr Dimitris Y) (17)	5,936	25,010	2000	ZIM	1Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500 (10)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28	36,500 (10)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (10)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (10)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q25	3Q25	21,000 (11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (12)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	Footnote (12)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	Footnote (12)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	36,474 (13)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q25	2Q25	20,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Hapag-Lloyd	2Q24	3Q24	21,000
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	32,939 (14)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,600
GSL Lalo	2,824	11,950	2006	MSC	1Q24	2Q24	17,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	2Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	Unifeeder	1Q24	2Q24	15,250
Beethoven (tbr GSL Chloe) (17)	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Swire	1Q24	1Q24	18,200
Maira	2,506	11,453	2000	Hapag-Lloyd	3Q24	4Q24	16,000
Nikolas	2,506	11,370	2000	Maersk	4Q24	4Q24	14,250 (15)
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	MSC	2Q25	3Q25	Footnote (16)
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)	In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to December 31, 2023 plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.
(3)	Anthea Y. Chartered at a confidential rate
(4)	MSC Tianjin, MSC Qingdao and Agios Dimitrios were each forward fixed for minimum 36 months – maximum 38 months. The new charters are expected to commence between 2Q 2024 and 3Q 2024, after the vessels are drydocked, at confidential rates. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)	GSL Ningbo was chartered to MSC at $22,500 per day to 3Q 2023. Thereafter, the charter was extended by 48 to 52 months, at a confidential rate.
(6)	GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. The vessels are chartered at confidential rates.
(7)	Colombia Express (ex Mary), Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charter for Colombia Express (ex Mary) commenced in early 2024. The new charters for the remaining vessels are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately 2Q 2024 and late 2024, at confidential rates.
(8)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. GSL Arcadia, GSL Dorothea, GSL Tegea and GSL Melita charterer’s first options were exercised in 1Q 2024.
(9)	Tasman. Chartered from April 2024 at $21,500 per day in direct continuation.
(10)	GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years, from their delivery dates in 2021, at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.
(11)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q 2024. In 1Q 2024 the charterer exercised the option to extend the charter at the same rate to 2Q/3Q 2025.
(12)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America were chartered at confidential rates.
(13)	GSL Rossi. Chartered at an average rate of $36,474 per day, $38,000 to 1Q 2025 and $35,000 for the remaining period.
(14)	GSL Valerie. Chartered at an average rate of $32,939 per day, $36,000 to 1Q 2024 and $32,000 for the remaining period.
(15)	Nikolas. Chartered to CMA CGM to 1Q 2024 at $16,750 per day; thereafter chartered to Maersk at $14,250 per day.
(16)	Julie. Chartered at a confidential rate.
(17)	“tbr” means “to be renamed”. On January 3, 2024, Mary was renamed to Colombia Express. On January 26, 2024, Beethoven was renamed to GSL Chloe. In 1Q 2024, Zim Europe will be renamed to Dimitris Y.

Fleet Development

As of December 31, 2023, our fleet consisted of 68 containerships with an aggregate capacity of 375,406 TEU and a TEU-weighted average age of approximately 17.2 years.

Vessel Acquisitions

In 2021, we purchased a total of 23 vessels. We purchased seven containerships of approximately 6,000 TEU each (the “Seven Vessels”) for an aggregate purchase price of approximately $116.0 million and we purchased 12 containerships from Borealis Finance LLC for an aggregate purchase price of approximately $234.0 million (the “Borealis Fleet”), of which $35.0 million was paid in the form of debt with the issuance of our 8.00% Senior Unsecured Notes due 2024 (“2024 Notes”) to the sellers.

In 2023, we purchased four containerships, each with a carrying capacity of 8,544 TEU, for an aggregate purchase price of $123.3 million, which were delivered to us in May and June 2023.

Vessel Disposals

We sold La Tour, a 2001-built, 2,272 TEU containership, on June 30, 2021, for net proceeds of $16.5 million. The net gain from the sale of vessel was $7.8 million.

We sold GSL Amstel, a 2008-built, 1,118 TEU containership, on March 23, 2023, for net proceeds of $5.9 million.

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

Management of Our Fleet

Our management team supervises the day-to-day technical ship management of our vessels, which is provided by Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, and the commercial ship management, which is provided by Conchart, a company of which our Executive Chairman is the sole beneficial owner.

Technical Management

Technomar provides us with all day-to-day technical ship management services, pursuant to a technical management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “TTMA”) for all of the vessels in our fleet. Six vessels, which were purchased by us in July 2021, were previously managed by another third-party ship manager with those management agreements terminating between May and July 2023 (the “Third-Party Managed Vessels”).

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

We pay Technomar a daily management fee of Euro 785 from January 1, 2024, compared to Euro 750 for 2023, per vessel, payable in U.S. dollars, which, in addition to the technical ship management services noted above, includes administrative support services provided to us including accounting and financial reporting, treasury management and legal services. Commencing January 1, 2024, we will also pay Technomar a fee of EUR 7,500, per annum per vessel, pro rata, for the provision of additional services relating to our compliance with EU ETS requirements, such services including, among others, gathering emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and managing EU ETS accounts on our behalf. Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions—Ship Management Agreements.”

A separate third-party ship manager provided technical and crew services for the Third-Party Managed Vessels until the relevant management agreements were terminated between May and July 2023. While in effect, we paid $200,000 per annum per vessel for technical management services and $4,000 per month per vessel for crew services for these vessels. A termination payment of one-month fee per Third-Party Managed Vessel was made in connection with our termination of these management agreements.

In addition, each of our vessel-owning subsidiaries for the Third-Party Managed Vessels entered into a Supervision Agreement with Technomar, pursuant to which Technomar supervised the third-party manager in order to ensure the services are fulfilled as required under the third party management agreements. In addition, Technomar undertook the provision of Technical, Drydock, Insurance, Freight and Claims Handling Services as well as accounting, administrative & support services. Pursuant to the Supervision Agreements, we paid a supervision fee of $157.50 per day per vessel (effective from January 1, 2023), and $150.00 prior to January 1, 2023. The Supervision Agreements terminated at no cost when the underlying management agreements terminated between May and July 2023.

In March 2024, (effective January 1, 2024), we amended the TTMA for all of the vessels in our fleet to align with the EU ETS requirements. Within the amended agreement, Technomar shall be the responsible party for compliance with ETS. The amendment includes additional services such as the monitoring of the emissions data, reporting the verified emissions data to the EU and the IMO, opening, managing and monitoring the EU ETS trading account and the EU ETS compliance account, and performing a final reconciliation analysis.

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

The commercial management of all of our vessels is provided by Conchart pursuant to a commercial management agreement (the “CCMA”). Under each CCMA, we have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture. No commission is payable on any charter of a vessel in our fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to Conchart for any extension of such charters after March 31, 2021. The CCMA also provides for Conchart to be the named broker in each memorandum of agreement (or equivalent agreement) for the sale of all vessels and purchase of some vessels, at a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel. The CCMA, with respect to a vessel, has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the vessel serves as collateral, unless terminated earlier in accordance with the provisions of the CCMA. We expect that additional vessels that we may acquire in the future will also be managed under a CCMA on substantially similar terms. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions—Ship Management Agreements.”

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

The following table shows the classification societies for our vessels and lists the month by which they need to have completed their next drydocking.

Vessel Name	Classification Society	Drydocking Month(1)
CMA CGM Thalassa	RINA	Jul-27
ZIM Norfolk (ex UASC Al Khor)	DNV-GL & RINA	Jun-30
Anthea Y	DNV-GL & RINA	Mar-28
ZIM Xiamen (ex Maira XL)	DNV-GL & RINA	Feb-28
MSC Tianjin	RINA	Mar-25
MSC Qingdao	Bureau Veritas	Apr-24
GSL Ningbo	Bureau Veritas	May-24
GSL Alexandra	RINA	Jul-28
GSL Sofia	RINA	May-28
GSL Effie	RINA	Sep-28
GSL Lydia	RINA	Mar-28
GSL Eleni	DNV-GL	Jul-24
GSL Kalliopi	DNV-GL	Oct-24
GSL Grania	DNV-GL	Sep-24
Mary (tbr Colombia Express)	RINA	Jan-29
Kristina	DNV-GL	Jul-25
Katherine	RINA	Apr-25
Alexandra	RINA	Aug-25
Alexis	DNV-GL & RINA	Jan-25
Olivia I	DNV-GL & RINA	Feb-25
GSL Christen	RINA	Dec-27
GSL Nicoletta	RINA	May-28
CMA CGM Berlioz	Bureau Veritas	Jul-26
Agios Dimitrios	Bureau Veritas	Feb-26
GSL Vinia	Bureau Veritas	Oct-24
GSL Christel Elisabeth	Bureau Veritas	Sep-24
GSL Dorothea	RINA	May-26
GSL Arcadia	DNV-GL	Dec-25
GSL Violetta	DNV-GL	Aug-25
GSL Maria	RINA	Dec-26
GSL MYNY	DNV-GL	Oct-25
GSL Melita	RINA	May-26
GSL Tegea	RINA	Jun-26
Tasman	Bureau Veritas	Jan-25
ZIM Europe (tbr Dimitris Y)	Bureau Veritas	May-25
Ian H	Bureau Veritas	Jul-25
GSL Tripoli	RINA	May-28
GSL Kithira	RINA	Jan-28
GSL Tinos	RINA	Jul-28
GSL Syros	RINA	Apr-28
Dolphin II	Bureau Veritas	Jan-27
Orca I	Bureau Veritas	Nov-26
CMA CGM Alcazar	Bureau Veritas	Nov-27
GSL Château d’If	Bureau Veritas	Dec-27
GSL Susan	RINA	May-28
CMA CGM Jamaica	DNV-GL	Sep-26
CMA CGM Sambhar	RINA	Jul-26
CMA CGM America	RINA	Sep-26
GSL Rossi	RINA	Mar-27
GSL Alice	RINA	Mar-29
GSL Eleftheria	RINA	May-28
GSL Melina	RINA	Nov-28
GSL Valerie	DNV-GL	Jun-25
Matson Molokai	RINA	Feb-25
GSL Lalo	RINA	Jun-26
GSL Mercer	RINA	May-27
Athena	RINA	Feb-28
GSL Elizabeth	RINA	Mar-26
Beethoven (tbr GSL Chloe)	RINA	Jan-25
GSL Maren	RINA	In progress
Maira	RINA	Aug-25
Nikolas	RINA	Aug-25
Newyorker	RINA	Jan-26
Manet	Bureau Veritas	Oct-26
Keta	Bureau Veritas	Nov-26
Julie	RINA	Nov-27
Kumasi	Bureau Veritas	Feb-27
Akiteta	Bureau Veritas	Jan-27

(1)	Expected month of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.

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

Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide (or NOx), nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap (currently 0.1%) on the sulfur content applicable inside Emission Control Areas, or ECAs. Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Recently at the MEPC78, the IMO approved a proposal for a new ECA in the Mediterranean. As such, effective May 1, 2025, amendments designating the Mediterranean Sea, as a whole, as an ECA for sulfur oxides and particular matter enter into effect. Other areas in China are subject to local regulations that impose stricter emission controls. Additional geographical areas may be designated as ECAs in the future. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Annex VI establishes tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide (also known as NECAs) for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021. Additional ECAs could be established in the future.

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

The IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention,” prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels and requires vessels over 400 grt engaged in international voyages to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time, or subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, MEPC 75 approved draft amendments to the Anti-fouling Convention will come into effect and will include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. The amendments require ships to remove this substance, or apply a coating to anti-fouling systems with this substance at the next scheduled renewal of the anti-fouling system after January 1, 2023. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

The IMO also regulates vessel safety. The International Safety Management Code, or the ISM Code, provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires our vessels to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy and implementation procedures. A Safety Management Certificate is issued under the provisions of the SOLAS Convention to each vessel with a Safety Management System verified to be in compliance with the ISM Code. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Failure to comply with the ISM Code may subject a party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified. Furthermore, all seafarers are required to meet the standards of the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and be in possession of a valid STCW certificate. Flag states that have ratified the SOLAS Convention and STCW generally employ the classification societies to undertake surveys to confirm compliance.

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

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. On December 23, 2022, the USCG adjusted the limits of OPA liability for non-tank vessels to the greater of $1,300 per gross ton or $1,076,000  (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. Liability limits do not apply under OPA if the responsible party fails or refuses to report the incident where the responsible party knows or has reason to know of the incident or reasonably cooperate and assist as requested in connection with oil removal activities or comply with an order issued under the U.S. Federal Water Pollution Act or Intervention of the High Seas Act, or under CERCLA if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

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

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the “waters of the United States” and regulating quality standards for surface waters. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA imposes strict liability in the form of penalties for any unauthorized discharges, and substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of waters of the United States (“WOTUS”), thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. This final rule became effective September 8, 2023 and operates to limit the Clean Water Act.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The EU has adopted a regulation (EU Ship Recycling Regulation (1257/2013)) which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The regulation seeks to facilitate the ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009. The regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The regulation entered into force on December 30, 2013, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation. Now that the HKC has been ratified and will enter into force on 26 June 2025, it is expected that the EU Ship Recycling Regulation will be reviewed in light of this.

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

Other Greenhouse Gas Legislation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. officially rejoined the Paris Agreement on February 19, 2021.

The IMO, EU, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU recently agreed on a Directive on the inclusion of shipping in the EU Emissions Trading System and it has been in force since January 1, 2024.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. Nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identified “levels of ambition” to reducing greenhouse gas emissions, including decreasing the carbon intensity from ships, reducing carbon dioxide emissions per transport work by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels, and reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008. At MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including: (1) decline of carbon intensity through further improvement of the energy efficiency for new ships; (2) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008; (3) uptake of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emission by or around 2050. These regulations could cause us to incur additional substantial expenses.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that would affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal to that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. At COP28, the United States announced final standards to reduce methane emissions from oil and gas operations to achieve an 80% reduction below future methane emissions expected without the rule. If these new regulations are finalized, they could affect our operations.

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

Our current protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 12 Clubs that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group of P&I Clubs maintain a Pool arrangement, which provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, $100.0 million. The Clubs are collectively reinsured in the International Group Excess Loss Programme for $3.0 billion, with an excess of $100.0 million. The overall limit of coverage per vessel, per incident, is approximately $7.0 billion. As members of Clubs which are members of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of Clubs comprising the International Group.

C. Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each of our vessels is owned by a separate wholly-owned subsidiary. 23 vessels are owned by companies incorporated in Marshall Islands; one of them is under sale and leaseback transaction and while the disponent owner is a Marshall Island company, its registered owner is a Hong Kong non GSL company. 45 vessels are owned by companies incorporated in Liberia; five of them are under sale and leaseback transactions and while the disponent owners are Liberian companies, their registered owners are Hong Kong (four) and Liberia (one) non GSL companies. In addition, GSLS, a company incorporated in England and Wales and which is directly wholly owned by the holding company, and GSL Enterprises Ltd., a Marshall Islands corporation which has established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967), provide certain administrative services to the group.

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

As of December 31, 2023, we owned 68 vessels, with a total capacity of 375,406 TEU with an average age, weighted by TEU capacity, of 17.2 years.

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

As at December 31, 2023 and as adjusted to include new charters agreed through March 11, 2024, the average remaining term of our charters at December 31, 2023, to the mid-point of redelivery, including options under our control, was 2.2 years on a TEU-weighted basis. The time charters for nine of our 68 containerships, either have expired or could expire before the end of the first half of 2024, and a further nineteen vessels have charters that could expire during the second half of 2024. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

The container shipping industry suffered a cyclical downturn as a result of the Global Financial Crisis in 2008—2009 and many container shipping companies reported substantial losses. Financial performance of container shipping companies subsequently improved however, the industry remained under pressure due to oversupply of container ship capacity. 2020 saw a substantial downturn, triggered by the global COVID-19 pandemic. While the industry has recovered markedly, commencing late 2020 with volumes, freight rates, charter rates and vessel values all increasing substantially, the market is currently faced with macro headwinds (primarily due to the conflict in Ukraine and elevated inflation) and negative sentiment, which is placing downward pressure on consumer demand, and as a result, the container shipping industry.

Charter payments have been received on a timely basis and, as of December 31, 2023, charter hire was up-to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Selected Financial Information and Other Data

The following table sets forth our selected consolidated financial and other data as of and for the years ended December 31, 2023, 2022, 2021, 2020 and 2019. Consolidated financial data is derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income and statements of cash flows for the years ended December 31, 2023, 2022 and 2021 and our audited consolidated balance sheets as of December 31, 2023 and 2022, together with the notes thereto, are included in this Annual Report. Our audited consolidated statements of income and cash flows for the years ended December 31, 2020 and 2019 and our audited consolidated balance sheets as of December 31, 2021, 2020, and 2019, and the notes thereto, are not included herein.

	2023	2022	2021	2020	2019(1)
	(Expressed in millions of U.S. dollars, except for per share data)
Statement of Income
Operating revenues:
Time charter revenue	$ 674.8	$ 645.6	$ 448.0	$ 282.8	$ 261.1
Operating expenses:
Vessel operating expenses	(179.2)	(167.4)	(130.3)	(102.8)	(87.8)
Time charter and voyage expenses	(23.6)	(21.2)	(13.1)	(11.2)	(9.0)
Depreciation and amortization	(91.7)	(81.3)	(61.6)	(47.0)	(43.9)
General and administrative expenses	(18.3)	(18.5)	(13.2)	(8.4)	(8.8)
Impairment of vessels	(18.8)	(3.0)	—	(8.5)	—
Gain/(Loss) on sale of vessels	—	—	7.8	(0.2)	—
Total operating expenses	(331.6)	(291.4)	(210.4)	(178.1)	(149.5)
Operating Income	343.2	354.2	237.6	104.7	111.6
Non-operating income/(expenses)
Interest income	9.8	2.5	0.4	1.0	1.8
Interest and other finance expenses	(44.8)	(75.3)	(69.2)	(65.4)	(75.0)
Other income, net	2.1	1.8	2.8	1.3	1.5
Fair value adjustment on derivative asset	(5.4)	9.7	—	—	—
Income before income taxes	304.9	292.9	171.6	41.6	39.9
Income taxes	(0.4)	0.0	(0.1)	(0.0)	(0.0)
Net Income	304.5	292.9	171.5	41.6	39.9
Earnings allocated to Series B Preferred Shares	(9.5)	(9.5)	(8.3)	(4.0)	(3.1)
Net Income available to common shareholders	295.0	283.4	163.2	37.6	36.8
Net Earnings per Class A common share in $
Basic	8.33	7.74	4.65	1.23	1.48
Diluted	8.21	7.62	4.60	1.22	1.48
Weighted average number of Class A common shares outstanding
Basic in millions	35.4	36.6	35.1	17.7	11.9
Diluted in millions	35.9	37.2	35.5	17.8	11.9
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	Nil	Nil	Nil	Nil
Dividend per Class A common share in $	53.2	50.5	27.9	—	—
Statement of cash flow (2)
Net cash provided by Operating Activities	375.0	327.5	247.9	89.7	86.0
Net cash used in Investing Activities	(152.0)	(9.9)	(463.0)	(24.9)	(92.5)
Net cash (used in)/provided by Financing Activities	(212.2)	(243.3)	318.4	(120.2)	64.1
Balance sheet data (at year end)
Total current assets	295.7	237.0	143.4	98.6	161.9
Vessels in operation	1,664.1	1,623.3	1,682.8	1,140.6	1,155.6
Total assets	2,171.8	2,106.2	1,994.1	1,274.2	1,351.8
Debt (current and non-current portion), net	812.4	934.4	1,070.5	769.5	896.9
Class A and B common shares	0.4	0.4	0.4	0.2	0.2
Shareholders’ equity	1,184.4	966.5	712.6	464.7	406.4
Other data
Number of vessels in operation at year end	68	65	65	43	43
Ownership days	24,285	23,725	19,427	16,044	14,326
Utilization	95.9%	95.5%	94.3%	93.0%	94.4%

(1)	On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this Annual Report give effect to the reverse stock split retroactively, for all periods presented.
(2)	During the year ended December 31, 2023, we made reclassifications to the prior year statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $24.4 million, $19.2 million, $14.8 million and $7.4 million for the years ended December 31, 2022, December 31, 2021, December 31, 2020 and December 31, 2019 respectively. We evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim and annual financial statements.

Results of Operations

Year ended December 31, 2023 compared to Year ended December 31, 2022

	Year ended December 31,
	2023	2022
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$ 674.8	$ 645.6
Operating Expenses
Vessel operating expenses	(179.2)	(167.4)
Time charter and voyage expenses	(23.6)	(21.2)
Depreciation and amortization	(91.7)	(81.3)
Impairment of vessels	(18.8)	(3.0)
General and administrative expenses	(18.3)	(18.5)
Total operating expenses	(331.6)	(291.4)
Operating Income	343.2	354.2
Non-Operating Income / (Expenses)
Interest income	9.8	2.5
Interest and other finance expenses	(44.8)	(75.3)
Other income, net	2.1	1.8
Fair value adjustment on derivative asset	(5.4)	9.7
Income taxes	(0.4)	0.0
Net Income	304.5	292.9
Earnings allocated to Series B Preferred Shares	(9.5)	(9.5)
Net Income available to Common Shareholders	$ 295.0	$ 283.4

Operating Revenues

Operating revenues reflect income under fixed rate time charters and were $674.8 million in the year ended December 31, 2023, an increase of $29.2 million, or 4.5%, from operating revenues of $645.6 million for 2022. The increase in operating revenue was principally due to charter renewals at higher rates on a number of vessels, the acquisition of four vessels which were delivered in the second quarter of 2023 and a decrease in planned and unplanned off hire days, partially offset by a non-cash $33.1 million reduction in the amortization of intangible liabilities arising on below-market charters attached to certain vessel additions and a non-cash $14.9 million decrease in the effect from straight lining time charter modifications.

There were 934 days off-hire through the year, including 701 days for planned vessel upgrades, 13 completed regulatory drydockings and one in progress as at December 31, 2023. Utilization for 2023 was 95.9%. In 2022, utilization was 95.5%.

Total Operating Expenses

Total operating expenses totaled $331.6 million (or 49.1% of operating revenues) for the year ended December 31, 2023. Total operating expenses totaled $291.4 million for the year ended December 31, 2022 (or 45.1% of operating revenues).

Total operating expenses is primarily comprised of:

•	Vessel Operating Expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $179.2 million for the year ended December 31, 2023 (or 26.6% of operating revenues) compared to $167.4 million for the year ended December 31, 2022 (or 25.9% of operating revenues). Ownership days in 2023 were 24,285, up 2.4% on 23,725 of 2022. The increase was mainly due to (i) inflation impact on all cost categories including crew costs, due to limited crew supply as a consequence of current container market conditions and worldwide inflation, (ii) the acquisition of the four vessels in the second quarter of 2023, (iii) increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery, (iv) increased cost of insurance due to increased premiums, (v) increase in management fees from January 1, 2023 and (vi) the negative impact of the EURO/USD exchange rate. The average cost per ownership day for the year ended December 31, 2023 was $7,380, compared to $7,058 for the prior year period, up $322 per day, or 4.6%.

•	Time Charter and Voyage Expenses: Time charter and voyage expenses, which comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous costs associated with a ship’s voyage for the owner’s account, were $23.6 million for the year ended December 31, 2023 (or 3.5% of operating revenues) compared to $21.2 million for the year ended December 31, 2022 (or 3.3% of operating revenues). The increase was mainly due to the net increase of three vessels in 2023, increased commissions on charter renewals at higher rates and additional voyage administration costs. The average cost per ownership day was $971, up $79, (or 8.9%), from $892 for 2022.

•	Depreciation and Amortization: Depreciation and Amortization was $91.7 million (or 13.6% of operating revenues) for the year ended December 31, 2023, up from $81.3 million (or 12.6% of operating revenues) in 2022. The increase was mainly due to the net increase of three vessels in 2023, and the 13 drydockings that were completed in 2023.

•	Impairment of Vessels: An impairment loss of $18.8 million was recorded in the fourth quarter of 2023 on two vessels. An impairment loss of $3.0 million was recorded in the fourth quarter of 2022 on one vessel, which was sold in 2023

•	General and Administrative Expenses: General and administrative expenses were $18.2 million (or 2.7% of operating revenues) in the year ended December 31, 2023, and were $18.5 million (or 2.9% of operating revenues) for 2022. The average general and administrative expense per ownership day for the year ended December 31, 2023 was $750, compared to $781 in the comparative period, a decrease of $31 or 4.0%.

Operating Income

As a consequence of all preceding items, operating income was $343.2 million for the year ended December 31, 2023 compared to an operating income of $354.2 million for the year ended December 31, 2022.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2023 was $9.8 million compared to $2.5 million for the year ended December 31, 2022 with the increase being mainly due to net increase in cash and cash equivalents deposited in time deposits during 2023.

Interest and other finance expenses

Interest and other finance expenses for the year ended December 31, 2023 was $44.8 million, down from $75.3 million for the prior year. The decrease is mainly due to one off events which took place during the prior year including (i) the prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, (ii) the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility and (iii) the $2.4 million premium paid on the redemption of the 2024 Notes and the associated non-cash write off of deferred financing charges of $2.1 million, which was partially offset by $1.3 million of accelerated amortization of premium and (iv) a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of the Blue Ocean Junior Credit Facility. The decrease in interest and other finance expenses was partially offset by the increase in amortization of premium on the interest rate caps.

Other income, net

Other income, net represents miscellaneous revenue mainly from sundry recharges to charterers under our time charters. In the year ended December 31, 2023, other income, net was $2.1 million, up from $1.8 million in 2022.

Income Taxes

Income taxes for the year ended December 31, 2023 were $0.4 million. In 2022 were nil.

Net Income

For the year ended December 31, 2023, net income was $304.5 million, compared to a net income of $292.9 million for the year ended December 31, 2022.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $109.0 million of Series B Preferred Shares outstanding as at December 31, 2023, are presented as a reduction of net income, as and when declared by the Board of Directors. These dividends totaled $9.5 million for each of the years ended December 31, 2023 and 2022, respectively.

Net Income Available to Common Shareholders

Net income available to common shareholders for the year ended December 31, 2023 was $295.0 million, compared to a net income available to common shareholders of $283.4 million for the year ended December 31, 2022.

Year ended December 31, 2022 compared to Year ended December 31, 2021

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021” contained in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 23, 2023.

B. Liquidity and Capital Resources

Liquidity, Working Capital and Dividends

We anticipate that our principal sources of funds for our short-term liquidity needs will be our primary operating cash flows, long-term bank borrowings, sale and leaseback transactions and other debt raisings, proceeds from asset sales and cash flows from our equity offerings. In addition, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long term liquidity needs primarily relate to expansion and investment capital expenditures, other maintenance capital expenditures, debt repayment, lease payment and payment of quarterly dividends on our outstanding preferred and common stock. As of December 31, 2023 our current assets totaled $295.7 million, while current liabilities totaled $280.4 million, resulting in a positive working capital position of $15.3 million. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs although we cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. 13 drydockings were completed in 2023 for regulatory reasons and 35 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 701 days of off-hire, was $48.8 million. 12 drydockings were completed in 2022 for regulatory reasons and 26 for vessel upgrades, the total cost of which, excluding the effect of the associated 581 days of off-hire, was $34.7 million. The average cost of the 25 drydockings completed on vessels in the current fleet between January 2022 and December 2023 was $2.2 million with an average loss of revenue of $1.7 million while the relevant vessel was off-hire. The average cost for vessel upgrades due to commercial reasons was $0.5 million.

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

The main factor affecting cash flow in a period is the timing of the receipt of charter hire, which is due to be paid two weeks or one month in advance, proceeds from any asset sales, costs of any asset purchases, the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, amortization of our debt including the 2027 Secured Notes, financings and refinancings, purchases of our Class A common shares, as of the date of this annual report, we have remaining approximately $35.5 million available authorization for such purchases and dividends paid on our Class A common shares and Series B Preferred Shares.

At December 31, 2023, we had $823.2 million of debt outstanding, consisting of $284.4 million under our 2027 Secured Notes which carry interest at the fixed rate of 5.69%, $431.5 million under our other credit facilities and $107.3 million under sale and leaseback financing transactions which have floating interest rates at SOFR plus a weighted average margin of approximately 3.15%. Assuming SOFR of 5.0%, quarterly interest on total gross debt at December 31, 2023, without taking into account amortization of the premium or the effect of the interest rate caps, would amount to approximately $15.2 million.

Our credit facilities require that we maintain $20.0 million minimum liquidity at each quarter end on group basis.

As of December 31, 2023 and December 31, 2022, we were in compliance with our debt covenants.

We intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares based on the amount outstanding as of December 31, 2023 on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. We paid dividends of $0.375 per Class A common share for the first, second, third and fourth quarter of 2023.

Other than costs for drydockings and compliance with environmental regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2023, we had $294.7 million in cash and cash equivalents, including restricted cash and time deposits. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

Our floating rate debt is represented by drawings under a number of secured credit facilities. In December 2021, we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026 on $484.1 million of floating rate debt and in February 2022 we entered into USD one-month LIBOR interest rate caps of 0.75% though fourth quarter of 2026 on $507.9 million of floating rate debt to hedge our cash flows. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%. We would not enter into derivatives for trading or speculative purposes.

Cash Flows

The table below shows our consolidated cash flows for each of the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
	(in millions of U.S. dollars)
Cash flows from operating activities
Net income	$ 304.5	$ 292.9	$ 171.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	91.7	81.3	61.6
Impairment of vessels	18.8	3.0	—
Gain on sale of vessel	—	—	(7.8)
Amounts reclassified to/(from) other comprehensive income	0.2	(1.1)	—
Amortization of derivative assets’ premium	4.3	1.1	—
Amortization of deferred financing costs	5.5	11.2	8.3
Amortization of original issue premium on repurchase of notes	—	0.8	8.6
Amortization of intangible liabilities-charter agreements	(8.1)	(41.2)	(45.4)
Fair value adjustment on derivative asset	5.4	(9.7)	—
Prepayment fees on debt repayment	—	15.2	3.2
Share based compensation expense	10.2	10.1	3.5
Movement in working capital	(57.5)	(36.1)	44.4
Net cash provided by operating activities (*)	375.0	327.5	247.9
Cash flows from investing activities
Acquisition of vessels and intangibles	(123.3)	—	(463.7)
Net proceeds from sale of vessels	5.9	—	16.5
Cash paid for vessel expenditures	(19.6)	(5.5)	(4.6)
Advances for vessel acquisitions and other additions	(9.6)	(3.8)	(3.3)
Time deposits acquired	(5.4)	(0.6)	(7.9)
Net cash used in investing activities (*)	(152.0)	(9.9)	(463.0)
Cash flows from financing activities
Proceeds from issuance of 2024 Notes	—	—	22.7
Deferred financing costs paid	(1.2)	(9.7)	(13.8)
Repayment of refinanced debt, including prepayment fees	—	(276.7)	(152.8)
Proceeds from 2027 Secured Notes	—	350.0	—
Repurchase of 2024 Notes, including premium	—	(119.9)	—
Repurchase of 2022 Notes, including premium	—	—	(239.2)
Proceeds from drawdown of credit facilities and sale and leaseback	76.0	60.0	744.5
Repayment of credit facilities and sale and leaseback	(202.3)	(167.0)	(115.5)
Net proceeds from offering of Class A common shares, net of offering costs	—	—	67.5
Cancellation of Class A common shares	(22.0)	(20.0)	(10.0)
Proceeds from offering of Series B preferred shares, net of offering costs	—	—	51.2
Class A common shares-dividend paid	(53.2)	(50.5)	(27.9)
Series B preferred shares – dividends paid	(9.5)	(9.5)	(8.3)
Net cash (used in)/provided by financing activities	(212.2)	(243.3)	318.4
Net increase in cash and cash equivalents and restricted cash	10.8	74.3	103.3
Cash and cash equivalents and restricted cash at beginning of the year	269.9	195.6	92.3
Cash and cash equivalents and restricted cash at end of the year	$ 280.7	$ 269.9	$ 195.6

 Year ended December 31, 2023 compared to Year ended December 31, 2022

(*) Net cash provided by operating activities was $375.0 million for the year ended December 31, 2023 reflecting mainly net income of $304.5 million, adjusted for depreciation and amortization of $91.7 million, impairment loss of $18.8 million, amounts reclassified to other comprehensive income of $0.2 million, amortization of derivative assets premium of $4.3 million, amortization of deferred financing costs and original issue premium of $9.8 million, amortization of intangible liabilities of $8.1 million, share-based compensation of $10.2 million, fair value adjustment on derivative asset of $5.4 million, plus movements in working capital, including deferred revenue, of $57.5 million. During the year ended December 31, 2023, we made reclassifications to the prior year statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $24.4 million and $19.2 million for the years ended December 31, 2022 and December 31, 2021 respectively. We evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim and annual financial statements.

Net cash provided by operating activities was $327.5 million for the year ended December 31, 2022 reflecting mainly net income of $292.9 million, adjusted for depreciation and amortization of $81.3 million, impairment loss of $3.0 million, amounts reclassified from OCI of $1.1 million, amortization of derivative assets premium of $1.1 million, amortization of deferred financing costs and original issue premium of $12.0 million, amortization of intangible liabilities of $41.2 million, share-based compensation of $10.1 million, fair value adjustment on derivative asset of $9.7 million, prepayment fees on debt repayment of $15.2 million plus movements in working capital, including deferred revenue, of $36.1 million.

Net cash used in investing activities for the year ended December 31, 2023 was $152.0 million, including $123.3 million for acquisition of vessels and intangibles, $29.2 million vessel additions and other advances, $5.4 million cash in time deposits acquired and $5.9 million net proceeds from sale of vessels.

Net cash used in investing activities for the year ended December 31, 2022 was $9.9 million, including $9.3 million vessel additions and other advances and $0.6 million cash in time deposits acquired.

Net cash used in financing activities for the year ended December 31, 2023 was $212.2 million, including $1.2 million deferred financing costs paid, $202.3 million repayment of credit facilities, $22.0 million purchase and retirement of 1,242,663 Class A common shares, $53.2 million dividends paid on our Class A common shares, $9.5 million dividends paid on our Series B Preferred Shares offset by $76.0 million drawdown of new credit facility.

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

Overall, there was a net increase in cash and cash equivalents and restricted cash of $10.8 million in the year ended December 31, 2023, resulting in closing cash and cash equivalents and restricted cash of $280.7 million compared to closing cash and cash equivalents and restricted cash of $269.9 million at December 31, 2022.

Year ended December 31, 2022 compared to Year ended December 31, 2021

For a discussion of our cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” contained in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 23, 2023.

Our Borrowing Activities

During 2023, we amended and restated the interest rate terms in all of our loan agreements and finance leases for the transition to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate as a result of the discontinuation of LIBOR that occurred on June 30, 2023.

As of December 31, 2023, our indebtedness comprised:

Lender	(in million USD)	Collateral vessels	Interest Rate	Final maturity date
Chailease Credit Facility	2.6	Maira, Nikolas, Newyorker	SOFR plus 4.2%	March, 2025
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)	149.2	Kristina, Katherine, Agios Dimitrios, Alexandra, Alexis, Olivia I, Colombia Express (ex Mary)	SOFR plus Credit Adjustment Spread (“CAS”) 0.21% plus 3.00%	December, 2026
E.SUN, MICB, Cathay, Taishin Credit Facility	28.5	Dolphin II, Athena, Orca	SOFR plus 2.75% plus CAS 0.14%	July, 2026
New Credit Agricole, CTBC, Sinopac Facility	39.0	ZIM Xiamen (ex Maira XL)	SOFR plus 2.75% plus CAS 0.14%	April, 2026
New Deutsche Bank Credit Facility	40.1	ZIM Norfolk (ex UASC Al Khor)	SOFR plus 3.25%	April, 2026
HCOB Credit Facility	24.7	GSL Arcadia, GSL Maria, GSL Dorothea, GSL Tegea, GSL Melita, GSL MYNY	SOFR plus 3.5%	April-July, 2025
2027 Secured Notes	284.4	20 vessels	Interpolated interest rate of 2.84% plus margin of 2.85%	July, 2027
Sinopac Credit Facility	8.2	GSL Valerie	SOFR plus 3.25%	September, 2026
Finance Lease with CMBFL	36.0	Anthea Y	SOFR plus 3.25% plus CAS 0.20%	May, 2028
Finance Lease with Neptune	6.8	GSL Violetta	SOFR plus 4.64%	February, 2026
Finance Lease with CMBFL	64.4	GSL Tripoli, GSL Syros, GSL Tinos, GSL Kithira	SOFR plus 3.25% plus CAS 0.20%	September, 2027
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility	73.3	Borealis vessels	SOFR plus 3.25% plus CAS 0.14%	July, 2026
Macquarie Facility	66.0	GSL Sofia, GSL Effie, GSL Alexandra, GSL Lydia	SOFR plus 3.5%	May, 2026
	823.2

Macquarie Credit Facility

On May 18, 2023, we entered into a $76.0 million credit facility with Macquarie Bank Limited to finance part of the acquisition cost of four containerships, each with a carrying capacity of 8,544 TEU, for an aggregate purchase price of $123.3 million. This credit facility is divided into four tranches (one tranche per vessel) and was fully drawn in the second quarter of 2023.

The facility is repayable in two equal consecutive quarterly installments of $5.0 million, six equal consecutive quarterly instalments of $6.0 million, one quarterly installment of $3.0 million and two equal consecutive quarterly installments of $1.0 million, with a final balloon payment of $25.0 million payable three years after the first utilization date.

The facility bears interest at SOFR plus a margin of 3.50% per annum, payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $66.0 million.

5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the “Issuer”), an indirect wholly-owned subsidiary of ours, closed on the private placement of $350.0 million of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

We used the net proceeds from the private placement for the repayment of the remaining outstanding balances on our New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were allocated for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is payable in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

As of December 31, 2023, the outstanding balance on the 2027 Secured Notes was $284.4 million.

$60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, we entered into a syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). We used a portion of the net proceeds from this credit facility to fully prepay the outstanding balance on our Blue Ocean Junior Credit Facility at that time, amounting to $26.2 million plus a prepayment fee of $4.0 million. All three tranches were drawn down in January 2022.

The new Facility is repayable in eight equal consecutive quarterly instalments of $4.5 million and ten equal consecutive quarterly instalments of $2.4 million.

This facility bears interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $28.5 million.

$12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, we entered into a secured credit facility for an amount of $12.0 million with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), which was partially used to fully refinance our Hayfin Credit Facility at that time. The full amount was drawn down in September 2021.

The new facility is repayable in 20 equal consecutive quarterly instalments of $0.4 million with a final balloon of $3.6 million payable together with the final instalment at maturity in September 2026.

The facility bears interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $8.2 million.

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

The facility is repayable in six equal consecutive quarterly instalments of $8.0 million, eight equal consecutive quarterly instalments of $5.4 million and six equal consecutive quarterly instalments of $2.2 million with a final balloon payment of $35.6 million payable together with the final instalment. On March 23, 2023, due to the sale of the GSL Amstel, we repaid $2.8 million on this facility, of which $1.0 million was deducted from the final balloon payment, and the vessel was released as collateral.

The facility bears interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $73.3 million.

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

The facility bears interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $40.1 million.

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

The facility bears interest at SOFR  plus a margin of 3.50% per annum payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $24.7 million.

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

The facility bears interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $39.0 million.

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

This facility bears interest at SOFR plus a margin of 4.20% per annum.

As of December 31, 2023, the outstanding balance of the Chailease Credit Facility was $2.6 million.

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

Tranche B amounts to $38.0 million was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million and a balloon payment of $18.million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate was SOFR plus a margin of 3.00% plus CAS and is payable at each quarter end date.

As of December 31, 2023, the outstanding balance of this facility was $149.2 million.

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

The sale and leaseback agreement for the three vessels matures in September 2027 and for the fourth vessel in October 2027 and bear interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of these sale and lease back agreements was $64.4 million.

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

The sale and leaseback agreement matures in May 2028 and bears interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

In May 2021, on delivery of the vessel, the Company drew $54.0 million, which represented vessel purchase price $75.0 million less advanced hire of $21.0 million, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

As of December 31, 2023, the outstanding balance of this sale and leaseback agreement was $36.0 million.

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

The sale and leaseback agreement matures in February 2026 and bears interest at SOFR plus a margin of 4.64% per annum payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this sale and leaseback agreement was $6.8 million.

Covenants

Financial Covenants

The agreements governing our indebtedness contain certain financial covenants, which require us to maintain, among other things:

•	minimum liquidity at the borrower (vessel-owner or finance lessor) level and minimum consolidated liquidity of at least $20.0 million at the group level; and

•	minimum market value of collateral for each debt obligation, such that the aggregate market value of the vessels collateralizing the particular debt obligation is between 120% and 143%, depending on the particular debt obligation, of the aggregate principal amount outstanding under such debt obligation, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall.

Restrictive Covenants

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

•	incurring additional indebtedness;

•	making any substantial change to the nature of our business;

•	paying dividends;

•	redeeming or repurchasing capital stock;

•	selling the collateral vessel, if applicable;

•	entering into certain transactions other than arm’s length transactions;

•	acquiring a company, shares or securities or a business or undertaking;

•	effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;

•	changing the flag, class or technical or commercial management of the applicable collateral vessel or terminating or materially amending the management agreements relating to such vessel; and

•	experiencing any change in the position of our Executive Chairman.

Security

Our secured credit facilities and 2027 Secured Notes are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	first priority assignment of earnings and insurances from the mortgaged vessels;

•	pledge of the earnings account of the mortgaged vessel;

•	pledge of the equity interest of each of the vessel-owning subsidiaries; and

•	corporate guarantees.

Leverage

As of December 31, 2023, we had $823.2 million of debt outstanding of which $284.4 million was for our 2027 Secured Notes which carry interest at the fixed rate 5.69% and $538.8 million was floating rate debt across a number of facilities and sale and leaseback arrangements and bearing interest at SOFR based on interest rate cap agreements mentioned below plus an average margin of approximately 3.15%. In December 2021, we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $484.1 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. In February 2022, we entered into USD one-month LIBOR interest rate caps of 0.75% through fourth quarter of 2026, on $507.9 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%.

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

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock and vessel upgrade costs, interest and other financing costs including amortization and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf. Charter hire is payable by our charterers 15 days or monthly in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—We are highly dependent on charter payments”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under our borrowings, amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B Preferred Shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of each of the 25 drydockings completed on vessels in the fleet between January 2022 and December 2023 was $2.2 million, with an average loss of revenue of $1.7 million from off-hire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies”.

Our other liquidity requirements include a requirement to pay a minimum of $193.3 million of amortization in 2024 on our secured term loans and minimum amortization of $144.6 million in 2025. Interest requirements are $33.4 million and $25.4 million, respectively. The dividend on the $109.0 million Series B Preferred Shares outstanding as at December 31, 2023 amounts to $9.5 million each year. Based on the number of Class A common shares outstanding as of the date of this annual report, this dividend, which is subject to approval by the Board of Directors, would amount to $13.2 million per quarter. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the 2027 Secured Notes and other borrowings.

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

Container shipping is the most convenient low-carbon and cost-effective way to transport a wide range of cargoes, predominantly a diverse selection of consumer, manufactured, semi-manufactured, and perishable goods. It is estimated that around 90% of non-bulk cargoes traded by sea are carried by containership. Approximately 211 million TEU, equating to around 1.9 billion tonnes, of containerized cargo are estimated to have been carried in 2023. Global containerized cargo volumes have grown every year since the industry’s inception in 1956, with four exceptions: 2009, during the Global Financial Crisis, 2020, due to the initial impact of COVID-19, 2022, due to the geo-political tensions and macro-economic headwinds caused in part by the ongoing conflict between Russia and Ukraine, and 2023, due to the normalization of spending patterns post-pandemic and, more recently, the escalating situation in the Middle East. Negative growth of 1.9% was seen in 2020, followed by a strong rebound, with positive growth of 5.9% in 2021. Containerized trade contracted by 1.8% in 2022, and is currently estimated to have shrunk by approximately 0.5% in 2023. On the supply side: as at December 31, 2023, idle capacity of the global containership fleet was 1.3%, and the overall orderbook-to-fleet ratio stood at 26.8% — down from 1.9% and 29.4%, respectively, at the end of 2022.

The containerized supply chain extends throughout the world. Mainlane trades are those linking the major manufacturing economies in Asia with the major consumer economies in North America (the Transpacific trades) and Europe (the Asia-Europe trades), and those linking Europe with the Americas (the Transatlantic trades). These trades tend to be served by the largest containerships on the water. In 2023, an estimated 73% of global containerized volumes were on the non-Mainlane trades, with intra-regional trades—of which the largest is Intra-Asia—representing almost 40%. These non-Mainlane and intra-regional trades are predominantly served by mid-sized and smaller containerships (10,000 TEU, or smaller).

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

From 2000 through 2008, a period of super-cyclical growth largely catalyzed by China, the Compound Annual Growth Rate (“CAGR”) of global containerized trade was 9.9%. Having contracted by 8.0% in 2009, during the Global Financial Crisis, growth rebounded to 15.3% the following year. The CAGR from 2010 through 2019 was 3.8%. From 2010 through 2023, incorporating the impact of negative growth in 2020 (COVID-19), the rebound in 2021, and further negative growth in 2022 and 2023 (geo-political tensions driving inflationary macro-economic headwinds), CAGR was 2.8%.

In November 2023, Houthi militias based in Yemen began to attack ships transiting the Gulf of Aden and the Red Sea, impacting vessels due to transit the Suez Canal. As the situation escalated, shipping lines and ship owners began to divert ships around the southern tip of Africa, the Cape of Good Hope (“COGH”). Under normal circumstances, approximately 20% of global containerized trade volumes transit the Suez Canal, primarily on long-haul trades served by around 34% of global containerized fleet capacity. Illustratively, for a voyage between Singapore and Rotterdam, diverting around COGH increases the sailing distance by 40.5%, and for a voyage between Singapore and Genova, a COGH diversion increases the sailing distance by 77.4%. All else equal, on a full-year basis diverting all Suez-related containerized trade around COGH would absorb around 10% of effective supply for the global containerized fleet. Low water levels prevailing in the Panama Canal further hinder the flow of containerized trade, and absorb effective supply, although the impact is marginal compared to that of Suez. It is impossible to predict how long the disruptions to either Suez or Panama will prevail, but the resulting reductions in effective supply of containerized capacity have temporarily arrested, and even reversed, previous downward pressure on freight rates, charter market rates, and asset values.

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

Between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate of 11.4%; and from 2009 through 2020 at 5.7%, as the industry digested the legacy, pre-financial crisis orderbook. Net supply CAGR from 2021 through 2023, is estimated at 5.6% and, as of December 31, 2023, the containership fleet was estimated to be 5,906 ships, with an aggregate capacity estimated at 27.9 million TEU – around 45% of which is chartered in from containership owners like Global Ship Lease.

In December 2008, the orderbook was estimated to represent over 60% of existing global capacity. Since then, however, the industry has been adjusting to lower demand growth, capital constraints, and consolidation. By the end of 2023, the overall orderbook-to-fleet ratio stood at 26.8%. For ships smaller than 10,000 TEU it was 13.0%.

Vessel newbuilding prices, secondhand values, and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand, combined with sentiment. From 2000 through 2023, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $44.6 million, with prices ranging between $31.5 million (2002) and $65.7 million (2008). During the same period, secondhand values for a 10 year old ship of similar size averaged around $24.8 million and ranged between $5.0 million (2016) and $64.0 million (2022). Meantime, spot market charter rates for such tonnage averaged about $21,175 per day and ranged between $5,300 per day (2016) and $102,600 per day (2022). In January 2024, prevailing rates in the market for short term charters (under 12 months) were around $17,300 per day, with newbuilding prices at approximately $57.8 million and secondhand values for a 10 year old ship at about $23.5 million.

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

The industry’s principal regulator, the IMO, has set targets for the reduction of GHG emissions from shipping. The key agreed target is to reduce annual GHG emissions in absolute terms by at least 50% by 2050, compared to benchmark 2008 levels. Further targets have also been set on carbon intensity: specifically, a reduction in CO2 emissions “per transport work” by at least 40% by 2030, with efforts towards 70% by 2050. Emissions-reducing regulations introduced from January 1, 2023 include EEXI (Energy Efficiency Existing Ship Index), Enhanced SEEMP (Ship Energy Efficiency Management Plan), and CII (Carbon Intensity Indicator). Among other things, these measures are intended to reduce emissions by limiting the power output from vessels’ main engines, which may have the effect of reducing the operating speed of the global fleet, tightening effective supply. Other national and pan-national regulators are also implementing regulations, with a notable example being the inclusion of shipping within the EU Emission Trading Scheme (“EU ETS”) from January 1, 2024. Regulation focused upon decarbonization and broader emissions reduction is expected to continue to evolve and tighten over time.

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

Whilst even larger vessels offer further efficiencies relative to intermediate vessels, the incremental improvement curve tends to flatten as vessel sizes increase beyond approximately 12,000 TEU.

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

If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the year ended December 31, 2023 an amount of ($4.0) million has been recorded in time charter revenue for such modifications. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue.

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2023 or 2022.

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

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. 13 drydockings were completed in 2023 for regulatory reasons and 35 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 701 days of off-hire, was $48.8 million. 12 drydockings were completed in 2022 for regulatory reasons and 26 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 581 days of off-hire, was $34.7 million. The duration of drydockings was adversely affected in 2023 by severe weather conditions and extensive works requested by our charterers. The duration of drydockings was adversely affected in 2022 by delays caused by COVID-19 and by continuing congestion at Chinese and other shipyards, which also affected 2021. 11 drydockings were completed in 2021 for regulatory reasons and 11 for vessel upgrades, the total cost of which, excluding the effect of the associated 752 days of off-hire, was $28.3 million.

Derivative instruments

We are exposed to interest rate risk relating to our variable rate borrowings. In December 2021 we purchased interest rate caps with an aggregate notional amount of $484.1 million (“December 2021 hedging”), which amount reduces over time as our outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

At the inception of the transaction, we documented the relationship between hedging instruments and hedged items, as well as our risk management objective and the strategy for undertaking various hedging transactions. We also documented our assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

The premium paid related to this derivative was classified in the Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, we will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, we further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $9.7 million as at December 31, 2022 was recorded through Consolidated Statements of Income ($nil for December 31, 2021 and 2020). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, we designated only a portion of our outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. We assess the effectiveness of the hedges on an ongoing basis. As of December 31, 2023, following a quantitative assessment, part of the hedges were no longer considered effective and an amount of ($0.2) million was reclassified to other comprehensive income to the Consolidated Statements of Income. As of December 31, 2022, following a quantitative assessment, part of the hedges were no longer considered effective and an amount of $1.1 million was reclassified from other comprehensive income to the Consolidated Statements of Income.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs – Level 2 inputs). As of December 31, 2023 and 2022, the Company recorded a derivative asset of $41.5 million and $63.5 million, respectively.

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

Through the latter part of 2023, we noted that events and circumstances triggered the existence of potential impairment for some of our vessel groups. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of the current container sector on management’s expectation for future revenues. As a result, we performed step one of the impairment assessment of each of our vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was required for two vessel groups, as their undiscounted projected net operating cash flows did not exceed their carrying value. As a result, we recorded an impairment loss of an aggregate of $18.8 million for two vessel groups with a total aggregate carrying amount of $43.8 million, which was written down to their fair value of $25.0 million.

Sensitivity analysis as at December 31, 2023 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would trigger a theoretical impairment charge of approximately $34.4 million. A reduction of 5.0% in the assumed charter rates would trigger a theoretical impairment charge of approximately $27.1 million.

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above. The estimated market values, based on charter attached valuations as at December 31, 2023 with the assistance of an independent ship broking firm totaled $2,868.5 million. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessels were sold.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those fair values as at December 31, 2023. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the carrying value of each of the vessel group we owned as of December 31, 2022 and 2023:

Vessel Name	Capacity in TEUs	Year Built	Carrying Value as at December 31, 2022(1) (in millions of U.S. dollars)	Carrying Value as at December 31, 2023 (1) (in millions of U.S. dollars)
CMA CGM Thalassa *	11,040	2008	$90.7	$86.2
ZIM Norfolk (ex UASC Al Khor)	9,115	2015	62.6	60.5
Anthea Y	9,115	2015	61.4	60.7
ZIM Xiamen (ex Maira XL)	9,115	2015	61.6	59.4
MSC Tianjin	8,603	2005	39.2	36.9
MSC Qingdao	8,603	2004	41.3	38.9
GSL Ningbo	8,603	2004	39.3	36.9
GSL Alexandra	8,544	2004	—	33.8
GSL Sofia	8,544	2003	—	32.2
GSL Effie	8,544	2003	—	32.2
GSL Lydia	8,544	2003	—	31.4
GSL Eleni	7,847	2004	17.5	17.0
GSL Kalliopi	7,847	2004	15.1	14.8
GSL Grania	7,847	2004	15.3	14.9
Mary (tbr Colombia Express)	6,927	2013	42.4	42.5
Kristina	6,927	2013	43.3	41.7
Katherine	6,927	2013	43.3	41.7
Alexandra	6,927	2013	43.2	41.7
Alexis	6,882	2015	48.7	47.0
Olivia I	6,882	2015	48.8	47.1
GSL Christen	6,840	2002	15.3	15.5
GSL Nicoletta	6,840	2002	12.8	15.4
CMA CGM Berlioz	6,621	2001	29.7	27.2
Agios Dimitrios	6,572	2011	25.7	24.8
GSL Vinia	6,080	2004	12.8	12.2
GSL Christel Elisabeth	6,080	2004	12.7	12.2
GSL Dorothea	5,992	2001	17.5	16.2
GSL Arcadia	6,008	2000	15.3	14.7
GSL Violetta	6,008	2000	15.4	14.8
GSL Maria	6,008	2001	18.3	17.0
GSL MYNY	6,008	2000	18.6	17.7
GSL Melita	6,008	2001	19.3	17.8
GSL Tegea	5,992	2001	19.2	17.7
Tasman	5,936	2000	12.2	11.8
ZIM Europe (tbr Dimitris Y)	5,936	2000	12.2	11.9
Ian H	5,936	2000	12.1	11.7
GSL Tripoli *	5,470	2009	36.4	39.8
GSL Kithira *	5,470	2009	38.0	39.7
GSL Tinos *	5,470	2010	37.6	40.6
GSL Syros *	5,470	2010	37.6	41.0
Dolphin II	5,095	2007	13.7	13.1
Orca I	5,095	2006	12.8	12.1
CMA CGM Alcazar	5,089	2007	31.0	30.1
GSL Château d’If	5,089	2007	27.1	28.0
GSL Susan	4,363	2008	31.0	32.5
CMA CGM Jamaica	4,298	2006	26.8	25.1
CMA CGM Sambhar	4,045	2006	25.5	23.8
CMA CGM America	4,045	2006	25.7	24.1
GSL Rossi	3,421	2012	26.0	25.0
GSL Alice (G) *	3,421	2014	29.8	28.8
GSL Eleftheria (G)	3,404	2013	27.3	26.3
GSL Melina (G) *	3,404	2013	26.1	26.5
GSL Valerie	2,824	2005	10.9	10.3
Matson Molokai	2,824	2007	24.3	24.2
GSL Lalo	2,824	2006	22.9	12.5
GSL Mercer *	2,824	2007	25.4	24.5
Athena	2,762	2003	7.6	9.7
GSL Elizabeth	2,741	2006	23.2	12.5
Beethoven (tbr GSL Chloe) (G) *	2,546	2012	23.8	23.3
GSL Maren (G) *	2,546	2014	25.6	24.8
Maira (G)	2,506	2000	6.5	6.1
Nikolas (G)	2,506	2000	6.7	6.4
Newyorker (G)	2,506	2001	7.2	6.6
Manet	2,272	2001	10.5	9.7
Keta (G)	2,207	2003	5.5	5.2
Julie (G)	2,207	2002	4.9	7.5
Kumasi	2,207	2002	9.0	8.3
Akiteta	2,207	2002	8.6	8.0
GSL Amstel (G)	1,118	2008	6.0	—
			$1,663.8	$1,732.2

(1)	Carrying value includes vessel cost, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase.

(G)	Indicates geared vessel.

(*)	Indicates vessels for which the market value based on charter attached valuations was lower than the carrying value as at December 31, 2023. The aggregate carrying value of these vessels at December 31, 2023 exceeded their aggregate market value based on charter attached valuations as at December 31, 2023 by approximately $53.8 million.

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

Recent Accounting Pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard improves reportable segment disclosures by adding and enhancing interim disclosure requirements, clarifying circumstances in which entities can disclose multiple segment measures of profit or loss, providing new segment disclosure requirements for entities with a single reportable segment, and adding other disclosure requirements. This standard is effective for all entities that are subject to Topic 280, Segment Reporting for annual periods beginning after December 15, 2023, but early adoption is permitted. We are currently evaluating the impacts of this guidance on our Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. We are currently evaluating the impacts of this guidance on our Consolidated Financial Statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2023 are listed below:

Name	Age	Position
George Giouroukos	58	Executive Chairman
Michael S. Gross	62	Director
Alain Wils	80	Director
Ulrike Helfer	64	Director
Michael Chalkias	53	Director
Yoram (Rami) Neugeborn	62	Director
Alain Pitner	75	Director
Menno van Lacum	53	Director
Ian J. Webber*	66	Chief Executive Officer
Thomas A. Lister**	54	Chief Commercial Officer & Head of ESG
Anastasios Psaropoulos	45	Chief Financial Officer

* Effective as of March 31, 2024, Mr. Ian J. Webber will retire from the position of Chief Executive Officer. Effective as of the same date, Mr. Webber will join the Board of Directors as a Term II Director, thereby increasing the size of the Board of Directors from eight to nine members.

** Effective as of March 31, 2024, Mr. Thomas A. Lister will become Chief Executive Officer to succeed Mr. Webber.

Biographical information concerning the directors and executive officers listed above is set forth below.

George Giouroukos: Mr. Giouroukos has been our Executive Chairman since November 2018 when the strategic combination with Poseidon Containers was completed. He has been involved in Shipping since 1993, when he joined a major Greek shipowning company and worked in various departments. He founded Technomar, an internationally recognized ship management company, in 1994, where he has served as Managing Director. With over 30 years of experience in the sector, he has negotiated and executed over 385 secondhand and newbuilding ship transactions, creating partnerships with a number of leading shipping banks and Private Equity firms to jointly invest in container and dry bulk ships. These collaborations have yielded a substantial equity co-investment of well over a billion USD, particularly in workout transactions. Mr. Giouroukos serves as the Chairman of the Hellenic Advisory Committee of International classification society, RINA and holds a Bachelor in Mechanical Engineering from University College London and a Master in

Engineering from Brunel University.

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

Ulrike Helfer: Ms. Helfer was appointed a director in 2022 and has more than 40 years of experience in the finance industry and more than 20 years of shipping experience. She commenced her career in international ship financing in 2000 in Vereins- und Westbank AG (merged into UniCredit). In 2005, Ms. Helfer joined DVB Bank SE in Hamburg, where she became Deputy Head of the Global Container, Car Carrier, Intermodal & Ferry Group. In 2011, Ms. Helfer became the Chief Representative of DVB Bank in Greece. She spent the preceding five years in Athens managing DVB’s local office by reporting directly to the CEO of the bank. From 2016 to 2023, Ms. Helfer was a Member of the Board of Managing Directors of portfoliomanagement AöR, a company newly established by the Federal State of Schleswig-Holstein and the City of Hamburg. In this role Ms. Helfer and her team had the responsibility of winding down a portfolio of non-performing shipping loans with an amount of EUR 4.7 billion transferred from HSH Nordbank AG to portfoliomanagement AöR. Ms. Helfer was also a Member of the Advisory Board of Deutsche Bundesbank in Hamburg, Schleswig-Holstein and Mecklenburg-Vorpommern from 2020 to 2023.

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

Captain Yoram (Rami) Neugeborn: Mr. Neugeborn was appointed a director in 2022 and is a Master Mariner with more than 40 years of experience in the shipping industry. He currently serves as the Chief Executive Officer of Aquarii Shipping Solutions Ltd., a private shipping consultant company. Prior to joining our Board of Directors, from 2010 to 2022 he served as Manager of the Chartering and Sale and Purchase Division at ZIM Integrated Shipping Services Ltd. and from 2008 to 2010 he served as the Manager of the Shipping Commercial Division at XT Shipping Ltd. (formerly, Ofer Brothers Shipping, Haifa). Between 2002 – 2007 he served as a Managing Director of Zim-Ofer Shipbrokers. Further, from 1994 to 1998 he served as Commanding Captain onboard ocean-going vessels. Mr. Neugeborn graduated from the Israeli Maritime Institute in Acre, Israel (Haifa University) and has a Certificate of Competency, Master Mariner F.G.

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

Ian J. Webber: Mr. Webber became our Chief Executive Officer in August 2008. Effective March 31, 2024, Mr. Webber will retire from the position from Chief Executive Officer, and will join our Board of Directors as a director. From 1979 to 1996, Mr. Webber worked for PriceWaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.

Thomas A. Lister: Mr. Lister has been our Chief Commercial Officer since August 2008 and, from April 2017 until the merger with Poseidon Containers in November 2018, was also our Chief Financial Officer. Effective March 31, 2024, Mr. Lister will become our Chief Executive Officer. Since 2019, Mr. Lister has led our ESG initiatives to ensure close alignment of our commercial and ESG strategies. From 2005 until 2007, Mr. Lister was a Senior Vice President at DVB Bank. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group, Nordcapital & E.R.Schiffahrt, as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles for liner shipping companies and their agents. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Anastasios Psaropoulos: Mr. Psaropoulos became our Chief Financial Officer in November 2018. He has over 12 years of experience in finance in the shipping sector. He has served as Chief Financial Officer of Poseidon Containers and Technomar, which he joined in 2011, participating in more than 190 successful S&P transactions including distressed deals, and from January, 2024, provides limited advisory services to Technomar when requested. Prior to Poseidon, he was financial controller in Dolphin Capital, an AIM listed real estate development fund. He has also worked as an external auditor with PricewaterhouseCoopers, covering shipping and oil & gas industries. Mr. Psaropoulos holds a Master in Economics with specialization in Finance and Investments, from the Athens University of Economics and Business. He has also participated in the Program for Leadership Development (PLDA), in the program preparing to be a Corporate Director (PCD), and in the program Private Equity and Venture Capital (PEVC) of Harvard Business School.

B. Compensation

Compensation of Executive Officers

For the year ended December 31, 2023, we have expensed an aggregate of $1.73 million in compensation to our executive officers, which includes the remuneration of our Executive Chairman. Set forth below is a description of certain material terms of the employment agreements with each of our executive officers, which is qualified in its entirety by the respective agreements which are filed as exhibits hereto.

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

Ian Webber, Chief Executive Officer

GSLS, our wholly-owned subsidiary, has entered into an employment agreement with Mr. Webber and Mr. Webber has served as our Chief Executive Officer pursuant to the terms of an inter-company agreement between us and GSLS.

In his capacity as Chief Executive Officer, Mr. Webber receives a salary and is eligible to receive a cash bonus payment up to an annual maximum of 60% of his salary at the discretion of GSLS. He is also eligible to receive share based incentives.

Effective as of March 31, 2024, Mr. Webber will retire from his position as Chief Executive Officer, and accordingly, the employment agreement shall terminate as of the same date, save for surviving provisions therein.

For a period of one year after Mr. Webber’s employment, he will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

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

Thomas Lister, Chief Commercial Officer & Head of ESG, Incoming Chief Executive Officer

Mr. Lister entered into an employment contract with GSL Enterprises, our wholly-owned subsidiary, with effect from January 1, 2022, and pursuant to the terms of an inter-company agreement between us and GSL Enterprises, Mr. Lister currently serves as our Chief Commercial Officer and Head of ESG, and effective as of March 31, 2024, will serve as our Chief Executive Officer, at which time, his employment agreement will be amended to accordingly to reflect, among other things, revised terms related to the change in his position, including customary non-competition provisions.

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

As at December 31, 2022, 3,028,972 incentive Class A common shares had been awarded under the 2019 Plan, leaving 383,528 Class A common shares available to be awarded under the 2019 Plan.

As at December 31, 2022, 1,712,261 incentive Class A common shares had vested under the 2019 Plan, of which 193,569 had not been issued or settled. As at March 10, 2023, 110,625 Class A common shares remained to be issued.

In March 2023, the Compensation Committee and the Board of Directors, approved an amendment to the stock-based awards agreed in September 2021 for senior management and non-employee directors such that 10% of the second tranche would be forfeit with the remaining 90% vesting from April 2023 and quarterly thereafter with the last such vesting to be October 2025. The price at which the third tranche is to vest was amended to $21.00, over a 60-day period. All other terms of the awards remain unchanged.

During the years ended December 31, 2023, 2022 and 2021, 399,727, 218,366 and 55,175 incentive shares vested, respectively, under the amended September 2021 awards. A total of 2,111,988 incentive shares under both plans had vested as at December 31, 2023. Of the total incentive shares which vested under both plans up to December 31, 2023, 152,598 had not been issued.

C. Board Practices

Our Board of Directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The current term of office of the Term I class of directors consisting of Ms. Helfer, Mr. Neugeborn and Mr. Pitner, expires at the annual meeting of shareholders to be held in 2024. The current term of office of the Term II class of directors, consisting of Mr. Chalkias, and Mr. Giouroukos, expires at the annual meeting of shareholders to be held in 2025. The current term of office of the Term III class of directors, consisting of Mr. Gross, Mr. van Lacum and Mr. Wils, expires at the annual meeting of shareholders to be held in 2026. Commencing March 31, 2024, Ian J. Webber will retire from the position of Chief Executive Officer, and as of the same date, has been appointed to serve on our Board of Directors as a Term II Director, expanding the size of the Board of Directors from eight to nine members.

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

Director Independence

Our Board of Directors has determined that all of our directors in office as of the date hereof, other than Mr. George Giouroukos, are “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act, and the NYSE rules.

Board Committees

Our Board of Directors has formed an audit committee, a compensation committee, a nominating and corporate governance committee, a conflicts committee and an environmental, social and governance committee. Our committee charters are available on our website (www.globalshiplease.com) and in print to any investor upon request. The information included on our website is not incorporated herein by reference.

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

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee, consisting of Messrs. Chalkias, Pitner and Wils, that reports to our Board of Directors on and is responsible for succession planning and the appointment, development and performance evaluation of our board members and senior executives. It also assesses the adequacy and effectiveness of our corporate governance guidelines, reviewing and recommending changes to the Board of Directors whenever necessary.

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

D. Employees

As of December 31, 2023, we had seven employees.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for information regarding beneficial ownership by our directors and executive officers.

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Omnibus Incentive Plan” for information regarding our equity incentive plan.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Class A common shares as of the date of this annual report by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common shares;
•	each of our officers and directors; and
•	all of our officers and directors as a group.

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares, shown as beneficially owned, subject to applicable community property laws. As of the date of this annual report, an aggregate of 35,087,307 Class A common shares were issued and outstanding.

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

		Approximate Percentage
Name of Beneficial Owner	Class A Common Shares	of Outstanding Class A
	Beneficially Owned	Common Shares(1)

5% Shareholders:

George Giouroukos (2)	2,252,313	6.4%
Morgan Stanley (3)	2,007,078	5.7%
Whitefort Capital Management, LP (4)	1,897,481	5.4%
Punch & Associates Investment Management, Inc. (5)	1,920,752	5.5%

Other Directors and Executive Officers:
Michael Gross	57,058	0.2%
Alain Wils	8,370	0.0%
Menno van Lacum	20,849	0.1%
Alain Pitner	7,058	0.0%
Michael Chalkias	7,058	0.0%
Rami Neugeborn	5,832	0.0%
Ulrike Helfer	5,590	0.0%
Ian Webber	102,164	0.3%
Thomas Lister	41,823	0.1%
Anastasios Psaropoulos	114,182	0.3%
All directors and executive officers as a group (11 individuals) (6)	2,622,297	7.5%

(1)	Calculated based on 35,087,307 Class A common shares outstanding as of the date of this annual report.
(2)	Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Shipping Participations Inc. which is the record holder of 2,075,490 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Shipping Participations Inc.
(3)	This information is derived from a Schedule 13G/A filed with the SEC on February 8, 2024.

(4)	This information is derived from a Schedule 13G/A filed with the SEC on February 14, 2024.
(5)	This information is derived from a Schedule 13G/A filed with the SEC on February 14, 2024.
(6)	The number of shares of Class A common shares beneficially owned by a person and the percentage ownership of that person, includes Class A common shares under stock-based awards held by that person that are exercisable, vested or convertible as of March 15, 2024 or that will become exercisable, vested or convertible within 60 days after March 15, 2024 and which are described above under the heading “Item 6. Directors, Senior Management and Employees-B. Compensation-2019 Omnibus Incentive Plan”.

As of March 15, 2024, we had 15 registered shareholders of record, two of which were located in the United States holding an aggregate of 34,620,504 of our Class A common shares, representing 98.7% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 34,618,190 of our Class A common shares as of March 15, 2024, representing 98.7% of our outstanding shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

Ship Management Agreements

Technomar provides us with all day-to-day technical ship management services, pursuant to a technical management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “TTMA”) for all of the vessels in our fleet. Six vessels (“Third-Party Managed Vessels”), which were purchased by us in July 2021 were previously managed by a third-party ship manager with those management agreements terminating between May and July 2023.

Mr. George Giouroukos, our Executive Chairman, is the Founder, Managing Director, and majority beneficial owner of Technomar. Technical management services provided under each TTMA include crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We pay Technomar a daily management fee of Euro 785 from January 1, 2024, compared to Euro 750 for 2023, per vessel, payable in U.S. dollars, which, in addition to covering the technical ship management services being provided, includes administrative support services, including accounting and financial reporting, treasury management services and legal services also being provided pursuant to the TTMAs. We also reimburse the Technomar for the costs it incurs on our behalf, and provide customary indemnification to Technomar and its employees, agents and sub-contractors. In March 2024, (effective January 1, 2024), we further amended each TTMA to, among other things, appoint Technomar as our EU ETS Responsible Entity. In connection with such appointment, we will also pay Technomar a fee of EUR 7,500, per annum per vessel, pro rata, for the provision of additional services relating to our compliance with EU ETS requirements, such services include, among others, gathering emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and managing EU ETS accounts on our behalf. The EU ETS Fee is subject to a good faith re-appraisal as market standards evolve, such re-appraisal to occur no later than January 31, 2025.

Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. Each TTMA may be terminated (a) by either party by giving six months’ written notice, in which case, if such notice is given at or prior to the termination of the minimum term, a termination payment of fifty percent of the annual fee is payable by us if the TTMA is terminated by Technomar and a termination payment of six times the annual fee is payable by us if the TTMA is terminated by us, or (b) following the expiry of the minimum term, by either party by giving six months’ written notice to the other party, in which case, a termination payment of fifty percent of the annual fee is payable by us if the TTMA is terminated by Technomar and a termination payment of five times the annual fee is payable by us if the TTMA is terminated by us. In the event of the sale or total loss of the applicable vessel, a payment equal to one quarter of the annual management fee will apply, provided that the sale is not part of a change in control. If the TTMA is terminated as a result of a change of control in us, as provided in the TTMA, then a termination payment of six times the annual fee will apply. The TTMA may also be terminated (i) by us, upon a change of control of Technomar, (ii) automatically on the insolvency of either party, (iii) by one party upon the breach by the other party of the TTMA, among other reasons, and may result in a termination payment as provided therein. We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms.

The management fees paid by us to Technomar for the year ended December 31, 2023 amounted to $19.1 million. The management fees paid by us to Technomar for the year ended December 31, 2022 amounted to $16.6 million. For the year ended December 31, 2021 management fees paid by us to Technomar amounted to $15.3 million. GSL has guaranteed certain of the financial obligations of its subsidiaries under each applicable TMA.

In addition, each of our vessel-owning subsidiaries for the Third-Party Managed Vessels entered into a Supervision Agreement with Technomar, pursuant to which Technomar supervised the third-party manager. Technomar also undertook the provision of Technical, Drydock, Insurance, Freight and Claims Handling Services as well as accounting, administrative & support services. Pursuant to the Supervision Agreements, we paid a supervision fee of $157.50 per day (effective from January 1, 2023) per vessel ($150.00 prior to January 1, 2023). The Supervision Agreements terminated when the underlying management agreement terminated between May and July 2023. Please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” for additional information on the Supervision Agreements.

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

The fees paid by us to Conchart for the year ended December 31, 2023 amounted to $8.0 million. For the year ended December 31, 2022, fees paid to Conchart amounted to $6.3 million.

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

Dividend Policy

On January 12, 2021, we announced that our Board of Directors had initiated a dividend policy under which we intended to pay shareholders a regular quarterly cash dividend of $0.12 per Class A common share with effect from the first quarter of 2021. We paid dividends of $0.25 per Class A common share for the first, second, third and fourth quarter of 2021 and we announced on November 22, 2021 that from first quarter of 2022 the dividend will increase by 50% to $0.375 per Class A common share per quarter. We paid dividends of $0.375 per Class A common share for the first, second, third and fourth quarters of 2022 and 2023.

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

There were 4,359,190 Depositary Shares outstanding at December 31, 2023, each of which represents 1/100th of one share of our Series B Preferred Shares. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares, subject to certain exceptions. See “Item 10. Additional Information—B. Memorandum and Articles of Association”. Dividends have been declared as scheduled with respect to our Series B Preferred Shares.

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

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation have previously been filed as Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019 and are hereby incorporated by reference into this Annual Report. Articles of Amendment to the Amended and Restated Articles of Incorporation have previously been filed as Exhibit 3.3 to our Report on Form 6-K, filed with the SEC on March 25, 2019 and are hereby incorporated by reference into this Annual Report. Our Fourth Amended and Restated Bylaws are filed as Exhibit 1.3 to this Annual Report.

A description of the material terms of our Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws is included in “Description of Securities,” attached hereto as Exhibit 2.3 and incorporated by reference herein.

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

We are organized under the laws of the Marshall Islands. Each of the vessels in the fleet is owned by a separate wholly owned subsidiary that has elected to be disregarded as separate from us for U.S. federal income tax purposes (or in the case of one subsidiary, organized in the Marshall Islands). The U.S. Treasury Department recognizes the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy one of the three ownership tests.

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. During 2023, the Class A common shares represented more than 50% of the total combined voting power and value of all classes of our stock. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year. However, the Class A common shares may not represent more than half of the voting power or value of all classes of our stock.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2021, 2022 and 2023. Whether we may satisfy the “publicly-traded” test for 2024 and future taxable years depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2024 or future taxable years.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We filed reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available from www.sec.gov. Shareholders may also request a copy of our filings by writing to us at the following address: c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens 14561, Greece or telephoning us at +30 2106233670.

I. Subsidiaries

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facilities. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt.

Sensitivity Analysis

In December 2021 and February 2022, we entered into interest rate cap agreements with respect to an aggregate of $992.0 million of our floating rate debt, effective through the fourth quarter of 2026, for a USD one-month LIBOR cap of 0.75%. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%. For additional information, please see “Item 5. Management’s Discussion and Analysis of Financial Condition and Results of Operations—B. Liquidity and Capital Resources—Liquidity, Working Capital and Dividends—Overview.”

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

Currently we are fully hedged on our floating rate debt of $538.8 million.

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

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. Currently, due to the conflict in Ukraine, the recent escalation of the Israel-Gaza conflict, the Houthi rebel attacks on shipping in the Red Sea and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs and other expenses, in addition to drydocking expenses and general and administrative expenses.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the end of the period covered by this annual report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which appears herein.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that our director and chairman of the audit committee, Mr. van Lacum, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2023 and 2022 was PricewaterhouseCoopers S.A., an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers S.A.’s Services

The fees for services rendered by the principal accountant in 2023 and 2022 were as follows:

	2023	2022
Audit Fees	$578,200	$636,800
Audit related fees	26,367	25,133
Tax Fees	84,855	38,864
All other fees	26,000	70,452
Total	$715,422	$771,249

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

Tax Fees

Tax fees for 2023 and 2022 are primarily for tax compliance and consultation services.

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

All other fees

All other fees relate to services not included in the first three categories.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2022, our Board of Directors authorized our repurchase of up to $40.0 million of Class A common shares, to be utilized on an opportunistic basis. In July 2023, our Board of Directors authorized our repurchase of an additional $40.0 million of Class A common shares on the same basis (our “Share Repurchase Program”). The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares.

The following table sets forth our share repurchase activity during 2022 and 2023, including the number of shares repurchased, the average price paid per share, the number of shares repurchased as part of publicly announced Share Repurchase Program and the amount yet to be used on share repurchases under the Share Repurchase Program.

Period	Total Number of Common Shares Repurchased	Average Price Paid per Common Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program ($ in millions)
April 2022	184,684	26.66	184,684	35.1
September 2022	568,835	17.55	753,319	25.1
October 2022	307,121	16.61	1,060,640	20.0
January 2023	582,178	17.16	1,642,818	10.0
April 2023	203,140	18.49	1,845,958	6.2
May 2023	101,632	17.92	1,947,590	4.4
June 2023	80,292	17.67	2,027,882	43.0
September 2023	187,479	18.35	2,215,361	39.5
October 2023	87,942	17.61	2,303,303	38.0
Total	2,303,303	18.41	2,303,303	38.0

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Shareholder Approval of Equity Compensation Plans

The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law and our Fourth Amended and Restated Bylaws, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our equity incentive plan.

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

Executive Sessions

The NYSE requires that non-management directors meet regularly in executive sessions without management. Marshall Islands law and our Fourth Amended and Restated Bylaws do not require our non-management directors to regularly hold executive sessions without management.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Our Board of Directors has adopted Policies and Procedures to Detect and Prevent Insider Trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to this Annual Report.

Item 16K.	Cybersecurity.

Risk Assessment and Management

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis, and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our Board of Directors, audit committee and senior management team ensure that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement through our manager and other third parties, risk-based controls based on ISO 27001 framework, to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our vessels. Our cybersecurity risk management also includes a Security Operations Center (“SOC”) that is provided by a third-party vendor that conducts ongoing monitoring of networks and systems for potential signs of suspicious activity. The SOC monitors security alerts to initiate defensive action, verification, and remediation activities. Additionally, our cybersecurity program provides mechanisms for employees to report any unusual or potentially malicious activity they observe.

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)	Continuous monitoring of cybersecurity threats, both internal and external, using data analytics and network monitoring systems.

(ii)	Engagement of third-party consultants and other advisors to assist in assessing points of vulnerability of our information security systems.

(iii)	Training and Awareness – We provide employee mandatory training that is administered on a periodic basis that reinforces our information technology policies, standards, and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks.

Incident Response

As part of our cybersecurity risk management system and through our manager we have a dedicated cybersecurity incident response team consisting of internal employees and third-party consultants who are responsible for managing and coordinating the our cybersecurity incident response efforts. This team also collaborates closely with other internal teams in identifying, protecting from, detecting, responding to, and recovering from cybersecurity incidents. Cybersecurity incidents that meet certain thresholds are escalated to the senior management and cross-functional teams on an as-needed basis for support and guidance. Additionally, this team tracks cybersecurity incidents to help identify and analyze them. We maintain a cybersecurity incident response plan to prepare for and respond to cybersecurity incidents. The incident response plan includes standard processes for reporting and escalating cybersecurity incidents to senior management who then consult with our Audit Committee and ultimately the Board of Directors if deemed necessary.

Cybersecurity Governance

Our Audit Committee along with our senior management have oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to our Board of Directors for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our audit committee.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information about risks associated with cybersecurity, see “Item 3.D. Risk Factors—Company-Specific Risk Factors—A cyber-attack could materially disrupt our business”.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers S.A. thereon, beginning on page F-1, are filed as part of this Annual Report.

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Global Ship Lease, Inc.’s Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 6-K, filed with the SEC on March 25, 2019).

1.3*	Fourth Amended and Restated Bylaws of Global Ship Lease, Inc.

1.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

1.5	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 10, 2019).

1.6	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 29, 2022).

1.7	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F filed on March 29, 2019).

2.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K (File No. 001-34153) filed on March 25, 2019).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

2.3*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1	Term Loan Facility, dated May 23, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent (incorporated by reference to Exhibit 10.35 of the Company’s Registration Statement on Form F-1 (File No. 333-233198) filed on August 9, 2019).

4.2	Deed of Accession, Amendment and Restatement, dated December 10, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as original borrowers, Global Ship Lease 33 LLC and Global Ship Lease 34 LLC, as additional borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent, relating to the facility agreement dated May 23, 2019 (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

4.3	Term Loan Facility, dated February 26, 2020, by and among Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor and Chailease International Financial Services Pte. Ltd., as lender. (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

4.4	$51.7 Million Credit Facility, dated April 13, 2021, by and among Penelope Marine LLC as borrower, the Company and Poseidon Containers Holdings LLC, as guarantors and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank as bookrunner and arranger, Crédit Agricole Corporate and Investment Bank, CTBC Bank Co., LTD and Bank Sinopac Co., LTD as mandated lead arrangers and Crédit Agricole Corporate and Investment Bank, as facility agent and security agent (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.5	$64.2 Million Credit Facility, dated April 15, 2021, by and among GSL Arcadia LLC, GSL Tegea LC, GSL MYNY LLC, GSL Melita LLC, GSL Maria LLC and GSL Dorothea LLC as joint and several borrowers, the bank and financial institutions listed in Schedule 1 as lenders and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee (incorporated by reference to Exhibit 4.10 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.6	$51.7 Million Credit Facility, dated May 6, 2021, by and among Laertis Marine LLC as borrower, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC, K&T Marine LLC and the Company as guarantors and Deutsche Bank AG Filiale Deutschlanddgeschaft as arranger, facility agent and security agent (incorporated by reference to Exhibit 4.11 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.7	$140.0 Million Credit Facility, dated July 6, 2021, by and among Global Ship Lease 55 LLC, Global Ship Lease 57 LLC, Global Ship Lease 58 LLC, Global Ship Lease 59 LLC, Global Ship Lease 60 LLC, Global Ship Lease 61 LLC, Global Ship Lease 62 LLC, Global Ship Lease 63 LLC, Global Ship Lease 64 LLC, Global Ship Lease 65 LLC, Global Ship Lease 66 LLC and Global Ship Lease 67 LLC as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG as mandated lead arrangers, Crédit Agricole Corporate and Investment Bank as facility agent and security agent (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.8	$12.0 Million Credit Facility, dated August 27, 2021, by and among Global Ship Lease 42 LLC as borrower, the Company as guarantor and Sinopac Capital International (HK) Limited as lender (incorporated by reference to Exhibit 4.13 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.9	$14.7 Million Sale and Leaseback Agreement, dated May 12, 2021, by and among NML Violetta Inc. as Lessor and GSL Violetta LLC as Lessee (incorporated by reference to Exhibit 4.14 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.10	$54.0 Million Sale and Leaseback Agreement, dated May 20, 2021, by and among SEA 156 Leasing Co. Limited as Lessor and Telemachus Marine LLC as Lessee (incorporated by reference to Exhibit 4.15 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.11	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 253 Leasing Co. Limited as Lessor and Global Ship Lease 70 LLC as Lessee (incorporated by reference to Exhibit 4.16 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.12	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 254 Leasing Co. Limited as Lessor and Global Ship Lease 71 LLC as Lessee (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.13	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 251 Leasing Co. Limited as Lessor and Global Ship Lease 68 LLC as Lessee (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.14	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 252 Leasing Co. Limited as Lessor and Global Ship Lease 69 LLC as Lessee (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.15	Note Purchase Agreement, dated June 14, 2022, by and among Knausen Holding LLC and the purchasers named therein, relating to the 5.69% Senior Secured Notes due 2027 (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed on June 21, 2022).

4.16	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.17	2019 Omnibus Incentive Plan (as amended and restated on September 29, 2021) (incorporated by reference to Exhibit 4.21 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.18	Amended and Restated Service Agreement of Ian J. Webber, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of the Company’s Form 20-F filed on March 29, 2019).

4.19	Deed of Amendment of Amended and Restated Service Agreement of Ian J. Webber, dated October 16, 2018 (incorporated by reference to Exhibit 4.35 of the Company’s Form 20-F filed on March 29, 2019).

4.20	Non-Compete Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.21	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.22	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.23*	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and vessel-owning subsidiaries of Global Ship Lease, Inc..

4.24	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F filed on March 23, 2023).

4.25	Amended and Restated Employment Agreement, dated March 12, 2020, by and between GSL Enterprises Ltd. and Georgios Giouroukos (incorporated by reference to Exhibit 4.31 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.26	Amended and Restated Employment Agreement, dated March 12, 2020, by and between GSL Enterprises Ltd. and Anastasios Psaropoulos (incorporated by reference to Exhibit 4.32 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.27	Amendment to the Service Agreement of Ian J. Weber, dated September 29, 2021 (incorporated by reference to Exhibit 4.33 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.28	Employment Agreement, dated January 3, 2022, by and between GSL Enterprises Ltd. and Thomas Lister (incorporated by reference to Exhibit 4.34 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.29	$60.0 Million Credit Facility, dated December 30, 2021, by and among Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, E.SUN Commercial Bank, LTD, CATHAY United Bank, Mega International Commercial Bank CO., LTD, Offshore Banking Branch and Taishin International Bank as mandated lead arrangers, E.SUN Commercial Bank, LTD as facility agent and security agent. (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F filed on March 23, 2023).

4.30	At Market Issuance Sales Agreement, dated December 29, 2022, by and between the Company and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 of the Company’s Report on Form 6-K filed on January 4, 2023).

4.31*	$76.0 Million Credit Facility, dated May 18, 2023, by and among Global Ship Lease 72 LLC, Global Ship Lease 73 LLC, Global Ship Lease 74 LLC and Global Ship Lease 75 LLC and Macquarie Bank Limited

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

11.1*	Policies and Procedures to Detect and Prevent Insider Trading

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers S.A.

15.2*	Consent of Maritime Strategies International Ltd.

15.3*	Consent of Watson Farley & Williams LLP

97.1*	Policy for the Recovery of Erroneously Awarded Incentive Compensation

101*	Interactive Data Files (formatted as Inline XBRL).

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

102

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Name: Ian J. Webber
Title: Chief Executive Officer

Date: March 20, 2024

103

GLOSSARY OF SHIPPING TERMS

Unless otherwise stated, references to the following terms have the following meaning as used in this Annual Report:

Address commission. A discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate

.

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

Bareboat charter. A charter of a ship under which the ship-owner is usually paid a fixed amount of charter hire for a certain period of time during which the charterer is responsible for all ship operating expenses, including expenses for crewing, lubricating oil, insurance, maintenance and drydockings, and for all voyage expenses such as bunker fuel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines and generators.

Capacity. The nominal carrying capacity of the ship, measured in TEU.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charter hire. A sum of money paid to the ship-owner by a charterer for the use of a ship.

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

104

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

Time charter. A charter under which the ship-owner hires out a ship for a specified period of time. The ship-owner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses such as fuel and additional voyage insurance. The ship-owner is paid charter hire, which accrues on a daily basis.

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

Utilization. The percentage of days for which owner receives charter hire. The difference to 100% or full utilization will be off-hire, both planned for, say, regulatory drydocking, and unplanned for, say, breakdown, and idle time between charters.

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

105

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment Assessment – Long-lived assets

As disclosed in Notes 2 and 4 to the consolidated financial statements, as of December 31, 2023 the Company’s fleet consisted of vessels with a total carrying value of $1.7 billion. Management reviews vessels held and used or to be disposed of by the Company for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers. The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet, (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values. Revenue assumptions are based on contracted time charter rates up to the end of the existing contract of each vessel and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 20, 2024

We have served as the Company's auditor since 2018.

Global Ship Lease, Inc.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$138,640	$120,130
Time deposits		14,000	8,550
Restricted cash	3	56,803	28,363
Accounts receivable, net		4,741	3,684
Inventories	8	15,764	12,237
Prepaid expenses and other current assets	7	40,464	33,765
Derivative asset	9	24,639	29,645
Due from related parties	14	626	673
Total current assets		$295,677	$237,047
NON - CURRENT ASSETS
Vessels in operation	4	$1,664,101	$1,623,307
Advances for vessels acquisitions and other additions	4	12,210	4,881
Deferred charges, net	5	73,720	54,663
Other non-current assets	2p	23,935	31,022
Derivative asset, net of current portion	9	16,867	33,858
Restricted cash, net of current portion	3	85,270	121,437
Total non - current assets		1,876,103	1,869,168
TOTAL ASSETS		$2,171,780	$2,106,215
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	10	$17,601	$22,755
Accrued liabilities	11	28,538	36,038
Current portion of long - term debt	12	193,253	189,832
Current portion of deferred revenue	3	40,331	12,569
Due to related parties	14	717	572
Total current liabilities		$280,440	$261,766
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	12	$619,175	$744,557
Intangible liabilities - charter agreements	6	5,662	14,218
Deferred revenue, net of current portion	3	82,115	119,183
Total non - current liabilities		706,952	877,958
Total liabilities		$987,392	$1,139,724
Commitments and Contingencies	15	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,188,323 shares issued and outstanding (2022 - 35,990,288 shares)	16	$351	$359
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2022 - 43,592 shares)	16	—	—
Additional paid in capital		676,592	688,262
Retained Earnings		488,105	246,390
Accumulated other comprehensive income		19,340	31,480
Total shareholders' equity		1,184,388	966,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,171,780	$2,106,215

 See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share and per share data)

		Year ended December 31,
	Note	2023	2022	2021
OPERATING REVENUES
Time charter revenue (include related party revenues of $nil, $66,929 and $144,681 for each of the years ended December 31, 2023, 2022 and 2021, respectively)	13, 14	$666,715	$604,487	$402,524
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $nil, $5,385 and $6,882 for each of the years ended December 31, 2023, 2022 and 2021, respectively)	6,14	8,080	41,158	45,430
Total operating revenues		674,795	645,645	447,954

OPERATING EXPENSES:
Vessel operating expenses (include related party vessels operating expenses of $19,086, $16,642 and $15,294 for each of the years ended December 31, 2023, 2022 and 2021, respectively)	14	179,221	167,444	130,304
Time charter and voyages expenses (include related party time charter and voyage expenses of $7,995, $6,289 and $3,583 for each of the years ended December 31, 2023, 2022 and 2021, respectively)	14	23,582	21,154	13,100
Depreciation and amortization	4, 5	91,727	81,303	61,563
Impairment of vessels	4	18,830	3,033	—
General and administrative expenses		18,217	18,526	13,240
Gain on sale of vessel	4	—	—	(7,770)
Operating Income		343,218	354,185	237,517

NON-OPERATING INCOME/(EXPENSES)
Interest income		9,777	2,512	449
Interest and other finance expenses (include $108 acceleration of deferred financing costs, $21,511 expenses relating to prepayment fees, acceleration of deferred financing costs, premium and acceleration of premium amortization and $5,764 Notes premium for each of the years ended December 31, 2023, 2022 and 2021 respectively)		(44,824)	(75,289)	(69,227)
Other income, net		2,149	1,782	2,812
Fair value adjustment on derivative asset	9	(5,372)	9,685	—
Total non-operating expenses		(38,270)	(61,310)	(65,966)
Income before income taxes		304,948	292,875	171,551
Income taxes		(448)	50	(56)
Net Income		$304,500	$292,925	$171,495
Earnings allocated to Series B Preferred Shares	16	(9,536)	(9,536)	(8,263)
Net Income available to Common Shareholders		$294,964	$283,389	$163,232
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	18	35,405,458	36,603,134	35,125,003
Diluted	18	35,928,922	37,204,345	35,508,015
Net Earnings per Class A common share
Basic	18	8.33	7.74	4.65
Diluted	18	8.21	7.62	4.60

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2023	2022	2021
Net Income available to Common Shareholders		$294,964	$283,389	$163,232
Other comprehensive income:
Cash Flow Hedge:
Unrealized (loss)/gain on derivative assets	9	(16,625)	31,221	227
Amortization of interest rate cap premium		4,271	1,123	—
Amounts reclassified to/(from) earnings	9	214	(1,091)	—
Total Other Comprehensive (Loss)/Income		(12,140)	31,253	227
Total Comprehensive Income		$282,824	$314,642	$163,459

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2023	2022	2021
Cash flows from operating activities:
Net income		$304,500	$292,925	$171,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		91,727	81,303	61,563
Impairment of vessels	4	18,830	3,033	—
Gain on sale of vessel	4	—	—	(7,770)
Amounts reclassified to/(from) other comprehensive income	9	214	(1,091)	—
Amortization of derivative assets’ premium		4,271	1,123	—
Amortization of deferred financing costs	12	5,526	11,233	8,279
Amortization of original issue premium of notes/premium on repurchase of notes		—	762	8,615
Amortization of intangible liabilities - charter agreements	6	(8,080)	(41,158)	(45,430)
Fair value adjustment on derivative asset	9	5,372	(9,685)	—
Prepayment fees on debt repayment	12	—	15,197	3,230
Share based compensation expense	17	10,189	10,104	3,510
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(669)	(26,017)	(33,211)
Increase in inventories		(3,527)	(827)	(5,094)
Increase in derivative assets	9	—	(15,370)	(7,000)
(Decrease)/increase in accounts payable and other liabilities		(5,890)	11,835	10,417
Decrease/(increase) in related parties' balances, net		192	2,253	(1,107)
(Decrease)/increase in deferred revenue	3	(9,306)	21,968	104,160
Payments for drydocking and special survey costs		(38,341)	(30,105)	(23,704)
Unrealized foreign exchange (gain)/loss		—	1	—
Net cash provided by operating activities		$375,008	$327,484	$247,953
Cash flows from investing activities:
Acquisition of vessels and intangibles		(123,300)	—	(463,750)
Cash paid for vessel expenditures		(19,586)	(5,460)	(4,611)
Net proceeds from sale of vessels		5,940	—	16,514
Advances for vessel acquisitions and other additions		(9,587)	(3,772)	(3,276)
Time deposits acquired		(5,450)	(650)	(7,900)
Net cash used in investing activities		$(151,983)	$(9,882)	$(463,023)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	12	—	—	22,701
Repurchase of 2022 Notes, including premium	12	—	—	(239,183)
Repurchase of 2024 Notes, including premium	12	—	(119,871)	—
Proceeds from drawdown of credit facilities and sale and leaseback	12	76,000	60,000	744,506
Proceeds from 2027 Secured Notes	12	—	350,000	—
Repayment of credit facilities and sale and leaseback	12	(202,348)	(167,056)	(115,502)
Repayment of refinanced debt, including prepayment fees	12	—	(276,671)	(152,862)
Deferred financing costs paid	12	(1,140)	(9,655)	(13,790)
Net proceeds from offering of Class A common shares, net of offering costs	16	—	—	67,549
Cancellation of Class A common shares	16	(21,969)	(20,011)	(10,000)
Proceeds from offering of Series B preferred shares, net of offering costs	16	—	(17)	51,234
Class A common shares - dividend paid	16	(53,249)	(50,497)	(27,940)
Series B Preferred Shares - dividend paid	16	(9,536)	(9,536)	(8,263)
Net cash (used in)/provided by financing activities		$(212,242)	$(243,314)	$318,450
Net increase in cash and cash equivalents and restricted cash		10,783	74,288	103,380
Cash and cash equivalents and restricted cash at beginning of the year		269,930	195,642	92,262
Cash and cash equivalents and restricted cash at end of the year		$280,713	$269,930	$195,642
Supplementary Cash Flow Information:
Cash paid for interest		$67,997	$51,490	$49,528
Cash received from interest rate caps		32,549	9,245	—
Non-cash investing activities:
Unpaid advances for vessel’s acquisitions and other additions		—	—	1,499
Acquisition of vessels and intangibles		—	—	96,344
Non-cash financing activities:
Issuance of 2024 Notes for the acquisition of vessels		—	—	35,000
Premium on the 2024 Notes issued for the acquisition of vessels		—	—	1,680
Unpaid offering costs		—	283	—
Unrealized (loss)/gain on derivative assets		(16,625)	31,221	227

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Consolidated Statements of Changes in Shareholder’s Equity

(Expressed in thousands of U.S. dollars)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	(Accumulated Deficit)/ Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2021	17,741,008	22,822	250,000	$ 177	$ —	$3	$586,355	$ (121,794)	$ —	$ 464,741
Stock-based compensation expense (Note 17)	747,604	—	—	8	—	—	3,502	—	—	3,510
Issuance of Class A common shares, net of offering costs (Notes 16 and 17)	5,541,959	—	—	55	—	—	67,494	—	—	67,549
Conversion of Series C Preferred shares to Class A common shares (Note 16)	12,955,188	—	(250,000)	130	—	(3)	(127)	—	—	—
Cancellation of Class A common shares (Note 16)	(521,650)	—	—	(5)	—	—	(9,995)	—	—	(10,000)
Other comprehensive income	—	—	—	—	—	—	—	—	227	227
Net Income for the year	—	—	—	—	—	—	—	171,495	—	171,495
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(8,263)	—	(8,263)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	20,770	—	—	—	—	51,234	—	—	51,234
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(27,940)	—	(27,940)
Balance at December 31, 2021	36,464,109	43,592	—	$ 365	$ —	$ —	$ 698,463	$ 13,498	$ 227	$ 712,553
Stock-based compensation expense (Note 17)	586,819	—	—	5	—	—	10,099	—	—	10,104
Cancellation of Class A common shares (Note 16)	(1,060,640)	—	—	(11)	—	—	(20,000)	—	—	(20,011)
Other comprehensive income	—	—	—	—	—	—	—	—	31,253	31,253
Net Income for the year	—	—	—	—	—	—	—	292,925	—	292,925
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(9,536)	—	(9,536)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	—	—	—	—	—	(300)	—	—	(300)
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(50,497)	—	(50,497)
Balance at December 31, 2022	35,990,288	43,592	—	$ 359	$ —	$ —	$ 688,262	$ 246,390	$ 31,480	$ 966,491
Stock-based compensation expense (Note 17)	440,698	—	—	5	—	—	10,184	—	—	10,189
Cancellation of Class A common shares (Note 16)	(1,242,663)	—	—	(13)	—	—	(21,956)	—	—	(21,969)
Other comprehensive loss	—	—	—	—	—	—	—	—	(12,140)	(12,140)
Net Income for the year	—	—	—	—	—	—	—	304,500	—	304,500
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(9,536)	—	(9,536)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	—	—	—	—	—	102	—	—	102
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(53,249)	—	(53,249)
Balance at December 31, 2023	35,188,323	43,592	—	$ 351	$ —	$ —	$ 676,592	$ 488,105	$ 19,340	$ 1,184,388

See accompanying notes to Consolidated Financial Statements

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.Description of Business

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

In 2021, the Company purchased 23 vessels. The Company purchased seven containerships of approximately 6,000 TEU each (the “Seven Vessels”), 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) and four 5,470 TEU Panamax containerships (the “Four Vessels”). Also on June 30, 2021, the vessel La Tour was sold.

During the second quarter of 2023, the Company purchased four 8,544 TEU vessels for an aggregate purchase price of $123,300, which were delivered in various dates in May and June 2023.Also on March 23, 2023, GSL Amstel was sold.

With these additions and following the sale of La Tour in 2021, and GSL Amstel in 2023, the Company’s fleet comprises 68 containerships with average age as at December 31, 2023, weighted by TEU capacity, of 17.2 years.

The following table provides information about the 68 vessels owned as at December 31, 2023.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	Zim Norfolk	9,115	2015	2Q27
Penelope Marine LLC	Marshall Islands	Zim Xiamen	9,115	2015	3Q27
Telemachus Marine LLC (3)	Marshall Islands	Anthea Y	9,115	2015	3Q25
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	3Q27(4)
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	2Q27(4)
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q27(5)
Global Ship Lease 72 LLC	Liberia	GSL Alexandra	8,544	2004	3Q25(6)
Global Ship Lease 73 LLC	Liberia	GSL Sofia	8,544	2003	3Q25(6)
Global Ship Lease 74 LLC	Liberia	GSL Effie	8,544	2003	3Q25(6)
Global Ship Lease 75 LLC	Liberia	GSL Lydia	8,544	2003	2Q25(6)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	3Q24
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	3Q24
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	3Q24
Alexander Marine LLC	Marshall Islands	Mary(12)	6,927	2013	4Q28(7)
Hector Marine LLC	Marshall Islands	Kristina	6,927	2013	3Q29(7)
Ikaros Marine LLC	Marshall Islands	Katherine	6,927	2013	2Q29(7)
Philippos Marine LLC	Marshall Islands	Alexandra	6,927	2013	2Q29(7)
Aristoteles Marine LLC	Marshall Islands	Alexis	6,882	2015	2Q29(7)
Menelaos Marine LLC	Marshall Islands	Olivia I	6,882	2015	2Q29(7)
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,840	2002	3Q24
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,840	2002	3Q24
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	6,621	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	2Q27(4)
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	2Q24(8)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q24(8)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q24(8)
GSL Violetta LLC (3)	Liberia	GSL Violetta	6,008	2000	4Q24(8)
GSL Tegea LLC	Liberia	GSL Tegea	5,992	2001	3Q24(8)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	3Q24(8)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	3Q24(8)
Tasman Marine LLC	Marshall Islands	Tasman	5,936	2000	2Q24
Hudson Marine LLC	Marshall Islands	Zim Europe	5,936	2000	1Q24
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	2Q24
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q24(9)
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	4Q24(9)
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q24(9)
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	4Q24(9)
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q25
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q24(10)
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27(11)
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28(11)
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28(11)
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28(11)
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	2Q25
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	2Q24
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,404	2013	3Q25
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	4Q24
Global Ship Lease 62 LLC	Liberia	Matson Molokai	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	1Q24
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	1Q25
Pericles Marine LLC	Marshall Islands	Athena	2,762	2003	2Q24
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	1Q24
Global Ship Lease 65 LLC	Liberia	tbr GSL Chloe (12)	2,546	2012	4Q24
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	1Q24
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	3Q24
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	1Q24
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q24
Global Ship Lease 38 LLC	Liberia	Manet	2,272	2001	4Q24
Global Ship Lease 40 LLC	Liberia	Keta	2,207	2003	1Q25
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	2Q25
Global Ship Lease 45 LLC	Liberia	Kumasi	2,207	2002	1Q25
Global Ship Lease 44 LLC	Liberia	Akiteta	2,207	2002	4Q24

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)	Currently, under a sale and leaseback transaction (see note 2g);
(4)	MSC Tianjin, MSC Qingdao and Agios Dimitrios were forward fixed to a leading liner company for minimum 36 months – maximum 38 months. The new charters are expected to commence between 2Q 2024 and 3Q 2024, after the vessels are drydocked. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”);
(5)	GSL Ningbo was fixed to a leading liner company for minimum 48 months – maximum 52 months. The new charter commenced in 3Q 2023;
(6)	GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options;
(7)	Mary (tbr Colombia Express), Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to a leading liner company for 60 months +/- 45 days, after which the charterer has the option to extend each charter for a further two years. The new charter for Mary (tbr Colombia Express) commenced in early 2024. The new charters for the remaining vessels are scheduled to commence as each of the existing charters expire, between approximately 2Q 2024 and late 2024;
(8)	GSL Arcadia, GSL Melita, GSL Maria, GSL Violetta, GSL Tegea, GSL Dorothea, GSL MYNY. Contract cover for each vessel is for a firm period of at least three years from the date each vessel was delivered in 2021. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey;
(9)	GSL Kithira, GSL Tripoli, GSL Syros, GSL Tinos were chartered for a period of three years from their delivery dates in 2021, after which the charterer has the option to extend each charter for a further three years;
(10)	Orca I. After the initial firm period of the charter, the charterer has the option in 1Q 2024 to extend the charter for a further 12-14 months from 3Q 2024;
(11)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America were each forward fixed to a leading liner company for a period of five years with up to +/- 45 days in charterer’s option. The new charter for GSL Susan commenced in 4Q 2022, while the remaining charters commenced in 1Q 2023;
(12)	“tbr” means “to be renamed”. On January 3, 2024, Mary was renamed to Colombia Express. On January 26, 2024, Beethoven was renamed to GSL Chloe.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

 The accompanying consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The Company has made reclassifications to the prior year statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $24,457 and $19,226 for the years ended December 31, 2022, and 2021, respectively. The Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim and annual financial statements.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. ASU 2020-4 was effective for the Company beginning on March 12, 2020, and the Company applied the amendments prospectively through December 31, 2022. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, in December 2022 the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848)”. The amendments of this update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. As of December 31, 2023, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%. There was no impact to the Company’s audited consolidated financial statements for the year ended December 31, 2023, as a result of adopting this standard.

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

(h) Accounts receivable, net

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $nil as of December 31, 2023 (2022: $nil).

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2023, 2022 and 2021.

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

(I) Impairment of Long-lived assets (continued)

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

Through the latter part of 2023, the Company noted that events and circumstances triggered the existence of potential impairment for some of the Company’s vessel groups. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of the current container sector on management’s expectation for future revenues. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was required for two vessel groups, as their undiscounted projected net operating cash flows did not exceed their carrying value. As a result, the Company recorded an impairment loss of $18,830 for two vessel groups with a total aggregate carrying amount of $43,830 which was written down to their fair value of $25,000 (see note 4).

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

Through 2021, the Company evaluated the impact of the then economic situation on the recoverability of all its vessel groups and determined that there was no triggering event and no impairment test was performed for the year ended December 31, 2021.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(o) Other comprehensive income

Other comprehensive income, which is reported in the Consolidated Statements of Changes in Shareholders’ Equity, consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Under ASU 2011-05, an entity reporting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. For year ended December 31, 2023, the Company recorded an unrealized loss on the interest rate caps, amortization of interest rate cap premium and an amount reclassified to earnings of $16,625, $4,271 and $214, respectively. For the year ended December 31, 2022, unrealized gain on the interest rate caps, amortization of interest rate cap premium and an amount reclassified from earnings $31,221, $1,123 and ($1,091) respectively, in both years, reported as a component of other comprehensive income and presented in the Consolidated Statements of Comprehensive Income. For year ended December 31, 2021, the Company recorded an unrealized gain on the interest rate caps of $227, $nil for amortization of interest rate cap premium and no amount reclassified to earnings (see note 9).

(p) Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the years ended December 31, 2023, 2022 and 2021, amounts of ($4,025), $10,899 and $15,869, respectively, were recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of December 31, 2023, current and non-current portion from implementing the straight-line basis, amounting to $9,027 ($6,487 and $2,866 as for December 31, 2022, and 2021, respectively) and $15,139 ($21,144 and $14,010 as for December 31, 2022, and 2021, respectively), respectively, are presented in the Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively.

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

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(p) Revenue recognition and related expense (continued)

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During 2021, the Company entered into six agreements which qualified as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the six agreements as financing transactions.

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

(s) Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. Otherwise, the Company’s vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses. Certain inactive Cyprus and Hong Kong subsidiaries are also liable for income tax on interest income earned from non-shipping activities.

The Company has one subsidiary in the United Kingdom, where the principal rate of corporate income tax for 2023 is 25% (2022: 19% and 2021:19%).

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
(ii)

There is a minimum concentration of credit risk with respect to cash and cash equivalents at December 31, 2023, to the extent that substantially all of the amounts are deposited with ten banks (2022: nine banks). The Company believes this risk is remote as the banks are high credit quality financial institutions.

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

Through the latter part of 2023, the Company noted that events and circumstances triggered the existence of potential impairment for some of the Company’s vessel groups. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of the current container sector on management’s expectation for future revenues. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was required for two vessel groups, as their undiscounted projected net operating cash flows did not exceed their carrying value. As a result, the Company recorded an impairment loss of $18,830 for two vessel groups with a total aggregate carrying amount of $43,830 which was written down to their fair value of $25,000 (see note 4).

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

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $5,372 as at December 31, 2023 was recorded through Consolidated Statements of Income ($9,685 positive fair value adjustment for December 31, 2022 and $nil for December 31, 2021). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of December 31, 2023, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

As of December 31, 2023, and 2022, following a quantitative assessment, part of the hedges were no longer considered effective and an amount of ($214) and $1,091, respectively, was reclassified (to)/from other comprehensive income to the Consolidated Statements of Income.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs – Level 2 inputs). As of December 31, 2023, and 2022, the Company recorded a derivative asset of $41,506 and $63,503, respectively (see note 9).

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

(y) Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106 (“December 2021 hedging”), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

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

The premium paid related to this derivative was classified in the Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method”, as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507,891. The first interest rate cap of $253,946 which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and a negative fair value adjustment of $5,372 as at December 31, 2023, was recorded through Consolidated Statements of Income ($9,685 positive fair value adjustment and $nil for December 31, 2022 and 2021, respectively). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see note 9). As of December 31, 2023, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(y) Derivative instruments (continued)

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2023, and 2022, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of ($214) and $1,091, respectively, was reclassified (to)/from other comprehensive income to the Consolidated Statements of Income.

(z) Recently issued accounting standards

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard improves reportable segment disclosures by adding and enhancing interim disclosure requirements, clarifying circumstances in which entities can disclose multiple segment measures of profit or loss, providing new segment disclosure requirements for entities with a single reportable segment, and adding other disclosure requirements. This standard is effective for all entities that are subject to Topic 280, Segment Reporting for annual periods beginning after December 15, 2023, but early adoption is permitted. The Company is currently evaluating the impacts of this guidance on the Company’s Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is currently evaluating the impacts of this guidance on the Company’s Consolidated Financial Statements.

3. Restricted Cash

  Restricted cash as of December 31, 2023, and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Retention accounts	$21,443	$23,903
Restricted bank deposits/Drydock reserves	2,420	4,460
Cash collateral(*)	32,940	–
Total Current Restricted Cash	$56,803	$28,363

Cash collateral(*)	$80,980	$118,471
Guarantee deposits	21	20
Restricted bank deposits/Drydock reserves	3,769	2,446
Cash in custody	500	500
Total Non - Current Restricted Cash	85,270	121,437
Total Current and Non - Current Restricted Cash	$142,073	$149,800

(*)	Cash received in advance from charterers.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

4. Vessels in Operation

Vessels in Operation as of December 31, 2023, 2022 and 2021 consisted of the following:

	Vessel Gross Cost, as adjusted for impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2021	$1,297,785	$(157,202)	$1,140,583
Additions	603,514	—	603,514
Disposals	(23,167)	14,445	(8,722)
Depreciation	—	(52,559)	(52,559)
As of December 31, 2021	$1,878,132	$(195,316)	$1,682,816

Additions	11,756	—	11,756
Depreciation	—	(68,232)	(68,232)
Impairment loss	(3,730)	697	(3,033)
As of December 31, 2022	$1,886,158	$(262,851)	$1,623,307

Additions	138,802	—	138,802
Depreciation	—	(72,443)	(72,443)
Impairment loss	(25,544)	6,714	(18,830)
Disposals	(6,803)	68	(6,735)
As of December 31, 2023	$1,992,613	$(328,512)	$1,664,101

As of December 31, 2023, 2022, and 2021, the Company had made additions for vessel expenditures and ballast water treatments. As of December 31, 2023, 2022 and 2021 unpaid capitalized expenses were $2,679, $9,022, and $6,257, respectively.

2023 Vessels acquisitions

In May and June 2023, the Company took delivery of the four 8,544 TEU Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
GSL Alexandra	8,544	2004	$30,000	June 2, 2023
GSL Sofia	8,544	2003	$30,000	May 22, 2023
GSL Effie	8,544	2003	$30,000	May 30, 2023
GSL Lydia	8,544	2003	$33,300	June 26, 2023

2023 Sale of Vessel

On March 23, 2023, the Company sold GSL Amstel for net proceeds of $5,940, and the vessel was released as collateral under the Company’s $140,000 loan facility with Credit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, E.Sun Commercial Bank, Ltd, CTBC Bank Co. Ltd. and Taishin International Bank.

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

4. Vessels in Operation (continued)

2021 Sale of Vessel

On June 30, 2021, the Company sold La Tour for net proceeds of $16,514, and the vessel was released as collateral under the Company’s $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”). The net gain from the sale of vessel was $7,770.

Impairment

Through the latter part of 2023, the Company noted that events and circumstances triggered the existence of potential impairment for some of the Company’s vessel groups. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of the current container sector on management’s expectation for future revenues. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was required for two vessel groups, as their undiscounted projected net operating cash flows did not exceed their carrying value. As a result, the Company recorded an impairment loss of $18,830 for two vessel groups with a total aggregate carrying amount of $43,830 which was written down to their fair value of $25,000 (see note 4).

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

Through 2021, the Company evaluated the impact of the then economic situation on the recoverability of all its other vessel groups and has determined that there was no triggering event and no impairment test was performed for the year ended December 31, 2021.

The total impairment loss recognized for the years ended December 31, 2023, 2022 and 2021 amounted to $18,830, $3,033 and $nil, respectively.

Collateral

As of December 31, 2023, 20 vessels were pledged as collateral under the 5.69% Senior Secured Notes due 2027 and 43 vessels under the Company’s loan facilities. Five vessels were unencumbered as of December 31, 2023.

Advances for vessel acquisitions and other additions

As of December 31, 2023, and December 31, 2022, there were no advances for vessel acquisitions, as all vessels had been delivered as at these dates. As of December 31, 2023, and December 31, 2022, the Company had advances for other vessel additions mainly for ballast water treatment systems totaling $12,210 and $4,881, respectively.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

5. Deferred charges, net

Deferred charges, net as of December 31, 2023, 2022 and 2021 consisted of the following:

Dry - docking Costs
As of January 1, 2021	$22,951
Additions	23,704
Amortization	(9,004)
Write - off	(22)
As of December 31, 2021	$37,629
Additions	30,105
Amortization	(13,071)
As of December 31, 2022	$54,663
Additions	38,341
Amortization	(19,284)
As of December 31, 2023	$73,720

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

6. Intangible Liabilities - Charter Agreements

Intangible Liabilities - Charter Agreements as of December 31, 2023, and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Opening balance	$14,218	$55,376
Disposals (*)	(476)	—
Amortization	(8,080)	(41,158)
Total	$5,662	$14,218

(*) The unamortized portion of GSL Amstel intangible liability-charter agreement when vessel was sold on March 23, 2023.

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

Amortization income of intangible liabilities-charter agreements for the years ended December 31, 2023, 2022 and 2021 was $8,080, $41,158 and $45,430, including related party amortization of intangible liabilities-charter agreements of $nil, $5,385, and $6,882 for each of the years ended December 31, 2023, 2022 and 2021, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to December 31, 2025, is estimated to be as follows:

Amount
December 31, 2024	5,114
December 31, 2025	548
$5,662

The weighted average life for the remaining intangible liabilities-charter agreements terms is 1.0 year.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

 7. Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets as at December 31, 2023 and December 31, 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Insurance and other claims	$11,073	$15,008
Advances to suppliers and other assets	11,651	6,946
Prepaid insurances	3,628	2,969
Other (1)	14,112	8,842
Total	$40,464	$33,765

(1) Includes mainly current portion of the straight-line basis of revenue recognition.

8. Inventories

Inventories as at December 31, 2023 and December 31, 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Bunkers	$685	$-
Lubricants	12,423	10,048
Stores	2,025	1,643
Victualling	631	546
Total	$15,764	$12,237

9. Derivative Asset

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above beyond the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is through fourth quarter 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $5,372 as at December 31, 2023 ($9,685 positive fair value adjustment and $nil as at December 31, 2022 and 2021, respectively) was recorded through Consolidated Statements of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of December 31, 2023, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%. Amount received from interest rate caps for each of the years ended December 31, 2023, 2022 and 2021 was $32,549, $9,245 and $nil, respectively.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

9. Derivative Asset (continued)

	December 31, 2023	December 31, 2022
Opening balance	$63,503	$7,227
Derivative asset premium	-	15,370
Unrealized (loss)/gain on derivative assets	(16,625)	31,221
Fair value adjustment on derivative asset	(5,372)	9,685
Closing balance	$41,506	$63,503
Less: Current portion of derivative assets	(24,639)	(29,645)
Non-current portion of derivative assets	$16,867	$33,858

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2023, 2022 and 2021, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of ($214), $1,091 and $nil was reclassified (to)/from other comprehensive income to the Consolidated Statements of Income. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

10. Accounts Payable

Accounts payable as of December 31, 2023, and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Suppliers, repairers	$12,933	$12,802
Insurers, agents and brokers	303	510
Payables to charterers	1,967	6,306
Other creditors	2,398	3,137
Total	$17,601	$22,755

11. Accrued Liabilities

Accrued liabilities as of December 31, 2023, and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Accrued expenses	$20,378	$26,676
Accrued interest	8,160	9,362
Total	$28,538	$36,038

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

 12. Long-Term Debt

Long-term debt as of December 31, 2023, and 2022 consisted of the following:

Facilities	December 31, 2023	December 31, 2022
Macquarie loan (a)	$66,000	$-
2027 Secured Notes (b)	284,375	336,875
E.SUN, MICB, Cathay, Taishin Credit Facility (c)	28,500	46,500
Sinopac Credit Facility (d)	8,220	9,900
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (e)	73,283	100,000
Deutsche Credit Facility (f)	40,046	44,695
HCOB Credit Facility (g)	24,744	40,794
CACIB, Bank Sinopac, CTBC Credit Facility (h)	38,950	44,050
Chailease Credit Facility (i)	2,608	3,852
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (j)	149,200	181,200
Total credit facilities	$715,926	$807,866
Sale and Leaseback Agreement CMBFL - $120,000 (k)	64,438	89,838
Sale and Leaseback Agreement CMBFL - $54,000 (l)	36,018	41,850
Sale and Leaseback Agreement - Neptune $14,735 (m)	6,796	9,971
Total Sale and Leaseback Agreements	$107,252	$141,659
Total borrowings	$823,178	$949,525
Less: Current portion of long-term debt	(164,888)	(155,424)
Less: Current portion of Sale and Leaseback Agreements (k,l,m)	(28,365)	(34,408)
Less: Deferred financing costs (t)	(10,750)	(15,136)
Non-current portion of Long-Term Debt	$619,175	$744,557

a) Macquarie Credit Facility

On May 18, 2023, the Company via its subsidiaries Global Ship Lease 72 LLC, Global Ship Lease 73 LLC, Global Ship Lease 74 LLC and Global Ship Lease 75 LLC entered into a new credit facility agreement with Macquarie Bank Limited (“Macquarie”) for an amount of $76,000 to finance part of the acquisition cost of the four 8,544 TEU vessels for an aggregate purchase price of $123,300. The vessels were delivered during the second quarter of 2023.

All four tranches were drawdown in the second quarter of 2023 and the credit facility has a maturity in May 2026.

The facility is repayable in two equal consecutive quarterly instalments of $5,000, six equal consecutive quarterly instalments of $6,000 and one quarterly instalments of $3,000 and two equal consecutive quarterly instalments of $1,000 with a final balloon of $25,000 payable three years after the first utilisation date.

This facility’s interest rate is SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $66,000.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

 12. Long-Term Debt (continued)

b) 5.69% Senior Secured Notes due 2027

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

As of December 31, 2023, the outstanding balance of this facility was $284,375.

c) $60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

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

The facility is repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility’s interest rate is SOFR plus a margin of 2.75% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $28,500.

d) $12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, the Company via its subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The facility is repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.

This facility’s interest rate is SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $8,220.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

e) $140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

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

The facility is repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon of $35,600 payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, the Company additionally repaid $2,838 out of which $1,000 deducted from the balloon instalment, and the vessel was released as collateral under the Company’s $140,000 HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility.

This facility’s interest rate is SOFR plus a margin of 3.25% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $73,283.

f) $51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.

The facility is repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $40,046.

g) $64.2 Million Hamburg Commercial Bank AG Credit Facility

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

This facility bears interest at SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $24,744.

h) $51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

h) $51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility (continued)

The lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).

The facility is repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of this facility was $38,950.

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

This facility bears interest at SOFR plus a margin of 4.20% per annum.

As of December 31, 2023, the outstanding balance of this facility was $2,608.

j) $268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

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

As of December 31, 2023, the outstanding balance of this facility was $149,200.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

k) $120.0 Million Sale and Leaseback agreements - CMBFL Four Vessels

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

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of December 31, 2023, the outstanding balance of these sale and lease back agreements was $64,438.

I) $54.0 Million Sale and Leaseback agreement - CMBFL

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

The sale and leaseback agreement is repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

The sale and leaseback agreement matures in May 2028 and bears interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

As of December 31, 2023, the outstanding balance of this sale and leaseback agreement was $36,018.

m) $14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing

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

The sale and leaseback agreement matures in February 2026 and bears interest at SOFR plus a margin of 4.64% per annum payable quarterly in arrears.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

m) $14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing (continued)

As of December 31, 2023, the outstanding balance of this sale and leaseback agreement was $6,796.

n) $236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, the Company entered into the New Hayfin Credit Facility amounting to $236,200, and on January 19, 2021, the Company drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021. The New Hayfin Credit Facility matured in January 2026 and bore interest at a rate of LIBOR plus a margin of 7.00% per annum. It was repayable in twenty quarterly instalments of $6,560, along with a balloon payment at maturity. The New Hayfin Credit Facility was secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, the Company additionally repaid $5,831, and the vessel was released as collateral under the Company’s New Hayfin Credit Facility. On June 16, 2022, the Company used a portion of the proceeds from the private placement for the full prepayment of the remaining outstanding balance $197,569 plus a prepayment fee of $11,229.

As of December 31, 2023, the outstanding balance of this facility was $nil.

o) Redemption of 8.00% Senior Unsecured Notes due 2024

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

In July 2021, the Company agreed to purchase the Twelve Vessels for an aggregate purchase price of $233,890, part of which was financed by the issuance of $35,000 2024 Notes to the sellers. The remaining purchase price was financed by cash on hand and a new syndicated credit facility for a total of $140,000 (see note 12e).

On April 5, 2022, the Company completed the partial redemption of $28,500 aggregate principal amount of the Notes (the “Redeemed Notes”) at a redemption price equal to 102.00% of the principal amount thereof plus accrued and unpaid interest. Upon completion of the redemption the outstanding aggregate principal amount of the 2024 Notes was $89,020. On July 15, 2022, the 2024 Notes were fully repaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 Secured Notes, pursuant to a note purchase agreement, dated June 14, 2022. Total loss on redemption was $2,350 and was recorded within the Consolidated Statements of Income for the year ended December 31, 2022, in line “Interest and other finance expenses”.

As of December 31, 2023, the outstanding aggregate principal amount of the 2024 notes was $nil.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

p) $38.5 Million Blue Ocean Junior Credit Facility

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

The Company fully drew down the facility on September 23, 2019, and it was scheduled to be repaid in a single instalment on the termination date which fell on September 24, 2024. This facility bore interest at 10.00% per annum.

During the year ended December 31, 2021, the Company used a portion of the net proceeds from the at-the-market issuance programs to prepay an amount of $12,295 under this facility plus a prepayment fee of $1,618.

On January 19, 2022, the Company used a portion of the net proceeds from the new facility agreement entered on December 30, 2021, with E.SUN, MICB, Cathay, Taishin, to fully prepay the amount of $26,205 under this facility, plus a prepayment fee of $3,968.

As of December 31, 2023, the outstanding balance of this facility was $nil.

q) $59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. Borrowings under the Hellenic Bank Facility were available in tranches and were used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.

An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility was repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.

A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility was repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.

The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility was repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.

On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that was to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019, and were each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.

This facility bore interest at LIBOR plus a margin of 3.90% per annum.

On June 24, 2022, the Hellenic Bank credit Facility was fully prepaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 Secured Notes, pursuant to a note purchase agreement, dated June 14, 2022.

As of December 31, 2023, the outstanding balance of this facility was $nil.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

r) 9.875% First Priority Secured Notes due 2022

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

On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Credit Facility, see note 12n above, and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds was $10,642 and is recorded within the Consolidated Statements of Income for the year ended December 31, 2021, as interest and other finance expenses.

s) Repayment Schedule

Maturities of long-term debt for the years subsequent to December 31, 2023, are as follows:

Payment due by year ended	Amount
December 31, 2024	193,252
December 31, 2025	144,587
December 31, 2026	300,858
December 31, 2027	162,719
December 31, 2028	21,762
$823,178

t) Deferred Financing Costs

	December 31, 2023	December 31, 2022
Opening balance	$15,136	$16,714
Expenditure in the period	1,140	9,655
Amortization included within interest expense	(5,526)	(11,233)
Closing balance	$10,750	$15,136

During 2023, total costs amounting to $1,140 were incurred in connection with the Macquarie Credit Facility (see note 12a).

During 2022, total costs amounting to $1,066 were incurred in connection with the Syndicated Senior Secured Credit facility (see note 12j), $1,180 in connection with E.SUN, MICB, Cathay, Taishin credit facility (see note 12c) and $7,409 in connection with the 2027 Secured Notes (see note 12b).

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

t) Deferred Financing Costs (continued)

During 2021, total costs amounting to $434 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 12o). In addition, total costs amounting $4,049 were incurred in connection with the New Hayfin Credit Facility (see note 12n), $777 in connection with the Deutsche Credit Facility (see note 12f), $1,386 in connection with the HCOB Credit Facility (see note 12g), $191 in connection with the Neptune sale and leaseback agreement (see note 12m), $984 in connection with the CACIB, Bank Sinopac, CTBC Credit Facility (see note 12h), $945 in connection with the CMBFL sale and lease back agreement (see note 12l), $252 in connection with the Sinopac Credit Facility (see note 12d), $2,852 in connection with the HCOB, CACIB Credit Facility (see note 12e) for financing the acquisition of the Twelve Vessels and $1,920 in connection with the Sale and Leaseback agreements with CMBFL for the Four Vessels (see note 12k) that were drawn down during the year ended December 31, 2021.

For the years ended December 31, 2023, 2022 and 2021, the Company recognized a total of $5,526, $11,233, and $8,279, respectively, in respect of amortization of deferred financing costs.

u) Debt covenants-securities

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

As of December 31, 2023, and December 31, 2022, the Company was in compliance with its debt covenants.

13. Time charter revenue

Operating revenue from significant customers (constituting more than 10% of total time charter revenue) was as follows:

	Year Ended December 31,
Charterer	2023	2022	2021
CMA CGM	28.59%	29.62%	33.83%
MAERSK	30.82%	29.79%	22.81%
ZIM	13.49%	10.73%	7.49%

 14. Related Party Transactions

CMA CGM was presented as a related party as it was a shareholder as of December 31, 2021, owning Class A common shares and representing 8.4% of voting rights in the Company. As of May 27, 2022, CMA CGM following the sale of its shares, is not anymore Company’s shareholder. Related party revenue and expenses recorded on Consolidated Statements of Income for CMA CGM are up to May 27, 2022.

Time Charter Agreements

A number of the Company’s time charter arrangements were with CMA CGM, representing 14.9% of gross revenues for the period it was considered to be a related party in the year ended December 31, 2022, and 33.8% of gross revenues in the year ended December 31, 2021. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the Consolidated Statements of Income.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

 14. Related Party Transactions (continued)

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. During 2022, Technomar provided all day-to-day technical ship management services for all but five (excluding GSL Amstel which was sold in March 23, 2023) of the Twelve Vessels. Management agreements of another third-party ship manager of these five vessels were terminated between May and July 2023. From those dates and onwards Technomar manages the five vessels. The management fees charged to the Company by third party managers for the years ended December 31, 2023, 2022 and 2021, amounted to $981, $1,488 and $834, respectively, and are shown in “Vessels operating expenses” in the Consolidated Statements of Income. Technomar continued to supervise management for the five outsourced vessels up to the termination of the underlying management agreements between May and July 2023.

The management fees charged to the Company by Technomar for the years ended December 31, 2023, 2022 and 2021, amounted to $19,086, $16,642 and $15,294, respectively and are shown under “Vessels operating expenses-related parties” in the Consolidated Statements of Income. Additionally, as of December 31, 2023, and 2022, outstanding receivables due from Technomar totaling $626 and $673, respectively, are presented under “Due from related parties”.

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos, the agreements were effective from the date of the completion of the Poseidon Transaction; for the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction until the refinancing of 2022 Notes which took place on January 2021, an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to all vessels that have been delivered; for all new acquired vessels during 2019 and going forward, the agreements were effective upon acquisition.

The fees charged to the Company by Conchart for the years ended December 31, 2023, 2022 and 2021, amounted to $7,995 and $6,289 and $3,583, respectively, and are disclosed within “Time charter and voyage expenses-related parties” in the Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under "Due to related parties" totaling to $717 and $572 as of December 31, 2023, and 2022, respectively.

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

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

 15. Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 68 vessels as at December 31, 2023 is as follows:

Amount
December 31, 2024	$613,536
December 31, 2025	381,601
December 31, 2026	267,162
December 31, 2027	196,577
Thereafter	130,783
Total minimum lease revenue, net of address commissions	$1,589,659

16. Share Capital

Common shares

As of December 31, 2023, the Company has one class of Class A common shares.

Restricted stock units or incentive stock units have been granted to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 17). In April 2020, the Company issued 184,270 shares under grants made under the 2019 Omnibus Incentive Plan (the “2019 Plan”). In 2023, 2022 and 2021, 440,698, 586,819 and 747,604 Class A common shares were issued under the 2019 Plan, respectively.

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

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after deducting underwriting discounts and commissions and expenses, were approximately $67,758. On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing the issued and outstanding shares. In April 2022, September 2022 and October 2022, the Company repurchased 184,684, 568,835 and 307,121 Class A common shares, respectively, reducing the issued and outstanding shares. During 2023, the Company repurchased 1,242,663 Class A common shares, reducing the issued and outstanding shares. As at December 31, 2023, the Company had 35,188,323 Class A common shares outstanding.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

16. Share Capital (continued)

Common shares (continued)

On April 13, 2021, Kelso and Maas Capital Investments B.V. sold an aggregate of 5,175,000 Class A common shares which they held in an underwritten public offering at $12.50 per share (including 675,000 Class A common shares that were sold pursuant to the underwriters’ exercise, in full of their option to purchase additional shares). The Company did not receive any proceeds from this sale of Class A Common Shares.

On March 1, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the fourth quarter of 2022 paid on March 6, 2023, to common shareholders of record as of February 22, 2023, amounting to $13,351.

On May 10, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2023 paid on June 2, 2023, to common shareholders of record as of May 24, 2023, amounting to $13,340.

On August 3, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the second quarter of 2023 paid on September 4, 2023 to common shareholders of record as of August 23, 2023 amounting to $13,300.

On November 9, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the third quarter of 2023 paid on December 4, 2023, to common shareholders of record as of November 24, 2023, amounting to $13,258.

Preferred shares

On August 20, 2014, the Company issued 1,400,000 Depositary Shares (the “Depositary Shares”), each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Perpetual Preferred Shares (“Series B Preferred Shares”) representing an interest in 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) (NYSE:GSL-B), priced at $25.00 per Depositary Share. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Changes in Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014, for the third quarter 2014. Dividends have been declared for all subsequent quarters.

On December 10, 2019, the Company entered into At Market Issuance Sales Agreement “ATM agreement” with B. Riley FBR under which the Company may, from time to time, issue additional Depositary Shares. Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 Depositary Shares (representing an interest in 428 Series B Preferred Shares) for net proceeds net of offering costs of $856. During year ended December 31, 2020, the Company issued 839,442 Depositary Shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds net of offering costs of $18,847. During the year ended December 31, 2021, the Company issued 2,076,992 Depositary Shares for net proceeds net of offering costs of $51,234.

On December 29, 2022, the Company entered into a new ATM agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, up to $150,000,000 of its Depositary Shares. This new ATM Agreement terminated and replaced, in its entirety, the former at-the-market program that the Company had in place with the Agent for the Depositary Shares. No shares were issued under the new ATM Agreement during the year ended December 31, 2023.

Up to December 31, 2023, and 2022, the Company had offering costs amounting to $nil and $300, respectively, and no sales had occurred under the new ATM Agreement. As of December 31, 2023, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

 17. Share-Based Compensation

On February 4, 2019, the Board of Directors adopted the 2019 Plan.

The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by the Compensation Committee of the Board of Directors, or such other committee of the Board of Directors as may be designated by them. Unless terminated earlier by the Board of Directors, the 2019 Plan will expire 10 years from the date on which it was adopted by the Board of Directors.

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

On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the 2019 Plan by 1,600,000 to 3,412,500, and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches, with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, were to vest quarterly up to September 30, 2025, once the Company’s stock price exceeded $27.00 and $30.00, respectively, over a 60-day period. The Compensation Committee and Board of Directors also approved an increase the maximum number of Class A common shares that each non-employee director may be granted in any one year to 25,000 and subsequently approved stock-based awards to the then seven non-executive directors totaling 105,000 shares of incentive stock, or 15,000 each, to vest in a similar manner to those awarded to senior management.

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

In March 2023, the Compensation Committee and the Board of Directors, approved an amendment to the stock-based awards agreed in September 2021 for senior management and non-employee directors such that 10% of the second tranche would be forfeit with the remaining 90% vesting from April 2023 and quarterly thereafter with the last such vesting to be October 2025. The price at which the third tranche is to vest was amended to $21.00, over a 60-day period. All other terms of the awards remain unchanged.

During the years ended December 31, 2023, 2022 and 2021, 399,727, 218,366 and 55,175 incentive shares vested, respectively, under the amended September 2021 awards. A total of 2,111,988 incentive shares under both plans had vested as at December 31, 2023. Of the total incentive shares which vested under both plans up to December 31, 2023, 152,598 had not been issued.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

17. Share-Based Compensation (continued)

Share based awards since January 1, 2022, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2022	1,549,825	$22.35	n/a
Vested in year ended December 31, 2022	(218,366)	n/a	19.36
Cancelled in May 2022	(14,748)	n/a	n/a
Unvested as at December 31, 2022	1,316,711	$22.35	n/a
Vested in year ended December 31, 2023	(399,727)	n/a	18.87
Forfeit in March 2023	(35,771)	n/a	n/a
Unvested as at December 31, 2023	881,213	$22.35	n/a

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

For the years ended December 31, 2023, 2022 and 2021, the Company recognized a total of $10,189, $10,104, and $3,510, respectively, in respect of stock-based compensation.

18. Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only allocated to the Class A common shareholders.

At December 31, 2023 and 2022, there were 881,213 and 1,316,711, respectively, shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards approved on September 29, 2021.

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

18. Earnings per Share (continued)

Numerator:	December 31, 2023	December 31, 2022	December 31, 2021
Net income available to common shareholders:
Class A, basic and diluted	$294,964	$283,389	$163,232

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	35,405,458	36,603,134	35,125,003
Plus weighted average number of RSUs with service conditions	523,464	601,211	383,012
Common share and common share equivalents, dilutive	35,928,922	37,204,345	35,508,015

Basic earnings per share:
Class A	8.33	7.74	4.65

Diluted earnings per share:
Class A	8.21	7.62	4.60

19. Subsequent events

On January 3, 2024, the Company approved new awards to a non-employee director amounting to 4,884 shares of incentive stock.

On January 3, 2024, and January 26, 2024, respectively, Mary was renamed to Colombia Express and Beethoven was renamed to GSL Chloe.

From January 1, 2024, and up to March 15, 2024, the Company repurchased a total of 242,372 common shares for a total investment of $4,812.

In February 2024, the Company declared a dividend of $0.375 per Class A common share from the earnings of the fourth quarter of 2023 to be paid on March 6, 2024, to common shareholders of record as of February 22, 2024.

