Form 20-F
period 2024-12-31
Global Ship Lease, Inc.
filed 2025-03-18
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Anastasios Psaropoulos, Chief Financial Officer, 9 Irodou Attikou Street, Kifisia, Athens 14561, Greece

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

35,447,370 Class A common shares, par value of $0.01 per share

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

Large accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.S. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

Risk Factor Summary

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

•	Significant demands may be placed on us as a result of possible future acquisitions of additional vessels. Our growth depends on continued growth in the demand for containerships, and our ability to purchase additional vessels and obtain new charters. We may require additional financing to be able to grow and will face substantial competition to purchase vessels. We may be unable to make or realize expected benefits from acquisitions of vessels or container shipping-related assets/enhancements and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

•	Should we expand our business or provide additional services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

•	We are exposed to risks associated with the purchase and operation of secondhand vessels; we may not perform underwater inspections of vessels prior to purchase.

•	We are dependent on third parties, some of which are related parties, to manage our ships and substantial fees will be payable to our ship managers regardless of our profitability. Our third-party technical and commercial ship managers, Technomar and Conchart, are privately held companies and there is little or no publicly available information about them. Our financial reporting is partly dependent on accounting and financial information provided to us by Technomar with respect to our vessels.

•	Our Executive Chairman and our Managers may have conflicts of interest with us which may make them favor their own interests to our detriment.

•	Due to our lack of diversification, adverse developments in the containership transportation business could harm our business, results of operations and financial condition. We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

•	Technological developments which affect global trade flows and supply chains may affect the demand for our vessels. The volatile container shipping market and difficulty finding profitable charters for our vessels upon their expiry.

•	We have substantial indebtedness. Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations or pursue other business opportunities and may limit our ability to react to changes in the economy or our industry. Our debt agreements contain restrictions that limit our flexibility in operating our business. Volatility of Secured Overnight Financing Rate (“SOFR”) could affect our profitability, earnings, and cash flows.

•	Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

•	Our vessels may be subject to extended periods of off-hire, which could materially adversely affect our business, financial condition and results of operations. The vessels’ mortgagor or other maritime claimants could arrest our vessels, which could interrupt the charterers’ or our cash flow. Governments could requisition our vessels during a period of war or emergency without adequate compensation, which under most of our time charter agreements would permit the customer to terminate the charter agreement for that vessel.

•	We may need to make substantial expenditures to maintain our fleet, meet new regulatory requirements, meet commercial requirements or to acquire vessels.

•	As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations. Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

•	Our business depends upon certain individuals who may not necessarily continue to be affiliated with us in the future. Rising crew and other vessel operating costs may adversely affect our profits. Increased fuel prices may have a material adverse effect on our profits.

•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations. Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

•	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations. We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

•	Our Fourth Amended and Restated Bylaws include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees. We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.

•	A cyber-attack could materially disrupt our business.

•

The current state of the world financial markets and economic conditions and geopolitical conflicts could have a material adverse impact on our results of operations, financial condition and cash flows. The container shipping industry is cyclical and volatile and our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital. A decrease in the export and/or import of containerized cargo or an increase in trade protectionism may harm our customers’ business and, in turn, harm our business, results of operations and financial condition. A U.S. proposal to impose new port fees on Chinese associated vessels may have a material adverse effect on our operations and financial results. Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

•	We may have more difficulty entering into long-term charters if a more active and cheaper short-term or spot container shipping market develops. An over-supply of containership capacity may lead to reductions in charter hire rates and profitability. Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

•	Acts of piracy on ocean-going vessels, terrorist attacks and international hostilities could affect our results of operations and financial condition.

•	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes, it could lead to monetary fines or penalties and have a material adverse effect on the market for our securities.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect our business and operating results. We are subject to evolving regulation and liability under environmental laws, including those related to emissions and decarbonization, such as the new FEUM regulation, which may adversely affect our revenues and profitability.

•	Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our containership business. Changing industry regulations may affect our cash flows and net income.

•	The price of our securities may be volatile. Future sales and the imbalance of willing sellers and willing buyers of our common stock could cause the market price of our common stock to decline.

•	We have change of control provisions in our organizational documents. We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law. It may not be possible for investors to serve process on or enforce U.S. judgments against us. We are subject to certain risks relating to the inability to obtain the minimum quorum established in our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws for the conduct of business at shareholder meetings.

•	We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. Our management is required to devote substantial time to complying with public company regulations.

•	We cannot guarantee that our Board of Directors will declare dividends or otherwise return cash to shareholders. We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B Preferred Shares, and accordingly the Depositary Shares, as the case may be. Our ability to pay dividends on and to redeem our Series B Preferred Shares is limited by the requirements of Marshall Islands law and by our contractual obligations.

•	We may be subject to taxes which will reduce our cash flow. Certain adverse U.S. federal income tax consequences could arise for U.S. holders.

Risks Relating to Our Business

Operating Revenue Risk

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are, and will continue to be, our sole source of operating cash flow. We are consequently dependent on the performance by our charterers of their obligations under the charters. The container shipping industry is cyclical and, whilst financial performance improved from time to time, suffered an extended cyclical downturn lasting from the Global Financial Crisis in 2008/2009 through 2016, with freight rates, charter rates, asset values, and liner operator earnings under pressure due to oversupply of container ship capacity. Industry conditions generally improved from 2017 through 2019. The compound annual growth rate (“CAGR”) of containerized trade volumes from 2010 through 2024 was 3.0%, incorporating the impact of negative growth in 2020 (COVID-19), a rebound in 2021, further negative growth in 2022 and 2023 (geopolitical tensions driving inflationary macro-economic headwinds), and a further rebound in 2024. The uncertainty concerning the COVID-19 pandemic and its impact on container shipping and the macro-economic environment has waned significantly over the past 18 – 24 months. However, global public health threats, pandemics, epidemics, and other disease outbreaks, such as COVID-19, influenza and other highly communicable diseases or viruses, could adversely impact our operations and our charterers and other counterparties’ ability or willingness to fulfill their obligations to us. Additionally, uncertainty exists regarding the broader global economic impact of changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, geopolitical events, such as the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world. Such uncertainty may adversely impact our business, and any escalation or spillover effects from these and similar conflicts may lead to further regional and international conflicts or armed action. It is possible that such conflicts could disrupt supply chains and cause instability in the global economy. Equally unpredictable is the impact these uncertainties may have upon our charterers’ operations and cash flows, and their payment of charter hire to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similar terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

Whilst there were no delays in receiving charter hire payments in 2023 or 2024, we may experience delays in receiving charter hire payments from some of our charterers, which under the charter contracts are due to be paid two weeks or one month in advance. As of December 31, 2024, no charter hire payments were outstanding.

If any of our charterers ceases doing business or fails to perform their respective obligations under their charters with us, our business, financial position and results of operations could be materially adversely affected if we face difficulties finding immediate replacement charters, or if such replacement charters were at lower daily rates and for shorter durations. If such events occur, these events may give rise to uncertainty about our ability to continue as a going concern. Please also see “—We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.” below.

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

Our growth depends on continued growth in the demand for containerships, and our ability to purchase additional vessels and obtain new charters. We may require additional financing to be able to grow and will face substantial competition to purchase vessels.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies. The opportunity to acquire additional containerships will, in part, depend on the state of and prospects for container shipping. The container shipping industry is both cyclical and volatile in terms of supply demand balance, freight rates, charter rates, vessel values and overall profitability. Although supply-side fundamentals have generally been improving since 2017, the industry remains vulnerable to an excess of supply of containership capacity and mediocre demand growth. As at December 31, 2024, idle capacity of the global containership fleet was 0.6%, and the global containership orderbook to fleet ratio was 27.4% - weighted heavily towards containerships larger than 10,000 TEU. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

As of the date of this annual report, all of our vessels are technically managed by Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, for an annual management fee. Technomar provides all day-to-day technical ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, such as the arrangement, management of drydocking and services in relation to compliance with the European Union Emission Trading System (“EU ETS” or “ETS”) and FuelEU Maritime (“FEUM”).

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

Our Executive Chairman is the Founder, Managing Director, and majority beneficial owner of Technomar and the sole beneficial owner of Conchart, our third-party technical and commercial ship managers. Our Executive Chairman also beneficially owns approximately 6.9% of our Class A common shares. Accordingly, Technomar, Conchart, and our Executive Chairman (including their affiliates) have the power to exert considerable influence over our actions. These relationships could create conflicts of interest between us and our Managers. Such conflicts of interest may result in transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our Class A common shares.

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

According to Maritime Strategies International Ltd. (“MSI”), as of December 31, 2024, idle capacity of the global containership fleet was 0.6%, and the overall orderbook-to-fleet ratio stood at 27.4%. Notwithstanding scrapping, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years, particularly in the larger vessel sizes (over 10,000 TEU). An over-supply of containership capacity, combined with a lack of growth in the demand for containerships, may result in downward pressure on charter rates. As at December 31, 2024, but adjusted to include the last Newly Acquired Vessel, Czech, delivered on January 9, 2025 and all charters agreed through February 28, 2025, and excluding the three vessels agreed to be sold in 2025, Tasman, Akiteta, Keta, the charters for eleven of our containerships either have expired or could expire before the end of the first half of 2025 and a further five vessels have charters which may expire during the second half of 2025.

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

 As of December 31, 2024, we had $691.1 million of outstanding indebtedness, being $231.9 million of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”), $87.3 million of finance leases and $371.9 million of secured credit facilities.

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

Our debt agreements contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit or restrict our ability and the ability of certain of our subsidiaries from, among other things:

•	incurring additional indebtedness;

•	making any substantial change to the nature of our business;

•	paying dividends;

•	redeeming or repurchasing capital stock;

•	selling the collateral vessel, if applicable;

•	entering into certain transactions other than arm’s length transactions;

•	acquiring a company, shares or securities or a business or undertaking;

•	effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;

•	changing the flag, class or technical or commercial management of the applicable collateral vessel or terminating or materially amending the management agreements relating to such vessel; and

•	experiencing any change in the position and ownership of our Executive Chairman.

In addition, certain of our debt agreements require us and our subsidiaries to satisfy certain financial covenants, including minimum liquidity, and value adjusted leverage ratio. Our ability to meet those financial covenants and other tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

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

All but 18 of the vessels owned by us as of December 31, 2024, serve as security under our secured debt agreements. If our operating performance declines, we may be required to obtain waivers from our lenders (and other similar counterparties) to avoid default thereunder. If we are not able to obtain such waivers, our lenders (and other similar counterparties) could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

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

Volatility of SOFR could affect our profitability, earnings, and cash flows.

Our secured credit facilities and finance lease obligations accrue interest based on SOFR, which, in some cases, adds a credit adjustment spread, or CAS. An increase in SOFR, including as a result of the interest rate increases effected by the Federal Reserve and the Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage our exposure to interest rate fluctuations, we have in the past, and may from time-to-time in the future, use interest rate derivatives to effectively fix any floating rate debt obligations. As of December 31, 2024, $459.2 million of our total outstanding debt was floating rate debt across a number of facilities and sale and leaseback arrangements, bearing interest at SOFR based on interest rate cap agreements that we have in place that expire in 2026. An increase in interest rates upon expiry of these interest rate cap agreements could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Further, no assurance can be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements.

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

If impairment testing is required, we may need to recognize impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. For example, we recorded an impairment loss of $18.8 million, in aggregate, in 2023 for two vessels. No impairment loss was recorded in 2024. The amount, if any, and timing of any impairment charges we may need to recognize in the future will depend upon the then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our assessments as of December 31, 2024.

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

Under the time charters for our vessels, when the vessel is not available for service, it will likely be “off-hire”, in which case the charterer is generally not required to pay hire, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. Additionally, in many cases the charterer has the option to extend the latest redelivery date by the off-hire days. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

•	any drydocking for repairs, maintenance or classification society inspection;

•	any time out of service necessary for owner to upgrade vessels to meet new regulatory requirements, such as ballast water treatment or emission control or to improve the specification and commercial characteristics of our vessels;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•	any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in charterer’s lost time;

•	crewing labor boycotts or certain vessel arrests;

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates;

•	the vessel’s declared performance speed is reduced or fuel consumption is increased by more than 5% over a specified period of time; or

•	the vessel is requisitioned by any government or governmental authority.

Additionally, the charterer may have the right to terminate the charter agreement under a number of circumstances, such as if:

•	the vessel is off-hire for a specified number of days, subject to certain conditions;

•	the charterer informs us of a default under the charter, and the default is not rectified;

•	there is a total (actual or constructive) loss of the vessel;

•	the vessel is requisitioned by any government or governmental authority; or

•	a vessel’s declared performance speed is reduced or fuel consumption increased in excess of a pre-agreed percentage over a continuous period of an agreed number of days, (for example, consumption in excess of 10% of that declared for a given speed over a continuous period of 30 days) and the reason is within our or the vessel’s control.

Our business, financial condition and results of operations may be materially adversely affected if our vessels are subject to extended periods of off-hire. For additional information, please see “Item 4. Information on the Company—B. Business Overview—Time Charters.”

Vessels’ Operational Risks

We may need to make substantial expenditures to maintain our fleet, meet new regulatory requirements, meet commercial requirements or to acquire vessels.

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

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel-efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations. Our fleet of 71 vessels as of December 31, 2024 had an average age weighted by TEU capacity of 17.6 years. In November 2024, we agreed to purchase four high-reefer ECO 9,000 TEU vessels (the “Newly Acquired Vessels”), of which three were delivered in December 2024 and the fourth in January 2025. In addition, during December 2024, we agreed to sell an older vessel Tasman (5,936 TEU built 2000) and in February 2025, we agreed to sell two more vessels, Akiteta (2,220 TEU built 2002) and Keta (2,207 TEU, built 2003). Akiteta was delivered to her new owners on February 19, 2025 and Tasman was delivered to her new owners on March 10, 2025. Keta is scheduled for delivery to her new owners in first half 2025.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 71 vessels as of December 31, 2024 had an average age weighted by TEU capacity of 17.6 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

 Our business depends upon certain individuals who may not necessarily continue to be affiliated with us in the future.

Our current performance and future success depend to a significant extent upon our Executive Chairman, George Giouroukos, our Chief Executive Officer, Thomas A. Lister, and our Chief Financial Officer, Anastasios Psaropoulos, who collectively have almost 88 years of experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing and ship management companies. They and the members of our Board of Directors (our “Board of Directors”) are crucial to the execution of our business strategies and to the growth and development of our business. Mr. Giouroukos has committed to spend approximately 50% on his time on matters related to our affairs. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

The price of fuel is unpredictable and fluctuates based on events outside our control, including but not limited to conflicts, geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

In addition, since the implementation of the International Maritime Organization’s regulations limiting sulfur emissions effective January 1, 2020, our vessels have been and continue to be operated using compliant low sulfur fuels, the price of which has increased as a result of increased demand. Fuel may continue to be more expensive, which may reduce our profitability and the competitiveness of our business compared to other forms of transportation. Further, as fuel costs are generally paid by our charterers, high fuel prices may impact their profitability if they are unable to pass these costs through to their customers. High fuel prices could have a material adverse effect on our business, results of operations and financial condition.

Subsidiaries’ Performance Risk

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to pay dividends or make other distributions or payments to us will be subject to the availability of profits or funds for such purpose which, in turn, will depend on the future performance of the subsidiary concerned which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond its control. Additionally, the ability of our subsidiaries to make these distributions could be affected by the provisions of our financing arrangements or a claim or other action by a third party, including a creditor, or by English law, Marshall Islands law or the laws of any jurisdiction which applies to us and regulates the payment of dividends by companies. Applicable tax laws may also subject such payments to further taxation. Applicable law may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. Limitations on our ability to transfer cash among and within our group may mean that even though we, in aggregate, may have sufficient resources to meet our obligations, we may not be permitted to make the necessary transfers from one entity in our group to another entity in our group in order to make payments on our obligations. Therefore, if we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends, including on our 8.75% Series B Cumulative Perpetual Preferred Shares (the “Series B Preferred Shares”), or meet our debt service obligations or our other liabilities.

Exchange Rates Fluctuation Risk

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars and some of our expenses are denominated in currencies other than U.S. dollars. This currency mismatch could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, thereby decreasing our net income. On April 4, 2024, we entered into a foreign exchange option strip (“FX option”) to purchase €3.0 million, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price is EURUSD 1.10. We entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses totaling €3.0 million, expected to occur each month. Future declines in the U.S. dollar versus other currencies could have a material adverse effect on our operating expenses and net income.

Insurance and Litigation Related Risks

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The shipping industry has inherent operational risks. Although we carry hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes coverage for environmental damage and pollution) and other insurances commonly held by vessel owners, we may not be adequately insured against all risks or our insurers may not pay every claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a replacement vessel in the event of a total or constructive total loss in a timely manner. Further, under our financings, we are subject to restrictions on the use of any proceeds we may receive under claims in the event of a total or constructive total loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas,” which may be subject to higher risk of piracy, war or terrorism. We cannot be certain that our insurers will continue to provide such coverage, or that we will be able to recover these increased costs from our charterers. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

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

Risks Relating to Certain Corporate Affairs

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation (the “Amended and Restated Articles of Incorporation”) and fourth amended and restated bylaws (the “Fourth Amended and Restated Bylaws”) and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been very few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

Risks Relating to Our Industry

The container shipping industry is cyclical and volatile and our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market and the availability of capital.

The container shipping industry is both seasonal and cyclical. According to MSI, between 2000 and 2008, which included a period of super-cyclical growth partly fueled by a significant increase in trade with China, containerized trade grew at an annual compound rate of 9.9%. The Global Financial Crisis, from late 2008, prompted a contraction of demand, with 2009 volumes falling by around 8.0%. In 2010, demand rebounded, with volume growth of 15.3%. From 2010 through 2024, incorporating the impact of negative growth in 2020 (COVID-19), the rebound in 2021, and further negative growth in 2022 and 2023 (geopolitical tensions driving inflationary macro-economic headwinds), and a rebound in 2024, CAGR was 3.0%. On the supply side, between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a CAGR of 11.4%; and from 2009 through 2020 at 5.7%, as the industry digested the legacy of the pre-financial crisis orderbook. Net supply CAGR 2021 through 2024 is estimated at 7.5% and, as of December 31, 2024, the containership fleet was estimated to be 6,215 ships, with an aggregate capacity of approximately 30.8 million TEU.

Weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships and container shipping services are outside our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The primary factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers, including as a result of technological developments which may affect global trade flows and supply chains;

•	changes in the patterns of global production and consumption of products transported by containerships;

•	the changing dynamics of globalization, regionalization, or re-shoring of manufacturing;

•	global and regional economic and political conditions, including weather, natural or other disasters, including health crises such as the COVID-19 pandemic, armed conflicts (including the conflicts in Ukraine and in the Middle East, as well as Houthi attacks in the Red Sea), terrorist activities and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported, the size of containerships, the extent of trans-shipments and the competitiveness of other forms of marine transportation including dry bulk and refrigerated vessels;

•	environmental and other legal and regulatory developments;

•	the price of oil and economics of slow steaming;

•	the availability of trade finance and currency exchange rates; and

•	port and canal congestion.

The primary factors that influence the supply of containership capacity include, among others:

•	the containership newbuilding orderbook;

•	the availability of financing;

•	the scrapping rate of containerships;

•	the number of containerships off-hire or otherwise idle including laid-up;

•	the price of steel and other raw materials;

•	changes in environmental and other laws and regulations that may limit the useful life of containerships;

•	the availability of shipyard capacity;

•	port and canal congestion;

•	the extent of slow steaming; and

•	changes in the environmental and other regulations that may limit the useful lives of vessels.

The conditions in the containership sector may also affect our ability to recharter our containerships upon the expiration of their current charters. As at December 31, 2024, but adjusted to include the last Newly Acquired Vessel, Czech, delivered on January 9, 2025 and all charters agreed through February 28, 2025, and excluding the three vessels agreed to be sold in 2025, Tasman, Akiteta, Keta, the charters for eleven of our containerships either have expired or could expire before the end of the first half of 2025 and a further five vessels have charters which may expire during the second half of 2025.

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

Our international operations expose us to the risk that increased trade protectionism will harm our business. In times of global economic challenge, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, could have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders. Please also see below, “—Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition” and “—The current state of the world financial markets and economic conditions and geopolitical conflicts could have a material adverse impact on our results of operations, financial condition and cash flows.”

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of containerships in ports in the Asia Pacific region. Consequently, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2024 was approximately 5.0%, which was a decrease from 5.2% for the year ended December 31, 2023. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future.

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

In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. In January 2025, during the initial days of President Trump's second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and the subject countries indicated their intention to impose counter measures. In February 2025, President Trump announced that the U.S. would impose tariffs of 10% on all imported goods from China, which took effect in February 2025, and 25% on all steel and aluminum imports beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies, thus increasing the possibility of a global trade war. On March 4, 2025, the U.S. imposed 25% tariffs on imports from Mexico and Canada and enacted an extra 10% tariff on Chinese imports, therefore doubling the previously levied tariff from February to an additional 20% on existing tariffs. In response, Canada plans to immediately impose a 25% tariff on U.S. imports, and Mexico stated that the country will also retaliate, intending to disclose plans in due time. Additionally, China announced retaliatory tariffs on U.S. agricultural goods and export restrictions to the U.S., in addition to filing a lawsuit with the World Trade Organization. On March 5, 2025, President Trump announced that cars made in North America that comply with the continent's existing free trade agreement are exempted from tariffs for a month. On March 6, 2025, President Trump announced that the U.S. will pause the 25% tariffs on U.S. imports from Mexico and Canada that are covered under a 2020 United States-Mexico-Canada Agreement (USMCA) trade agreement until April 2, 2025. Goods that are not covered by the agreement remain subject to tariffs. On March 11, 2025, President Trump announced higher tariffs on steel and aluminum from Canada; however, hours later, reverted to previous plan to continue with the 25% tariffs on steel and aluminum products from Canada. On March 12, 2025, Canada announced new retaliatory trade duties on U.S. goods that took effect on March 13, 2025. Additionally, on February 26, 2025, President Trump announced a 25% tariff on imports from the European Union, which was imposed as of March 12, 2025. The EU announced on March 12, 2025 that it will respond with retaliatory tariffs that will take effect on U.S. products starting April 1, 2025.

The U.S. implementation of tariffs and related countermeasures taken by impacted foreign countries further increases the risk of additional trade protectionism. Trade protectionism in the markets that our charterers serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, which may further result in a decline in the volume of exported goods and demand for shipping. If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows, and financial condition, may be adversely affected. Additionally, a decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

The current state of the world financial markets and economic conditions and geopolitical conflicts could have a material adverse impact on our results of operations, financial condition and cash flows.

The world economy is facing a number of actual and potential challenges, including the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world, changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, growing tensions between the U.S. and Europe due to the Russia-Ukraine war and U.S. threats of tariffs on European Union imports, banking crises or failures, global public health threats, epidemics and pandemics or other disease outbreaks, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which from time to time occur in various parts of the world in which we operate, including China. For example, due in part to fears associated with the spread of COVID-19 in 2020, global financial markets experienced significant volatility which may continue as a new COVID-19 variant or new infectious disease emerges.

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

Further, we may not be able to access our existing cash due to market conditions. If banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition.

A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative (USTR) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China's dominance in the maritime, logistics, and shipbuilding industries. These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs.

The proposal would include a service fee targeting Chinese operators of up to $1.0 million for each instance a vessel operated by a Chinese entity enters a U.S. port. Alternatively, the fee could be calculated at a rate of up to $1,000 per dwt of the vessel for each port entrance.

Another proposed service fee focuses on operators with fleets comprised of Chinese-built vessels. Under this proposal, fees could reach as high as $1.5 million each time a Chinese-built vessel owned by a non-Chinese operator enters a U.S. port. Furthermore, a tiered fee structure is under consideration, based on the proportion of Chinese-built vessels within an operator’s fleet. Operators with fleets that are 50% or more Chinese-built could face fees of up to $1.0 million dollars per port call; for operators with fleets that are greater than 25% and less than 50% Chinese-built, the fee could be up to $750,000 per port call; and for operators whose fleets have greater than 0% and less than 25% percent Chinese-built vessels, the port fee could reach up to $500,000 per vessel entrance. Another option being considered is an additional fee of up to $1.0 million per port entrance if 25% or more of an operator’s fleet is composed of vessels constructed in China.

A further proposed service fee is aimed at operators with newbuilding orders for Chinese vessels. This fee would be based on the percentage of vessels an operator has ordered from Chinese shipyards or expects to receive from them within the next 24 months. Operators with 50% or more of their vessel orders placed with Chinese shipyards could be charged up to $1.0 million per vessel entrance. For those with greater than 25% to less than 50% percent of their orders in Chinese shipyards, the fee could reach $750,000, and for those with greater than 0% to less than 25%, it could be up to $500,000 per vessel entrance. Another possibility is a flat fee of up to $1.0 million dollars per port entrance if 25% or more of an operator’s total vessel orders over the next 24 months are with Chinese shipyards.

The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale leaseback arrangements with Chinese leasing financiers, has not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if measures similar to those that have been proposed are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

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

While the size of the containership orderbook has declined substantially since its peak in 2008/2009, the containership newbuilding orderbook as of December 31, 2024 represented approximately 27.4% of the total on the water fleet capacity. Further containerships are likely to be ordered. Notwithstanding scrapping, delivery of newly built containerships will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition and results of operation.

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

While none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism (“Sanctioned Jurisdictions”), and we endeavor to take precautions reasonably designed to mitigate such activities, it is possible that, on charterers’ instructions and without our consent, our vessels may call on ports located in Sanctioned Jurisdictions. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

Our business entails numerous interactions with government authorities, including port authorities, health, safety, and environment authorities, labor and tax authorities and customs and immigration authorities. Furthermore, at our charterer’s direction, our vessels call at ports throughout the world, including in some countries where corruption is endemic. Although we have strict and adequate procedures prohibiting our employees or persons associated with us from making unlawful payments to government officials, we cannot guarantee that such payments may not be made despite our procedures and without our approval. In such case, such payments may be deemed to have violated anti-corruption laws potentially applicable to us, including the UK Bribery Act 2010, or the Bribery Act, and the U.S. Foreign Corrupt Practices Act, or the FCPA. Both civil and criminal penalties may be imposed on us as a result of violations of anti-corruption laws, and such penalties could have a material adverse impact on our reputation, business and financial condition.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. See “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, DNV & RINA, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

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

Environmental impact (including emissions / decarbonization) is increasingly the subject of regulatory requirement & commercial pressure from our customers. Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment health and safety, diversity, labor conditions and human rights in recent years, and have placed increasing importance on the implications and social cost of their investments. The expectations of these constituencies vary widely across nations and industries, and may conflict with each other in some instances. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on the company’s business and financial condition.

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

Due to concerns over the risks associated with climate change, a number of countries, the IMO and other regulatory organizations have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes (of which there are currently around forty five world wide), carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.

Maritime shipping is now included in the EU ETS as of 2024 with a phase-in period. Broadly, it is the “shipping company” which is either the ship owner or the ISM party contractually mandated to assume responsibility for EU ETS compliance, that is required to purchase and surrender emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period (the “EU ETS Responsible Entity”). As part of the phased approach shipping companies will be required to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. An EU ETS costs clause is also being mandated which enables the shipping company to contractually pass on costs of EU ETS allowances to commercial operators. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, such as the new FEUM regulation, will also affect our financial position in terms of compliance and administration costs when they take effect (see below). Effective January 1, 2024, we appointed Technomar, our technical ship manager, as the EU ETS Responsible Entity and amended our technical management agreements with Technomar to expand the scope of its responsibilities, accordingly.

FEUM compliance strategy must be put in place by shipping companies now in order to ensure compliance with Fuel EU which came into effect from January 1, 2025. By August 31, 2024, shipping companies must have already submitted their FEUM monitoring plans to verifiers demonstrating how they, in conjunction with the commercial operators plan to meet the greenhouse gas intensity targets set by FEUM Regulation and what monitoring methods and fuels they plan to use. The year 2026 will be the first reporting year for shipping companies that fall under the scope of FEUM and by April 2026 shipping companies will be required to determine whether to comply by entering into pooling mechanisms with other shipping companies (including commercial operators) in order to achieve compliance, whether to bank any surplus emissions, whether to borrow compliance balances from future years, or whether to submit a penalty payment. FEUM is more technically challenging and legally complex than EU ETS and aims to increase demand for and use of renewable and low-carbon maritime fuels and decrease greenhouse gas emissions across the maritime sector.

The European Union is also intent on raising operational performance standards across the board and has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag, as well as the number of times the ship has been detained. It has also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

On the investment side, territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

Change of administration in the U.S. is also sending waves through the maritime industry’s role in tackling climate change. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, entered into force in 2016, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete.

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

For example, on March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in registration statements and annual reports. The final rules will require us to disclose, among other things, material climate-related risks, information about our Board of Directors’ oversight of climate-related risks, management’s role in managing material climate-related risks, and Scope 1 and Scope 2 greenhouse gas emissions. These rules were challenged in federal court, and on February 11, 2025, the acting chairperson of the SEC issued a statement that the rules were deeply flawed and requested the court pause the litigation. The impact of the litigation on the content and effectiveness of these rules is uncertain. Although we are in the process of evaluating the new rules, compliance may result in increased legal, accounting, and other compliance-related costs, as well as place strain on our personnel, systems, and resources.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply on a phased basis starting from financial year 2024 through to 2028 to large EU and non-EU entities, subject to certain financial and employee thresholds being met. If the CSRD is applicable to us, we may incur significant costs, to prepare for and manage the administrative aspect of compliance with the CSRD. We note that following the publication of the Omnibus package of proposals on February 26, 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed to 2028. If implemented into law, the Omnibus package will simplify compliance for SMEs and all companies with up to 1,000 employees and 50 million turnover will be outside the scope of the CSRD. For the companies in scope (above 1,000 employees and 50 million turnover), the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The proposed provisions in CSRD also create a derogation for companies with more than 1,000 employees and a turnover below EUR 450 million by making the reporting of Taxonomy voluntary, and also, put a stronger emphasis on transition finance by introducing the option of reporting on partial Taxonomy-alignment.

Regulations relating to ballast water discharge that have been in effect since September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels constructed before September 8, 2017, must comply with updated standards on or after September 8, 2019, with the exact date depending on the date of the next International Oil Pollution Prevention (“IOPP”) renewal survey. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water to eliminate unwanted organisms. Ships constructed on or after September 8, 2017 have been obligated to comply with the standards on or after September 8, 2017. Currently all of our vessels have a ballast water management system fitted.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a permit Authorization and Record of Inspection (PARI) form and submission of annual reports and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The amount of cash we can use to pay dividends or redeem our Series B Preferred Shares and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of any cash reserves established by our Board of Directors;

•	restrictions under Marshall Islands law as described below;

•	restrictions under our credit facilities and other instruments and agreements governing our existing and future debt as described below; and

•	our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry and the other factors (see “—Risks Relating to our Business” above), many of which are beyond our control.

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

Risks Relating to Tax Matters

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which would reduce our cash flow.

We do not expect to be engaged in a U.S. trade or business. In the case of a foreign corporation that is not so engaged, the Internal Revenue Code of 1986, as amended (the “Code”), imposes a 4% U.S. federal income tax (without allowance of any deductions) on 50% of the corporation’s gross transportation income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, unless the corporation qualifies for the exemption provided in Section 883 of the Code or an applicable income tax treaty. The imposition of this tax, to the extent not payable by our charterers, could have a negative effect on our business, financial condition and results of operations.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2022 through 2024, under the “publicly-traded” test. Whether we may satisfy the “publicly-traded” test depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2025 or future taxable years. See Item “10. Additional Information—E. Taxation—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the U.S. federal income tax rules related to Section 883.

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

If the IRS were to determine that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Distributions paid by us with respect to our shares will not constitute qualified dividend income if we were a PFIC in the year we pay a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, our U.S. shareholders (other than shareholders who have made a “qualified electing fund” or “mark-to-market” election) will be subject to special rules relating to the taxation of “excess distributions”—with excess distributions being defined to include certain distributions we may make on our Class A common shares as well as gain recognized by a U.S. holder on a disposition of our Class A common shares. In general, the amount of any “excess distribution” will be allocated ratably to each day of the U.S. holder’s holding period for our Class A common shares. The amount allocated to the current year and any taxable year prior to the first taxable year for which we were a PFIC will be included in the U.S. holder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which we were a PFIC, the tax imposed for the current year will be increased by the “deferred tax amount,” which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See Item 10.E. “Additional Information—Taxation —Tax consequences of holding Class A common shares—Consequences of possible passive foreign investment company classification.” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we were treated as a PFIC (including those applicable to U.S. shareholders who make a qualified electing fund or mark-to-market election).

We may be subject to taxation on all or part of our income in the United Kingdom, which could have a material adverse effect on our results of operations.

If we or our vessel owning subsidiaries were considered to be a resident of the United Kingdom (or “UK”) or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which had a maximum rate of 19% for years ended March 31, 2016 until the year ended March 31, 2023. From April 1, 2023, the main rate increased to 25%.

We and our vessel owning subsidiaries are centrally managed and controlled from outside the United Kingdom and have restricted activities within the United Kingdom. Certain intra-group services will have been provided from within the United Kingdom up to March 31, 2024. We may have to calculate the taxable profit of these services using arm’s-length pricing. The appropriate arm’s-length price in these circumstances may be subject to discussion with the UK taxing authorities.

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

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (the “OECD”) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars”. Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In the third quarter of 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. Qualifying international shipping income is exempt from many aspects of this framework. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As this framework is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain.

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

We were formed in 2007 pursuant to the Marshall Islands Business Corporations Act to purchase and charter back 17 containerships then owned or to be purchased by CMA CGM, at that time the third largest containership operator in the world by number of vessels. On August 14, 2008, we merged indirectly with Marathon Acquisition Corp. (the “Marathon Merger”) and became listed on the NYSE on August 15, 2008.

On November 15, 2018, we completed a transformative transaction by which we acquired 20 containerships, one of which was contracted to be sold, which we refer to as the “Poseidon Transaction.” On the closing of the Poseidon Transaction, we issued as consideration 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which were converted to an aggregate of 12,955,188 Class A common shares in January 2021, and assumed debt in the amount of $509.7 million.

Since the Poseidon Transaction, we have continued to expand our fleet, and have acquired 38 additional vessels; this includes the Newly Acquired Vessels that we agreed to purchase in November 2024 for an aggregate price of $274.0 million, of which three were delivered to us in December 2024 and the fourth in January 2025. In addition, during December 2024, we agreed to sell an older vessel Tasman (5,936 TEU built 2000) and in February 2025, we agreed to sell two more vessels, Akiteta (2,220 TEU built 2002) and Keta (2,207 TEU, built 2003). Akiteta was delivered to her new owners on February 19, 2025 and Tasman was delivered on March 10, 2025. Keta is scheduled for delivery to her new owners in first half 2025.

As of March 10, 2025, we owned 70 mid-sized and smaller containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 404,681 TEU. 39 ships are wide-beam Post-Panamax. See “Item 4. Information on the Company-B. Business Overview.”

Class A Common Shares

In March 2022, our Board of Directors authorized our repurchase of up to $40.0 million common shares, to be utilized on an opportunistic basis (our “Share Repurchase Program”). During the year ended December 31, 2022, we repurchased an aggregate of 1,060,640 Class A common shares under the Share Repurchase Program for an average purchase price of $18.87 per share, for a total of $20.0 million.

During the year ended December 31, 2022, 586,819 Class A common shares were issued under the Global Ship Lease 2019 Omnibus Incentive Plan (the “2019 Plan”).

As at December 31, 2022, there were 35,990,288 Class A common shares outstanding.

In July 2023, our Board of Directors replenished our Share Repurchase Program with the authorization of our repurchase of an additional $40.0 million of Class A common shares. During the year ended December 31, 2023, we repurchased an aggregate of 1,242,663 Class A common shares at an average price of $17.68 per share, for a total of $22.0 million.

During the year ended December 31, 2023, 440,698 Class A common shares were issued under the 2019 Plan.

As at December 31, 2023, there were 35,188,323 Class A common shares outstanding.

During the period from January 1, 2024 through the date of this annual report, we repurchased an aggregate of 251,772 Class A common shares for an average purchase price of $19.84 per share, for a total of $5.0 million. As of the date of this annual report, we have remaining approximately $33.0 million available for repurchases under our Share Repurchase Program.

On August 16, 2024, we entered into an equity distribution agreement (the “Sales Agreement”) with Evercore Group L.L.C. under which we may, from time to time, opportunistically offer and sell Class A common shares having an aggregate offering price of up to $100.0 million. As of December 31, 2024, we issued 27,106 Class A common shares pursuant to the Sales Agreement at an average price of $27.02.

During the year ended December 31, 2024, 483,713 Class A common shares were issued under the 2019 Plan.

As at December 31, 2024, there were 35,447,370 Class A common shares outstanding.

Depositary Shares

On August 20, 2014, we issued 1,400,000 Depositary Shares (the “Depositary Shares”), each of which represents 1/100th of one share of the Company's Series B Preferred Shares representing an interest in a total of 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share), priced at $25.00 per Depositary Share (NYSE:GSL-B). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per Depositary Share).

On December 29, 2022, we entered into a At Market Issuance Sales Agreement with B. Riley Securities, Inc., pursuant to which we may offer and sell, from time to time, up to $150.0 million of our Depositary Shares (the “Depositary Shares ATM Program”). During the years ended December 31, 2022, 2023 and 2024, we have not issued or sold any Depositary Shares under the Depositary Shares ATM Program.

As at December 31, 2024, 4,359,190 Depositary Shares were outstanding, representing an interest in 43,592 Series B Preferred Shares.

Other Recent Developments

On June 26, 2024, we announced updates from three leading credit rating agencies. Our Corporate Credit Rating had been upgraded to Ba2 from Ba3, with a stable outlook, by Moody’s Investor Service. In addition, S&P Global Ratings upgraded our long-term issuer credit rating to BB+ from BB, with a stable outlook, and the Kroll Bond Rating Agency upgraded our corporate rating to BB+ from BB, maintaining its stable outlook and also affirmed the BBB/stable investment grade rating and outlook for the $350.0 million 5.69% Senior Secured Notes due 2027.

On February 12, 2025, we announced that our Board of Directors declared a dividend of $0.45 per Class A common share for the fourth quarter of 2024, that was paid on March 6, 2025 to common shareholders of record as of February 24, 2025. This follows dividends of $0.375 per Class A common share paid for the first quarter of 2024 and $0.45 per Class A common share paid for each of the second and third quarters of 2024.

On March 5, 2025, we announced an increase in our supplemental quarterly dividend by $0.075 per Class A common share (subject to declaration by our Board of Directors), representing an 16.7% increase on our quarterly dividend of $0.45 per Class A common share (taking into account regular and supplemental quarterly dividend). Following the increase, our total quarterly dividend is expected to be $0.525 per Class A common share, effective with the regular quarterly dividend that is declared on our Class A common shares in connection with the first quarter of 2025 and paid in June 2025.

On March 6, 2025, we announced that our Board of Directors declared a dividend of $0.546875 per Depositary Share, scheduled to be paid on April 1, 2025 to all Series B Preferred Shareholders of record as of March 25, 2025.

Please see “Item 8. Financial Information – Dividend Policy.”

B. Business Overview

Our Fleet

As of December 31, 2024, we had 71 containerships in our fleet, with the fourth Newly Acquired Vessel (Czech) delivered in January 2025. As of February 28, 2025, three of our older vessels (Tasman, Keta, and Akiteta) were contracted for sale. Akiteta was delivered to her new owners on February 19, 2025 and Tasman was delivered to her new owners on March 10, 2025. Keta is scheduled for delivery to her new owners in first half 2025. Charters agreed up to February 28, 2025 are included below:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	4Q28	47,200 (3)
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	3Q25	4Q25	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd (5)	1Q26	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd (5)	3Q26	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,199	2015	Hapag Lloyd (5)	1Q26	3Q29	Footnote (5)
Czech	9,019	31,319	2015	Hapag-Lloyd (5)	4Q26	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q27	4Q27	Footnote (6)
MSC Qingdao	8,603	34,585	2004	MSC (6)	3Q27	4Q27	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	1Q28	Footnote (7)
GSL Alexandra	8,544	37,809	2004	Maersk	2Q26	3Q26	Footnote (8)
GSL Sofia	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Effie	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Lydia	8,544	37,777	2003	Maersk	2Q26	3Q26	Footnote (8)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (9)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	2Q29	Footnote (9)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	17,750 (9)
Colombia Express (ex Mary) (1)	7,072	23,424	2013	Hapag-Lloyd (10)	4Q28	1Q31	Footnote (10)
Panama Express (ex Kristina) (1)	7,072	23,421	2013	Hapag-Lloyd (10)	4Q29	4Q31	Footnote (10)
Costa Rica Express (ex Katherine) (1)	7,072	23,403	2013	Hapag-Lloyd (10)	2Q29	3Q31	Footnote (10)
Nicaragua Express (ex Alexandra) (1)	7,072	23,348	2013	Hapag-Lloyd (10)	3Q29	4Q31	Footnote (10)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Mexico Express (ex Alexis) (1)	6,910	23,970	2015	Footnote (10)	3Q29	4Q31	Footnote (10)
Jamaica Express (ex Olivia I) (1)	6,910	23,915	2015	Hapag-Lloyd (10)	3Q29	4Q31	Footnote (10)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (11)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (11)
Agios Dimitrios	6,572	24,931	2011	MSC (6)	2Q27	3Q27	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	13,250 (12)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	13,250 (12)
GSL Arcadia	6,008	24,858	2000	Maersk	3Q25	1Q26	12,900 (13)
GSL Violetta	6,008	24,873	2000	Maersk	2Q25	4Q25	12,900 (13)
GSL Maria	6,008	24,414	2001	Maersk	4Q25	1Q27	12,900 (13)
GSL MYNY	6,008	24,876	2000	Maersk	2Q25	1Q26	12,900 (13)
GSL Melita	6,008	24,859	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Tegea	5,994	24,308	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Dorothea	5,994	24,243	2001	Maersk	1Q26	3Q26	12,900 (13)
Tasman(20)	5,936	25,010	2000	Maersk	1Q25	1Q25	21,500
Dimitris Y (ex Zim Europe)	5,936	25,010	2000	ONE	2Q25	3Q25	33,900
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (14)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q25	4Q25	21,000
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (15)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (15)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (15)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (15)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	35,311 (16)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q28	3Q28	20,500 (3)
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	4Q26	4Q26	29,900
Athena	2,980	13,538	2003	MSC	2Q25	3Q25	17,500
GSL Valerie	2,824	11,971	2005	ZIM	3Q27	4Q27	32,000 (17)
GSL Mamitsa (ex Matson Molokai)	2,824	11,949	2007	Matson	2Q25	3Q25	36,600
GSL Lalo	2,824	11,950	2006	MSC	2Q25	3Q25	18,000
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	35,750 (18)
GSL Elizabeth	2,741	11,530	2006	Maersk	2Q26	2Q26	20,360
GSL Chloe (ex Beethoven)	2,546	12,212	2012	ONE	1Q27	2Q27	33,000 (18)
GSL Maren	2,546	12,243	2014	OOCL	1Q26	2Q26	16,500
Maira	2,506	11,453	2000	CMA CGM	4Q26	1Q27	26,000
Nikolas	2,506	11,370	2000	CMA CGM	4Q26	1Q27	26,000
Newyorker	2,506	11,463	2001	Maersk	1Q25	2Q25	17,250
Manet	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi	2,220	11,652	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta (20)	2,220	11,592	2002	OOCL	1Q25	1Q25	32,000
Keta (20)	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	MSC	2Q25	3Q25	Footnote (19)

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)	In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to December 31, 2024, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.
(3)	CMA CGM Thalassa and GSL Alice were both forward fixed for 36 months +/-45 days. CMA CGM Thalassa and GSL Alice new charters are expected to commence in 4Q2025 and 2Q2025, respectively.
(4)	Anthea Y. The vessel is chartered at a confidential rate.
(5)	Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. The vessels are chartered at confidential rates.
(6)	MSC Tianjin, MSC Qingdao and Agios Dimitrios are chartered at confidential rates. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(7)	GSL Ningbo is chartered at a confidential rate.
(8)	GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025. The vessels are chartered at confidential rates.
(9)	GSL Eleni, GSL Kalliopi and GSL Grania, were forward fixed for 35 – 38 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 16 months, at confidential rates. As of December 31, 2024, all three vessels were under drydocking. Each new charter is expected to commence in 1Q2025.
(10)	Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) are fixed to Hapag-Lloyd for 60 months +/-45 days, followed by two periods of 12 months each at the option of the charterer. The vessels are chartered at confidential rates.
(11)	GSL Nicoletta and GSL Christen are chartered at confidential rates.
(12)	GSL Vinia and GSL Christel Elizabeth were both forward fixed for 36 – 40 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 15 months, at confidential rates. The new charters are both scheduled to commence in 1Q 2025.
(13)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea.
(14)	Ian H charter is chartered at a confidential rate.
(15)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at confidential rates.
(16)	GSL Rossi. Chartered at an average rate of $35,311 per day, $38,000 to 1Q 2025 and $35,000 for the remaining period.
(17)	GSL Valerie was forward fixed in direct continuation for 24 – 27 months to commence after drydocking, at a confidential rate.
(18)	GSL Mercer and GSL Chloe were both forward fixed for 23.5 – 26 months, at confidential rates. The new charters are both expected to commence in 1Q 2025.
(19)	Julie. Chartered at a confidential rate.
(20)	In December 2024, Tasman was contracted to be sold. In February 2025, Keta and Akiteta were also contracted to be sold. Aggregate sale price agreed for all three vessels is $54.5 million, v. aggregate book value at December 31, 2024 of $24.9 million. Akiteta was delivered to her new owners on February 19, 2025 and Tasman was delivered to her new owners on March 10, 2025. Keta is scheduled for delivery to her new owners in first half 2025.

Fleet Development

As of December 31, 2024, our fleet consisted of 72 containerships, including the delivery of the fourth Newly Acquired Vessel (Czech) on January 9, 2025, with an aggregate capacity of 412,837 TEU and a TEU-weighted average age of approximately 17.4 years.

Vessel Acquisitions

In 2023, we purchased four containerships, each with a carrying capacity of 8,544 TEU, for an aggregate purchase price of $123.3 million, which were delivered to us in May and June 2023.

In November 2024, we agreed to purchase four high-reefer ECO 9,000 TEU vessels, which we refer to as the Newly Acquired Vessels, for an aggregate price of $274.0 million. Three of the vessels were delivered in December 2024 and the fourth in January 2025.

Vessel Disposals

On March 23, 2023, we sold GSL Amstel, a 2008-built, 1,118 TEU containership, for net proceeds of $5.9 million.

In December 2024, we agreed to sell Tasman, a 5,936 TEU vessel for a sale price of $31.5 million. In February 2025, we agreed to sell Akiteta (2,220 TEU) and Keta (2,207 TEU) for a sale price of $11.0 million and $12.0 million, respectively. Akiteta was delivered to her new owners on February 19, 2025 and Tasman was delivered to her new owners on March 10, 2025. Keta is scheduled for delivery to her new owners in first half of 2025.

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

Operations and Expenses

As owners, we are required to maintain each vessel in class and in an efficient state of hull and machinery and are responsible for vessel costs such as crewing, lubricating oil, maintenance, insurance and drydocking. In general, the charterer is responsible for the voyage costs, which includes bunker fuel, stevedoring, port charges, towage, and taxes or dues arising out of cargo carried or ports visited while on charter, and other costs customarily borne by charterers. As described below, we have entered into ship management agreements to sub-contract the day-to-day technical management of our vessels.

Off-hire

Under a time charter, when the vessel is not available for service, and is “off-hire”, the charterer generally is not required to pay charter hire (unless the charterer is responsible for the circumstances giving rise to the ship’s unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. Additionally, in many cases the charterer has the option to extend the latest redelivery date by the off-hire days. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, including, among other things:

•	certain drydocking for repairs, maintenance or classification society inspection;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•	any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in the charterer’s lost time;

•	crewing labor boycotts, strikes, or certain vessel arrests; or

•	governmental restrictions, prohibitions, or regulations relating to the vessel’s flag, ownership, management, or crewing;

•	arrest or detention of the vessel by a third-party; or

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and technical management of each vessel, which includes crewing, lubricating oils, maintaining the vessel, periodic drydocking and performing work required by regulations. The day-to-day crewing and technical management of our vessels are provided by our ship managers pursuant to the terms of ship management agreements.

Termination and Withdrawal

Generally, if a vessel is off-hire for a significant number of consecutive days, then the charterer may cancel the charter without any further consequential claims provided the vessel is free of cargo. The number of these days varies from 40 to 180 days and depends on the relevant charter agreement. Some of our charters provide that we can in some circumstances provide a substitute vessel during an anticipated extended period of off-hire.

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

Technical Management

Technomar provides us with all day-to-day technical ship management services, pursuant to a technical management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “TTMA”) for all of the vessels in our fleet. Each TTMA was amended in March 2024 (with effect from January 1, 2024) to expand Technomar’s responsibilities in view of EU ETS requirements, and again amended in March 2025 to expand Technomar’s responsibilities in view of FEUM requirements, as detailed below.

Under each TTMA, Technomar is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including monitoring and reporting with respect to EU ETS compliance (including related Emission Trading Scheme Allowances) and FEUM compliance, and the arrangement and management of drydocking. We reimburse the ship managers for the costs they incur on our behalf. Each ship management agreement provides that we have the right to audit the accounts of our ship manager to verify the costs incurred. The ship managers have agreed to maintain our vessels so that they remain in class with valid certification. In addition, they are responsible for our current fleet’s compliance with all applicable government and other regulations, and compliance with class certifications. The ship managers are required to use their best endeavors to provide the services specified in the ship management agreements. Pursuant to the terms of the ship management agreements, we provide customary indemnification to the manager and its employees, agents and sub-contractors.

We pay Technomar a daily management fee of Euro 820 from January 1, 2025, compared to Euro 785 for 2024, per vessel, payable in U.S. dollars, which, in addition to the technical ship management services noted above, includes administrative support services provided to us including accounting and financial reporting, treasury management and legal services. Commencing January 1, 2024, we also pay Technomar a fee of EUR 7,500, per annum per vessel, pro rata, for the provision of additional services relating to our compliance with EU ETS requirements, such services including, among others, gathering and monitoring emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and managing and monitoring EU ETS trading accounts on our behalf. Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. The EU ETS Fee is subject to a good faith re-appraisal as market standards evolve.

We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms. For additional information on each TTMA, including term and termination provisions, please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions—Ship Management Agreements.”

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

The commercial management of all of our vessels is provided by Conchart pursuant to a commercial management agreement (the “CCMA”). Under each CCMA, we have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture. No commission is payable on any charter of a vessel in our fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to Conchart for any extension of such charters after March 31, 2021. The CCMA also provides for Conchart to be the named broker in each memorandum of agreement (or equivalent agreement) for the sale of all vessels and purchase of some vessels, at a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager. We expect that additional vessels that we may acquire in the future will also be managed under a CCMA on substantially similar terms. For additional information on the CCMA, including term and termination provisions, please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions—Ship Management Agreements.”

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

The following table shows the classification societies for our vessels and lists the date by which they need to have completed their next drydocking.

Vessel Name	Classification Society	Drydocking Date(1)
CMA CGM Thalassa	RINA	Jul-27
ZIM Norfolk	DNV & RINA	Jun-30
Anthea Y	DNV & RINA	Mar-28
ZIM Xiamen	DNV & RINA	Aug-25
Sydney Express	DNV	Jan-29
Istanbul Express	DNV	Apr-31
Bremerhaven Express	DNV	Mar-31
Czech	RINA	Oct-25
MSC Tianjin	RINA	Aug-29
MSC Qingdao	BV	Apr-29
GSL Ningbo	BV	May-29
GSL Alexandra	RINA	Jul-28
GSL Sofia	RINA	May-28
GSL Effie	RINA	Sep-28
GSL Lydia	RINA	Mar-28
GSL Eleni	RINA	Jul-29
GSL Kalliopi	RINA	Oct-29
GSL Grania	RINA	In progress
Colombia Express	RINA	Jan-29
Panama Express	RINA	Nov-29
Costa Rica Express	RINA	Jul-29
Nicaragua Express	RINA	Nov-29
CMA CGM Berlioz	BV	Jul-26
Mexico Express	DNV & RINA	Sep-29
Jamaica Express	DNV & RINA	Sep-29
GSL Christen	RINA	Feb-28
GSL Nicoletta	RINA	Nov-27
Agios Dimitrios	BV	Jun-29
GSL Vinia	BV	In progress
GSL Christel Elisabeth	BV	Sep-29
GSL Arcadia	DNV	Dec-25
GSL Violetta	DNV	Aug-25
GSL Maria	RINA	Dec-26
GSL MYNY	DNV	Oct-25
GSL Melita	RINA	May-26
GSL Tegea	RINA	Jun-26
GSL Dorothea	RINA	May-26
Tasman (2)	BV	Apr-25
Dimitris Y	BV	May-25
Ian H	BV	Dec-29
GSL Tripoli	RINA	May-28
GSL Kithira	RINA	Jan-28
GSL Tinos	RINA	Jul-28
GSL Syros	RINA	Apr-28
Dolphin II	BV	Jan-27
Orca I	BV	Nov-26
CMA CGM Alcazar	BV	Nov-27
GSL Château d’If	BV	Dec-27
GSL Susan	RINA	May-28
CMA CGM Jamaica	DNV	Sep-26
CMA CGM Sambhar	RINA	Jul-26
CMA CGM America	RINA	Sep-26
GSL Rossi	RINA	Mar-27
GSL Alice	RINA	Jan-29
GSL Eleftheria	RINA	May-28
GSL Melina	RINA	Nov-28
Athena	RINA	Feb-28
GSL Valerie	DNV	Jun-25
GSL Mamitsa	RINA	May-25
GSL Lalo	RINA	Aug-26
GSL Mercer	RINA	May-27
GSL Elizabeth	RINA	Mar-26
GSL Chloe	RINA	Feb-30
GSL Maren	RINA	Mar-29
Maira	RINA	Aug-25
Nikolas	RINA	Aug-25
Newyorker	RINA	Jan-26
Manet	BV	Oct-26
Kumasi	BV	Mar-27
Akiteta (2)	BV	Jan-27
Keta (2)	BV	Nov-26
Julie	RINA	Nov-27

(1)	Expected date of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.
(2)	During December 2024, we agreed to sell Tasman and in February 2025, we agreed to sell Akiteta and Keta. Akiteta was delivered to her new owners on February 19, 2025 and Tasman was delivered to her new owners on March 10, 2025. Keta is scheduled for delivery to her new owners in first half 2025.

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

Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide (or NOx), nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap (currently 0.1%) on the sulfur content applicable inside Emission Control Areas, or ECAs. Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. At the MEPC78, the IMO approved a proposal for a new ECA for the Mediterranean. As such, effective May 1, 2025, amendments designating the Mediterranean Sea, as a whole, as an ECA for sulfur oxides and particular matter enter into effect. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. Other areas in China are subject to local regulations that impose stricter emission controls. Additional geographical areas may be designated as ECAs in the future. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Annex VI establishes tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO (such as the Canadian Arctic and the Norwegian Sea). At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide (also known as NECAs) for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021. Additional ECAs could be established in the future.

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

The IMO has also adopted technical and operational measures aimed at reducing greenhouse gas emissions from vessels. These include the “Energy Efficiency Design Index,” (EEDI) which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” (SEEMP) which is mandatory for all vessels. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. The IMO now requires ships of 5,000 gross tonnage, or grt, or more to record and report their fuel consumption to their flag state at the end of each calendar year. The IMO plans to use this data to adopt an initial greenhouse gas emissions reduction strategy. In 2016 IMO adopted the mandatory IMO Data Collection System (DCS) for ships to collect and report fuel oil consumption data from ships over 5,000 GT - first calendar year data collection completed in 2019. The IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. A range of IMO-led global projects initiated since 2012 support developing countries in ratifying MARPOL Annex VI and implementing the energy efficiency measures and to support and encourage pilot projects, innovation and R&D. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention requiring a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments became effective on June 1, 2022. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book entered into force on February 1, 2025, and additional amendments concerning the use of Ballast Water Record Books in electronic form are expected to enter into force in October 2025. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

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

United States Regulations

The year 2025 marks a change in administration in the United States. President Trump has signed a number of executive orders and directives that are likely to have an impact on U.S. regulations. For example, a regulatory freeze was issued, which permits the withdrawal of rules sent to be published and authorizes those in charge of federal agencies to delay for 60 days the effective date of rules that have been published but are not yet effective. This regulatory freeze impacts U.S. EPA decisions and proposed amendments. Additionally federal agencies have placed employees on leave as a result of an executive order regarding diversity, equity and inclusion programs, which may impact implementation and enforcement of regulations. This and additional executive orders could impact regulatory requirements.

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

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Effective March 2023, the USCG adjusted the limits of OPA liability for non-tank vessels to the greater of $1,300 per gross ton or $1,076,000  (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. Liability limits do not apply under OPA if the responsible party fails or refuses to report the incident where the responsible party knows or has reason to know of the incident or reasonably cooperate and assist as requested in connection with oil removal activities or comply with an order issued under the U.S. Federal Water Pollution Act or Intervention of the High Seas Act, or under CERCLA if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports, which became effective January 2023 with respect to containerships. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

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

Additionally, on July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from these proposals: (a) the EU ETS, a bespoke emissions trading scheme for the maritime sector which commenced in 2024 and applies to all ships above a gross tonnage of 5,000; and (b) an FEUM draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board an FEUM certificate of compliance from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. EU ETS was agreed in December 2022 and FEUM was passed into law on July 25, 2023 and will apply from January 2025. More specifically, EU ETS is to apply gradually over the period from 2024 to 2026. In 2025 shipping companies would have to surrender 40% of EU ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of EU ETS allowances for the 2025 emissions and 100% in 2027 for 2026 emissions. The cap under the EU ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. All maritime allowances will be auctioned and there will be no free allocation for the shipping sector. From a risk management perspective, new systems, including, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of EU ETS compliance.

Other Greenhouse Gas Legislation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. Nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identified “levels of ambition” to reducing greenhouse gas emissions, including decreasing the carbon intensity from ships, reducing carbon dioxide emissions per transport work by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels, and reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008. At MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including: (i) decline of carbon intensity through further improvement of the energy efficiency for new ships; (ii) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008; (iii) uptake of zero or near-zero Green House Gas (“GHG”) emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (iv) to reach net-zero GHG emission by or around 2050. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism. The latter could be in the form of a global carbon levy or in the form of a global emissions trading scheme thus removing the need for the existing fragmented and localized schemes as are present in China, Japan and Singapore. UK too is consulting on introducing a UK based emissions trading scheme (UK ETS) to apply from 2026 for ships above 5000GT but for domestic voyages only (i.e voyages taking place between two UK ports). These regulations could cause us to incur additional substantial expenses.

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

C. Organizational Structure

Our holding company, Global Ship Lease, Inc., is a Marshall Islands corporation. Each of our vessels is owned by a separate wholly-owned subsidiary. 22 vessels are owned by companies incorporated in Marshall Islands. 48 vessels are owned by companies incorporated in Liberia; eight of them are under sale and leaseback transactions and while the disponent owners are Liberian companies, their registered owners are Hong Kong (eight) non GSL companies. In addition, GSLS, a company incorporated in England and Wales, provided certain administrative services to the group until its dissolution on September 24, 2024. GSL Enterprises Ltd., a Marshall Islands corporation which has established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967), provides certain administrative services to the group.

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

As of March 10, 2025, we owned 70 mid-sized and smaller containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 404,681 TEU. 39 ships are wide-beam Post-Panamax.

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

As of December 31, 2024, including Czech delivered on January 9, 2025 and all charters agreed during 2024 and through February 28, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.88 billion. Contracted revenue was $2.37 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.9 years. The time charters for eleven of our 72 containerships, excluding the charters of the three vessels agreed to be sold in 2025, Tasman, Keta and Akiteta), either have expired or could expire before the end of the first half of 2025, and a further five vessels have charters that could expire during the second half of 2025. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

The container shipping industry suffered a cyclical downturn as a result of the Global Financial Crisis in 2008—2009 and many container shipping companies reported substantial losses. Financial performance of container shipping companies subsequently improved; however, the industry remained under pressure due to oversupply of container ship capacity. 2020 saw a substantial downturn, triggered by the global COVID-19 pandemic. The industry recovered markedly in 2021, but was followed by negative growth in 2022 and 2023 due to geopolitical tensions driving inflationary macro-economic headwinds, which placed downward pressure on consumer demand, and as a result, the container shipping industry. Container trade volumes rebounded in 2024, expanding by approximately 5.8%.

Charter payments have been received on a timely basis and, as of December 31, 2024, charter hire was up-to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Selected Financial Information and Other Data

The following table sets forth our selected consolidated financial and other data as of and for the years ended December 31, 2024, 2023, 2022, 2021 and 2020. Consolidated financial data is derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income and statements of cash flows for the years ended December 31, 2024, 2023 and 2022 and our audited consolidated balance sheets as of December 31, 2024 and 2023, together with the notes thereto, are included in this Annual Report. Our audited consolidated statements of income and cash flows for the years ended December 31, 2021 and 2020 and our audited consolidated balance sheets as of December 31, 2022, 2021, and 2020, and the notes thereto, are not included herein.

	2024	2023	2022	2021	2020
	(Expressed in millions of U.S. dollars, except for per share data)
Statement of Income
Operating revenues:
Time charter revenue	$ 711.1	$ 674.8	$ 645.6	$ 448.0	$ 282.8
Operating expenses:
Vessel operating expenses	(191.4)	(179.2)	(167.4)	(130.3)	(102.8)
Time charter and voyage expenses	(23.5)	(23.6)	(21.2)	(13.1)	(11.2)
Depreciation and amortization	(100.0)	(91.7)	(81.3)	(61.6)	(47.0)
General and administrative expenses	(17.1)	(18.3)	(18.5)	(13.2)	(8.4)
Impairment of vessels	—	(18.8)	(3.0)	—	(8.5)
Gain/(Loss) on sale of vessels	—	—	—	7.8	(0.2)
Total operating expenses	(332.0)	(331.6)	(291.4)	(210.4)	(178.1)
Operating Income	379.1	343.2	354.2	237.6	104.7
Non-operating income/(expenses)
Interest income	16.7	9.8	2.5	0.4	1.0
Interest and other finance expenses	(40.7)	(44.8)	(75.3)	(69.2)	(65.4)
Other income, net	3.7	2.1	1.8	2.8	1.3
Fair value adjustment on derivative asset	(5.2)	(5.4)	9.7	—	—
Income before income taxes	353.6	304.9	292.9	171.6	41.6
Income taxes	—	(0.4)	0.0	(0.1)	(0.0)
Net Income	353.6	304.5	292.9	171.5	41.6
Earnings allocated to Series B Preferred Shares	(9.5)	(9.5)	(9.5)	(8.3)	(4.0)
Net Income available to common shareholders	344.1	295.0	283.4	163.2	37.6
Net Earnings per Class A common share in $
Basic	9.74	8.33	7.74	4.65	1.23
Diluted	9.67	8.21	7.62	4.60	1.22
Weighted average number of Class A common shares outstanding
Basic in millions	35.3	35.4	36.6	35.1	17.7
Diluted in millions	35.6	35.9	37.2	35.5	17.8
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	Nil	Nil	Nil	Nil
Dividend per Class A common share in $	58.4	53.2	50.5	27.9	—
Statement of cash flow (1)
Net cash provided by Operating Activities	430.1	375.0	327.5	247.9	89.7
Net cash used in Investing Activities	(254.6)	(152.0)	(9.9)	(463.0)	(24.9)
Net cash (used in)/provided by Financing Activities	(208.6)	(212.2)	(243.3)	318.4	(120.2)
Balance sheet data (at year end)
Total current assets	301.2	295.7	237.0	143.4	98.6
Vessels in operation	1,884.6	1,664.1	1,623.3	1,682.8	1,140.6
Total assets	2,373.2	2,171.8	2,106.2	1,994.1	1,274.2
Debt (current and non-current portion), net	684.1	812.4	934.4	1,070.5	769.5
Class A and B common shares	0.4	0.4	0.4	0.4	0.2
Shareholders’ equity	1,463.5	1,184.4	966.5	712.6	464.7
Other data
Number of vessels in operation at year end	71	68	65	65	43
Ownership days	24,937	24,285	23,725	19,427	16,044
Utilization	96.1%	95.9%	95.5%	94.3%	93.0%

(1)	As of December 31, 2023, we made reclassifications to our December 31, 2022, 2021 and 2020 statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $24.4 million, $19.2 million and $14.8 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. As of December 31, 2023, we evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim and annual financial statements.

Results of Operations

Year ended December 31, 2024 compared to Year ended December 31, 2023

	Year ended December 31,
	2024	2023
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$ 711.1	$ 674.8
Operating Expenses
Vessel operating expenses	(191.4)	(179.2)
Time charter and voyage expenses	(23.5)	(23.6)
Depreciation and amortization	(100.0)	(91.7)
Impairment of vessels	—	(18.8)
General and administrative expenses	(17.1)	(18.3)
Total operating expenses	(332.0)	(331.6)
Operating Income	379.1	343.2
Non-Operating Income / (Expenses)
Interest income	16.7	9.8
Interest and other finance expenses	(40.7)	(44.8)
Other income, net	3.7	2.1
Fair value adjustment on derivative asset	(5.2)	(5.4)
Income taxes	—	(0.4)
Net Income	353.6	304.5
Earnings allocated to Series B Preferred Shares	(9.5)	(9.5)
Net Income available to Common Shareholders	$ 344.1	$ 295.0

Operating Revenues

Operating revenues reflect income under fixed rate time charters and were $711.1 million in the year ended December 31, 2024, an increase of $36.3 million, or 5.4%, from operating revenues of $674.8 million for 2023. The increase in operating revenue was mainly due to (i) the addition of four vessels which were delivered to us in the second quarter of 2023 (the “Four Vessels”) and the addition of three of the four Newly Acquired Vessels in December 2024, and (ii) charter renewals at higher rates on a number of vessels partially offset by a non-cash $4.8 million increase in the effect from straight lining time charter modifications. There were 966 days of offhire and idle time in the year ended December 31, 2024, of which 807 were for scheduled drydockings, compared to 996 days of offhire and idle time in the prior year of which 701 were for scheduled drydockings. Utilization for the year ended December 31, 2024 was 96.1% compared to utilization of 95.9% in the prior year period.

Total Operating Expenses

Total operating expenses totaled $332.0 million (or 46.7% of operating revenues) for the year ended December 31, 2024. Total operating expenses totaled $331.6 million for the year ended December 31, 2023 (or 49.1% of operating revenues).

Total operating expenses is primarily comprised of:

•	Vessel Operating Expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $191.4 million for the year ended December 31, 2024 (or 26.9% of operating revenues) compared to $179.2 million for the year ended December 31, 2023 (or 26.6% of operating revenues). Ownership days in 2024 were 24,937, up 2.7% on 24,285 of 2023. The increase of $12.2 million was mainly due to (i) the acquisition of the Four Vessels in the second quarter of 2023 and of three of the four Newly Acquired Vessels, (ii) an increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, (iii) increased cost of insurance due to increased premiums as asset values rose over the period, and (iv) the impact of inflation on fees and expenses, including management fees. The average cost per ownership day for the year ended December 31, 2024 was $7,670, compared to $7,380 for the prior year period, up $290 per day, or 3.9%.

•	Time Charter and Voyage Expenses: Time charter and voyage expenses, which comprise mainly of commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous costs associated with a ship’s voyage for the owner’s account, were $23.5 million for the year ended December 31, 2024 (or 3.3% of operating revenues) compared to $23.6 million for the year ended December 31, 2023 (or 3.5% of operating revenues). The decrease was mainly due to a decrease in voyage administration costs and operational requests from charterers offset by increased commissions on charter renewals at higher rates. The average cost per ownership day was $944, a decrease of $27, (or 2.8%), from $971 for 2023.

•	Depreciation and Amortization: Depreciation and Amortization was $100.0 million (or 14.1% of operating revenues) for the year ended December 31, 2024, up from $91.7 million (or 13.6% of operating revenues) in 2023. The increase was mainly due to the 12 drydockings completed in 2024, the addition of the three Newly Acquired Vessels in December 2024, plus the acquisition of the Four Vessels in the second quarter of 2023.

•	Impairment of Vessels: No impairment loss was recorded in 2024. An impairment loss of $18.8 million was recorded in the fourth quarter of 2023 on two vessels.

•	General and Administrative Expenses: General and administrative expenses were $17.1 million (or 2.4% of operating revenues) in the year ended December 31, 2024, and were $18.3 million (or 2.7% of operating revenues) for 2023. The average general and administrative expense per ownership day for the year ended December 31, 2024 was $687, compared to $750 in the comparative period, a decrease of $63 or 8.4%. The movement was mainly due to the decrease in the non-cash charge for stock-based compensation expense.

Operating Income

As a consequence of all preceding items, operating income was $379.1 million for the year ended December 31, 2024 compared to an operating income of $343.2 million for the year ended December 31, 2023.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2024 was $16.7 million compared to $9.8 million for the year ended December 31, 2023 with the increase being mainly due to net increase in cash and cash equivalents deposited in time deposits during 2024.

Interest and other finance expenses

Interest and other finance expenses for the year ended December 31, 2024 was $40.7 million, down from $44.8 million for the prior year. The decrease was mainly due to our blended cost of debt, which, taking into account our interest rate caps, has significantly decreased from approximately 4.55% for 2023 to 3.85% for 2024 mainly due to our recent refinancing activity. This decrease was offset by (i) the non-cash write off of deferred financing costs of $2.7 million on the full repayments of six of our credit facilities and two of our sale and leaseback agreements, (ii) a prepayment fee of $0.7 million on the full repayment of the sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) and (iii) a prepayment fee of $0.2 million on the partial repayment of the Macquarie Credit Facility.

Other income, net

Other income, net represents miscellaneous revenue mainly from sundry recharges to charterers under our time charters. In the year ended December 31, 2024, other income, net was $3.7 million, up from $2.1 million in 2023.

Income Taxes

Income taxes for the year ended December 31, 2024 were nil. Income taxes for the year ended December 31, 2023 were $0.4 million.

Net Income

For the year ended December 31, 2024, net income was $353.6 million, compared to a net income of $304.5 million for the year ended December 31, 2023.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $109.0 million of Series B Preferred Shares outstanding as at December 31, 2024, are presented as a reduction of net income, as and when declared by the Board of Directors. These dividends totaled $9.5 million for each of the years ended December 31, 2024 and 2023, respectively.

Net Income Available to Common Shareholders

Net income available to common shareholders for the year ended December 31, 2024 was $344.1 million, compared to a net income available to common shareholders of $295.0 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared to Year ended December 31, 2022

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022” contained in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 20, 2024.

B. Liquidity and Capital Resources

Liquidity, Working Capital and Dividends

We anticipate that our principal sources of funds for our short-term liquidity needs will be our primary operating cash flows, long-term bank borrowings, sale and leaseback transactions and other debt raisings, proceeds from asset sales and cash flows from our equity offerings. In addition, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long term liquidity needs primarily relate to expansion and investment capital expenditures, other maintenance capital expenditures, debt repayment, lease payment and payment of quarterly dividends on our outstanding preferred and common stock. As of December 31, 2024, our current assets totaled $301.2 million, while current liabilities totaled $264.0 million, resulting in a positive working capital position of $37.2 million. Since our working capital is positive, we believe that we have sufficient funds to meet our short-term and long-term liquidity needs although we cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, and organizing other ship operating necessities, including monitoring and reporting with respect to EU ETS requirements (including related Emission Trading Scheme Allowances) and FEUM compliance, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. 12 drydockings were completed in 2024 for regulatory reasons and 49 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 807 days of off-hire, was $77.5 million. 13 drydockings were completed in 2023 for regulatory reasons and 35 for vessel upgrades, the total cost of which, excluding the effect of the associated 701 days of off-hire, was $48.8 million. The average cost of the 25 drydockings completed on vessels in the current fleet between January 2023 and December 2024 was $2.7 million with an average loss of revenue of $1.6 million while the relevant vessel was off-hire. The average cost for vessel upgrades due to commercial reasons was $0.6 million.

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

The main factor affecting cash flow in a period is the timing of the receipt of charter hire, which is due to be paid two weeks or one month in advance, proceeds from any asset sales, costs of any asset purchases, the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, amortization of our debt including the 2027 Secured Notes, financings and refinancings, purchases of our Class A common shares, as of the date of this annual report, we have remaining approximately $33.0 million available authorization for such purchases and dividends paid on our Class A common shares and Series B Preferred Shares.

At December 31, 2024, we had $691.1 million of debt outstanding, comprising $371.9 million of secured bank debt collateralized by vessels, $231.9 million of investment grade rated 2027 Secured Notes collateralized by vessels, and $87.3 million under sale and leaseback financing transactions, which have floating interest rates at SOFR plus a weighted average margin of approximately 2.47%. Assuming SOFR of 5.0%, quarterly interest on total gross debt at December 31, 2024, without taking into account amortization of the premium or the effect of the interest rate caps, would amount to approximately $11.7 million.

Our credit facilities require that we maintain $20.0 million minimum liquidity at each quarter end on group basis.

As of December 31, 2024 and December 31, 2023, we were in compliance with our debt covenants.

We intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares based on the amount outstanding as of December 31, 2024 on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. We paid dividends of $0.375 per Class A common share for the first quarter of 2024, and $0.45 per Class A common share for the second, third and fourth quarter of 2024. Effective from first quarter of 2025, we expect that our quarterly dividend will be $0.525 per Class A common share. Please see “Item 8. Financial Information – Dividend Policy.”

Other than costs for drydockings and compliance with environmental regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2024, we had $273.8 million in cash and cash equivalents, including restricted cash and time deposits. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

Our floating rate debt is represented by drawings under a number of secured credit facilities. In December 2021, we entered into a USD one-month London Interbank Offered Rate (“LIBOR”) interest rate cap of 0.75% through fourth quarter of 2026 on $484.1 million of floating rate debt and in February 2022 we entered into USD one-month LIBOR interest rate caps of 0.75% though fourth quarter of 2026 on $507.9 million of floating rate debt to hedge our cash flows. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%. We would not enter into derivatives for trading or speculative purposes.

Cash Flows

The table below shows our consolidated cash flows for each of the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
	(in millions of U.S. dollars)
Cash flows from operating activities
Net income	$ 353.6	$ 304.5	$ 292.9
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	100.0	91.7	81.3
Impairment of vessels	-	18.8	3.0
Amounts reclassified to/(from) other comprehensive income	0.9	0.2	(1.1)
Amortization of derivative assets’ premium	4.6	4.3	1.1
Amortization of deferred financing costs	6.8	5.5	11.2
Amortization of original issue premium on repurchase of notes	-	-	0.8
Amortization of intangible liabilities-charter agreements	(5.5)	(8.1)	(41.2)
Fair value adjustment on derivative asset	5.2	5.4	(9.7)
Prepayment fees on debt repayment	0.9	-	15.2
Share based compensation expense	8.7	10.2	10.1
Movement in working capital	(45.1)	(57.5)	(36.1)
Net cash provided by operating activities(*)	430.1	375.0	327.5
Cash flows from investing activities
Acquisition of vessels and intangibles	(205.5)	(123.3)	-
Net proceeds from sale of vessels	-	5.9	-
Cash paid for vessel expenditures	(12.8)	(19.6)	(5.5)
Advances for vessel acquisitions and other additions	(24.1)	(9.6)	(3.8)
Time deposits acquired	(12.2)	(5.4)	(0.6)
Net cash used in investing activities(*)	(254.6)	(152.0)	(9.9)
Cash flows from financing activities
Deferred financing costs paid	(3.1)	(1.2)	(9.7)
Repayment of refinanced debt, including prepayment fees	(292.0)	-	(276.7)
Proceeds from 2027 Secured Notes	-	-	350.0
Repurchase of 2024 Notes, including premium	-	-	(119.9)
Proceeds from drawdown of credit facilities and sale and leaseback	344.5	76.0	60.0
Repayment of credit facilities and sale and leaseback	(185.4)	(202.3)	(167.0)
Net proceeds from offering of Class A common shares, net of offering costs	0.3	-	-
Cancellation of Class A common shares	(5.0)	(22.0)	(20.0)
Class A common shares-dividend paid	(58.4)	(53.2)	(50.5)
Series B preferred shares – dividends paid	(9.5)	(9.5)	(9.5)
Net cash used in financing activities	(208.6)	(212.2)	(243.3)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(33.1)	10.8	74.3
Cash and cash equivalents and restricted cash at beginning of the year	280.7	269.9	195.6
Cash and cash equivalents and restricted cash at end of the year	$ 247.6	$ 280.7	$ 269.9

 Year ended December 31, 2024 compared to Year ended December 31, 2023

(*)  Net cash provided by operating activities was $430.1 million for the year ended December 31, 2024 reflecting mainly net income of $353.6 million, adjusted for depreciation and amortization of $100.0 million, amounts reclassified to other comprehensive income of $0.9 million, amortization of derivative assets premium of $4.6 million, amortization of deferred financing costs of $6.8 million, prepayment fees on debt repayment of $0.9 million, amortization of intangible liabilities of $5.5 million, stock-based compensation of $8.7 million, fair value adjustment on derivative asset of $5.2 million, amortization of derivative assets’ premium of $4.6 million, plus movements in working capital, including deferred revenue, of $45.1 million.

Net cash provided by operating activities was $375.0 million for the year ended December 31, 2023 reflecting mainly net income of $304.5 million, adjusted for depreciation and amortization of $91.7 million, impairment loss of $18.8 million, amounts reclassified to other comprehensive income of $0.2 million, amortization of derivative assets premium of $4.3 million, amortization of deferred financing costs and original issue premium of $9.8 million, amortization of intangible liabilities of $8.1 million, stock-based compensation of $10.2 million, fair value adjustment on derivative asset of $5.4 million, plus movements in working capital, including deferred revenue, of $57.5 million. As of December 31, 2023, we made reclassifications to the prior year statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $24.4 million for the year ended December 31, 2022. We evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim and annual financial statements.

Net cash used in investing activities for the year ended December 31, 2024 was $254.6 million, including $205.5 million for acquisition of vessels and intangibles, $36.9 million vessel additions and other advances and $12.2 million cash in time deposits acquired.

Net cash used in investing activities for the year ended December 31, 2023 was $152.0 million, including $123.3 million for acquisition of vessels and intangibles, $29.2 million vessel additions and other advances, $5.4 million cash in time deposits acquired and $5.9 million net proceeds from sale of vessels.

Net cash used in financing activities for the year ended December 31, 2024 was $208.6 million, including $3.1 million deferred financing costs paid, $292.0 million repayment of refinanced debt including prepayment fees, $185.4 million repayment of credit facilities and sale and leaseback, $5.0 million purchase and retirement of 251,772 Class A common shares, $58.4 million dividends paid on our Class A common shares, $9.5 million dividends paid on our Series B Preferred Shares offset by $344.5 million drawdowns of a new credit facility and a new sale and leaseback agreement and $0.3 million net proceeds from offering of Class A common shares, net of offering costs.

Net cash used in financing activities for the year ended December 31, 2023 was $212.2 million, including $1.2 million deferred financing costs paid, $202.3 million repayment of credit facilities and sale and leaseback, $22.0 million purchase and retirement of 1,242,663 Class A common shares, $53.2 million dividends paid on our Class A common shares, $9.5 million dividends paid on our Series B Preferred Shares, which was offset by $76.0 million that we drew down under our Macquarie Credit Facility.

Overall, there was a net decrease in cash and cash equivalents and restricted cash of $33.1 million in the year ended December 31, 2024, resulting in closing cash and cash equivalents and restricted cash of $247.6 million compared to closing cash and cash equivalents and restricted cash of $280.7 million at December 31, 2023.

Year ended December 31, 2023 compared to Year ended December 31, 2022

For a discussion of our cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” contained in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 20, 2024.

Our Borrowing Activities

During 2023, we amended and restated the interest rate terms in all of our loan agreements and finance leases for the transition to the SOFR and the relevant provisions on a replacement rate as a result of the discontinuation of LIBOR that occurred on June 30, 2023.

As of December 31, 2024, our indebtedness comprised:

Lender	(in million USD)	Collateral vessels	Interest Rate	Final maturity date
E.SUN, MICB, Cathay, Taishin Credit Facility	8.3	Dolphin II, Athena, Orca	SOFR plus 2.75% plus CAS 0.14%	October, 2025
2027 Secured Notes	231.9	20 vessels	Interpolated interest rate of 2.84% plus margin of 2.85%	July, 2027
Finance Lease with CMBFL	42.8	GSL Tripoli, GSL Syros, GSL Tinos, GSL Kithira	SOFR plus 2.75%	September, 2027
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility	52.1	Borealis vessels	SOFR plus 3.25% plus CAS 0.14%	July, 2026
Macquarie Facility	23.5	GSL Sofia, GSL Effie, GSL Alexandra, GSL Lydia	SOFR plus 3.5%	May, 2026
2024 Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC	288.0	Costa Rica Express, Panama Express, Agios Dimitrios, Nicaragua Express, Mexico Express, Jamaica Express, Colombia Express, ZIM Xiamen, ZIM Norfolk, Anthea Y	SOFR plus 1.85%	August, 2030
Finance lease with Minsheng	44.5	Bremerhaven Express	SOFR plus 2.50%	December, 2034
	691.1

Facilities

$300.0 Million Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, we entered into a $300.0 million senior secured term loan facility (the “2024 Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A., First Citizens Bank & Trust Company and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of our outstanding debt facilities.

All three tranches were drawdown in the third quarter of 2024 and the term loan facility has a maturity in the third quarter of 2030.

The term loan facility is repayable in 12 equal consecutive quarterly instalments of $12.0 million, four equal consecutive quarterly instalments of $10.0 million, four equal consecutive quarterly instalments of $8.0 million and four equal consecutive quarterly instalments of $6.0 million together with a final balloon payment of $60.0 million on the term loan facility termination date.

This facility’s interest rate is SOFR plus a margin of 1.85% per annum payable quarterly in arrears.

We used the net proceeds from the 2024 Senior Secured Term Loan Facility to refinance or prepay, in full or in part, the following: (a) existing debt facilities (i) Sinopac Credit Facility, (ii) Deutsche Bank AG (“Deutsche”) Credit Facility, (iii) Hamburg Commercial Bank AG (“HCOB”) Credit Facility, (iv) CACIB, Bank Sinopac Co. Ltd. (“Bank Sinopac”), CTBC Credit Facility, (v) Chailease Credit Facility, (vi) Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens Financial Services, Inc (“Siemens”), CTBC, Bank Sinopac, Banque Palatine (“Palatine”)), (vii) Macquarie Credit Facility and (viii) E.SUN Commercial Bank Ltd (“E.SUN”), Mega International Commercial Bank Co. Ltd (“MICB”), Cathay United Bank (“Cathay”), Taishin International Bank (“Taishin”) Credit Facility and (b) existing sale and lease back agreements: (i) $54.0 Million Sale and Leaseback agreement – CMBFL and (ii) $14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing (“Neptune”).

As of December 31, 2024, the aggregate principal amount outstanding under the 2024 Senior Secured Term Loan Facility was $288.0 million.

Macquarie Credit Facility

On May 18, 2023, we entered into a $76.0 million credit facility with Macquarie Bank Limited to finance part of the acquisition cost of four containerships, each with a carrying capacity of 8,544 TEU, for an aggregate purchase price of $123.3 million. This credit facility is divided into four tranches (one tranche per vessel), has a maturity in May 2026 and was fully drawn in the second quarter of 2023.

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

On September 10, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to partially prepay the amount of $18.5 million under this facility (prepayment was deducted from the final balloon payment).

As of December 31, 2024, the outstanding balance of this facility was $23.5 million.

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

We used the net proceeds from the private placement for the repayment of the remaining outstanding balances on our New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 8.00% Senior Unsecured Notes due 2024 (“2024 Notes”). The remaining amount of net proceeds were allocated for general corporate purposes.

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

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by us.

As of December 31, 2024, the outstanding balance on the 2027 Secured Notes was $231.9 million.

$60.0 Million E.SUN, Cathay, MICB, Taishin Credit Facility

On December 30, 2021, we entered into a syndicated senior secured debt facility with E.SUN, Cathay, MICB and Taishin. We used a portion of the net proceeds from this credit facility to fully prepay the outstanding balance on our Blue Ocean Junior Credit Facility at that time, amounting to $26.2 million plus a prepayment fee of $4.0 million. All three tranches were drawn down in January 2022.

The facility was repayable in eight equal consecutive quarterly instalments of $4.5 million and ten equal consecutive quarterly instalments of $2.4 million.

This facility bears interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

On September 11, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to partially prepay the amount of $8.5 million under this facility. Following the prepayment, the outstanding balance of the facility is repayable in four equal consecutive quarterly instalments of $2.4 million and one quarterly instalment of $1.1 million and new maturity will be in October 2025 from July 2026.

As of December 31, 2024, the outstanding balance of this facility was $8.3 million.

$12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, we entered into a secured credit facility for an amount of $12.0 million with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), which was partially used to fully refinance our Hayfin Credit Facility at that time. The full amount was drawn down in September 2021.

The new facility was repayable in 20 equal consecutive quarterly instalments of $0.4 million with a final balloon of $3.6 million payable together with the final instalment at maturity in September 2026.

The facility bore interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

On September 11, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $7.0 million under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, we entered into a facility with CACIB, HCOB, ESUN, CTBC and Taishin for a total of $140.0 million to finance the acquisition of 12 containerships from Borealis Finance LLC. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

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

As of December 31, 2024, the outstanding balance of this facility was $52.1 million.

$51.7 million Deutsche Bank AG Credit Facility

On May 6, 2021, we entered into a secured facility for an amount of $51.7 million with Deutsche in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Blue Ocean Entrust Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.5 million.

The new facility was repayable in 20 equal consecutive quarterly instalments of $1.2 million with a final balloon of $28.4 million payable together with the final instalment.

The facility bore interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

On August 12, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $36.6 million under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

$64.2 million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, we entered into a Senior Secured term loan facility with HCOB for an amount of up to $64.2 million in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32.1 million were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21.4 million were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10.7 million was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the facility was repayable in 16 equal consecutive quarterly instalments of $0.7 million.

The facility bore interest at SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 5, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $12.7 million under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

$51.7 million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, we entered into a secured facility for an amount of $51.7 million in order to refinance one of the three tranches of the $180.5 million Deutsche, CIT, HCOB, Blue Ocean Entrust Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.6 million. The new secured credit facility has a maturity in April 2026.

The Lenders were CACIB, Bank Sinopac and CTBC. The facility was repayable in 20 equal consecutive quarterly instalments of $1.3 million with a final balloon of $26.2 million payable together with the final instalment.

The facility bore interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

On August 9, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $35.1 million under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

$9.0 million Chailease Credit Facility

On February 26, 2020, we entered into a secured term facility agreement with Chailease International Financial Services Pte., for an amount of $9.0 million. The Chailease credit facility was used to refinance the credit facility with DVB Bank SE dated July 18, 2017.

The Facility was to be repaid in 36 consecutive monthly instalments of $0.2 million and 24 monthly instalments of $0.1 million with a final balloon of $1.3 million payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 4.20% per annum.

On September 12, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $1.8 million under this facility.

As of December 31, 2024, the outstanding balance of the Chailease Credit Facility was $nil.

$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, we entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224.3 million.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders were CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac and Palatine.

Tranche A amounting to $230.0 million was drawn down in full on September 24, 2019 and was scheduled to be repaid in 20 consecutive quarterly instalments of $5.2 million starting from December 12, 2019 and a balloon payment of $126.0 million payable on September 24, 2024.

Tranche B amounting to $38.0 million was drawn down in full on February 10, 2020 and was scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million and a balloon payment of $18.0 million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, in September 24, 2024. In January 2022, we agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in our favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate was SOFR plus a margin of 3.00% plus CAS and is payable at each quarter end date.

On August 9, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $133.2 million under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

Sale and leaseback agreements (finance leases)

Four Sale and Leaseback agreements ($44.5 million each) – Minsheng Financial Leasing

In December 2024, we entered into two sale and leaseback agreements, for $44.5 million each, with Minsheng Financial Leasing (“Minsheng”) to finance two of the Newly Acquired Vessels, Bremerhaven Express having closed in December 2024 and the other, Czech, in January 2025. In January 2025, we entered into two additional sale and leaseback agreements, for $44.5 million each, with Minsheng to finance our purchase of the remaining two Newly Acquired Vessels.

Each sale and leaseback agreement is repayable in 40 equal consecutive quarterly instalments of $0.9 million with a repurchase obligation of $10.0 million on the final repayment date. The sale and leaseback agreements each have a term of ten years, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of December 31, 2024, only the sale and leaseback agreement for the Bremerhaven Express had closed, and the outstanding amount thereunder was $44.5 million.

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

As of December 31, 2024, the outstanding balance of these sale and lease back agreements was $42.8 million.

$54.0 million Sale and Leaseback agreement-CMBFL

On May 20, 2021, we entered into a $54.0 million sale and leaseback agreement with CMBFL to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Blue Ocean Entrust Credit Facility, that had a maturity date on June 30, 2022, of an amount $46.6 million. We had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction had been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement was repayable in eight equal consecutive quarterly instalments of $2.0 million each and 20 equal consecutive quarterly instalments of $0.9 million with a repurchase obligation of $19.9 million on the final repayment date.

The sale and leaseback agreement matured in May 2028 and bore interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

In May 2021, on delivery of the vessel, we drew $54.0 million, which represented vessel purchase price $75.0 million less advanced hire of $21.0 million, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to us by the unrelated third party under this agreement.

On August 27, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $33,345 under this facility.

As of December 31, 2024, the outstanding balance of this sale and leaseback agreement was $nil.

$14.7 million Sale and Leaseback agreement-Neptune Maritime Leasing

On May 12, 2021, we entered into a $14.7 million sale and leaseback agreement with Neptune to finance the acquisition of GSL Violetta delivered in April 2021. We had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction had been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, we drew $14.7 million under this agreement.

The sale and leaseback agreement was repayable in 15 equal consecutive quarterly instalments of $0.8 million each and four equal consecutive quarterly instalments of $0.5 million with a repurchase obligation of $1.0 million on the last repayment date.

The sale and leaseback agreement matured in February 2026 and bore interest at SOFR plus a margin of 4.64% per annum payable quarterly in arrears.

On September 12, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $4.4 million under this facility.

As of December 31, 2024, the outstanding balance of this sale and leaseback agreement was $nil.

Covenants

Financial Covenants

The agreements governing our indebtedness contain certain financial covenants, which require us to maintain, among other things:

•	minimum liquidity at the borrower (vessel-owner or finance lessor) level and minimum consolidated liquidity of at least $20.0 million at the group level; and

•	minimum market value of collateral for each debt obligation, such that the aggregate market value of the vessels collateralizing the particular debt obligation is between 120% and 154%, depending on the particular debt obligation, of the aggregate principal amount outstanding under such debt obligation, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall.

Restrictive Covenants

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

•	incurring additional indebtedness;

•	making any substantial change to the nature of our business;

•	paying dividends;

•	redeeming or repurchasing capital stock;

•	selling the collateral vessel, if applicable;

•	entering into certain transactions other than arm’s length transactions;

•	acquiring a company, shares or securities or a business or undertaking;

•	effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;

•	changing the flag, class or technical or commercial management of the applicable collateral vessel or terminating or materially amending the management agreements relating to such vessel; and

•	experiencing any change in the position and ownership of our Executive Chairman.

Security

Our secured credit facilities and 2027 Secured Notes are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	first priority assignment of earnings and insurances from the mortgaged vessels;

•	pledge of the earnings account of the mortgaged vessel;

•	pledge of the equity interest of each of the vessel-owning subsidiaries; and

•	corporate guarantees.

Leverage

As of December 31, 2024, we had $691.1 million of debt outstanding of which $231.9 million was for our 2027 Secured Notes which carry interest at the fixed rate 5.69% and $459.2 million was floating rate debt across a number of facilities and sale and leaseback arrangements and bearing interest at SOFR based on interest rate cap agreements mentioned below plus an average margin of approximately 2.47%. In December 2021, we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $484.1 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. In February 2022, we entered into USD one-month LIBOR interest rate caps of 0.75% through fourth quarter of 2026, on $507.9 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%.

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

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock and vessel upgrade costs, interest and other financing costs including amortization and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf. Charter hire is payable by our charterers 15 days or monthly in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business— We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under our borrowings, amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B Preferred Shares and other costs and any other working capital requirements for the short and medium term and planned drydocking expenses.

We estimate that the average cost of each of the 25 drydockings completed on vessels in the fleet between January 2023 and December 2024 was $2.7 million, with an average loss of revenue of $1.6 million from off-hire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies”.

Our other liquidity requirements include a requirement to pay a minimum of $145.3 million of amortization in 2025 on our secured term loans and minimum amortization of $157.1 million in 2026. Interest requirements are $23.5 million and $17.4 million, respectively. The dividend on the $109.0 million Series B Preferred Shares outstanding as at December 31, 2024 amounts to $9.5 million each year. Based on the number of Class A common shares outstanding as of the date of this annual report, this dividend, which is subject to approval by the Board of Directors, would amount to $18.6 million per quarter, following the increase in dividend payable in June 2025. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the 2027 Secured Notes and other borrowings.

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

Container shipping is the most convenient low-carbon and cost-effective way to transport a wide range of cargoes, predominantly a diverse selection of consumer, manufactured, semi-manufactured, and perishable goods. It is estimated that around 90% of non-bulk cargoes traded by sea are carried by containership. Approximately 225 million TEU, equating to around 2.0 billion tonnes, of containerized cargo are estimated to have been carried in 2024. Global containerized cargo volumes have grown every year since the industry’s inception in 1956, with four exceptions: 2009, during the Global Financial Crisis, 2020, due to the initial impact of COVID-19, 2022, due to the geopolitical tensions and macro-economic headwinds caused in part by the continuing wars between Russia and Ukraine, and 2023, due to the normalization of spending patterns post-pandemic and, more recently, continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world. Negative growth of 1.9% was seen in 2020, followed by a strong rebound, with positive growth of 5.8% in 2021. Containerized trade contracted by 1.9% in 2022, was flat-to-marginally-negative in 2023, and is currently estimated to have expanded by 5.8% in 2024. Containerized trade in 2025 may be affected by any economic downturn, as well as increased barriers to trade from protectionism and tariffs, and in particular, escalating trade tensions resulting from the imposition (or threat) of substantial tariffs by the U.S. on imports from other countries, which could lead to corresponding punitive actions by the countries with which the U.S. trades.

On the supply side: as at December 31, 2024, idle capacity of the global containership fleet was 0.6%, and the overall orderbook-to-fleet ratio stood at 27.4% - compared to 1.3% and 26.6%, respectively, at the end of 2023.

The containerized supply chain extends throughout the world. Mainlane trades are those linking the major manufacturing economies in Asia with the major consumer economies in North America (the Transpacific trades) and Europe (the Asia-Europe trades), and those linking Europe with the Americas (the Transatlantic trades). These trades tend to be served by the largest containerships on the water. In 2024, an estimated 74% of global containerized volumes were on the non-Mainlane trades, with intra-regional trades—of which the largest is Intra-Asia—representing 41%. These non-Mainlane and intra-regional trades are predominantly served by mid-sized and smaller containerships (10,000 TEU, or smaller).

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

From 2000 through 2008, a period of super-cyclical growth largely catalyzed by China, the CAGR of global containerized trade was 9.9%. Having contracted by 8.0% in 2009, during the Global Financial Crisis, growth rebounded to 15.3% the following year. The CAGR from 2010 through 2019 was 3.8%. From 2010 through 2024, incorporating the impact of negative growth in 2020 (COVID-19), the rebound in 2021, further negative growth in 2022 and 2023 (geopolitical tensions driving inflationary macro-economic headwinds), and a rebound in 2024, CAGR was 3.0%. While economic growth is expected to remain the primary driver of containerized trade, trade conflicts and tariffs are emerging as potential disruptive factors

In November 2023, Houthi militias based in Yemen began to attack ships transiting the Gulf of Aden and the Red Sea, impacting vessels due to transit the Suez Canal. As the situation escalated, shipping lines and ship owners began to divert ships around the southern tip of Africa, the Cape of Good Hope (“COGH”). Under normal circumstances, approximately 20% of global containerized trade volumes transit the Suez Canal, primarily on long-haul trades served by around 34% of global containerized fleet capacity. Illustratively, for a voyage between Singapore and Rotterdam, diverting around COGH increases the sailing distance by 40.5%, and for a voyage between Singapore and Genova, a COGH diversion increases the sailing distance by 77.4%. All else equal, on a full-year basis diverting all Suez-related containerized trade around COGH would absorb around 10% of effective supply for the global containerized fleet. Over the course of 2024, the resulting reductions in effective supply of containerized capacity, in combination with a rebound in global containerized trade, reversed previous downward pressure on freight rates, charter market rates, and asset values. A ceasefire agreement reached between Israel and Hamas in January 2025, combined with declarations apparently made by Houthi militias, have raised the prospect of an increase in sailings through the Red Sea. However, the situation remains unstable and unpredictable and the majority of containership operators are currently expected to adopt a cautious approach to returning to Red Sea sailings at scale.

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

Between 1995 and 2008, the nominal carrying capacity of the industry-wide fully cellular fleet grew by a compound annual rate of 11.4%; and from 2009 through 2020 at 5.7%, as the industry digested the legacy, pre-financial crisis orderbook. Net supply CAGR from 2021 through 2024, is estimated at 7.5% and, as of December 31, 2024, the containership fleet was estimated to be 6,215 ships, with an aggregate capacity estimated at 30.8 million TEU – around 42% of which is chartered in from containership owners like Global Ship Lease.

In December 2008, the orderbook was estimated to represent over 60% of existing global capacity. Since then, however, the industry has been adjusting to lower demand growth, capital constraints, and consolidation. By the end of 2024, the overall orderbook-to-fleet ratio stood at 27.4%, with scheduled deliveries divided over various years (2025 through 2029). For ships smaller than 10,000 TEU the orderbook-to-fleet ratio as of January 1, 2025was 10.2%.

Vessel newbuilding prices, secondhand values, and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand, combined with sentiment. From 2000 through 2024, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $45.2 million, with prices ranging between $31.5 million (2002) and $65.7 million (2008). During the same period, secondhand values for a 10 year old ship of similar size averaged around $24.9 million and ranged between $5.0 million (2016) and $64.0 million (2022). Meantime, charter market rates for short term charters (under 12 months) for such tonnage averaged about $21,637 per day and ranged between $5,300 per day (2016) and $102,600 per day (2022). In January 2025, rates prevailing in the market were around $41,000 per day, with newbuilding prices at approximately $58.8 million and secondhand values for a 10 year old ship at about $31.3 million.

Containerization is a low-carbon form of transportation, with GHG emissions per ton-mile of cargo carried significantly lower than that for other common modes of freight transport such as air, road, and rail. As a key component of global supply chains, container shipping is also a contributor to the UN’s Sustainable Development Goals—particularly those associated with poverty alleviation, economic growth, and infrastructure.

The industry’s principal regulator, the IMO, has set targets for the reduction of GHG emissions from shipping. The key agreed target is to reduce annual GHG emissions in absolute terms by at least 50% by 2050, compared to benchmark 2008 levels. Further targets have also been set on carbon intensity: specifically, a reduction in CO2 emissions “per transport work” by at least 40% by 2030, with efforts towards 70% by 2050. Emissions-reducing regulations introduced from January 1, 2023 include EEXI (Energy Efficiency Existing Ship Index), Enhanced SEEMP (Ship Energy Efficiency Management Plan), and CII (Carbon Intensity Indicator). Among other things, these measures are intended to reduce emissions by limiting the power output from vessels’ main engines, which may have the effect of reducing the operating speed of the global fleet, tightening effective supply. Other national and pan-national regulators are also implementing regulations, with notable examples being the inclusion of shipping within the EU ETS from January 1, 2024, and the introduction of FEUM from January 1, 2025, for vessels trading in waters within the jurisdiction of the European Union. Regulation focused upon decarbonization and broader emissions reduction is expected to continue to evolve and tighten over time.

It is not yet clear which (net) zero emission fuels will become the standard fuels of the future, with potential candidates including, among others, ammonia, green methanol, hydrogen, and nuclear. Transition fuels are increasingly perceived to include Liquified Natural Gas (LNG), and bio-fuel blends. The current consensus view is that 2030 will be the earliest inflection point at which next-generation green fuels (with the considerable infrastructure required to support them) will become commercially available, allowing industry adoption to begin to accelerate. In the interim, it is expected that the industry will continue to rely predominantly on existing, conventionally-fueled containerships that are optimized for lower emissions and, in some instances, are equipped to use both conventional and alternate fuels (Dual-Fuel). Although not without its own challenges, Carbon Capture and Storage (CCS) is receiving increasing attention as a potentially powerful tool to mitigate emissions and to support the synthesis and circularity of net zero fuels such as Green Methanol.

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

If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the years ended December 31, 2024, 2023 and 2022 amounts of ($8.8) million, ($4.0) million and $10.9 million, respectively, were recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue.

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2024 or 2023.

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

Deferred dry dock and special survey costs, net

Drydocking costs are reported in the Consolidated Balance Sheets within “Deferred dry dock and special survey costs, net”, and include planned major maintenance and overhaul activities for ongoing certification. We follow the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled drydocking, which is generally five years. Any remaining unamortized balance from the previous drydocking is written-off.

The amortization period reflects the estimated useful economic life of the deferred dry dock and special survey costs, net, which is the period between each drydocking. Costs incurred during the drydocking relating to routine repairs and maintenance are expensed. The unamortized portion of drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain or (loss) on sale of the vessel.

Prior to the completion of the Poseidon Transaction on November 15, 2018, we allocated an element of the purchase price of a vessel to a drydocking component which was amortized on a straight-line basis to the next anticipated drydocking date.

Costs capitalized as part of the drydock include costs directly associated with the special survey of the ship, its hull and its machinery and for the defouling and repainting of the hull. Any cost of repair to hull or machinery that extends useful life is capitalized. Other repair costs are expensed. 12 drydockings were completed in 2024 for regulatory reasons and 49 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 807 days of off-hire, was $77.5 million. 13 drydockings were completed in 2023 for regulatory reasons and 35 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 701 days of off-hire, was $48.8 million. The duration of drydockings was adversely affected in by severe weather conditions and extensive works requested by our charterers. The duration of drydockings was adversely affected in 2022 by delays caused by COVID-19 and by continuing congestion at Chinese and other shipyards. 12 drydockings were completed in 2022 for regulatory reasons and 26 for vessel upgrades, the total cost of which, excluding the effect of the associated 581 days of off-hire, was $34.7 million.

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

In February 2022, we further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and a negative fair value adjustment of $5.2 million as at December 31, 2024, was recorded through Consolidated Statements of Income ($5.4 million negative fair value adjustment and $9.7 million positive fair value adjustment for December 31, 2023 and 2022, respectively). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, we designated only a portion of our outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of December 31, 2024, all our loan agreements have been amended and restated to take into effect the transition from LIBOR to the SOFR and the relevant provisions on a replacement rate. In addition, our interest rate caps automatically transited to one-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

On April 4, 2024, we entered into the FX option to purchase €3.0 million, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price is EURUSD 1.10. We entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses totaling €3.0 million, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” are excluded from the assessment of effectiveness. The effectiveness of the hedging relationship will be periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continue to coincide. Should the critical terms no longer match exactly, hedge effectiveness (both prospective and retrospective) will be assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. We assess the effectiveness of the hedges on an ongoing basis. As of December 31, 2024, 2023 and 2022, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of ($0.9) million, ($0.2) million and $1.1 million, respectively, was reclassified (to)/from other comprehensive income to the Consolidated Statements of Income.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to our variable rate borrowings. When derivatives are used, we are exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs – Level 2 inputs). As of December 31, 2024 and 2023, we recorded a derivative asset of $6.0 million and $41.5 million, respectively.

Intangible assets and liabilities-charter agreements

Our intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires us to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (WACC). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

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

We use a number of assumptions in projecting our undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for our fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

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

Through the latter part of 2024, we noted that events and circumstances triggered the existence of potential impairment for some of our vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, we performed step one of the impairment assessment of each of our vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment loss was recorded for the year ended December 31, 2024.

Sensitivity analysis as at December 31, 2024 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would trigger a theoretical impairment charge of approximately $2.0 million. A reduction of 5.0% in the assumed charter rates would trigger a theoretical impairment charge of approximately $2.0 million.

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above. The estimated market values, based on charter attached valuations as at December 31, 2024 with the assistance of an independent ship broking firm totaled $3,207.2 million. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessels were sold.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those fair values as at December 31, 2024. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the carrying value of each of the vessel group we owned as of December 31, 2023 and 2024:

Vessel Name	Capacity in TEUs	Year Built	Carrying Value as at December 31, 2023(1) (in millions of U.S. dollars)	Carrying Value as at December 31, 2024 (1) (in millions of U.S. dollars)
CMA CGM Thalassa	11,040	2008	$86.2	$81.7
ZIM Norfolk	9,115	2015	60.5	58.0
Anthea Y	9,115	2015	60.7	58.3
ZIM Xiamen	9,115	2015	59.4	57.2
Sydney Express	9,019	2016	0.0	70.7
Istanbul Express	9,019	2016	0.0	70.6
Bremerhaven Express	9,019	2015	0.0	67.8
MSC Tianjin	8,603	2005	36.9	39.5
MSC Qingdao *	8,603	2004	38.9	44.4
GSL Ningbo	8,603	2004	36.9	38.0
GSL Alexandra	8,544	2004	33.8	32.0
GSL Sofia	8,544	2003	32.2	30.5
GSL Effie	8,544	2003	32.2	30.8
GSL Lydia	8,544	2003	31.4	30.0
GSL Eleni	7,847	2004	17.0	18.2
GSL Kalliopi	7,847	2004	14.8	14.5
GSL Grania	7,847	2004	14.9	14.7
Colombia Express (ex Mary)	7,072	2013	42.5	43.5
Panama Express (ex Kristina)	7,072	2013	41.7	45.1
Costa Rica Express (Ex Katherine)	7,072	2013	41.7	45.2
Nicaragua Express (ex Alexandra)	7,072	2013	41.7	44.9
CMA CGM Berlioz	7,023	2001	27.2	24.7
Mexico Express (ex Alexis)	6,910	2015	47.0	50.6
Jamaica Express (ex Olivia I)	6,910	2015	47.1	50.3
GSL Christen	6,858	2002	15.5	14.9
GSL Nicoletta	6,858	2002	15.4	14.8
Agios Dimitrios	6,572	2011	24.8	29.0
GSL Vinia	6,080	2004	12.2	12.1
GSL Christel Elisabeth	6,080	2004	12.2	12.4
GSL Arcadia	6,008	2000	14.7	14.6
GSL Violetta	6,008	2000	14.8	14.7
GSL Maria	6,008	2001	17.0	16.0
GSL MYNY	6,008	2000	17.7	16.9
GSL Melita *	6,008	2001	17.8	16.7
GSL Tegea	5,994	2001	17.7	16.7
GSL Dorothea	5,994	2001	16.2	15.2
Tasman	5,936	2000	11.8	12.5
Dimitris Y	5,936	2000	11.9	12.8
Ian H	5,936	2000	11.7	15.0
GSL Tripoli *	5,470	2009	39.8	38.9
GSL Kithira *	5,470	2009	39.7	39.0
GSL Tinos *	5,470	2010	40.6	39.9
GSL Syros *	5,470	2010	41.0	39.9
Dolphin II	5,095	2007	13.1	12.5
Orca I	5,095	2006	12.1	11.7
CMA CGM Alcazar	5,089	2007	30.1	28.1
GSL Château d’If	5,089	2007	28.0	26.2
GSL Susan	4,363	2008	32.5	30.5
CMA CGM Jamaica	4,298	2006	25.1	23.5
CMA CGM Sambhar	4,045	2006	23.8	22.2
CMA CGM America	4,045	2006	24.1	22.5
GSL Rossi	3,421	2012	25.0	24.6
GSL Alice (G)	3,421	2014	28.8	27.6
GSL Eleftheria (G)	3,421	2013	26.3	25.7
GSL Melina (G)	3,404	2013	26.5	25.9
Athena	2,980	2003	9.7	9.1
GSL Valerie	2,824	2005	10.3	9.8
GSL Mamitsa (ex Matson Molokai)	2,824	2007	24.2	23.0
GSL Lalo	2,824	2006	12.5	12.3
GSL Mercer	2,824	2007	24.5	23.0
GSL Elizabeth	2,741	2006	12.5	12.0
GSL Chloe (ex Beethoven) (G)	2,546	2012	23.3	24.1
GSL Maren (G) *	2,546	2014	24.8	25.5
Maira (G)	2,506	2000	6.1	5.8
Nikolas (G)	2,506	2000	6.4	6.2
Newyorker (G)	2,506	2001	6.6	6.2
Manet	2,288	2001	9.7	8.9
Kumasi	2,220	2002	8.3	7.6
Akiteta	2,220	2002	8.0	7.5
Keta (G)	2,207	2003	5.2	4.9
Julie (G)	2,207	2002	7.5	7.0
			$1,732.2	$1,927.1

(1)	Carrying value includes vessel cost, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase.

(G)	Indicates geared vessel.

(*)	Indicates vessels for which the market value based on charter attached valuations was lower than the carrying value as at December 31, 2024. The aggregate carrying value of these vessels at December 31, 2024 exceeded their aggregate market value based on charter attached valuations as at December 31, 2024 by approximately $32.2 million.

Stock-Based Compensation

We have awarded restricted stock units to certain of our employees. The accounting fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the expected vesting period.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. We are currently evaluating the impacts of this guidance on our Consolidated Financial Statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. We are currently evaluating the potential impact of adopting this standard on our consolidated financial statements and disclosures.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2024 are listed below:

Name	Age	Position
George Giouroukos	59	Executive Chairman
Michael S. Gross	63	Director
Alain Wils	81	Director
Ulrike Helfer	65	Director
Michael Chalkias	54	Director
Yoram (Rami) Neugeborn	63	Director
Alain Pitner	76	Director
Menno van Lacum	54	Director
Ian J. Webber*	67	Director
Thomas A. Lister**	55	Chief Executive Officer
Anastasios Psaropoulos	45	Chief Financial Officer
George Giannopoulos***	42	Chief Compliance Officer

* Effective as of March 31, 2024, Mr. Ian J. Webber retired from the position of Chief Executive Officer. Effective as of the same date, Mr. Webber joined the Board of Directors as a Term II Director, thereby increasing the size of the Board of Directors from eight to nine members.

** Effective as of March 31, 2024, Mr. Thomas A. Lister became Chief Executive Officer to succeed Mr. Webber.

*** Effective as of May 2024, Mr. George Giannopoulos became Chief Compliance Officer.

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

Michael S. Gross: Mr. Gross has been a director since inception and was Chairman from September 2008 to November 2018 when the strategic combination with Poseidon Containers closed. Mr. Gross is the Chairman of the board of directors and Co-Chief Executive Officer of SLR Investment, a publicly traded BDC focused on private direct lending and is a co-managing partner of SLR Capital Partners since 2006.  From 1990 to 2006 Mr. Gross was a senior partner of Apollo Management, a leading alternative asset management firm, which he co-founded in 1990.

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

Ulrike Helfer: Ms. Helfer was appointed a director in 2022 and has more than 40 years of experience in the finance industry and more than 20 years of shipping experience. She commenced her career in international ship financing in 2000 in Vereins- und Westbank AG (merged into UniCredit). In 2005, Ms. Helfer joined DVB Bank SE in Hamburg, where she became Deputy Head of the Global Container, Car Carrier, Intermodal & Ferry Group. In 2011, Ms. Helfer became the Chief Representative of DVB Bank in Greece. She spent the preceding five years in Athens managing DVB’s local office by reporting directly to the CEO of the bank. From 2016 to 2023, Ms. Helfer was a member of the board of managing directors of portfoliomanagement AöR, a company newly established by the Federal State of Schleswig-Holstein and the City of Hamburg. In this role, Ms. Helfer and her team had the responsibility of winding down a portfolio of non-performing shipping loans with an amount of EUR 4.7 billion transferred from HSH Nordbank AG to portfoliomanagement AöR. Ms. Helfer was also a member of the advisory board of Deutsche Bundesbank in Hamburg, Schleswig-Holstein and Mecklenburg-Vorpommern from 2020 to 2023.

Michael Chalkias: Mr. Chalkias has been a director since November 2018 when the strategic combination with Poseidon Containers was completed. He is the Co-founder and Co-Chief Executive Officer of the Prime Marine group, a leading global operator and manager in the seaborne oil and gas transportation space, which has managed more than 100 ships since its inception, Since March 2018, Mr. Chalkias has also served as non-executive, non-independent director of First Ship Lease Trust, a Singapore-based business trust listed on the Mainboard of the Singapore Exchange Securities Trading Limited. Mr. Chalkias counts more than 25 years in the shipping industry, during which he has accumulated extensive in-depth knowledge in all aspects of the business and established strong relationships in the sector. Through Prime Marine, he has invested in many ships, primarily product tankers and gas carriers and has partnered with a number of international banks and US private equity firms. Prior to co-founding Prime Marine’s predecessor in 1999, he was employed by Tufton Oceanic Limited, a specialized shipping finance and investment firm in London, where he was actively involved with debt and equity instruments as well as structured financing. Mr. Chalkias holds an MSc with Distinction in Shipping, Trade & Finance from the Cass Business School at the City University of London and a BSc with Honors in Maritime Business and Maritime Law from the University of Plymouth.

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

Alain Pitner: Mr. Pitner, who has 30 years of shipping experience, was appointed a director in November 2018. Mr. Pitner commenced his career in 1974 in the Risk Department of Banque Indosuez, absorbed later by the Credit Agricole Group. He held various operational commercial responsibilities within the Bank’s French Export Credit Department. In 1987, Mr. Pitner joined the Shipping Division of the Bank’s Structured Finance Department, where he financed newbuildings, second hand vessels and  also special projects. He then was entrusted with increasingly senior roles. In September 2017, after 42 years, Mr. Pitner retired from the bank. He graduated from Reims business school and holds a MSIA from Krannert Business School—Purdue University, USA in 1974.

Menno van Lacum: Mr. van Lacum was appointed a director in November 2018. He commenced his career in 1997 by joining the Transportation Group at MeesPierson where he was responsible, in different capacities, for arranging and structuring debt capital markets and leasing products predominantly for the Transportation Equipment Leasing sector. In 2005, Mr. van Lacum became Director of the Fortis Principal Finance Group in the USA, responsible for holding equity investments and structuring debt instruments within the Transportation Sector. In 2009, Mr. van Lacum joined the Transportation Capital Group as a Partner in the Netherlands focusing primarily on holding investments in the maritime industry. In 2019, Mr. van Lacum became CEO of Prow Capital, a private debt fund manager focusing on ESG investments in the shipping industry. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.

Ian J. Webber: Effective March 31, 2024, Mr. Webber retired from the position of Chief Executive Officer (which he held since August 2008), and joined our Board of Directors. From 1979 to 1996, Mr. Webber worked for PriceWaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.

Thomas A. Lister: Mr. Lister has been our Chief Executive Officer as of March 31, 2024. Mr. Lister had been our Chief Commercial Officer from August 2008 to March 31, 2024, and, from April 2017 until the Poseidon Transaction in November 2018, was also our Chief Financial Officer. Since 2019, Mr. Lister has led our ESG initiatives to ensure close alignment of our commercial and ESG strategies. From 2005 until 2007, Mr. Lister was a Senior Vice President at DVB Bank. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group, Nordcapital & E.R.Schiffahrt, as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles for liner shipping companies and their agents. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Anastasios Psaropoulos: Mr. Psaropoulos became our Chief Financial Officer in November 2018. He has over 15 years of experience in finance in the shipping sector. He has served as Chief Financial Officer of Poseidon Containers and Technomar, which he joined in 2011, participating in more than 200 successful S&P transactions including distressed deals, and from January, 2024, provides limited advisory services to Technomar when requested. Prior to Poseidon, he was financial controller in Dolphin Capital, an AIM listed real estate development fund. He has also worked as an external auditor with PricewaterhouseCoopers, covering shipping and oil & gas industries. Mr. Psaropoulos holds a Master in Economics with specialization in Finance and Investments, from the Athens University of Economics and Business. He has also participated in the Program for Leadership Development (PLDA), in the program preparing to be a Corporate Director (PCD), and in the program Private Equity and Venture Capital (PEVC) of Harvard Business School.

George Giannopoulos: Mr. Giannopoulos became our Chief Compliance Officer in May 2024 and has been our Head of Internal Audit since the Poseidon Transaction in November 2018. From 2015 until 2018, Mr. Giannopoulos was Financial Controller at our technical manager, Technomar. Prior to joining Technomar, from 2010 until 2015, Mr. Giannopoulos was Financial Controller in charge of the South American logistics arm of Navios—a group of shipping companies listed on the New York Stock Exchange. From 2006 to 2010, Mr. Giannopoulos worked for PricewaterhouseCoopers as a senior external auditor covering the shipping and oil & gas industries. Mr. Giannopoulos is a graduate of Maritime Studies from the University of Piraeus.

B. Compensation

Compensation of Executive Officers

For the year ended December 31, 2024, we have expensed an aggregate of $2.2 million in compensation to our executive officers, which includes the remuneration of our Executive Chairman.

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

During the years ended December 31, 2024, 2023 and 2022, 535,912, 399,727 and 218,366 incentive shares vested, respectively, under the amended September 2021 awards. A total of 2,647,900 incentive shares under both plans had vested as at December 31, 2024. Of the total incentive shares which vested under both plans up to December 31, 2024, 204,797 had not been issued.

On January 2, 2024, we approved awards to a non-employee director amounting to 4,884 shares of incentive stock which vested and were issued immediately, and 8,311 shares, to vest in a similar manner to the awards to other non-employee directors, adjusted for the date of appointment of the director, up to September 30, 2025.

As a result of the Chief Executive Officer transition in March 2024, the Board of Directors approved a new award of 6,465 shares of incentive stock to the new non-employee director and 51,750 a new award to the new Chief Executive Officer, both structured in the same way as existing equivalent awards, adjusted for the dates of appointment. 155,250 shares were forfeited, due to retirement of the then Chief Executive Officer.

We filed a registration statement on Form S-8 under the Securities Act registering the Class A common shares under our 2019 Plan. The shares included in such registration statement are available for sale in the public market, subject to applicable vesting provisions.

C. Board Practices

Our Board of Directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The current term of office of the Term I class of directors consisting of Ms. Helfer, Mr. Neugeborn and Mr. Pitner, expires at the annual meeting of shareholders to be held in 2027. The current term of office of the Term II class of directors, consisting of Mr. Chalkias, Mr. Giouroukos and Mr. Webber, expires at the annual meeting of shareholders to be held in 2025. The current term of office of the Term III class of directors, consisting of Mr. Gross, Mr. van Lacum and Mr. Wils, expires at the annual meeting of shareholders to be held in 2026.

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

Director Independence

Our Board of Directors has determined that all of our directors in office as of the date hereof, other than Mr. George Giouroukos and Mr. Ian Webber, are “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act, and the NYSE rules.

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

D. Employees

As of December 31, 2024, we had seven employees.

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

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares, shown as beneficially owned, subject to applicable community property laws. As of the date of this annual report, an aggregate of 35,736,123 Class A common shares were issued and outstanding.

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

		Approximate Percentage
Name of Beneficial Owner	Class A Common Shares	of Outstanding Class A
	Beneficially Owned	Common Shares(1)

5% Shareholders:

Donald Smith & Co., Inc. (2)	3,139,470	8.8%
George Gioroukos (3)	2,480,423	6.9%

Other Directors and Executive Officers:
Michael Gross	34,917	0.1%
Alain Wils	7,146	0.0%
Menno van Lacum	20,625	0.1%
Alain Pitner	12,834	0.0%
Michael Chalkias	12,834	0.0%
Rami Neugeborn	11,608	0.0%
Ulrike Helfer	11,366	0.0%
Ian Webber	125,408	0.4%
Thomas Lister	64,351	0.2%
Anastasios Psaropoulos	156,582	0.4%
George Giannopoulos	917	0.0%
All directors and executive officers as a group (12 individuals) (4)	2,939,011	8.2%

(1)	Calculated based on 35,736,123 Class A common shares outstanding as of the date of this annual report.
(2)	This information is derived from a Schedule 13G filed with the SEC on February 13, 2025.
(3)	Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Shipping Participations Inc. which is the record holder of 2,075,490 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Shipping Participations Inc.

(4)	The number of shares of Class A common shares beneficially owned by a person and the percentage ownership of that person, includes Class A common shares under stock-based awards held by that person that are exercisable, vested or convertible as of March 10, 2025 or that will become exercisable, vested or convertible within 60 days after March 10, 2025 and which are described above under the heading “Item 6. Directors, Senior Management and Employees-B. Compensation-2019 Omnibus Incentive Plan”.

As of March 10, 2025, we had 15 registered shareholders of record, two of which were located in the United States holding an aggregate of 34,830,869 of our Class A common shares, representing 97.5% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 34,830,582 of our Class A common shares as of March 10, 2025, representing 97.5% of our outstanding shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

Non-Compete Agreement

On October 29, 2018, we entered into a Non-Compete Agreement (the “Original Non-Compete Agreement”) with Mr. George Giouroukos and Conchart reflecting, among others, the provisions described below. The Non-Compete Agreement became effective on the closing of the Poseidon Transaction. On March 12, 2025, we entered into a First Amended and Restated Non-Compete Agreement with Mr. George Giouroukos and Conchart amending the Original Non-Compete Agreement.

Restricted Business

For so long as Mr. Giouroukos is our Executive Chairman, Mr. Giouroukos and any entity which he controls will agree not to acquire, own or operate containerships. However, under certain exceptions, Mr. Giouroukos, and any entity which he controls, may compete with us, which could affect our business. Specifically, Mr. Giouroukos, and any entity which he controls, will not be prevented from:

1.	Acquiring, owning, operating or chartering vessels other than containerships;
2.	Acquiring or owning one or more containerships (or an interest in one or more containerships) if we decide not to exercise our right of first refusal to acquire such containership (or interest in such containership), in accordance with the terms of the Non-Compete Agreement described below under “Right of First Refusal”;

3.	Acquiring, owning, operating or chartering one or more containerships as part of the acquisition of a controlling interest in a business or package of assets that owns, operates or charters such containerships; provided, however, that Mr. Giouroukos, and any entity which he controls must offer to sell such containership(s) to us at their fair market value plus any additional tax or other similar costs that Mr. Giouroukos, and any entity which he controls, incurs in connection with the acquisition and the transfer of such containership to us separate from the acquired business, if a majority of the value of the business or the package of assets acquired is attributable to containerships, unless the acquisition of such controlling interest was otherwise permitted;

4.	Providing vessel management services relating to containerships, or other vessel types, including technical and commercial management, warehouse transactions for financial institutions and pool management;

5.	Acquiring, owning, operating or chartering any containership that Mr. Giouroukos, and any entity which he controls, owned or operated or had a contractual arrangement with respect to as of the closing date of the Plan of Merger by and among Poseidon Containers Holdings LLC, K&T Marine LLC, us and other parties;

6.	Transferring to Mr. Giouroukos or any entity which he controls, title to a vessel that Mr. Giouroukos or such entity that he controls or any third party is entitled to acquire, own and operate under the Non-Compete Agreement, pursuant to or in connection with the termination of a financing arrangement, including by way of a sale and leaseback or similar transaction, which is accounted for under United States generally accepted accounting principles as a financial lease;

7.	Acquiring, owning, operating or chartering any containership that is subject to an offer to purchase as described in paragraphs (2) and (3) above, in each case pending the offer of such containership to us and our determination whether to purchase the containership and, if so, pending the closing of such purchase; and
8.	Increasing ownership interest of Mr. Giouroukos in a containership that was previously subject to an offer to purchase by us as described in paragraphs (2) or (3) above, that, in each case, our Board of Directors previously elected not to cause us to purchase.

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

Prior to entering into any transaction regarding any containership’s disposition with a non-affiliated third party, Mr. Giouroukos, or such entity controlled by him, will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 14-day period after the delivery of such notice, and at our election we (through our conflicts committee) and Mr. Giouroukos, or such entity controlled by him, will negotiate in good faith to reach an agreement on the transaction, which shall be approved by our conflicts committee which is comprised of independent directors. If we do not reach an agreement within such 14-day period, Mr. Giouroukos, or such entity controlled by him, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the containership to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable than those offered pursuant to the written notice. If, however, after receipt of the notice, we elect not to exercise our right of first offer with respect to the transfer of a containership, then the procedures shall not be required with respect any future proposed transfer of such containership occurring on substantially similar terms and conditions as set forth in such notice.

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

Ship Management Agreements

Technomar provides us with all day-to-day technical ship management services, pursuant to the TTMA for all of the vessels in our fleet. Each TTMA was amended in March 2024 (with effect from January 1, 2024) to expand Technomar’s responsibilities in view of EU ETS requirements, and again amended in March 2025 to expand Technomar’s responsibilities in view of FEUM requirements, as detailed below.

Mr. George Giouroukos, our Executive Chairman, is the Founder, Managing Director, and majority beneficial owner of Technomar. Technical management services provided under each TTMA include crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including monitoring and reporting with respect to EU ETS requirements (including related Emission Trading Scheme Allowances) and FEUM compliance, and the arrangement and management of drydocking. We pay Technomar a daily management fee of Euro 820 from January 1, 2025, compared to Euro 785 for 2024, per vessel, payable in U.S. dollars, which, in addition to covering the technical ship management services being provided, includes administrative support services, including accounting and financial reporting, treasury management services and legal services also being provided pursuant to the TTMAs. We also reimburse the Technomar for the costs it incurs on our behalf, and provide customary indemnification to Technomar and its employees, agents and sub-contractors. Commencing January 1, 2024, we also pay Technomar a fee of EUR 7,500, per annum per vessel, pro rata, for the provision of additional services relating to our compliance with EU ETS requirements, such services including, among others, gathering and monitoring emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and managing and monitoring EU ETS trading accounts on our behalf. The EU ETS Fee is subject to a good faith re-appraisal as market standards evolve.

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

The management fees paid by us to Technomar for the year ended December 31, 2024 amounted to $21.8 million. The management fees paid by us to Technomar for the year ended December 31, 2023 amounted to $19.1 million. For the year ended December 31, 2022 management fees paid by us to Technomar amounted to $16.6 million. GSL has guaranteed certain of the financial obligations of its subsidiaries under each applicable TMA.

Six vessels, which were purchased by us in July 2021, were previously managed by another third-party ship manager with those management agreements having been terminated between May and July 2023 (the “Third-Party Managed Vessels”). Each of our vessel-owning subsidiaries for the Third-Party Managed Vessels entered into a Supervision Agreement with Technomar, pursuant to which Technomar supervised the third-party manager. Technomar also undertook the provision of Technical, Drydock, Insurance, Freight and Claims Handling Services as well as accounting, administrative & support services. Pursuant to the Supervision Agreements, we paid a supervision fee of $157.50 per day (effective from January 1, 2023) per vessel ($150.00 prior to January 1, 2023). The Supervision Agreements terminated when the underlying management agreement terminated between May and July 2023.

Conchart provides commercial management services to us on all of our vessels pursuant to the CCMA. Mr. George Giouroukos, our Executive Chairman, is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advising us on market developments, and on the development of new rules and regulations with respect to trading and cargo restrictions, (iv) assisting in the calculation of hires, and the collection of any sums related to the operation of vessels, (v) communicating with agents, and (vi), negotiating memoranda of agreement for the sale of the vessels. No commission is payable on any charter of a vessel in our fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to the managers for any extension of such charters after March 31,2021. We have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture. Further, we have agreed to pay to the commercial manager, who shall be named broker in each memorandum of agreement (or equivalent agreement) providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager.

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

The fees paid by us to Conchart for the year ended December 31, 2024 amounted to $8.6 million. For the year ended December 31, 2023, fees paid to Conchart amounted to $8.0 million.

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

Dividend Policy

On January 12, 2021, we announced that our Board of Directors had initiated a dividend policy under which we intended to pay shareholders a regular quarterly cash dividend of $0.12 per Class A common share with effect from the first quarter of 2021. We paid dividends of $0.25 per Class A common share for the first, second, third and fourth quarter of 2021 and we announced on November 22, 2021 that from first quarter of 2022 the dividend will increase by 50% to $0.375 per Class A common share per quarter. We paid dividends of $0.375 per Class A common share for the first, second, third and fourth quarters of 2022 and 2023 and first quarter of 2024. On August 5, 2024, we announced an increase in quarterly dividend by 20% to $0.45 per common share. We paid dividends of $0.45 per Class A common share for the second, third and fourth quarter of 2024.

On March 5, 2025, we announced an increase in our supplemental quarterly dividend by $0.075 per Class A common share (subject to declaration by our Board of Directors), representing an 16.7% increase on our quarterly dividend of $0.45 per Class A common share (taking into account regular and supplemental quarterly dividend). Following the increase, our total quarterly dividend is expected to be $0.525 per Class A common share, effective with the regular quarterly dividend that is declared on our Class A common shares in connection with the first quarter of 2025 and paid in June 2025.

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

There were 4,359,190 Depositary Shares outstanding at December 31, 2024, each of which represents 1/100th of one share of our Series B Preferred Shares. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares, subject to certain exceptions. See “Item 10. Additional Information—B. Memorandum and Articles of Association”. Dividends have been declared as scheduled with respect to our Series B Preferred Shares.

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

Registration Rights Agreement

We have a registration rights agreement with certain of our shareholders that was amended and restated in October 2018 upon closing of the Poseidon Transaction. For a description of the Amended and Restated Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions.”

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own Class A common shares or Series B Preferred Shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

•	broker-dealers;

•	insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions or “financial services entities”;

•	taxpayers who hold our shares as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	taxpayers that are subject to the “base-erosion and anti-avoidance” tax;

•	taxpayers that own 10% or more (by vote or value), directly or constructively, of our shares;

•	certain expatriates or former long-term residents of the United States; and

•	U.S. holders (as defined herein) whose functional currency is not the U.S. dollar.

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

We are organized under the laws of the Marshall Islands. Each of the vessels in the fleet is owned by a separate wholly owned subsidiary that has elected to be disregarded as separate from us for U.S. federal income tax purposes (or in the case of one subsidiary, that is organized in the Marshall Islands). The U.S. Treasury Department recognizes the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy one of the three ownership tests.

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. During 2024, the Class A common shares represented more than 50% of the total combined voting power and value of all classes of our stock. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year. Furthermore, the Class A common shares may not represent more than half of the voting power or value of all classes of our stock.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2022, 2023 and 2024. Whether we may satisfy the “publicly-traded” test for 2025 and future taxable years depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2025 or future taxable years.

If we were not to qualify for the Section 883 exemption in any year, the U.S. income taxes that become payable could have a negative effect on our business, and could result in decreased earnings available for distribution to our shareholders. However, under our charter agreements, our charterers are generally responsible for the payment of any such taxes, as the charterer determines where each vessel trades.

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

Tax consequences of holding Class A common shares

U.S. holders

For purposes of this discussion, a U.S. holder is a beneficial owner of our Class A common shares that owns (actually or constructively) less than 10% of our equity (by vote and value) and that is:

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

Taxation of the disposition of Class A common shares

Subject to the discussions of the PFIC rules below, upon the sale, exchange or other disposition of Class A common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in our Class A common shares. The U.S. holder’s initial tax basis in its Class A common shares generally will be the U.S. holder’s purchase price for the Class A common shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital, as discussed above under "—Taxation of distributions paid on Class A common shares".

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

A non-U.S. holder will generally not be subject to U.S. federal income tax on dividends paid in respect of the Class A common shares or on gains recognized in connection with the sale or other disposition of the Class A common shares, provided, in each case, that such dividends or gains are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business. However, even if not engaged in a U.S. trade or business, individual non-U.S. holders may be subject to tax on gain resulting from the disposition of our Class A common shares if they are present in the U.S. for 183 days or more during the taxable year in which those Class A common shares are disposed and meet certain other requirements.

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

Currently we are fully hedged on our floating rate debt of $459.2 million.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. On April 4, 2024, we entered into the FX option to purchase €3.0 million, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price is EURUSD 1.10. We entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses.

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. Currently, due to the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world, and changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs and other expenses, in addition to drydocking expenses and general and administrative expenses.

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, the end of the period covered by this annual report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which appears herein.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2024 and 2023 was PricewaterhouseCoopers S.A., an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers S.A.’s Services

The fees for services rendered by the principal accountant in 2024 and 2023 were as follows:

	2024	2023
Audit Fees	$660,100	$578,200
Audit related fees	26,100	26,367
Tax Fees	39,765	84,855
All other fees	2,094	26,000
Total	$728,059	$715,422

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

Tax Fees

Tax fees for 2024 and 2023 are primarily for tax compliance and consultation services.

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

The following table sets forth our share repurchase activity during 2024, including the number of shares repurchased, the average price paid per share, the number of shares repurchased as part of publicly announced Share Repurchase Program and the amount yet to be used on share repurchases under the Share Repurchase Program.

Period	Total Number of Common Shares Repurchased	Average Price Paid per Common Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Amount that May Yet Be Expected on Share Repurchases Under the Plan or Program ($ in millions)
Up to December 31,2023	2,303,303	$18.23	2,303,303	38.0
February 2024	121,252	20.60	2,424,555	35.5
March 2024	130,520	19.13	2,555,075	33.0
Total	2,555,075	18.38	2,555,075	33.0

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Item 16K.	Cybersecurity

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

Incident Response

As part of our cybersecurity risk management system and through our manager we have a dedicated cybersecurity incident response team consisting of internal employees and third-party consultants who are responsible for managing and coordinating our cybersecurity incident response efforts. This team also collaborates closely with other internal teams in identifying, protecting from, detecting, responding to, and recovering from cybersecurity incidents. Cybersecurity incidents that meet certain thresholds are escalated to the senior management and cross-functional teams on an as-needed basis for support and guidance. Additionally, this team tracks cybersecurity incidents to help identify and analyze them. We maintain a cybersecurity incident response plan to prepare for and respond to cybersecurity incidents. The incident response plan includes standard processes for reporting and escalating cybersecurity incidents to senior management who then consult with our audit committee and ultimately the Board of Directors if deemed necessary.

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

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information about risks associated with cybersecurity, see “Item 3. Key Information. - D. Risk Factors—Company-Specific Risk Factors—A cyber-attack could materially disrupt our business”.

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Global Ship Lease, Inc.’s Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 6-K, filed with the SEC on March 25, 2019).

1.3*	Fourth Amended and Restated Bylaws of Global Ship Lease, Inc.

1.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

1.5	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 10, 2019).

1.6	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 29, 2022).

1.7	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F filed on March 29, 2019).

2.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K (File No. 001-34153) filed on March 25, 2019).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.3 of the Company’s Annual Report on Form 20-F filed on March 20, 2024).

4.1	Term Loan Facility, dated May 23, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent (incorporated by reference to Exhibit 10.35 of the Company’s Registration Statement on Form F-1 (File No. 333-233198) filed on August 9, 2019).

4.2	Deed of Accession, Amendment and Restatement, dated December 10, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as original borrowers, Global Ship Lease 33 LLC and Global Ship Lease 34 LLC, as additional borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent, relating to the facility agreement dated May 23, 2019 (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

4.3	Term Loan Facility, dated February 26, 2020, by and among Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC, as joint and several borrowers, Global Ship Lease, Inc., as parent guarantor and Chailease International Financial Services Pte. Ltd., as lender. (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

4.4	$51.7 Million Credit Facility, dated April 13, 2021, by and among Penelope Marine LLC as borrower, the Company and Poseidon Containers Holdings LLC, as guarantors and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank as bookrunner and arranger, Crédit Agricole Corporate and Investment Bank, CTBC Bank Co., LTD and Bank Sinopac Co., LTD as mandated lead arrangers and Crédit Agricole Corporate and Investment Bank, as facility agent and security agent (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.5	$64.2 Million Credit Facility, dated April 15, 2021, by and among GSL Arcadia LLC, GSL Tegea LC, GSL MYNY LLC, GSL Melita LLC, GSL Maria LLC and GSL Dorothea LLC as joint and several borrowers, the bank and financial institutions listed in Schedule 1 as lenders and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee (incorporated by reference to Exhibit 4.10 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.6	$51.7 Million Credit Facility, dated May 6, 2021, by and among Laertis Marine LLC as borrower, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC, K&T Marine LLC and the Company as guarantors and Deutsche Bank AG Filiale Deutschlanddgeschaft as arranger, facility agent and security agent (incorporated by reference to Exhibit 4.11 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.7	$140.0 Million Credit Facility, dated July 6, 2021, by and among Global Ship Lease 55 LLC, Global Ship Lease 57 LLC, Global Ship Lease 58 LLC, Global Ship Lease 59 LLC, Global Ship Lease 60 LLC, Global Ship Lease 61 LLC, Global Ship Lease 62 LLC, Global Ship Lease 63 LLC, Global Ship Lease 64 LLC, Global Ship Lease 65 LLC, Global Ship Lease 66 LLC and Global Ship Lease 67 LLC as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG as mandated lead arrangers, Crédit Agricole Corporate and Investment Bank as facility agent and security agent (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.8	$12.0 Million Credit Facility, dated August 27, 2021, by and among Global Ship Lease 42 LLC as borrower, the Company as guarantor and Sinopac Capital International (HK) Limited as lender (incorporated by reference to Exhibit 4.13 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.9	$14.7 Million Sale and Leaseback Agreement, dated May 12, 2021, by and among NML Violetta Inc. as Lessor and GSL Violetta LLC as Lessee (incorporated by reference to Exhibit 4.14 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.10	$54.0 Million Sale and Leaseback Agreement, dated May 20, 2021, by and among SEA 156 Leasing Co. Limited as Lessor and Telemachus Marine LLC as Lessee (incorporated by reference to Exhibit 4.15 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.11	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 253 Leasing Co. Limited as Lessor and Global Ship Lease 70 LLC as Lessee (incorporated by reference to Exhibit 4.16 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.12	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 254 Leasing Co. Limited as Lessor and Global Ship Lease 71 LLC as Lessee (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.13	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 251 Leasing Co. Limited as Lessor and Global Ship Lease 68 LLC as Lessee (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.14	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 252 Leasing Co. Limited as Lessor and Global Ship Lease 69 LLC as Lessee (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.15	Note Purchase Agreement, dated June 14, 2022, by and among Knausen Holding LLC and the purchasers named therein, relating to the 5.69% Senior Secured Notes due 2027 (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed on June 21, 2022).

4.16	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.17	2019 Omnibus Incentive Plan (as amended and restated on September 29, 2021) (incorporated by reference to Exhibit 4.21 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.18*	Amended and Restated Non-Compete Agreement, dated as of March 12, 2025, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc.

4.19	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.20	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.21*	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and vessel-owning subsidiaries of Global Ship Lease, Inc.

4.22	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 4.24 of the Company’s Annual Report on Form 20-F filed on March 23, 2023).

4.23	$60.0 Million Credit Facility, dated December 30, 2021, by and among Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, E.SUN Commercial Bank, LTD, CATHAY United Bank, Mega International Commercial Bank CO., LTD, Offshore Banking Branch and Taishin International Bank as mandated lead arrangers, E.SUN Commercial Bank, LTD as facility agent and security agent. (incorporated by reference to Exhibit 4.30 of the Company’s Annual Report on Form 20-F filed on March 23, 2023).

4.24	At Market Issuance Sales Agreement, dated December 29, 2022, by and between the Company and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 of the Company’s Report on Form 6-K filed on January 4, 2023).

4.25	$76.0 Million Credit Facility, dated May 18, 2023, by and among Global Ship Lease 72 LLC, Global Ship Lease 73 LLC, Global Ship Lease 74 LLC and Global Ship Lease 75 LLC and Macquarie Bank Limited. (incorporated by reference to Exhibit 4.31 of the Company’s Annual Report on Form 20-F filed on March 20, 2024).

4.26*	$300.0 Million Credit Facility, dated August 7, 2024, by and among Ikaros Marine LLC, Leonidas Marine LLC, Hector Marine LLC, Aristoteles Marine LLC, Menelaos Marine LLC, Philippos Marine LLC, Alexander Marine LLC, Penelope Marine LLC, Laertis Marine LLC, Telemachus Marine LLC, as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank, ABN AMRO BANK N.V.and Bank of America N.A., as mandated lead arrangers, Crédit Agricole Corporate and Investment Bank as facility agent and security agent.

4.27*	$44.5 Million Sale and Leaseback Agreement, dated December 23, 2024, by and among Ocean Jing Shipping Limited as Lessor and Global Ship Lease 77 LLC as Lessee.

4.28*	$44.5 Million Sale and Leaseback Agreement, dated December 24, 2024, by and among Ocean Dance Shipping Limited as Lessor and Global Ship Lease 76 LLC as Lessee.

4.29	Equity Distribution Agreement, dated August 16, 2024, by and between the Company and Evercore Group L.L.C. (incorporated by reference to Exhibit 1.1 of the Company’s Report on Form 6-K filed on August 20, 2024).

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

11.1	Policies and Procedures to Detect and Prevent Insider Trading (incorporated by reference to Exhibit 11.1 of the Company’s Annual Report on Form 20-F filed on March 20, 2024).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers S.A.

15.2*	Consent of Maritime Strategies International Ltd.

15.3*	Consent of Watson Farley & Williams LLP

97.1	Policy for the Recovery of Erroneously Awarded Incentive Compensation (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed on March 20, 2024).

101*	Interactive Data Files (formatted as Inline XBRL).

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

102

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/Thomas A. Lister
Thomas A. Lister
Chief Executive Officer

Date: March 18, 2025

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

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment Assessment – Long-lived assets

As disclosed in Notes 2 and 4 to the consolidated financial statements, as of December 31, 2024 the Company’s fleet consisted of vessels with a total carrying value of $1.9 billion. Management reviews vessels held and used or to be disposed of by the Company for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers. The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet, (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values. Revenue assumptions are based on contracted time charter rates up to the end of the existing contract of each vessel and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 18, 2025

We have served as the Company’s auditor since 2018.

Table of Contents Global Ship Lease, Inc. Consolidated Balance Sheets (Expressed in thousands of U.S. dollars except share data)

		As of
	Note	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$141,375	$138,640
Time deposits		26,150	14,000
Restricted cash	3	55,583	56,803
Accounts receivable, net		12,501	4,741
Inventories	8	18,905	15,764
Prepaid expenses and other current assets	7	31,949	40,464
Derivative assets	9	14,437	24,639
Due from related parties	14	342	626
Total current assets		$301,242	$295,677
NON - CURRENT ASSETS
Vessels in operation	4	$1,884,640	$1,664,101
Advances for vessels acquisitions and other additions	4	18,634	12,210
Deferred dry dock and special survey costs, net	5	91,939	73,720
Other non-current assets	2q	20,155	23,935
Derivative assets, net of current portion	9	5,969	16,867
Restricted cash, net of current portion	3	50,666	85,270
Total non - current assets		2,072,003	1,876,103
TOTAL ASSETS		$2,373,245	$2,171,780
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	10	$26,334	$17,601
Accrued liabilities	11	46,926	28,538
Current portion of long - term debt	12	145,276	193,253
Current portion of deferred revenue	3	44,742	40,331
Due to related parties	14	723	717
Total current liabilities		$264,001	$280,440
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	12	$538,781	$619,175
Intangible liabilities - charter agreements	6	49,431	5,662
Deferred revenue, net of current portion	3	57,551	82,115
Total non - current liabilities		645,763	706,952
Total liabilities		$909,764	$987,392
Commitments and Contingencies	15	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,447,370 shares issued and outstanding (2023 - 35,188,323 shares)	16	$355	$351
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2023 - 43,592 shares)	16	—	—
Additional paid in capital		680,743	676,592
Retained Earnings		773,759	488,105
Accumulated other comprehensive income		8,624	19,340
Total shareholders' equity		1,463,481	1,184,388
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,373,245	$2,171,780

 See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Consolidated Statements of Income (Expressed in thousands of U.S. dollars except share and per share data)

		Year ended December 31,
	Note	2024	2023	2022
OPERATING REVENUES
Time charter revenue (include related party revenues of $nil, $nil and $66,929 for each of the years ended December 31, 2024, 2023 and 2022, respectively)	13, 14	$705,529	$666,715	$604,487
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $nil, $nil and $5,385 for each of the years ended December 31, 2024, 2023 and 2022, respectively)	6, 14	5,526	8,080	41,158
Total operating revenues		711,055	674,795	645,645

OPERATING EXPENSES:
Vessel operating expenses (include related party vessels operating expenses of $21,804, $19,086 and $16,642 for each of the years ended December 31, 2024, 2023 and 2022, respectively)	14	191,257	179,221	167,444
Time charter and voyages expenses (include related party time charter and voyage expenses of $8,610, $7,995 and $6,289 for each of the years ended December 31, 2024, 2023 and 2022, respectively)	14	23,536	23,582	21,154
Depreciation and amortization	4, 5	99,991	91,727	81,303
Impairment of vessels	4	—	18,830	3,033
General and administrative expenses		17,132	18,217	18,526
Operating Income		379,139	343,218	354,185

NON-OPERATING INCOME/(EXPENSES)
Interest income		16,735	9,777	2,512
Interest and other finance expenses (include $3,627 expenses relating to prepayment fees and acceleration of deferred financing costs, $108 expenses relating to acceleration of deferred financing costs and $21,511 expenses relating to prepayment fees, acceleration of deferred financing costs, premium and acceleration of premium amortization for each of the years ended December 31, 2024, 2023 and 2022, respectively)		(40,676)	(44,824)	(75,289)
Other income, net		3,601	2,149	1,782
Fair value adjustment on derivative asset	9	(5,170)	(5,372)	9,685
Total non-operating expenses		(25,510)	(38,270)	(61,310)
Income before income taxes		353,629	304,948	292,875
Income taxes		(1)	(448)	50
Net Income		$353,628	$304,500	$292,925
Earnings allocated to Series B Preferred Shares	16	(9,536)	(9,536)	(9,536)
Net Income available to Common Shareholders		$344,092	$294,964	$283,389
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	18	35,316,495	35,405,458	36,603,134
Diluted	18	35,577,956	35,928,922	37,204,345
Net Earnings per Class A common share
Basic	18	9.74	8.33	7.74
Diluted	18	9.67	8.21	7.62

See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Consolidated Statements of Comprehensive Income (Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2024	2023	2022
Net Income available to Common Shareholders		$344,092	$294,964	$283,389
Other comprehensive income:
Cash Flow Hedge:
Unrealized (loss)/gain on derivative assets/FX option	9	(16,179)	(16,625)	31,221
Amortization of interest rate cap premium		4,586	4,271	1,123
Amounts reclassified to/(from) earnings	9	877	214	(1,091)
Total Other Comprehensive (Loss)/Income		(10,716)	(12,140)	31,253
Total Comprehensive Income		$333,376	$282,824	$314,642

See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2024	2023	2022
Cash flows from operating activities:
Net income		$353,628	$304,500	$292,925
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		99,991	91,727	81,303
Impairment of vessels	4	—	18,830	3,033
Amounts reclassified to/(from) other comprehensive income	9	877	214	(1,091)
Amortization of derivative assets’ premium		4,586	4,271	1,123
Amortization of deferred financing costs	12	6,828	5,526	11,233
Amortization of original issue premium of notes		—	—	762
Amortization of intangible liabilities - charter agreements	6	(5,526)	(8,080)	(41,158)
Fair value adjustment on derivative asset	9	5,170	5,372	(9,685)
Prepayment fees on debt repayment	12	870	—	15,197
Stock based compensation expense	17	8,704	10,189	10,104
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets		4,535	(669)	(26,017)
Increase in inventories		(3,141)	(3,527)	(827)
Increase in derivative assets	9	(249)	—	(15,370)
Increase/(decrease) in accounts payable and other liabilities		16,244	(5,890)	11,835
Decrease in related parties' balances, net		290	192	2,253
(Decrease)/increase in deferred revenue	3	(20,153)	(9,306)	21,968
Payments for drydocking and special survey costs		(42,506)	(38,341)	(30,105)
Unrealized foreign exchange (gain)/loss		(2)	—	1
Net cash provided by operating activities		$430,146	$375,008	$327,484
Cash flows from investing activities:
Acquisition of vessels		(205,500)	(123,300)	—
Cash paid for vessel expenditures		(12,840)	(19,586)	(5,460)
Net proceeds from sale of vessels		—	5,940	—
Advances for vessel acquisitions and other additions		(24,154)	(9,587)	(3,772)
Time deposits acquired		(12,150)	(5,450)	(650)
Net cash used in investing activities		$(254,644)	$(151,983)	$(9,882)
Cash flows from financing activities:
Repurchase of 2024 Notes, including premium	12	—	—	(119,871)
Proceeds from drawdown of credit facilities and sale and leaseback	12	344,500	76,000	60,000
Proceeds from 2027 Secured Notes	12	—	—	350,000
Repayment of credit facilities and sale and leaseback	12	(185,438)	(202,348)	(167,056)
Repayment of refinanced debt, including prepayment fees	12	(292,010)	—	(276,671)
Deferred financing costs paid	12	(3,120)	(1,140)	(9,655)
Net proceeds from offering of Class A common shares, net of offering costs	16	445	—	—
Cancellation of Class A common shares	16	(4,994)	(21,969)	(20,011)
Proceeds from offering of Series B preferred shares, net of offering costs	16	—	—	(17)
Class A common shares - dividend paid	16	(58,438)	(53,249)	(50,497)
Series B Preferred Shares - dividend paid	16	(9,536)	(9,536)	(9,536)
Net cash used in financing activities		$(208,591)	$(212,242)	$(243,314)
Net (decrease)/increase in cash and cash equivalents and restricted cash		(33,089)	10,783	74,288
Cash and cash equivalents and restricted cash at beginning of the year		280,713	269,930	195,642
Cash and cash equivalents and restricted cash at end of the year		$247,624	$280,713	$269,930
Supplementary Cash Flow Information:
Cash paid for interest		$55,421	$67,997	$51,490
Cash received from interest rate caps	9	27,027	32,549	9,245
Non-cash investing activities:
Acquisition of intangibles	6	49,295	—	—
Non-cash financing activities:
Unpaid offering costs		—	—	283
Unrealized (loss)/gain on derivative assets/FX option	9	(16,179)	(16,625)	31,221

See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2022	36,464,109	43,592	—	$ 365	$ —	$ —	$698,463	$ 13,498	$ 227	$ 712,553
Stock-based compensation expense (Note 17)	586,819	—	—	5	—	—	10,099	—	—	10,104
Cancellation of Class A common shares (Note 16)	(1,060,640)	—	—	(11)	—	—	(20,000)	—	—	(20,011)
Other comprehensive income	—	—	—	—	—	—	—	—	31,253	31,253
Net Income for the year	—	—	—	—	—	—	—	292,925	—	292,925
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(9,536)	—	(9,536)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	—	—	—	—	—	(300)	—	—	(300)
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(50,497)	—	(50,497)
Balance at December 31, 2022	35,990,288	43,592	—	$ 359	$ —	$ —	$ 688,262	$ 246,390	$ 31,480	$ 966,491

Stock-based compensation expense (Note 17)	440,698	—	—	5	—	—	10,184	—	—	10,189
Cancellation of Class A common shares (Note 16)	(1,242,663)	—	—	(13)	—	—	(21,956)	—	—	(21,969)
Other comprehensive loss	—	—	—	—	—	—	—	—	(12,140)	(12,140)
Net Income for the year	—	—	—	—	—	—	—	304,500	—	304,500
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(9,536)	—	(9,536)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	—	—	—	—	—	102	—	—	102
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(53,249)	—	(53,249)
Balance at December 31, 2023	35,188,323	43,592	—	$ 351	$ —	$ —	$ 676,592	$ 488,105	$ 19,340	$ 1,184,388

Stock-based compensation expense (Note 17)	483,713	—	—	6	—	—	8,698	—	—	8,704
Issuance of Class A common shares, net of offering costs (Note 17)	27,106	—	—	—	—	—	445	—	—	445
Cancellation of Class A common shares (Note 16)	(251,772)	—	—	(2)	—	—	(4,992)	—	—	(4,994)
Other comprehensive loss	—	—	—	—	—	—	—	—	(10,716)	(10,716)
Net Income for the year	—	—	—	—	—	—	—	353,628	—	353,628
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	—	—	(9,536)	—	(9,536)
Class A common shares dividend (Note 16)	—	—	—	—	—	—	—	(58,438)	—	(58,438)
Balance at December 31, 2024	35,447,370	43,592	—	$ 355	$ —	$ —	$ 680,743	$ 773,759	$ 8,624	$ 1,463,481

See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars)

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

In 2021, the Company purchased 23 vessels. The Company purchased seven containerships of approximately 6,000 TEU each (the “Seven Vessels”), 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) and four 5,470 TEU Panamax containerships (the “Four Vessels”). Also on June 30, 2021, vessel La Tour was sold.

During the second quarter of 2023, the Company purchased four 8,544 TEU vessels for an aggregate purchase price of $123,300, which were delivered on various dates in May and June 2023. Also on March 23, 2023, GSL Amstel was sold.

During the fourth quarter of 2024, the Company agreed to purchase four high-reefer ECO 9,019 TEU vessels for an aggregate price of $274,000, of which three were delivered on various dates in December 2024. The fourth vessel was delivered in January 2025.

With these additions and following the sale of two vessels in 2021 and 2023, the Company’s fleet comprises 71 containerships with average age as at December 31, 2024, weighted by TEU capacity, of 17.6 years.

The following table provides information about the 71 vessels owned as at December 31, 2024.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	Zim Norfolk	9,115	2015	2Q27
Penelope Marine LLC	Marshall Islands	Zim Xiamen	9,115	2015	3Q27
Telemachus Marine LLC	Marshall Islands	Anthea Y	9,115	2015	3Q25
Global Ship Lease 78 LLC	Liberia	Sydney Express	9,019	2016	1Q26 (4)
Global Ship Lease 79 LLC	Liberia	Istanbul Express	9,019	2016	3Q26 (4)
Global Ship Lease 77 LLC (3)	Liberia	Bremerhaven Express	9,019	2015	1Q26 (4)
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	3Q27
Global Ship Lease 52 LLC	Liberia	MSC Qingdao (5)	8,603	2004	3Q27
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q27
Global Ship Lease 72 LLC	Liberia	GSL Alexandra	8,544	2004	3Q25 (6)
Global Ship Lease 73 LLC	Liberia	GSL Sofia	8,544	2003	3Q25 (6)
Global Ship Lease 74 LLC	Liberia	GSL Effie	8,544	2003	3Q25 (6)
Global Ship Lease 75 LLC	Liberia	GSL Lydia	8,544	2003	2Q25 (6)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	4Q27 (7)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	1Q28 (7)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	1Q28 (7)
Alexander Marine LLC	Marshall Islands	Colombia Express (ex Mary)	7,072	2013	4Q28 (8)
Hector Marine LLC	Marshall Islands	Panama Express (ex Kristina)	7,072	2013	4Q29 (8)
Ikaros Marine LLC	Marshall Islands	Costa Rica Express (ex Katherine)	7,072	2013	2Q29 (8)
Philippos Marine LLC	Marshall Islands	Nicaragua Express (ex Alexandra)	7,072	2013	3Q29 (8)
Aristoteles Marine LLC	Marshall Islands	Mexico Express (ex Alexis)	6,910	2015	3Q29 (8)
Menelaos Marine LLC	Marshall Islands	Jamaica Express (ex Olivia I)	6,910	2015	3Q29 (8)

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

1. Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,858	2002	1Q28
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,858	2002	4Q27
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	7,023	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios (5)	6,572	2011	2Q27
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	1Q28 (9)
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	1Q28 (9)
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	1Q25 (10)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q25 (10)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q25 (10)
GSL Violetta LLC	Liberia	GSL Violetta	6,008	2000	2Q25 (10)
GSL Tegea LLC	Liberia	GSL Tegea	5,994	2001	3Q25 (10)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	2Q25 (10)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	2Q25 (10)
Tasman Marine LLC	Marshall Islands	Tasman (12)	5,936	2000	1Q25
Hudson Marine LLC	Marshall Islands	Dimitris Y (ex Zim Europe)	5,936	2000	2Q25
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	4Q27
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q27
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	3Q27
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q27
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	3Q27
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q25
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q25
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	2Q25
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	4Q26
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,421	2013	3Q25
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	1Q27 (11)
Global Ship Lease 62 LLC	Liberia	GSL Mamitsa (ex Matson Molokai)	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	2Q25
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	1Q25
Pericles Marine LLC	Marshall Islands	Athena	2,980	2003	2Q25
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	2Q26
Global Ship Lease 65 LLC	Liberia	GSL Chloe (ex Beethoven)	2,546	2012	1Q27 (11)
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	1Q26
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	4Q26
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	4Q26
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q25
Global Ship Lease 38 LLC	Liberia	Manet	2,288	2001	1Q25
Global Ship Lease 40 LLC	Liberia	Keta (12)	2,207	2003	1Q25
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	2Q25
Global Ship Lease 45 LLC	Liberia	Kumasi	2,220	2002	1Q25
Global Ship Lease 44 LLC	Liberia	Akiteta (12)	2,220	2002	1Q25

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars)

1. Description of Business (continued)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)	Currently, under a sale and leaseback transaction (see note 2q);
(4)	Sydney Express, Istanbul Express and Bremerhaven Express delivered in 4Q 2024. Firm charters are followed by three 12 month extension periods at charterer’s option. Czech, the fourth vessel was delivered on January 9, 2025;
(5)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”);
(6)	GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie. Firm charters are followed by one year extension period at charterer’s option;
(7)	GSL Eleni, GSL Kalliopi and GSL Grania were forward fixed for 35 – 38 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 16 months. GSL Eleni, GSL Kalliopi and GSL Grania are all scheduled to commence in 1Q 2025, upon completion of drydocking
(8)	Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I). Firm charters are followed by two twelve month extension periods at charterer’s option;
(9)	GSL Vinia and GSL Christel Elizabeth were both forward fixed for 36 – 40 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters are both scheduled to commence in 1Q 2025;
(10)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each vessel is for a firm period of at least three years from the date each vessel was delivered in 2021. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey. GSL Arcadia, GSL Dorothea, GSL Tegea, GSL Melita and GSL MYNY charterer’s first options were exercised in 1H 2024, GSL Maria and GSL Violetta charterer’s first options were exercised in 3Q 2024;
(11)	GSL Mercer and GSL Chloe were both forward fixed for 23.5 – 26 months. The new charters are both scheduled to commence in 1Q 2025;
(12)	During December 2024, we agreed to sell Tasman and in February 2025, we agreed to sell Akiteta and Keta. Akiteta was delivered to her new owners on February 19, 2025 and Tasman was delivered to her new owners on March 10, 2025. Keta is scheduled for delivery to her new owners in first half 2025.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

As of December 31, 2023, the Company has made reclassifications to its December 31, 2022, statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $24,457 for the year ended December 31, 2022. As of December 31, 2023, the Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim and annual financial statements.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Adoption of new accounting standards

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard improves reportable segment disclosures by adding and enhancing interim disclosure requirements, clarifying circumstances in which entities can disclose multiple segment measures of profit or loss, providing new segment disclosure requirements for entities with a single reportable segment, and adding other disclosure requirements. This standard is effective for all entities that are subject to Topic 280, Segment Reporting for annual periods beginning after December 15, 2023. The adoption of this ASU is reflected in Note 2(x).

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(g) Inventories

Inventories consist of bunkers, lubricants, stores and provisions. Inventories are stated at the lower of cost or net realizable value as determined using the first-in, first-out method. Inventories include also EU Allowances (“EUAs”), which are also stated at the lower of cost or net realizable value.

(h) Accounts receivable, net

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $nil as of December 31, 2024 (2023: $nil). As of December 31, 2024, accounts receivable, net, include $9,190 relating to EUA’s receivable from charterers.

(i) Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at note 2(l) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2024, 2023 and 2022.

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(j) Assets Held for Sale

The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of December 31, 2024, Tasman, which was agreed to be sold for a sale price of $31,500, does not meet the criteria as held for sale (see note 19).

(k) Deferred dry dock and special survey costs, net

Drydocking costs are reported in the Consolidated Balance Sheets within “Deferred dry dock and special survey costs, net”, and include planned major maintenance and overhaul activities for ongoing certification. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period of five years until approximately the next scheduled drydocking. Any remaining unamortized balance from the previous drydocking is written-off.

The amortization period reflects the estimated useful economic life of the deferred dry dock and special survey costs, which is the period between each drydocking. Costs incurred during the drydocking relating to routine repairs and maintenance are expensed. The unamortized portion of drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain or (loss) on sale of the vessel.

(l) Intangible assets and liabilities – charter agreements

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(m) Impairment of Long-lived assets

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

Through the latter part of 2024, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2024.

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

Through the latter part of 2022, the Company noted that charter rates in the spot market had come under pressure and accordingly determined that events occurred, and circumstances had changed, which indicated that potential impairment of the Company’s long-lived assets could exist. These indicators included continued volatility in the spot market and the related impact of the current container sector on management’s expectation for future revenues. As a result, step one of the impairment assessment of each of the vessel groups was performed as at December 31, 2022 and step two of the impairment analysis was required for one vessel group, as its undiscounted projected net operating cash flows did not exceed its carrying value. As a result, the Company recorded an impairment loss of $3,033 for one vessel asset group with a total aggregate carrying amount of $9,033 which was written down to its fair value of $6,000 (see note 4).

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(n) Deferred financing costs

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

(o) Preferred shares

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

The 250,000 Series C Perpetual Convertible Preferred Shares (the “Series C Preferred Shares”) have been included within Equity in the Consolidated Balance Sheets, from their issue on November 15, 2018. The Series C Preferred Shares were convertible in certain circumstances to Class A common shares and they were entitled to a dividend only should such a dividend be declared on Class A common shares. On January 20, 2021, upon the redemption in full of the 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”), Series C Preferred shares converted to Class A common shares see note 16.

On December 29, 2022, the Company entered into a new At Market Issuance Sales Agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, up to $150,000,000 of its Depositary Shares. This new ATM Agreement terminated and replaced, in its entirety, the former at-the-market program that the Company had in place with the Agent for the Depositary Shares. Up to December 31, 2024, no sales had occurred under the new ATM Agreement.

(p) Other comprehensive income

Other comprehensive income, which is reported in the Consolidated Statements of Changes in Shareholders’ Equity, consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Under ASU 2011-05, an entity reporting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. For the year ended December 31, 2024, the Company recorded an unrealized loss on the interest rate caps, amortization of interest rate cap premium and an amount reclassified to earnings of $16,179, $4,586 and $877, respectively. For the year ended December 31, 2023, the Company recorded an unrealized loss on the interest rate caps, amortization of interest rate cap premium and an amount reclassified to earnings of $16,625, $4,271 and $214, respectively. For the year ended December 31, 2022, unrealized gain on the interest rate caps, amortization of interest rate cap premium and an amount reclassified from earnings $31,221, $1,123 and ($1,091) respectively. In all years, unrealized gain/(loss) on the interest rate caps, amortization of interest rate cap premium and amount reclassified to/(from) earnings are reported as a component of other comprehensive income and presented in the Consolidated Statements of Comprehensive Income. (see note 9).

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(q) Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the years ended December 31, 2024, 2023 and 2022, amounts of ($8,823), ($4,025) and $10,899, respectively, were recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of December 31, 2024, current asset and non-current asset from implementing the straight-line basis, amounting to $9,657 ($9,027 and $6,487 as of December 31, 2023, and 2022, respectively) and $19,670 ($15,139 and $21,144 as of December 31, 2023, and 2022, respectively), respectively, are presented in the Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively. As of December 31, 2024, current liability and non-current liability from implementing the straight-line basis, amounting to $5,310 ($113 and $143 as of December 31, 2023, and 2022, respectively) and $9,438 ($651 and $59 as of December 31, 2023, and 2022, respectively), are presented in the Consolidated Balance Sheets in the line item “Current portion of deferred revenue” and “Deferred revenue, net of current portion”, respectively.

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

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During 2021, the Company entered into six agreements which qualified as failed sale and leaseback transactions as the Company was required to repurchase the vessels at the end of the lease term and the Company had accounted for the six agreements as financing transactions. During the fourth quarter of 2024, the Company entered into a new agreement which qualified as failed sale and leaseback transaction. Following the full prepayment of (i) the $54,000 sale and leaseback agreement with CMBFL on August 27, 2024, and (ii) the $14,735 sale and leaseback agreement with Neptune on September 12, 2024, the Company as of December 31, 2024, has accounted for five agreements as financing transactions.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(q) Revenue recognition and related expense (continued)

Leases (continued)

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

(s) Stock-based compensation

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

(t) Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. Otherwise, the Company’s vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses. Certain inactive Cyprus (all dissolved within 2022) and Hong Kong subsidiaries (two, two and three were dissolved in 2024, 2022 and 2021, respectively, and three remain inactive as of December 31, 2024) are also liable for income tax on interest income earned from non-shipping activities.

The Company had one subsidiary in the United Kingdom that was dissolved on September 24, 2024, and no tax is anticipated.

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(w) Risks Associated with Concentration

The Company is exposed to certain concentration risks that may adversely affect the Company’s financial position in the near term:

(i)	The Company derives its revenue from liner companies which are exposed to the cyclicality of the container shipping industry. For operating revenue from significant customers constituting more than 10% of total time charter revenue, refer to Note 13.
(ii)

There is a minimum concentration of credit risk with respect to cash and cash equivalents at December 31, 2024, to the extent that substantially all of the amounts are deposited with eight banks (2023: ten banks). The Company believes this risk is remote as the banks are high credit quality financial institutions.

(x) Segment Reporting

The Company derives its revenues from chartering vessels to liner companies. The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each vessel or type of charter. Management does not identify expenses, profitability or other financial information by vessel or charter type. The Company’s Executive Chairman, Chief Executive Officer and Chief Financial Officer, collectively, who are the Chief Operating Decision Maker ("CODM"), review operating results solely by revenue per day and consolidated net income of the fleet and thus the Company has determined that it operates under one operating and reportable segment. Consolidated vessel operating expense information presented within the Consolidated Statements of Income are considered to be significant expenses. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

(y) Fair Value Measurement and Financial Instruments

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(y) Fair Value Measurement and Financial Instruments (continued)

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and negative fair value adjustment of $5,170 as at December 31, 2024, was recorded through Consolidated Statements of Income ($5,372 negative fair value adjustment and $9,685 positive fair value adjustment for December 31, 2023 and 2022, respectively). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. During 2023, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%. The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

As of December 31, 2024, 2023 and 2022, following a quantitative assessment, part of the hedges were no longer considered effective and an amount of ($877), ($214) and $1,091, respectively, was reclassified (to)/from other comprehensive income to the Consolidated Statements of Income.

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

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price is EURUSD 1.10. The Company entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses totalling €3,000, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” are excluded from the assessment of effectiveness. The effectiveness of the hedging relationship will be periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continue to coincide. Should the critical terms no longer match exactly, hedge effectiveness (both prospective and retrospective) will be assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(y) Fair Value Measurement and Financial Instruments (continued)

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

(z) Derivative instruments

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(z) Derivative instruments (continued)

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507,891. The first interest rate cap of $253,946 which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and a negative fair value adjustment of $5,170 as at December 31, 2024, was recorded through Consolidated Statements of Income ($5,372 negative fair value adjustment and $9,685 positive fair value adjustment for December 31, 2023 and 2022, respectively). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see note 9).

As of December 31, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2024, 2023 and 2022, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of ($877), ($214) and $1,091, respectively, was reclassified (to)/from other comprehensive income to the Consolidated Statements of Income.

(zi) Recently issued accounting standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is currently evaluating the impacts of this guidance on the Company’s Consolidated Financial Statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the potential impact of adopting this standard on the Company’s consolidated financial statements and disclosures.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

3. Restricted Cash

 Restricted cash as of December 31, 2024, and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Retention accounts	$20,724	$21,443
Restricted bank deposits/Drydock reserves	2,009	2,420
Cash collateral(*)	32,850	32,940
Total Current Restricted Cash	$55,583	$56,803

Cash collateral(*)	$47,755	$80,980
Guarantee deposits	11	21
Restricted bank deposits/Drydock reserves	2,900	3,769
Cash in custody	–	500
Total Non - Current Restricted Cash	50,666	85,270
Total Current and Non - Current Restricted Cash	$106,249	$142,073

(*)	Cash received in advance from charterers.

4. Vessels in Operation

Vessels in Operation as of December 31, 2024, 2023 and 2022 consisted of the following:

	Vessel Gross Cost, as adjusted for impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2022	$1,878,132	$(195,316)	$1,682,816
Additions	11,756	—	11,756
Depreciation	—	(68,232)	(68,232)
Impairment loss	(3,730)	(697)	(3,033)
As of December 31, 2022	$1,886,158	$(262,851)	$1,623,307

Additions	138,802	—	138,802
Depreciation	—	(72,443)	(72,443)
Impairment loss	(25,544)	6,714	(18,830)
Disposals	(6,803)	68	(6,735)
As of December 31, 2023	$1,992,613	$(328,512)	$1,664,101

Additions	296,242	—	296,242
Depreciation	—	(75,703)	(75,703)
As of December 31, 2024	$2,288,855	$(404,215)	$1,884,640

As of December 31, 2024, 2023, and 2022, the Company made additions for vessel expenditures, reefers, emissions management, ERP modules, ballast water treatments and other capitalized vessel expenses. As of December 31, 2024, 2023 and 2022 unpaid capitalized expenses were $13,556, $2,679, and $9,022, respectively.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

4. Vessels in Operation (continued)

2024 Vessels acquisitions

In December 2024, the Company took delivery of the three high-reefer ECO 9,019 TEU Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Sydney Express (*)	9,019	2016	$68,500	December 6, 2024
Istanbul Express (*)	9,019	2016	$68,500	December 11, 2024
Bremerhaven Express (*)	9,019	2015	$68,500	December 30, 2024

(*)	The charters of the three high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $49,295 that was recognized and will be amortized over the remaining useful life of the charters.

The fourth high-reefer ECO 9,019 TEU was delivered on January 9, 2025, for the same purchase price. As of December 31, 2024, the Company had paid $6,850 advance for this vessel acquisition.

2024 Sale of Vessel

In December 2024, the Company agreed to sell Tasman, a 5,936 TEU vessel. In February 2025, the Company agreed to also sell Keta, and Akiteta, each a 2,200 TEU vessel. Akiteta was delivered on February 19, 2025, and Tasman was delivered on March 10, 2025. The remaining vessel is scheduled for delivery in first half of 2025.

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

Impairment

Through the latter part of 2024, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2024.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

4. Vessels in Operation (continued)

Impairment (continued)

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

As a result, as of December 31, 2023, the Company recorded an impairment loss of $18,830 for two vessel groups with a total aggregate carrying amount of $43,830 which was written down to their fair value of $25,000 (see note 4).

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

The total impairment loss recognized for the years ended December 31, 2024, 2023 and 2022 amounted to $nil, $18,830 and $3,033, respectively.

Collateral

As of December 31, 2024, 20 vessels were mortgaged as collateral under the 5.69% Senior Secured Notes due 2027 and 33 vessels under the Company’s loan facilities. Eighteen vessels were unencumbered as of December 31, 2024.

Advances for vessel acquisitions and other additions

As of December 31, 2024, the Company made a $6,850 advance for a vessel acquisition, which was delivered on January 9, 2025. As of December 31, 2023, there were no advances for vessel acquisitions, as all vessels had been delivered through December 31, 2023. As of December 31, 2024, and December 31, 2023, the Company had also made advances for other vessel additions totaling $11,784 and $12,210, respectively.

5. Deferred dry dock and special survey costs, net

Deferred dry dock and special survey costs, net, as of December 31, 2024, 2023 and 2022 consisted of the following:

Dry - docking Costs
As of January 1, 2022	$37,629
Additions	30,105
Amortization	(13,071)
As of December 31, 2022	$54,663
Additions	38,341
Amortization	(19,284)
As of December 31, 2023	$73,720
Additions	42,506
Amortization	(24,287)
As of December 31, 2024	$91,939

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

5. Deferred dry dock and special survey costs, net (continued)

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

6. Intangible Liabilities - Charter Agreements

Intangible Liabilities - Charter Agreements as of December 31, 2024, and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Opening balance	$5,662	$14,218
Additions/(disposals) (*)	49,295	(476)
Amortization	(5,526)	(8,080)
Total	$49,431	$5,662

(*)

Corresponds to the acceleration of the unamortized portion of GSL Amstel intangible liability-charter agreement when the vessel was sold on March 23, 2023. The charters of the three high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $49,295 that was recognized and will be amortized over the remaining useful life of the charters.

Intangible liabilities are related to acquisition of the Seven, the Twelve, the Four Vessels (which have all been amortized as of December 31, 2024), the three high-reefer ECO 9,019 TEU vessels delivered in December 2024 and management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger. These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for the years ended December 31, 2024, 2023 and 2022 was $5,526, $8,080 and $41,158, including related party amortization of intangible liabilities-charter agreements of $nil, $nil, and $5,385 for each of the years ended December 31, 2024, 2023 and 2022, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to December 31, 2030, is estimated to be as follows:

Amount
December 31, 2025	$10,435
December 31, 2026	9,887
December 31, 2027	9,887
December 31, 2028	9,914
December 31, 2029	8,385
December 31, 2030	923
$49,431

The weighted average useful lives are 4.91 years for the remaining intangible liabilities-charter agreements terms.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

 7. Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets as at December 31, 2024 and December 31, 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Insurance and other claims	$1,606	$11,073
Advances to suppliers and other assets	5,628	11,651
Prepaid insurances	1,732	3,628
Other (1)	22,983	14,112
Total	$31,949	$40,464

(1) Includes mainly current portion of the straight-line basis of revenue recognition.

8. Inventories

Inventories as at December 31, 2024 and December 31, 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Bunkers	$1,512	$685
Lubricants	12,354	12,423
EUAs	2,544	—
Stores	1,981	2,025
Victualling	514	631
Total	$18,905	$15,764

9. Derivative Assets

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

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $5,170 as at December 31, 2024 ($5,372 negative fair value adjustment and $9,685 positive fair value adjustment as at December 31, 2023 and 2022, respectively) was recorded through Consolidated Statements of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. Amount received from interest rate caps for each of the years ended December 31, 2024, 2023 and 2022 was $27,027, $32,549 and $9,245, respectively.

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to buy €3,000, with monthly settlements on the 11th calendar day of each month, starting April 11, 2024, and ending March 13, 2025. The initial value of the excluded component is equal to the option premium of €417 and is recognized in earnings using the amortization approach as per ASC 815-20-25-83A. As of December 31, 2024, and December 31, 2023, following a quantitative assessment, no amount has been reclassified to other comprehensive income to the Consolidated Statements of Income.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

9. Derivative Assets (continued)

	December 31, 2024	December 31, 2023
Opening balance	$41,506	$63,503
FX option premium	249	-
Unrealized loss on derivative assets (interest rate caps)	(15,933)	(16,625)
Unrealized loss on FX option	(246)	-
Fair value adjustment on derivative asset	(5,170)	(5,372)
Closing balance	$20,406	$41,506
Less: Current portion of derivative assets (interest rate caps)	(14,434)	(24,639)
Less: Current portion of FX option	(3)	-
Non-current portion of derivative assets (interest rate caps)	$5,969	$16,867

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2024, 2023 and 2022, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of ($877), ($214) and $1,091 was reclassified (to)/from other comprehensive income to the Consolidated Statements of Income. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

10. Accounts Payable

Accounts payable as of December 31, 2024, and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Suppliers, repairers	$8,884	$12,933
Insurers, agents and brokers	210	303
Payables to charterers	3,416	1,967
EUAs	11,708	-
Other creditors	2,116	2,398
Total	$26,334	$17,601

11. Accrued Liabilities

Accrued liabilities as of December 31, 2024, and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Accrued expenses (1)	$40,308	$20,378
Accrued interest	6,618	8,160
Total	$46,926	$28,538

(1)	Includes $8.2 million, as per commercial management agreements, commission of 1.00% payable to the commercial manager based on the purchase price of already acquired vessels, that has been deferred and will be paid upon request of the commercial manager (see note 14).

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt

Long-term debt as of December 31, 2024, and 2023 consisted of the following:

Facilities	December 31, 2024	December 31, 2023
2024 Senior Secured Term Loan Facility (a)	$288,000	$-
Macquarie loan (b)	23,500	66,000
2027 Secured Notes (c)	231,875	284,375
E.SUN, MICB, Cathay, Taishin Credit Facility (d)	8,300	28,500
Sinopac Credit Facility (e)	-	8,220
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (f)	52,111	73,283
Deutsche Credit Facility (g)	-	40,046
HCOB Credit Facility (h)	-	24,744
CACIB, Bank Sinopac, CTBC Credit Facility (i)	-	38,950
Chailease Credit Facility (j)	-	2,608
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (k)	-	149,200
Total credit facilities	$603,786	$715,926
Sale and Leaseback Agreements
Sale and Leaseback Agreement Minsheng - $44,500 (l)	44,500	-
Sale and Leaseback Agreement CMBFL - $120,000 (m)	42,813	64,438
Sale and Leaseback Agreement CMBFL - $54,000 (n)	-	36,018
Sale and Leaseback Agreement - Neptune $14,735 (o)	-	6,796
Total Sale and Leaseback Agreements	$87,313	$107,252
Total borrowings	$691,099	$823,178
Less: Current portion of long-term debt	(136,559)	(164,888)
Less: Current portion of Sale and Leaseback Agreements (l,m,n,o)	(8,717)	(28,365)
Less: Deferred financing costs (u)	(7,042)	(10,750)
Non-current portion of Long-Term Debt	$538,781	$619,175

Facilities

a) $300.0 Million Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, the Company entered into a $300,000 senior secured term loan facility (the “2024 Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A. (“BofA”), First Citizens Bank & Trust Company (“First Citizens”) and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of its outstanding debt facilities.

All three tranches were drawdown in the third quarter of 2024 and the term loan facility has a maturity in the third quarter of 2030.

The term loan facility is repayable in 12 equal consecutive quarterly instalments of $12,000, four equal consecutive quarterly instalments of $10,000, four equal consecutive quarterly instalments of $8,000 and four equal consecutive quarterly instalments of $6,000 together with a final balloon payment of $60,000 on the term loan facility termination date.

This facility’s interest rate is SOFR plus a margin of 1.85% per annum payable quarterly in arrears.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

a) $300.0 Million Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank,CTBC (continued)

The Company used the net proceeds from the 2024 Senior Secured Term Loan Facility to refinance or prepay, in full or in part, the following (a) existing debt facilities (i) Sinopac Credit Facility, (ii) Deutsche Credit Facility, (iii) HCOB Credit Facility, (iv) CACIB, Bank Sinopac, CTBC Credit Facility, (v) Chailease Credit Facility, (vi) Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine), (vii) Macquarie loan and (viii) E.SUN, MICB, Cathay, Taishin Credit Facility and (b) existing sale and lease back agreements (i) $54,000 Sale and Leaseback agreement – CMBFL and (ii) $14,735 Sale and Leaseback agreement - Neptune Maritime Leasing. The refinancing transaction was accounted as a debt extinguishment.

As of December 31, 2024, the aggregate principal amount outstanding under the 2024 Senior Secured Term Loan Facility was $288,000.

b) Macquarie Credit Facility

On May 18, 2023, the Company entered into a new credit facility agreement with Macquarie Bank Limited (“Macquarie”) for an amount of $76,000 to finance part of the acquisition cost of four containership, each with carrying capacity of, 8,544 TEU vessels for an aggregate purchase price of $123,300. The vessels were delivered during the second quarter of 2023.

All four tranches were drawdown in the second quarter of 2023 and the credit facility has a maturity in May 2026.

The facility is repayable in two equal consecutive quarterly instalments of $5,000, six equal consecutive quarterly instalments of $6,000 and one quarterly instalments of $3,000 and two equal consecutive quarterly instalments of $1,000 with a final balloon payment of $25,000 payable three years after the first utilisation date.

This facility’s interest rate is SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 10, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to partially prepay the amount of $18,500 under this facility (prepayment was deducted from the final ballon payment).

As of December 31, 2024, the outstanding balance of this facility was $23,500.

c) 5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private placement of $350,000, led by Goldman Sachs & Co. LLC., of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

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

As of December 31, 2024, the aggregate principal amount outstanding under the 2027 Secured Notes was $231,875.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

d) $60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). The Company used a portion of the net proceeds from this credit facility to fully prepay the outstanding balance of the Blue Ocean Junior Credit Facility at that time, amounting to $26,205 plus a prepayment fee of $3,968. All three tranches were drawn down in January 2022.

The facility was repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility’s interest is SOFR plus a margin of 2.75% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

On September 11, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to partially prepay the amount of $8,500 under this facility. Following the prepayment, the outstanding balance of the facility is repayable in four equal consecutive quarterly instalments of $2,400 and one quarterly instalment of $1,100 and new maturity will be in October 2025 from July 2026.

As of December 31, 2024, the outstanding balance of this facility was $8,300.

e) $12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, the Company entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), which was partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The facility was repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.
This facility bore interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

On September 11, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $6,960 under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

f) $140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company entered into a facility with CACIB, Hamburg Commercial Bank AG (“HCOB”), ESUN, CTBC and Taishin for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The facility is repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon payment of $35,600 payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, the Company repaid $2,838 on this facility of which $1,000 was deducted from the final balloon payment, and the vessel was released as collateral.

This facility’s interest rate is SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of December 31, 2024, the outstanding balance of this facility was $52,111.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued) Long-Term Debt (Narrative II)

g) $51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.
The facility was repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

On August 12, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $36,558 under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil. 0

h) $64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with HCOB “the HCOB Credit Facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the facility was repayable in 16 equal consecutive quarterly instalments of $668.75.

This facility bore interest at SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 5, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $12,706 under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

i) $51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, the Company entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an outstanding amount of $48,648. The secured credit facility has a maturity in April 2026.

The lenders were CACIB, Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC. The facility was repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

On August 9, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $35,125 under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

j) $9.0 Million Chailease Credit Facility

On February 26, 2020, the Company entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Credit Facility was used to refinance the DVB Credit Facility.

The facility was repayable in 36 consecutive monthly instalments of $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 4.20% per annum.

On September 12, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $1,831 under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

k) $268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an outstanding amount of $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders were CACIB, ABN, First-Citizens & Trust Company, Siemens Financial Services Inc (“Siemens”), CTBC, Bank Sinopac and Banque Palatine (“Palatine”).

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and was scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

Tranche B amounting to $38,000 was drawn down in full on February 10, 2020 and was scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate was SOFR plus a margin of 3.00% plus CAS and was payable at each quarter end date.

On August 9, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $133,200 under this facility.

As of December 31, 2024, the outstanding balance of this facility was $nil.

Sale and leaseback agreements (finance leases)

l) Four Sale and Leaseback agreements ($44.5 Million each) – Minsheng Financial Leasing

In December 2024, the Company entered into two sale and leaseback agreements with Minsheng Financial Leasing (“Minsheng”) for $44,500, each, to finance the acquisition of two of the newly acquired high-reefer ECO 9,019 TEU vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025. The Company has a purchase obligation to acquire the Bremerhaven Express at the end of its lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as financial liability. In January 2025, the Company entered into two additional sale and leaseback agreements, for $44,500 each, with Minsheng to finance the purchase of the remaining two newly acquired high-reefer ECO 9,019 TEU vessels.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

l) Four Sale and Leaseback agreements ($44.5 Million each) – Minsheng Financial Leasing (continued)

Each sale and leaseback agreement is repayable in 40 equal consecutive quarterly instalments of $862.5 with a repurchase obligation of $10,000 on the final repayment date. The sale and leaseback agreements each have a term of ten years, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of December 31, 2024 only the sale and leaseback agreement for the Bremerhaven Express has closed, and the outstanding amount thereunder was $44,500.

m) $120.0 Million Sale and Leaseback agreements - CMBFL Four Vessels

On August 26, 2021, the Company entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021 together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

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

As of December 31, 2024, the outstanding balance of these sale and lease back agreements was $42,813.

n) $54.0 Million Sale and Leaseback agreement - CMBFL

On May 20, 2021, the Company entered into a $54,000 sale and leaseback agreement with CMBFL to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction had been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement was repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

The sale and leaseback agreement matured in May 2028 and bore interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

On August 27, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $33,345 under this facility.

As of December 31, 2024, the outstanding balance of this sale and leaseback agreement was $nil.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

o) $14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing

On May 12, 2021, the Company entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction had been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, the Company drew $14,735 under this agreement.

The sale and leaseback agreement was repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.

The sale and leaseback agreement matured in February 2026 and bore interest at SOFR plus a margin of 4.64% per annum payable quarterly in arrears.

On September 12, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $4,414 under this facility.

As of December 31, 2024, the outstanding balance of this sale and leaseback agreement was $nil.

p) $236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

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

As of December 31, 2024, the outstanding balance of this facility was $nil.

q) Redemption of 8.00% Senior Unsecured Notes due 2024

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

In July 2021, the Company agreed to purchase the Twelve Vessels for an aggregate purchase price of $233,890, part of which was financed by the issuance of $35,000 2024 Notes to the sellers. The remaining purchase price was financed by cash on hand and a new syndicated credit facility for a total of $140,000 (see note 12f).

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

q) Redemption of 8.00% Senior Unsecured Notes due 2024 (continued)

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

As of December 31, 2024, the outstanding aggregate principal amount of the 2024 notes was $nil.

r) $38.5 Million Blue Ocean Junior Credit Facility

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

As of December 31, 2024, the outstanding balance of this facility was $nil.

s) $59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, the Company entered into a facility agreement with Hellenic Bank for an amount up to $37,000. Borrowings under the Hellenic Bank Facility were available in tranches and were used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.

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

On December 10, 2019, the Company entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that was to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019, and were each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12.       Long-Term Debt (continued)

s) $59.0 Million Hellenic Bank Credit Facility (continued)

This facility bore interest at LIBOR plus a margin of 3.90% per annum.

On June 24, 2022, the Hellenic Bank credit Facility was fully prepaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 Secured Notes, pursuant to a note purchase agreement, dated June 14, 2022.

As of December 31, 2024, the outstanding balance of this facility was $nil.

t) Repayment Schedule

Maturities of long-term debt for the years subsequent to December 31, 2024, are as follows:

Payment due by year ended	Amount
December 31, 2025	145,278
December 31, 2026	157,069
December 31, 2027	208,604
December 31, 2028	41,450
December 31, 2029	33,450
December 31, 2030 and thereafter	105,248
$691,099

u) Deferred Financing Costs

	December 31, 2024	December 31, 2023
Opening balance	$10,750	$15,136
Expenditure in the period	3,120	1,140
Amortization included within interest expense	(6,828)	(5,526)
Closing balance	$7,042	$10,750

During 2024, total costs amounting to $2,625 were incurred in connection with 2024 Senior Secured Term Loan Facility (CACIB, ABN, BofA, First Citizens, CTBC) (see note 12a) and $495 in connection with the Minsheng Sale and Leaseback agreement (see Note 12l).

During 2023, total costs amounting to $1,140 were incurred in connection with the Macquarie Credit Facility (see note 12b).

During 2022, total costs amounting to $1,066 were incurred in connection with the Syndicated Senior Secured Credit facility (see note 12k), $1,180 in connection with E.SUN, MICB, Cathay, Taishin credit facility (see note 12d) and $7,409 in connection with the 2027 Secured Notes (see note 12c).
For the years ended December 31, 2024, 2023 and 2022, the Company recognized a total of $6,828, $5,526, and $11,233, respectively, in respect of amortization of deferred financing costs.

v) Debt covenants-securities

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12.       Long-Term Debt (continued)

v) Debt covenants-securities (continued)

As of December 31, 2024, and December 31, 2023, the Company was in compliance with its debt covenants.

13. Time charter revenue

Operating revenue from significant customers (constituting more than 10% of total time charter revenue) was as follows:

	Year Ended December 31,
Charterer	2024	2023	2022
CMA CGM	22.23%	28.59%	29.62%
MAERSK	33.63%	30.82%	29.79%
ZIM	11.77%	13.49%	10.73%

14. Related Party Transactions

As of May 27, 2022, CMA CGM, who was presented up to that moment as a related party as it was a shareholder, following the sale of its shares, is not anymore Company’s shareholder. Related party revenue and expenses recorded in the Consolidated Statements of Income for CMA CGM are up to May 27, 2022.

Time Charter Agreements

A number of the Company’s time charter arrangements were with CMA CGM, representing 14.9% of gross revenues for the period it was considered to be a related party in the year ended December 31, 2022. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the Consolidated Statements of Income.

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including monitoring and reporting EU Allowances (“EUAs”) and the arrangement and management of dry-docking. During 2022, Technomar provided all day-to-day technical ship management services for all but five (excluding GSL Amstel which was sold in March 23, 2023) of the Twelve Vessels. Management agreements of another third-party ship manager of these five vessels were terminated between May and July 2023. From those dates and onwards Technomar manages the five vessels. The management fees charged to the Company by third party managers for the years ended December 31, 2024, 2023 and 2022 amounted to $nil, $981 and $1,488, respectively, and are shown in “Vessel operating expenses” in the Consolidated Statements of Income. Technomar continued to supervise management for the five outsourced vessels up to the termination of the underlying management agreements between May and July 2023.

The management fees charged to the Company by Technomar for the years ended December 31, 2024, 2023 and 2022, amounted to $21,804, $19,086 and $16,642, respectively and are shown under “Vessels operating expenses-related parties” in the Consolidated Statements of Income. Additionally, as of December 31, 2024, and 2023, outstanding receivables due from Technomar totaling $342 and $626, respectively, are presented under “Due from related parties”.

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the management agreements, Conchart is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments and developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

 14. Related Party Transactions (continued)

Ship Management Agreements (continued)

The fees charged to the Company by Conchart for the years ended December 31, 2024, 2023 and 2022, amounted to $8,610, $7,995 and $6,289, respectively, and are disclosed within “Time charter and voyage expenses-related parties” in the Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under "Due to related parties" totaling to $723 and $717 as of December 31, 2024, and 2023, respectively.

The Company as per commercial management agreements has agreed to pay to the commercial manager providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager. The balance is reflected within “Accrued liabilities”, see note 11.

 15. Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 71 vessels as at December 31, 2024 is as follows:

Amount
December 31, 2025	$634,080
December 31, 2026	462,024
December 31, 2027	327,105
December 31, 2028	108,599
December 31, 2029	47,748
Total minimum lease revenue, net of address commissions	$1,579,556

16. Share Capital

Common shares

As of December 31, 2024, the Company has one class of Class A common shares.

Restricted stock units or incentive stock units have been granted to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 17). In April 2020, the Company issued 184,270 shares under grants made under the 2019 Omnibus Incentive Plan (the “2019 Plan”). In 2024, 2023, 2022 and 2021, 483,713, 440,698, 586,819 and 747,604 Class A common shares were issued under the 2019 Plan, respectively.

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,549.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

16. Share Capital (continued)

Common shares (continued)

On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing the issued and outstanding shares. In April 2022, September 2022 and October 2022, the Company repurchased 184,684, 568,835 and 307,121 Class A common shares, respectively, reducing the issued and outstanding shares. During 2024 and 2023, the Company repurchased 251,772 and 1,242,663 Class A common shares, reducing the issued and outstanding shares. As at December 31, 2024, the Company had 35,447,370 Class A common shares outstanding.

On August 16, 2024, the Company entered into a new equity distribution agreement (the “Sales Agreement”) with Evercore Group L.L.C. (the “Agent”) under which the Company may offer and sell its Class A common shares having an aggregate offering price of up to $100,000. As of December 31, 2024, the Company has issued 27,106 Class A common shares at an average price of $27.02.

On May 10, August 3, and November 9, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first, second and third quarter of 2023, respectively, each paid on June 2, September 4, 2023, and December 4, 2023, to common shareholders of record as of May 24, August 23, and November 24, 2023, respectively, each amounting to $13,340, $13,300 and $13,258.

On February 12, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the fourth quarter of 2023 paid on March 6, 2024, to common shareholders of record as of February 22, 2024, amounting to $13,214.

On May 10, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2024 paid on June 3, 2024, to common shareholders of record as of May 24, 2024, amounting to $13,255.

On August 5, 2024, the Company announced a dividend of $0.45 per Class A common share from the earnings of the second quarter of 2024 paid on September 4, 2024, to common shareholders of record as of August 23, 2024, amounting to $15,965.

On November 11, 2024, the Company announced a dividend of $0.45 per Class A common share from the earnings of the third quarter of 2024, paid on December 4, 2024, to common shareholders of record as of November 22, 2024 amounting to $16,004.

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

On December 29, 2022, the Company entered into a new ATM agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, up to $150,000,000 of its Depositary Shares. This new ATM Agreement terminated and replaced, in its entirety, the former at-the-market program that the Company had in place with the Agent for the Depositary Shares. No shares were issued under the new ATM Agreement up to December 31, 2024.

As of December 31, 2024, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

17. Stock-Based Compensation

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

The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020, the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020, and 1,008,253 incentive shares vested in the year ended December 31, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020. A further 747,604 Class A common shares were settled and issued during the year ended December 31, 2021. A total of 1,438,720 incentive shares had vested as at December 31, 2021, of which 931,874 and 408,096 had been issued in 2021 and 2022, respectively.

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

In March 2023, the Compensation Committee and the Board of Directors approved an amendment to the awards agreed in September 2021 for senior management and non-employee directors such that 10% of the second tranche would be forfeit with the remaining 90% vesting from April 2023 and quarterly thereafter with the last such vesting to be October 2025. The price at which the third tranche was to vest was amended to $21.00. All other terms of the awards remain unchanged. The threshold for the third tranche was met in second quarter 2024.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

17. Stock-Based Compensation (continued)

During the years ended December 31, 2024, 2023, 2022 and 2021, 535,912, 399,727, 218,366 and 55,175 incentive shares vested, respectively, under the amended September 2021 awards. A total of 2,647,900 incentive shares under both plans had vested as at December 31, 2024. Of the total incentive shares which vested under both plans up to December 31, 2024, and 2023, 204,797 and 152,598, respectively, had not been issued.

On January 2, 2024, the Company approved awards to a non-employee director amounting to 4,884 shares of incentive stock which vested and were issued immediately, and 8,311 shares, to vest in a similar manner to the awards to other non-employee directors, adjusted for the date of appointment of the director, up to September 30, 2025.

As a result of the Chief Executive Officer (“CEO”) transition in March 2024, the Board of Directors approved a new award of 6,465 shares of incentive stock to the new non-employee director and 51,750 a new award to the new CEO, both structured in the same way as existing equivalent awards, adjusted for the dates of appointment. 155,250 unvested shares under previous awards were forfeited due to retirement of the then CEO.

On October 9, 2024, the Company filed an amendment to original registration statement of the Company’s 2019 Plan to supplement the list of selling securityholders and to update the amounts of Class A common shares available to be resold by them. The file amended prospectus may be used for reoffers and resales of up to an aggregate of 1,669,533 Class A common shares on a continuous or delayed basis that were issued, or are issuable, to certain employees, directors and/or officers of the Company.

Stock-based awards since January 1, 2023, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2023	1,316,711	$22.35	n/a
Vested in year ended December 31, 2023	(399,727)	n/a	18.87
Forfeit in March 2023	(35,771)	n/a	n/a
Unvested as at December 31, 2023	881,213	$22.35	n/a
Vested in year ended December 31, 2024	(535,912)	n/a	26.11
Granted in January 2024	13,195	18.82	n/a
Granted in March 2024	58,215	17.80	n/a
Forfeit in March 2024	(155,250)	n/a	n/a
Unvested as at December 31, 2024	261,461	$21.92	n/a

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

For the years ended December 31, 2024, 2023 and 2022, the Company recognized a total of $8,704 (includes $345 positive net effect from the amendment to the stock-based awards consequent on the CEO transition), $10,189 (includes $451 effect from the amendment to the stock-based awards), and $10,104, respectively, in respect of stock-based compensation.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

18. Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only being allocated to the Class A common shareholders.

At December 31, 2024 and 2023, there were 261,461 and 881,213, respectively, shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards approved on September 29, 2021.

Numerator:	December 31, 2024	December 31, 2023	December 31, 2022
Net income available to common shareholders:
Class A, basic and diluted	$344,092	$294,964	$283,389

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	35,316,495	35,405,458	36,603,134
Plus weighted average number of RSUs with service conditions	261,461	523,464	601,211
Common share and common share equivalents, dilutive	35,577,956	35,928,922	37,204,345

Basic earnings per share:
Class A	9.74	8.33	7.74

Diluted earnings per share:
Class A	9.67	8.21	7.62

19. Subsequent events

On March 5, 2025, the Company announced an increase of $0.075 per Class A common share in the quarterly supplemental dividend for a total quarterly dividend of $0.525 per Class A common share, commencing with the dividend payable in June 2025.

On February 12, 2025, the Company announced a dividend of $0.45 per Class A common share from the earnings of the fourth quarter of 2024 paid on March 6, 2025, to common shareholders of record as of February 24, 2025.

On January 9, 2025, the fourth high-reefer ECO 9,019 TEU was delivered for a purchase price $68,500. As of December 31, 2024, the Company had paid $6,850 advance for this vessel acquisition.

In December 2024, the Company agreed to sell Tasman, a 5,936 TEU vessel. In February 2025, the Company agreed to also sell Keta, and Akiteta, each a 2,200 TEU vessel. Akiteta was delivered on February 19, 2025, and Tasman was delivered on March 10, 2025. The remaining vessel is scheduled for delivery in first half of 2025.

In January 2025, the Company entered into two additional sale and leaseback agreements, for $44,500 each, with Minsheng to finance the purchase of the remaining two high-reefer ECO 9,019 TEU Vessels which were delivered in December 2024 and both at that moment were fully paid in cash.

