Form 20-F
period 2025-12-31
Global Ship Lease, Inc.
filed 2026-03-16
CIK 1430725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

35,913,628 Class A common shares, par value of $0.01 per share

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange

Act).     Yes   ☐     No  ☒

GLOBAL SHIP LEASE, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, or this Annual Report, contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Annual Report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of strategic acquisitions, and the likelihood of success in acquiring additional vessels to expand our business.

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

PART I

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our,” or “Global Ship Lease” refer to Global Ship Lease, Inc., “Technomar” refers to Technomar Shipping Inc., our technical ship manager, “Conchart” refers to Conchart Commercial Inc., our commercial ship manager, and “Managers” refers to Technomar and Conchart, together. For the definition of certain terms used in this Annual Report, please see “Glossary of Shipping Terms” at the end of this Annual Report. Unless otherwise indicated, all references in this Annual Report to “$” and “dollars” are in U.S. dollars and all references to “€” and “EUR” are in Euro. We use the term “TEU,” meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as vessels or ships. Unless otherwise indicated, we calculate the average age of our vessels on a weighted average basis, based on TEU capacity.

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

Risk Factor Summary

Below is a summary of the principal risk factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below and should be carefully considered, together with other information in this Annual Report before making an investment decision regarding our common stock.

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

•	Significant demands may be placed on us as a result of possible future acquisitions of additional vessels. Our growth depends on continued growth in the demand for containerships, and our ability to purchase additional vessels and obtain new charters. We may require additional financing to be able to grow and will face substantial competition to purchase vessels. We may be unable to acquire or realize expected benefits from acquisitions of vessels or container shipping-related assets and implementing our growth strategy through acquisitions may harm our business, financial condition, and operating results.

•	If we expand our business, provide additional services to third parties, or bring certain functions in-house, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

•	We are exposed to risks associated with the purchase and operation of secondhand vessels. We may not perform underwater inspections of vessels prior to purchase.

•	We are dependent on third parties, some of which are related parties, to manage our vessels and substantial fees will be payable to our ship managers regardless of our profitability. Our third-party technical and commercial ship managers, Technomar and Conchart, are privately held companies and there is little or no publicly available information about them. Our financial reporting is partly dependent on accounting and financial information provided to us by Technomar with respect to our vessels.

•	Our Executive Chairman and our Managers may have conflicts of interest with us which may make them favor their own interests to our detriment.

•	Due to our lack of diversification, adverse developments in the containership transportation business could harm our business, results of operations, and financial condition. We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

•	Technological developments that impact global trade flows and supply chains may affect the demand for our vessels.

•	We have substantial existing indebtedness and may incur more in the future. Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations or pursue other business opportunities and may limit our ability to react to changes in the economy or our industry. Our debt agreements contain restrictions that limit our flexibility in operating our business. Volatility of the Secured Overnight Financing Rate (“SOFR”) could affect our profitability, earnings, and cash flows.

•	Vessel values may fluctuate, which may adversely affect our financial condition, affect our ability to comply with certain financial covenants under our debt agreements, result in the incurrence of a loss upon disposal of a vessel, or increase the cost of acquiring additional vessels.

•	Our vessels may be subject to extended periods of off-hire, which could materially adversely affect our business, financial condition, and results of operations. The vessels’ mortgagee or other maritime claimants could arrest our vessels, which could interrupt the charterers’ or our cash flow. Governments could requisition our vessels during a period of war or emergency without adequate compensation, which under most of our time charter agreements would permit the customer to terminate the charter agreement for that vessel.

•	We may need to make substantial expenditures to maintain our fleet, meet new regulatory and commercial requirements, or acquire vessels.

•	As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations. Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations, and financial condition.

•	Our business depends upon certain individuals who may not necessarily continue to be affiliated with us in the future. Rising crew and other vessel operating costs may adversely affect our profits. Increased fuel prices may have a material adverse effect on our profits.

•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations. Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

•	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations. We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

•	Our Fourth Amended and Restated Bylaws include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees. We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.

•	A cyber-attack could materially disrupt our business.

•	The current state of the world financial markets and economic conditions and geopolitical conflicts could have a material adverse impact on our results of operations, financial condition, and cash flows. The container shipping industry is cyclical and volatile and our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market, and the availability of capital. A decrease in the export and/or import of containerized cargo or an increase in trade protectionism may harm our customers’ business and, in turn, harm our business, results of operations, and financial condition. Recent actions by the U.S. and China imposing new port fees and related uncertainty in their implementation could have a material adverse effect on our operations and financial results. Adverse economic conditions, especially in the Asia Pacific region, the European Union, or the United States, could harm our business, results of operations, and financial condition.

•	We may have more difficulty entering into long-term charters if a more active and cheaper short-term or spot container shipping market develops. An over-supply of containership capacity may lead to reductions in charter hire rates and profitability. Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

•	Acts of piracy on ocean-going vessels, terrorist attacks, and international hostilities could affect our results of operations and financial condition.

•	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes, it could lead to monetary fines or other penalties and have a material adverse effect on the market for our securities.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly and may adversely affect our business and operating results. We are subject to evolving regulation and liability under environmental laws, including those related to emissions and decarbonization, which may adversely affect our revenues and profitability.

•	Increased inspection procedures, tighter import and export controls, and new security regulations could increase costs and cause disruption of our containership business. Changing industry regulations may affect our cash flows and net income.

•	The price of our securities may be volatile. Future sales and the imbalance of willing sellers and willing buyers of our common stock could cause the market price of our common stock to decline.

•	We have change of control provisions in our organizational documents. We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law. It may not be possible for investors to serve process on or enforce U.S. judgments against us. We are subject to certain risks relating to the inability to obtain the minimum quorum established in our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws for the conduct of business at shareholder meetings.

•	We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. Our management is required to devote substantial time to complying with public company regulations.

•	We cannot guarantee that our Board of Directors (our “Board of Directors”) will declare dividends or otherwise return cash to shareholders. We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B Preferred Shares, and accordingly the Depositary Shares, as the case may be. Our ability to pay dividends on and to redeem our Series B Preferred Shares is limited by the requirements of Marshall Islands law and by our contractual obligations.

•	We may be subject to taxes which will reduce our cash flow. Certain adverse U.S. federal income tax consequences could arise for U.S. holders.

Risks Relating to Our Business

Operating Revenue Risk

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are, and will continue to be, our sole source of operating cash flow. We are consequently dependent on the performance by our charterers of their obligations under the charters. The container shipping industry is cyclical and, notwithstanding periods of improved financial performance, suffered an extended cyclical downturn as a consequence of the global financial crisis lasting from around 2008 through 2016 (the “Global Financial Crisis”), with freight rates, charter rates, asset values, and liner operator earnings under pressure due to an oversupply of container ship capacity. Industry conditions generally improved from 2017 through 2019. The compound annual growth rate (“CAGR”) of containerized trade volumes from 2010 through 2024 was 3.0%, which rate is the outcome of, among other things, a period of negative growth in 2020 in response to the COVID-19 pandemic, a subsequent rebound in 2021, a period of further negative growth in 2022 and 2023 resulting from geopolitical tensions driving inflationary macro-economic headwinds, followed by a rebound in 2024. Volumes are estimated to have increased in 2025 by approximately 5.0%. The uncertainty concerning the COVID-19 pandemic and its impact on container shipping and the macro-economic environment has waned significantly over the past few years. However, global public health threats, pandemics, epidemics, and other disease outbreaks, such as COVID-19, influenza, and other highly communicable diseases or viruses, could adversely impact our operations and our charterers and other counterparties’ ability or willingness to fulfill their obligations to us. Additionally, uncertainty exists regarding the broader global economic impact of changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, geopolitical events, such as the continuing war between Russia and Ukraine, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East, including the recent military conflict in Iran, and other regions throughout the world. Such uncertainty may adversely impact our business, and any escalation or spillover effects from these and similar conflicts may lead to further regional and international conflicts or armed action. It is possible that such conflicts could disrupt supply chains and cause instability in the global economy. Equally unpredictable is the impact these uncertainties may have upon our charterers’ operations and cash flows, and their payment of charter hire to us. If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similar terms or at all. Also, we will not receive any revenues from such a vessel while it is not subject to a charter, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

While there were no delays in receiving charter hire payments in 2023, 2024, or 2025, we may experience delays in the future in receiving charter hire payments from some of our charterers, which under the terms of our charter contracts are due to be paid two weeks or one month in advance, as the case may be. As of December 31, 2025, no charter hire payments were outstanding.

If any of our charterers ceases doing business or fails to perform their respective obligations under their charters with us, our business, financial position, and results of operations could be materially adversely affected if we face difficulties finding immediate replacement charters, or if such replacement charters are at lower daily rates and for shorter durations. If such events occur, these events may give rise to uncertainty about our ability to continue as a going concern. Please also see below “—We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.”

Operational Growth Risk

Significant demands may be placed on us as a result of possible future acquisitions of additional vessels.

As a result of possible future acquisitions of vessels, significant demands may be placed on our managerial, operational, and financial personnel and systems. We cannot assure you that our systems, procedures, and controls will be adequate to support the expansion of our operations. Our future operating results will be affected by the ability of our officers and key employees to manage changing business conditions and to implement and expand our operational and financial controls and reporting systems as a result of future acquisitions.

Our growth depends on continued growth in the demand for containerships, and our ability to purchase additional vessels and obtain new charters. We may require additional financing to be able to grow and will face substantial competition to purchase vessels.

One of our objectives is to grow by acquiring additional vessels and chartering them out to container shipping companies. The opportunity to acquire additional containerships will, in part, depend on the state of and prospects for container shipping. The container shipping industry is both cyclical and volatile in terms of supply and demand, freight rates, charter rates, vessel values, and overall profitability. Although supply-side fundamentals have generally been improving since 2017, the industry remains vulnerable to an excess supply of containership capacity and mediocre demand growth. As at December 31, 2025, idle capacity of the global containership fleet was 0.8%, and the global containership orderbook to fleet ratio was 34.5%, which was weighted heavily towards containerships larger than 10,000 TEU. The factors affecting the supply of and demand for containerships, and the nature, timing, and degree of changes in industry conditions are unpredictable.

Acquisition of vessels will be challenging as, among other things, we may need to obtain additional financing in order to complete vessel purchases. In recent years, financing for investment in containerships, whether newbuildings or existing vessels, has been severely limited. Further, the cost of available financing is currently high and may increase significantly in the future. In addition, the number of lenders for shipping companies has fluctuated and lenders have generally lowered their loan-to-value advance ratios, shortened loan terms, and accelerated repayment schedules. The actual or perceived credit quality of our charterers and proposed charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. These factors may hinder our ability to access financing and we may be unable to obtain adequate funding for growth.

The process of obtaining further vessels and new charters is highly competitive and depends on a variety of factors, including, among other things:

•	competitiveness of overall price;

•	availability of committed financing;

•	containership leasing experience and quality of ship operations (including cost effectiveness);

•	shipping industry relationships and reputation for reliability, customer service, and safety;

•	quality and experience of seafaring crew;

•	ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths for newbuildings;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications; and

•	the energy efficiency and carbon profile of our and our competitors’ vessels, including technical advances in vessel design, capacity, propulsion technology, and fuel consumption efficiency.

We will face substantial competition in expanding our business from a number of companies. Many of these competitors may have greater financial resources and a lower cost of capital than us, may operate larger fleets, may have been established for longer, and may be able to offer better charter rates. During an industry downturn there is an increased number of vessels available for charter, including many from owners with strong reputations and experience. An excess supply of vessels in the container shipping market results in greater price competition for charters. During strong industry conditions, the value of vessels rises and there is substantially greater competition for purchase opportunities. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with our existing charterers, or obtain new charters on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to acquire or realize expected benefits from acquisitions of vessels or container shipping-related assets and implementing our growth strategy through acquisitions may harm our business, financial condition, and operating results.

Our growth strategy includes, among other things, selectively acquiring secondhand and, potentially, newbuilding vessels and diversifying our asset base if an attractive investment opportunity presents itself. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses, and failure to obtain the necessary resources to effectively scale our business. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ any acquired vessels under charters, that we will be able to purchase secondhand vessels or newbuildings at satisfactory prices or obtain ship management agreements with similar or better terms than those we obtained from our current ship managers, that we will be able to purchase container shipping-related assets and subsequently lease them out at satisfactory prices, or that we will not incur significant expenses and losses in connection with our future growth.

Factors that may limit our ability to acquire additional vessels and container shipping-related assets include competition from other owners and lessors, availability of financing, shipyard capacity for newbuildings, and the limited number of modern vessels with appropriate characteristics not already subject to existing long-term or other charters. Competition from other purchasers could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or container shipping-related assets may not be profitable to us and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, and operating results, including risks that we may:

•	fail to obtain financing, ship management agreements, and charters on acceptable terms;

•	be unable, including through our ship managers, to hire, train, or retain qualified shore and seafaring personnel to manage and operate our enlarged business and fleet;

•	fail to realize anticipated benefits of cost savings or cash flow enhancements;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or by additional repayments of debt;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

•	incur or assume unanticipated liabilities, losses, or costs associated with the vessels acquired.

If we expand our business, provide additional services to third parties, or bring certain functions in-house, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate if we further expand the size of our fleet or begin to provide additional services and our attempts to improve those systems may be ineffective. In addition, we may need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we further expand our fleet, or begin to provide additional services, and we are unable to grow our financial and operating systems or recruit suitable employees, our business, results of operations, and financial condition may be harmed.

We are exposed to risks associated with the purchase and operation of secondhand vessels.

Secondhand vessels typically do not carry warranties as to their condition at the time of acquisition. While we would generally inspect secondhand containerships prior to purchase, such an inspection would normally not provide us with a complete account of the vessel’s condition and may fail to uncover existing deficiencies, which we would otherwise be aware of if the vessel had been built for and operated by us during its life. Future repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than those for equivalent vessels of which we have had direct experience. These additional costs could decrease our cash flow and reduce our liquidity. There can be no assurance that market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of the economic lives of such vessels.

We may not perform underwater inspections of vessels prior to purchase.

Although we would perform physical inspections of any vessel prior to its purchase, it may not be possible for us to undertake any underwater inspections. As a result, we will not be aware of any damage to a vessel that may exist at the time of purchase and which could only be discovered through an underwater inspection. If any damage is found following our purchase, we could incur substantial costs to repair the damage, which would not be recoverable from the sellers.

Third Parties’ Performance Risk

We are dependent on third parties, some of which are related parties, to manage our vessels and substantial fees will be payable to our ship managers regardless of our profitability.

As of the date of this Annual Report, all of our vessels are technically managed by Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, for an annual management fee. Technomar provides all day-to-day technical ship management, including crewing, purchasing stores, lubricating oils, and spare parts, paying wages, pensions, and insurance for the crew, and organizing other vessel operating necessities, such as the arrangement and management of drydocking and services in relation to compliance with the European Union Emission Trading System (“EU ETS” or “ETS”) and FuelEU Maritime (“FEUM”).

Additionally, all of our vessels are commercially managed by Conchart, a company of which our Executive Chairman is the sole beneficial owner. The services provided by Conchart, as our commercial manager, include chartering, sale and purchase, and post-fixture administration.

The fees and expenses payable pursuant to our technical and commercial ship management agreements with Technomar and Conchart, respectively, will be payable without regard to our business, results of operation, and financial condition and we have limited rights to terminate our management agreements. The payment of fees to our managers could adversely affect our results of operations and ability to pay dividends. For additional information please see “Item 4. Information on the Company—B. Business Overview—Management of our Fleet.”

Our third-party technical and commercial ship managers are privately held companies and there is little or no publicly available information about them.

The ability of our third-party ship managers, Technomar and Conchart, to render technical and commercial ship management services will depend in part on their own financial strength. Circumstances beyond our control could impair our third-party ship managers’ financial strength, and because each is a privately held company, information about the financial strength of our third-party ship managers is not publicly available. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our third-party ship managers even though their financial or other problems could have a material adverse effect on us.

Risks Relating to Certain of our Related Parties

Our Executive Chairman and our Managers may have conflicts of interest with us which may make them favor their own interests to our detriment.

Our Executive Chairman is the Founder, Managing Director, and majority beneficial owner of Technomar and the sole beneficial owner of Conchart, our third-party technical and commercial ship managers. Our Executive Chairman also beneficially owns approximately 7.9% of our Class A common shares. Accordingly, Technomar, Conchart, and our Executive Chairman (including their affiliates) have the power to exert considerable influence over our actions. These relationships could create conflicts of interest between us and our Managers. Such conflicts of interest may result in transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition, results of operations, and the trading price of our Class A common shares.

Such conflicts of interest may arise in connection with the chartering, purchase, sale, and operations of the vessels in our fleet versus vessels managed or owned by other companies affiliated with our Managers. As a result of these conflicts, our Managers may favor their own or their affiliates’ interests over our interests. These conflicts may have unfavorable consequences for us. Although our Executive Chairman and Conchart, respectively, have entered into a non-competition agreement with us, conflicts of interest may arise between us and our Managers, and such conflicts may not be resolved in our favor and could have an adverse effect on our results of operations.

Our financial reporting is partly dependent on accounting and financial information provided to us by Technomar with respect to our vessels.

Technomar is obliged to provide us with requisite financial and accounting information on a timely basis so that we can meet our own reporting obligations under U.S. securities laws. Technomar is a privately held company with financial reporting arrangements different from ours. If it is delayed in providing us with key financial information, or it otherwise fails to meet its contractual obligations to us, we could fail to meet our financial reporting deadlines, which could lead to regulatory sanctions being imposed on us and cause us to default on reporting covenants under our financing agreements. Any such results may have a material adverse effect on our results of operation, financial condition, and reputation.

Market Related Risks

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations, and financial condition.

Nearly all of our cash flow is generated from our chartering of containerships. Due to our lack of diversification, an adverse development in the containership industry may harm our business, results of operations, and financial condition more significantly than if we maintained more diverse assets or lines of business.

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

According to Maritime Strategies International Ltd. (“MSI”), as of December 31, 2025, idle capacity of the global containership fleet was 0.8%, and the overall orderbook-to-fleet ratio stood at 34.5%.Notwithstanding scrapping, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years, particularly in the larger vessel sizes (over 10,000 TEU). An over-supply of containership capacity, combined with a lack of growth in the demand for containerships, may result in downward pressure on charter rates. As at December 31, 2025, but adjusted to include the last three 8,586 TEU, Korean-built containerships with ECO upgrades (the “Newly Acquired Vessels”) of which two were delivered in December 2025 and the third, Cypress, on January 9, 2026, and all charters agreed through February 28, 2026, the charters for three of our containerships either have expired or could expire before the end of the first half of 2026 and a further six vessels have charters which may expire during the second half of 2026.

We cannot be assured that we will be able to obtain new time charters for our vessels on expiry of existing charters or that, if we do, the new rates will be favorable. If we are unable to obtain new time charters for our containerships at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations, and financial condition. Please also see “—We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow” above.

Technological developments that impact global trade flows and supply chains may affect the demand for our vessels.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology, including artificial intelligence (“AI”), may change the business models and production of goods in many industries, including ours. Supply chains may become more efficient, optimized, and responsive to changing demand patterns in ways that may reduce demand for our vessels. If automation and digitization allow production to become more regional or local, total containerized trade volumes may decrease, which may adversely affect demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers, and environmental concerns may increase costs such that consumer demand is impacted, which may also reduce demand for our vessels.

Financing/Debt Risks

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations or pursue other business opportunities and may limit our ability to react to changes in the economy or our industry.

 As of December 31, 2025, we had $694.7 million of outstanding indebtedness, consisting of $179.4 million of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”), $204.3 million of finance leases, and $311.0 million of secured credit facilities.

Our leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry, or competitive developments;

•	requiring a substantial portion of our cash flows from operations to be dedicated to the payment of interest and amortization payments for our indebtedness, therefore reducing our ability to use our cash flows to fund operations, capital expenditure, and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under our 2027 Secured Notes and the agreements governing our other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

Despite our existing indebtedness, we may incur substantially more indebtedness in the future, which could further exacerbate the risks associated with our substantial indebtedness.

We may incur substantial additional indebtedness in the future. Although certain of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to significant qualifications and exceptions, and, under certain circumstances, the amount of indebtedness that may be incurred in compliance with these restrictions is substantial. In addition, our debt agreements will not prevent us from incurring obligations that do not constitute indebtedness thereunder. If we incur substantially more indebtedness, the risks associated with our indebtedness as described above could be exacerbated.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our debt agreements contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit or restrict our ability and the ability of certain of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	make any substantial change to the nature of our business;

•	pay dividends;

•	redeem or repurchase capital stock;

•	sell the collateral vessel, if applicable;

•	enter into certain transactions other than arm’s length transactions;

•	acquire a company, shares or securities, or a business or undertaking;

•	effect a change of control of us, enter into any amalgamation, demerger, merger, consolidation, or corporate restructuring, or sell all or substantially all of our assets;

•	change the flag, class, or technical or commercial management of the applicable collateral vessel or terminate or materially amend the management agreements relating to such vessel; and

•	experience any change in the position and ownership of our Executive Chairman.

In addition, certain of our debt agreements require us and our subsidiaries to satisfy certain financial covenants, including minimum liquidity, and value adjusted leverage ratio. Our ability to meet those financial covenants and other tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and financial, market, and competitive factors, many of which are beyond our control.

Due to restrictions in our debt agreements, we may need to seek consent from our lenders in order to engage in certain corporate and commercial actions that we believe would be in the best interest of our business, and a denial of such consent may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. For example, our debt agreements restrict our entry into certain transactions or the termination or amendment of our third-party ship management agreements with Technomar and Conchart and require that George Giouroukos remain our Executive Chairman. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their approval when needed. This may prevent us from taking actions that we believe are in our or our shareholders’ best interest. Any future agreements governing our indebtedness may include similar or more restrictive restrictions.

A breach of any of these covenants could result in a default under one or more of our debt agreements, including as a result of cross-default provisions, and may permit the lenders (and other similar counterparties) to cease making loans to us. Upon the occurrence of an event of default under our debt agreements, the lenders (or other similar counterparties) could elect to declare all amounts outstanding under the loan to be immediately due and payable. Such actions by the lenders (or other similar counterparties) could cause cross-defaults under our other debt agreements.

All but 18 of the vessels owned by us as of December 31, 2025, serve as security under our secured debt agreements. If our operating performance declines, we may be required to obtain waivers from our lenders (and other similar counterparties) to avoid default thereunder. If we are not able to obtain such waivers, our lenders (and other similar counterparties) could exercise their rights upon default and we could be forced into bankruptcy or liquidation.

The vessels’ mortgagee or other maritime claimants could arrest our vessels, which could interrupt the charterers’ or our cash flow.

If we default under any of our credit facilities or other debt agreements, lenders under our other credit facilities and debt agreements who hold mortgages on our vessels could arrest some or all of our vessels and cause them to be sold. We would not receive any proceeds of such sale unless and until all amounts outstanding under such agreements had been repaid in full. Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, for valid or invalid reasons, could interrupt the charterers’ or our cash flow and require the charterer or us or our insurer to pay a significant amount to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet. In any event, any lien imposed may adversely affect our results of operations by delaying the revenue gained from our vessels.

Volatility of SOFR could affect our profitability, earnings, and cash flows.

Our secured credit facilities and finance lease obligations accrue interest based on SOFR. An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage our exposure to interest rate fluctuations, we have in the past used, and may from time to time in the future use, interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can be given, however, that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. As of December 31, 2025, $515.3 million of our total outstanding debt was floating rate debt across a number of facilities and sale and leaseback arrangements, bearing interest at SOFR based on interest rate cap agreements that we have in place that expire in late 2026. As of December 31, 2025, our interest rate caps cover 75% of our floating rate debt. An increase in interest rates upon expiry of these interest rate cap agreements could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations.

Assets’ Fair Value Risks

Vessel values may fluctuate, which may adversely affect our financial condition, affect our ability to comply with certain financial covenants under our debt agreements, result in the incurrence of a loss upon disposal of a vessel, or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	the types and sizes of and demand for available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity;

•	the cost of newbuildings;

•	governmental or other regulations; and

•	the need to upgrade secondhand and previously owned vessels as a result of regulatory changes, charterer requirements, technological advances in vessel design or equipment, or otherwise.

In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured debt agreements, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of our vessels falls below certain levels. If we are not able to comply with the covenants in our secured debt agreements, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. As of December 31, 2025, and as of the date of this Annual Report, we were in compliance with the financial covenants contained in our debt agreements.

Furthermore, if a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all, and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations, and financial condition. We may be forced to sell some of our vessels for a lesser amount because of these constraints. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow, and financial condition.

In addition, if we determine at any time that a vessel’s value has been impaired, we may need to recognize an impairment charge, which could be significant, that would reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-hire, ongoing operating costs, and vessel residual values, due to factors such as the volatility in vessel charter rates, vessel values, and inflation in expenses. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels. Future fluctuations in charter rates and vessel values may trigger a possible impairment of our vessels as described in “Item 5. Operating and Financial Review and Prospects—A. Results of Operations—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Estimates.”

Declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities. This could harm our business, results of operations, financial condition, or ability to raise capital.

If impairment testing is required, we may need to recognize impairment charges. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs, and vessel trading values, and our reasonable assumptions at that time. For example, we recorded an impairment loss of $18.8 million, in aggregate, in 2023 for two vessels. No impairment loss was recorded in 2024 or 2025. The amount, if any, and timing of any impairment charges we may need to recognize in the future will depend upon the then-current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation, and the remaining expected useful lives of our vessels, which may differ materially from those used in our assessments as of December 31, 2025.

Loss of Income Risks

Our vessels may be subject to extended periods of off-hire, which could materially adversely affect our business, financial condition, and results of operations.

Under the time charters for our vessels, when the vessel is not available for service, it will likely be “off-hire,” in which case the charterer is generally not required to pay hire, and we will be responsible for all costs unless the charterer is responsible for the circumstances giving rise to the lack of availability. Additionally, in many cases the charterer has the option to extend the latest redelivery date by the number of off-hire days. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, such as:

•	any drydocking for repairs, maintenance, or classification society inspection;

•	any time out of service necessary for owners to upgrade vessels to meet new regulatory requirements, such as those relating to ballast water treatment or emission control, or to improve the specification and commercial characteristics of our vessels;

•	any damage, defect, breakdown, or deficiency of the vessel’s hull, machinery, or equipment or repairs or maintenance thereto;

•	any deficiency of the vessel’s master, officers, and/or crew, including the failure, refusal, or inability of the vessel’s master, officers, and/or crew to perform the service immediately required, whether or not within its control;

•	any course deviation, other than to save life or property, which results in a charterer’s lost time;

•	any crewing labor boycotts or certain vessel arrests;

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates;

•	any reduction of the vessel’s declared performance speed or increase of fuel consumption by more than 5% over a specified period of time; or

•	any requisition of the vessel by any government or governmental authority.

Additionally, the charterer may have the right to terminate the charter agreement under a number of circumstances, such as if:

•	the vessel is off-hire for a specified number of days, subject to certain conditions;

•	the charterer informs us of a default under the charter, and the default is not rectified;

•	there is a total (actual or constructive) loss of the vessel;

•	the vessel is requisitioned by any government or governmental authority; or

•	the vessel’s declared performance speed is reduced or fuel consumption is increased in excess of a pre-agreed percentage over a continuous period of an agreed number of days, (for example, consumption in excess of 10% of that declared for a given speed over a continuous period of 30 days) and the reason is within our or the vessel’s control.

Our business, financial condition, and results of operations may be materially adversely affected if our vessels are subject to extended off-hire periods. For additional information, please see “Item 4. Information on the Company—B. Business Overview—Time Charters.”

Vessels’ Operational Risks

We may need to make substantial expenditures to maintain our fleet, meet new regulatory and commercial requirements, or acquire vessels.

We must make substantial expenditures to maintain our fleet and we generally expect to finance these expenditures from operating cash flow. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Further, we may be obliged to make substantial expenditures to comply with regulatory changes, particularly concerning decarbonization, emission control, and ballast water treatment. We may also make substantial expenditures to improve the specification and commercial characteristics and competitiveness of some of our vessels. Such expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements, and governmental regulations and maritime self-regulatory organization standards relating to safety, security, or the environment. If we are unable to generate sufficient operating cash flow, we will need to fund these significant expenditures, including those required to maintain our fleet, with additional borrowings or otherwise find alternative sources of financing. Such financing arrangements may not be available on favorable economic terms or at all, which could have a material adverse effect on our business and results of operations.

As our fleet ages, we may incur increased operating costs beyond normal inflation, which would adversely affect our results of operations.

In general, the day-to-day cost of operating and maintaining a vessel increases with age. In addition, older vessels are typically less fuel efficient and may attract lower charter rates compared to modern, more fuel-efficient vessels. Governmental regulations and safety or other equipment standards may also require expenditures for modifications or the addition of new equipment and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any such expenditures or expenditures to otherwise improve their operating characteristics, such as fuel efficiency, to enable us to operate our vessels profitably during the remainder of their useful lives, which could adversely affect our results of operations.

Our fleet of 71 vessels as of December 31, 2025, including the third Newly Acquired Vessel, Cypress, delivered in January 2026, had an average age weighted by TEU capacity of 17.9 years. On December 1, 2025, we announced the purchase of three 8,586 TEU Korean built containerships with ECO upgrades, of which two were delivered to us in December 2025 and the third was delivered to us in January 2026.

In November 2024, we agreed to purchase four high-reefer ECO 9,019 TEU vessels (the “2024 Acquired Vessels”), of which three were delivered in December 2024 and the fourth in January 2025. In addition, during December 2024, we agreed to sell an older vessel Tasman (5,936 TEU, built in 2000) and in February 2025, we agreed to sell two more vessels, Akiteta (2,220 TEU, built in 2002) and Keta (2,207 TEU, built in 2003). Akiteta was delivered to her new owners on February 19, 2025, Tasman was delivered to her new owners on March 10, 2025, and Keta was delivered to her new owners on March 24, 2025. Subsequently in May 2025, Dimitris Y (5,936 TEU, built in 2000) was contracted to be sold and was delivered to her new owners on October 13, 2025.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations, and financial condition.

Our fleet of 71 vessels as of December 31, 2025, including the third Newly Acquired Vessel, Cypress, delivered in January 2026, had an average age weighted by TEU capacity of 17.9 years. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations, and financial condition. Any reserves set aside by any of our subsidiaries for vessel replacement will not be available for servicing our indebtedness.

 Our business depends upon certain individuals who may not necessarily continue to be affiliated with us in the future.

Our current performance and future success depend to a significant extent upon our Executive Chairman, George Giouroukos, our Chief Executive Officer, Thomas A. Lister, and our Chief Financial Officer, Anastasios Psaropoulos, who collectively have over 80 years of experience in the shipping industry and have worked with several of the world’s largest shipping, ship leasing, and ship management companies. They and the members of our Board of Directors are crucial to the execution of our business strategies and to the growth and development of our business. Mr. Giouroukos has committed to spend approximately half of his time on matters related to our affairs. If these individuals were no longer to be affiliated with us, or if we were to otherwise cease receiving advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

Rising crew and other vessel operating costs may adversely affect our profits.

Acquiring and renewing charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers, and crews. The limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has from time to time created upward pressure on crewing costs, which we generally bear under our time charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain a sufficient number of high-quality onboard seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations, and financial condition.

Increased fuel prices may have a material adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us both directly and indirectly. The cost of fuel is borne by us when our vessels are off-hire, being positioned for and undergoing drydockings, between charters, and employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. In such case, we cannot guarantee that we will hedge our fuel costs on any prospective future voyage charters, and, therefore, an increase in the price of fuel may negatively affect our profitability and our cash flows. Even where the cost of fuel is ordinarily borne by the charterer, which is the case with all of our existing time charters, that cost will affect the charter rates that charterers are prepared to pay, depending in part on the fuel efficiency of a particular vessel. Upon redelivery of any vessel at the end of a time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than the fuel prices at the start of the charter period.

The price of fuel is unpredictable and fluctuates based on events outside our control, including but not limited to conflicts, geopolitical developments, supply of and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations.

In addition, since the implementation of the International Maritime Organization’s regulations limiting sulfur emissions effective January 1, 2020, our vessels have been and continue to be operated using compliant low sulfur fuels, the price of which has increased as a result of increased demand. Fuel may continue to be more expensive, which may reduce our profitability and the competitiveness of our business compared to other forms of transportation. Further, as fuel costs are generally paid by our charterers, high fuel prices may impact their profitability if they are unable to pass these costs through to their customers. High fuel prices could have a material adverse effect on our business, results of operations, and financial condition.

Subsidiaries’ Performance Risk

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of the vessels and payments under charters are made to them. As a result, our ability to pay dividends and meet any debt service obligations and other liabilities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to pay dividends or make other distributions or payments to us will be subject to the availability of profits or funds for such purpose which, in turn, will depend on the future performance of the subsidiary concerned which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that may be beyond its control. Additionally, the ability of our subsidiaries to make these distributions could be affected by the provisions of our financing arrangements or a claim or other action by a third party, including a creditor, or by English law, Marshall Islands law, or the laws of any jurisdiction which applies to us and regulates the payment of dividends by companies. Applicable tax laws may also subject such payments to further taxation. Applicable law may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. Limitations on our ability to transfer cash among and within our group may mean that even though we, in aggregate, may have sufficient resources to meet our obligations, we may not be permitted to make the necessary transfers from one entity in our group to another entity in our group in order to make payments on our obligations. Therefore, if we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends, including on our 8.75% Series B Cumulative Perpetual Preferred Shares (the “Series B Preferred Shares”), or meet our debt service obligations or our other liabilities.

Exchange Rates Fluctuation Risk

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars and some of our expenses are denominated in currencies other than U.S. dollars. The variation in currencies present in our operations could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, thereby decreasing our net income. For instance, the exchange rate for Euro to U.S. dollar increased by 13.34% in 2025. On April 4, 2024, we entered into a foreign exchange option strip (“FX option”) to purchase €3.0 million, with a strike price of EURUSD 1.10 and with monthly settlements starting on April 11, 2024, and ended on March 13, 2025. We entered into this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the U.S. dollar and Euro. This FX option was designated as a cash flow hedge of anticipated expenses totaling €3.0 million, expected to occur each month. Future declines in the U.S. dollar versus other currencies could have a material adverse effect on our operating expenses and net income.

Insurance and Litigation Related Risks

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The shipping industry has inherent operational risks. Although we carry hull and machinery insurance, war risks insurance, and protection and indemnity insurance (which includes coverage for environmental damage and pollution) and other insurances commonly held by vessel owners, we may not be adequately insured against all risks or our insurers may not pay every claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a replacement vessel in the event of a total or constructive total loss in a timely manner. Further, under our financings, we are subject to restrictions on the use of any proceeds we may receive under claims in the event of a total loss or a constructive total loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas,” which may be subject to higher risk of piracy, war, or terrorism. We cannot be certain that our insurers will continue to provide such coverage, or that we will be able to recover these increased costs from our charterers. Our insurance policies also contain deductibles, limitations, and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

In addition, we do not presently carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from a major accident. Accordingly, any vessel that is off-hire for an extended period of time, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, and financial condition.

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

Our corporate affairs are governed by our amended and restated articles of incorporation (our “Amended and Restated Articles of Incorporation”) and fourth amended and restated bylaws (our “Fourth Amended and Restated Bylaws”) and by the Business Corporations Act of the Republic of the Marshall Islands, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been very few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty protecting their interests in the face of actions by the management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization, or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

Our Fourth Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the High Court of the Republic of the Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, or shareholder of ours to us or our shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or our Amended and Restated Articles of Incorporation or our Fourth Amended and Restated Bylaws. Our Fourth Amended and Restated Bylaws further provide that, unless we consent in writing to the selection of an alternative forum and subject to the foregoing, and except as otherwise provided above, the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for claims arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forum selection provisions may increase costs associated with, and/or limit a shareholder’s ability to, bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims, although shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Please also see below “We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.”

We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.

Our Fourth Amended and Restated Bylaws include forum selection provisions as described above. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provisions contained in our Fourth Amended and Restated Bylaws to be inapplicable or unenforceable (in whole or in part) in such action. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and the rules and regulations thereunder and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulations thereunder, and accordingly, we cannot be certain that a court would enforce our forum selection provisions.  It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable, and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs to resolve such claims in other jurisdictions, or otherwise not receive the benefits that we expect our forum selection provisions to provide, which could adversely affect our business, financial condition, and results of operations.

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

Risks Relating to Our Industry

The container shipping industry is cyclical and volatile and our growth and long-term profitability depend mainly upon growth in demand for containerships, the condition of the charter market, and the availability of capital.

The container shipping industry is both seasonal and cyclical. According to MSI from 2000 through 2008, a period of super-cyclical growth largely catalyzed by China, the “CAGR” of global containerized trade was 9.9%. Having contracted by 8.0% in 2009, during the Global Financial Crisis, growth rebounded to 15.3% the following year. From 2010 through 2024, incorporating the impact of negative growth in 2020 in response to the COVID-19 pandemic, the rebound in 2021, further negative growth in 2022 and 2023 resulting from geopolitical tensions driving inflationary macro-economic headwinds, and a rebound in 2024, the CAGR was 3.0%; volumes are estimated to have increased in 2025 by approximately 5.0%. While economic growth is expected to remain the primary driver of containerized trade, geopolitical tensions and tariffs are emerging as potential disruptors of established trade patterns and supply chains, which may either undermine demand (if there is a negative impact on economic growth) or compound demand (if more ships are required to service greater supply chain complexity) for shipping capacity.

Weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships and container shipping services are outside our control, and the nature, timing, and degree of changes in industry conditions are unpredictable.

The primary factors that influence demand for containership capacity include, among other things:

•	supply of and demand for products suitable for shipping in containers, including as a result of technological developments which may affect global trade flows and supply chains;

•	changes in the patterns of global production and consumption of products transported by containerships;

•	the changing dynamics of globalization, regionalization, or re-shoring of manufacturing;

•	weather, natural disasters, and other acts of God;

•	economic slowdowns caused by public health events or inflationary pressures and resultant governmental responses;

•	global and regional economic and political conditions, including “trade wars” and developments in international trade, armed conflicts, and work stoppages;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy, and wars or other conflicts, including the war between Russian and Ukraine, ongoing and escalating armed conflicts in the Middle East, including the recent military conflict among the United States, Israel, and Iran, and the Houthi attacks in and around the Red Sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported, the size of containerships, the extent of trans-shipments and the competitiveness of other forms of marine transportation including dry bulk and refrigerated vessels;

•	environmental and other legal and regulatory developments;

•	the price of oil and economics of slow steaming;

•	the availability of trade finance and currency exchange rates; and

•	port and canal congestion.

The primary factors that influence the supply of containership capacity include, among others:

•	the containership newbuilding orderbook;

•	the availability of financing for new or secondhand vessels;

•	the scrapping rate of containerships;

•	the number of containerships off-hire, laid-up, drydocked, awaiting repairs, or otherwise idle or out of service;

•	the price of steel and other raw materials;

•	changes in environmental and other laws and regulations that may limit the useful life of containerships, including regulations relating to ballast water management, low sulfur fuel consumption, and reductions in CO2 emissions;

•	the availability of shipyard capacity;

•	port and canal congestion; and

•	the extent of slow steaming.

The conditions in the containership sector may also affect our ability to recharter our containerships upon the expiration of their current charters. As at December 31, 2025, but adjusted to include the third Newly Acquired Vessel, Cypress, delivered to us on January 9, 2026, and all charters agreed through February 28, 2026, the charters for three of our containerships either have expired or could expire before the end of the first half of 2026 and a further six vessels have charters which may expire during the second half of 2026.

Charter rates receivable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our results of operations or make our results of operations volatile. The same issues will exist in respect of any additional vessels we may acquire either when obtaining the initial charters or when rechartering upon their expiry.

Global Financial Market Risks

A decrease in the export and/or import of containerized cargo or an increase in trade protectionism may harm our customers’ business and, in turn, harm our business, results of operations, and financial condition.

Much of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of autonomy in areas such as allocation of resources, production, pricing, and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken that result in the prices for certain commodities to be principally determined by market forces, although many of these reforms are unprecedented or experimental and may be subject to revision, change, or abolition. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic, and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations in China, including with regards to tax matters, and their implementation by local authorities could affect our charterers’ business and have a material adverse impact on our business, results of operations, and financial condition.

Our international operations expose us to the risk that increased trade protectionism will harm our business. In times of global economic challenge, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, could have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, (ii) the length of time required to transport goods, and (iii) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition, and ability to pay any cash distributions to our stockholders. Please also see below, “—Adverse economic conditions, especially in the Asia Pacific region, the European Union, or the United States, could harm our business, results of operations, and financial condition” and “—The current state of the world financial markets and economic conditions and geopolitical conflicts could have a material adverse impact on our results of operations, financial condition, and cash flows.”

Adverse economic conditions, especially in the Asia Pacific region, the European Union, or the United States, could harm our business, results of operations, and financial condition.

We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of containerships in ports in the Asia Pacific region. Consequently, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the years ended December 31, 2024 and 2025 was approximately 5.0%, which was a decrease from 5.2% for the year ended December 31, 2023. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future.

The United States has also implemented more protectionist trade measures in an effort to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies, following the withdrawal of the United Kingdom from the European Union. Our business, results of operations, and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

Furthermore, uncertainty exists regarding the broader global economic impact of changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, geopolitical events, such as the continuing war between Russia and Ukraine, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East, including the recent military conflict in Iran, and other regions throughout the world. The U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, and there is further uncertainty regarding the scope, legitimacy, and durability of existing current and future tariff measures. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions.

Our operations are exposed to the risk that increased trade protectionism globally, including between the United States and China, and the imposition of tariffs or reciprocal tariffs could adversely affect our business. Governments may impose tariffs and other trade barriers to protect or revive their domestic industries in the face of foreign imports, which may depress the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and the demand for shipping. Trade protectionism in the markets that we serve may cause an increase in the costs of exported goods, the length of time required to deliver goods, and the risks associated with exporting goods and, consequently, a decline in the volume of exported goods and demand for shipping.

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows, and financial condition, may be adversely affected.

The current state of the world financial markets and economic conditions and geopolitical conflicts could have a material adverse impact on our results of operations, financial condition, and cash flows.

The world economy continues to face a number of actual and potential challenges, including the continuing war between Russia and Ukraine; tensions in and around the Red Sea, between Russia and NATO, and between the U.S. and Venezuela, Greenland, and Denmark, respectively; disruption in the use of the Strait of Hormuz; political, economic, and social instability in Venezuela and the U.S. responses thereto; ongoing disputes between China and Taiwan; deteriorating trade relations between the U.S. and China; instability between Iran and the West, including the recent military conflict in Iran; hostilities between the U.S. and North Korea; ongoing political unrest and conflicts in the Middle East, the South China Sea region, and other regions throughout the world; changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries; growing tensions between the U.S. and Europe due to the Russia-Ukraine war and U.S. threats of tariffs on European Union imports; banking crises or failures; and global public health threats, including epidemics and pandemics or other disease outbreaks, such as COVID-19 and its variants, influenza, and other highly communicable diseases or viruses, outbreaks of which from time to time occur in various parts of the world in which we operate, including China. For example, due in part to fears associated with the spread of COVID-19 in 2020, global financial markets experienced significant volatility which may occur again if there is a new pandemic or if COVID-19 resurges or a variant or new infectious disease emerges.

In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the conflict among the United States, Israel, and Iran, between Israel and Hamas, or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. In July 2025, the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States, and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which if sustained could reduce regional instability in the Eastern Mediterranean. Whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown, however. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

Furthermore, on February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host U.S. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. In retaliation, Iran has targeted ships in or near the Strait of Hormuz, a waterway essential to global trade, by mining the waterway and attacking vessels with drone and missile strikes, which has significantly compromised the safety of vessels and crew onboard in the region, and has resulted in the effective closure of the Strait of Hormuz to commercial traffic. Many shipping companies have rerouted their vessels away from transiting the Strait of Hormuz, which has significantly affected trading patterns, freight rates, and voyage expenses. While there is significant uncertainty about the duration of the armed conflict in Iran, these events have destabilized the region and may lead to further significant and prolonged disruptions across all sectors of the shipping industry.

Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities, and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital, or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

We cannot be certain that financing or refinancing will be available on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

Recent actions by the U.S. and China imposing new port fees and related uncertainty in their implementation could have a material adverse effect on our operations and financial results.

The United States Trade Representative (“USTR”) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee relevant to our vessels generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance, which became effective on October 14, 2025, and would increase over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point. Further, the applicability of the USTR port fees to sale and leaseback arrangements with Chinese leasing financiers remains uncertain.

In response to the USTR action, on October 10, 2025, China announced retaliatory port fees, effective October 14, 2025, applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. There is significant uncertainty as to the scope of applicability of these new port fees and how they will be implemented.

On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for a one year period. Substantial uncertainty remains as to how the port fees will be implemented and assessed after the end of the suspension period.

Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase.

Even though port fees are typically borne by the charterer, if port fees are assessed due to our or the lessor’s ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

We may have more difficulty entering into long-term charters if a more active and cheaper short-term or spot container shipping market develops.

At the expiration of our charters or if a charter terminates early for any reason or if we acquire vessels that are not subject to a charter, we will need to charter or recharter our vessels. If an excess of vessels is available on the spot or short-term market at the time we are seeking to fix new longer-term charters, we may have difficulty entering into such charters at all or at profitable rates and for any term other than short-term and, as a result, our cash flow may be subject to instability in the mid- to long-term. In addition, it would be more difficult to fix relatively older vessels should there be an oversupply of younger vessels on the market. A depressed spot market may require us to enter into short-term spot charters based on prevailing market rates, which could result in a decrease in our cash flow.

 An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

While the size of the containership orderbook has declined substantially since its peak in 2008/2009, the containership newbuilding orderbook as of December 31, 2025 represented approximately 34.5% of the total on the water fleet capacity. Further containerships are likely to be ordered. Notwithstanding scrapping, delivery of newly built containerships will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition, and results of operation.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility, and physical life. Efficiency includes a vessel’s speed and fuel economy. Flexibility includes a vessel’s ability to enter harbors, utilize related docking facilities, re-fuel, and pass through canals and straits together with other vessel specifications such as the capacity to carry temperature-controlled containers (reefers). Physical life is related to a vessel’s original design and construction, maintenance, retro-fits and upgrades, fuel compatibility, and ability to withstand the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform, or if new containerships built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter-hire payments that we receive for our containerships once their current time charters expire, and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our shareholders.

Piracy Related Risk

Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.

Piracy is an inherent risk in the operation of ocean-going vessels and particularly affects vessels operating in specific regions of the world such as the Red Sea, the Indian Ocean, the South China Sea, the Gulf of Aden, the Gulf of Guinea region off the coast of Nigeria, the Strait of Malacca, the Arabian Sea, off the coast of West Africa, and off the coast of Somalia. Generally, we do not control the routing of our vessels, which is determined by the charterer. Pirate attacks on any of our vessels could result in the loss of life, the kidnapping of crew, or the theft, damage, or destruction of vessels or of containers or cargo being transported thereon. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, results of operations, and financial condition. In addition, insurance premiums and costs such as onboard security guards, should we decide to employ them, could increase in such circumstances. Further, acts of piracy may materially adversely affect our charterer’s business, impairing its ability to make payments to us under our charters.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks and the threat of future terrorist attacks and the continuing response of the United States and other countries to these attacks, which may include increased security costs and more rigorous inspection procedures at borders and ports, continue to cause uncertainty in the world financial markets and may affect our business, results of operations, and financial condition. From time to time, acts of terrorism, regional conflict, and other armed conflict around the world may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks targeted at oceangoing vessels may also negatively affect our future operations and financial condition from, for example, increased insurance costs, and directly impact our containerships or our charterer. Future terrorist attacks could result in increased market volatility or even a recession in the United States or elsewhere or negatively affect global financial markets and could further increase inspection and security requirements and regulation that could slow our operations and negatively affect our profitability. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

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

Although we believe that we have complied with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with Sanctioned Jurisdictions and certain financial institutions may have policies against lending or extending credit to companies that have contracts with Sanctioned Jurisdictions. The determination by these investors not to invest in, or to divest from, our common shares or the determination by these financial institutions not to offer financing may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest, and governmental actions in these and surrounding countries.

The smuggling of drugs, weapons, or other contraband and stowaways on our vessels may lead to governmental claims against us.

We expect that our vessels will call in areas where smugglers attempt to hide drugs, weapons, and other contraband on vessels or stowaways attempt to board, with or without the knowledge of crew members. To the extent our vessels are found with contraband or stowaways, whether with or without the knowledge of any of our crew or charterers, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

We are exposed to significant risks in relation to compliance with anti-corruption laws and regulations.

Our business entails numerous interactions with government authorities, including port authorities, health, safety, and environment authorities, labor and tax authorities, and customs and immigration authorities. Furthermore, at our charterer’s direction, our vessels call at ports throughout the world, including in some countries where corruption is endemic. Although we have strict and adequate procedures prohibiting our employees or persons associated with us from making unlawful payments to government officials, we cannot guarantee that such payments may not be made despite our procedures and without our approval. In such case, such payments may be deemed to have violated anti-corruption laws potentially applicable to us, including the UK Bribery Act 2010, or the Bribery Act, and the U.S. Foreign Corrupt Practices Act, or the FCPA. Both civil and criminal penalties may be imposed on us as a result of violations of anti-corruption laws, and such penalties could have a material adverse impact on our reputation, business, and financial condition.

Risks inherent in the operation of containerships could impair the ability of the charterer to make payments to us, increase our costs or reduce the value of our assets.

Our containerships and their cargoes are at risk of being damaged or lost because of events such as marine accidents, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents, and other circumstances or events. Any of these events connected to our vessels or other vessels under the charterer’s control, or any other factor which negatively affects the charterer’s business such as economic downturn and significant cyclical depression in the container shipping industry, could impair the ability of the charterer to make payments to us pursuant to our charters. Although the charterer is obligated to pay us charter hire regardless of the amount of cargo being carried on board, it is possible that generally low cargo volumes and low freight rates or events noted above may render the charterer financially unable to pay us its hire. Furthermore, there is a risk that a vessel may become damaged, lost, or destroyed during normal operations and any such occurrence may cause us to incur additional expenses to repair or substitute the vessel or may render us unable to provide the vessel for chartering, which will cause us to lose charter revenue.

These occurrences could also result in death or injury to persons, loss of property or environmental damage, loss of revenues from or termination of charter contracts, governmental fines, penalties, or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our common shares.

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

If labor or other interruptions are not resolved in a timely manner, they could have an adverse effect on our business, results of operations, cash flows, financial condition, and available cash.

In addition to providing services to us, our technical managers are responsible for recruiting the senior officers and other crew members for our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest or any other labor interruption could prevent or hinder our operations from being carried out as we expect and could have an adverse effect on our business, financial condition, operating results, distribution of dividends, or trading price of our common shares.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will continue to rely, on a significant supply of consumables, spare parts, and equipment to operate, maintain, repair, and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet, which would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special or class renewal survey, a vessel’s machinery may be reviewed on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. See “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies” for more information regarding annual surveys, intermediate surveys and special surveys. Bureau Veritas, DNV, RINA, and KR, the classification societies for the vessels in our fleet, may approve and carry out in-water inspections of the underwater parts of our vessels once every three to five years, in lieu of drydocking inspections. In-water inspections are typically less expensive than drydocking inspections and we intend to conduct in-water inspections when that option is available to us.

If a vessel does not maintain its “in class” certification or fails any annual survey, intermediate survey or special survey, port authorities may detain the vessel, refuse her entry into port or refuse to allow her to trade resulting in the vessel being unable to trade and therefore rendering her unemployable. In the event that a vessel becomes unemployable, we could also be in violation of provisions in our charters, insurance coverage, or covenants in our loan agreements and ship registration requirements and our revenues and future profitability would be negatively affected.

We are subject to evolving regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state, and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect of such compliance on the current market value, resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may negatively impact our business, results of operations, and financial condition. In addition, any future decarbonization technologies may increase our costs, or we may be limited in our ability to apply them to commercial scale.

Environmental requirements, including in response to emissions reduction and decarbonization, may also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations, even if not carried as cargo.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security, and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations, and financial condition. For additional information about the environmental regulations to which we are subject, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.”

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our environmental, social and governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Environmental impact (including emissions and decarbonization) is increasingly the subject of regulatory requirement and commercial pressure from our customers. Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, and other market participants are increasingly focused on ESG practices, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights in recent years, and have placed increasing importance on the implications and social cost of their investments. The expectations of these constituencies vary widely across nations and industries, and may conflict with each other in some instances. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Failure to adapt to or comply with evolving investor, lender, or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on the company’s business and financial condition.

Moreover, from time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments in respect of certain ESG items and incur additional costs to do so. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring, and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Increased inspection procedures, tighter import and export controls, and new security regulations could increase costs and cause disruption of our containership business.

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines, and other penalties against us.

Since the events of September 11, 2001, U.S. authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, which would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents, and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels.

It is unclear what additional changes, if any, to the existing inspection and security procedures may ultimately be proposed or implemented in the future, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations on us. Furthermore, changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of goods in containers uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends to our shareholders.

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

Sulfur regulations to reduce air pollution from vessels are likely to require retrofitting of vessels and may cause us to incur significant costs.

From January 1, 2020, vessels must comply with the IMO mandated sulfur emission limit of 0.5% m/m on the sulfur in fuel oil used on board. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines, and boilers. This may be achieved by (i) using low sulfur fuel which may cost more than standard heavy fuel oil, (ii) installing scrubbers for cleaning exhaust gas, or (iii) retrofitting vessels to be powered by, for example, liquefied natural gas. The higher cost of low sulfur fuel is, in the first instance, borne by the vessel operator, or charterer, whereas the installation of scrubbers or retrofitting for an alternative fuel source would, in the first instance, be borne by us as the vessel owner. Contrary to initial concerns, the availability of low sulfur fuel has not been an issue for the industry and, to date, the pricing spread between high- and low-sulfur fuels has been much tighter than originally anticipated. Nevertheless, costs of compliance going forward may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Climate change risks and greenhouse gas restrictions may adversely impact our operations.

Due to concerns over the risks associated with climate change, a number of countries, the IMO, and other regulatory organizations have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.

Maritime shipping is now included in the EU ETS as of 2024 with a phase-in period. Broadly, it is the “shipping company” that is either the ship owner or the ISM party contractually mandated to assume responsibility for EU ETS compliance, which is required to purchase and surrender emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period (the “EU ETS Responsible Entity”). As part of the phased approach, shipping companies had to surrender 40% of their 2024 emissions in 2025 and will have to surrender 70% of their 2025 emissions in 2026 and 100% of their 2026 emissions in 2027. An EU ETS costs clause is also being mandated, which enables the shipping company to contractually pass on costs of EU ETS allowances to commercial operators. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, such as the new FEUM regulation, will also affect our financial position in terms of compliance and administration costs when they take effect (see below). Effective January 1, 2024, we appointed Technomar, our technical ship manager, as the EU ETS Responsible Entity and amended our technical management agreements with Technomar to expand the scope of its responsibilities, accordingly.

FEUM compliance strategy must already be in place in order to ensure compliance of shipping companies with FuelEU, which came into effect from January 1, 2025. By August 31, 2024, shipping companies must have already submitted their FEUM monitoring plans to verifiers demonstrating how they, in conjunction with the commercial operators, plan to meet the greenhouse gas intensity targets set by FEUM Regulation and what monitoring methods and fuels they plan to use. The year 2026 is the first reporting year for shipping companies that fall under the scope of FEUM, as they are required to report on GHG intensity of their vessels for the 2025 compliance period by January 31, 2026. By April 30, 2026, shipping companies will be required to determine whether to comply with FuelEU by entering into pooling mechanisms with other shipping companies (including commercial operators) in order to achieve compliance, whether to bank any surplus emissions, whether to borrow compliance balances from future years, or whether to submit a penalty payment. FEUM is more technically challenging and legally complex than EU ETS and aims to increase demand for and use of renewable and low-carbon maritime fuels and decrease greenhouse gas emissions across the maritime sector. On average, the FuelEU penalty is €645/tonne, which is considerably higher than the cost of biofuels.

The European Union is also intent on raising operational performance standards across the board and has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag, as well as the number of times the ship has been detained. It has also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies by imposing more requirements on classification societies and imposing fines or penalty payments on organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones, and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

On the investment side, territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for sustainable economic activities, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our EU Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered to be not aligned with EU Taxonomy. The outcome of such provision might be an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

The change of administration in the U.S. is also impacting the maritime industry’s role in tackling climate change. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or any amendments or successor agreements. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change entered into force in 2016, requires nation parties thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures, but does not include any restrictions or other measures specific to shipping emissions. Restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement, which was completed in January 2026.

Any climate control legislation, or other regulatory initiatives that aim to reduce greenhouse gas emissions, may affect our business. Compliance with changes in laws, regulations, and obligations relating to climate change may affect the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels and operating and maintaining our existing ships, require us to install new emission controls, require that we acquire allowances or pay taxes related to our greenhouse gas emissions, or require that we administer and manage a greenhouse gas emissions program. Among other things, these risks may also include increases in the pricing of greenhouse gas emissions, new reporting regulations (such as, for example, the Corporate Sustainability Reporting Directive, applicable to certain companies from 2024, as discussed below), changes in legislation impacting existing products and services, costs of transitioning to lower-emission fuels and technologies, potential substitution or replacement of existing products and services, and stakeholder concerns and/or shifts in customer preferences which may have financial implications for our business and could lead us to retire existing assets prior to the end of the their currently-anticipated economic lives.

For example, on March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in registration statements and annual reports. These rules were challenged in federal court before they became effective and ultimately the SEC withdrew its defense of the rules, essentially pausing the litigation. The final rules would have added extensive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. If the SEC were to again adopt climate disclosure rules, or if it successfully defends the challenged rules that it previously adopted in 2024 and such rules become effective, then the costs of compliance with such new rules could be significant and may have a material adverse effect on our future performance, operating results, cash flows, and financial position.

In addition to being exposed to the risk of legislative and regulatory change, our business is vulnerable to the underlying risks of climate change itself and may be directly or indirectly affected by climate-related changes such as rising sea levels, rising temperatures, changes in precipitation patterns, volatile and extreme weather, demographic change, and heightened risk of conflict, any of which could lead to, among other things, reduced demand for our services, increased operating and/or capital costs, and increased insurance premiums.

For further discussion, please see “Item 4. Information on the Company—B. Business—Environmental and Other Regulations.”

European mandatory non-financial reporting regulations.

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply on a phased basis starting from financial year 2024 through to 2028 to large EU and non-EU entities, subject to certain financial and employee thresholds being met. If the CSRD is applicable to us, we may incur significant costs to prepare for and manage the administrative aspect of compliance with the CSRD. We note that following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed to 2028. The Omnibus package was approved by the EU Parliament on December 16, 2025, and will simplify compliance for small- and medium-sized enterprises, and all companies with up to 1,000 employees and less than EUR 450 million turnover will be outside the scope of the CSRD. For companies that fall within the scope of the CSRD, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards. The CSRD will now apply to (a) EU undertakings and non-EU issuers that on an individual or group basis have more than EUR 450 million net turnover and 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than EUR 450 million net turnover generated in the EU (individually or on a consolidated basis) for each of the last two consecutive financial years and an EU subsidiary or a branch in the EU with more than EUR 200 million net turnover in the preceding financial year. New systems, including data management systems, personnel, and reporting procedures will have to be put in place, at a significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

Furthermore, a new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024, as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold EUR 450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.

Regulations relating to ballast water discharge that have been in effect since September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Existing vessels constructed before September 8, 2017, must comply with updated standards on or after September 8, 2019, with the exact date depending on the date of the next International Oil Pollution Prevention (“IOPP”) renewal survey. For most vessels, compliance with the standard will involve installing on-board systems to treat ballast water to eliminate unwanted organisms. Ships constructed on or after September 8, 2017, are obligated to comply with the standards on or after September 8, 2017. Pursuant to the BWM Convention, ballast water management systems (or BWMS) installed on or after October 28, 2020 shall be approved in accordance with BWMS Code. Amendment to the BWM Convention on the testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022. Currently, all of our vessels are fitted with an approved ballast water management system.

Furthermore, United States regulations are evolving. Although the 2013 Vessel General Permit (“VGP”) program and the U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange, and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA, and held virtual public meetings in November 2020. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations; until then, the 2013 VGP requirements remain in place. The 2013 VGP provides two options to shipowners or operators to obtain permit coverage: a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. Our vessels are equipped with ballast water treatment systems compliant with EPA requirements.

 New regulations could require the installation of new equipment, which may cause us to incur substantial costs.

 Risks Relating to our Common Stock and Depositary Shares Representing Series B Preferred Shares

We cannot guarantee that our Board of Directors will declare dividends or otherwise return cash to shareholders.

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our dividend policy or determine to return cash to shareholders in other ways, such as share repurchases. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to declare and pay dividends in the future. The timing and amount of any dividends declared will depend on, among other things, (a) our results of operations, financial condition, cash flow, and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments, and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our Board of Directors.

The international containership and containership leasing industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends in each quarter will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters and the rates obtained upon the expiration of our existing charters;

•	the acquisition of additional vessels;

•	the timing of scheduled drydockings;

•	the timing of interest payments, scheduled debt amortization payments, and other payments that might be due under our debt facilities;

•	any delays in the delivery of newbuilding vessels, if any, and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants, and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	any idle time after one charter expires until a new charter is agreed or the vessel is disposed of, should a new charter not be agreed;

•	any unexpected repairs to, or required expenditures on, vessels or dry-docking costs in excess of those anticipated;

•	the loss of a vessel;

•	the prevailing global and regional economic and geopolitical conditions;

•	any changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	any changes in the basis of taxation of our activities in various jurisdictions;

•	any modification or revocation of our dividend policy by our Board of Directors; and

•	the amount of any cash reserves established by our Board of Directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends or to be returned to shareholders in other ways.

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (i.e., retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal years, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus, or net profits to make distributions to us. As a result of these and other factors, we may not be able to pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future or that cash will be returned to shareholders in other ways.

The price of our securities may be volatile.

The price of our common shares and Depositary Shares representing Series B Preferred Shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly revenues and results of operations and those of publicly held containership owners or operators;

•	market conditions in the industry;

•	perceived counterparty risk;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or other containership owners or operators;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation, including taxation; and

•	the general state of the securities markets.

The international containership industry is highly unpredictable and volatile. The market for common shares and Depositary Shares representing Series B Preferred Shares in companies operating in this industry may be equally volatile.

We have anti-takeover provisions in our organizational documents that may discourage a change of control.

Certain provisions of our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws may have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

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

Our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws require a quorum of the majority of our common stock outstanding in order to conduct business at any meeting of shareholders (including our annual meetings of shareholders). Due to the increased size and diversified nature of our shareholder base, it has become administratively more difficult to obtain the current quorum at shareholder meetings. Preparing proxy materials, including the printing and mailing of such materials to shareholders, together with proxy solicitation in order to reach the quorum requirement, is costly. Further, adjourning shareholder meetings for failure to obtain the requisite quorum also leads to increased costs. If we are unable to obtain the minimum quorum requirement to conduct business at shareholder meetings, we may be unable to effectively conduct certain business.

Our management is required to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management, and other personnel devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies increase our legal and financial compliance costs and make some activities more time-consuming and costly.

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

Our shareholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors, and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors, and existing shareholders from directly or indirectly offering, selling, pledging, hedging, or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of up to 180 days after the date of an offering prospectus without the prior written consent of the underwriter(s).

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B Preferred Shares, and accordingly the Depositary Shares, as the case may be.

We pay quarterly dividends on the Series B Preferred Shares, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as, and if declared by our Board of Directors. We may not have sufficient cash available each quarter to pay dividends. In addition, if our Board of Directors does not authorize and declare a dividend for any dividend period prior to the relevant dividend payment date, holders of the Series B Preferred Shares and accordingly the Depositary Shares would not be entitled to receive a dividend for that dividend period. However, any unpaid dividends will accumulate. In addition, we have the option to redeem the Series B Preferred Shares, and accordingly the Depositary Shares, although we may have insufficient cash available to do so or may otherwise elect not to do so.

The amount of cash we can use to pay dividends or redeem our Series B Preferred Shares and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements, and other cash needs;

•	the amount of any cash reserves established by our Board of Directors;

•	restrictions under Marshall Islands law as described below;

•	restrictions under our credit facilities and other instruments and agreements governing our existing and future debt as described below; and

•	our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry and other factors (see “—Risks Relating to our Business” above), many of which are beyond our control.

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

Further, the terms of our credit facilities may prohibit us from declaring or paying any dividends or distributions on preferred stock, including the Series B Preferred Shares, or redeeming, purchasing, acquiring, or making a liquidation payment on preferred stock in certain circumstances.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2023 through 2025, under the “publicly-traded” test. Whether we may satisfy the “publicly-traded” test depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2026 or future taxable years. See Item “10. Additional Information—E. Taxation—Taxation of Global Ship Lease—The Section 883 exemption” for a more comprehensive discussion of the U.S. federal income tax rules related to Section 883.

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

Further, in a case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC 50,337, the Fifth Circuit held that a vessel time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income. Subsequently, the IRS has stated that it disagrees with and will not acquiesce to the rental versus services distinction in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Further, the facts in Tidewater are not directly analogous to our facts. No assurance can be given that the IRS or a court of law would accept our position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

If the IRS were to determine that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Distributions paid by us with respect to our shares will not constitute qualified dividend income if we were a PFIC in the year we pay a dividend or in the prior taxable year and, hence, will not be eligible for the preferential rate of tax that applies to qualified dividend income. In addition, our U.S. shareholders (other than shareholders who have made a “qualified electing fund” or “mark-to-market” election) will be subject to special rules relating to the taxation of “excess distributions”—with excess distributions being defined to include certain distributions we may make on our Class A common shares as well as gain recognized by a U.S. holder on a disposition of our Class A common shares. In general, the amount of any “excess distribution” will be allocated ratably to each day of the U.S. holder’s holding period for our Class A common shares. The amount allocated to the current year and any taxable year prior to the first taxable year for which we were a PFIC will be included in the U.S. holder’s gross income for the current year as ordinary income. With respect to amounts allocated to prior years for which we were a PFIC, the tax imposed for the current year will be increased by the “deferred tax amount,” which is an amount calculated with respect to each prior year by multiplying the amount allocated to such year by the highest rate of tax in effect for such year, together with an interest charge as though the amounts of tax were overdue. See Item 10.E. “Additional Information—Taxation—Tax consequences of holding Class A common shares—Consequences of possible passive foreign investment company classification.” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we were treated as a PFIC (including those applicable to U.S. shareholders who make a qualified electing fund or mark-to-market election).

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We and our vessel owning subsidiaries may be subject to tax in certain jurisdictions in which we are organized, own assets or have operations, which would reduce the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority, or a change in law in a jurisdiction in which we operate (including Hong Kong), where certain inactive Hong Kong subsidiaries (one was dissolved in 2025 and two remain inactive as of December 31, 2025) are also liable for income tax on interest income earned from non-shipping activities, could result in additional tax imposed on us, further reducing the cash available for distribution.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (the “OECD”) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars”. Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis on multinational enterprise groups with consolidated annual revenues of at least €750 million in at least two of the four preceding fiscal years. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. In 2024, these guidelines were declared effective and must now be or have been enacted by those OECD member countries. Also in 2024, Greece enacted legislation implementing Pillar Two. In certain jurisdictions, including Greece, qualifying international shipping income is generally excluded from the computation of the effective tax rate for purposes of determining any global minimum tax liability, provided that the applicable exemption requirements are satisfied. However, the interpretation and application of these rules remain subject to evolving administrative guidance and regulatory developments. If we are in the scope of OECD’s Pillar Two rules, including due to our inability to satisfy the requirements of the international shipping exemption, the amount of taxes we incur in those jurisdictions, our global effective tax rate, and our cost of compliance could significantly increase, which could have a material adverse impact on our results of operations, cash flows, and financial condition.

In addition, GSL Enterprises Ltd., a wholly-owned subsidiary of ours, operates a branch office in Greece licensed under Article 25 of Greek Law 27/1975 as a ship-broking and chartering office. This branch provides ship-broking, administrative and related support services to us and our vessel-owning subsidiaries, and is subject to a separate regulatory and tax framework applicable to Article 25 offices. Such offices benefit from exemptions from ordinary Greek income taxation and certain indirect taxes in respect of income generated within the scope of their approved activities, provided that prescribed operational conditions are satisfied, including the importation of foreign currency to fund local expenses. Pursuant to Article 43 of Greek Law 4111/2013, these offices are instead subject to a special contribution mechanism calculated by reference to foreign currency funds introduced into Greece, the payment of which is intended to satisfy the Greek income tax liability arising from the activities carried out by the branch. Any modification to the regulatory or tax treatment of Article 25 offices, including changes affecting the contribution regime or licensing conditions, could increase our compliance costs or tax exposure and may adversely affect our results of operations, cash flows, and financial condition.

Item 4.	Information on the Company

   A. History and Development of the Company

Our legal and commercial name is Global Ship Lease, Inc. We are a Republic of the Marshall Islands corporation that owns a fleet of mid-sized and smaller containerships which we charter out under fixed-rate charters to reputable container shipping companies.

The mailing address of our principal executive office is c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens 14561, Greece and our telephone number at that address is +30 210 6233670. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Our website address is http://www.globalshiplease.com. None of the information contained on these websites is incorporated herein by reference or forms a part of this Annual Report. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

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

Since the Poseidon Transaction, we have continued to expand our fleet, and have acquired 41 additional vessels; this includes the Newly Acquired Vessels that we agreed to purchase in December 2025 for an aggregate price of $90.0 million, of which two were delivered to us in December 2025 and the last one in January 2026. In addition, during May 2025, we agreed to sell an older vessel Dimitris Y (5,936 TEU, built 2000), which was delivered to her new owners on October 13, 2025.

As of March 12, 2026, we owned 71 mid-sized and smaller containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 423,003 TEU. 41 ships are wide-beam Post-Panamax. See “Item 4. Information on the Company—B. Business Overview.”

Class A Common Shares

In July 2023, our Board of Directors replenished our share repurchase program with the authorization of our repurchase of an additional $40.0 million of Class A common shares (our “Share Repurchase Program”). During the year ended December 31, 2023, we repurchased an aggregate of 1,242,663 Class A common shares at an average price of $17.68 per share, for a total of $22.0 million.

During the year ended December 31, 2023, 440,698 Class A common shares were issued under the Global Ship Lease, Inc. 2019 Omnibus Incentive Plan (the “Equity Incentive Plan”).

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

On August 16, 2024, we entered into an equity distribution agreement under which we could, from time to time, opportunistically offer and sell Class A common shares having an aggregate offering price of up to $100.0 million (the “Prior Common Shares ATM Program”). As of December 31, 2024, we issued 27,106 Class A common shares pursuant to the Prior Common Shares ATM Program at an average price of $27.02. The Prior Common Shares ATM Program expired on September 16, 2025, and was renewed and replaced by the Common Shares ATM Program (discussed below).

During the year ended December 31, 2024, 483,713 Class A common shares were issued under the Equity Incentive Plan.

As at December 31, 2024, there were 35,447,370 Class A common shares outstanding.

On September 23, 2025, we renewed and replaced our Prior Common Shares ATM Program, on similar terms, and in connection therewith, entered into a new equity distribution agreement, pursuant to which we may, from time to time, offer and sell up to $100.0 million of our Class A common shares, in aggregate (the “Common Shares ATM Program”). At the time of such expiration, remaining capacity under the Prior Common Share ATM Program was approximately $99.3 million (out of the original $100.0 million). We did not sell any Class A common shares under the Common Shares ATM Program in 2025.

During the year ended December 31, 2025, 466,258 Class A common shares were issued under the Equity Incentive Plan.

As at December 31, 2025, there were 35,913,628 Class A common shares outstanding.

Depositary Shares

On August 20, 2014, we issued 1,400,000 Depositary Shares (the “Depositary Shares”), each of which represents 1/100th of one share of our Series B Preferred Shares representing an interest in a total of 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share), priced at $25.00 per Depositary Share (NYSE:GSL-B). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at our discretion, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per Depositary Share).

On December 29, 2022, we entered into an At Market Issuance Sales Agreement, pursuant to which we could offer and sell, from time to time, up to $150.0 million of our Depositary Shares (the “Prior Depositary Shares ATM Program”). During the years ended December 31, 2022, 2023 and 2024, we did not sell any Depositary Shares under the Depositary Shares ATM Program. The Prior Depositary Shares ATM Program expired on September 16, 2025, and was renewed and replaced by the Depositary Shares ATM Program (discussed below).

On September 23, 2025, we renewed and replaced our Prior Depositary Shares ATM Program, on similar terms, and in connection therewith, entered into a new At Market Issuance Sales Agreement, pursuant to which we may, from time to time, offer and sell up to $150.0 million of our Depositary Shares, in aggregate (the “Preferred Shares ATM Program”). The Preferred Shares ATM program renewed and replaced our prior “at the market” offering program that was in place with B. Riley Securities, Inc., on similar terms, which expired on September 16, 2025 (the “Prior Preferred Shares ATM Program”). At the time of such expiration, no sales were made under the Prior Preferred Shares ATM Program. We did not sell any shares under the Preferred Shares ATM Program in 2025.

As at December 31, 2025, 4,359,190 Depositary Shares were outstanding, representing an interest in 43,592 Series B Preferred Shares.

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

On March 5, 2025, we announced an increase in our supplemental quarterly dividend by $0.075 per Class A common share (subject to declaration by our Board of Directors), representing an 16.7% increase, at that time, on our quarterly dividend of $0.45 per Class A common share (taking into account regular and supplemental quarterly dividend). Following the announced increase, our Board of Directors declared a dividend of $0.525 per Class A common share for the first quarter of 2025, which was paid on June 3, 2025 to shareholders of record as of May 23, 2025.

On March 6, 2025, our Board of Directors declared a dividend of $0.546875 per Depositary Share, which was paid on April 1, 2025 to all Series B Preferred Shareholders of record as of March 25, 2025.

On June 4, 2025, our Board of Directors declared a dividend of $0.546875 per Depositary Share, which was paid on July 1, 2025 to all Series B Preferred Shareholders of record as of June 23, 2025.

On July 8, 2025, we announced updates to three leading credit rating agencies. Moody’s Investor Service has maintained its Ba2 Corporate Family Rating, with a stable outlook, S&P Global Ratings has affirmed its long-term issuer credit rating of BB+, with a stable outlook, and the Kroll Bond Rating Agency has kept our corporate rating at BB+, with a stable outlook, while also affirming the BBB/stable investment grade rating and outlook for our 5.69% Senior Secured Notes due 2027.

On August 5, 2025, our Board of Directors declared a dividend of $0.525 per Class A common share for the second quarter of 2025, which was paid on September 4, 2025 to common shareholders of record as of August 22, 2025.

On September 10, 2025, our Board of Directors declared a dividend of $0.546875 per Depositary Share, which was paid on October 1, 2025 to all Series B Preferred Shareholders of record as of September 24, 2025.

On November 10, 2025, we declared a dividend of $0.625 per Class A common share for the third quarter of 2025,which was paid on December 4, 2025 to common shareholders of record as of November 21, 2025. Our Board of Directors determined that sustained market demand for our fleet and our progress on securing forward fixtures at attractive levels supports a $0.10 per share increase in our quarterly supplemental dividend, amounting to a 19.0% increase in total annualized dividends per share, to $2.50 ($0.625 per quarter).

On December 8, 2025, we announced that our Board of Directors declared a dividend of $0.546875 per Depositary Share, which was paid on January 2, 2026 to all Series B Preferred Shareholders of record as of December 23, 2025.

On February 11, 2026, our Board of Directors declared a dividend of $0.625 per Class A common share for the fourth quarter of 2025, that was paid on March 6, 2026 to common shareholders of record as of February 24, 2026.

On March 9, 2026, our Board of Directors declared a dividend of $0.546875 per Depositary Share, scheduled to be paid on April 1, 2026 to all Series B Preferred Shareholders of record as of March 25, 2026.

Please see “Item 8. Financial Information – Dividend Policy.”

 B. Business Overview

Our Fleet

As of December 31, 2025, there were 70 containerships in the fleet, and 71 containerships total as of February 28, 2026, including the third Newly Acquired Vessel, Cypress, which was delivered to us in January 2026. Charters agreed up until February 28, 2026, are detailed in the table below:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	1Q29	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q32	4Q32	65,000 (3)
Anthea Y (1)	9,115	31,890	2015	MSC	4Q28	4Q28	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q32	4Q32	65,000 (3)
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd	3Q27	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd	3Q26	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,199	2015	Hapag Lloyd	2Q27	3Q29	Footnote (5)
Czech (1)	9,019	31,319	2015	Hapag-Lloyd	4Q26	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q30	1Q31	Footnote (6)
MSC Qingdao	8,603	34,586	2004	MSC (6)	4Q30	1Q31	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC	3Q30	1Q31	Footnote (7)
GSL Alexandra	8,599	37,809	2004	Maersk (8)	2Q28	3Q28	Footnote (8)
GSL Sofia	8,599	37,777	2003	Maersk (8)	3Q28	3Q28	Footnote (8)
GSL Effie	8,599	37,777	2003	Maersk (8)	3Q28	3Q28	Footnote (8)
GSL Lydia	8,599	37,777	2003	Maersk (8)	2Q28	3Q28	Footnote (8)
Lotus A	8,586	33,026	2010	CMA CGM	2Q26	3Q30	Footnote (9)
Koi	8,586	33,019	2011	CMA CGM	1Q26	2Q30	Footnote (9)
Cypress	8,586	33,026	2011	CMA CGM	2Q26	2Q30	Footnote (9)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (10)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (10)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (10)
Colombia Express (1)	7,072	23,424	2013	Hapag-Lloyd	4Q28	1Q31	Footnote (11)
Panama Express (1)	7,072	23,424	2013	Hapag-Lloyd	4Q29	4Q31	Footnote (11)
Costa Rica Express (1)	7,072	23,424	2013	Hapag-Lloyd	2Q29	3Q31	Footnote (11)
Nicaragua Express (1)	7,072	23,424	2013	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM (12)	3Q29	3Q29	37,750 (12)
Mexico Express (1)	6,918	23,970	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
Jamaica Express (1)	6,918	23,915	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (13)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (13)
Agios Dimitrios	6,572	24,931	2011	MSC	3Q30	4Q30	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	Footnote (14)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	Footnote (14)
GSL Arcadia	6,008	24,858	2000	Maersk (15)	1Q29	2Q29	12,700 (15)
GSL Violetta	6,008	24,873	2000	Maersk (15)	1Q29	1Q29	12,900 (15)
GSL Maria	6,008	24,414	2001	Maersk (15)	1Q30	2Q30	12,700 (15)
GSL MYNY	6,008	24,876	2000	Footnote (15)	1Q29	2Q29	Footnote (15)
GSL Melita	6,008	24,859	2001	Maersk (15)	3Q29	3Q29	12,700 (15)
GSL Tegea	5,994	24,308	2001	Maersk (15)	3Q29	4Q29	12,700 (15)
GSL Dorothea	5,994	24,243	2001	Maersk (15)	3Q29	3Q29	12,700 (15)
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (16)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Orca I	5,308	20,633	2006	Footnote (17)	3Q28	4Q28	Footnote (17)
Dolphin II	5,095	20,596	2007	Footnote (17)	1Q28	2Q28	Footnote (17)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q29	4Q29	35,500 (18)
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q29	1Q30	35,500 (18)
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (19)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (19)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (19)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (19)
GSL Rossi	3,421	16,420	2012	ZIM	1Q29	2Q29	35,000 (20)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q28	3Q28	31,000
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q28	4Q28	33,000
GSL Melina	3,404	16,703	2013	Maersk	4Q26	4Q26	29,900
Athena	2,980	13,538	2003	MSC	2Q27	3Q27	Footnote (21)
GSL Valerie	2,824	11,971	2005	ZIM	2Q27	3Q27	Footnote (22)
GSL Mamitsa	2,824	11,949	2007	RCL	1Q28	2Q28	28,000
GSL Lalo	2,824	11,950	2006	MSC	2Q27	3Q27	Footnote (23)
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	Footnote (24)
GSL Elizabeth	2,741	11,530	2006	Maersk	3Q28	4Q28	20,360 (25)
Newyorker	2,635	11,463	2001	Maersk	2Q27	3Q27	Footnote (26)
Nikolas	2,635	11,370	2000	CMA CGM	4Q26	2Q27	26,000
GSL Chloe	2,546	12,212	2012	ONE	1Q27	2Q27	Footnote (24)
GSL Maren	2,546	12,243	2014	OOCL	2Q28	3Q28	16,500 (27)
Maira	2,506	11,453	2000	CMA CGM	1Q27	2Q27	26,000
Manet	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi	2,220	11,652	2002	MSC	4Q26	1Q27	Footnote (28)
Julie	2,207	11,731	2002	MSC	3Q27	3Q27	Footnote (29)

(1)    Modern design, high reefer capacity, fuel-efficient “ECO” vessel.

(2)    In many instances, charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to December 31, 2025, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)    Zim Norfolk and Zim Xiamen were forward extended for 60 – 63 months. The extensions, at confidential rates, are expected to commence between 2Q-3Q 2027.

(4)    Anthea Y is fixed for 36 months +/- 30 days and is chartered at a confidential rate.

(5)    Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q 2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech are chartered at confidential rates. 12 months extension options were exercised in 3Q 2025 for Bremerhaven Express and Sydney Express.

(6)    MSC Tianjin, MSC Qingdao and Agios Dimitrios are chartered at confidential rates. MSC Tianjin, MSC Qingdao and Agios Dimitrios were forward fixed in direct continuation for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2027. MSC Tianjin, MSC Qingdao and Agios Dimitrios new charters are at confidential rates. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(7)    GSL Ningbo is chartered at a confidential rate. GSL Ningbo is forward fixed in direct continuation for 36 – 38 months. The new charter is at a confidential rate and is expected to commence on 3Q 2027.

(8)    GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia. After the initial charter period, extension options were exercised by charterers at confidential rates. Thereafter, the ships have been forward fixed for approximately 24 months, at confidential rates, with the new charters expected to commence in 2Q-3Q 2026.

(9)    Lotus A and Koi were delivered to our fleet on December 12, 2025, and December 29, 2025, respectively. Cypress was delivered on January 9, 2026. Lotus A, Koi and Cypress charters, at confidential rates, have flexible durations, with latest redeliveries in mid-2030.

(10)   GSL Eleni, GSL Kalliopi and GSL Grania, are chartered for 35 – 38 months, after which the charterer has the option to extend each charter for a further 12 – 16 months. Each charter is at confidential rates.

(11)   Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) are fixed to Hapag-Lloyd for 60 months +/- 45 days, followed by two periods of 12 months each at the option of the charterer. The charters are at confidential rates.

(12)   CMA CGM Berlioz was forward fixed for 36 – 38 months. The new charter, at confidential rate, is expected to commence in 1Q 2026.

(13)   GSL Nicoletta and GSL Christen are chartered at confidential rates.

(14)   GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The charters are at confidential rates.

(15)   GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea, in April 2025 for GSL MYNY and in September 2025 for GSL Maria. The vessels were forward fixed for 36 – 38 months to a leading liner company. The new charters are expected to commence between 1Q 2026 and 1Q 2027, following completion of drydocking in some cases, and are at confidential rates. As of December 31, 2025, GSL MYNY is under drydock.

(16)   Ian H charter is chartered at confidential rate.

(17)   Dolphin II and Orca I are fixed to a leading liner company. Each charter is at confidential rates.

(18)   GSL Château d’If and CMA CGM Alcazar were forward fixed for 36 – 38 months. The new charters, at confidential rates, are expected to commence between 3Q-4Q 2026.

(19)   GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at confidential rates.

(20)   GSL Rossi was forward fixed for 35-37 months. The new charter, at confidential rates, is expected to commence in 2Q 2026.

(21)   Athena is fixed for 24 – 30 months. The charter is at confidential rate.

(22)   GSL Valerie. The charter is at confidential rate.

(23)   GSL Lalo. The charter is at confidential rate.

(24)   GSL Mercer and GSL Chloe. The charters are at confidential rates.

(25)   GSL Elizabeth was forward fixed for 24 – 27 months. The new charter, at confidential rate, is expected to commence in 3Q 2026.

(26)   Newyorker is chartered at a confidential rate.

(27)   GSL Maren was forward fixed in direct continuation for 24 – 26 months. The new charter, at confidential rate, is expected to commence in 2Q 2026.

(28)   Kumasi is chartered at a confidential rate.

(29)   Julie is chartered at a confidential rate.

Fleet Development

As of December 31, 2025, our fleet consisted of 70 containerships, and 71 containerships total as of February 28, 2026, including the delivery of Cypress (the last of the three Newly Acquired Vessels) in January 2026, with an aggregate capacity of 423,003 TEU and a TEU-weighted average age of approximately 17.9 years.

Vessel Acquisitions

In 2023, we purchased four containerships, each with a carrying capacity of 8,544 TEU, for an aggregate purchase price of $123.3 million, which were delivered to us in May and June 2023.

In November 2024, we agreed to purchase four high-reefer ECO 9,019 TEU vessels, which we refer to as the 2024 Acquired Vessels, for an aggregate price of $274.0 million. Three of the vessels were delivered to us in December 2024 and the fourth in January 2025.

In December 2025, we announced the purchase of three 8,586 TEU, Korean-built containerships with ECO upgrades, which we refer to as the Newly Acquired Vessels, for an aggregate purchase price of $90.0 million. The Newly Acquired Vessels were purchased with attached charters with a leading liner company. Two of the Newly Acquired Vessels were delivered to us in December 2025 and the third one in January 2026.

Vessel Disposals

On March 23, 2023, we sold GSL Amstel, a 2008-built, 1,118 TEU containership, for net proceeds of $5.9 million.

In December 2024, we agreed to sell Tasman, a 5,936 TEU vessel for a sale price of $31.5 million. In February 2025, we agreed to sell Akiteta (2,220 TEU) and Keta (2,207 TEU) for a sale price of $11.0 million and $12.0 million, respectively. We have completed the sales of Tasman (5,936 TEU, built 2000), Akiteta (2,220 TEU, built 2002), and Keta (2,207 TEU, built 2003) for an aggregate gain of $28.3 million, with the vessels delivered to their new owners in the first quarter of 2025.

In May 2025, Dimitris Y (5,936 TEU, built 2000) was contracted to be sold for $35.6 million. On October 13, 2025, the vessel was delivered to her new buyers, for a gain of $17.9 million.

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

Off-hire

Under a time charter, when the vessel is not available for service, and is “off-hire”, the charterer generally is not required to pay charter hire (unless the charterer is responsible for the circumstances giving rise to the ship’s unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. Additionally, in many cases the charterer has the option to extend the latest redelivery date by the off-hire days. A vessel generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the vessel, including, among other things:

•	certain drydocking for repairs, maintenance or classification society inspection;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•	any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in the charterer’s lost time;

•	crewing labor boycotts, strikes, or certain vessel arrests; or

•	governmental restrictions, prohibitions, or regulations relating to the vessel’s flag, ownership, management, or crewing;

•	arrest or detention of the vessel by a third party; or

•	our failure to maintain the vessel in compliance with the charter’s requirements, such as maintaining operational certificates.

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

Technical Management

Technomar provides us with all day-to-day technical ship management services, pursuant to a technical management agreement with each of our vessel-owning subsidiaries (as amended from time to time, the “TTMA”) for all of the vessels in our fleet. Each TTMA was amended and restated in March 2024 (with effect from January 1, 2024) to expand Technomar’s responsibilities in view of EU ETS requirements, again amended and restated in March 2025 (with effect from January 1, 2025) to expand Technomar’s responsibilities in view of FEUM requirements, as detailed below, and again amended and restated in February 2026 (with effect from January 1, 2026) to clarify the applicability of fees with respect to such EU ETS and FEUM services.

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

We pay Technomar a daily management fee of Euro 850 from January 1, 2026, compared to Euro 820 for 2025, per vessel, payable in monthly instalments in advance in U.S. dollars, which, in addition to the technical ship management services noted above, includes administrative support services provided to us including accounting and financial reporting, treasury management and legal services. We also pay Technomar a fee of EUR 7,500, per annum per vessel, pro rata, for the provision of additional services relating to our compliance with (i) EU ETS requirements, effective January 1, 2024, and (ii) FEUM requirements, effective January 1, 2026, such services including, among others, gathering and monitoring emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and managing and monitoring EU ETS trading accounts on our behalf. Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. The fee covering EU ETS and FEUM services is subject to a good faith re-appraisal as market standards evolve.

We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms. For additional information on each TTMA, including term and termination provisions, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements.”

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

Pursuant to a Brokerage Services Agreement dated February 21, 2020 among us, each vessel owning subsidiary and GSL Enterprises Ltd. (“GSL Enterprises”), GSL Enterprises has been engaged by us and the vessel owning subsidiaries to provide various brokerage, administrative and other services. GSL Enterprises receives a base fee of $1,600 per month per vessel plus supplemental fees from January 1, 2026 compared to $1,300 for 2025. The Brokerage Services Agreement can be terminated by mutual agreement at any time or by either party in case of the other party’s breach of the terms of the agreement.

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

The following table shows the classification societies for our vessels and lists the date by which they need to have completed their next drydocking.

Vessel Name	Classification Society	Drydocking Date(1)
CMA CGM Thalassa	RINA	Dec-26
ZIM Norfolk	RINA	Jun-30
Anthea Y	RINA	Jul-30
ZIM Xiamen	RINA	Feb-28
Sydney Express	DNV	Jan-29
Istanbul Express	DNV	Apr-31
Bremerhaven Express	DNV	Mar-31
Czech	RINA	Mar-28
MSC Tianjin	RINA	Aug-29
MSC Qingdao	BV	Apr-29
GSL Ningbo	BV	May-29
GSL Alexandra	RINA	Jul-28
GSL Sofia	RINA	May-28
GSL Effie	RINA	Sep-28
GSL Lydia	RINA	Mar-28
Koi	KR	Apr-26
Lotus A	KR	Apr-30
Cypress	KR	Apr-26
GSL Eleni	RINA	Jul-29
GSL Kalliopi	RINA	Oct-29
GSL Grania	RINA	Sep-29
Colombia Express	RINA	Jan-29
Panama Express	RINA	Nov-29
Costa Rica Express	RINA	Jul-29
Nicaragua Express	RINA	Nov-29
CMA CGM Berlioz	BV	Julr-26
Mexico Express	DNV & RINA	Sep-29
Jamaica Express	DNV & RINA	Sep-29
GSL Christen	RINA	Feb-28
GSL Nicoletta	RINA	Nov-27
Agios Dimitrios	BV	Jun-29
GSL Vinia	BV	Oct-29
GSL Christel Elisabeth	BV	Sep-29
GSL Arcadia	DNV	Feb-26
GSL Violetta	RINA	Nov-30
GSL Maria	RINA	Dec-26
GSL MYNY	RINA	DD in progress
GSL Melita	RINA	May-26
GSL Tegea	RINA	Jun-26
GSL Dorothea	RINA	May-26
Ian H	BV	Dec-29
GSL Tripoli	RINA	May-28
GSL Kithira	RINA	Jan-29
GSL Tinos	RINA	Jul-28
GSL Syros	RINA	Mar-28
Dolphin II	BV	Jan-27
Orca I	BV	Nov-26
CMA CGM Alcazar	BV	Nov-27
GSL Château d’If	BV	Dec-27
GSL Susan	RINA	May-28
CMA CGM Jamaica	DNV	Sep-26
CMA CGM Sambhar	RINA	Jul-26
CMA CGM America	RINA	Sep-26
GSL Rossi	RINA	Mar-27
GSL Alice	RINA	Jan-29
GSL Eleftheria	RINA	May-28
GSL Melina	RINA	Nov-28
Athena	RINA	Feb-28
GSL Valerie	DNV	Jun-30
GSL Mamitsa	RINA	Feb-30
GSL Lalo	RINA	Aug-26
GSL Mercer	RINA	May-27
GSL Elizabeth	RINA	Jun-26
GSL Chloe	RINA	Feb-30
GSL Maren	RINA	Mar-29
Maira	RINA	Aug-30
Nikolas	RINA	Aug-30
Newyorker	RINA	Jan-31
Manet	BV	Oct-26
Kumasi	BV	Mar-27
Julie	RINA	Nov-27

(1)	Expected date of drydocking assumes that the vessel qualifies for in-water inspections at the intermediate survey.

The table does not take account of discretionary drydockings to effect vessel upgrades, or in response to proposed or actual regulatory changes such as for ballast water treatment.

Competition

We operate in markets that are highly competitive. We expect to compete for vessel purchases and charters based upon price, customer relationships, operating expertise, professional reputation and size, age, and condition of the vessel. We also expect to compete with many other companies, both other owners and operators to, among other things, purchase newbuildings and secondhand vessels to grow our fleet.

We expect substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors may have greater financial resources than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. Due to the recent industry downturn, there has been an increased number of vessels available for charter, including many from owners with strong reputations and experience. Excess supply of vessels in the container shipping market results in a more active short-term charter market and greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with existing customers or obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations, and financial condition.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses, and certificates with respect to our vessels. The kinds of permits, licenses, and certificates required depend upon several factors, including the commodities transported, the waters in which the vessel operates, the nationality of the vessel’s crew, and the age of a vessel. Not all of the permits, licenses, and certificates currently required to operate the vessels globally have been obtained by us or our ship managers. For example, Julie has not been certified to comply with all U.S., Canadian, and Panama Canal regulations, as our charterers do not intend to operate it in these waters. However, permits can be obtained in case charterers wish to trade the vessels in the U.S. or Canada and/or transit the Panama Canal.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels. We are subject to international conventions and codes, and national, state, and local laws and regulations in the jurisdictions in which our vessels operate or are registered, including, among others, those governing the generation, management, and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges. Because such laws and regulations frequently change, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale or current market value or useful lives of our vessels.

A variety of government, quasi-government, and private entities require us to obtain permits, licenses, or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews, and compliance with United States and international regulations and with flag state administrations.

The following is an overview of certain material governmental regulations that affect our business and the operation of our vessels.

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. The IMO has adopted international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants, and air emissions.

Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide (or NOx), nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap (currently 0.1%) on the sulfur content applicable inside Emission Control Areas, or ECAs. Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area, and the U.S. Caribbean Sea area. At the MEPC78, the IMO approved a proposal for a new ECA for the Mediterranean. These amendments, designating the Mediterranean Sea, as a whole, as an ECA for sulfur oxides and particular matter entered into force on May 1, 2025. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which entered into force on March 1, 2026, with effect from March 1, 2027. Other areas in China are subject to local regulations that impose stricter emission controls. Additional geographical areas may be designated as ECAs in the future. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states or countries where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Annex VI establishes tiers of stringent nitrogen oxide (Nox) emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) applicable to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO (such as the Canadian Arctic and the Norwegian Sea). At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for Nox emissions for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including Northwest European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021. Additional ECAs could be established in the future.

From January 1, 2020, the IMO mandated global sulfur cap of 0.5% m/m was implemented. Vessels comply either by being fitted with exhaust gas cleaning systems (“scrubbers”), allowing the vessel to continue to use less expensive, higher sulfur content fuel or by burning more expensive, low sulfur fuel. From March 1, 2020, vessels not fitted with exhaust gas scrubbers cannot have high sulfur content fuel on board. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” (if the flashpoint is under 70°C) and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective on May 1, 2024. Additional amendments intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026.

Our existing time charters call for our customers to supply fuel that complies with Annex VI. It may be that charterers of certain of our vessels will seek to comply with Annex VI by agreeing with us to have scrubbers installed.

These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations.

The IMO has also adopted technical and operational measures aimed at reducing greenhouse gas emissions from vessels. These include the “Energy Efficiency Design Index,” (EEDI) which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” (SEEMP) which is mandatory for all vessels. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. The IMO now requires ships of 5,000 gross tonnage, or grt, or more to record and report their fuel consumption to their flag state at the end of each calendar year. The IMO plans to use this data to adopt an initial greenhouse gas emissions reduction strategy. In 2016 IMO adopted the mandatory IMO Data Collection System (DCS) for ships to collect and report fuel oil consumption data from ships over 5,000 GT. The IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments went into effect on August 1, 2025. A range of IMO-led global projects initiated since 2012 support developing countries in ratifying MARPOL Annex VI and implementing the energy efficiency measures and to support and encourage pilot projects, innovation and R&D. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024. Phase 1 of the review of effectiveness of the measures has been finalized; Phase 2 of the review will run from 2026 to 2028 to further develop the SEMP framework and metrics.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate (IOPP) after September 8, 2019. The MEPC adopted updated guidelines for approval of ballast water management systems at MEPC 70. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention requiring a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments became effective on June 1, 2022. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book entered into force on February 1, 2025, and additional amendments concerning the use of Ballast Water Record Books in electronic form entered into force on October 1, 2025. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

The IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention,” prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels and requires vessels over 400 grt engaged in international voyages to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time, or subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention entered into effect and include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. The amendments require ships to remove this substance, or apply a coating to anti-fouling systems with this substance at the next scheduled renewal of the anti-fouling system after January 1, 2023. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) entered into force on March 1, 2018 and included criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. As all our existing containerships are compliant with MARPOL Annex V requirements; additional amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

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

United States Regulations

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990 (“OPA”), establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S., are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including but not limited to assessment of damages, remediation, damages to natural resources such as fish and wildlife habitat, and agency oversight costs. Although our vessels do not carry oil as cargo, they do carry oil as bunkers, or fuel.

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Effective March 2023, the USCG adjusted the limits of OPA liability for non-tank vessels to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal, and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. Liability limits do not apply under OPA if the responsible party fails or refuses to report the incident where the responsible party knows or has reason to know of the incident or reasonably cooperate and assist as requested in connection with oil removal activities or comply with an order issued under the U.S. Federal Water Pollution Act or Intervention of the High Seas Act, or under CERCLA if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition, and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance, or guarantees. We have obtained the necessary U.S. Coast Guard financial assurance certificates, or COFRs, for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

OPA and CERCLA do not prohibit individual states from imposing their own liability regimes with regard to oil pollution or hazardous substance incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. Nevertheless, future changes to OPA, CERCLA, and other United States environmental regulations could adversely affect our operations.

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the “waters of the United States” and regulating quality standards for surface waters. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA imposes strict liability in the form of penalties for any unauthorized discharges, and substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of waters of the United States (“WOTUS”), thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. This final rule became effective September 8, 2023 and operates to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corps of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise such definition. On November 17, 2025, a new definition of WOTUS was proposed to align with the Supreme Court’s decision, narrowing federal jurisdiction and clarifying exclusions. Public comments closed on January 5, 2026 and as of March 11, 2026, EPA and U.S. Army Corps of Engineers have not announced an expected date for the final WOTUS rule.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. The USCG has not yet issued corresponding enforcement standards, and the current 2013 VGP scheme therefore remains in effect. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subject our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides, and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports, which became effective in January 2023 with respect to containerships. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

European Union Requirements

In waters of the EU, our vessels are subject to regulation by EU-level legislation, including directives implemented by the various member states through laws and regulations of these requirements. These laws and regulations prescribe measures, among other things, to prevent pollution, protect the environment, and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions (Directive 2009/16) of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based on, among other things, their type, age, risk profile, and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health, or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

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

The EU’s directive on the sulfur content of fuels (Directive (EU) 2016/802, which consolidates Directive 1999/32/EC and its various amendments) restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones, and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. The directive has been amended to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Through Directive 2005/35/EC (as amended by Directive 2009/123/EC and as further amended and supplemented from time to time), the EU requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties. Directive 2000/59/EC (as amended and supplemented from time to time) requires all ships (except for warships, naval auxiliary, or other state-owned or state-operated ships on non-commercial service), irrespective of flag, calling at, or operating within, ports of member states to deliver all ship-generated waste and cargo residues to port reception facilities. Under the directive, a fee is payable by the ships for the use of the port reception facilities, including the treatment and disposal of the waste. The ships may be subject to an inspection for verification of their compliance with the requirements of the directive and penalties may be imposed for their breach.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU adopted a regulation (EU Ship Recycling Regulation (1257/2013)), which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The regulation facilitated the ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, or the HKC. The HKC entered into force on June 26, 2025. The EU regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The regulation entered into force on December 30, 2013, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation. Now that the HKC was ratified, it is expected that the EU Ship Recycling Regulation will be reviewed in light of this.

The EU is considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements (as described above in respect of the EU Ship Recycling Regulation (1257/2013)), promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The European Maritime Safety Agency was established to provide technical support to the EU Commission and member states in respect of EU legislation pertaining to maritime safety, pollution, and security. The EU, any individual country or other competent authority may adopt additional legislation or regulations applicable to us and our operations.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from these proposals: (a) the EU ETS, a bespoke emissions trading scheme for the maritime sector which commenced in 2024 and applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU Maritime regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2026 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, EU ETS applies gradually over the period from 2024 to 2026. In 2025, shipping companies had to surrender 40% of EU ETS allowances for 2024 emissions; shipping companies will have to surrender 70% of EU ETS allowances in 2026 for 2025 emissions and 100% in 2027 for 2026 emissions. The cap under the EU ETS was set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from the year 2021 capturing 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. This measure is the IMO’s proposed Net Zero Framework, the vote on which was due to take place in October 2025 but was postponed by one year. From a risk management perspective, new systems, including personnel, data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures, need to be already in place, at significant cost, to manage the administrative aspect of EU ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU initiative of its ‘Fit for 55’ package, which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that, from January 1, 2025, the greenhouse has intensity of fuel used by covered vessels is reduced by 2%, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions, and borrow compliance balances from future years. By June 30, 2026, a FuelEU Document of Compliance is required to be kept on board a vessel to show compliance. Both the ETS and FuelEU schemes have significant impacts on the management of vessels calling to EU ports, by increasing the complexity and monitoring of, and the costs associated with the operation of vessels, and by affecting the relationships with our time charterers.

Other Greenhouse Gas Legislation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement, which withdrawal took effect on January 27, 2026.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. Nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identified “levels of ambition” to reducing greenhouse gas emissions, including decreasing the carbon intensity from ships, reducing carbon dioxide emissions per transport work by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels, and reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008. At MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including: (i) decline of carbon intensity through further improvement of the energy efficiency for new ships; (ii) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008; (iii) uptake of zero or near-zero Green House Gas (“GHG”) emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (iv) to reach net-zero GHG emission by or around 2050. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 MEPC agreed to adjourn the meeting on adoption until October 2026. UK too is consulting on introducing a UK based emissions trading scheme (UK ETS) to apply from 2026 for ships above 5000GT but for domestic voyages only (i.e., voyages taking place between two UK ports). These regulations could cause us to incur additional substantial expenses.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. In December 2023, at COP28, the United States announced a rule under the CAA to reduce methane emissions from oil and gas operations, covering both new and existing oil and gas sources. This rule took effect on March 8, 2024. The EPA estimated that future methane emissions would be reduced by 80% compared to the projections without this rule. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S., or other countries in which we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them.

Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Of particular importance, due to the trade intensity in these areas, are the ECAs, which cover the entire coastline up to 12 nautical miles, created in Hong Kong and in China, which aim to reduce the levels of ship-generated air pollution and focus on the sulfur content of fuels. All vessels at berth in all ports within Chinese emission control areas are required to use fuel with a maximum sulfur content of 0.5% m/m. Vessels must switch to fuel with a sulfur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. Vessels entering inland waterway ECAs must use fuel with a sulfur content not exceeding 0.10%. From January 1, 2022, a sulfur cap of 0.1% applies to seagoing vessels entering Hainan Waters within the coastal ECA. China was evaluating whether to expand the 0.10% requirement to all other coastal waters, and if requirements are expanded we may incur additional costs. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the inland ECAs). Ships may also be required to report energy consumption data to Chinese regulatory authorities before leaving port.

In Hong Kong, effective January 1, 2019, all vessels are required to use fuel with a sulfur content not exceeding 0.5% m/m (with certain exemptions permissible with advance permission when the vessel is utilizing technology to reduce emissions) within Hong Kong waters, regardless of whether the vessels are at berth or sailing. In Taiwan, ships not fitted with exhaust gas scrubbers must burn fuel with a sulfur content not exceeding 0.5% m/m when entering its international commercial port areas.

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

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, the SOLAS Convention, and the ISPS Code.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings, and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking, or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators, and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery, increased value and war risks insurances, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value, which we expect to assess at least annually, with certain deductibles per vessel per incident. We also maintain freight value coverage for each of our vessels under which in the event of total loss or constructive total loss of a vessel, we will be entitled to recover the lost anticipated long-term income. As required by the terms of our credit facilities, we have assigned certain of our insurance policies to our lenders and will be subject to restrictions on our use of any proceeds therefrom.

We do not have loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We evaluate obtaining such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations (“Clubs”), which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability, and other related expenses resulting from the abandonment, injury, or death of crew, and other third parties, the loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is virtually unlimited, but subject to the rules of the particular protection and indemnity insurer.

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

C. Organizational Structure

Global Ship Lease, Inc. is a Marshall Islands corporation. Each of our vessels is owned by a separate wholly-owned subsidiary. Twenty-one vessels are owned by companies incorporated in the Republic of the Marshall Islands. Fifty vessels are owned by companies incorporated in the Republic of Liberia (including Cypress that was delivered in January 2026); eight of our vessels are under sale and leaseback transactions and while the disponent owners are Liberian companies, their registered owners are Hong Kong (eight) non-GSL companies. GSL Enterprises Ltd., a Marshall Islands corporation which has established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967), provides certain administrative services to the group.

A list of our subsidiaries and their respective countries of incorporation is provided as Exhibit 8.1 to this Annual Report on Form 20-F.

D. Property, Plants and Equipment

Our only material properties are the vessels in our fleet, which are described in “Item 4. Information on the Company—B. Business Overview.” The vessels are affected by environmental and other regulations. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.” Certain of our vessels serve as security under our debt agreements. See “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources —Our Borrowing Activities.” We do not own any real property.

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

Overview

We are a containership owner, incorporated in the Republic of the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.

As of March 12, 2026, we owned 71 mid-sized and smaller containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 423,003 TEU. Forty-one ships are wide-beam Post-Panamax.

We have entered into ship management agreements with third-party ship managers for the day-to-day technical and commercial management of our current fleet of vessels. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” for a more detailed description of our ship management agreements.

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;

•	the number of vessels in our fleet and their charter rates;

•	the terms under which we recharter our vessels once the existing time charters have expired;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys, or otherwise are off-hire;

•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative, and other expenses, and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

•	impairment of our vessels and other non-current assets; and

•	access to, and the pricing and other terms of, our financing arrangements.

As of December 31, 2025, including the three 8,586 TEU, Korean-built containerships delivered on various dates in December 2025 and the third one, Cypress, on January 9, 2026, and all charters agreed during 2025 and through February 28, 2026, the average remaining term of our charters, to the mid-point of redelivery, including options under our control and other than if a redelivery notice has been received, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.24 billion. Contracted revenue was $2.77 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.6 years. The time charters for three of our 71 containerships either have expired or could expire before the end of the first half of 2026, and a further six vessels have charters that could expire during the second half of 2026. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

The container shipping industry suffered a cyclical downturn as a result of the Global Financial Crisis in 2008—2009 and many container shipping companies reported substantial losses. Financial performance of container shipping companies subsequently improved; however, the industry remained under pressure due to oversupply of container ship capacity. In 2020 there was a substantial downturn, triggered by the global COVID-19 pandemic. The industry recovered markedly in 2021, but was followed by negative growth in 2022 and 2023 due to geopolitical tensions driving inflationary macro-economic headwinds, which placed downward pressure on consumer demand and, as a result, on the container shipping industry. Container trade volumes rebounded in 2024, and are estimated to have grown by approximately 5.0% in 2025.

Charter payments have been received on a timely basis and, as of December 31, 2025, charter hire was up-to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Selected Financial Information and Other Data

The following table sets forth our selected consolidated financial and other data as of and for the years ended December 31, 2025, 2024, 2023, 2022, and 2021. Consolidated financial data is derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income and statements of cash flows for the years ended December 31, 2025, 2024, and 2023 and our audited consolidated balance sheets as of December 31, 2025 and 2024, together with the notes thereto, are included in this Annual Report. Our audited consolidated statements of income and cash flows for the years ended December 31, 2022 and 2021 and our audited consolidated balance sheets as of December 31, 2023, 2022, and 2021, and the notes thereto, are not included herein.

49

	2025	2024	2023	2022	2021
	(Expressed in millions of U.S. dollars, except for per share data)
Statement of Income
Operating revenues:
Time charter revenue	$ 766.5	$ 711.1	$ 674.8	$ 645.6	$ 448.0
Operating expenses:
Vessel operating expenses	(208.4)	(191.4)	(179.2)	(167.4)	(130.3)
Time charter and voyage expenses	(25.1)	(23.5)	(23.6)	(21.2)	(13.1)
Depreciation and amortization	(122.0)	(100.0)	(91.7)	(81.3)	(61.6)
General and administrative expenses	(22.1)	(17.1)	(18.3)	(18.5)	(13.2)
Impairment of vessels	—	—	(18.8)	(3.0)	—
Gain on sale of vessels	46.3	—	—	—	7.8
Total operating expenses	(331.3)	(332.0)	(331.6)	(291.4)	(210.4)
Operating Income	435.2	379.1	343.2	354.2	237.6
Non-operating income/(expenses)
Interest income	19.2	16.7	9.8	2.5	0.4
Interest and other finance expenses	(39.0)	(40.7)	(44.8)	(75.3)	(69.2)
Other income, net	6.0	3.7	2.1	1.8	2.8
Fair value adjustment on derivative asset	(5.0)	(5.2)	(5.4)	9.7	—
Income before income taxes	416.4	353.6	304.9	292.9	171.6
Income taxes	—	—	(0.4)	0.0	(0.1)
Net Income	416.4	353.6	304.5	292.9	171.5
Earnings allocated to Series B Preferred Shares	(9.5)	(9.5)	(9.5)	(9.5)	(8.3)
Net Income available to common shareholders	406.9	344.1	295.0	283.4	163.2
Net Earnings per Class A common share in $
Basic	11.40	9.74	8.33	7.74	4.65
Diluted	11.32	9.67	8.21	7.62	4.60
Weighted average number of Class A common shares outstanding
Basic in millions	35.7	35.3	35.4	36.6	35.1
Diluted in millions	36.0	35.6	35.9	37.2	35.5
Net income per Class B common share in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	Nil	Nil	Nil	Nil
Dividend per Class A common share in $	76.1	58.4	53.2	50.5	27.9
Statement of cash flow (1)
Net cash provided by Operating Activities	528.3	430.1	375.0	327.5	247.9
Net cash used in Investing Activities	(351.9)	(254.6)	(152.0)	(9.9)	(463.0)
Net cash (used in)/provided by Financing Activities	(84.7)	(208.6)	(212.2)	(243.3)	318.4
Balance sheet data (at year end)
Total current assets	627.0	301.2	295.7	237.0	143.4
Vessels in operation	1,962.9	1,884.6	1,664.1	1,623.3	1,682.8
Total assets	2,861.2	2,373.2	2,171.8	2,106.2	1,994.1
Debt (current and non-current portion), net	689.1	684.1	812.4	934.4	1,070.5
Class A and B common shares	0.4	0.4	0.4	0.4	0.4
Shareholders’ equity	1.801.0	1,463.5	1,184.4	966.5	712.6
Other data
Number of vessels in operation at year end	71	71	68	65	65
Ownership days	25,323	24,937	24,285	23,725	19,427
Utilization	95.6%	96.1%	95.9%	95.5%	94.3%

(1)	As of December 31, 2023, we made reclassifications to our December 31, 2022 and 2021 statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $24.4 million and $19.2 million for the years ended December 31, 2022 and December 31, 2021, respectively. As of December 31, 2023, we evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim and annual financial statements.

Results of Operations

Year ended December 31, 2025 compared to Year ended December 31, 2024

	Year ended December 31,
	2025	2024
	(in millions of U.S. dollars)
Operating Revenues
Time charter revenue	$ 766.5	$ 711.1
Operating Expenses
Vessel operating expenses	(208.4)	(191.4)
Time charter and voyage expenses	(25.1)	(23.5)
Depreciation and amortization	(122.0)	(100.0)
Gain on sale of vessels	46.3	—
General and administrative expenses	(22.1)	(17.1)
Total operating expenses	(331.3)	(332.0)
Operating Income	435.2	379.1
Non-Operating Income / (Expenses)
Interest income	19.2	16.7
Interest and other finance expenses	(39.0)	(40.7)
Other income, net	6.0	3.7
Fair value adjustment on derivative asset	(5.0)	(5.2)
Net Income	416.4	353.6
Earnings allocated to Series B Preferred Shares	(9.5)	(9.5)
Net Income available to Common Shareholders	$ 406.9	$ 344.1

Operating Revenues

Operating revenues reflect income under fixed rate time charters and were $766.5 million in the year ended December 31, 2025, an increase of $55.4 million, or 7.8%, from operating revenues of $711.1 million for 2024. The increase in operating revenue was mainly due to (i) the net effect of higher rates on charter renewals (ii) the addition of the 2024 Acquired Vessels, the addition of two of the Newly Acquired Vessels offset by the sale of Tasman, Keta, and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025, (iii) a non-cash $4.8 million positive effect from straight lining time charter modifications, and (iv) a non-cash $8.0 million increase in the amortization of intangible liabilities arising from below market charters attached to certain vessel additions offset by an increase in off hire days. There were 1,125 days of offhire and idle time in the year ended December 31, 2025 of which 816 were for scheduled drydockings, compared to 966 days of offhire and idle time in the prior year of which 807 were for scheduled drydockings. Utilization for the year ended December 31, 2025 was 95.6% compared to utilization of 96.1% in the prior year.

Total Operating Expenses

Total operating expenses totaled $331.3 million (or 43.2% of operating revenues) for the year ended December 31, 2025. Total operating expenses totaled $332.0 million for the year ended December 31, 2024 (or 46.7% of operating revenues).

Total operating expenses is primarily comprised of:

•	Vessel Operating Expenses: Vessel operating expenses, which relate to the operation of the vessels themselves, were $208.4 million for the year ended December 31, 2025 (or 27.2% of operating revenues) compared to $191.4 million for the year ended December 31, 2024 (or 26.9% of operating revenues). Ownership days in 2025 were 25,323, up 1.5% on 24,937 of 2024. The increase of $17.0 million was mainly due to (i) the addition of the 2024 Acquired Vessels, the addition of two of the Newly Acquired Vessels offset by the sale of Tasman, Keta, and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025, (ii) an increase in crew expenses following our decision to increase the number of seafarers on board to improve the vessels’ conditions, (iii) an increase in stores, spares, and maintenance expenses for planned main engine maintenance and overhaul of diesel generators, and (iv) the impact of inflation on fees and expenses, including management fees. The average cost per ownership day for the year ended December 31, 2025 was $8,231, compared to $7,670 for the prior year period, up $560 per day, or 7.3%.

•	Time Charter and Voyage Expenses: Time charter and voyage expenses, which comprise mainly of commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous costs associated with a ship’s voyage for the owner’s account, were $25.1 million for the year ended December 31, 2025 (or 3.3% of operating revenues) compared to $23.5 million for the year ended December 31, 2024 (or 3.3% of operating revenues). The increase was mainly due to increased commissions on charter renewals at higher rates and increase in bunkering expenses due to higher off-hire days. The average cost per ownership day was $993, an increase of $49 (or 5.2%), from $944 for 2024.

•	Depreciation and Amortization: Depreciation and Amortization was $122.0 million (or 15.9% of operating revenues) for the year ended December 31, 2025, up from $100.0 million (or 14.1% of operating revenues) in 2024. The increase was mainly due to the 13 drydockings completed in 2025 and the addition of the 2024 Acquired Vessels, the addition of two of the Newly Acquired Vessels offset by the sale of Tasman, Keta, and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025.

•	Gain on sale of Vessels: Tasman (5,936 TEU, built 2000), Akiteta (2,220 TEU, built 2002), and Keta (2,207 TEU, built 2003) were sold for an aggregate gain of $28.3 million in the first quarter of 2025. Dimitris Y (5,936 TEU, built 2000) was sold for an aggregate gain of $17.9 million in the fourth quarter of 2025.

•	General and Administrative Expenses: General and administrative expenses were $22.1 million (or 2.9% of operating revenues) in the year ended December 31, 2025, and were $17.1 million (or 2.4% of operating revenues) for 2024. The average general and administrative expense per ownership day for the year ended December 31, 2025 was $872, compared to $687 in the comparative period, an increase of $185 or 26.9%. The increase was mainly due to a non-cash charge for stock-based compensation expense relating to the Equity Incentive Plan, which is based on the valuation of awards under the Equity Incentive Plan as of the grant date, such valuation being a function of the Company’s increased share price. The Plan was amended, effective September 25, 2025, to replenish the number of Class A common shares that may be issued thereunder by 2,430,000 shares.

Operating Income

As a consequence of all preceding items, operating income was $435.2 million for the year ended December 31, 2025 compared to an operating income of $379.1 million for the year ended December 31, 2024.

Interest Income

Interest income earned on cash balances for the year ended December 31, 2025 was $19.2 million compared to $16.7 million for the year ended December 31, 2024 with the increase being mainly due to higher invested amounts.

Interest and other finance expenses

Interest and other finance expenses for the year ended December 31, 2025 was $39.0 million, down from $40.7 million for the prior year. Interest and other finance expenses for the year ended December 31, 2025 of $39.0 million, included (i) a prepayment fee of $0.2 million following the full repayment of Macquarie Credit Facility and (ii) the non-cash write off of deferred financing costs of $0.7 million on the full repayments of the Macquarie Credit Facility, the HCOB-CACIB Credit Facility and the E.SUN Credit Facility in 2025. In March 2025, we entered into a loan agreement with UBS AG for $85.0 million (the UBS Credit Facility), to refinance certain of our existing loans. The new loan bears interest at a rate of at SOFR plus a margin of 2.15% per annum and has a maturity of three years. During March 2025, we fully repaid the outstanding balance of E.SUN Credit Facility amounting to $5.9 million. During April 2025, we fully repaid the outstanding balance of the Macquarie Credit Facility amounting to $17.5 million and the outstanding balance of the HCOB-CACIB Credit Facility amounting to $46.8 million. Interest and other finance expenses for the year ended December 31, 2024 of $40.7 million, included (i) the non-cash write off of deferred financing costs of $2.7 million on the full repayments of six of our credit facilities and two of our sale and leaseback agreements, (ii) a prepayment fee of $0.7 million on the full repayment of the sale and leaseback agreement with CMB Financial Leasing Co. Ltd., and (iii) a prepayment fee of $0.2 million on the partial repayment of the Macquarie Credit Facility.

Other income, net

Other income, net represents miscellaneous revenue mainly from sundry recharges to charterers under our time charters. In the year ended December 31, 2025, other income, net was $6.0 million, up from $3.7 million in 2024.

Income Taxes

Income taxes for the year ended December 31, 2025 were nil, the same as in 2024.

Net Income

For the year ended December 31, 2025, net income was $416.4 million, compared to a net income of $353.6 million for the year ended December 31, 2024.

Earnings Allocated to Series B Preferred Shares

The dividends payable on the $109.0 million of Series B Preferred Shares outstanding as at December 31, 2025, are presented as a reduction of net income, as and when declared by the Board of Directors. These dividends totaled $9.5 million for each of the years ended December 31, 2025 and 2024, respectively.

Net Income Available to Common Shareholders

Net income available to common shareholders for the year ended December 31, 2025 was $406.9 million, compared to a net income available to common shareholders of $344.1 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared to Year ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023” contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 18, 2025.

B. Liquidity and Capital Resources

Liquidity, Working Capital and Dividends

We anticipate that our principal sources of funds for our short-term liquidity needs will be our primary operating cash flows, long-term bank borrowings, sale and leaseback transactions and other debt raisings, proceeds from asset sales, and cash flows from our equity offerings. In addition, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures, other maintenance capital expenditures, debt repayment, lease payment, and payment of quarterly dividends on our outstanding preferred and common stock. As of December 31, 2025, our current assets totaled $627.0 million, while current liabilities totaled $306.8 million, resulting in a positive working capital position of $320.2 million. Since our working capital is positive, we believe that we have sufficient funds to meet our short-term and long-term liquidity needs although we cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire, and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, and organizing other ship operating necessities, including monitoring and reporting with respect to EU ETS requirements (including related Emission Trading Scheme Allowances) and FEUM compliance, general and administrative expenses, interest, and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. Thirteen drydockings were completed in 2025 for regulatory reasons and 27 vessel upgrades were completed, the total cost of which, excluding the effect of the associated 816 days of off-hire, was $62.5 million. Twelve drydockings were completed in 2024 for regulatory reasons and 49 for vessel upgrades, the total cost of which, excluding the effect of the associated 807 days of off-hire, was $77.5 million. The average cost of the 25 drydockings completed on vessels in the current fleet between January 2024 and December 2025 was $3.4 million with an average loss of revenue of $1.7 million while the relevant vessel was off-hire. The average cost for vessel upgrades due to commercial reasons was $0.6 million.

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

As at December 31, 2025, we had $694.7 million of debt outstanding, comprising $311.0 million of secured bank debt collateralized by vessels, $179.4 million of investment grade rated 2027 Secured Notes collateralized by vessels, and $204.3 million under sale and leaseback financing transactions, which have floating interest rates at SOFR plus a weighted average margin of approximately 2.34%. Assuming SOFR of 4.0%, quarterly interest on total gross debt as at December 31, 2025, without taking into account amortization of the premium or the effect of the interest rate caps, would amount to approximately $10.7 million.

Our credit facilities require that we maintain $20.0 million minimum liquidity at each quarter end on group basis.

As of December 31, 2025 and December 31, 2024, we were in compliance with our debt covenants.

We intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares based on the amount outstanding as of December 31, 2025 on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares. Finally, we may, at the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow. We paid dividends of $0.525 per Class A common share for the first and second quarter of 2025, and $0.625 per Class A common share for the third and fourth quarter of 2025. Effective from first quarter of 2026, we expect that our quarterly dividend will be $0.625 per Class A common share. Please see “Item 8. Financial Information —Dividend Policy.”

Other than costs for drydockings and compliance with environmental regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of December 31, 2025, we had $637.0 million in cash and cash equivalents, including restricted cash, time deposits and other instruments. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

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

Cash Flows

The table below shows our consolidated cash flows for each of the years ended December 31, 2025, 2024, and 2023:

	Year ended December 31,
	2025	2024	2023
	(in millions of U.S. dollars)
Cash flows from operating activities
Net income	$ 416.3	$ 353.6	$ 304.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	122.0	100.0	91.7
Impairment of vessels	-	-	18.8
Gain on sale of vessels	(46.3)	-	-
Amounts reclassified to other comprehensive income	-	0.9	0.2
Amortization of derivative assets’ premium	3.6	4.6	4.3
Amortization of deferred financing costs	3.7	6.8	5.5
Amortization of intangible liabilities-charter agreements	(13.5)	(5.5)	(8.1)
Fair value adjustment on derivative asset	5.0	5.2	5.4
Prepayment fees on debt repayment	0.2	0.9	-
Stock based compensation expense	14.0	8.7	10.2
Movement in working capital	23.3	(45.1)	(57.5)
Net cash provided by operating activities	528.3	430.1	375.0
Cash flows from investing activities
Acquisition of vessels and intangibles	(121.5)	(205.5)	(123.3)
Net proceeds from sale of vessels	88.6	-	5.9
Cash paid for vessel expenditures	(14.3)	(12.8)	(19.6)
Advances for vessel acquisitions and other additions	(33.2)	(24.1)	(9.6)
Time deposits and other instruments acquired	(271.5)	(12.2)	(5.4)
Net cash provided by/(used in) investing activities	351.9	(254.6)	(152.0)
Cash flows from financing activities
Deferred financing costs paid	(2.2)	(3.1)	(1.2)
Repayment of refinanced debt, including prepayment fees	(70.4)	(292.0)	-
Proceeds from drawdown of credit facilities and sale and leaseback	218.5	344.5	76.0
Repayment of credit facilities and sale and leaseback	(144.7)	(185.4)	(202.3)
Net proceeds from offering of Class A common shares, net of offering costs	(0.3)	0.3	-
Cancellation of Class A common shares	-	(5.0)	(22.0)
Class A common shares-dividend paid	(76.1)	(58.4)	(53.2)
Series B preferred shares – dividends paid	(9.5)	(9.5)	(9.5)
Net cash used in financing activities	(84.7)	(208.6)	(212.2)
Net increase/(decrease) in cash and cash equivalents and restricted cash	91.7	(33.1)	10.8
Cash and cash equivalents and restricted cash at beginning of the year	247.6	280.7	269.9
Cash and cash equivalents and restricted cash at end of the year	$ 339.3	$ 247.6	$ 280.7

 Year ended December 31, 2025 compared to Year ended December 31, 2024

Net cash provided by operating activities was $528.3 million for the year ended December 31, 2025 reflecting mainly net income of $416.3 million, adjusted for depreciation and amortization of $122.0 million, amortization of derivative assets premium of $3.6 million, amortization of deferred financing costs of $3.7 million, prepayment fees on debt repayment of $0.2 million, amortization of intangible liabilities of $13.5 million, stock-based compensation of $14.0 million, fair value adjustment on derivative asset of $5.0 million, gain on sale of vessels of $46.3 million plus movements in working capital, including deferred revenue, of $23.3 million.

Net cash provided by operating activities was $430.1 million for the year ended December 31, 2024, reflecting mainly net income of $353.6 million, adjusted for depreciation and amortization of $100.0 million, amounts reclassified to other comprehensive income of $0.9 million, amortization of derivative assets premium of $4.6 million, amortization of deferred financing costs of $6.8 million, prepayment fees on debt repayment of $0.9 million, amortization of intangible liabilities of $5.5 million, stock-based compensation of $8.7 million, fair value adjustment on derivative asset of $5.2 million, amortization of derivative assets’ premium of $4.6 million, plus movements in working capital, including deferred revenue, of $45.1 million.

Net cash provided by investing activities for the year ended December 31, 2025 was $351.9 million, including $121.5 million for acquisition of vessels and intangibles, $47.5 million vessel additions and other advances, $271.5 million cash and cash equivalents, time deposits and other instruments acquired offset by $88.6 million net proceeds from sale of vessels.

Net cash used in investing activities for the year ended December 31, 2024 was $254.6 million, including $205.5 million for acquisition of vessels and intangibles, $36.9 million vessel additions and other advances and $12.2 million cash in time deposits acquired.

Net cash used in financing activities for the year ended December 31, 2025 was $84.7 million, including $2.2 million deferred financing costs paid, $70.4 million repayment of refinanced debt including prepayment fees, $144.7 million repayment of credit facilities and sale and leaseback, $76.1 million dividends paid on our Class A common shares, $9.5 million dividends paid on our Series B Preferred Shares, $0.3 million net proceeds from offering of Class A common shares, net of offering cost, offset by $218.5 million drawdowns of a new credit facility and three new sale and leaseback agreements.

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

Overall, there was a net increase in cash and cash equivalents and restricted cash of $91.7 million in the year ended December 31, 2025, resulting in closing cash and cash equivalents and restricted cash of $339.3 million compared to closing cash and cash equivalents and restricted cash of $247.6 million as at December 31, 2024.

Year ended December 31, 2024 compared to Year ended December 31, 2023

For a discussion of our cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 18, 2025.

Our Borrowing Activities

During 2023, we amended and restated the interest rate terms in all of our loan agreements and finance leases for the transition to the SOFR and the relevant provisions on a replacement rate as a result of the discontinuation of LIBOR that occurred on June 30, 2023.

As of December 31, 2025, our indebtedness comprised:

Lender	(in million USD)	Collateral vessels	Interest Rate	Final maturity date
UBS Credit Facility	71.0	Dolphin II, Athena, Orca I, GSL Mamitsa, GSL Elizabeth, GSL Lalo, GSL Susan, GSL Rossi, GSL Alice, GSL Melina, GSL Eleftheria, GSL Mercer, GSL Chloe, GSL Maren, GSL Sofia, GSL Effie, GSL Alexandra, GSL Lydia	SOFR plus a margin of 2.15% per annum	April 2028
2027 Secured Notes	179.4	MSC Tianjin, MSC Qingdao, Kumasi, Ian H, GSL Ningbo, GSL Nicoletta, Manet, Julie, GSL Christen, GSL Chateau d’if, CMA CGM Thalassa, CMA CGM Sambhar, CMA CGM Jamaica, CMA CGM Berlioz, CMA CGM America, CMA CGM Alcazar	Interpolated interest rate of 2.84% plus a margin of 2.85% per annum	July 2027
CMBFL Sale and Leaseback Agreements	37.5	GSL Tripoli, GSL Syros, GSL Tinos, GSL Kithira	SOFR plus a margin of 2.75% per annum	September 2027
2024 Senior Secured Term Loan Facility	240.0	Costa Rica Express, Panama Express, Agios Dimitrios, Nicaragua Express, Mexico Express, Jamaica Express, Colombia Express, ZIM Xiamen, ZIM Norfolk, Anthea Y	SOFR plus a margin of 1.85% per annum	August 2030
Minsheng Sale and Leaseback Agreements	166.8	Bremerhaven Express, Sydney Express, Istanbul Express, Czech	SOFR plus a margin of 2.50% per annum	January 2035
	694.7

Facilities and Senior Secured Notes

$85.0 Million UBS Credit Facility

On March 26, 2025, we, through certain of our vessel-owning subsidiaries, entered into a $85.0 million credit facility with UBS AG (“the UBS Credit Facility”) to prepay in full certain of our outstanding debt facilities. The total amount was drawn on April 2, 2025, and the credit facility has a maturity in the second quarter of 2028.

The UBS Credit Facility is repayable in 12 equal consecutive quarterly instalments of $7.0 million, together with a final balloon payment of $1.0 million payable together with the last repayment instalment.

The facility bears interest at SOFR plus a margin of 2.15% per annum payable quarterly in arrears.

We used the net proceeds from the UBS Credit Facility to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17.5 million), (ii) E.SUN Credit Facility, and (iii) HCOB-CACIB Credit Facility (fully prepaid on April 3, 2025 the amount of $46.8 million). On March 28, 2025, we fully prepaid with cash on hand, the amount $5.9 million of the E.SUN Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025.

As of December 31, 2025, the full amount under the UBS Credit Facility had been drawn and the outstanding balance was $71.0 million.

$300.0 Million Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, we, through certain of our vessel-owning subsidiaries, entered into a $300.0 million senior secured term loan facility (the “2024 Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A., First Citizens Bank & Trust Company, and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of our outstanding debt facilities.

All three tranches were drawn down in the third quarter of 2024 and the term loan facility has a maturity in the third quarter of 2030.

The 2024 Senior Secured Term Loan Facility is repayable in 12 equal consecutive quarterly instalments of $12.0 million, four equal consecutive quarterly instalments of $10.0 million, four equal consecutive quarterly instalments of $8.0 million and four equal consecutive quarterly instalments of $6.0 million together with a final balloon payment of $60.0 million on the term loan facility termination date.

This facility’s interest rate is SOFR plus a margin of 1.85% per annum payable quarterly in arrears.

We used the net proceeds from the 2024 Senior Secured Term Loan Facility to refinance or prepay, in full or in part, certain of the Company’s then-outstanding indebtedness.

As of December 31, 2025, the aggregate principal amount outstanding under the 2024 Senior Secured Term Loan Facility was $240.0 million.

5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the “Issuer”), an indirect wholly-owned subsidiary of ours, closed on the private placement of $350.0 million of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin of 2.85% per annum.

We used the net proceeds from the private placement for the repayment of certain of our then-outstanding indebtedness and for general corporate purposes.

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

The 2027 Secured Notes are senior obligations of the Issuer, were initially secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by us.

During the first quarter of 2025, Tasman, Keta, and Akiteta were sold. All three vessels were released as collateral under our $350.0 million 5.69% Senior Secured Notes due 2027. Further Dimitris Y was contracted to be sold in May 2025, was released as collateral on July 28, 2025, and delivered to the new owners on October 13, 2025.

As of December 31, 2025, the aggregate principal amount outstanding under the 2027 Secured Notes was $179.4 million.

Facilities repaid in 2025

Macquarie Credit Facility

On May 18, 2023, we, through certain of our vessel-owning subsidiaries, entered into a $76.0 million credit facility with Macquarie Bank Limited (the “Macquarie Credit Facility”) to finance part of the acquisition cost of four containerships, each with a carrying capacity of 8,544 TEU, for an aggregate purchase price of $123.3 million. The vessels were delivered during the second quarter of 2023.

All four tranches were drawdown in the second quarter of 2023 and the credit facility had maturity in May 2026. The facility was repayable in two equal consecutive quarterly instalments of $5.0 million, six equal consecutive quarterly instalments of $6.0 million, and one quarterly instalments of $3.0 million and two equal consecutive quarterly instalments of $1.0 million with a final balloon payment of $25.0 million payable three years after the first utilization date. This facility’s interest rate was SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 10, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to partially prepay the amount of $18.5 million under this facility (prepayment was deducted from the final balloon payment).

During April of 2025, we fully repaid the outstanding balance of the Macquarie Credit Facility amounting to $17.5 million. As of December 31, 2025, the outstanding balance of this facility was $nil.

$60.0 Million E.SUN, Cathay, MICB, Taishin Credit Facility

On December 30, 2021, we, through certain of our vessel-owning subsidiaries, entered into a syndicated senior secured debt facility with E.SUN Commercial Bank Ltd, Cathay United Bank, MICB and Taishin International Bank (“Taishin”) (the “E.SUN Credit Facility”). We used a portion of the net proceeds from this credit facility to fully prepay certain of the Company’s then-outstanding indebtedness. All three tranches were drawn down in January 2022.

The facility was repayable in eight equal consecutive quarterly instalments of $4.5 million and ten equal consecutive quarterly instalments of $2.4 million.

This facility’s interest was SOFR plus a margin of 2.75% per annum plus a credit adjustment spread (“CAS”) payable quarterly in arrears.

On September 11, 2024, we used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024 to partially prepay the amount of $8.5 million under this facility. Following the prepayment, the outstanding balance of the facility was repayable in four equal consecutive quarterly instalments of $2.4 million and one quarterly instalment of $1.1 million and the new maturity would have been in October 2025 from July 2026.

On March 28, 2025, we fully prepaid the amount of $5.9 million under this facility with our own cash, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025.

As of December 31, 2025, the outstanding balance of this facility was $nil.

$140.0 Million HCOB, CACIB, E.SUN, CTBC, Taishin Credit Facility

On July 6, 2021, we, through certain of our vessel-owning subsidiaries, entered into a facility with HCOB, CACIB, E.SUN, CTBC and Taishin (the “HCOB-CACIB Credit Facility”) for a total of $140.0 million to finance the acquisition of 12 containerships from Borealis Finance LLC. The full amount was drawdown in July 2021 and the credit facility had a maturity in July 2026.

The facility was repayable in six equal consecutive quarterly instalments of $8.0 million, eight equal consecutive quarterly instalments of $5.4 million and six equal consecutive quarterly instalments of $2.2 million with a final balloon payment of $35.6 million payable together with the final instalment. On March 23, 2023, due to the sale of the GSL Amstel, we repaid $2.8 million on this facility, of which $1.0 million was deducted from the final balloon payment, and the vessel was released as collateral.

This facility’s interest rate was SOFR plus a margin of 3.25% per annum plus a CAS payable quarterly in arrears.

We used the net proceeds from the UBS Credit Facility to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility, (ii) E.SUN Credit Facility, and (iii) HCOB-CACIB Credit Facility.

During April of 2025, we fully repaid the outstanding balance of the HCOB-CACIB Credit Facility amounting to $46.8 million. As of December 31, 2025, the outstanding balance of this facility was $nil.

Sale and leaseback Agreements (finance leases)

$178.0 Million Sale and Leaseback Agreements – Minsheng Financial Leasing

On December 23, 2024, we, through certain of our vessel-owning subsidiaries, entered into two sale and leaseback agreements with Minsheng Financial Leasing (“Minsheng Sale and Leaseback Agreements”) for $44.5 million, each, to finance the acquisition of two of the newly acquired high-reefer ECO 9,019 TEU vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025. As of December 31, 2024, we had drawdown a total of $44.5 million to finance the acquisition of Bremerhaven Express. During the first quarter of 2025, we entered into two additional sale and leaseback agreements, $44.5 million each, to finance the acquisition of the two high-reefer ECO 9,019 TEU Vessels which were delivered in December 2024, Istanbul Express and Sydney Express, both at that moment fully paid in cash. As at March 31, 2025, we had drawdown a total of $178.0 million. We have a purchase obligation to acquire the vessels at the end of their lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback agreements as financial liability.

The Sale and leaseback agreements are repayable in 40 equal consecutive quarterly instalments of $0.86 million with a repurchase obligation of $10.0 million on the final repayment date.

The sale and leaseback agreement for Bremerhaven Express matures in December 2034, Istanbul Express, Sydney Express and Czech mature in January 2035, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of December 31, 2025, the outstanding balance of these sale and leaseback agreements was $166.8 million.

$120.0 million Sale and Leaseback Agreements-CMBFL Four Vessels

On August 26, 2021, we, through certain of our vessel-owning subsidiaries, entered into four $30.0 million sale and leaseback agreements with CMBFL to finance the acquisition of the Four Vessels (the “CMBFL Sale and Leaseback Agreements”). As at September 30, 2021, we had drawdown a total of $90.0 million. The drawdown for the fourth vessel, amounting to $30.0 million, took place on October 13, 2021 together with the delivery of this vessel. We have a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback agreements as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1.6 million and 12 equal consecutive quarterly instalments of $0.3 million with a repurchase obligation of $7.0 million on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bears interest at SOFR plus a margin of 3.25% per annum plus a CAS payable quarterly in arrears. From November 20, 2024, as per supplemental agreement, the sale and leaseback agreements bear interest at SOFR plus a margin of 2.75% per annum.

As of December 31, 2025, the outstanding balance of these sale and leaseback agreements was $37.5 million.

Covenants

Financial Covenants

The agreements governing our indebtedness contain certain financial covenants, which require us to maintain, among other things:

•	minimum liquidity at the borrower (vessel-owner or finance lessor) level and minimum consolidated liquidity of at least $20.0 million at the group level; and

•	minimum market value of collateral for each debt obligation, such that the aggregate market value of the vessels collateralizing the particular debt obligation is between 125% and 135%, depending on the particular debt obligation, of the aggregate principal amount outstanding under such debt obligation, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall.

Restrictive Covenants

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

•	incurring additional indebtedness;

•	making any substantial change to the nature of our business;

•	paying dividends;

•	redeeming or repurchasing capital stock;

•	selling the collateral vessel, if applicable;

•	entering into certain transactions other than arm’s length transactions;

•	acquiring a company, shares or securities or a business or undertaking;

•	effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;

•	changing the flag, class or technical or commercial management of the applicable collateral vessel, or terminating or materially amending the management agreements relating to such vessel; and

•	experiencing any change in the position and ownership of our Executive Chairman.

Security

Our secured credit facilities and 2027 Secured Notes are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings and insurances from the mortgaged vessels;

•	a pledge of the earnings account of the mortgaged vessel;

•	a pledge of the equity interest of each of the vessel-owning subsidiaries; and

•	corporate guarantees.

Leverage

As of December 31, 2025, we had $694.7 million of debt outstanding of which $179.4 million was for our 2027 Secured Notes which carry interest at the fixed rate 5.69% and $515.3 million was floating rate debt across a number of facilities and sale and leaseback arrangements and bearing interest at SOFR based on interest rate cap agreements mentioned below plus an average margin of approximately 2.37% per annum. In December 2021, we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $484.1 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. In February 2022, we entered into USD one-month LIBOR interest rate caps of 0.75% through fourth quarter of 2026, on $507.9 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%. As of December 31, 2025, our interest rate caps cover 75% of our outstanding floating rate debt.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next 12 months following the issuance of this Annual Report, including working capital requirements, drydocking costs, interest, and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions and the provisions on our facilities/notes, seek to repay loans or repurchase debt securities, in privately-negotiated or open market transactions.

Working capital and dividends

Our net cash flows from operating activities depend on the number of vessels under charter, days on-hire, vessel charter rates, operating expenses, drydock and vessel upgrade costs, interest, and other financing costs including amortization and general and administrative expenses. Pursuant to our ship management agreements, we have agreed to pay our ship managers an annual management fee per vessel and to reimburse them for operating costs they incur on our behalf. Charter hire is payable by our charterers 15 days or monthly in advance and estimated ship management costs are payable monthly in advance. Although we can provide no assurances (see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.”), we expect that our cash flow from our chartering arrangements will be sufficient to cover our ship management costs and fees, interest payments under our borrowings, amortization, insurance premiums, vessel taxes, general and administrative expenses, dividends on our Series B Preferred Shares, and other costs and any other working capital requirements for the short- and medium-term and planned drydocking expenses.

We estimate that the average cost of each of the 25 drydockings completed on vessels in the fleet between January 2024 and December 2025 was $3.4 million, with an average loss of revenue of $1.7 million from off-hire. We have included a schedule of the next anticipated drydocking date for each of our vessels in the section of this Annual Report entitled “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies.”

Our other liquidity requirements include a requirement to pay a minimum of $147.6 million of amortization in 2026 on our secured term loans and minimum amortization of $247.0 million in 2027. Interest requirements are $21.8 million and $13.7 million, respectively. The dividend on the $109.0 million Series B Preferred Shares outstanding as at December 31, 2025 amounts to $9.5 million each year. Based on the number of Class A common shares outstanding as of the date of this Annual Report, this dividend, which is subject to approval by the Board of Directors, would amount to $22.4 million per quarter, following the increase in dividend payable in December 2025. In addition to funds generated by the business, we may require new borrowings, issuances of equity or other securities, or a combination of the former and the latter to purchase additional vessels and will likely require such further funding to meet all of our repayment obligations under the 2027 Secured Notes and other borrowings.

C. Research and Development

None.

D. Trend Information

All of the information and data presented in this section, including the analysis of the container shipping industry, has been provided by MSI. MSI has advised that (i) some information in MSI’s database is derived from estimates derived from industry sources or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in MSI’s database, (iii) while MSI has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors, (iv) MSI, its agents, officers, and employees cannot accept liability for any loss suffered in consequence of reliance on such information or in any other manner, and (v) the provision of such information does not obviate any need to make appropriate further inquiries.

Container shipping is the most convenient low-carbon and cost-effective way to transport a wide range of cargoes, predominantly a diverse selection of consumer, manufactured, semi-manufactured, and perishable goods. It is estimated that around 90% of non-bulk cargoes traded by sea are carried by containership. Approximately 237 million TEU, equating to around 2.1 billion tonnes, of containerized cargo are estimated to have been carried in 2025. Global containerized cargo volumes have grown every year since the industry’s inception in 1956, with four exceptions: 2009, during the Global Financial Crisis; 2020, due to the initial impact of COVID-19; 2022, due to the geopolitical tensions and macro-economic headwinds caused in part by the continuing war between Russia and Ukraine; and 2023, due to the normalization of spending patterns post-pandemic. The negative growth of 1.9% in 2020 was followed by a strong rebound in 2021, with positive growth of 5.8%. Similarly, negative growth of 1.9% in 2022 and flat-to-marginally-negative growth in 2023 was followed by growth of 6.6% in 2024 and estimated growth of 5.0% in 2025. Containerized trade in 2026 may be negatively affected if increased barriers to trade, protectionism, and tariffs weigh on economic growth and consumer demand. Trade tensions, particularly those between the U.S. and China, and the ongoing imposition (or threat) of substantial tariffs by the U.S. on imports from other countries, which could lead to corresponding punitive actions by the countries with which the U.S. trades may also have a negative impact on containerized trade volumes. Continuing armed conflicts between Russia and Ukraine, ongoing and escalating armed conflicts in the Middle East, including the recent military conflict in Iran, and ongoing disputes between China and Taiwan, also present sources of geopolitical and economic risk that could come to impact containerized trade. Historically, however, shipping has tended to prosper from geo-political disruption, especially if such disruption adds complexity and inefficiency to the supply chain (requiring more ships and capacity to carry the same volumes of cargo) without undermining global economic growth.

On the supply side: as at December 31, 2025, idle capacity of the global containership fleet was 0.8%, and the overall orderbook-to-fleet ratio stood at 34.5% compared to 0.6% and 27.6%, respectively, at the end of 2024.

The containerized supply chain extends throughout the world. Mainlane trades are those linking the major manufacturing economies in Asia with the major consumer economies in North America (the Transpacific trades) and Europe (the Asia-Europe trades), and those linking Europe with the Americas (the Transatlantic trades). These trades have tended to be served by the largest containerships on the water. In 2025, an estimated 25.4% of global containerized volumes were carried on Mainlane trades, while 74.6% moved on the non-Mainlane trades, with intra-regional trades—of which the largest is Intra-Asia—representing 41.3%. These non-Mainlane and intra-regional trades are predominantly served by mid-sized and smaller containerships (10,000 TEU, or smaller).

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

From 2000 through 2008, a period of super-cyclical growth largely catalyzed by China, the Compound Annual Growth Rate (“CAGR”) of global containerized trade was 9.9%. Having contracted by 8.0% in 2009, during the Global Financial Crisis, growth rebounded to 15.3% the following year. From 2010 through 2024, incorporating the impact of negative growth in 2020 due to the impact of the COVID-19 pandemic, the rebound in 2021, further negative growth in 2022 and 2023 resulting from geopolitical tensions driving inflationary macro-economic headwinds, and a rebound in 2024, CAGR was 3.0%; volumes are estimated to have grown in 2025 by approximately 5.0%. While economic growth is expected to remain the primary driver of containerized trade, geopolitical tensions and tariffs are emerging as potential disruptors of established trade patterns and supply chains, which may either undermine demand (if there is a negative impact on economic growth) or compound demand (if more ships are required to service greater supply chain complexity) for shipping capacity.

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

Between 1995 and 2008, CAGR of nominal carrying capacity of the industry-wide fully cellular container fleet was 11.4%. From 2009 through 2020, as the industry digested the legacy, pre-financial crisis orderbook, CAGR was 5.7%. CAGR from 2021 through 2025, is estimated at 7.4% and, as of December 31, 2025, the containership fleet was estimated to be 6,611 ships, with an aggregate capacity estimated at 33.0 million TEU.

In December 2008, the orderbook was estimated to represent over 60% of existing global capacity. Since then, however, the industry has been adjusting to lower demand growth, capital constraints, and consolidation. By the end of 2025, the overall orderbook-to-fleet ratio stood at 34.5%, with scheduled deliveries spread from 2026 through 2030. For ships smaller than 10,000 TEU the orderbook-to-fleet ratio was 16.9%.

Vessel newbuilding prices, secondhand values, and charter rates have tended to be closely correlated and are all strongly influenced by the dynamics of supply and demand, combined with sentiment. From 2000 through 2025, the average newbuilding price for a theoretical 3,500 – 3,600 TEU containership was around $45.2 million, with prices ranging between $31.5 million (2002) and $65.7 million (2008). During the same period, secondhand values for a 10-year-old ship of similar size averaged around $24.9 million and ranged between $5.0 million (2016) and $64.0 million (2022). Meanwhile, charter market rates for short term charters (under 12 months) for such tonnage averaged about $21,637 per day and ranged between $5,300 per day (2016) and $102,600 per day (2022). In January 2026, rates prevailing in the market were around $45,700 per day, with newbuilding prices at approximately $57.5 million and secondhand values for a 10-year-old ship at about $37.3 million.

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

The industry’s principal regulator, the IMO, has set targets for the reduction of GHG emissions from shipping. The key agreed target is to reduce annual GHG emissions in absolute terms by at least 50% by 2050, compared to benchmark 2008 levels. Further targets have also been set on carbon intensity: specifically, a reduction in CO2 emissions “per transport work” by at least 40% by 2030, with efforts towards 70% by 2050. Emissions-reducing regulations introduced from January 1, 2023 include EEXI (Energy Efficiency Existing Ship Index), Enhanced SEEMP (Ship Energy Efficiency Management Plan), and CII (Carbon Intensity Indicator). Among other things, these measures are intended to reduce emissions by limiting the power output from vessels’ main engines, which may have the effect of reducing the operating speed of the global fleet, tightening effective supply. Other national and pan-national regulators are also implementing regulations, with notable examples being the inclusion of shipping within the EU ETS from January 1, 2024, and the introduction of FEUM from January 1, 2025, for vessels trading in waters within the jurisdiction of the European Union. Regulation focused upon decarbonization and broader emissions reduction is expected to continue to evolve and tighten over time. Implementation of the IMO’s proposed Net Zero Framework was put on hold in October 2025, for review in October 2026.

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

For conventionally-fueled containerships, there is considerable variation in vessel emissions per tonne of cargo carried, with the economies of scale yielded by larger vessels typically resulting in lower emissions per container carried. Other factors, such as vessel age and design, fuel saving and energy efficiency retrofits, sailing speed, time in port, weather routing, and other operational differences, can also have a significant impact on the relative fuel efficiency of different classes of containership. Logically, there is a strong correlation between ships with low fuel costs per TEU slot and ships with low emissions per slot. There is a significant increase in efficiency in the transition from small feeder containerships (sub-3,000 TEU) to intermediate-sized vessels (4,000 – 10,000 TEU).

While even larger vessels offer further efficiencies relative to intermediate vessels, the incremental improvement curve tends to flatten as vessel sizes increase beyond approximately 12,000 TEU.

While the emissions profile of a ship during its operating lifetime is comparatively well understood, insufficient work has been done on a full life-cycle basis: quantifying the material carbon footprints associated with building a new ship, and subsequently de-commissioning and re-cycling it at the end of its economic life.

Geopolitical events can have a meaningful impact on shipping. In November 2023, Houthi militias based in Yemen began to attack ships transiting the Gulf of Aden and the Red Sea, impacting vessels due to transit the Suez Canal. As the situation escalated, shipping lines and ship owners began to divert ships around the southern tip of Africa, the Cape of Good Hope (“COGH”). Under normal circumstances, approximately 20% of global containerized trade volumes transit the Suez Canal, primarily on long-haul trades served by around 34% of global containerized fleet capacity. Illustratively, for a voyage between Singapore and Rotterdam, diverting around COGH increases the sailing distance by around 40%, and for a voyage between Singapore and Genova, a COGH diversion increases the sailing distance by over 75%. All else equal, on a full-year basis diverting all Suez-related containerized trade around COGH absorbs up to 10% of effective supply for the global containerized fleet. Over the course of 2024, the resulting reductions in effective supply of containerized capacity, in combination with a rebound in global containerized trade, reversed previous downward pressure on freight rates, charter market rates, and asset values. In 2025, a ceasefire agreement reached between Israel and Hamas, combined with declarations apparently made by Houthi militias, raised expectations that Red Sea transits would resume. While some container shipping lines have deployed ships through the Red Sea on a limited basis, the situation remains unstable and unpredictable and the majority of containership operators are currently expected to adopt a cautious approach to returning to Red Sea transits at scale. Risks and uncertainties were further compounded in March 2026 by escalating conflict focused on (but not constrained to) Iran and the Strait of Hormuz.

E. Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We describe below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

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

If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification, adjusted for any prepaid or accrued balance from the original lease, generally on a straight-line basis over the new lease term (the remaining balance from the original lease, adjusted for the additional or terminated periods). During the years ended December 31, 2025, 2024, and 2023 amounts of $4.0 million loss, $8.8 million loss, and $4.0 million loss, respectively, were recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue.

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

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of our container vessels based on a scrap price of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations, or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

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

Intangible assets and liabilities-charter agreements

Our intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires us to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels, and its weighted average cost-of capital (WACC). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

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

We use a number of assumptions in projecting our undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for our fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) dry docking frequency, duration, and cost, (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard, and (vi) scrap values.

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

Sensitivity analysis as at December 31, 2025 suggests that a reduction of 10.0% in the charter rates assumed after expiry of the existing charter contracts under the current methodology would not trigger a theoretical impairment charge. A reduction of 5.0% in the assumed charter rates would not trigger a theoretical impairment charge.

Although we currently intend to continue to hold and operate all of our vessels, the following table presents information with respect to the carrying value of our vessels, which are after the impairment charges noted above. The estimated market values, based on charter attached valuations as at December 31, 2025 with the assistance of an independent ship broking firm totaled $3.5 billion. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessels were sold.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those fair market values as at December 31, 2025. In addition, vessel values are highly volatile; as such, the estimated market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

The table below sets out the carrying value of each of the vessel group we owned as of December 31, 2024 and 2025:

Vessel Name	Capacity in TEUs	Year Built	Carrying Value as at December 31, 2024(1) (in millions of U.S. dollars)	Carrying Value as at December 31, 2025 (1) (in millions of U.S. dollars)
CMA CGM Thalassa	11,040	2008	$81.7	$77.4
ZIM Norfolk	9,115	2015	58.0	55.7
Anthea Y	9,115	2015	58.3	55.9
ZIM Xiamen	9,115	2015	57.2	55.3
Sydney Express	9,019	2016	70.7	71.9
Istanbul Express	9,019	2016	70.6	71.4
Bremerhaven Express	9,019	2015	67.8	69.0
Czech	9,019	2015	-	68.9
MSC Tianjin	8,603	2005	39.5	36.6
MSC Qingdao	8,603	2004	44.4	40.9
GSL Ningbo	8,603	2004	38.0	35.2
GSL Alexandra	8,599	2004	32.0	29.9
GSL Sofia	8,599	2003	30.5	28.4
GSL Effie	8,599	2003	30.8	28.8
GSL Lydia	8,599	2003	30.0	28.2
Koi	8,586	2011	-	30.5
Lotus A	8,586	2010	-	30.5
GSL Eleni	7,847	2004	18.2	21.6
GSL Kalliopi	7,847	2004	14.5	19.3
GSL Grania	7,847	2004	14.7	19.5
Colombia Express	7,072	2013	43.5	42.9
Panama Express	7,072	2013	45.1	43.1
Costa Rica Express	7,072	2013	45.2	42.9
Nicaragua Express	7,072	2013	44.9	42.9
CMA CGM Berlioz	7,023	2001	24.7	23.2
Mexico Express	6,910	2015	50.6	48.3
Jamaica Express	6,910	2015	50.3	48.2
GSL Christen	6,858	2002	14.9	14.2
GSL Nicoletta	6,858	2002	14.8	14.1
Agios Dimitrios	6,572	2011	29.0	28.3
GSL Vinia	6,080	2004	12.1	15.4
GSL Christel Elisabeth	6,080	2004	12.4	14.9
GSL Arcadia	6,008	2000	14.6	14.7
GSL Violetta	6,008	2000	14.7	19.1
GSL Maria	6,008	2001	16.0	14.9
GSL MYNY	6,008	2000	16.9	19.5
GSL Melita	6,008	2001	16.7	15.2
GSL Tegea	5,994	2001	16.7	15.2
GSL Dorothea	5,994	2001	15.2	14.0
Tasman	5,936	2000	12.5	-
Dimitris Y	5,936	2000	12.8	-
Ian H	5,936	2000	15.0	14.2
GSL Tripoli *	5,470	2009	38.9	36.4
GSL Kithira *	5,470	2009	39.0	36.5
GSL Tinos *	5,470	2010	39.9	37.4
GSL Syros *	5,470	2010	39.9	37.6
Dolphin II	5,095	2007	12.5	11.8
Orca I	5,095	2006	11.7	11.1
CMA CGM Alcazar	5,089	2007	28.1	26.2
GSL Château d’If	5,089	2007	26.2	24.5
GSL Susan	4,363	2008	30.5	28.6
CMA CGM Jamaica	4,298	2006	23.5	21.8
CMA CGM Sambhar	4,045	2006	22.2	20.5
CMA CGM America	4,045	2006	22.5	20.7
GSL Rossi	3,421	2012	24.6	23.6
GSL Alice (G)	3,421	2014	27.6	26.2
GSL Eleftheria (G)	3,421	2013	25.7	24.7
GSL Melina (G)	3,404	2013	25.9	24.9
Athena	2,980	2003	9.1	8.8
GSL Valerie	2,824	2005	9.8	12.4
GSL Mamitsa	2,824	2007	23.0	24.1
GSL Lalo	2,824	2006	12.3	11.7
GSL Mercer	2,824	2007	23.0	21.4
GSL Elizabeth	2,741	2006	12.0	11.4
Newyorker (G)	2,635	2001	6.2	10.4
Nikolas (G)	2,635	2000	6.2	10.3
GSL Chloe (G)	2,546	2012	24.1	24.0
GSL Maren (G)	2,546	2014	25.5	24.3
Maira (G)	2,506	2000	5.8	11.0
Manet	2,288	2001	8.9	8.1
Kumasi	2,220	2002	7.6	6.8
Akiteta	2,220	2002	7.5	-
Keta (G)	2,207	2003	4.9	-
Julie (G)	2,207	2002	7.0	6.4
			$1,927.1	$1,983.7

(1)	Carrying value includes vessel cost, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase.
(G)	Indicates geared vessel.
(*)	Indicates vessels for which the market value based on charter attached valuations was lower than the carrying value as at December 31, 2025. The aggregate carrying value of these vessels at December 31, 2025 exceeded their aggregate market value based on charter attached valuations as at December 31, 2025 by approximately $29.9 million.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. We adopted this ASU prospectively for the period ending December 31, 2025, and it did not have an impact to its disclosures, financial condition, or results of operations as we are not subject to income taxes on our shipping income rather our vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. We are currently evaluating the potential impact of adopting this standard on our Consolidated Financial Statements and disclosures.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers as of the date of this Annual Report and their ages as of December 31, 2025 are listed below:

Name	Age	Position
George Giouroukos	60	Executive Chairman
Michael S. Gross	64	Director
Alain Wils	82	Director
Ulrike Helfer	66	Director
Michael Chalkias	55	Director
Yoram (Rami) Neugeborn	64	Director
Alain Pitner	77	Director
Menno van Lacum	55	Director
Ian J. Webber	68	Director
Thomas A. Lister	56	Chief Executive Officer
Anastasios Psaropoulos	47	Chief Financial Officer
George Giannopoulos	43	Chief Compliance Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

George Giouroukos: Mr. Giouroukos has been our Executive Chairman since 2018, and played a pivotal role in the 2018 strategic combination of Poseidon Containers, a containership owner he had built in collaboration with a large U.S. private equity firm, with Global Ship Lease. Mr. Giouroukos is a self-made shipowner, and also serves as Managing Director of Technomar, an internationally recognized ship management company with specialized expertise managing ships in both the containership and dry bulk sectors, which he founded in 1994. Mr. Giouroukos has negotiated and executed over 400 secondhand and newbuilding vessel transactions, including third-party workouts executed in close collaboration with leading shipping banks. Mr. Giouroukos has long-established relationships at the highest levels with our liner company customers; serves as Chairman of the Hellenic Advisory Committee of International classification society, RINA, and Deputy Secretary of the Union of Greek Shipowners; and holds a Bachelor in Mechanical Engineering from University College London and a Master in Engineering from Brunel University.

Michael S. Gross: Mr. Gross has served as a director since inception and was Chairman from September 2008 until the completion of the strategic combination with Poseidon Containers in 2018. Since 2010, Mr. Gross has been the Chairman and Chief Executive Officer of NASDAQ-listed Solar Senior Capital Ltd. and, since 2007, Chairman and Chief Executive Officer of NASDAQ-listed Solar Capital Ltd, continuing in those capacities following the merger of the two companies in 2022 as SLR Investment Corp. In his leadership of SLR, Mr. Gross has extensive specialty finance experience, in particular with the origination, structuring, and oversight of asset-backed debt. From 2004 to 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation ("AIC"), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. ("AIM"), the investment adviser to AIC. From 1990 to 2006, Mr. Gross was a senior partner of Apollo Management, a leading private equity firm which he co-founded in 1990.

Alain Wils: Mr. Wils has served as a director since 2014. With more than 40 years of experience in the sector, Mr. Wils has an extensive background in shipping and logistics, including as an executive board member of leading global container liner company CMA CGM. Mr. Wils joined the CMA CGM group in 1996 as managing director of the previously state-owned shipping company, CGM, on its acquisition by CMA. He was appointed an executive board member of CMA CGM in 2001 on the merger of CMA and CGM, until his retirement in 2008. From 1992 to 1996, he was chairman and CEO of Sceta International, later renamed Geodis International, a leading European logistics and freight forwarding company. He was the managing director of the shipping group Delmas Vieljeux, which he joined in 1971, from 1982 to 1992. Mr. Wils, who is a graduate of HEC Paris and of Paris University, was appointed Chevalier de la Légion d'Honneur in 1995 and chaired the French Shipowners Association from 1998 to 2000.

Ulrike Helfer: Ms. Helfer has served as a director in since 2022. She has more than 40 years of experience in the international finance industry, of which more than 25 years focused on the shipping sector, with special expertise in the area of complex distressed portfolio management. From 2016 to 2023, at the request of the Federal State of Schleswig-Holstein and the City of Hamburg, Ms. Helfer served as a Member of the Board of Managing Directors of the newly established portfoliomanagement AöR. In this role, Ms. Helfer and her team had the responsibility of winding down a portfolio of non-performing shipping loans with an amount of EUR 4.1 billion transferred from HSH Nordbank AG to portfoliomanagement AöR. In 2011, Ms. Helfer became the Chief Representative of DVB Bank in Greece, where she managed DVB’s local office in Athens, reporting directly to the CEO of the bank. Prior to that, in 2005, Ms. Helfer joined DVB Bank SE in Hamburg, where she became Deputy Head of the Global Container, Car Carrier, Intermodal & Ferry Group. She commenced her career in international ship financing in 2000 in Vereins- und Westbank AG (merged into UniCredit). Ms. Helfer was a Member of the Advisory Board of Deutsche Bundesbank in Hamburg, Schleswig-Holstein and Mecklenburg-Vorpommern until 2023.

Michael Chalkias: Mr. Chalkias has served as a director since 2018. Mr. Chalkias brings over 25 years of diverse leadership experience within the international shipping industry. Throughout his career, he has developed deep expertise spanning ship finance, fleet management, newbuilding supervision, and corporate governance. Mr. Chalkias is the Co-founder and Co-Chief Executive Officer of Prime Marine, a leading international tanker and gas carrier ship-owning and management company. Since its inception, Prime Marine has successfully owned and managed more than 100 vessels, establishing itself as a trusted name in the sector. Since 2012, and pursuant to Prime Marine’s business plan and growth objectives, he has engaged in raising over USD 850 million from equity markets and leading U.S. equity funds to drive strategic development and fleet expansion. Additionally, he serves as a Director of First Ship Lease Trust, a publicly listed Singapore-based business trust that owns and operates a portfolio of vessels. Prior to co-founding Prime Marine in 1999, Mr. Chalkias gained invaluable experience at Tufton Oceanic Limited, a specialist shipping finance and investment firm based in London, where he was involved in debt and equity instruments, as well as structured finance transactions. Mr. Chalkias holds an MSc with Distinction in Shipping, Trade & Finance from the Cass Business School at City University of London, and a BSc with Honors in Maritime Business and Maritime Law from the University of Plymouth.

Captain Yoram (Rami) Neugeborn: Mr. Neugeborn has served as a director since 2022. He is a Master Mariner with more than 40 years of hands-on experience in the shipping industry, spanning across containers, bulk carriers, tankers, car carriers, and reefer vessels. He currently serves as the Chief Executive Officer of Aquarii Shipping Solutions Ltd., a private shipping consultant company. Prior to joining the Board of GSL, from 2010 to 2022 he served as Manager of the Chartering and Sale and Purchase Division at ZIM Integrated Shipping Services Ltd. Prior to that, Captain Neugeborn served in a variety of senior management roles, including as Manager of the Shipping Commercial Division at XT Shipping Ltd. (formerly Ofer Shipping), and Managing Director of Zim-Ofer Shipbrokers. Before that, he served as Commanding Captain onboard ocean-going vessels for Louis Dreyfus Armatures Shipping from 1994 to 1998.

Alain Pitner: Mr. Pitner has served as a director since 2018. Mr. Pitner has more than 30 years of shipping experience, having risen through the ranks at Banque Indosuez (now known as CADIF, a part of the Credit Agricole Group) over a 42-year career culminating in his appointments as leader of a global commercial and strategic data coordination initiative within the bank’s shipping finance function and also as a board member of the Indosuez Asia Shipping unit. He also held various operational and commercial responsibilities in the bank’s French Export Credit Department and the Shipping Division of the bank’s Structured Finance Department, where he financed newbuildings and was also responsible for special projects. Mr. Pitner possesses extensive experience in all aspects of global ship finance, including origination, structuring, and oversight of a diversified shipping portfolio that grew to approximately $20 billion. He graduated from Reims Business School and holds a Master of Science in Industrial Administration from Krannert Business School - Purdue University, USA.

Menno van Lacum: Mr. van Lacum has served as a director since 2018. With more than 25 years of shipping industry experience and a market-leading position as an investor and financier in commercially viable decarbonization solutions for the maritime industry, Mr. van Lacum specializes in structuring and arranging principal investments and joint ventures, debt capital market solutions, securitizations, and mezzanine and senior debt facilities. In 2019, Mr. van Lacum co-founded Amsterdam-based Prow Capital, where he serves as CEO, overseeing a €400+ million private debt fund focused on reducing emissions in the shipping industry. He is also a co-founder and partner of Transportation Capital Group (“TCG”), which manages private equity and debt portfolios across transportation verticals. Prior to that, he served as Director of Fortis Bank in the U.S., where he held responsibility for equity investments and structuring debt instruments across a diversified set of transportation asset classes, in addition to M&A. Mr. van Lacum has served on the Board of multiple public and private companies, currently including CS Leasing, one of the world’s leading tank container leasing companies, and AM Flow Holdings, an adaptive manufacturing automation company. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.

Ian J. Webber: Mr. Webber has served as a director since 2024, having previously served as our Chief Executive Officer since our inception in 2007. During that time, Mr. Webber led the initial negotiations of the company's 17-ship carve-out from CMA CGM, its merger with Marathon Acquisition Corp and listing on the NYSE in 2008 and significant growth up to and including the merger with Poseidon Containers in 2018. From 1996 to 2006 Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 when Canadian Pacific de-merged and CP Ships became a separate public company listed on both the New York and Toronto stock exchanges until its acquisition by Hapag-Lloyd’s parent company, TUI A.G. in 2005. From 1979 to 1996 Mr. Webber worked for PriceWaterhouse, the last five years of which he was an audit partner. Mr. Webber is a graduate of Cambridge University.

Thomas A. Lister: Mr. Lister has served as Chief Executive Officer since 2024, having previously served as a member of the senior management team that took Global Ship Lease public in 2008 and managed the strategic combination with Poseidon Containers in 2018. Mr. Lister has served as Chief Commercial Officer, Chief Financial Officer, and architect of the Company’s commercially-focused ESG and decarbonization strategies. He has considerable experience sourcing, structuring, and financing deals; raising capital in the public and private markets; optimizing our service offering to meet the needs of our liner customers, including collaborative investments to improve vessel fuel efficiency and reduce emissions; and leveraging technology to drive value. Prior to joining Global Ship Lease, Mr. Lister was a Senior Vice President at specialist transport asset financier DVB Bank. Before that, he worked for a large German financier and ship owning group as Director of Business Development. Mr. Lister also has over a decade of experience working for liner shipping companies and their agents in strategic, commercial, and operational roles. Mr. Lister graduated from Durham University with a Bachelor of Science, and holds an MBA from INSEAD.

Anastasios Psaropoulos: Mr. Psaropoulos has served as our Chief Financial Officer since 2018 and has extensive experience in financial leadership, raising more than $5 billion of finance and other senior executive positions. Before his current appointment as CFO, he served as Chief Financial Officer of Poseidon Containers and Technomar Shipping, Inc. from 2011 until Poseidon’s strategic combination with Global Ship Lease in 2018. In that capacity, Mr. Psaropoulos oversaw and successfully executed multiple distressed asset acquisitions, realizing material fleet growth with compelling risk-adjusted returns. Prior to Poseidon, he held other finance positions in shipping and real estate development companies. Before that, he was Financial Controller at Dolphin Capital, an AIM-listed real estate development fund, where he led and oversaw a large global team in addition to his financial responsibilities. Mr. Psaropoulos also worked as an external auditor with PricewaterhouseCoopers, covering shipping and the oil & gas industries. Mr. Psaropoulos holds a Master in Economics, with specialization in Finance and Investments, from the Athens University of Economics; and is an alumnus of the Harvard Business School programs for Leadership Development (PLDA), Corporate Governance, and Private Equity and Venture Capital.

George Giannopoulos: Mr. Giannopoulos has served as our Chief Compliance Officer since 2024 and has been our Head of Internal Audit since the strategic combination of Poseidon Containers and Global Ship Lease in November 2018. Prior to the that, Mr. Giannopoulos already had a wealth of experience in the industry including three years as Financial Controller at our technical manager, Technomar, and five years as Financial Controller in charge of the South American logistics arm of Navios—a major shipowning group with multiple listings on the New York Stock Exchange. From 2006 to 2010, he worked for PricewaterhouseCoopers as a senior external auditor covering the shipping and oil & gas industries. Mr. Giannopoulos is a graduate of Maritime Studies from the University of Piraeus.

B. Compensation

Compensation of Executive Officers

For the year ended December 31, 2025, we have expensed an aggregate of $2.1 million in compensation to our executive officers, which includes the remuneration of our Executive Chairman.

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

2019 Omnibus Incentive Plan

On February 4, 2019, our Board of Directors adopted the Global Ship Lease, Inc. 2019 Omnibus Incentive Plan (the “Equity Incentive Plan”).

The purpose of the Equity Incentive Plan is to provide directors, officers, and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of our company, (c) maximize their performance and (d) enhance the long-term performance of our company. The Equity Incentive Plan is administered by the compensation committee of our Board of Directors or such other committee of our Board of Directors as may be designated by them.

Under the terms of the Equity Incentive Plan, stock options and appreciation rights granted under the Equity Incentive Plan will have an exercise price equal to the fair market value of a common share on the date of grant, provided that in no event may the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than 10 years from the date of grant.

The plan administrator may grant restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the Equity Incentive Plan. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the Equity Incentive Plan. The Equity Incentive Plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Equity Incentive Plan), unless otherwise provided by the Equity Incentive Plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

Our Board of Directors may amend or terminate the Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair the rights or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of Equity Incentive Plan amendments may be required in certain circumstances if required by applicable rules of a national securities exchange or the SEC. Unless terminated earlier by our Board of Directors, the Equity Incentive Plan will expire 10 years from the date on which the Equity Incentive Plan was adopted by the Board of Directors.

On September 29, 2021, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Equity Incentive Plan by 1,600,000 to 3,412,500, and approved an increase in the maximum number of Class A common shares that each non-executive director may be granted in any one year to 25,000. In addition, with effect from October 1, 2021, the Board of Directors approved awards under the Equity Incentive Plan of (a) up to an aggregate of 1,500,000 Class A common shares to members of senior management, and (b) up to an aggregate of 105,000 Class A common shares to our non-executive directors (representing an award of up to 15,000 Class A common shares to each such director) (collectively, the “Initial 2021 Incentive Awards”). The Initial 2021 Incentive Awards were subject to the satisfaction of certain service-based and our performance-based vesting criteria.

During the year ended December 31, 2022, the Board of Directors approved an award of 13,780 Class A common shares to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, which were scheduled to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. During the year ended December 31, 2024, the Board of Directors approved an award to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, amounting to 4,884 Class A common shares which vested and were issued immediately, and 8,311 Class A common shares, which were scheduled to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. These awards, together with the Initial 2021 Incentive Awards, are collectively referred to as the “2021 Incentive Awards.”

In March 2024, as a result of the transition of the Company’s Chief Executive Officer (“CEO”), the Board of Directors approved new awards of (i) 6,465 Class A common shares to a newly appointed non-executive director and (ii) 51,750 Class A common shares to the newly appointed CEO, in each case, scheduled to vest in a similar manner to the 2021 Incentive Awards, adjusted for the dates of appointment. Further, 155,250 unvested Class A common shares were forfeited during the first quarter of 2024, due to retirement of the former CEO.

During the years ended December 31, 2025, 2024, 2023, 2022 and 2021, and having met all applicable vesting criteria for both service and performance, 261,461, 535,912, 399,727, 218,366 and 55,175 Class A common shares vested, respectively, pursuant to the 2021 Incentive Awards.

Effective September 25, 2025, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Equity Incentive Plan by 2,430,000 shares. Effective October 1, 2025, the Board of Directors approved new awards of Class A common shares, with each such award having a term of 3.25 years (ending December 31, 2028) (the “Term”) (such awards, the “2025 Incentive Awards”).

The 2025 Incentive Awards are divided into three tranches: (i) a service tranche, which vests quarterly, pro rata, during the Term, conditioned only on the recipient’s continued service (“Service Tranche”), (ii) a performance tranche, of which approximately 1/3 is earned upon our achievement of a specified annualized return on equity that is measured on each of December 31 of 2026, 2027, and 2028, respectively, after which, such shares are notionally divided into a number of quarterly installments within the Term and are eligible to vest on this basis (“Performance Tranche”), and (iii) a moonshot tranche, which is measured and will vest at the end of the Term based on the achievement of a specified return on equity over the full Term (“Moonshot Tranche”). The Performance Tranche payout thresholds are (a) below 13% return on equity: no payout, (b) 13%-15% return on equity: 50% payout, (c) 15% return on equity: 100% payout (target), and the Moonshot Tranche payout threshold is 30% return on equity: 100% payout.

Of the 2025 Incentive Awards, (a) members of senior management were awarded an aggregate of up to 2,195,250 Class A common shares (comprising a Service Tranche of 731,750 shares, a Performance Tranche of 731,750 shares, and a Moonshot Tranche of 731,750 shares), (b) each non-executive director of ours was awarded up to 22,500 shares (comprising a Service Tranche of 7,500 shares, a Performance Tranche of 7,500 shares, and a Moonshot Tranche of 7,500 shares), and (c) other new awards were made in an aggregate amount of up to 54,750 Class A common shares (comprising a Service Tranche of 18,250 shares, a Performance Tranche of 18,250 shares, and a Moonshot Tranche of 18,250 shares).

C. Board Practices

Our Board of Directors is divided into three classes with one class of directors being elected in each year and each class serving a three-year term. The current term of office of the Term I class of directors consisting of Ms. Helfer, Mr. Neugeborn, and Mr. Pitner, expires at the annual meeting of shareholders to be held in 2027. The current term of office of the Term II class of directors, consisting of Mr. Chalkias, Mr. Giouroukos, and Mr. Webber, expires at the annual meeting of shareholders to be held in 2028. The current term of office of the Term III class of directors, consisting of Mr. Gross, Mr. van Lacum, and Mr. Wils, expires at the annual meeting of shareholders to be held in 2026.

Other than our Executive Chairman, none of our directors have service contracts with us or any of our subsidiaries providing for benefits upon the termination of their employment.

For information about the period during which each director and executive officer has served in such position at our company, see “Item 6. Directors, Senior Management and Employees —A. Directors and Senior Management.”

Director Independence

Our Board of Directors has determined that all of our directors in office as of the date hereof, other than Mr. George Giouroukos and Mr. Ian Webber, are “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act, and the NYSE rules.

Board Committees

Our Board of Directors has formed an audit committee, a compensation committee, a nominating and corporate governance committee, a conflicts committee and an environmental, social and governance committee. Our committee charters are available on our website (http://www.globalshiplease.com) and in print to any investor upon request. The information included on our website is not incorporated herein by reference.

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

The audit committee will at all times be composed exclusively of “independent directors” who, as may be required by the NYSE listing standards, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Our audit committee currently consists of Messrs. Chalkias, van Lacum, and Wils and Ms. Helfer, each of whom is “independent” as defined in Rule 10A-3 under the Exchange Act and the NYSE rules.

In addition, the audit committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our Board of Directors has determined that Mr. van Lacum has such financial sophistication and also qualifies as an “audit committee financial expert” (please refer to ‘‘Item16A. Audit Committee Financial Expert’').

Compensation Committee

We have established a compensation committee, consisting of Messrs. Gross, Chalkias, and Pitner, that is responsible for and reports to our Board of Directors on the evaluation and compensation of executives, oversees the administration of compensation plans, reviews and makes recommendations to the Board of Directors on director and executive compensation, and prepares any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee, consisting of Messrs. Chalkias, Pitner, and Wils, that reports to our Board of Directors on and is responsible for succession planning and the appointment, development, and performance evaluation of our board members and senior executives. It also assesses the adequacy and effectiveness of our corporate governance guidelines, reviewing and recommending changes to the Board of Directors whenever necessary.

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

D. Employees

As of December 31, 2025, we had seven employees.

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

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares, shown as beneficially owned, subject to applicable community property laws. The Class A common shares each have one vote and vote together as a single class.

		Approximate Percentage
Name of Beneficial Owner	Class A Common Shares	of Outstanding Class A
	Beneficially Owned	Common Shares

5% Shareholders:

George Giouroukos (2)(4)	2,848,400	7.9%
Donald Smith & Co., Inc. (3)	2,088,499	5.8%(1)

Other Directors and Executive Officers: (4)
Michael Gross	42,759	0.1%
Alain Wils	5,129	0.0%
Menno van Lacum	23,608	0.1%
Alain Pitner	15,817	0.0%
Michael Chalkias	15,817	0.0%
Rami Neugeborn	5,597	0.0%
Ulrike Helfer	11,349	0.0%
Ian J. Webber	77,125	0.2%
Thomas A. Lister	30,723	0.1%
Anastasios Psaropoulos	105,275	0.3%
George Giannopoulos	7,692	0.0%
All directors and executive officers as a group (12 individuals) (4)	3,189,291	8.9%

(1)	Calculated based on 35,918,244 Class A common shares outstanding as of the date of this Annual Report.

(2)	Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Shipping Participations Inc. which is the record holder of 2,802,824 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Shipping Participations Inc.
(3)	This information is derived from a Schedule 13G filed with the SEC on February 12, 2026.

(4)	The number of shares of Class A common shares beneficially owned by a person and the percentage ownership of that person (calculated based on 35,918,244 Class A common shares outstanding), includes Class A common shares under stock-based awards held by that person that are vested as of March 12, 2026 or that will become vested within 60 days after March 12, 2026 and which are described above under the heading “Item 6. Directors, Senior Management and Employees-B. Compensation-2019 Omnibus Incentive Plan.”

As of March 12, 2026, we had 14 registered shareholders of record, two of which were located in the United States holding an aggregate of 35,138,815 million of our Class A common shares, representing 97.5% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 35,138,528 of our Class A common shares as of March 12, 2026, representing 97.4% of our outstanding shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

On October 29, 2018, we entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which amended and restated the Marathon Registration Rights Agreement, with KEP VI, KIA VIII, CMA CGM, Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross, and Maas Capital Investments B.V. with respect to all Class A common shares (and the Series C Preferred Shares at that time) held by such shareholders on the closing date of the Poseidon Transaction, including any Class A common shares issued on conversion of the Series C Preferred Shares (the “Registrable Securities”). The Amended and Restated Registration Rights Agreement became effective on the closing of the Poseidon Transaction. Pursuant to the Amended and Restated Registration Rights Agreement, we filed with the SEC a shelf registration statement to register the offer and resale of all of the Registrable Securities. The Amended and Restated Registration Rights Agreement also provides certain piggyback and demand registration rights to the holders of Registrable Securities and contains customary indemnification and other provisions. Based on information provided to us by Kelso, KEP VI, and KIA VIII no longer hold Registrable Securities. Based on a Schedule 13D/A filed by CMA CGM with the SEC on September 7, 2022, CMA CGM no longer holds any Registerable Securities.

Non-Compete Agreement

On October 29, 2018, we entered into a Non-Compete Agreement (the “Original Non-Compete Agreement”) with Mr. George Giouroukos and Conchart reflecting, among other things, the provisions described below. The Non-Compete Agreement became effective on the closing of the Poseidon Transaction. On March 12, 2025, we entered into a First Amended and Restated Non-Compete Agreement with Mr. George Giouroukos and Conchart amending the Original Non-Compete Agreement.

Restricted Business

For so long as Mr. Giouroukos is our Executive Chairman, Mr. Giouroukos and any entity which he controls will agree not to acquire, own, or operate containerships. However, under certain exceptions, Mr. Giouroukos, and any entity which he controls, may compete with us, which could affect our business. Specifically, Mr. Giouroukos, and any entity which he controls, will not be prevented from:

1.	Acquiring, owning, operating, or chartering vessels other than containerships;

2.	Acquiring or owning one or more containerships (or an interest in one or more containerships) if we decide not to exercise our right of first refusal to acquire such containership (or interest in such containership), in accordance with the terms of the Non-Compete Agreement described below under “Right of First Refusal”;

3.	Acquiring, owning, operating, or chartering one or more containerships as part of the acquisition of a controlling interest in a business or package of assets that owns, operates, or charters such containerships; provided, however, that Mr. Giouroukos, and any entity which he controls must offer to sell such containership(s) to us at their fair market value plus any additional tax or other similar costs that Mr. Giouroukos, and any entity which he controls, incurs in connection with the acquisition and the transfer of such containership to us separate from the acquired business, if a majority of the value of the business or the package of assets acquired is attributable to containerships, unless the acquisition of such controlling interest was otherwise permitted;

4.	Providing vessel management services relating to containerships, or other vessel types, including technical and commercial management, warehouse transactions for financial institutions and pool management;

5.	Acquiring, owning, operating, or chartering any containership that Mr. Giouroukos, and any entity which he controls, owned or operated or had a contractual arrangement with respect to as of the closing date of the Plan of Merger by and among Poseidon Containers Holdings LLC, K&T Marine LLC, us, and other parties;

6.	Transferring to Mr. Giouroukos or any entity which he controls, title to a vessel that Mr. Giouroukos or such entity that he controls or any third party is entitled to acquire, own, and operate under the Non-Compete Agreement, pursuant to or in connection with the termination of a financing arrangement, including by way of a sale and leaseback or similar transaction, which is accounted for under United States generally accepted accounting principles as a financial lease;

7.	Acquiring, owning, operating, or chartering any containership that is subject to an offer to purchase as described in paragraphs (2) and (3) above, in each case pending the offer of such containership to us and our determination whether to purchase the containership and, if so, pending the closing of such purchase; and

8.	Increasing ownership interest of Mr. Giouroukos in a containership that was previously subject to an offer to purchase by us as described in paragraphs (2) or (3) above, that, in each case, our Board of Directors previously elected not to cause us to purchase.

Further to the above, notwithstanding this agreement, Mr. Giouroukos, and any entity which he controls, may claim business opportunities that would benefit us, and this could have an adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends.

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

Prior to entering into any transaction regarding any containership’s disposition with a non-affiliated third party, Mr. Giouroukos, or such entity controlled by him, will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 14-day period after the delivery of such notice, and at our election we (through our conflicts committee) and Mr. Giouroukos, or such entity controlled by him, will negotiate in good faith to reach an agreement on the transaction, which shall be approved by our conflicts committee which is comprised of independent directors. If we do not reach an agreement within such 14-day period, Mr. Giouroukos, or such entity controlled by him, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose, or re-contract the containership to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable than those offered pursuant to the written notice. If, however, after receipt of the notice, we elect not to exercise our right of first offer with respect to the transfer of a containership, then the procedures shall not be required with respect any future proposed transfer of such containership occurring on substantially similar terms and conditions as set forth in such notice.

Upon a change of control of us, these rights of first offer will terminate immediately. In addition, at such time that Mr. Giouroukos ceases to serve as our Executive Chairman, these rights of first offer as applicable to Mr. Giouroukos will terminate immediately.

Chartering Opportunities

If Conchart, or any entity it controls, acquires knowledge of a potential opportunity to enter into a potential charter with or without profit sharing for a particular containership that it believes in good faith would be suitable for our vessels, which we refer to as a “Potential Charter Opportunity,” then Conchart, or such entity that it controls, would be obliged to offer such Potential Charter Opportunity to us and, for a period of up to two business days, we shall have the right to elect to pursue such Potential Charter Opportunity for ourselves or allow Conchart to direct such Potential Charter Opportunity to itself or another person or entity. In determining suitability of a Potential Charter Opportunity, Conchart shall take into consideration certain factors, such as the availability, suitability, and positioning of the relevant vessel, the potential charterer’s demands for the vessel’s specifications and costs. In the event we do not elect to accept the Potential Charter Opportunity, Conchart shall be free to pursue such Potential Charter Opportunity or direct it to another person or entity for a period of 15 calendar days on the same terms and conditions as presented to us.

Ship Management Agreements

Technomar provides us with all day-to-day technical ship management services, pursuant to the TTMA for all of the vessels in our fleet. Each TTMA was amended and restated in March 2024 (with effect from January 1, 2024) to expand Technomar’s responsibilities in view of EU ETS requirements, again amended and restated in March 2025 (with effect from January 1, 2025) to expand Technomar’s responsibilities in view of FEUM requirements, as detailed below, and again amended and restated in February 2026 (with effect from January 1, 2026) to clarify the applicability of fees with respect to such EU ETS and FEUM services.

Mr. George Giouroukos, our Executive Chairman, is the Founder, Managing Director, and majority beneficial owner of Technomar. Technical management services provided under each TTMA include crewing, purchasing stores, lubricating oils, and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including monitoring and reporting with respect to EU ETS requirements (including related Emission Trading Scheme Allowances) and FEUM compliance, and the arrangement and management of drydocking. We pay Technomar a daily management fee of EUR 850 from January 1, 2026, compared to EUR 820 for 2025, per vessel, payable in monthly instalments in advance in U.S. dollars, which, in addition to covering the technical ship management services being provided, includes administrative support services, including accounting and financial reporting, treasury management services and legal services also being provided pursuant to the TTMAs. We also reimburse the Technomar for the costs it incurs on our behalf, and provide customary indemnification to Technomar and its employees, agents and sub-contractors. We also pay Technomar a fee of EUR 7,500, per annum per vessel, pro rata, for the provision of additional services relating to our compliance with (i) EU ETS requirements, effective January 1, 2024, and (ii) FEUM requirements, effective January 1, 2026, such services including, among others, gathering and monitoring emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and managing and monitoring EU ETS trading accounts on our behalf. The fee covering EU ETS and FEUM services is subject to a good faith re-appraisal as market standards evolve.

Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. Each TTMA may be terminated (a) by either party by giving six months’ written notice, in which case, if such notice is given at or prior to the termination of the minimum term, a termination payment of fifty percent of the annual fee is payable by us if the TTMA is terminated by Technomar and a termination payment of seven times the annual fee is payable by us if the TTMA is terminated by us, or (b) following the expiry of the minimum term, by either party by giving six months’ written notice to the other party, in which case, a termination payment of fifty percent of the annual fee is payable by us if the TTMA is terminated by Technomar and a termination payment of six times the annual fee is payable by us if the TTMA is terminated by us. In the event of the sale or total loss of the applicable vessel, a payment equal to one quarter of the annual management fee will apply, provided that the sale is not part of a change in control. If the TTMA is terminated as a result of a change of control in us, as provided in the TTMA, then a termination payment of seven times the annual fee will apply. The TTMA may also be terminated (i) by us, upon a change of control of Technomar, (ii) automatically on the insolvency of either party, (iii) by one party upon the breach by the other party of the TTMA, among other reasons, and may result in a termination payment as provided therein. We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms.

The management fees paid by us to Technomar for the year ended December 31, 2025 amounted to $23.8 million. The management fees paid by us to Technomar for the year ended December 31, 2024 amounted to $21.8 million. For the year ended December 31, 2023 management fees paid by us to Technomar amounted to $19.1 million. GSL has guaranteed certain of the financial obligations of its subsidiaries under each applicable TMA.

Six vessels, which were purchased by us in July 2021, were previously managed by another third-party ship manager with those management agreements having been terminated between May and July 2023 (the “Third-Party Managed Vessels”). Each of our vessel-owning subsidiaries for the Third-Party Managed Vessels entered into a Supervision Agreement with Technomar, pursuant to which Technomar supervised the third-party manager. Technomar also undertook the provision of Technical, Drydock, Insurance, Freight and Claims Handling Services as well as accounting, administrative, and support services. Pursuant to the Supervision Agreements, we paid a supervision fee of $157.50 per day (effective from January 1, 2023) per vessel ($150.00 prior to January 1, 2023). The Supervision Agreements terminated when the underlying management agreement terminated between May and July 2023.

Conchart provides commercial management services to us on all of our vessels pursuant to the CCMA. Mr. George Giouroukos, our Executive Chairman, is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advising us on market developments, and on the development of new rules and regulations with respect to trading and cargo restrictions, (iv) assisting in the calculation of hires, and the collection of any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating memoranda of agreement for the sale of the vessels. No commission is payable on any charter of a vessel in our fleet to CMA CGM in place as of November 15, 2018, if applicable. However, commission is payable to the managers for any extension of such charters after March 31, 2021. We have agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture. Further, we have agreed to pay to the commercial manager, who shall be named broker in each memorandum of agreement (or equivalent agreement) providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager.

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

The fees charged by us to Conchart for the year ended December 31, 2025 amounted to $8.7 million. For the year ended December 31, 2024, fees charged to Conchart amounted to $8.6 million.

For additional information on our related party transactions, please see the notes to our consolidated financial statements included herein.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations, or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material adverse effect on our business, financial position, results of operations, or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims associated with operating containerships. We expect that these claims would be covered by insurance, subject to customary deductibles. Claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

On January 12, 2021, we announced that our Board of Directors had initiated a dividend policy under which we intended to pay shareholders a regular quarterly cash dividend of $0.12 per Class A common share with effect from the first quarter of 2021. We paid dividends of $0.25 per Class A common share for the first, second, third, and fourth quarter of 2021 and we announced on November 22, 2021 that from first quarter of 2022 the dividend will increase by 50% to $0.375 per Class A common share per quarter. We paid dividends of $0.375 per Class A common share for the first, second, third, and fourth quarters of 2022 and 2023 and first quarter of 2024. On August 5, 2024, we announced an increase in quarterly dividend by 20% to $0.45 per common share. We paid dividends of $0.45 per Class A common share for the second, third, and fourth quarter of 2024.

On March 5, 2025, we announced an increase in our supplemental quarterly dividend by 16.7% (at that time) to $0.525 per Class A common share. We paid dividends of $0.525 per Class A common share for the first and second quarter of 2025. On November 10, 2025, we declared a dividend of $0.625 per Class A common share for the third quarter of 2025, which was paid on December 4, 2025 to common shareholders of record as of November 21, 2025. Our Board of Directors had determined that sustained market demand for our fleet and our progress on securing forward fixtures at attractive levels supported a $0.10 per share increase in our quarterly supplemental dividend, amounting to a 19.0% increase in total annualized dividends per share at that time, to $2.50 ($0.625 per quarter).

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

The declaration and payment of any dividend is always subject at all times to the discretion of our Board of Directors which reviews our dividend policy quarterly, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends, and financial performance including cash flow, restrictions under our current and future agreements governing our indebtedness, including our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our Board of Directors, increased or unanticipated expenses, additional borrowings, or future issuances of securities and other factors, many of which will be beyond our control.

There were 4,359,190 Depositary Shares outstanding as at December 31, 2025, each of which represents 1/100th of one share of our Series B Preferred Shares. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of Directors. Following the issuance of the Series B Preferred Shares, no dividend may be declared or paid or set apart for payment on our common shares and other junior securities, unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares, subject to certain exceptions. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” Dividends have been declared as scheduled with respect to our Series B Preferred Shares.

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

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be treated as “qualified dividend income” subject to tax at preferential rates. See “Item. 10. Additional Information—E. Taxation—Tax consequences of holding class A common shares—Taxation of distributions paid on Class A common shares” for information regarding the eligibility requirements for “qualified dividend income.”

B. Significant Changes

 None.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Please see “Item 9. Offer and the Listing—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

On August 15, 2008, our Class A common shares began trading on the NYSE under the symbol “GSL.” On August 20, 2014, our Depositary Shares, each of which represents a 1/100th interest in a share of our Series B Preferred Shares, began trading on the NYSE under the symbol “GSL-B.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation have previously been filed as Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form 8-A (File No. 001-34153) filed with the SEC on March 26, 2019 and are hereby incorporated by reference into this Annual Report. Articles of Amendment to the Amended and Restated Articles of Incorporation have previously been filed as Exhibit 3.3 to our Report on Form 6-K, filed with the SEC on March 25, 2019 and are hereby incorporated by reference into this Annual Report. Our Fourth Amended and Restated Bylaws were previously filed as Exhibit 1.3 to the Annual Report on Form 20-F filed with the SEC on March 18, 2025 and are hereby incorporated by reference into this Annual Report.

A description of the material terms of our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws is included in “Description of Securities,” previously filed as Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on March 20, 2024 and is hereby incorporated by reference into this Annual Report.

Registration Rights Agreement

We have a registration rights agreement with certain of our shareholders that was amended and restated in October 2018 upon closing of the Poseidon Transaction. For a description of the Amended and Restated Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

C. Material Contracts

We refer you to “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the contracts that we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report. Certain of these material agreements that are to be performed in whole or in part after the date of this Annual Report are attached as exhibits to this Annual Report.

Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D. Exchange Controls

We are not aware of any governmental laws, decrees, or regulations in the Republic of the Marshall Islands that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest, or other payments to non-resident holders of our securities.

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

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. During 2025, the Class A common shares represented more than 50% of the total combined voting power and value of all classes of our stock. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year. Furthermore, the Class A common shares may not represent more than half of the voting power or value of all classes of our stock.

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

Based on information that we have as to our shareholders and other matters, we believe that we qualified for the Section 883 exemption for 2023, 2024 and 2025. Whether we may satisfy the “publicly-traded” test for 2026 and future taxable years depends on factors that are outside of our control, and we cannot provide any assurances that we will or will not satisfy the “publicly-traded” test to claim exemption from U.S. taxation for 2026 or future taxable years.

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

United States taxation of gain on sale of vessels

If we qualify for the Section 883 exemption, then gain from the sale of any vessel generally will be exempt from tax under Section 883. Even if such gain is not exempt from tax under Section 883, we will not be subject to U.S. federal income taxation with respect to such gain, assuming that we are not, and have never been, engaged in a U.S. trade or business. Under certain circumstances, if we are so engaged, gain on sale of vessels could be subject to U.S. federal income tax.

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

Dividends or gains that are effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder, and in the case of a non-U.S. holder that is a corporation (or entity that is classified as a corporation for U.S. federal income tax purposes), may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We filed reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits, are available from http://www.sec.gov. Shareholders may also request a copy of our filings by writing to us at the following address: c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens 14561, Greece or telephoning us at +30 2106233670.

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

Currently we are 75% hedged on our floating rate debt of $515.3 million.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. On April 4, 2024, we entered into the FX option to purchase €3.0 million, with monthly settlements, that started April 11, 2024, and ended March 13, 2025. The strike price was EURUSD 1.10. We entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the U.S. dollar and Euro. This FX option was designated as a cash flow hedge of anticipated expenses.

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our vessels and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses, and general and administrative expenses. Currently, due to the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East, including the recent military conflict in Iran, and other regions throughout the world, and changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs, and other expenses, in addition to drydocking expenses and general and administrative expenses.

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

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, the end of the period covered by this Annual Report, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 using the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the foregoing, management has concluded that internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers S.A., an independent registered public accounting firm, as stated in their report which appears herein.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that our director and chairman of the audit committee, Mr. van Lacum, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. This document is available in the Corporate Governance section of our website (http://www.globalshiplease.com). The information included on our website is not incorporate herein by reference. We also intend to disclose on our website any waivers to or amendments of our Code of Business Conduct and Ethics for the benefit of our executive officers that we may be required to disclose under applicable rules.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2025 and 2024 was PricewaterhouseCoopers S.A., an independent registered public accounting firm.

Fees Incurred by Global Ship Lease for PricewaterhouseCoopers S.A.’s Services

The fees for services rendered by the principal accountant in 2025 and 2024 were as follows:

	2025	2024
Audit Fees	$679,000	$660,100
Audit related fees	31,100	26,100
Tax Fees	37,326	39,765
All other fees	17,300	2,094
Total	$764,726	$728,059

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

Tax Fees

Tax fees for 2025 and 2024 are primarily for tax compliance and consultation services.

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

In March 2022, our Board of Directors authorized our repurchase of up to $40.0 million of Class A common shares, to be utilized on an opportunistic basis, and in July 2023, our Board of Directors authorized our repurchase of an additional $40.0 million of Class A common shares on the same basis, which we refer to as our Share Repurchase Program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares. We did not repurchase any of our common shares in 2025.

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

Share Issuances

In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allow the Board of Directors to approve share issuances. However, pursuant to 313.00 of Section 3 of the NYSE Listed Company Manual, the NYSE will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is in compliance with the NYSE’s requirements for domestic companies or that is not prohibited by the company’s home country law. We are not subject to such restrictions under the law of our home country, the Republic of the Marshall Islands.

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

Our Board of Directors has adopted Policies and Procedures to Detect and Prevent Insider Trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy was previously filed as Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on March 20, 2024 and is hereby incorporated by reference into this Annual Report.

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

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information about risks associated with cybersecurity, see “Item 3. Key Information—D. Risk Factors—Cybersecurity Risk—A cyber-attack could materially disrupt our business.”

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

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

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Global Ship Lease, Inc.’s Registration Statement on Form 8-A (File No. 001-34153) filed on March 26, 2019).

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 6-K, filed on March 25, 2019).

1.3	Fourth Amended and Restated Bylaws of Global Ship Lease, Inc. (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F, filed on March 18, 2025).

1.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

1.5	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective December 9, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 10, 2019).

1.6	Certificate of Amendment to Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar of Corporations of the Republic of the Marshall Islands and effective (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 6-K filed on December 29, 2022).

1.7	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F filed on March 29, 2019).

2.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K (File No. 001-34153) filed on March 25, 2019).

2.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed on August 20, 2014).

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.3 of the Company’s Annual Report on Form 20-F filed on March 20, 2024).

4.1	Deed of Accession, Amendment and Restatement, dated December 10, 2019, by and among Global Ship Lease 30 LLC, Global Ship Lease 31 LLC and Global Ship Lease 32 LLC, as original borrowers, Global Ship Lease 33 LLC and Global Ship Lease 34 LLC, as additional borrowers, Global Ship Lease, Inc., as parent guarantor, and Hellenic Bank Public Company Limited, as arranger, facility agent and security agent, relating to the facility agreement dated May 23, 2019 (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on April 2, 2020).

4.2	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 253 Leasing Co. Limited as Lessor and Global Ship Lease 70 LLC as Lessee (incorporated by reference to Exhibit 4.16 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.3	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 254 Leasing Co. Limited as Lessor and Global Ship Lease 71 LLC as Lessee (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.4	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 251 Leasing Co. Limited as Lessor and Global Ship Lease 68 LLC as Lessee (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.5	$30.0 Million Sale and Leaseback Agreement, dated August 26, 2021, by and among SEA 252 Leasing Co. Limited as Lessor and Global Ship Lease 69 LLC as Lessee (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F filed on March 24, 2022).

4.6	Note Purchase Agreement, dated June 14, 2022, by and among Knausen Holding LLC and the purchasers named therein, relating to the 5.69% Senior Secured Notes due 2027 (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed on June 21, 2022).

4.7	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 (File No. 333-147070) filed on November 1, 2007).

4.8*	2019 Omnibus Incentive Plan (as amended and restated on September 29, 2021, and as further amended and restated on September 25, 2025).

4.9	Amended and Restated Non-Compete Agreement, dated as of March 12, 2025, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc. (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F filed on March 18, 2025).

4.10	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.11	Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed on October 30, 2018).

4.12*	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and vessel-owning subsidiaries of Global Ship Lease, Inc.

4.13	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and vessel-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 4.24 of the Company’s Annual Report on Form 20-F filed on March 23, 2023).

4.14	$300.0 Million Credit Facility, dated August 7, 2024, by and among Ikaros Marine LLC, Leonidas Marine LLC, Hector Marine LLC, Aristoteles Marine LLC, Menelaos Marine LLC, Philippos Marine LLC, Alexander Marine LLC, Penelope Marine LLC, Laertis Marine LLC, Telemachus Marine LLC, as joint and several borrowers, the Company as guarantor and the banks and financial institutions listed in Part B of Schedule 1 as lenders, Crédit Agricole Corporate and Investment Bank, ABN AMRO BANK N.V. and Bank of America N.A., as mandated lead arrangers, Crédit Agricole Corporate and Investment Bank as facility agent and security agent. (incorporated by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F filed on March 18, 2025).

4.15	$44.5 Million Sale and Leaseback Agreement, dated December 23, 2024, by and among Ocean Jing Shipping Limited as Lessor and Global Ship Lease 77 LLC as Lessee. (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F filed on March 18, 2025).

4.16	$44.5 Million Sale and Leaseback Agreement, dated December 24, 2024, by and among Ocean Dance Shipping Limited as Lessor and Global Ship Lease 76 LLC as Lessee. (incorporated by reference to Exhibit 4.28 of the Company’s Annual Report on Form 20-F filed on March 18, 2025).

4.17*	$44.5 Million Sale and Leaseback Agreement, dated January 22, 2025, by and among Ocean Tianxiu Shipping Limited as Lessor and Global Ship Lease 79 LLC as Lessee.

4.18*	$44.5 Million Sale and Leaseback Agreement, dated January 22, 2025, by and among Ocean Rainbow Shipping Limited as Lessor and Global Ship Lease 78 LLC as Lessee.

4.19*	$85.0 Million UBS AG Credit Facility Agreement, dated March 26, 2025.

4.20	Equity Distribution Agreement, dated September 23, 2025, by and among the Company and Evercore Group L.L.C. and Jefferies LLC. (incorporated by reference to Exhibit 1.1 of the Company’s Report on Form 6-K filed on September 23, 2025).

4.21	At Market Issuance Sales Agreement, dated September 23, 2025, by and among the Company and B. Riley Securities, Inc. and Evercore Group L.L.C. (incorporated by reference to Exhibit 1.2 of the Company’s Report on Form 6-K filed on September 23, 2025)

8.1*	List of Subsidiaries of Global Ship Lease, Inc.

11.1	Policies and Procedures to Detect and Prevent Insider Trading (incorporated by reference to Exhibit 11.1 of the Company’s Annual Report on Form 20-F filed on March 20, 2024).

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Global Ship Lease, Inc.’s Chief Financial Officer.

13.1*	Global Ship Lease, Inc. Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Global Ship Lease, Inc. Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers S.A.

15.2*	Consent of Maritime Strategies International Ltd.

15.3*	Consent of Watson Farley & Williams LLP

97.1	Policy for the Recovery of Erroneously Awarded Incentive Compensation (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed on March 20, 2024).

101*	Interactive Data Files (formatted as Inline XBRL).

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SHIP LEASE, INC.

By:	/s/Thomas A. Lister
Thomas A. Lister
Chief Executive Officer

Date: March 16, 2026

GLOSSARY OF SHIPPING TERMS

Unless otherwise stated, references to the following terms have the following meaning as used in this Annual Report:

Address commission. A discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate.

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

Global Ship Lease, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Ship Lease, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Global Ship Lease, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment Assessment – Long-lived assets

As disclosed in Notes 2 and 4 to the consolidated financial statements, as of December 31, 2025 the Company’s fleet consisted of vessels with a total carrying value of $2 billion. Management reviews vessels held and used or to be disposed of by the Company for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers. The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet, (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values. Revenue assumptions are based on contracted time charter rates up to the end of the existing contract of each vessel and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 16, 2026

We have served as the Company's auditor since 2018.

Table of Contents Global Ship Lease, Inc. Consolidated Balance Sheets (Expressed in thousands of U.S. dollars except share data)

		As of
	Note	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$273,876	$141,375
Time deposits		199,100	26,150
Restricted cash	3	50,520	55,583
Accounts receivable, net	2h	49,887	12,501
Inventories	8	14,600	18,905
Prepaid expenses and other current assets	7	33,623	31,949
Derivative assets	9	5,234	14,437
Due from related parties	14	148	342
Total current assets		$626,988	$301,242
NON - CURRENT ASSETS
Vessels in operation	4	$1,962,888	$1,884,640
Advances for vessels acquisitions and other additions	4	35,961	18,634
Deferred dry dock and special survey costs, net	5	110,936	91,939
Other non-current assets	2q	10,830	20,155
Derivative assets, net of current portion	9	—	5,969
Restricted cash and other instruments, net of current portion	3	113,600	50,666
Total non - current assets		2,234,215	2,072,003
TOTAL ASSETS		$2,861,203	$2,373,245
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	10	$61,912	$26,334
Accrued liabilities	11	47,727	46,926
Current portion of long - term debt	12	147,567	145,276
Current portion of deferred revenue	3	48,885	44,742
Due to related parties	14	692	723
Total current liabilities		$306,783	$264,001
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	12	$541,575	$538,781
Intangible liabilities - charter agreements	6	90,054	49,431
Deferred revenue, net of current portion	3	121,707	57,551
Total non - current liabilities		753,336	645,763
Total liabilities		$1,060,119	$909,764
Commitments and Contingencies	15	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,913,628 shares issued and outstanding (2024 - 35,447,370 shares)	16	$359	$355
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2024 - 43,592 shares)	16	—	—
Additional paid in capital		694,331	680,743
Retained Earnings		1,104,617	773,759
Accumulated other comprehensive income		1,777	8,624
Total shareholders' equity		1,801,084	1,463,481
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,861,203	$2,373,245

 See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Consolidated Statements of Income (Expressed in thousands of U.S. dollars except share and per share data)

		Year ended December 31,
	Note	2025	2024	2023
OPERATING REVENUES
Time charter revenue	13, 14	$752,965	$705,529	$666,715
Amortization of intangible liabilities-charter agreements	6, 14	13,486	5,526	8,080
Total operating revenues		766,451	711,055	674,795

OPERATING EXPENSES:
Vessel operating expenses (include related party vessels operating expenses of $23,817, $21,804 and $19,086 for each of the years ended December 31, 2025, 2024 and 2023, respectively)	14	208,426	191,257	179,221
Time charter and voyages expenses (include related party time charter and voyage expenses of $8,689, $8,610 and $7,995 for each of the years ended December 31, 2025, 2024 and 2023, respectively)	14	25,134	23,536	23,582
Depreciation and amortization	4, 5	121,961	99,991	91,727
Impairment of vessels	4	—	—	18,830
General and administrative expenses		22,080	17,132	18,217
Gain on sale of vessels	4	(46,272)	—	—
Operating Income		435,122	379,139	343,218

NON-OPERATING INCOME/(EXPENSES)
Interest income		19,192	16,735	9,777
Interest and other finance expenses (include $875, $3,627 and $108 expenses relating to prepayment fees and acceleration of deferred financing costs, if any, for each of the years ended December 31, 2025, 2024 and 2023, respectively)		(38,966)	(40,676)	(44,824)
Other income, net		6,059	3,601	2,149
Fair value adjustment on derivative asset	9	(4,952)	(5,170)	(5,372)
Total non-operating expenses		(18,667)	(25,510)	(38,270)
Income before income taxes		416,455	353,629	304,948
Income taxes		—	(1)	(448)
Net Income		$416,455	$353,628	$304,500
Earnings allocated to Series B Preferred Shares	16	(9,536)	(9,536)	(9,536)
Net Income available to Common Shareholders, Basic		$406,919	$344,092	$294,964
Net Income available to Common Shareholders, Diluted		$406,919	$344,092	$294,964
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	18	35,708,122	35,316,495	35,405,458
Diluted	18	35,962,136	35,577,956	35,928,922
Net Earnings per Class A common share
Basic	18	11.40	9.74	8.33
Diluted	18	11.32	9.67	8.21

See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Consolidated Statements of Comprehensive Income (Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2025	2024	2023
Net Income available to Common Shareholders		$406,919	$344,092	$294,964
Other comprehensive income:
Cash Flow Hedge:
Unrealized loss on derivative assets/FX option	9	(10,415)	(16,179)	(16,625)
Amortization of interest rate cap premium		3,568	4,586	4,271
Amounts reclassified to earnings	9	—	877	214
Total Other Comprehensive Loss		(6,847)	(10,716)	(12,140)
Total Comprehensive Income		$400,072	$333,376	$282,824

See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Note	2025	2024	2023
Cash flows from operating activities:
Net income		$416,455	$353,628	$304,500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		121,961	99,991	91,727
Gain on sale of vessels	4	(46,272)	—	—
Impairment of vessels	4	—	—	18,830
Amounts reclassified to other comprehensive income	9	—	877	214
Amortization of derivative assets’ premium		3,568	4,586	4,271
Amortization of deferred financing costs	12	3,660	6,828	5,526
Amortization of original issue discount on instruments	3	(73)	—	—
Amortization of intangible liabilities - charter agreements	6	(13,486)	(5,526)	(8,080)
Fair value adjustment on derivative asset	9	4,952	5,170	5,372
Prepayment fees on debt repayment	12	175	870	—
Stock based compensation expense	17	13,964	8,704	10,189
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets		(29,735)	4,535	(669)
Decrease/(increase) in inventories		4,305	(3,141)	(3,527)
Increase in derivative assets	9	(194)	(249)	—
Increase/(decrease) in accounts payable and other liabilities		38,745	16,244	(5,890)
Decrease in related parties' balances, net		163	290	192
Increase/(decrease) in deferred revenue	3	68,299	(20,153)	(9,306)
Payments for drydocking and special survey costs		(58,189)	(42,506)	(38,341)
Unrealized foreign exchange loss/(gain)		1	(2)	—
Net cash provided by operating activities		$528,299	$430,146	$375,008
Cash flows from investing activities:
Acquisition of vessels		(121,541)	(205,500)	(123,300)
Cash paid for vessel expenditures		(14,173)	(12,840)	(19,586)
Net proceeds from sale of vessels	4	88,568	—	5,940
Advances for vessel acquisitions and other additions		(33,226)	(24,154)	(9,587)
Time deposits and other instruments acquired	3	(271,532)	(12,150)	(5,450)
Net cash used in investing activities		$(351,904)	$(254,644)	$(151,983)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities and sale and leaseback	12	218,500	344,500	76,000
Repayment of credit facilities and sale and leaseback	12	(144,672)	(185,438)	(202,348)
Repayment of refinanced debt, including prepayment fees	12	(70,393)	(292,010)	—
Deferred financing costs paid	12	(2,185)	(3,120)	(1,140)
Net proceeds from offering of Class A common shares, net of offering costs	16	(332)	445	—
Cancellation of Class A common shares	16	—	(4,994)	(21,969)
Class A common shares - dividend paid	16	(76,061)	(58,438)	(53,249)
Series B Preferred Shares - dividend paid	16	(9,536)	(9,536)	(9,536)
Net cash used in financing activities		$(84,679)	$(208,591)	$(212,242)
Net increase/(decrease) in cash and cash equivalents and restricted cash		91,716	(33,089)	10,783
Cash and cash equivalents and restricted cash at beginning of the year		247,624	280,713	269,930
Cash and cash equivalents and restricted cash at end of the year		$339,340	$247,624	$280,713
Supplementary Cash Flow Information:
Cash paid for interest		$46,806	$55,421	$67,997
Cash received from interest rate caps	9	16,600	27,027	32,549
Non-cash investing activities:
Acquisition of intangibles	6	54,109	49,295	—
Non-cash financing activities:
Unpaid offering costs		40	—	—
Unrealized loss on derivative assets/FX option	9	(10,415)	(16,179)	(16,625)

See accompanying notes to Consolidated Financial Statements

Table of Contents Global Ship Lease, Inc. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2023	35,990,288	43,592	$ 359	$ —	$688,262	$ 246,390	$ 31,480	$ 966,491
Stock-based compensation expense (Note 17)	440,698	—	5	—	10,184	—	—	10,189
Cancellation of Class A common shares (Note 16)	(1,242,663)	—	(13)	—	(21,956)	—	—	(21,969)
Other comprehensive income	—	—	—	—	—	—	(12,140)	(12,140)
Net Income for the year	—	—	—	—	—	304,500	—	304,500
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	(9,536)	—	(9,536)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	—	—	—	102	—	—	102
Class A common shares dividend (Note 16)	—	—	—	—	—	(53,249)	—	(53,249)
Balance at December 31, 2023	35,188,323	43,592	$ 351	$ —	$ 676,592	$ 488,105	$ 19,340	$ 1,184,388

Stock-based compensation expense (Note 17)	483,713	—	6	—	8,698	—	—	8,704
Issuance of Class A common shares, net of offering costs (Note 16)	27,106	—	—	—	445	—	—	445
Cancellation of Class A common shares (Note 16)	(251,772)	—	(2)	—	(4,992)	—	—	(4,994)
Other comprehensive loss	—	—	—	—	—	—	(10,716)	(10,716)
Net Income for the year	—	—	—	—	—	353,628	—	353,628
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	(9,536)	—	(9,536)
Class A common shares dividend (Note 16)	—	—	—	—	—	(58,438)	—	(58,438)
Balance at December 31, 2024	35,447,370	43,592	$ 355	$ —	$ 680,743	$ 773,759	$ 8,624	$ 1,463,481

Stock-based compensation expense (Note 17)	466,258	—	4	—	13,960	—	—	13,964
Issuance of Class A common shares, net of offering costs (Note 16)	—	—	—	—	(133)	—	—	(133)
Issuance of Series B Preferred shares, net of offering costs (Note 16)	—	—	—	—	(239)	—	—	(239)
Other comprehensive loss	—	—	—	—	—	—	(6,847)	(6,847)
Net Income for the year	—	—	—	—	—	416,455	—	416,455
Series B Preferred Shares dividend (Note 16)	—	—	—	—	—	(9,536)	—	(9,536)
Class A common shares dividend (Note 16)	—	—	—	—	—	(76,061)	—	(76,061)
Balance at December 31, 2025	35,913,628	43,592	$ 359	$ —	$ 694,331	$ 1,104,617	$ 1,777	$ 1,801,084

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

During the fourth quarter of 2024, the Company agreed to purchase four high-reefer ECO 9,019 TEU vessels for an aggregate price of $273,891, of which three were delivered on various dates in December 2024.

During the first quarter of 2025, the fourth ECO 9,019 TEU vessel was delivered in January 2025, and the Company sold also three vessels Tasman, Keta and Akiteta. In May 2025, Dimitris Y was contracted to be sold and was delivered to the buyers on October 13, 2025 (see Note 4). During the fourth quarter of 2025, the Company also agreed to purchase three ECO 8,586 TEU containerships (the “Three Vessels”) for an aggregate purchase price of $90,000, of which two were delivered on various dates in December 2025 and the third one on January 9, 2026.

Following the above-mentioned additions and the sale of vessels in 2021, 2023, 2024 and 2025, the Company’s fleet comprises 70 containerships with average age as at December 31, 2025, weighted by TEU capacity, of 18.0 years.

The following table provides information about the 70 vessels owned as at December 31, 2025.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	3Q28
Laertis Marine LLC	Marshall Islands	Zim Norfolk	9,115	2015	2Q32 (4)
Penelope Marine LLC	Marshall Islands	Zim Xiamen	9,115	2015	3Q32 (4)
Telemachus Marine LLC	Marshall Islands	Anthea Y	9,115	2015	4Q28
Global Ship Lease 78 LLC (3)	Liberia	Sydney Express	9,019	2016	3Q27 (5)
Global Ship Lease 79 LLC (3)	Liberia	Istanbul Express	9,019	2016	3Q26 (5)
Global Ship Lease 77 LLC (3)	Liberia	Bremerhaven Express	9,019	2015	2Q27 (5)
Global Ship Lease 76 LLC (3)	Liberia	Czech	9,019	2015	4Q26 (5)
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	3Q30 (6)
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	4Q30 (6)
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q30 (6)
Global Ship Lease 72 LLC	Liberia	GSL Alexandra	8,599	2004	2Q28 (7)
Global Ship Lease 73 LLC	Liberia	GSL Sofia	8,599	2003	3Q28 (7)
Global Ship Lease 74 LLC	Liberia	GSL Effie	8,599	2003	3Q28 (7)
Global Ship Lease 75 LLC	Liberia	GSL Lydia	8,599	2003	2Q28 (7)
Global Ship Lease 80 LLC	Liberia	Lotus A	8,586	2010	2Q26 (8)
Global Ship Lease 81 LLC	Liberia	Koi	8,586	2011	1Q26 (8)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	4Q27 (9)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	1Q28 (9)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	1Q28 (9)

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

1. Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Alexander Marine LLC	Marshall Islands	Colombia Express	7,072	2013	4Q28 (10)
Hector Marine LLC	Marshall Islands	Panama Express	7,072	2013	4Q29 (10)
Ikaros Marine LLC	Marshall Islands	Costa Rica Express	7,072	2013	2Q29 (10)
Philippos Marine LLC	Marshall Islands	Nicaragua Express	7,072	2013	3Q29 (10)
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	7,023	2001	3Q29 (11)
Aristoteles Marine LLC	Marshall Islands	Mexico Express	6,918	2015	3Q29 (10)
Menelaos Marine LLC	Marshall Islands	Jamaica Express	6,918	2015	3Q29 (10)
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,858	2002	1Q28
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,858	2002	4Q27
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	3Q30 (6)
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	1Q28 (12)
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	1Q28 (12)
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	1Q29 (13)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q29 (13)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	1Q30 (13)
GSL Violetta LLC	Liberia	GSL Violetta	6,008	2000	1Q29 (13)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	1Q29 (13)
GSL Tegea LLC	Liberia	GSL Tegea	5,994	2001	3Q29 (13)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,994	2001	3Q29 (13)
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	4Q27
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q27
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	3Q27
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q27
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	3Q27
Zeus One Marine LLC	Marshall Islands	Orca I	5,308	2006	3Q28
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q28
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q29 (14)
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q29 (14)
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	2Q28
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,421	2013	3Q28
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	4Q26
Pericles Marine LLC	Marshall Islands	Athena	2,980	2003	2Q27
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	1Q27
Global Ship Lease 62 LLC	Liberia	GSL Mamitsa	2,824	2007	1Q28
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	2Q27
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	2Q27
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	2Q26
Athena Marine LLC	Marshall Islands	Newyorker	2,635	2001	2Q27
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,635	2000	4Q26
Global Ship Lease 65 LLC	Liberia	GSL Chloe	2,546	2012	1Q27
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	2Q28 (15)
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	1Q27
Global Ship Lease 38 LLC	Liberia	Manet	2,288	2001	3Q26
Global Ship Lease 45 LLC	Liberia	Kumasi	2,220	2002	4Q26
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	3Q27

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

1. Description of Business (continued)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)	Currently, under a sale and leaseback transaction (see Note 2q);
(4)	Zim Norfolk and Zim Xiamen were forward extended for 60 – 63 months. The extensions are expected to commence between 2Q-3Q 2027;
(5)	Sydney Express, Istanbul Express and Bremerhaven Express delivered in 4Q 2024. Czech, the fourth vessel was delivered on January 9, 2025. Firm charters are followed by three 12-month extension periods at charterer’s option. Bremerhaven Express and Sydney Express options were exercised in 3Q 2025;
(6)	MSC Tianjin, MSC Qingdao, Agios Dimitrios and GSL Ningbo were forward fixed in direct continuation for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2027. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”);
(7)	GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie. Firm charters are followed by one year extension period at charterer’s option. GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025. The vessels were forward fixed for 24 months +/- 30 days. The new charters are expected to commence between 2Q-3Q 2026;
(8)	Lotus A and Koi. The charters have flexible durations, with latest redeliveries in mid-2030;
(9)	GSL Eleni, GSL Kalliopi and GSL Grania were forward fixed for 35 – 38 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 16 months;
(10)	Colombia Express (ex-Mary), Panama Express (ex-Kristina), Costa Rica Express (ex-Katherine), Nicaragua Express (ex-Alexandra), Mexico Express (ex-Alexis), Jamaica Express (ex-Olivia I). Firm charters are followed by two twelve-month extension periods at charterer’s option;
(11)	CMA CGM Berlioz was forward fixed for 36 – 38 months. The new charter is expected to commence in 3Q 2026;
(12)	GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters both commenced in 1Q 2025;
(13)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each vessel is for a firm period of at least three years from the date each vessel was delivered in 2021. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea, in April 2025 for GSL MYNY and in September 2025 for GSL Maria. The vessels were forward fixed for 36 – 38 months. The new charters are expected to commence between 1Q 2026 and 1Q 2027;
(14)	GSL Château d’If and CMA CGM Alcazar were forward fixed for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2026;
(15)	GSL Maren was forward fixed in direct continuation for 24 – 26 months. The new charter is expected to commence in 2Q 2026.

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Adoption of new accounting standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company adopted this ASU prospectively for the period ending December 31, 2025, and it did not have an impact to its disclosures, financial condition or results of operations as the Company is not subject to income taxes on its shipping income rather the Company’s vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses.

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

(e) Restricted cash and other instruments

Restricted cash consists of retention accounts which are restricted in use and held in order to service debt and interest payments. In addition, restricted cash consists of pledged cash maintained with lenders and funds reserved for future drydockings. Also includes restricted cash received in advance from charterers for future charter service. Other instruments relate to held-to-maturity securities, received in advance from charterers for future charter service with maturities exceeding the three months. Since the Company intends to hold these securities to maturity, these securities are classified as held to maturity under ASC 320 measuring them at amortized cost, applying the effective interest rate method for income recognition. The Company assesses credit losses on held-to-maturity securities per ASC 326-20. Because these securities are guaranteed by the U.S. government, expected credit losses are minimal and no allowance has been made.

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

(h) Accounts receivable, net

The Company carries its accounts receivable at cost less, if appropriate, an allowance for doubtful accounts, based on a periodic review of accounts receivable, taking into account past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts. Allowances for doubtful accounts amount to $nil as of December 31, 2025 (2024: $nil). As of December 31, 2025, accounts receivable, net, include $34,665 relating to EUA receivables from charterers (2024: $9,190) and $10,531 relating to Fuel EU receivables from charterers (2024: $nil).

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

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ending December 31, 2025, 2024 and 2023.

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(j) Assets Held for Sale

The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of December 31, 2024, Tasman, which was agreed to be sold for a sale price of $31,500, did not meet the criteria as held for sale, as it was under charter and not available for immediate sale. Tasman was sold on March 10, 2025 (see Note 4).

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

Through the latter part of 2025, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2025.

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

(o) Preferred shares

A total of 14,000 of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (“Series B Preferred Shares”) were originally issued in August 2014 and have been included within Equity in the Consolidated Balance Sheets since their initial issue in August 2014. Additional Series B Preferred Shares were issued in 2019, 2020 and 2021. Dividends on the Series B Preferred Shares are presented as a reduction of Retained Earnings or addition to Accumulated Deficit in the Consolidated Statements of Changes in Shareholders’ Equity as their nature is similar to that of an equity instrument rather than a liability. Holders of Series B Preferred Shares, which may only be redeemed at the discretion of the Company, are entitled to receive a dividend equal to 8.75% per annum on the stated liquidation preference, should such dividend be declared, and rank senior to the common shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

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

(q) Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification, adjusted for any prepaid or accrued balance from the original lease, generally on a straight-line basis over the new lease term (the remaining balance from the original lease, adjusted for the additional or terminated periods). During the years ended December 31, 2025, 2024 and 2023, amounts of $4,012 loss, $8,823 loss and $4,025 loss, respectively, were recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of December 31, 2025, current asset and non-current asset from implementing the straight-line basis, amounting to $12,643 ($9,657 and $9,027 as of December 31, 2024, and 2023, respectively) and $10,344 ($19,670 and $15,139 as of December 31, 2024, and 2023, respectively), respectively, are presented in the Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively. As of December 31, 2025, current liability and non-current liability from implementing the straight-line basis, amounting to $8,624 ($5,310 and $113 as of December 31, 2024, and 2023, respectively) and $3,797 ($9,438 and $651 as of December 31, 2024, and 2023, respectively), are presented in the Consolidated Balance Sheets in the line item “Current portion of deferred revenue” and “Deferred revenue, net of current portion”, respectively.

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

(s) Stock-based compensation

The Company has awarded incentive stock awards to its senior management and Directors, among others, as part of their compensation.

For share-based employee compensation that is classified as equity, the associated compensation cost is recognized over the requisite service period. The requisite service period is the period during which an employee is required to provide services in exchange for an award, which often is the vesting period.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(s) Stock-based compensation (continued)

Using the graded vesting method of expensing the incentive stock awards, the weighted average fair value of the stock awards is recognized as compensation costs in the Consolidated Statements of Income over the vesting period. The fair value of the incentive stock awards for time vesting and performance based awards is calculated by multiplying the number of shares of stock by the fair value of the shares at the closing market price of a share of our common stock on the date of the grant, modified as appropriate to take into account the features of such grants. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

The Company’s performance-based compensation expenses are calculated based on the valuation at the grant date, and recognized based on the probability of achieving those targets. The Company assesses the probability of the performance targets being achieved at each balance sheet date, and expenses are recognized accordingly.

(t) Income taxes

The Company and its Marshall Island subsidiaries are exempt from taxation in the Marshall Islands. Otherwise, the Company’s vessels are liable for tax based on the tonnage of the vessel, under the regulations applicable to the country of incorporation of the vessel owning company, which is included within vessels’ operating expenses. Certain inactive Hong Kong subsidiaries (one was dissolved in 2025 and two remain inactive as of December 31, 2025) are also liable for income tax on interest income earned from non-shipping activities.

The Company had one subsidiary in the United Kingdom that was dissolved on September 24, 2024, and no tax is anticipated.

The Company recognizes uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the position.

(u) Dividends

Dividends are recorded in the period in which they are declared by the Board of Directors of the Company (the “Board of Directors”). Dividends to be paid are presented in the Consolidated Balance Sheets in the line item “Accrued Liabilities”.

(v) Earnings per share

Basic earnings per common share are based on income available to common shareholders divided by the weighted average number of common shares outstanding during the period, excluding unvested stock awards. Diluted income per common share is calculated by applying the treasury stock method. All unvested stock awards that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method.

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

(ii) There is a minimum concentration of credit risk with respect to cash and cash equivalents at December 31, 2025, to the extent that substantially all of the amounts are deposited with eight banks (2024: eight banks). The Company believes this risk is remote as the banks are high credit quality financial institutions.

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

(y) Fair Value Measurement and Financial Instruments

Financial instruments carried on the Consolidated Balance Sheets include cash and cash equivalents, restricted cash and other instruments, time deposits, trade receivables and payables, other receivables and other liabilities, amounts due to/from related parties, derivatives and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

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

Fair value of assets and liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, restricted cash and other instruments, time deposits, amounts due to/from related parties: The carrying amounts reported in the Consolidated Balance Sheets for these balances approximate their fair value because of the short maturity or short-term nature of these balances.

Long-term debt, including current portion, net: The carrying value of our long term bank loans and sale and leaseback agreements continues to approximate its fair value generally due to their variable interest rates. The carrying value has been adjusted to reflect the net presentation of deferred finance costs.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(y) Fair Value Measurement and Financial Instruments (continued)

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2025		December 31, 2024
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$273,876	$273,876	$141,375	$141,375
Time deposits	$199,100	$199,100	$26,150	$26,150
Restricted cash and other instruments	$164,120	$164,120	$106,249	$106,249
Derivative assets	$5,234	$5,234	$20,406	$20,406
Due from related parties	$148	$148	$342	$342
Due to related parties	$(692)	$(692)	$(723)	$(723)
Credit facilities and financial liabilities, including current portion, net	$(689,142)	$(694,709)	$(684,057)	$(691,099)

	Fair Value Measurements as at December 31, 2025
	Total	Level I	Level II	Level III
Cash and cash equivalents	$273,876	$273,876	$—	$—
Time deposits	$199,100	$199,100	$—	$—
Restricted cash and other instruments	$164,120	$164,120	$—	$—
Derivative assets	$5,234	$—	$5,234	$—
Due from related parties	$148	$148	$—	$—
Due to related parties	$(692)	$(692)	$—	$—
Credit facilities and financial liabilities, including current portion, net	$(694,709)	$—	$(694,709)	$—

	Fair Value Measurements as at December 31, 2024
	Total	Level I	Level II	Level III
Cash and cash equivalents	$141,375	$141,375	$—	$—
Time deposits	$26,150	$26,150	$—	$—
Restricted cash	$106,249	$106,249	$—	$—
Derivative assets	$20,406	$—	$20,406	$—
Due from related parties	$342	$342	$—	$—
Due to related parties	$(723)	$(723)	$—	$—
Credit facilities and financial liabilities, including current portion, net	$(691,099)	$—	$(691,099)	$—

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(y) Fair Value Measurement and Financial Instruments (continued)

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second-interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $4,952 as of December 31, 2025, was recorded through Consolidated Statements of Income ($5,170 negative fair value adjustment and $5,372 negative fair value adjustment for December 31, 2024, and 2023, respectively). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. During 2023, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%. The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

As of December 31, 2025, 2024 and 2023, following a quantitative assessment, part of the hedges were no longer considered effective and an amount of $nil, ($877) and ($214), respectively, was reclassified to other comprehensive income to the Consolidated Statements of Income.

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

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000, with monthly settlements, starting April 11, 2024, and ended March 13, 2025. The strike price was EURUSD 1.10. The Company entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option was designated as a cash flow hedge of anticipated expenses totaling €3,000, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” were excluded from the assessment of effectiveness. The effectiveness of the hedging relationship were periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continued to coincide. Should the critical terms no longer matched exactly, hedge effectiveness (both prospective and retrospective) was assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

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

The premium paid related to this derivative was classified in the Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method”, as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expense of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

2. Significant Accounting Policies (continued)

(z) Derivative instruments (continued)

In February 2022, the Company purchased two interest rate caps with an aggregate notional amount of $507,891. The first interest rate cap of $253,946 which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and a negative fair value adjustment of $4,952 as at December 31, 2025, was recorded through Consolidated Statements of Income ($5,170 negative fair value adjustment and $5,372 negative fair value adjustment for December 31, 2024 and 2023, respectively). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see Note 9). As of December 31, 2025, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2025, interest rate cap notional amount covers ~75% of the outstanding floating debt. As of December 31, 2025, 2024 and 2023, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $nil, ($877) and ($214), respectively, was reclassified to other comprehensive income to the Consolidated Statements of Income.

(zi) Recently issued accounting standards

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the potential impact of adopting this standard on the Company’s Consolidated Financial Statements and disclosures.

3. Restricted Cash and other instruments

Restricted cash and other instruments as of December 31, 2025, and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Retention accounts	$15,624	$20,724
Restricted bank deposits/Drydock reserves	1,402	2,009
Cash collateral (*)	33,494	32,850
Total Current Restricted Cash	$50,520	$55,583

Cash collateral and other instruments (*)	$113,588	$47,755
Guarantee deposits	12	11
Restricted bank deposits/Drydock reserves	—	2,900
Total Non - Current Restricted Cash and other instruments	113,600	50,666
Total Current and Non - Current Restricted Cash and other instruments	$164,120	$106,249

(*)	Cash received in advance from charterers is held as cash collateral and other instruments with maturities exceeding three months see Note 2(e). For the years ended December 31, 2025, and 2024, instruments with maturities over three months were $98,656 and $nil, respectively.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

4. Vessels in Operation

Vessels in Operation as of December 31, 2025, 2024 and 2023 consisted of the following:

	Vessel Gross Cost, as adjusted for impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2023	$1,886,158	$(262,851)	$1,623,307
Additions	138,802	—	138,802
Depreciation	—	(72,443)	(72,443)
Impairment loss	(25,544)	6,714	(18,830)
Disposals	(6,803)	68	(6,735)
As of December 31, 2023	$1,992,613	$(328,512)	$1,664,101

Additions	296,242	—	296,242
Depreciation	—	(75,703)	(75,703)
As of December 31, 2024	$2,288,855	$(404,215)	$1,884,640

Additions	203,314	—	203,314
Depreciation	—	(91,906)	(91,906)
Disposals	(61,111)	27,951	(33,160)
As of December 31, 2025	$2,431,058	$(468,170)	$1,962,888

As of December 31, 2025, 2024, and 2023, the Company had made additions for vessel expenditures, reefers, emissions management, ERP modules, ballast water treatments and other capitalized vessel expenses. As of December 31, 2025, 2024 and 2023 unpaid capitalized expenses were $11,550, $13,556, and $2,679, respectively.

2025 Vessel acquisitions

During the fourth quarter of 2025, the Company agreed to purchase three ECO 8,586 TEU, Korean-built containerships for an aggregate price of approximately $90,000, of which two were delivered on various dates in December 2025 and the third one on January 9, 2026. As of December 31, 2025, the Company had paid in advance $30,200 for the acquisition of the third ECO 8,586 TEU vessel, Cypress, which was delivered on January 9, 2026. The Company funded the acquisitions with cash on hand, with the potential to attach financing subsequently.

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Koi (*)	8,586	2011	$30,000	December 29, 2025
Lotus A (*)	8,586	2010	$30,000	December 12, 2025

(*)	The charters of the two ECO 8,586 TEU Vessels resulted in an intangible liability of $38,122 that was recognized and will be amortized over the remaining useful life of the charters.

In January 2025, the Company took delivery of the fourth high-reefer ECO 9,019 TEU Vessel as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Czech (*)	9,019	2015	$68,391	January 9, 2025

(*)	The charter of the fourth high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $15,987 that was recognized and is being amortized over the remaining useful life of the charter. As of December 31, 2024, the Company had paid $6,850 advance for this vessel acquisition.

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

2025 Sale of Vessels

In May 2025, Dimitris Y was contracted to be sold for $35,600 and was delivered to the buyers on October 13, 2025. Vessel’s net proceeds from the sale of vessel were $35,085. On July 28, 2025, the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $17,943.

In February 2025, the Company agreed to sell Keta, a 2,207 TEU vessel, which was sold on March 24, 2025, for net proceeds of $11,944, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $7,121.

In December 2024, the Company agreed to sell Tasman, a 5,936 TEU vessel, which was sold on March 10, 2025, for net proceeds of $30,846, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $17,929.

In February 2025, the Company agreed to sell Akiteta, a 2,220 TEU vessel, which was sold on February 19, 2025, for net proceeds of $10,693, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $3,279.

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

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

4. Vessels in Operation (continued)

Impairment

Through the latter part of 2025, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2025.

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

The total impairment loss recognized for the years ended December 31, 2025, 2024 and 2023 amounted to $nil, $nil and $18,830, respectively.

Collateral

As of December 31, 2025, 16 vessels were mortgaged as collateral under the 5.69% Senior Secured Notes due 2027 and 36 vessels under the Company’s loan facilities and sale and leaseback agreements. Eighteen vessels were unencumbered as of December 31, 2025.

Advances for vessel acquisitions and other additions

As of December 31, 2025, and December 31, 2024, the Company made $30,200 and $6,850, respectively, advances for vessel acquisitions, which were delivered on January 9, 2026, and January 9, 2025. As of December 31, 2025, and December 31, 2024, the Company had also made advances for other vessel additions totaling $5,761 and $11,784, respectively.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

5. Deferred dry dock and special survey costs, net

Deferred dry dock and special survey costs, net, as of December 31, 2025, 2024 and 2023 consisted of the following:

Dry - docking Costs
As of January 1, 2023	$54,663
Additions	38,341
Amortization	(19,284)
As of December 31, 2023	$73,720
Additions	42,506
Amortization	(24,287)
As of December 31, 2024	$91,939
Additions	58,189
Amortization	(30,055)
Write-off on disposal	(9,137)
As of December 31, 2025	$110,936

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

6. Intangible Liabilities - Charter Agreements

Intangible Liabilities - Charter Agreements as of December 31, 2025, and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Opening balance	$49,431	$5,662
Additions/(disposals) (*)(**)	54,109	49,295
Amortization	(13,486)	(5,526)
Total	$90,054	$49,431

(*)	As of December 31, 2024, the charters of the three high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $49,295 that was recognized and is being amortized over the remaining useful life of the charters.

(**)	During the first quarter of 2025, the charter of the fourth high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $15,987 that was recognized and is being amortized over the remaining useful life of the charter. During December 2025, the charters of the two new ECO 8,586 TEU Vessels resulted in an intangible liability of $38,122 that was recognized and will be amortized over the remaining useful life of the charters.

Intangible liabilities are related to (a) acquisition of the four high-reefer ECO 9,019 TEU vessels delivered in December 2024 and January 2025, and (b) acquisition of the two new ECO 8,586 TEU Vessels delivered in December 2025, and (c) management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger. These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for the years ended December 31, 2025, 2024 and 2023 was $13,486, $5,526 and $8,080, respectively.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

6. Intangible Liabilities - Charter Agreements (continued)

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to December 31, 2030, is estimated to be as follows:

Amount
December 31, 2026	$21,412
December 31, 2027	21,412
December 31, 2028	21,471
December 31, 2029	19,910
December 31, 2030	5,849
$90,054

The weighted average useful life for the remaining intangible liabilities-charter agreements terms is 4.21 years.

7. Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets as at December 31, 2025, and December 31, 2024, consisted of the following:

	December 31, 2025	December 31, 2024
Insurance and other claims	$6,358	$1,606
Advances to suppliers and other assets	3,556	5,628
Prepaid insurances	3,873	1,732
Other (1)	19,836	22,983
Total	$33,623	$31,949

(1)	Includes mainly current portion of the straight-line basis of revenue recognition.

8. Inventories

Inventories as at December 31, 2025, and December 31, 2024, consisted of the following:

	December 31, 2025	December 31, 2024
Bunkers	$452	$1,512
Lubricants	13,466	12,354
EUAs	86	2,544
Stores	—	1,981
Victualling	596	514
Total	$14,600	$18,905

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

9. Derivative Assets

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $4,952 as at December 31, 2025 ($5,170 negative fair value adjustment and $5,372 negative fair value adjustment as at December 31, 2024 and 2023, respectively) was recorded through Consolidated Statements of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. Amount received from interest rate caps for each of the years ended December 31, 2025, 2024 and 2023 was $16,600, $27,027 and $32,549, respectively.

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000, with monthly settlements that started on April 11, 2024 and ended on March 13, 2025. The initial value of the excluded component was equal to the option premium of €417 and was recognized in earnings using the amortization approach as per ASC 815-20-25-83A.

	December 31, 2025	December 31, 2024
Opening balance	$20,406	$41,506
FX option premium	194	249
Unrealized loss on derivative assets (interest rate caps)	(10,217)	(15,933)
Unrealized loss on FX option	(197)	(246)
Fair value adjustment on derivative asset	(4,952)	(5,170)
Closing balance	$5,234	$20,406
Less: Current portion of derivative assets (interest rate caps)	(5,234)	(14,434)
Less: Current portion of FX option	—	(3)
Non-current portion of derivative assets (interest rate caps)	$—	$5,969

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2025, interest rate cap notional amount covers ~75% of the outstanding floating debt. As of December 31, 2025, 2024 and 2023, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $nil, ($877) and ($214) was reclassified to other comprehensive income to the Consolidated Statements of Income. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

10. Accounts Payable

Accounts payable as of December 31, 2025, and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Suppliers, repairers	$13,319	$8,884
Insurers, agents and brokers	573	210
Payables to charterers	2,030	3,416
EUAs	34,709	11,708
FuelEU	10,539	—
Other creditors	742	2,116
Total	$61,912	$26,334

11. Accrued Liabilities

Accrued liabilities as of December 31, 2025, and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Accrued expenses (1)	$40,655	$40,308
Accrued interest	7,072	6,618
Total	$47,727	$46,926

(1)	As of December 31, 2025, accrued expenses include $9,476 (December 31, 2024: $8,191), which reflects 1.00% commission payable to the commercial manager based on the purchase price of already acquired vessels that has been deferred and will be paid upon request of the commercial manager (see Note 14).

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt

Long-term debt as of December 31, 2025, and 2024 consisted of the following:

Facilities	December 31, 2025	December 31, 2024
UBS Credit Facility (a)	$71,000	$—
2024 Senior Secured Term Loan Facility (b)	240,000	288,000
2027 Secured Notes (c)	179,375	231,875
Macquarie loan (d)	—	23,500
E.SUN, MICB, Cathay, Taishin Credit Facility (e)	—	8,300
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (f)	—	52,111
Total credit facilities	$490,375	$603,786
Sale and Leaseback Agreements
Minsheng Sale and Leaseback Agreements - $178,000 (m)	166,788	44,500
CMBFL Sale and Leaseback Agreements - $120,000 (n)	37,546	42,813
Total Sale and Leaseback Agreements	$204,334	$87,313
Total borrowings	$694,709	$691,099
Less: Current portion of long-term debt	(128,500)	(136,559)
Less: Current portion of Sale and Leaseback Agreements (m,n,o,p)	(19,067)	(8,717)
Less: Deferred financing costs (r)	(5,567)	(7,042)
Non-current portion of Long-Term Debt	$541,575	$538,781

Facilities and Senior Secured Notes

a) $85,000 UBS Credit Facility

On March 26, 2025, the Company, through certain of its vessel-owning subsidiaries, entered into a $85,000 credit facility with UBS AG (the “UBS Credit Facility”).

The UBS Credit Facility is repayable in 12 equal consecutive quarterly instalments of $7,000, together with a final balloon payment of $1,000 payable together with the last repayment instalment due at maturity in the second quarter of 2028.

This facility bears interest at SOFR plus a margin of 2.15% per annum payable quarterly in arrears.

The Company used the net proceeds from the UBS Credit Facility to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17,500), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46,818). On March 28, 2025, the Company fully prepaid, using cash on hand, the amount $5,900 of the E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025.

As of December 31, 2025, the full amount under the UBS Credit Facility had been drawn and the outstanding balance was $71,000.

b) $300,000 Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, the Company, through certain of its vessel-owning subsidiaries, entered into a $300,000 senior secured term loan facility (the “2024 Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A. (“BofA”), First Citizens Bank & Trust Company (“First Citizens”) and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of its outstanding debt facilities.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

Facilities and Senior Secured Notes (continued)

b) $300,000 Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC (continued)

All three tranches were drawn down in the third quarter of 2024 and the term loan facility has a maturity in the third quarter of 2030.

The 2024 Senior Secured Term Loan Facility is repayable in 12 equal consecutive quarterly instalments of $12,000, four equal consecutive quarterly instalments of $10,000, four equal consecutive quarterly instalments of $8,000 and four equal consecutive quarterly instalments of $6,000 together with a final balloon payment of $60,000 on the term loan facility termination date.

This facility’s interest rate is SOFR plus a margin of 1.85% per annum payable quarterly in arrears.

The Company used the net proceeds from the 2024 Senior Secured Term Loan Facility to refinance or prepay, in full or in part, the following (a) existing debt facilities (i) Sinopac Credit Facility, (ii) Deutsche Bank Credit Facility, (iii) HCOB Credit Facility, (iv) CACIB, Bank Sinopac, CTBC Credit Facility, (v) Chailease Credit Facility, (vi) Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine), (vii) Macquarie loan and (viii) E.SUN, MICB, Cathay, Taishin Credit Facility and (b) existing sale and lease back agreements (i) $54,000 CMBFL Sale and Leaseback Agreement and (ii) Neptune Sale and Leaseback Agreement. The refinancing transaction was accounted as a debt extinguishment.

As of December 31, 2025, the aggregate principal amount outstanding under the 2024 Senior Secured Term Loan Facility was $240,000.

c) 5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private placement of $350,000, led by Goldman Sachs & Co. LLC., of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin of 2.85% per annum.

The Company used the net proceeds from the private placement for the repayment of certain of the Company’s then-outstanding indebtedness and for general corporate purposes.

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

The 2027 Secured Notes are senior obligations of the Issuer, were initially secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

During the first quarter of 2025, Tasman, Keta and Akiteta were sold. All three vessels were released as collateral under the 2027 Secured Notes. Further, Dimitris Y, was contracted to be sold in May 2025, was released as collateral on July 28, 2025, and was delivered to the new owners on October 13, 2025.

As of December 31, 2025, the aggregate principal amount outstanding under the 2027 Secured Notes was $179,375.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

Facilities repaid in 2025

d) Macquarie Credit Facility

On May 18, 2023, the Company, through certain of its vessel-owning subsidiaries, entered into a credit facility agreement with Macquarie Bank Limited (“Macquarie”) for an amount of $76,000 to finance part of the acquisition cost of four containerships, each with a carrying capacity of, 8,544 TEU vessels for an aggregate purchase price of $123,300. The vessels were delivered during the second quarter of 2023.

All four tranches were drawdown in the second quarter of 2023 and the credit facility had maturity in May 2026. The facility was repayable in two equal consecutive quarterly instalments of $5,000, six equal consecutive quarterly instalments of $6,000 and one quarterly instalments of $3,000 and two equal consecutive quarterly instalments of $1,000 with a final balloon payment of $25,000 payable three years after the first utilization date. This facility’s interest rate was SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 10, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to partially prepay the amount of $18,500 under this facility (prepayment was deducted from the final balloon payment).

The Company used the net proceeds from the UBS Credit Facility (see Note 12a) and prepaid in full, the following existing debt facilities (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17,500), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46,818). On March 28, 2025, the Company fully prepaid with its own cash the amount $5,900 of E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025. Prepayment fee on full repayment of Macquarie Credit Facility was $175.

As of December 31, 2025, the outstanding balance of this facility was $nil.

e) $60,000 E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). The Company used a portion of the net proceeds from this credit facility to fully prepay certain of the Company’s then-outstanding indebtedness. All three tranches were drawn down in January 2022.

The facility was repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility’s interest was SOFR plus a margin of 2.75% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

On September 11, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to partially prepay the amount of $8,500 under this facility. Following the prepayment, the outstanding balance of the facility was repayable in four equal consecutive quarterly instalments of $2,400 and one quarterly instalment of $1,100 and new maturity would have been in October 2025 from July 2026.

On March 28, 2025, the Company fully prepaid the amount of $5,900 under this facility with its own cash, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025 (see Note 12a).

As of December 31, 2025, the outstanding balance of this facility was $nil.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

Facilities repaid in 2025

f) $140,000 HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a facility with CACIB, Hamburg Commercial Bank AG (“HCOB”), ESUN, CTBC and Taishin for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility had a maturity in July 2026.

The facility was repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon payment of $35,600 payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, the Company repaid $2,838 on this facility of which $1,000 was deducted from the final balloon payment, and the vessel was released as collateral.

This facility’s interest rate was SOFR plus a margin of 3.25% per annum plus a CAS payable quarterly in arrears.

The Company used the net proceeds from the UBS Credit Facility (see Note 12a) to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility, (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility.

As of December 31, 2025, the outstanding balance of this facility was $nil.

Facilities repaid in 2024

g) $12,000 Sinopac Capital International Credit Facility

On August 27, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), which was partially used to fully refinance certain of the Company’s then-outstanding indebtedness. The full amount was drawn down in September 2021 and the credit facility had a maturity in September 2026.

The facility was repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

On September 11, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, and fully prepaid the amount of $6,960 under this facility.

As of December 31, 2025, the outstanding balance of this facility was $nil.

h) $51,670 Deutsche Bank AG Credit Facility

On May 6, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a secured facility for an amount of $51,670 with Deutsche Bank AG (the “Deutsche Bank Credit Facility”), for which the net proceeds were used to refinance certain of the Company’s then-outstanding indebtedness.

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

As of December 31, 2025, the outstanding balance of this facility was $nil.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

Facilities repaid in 2024 (continued)

i) $64,200 Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a Senior Secured term loan facility with HCOB “the HCOB Credit Facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and had a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and had a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and had a maturity date in July 2025.

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

As of December 31, 2025, the outstanding balance of this facility was $nil.

j) $51,700 CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a secured facility for an amount of $51,700, for which the net proceeds were used to refinance certain of the Company’s then-outstanding indebtedness.

The lenders were CACIB, Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC. The facility was repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bore interest at SOFR plus a margin of 2.75% per annum plus a CAS payable quarterly in arrears.

On August 9, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $35,125 under this facility.

As of December 31, 2025, the outstanding balance of this facility was $nil.

k) $9,000 Chailease Credit Facility

On February 26, 2020, the Company, through certain of its vessel-owning subsidiaries, entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Credit Facility was used to refinance certain of the Company’s then-outstanding indebtedness.

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

As of December 31, 2025, the outstanding balance of this facility was $nil.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

Facilities repaid in 2024 (continued)

l) $268,000 Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company, through certain of its vessel-owning subsidiaries, entered into a syndicated senior secured credit facility (the “Syndicated Senior Secured Credit Facility”) in order to refinance existing credit facilities that had a maturity date in December 2020, of an outstanding amount of $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders were CACIB, ABN, First-Citizens & Trust Company, Siemens Financial Services Inc (“Siemens”), CTBC, Bank Sinopac and Banque Palatine (“Palatine”).

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019, and was scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019, and a balloon payment of $126,000 payable on September 24, 2024.

Tranche B, amounting to $38,000 was drawn down in full on February 10, 2020, and was scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable on the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed to a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate was SOFR plus a margin of 3.00% plus a CAS and was payable at each quarter end date.

On August 9, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility entered on August 7, 2024, to fully prepay the amount of $133,200 under this facility.

As of December 31, 2025, the outstanding balance of this facility was $nil.

Sale and leaseback agreements (finance leases)

m) $178,000 Sale and Leaseback Agreements – Minsheng Financial Leasing

On December 23, 2024, the Company, through certain of its subsidiaries, entered into two sale and leaseback agreements with Minsheng Financial Leasing (“Minsheng Sale and Leaseback Agreements”) for $44,500, each, to finance the acquisition of two of the newly acquired high-reefer ECO 9,019 TEU vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025. As of December 31, 2024, the Company had drawdown a total of $44,500 to finance the acquisition of Bremerhaven Express. During the first quarter of 2025, the Company entered into two additional sale and leaseback agreements, $44,500 each, to finance the acquisition of the two high-reefer ECO 9,019 TEU Vessels which were delivered in December 2024, Istanbul Express and Sydney Express, both at that moment fully paid in cash. As at March 31, 2025, the Company had drawdown a total of $178,000. The Company has a purchase obligation to acquire the vessels at the end of their lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as financial liability.

The sale and leaseback agreements are repayable in 40 equal consecutive quarterly instalments of $862.5 with a repurchase obligation of $10,000 on the final repayment date.

The sale and leaseback agreement for Bremerhaven Express matures in December 2034, Istanbul Express, Sydney Express and Czech mature in January 2035, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of December 31, 2025, the outstanding balance of these sale and leaseback agreements was $166,788.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

Sale and leaseback agreements (finance leases) (continued)

n) $120,000 Sale and Leaseback Agreements – CMBFL Four Vessels

On August 26, 2021, the Company, through certain of its subsidiaries, entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels (the “CMBFL Sale and Leaseback Agreement”). As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021, together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at SOFR plus a margin of 3.25% per annum plus a CAS payable quarterly in arrears. From November 20, 2024, as per supplemental agreement, the sale and leaseback agreements bear interest at SOFR plus a margin of 2.75% per annum.

As of December 31, 2025, the outstanding balance of these sale and leaseback agreements was $37,546.

Sale and leaseback agreements (finance leases) repaid in 2024

o) $54,000 Sale and Leaseback Agreement – CMBFL

On May 20, 2021, the Company, through one of its subsidiaries, entered into a $54,000 sale and leaseback agreement with CMBFL (the “$54,000 CMBFL Sale and Leaseback”), for which the net proceeds were used to refinance certain of the Company’s then-outstanding indebtedness. The Company had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction had been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement was repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

The sale and leaseback agreement matured in May 2028 and bore interest at SOFR plus a margin of 3.25% per annum plus a CAS payable quarterly in arrears.

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

As of December 31, 2025, the outstanding balance of this sale and leaseback agreement was $nil.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

12. Long-Term Debt (continued)

Sale and leaseback agreements (finance leases) repaid in 2024 (continued)

p) $14,700 Sale and Leaseback Agreement - Neptune Maritime Leasing

On May 12, 2021, the Company, through one of its subsidiaries, entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (the “Neptune Sale and Leaseback Agreement”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction had been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, the Company drew $14,735 under this agreement.

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

As of December 31, 2025, the outstanding balance of this sale and leaseback agreement was $nil.

q) Repayment Schedule

Maturities of long-term debt for the years subsequent to December 31, 2025, are as follows:

Payment due by year ended	Amount
December 31, 2026	$147,567
December 31, 2027	246,954
December 31, 2028	66,800
December 31, 2029	43,800
December 31, 2030	91,800
December 31, 2031 and thereafter	97,788
$694,709

r) Deferred Financing Costs

	December 31, 2025	December 31, 2024
Opening balance	$7,042	$10,750
Expenditure in the period	2,185	3,120
Amortization included within interest expense	(3,660)	(6,828)
Closing balance	$5,567	$7,042

During 2025, total costs amounting to $1,335 were incurred in connection with the Minsheng Sale and Leaseback Agreements (see Note 12m) and $850 in connection with the UBS Credit Facility (see Note 12a).

During 2024, total costs amounting to $2,625 were incurred in connection with 2024 Senior Secured Term Loan Facility (CACIB, ABN, BofA, First Citizens, CTBC) (see note 12b) and $495 in connection with the Minsheng Sale and Leaseback Agreements (see Note 12m).

During 2023, total costs amounting to $1,140 were incurred in connection with the Macquarie Credit Facility (see note 12d).

For the years ending December 31, 2025, 2024 and 2023, the Company recognized a total of $3,660, $6,828, and $5,526, respectively, in respect of amortization of deferred financing costs.

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

As of December 31, 2025, and December 31, 2024, the Company was in compliance with its debt covenants.

13. Time charter revenue

Operating revenue from significant customers (constituting more than 10% of total time charter revenue) was as follows:

	Year Ended December 31,
Charterer	2025	2024	2023
MAERSK	30.26%	33.63%	30.82%
HAPAG LLOYD	21.01%	7.59%	2.64%
CMA CGM	18.14%	22.23%	28.59%
MSC	11.25%	9.27%	7.12%
ZIM	8.76%	11.77%	13.49%

14. Related Party Transactions

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including monitoring and reporting with respect to European Union Emission Trading System (“EU ETS”) compliance, EU Allowances (“EUAs”), Fuel EU Maritime (“FEUM”) compliance, and the arrangement and management of dry-docking.

During 2022, Technomar provided all day-to-day technical ship management services for all but five (excluding GSL Amstel which was sold in March 23, 2023) of the Twelve Vessels. Management agreements of another third-party ship manager of these five vessels were terminated between May and July 2023. From those dates and onwards Technomar manages the five vessels. The management fees charged to the Company by third party managers for the years ended December 31, 2025, 2024 and 2023 amounted to $nil, $nil and $981, respectively, and are shown in “Vessel operating expenses” in the Consolidated Statements of Income. Technomar continued to supervise management for the five outsourced vessels up to the termination of the underlying management agreements between May and July 2023.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

14. Related Party Transactions (continued)

Ship Management Agreements (continued)

The management fees charged to the Company by Technomar for the years ended December 31, 2025, 2024 and 2023, amounted to $23,817, $21,804 and $19,086, respectively and are shown under “Vessels operating expenses-related parties” in the Consolidated Statements of Income. Additionally, as of December 31, 2025, and 2024, outstanding receivables due from Technomar totaling $148 and $342, respectively, are presented under “Due from related parties”.

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

The fees charged to the Company by Conchart for the years ended December 31, 2025, 2024 and 2023, amounted to $8,689, $8,610 and $7,995, respectively, and are disclosed within “Time charter and voyage expenses-related parties” in the Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under "Due to related parties" totaling to $692 and $723 as of December 31, 2025, and 2024, respectively.

The Company as per commercial management agreements has agreed to pay the commercial manager providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale or purchase price for any sale or purchase of a vessel, which shall be payable upon request of the commercial manager. The amount of $9,776, reflects commission payable to the commercial manager based on the purchase price of already acquired vessels that has been deferred and will be paid upon request of the commercial manager, is presented in the Consolidated Balance Sheets under "Accrued Liabilities", see note 11.

15. Commitments and Contingencies

Charter Hire Receivable

The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 70 vessels as at December 31, 2025 is as follows:

Amount
December 31, 2026	$738,217
December 31, 2027	640,757
December 31, 2028	358,765
December 31, 2029	177,745
December 31, 2030 and thereafter	131,342
Total minimum lease revenue, net of address commissions	$2,046,826

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

16. Share Capital

Common shares

As of December 31, 2025, the Company had one class of common shares outstanding: the Class A common shares.

2019 Omnibus Incentive Plan

Effective February 4, 2019, the Company adopted the 2019 Omnibus Incentive Plan, which was thereafter amended and restated on September 29, 2021 and September 25, 2025 (the “Equity Incentive Plan”), pursuant to which directors, officers and employees, among others, of the Company and its subsidiaries are eligible to receive awards in the form of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards (see note 17). In April 2020, 184,270 shares were issued under grants made pursuant to the Equity Incentive Plan. In 2025, 2024, 2023, 2022 and 2021, 466,258, 483,713, 440,698, 586,819 and 747,604 Class A common shares were issued under the Equity Incentive Plan, respectively.

Common Share Repurchase Program

In July 2023, the Board of Directors authorized the repurchase of up to $40,000 of the Company’s Class A common shares. During 2025, the Company did not repurchase any Class A common shares. During 2024 and 2023, the Company repurchased 251,772 and 1,242,663 Class A common shares, reducing the issued and outstanding shares. As at December 31, 2025, the Company had 35,913,628 Class A common shares outstanding.

Dividends

On May 10, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2024 paid on June 3, 2024, to common shareholders of record as of May 24, 2024, amounting to $13,255. On August 5, and November 11, 2024, the Company announced a dividend of $0.45 per Class A common share from the earnings of the second and third quarter of 2024, respectively, each paid on September 4, 2024, and December 4, 2024, to common shareholders of record as of August 23, and November 22, 2024, respectively, each amounting to $15,965 and $16,004.

On February 12, 2025, the Company announced a dividend of $0.45 per Class A common share from the earnings of the fourth quarter of 2024, paid on March 6, 2025, to Class A common shareholders of record as of February 24, 2025, amounting to $16,043.

On May 12, 2025, the Company announced a dividend of $0.525 per Class A common share from the earnings of the first quarter of 2025, paid on June 3, 2025, to Class A common shareholders of record as of May 23, 2025, amounting to $18,763.

On August 5, 2025, the Company announced a dividend of $0.525 per Class A common share from the earnings of the second quarter of 2025, paid on September 4, 2025, to Class A common shareholders of record as of August 22, 2025, amounting to $18,809.

On November 10, 2025, the Company announced an increase of $0.10 per Class A common share in the quarterly supplemental dividend for a total quarterly dividend of $0.625 per Class A common share, commencing with the dividend payable in December 2025. Dividend announced paid on December 4, 2025, to Class A common shareholders of record as of November 21, 2025, amounting to $22,446.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

16. Share Capital

Common shares (continued)

Common Share ATM Program

On August 16, 2024, the Company entered into an equity distribution agreement with Evercore Group L.L.C. under which the Company could offer and sell its Class A common shares having an aggregate offering price of up to $100,000 (the “Prior Common Share ATM Program”). As of December 31, 2024, the Company issued 27,106 Class A common shares under the Prior Common Share ATM Program at an average price of $27.02.

On September 23, 2025, the Company renewed its “at the market” offering program for its Class A common shares, and in connection therewith, entered into an equity distribution agreement with Evercore Group L.L.C. and Jefferies LLC, pursuant to which the Company may, from time to time, offer and sell up to $100,000 of its Class A common shares, par value $0.01 per share, in aggregate (the “Common Share ATM Program”). The Common Share ATM Program renewed and replaced the Prior Common Share ATM Program, on similar terms, which expired on September 16, 2025. At the time of such expiration, remaining capacity under the Prior Common Share ATM Program was approximately $99,277 (out of the original $100,000).

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

On September 23, 2025, the Company renewed its “at the market” offering program for its Depositary Shares, and in connection therewith, entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc. and Evercore Group L.L.C., pursuant to which the Company may, from time to time, offer and sell up to $150,000 of its Depositary Shares, in aggregate (the “Preferred Share ATM Program”). The Preferred Share ATM Program renews and replaces the Company’s prior “at the market” offering program that was in place with B. Riley Securities, Inc., on similar terms, which expired on September 16, 2025 (the “Prior Preferred Share ATM Program”). No sales were made under the Prior Preferred Share ATM Program, and no sales have been made under the Preferred Share ATM Program.

As of December 31, 2025, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

17. Stock-Based Compensation

On February 4, 2019, the Board of Directors adopted the Equity Incentive Plan.

The purpose of the Equity Incentive Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of the Company or its subsidiaries and affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors, or such other committee of the Board of Directors as may be designated by them. Unless terminated earlier by the Board of Directors, the Equity Incentive Plan expires 10 years from the date on which it was adopted.

On September 29, 2021, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Equity Incentive Plan by 1,600,000 to 3,412,500, and approved an increase to the maximum number of Class A common shares that each non-executive director may be granted in any one year to 25,000. In addition, with effect from October 1, 2021, the Board of Directors approved awards under the Equity Incentive Plan of (a) up to an aggregate of 1,500,000 Class A common shares to members of senior management and (b) up to an aggregate of 105,000 Class A common shares to the Company’s non-executive directors (representing an award of up to 15,000 Class A common shares to each such director) (collectively, the “Initial 2021 Incentive Awards”). The Initial 2021 Incentive Awards were subject to the satisfaction of certain service-based and performance-based vesting criteria.

During the year ended December 31, 2022, the Board of Directors approved an award of 13,780 to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. During the year ended December 31, 2024, the Board of Directors approved an award to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, amounting to 4,884 Class A common shares which vested and were issued immediately, and 8,311 Class A common shares, which were scheduled to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. These awards together with the Initial 2021 Incentive Awards are collectively referred to as the “2021 Incentive Awards.”

In March 2024, as a result of the transition of the Company’s Chief Executive Officer (“CEO”), the Board of Directors approved new awards of (i) 6,465 Class A common shares to a newly appointed non-executive director and (ii) 51,750 Class A common shares, to the newly appointed CEO, in each case, scheduled to vest in a similar manner to the 2021 Incentive Awards, adjusted for the dates of appointment. Further, 155,250 unvested Class A common shares were forfeited during the first quarter of 2024, due to retirement of the former CEO.

During the years ended December 31, 2025, 2024, 2023, 2022 and 2021, 261,461, 535,912, 399,727, 218,366 and 55,175 Class A common shares vested, respectively, pursuant to the 2021 Incentive Awards. An aggregate of 1,470,641 Class A common shares under the 2021 Incentive Awards vested and were issued by December 31, 2025. Of the total Class A common shares which vested under the 2021 Incentive Awards up to December 31, 2025, and December 31, 2024, nil and 204,797, respectively, had not been issued.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

17. Stock-Based Compensation (continued)

Effective September 25, 2025, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Equity Incentive Plan by 2,430,000 shares. Effective October 1, 2025, the Board of Directors approved new awards of Class A common shares, with each such award having a term of 3.25 years (ending December 31, 2028) (the “Term”) (such awards, the “2025 Incentive Awards”).

The 2025 Incentive Awards are divided into three tranches: (i) a service tranche, which vests quarterly, pro rata, during the Term, conditioned only on the recipient’s continued service (“Service Tranche”), (ii) a performance tranche, of which approximately 1/3 is earned upon the Company’s achievement of a specified annualized return on equity that is measured on each of December 31 of 2026, 2027 and 2028, respectively, after which, such shares are notionally divided into a number of quarterly installments within the Term and are eligible to vest on this basis (“Performance Tranche”), and (iii) a moonshot tranche, which is measured and will vest at the end of the Term based on the achievement of a specified return on equity over the full Term (“Moonshot Tranche”). The Performance Tranche payout thresholds are (a) below 13% return on equity: no payout, (b) 13%-15% return on equity: 50% payout, (c) 15% return on equity: 100% payout (target), and (d) Moonshot 30% return on equity: 100% payout.

Of the 2025 Incentive Awards, (a) members of senior management were awarded an aggregate of up to 2,195,250 Class A common shares (comprising a Service Tranche of 731,750 shares, a Performance Tranche of 731,750 shares, and a Moonshot Tranche of 731,750 shares), (b) each non-executive director of the Company was awarded up to 22,500 shares (comprising a Service Tranche of 7,500 shares, a Performance Tranche of 7,500 shares, and a Moonshot Tranche of 7,500 shares), and (c) other new awards were made in an aggregate amount of up to 54,750 Class A common shares (comprising a Service Tranche of 18,250 shares, a Performance Tranche of 18,250 shares, and a Moonshot Tranche of 18,250 shares).

As at December 31, 2025, a total of 60,903 Class A common shares vested under the 2025 Incentive Awards and nil shares had been issued.

Stock-based awards since January 1, 2024, are summarized as follows:

	Stock-Based Awards
	Number of Shares
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2024	881,213	$22.35	n/a
Vested in year ended December 31, 2024	(535,912)	n/a	26.11
Granted in January 2024	13,195	18.82	n/a
Granted in March 2024	58,215	17.80	n/a
Forfeit in March 2024	(155,250)	n/a	n/a
Unvested as at December 31, 2024	261,461	$21.92	n/a
Granted in September 2025	2,375,250	25.55	n/a
Vested in period ended December 31, 2025	(322,364)	n/a	28.23
Unvested as at December 31, 2025	2,314,347	$25.55	n/a

Using the graded vesting method of expensing the incentive stock awards, the weighted average fair value of the stock awards is recognized as compensation costs in the Consolidated Statements of Income over the vesting period. The fair value of the incentive stock awards for time-vesting and performance-based awards is calculated by multiplying the number of stock awards by the fair value of the shares at the closing market price of a share of our common stock on the date of the grant, modified as appropriate to take into account the features of such grants. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

 17. Stock-Based Compensation (continued)

The Company’s performance-based compensation expenses are calculated based on the valuation at the grant date, and recognized based on the probability of achieving those targets. The Company assesses the probability of the performance targets being achieved at each balance sheet date, and expenses are recognized accordingly.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized a total of $13,964, $8,704 (includes $345 positive net effect from the amendment to the stock-based awards consequent on the CEO transition), and $10,189 (includes $451 effect from the amendment to the stock-based awards), respectively, in respect of stock-based compensation.

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

At December 31, 2025 and 2024, there were 2,314,347 and 261,461, respectively, shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards approved on September 25, 2025, and on September 29, 2021, respectively.

Numerator:	December 31, 2025	December 31, 2024	December 31, 2023
Net income available to common shareholders:
Class A, basic and diluted	$406,919	$344,092	$294,964

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	35,708,122	35,316,495	35,405,458
Plus weighted average number of RSUs with service conditions	254,014	261,461	523,464
Common share and common share equivalents, dilutive	35,962,136	35,577,956	35,928,922

Basic earnings per share:
Class A	11.40	9.74	8.33

Diluted earnings per share:
Class A	11.32	9.67	8.21

Table of Contents Global Ship Lease, Inc. Notes to the Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars)

19. Subsequent events

On February 10, 2026, the Company announced a dividend of $0.625 per Class A common share from the earnings of the fourth quarter of 2025 paid on March 6, 2026, to common shareholders of record as of February 24, 2026.

During the fourth quarter of 2025, the Company agreed to purchase three ECO 8,586 TEU, Korean-built containerships for an aggregate price of approximately $90,000, of which two were delivered on various dates in December 2025 and the third one on January 9, 2026. The Company funded the acquisitions with cash on hand, with the potential to secure financing at a later stage. As of December 31, 2025, the Company had paid $30,200 as an advance for the third ECO 8,586 TEU vessel acquisition, Cypress, which was delivered on January 9, 2026.

